Form 20-F
period 2002-12-31
HUNGARIAN TELECOMMUNICATIONS CO LTD
filed 2003-05-09
CIK 1047564

As filed with the Securities and Exchange Commission on May 9, 2003

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Commission file number 1-14540

MAGYAR TÁVKÖZLÉSI RT.
(Exact Name of Registrant as Specified in Its Charter)

HUNGARIAN TELECOMMUNICATIONS CO. LTD.
(Translation of Registrant’s Name Into English)

Hungary
(Jurisdiction of Incorporation or Organization)

Budapest, 1013, Krisztina krt. 55, Hungary
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class

Name of each exchange on which registered

American Depositary Shares, each representing five Ordinary Shares	New York Stock Exchange
Ordinary Shares	New York Stock Exchange*

Securities registered or to be registered pursuant to Section 12(g) of the Act

NONE

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares……1,042,811,600

nominal value HUF 100 per share

(as of December 31, 2002)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES	☒	NO	☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	☒	Item 18	☐

*Not for trading, but only in connection with the registration of American Depositary Shares.

TABLE OF CONTENTS

PART I

Item 1	Identity of Directors, Senior Management and Advisers
Item 2	Offer Statistics and Expected Timetable
Item 3	Key Information.
Selected Financial Data
Risk Factors
Item 4	Information on the Company
History and Development of the Company
Organization
Historical Background
Business Overview
Business Summary
Business Strategy
Overview of Matáv’s Revenues
Fixed Line Telecommunications Services Segment
Mobile Telecommunications Services Segment
International Segment (MakTel)
Marketing and Distribution
Competition
Regulation and Pricing.
Overview of the Regulatory Regime until December 23, 2001
The Act on Communications and the Contract on Universal Service Provision.
Mobile Concession Contracts
Competition Law Restrictions
EU Association Agreement and European Directives.
Broadcasting and Transmission
Pricing
Organizational Structure
Property, Plants and Equipment.
Infrastructure and Technology
Information Technology
Item 5	Operating and Financial Review and Prospects
Operating results.
Results of Operations – Total
Results of Operations – By Segment
Significant Accounting Policies
Liquidity and Capital Resources
Capital Expenditures
Reconciliation to U.S. GAAP
Research and Development
Item 6	Directors, Senior Management and Employees
Board of Directors.
Management Committee
Supervisory Board
Indemnification of the Board of Directors and the Supervisory Board
Compensation of Directors and Officers
Board Practices
Employees
Share Ownership of Management

i

Item 7	Major Shareholders and Related Party Transactions.
Major Shareholders.
Related Party Transactions
Item 8	Financial Information
Consolidated Financial Statements
Other Financial Information
Legal proceedings
Dividend Policy
Significant Changes
Item 9	The Offer and Listing
Item 10	Additional Information
Share Capital
Memorandum and Articles of Association
Material Contracts
Exchange Control
Taxation
Documents on Display
Item 11	Quantitative and Qualitative Disclosures About Market Risk
Item 12	Description of Securities Other than Equity Securities

PART II

Item 13	Defaults, Dividend Arrearages and Delinquencies
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15	Controls and Procedures
Item 16	{Reserved}

PART III

Item 17	Financial Statements
Item 18	Financial Statements
Item 19	Exhibits

ii

Certain Defined Terms and Conventions

In this annual report, the terms “Matáv”, the “Group” and the “Company” refer to Matáv Rt. and its direct and indirect subsidiaries as a group; the term “Westel” refers to Westel Mobil Távközlési Rt.; the term “Westel 0660” refers to Westel Rádiótelefon Kft. and the term “MakTel” refers to Makedonski Telekommunikacii AD. The Company owns 100 percent of each of the Westel companies. In this annual report, the term “Minister” refers to the Minister heading the Ministry of Informatics and Communications, to whom the rights of the Prime Minister Office were transferred as of May 27, 2002. The rights belonging to the Prime Minister Office belonged to the Ministry of Transport, Telecommunications and Water Management prior to June 1, 2000.

Totals in tables may be affected by rounding. Segment revenue and operating expense figures included in this annual report do not give effect to intersegment eliminations.

Forward-looking Statements May Not Be Accurate

The Company may from time to time make written or oral forward-looking statements. Written forward-looking statements appear in documents the Company files with the Securities and Exchange Commission, including this annual report, reports to shareholders and other communications. The U.S. Private Securities Litigation Reform Act of 1995 contains a safe harbor for forward-looking statements. Factors identified in filings with the Commission may cause actual results to differ materially from a forward-looking statement made by Matáv or on its behalf. Readers should also consider the information contained in Item 3, “Key Information -Risk Factors” and Item 5, “Operating and Financial Review and Prospects”, as well as the information contained in the Company’s periodic filings with the Securities and Exchange Commission for further discussion of the risks and uncertainties that may cause such differences to occur. The Company’s forward-looking statements speak only as of the date they are made, and the Company does not have an obligation to update or revise them, whether as a result of new information, future events or otherwise.

iii

PART I

ITEM 1 — IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 — OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 — KEY INFORMATION

SELECTED FINANCIAL DATA

This selected consolidated financial and statistical data should be read together with the consolidated financial statements, including the accompanying notes, included in this annual report. Matáv derived the financial data from Matáv’s consolidated financial statements as of and for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 and the accompanying notes, which PricewaterhouseCoopers Könyvvizsgáló és Gazdasági Tanácsadó Kft., Matáv’s independent accountants, have audited. This consolidated financial data is qualified by reference to Matáv’s consolidated financial statements and accompanying notes, which the Company has prepared in accordance with International Financial Reporting Standards (“IFRS”). IFRS differs from U.S. Generally Accepted Accounting Principles (“GAAP”). For a discussion of the principal differences between IFRS and U.S. GAAP as they relate to the Company, see Note 32 to the consolidated financial statements.

	Year ended December 31,
	1998	1999	2000 (3)	2001 (3)	2002	2002
	HUF	HUF	HUF	HUF	HUF	U.S.$(1)
	(in millions, except per share amounts)

Consolidated Income Statement Data:

Amounts in accordance with IFRS
Revenues	318,060	384,932	445,945	547,735	590,585	2,623
Operating profit	96,109	121,131	96,091	119,400	122,240	543
Net income	58,337	78,632	66,652	82,560	68,128	303
Net income per share(2)	56.24	75.81	64.27	79.61	65.66	0.29
Diluted net income per share(2)	56.24	75.52	63.97	79.61	65.66	0.29

Amounts in accordance with U.S. GAAP
Revenues	318,342	385,306	461,537	550,900	592,294	2,631
Operating profit	96,346	121,460	90,456	120,144	132,585	589
Net income	58,564	78,721	64,508	82,231	78,153	347
Net income per share(2)	56.46	75.89	62.20	79.30	75.32	0.33
Diluted net income per share(2)	56.46	75.61	61.91	79.30	75.32	0.33

Consolidated Balance Sheet Data:

Amounts in accordance with IFRS
Total assets	549,540	647,870	954,424	1,104,196	1,077,451	4,785
Net assets	269,380	350,591	638,509	508,469	575,580	2,556
Capital stock	103,728	103,728	103,736	103,736	104,281	463
Total shareholders’ equity	257,245	327,579	637,281	460,300	516,144	2,292

Amounts in accordance with U.S. GAAP
Total assets	549,149	647,239	962,379	1,114,742	1,096,006	4,868
Net assets	256,918	338,260	624,168	490,084	566,913	2,518
Total shareholders’ equity	244,783	315,248	622,941	445,167	511,036	2,270

	Year ended December 31,
	1998	1999	2000	2001	2002

Other data:

Weighted average number of shares
Basic	1,037	1,037	1,037	1,037	1,038
Diluted	1,037	1,041	1,042	1,037	1,038

(1)                                 Translated into U.S. dollars at the official closing rate of the National Bank of Hungary on December 31, 2002 of U.S. dollar 1.00 – HUF 225.16. These translations are unaudited and presented for convenience purposes only.

(2)                                 Net income per share under IFRS and net income per share under U.S. GAAP are calculated by dividing net income by the weighted average number of shares outstanding during each period.

(3)                                 In December 2001 the Company acquired 49 percent of the common shares of Westel and Westel 0660 (“the Westels”) from Deutsche Telekom AG. The Company is controlled by Deutsche Telekom AG so this was a transaction between parties under common control. The financial statements have been restated as if the Westels were wholly owned subsidiaries of Matáv since March 23, 2000, the date when Deutsche Telekom AG acquired 49 percent of the Westels.

Dividends

The following table sets forth the dividend per Matáv ordinary share for the years 1998, 1999, 2000, 2001 and 2002. The table shows the dividend amounts in Hungarian Forints, together with U.S. dollar equivalents, for each of the years indicated.

	Dividend Paid Per Ordinary Share
	HUF	U.S.$(1)
Year
1998	8	0.0365
1999	9	0.0356
2000	10	0.0351
2001	11	0.0394
2002	18	0.0799

(1)                               Translated into U.S. dollars at the official closing rate of the National Bank of Hungary on December 31, 2002 of U.S. dollar 1.00 = HUF 225.16, December 31, 2001 of U.S. dollar 1.00 = HUF 279.03, on December 31, 2000 of U.S. dollar 1.00 – HUF 284.73, on December 31, 1999 of U.S. dollar 1.00 = HUF 252.52 and on December 31, 1998 of U.S. dollar 1.00 = HUF 219.03.

Exchange Rate Information

The National Bank of Hungary sets the official rate of exchange for Hungarian Forints. Until December 31, 1998, the rate was based on a basket of currencies consisting of 30 percent U.S. dollars and 70 percent Deutsche marks. On January 1, 1999, the National Bank of Hungary replaced the Deutsche mark with the Euro to change the currency basket to 30 percent U.S. dollars and 70 percent Euros. On January 1, 2000, the National Bank of Hungary removed the U.S. dollars from the basket and based the Hungarian Forint solely on the Euro.

On March 12, 1995, the National Bank of Hungary announced a crawling peg system for devaluing the Hungarian Forint against a basket of foreign currencies. Under the crawling peg devaluation regime, the Hungarian Forint was devalued each day by a fixed percentage rather than intermittently. The National Bank of Hungary determined and announced in advance the monthly rate of devaluation.

On any given day, the actual exchange rate of the Hungarian Forint against the basket of currencies may vary from the rate the National Bank of Hungary has announced. Before May 4, 2001, the National Bank of Hungary had stated a policy of intervening in the foreign currency market if the actual exchange rate moves more than 2.25 percent above or below the announced rate. On May 4, 2001, the National Bank of Hungary announced that it has widened this intervention band significantly to 15 percent above or below the announced rate. The move was explained as a step towards convergence with the European Union exchange rate regime and as an effective tool to fight inflation. Matáv’s exposure to risks from exchange rate fluctuations has increased as a result of this band widening because the National Bank of Hungary is less likely to act to stabilize the value of the Hungarian Forint during periods of exchange rate volatility.

The National Bank of Hungary has devalued the Hungarian Forint continuously in recent years. The monthly devaluation rate was reduced from 1.2 percent on January 1, 1996 to 1.1 percent in April 1997 and to 1.0 percent in August 1997. The National Bank of Hungary announced further cuts to the crawling peg, decreasing it to 0.9 percent in January 1998, 0.8 percent in June 1998, 0.7 percent in October 1998, 0.6 percent in January 1999, 0.5 percent in July 1999, 0.4 percent in October 1999, 0.3 percent in April 2000 and 0.2 percent in April 2001. In October 2001, the crawling peg system ceased to exist. The middle of the intervention band was set at 276.1 HUF/EUR.

The following tables set forth, for the periods and dates indicated, the period-end, average, high and low official rates set by the National Bank of Hungary for Hungarian Forints per U.S.$1.00, DM1.00 and EUR1.00, respectively. The Company makes no representation that the Hungarian Forint amounts referred to in this annual report could have been or could be converted into any currency at any particular rate or at all.

	Exchange Rates (amounts in HUF/U.S.$)
	Period-End	Average(1)	High	Low
Year
1998	219.03	214.45	227.07	203.24
1999	252.52	237.30	252.63	212.31
2000	284.73	282.27	318.71	245.57
2001	279.03	286.54	304.06	271.35
2002	225.16	258.00	283.98	225.16

2002
October	244.67	248.18	252.39	244.67
November	239.01	237.63	242.80	233.59
December	225.16	231.87	238.75	225.16

2003
January	225.49	226.03	231.74	222.03
February	226.33	227.53	229.73	224.59
March	227.02	227.25	232.60	222.15

(1) The average of the exchange rates on each business day during the relevant period.

	Exchange Rates (amounts in HUF/DM)
	Period-End	Average(1)	High	Low
Year
1998	130.65	122.15	132.66	112.95

(1) The average of the exchange rates on each business day during the relevant period.

	Exchange Rates (amounts in HUF/EUR)
	Period-End	Average (1)	High	Low

Year
1999	254.92	252.80	258.86	248.23
2000	264.94	260.04	265.67	254.47
2001	246.33	256.68	267.29	241.45
2002	235.90	242.97	252.38	235.17

2002
October	241.49	243.61	245.94	241.26
November	237.48	238.13	241.56	236.12
December	235.90	236.14	237.50	235.17

2003
January	243.93	239.98	248.39	234.69
February	243.33	245.09	246.65	243.14
March	246.84	245.64	246.88	244.58

(1) The average of the exchange rates on each business day during the relevant period.

The Company will pay any cash dividends in Hungarian Forints, and exchange rate fluctuations will affect the U.S. dollar amounts received by holders of American Depository Shares (“ADSs”) on conversion of cash dividends on the shares those ADSs represent. Fluctuations in the exchange rate between the Hungarian Forint and the U.S. dollar will also affect the prices of shares and ADSs.

RISK FACTORS

Prior to making any investment decision, you should carefully consider the risks set forth below in addition to the other information contained in this annual report. The risks described below are not the only risks we face. Additional risks not currently known to us or risks that we currently regard as immaterial also could have a material adverse effect on our financial condition or results of operations. This annual report contains certain “forward-looking” statements. These include statements on expectations of Matáv’s businesses. You will find below and elsewhere in this annual report important factors that could cause the results of Matáv to differ materially from such forward-looking statements. Matáv disclaims any obligation to update information contained in any forward-looking statement.

Matáv’s operations are subject to substantial government regulation, which can result in adverse consequences for the Company’s business and results of operations.

Matáv had exclusive rights until December 23, 2001 to provide domestic long distance and international public voice telephony services throughout Hungary. The Company also had exclusive rights until December 23, 2001 to provide local public fixed line telephony service in 31 of 54 local primary areas in Hungary. Matáv’s exclusive rights expired in May 2002 in an additional five local primary areas, while its subsidiary, Emitel had exclusive rights in an additional three concession areas through November 2002. Following the expiration of the exclusivity of the concession agreements of Matáv and other local telephone service providers, Act XL of 2001 on Communications (“Act on Communications”) became the basis for the liberalized telecommunications market in Hungary.

The Act on Communications was approved by the Hungarian Parliament in June 2001 and entered into force on December 23, 2001. The Act on Communications established a new regime of retail price controls on fixed line voice telephony services, introduced a universal service obligation and designated Matáv as a company with significant market power on the voice telephony market. The Act on Communications also requires unbundling of local loops, transparency of cost-based pricing, and reference offers for interconnection, and for leased line interconnection services. The cost base of the price of these services has to be calculated using Long Run Incremental Costs (“LRIC”) from January 1, 2003. The Act on Communications introduced carrier selection and carrier pre-selection possibilities.

The Act on Communications and related executive decrees are subject to modification in relation to harmonization with the New European Union (“EU”) Regulatory Framework for Telecommunications and in order to further increase competition. Modifications are expected to take force at the latest by May 1, 2004 when Hungary is expected to join the EU. The regulatory review is focusing on the following areas: EU harmonization and competition, Internet regulation, universal service obligation regulation, cost accounting and price regulation, carrier selection, unbundling, number portability regulation and institutional issues.

The Company cannot fully anticipate the combined impact of these changes on its business and results of operation. Matáv’s business and results of operations may be adversely affected by the new Hungarian telecommunications regulatory regime and by the application of LRIC based interconnection tariffs for unbundled local loop, interconnection and leased line interconnection services.

Matáv became a universal service provider as a consequence of the universal service contract that was concluded between Matáv and the Minister on January 28, 2002 (the “Contract on Universal Service Provision”). Universal service providers are entitled to compensation for their loss of revenue resulting from the low price of universal service packages. The EU system, however, does not subsidize telecommunications service providers based on their revenue shortfall, but on net cost principles. The implementation of the EU financing system, as part of the modifications of the Act on Communications, may result in Matáv not getting any further subsidies for its universal service packages.

The liberalization of the fixed line telecommunications market is expected to have an effect on the mobile telecommunications industry as well. On November 4, 2002, the National Regulatory Authority (“NRA”, Hírközlési Felügyelet) pronounced Westel as a significant market power in the interconnections market; therefore, it had to submit to the NRA cost-based interconnection fees within 30 days for approval. Westel complied with this obligation but later withdrew its interconnection offer. It is expected that government regulated fees and interconnection prices will significantly change and these changes will impact the operations of Westel. The extent and timing of this change is not known yet, but it is not expected to be retrospective to 2002.

In 2003, the NRA may introduce a directive on number portability for mobile phones. This may result in a larger churn rate among the more price-sensitive prepaid mobile customers, thus negatively impacting the total revenue of Matáv.

See “Item 4 - Regulation and Pricing”

Matáv is subject to increased competition due to telecommunications sector liberalization.

Competition in the Hungarian telecommunications sector is increasing as a result of market liberalization measures. Since December 23, 2001, other service providers have had the right to compete directly for Matáv’s customers across Hungary in the public telephony services.

Management believes that following the liberalization of the Hungarian telecommunications sector, competition in the provision of telecommunications infrastructure, as well as in domestic and international telephony services may arise from a variety of new entrants, including telecommunications service providers from other countries and companies currently providing other telecommunications services previously liberalized in Hungary. Although the exact identities of the first new entrants are already known, the scope of competition and any adverse effect on the Company’s results will depend on a variety of factors that we currently cannot assess with precision and are for the most part not within the Company’s control. Among such factors are the business strategies and capabilities of potential competitors, prevailing market conditions, the effect of an EU conform regulation on the Hungarian telecommunications market, which substantially differs from other European markets, as well as the effectiveness of the Company’s efforts to prepare for increased competition.

In the mobile communications business, Matáv already faces intense competition. As all telecommunications markets have become increasingly saturated, the focus of competition is starting to shift from customer acquisition to customer retention. Significant customer defections would have an adverse effect on results of operations, and customer acquisition and retention expenses are substantial. Due to the increased competition, prices for mobile voice telephony have been declining over the past several years and may continue to decline. Matáv also faces intense competitive pressure in the market for Internet services, as well as in the data communications markets.

Competition in any or all of Matáv’s principal lines of business could lead to:

•                  price erosion of Matáv’s products and services;

•                  inability to increase market share or loss of market share;

•                  loss of existing or prospective customers and greater difficulty in retaining existing customers;

•                  more rapid deployment of new technologies and obsolescence of existing technologies; and

•                  other developments that could have a material adverse effect on Matáv’s financial condition and results of operations.

Matáv’s ability to sustain revenue growth will depend in part on increasing traffic and offering value added and data services to its customers.

Matáv expects the number of fixed access lines and tariffs for telephony services to decrease as competition in fixed and mobile telephony increases. Matáv’s ability to sustain revenue growth will therefore depend on increasing the amount of traffic over existing fixed lines and on increasing revenues from value added and data services. Matáv also plans to sustain revenues by growing its mobile subscriber base and expanding its related lines of business, such as Internet and cable television, as well as by geographic expansion. Matáv may not be able to sustain revenue growth, if it is not able in the future to offer attractive and affordable value added services or if the Company’s customers do not purchase its services.

Matáv may be unable to adapt to technological changes in the telecommunications market.

The telecommunications industry is characterized by rapidly changing technology with related changes in customer demands and the need for new products and services at competitive prices. Technological developments are also shortening product life cycles and facilitating convergence of different segments of the increasingly global information industry. Matáv’s future success will be impacted by its ability to anticipate, invest in and implement new technologies with the levels of service and prices that customers demand. Technological advances may also affect Matáv’s level of earnings by shortening the useful life of some of its assets.

The operation of Matáv’s businesses depends in part upon the successful deployment of continually evolving mobile communications technologies, which will require significant capital expenditures. There can be no assurance that such technologies will be developed according to anticipated schedules, that they will perform according to expectations, or that they will achieve commercial acceptance. Matáv may be required to make more capital expenditures than are currently expected if suppliers fail to meet anticipated schedules, if a technology’s performance falls short of expectations, or if commercial success is not achieved.

The effect of technological changes on Matáv’s businesses cannot be predicted. In addition, it is impossible to predict with any certainty whether the technology selected by Matáv will prove to be the most economic, efficient or capable of attracting customer usage. There can be no assurance that Matáv will develop new products and services that will enable Matáv to compete effectively in the Hungarian telecommunications market.

Developments in the technology and telecommunications sectors have resulted and may in the future result in substantial write-downs of the carrying value of certain of our assets.

Recent developments in the technology and telecommunications sectors, including significant declines in stock prices, market capitalization and credit ratings of market participants may result in substantial write-downs of our intangible or other assets. Future changes in these areas could lead to further write-downs at any time. Recognition of impairments of tangible, intangible and financial assets could adversely affect our results of operations and financial condition and might lead to a drop in the trading price of our shares. We review on a regular basis the value of each of our subsidiaries and their assets. In addition to our regular valuations, whenever indications exist (due to changes in the economic, regulatory, business or political environments) that goodwill, intangible assets or fixed assets may be impaired, we consider the necessity of performing certain valuation tests which may result in an impairment charge.

We depend on a limited number of suppliers for equipment and maintenance services.

In each of our operating divisions, there are a limited number of suppliers for required equipment and maintenance services. The failure of these suppliers to meet our equipment and service needs in a timely manner might have a significant effect on our revenues and market position. The construction and operation of our networks and the provision of our services and network infrastructure, especially mobile telecommunications services, are dependent on our ability to obtain adequate supplies of a number of items on a timely and cost-efficient basis. These include handsets and transmission, switching and other network equipment. Significant delays in obtaining certain equipment and maintenance services could have a material adverse effect on our business or results from a particular operating division.

Matáv’s business may be adversely affected by actual or perceived health risks associated with mobile communications technologies.

Media reports have suggested that certain radio frequency emissions from cellular telephones may be linked to certain medical conditions such as cancer. In addition, certain consumer interest groups have requested investigations into claims that digital transmissions from handsets used in connection with digital mobile technologies pose health concerns and cause interference with hearing aids and other medical devices. There can be no assurance that the findings of such studies will not have a material effect on Matáv’s mobile business or will not lead to government regulation. Matáv’s ability to install new mobile telecommunications base stations and other infrastructure may also be adversely affected, and related costs may increase, due to regulation or consumer action in response to concerns over health risks and the impact on the value of properties adjacent to such infrastructure. The actual or perceived health risks of mobile communications devices could adversely affect mobile communications service providers, including Matáv, through increased barriers to network development, reduced subscriber growth, reduced network usage per subscriber, threat of product liability lawsuits or reduced availability of external financing to the mobile communications industry.

System failures could result in reduced user traffic and reduced revenue and could harm Matáv’s reputation.

Matáv’s technical infrastructure (including its network infrastructure for fixed-network services and mobile telecommunications services) is vulnerable to damage or interruption from information technology failures, power loss, floods, windstorms, fires, intentional wrongdoing and similar events. Unanticipated problems at its facilities, system failures, hardware or software failures or computer viruses could affect the quality of Matáv’s services and cause service interruptions. Any of these occurrences could result in reduced user traffic and reduced revenue and could harm Matáv’s reputation.

Matáv’s credit rating may be linked to the credit rating of its parent company, Deutsche Telekom AG.

Matáv’s credit rating was lowered by Standard & Poor’s Ratings Services (“S&P”) in April 2002, because of the decreased credit rating of its parent company, Deutsche Telekom AG (“DT”). Moody’s Investors Services (“Moody’s”), however, maintained its credit rating of Matáv, while lowering DT’s rating in January 2003.

DT has substantially increased its outstanding debt to finance acquisitions and investments, resulting in a lowering of the credit rating on its long-term debt. If it is unable to reduce its indebtedness as planned, its credit ratings may be further lowered.

Both S&P and Moody’s assigned a credit rating to Matáv in November 2000. S&P rated Matáv’s long term foreign currency debt BBB+ and local currency debt A-, while Moody’s rated Matáv’s long term debt Baa1. S&P upgraded Matáv’s foreign currency debt to A- in line with the Hungarian sovereign in January 2001. Matáv has sustained its Moody’s rating since then and is still rated Baa1, even after Moody’s upgraded the Hungarian sovereign from A3 to A1 in November 2002. S&P, however, downgraded Matáv to BBB+ in April 2002, following DT’s decreased rating. S&P sees Matáv as a strategic investment of DT; therefore, it is very likely that Matáv’s rating will move parallel with that of DT’s in the future as well. Presently Matáv’s credit rating at

Moody’s is better by two notches than that of DT’s (split rating). However, a further downgrade of DT by Moody’s would probably result in a downgrade of Matáv’s credit rating as well.

Deutsche Telekom is committed to an ongoing debt reduction, but we cannot assure you that circumstances will permit these goals to be reached on time or that its credit rating will not be further downgraded by S&P, Moody’s or other rating agencies. Future possible decreases of DT’s rating may also affect Matáv’s rating.

The interest rates on Matáv’s current indebtedness contractually are not linked to its credit rating; therefore, such current interest rates will not increase because of downgrades of Matáv’s long term debt. However, any such downgrade may increase the cost of future long-term indebtedness if Matáv’s credit rating is considered when obtaining financing.

Loss of key personnel could weaken Matáv’s business expertise.

Matáv’s operations are managed by a small number of directors and key executive officers. The loss of directors or key executive officers could significantly impede Matáv’s financial plans, marketing and other objectives. Matáv believes that the growth and future success of its business will depend in large part on its continued ability to attract and retain highly skilled and qualified personnel at all levels; however, the competition for qualified personnel in the telecommunications industry is intense. Matáv can give no assurances that it will be able to hire or retain necessary personnel.

Matáv’s share price may be volatile, and your ability to sell Matáv shares may be adversely affected due to the relatively illiquid market for Matáv securities.

The Hungarian equity market is relatively small and illiquid compared with major global markets. As a result of the limitations of the Hungarian equities market, the general turmoil in emerging markets beginning in 1998 and the volatility of the telecommunications sector, the price of Matáv shares may be relatively volatile, and you may have difficulty selling your shares in the event of unfavorable market conditions.

Matáv faces limitations on further extension of its cable television business under the Act on Communications.

The Act on Communications, which has been the basis for the telecommunications market in Hungary since December 23, 2001, restricts Matáv from purchasing cable television networks until January 1, 2004 and also restricts the Company from building its own cable television networks in those areas where Matáv or another significant competitor has a telephone network. These measures significantly limit the expansion of Matáv’s cable television business.

Matáv has a substantial business interest based in Macedonia, and ethnic hostilities and economic pressures could reduce the value of Matáv’s investment in that region.

Matáv owns an 86.5 percent interest in Stonebridge Communications AD (“Stonebridge”), which owns a 51 percent interest in MakTel, the formerly state owned public telecommunications service provider in Macedonia. MakTel became a consolidated subsidiary of Matáv beginning on January 15, 2001.

Ethnic hostilities, while getting better, are still a risk to the economy of Macedonia. The negative pressure on the economy could lead to a devaluation of the currency. In case of a devaluation of the Macedonian Denar, the value of Matáv’s interest in MakTel would be reduced and Matáv’s future results of operations may be adversely affected.

The value of our investments, the results of our operations and our financial condition could be affected by economic developments in Hungary and other countries.

 Our business depends on general economic conditions in Hungary and abroad. In 2001 and 2002 there was a downturn in global economic conditions in general and in the telecommunications industry in particular. This downturn has continued into 2003 and is expected to continue for the rest of the year. However, there are many factors that influence global and regional economies, which factors are outside of our control. The climate for and values of investments in the business sector have been worsening over the past year. A cautious or negative business outlook may cause our customers to delay or cancel investment in information technology and telecommunications systems and services, which may adversely affect revenues directly and in turn slow the development of new services and applications that could become future revenue sources for us. If the global and regional economies do not improve, we may continue to experience material adverse effects on our business, operating results and financial condition. In addition, it is still unknown what economic effect there may be from Hungary’s expected accession to the European Union.

Matáv is subject to risks resulting from fluctuations in exchange rates.

Matáv is subject to risks resulting from fluctuations in exchange rates, which can adversely affect costs associated with Matáv’s foreign currency denominated debt obligations and certain other payments. Our exposure to risks from exchange rate fluctuations has increased as a result of the National Bank of Hungary’s policy change to less intervention with the foreign currency market.

During 2002, the HUF continuously strengthened against the EUR, until the HUF vulnerability was seen in June 2002 when EUR gained about HUF 10 against the HUF in a few days. Then, beginning in November 2002, the HUF again strongly strengthened against EUR until January 2003, when the HUF/EUR reached the strong edge of the intervention band (234 HUF/EUR). To prevent speculation and a potential band widening, the strong exchange rate forced the National Bank of Hungary to intervene with a purchase of about EUR 5 billion, and then to drastically reduce the HUF reference interest rate by 200 basis points in two days. As a result of the steps taken by the National Bank of Hungary, the EUR increased by more than HUF 20 in one day (from 235 HUF/EUR to 255 HUF/EUR), then reached a stable level at 245-247 HUF/EUR in February 2003. This shows the increased volatility of EUR/HUF exchange rates. See “Item 11 Quantitative and Qualitative Disclosures about Market Risk”.

In addition, the devaluation of the Macedonian Denar and the strengthening of the Hungarian Forint may exert a negative influence on MakTel’s results that are converted into HUF, thereby lowering Matáv’s results.

Matáv is subject to risks resulting from fluctuations in interest rates.

Matáv is subject to risks resulting from fluctuations of interest rates, which can affect costs associated with Matáv’s interest bearing obligations and certain other payments. Matáv’s debt portfolio mostly consists of floating rate elements, which inherently decrease the predictability of Matáv’s financing costs since interest is always paid according to the current market interest rates. Fixed-rate loans also bear risks of fluctuating interest rates as Matáv may have to pay more interest on fixed-rate loans than on floating rate loans when interest rates decrease (they become more expensive), and in this case Matáv loses the possibility of financing itself at a lower cost.

ITEM 4 — INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

Organization

Matáv is the principal provider of fixed line telecommunications services in Hungary. Its shares are listed on the Budapest Stock Exchange, and its ADSs are listed on the New York Stock Exchange. Matáv’s headquarters are located at 55 Krisztina krt., 1013 Budapest, Hungary. Its telephone numbers are 36-1-458-0000 or 36-1-458-7000. Matáv operates under the laws of Hungary. Its U.S. agent for federal securities law purposes is CT Corporation, 111 Eight Avenue, New York, New York 10011, USA.

Historical Background

Prior to 1990, the Hungarian national postal, telephone and telegraph authority, Magyar Posta, provided all public telephony services in Hungary. As of January 1, 1990, the Hungarian Government split Magyar Posta into three distinct entities along the lines of its three main areas of operation: postal services, telecommunications and broadcasting. The Hungarian Government made Magyar Távközlési Vállalat, the predecessor entity to Matáv, responsible for telecommunications operations. This entity was transformed on December 31, 1991 into a stock corporation, Magyar Távközlési Rt., or Matáv, then wholly owned by the predecessor of the Állami Privatizációs és Vagyonkezelő Rt. (the “State Privatization and Holding Company” or the “ÁPV”).

MagyarCom GmbH (“MagyarCom”), a holding company in which Deutsche Telekom AG and Ameritech Corporation (“Ameritech”) each held a 50 percent interest, was selected by the Minister in an international tender and subsequently purchased a 30.1 percent stake in Matáv for approximately U.S. dollar 875 million. The ÁPV contributed U.S. dollar 400 million of the purchase price paid by MagyarCom to Matáv to provide it with capital to expand the telephone network. MagyarCom entered into a concession agreement with the Hungarian Government on December 19, 1993. MagyarCom then assigned certain of its rights under the concession agreement to Matáv. On December 22, 1993, Matáv entered into a concession contract with the Hungarian Government, which gave Matáv the exclusive right to provide domestic long distance and international public telephony services throughout Hungary and local public fixed line voice telephony services in 31 of 54 Local Primary Areas for a term of eight years ending December 22, 2001. On May 24, 1994, Matáv obtained the right to provide telephony services in an additional five Local Primary Areas for a term of eight years ending May 25, 2002.

On October 8, 1999, SBC Communications Inc. (“SBC”) completed its acquisition of Ameritech and thus gained control over Ameritech’s 50 percent interest in MagyarCom.

On July 3, 2000, SBC sold its 50 percent ownership in MagyarCom to Deutsche Telekom AG.

As of December 31, 2002, 59.21 percent of Matáv’s ordinary shares was held by MagyarCom, 40.32 percent of the ordinary shares was publicly traded and the Company had 0.47 percent treasury shares. The Hungarian Government controls one Series “B” voting preference share to which special rights attach.

BUSINESS OVERVIEW

Business Summary

Matáv is the principal provider of fixed line telecommunications services in Hungary, with approximately 2.9 million fixed access lines at December 31, 2002. The Company is also Hungary’s largest mobile telecommunications service provider, with more than 3,426,000 mobile subscribers (including users of prepaid cards) at December 31, 2002. The Company’s total consolidated revenues were HUF 590,585 million, and its total consolidated net income was HUF 68,128 million in 2002.

Matáv is a full-service telecommunications provider operating in three business segments:

Fixed Line Telecommunications Services.  The Company’s fixed line telecommunications services consist of local, long distance, international and other telecommunications services, including data transmission, cable television and Internet services. The Company had exclusive rights through December 2001 to provide domestic long distance and international public telephony services throughout Hungary and to provide local public fixed line telephony service in 31 of the 54 local primary areas in Hungary. The Company had exclusive rights in five of the 54 local primary areas until May 2002, while its subsidiary, Emitel had exclusive rights in an additional three concession areas through November 2002. The Company’s 36 former local concession areas cover approximately 70 percent of Hungary’s geographic area and include Budapest as well as nearly all of the other major cities in Hungary. As there is very limited competition for public voice telephony services following the liberalization of the telecommunications market, Matáv is still the dominant service provider in these 36 areas. Matáv also provides leased lines, data transmission services and corporate network services, sells telecommunications equipment and offers network construction and maintenance services. Matáv is the market leader in Hungary for most of these services.

Mobile Telecommunications Services.  Through its two mobile telecommunications subsidiaries, Westel and Westel 0660, the Company is a market leader in the provision of mobile telecommunications services in Hungary. Westel currently is one of three GSM digital providers, and Westel 0660 is the sole provider of analog mobile telecommunications services in Hungary. Mobile telecommunications services have contributed significantly to the Company’s revenue growth. Revenues from mobile telecommunications services increased from HUF 159,345 million, before intersegment eliminations in 2000 to HUF 232,612 million before intersegment eliminations in 2002, while the number of subscribers increased to approximately 3.4 million by the end of 2002 from 0.9 million at the end of 1999. In 1999, Westel won one of the new 1800 GSM mobile telecommunications operating licenses. One new entrant in the Hungarian digital cellular market started operations in December 1999 offering GSM services. The winners of the two other 1800 GSM licenses, including Westel, entered the 1800 GSM market in December 2000.

International Activities.  Matáv purchased an 86.5 percent stake in Stonebridge, which owns 51 percent of MakTel. MakTel, the first international subsidiary of Matáv, became a consolidated subsidiary as of January 15, 2001, the date when the closing of the purchase transaction took place. This transaction has contributed significantly to the Company’s revenue growth. Revenues from international activities were HUF 67,562 million before intersegment eliminations in 2002. MakTel is the sole fixed line service provider and the leading mobile service provider in Macedonia. Its exclusive rights in fixed line telecommunications services will expire in December 2004. These exclusive rights include local, national and international long distance public voice services, voice over Internet Protocol (“IP”) services, leased lines services and building and operating public voice network services.

Business Strategy

High-level Strategic Objectives  – “From Subscriber Growth to Customer Management”

Matáv is positioned to be the dominant player in the Hungarian telecommunications industry in 2003. The total Hungarian market grew by an estimated 10 percent from 1999, and the mobile market proved to be the main growth area. It appears that the Hungarian mobile penetration level will reach Western European levels in the next couple of years. In line with the evolving requirements of the continuous market developments, Matáv continues the shift in strategy from the subscriber growth to customer management in both the fixed and mobile segments. New growth areas in the data and Internet businesses are gradually gaining enough maturity to contribute to growth at the group level.

Regulatory change and the moderate increase in competitive intensity in all business lines caused a slight erosion of Matáv’s market share. The decline is far less than the comparable figures in Western Europe, and Matáv’s clear market leader position remains firm and stable in all areas of the business. Matáv looks forward to and prepares itself for new, sustainable growth opportunities in the future, which should predominantly be based on its large customer base.

While Matáv has a strong balance sheet despite the acquisition of Westel and MakTel, its immediate focus is on consolidating market positions and strengthening its financial structure. Accordingly, three overarching strategic themes dictate Matáv’s Group-level and business line-level strategy for 2003:

•                  Maintain and consolidate industry-leading position: focus on completing the transformation from an access penetration/installation growth-driven business to a customer value management/customer retention-driven business; improve customer segmentation and renew Matáv’s value propositions, especially in the fixed-line residential business; and proactively manage the regulatory environment;

•                  Minimize margin erosion of Earnings Before Interest, Tax, Depreciation and Amortization (“EBITDA”): exploit all opportunities to optimize pricing; continue to increase productivity by driving costs down; reduce cost burden of the network by utilizing/selling excess capacity; and

•                  Increase Free Cash-Flow (“FCF”) generation through efficient Capital Expenditure (“CAPEX”) management: optimize CAPEX levels and allocation to reduce overall investment while continuing to invest in areas where such further investment is justified by market growth.

From the industry perspective Matáv sees itself in the midst of a global retrenchment/consolidation period, which the Company believes will lead to a new period of sustainable growth. This growth period will be different from that of the past, as it will be based on a wide (existing) customer base and penetration of new, value added services. Following the euphoric growth expectations and heavy debt-financed investment levels of the period leading up to 2000, the industry now faces a new set of challenges and investor expectations.

Matáv believes a new set of growth opportunities, based on innovation and widely accepted applications like broadband solutions and mobile non-voice services, will emerge in the next few years. As the dominant Hungarian industry player with a sound balance sheet, Matáv is in a strong position to play a leadership role in new markets and continue its course of sustainable growth.

Meanwhile, Matáv views the coming year as part of the retrenchment period, which the Company must use to consolidate its market leader position, improve its competitiveness, increase its financial strength further, and maximize productivity. While analysts are expecting declining EBITDA margins in the overall telecommunications industry, Matáv is determined to maintain excellent financial performance as it did in the past year.

Business structure

Driven by strategic guidance during the past few years, Matáv’s Mobile, Residential, Business, Internet and Network Lines of Business (“LoB”) now operate as business units responsible for their markets. The LoB structure allows resource allocation (e.g., CAPEX) in accordance with growth potential and the respective competitive situation. In effect, an internal “competition for resources” is well established.

The first strategic priority is to increase the value of Matáv through profit and loss responsibility and competitiveness of the LoBs, thus using the market to drive group synergies. This allows Matáv to provide services across the entire telecommunications value chain and to realize synergies by sharing assets and coordinating marketing and sales campaigns. This is crucial to Matáv’s position as an integrated telecommunications service and solutions provider.

Implications for the LoBs and MakTel

The strategic objectives and Group-level priorities have been applied to each LoB and to MakTel to develop a set of specific strategies for each business line taking into account the specific life-cycle and market position of the business line.

Fixed Line Telecommunications Service Segment

Residential Line of Business

The Residential LoB’s strategic position is characterized by a generally stagnant market for fixed-line services. The access base has been declining slightly since 2000 mostly because of mobile substitution in certain segments. Long distance and international long distance traffic declined and traffic shifted to fixed-to-mobile and mobile-to-mobile, which have different outpayment characteristics. Despite the increasing demand for broadband, significant growth of the access base cannot be expected in the coming years. Switched voice traffic will remain to be subject to mobile substitution and competitive pressure. Still, landline remains the least costly and highest-capacity communications network available, for both data and voice.

Rather than alternative fixed-line operators, the main competitors of the Residential LoB are the mobile carriers, which pose the greatest threat to the Company’s access base as mobile substitution has a noticeable impact on Matáv’s residential customer base. Although alternative operator services such as call-by-call long distance service may result in the loss of some traffic revenue, Matáv’s main priority is to protect its access line base and the resulting subscription revenue from mobile operators.

The Residential LoB’s strategy, therefore, will need to be four-pronged:

•                  stabilize access customer base, as a first line of defense against aggressive mobile substitution;

•                  complete the transformation from an access penetration/installation driven business to a customer service/churn management driven business;

•                  carefully manage wholesale pricing; and

•                  continue to increase productivity.

Several key initiatives are planned to support these objectives:

•                  implementation of a customer value management program to identify churn-likely customers early and to provide a method of targeting cross selling offers with greater accuracy by applying proactive communication;

•                  design a set of fresh and compelling value propositions based on (i) price, since mobile services still carry a price premium in terms of average minute rates, (ii) convenience (e.g., bundled high-end Customer Premises Equipments (“CPEs”), enriched service portfolio, positioning as a family communication tool versus mobile as an individual communication tool), and (iii) broadband, since broadband is a key unique selling point for fixed line access and retail ADSL (“Asynchronous Digital Subscriber Line”) is viewed as a crucial tool in enhancing Matáv’s residential value proposition and increasing Matáv’s market share of the broadband access market; and

•                  provide tailored packages for individual segments with clear marketing in order to protect traffic. Soft re-balancing (i.e. increasing the ratio of fixed monthly revenues by bundling and packaging value added products with the subscription) will play a key role in defending Matáv’s traffic, as it is its main tool to preempt competition by reducing the vulnerability of the Company’s fixed-line usage revenue base.

Business Solutions Line of Business

The Business LoB’s market continues to grow as demand for business data services increases. Nevertheless, a significant part of the Business LoB’s retail revenues comes from voice services, which are highly vulnerable to competition. Competitors with different cost structures (based on IP networks) have been aggressively targeting these customers. The result for Matáv has been some loss of market share, especially in the data market. In summary, the Business LoB has to address IP and mobile substitution as well as maintaining its customer base without getting into the ‘discount trap’, i.e. lowering the prices in a margin-eroding way.

The Business LoB is therefore focused on halting or reversing the declining market share trend by:

•                  protecting voice traffic from competition – especially fixed to mobile traffic;

•                  growing the market with communications solutions;

•                  reducing the cost base to secure competitiveness in commodity products; and

•                  executing segment specific pricing strategies that apply major discounts only where and when it is necessary to pre-empt the churn of business customers.

The main emphasis in the near future will be to implement a customer segment dedicated sales force concept and leverage that structure to sell solutions. The segment dedicated sales system is viewed as Matáv’s primary method of differentiating itself in the marketplace and regaining the high ground from aggressive competitors. Therefore, execution must be carefully monitored and must include elements of skill building for the account managers to enable consultative selling and familiarize account managers with the offers of all divisions of the Group.

Internet Line of Business

Matáv’s Internet LoB, represented by Axelero, will remain relatively small in terms of revenue contribution. It will play, however, an important role in the growth segments of the fixed line business, mainly broadband, and is expected to be a future value driver of the Company.

Axelero must develop ways to move beyond the original dial-up Internet Service Provider (“ISP”) business model, as that model has now proven unable to deliver positive financial results without additional revenue sources (e.g. broadband). Axelero continues its realigned strategy in 2003 with the focus on simplifying the value propositions and internal processes to accelerate growth while improving profitability. The main strategic objectives of Axelero will be to:

•                  generate positive EBITDA in 2003 and improve that further in the subsequent years;

•                  improve market positions in all three major operational areas (i.e., residential, corporate ISP services and online portal);

•                  pursue Operational Excellence to deliver best price/quality ratio;

•                  find ways to better leverage Axelero as the sole integrated ISP in the market capable of offering services throughout the complete Internet value chain targeting all customer segments; and

•                  increasingly tie Internet access and fixed telephony services, as the Internet is the most important element to enhance the landline value proposition.

These objectives will be achieved with the following major initiatives planned for 2003 within the Internet LoB:

•                  communicate in a better, more targeted fashion to educate the market why Internet access is a “value for money” product and combine promotions and marketing activities with the government’s personal computer subsidy programs to maximize penetration and Axelero’s incremental market share;

•                  create an essential base for broadband migration with a further simplified product portfolio in the dial-up segment. Also, this can help to utilize Matáv’s excess capacity by offering tailor-made packages;

•                  support the re-launch of retail ADSL with Matáv to accelerate broadband penetration and improve the broadband access market share position of Matáv; and

•                  continue Axelero’s Media Division focus on the news portal (“origo”) business that should be leveraged into different loyalty programs such as Axelero Club. Distinguish the premium paid-for content, which can deliver additional revenues to the ISP.

Network Services Line of Business

Network Services LoB is the “factory”, i.e. a service unit offering a shared platform for the fixed line based units and selected basic infrastructure elements for the mobile unit. The major strategic objective of the Network LoB is to improve the competitiveness of the other lines of business within the Group. This requires the Network Services LoB to:

•                  translate efficiency pressure from market related LoBs into network strategy and development;

•                  utilize the performance and features of existing network elements to the greatest possible extent;

•                  dispose or gradually migrate from non-utilized and/or under-utilized platforms and network elements;

•                  avoid investments in infrastructure areas with questionable return on investment or excessive payback cycle; and

•                  make evolutionary development steps in order to follow migration and convergence trends and secure demand driven capacity increases.

Mobile Telecommunications Service Segment (Mobile LoB)

The mobile business represented by Westel as a subsidiary and a strong brand image will remain the growth driver of the Group. Even so, the characteristics of the mobile business and mobile competition will change as the mobile market approaches its saturation point and a new non-voice mobile business emerges.

Given the forecasted market development, customer growth slowdown and regulatory environment change, the Company believes that the following key strategic issues need to be addressed by Westel:

•                  the optimal balance between preserving a premium market share position as the basis for future growth with the need to improve profitability;

•                  the way to extend the Company’s customer portfolio management in order to fully exploit a profitable customer base; and

•                  the answers to declining Average Revenue Per User (“ARPU”) and Minutes of Use (“MoU”) trends driven by dilution of customer base.

As an underlying strategy, the Mobile LoB will continue the gradual shift from the subscriber growth to a customer management driven strategy. The objective is to find an optimal balance between growth and profitability. The main focus of the 2003 strategy is, therefore, to manage the entire customer base more actively to maintain market share and EBITDA level.

To successfully execute the above strategy, Westel will concentrate its efforts in the following major initiatives:

•                  introduce active customer portfolio management by embedding the theme of “customer value” in all business processes. This will help to stabilize customer base and grow revenues, to plan and budget activities based on EBITDA contribution and to increase satisfaction of heavy users by differentiated service levels;

•                  migrate high-end prepaid customers to postpaid to the greatest extent possible. This is a key element of improving Westel’s overall financial performance through increasing average MoU, which is the single largest driver of Westel’s results. On average, postpaid customers typically have approximately four to five times the MoU of prepaid; and

•                  utilize the available platforms, such as General Packet Radio Service (“GPRS”) and Wireless Application Protocol (“WAP”) to push demand for non-voice services such as Multimedia Messaging Service (“MMS”), Bulk Short Message Service (“SMS”), Mobile e-mail, and Mobile banking. Introduction of new services is viewed as crucial because it will play a role in lifting ARPU and MoU, lock in early non-voice customers for future applications and improve Westel’s corporate image as a leading innovator. New Mobile MultiMedia services are to be launched for both residential and corporate customers.

International Segment (MakTel)

Matáv sees MakTel, its consolidated subsidiary, as a sustainable value contributor of the Group. In the long term, Matáv’s objective is to make MakTel the most successful telecommunications company in the Balkans. After the crisis in the country, MakTel’s strategic targets must be quickly aligned with the new market requirements to secure sustainable profitability and strong financial performance.

The main strategic actions are the following:

•                  maintain strong financial performance by strictly planned and allocated CAPEX in growth areas only; and where customer demand is not sufficient, scale back development plans;

•                  apply lessons learned from Hungary and other Central and Eastern European countries for network rollout and balancing fixed versus mobile growth;

•                  build a more efficient and lean organization by improving employee productivity;

•                  increase focus on marketing by enlarging the sales and marketing resources;

•                  strengthen the cooperation between MakTel and MobiMak (MakTel’s digital cellular service provider) in sales and marketing from planning to execution; and

•                  more proactively build regulatory intelligence.

Strategic Value Proposition of the Group

Matáv’s Group strategy is a combination of the specific LoB strategies, which aim for each business to achieve and maintain the most competitive position, while also maximizing Group value. Consequently, Matáv’s Group strategy will focus on:

•                  maximizing shareholder value, having emphasis on the LoBs’ growth and allowing them to be the most competitive in their respective businesses;

•                  responding to global product development challenges, while adapting to service offers and seamless services driven by Deutsche Telekom AG; and

•                  creating the basis of a market driven integrated value proposition that builds on efficiencies and cost advantages achieved by integrating (network) platforms; unique service offerings leveraging marketing synergies and enhanced sales opportunities via combined channels of the Group that can only be achieved by an integrated service provider.

In December 2002, SGS, the largest independent quality surveillance and certification body in the world, completed the certification of the quality management Framework developed by Matáv. Thus Matáv has obtained a group level ISO 9001:2000 compliant certification, which is a unique accomplishment in Hungary and is very rare even by international standards.

Overview of Matáv’s Revenues

For the years ended December 31, 2000, 2001 and 2002, Matáv’s total revenues by business segments were as follows:

	Year ended December 31,			Year ended December 31,
	2000	2001	2002	2002/2001
	(in HUF millions)			(% change)
Fixed line telecommunications services segment
Subscriptions, connections and other charges	84,016	97,942	98,797	0.9
Domestic traffic revenues	129,517	123,366	118,839	(3.7)
Other usage	26,679	24,276	20,885	(14.0)
International traffic revenues	39,008	32,339	27,274	(15.7)
Leased lines	16,453	18,010	20,377	13.1
Data transmission and related services	11,241	15,184	17,597	15.9
Telecommunications equipment sales	4,810	3,582	3,671	2.5
Other revenues	14,556	18,986	28,866	52.0
Total fixed line segment	326,280	333,685	336,306	0.8
Mobile telecommunications services segment	159,345	198,947	232,612	16.9
International segment	0	60,034	67,562	12.5
Intersegment eliminations	(39,680)	(44,931)	(45,895)	2.1
Total	445,945	547,735	590,585	7.8

Fixed Line Telecommunications Services Segment

In 2002, Matáv’s fixed line telecommunications services generated revenues of HUF 336,306 million before intersegment eliminations. Fixed line telecommunications services consist of domestic and international services, leased lines, data transmission, cable television and Internet services, telecommunications equipment sales, construction, maintenance and other services.

Domestic Services

Domestic fixed line voice telephony, Matáv’s principal business activity, generated revenues of HUF 238,521 million in 2002, HUF 245,584 million in 2001 and HUF 240,212 million in 2000, in each case before intersegment eliminations.

Revenues from domestic fixed line voice telephony consist of:

•             subscriptions, connections and other charges;

•             domestic traffic revenues; and

•             other usage.

Products and Services

Local and Long Distance Calling Services.  Matáv provides local, domestic and international long distance telephony service to its fixed line telephony subscribers.

Digifon Services.  The improved level of digitalization of its exchanges permits the Company to offer value added digifon services, such as call forwarding and call waiting, to a significant number of its fixed line telephony subscribers. These services contribute to increased fixed line usage by avoiding busy signals or unanswered calls. In 2001, the Company introduced the Call Completion to Busy Subscriber service, whereby customers can request to get called back when a busy line they called becomes available. In 2002, 1.4 million Matáv subscribers used this free of charge service regularly.

Shared Cost/Toll Free Numbers.  To enable business customers to better meet the needs of their clients, Matáv has introduced a wide range of “blue” numbers, which are shared cost numbers, and “green” numbers, through which businesses provide toll-free access for their customers. In 1999, the Company introduced Private Green Numbers, which are targeted at residential users.

Special Administrator Service.  In 2001, Matáv introduced the SignPronounce service, which allows hearing-impaired or speech defective customers to communicate directly via telephone with the help of an operator.

Voice-mail.  In November 1999, Matáv launched a voice-mail product. Matáv believes voice-mail is an attractive service for subscribers while it simultaneously increases the number of completed calls. In August 2000, Matáv enriched the service by introducing call return and call capture functions as part of the basic voice-mail service. In July 2001, Matáv introduced voice-mail SMS service, which provides an SMS alert to the mobile handset of the customer each time he receives a message on his voicemail. These services allow better usage of the network, more comfort in using the phone and decrease the ratio of uncompleted calls. As of December 31, 2002 Voice-mail subscribers amounted to 414,187.

Fixed SMS.  In September 2002, Matáv launched a new messaging service called Fixed SMS. The service operates within Matáv’s network and between Matáv’s and Westel’s networks. From the fixed line, short text messages can be sent with an SMS-capable phone set and the SMS termination is available for its every subscriber. If the SMS’s addressee does not have an SMS-capable phone set, the text message is sent as voice message (text-to-speech function). The maximum length of an SMS is 160 characters. The service has other useful functions as well: SMS to fixed fax machines, SMS redirection and multi-SMS sending.

Integrated Services Digital Network (“ISDN”) Services.  ISDN allows a single access line to be used simultaneously for a number of purposes, including voice, data, facsimile and video transmission. ISDN also provides higher quality connections with faster transmission of signals while increasing the bandwidth capacity of the network. The coverage of ISDN is 95 percent of Matáv’s network. Matáv offers both basic ISDN access lines with two channels and multiplex ISDN access lines with 30 channels. As of December 31, 2002, Matáv had installed 179,223 ISDN access lines with two channels and 5,096 ISDN access lines with 30 channels, amounting to 511,326 total ISDN channels compared to 114,466 channels at the end of 1999.

Private Branch Exchange (“PBX”) Services.  Matáv offers PBX services through one of its subsidiaries, Matávcom Kft. As of December 31, 2002, Matávcom Kft. leased and sold approximately 25,000 ports. The vast majority of the equipment leased is digital and meets the demands of developing technologies such as ISDN and digital enhanced cordless telecommunications.

Calling Cards.  In 2002, the Sokatmondó Calling Card was introduced for residential customers choosing the Sokatmondó package. The business customers subscribing for the Ritmus package can also purchase Ritmus Calling Cards. These calling cards allow customers to enjoy the discounts provided by their fixed line packages when using their cards from public payphones in Hungary or abroad.

Directory Assistance.  The Company offers customers directory inquiry services. On March 1, 1997, the Company introduced a new, high quality directory assistance service, which received more than 34.5 million inquiries relating to domestic and 0.6 million inquiries relating to foreign phone numbers in 2002. In May 1999, the service was further developed to offer a call completion option, whereby calls may be connected automatically. Matáv’s directory services center performed 6.4 million call completion in 2002. The directory assistance database includes all fixed line and mobile subscribers’ data in Hungary. On February 15, 2001, Matáv introduced its new Directory Assistance-Plus (“DA-Plus”) service. DA-Plus offers a wide range of information including Yellow Pages, residential classified advertisements, encyclopaedias, dictionaries, recipes, poems, as well as telephone numbers, postal, e-mail and website addresses without any quantity restrictions. In 2002, it was extended to include additional services, such as flower and pizza delivery. The tariff of calling the service is based on per minute prices. The number of calls received by DA-Plus service was over 4.66 million in 2002.

Subscribers

The following table sets forth information regarding total fixed access lines and penetration rates in Matáv’s local concession areas:

	At December 31,
	2000	2001	2002
Lines in service in Matáv Rt.’s local concession areas:
Residential lines	2,296,351	2,151,346	2,055,338
Business lines	326,503	299,267	282,406
Public payphones	36,774	37,432	33,316
Total	2,659,628	2,488,045	2,371,060
ISDN channels	305,882	448,396	511,326
Total	2,965,510	2,936,441	2,882,386
Lines in service in Emitel’s local concession areas:	n.a.	80,899	79,460

Lines installed per 100 inhabitants:
in Matáv Rt.’s local concession areas	39.5	39.1	38.4
Waiting list (in thousands)(1)	19	15	7
Digital exchange capacity as % of Matáv Rt.’s total exchange capacity	85.1	85.4	87.1

(1)       The waiting list consists of customers whose application for connection to an access line has been outstanding for 60 days or more.

Matáv’s domestic fixed line telephony subscribers are primarily in two categories: residential customers and business customers. Matáv includes the government among its business customers. As of December 31, 2002, 75 percent of Matáv’s access lines were connected to residential customers and 24 percent to business customers. The remaining one percent of access lines was connected to public pay phones. Matáv’s top 400 customers account for less than 15 percent of the Company’s revenues.

The Hungarian government, through its various institutions and departments, constitutes Matáv’s largest customer group. Matáv develops separate service packages for each of these institutions and departments, because each generally has its own annual budget, particular telecommunications needs, independent organization and responsibility. From a strategic perspective, however, Matáv considers the Hungarian government to be a single customer. Matáv offers its largest customers, including the government, discounts for the services it provides. Matáv estimates that revenues from the Hungarian government in the aggregate accounted for less than five percent of its total revenues in 2002.

Traffic

The following table sets forth the total minutes of domestic telephony traffic that Matáv’s fixed line subscribers generated, including calls from the fixed line network to mobile subscribers:

	Year ended December 31,
	2000	2001	2002
	(thousands of minutes)

Domestic traffic at Matáv Rt	9,692,678	10,088,137	8,820,201
Domestic traffic at Emitel(1)	n.a.	91,567	179,670

(1) Traffic generated since July 1, 2001, the date when Emitel became a fully consolidated subsidiary of the Company.

Tariffs

Matáv charges fixed line subscribers a one-time entrance fee, monthly subscription charges and traffic charges based on usage. Matáv’s tariffs for its fixed line voice telephony services are regulated by the Minister. Matáv may, however, offer services at prices lower than those established by the Minister.

 Commencing January 1, 1999, the Company introduced a time-based billing system. Under this system, a call charge contains two elements: a call set-up charge and a traffic charge measured in seconds based on the call’s duration.

The following table sets forth Matáv Rt.’s domestic fixed line tariffs in each of the years indicated in nominal Hungarian Forints. In 2000 and 2001, tariff changes were effective from February 1 for analog lines and from January 1 for ISDN lines. In 2002, monthly subscription fees for analog and ISDN lines changed from February 1. From September 1, 2002 subscription fees for analog lines changed again and local and long distance tariffs have been altered as well. International tariffs changed from July 1, 2002 by introduction of the 11 zones.

	As of
	December 31, 2000	December 31, 2001	December 31, 2002	February 1, 2003
	(HUF, exclusive of VAT) (1)
Entrance fee:
Residential	27,000	27,000	27,000	27,000
Business	60,000	60,000	60,000	60,000
Standard monthly subscription charge:
Residential	1,814	2,308	2,464	2,568
Business	2,440	3,100	3,320	3,424
ISDN entrance fee:
Basic	99,000	60,000	60,000	60,000
Multiplex	1,350,000	990,000	990,000	990,000
ISDN standard monthly subscription charge:
Basic	3,700-6,900	3,900-6,900	4,080-7,600	4,080-8,240
Multiplex	53,400-69,900	57,600-75,500	65,000-85,000	68,500-89,600
Charge for a three minute peak
rate call:(2)
Local	27.6	25.4	27.2	28.4
From the fixed line network to mobile subscribers(2)	186.0	183.8	183.4	183.2
Domestic long distance:(2)
Zone 1 (Extended local)	27.6	25.4	27.2	28.4
Zone 2 (Budapest metropolitan area)	45.6	48.8	48.4	57.2
Zone 3 (Long distance)	87.0	75.8	75.4	75.2

(1)       Reflects listed tariffs. From time to time, the Company may offer promotions and discounts from these listed tariffs.

(2)       Includes a call set-up charge (HUF 6.0 in 2000, HUF 3.8 in 2001, HUF 3.4 in 2002 and HUF 3.2 in 2003).

Matáv’s one-time entrance fee and monthly subscription charge are different for residential and business customers. The Company does not charge its business and residential customers different traffic tariffs. Matáv charges the same tariffs for voice traffic on fixed telephone lines and on ISDN lines. In 1999, the Company’s tariffs for data traffic on ISDN lines were 25 percent higher than for voice traffic. Matáv decreased this data surcharge to 10 percent on January 1, 2000 and eliminated it on January 1, 2001.

The prices above reflect the tariffs for Matáv’s Bázis package. In 2002, Matáv increased the number of price packages to allow customers in different market segments to choose packages that suit their calling patterns the most. These packages also served as a tool to protect Matáv’s customer base in the fully liberalized market as those customers receive the highest discounts who select Matáv as the operator for every traffic direction (local, long distance and international).

The most important tariff packages are the following:

Minimál tariff package.  This package is targeted for residential customers with analog lines who use their phones less often but want to be available for incoming calls and would like to pay lower monthly fees. Customers using this package pay a significantly discounted monthly subscription fee and are allowed a 66.7 percent discount on call set-up fees and call charges to fixed line numbers. The discount shall not exceed HUF

500 per month, above which customers have to pay three times the Bázis package rates. At the same time, the customers using the Minimál tariff package have the option to select a favorite friend or relative’s fixed line number in Hungary to call at a low, Basic rate throughout the whole month. By the end of 2002, over 550,000 customers chose this package.

Csevegő tariff package.  On December 27, 2001, Matáv launched the first tariff package for residential customers enabling higher savings the more the customers talk. The discount is 20 percent from the 5th minute and 30 percent from the 10th minute up to the 60th minute of the call. The discount is valid for all calls all day. In 2002, it was the second most popular tariff package with over 320,000 customers at December 31, 2002.

Control tariff package.  Matáv’s first tariff package involving neither monthly subscription nor call set-up fees for residential customers with analog lines is the Control tariff package. Subscribers may chose a 60-day card for HUF 8,400, a 90-day card for HUF 12,000, or a 180-day card for HUF 22,000. The card can be refilled during its period of validity or within 10 days after expiry. This package is similar to the mobile pre-paid offers.

Sokatmondó tariff package.  Matáv launched this tariff package on October 1, 2002. Signing a definite-period pre-selection contract is a precondition for this offer. The elements of the package:

•                  Peak period lasts until 3 p.m. in Matáv, i.e. non-Local Telecommunications Operator (“LTO”) or mobile directions;

•                  30 SMSs free of charge per month (in Matáv and Westel directions);

•                  60 minutes free Internet access (in cooperation with Axelero); and

•                  Sokatmondó Digifon package (with caller identification function).

The subscribers of the Sokatmondó tariff package can order the Sokatmondó calling card, by which calls can be originated at the per minute rates of the package from Matáv’s area and from abroad.

Ritmus tariff package.  Matáv offers the Ritmus tariff package for residential and business customers making calls mainly in peak hours. The package is available for customers with analog or ISDN lines. Signing a definite-period pre-selection contract is a precondition for this offer. By subscribing to this package the customers receive discounted per minute rates. Members of the Ritmus tariff package family:

•                  Ritmus100 package;

•                  Ritmus200 package;

•                  Ritmus Calling Card, which is available with any of the Ritmus packages free of charge and can be used to enjoy the rates of the Ritmus package from any Matáv telephone in Hungary; and

•                  Ritmus+ International Module to further reduce the preferential international per minute charges of the Ritmus package.

Tariff Rebalancing.  Historically, Matáv, like government-owned operators in other countries, maintained relatively low subscription charges and relatively high tariffs for domestic long distance and international calls. Since 1995, the Company has been gradually rebalancing its tariffs within the constraints of the price cap regime to more closely reflect the underlying costs of services. See “— Regulation and Pricing.” The Company has accelerated its drive towards tariff rebalancing in 2001 and 2002 to stimulate usage and to prepare for future competition. The monthly subscription fee increased in 2001 and 2002 significantly over the prior year’s fee. In contrast, usage charges decreased on average in both 2001 and 2002.

Public Telephones

As of December 31, 2002, Matáv Rt. operated 33,316 public pay phones, representing a penetration rate of approximately 4.4 per 1,000 inhabitants in Matáv Rt.’s concession areas. Approximately 47 percent of these telephones were card operated. The traffic tariffs charged for calls from public pay phones are at a 60 percent premium to those charged to fixed line subscribers.

International Telephone Services

International telephone services consist of outgoing and incoming international telephony traffic, including voice, data and switched transit traffic through Hungary. In 2002, outgoing international telephony traffic generated revenues of HUF 12,018 million before intersegment eliminations, and incoming international telephony traffic generated revenues of HUF 15,256 million before intersegment eliminations.

Products and Services

Matáv provides international calling access to its fixed line telephony subscribers and to subscribers of other local telephone operators and mobile service providers. In 1992, Matáv introduced Hungary Direct and Country Direct services, which permit customers to charge calls made from 50 countries abroad to their home phone numbers. In 1998, this service was widened with a post-paid international calling-card.

International toll-free service was launched in 1998. This service enables the caller to make international calls free of charge to and from 36 countries, while the call charges are covered by the subscriber of the toll-free number.

The Company provides signaling links for mobile operators to facilitate international roaming. Matáv also sells international leased lines, including international managed leased lines, and international ISDN, X.400, X.25, telex and telegraph services. The sales of international leased lines are steadily growing, partly due to the introduction of one-stop-shopping agreements, whereby customers can order and pay for the service at only one end-point of the connection, therefore they need to be in contact with only one service provider. International Internet connectivity was enhanced in 2000 in order to provide services for Internet service providers.

In June 2000, Matáv introduced the international pre-paid calling card, “Barangoló”, which enables customers to make phone calls, including IP based calls, in 40 countries of the world. This service enables customers to call from touch-tone payphones in Hungary and abroad until the card expires.

Traffic

The following table sets forth information regarding international telephony traffic to and from Hungary, transited by Matáv Rt., including other LTOs’ and mobile service providers’ international traffic and transit traffic through Hungary. In addition to international traffic through fixed lines and mobile service providers, the figures also include traffic based on IP technology, but do not include traffic through international leased lines.

	Year ended December 31,
	2000		2001		2002
	(millions of minutes, except for percentages and ratios)
Outgoing traffic:
Germany and Austria	125.1	36.9%	114.9	35.9%	94.5	33.4%
Neighboring countries other than Austria	58.3	17.2%	56.6	17.7%	52.2	18.4%
United States	14.1	4.2%	14.8	4.6%	11.1	3.9%
United Kingdom	17.8	5.3%	16.5	5.2%	16.0	5.6%
Italy	19.2	5.7%	19.4	6.0%	16.6	5.9%
All other countries	104.2	30.8%	97.9	30.6%	92.7	32.8%
Total outgoing traffic	338.7	100.0%	320.1	100.0%	283.1	100.0%
Growth in total outgoing traffic (% per annum)	—	4.4%		(5.5)%		(11.6)%

Incoming traffic:
Germany and Austria	149.2	31.4%	115.5	28.5%	117.4	31.8%
Neighboring countries other than Austria	43.7	9.2%	45.4	11.2%	41.7	11.2%
United States	55.8	11.8%	65.5	16.2%	43.5	11.8%
United Kingdom	74.4	15.7%	40.3	9.9%	33.9	9.2%
Italy	19.0	4.0%	20.3	5.0%	18.3	5.0%
All other countries	132.3	27.9%	118.1	29.2%	114.3	31.0%
Total incoming traffic	474.4	100.0%	405.1	100.0%	369.1	100.0%
Growth in total incoming traffic (% per annum)	—	7.5%		(15.0)%		(8.9)%

Ratio of incoming to outgoing traffic	—	1.4		1.3		1.3
Transit traffic (millions of minutes)	80.7	—	88.4		87.0

A substantial portion of international traffic in terms of minutes consists of calls to and from Germany, Austria, the United States, the United Kingdom and Italy, which, in the aggregate, accounted for approximately 48.8 percent of the outgoing traffic and 57.8 percent of the incoming traffic in 2002.

In 2000, growth in incoming traffic outpaced growth in outgoing traffic. In 2001 incoming traffic decreased more than outgoing traffic, while this trend changed during 2002. In 2000, 2001 and 2002 the volume of incoming traffic exceeds the volume of outgoing international traffic. The Company believes that outgoing traffic did not reach the volume of incoming traffic because customers are increasingly using leased lines and private branch exchange services such as call blocking.

Despite the increasing competition in the international transit market, Matáv carried a considerable amount of switched transit traffic between Western and Central/Eastern Europe. In 2002, international transit traffic has decreased compared to the previous year’s figure. This decrease was due to the liberalization in the neighboring countries, which made it possible for new telecommunications operators to handle some of Matáv’s previous transit traffic. Matáv’s international switched transit service has provided a real back-up gateway to reach this part of the continent.

Tariffs

Until December 1998, Matáv’s international traffic charges were based on a fixed-price pulse. Commencing January 1, 1999, Matáv switched to time-based billing. The call charge for an international call, like that for a domestic call, now contains two elements: a call set-up charge and a traffic charge measured in seconds based on the call’s duration.

Tariff Rebalancing.  Since 1995, as part of the rebalancing of its tariffs, Matáv reduced its international tariffs for outgoing calls, thus moving towards rates that foreign telecommunications service providers charge for calls to Hungary and taking into account the related international accounting rates. International tariffs introduced in 2002 have decreased on average compared to 2001. On September 1, 2002 Matáv introduced eleven international tariff zones instead of the former six zones to be able to better differentiate the rates of the international fixed line and mobile calls. As part of its ongoing tariff rebalancing, the Company expects to continue to lower its international tariffs to stimulate usage.

Settlement Arrangements.  Under bilateral settlement arrangements, Matáv pays other carriers for the use of their networks for outgoing international calls and receives payments from other carriers for the use of its network for incoming international calls. In Europe, such settlement arrangements fall under the general auspices of the International Telecommunication Union. Settlement payments, which are generally denominated in Special Drawing Rights (“SDR”), are calculated using a currency basket in which U.S. dollars have the greatest weight. Matáv is prepared to use any foreign currency in its international settlement system, so SDR can be replaced by Euro or any other currency in international accounting rate negotiations.

International Telecommunications Hub

Matáv believes that Hungary is well located to serve as a telecommunications gateway between Eastern and Western Europe. Matáv has two state-of-the-art international gateways as well as fiber optic cable connections serving 12 border crossings. These fiber optic cable connections use synchronous digital hierarchy transmission facilities. The Company has X.25 links, which are used for packet switched data transmission with 83 international networks. It also has ISDN connections with 49 international networks. In order to increase the utilization of its transmission network, Matáv offers advantageous tariff packages for dedicated transit services via Hungary. Matáv has launched its own Dense Wavelength-Division Multiplexing (“DWDM”) backbone network and is DT’s partner in Delivery of Advanced Network Technology to Europe (“DANTE”), which provides 2.5 Gb/s transmission paths for interconnecting Budapest and Zagreb into the European research and educational network, GEANT. Matáv has established its own point of presence in Austria, which enables the Company to engage in telephone and Internet business with alternate telecommunications carriers located in Vienna. Matáv is present at the Vienna Internet Exchange and has peering arrangements (dedicated circuit for Internet data exchange) with approximately 49 ISPs there. Matáv has a direct Internet peering connection with Ukraine and Slovakia and provides high-capacity international Internet transit service to ISPs in Moldova and Macedonia.

Leased Lines

Revenues from leased lines totaled HUF 20,377 million in 2002, HUF 18,010 million in 2001 and HUF 16,453 million in 2000, in each case before intersegment eliminations. Matáv is the principal provider of leased lines in Hungary.

Leased line service establishes a permanent connection for the transmission of voice and data traffic between two geographically separate points (point to point connection) or between a point and several other points (point to multipoint connection). These points can be either all within Hungary or partly in Hungary and partly abroad.

The Company leases lines to other local telephone operators and mobile service providers, who use such lines as part of their networks. It also leases lines to providers of data services. In addition, the Company leases lines to multi-site business customers who use leased lines to transmit voice and data traffic among their respective sites.

The Company offers a broad variety of standard analog and digital lines for lease, including two-wire and four-wire analog lines and digital lines with capacities from 4.8 Kb/s to 2.0 Mb/s. Matáv also offers high capacity customized digital lines to other telecommunications providers.

Flex-Com.  Since 1996, Matáv has offered Flex-Com, domestic and international digital leased lines with managed back-up systems that are dedicated to transmitting data. In 1998, the Company launched the Flex-Com Network Management Service (Virtual Switched Network) network management system and ISDN-Flex and Voice-Flex services. In 1999, higher quality (Gold and Silver), secure access, and quick installation (Express, Profi) Flex-Com services were introduced. The Gold and the Silver quality services increase the annual availability to 99.9 percent and 99.7 percent respectively, as compared to the 99.5 percent annual availability of the Flex-Com basic service. The secure access provides two way subscriber access through separate routes or transmission media at one termination point of the connection. The quick installation services are connected within ten days (Express) or within five days (Profi) as compared to the normal provisioning time (20 days). In 2000, Matáv launched two new services. Flex-Com high-speed (E3) access service provides 34Mb/s central access for the main site of a large enterprise network. City-Voice service is a version of the Voice-Flex service, which offers hot-line voice and fax communication capabilities on the managed leased line network between two customer premises.

Matáv further widened the range of access options to the service in 2002. It developed and launched the outdoor Flex-Com subscriber access and the Kiloflex P type subscriber access. The outdoor access provides an opportunity for the outdoor installation of terminating equipment of lines with maximum 1984 Kb/s, focusing on the demands of mobile service providers. Kiloflex P provides a cheaper access in the speed range from 192 Kb/s to one Mb/s than the previous subscriber access, for example for IP purposes.

In 2002, Matáv launched the Service Level Agreement (“SLA”) report service of Flex-Com and Frame-Flex, which provides an opportunity to issue the monthly and annual printed report of the SLA parameters specified in the customer contracts. The SLA report, as an additional service, shows our customers the monthly and annual fulfillment of the commitments identified in the SLA. The reports are generated automatically in order to regularly monitor and check the actual service quality.

Matáv increased the number of its Flex-Com connections from 7,007 at December 31, 1999 to 12,716 lines at December 31, 2002.

Frame-Flex.  Matáv also uses its managed leased line network to offer Frame-Flex, a public frame relay service that is particularly suited to customers who transmit data in bursts, such as connections between local area networks. At December 31, 2002, Matáv had 1,060 Frame-Flex connections. In 2000, Matáv introduced LANConnect, a frame relay based managed router service. LANConnect is primarily targeted at small and medium size enterprises allowing them to seamlessly interconnect their Local Area Networks (“LANs”).

High Speed Leased Line (“HSLL”).  The HSLL service provides permanent, digital, transparent, point-to-point leased line service between service access points (“SAPs”) which meet the ETSI Open Network Provision (“ONP”) specifications. The connections are established by the service provider according to the needs of its customers. Transmission rates provided by the HSLL service are 2, 34 and 140 Mbit/s. In 2001, Matáv enlarged its HSLL services portfolio by offering new speed elements at 45 and 155 Mbit/s. Matáv increased its HSLL connections to 432 by December 31, 2002.

The Company’s leased line customers pay a one-time connection fee based on the type of line leased. Monthly subscription charges vary with the type and length of line leased and, in some cases, with the term of the lease. With the exception of leased lines required for connection with other networks, leased line tariffs are not subject to regulation. As part of the overall rebalancing of its tariffs, Matáv has reduced its leased line tariffs in real terms over the last few years in response to competition, which partly offset the revenue increase generated by volume increases of the leased line services.

Data Transmission and Related Services

Revenues from data transmission and related services amounted to HUF 17,597 million in 2002, HUF 15,184 million in 2001 and HUF 11,241 million in 2000, in each case before intersegment eliminations. Data transmission and related services consist primarily of data transmission and network services for business customers, such as financial institutions and insurance companies, and, to a lesser extent, residential customers. The market for data transmission and related services in Hungary is highly competitive. The Company is the leading supplier of data transmission and related services in Hungary.

Matáv’s revenues from data transmission have grown significantly as a result of both the development of the Hungarian economy and the Company’s increasingly sophisticated services. Matáv expects the market for these services to grow with the proliferation of personal computers and increasing consumer demand. Matáv believes that the ability to offer new data products and services will be critical to competing effectively in the future, particularly with respect to business customers.

Internet.  Since the introduction of the Company’s Internet service in the spring of 1997, the number of subscribers has grown rapidly. By December 31, 2002, Axelero (formerly known as Matávnet), Matáv’s fully owned ISP subsidiary had approximately 150,000 customers compared to 51,315 at December 31, 1999. Axelero is the largest Internet service provider in Hungary with an estimated 43 percent market share based on the number of dial up subscribers and continues to strengthen its position as a market leader in Internet services, from access to e-commerce. Within the sales of the dial-up access products the ratio of the prepaid type netQuick package has increased significantly and reached 16 percent of the total number of dial-up customers by the end of 2002. This product can be recharged via the Internet. Axelero offers Internet services based on ADSL technology as well as access through cable television, to provide residential and business customers with broadband, fast Internet service at affordable prices. The number of broadband (ADSL and cable television) customers has grown dynamically and reached 20,913 at December 31, 2002 compared to 4,291 a year earlier.

For business users, Axelero offers Internet access through leased line and ADSL connections as well as web based Electronic Data Interchange (“webEDI”) and hosting and collocation services in its Internet Data Center. In addition to the success of the ADSL packages, the revenues from collocation services and value added e-business services (webEDI, consulting) increased significantly.

The growth of Axelero was greatly fostered by [origo], the most frequently visited portal site in Hungary with an average of approximately 700,000 sessions per day in the last quarter of 2002, including Vizsla, one of the most well known search engines in the Hungarian language. Axelero also operates Freemail, the most popular free e-mail service in Hungary with over 1.1 million registered mailboxes at the end of 2002.

Axelero has four subsidiaries, including Fokuszonline Rt., which operates an online bookstore and Marketline Rt., which operates an electronic market between companies. In August 2002, the quality management systems of Axelero Internet was assessed and registered as meeting the requirements of ISO 9001-2000 by SGS.

To help stimulate demand and promote wider Internet usage, Matáv offered discounted local call packages that charged a flat fee per local call during certain hours of the day. In 2002, these packages were terminated and replaced by two new flat rate Internet packages. These schemes were developed in cooperation with the government in order to contribute to the development of the Internet community and to stimulate usage.

Datex-P.  Matáv offers Datex-P, a packet-switched data transmission service based on the X.25 protocol. At December 31, 2002, Matáv had 3,268 Datex-P terminals. The service provides low to medium speed domestic switched data communication services with international connectivity to business customers.

rEDInet.  The Company also offers rEDInet, an electronic data interchange service. This service facilitates private exchanges of internationally standardized electronic documents.

Security Services.  On July 5, 1998, Matáv established Matávőr Kft., a wholly owned subsidiary, to provide security-monitoring services. On June 15, 2001, Matáv and Group 4 Securitas Kft. established Group 4 Matávőr Rt. The operations and customers of Matávőr Kft. were taken over by the newly established associated company. As of December 31, 2002 Group 4 Matávőr Rt. had 10,619 customers.

Matáv ADSL.  ADSL is an Asynchronous Transfer Mode (“ATM”) and ADSL technology based broadband access product developed for continuous, high speed Internet connection. The service bundles cost efficient broadband Internet access with telephony service over existing copper wires. Matáv sells these services mainly on a wholesale basis to ISPs, which in turn distribute the services to residential and small business customers. The service has been available in certain parts of Budapest since September 1, 2000, and its coverage is rapidly expanding. In 2002, the number of service areas increased to 49 cities from 12 cities a year earlier. In 2002, this service had significant growth with the number of ADSL connections reaching 33,951 by December 31, 2002 from 6,201 at December 31, 2001. In November 2002, Matáv introduced Digital Subscriber Line (“DSL”) Bridge, which combines ADSL and Lan-Flex, an ATM based broadband service. In December 2002, Matáv introduced ADSL Komplex, a new retail package combining ADSL and Public Switched Telephone Network (“PSTN”)/ISDN access, as well as a certain amount of usage at favorable per minute rates.

IP Connect.  In September 2000, Matáv introduced IP Connect service. This service is a complete solution for ISPs providing transport and access facilities to IP traffic. It includes the provision of ports in the service area, required for the subscribers of ISPs to dial-in from analog or ISDN lines. The service also enables leased line access, and it ensures that traffic will be forwarded to both domestic and international switches as well as to the domestic switch of a particular ISP. The domestic switch of the ISP is connected to Matáv’s IP network via a leased line.

IP Complex.  IP Complex is an IP based Virtual Private Network (“IP-VPN”) service. IP Complex service is offered to retail and wholesale customers having multiple remote sites. This service enables them to establish data traffic between sites without the need of setting up “point-to-point” connections between two sites. Customers’ VPNs are secured since they remain separated from each other. The share of this product is relatively low in the data service portfolio, but the growth rate of its revenues was remarkable in 2002. Developments of supplementary services, such as ISDN backup, integrated voice, data and ISDN access to IP-VPNs make this product more attractive to a growing number of business customers.

MultiLAN.  Matáv’s system integration services are primarily targeted at business customers with separately located branch offices. It includes the installation of LANs at customer premises and the provisioning of Wide Area Network (“WAN”) services. Matáv provides integrated network management, fault clearance and customer support for the LAN and WAN segments.

CityNet.  Matáv introduced CityNet, a Gigabit Ethernet technology based innovative high speed service in October 2002. This service provides Gigabit speed connectivity for large businesses.

Fixed Line Telecommunications Equipment Sales

Matáv distributes an extensive range of telecommunications equipment, from individual telephone sets to facsimile terminals, PBXs and complete network systems, through a network of customer service centers. Cardnet Rt., in which Matáv acquired a majority interest in the second half of 1998, sells point of sale terminals. Matávcom Kft., Matáv’s fully owned subsidiary, sells PBX equipment. Sales of fixed line telecommunications equipment generated revenues of HUF 3,671 million in 2002, HUF 3,582 million in 2001 and HUF 4,810 million in 2000, in each case before intersegment eliminations. Matáv does not manufacture telecommunications equipment but rather resells and leases equipment manufactured by other companies.

The telecommunications equipment sector is highly competitive and characterized by rapid technological innovation and intense competition. Matáv believes that the supply and service of telecommunications equipment are integral parts of being a full service telecommunications provider and are necessary for the expansion of its customer base. In addition, these activities permit Matáv to ensure that technologically advanced equipment required for new services is available in the Hungarian market.

Other Revenues

Other revenues include cable television revenues, construction and maintenance services and miscellaneous other revenues, such as subsidies receivable from the Universal Telecommunication Support Fund. Other revenues generated HUF 28,866 million in 2002, HUF 18,986 million in 2001 and HUF 14,556 million in 2000, in each case before intersegment eliminations.

Matáv’s cable television (“CATV”) group has several companies providing cable television services in Hungary. The ownership structure of the various companies is determined by regulatory requirements. On July 1, 1998, Matáv established MatávkábelTV Kft. (“MatávkábelTV”), which began providing cable television services on January 1, 1999. In 2000, MatávkábelTV became a subsidiary of InvesTel Rt., a subsidiary of Matáv, which became the CATV asset management holding entity of Matáv. Through network development and acquisitions, Matáv’s CATV group significantly increased its number of cable television customers during the past three years, and it strengthened its second position in the market despite the increasing competition. The Company had approximately 340,000 subscribers as of December 31, 2002, compared to about 124,000 at December 31, 1999. MatávkábelTV offers 41 television channels and three program packages in its network. The cable television market in Hungary is characterized by strong price competition, especially in Budapest, where cable operators often connect new customers without entrance fees. In cooperation with ISPs, Matáv’s CATV firms offer Internet services through the cable television network. CATV firms provide bi-directional network capacities, while the ISPs provide the Internet service. The number of Internet subscribers through the cable television network exceeded 4,000 at December 31, 2002. The Company’s cable television activities benefit from Matáv’s long term relationship with the customers, its thorough market knowledge as well as its strong brand name. The main goals in this area are to increase market share through further acquisitions, further connections in the already acquired areas, network improvement and to increase ARPU.

In 2002, Matáv introduced the Audiofix (Drop Charge) product, which is an Intelligent Network (“IN”) premium rate service enabling content providers to offer content services for fixed call rates. The product is mainly used in the media’s call-in programs. The product was especially successful in 2002 due to the introduction of reality shows and other interactive programs on the Hungarian television channels.

Matáv constructs fixed telecommunications networks and offers network maintenance services to other telecommunications operators in Hungary. These construction and maintenance services are ancillary to the construction and maintenance of Matáv’s networks.

Matáv carries out its construction through subcontractors. The majority of construction revenue is derived from optical network construction, network construction related to subscriber connections and project planning. In addition, Matáv’s fully owned subsidiary, Matávcom Kft. is also engaged in complete network construction activities.

Matáv owns a 25 percent interest in Magyar RTL Televízió Rt. (“MRTL”), a national terrestrial television broadcaster entitled to provide commercial television programs but not to engage in broadcast diffusion or distribution activities. CLT-UFA S.A. owns 49 percent, Pearson Netherlands B.V. owns 20 percent and Raiffeisen Group owns six percent of MRTL. MRTL has a concession for a period of ten years with an option for a five-year extension. The Program Provision Agreement was signed on July 9, 1997, the starting date of the license. MRTL operates a channel under brand name RTL KLUB.

Since its launch in 1997, RTL KLUB has rapidly established a strong position in Hungary’s television market. Market share among the targeted age 18-49 audience rose substantially from 1997 to 2002, from 21 percent to 35 percent considering the whole day and from 20 percent to 42 percent during prime-time (between 7 and 11 p.m.). The television advertising market in Hungary recorded 4.3 percent growth in 2002 despite international trends. At the same time, RTL KLUB’s advertising market share further increased to approximately 57 percent by the end of 2002 based on RTL KLUB’s estimates. RTL KLUB seeks to maintain and increase audience share through investing in local productions, including successful internationally licensed programs, and through its continued long term relationships with major film distributors, including Warner Brothers, Fox, Buena Vista and Universal. Furthermore, MRTL won the right to broadcast Formula One races for five years commencing in 2002. In reaction to the main competitor’s launching of Big Brother, MRTL started its own reality show: Való Világ (Real World), which enabled MRTL to maintain its leading position and generated increased non-spot (prime-rate audiotex and SMS) revenues.

In 2000, RTL KLUB became profitable for the first time on an annual basis. In 2001 and 2002, operating profitability was further increased.

Mobile Telecommunications Services Segment

Matáv’s mobile telecommunications services generated revenues of HUF 232,612 million in 2002, HUF 198,947 million in 2001 and HUF 159,345 million in 2000, in each case before intersegment eliminations. Matáv provides mobile telecommunications services through two subsidiaries, Westel and Westel 0660, each of which is 100 percent owned by Matáv.

Westel provides digital services and Westel 0660 provides analog services. At December 31, 2002, Westel and Westel 0660 together accounted for an estimated 49.8 percent of the total Hungarian mobile telephony market in terms of subscribers. The aggregate penetration rate of digital and analog mobile telephone services in Hungary increased from 16.2 percent at December 31, 1999 to 67.8 percent at December 31, 2002.

Each of the Westel companies operates on a stand-alone basis as required by its concession. The companies cooperate with each other in certain areas and provide each other with certain services on an arm’s length basis.

In 2001, the Wireless Competence Center project was launched to exploit the synergies between Matáv Rt., Westel and Westel 0660. As a result, operation and maintenance of all Matáv owned radio equipment as well as the staff employed in connection with these services has been transferred to Westel. In addition, Westel 0660 transferred all its operations, for which Westel was in a better position to deliver the services under more attractive conditions and where there was no legal obligation to retain the activity by Westel 0660, to Westel.

Westel

Westel commenced offering commercial Global System for Mobile Telecommunications (“GSM”) digital mobile telecommunications services on March 31, 1994, pursuant to a concession awarded in November 1993. GSM affords high quality digital transmission and is the dominant digital mobile telecommunications standard in Europe. During 2000, Westel was rebranded as a service provider on both 900 and 1800 MHz bands. Westel offers basic GSM voice telephony services and a number of value added services, such as voice mail, call forwarding, SMS, call waiting, conference call, caller identification (“ID”), company call and dual Subscriber Identity Module (“SIM”) card. GPRS, which is also known as “2.5G” was introduced in 2001 for Westel’s postpaid customer. Westel also provides GSM-based data and facsimile transmission services as well as SimToolKit applications, mobile Internet services and a number of content services. Westel offers several different service packages designed for different customer requirements, including various traffic packages targeted at low volume residential customers and higher volume business and governmental customers. In 2002, new value added services were introduced, including MMS, Video Streaming, Video Messaging, Mobilbank and mobile purchase.

The prepaid card of Westel, Domino, provided 95.7 percent of net customer additions in 2002. Since the introduction of the SMS for prepaid customers in 1999, Westel has made more value added services available to prepaid customers, such as caller ID, Domino data and fax. Prepaid users witnessed a significant increase in content provision in 2002, as a result of which they are able to use digital services (such as oplogo, ringtone, etc.) and acquire information on weather, traffic, news, economy, sport, gambling, et cetera via premium-rate SMS or WAP. SimToolKit applications also became available for prepaid customers, and electronic recharge opportunities are available at Automated Teller Machines (“ATMs”), petrol stations, via Internet-banks, Telebanks and Mobilbank. Similar to 2001, prepaid customers (especially young people and security users) induced the majority of Westel’s growth in 2002.

After introducing GPRS in 2002, Westel continued enhancing its value-added services and introduced more new products in 2002:

•                  DOMINO customers were able to use their subscription in 52 countries using 105 operators’ networks as of December 31, 2002 without any limitation. They are able to initiate and receive calls and to send and receive SMSs.

•                  Content provision was one of the services that went through a major development: WAP, infoSMS, and premium-rate SMS are the major supporting pillars of content-provision. WAP is used by hundreds of thousands of Westel customers regularly, and nearly every second Westel customer tried WAP at least once. The number of infoSMS subscriptions continuously increased during 2002 and reached 400,000 subscriptions by the end of the year. Users can register to several infoSMS categories like news, traffic, weather, entertainment, gambling-results and horoscope. Westel users sent approximately two million premium rate SMSs per month in 2002.

•                  In 2002, Westel was the first operator in the world to introduce fully commercial MMS-service for both prepaid and postpaid users. Westel and Pannon GSM Rt. (“Pannon”) connected their MMS-centers, enabling MMS-sending across their networks.

•                  In the spring of 2002, Westel elaborated the country-wide service of premium rate SMS. Both Westel and its competitor, Pannon users are able to acquire information by sending SMS to one dedicated number. This agreement between the two mobile operators of Hungary enabled the involvement of third parties to a great extent, which means more convenience and larger scope of available content for customers.

•                  In the summer of 2002, the e-commerce site of Westel, Webshop was renewed. Webshop is a virtual point of sale with all the possibilities of a regular shop. Webshop offers quick and convenient services, and it is integrated with Westel’s other services. Webshop is also beneficial in the field of customer-management as users can be retained in a better and more efficient way, and potential customers can be recruited at the same time.

•                  Since early autumn 2002, Westel subscribers are able to use location based services, i.e. they can find the nearest petrol station, ATM, pharmacy, Westel outlet, et cetera by sending an SMS or selecting this service on WAP. This service is dynamically developing as the range of available services extends.

•                  In October 2002, Westel introduced a unique Mobilbank solution. Having registered both at OTP (the largest Hungarian commercial bank) and at Westel, customers are able to initiate active bank transactions by secure SMS (using their SimToolkit menu). The technology is fully secure as it electronically signs the SMS and encodes it and the bank decodes and validates the SMS before fulfilling the request. Using this service, customers can also top-up their own or other prepaid (DOMINO) accounts without any additional fee.

•                  In November 2002, Westel was the first in Hungary to introduce video streaming and video messaging. By using specific handsets, Westel customers are able to record short movies and send them to other Westel customers. In addition, they are able to download various short movies form Westel’s WAP-site.

•                  Also in November 2002, Westel was the first in Hungary, and one of the first operators in Europe, to introduce mobile purchasing via WAP. Westel subscribers (both pre- and postpaid) are able to make purchases using their own mobile phone by just entering a code. The first products to be bought via WAP are oplogos and ringtones, however, other products and services are to follow.

•                  Late autumn in 2002, Westel introduced a Wireless LAN (“WLAN”) pilot. Customers equipped with an appropriate device in their computer are able to access Intranet and Internet via high-speed (up to 11 Mbit/sec) wireless connection. The target group is mainly the key and corporate customers.

Westel encourages customer loyalty with various programs. Gold Cards are awarded to customers based on length of service, and bonus points are awarded to these cardholders based on level of usage. These points can be accumulated and then redeemed for various products and services in retail stores, via the Internet or through call centers. The price of the selected products and services can be paid by combining HUF and points. During 2002 Westel introduced a new Gold Partner Card offer. Gold Partner Cards can be purchased as additional subscriptions with an especially low monthly fee. From 2002, the amount of the Gold Partner Card monthly fee can be used as airtime or as SMS. Gold Partner Cards also collect points to the main Gold Card.

The build-out of Westel’s mobile network has been substantially completed. It provides nationwide coverage and is being developed to cope with the traffic demand of new, innovative services.

Westel’s principal objectives are to maintain market leadership in the rapidly growing mobile telecommunications market, expand its brand recognition and focus on providing high quality customer service.

Subscribers.  The number of Westel subscribers has grown significantly over the past three years. The table below sets forth information concerning the number of Westel subscribers at the dates indicated:

	At December 31,
	2000	2001	2002

Regular subscribers	760,575	811,864	850,615
Prepaid subscribers	838,511	1,681,621	2,552,173
Total subscribers	1,599,086	2,493,485	3,402,788
Annual growth in subscribers (%)	89.9	55.9	36.5

The rapid increase in the number of Westel subscribers since December 31, 2000 is attributable to a number of factors, including reductions in handset prices and traffic tariffs in real terms. Growth also can be attributed to installment purchase plans and aggressive marketing. In addition, the introduction of more value added services that are aimed to enhance customer satisfaction increased the retention of the customers.

According to Telecommunications Inspectorate sources, as of December 31, 2002, Westel held approximately 49.6 percent of the Hungarian market for GSM mobile digital services in terms of subscriber base. The Company expects to initiate additional marketing campaigns to stimulate further subscriber growth and to maintain its market leadership.

Traffic.  Westel’s average traffic per subscriber remains relatively high in Europe at 118 minutes per month in 2002. Traffic per subscriber has declined over the past few years as the subscriber base has expanded to include lower volume users. During 2002, SMS-traffic witnessed a large increase: 586 million SMS were sent by Westel users during 2002 compared to 436 million in 2001. This amounts to 17 SMS/month/subscriber in 2002.

Tariffs.  Since January 1998, mobile subscriber tariffs have been deregulated, and carriers have had the freedom to set the level of the various tariff elements (i.e. connection fee, subscription charge and traffic charges). Westel charges subscribers a one-time connection fee, monthly subscription charges, event charges and time based traffic charges. Customers using prepaid cards do not pay monthly subscription charges. Westel does not charge subscribers for incoming calls, other than calls received while roaming, although it receives payments from other telecommunications service providers for terminating calls on its network. Westel is very innovative in tariffing. In 2000, it introduced a new location dependent tariff plan boosting rural usage. The liberalization of the fixed line telecommunications market in December 2001 is expected to have an effect on the mobile telecommunications industry as well. It is expected that government regulated fees and interconnection prices will significantly change and these changes will impact the operations of Westel. The extent and timing of these changes are not known yet, but they are not expected to be retrospective to 2002.

Distribution.  Westel has 26 Building Value showrooms, 14 Economy Shops, a mobile showroom and a high-tech showroom in Hungary. Building Value showrooms engage in sales, customer service and repair service. Economy Shops primarily engage in sales, but they also provide some customer service and receive phones to be repaired. In 2000, Westel opened a new high-tech showroom called “Enternet” to popularize value added services and high-tech mobile handsets. Westel also broadened its sales channels by engaging independent sales representatives and began offering free home delivery service. The Major Account department with 71 employees serves the needs of Westel’s major account customers on a segmented basis. Through a Sales Support department Westel operates a regular home delivery and a Webshop service for its Internet sales. In addition to distributing products and services through its own sales network, Westel distributes products through master dealers (FOTEX Group, Matáv) in 197 outlets on an agency basis, through large Hungarian retail and distribution chains (Shell, MOL, OMV, TESCO, Auchan, Billa, Cora, METRO, Lapker) in 6,511 outlets and through 150 franchise partners. In total, Westel’s products are available in almost 6,900 outlets.

Westel 0660

Westel 0660 is the sole provider of analog mobile telecommunications services in Hungary. Westel 0660 commenced operations in 1990 and was the only provider of mobile services in Hungary until the commencement of GSM operations in 1994.

Westel 0660 service is based on the Nordic Mobile Telephony (“NMT”) standard, which predates digital mobile telephony services, including GSM. The Westel 0660 network covers over 95 percent of Hungary’s geographic area.

Westel 0660 has been loss making due to the declining revenues combined with significant fixed costs. This trend is not expected to change; therefore Matáv has started investigating the possibility of closing the network in 2003. The current concession contract is valid until 2005, so negotiations with the government have started to resolve this issue.

Subscribers.  The table below sets forth the number of Westel 0660 subscribers at the dates indicated:

	At December 31,
	2000	2001	2002

Subscribers	75,866	44,308	23,345
Annual growth/(decline) in subscribers (%)	(22.4)	(41.6)	(47.3)

The number of Westel 0660 subscribers decreased from 2000 due to the lack of promotional programs and innovative service offers. Due to the declining demand for NMT handsets worldwide, the Westel 0660 is not able to acquire NMT handsets at a reasonable price. This fact limits the ability to retain and acquire customers, so the three GSM operators acquire the churning NMT customers with their attractive price packages and handset offers.

Tariffs.  Westel 0660 charges its subscribers monthly subscription charges and traffic charges for outgoing calls. Westel 0660 does not charge subscribers for incoming calls, although it receives payments from other telecommunications service providers for terminating calls on its network. Westel 0660 offers a number of different packages of services designed for different customer requirements, including a package for low volume users.

Distribution.  Westel 0660 markets its services through its own salesforce and through Westel salespeople on an agency basis.

International Segment (MakTel)

In December 2000, the Company, on behalf of a consortium, reached agreement with the government of Macedonia to purchase 51 percent of MakTel on its privatization. The closing of the transaction took place on January 15, 2001 whereby the Company paid EUR 343.3 million on behalf of the consortium in accordance with the relevant agreement. The 51 percent ownership acquired by Matáv was contributed on January 16, 2001 to a newly established Macedonian acquisition vehicle, Stonebridge.

In accordance with a subscription and shareholders’ deed (“Deed”) between Matáv, SEEF Holdings Ltd. (“SEEF”) and CosmoTelco Added Value Services S.A. (“CosmoTelco”), the latter two acquired a 6.1 percent and a 7.4 percent ownership respectively in Stonebridge reducing Matáv’s investment in Stonebridge to EUR 301.5 million. Matáv, consequently, has an 86.5 percent stake in Stonebridge, which owns 51 percent of MakTel, thereby Matáv has an effective ownership percent in MakTel of approximately 44 percent.

See “Item 10 - Material contracts”.

MakTel has been a consolidated subsidiary of the Group from January 15, 2001.

Overview of MakTel’s revenues

In 2002, approximately 47 percent of the total revenue of MakTel was derived from domestic fixed line telecommunications services. Mobile services contributed about 33 percent, while international telecommunications services contributed about 12 percent to total revenues. Various data services (telegraph, X.25, Frame Relay, leased lines, and Internet access) contributed only three percent of the total. Five percent of total revenues were derived from other miscellaneous services.

In the second half of 2001, the mobile operation of MakTel, MobiMak was established as a separate 100 percent owned subsidiary of MakTel.

The revenue stream of MakTel largely depends on international traffic (reflecting the historically high international charges and low domestic tariffs). The proportion of mobile revenue is increasing, while data revenue is still insignificant.

Fixed line Telecommunications Operations of MakTel

MakTel is the sole fixed line service provider and the leading mobile service provider in Macedonia. Its exclusive rights in fixed line telecommunications services will expire in December 2004. These exclusive rights include local, national and international long distance public voice services, voice over IP services, leased lines services and building and operating public voice network services. MakTel’s objectives for the next two years are to become established as a leader in technology and to provide excellent services with attractive prices in order to prepare for the future competition.

During the last three years, MakTel’s major operational goals were to digitalize the fixed network and to increase the number of subscribers. The digitalization rate increased from 82.1 percent at the end of 2000 to 96.3 percent at the end of 2002. MakTel has 571,863 analog fixed lines and 22,350 ISDN channels as of December 31, 2002, and fixed line penetration reached 28.0 percent in Macedonia.

MakTel introduced several value added services, such as call waiting, conference calling, abbreviated dialing and automatic redial.

MakTel provides Internet services through its Internet business unit, MTNet. MTNet has a 49 percent market share in Macedonia. The number of Internet subscribers and the time they spend on the world wide web is climbing rapidly. MTNet provides Internet access via the public switched telephone network and leased lines. By the end of 2002, MTNet had 34,222 Internet subscribers compared to 21,674 as of December 31, 2001, which amounts to a 58 percent growth. MakTel also provides web hosting, web design, web content-oriented IP applications and portal services. MTNet has established an IP backbone network with points of presence (“PoPs”), allowing customers to access Internet services with a local call anywhere in the country.

MakTel also has data transmission services, such as satellite communications, frame-relay, X.25 and audiotex services.

Historically, MakTel, like government-owned operators in other countries, maintained relatively low domestic charges and high tariffs for international calls. Since November 1999, MakTel has been gradually rebalancing its tariffs in accordance with its long-term rebalancing strategy. International tariffs are expected to decrease significantly by 2004, bringing them in line with EU standards prior to liberalization. Local tariffs and basic access charges are expected to increase in order to reflect costs, but MakTel will not seek to exploit the maximum increases allowed by the regulation in order to keep the rates affordable to Macedonian citizens.

MakTel is continuously expanding and improving its access network. MakTel has a digital fiber optic national long distance network that connects local primary area networks. The Company has implemented three Synchronous Digital Hierarchy (“SDH”) rings that serve both the national long distance and international networks. In addition to cost advantages, SDH systems provide a flexible transmission infrastructure with automatic transmission paths. Additional routes of optical cable and SDH systems are being installed in the long distance network and the city networks, increasing both network availability and transmission capacity.

MakTel has installed a modern, packet optimised IP network based on Multi Protocol Label Switching (“MPLS”). The network is fully operational and already carries commercial traffic. This network is the first of its kind in the entire Southeastern European Region, establishing MakTel as an undisputed leader in this field. It uses DPT STM-4 (packets on fiber technology) at its core and packet over SDH STM-1 at the edges. It has nine large PoPs equipped with high-end routers and eleven small PoPs. The network provides a variety of VPN solutions for its business customers, offering secure, scalable remote site interconnection over a shared IP backbone. The company realizes the enormous importance of IP for its future and is considering this network to be the best foundation for its future generation of IP based services, combining voice and data and offering versatile multimedia capability.

Mobile Telecommunications Operations of MakTel

Mobile telephony was a significant growth driver in 2001 at MakTel. MobiMak is the digital cellular service provider of MakTel, which became a fully owned subsidiary of MakTel on June 4, 2001.

As one of the first important steps in its transformation, MobiMak introduced a new brand image to the market. For this activity MobiMak hired the advertising agency Indigo-Ogilvy. The new image is built on the slogan “connecting your worlds” (connecting past, present and future, connecting work and private life, connecting family and friends, et cetera). With a strong campaign, MobiMak hopes the new image will be successful as a marketing tool.

MobiMak’s operations are based on GSM technology in the 900 MHz frequency band. The number of mobile subscribers increased by 66 percent to 366,348 subscribers at the end of 2002 from 221,336 at the end of 2001. The mobile penetration rate also grew significantly, to 18 percent at the end of 2002 compared to 11 percent a year earlier, but it is still well below the European average. MobiMak offers value-added services, such as call waiting, call forwarding, conference call, SMS, voice mail, international roaming and itemized bill.

MobiMak entered into a frame contract with the main network and infrastructure vendors whereby MobiMak could fix the prices of different services and products. This frame contract resulted in significantly lower prices for MobiMak to use the services of the main network and infrastructure. Based on the contract, MobiMak initiated a fast network development project in September 2001. By the end of 2002, MobiMak had 371 base-stations. As a result, MobiMak reached over 98 percent of the population and 90 percent of the territorial coverage.

MobiMak put a high emphasis on marketing activities. It introduced new services (like SMS service, Info Services) and new tariff packages (Day and Night - flat rate prepaid tariff package, Tandem – free of monthly fee postpaid partner card tariff package). In addition, it also carried out a series of attractive sales promotions with good brand handsets based upon frame agreements with the main handset vendors. To focus on customer retention, MobiMak introduced a customer loyalty program with valuable benefits for loyal customers. To measure the effectiveness of the marketing activity, MobiMak introduced a customer satisfaction measurement system, which monitors the satisfaction of the customers on a quarterly basis.

Marketing and Distribution

While the Hungarian telecommunications market has been fully liberalized since December 23, 2001, the liberalization process started years earlier in data communications, international voice and Internet services. The advent of new competitors was coupled with the mass proliferation of mobile devices, which led to the saturation of the traditional voice business and strong competition in the business communication arena. The high mobile penetration rate is due to the fact that the mobile phone is viewed as a substitute, rather than complementary to fixed telephones because of the low disposable income level of the country.

Having the largest market share makes Matáv vulnerable to losing the largest number of customers, to other fixed-line operators, but in particular to mobile operators. Similarly to other operators, Matáv realized that if it wanted to avoid a downward spiral of falling prices and decreasing market share, it had to change its strategy and shift towards competitive tariff packages that are price positioned not only against its fixed line competitors but also against the rapidly increasing mobile package offerings of the mobile vendors. Matáv’s marketing strategy is therefore based on four key objectives:

•                  Positioning against mobile operators;

•                  Reducing churn;

•                  Boosting broadband penetration; and

•                  Leveraging opportunities in the Small and Medium Enterprises (“SME”) segment.

Positioning against mobile operators.  Until 2000 Matáv’s key objective was to fully build out the access network in order to eliminate the waiting list and to digitalize switching. By streamlining the operations, Matáv successfully prepared for the full liberalization. The first year of liberalization ended with moderate competition from the fixed competitors due to the unfavorable international investor climate, leading the way for the mobile operators to aggressively acquire customers. In the fast moving mobile environment Matáv changed product development objectives in order to shorten cycle times. Launching several optional calling plans (“OCPs”), Matáv successfully transformed service development from technology focused product innovation towards market based product enhancement that requires less capital investment and more customer focus. Backed up by analytical marketing tools, such as data mining, Matáv tailored its calling plans to the calling patterns of its various customer segments.

The most successful product of 2002 was Csevegő, a preselection package which gives discounts based on call length. Twice as many customers chose this calling plan in 2002 as the government-subsidized Minimál package, Matáv’s Universal Service Obligation product. Friday 13th, an enhancement of Csevegő offers 13 hours of free local calls on Fridays in the off-peak period.

Although mobile penetration is almost double of the fixed penetration rate, approximately 75 percent of the mobile users have prepaid SIM cards. The low level of postpaid users shows that customers do not wish to pay monthly fees. As further tariff rebalancing is not a viable option based on low perceived value of the monthly fee Matáv also launched an enhancement of its prepaid package (Kontroll) with a lower reload fee. Kontroll can also be reloaded by ATMs operated by OTP Bank, Hungary’s largest commercial bank.

Among the most innovative ideas are the calling cards available for both the residential (Sokatmondó) and business (Ritmus) preselection packages. Calling cards make the reduced package tariffs “portable”: the user can make calls with the calling card from any phone located in the Matáv area with the discounted tariffs while being billed regularly. Moreover, the “phone home” discount included in the package provides a 30 percent discount for the subscribers to call their home phones.

Matáv competes with mobile operators not only with its low-cost calling plans but also with technology: a state-of-the-art development enabled Matáv to launch SMS capability on fixed lines. This service was launched in the autumn of 2002 and by the end of the year more than 18,000 Matáv customers owned an SMS-capable fixed line telephone.

Reduce churn. PSTN churn is driven by a) customers’ requests, b) lines terminated due to non-payment and c) ISDN service orders. As broadband access services (e.g. ADSL) have become available in recent years and customers become more aware of its availability, migration to ISDN slowed down from levels observed in 2000. Customers are not aware enough of the ISDN service as a primary means of Internet access, therefore Matáv introduced aggressive pricing of one time fees and ISDN CPEs in 2002 in order to increase ISDN penetration. Small businesses are more churn-prone because of mobile bypass cards installed in the PBXs or by simple mobile substitution of fixed lines. As business ARPU is significantly higher than residential ARPU, small business customer retention is a primary goal of Matáv. As churn plateaued in 2001, Matáv faces the challenge of an increasing amount of excess PSTN capacities. A key initiative to utilize free capacities is supporting elderly homes, hospitals and campuses with one-way phone lines free of charge. At the end of 2002, Matáv operated almost 20,000 of these lines. These phones function with special calling cards if someone would like to initiate a call but the lines are available every time to receive calls. Calling cards can be obtained at the premises that enable customers to control their phone costs e.g. while in hospital.

Another successful technique Matáv uses to manage churn is customer segmentation. With analytical marketing tools, Matáv analyses possible causes of churn and develops retention programs that help prevent line termination. Key account customers are already segmented based on their Customer Lifetime Value that not only defines customer profitability but also serves as a basis of service level a customer receives through Matáv’s dedicated account managers. Customer Relationship Management (“CRM”) is a very powerful tool to understand customer behavior and service usage patterns. Matáv rethought its CRM strategy in order to avoid unsuccessful system implementation and to demonstrate true and measurable benefits of using such a system.

Boost broadband penetration. Matáv considers the promotion of Internet usage in Hungary as one of its main tasks in the present and also in the near future. Most of the Internet subscribers in Hungary today use PSTN or ISDN dial-up to access the Internet. Using government subsidies, the company developed its 15-hour and 40-hour flat-rate Internet packages Kezdőnet and Haladónet. Both enable customers to get acquainted with the

Internet and use it regularly every day; however, these packages offer only a limited bandwidth and a metered service to the customers. To those who need unmetered (flat-rate) and high bandwidth service to be able to download video content or use streaming media applications, Matáv offers ADSL access products that are available through its Internet subsidiary, Axelero, and through other ISPs. For those customers who have high voice telephony usage and are heavy Internet users, Matáv introduced ADSL Komplex service in 2002 that includes free voice minutes bundled with PSTN/ISDN access and ADSL. ADSL Komplex pricing enables technology upgrades (e.g. ADSL and ISDN together) at a much lower incremental cost for the customer than the initial ADSL end-user investment.

Leverage opportunities in the SME segment. In the key account segment, the focus is put on marketing integrated communication offerings that bundle voice, Virtual Private Network (“VPN”) data and Internet coupled with system integration, while in the SME segment the focus is on lower Total Cost of Ownership (“TCO”) solutions. Reducing Information Technology (“IT”) and telecommunications costs is a major issue also in the Hungarian business sector as increasing competitive pressure and slowing pace of economic growth threatens business profitability. Nevertheless, lower TCO justifies lower quality parameters that allow Matáv to offer solutions that require less expensive technology resulting in lower capex and higher return on investment. One of these services is called Business VPN Access, where expensive leased-line access to IP-VPN is substituted with DSL technology. Although this solution offers lower network availability, it is still suitable for SME needs and has a significant cost advantage. Another service supporting this strategic goal is called DSL Bridge that enables remote offices or remote workers to connect to high bandwidth Asynchronous Transfer Mode corporate backbone via DSL access. In order to reach the target segment, Matáv will also build up a direct sales channel serving the SME sector which is currently served only by an indirect channel, namely Value Added Resellers. Matáv is an active participant in a cross-industry cooperation focusing on providing relevant business information to the SME sector. Through the Business and Success initiative founded by Figyelő, a Hungarian partner of Business Week, Matáv signed partnership agreements with Citibank, Shell and Microsoft.

Product development

In the past few years many promising technology developments proved to be immature or unsuccessful in the market. The forecasted Internet boom has not happened and demand for Web services is still to come. One of these technologies Matáv invested heavily in is IP. Matáv has a state-of-the art nationwide IP network but revenues coming from IP services are relatively small compared to the traditional data transmission products. Customers need reliable services and investors need stable return on investment. Matáv is well aware of that and therefore changed its product development strategy. Instead of huge upfront technology investment without proven customer demand and uncertain Return on Investment (“ROI”), Matáv’s product development focuses on service enhancements, including OCPs or scalable development such as ADSL. By doing so, Matáv’s activity is transforming from technology-focused development towards competition and customer driven service introduction requiring less capital expenditure and faster payback periods.

New Voice Services.  Matáv’s product portfolio is continuously adjusted and developed in response to customers’ needs. Matáv offers package solutions for all calling habits. Low-usage customers can choose the Minimál package with a cheaper monthly fee or our pre-paid package, Kontroll. For those residential customers who usually make longer calls, our Csevegő package gives progressive quantity discount on calling time exceeding 5, 10 and 60 minutes. The Ritmus package-family is offered to business customers with reasonable monthly usage and very competitive per minute fees of international, mobile and national long distance directions.

Matáv was the first among the fixed line operators to introduce fixed SMS. With the help of an adequate CPE, customers can now send short messages to another fixed line or to mobile phones. Receiving an SMS does not require an adequate CPE, since the message arrives in this case as a voice-message through a text-to-speech application. We consider the primary function of this service as being a bridge between mobile and fixed lines.

Our comfort services are getting more and more popular. DA-Plus service is available for inquires of numbers with little information at hand about the owner of the number. In addition, flowers and food orders are possible with this service as well as thematic inquiry about location or contact details of certain business services.

One of the success stories of 2002 was Matáv’s Audiofix service. Through Audiofix, customers gain access to various entertainment TV programs like jackpots or reality shows, which became increasingly popular.

New Data Services.  Several new services were developed for Matáv’s data communications product-portfolio. In order to respond to customer needs, new access, back-up and SLA-reporting services were developed as an add-on to corporate WAN products. With the new cost-effective DSL based access solutions, Matáv enables the Small Office Home Office (“SOHO”) and SME segment to implement IP-VPNs more easily. For the ATM based VPN (Lan-Flex) customers, a cost-effective solution is offered to connect sites where asymmetric data communication is requested to access the VPN. With the IPSec service, an attractive Internet based remote access solution is offered for our IP-VPN customers with ISDN-backup service which provides a new solution for quality-sensitive customers to enhance their IP-VPN leased line access availability.

For the SME segment and the largest 5400 customers (“TOP5400”), an Integrated Services portfolio was created, with Public Key Infrastructure technology based Certificate Authority and One Time Pass products. High bandwidth customers can make use of our new Gigabit Ethernet technology enabled CityNet service, which facilitates the creation of cost-effective Metropolitan Area Network solutions.

Internet Service Providers can differentiate their Internet services for their customers with Matáv’s new value added service offerings. The Fixed IP Address service provides the same IP address every time for the customers of our wholesale partners to retain their mobility. The Per User Filter service supports our partners in offering differentiated accesses to their Internet service servers. Both services are widely used by Axelero. With the Hot Spot solutions Matáv provides different schemes for the Hot Spot Site Owners when giving them the opportunity to implement Hot Spot services at their sites using the WLAN technology.

Distribution and Sales

2002 was another year of high level customer service. In order to improve customer experience Matáv focuses on opening new distribution channels. Matáv opened a 24/7 Internet Customer Service as a unique differentiator from competitors. Matáv uses the Internet also as a sales channel; on the Web site www.epont.matav.hu almost every Matáv service can be ordered with reasonable discounts. Matáv expanded the opening hours of its call center (1212) so that now customers can call from Monday 6.00 a.m. until Saturday 8.00 p.m. and it has also been expanded to provide for English speakers. Business customers can contact Matáv on a separate call center number where operators are trained to deal also with small and medium enterprise communication needs.

Matáv enhanced its local presence by raising the number of Matávpont retail shops to 23. Matáv served 1.5 million customers in 2002 through its retail shops. Customer satisfaction measured in Matávpont shops is highest within Matáv. Matáv also has 52 Matávpont official partners that help in retail distribution. Key account customers receive dedicated service by account managers, whereas small business customers are primarily served by Matáv’s indirect sales channel. These resellers provide personalized service and can offer complex telecommunications solutions (e.g. voice, data, PBX, router).

Competition

Despite the high expectations related to market liberalization, the Hungarian telecommunications market did not see the development of fierce competition. Even though alternative carriers emerged, Matáv managed to retain its leading role on the voice services market. The largest competitors, Pannon and Vivendi, operate in the mobile and fixed segments, respectively, lacking the potential to cover the entire telecommunications value chain and realize cross-segment synergies, i.e. Matáv is the only integrated player in the market.

Domestic Fixed Line Telecommunications Services

Until the end of 2002, the Company was subject to indirect competition from mobile telecommunications providers. In addition, following full liberalization of fixed line voice telephony, a variety of market entrants providing public fixed voice telephony service, either by interconnecting with Matáv’s network or via their own infrastructure, could begin to compete. Existing and potential service providers include other LTOs, operators of existing alternative networks, such as public utilities, railways and mobile telecommunications providers and global alliances of international telecommunications providers. In 2002, the mobile carriers remained to be Matáv’s key competitors relating to the domestic calls. While several service providers target business customers, on the residential market Vivendi is the only player among the fixed line carriers who generates competition in the Matáv service area (75 percent of the country), since this is the only company offering call by call carrier selection.

International Fixed Line Telecommunications Services

In the international voice and data transmission market, Matáv’s key competitors are the carriers offering IP based services. Market pressure in this area is increasing since more alternative carriers provide various IP based services in addition to the leased line offerings. Service providers offering data transmission via leased line to international directions are also competitors of Matáv on the international telecommunications market.

Leased Lines and Data Transmission Services

The Hungarian data transmission market is continuously expanding. Consequently, Matáv is realizing a growing volume of revenues in this area (within this, the growth rate of revenues derived from IP services is significant). Matáv’s data transmission services continue to be subject to strong competition since a number of Hungarian companies have set up private data transmission networks. In recent years, Matáv’s key data market challengers (Pantel, GTS) were successful in enhancing their market penetration. Pantel acquired a sizeable share of the large business market, while GTS gained a strong position in the SME/SOHO segment. Both enterprises established solid strongholds on the fixed voice market via their Internet and Voice over IP (“VoIP”) offers. Matáv expects that the corporate communications market competitors are going to continue their business segment specific niche-market strategies and will not move into lower business and residential segments. In the data transmission market Matáv is also facing competition from ISPs and mobile carriers offering data transmission services.

The Internet market is dominated by five major ISPs, although over 100 small Internet providers are registered in the market. Apart from Axelero, every major player faces financial difficulties and strategic uncertainties.

The management of the Company believes that the penetration and quality of Matáv’s data transmission services as well as their attractive pricing ensure a competitive edge for Matáv on the market of data transmission services.

Mobile Telecommunications Services

The Hungarian mobile telecommunications market is characterized by fierce competition driven not just by new services and attractive prices but intensive marketing as well. The rapid growth in the number of subscribers in the mobile market has come to an end. From this point on, no significant upswing can be expected, instead Matáv expects migration between service providers. In line with that, in the future mobile carriers will shift the focus from customer acquisition to customer retention. A new phenomenon on the Hungarian mobile market is that data transmission services and content services are playing an increasingly stronger role in the carrier offerings. Westel continues to be the biggest service provider of the mobile telecommunications market. In some specific areas of operation, to avoid parallel investments, Westel has network-sharing cooperation with Pannon (subway system, tower usage).

REGULATION AND PRICING

Overview of the Regulatory Regime until December 23, 2001

The regulatory regime governing telecommunications services in Hungary has been substantially revised since 1990, when the former state postal, telephone and telegraph authority, Magyar Posta, was divided into three distinct operations. Act LXXII of 1992 on Telecommunications, as amended (the “Telecommunications Act”), established the general regulatory framework for the Hungarian telecommunications sector. The Telecommunications Act provided for the promulgation of additional decrees by the Hungarian government and the Ministry. The concession telecommunications market was also governed by other legislation that is not specific to telecommunications, including, among others, Act XVI of 1991 on Concessions, as amended (the “Concessions Act”), Act LXXXVII of 1990 on Pricing, as amended (the “Pricing Act”), and Act LVII of 1996 on the Prohibition of Unfair and Restrictive Market Practice (the “Competition Act”).

In 1993, the Minister divided Hungary into 54 local primary geographic areas (“Local Primary Areas”) for local public fixed line voice telephony service. In August 1993, the Minister issued an international tender for the right to provide international and domestic long distance telephone services throughout Hungary and to provide local public fixed line voice telephony services in 29 of the 54 Local Primary Areas, including Budapest. The Minister selected MagyarCom, Matáv’s parent holding company, as the winning bidder in the tender.

MagyarCom then assigned certain of its rights to Matáv. On December 22, 1993, Matáv entered into a concession contract (the “Concession Contract”) with the Minister. The Concession Contract gave Matáv the exclusive right to provide domestic long distance and international public fixed line voice telephony services throughout Hungary and local public fixed line voice telephony services in 29 Local Primary Areas for a term of eight years ending December 22, 2001.

In September 1993, the Minister issued a second competitive tender for the exclusive right to provide local public fixed line voice telephony services in the remaining 25 of the 54 Local Primary Areas. Matáv obtained the right to provide services directly in seven of those areas by being the successful bidder in respect of five areas and the default provider in two areas where there was no successful bidder. Matáv also obtained the right to provide services indirectly in an additional three areas through joint ventures. With respect to the five areas where it was the successful bidder, Matáv’s rights are governed by separate concession contracts. Rights to service the remaining 15 areas were distributed among 12 local telephone operators.

In 2000, the government disintegrated the Ministry of Transport, Telecommunications and Water Management in order to establish the Ministry of Transport and Water Management and the Telecommunications Government Commissioner’s Office, which was a part of the Prime Minister’s Office and bear sole responsibility for all matters related to telecommunications. The rights of the Prime Minister Office were transferred as of May 27, 2002 to the Ministry of Informatics and Communications.

The regulation of the Hungarian telecommunications market was fundamentally changed on December 23, 2001 when the Act on Communications came into force. The Act on Communications superseded the Telecommunications Act on December 23, 2001. The Act on Communications provides the main legal framework for the Hungarian liberalized telecommunications market, and it provides for the promulgation of additional (governmental and ministerial) decrees.

On January 28, 2002, the Minister and Matáv concluded the Contract on Universal Service Provision. According to this contract, the national concession was terminated on January 31, 2002, while in the five local areas (Debrecen, Nyíregyháza, Szentendre, Székesfehérvár and Szolnok) the local concessions terminated on May 24, 2002.

The Act on Communications and the Contract on Universal Service Provision

Act on Communications was approved by the Parliament on June 12, 2001 and entered into effect on December 23, 2001. The main goal of the Act is to promote and secure the liberalization of the telecommunications market via establishing asymmetrical regulation. Set forth below is a brief summary of certain provisions of the Act on Communications.

The Act on Communications has fundamentally changed the authority structure of the liberalized telecommunications market. The NRA is the supreme supervisory body, which includes three separate organizations: the Communications Inspectorate (Hírközlési Főfelügyelet), the Communications Regional Office (Hírközlési Területi Hivatal) and the Communications Arbitration Committee (Hírközlési Döntőbizottság), which have independent responsibilities and rights. The scope of tasks, authority and competence of the communications authority as well as its rules of procedure and penalties assessed by its organizations are regulated by Government Decree 248/2001 (XII.18.).

The Communications Inspectorate and the Communications Regional Office supervise the telecommunications market, may bring resolutions, start official procedures or initiate procedures before the Communications Arbitration Committee or any other competent authority. These bodies are responsible for licensing, identifier management and frequency management. Provision of service is regulated by Government Decree 252/2001 (XII.18.) on the “Notification of the Provision of Telecommunications Services”, which determines the rules relating to the notification of market entries to the authorities.

Universal Service.  According to the Act on Communications, universal services are basic communications services that should be available to all customers at an affordable price. Universal services include access to fixed line voice telephony services of regulated minimum quality, a regulated density of public payphones, a public register of subscribers, operator services and cost-free emergency calls. Access to voice services at an affordable price is provided through regulated tariff packages.

According to Article 15 of Decree 29/1997 (XII. 20.) KHVM, the service provider is obliged to certify and attest that it meets the quality requirements set out in the obligatory standards described in separate laws, authority licenses and type certificates in addition to those standards that are undertaken in the business rules or contractual conditions of the company. Matáv Rt. was granted the certificate first on August 27, 2001 for its concession telephony services. During the autumn of 2002 Matáv Rt. had Mátrix Kft. to certify its universal and publicly available telecommunications services as well. The certifying organization issued the certificate on the Company’s compliance on December 16, 2002. This certificate is valid until November 10, 2005 with ongoing reviews every six months.

Universal service providers are entitled to compensation for their loss of revenue resulting from the low price of the universal service package. Ministerial Decree 4/2002 (I.26.) MeHVM determines the detailed rules applicable to the percentage of revenues payable to the Universal Telecommunication Support Fund and the compensation available for universal service providers from the fund.

Matáv became a universal service provider as a consequence of the universal service contract that had been concluded between Matáv and the Minister on January 28, 2002. Matáv’s Fixed Lines Concession Contracts have been superseded by the Contract on Universal Service Provision, in such a way that the national concession (which included the international and domestic long distance as well as the local concessions) in 31 primary areas was terminated on January 31, 2002, while the local concessions in the remaining five concession areas were terminated on May 24, 2002. In the Contract on Universal ServiceProvision the Minister acknowledged that Matáv Rt. fully complied with all of its obligations during the concession period. The concession fee was duly paid by the company regarding the first month of 2002 for the nationwide concession and regarding the period until May 24 for the 5 primary areas. The Minister has no outstanding claims against the company. Upon the termination of its concession contract in its three primary areas on November 1, 2002, Matáv’s subsidiary, Emitel has also concluded the contract on universal service provision with the Minister.

Subscriber Contracts.  The service providers must prepare both general terms and conditions and subscriber contracts to be entered into with the subscribers. The Government Decree 249/2001 (XII.18.) on “Telecommunications Subscriber Contract” contains the general rules of agreements between subscribers and telecommunications service providers for telecommunications services. In the subscriber contract, the parties can rephrase the provisions of the Government Decree 249/2001 (XII.18) only if they are more favorable to the subscribers. The service providers already operating on the market were obliged to amend their existing general terms and conditions and subscribers contracts in accordance with the Government Decree 249/2001 (XII.18.).

The general terms and conditions must contain, among other things, the process of concluding and amending subscribers contracts, the quality of the telecommunications service, the conditions for restriction of the service, the fault-repair service and the method for handling subscriber complaints. The individual subscriber contract must contain at least the personal data of the subscriber.

Significant Market Power Regulation.  All service providers with significant market power (“SMP”) in the voice-telephony, mobile telecommunications, leased line or interconnection markets are required to comply with certain obligations. An operator is identified in general as an SMP when its market share in a specific market and in a specific geographical area exceeds 25 percent. The Communications Arbitration Committee (“CAC”) designates the SMP carriers with a resolution. During the designation process the CAC may deviate from the predefined market share limit on the basis of an assessment of the circumstances defined by the law. Obligations of SMP operators include accounting separation, operating a joint directory assistance service, publishing reference offers for interconnection services (which must be offered on cost-based prices), leased line services and unbundled local loops. Matáv has been designated as an SMP on the telephony and leased lines market by the power of the law on December 23, 2001.

Retail Prices.  The Act on Communications designates Matáv as an SMP operator in the voice telephony market. Consequently, the retail prices of fixed line voice telephony services provided by Matáv will continue to be regulated. Details on the method of price calculation were determined in Decree 3/2002 (I.21.) MeHVM on “Charges for Voice Telephony Services Provided by Companies with Significant Market Power and Tariff Packages Related to Universal Services” (“the 2002 Fixed Line Tariff Decree”).

Matáv’s regulated access prices currently include an access deficit, i.e., Matáv’s subscription fees do not cover the costs of access. According to the Pricing Act and the relating ministerial decrees (3/2002 (I.21.) MeHVM and 4/2002 (I.26.) MeHVM), the access deficit should be eliminated. Decree 3/2002 (I.21.) MeHVM deals with the access deficit problem by allowing an annual increase in subscription fees of universal tariff packages above annual inflation rate. In addition, Decree 1/2002 (I.11.) MeHVM on “Costing Methodology of Network Services” introduced an access deficit financing regime according to which an access deficit surcharge of HUF two per minute was applicable on all call origination and termination traffic. Decree 3/2003 (II.7.) IHM reduced the access deficit surcharge to HUF one per minute as of February 15, 2003.

Unbundled Local Loop.  According to the Act on Communications and Government Decree 175/2001 (IX.26.) on “Unbundling the Local Loops and its Procedural Rules”, SMPs in the telephony market are obliged to unbundle twisted copper pair local loops and prepare reference offers for unbundled local loops (whether fully or partially unbundled) and to provide these services when there is a request for them by other telecommunications service providers.

The SMPs may refuse the offer for unbundling if:

•                  the local loop in question does not have an appropriate length for the planned service of the other service provider;

•                  providing access to the local loop would endanger the unity of the SMPs’ network; or

•                  the SMPs cannot provide physical connection to the local loop as a result of prior access having been granted to another service provider.

An SMP does not have to grant access to the local loops if any of the subscribers who have entered a pre-agreement with the intended new service provider have outstanding debts towards the SMP on the date on which it would be obliged to grant physical access. In addition, there is no obligation to provide unbundled local loops when an SMP requesting the service has a significant advantage in financial status or in market power compared to the addressee of the request, therefore other local SMPs are not obliged to conclude unbundled local loop contracts with Matáv.

The cost base for the price of these services has to be calculated using LRIC, although Fully Allocated Costs (“FAC”) methodology can be used until December 31, 2002. Government Decree 175/2001 (IX.26.) provides for a transparent and non-discriminatory calculation method, which the service providers must use.

The SMPs must prepare a reference offer for the unbundling of the local loops in which they must regulate those matters listed in the Government Decree 175/2001 (IX.26.). The reference offer forms the basis of the agreements to be concluded with other service providers for unbundling the local loops. The reference offer of each SMP must be approved by the CAC. The CAC keeps a public, open register. Matáv’s Reference Offer for the Unbundling of the Local Loop (“MARUO”) has been approved by the CAC on February 28, 2002. Matáv amended its MARUO to be based on LRIC in November 2002 in compliance with the legal requirements and submitted it to the CAC for approval. This procedure is ongoing.

Interconnection.  According to the Act on Communications and Government Decree 251/2001 (XII. 18.) on “Network Interconnection Agreements”, SMPs are obliged to prepare reference offers for interconnection and to provide these services upon the reference offer when there is a request for them by other telecommunications service providers.

According to the Government Decree 251/2001 (XII.18.), the SMPs are obliged to enter into agreements for access to their networks on the basis of an offer put forward by another service provider. If the provider is obliged to prepare a reference interconnection offer, such as Matáv, this offer must be in line with the reference offer. The CAC has the competence to arbitrate in dispute cases. If the agreement is not entered into within 30-60 days of the offer because the service provider owning or using the network has not responded to the offer or has simply refused to enter into an agreement, the CAC may establish the agreement between the parties. The reference offer of the SMPs must be approved by the CAC. Interconnection agreements concluded between service providers before the Act on Communications entered into force remain in effect, but modifications may be initiated by either party in line with the new regulation.

A new interconnection agreement on the basis of the provisions of the Act on Communications was concluded between Matáv and Vivendi (the second most significant fixed line telecommunications service provider in Hungary) on December 21, 2001 and between Matáv and Pantel on April 8, 2002. Matáv’s Reference Offer for Interconnection (“MARIO”) was filed with the CAC for approval, and it was approved on July 18, 2002. An interconnection agreement based on MARIO was signed with GTS Datanet Kft. in December 2002, and with Monor Telefon Társaság, British Telecom and Emitel in March 2003. The price was defined according to the FAC method. Matáv amended its MARIO to be based on LRIC in November 2002 in compliance with the legal requirements and submitted it to the CAC for approval. This procedure is ongoing.

Carrier Selection.  Since the expiration of Matáv’s exclusive rights to provide domestic long distance and international telephony services on December 23, 2001, voice telephony customers have the right to select different service providers for domestic and international long distance fixed line calls and for international mobile calls by dialing a pre-selected number or by using a call-by-call pre-fixed number. The requirements for carrier selection are an interconnection agreement between the affected service providers, a carrier selection number and the connection of the calls to the desired end user.

Carrier selection agreements can be concluded in writing, orally or through an implied contract. Government Decree 250/2001 (XII.18.) on “Carrier Selection” obliges the chosen service providers to inform the former service providers about any form of carrier selection, and the rules also provide that in the case of faulty performance, the risk is born by the actual service provider unless the parties agree otherwise.

Number Portability.  According to the law, fixed line telecommunications service providers are obliged to provide number portability on their networks from January 1, 2003, allowing subscribers to change service providers without changing their telephone numbers in the same geographic location. The executive decree regulating the details is not finalized yet. It is expected that a more simple version of number portability will be implemented in 2003 as a transitional decree and from January 1, 2004 an EU conform, central database based solution will replace the transitional decree. In case of geographical relocation the number can be retained upon request of the customer on a commercial basis.

Telecommunications Service Licensing Requirements.  According to the Act on Communications, the provision of communications services shall be notified to the Communications Regional Office for registration 30 days before service commencement. The detailed rules of the notification of services are laid out in Government Decree 252/2001 (XII. 18.) on “Notification of the Provision of Telecommunications Services”. The authority may reject the registration if the notifying entity does not fulfill the conditions specified in the Act on Communications and other legislation.

All communications service providers that have obtained the right to provide communications services pursuant to license or notification before the Act on Communications entered into force may pursue such activity according to such right.

Licensing and Allocation of Frequencies.  With the exception of a program receiver device, radio equipment, radio stations and radio communication networks may be operated with a radio license. A radio license may be issued exclusively on the basis of a valid frequency assignment license, except the cases specified by law. Radio equipment, radio stations, radio networks and radio communications systems may be installed with a frequency assignment license, with the exception of cases specified by law. A regular fee specified by law shall be paid for the reservation and authorized use of the frequencies assigned for civil purposes, reservation of identifiers and use of the assigned identifiers.

Matáv Rt. pays a frequency license fee on the basis of Decree 6/1997 (IV.22) KHVM on “Frequency Reservation and Usage Fee” and Government Decree 120/1998 (VI.17.) on “Rules of Payment of Frequency Reservation and Usage Fee”. Additional rules applying to Matáv include Government Decree 284/2002 (XII.21.) on “Specification of the National Frequency Allocation Table” and Government Decree 11/2003 (I.30.) on “Rules of the Auction and Tender to Obtain the Frequency Usage License”.

Matáv Rt. pays a number usage fee for those call numbers that are used by the Company, according to Decree 19/2001 (X.31.) MeHVM on “Fees of Engaging the Number and Address Fields Necessary for the Provision of Public Telephony Services”.

Frequency assignments must conform to the National Frequency Range Distribution Chart, which lays out the entire spectrum and the purpose and availability of frequency bands. Matáv’s frequencies are generally valid for periods of one to five years. The frequency assignment for the Radio Local Loop system (“RLL”) is valid through November 2003. Matáv has already started to replace those systems by fixed GSM systems and will meet the relevant contract with the Ministry.

If a telecommunications service provider wishes to provide services that require a frequency assignment and appropriate frequencies are available, the Telecommunications General Inspectorate must hold a public auction or drawing. A public auction is held if the number of available frequencies is not sufficient to satisfy all requests. A drawing is held if the number of available frequencies is sufficient to satisfy requests but the frequencies have differing qualitative characteristics.

The state announced a tender for the 3.5 GHz frequency, where Matáv’s bid was among the winners. The frequency is used for the provision of new telecommunications services.

Rights of Way.  According to the Act on Communications, communications service providers are entitled upon prior notification of the owner to install telecommunications equipment on private property and to enter private property where communications facilities (equipment, cables, antennas) are located for maintenance and fault elimination purposes. The public telecommunications service provider has to enter into a contract with the property owner setting forth the conditions for the common use of the property. Owners of real property are also obliged to remove obstructions to public telecommunications networks. Owners of real property have the right to claim compensation for the nuisance suffered as a result of entry onto their property.

Upon request, the competent inspectorate could establish easements in favor of a public telecommunications service provider on real property for the purposes of placing communications facilities. Matáv is seeking easements over a substantial number of real properties on which the Company or its predecessors installed such facilities. If the placement of telecommunications equipment prevents or materially hinders use of real property, the owner may request the purchase or expropriation of the property after seeking an opinion from the Inspectorate. The party that orders construction (installation) of communications structures shall restore the initial conditions of the environment after the completion of construction works. If the communications structure installed by the service provider provides for the customer residing or staying in the direct proximity of the structure better than average service or additional services, the service provider may not require compensation for it, neither in the subscriber contracts nor in any other way.

Mobile Concession Contracts

Hungary was the first country in Central and Eastern Europe to introduce public mobile telecommunications services. Westel 0660 began providing analog mobile radio telephone service in October 1990 with an exclusive license and in 1994 entered into an exclusive concession contract with the Minister. In 1993, the Minister awarded two concessions to provide nationwide cellular telephone services using the digital GSM 900 standard: one to Westel and the other to Pannon.

In March 2000, Deutsche Telekom finalized the purchase of MediaOne’s interests in mobile operations in Central and Eastern Europe including MediaOne International B.V. which owned 49 percent of Westel and 49 percent of Westel 0660. At the same time the Company was granted an option to purchase the 49 percent holdings in Westel and Westel 0660 from Deutsche Telekom during the fifteen-month period ending September 2001. On December 21, 2001 the Company became a 100 percent owner of both Westel and Westel 0660. The final purchase price included HUF 226,750 million (EUR 920 million), paid in December 2001, financed by a loan from DT, plus HUF 11,515 million paid in 2002, equal to 49 percent of the amount of dividends declared by Westel for the year 2001.

Westel

Under the Concession Contract, dated November 4, 1993, as amended (the “900 Concession Contract”), between the Minister and Westel, Westel has the right for 15 years from that date to provide public GSM mobile telephony services. Westel is authorized to provide GSM service in the 906 to 914 and 951 to 959 MHz frequency ranges in Hungary. The parties may agree to extend the Westel concession for a period of seven and one-half years.

On February 25, 1999, the Ministry issued an invitation to tender for the licensing in Hungary of DCS 1800 services, a mobile telecommunications system operating in the 1800 MHz frequency band. The tender was closed on May 7, 1999. On October 7, 1999 an amended 900 Concession Contract was signed, allowing Westel and its GSM 900 competitor, Pannon, to start commercial service in the 1800 MHz band for 15 years beginning

November 26, 2000. At that time the Minister also signed a concession contract with V.R.A.M. Rt., the new entrant on the Hungarian digital cellular market, which uses the Vodafone brand name.

Westel, simultaneously with Pannon, started commercial operation in the 1800 MHz band on November 16, 2000. Upon request by Vodafone, the national roaming agreement between Westel and Vodafone was terminated effective November 30, 2000, whereby Westel was released from the obligation to provide Vodafone with domestic roaming services on a nation-wide basis. Effective December 6, 2002 Pannon terminated its national roaming agreement with Vodafone. As Vodafone has no remedy available against such a unilateral decision, it has been forced to speed up its network roll-out campaign to close the coverage gap vis-a-vis its competitors.

By the end of 2003, the three digital mobile telecommunications service providers will have the same spectrum resources allocated to them both on the 900 and the 1800 MHz bands. By virtue of the Concession Contract amendment in 1999, the Minister agreed not to issue a new tender or otherwise license a new carrier for such services on these bands before December 31, 2002. This was subsequently provided for accordingly by the 2001 Act on Communication.

Westel is required to pay a HUF 11 billion concession fee, adjusted for changes in the HUF/USD exchange rate. The first installment of the concession fee, HUF 2,750 million was paid eight days after the modification of the 900 Concession Contract (November 1999). The second installment of HUF 2,750 million, adjusted for changes in the HUF/USD exchange rate, was paid eight days after the commencement of 1800 MHz service (November 16, 2000). The third installment of HUF 1,830 million, adjusted for the changes in the HUF/USD exchange rate, was paid on November 30, 2002. The remaining HUF 3,670 million, adjusted for the changes in the HUF/USD exchange rate, payable towards the use of the last 6 MHz block, is expected to be paid by December 31, 2003. Westel also pays an annual concession fee of USD one million since the commencement of the 1800 MHz service.

Frequency Fees.  In accordance with the 900 Concession Contract, the frequency fee payable to the Ministry consists of two parts: a frequency reservation fee and a frequency usage fee. Westel must pay the Hungarian government a frequency reservation fee of HUF 256 million per year for the nationwide reservation of one 8 MHz duplex frequency band (40 GSM duplex radio channel) in respect of the 900 MHz frequency band. This fee decreases in proportion to the percentage of the nationwide coverage of the service. Westel must also pay a frequency usage fee of HUF 200,000 per year for each GSM duplex channel and base station with a radio license. Pursuant to a new regulatory decree passed in December 2002, the former payment obligation, in respect of the frequency reservation fee, has been revoked. Westel also had frequency fee payment obligations for channels allocated in the 1800 MHz band. In 2002, based on a fairly complex calculation methodology set out in the Concession Contract, Westel paid HUF 60 million for the right to use the 6 MHz frequency band, plus HUF 74,264 million for the actual use of channels within that band. Both amounts were adjusted for the changes in the HUF/USD exchange rate. In total, in 2002, Westel paid a HUF 2,405 million frequency usage fee for all frequency usage in both the 900 and the 1800 MHz bands, adjusted for the changes in the HUF/USD exchange rate.

Tariffs.  Commencing January 1, 1998, Westel’s subscriber charges ceased to be regulated under the Pricing Act or ministerial decree and consequently ceased to be subject to the previously applicable price cap regime.

Roaming Agreements.  Westel may sign roaming agreements with other public mobile telecommunications service operators outside of Hungary in accordance with the rules of the GSM Association, an association of digital mobile cellular telecommunications service providers.

Interconnection.  If Westel receives a request for interconnection (to provide either network access or network interconnection) from another telecommunications operator, it is required under the Act on Communications and Government Decree 251/2001 (XII.18.) to enter into a contract, provided that such request is justified on both technical and economic grounds and the meeting of such request is not rendered impossible due to a scarce resource. The meeting of this obligation should be on a non-discriminatory basis.

In November 2002, the CAC designated Westel as having SMP in the relevant market of national interconnection. Westel, per statutory obligations, filed its cost calculation methodology and relevant cost/tariff data based on the mandatory LRIC model, as provided for by the law. Pannon was also designated by the CAC as having SMP in the same relevant market, but it chose to appeal the decision and refused to submit its cost data and LRIC model. In order to avoid a competitive disadvantage and to seek non-discriminatory treatment, Westel filed an official request with the CAC for a temporary staying order for the execution of the decision regarding the implementation of its SMP obligations until the final settlement of the judicial review initiated by Pannon. The court of first instance put a staying order on the execution of the SMP decision with respect to Pannon but this order was appealed successfully by the CAC. Assuming that Pannon will appeal the said decision at the Supreme Court, Westel filed a petition with the Municipality Court of Budapest, seeking remedies to restore the non-discriminative treatment by the CAC. Both above referenced cases are pending.

Westel has withdrawn the LRIC model, which it originally filed in December 2002, because the legal situation is unclear and no valid regulation is in place regarding LRIC model guidelines. Lack of any such guidelines means that equal treatment of market participants cannot be ensured. The Chairman of CAC informed Westel that the CAC accepted the withdrawal, however, the CAC must officially continue with the procedure as official one and gave Westel 30 days to file a new LRIC model. Westel filed an appeal against such decision on procedural grounds as the CAC has no right by law to continue the procedure as an official one.

Domestic Goods and Services.  Westel must use specified percentages of Hungarian goods and services. Westel currently satisfies these requirements.

Non-concessionary Services.  Westel is entitled to pursue the following non-concessionary activities without obtaining any further license:

•             other telecommunications services;

•             trade, repair and maintenance related to media and computer technology;

•             computer applications services;

•             measurement and security technology services;

•             general technical development services;

•             telecommunications research and development;

•             organization, development and general construction activity related to investment programs and building maintenance; and

•             telecommunications and other training courses.

Westel may not sell mobile subscriber equipment that is manufactured by a company in which Westel has an interest.

Termination.  The Minister has notified Westel that for the years 2000 and 2001 it had met its concession obligations. Westel also met its concession obligations for 2002, for which notification from the Minister is expected in the autumn of 2003. If an event of default occurs under the 900 Concession Contract, the Minister may issue a cure notice to Westel. Westel would then have 90 days to agree with the Minister on a plan of action for curing the default. If Westel does not reach an agreement with the Minister or if Westel does not cure any such default within an agreed period of between three to six months, the Minister may issue a notice terminating the 900 Concession Contract. Upon termination of the 900 Concession Contract, Westel would be dissolved under the Concessions Act.

Westel 0660

Pursuant to the concession contract, dated June 24, 1994 (the “0660 Concession Contract”), between the Minister and Westel 0660, Westel 0660 has the right for 15 years from October 15, 1990 to provide public NMT 0660 mobile telephony services in the 450 to 470 MHz frequency range in Hungary. The parties may agree to extend the Westel 0660 concession for a period of seven and one-half years.

Required Fees. Westel 0660 currently pays frequency reservation fees to the Telecommunications General Inspectorate of HUF 7.4 million per year for the 3.66 MHz duplex frequency range and HUF 20,000 per year for each 20 KHz duplex radio channel and base station with a radio license.

Tariffs.  Commencing January 1, 1998, Westel 0660’s subscriber charges ceased to be regulated under the Pricing Act or ministerial decree and consequently ceased to be subject to the previously applicable price cap regime.

Interconnection.  If Westel 0660 receives a request for interconnection (to provide either network access or network interconnection) from another telecommunications operator, it is required under the Act on Communications and Government Decree 251/2001 (XII.18.) to enter into a contract, provided that such request is justified on both technical and economic grounds and the meeting of such request is not rendered impossible due to a scarce resource. The meeting of this obligation should be on a non-discriminatory basis.

Domestic Goods and Services.  Westel 0660 must use specified percentages of Hungarian goods and services. Westel 0660 is currently satisfying these requirements.

Non-concessionary Services.  Westel 0660 is entitled to pursue the following non-concessionary activities without obtaining any further license:

•             other telecommunications services;

•             trade, repair and maintenance related to media and computer technology;

•             computer applications services;

•             measurement and security technology services;

•             general technical development services;

•             telecommunications research and development;

•             organization, development and general construction activity related to investment programs and building maintenance; and

•             telecommunications and other training courses.

Westel 0660 may not sell mobile subscriber equipment that is manufactured by a company in which Westel 0660 has an interest.

Termination.  The Minister may terminate all or part of the 0660 Concession Contract, if Westel 0660 does not fulfill its obligations under the contract. The Minister is also entitled to terminate the 0660 Concession Contract in the case of intentional and repeated violations of the contract. Termination could result from, among other things, Westel 0660’s failure to meet quality requirements or to pay fees or its refusal to satisfy an interconnection request of a telecommunications service provider. In addition, the Minister may terminate the contract if liquidation proceedings are instituted against Westel 0660 or if Westel 0660’s inability to satisfy the claims of its creditors adversely affects its ability to fulfill its concession obligations. Upon termination of the 0660 Concession Contract, Westel 0660 would be dissolved under the Concessions Act. The Minister notified Westel 0660 that for the years 2000 and 2001 it had met its concession obligations. Westel 0660 also met its concession obligations for 2002, for which notification from the Minister is expected in the autumn of 2003.

Competition Law Restrictions

Similarly to the Concession Contract, the Act on Communications and the Contract on Universal Service Provision in line with the Competition Act prohibit Matáv from the abuse of its dominant position in the market for public voice telephone services.

Under the Competition Act, a market participant is considered to be in a dominant position if, among other things, it may pursue economic activities substantially independent of other market participants, i.e., without the need to consider the market behavior of its competitors, suppliers, customers and other business partners.

During the concession period, until December 23, 2001, the Concession Contract specifically prohibited several practices. Matáv could not unjustly or unreasonably discriminate between, or extend unjust or unreasonable preferences to, similarly situated licensed operators or subscribers, including its affiliates. The rates and terms pursuant to which Matáv used the public telephone network for providing its own services had to be the same as those that it offered to other providers. Matáv could supply terminal equipment to customers but could not make the purchase or lease of such equipment a condition to obtaining any public telephone service or include the charge or fee for such equipment as part of the rates, fees or charges for any public telephone service.

According to the Act on Communications and the Competition Act, the service provider with SMP status shall provide services to other telecommunications service providers being in the same position on the same commercial terms, and these terms may not be less favorable than those offered to other service providers controlled by it or controlling it.

According to the Contract on Universal Service Provision, Matáv is obliged to provide subscribers in the same position reasonably similar treatment and to refrain from unfavorable distinction and/or unjustified advantage with respect to the conditions and fees of universal service provision.

The Competition Act generally prohibits the abuse of dominant position, including, among other things:

•             establishing purchase or sale prices unfairly in business relations, including the application of general contractual conditions, obtaining unjustified advantages in any manner or forcing another party to accept disadvantageous terms;

•             restricting production, distribution or technical development to the detriment of the consumer;

•             refusing without justification to establish or maintain appropriate business relations;

•             establishing prices at a level much lower than those of its competitors to force competitors out of or to prevent them from entering into a market;

•             hindering competitors from entering a market in any other unjustified manner; and

•             creating an unduly disadvantageous market situation for competitors.

EU Association Agreement and European Directives

In December 1991, Hungary signed an association agreement (the “Association Agreement”) with the members of the European Union. The Association Agreement was enacted into law in Hungary on January 4, 1994, and in April of that year Hungary applied for full membership in the European Union. On July 17, 1997, the European Commission recommended that Hungary be named as one of six countries then invited to begin negotiations for membership.

The Association Agreement provides for the harmonization of Hungarian legislation, including telecommunications and other legislation, with that of European Union member states. Hungary and the members of the European Union have agreed to:

•             exchange information regarding telecommunications policy statements and technical and other information;

•             organize seminars, workshops and conferences;

•             provide training and advisory services;

•             transfer technologies;

•             carry out mutual projects;

•             promulgate European standards, certificate systems and regulations; and

•             advance new communication methods, services and equipment.

European institutions have enacted numerous directives providing for an open and seamless telecommunications market within and among EU member states through liberalization and harmonization of member states’ laws. The seminal liberalization directive was adopted on June 28, 1990. It provided for the progressive liberalization of telecommunications services other than voice telephony, mobile telecommunications, telex and satellite communications. Other directives were thereafter adopted to liberalize satellite telecommunications services other than public fixed line voice services in October 1994, services provided over cable television networks in October 1995 and mobile services in January 1996. To complete the liberalization process, a March 13, 1996 directive (1) required the full liberalization, as of July 1, 1996, of the use of alternative infrastructures, such as telecommunications infrastructures of railways, for the provision of all telecommunications services other than voice telephony and (2) provided for complete liberalization of voice telephony and the provision of public telecommunications infrastructure as of January 1, 1998.

The EU New Regulatory Framework and its implementation into Hungarian Telecommunications Law

Under the current timetable, Hungary is expected to join the European Union on May 1, 2004 and, after such date, will be a member state without transitional provisions following the accession date. Hungary is thus required to comply with the EU Acquis Communautair, which requires it to adopt EU legislation as domestic law and to take EU legislation into account in applying its domestic law. EU legislation can take a number of forms. Regulations have general application, are binding in their entirety and are directly applicable to all member States. Directives are binding, but national authorities may choose the form and method of implementation.

Over the past fifteen years, the European Commission has opened the telecommunications markets to competition through a series of liberalization directives that gradually abolished the monopoly rights of state-owned telecommunications operators. Public voice telephony services became open to full competition in the majority of EU member states from January 1, 1998 and had been open to full competition in the United Kingdom before that date.

The European Union has adopted a number of directives and recommendations regarding open and efficient access to, and use of, public telecommunications networks and services. These are intended to harmonize technical interfaces, usage conditions and mandatory minimum service standards for all fixed-line users and to provide general framework for tariffs throughout the European Union. Specific measures have been adopted in a number of areas including licensing and interconnection. Additional obligations in relation to special network access, interconnection charging, accounting separation and cost accounting, publication and non-discrimination are imposed on operators, which are designated by the national regulatory authorities in the telecommunications sector (the “NRAs”) as having significant market power in a telecommunications market. A European Union regulation on unbundled access to the local loop entered into force in January 2001 and obligated telecommunication operators to provide full unbundled access to the copper paired wire and at the same time unbundled access to the high frequency spectrum (line sharing).

At the end of 1999, the European Commission initiated a review of the EU telecommunications regulatory framework that focused on the development of competition in the European telecommunications sector and the increasing convergence of media, telecommunications and information technology. In 2002, legislative measures were adopted. They consisted of a general framework directive and specific directives regarding:

•                  access to and interconnection of electronic communications networks;

•                  mandatory minimum service standards for all users (“universal service”) and users’ rights;

•                  authorization and licensing regimes;

•                  data protection and privacy; and

•                  decision on a regulatory framework for radio spectrum policy in the EU.

The new regulatory framework, in particular:

•                  Sets out the rights, responsibilities, decision-making powers and procedures of the NRAs and the EU Commission. This includes the NRAs’ obligation to submit to the Commission and the NRAs of other EU member states in draft form the regulatory measures that they intend to take with respect to market definition and significant market power and the EU Commission’s power to require NRAs to withdraw such drafts, if the EU Commission considers them to create a barrier to the single European market or to be incompatible with EU law.

•                  Identifies specific policy objectives that NRAs have to achieve in carrying out their responsibilities (namely, to promote an open and competitive European market for communications services, to promote the interests of European citizens and to consolidate the EU’s internal market in a converging technological environment).

•                  Provides that operators with significant market power in relevant communications markets will be subject to certain obligations as set out in the directives on universal service and access. Significant market power, a notion that includes cases where a company has market power individually or jointly with other companies, is defined on the basis of the concept of dominance as developed in the case law of the European Court of Justice and the Court of First Instance of the European Communities.

The European Commission issued a recommendation on relevant product and services markets in February 2003. The recommendation identifies certain markets having characteristics which may justify the imposition of regulatory obligations, e.g. relating to the cost-orientation of prices, transparency of information, non-discrimination between customers, accounting separation and mandated access to, and use of, network facilities. The EU Commission Recommendation refers, among others, to:

•                    the retail markets for access to the public telephone network at fixed location and publicly available local and/or national telephone services (both separately for residential and non-residential customers);

•                    the wholesale markets for call origination as well as call termination and transit in the fixed public telephone network;

•                    unbundled access to the local loop; and

•                    wholesale broadband access.

In the area of mobile communications, the framework directive contains:

•                    the wholesale market for access and call origination on public mobile telephone networks;

•                    markets for call termination on individual public mobile telephone networks; and

•                    the national wholesale market for international roaming services on public mobile telephone networks.

The EU Commission will regularly carry out a review of the recommendation on relevant markets.

The Act on Communications and related executive Decrees are subject to modification in relation to harmonization with the New EU Regulatory Framework for Telecommunications. The regulatory review, the so called “Tellex project”, ordered by the Ministry is focusing on the following areas: EU harmonization and competition; Internet regulation; universal service obligation regulation; cost accounting and price regulation; carrier selection, unbundling, number portability regulation; and institutional issues. The Tellex project started on January 15, 2003 and will end with proposals for the decision makers by May 15, 2003. The government is planning to present the bill for voting in the fourth quarter of 2003 with the provisions of the bill entering into force step by step from January 1, 2004.

Due to the early state of the implementation discussion it is yet not possible to predict the transformation of the new EU regulatory framework into the Act on Communications and thus foresee the regulatory consequences for Matáv’s business.

Whether any reduction or extension of regulatory burdens, which could have a material negative impact on the financial position or results of operation of Matáv, will occur will largely depend on the manner in which the directives are implemented in member states, i.e. in Hungary and the manner in which the concepts of the new framework are applied by the EU Commission, NRAs and the European Regulators Group. The European Regulators Group is a newly established body composed of representatives of NRAs, which will play an important role in assisting the Commission in the process of harmonizing the application of the new EU regulatory framework in the EU member states.

Broadcasting and Transmission

Broadcasting and transmission are governed by the Media Act, the Frequency Act, the Act on Communications and the Concessions Act. Under the Media Act, the National Radio and Television Board (the “NRTB”) has primary authority for issuing tenders for broadcasting contracts and registering other broadcasters and transmitters.

National and regional television and radio broadcasting or broadcast “distribution” to local operators generally required concessions under the Telecommunications Act and could be carried out on the basis of a program distribution contract in accordance with the Media Act between the NRTB and the distributor. The Act on Communications does not change the former regulation. Frequencies are assigned under the terms of the Frequency Act. Entities registered as program distributors are permitted to transmit the broadcasts of third parties to subscribers through a cable transmission network.

The Media Act restricts Matáv’s further expansion in the program distribution sector. Under the Media Act, a party holding a controlling share in a program distributor, including a cable television company, may not acquire a controlling share in another program distributor. The Media Act defines a “controlling interest” in any entity to include a more than 25 percent economic or voting interest in the entity or contractual or other arrangements giving the holder a controlling influence over the entity.

In its 1999 amendments to the Telecommunications Act, the Hungarian Parliament approved restrictions on infrastructure relating to program distribution, which is now reinforced in a more stringent way in the Act on Communications. As a result, Matáv Rt. and its subsidiary MatávkábelTV, which was founded with the aim of providing program distribution services, can not establish, lease or acquire disposal rights over any cable network suitable for program distribution parallel to Matáv Rt.’s public telecommunications network, except in settlements with populations of less than 30,000. This restriction only prevails until January 1, 2004.

Pricing

Regulatory Framework

In accordance with the Pricing Act, as modified by the Act on Communications, the Minister, acting in agreement with the Minister of Finance, is responsible for regulating maximum tariffs for voice telephony services provided by companies with SMP, maximum tariffs for PSTN access to the Internet and maximum tariffs for universal services. Tariff regulation in Hungary is based on the price-cap method in case of tariffs for voice telephony and universal services and there are fixed maximized tariffs for PSTN access to the Internet.

As of February 1, 2002, fixed line tariffs and entrance fees are regulated by one common decree, the 2002 Fixed Line Tariff Decree. The 2002 Fixed Line Tariff Decree extended the validity of tariffs set in 2001 until June 30, 2002, with the exception of subscription fees, for the first time including fixed to mobile tariffs. Subscription fees were uniformly increased by four percent as of February 1, 2002. After June 30, 2002 fixed line tariffs were allowed to be changed in accordance with the price cap rules stipulated by the 2002 Fixed Line Tariff Decree. The only exceptions were the residential main line subscription fees that could be increased by three percent and local usage fees that could be increased by an average of five percent as of July 1, 2002.

The 2002 Fixed Line Tariff Decree set forth price regulation rules for three years in advance, from 2002 to 2004. The Decree determines the price cap formula that has to be calculated by reducing the forward-looking CPI (set by the Government) with the three percent productivity factor set by the 2002 Fixed Line Tariff Decree. An important change in price cap regulation stipulates that the aggregate price index includes all the prices and discounts set in the various tariff packages offered by Matáv to residential and business customers. In consequence, the changes in list prices alone are not relevant any more for determining whether Matáv has met the price cap regulation rules or not. Matáv will have to meet price cap regulations on an annual level as checked by the National Regulatory Authority at the beginning of the following year.

Tariffs for PSTN access to the Internet.  As of January 1, 2002, tariffs for PSTN access to the Internet are regulated by the Decree 30/2001 (XII.23.) MeHVM on “Charges for PSTN Access to the Internet and Share of Fee to be Transferred to ISP by Telecommunications Service Provider in case of Providing PSTN Access to the Internet Service” (the “2002 Internet Tariff Decree”). By the 2002 Internet Tariff Decree, revenue sharing with ISPs also entered into force: a share of the fee billed to the customer –30 percent in peak time and 10 percent in off-peak time – has to be transferred to ISPs. In case of flat rate Internet access – if available – 13 percent of the fee has to be transferred to ISPs.

Interconnection Fees.  From December 23, 2001 the interconnection tariffs are no longer regulated by itemized price regulation but according to the cost calculation methodology. According to the Act on Communications, the SMP operators could use FAC methodology for calculating interconnection tariffs until January 1, 2003. Since then the LRIC methodology has to be applied. The application of FAC methodology was regulated by Guidelines 1/2002 (I.11). The regulation about LRIC cost calculating methodology has not yet been published. The cost-based unbundling and interconnection tariffs have to be approved by the Arbitration Committee. The reference offers must contain the approved tariffs.

Network Access Fees.  The network access fees are not regulated. The Act on Communications only prescribes that network access fees have to be set in a controllable way by objective criteria, following the principals of transparency and non-discrimination.

Fixed Line Tariffs

Tariffs for fixed line telephony services consist of a one-time entrance fee, monthly subscription fees and usage charges.

Entrance Fees

Entrance fees are based upon costs of installation and the general development of Matáv’s network. The 2002 Fixed Line Tariff Decree gives service providers the right to collect an additional fee for providing connections in rural areas of up to 50 percent of the costs incurred, if the entrance fee does not cover the direct costs of the service provider. Entrance fees and subscription charges, but not usage charges, are differentiated by customer type: business and residential. Matáv may provide discounts from the published charges but may not exceed any published charge.

Subscription Fees and Usage Charges

Fixed line subscription fees and usage charges are regulated under an aggregate price cap. In 2001, the aggregate price cap was set by reference to the forward-looking consumer price index as forecasted by the Government in the Budget Act for 2001. After taking into account a 2.9 percent productivity factor to which Matáv Rt. is subject and a 2.9 percent correction factor, Matáv Rt.’s aggregate price cap for tariff increases in 2001 under the principles set forth in the Decree 1/2001 (I.26.) MeHVM (“the 2001 Fixed Line Tariff Decree”) was six percent. The correction factor was applied in order to compensate for the under-estimated consumer price index defined by the government as six percent for 2000, while the relevant October to October index was 10.9 percent. The correction factor was two-thirds of the difference. At the same time the 2001 Fixed Line Tariff Decree limited the residential consumer telephony price index, measured by the Central Statistical Office, to be six percent, equal to the forecasted forward-looking consumer price index. It was also stipulated that in case the real August residential consumer telephony price index had exceeded the permitted level (six percent), the tariffs would have had to be decreased in order to fulfill the price index requirement.

Matáv Rt. complied with the residential price cap of six percent in 2001 as verified by the Central Statistical Office, therefore it was not subject to any tariff reduction.

In the 2002 Fixed Line Tariff Decree an aggregate price cap is set by reference to the forward-looking consumer price index forecasted by the Government, decreased by the productivity factor, and is increased, if necessary, by the correction factor. The correction factor should only be applied in cases where the real consumer price index differs from the estimated figure by at least one percent. In such a case the correction factor is two-thirds of the difference between the estimated and the actual figure. The Minister increased the productivity factor to three percent from 2002. For 2002 the aggregate price cap has been set at four percent. The residential price cap is no longer distinguished. Tariff rebalancing is regulated by allowing a two-step increase of the residential main line subscription fee in 2002 (four percent as of February 1 and three percent as of July 1) and setting an annual increase of a maximum of ten percent in 2003 and 2004 as compared to the average rate of the base year. Tariff rebalancing is also restricted by setting a maximum of five percent increase for local usage fees in 2002 as compared to the average rate of the base year, which is lifted to six percent in 2003 and 2004. At the same time, Decree 1/2002 (I.11.) MeHVM on “Costing Methodology of Network Services” introduced an access deficit financing regime according to which an access deficit surcharge of maximum HUF two per minute could be applied on all call origination and termination traffic until December 31, 2004. However, Decree 3/2003 (II.7.) IHM reduced the access deficit surcharge for Matáv to maximum HUF one per minute as of February 15, 2003. According to the modified decree the access deficit surcharge can be applied until December 31, 2003. This access deficit financing regime helps to reduce the potential losses due to incomplete rebalancing.

The following table sets forth changes in public fixed line subscription fees and usage charges for 2002 as established under the 2002 Fixed Line Tariff Decree.

Basket	Percentage Change

Subscription fees	4.64
Local and Zone 1 and Zone 2 (Budapest metropolitan area) charges	1.62
Zone 3 and international charges	(0.13)

As of July 1, 2002 Matáv introduced a new international tariff structure as an important step of price changes within the liberalized market conditions. Matáv carried out price increases allowed by price regulation on September 1, 2002. The residential main line subscription fee was increased by three percent (the maximum increase allowed by regulation), while local usage list prices were changed (minute fees increased, the call set-up charge decreased) in such a way that, taking into consideration discount package prices, the overall increase would not exceed the regulated limit of five percent. The list prices of national and international long distance fees as well as fixed to mobile tariffs were not changed. As a result of the approval of varying termination fees in the reference interconnection offers of local telecommunications operators, Matáv introduced different long distance minute fees depending on which local operator’s network the call is terminated.

Although Matáv Rt. fixes local and national usage charges separately for each of two time periods, it does not differentiate international charges by time of day. Decree 31/1998 (XII.23.) KHVM (“the 1999 Fixed Line Tariff Decree”) also introduced time-based billing. Under this system, the usage charge is composed of a call set-up and a second-based usage charge. In 2002, the list price of the call set-up charge changed from HUF 3.80 to 3.40 per call on September 1, exclusive of VAT, and is independent of the tariff zone or time period of the call.

As of February 1, 2003, Matáv introduced price changes for 2003 based on the price cap regulation included in the 2002 Fixed Line Tariff Decree. Matáv continued rebalancing by increasing subscription and local fees even though, with due regard to market conditions, it did not fully realize the price increase allowed by regulation. The residential main line subscription fee and local usage fees could have been increased in 2003 by less than ten percent and by an average of six percent, respectively. Matáv, however, increased the residential main line subscription fee by 4.2 percent and local usage fees also by an average of 4.2 percent. The tariffs of Zone 2 peak time calls terminated in the networks of the various local telecommunications operators were increased by an average 19.6 percent. The list prices of national and international long distance fees as well as fixed to mobile tariffs were not changed. However, due to restructuring the international tariff zone structure, international usage fees experienced a significant reduction of 10.2 percent as many important countries were reallocated to a cheaper international tariff zone. The call set-up charge was further reduced to HUF 3.20, exclusive of VAT.

The above price indices have been calculated in line with the traditional historical weighing methodology. The NRA has not yet, however, determined the price index control methodology. Therefore, future changes are possible in the above figures due to the possible modification of the methodology.

Internet tariffs

As of January 1, 2002, the maximized minute based tariffs for PSTN access to the internet are HUF 4.88 in peak time and HUF 2.60 in off-peak time exclusive of VAT. This represents 19 percent decrease in peak time and 13 percent decrease in off-peak time compared to 2001 tariffs. From these per minute fees 30 percent in peak time and 10 percent in off-peak time has to be transferred to ISPs. Matáv withdrew its flat rate PSTN access to the Internet packages as of July and August 1, 2002 and introduced new ones as of August 1, 2002. There is one package that contains 15 hours of off-peak time PSTN access to the Internet for HUF 1,240 exclusive VAT and another one that contains 40 hours of off-peak time PSTN access to the internet for HUF 3,200 exclusive VAT.

At the same time, Matáv introduced a special night-time PSTN access to the Internet tariff of HUF 0.40 per minute exclusive VAT and valid every day from 0 to 7 a.m. As of March 1, 2003, Matáv launched a new package that contains 100 hours of off-peak time PSTN access to the Internet for HUF 7,000 exclusive VAT.  At the same time, Matáv also introduced the wholesale version of these off-peak time PSTN access to the Internet packages: the 15 hour package for HUF 892.8 exclusive VAT, the 40 hour package for HUF 2,304 exclusive VAT, the 100 hour package for HUF 5,040 exclusive VAT. New wholesale PSTN access to the Internet minute tariffs were also set at HUF 2.83 for peak, HUF 2.03 for off-peak and HUF 0.31 for night-time. State subsidy for consumer prices in above mentioned packages is secured for Matáv for every retail and wholesale 10, 40 or 100 hour package sold in a maximized total amount of HUF 800 million exclusive VAT in 2002 and HUF 1.92 billion exclusive VAT in 2003.

Leased Line Fees

Since Matáv’s concession ended in the area of leased lines required for interconnection, leased lines that had formerly been regulated became unregulated in 2002. On the leased line market, however, Matáv has been declared as a company with significant market power in 2002, and as a result, in line with the Telecommunication Act, submitted a Reference Leased Line Offer (as a modification of MARIO) for approval to the CAC on December 9, 2002. The prices of the services to be included in the Reference Offer have to be based on the LRIC methodology.

Interconnection fees

The Act on Communication, the Ministerial Decree 1/2002 (I.11.) MeHVM on “Costing Methodology of Network Services”, the Government Decree 251/2001 (XII.18.) on “Network Interconnection Agreements” and the Government Decree 250/2001 (XII.18.) on “Carrier Selection” have changed the principles of interconnection and interconnection fees.

Interconnection fees of an SMP on the interconnection market have to be cost-based. Until December 31, 2002, FAC methodology of costing could be used. The methodology and the cost of capital to be applied by the service provider for calculating the unit cost is set in the Decree 1/2002 (I.11.) MeHVM on “Costing Methodology of Network Services”. In 2002 the regulated cost of capital rate was 19 percent.  The cost of capital rate is expected to be modified in May 2003.

SMPs are obliged to prepare reference offers for interconnection and local loop unbundling and to provide these services when there is a request for them by other telecommunications service providers. Matáv handed in its reference unbundling offer first on October 4, 2001 and a second version on December 21, 2001. The latter one was approved by the CAC on February 28, 2002. Matáv submitted its first reference interconnection offer on January 22, 2002 and a second version was submitted on April 26, 2002. The latter one was approved by the CAC on July 18, 2002. The following table shows the approved interconnection usage fees.

Interconnection services *	peak HUF/min	off peak HUF/min

Local origination	5.44	2.03
Regional origination	6.46	2.41
National origination	8.32	3.11
Local termination	5.07	1.90
Regional termination	6.09	2.27
National termination	7.95	2.97

* exclusive VAT and access deficit surcharge

In 2002, a surcharge of maximum HUF 2 could be applied in cases of interconnection traffic services in order to compensate for local access deficit. This extra charge could be applied both for call origination and call termination. From February 15, 2003 Matáv can apply a surcharge of HUF one, according to the Decree 1/2002 (I.11.) MeHVM as modified by Decree 3/2003 (II.7.) IHM.

Existing network interconnection contracts with LTOs and mobile operators remain in force until modification that can be initiated by any of the contracting parties. Interconnection agreements signed before the approval of the 2002 RIO should be modified retrospectively.

From January 1, 2003, the methodology of LRIC have to be used for determining the cost based prices of local loop unbundling and interconnection services. In line with the Telecommunication Act, Matáv submitted its modified reference local loop unbundling (“LLU”) and interconnection (“IC”) offers for approval on November 5, 2002. The CAC rejected the reference IC offer on January 24, 2003 and the reference LLU offer on February 3, 2003. Matáv filed the modified reference IC offer on February 28, 2003 and the modified reference LLU offer on March 12, 2003. The approval process is ongoing. After the approval of the LRIC based Reference Interconnection Offer (“RIO”) tariffs, the interconnection agreements should be modified according to the CAC decision in line with the existing bilateral agreements. The CAC decision is expected to take effect retrospectively as of January 1, 2003.

Network access agreements between Matáv and ISPs

ISPs and Matáv have to sign network access contracts to secure access to ISPs services for Matáv subscribers. Beside the already signed network access contracts, still existing subscriber contracts with ISPs remain in force until the new network access contracts are signed if - according to the Government Decree 251/2001 (XII.18.) on “Network Interconnection Agreements” modified by Government Decree 42/2003 (III.27.) - ISPs provide an offer to Matáv until April 30, 2003 to modify the subscriber contract for a new network access contract. Otherwise the subscriber contracts expire on June 30, 2003. The conditions applied in the new access contracts have to be in line with legal requirements (network access fees have to be set in a controllable way by objective criteria, following the principals of transparency and non-discrimination) and terms and conditions of the existing subscriber contracts.

Reverse charging agreements between Matáv and ISPs

In November 2001, Matáv started to sign reverse charging agreements with a number of ISPs. According to these agreements, customers pay their telecommunications bills for Internet usage to the ISPs instead of paying directly to Matáv. This new scheme allows ISPs to form various fee-packages based on their customers’ needs.

ORGANIZATIONAL STRUCTURE

At December 31, 2002 the principal operating associates, joint ventures and subsidiaries of the Company were as follows:

Associates / Joint ventures	Group interest in capital	Activity
Hunsat Magyar Űrtávközlési Koordinációs Egyesülés	50.00%	VSAT satellite communications
Magyar RTL Televízió Rt.	25.00%	Television broadcast company

Subsidiaries	Group interest in capital	Activity
Axelero Rt.	100.00%	Internet service and content provider
Emitel Rt.	100.00%	Local telecommunications operator
InvesTel Rt.	100.00%	Cable TV holding
Makedonski Telekommunikacii AD (MakTel)	44.11%	Macedonian telecommunications company
Matávcom Kft.	100.00%	Solutions for business customers
MatávkábelTV Kft.	100.00%	Cable television operator
Stonebridge A.D.	86.46%	Macedonian holding company
Westel Rádiótelefon Kft	100.00%	Cellular telephone services
Westel Mobil Távközlési Rt	100.00%	GSM digital cellular telephone services

Makedonski Telekommunikacii AD and Stonebridge AD are incorporated in Macedonia. All other companies listed are incorporated in Hungary.

PROPERTY, PLANTS AND EQUIPMENT

Description of Property

As of December 31, 2002, Matáv’s property, plants and equipment had a total net book value of HUF 645,087 million.

Matáv has one of the largest real estate portfolios in Hungary with an aggregate net book value at December 31, 2002 of HUF 95,392 million. The Company uses substantially all of these properties for telecommunications installations, computer installations, research centers, service outlets and offices. Matáv also has a number of operating lease contracts for properties.

Due to the consolidation of various operations, the conversion to digital switches and ongoing staff reductions, Matáv anticipates that a substantial portion of its owned and leased properties will not be necessary to its core business in the future. Consequently, the Company reduced its net real estate occupancy costs by terminating all of its real estate finance lease contracts in 2000. The Company intends to sell or rent its surplus owned properties.

In the fourth quarter of 1999, the operations of Matáv’s total real estate portfolio were outsourced to Trammell Crow-Wallis, a real estate management and consulting company. On January 1, 2003, the operative part of real estate development, investment and area management of Matáv was outsourced as well to Trammell Crow-Wallis.

The aggregate net book value of Matáv’s technical equipment and machinery, which primarily consists of switches, communication towers, and other telecommunications equipment, at December 31, 2002 was HUF 486,539 million.

INFRASTRUCTURE AND TECHNOLOGY

Over the past three years, Matáv has sought to rapidly build out and modernize its network to enable the Company to offer a broad portfolio of technologically advanced products and services. Matáv expects gross additions to tangible and intangible assets to be approximately HUF 90 billion in 2003. The Company expects an increasing proportion of capital expenditures to be devoted to high-growth areas, such as mobile telecommunications, data transmissions and Internet.

Modernization of Switches and Exchanges.  The Company has rationalized its switching architecture to increase the operational efficiency of its network. Due to the migration towards more valuable services, the ratio of old type exchanges has been diminishing. The preparations for the liberalized telecommunications market included the major upgrading of Matáv’s PSTN/ISDN platform. As a result of the development Matáv subscribers can now use the telecommunications network of other operators to make national and international calls, and the network of Matáv can also be accessed by subscribers of other carriers for similar calls. The further upgrade of the platform is in the preparatory phase. When the development is completed, it will be possible for the subscribers to keep their original phone number even if they change their telecommunications carrier. In addition, the subscribers are allowed to use services offered by other carriers for their domestic and international calls.

The Company continues to digitalize its local networks. At December 31, 2002, 87.1 percent of Matáv’s exchange capacity was digital, compared to 79.0 percent at December 31, 1999. Each of the Matáv concession areas is served by a digital primary exchange. Digitalization permits a broader range of services and generates operational cost savings. Digitalization is also a prerequisite for providing ISDN services. The number of local exchanges capable of providing ISDN services has increased considerably and the number of ISDN channels grew from 114,466 at December 31, 1999 to 511,326 at December 31, 2002. On the basis of the ISDN infrastructure, Matáv’s network supports switched high quality Internet access and packet switched data transmission for ISDN subscribers. The medium-term plans include moderate ISDN capacity extensions and embody Matáv’s intention to respond to the requirements of the liberalized market.

Expansion of Access Networks.  In 2000, the market for new access lines had been largely saturated, although there has been an increase in demand for more valuable services. At the end of 2000, Matáv introduced its new broadband access services – based on ADSL and ATM technologies – providing faster access to the Internet. The ADSL transmission system provides high speed digital access to any data network over existing copper wires without interruption of Plain Old Telephone System (“POTS”)/ISDN2 services. In 2002, Matáv enhanced broadband access services and introduced new products based on ADSL and other xDSL technologies, such as web based service selection. At the end of 2002, approximately 34 thousand customers were using ADSL lines for connection to the Internet. By the end of 2002, in principle more than 1.4 million analog and ISDN2 Matáv subscribers could have had an access to ADSL service.

In 1996, the Company began to employ radio-linked subscriber lines (RLL) in the 900 MHz band. As part of the introduction of the DCS 1800 mobile system, in 1999 the Ministry required Matáv to exit part of its 900 MHz frequency bandwidth before the expiration of its license. In compliance, Matáv removed its analog RLL system from Budapest by August 31, 1999. At December 31, 2002, the Company still provided services for approximately 22,000 RLL subscribers. Matáv introduced fixed GSM technology in March 2000 to replace the analog RLL system. The fixed GSM uses the existing GSM mobile network for PSTN service provision by employing wall-mounted fixed GSM terminals. Matáv uses fixed GSM technology primarily for low-end customers in rural areas without fixed network access as well as to quickly provide services, on an interim basis, when new subscriber demands cannot be satisfied immediately with existing fixed line infrastructure. By the end of 2002, the number of fixed GSM subscribers in Matáv’s access network was approximately 85,000.

Matáv uses fiber optic cables in its fixed line local loop networks, with approximately 300,000 64 Kb/s equivalent channels connected to subscribers at the end of 2002. The Company installed a substantial portion of the local network fiber optic cable in Budapest, where segments of the old cable were in poor condition and where Matáv believes the demand for high capacity and quality transmission will be the greatest (e.g. shopping malls, industrial parks, etc.). Matáv plans to extend its local fiber optic network both inside and outside Budapest to cover new, mainly business demands in existing areas.

CityNet.  CityNet is an overlay network for large cities that connects Matáv nodes and key business customers with optical cables. It provides access to business communications services of Matáv. By the end of 2002 more than 220 km of optical cable was installed in Budapest connecting 263 customers. Outside Budapest approximately 80 km of optical cable was also installed connecting 87 customers. This network typically provides ISDN30, MLLN, HSLL and ATM-based services. By the end of 2002, Matáv had installed approximately 50 km of optical cables in four cities, for data communication purposes, reaching more than 120 customers in LTO areas.

In the next three years about 50 km of new optical cable is expected to be installed outside Budapest to connect about 50 customers. In Budapest about 60 new customers are planned to be connected to the existing network. New CityNet products are also expected to be introduced. In 2003, the implementation of a new Ethernet-based metropolitan core network will be launched.

Managed Leased Line Network (“MLLN”).  Matáv has established its n*64kbps speed digital managed telecommunications network in 1996. The continuously growing network provides the platform for the managed leased line services (Flex-Com), frame relay services (Frame-Flex) and leased line access for the IP-VPN services as well as the X.25 (Datex-P) service of Matáv. MLLN is a homogeneous, very reliable network managed by a central management system. MLLN platform provides practically full coverage for business customers in Matáv areas. In 2003, Matáv plans to introduce cost efficient MLLN access offerings.

Backbone Network.  Matáv has a digital fiber optic national long distance network that connects local primary area networks. The Company has implemented DWDM technology and SDH systems in both the national long distance and Budapest networks. The countrywide DWDM backbone network, installed in 2001, provides high capacity (maximum 64 times 10 Gb/s) in the most important nodes of Hungary, as well as in international directions. In addition to cost advantages, SDH systems provide a flexible transmission infrastructure with automatic transmission paths. Matáv installed additional routes of optical cable and SDH systems in the long distance network during 2002, increasing both network availability and transmission capacity. As of December 31, 2002, Matáv had 4,450 km of backbone optical cable network.

Internet Core Network.  Matáv introduced public Internet access service in 1997. The underlying router network, which was initially based on MPLS over ATM technology, has been upgraded to a multiservice MPLS backbone in 2000. In order to support traffic expansion driven by broadband growth, Gigabit Switch Routers utilizing Wavelength Division Multiplexing (“WDM”) capacities have been deployed in 2002 in the most critical locations. The network has several access options (dial-up, leased line, broadband /xDSL, CATV/) with PoPs in each primary area in Hungary. Available services include IP-VPN (scalable interconnection for corporate sites), Virtual Private Dial-up Network and wholesale Internet services for ISPs. Recent developments include IP-based Integrated Voice and Data (“IVD”), IPSec and xDSL access to VPNs. Matáv plans to install additional Gigabit Switch Router nodes, thus creating a pure IP/MPLS over WDM/SDH backbone as well to support new capabilities and services and to increase the bandwidth available for IP services in the future.

Intelligent Network.  The Company launched the first set of IN services in 1998, including shared cost and toll free numbers, televoting and virtual card calling. In 2000, Matáv introduced prepaid card calling services as well. In 2001, new features were added to the prepaid application, thus a new tariff package was introduced for residential customers. Recharging of accounts can be done via bank automats. In 2002, we introduced new services such as Audiofix, to support the increasingly popular media games. We upgraded the existing Freephone Number services by user-specific routing trees. Matáv plans to develop new IN based services and to enhance and expand its existing services in the future.

Asynchronous Transfer Mode.  Matáv introduced the first public network in Hungary based on ATM technology in 1999. Based on this technology, high speed LAN-Flex, Cell-Flex and WAN-Flex services are provided commercially. LAN-Flex offers local area network interconnection service, while Cell-Flex offers a high-speed data transmission service. Both services provide flexible bandwidth delivery. In addition WAN-Flex service provides 2 Mbit/s TDM link to connect PBXs of subscribers. ATM is also the connectivity network concentrating xDSL traffic towards the IP backbone. Matáv intends to launch cost-effective ATM concentrators and subscriber units.

Network Quality.  Investment in the network, particularly in modernization initiatives, has led to significant improvements in network quality. For instance, Matáv has reduced the percentage of faults per main line per year from 14.82 percent in 2000 to 10.75 percent in 2002 and has reduced the call failure rate for national calls from 0.67 percent to 0.35 percent over the same period. The Company has also cut downtime per main line per year from 1.60 hours in 2000 to 1.07 hours in 2002. Modernization, particularly the digitalization and rationalization of Matáv’s switching architecture, has also contributed to increases in the productivity of its employees.

INFORMATION TECHNOLOGY

Matáv has dedicated significant resources to improving its information technology systems. Matáv believes that the continuing development of these systems is essential to improving customer service and the efficiency and productivity of its employees.

Matáv’s nationwide operational support system integrates the following elements:

•                  billing;

•                  automated call collection;

•                  network traffic management;

•                  work force and work flow management;

•                  element, network and service management (configuration, alarm management, SLA management); and

•                  process controlled technical inventories.

This operational support system permits Matáv to offer itemized billing, to bundle products and services in tariff packages and to generate a single bill for customers with multiple locations. Automated call collection maintains customer billing information and improves tracking of traffic. Network traffic management facilitates to significantly reduce traffic (and revenue) losses caused by unexpected traffic situations or technical outages, and in this way keeping the service level as near to the required values as possible.

Matáv has embarked on a number of other information technology initiatives designed to monitor and improve the efficiency of its network and increase employee productivity. A switched network operations and management system facilitates the centralized management of services, switches, network and signaling.

In 1997, Matáv began implementing the network repair and provisioning system to improve the quality of its service while reducing costs. The Company implemented a remedy based Work and Force Management System (“WFMS”), a new testing system for its access network and for POTS and ADSL services, and a new Automatic Call Distributor (“ACD”) to establish call centers receiving customers’ requests and complaints. The deployment of the test system, the ACD and the call centers was completed in the second quarter of 1999. The countrywide roll out of the WFMS was completed in 2000. Matáv has implemented a new technical inventory platform (Xng) for supporting the activities of network resources and capacity management.

ITEM 5 — OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read together with the consolidated financial statements, including the accompanying notes, included in this annual report. The consolidated financial statements, the accompanying notes as well as the discussion of results presented below have been prepared in accordance with IFRS. IFRS differs in certain respects from U.S. GAAP. For a discussion of the principal differences between IFRS and U.S. GAAP as they relate to the Company, see Note 32 to the consolidated financial statements. Revenues and operating expenses discussed under “— Results of Operations — By Segment” do not reflect intersegment eliminations.

Matáv’s results of operations and its medium-term prospects should be considered in light of a number of rapid and fundamental changes occurring in both the Company and the environment in which it operates:

•                  Market Liberalization. The Company’s exclusive rights to provide domestic and international long distance service throughout Hungary ended in December 2001. Its exclusive rights to provide fixed line local service in 31 local concession areas ended in December 2001 and in its five local concession areas ended in May 2002. Emitel, Matáv’s fully owned subsidiary, had exclusive rights in an additional three concession areas through November 2002.

•                  Interconnection Fees.  From December 23, 2001 the interconnection tariffs are no longer regulated by itemized price regulation but according to the cost calculation methodology. The cost-based unbundling and interconnection tariffs have to be approved by the CAC. The reference offers contain the approved tariffs. See “Item 4 - Regulation and Pricing”. Matáv is in the process of concluding interconnection agreements with other fixed line and mobile service providers based on its approved reference offers.

•                  Taxation.  The Company benefits from reduced corporate income tax. Through 1998, Matáv Rt. and Westel qualified for a 100 percent allowance. From January 1, 1999, Matáv Rt. has been utilizing a reduced allowance of 60 percent for a maximum possible five years (resulting in an effective tax rate of 7.2 percent). From January 1, 1996 through December 31, 1999, Westel 0660 utilized a reduced allowance of 60 percent. Management believes that the conditions underlying the reduction in income tax will continue to be met by Matáv Rt. As a result of Matáv’s acquisition of the remaining 49 percent of Westel, foreign ownership fell below 30 percent, hence Westel lost its 60 percent reduction in income tax as of December 21, 2001.

•                  Inflation.  Annual inflation in Hungary, as measured by changes in the consumer price index, averaged 9.8 percent in 2000, 9.2 percent in 2001 and 5.3 percent in 2002. The nominal increase in Matáv’s revenues over this period is partly due to the effects of inflation and corresponding adjustments in tariffs, although many of Matáv’s tariffs have fallen in real terms and are beginning to decline in nominal terms as well. The increase in nominal terms of many of the Company’s costs is also attributable to inflation.

•                  Devaluation.  In recent years, the Hungarian Forint has been subject to significant devaluation. Until October 2001, the Hungarian Forint was devalued by a fixed monthly percentage against a currency basket. Devaluation can result in both realized and unrealized foreign exchange losses relating to non-Hungarian Forint denominated liabilities. These losses are included in net interest and other charges relating to the Company’s foreign currency denominated indebtedness.

OPERATING RESULTS

Results of Operations — Total

Basis of presentation

In March 2000, Deutsche Telekom finalized the purchase of MediaOne’s interests in mobile operations in Central and Eastern Europe including MediaOne International B.V. which owned 49 percent of Westel and 49 percent of Westel 0660. At the same time the Company was granted an option to purchase the 49 percent holdings in Westel and Westel 0660 from Deutsche Telekom during the fifteen-month period ending September 2001. On December 21, 2001 the Company became a 100 percent owner of both Westel and Westel 0660. The final purchase price included HUF 226,750 million (EUR 920 million), paid in December 2001, financed by a loan from DT, plus HUF 11,515 million paid in 2002, equal to 49 percent of the amount of dividends declared by Westel for the year 2001.

The Company was controlled by DT so this was a transaction between parties under common control. The financial statements have been restated as if the Westels were wholly owned subsidiaries of Matáv since March 23, 2000, the date when DT acquired 49 percent of the Westels. The consideration for the Company’s acquisition of the Westels was financed by a loan from DT. The loan agreement was completed on December 20, 2001. The book value of the Company’s additional share of net assets (including goodwill and other intangibles) of the Westels on March 23, 2000 has been presented as an increase in equity at December 31, 2000 (HUF 252,408 million).

The impact of the restatement was to increase the amortization of intangibles by HUF 16,780 million in 2000 and HUF 16,411 million in 2001, increase deferred tax credit by HUF 456 million in 2000 and reduce deferred tax charge by HUF 26 million in 2001 and decrease minority interest in the income statement by HUF 14,213 million in 2000 and HUF 23,738 million in 2001. The minority interest in Westel and Westel 0660 was eliminated and considered as part of group net income both for 2000 and 2001.

Matáv has reviewed the classification of its data transmission products and based on this review, the leased lines and data transmission category has been redefined effective January 1, 2002. International incoming revenues relating to data transmission products, reported in international traffic revenues earlier, have been reclassified into data transmission. Cable television revenues, reported in data transmission earlier, have been reclassified into other services. Various ISDN charges, reported in data transmission in prior year reports, have been reclassified into subscriptions, connections and other charges. The Company has reclassified prior period revenue lines as well according to these new definitions.

Total Revenues

Matáv’s total revenues grew by 32.4 percent from 2000 to 2002. Matáv’s total revenues amounted to HUF 445,945 million in 2000, HUF 547,735 million in 2001 and HUF 590,585 million in 2002. Increases in revenues from fixed line telecommunications services have been driven by increases in monthly subscriptions tariffs, growth in leased line and data transmission revenues and the introduction of new products and services. Revenues from mobile telecommunications services grew by 63.9 percent from 2000 through 2002 driven by a rapid increase in the mobile subscriber base. Total revenues of the Company also grew through international expansion.

Total Operating Expenses

The Company’s total operating expenses increased by 33.9 percent from 2000 to 2002. Operating expenses amounted to HUF 349,854 million in 2000, HUF 428,335 million in 2001 and HUF 468,345 million in 2002. Matáv’s total operating expenses as a percentage of total revenues increased from 78.5 percent in 2000 to 79.3 percent in 2002.

Depreciation and amortization and employee-related expenses are Matáv’s most significant operating expenses.

Depreciation and amortization increased throughout the period as a result of Matáv’s ongoing investment in its networks. The increase is also a result of the increase in impairment losses charged to tangible and intangible fixed assets in 2002, as compared to 2001. The HUF 2,311 million impairment losses charged in 2001 mostly related to analog cellular and security monitoring equipment. The HUF 4,286 million impairment losses charged in 2002 mainly related to the public payphone assets and certain assets using 3.5 GHz technology and the related license.

In the fourth quarter of 2001, the analog mobile services became loss making after the rapid development of the GSM services. This made it clear that cash generation potential of the analog service had deteriorated so severely that it could not be restored, therefore impairment charges had to be recognized.

After several years of significant losses in security monitoring services, management decided to transfer this service into a newly set up associated company, in which the controlling owner is a professional investor (Group 4). A certain part of the assets was retained by Matáv. The future revenues of the Company would consist of the rental fee for these assets, which does not provide recovery for the net book value of these assets, therefore impairment charges had to be recognized.

From 2000 to 2002 the revenues generated by the public payphone business decreased by 18 percent, which made the Company’s management reconsider the future operations of the business unit. The Company decided to eliminate a number of loss-making public payphones. The remaining infrastructure was also assessed to be able to generate less cash in the future than would substantiate the book value of these assets. This resulted in an impairment charge.

In June 2001 the Company acquired a license for the use of the 3.5 GHz bandwidth, through which Matáv planned to provide ISDN, leased line and IP based data communication services. Over the past 18 months Matáv has not utilized the potential of the license, and the future cash generation capacity of the license and related assets was assessed and found to be inadequate. As a result, the Company’s management recognized impairment losses for the license and the tangible assets installed for the utilization of the license.

Employee-related expenses increased throughout the period as the effect of average wage increases in nominal terms has more than offset the effect of reductions in the number of employees. In addition, with respect to the involuntary headcount reduction in 2003 and 2004, HUF 8,623 million provision was recorded in 2002 on top of the expense related to the 2002 redundancies that amounted to HUF 1,442 million. The employees impacted by the headcount reduction in 2003 and 2004 include mostly network (in terms of nominal headcount) and logistics (in proportional terms) personnel. The reason for the headcount reduction was that the fixed line operations of the Company reached a point over the last years where extensive growth had significantly slowed down, which thus required a smaller amount of workforce. In addition to the above, the technical development in all areas of the Company, as well as the organizational changes implemented in the Group, have resulted in increased efficiencies leading to smaller headcount requirements. Approximately half of the redundancies provided for were made in the first quarter of 2003. Headcount reduction planned in the first quarter of 2004 is expected to cost HUF 1,040 million, while the rest of the provision will be utilized in the remaining three-quarters of 2003. The cash utilized for the severance payments are financed from the operating cashflows of the Company.

Other operating expenses increased during the period due primarily to increases in expenses related to materials, agency fees, outsourcing of real estate management and IT activities and contributions payable to the Universal Telecommunication Support Fund.

Total Operating Profit

Matáv’s total operating profit increased by 27.2 percent from HUF 96,091 million in 2000 to HUF 122,240 million in 2002, as the increase in total revenues was larger than the increase in operating expenses.

Trend Information

Matáv anticipates that growth rates of fixed line services will slow down or decline in the near future because of the saturated market, the effect of liberalization of the Hungarian telecommunications market and continuing tariff decreases. At the same time, demand for mobile communications, data transmission, Internet access and related services is expected to grow. As a result of these changes, the Company’s traditional reliance on fixed line telecommunications revenues is expected to shift gradually, and Matáv’s future growth is likely to be dependent largely on revenues from mobile telecommunications, data transmission, Internet access and related services.

Revenue and EBITDA margin targets

In light of Matáv’s refocused activities and increased operating expenses, we expect to achieve low single digit percent revenue growth and an EBITDA margin of approximately 40 percent in 2003.

Results of Operations — By Segment

The following table sets forth revenues, operating expenses and operating profit by segment:

	Year ended December 31,
	2000	2001	2002
	(in HUF millions)
Revenues:
Fixed line	326,280	333,685	336,306
Mobile	159,345	198,947	232,612
International	n.a.	60,034	67,562
Intersegment eliminations (1)	(39,680)	(44,931)	(45,895)
Total	445,945	547,735	590,585

Operating expenses:
Fixed line	255,443	273,542	292,642
Mobile	134,091	163,154	180,222
International	n.a.	36,570	41,376
Intersegment eliminations (1)	(39,680)	(44,931)	(45,895)
Total	349,854	428,335	468,345

Operating profit:
Fixed line	70,837	60,143	43,664
Mobile	25,254	35,793	52,390
International	n.a.	23,464	26,186
Total	96,091	119,400	122,240

(1)       Intersegment eliminations include primarily interconnection fees between the fixed line and mobile networks.

Fixed Line Telecommunications Segment

Matáv’s fixed line telecommunications segment includes local, domestic and international long distance telephone services as well as value added digifon services such as call waiting, itemized billing and telephone and private branch exchange equipment rental. This segment also consists of revenues from related services, such as leased lines, data transmission, Internet, equipment sales and cable television.

Revenues

The following table sets forth information regarding revenues for the fixed line telecommunications segment:

	Year ended December 31,			Year ended December 31,
	2000	2001	2002	2001/2000	2002/2001
	(in HUF millions)			(% change)
Revenues:
Subscriptions, connections and other charges	84,016	97,942	98,797	16.6	0.9
Domestic traffic revenues	129,517	123,366	118,839	(4.7)	(3.7)
Other usage	26,679	24,276	20,885	(9.0)	(14.0)
International traffic revenues	39,008	32,339	27,274	(17.1)	(15.7)
Leased lines	16,453	18,010	20,377	9.5	13.1
Data transmission and related services	11,241	15,184	17,597	35.1	15.9
Telecommunications equipment sales	4,810	3,582	3,671	(25.5)	2.5
Other revenues	14,556	18,986	28,866	30.4	52.0
Total	326,280	333,685	336,306	2.3	0.8

Subscriptions, Connections and Other Charges.  Revenues from subscriptions, connections and other charges consist of revenues from monthly subscription fees, entrance fees, fees for digifon services and rental charges for telephones and private branch exchanges. Revenues from subscriptions, connections and other charges are principally a function of the number and mix of residential, business and ISDN access lines and corresponding charges.

Revenues from subscriptions, connections and other charges increased in both 2001 and 2002 principally as a result of nominal increases in standard monthly subscription fees and increases in usage of digifon services.

Monthly subscription fees for analog lines increased in nominal terms by 27.2 percent on February 1, 2001, by 3.9 percent on February 1, 2002 and by an additional 3.0 percent on September 1, 2002.

The table below sets forth information regarding average access lines in Matáv’s local concession areas:

	Year ended December 31,			Year ended December 31,
	2000	2001	2002	2001/2000	2002/2001
				(% change)
Average access lines in Matáv Rt.’s areas:
Residential	2,333,127	2,213,601	2,102,305	(5.1)	(5.0)
Business	357,588	306,778	291,154	(14.2)	(5.1)
Public payphones	36,448	37,145	36,908	1.9	(0.6)
Total	2,727,163	2,557,524	2,430,367	(6.2)	(5.0)
ISDN channels	192,468	382,859	488,455	98.9	27.6
Total	2,919,631	2,940,383	2,918,822	0.7	(0.7)

Average access lines in Emitel’s areas:	n.a.	81,346	80,212	n.a.	(1.4)

The number of analog lines decreased in 2001 and 2002, partly as a result of migration of customers to ISDN lines as well as to mobile services. At the same time, the number of ISDN channels shows a significant growth over the period.

Domestic Traffic Revenues.  Domestic traffic revenues consist of traffic charges for local and domestic long distance calls placed by Matáv’s subscribers. Domestic traffic revenues are a function of tariffs, the total number of telephone calls, the distribution of call duration, the time of day and the mix between more costly domestic long distance calls and less expensive local calls.

Domestic traffic revenues decreased in 2001 compared to 2000 mainly as a result of tariff decreases. On February 1, 2001, Matáv decreased its local tariffs by 6.4 percent and long distance tariffs by 11.9 percent, while tariffs for calls from fixed line to mobile telephone did not change. These tariff decreases were partly offset by increases in usage per line. Changes in tariffs did not have a significant effect on call patterns. Domestic traffic revenues decreased in 2002 compared to 2001 mainly as a result of decreased usage, partly offset by increases in tariffs. On September 1, 2002, Matáv increased its local tariffs by 5.2 percent and long distance tariffs by 1.4 percent, while tariffs from fixed line to mobile telephone did not change.

Other Usage.  Revenues from other usage include amounts related to domestic and international long distance services that Matáv provides to customers in non-Matáv Local Primary Areas or to mobile customers. Revenues from other usage decreased in 2001 and 2002 due to decreases in rates Matáv receives from other local telephone operators and mobile service providers.

International Traffic Revenues.  Revenues from international traffic consist of revenues from outgoing and incoming international services. The following table sets forth information concerning international traffic revenues and outgoing and incoming international traffic:

	Year ended December 31,			Year ended December 31,
	2000	2001	2002	2001/2000	2002/2001
	(in HUF millions, except traffic figures)			(% change)
Revenues:
Outgoing international traffic revenue (1)	17,490	13,843	12,018	(20.9)	(13.2)
Incoming international traffic revenue (2)	21,518	18,496	15,256	(14.0)	(17.5)
Total	39,008	32,339	27,274	(17.1)	(15.7)

Traffic in thousand of minutes:
Outgoing international at Matáv Rt.(3)	182,479	166,649	150,999	(8.7)	(9.4)
Outgoing international at Emitel (4)	n.a.	1,370	2,545	n.a.	n.a.
Incoming international (5)	474,388	405,094	369,054	(14.6)	(8.9)

(1)              Excludes revenues from calls placed by subscribers of other local telephone operators and mobile service providers. Matáv’s revenues relating to these calls are included in revenues from other usage.

(2)              Includes revenues from calls transited by Matáv Rt. and terminating with subscribers of Matáv, other local telephone operators and mobile service providers, transit traffic via Hungary and other international services.

(3)              Excludes minutes from calls placed by subscribers of other local telephone operators and mobile service providers. Matáv’s revenues relating to these calls are included in revenues from other usage.

(4)              Traffic generated since July 1, 2001, the date when Emitel became a fully consolidated subsidiary of the Company.

(5)              Includes minutes from calls transited by Matáv Rt. and terminating with subscribers of Matáv, other local telephone operators and mobile service providers. Does not include transit traffic and other international services via Hungary.

Revenues from outgoing international traffic are a function of tariffs and the number, duration and mix of calls to destinations outside Hungary placed by Matáv’s fixed line subscribers. In 2001, revenues from outgoing international traffic decreased principally as a result of tariff decreases. Matáv decreased its international tariffs by 15.0 percent on February 1, 2001. In 2002, revenues from outgoing international traffic decreased primarily as a result of decreased usage due to the relatively high number of international calls placed by mobile subscribers and the rapid growth of private leased lines.

Revenues from incoming international traffic consist of amounts paid by foreign carriers for the use of Matáv’s network to carry calls placed by their customers. Revenues from incoming international traffic decreased in 2001, principally as a result of the decrease in international incoming traffic minutes. Revenues from incoming international traffic further decreased in 2002, principally as a result of the decrease in international incoming traffic minutes and the strengthening of the Hungarian Forint against the SDR, in which international settlement payments between telecommunications providers are generally denominated.

Leased Lines.  Revenues from leased lines increased in both 2001 and 2002 principally as a result of growth in the number of leased line connections, which increased from 8,920 at December 31, 2000 to 12,716 at December 31, 2002.

Data Transmission and Related Services.  Revenues from data transmission and related services increased in both 2001 and 2002 as a result of growth in the number of ISDN connections, Internet subscribers and ADSL customers. The number of ISDN channels has grown significantly, from 305,882 channels at the end of 2000 to 511,326 channels at the end of 2002. The number of dial-up Internet subscribers increased by 34.4 percent from December 31, 2000 to December 31, 2002. The number of ADSL customers has grown significantly, reaching 33,951 by the end of 2002.

Telecommunications Equipment Sales.  Revenues from telecommunications equipment sales decreased in 2001 compared to 2000 as a result of decreased equipment sales activity of Matávcom Kft. A slight increase in telecommunications equipment sales revenue in 2002 is due to the higher equipment sales activity at Matáv Rt.

Other Revenues.  Other revenues increased both in 2001 and 2002 as a result of increased number of cable television customers and higher advertising revenue at Matáv Rt. from phonebook publishing. Through network development and acquisitions, the number of cable customers grew significantly, reaching 338,625 subscribers by the end of 2002 compared to 300,857 at the end of 2001 and 267,246 at December 31, 2000. In 2002, the increase in other revenues was also due to the subsidy receivable from the Universal Telecommunication Support Fund. These increases were partly offset by lower construction and maintenance activities of Matávcom Kft. in 2001 compared to 2000.

Operating Expenses

Operating expenses consist of employee-related expenses, depreciation and amortization and other operating expenses. The following table sets forth information regarding operating expenses:

	Year ended December 31,			Year ended December 31,
	2000	2001	2002	2001/2000	2002/2001
	(in HUF millions)			(% change)
Operating expenses:
Employee-related expenses	51,595	53,775	63,973	4.2	19.0
Depreciation and amortization	60,932	65,948	76,664	8.2	16.2
Payments to other network operators	71,641	74,560	71,899	4.1	(3.6)
Cost of telecomm. equipment sales	5,071	4,070	3,706	(19.7)	(8.9)
Other operating expenses	66,204	75,189	76,400	13.6	1.6
Total	255,443	273,542	292,642	7.1	7.0

Employee-related Expenses.  Employee-related expenses consist of wages and salaries, social security and other expenses. Employee-related expenses increased in 2001 and 2002 due to wage increases and an increase in the relative proportion of higher paid skilled and managerial employees, partly offset by a reduction in headcount. The official wage increase for Matáv Rt.’s employees was 12.5 percent in April 2001 and 9.0 percent in April 2002. Required social security contributions and bonus, welfare and pension payments rose in line with wages. Employee related expenses in 2000 include a HUF 8.6 billion severance provision made in connection with headcount reduction in 2001. The growth in employee-related expenses in 2002 is partially due to a HUF 8.2 billion severance provision made in the fixed line segment in connection with headcount reductions in 2003 and 2004. The headcount is expected to be reduced by 1,100 in 2003 and 250 in 2004 at Matáv Rt.

The average number of employees in the fixed line telecommunications segment decreased by 1,686 employees or 12.8 percent in 2001 and by 575 employees or 5.0 percent in 2002 as a result of a streamlining of the organizational structure, natural attrition and improved efficiency.

Depreciation and Amortization.  Depreciation and amortization expenses increased in both 2001 and 2002 as a result of continued investment in Matáv’s fixed line telecommunications network. In preparation for the liberalized market, Matáv carried out a review of its assets and organizational structure in the last quarter of 2000. This review resulted in accelerated depreciation and scrapping of certain fixed assets in an amount of HUF 3,442 million. Depreciation and amortization also increased in 2002 due to HUF 4.3 billion impairment losses recorded in the fourth quarter. Impairment losses mainly relate to the public payphone assets and certain assets using 3.5 GHz technology, accounted for due to changes in market conditions.

Payments to Other Network Operators.  Payments to other network operators include amounts paid to mobile operators, other local fixed line telephone operators and to foreign telephone operators for calls terminated on their network. Payments to other network operators increased in 2001 as a result of increased penetration of mobile customers. Payments to other network operators decreased in 2002 due to lower international outpayments resulting from decreased international traffic of Matáv Rt.

Other Operating Expenses. The majority of the increases in other operating expenses in 2001 related to materials and maintenance, frequency and service fees, legal and other consulting fees, marketing fees, outsourcing of real estate and IT operations and provisions. In 2002, other operating expenses mainly increased due to higher agency fees resulting from the increased number of Internet and cable television customers and higher fees and levies due to contributions payable to the Universal Telecommunication Support Fund.

Operating Profit

The following table sets forth information concerning operating profit and operating margin for the fixed line telecommunications segment:

	Year ended December 31,			Year ended December 31,
	2000	2001	2002	2001/2000	2002/2001
				(% change)
Operating profit (in HUF millions)	70,837	60,143	43,664	(15.1)	(27.4)
Operating margin (%)(1)	21.7	18.0	13.0	n.a.	n.a.

(1)       Operating margin is the ratio of operating profit to revenue, expressed as a percentage.

In 2001, operating profit decreased by 15.1 percent partly as a result of tariff decreases for fixed line telecommunication services. In 2002, operating profit decreased by 27.4 percent partly as a result of the HUF 8.2 billion provision recorded in the fourth quarter of 2002 for the severance payments expected to be incurred in 2003 and 2004 and HUF 4.3 billion impairment losses recorded in the fourth quarter of 2002.

Mobile Telecommunications Segment

Revenues

	Year ended December 31,			December 31,
	2000	2001	2002	2001/2000	2002/2001
	(in HUF millions)			(% change)

Revenues	159,345	198,947	232,612	24.9	16.9

Revenues from the mobile telecommunications segment consist of one-time connection fees, monthly subscription fees (only payable by postpaid customers), traffic charges, including fees for value added services, and equipment sales. Revenues increased in 2001 and 2002 principally as a result of rapid growth in the number of subscribers. Within the mobile telecommunications segment, value added services show the highest increase, with nearly a 100 percent growth in 2002 compared to 2001. Value added services represented approximately 10 percent of revenues from mobile telecommunications services in 2002. This revenue is primarily from fees charged for short message services.

The following table provides information concerning subscribers of mobile telecommunications services and monthly usage of the network:

	Year ended December 31,			Year ended December 31,
	2000	2001	2002	2001/2000	2002/2001
				(% change)
Average number of subscribers:
Westel	1,186,293	2,008,667	2,928,075	69.3	45.8
Westel 0660	87,411	60,087	33,827	(31.3)	(43.7)

Average monthly usage per
Westel subscriber (minutes):	184	146	118	(20.7)	(19.2)

Westel’s revenues from mobile telecommunications services increased from 2000 through 2002, primarily as a consequence of the continued growth in the Westel subscriber base. The average number of Westel subscribers grew by 45.8 percent in 2002 compared to 2001. Within the Westel customers, the prepaid group shows a significant 51.8 percent increase. Prepaid customers accounted for approximately 89.4 percent of gross additions in the year ended December 31, 2002 and represented 75.0 percent of total Westel customers at December 31, 2002. The churn rate of Westel is low compared to international benchmarks. Westel continuously monitors its churn rates and proactively offers tailor-made discounts in order to retain valuable customers.

The effects of subscriber-base growth were partially offset by declines in average monthly minutes per subscriber, which management believes reflected the growth of the overall mobile telecommunications market to include more low-volume users. The decreasing MoU is also due to the increasing proportion of the prepaid customer base, which has lower minutes of usage than regular subscribers. In addition, per minute charges also decreased in 2001 due to increasing competition and to changes in call patterns, whereby the proportion of lower tariff calls (such as within network and off-peak period) has increased in the call distribution. In 2002, however, per minute charges increased slightly, resulting from the growing proportion of value added services used by mobile customers. As a result of lower MoU, ARPU decreased from HUF 6,946 in 2001 to HUF 5,732 in 2002.

Increases in mobile telecommunications services were partly offset by lower revenues from Westel 0660 resulting from their significantly decreasing customer base.

Operating Expenses

Operating expenses consist of employee-related expenses, depreciation and amortization and other operating expenses. The following table sets forth information regarding operating expenses for the mobile telecommunications segment:

	Year ended December 31,			Year ended December 31,
	2000	2001	2002	2001/2000	2002/2001
	(in HUF millions)			(% change)
Operating expenses:
Employee-related expenses	14,429	15,964	17,457	10.6	9.4
Depreciation and amortization	33,788	40,282	35,423	19.2	(12.1)
Payments to other network operators	21,164	30,456	43,929	43.9	44.2
Cost of telecomm. equipment sales	29,269	32,863	33,494	12.3	1.9
Other operating expenses	35,441	43,589	49,919	23.0	14.5
	134,091	163,154	180,222	21.7	10.5

Employee-related Expenses.  Employee-related expenses increased in 2001 and 2002, principally as a result of higher workforce levels and nominal increases in wages. The average number of mobile employees grew by 44 or 2.7 percent in 2001 and by 58 or 3.4 percent in 2002, principally as a result of increased sales and service personnel to accommodate the expanded subscriber base. Employee-related expenses also include an approximately HUF one billion provision charge in 2000 and approximately HUF 0.4 billion provision charge in 2002 that Westel 0660 took in the fourth quarter of 2000 and 2002, respectively, for anticipated severance expenses.

Depreciation and Amortization.  Depreciation and amortization expenses were restated in relation to the Westel acquisition. The restatement resulted in an additional amortization of goodwill and intangible assets of HUF 16,780 million in 2000 and HUF 16,411 million in 2001. Depreciation and amortization expenses also increased in 2001 due to increases in property, plant and equipment and investment in the mobile network. The restated numbers included amortization of goodwill over 15 years in accordance with Deutsche Telekom’s policy. On acquisition by Matáv the remaining goodwill is amortized based on an original life of 20 years consistent with Matáv’s policy and the treatment of the goodwill already existing in relation to Westel. As a results depreciation and amortization decreased in 2002 compared to 2001.

Payments to Other Network Operators.  Payments to other network operators include amounts paid by Westel and Westel 0660 to other mobile telephone operators and to the fixed line telephone operators as well as to the foreign mobile telephone operators for terminating their calls. Payments to other network operators increased in both 2001 and 2002 as a result of the significantly higher subscriber base of Westel.

Cost of Telecommunications Equipment Sales.  Cost of telecommunications equipment sales increased in both 2001 and 2002 as a result of a significantly higher number of mobile handsets sold. In 2002, this increase was largely offset by the lower average cost of the mobile phonesets.

Other Operating Expenses.  Other operating expenses increased in both 2001 and 2002, principally due to marketing expenses, SIM costs, maintenance of base stations, upgrading software and hardware support to accommodate the needs of the increased subscriber base and higher local taxes and frequency fees. In addition, in

2002 other operating expenses also increased due to contributions payable to the Universal Telecommunication Support Fund.

Operating Profit

The following table sets forth information concerning operating profit and operating margin for the mobile telecommunications segment:

	Year ended December 31,			Year ended December 31,
	2000	2001	2002	2001/2000	2002/2001
				(% change)

Operating profit (in HUF millions)	25,254	35,793	52,390	41.7	46.4
Operating margin (%)(1)	15.8	18.0	22.5	n.a.	n.a.

(1)       Operating margin is the ratio of operating profit to revenue, expressed as a percentage.

Operating profit increased by 41.7 percent in 2001 and by 46.4 percent in 2002 mainly as a result of significant growth in the number of mobile customers.

International Segment

The international segment includes the four Macedonian companies:

•             Stonebridge, the holding company through which Matáv controls MakTel;

•             MakTel, Macedonia’s exclusive fixed line telecommunications company;

•             Mobimak, MakTel’s subsidiary, a cellular telecommunications service provider in Macedonia; and

•                  Telemacedonia A.D. through which Matáv provides management and consultancy services to MakTel, Mobimak A.D. and Stonebridge.

In addition, the results of the international segment also include the goodwill amortization arising from the consolidation of MakTel.

MakTel has been a consolidated company of Matáv since January 15, 2001. MakTel had 594,213 fixed lines (including ISDN channels), 366,348 mobile subscribers and 34,222 Internet subscribers at December 31, 2002.

In 2002, revenues in the international segment increased by 12.5 percent compared to 2001. The majority of the increase relates to higher mobile revenues resulting from nearly doubling the average mobile subscriber base. The number of mobile subscribers reached 366,348 by the end of 2002 compared to 221,336 at the end of 2001. Within the mobile customer base, the number of prepaid subscribers shows more significant growth, which represented approximately 75 percent of total mobile customers by December 31, 2002 compared to 61 percent at the end of 2001. The significant growth of mobile customer base was partially offset by lower mobile ARPU.

Domestic fixed line traffic revenues also increased in 2002 as a result of higher tariffs. International fixed line traffic revenues declined in 2002, due to lower international usage (both outgoing and incoming) as well as tariff decreases. The number of fixed line customers increased to 594,213 at December 31, 2002 compared to 549,988 at the end of 2001, representing an eight percent growth.

Leased line and data transmission revenues grew dynamically in 2002, but still represent only three percent of total revenues in the international segment. The increase in data transmission revenues was due to the higher number of Internet customers, which reached 34,222 by the end of 2002 from 21,674 at the end of 2001.

Total operating expenses increased by 13.1 percent in 2002 mainly because of increases in employee related expenses, cost of telecommunications equipment sales, debtor provision and marketing expenses.

The international segment has a strong, 54.5 percent EBITDA margin and 38.8 percent operating margin for the year ended December 31, 2002.

Minority interests of HUF 13,973 in 2001 and HUF 13,632 million in 2002 mainly represent the share of income accruing to the minority owners of MakTel and Stonebridge. Minority interest is not calculated on the amortization relating to the goodwill acquired by Matáv Rt.

Net Interest and Other Charges — Total

The following table sets forth information concerning net interest and other charges:

	Year ended December 31,			Year ended December 31,
	2000	2001	2002	2001/2000	2002/2001
	(in HUF millions)			(% change)
Interest expense:
Hungarian Forint	11,490	11,592	14,173	0.9	22.3
Foreign currency	5,318	9,149	12,459	72.0	36.2
(Gains)/losses on swap agreements	0	(582)	9,435	n.m.	n.m.
Net foreign exchange losses/(gains)	4,835	(6,930)	(10,948)	n.m.	58.0
Bank charges and other financial expenses	2,042	2,420	3,686	18.5	52.3
Total interest payable and other charges	23,685	15,649	28,805	(33.9)	84.1
Interest capitalized	(626)	(404)	(226)	(35.5)	(44.1)
Interest and other financial income	(2,067)	(2,141)	(660)	3.6	(69.2)
	20,992	13,104	27,919	(37.6)	113.1

Net interest and other charges decreased in 2001 primarily as a result of a decrease in net foreign exchange loss. Net foreign exchange loss decreased in 2001 due to the reduced rate of monthly devaluation and better performance of the Hungarian Forint within the intervention band in relation to the currency basket. In addition, in 2001 foreign exchange loss also decreased due to significant strengthening of the Hungarian Forint following the widening of the intervention band. In 2001, in shifting the loan portfolio to Hungarian Forint denominated loans, Matáv benefited from decreasing Hungarian Forint interest rates. In 2001, interest expense on foreign currency loans increased significantly because of the foreign exchange denominated loans taken from DT to finance the acquisitions of MakTel and the remaining 49 percent of Westel.

Net interest and other charges increased in 2002 primarily as a result of an increase in the average amount of loans resulting from the foreign exchange denominated loans taken from DT to finance the acquisitions of the remaining 49 percent of Westel on December 20, 2001. The interest expense in Hungarian Forint increased as well in 2002 because Matáv has been gradually shifting the loan portfolio to Hungarian Forint denominated loans. Due to the strengthening of the Hungarian Forint against the Euro in 2002, losses on swap agreements increased significantly, which was partially compensated by the significant increase of the foreign exchange gains on the foreign exchange denominated loans.  See Item 11 for certain quantitative and qualitative information about financial instruments.

Income Tax — Total

The following table sets forth information concerning income tax expense incurred by the Company:

	Year ended December 31,			Year ended December 31,
	2000	2001	2002	2001/2000	2002/2001
	(in HUF millions)			(% change)

Income tax expense /(benefit)	7,752	11,733	13,245	51.4	12.9

The Company and the Westels qualified for a reduction in income tax payable on meeting certain conditions. These conditions include (1) that one half of the company’s annual revenues originate from public telecommunications services; (2) that the company’s initial share capital exceeds HUF 50 million; and (3) that at least 30 percent of the company’s initial share capital is held by non-Hungarians.

The reductions in the tax payable amounts are a 100 percent allowance for five years from the date of qualification and a 60 percent allowance for a further five years. Through 1998, Matáv Rt. and Westel qualified for the 100 percent allowance. Through 1995, Westel 0660 utilized the 100 percent allowance. Since January 1, 1999, Matáv Rt. has been utilizing the reduced allowance of 60 percent, which is allowed for a total of five years (resulting in an effective tax rate of 7.2 percent). From January 1, 1996 through December 31, 1999, Westel 0660 utilized the reduced allowance of 60 percent.

Management believes that the conditions underlying the reduction in income tax will continue to be met by Matáv Rt. As a result of Matáv’s acquisition of the remaining 49 percent of Westel, foreign ownership fell below 30 percent, hence Westel lost its 60 percent reduction in income tax as of December 21, 2001. This resulted in a deferred tax credit of approximately HUF 1,600 million in 2001. All other Hungarian subsidiaries were subject to income tax of 18 percent, while the Macedonian companies are subject to income tax of 15 percent.

Differences in timing between tax regulations and financial reporting generate deferred tax assets and liabilities in the consolidated financial statements. The Company records these temporary differences according to the liability method in the current period.

Deferred tax assets are recognized for tax loss carry forwards only to the extent that realization of the related tax benefit is probable. Recognized tax losses of HUF 1,615 million will expire in 2003, HUF 100 million will expire in 2005, HUF 5,842 million will expire in 2006 and HUF 5,112 million will expire in 2007. Of the recognized tax losses, HUF 4,949 million is not subject to statutory limitations.

Income tax expense increased in 2001 compared to 2000 mainly due to higher taxable profit of Westel, higher deferred tax expense to cover the tax impact of future non-deductible depreciation expenses and deferred tax expense relating to non-taxable release of severance provisions. In addition, income tax expense increased both in 2001 and 2002, because Westel lost its 60 percent reduction in income tax as of December 21, 2001 as its foreign ownership fell below 30 percent.

According to the Act LXXXI/1996 on Profit Taxation as modified by Act XLII/2002, corporate tax allowances are available for companies investing in broadband Internet service provision effective January 1, 2003. Depending on the geographic area of the investments, between 30 and 50 percent of the broadband access buildout related capital expenditure with a minimum amount of HUF 100 million can be deducted from the income tax for a maximum of five years starting either in the year of completing the investment or in the following year. As a result of this allowance, Matáv Rt. expects its income tax expense to decrease significantly from 2003.

SIGNIFICANT ACCOUNTING POLICIES

Matáv’s discussion and analysis of its financial condition and results of operations are based upon Matáv’s consolidated financial statements, which have been prepared in accordance with IFRS. Reported financial conditions and results of operations of Matáv are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. Matáv bases its estimates on historical experience and on various other assumptions, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing Matáv’s financial statements. Matáv believes the following critical accounting policies involve the most significant judgments and estimates used in the preparation of its consolidated financial statements.

Depreciable lives of assets

Property, plant and equipment and purchased intangible assets other than goodwill are recorded at acquisition cost. If such assets are acquired in a business combination, the purchase price is allocated to the estimated fair value of the acquired property, plant and equipment and intangible assets. Property, plant, equipment and intangible assets are depreciated or amortized on a straight-line basis over their estimated useful lives.

The determination of the useful lives of assets is based on historical experience with similar assets as well as any anticipated technology evolution and changes in broad economic or industry factors. The appropriateness of the estimated useful lives is reviewed annually, or whenever there is an indication of significant changes in the underlying assumptions.

Matáv believes that the accounting estimate related to the determination of the useful lives of assets is a critical accounting estimate since it involves assumptions about technology evolutions in an innovative industry. Further, due to the significant weight of long-lived assets in the asset base of Matáv, the impact of any changes in these assumptions could be material to the Company’s financial position, as well as the results of operations.

As of January 1, 2002, the Company revised and changed the useful lives of certain tangible fixed assets considering their technical obsolescence (e.g. network, servers and routers). This change resulted in additional planned depreciation in an amount of HUF 4,202 million.

Impairment of property, plant and equipment and intangibles

Matáv assesses the impairment of identifiable property, plant, equipment and intangibles whenever there is reason to believe that the carrying value may materially exceed the fair value and where a permanent impairment in value is anticipated. When an impairment in the value of assets occurs, nonscheduled write-downs are made. Impairment is based on a broad measure of factors, the determination of impairment of property, plant, equipment and intangible assets also involves the use of estimates which include but are not limited to the cause, the timing and the amount of the impairment. Among others, the Company typically considers future revenues and expenses, technological obsolescence, discontinuance of services and other changes in circumstances that may indicate an impairment.

The need for the above assumptions and the fact that recognizing an impairment could have a material impact on the financial position and operating results of the Company make the management believe that the accounting estimate related to asset impairment is a critical accounting estimate.

Impairment losses charged in 2002 mainly relate to the public payphone assets and certain assets using 3.5 GHz technology and the related license, accounted for due to changes in market conditions. The recoverable amount, determined at the cash generating unit level, represents the value in use determined using discounted cash flow analysis.

Allocation of purchase price

Accounting for property, plant, equipment and intangible assets involves the use of estimates for determining fair value at the acquisition date and the useful lives of the assets over which the costs of acquiring these assets are charged to the income statement.

The allocation of the purchase price is highly judgmental and requires extensive use of estimates and fair value assumptions. Further, the depreciation and impairment of the purchase price allocated to long-lived assets can have an impact on the financial position and operating results of the Company. Based on this management believes that the accounting estimate related to purchase price allocation is a critical accounting estimate.

Valuation of goodwill

Under IFRS, goodwill resulting from business combinations is amortized on a straight-line basis over its useful life. The determination of goodwill is dependent on the allocation of the purchase price to individual assets acquired and the liabilities assumed. Such an allocation is based on management’s judgment. In addition, the useful life assigned to goodwill is an estimate based on the judgement of management at the time of acquisition.

Matáv reviews the performance of its subsidiaries regularly and the fair value of the related goodwill is determined if indicators of impairment exist. When there is reason to believe that the goodwill arising from acquisitions is impaired, Matáv records an impairment charge in the depreciation and amortization line of the income statement. Matáv uses estimates in determining fair values and the amount of any goodwill impairment.

For U.S. GAAP purposes, on January 1, 2002, Matáv adopted Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets”. On adoption of SFAS 142, Matáv stopped amortizing goodwill. According to SFAS 142 goodwill has to be tested at least annually for impairment. After initial adoption of the statement, any future impairment has to be recorded in amortization expense.

Matáv completed the impairment tests first in the first half of 2002 for January 1, 2002, then in November 2002. As a result, no impairment was recorded under U.S. GAAP.

Matáv believes that the accounting policies related to goodwill are critical accounting policies. Under U.S. GAAP, the determination of the value of goodwill involves assumptions about fair values, and the impact of recognizing an impairment could be material to the financial statements and operating results. In case of IFRS financial statements, the useful lives of goodwill are determined based on assumptions made on the expected economic life of the entities they relate to. The impact of changes in these assumptions could be significant to the result of operations.

As none of the subsidiaries of Matáv Group are listed companies, the fair values of the business units and reportable segments are calculated based on the discounted cash flows to be generated by these units.

Revenue recognition

Revenues for all services, shown net of VAT and discounts and after eliminated sales within Matáv, are recognized when products and services are provided.

A proportion of the revenue received is paid to other operators for the use of their networks, where appropriate. These revenues and costs are stated gross in these consolidated financial statements.

Revenues earned from connecting subscribers to the mobile network are recognized upon service activation. Revenues and costs from sale of telephone sets are recognized upon delivery.

Revenues from sale of public phone cards, prepaid mobile cards and prepaid Internet cards are recognized when used by the customers or when expire unused.

A portion of the fees charged to Matáv customers upon connection to the fixed line network prior to October 15, 1997 represented contributions to the cost of network construction. The capital contribution element of such fees was deferred and is amortized to revenue over the life of the related assets in the IFRS financial statements. Legislation was enacted effective October 15, 1997 eliminating refunds of such fees and signaling the removal of any capital contribution element of future customer fees. Since October 1997, these connection fees are recognized in the income statement upon connection, reflecting the change in related legislation and the advanced development of the network.

Under U.S. GAAP, Matáv defers the recognition of customer activation revenues and related incremental customer activation costs and amortizes them over the expected duration of the customer relationship. Matáv assesses the estimated average duration of the relationship based on historical customer churn. If management’s estimates are revised, differences may result in the amount and timing of Matáv’s revenue for any period. Although this estimate does not have any impact on the future cashflows of the company, the timing and the amount of the recognition of these revenues can have a significant impact on the revenues and consequently on net income.

Deferred taxes

Matáv is required to estimate its actual current tax exposure and to assess the temporary differences resulting from differing treatment of items for tax and financial reporting purposes. The principal temporary differences arise from depreciation on property, plant and equipment, intangible assets, deferred revenue and unrealized foreign exchange gains, impairment of receivables and inventory, provisions for liabilities and charges, government loans and tax losses carried forward. These differences result in deferred tax assets and liabilities, which are included in Matáv’s consolidated balance sheet. Matáv must assess in the course of its tax planning procedures the fiscal year of the reversal of its deferred tax assets and liabilities. The actual reversal of these timing differences may be different from initial expectations.

Matáv believes that the accounting estimate related to establishing deferred tax asset balances is a critical accounting estimate since it involves judgmental assumptions about the probability of future taxable income to realize the tax benefit of tax loss carry forwards, and involves assumptions on the timing of reversing differences.

Impairment loss for doubtful accounts

Management calculates impairment for doubtful accounts for estimated losses resulting from the inability of Matáv’s customers to make required payments. Management bases its estimates on the aging of Matáv’s accounts receivable balances and Matáv’s historical write-off experience, customer credit-worthiness and changes in Matáv’s customer payment terms when evaluating the adequacy of the impairment loss for doubtful accounts.

Matáv believes that the accounting estimate related to impairment of doubtful receivables is a critical accounting estimate since it involves assumptions about future customer behavior and the resulting future cash collections. If the financial condition of Matáv’s customers were to deteriorate, actual write-offs of currently existing receivables may be higher than expected and may exceed the level of the impairment losses recognized so far.

Fair value of financial instruments

In assessing the fair value of non-traded derivatives and other financial instruments, Matáv makes assumptions that are based on market conditions existing at each balance sheet date. Matáv uses the discounted value of future estimated cashflows method to determine the fair value of derivatives and other financial instruments.

LIQUIDITY AND CAPITAL RESOURCES

The following table sets forth information concerning the Company’s cash flows:

	Year ended December 31,
	2000	2001	2002
	(in HUF millions)
Net cash flows:
From operating activities	156,449	196,545	199,043
From investing activities	(145,805)	(429,550)	(119,941)
From financing activities	(3,932)	230,197	(80,054)
Effect of foreign exchange rate changes on cash and cash equivalents	0	(371)	(314)
Change in cash and cash equivalents	6,712	(3,179)	(1,266)
Cash and cash equivalents, beginning of period	6,584	13,296	10,117
Cash and cash equivalents, end of period	13,296	10,117	8,851

Net Cash Flows from Operating Activities.  Matáv’s primary source of liquidity is cash flows from operating activities.

Net cash flows from operating activities increased by HUF 40,096 million in 2001 compared to 2000, primarily due to higher operating profit, which increased by HUF 23,309 million. In 2001, the change in receivables decreased by HUF 6,546 million, and the change in payables increased by HUF 6,250 million, both of which led to a corresponding increase in net cash flows from operating activities. These cash inflows were partly offset by the increase of HUF 5,233 million in income tax paid.

Net cash flows from operating activities increased by HUF 2,498 million in 2002 compared to 2001, primarily due to higher operating profit, which increased by HUF 2,840 million. In 2002, the change in receivables decreased by HUF 4,495 million, which led to a corresponding increase in net cash flows from operating activities. In 2002, the change in payables decreased by HUF 18,432 million, which led to a corresponding decrease in net cash flows from operating activities.

Net Cash Flows from Investing Activities.  Net cash flows from investing activities are primarily driven by the purchase of subsidiaries and capital expenditures. Matáv invested HUF 324,813 million in the purchase of subsidiaries in 2001, mainly for the acquisition of MakTel in January 2001 and the remaining 49 percent of Westel in December 2001. The HUF 13,230 million spent on purchase of subsidiaries in 2002 represents mainly the additional HUF 11.5 billion paid to DT in connection with the Westel acquisition. Capital expenditures were HUF 152,784 million in 2000, HUF 127,747 million in 2001 and HUF 109,988 million in 2002.

Net Cash Flows from Financing Activities.  Net cash flows from financing activities are primarily driven by the Company’s borrowing activities. Matáv received net proceeds from loans of HUF 4,915 million in 2000, HUF 249,164 million in 2001 and had a net repayment of loans of HUF 69,358 million in 2002. The net proceeds of HUF 249,164 million in 2001 were received to finance the acquisition of subsidiaries.

Net Working Capital. Although the Company’s current liabilities exceeded current assets at December 31, 2000, 2001 and 2002, Matáv was capable of meeting payables as they fell due from its positive operating cash flow. In addition, Matáv has built up and maintains a significant level of undrawn committed credit facilities which it uses, when necessary, to meet current liabilities as they fall due. Management believes it has adequate working capital to finance the Company’s operations.

At December 31, 2002, Matáv had undrawn committed credit facilities of HUF 14,227 million. These credit facilities, should they be drawn down, are subject to an interest rate of LIBOR, BUBOR and commercial floating bank prime rates plus a margin depending on the currency and institution providing the facilities. There are pledges on receivables for loans totaling HUF 1,004 million.

Indebtedness.  The Company’s total indebtedness analyzed by currency is as follows:

	At December 31,
	2001	2002
	(in HUF millions)

Hungarian Forint	113,554	193,404
EURO	318,796	172,497
U.S. Dollar	21,020	8,106
	453,370	374,007

HUF 228,340 million is scheduled for repayment in 2003, HUF 40,660 million is scheduled for repayment in 2004 and HUF 15,733 million is scheduled for repayment in 2005. Matáv expects scheduled repayments of indebtedness to be financed through refinancing by DT, from cash flows from operating activities and from undrawn committed credit facilities. DT has pledged its support for Matáv’s financing needs through to June 30, 2004.

As of December 31, 2002, approximately 66.7 percent of the Company’s indebtedness bore interest at variable rates. The Company’s Hungarian Forint denominated floating rate indebtedness is subject to interest rates between 8.36 percent and 10.28 percent based on various reference rates, including BUBOR and the rate quoted by the National Bank of Hungary. The Company’s foreign currency denominated floating rate indebtedness is subject to a 3.84 percent interest rate, which is based on EURIBOR plus a margin.

On March 24, 1998, the Company completed two domestic bond offerings. A one-year bond offering in the total amount of HUF five billion was fully subscribed and subsequently repaid on March 26, 1999. The other transaction included five-year bonds with a total amount of HUF 10 billion with interest payable semi-annually at an interest rate of 50 basis points over the average yield of the last three auctions of six-month Hungarian Treasury Bills. These five-year bonds were fully repaid on the maturity date of March 25, 2003.

On June 22, 2000, Matáv launched a HUF 45 billion bond program. This program allows Matáv to issue fixed, floating or zero coupon bonds with maturities of between 1 and 10 years. On July 12, 2000, Matáv issued a three-year, fixed rate tranche in the nominal amount of HUF 10 billion. The bonds were sold at an average price of 51 basis points over three-year Hungarian Treasury Bills. On March 21, 2001, Matáv issued a 2.5-year fixed rate 9.25 percent bonds in a nominal amount of HUF three billion. The bonds were sold at an average price of 74 basis points over the three-year Hungarian Treasury Bills.

Matáv’s operating revenues and expenses are denominated almost entirely in Hungarian Forints. Amounts payable to and receivable from other international carriers, which are denominated in a basket of currencies known as SDRs, are netted against one another and settled primarily in U.S. dollars and Euros. Capital expenditures are denominated partly in foreign currencies, principally U.S. dollars and Euros.

Certain loan agreements contain covenant restrictions that require the maintenance of pre-defined financial ratios. Breach of those covenants would make HUF 54,882 million due and payable in 30 days if not remedied.  At December 31, 2002 the Company was in compliance with these covenants. One of the covenants allows a debt to EBITD (earnings before interest, tax and depreciation) ratio of maximum 2.5 and 3.0 (in the different agreements), while the actual ratio was 1.53. The other covenant requires the maintenance of an EBITD to interest expense ratio of minimum 2.0, while the actual ratio was 8.8.

For the acquisition of a 44 percent stake in MakTel, Matáv received a loan of EUR 301.5 million (HUF 79,985 million) from Deutsche Telekom Finance B.V. on January 15, 2001. The loan is based on a variable rate of EURIBOR plus 30 basis points and repayable in one amount on January 31, 2006. Interest payments are due semi-annually.

For the acquisition of the remaining 49 percent stake in Westel, Matáv received a loan of EUR 920 million (HUF 226,750 million) from Deutsche Telekom Finance B.V. on December 20, 2001. The loan is based on a variable rate of EURIBOR plus 50 basis points and repayable in one amount on August 14, 2003. Interest payments are due quarterly.

For additional information about market risk sensitive instruments see “Item 11 — Quantitative and qualitative disclosures about market risk”.

In 2000, Matáv approached both Moody’s and S&P to initiate rating coverage.

Moody’s initial credit rating for the long-term senior unsecured foreign and domestic currency ratings, announced on November 14, 2000, was Baa1, with a stable outlook.

On December 7, 2000, S&P announced a local corporate credit rating of A- with negative outlook, and a foreign currency corporate credit rating of BBB+ with positive outlook. The local currency rating took into account the DT influence, whereas for the foreign currency rating, the positive outlook of the Hungarian sovereign was factored in. On January 3, 2001, S&P raised the long-term foreign currency corporate rating of Matáv to A- from BBB+, and revised the outlook to negative from positive. The rating actions reflected the upgrade of the long-term foreign currency issuer credit rating on the Republic of Hungary.

On February 25, 2002 both Moody’s and S&P put DT on negative watch and stated a possible one-notch downgrade of DT referring to pressure to reduce debt and doubts over asset sales. Following this step Standard & Poor’s placed Matáv on negative watch as well quoting the correlation with DT as the sole justification for a possible downgrade, while emphasizing the satisfying own performance of Matáv.

S&P placed DT off credit watch and downgraded its rating by one notch to BBB+ with stable outlook on April 8, 2002. In line with S&P’s methodology, Matáv, as a strategically owned subsidiary of DT, was downgraded to BBB+ with stable outlook as well on the same day. S&P quoted DT’s downgrade as the rationale for the downgrade of Matáv and emphasized its good 2001 results again.

Despite putting DT on negative watch and downgrading DT to Baa1 with stable outlook from A3 on March 28, 2002, Moody’s maintained Matáv’s rating of Baa1 with stable outlook and did not place the Company on credit watch.

Matáv’s contractual obligations, including commitments for future payments under non-cancelable lease arrangements and short and long term debt arrangements, are summarized below and are disclosed in more details in Notes 14 and 26 to Matáv’s Consolidated Financial Statements. Matáv does not participate in, nor secure, financings for any unconsolidated, limited purpose entities.

	Payments Due by Period
	Total	Less than one year	1-2 years	3-4 years	Over four years
	(in HUF millions)

Loans and borrowings including finance lease commitments	374,007	228,340	56,393	81,801	7,473
Operating leases	9,264	2,065	2,903	2,763	1,533
Unconditional purchase agreements	7,504	7,504
Trade payables	101,857	101,857
Total contractual cash obligations	492,632	339,766	59,296	84,564	9,006

CAPITAL EXPENDITURES

The Company’s capital expenditures on tangible and intangible assets totaled HUF 152,784 million in 2000, HUF 127,747 million in 2001 and HUF 109,988 million in 2002, including in each year changes in capital expenditure creditors. Capital expenditures included expenditures for (1) the fixed line network, including network operations systems, (2) mobile telecommunications and (3) new products, corporate infrastructure and other assets.

Capital expenditures for the fixed line segment accounted for 73 percent of total capital expenditures in 2000, 59 percent of total capital expenditures in 2001 and 45 percent of total capital expenditures in 2002. Capital expenditures for the mobile segment totaled 27 percent of total capital expenditures in 2000, 28 percent of total capital expenditures in 2001 and 38 percent of total capital expenditures in 2002. The remaining 13 percent and 17 percent of capital expenditures for 2001 and 2002, respectively, related to the international segment.

The Company expects gross additions to tangible and intangible assets to be approximately HUF 90 billion in 2003. The Company expects to be able to finance capital expenditures over the next several years from net cash flows from operations and from borrowings. The Company’s actual future capital expenditures will depend on a variety of factors, such as the development of its business and of the Hungarian economy and whether Matáv enters into any new lines of business. As a result, the Company’s actual future capital expenditures may be significantly different.

RECONCILIATION TO U.S. GAAP

The following table reconciles net income and shareholders’ equity under IFRS to U.S. GAAP for the periods indicated:

	Year ended December 31,
	2000	2001	2002
	(in HUF millions)
Net income:
IFRS	66,652	82,560	68,128
U.S. GAAP	64,508	82,231	78,153

Shareholders’ equity:
IFRS	637,281	460,300	516,144
U.S. GAAP	622,941	445,167	511,036

Reconciling adjustments relate principally to the different treatment under U.S. GAAP of deferred revenue, including the adoption of SAB 101, post-retirement benefits, management incentive plan bonds and recognition and amortization of intangible assets. See Note 32 to the consolidated financial statements.

Recent Accounting Pronouncements

On January 1, 2003 Matáv is required to adopt Statement of Financial Accounting Standards (SFAS) No. 143, “Accounting for Asset Retirement Obligations”. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.  The Company is currently evaluating the impact of SFAS 143 on its financial statements.

SFAS 146 “Accounting for Costs Associated with Exit or Disposal Activities” was issued in June 2002, and is effective for exit or disposal activities that are initiated after December 31, 2002. The provisions of the statement change the date of recognition of a liability for a cost associated with an exit or disposal activity from the date of an entity’s commitment to an exit plan to the date when the liability is incurred. The statement also establishes that the fair value is the objective for initial measurement of the liability. Matáv currently does not plan to exit or dispose of any of its significant activities.

SFAS 148 “Accounting for Stock-Based Compensation” is an amendment of SFAS 123 and is to be applied for financial statements for fiscal years beginning after December 15, 2003. The statement was issued to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of the preceding statement to require more prominent disclosures in the financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on the reported results. The Company is currently evaluating the impact of SFAS 148 on its financial statements.

RESEARCH AND DEVELOPMENT

Matáv has a separate organization called PKI Telecommunications Development Institute for the performance of research and development (“R&D”) tasks needed for meeting the demands of the rapidly changing market through development of its telecommunications networks and service platforms. The institute is in close cooperation with strategic partners, domestic and international development organizations.

The R&D field of Matáv is facing new challenges due to the convergence of telecommunications, media and information technology.

Significant resources are devoted to upgrading Matáv’s digital backbone network. The DWDM technology was introduced in order to be able to satisfy the backbone network demands raised in connection with broadband services, for example quick Internet access and broadband IP-VPN. In the last two years Matáv rolled out a wide range of broadband access technologies (ADSL, cable television, optical access network, 3.5 GHz point to multipoint systems, managed leased line technologies) to satisfy the increased bandwidth demand. The Company is making preparations for interconnection and convergence of the currently separate voice and data networks.

Matáv is continuously developing its data communications and IP network and services to be able to satisfy broadband demands. The Company developed its first concept of a national, high speed IP network built on DWDM and Gigabit Ethernet. Matáv has also developed European Union conform solution products (Intelligent City, etc.). The Company has laid the foundations of establishing city networks (“CityNets”) to satisfy special demands of our key customers. In addition to basic IN services, such as toll free, shared cost and premium rate services, Matáv has developed new services, such as televoting, world card, drop charge (access to information for one off fee) and virtual private network. As an upgrade of the existing voice mail platform the subscribers of the fixed network can be informed about the receipt of a message through an SMS sent to their GSM set. In 2002 Matáv introduced the fixed-SMS service, which allows fixed line subscribers to use the popular SMS. PKI developed a public Internet terminal where payment is realized by chip cards. In addition to its traditional telephony and Internet browser function, the terminal is capable of supporting almost all existing multimedia forms of data transfer, such as Internet telephony, video telephony and the downloading of data even to mobile phones. Matáv also developed a system supporting remote reading of meters, which is able to provide information services essential for companies operating in the energy sector. Matáv made preparations to introduce the WLAN technology in the access network for hot spot applications.

On April 1, 2002 DT, T-Systems International, T-Systems Hungary and Matáv founded the T-Systems Regional Innovation Center (“RIC”) in Budapest.

RIC’s mission is to become a regional competence center for the development of T.I.M.E.S (Telecommunications, Information Technology, Multimedia, Entertainment, Security Services) market business ideas.

RIC is designed to increase the success of DT as well as Matáv in developing technologically innovative solutions, technology and/or knowledge based business performance. Its main goals are to

•                  exploit  the innovation networking potential of DT;

•                  establish an R&D competency center to provide state of the art technical support and assistance focusing on key new areas;

•                  provide career opportunities for young engineers in Hungary;

•                  benefit from the competitive advantage of Hungarian human resource cost;

•                  strengthen the relationship with universities and international development centers; and

•                  increase the efficiency of recruiting activities from Hungarian universities to DT, Matáv and international markets.

Being an environment conscious company, Matáv is continuously working to reduce the environmental impacts of its products and services and to preserve resources. The first special info-communication system to be applied in the domain of environment protection was worked out for Aggtelek National Park in the frame of an environment protection development project. The first phase of the project was completed in the spring of 2002, while the termination of the second phase is expected at the end of 2003. The national park authorities show great interest in the system.

ITEM 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Board of Directors

Under Hungarian law, the Board of Directors is responsible for the Company’s management and decides on matters other than those that must be determined by shareholders. The Board of Directors is required to report to the shareholders at the annual general meeting of the shareholders and quarterly to the Supervisory Board on the business administration, state of assets and business policy of the Company.

Pursuant to the Company’s amended Articles of Association, the Board of Directors consists of a minimum of six and a maximum of 11 members elected at the annual general meeting of the shareholders for a term of one year. One current director was nominated by the holder of the Series “B” share pursuant to the Articles of Association; six of the current directors were nominated by MagyarCom and two of the current directors were elected upon proposal by other shareholders of the Company.

Meetings of the Board of Directors are held at least four times a year. Meetings of the Board of Directors require the presence of six members for a quorum. Each member has one vote. The Board of Directors passes resolutions by simple majority vote.

On December 31, 2002, the members of the Board of Directors, their principal occupations and the years of their original election were as follows:

Name	Age	Principal Occupation	Member since

Elek Straub	58	Chairman and Chief Executive Officer of Matáv	1995
Michael Günther	58	Head of Corporate Finance of T-Mobile International	2002
Dr. Sándor Csányi	49	Chairman and Chief Executive Officer of OTP Bank	2000
Gyula Gansperger*	39	N.a.	2000
Fridbert Gerlach	45	Vice President Regional Build-up and Integration, Central and Eastern Europe and Middle East, DT	2001
Jan Geldmacher	41	Director of Telecommunications Services, T-Systems International	2002
Dr. Klaus Hartmann	41	Chief Financial Officer of Matáv	2000
Hans Albert Aukes	53	Member of the Board of Management T-Com, International Business	2002
Dr. Mihály Patai	49	Chairman and Chief Executive Officer of Hungária Biztosító	1998

* Representative of the holder of the Series “B” Share.

Other Principal Directorships of Members of the Board of Directors

Name	Position held	Company

Elek Straub	Chairman of the Board of Directors	Westel
Michael Günther	Member of the Board of Management	T-Mobile International AG, Germany
	General Manager	Smaragd Telekommunikationsdienste GmbH
	Chairman of the Board of Directors	RadioMobil a.s., Czech Republic
	Chairman of the Board of Directors	EuroTel Bratislava, a.s., Slovak Republic
	Vice-Chairman of the Board of Directors	Westel
	Vice-Chairman of the Supervisory Board	Polska Telefonia Cyfrowa Sp. Z. o.o., Poland
	Member of the Board of Directors	Mobile Telecommunications Systems (MTS), Russia
	Member of the Supervisory Board	Hrvatske Telekomunikacije d.d. Zagreb, Croatia
	Member of the Supervisory Board	Zeta GmbH, Germany
	Member of the Board of Directors	Cmobil B.V., The Netherlands
Dr. Sándor Csányi	Chairman of the Board of Directors	OTP Bank Rt.
	Member of the Board of Directors	MOL Rt.
	Chairman of the Supervisory Board	OTP Garancia Biztosító Rt.
	Chairman of the Supervisory Board	Gyulaj Erdészeti és Vadászati Rt.
	Chairman of the Supervisory Board	Csányi Pincészet Rt.
Gyula Gansperger	None
Fridbert Gerlach	Member of the Board of Directors	RadioMobil, a.s., Czech Republic
	Member of the Board of Directors	Slovenske Telekomunikacie, a.s., Slovak Republic
	Member of the Supervisory Board	Polska Telefonia Cyfrowa z.o.o, Poland
	Member of the Board of Directors	EuroTel Bratislava, a.s., Slovak Republic
	Member of the Board of Directors	PragoNet, a.s., Czech Republic
	Member of the Board of Directors	Westel
	Member of the Supervisory Board	T-Mobile Netherlands
	Member of the Supervisory Board	T-Mobile Austria
Jan Geldmacher	Head of the Supervisory Board	Infonet Deutschland GmbH
	Member of the Supervisory Board	T-Systems Japan
	Member of the Supervisory Board	T-Systems Siris
Dr. Klaus Hartmann	Member of the Board of Directors	Westel
Hans Albert Aukes	Chairman of the Supervisory Board	Hrvatske Telekomunikacije d.d. Zagreb, Croatia
	Member of the Board of Directors	Slovenske Telekomunikacie, a.s.,Slovak Republic
Dr. Mihály Patai	Chairman of the Board of Directors	Allianz Hungária Biztosító Rt.
	Member of the Supervisory Board	Siemens Rt.

Biographies of Members of the Board of Directors

Elek Straub.  Mr. Straub graduated in electrical engineering and business administration from the Budapest Technical University. He has served as Chairman of the Board of Directors since January 1996. He served as the Head of the IT Department of the Ministry of Labor from 1970 through 1980. From 1980 through 1990, he was first the Head and later the Vice President of the IT Division of the Central Statistical Office of the Hungarian government. From 1990 to 1995, he was the General Manager of IBM Hungary. In 1995, he joined Matáv. Mr. Straub became a member of the Operating Committee in 1995, Chairman of the Executive Committee in 1996 and Chairman of the Management Committee in 2000.

Michael Günther.  Mr. Günther has been Chief Officer of T-Mobile International AG responsible for Joint Venture Management since June 2001. He was there Chief Financial Officer since February 2000. After an internship at Osram GmbH in Berlin in the commerce area Mr. Günther studied business administration at the universities of Berlin and Hamburg. In 1971 he started his carrier at Philips-Konzern where he was a commercial executive. From 1987 to 1993 Mr. Günther was member of the Board of Directors of Philips Kommunikations Industrie AG in Nuremberg. In 1994 he joined DeTeSystems, a DT subsidiary, as commercial director. In 1996 Mr. Günther joined DT where he acted as head of financial and controlling division responsible for business customers. From September 1997 to August 2000, Mr. Günther has served as the financial and controlling director at T-Mobil.

Dr. Sándor Csányi.  Dr. Csányi Ph.D. is Chairman and CEO of OTP Bank (National Savings and Commercial Bank Ltd.). He has a degree in finance from the University of Economics, and he is a certified price analyst and a chartered accountant. He started his career at the Ministry of Finance in 1974 and worked for the Ministry of Agriculture between 1983 and 1986. He became Head of Department at Magyar Hitelbank in 1986 and served as Deputy CEO of the Kereskedelmi és Hitelbank between 1989 and 1992. He has been Chairman and CEO of OTP Bank since 1992.

Gyula Gansperger.  Mr. Gansperger graduated from the University of Economics as an economist majoring in finance in 1986. He served as chief accountant in several firms. In 1990, he became owner and managing director of Taxorg Tax Consultants and Accounting Ltd., which developed complete accounting and controlling systems for domestic and foreign companies. He served as a member of the Supervisory Board of ÁPV between 1995 and 1998, headed audits and controlled the company’s business and financial reports. After Mr. Gansperger became CEO of ÁPV in 1998, he restructured the company and prepared it for its new primary function of asset management.

Fridbert Gerlach.  Mr. Gerlach joined DT in 1999 as Vice President Regional Build-up and Integration in the Region Central and Eastern Europe and Middle East. After his graduation in telecommunications from Aachen University in 1983, he worked there as an electrical engineer until 1987 and, during that time, completed his studies in business administration. From 1987 to 1997 he held several management positions within the international division of Alcatel SEL AG in Stuttgart, Germany. Before joining DT in 1999, he worked as director for international joint ventures at T-Mobil.

Jan Geldmacher.  Mr. Geldmacher is Director of T-Systems International GmbH, Telecommunications Services.  After his graduation at the University of Cologne in business administration Mr. Geldmacher started his professional career at NCR/AT&T in Augsburg and Hannover in various sales executive positions, and later worked at AT&T in San Diego, California, USA. After his return in 1996 he held various executive positions in sales areas at Meganet, Vebacom and o.tel.o. In 1999 he joined debis Systemhaus where he was responsible for Network Operations & International Support in the Telecommunications Services area. On August 1, 2000 he took over the International Networks and Portfolio area of DT. Since October 1, 2001 Mr. Geldmacher has been Director of Telecommunications Services at T-Systems International GmbH.

Dr. Klaus Hartmann.  Dr. Hartmann graduated with a Ph.D. in Economics. He also holds an MBA from the University of Birmingham. Prior to his employment with DT, he worked for Arthur Andersen in Germany and as treasurer and operational controller for a subsidiary of the BICC Group. He joined DT in 1995 as Manager of International Capital Markets and became Corporate Treasurer of Global One, a joint venture of DT, France Telekom and Sprint in 1997. He returned to DT’s Bonn Headquarters as Senior Advisor to the CFO in April 2000. He was appointed CFO of Matáv and Vice-Chairman of its Management Committee in November 2000.

Hans Albert Aukes.  Within the framework of the “T-Com” pillar of DT, Mr. Aukes is serving as the temporary head of National Business and as the head of International Business. He plays a significant part in the management of this Telekom pillar, which combines the communications offers for residential customers and small and medium-sized companies. He previously served as Chief Operating Officer. From September 1999, Mr. Aukes held the position of senior executive vice president, network communications, DT’s largest business segment. Prior to that Mr. Aukes was head of strategic Group management in the Division for Corporate Group Strategy, Communication, Auditing and Organization of DT. In 1994 Mr. Aukes was head of commercial Group relations at T-Mobil. In the years 1990 to 1993 he managed the Supervisory Board office of DT and was at the same time personal assistant to the Chairman of the Supervisory Board. Before Deutsche Bundespost Telekom was founded on January 1, 1990, Mr. Aukes was responsible for telecommunications policy at the Bundesministerium für Post- und Telekommunikation (Federal Ministry of Posts and Telecommunications) from 1979 until the end of 1989.

Dr. Mihály Patai.  Dr. Patai started to work at the National Bank of Hungary in 1976 and joined the Financial Research Institute in 1978. Between 1982 and 1988, he served at the Ministry of Finance, Department of International Finances. He became Chairman of the Board at General Banking and Trust Company Ltd. In 1988, he joined the World Bank, Washington DC, then worked as Bank and IFC alternate executive director. He became managing director of Kereskedelmi Bank Rt. in charge of International and Foreign Exchange Operations in 1993 and was appointed Chairman and CEO at Budapest Investment International Inc. in 1996. He has been Chairman of the Board and CEO of Hungária Biztosító since 1996.

Management Committee

Pursuant to the Company’s amended Articles of Association and the amended Rules of Procedure of the Board of Directors, the Board of Directors established a Management Committee in 2000, which is empowered to carry out the day-to-day operations in accordance with the annual business plan. At the end of 2002, the Management Committee consisted of eight members who were the eight chief officers of Matáv. The eight members are as follows:

Name	Age	Position	Member since

Elek Straub	58	Chairman and Chief Executive Officer	2000
László Bodnár	54	Chief Services and Logistics Officer	2000
Dr. Klaus Hartmann	41	Vice-Chairman and Chief Financial Officer	2000
Horst Hermann	47	Chief Strategic and International Officer	2002
Christopher Mattheisen	41	Chief Officer, Head of Residential Services LoB	2002
Manfred Ohl	55	Chief Technical Officer, Head of Network LoB	2000
Dr. Tamás Pásztory	51	Chief Human Resources and Legal Officer	2000
Zoltán Tankó	45	Chief Officer, Head of Business Services LoB	2000

Other Principal Directorships of Members of Management Committee

Name	Position held	Company

Elek Straub	Chairman of the Board of Directors	Westel
László Bodnár	Member of the Board of Directors	TCW Rt.
	Member of the Supervisory Board	Matáv Futball Sportszolgáltató Kft.
Dr. Klaus Hartmann	Member of the Board of Directors	Westel
Horst Hermann	Chairman of the Board of Directors	Stonebridge AD
	Member of the Board of Directors	MakTel, Macedonia
	Member of the Board of Directors	Mobimak, Macedonia
Christopher Mattheisen	None
Manfred Ohl	Member of the Board of Directors	Westel
	Member of the Board of Directors	DeTeLine Budapest
Dr. Tamás Pásztory	Chairman of the Supervisory Board	Investel Rt.
	Member of the Board of Directors	Axelero Rt.
	Member of the Board of Directors	Magyar Posta Rt.
	Member of the Board of Directors	Westel
Zoltán Tankó	Chairman of the Supervisory Board	Linum Foundation

Biographies of Chief Officers

Elek Straub, Chairman and Chief Executive Officer.  See “Biographies of Members of the Board of Directors” above.

László Bodnár, Chief Services and Logistics Officer.  Mr. Bodnár is responsible for the coordination of Matáv’s Information Technology activities. He joined the Miskolc Post Directorate in 1971 and served in positions with increasing responsibilities. He was Director of the Sopron Post Directorate from 1989 until 1990 and Head of the Sopron Telecommunications Directorate from 1990 until 1999. In 1998 and 1999, he supervised the modernization of Matáv’s organization. Since January 1, 1999, he served as Director of the West Hungary Technical Directorate.

Dr. Klaus Hartmann, Chief Financial Officer.  See “Biographies of Members of the Board of Directors” above.

Horst Hermann, Chief Strategic and International Officer.  Mr. Hermann joined DT as an operations manager in 1978. In 1990 he joined DT Headquarters, Corporate Strategy and Regulatory Policy. From 1994 he was Assistant Managing Director for Business Development and Finance in DT’s regional headquarters in Singapore. From 1996 he was responsible for Strategic Planning in the DT’s Bonn headquarters. In April 1998 he joined Matáv to take in charge of Strategy and Business Development. On January 1, 2002 he was promoted to Chief Strategy and International Officer, and is also responsible for Portfolio Management and Matáv’s Group policy on content and media

Christopher Mattheisen, Chief Officer, Head of Residential Services LoB.  Mr. Mattheisen studied economics and finance at Indiana University of Bloomington and at Columbia University, New York. He first came to Hungary in 1990 to start a strategic planning and business consulting company. In 1993, in his capacity as a marketing manager of US West International, Mr. Mattheisen helped to launch the Hungarian, Polish and Czech mobile service operators. He worked as marketing and sales director of Westel between 1993 and 1996. In 1997, he ran the sales and marketing activities of MediaOne in London and later worked in Britain as the business, sales and marketing director of BT’s Cellnet. On September 1, 2002 Mr. Mattheisen took up the job of chief officer of Matáv’s Residential Services LoB.

Manfred Ohl, Chief Technical Officer, Head of Network LoB.  DT appointed Mr. Ohl Chief Technical Officer of Matáv in January 1999. He was Head of the Technical and Network Business Unit of DT in Frankfurt am Main, which is a business unit serving the telecommunications demand of international companies. During the construction of the telecommunications infrastructure in the new federal states of Germany, Mr. Ohl worked for the Headquarters of DT and was responsible for turn-key cable network construction. Then Mr. Ohl was responsible for reconciliation of the Business Plan with the investment demand for network infrastructure in the area of DT and for central coordination of investments.

Dr. Tamás Pásztory, Chief Human Resources and Legal Officer.  Dr. Pásztory graduated in law and organization engineering. He has been the Executive Director of the Human Resources Branch since Matáv’s establishment. He was appointed Deputy Chief Officer of Matáv in July 1995 and Chief Human Resources and Legal Officer of Matáv in February 1996. He joined Matáv’s predecessor in 1969 and has been in various positions in the human resources area since 1980.

Zoltán Tankó, Chief Officer, Head of Business Services LoB.  Mr. Tankó graduated at the Budapest Technical University in electrical engineering. He started as an IT development engineer for Budapest Radio Technology Enterprise in 1980 and for Kőbánya Pharmaceuticals in 1982. He had several positions at Műszertechnika (Instrument technology) starting in 1984, including Chief Telecommunications Officer starting in 1990. He became Director of Matáv’s Business Communications Branch in February 1996.

Supervisory Board

The Supervisory Board is responsible for supervising the administration and control of the Company and for assuring that the Company meets Hungarian legal requirements and the provisions set out in its governing instruments. The Supervisory Board reviews every significant report delivered at the general meeting of the shareholders, proposals by the Board of Directors, financial statements and proposals regarding profit distribution. The Supervisory Board also prepares a report on these topics for the general meeting of shareholders at which the annual report is discussed.

Pursuant to the Articles of Association, the Supervisory Board consists of nine members elected by the shareholders for terms of one year each. The Works Council nominates one third of the Supervisory Board members in accordance with the rules set out to guide the election of employee members. The holder of the Series “B” share has the right to nominate one member of the Supervisory Board. Meetings of the Supervisory Board require a quorum of six members.

On December 31, 2002, the members of the Supervisory Board, their principal occupation and the years of their original election were as follows:

Name	Age	Principal Occupation	Member since

Dr. Klaus Nitschke	42	Head of International Marketing, T-Com	2002
Dr. Erbil Kurt	37	Member of the Board of Management T-Com, Corporate Function	2002
Dr. Ralph Rentschler	42	Member of the Board Management T-Com, Finance and Controlling Function	2002
Géza Böhm	50	Chairman of Hungarian Telecommunications Trade Union	2002
Joachim Kregel	49	Head of Group Auditing at DT in Bonn, and member of the Group Committee for Organizational Projects and of the Central Consulting Committee	2000
Dr. László Pap	59	Budapest University of Technology, Professor, Strategic Vice-rector	1998
Dr. Árpád Herbst	45	Chairman of the Századvég Political School Foundation	2002
Gellért Kadlót	53	Chairman of the Workers’ Council of Domestic Carriers Division, Member of the Central Workers’ Council	2002
Péter Vermes	55	Chairman of Matáv’s Central Workers’ Council	1995

Other Principal Directorships of Members of the Supervisory Board

Name	Position held	Company

Dr. Klaus Nitschke	Member of the Supervisory Board	Slovenske Telekomunikacie, a.s.
Dr. Erbil Kurt	Vice-Chairman of the Supervisory Board Member of the Supervisory Board Member of the Board of Management	GmG Generalmietgesellschaft mbH T-Telmatik Venture Holding GmbH. T-Com
Dr. Ralph Rentschler	Member of the Board of Management Member of the Supervisory Board Member of the Supervisory Board	T-Com Slovenske Telekomunikacie, a.s. Cap Customer Advantage Program GmbH
Géza Böhm	None
Joachim Kregel	None
Dr. László Pap	None
Dr. Árpád Herbst	Chairman of the Supervisory Board Member of the Supervisory Board Member of the Supervisory Board	Duna TV Rt. Elmű Rt. Agrárközpont Kht.
Gellért Kadlót	None
Péter Vermes	None

Biographies of Members of the Supervisory Board

Dr. Klaus Nitschke. Mr. Nitschke is Head of International Marketing T-Com. He is responsible for  improving the operational performance of the Central European affiliate companies of T-Com. After finishing his studies he gained professional experience at consulting companies in the fields of value based company management, strategic development, company mergers and acquisitions. Between September 2000 and March 2002 he was Chief Operating Officer at Bertelsmann eCommerce Group.

Dr. Erbil Kurt.  Mr. Kurt joined Deutsche Telekom as Head of New Business in 1997. Prior to that he worked as a journalist for Der Spiegel, the Neue Zürcher Zeitung and the Cable and Satellite. In 1994 he obtained his PhD and worked in the management of TV Spielfilm. In 1995 he became the Chief Editor of CLT-Digital TV.

Dr. Ralph Rentschler.  Mr. Rentschler became head of Group Controlling in February 2001. After studying economics and gaining a doctorate he worked for four years for Robert Bosch GmbH as an expert advisor on business principles and methods. His areas of responsibility included investment analysis and cost accounting. Later he was Commercial Manager of the Brand Optics Division at Carl Zeiss, where he managed Accounting, Controlling, Data Processing and Purchasing. Mr. Rentschler was head of Group Controlling and the Planning and Reporting Departments at Carl Zeiss from 1992 to 1997. His area of responsibility included production and investment controlling, controlling of affiliated companies, M&A as well as strategic planning. He was also responsible for the accounting of various factories.

Géza Böhm.  Mr. Böhm has been working with Matáv and its legal predecessor since 1970. His functions have been foreman, administrator in charge of transmission investment and SDH project leader. He has been officer of the Workers’ Council since 1993. Since March 2002, he has been the Chairman of the Trade Union of Hungarian Telecommunications Employees.

Joachim Kregel.  Mr. Kregel is an economist. He studied economics and business administration at the University of Bochum. Subsequently, he held various positions at Deutsche Unilever GmbH and Otto Versand GmbH & Co. in Hamburg. Between 1992 and 1995, he headed the Audit Department of Kaufhof Holding AG in Cologne. He has been head of Group Auditing at DT in Bonn since 1996. He is also a member of the Group Committee for Organizational Projects and the Central Advisory Committee. Mr. Kregel is also a member of various committees within the German Institute of Internal Audit.

Dr. László Pap.  Mr. Pap graduated from the Technical University of Budapest as a Telecommunications major. He earned his Ph.D. in 1980 and Doctor of Sciences (the highest degree awarded by the Hungarian Academy of Sciences) in 1992. He has been a professor of the Electrical Engineering Department and Head of the Department of Telecommunications at the Budapest Technical University since 1967. He has obtained numerous patents for his inventions.

Dr. Árpád Herbst.  Mr. Herbst is a university docent at GATE University, Department of Economic Law. He is member of the Board of Directors of ÁPV Rt. and senior advisor of the Minister leading the Prime Minister’s Office since 1998. He is the president of the Századvég Political School Foundation. He is the author and co-author of several books, schoolbooks and university books on economic constitutionalism and economic law.

Gellért Kadlót.  Mr. Kadlót has been working with Matáv since 1970, focusing first on operations, and later on development. Currently, he coordinates the cooperation between the local telecommunications operators and Matáv within the Domestic Carriers Division. Since 1996, he has been the Chairman of the Workers’ Council of the Domestic Carriers Division.

Péter Vermes. Mr. Vermes became a qualified technician in 1972, graduated as a telecommunications engineer in 1975 and as teacher of technical sciences in 1978. Between 1972 and 1986, he worked for the Budapest Regional Directorate and between 1986 and 1997 for the Long-Distance Telecom Directorate. He currently works for the Operations and Maintenance Directorate. He has been Chairman of Matáv’s Central

Workers’ Council since 1993. He was elected as the employees’ representative on the Supervisory Board in 1995 for the first time.

Indemnification of the Board of Directors and the Supervisory Board

Pursuant to the Company’s amended Articles of Association, to the extent permitted by law, the Company is required to indemnify each current and former member of the Board of Directors and the Supervisory Board in certain circumstances. Generally, if such an individual is liable for certain costs or damages in connection with his board position and has acted in good faith, the Company must indemnify him. The Company may maintain insurance on behalf of any member of the Board of Directors or the Supervisory Board against any liability asserted against him and incurred by him in any such capacity, whether or not the Company would have the right to indemnify him against such liability.

Statement of the Board of Directors

“The role of the Board of Directors is to act on behalf of the shareholders in insuring that Matáv operates in a manner that safeguards the interests of shareholders all over the world. Our conduct as Matáv’s governing body will be continuously consistent with performing our fiduciary responsibility and the following values:

•                  accountability to our shareholders;

•                  openness to scrutiny;

•                  transparency of all decisions taken; and

•                  deliberation that will be fair and open but also efficient, timely and orderly.

By accepting to serve on Matáv’s Board we have committed ourselves not to spare neither time nor effort in order to earn the trust of those who have invested in the future of this Company.”

Compensation of Directors and Officers

For the year ended December 31, 2002, the aggregate compensation of the Board of Directors was HUF 7.0 million.

For the year ended December 31, 2002, the aggregate compensation of the members of the Supervisory Board was HUF 7.0 million.

For the year ended December 31, 2002, the aggregate compensation of the members of the Management Committee was HUF 527 million.

Board Practices

Members of the Board of Directors and the Supervisory Board are elected for a term of one year. Members of the Management Committee are elected for an indefinite period.

Work contracts of management employees of the Company contain special provisions regarding entitlements after termination of employment; therefore, the amount of severance is higher than the amount regulated by the applicable provisions of the Labor Code.

Audit Committee members are appointed from the Supervisory Board, and Remuneration Committee members are appointed from the Board of Directors.

The Audit Committee assists in the appointment of independent auditors to be elected by the annual general meeting and reviews the scope of external audit services. The Audit Committee also reviews the annual financial statements of Matáv, taking into account the results of the audits and reviews performed by the independent auditors. The Audit Committee also reviews financial reports submitted to the stock exchanges, banks and regulatory bodies as well as reports prepared by the Company’s internal auditors. Members of the Audit Committee are Dr. Ralph Rentschler, Joachim Kregel and Dr. László Pap. The Audit Committee holds at least three meetings each year.

The Remuneration Committee makes proposals to the Board of Directors regarding remuneration of executive officers, including setting and evaluating bonus targets. Members of the Remuneration Committee are Hans Albert Aukes, Fridbert Gerlach and Dr. Mihály Patai. The Remuneration Committee holds at least two meetings each year.

Employees

Matáv employed 16,114 persons as of December 31, 2002. The following table provides information concerning the number of full-time employees, including full-time equivalents, of Matáv Rt. and its consolidated subsidiaries:

	2000	2001	2002
Matáv Rt.:
Average number of employees	11,573	9,864	9,242
Number of employees at period end	11,227	9,298	9,153

Matáv Rt. and its consolidated subsidiaries:
Average number of employees	14,841	16,914	16,385
Number of employees at period end	14,380	16,633	16,114

The following table provides information on the breakdown of Matáv Rt.’s employees by activity at December 31, 2002.

Branches

Number of employees

Operation and maintenance	4,607
Business services	558
Residential services	1,615
Logistics	897
Finance	586
Research and development	183
Human Resource and Legal	542
Other support	165
Total	9,153

Workforce Reduction and Redeployment.  Centralization, technological improvements and attrition have permitted the Company to reduce the size of its workforce. While overall personnel levels are falling, the number of highly skilled employees is increasing. Matáv expects to further reduce its number of employees. Access lines per fixed line employee increased from 201 at December 31, 1998 to 313 at December 31, 2002. In 2001, Matáv Rt. carried out a restructuring program including a 16 percent headcount reduction. The objective of the restructuring program was to redefine the focus of the Company’s operation and consumption patterns. Matáv reallocated substantial human and financial resources to the mobile communications, data communication and Internet areas.

Employee Representation and Labor Relations.  Matáv Rt. has entered into a collective bargaining agreement with the Hungarian Telecommunications Trade Union. The agreement, which can be terminated by either party with three months’ notice, applies to all Matáv Rt. employees except for the Chief Executive Officer, regardless of their union membership status. Wage terms in the agreement must be renegotiated annually. Under the agreement, employees are generally entitled to specific periods of notice before termination. Furthermore, employees are entitled to a specific amount of severance pay, which depends on the tenure of the employee. Employees are also entitled to welfare benefits as discussed below.

In addition to the collective bargaining agreement, Matáv’s employees are generally covered by the Hungarian Labor Code, Law XXII of 1992, as amended, which imposes various restrictions on the involuntary termination of employment. The Hungarian Labor Code protects employee interests through two different labor organizations: the Trade Union and the Works Council. The Trade Union, as the official representative of employee interests in negotiations relating to the terms of employment, has the right to be informed of all corporate measures that may significantly affect the interests of employees and to commence legal action against the Company for employment-related conduct that infringes an employment rule. In addition, the Works Council directly represents employee interests in dealings with management and decides jointly with the employer on matters involving employee welfare funds and institutions. The Works Council must be informed in semi-annual reports on issues affecting the Company’s economic performance and changes in wages, employment conditions and working hours. The Works Council must also be consulted regarding corporate measures affecting employees. The Works Council elects one-third of the members of the Company’s Supervisory Board.

Under the Hungarian Companies Act, employee representatives on the Supervisory Board are nominated by the Works Council in cooperation with the Trade Union. The composition of the Supervisory Board is approved by the annual general meeting. At least one third of the members of the Supervisory Board must be employee representatives. Currently, three members of the Supervisory Board are employee representatives. These members are Géza Bőhm, Gellért Kadlót and Péter Vermes.

Matáv believes that its relations with its employees are good. Matáv has not experienced any labor strikes or disruptions since its formation.

Pensions and Benefit Programs.  Matáv provides employees with discounted telephone services, subsidized meals, interest-free loans to purchase real estate, discount holiday facilities and other in-kind benefits. In addition to its statutory contributions to governmental health, retirement and unemployment schemes, Matáv contributes to the employees’ voluntary pension fund and supplementary benefits fund, which provide private pension and health insurance benefits supplementing government pension and health benefits. The Company does not, however, guarantee payment by the benefits fund to its members. In 2002, approximately 92 percent of all employees participated in the pension plan and self-help plans. Matáv established a health fund in 1998 that had a membership of 7,738 at the end of 2002.

Share Ownership of Management

The following table sets out information relating to holdings of ordinary shares by the directors and executive officers of Matáv at December 31, 2002:

Name	Title	No. of Shares Owned

Elek Straub	Chairman-CEO	76,338
Dr. Klaus Hartmann	Board Member, CFO	5,000
Dr. Mihály Patai	Board Member	58,190
László Bodnár	Chief Services and Logistics Officer	881
Horst Hermann	Chief Strategy and International Officer	400
Gellért Kadlót	Supervisory Board Member	700
Péter Vermes	Supervisory Board Member	8,800

Convertible bonds

From June 29, 1998 to July 1, 1998, Matáv Rt. issued 7 million convertible bearer bonds, known as the “Management Incentive Program Bond” each with a face value of HUF 1. The holder of a bond could convert it into one newly issued Matáv Series “A” registered common stock with a face value of HUF 100, in accordance with the allocation and conversion rules. On July 1, 1998, 4,231 thousand bonds were allocated to management. In 1999, 402 thousand bonds were forfeited. In 2000 an additional 876 thousand bonds were allocated to management and 283 thousand bonds were forfeited. In 2001, 242 thousand bonds were forfeited.

The Bonds could be converted into newly issued Matáv Series “A” registered common stock over a three year period with one third vesting each year beginning July 1, 1999. Bonds could not be converted after the end of the bond’s term, June 2002. None of the bonds was converted into shares and so all outstanding bonds were forfeited in 2002.

The conversion price of the bonds was the Hungarian Forint equivalent of USD 5.75 per bond, calculated based on the USD/HUF exchange rate quoted by the Hungarian National Bank on the day of conversion, less the face value of the bond, but not less than the initial public offering price of HUF 730 per share.

Compensation costs were not recognized in Matáv’s financial statements for the fair value or the intrinsic value of the bonds granted.

Share options

On April 26, 2002, the annual Shareholders’ Meeting approved the introduction of a new management share option plan and authorized the Company’s Board of Directors to purchase 17 million Series “A” registered ordinary shares, each having a nominal value of HUF 100 as treasury shares.

On July 1, 2002, the Company granted 3,964,600 options to participants of the stock option plan at an exercise price of HUF 933 for the first tranche (exercisable in 2003) and HUF 950 for the second and third tranches (exercisable in 2004 and 2005). The Company’s share price as quoted on the BET (Budapest Stock Exchange) on the grant date was HUF 833 per share. The options have a life of five years from the grant date, meaning that the options are forfeited without replacement or compensation on June 30, 2007.

The option with respect to the maximum of one-third of the shares that can be purchased under the relevant option (first tranche) may be exercised from July 1, 2003 until the end of the term.

The option with respect to the maximum of a further one-third of the shares that can be purchased under the option (second tranche) may be exercised from July 1, 2004 until the end of the term.

The option with respect to the rest of the shares that can be purchased under the option (the third tranche) may be exercised from July 1, 2005 until the end of the term.

Compensation costs were not recognized in Matáv’s financial statements for the fair value of the options granted.

ITEM 7 — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The issued share capital of the Company is HUF 104,281,170,000, consisting of 1,042,811,600 Series “A” ordinary shares and one Series “B” voting preference share. All Series “A” ordinary shares have a nominal value of HUF 100 and the Series “B” Share has a nominal value of HUF 10,000. The holder of the Series “B” Share enjoys certain preferential voting and other rights. See “Item 10 — Additional Information — Voting Rights and Voting — Series “B” Share” and “Transfer of Shares”.

Ordinary shares outstanding as of December 31, 1999 amounted to 1,037,281,600 shares. In June 2000, 630,000 ordinary shares of the Company were registered, which increased Matáv Rt.’s number of registered ordinary shares to 1,037,911,600. Of the newly issued shares, 77,270 ordinary shares were issued outside Matáv. Consequently, the number of shares outstanding increased to 1,037,358,870 shares.

In 2002, the remaining 552,730 shares from the June 2000 transaction issue were issued outside Matáv. In addition, as a result of the new management stock ownership program launched in 2002, the Company issued 4,900,000 shares of common stock, which were repurchased immediately. As a result, the number of registered shares increased to 1,042,811,600.

MagyarCom purchased a 30.1 percent interest in Matáv from the ÁPV on December 22, 1993. On December 22, 1995, MagyarCom acquired from the ÁPV an additional 37.2 percent interest, raising its stake to 67.3 percent. In connection with the Company’s initial public offering, both MagyarCom and the ÁPV collectively sold 272,861,367 shares. In June 1999, the ÁPV sold its remaining 5.75 percent stake in Matáv during a secondary offering. The total number of shares sold was 60,096,515, out of which MagyarCom sold 581,319 shares in connection with a greenshoe option. Information concerning Matáv’s ownership structure as of December 31, 2002 is set out in the following table:

Shareholder	Number of shares	Percentage of share capital

MagyarCom	617,478,081	59.21
Publicly traded(1)	420,433,519	40.32
Treasury shares	4,900,000	0.47
	1,042,811,600	100.00
Holder of Series “B” Shares(2)	1
	1,042,811,601

(1)      Of Matáv’s publicly traded shares, JP Morgan Chase Bank had 29,829,244 ADRs, evidencing 149,146,220 shares on its accounts as of December 31, 2002, for registered holders, such amount representing 14.38 percent of the total shares outstanding. Matáv does not know whether this percentage may be indicative of the percentage of its ordinary shares held by U.S. persons. Also, the members of the Board of Directors, Supervisory Board and the management own a total of 150,309 shares.

(2)      Par value of Series “B” Share is HUF 10,000.

One current director was nominated by the holder of the Series “B” Share pursuant to the Articles of Association, six of the current directors were nominated by MagyarCom and two of the current directors were elected upon proposal of other shareholders of the Company. MagyarCom therefore controls Matáv.

SBC and DT managed and operated MagyarCom jointly until SBC’s 50 percent ownership in MagyarCom was transferred to DT in a transaction with a value based on Matáv Rt.’s share price as of market closing on June 30, 2000 in accordance with the terms of the shareholders’ agreement between DT and SBC.

The Hungarian State.  The Hungarian State has significant influence over Matáv’s activities as the holder of the Series “B” Share through the Minister, as the regulator of the Hungarian telecommunications sector and as Matáv’s largest customer. Ownership of the Series “B” Share gives the Hungarian state, through the Minister, certain special rights in the election of one member of each of the Board of Directors and the Supervisory Board and the right to require the Ministry’s consent for certain other decisions taken at the general shareholders’ meeting. The Hungarian State, acting through the Ministry and various regulatory bodies under its supervision, also exercises regulatory control over Matáv’s telecommunications activities.

Related party transactions

MagyarCom GmbH

The Company is majority owned by MagyarCom GmbH (59.49 percent), which is owned by Deutsche Telekom AG. Matáv paid dividends of HUF 6,792 million to MagyarCom GmbH in 2002 and HUF 6,174 million in 2001.

Matáv incurred no revenues or expenses for the three-year period ending December 31, 2002 nor receivables and payables at the end of 2001 or 2002.

MagyarCom Services Kft.

MagyarCom Services Kft., a Hungarian company owned by DT, provides Matáv with management and consultancy services. The total service fees charged in 2000, 2001 and 2002 amounted to HUF 2,478 million and HUF 1,563 million and HUF 2,028 million, respectively. Matáv had outstanding payables to MagyarCom Services Kft. of HUF 573 million at December 31, 2002 (HUF 515 million at December 31, 2001). Matáv had no amounts receivable from MagyarCom Services Kft. as of the same dates.

Deutsche Telekom Group

Matáv had telecommunications revenues amounting to HUF 7,589 million, HUF 5,992 million and HUF 5,168 million in 2002, 2001 and 2000, respectively, from other Deutsche Telekom Group members. Operating expenses to Deutsche Telekom Group members amounted to HUF 4,852 million in 2002, HUF 5,900 million in 2001 and HUF 4,658 million in 2000.

Matáv had outstanding payables to other Deutsche Telekom Group members of HUF 833 million at December 31, 2002  and HUF 344 million at December 31, 2001. Matáv had amounts receivable from other DT Group members amounting to HUF 1,731 million in 2002 and HUF 644 million in 2001.

Included in loans from related parties is a HUF denominated loan in an amount of HUF 73,675 million received from Deutsche Telekom Finance B.V. The loan is subject to fixed 9.36 percent interest rate, repayable in one amount on January 31, 2006. Interest payments are due semi-annually.

Included in loans from related parties is a EUR denominated loan in an amount of HUF 162,771 million (EUR 690 million) received from Deutsche Telekom Finance B.V. The loan is based on a variable rate of EURIBOR plus 50 basis points and repayable in one amount on August 14, 2003. Interest payments are due quarterly. EUR 525 million of the loan is subject to various cross-currency interest rate swap agreements.

Related to the swap agreements concluded with DT, Matáv had interest expense of HUF 5,040 million in 2002 included in the gains and losses on swap agreements. Accrued interest at December 31, 2002 amounted to HUF 1,041 million included in the fair value of the swap agreements in other non current liabilities.

Related to the loan agreement concluded with Deutsche Telekom Finance B.V., Matáv had interest expense of HUF 13,654 million in 2002 and HUF 3,846 million in 2001. Accrued interest at December 31, 2002 amounted to HUF 4,298 million  and HUF 1,918 million in 2001, which were included in accrued expenses.

Deutsche Telekom has pledged its support for Matáv’s financing needs through to June 30, 2004.

Governments

Matáv provides services to Government departments and businesses in Hungary and Macedonia on arm’s length basis; however, individually none of these customers represent a significant source of revenue.

Associates

Hunsat is a joint venture founded by the Company (50 percent) and Antenna Hungária Rt. The revenues of Hunsat include membership fees paid by the establishing owners and subsidies received from an international space communications organization. Costs incurred by Matáv including payment of these membership fees amounted to HUF 160 million in 2002, HUF 269 million in 2001 and HUF 324 million in 2000. Any profits made by Hunsat are repaid to the joint venture partners.

As MRTL, the Hungarian television broadcast company, in which Matáv has a 25 percent share of ownership, operates mostly through production agencies, the transactions between MRTL and Matáv are insignificant.

ITEM 8 — FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS

See “Item 17. Financial Statements” and pages F-1 through F-43.

OTHER FINANCIAL INFORMATION

Legal proceedings

Legal proceedings at the competent court, affecting Matáv in excess of 60 Million HUF

Forum-Tel Kft. (Pismányi Portfolió Kezelő Kft.) has a claim for HUF 2,313 million against Matáv Rt. for breach of contract.  The Procurement Directorate of Matáv Rt. declared on September 17, 1999, that its tender of May 5, 1999 for the procurement of coax cables and connectors was terminated.  The Claimant argues that the contract with the content specified in the tender had been concluded so that Matáv would be obligated to ship cable television materials.  The court refused the claim with its first instance judgment due to the fact that the terms and conditions of establishing a contract were not realized. The Claimant has submitted an appeal, and Matáv expects the court to hear the appeal.

PG Ingatlanforgalmazó Kft. has a claim for HUF 869 million against Matáv Rt. for breach of contract.  The Claimant argues that they established with Matáv a sale and purchase contract for the purchase of property at Budapest, VI Nagymező str. 54-56.  It is expected that the court will rule for the Claimant.  The parties have jointly requested an adjournment of the hearing on December 17, 2002 and are in the process of negotiating an out of court settlement.  The first instance court refused the claim on May 6, 2003.

V.R.A.M. Távkozlési Rt. (Vodafone) has a claim for HUF 75 million against Matáv for breach of contract.  The Claimant argues that Matáv breached an interconnection contract between the parties, dated November 15, 1999 by failing to collect and transfer the sum collected from the local carriers to the Claimant. According to Matáv’s position, the claim is ill-founded, and Matáv has filed its defense. The first instance hearings are currently being held.

József Czifra and Ferenc Nagy, Hungarian Receivables Management Rt. and KELMIS Financial Consulting and Services Kft. have a claim for HUF 405 million against Emitel and Telekábel for breach of contract. Emitel concluded a framework agreement with Telekábel in 1995 under which Telekábel would construct a telecommunications network. Based on this framework contract, Emitel entered into separate individual contracts to building the telecommunications network of six localities. In July 1997, Emitel and Telekábel amended the contract. The creditors of Telekábel, now under liquidation, are now challenging the amendment and have filed this claim for compensation of damages. The original claim is comprised of three items:

•                  late payment interest of the capital deductions, which the Claimants argue is unlawful;

•                  late payment interest of the allegedly late payment of Emitel; and

•                  subscription fees collected from connected subscribers prior to the technical transfer-receipt procedure.

According to Emitel, the amendment is valid and does not detract from the creditors’ rights.  The first instance court refused the claim.  Upon appeal, the Supreme Court made a partial decision - it partially annulled and partially approved the first instance judgment - and has ordered a new hearing regarding the annulled part.

NET VOICE Kft. has a claim for HUF 174 million against Westel for breach of contract.  Westel and the Claimant agreed in a service contract, dated January 9, 2001, that Westel would provide the Claimant with IP based dedicated business service network service.  Westel argues that the Claimant materially breached the contract while using the service by reselling the service for profit, which is contrary to the terms of the contract. Westel terminated the contract with immediate effect on January 29, 2002 and ceased to provide the service. The Claimant argues that the Undertaking Conditions of the contract were so unfair that they were able to cause damage to the Claimant besides providing unjustified and unilateral advantages to Westel. Westel has requested that the court refuse the claim and is supported by the opinion of the Telecommunications Authority.

Vivendi Rt has a claim against a CAC’s decision. This decision relates to all of mobile telephone service providers in Hungary, including Westel, for unlawful termination fees offered by the providers. The CAC:

•                  declared that the fees were unlawful because Westel did not calculate its network fees as required by the Communication Act and required Westel to apply lawful prices;

•                  dismissed the claim of Vivendi to oblige Westel to return the extra revenue gained by its unlawful behavior; and

•                  required Westel to conclude the relevant interconnection contract.

Westel has challenged the decision in court, the hearing of the court of appeal is expected. According to Westel’s position, the claim is ill-founded and Westel has filed its defense.

In November 2002, the CAC designated Westel as having SMP in the relevant market of national interconnection. Westel, per statutory obligations, filed its cost calculation methodology and relevant cost/tariff data based on the mandatory LRIC model, as provided for by the law. Pannon was also designated by the CAC as having SMP in the same relevant market, but it chose to appeal the decision and refused to submit its cost data and LRIC model. In order to avoid a competitive disadvantage and to seek non-discriminatory treatment, Westel filed an official request with the CAC for a temporary staying order for the execution of the decision regarding the implementation of its SMP obligations until the final settlement of the judicial review initiated by Pannon. The court of first instance put a staying order on the execution of the SMP decision with respect to Pannon but this order was appealed successfully by the CAC. Assuming that Pannon will appeal the said decision at the Supreme Court, Westel filed a petition with the Municipality Court of Budapest, seeking remedies to restore the non-discriminative treatment by the CAC. Both above referenced cases are pending.

Westel has withdrawn the LRIC model, which it originally filed in December 2002, because the legal situation is unclear and no valid regulation is in place regarding LRIC model guidelines. Lack of any such guidelines means that equal treatment of market participants cannot be ensured. The Chairman of CAC informed Westel that the CAC accepted the withdrawal, however, the CAC must officially continue with the procedure as official one and gave Westel 30 days to file a new LRIC model. Westel filed an appeal against such decision on procedural grounds as the CAC has no right by law to continue the procedure as an official one.

Legal dispute over alleged tapping in the service area of MakTel with the value of 3,328,410 EUR. The claimants (who are private individuals) claim that their personal rights were violated by the tapping and recording of their telephone conversations. In January 2001 the leader of the opposition (the present Prime Minister) published his accusations about widespread tapping of phone lines across Macedonia. He published shorthand written texts of telephone conversations as proof of the allegation. The claimants, among other things, claim compensation for damages. This is the first case of this type, there is no precedent so far, therefore we can not forecast the outcome of the case.

Procedures at the Competition Office affecting Matáv in excess of 60 million HUF

The Competition Office initiated a procedure against Matáv Rt., Westel, Westel 0660, Pannon and V.R.A.M Rt. (Vodafone) for concerted market practices regarding fixed-to-mobile and mobile-to-mobile call termination on February 7, 2002. The report closing the investigation procedure suggests that the Competition Council:

•                  states that Westel’s and Pannon’s fixed-to-mobile terminating fees breach the prohibition of abuse of dominant position;

•                  states that the strategy of Westel and Pannon to set prices at the same level breaches the prohibition of abuse of dominant position; and

•                  states that certain provisions of the network contracts concluded by all mobile telephone service providers breach the prohibition on concerted market practices.

The investigation report proposes to impose a penalty in the amount of HUF 1,932 million for Westel and HUF 33 million for Westel 0660.

The investigation report proposes to terminate the procedure against Matáv Rt. Westel claims that the Competition Council investigation must end with lifting all charges against Westel. Westel expressed in its submission to the Competition Council, dated on December 2, 2002, that the investigation report is groundless in several points. It is expected that the Competition Council will hold a hearing. The affected parties may submit their appeal against the decision of the Competition Council at the Court, and the Court has the authority to change the resolution of the Competition Council.

Procedures at the tax authority affecting Matáv in excess of 60 million HUF

Westel is involved in a legal dispute regarding the refund of the VAT paid to Austrian roaming partners. Westel concluded a contract with Cash Back Hungary Kft. in 1995 to administer the VAT refund from the invoices of the roaming partners. According to the claim of Westel, the sum in question is ATS 16,611,140 for 1995 to 2000 and EUR 832,507 for 2001. On January 21, 2002, Cash Back Kft. informed Westel that the Austrian Tax Authority refused to refund the VAT and stated that Westel would have to pay taxes in Austria to claim the VAT refund since the tax of the roaming traffic of Westel customers using the service in Austria has to be paid in Austria. The Austrian Tax Authority claims that the VAT refund to the foreign tax payer is unlawful. Westel finds it necessary to initiate an interstate harmonization and the revision of EU principles due to being double taxed. According to the legal standpoint of Matáv, the outcome of the case heavily depends on the first instance resolution of the Austrian court, since the basis of the legal dispute is the interpretation of the EU directives and the revision of the directives will finally have to be requested from Brussels. This may result in lengthy procedures.

Dividend Policy

The shareholders have approved the payment of cash dividends of HUF 18,682 million, equal to HUF 18 per share, from the Company’s consolidated net income for 2002. This amount corresponds to 27.4 percent of 2002 net income. The record date for payment of the dividends is May 27, 2003.

Under Hungarian law, the Company is permitted to pay annual dividends out of profits and profit reserves, determined on the basis of the annual unconsolidated accounts prepared in accordance with Hungarian Accounting Regulations, following a declaration at the annual general meeting of shareholders. Prior to the approval of the annual unconsolidated accounts, the Company’s shareholders at a general meeting may also declare a dividend advance on the basis of an interim set of financial statements. Under Hungarian law, the general meeting of shareholders may decide to declare a higher or lower dividend than that recommended by the Board of Directors, provided that the Company’s shareholders’ equity under Hungarian Accounting Rules would still meet the statutory requirements following the dividend. The general meeting of shareholders may also decide not to declare a dividend, even if the Board of Directors recommends one. The Company distributes dividends to holders of shares duly registered in the shareholders’ register as the legal owners of shares on the date determined by the general meeting to be the dividend record date.

The determination of whether to pay dividends and of the amount of dividends paid, depends upon, among other things, the Company’s earnings, financial condition and cash requirements, applicable restrictions on the payment of dividends under Hungarian law and any other factors the Board of Directors may consider relevant. As of December 31, 2002, the profit reserves available for distribution were approximately HUF 260,000 million.

The Company will declare any cash dividends in Hungarian Forints. In the case of shares represented by ADSs, the cash dividends are paid to the depository and converted into and paid in U.S. dollars at the prevailing rate of exchange, net of conversion expenses of the depository and applicable Hungarian withholding tax. Fluctuations in exchange rates will affect the amount of dividends that ADS holders receive. Dividends paid to non-Hungarian holders, including U.S. holders, of shares or ADSs may be converted into foreign currency and repatriated, subject to Hungarian withholding tax.

In the medium term, Matáv’s strategic priority further remains that of finding value-creating acquisitions. These potential future transactions require that balance sheet flexibility be maintained. According to Matáv’s current estimation, this would be achievable with a net debt ratio (net debt to net debt plus equity plus minority interest) in the range of 30-40 percent. Matáv will aim to further increase the dividend payment in Hungarian Forint terms, while keeping within the aforementioned net debt ratio range. This new dividend policy is not only dependent on the acquisition opportunities that may arise, but also on the future financial position of the Matáv as well as general market conditions.

Significant changes

No significant change has occurred since the date of the annual financial statements included in this annual report.

ITEM 9 — THE OFFER AND LISTING

In November 1997, shareholders of Matáv completed a Hungarian and international initial public offering of shares. Matáv shares were listed in the “A” category of the Budapest Stock Exchange, and Matáv ADSs, each representing five ordinary shares, were listed on the New York Stock Exchange. The total number of shares sold in the initial public offering was 272,861,367, or 26.31 percent of the total outstanding shares, for an aggregate offering price of over U.S. dollar 1.0 billion. The offer price was HUF 730 per share and U.S. dollar 18.65 per ADS.

In June 1999, the ÁPV sold its remaining 5.75 percent stake in Matáv through a secondary offering. The total number of shares sold was 60,096,515, out of which MagyarCom sold 581,319 shares in connection with a greenshoe option. The offer price was HUF 1,273 per share and U.S. dollar 26.50 per ADS. The ADSs are eligible for quotation and trading on SEAQ International.

Trading on the New York Stock Exchange

The table below sets forth the high and low closing sales prices for the ADSs on the New York Stock Exchange for the periods indicated:

	Price per ADS
	High	Low
	(U.S.$)

1998	33.25	19.00
1999	36.50	24.94
2000	49.00	15.94
2001	23.75	11.32
First Quarter	23.75	13.95
Second Quarter	17.35	13.37
Third Quarter	14.80	11.32
Fourth Quarter	17.03	13.35
2002
First Quarter	19.02	16.12
Second Quarter	19.83	15.75
Third Quarter	17.79	14.99
Fourth Quarter	19.34	13.89
October	15.94	13.89
November	18.98	15.69
December	19.34	17.68
2003
January	19.55	17.52
February	17.68	16.29
March	16.98	15.89

Source: Bloomberg

Trading on the Budapest Stock Exchange

The table below sets forth the high and low closing sales prices for the shares on the Budapest Stock Exchange for the periods indicated:

	Price per Share
	High	Low
	(HUF)

1998	1,411	859
1999	1,791	1,150
2000	2,655	958
2001	1,318	571
First Quarter	1,318	858
Second Quarter	1,039	792
Third Quarter	835	571
Fourth Quarter	975	735
2002
First Quarter	1,056	905
Second Quarter	1,052	775
Third Quarter	870	750
Fourth Quarter	924	685
October	778	685
November	897	755
December	924	808
2003
January	868	791
February	800	736
March	785	711

Source: Bloomberg

ITEM 10 – ADDITIONAL INFORMATION

Share Capital

The issued share capital of the Company is HUF 104,281,170,000, consisting of 1,042,811,600 Series “A” ordinary shares and one Series “B” voting preference share. All Series “A” ordinary shares have a nominal value of HUF 100 and the Series “B” Share has a nominal value of HUF 10,000. The holder of the Series “B” Share enjoys certain preferential voting and other rights described below.

Ordinary shares outstanding as of December 31, 1999 amounted to 1,037,281,600 shares. In June 2000, 630,000 new ordinary shares of the Company were registered, relating to the 7,000,000 convertible management bond program. These new shares increased Matáv Rt.’s number of registered ordinary shares to 1,037,911,600. Of the newly issued shares, 77,270 ordinary shares were issued outside Matáv; therefore, the number of shares outstanding increased to 1,037,358,870 shares. This amount included 96,097 treasury shares held by Matáv as of December 31, 2001.

In 2002, the remaining 552,730 shares from the June 2000 transaction issue were issued outside Matáv. In addition, as a result of the new management stock ownership program launched in 2002, the Company issued 4,900,000 shares of common stock, which were repurchased immediately. As a result, the number of registered shares increased to 1,042,811,600. This amount includes 4,900,000 treasury shares held by Matáv as of December 31, 2002.

Option to Purchase Securities from Registrant or Subsidiaries

(a) Convertible bonds

From June 29, 1998 to July 1, 1998, Matáv Rt. issued seven million convertible bearer bonds, known as the “Management Incentive Program Bond”, each with a face value of HUF 1. The holder of a bond could convert it into one newly issued Matáv Series “A” registered common stock with a face value of HUF 100, in accordance with the allocation and conversion rules. On July 1, 1998, 4,231 thousand bonds were allocated to management. In 1999, 402 thousand bonds were forfeited. In 2000 an additional 876 thousand bonds were allocated to management and 283 thousand bonds were forfeited. In 2001, 242 thousand bonds were forfeited.

The Bonds could be converted into newly issued Matáv Series “A” registered common stock over a three year period with one third vesting each year beginning July 1, 1999. Bonds could not be converted after the end of the bond’s term, June 2002. None of the bonds was converted into shares and so all outstanding bonds were forfeited in 2002.

The conversion price of the bonds was the Hungarian Forint equivalent of USD 5.75 per bond, calculated based on the USD/HUF exchange rate quoted by the Hungarian National Bank on the day of conversion, less the face value of the bond, but not less than the initial public offering price of HUF 730 per share.

Compensation costs were not recognized in Matáv’s financial statements for the fair value or the intrinsic value of the bonds granted.

(b) Share options

On April 26, 2002, the annual Shareholders’ Meeting approved the introduction of a new management share option plan and authorized the Company’s Board of Directors to purchase 17 million Series “A” registered ordinary shares, each having a nominal value of HUF 100 as treasury shares.

The objective of issuing the convertible bonds was to establish a closer tie between the interests of shareholders and management in the performance of the Company. The new stock option plan is modeled on the principles of the plan currently in place at DT however its parameters have been tailored to operate within local market conditions and legal constraints.

Main parameters of the program:

•                  320 senior and middle-level managers are eligible to participate in the program. Eligibility and the number of options granted are determined on the employees’ position within the organization. To obtain the total amount of options a manager has to have at least one year’s employment in the appropriate position, otherwise he gets a pro-rated amount. The size of grants is established in proportion to the annual gross income, as follows:

1.	Chief Executive Officer and Chief Officers	45 percent

2.	Directors and Deputy directors	22 percent

3.	Heads of Department	11 percent

•                      The options will be issued annually, in three installments in three consecutive years until the third anniversary of the start of the program.

•                      For the total duration of the program, the total number of shares potentially attainable through the exercise of the options will be 17 million. The breakdown for the three years is as follows: 4.9 million in 2002, 5.6 million in 2003 and 6.5 million in 2004.

•                      Options have a life of five years and options not exercised after five years from the date of grant will expire.

•                      The options issued are subject to a graded vesting provision under which the employee may not exercise any options until the first anniversary of the grant, at which time one third of the options will vest. The remaining options will vest over the next two years in equal installments such that all options will be exercisable as of the third anniversary of the grant date.

•                      The option price is the lower of the closing market price on the date of the grant or the weighted average stock exchange price of the month preceding the grant. The option exercise price is the option price plus a 10 percent premium plus a certain percentage to eliminate the inflation effect. The exercise price in either instance will equal or exceed the fair market value on the grant date.

•                      Matáv funds the option exercises by transferring from Treasury the appropriate number of shares acquired through exercise to the respective employee upon receipt of the necessary funds. Once the shares are delivered, Matáv will not undertake any responsibility with respect to the employees’ sale of those shares.

On July 1, 2002, the Company granted 3,964,600 options to participants of the stock option plan at an exercise price of HUF 933 for the first tranche (exercisable in 2003) and HUF 950 for the second and third tranches (exercisable in 2004 and 2005). The Company’s share price as quoted on the BET (Budapest Stock Exchange) on the grant date was HUF 833 per share. The options have a life of five years from the grant date, meaning that the options are forfeited without replacement or compensation on June 30, 2007.

The option with respect to the maximum of one-third of the shares that can be purchased under the relevant option (first tranche) may be exercised from July 1, 2003 until the end of the term.

The option with respect to the maximum of a further one-third of the shares that can be purchased under the option (second tranche) may be exercised from July 1, 2004 until the end of the term.

The option with respect to the rest of the shares that can be purchased under the option (the third tranche) may be exercised from July 1, 2005 until the end of the term.

Compensation costs were not recognized in Matáv’s financial statements for the fair value of the options granted.

The financing structure of the program:

To start the program, the annual Shareholders’ Meeting authorized the Company’s Board of Directors to purchase 17 million Series “A” registered ordinary shares and empowered the Board of Directors to decide on the timing of the capital raises as needed for the plan’s operations when the granted options become exercisable.

In 2002 the Board of Directors raised the capital by 4.9 million shares in the framework of a closed-circle capital raise in compliance with take-over regulations set forth in the Act on Equity Markets.

Matáv will purchase treasury shares equal to the amount of vested options in order to provide physical shares to the employees upon the exercise of their options. The General Meeting empowered the Board of Directors to authorize the repurchase of the necessary shares into the treasury.

Expected EPS dilution:

The number of the shares will increase during the program as described above and assuming a given earnings figure, it will result in the following maximal EPS dilution: 0.47 percent in 2002, 0.53 percent in 2003 and 0.62 percent in 2004, resulting in a cumulative EPS dilution of 1.61 percent for the three years.

Memorandum and Articles of Association

Matáv is a company limited by shares. As an association, it is organized by the Act CXLIV of 1997 on Business Associations and registered in the Court of Registration in Budapest, under the entry number 01-10-041928. The purpose of the Company is identified in paragraph 1.6 in its Articles of Association as follows: The Company is authorized to provide public telephony services within the entire territory of the Republic of Hungary, along with certain closely related auxiliary services.

Corporate Governance

Hungarian stock corporations are governed by three separate bodies: the general meeting of shareholders, the supervisory board and the board of directors. Their roles are defined by Hungarian law and by the Company’s memorandum and articles of association and may be described generally as follows:

General Meeting of the Shareholders

The supreme decision making body of the Company is the general meeting of shareholders. If required, extraordinary general meetings may be held at any time. A general meeting is convened as frequently as set forth in the deed of foundation, but at least once a year.

The Board of Directors must call an annual general meeting to approve the audited financial statements for the prior year. Shareholders holding at least one-tenth of the outstanding shares may require the Board of Directors to hold an extraordinary general meeting. The Board of Directors and the Supervisory Board also have the right to call an extraordinary general meeting. The Court of Registration may call a general meeting if, following the request of shareholders holding at least one-tenth of the outstanding shares, the Board of Directors fails to take any action within 30 days, or if the Board of Directors fails to call a general meeting within the periods prescribed by law or the Articles of Association.

The Board of Directors must call a general meeting within eight days in order to take necessary measures when:

•             due to losses, the equity of the company has decreased to two thirds of the share capital;

•             the equity of the Company has decreased below HUF 20 million;

•             the Company has stopped payments and its assets do not cover its debts;

•             the number of the members of the Board of Directors falls below six;

•             the number of the members of the Supervisory Board falls below six; or

•             upon the request of the holder of the Series “B” Share.

Typically, the Board of Directors calls general meetings. To call a general meeting, the Board of Directors must publish notice of the meeting and an agenda at least 30 days before the scheduled date of the meeting in the official journal of the Budapest Stock Exchange. The Company must notify each director, the Supervisory Board and the auditor that a general meeting has been called within eight days following publication of notice.

A general meeting has a quorum if shareholders representing more than half of the voting shares are present in person or by proxy. If an agenda item requires the affirmative vote of the holder of the Series “B” Share, for a quorum the holder of the Series “B” Share must also be present at the meeting in person or by proxy. If the general meeting does not have a quorum, it will be reconvened within 15 days. A reconvened general meeting will have a quorum for those matters on the original agenda, regardless of the number of shareholders present, except for matters requiring the holder of the Series “B” Share to be present.

The general meeting of the shareholders has the sole right to:

1.                                      approve and amend the Articles of Association;

2.                                      increase (except for the cases falling into the scope of authority of the Board of Directors) or decrease the Company’s registered capital;

3.                                      amend the rights attached to a series of shares or change their class;

4.                                      merge, consolidate, separate, terminate, dissolve, liquidate or transform the Company into another form of association;

5.                                      convert shares from bearer form to registered form or vice-versa;

6.                                      decide on issuing convertible or subscription right bonds;

7.                                      elect members of the Supervisory Board, the Board of Directors and the Company’s auditor;

8.                                      remove and fix the remuneration of the members of the Supervisory Board, the Board of Directors and the Company’s auditor;

9.                                      approve the financial statements and the amount of dividends to be distributed if the Company is distributing dividends;

10.                                approve changes in the Company’s registered scope of activities;

11.                                designate the persons entitled to subscribe for new shares in a closed subscription;

12.                                alter the number or nominal value of the Series “B” Share and the rights attached to the Series “B” Share;

13.                                approve the listing of the Company’s shares on a stock exchange;

14.                                approve the delisting of the Company’s shares from a stock exchange subject to any group of shareholders agreeing to make a public tender to purchase the shares of those shareholders who do not vote in favor of the delisting;

15.                                approve the dematerialization of securities the Company has previously issued in printed form;

16.                                approve an issue that is within its competence pursuant to law or the Company’s Articles of Association;

17.                                transfer or encumber a valuable right held by the Company that enables it to continue a specific activity of the Company;

18.                                transfer all or a substantial part of the Company’s assets;

19.                                generally approve the acquisition of shares which would result in a person or persons acting in concert holding ten percent or more of the outstanding voting shares of the Company;

20.                                approve the payment of a dividend advance determined on the basis of interim accounting;

21.                                change the corporate form from a public to a private company; and

22.                                approve the repurchase of shares and accept a public tender offer in respect of treasury shares.

The Supervisory Board

The Supervisory Board supervises the management of the Company. It may request information from the executive officers or the managerial employees of the Company and may inspect the books and documents of the Company. Supervisory Board members shall bear unlimited, joint and several liability for damages caused to the Company through the violation of their supervisory obligations.

The Supervisory Board comprises a minimum of three and a maximum of 15 members at Matáv. At present the Supervisory Board consists of nine members. Its members shall be elected by the General Meeting for a period of one year. The Supervisory Board acts as a body. It may assign certain supervisory tasks to any of its members or may divide supervisory tasks between its members on a permanent basis. The members must act in person, not through a representative. The members of the Supervisory Board may not be instructed in their capacity as such by the shareholders of the Company or their employers. The Supervisory Board carries out its activities in accordance with the rules of procedure established by the Supervisory Board, which are approved by the company’s general meeting.

The Board of Directors

The Board of Directors is the executive body of the Company and represents the Company in front of third parties, courts of law and other authorities. The Board of Directors exercises its rights and performs its duties as an independent body.

The Board of Directors comprises a minimum of six and a maximum of eleven members. The members of the Board of Directors are elected for a term of one year commencing at an annual general meeting and expiring at the next year’s annual general meeting. Members of the Board of Directors may be removed or re-elected by the general meeting at any time. The Board of Directors carries out its activity in accordance with the rules of procedure established by the Board of Directors and subject to the provisions of applicable law and the Company’s articles.

The members of the Board of Directors must act with the degree of care that can generally be expected from persons in such a position and shall be held liable, in accordance with the provisions of the general rules of civil law, for damages to the Company caused by their failure to carry out their tasks in the appropriate manner. The members of the Board of Directors shall bear unlimited, joint and several liability for all and any damage resulting from the untruthfulness of any data, right or fact entered into the share register or any damage resulting from a late or non-existing entry.

Capital Increases, Preemptive Rights

Any increase in the registered capital of the Company is implemented in accordance with the resolution of the General Meeting or the resolution of the Board of Directors by means of a new issue of shares, either through a public offering or a private placement of shares, by converting the Company’s reserves in excess of the registered share capital into authorized share capital or by converting convertible bonds into shares. If the General Meeting decides on issuing new shares, the shareholders of the Company by a three-quarters’ majority may pass a resolution at a general meeting granting existing shareholders preemptive rights in proportion to their shareholdings. In April 2002, the General Meeting of the Company by way of modification of the Articles of Association authorized the Board of Directors to increase the registered capital of the Company by a maximum amount of HUF 1,700,000 thousand, that is One Billion Seven Hundred Million HUF, offered exclusively to such investors who wish to participate in the manager incentive program to be implemented at the Company. The issue price shall be at least the par value of the share. This authorization of the Board of Directors shall be effective for five years until the date of the General Meeting, closing the business year of 2006. This authorization includes the authorization of the Board of Directors to amend in this respect the Articles of Association of the Company.

Unless the general meeting or the Board of Directors otherwise determines by a three-quarters’ majority vote, if the Company converts all or a portion of its reserves in excess of its registered capital into registered capital, it must offer the newly issued shares free of charge to existing shareholders in proportion to their shareholding. If the general meeting decides otherwise by a three-quarters’ majority vote, the decision will be valid only if it also includes the price or price-setting principles for the issue of shares.

Voting Rights and Voting

Each ordinary share entitles the holder to one vote. Only shareholders or their proxies registered in the shareholders’ register six business days prior to a general meeting may cast a vote. The Series “B” Share has special voting rights described below. The matters listed in clauses 1. to 6. and 11. to 14. above, any decision overriding a resolution of the Board of Directors and preemptive shareholder rights in the event of a capital increase, all require a minimum three-quarters’ majority of votes cast by the shareholders present or represented at the general meeting. All other matters submitted to a general meeting require only a simple majority vote.

Series “B” Share

The Hungarian State owns the Series “B” Share. Only the Minister or his legal successor may exercise rights attached to the Series “B” Share. Except as described below, the Series “B” Share has the same rights as the ordinary shares. The holder of the Series “B” Share is entitled:

1.            to nominate one member of the Board of Directors and one member of the Supervisory Board and effectively to elect, remove or replace these members;

2.            if the Company’s registered capital is increased, a new class of shares is issued or the rights attached to a particular class of shares change, to require the Articles of Association to be amended so that the voting rights of the Series “B” Share will be sufficient to nominate, elect or remove the Series “B” director or Supervisory Board member;

3.            to inspect the shareholders’ register and the books maintained by a depository of the Company’s shares approved by the Company and to request copies of the register or books;

4.            if the Company dissolves without a successor company, to purchase all or part of the Company’s assets, including shares of subsidiaries or affiliates, for a price equal to the appraised fair market value of such assets;

5.            to request from the Board of Directors detailed information about a material fact significantly affecting the Company’s financial position; and

6.            to request that the Company audit or investigate any issue or prepare reports or provide information on issues within the scope of activities of the Company’s auditor or the Supervisory Board pursuant to law or the Articles of Association.

The holder of the Series “B” Share must be present, in person or by proxy, for a quorum, and its approval is required to pass shareholders’ resolutions related to any:

1.            increase and decrease of the Company’s registered capital;

2.            change of rights attached to any class of shares, including any amendment to the rights of the Series “B” Share or the creation of a new class of shares with rights superior or equal to the rights or adversely affecting the rights of the Series “B” Share, or any amendment to the rights attached to any existing class of shares that would grant them rights superior or equal to the rights attached to the Series “B” Share;

3.            merger into or consolidation with another business entity, de-merger, transformation into another form of business association and termination of the Company without a legal successor;

4.            transfer, creation or encumbrance of a valuable right that enables the Company to operate according to the Universal Telecommunications Service Contract;

5.            election or removal of the Series “B” director or Supervisory Board member;

6.            conversion of a type of shares by means of replacing or stamping them;

7.            transfer of all or a substantial part of the assets of the Company that would render the Company incapable of performing its obligations under the Universal Telecommunications Service Contract;

8.            amendment to the Articles of Association which would impair the rights of the holder of the Series “B” Share, including authorizing the Board of Directors to increase the Company’s registered capital;

9.            issuance of convertible bonds or bonds conferring preemptive rights; and

10.      decisions on significant transfers of shares.

Transfer of Shares

The holder of the Series “B” Share and other shareholders holding at least a simple majority of the shares must generally approve a transfer of shares that would result in a person or group of persons holding ten percent or more of the outstanding voting stock of the Company. The consent of the holder of the Series “B” Share is also required to transfer shares if the transferee would acquire more than 49.9 percent of the outstanding voting stock of the Company.

In registering a transfer of shares, the registrar may request evidence that the shares were transferred in accordance with the Articles of Association. If the Company establishes that the transfer occurred in violation of the Articles of Association or if the transferee refuses to produce the necessary evidence, the Company may refuse to register the transfer. The Board of Directors may invalidate registrations based on untrue, false or misleading statements. Only shareholders registered in the Company’s register may exercise shareholder rights vis-a-vis the Company or transfer shares. A registered shareholder must notify the Company within eight days of any transfers of its shares or it will be liable for liquidated damages.

Material contracts

Purchase of the Remaining 49 Percent Interest in Westel and Westel 0660

On October 21, 1999, Matáv announced that it had entered into an agreement with DT providing Matáv the option to acquire DT’s 49 percent interest in Westel and Westel 0660 for a price of U.S. dollar 885 million.

On December 21, 2001 Matáv paid DT EUR 920 million (HUF 227 billion) and had agreed to pay in 2002 an additional amount equal to 49 percent of the dividend to be declared by Westel for 2001. Based on the amount of dividend with respect to 2001 declared by Westel, Matáv had to pay an additional HUF 11.5 billion. No dividends were declared by Westel 0660. The purchase price was financed by way of a medium term EUR loan provided by DT at an interest rate of EURIBOR plus 50 basis points.

Acquisition of MakTel

In December 2000, the Company, on behalf of a consortium, reached agreement with the government of Macedonia to purchase 51 percent of MakTel on its privatization. The closing of the transaction took place on January 15, 2001, whereby the Company paid EUR 343.3 million on behalf of the consortium in accordance with the relevant agreement. The 51 percent ownership acquired by Matáv was contributed on January 16, 2001 to a newly established Macedonian acquisition vehicle, Stonebridge.

In accordance with the Deed between Matáv, SEEF and CosmoTelco, the latter two acquired a 6.1 percent and a 7.4 percent ownership respectively in Stonebridge reducing Matáv’s investment in Stonebridge to EUR 301.5 million. Matáv, consequently, has an 86.5 percent stake in Stonebridge, which owns 51 percent of MakTel, thereby Matáv has an effective ownership percent in MakTel of approximately 44 percent.

The Deed provides for a put option which entitles SEEF to sell its shares to Matáv on May 15 of each of 2003, 2004 or 2005 or upon the occurrence of certain events at a price formula also set out in the Deed. The formula takes into account the purchase price paid by the consortium for the shares, EBITDA and the net debt of MakTel.

CosmoTelco and Matáv entered into a call option agreement whereby CosmoTelco has the right to acquire additional shares in Stonebridge from Matáv such that CosmoTelco’s holding can be increased to 29 percent of the issued share capital of Stonebridge. The price for each share is based on Matáv’s acquisition cost plus holding costs. Before the expiration of CosmoTelco’s call option on February 8, 2002, Matáv and CosmoTelco amended the option agreement as a result of which CosmoTelco had one more year (until February 2003) to exercise its option for a 10 percent share in Stonebridge. Matáv paid a fee of EUR 7 million in return for CosmoTelco to let the option for the remaining 11.55 percent share to expire unused on February 8, 2002.

On February 7, 2003 Matáv and CosmoTelco amended the option agreement. The parties agreed to extend the exercise date of the option for the 10 percent share in Stonebridge until September 30, 2003, leaving all other conditions of the agreement unchanged.

Pursuant to the terms of the Deed, SEEF sent an official notice to Matáv on March 7, 2003 stating that it was electing to exercise its put option with respect to 50 percent of its shareholding in Stonebridge. Matáv expects to pay EUR 20.9 million as the SEEF put option price. Following the financial closing of the transaction, which is expected to occur on May 15, 2003, the shareholders of Stonebridge will be Matáv with an 89.55 percent stake, SEEF with a 3.05 percent stake and CosmoTelco with a 7.4 percent stake.

Exchange Control

The investment by foreigners in Hungarian securities is regulated by Act XXIV of 1988 on Foreign Investments, as amended (the “Foreign Investment Act”), Act XCIII of 2001 on Elimination of Exchange Restrictions, as amended (the “Exchange Act”) and Act CXX of 2001 on the Capital Market, as amended (the “Capital Market Act”) and implementing decrees. The Foreign Investment Act and the Capital Market Act regulate foreign investment in Hungarian equities. In addition, the Capital Market Act and the Exchange Act regulates foreign investment in Hungarian debt instruments and flows of cash. The regulations in these acts do not restrict foreigners from investing in registered shares issued by Hungarian companies, nor do they restrict the total number of shares foreigners may own. In addition, foreigners may establish wholly owned subsidiaries in Hungary to acquire all the shares of a Hungarian company.

Shares held by foreign investors may generally, under Hungarian law, be sold without restrictions to other foreigners or Hungarian persons. Foreign investors may deposit proceeds from sales to Hungarian persons in a convertible Hungarian Forint account, the balance of which may be converted into foreign currency and repatriated without restriction, subject to withholding tax rules, or may be paid into a foreign currency account of the foreigner in Hungary or abroad. Similarly, foreign investors may convert dividends paid by Hungarian companies into foreign currency and repatriate the proceeds, subject to withholding tax rules. If a foreign shareholder does not wish to repatriate sale proceeds or dividend payments, it may elect to receive and deposit such payments in Hungarian Forints into a convertible HUF denominated account established with any commercial bank in Hungary. Such accounts will accrue interest in Hungarian Forints. The balance remains freely convertible into foreign currency and may subsequently be repatriated or reinvested in Hungary.

On June 16, 2001, the Government Decree 88/2001 (VI. 15) came into force and essentially eliminated all of the previous restrictions regarding the conversion of Hungarian Forint into foreign currencies and transactions between foreigners and Hungarian persons. Consequently foreign investors may:

•                  freely convert HUF funds;

•                  freely sell securities and instruments not qualifying as securities to domestic persons in HUF and in foreign currency; and

•                  freely invest in short term instruments and securities in Hungary (except for receivables deriving from compensation coupons regulated by the Compensation Act).

Taxation

The following is a summary, under current law, of the principal Hungarian and US federal income tax considerations relevant to an investment by a US taxpayer in our ordinary shares or ADSs (which we refer to collectively in this summary as the “shares”).  This summary applies to you only if you are eligible for benefits as a US resident under the current income tax convention between the United States and Hungary (the “Treaty”) in respect of your investment in the shares.  In general, you will be eligible for such benefits if:

•                  you are:

•                       an individual US citizen or resident;

•                       a US corporation; or

•                       a partnership, estate, or trust to the extent your income is subject to taxation in the United States as the income of a resident, either in your hands or in the hands of your partners or beneficiaries;

•                  you are not also a resident of Hungary for Hungarian tax purposes;

•                  you are the beneficial owner of the shares (and the dividends paid with respect thereto);

•                  you hold the shares as a capital asset for tax purposes; and

•                  you do not hold the shares in connection with the conduct of business through a permanent establishment, or the performance of personal services through a fixed base, in Hungary.

This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor, and does not address the tax treatment of investors who are subject to special rules.  We have assumed that you are familiar with the tax rules applicable to investments in securities generally and with any special rules to which you may be subject.  You should consult your own tax advisers regarding the tax consequences of the ownership of our shares in the light of your own particular circumstances.

You should also note that the United States and Hungary are currently in the process of renegotiating their income tax convention.  Any resulting new treaty may have provisions that differ from those described herein.

In general, the Hungarian and US federal income tax considerations relevant to an investment in the shares will be similar to the considerations relevant to investments in equity securities issued by other Hungarian corporations.

With regard to Hungarian taxation:

•                  dividends that you receive on the shares will generally be subject to Hungarian withholding tax at a rate of 20 percent (35 percent in the case of any portion paid to an individual that exceeds an amount equal to 30 percent of the proportion of the company’s equity represented by such individual’s ownership interest in the company), but you will be entitled to claim a refund from the Hungarian tax authorities to the extent the amount withheld exceeds the 15 percent rate provided under the Treaty;

•                  under the Treaty, capital gains that you realize on a sale or other disposition of the shares will not be subject to any Hungarian tax provided that you can show entitlement to Treaty benefits by presenting a certificate of tax residence from the US Internal Revenue Service; and

•                  no Hungarian transfer taxes or stamp duties will apply to a purchase, sale, or other disposition of the shares that you make.

In the case of holders other than individuals, the Company is entitled to withhold tax from dividends at the Treaty rate of 15 percent provided that the holder entitled to such dividend submits its residence certificate and beneficial ownership declaration to the Company before the dividend payment.

In the case of individuals, in order to obtain the refund of Hungarian withholding tax described above, you must file a claim with the Hungarian tax authorities which must include official certification from the US Internal Revenue Service that you are entitled to Treaty benefits, a statement from the payer showing that the tax has been withheld, and a declaration that you are the beneficial owner of the income and that the amount received will be treated as income for US tax purposes. A claim form may be obtained from APEH Észak-budapesti Igazgatósága, 1139 Budapest, Petneházy u. 6-8, PO Box 45, Hungary. You should consult your own tax advisers for additional details with respect to the procedure for claiming such refunds.

With regard to US federal income taxation:

•                  if you hold shares in ADS form, you will be treated as holding the underlying ordinary shares for US federal income tax purposes, and deposits and withdrawals of ordinary shares in exchange for ADSs will not be taxable events;

•                  you must include the gross amount of cash dividends paid on the shares, without reduction for Hungarian withholding tax, in ordinary income on the date that you or the ADS depositary receive them, translating dividends paid in Hungarian forints into US dollars using the exchange rate in effect on the date of receipt;

•                  dispositions of shares that you make will generally give rise to capital gain or loss, which will be long-term capital gain or loss, subject to taxation at reduced rates for non-corporate taxpayers, if the shares were held for more than one year;

•                  Hungarian tax withheld from dividends will be treated, up to the 15 percent rate provided under the Treaty, as a foreign income tax that, subject to generally applicable limitations under US tax law, is eligible for credit against your US federal income tax liability or, if you have elected to deduct such taxes, may be deducted in computing taxable income; and

•                  fluctuations in the dollar-forint exchange rate between the date that you receive a dividend and the date that you receive a related refund of Hungarian withholding tax may give rise to foreign currency gain or loss, which is generally treated as ordinary income or loss for US tax purposes.

Documents on Display

Matáv is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended. In addition, we are required to file annual reports and other information we make public in Hungary or with the Budapest Stock Exchange with the U.S. Securities and Exchange Commission under the Exchange Act. We file our annual reports on or before June 30 each year. We file other information at the time we make it public in Hungary or file it with the Budapest Stock Exchange.

You may read and copy the registration statement, including the attached exhibits, the reports, statements or other information that we file at the Commission’s public reference room in Washington D.C., which is located at Room 1024, 450 Fifth Street, N.W., Washington, D.C., 20549. These documents are also available at the Commission’s regional office located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois, 60661. You can request copies of these documents, upon payment of a duplicating fee, by writing the Commission at 450 Fifth Street, N.W., Washington D.C., 20549.  Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. In addition, you may also obtain the reports and other information we file at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York, 10005.

ITEM 11 — QUANTITATIVE AND QUALITATIVE DISCLOSURES
ABOUT MARKET RISK

Market Risk Sensitive Instruments

Financial instruments carried on the balance sheet include cash and bank balances, investments, receivables, trade payables, leases and borrowings. Matáv is also a party to financial instruments that reduce exposure to fluctuations in foreign currency exchange.

Matáv is exposed to interest and foreign exchange rate risk associated with its debt and anticipated transactions. Matáv has no significant concentrations of credit risk. As the vast majority of the revenues and expenses of the Hungarian entities arise in Hungarian Forints, the measurement currency of Matáv is HUF, therefore Matáv’s objective is to minimize the level of its financial risk in HUF terms.

Matáv is exposed to financial market risk through interest rate fluctuations. This is due to the fact that changing EUR and HUF interest rates affect the fair value of fixed rate debts and also affect the cash outflow through the variable rate debts. To control interest rate risk, a combination of fixed and floating rate debt is used within the foreign currency and HUF portfolios. Since in 2002 the majority of the debt portfolio was transformed or swapped to HUF, the interest targets are mainly related to the HUF debt portfolio. Before 2002 the floating rate elements dominated in the HUF portfolio due to decreasing HUF interest rates.

Matáv is exposed to foreign exchange risk related to foreign currency debt and foreign exchange payments (i.e. international third party telecommunications carriers and capital expenditure). To reduce foreign exchange risk, Matáv targeted to increase the proportion of its borrowings in Hungarian Forint. Matáv’s foreign exchange debt portfolio is denominated in, or swapped to, Euro after MakTel prepaid its USD denominated debt in 2002. The National Bank of Hungary lifted the devaluation of the Hungarian Forint against the Euro in October 2001 after widening the intervention band from +/-2.25 percent to +/-15 percent as of May 4, 2001. The introduction of this new foreign exchange regulation increased the foreign exchange risk of Matáv significantly.

In 2000, 2001 and 2002 Matáv occasionally entered into derivative contracts for risk reduction purposes. These foreign currency forward contracts and swap arrangements were taken to reduce the exchange rate risk related to the debt portfolio and/or the foreign exchange denominated payment obligations.

Derivative instruments are limited to foreign currency forward contracts and swap agreements that are recognized at cost in the financial statements on inception. As of December 31, 2002, Matáv had no open foreign currency forward positions.

Included in bank loans is a USD denominated loan amounting to HUF 3,984 million that is subject to interest based on a fixed rate of 7.05 percent. This loan is subject to a cross currency interest rate swap arrangement which entitles Matáv to receive USD interest and principal payments at fixed rates, and obliges it to pay EUR interest and principal repayments at floating rates of the EURIBOR rate plus a margin of 0.66 percent. The EUR principal payments are fixed at a rate of 1.0777 USD/EUR. The timing and amount of the USD payments to be received exactly match the underlying payment obligations on the USD loan. This is an amortizing loan with semi-annual repayments with a final maturity in 2011. In 2000 Matáv accounted for interest and foreign exchange movements on these loans at the EUR rate.

Included in bank loans is a USD denominated loan amounting to HUF 4,122 million that is subject to interest based on a fixed rate of 6.56 percent. This loan is subject to a cross currency swap agreement. This swap agreement entitles Matáv to receive USD interest and principal payments at fixed rates, and obliges it to pay EUR interest and principal payments at fixed rates of 5.17 percent. EUR principal payments are determined according to the EUR equivalent of the USD principal payments at a rate of 1.0277 USD/EUR. The timing and amount of the USD payments received exactly match the underlying payment obligations of the USD loans. This is an amortizing loan with semi-annual repayments with a final maturity in 2011.

In 2000 Matáv accounted for interest and foreign exchange movements on these loans at the EUR rate.

From 2001 the two loans described above are accounted for as USD loans, while the fair value of the swap agreements is accounted for separately as derivative assets and is disclosed in other non current assets.

For the acquisition of a 44 percent stake in MakTel, Matáv received a loan of EUR 301.5 million (HUF 79,985 million) from Deutsche Telekom Finance B.V. on January 15, 2001. The loan was based on a variable rate of EURIBOR plus a margin of 30 basis points and repayable in one amount on January 31, 2006. Interest payments are due semi-annually.

Matáv has entered into a swap agreement on February 4, 2002 in order to exchange the cash flows of the EUR 301.5 million loan to HUF cash flows. The counter-party in the transaction was DT. The cross currency swap agreement entitled Matáv to receive EUR interest and principal payments and pay HUF interest and principal payments. The EUR loan was subject to floating rate interest based on 6 month EURIBOR plus a margin of 30 basis points, while under the swap Matáv was obliged to pay an interest based on 6 month BUBOR plus a margin of 34 basis points. The HUF principal payment was fixed at a rate of one EUR to 244.36 HUF (HUF 73,675 million). The timing and the amount of the EUR payments to be received under the swap were matched with the underlying payment obligations on the EUR loan.

As of November 4, 2002, the loan and the swap agreement were replaced with a new fixed 9.36 percent interest HUF loan of HUF 73,675 million, leaving the repayment terms unchanged.

For the acquisition of the remaining 49 percent stake in Westel, Matáv received a loan of EUR 920 million (HUF 226,750 million) from Deutsche Telekom Finance B.V. on December 20, 2001. The loan is based on a variable rate of EURIBOR plus a margin of 50 basis points and repayable in one amount on August 14, 2003. Interest payments are due quarterly.

In 2002, Matáv concluded four swap agreements in order to exchange some of the cash flows related to the above mentioned EUR loan to HUF cash flows. The counter-party in the transaction is DT. The cross currency swap agreement entitles Matáv to receive EUR interest subject to 3 month EURIBOR plus a margin of 50 basis points and EUR 525 million principal amount, while Matáv has the obligation to pay HUF interest subject to 3 month BUBOR plus a margin of 50-57 basis points and HUF 126,644 million principal amount. The timing of the EUR payments to be received under the swaps are matched with the timing of the EUR payment obligations relating to the original EUR loan.

In 2002, EUR 230 million of the portion of the loan for which no swap agreements were in place was repaid. As a result of the early repayments, the balance of the loan as of December 31, 2002 is EUR 690 million (HUF 162,771 million), of which EUR 165 million is not covered with swap agreements.

The loan described above is accounted for as a EUR loan, while the fair value of the swap agreements is accounted for separately as a derivative liability and is disclosed in other non current liabilities.

The financial asset portfolio is relatively small compared to the debt portfolio of Matáv and mainly includes bank deposits.

As of December 31, 2002, Matáv’s cash and cash equivalent’s balance included HUF denominated cash equivalent instruments in an amount of HUF 1,761 million at an average interest rate of 1.97 percent, MKD denominated cash balance in an amount of HUF 6,689 million at an average interest rate of 5.82 percent and other foreign exchange denominated instruments at an amount of HUF 401 million with an average interest rate of 1.43 percent.

The net carrying amounts of financial assets including cash, investments, receivables and payables and finance lease obligations reflect reasonable estimates of fair value due to the relatively short period to maturity of the instruments.

The following table is a summary of Matáv’s market sensitive debt instruments, including fair value calculated using the discounted cash flow method. Average rates disclosed represent the weighted average rates of fixed rate and variable rate portfolios at period end. The book values of variable rate loans and borrowings approximate their fair values as shown below at December 31, 2002.

	Maturities
	2003	2004	2005	2006	2007	after 2007	Total	Fair value
	(in HUF millions, except percentages)
Bank loans (HUF denominated)
Fixed rate	6,300	12,500	—	—	—	—	18,800	19,437
Average interest rate	9.31%	11.75%					10.93%
Variable rate	33,408	25,634	13,375	625	3,124	—	76,166	76,166
Average interest rate	9.18%	9.25%	9.46%	10.25%	9.88%		9.29%
Total	39,708	38,134	13,375	625	3,124	0	94,966	95,603

Bank loans (foreign currency denominated)
Fixed rate	2,098	2,098	2,098	2,098	2,098	7,342	17,832	19,963
Average interest rate	6.92%	6.92%	6.92%	6.92%	6.92%	6.92%	6.92%
Total	2,098	2,098	2,098	2,098	2,098	7,342	17,832	19,963

Total bank loans	41,806	40,232	15,473	2,723	5,222	7,342	112,798	115,566

Bonds (HUF denominated)
Fixed rate	13,076	—	—	—	—	131	13,207	13,246
Average interest rate	9.20%					0.00%	9.11%
Variable rate	10,000	—	—	—	—	—	10,000	10,000
Average interest rate	10.28%						10.28%
Total	23,076	0	0	0	0	131	23,207	23,246

ITEM 12 — DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13 — DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 — MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 — CONTROLS AND PROCEDURES

Within the 90 days prior to the date of this report, the Company carried out an evaluation under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.  Based upon and as of the date of that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective in all material respects to ensure that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required.

ITEM 16 — (RESERVED)

PART III

ITEM 17 — FINANCIAL STATEMENTS

See pages F-1 through F-45 incorporated herein by reference.

ITEM 18 — FINANCIAL STATEMENTS

Not applicable.

ITEM 19 — EXHIBITS

1.1.  Articles of Association of Matáv (incorporated herein by reference to Exhibit 1.1. of Matáv’s 2001 Form 20-F dated May 9, 2002).

3.1.        Form of Deposit Agreement, dated as of October 8, 1997, among Matáv, Morgan Guaranty Trust Company of New York, as Depository, and holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt (incorporated herein by reference to Exhibit 4.1. of Matáv’s Form F-1 dated November 13, 1997).

3.1.      Agreement to furnish to the Securities and Exchange Commission copy of the HUF 45 billion Medium Term Note Program upon request (incorporated herein by reference to Exhibit 2.2. of Matáv’s 2001 Form 20-F dated May 9, 2002).

4.1.   Concession Agreement, dated December 19, 1993, between the Minister and MagyarCom (incorporated herein by reference to Exhibit 10.1. of Matáv’s Form F-1 dated November 13, 1997).

4.2.   Assignment and Assumption, dated December 22, 1993, by and among MagyarCom, Matáv and the Minister (incorporated herein by reference to Exhibit 10.2. of Matáv’s Form F-1 dated November 13, 1997).

4.3.1. Concession Contract, as amended, dated December 22, 1993, between the Minister and Matáv (incorporated herein by reference to Exhibit 4.3.1. of Matáv’s 2001 Form 20-F dated May 9, 2002).

4.3.2. Contract for the revision and termination of the Nationwide Concession Contract concluded on December 22, 1993 and the Concession Contract concluded on May 25, 1994 and for the provision of universal telecommunications services, dated January 28, 2002, by and among the Minister and Matáv (incorporated herein by reference to Exhibit 4.3.2. of Matáv’s 2001 Form 20-F dated May 9, 2002).

4.4.   Shareholders’ Agreement, dated September 26, 1997, by and among Matáv, MagyarCom and the Minister (incorporated herein by reference to Exhibit 10.5. of Matáv’s Form F-1 dated November 13, 1997).

4.5.   Amended and Restated Framework Services Agreement, dated January 1, 2000, by and among Matáv, Deutsche Telekom AG, Ameritech International Inc. and MagyarCom Services Kft. (incorporated herein by reference to Exhibit 4.5. of Matáv’s 2001 Form 20-F dated May 9, 2002).

4.6.1. Share Purchase Agreement between the Republic of Macedonia and Matáv relating to the sale of 50 percent of the issued share capital of Makedonski Telekomunikacii dated December 22, 2000 (incorporated herein by reference to Exhibit 4.6.1 of Matáv’s 2001 Form 20-F dated May 9, 2002).

4.6.2. Subscription and Shareholders’ Deed between Matáv, Cosmotelco Added Value Services S.A., SEEF Holdings Limited and Telemacedonija Ad Skopje, dated December 14, 2000 (incorporated herein by reference to Exhibit 4.6.2. of Matáv’s 2001 Form 20-F dated May 9, 2002).

4.6.3. First Supplemental Deed to the Subscription and Shareholders’ Deed between Matáv, CosmoTelco Added Value Services S.A., SEEF Holdings Limited and Telemacedonija Ad Skopje, dated December 14, 2000 (incorporated herein by reference to Exhibit 4.6.3. of Matáv’s 2001 Form 20-F dated May 9, 2002).

4.6.4. Second Supplemental Deed to the Subscription and Shareholders’ Deed between Matáv, CosmoTelco Added Value Services S.A., SEEF Holdings Limited and Telemacedonija Ad Skopje, dated December 14, 2000 (incorporated herein by reference to Exhibit 4.6.4. of Matáv’s 2001 Form 20-F dated May 9, 2002).

4.6.5. Shareholders Agreement between the Republic of Macedonia and Matáv in relation to Makedonski Telekomunikacii, dated January 15, 2001 (incorporated herein by reference to Exhibit 4.6.5. of Matáv’s 2001 Form 20-F dated May 9, 2002).

4.6.6. Modification of the Subscription and Shareholders’ Deed between Matáv and CosmoTelco Added Value Services S.A. with respect to the option, dated February 7, 2002 (incorporated herein by reference to Exhibit 4.6.6. of Matáv’s 2001 Form 20-F dated May 9, 2002).

4.6.7. Agreement for Call Option Extension between Matáv and CosmoTelco Added Value Services S.A. with respect to the option, dated February 7, 2003.

4.6.8. Election of Exercise the Put Option of SEEF Holdings Limited dated March 7, 2003.

4.7.1. Call Option Agreement between Deutsche Telekom AG and Matáv, dated October 20, 1999 (incorporated herein by reference to Exhibit 4.7.1. of Matáv’s 2001 Form 20-F dated May 9, 2002).

4.7.2. Westel Proxy between Deutsche Telekom AG and Matáv, dated October 20, 1999 (incorporated herein by reference to Exhibit 4.7.2. of Matáv’s 2001 Form 20-F dated May 9, 2002).

4.7.3. Business Share Sale and Purchase Agreement, dated December 21, 2001 between Deutsche Telekom AG and Matáv (incorporated herein by reference to Exhibit 4.7.3. of Matáv’s 2001 Form 20-F dated May 9, 2002).

4.7.4. Share Sale and Purchase Agreement, dated December 21, 2001 between Deutsche Telekom AG and Matáv (incorporated herein by reference to Exhibit 4.7.4. of Matáv’s 2001 Form 20-F dated May 9, 2002).

4.7.5. Determination of the foreign exchange rate for the exercise of the Westel Call Option and e-denomination of purchase price to Euro, letter dated October 31, 2001 from Deutsche Telekom AG to Matáv (incorporated herein by reference to Exhibit 4.7.5. of Matáv’s 2001 Form 20-F dated May 9, 2002).

4.7.6. Loan Agreement between Deutsche Telekom International Finance B.V. and Matáv to finance the acquisition of a 49 percent stake both in Westel and Westel 0660, dated December 20, 2001 (incorporated herein by reference to Exhibit 4.7.6. of Matáv’s 2001 Form 20-F dated May 9, 2002).

4.8.   Loan Agreement for the purpose of Financing the Acquisition of MakTel, dated January 11, 2001 between Matáv and Deutsche Telekom AG (incorporated herein by reference to Exhibit 4.8. of Matáv’s 2001 Form 20-F dated May 9, 2002).

8.1.   See “Significant Subsidiaries” in “Item 4. Information on the Company” for significant subsidiaries as of December 31, 2000. All subsidiaries were incorporated in Hungary, except for MakTel and Stonebridge A.D., which were incorporated in Macedonia.

10.1. Independent Auditors’ Consent of PricewaterhouseCoopers.

10.2. Certification of the CEO and the CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 9, 2003

Magyar Távközlési Rt.

By:	/s/ Elek Straub
Name:	Elek Straub
Title:	Chairman and Chief Executive Officer

By:	/s/ Dr. Klaus Hartmann
Name:	Dr. Klaus Hartmann
Title:	Chief Financial Officer

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Elek Straub, certify that:

1.               I have reviewed this annual report on Form 20-F of Matáv;

2.               Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.               Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.               The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.               The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls.

6.               The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 9, 2003

By:	/s/ Elek Straub
Name:	Elek Straub
Title:	Chairman and Chief Executive Officer

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Dr. Klaus Hartmann, certify that:

1.               I have reviewed this annual report on Form 20-F of Matáv;

2.               Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.               Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.               The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.               The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls

6.               The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 9, 2003

By:	/s/ Dr. Klaus Hartmann
Name:	Dr. Klaus Hartmann
Title:	Chief Financial Officer

MAGYAR TÁVKÖZLÉSI RT.

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statement:
Independent Accountant’s Report
Consolidated Balance Sheets at December 31, 2001 and 2002
Consolidated Income Statements for the years ended December 31, 2000, 2001 and 2002
Consolidated Cash Flow Statements for the years ended December 31, 2000, 2001 and 2002
Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2000, 2001 and 2002
Notes to the Consolidated Financial Statements

INDEPENDENT ACCOUNTANT’S REPORT
TO THE BOARD OF DIRECTORS OF MAGYAR TÁVKÖZLÉSI RT.

We have audited the accompanying consolidated balance sheets of Magyar Távközlési Rt. (“Matáv”) and its subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of Matáv’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Matáv and its subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in accordance with International Financial Reporting Standards.

International Financial Reporting Standards vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2002 and the determination of consolidated shareholders’ equity at December 31, 2002 and 2001 to the extent summarized in Note 32 to the consolidated financial statements.

PricewaterhouseCoopers

Budapest

February 10, 2003

MAGYAR TÁVKÖZLÉSI RT.
CONSOLIDATED BALANCE SHEETS

		At December 31,
		HUF		U.S.$
	Notes	2001	2002	2002
		(in HUF millions)		(million USD)
				(unaudited) (note 2)
ASSETS
Current assets
Cash and cash equivalents	4	10,117	8,851	39
Trading investments	5	327	447	2
Trade and other receivables	6	88,079	88,921	395
Inventories	7	13,297	13,063	58
Assets held for disposal		3,725	2,285	10
Total current assets		115,545	113,567	504

Non current assets
Property, plant and equipment	8	654,298	645,087	2,865
Intangible assets	9	306,029	295,199	1,311
Associates	11	6,209	4,607	21
Other non current investments	12	6,990	2,251	10
Deferred tax assets	24	3,816	6,619	29
Other non current assets	13	11,309	10,121	45
Total non current assets		988,651	963,884	4,281

Total assets		1,104,196	1,077,451	4,785

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Loans and other borrowings – third party	14	33,607	65,569	291
Loans from related parties	14	—	162,771	723
Trade and other payables	16	122,126	101,857	452
Deferred revenue	17	3,430	2,722	12
Provision for liabilities and charges	18	3,320	11,150	50
Total current liabilities		162,483	344,069	1,528

Non current liabilities
Loans and other borrowings – third party	14	118,855	71,992	320
Loans from related parties	14	300,908	73,675	327
Deferred revenue	17	7,101	4,456	20
Deferred tax liability	24	1,763	2,646	12
Provision for liabilities and charges	18	—	1,040	4
Other non current liabilities	19	4,617	3,993	18
Total non current liabilities		433,244	157,802	701

Minority interests	20	48,169	59,436	264

Shareholders’ equity
Common stock		103,736	104,281	463
Additional paid in capital		22,955	27,382	121
Treasury stock		(163)	(4,488)	(20)
Cumulative translation adjustment		(2,420)	(4,348)	(19)
Retained earnings		336,192	393,317	1,747
Total shareholders’ equity		460,300	516,144	2,292

Total liabilities and shareholders’ equity		1,104,196	1,077,451	4,785

These consolidated financial statements were accepted for the Board of Directors on February 10, 2003 and signed on their behalf by:

Elek Straub	Dr. Klaus Hartmann
Chairman and Chief Executive Officer	Chief Financial Officer

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TÁVKÖZLÉSI RT.
CONSOLIDATED INCOME STATEMENTS

		For the year ended December 31,
		HUF			U.S.$
	Notes	2000	2001	2002	2002
		(in HUF millions, except per share amounts)			(million
					USD) (unaudited) (note 2)

Revenues	21	445,945	547,735	590,585	2,623

Employee-related expenses		(66,024)	(75,962)	(89,264)	(396)
Depreciation and amortization		(94,720)	(116,622)	(122,741)	(545)
Payments to other network operators		(55,617)	(72,606)	(81,078)	(360)
Cost of telecommunications equipment sales		(34,111)	(39,101)	(39,744)	(177)
Other operating expenses	22	(99,382)	(124,044)	(135,518)	(602)
Total operating expenses		(349,854)	(428,335)	(468,345)	(2,080)

Operating profit		96,091	119,400	122,240	543

Net interest and other charges	23	(20,992)	(13,104)	(27,919)	(124)
Share of associates’ results before income tax		2,174	1,703	691	3

Profit before income tax		77,273	107,999	95,012	422

Income tax expense	24	(7,752)	(11,733)	(13,245)	(59)

Profit after income tax		69,521	96,266	81,767	363

Minority interest	20	(2,869)	(13,706)	(13,639)	(60)

Net income		66,652	82,560	68,128	303

Basic earnings per share

Weighted average number of common stock outstanding (millions)		1,037	1,037	1,038	1,038

Net income (HUF millions)		66,652	82,560	68,128	303
Basic earnings per share (HUF)		64.27	79.61	65.66	0.29

Diluted earnings per share

Weighted average number of common stock outstanding (millions)		1,037	1,037	1,038	1,038
Number of dilutive convertible bonds/ share options (millions)		5	—	—	—
Weighted average number of common stock outstanding for diluted earnings per share (millions)		1,042	1,037	1,038	1,038
Net income (HUF millions)		66,652	82,560	68,128	303
Diluted earnings per share (HUF)		63.97	79.61	65.66	0.29

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TÁVKÖZLÉSI RT.

CONSOLIDATED CASH FLOW STATEMENTS

		For the year ended December 31,
		HUF			U.S.$
	Notes	2000	2001	2002	2002
		(in HUF millions)			(million USD)
					(unaudited) (note 2)

Cash flows from operating activities
Operating profit		96,091	119,400	122,240	543
Depreciation and amortization		94,720	116,622	122,741	545
Change in payables		7,728	13,978	(4,454)	(20)
Change in inventory		(1,634)	(3,450)	552	2
Change in receivables		(12,133)	(5,587)	(1,092)	(5)
Amortization of deferred revenue		(4,652)	(3,499)	(3,353)	(15)
Interest paid		(15,123)	(19,416)	(27,259)	(121)
Commissions and bank charges		(2,042)	(2,420)	(3,296)	(14)
Income tax paid		(8,150)	(13,383)	(13,234)	(59)
Other cash flows from operations		1,644	(5,700)	6,198	28
Net cash flows from operating activities		156,449	196,545	199,043	884

Cash flows from investing activities
Purchase of tangible and intangible assets	10	(152,784)	(127,747)	(109,988)	(488)
Purchase of investments		(3,568)	(1,740)	(229)	(1)
Purchase of subsidiaries	2	—	(324,813)	(13,230)	(59)
Cash acquired through business combinations	2	—	6,314	—	—
Interest received		2,067	2,141	660	3
Dividends received		1,009	779	1,437	6
Purchase of trading investments – net		(2,313)	6,417	(120)	(1)
Proceeds from disposal of fixed assets		9,784	9,099	1,529	7
Net cash flows from investing activities		(145,805)	(429,550)	(119,941)	(533)

Cash flows from financing activities
Dividends paid to shareholders and minority interest		(9,411)	(18,806)	(11,437)	(51)
Proceeds from loans and other borrowings		261,870	522,464	217,429	966
Repayment of loans and other borrowings		(256,955)	(273,300)	(286,787)	(1,274)
Proceeds from issue of common stock		129	—	4,973	22
Purchase of treasury stock		(256)	(36)	(4,488)	(20)
Proceeds from sale of treasury stock		104	—	85	0
Other		587	(125)	171	1
Net cash flows from financing activities		(3,932)	230,197	(80,054)	(356)

Effect of foreign exchange rate changes on cash and cash equivalents		—	(371)	(314)	(1)

Change in cash and cash equivalents		6,712	(3,179)	(1,266)	(6)

Cash and cash equivalents, beginning of year		6,584	13,296	10,117	45
Cash and cash equivalents, end of year.		13,296	10,117	8,851	39

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TÁVKÖZLÉSI RT.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Shares of Common stock	Common stock	Additional Paid-in capital	Treasury stock	Cumulative translation adjustment	Retained earnings (k)	Total Shareholders’ equity
	(in HUF millions)
Balance at December 31, 1999	1,037,281,600	103,728	22,834	—	—	201,017	327,579
Dividend						(9,335)	(9,335)
Stock issuance(b)	77,270	8	121				129
Purchase of treasury stock(c)				(256)			(256)
Sale of treasury stock(c)				129		(25)	104
Net income as previously reported(h)						68,763	68,763
Balance at December 31, 2000	1,037,358,870	103,736	22,955	(127)	—	260,420	386,984

Acquisition of additional 49% interest in Westels
Equity effect(e)						252,408	252,408
Net income effect(h)						(2,111)	(2,111)
Balance at December 31, 2000 after restatement	1,037,358,870	103,736	22,955	(127)	—	510,717	637,281

Effect of adopting IAS 39(d)						501	501
Dividend						(10,373)	(10,373)
Purchase of treasury stock(c)				(36)			(36)
Cumulative Translation Adjustment					(2,420)		(2,420)

Acquisition of additional 49% interest in Westels
Equity effect(g)						(247,213)	(247,213)
Net income effect(f)						7,354	7,354
Net income before the impacts of the Westel transaction						75,206	75,206
Net income reported in the income statement						82,560
Balance at December 31, 2001	1,037,358,870	103,736	22,955	(163)	(2,420)	336,192	460,300

Price correction of Westel transaction(i)						485	485
Dividend						(11,410)	(11,410)
Net income						68,128	68,128
Cumulative Translation Adjustment					(1,928)		(1,928)
Sale of treasury stock(c)				163		(78)	85
Stock issuance(b)	552,730	55	429				484
Stock issuance (j)	4,900,000	490	3,998				4,488
Purchase of treasury stock(j)				(4,488)			(4,488)

Balance at December 31, 2002(a)	1,042,811,600	104,281	27,382	(4,488)	(4,348)	393,317	516,144

Of which treasury stock	4,900,000
Shares of common stock outstanding at December 31, 2002	1,037,911,600

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TÁVKÖZLÉSI RT.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (notes)

(a)          In addition to the 1,042,811,600 issued shares of common stock (nominal value of HUF 100), total shareholders’ equity includes one Series “B” preference share at the nominal value of HUF 10,000 at December 31, 2002. This Series “B” share is held by the Prime Minister’s Office and bestows certain rights on its owner, including access to information, and the appointment of a Director. This share may only be held by the Government or its nominee.

(b)         In June 2000, 630,000 shares of common stock of the Company were registered which were subscribed by Investel (a consolidated subsidiary of the Group). In 2000 77,270 of these shares were issued outside the Group for HUF 129 million. In 2002 the remaining 552,730 shares were issued outside the Group for HUF 484 million.

(c)          During 2000 the Company purchased 129,591 shares of its common stock and sold 54,827 shares of this common stock. These transactions resulted in a loss of HUF 25 million. During 2001 the Company purchased 21,333 shares of its common stock. In 2002 the Company sold 96,097 shares of common stock. The transaction resulted in a loss of HUF 78 million.

(d)         In 2001 the Company adopted IAS 39 “Financial instruments – Recognition and Measurement” and has recognized the cumulative effect of the change in accounting directly in equity for the derivative asset of HUF 589 million with a related deferred tax liability of HUF 88 million (see note 24).

(e)          In December 2001 the Company acquired 49 percent of the common stock of Westel and Westel 0660 (“the Westels”) from Deutsche Telekom (“DT”). The Company was controlled by DT, hence this was a transaction between parties under common control. The financial statements were restated as if the Westels had been wholly owned subsidiaries of Matáv from March 23, 2000, the date when DT acquired 49% of the Westels. The consideration for the Company’s acquisition of the Westels was financed by a loan from DT. Terms of the loan agreement are described in Note 14. The loan agreement was completed on December 20, 2001. The book value of the Company’s additional share of net assets (including goodwill and other intangibles) of the Westels on March 23, 2000 has been presented as an increase in equity at December 31, 2000 (HUF 252,408 million). See Note 2 for more details.

(f)            This reflects the amortization of goodwill and intangible assets of HUF –16,411 million (2000: HUF -16,780 million) relating to the additional 49% shareholding in the Westels, the related deferred tax of HUF 26 million (2000: HUF 456 million) and the reduction in the minority interest in the net profit of the Westels of HUF 23,739 million (2000: HUF 14,213 million).

(g)         The loan agreement with DT was completed on December 20, 2001 and the total consideration payable by the Company for the additional 49% share in the Westels was transferred from equity to liabilities. In addition, the reduction of equity included dividends paid by Westel to DT prior to the transaction.

(h)         The net income in 2000 of HUF 66,652 million as reported in the income statement comprises HUF 68,763 million as previously reported and a net income effect of HUF (2,111) million due to the acquisition of the Westels.

(i)             In March 2002, the final price for the 49% shares of Westel was reduced by HUF 485 million from the estimated amount due to the lower amount of dividend declared by Westel for the year 2001.

(j)             As a result of the new employee stock ownership program launched in 2002, the Company issued 4,900,000 shares of common stock, which were repurchased immediately. See note 25 for more details.

(k)          The distributable reserves of the Company under Hungarian law at December 31, 2001 and 2002 amounted to approximately HUF 248,000 million and HUF 260,000 million, respectively.

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TÁVKÖZLÉSI RT.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1 Principal activities

Magyar Távközlési Rt. (the “Company” or “Matáv Rt.”) with its subsidiaries form the Matáv Group (“Matáv” or “the Group”). Matáv is the principal supplier of telecommunications services in Hungary. Matáv is a full-service telecommunications provider.

The Company had exclusive rights through December 2001 to provide domestic long distance and international public telephony services throughout Hungary. Of the 54 local concession areas, the Company had exclusive rights to provide local public fixed line telephony service in 31 areas until December 23, 2001. Since that date, Matáv Rt. is subject to competition in these areas. Matáv Rt. had exclusive rights in additional five concession areas through May 2002, while its subsidiary, Emitel had exclusive rights in an additional three concession areas through November 2002. In the remaining 15 local concession areas, the concession holders had exclusive rights until December 2002, from which time Matáv can compete in these areas.

Matáv is Hungary’s largest mobile telecommunications provider through its subsidiaries, Westel Mobil Távközlési Rt. (“Westel”) and Westel Rádiótelefon Kft. (“Westel 0660”). In addition, Matáv provides leased lines, data transmission, corporate network, cable television, internet and sells and leases telecommunications equipment.

Matáv had 16,114 full time equivalent employees at December 31, 2002, while at the end of 2001 the number of employees was 16,633.

2 Basis of presentation

The Company was incorporated in Hungary on December 31, 1991 and commenced business on January 1, 1992. The Company’s registered address is Krisztina körút 55, 1013 Budapest, Hungary.

The consolidated financial statements have been prepared under the historical cost convention, except as disclosed in the accounting policies below, and in compliance with International Financial Reporting Standards (“IFRS”).

The consolidated financial statements are shown in millions of Hungarian Forints (“HUF”). For the convenience of the reader, the consolidated balance sheet, income statement and cash-flow statement for the year 2002 are also presented in millions of U.S. dollars (“USD”) translated at a rate of HUF 225.16 to USD 1.00 (the official rate of the National Bank of Hungary at December 31, 2002). These translations are unaudited.

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes thereto. Actual results could differ from those estimates.

Acquisition of the remaining 49% ownership in Westel Mobil Rt. (Westel) and Westel Rádiótelefon Kft. (Westel 0660)

In March 2000, Deutsche Telekom finalised the purchase of MediaOne’s interests in mobile operations in Central and Eastern Europe including MediaOne International B.V. which owned 49% of Westel and 49% of Westel 0660. At the same time the Company was granted an option to purchase the 49% holdings in Westel and Westel 0660 from Deutsche Telekom during the fifteen-month period ending September 2001. On December 21, 2001 the Company became a 100% owner of both Westel and Westel 0660. The final purchase price included HUF 226,750 million (EUR 920 million), paid in December 2001, financed by a loan from DT as described in note 14, plus HUF 11,515 million paid in 2002, equal to 49% of the amount of dividends declared by Westel for the year 2001.

The Company was controlled by DT, hence this was a transaction between parties under common control. The financial statements were restated as if the Westels were wholly owned subsidiaries of the Company from March 23, 2000, the date when DT acquired 49% of the Westels. The consideration for the Company’s acquisition of the Westels was financed by a loan from DT. The terms of the loan agreement are described in note 14. The loan agreement was completed on December 20, 2001. The book value of the Company’s additional share of net assets (including goodwill and other intangibles) of the Westels on March 23, 2000 were presented as an increase in equity at December 31, 2000 (HUF 252,408 million).

Below is a summary of the impact of the restatement on shareholders’ equity and net income in HUF millions.

	At December 31,
	2000	2001
	(in HUF millions)

Equity (excluding the effect of the restatement)	386,984	449,862
Adjustment in relation to the Westel acquisition	250,297	257,651
Transfer of consideration payable to liability	—	(247,213)
As restated	637,281	460,300

The increase in equity as of December 31, 2000 reflects the Company’s additional share of the assets and liabilities (including goodwill and other intangibles) of Westel and Westel 0660 at March 23, 2000, which was presented as equity because the loan from DT was not completed until December 20, 2001. The decrease in equity in December 2001 reflects the loan agreement with DT, which was completed on December 20, 2001, dividends paid by Westel to DT prior to the transaction and additional consideration payable. The consideration payable by the Company was then transferred from equity to liabilities.

	At December 31,
	2000	2001
	(in HUF millions)

Net income (before the restatement)	68,763	75,206
Adjustment in relation to the Westel acquisition	(2,111)	7,354
As restated	66,652	82,560

The adjustments above reflect the additional amortization of goodwill and intangible assets of HUF -16,411 million (2000: HUF -16,780 million), the related deferred tax of HUF 26 million (2000: HUF 456 million) and the reduction in the minority interest of HUF 23,738 million (2000 HUF: 14,213 million). The minority interest in Westel and Westel 0660 was eliminated and considered as part of the Group’s net income both for 2000 and 2001.

The minority interest in the net income of the two companies between March 31, 2000 and December 21, 2001 was as follows:

	At December 31,
	2000	2001
	(in HUF millions)

Westel	13,987	23,542
Westel 0660	226	196

Acquisition of Makedonski Telekommunikacii A.D. (MakTel)

In December 2000, the Company, on behalf of a consortium, reached agreement with the government of Macedonia to purchase 51 percent of MakTel on its privatization. The closing of the transaction took place on January 15, 2001 whereby the Company paid EUR 343.3 million on behalf of the consortium in accordance with the relevant agreement. The 51 percent ownership acquired by the Company was contributed on January 16, 2001 to a newly established Macedonian holding company, Stonebridge Communications AD (“Stonebridge”).

In accordance with a subscription and shareholders’ deed (“Deed”) between the Company, SEEF Holdings Ltd. (“SEEF”) and CosmoTelco Added Value Services S.A. (“CosmoTelco”), the latter two acquired a 6.1 percent and a 7.4 percent ownership respectively in Stonebridge reducing Matáv’s investment in Stonebridge to EUR 301.5 million.  Matáv, consequently, has an 86.5 percent stake in Stonebridge, which owns 51 percent of MakTel, thereby Matáv has an effective ownership percent in MakTel of approximately 44 percent. The total acquisition cost of the 44% effective ownership amounted to HUF 83,380 million.

The Deed provides for a put option which entitles SEEF to sell its shares to Matáv on May 15 of each of 2003, 2004 or 2005 or upon the occurrence of certain events at a price formula also set out in the Deed. The formula takes into account the purchase price paid by the consortium for the shares, the current earnings before interest, tax, depreciation and amortization (EBITDA) and the net debt of Maktel.

CosmoTelco and the Company entered into a call option agreement whereby CosmoTelco had the right to acquire additional shares in Stonebridge from Matáv such that CosmoTelco’s holding could have been increased to 29 percent of the issued share capital of Stonebridge. The price for each share is based on Matáv’s acquisition cost plus holding costs. Before the expiration of CosmoTelco’s call option on February 8, 2002 Matáv and CosmoTelco amended the option agreement as a result of which CosmoTelco has until February 2003 to exercise its option for a 10% share in Stonebridge. Matáv paid a fee of EUR 7 million (HUF 1,715 million) in return for CosmoTelco letting the option for the remaining 11.55% share expire unexercised on February 8, 2002.

Matáv’s ownership interest of 86.5% in Stonebridge equals its share of voting rights. Stonebridge’s ownership interest of 51% in Maktel equals its share of voting rights.

MakTel has been a consolidated subsidiary of the Group from January 15, 2001 on the basis that Matáv controls Stonebridge through its 86.5% share of ownership and Stonebridge controls Maktel through its 51% share of ownership.

Acquisition of the remaining 50% ownership in Emitel Rt.

Matáv Rt. had been a 50% owner of Emitel since its establishment and accounted for Emitel as an associated company in its consolidated financial statements. On December 31, 2000, the Company agreed with Aphrodite BV, the owner of the other 50% stake that it would purchase the remaining shares. The change of ownership was conditional on the approval of the Minister responsible for telecommunications in Hungary as well as on the approval of the Hungarian Competition Office, which Matáv received in June 2001. The price of HUF 13,930 million was determined on the closing of the transaction on July 2, 2001, from which date Emitel has been a consolidated subsidiary of the Group.

The assets and liabilities of subsidiaries acquired in 2001 are summarized in the table below:

	Westel and Westel 0660	Maktel	Emitel
	(in HUF millions)

Total purchase consideration	239,018	83,380	13,930

Fair value of net assets acquired	51,223	32,027	5,847

Goodwill	187,795	51,353	8,083

Fair value of net assets acquired:
Cash and cash equivalents	—	5,488	826
Trading investments	—	699	—
Receivables	—	10,096	742
Inventory	—	785	96
Property, plant and equipment	—	74,023	10,270
Intangible assets	6,246	171	311
Associates	—	—	(3,234)
Trade and other payables	2,192	(5,768)	(1,018)
Deferred revenue	—	—	(391)
Loans and other borrowings	—	(19,661)	(1,265)
Net deferred tax assets	(1,124)	2,157	(490)
Minority interests	54,832	(35,963)	—
Equity adjustment	(10,923)	—	—
	51,223	32,027	5,847

The purchase of subsidiaries in the cash flow statement for the year ended December 31, 2002 includes the additional purchase price paid for the Westels in the amount of HUF 11,515 million, and HUF 1,715 million paid to CosmoTelco to let its option for 11.55% share in Stonebridge expire unexercised.

3 Statement of accounting policies

(a) Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries over which the Company has control. Inter-company balances and transactions have been eliminated in the consolidation.

Associated companies (companies for which Matáv has significant influence but not control) and joint ventures (companies where the activity is subject to joint control based on a contractual arrangement) are accounted for in the consolidated financial statements using the equity method of accounting.

Business combinations are accounted for according to the purchase method of accounting prescribed by IAS 22 – Business combinations.

(b) Cash and cash equivalents

Cash and cash equivalents include cash in banks and all highly liquid deposits with maturities of three months or less and exclude all overdrafts.

(c) Financial investments

Financial investments include securities issued by the government, the maturities of which are between three months and one year. The purchases of these investments are accounted for at the trade date.

At January 1, 2001 the Group adopted IAS 39 and classified its investments into the following categories: trading, held-to-maturity and available-for-sale. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments and included in current assets. Investments with fixed maturity that the management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non current assets.

Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale. These are included in non current assets unless management has the express intention of holding the investment for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets. Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis.

Trading and available-for-sale investments are subsequently carried at fair value, while held-to-maturity investments are carried at amortized cost. Any changes in the carrying values are accounted for in the income statement.

During the period Matáv did not hold any available-for-sale or held-to-maturity types of investments.

(d) Receivables

Receivables are stated at their recoverable amount, after accounting for any impairment losses included in other operating expenses. Recoverable amounts are estimated taking into account potential delays and defaults on payments.

Amounts due and receivable from other network operators are shown net where a right of set-off exists and the amounts are settled on a net basis.

(e) Inventories

Inventories are stated at the lower of cost or net realizable value using the historical cost method of accounting, and are valued on a weighted average basis. Phone sets are often sold for less than cost in connection with promotions to obtain new subscribers with minimum commitment periods. Such loss on the sale of equipment is only recorded when the sale occurs as the normal resale value of the phone sets approximates cost.

(f) Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation, except for certain assets, which were revalued at incorporation. Cost in the case of the outside plant, comprises all expenditures including the cabling within customers’ premises and interest on related loans. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts and any related gain or loss is recognized in the consolidated income statement. Maintenance and repairs are charged to expense when incurred.

Depreciation is calculated on a straight-line basis from the time the assets are deployed over their remaining useful lives. Matáv regularly reviews these lives for consistency with current development plans and advances in technology.

The useful lives assigned are as follows:

Buildings	10 - 50 years
Duct, cable and other outside plant	25 - 38 years
Telephone exchanges	7 - 15 years
Other fixed assets	3 - 12 years

(g) Intangible assets

Costs associated with developing internal computer software that has a probable benefit exceeding the cost beyond one year are recognized as intangible assets. Expenditures which enhance and extend the benefits of computer software programs beyond their original specifications and lives are recognized as a capital improvement and added to the original cost of the software.

Costs associated with the maintenance of existing computer software programs are expensed as incurred.

Costs associated with the acquisition of long term licenses are capitalized including any related borrowing costs. Matáv starts amortizing the acquired cellular licenses as bandwidths are made available for usage.

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net assets of the acquired subsidiary/associated undertaking at the date of acquisition. Goodwill on acquisitions is reported in the balance sheet as an intangible asset and is amortized using the straight-line method over its estimated useful life.

Intangible assets are amortized over their respective economic lives. The useful lives of concessions and licenses were determined based on the terms of the underlying agreements. Such assets are stated at cost less amortization on a straight-line basis over the following periods:

Years

Concessions and licenses	8 - 25
Software	3 - 5
Leasehold interests	6
Customer base and brand-name	2 - 10
Goodwill on purchase of subsidiaries	10 - 20

(h) Impairment of non current assets

                             Matáv regularly reviews its non current assets, including property, plant and equipment, intangible assets and associates and other long-term investments for impairment. Impairment losses are recognized as an expense for assets whose carrying value exceeds their recoverable amount. Impairment losses of tangible and intangible assets are included in the depreciation and amortization line of the income statement, while impairment losses of other non current assets are included in net interest and other charges.

(i) Leased assets

Lessor

Assets leased out under operating leases are included in property, plant and equipment in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with similar fixed assets. Rental income is recognized on a straight-line basis over the lease term.

Lessee

Leases of property, plant and equipment where Matáv assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalized at the fair value of the asset or if lower, at the estimated present value of the future minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in loans and other borrowings. The interest element of the finance charge is charged to the income statement over the lease period. The property, plant and equipment acquired under finance lease contracts are depreciated over the lease term or the useful life of the asset.

Costs in respect of operating leases are charged to the consolidated income statement on a straight-line basis over the lease term, included in other operating expenses.

(j) Financial Instruments

Financial instruments carried on the balance sheet include cash and bank balances, investments, receivables, trade creditors, leases and borrowings and other non current liabilities. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

Matáv adopted International Accounting Standards No. 39 (IAS 39), “Financial Instruments: Recognition and Measurement” on January 1, 2001. IAS 39 requires that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or a liability measured at its fair value. The statement requires that changes in the derivative’s fair value be recognized in earnings unless specific hedge accounting criteria are met.

The cumulative effect of adopting IAS 39 was recognized against the retained earnings on January 1, 2001.

Matáv does not apply hedge accounting for its financial instruments, all gains and losses are recognized in the income statement. The fair value of derivative instruments is included in other non current assets and other non current liabilities in the consolidated balance sheet.

The fair value of publicly traded derivatives and trading and available-for-sale securities is based on quoted market prices at the balance sheet date. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined based on forward exchange market rates at the balance sheet date.

In assessing the fair value of non-traded derivatives and other financial instruments, the Group makes assumptions that are based on market conditions existing at each balance sheet date and estimated discounted value of future cash flows are used to determine fair value for the remaining financial instruments.

(k) Deferred revenue

A portion of fees charged to customers in Hungary upon connection to the fixed line network prior to October 15, 1997 represented contributions to the cost of network construction. The capital contribution element of such fees was deferred and is amortized to revenue over the life of the related assets. Legislation was enacted effective October 15, 1997 eliminating refunds of such fees and signaling the removal of any capital contribution element of future customer fees. Since October 1997, these connection fees and related costs are recognized in the income statement upon connection, reflecting the change in related legislation and the advanced development of the network.

(l) Revenues

Revenues for all services (note 21), shown net of VAT and discounts and after eliminated sales within the Group, are recognized when products and services are provided.

A proportion of the revenue received is paid to other operators for the use of their networks, where appropriate. These revenues and costs are stated gross in these consolidated financial statements.

Revenues earned from connecting subscribers to the mobile network are recognized upon service activation. Revenue and costs from sale of telephone sets is recognized upon delivery.

Revenues from sale of public phone cards, prepaid mobile cards and prepaid Internet cards are recognized when used by the customers or when expire with unused units.

(m) Operating expenses

Research and development as well as marketing costs are expensed as incurred.

Provisions are recognized when Matáv has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

(n) Foreign currencies

Monetary assets and liabilities denominated in foreign currencies are translated into the local currency (HUF or MKD) at the exchange rates at the balance sheet date and any unrealized exchange gains and losses are recognized immediately. Gains and losses that arise on foreign currency transactions and financing activities are included under net interest and other charges.

For the initial consolidation of foreign subsidiaries acquired, their assets and liabilities at the acquisition date were incorporated into the consolidated financial statements after translating the balances into HUF using the exchange rate prevailing at that date. The fair value adjustments resulting from the purchase price allocation and goodwill is accounted for in HUF.

As the majority of the revenues and expenses of the Macedonian subsidiaries arise in MKD, the measurement currency of these entities is MKD. At year-end the assets and liabilities of the foreign subsidiaries are translated into HUF using the exchange rates prevailing on the balance sheet date. The income statements of the foreign subsidiaries are translated into HUF using the average rate of exchange during the year. The translation difference arising on consolidation is booked against the cumulative translation adjustment in shareholders’ equity.

(o) Loans and other borrowings

Borrowings are recognized initially at the proceeds received, net of transaction costs. In subsequent periods they are stated at amortized costs. Any difference between the proceeds and the redemption value is recognized in the income statement over the period of the borrowings.

Borrowing costs are recognized as an expense as incurred net of amounts capitalized. Interest on general borrowings is capitalized as part of the cost of the relevant fixed asset, up to the date of commissioning and is then amortized over the period the asset is depreciated. The rate used to determine the amount of borrowing costs eligible for capitalization is defined as the ratio of equity to debt financing, where debt excludes short term borrowings and loans related to financing of acquisitions.

(p) Income tax

Deferred tax is recognized, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred income tax.

The principal temporary differences arise from depreciation on property, plant and equipment, intangible assets, deferred revenue, impairment of receivables and inventory, provisions for liabilities and charges, government loans and tax losses carried forward.

(q) Pensions and other post-retirement benefits

Matáv had provided post-retirement meal and other benefits to their retirees. Under IAS 19 the expected costs of these benefits were accrued over the period of employment using a single actuarial method not tied to the funding of the plan. The valuation of these obligations had been carried out using the projected unit cost method. During 2000 Matáv terminated the provision of such benefits to its former employees, which resulted in the reversal of the accumulated provision to employee related expenses.

Payments to defined contribution pension plans are recognized as expense in the period in which they become due. Payments amounted to HUF 1,850 million, HUF 2,082 million and HUF 2,218 million for the years ended December 31, 2000, 2001 and 2002, respectively.

(r) Equity compensation plans

These financial statements do not include any compensation expenses related to equity compensation plans.

(s) Earnings per share

Basic earnings per share is calculated by dividing income for the period by the weighted average number of common stocks outstanding, while diluted earnings per share is calculated considering the weighted average number of dilutive convertible bonds and share options in addition to the number of common stocks outstanding.

(t) Comparative information

In order to maintain consistency with the current year presentation, certain items have been reclassified for comparative purposes.

4 Cash and cash equivalents

Cash and cash equivalents held by the Hungarian members of the Group are primarily denominated in Hungarian Forint and concentrations of credit risk are limited as Matáv places its cash with substantial credit institutions. Cash and cash equivalents held by the Macedonian subsidiaries are denominated in Macedonian Denars, Euros and in U.S. dollars.

5 Trading investments

Financial investments consist of treasury instruments with maturities of three to twelve months, held for trading purposes.

6 Receivables

	At December 31,
	2001	2002
	(in HUF millions)

Domestic trade receivables	74,936	68,181
Foreign trade receivables	22,330	21,254
Receivables from related parties	644	1,731
Advances paid for current assets	480	444
Receivables from associates	668	420
Taxes receivable	6,277	3,945
Other receivables	3,429	4,759
Other prepayments and accrued income	1,960	8,686
	110,724	109,420
Less impairment loss	(22,645)	(20,499)
	88,079	88,921

Concentrations of credit risk relating to trade receivables are limited due to the large number of customers comprising Matáv’s customer base and their dispersion across many different industries and geographic areas. The allowance for impairment loss and changes therein for 2001 and 2002 are as follows:

	At December 31,
	2001	2002
	(in HUF millions)

Impairment loss, beginning of period	(18,469)	(22,645)
Change in the composition of the Group	(3,338)	—
Charged to expense	(6,462)	(4,972)
Utilized	5,624	7,118
Impairment loss, end of period	(22,645)	(20,499)

7 Inventories

	At December 31,
	2001	2002
	(in HUF millions)

Cables, wires and other inventory	5,573	5,917
Inventory for resale	10,483	9,682
Subtotal	16,056	15,599
Less allowances for obsolete inventory	(2,759)	(2,536)
	13,297	13,063

8 Property, plant and equipment

	Land	Buildings	Duct, cable and other outside plant	Telephone exchanges	Other	Capital work in progress	Total
	(in HUF millions)
Cost
January 1, 2002	4,112	105,506	255,077	494,231	111,801	28,380	999,107
Change in the composition of the Group	3	18	1,972	3	582	140	2,718
Additions	381	5,663	11,590	59,404	15,430	(7,562)	84,906
Disposals			(3,125)	(15,767)	(5,788)	(275)	(24,955)
Translation adjustment	(1)	(637)	(1,456)	(2,362)	(577)	(152)	(5,185)
Reclassifications from assets held for disposal		812					812
Other reclassifications				7,016	(7,016)		0
December 31, 2002	4,495	111,362	264,058	542,525	114,432	20,531	1,057,403

Depreciation
January 1, 2002		16,969	62,873	200,867	64,100		344,809
Change in the composition of the Group		1	326		129		456
Charge for the year		3,138	10,804	59,255	17,323		90,520
Impairment losses		503		2,347			2,850
Disposals			(3,104)	(15,737)	(5,773)		(24,614)
Translation adjustment		(146)	(514)	(760)	(285)		(1,705)
Reclassifications				3,687	(3,687)		0
December 31, 2002		20,465	70,385	249,659	71,807		412,316

Net book value
December 31, 2002	4,495	90,897	193,673	292,866	42,625	20,531	645,087

Net book value
December 31, 2001	4,112	88,537	192,204	293,364	47,701	28,380	654,298

Change in the composition of the Group includes the assets of the companies that became consolidated subsidiaries at January 1, 2002. See note 11 for more details.

Additions to capital work in progress are shown net of transfers to assets in service.

Impairment losses charged in 2002 relate to the public payphone assets and certain assets using 3.5 GHz technology (fixed line segment), accounted for due to changes in market conditions. The recoverable amount, determined at the cash generating unit level, represents the value in use determined using discounted cash flow analysis.

Impairment losses charged in 2001 in an amount of HUF 1,843 million mostly related to analog cellular (mobile segment) and security monitoring equipment (fixed line segment).

Included in telephone exchanges at 31 December 2002 are assets subject to finance leases with a gross book value of HUF 1,476 million and net book value of HUF 365 million.

As of January 1, 2002, the Company revised and changed the useful lives of certain tangible fixed assets considering their technical obsolescence (eg. network, servers, rooters). This change resulted in additional planned depreciation in an amount of HUF 4,202 million.

Included in telephone exchanges at 31 December 2002 are assets leased under operating lease contracts to customers with a gross book value of HUF 11,183 million and net book value of HUF 6,561 million. Depreciation for the year of these assets amounted to HUF 1,237 million.

9 Intangible assets

	Concession costs and licenses	Software	Leasehold interest	Brand name	Goodwill	Total
	(in HUF million)
Cost
January 1, 2002	21,450	51,989	6,669	7,546	280,804	368,458
Change in the composition of the Group		17	422		4,941	5,380
Additions	(1,212)	13,631	614			13,033
Disposals		(2,833)	(652)			(3,485)
Translation adjustment	(28)	(284)				(312)
December 31, 2002	20,210	62,520	7,053	7,546	285,745	383,074

Amortization
January 1, 2002	3,983	24,779	3,423	1,321	28,923	62,429
Change in the composition of the Group		9	36			45
Charge for the year	1,060	11,510	762	755	13,428	27,515
Impairment losses	520				916	1,436
Disposals		(2,831)	(653)			(3,484)
Translation adjustment	(10)	(56)				(66)
December 31, 2002	5,553	33,411	3,568	2,076	43,267	87,875

Net book value
December 31, 2002	14,657	29,109	3,485	5,470	242,478	295,199

Net book value
December 31, 2001	17,467	27,210	3,246	6,225	251,881	306,029

Change in the composition of the Group includes the assets of the companies that became consolidated subsidiaries at January 1, 2002. See note 11 for more details.

The negative addition in the Concession costs and licenses represent the reversal of the unrealized portion of borrowing costs capitalized in prior years related to license fees payable in foreign currency.

The amortization expense of intangible assets including goodwill is accounted for in the Depreciation and amortization line of the Income statement.

Impairment losses charged in 2002 relate to the 3.5 GHz license (fixed line segment), accounted for due to changes in market conditions. The recoverable amount represents the value in use determined using discounted cash-flow analysis. The impairment losses on goodwill relate to investments in various subsidiaries of the fixed line segment (HUF 491 million in 2001).

Impairment losses charged in 2001 for software in an amount of HUF 468 million related to the analog cellular activity.

10 Purchase of tangible and intangible assets

	For the year ended December 31,
	2000	2001	2002
	(in HUF millions)

Additions to property, plant and equipment	132,385	101,725	84,906
Additions to intangible assets	26,598	15,817	13,033
Total capital expenditure	158,983	117,542	97,939

Change in payables relating to capital expenditures	(6,199)	10,205	12,049
	152,784	127,747	109,988

11 Associates

	For the year ended December 31,
	2001	2002
	(in HUF millions)

Opening balance of associates	8,438	6,209
Additions to associates	300	80
Share of associates’ profit before tax	1,703	691
Share of associates’ corporate tax	(51)	(136)
Dividend payments	(779)	(1,437)
Disposals	(168)	—
Associates becoming subsidiaries	(3,234)	(800)
Closing balance of associates	6,209	4,607

Certain companies included in the opening balance of associates are consolidated subsidiaries in 2002 as they fall under the scope of SIC 33 - Consolidation and Equity Method - Potential Voting Rights and Allocation of Ownership Interests (effective January 1, 2002).

12 Other non current investments

	At December 31,
	2001	2002
	(in HUF millions)

Other non current investments	6,990	2,251

Other non current investments at December 31, 2002 include loans given to third parties classified as originated loans under IAS 39, while the balance at December 31, 2001 included loans receivable from both third parties and associates.

Other non current investments decreased as a result of change in the consolidation method described in note 11 as loans receivable from the affected associated companies are eliminated on consolidation in 2002.

13 Other non current assets

	At December 31,
	2001	2002
	(in HUF millions)

Derivatives	2,671	1,001
Prepayments falling due after 1 year	4,978	6,103
Other non current assets	3,660	3,017
	11,309	10,121

Derivatives include the fair value of the cross-currency interest rate swaps related to the USD loans disclosed in note 15.

14 Loans and other borrowings

		At December 31,
	Notes	2001	2002
		(in HUF millions)

Bank loans	(a)	127,063	112,798
Bonds	(b)	23,217	23,207
Finance leases		888	552
Other		1,294	1,004
Loans and other borrowings – third party		152,462	137,561

Loans from related parties	(c)	300,908	236,446
Total loans and other borrowings		453,370	374,007

At December 31, 2002, principal repayments fall due in:

	Maturity At December 31,
	2001	2002
	(in HUF millions)
Year
2002	33,607	—
2003	279,612	228,340
2004	40,451	40,660
2005	10,264	15,733
2006	77,858	76,576
2007	3,003	5,225
Thereafter	8,575	7,473
Total loans and other borrowings	453,370	374,007

The effective borrowing costs (total interest payable and other charges) for Matáv’s loans and borrowings were 12.7%, 7.5% and 6.96% for the years ended 2000, 2001 and 2002, respectively. The weighted average interest rate on borrowings (denominated in Hungarian Forints and foreign currencies) was 6.88% in 2000, 9.61% in 2001 and 5.39% in 2002.

(a) Bank loans

Bank loans analyzed by currency are as follows:

	At December 31,
	2001	2002
	(in HUF millions)

HUF	88,155	94,966
EUR	17,888	9,726
USD	21,020	8,106
	127,063	112,798

Bank loans denominated in HUF in an amount of HUF 76,166 million at December 31, 2002 were subject to variable interest rates. Variable rate loans raised in Hungarian Forint are subject to interest rates between 8.36% and 10.25% and are based on various rates, including BUBOR (Budapest Inter-bank Offered Rate), yield of treasury bills. Bank loans of HUF 18,800 million are subject to fixed interest rates ranging from 9.15% to 11.75%.

All foreign currency bank loans are subject to fixed interest rates, ranging between 5.99% and 7.65%.

The bank loans have maturities ranging from 2003 to 2011.

Included in bank loans are loans from the European Investment Bank totaling HUF 38,489 million and HUF 30,332 million at December 31, 2001 and 2002, respectively. The majority of these loans are taken in foreign currency, which are subject to interest rates of between 5.99% and 7.65%. These loans are amortizing loans with repayments falling due every year through 2011.

Included in bank loans is a USD denominated loan amounting to HUF 3,984 million that is subject to interest based on a fixed rate of 7.05%. This loan is subject to a cross-currency interest rate swap arrangement, which is described in note 15.

Included in bank loans is a USD denominated loan amounting to HUF 4,122 million that is subject to interest based on a fixed rate of 6.56%. This loan is subject to a cross currency swap agreement, which is described in note 15.

Loans totaling HUF 27,550 million and HUF 31,791 million at December 31, 2001 and 2002 are roll-over loans which can be prepaid at any time and may be drawn down in one to six month rolling periods. However, the facility under which the loans are provided has final repayment dates falling due after one year and are, therefore, classified as long-term.

Certain loan agreements contain covenant restrictions that require the maintenance of pre-defined financial ratios. Breach of those covenants would make HUF 54,882 million due and payable in 30 days if not remedied.  At December 31, 2002 the Company was in compliance with these covenants. One of the covenants allows a debt to EBITD (earnings before interest, tax and depreciation) ratio of maximum 2.5 and 3.0 (in the different agreements), while the actual ratio was 1.53. The other covenant requires the maintenance of an EBITD to interest expense ratio of minimum 2.0, while the actual ratio was 8.8.

(b) Bonds

On March 24, 1998, the Company issued five-year bonds with a total amount of HUF 10 billion with interest payable semi-annually at an interest rate of 50 basis points over the average yield of the last three auctions of 6-month Hungarian Treasury Bills.

On June 22, 2000 Matáv launched a HUF 45 billion bond program. This program allows Matáv to issue fixed, floating or zero coupon bonds with maturities of between 1 and 10 years. On July 12, 2000, Matáv issued three-year, fixed rate tranche in the nominal amount of HUF 10 billion. The bonds were sold at an average price 51 basis points over the 3-year Hungarian Treasury Bills. On March 21, 2001 Matáv issued 2.5-year fixed rate 9.25% bonds in the nominal amount of HUF 3 billion. The bonds were sold at an average price 74 basis points over the 3-year Hungarian Treasury Bills.

(c) Loans from related parties

Included in loans from related parties is a HUF denominated loan in an amount of HUF 73,675 million received from Deutsche Telekom Finance B.V. The loan is subject to fixed 9.36% interest rate, repayable in one amount on January 31, 2006. Interest payments are due semi-annually.

Included in loans from related parties is a EUR denominated loan in an amount of HUF 162,771 million (EUR 690 million) received from Deutsche Telekom Finance B.V. The loan is based on a variable rate of EURIBOR plus a margin of 50 basis points and repayable in one amount on August 14, 2003. Interest payments are due quarterly. EUR 525 million of the loan is subject to various cross-currency interest rate swap agreements (note 15).

(d) Credit facilities and pledges

At December 31, 2002, Matáv had undrawn committed credit facilities of HUF 14,227 million. These credit facilities, should they be drawn down, are subject to an interest rate of LIBOR, BUBOR and commercial floating bank prime rates plus a margin depending on the currency and institution providing the facilities. There are pledges on receivables for loans totaling HUF 1,004 million.

15 Quantitative and Qualitative Information about Financial Instruments

Financial instruments carried on the balance sheet include cash and bank balances, investments, receivables, trade payables, leases and borrowings. Matáv is also a party to financial instruments that reduce exposure to fluctuations in foreign currency exchange.

Matáv is exposed to interest and foreign exchange rate risk associated with its debt and anticipated transactions. Matáv has no significant concentrations of credit risk. As the vast majority of the revenues and expenses of the Hungarian entities arise in Hungarian Forints, the measurement currency of Matáv is HUF, therefore Matáv’s objective is to minimize the level of its financial risk in HUF terms.

Matáv is exposed to financial market risk through interest rate fluctuations. This is due to the fact that changing EUR and HUF interest rates affect the fair value of fixed rate debts and also affect the cash outflow through the variable rate debts. To control interest rate risk, a combination of fixed and floating rate debt is used within the foreign currency and HUF portfolios. Since in 2002 the majority of the debt portfolio was transformed or swapped to HUF, the interest targets are mainly related to the HUF debt portfolio. Before 2002 the floating rate elements dominated in the HUF portfolio due to decreasing HUF interest rates.

Matáv is exposed to foreign exchange risk related to foreign currency debt and foreign exchange payments (i.e. international third party telecommunications carriers and capital expenditure). To reduce foreign exchange risk, Matáv targeted to increase the proportion of its borrowings in Hungarian Forint. Matáv’s foreign exchange debt portfolio is denominated in, or swapped to, Euro after Maktel prepaid its USD denominated debt in 2002. The National Bank of Hungary lifted the devaluation of the Hungarian Forint against the Euro in October 2001 after widening the intervention band from +/-2.25% to +/-15% as of May 4, 2001. The introduction of this new foreign exchange regulation increased the foreign exchange risk of the Group significantly.

In 2000, 2001 and 2002 Matáv occasionally entered into derivative contracts for risk reduction purposes. These foreign currency forward contracts and swap arrangements were taken to reduce the exchange rate risk related to the debt portfolio and/or the foreign exchange denominated payment obligations.

Derivative instruments are limited to foreign currency forward contracts and swap agreements that are recognized at cost in the financial statements on inception. As of December 31, 2002, Matáv had no open foreign currency forward positions.

Included in bank loans is a USD denominated loan amounting to HUF 3,984 million that is subject to interest based on a fixed rate of 7.05%. This loan is subject to a cross currency interest rate swap arrangement which entitles Matáv to receive USD interest and principal payments at fixed rates, and obliges it to pay EUR interest and principal repayments at floating rates of the EURIBOR rate plus a margin of 0.66%. The EUR principal payments are fixed at a rate of 1 EUR = 1.0777 USD. The timing and amount of the USD payments to be received exactly match the underlying payment obligations on the USD loan. This is an amortizing loan with semi-annual repayments with a final maturity in 2011. In 2000 Matáv accounted for interest and foreign exchange movements on these loans at the EUR rate.

Included in bank loans is a USD denominated loan amounting to HUF 4,122 million that is subject to interest based on a fixed rate of 6.56%. This loan is subject to a cross currency swap agreement. This swap agreement entitles Matáv to receive USD interest and principal payments at fixed rates, and obliges it to pay EUR interest and principal payments at fixed rates of 5.17%. EUR principal payments are determined according to the EUR equivalent of the USD principal payments at a rate of 1.0277 USD/EUR. The timing and amount of the USD payments received exactly match the underlying payment obligations of the USD loans. This is an amortizing loan with semi-annual repayments with a final maturity in 2011. In 2000 Matáv accounted for interest and foreign exchange movements on these loans at the EUR rate.

From 2001 the two loans described above are accounted for as USD loans, while the fair value of the swap agreements is accounted for separately as derivative assets and is disclosed in other non current assets.

For the acquisition of a 44% stake in Maktel, Matáv received a loan of EUR 301.5 million (HUF 79,985 million) from Deutsche Telekom Finance B.V. on January 15, 2001. The loan was based on a variable rate of EURIBOR plus a margin of 30 basis points and repayable in one amount on January 31, 2006. Interest payments are due semi-annually.

Matáv has entered into a swap agreement on February 4, 2002 in order to exchange the cash flows of the EUR 301.5 million loan to HUF cash flows. The counter-party in the transaction was Deutsche Telekom AG. The cross currency swap agreement entitled Matáv to receive EUR interest and principal payments and pay HUF interest and principal payments. The EUR loan was subject to floating rate interest based on 6 month EURIBOR plus a margin of 30 basis points, while under the swap Matáv was obliged to pay an interest based on 6 month BUBOR plus a margin of 34 basis points. The HUF principal payment was fixed at a rate of 1 EUR to 244.36 HUF (HUF 73,675 million). The timing and the amount of the EUR payments to be received under the swap were matched with the underlying payment obligations on the EUR loan.

As of November 4, 2002, the loan and the swap agreement were replaced with a new fixed 9.36% interest HUF loan of HUF 73,675 million, leaving the repayment terms unchanged.

For the acquisition of the remaining 49% stake in Westel, Matáv received a loan of EUR 920 million (HUF 226,750 million) from Deutsche Telekom Finance B.V. on December 20, 2001. The loan is based on a variable rate of EURIBOR plus a margin of 50 basis points and repayable in one amount on August 14, 2003. Interest payments are due quarterly.

In 2002, Matáv concluded four swap agreements in order to exchange some of the cash flows related to the above mentioned EUR loan to HUF cash flows. The counter-party in the transaction is Deutsche Telekom AG. The cross currency swap agreement entitles Matáv to receive EUR interest subject to 3 month EURIBOR plus a margin of 50 basis points and EUR 525 million principal amount, while Matáv has the obligation to pay HUF interest subject to 3 month BUBOR plus a margin of 50-57 basis points and HUF 126,644 million principal amount. The timing of the EUR payments to be received under the swaps are matched with the timing of the EUR payment obligations relating to the original EUR loan.

In 2002 EUR 230 million was repaid of the portion of the loan for which no swap agreements were in place. As a result of the early repayments, the balance of the loan as of December 31, 2002 is EUR 690 million (HUF 162,771 million), of which EUR 165 million is not covered with swap agreements.

The loan described above is accounted for as a EUR loan, while the fair value of the swap agreements is accounted for separately as a derivative liability and is disclosed in other non current liabilities.

The financial asset portfolio is relatively small compared to the debt portfolio of Matáv and mainly includes bank deposits.

As of December 31, 2002, Matáv’s cash and cash equivalent’s balance included HUF denominated cash equivalent instruments in an amount of HUF 1,761 million at an average interest rate of 1.97%, MKD denominated cash balance in an amount of HUF 6,689 million at an average interest rate of 5.82% and other foreign exchange denominated instruments at an amount of HUF 401 million with an average interest rate of 1.43%.

The net carrying amounts of financial assets including cash, investments, receivables and payables and finance lease obligations reflect reasonable estimates of fair value due to the relatively short period to maturity of the instruments.

The following table is a summary of Matáv’s market sensitive debt instruments, including fair value calculated using the discounted cash flow method. Average rates disclosed represent the weighted average rates of fixed rate and variable rate portfolios at period end. The book values of variable rate loans and borrowings approximate their fair values as shown below at December 31, 2002.

	Maturities
	2003	2004	2005	2006	2007	after 2007	Total	Fair value
	(in HUF millions, except percentages)
Bank loans (HUF Denominated)
Fixed rate	6,300	12,500	—	—	—	—	18,800	19,437
Average interest rate	9.31%	11.75%					10.93%
Variable rate	33,408	25,634	13,375	625	3,124	—	76,166	76,166
Average interest rate	9.18%	9.25%	9.46%	10.25%	9.88%		9.29%
Total	39,708	38,134	13,375	625	3,124	0	94,966	95,603

Bank loans (foreign currency denominated)
Fixed rate	2,098	2,098	2,098	2,098	2,098	7,342	17,832	19,963
Average interest rate	6.92%	6.92%	6.92%	6.92%	6.92%	6.92%	6.92%
Total	2,098	2,098	2,098	2,098	2,098	7,342	17,832	19,963

Total bank loans	41,806	40,232	15,473	2,723	5,222	7,342	112,798	115,566

Bonds (HUF denominated)
Fixed rate	13,076	—	—	—	—	131	13,207	13,246
Average interest rate	9.20%					0.00%	9.11%
Variable rate	10,000	—	—	—	—	—	10,000	10,000
Average interest rate	10.28%						10.28%
Total	23,076	0	0	0	0	131	23,207	23,246

16 Trade and other payables

	At December 31,
	2001	2002
	(in HUF millions)

Domestic trade payables	47,832	38,285
Foreign trade payables	11,409	8,854
Amounts owed to related parties	12,859	1,406
Taxation and social security	12,661	8,384
Accrued expenses and prepayments	19,830	21,947
Amounts received in advance	1,460	7,000
Salaries and wages	9,462	7,378
Payables to associates	87	230
Dividends payable to minority interest holders	63	8
Other payables	6,463	8,365
	122,126	101,857

Amounts owed to related parties at December 31, 2001 included an expected amount of HUF 12,000 million as additional purchase price payable to MediaOne for the acquisition of the Westels (note 2). The final amount paid in 2002 was HUF 11,515 million, while the remaining HUF 485 million was released to equity.

17 Deferred revenue

	At December 31,
	2001	2002
	(in HUF millions)

Beginning of period	13,639	10,531
Change in the composition of the Group	391	—
Amortization	(3,499)	(3,353)
End of period	10,531	7,178
Amount to be recognized within one year	3,430	2,722

18 Provision for liabilities and charges

	Severance	Customer loyalty programs	Other	Total
	(in HUF millions)

January 1, 2002	540	2,293	487	3,320
Amounts used	(540)	(2,090)	(487)	(3,117)
Additions	8,623	2,333	1,031	11,987
December 31, 2002	8,623	2,536	1,031	12,190

The provision for severance relates to the employee termination benefit payable in 2003 and 2004 in accordance with the agreement made with employee representatives. The amount of HUF 1,040 million payable in 2004 is included in provisions for liabilities and charges under non current liabilities.

Provision for customer loyalty programs includes the fair value of discount credits earned by customers that have not been utilized.

Other provisions include liabilities deriving mainly from legal cases and guarantee obligations.

19 Other non current liabilities

	At December 31,
	2001	2002
	(in HUF millions)

Long term concession payable	4,428	—
Derivatives	—	3,993
Other	189	—
	4,617	3,993

Derivatives include the fair value of the swap agreements concluded with Deutsche Telekom AG related to the loans received from Deutsche Telekom Finance B.V. See note 15 for more details.

20 Minority interests

In cases where subsidiaries are not wholly owned by the Group, the consolidated balance sheets and income statements reflect the share of investment and results held by third parties.

	For the year ended December 31,
	2000	2001	2002
	(in HUF millions)

Beginning of period	23,012	1,228	48,169
Acquisition of minority interest in Westel and Westel 0660	(25,290)	—	—
Acquisition of Maktel	—	35,963	—
Share of results for the year	2,869	13,706	13,639
Dividends paid / payable to minority shareholders	(143)	(58)	(56)
Other movement in capital contributed by minority interest	780	396	128
Cumulative translation adjustment	—	(3,066)	(2,444)
End of period	1,228	48,169	59,436

The balance of minority interest at December 31, 2002 includes an amount of HUF 1,275 million (2001: HUF 2,100 million) in relation to the call option of CosmoTelco representing the loss to Matáv had CosmoTelco exercised its option for the 10% interest in Stonebridge at December 31, 2002 (see note 2).

21 Revenues

	For the year ended December 31,
	2000	2001	2002
	(in HUF millions)
Domestic fixed line telecommunications services:
Subscriptions, connections and other charges	83,691	97,487	98,050
Domestic traffic revenue	129,517	123,366	118,812
Other usage	19,136	17,254	15,024
International traffic revenues	39,008	32,212	27,076
Mobile telecommunications services	108,885	140,234	178,492
Revenue from international activities	—	59,977	67,330
Leased lines and data transmission	26,111	30,977	34,142
Other services	39,597	46,228	51,659
	445,945	547,735	590,585

Revenue from international activities includes the total consolidated revenues of Maktel.

Included in other services is HUF 6,061 million of subsidies from the Universal Telecommunication Support Fund that is meant to compensate for the maintenance of low usage discount packages provided by the fixed line telecom service providers of the Group. Contributions payable to the Fund are shown as part of fees and levies in other operating expenses (see below), in an amount of HUF 5,064 million.

22 Other operating expenses

	For the year ended December 31,
	2000	2001	2002
	(in HUF millions)

Materials, maintenance and service fees	38,946	53,946	57,538
Subcontractors and agent commissions	12,277	11,514	18,098
Fees and levies	11,901	15,921	24,014
Marketing	10,348	13,360	13,514
Consulting	6,775	6,736	7,483
Rental fees	4,192	5,667	6,348
Other expenses	14,943	16,900	8,523
	99,382	124,044	135,518

The remuneration of the Company’s Directors amounted to 7 million in 2002 (HUF 7 million in 2001, HUF 13 million in 2000). The remuneration of the members of the Company’s Supervisory Board amounted to HUF 7 million in 2002 (HUF 7 million in 2001, HUF 7 million in 2000).

23 Net interest and other charges

	For the year ended December 31,
	2000	2001	2002
	(in HUF millions)
Interest expense:
Hungarian Forint	11,490	11,592	14,173
Foreign currency	5,318	9,149	12,459
(Gains) / losses on swap agreements	—	(582)	9,435
Net foreign exchange losses / (gains)	4,835	(6,930)	(10,948)
Bank charges and other financial expenses	2,042	2,420	3,686
Total interest expense and other charges	23,685	15,649	28,805
Interest capitalized	(626)	(404)	(226)
Interest and other financial income	(2,067)	(2,141)	(660)
	20,992	13,104	27,919

24 Income tax

	For the year ended December 31,
	2000	2001	2002
	(in HUF millions)

Income tax charge on the profit for the year	(8,625)	(9,464)	(15,113)
Deferred income taxes	1,102	(2,218)	2,004
Income tax on the Group’s share of the results of associates	(229)	(51)	(136)
Income tax expense	(7,752)	(11,733)	(13,245)

The Company and the Westels qualified for a reduction in income tax payable on meeting certain conditions. The reduction in the tax payable amounted to a 100% allowance for five years from the date of qualification, and a 60% allowance for a further five years. Through 1998, Matáv Rt. and Westel qualified for the 100% allowance. Through 1995, Westel 0660 utilized the 100% allowance. From January 1, 1999, Matáv Rt. has been utilizing the reduced allowance of 60%, for a maximum possible five years (effective tax rate of 7.2%). Westel 0660 utilized the reduced allowance of 60% until December 31, 1999.

Management believes that the conditions underlying the reduction in income tax will continue to be met by Matáv Rt. As result of Matáv’s acquisition of the remaining 49% of Westel, foreign ownership fell below 30%, hence Westel lost its 60% reduction in income tax as of December 21, 2001. This resulted in a deferred tax credit of approximately HUF 1,600 million in 2001. All other Hungarian subsidiaries were subject to income tax of 18%, while the Macedonian companies are subject to income tax of 15%.

Deferred tax assets are recognized for tax loss carry forwards only to the extent that realization of the related tax benefit is probable. Recognized tax losses of HUF 1,615 million will expire in 2003, HUF 100 million will expire in 2005, HUF 5,842 million will expire in 2006 and HUF 5,112 million will expire in 2007. Of the recognized tax losses, HUF 4,949 million is not subject to statutory limitations.

Matáv’s deferred tax balances are as follows.

	Balance at December 31, 2001	Cumulative translation adjustment	Income statement effect	Balance at December 31, 2002

Deferred tax assets and (liabilities)
Net operating loss carry-forward	52		3,117	3,169
Investments in subsidiaries	(1,055)		(1,016)	(2,071)
Impairment of receivables, inventory and financial investments	3,884	(39)	(440)	3,405
Property, plant and equipment and intangible assets	(1,909)	(23)	(209)	(2,141)
Derivative assets	(184)		(225)	(409)
Trade and other payables	45	(22)	(248)	(225)
Loans and other borrowings	(54)		204	150
Deferred revenue	929		(121)	808
Provisions for liabilities and charges	345		942	1,287
Total net deferred tax assets	2,053	(84)	2,004	3,973

Add back: deferred tax liability	1,763			2,646

Deferred tax assets	3,816			6,619

Deferred tax assets and liabilities are determined by the legal entities of the Group.

The reconciliation between the reported income tax expense and the theoretical amount arising by applying the statutory income tax rates is as follows:

	For the year ended December 31,
	2000	2001	2002
	(in HUF millions)

IFRS profit before income tax	77,273	107,999	95,012
Tax at 18%	(13,910)	(19,440)	(17,102)
Effect of reduced tax rates	8,510	11,259	2,686
Tax on items not subject to tax	981	1,368	2,027
Tax effect of recognition / (non-recognition) of tax losses	(352)	(1,151)	1,925
Tax on non deductible expenses	(2,511)	(4,459)	(2,837)
Temporary differences reversing at different rates	(241)	741	192
Income tax expense (before associates’ tax)	(7,523)	(11,682)	(13,109)
Share of associates tax expense	(229)	(51)	(136)
Income tax expense	(7,752)	(11,733)	(13,245)

Items not subject to income tax consist primarily of amortization of investment contribution fees and connection fees to revenue as well as the share of associates’ profit before income tax as the results of the associates are not included in the reconciliation.

25 Management Incentive Plans

(a) Convertible bonds

From June 29, 1998 to July 1, 1998, Matáv Rt. issued 7 million convertible bearer bonds, known as the “Management Incentive Program Bond” each with a face value of HUF 1. The holder of a bond could convert it into one newly issued Matáv A series registered common stock with a face value of HUF 100, in accordance with the allocation and conversion rules. On July 1, 1998, 4,231 thousand bonds were allocated to management. In 1999, 402 thousand bonds were forfeited. In 2000 additional 876 thousand bonds were allocated to management and 283 thousand bonds were forfeited. In 2001, 242 thousand bonds were forfeited.

The Bonds could be converted into newly issued Matáv A series registered common stock over a three year period with one third vesting each year beginning July 1, 1999. Bonds could not be converted after the end of the bond’s term, June 2002. None of the bonds were converted into shares and so all outstanding bonds were forfeited in 2002.

The conversion price of the bonds was the Hungarian Forint equivalent of USD 5.75 per bond, calculated based on the USD/HUF exchange rate quoted by the Hungarian National Bank on the day of conversion, less the face value of the bond, but not less than the initial public offering price of HUF 730 per share.

Compensation cost was not recognized in these financial statements for the fair value or the intrinsic value of the bonds granted.

(b) Share options

On April 26, 2002, the annual Shareholders’ Meeting approved the introduction of a new management share option plan and authorized the Company’s Board of Directors to purchase 17 million “A” series registered ordinary shares, each having a nominal value of HUF 100 as treasury shares.

On July 1, 2002, the Company granted 3,964,600 options to participants of the stock option plan at an exercise price of HUF 933 for the first tranche (exercisable in 2003) and HUF 950 for the second and third tranches (exercisable in 2004 and 2005). The Company’s share price as quoted on the BET (Budapest Stock Exchange) on the grant date was HUF 833 per share. The options have a life of five years from the grant date, meaning that the options are forfeited without replacement or compensation on June 30, 2007.

The option with respect to the maximum of one-third of the shares that can be purchased under the relevant option (first tranche) may be exercised from July 1, 2003 until the end of the term.

The option with respect to the maximum of a further one-third of the shares that can be purchased under the option (second tranche) may be exercised from July 1, 2004 until the end of the term.

The option with respect to the rest of the shares that can be purchased under the option (the third tranche) may be exercised from July 1, 2005 until the end of the term.

Compensation cost was not recognized in these financial statements for the fair value of the options granted.

26 Commitments

(a) Lease commitments

Operating lease commitments were mainly in respect of the lease of buildings, network and other telecommunications facilities. Finance leases relate to the sale and lease back of PBX and other telecommunications equipment. Future minimum lease payments under finance and operating leases at December 31, 2001 and 2002 are as follows:

	Finance Leases At December 31,
	2001	2002
	(in HUF millions)
Year
2002	410	—
2003	462	455
2004	139	155
2005 and thereafter	—	—
Total minimum lease payments	1,011	610
Less: amounts representing interest	(123)	(58)
Present value of net minimum lease payments	888	552

Less: finance lease obligations included in short-term debt	331	406

Long-term finance lease obligations	557	146

	Operating Leases At December 31,
	2001	2002
	(in HUF millions)
Year
2002	3,245	—
2003	2,502	2,065
2004	2,082	1,579
2005	1,388	1,324
2006	966	1,348
2007	778	1,415
Thereafter	—	1,533
Total minimum lease payments	10,961	9,264

(b) Purchase commitments

As of December 31, 2000, 2001 and 2002 capital expenditures amounting to HUF 18.2 billion, HUF 11.2 billion and HUF 7.5 billion, respectively, principally relating to the telecommunications network, had been committed to under contractual arrangements, with the majority of payments due within one year.

(c) M-RTL

Matáv Rt. acquired a 25% share in M-RTL, a television broadcasting company in 1997. Matáv Rt. committed to provide M-RTL with equity and debt financing if M-RTL needs that. At December 31, 2002 Matáv Rt. has outstanding commitments of approximately DEM 4 million (in proportion to its ownership) to provide further funds to M-RTL. In 2002 M-RTL repaid all its loans to its founders and also paid dividends of HUF 1.6 billion, which makes Matáv believe that this commitment will not have to be delivered upon.

(d) Contingencies

In November 2002 Westel and the other significant Hungarian mobile company were designated by the National Telecom Regulatory Authority (“HIF”) as having Significant Market Power (“SMP”) in the interconnection market. Westel filed its cost calculation methodology and relevant cost/tariff data based on the mandatory Long Range Incremental Cost (“LRIC”), meeting the provisions of law. The other company appealed against the decision. This was accepted by the court but is being appealed by HIF and is now subject to review by the Supreme Court. In order to avoid a competitive disadvantage and to ensure non-discriminatory treatment, Westel filed an official request with HIF, asking for the delay of execution of any decision regarding implementation of its SMP obligations until final settlement of the judicial review.

There is an on-going investigation by the Competition Office into accusations of monopolistic behavior in the Hungarian mobile market, the current status of which is a recommendation to the Competition Council to levy a penalty of HUF 1.9 billion on Westel. Matáv believes that the basis for the Competition Office’s findings is not well founded and that the amount of a potential liability is not material to the financial statements as of December 31, 2002.

27 Lease revenues

Operating lease revenues relate primarily to the leasing of PBX equipment where Matáv is the lessor.

Year
(in HUF millions)

2003	5,346
2004 – 2006	8,977
2007 and thereafter	1,207
Total minimum lease payments receivable	15,530

28 Related party transactions

MagyarCom GmbH

The Company is majority owned by MagyarCom GmbH (59.49%), which is owned by Deutsche Telekom AG. In 2002 Matáv paid dividends of HUF 6,792 million to MagyarCom GmbH, while the amount in 2001 amounted to HUF 6,174 million.

Matáv had no revenues or expenses incurred in the three-year period ended December 31, 2002 or receivables and payables at the end of 2001 or 2002.

MagyarCom Services Kft.

MagyarCom Services Kft., a Hungarian company owned by Deutsche Telekom, provides Matáv with management and consultancy services. The total service fees charged in 2000, 2001 and 2002 amounted to HUF 2,478 million and HUF 1,563 million and HUF 2,028 million, respectively. Matáv had outstanding payable to MagyarCom Services Kft. of HUF 573 million at December 31, 2002 (HUF 515 million at December 31, 2001). Matáv had no amounts receivable from MagyarCom Services Kft. as of the same dates.

Deutsche Telekom Group

Matáv had telecommunications revenues amounting to HUF 7,589 million (HUF 5,992 million in 2001, HUF 5,168 million in 2000) from other Deutsche Telekom Group members. Operating expenses to Deutsche Telekom Group members amounted to HUF 4,852 million in 2002. (HUF 5,900 million in 2001, HUF 4,658 million in 2000)

Matáv had outstanding payable to other Deutsche Telekom Group members of HUF 833 million at December 31, 2002 (HUF 344 million at December 31, 2001). Matáv had amounts receivable from other DT Group members amounting to HUF 1,731 million in 2002. (HUF 644 million in 2001)

Related to the swap agreements concluded with Deutsche Telekom AG (note 15), Matáv had interest expense of HUF 5,040 million in 2002 included in the gains and losses on swap agreements. Accrued interest at December 31, 2002 amounted to HUF 1,041 million included in the fair value of the swap agreements in other non current liabilities.

Related to the loan agreement concluded with Deutsche Telekom Finance B.V. Matáv had interest expense of HUF 13,654 million in 2002, and HUF 3,846 million in 2001. For the loan balances refer to note 14 and 15.

Accrued interest at December 31, 2002 amounted to HUF 4,298 million (HUF 1,918 million in 2001), included in accrued expenses.

Deutsche Telekom has pledged its support for Matáv’s financing needs through to June 30, 2004.

Governments

Matáv provides services to Government departments and businesses in Hungary and Macedonia on arm’s length basis, however, individually none of these customers represent a significant source of revenue.

Associates

Hunsat is a joint venture founded by the Company (50%) and Antenna Hungária Rt. The revenues of Hunsat include membership fees paid by the establishing owners and subsidies received from an international space communications organization. Costs incurred by Matáv including payment of these membership fees amounted to HUF 160 million in 2002, HUF 269 million in 2001 and HUF 324 million in 2000. Any profits made by Hunsat are repaid to the joint venture partners.

As M-RTL, the Hungarian television broadcast company, in which Matáv has a 25% share of ownership, operates mostly through production agencies, the transactions between M-RTL and Matáv Group are insignificant.

29 Principal investees

At December 31, 2002 the principal operating associates and subsidiaries of the Group, which are incorporated in Hungary and Macedonia, were as follows:

Associates	Group interest in capital	Activity

Hunsat Magyar Űrtávközlési Koordinációs Egyesülés	50.00%	Satellite communications
Magyar RTL Televízió Rt.	25.00%	Television broadcast company

Subsidiaries	Group interest in capital	Activity

Axelero Rt.	100.00%	Internet service and content provider
Emitel Rt.	100.00%	Local telecommunications operator
InvesTel Rt.	100.00%	Cable TV holding
Makedonski Telekommunikacii AD (Maktel)	44.11%	Macedonian telecommunications company
Matávcom Kft.	100.00%	Solutions for business customers
MatávkábelTV Kft.	100.00%	Cable television operator
Stonebridge A.D.	86.46%	Macedonian holding company
Westel Rádiótelefon Kft.	100.00%	Cellular telephone services
Westel Mobil Távközlési Rt	100.00%	GSM digital cellular telephone services

The Group’s interest in the capital of subsidiaries and associates equals the voting rights therein, with the exception of Maktel, where the Company holds 51% of the voting rights due to its voting power exercised through its ownership in Stonebridge.

Maktel and Stonebridge are incorporated in the Republic of Macedonia, while the rest of the subsidiaries and associates are incorporated in the Republic of Hungary.

30 Segment information

Matáv has three operating segments, fixed line telecommunications, mobile telecommunications and international activities.

The fixed line telecommunications segment provides local telephony in Matáv’s 39 local primary areas, domestic and international long distance services on a nationwide basis as well as related services such as leased lines, data transmission, PBX, corporate networks cable TV services and internet.

The mobile segment consists of services provided by Westel and Westel 0660. Westel provides digital services in the 900 and 1,800 MHz frequency bandwidth, while Westel 0660 provides analog services in the 450 MHz frequency bandwidth. Services provided between the Company, Westel and Westel 0660 are made on an arms-length basis. Westel and Westel 0660 each provide distribution for the other’s products. Both Westel and Westel 0660 lease space at base stations to each other and from the Company on a contract basis.

The International segment includes the four Macedonian companies, Stonebridge, the holding company through which Matáv controls Maktel. Maktel, Macedonia’s exclusive fixed line telecommunications company, Mobimak, Maktel’s subsidiary, a cellular telecommunications service provider in Macedonia and Telemacedonia A.D. through which Matáv provides management and consultancy services to Maktel, Mobimak A.D. and Stonebridge.

Of the 2002 total revenue of the International segment HUF 23,616 million is generated by the mobile activities. Of the total assets of the International segment HUF 29,297 is related to the mobile activities, before the allocation of any goodwill thereto.

Of the total net book value of goodwill as at December 31, 2002, HUF 15,706 million is allocated to the Fixed line segment, HUF 180,454 million to the Mobile segment and HUF 46,318 million to the International segment.

The following table presents a summary of operating results of the Group by segment for the years ended December 31, 2000, 2001 and 2002. The segments presented below are substantially consistent with the format used by the Company’s Management Committee.

	For the year ended December 31,
	2000	2001	2002
	(in HUF millions)
Revenues
Total revenue of Fixed line segment	326,280	333,685	336,306
Fixed line revenue from other segments	(9,491)	(11,221)	(11,620)
Fixed line revenue from external customers	316,789	322,464	324,686

Total revenue of Mobile segment	159,345	198,947	232,612
Mobile revenue from other segments	(30,189)	(33,653)	(34,043)
Mobile revenue from external customers	129,156	165,294	198,569

Total revenue of International segment	—	60,034	67,562
International revenue from other segments	—	(57)	(232)
International revenue from external customers	—	59,977	67,330

Total revenue of the Group	445,945	547,735	590,585

Depreciation and amortization
Fixed line	60,932	65,948	76,664
Mobile	33,788	40,282	35,423
International	—	10,392	10,654
Total	94,720	116,622	122,741

Operating profit
Fixed line	70,837	60,143	43,664
Mobile	25,254	35,793	52,390
International	—	23,464	26,186
Total	96,091	119,400	122,240

Share of associates’ results before income tax
Fixed line	2,174	1,703	691
Total	2,174	1,703	691

	For the year ended December 31,
	2000	2001	2002
	(in HUF millions)
Assets
Fixed line	584,937	601,290	563,917
Mobile	374,953	359,614	361,535
International	—	148,438	157,894
Inter-segment elimination	(8,813)	(12,989)	(14,979)
Total segment assets	951,077	1,096,353	1,068,367
Unallocated assets	3,347	7,843	9,084
Total assets	954,424	1,104,196	1,077,451

Capital expenditures on tangible and intangible assets
Fixed line	111,134	75,050	49,245
Mobile	41,650	36,494	41,532
International	—	16,203	19,211
Total	152,784	127,747	109,988

Liabilities
Fixed line	94,191	102,048	88,073
Mobile	40,549	43,766	40,503
International	—	7,511	11,046
Inter-segment elimination	(8,813)	(12,989)	(14,979)
Total segment liabilities	125,927	140,336	124,643
Unallocated liabilities	189,988	455,391	377,228
Total liabilities	315,915	595,727	501,871

Unallocated assets include tax assets, while unallocated liabilities include loans and other borrowings and tax liabilities.

Inter-segment pricing is on arms’ length basis.

Geographic Information: Matáv’s fixed line and mobile segments operate exclusively in Hungary, while the international segment operates in Macedonia. Matáv does not analyze results on a more detailed level based on geographic areas within Hungary or Macedonia.

31 Subsequent event

On February 7, 2003 Matáv and CosmoTelco amended the option agreement described in note 2. The parties agreed to extend the exercise date of the option for the 10% share in Stonebridge until September 30, 2003, leaving all other conditions of the agreement unchanged.

32 Reconciliation to U.S. GAAP

Matáv’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS), which differ in certain respects from U.S. GAAP. The principal differences between IFRS and U.S. GAAP are presented below, together with explanations of the adjustments that affect consolidated net income for each of the three years for the period ended December 31, 2002 and total shareholders’ equity as of December 31, 2001 and 2002.

		For the year ended December 31,
	Notes	2000	2001	2002
		(in HUF millions, except per share amounts)

Net income under IFRS		66,652	82,560	68,128
Adjustments for U.S. GAAP:
Cumulative effect of adopting SAB 101	(a)	(22,167)	—	—
Deferred revenue	(a)	14,453	2,433	2,456
Post-retirement benefits	(b)	(621)	—	—
Management Incentive Plan Bonds	(c)	(134)	(37)	—
Amortization of intangible assets	(d)	1,253	(2,665)	(6,455)
Amortization of goodwill	(d)	1,281	119	14,344
Cumulative effect of adopting SFAS 133	(e)	—	589	—
Cumulative income tax effect of adopting SAB 101 (2000) and SFAS 133 (2001)		3,042	(88)	—
Deferred income tax on U.S. GAAP adjustments		5	(1,194)	(627)
Minority interest impact of U.S. GAAP adjustments		744	514	307
Net income under U.S. GAAP		64,508	82,231	78,153

Other comprehensive income	(f)	—	(2,420)	(1,928)
Total comprehensive income		—	79,811	76,225

Basic earnings per share under U.S. GAAP		62.20	79.30	75.32
Diluted earnings per share under U.S. GAAP		61.91	79.30	75.32

		At December 31,
	Notes	2001	2002
		(in HUF millions)

Shareholders’ equity under IFRS		460,300	516,144
Adjustments for U.S. GAAP:
Deferred revenue	(a)	(17,602)	(15,146)
Intangible assets	(d)	(1,412)	(7,867)
Amortization of goodwill	(d)	1,400	15,744
Deferred income tax on U.S. GAAP adjustments		1,222	595
Minority interest impact of U.S. GAAP adjustments		1,259	1,566
Shareholders’ equity under U.S. GAAP		445,167	511,036

(a) Deferred revenue

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements,” (SAB 101) which provides additional guidance in applying generally accepted accounting principles. In certain cases, SAB 101 requires up-front fees to be deferred and recognized over the expected period of customer relationship.

Under U.S. GAAP Matáv applied the guidance of SAB 101 as follows:

For fixed line customers a relationship period of 10 years was assessed and up-front fees are deferred over that term. Incremental direct costs are also deferred to the extent of the revenues. For mobile subscribers activation fees are deferred over a 4-year customer relationship period together with incremental direct costs up to the amount of revenue deferred.

(b) Post-retirement benefits

During 2000 Matáv terminated the provision of post-retirement benefits, therefore, the difference in equity was eliminated. The difference in net income in 2000 reflects the release of the difference between the provisions under IFRS and U.S. GAAP, accumulated in prior years.

(c) The Management Incentive Program – Convertible bonds and Stock options

Compensation expense is calculated on convertible bonds granted under the “Management Incentive Plan” and disclosed in the U.S. GAAP income statement adjustments in accordance with APB 25. Total compensation expense is based on the difference between the exercise price and the market price on the grant date. The exercise price in Hungarian Forint on the grant date was HUF 1,262 (USD 5.75 converted into Hungarian Forints at the middle exchange rate as of the grant date, 219.42 HUF/USD). The closing market price on the grant date was HUF 1,296. Total compensation expense of HUF 143 million was going to be recognized over the three-year vesting period starting July 1, 1998. The amount amortized in 1999 was HUF 42 million taking into account the impact of the forfeits.

In 2000, 876 thousand bonds were allocated to management. Compensation expense of HUF 117 million was calculated in relation to the new grants.  As two thirds of the newly allocated bonds became convertible on July 1, 2000, the corresponding proportion of the compensation expense was recognized immediately. The remaining one third was amortized until July 1, 2001. In total, HUF 134 million compensation expense was recognized in

2000, while the remaining HUF 37 million was recognized in 2001. In 2002 all outstanding convertible bonds were forfeited.

The accounting treatment for the stock options issued for the new incentive program (note 25) required no U.S. GAAP adjustment in accordance with APB 25, as the share price on the grant date was higher than the exercise price.

The table below shows the movements in the number of convertible bonds and stock options.

in thousands	1999	2000	2001	2002

Opening number of convertible bonds	4,231	3,829	4,422	4,180
New grants of convertible bonds	—	876	—	—
New grants of stock options	—	—	—	3,964
Forfeits of convertible bonds	(402)	(283)	(242)	(4,180)
Closing number of convertible bonds / stock options	3,829	4,422	4,180	3,964

In 1995, the FASB issued SFAS 123, “Accounting for Stock-Based Compensation”. This pronouncement requires Matáv to calculate the value of the stock options at the date of grant using an option pricing model. Matáv has elected to apply the “pro forma disclosure only” option permitted under SFAS 123, instead of recognizing the compensation expense calculated using the Black Scholes method, as shown below. The amounts in 2000 and 2001 are related to the convertible bond program described above, while amounts for 2002 are related to the stock option program launched in 2002 (note 25).

	2000	2001	2002

Net income as reported (HUF million)	64,508	82,231	78,153
Net income pro forma (HUF million)	63,503	81,897	77,805

Basic earning per share as reported (HUF)	62.20	79.30	75.32
Basic earning per share pro forma (HUF)	61.24	78.97	74.99

Diluted earning per share as reported (HUF)	61.91	79.30	75.32
Diluted earning per share pro forma (HUF)	60.94	78.97	74.99

The assumptions used in the pricing model and resulting fair values were as follows:
Risk free rate	8.31%
Expected dividend yield	1.51%
Expected option term (years)	5
Expected stock volatility	40%
Grant date value per option	HUF 284

(d) Amortization of intangible assets

Due to the different revenue and intangible asset recognition rules of IFRS and US GAAP, the shareholders’ equity of Westel, Maktel and Emitel on acquisition was different under the different accounting conventions resulting in differences in goodwill, and in the value of customer base recognized on acquisition.

According to US GAAP the gross book value of goodwill recognized on acquisition was lower by HUF 25,656 million at Westel, HUF 1,012 million at Maktel and HUF 91 million at Emitel. The gross book value of other intangibles recognized was higher by HUF 37,856 million at Westel, HUF 4,150 million at Maktel and HUF 360 million at Emitel respectively.

The following table shows the differences in amortization charges of intangibles:

	For the year ended December 31,
	2000	2001	2002
	(in HUF millions)

IFRS amortization expense of intangibles (excl. goodwill)	(13,974)	(14,031)	(14,607)
US-GAAP adjustment to amortization expense
Westel	1,253	(2,357)	(5,913)
Maktel	—	(299)	(506)
Emitel	—	(9)	(36)
Total US-GAAP adjustment to amortization expense	1,253	(2,665)	(6,455)

US-GAAP amortization expense of intangibles excl. Goodwill	(12,721)	(16,696)	(21,062)

IFRS amortization expense of goodwill	(10,989)	(18,172)	(14,344)
US-GAAP adjustment to goodwill amortization expense
Westel	1,281	46	9,390
Maktel	—	(143)	2,568
Emitel and other subsidiaries	—	216	2,386
Total US-GAAP adjustment to goodwill amortization	1,281	119	14,344

US-GAAP amortization expense of goodwill	(9,708)	(18,053)	—

After the adoption of SFAS 141 and 142 at January 1, 2002, goodwill is no longer amortized, therefore all goodwill related amortization expense recognized according to IFRS is reversed in the US GAAP statements. was tested for impairment by reporting segment as of January 1, 2002 and in the last quarter of 2002. As the fair value of the net assets of the reporting segments was higher than the book value, no impairment charge was necessary for recognized goodwill.

As of December 31, 2002 for US GAAP the net book value of goodwill recognized was HUF 9,116 million lower, while the net book value of other intangibles was HUF 24,823 higher.

The following table shows the expected amortization expense of all intangible assets recorded under US GAAP in the following years:

Year	Amortization
(in HUF millions)
2003	16,136
2004	12,538
2005	8,768
2006	5,676
2007	3,252

(e) Adoption of SFAS 133

IAS 39 is substantially similar to SFAS 133, however the cumulative effect of adopting the new standard in 2001 was recognized against the retained earnings under IFRS, while the same effect was recognized in the income statement under U.S. GAAP.

(f) Other comprehensive income

Other comprehensive income includes the cumulative translation adjustment related to the consolidation of the financial statements of the Macedonian subsidiaries (mainly Maktel). This item is not subject to tax.

33 Additional disclosures required for U.S. GAAP

Accrued interest

Included in accrued expenses as disclosed in the IFRS financial statements, is accrued interest in an amount of HUF 5,827 million at December 31, 2002 (HUF 3,939 million in 2001).

Valuation allowance of deferred tax assets

At December 31, 2002 Matáv recognized deferred tax assets for all tax losses carried forward, while at December 31, 2001 the deferred tax asset of HUF 2,062 million for tax losses in an amount of HUF 11,455 million was offset by a 100% valuation allowance.

Involuntary termination benefits

The number employees to be terminated in 2003 is 1,450 and 450 in 2004, for which HUF 8,623 million provision was recorded in 2002. The employees impacted by the headcount reduction in 2003 and 2004 include mostly network and logistics personnel.

The total payment made related to employee termination in 2002 amounted to HUF 1,982 million, of which HUF 540 million was charged against the provision for liabilities and charges as at December 31, 2001, while the rest was recognized as an expense in 2002.

Recent accounting pronouncements

On January 1, 2003 Matáv is required to adopt Statement of Financial Accounting Standards (SFAS) No. 143, “Accounting for Asset Retirement Obligations”. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.  The Company is currently evaluating the impact of SFAS 143 on its financial statements.

SFAS 146 “Accounting for Costs Associated with Exit or Disposal Activities” was issued in June 2002, and is effective for exit or disposal activities that are initiated after December 31, 2002. The provisions of the statement change the date of recognition of a liability for a cost associated with an exit or disposal activity from the date of an entity’s commitment to an exit plan to the date when the liability is incurred. The statement also establishes that the fair value is the objective for initial measurement of the liability. Matáv currently does not plan to exit or dispose of any of its significant activities.

SFAS 148 “Accounting for Stock-Based Compensation” is an amendment of SFAS 123 and is to be applied for financial statements for fiscal years beginning after December 15, 2003. The statement was issued to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of the preceding statement to require more prominent disclosures in the financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on the reported results. The Company is currently evaluating the impact of SFAS 148 on its financial statements.