Form 20-F
period 2003-12-31
HUNGARIAN TELECOMMUNICATIONS CO LTD MATAV
filed 2004-05-11
CIK 1047564

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on May 11, 2004

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003
Commission file number 1-14540

MAGYAR TÁVKÖZLÉSI RT.
(Exact Name of Registrant as Specified in Its Charter)
HUNGARIAN TELECOMMUNICATIONS CO. LTD.
(Translation of Registrant's Name Into English)
Hungary
(Jurisdiction of Incorporation or Organization)
Budapest, 1013, Krisztina krt. 55, Hungary
(Address of Principal Executive Offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class American Depositary Shares, each representing five Ordinary Shares Ordinary Shares	Name of each exchange on which registered New York Stock Exchange New York Stock Exchange*

Securities registered or to be registered pursuant to Section 12(g) of the Act

NONE
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

NONE
(Title of Class)

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares......1,042,811,600
nominal value HUF 100 per share
(as of December 31, 2003)

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

i

	Supervisory Board	107
	Indemnification of the Board of Directors and the Supervisory Board	109
	Compensation of Directors and Officers	110
	Board Practices	110
	Employees	111
	Share Ownership of Management	112
Item 7	Major Shareholders and Related Party Transactions	113
	Major Shareholders	113
	Related Party Transactions	114
Item 8	Financial Information	116
	Consolidated Financial Statements	116
	Other Financial Information	116
	Legal proceedings	116
	Dividend Policy	120
	Significant Changes	120
Item 9	The Offer and Listing	121
Item 10	Additional Information	123
	Share Capital	123
	Option to Purchase Securities from Registrant or Subsidiaries	123
	Memorandum and Articles of Association	125
	Significant Differences in Corporate Governance Practices for Purposes of Section 303A.11 of the New York Stock Exchange Listed Company Manual	130
	Material Contracts	133
	Exchange Control	134
	Taxation	135
	Documents on Display	137
Item 11	Quantitative and Qualitative Disclosures About Market Risk	138
Item 12	Description of Securities Other than Equity Securities	139
PART II
Item 13	Defaults, Dividend Arrearages and Delinquencies	140
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	140
Item 15	Controls and Procedures	140
Item 16A	Audit Committee Financial Expert	140
Item 16B	Code of Ethics	140
Item 16C	Principal Accountant Fees and Services	141
Item 16D	Exemptions from the Listing Standards for Audit Committees	142
Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	142
PART III
Item 17	Financial Statements	142
Item 18	Financial Statements	142
Item 19	Exhibits	142

ii

Certain Defined Terms and Conventions

        In this annual report, the terms "Matáv", the "Group", the "Company", "we", "us" and "our" refer to Matáv Rt. and its direct and indirect subsidiaries as a group; the term "Westel" refers to Westel Mobil Távközlési Rt.; the term "Westel 0660" refers to Westel Rádiótelefon Kft. and the term "MakTel" refers to Makedonski Telekommunikacii AD. In this annual report, the term "Minister" refers to the Minister heading the Ministry of Informatics and Communications, to whom the rights of the Prime Minister Office were transferred as of May 27, 2002. The rights belonging to the Prime Minister Office belonged to the Ministry of Transport, Telecommunications and Water Management prior to June 1, 2000.

        Totals in tables may be affected by rounding. Segment revenue and operating expense figures included in this annual report do not give effect to intersegment eliminations.

Forward-looking Statements May Not Be Accurate

        The Company may from time to time make written or oral forward-looking statements. Written forward-looking statements appear in documents the Company files with the Securities and Exchange Commission, including this annual report, reports to shareholders and other communications. The U.S. Private Securities Litigation Reform Act of 1995 contains a safe harbor for forward-looking statements. Factors identified in filings with the Commission may cause actual results to differ materially from a forward-looking statement made by Matáv or on its behalf. Readers should also consider the information contained in Item 3, "Key Information — Risk Factors" and Item 5, "Operating and Financial Review and Prospects", as well as the information contained in the Company's periodic filings with the Securities and Exchange Commission for further discussion of the risks and uncertainties that may cause such differences to occur. The Company's forward-looking statements speak only as of the date they are made, and the Company does not have an obligation to update or revise them, whether as a result of new information, future events or otherwise.

iii

PART I

ITEM 1 — IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2 — OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3 — KEY INFORMATION

SELECTED FINANCIAL DATA

        This selected consolidated financial and statistical information should be read together with the consolidated financial statements, including the accompanying notes, included in this annual report. Matáv derived the financial data from Matáv's consolidated financial statements as of and for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 and the accompanying notes, which have been audited by PricewaterhouseCoopers Könyvvizsgáló és Gazdasági Tanácsadó Kft. These consolidated financial data are qualified by reference to Matáv's consolidated financial statements and accompanying notes, which the Company has prepared in accordance with International Financial Reporting Standards ("IFRS"). IFRS differs from U.S. Generally Accepted Accounting Principles ("GAAP"). For a discussion of the principal differences between IFRS and U.S. GAAP as they relate to the Company, see Note 35 to the consolidated financial statements.

	Year ended December 31,
	1999	2000 (3)	2001 (3)	2002	2003	2003
	HUF	HUF	HUF	HUF	HUF	U.S.$ (1)
	(in millions, except per share amounts)
Consolidated Income Statement Data:
Amounts in accordance with IFRS
Revenues	384,932	445,945	547,735	590,585	607,252	2,921
Operating profit	121,131	96,091	119,400	122,240	122,064	587
Net income	78,632	66,652	82,560	68,128	57,475	277
Net income per share (2)	75.81	64.27	79.59	65.66	55.38	0.27
Diluted net income per share (2)	75.52	63.97	79.59	65.66	55.38	0.27
Amounts in accordance with U.S. GAAP
Revenues	385,306	461,537	550,900	592,294	610,946	2,938
Operating profit	121,460	90,456	120,144	132,585	132,715	638
Net income	78,721	64,508	82,231	78,153	66,104	318
Net income per share (2)	75.89	62.20	79.30	75.32	63.69	0.31
Diluted net income per share (2)	75.61	61.91	79.30	75.32	63.69	0.31
Consolidated Balance Sheet Data:
Amounts in accordance with IFRS
Total assets	647,870	954,424	1,104,196	1,077,451	1,058,837	5,092
Net assets	350,591	638,509	508,469	575,580	630,384	3,032
Capital stock	103,728	103,736	103,736	104,281	104,281	502
Total shareholders' equity	327,579	637,281	460,300	516,144	560,110	2,695
Amounts in accordance with U.S. GAAP
Total assets	647,239	962,379	1,114,742	1,096,006	1,086,487	5,226
Net assets	338,260	624,168	490,084	566,913	629,962	3,030
Total shareholders' equity	315,248	622,941	445,167	511,036	563,631	2,711

	Year ended December 31,
	1999	2000	2001	2002	2003
Other data:
Weighted average number of shares (millions)
Basic	1,037	1,037	1,037	1,038	1,038
Diluted	1,041	1,042	1,037	1,038	1,038

(1)
Translated into U.S. dollars at the official closing rate of the National Bank of Hungary on December 31, 2003 of U.S. dollar 1.00 = HUF 207.92. These translations are unaudited and presented for convenience purposes only.
(2)
Net income per share under IFRS and net income per share under U.S. GAAP are calculated by dividing net income by the weighted average number of shares outstanding during each period.
(3)
In December 2001 the Company acquired 49 percent of the common shares of Westel and Westel 0660 ("the Westels") from Deutsche Telekom AG. The Company is controlled by Deutsche Telekom AG so this was a transaction between parties under common control. The financial statements have been restated as if the Westels were wholly owned subsidiaries of Matáv since March 23, 2000, the date when Deutsche Telekom AG acquired 49 percent of the Westels.

Dividends

        The following table sets forth the dividend per Matáv ordinary share for the years 1999, 2000, 2001, 2002 and 2003. The table shows the dividend amounts in Hungarian forints, together with U.S. dollar equivalents, for each of the years indicated.

	Dividend Paid Per Ordinary Share
	HUF	U.S.$ (1)
Year
1999	9	0.0356
2000	10	0.0351
2001	11	0.0394
2002	18	0.0799
2003	70	0.3367

(1)
Translated into U.S. dollars at the official closing rate of the National Bank of Hungary on December 31, 2003 of U.S. dollar 1.00 = HUF 207.92, December 31, 2002 of U.S. dollar 1.00 = HUF 225.16, December 31, 2001 of U.S. dollar 1.00 = HUF 279.03, on December 31, 2000 of U.S. dollar 1.00 = HUF 284.73 and on December 31, 1999 of U.S. dollar 1.00 = HUF 252.52.

Exchange Rate Information

        The National Bank of Hungary sets the official rate of exchange for Hungarian forint. Until December 31, 1998, the rate was based on a basket of currencies consisting of 30 percent U.S. dollars and 70 percent Deutsche marks. On January 1, 1999, the National Bank of Hungary replaced the Deutsche mark with the euro to change the currency basket to 30 percent U.S. dollars and 70 percent Euros. On January 1, 2000, the National Bank of Hungary removed the U.S. dollars from the basket and based the Hungarian forint solely on the euro.

        On March 12, 1995, the National Bank of Hungary announced a crawling peg system for devaluing the Hungarian forint against a basket of foreign currencies. Under the crawling peg devaluation regime, the Hungarian forint was devalued each day by a fixed percentage rather than intermittently. The National Bank of Hungary determined and announced in advance the monthly rate of devaluation.

        On any given day, the actual exchange rate of the Hungarian forint against the basket of currencies may vary from the rate the National Bank of Hungary has announced. Before May 4, 2001, the National Bank of Hungary had stated a policy of intervening in the foreign currency market if the actual exchange rate moves more than 2.25 percent above or below the announced rate. On May 4, 2001, the National Bank of Hungary announced that it has widened this intervention band significantly to 15 percent above or below the announced rate. The move was explained as a step towards convergence with the European Union exchange rate regime and as an effective tool to fight inflation. Matáv's exposure to risks from exchange rate fluctuations has increased as a result of this band widening because the National Bank of Hungary is less likely to act to stabilize the value of the Hungarian forint during periods of exchange rate volatility. In October 2001, the crawling peg system ceased to exist. The middle of the intervention band was set at 276.1 HUF/EUR. On June 4, 2003 the midpoint of the intervention band was shifted to 282.36 HUF/EUR with the aim to improve the long term competitiveness of the Hungarian economy. This move directly did not effect Matáv, however the action led to significant depreciation of the forint together with increased volatility, which further enhanced the foreign exchange (EUR/HUF) risk in the market.

        The following tables set forth, for the periods and dates indicated, the period-end, average, high and low official rates set by the National Bank of Hungary for Hungarian forint per U.S.$1.00 and EUR1.00, respectively. The Company makes no representation that the Hungarian forint amounts referred to in this annual report could have been or could be converted into any currency at any particular rate or at all.

	Exchange Rates (amounts in HUF/U.S.$)
	Period-End	Average (1)	High	Low
Year
1999	252.52	237.30	252.63	212.31
2000	284.73	282.27	318.71	245.57
2001	279.03	286.54	304.06	271.35
2002	225.16	258.00	283.98	225.16
2003	207.92	224.44	237.63	206.61
2003
October	222.70	218.46	222.70	214.01
November	221.12	221.68	227.28	216.50
December	207.92	215.82	227.35	207.92
2004
January	214.20	209.76	214.37	203.90
February	208.20	207.94	214.48	203.79
March	203.65	206.58	210.76	203.65

(1)
The average of the exchange rates on each business day during the relevant period.

	Exchange Rates (amounts in HUF/EUR)
	Period-End	Average (1)	High	Low
Year
1999	254.92	252.80	258.86	248.23
2000	264.94	260.04	265.67	254.47
2001	246.33	256.68	267.29	241.45
2002	235.90	242.97	252.38	235.17
2003	262.23	253.51	272.03	234.69
2003
October	259.13	255.47	259.13	253.41
November	265.03	259.41	265.03	257.05
December	262.23	264.84	272.03	260.70
2004
January	265.05	264.60	270.00	259.40
February	257.86	262.97	268.47	257.86
March	248.92	253.36	257.21	248.92

(1)
The average of the exchange rates on each business day during the relevant period.

        The Company will pay any cash dividends in Hungarian forints, and exchange rate fluctuations will affect the U.S. dollar amounts received by holders of American Depository Shares ("ADSs") on conversion of cash dividends on the shares those ADSs represent. Fluctuations in the exchange rate between the Hungarian forint and the U.S. dollar will also affect the prices of shares and ADSs.

RISK FACTORS

        Prior to making any investment decision, you should carefully consider the risks set forth below in addition to the other information contained in this annual report. The risks described below are not the only risks we face. Additional risks not currently known to us or risks that we currently regard as immaterial also could have a material adverse effect on our financial condition or results of operations. This annual report contains certain "forward-looking" statements. These include statements on expectations of Matáv's businesses. You will find below and elsewhere in this annual report important factors that could cause the results of Matáv to differ materially from such forward-looking statements. Matáv disclaims any obligation to update information contained in any forward-looking statement.

Matáv's operations are subject to substantial government regulation, which can result in adverse consequences for the Company's business and results of operations.

        The Act XL of 2001 on Communications ("Act on Communications") was approved by the Hungarian Parliament in June 2001 and entered into force on December 23, 2001. This act became the basis for the liberalized telecommunications market in Hungary. The Act on Communications established a new regime of retail price controls on fixed line voice telephony services, introduced a universal service obligation and designated Matáv as a company with significant market power on the voice telephony market. The Act on Communications also required unbundling of local loops, transparency of cost-based pricing, and reference offers for interconnection, and for leased line interconnection services. Service providers with significant market power are obliged by law to prepare reference offers and to have the reference offers approved by the regulator. These reference offers contain all the main terms and conditions (services, prices etc.) which are relevant in an interconnection or unbundling agreement. The cost base of the price of these services had to be calculated using Long Run Incremental Costs ("LRIC") from January 1, 2003. The Act on Communications introduced carrier selection and carrier pre-selection possibilities.

        The Act on Communications was not in full conformity with the New European Union ("EU") Regulatory Framework for Telecommunications. In order to achieve harmonization of the telecommunications regulatory regime in Hungary to the EU Regulatory Framework and to further encourage competition, Act C of 2003 on Electronic Communications ("Act on Electronic Communications") was drafted and later approved by the Parliament. The main elements of the new regulation are as follows: Internet regulation, Significant Market Power ("SMP") obligation regulation, carrier selection, costing methodology, number portability regulation and institutional issues. The new act came into force on January 1, 2004.

        The Company cannot fully anticipate the combined impact of these changes on its business and results of operations. Matáv's business and results of operations may be adversely affected by the new Hungarian telecommunications regulatory regime.

        The liberalization of the fixed line telecommunications market is expected to have an effect on the mobile telecommunications industry as well. On November 4, 2002, the National Regulatory Authority ("NRA", Hírközlési Felügyelet) designated, for the first time, Westel as an SMP in the interconnections market. Westel was obligated to decrease its fixed-to-mobile termination charges by 10 percent, effective September 1, 2003. This status was assigned again to Westel on November 6, 2003, as a result of an annual assessment by the NRA. It is expected that government regulated fees and interconnection prices may change significantly in the future and such changes could adversely impact the operations of Westel.

        Under the auspices of the new regulatory regime in Hungary, two changes affecting telecommunications customers' ability to retain telephone numbers when switching a carrier have been implemented recently. From January 1, 2004, telecommunications customers are entitled to the geographic number portability, or the ability to retain a telephone number associated with a fixed telephone line when switching a carrier. From May 1, 2004, this portability was extended to include telephone numbers associated with mobile phone and non-fixed line.

        This change may result in a larger churn rate among both fixed line and mobile customers, thus negatively impacting Matáv's results of operation.

        See "Item 4 — Regulation and Pricing"

Matáv is subject to increased competition due to telecommunications sector liberalization.

        Competition in the Hungarian telecommunications sector is increasing as a result of market liberalization measures. Since December 23, 2001, other service providers have had the right to compete directly for Matáv's customers across Hungary in the public telephony services.

        As a result of limited success that the Act on Communications had on the Hungarian telecommunications sector, the Act of Electronic Communications came into force on January 1, 2004 to further facilitate competition and encourage new entrants to the market. Although the identities of such new entrants are already known to some degrees, the scope of competition and any adverse effect on the Company's results will depend on a variety of factors that we currently cannot assess with precision and are for the most part not within the Company's control. Among such factors are the business strategies and capabilities of potential competitors, prevailing market conditions, the effect of Hungary's accession to the European Union, as well as the effectiveness of the Company's efforts to prepare for new market conditions, including increased competition, effected by the new regulatory regime.

        In the mobile communications business, Matáv already faces intense competition. As all telecommunications markets have become increasingly saturated, the focus of competition is starting to shift from customer acquisition to customer retention. Significant customer defections have an adverse effect on results of operations, and customer acquisition and retention expenses are substantial. Due to the increased level of competition, prices for mobile voice telephony have been declining over the past several years and may continue to decline. Matáv also faces intense competitive pressure in the market for Internet services, as well as in the data communications markets.

        Competition in any or all of Matáv's principal lines of business could lead to:

•
price erosion of Matáv's products and services;

•
inability to increase market share or loss of market share;

•
loss of existing or prospective customers and greater difficulty in retaining existing customers;

•
more rapid deployment of new technologies and obsolescence of existing technologies; and

•
other developments that could have a material adverse effect on Matáv's financial condition and results of operations.

Matáv's ability to sustain revenue growth will depend in part on increasing traffic and offering value added and data services to its customers.

        Matáv expects the number of fixed access lines and tariffs for telephony services to decrease as competition in fixed and mobile telephony increases. Matáv's ability to sustain revenue growth will therefore depend on increasing the amount of traffic over existing fixed lines and on increasing revenues from value added and data services. Matáv also plans to sustain revenues by growing its mobile subscriber base and expanding its related lines of business, such as Internet and cable television, as well as by geographic expansion. Matáv may not be able to sustain revenue growth, if it is not able to offer attractive and affordable value added services in the future or if the Company's customers do not purchase its services.

Matáv may be unable to adapt to technological changes in the telecommunications market.

        The telecommunications industry is characterized by rapidly changing technology with related changes in customer demands and the need for new products and services at competitive prices. Technological developments are also shortening product life cycles and facilitating convergence of different segments of the increasingly global information industry. Matáv's future success will largely depend on its ability to anticipate, invest in and implement new technologies with the levels of service and prices that customers demand. Technological advances may also affect Matáv's level of earnings by shortening the useful life of some of its assets.

        The operation of Matáv's businesses depends in part upon the successful deployment of continually evolving mobile communications technologies, which will require significant capital expenditures. There can be no assurance that such technologies will be developed according to anticipated schedules, that they will perform according to expectations, or that they will achieve commercial acceptance. Matáv may be required to make more capital expenditures than are currently expected if suppliers fail to meet anticipated schedules, if a technology's performance falls short of expectations, or if commercial success is not achieved.

        The effect of technological changes on Matáv's businesses cannot be predicted. In addition, it is impossible to predict with any certainty whether the technology selected by Matáv will prove to be the most economic, efficient or capable of attracting customer usage. There can be no assurance that Matáv will develop new products and services that will enable Matáv to compete effectively in the Hungarian telecommunications market.

Developments in the technology and telecommunications sectors have resulted and may result in substantial write-downs of the carrying value of certain of our assets.

        Recent developments in the technology and telecommunications sectors, including significant declines in stock prices, market capitalization and credit ratings of market participants may result in substantial write-downs of our tangible, intangible or other assets. Future changes in these areas could lead to further write-downs at any time. Recognition of impairments of tangible, intangible and financial assets could adversely affect our results of operations and financial condition and might lead to a drop in the trading price of our shares. We review on a regular basis the value of each of our subsidiaries and their assets. The value of goodwill is reviewed annually. In addition to our regular valuations, whenever indications exist (due to changes in the economic, regulatory, business or political environments) that goodwill, intangible assets or fixed assets may be impaired, we consider the necessity of performing certain valuation tests which may result in an impairment charge.

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

Matáv's business may be adversely affected by actual or perceived health risks associated with mobile communications technologies.

        Media reports have suggested that certain radio frequency emissions from cellular telephones may be linked to certain medical conditions such as cancer. In addition, certain consumer interest groups have requested investigations into claims that digital transmissions from handsets used in connection with digital mobile technologies pose health concerns and cause interference with hearing aids and other medical devices. There can be no assurance that the findings of such studies will not have a material effect on Matáv's mobile business or will not lead to government regulation. Matáv's ability to install new mobile telecommunications base stations and other infrastructure may also be adversely affected, and related costs may increase, due to regulation or consumer action in response to concerns over health risks and the impact on the value of properties adjacent to such infrastructure. The actual or perceived health risks of mobile communications devices could adversely affect mobile communications service providers, including Matáv, through increased barriers to network development, reduced subscriber growth, reduced network usage per subscriber, threat of product liability lawsuits or reduced availability of external financing to the mobile communications industry.

System failures could result in reduced user traffic and reduced revenue and could harm Matáv's reputation.

        Matáv's technical infrastructure (including its network infrastructure for fixed-network services and mobile telecommunications services) is vulnerable to damage or interruption from information technology failures, power loss, floods, windstorms, fires, intentional wrongdoing and similar events. Unanticipated problems at its facilities, system failures, hardware or software failures or computer viruses could affect the quality of Matáv's services and cause service interruptions. Any of these occurrences could result in reduced user traffic and reduced revenue and could harm Matáv's reputation.

Matáv's credit rating may be linked to the credit rating of its parent company, Deutsche Telekom.

        Matáv's credit rating was lowered by Standard & Poor's Ratings Services ("S&P") to BBB+ in April 2002, because of the downgrade of credit rating of its parent company, Deutsche Telekom ("DT"). Moody's Investors Services ("Moody's"), however, maintained its credit rating of Matáv at Baa1, while lowering DT's rating to Baa3 in January 2003.

        Both agencies downgraded DT's credit ratings as a result of the substantial increase in DT's outstanding debt that was incurred to finance acquisitions and investments. Deutsche Telekom has strived to reduce its outstanding debt since then and, as a result, its financial position has significantly improved.

Its rating was affirmed by S&P in July 2003 and has a stable outlook, while currently it is on credit watch by Moody's for a possible upgrade. However, we cannot guarantee that DT's credit rating will improve in the future or will not be downgraded further.

        S&P sees Matáv as a strategic investment of DT; therefore, it is very likely that S&P rating of Matáv will closely trail that of DT in the future as well. As the interest rates on Matáv's existing indebtedness are not linked to its credit rating, downgrading of Matáv's credit rating will not increase its financial obligations under the existing indebtedness. However, such downgrade may increase the cost of borrowing in the future and may adversely affect Matáv's financial position and results of operation.

Loss of key personnel could weaken Matáv's business expertise.

        Matáv's operations are managed by a small number of directors and key executive officers. The loss of directors or key executive officers could significantly impede Matáv's financial plans, marketing and other objectives. Matáv believes that the growth and future success of its business will depend in large part on its continued ability to attract and retain highly skilled and qualified personnel at all levels; however, the competition for qualified personnel in the telecommunications industry is intense. Matáv can give no assurances that it will be able to hire or retain necessary personnel.

Matáv's share price may be volatile, and your ability to sell Matáv shares may be adversely affected due to the relatively illiquid market for Matáv securities.

        The Hungarian equity market is relatively small and illiquid compared to major global markets. As a result of the limitations of the Hungarian equities market and the volatility of the telecommunications sector, the price of Matáv shares may be relatively volatile and you may have difficulty selling your shares in the event of unfavorable market conditions.

Matáv has a substantial business interest based in Macedonia, where ethnic hostilities and economic pressures could reduce the value of Matáv's investment in that region.

        Matáv owns 89.51 percent interest in Stonebridge Communications AD ("Stonebridge"), which owns 51 percent interest in MakTel, the formerly state-owned public telecommunications service provider in Macedonia. MakTel became a consolidated subsidiary of Matáv beginning on January 15, 2001.

        Ethnic hostilities, while getting better, continue to pose significant risk to the economy of Macedonia. The negative pressure on the economy could lead to a devaluation of the currency. In case of a devaluation of the Macedonian denar, the value of Matáv's interest in MakTel would be reduced and Matáv's financial condition and results of operation may be adversely affected.

MakTel may lose its dominant position and face significant competition as a result of the market liberalization measures in Macedonia.

        The series of market liberalization measures in the telecommunications sector is planned to take place in Macedonia starting in 2005. MakTel is currently the only provider of fixed line telecommunications services that is allowed to operate in Macedonia. As a result of the market liberalization measures, however, MakTel's exclusive rights to provide fixed line telecommunications services will expire in December 2004 and other firms may start to provide services that are currently offered by MakTel.

Competition posed by such new entrants may result in downward pressure on MakTel's pricing, sales volume and profitability, which would have an adverse effect on our results of operations and financial condition.

The value of our investments, the results of our operations and our financial condition could be affected by economic developments in Hungary and other countries.

        Our business depends on general economic conditions in Hungary and abroad. From 2001 to 2003, there was a downturn in global economy in general and in the telecommunications industry in particular. There are many factors that influence global and regional economies, which are outside of our control. A cautious or negative business outlook may cause our customers to delay or cancel investment in information technology and telecommunications systems and services, which would adversely affect Matáv's revenues directly and, in turn, slow the development of new services and applications that could become future revenue sources. In addition, Hungary's accession to the European Union may impact the economic conditions in Hungary. If the global and regional economies do not improve, we may continue to experience adverse effects on our business, operating results and financial condition.

Fluctuations in currency exchange rate could have an adverse effect on our results of operations.

        Matáv is subject to currency translation risks, mainly relating to the results of its Macedonian operations. A devaluation of the Macedonian denar and a strengthening of the Hungarian forint may exert a negative influence on MakTel's results that are converted into HUF, thereby lowering Matáv's results. This is mainly a reporting risk, but through the dividend payments it has direct financial (cash-flow) effects on Matáv as well.

Matáv is subject to risks resulting from fluctuations in interest rates.

        Matáv is subject to risks resulting from fluctuations of interest rates, which can affect costs associated with Matáv's interest bearing obligations and certain other payments. Matáv's debt portfolio consists of approximately equal amount of floating rate and fixed rate obligations. The floating rate loans decrease the predictability of Matáv's financing costs since interest is always paid according to the current market interest rates. Fixed rate loans also bear risks of fluctuating interest rates as Matáv may have to pay interest at a higher rate on fixed rate loans than the prevailing market interest rate, and Matáv may not be able to refinance itself at a lower interest rate.

        In 2002 and 2003, Matáv refinanced its indebtedness denominated in euro and replaced them with indebtedness in Hungarian forint. As the interest rate volatility associated with the Hungarian forint is much higher than that associated with euro, the Company may be exposed to higher interest rate volatility. In order to mitigate such volatility, Matáv's debt portfolio was modified to include approximately equal amount of fixed rate and floating rate indebtedness. However, Matáv cannot guarantee that such strategy will sufficiently decrease its exposure to interest rate volatility. Such volatility may lead to unexpected increase in interest payment obligations, which would adversely affect the Company's financial positions and results of operation.

ITEM 4 — INFORMATION ON THE COMPANY

ORGANIZATION

        The legal name of the Company is Magyar Távközlési Rt. and it operates under its commercial name, Matáv. Matáv is a stock corporation operating under the laws of Hungary. The Company is the principal provider of fixed line telecommunications services in Hungary. Its shares are listed on the Budapest Stock Exchange, and its ADSs are listed on the New York Stock Exchange. Matáv's headquarters are located at 55 Krisztina krt., 1013 Budapest, Hungary. Its telephone numbers are 36-1-458-0000 or 36-1-458-7000. Its U.S. agent for federal securities law purposes is CT Corporation, 111 Eight Avenue, New York, New York 10011, USA.

HISTORICAL BACKGROUND

        Prior to 1990, the Hungarian national postal, telephone and telegraph authority, Magyar Posta, provided all public telephony services in Hungary. As of January 1, 1990, the Hungarian Government split Magyar Posta into three distinct entities along the lines of its three main areas of operation: postal services, telecommunications and broadcasting. The Hungarian Government made Magyar Távközlési Vállalat, the predecessor entity to Matáv, responsible for telecommunications operations. This entity was transformed on December 31, 1991 into a stock corporation, Magyar Távközlési Rt., or Matáv, then wholly owned by the predecessor of the Állami Privatizációs és Vagyonkezelõ Rt. (the "State Privatization and Holding Company" or the "ÁPV").

        MagyarCom GmbH ("MagyarCom"), a holding company in which Deutsche Telekom and Ameritech Corporation ("Ameritech") each held a 50 percent interest, was selected by the Minister in an international tender and subsequently purchased a 30.1 percent stake in Matáv for approximately U.S. dollar 875 million on December 22, 1993. The ÁPV contributed U.S. dollar 400 million of the purchase price paid by MagyarCom to Matáv to provide it with capital to expand the telephone network.

        MagyarCom entered into a concession agreement with the Hungarian Government on December 19, 1993. MagyarCom then assigned certain of its rights under the concession agreement to Matáv. On December 22, 1993, Matáv entered into a concession contract (the "Concession Contract") with the Hungarian Government, which gave Matáv the exclusive right to provide domestic long distance and international public telephony services throughout Hungary and local public fixed line voice telephony services in 31 of 54 Local Primary Areas for a term of eight years ending December 22, 2001. On May 24, 1994, Matáv obtained the right to provide telephony services in an additional five Local Primary Areas for a term of eight years ending May 25, 2002.

        On December 22, 1995, MagyarCom acquired from the ÁPV an additional 37.2 percent interest for approximately U.S. dollar 852 million, raising its stake to 67.3 percent.

        In connection with the Company's initial public offering in November 1997, both MagyarCom and the ÁPV collectively sold 272,861,367 shares or 26.31 percent of then outstanding shares. In June 1999, the ÁPV sold its remaining 5.75 percent stake in Matáv in a secondary offering.

        On October 8, 1999, SBC Communications Inc. ("SBC") completed its acquisition of Ameritech and thus gained control over Ameritech's 50 percent interest in MagyarCom.

        On July 3, 2000, SBC sold its 50 percent ownership in MagyarCom to Deutsche Telekom, making Deutsche Telekom a 100 percent owner of MagyarCom.

        As of December 31, 2003, 59.21 percent of Matáv's ordinary shares was held by MagyarCom, 40.32 percent of the ordinary shares was publicly traded and the Company had 0.47 percent treasury shares. The Hungarian Government controls one Series "B" voting preference share to which special rights attach.

        On October 21, 1999, Matáv announced that it had entered into an agreement with DT providing Matáv the option to acquire DT's 49 percent interest in Westel and Westel 0660 for a price of U.S. dollar 885 million. On December 21, 2001 Matáv paid DT EUR 920 million (HUF 227 billion) and had agreed to pay in 2002 an additional amount equal to 49 percent of the dividend to be declared by Westel for 2001. Based on the amount of dividend with respect to 2001 declared by Westel, Matáv had to pay an additional HUF 11.5 billion.

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

        In accordance with a subscription and shareholders' deed ("Deed") between Matáv, SEEF Holdings Ltd. ("SEEF") and CosmoTelco Added Value Services S.A. ("CosmoTelco"), the latter two acquired a 6.1 percent and a 7.4 percent ownership respectively in Stonebridge reducing Matáv's investment in Stonebridge to EUR 301.5 million. Matáv, consequently, had an 86.5 percent stake in Stonebridge, which owns 51 percent of MakTel, thereby Matáv had an effective ownership percent in MakTel of approximately 44 percent.

        The Deed provides for a put option which entitles SEEF to sell its shares to Matáv on May 15 of each of 2003, 2004 or 2005 or upon the occurrence of certain events at a price formula also set out in the Deed. The formula takes into account the purchase price paid by the consortium for the shares, Earnings Before Net Interest and Other Charges, Tax, Depreciation and Amortization ("EBITDA") and the net debt of MakTel.

        Pursuant to the terms of the Deed, SEEF exercised its put option relating to its 3.05 percent holding in Stonebridge on June 20, 2003 and Matáv paid EUR 21 million to SEEF on July 27, 2003. Following the closing of the transaction, Matáv had an 89.51 percent ownership in Stonebridge with an effective ownership share in MakTel of 45.65 percent.

        See "Item 10 — Material contracts".

DESCRIPTION OF BUSINESS AND ITS SEGMENTS

        Matáv is the principal provider of fixed line telecommunications services in Hungary, with approximately 2.8 million fixed access lines at December 31, 2003. The Company is also Hungary's largest mobile telecommunications service provider, with more than 3,766,000 mobile subscribers (including users of prepaid cards) at December 31, 2003. The Company's total consolidated revenues were HUF 607,252 million, and its total consolidated net income was HUF 57,475 million in 2003.

        Matáv is a full-service telecommunications provider operating in three business segments:

        Fixed Line Telecommunications Services.    The Company's fixed line telecommunications services consist of local, long distance, international and other telecommunications services, including data transmission, cable television and Internet services. The Company had exclusive rights through December 2001 to provide domestic long distance and international public telephony services throughout

Hungary and to provide local public fixed line telephony service in 31 of the 54 local primary areas in Hungary. The Company had exclusive rights in five of the 54 local primary areas until May 2002, while its subsidiary, Emitel had exclusive rights in an additional three concession areas through November 2002. The Company's 36 former local concession areas cover approximately 70 percent of Hungary's geographic area and include Budapest as well as nearly all of the other major cities in Hungary. As there is limited competition for public voice telephony services even after the liberalization of the telecommunications market, Matáv is still the dominant service provider in these 36 areas. Matáv also provides leased lines, data transmission services and corporate network services, sells telecommunications equipment and offers network construction and maintenance services. Matáv is the market leader in Hungary for most of these services.

        Mobile Telecommunications Services.    Through its mobile telecommunications subsidiary, Westel, the Company is a leading provider of mobile telecommunications services in Hungary. Westel is one of three GSM digital providers in Hungary. Matáv's former mobile subsidiary, Westel 0660, merged into Westel on November 30, 2003. Mobile telecommunications services have contributed significantly to the Company's revenue growth. Revenues from mobile telecommunications services increased from HUF 198,947 million before intersegment eliminations in 2001 to HUF 254,141 million before intersegment eliminations in 2003, while the number of subscribers increased to approximately 3.8 million by the end of 2003 from 1.7 million at the end of 2000.

        International Activities.    The international segment includes four Macedonian companies. Stonebridge is a holding company through which Matáv controls MakTel. MakTel is Macedonia's exclusive fixed line telecommunications company. Its exclusive rights in fixed line telecommunications services will expire in December 2004. These exclusive rights include local, national and international long distance public voice services, voice over Internet Protocol ("IP") services, leased lines services and the construction and operation of public voice network services. MobiMak is MakTel's subsidiary, which is the leading mobile telecommunications service provider in Macedonia. Telemacedonia is a management company through which Matáv provides management and consulting services to MakTel, MobiMak and Stonebridge. Matáv's acquisition of MakTel closed on January 15, 2001 and MakTel became a consolidated subsidiary as of that date. This transaction has contributed significantly to the Company's revenue growth. Revenues from international activities were HUF 70,014 million before intersegment eliminations in 2003.

STRATEGY

The Hungarian telecommunications market and Matáv's current position

        Matáv has a leading position in the integrated telecommunications service sector in Hungary. Despite the liberalization of the Hungarian telecommunications market at the end of 2001, Matáv has successfully retained its leading position in all market segments. Accordingly, we believe that Matáv is positioned well to play a leadership role and continue its course of sustainable growth.

        Since 1999, the Hungarian telecommunications market grew by an annual rate of 11 percent according to Matáv estimates. Most of the growth was due to growth in mobile telecommunications market. Hungarian mobile penetration rate has already reached the average Western European levels. However, the pace of growth is expected to slow after penetration rate exceeds 80 percent. Additionally, data and Internet services are emerging as promising growth drivers, in line with management's expectation and focus on these sectors. For example, broadband penetration rate almost tripled in 2003 as a result of Matáv's intensive Asymmetrical Digital Subscriber Line ("ADSL") marketing campaign.

        Competition continues to develop in both the fixed line and mobile markets. In fixed line, competitors have gained momentum only in certain segments (mainly corporate) so far. In mobile, rapid growth of the Hungarian market has attracted competitors with strong global background such as Vodafone.

Matáv's future operational environment

  Regulatory environment

        The first key trend, which will determine Matáv's future operational environment, is the development of the regulatory regime in line with the requirements of the European Union. Matáv has successfully avoided the "worst case" regulatory scenario by implementing proactive regulatory management, however several adverse regulatory changes are planned for 2004, which may disadvantage established service providers such as Matáv. Regulatory management must remain an area of intense focus for management to ensure the best possible operating conditions.

  Fixed/mobile substitution

        The second major trend is fixed-mobile substitution. The key competitors of the fixed line business are the mobile service providers. In the long run, the outcome of the current fixed-mobile substitution process will play the most important role in shaping the voice and data markets. Accordingly, defense of the fixed line business that at the same time complements Matáv's growth objective for Westel's mobile business will be the second key area of management focus for the coming year. Key elements of the fixed line defense strategy include making the existing fixed line service more attractive (e.g. consumer friendly pricing plans such as a flat-rate plan for unlimited long-distance calls, extended broadband services) and offering "one-stop" solutions for the customers' all telecommunications needs.

Matáv's strategic approach to creating maximum value

        Matáv's management is committed to a comprehensive value creation program that includes pursuit of all organic and non-organic growth opportunities.

        The following four areas are the key elements of this program:

1.     Maximize the value of the residential voice market

  Residential Mobile Business: consolidate market leadership

        Strengthening Westel's position in the residential mobile market is important given the mobile telecommunications' increasing role in the telecommunications market. To achieve this goal, management has adopted four strategic goals:

  •
  Guard our profitability while stabilizing our market share;

  •
  Be a market leader through introduction of innovative products and focus on product and service quality;

  •
  Strengthening the "value for money" message, promising the customers a full-spectrum of high-quality services at affordable and competitive prices;

  •
  Introduce tailored promotions for high and middle value segment and extend the existing retention programs.

  Residential Fixed Line Business: defend access base

        Matáv's management will take all possible actions to increase the value of the fixed line residential voice business. Two strategic guidelines address this issue:

  •
  Extend churn management initiatives (e.g. customer relations management, proactively contacting customers intending to switch to another provider, service level differentiation, boosting Internet access); and

  •
  Gradually introduce flat-rate voice pricing plans to increase competitiveness of the fixed line business. The flat-rate pricing plan has the potential to dramatically increase the value of the fixed line subscription to the customer.

  Mobile and Fixed Residential Lines Business: offer integrated fixed-mobile propositions

        In addition, Matáv plans to evaluate the feasibility of integrated fixed-mobile service plans for residential customers.

2.     Strengthen Matáv's leadership in the corporate sector

  Corporate Telecommunications Business: increase competitiveness and develop system integration business

        The corporate telecommunications market in Hungary continues to grow, as demand for business data services increases. Due to intense competition in the market, the primary strategic initiative in the corporate sector remains to continue to improve competitiveness:

  •
  Improve our sales force through further training, rigorous staff selection, performance management and incentives;

  •
  Use bundled service contracts to strengthen relationships with key accounts while avoiding direct price competition; and

  •
  Improve sector focus using reorganized account management/sales force structure.

        Successful initiatives to market "solutions" to corporate customers have been in process for a year; Matáv will continue to expand in this area. The "Partnership Program" presents an opportunity to capture a share of system integration revenues by cooperating with system integrator partners.

  Corporate Fixed Line, Mobile and Internet Business: offer bundled value propositions

        Matáv is exploring introduction of business value plans that include products and services from its fixed line, mobile and Internet businesses to leverage the Company's status as the only integrated telecommunications service provider in the market. Customers have demonstrated demand for such services and Matáv can offer greater value in some cases by approaching customers as a group rather than as separate business units. Management is testing the feasibility of fully bundled value plans by evaluating market demand and creating a set of integrated product offers and joint bidding processes to test in the market.

3.     Develop new growth areas

  Residential and Internet Business: grow ADSL and dial-up profitability

        The Internet market is Matáv's important growth area, both because of its intrinsic profit potential and its importance in retaining fixed line access subscriptions. Management has adopted a number of measures to continue ADSL growth while restoring rapid growth to the dial-up market:

  •
  Pursue aggressive growth plans in ADSL following the successful ADSL growth campaign in 2003;

  •
  Restore growth in the dial-up market through "breakout" ideas, such as aggressively promoting "Open Internet" (Internet access for a per-minute fee without any monthly fee, call set up charge or registration fee), offering a simplified and competitive dial-up product package, and supporting content development; and

  •
  Coordinate between Matáv's Internet brands to create effective product migration paths, coordinate marketing communication and promotions, and avoid competition within the Group.

4.     Reduce costs

  Continue to identify and exploit further cost reduction opportunities

        Cost reduction may represent Matáv's most important short-term value creation opportunity in light of saturating/stagnating markets. Financial cost reduction measures have been successfully used at Matáv for several years. Management is, however, committed to significant cost reduction over the next three years to further enhance efficiency. Several cost areas are being carefully studied to ensure that all cost reduction opportunities are identified and exploited.

International segment - MakTel Group

        Macedonia's telecommunications market is growing and is expected to outpace the GDP growth over the next three years. With a relatively low penetration rate and the entry of a second service provider, the mobile market is now entering its rapid growth phase and mobile penetration rate is expected to increase dramatically over the coming years. Internet is also expected to enter into a phase of rapid growth in Macedonia.

        In the long term, Matáv's objective is to make MakTel the most successful telecommunications company in the Balkans. In order to secure sustainable profitability and strong financial performance, management has developed a Value Creation Program with the aim to increase MakTel's value by pursuing all feasible revenue growth and cost reduction opportunities. The program consists of five major categories, as follows:

•
Improve fixed line residential business: introduce new pricing plans to improve average revenue per user ("ARPU") and support soft rebalancing; realign sales force structure and increase sales where capacity exists; improve receivables management;

•
Enhance MakTel's corporate position: strengthen key account management and introduce focus to improve sales; upgrade value plans for major corporate clients;

•
Maintain mobile leadership: harmonize mobile and fixed line operations to preserve dominant market position; apply appropriate pricing for both prepaid and regular accounts to ensure rapid customer base growth while successfully defending dominant market position;

•
Redesign the Internet business model: act as a market shaper to increase dial-up penetration; launch ADSL broadband services; and

•
Optimize MakTel's cost structure: bring operating costs and capital expenditure down to minimum sustainable levels.

OVERVIEW OF MATÁV'S REVENUES AND PRINCIPAL ACTIVITIES BY BUSINES SEGMENTS

        For the years ended December 31, 2001, 2002 and 2003, Matáv's total revenues by business segments were as follows:

	Year ended December 31,			Year ended December 31,
	2001	2002	2003	2003/2002
	(in HUF millions)			(% change)
Fixed line telecommunications services segment
Subscriptions, connections and other charges	97,942	98,797	98,250	(0.6)
Domestic traffic revenues	123,366	118,839	112,227	(5.6)
Other usage	24,276	20,885	15,365	(26.4)
International traffic revenues	32,339	27,274	22,513	(17.5)
Leased lines	18,010	20,377	21,286	4.5
Data transmission and related services	15,184	17,597	22,550	28.1
Telecommunications equipment sales	3,582	3,671	2,949	(19.7)
Other revenues	18,986	28,866	29,412	1.9

Total fixed line segment	333,685	336,306	324,552	(3.5)
Mobile telecommunications services segment	198,947	232,612	254,141	9.3
International segment	60,034	67,562	70,014	3.6
Intersegment eliminations	(44,931)	(45,895)	(41,455)	(9.7)

Total	547,735	590,585	607,252	2.8

        Most of Matáv's revenues in 2001, 2002 and 2003 were derived from services provided within Hungary, except for the revenues of the international segment, which were mainly derived from services provided within Macedonia.

        The business of Matáv is not materially affected by seasonal variations.

Fixed Line Telecommunications Services Segment

        In 2003, Matáv's fixed line telecommunications services generated revenues of HUF 324,552 million before intersegment eliminations. Fixed line telecommunications services consist of domestic and international services, leased lines, data transmission, cable television and Internet services, telecommunications equipment sales, construction, maintenance and other services.

Domestic Services

        Domestic fixed line voice telephony, Matáv's principal business activity, generated revenues of HUF 225,842 million in 2003, HUF 238,521 million in 2002 and HUF 245,584 million in 2001, in each case before intersegment eliminations.

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

        Shared Cost/Toll Free Numbers.    To enable business customers to better meet the needs of their clients, Matáv has introduced a wide range of "blue" numbers, which are shared cost numbers, and "green" numbers, through which businesses provide toll free access for their customers.

        Voice-mail.    In November 1999, Matáv launched a voice-mail product. Matáv believes voice-mail is an attractive service for subscribers while it simultaneously increases the number of completed calls. In August 2000, Matáv enriched the service by introducing call return and call capture functions as part of the basic voice-mail service. In July 2001, Matáv introduced voice-mail Short Message Service ("SMS"), which provides an SMS alert to the mobile handset of the customer each time he or she receives a voice-mail message. These services allow better usage of the network, more comfort in using the phone and decrease the ratio of uncompleted calls. As of December 31, 2003, voice-mail subscribers amounted to approximately 400,000.

        Fixed SMS.    In September 2002, Matáv launched a new messaging service called Fixed SMS. The service first operated within Matáv Rt.'s network and between Matáv Rt.'s and Westel's networks. From February 1, 2003 this service is also available between Matáv Rt.'s and Pannon GMS Rt's ("Pannon's") networks. From the fixed line, short text messages can be sent with an SMS-capable phoneset and SMS termination is available for every subscriber. If the SMS's addressee does not have an SMS-capable phoneset, the text message is sent as a voice message (text-to-speech function). The maximum length of an SMS is 160 characters. The service has other useful functions as well: SMS to fixed fax machines, SMS redirection and multi-SMS sending.

        Integrated Services Digital Network ("ISDN").    ISDN allows a single access line to be used simultaneously for a number of purposes, including voice, data, facsimile and video transmission. ISDN also provides higher quality connections with faster transmission of signals while increasing the bandwidth capacity of the network. The coverage of ISDN is 95 percent of Matáv Rt.'s network. Matáv offers both basic ISDN access lines with two channels and multiplex ISDN access lines with 30 channels. As of December 31, 2003, Matáv had installed 185,459 ISDN access lines with two channels and 5,227 ISDN access lines with 30 channels, amounting to 527,728 total ISDN channels compared to 305,882 channels at the end of 2000. In 2003, Matáv introduced the Turbo ISDN service. This product provides the highest speed dial-up Internet connection (128 Kbit/s). The Turbo ISDN service extended the life-cycle of the mature ISDN product without any additional investment.

        Private Branch Exchange ("PBX") Services.    Matáv offers PBX services through one of its subsidiaries, Matávcom Kft. As of December 31, 2003, Matávcom Kft. leased and sold approximately 35,000 ports. The vast majority of the equipment leased is digital and meets the demands of developing technologies such as ISDN and digital enhanced cordless telecommunications.

        Calling Cards.    In 2003, the Hazaszámlázó Calling Card was introduced for residential customers choosing the Csevegö and Felezö pricing plans. The subscribers of the Sokatmondó pricing plan can purchase the Sokatmondó Calling Card, while the business customers subscribing for the Ritmus pricing plan can also purchase Ritmus Calling Cards. These calling cards allow customers to enjoy the discounts provided by their fixed line pricing plans when using their cards from public payphones in Hungary or abroad.

        Directory Assistance.    The Company offers directory inquiry services. The high-quality directory assistance service received 31.2 million inquiries relating to domestic and 0.5 million inquiries relating to foreign phone numbers in 2003. The domestic directory assistance database includes all fixed line and non-prepaid mobile subscribers' data in Hungary. We offer a call completion option to Matáv Rt. and Westel subscribers, whereby calls may be connected automatically. Matáv's directory services center performed 6.3 million call completions in 2003. The Directory Assistance-Plus ("DA-Plus") service is becoming increasingly successful. DA-Plus offers a wide range of information including Yellow Pages, residential classified advertisements, encyclopaedia, dictionary-based information, recipes, poems, as well as telephone numbers, postal, e-mail and website addresses without any quantity restrictions. The tariff of the service is based on per minute usage. The number of minutes charged by the DA-Plus service was 5.7 million in 2003.

Subscribers

        The following table sets forth information regarding total fixed access lines and penetration rates in Matáv's service areas:

	At December 31,
	2001	2002	2003
Lines in service in Matáv Rt.'s service areas:
Residential lines	2,151,346	2,055,338	2,012,672
Business lines	299,267	282,406	261,642
Public payphones	37,432	33,316	28,799

Total	2,488,045	2,371,060	2,303,113
ISDN channels	448,396	511,326	527,728

Total	2,936,441	2,882,386	2,830,841

Lines in service in Emitel's service areas:	80,899	79,460	78,638
Lines installed per 100 inhabitants:
in Matáv Rt.'s service areas	39.1	38.4	37.7
Digital exchange capacity as % of Matáv Rt.'s total exchange capacity	85.4	87.1	89.9

        Matáv's domestic fixed line telephony subscribers are primarily in two categories: residential customers and business customers. Matáv includes the government among its business customers. As of December 31, 2003, 75 percent of Matáv's access lines were connected to residential customers and 24 percent to business customers. The remaining one percent of access lines was connected to public payphones. Matáv's top 400 customers account for less than 15 percent of the Company's revenues.

        The Hungarian government, through its various institutions and departments, constitutes Matáv's largest customer group. Matáv develops separate service packages for each of these institutions and departments, as each of these institutions and departments generally has its own annual budget, particular telecommunications needs and responsibility. From a strategic perspective, however, Matáv considers the Hungarian government to be a single customer. Matáv offers most of its largest customers, including the government, discounts for the services it provides. Matáv estimates that revenues from the Hungarian government in the aggregate accounted for less than five percent of its total revenues in 2003.

Traffic

        The following table sets forth the total minutes of domestic telephony traffic that Matáv's fixed line subscribers generated, including calls from the fixed line network to mobile subscribers:

	Year ended December 31,
	2001	2002	2003
	(thousands of minutes)
Domestic traffic at Matáv Rt.	10,088,137	8,820,201	7,958,292
Domestic traffic at Emitel (1)	91,567	179,670	152,614

(1)
Traffic generated since July 1, 2001, the date when Emitel became a fully consolidated subsidiary of the Company.

Tariffs

        Matáv charges fixed line subscribers a one-time connection fee, monthly subscription charges and traffic charges based on usage. A call charge consists of two elements: a call set-up charge and a traffic charge measured in seconds based on the call's duration. Matáv's tariffs for its fixed line voice telephony services are regulated by the Minister. Matáv may, however, offer services at prices lower than those established by the Minister.

        The following table sets forth Matáv Rt.'s domestic fixed line tariffs in each of the years indicated in nominal Hungarian forint. In 2000 and 2001, tariff changes were effective from February 1 for analog lines and from January 1 for ISDN lines. In 2002, monthly subscription fees for analog and ISDN lines changed from February 1. From September 1, 2002 subscription fees for analog lines changed again and local and long distance tariffs have been altered as well. From February 1, 2003, subscription fees for analog and

ISDN lines changed, and local tariffs have been altered as well. In September and October 2003, Matáv reduced the fixed to mobile tariffs.

	As of
	December 31, 2001	December 31, 2002	December 31, 2003	January 1, 2004
	(HUF, exclusive of VAT) (1)
Connection fee:
Residential	27,000	27,000	27,000	27,000
Business	60,000	60,000	60,000	60,000
Standard monthly subscription charge:
Residential	2,308	2,464	2,568	2,568
Business	3,100	3,320	3,424	3,500
ISDN connection fee:
Basic	60,000	60,000	60,000	39,000
Multiplex	990,000	990,000	990,000	990,000
ISDN standard monthly subscription charge:
Basic	3,900-6,900	4,080-7,600	4,080-8,240	4,080-8,570
Multiplex	57,600-75,500	65,000-85,000	68,500-89,600	71,240-93,184
Charge for a three minute peak rate call: (2)
Local	25.4	27.2	28.4	29.8
From the fixed line network to mobile subscribers (2)	183.8-192.8	183.4-192.4	169.2-186.2	169.2-186.2
Domestic long distance: (2)
Zone 1 (Extended local)	25.4	27.2	28.4	29.8
Zone 2 (Budapest metropolitan area)	48.8	48.4	57.2	57.2
Zone 3 (Long distance)	75.8	75.4	75.2	75.2

(1)
Reflects listed tariffs. From time to time, the Company may offer promotions and discounts from these listed tariffs.

(2)
Includes a call set-up charge (HUF 3.8 in 2001, HUF 3.4 in 2002, HUF 3.2 in 2003 and HUF 3.2 in 2004).

        Matáv's one-time connection fee and monthly subscription charge are different for residential and business customers. The Company does not charge its business and residential customers different traffic tariffs. Matáv charges the same tariffs on analog telephone lines and on ISDN lines.

        The prices above reflect the tariffs for Matáv's Bázis pricing plan. In 2003, Matáv increased the number of pricing plans to allow customers in different market segments to choose pricing plans that best suit their calling patterns. These pricing plans also served as a tool to protect Matáv's customer base in the fully liberalized market as those customers who select Matáv as the operator for every traffic direction (local, long distance and international) receive the highest discounts.

        Matáv offers the following primary pricing plans:

        Minimál pricing plan.    This pricing plan was targeted for residential customers with analog lines who use their phones less often but want to be available for incoming calls and would like to pay lower monthly fees. Customers using this pricing plan paid a significantly discounted monthly subscription fee and were allowed a 66.7 percent discount on call set-up fees and call charges to fixed line numbers. The discount could not exceed HUF 500 per month, above which customers had to pay three times the Bázis pricing plan rates. At the same time, the customers using the Minimál pricing plan had the option to select a favorite friend or relative's fixed line number in Hungary to call at a low, Basic rate throughout a month. By the end of 2003, over 505,000 customers chose this pricing plan. As a result of change in the regulatory environment, Matáv terminated the sales of the Minimál pricing plan from January 1, 2004. Customers who subscribed for this pricing plan as of December 31, 2003 may maintain their Minimál subscription, however, Matáv does not offer it to new customers since January 1, 2004. Consequently, for low-usage residential customers Matáv's best product offering is the Felezö pricing plan.

        Felezö pricing plan.    On February 1, 2003 Matáv launched Felezö pricing plan. With the Felezö pricing plan half the monthly fee is applied toward call charges and subscribers can initiate calls without the call set up fee. Calculation of the telephony costs is also easy since the local and the domestic long distance numbers can be called at the same per minute fee. The international, fixed to mobile and Internet per minute fees of the pricing plan are the same as those of the Bázis pricing plan. The discount, that can be used to initiate calls against the monthly fee, cannot be used to generate Internet usage. As of December 31, 2003, over 297,000 subscribers are enrolled in this pricing plan.

        Csevegö pricing plan.    On December 27, 2001, Matáv launched the first pricing plan for residential customers that offers increasing discount for longer calls. The discount is 20 percent from the 5th minute and 30 percent from the 10th minute up to the 60th minute of the call. The discount is valid for all calls all day. From June 16, 2003, half of the monthly fee can be applied toward Internet usage if customers access the Internet via Matáv's Open Internet service. The pricing plan also contains 20 free fixed SMSs per month. In 2003, it was the second most popular pricing plan with approximately 375,000 customers as of December 31, 2003.

        Kontroll pricing plan.    Matáv's first pricing plan involving neither monthly subscription nor call set-up fees for residential customers with analog lines is the Kontroll pricing plan. Subscribers may chose a 30-day card for HUF 3,700, a 60-day card for HUF 7,400, a 90-day card for HUF 10,500, or a 180-day card for HUF 19,500. The card can be refilled during its period of validity or within 10 days after expiry. This pricing plan is similar to mobile prepaid offers.

        Sokatmondó pricing plan.    Matáv launched this pricing plan on October 1, 2002. As of December 31, 2003 over 50,000 customers had ordered this pricing plan. Signing a definite-period pre-selection contract is a precondition for this offer. The elements of the pricing plan are as follows:

•
Peak period lasts until 3 p.m. in Matáv, i.e. non-Local Telecommunications Operator ("LTO") or non-mobile directions; and until 6 p.m. in LTO and mobile directions;

•
30 SMSs free of charge per month (in Matáv, Westel and Pannon directions);

•
60 minutes free Internet access (in cooperation with Axelero); and

•
Sokatmondó Digifon pricing plan (with caller identification function).

        The subscribers of the Sokatmondó pricing plan can order the Sokatmondó calling card, by which calls can be originated at the per minute rates of the pricing plan from Matáv's area and from abroad.

        Ritmus pricing plan.    Matáv offers the Ritmus pricing plan for residential and business customers making calls mainly in peak hours. The pricing plan is available for customers with analog or ISDN lines. Signing a definite-period pre-selection contract is a precondition for this offer. By subscribing to this pricing plan the customers receive discounted per minute rates. Various schemes in the Ritmus pricing plan family:

•
Ritmus Standard pricing plan: for those customers who mainly make peak-time calls;

•
Ritmus Helyi (Local) pricing plan: for those customers who mostly make local peak-time calls;

•
Ritmus Belföldi (Domestic) pricing plan: for those customers who mainly make domestic long distance and international peak-time calls;

•
Ritmus Mobile pricing plan: for those customers who mainly make mobile and international peak time calls;

•
Ritmus Csúcs (Peak) pricing plan: for those high-end customers who wish to take advantage of heavily discounted rates to every call direction;

•
Ritmus Calling Card, which is available with any of the Ritmus pricing plans free of charge to use the rates of the Ritmus pricing plan family from any Matáv telephone in Hungary and abroad.

        XL supplementary pricing plan.    On December 3, 2003 Matáv introduced the XL supplementary pricing plan which may be ordered in addition to a Bázis, Csevegö or a Sokatmondó pricing plan subscription. For a monthly gross fee of HUF 990, customers using the supplementary pricing plan may generate calls without the payment of any usage fee or call set up charge for local calls up to the first 60 minutes per call (the discount is only offered for voice calls).

        Matáv Open Internet service.    On June 16, 2003, Matáv launched its Internet service based on per-minute pricing. Matáv's Open Internet service offers an Internet access for a per-minute fee without any monthly fee, call set up charge or registration fee. The service is available for every Matáv subscriber via 06 51 622 622. In addition, Csevegö pricing plan subscribers can apply half of their monthly fee toward on-line time, if the new service dial-in number is used to access the Internet.

Public Telephones

        As of December 31, 2003, Matáv Rt. operated 28,799 public payphones, representing a penetration rate of approximately 3.8 per 1,000 inhabitants in Matáv Rt.'s service areas. The traffic tariffs charged for calls from public payphones are at a premium to those charged to fixed line subscribers.

International Telephone Services

        International telephone services consist of outgoing and incoming international telephony traffic, including voice and switched transit traffic through Hungary. In 2003, outgoing international telephony traffic generated revenues of HUF 9,473 million before intersegment eliminations, and incoming international telephony traffic generated revenues of HUF 13,040 million before intersegment eliminations.

Products and Services

        Matáv provides international calling access to its fixed line telephony subscribers and to subscribers of other local telephone operators and mobile service providers. Matáv's Hungary Direct and Country Direct services permit customers to charge calls made from 50 countries abroad to their home phone numbers. In 1998, this service was widened with a postpaid international calling card.

        International toll-free service was launched in 1998. This service enables the caller to make international calls free of charge to and from 36 countries, while the call charges are covered by the subscriber of the toll-free number. Universal international toll-free service was launched in 2003. This service is available from 21 countries and enables the subscribers to be called on a unique universal number free of charge from abroad.

        In June 2000, Matáv introduced the international prepaid calling card, "Barangoló", which allows customers to make phone calls, including IP based calls, in 40 countries. This service enables customers to call from touch-tone payphones in Hungary and abroad until the card expires.

Traffic

        The following table sets forth information regarding international telephony traffic to and from Hungary, transited by Matáv Rt., including other LTOs' and mobile service providers' international traffic and transit traffic through Hungary. In addition to international traffic through fixed lines and mobile service providers, the figures also include traffic based on IP technology, but do not include traffic through international leased lines.

	Year ended December 31,
	2001		2002		2003
	(millions of minutes, except for percentages and ratios)
Outgoing traffic:
Germany and Austria	114.9	35.9%	94.5	33.4%	87.7	32.8%
Neighboring countries other than Austria	56.6	17.7%	52.2	18.4%	56.9	21.2%
United States	14.8	4.6%	11.1	3.9%	11.2	4.2%
United Kingdom	16.5	5.2%	16.0	5.6%	13.9	5.2%
Italy	19.4	6.0%	16.6	5.9%	16.6	6.2%
All other countries	97.9	30.6%	92.7	32.8%	81.3	30.4%

Total outgoing traffic	320.1	100.0%	283.1	100.0%	267.6	100.0%

Growth in total outgoing traffic (% per annum)		(5.5)%		(11.6)%		(5.5)%
Incoming traffic:
Germany and Austria	115.5	28.5%	117.4	31.8%	122.4	36.6%
Neighboring countries other than Austria	45.4	11.2%	41.7	11.2%	36.9	11.0%
United States	65.5	16.2%	43.5	11.8%	35.6	10.6%
United Kingdom	40.3	9.9%	33.9	9.2%	25.9	7.7%
Italy	20.3	5.0%	18.3	5.0%	16.6	5.0%
All other countries	118.1	29.2%	114.3	31.0%	97.3	29.1%

Total incoming traffic	405.1	100.0%	369.1	100.0%	334.7	100.0%

Growth in total incoming traffic (% per annum)		(15.0)%		(8.9)%		(9.3)%
Ratio of incoming to outgoing traffic		1.3		1.3		1.3
Transit traffic (millions of minutes)	88.4		87.0		58.1

        A substantial portion of international traffic in terms of minutes consists of calls to and from Germany, Austria, the United States, the United Kingdom and Italy, which, in the aggregate, accounted for approximately 48.4 percent of the outgoing traffic and 59.9 percent of the incoming traffic in 2003.

        In 2001, 2002 and 2003 the volume of incoming traffic exceeded the volume of outgoing international traffic. The Company believes that outgoing traffic did not reach the volume of incoming traffic because customers are increasingly using leased lines and private branch exchange services such as call blocking. In addition, both outgoing and incoming international traffic handled by Matáv Rt. decreased as alternative service providers started to offer both call origination and call termination services for other domestic fixed line and mobile operators in Hungary. The decrease in the international traffic from 2002 to 2003 was also due to the establishment of the independent international links in 2003 by Westel, that allowed Westel to independently handle international call origination and termination traffic. Westel's international traffic data is not included in the table above.

        Despite the increasing competition in the international transit market, Matáv carried a considerable amount of switched transit traffic between Western and Central/Eastern Europe. In 2002 and 2003, international transit traffic decreased compared to the previous year's figure. This decrease was due to the liberalization in the neighboring countries, which made it possible for new telecommunications operators to handle some of Matáv's previous transit traffic.

Tariffs

        The call charge for an international call, like that for a domestic call, contains two elements: a call set-up charge and a traffic charge measured in seconds based on the call's duration. On September 1, 2002, Matáv introduced eleven international tariff zones instead of the former six zones to better differentiate the rates of the international fixed line and mobile calls. International tariffs decreased on average both in 2002 and 2003 and the Company expects to continue to lower its international tariffs to stimulate usage.

        Settlement Arrangements.    Under bilateral settlement arrangements, Matáv pays other carriers for the use of their networks for outgoing international calls and receives payments from other carriers for the use of its network for incoming international calls. In Europe, such settlement arrangements fall under the general auspices of the International Telecommunications Union. Settlement payments, which are generally denominated in Special Drawing Rights ("SDR"), are calculated using a currency basket in which U.S. dollars have the greatest weight. Due to the large exchange rate fluctuations of the SDR caused by the recent volatility of the U.S. dollars, Matáv started to shift its accounting rate agreements to euro based arrangements. As the Company's important European partners were in agreement with this change, Matáv will continue these efforts in 2004 as well.

International Telecommunications Hub

        Matáv believes that Hungary is well located to serve as a telecommunications gateway between Eastern and Western Europe. Matáv has two state-of-the-art international gateways as well as fiber optic cable connections serving 12 border crossings. These fiber optic cable connections use synchronous digital hierarchy transmission facilities. The Company has X.25 links, which are used for packet switched data transmission with 83 international networks. It also has ISDN connections with 52 international networks. In order to increase the utilization of its transmission network, Matáv offers advantageous pricing plans for dedicated transit services via Hungary. Matáv has launched its own Dense Wavelength-Division Multiplexing ("DWDM") backbone network and is DT's partner in Delivery of Advanced Network Technology to Europe ("DANTE"), which provides 2.5 Gbit/s transmission paths for interconnecting Budapest and Zagreb into the European research and educational network, GEANT.

        To seize the opportunities presented by liberalization of the telecommunications market in Romania, Matáv established interconnections with major Romanian alternative service operators and network service providers in order to offer transit services towards Western Europe. In addition, Matáv uses its own point of presence in Austria, which enables the Company to engage in telephone and Internet business with alternative telecommunications carriers located in Vienna. Matáv is present at the Vienna Internet Exchange (with dedicated circuit for Internet data exchange) and has peering arrangements with approximately 60 ISPs there. Matáv has direct Internet peering connections with Ukraine and Slovakia and provided high-capacity international Internet transit service to Internet Service Providers ("ISPs") in Moldova and Macedonia.

Leased Lines

        Revenues from leased lines totaled HUF 21,286 million in 2003, HUF 20,377 million in 2002 and HUF 18,010 million in 2001, in each case before intersegment eliminations. Matáv is the principal provider of leased lines in Hungary.

        Leased line service establishes a permanent connection for the transmission of voice and data traffic between two geographically separate points (point-to-point connection) or between a point and several other points (point-to-multipoint connection). These points can be either all within Hungary or partly in Hungary and partly abroad.

        The Company leases lines to other local telephone operators and mobile service providers, who use such lines as part of their networks. It also leases lines to providers of data services. In addition, the Company leases lines to multi-site business customers who use leased lines to transmit voice and data traffic among their respective sites.

        The Company offers a broad variety of standard analog and digital lines for lease, including two-wire and four-wire analog lines and digital lines with capacities from 64 Kbit/s to 155.0 Mbit/s. Matáv also offers high capacity customized digital lines to other telecommunications providers.

        Flex-Com.    Since 1996, Matáv has offered Flex-Com, domestic and international digital leased lines with managed back-up systems that are dedicated to transmitting data. In 1998, the Company launched the Flex-Com Network Management Service (Virtual Switched Network) network management system and ISDN-Flex and Voice-Flex services. In 1999, higher quality (Gold and Silver), secure access, and quick installation (Express, Profi) Flex-Com services were introduced. The Gold and the Silver quality services increase the annual availability to 99.9 percent and 99.7 percent respectively, as compared to the 99.5 percent annual availability of the Flex-Com basic service. The secure access provides two-way subscriber access through separate routes or transmission media at one termination point of the connection. The quick installation services are connected within ten days (Express) or within five days (Profi) as compared to the normal provisioning time (20 days). In 2000, Matáv launched two new services. Flex-Com high-speed (E3) access service provides 34 Mbit/s central access for the main site of a large enterprise network. City-Voice service is a version of the Voice-Flex service, which offers hot-line voice and fax communication capabilities on the managed leased line network between two customer premises.

        Matáv further widened the range of access options to the service in 2002. It developed and launched the outdoor Flex-Com subscriber access and the Kiloflex P-type subscriber access. The outdoor access provides an opportunity for the outdoor installation of terminating equipment of lines with maximum 1,984 Kbit/s, focusing on the demands of mobile service providers. In the speed range from 192 Kbit/s to one Mbit/s, Kiloflex P provides a cheaper access than the previous subscriber access, for example for IP purposes.

        In 2002, Matáv launched the Service Level Agreement ("SLA") report service of Flex-Com and Frame-Flex, which offers the monthly and annual printed reports of the SLA parameters specified in the customer contracts. The SLA report, as an additional service, shows our customers the monthly and annual fulfillment of the commitments identified in the SLA. The reports are generated automatically in order to regularly monitor and check the actual service quality. In 2003, Matáv launched the Web SLA service, which provides SLA reports through the Internet.

        Matáv increased the number of its Flex-Com connections from 8,920 as of December 31, 2000 to 11,480 lines as of December 31, 2003.

        Frame-Flex.    Matáv also uses its managed leased line network to offer Frame-Flex, a public frame relay service that is particularly suited to customers who transmit data in bursts, such as connections between local area networks. As of December 31, 2003, Matáv had 827 Frame-Flex connections. In 2000, Matáv introduced LANConnect, a frame relay based managed router service. LANConnect is primarily targeted at small and medium size enterprises allowing them to seamlessly interconnect their Local Area Networks ("LANs").

        High Speed Leased Line ("HSLL").    The HSLL service provides permanent, digital, transparent, point-to-point leased line service between service access points ("SAPs") which meets the ETSI Open Network Provision ("ONP") specifications. The connections are established by the service provider according to the needs of its customers. Transmission rates provided by the HSLL service are 2, 34 and 140 Mbit/s. In 2001, Matáv enlarged its HSLL services portfolio by offering new speed elements at 45 and 155 Mbit/s. Matáv increased its HSLL connections to 522 by December 31, 2003 compared to 432 at December 31, 2002.

        As an addition to the High Speed Leased Line portfolio, Matáv introduced a Wavelength Division Multiplexing ("WDM") technology based premium service, Gigalink, which provides an even higher speed (622 Mbit/s) leased line service to business customers and to other service providers.

        The Company's leased line customers pay a one-time connection fee based on the type of line leased. Monthly subscription charges vary with the type and length of line leased and, in some cases, with the term of the lease. With the exception of leased lines required for connection with other networks, leased line tariffs are not subject to regulation. As part of the overall rebalancing of its tariffs, Matáv has reduced its leased line tariffs in real terms over the last few years in response to competition, which partly offset the revenue increase generated by volume and bandwidth increases of the leased line services.

Data Transmission and Related Services

        Revenues from data transmission and related services amounted to HUF 22,550 million in 2003, HUF 17,597 million in 2002 and HUF 15,184 million in 2001, in each case before intersegment eliminations. Data transmission and related services consist primarily of data transmission and network services for business customers, such as financial institutions and insurance companies, and, to a lesser extent, residential customers. The market for data transmission and related services in Hungary is highly competitive. The Company is the leading supplier of data transmission and related services in Hungary.

        Matáv's revenues from data transmission have grown significantly as a result of both the development of the Hungarian economy and the Company's increasingly sophisticated services. Matáv expects the market for these services to grow with the proliferation of personal computers and increasing consumer demand. Matáv believes that the ability to offer new data products and services will be critical to competing effectively in the future, particularly with respect to business customers.

        Internet.    Axelero, Matáv's fully owned ISP subsidiary, increased its subscriber base by 40.5 percent to 210,680. Axelero is the largest Internet service provider in Hungary with an estimated 44 percent market share based on the number of dial-up subscribers. Axelero also offers Internet services based on ADSL technology as well as access through cable television, to provide residential and business customers with fast, broadband Internet service at affordable prices. The number of Axelero's broadband (ADSL and cable television) customers has nearly quadrupled and reached 77,760 as of December 31, 2003 compared to 20,913 a year earlier.

        Axelero maintained its market leader status in residential, corporate and content services market segments.

        In 2003, the number of Internet users increased dynamically, Internet penetration rate among the population aged 14 and above reached 22 percent, while 12 percent of Hungarian households were connected to the Internet. In parallel, Personal Computer ("PC") penetration rate also improved, providing a basis for further growth potentials. Costs of using the Internet decreased by 25 percent, which also contributed to the results achieved in 2003. Axelero is committed to accelerate Internet penetration growth and invests significant amount of resources in attractive and innovative content development. The efforts seem to be fruitful, as the popularity of the [origo] portal has increased significantly. Additionally, the government plays a critical role besides the private sector in creating favorable conditions for the expansion of the Internet. Axelero joined the Government's Sulinet Expressz program, which provides tax credit to students and teachers on PC purchases. Axelero offered a free trial Internet access service to Sulinet Expressz configured PC's. The [origo] portal supported the initiative by creating a training site to educate beginners.

        The accelerated broadband expansion in Hungary can help to utilize the full potential of the Internet and attract the number of educated users who consume more content and services. While an average Internet user spends 24 hours on-line monthly and only 9 percent use the Internet for electronic administration, a broadband subscriber spends 163 hours on the net and 35 percent use the Internet for electronic banking or shopping. Axelero Internet research shows that an increasing number of households skip dial-up technology and start to use Internet on broadband.

        The growth of Axelero was greatly fostered by [origo], the most frequently visited portal in Hungary in excess of one million hits per day in November 2003. On a record-breaking day of November 24, 2003, 418,000 visitors generated 10 million page impressions ("PIs") as opposed to 4.6 million PIs on the same day in 2002. The extraordinary growth was the result of introduction new services and contents, including [origo]"shopping mall", multi-player strategy games and a film column. Axelero Internet is concerned with social responsibility issues and made [origo]accessible to the blind and near-sighted visitors.

        As of October 2003, Axelero became the majority owner of Marketline, which provides the dominant horizontal electronic marketplace service in Hungary. In 2003, the total volume of on-line auction service (reverse purchasing auction) reached HUF 60 billion in Hungary.

        Other important results of Axelero during 2003 included:

  •
  In March 2003, Axelero launched new products, including packages bundling Internet and telephone usage costs. As a result of the new portfolio, customers can access the Internet at 25 percent lower costs;

  •
  In May 2003, Axelero entered Invitel (formerly known as Vivendi) service areas with ADSL and Kombi products;

  •
  In July 2003, Axelero joined Matáv's "Small town ADSL program";

  •
  In September 2003, Axelero implemented a new e-mail system, aimed to increase service level and reliability. Automatic virus scan software was put into operation for enhanced security. Value added services (extra storage place and spam filter) were launched on Freemail, the most popular free e-mail service in Hungary.

        To help stimulate demand and promote wider Internet usage, Matáv offers discounted Internet packages from August 1, 2002. There is one package that contains 15 hours of off-peak time Public Switched Telephone Network ("PSTN") access to the Internet for HUF 1,240 exclusive of Value Added Tax ("VAT") and another one that contains 40 hours of off-peak time PSTN access to the internet for HUF 3,200 exclusive of VAT. These schemes were developed in cooperation with the government in order to contribute to the development of the Internet community and to stimulate usage.

        Datex-P.    Matáv offers Datex-P, a packet-switched data transmission service based on the X.25 protocol. As of December 31, 2003, Matáv had 3,636 Datex-P terminals. The service provides low to medium speed domestic switched data communications services with international connectivity to business customers. As a result of the proliferation of new technologies, growth in the number of subscribers has stopped. In order to extend the lifecycle of the product and maintain profitability, network optimization and cost reduction were the major objectives in 2003.

        rEDInet.    This service allows editing of business documents electronically, quickly, accurately and with full security. The technology of the Electronic Data Interchange ("EDI") service is used in more than 25 countries. Matáv also provides professional training and consultation services to its rEDInet user business partners. The rEDInet covers more than 80 percent of the traditional EDI market in the Fast Moving Consumer Goods ("FMCG") sector. In recent years the growth of the traditional EDI market has slowed. Further growth opportunities may appear through providing of Internet-based solutions with lower costs and more simple operations to those companies, which do not require implementations integrated to their company information systems.

        Security Services.    On July 5, 1998, Matáv established Matávõr Kft., a wholly owned subsidiary, to provide security-monitoring services. On June 15, 2001, Matáv and Group 4 Securitas Kft. established Group 4 Matávõr Rt. The operations and customers of Matávõr Kft. were taken over by the newly established associated company, in which Matáv owns a 50 percent interest. As of December 31, 2003, Group 4 Matávõr Rt. had 10,831 customers.

        Matáv ADSL.    ADSL is a continuous, high-speed Internet access services based on the Asymmetric DSL technology. The service bundles cost efficient broadband Internet access with telephony service over existing copper wires. Matáv sells these services mainly on a wholesale basis to ISPs, which in turn distribute the services to residential and small business customers. The service has been available in certain parts of Budapest since September 1, 2000, and its coverage is rapidly expanding. In 2003, this service had significant growth with the number of ADSL connections reaching 103,564 by December 31, 2003 from 6,201 at December 31, 2001.

        Matáv's ADSL service family that provides high-speed Internet through a broadband access was introduced in September 2000. Matáv's ADSL products explicitly serve high-speed Internet access; with their help a constant connection can be established that may be up to 20 times quicker than traditional dial-up or ISDN connection.

        In 2003, Matáv implemented a major infrastructure expansion project in order to accomplish its Internet market goals. A large amount of investment was used for the roll-out of broadband Internet. As a result of these steps, 175 towns were connected to the service in 2003, and broadband access is now available for more than two-thirds of the fixed line subscribers in Matáv's service area.

        The proportion of Hungarian broadband Internet users to the total Internet users has reached a high level even in comparison to the Western European standards, as 33 percent of domestic Internet subscribers have a broadband connection to the Internet. In Matáv service area, every fifth Internet access is an ADSL connection. In the East Central European region, Matáv is the market leader in terms of total ADSL lines; with regard to ADSL penetration Hungary ranks second in the region, following Estonia. The proportion of ADSL Internet users is 20 percent, and this figure exceeds the EU average of 19 percent.

        Small town ADSL program.    The successful "Small town ADSL program" was launched in 2003. Through regional development activities catered to market demand, this program has made ADSL access available in small towns and villages that are often economically less developed. The goal of the "Small town program" is to identify and serve towns and locations that show a significant interest in ADSL. In the first phase of the program (started on June 23, 2003), prospective users from 42 locations could register their requests. The list of towns included in the program is continuously expanding. So far, about 200 towns have signed up for the program.

        Satellite DSL.    Satellite DSL is a broadband Internet connection via satellite. This service can provide a high-quality access to the Internet for customers who live in areas not yet covered by the ADSL service. The Satellite DSL service ensures a broadband Internet connection via satellite in areas where no other broadband Internet access is available. With the help of satellite connections, the service multiplies the download speed of the already existing Internet access; when using this service, Internet contents may be downloaded with a speed of up to 768 Kbit/s.

        Matáv EasyNet.    On February 21, 2003, Matáv launched its EasyNet product, a wireless broadband Internet solution based on the Wi-Fi technology for public site owners (e.g. hotels, conference centers and restaurants). It does not contain end-user authentication, therefore in areas with radio coverage anyone may take advantage of the broadband Internet service with an appropriate end user device.

        Matáv EasyNet Plusz was launched on August 1, 2003. This service provides significant additional capabilities compared to those offered by Matáv EasyNet. The most significant feature is the end user identification, as well as the use of prepaid cards, which allow the use of the wireless broadband Internet service. EasyNet Plusz cards are available in three various forms offering fixed time Internet access (1-hour, 5-hour, 24-hour) to the end users and may be used at any time up until the expiry of the card. At the end of 2003, there were 13 Public Hot Spot Sites in operation (6 hotels, 5 Matáv Points and 2 others).

        IP Connect.    In September 2000, Matáv introduced IP Connect service. This service is a complete solution for ISPs providing transport and access facilities to IP traffic. It includes the provision of ports in the service area, required for the subscribers of ISPs to dial-in from analog or ISDN lines. The service also enables leased line access, and it ensures that traffic will be forwarded to both domestic and international switches as well as to the domestic switch of a particular ISP. The domestic switch of the ISP is connected to Matáv's IP network via a leased line. In order to maintain market share and competitive position, a new bundled service, called Symmetrical Internet was introduced in 2003, which includes access and IP/Internet service.

        IP Complex Plus.    IP Complex Plus is an IP based Virtual Private Network ("IP-VPN") service. IP Complex Plus service is offered to retail and wholesale customers having multiple remote sites. This service enables them to establish data traffic between sites without the need of setting up "point-to-point" connections between two sites. Customers' VPNs are secured since they remain separated from each other. The share of this product is relatively low in the data service portfolio, but the growth rate of its revenues was remarkable in 2003. The development of supplementary services, such as ISDN backup, integrated voice/data, ADSL/SHDSL access and dial-up access to IP-VPNs make this product more attractive to a growing number of business customers.

        MultiLAN.    Matáv's system integration services are primarily targeted at business customers with separately located branch offices. It includes the installation of LANs at customer premises and the provision of Wide Area Network ("WAN") services. Matáv provides integrated network management, fault clearance and customer support for the LAN and WAN segments.

        International data products.    The Company provides signaling links for mobile operators to facilitate international roaming. Matáv also sells international leased lines, including international managed leased lines, international ISDN, X.400, X.25 and telegraph services. The sales of international leased lines are steadily growing, partly due to the introduction of one-stop-shopping agreements, whereby customers can order from and pay for the service at one end-point of the connection, which eliminate the need to deal with multiple service providers. International Internet connectivity was enhanced in 2000 in order to provide services for Internet service providers. In 2003, the capacity of international Internet connections reached one Gbit/s. Since the end of 2003, Matáv no longer provides international telex services.

Fixed Line Telecommunications Equipment Sales

        Matáv distributes an extensive range of telecommunications equipment, from individual telephone sets to facsimile terminals, PBXs and complete network systems, through a network of customer service centers. In addition to stand-alone phoneset sales, Matáv sells various packages combining telephone sets with telephone lines or pricing plans.

        Cardnet Rt., in which Matáv acquired a majority interest in 1998, sells point of sale terminals. Matávcom Kft., Matáv's fully owned subsidiary, sells PBX equipment.

        Sales of fixed line telecommunications equipment generated revenues of HUF 2,949 million in 2003, HUF 3,671 million in 2002 and HUF 3,582 million in 2001, in each case before intersegment eliminations. Matáv does not manufacture telecommunications equipment but resells and leases equipment manufactured by other companies.

        The telecommunications equipment sector is highly competitive and characterized by rapid technological innovation. Matáv believes that the supply and service of telecommunications equipment are integral parts of being a full service telecommunications provider and are necessary for the expansion of its customer base. In addition, these activities permit Matáv to ensure that technologically advanced equipment required for new services is available in the Hungarian market.

Other Revenues

        Other revenues include cable television revenues, construction and maintenance services and other miscellaneous revenues, such as subsidies receivable from the Universal Telecommunications Support Fund. Other revenues generated HUF 29,412 million in 2003, HUF 28,866 million in 2002 and HUF 18,986 million in 2001, in each case before intersegment eliminations.

        Matáv has consolidated its cable television ("CATV") group into three entities providing cable television services in Hungary. The asset management holding company of the CATV business is Investel Rt. The most significant (majority owned) company of Matáv's CATV group is MatávkábelTV Kft. ("MatávkábelTV") established by Matáv on July 1, 1998. It began providing cable television services on January 1, 1999. Through network development and acquisitions, Matáv's CATV group significantly increased its number of cable television customers during the past four years, and strengthened its second position in the market. The CATV group had approximately 362,000 subscribers as of December 31, 2003, out of which MatávkábelTV had 263,000, compared to about 267,000 on December 31, 2000. MatávkábelTV offers 42 television and radio channels in three program packages in its network. As a result of the price-based competition in the cable television market in Hungary, especially in Budapest, new customers are often connected without connection fees. Where the networks allow, Matáv's CATV firms - in cooperation with ISPs - offer broadband Internet services. In most cases, CATV firms provide a network service for ISPs. The number of Internet subscribers through Matáv's cable television network was approximately 9,600 on December 31, 2003. MatávkábelTV's cable television activities benefit from Matáv's long term relationship with the customers, its thorough market knowledge as well as its strong brand name. The main goals in this area are to increase market share through further acquisitions, connect additional customers within existing service areas, improve the quality of network and increase ARPU.

        In 2002, Matáv introduced the Audiofix (Drop Charge) product, which is an Intelligent Network ("IN") premium rate service enabling content providers to offer content services for fixed call rates. The product is mainly used in the media's call-in programs. The product has been very successful due to the introduction of reality shows and other interactive programs on the Hungarian television channels.

        Matáv constructs fixed telecommunications networks and offers network maintenance services to other telecommunications operators in Hungary. These construction and maintenance services are ancillary to the construction and maintenance of Matáv's networks.

        Matáv carries out its construction through subcontractors. The majority of construction revenue is derived from optical network construction, network construction related to subscriber connections and project planning. In addition, Matáv's fully owned subsidiary, Matávcom Kft. is also engaged in complete network construction activities.

        Matáv owns a 25 percent interest in Magyar RTL Televízió Rt. ("MRTL"), a national terrestrial television broadcaster entitled to provide commercial television programs but not to engage in broadcast diffusion or distribution activities. CLT-UFA S.A. owns 49 percent, Pearson Netherlands B.V. owns 20 percent and IKO Production Média Szolgáltató Kft. owns six percent of MRTL. MRTL has a concession for a period of ten years with an option for a five-year extension. The Program Provision Agreement was signed on July 9, 1997, the starting date of the license. MRTL operates a channel under brand name RTL KLUB.

        Since its launch in 1997, RTL KLUB has rapidly established a strong position in Hungary's television market. Market share among the targeted age 18-49 audience rose substantially from 1997 to 2003, from 21 percent to 33 percent considering the whole day and from 20 percent to 40 percent during prime-time (between 7 and 11 p.m.). MRTL has successfully converted its leading audience result into television advertising market share.

        RTL KLUB seeks to maintain and increase audience share through investing in local productions, including successful internationally licensed programs, and through its continued long term relationships with major film distributors, including Warner Brothers, Fox, Buena Vista and Columbia. MRTL won the right to broadcast Formula One races for five years commencing in 2002. In response to the main competitor's launching of "Big Brother", MRTL started its own reality show: "Való Világ" (Reality World) in 2002. Due to the success of the program, RTL KLUB broadcasted the second and launched the third series of this reality show during 2003. Való Világ enabled MRTL to generate increased non-spot (prime-rate audiotex and SMS) revenues and contributed to the development of RTL KLUB brand name.

Mobile Telecommunications Services Segment

        Matáv's mobile telecommunications services generated revenues of HUF 254,141 million in 2003, HUF 232,612 million in 2002 and HUF 198,947 million in 2001, in each case before intersegment eliminations. Until June 30, 2003, Matáv provided mobile telecommunications services in Hungary through two subsidiaries, Westel and Westel 0660, each of which was 100 percent owned by Matáv. On June 30, 2003 Westel 0660 terminated the provision of analog cellular telecommunications services and was merged into Westel on November 30, 2003. Westel remained the sole subsidiary of Matáv providing mobile telecommunications services in Hungary.

        As of December 31, 2003, Westel accounted for an estimated 47.4 percent of the total Hungarian mobile telephony market in terms of subscribers. The penetration rate of digital mobile telephone services in Hungary increased from 30.0 percent at December 31, 2000 to 78.5 percent at December 31, 2003.

        On March 22, 2004, Matáv's Board of Directors has taken the decision to rebrand Westel as T-Mobile. The official name of Westel will change to T-Mobile Hungary Telecommunications Co. Ltd. (in Hungarian: T-Mobile Magyarország Távközlési Rt.) from the beginning of May 2004.

        Westel and T-Mobile International (the mobile telecommunications division of DT) have acted in close co-operation for a number of years. The co-operation both in the area of procurement and development of new technologies and services allows Westel to offer its customers a wider range of services and equipment for more competitive prices. The rebranding is the next step in exploiting the service synergy potentials between Westel and the T-Mobile Group. T-Mobile International is one of the largest international groups of mobile operators and is the only mobile communications company providing a seamless transatlantic service to its customers. The subscribers of T-Mobile Hungary will have access to innovative products and services under the T-Mobile brand. In addition, the rebranding will bring the increased convenience of being able to access additional services offered through other T-Mobile networks.

        The rebranding does not signify any change or any intention to alter the ownership of Westel, with Matáv remaining the sole owner of the Hungarian mobile company. The Deutsche Telekom Group will be directly involved in the rebranding process, assisting in areas such as marketing communications, corporate identity and design rollout, network update and distribution. The rebranding is expected to result in an improved customer base and reduced churn rate, higher ARPU and roaming revenues and a lower subscriber acquisition cost which all result in an improved EBITDA.

  Westel

        Westel commenced offering commercial Global System for Mobile Telecommunications ("GSM") digital mobile telecommunications services on March 31, 1994, pursuant to a concession awarded in November 1993. GSM affords high quality digital transmission and is the dominant digital mobile telecommunications standard in Europe. During 2000, Westel (previously known as Westel 900) was rebranded as a service provider on both 900 and 1800 MHz bands. Westel offers basic GSM voice telephony services and a number of value added services, such as voice-mail, call forwarding, SMS, call waiting, conference call, caller identification ("ID"), company call, virtual private network and dual Subscriber Identity Module ("SIM") card. General Packet Radio Service ("GPRS"), which is also known as "2.5G", was introduced in 2001 for Westel's postpaid customers, while Enhanced Data rates for GSM Evolution ("EDGE") was launched in late 2003. Westel also provides GSM-based data and facsimile transmission services as well as SimToolKit applications, mobile Internet services and a number of content services. Westel offers several different service packages designed for different customer requirements, including various pricing plans targeted at low volume residential customers and higher volume business and governmental customers. In 2002, new value added services were introduced, including Multimedia Message Service ("MMS"), Video Streaming, Video Messaging, Mobilbank and mobile purchase.

        The prepaid card of Westel, Domino, provided 63.7 percent of net customer additions in 2003. Since the introduction of the SMS for prepaid customers in 1999, Westel has made more value added services available to prepaid customers, such as caller ID, Domino data and fax. Prepaid users witnessed a significant increase in content provision in 2002, as a result of which they are able to use digital services (such as downloading various operator logos, ringtones, etc.) and acquire information on weather, traffic, news, economy, sport, gambling, etc. via premium-rate SMS or Wireless Application Protocol ("WAP"). WAP traffic was further boosted by the introduction of 777mobil, the redesigned website of Westel. SimToolKit applications also became available to prepaid customers, and electronic recharge opportunities are available at a wide range of Automated Teller Machines ("ATMs"), petrol stations, via Internet-banks, Telebanks and Mobilbank.

        In 2002, Westel introduced GPRS. In 2003, Westel continued enhancing its value added services, introduced more new products and extended the access of some of its domestic products abroad:

•
Westel offered international roaming service for its subscribers in 121 countries in 272 networks, thereof 106 networks in 53 countries were available for Domino customers and 37 GPRS networks in 28 countries for postpaid customers as of December 31, 2003.

•
After a major development in 2002, content provision strengthened again in 2003 from the offering of additional services and contents to customers. Besides WAP, content SMS and premium-rate SMS customers can register for content MMS as well. At the end of 2003, content MMS registrations surpassed 5,000. WAP is used by hundreds of thousands of Westel customers regularly. The number of content SMS subscriptions continuously increased during 2003 and reached over 470,000 subscriptions by the end of the year. Users can register to several content SMS categories like news, traffic, weather, entertainment, gambling results and horoscope. Westel users sent approximately 1.4 million premium rate SMSs per month in 2003.

•
In 2003, Westel developed its MMS service. As a result, Westel introduced the "MMS-postcard" service, through which customers with MMS-capable phones are able to send their MMS to a postal address as a traditional postcard. Customers already sent approximately 1,000 postcards within the first month of the launch of this service in December 2003.

•
Since 2003, the Westel Mobile E-mail offers a comprehensive e-mail and calendar solution for small and medium-sized enterprises. Sized to the actual needs of the company, the service requires no investment by the customer and allows colleagues to access their mailboxes in and away from the office, via WAP, SMS or the Internet.

•
If the customer is not available when called, the "calling-notification" service of Westel sends an alert-SMS to the called phone. This SMS informs the customer about the date and the time of the missed call and also about the caller phone number (if available).

•
The unique Mobilbank solution of Westel continued its growth in 2003. Both the number of subscribers and the number of transactions increased. The most popular transactions were money transfer and prepaid balance refill.

•
Customers with certain phones are able to use the newly introduced "SMS-reader": according to the settings made by the customer, an applet on the phone reads out the incoming SMS. The service runs on Nokia 3650 and Nokia 7650 phonesets.

•
In March 2003, Westel was the first operator in Hungary, and one of the firsts in Europe, to introduce movie ticket purchasing via WAP. This service was extended to SMS in December 2003, enabling Westel subscribers (both pre- and postpaid) to make movie ticket purchases using their own mobile phones by just entering a code.

•
Prepaid customers of Westel witnessed the extension of value added services: since 2003, prepaid subscribers can register for call holding, conference call, call forwarding and certain location-based services.

•
Having started the Wireless LAN ("WLAN") pilot in 2002, Westel introduced the commercial service of WLAN in 2003. Customers with properly equipped computers are able to access Intranet and Internet via high-speed (up to 11 Mbit/sec) wireless connection at certain places (currently at Budapest Airport). The target group is mainly key and corporate customers.

•
At the end of 2003, Westel launched commercial EDGE services, which supplements the GPRS services with higher data transfer speed and capacity. The service is available in certain parts of Budapest. This service is a first step towards implementation of the 3G technologies. Celebrating its 10th anniversary, Westel introduced video-phone call and broadband mobile Internet services in October 2003, which was based on integrated Universal Mobile Telecommunications Service ("UMTS") test network. This demonstrates that Westel is prepared and committed to introduce UMTS in the near future.

        Westel encourages customer loyalty with various incentive programs. Gold Cards are awarded to customers based on length of service, and bonus points are awarded to these cardholders based on level of usage. These points can be accumulated and then redeemed for various products and services in retail stores, via the Internet or through call centers. The price of the selected products and services can be paid by combining cash with points. Loyalty points have a validity period. From August 2003, non-redeemed points credited more than 24 months before become void and deleted. Due to this new measurement, both the activity of the program members and the financial efficiency of the program have increased significantly. Other key elements of retention activities are the Gold Partner Card and Upgrade programs.

        The build-out of Westel's mobile network has been substantially completed. It provides nationwide coverage and is being developed to cope with the traffic demand of new, innovative services.

        Westel's principal objectives are to maintain market leadership in the growing mobile telecommunications market, expand its brand recognition and focus on providing high-quality customer service.

        Subscribers.    The number of Westel subscribers has grown significantly over the past three years. The table below sets forth information concerning the number of Westel subscribers at the dates indicated:

	As of December 31,
	2001	2002	2003
Regular subscribers	811,864	850,615	982,460
Prepaid subscribers	1,681,621	2,552,173	2,783,814

Total subscribers	2,493,485	3,402,788	3,766,274
Annual growth in subscribers (%)	55.9	36.5	10.7

        The increase in the number of Westel subscribers since December 31, 2001 is attributable to a number of factors, including reductions in handset prices and traffic tariffs in real terms. Growth can also be attributed to installment purchase plans and aggressive marketing. In addition, the introduction of more value added services that are aimed to enhance customer satisfaction increased the retention of the customers.

        According to Telecommunications Inspectorate sources, as of December 31, 2003, Westel held approximately 47.4 percent of the Hungarian market for GSM mobile digital services in terms of subscriber base. The Company expects to initiate additional retention and acquisition marketing campaigns to stimulate further subscriber growth and to maintain its market leadership.

        Traffic.    Westel's average traffic per subscriber remains relatively high in Europe at 113.7 minutes per month in 2003. Average traffic per subscriber has declined over the past few years as the subscriber base has expanded to include lower-volume users. During 2003, SMS-traffic witnessed a large increase: 623 million SMS were sent by Westel users during 2003 compared to 586 million in 2002. This amounts to 15 SMS/month/subscriber in 2003.

        Tariffs.    Since January 1998, mobile subscriber tariffs have been deregulated, and carriers have had the freedom to set the level of the various tariff elements (i.e. connection fee, subscription charge and traffic charges). Westel charges subscribers a one-time connection fee, monthly subscription charges, event charges and time-based traffic charges. Customers using prepaid cards do not pay monthly subscription charges. Westel does not charge subscribers for incoming calls, other than calls received while roaming. Westel receives payments from other telecommunications service providers for terminating calls on its network. During 2003, mobile service providers were very active regarding pricing. Westel maintained the widest selection in tariff plans and successfully introduced new tariff solutions and allowances, to acquire new subscribers and increase loyalty. In May 2004, mobile number portability was introduced to the Hungarian market, which may lead to significant changes in terms of retention and acquisition.

        Distribution.    Westel has a strong direct distribution network consisting of 26 Building Value shops, 13 Economy shops and a high-tech showroom. Building Value shops provide full-scale sales, customer service and repair service to the customers while Economy shops primarily focus on sales. Westel has a high-tech showroom called "Enternet". The role of this showroom is to display the new innovations of Westel and the mobile telecommunications industry to the customers enabling them to touch and try the new products, services and handsets. There is also an organization dedicated to major account customers. This directorate consists of 78 sales representatives and serves the major account customers on a segmented basis. Our customers can also purchase Westel products via the on-line shop of the company called Webshop.

        In addition to the direct sales channels, Westel also distributes its products and services through indirect sales partners. In 2003, masterdealers (Fotex, Trendex and Matáv) and directly contracted dealers represented Westel in 250 outlets all over Hungary. In December 2003, Westel took over from Fotex its dealer network consisting of 81 outlets. The agreement came into effect on December 31, 2003.

        Besides having full-scale sales partners, Westel also sells its prepaid products (prepaid SIM, plastic recharge card, on-line recharge) via major Hungarian retail channels. Westel has a strong relationship with retailers (e.g. Tesco, Cora, MediaMarkt, Metro, Shell, Mol, OMW and Lapker) selling its prepaid SIM cards in 106 outlets and providing prepaid recharge opportunity to the customers at 7,633 outlets.

Westel 0660

        Westel 0660 was the sole provider of analog mobile telecommunications services in Hungary. Westel 0660 commenced operations in 1990 and was the only provider of mobile services in Hungary until the commencement of GSM operations in 1994.

        Westel 0660 service was based on the Nordic Mobile Telephony ("NMT") standard, which predates digital mobile telephony services, including GSM. The Westel 0660 network covered over 95 percent of Hungary's geographic area.

        Subscribers.    The table below sets forth the number of Westel 0660 subscribers at the dates indicated:

	As of December 31,
	2001	2002	2003
Subscribers	44,308	23,345	0
Annual growth/(decline) in subscribers (%)	(41.6)	(47.3)	(100.0)

        The number of Westel 0660 subscribers decreased from 2000 due to the lack of promotional programs and innovative service offers. Due to the declining demand for NMT handsets worldwide, Westel 0660 was not able to acquire NMT handsets at a reasonable price. This fact limited the ability to retain and acquire customers, so the three GSM operators acquired the churning NMT customers with their attractive pricing plans and handset offers.

        On November 12, 2002, Matáv decided to terminate the provision of analog cellular telecommunications services effective of June 30, 2003. This decision was taken in the light of continually decreasing subscriber numbers and the expectation of significant operating losses through the end of the concession period in 2005. Westel 0660 terminated the provision of analog cellular telecommunications services on June 30, 2003 and merged into Westel on November 30, 2003.

International Segment

        In December 2000, the Company, on behalf of a consortium, reached an agreement with the government of Macedonia to purchase 51 percent of MakTel on its privatization. The closing of the transaction took place on January 15, 2001 whereby the Company paid EUR 343.3 million on behalf of the consortium in accordance with the agreement. The 51 percent ownership acquired by Matáv was contributed on January 16, 2001 to a newly established Macedonian holding company, Stonebridge.

        In accordance with the Deed between Matáv, SEEF and CosmoTelco, the latter two acquired a 6.1 percent and a 7.4 percent ownership respectively in Stonebridge, thereby reducing Matáv's investment in Stonebridge to EUR 301.5 million. Matáv, consequently, had an 86.5 percent stake in Stonebridge, which owns 51 percent of MakTel, thereby Matáv had an effective ownership percent in MakTel of approximately 44 percent.

        Pursuant to the terms of the Deed, SEEF exercised its put option relating to 3.05 percent holding in Stonebridge on June 20, 2003 and Matáv paid EUR 21 million to SEEF on July 27, 2003. Following the financial closing of the transaction, Matáv has an 89.51 percent ownership in Stonebridge, with an effective ownership share in MakTel of 45.65 percent.

        See "Item 10 — Material contracts".

        MakTel has been a consolidated subsidiary of the Group since January 15, 2001.

Overview of MakTel's revenues

        In 2003, approximately 49.5 percent of the total revenue of MakTel was derived from domestic fixed line telecommunications services. Mobile services contributed about 32.2 percent, while international telecommunications services contributed about 10.5 percent to total revenues. Various data services (telegraph, X.25, Frame Relay, leased lines, and Internet access) contributed only three percent of the total. Five percent of total revenues were derived from other services.

        The revenue stream of MakTel from international traffic shows a decreasing trend reflecting lower traffic and unfavorable SDR exchange rate. The proportion of mobile revenue is decreasing following the entrance of a new mobile operator and decreased usage. Data revenue still represents an insignificant portion of total revenues.

Fixed line Telecommunications Operations of MakTel

        MakTel is the sole fixed line service provider in Macedonia. Its exclusive rights in fixed line telecommunications services will expire in December 2004. These exclusive rights include local, national and international long distance public voice services, voice over IP services, leased line services and building and operating public voice network services. MakTel's objectives for the forthcoming year are to become established as a leader in technology and to provide excellent services with attractive prices in order to prepare for future competition.

        During the last three years, MakTel's major operational goals were to digitalize the fixed network and to increase the number of subscribers. The digitalization rate increased from 82.1 percent at the end of 2000 to 100 percent at the end of 2003. MakTel had 584,714 analog fixed lines and 34,522 ISDN channels as of December 31, 2003, and fixed line penetration reached 29.0 percent in Macedonia.

        During 2003, MakTel introduced several new pricing plans (Minimal, Chatting, VAS packages, etc.) enabled by introduction of a new billing system.

        MakTel provides Internet services through its Internet business unit, MTNet. MTNet has a 54 percent market share in Macedonia. The number of Internet subscribers and the time they spent on the Internet is climbing rapidly. MTNet provides Internet access via the public switched telephone network and leased lines. By the end of 2003, MTNet had 49,040 Internet customers compared to 34,222 as of December 31, 2002, which represents a 43 percent growth. MakTel also provides Internet hosting, Internet design, Internet content-oriented IP applications and portal services. MTNet has established an IP backbone network with points of presence ("PoPs"), allowing customers to access Internet services with a local call anywhere in the country. During 2003, MakTel introduced a new service, Internet Data Hosting Center ("IDHC"), as a center for collocation of customer servers, renting of servers and hosting of applications or content. In addition, ADSL service was introduced at the beginning of 2004.

        MakTel also has data transmission services, such as satellite communications, frame-relay, X.25 and audiotex services.

        Historically, MakTel, like government-owned operators in other countries, maintained relatively low domestic charges and high tariffs for international calls. Since November 1999, MakTel has been gradually rebalancing its tariffs in accordance with its long term rebalancing strategy. International tariffs are expected to decrease further in 2004, bringing them in line with EU standards prior to liberalization. Local tariffs and basic access charges are expected to increase in order to reflect costs, but MakTel will not seek to exploit the maximum increases allowed by the regulation in order to keep the rates affordable to Macedonian citizens.

        MakTel is continuously expanding and improving its access network. MakTel has a fiber optic national long distance network that connects local primary area networks. The Company has implemented three Synchronous Digital Hierarchy ("SDH") rings that serve both the national long distance and international networks. In addition to cost advantages, SDH systems provide a flexible transmission infrastructure with automatic transmission paths. Additional routes of optical cable and SDH systems are being installed in the long distance network and the city networks, increasing both network availability and transmission capacity.

        MakTel has installed a modern, packet optimized IP network based on Multi Protocol Label Switching ("MPLS"). The network is fully operational and already carries commercial traffic. This network is the first of its kind in the entire Southeastern European Region, establishing MakTel as an undisputed leader in this field. It uses DPT STM-4 (packets on fiber technology) at its core and packet over SDH STM-1 at the edges. It has nine large PoPs equipped with high-end routers and eleven small PoPs. The network provides a variety of VPN solutions for its business customers, offering secure, scalable remote site interconnection over a shared IP backbone. MakTel realizes the enormous importance of IP for its future and is considering this network to be the best foundation for its future generation of IP based services, combining voice and data and offering versatile multimedia capability.

Mobile Telecommunications Operations of MakTel

        Mobile telephony was a significant growth driver in 2003 at MakTel. MobiMak is the digital mobile service provider of MakTel, which separated from MakTel and became its fully owned subsidiary on June 4, 2001.

        As one of the first important steps in its transformation, MobiMak introduced a new brand image to the market. The new image is built on the slogan "connecting your worlds" (connecting past, present and future, connecting work and private life, connecting family and friends, etc.). MobiMak developed a recognizable brand that is perceived as national, modern, strong, convenient, innovative and supportive.

        MobiMak's operations are based on GSM technology in the 900 MHz frequency band. The number of mobile subscribers increased by 43 percent to 523,664 subscribers at the end of 2003 from 366,348 at the end of 2002. The mobile penetration rate also grew significantly, to 29 percent at the end of 2003 compared to 18 percent a year earlier, but it is still well below the European average.

        MobiMak entered into a frame contract with the main network and infrastructure vendors whereby MobiMak could fix the prices of different services and products. This frame contract resulted in significantly lower prices for MobiMak to use the services of the main network and infrastructure. Based on the contract, MobiMak initiated a fast network development project in September 2001. By the end of 2003, MobiMak had 441 base-stations on 302 locations. As a result, MobiMak now reaches over 99 percent of the population and 92 percent of the territorial coverage. With implementation of GPRS and MMS, MobiMak introduced the 2.5G technology.

        MobiMak put a high emphasis on marketing activities, introducing services based on new technology, such as GPRS, MMS, JAVA games and WAP. New tailor-made pricing plans were also introduced, such as Mobi Elite and Mobi Chat for postpaid and Mobi+ Marathon and Mobi+ Three for prepaid customers as well as Tandem2 service, which allows activation of two more numbers on the customer's account with only half of the monthly fee. In addition, numerous enhanced services, such as e-recharging of vouchers, Fun SMS, Fun MMS, Flirt SMS, chatSMS, Premium price SMS and m-payment, etc. were introduced in 2003. MobiMak also carried out a series of attractive sales promotions with global brand handsets based upon frame agreements with the main handset vendors, offering to its customers over 70 different types of mobile handsets. The wide range of handset accessories is constantly expanding.

        As focus on customer retention, MobiMak continues with its customer loyalty program with valuable benefits for loyal customers.

        To measure the effectiveness of the marketing activity, MobiMak introduced a customer satisfaction measurement system, which monitors the satisfaction of the customers on a quarterly basis. Additionally, twice a year, MobiMak conducts Market Potential Research, Focus Group and many other ad hoc surveys.

Marketing and Distribution

        While the Hungarian telecommunications market has been fully liberalized since December 23, 2001, the liberalization process started years earlier in data communications, international voice and Internet services. The advent of new competitors was coupled with the mass proliferation of mobile devices, which led to the saturation of the traditional voice business and strong competition in the business communication arena. The high mobile penetration rate is due to the fact that the mobile phone is viewed as a substitute, rather than complementary to fixed telephones because of the relatively low level of disposable income in Hungary.

        Having the largest market share makes Matáv vulnerable to losing the largest number of customers, to other fixed line operators, but in particular to mobile operators. To avoid a downward spiral of falling prices and decreasing market share, Matáv had to change its strategy and shift towards competitive pricing plans that are price positioned not only against its fixed line competitors but also against the rapidly increasing mobile package offerings of the mobile vendors.

        In 2003, there were significant positive changes in Matáv's market position. At the beginning of the year, the fixed line market was still characterized by a rapid decline of fixed lines, while the mobile market showed increasing penetration. Data transmission services showed minor growth and the spread of Internet was not significant. By the end of the year, however, Matáv managed to achieve a decrease in the rate of customer churn and could stop the decrease of the fixed lines. Matáv was successful in competing against mobile services. Internet usage spread quickly and dynamically, thanks to the launch of the free dial-up Internet service and the strong ADSL campaign - by the end of the year the number of ADSL lines exceeded 100,000.

        Matáv's marketing strategy is therefore based on four key objectives:

•
Strengthening the role of the fixed line service;

•
Reducing churn;

•
Boosting broadband penetration; and

•
Developing a new image of fixed line telephony by developing customized solutions for each segment and identifying business development alternatives.

  Strengthening the role of the fixed line service

        The first year of liberalization ended with only a moderate rise in competition from fixed line competitors due to the unfavorable international investor climate, which nonetheless led the way for the mobile operators to aggressively acquire customers. Launching several optional calling plans ("OCPs"), Matáv successfully transformed service development from technology focused product innovation towards market based product enhancement that requires less capital investment and more customer focus. Backed up by analytical marketing tools Matáv tailored its calling plans to the calling patterns of its various customer segments.

        In 2003, competition between and against the mobile service providers was stronger than ever. By the end of the year, mobile penetration rate reached 78.5 percent and increasingly the mobile carriers could only acquire new customers from other service providers. This led to fierce advertising and tariff wars between the mobile carriers. Matáv responded to this new trend proactively by launching the Felezö pricing plans. Felezö has the same monthly fee as the Bázis pricing plan, however half of the monthly fee can be applied toward voice calls. The new offer proved to be a very effective customer retention tool along with the aggressive mobile advertisements. It also reinforced the concept that the mobile telephone is not the substitute, but a supplementary alternative to the fixed line.

  Reducing churn

        PSTN churn is generated by a) customers' requests, b) lines terminated due to non-payment and c) ISDN service orders. As broadband access services (e.g. ADSL) have become available in recent years and customers become more aware of its availability, migration to ISDN slowed down from levels observed in 2000.

        During the first quarter 2003, approximately 75 percent of the disconnected lines were due to the request of customers. The monthly average disconnection was between 10,000 and 12,000 lines. To minimize the cancellation of lines, Matáv launched customer acquisition and retention programs, which so far have been very effective. Due to this activity, by the end of 2003 only 58 percent of disconnected lines were due to the request of customers.

        The principal customer acquisition program was the "Szóljon akinek nincs" (Tell us if you don't have one) analog line campaign in August 2003, which resulted in approximately 36,000 new subscribers. The

"HUF 100" line-reconnection campaign was targeted to subscribers who already cancelled their lines earlier. In this action Matáv offered to reconnect them for a HUF 100 fee. As a result, 2,851 subscribers re-activated their lines during September and October 2003.

        The most successful customer retention tool to prevent churn was the Felezö pricing plan. As it provided a good alternative to the subsidized Minimál pricing plan, it generated new subscribers and many of the Minimál customers migrated to this pricing plan. Other successful action included the ISDN 1 customer win-back campaign, the ISDN loyalty action, the activation of customers having their service suspended and contacting customers who indicated their intention to churn by telephone but not in writing. To further decrease the number of cancelled lines Matáv is working to develop a churn barometer tool, which can indicate whether a customer is likely to churn in the near future.

  Boosting broadband penetration

        Matáv considers the promotion of Internet usage in Hungary as one of its main tasks in the present and also in the near future. Its main objectives are to establish and spread a more developed Internet culture, to foster communication, to promote the opportunities offered by the Internet and to reach and support customer segments with low level of disposable income.

        Matáv Open Internet is the Company's free dial-up Internet service, which gives additional value to the fixed line and has successfully stimulated fixed line usage. After its launch in July 2003, the service quickly became popular. By the end of 2003, over 62,000 customers had used Matáv Open Internet.

        Matáv and Axelero are organizing a free Internet Training Program as part of the "Mindentudás Egyeteme" (Omniscience University) which is sponsored by the Matáv Group and is the most popular scientific forum in Hungary.

        The broadband access market is growing dynamically in Hungary. In broadband access market, Matáv is the largest service provider. On Matáv's service area the dominant technology is Digital Subscriber Line ("DSL"), but cable modem is growing rapidly as well. Matáv sells ADSL products mainly on wholesale basis. In the broadband market other types of broadband access are not very significant, however, cable television service providers can be the Company's main competitors.

        Matáv had more than 100,000 connected ADSL lines as of the end of December 2003.

        To reach this goal Matáv had various campaigns during 2003:

  •
  New wholesale offerings in March (including increased speed, 512k/128k and competitive ADSL+IP bundle);

  •
  Promotion for ISPs to meet individual sales targets;

  •
  Launch of retail (Matáv) ADSL packages;

  •
  "Small municipalities program" (involvement of customers in ADSL coverage enhancement);

  •
  ADSL image umbrella, benefit communication; and

  •
  ADSL year-end sales campaign.

        Developing a new image of fixed line telephony by developing customized solutions for each segment and identifying business development alternatives

        Segmentation at Residential Lines of Business ("T-LoB").    In addition to the residential segment, T-LoB defined micro-, small- and medium-sized enterprise customer bases. For these segments, targeted, cost effective product developments and communication methods were executed. In 2003, several segment specific programs were launched:

  •
  Matáv Discount Coupons can be used to reduce the bill, either in a lump sum or on a regular basis with the coupon's value. Its virtual form offers a flexible, mass discounting option for large Matáv customers. Its physical form may be handed over to customers and it may be converted into a one time discount per card (with further upgrade for multiple discounts);

  •
  Prepaid Internet access is a cheap Internet product without the telephone- and Internet monthly fee. It is targeted primarily for those customers who only maintain their lines for availability yet generate more than 6 hours per month of on-line usage;

  •
  Co-branded credit card (RUBIN) is a credit card, calling card and direct debit card for telephone bills in one. It aims to increase the perceived value of the fixed line with the ease to get credit. It also serves as a calling card with tariffs same as the ones in the subscribed package of the cardholder; and

  •
  Residence parks equipped with telephone lines, in which only subscription is necessary to get telephony services.

        Segmentation at Business Lines of Business ("B-LoB"). The business customer base served by B-LoB (Top 5400) comprises large and mid-size corporate customers. The two customer groups demand different services due to their market and corporate features.

        The Top 400 customer base is more difficult to approach as the market of these companies is saturated, consequently they are not likely to change their existing infrastructure. They keep contact with typically large international and domestic system integrators. These market conditions dictate direct sales for Top 400 with regards to Matáv products and in case of solutions co-operation is necessary with system integrator partners. Therefore, Matáv Rt. can best serve this segment by being a subcontractor to large system integrators.

        In the Top 5000 customer base it is the Company's aim to improve the efficiency of direct sales as the telecommunications and Information Technology ("IT") demands of these customers can less and less be satisfied with mass products. The market trends of the recent year reflect that these customers would like to find solutions for more and more complex problems they meet in their business processes with the combined help of these two areas. To meet this demand, the B-LoB marketing organization developed integrated business solutions from existing Matáv telecommunications products and services as well as from the products of selected IT partners. As a part of this work, Matáv endeavored to get to know the business processes of the customer base as deep as possible to be able to develop real solution for their demand, in which IT and telecommunications technologies are combined. Matáv concluded partnership strategic contracts with leading IT companies, such as Albacomp, Avaya, Cisco Systems, HP, IBM and Microsoft, whose products are also elements of the Matáv solutions.

        The tailor-made individual solutions ensure several advantages to the customers: a single contract, one stop shopping, foreseeable and lower costs, high quality, continuous support and development as well as customized invoicing.

        In the second half of 2003, the following solutions were developed:

  •
  Remote access solution.  Remote access or tele-work in the global market has become a business strategy and a power, which reorganizes the workplace, and its launch and adoption may mean competitive advantage and increased efficiency. The solution makes it possible that the corporate or public institution IT users can access their centrally stored working documents from home and modify them via electronic correspondence or even through the Internet. In case of remote access, security is a key issue, as the corporate data assets must not be accessible to unauthorized third parties. All elements of the Matáv solution offered were developed and selected with security as high priority.

  •
  Customer care solution package.  The customer care solution package is primarily offered to service providers with a large customer base. Certain elements of the modular package ensure the better use of workforce and improve the quality of customer relations. Developing the complex system may take place in several steps and it is also possible to use a lease construction launch. The solution also includes generic telecommunications products in addition to special call center products.

  •
  Security technology solution.  Matáv's security technology solution allows for the launch of security systems operating on data communications networks, which help to reduce the risk of crimes and natural disasters. The application of security technology equipment was not only required by law, but also makes the object a more comfortable and secure place for the users of the building, since the events taking place may be monitored and in many cases emergencies may be prevented.

  •
  Shared Internet solution.  The Shared Internet solution supplements the intelligent building elements offered by Matáv - such as the computer and telephone networks, fire alarm, entry system, video surveillance system, the possibility of amplifying and video conference - with a broadband Internet connection, which is primarily useful for the real estate maintenance and leases. This solution enables the building maintenance staff to share the Internet connection with a suitable device among the lessees and similarly to a voice service - by creating added value - they can offer a higher quality, more sophisticated service portfolio to their existing and future customers.

  •
  Hotel solution.  With the development of the complex hotel solution package, Matáv's objective was to assist its customers operating in the hotel industry to find their way in the various technologies and ever increasing number of info-communications solutions. The applications offered by the developed service package view the hotel as a complex unit, offering solutions to almost any problem that may arise.

  •
  Business solutions for commercial chains.  The effective commercial activity is based on the detailed development and co-ordination of the sales process elements, on the evaluation of the emerging information as well as its further utilization. For all of this, efficient info-communications solutions are essential. By integrating its own expertise with its partners such as Albacomp, HP, IBM, Microsoft and Avaya, Matáv created a solution package for commercial chains.

        Realizing that the telecommunications and IT needs of this customer group increasingly call for standardized management and service, Matáv offers them integrated telecommunications solutions, which fully meet their variable needs. For the successful sales of these solutions, the Company must be aware of the corporate processes and business characteristics of its small and medium size enterprise ("SME") customers. Therefore, in order to provide high quality service to the customers, Matáv places a strong emphasis on the segmentation of the customer base by industrial branches. In line with this, Matáv aims to develop an organizational structure, which ensures the effective information gathering on customers as well as the fulfillment of their individual, integrated telecommunications requirements. In the sales organization, besides the region-based distribution, the sector-based distribution received a more marked role and as a result, the service of the customers is now carried out in teams. For the fulfillment of individual needs, Matáv bundles such solution packages from its existing product portfolio and by using the products of its partner companies, which allow for the high quality service of both the telecommunications and IT needs of the SME customers.

        Matáv T-LoB has seven retail sales channels to ensure total market coverage for more than its two million residential and business customers.

        The countrywide agent and dealer network with 200 agents and 100 value added resellers provide proactive sales of the product and service portfolio of Matáv and its ISP subsidiary, Axelero in the residential and SME markets. The Matáv dealer network also provides tailor-made services and can offer complete telecommunications solutions (e.g. voice, data, PBX, router) to business customers. In 2003, the indirect sales channels reached remarkable results in data communications products and services (DSL, Flex-com, IP) sales.

        The Matáv Pont retail network reaches all Matáv areas in Hungary and we have opened customer contact points in the LTO areas as well. Not only the Matáv services are available in the most important retail network of Matáv, but all services of the Matáv Group, including all types of Axelero Internet access, Westel mobile prepaid pricing plans and cable TV services of Matáv KábelTV.

        Matáv served 1.3 million customers in 2003 through its retail shops. Customer satisfaction measured in Matáv Pont shops is highest within Matáv. Matáv also has 55 Matáv Pont Franchise Network that help in retail distribution.

        TeleSales activity increased within retail sales channels and has the key role in the sales of several Matáv pricing plans. The revenue generated by this channel substantially increased in 2003.

        The Internet store of Matáv, ePont, showed remarkable results in 2003. The number of visitors increased by 360 percent, and the number of service orders increased by 320 percent. These figures indicate that the customers show an increasing interest in using on-line product sales channels.

        In the highly competitive SME segment Matáv T-LoB has launched a new sales channel focusing on sales projects. The target of the team is to empower the Company's sales efficiency in these markets or industrial micro segments where competition is higher, or more business opportunities could be profitably realized.

        The pro-active approach has been commenced in four main fields:

  •
  residential parks' projects;

  •
  Audiotex/Audiofix sales for media production companies;

  •
  acquisitions in other service providers' markets; and

  •
  reacquisitioning already lost customers.

Competition

        Despite the high expectations related to market liberalization, the Hungarian telecommunications market did not see the development of intense competition. Even though alternative carriers emerged, Matáv managed to retain its leading role in the voice services market. The largest competitors, Pannon and Invitel (formerly known as Vivendi), operate in the mobile and fixed segments, respectively, lacking the potential to cover the entire telecommunications value chain and realize cross-segment synergies. Matáv is the only integrated service provider in the market.

Domestic and International Fixed Line Telecommunications Services

        Until the end of 2002, the Company's fixed line operations were subject to indirect competition from mobile telecommunications providers. In addition, following full liberalization of fixed line voice telephony, a variety of market entrants providing public fixed voice telephony service, either by interconnecting with Matáv's network or via their own infrastructure, could begin to compete. Existing and potential service providers include other LTOs, operators of existing alternative networks, such as public utilities, railways and mobile telecommunications providers and global alliances of international telecommunications providers.

        In 2003, the mobile carriers remained to be Matáv Rt.'s key competitors relating to domestic calls. LTOs and alternative service providers concentrate their offers on the business customers in the areas of long distance and international calls. Due to their less developed network and their lower margin Matáv could successfully keep its leading position in domestic telephony and had 78.6 percent market share in terms of access lines in Hungary as of December 31, 2003. Alternatives are present in the residential market as well with prepaid calling cards used for IP telephony, but Matáv currently faces strong competition in international long distance services.

        In the geographic service areas of Matáv three carriers (Invitel, PanTel and BT) offered preselection and call-by-call services in 2003 and they were able to take some of Matáv's customers. Matáv also offers similar packages and is successful in attracting new customers from LTO areas. In 2004, with the introduction of number portability, competition will be even stronger. As customers will be allowed to retain their phone numbers, it will provide a good opportunity for Matáv to gain additional market share, but at the same time it will present a threat of losing existing customers.

Leased Lines and Data Transmission Services

        In the continuously expanding Hungarian leased line and data transmission market, Matáv retained its leading role in 2003. Its key competitors are the alternative telecommunications carriers (GTS-Datanet, PanTel), that offer products and services primarily based on fixed line and microwave leased line technologies. The data transmission market also featured other, cheaper technologies, such as IP, driven by the technological development and by the possibility to replace leased lines with various DSL technologies.

        The Internet market in Hungary is dominated by a few large ISPs, although several dozen Internet providers are registered in the market. In 2003, the main trend in the Internet market was the rapid growth of broadband services. The number of broadband Internet access increased by nearly 200 percent as compared to 2002 and at Axelero, every fifth Internet access is via ADSL. In the Internet market, Axelero, Matáv's fully owned subsidiary, is the market leader with an estimated 44 percent market share based on the number of dial-up subscribers. Its key competitors are the Internet affiliates of the alternative telecommunications service providers and UPC, the company offering broadband access via cable television.

Mobile Telecommunications Services

        The Hungarian mobile telecommunications market is characterized by intense competition driven not just by new services and attractive prices, but marketing as well. In 2003, competition was stronger than ever in the mobile telecommunications market, which was characterized by new services, lower tariffs and aggressive marketing campaigns. The two competitors of Westel are Pannon and Vodafone in the Hungarian mobile communications market. Data transmission services and content services are playing an increasingly important role in the carrier offerings. In 2003, the mobile penetration rate further increased, reaching 78.5 percent by the end of the year. Westel continues to be the largest service provider in the mobile telecommunications market. Despite aggressive competition, Westel could retain its market leading position with a 47.4 percent market share based on the number of subscriptions.

International segment

        MakTel is the sole fixed line service provider in Macedonia. Its exclusive rights in fixed line telecommunications services will expire in December 2004. MobiMak was the sole mobile operator in Macedonia until June 2003, when Cosmofon entered the market. As of December 31, 2003, MobiMak had an estimated 86 percent market share in the mobile telecommunications market in Macedonia.

Dependence on Patents, Licenses, Customers, Industrial, Commercial and Financial Contracts

        We do not believe that Matáv is dependent on any patent or other intellectual property right, on any individual third party customer or on any industrial, commercial or financial contract. Similar to other fixed line and mobile operators, Matáv requires telecommunications licenses from the governments of Hungary and Macedonia, the two countries in which it operates.

REGULATION AND PRICING

Development of the Telecommunications Regulatory Regime in Hungary

        The regulatory regime governing telecommunications services in Hungary has been substantially revised since 1990, when the former state postal, telephone and telegraph authority, Magyar Posta, was divided into three distinct operations. Act LXXII of 1992 on Telecommunications, as amended (the "Telecommunications Act"), established the general regulatory framework for the Hungarian telecommunications sector. The Telecommunications Act provided for the promulgation of additional decrees by the Hungarian government and the Ministry. The concession telecommunications market was also governed by other legislation that is not specific to telecommunications, including, among others, Act XVI of 1991 on Concessions, as amended (the "Concessions Act"), Act LXXXVII of 1990 on Pricing, as amended (the "Pricing Act"), and Act LVII of 1996 on the Prohibition of Unfair and Restrictive Market Practice (the "Competition Act").

        In 1993, the Minister divided Hungary into 54 local primary geographic areas ("Local Primary Areas") for local public fixed line voice telephony service. In August 1993, the Minister issued an international tender for the right to provide international and domestic long distance telephone services throughout Hungary and to provide local public fixed line voice telephony services in 29 of the 54 Local Primary Areas, including Budapest. The Minister selected MagyarCom, Matáv's parent holding company, as the winning bidder in the tender.

        MagyarCom then assigned certain of its rights to Matáv. On December 22, 1993, Matáv entered into the Concession Contract with the Minister. The Concession Contract gave Matáv the exclusive right to provide domestic long distance and international public fixed line voice telephony services throughout Hungary and local public fixed line voice telephony services in 29 Local Primary Areas for a term of eight years ending December 22, 2001.

        In September 1993, the Minister issued a second competitive tender for the exclusive right to provide local public fixed line voice telephony services in the remaining 25 of the 54 Local Primary Areas. Matáv obtained the right to provide services directly in seven of those areas by being the successful bidder in respect of five areas and the default provider in two areas where there was no successful bidder. Matáv also obtained the right to provide services indirectly in an additional three areas through joint ventures. With respect to the five areas where it was the successful bidder, Matáv's rights are governed by separate concession contracts. Rights to service the remaining 15 areas were distributed among 12 local telephone operators.

        In 2000, the government disintegrated the Ministry of Transport, Telecommunications and Water Management in order to establish the Ministry of Transport and Water Management and the Telecommunications Government Commissioner's Office, which was a part of the Prime Minister's Office and bear sole responsibility for all matters related to telecommunications. The rights of the Prime Minister Office were transferred as of May 27, 2002 to the Ministry of Informatics and Communications.

        The regulation of the Hungarian telecommunications market was fundamentally changed on December 23, 2001 when the Act on Communications came into force. The Act on Communications superseded the Telecommunications Act on December 23, 2001. The Act on Communications provided the main legal framework for the Hungarian liberalized telecommunications market until the end of 2003, and it provided for the promulgation of additional (governmental and ministerial) decrees.

        On January 28, 2002, the Minister and Matáv concluded the Contract on Universal Service Provision. According to this contract, the national concession was terminated on January 31, 2002, while in the five local areas (Debrecen, Nyíregyháza, Szentendre, Székesfehérvár and Szolnok) the local concessions terminated on May 24, 2002.

        Limited amount of competition that resulted from the Act on Communications and harmonization of Hungarian law to EU standards required by the accession of Hungary to EU made the modification of the regulatory regime governing telecommunications sector necessary. Act C of 2003 on Electronic Communications, the latest regulations on the telecommunications sector, came into effect on January 1, 2004 and Act on Communications was superseded at the same time. In line with the authorization of Act C of 2003 on Electronic Communications, several executive decrees (government and ministry decrees) have been and will be issued as well.

The Act on Electronic Communications and the Contract on Universal Service Provision

        Act on Electronic Communications was approved by the Parliament on November 24, 2003 and came into effect on January 1, 2004. The main goals of the new act are:

•
to further improve the electronic communications infrastructure of the information society;

•
to provide consumers with reliable and safe electronic communications services of proper quality at the lowest possible prices;

•
to promote efficient competition in the electronic communications market regardless of the technology applied; and

•
to comply with the legislation of the European Community.

        Set forth below is a brief summary of certain provisions of the Act on Electronic Communications.

        The Act on Electronic Communications has fundamentally changed the authority structure of the liberalized telecommunications market. The National Communications Authority ("NCA") is the supreme supervisory body.

        The tasks of the NCA are:

•
to facilitate the smooth and successful operation and development of the electronic telecommunications market;

•
to protect the interests of the entities both performing and using electronic communications activities;

•
to promote the establishment and maintenance of fair and efficient competition in the electronic communications industry; and

•
to supervise compliance by the organizations and persons performing electronic communications activities with the provisions of the law.

        The two organisational units of the NCA are the Board of the National Communications Authority ("Board") and the Office of the National Communications Authority ("Office"). The Board has seven members. The member to chair the Board is appointed by the Prime Minister for five years upon recommendation from the Minister. The Minister appoints the other six members of the Board for five years upon recommendation by a technical nominating body, constituted of members invited by the Minister.

        The tasks of the Board are to:

•
perform the management of the NCA;

•
be responsible for the implementation of the provisions of legislation and government decisions concerning electronic communications;

•
make proposals for modifying electronic communications law;

•
stipulate the affected markets in accordance with the provisions of the Act;

•
identify market players with significant market power;

•
specify the obligations of market players with significant market power;

•
act if the rules of electronic communications are violated, and in the case of procedures initiated in connection with disputes concerning the execution of contracts; and

•
act in cases of price squeezing of network services.

        The Office provides technical support to the Board and its members for the performance of the Board's functions. The Office acts in the name of the NCA concerning the matters specified in the Act on Electronic Communications, and handles the functions assigned to it by law or by the chairman of the Board.

        Among others, the Office

•
oversees the designated inspection, verification and certification bodies;

•
acts as the technical authority for electronic communications;

•
handles the tasks concerning the management of the Universal Electronic Communications Support Fund as stipulated under the provisions of law;

•
performs other functions defined under the provisions of law;

•
is responsible for acting with regard to:

•
the notification of electronic communications services;

•
official matters concerning civilian frequency management;

•
the management of identifiers;

•
the maintenance of statutory records prescribed by law;

•
the elimination of interference;

•
market surveillance;

•
the utilization of real estate;

•
licensing electronic communications facilities; and

•
the supervision of construction works;

        The NCA has a close cooperation with the Competition Office and the General Inspectorate for Consumer Protection. One member of the NCA is the representative of the consumer's rights in the telecommunications sector. He serves as the controller over the assertion of the consumers' rights. Beside the NCA, Permanent Court of Arbitration for Communications ("CAC") was also established.

        Universal Service.    According to the Act on Electronic Communications, universal services are basic communications services that should be available to all customers at an affordable price. Universal services include access to fixed line voice telephony services of regulated minimum quality enabling access to Internet services at a regulated minimum speed, a regulated density of public payphones, a public register of subscribers, national domestic inquiry service as well as cost-free call-barring and emergency calls. Access to voice services at an affordable price is guaranteed partly through the selection of universal service providers (the Minister shall appoint the most efficient service provider) and partly by introducing a subsidy granted to disabled or low-income users from the state budget. A ministerial decree is under construction to provide detailed instructions on procedure of the appointment.

        According to Article 15 of Decree 29/1997 (XII. 20.) KHVM, the service provider is obliged to certify and attest that it meets the quality requirements set out in the obligatory standards described in separate laws, authority licenses and type certificates in addition to those standards that are undertaken in the business rules or contractual conditions of the company. Matáv Rt. was granted the certificate first on August 27, 2001 for its concession telephony services. During the autumn of 2002, Matáv Rt. had Mátrix Kft. to certify its universal and publicly available telecommunications services as well. The certifying organization issued the certificate on the Company's compliance on December 16, 2002. This certificate is valid until November 10, 2005 with ongoing reviews every six months. Matáv confirmed its qualifications on all audits. (A new separate ministerial decree will regulate the quality of universal services.)

        Universal service providers are entitled to compensation for their net avoidable costs, except for the costs incurred from discount pricing plans offered to residential subscribers. A separate Ministerial Decree will determine the detailed rules applicable to calculate the net avoidable costs. The compensation will be available for universal service providers from the Universal Electronic Communications Support Fund.

        Matáv became a universal service provider as a consequence of the universal service contract that had been concluded between Matáv and the Minister on January 28, 2002. Matáv's Fixed Lines Concession Contracts have been superseded by the Contract on Universal Service Provision, in such a way that the national concession (which included the international and domestic long distance as well as the local concessions) in 31 primary areas was terminated on January 31, 2002, while the local concessions in the remaining five concession areas were terminated on May 24, 2002. In the Contract on Universal Service Provision the Minister acknowledged that Matáv Rt. fully complied with all of its obligations during the concession period.

        The concession fee was duly paid by the Company regarding the first month of 2002 for the nationwide concession and regarding the period until May 24 for the five primary areas. The Minister has no outstanding claims against the Company. Upon the termination of its concession contract in its three primary areas on November 1, 2002, Matáv's subsidiary, Emitel also concluded the contract on universal service provision with the Minister.

        Based on the new regulation included in the Act on Electronic Communications applying to universal services, the Minister of Communications can appoint the most efficient bidder(s) as universal service provider(s). Matáv expects to continue providing universal services at its present service area. In this case Matáv's universal service contract will have to be modified by July 1, 2004.

        Subscriber Contracts.    The service providers must prepare both general terms and conditions and subscriber contracts to be entered into with the subscribers. The Act on Electronic Communications contains the general rules of agreements between subscribers and telecommunications service providers for telecommunications services. The ministerial Decree 16/2003 (XII.27.) on "Telecommunications Subscriber Contract" contains other important rules of subscribers' contracts. In the subscriber contract, the parties can rephrase the provisions of the Act on Electronic Communications only if they are more favorable to the subscribers. The service providers already operating in the market were obliged to amend their existing general terms and conditions and subscribers contracts in accordance with the Act on Electronic Communications and ministerial Decree 16/2003 (XII.27.)

        The general terms and conditions must contain, among other things, the process of concluding and amending subscribers contracts, the quality of the telecommunications service, the conditions for restriction of the service, the fault-repair service and the method for handling subscriber complaints. The individual subscriber contract must contain the personal data of the subscriber.

        Significant Market Power Regulation.    According to the Act on Electronic Communications all service providers that were designated as an SMP in 2003 remain to be SMPs in the interim period until the first market analysis and SMP designation to be performed under the EU standards, which are required to take place by September 1, 2004. These service providers are required to comply with regulations prescribed for the interim period by the Act on Electronic Communications and the related executive decrees. Until the end of the interim period the Board will determine the markets, analyze these markets, designate the SMPs on each market and impose certain obligations on each SMP. Obligations of SMP operators may include transparency, equal treatment, accounting separation, publishing reference offers for interconnection, access and bundling services (which must be offered on cost-based prices). Matáv has been designated as an SMP on the telephony and leased lines market by the regulator at the end of 2003. In the first quarter of 2004, the NCA requested the service providers to provide extensive operating data for market assessment and identification of operators to be given an SMP status. Although Matáv is submitting the requested information in several phases, the Company considers that this request had no legal basis and initiated a court procedure to challenge this request.

        Retail Prices.    According to the Act on Electronic Communications, the Minister acting in agreement with the Minister of Finance is responsible for regulating maximum tariffs for universal services. Tariff regulation in Hungary is currently based on the price-cap method.

        Matáv's regulated access prices currently include an access deficit, i.e., Matáv's subscription fees do not cover the costs of access. According to the Pricing Act and the relating ministerial decrees (3/2002 (I.21.) MeHVM and 4/2002 (I.26.) MeHVM), the access deficit should be eliminated. Decree 3/2002 (I.21.) MeHVM deals with the access deficit problem by allowing an annual increase in subscription fees of universal pricing plans above annual inflation rate.

        Local Loop and Bit-stream Unbundling.    According to the Act on Electronic Communications and Government Decree 277/2003. (XII.24) on "The detailed rules of procedures related to the reference offers and networking contracts", designated SMP operators in the relevant market of the unbundled access or broadband access are obliged to unbundle local loops and prepare reference offers for unbundled local loops (whether fully or partially unbundled) and bit-stream access and to provide these services when there is a request for them by other telecommunications service providers.

        The SMPs may refuse the offer for unbundling if:

•
there are technical barriers; and

•
providing access to the local loop or bit-stream access would endanger the unity of the SMPs' network.

        An SMP does not have to grant access to the local loops if any of the subscribers who have entered a pre-agreement with the intended new service provider has outstanding debts towards the SMP on the date on which it would be obliged to grant physical access.

        The cost base for the price of these services has to be calculated using Fully Distributed Costs ("FDC"). Fully Allocated Costs ("FAC") methodology could be used until December 31, 2002, then LRIC was applicable until December 31, 2003. Requirements for the costing of these services are determined by Ministerial Decree 18/2003 (XII.27.).

        The SMPs must prepare reference offer for the unbundling of the local loops and bit-stream unbundling in which they must regulate those matters listed in the Government Decree 277/2003 (XII.24.). The reference offer forms the basis of the agreements to be concluded with other service providers. The reference offer of each SMP must be approved by the Board, which keeps a public, open register.

        Interconnection.    According to the Act on Electronic Communications and Government Decree 277/2003 (XII. 24), SMPs are obliged to prepare reference offers for interconnection and to provide these services upon the reference offer when there is a request for them by other telecommunications service providers.

        According to the Government Decree 277/2003 (XII. 24), the SMPs are obliged to enter into agreements for access to their networks on the basis of an offer put forward by another service provider. If the provider is obliged to prepare a reference interconnection offer, such as Matáv, this offer must be in line with the reference offer. The NCA has the competence to arbitrate in dispute cases and may establish provisional arrangements between the parties. The reference offer of the SMPs must be approved by the NCA.

        Carrier Selection.    According to the Act on Electronic Communications voice telephony customers have the right to select different service providers for each call directions including Internet calls by dialing a pre-selected number or by using a call-by-call pre-fixed number. The requirements for carrier selection are an interconnection agreement between the affected service providers, a carrier selection number and the connection of the calls to the desired end user. Detailed regulation was released in Government Decree 73/2004 (IV. 15) in April 2004.

        Number Portability.    Fixed line telecommunications service providers are obliged under the law to provide number portability on their networks starting January 1, 2004, and to allow subscribers to change service providers without changing their telephone numbers in the same geographic location. In addition, starting May 1, 2004, non-geographic and mobile number portability have been implemented. Details are regulated in Government Decree 46/2004. (III.18.) Regulations and technical solution for the geographic number portability (query on release based on a central database) are in line with the EU standards. Ministerial Decree 10/2004 (IV.22.) regulating the co-operation between the Central Reference Database and the service providers came into effect on May 1, 2004. As declared in the regulation, in case of geographic relocation the number can be retained upon request of the customer.

        Telecommunications Service Licensing Requirements.    According to the Act on Electronic Communications, the provision of communications services shall be notified to the Communications Regional Office for registration 30 days before service commencement.

        All communications service providers that have obtained the right to provide communications services pursuant to license or notification before the Act on Electronic Communications entered into force may pursue such activity according to such right.

        Licensing and Allocation of Frequencies.    With the exception of a program receiver device, radio equipment, radio stations and radio communication networks may be operated with a radio license. A radio license may be issued exclusively on the basis of a valid frequency assignment license, with the exception of cases specified by law. Radio equipment, radio stations, radio networks and radio communications systems may be installed with a frequency assignment license, with the exception of cases specified by law. A regular fee specified by law shall be paid for the reservation and authorized use of the frequencies assigned for civil purposes, reservation of identifiers and use of the assigned identifiers.

        Matáv Rt. pays a frequency license fee on the basis of Decree 6/1997 (IV.22) KHVM on "Frequency Reservation and Usage Fee" and Government Decree 120/1998 (VI.17.) on "Rules of Payment of Frequency Reservation and Usage Fee". Additional rules applying to Matáv include Government Decree 284/2002 (XII.21.) on "Specification of the National Frequency Allocation Table" and Government Decree 11/2003 (I.30.) on "Rules of the Auction and Tender to Obtain the Frequency Usage License".

        Matáv Rt. pays a number usage fee for those call numbers that are used by the Company, according to Decree 19/2001 (X.31.) MeHVM on "Fees of Engaging the Number and Address Fields Necessary for the Provision of Public Telephony Services".

        Frequency assignments must conform to the National Frequency Range Distribution Chart, which lays out the entire spectrum and the purpose and availability of frequency bands. Matáv's frequencies are generally valid for periods of one to five years. The frequency assignment for the Radio Local Loop system ("RLL") was valid through November 2003. According to the contract concluded with the Ministry on November 4, 2003, Matáv has already finished the replacement of RLLs.

        If a telecommunications service provider wishes to provide services that require a frequency assignment and appropriate frequencies are available, the NCA must hold a public auction or drawing. A public auction is held if the number of available frequencies is not sufficient to satisfy all requests. A drawing is held if the number of available frequencies is sufficient to satisfy requests but the frequencies have differing qualitative characteristics.

        The state announced a tender for the 3.5 GHz frequency, where Matáv's bid was among the winners. The frequency is used for the provision of new telecommunications services.

        Rights of Way.    According to the Act on Electronic Communications, communications service providers are entitled upon prior notification of the owner to install telecommunications equipment on private property and to enter private property where communications facilities (equipment, cables, antennas) are located for maintenance and fault elimination purposes. The public telecommunications service provider has to enter into a contract with the property owner setting forth the conditions for the common use of the property. Owners of real property are also obliged to remove obstructions to public telecommunications networks. Owners of real property have the right to claim compensation for the nuisance suffered as a result of entry onto their property.

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

Mobile Concession Contracts

        Hungary was the first country in Central and Eastern Europe to introduce public mobile telecommunications services. Westel 0660 began providing analog mobile radiotelephone service in

October 1990 with an exclusive license and in 1994 entered into an exclusive concession contract with the Minister. In 1993, the Minister awarded two concessions to provide nationwide cellular telephone services using the digital GSM 900 standard: one to Westel and the other to Pannon.

        In March 2000, Deutsche Telekom finalized the purchase of MediaOne's interests in mobile operations in Central and Eastern Europe including MediaOne International B.V. which owned 49 percent of Westel and 49 percent of Westel 0660. At the same time the Company was granted an option to purchase the 49 percent holdings in Westel and Westel 0660 from Deutsche Telekom during the fifteen-month period ending September 2001. On December 21, 2001 the Company became a 100 percent owner of both Westel and Westel 0660. The final purchase price included HUF 226,750 million (EUR 920 million), paid in December 2001, financed by a loan from DT, plus HUF 11,515 million paid in 2002, equal to 49 percent of the amount of dividends declared by Westel for the year 2001.

Westel

        Under the Concession Contract, dated November 4, 1993, as amended (the "900 Concession Contract"), between the Minister and Westel, Westel has the right for 15 years from that date to provide public GSM mobile telephony services. Westel is authorized to provide GSM service in the 906 to 914 and 951 to 959 MHz frequency ranges in Hungary.

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

        Westel, simultaneously with Pannon, started commercial operation in the 1800 MHz band on November 16, 2000. Upon request by Vodafone, the national roaming agreement between Westel and Vodafone was terminated effective November 30, 2000, whereby Westel was released from the obligation to provide Vodafone with domestic roaming services on a nationwide basis. Effective December 6, 2002 Pannon terminated its national roaming agreement with Vodafone. As Vodafone had no remedy available against such a unilateral decision, it was forced to speed up its network roll-out campaign to close the coverage gap vis-a-vis its competitors.

        By virtue of the amendment to the Concession Contract in 1999, by the end of 2003, the three digital mobile telecommunications service providers should have had the same spectrum resources allocated to them both on the 900 and the 1800 MHz bands. This condition has not been met, but the Ministry has taken steps to remedy the situation.

        Westel was required to pay a HUF 11 billion concession fee, adjusted for changes in the HUF/USD exchange rate. The first installment of the concession fee, HUF 2,750 million was paid eight days after the modification of the 900 Concession Contract (November 1999). The second installment of HUF 2,750 million, adjusted for changes in the HUF/USD exchange rate, was paid eight days after the commencement of 1800 MHz service (November 16, 2000). The third installment of HUF 1,830 million, adjusted for the changes in the HUF/USD exchange rate, was paid on November 30, 2002. The last installment of the concession fee, HUF 3,670 million, adjusted for the changes in the HUF/USD exchange rate was paid on December 31, 2003. Westel also pays an annual concession fee of USD one million since the commencement of the 1800 MHz service.

        Frequency Fees.    In accordance with the 900 Concession Contract, the frequency fee payable to the Ministry consists of two parts: a frequency reservation fee and a frequency usage fee. Westel must pay the Hungarian government a frequency reservation fee of HUF 256 million per year for the nationwide reservation of one 8 MHz duplex frequency band (40 GSM duplex radio channel) in respect of the 900 MHz frequency band. This fee decreases in proportion to the percentage of the nationwide coverage of the service. Westel must also pay a frequency usage fee of HUF 200,000 per year for each GSM duplex channel and base station with a radio license. Pursuant to a new regulatory decree passed in December 2002, the former payment obligation, in respect of the frequency reservation fee, has been revoked. Westel also had frequency fee payment obligations for channels allocated in the 1800 MHz band. In 2003, based on a fairly complex calculation methodology set out in the Concession Contract, Westel paid HUF 90 million for the right to use the 9 MHz frequency band, plus HUF 130 million for the actual use of channels within that band. Both amounts were adjusted for the changes in the HUF/USD exchange rate. In total, in 2003, Westel paid a HUF 2,978 million frequency usage fee for all frequency usage in both the 900 and the 1800 MHz bands, adjusted for the changes in the HUF/USD exchange rate.

        Tariffs.    Commencing January 1, 1998, Westel's subscriber charges ceased to be regulated under the Pricing Act or ministerial decree and consequently ceased to be subject to the previously applicable price-cap regime.

        Roaming Agreements.    Westel may sign roaming agreements with other public mobile telecommunications service operators outside of Hungary in accordance with the rules of the GSM Association, an association of GSM operators and associated members.

        Interconnection.    If Westel receives a request for interconnection (to provide either network access or network interconnection) from another telecommunications operator, it is required under the Act on Electronic Communications and Government Decree 277/2003 (XII.24.) to enter into a contract, provided that such request is justified on both technical and economic grounds and the meeting of such request is not rendered impossible due to a scarce resource. Under the new regulatory regime, in accordance with the EU New Regulatory Framework, the obligation is imposed not by the law, but through the decision of the regulatory authority.

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

        The court of first instance put a staying order on the execution of the SMP decision with respect to Pannon but this order was appealed successfully by the CAC. Pannon appealed that decision and the Supreme Court required the court of first instance to start a new proceeding, which is currently in progress. Westel intervened in the case on the side of the NRA.

        Westel was obligated to decrease its fixed-to-mobile termination charges by 10 percent, effective September 1, 2003, while Pannon was not under the same legal obligation, due to the decision of the court of first instance. This resulted in an asymmetrical situation as regards call termination charges. However, Pannon later chose to follow Westel on its own initiative and introduced a lower, five percent decrease in its mobile termination charges, effective October 1, 2003. Westel challenged in court the decision of the CAC setting out the obligation to decrease its interconnection tariffs.

        In November 2003, the Supreme Court upheld the decision of the CAC in the Pannon case and ordered the telecommunications authority to re-launch the entire market analysis and SMP-designation procedure. As a result of this new proceeding closed in November 2003, both Westel and Pannon have been again designated as an SMP in the national interconnection market. Pannon challenged that decision in court and Westel has intervened in the case on the side of the CAC. Pursuant to the decision, Westel filed its LRIC model and the associated cost, while Pannon failed, in the first instance, to do so. As a consequence, the CAC imposed a significant fine on Pannon. Notwithstanding the fact that Pannon sought a judiciary review of this decision, it submitted subsequently its LRIC model and cost data.

        Market assessment and SMP designation process.    Pursuant to the provisions of the Act on Electronic Communications, the regulator launched, by issuing an order in March 2004, a new market assessment and analysis procedure with the aim of identifying operators having an SMP status in the defined markets. Westel submitted the required information by the April 5, 2004 deadline, however its response does not include certain data that Westel considered irrelevant for the purpose of market assessment or being excessive for the regulatory goal. The NCA is expected to complete the market analysis by September 2004 and advise the EU Commission of the proposed remedies to be applicable to the operators with SMP status. In line with the EU principles, it is expected that all three GMS mobile operators in Hungary will be identified operators with SMP status in the national interconnection market and will likely to be subject to the same regulatory obligations thereafter.

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

        Termination.    The Minister has notified Westel that for the years 2001 and 2002 it had met its concession obligations. Westel also met its concession obligations for 2003, for which notification from the Minister is expected in the autumn of 2004. If an event of default occurs under the 900 Concession Contract, the Minister may issue a cure notice to Westel. Westel would then have 90 days to agree with the Minister on a plan of action for curing the default. If Westel does not reach an agreement with the Minister or if Westel does not cure any such default within an agreed period of between three to six months, the Minister may issue a notice terminating the 900 Concession Contract. Upon termination of the 900 Concession Contract, Westel would be dissolved under the Concessions Act.

Westel 0660

        Pursuant to the concession contract, dated June 24, 1994 (the "0660 Concession Contract"), between the Minister and Westel 0660, Westel 0660 had the right for 15 years from October 15, 1990 to provide public NMT 0660 mobile telephony services in the 450 to 470 MHz frequency range in Hungary. On June 30, 2003 Westel 0660 terminated the provision of analog cellular telecommunications services and was merged into Westel on November 30, 2003.

Competition Law Restrictions

        Similarly to the Concession Contract, the Act on Electronic Communications and the Contract on Universal Service Provision in line with the Competition Act prohibit Matáv from the abuse of its dominant position in the market for public voice telephone services.

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

        According to the Act on Electronic Communications and the Competition Act, the service provider with SMP status shall provide services to other telecommunications service providers being in the same position on the same commercial terms, and these terms may not be less favorable than those offered to other service providers controlled by it or controlling it.

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

EU Association Agreement and European Directives

        In December 1991, Hungary signed an association agreement (the "Association Agreement") with the members of the European Union. The Association Agreement was enacted into law in Hungary on January 4, 1994, and in April of that year Hungary applied for full membership in the European Union. On July 17, 1997, the European Commission recommended that Hungary be named as one of six countries then invited to begin negotiations for membership.

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

        European institutions have enacted numerous directives providing for an open and seamless telecommunications market within and among EU member states through liberalization and harmonization of member states' laws. The seminal liberalization directive was adopted on June 28, 1990. It provided for the progressive liberalization of telecommunications services other than voice telephony, mobile telecommunications, telex and satellite communications. Other directives were thereafter adopted to liberalize satellite telecommunications services other than public fixed line voice services in October 1994, services provided over cable television networks in October 1995 and mobile services in January 1996. To complete the liberalization process, a March 13, 1996 directive (1) required the full liberalization, as of July 1, 1996, of the use of alternative infrastructures, such as telecommunications infrastructures of railways, for the provision of all telecommunications services other than voice telephony and (2) provided for complete liberalization of voice telephony and the provision of public telecommunications infrastructure as of January 1, 1998.

The EU New Regulatory Framework ("NRF") and its implementation into Hungarian Telecommunications Law

        Hungary joined the European Union on May 1, 2004 and became a member state without transitional provisions. Matáv, however, believes it is important to take the national characteristics into account when implementing the NRF.

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

        The European Union has adopted a number of directives and recommendations regarding open and efficient access to, and use of, public telecommunications networks and services. These are intended to harmonize technical interfaces, usage conditions and mandatory minimum service standards for all fixed line users and to provide general framework for tariffs throughout the European Union. Specific measures have been adopted in a number of areas including licensing and interconnection. Additional obligations in relation to special network access, interconnection charging, accounting separation and cost accounting, publication and non-discrimination are imposed on operators, which are designated by the national regulatory authorities in the telecommunications sector (the "NRAs") as having significant market power in a telecommunications market. A European Union regulation on unbundled access to the local loop entered into force in January 2001 and obligated telecommunications operators to provide full unbundled access to the copper paired wire and at the same time unbundled access to the high frequency spectrum (line sharing).

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

•
mandatory minimum service standards for all users ("universal service") and users' rights;

•
authorization and licensing regimes;

•
data protection and privacy; and

•
decision on a regulatory framework for radio spectrum policy in the EU.

        The new regulatory framework, in particular:

•
Sets out the rights, responsibilities, decision-making powers and procedures of the NRAs and the EU Commission. This includes the NRAs' obligation to submit to the Commission and the NRAs of other EU member states in draft form the regulatory measures that they intend to take with respect to market definition and significant market power and the EU Commission's power to require NRAs to withdraw such drafts, if the EU Commission considers them to create a barrier to the single European market or to be incompatible with EU law.

•
Identifies specific policy objectives that NRAs have to achieve in carrying out their responsibilities (namely, to promote an open and competitive European market for communications services, to promote the interests of European citizens and to consolidate the EU's internal market in a converging technological environment).

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

        Implementation of NRF in the member states is controlled by the European Regulators Group ("ERG"), which issues analyses and recommendations. The ERG is a newly established body composed of representatives of NRAs, which will play an important role in assisting the Commission in the process of harmonizing the application of the new EU regulatory framework in the EU member states.

        The European Telecommunications Network Operators' Association ("ETNO"), the association of existing telecommunications service providers in Europe established the "Accession Countries Working Group" and Matáv became its member. The purpose of this organization is to analyze the regional and national characteristics of the accession countries as well as to develop regulation framework that takes into account the regional characteristics.

        Matáv opened a representation office in Brussels on March 1, 2004. This office represents the Matáv Group on EU related issues.

Broadcasting and Transmission

        Broadcasting and transmission are governed by the Media Act, the Frequency Act, the Act on Electronic Communications and the Concessions Act. Under the Media Act, the National Radio and Television Board (the "NRTB") has primary authority for issuing tenders for broadcasting contracts and registering other broadcasters and transmitters.

        National and regional television and radio broadcasting or broadcast "distribution" to local operators generally required concessions under the Telecommunications Act and could be carried out on the basis of a program distribution contract in accordance with the Media Act between the NRTB and the distributor. The Act on Electronic Communications does not change the former regulation. Frequencies are assigned under the terms of the Frequency Act. Entities registered as program distributors are permitted to transmit the broadcasts of third parties to subscribers through a cable transmission network.

        The restriction under the Media Act on Matáv's further expansion in the program distribution sector was lifted as of January 1, 2004. Accordingly, Matáv is now free to increase its share in any program distributor, including a cable television company, notwithstanding its controlling interest in one cable television company. The Media Act defines a "controlling interest" in any entity to include a more than 25 percent economic or voting interest in the entity or contractual or other arrangements giving the holder a controlling influence over the entity, however, the general competition rules of merger control are still applicable to those transactions.

        In its 1999 amendments to the Telecommunications Act, the Hungarian Parliament approved restrictions on infrastructure relating to program distribution, which was reinforced in a more stringent way in the Act on Communications. As a result, Matáv Rt. and its subsidiary MatávkábelTV, which was founded with the aim of providing program distribution services, could not establish, lease or acquire disposal rights over any cable network suitable for program distribution parallel to Matáv Rt.'s public telecommunications network, except in settlements with populations of less than 30,000. This restriction only prevailed until January 1, 2004, as was not incorporated in the Act on Electronic Communications that superseded the Act on Communications.

Macedonian Regulatory Regime

        Macedonia is not a candidate for EU accession at the present time. A new Macedonian Telecommunications Act is in preparation, but MakTel still benefits from its monopoly rights until January 1, 2005.

Pricing

Regulatory Framework

        In accordance with the Pricing Act, as modified by the Act on Electronic Communications, the Minister, acting in agreement with the Minister of Finance, is responsible for establishing the maximum tariffs for universal services. Tariff regulation in Hungary is currently based on the price-cap method in case of universal services.

        Since February 1, 2002, fixed line tariffs and connection fees are regulated by Decree 3/2002 (I.21.) MeHVM on "Charges for Voice Telephony Services Provided by Companies with Significant Market Power and Tariff Packages Related to Universal Services" ("the 2002 Fixed Line Tariff Decree"). This decree, in harmony with the new Act on Electronic Communications, has been modified to limit the scope of the price regulation to the maximum tariffs of universal services.

        The 2002 Fixed Line Tariff Decree set forth price regulation rules for three years in advance, from 2002 to 2004. The Decree determines the price-cap formula that has to be calculated by reducing the forward-looking Consumer Price Index ("CPI"), set by the Government, with the three percent productivity factor set by the 2002 Fixed Line Tariff Decree. Until the year-end of 2003, in line with the former regulation, the Act on Communications, the aggregate price index included all the prices and discounts set in the various pricing plans offered by Matáv to residential and business customers. Matáv must meet the price-cap regulations on an annual level as checked by the NCA at the beginning of the following year. The NCA has not published the results of the price check procedure for 2002 yet.

        Tariffs for PSTN access to the Internet.    From January 1, 2002 until December 31, 2003, tariffs for PSTN access to the Internet were regulated by the Decree 30/2001 (XII.23.) MeHVM on "Charges for PSTN Access to the Internet and Share of Fee to be Transferred to ISP by Telecommunications Service Provider in case of Providing PSTN Access to the Internet Service" (the "2002 Internet Tariff Decree"). Since January 1, 2004, retail tariffs for PSTN access to the Internet are no longer regulated. Under the 2002 Internet Tariff Decree, revenue sharing provision with ISPs also entered into force: a share of the fee billed to the customer - 30 percent in peak time and 10 percent in off-peak time - has to be transferred to ISPs. In case of flat rate Internet access, if available, 13 percent of the fee has to be transferred to ISPs. This type of revenue sharing remains also under the Act on Electronic Communications. From January 1, 2004 Internet call origination and Flat Rate Internet Access Call Origination ("FRIACO") services are part of the Reference Interconnection Offer ("RIO") and the prices of these services are also regulated within the scope of the reference interconnection offer (tariffs approved by the NRA).

        Regulated Wholesale Prices.    From December 23, 2001 the interconnection tariffs are no longer regulated by itemized price regulation but as part of the reference interconnection offer. From January 1, 2004, local bitstream access - as a new service - has to be offered as part of the Reference Offer for the Unbundling of the Local Loop ("ROU") and its prices are regulated within its scope. According to the Act on Electronic Communications, in the interim period, until the first market analysis procedure is carried out toward setting the new solutions, the SMP operators are obliged to use the LRIC methodology for calculating the cost-based prices of the RIO services (interconnection tariffs) and the FDC methodology for calculating prices of RUO services. The LRIC and the FDC methodologies are regulated by the Ministerial Decree 18/2003 (XII.27.) IHM on cost calculation of electronic telecommunications services. The cost-based unbundling and interconnection tariffs have to be approved by the Council. The reference offers must contain the approved tariffs.

        Other wholesales prices.    The Act on Electronic Communications provides that network access fees be set in a controlled way under objective criteria, based on the principals of transparency and non-discrimination. Starting January 1, 2004, the cost of wholesale access services must be calculated based on LRIC and the prices of these services have to be submitted to the Council for approval even if the service provider is not obliged to make a reference offer for the service.

Fixed Line Tariffs

        Tariffs for fixed line telephony services consist of a one-time connection fee, monthly subscription fees and usage charges.

Connection Fees

        Connection fees are based upon costs of installation and the general development of Matáv's network. The 2002 Fixed Line Tariff Decree gives service providers the right to collect an additional fee for providing connections in rural areas of up to 50 percent of the costs incurred, if the connection fee does not cover the direct costs of the service provider. Connection fees and subscription charges, but not usage charges, are differentiated by customer type: business and residential. Matáv may provide discounts from the published charges but may not exceed any published charge.

Subscription Fees and Usage Charges

        Fixed line subscription fees and usage charges were regulated with an aggregate price-cap. Under the 2002 Fixed Line Tariff Decree, an aggregate price-cap was set by reference to the forward-looking consumer price index forecasted by the Government, decreased by the productivity factor, and increased, if necessary, by the correction factor. The correction factor should only be applied in cases where the real consumer price index differs from the estimated figure by at least one percent. In such a case the correction factor is two-thirds of the difference between the estimated and the actual figure. The Minister increased the productivity factor to three percent from 2002. The aggregate price-cap was set at four percent for 2002 and two percent for 2003.

        Tariff rebalancing has been regulated by allowing a two-step increase of the residential main line subscription fee in 2002 (four percent as of February 1 and three percent as of July 1) and setting an annual increase of a maximum of ten percent in 2003 and 2004 as compared to the average rate of the base year. Tariff rebalancing has also been restricted by setting a maximum of five percent increase for local usage fees in 2002 as compared to the average rate of the base year, which is lifted to six percent in 2003 and 2004.

        Although Matáv Rt. fixes local and national usage charges separately for each of two time periods, it does not differentiate international charges by time of day. Decree 31/1998 (XII.23.) KHVM ("the 1999 Fixed Line Tariff Decree") introduced time-based billing. Under this system, the usage charge is composed of a call set-up and a second-based usage charge. The call set-up charge is independent of the tariff zone or time period of the call.

        As of February 1, 2003, Matáv introduced price changes for 2003 based on the price-cap regulation included in the 2002 Fixed Line Tariff Decree. Matáv continued rebalancing by increasing subscription and local fees, although it did not increase to the maximum amount allowed by regulation due to market conditions. The residential main line subscription fee and local usage fees could have been increased in 2003 by less than ten percent and by an average of six percent, respectively. Matáv, however, increased the residential main line subscription fee by 4.2 percent and local usage fees also by an average of 4.2 percent. The tariffs of peak time calls in the vicinity of Budapest and terminated in the networks of the various local telecommunications operators were increased by an average of 19.6 percent. The list prices of national and international long distance fees as well as fixed to mobile tariffs were not changed. However, due to restructuring of the international tariff zone structure, international usage fees experienced a significant reduction of 10.2 percent as many key countries were reallocated to a cheaper international tariff zone. The call set-up charge was reduced to HUF 3.20, exclusive of VAT.

        The above price indices for 2002 and 2003 have been calculated in line with the main principles of the new price index control methodology, details of which have not yet been published. Official price indices are, however, calculated by the NCA in the year following the year of the price modification, taking also into account current year weights. The NCA has not published the official price indices for 2002 or 2003 yet. Therefore, the above figures are based on Matáv's estimates, which may change once the details of the price index calculations will be published.

        As of January 1, 2004, Matáv introduced price changes for 2004. With regard to the market conditions, Matáv maintained its residential subscription fees, while analog and ISDN business subscription fees were moderately increased, thus resulting in an average subscription fee increase of one percent. Both peak and off-peak local minute fees were increased by 5.7 percent each. However, as the call set-up charge was not changed, the average price index for local usage is five percent, below the allowed sub price-cap of six percent. No other usage fees were changed.

        In 2004, in accordance with the Pricing Act, as modified by the Act on Electronic Communications, the Minister, acting in agreement with the Minister of Finance, regulates only the maximum tariffs for universal services. However, further retail price regulation may be effected by the Minister at the suggestion of the NCA in extraordinary circumstances.

Internet tariffs

        As of January 1, 2002, according to Decree 30/2001 (XII.23) MeHVM, the maximum allowed tariffs for PSTN access to the Internet were HUF 4.88 per minute in peak time and HUF 2.60 per minute in off-peak time exclusive of VAT. From January 1, 2004 these tariffs for PSTN access to the Internet are no longer regulated. The obligation for revenue sharing also stipulated by the above Decree remains in force which means that from the per minute fees 30 percent in peak time and 10 percent in off-peak time and from flat rate package fees 13 percent has to be transferred to ISPs. Matáv introduced two discounted Internet access packages as of August 1, 2002: one package that contains 15 hours of off-peak time PSTN access to the Internet for HUF 1,240 exclusive VAT and one that contains 40 hours of off-peak time PSTN access to the internet for HUF 3,200 exclusive VAT.

        Matáv also has a special night-time PSTN access to the Internet tariff of HUF 0.40 per minute exclusive VAT and valid every day from 0 to 7 a.m. As of March 1, 2003, Matáv launched a new package that contains 100 hours of off-peak time PSTN access to the Internet for HUF 7,000 exclusive VAT. At the same time, Matáv also introduced the wholesale version of the off-peak time PSTN access to the Internet packages: the 15 hour package for HUF 892.8 exclusive VAT, the 40 hour package for HUF 2,304 exclusive VAT and the 100 hour package for HUF 5,040 exclusive VAT. Wholesale PSTN access to the Internet minute tariffs are also available at HUF 2.83 per minute for peak, HUF 2.03 per minute for off-peak and HUF 0.31 per minute for night-time. State subsidy for consumer prices in above mentioned packages was secured for Matáv for every retail and wholesale 10, 40 or 100 hour package sold in a maximized total amount of HUF 800 million exclusive VAT in 2002 and HUF 1.92 billion exclusive VAT in 2003. This subsidy terminated on December 31, 2003.

Leased Line Fees

        Since Matáv's concession ended in the area of leased lines required for interconnection, leased lines that had formerly been regulated became unregulated in 2002. On the leased line market, however, Matáv has been declared as a company with significant market power both in 2002 and 2003. As a result, Matáv filed a RIO containing leased line interconnection services first in October 2002, then in August 2003 and in January 2004. The NRA accepted the first RIO containing a minimum set of leased line interconnection services in June 2003.

        Leased line interconnection services in the RIO currently include leased lines with 2 Mbit/s bandwidth and are differentiated by their length: local (0-25 km), regional (26-50 km) and national (51-100 km). The prices of these services are also based on the LRIC methodology.

Regulated wholesale prices

        The Act on Communications, the Ministerial Decree 1/2002 (I.11.) MeHVM on "Costing Methodology of Network Services", the Government Decree 251/2001 (XII.18.) on "Network Interconnection Agreements" and the Government Decree 250/2001 (XII.18.) on "Carrier Selection" had changed the principles of interconnection and calculation of interconnection fees after the date of liberalization (December 23, 2001) in Hungary.

        Based on this former regulation, Matáv had used FDC as the costing methodology for determining RIO and RUO prices in 2002, however from January 1, 2003, the methodology of LRIC had to be used for determining the cost-based prices of the same services. In line with the Act on Communications, Matáv submitted its first LRIC based RUO and RIO in November 2002. The NRA approved these reference offers in May and June 2003.

        In August 2003, due to the promulgation of the Ministerial Decree 9/2003 (VI. 24.) IHM on "Cost calculation of Electronic Telecommunications Services" and the Government Decree 125/2003 (VIII. 15.) on "Number Portability" a modified RIO and RUO had to be submitted to the NRA. These reference offers were approved on December 31, 2003.

        From 2004, the Act on Electronic Communications, the Ministerial Decree 18/2003 (XII.27.) IHM on "Cost calculation of Electronic Telecommunications Services" and the Government Decree 277/2003 (XII.24.) on "Reference Offers and Network Agreements" have changed the requirements regarding the content of the reference offers and the pricing principles of the services included in the reference offers.

        Until the new SMP designation (expected latest date: September 1, 2004) the former SMP operators, including Matáv, are obliged to prepare reference offers for interconnection and local loop unbundling and to provide these services if there is a request for them by other telecommunications service providers. Matáv is obliged to include, besides other services already being part of the RIO and RUO, Internet call origination and FRIACO in its RIO and local bitstream access in its RUO. The RIO and RUO complying with these regulations have been submitted to the regulator on January 15, 2004.

        According to the Act on Electronic Communications, until the new SMP designation, the LRIC and the Historical Cost Accounting ("HCA") - FDC methodology has to be applied for calculating the cost of the RIO and RUO services, respectively. The cost-based price of the Internet call origination service has to be distinguished from that of the voice call origination service.

        The detailed requirements for each methodology and the cost of capital to be applied by the service providers for calculating the unit costs of the RIO and RUO services are set in the Decree 18/2003 (XII.27.) IHM on "Cost Calculation of Electronic Telecommunications Services." In 2002 and in the first half of 2003 the regulated cost of capital was 19 percent. The cost of capital has been modified in August 2003 to 15 percent by a Ministerial Decree. This cost of capital has been used in the RIO, which was approved by the regulator on December 31, 2003. The cost of capital has been increased to 16.5 percent by a Ministerial Decree from March 2004. The Government Decree 277/2003 (XII.24.) on "Reference Offers and Network Agreements" does not allow the inclusion of mark-up in the LRIC cost calculation of the RIO non-traffic services.

        Interconnection fees approved by the regulator on December 31, 2003 are set out in the table below.

Interconnection services *	peak HUF/min	off peak HUF/min
Local origination	3.70	1.42
Regional origination	4.87	1.87
National origination	5.69	2.18
Local termination	3.20	1.23
Regional termination	4.38	1.67
National termination	5.19	1.99

*
exclusive VAT

        The NCA has published its draft resolution on Matáv's RIO on its website on April 21, 2004. New draft interconnection fees published by the NCA are set out in the table below. According to the draft resolution new fees will be a applied from June 1, 2004.

Interconnection services *	peak HUF/min	off peak HUF/min
Local origination	2.42	1.27
Regional origination	3.48	1.82
National origination	4.87	2.56
Local termination	2.07	1.09
Regional termination	3.09	1.63
National termination	4.42	2.32

*
exclusive VAT

        Decree 1/2002 (I.11.) MeHVM on "Costing Methodology of Network Services" introduced an access deficit financing regime according to which an access deficit surcharge of maximum HUF two per minute could be applied on all call origination and termination traffic until December 31, 2004. However, the Decree 1/2002 (I.11.) MeHVM as modified by Decree 3/2003 (II.7.) IHM reduced the access deficit surcharge to maximum HUF one per minute as of February 15, 2003. According to the modified decree the access deficit surcharge could only be applied until December 31, 2003. This access deficit financing regime helped to reduce the losses due to incomplete rebalancing.

        All former network interconnection contracts with LTOs and mobile operators have been modified to RIO based network contracts in 2003. These agreements are modified bilaterally when the NCA approves a new RIO.

Network access and interconnection agreements between Matáv and ISPs

        ISPs and Matáv have to sign network access contracts to secure access to ISPs services for Matáv subscribers. Beside the network access contracts ISPs can sign interconnection contracts as well if they have the ability to take the Internet traffic in frame of interconnection conditions. ISPs can also choose an operator different from Matáv. In this case the other operator has to sign an interconnection agreement with Matáv to ensure the access to the services of these ISPs for Matáv subscribers. The conditions applied in the access contracts have to be in line with legal requirements (network access fees have to be set in a controllable way by objective criteria, following the principals of transparency and non-discrimination and should be calculated on an LRIC basis) and terms and conditions of the existing subscriber contracts.

Reverse charging agreements between Matáv and ISPs

        In November 2001, Matáv started to sign reverse charging agreements with a number of ISPs. According to these agreements, customers pay their telecommunications bills for Internet usage to the ISPs instead of paying directly to Matáv. This scheme allows ISPs to form various fee-packages based on their customers' needs.

Price squeeze (predatory pricing) issues

        According to the Act on Electronic Communications, service providers with significant market power must avoid price squeeze when calculating the prices of network services. When service providers reduce their end-user prices, they are also obliged to appropriately reduce their prices specified in their reference offers. This provision only need to be applied if the price reduction may affect more than 10 percent of subscribers of the given service subject to price reduction, or the impact of the price decrease exceeds five percent of net sales of the given service subject to price reduction.

        If the regulatory authority identifies price squeeze, the Board examines whether the price of the network service is in line with the incurred costs. If the network prices are cost-based, the Board refers the case to the Competition Authority. If the network prices are not cost-based, the Board determines the minimum mandatory margin between the price of the network service and the end-user service and/or obligates the service provider to modify the reference offer.

ORGANIZATIONAL STRUCTURE

        Matáv is part of the Deutsche Telekom group. MagyarCom, which is fully owned by Deutsche Telekom, owns 59.49 percent of the Matáv ordinary shares. Matáv is part of the T-Com division of Deutsche Telekom. T-Com is responsible for the fixed line telecommunications services in Germany and all operations of DT's Eastern European subsidiaries.

        At December 31, 2003 the principal operating associates, joint ventures and subsidiaries of the Company were as follows:

Associates / Joint ventures	Group interest in capital	Activity
Hunsat Rt.	50.00%	Satellite communications
Magyar RTL Televízió Rt.	25.00%	Television broadcast company
Subsidiaries	Group interest in capital	Activity
Incorporated in Hungary:
Axelero Rt.	100.00%	Internet service and content provider
Emitel Rt.	100.00%	Local telecommunications operator
InvesTel Rt.	100.00%	Cable TV holding
Matávcom Kft.	100.00%	Solutions for business customers
MatávkábelTV Kft.	100.00%	Cable television operator
Westel Mobil Távközlési Rt.	100.00%	GSM digital cellular telephone services
Incorporated in Macedonia:
Makedonski Telekommunikacii AD (MakTel)	45.65%	Fixed line telecommunications services
MobiMak AD	45.65%	Mobile telecommunications services
Telemacedonia AD	88.03%	Macedonian consulting company
Stonebridge AD	89.51%	Macedonian holding company

PROPERTY, PLANTS AND EQUIPMENT

Description of Property

        As of December 31, 2003, Matáv's property, plants and equipment had a total net book value of HUF 620,990 million.

        Matáv has one of the largest real estate portfolios in Hungary with an aggregate net book value at December 31, 2003 of HUF 97,084 million. The Company uses substantially all of these properties for telecommunications installations, computer installations, research centers, service outlets and offices. Matáv also has a number of operating lease contracts and one financial lease contract for properties.

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

        In the fourth quarter of 1999, the operations of Matáv Rt.'s total real estate portfolio were outsourced to Trammell Crow-Wallis, a real estate management and consulting company. On January 1, 2003, the operative part of real estate development, investment and area management of Matáv Rt. was outsourced as well to Trammell Crow-Wallis.

        The aggregate net book value of Matáv's technical equipment and machinery, which primarily consists of switches, communication towers, and other telecommunications equipment, at December 31, 2003 was HUF 471,998 million.

INFRASTRUCTURE AND TECHNOLOGY

        Over the past three years, Matáv has sought to rapidly build out and modernize its network to enable itself to offer a broad portfolio of technologically advanced products and services. Matáv expects gross additions to tangible and intangible assets to be approximately HUF 90 billion in 2004, excluding UMTS related additions and potential acquisitions. The Company expects an increasing proportion of additions to be devoted to high-growth areas, such as mobile telecommunications, data transmissions and Internet.

        Modernization of Switches and Exchanges.    The Company has rationalized its switching architecture to increase the operational efficiency of its network. Due to the migration towards more complex services, the ratio of old type exchanges has been diminishing. The preparations for the liberalized telecommunications market included the major upgrading of Matáv's PSTN/ISDN platform. As a result of this development, Matáv subscribers can now use the telecommunications network of other operators to make national and international calls, and the network of Matáv can also be accessed by subscribers of other operators for similar calls. In order to fulfill regulatory requirements, Matáv developed its network to support Service Provider Number Portability for fixed numbers, i.e. from 2004 it is possible for the subscribers to keep their original phone number even if they change their telecommunications service provider. The basis for offering Location Portability is also implemented.

        The Company continues to digitalize its local networks. At December 31, 2003, 89.9 percent of Matáv's exchange capacity was digital, compared to 85.1 percent at December 31, 2000. Each of the Matáv service areas is served by a digital primary exchange. Digitalization permits a broader range of services and generates operational cost savings. Digitalization is also a prerequisite for providing ISDN services. The number of local exchanges capable of providing ISDN services has increased and the number of ISDN channels grew from 305,882 at December 31, 2000 to 527,728 at December 31, 2003. On the basis of the ISDN infrastructure, Matáv's network supports switched high-quality Internet access and packet switched data transmission for ISDN subscribers.

        Expansion of Access Networks.    At the end of 2000, Matáv introduced its broadband access services - based on ADSL and Asynchronous Transfer Mode ("ATM") technologies - providing faster access to the Internet. From 2004 Matáv will also apply Ethernet technology to connect Digital Subscriber Line Access Multiplexers ("DSLAMs") to IP core, parallel with the ATM technology already in use. The ADSL transmission system provides high-speed digital access to any data network over existing copper wires without interruption of Plain Old Telephone System ("POTS") and ISDN2 services. In 2003, Matáv continued the national rollout of ADSL technology. At the end of 2003, approximately 103,600 customers were using ADSL lines for connection to the Internet. By the end of 2003, in principle 1.7 million analog and ISDN2 Matáv subscribers could have had an access to ADSL service. In 2003, Matáv introduced the WLAN technology in the access network for hot-spot applications. With this technology the service can be used in public areas where the customers need temporary Internet access (conference centers, exhibitions, airports, hotels). The development of enhanced hot-spot products with authentication has been started.

        In 1996, the Company began to employ RLL lines in the 900 MHz band. As part of the introduction of the DCS 1800 mobile system, in 1999 the Ministry required Matáv to exit part of its 900 MHz frequency bandwidth before the expiration of its license. In compliance, Matáv removed its analog RLL system from Budapest by August 31, 1999 and started to terminate it all over its service area. Matáv introduced fixed GSM technology in March 2000 to replace the analog RLL system. The fixed GSM uses the existing GSM mobile network for PSTN service provision by employing wall-mounted fixed GSM terminals. Matáv uses fixed GSM technology primarily for low-end customers in rural areas without fixed network access as well as to quickly provide services, on an interim basis, when new subscriber demands cannot be satisfied immediately with existing fixed line infrastructure. By the end of 2003, according to the deadline of its license, Matáv terminated its complete analog RLL system and in line with this, the number of fixed GSM subscribers in Matáv's access network increased to approximately 93,400.

        Matáv uses fiber optic cables in its fixed line local loop networks, with approximately 160,000 subscribers at the end of 2003. The Company installed a substantial portion of the local network fiber optic cable in Budapest, where segments of the old cable were in poor condition and where Matáv believes the demand for high capacity and quality transmission will be the greatest (e.g. shopping malls, industrial parks, etc). Matáv plans to extend its local fiber optic network both inside and outside Budapest to cover new, mainly business demands in existing areas.

        CityNet.    CityNet is an overlay network for large cities that connects Matáv nodes and key business customers with optical cables. It provides customers with access to business communications services of Matáv. By the end of 2003, 354 customers were connected by CityNet in Budapest and 233 customers in the countryside. This network typically provides ISDN30, Managed Leased Line Network ("MLLN") and HSLL services. Matáv has optical cable networks in four LTO cities that connect approximately 140 customers for data communications services.

        In the next three years about 20 km of new optical cable is expected to be installed outside Budapest. New CityNet products are also expected to be introduced. In 2004, the implementation of a new Ethernet-based metropolitan core network will be launched.

        Managed Leased Line Network).    Matáv has established its n*64 Kbit/s speed digital managed telecommunications network in 1996. The continuously growing network provides the platform for the managed leased line services (Flex-Com), frame relay services (Frame-Flex) and leased line access for the IP-VPN services as well as the X.25 (Datex-P) service of Matáv. MLLN is a homogeneous, very reliable network managed by a central management system. The MLLN platform provides practically full coverage for business customers in Matáv areas. In 2004, Matáv plans to introduce cost efficient MLLN access offerings.

        Backbone Network.    Matáv has a digital fiber optic national long distance network that connects local primary area networks. The Company has implemented DWDM technology and SDH systems in both the national long distance and Budapest networks. The countrywide DWDM backbone network, installed in 2001, provides high capacity (maximum 24 times 10 Gbit/s) in the most important nodes of Hungary, as well as in international directions. In addition to cost advantages, SDH systems provide a flexible transmission infrastructure with automatic transmission paths. Matáv introduced a new generation SDH system that, besides increasing network availability and transmission capacity, also enables new services, such as data (e.g. Ethernet) transmission. As of December 31, 2003, Matáv had 4,500 km of backbone optical cable network.

        Internet Core Network.    Since 2000, Matáv has been providing Internet access and provider-provisioned IP-VPN services on the same IP/MPLS platform. The network was initially based on MPLS over ATM technology. In 2002 and 2003, a major capacity upgrade was completed to support the expansion of broadband access, mainly ADSL. This included a migration from ATM-based to a pure router-based MPLS technology by the end of 2003, deploying Gigabit Switch Routers that utilize the transport capacities of the WDM platform. The network has several access options (dial-up, leased line, broadband /xDSL, CATV/) with PoPs in each primary area in Hungary. Available services include IP-VPN (scalable interconnection for corporate sites with Integrated Voice and Data option), IPSec and xDSL to VPNs, Virtual Private Dial-up Network and wholesale Internet services for ISPs. Matáv plans to upgrade the transport capacity of the smaller IP nodes using Gigabit Ethernet technology, in order to scale broadband aggregation capacities further in the future. IPv6 protocol support and backbone Quality of Service ("QoS") capabilities are also considered in medium-term.

        Intelligent Network.    The Company launched the first set of IN services in 1998, including shared cost and toll free numbers, televoting and virtual card calling. In 2000, Matáv introduced prepaid card calling services as well. In 2001, new features were added to the prepaid application, thus a new pricing plan was introduced for residential customers. Recharging of accounts can be done via bank automats. The popularity of intelligent network services required roll-out of the service switching functions to most of the digital exchanges. In 2002, Matáv introduced new services such as Audiofix, to support the increasingly popular media games. The Company upgraded the existing Freephone Number services by user-specific routing trees. There were no significant developments in 2003, but Matáv further improved some existing services to better meet customers' demands. In the future Matáv plans to develop new IN-based services and to enhance and expand the existing services in line with customer needs.

        Fixed-SMS.    In the third quarter of 2002, Matáv introduced the Short Message Service for its wireline customers. During 2003 the service was extended by new features, and the interworking with the major mobile providers was implemented. The mass SMS sending and receiving function has been also deployed. The public payphones are being upgraded with the capability of sending SMSs.

        Phonecard based applications.    Matáv developed its own public Internet terminal (including VoIP, SMS, e-mail, printing possibility, camera, etc.), which also provides telephony functions. The payment for the usage of the functions is done via phonecard.

        Micropayment.    Matáv has initiated development of a payment system under which various services and goods, including those not related to telecommunications services, can be charged to a phone bill. In the first phase a call-based service is to be introduced. A common loyalty card is to be issued with CIB Bank, which can be used for shopping and for telecommunications services.

        Asynchronous Transfer Mode.    Matáv introduced the first public network in Hungary based on ATM technology in 1999. Based on this technology, high speed LAN-Flex, Cell-Flex and WAN-Flex services are provided commercially. LAN-Flex offers local area network interconnection service, while Cell-Flex offers a high-speed data transmission service. Both services provide flexible bandwidth delivery. In addition WAN-Flex service provides 2 Mbit/s Time Division Multiplexing ("TDM") link to connect PBXs of subscribers. ATM is also the connectivity network concentrating xDSL traffic towards the IP backbone. Matáv launched cost-effective ATM concentrators and subscriber units in 2003.

        Network Quality.    Investment in the network, particularly in modernization initiatives, has led to significant improvements in network quality. For instance, Matáv has reduced the percentage of faults per main line per year from 14.82 percent in 2000 to 10.72 percent in 2003 and has reduced the call failure rate for national calls from 0.67 percent to 0.29 percent over the same period. The Company has also cut downtime per main line per year from 1.60 hours in 2000 to 1.31 hours in 2003. Modernization, particularly the digitalization and rationalization of Matáv's switching architecture, has also contributed to increases in the productivity of its employees.

INFORMATION TECHNOLOGY

        Matáv has dedicated significant resources to improving its information technology systems. Matáv believes that the continuing development of these systems is essential to improving customer service and the efficiency and productivity of its employees.

        Matáv's nationwide operational support system integrates the following elements:

•
billing;

•
automated call collection;

•
network traffic management;

•
work force and work flow management;

•
element, network and service management (configuration, alarm management, SLA management); and

•
process controlled technical inventories.

        This operational support system permits Matáv to offer itemized billing, to bundle products and services in pricing plans and to generate a single bill for customers with multiple locations. Automated call collection maintains customer billing information and improves tracking of traffic. Network traffic management facilitates to significantly reduce traffic (and revenue) losses caused by unexpected traffic situations or technical outages, and in this way keeping the service level as near to the required values as possible.

        Matáv has embarked on a number of other information technology initiatives designed to monitor and improve the efficiency of its network and increase employee productivity. A switched network operations and management system facilitates the centralized management of services, switches, network and signaling.

        The Company implemented a remedy based Work and Force Management System ("WFMS"), a new testing system for its access network and for POTS, ISDN, Managed Leased Line, High Speed Leased Line, IP based and ADSL services, and a new Automatic Call Distributor ("ACD") to establish call centers to answer customers' requests and complaints. The countrywide roll out of the WFMS was completed in 2000. The provisioning and fault clearance work flow supporting functions of Managed Leased Line, High Speed Leased Line and IP based services has been successfully implemented in 2003. Matáv's WFMS system has been awarded a Silver Award (2nd prize) by WfMC, Giga Information Group and WARIA in the "Global Awards for Excellence in Workflow Europe" category in New York in 2003.

        Matáv introduced a new integrated technical inventory platform (Xng) to support the activities of network resources and capacity management, off-line and on-line (Internet based) SLA report services for Managed Leased Line and the IP based services. Matáv completed the upgrade of its IT systems in order to facilitate the new number portability services and functions according to the requirements of the new Act on Electronic Communications and a regulation of the Ministry of Informatics and Communications.

ITEM 5 — OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion should be read together with the consolidated financial statements, including the accompanying notes, included in this annual report. The consolidated financial statements, the accompanying notes as well as the discussion of results presented below have been prepared in accordance with IFRS. IFRS differs in certain respects from U.S. GAAP. For a discussion of the principal differences between IFRS and U.S. GAAP as they relate to the Company, see Note 35 to the consolidated financial statements. Revenues and operating expenses discussed under "— Results of Operations — By Segment" do not reflect intersegment eliminations.

        Matáv's results of operations and its medium-term prospects should be considered in light of a number of rapid and fundamental changes occurring in both the Company and the environment in which it operates:

•
Market Liberalization. The Company's exclusive rights to provide domestic and international long distance service throughout Hungary ended in December 2001. Its exclusive rights to provide fixed line local service in 31 local concession areas ended in December 2001 and in its five local concession areas ended in May 2002. Emitel, Matáv's fully owned subsidiary, had exclusive rights in an additional three concession areas through November 2002.

•
Interconnection Fees. From December 23, 2001 the interconnection tariffs are no longer regulated by itemized price regulation but according to the cost calculation methodology. The cost-based unbundling and interconnection tariffs have to be approved by the CAC. The reference offers contain the approved tariffs. See "Item 4 — Regulation and Pricing".

•
Taxation. The Company benefits from reduced corporate income tax. Through 1998, Matáv Rt. and Westel qualified for a 100 percent allowance. From January 1, 1999, Matáv Rt. has been utilizing a reduced allowance of 60 percent for a maximum possible five years (resulting in an effective tax rate of 7.2 percent) ending in 2003. As a result of Matáv's acquisition of the remaining 49 percent of Westel, foreign ownership fell below 30 percent, hence Westel lost its 60 percent reduction in income tax as of December 21, 2001. All other Hungarian subsidiaries were subject to income tax of 18 percent, while the Macedonian companies are subject to income tax of 15 percent. In December 2003, the Hungarian Parliament passed the new tax law in which the corporate tax rate was reduced from 18 percent to 16 percent from January 2004.

•
Inflation. Annual inflation in Hungary, as measured by changes in the consumer price index, averaged 9.2 percent in 2001, 5.3 percent in 2002 and 4.7 percent in 2003. The nominal increase in Matáv's revenues over this period is partly due to the effects of inflation and corresponding adjustments in tariffs, although many of Matáv's tariffs have fallen in real terms and are beginning to decline in nominal terms as well. The increase in nominal terms of many of the Company's costs is also attributable to inflation.

•
Effect of Foreign Currency Fluctuations. Matáv is subject to risks resulting from fluctuations in exchange rates, which can adversely affect costs associated with Matáv's foreign currency denominated debt obligations and certain other payments. Our exposure to risks from exchange rate fluctuations on the one hand have increased as a result of the National Bank of Hungary's policy change (extended intervention band), while on the other hand decreased because of the continuous hedging of the foreign denominated elements of the debt portfolio. By the beginning of 2004, however, Matáv practically does not face any foreign exchange risk as a result of the elimination of the foreign exchange denominated loans from the portfolio. See "Item 11 — Quantitative and Qualitative Disclosures about Market Risk". In addition, devaluation of the Macedonian denar and strengthening of the Hungarian forint may exert a negative influence on MakTel's results that are converted into HUF, thereby lowering Matáv's results. This is mainly a reporting risk, but through the dividend payments it has direct financial (cash-flow) effects on Matáv as well.

OPERATING RESULTS

Results of Operations — Total

Basis of presentation

        In March 2000, Deutsche Telekom finalized the purchase of MediaOne's interests in mobile operations in Central and Eastern Europe, including MediaOne International B.V. which owned 49 percent of Westel and 49 percent of Westel 0660. At the same time, the Company was granted an option to purchase the 49 percent holdings in Westel and Westel 0660 from Deutsche Telekom during the fifteen-month period ending September 2001. On December 21, 2001 the Company became a 100 percent owner of both Westel and Westel 0660. The final purchase price included HUF 226,750 million (EUR 920 million), paid in December 2001, financed by a loan from DT, plus HUF 11,515 million paid in 2002, equal to 49 percent of the amount of dividends declared by Westel for the year 2001.

        The Company was controlled by DT so this was a transaction between parties under common control. The financial statements have been restated as if the Westels were wholly owned subsidiaries of Matáv since March 23, 2000, the date when DT acquired 49 percent of the Westels. The book value of the Company's additional share of net assets (including goodwill and other intangibles) of the Westels on March 23, 2000 has been presented as an increase in equity at December 31, 2000 (HUF 252,408 million).

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

Total Revenues

        Matáv's total revenues grew by 10.9 percent from 2001 to 2003. Matáv's total revenues amounted to HUF 547,735 million in 2001, HUF 590,585 million in 2002 and HUF 607,252 million in 2003. Increases in revenues were mainly due to higher revenues from mobile telecommunications services, which grew by 42.9 percent from 2001 through 2003 driven by a rapid increase in the mobile subscriber base. Total revenues of the Company also grew through the increasing revenues of MakTel. These increases were partially offset by lower revenues from the fixed line telecommunications services both in 2003 and 2002.

Total Operating Expenses

        The Company's total operating expenses increased by 13.3 percent from 2001 to 2003. Operating expenses amounted to HUF 428,335 million in 2001, HUF 468,345 million in 2002 and HUF

485,188 million in 2003. Matáv's total operating expenses as a percentage of total revenues increased from 78.2 percent in 2001 to 79.9 percent in 2003.

        Depreciation and amortization and employee-related expenses are Matáv's most significant operating expenses.

        Depreciation and amortization increased throughout the period as a result of Matáv's ongoing investment in its networks. As of January 1, 2003, and as of May 31, 2003, Matáv revised the useful lives of certain tangible fixed assets, which resulted in an increase to the depreciation charge of HUF 5,099 million for the year. These assets include buildings, network items, exchanges, assets of operation and service supporting systems, vehicles and computers. The useful lives of these assets were revised as part of a regular practice in line with the requirements of IFRS, and have been changed to reflect technological changes since their putting into operation. The increase was partially compensated by a decrease in impairment losses charged to tangible and intangible fixed assets in 2003, as compared to 2002. The HUF 4,286 million impairment losses charged in 2002 mainly related to the public payphone assets and certain assets using 3.5 GHz technology and the related license. The HUF 1,344 million impairment losses charged in 2003 mostly related to real estate held for disposal, certain IT equipment and customer relationship management software.

        Employee-related expenses increased in 2002 as the effect of average wage increases in nominal terms has more than offset the effect of reductions in the number of employees. In addition, with respect to the involuntary headcount reduction in 2003 and 2004, HUF 8,623 million provision was recorded in 2002 on top of the expense related to the 2002 redundancies that amounted to HUF 1,442 million. The decrease of employee-related expenses in 2003 reflects the lower amount of net provision for severance. The total payment made in relation to employee termination in 2003 amounted to HUF 9,200 million, of which HUF 8,099 million was charged against the provision for liabilities and charges as at December 31, 2002, while the rest was recognized as employee-related expense in 2003. The remaining number of employees to be terminated in 2004 from the restructuring plan approved in 2002 is 250. The overall amount charged to the provision was increased by HUF 1,046 million in 2003 due to a change in the estimate of the expected costs driven by movements in wage rates mix and actual termination dates. The employees impacted by the headcount reduction in 2003 and 2004 include mostly network (in terms of nominal headcount) and logistics (in proportional terms) personnel.

        Other operating expenses increased during the period primarily due to increases in expenses related to materials, agency fees, marketing and contributions payable to the Universal Telecommunications Support Fund.

Total Operating Profit

        Matáv's total operating profit increased by 2.2 percent from HUF 119,400 million in 2001 to HUF 122,064 million in 2003, as the increase in total revenues was larger than the increase in operating expenses.

Trend Information

        Matáv anticipates that growth rates of fixed line services will slow down or decline in the near future due to market saturation, the effect of liberalization of the Hungarian telecommunications market and continuing tariff decreases. At the same time, demand for mobile communications, data transmission, Internet access and related services is expected to grow. As a result of these changes, the Company's traditional reliance on fixed line telecommunications revenues is expected to shift gradually, and Matáv's future growth is likely to be dependent largely on revenues from mobile telecommunications, data transmission, Internet access and related services.

Revenue and EBITDA margin targets

        In light of Matáv's refocused activities and increased operating expenses, we expect to achieve a revenue in the region of HUF 600 billion and an EBITDA margin of approximately 40 percent in 2004.

Results of Operations — By Segment

        The following table sets forth revenues, operating expenses and operating profit by segment:

	Year ended December 31,
	2001	2002	2003
	(in HUF millions)
Revenues:
Fixed line	333,685	336,306	324,552
Mobile	198,947	232,612	254,141
International	60,034	67,562	70,014
Intersegment eliminations (1)	(44,931)	(45,895)	(41,455)

Total	547,735	590,585	607,252

Operating expenses:
Fixed line.	273,542	292,642	280,456
Mobile	163,154	180,222	199,111
International	36,570	41,376	47,076
Intersegment eliminations (1)	(44,931)	(45,895)	(41,455)

Total	428,335	468,345	485,188

Operating profit:
Fixed line	60,143	43,664	44,096
Mobile	35,793	52,390	55,030
International	23,464	26,186	22,938

Total	119,400	122,240	122,064

(1)
Intersegment eliminations include primarily interconnection fees between the fixed line and mobile networks.

Fixed Line Telecommunications Segment

        Fixed line segment includes Matáv Rt. and its consolidated subsidiaries, other than MakTel, MobiMak, Stonebridge, Telemacedonia, Westel and Westel 0660.

        Matáv's fixed line telecommunications segment includes local, domestic and international long distance telephone services as well as value added digifon services such as call waiting, itemized billing and telephone and private branch exchange equipment rental. This segment also consists of revenues from related services, such as leased lines, data transmission, Internet, equipment sales and cable television.

Revenues

        The following table sets forth information regarding revenues for the fixed line telecommunications segment:

	Year ended December 31,			Year ended December 31,
	2001	2002	2003	2002/2001	2003/2002
	(in HUF millions)			(% change)
Revenues:
Subscriptions, connections and other charges	97,942	98,797	98,250	0.9	(0.6)
Domestic traffic revenues	123,366	118,839	112,227	(3.7)	(5.6)
Other usage	24,276	20,885	15,365	(14.0)	(26.4)
International traffic revenues	32,339	27,274	22,513	(15.7)	(17.5)
Leased lines	18,010	20,377	21,286	13.1	4.5
Data transmission and related services	15,184	17,597	22,550	15.9	28.1
Telecommunications equipment sales	3,582	3,671	2,949	2.5	(19.7)
Other revenues	18,986	28,866	29,412	52.0	1.9

Total	333,685	336,306	324,552	0.8	(3.5)

        Subscriptions, Connections and Other Charges.    Revenues from subscriptions, connections and other charges consist of revenues from monthly subscription fees, connection fees, fees for digifon services and rental charges for telephones and private branch exchanges. Revenues from subscriptions, connections and other charges are principally a function of the number and mix of residential, business and ISDN access lines and corresponding charges.

        Revenues from subscriptions, connections and other charges slightly increased in 2002 principally as a result of nominal increases in standard monthly subscription fees and increases in usage of digifon services. Monthly subscription fees for analog lines increased in nominal terms by 3.9 percent on February 1, 2002.

        Revenues from subscriptions, connections and other charges decreased in 2003 due to decreased usage of televoting, which was taken over by a new product, drop-charge, the revenue of which is included in other revenues. Revenues from analog connection fees also declined despite the significantly higher amount of analog gross additions due to price discounts for new subscribers in 2003. Revenues from ISDN connection fees decreased as well, which resulted from the lower number of ISDN gross additions.

        These decreases were partly offset by analog subscription fee increases from September 1, 2002 and from February 1, 2003. Monthly subscription fees for analog lines increased in nominal terms by 3.0 percent on September 1, 2002 and by an additional 4.2 percent on February 1, 2003. The ISDN subscription fee revenue also increased in 2003 compared to 2002 due to the higher number of average ISDN connections. In addition, revenues from subscription fees for optional pricing plans like Ritmus, Sokatmondó and Csevegö increased as well. At December 31, 2003, over 1.4 million of lines were subscribed for using customized pricing plans.

        The table below sets forth information regarding average access lines in Matáv's service areas:

	Year ended December 31,			Year ended December 31,
	2001	2002	2003	2002/2001	2003/2002
				(% change)
Average access lines in Matáv Rt.'s areas:
Residential	2,213,601	2,102,305	2,029,245	(5.0)	(3.5)
Business	306,778	291,154	266,641	(5.1)	(8.4)
Public payphones	37,145	36,908	31,716	(0.6)	(14.1)

Total	2,557,524	2,430,367	2,327,602	(5.0)	(4.2)
ISDN channels	382,859	488,455	520,474	27.6	6.6

Total	2,940,383	2,918,822	2,848,076	(0.7)	(2.4)

Average access lines in Emitel's areas:	81,346	80,212	78,667	(1.4)	(1.9)

        The number of analog lines decreased in 2002 and 2003, partly as a result of migration of customers to mobile services as well as to ISDN lines. At the same time, the number of ISDN channels showed a significant growth in 2002. The growth of ISDN channels was moderate in 2003, due to the popularity of other types of telecommunications connections, mainly ADSL.

        Domestic Traffic Revenues.    Domestic traffic revenues consist of traffic charges for local and domestic long distance calls placed by Matáv's subscribers. Domestic traffic revenues are a function of tariffs, the total number of telephone calls, the distribution of call duration, the time of day and the mix between more costly domestic long distance calls and less expensive local calls.

        Domestic traffic revenues decreased in 2002 compared to 2001 mainly as a result of decreased usage, partly offset by increases in tariffs. On September 1, 2002, Matáv increased its local tariffs by 5.2 percent and long distance tariffs by 1.4 percent, while tariffs from fixed line to mobile telephone did not change.

        Domestic traffic revenues decreased in 2003 compared to 2002 mainly as a result of decreased usage as well as decreased tariffs from fixed to mobile calls. Matáv decreased its tariff charges from fixed to mobile calls on September 1, 2003 in regards to calls to Westel's network and on October 1, 2003 in regards to calls to Pannon's network. These decreases were partly offset by tariff increases for local and agglomeration area calls. On February 1, 2003 Matáv increased its local tariffs by 4.6 percent, while agglomeration area tariffs increased by 19.6 percent in peak time.

        Other Usage.    Revenues from other usage include amounts related to domestic and international long distance services that Matáv provides to other LTO or mobile customers. Revenues from other usage decreased in 2002 and 2003 due to decreases in rates Matáv receives from other local telephone operators and mobile service providers. In 2003 the interconnection traffic through Matáv's network significantly decreased because of interconnection contracts concluded between local telephone operators and mobile service providers. The decrease is also attributable to a lesser extent to a change in mix of calls in LTO relation, where there was less international and more domestic traffic termination, which has a lower per minute interconnection rate.

        International Traffic Revenues.    Revenues from international traffic consist of revenues from outgoing and incoming international services. The following table sets forth information concerning international traffic revenues and outgoing and incoming international traffic:

	Year ended December 31,			Year ended December 31,
	2001	2002	2003	2002/2001	2003/2002
	(in HUF millions, except traffic figures)			(% change)
Revenues:
Outgoing international traffic revenue (1)	13,843	12,018	9,473	(13.2)	(21.2)
Incoming international traffic revenue (2)	18,496	15,256	13,040	(17.5)	(14.5)

Total	32,339	27,274	22,513	(15.7)	(17.5)

Traffic in thousand of minutes:
Outgoing international at Matáv Rt. (3)	166,649	150,999	138,485	(9.4)	(8.3)
Outgoing international at Emitel (4)	1,370	2,545	2,253	85.8	(11.5)
Incoming international (5)	405,094	369,054	334,657	(8.9)	(9.3)

(1)
Excludes revenues from calls placed by subscribers of other local telephone operators and mobile service providers. Matáv's revenues relating to these calls are included in revenues from other usage.
(2)
Includes revenues from calls transited by Matáv Rt. and terminating with subscribers of Matáv, other local telephone operators and mobile service providers, transit traffic via Hungary and other international services.
(3)
Excludes minutes from calls placed by subscribers of other local telephone operators and mobile service providers. Matáv's revenues relating to these calls are included in revenues from other usage.
(4)
Traffic generated since July 1, 2001, the date when Emitel became a fully consolidated subsidiary of the Company.
(5)
Includes minutes from calls transited by Matáv Rt. and terminating with subscribers of Matáv, other local telephone operators and mobile service providers. Does not include transit traffic and other international services via Hungary.

        Revenues from outgoing international traffic are a function of tariffs and the number, duration and mix of calls to destinations outside Hungary placed by Matáv's fixed line subscribers. In 2002 and 2003, revenues from outgoing international traffic decreased primarily as a result of decreased usage due to the relatively high number of international calls placed by mobile subscribers and the rapid growth of private leased lines. In 2003, revenues from outgoing international traffic decreased also as a result of tariff decreases because various discounts were provided to subscribers of optional pricing plans.

        Revenues from incoming international traffic consist of amounts paid by foreign carriers for the use of Matáv's network to carry calls placed by their customers. Revenues from incoming international traffic decreased in 2002 and 2003, principally as a result of the decrease in international incoming traffic minutes. The decrease in incoming international traffic was more significant for mobile and LTO terminated traffic, while calls terminated in Matáv areas declined to a lesser extent. Mobile and LTO service providers established their own international telecommunications connections and reduced their traffic transited through Matáv Rt. Incoming international traffic revenues were also negatively affected by the stronger HUF against the SDR in which international settlement payments between telecommunications providers are generally denominated. HUF/SDR average exchange rates decreased by 9.1 percent in 2002 and 5.4 percent in 2003.

        Leased Lines.    Revenues from leased lines increased in 2002 as a result of growth in the number of leased line connections, which increased from 11,386 at December 31, 2001 to 12,716 at December 31, 2002. In 2003, the leased line revenue increase was principally due to tariff increases.

        Data Transmission and Related Services.    Revenues from data transmission and related services increased in both 2002 and 2003 as a result of growth in the number of ISDN connections, Internet subscribers and ADSL customers. The number of ISDN channels has grown from 448,396 channels at the end of 2001 to 527,728 channels at the end of 2003. The number of Internet subscribers increased by 58.2 percent from December 31, 2001 to December 31, 2003. The proportion of higher revenue generating leased line and broadband Internet customers significantly grew within the customer base, which also contributed to the revenue growth. The share of leased line and broadband customers within the Internet customer base increased from 14.6 percent at the end of 2002 to 37.4 percent by the end of 2003. The number of ADSL customers has also grown significantly, reaching 103,564 by the end of 2003.

        Telecommunications Equipment Sales.    Revenues from telecommunications equipment sales slightly increased in 2002 as a result of increased equipment sales activity at Matáv Rt. The decrease in telecommunications equipment sales revenue in 2003 is due to the lower equipment sales activity of Matávcom Kft.

        Other Revenues.    Other revenues include construction, maintenance, cable television, audiotex, telex, telegraph and miscellaneous revenues. Other revenues increased in 2002 as a result of increased number of cable television customers and higher advertising revenue at Matáv Rt. from phonebook publishing. Through network development and acquisitions, the number of cable customers grew, reaching 338,625 subscribers by the end of 2002 compared to 300,857 at December 31, 2001. In 2002, the increase in other revenues was also due to the subsidy receivable from the Universal Telecommunications Support Fund.

        Other revenues slightly increased in 2003 as a result increased cable television revenues due to increased number of cable customers and also tariff increases. The number of cable television customers reached 362,366 by the end of 2003. This increase was partly offset by lower advertising revenues relating to phonebook publishing at Matáv Rt.

Operating Expenses

        The following table sets forth information regarding operating expenses:

	Year ended December 31,			Year ended December 31,
	2001	2002	2003	2002/2001	2003/2002
	(in HUF millions)			(% change)
Operating expenses:
Employee-related expenses	53,775	63,973	60,429	19.0	(5.5)
Depreciation and amortization	65,948	76,664	71,862	16.2	(6.3)
Payments to other network operators	74,560	71,899	64,484	(3.6)	(10.3)
Cost of telecomm. equipment sales	4,070	3,706	3,685	(8.9)	(0.6)
Other operating expenses	75,189	76,400	79,996	1.6	4.7

Total	273,542	292,642	280,456	7.0	(4.2)

        Employee-related Expenses.    Employee-related expenses consist of wages and salaries, social security and other expenses. Employee-related expenses increased in 2002 mainly due to a HUF 8.2 billion severance provision made in the fixed line segment in connection with headcount reductions in 2003 and 2004. In addition, employee-related expenses increased in 2002 due to wage increases and an increase in the relative proportion of higher paid skilled and managerial employees, partly offset by a reduction in headcount. The official wage increase for Matáv Rt.'s employees was 9.0 percent in April 2002. Required social security contributions and bonus, welfare and pension payments rose in line with wages.

        In 2003, employee-related expenses decreased as a result of lower net provision for severance at Matáv Rt. as well as further decrease in average headcount. This decrease was partly offset by a 7.0 percent wage increase for Matáv Rt.'s employees in April 2003. In 2003, Matáv recorded an additional HUF one billion provision for severance payments.

        The average number of employees in the fixed line telecommunications segment decreased by 575 or 5.0 percent in 2002 and by 1,118 or 10.2 percent in 2003 as a result of a streamlining of the organizational structure, natural attrition and improved efficiency.

        Depreciation and Amortization.    Depreciation and amortization expenses increased in 2002 as a result of continued investment in Matáv's fixed line telecommunications network. Depreciation and amortization also increased in 2002 due to HUF 4.3 billion impairment losses recorded in the fourth quarter. Impairment losses mainly related to the public payphone assets and certain assets using 3.5 GHz technology, accounted for due to changes in market conditions. As a consequence of the impairment losses recorded in 2002 and lower fixed asset base in the fixed line segment, depreciation and amortization expenses showed a decrease in 2003 compared to 2002.

        Payments to Other Network Operators.    Payments to other network operators include amounts paid to mobile operators, other local fixed line telephone operators and to foreign telephone operators for calls terminated on their network. Payments to other network operators decreased in both 2002 and 2003 due to lower international outpayments resulting from decreased international traffic of Matáv Rt., lower international settlement rates and lower HUF/SDR exchange rates. Domestic outpayments decreased both in 2002 and 2003 because of lower traffic transited through Matáv Rt. and lower interconnection rates resulting from new interconnection contracts.

        Other Operating Expenses.    The majority of the increases in other operating expenses in 2002 is due to higher agency fees resulting from the increased number of Internet and cable television customers and higher fees and levies due to contributions payable to the Universal Telecommunications Support Fund. In 2003, other operating expenses increased as a result of higher agent commissions paid at Matáv Rt. and cable television companies, higher marketing expenses due to intensive advertising of some products (ADSL, Open Internet, Turbo Internet) and new pricing plans at Matáv Rt. These increases were partly offset by a decrease in consultancy fees and telephone book publishing costs.

Operating Profit

        The following table sets forth information concerning operating profit and operating margin for the fixed line telecommunications segment:

	Year ended December 31,			Year ended December 31,
	2001	2002	2003	2002/2001	2003/2002
				(% change)
Operating profit (in HUF millions)	60,143	43,664	44,096	(27.4)	1.0
Operating margin (%)(1)	18.0	13.0	13.6	n.a.	n.a.

(1)
Operating margin is the ratio of operating profit to revenue, expressed as a percentage.

        In 2002, operating profit decreased by 27.4 percent partly as a result of the HUF 8.2 billion provision recorded in the fourth quarter of 2002 for the severance payments expected to be incurred in 2003 and 2004 and HUF 4.3 billion impairment losses recorded in the fourth quarter of 2002. In 2003, operating profit slightly increased by 1.0 percent mainly as a result of decreased provision for severance, lower payments to other network operators and lower amount of depreciation and amortization. These decreases were partly offset by increase in other operating expenses.

Mobile Telecommunications Segment

Revenues

	Year ended December 31,			December 31,
	2001	2002	2003	2002/2001	2003/2002
	(in HUF millions)			(% change)
Revenues	198,947	232,612	254,141	16.9	9.3

        Mobile segment includes Westel and Westel 0660 and the goodwill amortization arising from their consolidation.

        On March 22, 2004, Matáv's Board of Directors has taken the decision to rebrand Westel as T-Mobile. See "Item 4 — Mobile Telecommunications Service Segment". The rebranding has a significant financial effect on the income statement prepared according to IFRS: the full net book value of the capitalized Westel brand name will be impaired during 2004. The vast majority of the impairment was accounted in the first quarter of 2004 with a net income effect of HUF 3.7 billion.

        Revenues from the mobile telecommunications segment consist of one-time connection fees, monthly subscription fees (only payable by postpaid customers), traffic charges, including fees for value added services, and equipment sales. Revenues increased in 2002 and 2003 principally as a result of rapid growth in the number of subscribers. Within the mobile telecommunications segment, value added services show the highest increase, with a nearly 100 percent growth in 2002 and over 30 percent growth in 2003. Value added services represented approximately 11 percent of revenues from mobile telecommunications services in 2003. This revenue is primarily from fees charged for short message services and multimedia messaging services.

        The following table provides information concerning subscribers of mobile telecommunications services and monthly usage of the network:

	Year ended December 31,			Year ended December 31,
	2001	2002	2003	2002/2001	2003/2002
				(% change)
Average number of subscribers:
Westel	2,008,667	2,928,075	3,517,592	45.8	20.1
Westel 0660	60,087	33,827	8,948	(43.7)	(73.5)
Average monthly usage per
Westel subscriber (minutes):	146	118	114	(19.2)	(3.4)

        Westel's revenues from mobile telecommunications services increased from 2001 through 2003, primarily as a consequence of the continued growth in the Westel subscriber base. The average number of Westel subscribers grew by 45.8 percent in 2002 and 20.1 percent in 2003. Prepaid customers accounted for 79.9 percent of gross additions in the year ended December 31, 2003 and represented 73.9 percent of total Westel customers at December 31, 2003. The churn rate in the postpaid segment was 12.0 percent in 2003, which is relatively low compared to international benchmarks. The churn rates in both prepaid and postpaid segments showed a continuous decline during 2003. Westel continuously monitors its churn rates and proactively offers tailor-made discounts in order to retain valuable customers.

        Average acquisition cost per customer fell by 8.4 percent to HUF 12,353 in 2003 from HUF 13,490 a year earlier at Westel. When calculating subscriber acquisition cost, Westel includes the connection margin (connection fee less the SIM card cost), the sales related equipment subsidy and agent fee.

        The effects of subscriber-base growth were partially offset by declines in average monthly minutes per subscriber, which management believes reflected the growth of the overall mobile telecommunications market to include more low-volume users. Westel's average usage per customer per month measured in Minutes of Use ("MOU") decreased by 3.4 percent from 118 minutes in 2002 to 114 minutes in 2003. As a result of lower MOU, ARPU decreased from HUF 5,732 in 2002 to HUF 5,261 in 2003. In addition, the proportion of calls within the Westel network with lower per minute fees increased as well, contributing to the lower ARPU.

        The increase in revenue was also partly offset by the decrease in fixed to mobile termination fees. Pursuant to the relevant provisions of Decree 9/2003 and Decree 10/2003, issued by the Ministry at the end of June 2003 and also in accordance with the decision of the Telecommunications Arbitration Council published on July 8, 2003 with regards to the regulation of interconnect charges applicable by Westel for fixed to mobile calls terminating on its network, the relevant interconnect charges were required to be reduced by 10 percent effective from September 1, 2003. There was no retrospective impact of these changes.

        Equipment sales revenues at Westel decreased in 2002 due to lower average price of handsets, which was partly offset by the increase in the gross additions to customers. Equipment sales increased in 2003 in the mobile segment due to the significantly higher upgrade revenues and higher average sales price of phonesets, partly offset by lower number of gross additions. Upgrade revenues and average sales prices of phonesets increased in 2003, as customers were purchasing mobile phones equipped with more functions.

  Operating Expenses

        The following table sets forth information regarding operating expenses for the mobile telecommunications segment:

	Year ended December 31,			Year ended December 31,
	2001	2002	2003	2002/2001	2003/2002
	(in HUF millions)			(% change)
Operating expenses:
Employee-related expenses	15,964	17,457	18,552	9.4	6.3
Depreciation and amortization	40,282	35,423	39,895	(12.1)	12.6
Payments to other network operators	30,456	43,929	50,555	44.2	15.1
Cost of telecomm. equipment sales	32,863	33,494	34,613	1.9	3.3
Other operating expenses	43,589	49,919	55,496	14.5	11.2

Total	163,154	180,222	199,111	10.5	10.5

        Employee-related Expenses.    Employee-related expenses increased in 2002 and 2003, principally as a result of higher workforce levels and nominal increases in wages. The average number of mobile employees grew by 58 or 3.4 percent in 2002 and by 12 or 0.7 percent in 2003, principally as a result of increased sales and service personnel to accommodate the expanded subscriber base. Employee-related expenses also include a HUF 0.4 billion provision charge in 2002 that Westel 0660 took in the fourth quarter of 2002 for anticipated severance expenses.

        Depreciation and Amortization.    Depreciation and amortization expenses were restated in 2001 in relation to the Westel acquisition. The restatement resulted in additional amortization of goodwill and intangible assets of HUF 16,411 million in 2001. The restated numbers included amortization of goodwill over 15 years in accordance with Deutsche Telekom's policy. On acquisition by Matáv, the remaining goodwill is amortized based on the original life of 20 years consistent with Matáv's policy and the treatment of the goodwill already existing in relation to Westel. As a result, depreciation and amortization decreased in 2002 compared to 2001. In 2003, depreciation and amortization expenses increased as a result of the higher number of base stations at Westel.

        Payments to Other Network Operators.    Payments to other network operators include amounts paid by Westel and Westel 0660 to other mobile telephone operators and to the fixed line telephone operators as well as to the foreign mobile telephone operators for terminating their calls. Payments to other network operators increased in both 2002 and 2003 as a result of the significantly higher subscriber base of Westel.

        Cost of Telecommunications Equipment Sales.    Cost of telecommunications equipment sales increased in both 2002 and 2003. In 2002, this increase was due to a higher number of mobile handsets sold, which was largely offset by the lower average cost of the mobile phonesets. In 2003, the increase mainly results from the significantly higher level of upgrade costs and increased average cost of mobile phones, partly offset by lower gross additions to subscribers at Westel.

        Other Operating Expenses.    Other operating expenses increased in both 2002 and 2003, principally due to marketing expenses, SIM costs, maintenance of base stations, upgrading software and hardware support to accommodate the needs of the increased subscriber base and higher provisions, local taxes and frequency fees. In 2002 and 2003 other operating expenses also included contributions payable to the Universal Telecommunications Support Fund.

        Other operating expenses increased in 2003 partly due to a provision that Westel made for a potential tax penalty in connection with the allocation of local taxes. See "Item 8 — Other Financial Information — Legal Proceedings". In addition, agency fees include HUF 1.5 billion that Westel paid to Fotex in the last quarter of 2003. According to a contract signed on December 10, 2003, Westel took over from the Fotex Group its dealer network contract relationships consisting of 81 outlets. The agreement came into effect on December 31, 2003.

Operating Profit

        The following table sets forth information concerning operating profit and operating margin for the mobile telecommunications segment:

	Year ended December 31,			Year ended December 31,
	2001	2002	2003	2002/2001	2003/2002
				(% change)
Operating profit (in HUF millions)	35,793	52,390	55,030	46.4	5.0
Operating margin (%)(1)	18.0	22.5	21.7	n.a.	n.a.

(1)
Operating margin is the ratio of operating profit to revenue, expressed as a percentage.

        Operating profit increased by 46.4 percent in 2002 mainly as a result of significant growth in the number of mobile customers and lower goodwill amortization expenses in 2002. Operating profit increased by 5.0 percent in 2003 mainly as a result of growth in the number of mobile customers.

International Segment

        The international segment includes the four Macedonian companies:

•
Stonebridge, the holding company through which Matáv controls MakTel;

•
MakTel, Macedonia's exclusive fixed line telecommunications company;

•
MobiMak, MakTel's fully owned subsidiary, a cellular telecommunications service provider in Macedonia; and

•
Telemacedonia A.D. through which Matáv provides management and consultancy services to MakTel, MobiMak A.D. and Stonebridge.

        In addition, the results of the international segment also include the goodwill amortization arising from the consolidation of MakTel.

        MakTel has been a consolidated company of Matáv since January 15, 2001. MakTel had 619,236 fixed lines (including ISDN channels), 523,664 mobile subscribers and 49,040 Internet subscribers at December 31, 2003.

        In 2002, revenues in the international segment increased by 12.5 percent compared to 2001. The majority of the increase related to higher mobile revenues, which resulted from the nearly doubled average mobile subscriber base. The number of mobile subscribers reached 366,348 by the end of 2002 compared to 221,336 at the end of 2001. Within the mobile customer base, the number of prepaid subscribers showed more significant growth, which represented approximately 75 percent of total mobile customers by December 31, 2002 compared to 61 percent at the end of 2001. The significant growth of mobile customer base was partially offset by lower mobile ARPU.

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

        Leased line and data transmission revenues grew dynamically in 2002, but still represented only three percent of total revenues in the international segment. The increase in data transmission revenues was due to the higher number of Internet customers, which reached 34,222 by the end of 2002 from 21,674 at the end of 2001.

        Total operating expenses increased by 13.1 percent in 2002 mainly because of increases in employee related expenses, cost of telecommunications equipment sales, debtor provision and marketing expenses.

        In 2003, revenues in the international segment increased by 3.6 percent compared to 2002. The majority of the increase relates to increased subscriptions, connections and other charges as a result of price increases as well as volume increases. Domestic traffic revenue increased as well, as a result of higher tariffs due to tariff rebalancing occurred in May 2003. The number of fixed line customers increased to 619,236 at December 31, 2003 compared to 594,213 at the end of 2002, representing 4.2 percent growth.

        International fixed line traffic revenues declined in 2003, due to lower international usage (both outgoing and incoming) as well as tariff decreases. Incoming international revenue was also negatively affected by the strengthening of the MKD against the SDR.

        Revenues from mobile telecommunications services remained stable due to the 42.9 percent higher customer base, partly offset by lower MOU and lower tariffs. Within the mobile customer base, the number of prepaid subscribers shows more significant growth, which represented approximately 81 percent of total mobile customers by December 31, 2003 compared to 75 percent at the end of 2002.

        Leased line and data transmission revenues grew in 2003, but still represent only three percent of total revenues in the international segment. The increase in data transmission revenues was due to the higher number of Internet customers, which reached 49,040 by the end of 2003 from 34,222 at the end of 2002.

        Revenues from other services also declined in 2003 as a result of lower equipment sales revenues at MobiMak due to lower average sales price of phonesets, despite an increase in gross additions.

        Total operating expenses increased by 13.8 percent in 2003 mainly because of increases in depreciation and employee related expenses, partly offset by decreases in payments to other network operators, cost of telecommunications equipment sales, lower taxes due to cancellation of "war tax" (tax on financial transactions) in January 2003 as well as lower maintenance expenses.

        In 2003, MakTel reviewed the useful life of its property, plant and equipment. The review resulted in generally shorter useful lives than applied earlier mainly for telecommunications equipment and, as a consequence, the annual depreciation charge increased by approximately HUF three billion from May 1, 2003.

        The international segment had a strong, 56.4 percent EBITDA margin and 32.8 percent operating margin for the year ended December 31, 2003.

        Minority interests of HUF 13,632 million in 2002 and HUF 11,684 million in 2003 mainly represent the share of income accruing to the minority owners of MakTel and Stonebridge. Minority interest is not calculated on the amortization relating to the goodwill acquired by Matáv Rt.

Net Interest and Other Charges — Total

        The following table sets forth information concerning net interest and other charges:

	Year ended December 31,			Year ended December 31,
	2001	2002	2003	2002/2001	2003/2002
	(in HUF millions)			(% change)
Interest expense:
Hungarian Forint	11,592	14,173	21,315	22.3	50.4
Foreign currency	9,149	12,459	4,469	36.2	(64.1)
(Gains)/losses on derivatives	(582)	9,435	972	n.m.	(89.7)
Net foreign exchange losses/(gains)	(6,930)	(10,948)	8,799	58.0	n.m.
Bank charges and other financial expenses	2,420	3,686	5,364	52.3	45.5

Total interest expense and other charges	15,649	28,805	40,919	84.1	42.1
Interest capitalized	(404)	(226)	(41)	(44.1)	(81.9)
Interest and other financial income	(2,141)	(660)	(876)	(69.2)	32.7

	13,104	27,919	40,002	113.1	43.3

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

        Net interest and other charges increased in 2003 primarily as a result of an increase in net foreign exchange loss. Net foreign exchange loss including gains and losses on swap agreements increased in 2003 due to the significant weakening of the Hungarian forint throughout the year and also due to devaluation of the Hungarian forint in September 2003. The increase was partially offset by decreased interest expenses owing to lower level of group loans. In line with its financing strategy, Matáv prepaid its foreign currency denominated EIB loan in the fourth quarter in 2003 and refinanced them with Hungarian forint denominated loans. The prepayment was subject to prepayment indemnity fees of EUR 3.65 million and USD 3.13 million, which amounts reflect market conditions of such a prepayment. These amounts are included in Bank charges and other financial expenses in 2003. The transaction resulted in the nearly full elimination of foreign currency exposure from the debt portfolio, therefore the foreign currency denominated interest expense significantly decreased, while the Hungarian forint denominated interest expense increased. See Item 11 for certain quantitative and qualitative information about financial instruments.

Income Tax — Total

        The following table sets forth information concerning income tax expense incurred by the Company:

	Year ended December 31,			Year ended December 31,
	2001	2002	2003	2002/2001	2003/2002
	(in HUF millions)			(% change)
Income tax expense /(benefit)	11,733	13,245	13,685	12.9	3.3

        Matáv Rt. and the Westels qualified for a reduction in income tax payable subject to meeting certain conditions. These conditions include (1) that one half of the company's annual revenues originate from public telecommunications services; (2) that the company's initial share capital exceeds HUF 50 million; and (3) that at least 30 percent of the company's initial share capital is held by non-Hungarians.

        The reductions in the tax payable amounted to a 100 percent allowance for five years from the date of qualification and a 60 percent allowance for a further five years. Through 1998, Matáv Rt. and Westel qualified for the 100 percent allowance. Since January 1, 1999, Matáv Rt. has been utilizing the reduced allowance of 60 percent (resulting in an effective tax rate of 7.2 percent), 2003 being the last year of tax reduction. From January 1, 1996 through December 31, 1999, Westel 0660 utilized the reduced allowance of 60 percent.

        As a result of Matáv's acquisition of the remaining 49 percent of Westel, foreign ownership fell below 30 percent, hence Westel lost its 60 percent reduction in income tax as of December 21, 2001. This resulted in a deferred tax credit of approximately HUF 1,600 million in 2001. All other Hungarian subsidiaries were subject to income tax of 18 percent, while the Macedonian companies are subject to income tax of 15 percent.

        In order to increase broadband Internet penetration in Hungary, the Hungarian Government decided that companies investing over HUF 100 million in Internet broadband assets (e.g. ADSL lines) in 2003 can apply for a corporate tax reduction. The potential reduction of the corporate tax charge is defined as a percentage of the companies' capital investment in broadband Internet assets in 2003, which was HUF 7.0 billion in Matáv's case. As a result of this new tax incentive, Matáv Rt. is entitled to a total corporate tax reduction of HUF 2.9 billion, which can be used by Matáv Rt. in the years 2003-2007, of which Matáv used HUF 33 million in 2003. As this incentive is still applicable in 2004, further investments in broadband Internet assets in 2004 can result in further allowance for tax reductions in the coming years.

        In December 2003, the Hungarian Parliament passed the new tax law in which the corporate tax rate was reduced from 18 percent to 16 percent from January 2004. Deferred tax balances of the group were amended accordingly.

        Differences in timing between tax regulations and financial reporting generate deferred tax assets and liabilities in the consolidated financial statements. The Company records these temporary differences according to the liability method in the current period.

        Deferred taxes have been recognized for all temporary differences arising on the valuation of investments in subsidiaries and associates in the parent companies' books.

        Deferred tax assets are recognized for tax loss carry forwards only to the extent that realization of the related tax benefit is probable. Recognized tax losses of HUF 5,334 million will expire in 2006, HUF 4,418 million in 2007 and HUF 2,298 million in 2008. The remaining balance of the recognized tax losses of HUF 2,809 million is not subject to statutory limitations.

        Income tax expense increased in 2002 compared to 2001, mainly because Westel lost its 60 percent reduction in income tax as of December 21, 2001 as its foreign ownership fell below 30 percent. In addition, income tax expense increased in 2002 due to higher taxable profits of Westel and MakTel. These increases were partly offset by a deferred tax asset recognized in 2002 on several years' tax losses at Westel 0660, Axelero and MATÁVkábelTV.

        Income tax expense increased also in 2003 due to the significant deferred tax assets recognized in 2002, partly offset by lower taxable profits of Matáv Rt., Westel and MakTel.

CRITICAL ACCOUNTING POLICIES

        Matáv's discussion and analysis of its financial condition and results of operations are based upon Matáv's consolidated financial statements, which have been prepared in accordance with IFRS. Reported financial conditions and results of operations of Matáv are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. Matáv bases its estimates on historical experience and on various other assumptions, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

        The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing Matáv's financial statements. Matáv believes the following critical accounting policies involve the most significant judgments and estimates used in the preparation of its consolidated financial statements.

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

        The determination of the useful lives of assets is based on historical experience with similar assets as well as any anticipated technological development and changes in broad economic or industry factors. The appropriateness of the estimated useful lives is reviewed annually, or whenever there is an indication of significant changes in the underlying assumptions.

        Matáv believes that the accounting estimate related to the determination of the useful lives of assets is a critical accounting estimate since it involves assumptions about technological development in an innovative industry. Further, due to the significant weight of long-lived assets in the total assets of Matáv, the impact of any changes in these assumptions could be material to the Company's financial position, as well as the results of operations.

        As of January 1, 2003, and as of May 31, 2003, the Group revised the useful lives of certain tangible fixed assets, which resulted in increase to the depreciation charge of HUF 5,099 million for the year. These assets include buildings, network items (multiplexers, interfaces, regenerators, subscriber telephones), ATM and Very Small Aperture Terminals ("VSAT") assets, assets of operation and service supporting systems, vehicles and computers. The useful lives of these assets were revised as part of a regular annual review and have been changed to reflect technological changes since their placement into operation.

Impairment of property, plant and equipment and intangibles

        Matáv assesses the impairment of identifiable property, plant, equipment and intangibles whenever there is reason to believe that the carrying value may materially exceed the fair value and where impairment in value is anticipated. When an impairment in the value of assets occurs, impairment losses are recognized. Impairment is based on a broad measure of factors. Among others, the Company typically considers future revenues and expenses, technological obsolescence, discontinuance of services and other changes in circumstances that may indicate an impairment.

        The need for the above assumptions and the fact that recognizing an impairment could have a material impact on the financial position and operating results of the Company make the management believe that the accounting estimate related to asset impairment is a critical accounting estimate.

        Impairment losses charged in 2003 relate to customer relationship management software, which was written down to its value in use, real estate held for disposal and certain IT equipment.

Allocation of purchase price

        Accounting for property, plant, equipment and intangible assets involves the use of estimates for determining fair value at the acquisition date and the useful lives of the assets over which the costs of acquiring these assets are charged to the income statement.

        The allocation of the purchase price is highly judgmental and requires extensive use of estimates and fair value assumptions. Further, the depreciation or amortization and impairment of the purchase price allocated to long-lived assets can have an impact on the financial position and operating results of the Company. Based on this, management believes that the accounting estimate related to purchase price allocation is a critical accounting estimate.

Valuation of goodwill

        Under IFRS, goodwill resulting from business combinations is amortized on a straight-line basis over its useful life. The determination of goodwill is dependent on the allocation of the purchase price to individual assets acquired and the liabilities assumed. Such an allocation is based on management's judgment. In addition, the useful life assigned to goodwill is an estimate based on the judgement of management at the time of acquisition.

        Matáv reviews the performance of its subsidiaries regularly and the fair value of the related goodwill is determined if indicators of impairment exist. When there is reason to believe that the goodwill arising from an acquisition is impaired, Matáv records an impairment charge in the depreciation and amortization line of the income statement. Matáv uses estimates in determining fair values and the amount of any goodwill impairment.

        For U.S. GAAP purposes, on January 1, 2002, Matáv adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets". On adoption of SFAS 142, Matáv stopped amortizing goodwill. According to SFAS 142 goodwill has to be tested at least annually for impairment. After initial adoption of the statement, any future impairment is recorded in amortization expense.

        Matáv initially completed the impairment tests in the first half of 2002 for January 1, 2002, then in November 2002 and 2003. As a result, no impairment was recorded under U.S. GAAP.

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

        As none of the subsidiaries of Matáv Group are listed companies, the fair values of the business units and reportable segments are calculated based on the discounted projected cashflows of these units.

Revenue recognition

        Revenues for all services, shown net of VAT and discounts and after eliminated sales within Matáv, are recognized when products and services are provided.

        A proportion of the revenue received is paid to other operators for the use of their networks, where appropriate. These revenues and costs are stated gross in these consolidated financial statements.

        Revenues earned from connecting subscribers to the mobile network are recognized upon service activation in the IFRS financial statements. Revenues and costs from sale of telephone sets are recognized upon delivery.

        Revenues from sale of public phone cards, prepaid mobile cards and prepaid Internet cards are recognized when used by the customers or when expired unused.

        A portion of the fees charged to Matáv customers upon connection to the fixed line network prior to October 15, 1997 represented contributions to the cost of network construction. The capital contribution element of such fees was deferred and is amortized to revenue over the life of the related assets in the IFRS financial statements. Legislation was enacted effective October 15, 1997 eliminating refunds of such fees and signaling the removal of any capital contribution element of future customer fees. Since October 1997, these connection fees are recognized in the IFRS income statement upon connection, reflecting the change in related legislation and the advanced development of the network.

        Under U.S. GAAP, Matáv defers the recognition of customer activation revenues and related incremental customer activation costs (agent commissions) and amortizes them over the expected duration of the customer relationship. Matáv assesses the estimated average duration of the relationship based on historical customer churn. If management's estimates are revised, differences may result in the amount and timing of Matáv's U.S. GAAP revenue for any period. Although this estimate does not have any impact on the future cashflows of the Company, the timing and the amount of the recognition of these revenues can have a significant impact on the revenues and consequently on net income.

Deferred taxes

        Matáv is required to estimate its actual current tax exposure and to assess the temporary differences resulting from differing treatment of items for tax and financial reporting purposes. The principal temporary differences arise from depreciation on property, plant and equipment, impairment of receivables, provisions for liabilities and charges, government loans and tax losses carried forward. These differences result in deferred tax assets and liabilities, which are included in Matáv's consolidated balance sheet. In the course of its tax planning procedures Matáv must assess the fiscal year of the reversal of its deferred tax assets and liabilities. The actual reversal of these timing differences may be different from initial expectations.

        Matáv believes that the accounting estimate related to establishing deferred tax asset balances is a critical accounting estimate since it involves judgmental assumptions about the probability of future taxable income to realize the tax benefit of tax loss carry forwards, and involves assumptions on the timing of the differences reversing.

Impairment loss for doubtful accounts

        Management calculates impairment for doubtful accounts for estimated losses resulting from the inability of Matáv's customers to make required payments. Management bases its estimates on the aging of Matáv's accounts receivable balances and Matáv's historical write-off experience, customer credit-worthiness and changes in Matáv's customer payment terms when evaluating the adequacy of the impairment loss for doubtful accounts.

        Matáv believes that the accounting estimate related to impairment of doubtful receivables is a critical accounting estimate since it involves assumptions about future customer behavior and the resulting future cash collections. If the financial condition of Matáv's customers were to deteriorate, actual write-offs of currently existing receivables may be higher than expected and may exceed the level of the impairment losses recognized so far.

LIQUIDITY AND CAPITAL RESOURCES

        The following table sets forth information concerning the Company's cashflows:

	Year ended December 31,
	2001	2002	2003
	(in HUF millions)
Net cashflows:
From operating activities	196,545	199,043	198,116
From investing activities	(429,550)	(119,941)	(94,701)
From financing activities	230,197	(80,054)	(92,035)
Effect of foreign exchange rate changes on cash and cash equivalents	(371)	(314)	1,901
Change in cash and cash equivalents	(3,179)	(1,266)	13,281
Cash and cash equivalents, beginning of period	13,296	10,117	8,851
Cash and cash equivalents, end of period	10,117	8,851	22,132

        Net Cashflows from Operating Activities.    Matáv's primary source of liquidity is cashflows from operating activities.

        Net cashflows from operating activities increased by HUF 2,498 million in 2002 compared to 2001. The HUF 8,959 million increase in EBITDA was almost fully offset by the HUF 8,719 million increase in interest, commissions and other financial charges paid. In 2002, HUF 8,680 million less provision was utilized for severance than in 2001. The rest of the change in operating cashflow is mainly due to the development of working capital.

        Net cashflows from operating activities decreased by HUF 927 million in 2003 compared to 2002. The HUF 5,417 million increase in EBITDA was mostly offset by the HUF 4,872 million increase in interest, commission and other financial charges paid. Severance provision utilized in 2003 increased by HUF 7,559 million compared to 2002. The rest of the change in operating cashflow is mainly due to the development of working capital.

        Net Cashflows from Investing Activities.    Net cashflows from investing activities are primarily driven by the purchase of subsidiaries and capital expenditures. The HUF 13,459 million spent on purchase of subsidiaries and business units in 2002 represents mainly the additional HUF 11.5 billion paid to DT in connection with the Westel acquisition. In 2003, cash spent on purchase of subsidiaries decreased significantly compared to 2002. Purchase of tangible and intangible assets were HUF 127,747 million in 2001, HUF 109,988 million in 2002 and HUF 90,788 million in 2003.

        Net Cashflows from Financing Activities.    Net cashflows from financing activities are primarily driven by the Company's borrowing activities. Matáv received net proceeds from loans of HUF 249,164 million in 2001, had a net repayment of loans of HUF 69,358 million in 2002 and HUF 68,526 million in 2003. The net proceeds of HUF 249,164 million in 2001 were received to finance the acquisition of subsidiaries. In 2003, Matáv paid dividends to its shareholders in an amount of HUF 23,507 million compared to HUF 11,437 million in 2002. This significant growth is due to the increase in dividend per share from HUF 11 for the year 2001 to HUF 18 for the year 2002 at Matáv Rt. as well as to the payment of dividends by MakTel in 2003.

        Net Working Capital.    Although the Company's current liabilities exceeded current assets at December 31, 2001, 2002 and 2003, Matáv was capable of meeting payables as they fell due from its positive operating cashflow. In addition, Matáv has built up and maintains a significant level of undrawn committed credit facilities which it uses, when necessary, to meet current liabilities as they fall due. Management believes it has adequate working capital to finance the Company's operations.

        At December 31, 2003, Matáv had undrawn committed credit facilities of HUF 8,831 million. These credit facilities, should they be drawn down, are subject to an interest rate of London Interbank Offered Rate ("LIBOR"), Budapest Interbank Offered Rate ("BUBOR") and commercial floating bank prime rates plus a margin depending on the currency and institution providing the facilities. There are pledges on receivables for loans totaling HUF 722 million.

        Indebtedness.    The Company's total indebtedness analyzed by currency is as follows:

	At December 31,
	2002	2003
	(in HUF millions)
Hungarian forint	193,404	313,784
Euro	172,497	496
U.S. dollar	8,106	0

Total	374,007	314,280

        HUF 192,936 million is scheduled for repayment in 2004, HUF 15,660 million is scheduled for repayment in 2005 and HUF 97,007 million is scheduled for repayment in 2006. Matáv expects scheduled repayments of indebtedness to be financed through refinancing by DT, from cashflows from operating activities and from undrawn committed credit facilities. DT has pledged its support for Matáv's financing needs through to June 30, 2005.

        As of December 31, 2003, approximately 47.1 percent of the Company's indebtedness bore interest at variable rates. The Company's Hungarian forint denominated floating rate indebtedness is subject to interest rates between 9.55 percent and 13.82 percent based on various reference rates, including BUBOR and the rate quoted by the National Bank of Hungary. The Company's foreign currency denominated fixed rate indebtedness is subject to a 17.17 percent interest rate, which is based on Euro Interbank Offered Rate ("EURIBOR") plus a margin.

        The five-year bonds issued in 1998 with a total amount of HUF 10 billion were fully repaid in 2003.

        On June 22, 2000, Matáv launched a HUF 45 billion bond program. This program allows Matáv to issue fixed, floating or zero coupon bonds with maturities of between 1 and 10 years. On July 12, 2000, Matáv issued a three-year, fixed rate tranche in the nominal amount of HUF 10 billion. The bonds were sold at an average price of 51 basis points over three-year Hungarian Treasury Bills. On March 21, 2001, Matáv issued a 2.5-year fixed rate 9.25 percent bond in a nominal amount of HUF three billion. The bonds were sold at an average price of 74 basis points over the three-year Hungarian Treasury Bills. These bonds were also redeemed in 2003.

        Matáv's operating revenues and expenses are denominated almost entirely in Hungarian forints. Amounts payable to and receivable from other international carriers, which are denominated in a basket of currencies known as SDRs, are netted against one another and settled primarily in U.S. dollars and Euros. Capital expenditures are denominated partly in foreign currencies, principally U.S. dollars and Euros.

        Certain loan agreements contain covenant restrictions that require the maintenance of pre-defined financial ratios. Breach of those covenants would make HUF 40,550 million (HUF 54,882 million in 2002) due and payable in 30 days if not remedied. At December 31, 2003 the Company was in compliance with these covenants. One of the covenants allows a debt to EBITDA ratio of maximum 2.5 and 3.0 (in the different agreements). The other covenant requires the maintenance of a minimum EBITDA to interest expense ratio of 2.0.

        For the acquisition of a 44 percent stake in MakTel, Matáv received a loan of EUR 301.5 million (HUF 79,985 million) from Deutsche Telekom Finance B.V. on January 15, 2001. The loan is based on a variable rate of EURIBOR plus 30 basis points and repayable in one amount on January 31, 2006. Interest payments are due semi-annually.

        For additional information about market risk sensitive instruments see "Item 11 — Quantitative and qualitative disclosures about market risk".

        In 2000, Matáv approached both Moody's and S&P to initiate rating coverage.

        Moody's initial credit rating for the long term senior unsecured foreign and domestic currency ratings, announced on November 14, 2000, was Baa1, with a stable outlook.

        On December 7, 2000, S&P announced a local currency credit rating of A- with negative outlook, and a foreign currency corporate credit rating of BBB+ with positive outlook. The local currency rating took into account the DT influence, whereas for the foreign currency rating, the positive outlook of the Hungarian sovereign was factored in. On January 3, 2001, S&P raised the long term foreign currency corporate rating of Matáv to A- in line with the Hungarian sovereign, and revised from positive outlook to negative. The rating actions reflected the upgrade of the long term foreign currency issuer credit rating on the Republic of Hungary.

        On February 25, 2002 both Moody's and S&P put DT on negative watch and stated a possible one-notch downgrade of DT referring to pressure to reduce debt and doubts over asset sales. Following this step S&P placed Matáv on negative watch as well, quoting the correlation with DT as the sole justification for a possible downgrade, while emphasizing the satisfactory performance of Matáv.

        Matáv's credit rating was lowered to BBB+ by S&P in April 2002, because of the decreased credit rating of its parent company, Deutsche Telekom AG. S&P sees Matáv as a strategic investment of DT; therefore, it is very likely that S&P rating of Matáv will move parallel with that of DT's in the future as well. Moody's Investors Services ("Moody's"), however, maintained its credit rating of Matáv, while lowering DT's rating in January 2003.

        Both agencies decreased DT's credit ratings because it had substantially increased its outstanding debt to finance acquisitions and investments. Deutsche Telekom is committed to an ongoing debt reduction, and during 2003 it made substantial efforts to reduce its net debt and, as a result, its financial position has been significantly improved. Its rating was affirmed by S&P in July 2003 and has a stable outlook, while currently it is on review by Moody's for a possible upgrade. The risk of Deutsche Telekom being downgraded has decreased compared to early 2003, however, it still has to be considered a risk factor that Matáv's credit rating is linked to a great extent to Deutsche Telekom's.

        In 2003, there was no rating action against Matáv, both S&P and Moody's affirmed the previous credit rating of the Company. Therefore, the present rating of Matáv by Moody's is Baa1, which is one notch better than that of DT's (split rating), while the present rating of Matáv by S&P is BBB+, which is the same as DT's.

        The interest rates on Matáv's current indebtedness contractually are not linked to its credit rating; therefore, Matáv's current interest rates will not increase because of downgrades of Matáv's long term debt ratings. However, any such downgrade may increase the cost of future long term indebtedness if Matáv's credit rating is considered when obtaining financing.

Off-balance sheet arrangements

        Matáv does not have any off-balance sheet arrangements (including contingent liabilities, guarantees, etc.) that have or are reasonably likely to have a current or future material effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. Matáv does not participate in, nor secure, financings for any unconsolidated, limited purpose entities.

Tabular disclosure of contractual obligations

        Matáv's contractual obligations, including commitments for future payments under non-cancelable lease arrangements and short and long term debt arrangements, are summarized below and are disclosed in more details in Notes 18 and 30 to Matáv's Consolidated Financial Statements.

        This table excludes other obligations we may have, such as payroll and related human resource services. Payments under these contracts are based on the level of service required and are excluded from this table due to the uncertainty of the amounts to be paid, if any, as well as the timing of such amounts.

	Payments Due by Period
	Total	Less than one year	1-2 years	3-4 years	Over four years
	(in HUF millions)
Loans and borrowings including finance lease commitments	314,280	192,936	112,667	8,205	472
Operating leases	9,698	2,902	3,319	2,460	1,017
Unconditional purchase agreements	3,404	3,404
Trade and other payables	101,373	101,373

Total contractual cash obligations	428,755	300,615	115,986	10,665	1,489

CAPITAL EXPENDITURES

        The Company's capital expenditures on tangible and intangible assets totaled HUF 127,747 million in 2001, HUF 109,988 million in 2002 and HUF 90,788 million in 2003, including in each year changes in capital expenditure creditors. Capital expenditures include expenditures for (1) the fixed line network, including network operations systems, (2) mobile telecommunications and (3) new products, corporate infrastructure and other assets.

        Capital expenditures for the fixed line segment accounted for 59 percent of total capital expenditures in 2001, 45 percent of total capital expenditures in 2002 and 44 percent of total capital expenditures in 2003. Capital expenditures for the mobile segment totaled 28 percent of total capital expenditures in 2001, 38 percent of total capital expenditures in 2002 and 41 percent of total capital expenditures in 2003. The remaining 17 percent and 15 percent of capital expenditures for 2002 and 2003, respectively, related to the international segment.

        The Company expects gross additions to tangible and intangible assets to be approximately HUF 90 billion in 2004, excluding UMTS related additions and potential acquisitions. The Company expects to be able to finance capital expenditures over the next several years from net cashflows from operations and from borrowings. The Company's actual future capital expenditures will depend on a variety of factors, such as the development of its business and of the Hungarian economy and whether Matáv enters into any new lines of business. As a result, the Company's actual future capital expenditures may be significantly different.

RECONCILIATION TO U.S. GAAP

        The following table shows net income and shareholders' equity under IFRS to U.S. GAAP for the periods indicated:

	Year ended December 31,
	2001	2002	2003
	(in HUF millions)
Net income:
IFRS	82,560	68,128	57,475
U.S. GAAP	82,231	78,153	66,104
Shareholders' equity:
IFRS	460,300	516,144	560,110
U.S. GAAP	445,167	511,036	563,631

        Reconciling adjustments relate principally to the different treatment under U.S. GAAP of deferred revenue, including the adoption of SAB 101, management incentive plan bonds and recognition and amortization of intangible assets. See Note 32 to the consolidated financial statements.

Recent Accounting Pronouncements

        The IASB project "Improvements to International Accounting Standards" effected twelve Standards and resulted in the issue of Provisional Final Drafts on December 17, 2003. Matáv will adopt the relevant changes in these Standards on January 1, 2005, as required by the IASB without early adoption. The most significant changes relevant to Matáv are as follows (none of which is expected to have a significant impact on the financial statements of the Company):

        IAS 16, Property, Plant and Equipment requires the review of useful life and depreciation method to be performed at least at each financial year-end, which is in line with current practice and is therefore not expected to result in significant adjustments.

        When a lease of both land and buildings is concluded, the lease shall be split into two elements, a lease of land and a lease of buildings. Matáv will account for each element according to the requirement of revised IAS 17, Leases.

        Based on the provisions of IAS 21, The Effects of Changes in Foreign Exchange Rates, goodwill and fair value adjustments to assets and liabilities that arise on the acquisition of a foreign entity should be treated as part of the assets and liabilities of the acquired entity and translated at the closing rate.

        The IASB has also published revisions on the financial instruments standards IAS 32 and IAS 39 on December 17, 2003. Matáv believes that these will have no significant impact on the Financial Statements of the Company, as its use of derivatives has become limited.

        In December 2002, the Emerging Issues Task Force reached a consensus in EITF Issue 00-21 ("EITF 00-21"), "Accounting for Revenue Arrangements with Multiple Deliverables". This U.S. GAAP Issue addresses a vendor's accounting for transactions involving the delivery of more than one product or service, and when it is necessary to separate the transaction into individual component deliverables, each with its own separate earnings process. Matáv is required to adopt the provisions of EITF 00-21, for revenue arrangements entered into on or after January 1, 2004. Matáv is assessing the impact that the implementation of this standard will have on its results of operations, financial condition and cashflows.

RESEARCH AND DEVELOPMENT

        Matáv has a separate organization called PKI Telecommunications Development Institute for performance of research and development ("R&D") projects to meet the demands of the rapidly changing market, such as development of its telecommunications networks and service platforms. The institute works in close cooperation with educational institutions (such as Budapest University of Technical and Economic Sciences, Technical College of Budapest, etc.), strategic investors and suppliers and domestic and international development organizations.

        Matáv's R&D effort is facing new challenges due to the convergence of telecommunications, media and information technology.

        Significant resources are devoted to the upgrading of Matáv's digital backbone network. The DWDM technology was introduced to satisfy the backbone network demands that arose in connection with broadband services, such as quick Internet access and broadband IP-VPN. In the last three years Matáv rolled out a wide range of broadband access technologies (ADSL, cable television, optical access network and managed leased line technologies) to satisfy the increased bandwidth demand. To widen the choice of broadband services, Matáv started to examine the Video on Demand system, in terms of its basic principles, technical feasibility, network load impacts, possibility for introduction and widespread use, and resource needs. The Company developed new multimedia applications like IP based video and audio conference systems (VideoChat, VoiceChat). These applications ensure the real-time connections between people via Internet or Intranet networks.

        Matáv is continuously developing its data communications and IP network and services to meet broadband demands. The Company developed its first concept of a national, high-speed IP network built on DWDM and Gigabit Ethernet. Under this program the components of Matáv's IPv6 protocol pilot network were identified. Matáv made preparations to introduce Ethernet technology in its network.

        The Company has laid down the foundations of city networks ("CityNets") to satisfy special demands of our key customers. In addition to the development of the city portal in Debrecen, Matáv developed and introduced a local tax return completion support and service system called WebAdó (WebTax). Matáv also developed a system for remote reading of utility meters.

        As an additional feature to the existing voice mail service, the subscribers of the fixed network can be informed of a receipt of a message by an SMS sent to their GSM mobile telephone. PKI developed a public Internet terminal where payment is processed by chip cards. In addition to its traditional telephony and Internet browser function, the terminal is capable of supporting data transfer of almost all existing multimedia forms, such as Internet telephony, video telephony and the downloading of data even to mobile phones. The preparation of the public payphone system to support the new Eurochip III type phonecards has been started.

        The Company is making preparations for interconnection and convergence of the currently separate voice and data networks. The Next Generation Network ("NGN") concept has been espoused as a long term project. Matáv does not plan to develop its traditional (such as PSTN/ISDN) network further except for maintenance and legal compliance purposes. The key focus instead will be on development of technologies and networks compatible with or forming a part of NGN, such as Voice over Internet Protocol ("VoIP").

CLOSE COOPERATION BETWEEN MATÁV AND T-SYSTEMS INTERNATIONAL

        T-Systems is Europe's second-largest systems provider with offices in over 20 countries that offers a complete range of services: supporting complex system implementation projects including planning, development, implementation and integration, as well as operation of system solution. T-Systems International is represented in Hungary by its subsidiary, T-Systems Magyarország Kft. along with its affiliated companies, such as T-Systems Unisoftware Kft., T-Systems Dataware Kft. and T-Systems RIC Kft.

        On February 15, 2002 T-Systems and Matáv Rt. founded T-Systems RIC in Budapest. The goal was to establish a research and development center for innovative convergent solutions involving information telecommunications technologies and to promote regional economic development. T-Systems RIC serves as the primary center for the development of Application Service Provision ("ASP") solutions and plays an important role in the development of convergence solutions for the Telecommunications, Information Technology, Multimedia, Entertainment and Security Services ("T.I.M.E.S.") markets. In addition to its purely R&D function, the center also serves as an incubation bed for technological development to strengthen the region's overall competitive position and attractiveness for investors.

        In August 2003, Matáv decided to accept the proposal of T-Systems Unisoftware Kft. for the modernisation of customer service at Matáv's Residential Service LoB and implementation of an advanced Customer Relationship Management ("CRM") system. These system improvements enable Matáv to serve its customers and fulfil their needs at a higher level giving Matáv a great advantage in the competitive telecommunications market.

        T-Systems and MATÁV also entered into a joint agreement in the Hungarian system integration market. The two organizations work together in sales and project implementations to leverage synergies and provide better market coverage.

ENVIRONMENT PROTECTION

        Due to the nature of its business, Matáv's operations do not adversely affect the environment to any significant degree, however, in view of the principles of sustainable development, Matáv is paying a close attention to environmental protection.

        The Company's commitment for environmental protection is indicated by Matáv's signing of the Environmental Charter of the European Public Telecommunications Network Operators' Association ("ETNO"). A directive regulating the environmental operations of Matáv has been prepared; it provides the responsibilities of the parties involved and forms the basis for its environmental policies. Environmental protection is an independent process at the Company in compliance with the ISO 9001 framework system.

        In order to control negative impacts and to improve the environmental performance on a continual basis in areas of the operations with potentially significant environmental impact, ISO 14001 environmental management systems have been implemented.

        To inform interested parties, Annual Environmental Reports have been published since 2000. The Company has annually presented its performance in this area at group level starting in 2002.

        Since 1998, Matáv has annually organized its Environmental Round Table Discussion aimed at presenting its environmental achievements, as well as to learn the problems of other participating parties and to answer their questions. Among the parties participating in these forums are the Communications Authority, the Ministry of Environment and Water Management, the Environmental Protection and Nature Conservation Authority, Directorates of National Parks, non-governmental organizations for environmental protection and nature conservation, research institutes as well as Matáv Rt. and its subsidiaries.

        One of the main negative environmental impacts of Matáv is its electricity consumption, which is used by the Company primarily for the operation of telecommunications equipment and secondly for operation of buildings. In order to reduce consumption, pilot programs were launched to use renewable resources. Additionally, an analysis is being conducted to examine the scope of application of advanced energy saving telecommunications equipment.

        Considerable steps have been taken to reduce the fuel consumption of vehicles, for example, by making employees aware of alternative communication applications (such as audio and video conferences) to reduce the number of business trips in the area of internal communications.

        The reduction of paper consumption has been strengthened in the last years. The roll-out of electronic administration and inventory systems has largely contributed to this progress.

        The underground gasoline tanks for diesel generators, which ensure the continuity of Matáv's services, pose a potential risk to the soil and the underground waters. To mitigate this risk, Matáv Rt. has implemented a program aimed at making these tanks double-walled, thereby providing compliance with the law and preventing the risk of deleterious environmental impact.

        Matáv, like other info-communications service providers, collects and administers wastes from applied technologies in compliance with relevant regulations. The Company then transfers them to licensed professional companies for further handling and destruction, while making an effort to reutilize (recycle) as much of these wastes as possible. The aim is to process and recycle valuable metal, plastic and electronic wastes from outdated devices, which are large in quantity due to the shortening life-cycle of info-communication technologies.

        In addition, emission of electro-magnetic radiation is associated mainly with the operations of Westel. In developing its infrastructure, Westel observes the Hungarian national standard MSZ 16260-86, that provides the maximum level of such radiation allowed in the vicinity of base stations. Matáv Group companies also observe the Hungarian national standard MSZ/T-17200-9, which regulates the location of antennas.

        Central European companies and Non-Governmental Organizations were eligible to participate in the Central European Environmental Reporting Award ("CEERA") in 2003 that recognized the quality of environment reporting filed by qualified entrants. Based on the decision of the independent jury (Environmental Department of the European Bank for Reconstruction and Development, World Business Council for Sustainable Development, Central European University, Central European Environmental Center and a Hungarian environmental journalist), Matáv won the second place in the competition for its 2002 Annual Environmental Report.

RISK MANAGEMENT POLICIES

        It is the Company's policy that all disclosures made by the Company to its security holders or the investment community be accurate and complete, and fairly present the Company's financial condition and results of operations in all material respects. Such disclosures should be made on a timely basis as required by applicable laws, rules and regulations, including by-laws of the Budapest Stock Exchange and rules adopted by the U.S. Securities and Exchange Commission ("SEC"). In order to achieve these objectives, Matáv formed a Disclosure Committee and developed and has continuously enhanced its risk management policies.

  Risk Management Policies

        Risk management at Matáv includes identification, assessment and evaluation of risks, development of necessary action plans, as well as monitoring of performance and results. For risk management to be efficient it has to ensure that management take business decisions with full awareness of the risks involved. Since taking risks is an essential element of all business decisions, risk management is not equal to the total elimination or minimization of risks. It means that decisions to achieve the Company's objectives are made based on both expected benefits and foreseeable risks.

        In 1999, Matáv established a formalized system of risk management. In 2000, the Company set up a department to co-ordinate all risk management tasks. This system was integrated into the risk management system of Deutsche Telekom in 2002.

        All risks related to material internal and external operations, financial and legal compliance and other risks are evaluated and managed by a well-defined internal mechanism. A risk management handbook and a CEO directive on risk management were published. A risk management course was developed for employees handling the risk management software in all organizational areas. Risk items influencing the operations of Matáv are reviewed quarterly throughout the group. All departments and subsidiaries of Matáv Rt. are obliged to identify and report their activity-related risk on a quarterly basis. After evaluation of these risks, results are reported to Matáv's management and to Deutsche Telekom.

        Following the release of the Sarbanes-Oxley Act, Matáv decided to enhance its risk management procedures. As this new law requires prompt disclosure of all risk items influencing investors' decisions,

Matáv complemented its quarterly risk reporting system with a continuous reporting procedure which requires all departments and subsidiaries of Matáv Rt. to enter into the risk monitoring software on a real-time basis any material fact, information or risk that comes to their knowledge. Risk information created in the software is monitored daily by the risk management organization and the CFO is notified should a material risk or information emerge.

        A CEO directive was issued defining the responsibilities of each Matáv employee in risk monitoring and management. In addition, an e-learning course was created to train Matáv's employees on requirements on the Sarbanes-Oxley Act, the Company's enhanced reporting and corporate governance obligations and the improved risk reporting procedures. The completion of this course has been made compulsory for all Matáv employees.

  Disclosure Committee

        Matáv established a Disclosure Committee on July 31, 2003. The Disclosure Committee acts both in plenary meetings and through its members acting individually. It supports the CEO and the CFO in fulfilling their responsibility to oversee the processes that assure the accuracy and timeliness of the disclosures made by the Company.

        The Committee is made up of individuals who are knowledgeable in the significant and diverse aspects of Matáv's business, finances and risks. The members of the Disclosure Committee are:

  •
  Director of Group Accounting (Chairman)

  •
  Director of Group Legal Branch

  •
  Director of Group Human Resources Management and Training Branch

  •
  Head of the Secretariat of the Chairman-CEO

  •
  Head of the External Reporting and Statistical Department

  •
  Head of the Group Investor Relations Department

  •
  Head the Group Risk Management and Business Continuity Department.

        Head of Internal Audit is a permanent invitee.

        Principle responsibilities of the Disclosure Committee are the follows:

  •
  preparation of all SEC and Budapest Stock Exchange filings of the Company (e.g. Form 20-F and Registration Statements) and local annual/interim reports that subsequently are submitted on Form 6-K;

  •
  monitoring and recommendation of all disclosure controls and procedures;

  •
  determination of the content of general rules and instructions issued to preparers of all SEC filings of the Company; and

  •
  recommendations as to the materiality of the information and the procedures regarding the CEO and CFO certifications required by the Sarbanes-Oxley Act.

ITEM 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Board of Directors

        Under the Hungarian law, the Board of Directors is responsible for the Company's management and decides on matters other than those that must be determined by shareholders. The Board of Directors is required to report annually to the shareholders at the general meeting of the shareholders and quarterly to the Supervisory Board on the business administration, state of assets and business policy of the Company.

        Pursuant to the Company's amended Articles of Association, the Board of Directors consists of a minimum of six and a maximum of 11 members elected at the annual general meeting of the shareholders for a term of one year. One of the current directors was nominated by the holder of the Series "B" share pursuant to the Articles of Association; six of the current directors were nominated by MagyarCom and two of the current directors were elected upon proposal by other shareholders of the Company.

        Meetings of the Board of Directors are held at least four times a year. Meetings of the Board of Directors require the presence of six members for a quorum. Each member has one vote. The Board of Directors passes resolutions by simple majority vote.

        On December 31, 2003, the members of the Board of Directors, their principal occupations and the years of their original election were as follows:

Name	Age	Principal Occupation	Member since
Elek Straub	59	Chairman and Chief Executive Officer of Matáv	1995
Dr. Sándor Csányi (1)	51	Chairman and Chief Executive Officer of OTP Bank	2000
Dr. István Földesi (2)	54	International business advisor	2003
Jan Geldmacher	42	Director of Telecommunications Services of T-Systems International	2002
Michael Günther	59	Chief Officer of T-Mobile International responsible for Joint Venture Management	2002
Dr. Klaus Hartmann	42	Chief Financial Officer of Matáv	2000
Horst Hermann	49	Senior Executive Vice President of T-Com	2003
Dr. Mihály Patai	50	Chairman and Chief Executive Officer of Allianz Hungária Biztosító	1998
Dr. Ralph Rentschler	43	Member of the Management Board of T-Com, Finance and Controlling Function	2003

(1)
Resigned on November 26, 2003

(2)
Representative of the holder of the Series "B" Share

Other Principal Directorships of Members of the Board of Directors

Name	Position held	Company
Elek Straub	Chairman of the Board of Directors	Westel
Dr. Sándor Csányi	Chairman of the Board of Directors Member of the Board of Directors Chairman of the Supervisory Board Chairman of the Supervisory Board	OTP Bank Rt. MOL Rt. OTP Garancia Biztosító Rt. Csányi Pincészet Rt.
Dr. István Földesi	Member of the Board of Directors President	Slager Ltd. EuroAccess Ltd.

Jan Geldmacher	Head of the Supervisory Board Member of the Supervisory Board Member of the Supervisory Board	Infonet Deutschland GmbH T-Systems Japan T-Net Pro
Michael Günther
Member of the Board of Management
Member of the Supervisory Board
General Manager

Chairman of the Board of Directors
Chairman of the Board of Directors
Vice-Chairman of the Board of Directors
Vice-Chairman of the Supervisory Board
Vice-Chairman of the Board of Directors
Member of the Supervisory Board
Vice-Chairman of the Supervisory Board
Member of the Supervisory Board
Member of the Board of Directors (until March 2003)
T-Mobile International AG, Germany
T-Mobile Deutschland GmbH, Germany
T-Mobile Worldwide Holding GmbH (former
Smaragd Telekommunikationsdienste GmbH)
T-Mobile Czech Republic (former RadioMobil a.s.)
EuroTel Bratislava, a.s., Slovakia
Westel
Polska Telefonia Cyfrowa Sp. Z. o.o., Poland
Mobile Telecommunications Systems (MTS), Russia
Hrvatske Telekomunikacije d.d. Zagreb, Croatia
HT mobilne Komunikacije, Croatia
Zeta GmbH, Germany
Cmobil B.V., The Netherlands
Dr. Klaus Hartmann	Member of the Board of Directors	Westel
Horst Hermann	Chairman of the Board of Directors Member of the Board of Directors Member of the Board of Directors Chairman of the Board of Directors Chairman of the Supervisory Board	Stonebridge AD MakTel, Macedonia MobiMak Slovenske Telekomunikacie, a.s.,Slovak Republic Hrvatske Telekomunikacije d.d. Zagreb, Croatia
Dr. Mihály Patai	Chairman of the Board of Directors Member of the Supervisory Board	Allianz Hungária Biztosító Rt. Siemens Rt.
Dr. Ralph Rentschler	Member of the Board of Directors Member of the Supervisory Board Member of the Supervisory Board Member of the Supervisory Board Member of the Supervisory Board
Slovenske Telekomunikacie, a.s.,Slovak Republic
Hrvatske Telekomunikacije d.d. Zagreb, Croatia
Deutsche Telekom Network Projects & Services GmbH
DeTe Fleet Services GmbH
CAP Customer Advantage Program GmbH

Biographies of Members of the Board of Directors

        Elek Straub.    Mr. Straub graduated in electrical engineering and business administration from the Budapest Technical University. He has served as Chairman of the Board of Directors since January 1996. He served as the Head of IT Department of the Ministry of Labor from 1970 through 1980. From 1980 through 1990, he was first the Head and later the Vice President of the IT Division of the Central Statistical Office of Hungary. From 1990 to 1995, he was the General Manager of IBM Hungary. In 1995, he joined Matáv. Mr. Straub became a member of the Operating Committee in 1995, Chairman of the Executive Committee in 1996 and Chairman of the Management Committee in 2000.

        Dr. Sándor Csányi.    Dr. Csányi Ph.D. has a degree in finance from the University of Economics, and he is a certified price analyst and a chartered accountant. He started his career at the Ministry of Finance in 1974 and worked for the Ministry of Agriculture between 1983 and 1986. He became Head of Department at Hungarian Credit Bank (Magyar Hitelbank) in 1986 and served as Deputy CEO of the Commercial and Credit Bank (Kereskedelmi és Hitelbank) between 1989 and 1992. He has been Chairman and CEO of OTP Bank (National Savings and Commercial Bank Ltd.) since 1992.

        Dr. István Földesi.    Dr. Földesi took his degree in economics in 1972 and graduated with a Ph.D. in 1974. He spent twenty years as a diplomat in various economy-politics posts in London, Madrid and Washington. At the end of the 1980's he was an advisor to the Prime Minister and participated in the round table negotiations resulting in political and economic changes. In 1991, upon the invitation of OECD, he became the advisor of the international organization. He has been working as an international business advisor since 1992. Between 1994 and 1999, Mr Földesi was the member of the Board of Directors of Matáv and until 1996 he acted as the Chairman of the same body. In 2003, he was appointed as the Member of the Board of Directors of Matáv again.

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

        Michael Günther.    Mr. Günther has been Chief Officer of T-Mobile International AG responsible for Joint Venture Management since June 2001. He was there Chief Financial Officer since February 2000. After an internship at Osram GmbH in Berlin in the commerce area Mr. Günther studied business administration at the universities of Berlin and Hamburg. In 1971 he started his carrier at Philips-Konzern where he was a commercial executive. From 1987 to 1993 Mr. Günther was member of the Board of Directors of Philips Kommunikations Industrie AG in Nuremberg responsible for controlling, finance and accounting, as well as information processing. In 1994 he joined DeTeSystems, a DT subsidiary, as commercial director. In 1996 Mr. Günther joined DT where he acted as head of financial and controlling division responsible for business customers. From September 1997 to August 2000, Mr. Günther has served as the financial and controlling director at T-Mobile.

        Dr. Klaus Hartmann.    Dr. Hartmann graduated with a Ph.D. in Economics. He also holds an MBA from the University of Birmingham. Prior to his employment with DT, he worked for Arthur Andersen in Germany and as treasurer and operational controller for a subsidiary of the BICC Group. He joined DT in 1995 as Manager of International Capital Markets and became Corporate Treasurer of Global One, a joint venture of DT, France Telekom and Sprint in 1997. He returned to DT's Bonn Headquarters as Senior Advisor to the CFO in April 2000. He was appointed CFO of Matáv and Vice-Chairman of its Management Committee in November 2000.

        Horst Hermann.    After graduating in engineering Mr. Hermann joined DT as an operations manager in the Telecommunications Office in Bonn in 1978 being in charge for various network projects. In 1990 he began to work at the Headquarters of DT for Corporate Strategy and Regulatory Policy. From 1994 until 1996 he had the responsibilities of an Assistant Managing Director in Business Development and Finance at DT's regional Headquarters in Singapore covering the Branch Offices in Hongkong and New Delhi, as well. From 1996 until 1998 Mr. Hermann returned to DT's Headquarters for a strategic Planning position. In April 1998, he joined Matáv being in charge for Strategy, Business Development and M&A. On January 1, 2002 he was promoted to Chief Strategy and International Officer being also responsible for Matáv's Business Portfolio, MakTel and Matáv's Group policy for Media. In June 2003, Mr. Hermann took over the responsibilities of the Affiliate Management for DT's Central Eastern European telecom operations, such as Matáv, HT (Hrvatske Telekomunikacije) and ST (Slovenske Telekomunikacie).

        Dr. Mihály Patai.    Dr. Patai started to work at the National Bank of Hungary in 1976 and joined the Financial Research Institute in 1978. Between 1982 and 1988, he served at the Ministry of Finance, Department of International Finances. He became Chairman of the Board at General Banking and Trust Company Ltd. In 1988, he joined the World Bank, Washington DC, then worked as Bank and IFC alternate executive director. He became managing director of Kereskedelmi Bank Rt. in charge of International and Foreign Exchange Operations in 1993 and was appointed Chairman and CEO at

Budapest Investment International Inc. in 1996. He has been Chairman of the Board and CEO of Allianz Hungária Biztosító since 1996.

        Dr. Ralph Rentschler.    Mr. Rentschler is CFO of T-Com since 2001. After studying economics and gaining a doctorate he worked for four years for Robert Bosch GmbH as an expert advisor on business principles and methods. His areas of responsibility included investment analysis and cost accounting. Later he was Commercial Manager of the Brand Optics Division at Carl Zeiss, where he managed Accounting, Controlling, Data Processing and Purchasing. Mr. Rentschler was Head of Group Controlling and the Planning and Reporting Departments at Carl Zeiss from 1992 to 1997. His area of responsibility included production and investment controlling, controlling of affiliated companies, M&A as well as strategic planning. He was also responsible for the accounting of various factories.

Management Committee

        Pursuant to the Company's amended Articles of Association and the amended Rules of Procedure of the Board of Directors, the Board of Directors established a Management Committee in 2000, which is empowered to carry out the day-to-day operations in accordance with the annual business plan. During the year of 2003, the Management Committee consisted of eight members who also were the eight chief officers of Matáv. The eight members are as follows:

Name	Age	Position	Member since
Elek Straub	59	Chairman and Chief Executive Officer	2000
László Bodnár	55	Chief Services and Logistics Officer	2000
Dr. Klaus Hartmann	42	Vice-Chairman and Chief Financial Officer	2000
Horst Hermann (1)	49	Chief Strategic and International Officer	2002
Christopher Mattheisen	42	Chief Officer, Head of Residential Services LoB	2002
Manfred Ohl (2)	56	Chief Technical Officer, Head of Network Systems LoB	2000
Dr. Tamás Pásztory	52	Chief Human Resources and Legal Officer	2000
Zoltán Tankó	46	Chief Officer, Head of Business Services LoB	2000

(1)
Until June 1, 2003. From June 1, 2003, András Balogh is the Acting Chief Strategic and International Officer.

(2)
Until April 30, 2004. His successor has not been appointed yet.

Other Principal Directorships of Members of Management Committee

Name	Position held	Company
Elek Straub	Chairman of the Board of Directors	Westel
Lászlo Bodnár	None
Dr. Klaus Hartmann	Member of the Board of Directors	Westel
Horst Hermann	Chairman of the Board of Directors Member of the Board of Directors Member of the Board of Directors Chairman of the Board of Directors Chairman of the Supervisory Board	Stonebridge AD MakTel, Macedonia MobiMak, Macedonia Slovenske Telekomunikacie, a.s.,Slovak Republic Hrvatske Telekomunikacije d.d. Zagreb, Croatia
Christopher Mattheisen	None
Manfred Ohl	Member of the Board of Directors	Westel

Dr. Tamás Pásztory	Chairman of the Supervisory Board Member of the Board of Directors Member of the Board of Directors	Investel Rt. Axelero Rt. Westel
Zoltán Tankó	Chairman of the Supervisory Board	Linum Foundation

  Biographies of Chief Officers

        Elek Straub, Chairman and Chief Executive Officer. See "Biographies of Members of the Board of Directors" above.

        László Bodnár, Chief Services and Logistics Officer. Mr. Bodnár is responsible among others for the coordination of Matáv's Information Technology activities. He joined the Miskolc Post Directorate in 1971 and served in positions with increasing responsibilities. He was Director of the Sopron Post Directorate from 1989 until 1990 and Head of the Sopron Telecommunications Directorate from 1990 until 1999. In 1998 and 1999, he supervised the modernization of Matáv's organization. Since January 1, 1999, he served as Director of the West Hungary Technical Directorate.

        Dr. Klaus Hartmann, Chief Financial Officer. See "Biographies of Members of the Board of Directors" above.

        Horst Hermann, Chief Strategic and International Officer. See "Biographies of Members of the Board of Directors" above.

        Christopher Mattheisen, Chief Officer, Head of Residential Services LoB. Mr. Mattheisen studied economics and finance at Indiana University of Bloomington and at Columbia University, New York. He first came to Hungary in 1990 to start a strategic planning and business consulting company. In 1993, in his capacity as a marketing manager of US West International, Mr. Mattheisen helped to launch the Hungarian, Polish and Czech mobile service operators. He worked as marketing and sales director of Westel between 1993 and 1996. In 1997, he ran the sales and marketing activities of MediaOne in London and later worked in Britain as the business, sales and marketing director of BT's Cellnet. On September 1, 2002 Mr. Mattheisen took up the job of chief officer of Matáv's Residential Services LoB.

        Manfred Ohl, Chief Technical Officer, Head of Network Systems LoB. Mr. Ohl managed Operation and Maintenance of international terrestrial and satellite transmission systems at DT until 1984. Afterwards he was regional director for planning construction, operation and maintenance of networks. After 1989 he was responsible for network construction in Eastern Germany as well as investments of the technical division. From 1995 he was Head of the Technical Directorate of DT. He joined Matáv as a Chief Technical Officer on January 1, 1999. From January 1, 2002 he is also Chief Officer Network Systems at Matáv.

        Dr. Tamás Pásztory, Chief Human Resources and Legal Officer. Dr. Pásztory graduated in law and organization engineering. He has been the Executive Director of the Human Resources Branch since Matáv's establishment. He was appointed Deputy Chief Officer of Matáv in July 1995 and Chief Human Resources and Legal Officer of Matáv in February 1996. He joined Matáv's predecessor in 1969 and has been in various positions in the human resources area since 1980. His professional expertise includes top-level corporate governance, multinational business, change management, transformation of companies and corporate groups, as well as business operations.

        Zoltán Tankó, Chief Officer, Head of Business Services LoB. Mr. Tankó graduated at the Budapest Technical University in electrical engineering. He started as an IT development engineer for Budapest Radio Technology Enterprise in 1980 and for Kõbánya Pharmaceuticals in 1982. He had several positions at Mûszertechnika (Instrument technology) starting in 1984, including Chief Telecommunications Officer starting in 1990. He became Director of Matáv's Business Communications Branch in February 1996.

Supervisory Board

        The Supervisory Board is responsible for supervising the administration and control of the Company and for assuring that the Company meets Hungarian legal requirements and the provisions set out in its governing instruments. The Supervisory Board reviews every significant report delivered at the general meeting of the shareholders, proposals by the Board of Directors, financial statements and proposals regarding profit distribution. The Supervisory Board also prepares a report on these topics for the annual general meeting of shareholders.

        Pursuant to the Articles of Association, the Supervisory Board consists of minimum three and maximum fifteen members elected by the shareholders for terms of one year each. The Works Council nominates one third of the Supervisory Board members in accordance with the rules set out to guide the election of employee members. The holder of the Series "B" share has the right to nominate one member of the Supervisory Board. Meetings of the Supervisory Board require a quorum of six members.

        On December 31, 2003, the members of the Supervisory Board, their principal occupation and the years of their original election were as follows:

Name	Age	Principal Occupation	Member since
Géza Böhm	51	Chairman of Hungarian Telecommunications Trade Union	2002
Attila Csizmadia (1)	54	Ministry of Finance, Chief Counsellor	2003
Arne Freund	35	Senior Executive Vice President — Controlling, T-Com	2003
Wolfgang Hauptmann	41	Senior Executive Vice President, T-Com	2003
Gellért Kadlót	54	Chairman of the Workers' Council of Domestic Carriers Division, Member of the Central Works Council	2002
Joachim Kregel	51	Head of Group Auditing at Deutsche Telekom AG in Bonn, and member of the Group Committee for Organizational Projects and of the Central Consulting Committee	2000
Dr. Klaus Nitschke	43	Senior Executive Vice President, T-Com	2002
Dr. László Pap	60	Budapest University of Technology, Professor, Strategic Vice-rector	1998
Péter Vermes	57	Chairman of Matáv's Central Workers' Council	1995

(1)
Representative of the holder of the Series "B" Share

Other Principal Directorships of Members of the Supervisory Board

Name	Position held	Company
Géza Böhm	None
Attila Csizmadia	Member of the Supervisory Board	Postaautó Tisza Rt.
Arne Freund	None

Wolfgang Hauptmann	Member of the Board of Directors Member of the Board of Directors Member of the Supervisory Board Member of the Board of Directors Member of the Managing Board	Westel MakTel T-Systems RIC Kft. T-Systems Switzerland MagyarCom Holding GmbH., Bonn
Gellért Kadlót	None
Joachim Kregel	Member of the Supervisory Board	Hrvatske Telekomunikacije d.d. Zagreb, Croatia
Dr. Klaus Nitschke	None
Dr. László Pap	None
Péter Vermes	None

Biographies of Members of the Supervisory Board

        Géza Böhm.    Mr. Böhm has been working with Matáv and its legal predecessor since 1970. His functions have been foreman, administrator in charge of transmission investment and SDH project leader. He has been officer of the Workers' Council since 1993. Since March 2002, he has been the Chairman of the Hungarian Telecommunications Trade Union.

        Attila Csizmadia.    Mr. Csizmadia graduated as a telecommunications engineer. Between 1968 and 1983 he worked at the Budapest Telephone Directorate as a technician, then held various managerial posts. In 1983, he became senior staff member at the General Directorate of the Hungarian Post. From 1986 to 1990 he was senior staff member and Head of Telecommunications Department at the National Planning Office. From 1990 he has worked as Head of Department and chief counsellor in the Ministry of Finance. He also took part in the work of various inter-departmental committees and consulting bodies dealing with IT and communications issues. From 1991 to 1992 and in 1994 he was member of the Supervisory Board of Matáv.

        Arne Freund.    After graduation in Industrial Economics at the Technical University of Berlin, Mr. Freund joined Deutsche Telekom in 1995 and worked for 5 years with Group Controlling in several positions. From July 2000 to July 2002 he was in charge of Board Support for the Chief Financial Officer of DT. Since July 2002 Mr. Freund has taken responsibility for T-Com Controlling as Senior Executive Vice President.

        Wolfgang Hauptmann.    Mr. Hauptmann gained his degree as electrical engineer. He joined DT in 1992 and became Head of Department, Branch Office Mannheim in the same year. From 1994 to 2000 he worked as a Project Manager of the International Division, DT, when he became Head of Region Western Europe. Since July 2002, Mr. Hauptmann serves as the Head of Alliance Management, T-Com, International Business.

        Gellért Kadlót.    Mr. Kadlót has been working with Matáv since 1970, focusing first on operations, and later on development. Currently, he coordinates the cooperation between the local telecommunications operators and Matáv within the Domestic Carriers Division. Since 1996, he has been the Chairman of the Workers' Council of the Domestic Carriers Division.

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

        Dr. Klaus Nitschke.    Mr. Nitschke studied in Genetic Engineering in Hannover, Boston and Cologne. After receiving his Ph.D. at the Max-Planck-Institute in Cologne in 1992, he started his career with Dicke & Associates Management Consultants. He gained professional experience at consulting companies in the fields of value based company management, strategic development, company mergers and acquisitions. Between September 2000 and March 2002 he was Chief Operating Officer at Bertelsmann eCommerce Group. Today, as Senior Executive Vice President, Dr. Nitschke is leading Strategy Development at T-Com.

        Dr. László Pap.    Mr. Pap graduated from the Technical University of Budapest as a Telecommunications major. He earned his Ph.D. in 1980 and Doctor of Sciences (the highest degree awarded by the Hungarian Academy of Sciences) in 1992. He has been a professor of the Electrical Engineering Department and Head of the Department of Telecommunications at the Budapest Technical University since 1967. He has obtained numerous patents for his inventions. He is Vice President of the Scientific Society of Telecommunications, a member of the editorial board of the periodical World of Nature, a member of the Hungarian Society of Inventors, and an expert of the Hungarian Space Research Governmental Committee.

        Péter Vermes.    Mr. Vermes became a qualified technician in 1972, graduated as a telecommunications engineer in 1975 and as teacher of technical sciences in 1978. Between 1972 and 1986, he worked for the Budapest Regional Directorate and between 1986 and 1997 for the Long-Distance Telecom Directorate. He currently works for the Operations and Maintenance Directorate. He has been Chairman of Matáv's Central Workers' Council since 1993. He was elected as the employees' representative on the Supervisory Board in 1995 for the first time.

Indemnification of the Board of Directors and the Supervisory Board

        Pursuant to the Company's amended Articles of Association, to the extent permitted by law, the Company is required to indemnify each current and former member of the Board of Directors and the Supervisory Board in certain circumstances. Generally, if such an individual is liable for certain costs or damages in connection with his board position and has acted in good faith, the Company must indemnify him. The Company may maintain insurance on behalf of any member of the Board of Directors or the Supervisory Board against any liability asserted against him and incurred by him in any such capacity, whether or not the Company would have the right to indemnify him against such liability.

Statement of the Board of Directors

        "The role of the Board of Directors is to act on behalf of the shareholders in ensuring that Matáv operates in a manner that safeguards the interests of shareholders all over the world. Our conduct as Matáv's governing body will be continuously consistent with performing our fiduciary responsibility and the following values:

•
accountability to our shareholders;

•
openness to scrutiny;

•
transparency of all decisions taken; and

•
deliberation that will be fair and open but also efficient, timely and orderly.

        By accepting to serve on Matáv's Board we have committed ourselves not to spare neither time nor effort in order to earn the trust of those who have invested in the future of this Company."

Compensation of Directors and Officers

        For the year ended December 31, 2003, the aggregate compensation of the Board of Directors was HUF 8.9 million.

        For the year ended December 31, 2003, the aggregate compensation of the members of the Supervisory Board was HUF 8.8 million.

        For the year ended December 31, 2003, the aggregate compensation of the members of the Management Committee was HUF 607 million.

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

        The Audit Committee, as a permanent committee of the Supervisory Board, assists in the appointment of independent auditors to be elected by the annual general meeting and reviews the scope of external audit services. It advises the Supervisory Board regarding the approval of all audit and non-audit services to be performed by the external auditor. The Audit Committee also reviews the annual financial statements of Matáv, taking into account the results of the audits and reviews performed by the independent auditors. The Audit Committee also reviews financial reports submitted to the stock exchanges, banks and regulatory bodies as well as reports prepared by the Company's internal auditors. Members of the Audit Committee are Wolfgang Hauptmann, Joachim Kregel and Dr. László Pap. The Audit Committee holds at least three meetings each year.

        The Remuneration Committee makes proposals to the Board of Directors regarding the employment and dismissal, as well as remuneration of executive officers, including setting and evaluating bonus targets. Members of the Remuneration Committee are Horst Hermann, Dr. Ralph Rentschler and Dr. Mihály Patai. The Remuneration Committee holds at least two meetings each year.

Employees

        Matáv employed 14,710 persons as of December 31, 2003. The following table provides information concerning the number of full-time employees, including full-time equivalents, of Matáv Rt. and its consolidated subsidiaries:

	2001	2002	2003
Matáv Rt.:
Average number of employees	9,864	9,242	8,389
Number of employees at period end	9,298	9,153	8,071
Matáv Rt. and its consolidated subsidiaries:
Average number of employees	16,914	16,385	15,231
Number of employees at period end	16,633	16,114	14,710

        The following table provides information on the breakdown of Matáv Rt.'s employees by activity at December 31, 2003:

Branches	Number of employees
Operation and maintenance	4,008
Business services	507
Residential services	1,479
Logistics	672
Finance	597
Research and development	156
Human Resource and Legal	488
Other support	164

Total	8,071

        Workforce Reduction and Redeployment.    Centralization, technological improvements and attrition have allowed the Company to reduce the size of its workforce. While overall personnel levels are falling, the number of highly skilled employees is increasing. Matáv expects to further reduce the number of its employees. Access lines per fixed line employee increased from 264 at December 31, 2000 to 347 at December 31, 2003. In 2003, Matáv Rt. carried out a restructuring program including a 12 percent headcount reduction. The objective of the restructuring program was to redefine the focus of the Company's operation and consumption patterns. Matáv reallocated substantial human and financial resources to the mobile communications, data communications and Internet areas.

        Employee Representation and Labor Relations.    Matáv Rt. has entered into a collective bargaining agreement with the Hungarian Telecommunications Trade Union. The agreement, which can be terminated by either party with three months' notice, applies to all Matáv Rt. employees except for the Chief Executive Officer, regardless of their union membership status. Wage terms in the agreement must be renegotiated annually. Under the agreement, employees are generally entitled to specific periods of notice before termination. Furthermore, employees are entitled to a specific amount of severance pay, which depends on the tenure of the employee. Employees are also entitled to welfare benefits as discussed below.

        In addition to the collective bargaining agreement, Matáv's employees are generally covered by the Hungarian Labor Code, Law XXII of 1992, as amended, which imposes various restrictions on the involuntary termination of employment. The Hungarian Labor Code protects employee interests through two different labor organizations: the Trade Union and the Works Council. The Trade Union, as the

official representative of employee interests in negotiations relating to the terms of employment, has the right to be informed of all corporate measures that may significantly affect the interests of employees and to commence legal action against the Company for employment-related conduct that infringes an employment rule. In addition, the Works Council directly represents employee interests in dealings with management and decides jointly with the employer on matters involving employee welfare funds and institutions. The Works Council must be informed in semi-annual reports on issues affecting the Company's economic performance and changes in wages, employment conditions and working hours. The Works Council must also be consulted regarding corporate measures affecting employees. The Works Council elects one-third of the members of the Company's Supervisory Board.

        Under the Hungarian Companies Act, employee representatives on the Supervisory Board are nominated by the Works Council in cooperation with the Trade Union. The composition of the Supervisory Board is approved by the annual general meeting. At least one third of the members of the Supervisory Board must be employee representatives. Currently, three members of the Supervisory Board are employee representatives. These members are Géza Böhm, Gellért Kadlót and Péter Vermes.

        Matáv believes that its relations with its employees are good. Matáv has not experienced any labor strikes or disruptions since its formation.

        Pensions and Benefit Programs.    Matáv provides employees with discounted telephone services, subsidized meals, interest-free loans to purchase real estate, discount holiday facilities and other in-kind benefits. In addition to its statutory contributions to governmental health, retirement and unemployment schemes, Matáv contributes to the employees' voluntary pension fund and supplementary benefits fund, which provide private pension and health insurance benefits supplementing government pension and health benefits. The Company does not, however, guarantee payment by the benefits fund to its members. In 2003, approximately 93 percent of all employees participated in the pension plan and self-help plans. Matáv established a health fund in 1998 that had a membership of 7,378 at the end of 2003.

Share Ownership of Management

        The following table sets out information relating to holdings of ordinary shares by the directors and executive officers of Matáv at December 31, 2003:

Name	Title	No. of Shares Owned
Elek Straub	Chairman-CEO, Board Member	76,338
Dr. Klaus Hartmann	CFO, Board Member	8,000
Dr. Mihály Patai	Board Member, Remuneration Committee Member	58,190
Horst Hermann	Board Member, Remuneration Committee Member	400
Attila Csizmadia	Supervisory Board Member	6,272
Gellért Kadlót	Supervisory Board Member	700
Péter Vermes	Supervisory Board Member	8,800
László Bodnár	Chief Services and Logistics Officer	881
Zoltán Tankó	Chief Officer, Head of Business Services LoB	1,100
Total		160,681

        For information about share option, see "Item 10 — Option to Purchase Securities from Registrant or Subsidiaries".

ITEM 7 — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

        The share capital of the Company is HUF 104,281,170,000, consisting of 1,042,811,600 Series "A" ordinary shares and one Series "B" voting preference share. All Series "A" ordinary shares have a nominal value of HUF 100 and the Series "B" Share has a nominal value of HUF 10,000. The holder of the Series "B" Share enjoys certain preferential voting and other rights. See "Item 10 — Additional Information — Voting Rights and Voting — Series "B" Share" and "Transfer of Shares".

        Ordinary shares outstanding as of December 31, 1999 amounted to 1,037,281,600 shares. In June 2000, 630,000 ordinary shares of the Company were registered, which increased Matáv Rt.'s number of registered ordinary shares to 1,037,911,600. Of the newly issued shares, 77,270 ordinary shares were traded outside Matáv. Consequently, the number of shares outstanding increased to 1,037,358,870 shares.

        In 2002, the remaining 552,730 shares from the June 2000 transaction issue were traded outside Matáv. In addition, as a result of the new management stock ownership program launched in 2002, the Company issued 4,900,000 shares of common stock, which were repurchased immediately. As a result, the number of registered shares increased to 1,042,811,600.

        Information concerning Matáv's ownership structure as of December 31, 2003 is set out in the following table:

Shareholder	Number of shares	Percentage of share capital
MagyarCom	617,478,081	59.21
Publicly traded (1)	420,433,519	40.32
Treasury shares	4,900,000	0.47

	1,042,811,600	100.00
Holder of Series "B" Shares (2)	1
	1,042,811,601

(1)
Of Matáv's publicly traded shares, JP Morgan Chase Bank had 25,237,560 ADRs, evidencing 126,187,800 shares on its accounts as of December 31, 2003, for registered holders, such amount representing 12.1 percent of the total shares outstanding. Matáv does not know whether this percentage may be indicative of the percentage of its ordinary shares held by U.S. persons. Also, the members of the Board of Directors, Supervisory Board and the management own a total of 160,681 shares.

(2)
Par value of Series "B" Share is HUF 10,000.

        One of the current directors was nominated by the holder of the Series "B" Share pursuant to the Articles of Association, six of the current directors were nominated by MagyarCom and two of the current directors (one of them, Mr. Sándor Csányi resigned on November 26, 2003 and his position was not filled in during 2003) were elected upon proposal of other shareholders of the Company. MagyarCom therefore controls Matáv.

        SBC and DT managed and operated MagyarCom jointly until SBC's 50 percent ownership in MagyarCom was transferred to DT in a transaction with a value based on Matáv Rt.'s share price as of market closing on June 30, 2000 in accordance with the terms of the shareholders' agreement between DT and SBC. DT therefore indirectly controls Matáv.

        The Hungarian State.    The Hungarian State has significant influence over Matáv's activities as the holder of the Series "B" Share through the Minister, as the regulator of the Hungarian telecommunications sector and as Matáv's largest customer. Ownership of the Series "B" Share gives the

Hungarian state, through the Minister, certain special rights in the election of one member of each of the Board of Directors and the Supervisory Board and the right to require the Ministry's consent for certain other decisions taken at the general shareholders' meeting. The Hungarian State, acting through the Ministry and various regulatory bodies under its supervision, also exercises regulatory control over Matáv's telecommunications activities.

Related party transactions

MagyarCom GmbH

        The Company is majority owned by MagyarCom GmbH (59.49 percent), which is owned by Deutsche Telekom AG. Matáv paid dividends of HUF 11,114 million to MagyarCom GmbH in 2003 and HUF 6,762 million in 2002.

        Matáv incurred no revenues or expenses for the three-year period ending December 31, 2003 nor receivables and payables at the end of 2002 or 2003.

MagyarCom Services Kft.

        MagyarCom Services Kft., a Hungarian company owned by DT, provides Matáv with management and consultancy services. The total service fees charged in 2003, 2002 and 2001 amounted to HUF 1,287 million, HUF 2,028 million and HUF 1,563 million, respectively. Matáv had outstanding payables to MagyarCom Services Kft. of HUF 456 million at December 31, 2003 (HUF 573 million at December 31, 2002). Matáv had no amounts receivable from MagyarCom Services Kft. as of the same dates.

Deutsche Telekom Group

        In March 2000, Deutsche Telekom finalized its purchase of MediaOne's interests in mobile operations in Central and Eastern Europe, including MediaOne International B.V. which owned 49 percent of Westel and 49 percent of Westel 0660. At the same time the Company was granted an option to purchase the 49 percent holdings in Westel and Westel 0660 from Deutsche Telekom during the fifteen-month period ending September 2001. On December 21, 2001 the Company became a 100 percent owner of both Westel and Westel 0660. The final purchase price included HUF 226,750 million (EUR 920 million), paid in December 2001, financed by a loan from DT, plus HUF 11,515 million paid in 2002, equal to 49 percent of the amount of dividends declared by Westel for the year 2001.

        Matáv had telecommunications revenues amounting to HUF 8,682 million, HUF 7,589 million and HUF 5,992 million in 2003, 2002 and 2001, respectively, from other Deutsche Telekom Group members. Operating expenses to Deutsche Telekom Group members amounted to HUF 4,955 million in 2003, HUF 4,852 million in 2002 and HUF 5,900 million in 2001.

        Matáv had outstanding payables to other Deutsche Telekom Group members of HUF 1,105 million at December 31, 2003 and HUF 833 million at December 31, 2002. Matáv had amounts receivable from other DT Group members amounting to HUF 2,692 million in 2003 and HUF 1,731 million in 2002.

        Loans from related parties include loans received from Deutsche Telekom Finance BV. The December 31, 2003 balance of these loans includes three HUF denominated loans.

        A loan in an amount of HUF 73,675 million is subject to fixed 9.36 percent interest rate, repayable in one amount on January 31, 2006. Interest payments are due semi-annually.

        A loan in an amount of HUF 76,644 million is subject to fixed 9.17 percent interest rate, repayable in one amount on August 20, 2004. Interest payments are due quarterly.

        A loan in an amount of HUF 50,000 million is subject to variable interest rate (current rate is 3-month BUBOR plus 64 basis points corresponding to 3-month EURIBOR plus 50 basis points), repayable in one amount on August 20, 2004. Interest payments are due quarterly.

        As of December 31, 2002, the balance of the Loans from related parties included an EUR denominated loan in an amount of HUF 162,771 million (EUR 690 million) that was repaid in August 2003. This loan was subject to various cross-currency interest rate swap agreements, which were also closed in August 2003, at the time of the repayment.

        Related to the loan agreement concluded with Deutsche Telekom Finance B.V., Matáv had interest expense of HUF 15,009 million in 2003, HUF 13,654 million in 2002 and HUF 3,846 million in 2001. Accrued interest at December 31, 2003 amounted to HUF 4,674 million and HUF 4,298 million in 2002.

        Related to the swap agreement concluded with Deutsche Telekom AG, Matáv had interest expense of HUF 3,219 million in 2003 that was included in the gains and losses on derivatives (HUF 5,040 million in 2002). Accrued interest amounted to HUF 1,041 million at December 31, 2002 that was included in the fair value of the swap agreements in derivative liabilities, while there were no such balances at December 31, 2003.

        Deutsche Telekom has pledged its support for Matáv's financing needs through to June 30, 2005.

Governments

        Matáv provides services to government departments and businesses in Hungary and Macedonia on arm's length basis; however, individually none of these customers represent a significant source of revenue.

Associates

        Hunsat is a joint venture founded by the Company (50 percent) and Antenna Hungária Rt. The revenues of Hunsat include membership fees paid by the establishing owners and subsidies received from an international space communications organization. Costs incurred by Matáv including payment of these membership fees amounted to HUF 114 million in 2003, HUF 160 million in 2002 and HUF 269 million in 2001. Any profits made by Hunsat are repaid to the joint venture partners.

        As MRTL, the Hungarian television broadcast company, in which Matáv has a 25 percent share of ownership, operates mostly through production agencies, the transactions between MRTL and Matáv are insignificant, however at December 31, 2003 Matáv has HUF 500 million dividend receivable from MRTL.

ITEM 8 — FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS

        See "Item 17 — Financial Statements".

OTHER FINANCIAL INFORMATION

Legal proceedings

Legal proceedings pending at the competent courts, affecting Matáv in excess of HUF 60 Million

        Forum-Tel Kft. (Pismányi Portfolió Kezelö Kft.) has a claim for HUF 2,313 million against Matáv Rt. for breach of contract. The Procurement Directorate of Matáv Rt. declared on September 17, 1999 that its tender of May 5, 1999 for the procurement of coax cables and connectors was terminated. The claimant argues that the contract with the content specified in the tender had been concluded so that Matáv would be obligated to ship cable television materials. The court refused the claim with its first instance judgment due to the fact that the terms and conditions of establishing a contract were not realized. The claimant has submitted an appeal, and Matáv expects the court to hear the appeal.

        V.R.A.M. Távközlési Rt. (Vodafone) had a claim for HUF 175 million against Matáv for breach of contract. The claimant argues that Matáv breached an interconnection contract between the parties, dated November 15, 1999 by failing to collect and transfer the sum collected from the local carriers to the claimant. In its decision, the court of appeal found that Vodafone's claim was well-founded and obliged Matáv Rt. to pay HUF 129 million plus HUF 19 million in interest to Vodafone.

        József Czifra and Ferenc Nagy, Hungarian Receivables Management Rt. and KELMIS Financial Consulting and Services Kft. have a claim for HUF 405 million against Emitel and Telekábel for breach of contract. Emitel concluded a framework agreement with Telekábel in 1995 under which Telekábel would construct a telecommunications network. Based on this framework contract, Emitel entered into separate individual contracts to build the telecommunications network of six localities. In July 1997, Emitel and Telekábel amended the contract. The creditors of Telekábel, now under liquidation, are challenging the amendment and have filed this claim for compensation of damages. The original claim is comprised of three items:

•
late payment interest of the capital deductions, which the claimants argue is unlawful;

•
late payment interest of the allegedly late payment of Emitel; and

•
subscription fees collected from connected subscribers prior to the technical transfer-receipt procedure.

        According to Emitel, the amendment is valid and does not detract from the creditors' rights. The first instance court refused the claimant's claim. Upon appeal, the Supreme Court made a partial decision - it partially annulled and partially approved the first instance judgment - and has ordered a new hearing regarding the annulled part. In its second instance decision, the Supreme Court partially endorsed the dismissal of the claim by the first instance court but partially abated it and called the court of first instance to further investigate the case and to make a new resolution. In its decision on February 27, 2004, the first instance court ruled that purported considerations stipulated in the contract that served as the basis of the claimants' claim were disproportional and ruled that the contact was invalid. As a consequence of this decision, the court ordered Emitel to pay HUF 75 million and the corresponding late payment interests accruing from July 15, 1997 in order to remedy the disproportional nature of the contract. The decision of the court is binding.

        NET VOICE Kft. has a claim for HUF 174 million against Westel for breach of contract. Westel and the claimant agreed in a service contract, dated January 9, 2001, that Westel would provide the claimant with IP based dedicated business network services. Westel argues that the claimant materially breached the contract while using the service by reselling the service for profit, which is contrary to the terms of the contract. Westel terminated the contract with immediate effect on January 29, 2002 and ceased to provide the service. The claimant argues that the undertaking conditions of the contract were so unfair that they were able to cause damage to the claimant besides providing unjustified and unilateral advantages to Westel. Westel has requested that the court refuse the claim and is supported by the opinion of the Telecommunications Authority.

        Vivendi Rt. has a claim against a CAC's decision. This decision relates to all of mobile telephone service providers in Hungary, including Westel, for unlawful termination fees offered by the providers. The CAC:

•
declared that the fees were unlawful because Westel did not calculate its network fees as required by the Communications Act and required Westel to apply lawful prices;

•
dismissed the claim of Vivendi to oblige Westel to return the extra revenue gained by its unlawful behavior; and

•
required Westel to conclude the relevant interconnection contract.

        Although Westel successfully challenged the decision in the court of first instances on July 11, 2003, this ruling was subsequently overturned by the Supreme Court on March 31, 2004. This ruling had no financial effect on Westel however.

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

        The court of first instance put a staying order on the execution of the SMP decision with respect to Pannon but this order was appealed successfully by the CAC. Pannon appealed that decision and the Supreme Court required the court of first instance to start a new proceeding, which is currently in progress. Westel intervened in the case on the side of the NCA.

        Westel has withdrawn the LRIC model, which it originally filed in December 2002, because the legal situation is unclear and no valid regulation is in place regarding LRIC model guidelines. Lack of any such guidelines means that equal treatment of market participants cannot be ensured. The Chairman of CAC informed Westel that the CAC accepted the withdrawal, but it must continue to regard the procedure as binding and gave Westel 30 days to file a new LRIC model. Westel filed an appeal against this decision on procedural grounds as the CAC has no legal right to continue to regard the procedure as binding. This resulted in an asymmetrical situation as regards call termination charges because Westel was obligated to decrease its fix-to-mobile termination charges by 10 percent, effective September 1, 2003, while Pannon was not under the same legal obligation, due to the decision of the court of first instance. However, Pannon later chose to follow Westel on its own initiative and lowered its mobile termination charges by five percent, effective October 1, 2003.

        In November 2003, the Supreme Court upheld the decision of the CAC in the Pannon case and ordered the telecommunications authority to re-launch the entire market analysis and SMP-designation procedure. As a result of these new proceedings that closed in November, 2003, both Westel and Pannon have been again designated as having SMP in the national interconnection market, but both challenged that decision and failed to submit cost data. The case is ongoing.

        There are numerous lawsuits in progress where the plaintiffs are claiming damages as a result of unnecessary disturbance caused by base stations operated by Westel. The sum of all such claims amounts to HUF 359 million. Westel contends that the claim is ill founded since base stations do not disturb the owners of the neighbouring houses and fields in the use of their properties. As a result of this reasoning, some of the Courts of Appeal have annulled the decisions rendered by the first instance courts and ordered the initiation of new proceedings. The majority of the lawsuits are in the first instance courts. Risk from judicial point of view is high, since the courts tend to rule in favour of the plaintiff in similar cases. Westel made a provision in its financial statement for the full amount of these claims.

        A group of private individuals has alleged that their personal rights were violated as a result of unauthorized tapping and recording of their telephone conversations in the service area of MakTel and is seeking EUR 3,328,410 for damages. In January 2001, the leader of the opposition party (the current Prime Minister) published a report on widespread unauthorized tapping of telephone lines in Macedonia, which included as evidence several hand-written transcripts of tapped telephone conversations. This is the first case of its kind, without any precedent. As a result, MakTel cannot access the likely outcome of the case.

        Newsphone DOO Skopje in Macedonia initiated proceedings against MobiMak because of termination of the contract for collection of the subscribers' debts, claiming damages for lost profit and compensation for delivered services (unpaid invoices). The damage caused in a form of lost profit is MKD 978,660,988 (approximately EUR 15,976,000) plus interest from April 18, 2002 up to the date of payment, calculated according to the legal penalty interest rate. The compensation claimed for unpaid services is MKD 4,422,325 (approximately EUR 72,000) plus interest from May 15, 2002 up to the date of payment, calculated according to the legal penalty interest rate. Newsphone argues that MobiMak terminated the contract unilaterally contrary to termination provisions of the contract. Newsphone accordingly requests damage compensation. Newsphone also claims that MobiMak did not completely pay the invoices for services delivered during period in which the contract was in force. MobiMak contends that during the trial period, Newsphone breached several of the contractual obligations and a conflict of interest was also discovered. MobiMak is of a view that the trial period was prescribed in order to evaluate the whole project and make necessary changes to its weak points, and if such changes could not be agreed, each party had the right to terminate the contract. The case is in its initial (hearings) phase. MobiMak expects that this procedure will be long lasting and complex due to the large amount of the alleged damage and therefore the outcome of the case cannot be predicted.

Procedures at the Competition Office affecting Matáv in excess of HUF 60 million

        The Competition Office claimed that Matáv Rt.'s margin on the Ritmus (business) pricing plan was too narrow, therefore competitors could be "squeezed out" from the market (price squeeze).

        The Competition Office on January 27, 2004 in its final decision imposed a penalty of HUF 70 million on Matáv Rt. (as opposed to the initially announced HUF 1.8 billion). According to the decision of the Competition Office, the amount of the penalty has been based on the commercial contracts signed with other service providers from February 2002 to July 2002. All other contracts, initially suspected to have violated fair competition, were found to be in line with competition norms.

        The Competition Office initiated a procedure against Matáv Rt., Westel, Westel 0660, Pannon and V.R.A.M Rt. (Vodafone) for concerted market practices regarding fixed-to-mobile and mobile-to-mobile call termination on February 7, 2002. The Competition Office claimed that certain provisions of the interconnection contracts of Westel and Pannon Rt. could distort competition and sought a penalty of HUF 210 million from Westel. Westel submitted an appeal to the competent court challenging the decision, however, it posted a provision for the full amount in 2003. The court may alter the resolution of the Competition Office. Although the court procedure has no delaying force, the payment of the penalty was suspended since the affected companies requested the immediate suspension of the decree on the penalty payment obligation.

Procedures at the tax authority affecting Matáv in excess of HUF 60 million

        Westel is involved in a legal dispute regarding the refund of the VAT paid to Austrian roaming partners. Westel entered into a contract with Cash Back Hungary Kft. in 1995 to administer the VAT refund in connection with the invoices submitted by the roaming partners. According to the claim of Westel, the sum in question is ATS 15,113,109 (approximately EUR 1.1 million) for 1998 to 2000. On January 21, 2002, Cash Back Kft. informed Westel that the Austrian Tax Authority refused to refund the VAT and stated that Westel would have to pay taxes in Austria to claim the VAT refund since the tax of the roaming traffic of Westel customers using the service in Austria has to be paid in Austria. The Austrian Tax Authority claims that the VAT refund to foreign taxpayer is unlawful. Westel finds it necessary to initiate a harmonization between the two countries and the revision of EU principles due to this double taxation.

        According to Westel's Austrian and Hungarian legal counsel, two viable options were to:

•
appeal to the Austrian High Court in order to bring the case to the European Court of Justice; or

•
approach the Austrian Ministry for Finance in order to achieve a unilateral waiver on the assessment of taxes based on reciprocity.

        Currently both of these procedures are pending and they may result in lengthy procedures.

        Revenues (after certain deductible expenses) are subject to local tax imposed by numerous localities with the maximum rate of two percent and such revenues are taxed by localities from which thy are derived from. An investigation by the Budapest tax authorities questioned the allocation of revenues between different territories by Westel. The Budapest Municipality initiated an audit of local taxes for the years 1996-2001 in 2002. The Budapest Municipality in its report challenged the allocation method of Westel for local taxes. Management has initiated discussions with the Budapest Municipality and the Ministry of Finance in order to support the basis for their calculation of local business tax.

        The opinion of the Budapest Municipality and the Ministry of Finance was unfavourable to Westel. Westel received the latest decision from the Budapest Municipality, which claimed a HUF 1,197 million tax deficiency, HUF 419 million tax penalty and HUF 533 million late payment interest. The amount of tax deficiency, tax penalty and late payment interest were debited directly from the bank account of Westel in December 2003 in the amount of HUF 2,149 million. Westel initiated a court proceeding challenging this decision. The situation is very complex, because many of over 800 municipalities affected may try to claim further taxes and question the lawfulness of self-revision. Based on the calculation with the different allocation of local taxes, considering the future payment obligations, Westel set up a provision of HUF 1,467 million for any potential liabilities relating to 1998-2003. Westel also considered the amounts recoverable from other municipalities, if the court case would end unfavourably, and set up a receivable of HUF 1,955 million on the basis that such receivable would be legally enforceable and recoverable.

        The Hungarian Tax Authority undertook an inspection of EPT Rt. regarding the taxes paid for 2000 and 2001. According to the decision of the Authority, based on the inspection, EPT is ordered to pay HUF 135 million additional tax, HUF 15 million for late payment and HUF 13 million as tax penalty. EPT plans to submit an objection against the decision.

        As a result of the inspection of the Hungarian Tax Authority, Balatel Rt. (affiliate of Egertel) was ordered to pay HUF 65 million additional tax, HUF 51 million for late payment and HUF 32 million as tax penalty. These figures reflect the final sums to be paid as ordered in a final and binding court order on January 26, 2004. As a result of this decision, Balatel Rt. became insolvent. The Somogy County Court in its decision dated April 5, 2003 ordered the liquidation of Balatel Rt.

Dividend Policy

        The shareholders have approved the payment of cash dividends of HUF 72,654 million, equal to HUF 70 per share, from the Company's consolidated net income for 2003. This amount corresponds to 126.4 percent of 2003 net income. The record date for payment of the dividends is May 25, 2004.

        Under the Hungarian law, the Company is permitted to pay annual dividends out of profits and profit reserves, determined on the basis of the annual unconsolidated accounts prepared in accordance with Hungarian Accounting Regulations, following a declaration at the annual general meeting of shareholders. Prior to the approval of the annual unconsolidated accounts, the Company's shareholders at a general meeting may also declare a dividend advance on the basis of an interim set of financial statements. Under the Hungarian law, the general meeting of shareholders may decide to declare a higher or lower dividend than that recommended by the Board of Directors, provided that the Company's shareholders' equity under Hungarian Accounting Rules would still meet the statutory requirements following the dividend. The general meeting of shareholders may also decide not to declare a dividend, even if the Board of Directors recommends one. The Company distributes dividends to holders of shares duly registered in the shareholders' register as the legal owners of shares on the date determined by the general meeting to be the dividend record date.

        The determination of whether to pay dividends and of the amount of dividends paid, depends upon, among other things, the Company's earnings, financial condition and cash requirements, applicable restrictions on the payment of dividends under Hungarian law and any other factors the Board of Directors may consider relevant. As of December 31, 2003, the profit reserves available for distribution were approximately HUF 317,000 million.

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

        In the medium term, Matáv's strategic priority is to continue its search for and execution of value-creating acquisitions. These potential future transactions require that balance sheet flexibility be maintained. According to Matáv's current estimate, this would be achievable with a net debt ratio (net debt to net debt plus equity plus minority interest) in the range of 30-40 percent. Matáv will aim to further increase the dividend payment in Hungarian forint terms, while keeping this net debt ratio range. This new dividend policy is not only dependent on the acquisition opportunities that may arise, but also on the future financial position of Matáv as well as general market conditions.

Significant changes

        No significant change has occurred since the date of the annual financial statements included in this annual report.

ITEM 9 — THE OFFER AND LISTING

        In November 1997, shareholders of Matáv completed a Hungarian and international initial public offering of shares. Matáv shares were listed in the "A" category of the Budapest Stock Exchange, and Matáv ADSs, each representing five ordinary shares, were listed on the New York Stock Exchange. The total number of shares sold in the initial public offering was 272,861,367, or 26.31 percent of the total outstanding shares, for an aggregate offering price of over U.S. dollar 1.0 billion. The offer price was HUF 730 per share and U.S. dollar 18.65 per ADS.

        In June 1999, the ÁPV sold its remaining 5.75 percent stake in Matáv through a secondary offering. The total number of shares sold was 60,096,515, out of which MagyarCom sold 581,319 shares in connection with a greenshoe option. The offer price was HUF 1,273 per share and U.S. dollar 26.50 per ADS. The ADSs are eligible for quotation and trading on SEAQ International.

Trading on the New York Stock Exchange

        The table below sets forth the high and low closing sales prices for the ADSs on the New York Stock Exchange for the periods indicated:

	Price per ADS
	High	Low
	(U.S.$)
1999	36.50	24.94
2000	49.00	15.94
2001	23.75	11.32
2002	19.83	13.89
First Quarter	19.02	16.12
Second Quarter	19.83	15.75
Third Quarter	17.79	14.99
Fourth Quarter	19.34	13.89
2003	21.67	15.89
First Quarter	19.55	15.89
Second Quarter	21.67	17.03
Third Quarter	20.05	16.01
Fourth Quarter	19.89	15.99
October	19.89	18.14
November	18.66	16.93
December	19.25	15.99
2004
January	20.13	18.70
February	20.12	19.35
March	22.90	19.99

Source: Bloomberg

Trading on the Budapest Stock Exchange

        The table below sets forth the high and low closing sales prices for the shares on the Budapest Stock Exchange for the periods indicated:

	Price per Share
	High	Low
	(HUF)
1999	1,791	1,150
2000	2,655	958
2001	1,318	571
2002	1,056	685
First Quarter	1,056	905
Second Quarter	1,052	775
Third Quarter	870	750
Fourth Quarter	924	685
2003	915	711
First Quarter	868	711
Second Quarter	915	785
Third Quarter	913	772
Fourth Quarter	848	720
October	848	798
November	829	739
December	804	720
2004
January	833	799
February	847	804
March	936	822

Source: Bloomberg

ITEM 10 — ADDITIONAL INFORMATION

Share Capital

        The share capital of the Company is HUF 104,281,170,000, consisting of 1,042,811,600 Series "A" ordinary shares and one Series "B" voting preference share. All Series "A" ordinary shares have a nominal value of HUF 100 and the Series "B" Share has a nominal value of HUF 10,000. The holder of the Series "B" Share enjoys certain preferential voting and other rights described below.

        Ordinary shares outstanding as of December 31, 1999 amounted to 1,037,281,600 shares. In June 2000, 630,000 new ordinary shares of the Company were registered, relating to the 7,000,000 convertible management bond program. These new shares increased Matáv Rt.'s number of registered ordinary shares to 1,037,911,600. Of the newly issued shares, 77,270 ordinary shares were issued outside Matáv; therefore, the number of shares outstanding increased to 1,037,358,870 shares. This amount included 96,097 treasury shares held by Matáv as of December 31, 2001.

        In 2002, the remaining 552,730 shares from the June 2000 transaction were issued outside Matáv. In addition, as a result of the new management stock ownership program launched in 2002, the Company issued 4,900,000 shares of common stock, which were repurchased immediately. As a result, the number of registered shares increased to 1,042,811,600. This amount included 4,900,000 treasury shares held by Matáv both as of December 31, 2002 and December 31, 2003.

Option to Purchase Securities from Registrant or Subsidiaries

        On April 26, 2002, the annual Shareholders' Meeting approved the introduction of a new management share option plan ("Stock Option Plan 2002") and authorized the Company's Board of Directors to purchase 17 million Series "A" registered ordinary shares, each having a nominal value of HUF 100 as treasury shares.

        The Stock Option Plan 2002 is modeled on the principles of the DT 2001 stock option plan, however its parameters have been tailored to operate within local market conditions and legal constraints.

Main parameters of the program:

•
320 senior and middle-level managers are eligible to participate in the program. Eligibility and the number of options granted are determined on the employees' position within the organization. To obtain the total amount of options a manager has to have at least one year's employment in the appropriate position, otherwise he gets a pro-rated amount. The size of grants is established in proportion to the annual gross income, as follows:

1.	Chief Executive Officer and Chief Officers	45 percent
2.	Directors and Deputy directors	22 percent
3.	Heads of Department	11 percent
•
The options are granted annually, in three installments (Series). For the total duration of the program, the total number of shares potentially attainable through the exercise of the options was planned to be 17 million. The breakdown for the three years is as follows: 4.9 million in Series 2002, 5.6 million in Series 2003 and 6.5 million in Series 2004.

•
Options have a life of five years and options not exercised after five years from the date of grant will expire.

•
The options granted are subject to a graded vesting provision under which the employee may not exercise any options until the first anniversary of the grant, at which time one third of the options will vest (the first Tranche). The remaining options will vest over the next two years in equal installments (the second and the third Tranches) such that all options will be exercisable as of the third anniversary of the grant date.

•
The option exercise price is the lower of the closing market price on the date of the grant or the weighted average stock exchange price of the month preceding the grant, plus a 10 percent premium plus a certain percentage to eliminate the inflation effect. The exercise price in either instance will equal or exceed the fair market value on the grant date.

•
Matáv funds the option exercises by transferring from Treasury the appropriate number of shares acquired through exercise to the respective employee upon receipt of the necessary funds. Once the shares are delivered, Matáv will not undertake any responsibility with respect to the employees' sale of those shares.

        On July 1, 2002, the Company granted 3,964,600 options (Series 2002) to participants of the stock option plan at an exercise price of HUF 933 for the first Tranche (exercisable from 2003) and HUF 950 for the second and third Tranches (exercisable from 2004 and 2005). The Company's share price as quoted on the BÉT (Budapest Stock Exchange) on the grant date was HUF 833 per share. The options have a life of five years from the grant date, meaning that the options are forfeited without replacement or compensation on June 30, 2007.

        Until the end of 2003, 309,900 options had been forfeited, therefore the number of outstanding options at the end of 2003 is 3,654,700.

        The option with respect to the maximum of one third of the shares that can be purchased under the relevant option (first Tranche) can be exercised from July 1, 2003 until June 30, 2007.

        Until the end of 2003, none of the options was exercised, as the share price remained under the exercise price.

        The option with respect to the maximum of a further one-third of the shares that can be purchased under the option (second Tranche) can be exercised from July 1, 2004 until June 30, 2007.

        The option with respect to the rest of the shares that can be purchased under the option (the third Tranche) can be exercised from July 1, 2005 until June 30, 2007.

        Compensation costs were not recognized in Matáv's financial statements for the fair value of the options granted.

The financing structure of the program:

        To start the program, the annual Shareholders' Meeting authorized the Company's Board of Directors to issue and purchase 17 million Series "A" registered ordinary shares and empowered the Board of Directors to decide on the timing of the capital raises as needed for the plan's operations when the granted options become exercisable.

        In 2002, the Board of Directors raised the capital by 4.9 million shares in the framework of a closed-circle capital raise in compliance with take-over regulations set forth in the Act on Equity Markets.

        Matáv purchased treasury shares equal to the amount of vested options in order to provide physical shares to the employees upon the exercise of their options. The General Meeting empowered the Board of Directors to authorize the repurchase of the necessary shares into the treasury.

        The calculated EPS dilution in 2002 was 0.47 percent.

        In April 2003, the annual Shareholders' Meeting decided not to issue Series 2003 of the Stock Option Plan 2002. The Shareholders' Meeting left the rest of parameters of the program unchanged.

        Due to the cancellation of Series 2003 there has been no capital raise in the framework of Stock Option Plan in 2003.

        In April 2004, the annual Shareholders' Meeting decided to cancel Series 2004 of the Stock Option Plan.

        According to this decision:

•
options already granted are exercisable according to the original conditions;

•
no further options will be granted under the Stock Option Plan 2002 approved by the Shareholders' Meeting in April 2002;

•
there is no compensation payable with respect to the termination of the Stock Option Plan 2002.

        The authorization of the Board of Directors for purchasing the outstanding 5,600,000 shares associated with the Stock Option Plan 2003 and 6,500,000 shares associated with the Stock Option Plan 2004, with the total of 12,100,000 shares has been withdrawn. The authorization of the Board of Directors to increase the Company's capital stock by HUF 1,210 million has been cancelled as well.

        In order to replace the Stock Option Plan 2002, a new mid-term incentive plan ("MTIP") is going to be launched for a defined pool of senior managers of Matáv Group (42 persons). The parameters of the new program were approved by Management Committee of Matáv in March 2004. The main parameters are as follows:

•
Program type: cash-based program;

•
Frequency of grants: once a year over five years;

•
Starting date: January 1, 2004;

•
Duration: for each grant 3 years;

•
Compensation: after 3 years, paid as income.

        The compensation will be paid only if the previously defined growth and financial performance measures are met.

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

Corporate Governance

        Hungarian stock corporations are governed by three separate bodies: the general meeting of shareholders, the supervisory board and the board of directors. Their roles are defined by the Hungarian law and by the Company's memorandum and Articles of Association and may be described generally as follows:

General Meeting of the Shareholders

        The supreme decision making body of the Company is the general meeting of shareholders. If required, extraordinary general meetings may be held at any time. A general meeting is convened as frequently as set forth in the deed of foundation, but at least once a year.

        The Board of Directors must call an annual general meeting to approve the audited statutory financial statements for the prior year. Shareholders holding at least one-tenth of the outstanding shares may require the Board of Directors to hold an extraordinary general meeting. The Board of Directors and the Supervisory Board also have the right to call an extraordinary general meeting. The Court of Registration may call a general meeting if, following the request of shareholders holding at least one-tenth of the outstanding shares, the Board of Directors fails to take any action within 30 days, or if the Board of Directors fails to call a general meeting within the periods prescribed by law or the Articles of Association.

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

•
the number of the members of the Supervisory Board falls below six; or

•
upon the request of the holder of the Series "B" Share.

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

        A general meeting has a quorum if shareholders representing more than half of the voting shares are present in person or by proxy. If an agenda item requires the affirmative vote of the holder of the Series "B" Share, for a quorum the holder of the Series "B" Share must also be present at the meeting in person or by proxy. If the general meeting does not have a quorum, it will be reconvened within 15 days. A reconvened general meeting will have a quorum for those matters on the original agenda, regardless of the number of shareholders present, except for matters requiring the holder of the Series "B" Share to be present.

        The general meeting of the shareholders has the sole right to:

  1.
  approve and amend the Articles of Association;

  2.
  increase (except for the cases falling into the scope of authority of the Board of Directors) or decrease the Company's registered capital;

  3.
  amend the rights attached to a series of shares or change their class;

  4.
  merge, consolidate, separate, terminate, dissolve, liquidate or transform the Company into another form of association;

  5.
  convert shares from bearer form to registered form or vice-versa;

  6.
  decide on issuing convertible or subscription right bonds;

  7.
  elect members of the Supervisory Board, the Board of Directors and the Company's auditor;

  8.
  remove and fix the remuneration of the members of the Supervisory Board, the Board of Directors and the Company's auditor;

  9.
  approve the financial statements and the amount of dividends to be distributed if the Company is distributing dividends;

  10.
  approve changes in the Company's registered scope of activities;

  11.
  designate the persons entitled to subscribe for new shares in a closed subscription;

  12.
  alter the number or nominal value of the Series "B" Share and the rights attached to the Series "B" Share;

  13.
  approve the listing of the Company's shares on a stock exchange;

  14.
  approve the delisting of the Company's shares from a stock exchange subject to any group of shareholders agreeing to make a public tender to purchase the shares of those shareholders who do not vote in favor of the delisting;

  15.
  approve the dematerialization of securities the Company has previously issued in printed form;

  16.
  approve an issue that is within its competence pursuant to law or the Company's Articles of Association;

  17.
  transfer or encumber a valuable right held by the Company that enables it to continue a specific activity of the Company;

  18.
  transfer all or a substantial part of the Company's assets;

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

        The Supervisory Board comprises a minimum of three and a maximum of 15 members at Matáv. At present the Supervisory Board consists of nine members. Its members shall be elected by the General Meeting for a period of one year. The Supervisory Board acts as a body. It may assign certain supervisory tasks to any of its members or may divide supervisory tasks between its members on a permanent basis. The members must act in person, not through a representative. The members of the Supervisory Board may not be instructed in their capacity as such by the shareholders of the Company or their employers. The Supervisory Board carries out its activities in accordance with the rules of procedure established by the Supervisory Board, which are approved by the company's general meeting.

  The Board of Directors

        The Board of Directors is the executive body of the Company and represents the Company in front of third parties, courts of law and other authorities. The Board of Directors exercises its rights and performs its duties as an independent body.

        The Board of Directors comprises a minimum of six and a maximum of eleven members. The members of the Board of Directors are elected for a term of one year commencing at an annual general meeting and expiring at the next year's annual general meeting. Members of the Board of Directors may be removed or re-elected by the general meeting at any time. The Board of Directors carries out its activity in accordance with the rules of procedure established by the Board of Directors and subject to the provisions of applicable law and the Company's articles.

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

Capital Increases, Preemptive Rights

        Any increase in the registered capital of the Company is implemented in accordance with the resolution of the General Meeting or the resolution of the Board of Directors by means of a new issue of shares, either through a public offering or a private placement of shares, by converting the Company's reserves in excess of the registered share capital into authorized share capital or by converting convertible bonds into shares. If the General Meeting decides on issuing new shares, the shareholders of the Company by a three-quarters' majority may pass a resolution at a general meeting granting existing shareholders preemptive rights in proportion to their shareholdings.

        Unless the general meeting or the Board of Directors otherwise determines by a three-quarters' majority vote, if the Company converts all or a portion of its reserves in excess of its registered capital into registered capital, it must offer the newly issued shares free of charge to existing shareholders in proportion to their shareholding. If the general meeting decides otherwise by a three-quarters' majority vote, the decision will be valid only if it also includes the price or price-setting principles for the issue of shares.

Voting Rights and Voting

        Each ordinary share entitles the holder to one vote. Only shareholders or their proxies registered in the shareholders' register six business days prior to a general meeting may cast a vote. The Series "B" Share has special voting rights described below. The matters listed in clauses 1. to 6. and 11. to 14. above, any decision overriding a resolution of the Board of Directors and preemptive shareholder rights in the event of a capital increase, all require a minimum three-quarters' majority of votes cast by the shareholders present or represented at the general meeting. All other matters submitted to a general meeting require only a simple majority vote.

Series "B" Share

        The Hungarian State owns the Series "B" Share. Only the Minister or his legal successor may exercise rights attached to the Series "B" Share. Except as described below, the Series "B" Share has the same rights as the ordinary shares. The holder of the Series "B" Share is entitled:

  1.
  to nominate one member of the Board of Directors and one member of the Supervisory Board and effectively to elect, remove or replace these members;

  2.
  if the Company's registered capital is increased, a new class of shares is issued or the rights attached to a particular class of shares change, to require the Articles of Association to be amended so that the voting rights of the Series "B" Share will be sufficient to nominate, elect or remove the Series "B" director or Supervisory Board member;

  3.
  to inspect the shareholders' register and the books maintained by a depository of the Company's shares approved by the Company and to request copies of the register or books;

  4.
  if the Company dissolves without a successor company, to purchase all or part of the Company's assets, including shares of subsidiaries or affiliates, for a price equal to the appraised fair market value of such assets;

  5.
  to request from the Board of Directors detailed information about a material fact significantly affecting the Company's financial position; and

  6.
  to request that the Company audit or investigate any issue or prepare reports or provide information on issues within the scope of activities of the Company's auditor or the Supervisory Board pursuant to law or the Articles of Association.

        The holder of the Series "B" Share must be present, in person or by proxy, for a quorum, and its approval is required to pass shareholders' resolutions related to any:

  1.
  increase and decrease of the Company's registered capital;

  2.
  change of rights attached to any class of shares, including any amendment to the rights of the Series "B" Share or the creation of a new class of shares with rights superior or equal to the rights or adversely affecting the rights of the Series "B" Share, or any amendment to the rights attached to any existing class of shares that would grant them rights superior or equal to the rights attached to the Series "B" Share;

  3.
  merger into or consolidation with another business entity, de-merger, transformation into another form of business association and termination of the Company without a legal successor;

  4.
  transfer, creation or encumbrance of a valuable right that enables the Company to operate according to the Universal Telecommunications Service Contract;

  5.
  election or removal of the Series "B" director or Supervisory Board member;

  6.
  conversion of a type of shares by means of replacing or stamping them;

  7.
  transfer of all or a substantial part of the assets of the Company that would render the Company incapable of performing its obligations under the Universal Telecommunications Service Contract;

  8.
  amendment to the Articles of Association which would impair the rights of the holder of the Series "B" Share, including authorizing the Board of Directors to increase the Company's registered capital;

  9.
  issuance of convertible bonds or bonds conferring preemptive rights; and

  10.
  decisions on significant transfers of shares.

Transfer of Shares

        The holder of the Series "B" Share and other shareholders holding at least a simple majority of the shares must generally approve a transfer of shares that would result in a person or group of persons holding ten percent or more of the outstanding voting stock of the Company. The consent of the holder of the Series "B" Share is also required to transfer shares if the transferee would acquire more than 49.9 percent of the outstanding voting stock of the Company.

        In registering a transfer of shares, the registrar may request evidence that the shares were transferred in accordance with the Articles of Association. If the Company establishes that the transfer occurred in violation of the Articles of Association or if the transferee refuses to produce the necessary evidence, the Company may refuse to register the transfer. The Board of Directors may invalidate registrations based on untrue, false or misleading statements. Only shareholders registered in the Company's register may exercise shareholder rights vis-a-vis the Company or transfer shares. A registered shareholder must notify the Company within eight days of any transfers of its shares or it will be liable for liquidated damages.

Significant Differences in Corporate Governance Practices for Purposes of Section 303A.11 of the New York Stock Exchange Listed Company Manual ("NYSE Manual")

        Corporate governance principles for Hungarian stock corporations are set forth in the Hungarian Act CXLIV of 1997 on Business Associations (the "Companies Act"). The Companies Act, along with other related laws and regulations, describes and summarizes the basic mandatory statutory corporate governance principles applicable for stock corporations in Hungary.

        The Budapest Stock Exchange has recently issued its Corporate Governance Recommendations (the "Recommendations") containing suggestions related to corporate governance for companies listed in the Hungarian stock exchange, taking account of the most commonly used international principles, of experiences gathered in Hungary, and of the characteristics of the Hungarian market.

        We believe the following to be the significant differences between Hungarian corporate governance practices, as implemented at Matáv, and those applicable to U.S. companies under the NYSE listing standards.

The Recommendations do not set forth mandatory provisions of law.

        The Recommendations, as expressed by the title, make suggestions regarding recommended, applicable corporate governance practices for listed companies on the Budapest Stock Exchange. Alignment and compliance with the Recommendations are not mandatory.

        The publication of a so-called "Declaration", whereby the issuers provide information on their corporate governance practices in comparison with the contents of the Recommendations on a "comply or explain" basis, will be mandatory for Matáv after the transitional period ends in the year 2005. However, the Budapest Stock Exchange welcomes voluntary declarations from issuers in 2004.

        Matáv plans to submit the Declaration on its compliance with the Recommendations on a voluntary basis in 2004.

        The Recommendations addresses four core areas of corporate governance. These are (i) the responsibilities of the Board of Directors and the Supervisory Board; (ii) transparency and disclosure; (iii) shareholders rights and treatment of shareholders; and (iv) role of stakeholders in corporate governance.

        In general, the Recommendations reiterate the responsibilities of the Board of Directors, Supervisory Board and executive management and encourage listed companies to go beyond the Hungarian legal requirements in the areas of corporate governance and disclosure. While the Recommendations touch upon many of the requirements under the NYSE Corporate Governance Rules, there are some differences. For example, while the Recommendations encourage listed companies to establish audit, nomination and remuneration committees, the Recommendations suggest that those committees be comprised of a majority of independent directors, rather than exclusively with independent directors. No provision addresses the corporate governance committee, shareholder votes on equity compensation or periodic meetings of non-management directors. The Recommendations however suggest the Board of Directors be responsible for and establish guidelines on a wide range of corporate governance issues, such as executive compensation, definition of independence, internal control, succession of departing directors and corporate officers, risk management, insider trading and corporate disclosure.

A Hungarian stock corporation is required to have a two-tier board system.

        A Hungarian stock corporation is required by the Companies Act to have both a Supervisory Board and a management board named Board of Directors. This is in contrast with the unitary board structure envisaged by the relevant laws of all U.S. states and the NYSE listing standards. Under the Companies Act, the two boards are separate and no individual may be a member of both boards. Close relatives of a member of the Board of Directors may not be elected as a member of the Supervisory Board or vice versa at the same stock corporation. The members of both boards are appointed and removed by the general meeting and owe a duty of loyalty and care to the stock corporation.

        The Board of Directors is responsible for managing the company and representing the company in its dealings with third parties. The Board of Directors is also required to ensure appropriate risk management within the corporation and to establish an internal monitoring system.

        Our Board of Directors, however, is not a management body. In other words, it does not conduct the daily operations of the Company. It has the authority to deal with all matters not reserved for the general meeting. Amongst other things, it approves the Company's strategy and business plan, organizational restructuring actions of major impact, as well as the conclusion of major transactions, employs and dismisses the CEO and other Chief Officers, defines their remuneration, sets the targets for top management and evaluates their performance.

        The Board of Directors has set up the Management Committee composed of the CEO and all Chief Officers to conduct the day-to-day operations of the Company.

        The Supervisory Board of a stock corporation supervises the activities of the management for the general meeting. It acts as an independent body, elects a chairman from among its members, and passes its resolutions by simple majority.

        Although it is not permitted to make management decisions, the Supervisory Board has comprehensive monitoring functions, including advising the general meeting on a regular basis in decisions of fundamental importance to the company by virtue of preliminary analysis of core business reports and other submissions on the agenda of the general meeting within the exclusive scope of authority of the general meeting. To ensure that these monitoring functions are carried out properly, the Board of Directors must, among other things, regularly report to the Supervisory Board with regard to current business operations and business planning. The Supervisory Board may also request special reports from the Board of Directors or any senior employee at any time.

        The Supervisory Board of a large company like ours is subject to the principle of employee participation in the decision making process concerning the company's fundamental business direction. Under the Companies Act, our Supervisory Board includes representatives of the shareholders and representatives of the employees, and, based on our total number of employees of over 8000, our employees have the right under the Companies Act to elect one-third of the Supervisory Board members.

The committees required by the NYSE Manual are not required under the Companies Act.

        Hungarian corporate law does not require committees to be established in business associations. However, the Supervisory Board may, under the Hungarian regulations, assign certain supervisory tasks to any of its members, or may divide supervisory tasks among its members on a permanent basis. The Recommendations, as indicated above, considers the establishment of an audit committee necessary.

        Our Supervisory Board has established the audit committee of the Company (the "Audit Committee") in order to comply with the relevant U.S. laws and SEC regulations applicable for NYSE listed companies. As a foreign private issuer, however, we have an extended compliance period for most of the rules applicable for audit committees, and we are subject to full compliance after July 31, 2005.

        The Audit Committee is a permanent committee of the Supervisory Board; its members are selected from Supervisory Board members.

        We are required to disclose information concerning any "audit committee financial expert" (as defined in the relevant SEC rules) serving on our audit committee, the fees we pay to our auditors for various services and the policies we have for approving engagements of the auditors in advance.

        Aiming to further enhance accuracy and completeness of the information disclosed to security holders and investors, the Management Committee of the Company has resolved to establish a disclosure committee (the "Disclosure Committee"). This committee ensures that our disclosures are made in a timely manner and in line with the requirements of the applicable laws and the NYSE, the Budapest Stock Exchange or the Securities and Exchange Commission regulations.

        The Disclosure Committee, made up of individuals together knowledgeable in the significant and diverse aspects of the Company's business, finance and risks, assists the CEO and the CFO in fulfilling their responsibility for oversight of the processes that assure the accuracy and timeliness of the disclosures made by the Company.

        The Board of Directors has established a remuneration committee (the "Remuneration Committee") which performs the functions of both compensation and nomination committees. All its members are elected by the Board of Directors from among its own members. The Remuneration Committee makes proposals to the Board of Directors regarding the nomination of CEO and Chief Officers, their compensation, bonus targets and monitors their performance. The Remuneration Committee is also responsible for the development of nomination standards and initiates the self-evaluation of the members of the Board of Directors.

Hungarian corporate law generally requires shareholder approval for a wider range of transactions and activities than the NYSE Manual.

        The NYSE Manual requires U.S. companies to seek shareholder approval for certain equity compensation plans and issuances of common stock. Under the Companies Act on the other hand, shareholder approval is required for amendments to the articles of association, certain corporate measures, such as the issuance of new shares and convertible bonds or bonds with subscription rights, the authorization to purchase the corporation's own shares and other key corporate events.

        Shareholder approval in a Hungarian stock corporation is obtained in an Annual General Meeting, which must be held at least once a year. At the Annual General Meeting the shareholders also elect their representatives to the Supervisory Board and the Board of Directors, resolve the appropriation of distributable balance sheet profit, and discharge the acts of the Board of Directors and the Supervisory Board. In addition, the corporation's external auditor is appointed by a shareholders' resolution based on a proposal by the Board of Directors.

Material contracts

Purchase of the Remaining 49 Percent Interest in Westel and Westel 0660

        On October 21, 1999, Matáv announced that it had entered into an agreement with DT providing Matáv the option to acquire DT's 49 percent interest in Westel and Westel 0660 for a price of U.S. dollar 885 million.

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

        In accordance with the Deed between Matáv, SEEF and CosmoTelco, the latter two acquired a 6.1 percent and a 7.4 percent ownership respectively in Stonebridge reducing Matáv's investment in Stonebridge to EUR 301.5 million. Matáv, consequently, had an 86.5 percent stake in Stonebridge, which owns 51 percent of MakTel, thereby Matáv had an effective ownership percent in MakTel of approximately 44 percent.

        The Deed provides for a put option which entitles SEEF to sell its shares to Matáv on May 15 of each of 2003, 2004 or 2005 or upon the occurrence of certain events at a price formula also set out in the Deed. The formula takes into account the purchase price paid by the consortium for the shares, EBITDA and the net debt of MakTel.

        Pursuant to the terms of the Deed, SEEF exercised its put option relating to its 3.05 percent holding in Stonebridge on June 20, 2003 and Matáv paid EUR 21 million to SEEF on July 27, 2003. Following the closing of the transaction, Matáv had an 89.51 percent ownership in Stonebridge with an effective ownership share in MakTel of 45.65 percent.

        CosmoTelco and Matáv entered into a call option agreement whereby CosmoTelco has the right to acquire additional shares in Stonebridge from Matáv such that CosmoTelco's holding can be increased to 29 percent of the issued share capital of Stonebridge. The price for each share is based on Matáv's acquisition cost plus holding costs. Before the expiration of CosmoTelco's call option on February 8, 2002, Matáv and CosmoTelco amended the option agreement as a result of which CosmoTelco had one more year (until February 2003) to exercise its option for a 10 percent share in Stonebridge. Matáv paid a fee of EUR 7 million in return for CosmoTelco to let the option for the remaining 11.55 percent share to expire unused on February 8, 2002. In 2003 the parties agreed that CosmoTelco allowed its option to lapse, and Matáv paid EUR 2.5 million (HUF 658 million) to CosmoTelco.

Exchange Control

        The investment by foreigners in Hungarian securities is regulated by Act XXIV of 1988 on Foreign Investments, as amended (the"Foreign Investment Act"), Act XCIII of 2001 on Elimination of Exchange Restrictions, as amended (the "Exchange Act") and Act CXX of 2001 on the Capital Market, as amended (the "Capital Market Act") and implementing decrees. The Foreign Investment Act and the Capital Market Act regulate foreign investment in Hungarian equities. In addition, the Capital Market Act and the Exchange Act regulates foreign investment in Hungarian debt instruments and flows of cash. The regulations in these acts do not restrict foreigners from investing in registered shares issued by Hungarian companies, nor do they restrict the total number of shares foreigners may own. In addition, foreigners may establish wholly owned subsidiaries in Hungary to acquire all the shares of a Hungarian company.

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

Taxation

        The following is a summary, under current law, of the principal Hungarian and US federal income tax considerations relevant to an investment by a US taxpayer in our ordinary shares or ADSs (which we refer to collectively in this summary as the "shares"). This summary applies to you only if you are eligible for benefits as a US resident under the current income tax convention between the United States and Hungary (the "Treaty") in respect of your investment in the shares.

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

        This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to any particular investor, and does not address the tax treatment of investors who are subject to special rules. We have assumed that you are familiar with the tax rules applicable to investments in securities generally and with any special rules to which you may be subject. You should consult your own tax advisers regarding the tax consequences of the ownership of our shares in the light of your own particular circumstances.

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

        With regard to Hungarian taxation:

•
dividends that you receive on the shares will generally be subject to Hungarian withholding tax at a rate of 20 percent (35 percent in the case of any portion paid to an individual that exceeds an amount equal to 30 percent of the proportion of the company's equity represented by such individual's ownership interest in the company), but you will be entitled to claim a refund from the Hungarian tax authorities to the extent the amount withheld exceeds the 15 percent rate provided under the Treaty;

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

•
Subject to certain exceptions for short term and hedged positions, the U.S. dollar amount of dividends received by an individual before January 1, 2009 will be subject to taxation at a maximum rate of 15 percent if the dividends are "qualified dividends." Dividends received with respect to the shares will be qualified dividends if the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company ("PFIC"), foreign personal holding company ("FPHC") or foreign investment company ("FIC"). Based on the Company's audited financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC, FPHC, or FIC for U.S. federal income tax purposes with respect to its 2003 taxable year. In addition, based on the Company's audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC, FPHC, or FIC for its 2004 taxable year.

•
dispositions of shares that you make will generally give rise to capital gain or loss, which will be long term capital gain or loss, subject to taxation at reduced rates for non-corporate taxpayers, if the shares were held for more than one year;

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

        You may read and copy the registration statement, including the attached exhibits, the reports, statements or other information that we file at the Commission's public reference room in Washington D.C., which is located at Room 1200, 450 Fifth Street, N.W., Washington, D.C., 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing the Commission at 450 Fifth Street, N.W., Washington D.C., 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. In addition, you may also obtain the reports and other information we file at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York, 10005.

ITEM 11 — QUANTITATIVE AND QUALITATIVE DISCLOSURES
ABOUT MARKET RISK

Market Risk Sensitive Instruments

        Financial instruments carried on the balance sheet include cash and bank balances, investments, receivables, trade payables, leases and borrowings. Matáv is also a party to financial instruments that reduce exposure to fluctuations in foreign currency exchange.

        Matáv is exposed to interest rate risk associated with its debt and anticipated transactions. In line with its financing strategy, Matáv prepaid its foreign currency denominated debt in 2003 and refinanced it with Hungarian forint denominated loans, therefore the Company is not exposed to a significant amount of foreign exchange risk in connection with its financing activities. Matáv has no significant concentrations of credit risk. As the vast majority of the revenues and expenses of the Hungarian entities arise in Hungarian forints, the measurement currency of Matáv is HUF, therefore Matáv's objective is to minimize the level of its financial risk in HUF terms.

        Matáv is exposed to financial market risk through interest rate fluctuations. This is due to the fact that changing EUR and HUF interest rates affect the fair value of fixed rate debts and also affect the cash outflow through the variable rate debts. To control interest rate risk, a combination of fixed and floating rate debt is used within the debt portfolio.

        In 2001, 2002 and 2003 Matáv occasionally entered into derivative contracts for risk reduction purposes. These foreign currency forward contracts and swap arrangements were taken to reduce the exchange rate risk related to the debt portfolio and/or the foreign exchange denominated payment obligations.

        Derivative instruments are limited to foreign currency forward contracts and swap agreements that are recognized at cost in the financial statements on inception.

        In connection with the acquisition of a 44 percent stake in MakTel, Matáv received a loan of EUR 301.5 million (HUF 79,985 million) from Deutsche Telekom Finance B.V. on January 15, 2001. The loan was based on a variable rate of EURIBOR plus 30 basis points and repayable in one amount on January 31, 2006. Interest payments are due semi-annually.

        Matáv entered into a swap agreement in 2002 in order to exchange the cashflows of the EUR 301.5 million loan to HUF cashflows. The counter-party in the transaction was Deutsche Telekom AG. The cross currency swap agreement entitled Matáv to receive EUR interest and principal payments and pay HUF principal and interest payments based on 6-month BUBOR plus a margin of 34 basis points. In 2002, the loan and the swap agreement were replaced with a new fixed 9.36 percent interest HUF loan of HUF 73,675 million, leaving the repayment terms unchanged.

        In connection with the acquisition of the remaining 49 percent stake in Westel, Matáv received a loan of EUR 920 million (HUF 226,750 million) from Deutsche Telekom Finance B.V. on December 20, 2001. The loan was based on a variable rate of EURIBOR plus 50 basis points and repayable in one amount on August 14, 2003. Interest payments were due quarterly.

        In 2002, Matáv concluded four swap agreements in order to exchange EUR 525 million of the above mentioned EUR 920 million loan to HUF cashflows. The counter-party in the transaction was Deutsche Telekom AG. The cross currency swap agreement entitled Matáv to receive EUR interest and principal amount, while Matáv had the obligation to pay variable HUF interest and HUF 126,644 million principal amount.

        In 2002, EUR 230 million while in 2003 further EUR 165 million was repaid of the portion of the loan for which no swap agreements were in place. In August 2003, all the remaining portion of this loan was refinanced in HUF in the amount of HUF 126.6 billion with Deutsche Telekom International Finance BV. Simultaneously, the respective EUR 525 million loan and the related swap agreements were terminated. The exchange rate of this transaction was based on the terminated swap agreements. See also Note 18 to the consolidated financial statements for more details.

        The refinancing of the EUR loan with HUF loans and the termination of the swap agreements in 2003 are not included in the cashflow statement as these are considered non cash transactions.

        The above mentioned loans were accounted for in the originally denominated currency (EUR), while the related swap agreements were accounted for as derivative instruments.

        All swap agreements were terminated in 2003 parallel with the refinancing of the underlying loans, therefore, derivative contracts entered into in 2003 were limited to foreign currency forward contracts and embedded derivatives and are disclosed as financial instruments held for trading or derivative liabilities.

        The financial asset portfolio is relatively small compared to the debt portfolio of Matáv and mainly includes bank deposits.

        The net carrying amounts of financial assets including cash, investments, receivables and payables and finance lease obligations reflect reasonable estimates of fair value due to the relatively short period to maturity of the instruments.

        The following table is a summary of Matáv's market sensitive debt instruments. It shows the weighted average rates of fixed rate and variable rate bank loans and bonds as of December 31, 2003.

	Maturities
	2004	2005	2006	2007	2008	after 2008	Total
	(in HUF millions, except percentages)
Bank loans (HUF Denominated)
Fixed rate	14,500	-	-	-	-	-	14,500
Average interest rate	11.90%						11.90%
Variable rate	51,185	15,375	23,125	5,125	3,000	-	97,810
Average interest rate	11.75%	11.17%	10.86%	11.26%	9.70%		11.36%

Total	65,685	15,375	23,125	5,125	3,000	0	112,310

Bonds (HUF denominated)
Fixed rate	75	-	-	-	-	129	204
Average interest rate	0.00%					0.00%	0.00%

Total	75	-	-	-	-	129	204

ITEM 12 — DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13 — DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14 — MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
AND USE OF PROCEEDS

        None.

ITEM 15 — CONTROLS AND PROCEDURES

        As of December 31, 2003 we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required. There has been no change in our internal control over financial reporting during 2003 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16 — (RESERVED)

ITEM 16A — AUDIT COMMITTEE FINANCIAL EXPERT

        The Supervisory Board has determined that Mr. Joachim Kregel is an "audit committee financial expert" as defined by Item 401 (h) of Regulation S-K of the Securities Exchange Act of 1934, as amended.

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

        For more information, see "Item 6 — Directors, Senior Management and Employees".

ITEM 16B — CODE OF ETHICS

        We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies to our Chief Executive Officer, Chief Financial Officer, principal accounting officer and persons performing similar functions, as well as to our directors and other officers and employees. Our code of ethics is filed as Exhibit 11.1. to this Form 20-F. If we amend the provisions of our code of ethics that apply to our Chief Executive Officer, Chief Financial Officer, principal accounting officer and persons performing similar functions or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at http://www.matav.hu.

ITEM 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES

  Audit and Non-Audit Fees

        The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers Könyvvizsgáló és Gazdasági Tanácsadó Kft. ("PwC"), during the fiscal years ended December 31, 2002 and 2003:

	At December 31,
	2002	2003
	(in HUF thousand)
Audit Fees	281,367	298,877
Audit-Related Fees	16,241	8,457
Tax Fees	23,232	24,753
All Other Fees	240,315	5,417

	561,155	337,504

        Audit fees in the above table are the aggregate fees billed by PwC in connection with the audit of our annual financial statements, reviews of quarterly reports and services performed in relation to legal obligations and submissions required by regulatory provisions.

        Audit-related fees in the above table are the aggregate fees billed by PwC for services which are normally performed by the external auditor in connection with the auditing of the annual financial statements, e.g. advice on issues of accounting and reporting which were not classified as audit services and support with the interpretation of new accounting and reporting standards.

        Tax fees in the above table are fees billed by PwC for services relating to issues of domestic and international taxation (adherence to tax law, tax planning and tax consulting). Furthermore, services were commissioned for the assistance with tax audits and appeals, evaluations for taxation purposes, as well as assistance to tax law.

        Other fees in the above table are fees billed by PwC primarily related to services like participation by Matáv employees in conferences and training sessions organized by PwC.

        In 2002, other fees include aggregate fees billed of HUF 240 million related to PwC's consulting services unit for the period from January 1, 2002 to October 1, 2002. This consulting services unit of the firm was sold on October 1, 2002.

  Audit Committee Pre-Approval Policies and Procedures

        The "Rules of Procedure and Pre-approval Policy" was approved by the Audit Committee of Matáv's Supervisory Board on December 11, 2003. This requires all services, which are to be performed by our external auditors to be pre-approved. This may be in the form of general pre-approval or as pre-approval on a case-by-case basis. All services to be performed by the external auditors were subjected to the above policy and approved in advance. The Audit Committee has been regularly informed of the services and the fees to be paid.

        See Exhibit 14.2. for "Rules of Procedure and Pre-approval Policy".

        No services which are classified as prohibited services by the U.S. Securities and Exchange Commission were commissioned after May 6, 2003.

ITEM 16D — EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E — PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17 — FINANCIAL STATEMENTS

See pages F-1 through F-55 incorporated herein by reference.

ITEM 18 — FINANCIAL STATEMENTS

Not applicable.

ITEM 19 — EXHIBITS

1.1.	Articles of Association of Matáv (incorporated herein by reference to Exhibit 1.1. of Matáv's 2001 Form 20-F dated May 9, 2002).
3.1.
Form of Deposit Agreement, dated as of October 8, 1997, among Matáv, Morgan Guaranty Trust Company of New York, as Depository, and holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt (incorporated herein by reference to Exhibit 4.1. of Matáv's Form F-1 dated November 13, 1997).
4.1.
Agreement to furnish to the Securities and Exchange Commission copy of the HUF 45 billion Medium Term Note Program upon request (incorporated herein by reference to Exhibit 2.2. of Matáv's 2001 Form 20-F dated May 9, 2002).
4.2.	Concession Agreement, dated December 19, 1993, between the Minister and MagyarCom (incorporated herein by reference to Exhibit 10.1. of Matáv's Form F-1 dated November 13, 1997).
4.3.	Assignment and Assumption, dated December 22, 1993, by and among MagyarCom, Matáv and the Minister (incorporated herein by reference to Exhibit 10.2. of Matáv's Form F-1 dated November 13, 1997).
4.4.	Concession Contract, as amended, dated December 22, 1993, between the Minister and Matáv (incorporated herein by reference to Exhibit 4.3.1. of Matáv's 2001 Form 20-F dated May 9, 2002).
4.5.
Contract for the revision and termination of the Nationwide Concession Contract concluded on December 22, 1993 and the Concession Contract concluded on May 25, 1994 and for the provision of universal telecommunications services, dated January 28, 2002, by and among the Minister and Matáv (incorporated herein by reference to Exhibit 4.3.2. of Matáv's 2001 Form 20-F dated May 9, 2002).
4.6.	Shareholders' Agreement, dated September 26, 1997, by and among Matáv, MagyarCom and the Minister (incorporated herein by reference to Exhibit 10.5. of Matáv's Form F-1 dated November 13, 1997).

4.7.
Amended and Restated Framework Services Agreement, dated January 1, 2000, by and among Matáv, Deutsche Telekom AG, Ameritech International Inc. and MagyarCom Services Kft. (incorporated herein by reference to Exhibit 4.5. of Matáv's 2001 Form 20-F dated May 9, 2002).
4.8.
Share Purchase Agreement between the Republic of Macedonia and Matáv relating to the sale of 50 percent of the issued share capital of Makedonski Telekomunikacii dated December 22, 2000 (incorporated herein by reference to Exhibit 4.6.1 of Matáv's 2001 Form 20-F dated May 9, 2002).
4.9.
Subscription and Shareholders' Deed between Matáv, Cosmotelco Added Value Services S.A., SEEF Holdings Limited and Telemacedonija Ad Skopje, dated December 14, 2000 (incorporated herein by reference to Exhibit 4.6.2. of Matáv's 2001 Form 20-F dated May 9, 2002).
4.10.
First Supplemental Deed to the Subscription and Shareholders' Deed between Matáv, CosmoTelco Added Value Services S.A., SEEF Holdings Limited and Telemacedonija Ad Skopje, dated December 14, 2000 (incorporated herein by reference to Exhibit 4.6.3. of Matáv's 2001 Form 20-F dated May 9, 2002).
4.11.
Second Supplemental Deed to the Subscription and Shareholders' Deed between Matáv, CosmoTelco Added Value Services S.A., SEEF Holdings Limited and Telemacedonija Ad Skopje, dated December 14, 2000 (incorporated herein by reference to Exhibit 4.6.4. of Matáv's 2001 Form 20-F dated May 9, 2002).
4.12.
Shareholders Agreement between the Republic of Macedonia and Matáv in relation to Makedonski Telekomunikacii, dated January 15, 2001 (incorporated herein by reference to Exhibit 4.6.5. of Matáv's 2001 Form 20-F dated May 9, 2002).
4.13.
Modification of the Subscription and Shareholders' Deed between Matáv and CosmoTelco Added Value Services S.A. with respect to the option, dated February 7, 2002 (incorporated herein by reference to Exhibit 4.6.6. of Matáv's 2001 Form 20-F dated May 9, 2002).
4.14.
Agreement for Call Option Extension between Matáv and CosmoTelco Added Value Services S.A. with respect to the option, dated February 7, 2003. (incorporated herein by reference to Exhibit 4.6.7. of Matáv's 2002 Form 20-F dated May 9, 2003).
4.15.	Election of Exercise the Put Option of SEEF Holdings Limited dated March 7, 2003. (incorporated herein by reference to Exhibit 4.6.8. of Matáv's 2002 Form 20-F dated May 9, 2003).
4.16.	Share Purchase Agreement between Matáv and SEEF Holdings Limited on the Sale of 2,077,311 Ordinary Shares in Stonebridge AD, dated June 20, 2003.
4.17.	Call Option Waiver Agreement between Matáv and CosmoTelco Added Value Services S.A. with respect to the option, dated December 10, 2003
4.18.	Call Option Agreement between Deutsche Telekom AG and Matáv, dated October 20, 1999 (incorporated herein by reference to Exhibit 4.7.1. of Matáv's 2001 Form 20-F dated May 9, 2002).
4.19.	Westel Proxy between Deutsche Telekom AG and Matáv, dated October 20, 1999 (incorporated herein by reference to Exhibit 4.7.2. of Matáv's 2001 Form 20-F dated May 9, 2002).
4.20.
Business Share Sale and Purchase Agreement, dated December 21, 2001 between Deutsche Telekom AG and Matáv (incorporated herein by reference to Exhibit 4.7.3. of Matáv's 2001 Form 20-F dated May 9, 2002).
4.21.	Share Sale and Purchase Agreement, dated December 21, 2001 between Deutsche Telekom AG and Matáv (incorporated herein by reference to Exhibit 4.7.4. of Matáv's 2001 Form 20-F dated May 9, 2002).

4.22.
Determination of the foreign exchange rate for the exercise of the Westel Call Option and e-denomination of purchase price to euro, letter dated October 31, 2001 from Deutsche Telekom AG to Matáv (incorporated herein by reference to Exhibit 4.7.5. of Matáv's 2001 Form 20-F dated May 9, 2002).
4.23.
Loan Agreement between Deutsche Telekom International Finance B.V. and Matáv to finance the acquisition of a 49 percent stake both in Westel and Westel 0660, dated December 20, 2001 (incorporated herein by reference to Exhibit 4.7.6. of Matáv's 2001 Form 20-F dated May 9, 2002).
4.24.	Loan Agreement, dated July 4, 2003, between Deutsche Telekom International Finance B.V. and Matáv to refinance the loan taken on December 20, 2001
4.25.	Amendment to the Loan Agreement, dated August 13, 2004, between Deutsche Telekom International Finance B.V. and Matáv with respect to the Loan Agreement, dated July 4, 2003
4.26.
Loan Agreement for the purpose of Financing the Acquisition of MakTel, dated January 11, 2001 between Matáv and Deutsche Telekom AG (incorporated herein by reference to Exhibit 4.8. of Matáv's 2001 Form 20-F dated May 9, 2002).
8.1.
See "Significant Subsidiaries" in "Item 4 — Information on the Company" for significant subsidiaries as of December 31, 2003. All subsidiaries were incorporated in Hungary, except for MakTel and Stonebridge A.D., which were incorporated in Macedonia.
11.1.	Code of Ethics
12.1.	Certification of the CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2.	Certification of the CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1.	Certification of the CEO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2.	Certification of the CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1.	Independent Auditors' Consent of PricewaterhouseCoopers.
14.2.	Audit Committee's Pre-approval Policies and Procedures

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 11, 2004

Magyar Távközlesi Rt.
By:	/s/ ELEK STRAUB
Name: Elek Straub Title: Chairman and Chief Executive Officer
By:	/s/ DR. KLAUS HARTMANN
Name: Dr. Klaus Hartmann Title: Chief Financial Officer

MAGYAR TÁVKÖZLÉSI RT.

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITOR'S REPORT
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF OF MAGYAR TÁVKÖZLÉSI RT.

We have audited the accompanying consolidated balance sheets of Magyar Távközlési Rt. ("Matáv") as of December 31, 2002 and 2003, and the related consolidated statements of income, cashflows and changes in shareholders' equity for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of Matáv's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Matáv as of December 31, 2003 and 2002, and the consolidated results of its operations and its cashflows for each of the three years in the period ended December 31, 2003 in accordance with International Financial Reporting Standards.

International Financial Reporting Standards vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2003 and the determination of consolidated shareholders' equity at December 31, 2003 and 2002 to the extent summarized in Note 35 to the consolidated financial statements.

PricewaterhouseCoopers
Budapest
January 26, 2004

MAGYAR TÁVKÖZLÉSI RT.

CONSOLIDATED BALANCE SHEETS

		At December 31,
		HUF		U.S.$
	Notes	2002	2003	2003
		(in HUF millions)		(million USD) (unaudited)
ASSETS				(note 2)
Current assets
Cash and cash equivalents	6	8,851	22,132	106
Financial instruments held for trading	7	447	494	3
Trade and other receivables	8	88,921	94,909	456
Inventories	9	13,063	9,997	48
Assets held for disposal	10	2,285	3,612	17

Total current assets		113,567	131,144	630
Non current assets
Property, plant and equipment	11	645,087	620,990	2,987
Intangible assets	12	295,199	289,234	1,391
Associates	14	4,607	4,827	23
Deferred taxes	27	6,619	4,584	22
Other non current assets	15	12,372	8,058	39

Total non current assets		963,884	927,693	4,462
Total assets		1,077,451	1,058,837	5,092

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Loans and other borrowings – third party	18	65,569	66,292	319
Loans from related parties	18	162,771	126,644	609
Derivatives	17	3,993	87	0
Trade and other payables	19	101,857	101,373	487
Deferred revenue	20	2,722	1,971	9
Provision for liabilities and charges	21	11,150	6,499	32

Total current liabilities		348,062	302,866	1,456
Non current liabilities
Loans and other borrowings – third party	18	71,992	47,669	229
Loans from related parties	18	73,675	73,675	354
Deferred revenue	20	4,456	2,475	12
Deferred taxes	27	2,646	1,768	9
Provision for liabilities and charges	21	1,040	-	-

Total non current liabilities		153,809	125,587	604
Minority interests	22	59,436	70,274	338
Shareholders' equity
Common stock		104,281	104,281	502
Additional paid in capital		27,382	27,382	132
Treasury stock		(4,488)	(3,842)	(18)
Cumulative translation adjustment		(4,348)	825	4
Retained earnings		393,317	431,464	2,075

Total shareholders' equity		516,144	560,110	2,695

Total liabilities and shareholders' equity		1,077,451	1,058,837	5,092

These consolidated financial statements were accepted for the Board of Directors on January 26, 2004 and signed on their behalf by:

Elek Straub Chairman and Chief Executive Officer	Dr. Klaus Hartmann Chief Financial Officer

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TÁVKÖZLÉSI RT.

CONSOLIDATED INCOME STATEMENTS

		For the year ended December 31,
		HUF			U.S.$
	Notes	2001	2002	2003	2003
		(in HUF millions, except per share amounts)			(million USD) (unaudited) (note 2)
Revenues	23	547,735	590,585	607,252	2,921
Employee-related expenses	24	(75,962)	(89,264)	(87,920)	(423)
Depreciation and amortization		(116,622)	(122,741)	(128,334)	(617)
Payments to other network operators		(72,606)	(81,078)	(84,449)	(406)
Cost of telecommunications equipment sales		(39,101)	(39,744)	(40,811)	(197)
Other operating expenses	25	(124,044)	(135,518)	(143,674)	(691)

Total operating expenses		(428,335)	(468,345)	(485,188)	(2,334)
Operating profit		119,400	122,240	122,064	587
Net interest and other charges	26	(13,104)	(27,919)	(40,002)	(192)
Share of associates' results before income tax		1,703	691	963	5

Profit before income tax		107,999	95,012	83,025	400
Income tax expense	27	(11,733)	(13,245)	(13,685)	(66)

Profit after income tax		96,266	81,767	69,340	334
Minority interest	22	(13,706)	(13,639)	(11,865)	(57)

Net income		82,560	68,128	57,475	277

Basic earnings per share
Weighted average number of common stock outstanding (thousands)		1,037,273	1,037,587	1,037,912	1,037,912
Net income (HUF millions)		82,560	68,128	57,475	277

Basic earnings per share (HUF)		79.59	65.66	55.38	0.27

Diluted earnings per share
Weighted average number of common stock outstanding for diluted earnings per share (thousands)		1,037,273	1,037,587	1,037,912	1,037,912
Net income (HUF millions)		82,560	68,128	57,475	277

Diluted earnings per share (HUF)		79.59	65.66	55.38	0.27

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TÁVKÖZLÉSI RT.

CONSOLIDATED CASHFLOW STATEMENTS

		For the year ended December 31,
		HUF			U.S.$
	Notes	2001	2002	2003	2003
		(in HUF millions)			(million USD) (unaudited) (note 2)
Cashflows from operating activities
Cash generated from operations	28	229,344	239,536	240,497	1,157
Interest paid		(19,416)	(27,259)	(30,063)	(145)
Income tax paid		(13,383)	(13,234)	(12,318)	(59)
Net cashflows from operating activities		196,545	199,043	198,116	953
Cashflows from investing activities
Purchase of tangible and intangible assets	13	(127,747)	(109,988)	(90,788)	(437)
Purchase of subsidiaries and business units	5	(326,553)	(13,459)	(7,992)	(38)
Cash acquired through business combinations	5	6,314	-	61	-
Interest received		2,141	660	908	4
Dividends received		779	1,437	575	3
Sale of trading investments – net		6,417	(120)	266	1
Proceeds from disposal of tangible and intangible assets		9,099	1,529	2,269	11

Net cashflows from investing activities		(429,550)	(119,941)	(94,701)	(456)
Cashflows from financing activities
Dividends paid to shareholders and minority interest		(18,806)	(11,437)	(23,507)	(113)
Proceeds from loans and other borrowings		522,464	217,429	192,057	924
Repayment of loans and other borrowings		(273,300)	(286,787)	(260,583)	(1,254)
Proceeds from issue of common stock		-	4,973	-	-
Purchase of treasury stock		(36)	(4,488)	(3,842)	(18)
Proceeds from sale of treasury stock		-	85	3,842	18
Other		(125)	171	(2)	-

Net cashflows from financing activities		230,197	(80,054)	(92,035)	(443)
Effect of foreign exchange rate changes on cash and cash equivalents		(371)	(314)	1,901	9

Change in cash and cash equivalents		(3,179)	(1,266)	13,281	63
Cash and cash equivalents, beginning of year		13,296	10,117	8,851	43

Cash and cash equivalents, end of year		10,117	8,851	22,132	106

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TÁVKÖZLÉSI RT.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Shares of Common stock	Common stock	Additional Paid-in capital	Treasury stock	Cumulative translation adjustment	Retained earnings (f)	Total Shareholders' equity
				(in HUF millions)
Balance at December 31, 2000 as reported	1,037,358,870	103,736	22,955	(127)	-	260,420	386,984
Acquisition of additional 49% interest in Westels:
Equity effect (g)						252,408	252,408
Net income effect (g)						(2,111)	(2,111)

Balance at December 31, 2000 after restatement	1,037,358,870	103,736	22,955	(127)	-	510,717	637,281

Effect of adopting IAS 39 (c)						501	501
Dividend						(10,373)	(10,373)
Purchase of treasury stock (b)				(36)			(36)
Cumulative Translation Adjustment					(2,420)		(2,420)
Equity effect of acquiring additional 49% in Westel (h)						(247,213)	(247,213)
Net income						82,560	82,560

Balance at December 31, 2001	1,037,358,870	103,736	22,955	(163)	(2,420)	336,192	460,300

Price correction of Westel transaction (i)						485	485
Dividend						(11,410)	(11,410)
Sale of treasury stock (b)				163		(78)	85
Stock issuance (d)	552,730	55	429				484
Stock issuance (e)	4,900,000	490	3,998				4,488
Purchase of treasury stock (e)				(4,488)			(4,488)
Cumulative Translation Adjustment					(1,928)		(1,928)
Net income						68,128	68,128

Balance at December 31, 2002	1,042,811,600	104,281	27,382	(4,488)	(4,348)	393,317	516,144

Dividend						(18,682)	(18,682)
Sale of treasury stock (b)				4,488		(646)	3,842
Purchase of treasury stock (b)				(3,842)			(3,842)
Cumulative Translation Adjustment					5,173		5,173
Net income						57,475	57,475

Balance at December 31, 2003 (a)	1,042,811,600	104,281	27,382	(3,842)	825	431,464	560,110

Of which treasury stock	(4,900,000)
Shares of common stock outstanding at December 31, 2003	1,037,911,600

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TÁVKÖZLÉSI RT.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (notes)

(a)
In addition to the 1,042,811,600 issued shares of common stock (nominal value of HUF 100), total shareholders' equity includes one Series "B" preference share at the nominal value of HUF 10,000 at December 31, 2003. This Series "B" share is held by the Prime Minister's Office and bestows certain rights on its owner, including access to information, and the appointment of a Director. This share may only be held by the Government or its nominee. The number of authorized shares on December 31, 2003 is 1,054,911,600.

(b)
In 2001 the Company purchased 21,333 shares of its common stock for HUF 36 million. In 2002 the Company sold 96,097 shares of its common stock for HUF 85 million, resulting in a loss of HUF 78 million. In 2003 the Company sold and repurchased its 4,900,000 shares of common stock for HUF 3,842 million, which resulted in a loss of HUF 646 million.

(c)
In 2001 the Company adopted IAS 39 "Financial instruments – Recognition and Measurement" and has recognized the cumulative effect of the change in accounting directly in equity for the derivative asset of HUF 589 million with a related deferred tax liability of HUF 88 million.

(d)
In 2002 Investel (a consolidated subsidiary of the Group) sold its 552,730 Matáv shares for HUF 484 million outside the group. These shares were registered by Matáv and subscribed by Investel in 2000 but issued outside the group for the first time in 2002.

(e)
As a result of the new employee stock ownership program launched in 2002, the Company issued 4,900,000 shares of common stock, which were repurchased immediately. See note 29 for more details.

(f)
The distributable reserves of the Company under Hungarian law at December 31, 2003 amounted to approximately HUF 317,000 million (HUF 260,000 million at December 31, 2002).

Acquisition of additional 49% interest in the Westels (see note 5 for more details):

(g)
In December 2001 the Company acquired 49% of the common stock of Westel and Westel 0660 (the Westels) from Deutsche Telekom ("DT"). The Company was controlled by DT, hence this was a transaction between parties under common control. The financial statements were restated for 2000 as if the Westels had been wholly owned subsidiaries of Matáv from March 23, 2000, the date when DT acquired 49% of the Westels. The consideration for the Company's acquisition of the Westels was financed by a loan from DT. Terms of the loan agreement are described in Note 18. The loan agreement was completed on December 20, 2001. The book value of the Company's additional share of net assets (including goodwill and other intangibles) of the Westels on March 23, 2000 has been presented as an increase in equity at December 31, 2000 (HUF 252,408 million).

(h)
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

MAGYAR TÁVKÖZLÉSI RT.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1 General information

        Magyar Távközlési Rt. (the "Company" or "Matáv Rt.") with its subsidiaries form the Matáv Group ("Matáv" or "the Group"). Matáv is the principal supplier of telecommunications services in Hungary and in Macedonia. Matáv is a full-service telecommunications provider.

        The Company was incorporated in Hungary on December 31, 1991 and commenced business on January 1, 1992. The Company's registered address is Krisztina körút 55, 1013 Budapest, Hungary.

        The Company had exclusive rights through December 2001 to provide domestic long distance and international public telephony services throughout Hungary. Of the 54 local concession areas, the Company had exclusive rights to provide local public fixed line telephony service in 31 areas until December 23, 2001. Since that date, Matáv Rt. is subject to competition in these areas. Matáv Rt. had exclusive rights in an additional five concession areas through May 2002, while its subsidiary, Emitel had exclusive rights in an additional three concession areas through November 2002. In the remaining 15 local concession areas, the concession holders had exclusive rights until December 2002, from which time Matáv can compete in these areas.

        Matáv is Hungary's largest mobile telecommunications provider through its subsidiary, Westel Mobil Távközlési Rt. ("Westel"). In addition, Matáv provides leased lines, data transmission, corporate networks, cable television, internet and sells and leases telecommunications equipment in Hungary and in Macedonia.

        The concession and license agreements under which the Group operates are summarized as follows.

        The Hungarian Act on Communications was approved by the Hungarian Parliament in June 2001 and entered into force on December 23, 2001. The Act on Communications established a new regime of retail price controls on fixed line voice telephony services, introduced a universal service obligation and designated Matáv as a company with significant market power on the fixed line voice telephony market. The Act on Communications also requires unbundling of local loops, transparency of cost-based pricing, and reference offers for interconnection, and for leased line interconnection services. The cost base of the price of these services must be calculated using Long Run Incremental Costs ("LRIC") from January 1, 2003. The Act on Communications introduced carrier selection and carrier pre-selection possibilities.

        The Act on Communications and related executive decrees are subject to modification in relation to harmonization with the New European Union ("EU") Regulatory Framework for Telecommunications and in order to further increase competition. Modifications are expected to take force at the latest by May 1, 2004 when Hungary is expected to join the EU. The regulatory review is focusing on the following areas: EU harmonization and competition, internet regulation, universal service obligation regulation, cost accounting and price regulation, carrier selection, unbundling, number portability regulation and institutional issues.

        The Company became a universal service provider as a consequence of the universal service contract that was concluded between Matáv and the Minister for Informatics and Telecommunications on January 28, 2002 (the "Contract on Universal Service Provision" - USP). The contract on USP includes certain service provision, operational and quality requirements and universal service providers are entitled to compensation for their loss of revenue resulting from the low price of universal service packages.

        On October 7, 1999 an amended Concession Contract was signed between the Ministry of Transport, Communications and Water Management and Westel, extending Westel's rights and obligations to also provide service in the 1800 MHz band in Hungary. The duration of the DCS Concession is fifteen years. The Company started commercial operation in the 1800 MHz band on November 16, 2000.

        In accordance with Westel's Deed of Association, the initial duration of the concession regarding the (a) GSM 900 public mobile radio telephone service is a period of fifteen (15) years calculated from the execution of the Concession Agreement (November 4, 1993 to November 4, 2008). Regarding the (b) DCS 1800 public mobile radio telephone service shall be fifteen (15) years from the execution of the new Concession Agreement (October 7, 1999 to October 7, 2014).

        The Minister is entitled to extend the concession period for both the GSM 900 and the DCS 1800 public mobile radio telephone services upon their expiry. Regarding the GSM 900 public mobile radio telephone service, after November 5, 2008, regarding the DCS 1800 public mobile radio telephone service, after October 7, 2014, for another seven (7) years and six (6) months without issuing a tender invitation.

        On November 4, 2002, the National Regulatory Authority ("NRA", Hírközlési Felügyelet) pronounced Westel as a significant market power in the interconnections market.

        The liberalization of the Hungarian fixed line telecommunications market is expected to have an effect on the mobile telecommunications industry as well.

        The Group is also present in the Macedonian telecommunications market through its subsidiaries' operations. MakTel is the sole fixed line service provider while MobiMak is the leading mobile service provider in Macedonia. Both companies have a Concession Contract to provide services until December 31, 2018. Further, MakTel has exclusive rights in (a) Fixed Voice Telephony Services, Leased Line Services and (b) to construct, lease, own, develop, maintain and operate Fixed Public Telecommunication Networks until December 31, 2004. These exclusive rights include local, national and international long distance public fixed voice services independently of the technology used, including voice over Internet Protocol services.

        The pricing policy, which is part of MakTel's Concession Contract, entitles MakTel to re-balance its tariffs by the end of 2004. During the exclusivity period MakTel is obliged to provide universal services. The regulation of services for the period after December 2004 is currently in progress.

2 Accounting policies

(a) Basis of presentation

        The consolidated financial statements have been prepared under the historical cost convention, except as disclosed in the accounting policies below, and in compliance with International Financial Reporting Standards ("IFRS").

        The consolidated financial statements are shown in millions of Hungarian Forints ("HUF"). For the convenience of the reader, the consolidated balance sheet, income statement and cashflow statement for the year 2003 are also presented in millions of U.S. dollars ("USD") translated at a rate of HUF 207.92 to

USD 1.00 (the official rate of the National Bank of Hungary at December 31, 2003). These translations are unaudited.

        The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes thereto. Actual results could differ from those estimates.

(b) Group accounting

        (1)   Subsidiaries

        Subsidiaries, which are those entities (including Special Purpose Entities) in which the Group has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies, are consolidated.

        The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether the Group controls another entity.

        Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill. Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

        Business combinations are accounted for according to the purchase method of accounting prescribed by IAS 22 – Business combinations.

        (2)   Associates and joint ventures

        The Group has no joint ventures.

        Investments in associates are accounted for applying the equity method of accounting. Under this method the company's share of the post-acquisition profits or losses of associates is recognized in the income statement. The cumulative post-acquisition movements are adjusted against the cost of investment. Associates are entities over which the Group generally has between 20% and 50% of the voting rights, or over which the Group has significant influence, but which it does not control.

        At December 31, 2003 the principal operating associates and subsidiaries of the Group, which are incorporated in Hungary and Macedonia, were as follows:

Associates	Group interest in capital	Activity
Hunsat Rt	50.00%	Satellite communications
Magyar RTL Televízió Rt	25.00%	Television broadcast company
Subsidiaries	Group interest in capital	Activity
Incorporated in Hungary:
Axelero Rt	100.00%	Internet service and content provider
Emitel Rt	100.00%	Local telecommunications operator
InvesTel Rt	100.00%	Cable TV holding
Matávcom Kft	100.00%	Solutions for business customers
MatávkábelTV Kft	100.00%	Cable television operator
Westel Mobil Távközlési Rt	100.00%	GSM digital cellular telephone services
Incorporated in Macedonia:
Makedonski Telekommunikacii AD (MakTel)	45.65%	Fixed line telecom. services
MobiMak AD	45.65%	Cellular telecom. services
Telemacedonia AD	88.03%	Macedonian consulting company
Stonebridge AD	89.51%	Macedonian holding company

        The Group's interest in the capital of subsidiaries and associates equals the voting rights therein, with the exception of MakTel and MobiMak, where the Company effectively holds 51% of the voting rights due to its voting power exercised through its ownership in Stonebridge.

(c) Foreign currency translation

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

        As the majority of the revenues and expenses of the Macedonian subsidiaries arise in MKD, the measurement currency of these entities is MKD. At year-end the assets and liabilities of the foreign subsidiaries are translated into HUF using the exchange rates prevailing on the balance sheet date. The income statements of the foreign subsidiaries are translated into HUF using the average rate of exchange during the year. The translation difference arising on consolidation is booked against the cumulative translation adjustment in shareholders' equity.

(d) Cash and cash equivalents

        Cash and cash equivalents include cash in banks and all highly liquid deposits with maturities of three months or less and exclude all overdrafts.

(e) Financial assets

        At January 1, 2001 the Group adopted IAS 39 and classified its financial assets into the following categories: trading, held-to-maturity, available-for-sale and originated loans.

        Financial assets that are acquired principally for the purpose of generating profit from short-term fluctuations in price are classified as trading investments and included in current assets.

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

        Loans and receivables originated are created by providing money, goods, or services directly to a debtor, other than those that are originated with the intent to be sold immediately or in the short term.

        Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis.

        Trading and available-for-sale financial assets are carried at fair value, while held-to-maturity investments and originated loans are carried at amortized cost. Any changes in the carrying values are accounted for in the income statement.

        Trading investments include securities issued by the government, the maturities of which are between three months and one year.

        During the period Matáv did not hold any available-for-sale or held-to-maturity types of investments.

(f) Receivables

        Receivables are stated at their recoverable amount, after accounting for any impairment losses included in other operating expenses. Recoverable amounts are estimated taking into account potential delays and defaults on payments.

        Amounts due and receivable from other network operators are shown net where a right of set-off exists and the amounts are settled on a net basis.

(g) Inventories

        Inventories are stated at the lower of cost or net realizable value using the historical cost method of accounting, and are valued on a weighted average basis. Phone sets are often sold for less than cost in connection with promotions to obtain new subscribers with minimum commitment periods. Such loss on the sale of equipment is only recorded when the sale occurs, as the normal resale value of the phone sets approximates cost.

(h) Assets held for disposal

        Assets held for disposal include real estates that are no longer needed for the future operations of the Company, and have been identified for sale, which is expected to take place within 12 months. These assets are accounted for at the lower of carrying value or recoverable amount. Recoverable amount is defined as the expected selling price less transaction costs.

(i) Property, plant and equipment

        Property, plant and equipment are stated at historical cost less accumulated depreciation. Cost in the case of the outside plant comprises all expenditures including the cabling within customers' premises and interest on related loans. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts and any related gain or loss is recognized in the consolidated income statement. Maintenance and repairs are charged to expense when incurred.

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

(j) Intangible assets

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

        Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary/associated undertaking at the date of acquisition. Goodwill on acquisitions is reported in the balance sheet as an intangible asset and is amortized using the straight-line method over its estimated useful life.

        Intangible assets are amortized over their respective economic lives. The useful lives of concessions and licenses were determined based on the terms of the underlying agreements. Such assets are stated at cost less amortization on a straight-line basis over the following periods:

Years
Concessions and licenses	8 - 25
Software	3 - 5
Leasehold interests	6
Brand-name	10
Goodwill on purchase of subsidiaries	10 - 20

(k) Impairment of non current assets

        Matáv regularly reviews its non current assets, including property, plant and equipment, intangible assets and associates and other long-term investments for impairment. Impairment losses are recognized as an expense for assets whose carrying value exceeds their recoverable amount, which is the higher of value in use or net selling price. Impairment losses of tangible and intangible assets are included in the depreciation and amortization line of the income statement, while impairment losses of other non current financial assets are included in net interest and other charges.

        The value in use of non current assets is determined at the cash generating unit level, using discounted cashflow analysis.

(l) Leases

  Lessor

        Assets leased out under operating leases are included in property, plant and equipment in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with similar fixed assets. Rental income is recognized on a straight-line basis over the lease term.

  Lessee

        Leases of property, plant and equipment where Matáv assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalized at the fair value of the asset or if lower, at the estimated present value of the future minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in loans and other borrowings. The interest element of the finance charge is charged to the income statement over the lease period. The property, plant and equipment acquired under finance lease contracts are depreciated over the shorter of the lease term or the useful life of the asset.

        Costs in respect of operating leases are charged to the consolidated income statement on a straight-line basis over the lease term, included in other operating expenses.

  Sale and leaseback transactions

        Sale and leaseback transactions involve the sale of an asset by Matáv and the leasing of the same asset or part of it back to Matáv.

        When sale and leaseback transactions qualify as finance leases any gain on the sale is deferred and recognized in the income statement over the lease term.

(m) Deferred taxes

        Deferred tax is recognized, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred income tax.

        The principal temporary differences arise from depreciation on property, plant and equipment, impairment of receivables, provisions for liabilities and charges and tax losses carried forward.

(n) Loans and other borrowings

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

        Effective borrowing cost (note 18) is calculated using the average amount of loans and other borrowings during the year and the total interest and other financial charges. The weighted average interest rate on borrowings is calculated using the average amount of loans and other borrowings during the year and the interest expense charged.

        Fair value information on loans and other borrowings is also presented in the financial statements. Fair value of loans and other borrowings is calculated using the discounted cashflow method.

(o) Deferred revenue

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

(p) Employee benefits

        (1)   Pensions

        Payments to defined contribution pension plans are recognized as an expense in the period in which they become due. Matáv does not have defined benefit pension schemes.

        (2)   Equity compensation benefits

        The Company does not recognize any compensation expense related to equity compensation plans.

        (3)   Termination benefits

        Termination benefits are payable whenever an employee's employment is terminated before the nominal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably committed to either terminate the employment of current employees according to a detailed formal plan without possibility of withdrawal or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

(q) Provisions

        Provisions are recognized when Matáv has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

        Costs related to the ongoing activities of the Group are not provided in advance.

(r) Treasury stock

        Where the Company or its subsidiaries purchases the Company's equity share capital, the consideration paid including any attributable incremental external costs are deducted from total shareholders' equity as treasury stock until they are cancelled. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders' equity.

(s) Revenues

        Revenues for all products and services (note 23), shown net of VAT and discounts and after eliminated sales within the Group, are recognized when products and services are provided.

        A proportion of the revenue received is paid to other operators for the use of their networks, where appropriate. These revenues and costs are stated gross in these consolidated financial statements.

        Revenues earned from connecting subscribers to the fixed or the mobile network are recognized upon service activation.

        Revenue and costs from sale of telephone sets are recognized upon delivery.

        Revenues from sale of public phone cards, prepaid mobile cards and prepaid internet cards are recognized when used by the customers or when expired with unused units.

(t) R&D and Marketing expenses

        Research and development as well as marketing costs are expensed as incurred.

(u) Earnings per share

        Basic earnings per share is calculated by dividing income for the period by the weighted average number of common stocks outstanding, while diluted earnings per share is calculated considering the weighted average number of dilutive convertible bonds and share options in addition to the number of common stocks outstanding.

(v) Dividends

        Dividends are recorded in the Group's financial statements in the period in which they are approved by the Group's shareholders.

(w) Segment reporting

        Matáv determines segments primarily based on products or services that are subject to risks and returns that are different from those of other businesses. Furthermore, segments are determined to be consistent with information used by management for internal reporting and monitoring purposes.

(x) Comparative information

        In order to maintain consistency with the current year presentation, certain items have been reclassified for comparative purposes.

3 Financial risk management

(a) Financial risk factors

        Matáv is exposed to interest and foreign exchange rate risk associated with its debt and anticipated transactions. As the vast majority of the revenues and expenses of the Hungarian entities arise in HUF, the measurement currency of Matáv is HUF, and as a result, Matáv's objective is to minimize the level of its financial risk in HUF terms.

        (1)   Foreign exchange risk

        The National Bank of Hungary lifted the devaluation of the Hungarian Forint against the Euro in October 2001 after widening the intervention band from +/-2.25% to +/-15% as of May 4, 2001. The introduction of this new foreign exchange regulation increased the foreign exchange risk of the Group significantly. In order to mitigate this increased risk, Matáv minimized its foreign currency borrowings in 2002 and 2003. The remaining foreign exchange exposure of Matáv is related to its operating activities through revenues from and payments to international telecommunications carriers as well as capital expenditure contracted with vendors in foreign currency. These revenues and payments, however, are almost in full balance, therefore Matáv very rarely has to buy or sell foreign currency on the market.

        Matáv occasionally enters into derivative contracts for risk reduction purposes. These foreign currency forward contracts and swap arrangements are taken to reduce the exchange rate risk related to the debt portfolio and/or the foreign exchange denominated payment obligations.

        (2)   Interest rate risk

        Matáv is exposed to financial market risk primarily through interest rate fluctuations. This is due to the fact that changing EUR and HUF interest rates affect the fair value of fixed rate debts and also affect the cash outflow through the variable rate debts. To control interest rate risk, a combination of fixed and floating rate debt is used within the HUF and the foreign currency portfolios. By the end of 2003 Matáv managed to convert almost all of its remaining foreign exchange debt portfolio to HUF, thereby limiting its exposure to interest rate fluctuations in the HUF environment.

        (3)   Credit risk

        The Group has no significant concentrations of credit risk. Cash and cash equivalents held by the Hungarian members of the Group are primarily denominated in Hungarian Forint and concentrations of credit risk are limited as Matáv places its cash with substantial credit institutions. Cash and cash equivalents held by the Macedonian subsidiaries are denominated in Macedonian Denars, Euros and in U.S. dollars.

        Concentrations of credit risk relating to trade receivables are limited due to the large number of customers comprising Matáv's customer base and their dispersion across many different industries and geographic areas.

        (4)   Liquidity risk

        Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit, Group Treasury aims at maintaining flexibility in funding by keeping committed credit lines available.

(b) Accounting for derivative financial instruments and hedging activities

        Matáv adopted International Accounting Standards No. 39 (IAS 39), "Financial Instruments: Recognition and Measurement" on January 1, 2001. IAS 39 requires that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or a liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized in earnings unless specific hedge accounting criteria are met.

        The cumulative effect of adopting IAS 39 was recognized against the retained earnings on January 1, 2001.

        Matáv does not apply hedge accounting for its financial instruments, all gains and losses are recognized in the income statement. The fair value of derivative instruments is included in other receivables or other non current assets and other payables or other non current liabilities depending on the maturity of the agreements.

(c) Fair value estimation

        The fair value of publicly traded derivatives and trading and available-for-sale securities is based on quoted market prices at the balance sheet date. The fair value of interest rate swaps is calculated as the present value of the estimated future cashflows. The fair value of forward foreign exchange contracts is determined based on forward exchange market rates at the balance sheet date.

        In assessing the fair value of non-traded derivatives and other financial instruments, the Group makes assumptions that are based on market conditions existing at each balance sheet date and estimated discounted value of future cashflows are used to determine fair value for the remaining financial instruments.

4 Segment information

        Matáv has three operating segments, fixed line telecommunications, mobile telecommunications and international activities.

        The fixed line telecommunications segment provides local telephony in Matáv's 39 local primary areas, domestic and international long distance services on a nationwide basis. Entities in the segment also provide services such as leased lines, data transmission, PBX, corporate network, cable TV services and internet in the whole of Hungary.

        The Mobile segment's only operational entity is Westel, which provides digital services in the 900 and 1,800 MHz frequency bandwidth. Westel 0660 provided analog mobile services until June 2003, when it returned its license to the Government due to its shrinking customer base. Westel 0660 merged into Westel as of November 30, 2003.

        The International segment includes four Macedonian companies. Stonebridge is the holding company through which Matáv controls MakTel. MakTel is Macedonia's exclusive fixed line telecommunications company. MobiMak is MakTel's subsidiary, which is the market leader cellular telecommunications service provider in Macedonia. Telemacedonia is a management company through which Matáv provides management and consulting services to MakTel, MobiMak and Stonebridge.

        Inter-segment pricing is on arms' length basis.

        All associates of the Group are operating in the fixed line segments.

        Geographic Information:    Matáv's fixed line and mobile segments operate exclusively in Hungary, while the international segment operates in Macedonia. Matáv does not analyze results on a more detailed level based on geographic areas within Hungary or Macedonia.

        The following tables present a summary of operating results of the Group by segment for the years ended December 31, 2001, 2002 and 2003. The segments presented below are substantially consistent with the format used by the Company's Management Committee.

	For the year ended December 31,
	2001	2002	2003
	(in HUF millions)
Revenues
Total revenue of Fixed line segment	333,685	336,306	324,552
Fixed line revenue from other segments	(11,221)	(11,620)	(11,870)

Fixed line revenue from external customers	322,464	324,686	312,682

Total revenue of Mobile segment	198,947	232,612	254,141
Mobile revenue from other segments	(33,653)	(34,043)	(29,335)

Mobile revenue from external customers	165,294	198,569	224,806

Total revenue of International segment	60,034	67,562	70,014
International revenue from other segments	(57)	(232)	(250)

International revenue from external customers	59,977	67,330	69,764

Total revenue of the Group	547,735	590,585	607,252

Depreciation and amortization
Fixed line	65,948	76,664	71,862
Mobile	40,282	35,423	39,895
International	10,392	10,654	16,577

Total	116,622	122,741	128,334

Operating profit
Fixed line	60,143	43,664	44,096
Mobile	35,793	52,390	55,030
International	23,464	26,186	22,938

Total	119,400	122,240	122,064

Share of associates' results before income tax
Fixed line	1,703	691	963

Total	1,703	691	963

	For the year ended December 31,
	2001	2002	2003
	(in HUF millions)
Assets
Fixed line	601,290	563,917	518,308
Mobile	359,614	361,535	360,423
International	148,438	157,894	183,336
Inter-segment elimination	(12,989)	(14,979)	(10,269)

Total segment assets	1,096,353	1,068,367	1,051,798
Unallocated assets	7,843	9,084	7,039

Total assets	1,104,196	1,077,451	1,058,837

Capital expenditures on tangible and intangible assets
Fixed line	75,050	49,245	39,662
Mobile	36,494	41,532	37,131
International	16,203	19,211	13,995

Total capital expenditure	127,747	109,988	90,788

Liabilities
Fixed line	102,048	88,073	71,907
Mobile	43,766	40,503	43,218
International	7,511	11,046	7,043
Inter-segment elimination	(12,989)	(14,979)	(10,269)

Total segment liabilities	140,336	124,643	111,899
Unallocated liabilities	455,391	377,228	316,554

Total liabilities	595,727	501,871	428,453

        The international segment includes both fixed line and mobile activities. Total revenue of the International segment in 2003 includes HUF 23,809 million that is generated by the mobile activities (HUF 23,616 million in 2002). Total assets of the International segment as at December 31, 2003 includes HUF 35,725 million that is related to the mobile activities (HUF 29,297 million in 2002), before the allocation of any goodwill thereto.

        Of the total net book value of goodwill as at December 31, 2003, HUF 14,203 million is allocated to the Fixed line segment, HUF 170,914 million to the Mobile segment and HUF 47,004 million to the International segment.

        Unallocated assets include tax assets, while unallocated liabilities include loans and other borrowings and tax liabilities.

        Depreciation and amortization of the segments include impairment losses charged on the tangible and intangible assets of the segments. Impairment losses charged in the reported years are disclosed in notes 11 and 12.

5 Acquisitions

Acquisition of the remaining 49% ownership in Westel Mobil Rt. (Westel) and Westel Rádiótelefon Kft. (Westel 0660)

        In March 2000, Deutsche Telekom finalized the purchase of MediaOne's interests in mobile operations in Central and Eastern Europe including MediaOne International B.V. which owned 49% of Westel and 49% of Westel 0660. At the same time Matáv was granted an option to purchase the 49% holdings in Westel and Westel 0660 from Deutsche Telekom during the fifteen-month period ending September 2001. On December 21, 2001 the Company became a 100% owner of both Westel and Westel 0660. The final purchase price included HUF 226,750 million (EUR 920 million), paid in December 2001, financed by a loan from DT as described in note 16, plus HUF 11,515 million paid in 2002, equal to 49% of the amount of dividends declared by Westel for the year 2001.

        At the time of the transaction Matáv was controlled by DT, therefore this was a transaction between parties under common control. The financial statements were restated as if the Westels were wholly owned subsidiaries of the Company from March 23, 2000, the date when DT acquired 49% of the Westels. The consideration for the Company's acquisition of the Westels was financed by a loan from DT. The terms of the loan agreement are described in note 16. The loan agreement was completed on December 20, 2001. The book value of the Company's additional share of net assets (including goodwill and other intangibles) of the Westels on March 23, 2000 were presented as an increase in equity at December 31, 2000 (HUF 252,408 million).

        Below is a summary of the impact of the restatement on shareholders' equity and net income in HUF millions.

	At December 31,
	2000	2001
	(in HUF millions)
Equity (excluding the effect of the restatement)	386,984	449,862
Adjustment in relation to the Westel acquisition	250,297	257,651
Transfer of consideration payable to liability	-	(247,213)

As restated	637,281	460,300

        The increase in equity as of December 31, 2000 reflects the Company's additional share of the assets and liabilities (including goodwill and other intangibles) of Westel and Westel 0660 at March 23, 2000, which was presented as equity because the loan from DT was not completed until December 20, 2001. The decrease in equity in December 2001 reflects the loan agreement with DT (which was completed on December 20, 2001), the dividends paid by Westel to DT prior to the transaction and additional consideration payable. The consideration payable by the Company was then transferred from equity to liabilities.

	At December 31,
	2000	2001
	(in HUF millions)
Adjustment to net income related to the Westel acquisition:
Amortization of goodwill and intangible assets	(16,780)	(16,411)
Related deferred tax	456	26
Reduction in minority interest	14,213	23,738

Total adjustment to Group net income	(2,111)	7,354
Net income as reported before restatement	68,763	75,206

Net income as restated	66,652	82,560

        The minority interest in Westel and Westel 0660 was eliminated and considered as part of the Group's net income both for 2000 and 2001.

        The minority interest in the net income of the two companies between March 31, 2000 and December 21, 2001 was as follows:

	At December 31,
	2000	2001
	(in HUF millions)
Westel	13,987	23,542
Westel 0660	226	196

Acquisition of Makedonski Telekommunikacii AD (MakTel)

        In December 2000, the Company, on behalf of a consortium, reached agreement with the government of Macedonia to purchase 51 percent of MakTel on its privatization. The closing of the transaction took place on January 15, 2001 whereby the Company paid EUR 343.3 million on behalf of the consortium in accordance with the relevant agreement. The 51 percent ownership acquired by the Company was contributed on January 16, 2001 to a newly established Macedonian holding company, Stonebridge Communications AD ("Stonebridge").

        In accordance with the subscription and shareholders' deed ("Deed") between the Company, SEEF Holdings Ltd. ("SEEF") and CosmoTelco Added Value Services S.A. ("CosmoTelco"), the latter two acquired a 6.1 percent and a 7.4 percent ownership respectively in Stonebridge, reducing Matáv's investment in Stonebridge to EUR 301.5 million. Matáv, consequently, had an 86.5 percent stake in Stonebridge, which owns 51 percent of MakTel. Thereby Matáv had an effective ownership share in MakTel of approximately 44 percent. The total acquisition cost of the 44% effective ownership amounted to HUF 83,380 million.

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

        Pursuant to the terms of the Deed, SEEF exercised its put option (in relation to 3.05% holding in Stonebridge) on June 20, 2003 and Matáv paid EUR 21 million (HUF 5,545 million) to SEEF on July 27, 2003. Following the financial closing of the transaction, Matáv has an 89.51 percent ownership in Stonebridge, with an effective ownership share in MakTel of 45.65 percent.

        CosmoTelco and the Company entered into a call option agreement whereby CosmoTelco had the right to acquire additional shares in Stonebridge from Matáv such that CosmoTelco's holding could have been increased to 29 percent of the issued share capital of Stonebridge. The price for each share is based on Matáv's acquisition cost plus holding costs. Before the expiration of CosmoTelco's call option on February 8, 2002 Matáv and CosmoTelco amended the option agreement as a result of which CosmoTelco had until February 2003 to exercise its option for a 10% share in Stonebridge. Matáv paid a fee of EUR 7 million (HUF 1,715 million) in return for CosmoTelco letting the option for the remaining 11.55% share expire unexercised on February 8, 2002. In 2003 the parties agreed that CosmoTelco allowed its option to lapse, and Matáv paid EUR 2.5 million (HUF 658 million) to CosmoTelco.

        Matáv's ownership interest of 89.51 percent in Stonebridge equals its share of voting rights. Stonebridge's ownership interest of 51 percent in MakTel equals its share of voting rights.

        MakTel has been a consolidated subsidiary of the Group from January 15, 2001 on the basis that Matáv controls Stonebridge through its ownership and Stonebridge controls MakTel through its 51 percent share of ownership.

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

The assets and liabilities of subsidiaries acquired in 2001 are summarized in the table below:

	Westel and Westel 0660	MakTel	Emitel
	(in HUF millions)
Total purchase consideration	239,018	83,380	13,930
Fair value of net assets acquired	51,223	32,027	5,847
Goodwill	187,795	51,353	8,083
Fair value of net assets acquired:
Cash and cash equivalents	-	5,488	826
Trading investments	-	699	-
Receivables	-	10,096	742
Inventory	-	785	96
Property, plant and equipment	-	74,023	10,270
Intangible assets	6,246	171	311
Associates	-	-	(3,234)
Trade and other payables	2,192	(5,768)	(1,018)
Deferred revenue	-	-	(391)
Loans and other borrowings	-	(19,661)	(1,265)
Net deferred tax assets	(1,124)	2,157	(490)
Minority interests	54,832	(35,963)	-
Equity adjustment	(10,923)	-	-

	51,223	32,027	5,847

Purchase of subsidiaries and business units in the cashflow statement

	For the year ended December 31,
	2001	2002	2003
	(in HUF millions)
Westel	227,503	11,515	-
MakTel / Stonebridge	83,380	-	5,545
Emitel	13,930	-	-
Amounts paid to CosmoTelco for unexercised call option	-	1,715	658
Other	1,740	229	1,789

Total purchase of subsidiaries and business units	326,553	13,459	7,992

        Other items include the purchase price paid for shares of non-principal subsidiaries and business units.

6 Cash and cash equivalents

	At December 31,
	2002	2003
	(in HUF millions)		Average interest rate
HUF	1,761	1,097	3.61%
MKD	6,689	14,669	3.75%
Other	401	6,365	1.14%

	8,851	22,132	2.99%

	At December 31,
	2002	2003
	(in HUF millions)
Cash	70	200
Bank	8,781	9,430
Securities	-	12,502

	8,851	22,132

7 Financial instruments held for trading

        Financial instruments held for trading consist of treasury instruments and derivative assets with maturities of three to twelve months, held for trading purposes.

8 Receivables

	At December 31,
	2002	2003
	(in HUF millions)
Domestic trade receivables	68,181	71,584
Foreign trade receivables	22,389	21,611
Receivables from related parties	1,731	2,692
Receivables from associates	420	746
Advances paid for current assets	444	715
Income tax receivable	2,465	2,455
Other taxes receivable	1,480	2,530
Other receivables	9,717	8,836
Other prepayments and accrued income	2,593	4,700

	109,420	115,869
Less impairment loss	(20,499)	(20,960)

	88,921	94,909

        The allowance for impairment loss and changes therein for 2002 and 2003 are as follows:

	At December 31,
	2002	2003
	(in HUF millions)
Impairment loss, beginning of period	(22,645)	(20,499)
Charged to expense	(4,972)	(4,450)
Utilized	7,118	3,989

Impairment loss, end of period	(20,499)	(20,960)

9 Inventories

	At December 31,
	2002	2003
	(in HUF millions)
Cables, wires and other inventory	5,917	4,430
Inventory for resale	9,682	7,052

Subtotal	15,599	11,482
Less allowances for obsolete inventory	(2,536)	(1,485)

	13,063	9,997

10 Assets held for disposal

        Assets held for disposal include primarily land and buildings identified for sale, which is expected within 12 months, as a result of the continuing improvement of utilization of properties and headcount reductions.

11 Property, plant and equipment

	Land	Buildings	Duct, cable and other outside plant	Telephone exchanges	Other	Capital work in progress	Total
	(in HUF millions)
Cost
January 1, 2003	4,495	113,647	264,058	542,525	114,432	20,531	1,059,688
Change in the Composition of the Group				18	37		55
Additions	40	4,188	9,170	47,860	13,043	(3,534)	70,767
Disposals	(191)	(1,789)	(1,456)	(30,944)	(6,733)	(183)	(41,296)
Translation adjustment	3	1,544	3,426	5,731	1,497	326	12,527
Reclassifications	66	(1,224)	(276)	616	818		0

December 31, 2003	4,413	116,366	274,922	565,806	123,094	17,140	1,101,741

Depreciation
January 1, 2003		20,465	70,385	249,659	71,807		412,316
Change in the Composition of the Group					23		23
Charge for the year		3,255	10,729	65,929	19,370		99,283
Impairment losses	59	568	21	290	24		962
Disposals	(59)	(681)	(1,402)	(30,855)	(6,733)		(39,730)
Translation adjustment		361	1,239	1,911	774		4,285
Reclassifications		(273)	584	240	(551)		0

December 31, 2003	0	23,695	81,556	287,174	84,714		477,139

Net book value

December 31, 2003	4,413	92,671	193,366	278,632	38,380	17,140	624,602

Of which assets held for disposal							(3,612)

Net book value as at December 31, 2003							620,990

Net book value

December 31, 2002	4,495	93,182	193,673	292,866	42,625	20,531	647,372

Of which assets held for disposal							(2,285)

Net book value as at December 31, 2002							645,087

        Change in the composition of the Group includes the assets of the companies that were acquired by Matáv in 2003. Additions to capital work in progress are shown net of transfers to assets in service.

        Impairment losses charged in 2003 relate to real estate held for disposal and certain IT equipment. The recoverable amount for assets held for disposal was defined as the expected selling price established by independent property valuation companies less transaction costs. The recoverable amount for the IT equipment was defined based on the value in use, determined using discounted cashflow analysis.

        Impairment losses of HUF 2,850 million charged in 2002 related to the public payphone assets and certain assets using 3.5 GHz technology (fixed line segment) accounted for due to changes in market conditions.

        Included in telephone exchanges at December 31, 2003 are assets subject to finance leases with a gross book value of HUF 1,476 million and net book value of HUF 110 million.

        Included in buildings are assets sold and leased back under finance lease conditions. At December 31, 2003 the gross book value of the leased back assets is HUF 406 million and net book value of HUF 403 million.

        Included in telephone exchanges at December 31, 2003 are assets leased under operating lease contracts to customers with a gross book value of HUF 7,406 million and net book value of HUF 3,445 million. Depreciation for the year of these assets amounted to HUF 1,150 million.

        As of January 1, 2003, and as of May 31, 2003, the Group revised the useful lives of certain tangible fixed assets, which resulted in increase to the depreciation charge of HUF 5,099 million for the year. These assets include buildings, network items (multiplexers, interfaces, regenerators, subscriber telephones), exchanges (ATM and VSAT assets), assets of operation and service supporting systems, vehicles and computers. The useful lives of these assets were revised as part of a regular practice in line with the requirements of IFRS, and have been changed to reflect technological changes since their setting into operation.

12 Intangible assets

	Concession costs and licenses	Software	Leasehold interest	Brand name	Goodwill	Total
	(in HUF million)
Cost
January 1, 2003	20,210	62,520	7,053	7,546	285,745	383,074
Change in the composition of the Group	235	4	3	160	3,438	3,840
Additions	(111)	17,452	165			17,506
Disposals		(3,753)	(204)			(3,957)
Translation adjustment	65	960				1,025

December 31, 2003	20,399	77,183	7,017	7,706	289,183	401,488

Amortization
January 1, 2003	5,553	33,411	3,568	2,076	43,267	87,875
Change in the composition of the Group		2	2			4
Charge for the year	1,286	11,176	658	763	13,795	27,678
Impairment losses		382				382
Disposals		(3,747)	(197)			(3,944)
Translation adjustment	30	229				259

December 31, 2003	6,869	41,453	4,031	2,839	57,062	112,254

Net book value

December 31, 2003	13,530	35,730	2,986	4,867	232,121	289,234

Net book value
December 31, 2002	14,657	29,109	3,485	5,470	242,478	295,199

        Change in the composition of the Group includes mostly the assets recognized on the acquisition of an additional 3.05% share of ownership in Stonebridge.

        The negative addition in the Concession costs and licenses represents the reversal of the unrealized portion of borrowing costs capitalized in prior years related to license fees payable denominated in foreign currency.

        The amortization expense of intangible assets including goodwill is accounted for in the Depreciation and amortization line of the Income statement.

        Impairment losses charged in 2003 relate to customer relationship management software, which was written down to its value in use.

        Impairment losses of HUF 520 million charged in 2002 relate to the 3.5 GHz license (fixed line segment), accounted for due to changes in market conditions. The recoverable amount represents the value in use determined using discounted cashflow analysis. The impairment losses on goodwill of HUF 916 million charged in 2002 relate to investments in various subsidiaries of the fixed line segment.

13 Purchase of tangible and intangible assets

	For the year ended December 31,
	2001	2002	2003
	(in HUF millions)
Additions to property, plant and equipment	101,725	84,906	70,767
Additions to intangible assets	15,817	13,033	17,506

Total additions to tangible and intangible assets	117,542	97,939	88,273
Change in payables relating to capital expenditures	10,205	12,049	2,515

	127,747	109,988	90,788

14 Associates

	For the year ended December 31,
	2002	2003
	(in HUF millions)
Opening balance of associates	6,209	4,607
Additions to associates	80	-
Share of associates' profit before tax	691	963
Share of associates' corporate tax	(136)	(168)
Dividend payments	(1,437)	(575)
Associates becoming subsidiaries	(800)	-

Closing balance of associates	4,607	4,827

        Certain companies included in the opening balance of associates as of January 1, 2002 became consolidated subsidiaries in 2002 as they fell under the scope of SIC 33 - Consolidation and Equity Method - Potential Voting Rights and Allocation of Ownership Interests (effective January 1, 2002).

15 Other non current assets

	At December 31,
	2002	2003
	(in HUF millions)
Originated loans	3,021	3,523
Prepayments falling due after 1 year	6,103	1,388
Derivatives	1,001	-
Other non current assets	2,247	3,147

	12,372	8,058

        Originated loans at December 31, 2002 and 2003 include loans given to employees and third parties. Originated loans are carried at amortized cost which approximates their fair value.

        Derivatives at December 31, 2002 included the fair value of the swap agreements related to the USD denominated loans that were fully pre-paid in 2003, consequently the related swap agreements were terminated.

        Other non current assets include payments made for future acquisitions of ownership interests in subsidiaries and business units.

16 Financial Instruments

        Financial instruments carried on the balance sheet include cash and bank balances, investments, receivables, trade payables, leases and borrowings. Matáv is also a party to financial instruments that reduce exposure to fluctuations in foreign currency exchange.

        In connection with the acquisition of a 44% stake in MakTel, Matáv received a loan of EUR 301.5 million (HUF 79,985 million) from Deutsche Telekom Finance B.V. on January 15, 2001. The loan was based on a variable rate of EURIBOR+ 30 basis points and repayable in one amount on January 31, 2006. Interest payments are due semi-annually.

        Matáv entered into a swap agreement in 2002 in order to exchange the cashflows of the EUR 301.5 million loan to HUF cashflows. The counter-party in the transaction was Deutsche Telekom AG. The cross currency swap agreement entitled Matáv to receive EUR interest and principal payments and pay HUF principal and interest payments based on 6 month BUBOR plus a margin of 34 basis points. In 2002, the loan and the swap agreement were replaced with a new fixed 9.36% interest HUF loan of HUF 73,675 million, leaving the repayment terms unchanged.

        In connection with the acquisition of the remaining 49% stake in Westel, Matáv received a loan of EUR 920 million (HUF 226,750 million) from Deutsche Telekom Finance B.V. on December 20, 2001. The loan was based on a variable rate of EURIBOR+ 50 basis points and repayable in one amount on August 14, 2003. Interest payments were due quarterly.

        In 2002 Matáv concluded four swap agreements in order to exchange EUR 525 million of the above mentioned EUR 920 million loan to HUF cashflows. The counter-party in the transaction was Deutsche Telekom AG. The cross currency swap agreement entitled Matáv to receive EUR interest and principal amount, while Matáv had the obligation to pay variable HUF interest and HUF 126,644 million principal amount.

        In 2002 EUR 230 million while in 2003 further EUR 165 million was repaid of the portion of the loan for which no swap agreements were in place. In August 2003 all the remaining portion of this loan was refinanced in HUF in the amount of HUF 126.6 billion with Deutsche Telekom International Finance B.V. Simultaneously, the respective EUR 525 million loan and the related swap agreements were terminated. The exchange rate of this transaction was based on the terminated swap agreements. See also note 18 for more details.

        The refinancing of the EUR loan with HUF loans and the termination of the swap agreements in 2003 are not included in the cashflow statement as these are considered non cash transactions.

        The above mentioned loans were accounted for in the originally denominated currency (EUR), while the related swap agreements were accounted for as derivative instruments.

        All swap agreements were terminated in 2003 parallel with the refinancing of the underlying loans, therefore, derivative contracts entered into in 2003 were limited to foreign currency forward contracts and embedded derivatives and are disclosed as Financial instruments held for trading or Derivative liabilities.

        The financial asset portfolio is relatively small compared to the debt portfolio of Matáv and mainly includes bank deposits.

        The net carrying amounts of financial assets including cash, investments, receivables and payables and finance lease obligations reflect reasonable estimates of fair value due to the relatively short period to maturity of the instruments.

17 Derivatives

        Derivatives as at December 31, 2003 include open short term forward agreements and embedded derivatives, the fair value of which is recognized in the balance sheet. The balance as at December 31, 2002 included the fair value of the swap agreement with Deutsche Telekom AG (see note 16).

18 Loans and other borrowings

		At December 31,
	Notes	2002	2003
		(in HUF millions)
Bank loans	(a)	112,798	112,310
Bonds	(b)	23,207	204
Finance leases		552	725
Other		1,004	722

Loans and other borrowings – third party		137,561	113,961
Loans from related parties	(d)	236,446	200,319

Total loans and other borrowings		374,007	314,280

        At December 31, 2003, principal repayments fall due in:

	Maturity At December 31,
	2002	2003
	(in HUF millions)
Year
2003	228,340	-
2004	40,660	192,936
2005	15,733	15,660
2006	76,576	97,007
2007	5,225	5,163
2008	-	3,042
Thereafter	7,473	472

Total loans and other borrowings	374,007	314,280

        The effective borrowing cost (total interest payable and other charges) for Matáv's loans and borrowings was 11.9% in 2003 (7.0% in 2002, 7.5% in 2001). The weighted average interest rate on borrowings (denominated in Hungarian Forints and foreign currencies) was 7.5% in 2003 (6.4% in 2002, 9.6% in 2001).

  (a) Bank loans

        Bank loans analyzed by currency are as follows:

	At December 31,
	2002	2003
	(in HUF millions)
HUF	94,966	112,310
EUR	9,726	-
USD	8,106	-

	112,798	112,310

        For maturities of the loans and average interest rate information see (c).

        The total of the December 31, 2002 balance of the USD and EUR denominated loans was repaid in 2003. For the USD loans Matáv had related swap agreements in place that were also terminated in 2003.

        Loans totaling HUF 38,913 million at December 31, 2003 are revolving loans (HUF 31,791 million in 2002) which can be prepaid at any time and may be drawn down in one to six month rolling periods.

        Certain loan agreements contain covenant restrictions that require the maintenance of pre-defined financial ratios. Breach of those covenants would make HUF 40,550 million (HUF 54,882 million in 2002) due and payable in 30 days if not remedied. At December 31, 2003 the Company was in compliance with these covenants. One of the covenants allows a debt to EBITDA (earnings before interest, tax, depreciation and amortization) ratio of maximum 2.5 and 3.0 (in the different agreements). The other covenant requires the maintenance of an EBITDA to interest expense ratio of minimum 2.0.

  (b) Bonds

        The five-year bonds issued in 1998 with a total amount of HUF 10 billion were redeemed in 2003.

        In 2000 Matáv launched a HUF 45 billion bond program. This program allows Matáv to issue fixed, floating or zero coupon bonds with maturities of between 1 and 10 years. In 2000 Matáv issued three-year fixed rate bonds in the nominal amount of HUF 10 billion and in 2001 2.5-year fixed rate bonds in the nominal amount of HUF 3 billion. These bonds were also redeemed in 2003.

  (c) Average interest rates of bank loans and bonds

        The following table shows the weighted average rates of fixed rate and variable rate bank loans and bonds as at December 31, 2003.

	Maturities
	2004	2005	2006	2007	2008	after 2008	Total
	(in HUF millions, except percentages)
Bank loans (HUF Denominated)
Fixed rate	14,500	-	-	-	-	-	14,500
Average interest rate	11.90%						11.90%
Variable rate	51,185	15,375	23,125	5,125	3,000	-	97,810
Average interest rate	11.75%	11.17%	10.86%	11.26%	9.70%		11.36%

Total	65,685	15,375	23,125	5,125	3,000	0	112,310

Bonds (HUF denominated)
Fixed rate	75	-	-	-	-	129	204
Average interest rate	0.00%					0.00%	0.00%

Total	75	-	-	-	-	129	204

  (d) Loans from related parties

        Loans from related parties include loans received from Deutsche Telekom Finance BV. The December 31, 2003 balance of these loans includes three HUF denominated loans.

        A loan in an amount of HUF 73,675 million is subject to fixed 9.36% interest rate, repayable in one amount on January 31, 2006. Interest payments are due semi-annually.

        A loan in an amount of HUF 76,644 million is subject to fixed 9.17% interest rate, repayable in one amount on August 20, 2004. Interest payments are due quarterly.

        A loan in an amount of HUF 50,000 million is subject to variable interest rate (current rate is 3-month BUBOR plus 64 basis points corresponding to 3-month EURIBOR plus 50 basis points), repayable in one amount on August 20, 2004. Interest payments are due quarterly.

        The December 31, 2002 balance of the Loans from related parties included an EUR denominated loan in an amount of HUF 162,771 million (EUR 690 million) that was repaid in August 2003. This loan was subject to various cross-currency interest rate swap agreements, which were also closed in August 2003, at the time of the repayment (note 16).

  (e) Fair values

        The following table is a summary of Matáv's market sensitive debt instruments, including fair value calculated using the discounted cashflow method.

	At December 31,
	2002		2003
	(in HUF millions)
	Book value	Fair value	Book value	Fair value
HUF denominated bank loans
Fixed rate	18,800	19,437	14,500	15,202
Variable rate	76,166	76,166	97,810	97,810
Foreign currency denominated bank loans
Fixed rate	17,832	19,963	-	-

Total bank loans	112,798	115,566	112,310	113,012

HUF denominated bonds
Fixed rate	13,207	13,246	204	118
Variable rate	10,000	10,000	-	-

Total bonds	23,207	23,246	204	118

HUF denominated related party loans
Fixed rate	73,675	79,988	150,318	147,683
Variable rate	-	-	50,000	50,000
EUR denominated related party loans
Variable rate	162,771	162,771	-	-

Total related party loans	236,446	242,759	200,318	197,683

  (f) Credit facilities and pledges

        At December 31, 2003 Matáv had undrawn committed credit facilities of HUF 8,831 million. These credit facilities, should they be drawn down, are subject to an interest rate of LIBOR, BUBOR and commercial floating bank prime rates plus a margin depending on the currency and institution providing the facilities. There are pledges on receivables for loans totaling HUF 722 million.

19 Trade and other payables

	At December 31,
	2002	2003
	(in HUF millions)
Domestic trade payables	35,513	37,450
Foreign trade payables	8,854	6,155
Amounts owed to related parties	1,406	1,561
Payables to associates	230	143
Income tax payable	575	506
Other taxation and social security	7,714	9,351
Accrued interest	5,827	5,696
Accrued expenses and prepayments	13,801	13,426
Amounts received in advance	7,000	8,314
Salaries and wages	7,378	9,670
Dividends payable	8	50
Other payables	13,551	9,051

	101,857	101,373

20 Deferred revenue

	At December 31,
	2002	2003
	(in HUF millions)
Beginning of period	10,531	7,178
Amortization	(3,353)	(2,732)

End of period	7,178	4,446

Amount to be recognized within one year	2,722	1,971

21 Provision for liabilities and charges

	Severance	Customer loyalty programs	Other	Total
	(in HUF millions)
January 1, 2003	8,623	2,536	1,031	12,190
Amounts utilized / retired	(8,099)	(2,536)	(749)	(11,384)
Additions	1,046	1,453	3,194	5,693

December 31, 2003	1,570	1,453	3,476	6,499

        The provision for severance relates to the employee termination benefit payable in 2004 in accordance with the agreement made with employee representatives in 2002.

        The remaining number of employees from the restructuring plan approved in 2002 to be terminated in 2004 is 250. The overall amount charged to the provision was increased by HUF 1,046 million in 2003 due to a change in the estimate of the expected costs driven by movements in wage rates mix and actual termination dates. The employees impacted by the headcount reduction include mostly network and logistics personnel.

        The total payment made in relation to employee termination in 2003 amounted to HUF 9,200 million, of which HUF 8,099 million was charged against the provision for liabilities and charges as at December 31, 2002, while the rest was recognized as employee related expense in 2003.

        The total payment made in relation to employee termination in 2002 amounted to HUF 1,982 million, of which HUF 540 million was charged against the provision for liabilities and charges as at December 31, 2001, while the rest was recognized as an expense in 2002.

        Provision for customer loyalty programs includes the fair value of discount credits earned by customers that have not been utilized.

        Other provisions include liabilities deriving mainly from legal cases and tax revisions.

22 Minority interests

        In cases where subsidiaries are not wholly owned by the Group, the consolidated balance sheets and income statements reflect the share of investment and results held by third parties.

	For the year ended December 31,
	2001	2002	2003
	(in HUF millions)
Beginning of period	1,228	48,169	59,436
Acquisition of MakTel/Stonebridge and subsequent purchase	35,963	-	(1,871)
Share of results for the year	13,706	13,639	11,865
Dividends paid / payable to minority shareholders	(58)	(56)	(4,796)
Payment to CosmoTelco	-	(1,126)	(658)
Other movement in capital contributed by minority interest	396	1,254	105
Cumulative translation adjustment	(3,066)	(2,444)	6,193

End of period	48,169	59,436	70,274

        The balance of minority interest at December 31, 2002 included an amount of HUF 1,275 million in relation to CosmoTelco's call option for a 10% stake in Stonebridge. This amount equals the loss Matáv would have suffered if CosmoTelco had exercised its option. This amount was fully reversed in 2003 after Matáv paid HUF 658 million to CosmoTelco for letting the option expire unused. The difference of the balance as at December 31, 2002 and the amount paid in 2003 was recognized in the minority interest line of the income statement.

23 Revenues

	For the year ended December 31,
	2001	2002	2003
	(in HUF millions)
Domestic fixed line telecommunications services:
Subscriptions, connections and other charges	97,487	98,050	97,541
Domestic traffic revenue	123,366	118,812	112,201
Other usage	17,254	15,024	10,735
International traffic revenues	32,212	27,076	22,354
Mobile telecommunications services	140,234	178,492	200,385
Revenue from international activities	59,977	67,330	69,764
Leased lines and data transmission	30,977	34,142	39,262
Equipment sale	26,127	20,966	24,592
Other services	20,101	30,693	30,418

	547,735	590,585	607,252

        Revenue from international activities includes the total consolidated revenues of the Macedonian companies.

        Included in other services in 2003 is HUF 6,032 million (HUF 6,061 million in 2002) of subsidies from the Universal Telecommunication Support Fund to compensate for the maintenance of low usage discount packages provided by the Hungarian fixed line telecom service providers of the Group. Contributions payable to the Fund are shown as part of fees and levies in other operating expenses (see below), in an amount of HUF 5,098 million in 2003 (HUF 5,064 million in 2002).

24 Employee related expense

        Matáv had 14,710 full time equivalent employees at December 31, 2003, while at the end of 2002 the number of employees was 16,114.

        Employee related expenses include salaries, bonuses, contributions to defined contribution pension funds, social security and other employee related taxes as well as termination benefits payable to employees.

        Payments to defined contribution pension plans are included in employee related expenses and amounted to HUF 2,537 million in 2003 (HUF 2,218 million in 2002 and HUF 2,082 million in 2001).

25 Other operating expenses

	For the year ended December 31,
	2001	2002	2003
	(in HUF millions)
Materials, maintenance and service fees	53,946	57,538	57,992
Subcontractors and agent commissions	11,514	18,098	21,792
Fees and levies	15,921	24,014	23,833
Marketing	13,360	13,514	16,902
Consulting	6,736	7,483	6,102
Rental fees	5,667	6,348	6,338
Other expenses	16,900	8,523	10,715

	124,044	135,518	143,674

        The remuneration of the members of the Company's Board of Directors amounted to HUF 9 million in 2003 (HUF 7 million in 2002, HUF 7 million in 2001). The remuneration of the members of the Company's Supervisory Board amounted to HUF 9 million in 2003 (HUF 7 million in 2002, HUF 7 million in 2001).

26 Net interest and other charges

	For the year ended December 31,
	2001	2002	2003
	(in HUF millions)
Interest expense:
Hungarian Forint	11,592	14,173	21,315
Foreign currency	9,149	12,459	4,469
(Gains) / losses on derivatives	(582)	9,435	972
Net foreign exchange losses / (gains)	(6,930)	(10,948)	8,799
Bank charges and other financial expenses	2,420	3,686	5,364

Total interest expense and other charges	15,649	28,805	40,919

Interest capitalized	(404)	(226)	(41)
Interest and other financial income	(2,141)	(660)	(876)

	13,104	27,919	40,002

27 Income tax

	For the year ended December 31,
	2001	2002	2003
	(in HUF millions)
Income tax charge on the profit for the year	(9,464)	(15,113)	(12,259)
Deferred income taxes	(2,218)	2,004	(1,258)
Income tax on the Group's share of the results of associates	(51)	(136)	(168)

Income tax expense	(11,733)	(13,245)	(13,685)

        The Company and the Westels qualified for a reduction in income tax payable on meeting certain conditions. The reduction in the tax payable amounted to a 100% allowance for five years from the date of qualification, and a 60% allowance for a further five years. Through 1998, Matáv Rt. and Westel qualified for the 100% allowance.

        From January 1, 1999, Matáv Rt. has been utilizing the reduced allowance of 60% (effective tax rate of 7.2%), 2003 being the last year of tax reduction.

        As result of Matáv's acquisition of the remaining 49% of Westel, foreign ownership fell below 30%, hence Westel lost its 60% reduction in income tax as of December 21, 2001. This resulted in a deferred tax credit of approximately HUF 1,600 million in 2001. All other Hungarian subsidiaries were subject to income tax of 18%, while the Macedonian companies are subject to income tax of 15%.

        In order to increase broadband internet penetration in Hungary, the Hungarian Government decided that companies investing over HUF 100 million in internet broadband assets (e.g. ADSL lines) in 2003 can apply for a corporate tax reduction. The potential reduction of the corporate tax charge is defined as a percentage of the companies' capital investment in broadband internet assets in 2003, which was HUF 7.0 billion in Matáv's case. As a result of this new tax incentive, Matáv Rt. is entitled to a total corporate tax reduction of HUF 2.9 billion, which can be used by Matáv Rt. in the years 2003-2007, of which Matáv used HUF 33 million in 2003. As this incentive is still applicable in 2004, further investments in broadband internet assets in 2004 can result in further allowance for tax reductions in the coming years.

        In December 2003 the Hungarian Parliament passed the new tax law in which the corporate tax rate was reduced from 18% to 16% from January 2004. Deferred tax balances of the group were amended accordingly.

        Deferred taxes have been recognized for all temporary differences arising on the valuation of investments in subsidiaries and associates in the parent companies' books.

        Deferred tax assets are recognized for tax loss carry forwards only to the extent that realization of the related tax benefit is probable. Recognized tax losses of HUF 5,334 million will expire in 2006, HUF 4,418 million in 2007 and HUF 2,298 million in 2008. The remaining balance of the recognized tax losses of HUF 2,809 million is not subject to statutory limitations.

        Matáv's deferred tax balances are as follows.

	Balance at December 31, 2002	Income statement effect	Other movements	Balance at December 31, 2003
Deferred tax assets and (liabilities)
Net operating loss carry-forward	3,169	(792)	-	2,377
Investments in subsidiaries	(2,071)	1,571	-	(500)
Impairment of receivables, inventory and financial investments	3,405	(328)	65	3,142
Property, plant and equipment and intangible assets	(2,141)	(1,618)	34	(3,725)
Derivative assets	(409)	373	-	(36)
Trade and other payables	(225)	162	2	(61)
Loans and other borrowings	150	71	-	221
Deferred revenue	808	(192)	-	616
Provisions for liabilities and charges	1,287	(505)	-	782

Total net deferred tax assets	3,973	(1,258)	101	2,816
Add back: deferred tax liability	2,646			1,768

Deferred tax assets	6,619			4,584

        Deferred tax assets and liabilities are determined by the legal entities of the Group and disclosed as assets and liabilities accordingly in the balance sheet.

        Other movements include cumulative translation adjustments of HUF 159 million and HUF 58 million deferred tax asset on the acquisition of additional 3.05% share in Stonebridge.

        The reconciliation between the reported income tax expense and the theoretical amount arising by applying the statutory income tax rates is as follows:

	For the year ended December 31,
	2001	2002	2003
	(in HUF millions)
IFRS profit before income tax	107,999	95,012	83,025
Tax at 18%	(19,440)	(17,102)	(14,945)
Effect of reduced tax rates	11,259	2,686	567
Impact of tax rate change from 18% to 16% enacted for 2004	-	-	(296)
Impact of tax incentives	763	1,015	901
Tax on items not subject to tax	605	1,012	1,745
Tax effect of recognition / (non-recognition) of tax losses	(1,151)	1,925	-
Tax on non deductible expenses	(4,459)	(2,837)	(2,586)
Temporary differences reversing at different rates	741	192	1,097

Income tax expense (before associates' tax)	(11,682)	(13,109)	(13,517)
Share of associates tax expense	(51)	(136)	(168)

Income tax expense	(11,733)	(13,245)	(13,685)

        Items not subject to income tax consist primarily of amortization of deferred connection fees to revenue as well as the share of associates' profit before income tax as the results of the associates are not included in the reconciliation.

28 Cash generated from operations

	For the year ended December 31,
	2001	2002	2003
	(in HUF millions)
Net income	82,560	68,128	57,475
Minority interest	13,706	13,639	11,865
Income tax expense	11,733	13,245	13,685
Share of associates' results before income tax	(1,703)	(691)	(963)
Net interest and other charges	13,104	27,919	40,002
Depreciation and amortization	116,622	122,741	128,334
Change in payables	13,978	(4,454)	2,885
Change in inventory	(3,450)	552	4,117
Change in receivables	(5,587)	(1,092)	(2,168)
Amortization of deferred revenue	(3,499)	(3,353)	(2,732)
Bank charges and other financial expenses	(2,420)	(3,296)	(5,364)
Other cashflows from operations	(5,700)	6,198	(6,639)

Cash generated from operations	229,344	239,536	240,497

29 Share option plan

        On April 26, 2002, the annual Shareholders' Meeting approved the introduction of a new management share option plan and authorized the Company's Board of Directors to purchase 17 million "A" series registered ordinary shares, each having a nominal value of HUF 100 as treasury shares.

        On July 1, 2002, the Company granted 3,964,600 options to participants of the stock option plan at an exercise price of HUF 933 for the first tranche (exercisable in 2003) and HUF 950 for the second and third tranches (exercisable in 2004 and 2005). As the Company's share price as quoted on the BÉT (Budapest Stock Exchange) on the grant date was HUF 833 per share, there was no intrinsic value to the options. The options have a life of five years from the grant date, meaning that the options are forfeited without replacement or compensation on June 30, 2007.

        The option with respect to the maximum of one-third of the shares that can be purchased under the relevant option (first tranche) could be exercised from July 1, 2003 until the end of the term. No options were exercised in 2003 as they were out of the money through the period.

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

30 Commitments

(a) Lease commitments

        Operating lease commitments were mainly in respect of the lease of buildings, network and other telecommunications facilities. Finance leases relate to the sale and lease back of PBX and buildings for switches. Future minimum lease payments under finance and operating leases at December 31, 2002 and 2003 are as follows:

	Finance Leases At December 31,
	2002	2003
	(in HUF millions)
Year
2003	455	-
2004	155	347
2005	-	104
2006	-	104
2007	-	104
2008	-	104
Thereafter	-	520

Total minimum lease payments	610	1,283
Less: amounts representing interest	(58)	(558)

Present value of net minimum lease payments	552	725

Less: finance lease obligations included in short-term debt	406	250

Long-term finance lease obligations	146	475

	Operating Leases At December 31,
	2002	2003
	(in HUF millions)
Year
2003	2,065	-
2004	1,579	2,902
2005	1,324	1,725
2006	1,348	1,594
2007	1,415	1,335
2008		1,125
Thereafter	1,533	1,017

Total minimum lease payments	9,264	9,698

(b) Purchase commitments

        As of December 31, 2003 Matáv had contractual commitments for capital expenditures of HUF 3.4 billion (HUF 7.5 billion in 2002, HUF 11.2 billion in 2001) falling due within 1 year.

31 Lease revenues

        Operating lease revenues relate primarily to the leasing of PBX equipment where Matáv is the lessor. The following table sets forth the future minimum lease payments receivable by the Company.

Lease revenues
(in HUF millions)
Year
2004	5,144
2005 – 2007	7,866
2008 and thereafter	740

Total minimum lease payments receivable	13,750

32 Related party transactions

        All transactions with related parties are on an arm's length basis.

  MagyarCom GmbH

        The Company is majority owned by MagyarCom GmbH (59.49%), which is owned by Deutsche Telekom AG. In 2003 Matáv paid dividends of HUF 11,114 million to MagyarCom GmbH, while the amount in 2002 amounted to HUF 6,762 million.

        Matáv had no revenues or expenses incurred in the three-year period ended December 31, 2003 or receivables and payables at the end of 2002 or 2003.

  MagyarCom Services Kft.

        MagyarCom Services Kft., a Hungarian company owned by Deutsche Telekom, provides Matáv with management and consulting services. The total service fees charged in 2003 amounted to HUF 1,287 million (HUF 2,028 million in 2002 and HUF 1,563 million in 2001). Matáv had outstanding payable to MagyarCom Services Kft. of HUF 456 million at December 31, 2003 (HUF 573 million at December 31, 2002). Matáv had no amounts receivable from MagyarCom Services Kft. as of the same dates.

  Deutsche Telekom Group

        Matáv acquired Westel from MediaOne B.V., a Deutsche Telekom Group member and Westel 450 from Deutsche Telekom AG in 2001. See the details of the acquisitions in note 5.

        Matáv had telecommunications revenues amounting to HUF 8,682 million (HUF 7,589 million in 2002, HUF 5,992 million in 2001) from other Deutsche Telekom Group members. Operating expenses to Deutsche Telekom Group members amounted to HUF 4,955 million in 2003. (HUF 4,852 million in 2002, HUF 5,900 million in 2001)

        Matáv had outstanding payable to other Deutsche Telekom Group members of HUF 1,105 million at December 31, 2003 (HUF 833 million at December 31, 2002). Matáv had amounts receivable from other DT Group members amounting to HUF 2,692 million in 2003 (HUF 1,731 million in 2002).

        Related to the loan agreement concluded with Deutsche Telekom Finance B.V. Matáv had interest expense of HUF 15,009 million in 2003 (HUF 13,654 million in 2002 and HUF 3,846 million in 2001). For the loan balances refer to note 18. Accrued interest at December 31, 2003 amounted to HUF 4,674 million (HUF 4,298 million in 2002).

        As described in note 16, Matáv closed its swap agreements with Deutsche Telekom AG. Matáv had interest expense of HUF 3,219 million in 2003 included in the gains and losses on derivatives (HUF 5,040 million in 2002). Accrued interest amounted to HUF 1,041 million at December 31, 2002 included in the fair value of the swap agreements in derivative liabilities, while there were no such balances at December 31, 2003.

        Deutsche Telekom has pledged its support for Matáv's financing needs through to June 30, 2005.

  Governments

        Matáv provides services to Government departments and businesses in Hungary and Macedonia on an arm's length basis, however, individually none of these customers represent a significant source of revenue.

  Associates

        Hunsat is an enterprise founded by the Company (50%) and Antenna Hungária Rt. (50%). The revenues of Hunsat include commissions received from Hungarian telecommunications companies for the use of services of international satellite agencies. Costs incurred by Matáv related to these services and paid to Hunsat amounted to HUF 114 million in 2003 (HUF 160 million in 2002 and HUF 269 million in 2001). Revenues from Hunsat, receivables and payables are insignificant for all the three reported periods.

        M-RTL is a Hungarian television broadcast company, in which Matáv has a 25% share of ownership. As M-RTL operates mostly through production agencies, the operating transactions between M-RTL and the Group are insignificant, however at December 31, 2003 Matáv has HUF 500 million dividend receivable from M-RTL.

33 Subsequent event

        On January 5, 2004 the Hungarian Competition Office approved the transaction whereby Matáv acquired a 100% stake in Rába Szolgáltatóház Kft., for which a downpayment of HUF 900 million was made in November 2003. The amount was included in other non current assets.

34 Recent Accounting Pronouncements

        The IASB project "Improvements to International Accounting Standards" effected twelve Standards and resulted in the issue of Provisional Final Drafts on December 17, 2003. Matáv will adopt the relevant changes in these Standards on January 1, 2005, as required by the IASB without early adoption. The most significant changes relevant to Matáv are as follows (none of which is expected to have a significant impact on the financial statements of the Group):

        IAS 16, Property, Plant and Equipment requires the review of useful life and depreciation method to be performed at least at each financial year-end, which is in line with current practice and is therefore not expected to result in significant adjustments.

        When a lease of both land and buildings is concluded, the lease shall be split into two elements, a lease of land and a lease of buildings. Matáv will account for each element according to the requirement of revised IAS 17, Leases.

        Based on the provisions of IAS 21, The Effects of Changes in Foreign Exchange Rates goodwill and fair value adjustments to assets and liabilities that arise on the acquisition of a foreign entity should be treated as part of the assets and liabilities of the acquired entity and translated at the closing rate.

        The IASB has also published revisions on the financial instruments standards IAS 32 and IAS 39 on December 17, 2003. Matáv believes that these will have no significant impact on the Financial Statements of the Group as its use of derivatives has become limited.

35 Reconciliation to U.S. GAAP

        Matáv's consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS), which differ in certain respects from U.S. GAAP. The principal differences between IFRS and U.S. GAAP are presented below, together with explanations of the adjustments that affect consolidated net income for each of the three years for the period ended December 31, 2003 and total shareholders' equity as of December 31, 2002 and 2003.

		For the year ended December 31,
	Notes	2001	2002	2003
		(in HUF millions, except per share amounts)
Net income under IFRS		82,560	68,128	57,475
Adjustments for U.S. GAAP:
Deferred revenue	(a)	2,433	2,456	3,712
Amortization of intangible assets	(b)	(2,665)	(6,455)	(6,720)
Amortization of goodwill	(b)	119	14,344	13,795
Options	(c)	-	(155)	(1,012)
Asset retirement obligation	(d)	-	-	(136)
Cumulative effect of adopting SFAS 133	(e)	589	-	-
Cumulative income tax effect of adopting SFAS 133		(88)	-	-
Management Incentive Plan Bonds	(f)	(37)	-	-
Deferred income tax on U.S. GAAP adjustments		(1,194)	(627)	(652)
Minority interest impact of U.S. GAAP adjustments		514	462	(358)

Net income under U.S. GAAP		82,231	78,153	66,104

Other comprehensive income	(g)	(2,420)	(1,928)	5,173

Total comprehensive income		79,811	76,225	71,277

Basic earnings per share under U.S. GAAP		79.30	75.32	63.69
Diluted earnings per share under U.S. GAAP		79.30	75.32	63.69
		At December 31,
	Notes	2002	2003
		(in HUF millions)
Shareholders' equity under IFRS		516,144	560,110
Adjustments for U.S. GAAP:
Deferred revenue	(a)	(15,146)	(11,434)
Intangible assets	(b)	(7,867)	(14,583)
Goodwill	(b)	15,744	29,535
Options	(c)	(155)	(1,167)
Asset retirement obligation	(d)	-	(136)
Deferred income tax on U.S. GAAP adjustments		595	(57)
Minority interest impact of U.S. GAAP adjustments		1,721	1,363

Shareholders' equity under U.S. GAAP		511,036	563,631

(a) Deferred revenue

        In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," (SAB 101) which provides additional guidance in applying generally accepted accounting principles. In certain cases, SAB 101 requires up-front fees to be deferred and recognized over the expected period of customer relationship.

        Under U.S. GAAP Matáv applied the guidance of SAB 101 as follows:

        For fixed line customers a relationship period of 10 years was assessed and up-front connection fees are deferred over that term. Incremental direct costs are also deferred to the extent of the revenues. For mobile subscribers activation fees are deferred over a 4-year customer relationship period together with incremental direct costs up to the amount of revenue deferred.

(b) Intangible assets and goodwill

        Due to the different revenue and intangible asset recognition rules of IFRS and US GAAP, the shareholders' equity of Westel, Maktel and Emitel on acquisition in 2001 was different under the different accounting conventions resulting in differences in goodwill, and in the value of customer base recognized on acquisition.

        According to US GAAP the gross book value of goodwill recognized on acquisition was lower by HUF 25,656 million at Westel, HUF 1,012 million lower at Maktel and HUF 91 million lower at Emitel. The gross book value of other intangibles recognized was higher by HUF 37,856 million at Westel, HUF 4,150 million higher at Maktel and HUF 360 million higher at Emitel.

        The following table shows the differences in amortization charges of intangible assets and goodwill:

	For the year ended December 31,
	2001	2002	2003
	(in HUF millions)
IFRS amortization expense of intangibles (excl. goodwill)	(14,031)	(14,607)	(14,265)
US-GAAP adjustment to amortization expense
Westel	(2,357)	(5,913)	(6,020)
Maktel	(299)	(506)	(664)
Emitel	(9)	(36)	(36)

Total US-GAAP adjustment to amortization expense	(2,665)	(6,455)	(6,720)

US-GAAP amortization expense of intangibles excl. goodwill	(16,696)	(21,062)	(20,985)
IFRS amortization expense of goodwill	(18,172)	(14,344)	(13,795)
US-GAAP adjustment to goodwill amortization expense
Westel	46	9,540	9,540
Maktel	(143)	2,568	2,651
Emitel and other subsidiaries	216	2,236	1,604

Total US-GAAP adjustment to goodwill amortization	119	14,344	13,795

US-GAAP amortization expense of goodwill	(18,053)	-	-

        After the adoption of SFAS 141 and 142 at January 1, 2002, goodwill is no longer amortized, therefore all goodwill related amortization expense recognized according to IFRS is reversed in the US GAAP statements. Goodwill was tested for impairment by reporting segment as of January 1, 2002 and in the last quarter of 2002 and 2003. As the fair value of the net assets of the reporting segments was higher than the book value, no impairment charge was necessary for recognized goodwill in any of the reported periods.

        As of December 31, 2003 for US GAAP the net book value of goodwill was HUF 3,427 million higher, while the net book value of other intangibles was HUF 20,051 million higher than in the IFRS accounts.

        The following table shows the expected amortization expense of all intangible assets recorded under US GAAP in the following years:

Year	Amortization
(in HUF millions)
2004	19,025
2005	16,460
2006	15,152
2007	3,768
2008	3,013

(c) Options

        The Company has several call options for the remaining shares of certain consolidated subsidiaries. Co-owners of subsidiaries also have call and put options for shares held by Matáv in consolidated subsidiaries. The accounting treatment for these options differs in certain cases under IFRS and U.S. GAAP. These valuation differences are recognized as adjusting items for U.S. GAAP.

(d) Asset retirement obligation

        On January 1, 2003 Matáv adopted Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations". SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.

        Assets considered for retirement obligation primarily include antenna towers and switching and transmission equipment constructed on rented properties of the mobile segment. In addition, public payphones constructed in public and private areas and assets constructed in rented shops are also adjusted for the potential retirement obligation. Although there is a legal obligation to remove all unused cabling of the fixed network from public and third parties' properties, Matáv believes that the probability of an event of having to remove such cables in the future is zero. As a result, no provision was recognized for this unlikely legal obligation.

        The method applied for equipment constructed on leased property assumes two prolongations after the expiry of the original rental term. The expected cashflows occurring at the end of the third rental period are discounted to the time of the construction and capitalized as part of the cost of the asset, and recognized as an expense through depreciation over the useful life of the asset. The present value of the future obligation is also recognized as a provision and adjusted for fair value at each balance sheet date through the income statement.

        The net book value of the obligation capitalized as part of the carrying value of the related asset and the fair value of the obligation were assumed equal as at January 1, 2003. As a result, the cumulative effect of adopting the standard did not result in an income statement impact. The asset retirement obligation adjustment in the reconciliation tables reflects the net impact of the depreciation of the asset and the fair value adjustment to the provision balance in 2003.

(e) Adoption of SFAS 133

        IAS 39 is substantially similar to SFAS 133, however the cumulative effect of adopting the new standard in 2001 was recognized against retained earnings under IFRS, while the same effect was recognized in the income statement under U.S. GAAP.

(f) The Management Incentive Program – Convertible bonds and Stock options

        Compensation expense is calculated on convertible bonds granted under the "Management Incentive Plan" in 1998, and disclosed in the U.S. GAAP income statement adjustments in accordance with APB 25. Total compensation expense to be recognized over three years was based on the difference between the exercise price and the market price on the grant date, also considering new grants and forfeits in that period. In 2002 all outstanding convertible bonds were forfeited.

        The compensation expense was recognized over three years, the U.S. GAAP adjustment in 2001 reflects the last amount of the expense recognized in the first half of 2001.

        The accounting treatment for the stock options issued for the new incentive program (note 29) required no U.S. GAAP adjustment in accordance with APB 25, as the share price on the grant date was higher than the pre-determined future exercise price.

        The table below shows the movements in the number of convertible bonds and stock options.

	2001	2002	2003
	(in thousands)
Opening number of convertible bonds / share options	4,422	4,180	3,964
New grants of stock options	-	3,964	-
Forfeited share options	-	-	(309)
Forfeited convertible bonds	(242)	(4,180)	-

Closing number of convertible bonds / stock options	4,180	3,964	3,655

        In 1995, the FASB issued SFAS 123, "Accounting for Stock-Based Compensation." This pronouncement requires Matáv to calculate the value of the stock options at the date of grant using an option pricing model. Matáv has elected to apply the "pro forma disclosure only" option permitted under

SFAS 123, instead of recognizing the compensation expense calculated using the Black Scholes method, as shown below.

        The amounts in 2001 are related to the expired convertible bond program, while amounts for 2002 and 2003 are related to the stock option program launched in 2002 (note 29).

	2001	2002	2003
Net income as reported (HUF million)	82,231	78,153	66,104
Net income pro forma (HUF million)	81,897	77,805	65,641
Basic earning per share as reported (HUF)	79.30	75.32	63.69
Basic earning per share pro forma (HUF)	78.97	74.99	63.24
Diluted earning per share as reported (HUF)	79.30	75.32	63.69
Diluted earning per share pro forma (HUF)	78.97	74.99	63.24

The assumptions used in the pricing model and resulting fair values were as follows:

Risk free rate	8.31%
Expected dividend yield	1.51%
Expected option term (years)	5
Expected stock volatility	40%
Grant date value per option	HUF 284

        In December 2002, the Financial Accounting Standards Board "FASB") issued SFAS 148 "Accounting for Stock-Based Compensation" which is an amendment of SFAS 123. The statement was issued to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of the preceding statement to require more prominent disclosures in the financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on the reported results.

        The statement is to be applied for fiscal years beginning after December 15, 2003. Matáv therefore will apply it for the stock option plans issued after January 1, 2004.

(g) Other comprehensive income

        Other comprehensive income includes the cumulative translation adjustment related to the consolidation of the financial statements of the Macedonian subsidiaries (mainly Maktel). This item is not subject to tax.

(h) Recent accounting pronouncement

        In December 2002, the Emerging Issues Task Force reached a consensus in EITF Issue 00-21 ("EITF 00-21"), "Accounting for Revenue Arrangements with Multiple Deliverables". This U.S. GAAP Issue addresses a vendor's accounting for transactions involving the delivery or more than one product or service, and when it is necessary to separate the transaction into individual component deliverables, each with its own separate earnings process. Matáv is required to adopt the provisions of EITF 00-21, for revenue arrangements entered into on or after January 1, 2004. Matáv is assessing the impact that the implementation of this standard will have on its results of operations, financial condition and cash flows.

QuickLinks

TABLE OF CONTENTS
Certain Defined Terms and Conventions
Forward-looking Statements May Not Be Accurate
PART I
ITEM 1 — IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
ITEM 2 — OFFER STATISTICS AND EXPECTED TIMETABLE
ITEM 3 — KEY INFORMATION
SELECTED FINANCIAL DATA
RISK FACTORS
ITEM 4 — INFORMATION ON THE COMPANY
ORGANIZATION
HISTORICAL BACKGROUND
DESCRIPTION OF BUSINESS AND ITS SEGMENTS
STRATEGY
OVERVIEW OF MATÁV'S REVENUES AND PRINCIPAL ACTIVITIES BY BUSINES SEGMENTS
REGULATION AND PRICING
ORGANIZATIONAL STRUCTURE
PROPERTY, PLANTS AND EQUIPMENT
INFRASTRUCTURE AND TECHNOLOGY
INFORMATION TECHNOLOGY
ITEM 5 — OPERATING AND FINANCIAL REVIEW AND PROSPECTS
OPERATING RESULTS
CRITICAL ACCOUNTING POLICIES
LIQUIDITY AND CAPITAL RESOURCES
CAPITAL EXPENDITURES
RECONCILIATION TO U.S. GAAP
RESEARCH AND DEVELOPMENT
CLOSE COOPERATION BETWEEN MATÁV AND T-SYSTEMS INTERNATIONAL
ENVIRONMENT PROTECTION
RISK MANAGEMENT POLICIES
ITEM 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
ITEM 7 — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
ITEM 8 — FINANCIAL INFORMATION CONSOLIDATED FINANCIAL STATEMENTS
OTHER FINANCIAL INFORMATION
ITEM 9 — THE OFFER AND LISTING
ITEM 10 — ADDITIONAL INFORMATION
ITEM 11 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
ITEM 12 — DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II ITEM 13 — DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
ITEM 14 — MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
ITEM 15 — CONTROLS AND PROCEDURES
ITEM 16 — (RESERVED)
ITEM 16A — AUDIT COMMITTEE FINANCIAL EXPERT
ITEM 16B — CODE OF ETHICS
ITEM 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES
ITEM 16D — EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
ITEM 16E — PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
PART III ITEM 17 — FINANCIAL STATEMENTS
ITEM 18 — FINANCIAL STATEMENTS
ITEM 19 — EXHIBITS
SIGNATURES
MAGYAR TÁVKÖZLÉSI RT. INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
INDEPENDENT AUDITOR'S REPORT TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF OF MAGYAR TÁVKÖZLÉSI RT.
MAGYAR TÁVKÖZLÉSI RT. CONSOLIDATED BALANCE SHEETS
MAGYAR TÁVKÖZLÉSI RT. CONSOLIDATED INCOME STATEMENTS
MAGYAR TÁVKÖZLÉSI RT. CONSOLIDATED CASHFLOW STATEMENTS
MAGYAR TÁVKÖZLÉSI RT. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
MAGYAR TÁVKÖZLÉSI RT. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (notes)
MAGYAR TÁVKÖZLÉSI RT. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS