Form 20-F
period 2004-12-31
Magyar Telekom Telecommunications CO Ltd
filed 2005-05-11
CIK 1047564

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on May 11, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
Commission file number 1-14720

MAGYAR TELEKOM TÁVKÖZLÉSI RT.
(Exact Name of Registrant as Specified in Its Charter)
MAGYAR TELEKOM TELECOMMUNICATIONS CO. LTD.
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
(as of December 31, 2004)

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

i

	Macedonian Fixed Line Operations	68
	Hungarian Mobile Operations	69
	Macedonian Mobile Operations	70
	Environment Protection	71
Item 5	Operating and Financial Review and Prospects	73
	Operating results	74
	Results of Operations — Total	74
	Results of Operations — By Segment	78
	Critical Accounting Policies	96
	Liquidity and Capital Resources	100
	Capital Expenditures	105
	Reconciliation to U.S. GAAP	106
	Research and Development	108
	Hungarian Fixed Line Operations	108
	Macedonian Fixed Line Operations	109
	Hungarian Mobile Operations	110
	Macedonian Mobile Operations	111
	Risk Management Policies	112
Item 6	Directors, Senior Management and Employees	114
	Board of Directors	114
	Management Committee	117
	Supervisory Board	118
	Indemnification of the Board of Directors and the Supervisory Board	120
	Compensation of Directors and Officers	121
	Board Practices	121
	Employees	122
	Share Ownership of Management	124
Item 7	Major Shareholders and Related Party Transactions	125
	Major Shareholders	125
	Related Party Transactions	126
Item 8	Financial Information	128
	Consolidated Financial Statements	128
	Other Financial Information	128
	Legal proceedings	128
	Dividend Policy	132
	Significant Changes	132
Item 9	The Offer and Listing	133
Item 10	Additional Information	135
	Share Capital	135
	Option to Purchase Securities from Registrant or Subsidiaries	135
	Memorandum and Articles of Association	138
	Significant Differences in Corporate Governance Practices for Purposes of Section 303A.11 of the New York Stock Exchange Listed Company Manual	142
	Material Contracts	145
	Exchange Control	148
	Taxation	149
	Documents on Display	151
Item 11	Quantitative and Qualitative Disclosures About Market Risk	152
Item 12	Description of Securities Other than Equity Securities	153

Certain Defined Terms and Conventions

        In this annual report the terms "Magyar Telekom", the "Group", the "Company", "we", "us" and "our" refer to Magyar Telekom Távközlési Rt. and, if applicable, its direct and indirect subsidiaries as a group; the term "Magyar Telekom Rt." refers to Magyar Telekom Távközlési Rt. without its subsidiaries; the term "TMH" refers to T-Mobile Magyarország Távközlési Rt. (formerly known as Westel Mobil Távközlési Rt.); the term "Maktel" refers to Makedonski Telekommunikacii AD and the term "DT" refers to Deutsche Telekom AG.

        On May 6, 2005, Magyar Távközlési Rt. ("Matáv") changed its name to Magyar Telekom Távközlési Rt. (Magyar Telekom Telecommunications Co. Ltd.) and its abbreviated name became Magyar Telekom Rt.

        In this annual report, the term "Minister" refers to the Minister heading the Ministry of Informatics and Communications (Informatikai és Hírközlési Minisztérium, "IHM"), a ministry of the Hungarian government in charge of regulating the telecommunications industry.

        Totals in tables may be affected by rounding. Segment revenue and operating expense figures included in this annual report do not give effect to intersegment eliminations.

Forward-looking Statements May Not Be Accurate

        The Company may from time to time make written or oral forward-looking statements. Written forward-looking statements appear in documents the Company files with the Securities and Exchange Commission, including this annual report, reports to shareholders and other communications. The U.S. Private Securities Litigation Reform Act of 1995 contains a safe harbor for forward-looking statements. Factors identified in filings with the Commission may cause actual results to differ materially from a forward-looking statement made by Magyar Telekom or on its behalf. Readers should also consider the information contained in Item 3, "Key Information — Risk Factors" and Item 5, "Operating and Financial Review and Prospects", as well as the information contained in the Company's periodic filings with the Securities and Exchange Commission for further discussion of the risks and uncertainties that may cause such differences to occur. The Company's forward-looking statements speak only as of the date they are made, and the Company does not have an obligation to update or revise them, whether as a result of new information, future events or otherwise.

PART I

ITEM 1 — IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2 — OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3 — KEY INFORMATION

SELECTED FINANCIAL DATA

        This selected consolidated financial and statistical information should be read together with the consolidated financial statements, including the accompanying notes, included in this annual report. We derived these financial data from our consolidated financial statements as of and for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 and the accompanying notes, which have been audited by PricewaterhouseCoopers Budapest, Hungary ("PwC"). These consolidated financial data are qualified by reference to our consolidated financial statements and accompanying notes, which we have prepared in accordance with International Financial Reporting Standards ("IFRS"). IFRS differs from U.S. Generally Accepted Accounting Principles ("GAAP"). For a discussion of the principal differences between IFRS and U.S. GAAP as they relate to us, see Note 36 to the consolidated financial statements.

	Year ended December 31,
	2000(3)	2001(3)	2002	2003	2004	2004
	HUF	HUF	HUF	HUF	HUF	U.S.$(1)
	(in millions, except per share amounts)
Consolidated Income Statement Data:
Amounts in accordance with IFRS
Revenues	445,945	547,735	590,585	607,252	601,438	3,336
Operating profit	96,091	119,400	122,240	122,064	85,264	473
Net income	66,652	82,560	68,128	57,475	34,641	192
Operating profit per share	92.66	115.14	117.76	117.60	82.14	0.46
Net income per share(2)	64.27	79.59	65.66	55.38	33.38	0.19
Diluted net income per share(2)	63.97	79.59	65.66	55.38	33.38	0.19
Amounts in accordance with U.S. GAAP
Revenues	461,537	550,900	592,294	610,946	607,599	3,370
Operating profit	90,456	120,144	132,585	132,715	91,839	509
Net income	65,844	82,403	78,619	66,404	39,685	220
Operating profit per share	87.23	115.86	127.73	127.86	88.48	0.49
Net income per share(2)	63.49	79.47	75.77	63.98	38.24	0.21
Diluted net income per share(2)	63.19	79.47	75.77	63.98	38.22	0.21
Consolidated Balance Sheet Data:
Amounts in accordance with IFRS
Total assets	954,424	1,104,196	1,077,451	1,058,837	1,029,558	5,711
Net assets	638,509	508,469	575,580	630,384	576,664	3,199
Capital stock	103,736	103,736	104,281	104,281	104,281	578
Total shareholders' equity	637,281	460,300	516,144	560,110	516,567	2,865
Amounts in accordance with U.S. GAAP
Total assets	965,608	1,118,015	1,099,634	1,090,308	1,077,899	5,979
Net assets	627,397	493,357	570,541	633,783	592,877	3,288
Total shareholders' equity	626,170	448,440	514,664	567,452	534,907	2,967

	Year ended December 31,
	2000	2001	2002	2003	2004
	(in millions)
Other data:
Weighted average number of shares
Basic	1,037	1,037	1,038	1,038	1,038
Diluted	1,042	1,037	1,038	1,038	1,038

(1)
Translated into U.S. dollars at the official exchange rate of the National Bank of Hungary on December 31, 2004 of U.S. dollar 1.00 = HUF 180.29. These translations are unaudited and presented for convenience purposes only.
(2)
Net income per share under IFRS and net income per share under U.S. GAAP are calculated by dividing net income by the weighted average number of shares outstanding during each period.
(3)
In December 2001, Magyar Telekom Rt. acquired 49 percent of the common shares of TMH and Westel Rádiótelefon Kft. ("Westel 0660") from Deutsche Telekom AG. Magyar Telekom Rt. is controlled by Deutsche Telekom AG so this was a transaction between parties under common control. The financial statements have been restated as if TMH and Westel 0660 were wholly owned subsidiaries of Magyar Telekom since March 23, 2000, the date on which Deutsche Telekom AG acquired 49 percent of TMH and Westel 0660.

Dividends

        The following table sets forth the dividend per Magyar Telekom ordinary share for the years 2000, 2001, 2002, 2003 and 2004. The table shows the dividend amounts in Hungarian forints, together with U.S. dollar equivalents, for each of the years indicated.

	Dividend Paid Per Ordinary Share
	HUF	U.S.$(1)
Year
2000	10	0.0351
2001	11	0.0394
2002	18	0.0799
2003	70	0.3367
2004	70	0.3883

(1)
Translated into U.S. dollars at the official exchange rate of the National Bank of Hungary on December 31, 2004 of U.S. dollar 1.00 = HUF 180.29; December 31, 2003 of U.S. dollar 1.00 = HUF 207.92; December 31, 2002 of U.S. dollar 1.00 = HUF 225.16; on December 31, 2001 of U.S. dollar 1.00 = HUF 279.03 and on December 31, 2000 of U.S. dollar 1.00 = HUF 284.73.

EXCHANGE RATE INFORMATION

        The National Bank of Hungary ("NBH") quotes and publishes official exchange rates based on prevailing market rates. The NBH sets the official rate of exchange for the Hungarian forint based on euro. On any given day, the market exchange rate of the Hungarian forint against euro may vary from the official rate of the National Bank of Hungary. Prior to May 4, 2001, the National Bank of Hungary had a policy of intervening in the foreign currency market if the market exchange rate deviates more than 2.25 percent above or below the official rate. On May 4, 2001, the National Bank of Hungary announced that it had widened this intervention band to 15 percent above and below the official rate. This decision was taken as a step toward convergence with the European Union exchange rate regime and as an effective tool against inflation.

        As used in this document, "Hungarian forint" or "HUF" mean the lawful currency of Hungary. "EUR", "euro" or "€" mean the single unified currency that was introduced in 11 participating member states of the European Union on January 1, 1999. "U.S. dollar," "USD" or "$"mean the lawful currency of the United States. Unless otherwise stated, conversion of Hungarian forint into U.S. dollars have been made at the rate of USD 1.00 to HUF 180.29, which was the official rate quoted and published by the National bank of Hungary on December 31, 2004.

        The following tables set forth, for the periods and dates indicated, the period-end, average, high and low official rates quoted and published by the National Bank of Hungary for Hungarian forint per U.S.$1.00 and EUR1.00.

	Exchange Rates (amounts in HUF/U.S.$)
	Period-End	Average(1)	High	Low
Year
2000	284.73	282.27	318.71	245.57
2001	279.03	286.54	304.06	271.35
2002	225.16	258.00	283.98	225.16
2003	207.92	224.44	237.63	206.61
2004	180.29	202.63	217.24	180.19
2004
November	185.98	188.88	193.56	185.40
December	180.29	183.42	188.73	180.19
2005
January	189.15	187.81	190.29	181.43
February	182.59	187.23	191.26	182.59
March	190.81	185.91	192.10	180.58
April	194.86	191.69	194.86	189.44

(1)
The average of the exchange rates on each business day during the relevant period.

	Exchange Rates (amounts in HUF/EUR)
	Period-End	Average(1)	High	Low
Year
2000	264.94	260.04	265.67	254.47
2001	246.33	256.68	267.29	241.45
2002	235.90	242.97	252.38	235.17
2003	262.23	253.51	272.03	234.69
2004	245.93	251.68	270.00	243.42
2004
November	246.67	245.32	247.38	243.42
December	245.93	245.90	249.28	244.03
2005
January	245.70	246.56	248.39	245.22
February	242.13	243.77	245.62	242.13
March	247.18	244.97	248.50	241.42
April	252.66	248.16	252.66	245.95

(1)
The average of the exchange rates on each business day during the relevant period.

        We will pay any cash dividends in Hungarian forints, and exchange rate fluctuations will affect the U.S. dollar amounts you would receive if you are a holder of American Depository Shares ("ADSs") upon conversion of cash dividends on the shares those ADSs represent. Fluctuations in the exchange rate between the Hungarian forint and the U.S. dollar will also affect the prices of shares and ADSs.

RISK FACTORS

        Prior to making any investment decision, you should carefully consider the risks set forth below in addition to other information contained in this annual report. The risks described below are not the only risks we face. Additional risks not currently known to us or risks that we currently regard as immaterial also could have a material adverse effect on our financial condition or results of operations or the trading prices of our securities. This annual report contains certain "forward-looking" statements. These include statements on expectations of our businesses. You will find below and elsewhere in this annual report important factors that could cause our results to differ materially from such forward-looking statements. We disclaim any obligation to update information contained in any forward-looking statement.

Our operations are subject to substantial government regulation, which can result in adverse consequences for our business and results of operations.

        The Act XL of 2001 on Communications ("Act on Communications") was approved by the Hungarian Parliament in June 2001 and came into force on December 23, 2001. This act became the basis for the liberalization of the telecommunications market in Hungary.

        The Act on Communications was not in full conformity with the new European Union ("EU") Regulatory Framework for Telecommunications. To achieve harmonization of the telecommunications regulatory regime in Hungary to the EU Regulatory Framework as well as to encourage further competition in the market, Act C of 2003 on Electronic Communications ("Act on Electronic Communications") was enacted by the Parliament.

        The Act on Electronic Communications primarily deals with the following: Internet regulation, Significant Market Power ("SMP") obligation regulation, carrier selection, costing methodology, number portability regulation and institutional issues. The Act on Electronic Communications came into force on January 1, 2004.

        Under the new EU Regulatory Framework and the Act on Electronic Communications, the National Communications Authority ("NCA", Nemzeti Hírközlési Hatóság) was established to identify markets subject to the regulatory framework, or "relevant markets", to carry out market analysis of relevant markets and, if the NCA finds a lack of sufficient competition in such markets, to identify businesses with SMP and impose appropriate obligations or requirements (or amend pre-existing conditions, if any) on such businesses to encourage competition. The market analysis includes a public consultation process with interested parties and, in certain cases, with the European Commission.

        The NCA has started this procedure on 18 relevant markets and, by February 2005, has reached its final findings on 8 of these markets, including fixed line retail markets, and mobile wholesale origination and termination markets. The NCA's finding on the fixed line retail markets identified Magyar Telekom as an SMP. The NCA accordingly imposed a price cap on our services in the retail access markets for residential/non-residential customers and required us to allow our fixed line residential/non-residential customers to select other service providers for local and/or national and international calls. The NCA's findings on other markets are expected to be published in the first half of 2005.

        We cannot fully anticipate the combined impact of these regulatory developments on our business and results of operations. Our business and results of operations may be adversely affected by these changes.

        The liberalization of the fixed line telecommunications market is expected to have an effect on the mobile telecommunications industry as well. On November 4, 2002, the NCA designated, for the first time,

TMH as an SMP in the interconnections market. TMH was obligated to decrease its fixed-to-mobile termination charges by 10 percent, effective September 1, 2003. The TMH's SMP status was reconfirmed on November 6, 2003, in an annual review by the NCA. TMH was required to file a long run incremental cost ("LRIC") based calculation on the fixed-to-mobile termination fees by March 1, 2004. The regulator also established a guideline for the reduction of the termination fees. According to the guideline, the decrease in the termination fees shall not exceed 10 percent even if cost-based prices would require a further reduction. In May 2004, the NCA ordered TMH to reduce its interconnection fees by an average of 8.8 percent. The market analysis procedure under the new EU Regulatory Framework and the Act on Electronic Communications also identified TMH as an SMP in the mobile termination market. This decision was announced on January 24, 2005. It is expected that the level of our fees and interconnection prices may change significantly due to the government regulations in the future and such changes could adversely impact the financial condition and results of operations of TMH.

        Under the new regulatory regime in Hungary, two changes, which affected telecommunications customers' ability to retain telephone numbers when switching a carrier, were implemented in 2004. Since January 1, 2004, telecommunications customers are entitled to the geographic number portability, or the ability to retain a telephone number associated with a fixed telephone line when switching a carrier. On May 1, 2004, this portability was extended to include mobile and non-geographic telephone numbers. These changes may result in a larger churn rate among both fixed line and mobile customers, thus negatively affecting our financial condition and results of operations.

        See "Item 4 — Regulation and Pricing"

We are subject to more intense competition due to the liberalization of the telecommunications sector.

        As a result of limited success that the Act on Communications had on the Hungarian telecommunications sector, the Act of Electronic Communications came into force on January 1, 2004 to facilitate further competition and encourage new entrants to the market. Although identities of such new entrants are already known to some degrees, the scope of competition and any adverse effect on our results will depend on a variety of factors that we currently cannot assess with precision and are for the most part not within our control. Among such factors are business strategies and capabilities of potential competitors, prevailing market conditions, the effect of Hungary's accession to the European Union, as well as the effectiveness of our efforts to prepare for new market conditions.

        In the mobile communications business, we already face intense competition. As all telecommunications markets have become increasingly saturated, the focus of competition is starting to shift from customer acquisition to customer retention. Significant customer defections could have an adverse effect on results of operations, and customer acquisition and retention expenses are substantial. Due to the increased level of competition, prices for mobile voice telephony have been declining over the past several years and may continue to decline.

        We also face intense competition in the market for Internet services, as well as in the data communications markets.

        In Macedonia, Maktel's exclusive rights to provide fixed line telecommunications services expired at the end of 2004, as a result of the market liberalization. Competition posed by new entrants may result in downward pressure on Maktel's pricing, sales volume and profitability, which would have an adverse effect on our financial condition and results of operations.

Our ability to sustain revenue growth will depend in part on our ability to increase traffic and offer value added and data services to our customers.

        We expect the number of fixed access lines and tariffs for telephony services to decrease as competition in fixed and mobile telephony increases. Our ability to sustain revenue growth will therefore depend on our ability to increase the amount of traffic over existing fixed lines and to increase revenues from value added and data services. We also plan to grow our mobile subscriber base and our related lines of business, such as Internet and cable television, and expand our coverage area. We may not be able to sustain revenue growth, if we are not able to offer attractive and affordable value added services in the future or if our customers do not purchase our services.

We may be unable to adapt to technological changes in the telecommunications market.

        The telecommunications industry is characterized by rapidly changing technology with related changes in customer demands and the need for new products and services at competitive prices. Technological developments are also shortening product life cycles and facilitating convergence of various segments of the increasingly global information industry. Our future success will largely depend on our ability to anticipate, invest in and implement new technologies with the levels of service and prices that customers demand. Technological advances may also affect our level of earnings and financial condition by shortening the useful life of some of our assets.

        The operation of our businesses depends in part upon the successful deployment of continually evolving mobile communications technologies, which will require significant capital expenditures. There can be no assurance that such technologies will be developed according to anticipated schedules, that they will perform according to expectations, or that they will achieve commercial acceptance. We may be required to make more capital expenditures than we currently expect if suppliers fail to meet anticipated schedules, performance of such technologies fall short of expectations, or commercial success is not achieved.

        The effect of technological changes on our businesses cannot be predicted. In addition, it is impossible to predict with any certainty whether the technology selected by us will be the most economic, efficient or capable of attracting customer usage. There can be no assurance that we will be able to develop new products and services that will enable us to compete effectively in the Hungarian telecommunications market.

Developments in the technology and telecommunications sectors have resulted and may result in impairments in the carrying value of certain of our assets.

        Developments in the technology and telecommunications sectors, including significant declines in stock prices, market capitalization and credit ratings of market participants may result in impairments of our tangible, intangible or other assets. Future changes in these areas could lead to further impairments at any time. Recognition of impairment of tangible, intangible and financial assets could adversely affect our financial condition and results of operations and might lead to a drop in the trading price of our shares. We review on a regular basis the value of each of our subsidiaries and their assets. The value of goodwill is reviewed annually. In addition to our regular valuations, whenever we identify any indication (due to changes in the economic, regulatory, business or political environments) that goodwill, intangible assets or fixed assets might have been impaired, we consider the necessity of performing certain valuation tests which may result in an impairment charge.

We depend on a limited number of suppliers for equipment and maintenance services.

        In each of our operating divisions, there are a limited number of suppliers for required equipment and maintenance services. The failure of these suppliers to meet our equipment and service needs in a timely manner could have a significant effect on our revenues and market position. The construction and operation of our networks and the provision of our services and network infrastructure, especially mobile telecommunications services, are dependent on our ability to obtain adequate supplies of a number of items on a timely and cost-efficient basis. These include handsets and transmission, switching and other network equipment. Significant delays in obtaining such equipment and maintenance services could have a material adverse effect on our business and results of operations.

Our business may be adversely affected by actual or perceived health risks associated with mobile communications technologies.

        Media reports have suggested that radio frequency emissions from cellular telephones may be linked to medical conditions such as cancer. In addition, a number of consumer interest groups have requested investigations into claims that digital transmissions from handsets used in connection with digital mobile technologies pose health risks and cause interference with hearing aids and other medical devices. There can be no assurance that the findings of such studies will not have a material effect on our mobile business or will not lead to government regulation. Our ability to install new mobile telecommunications base stations and other infrastructure may also be adversely affected, and related costs may increase, due to regulation or consumer action in response to concerns over health risks and adverse effect on the value of properties adjacent to such facilities. The actual or perceived health risks of mobile communications devices could adversely affect mobile communications service providers, including us, through increased barriers to network development, reduced subscriber growth, reduced network usage per subscriber, threat of product liability lawsuits or reduced availability of external financing to the mobile communications industry.

System failures could result in reduced user traffic and revenue and could harm our reputation.

        Our technical infrastructure (including our network infrastructure for fixed network services and mobile telecommunications services) is vulnerable to damage and interruption from information technology failures, power loss, floods, windstorms, fires, intentional wrongdoing and similar events. Unanticipated problems at our facilities, system failures, hardware or software failures or computer viruses could affect the quality of our services and cause service interruptions. Any of these occurrences could result in reduced user traffic and revenue and could harm our reputation.

Loss of key personnel could weaken our business.

        Our operations are managed by a small number of directors and key executive officers. The loss of directors or key executive officers could significantly impede our financial, marketing and other plans. We believe that the growth and future success of our business will depend in large part on our continued ability to attract and retain highly skilled and qualified personnel at all levels; however, the competition for qualified personnel in the telecommunications industry is intense. We can give no assurances that we will be able to hire or retain necessary personnel.

Our share price may be volatile, and your ability to sell our shares may be adversely affected due to the relatively illiquid market for Magyar Telekom securities.

        The Hungarian equity market is relatively small and illiquid compared to major global markets. As a result of the limitations of the Hungarian equities market and the volatility of the telecommunications sector, the price of Magyar Telekom shares may be relatively volatile and you may have difficulty selling your shares in the event of unfavorable market conditions.

We have a substantial business interest based in Macedonia, where ethnic hostilities and economic pressures could reduce the value of our investment in that region.

        We own 100 percent interest in Stonebridge Communications AD ("Stonebridge"), which owns 51 percent interest in Maktel, the formerly state-owned public telecommunications service provider in Macedonia. Maktel became a consolidated subsidiary of Magyar Telekom beginning on January 15, 2001.

        Ethnic hostilities, while getting better, continue to pose significant risk to the economy of Macedonia. The negative pressure on the economy could lead to a devaluation of the currency. In case of a devaluation of the Macedonian denar, the value of our interest in Maktel would be reduced and our financial condition and results of operations may be adversely affected.

The value of our investments, results of operations and financial condition could be adversely affected by economic developments in Hungary and other countries.

        Our business depends on general economic conditions in Hungary and abroad. There are many factors that influence global and regional economies, which are outside of our control. A cautious or negative business outlook may cause our customers to delay or cancel investment in information technology and telecommunications systems and services, which would adversely affect our revenues directly and, in turn, slow the development of new services and applications that could become future revenue sources.

Fluctuations in the currency exchange rate could have an adverse effect on our results of operations.

        We are subject to currency translation risks, mainly relating to the results of our Macedonian operations. Devaluation of the Macedonian denar or appreciation of the Hungarian forint may exert a negative influence on Maktel's results that are converted into HUF. This is mainly a reporting risk, but through the dividend payments it has direct financial (cashflow) effects on us as well.

We are subject to risks resulting from fluctuations in interest rates.

        We are subject to risks resulting from fluctuations in interest rates, which can affect costs associated with our interest bearing obligations and certain other payments. Our debt portfolio consists of approximately equal amount of floating rate and fixed rate obligations. The floating rate loans decrease the predictability of our financing costs since interest is always paid according to the current market interest rates. Fixed rate loans also bear risks of fluctuating interest rates as we may have to pay interest at a higher rate on fixed rate loans than the prevailing market interest rate, and we may not be able to refinance at a lower interest rate.

        In 2002 and 2003, we refinanced our indebtedness denominated in euro and replaced them with indebtedness in Hungarian forint. As the interest rate volatility associated with the Hungarian forint is much higher than that associated with the euro, we may be exposed to higher interest rate volatility. To mitigate such volatility, our debt portfolio was modified to include approximately equal amount of fixed rate and floating rate indebtedness. However, we cannot guarantee that such strategy will sufficiently decrease our exposure to interest rate volatility. Such volatility may lead to unexpected increase in interest payment obligations, which would adversely affect our financial positions and results of operations.

ITEM 4 — INFORMATION ON THE COMPANY

ORGANIZATION

        Until May 3, 2005, the legal name of the Company was Magyar Távközlési Rt. and it operated under its commercial name, "Matáv". On May 3, 2005, Magyar Távközlési Rt. was rebranded as Magyar Telekom Távközlési Rt. (Magyar Telekom Telecommunications Co. Ltd.) and its commercial name became Magyar Telekom Rt. Magyar Telekom is a limited liability stock corporation incorporated and operating under the laws of Hungary. Our shares are listed on the Budapest Stock Exchange, and our ADSs are listed on the New York Stock Exchange. Our headquarters are located at 55 Krisztina krt., 1013 Budapest, Hungary. Our telephone numbers are +36-1-458-0000 and +36-1-458-7000. Our agent for service of process in the United States is CT Corporation, 111 Eight Avenue, New York, New York 10011, USA.

HISTORY AND DEVELOPMENT

        Prior to 1990, the Hungarian national postal, telephone and telegraph authority, Magyar Posta, provided all public telephony services in Hungary. As of January 1, 1990, the Hungarian government split Magyar Posta into three distinct entities based on the nature of their operations: postal services, telecommunications and broadcasting. The Hungarian government made Magyar Távközlési Vállalat, the predecessor to Matáv, responsible for telecommunications operations. This entity was transformed on December 31, 1991 into a stock corporation, Magyar Távközlési Rt., or Matáv, then wholly owned by the predecessor of the Állami Privatizációs és Vagyonkezelõ Rt. (the "State Privatization and Holding Company" or the "ÁPV").

        MagyarCom GmbH ("MagyarCom"), a holding company in which Deutsche Telekom and Ameritech Corporation ("Ameritech") each held a 50 percent interest, was selected by the Minister in an international tender and subsequently purchased a 30.1 percent stake in Matáv for approximately U.S.$ 875 million on December 22, 1993. The ÁPV contributed U.S.$ 400 million of the purchase price paid by MagyarCom to Matáv to provide it with capital to expand the telephone network.

        MagyarCom entered into a concession agreement with the Hungarian government on December 19, 1993. MagyarCom then assigned certain of its rights under the concession agreement to Matáv. On December 22, 1993, Matáv entered into a concession contract (the "Concession Contract") with the Hungarian government, which gave us the exclusive right to provide domestic long distance and international public telephony services throughout Hungary and local public fixed line voice telephony services in 31 of 54 Local Primary Areas for a term of eight years ending December 22, 2001. On May 24, 1994, we obtained the right to provide telephony services in an additional five Local Primary Areas for a term of eight years ending in May 2002.

        On December 22, 1995, MagyarCom acquired from the ÁPV an additional 37.2 percent interest for approximately U.S.$ 852 million, raising its stake to 67.3 percent.

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

        On July 3, 2000, SBC sold its 50 percent ownership in MagyarCom to Deutsche Telekom, making Deutsche Telekom a 100 percent owner of MagyarCom.

        As of December 31, 2004, 59.21 percent of Matáv's ordinary shares was held by MagyarCom, 40.32 percent publicly traded and 0.47 percent held as treasury shares. The Hungarian government owns one Series "B" voting preference share to which special rights attach.

        On January 20, 2005, Magyar Telekom announced that the Board of Directors had made a decision to rename Matáv to Magyar Telekom. According to the resolution, the official name of the Company changed to Magyar Telekom Távközlési Rt. (Magyar Telekom Telecommunications Co. Ltd.) and its abbreviated name is now Magyar Telekom Rt. The Board of Directors' decision was approved by the shareholders in the Extraordinary General Meeting on February 22, 2005.

        On May 6, 2005, the change of the Company's name was registered with the Court of Registry. At the same time, we changed and registered the name of two of our subsidiaries. Axelero, our internet subsidiary, is now named T-Online Hungary Internet Service Provider Co. Ltd. ("T-Online Hungary"). MatávkábelTV, our cable television subsidiary is now named T-Kábel Hungary CableTV Servicing Limited Liability Company ("T-Kábel Hungary").

        The renaming is expected to have a positive impact on our results of operations. It is expected to build solid brand awareness and contribute to a new image of the Company. The renaming is also expected to strengthen our competitive position in the Hungarian fixed line market.

        For the details on our principal acquisitions during the last three years, see "Item 10 — Material contracts".

DESCRIPTION OF BUSINESS AND ITS SEGMENTS

        We are the principal provider of fixed line telecommunications services in Hungary, with approximately 2.9 million fixed access lines at December 31, 2004. We are also Hungary's largest mobile telecommunications service provider, with more than 4,032,000 mobile subscribers (including users of prepaid cards) at December 31, 2004. We also hold a 100 percent interest in Stonebridge Communications AD, which controls Maktel, the sole fixed line telecommunications service provider and, through its subsidiary Mobimak, the leading mobile telecommunications operator in Macedonia. Our total consolidated revenues were HUF 601,438 million (U.S.$ 3,336 million), and our total consolidated net income was HUF 34,641 million (U.S.$ 192 million) in 2004.

        We are a full-service telecommunications provider operating in two business segments:

        Fixed Line Telecommunications Services.    Our fixed line telecommunications services consist of local, long distance and international telephony as well as other telecommunications services, including data transmission, cable television and Internet services. Magyar Telekom Rt. had exclusive rights through December 2001 to provide domestic long distance and international public telephony services throughout Hungary and to provide local public fixed line telephony services in 31 of the 54 local primary areas in Hungary. Magyar Telekom Rt. had exclusive rights in five of the 54 local primary areas until May 2002, while its subsidiary, Emitel had exclusive rights in an additional three concession areas through November 2002. Our 36 former local concession areas cover approximately 70 percent of Hungary's geographic area and include Budapest as well as nearly all of other major cities in Hungary. As there is limited competition for public voice telephony services even after the liberalization of the telecommunications market, we are still the dominant voice telephony service provider in these 36 areas. We also provide leased lines, data transmission services and corporate network services, sell telecommunications equipment and offer network construction and maintenance services. We are the market leader for most of these services in Hungary.

        The fixed line telecommunications service segment also includes three Macedonian companies. Stonebridge is a holding company through which Magyar Telekom controls Maktel. Telemacedonia is a management company through which Magyar Telekom provides management and consulting services to Maktel, Mobimak and Stonebridge. Maktel is Macedonia's leading fixed line telecommunications company. Its exclusive rights in fixed line telecommunications services expired in December 2004. These exclusive rights included local, national and international long distance public voice services, voice over Internet Protocol ("IP") services, leased lines services and the construction and operation of public voice network services.

        Mobile Telecommunications Services. Our mobile telecommunications subsidiary, T-Mobile Hungary, is a leading provider of mobile telecommunications services in Hungary. TMH is one of three Global System for Mobile Telecommunications ("GSM") digital providers in Hungary. Since December 7, 2004, TMH also has rights to operate Third Generation ("3G"), or Universal Mobile Telecommunications System ("UMTS"), mobile telecommunications services. Mobile telecommunications services have contributed significantly to our revenue. The number of TMH's subscribers increased from approximately 2.5 million at the end of 2001 to approximately 4.0 million by the end of 2004.

        The mobile telecommunications service segment also includes Mobimak, a leading mobile telecommunications service provider in Macedonia. Mobimak is a fully owned subsidiary of Maktel. The number of Mobimak's subscribers increased from 523,664 at the end of 2003 to 752,462 at the end of 2004.

STRATEGY

        Since becoming a listed company in 1997, we have maintained our dominant position in the domestic fixed line business, successfully expanded into mobile and international operations through acquisitions, and continuously produced solid results. To ensure our continuing success, we have launched a Value Creation Program, which consists of three main elements.

  •
  improving operational performance;

  •
  leveraging the group synergies; and

  •
  growth through acquisitions.

        The aim of this program is to maintain our Earnings Before Interest, Tax, Depreciation and Amortization ("EBITDA") margin, before restructuring charges, above 40 percent in 2005 and 2006 despite the increasing regulatory and competitive pressure across the group. We aim to generate sustainable results through the following initiatives.

Improving operational performance

        Management has developed a comprehensive market-oriented program aimed to improve operational performance in every division. Our primary focus is on fixed line access preservation, broadband growth, mobile profitability improvement, and significant cost reduction. Several specific goals have been established.

  •
  Preserve the fixed line customer base: Hungary's fixed line access base has been declining for a number of years. We aim to minimize the erosion of the fixed line customer base through combination of an advertising campaign and introduction of a new range of competitive products. Our fixed line business will continue to maintain our aggressive product launch schedule to improve the value proposition of a Public Switched Telephone Network ("PSTN") subscription. New flat-rate price plans and bundled Internet access products will be offered in the first phase of the revitalization of the fixed line business. These offerings will be followed by innovative products based on our improving and expanding broadband access platform in the areas of entertainment, content and bundled voice solutions. Fixed line growth initiatives will be launched in Hungary nationwide.

  •
  Maintain the continuing growth in Asymmetrical Digital Subscriber Line ("ADSL") penetration: In 2004, we almost doubled Hungary's ADSL access base. As the leading broadband provider in the country, we are committed to maintaining the continuing growth in broadband penetration. ADSL is the keystone of our defense of the fixed line access base. Ongoing promotions, a new differentiated product range and broadband-specific content services are developed to generate strong increases in demand, while strategic pricing should allow optimal subscriber and profit growth. We aim to increase our ADSL customer base to 400,000 by the end of 2006.

  •
  Defend the leading position in the mobile market: T-Mobile Hungary is the leading mobile provider in Hungary with a market share of approximately 46 percent. The competition in the mobile market is intense, however, with competitors continuing to market aggressively to gain market share. TMH aims to defend its dominant position with four major initiatives.

  •
  Pricing strategy: TMH has established a pricing strategy to respond aggressively to competitors' moves while avoiding unnecessary price reductions.

  •
  Customer value management: TMH uses a state-of-the-art customer value management system to track and monitor the value of each customer to us. This is an essential tool to retain customers and target customer segments and sub-segments accurately in a market in near saturation. The level of customer service and proactive sales are differentiated according to the value of our customers, enabling TMH to extract maximum value from its customer base, while optimizing retention and acquisition costs.

  •
  Focus on postpaid (contract-based) mobile subscribers: Postpaid subscribers have a higher value than prepaid customers due to higher usage and long-term loyalty commitments. Postpaid subscribers represent nearly 30 percent in TMH's customer base and marketing initiatives (e.g. handset upgrades, loyalty program, etc.) are designed to preserve this customer segment.

  •
  International product portfolio: The rebranding of the company allows TMH to access the global product portfolio of T-Mobile. Management will leverage this unique benefit to strengthen our competitive position and to improve the value of our services with innovative offers. A wide range of content-driven non-voice products and attractive roaming schemes will be our first offering to demonstrate the additional benefits of the rebranding to our customers.

  •
  Exploit all revenue growth and cost reduction opportunities at Maktel: we have also developed a Value Creation Program for the Maktel Group. The program is expected to improve the attractiveness of our offers and sales execution quality in the fixed line residential business, capturing further growth in the still expanding mobile market and optimizing our cost structure.

  •
  Continuous improvement of internal efficiency: we will continue the aggressive internal cost reduction program, which has been underway for several years. A set of specific operational efficiency targets has been set in place. For example, we plan to improve the efficiency of our workforce by increasing the fixed lines per employee ratio to over 500 (a ratio that corresponds to the best practice in Western Europe) by the end of 2006. In addition, the headcount of the existing subsidiaries will be reduced by an average of 17.3 percent. We plan to reduce a larger portion of management positions to further improve efficiency. In addition to organizational measures, management plans to seek further cost savings by leveraging our group-wide synergies in procurement.

Leveraging the group synergies

        Our position as an integrated telecom company within DT will allow us to create additional shareholder value by taking advantage of group synergies to reduce costs, capture new revenues and improve our competitive positions.

        Following the successful rebranding of Westel to T-Mobile Hungary, on January 20, 2005, the Board of Directors passed a resolution to rebrand Matáv to Magyar Telekom and start marketing our services under the global T-brand structure. With the full introduction of the "T"-brand in Hungary, the brand structure of the Magyar Telekom Group is expected to follow the brand structure of Deutsche Telekom, by introducing such brands in Hungary as T-Com, T-Systems and T-Online. The rebranding is expected to have a positive impact on our operations with a new image and stronger brand awareness among our customers.

        Another significant element of synergies with the DT Group is the joint venture of T-Systems Hungary Kft. ("TSH"). TSH forms a stable partnership between Magyar Telekom and T-Systems International ("TSI"), which will bring additional value through expansion in the outsourcing and system integration markets and the capture of additional international carrier traffic. We have an agreement with TSI to provide international network and carrier services in the South-Eastern Europe region through our Points of Presence ("PoPs"). We have already established international PoPs in Romania and Bulgaria. Additional PoPs in Serbia and Ukraine are also planned.

        Another step that has been taken to achieve cost savings is the implementation of a group-level financial Shared Service Center ("SSC"). The SSC, in addition to short-term cost savings, will provide us with a strategic opportunity. The primary purposes of the SSC are to provide best-in-industry service to internal customers, improve operational efficiencies and reduce costs associated with non-core activities through group-level headcount reduction. It also allows faster integration of future acquisitions.

Growth through acquisitions

        The third element in our Value Creation Program is growth through value-accretive acquisitions. In line with our earlier communications, growth through further value-enhancing acquisitions remains our priority.

        We look for acquisition targets, which meet the following criteria:

  •
  The target company should be located in the South-Eastern region of Europe;

  •
  The target company should have good earnings potential in a growing market;

  •
  The transaction cannot be dilutive on EBITDA level;

  •
  The target company should be a telecommunications firm with a very strong position in the relevant markets;

  •
  We look for majority ownership or at least a controlling stake;

  •
  Restructuring potential is advantageous; and

  •
  Country and regulatory risk should be at an acceptable level.

        Our presence in the region, continuing success in managing mobile providers as well as integrated carriers, and proven ability to manage the regulatory environment and restructure former monopolies to compete successfully in liberalized markets uniquely position Magyar Telekom to repeat success we achieved in the acquisition of Maktel.

        In line with our focus on value-accretive acquisitions, Magyar Telekom acquired a 51.12 percent stake in the Montenegrin Telecommunications Company ("Telekom Montenegro" or "TCG") from the government of Montenegro in March 2005. At the same time, we acquired additional 21.92 percent of TCG's shares from minority shareholders.

        We are committed to carry out only those acquisitions that increase the shareholder value. If targets with attractive value-creation opportunities do not emerge, we may further increase our dividend payment while maintaining the net debt ratio between 30 and 40 percent.

OVERVIEW OF MAGYAR TELEKOM'S REVENUES AND PRINCIPAL ACTIVITIES

        For the years ended December 31, 2002, 2003 and 2004, our total revenues by business segments were as follows:

	Year ended December 31,			Year ended December 31,
	2002	2003	2004	2004/2003
	(in HUF millions)			(% change)
Revenues
Hungarian Fixed line	336,306	324,552	301,743	(7.0)
International Fixed line	47,793	49,689	45,184	(9.1)

Total	384,099	374,241	346,927	(7.3)
Less:	(1,122)	(1,552)	(907)	(41.6)

Total revenue of Fixed line segment	382,977	372,689	346,020	(7.2)
Less: inter-segment revenues	(14,756)	(14,034)	(11,846)	(15.6)

Fixed line revenue from external customers	368,221	358,655	334,174	(6.8)

Hungarian Mobile	232,612	254,141	263,023	3.5
International Mobile	29,482	31,575	33,734	6.8

Total	262,094	285,716	296,757	3.9
Less: intra-segment revenues	(19)	(20)	(58)	190.0

Total revenue of Mobile segment	262,075	285,696	296,699	3.9
Less: inter-segment revenues	(39,711)	(37,099)	(29,435)	(20.7)

Mobile revenue from external customers	222,364	248,597	267,264	7.5

Total revenue of the Group	590,585	607,252	601,438	(1.0)

        Most of our revenues in 2002, 2003 and 2004 were derived from services provided within Hungary, except for the international fixed line and international mobile revenues, which were mainly derived from services provided in Macedonia.

        Our business is not materially affected by seasonal variations.

FIXED LINE TELECOMMUNICATIONS SERVICES SEGMENT

        In 2004, our fixed line telecommunications services generated revenues of HUF 346,020 million before intersegment eliminations. Fixed line telecommunications services consist of domestic and international services, leased lines, data transmission, cable television and Internet services, telecommunications equipment sales, construction, maintenance and other services.

Hungarian Fixed Line Operations

Domestic Services

        Revenues from domestic fixed line voice telephony consist of:

•
subscriptions, connections and other charges;

•
outgoing domestic traffic revenues; and

•
incoming domestic traffic revenues.

Products and Services

        Local and Long Distance Calling Services.    We provide local, domestic and international long distance telephony services to our fixed line telephony subscribers and to fixed line telephony subscribers in other Local Telecommunications Operator ("LTO") areas.

        Digifon Services.    The increased level of digitalization of our exchanges permits us to offer value added digifon services, such as call forwarding and call waiting, to a significant number of our fixed line telephony subscribers. These services help increase fixed line usage as they make busy signals and unanswered calls less common.

        Shared Cost/Toll Free Numbers.    To enable business customers to better meet the needs of their clients, we have introduced a wide range of "blue" numbers, which are shared cost numbers, and "green" numbers, which are toll free access numbers. In addition, we offer the International Freephone Service ("IFS"), which enables subscribers to maintain one (or more) toll free access number(s) — in one or more countries outside Hungary. These access numbers are in the same format as domestic toll free access numbers in those countries. Through this access number, the customers outside Hungary may reach the IFS subscriber free of charge. The costs of international calls are paid by the IFS subscriber. We also offer the Universal International Toll Free Number, which is a single toll free access number that can be used to call our subscribers in Hungary from one or more countries outside Hungary.

        Voice-mail.    In November 1999, we began to offer a voice-mail service. In August 2000, we enriched the service by introducing call return and call capture functions as part of the basic voice-mail service. In July 2001, we introduced voice-mail Short Message Service ("SMS"), which provides an SMS alert to the mobile handset of the customer each time he or she receives a voice-mail message. These services allow better usage of the network, more comfort in using the phone and decrease the ratio of uncompleted calls. As of December 31, 2004, we had approximately 417,000 voice-mail subscribers.

        Fixed SMS.    In September 2002, we launched a new messaging service called Fixed SMS. The service first operated within Magyar Telekom Rt.'s network and between Magyar Telekom Rt.'s and TMH's network. From February 1, 2003 this service is also available between Magyar Telekom Rt.'s and Pannon GMS Rt.'s ("Pannon") network.

        From a fixed line terminal, short text messages can be sent with an SMS-capable phoneset and SMS termination is available for every subscriber. If the addressee does not have an SMS-capable phoneset, the text message is converted and sent as a voice message. The maximum length of an SMS is 160 characters. The service has other useful functions as well: SMS to fixed fax machines, SMS redirection and multi-SMS transmission. Since April 1, 2004, the fixed SMS service has been available between Magyar Telekom Rt.'s and Emitel's networks.

        Integrated Services Digital Network ("ISDN").    ISDN allows a single access line to be used simultaneously for a number of purposes, including voice, data, facsimile and video transmission. ISDN also provides higher quality and faster transmission of signals while increasing the bandwidth capacity of the network. The coverage of ISDN is 95 percent of our network. We offer both basic ISDN access lines with two channels and multiplex ISDN access lines with 30 channels. As of December 31, 2004, we had installed 184,358 ISDN access lines with two channels and 5,221 ISDN access lines with 30 channels, amounting to the total of 525,346 ISDN channels. In 2003, we introduced the Turbo ISDN service. This product provides the highest speed dial-up Internet connection (128 Kbit/s). The Turbo ISDN service extended the life-cycle of the mature ISDN product without any additional investment.

        Private Branch Exchange ("PBX") Services.    We offer PBX services through one of our subsidiaries, BCN Rendszerház Kft. ("BCN Kft.", formerly Matávcom Kft.). As of December 31, 2004, BCN Kft. had leased and sold approximately 22,000 ports. The vast majority of the leased equipment is digital and meets the demands of developing technologies such as ISDN and digitally enhanced cordless telecommunications.

        Calling Cards.    In 2003, the Hazaszámlázó Calling Card was introduced for residential customers using the Csevegö and Felezö price plans. The subscribers of the Sokatmondó price plan can purchase the Sokatmondó Calling Card, while the business customers subscribing to the Ritmus price plan can purchase Ritmus Calling Cards. These calling cards allow customers to enjoy the discounts provided by their fixed line price plans when making calls from public payphones in Hungary and abroad.

        Directory Assistance.    We offer directory inquiry services. We received 29.3 million inquiries relating to domestic and 0.5 million inquiries relating to foreign phone numbers in 2004. The domestic directory assistance database includes all fixed line and postpaid mobile subscribers' data in Hungary. We offer a call completion option to Magyar Telekom Rt. and TMH postpaid subscribers, whereby calls may be connected automatically. Our directory services center performed 5.9 million call completions in 2004. We also offer increasingly popular Directory Assistance-Plus ("DA-Plus") service. DA-Plus offers a wide range of information including Yellow Pages, residential classified advertisements, encyclopedia, dictionary-based information, recipes, poems, as well as telephone numbers, postal, e-mail and website addresses without any quantity restrictions. We started to establish our own proprietary database in 2004. The requested information is not only provided verbally, but by e-mail or fax. The tariff of the service is based on per minute usage. The number of minutes billed by the DA-Plus service was approximately seven million in 2004.

Subscribers

        The following table sets forth information regarding total fixed access lines and penetration rates in our service areas:

	At December 31,
	2002	2003	2004
Lines in service in Magyar Telekom Rt.'s service areas
Residential lines	2,055,338	2,012,672	2,015,934
Business lines	282,406	261,642	256,321
Public payphones	33,316	28,799	27,059

Total	2,371,060	2,303,113	2,299,314
ISDN channels	511,326	527,728	525,346

Total	2,882,386	2,830,841	2,824,660

Lines in service in Emitel's service areas	79,460	78,638	77,705
Lines installed per 100 inhabitants in Magyar Telekom Rt.'s service areas	38.4	37.5	37.5
Digital exchange capacity as % of Magyar Telekom Rt.'s total exchange capacity	87.1	89.9	92.9

        Our domestic fixed line telephony subscribers can be classified into two categories: residential customers and business customers, which include our customers in the public sector. As of December 31, 2004, 75 percent of our access lines was utilized by our residential customers and 24 percent by our business customers. The remaining one percent of access lines was used for public payphones.

        The Hungarian government, through its various institutions and departments, constitutes our largest customer group. We develop separate service packages for each of these institutions and departments, as each of them generally has its own annual budget, particular telecommunications needs and responsibilities. From a strategic perspective, however, we consider the Hungarian government a single customer. We offer most of our largest customers, including the government, discounts for services we provide.

Tariffs

        We charge fixed line subscribers a one-time connection fee, monthly subscription charges and call charges based on usage. A call charge contains two elements: a call set-up charge and a traffic charge measured in seconds based on the call's duration. In accordance with the Act LXXXVII of 1990 on Pricing (the "Pricing Act"), as modified by the Act on Electronic Communications, the Minister, together with the Minister of Finance, is responsible for establishing the maximum tariffs for universal services. We may, however, offer services at prices lower than those established by the Minister.

        Our one-time connection fee and monthly subscription charge are different for residential and business customers. We do not charge our business and residential customers different traffic tariffs if they use the same price plan. We charge the same tariffs on analog telephone lines and on ISDN lines.

        In 2004, we increased the number of price plans to allow customers in different market segments to choose plans that best suit their calling patterns. These price plans also served as a tool to maintain our customer base in the fully liberalized market as those customers who select us as the operator for every traffic direction (local, long distance and international) receive the highest discounts.

        We offer the following primary price plans:

        Bázis price plan.    This price plan is our standard plan without any discount.

        Minimál price plan.    This price plan was established for residential customers with analog lines who use their phones less often than average users but want to be available for incoming calls and would like to pay lower monthly fees. By the end of 2004, we had over 443,000 customers under this price plan. As a result of change in the regulatory environment, however, we terminated the sales of the Minimál price plan on January 1, 2004. Customers who had subscribed to this price plan prior to December 31, 2003 may maintain their Minimál subscription. However, we will not offer this price plan to new customers. Consequently, for low-usage residential customers, our best product offering is now the Felezö price plan.

        Felezö price plan.    On February 1, 2003 we launched the Felezö price plan. The Felezö price plan fulfills the conditions of the universal service provision which is obligatory for us by the law. Under this plan, half the monthly fee is applied toward call charges and subscribers can initiate calls without the call set up fee. Calculation of the telephony costs is also easy since the local and the domestic long distance numbers can be called at the same per minute rate. The international, fixed-to-mobile and Internet per minute fees of the price plan are the same as those under the Bázis price plan. As of December 31, 2004, approximately 500,000 subscribers were enrolled in this price plan. From October 1, 2004, the subscribers of the Felezö price plan who meet certain economic criteria are eligible to receive a government subsidy. The government pays HUF 1,000 towards the monthly fee of the Felezö price plan for these customers.

        Üzleti Felezö price plan.    This price plan was launched on June 1, 2004. The Üzleti Felezö price plan enables business customers to apply half of their monthly fees towards call charges. The price plan does not contain any call set up fee, but traffic fees are charged per minute. As of the end of 2004, over 10,000 customers subscribed to this package.

        Csevegö price plan.    On December 27, 2001, we launched the first price plan for residential customers that offers increasing discount for longer calls. The discount is 20 percent from the 5th minute and 30 percent from the 10th minute up to the 60th minute of the call. The discount is valid for all calls all day. From June 16, 2003, half the monthly fee can be applied toward Internet usage if customers access the Internet via our Open Internet service. The price plan also contains 20 free fixed SMSs per month. In 2004, it was the second most popular price plan with over 408,000 customers as of December 31, 2004.

        Kontroll price plan.    This is our first price plan with no monthly subscription or call set-up fees for residential customers with analog lines. Subscribers may chose a 30-day card for HUF 3,700, a 60-day card for HUF 7,400, a 90-day card for HUF 10,500, or a 180-day card for HUF 19,500. The card can be refilled during its period of validity or within 10 days after expiry. This price plan is similar to mobile prepaid offers.

        Sokatmondó price plan.    We launched this price plan on October 1, 2002. As of December 31, 2004, we had approximately 82,000 customers under this price plan. Signing a definite-period pre-selection contract is a precondition for this offer. The elements of the price plan are as follows:

•
Peak period lasts until 3 p.m. in Magyar Telekom (i.e., non-LTO or non-mobile) directions; and until 6 p.m. in LTO and mobile directions;

•
30 SMSs free of charge per month (in Magyar Telekom, TMH and Pannon directions);

•
60 minutes free Internet access (in cooperation with T-Online Hungary); and

•
Sokatmondó Digifon price plan (with caller identification function).

        The subscribers of the Sokatmondó price plan can order the Sokatmondó calling card, with which calls can be originated at the per minute rates of the price plan from our service area and from abroad.

        Ritmus price plan.    We offer this price plan for residential and business customers who mainly place calls in peak hours. The price plan is available for customers with analog or ISDN lines. Signing a definite-period pre-selection contract is a precondition for this offer. By subscribing to this price plan, customers receive discounted per minute rates.

        XL supplementary price plan.    On December 3, 2003, we introduced the XL supplementary price plan which may be ordered in addition to the Bázis, Csevegö or Sokatmondó price plan. For a monthly gross fee of HUF 990, customers using the supplementary price plan may make calls without usage fee or call set up charge for local calls up to the first 60 minutes of a call (the discount is only offered for voice calls). As of the end of 2004, over 101,000 subscribers were under this price plan.

        XXL supplementary price plan.    On September 1, 2004, we introduced the XXL supplementary price plan which may be ordered in addition to the Bázis, Csevegö or Sokatmondó price plan. For a monthly gross fee of HUF 1,750, customers using the supplementary price plan may make calls without usage fee or call set up charge for local and long distance calls in our service areas up to the first 60 minutes of a call. The discount is valid only for voice traffic. As of the end of 2004, approximately 38,000 subscribers were under this price plan.

        V8 - Vállalkozói price plan.    On November 22, 2004, we introduced the V8 price plan, designed primarily for small business customers. This plan has no additional monthly fee and does not charge any call set up fees. The billing is minute based. The price plan provides over 30 percent discount on the minute fees for every direction compared to the Bázis price plan. As of December 31, 2004, over 3,700 customers were under this price plan.

        Magyar Telekom Open Internet service.    On June 16, 2003, we launched our Internet service based on per minute pricing. Our Open Internet service offers Internet access for a per-minute fee without any monthly fee, call set up charge or registration fee. The service is available for every Magyar Telekom subscriber. In addition, Csevegö price plan subscribers can apply half of their monthly fee toward this service. The users of our Open Internet service exceeded 90,000 as of the end of 2004. The Open Internet service accounted for 20 percent of the overall increase of the dial-up traffic revenue in 2004. As a result of the extensive marketing campaign launched in December 2004, Magyar Telekom Rt. became the second largest company in the dial-up Internet market.

Public Telephones

        As of December 31, 2004, Magyar Telekom Rt. operated 27,059 public payphones, representing a penetration rate of approximately 3.6 per 1,000 inhabitants in Magyar Telekom Rt.'s service areas. The Act on Electronic Communications modified the requirement to provide public telephone stations from one pay station per 500 inhabitants to one pay station per 1,000 inhabitants. The traffic tariffs charged for calls from public payphones are at a premium to those charged to fixed line subscribers.

International Telephone Services

        International telephone services consist of outgoing and incoming international telephony traffic, including voice and switched transit traffic through Hungary.

Products and Services

        We provide international calling access to our fixed line telephony subscribers and to subscribers of other local telephone operators and mobile service providers. Our Hungary Direct and Country Direct services permit customers to charge calls made from 50 countries abroad to their home phone numbers.

        International toll free service was launched in 1998. This service enables the caller to make international calls free of charge to and from 36 countries, while the call charges are covered by the subscriber of the toll free number. Universal international toll free service was launched in 2003. This service is available from 21 countries and enables the subscribers to be called on a unique universal number free of charge from abroad.

        In June 2000, we introduced the international prepaid calling card, "Barangoló", which allows customers to make phone calls, including IP based calls, in approximately 40 countries. This service enables customers to call from touch-tone payphones in Hungary and abroad.

Tariffs

        The call charge for an international call contains two elements: a call set-up charge and a traffic charge measured in seconds based on the call's duration. On September 1, 2002, we increased the number of international tariff zones from six to eleven, to better differentiate the rates of the international fixed line and mobile calls. International tariffs decreased on average both in 2003 and 2004 and we expect to continue to lower our international tariffs to stimulate usage.

        Settlement Arrangements.    Under bilateral settlement arrangements, we pay other carriers for the use of their networks for outgoing international calls and receive payments from other carriers for the use of our network for incoming international calls. In Europe, such settlement arrangements fall under the general auspices of the International Telecommunications Union. Settlement payments, which are generally denominated in Special Drawing Rights ("SDR"), are calculated using a currency basket in which U.S. dollars have the greatest weight. Due to the large exchange rate fluctuations of the SDR caused by the recent volatility of the U.S. dollars, we started to shift our accounting rate agreements to euro-based arrangements. As our important European and North-American partners supported this change, we will continue these efforts in 2005 as well. New international carrier partners prefer to use the euro as a settlement currency.

International Telecommunications Hub

        We believe that Hungary is geographically well positioned to serve as a telecommunications gateway between Eastern and Western Europe. We have two state-of-the-art international gateways as well as fiber optic cable connections serving 12 border crossings. These fiber optic cable connections use synchronous digital hierarchy transmission facilities. We have X.25 links, which are used for packet switched data transmission with 83 international networks. We also have ISDN connections with 54 international networks. To increase the utilization of our transmission network, we offer attractive price schedules for dedicated transit services through Hungary. We have launched our own Dense Wavelength-Division Multiplexing ("DWDM") backbone network and are DT's partner in Delivery of Advanced Network Technology to Europe ("DANTE"), which provides 10 Gbit/s transmission path interconnecting Budapest and Vienna and connection to the European research and educational network, GEANT.

        To seize the opportunities presented by the liberalization of the telecommunications market in Romania, we established interconnection arrangements with major Romanian alternative service operators and network service providers to offer transit services towards Western Europe. In addition, we use our own point of presence in Austria, which enables us to engage in telephone and Internet business with alternative telecommunications carriers located in Vienna. We are present at the Vienna Internet Exchange (with dedicated circuit for Internet data exchange) and have peering arrangements with approximately 60 Internet Service Providers ("ISPs") there. We have direct Internet peering connections with Serbia and Slovakia and provide high-capacity international Internet transit service ISPs in Ukraine, Bosnia-Herzegovina and Macedonia.

Leased Lines

        We are the principal provider of leased lines in Hungary.

        Leased line service establishes a permanent connection for transmission of voice and data traffic between two geographically separate points (point-to-point connection) or between a point and several other points (point-to-multipoint connection). These points can be either all within Hungary or some in Hungary and others abroad.

        We lease lines to other local telephone operators and mobile service providers, who use such lines as part of their networks. We also lease lines to providers of data services. In addition, we lease lines to multi-site business customers who use leased lines to transmit internal voice and data traffic.

        We offer a broad variety of standard analog and digital lines for lease, including two-wire and four-wire analog lines and digital lines with capacities from 64 Kbit/s to 155 Mbit/s. We also offer high capacity customized digital lines to other telecommunications providers.

        Flex-Com. Since 1996, we have offered Flex-Com, domestic and international digital leased lines with managed back-up systems that are dedicated to data transmission. In 1998, we launched the Flex-Com Network Management Service (Virtual Switched Network) network management system and ISDN-Flex and Voice-Flex services. In 1999, higher quality (Gold and Silver), secure access, and quick installation (Express, Profi) Flex-Com services were introduced. The Gold and the Silver quality services increase the annual availability to 99.9 percent and 99.7 percent respectively, as compared to the 99.5 percent annual availability of the Flex-Com basic service. The secure access provides two-way subscriber access through separate routes or transmission media at one termination point of the connection. The quick installation services are connected within ten days (Express) or within five days (Profi) as compared to the normal delivery time (20 days). In 2000, we launched two new services. Flex-Com high-speed (E3) access service provides 34 Mbit/s central access for the main site of a large enterprise network. City-Voice service is a version of the Voice-Flex service, which offers hot-line voice and fax communication capabilities on the managed leased line network between two customer premises.

        We further widened the range of access options in 2002. We developed and launched the outdoor Flex-Com subscriber access and the Kiloflex P-type subscriber access. The outdoor access facilitates outdoor installation of terminating equipment of lines with maximum 1,984 Kbit/s, focusing on the demands of mobile service providers. In the speed range from 192 Kbit/s to one Mbit/s, Kiloflex P provides a cheaper access than the previous subscriber access.

        In 2002, we launched the Service Level Agreement ("SLA") report service of Flex-Com and Frame-Flex, which offers monthly and annual reports of the SLA parameters specified in the customer contracts. The SLA report, as an additional service, shows our customers the monthly and annual fulfillment of the commitments identified in the SLA. The reports are generated automatically to monitor and check regularly the actual service quality. In 2003, we launched the Web SLA service, which provides SLA reports through the Internet.

        In 2004, we launched new promotions to defend our market share. For existing wholesale customers, we offered price discounts for further purchases, and for retail customers spare capacities were offered for new connections. Our primary goal is to increase the number of connections to utilize our resources fully.

        Despite these efforts, the number of Flex-Com connections decreased from 11,480 as of December 31, 2003 to 10,467 lines as of December 31, 2004.

        Frame-Flex.    We also use our managed leased line network to offer Frame-Flex, a public frame relay service that is particularly suited to customers who transmit data in bursts, such as connections between local area networks. As of December 31, 2004, we had 585 Frame-Flex connections. In 2000, we introduced LANConnect, a frame relay based managed router service. LANConnect is primarily targeted at small and medium size enterprises allowing them to seamlessly interconnect their Local Area Networks ("LANs"). In 2004, we offered spare capacity promotion for our customers to utilize our resources fully.

        High Speed Leased Line ("HSLL").    The HSLL service provides permanent, digital, transparent, point-to-point leased line service between service access points ("SAPs") which meets the European Telecommunications Standards Institute ("ETSI") Open Network Provision ("ONP") specifications. The connections are established by a service provider according to the needs of its customers. Transmission rates provided by the HSLL service are 2, 34 and 140 Mbit/s. In 2001, we enlarged our HSLL services portfolio by offering new rates of 45 and 155 Mbit/s. We increased our HSLL connections to 930 by December 31, 2004 from 522 at December 31, 2003.

        As an addition to the High Speed Leased Line portfolio, we introduced a Wavelength Division Multiplexing ("WDM") technology based premium service, Gigalink, which provides an even higher speed (622 Mbit/s) leased line service to business customers and to other service providers. In 2004, we expanded the speed of Gigalink from 2.5 Gbit/s to 10 Gbit/s for the Campus backbone network (a link between universities and academic institutions).

        Our leased line customers pay a one-time connection fee based on the type of line leased. Monthly subscription charges vary with the type and length of line leased and, in some cases, with the term of the lease. With the exception of leased lines required for connection with other networks, leased line tariffs are not subject to regulation. As part of the overall rebalancing of our tariffs, we have reduced our leased line tariffs in real terms over the last few years in response to competition, which partly offset the revenue increase generated by volume and bandwidth increases of the leased line services.

Data Transmission and Related Services

        Data transmission and related services consist primarily of data transmission and network services for business customers, such as financial institutions and insurance companies, and, to a lesser extent, residential customers. The market for data transmission and related services in Hungary is highly competitive. We are the leading supplier of data transmission and related services in Hungary.

        Our revenues from data transmission have grown significantly as a result of both the development of the Hungarian economy and our increasingly sophisticated services. We expect the market for these services to grow with the proliferation of personal computers and increasing consumer demand. We believe that the ability to offer new data products and services will be critical to competing effectively in the future, particularly with respect to business customers.

        Internet.    T-Online Hungary, our fully owned ISP subsidiary, offers Internet services based on dial-up, ADSL technology as well as access through cable television, wireless LAN ("WLAN") and leased line to provide residential and business customers with narrowband or broadband Internet services at affordable prices.

        In 2004, T-Online Hungary increased its subscriber base by 26.3 percent to 266,020. T-Online Hungary is the largest Internet service provider in Hungary with an estimated 42 percent market share based on the number of dial-up subscribers. The number of T-Online Hungary's broadband (ADSL, cable television and WLAN) customers has nearly doubled and reached 153,475 as of December 31, 2004 compared to 77,760 a year earlier.

        In 2004, the number of Internet users increased dynamically. Internet penetration rate among the population aged 14 and above reached 26 percent in 2004 compared to 22 percent in 2003. By the end of 2004, 15 percent of Hungarian households were connected to the Internet compared to 12 percent at the end of 2003. Similarly, Personal Computer ("PC") penetration rate also improved, providing a basis for further growth potentials. In 2004, 35 percent of the Hungarian households owned a PC compared to 31 percent a year earlier. Approximately 700,000 existing PC households without Internet connection represent a strong basis for further growth. T-Online Hungary is committed to accelerate Internet penetration growth and has invested a significant amount of resources to develop attractive and innovative content, such as [origo] Téka video-on-demand and Zeneáruház (music download).

        The accelerated broadband expansion in Hungary will be a basis for further development in contents available on the Internet, further attracting users interested in more content and services. While only 10 percent of narrowband (dial-up) subscribers use the Internet for music download and only 5 percent for video download, 39 and 33 percent of broadband subscribers use the Internet for these purposes, according to T-Online Hungary's consumer researches. Market data shows that an increasing number of households skip the dial-up technology and start to use Internet with broadband straight away.

        [origo], the most frequently visited portal in Hungary, has also contributed to the growth of T-Online Hungary. The number of page impressions ("PIs") increased significantly in 2004. This strong growth was a result of introduction of new services and contents, including [origo] Téka and a new Automobile section. T-Online Hungary is committed to the social responsibility and has made [origo] accessible to the blind and near-sighted.

        Other important developments concerning T-Online Hungary during 2004 included:

  •
  In February 2004, T-Online Hungary launched a new security product, T-Online Hungary Internet Security, with F-Secure as a partner. The software offers various security features including virus protection, firewall, spam filter and parental control;

  •
  In April 2004, T-Online Hungary launched a new broadband content portal ([origo] Play), that features videos, music download, online radio and photo gallery;

  •
  In June 2004, T-Online Hungary introduced a high bandwidth ADSL product (ADSL Play) for the high-end residential segment;

  •
  From June 2004, T-Online Hungary simplified the dial-up "Kombi" package product, offering an easy-to-understand dial-up package. The Kombi product provides 15- or 40-hour dial-up internet access without additional call charge;

  •
  In July 2004, T-Online Hungary introduced WLAN equipments packaged with ADSL access products to the residential market;

  •
  In November 2004, T-Online Hungary increased the ADSL and CableNet download and upload bandwidths based on Magyar Telekom Rt.'s wholesale broadband offer. The upgrade was available for all existing users as well as new customers;

  •
  In December 2004, T-Online Hungary developed a software for families with small children, containing a family-friendly web browser, special content, content-filtering tool (parental control), and online media stream of the popular Minimax TV channel;

  •
  In December 2004, T-Online Hungary launched Video-on-Demand ("VoD") service, providing movies on pay-per-view basis to extend the broadband content portal; and

  •
  In December 2004, T-Online Hungary opened the new Datacenter room ("Adatpark"), which doubled the capacity of the server co-location service.

        Datex-P.    We offer Datex-P, a packet-switched data transmission service based on the X.25 protocol. As of December 31, 2004, we had 3,692 Datex-P terminals compared to 3,636 at December 31, 2003. The service provides low to medium speed domestic switched data communications services with international connectivity to business customers. As a result of the proliferation of new technologies, growth in the number of subscribers has stopped. To extend the lifecycle of the product and maintain profitability, network optimization and cost reduction were major objectives in 2003. In 2004, we assessed and commenced migration of customers to other data transmission services. Full service withdrawal is planned for 2007.

        rEDInet.    This service allows editing of business documents electronically, quickly, accurately and with full security. The technology of the Electronic Data Interchange ("EDI") service is used worldwide. We also provide professional training and consultation services to the users of our rEDInet service. The rEDInet covers more than 80 percent of the traditional EDI market in the Fast Moving Consumer Goods ("FMCG") sector. In recent years the growth of the traditional EDI market has slowed in terms of new participants, but the number and type of transferred messages are growing. Further growth opportunities may appear with introduction of e-invoice solutions and Internet-based services with lower costs. The Internet-based solution allows customers of the Small Office/Home Office ("SOHO") and Small and Medium size Enterprises ("SME") segment without IT background to become a member of the electronic trading community.

        Magyar Telekom ADSL.    ADSL is a continuous, high-speed Internet access service based on the Asymmetric Digital Subscriber Line ("DSL") technology. The service offers cost efficient broadband Internet access together with telephony service over existing copper wires. We sell these services mainly on a wholesale basis to ISPs, which in turn distribute the services to residential and small business customers. The service has been available in certain parts of Budapest since September 1, 2000. In 2004, this service had significant growth with the number of ADSL connections reaching 203,654 by December 31, 2004 from 103,564 at December 31, 2003.

        In 2003 and 2004, we implemented a major infrastructure expansion project to accomplish our Internet market goals. A large amount of investment was used for the roll out of broadband Internet. As a result of these steps, 175 towns were connected to the service in 2003 and over 380 towns by the end of 2004. By December 31, 2004, our ADSL coverage reached 79 percent of our total lines. In our service area, every third Internet user accesses the Internet via ADSL line and an increasing proportion of new residential customers select ADSL as their first Internet access.

        To better satisfy customer demand, we increased the maximum download speed of our ADSL accesses at no extra charge in November 2004. As a result, the maximum download bit-rate was increased by one third for the cheapest price plan and doubled for all other price plans at the same prices, terms and conditions. The higher bandwidth contributes to the faster roll out of ADSL and also encourages customers to download enriched broadband content. To support this trend, we introduced new broadband services, such as the [origo] Play service, which offers music download in cooperation with Warner and EMI, and a new video-on-demand service.

        Small town ADSL program.    The successful "Small town ADSL program", launched in 2003, made ADSL access available in small towns and villages that are often economically less developed. The goal of the "Small town ADSL program" is to identify and serve towns and locations that show a significant interest in ADSL. In the first phase of the program (started on June 23, 2003), prospective users from 42 locations were invited register their requests. The list of towns included in the program is continuously expanding. So far, 279 towns have signed up for the program and the service has been established for 275 of these towns as of the end of 2004.

        Volume-dependent ADSL.    On December 13, 2004, we started negotiations with our ISP partners to plan for the introduction of a new type of wholesale ADSL. In addition to the current flat-rate wholesale offers, we will enable our ISP partners to use the ADSL service with charges based on the volume of the ADSL user traffic. This new pricing structure enable the ISP partners to offer a much wider choice of services better suited to the end users' requirements.

        Magyar Telekom — Non-profit Information and Training Center ("NIOK") joint tender (free ADSL access for non-governmental organizations).    More than 400 non-governmental organizations have received free ADSL access for one year under our social responsibility program called "Magyar Telekom gives back". We invited applications in November 2004 from non-governmental organizations for this program. Organizations that do not yet have an ADSL line were eligible to apply. The free service is worth about HUF 130,000 for each organization. We have thus committed to contribute more than HUF 50 million to non-governmental organizations. Our aid helps these organizations to perform their tasks more efficiently, publicize their activities to more people and have faster access to the information.

        Plug and Play ADSL.    Plug and Play ADSL is a package product that includes an ADSL access with multimedia PC, on-site installation and support.

        Satellite DSL.    Satellite DSL is a broadband Internet connection via satellite. This service can provide a high-quality access to the Internet for customers who live in areas not yet covered by the ADSL service. The Satellite DSL service ensures a broadband Internet connection via satellite in areas where no other broadband Internet access is available. With the help of satellite connections, the service multiplies the download speed of the already existing Internet access up to 768 Kbit/s.

        Magyar Telekom EasyNet.    On February 21, 2003, we launched our EasyNet product, a wireless broadband Internet solution based on the Wireless Fidelity ("Wi-Fi") technology for public site owners (e.g., hotels, conference centers and restaurants). It does not contain end user authentication, and anyone may take advantage of the broadband Internet service with an appropriate end user device in areas with radio coverage.

        Magyar Telekom EasyNet Plusz was launched on August 1, 2003. This service provides significant additional capabilities compared to those offered by Magyar Telekom EasyNet. The most significant feature is the end user identification, as well as the use of prepaid cards, which allow the use of the wireless broadband Internet service. EasyNet Plusz cards are available in three levels of access time (1-hour, 5-hour, 24-hour) and may be used at any time until the expiration of the card. At the end of 2004, there were 62 public hot spot sites in operation (13 hotels, 21 T-Ponts and 28 others).

        Magyar Telekom DataLink.    In 2004, we launched a new data transmission product. It offers technology independent data transmission between business customers' locations. The customer only needs to define three main parameters, bandwidth, SLA and interface. With the introduction of this service, we can better utilize our spare data transmission capacity. This service provides data connection below 2 Mbit/s, with X.21 or Ethernet interfaces.

        IP Connect.    In September 2000, we introduced IP Connect service, a complete solution for ISPs providing transport and access facilities to IP traffic. It includes the provision of ports in the service area, required for the subscribers of ISPs to dial-in from analog or ISDN lines. The service also enables leased line access, and ensures that traffic will be forwarded to both domestic and international switches as well as to the domestic switch of a particular ISP. The domestic switch of the ISP is connected to our IP network via a leased line. To maintain our market share and competitive position, a new product offering, called Symmetrical Internet was introduced in 2003, which includes access and IP/Internet service. After the introduction of this new service, many of our customers switched from IP Connect to Symmetrical Internet.

        IP Complex Plus.    IP Complex Plus is an IP based Virtual Private Network ("IP-VPN") service. IP Complex Plus service is offered to retail and wholesale customers having multiple remote sites. This service enables them to establish data traffic between sites without the need of setting up "point-to-point" connections between two sites. Customers' VPNs are secured since they remain separated from each other. The development of supplementary services, such as ISDN backup, integrated voice/data, ADSL/Single-Pair High-Speed Digital Subscriber Line ("SHDSL") access and dial-up access to IP-VPNs make this product more attractive to a growing number of business customers. In 2004, monthly and online report services were introduced to allow users to check the service quality. In addition, we started the upgrade of the integrated voice and data product.

        MultiLAN.    Our system integration services are designed primarily for business customers with separately located branch offices. They include the installation of LANs at customer premises and the provision of Wide Area Network ("WAN") services. We provide integrated network management, fault clearance and customer support for the LAN and WAN segments.

        Magyar Telekom Háttértár.    Magyar Telekom Háttértár product was launched in October 2004. Users of this service can automatically back-up files on their PCs on our background server. If customer's PC crashes and the content of the hard disk cannot be recovered, the back-up files on our server may be accessed.

        International data products.    We provide signaling links for mobile operators to facilitate international roaming. We also sell international leased lines, including international managed leased lines, international ISDN, X.400, X.25 and telegraph services. The sales of international leased lines are steadily growing, partly due to the introduction of one-stop-shopping agreements, whereby customers can order from and pay for the service at one end-point of the connection, which eliminate the need to deal with multiple service providers. International Internet connectivity was enhanced in 2004 to provide services for Internet service providers. By the end of 2004, the capacity of international Internet connections reached 3 Gbit/s. Since the end of 2003, we no longer provide international telex services.

Fixed Line Telecommunications Equipment Sales

        We distribute an extensive range of telecommunications equipment, from individual telephone sets to facsimile terminals, PBXs and complete network systems, through a network of customer service centers. In addition to stand-alone telephone-set sales, we offer various packages combining telephone-sets with telephone lines and price plans.

        Cardnet Rt. sells point of sale terminals. BCN Rendszerház Kft. (formerly Matávcom Kft.), our fully owned subsidiary, sells PBX equipment.

        We do not manufacture telecommunications equipment but resell and lease equipment manufactured by other companies.

        The telecommunications equipment sector is highly competitive and characterized by rapid technological innovation. We believe that the supply and service of telecommunications equipment are integral part of being a full service telecommunications provider and are necessary for the expansion of our customer base. In addition, these activities permit us to ensure that technologically advanced equipment required for new services is available in Hungary.

Other Revenues

        Other revenues include cable television, construction and maintenance services and other miscellaneous revenues.

        Our cable television ("CATV") group consists of three entities providing various cable television services in Hungary. The asset management holding company of the CATV business is Investel Rt. The most significant company of our CATV group is T-Kábel Hungary, which began providing cable television services on January 1, 1999.

        Through network development and acquisitions, our CATV group significantly increased its number of cable television customers during the past four years. The CATV group had approximately 384,000 subscribers as of December 31, 2004, out of which T-Kábel Hungary had 282,000. At December 31, 2003, the CATV group had approximately 362,000 subscribers, out of which T-Kábel Hungary had 263,000. Our CATV group is the second largest cable television provider in Hungary.

        T-Kábel Hungary offers 44 television and radio channels in three program packages in its network. As a result of the price based competition in the cable television market in Hungary, especially in Budapest, new customers are often connected with low connection fees. Where the networks allow, our CATV firms — in cooperation with ISPs — offer broadband Internet services. In most cases, CATV firms provide a network service for ISPs. The number of Internet subscribers through our cable television network was approximately 16,000 on December 31, 2004. T-Kábel Hungary's cable television activities benefit from our long-term relationship with the customers, our thorough market knowledge as well as our strong brand name. Our main goals in this area are to increase market share through further acquisitions, connect additional customers within existing service areas, improve the quality of network and increase Average Revenue Per User ("ARPU").

        In 2002, we introduced the Audiofix (Drop Charge) product, which is an Intelligent Network ("IN") premium rate service enabling content providers to offer content services for fixed call rates. The product is mainly used in the media's call-in programs. The product has been very successful due to the introduction of reality shows and other interactive programs on Hungarian television channels.

        We construct fixed line telecommunications networks and offer network maintenance services to other telecommunications operators in Hungary. These construction and maintenance services are ancillary to the construction and maintenance of our networks.

        We carry out our construction through subcontractors. The majority of construction revenue is derived from optical network construction, network construction related to subscriber connections and project planning. In addition, our fully owned subsidiary, BCN Rendszerház Kft. is also engaged in a full range of network construction activities.

        Magyar RTL Televízió Rt. ("M-RTL") is a Hungarian television broadcast company, in which Magyar Telekom has a 25 percent effective share of ownership. M-RTL is entitled to provide commercial television programs but not to engage in broadcast diffusion or distribution activities. M-RTL has a concession for a period of ten years with an option for a five-year extension. The Program Provision Agreement was signed on July 9, 1997, being the starting date of the license. M-RTL operates a channel under a brand name, RTL KLUB.

        Since its launch in 1997, RTL KLUB has rapidly established a strong position in Hungary's television market, being the market leader for the last four years. Market share among the targeted age 18-49 audience rose substantially from 1997 to 2004, from 21 percent to 32 percent for the whole day and from

20 percent to 37 percent for the prime-time (between 7 and 11 p.m.). M-RTL has successfully converted its leading audience result into television advertising market share.

        RTL KLUB seeks to maintain and increase audience share through investing in local productions, as well as successful internationally licensed programs, and through its continued long-term relationships with major film distributors, including Warner Brothers, Fox, Buena Vista and Columbia. M-RTL is strategically concentrating on sport events, such as Formula One races, Paris-Dakar rally, National League and National Team football matches and boxing. In response to the main competitor's launching of "Big Brother", M-RTL started its own reality show: "Való Világ" (Reality World) in 2002. Due to the success of the program, RTL KLUB broadcasted the second and the third series of this reality show in 2003 and 2004. Való Világ enabled M-RTL to generate increased non-spot (prime-rate audiotext and SMS) revenues and contributed to the development of RTL KLUB brand name.

Macedonian Fixed Line Operations

        In December 2000, we, on behalf of a consortium, reached an agreement with the government of Macedonia to purchase 51 percent of Maktel on its privatization. The closing of the transaction took place on January 15, 2001 whereby we paid EUR 343.3 million on behalf of the consortium in accordance with the agreement. The 51 percent ownership acquired by us was contributed to a newly established Macedonian holding company, Stonebridge.

        For further details on the Maktel acquisition, see "Item 10 — Material contracts".

        Maktel is the primary fixed line service provider in Macedonia. Its exclusive rights in fixed line telecommunications services expired in December 2004. These exclusive rights included local, national and international long distance public voice services, voice over IP services, leased line services and building and operating public voice network services. Maktel's objectives for the forthcoming year are to be a leading provider of technology in Macedonia and to provide quality services with attractive prices to prepare for future competition.

        For the past three years, Maktel's major operational goals were to digitalize the fixed line network and to increase the number of subscribers. The digitalization rate reached 100 percent by the end of 2003. Maktel had 583,776 analog fixed lines and 42,082 ISDN channels as of December 31, 2004, and fixed line penetration reached 29.0 percent in Macedonia.

Subscribers

        The following table sets forth information regarding the total fixed access lines and penetration rates of Maktel:

	At December 31,
	2002	2003	2004
Number of fixed lines
Residential lines	510,837	524,632	524,722
Business lines	58,787	57,353	56,329
Public payphones	2,239	2,729	2,725

Total	571,863	584,714	583,776
ISDN channels	22,350	34,522	42,082

Total	594,213	619,236	625,858

Lines installed per 100 inhabitants in Maktel's service areas	28.0	29.0	29.0
Digital exchange capacity as % of Maktel's total exchange capacity	96.3	100.0	100.0

        Maktel has a 75 percent market share in the Macedonian Internet market. The number of Internet subscribers and the time they spend on the Internet are gradually increasing. Maktel provides Internet access via the public switched telephone network, leased lines and ADSL. By the end of 2004, Maktel had 64,944 Internet customers. The growth in the Internet subscribers was fostered by the sale of ADSL service, which had nearly 2,500 subscribers as of December 31, 2004.

        Historically, Maktel, like government-owned operators in other countries, maintained relatively low domestic charges and high tariffs for international calls. Since November 1999, Maktel has been gradually rebalancing its tariffs in accordance with its long-term rebalancing strategy. International tariffs are expected to decrease further, bringing them in line with the EU standards after the liberalization. Local tariffs and basic access charges are expected to increase to reflect costs, but Maktel will not seek to exploit the maximum increases allowed by the regulation to keep the rates affordable to its customers.

MOBILE TELECOMMUNICATIONS SERVICES SEGMENT

        Our mobile telecommunications services generated revenues of HUF 296,699 million in 2004 before intersegment eliminations.

Hungarian Mobile Operations

        Until June 30, 2003, we provided mobile telecommunications services in Hungary through two subsidiaries, TMH and Westel 0660. On June 30, 2003, Westel 0660 ceased to provide analog cellular telecommunications services and was merged into TMH on November 30, 2003. TMH is now the sole subsidiary of Magyar Telekom providing mobile telecommunications services in Hungary.

        As of December 31, 2004, TMH accounted for estimated 46.2 percent of the total Hungarian mobile telephony market in terms of subscribers. The penetration rate of mobile telephone services in Hungary increased from 48.7 percent at December 31, 2001 to 86.4 percent at December 31, 2004.

        On March 22, 2004, our Board of Directors took the decision to rebrand Westel Mobil Távközlési Rt. ("Westel") to T-Mobile Hungary. The official name of Westel has changed to T-Mobile Hungary Telecommunications Co. Ltd. (in Hungarian: T-Mobile Magyarország Távközlési Rt.) from May 3, 2004.

        TMH and T-Mobile International (the mobile telecommunications division of DT) have acted in close cooperation for a number of years. The cooperation both in the area of procurement and development of new technologies and services allows TMH to offer its customers a wider range of services and equipment for more competitive prices. The rebranding was an important step in cultivation of the service synergy potentials between TMH and the T-Mobile Group. T-Mobile International is one of the largest international groups of mobile operators and is the only mobile communications company providing a seamless transatlantic service to its customers.

        TMH's rebranding will allow TMH to offer valuable services under a revitalized corporate image. We believe that TMH's closer affiliation with T-Mobile International will allow it to provide its subscribers a whole new range of innovative products and services, including access to services provided by other T-Mobile branded carriers operating in other countries.

        Immediately after the rebranding, TMH announced its intention to join FreeMove, the largest mobile alliance in the world founded by T-Mobile International, Orange, the Telefonica group and TIM. The objective of the alliance is to offer seamless mobile services to its customers through favorable international roaming pricing, coordination of services, joint terminal procurement and other cooperative measures.

        We received favorable responses from the public for our TV commercials, marketing materials and corporate images featuring the new brand name. In addition, the T-Mobile brand became well-known in Hungary in a shorter period than we originally expected. According to the survey carried out by GFK Hungária, the aided brand awareness has reached 100 percent by November 2004 — only six months following the rebranding.

        Westel, the predecessor of TMH, commenced offering commercial GSM digital mobile telecommunications services on March 31, 1994, pursuant to a concession awarded in November 1993. GSM affords high quality digital transmission and is the dominant digital mobile telecommunications standard in Europe.

        TMH offers basic GSM voice telephony services and a number of value added services for retail and corporate customers. TMH launched General Packet Radio Service ("GPRS") in 2001, Multimedia Message Service ("MMS"), Video Streaming, Mobilbank and mobile purchase in 2002, Enhanced Data rates for GSM Evolution ("EDGE"), WhoCalled, WLAN in 2003 and several new value added services, such as Koktél Multimedia Service Packages and Melody in 2004.

        In 2004, TMH continued to enhance its value added services, introduced several new products, increased the penetration and usage of the existing products and extended the access of some of its domestic products abroad:

  •
  International roaming service was available for TMH subscribers in 319 networks in 144 countries as of December 31, 2004, of which 106 networks in 53 countries were available for prepaid customers and 76 GPRS networks in 41 countries for postpaid customers.

  •
  In 2004, TMH further developed its SMS service by launching packages of 15, 25 and 80 SMSs for customer segments with different SMS usage patterns. SMS penetration and usage remained stable during the year.

  •
  In line with the increase in the number of MMS-capable handsets in the market, TMH experienced a strong boost in MMS penetration and traffic. The number of mobile-originated MMSs in 2004 was more than four times the amount in 2003.

  •
  The scale of TMH's GPRS portfolio spans from Wireless Application Protocol ("WAP") Start (users pay only traffic fee) through service packages with daily or monthly fee with bundled traffic to GPRS300 (300 Mbyte WAP or Net traffic included in monthly fee). TMH has reached more than 10 percent of its postpaid customer base with GPRS service and expects further increase in GPRS penetration and traffic.

  •
  In September 2004, TMH introduced KoktélMini and KoktélMaxi, two multimedia packages with bundled SMS, MMS, GPRS traffic, mail notification SMSs, contentSMS and contentMMS subscription (the latter two only for postpaid customers) for a monthly fee. These packages soon became very popular among the customers.

  •
  On September 1, 2004, TMH launched "Melody", a service that allows subscribers to set virtually-downloaded sound bites (e.g., music) as ringback-tones (i.e., the ringing sound a caller hears before the call is answered) for their mobile phones. Melody was one of the most successful non-voice products introduced in 2004.

  •
  TMH strengthened its content services in 2004. TMH's customers can register their interest to several content SMS and MMS categories like news, sports, weather, entertainment and horoscope. TMH's t-zones WAP portal (introduced in June 2004) offers a large quantity of its proprietary and third-party content, including news, chat and other downloadable content (logos, ring-tones, Java games, etc.). The popularity of this portal grew continuously during 2004 and the daily average number of visitors reached 40,000 to 45,000. Premium-service SMS traffic was quite substantial in 2004 as well: TMH launched a new range of access numbers for premium-price SMS and voice services.

  •
  In 2004, TMH significantly widened the range of products that can be purchased via WAP or by SMS. Using mobile purchase service, customers can buy various products and services offered by TMH and third-party vendors. We expect to see strong growth in sales of products such as cinema ticket, parking, DVD, CD, flower and travel insurance.

  •
  In 2004, TMH introduced a new generation of its mobile banking service, Multibank, which allows customers to manage their bank account and pay their utility bills with their mobile phone. A superior level of security and flexibility are the main characteristics of the service.

  •
  For corporate customers TMH offers a full range of telecommunication services. The most important new service launched in 2004 for corporate clients was TeleMátrix, a complex Virtual Private Network ("VPN") solution with customer self-care on the web.

  •
  Electronic top-up services are available at many Automated Teller Machines ("ATMs"), petrol stations, Internet-banks, Telebanks and Mobilbank. In 2004, TMH increased the number of electronic top-up outlets by more than 40 percent. In addition, since 2004, customers can also top-up their accounts by sending an SMS with the required top-up amount and the monthly bill they wish the amount to be charged to. The amount of electronic top-up significantly increased during 2004.

        TMH encourages customer loyalty with various incentive programs. Until September 2004, Gold Cards were awarded to customers based on the length of service, and bonus points were awarded to these cardholders based on the level of usage. The points could be redeemed for various products and services in retail stores, through the Internet and call centers. Certain products and services could be acquired by combining points with cash. Loyalty points earned after August 2003 had a validity period of 24 months.

        In 2004, TMH made a progress in implementing a more focused customer retention program in line with its strategic efforts in the field of Customer Relationship Management ("CRM"). In September 2004, a revamped customer loyalty program targeting both the prepaid and the postpaid segment was introduced. A multi-level program differentiates customers based on the number of loyalty points calculated from their invoiced amount, incoming minutes and their contract duration, offering a complex set of service benefits. TMH's loyalty program manages differentiated customer service in the case of handset upgrade program, custom-made tariff offerings and a point collection program for postpaid customers both at its outlets and through call centers. Top-tier customers (i.e., Platinum and Gold Card holders) can access priority services and various discounts. T-Mobile Hungary plans to continue to maintain its retention effort in future as well.

        Subscribers.    The number of TMH subscribers has grown significantly over the past three years. The table below sets forth information concerning the number of TMH subscribers at the dates indicated:

	At December 31,
	2002	2003	2004
Number of subscribers
Postpaid subscribers	850,615	982,460	1,163,483
Prepaid subscribers	2,552,173	2,783,814	2,868,562

Total	3,402,788	3,766,274	4,032,045

Average monthly Minutes of Use ("MOU") per subscriber	118	114	115
Churn ratio (%)	14.7	19.8	15.9
Average monthly Revenue per User in HUF
Postpaid subscribers	13,032	12,806	11,828
Prepaid subscribers	2,904	2,684	2,380
Total subscribers	5,732	5,261	4,945

        The increase in the number of TMH subscribers since December 31, 2002 is attributable to a number of factors, including reductions in handset prices and traffic tariffs in real terms. Growth can be also attributed to installment purchase plans and aggressive marketing.

        According to NCA sources, as of December 31, 2004, TMH served approximately 46.2 percent of the GSM mobile digital services market in Hungary in terms of subscriber base. TMH expects to initiate additional retention and acquisition marketing campaigns to stimulate further subscriber growth and to maintain its market leadership.

        Number Portability.    On May 1, 2004, the NCA introduced Mobile Number Portability ("MNP") to promote competition in the Hungarian mobile market. Mobile Number Portability, however, has not had a significant impact on the mobile market. T-Mobile has successfully managed challenges posed by MNP, as the number of those customers who changed mobile service provider in connection with MNP has been below the expected level and the migration has not led to an increase in the churn level.

        Traffic.    TMH's average traffic per subscriber is comparable to other European countries at 115 minutes per month in 2004. Average traffic per subscriber has declined over the past few years as the subscriber base has expanded to include lower-volume users. During 2003, SMS traffic showed a large increase: 623 million SMS were sent by TMH users compared to 586 million in 2002. In 2004, 637 million SMS were sent by TMH users.

        Tariffs.    Since January 1998, mobile subscriber tariffs have been deregulated, and carriers have had the freedom to set the level of various tariff elements (i.e., connection fee, subscription charge and traffic charges).

        TMH charges subscribers a one-time connection fee, monthly subscription charges, event charges and time-based traffic charges. Customers using prepaid cards do not pay monthly subscription charges. TMH does not charge subscribers for incoming calls, other than calls received while roaming. TMH receives payments from other telecommunications service providers for terminating calls on its network. During 2004, mobile service providers developed a number of price plans. TMH maintained the widest selection in price plans and successfully introduced new tariff solutions and allowances, to acquire new subscribers and increase loyalty.

        In 2004, TMH introduced new price plans covering some of its business segments:

  •
  Profi was introduced to target the SOHO and SME segments. The aim was to gain new customers, retain existing ones and respond to competitors' actions. It has a modular structure: discounts are available on SMS and non-voice services as well as on calls terminating in different networks (discounts towards a specific fixed line prefix, calls terminating in own network etc.).

  •
  Komplett was created to better serve the varying interests of SOHO and SME segments, while enabling more simple communication of business price plans in the media.

  •
  In June 2004, TMH launched a fully customizable and flexible price plan named Mátrix for its largest customers. The customer may specify and set the value of each tariff element one by one, independently from one another. The new price plan makes it easier for us to provide services that better satisfy divergent needs of our corporate customers.

Macedonian Mobile Operations

        Our Macedonian mobile operations, Mobimak, experienced a significant growth in 2004.

        Mobimak is the leading mobile operator in Macedonia, dedicated to provide up-to-date technologies and advanced service offerings, commensurate to the highest technological and service standard of the T-Mobile group.

        By the end of 2004, Mobimak expanded its customer base from 523,664 at the end of 2003 to 752,462 customers, despite the competitive market environment. The principal activities of Mobimak's operations are digital mobile telephony services based on GSM technology and non-voice services such SMS, MMS and GPRS. We also provide GSM phase2+ data and facsimile transmission services, mobile Internet and a number of other content services. The Macedonian market is very price sensitive. We offer various promotions and incentives to encourage use of our services.

        In 2003, Mobimak introduced the GPRS service. In 2004, Mobimak continued enhancing its value added service portfolio, and introduced various new products:

  •
  Mobimak now offers international roaming service for its subscribers on 193 networks in 87 countries, while on 28 networks in 20 countries in Customized Application for Mobile network Enhanced Logic ("CAMEL") arrangement for prepaid customers. International roaming for GPRS is available for all customers on 22 networks in 17 countries.

  •
  In parallel with the deployment of core GPRS network, Mobimak has also developed GPRS services that provide additional services and content. In addition to WAP, MMS, content SMS and premium-rate SMS services, customers can now download MMS content and Java-games.

  •
  At the end of 2004, Mobimak soft-launched the EDGE carrier, which supplements GPRS services with higher data transfer speed and capacity. The service is currently available in certain parts of Skopje.

        The number of Mobimak customers has grown significantly over the past three years. The table below sets forth information concerning the number of Mobimak subscribers at the dates indicated:

	At December 31,
	2002	2003	2004
Number of subscribers
Postpaid subscribers	92,281	98,923	118,862
Prepaid subscribers	274,067	424,741	633,600

Total	366,348	523,664	752,462

Average monthly Minutes of Use per subscriber	118	84	66
Average monthly Revenue per User in HUF	6,855	5,264	3,804

        The number of mobile subscribers increased by 43.7 percent from 523,664 at the end of 2003 to 752,462 subscribers at the end of 2004. The 228,798 net additions achieved in 2004 was predominantly from the prepaid price plan, which represents 91.3 percent of total net customer additions.

        The increase in the number of Mobimak subscribers in the last three years is attributable to a number of factors, including reductions in handset prices and call traffic prices in real terms. Growth can be also attributed to aggressive marketing and installment purchase plans.

        As of December 31, 2004, Mobimak accounted for estimated 76 percent of the total Macedonian mobile telephony market in terms of subscribers. The mobile penetration rate grew significantly, from 29 percent at the end of 2003 to 49 percent at the end of 2004.

        Mobimak's business is affected by seasonal factors, with a general increase in roaming revenues during the third calendar quarter of the year due to the summer holidays and increased sales of products and services during the fourth quarter due to Christmas purchases.

        Revenues from voice services constitute the largest portion of the Mobimak's turnover, and, consequently, the company is undertaking a wide range of activities to encourage growth in usage of these services. Average traffic per subscriber per month in minutes has declined from 118 at the end of 2002 to 84 at the end of 2003 and to 66 at the end of 2004 as the subscriber base has expanded to include lower-volume user segments. Data services during 2004 showed a large increase: 147 million SMS were sent in 2004 compared to 114 million in 2003.

Dependence on Patents, Licenses, Customers, Industrial, Commercial and Financial Contracts

        We do not believe that we are dependent on any patent or other intellectual property right, on any individual third party customer or on any industrial, commercial or financial contract. Similar to other fixed line and mobile operators, we require telecommunications licenses from the governments of Hungary and Macedonia, the two countries in which we operate.

MARKETING AND DISTRIBUTION

Hungarian Fixed Line Operations

        While the Hungarian telecommunications market became fully liberalized on December 23, 2001, the liberalization process started years earlier in data communications, international voice and Internet services. The advent of new competitors coupled and with the mass proliferation of mobile devices led to the saturation in the traditional voice business and strong competition in the business communication market. The high mobile penetration rate is due to the fact that the mobile phone is viewed as a substitute, rather than a complement to fixed telephones because of the relatively low level of disposable income in Hungary.

        Having the largest market share makes us vulnerable to losing a large number of customers to other fixed line operators and, particularly, to mobile operators. To avoid a downward spiral of falling prices and decreasing market share, we changed our strategy to counter competitive price plans of our fixed line competitors as well as the increasing mobile plan offerings of the mobile vendors.

        In 2004, there were significant positive changes in our market position. We managed to achieve a decrease in the rate of customer churn despite the increasing price based competition in the mobile market. Thanks to our new customized price plans, usage per line remained at the same level in 2004 as compared to 2003 in the residential segment. Internet usage increased dramatically due to the launch of the free dial-up Internet service and the strong ADSL campaign — by the end of 2004, the number of ADSL lines exceeded 200,000 as compared to approximately 100,000 at the end of 2003.

        Our fixed line marketing strategy is based on four key objectives:

  •
  Strengthening the role of the fixed line service;

  •
  Reducing churn;

  •
  Boosting broadband penetration; and

  •
  Developing a new image of fixed line telephony by offering customized solutions for each segment and identifying business development alternatives.

Strengthening the role of the fixed line service

        In 2004, competition from our fixed line competitors became more intense due to certain regulatory changes, the increased usage of call-by-call service and the decrease in interconnection fees. Customers have access to services of other service providers either by signing a separate service contract with them for a predefined call-direction (pre-selection) or by dialing a pre-fix number before each call (call-by-call). With the launch of several optional calling plans ("OCPs"), we are paying increasing attention to market-based product enhancement that requires less capital investment and leads to more customer satisfaction than technology-focused product innovation. Based on our analytical marketing tools, we have redesigned our price plans to match the calling patterns of various customer segments to reinforce the concept that the mobile telephone is not a substitute, but a complement to the fixed line.

Reducing churn

        PSTN churn is generated by a) customers' requests, b) lines terminated due to non-payment and c) ISDN service orders. As broadband access services (e.g., ADSL) have become increasingly available in recent years and customers become more aware of its availability, migration to ISDN slowed down from the level observed in 2000.

        The number of service terminations due to customer requests decreased by 23 percent in 2004 compared to 2003 thanks to our customer retention efforts. To minimize the cancellation of lines, we continued customer acquisition and retention programs started in 2003.

        We developed a churn barometer, which indicates whether a customer is likely to terminate the fixed line service in the near future. We started using the churn barometer in April 2004. We proactively contact customers showing signs of churn and offer them the best price plan for their calling patterns.

        We also conduct a survey on customer satisfaction. In addition, a new CRM system was put into operation in 2004 to improve our customer service.

Boosting broadband penetration

        We consider the promotion of Internet usage in Hungary one of our priorities now and in the near future. Our main objectives are to establish and spread a more developed Internet culture, to foster communication, to promote the opportunities offered by the Internet and to reach and support customer segments with a lower level of disposable income.

        Magyar Telekom Open Internet is our free dial-up Internet service, which gives additional value to the fixed line and has successfully stimulated fixed line usage. After its launch in July 2003, the service quickly became popular. By the end of 2004, over 90,000 customers had used Magyar Telekom Open Internet.

        Magyar Telekom Rt. and T-Online Hungary are organizing a free Internet Training Program as part of the "Mindentudás Egyeteme" (Omniscience University) which is sponsored by us and is the most popular scientific forum in Hungary.

        The broadband access market is growing dynamically in Hungary. We are the largest service provider in this market. Within our service area, the dominant technology is ADSL, while the use of cable modem is growing rapidly as well. We sell ADSL products mainly on a wholesale basis. In the broadband market other types of broadband access are not very significant at the moment, although cable modem service offered by cable television service providers is becoming increasingly competitive.

        We had more than 200,000 ADSL lines at the end of 2004 as compared to approximately 100,000 lines at the end of 2003.

Developing a new image of fixed line telephony by offering customized solutions for each segment and identifying business development alternatives

        Segmentation at Residential Lines of Business ("T-LoB").    In addition to the residential segment, T-LoB also serves micro-, small and medium size corporate customer segments. For these segments, targeted, cost effective product developments and communication methods have been implemented. In 2004, several segment specific programs were launched or continued from 2003:

  •
  We started pre-installing telephone lines in selected new residential developments;

  •
  We introduced services for customers having access to other telephony operators. Pre-selection services "Csevegö Partner" and "Ritmus Partner" were introduced for residential and business customers, respectively. In addition, call-by-call services, "1515 Elöhívó" for residential and "Ritmus 100 Elöhívó" for business customers, were introduced;

  •
  XL and XXL supplementary price plans were the main drivers of usage changes in 2004; and

  •
  For business customers, "Üzleti felezö" price plan was introduced.

        Segmentation at Business Lines of Business ("B-LoB").    The business customer base served by B-LoB comprises large and medium size corporate customers.

        In 2004, the corporate telephony market served by B-LoB experienced significant challenges due to the stronger competition from mobile telecommunications service providers and the development of the IP technology. Corporate customers are seeking ways to minimize their telecommunications spending. Intensified demand for integrated offers has developed and we plan to leverage our position as the sole integrated provider to benefit from this trend.

        B-LoB also intends to exploit LAN business opportunities that can preserve both voice and data traffic revenues. To better handle and integrate market information, the business development, marketing and strategy functions were harmonized. We believe that providing a high quality solution with knowledgeable sales people, who can communicate the value of our products and services to our customers, is critical to attracting and retaining customers. Therefore, in addition to simplifying its sales channels, B-LoB has re-segmented them based on annual revenue and public sector criteria. In addition, a product development department was established to handle specific business customer's needs for products and related consulting services.

        B-LoB sells its products and resells certain third-party products directly to customers through dedicated account managers. We also invested in various programs to enhance the selling skills of account managers. By strengthening the customer service department, B-LoB has also significantly and effectively expanded its points of sales.

        With simplified and extended sales channels B-LoB can more effectively exploit new business opportunities and retain its customer base.

B-LoB Product Development

        The traditional telecommunication functions are now an element in system integration efforts of many of our customers. An integrated solution has the ability to run complex customer-side applications containing multiple devices and telecommunication network elements. We develop products and services based on specific customer needs.

        In 2004, the following services were developed:

  •
  E-learning. This service offers high-level electronic remote training and is able to transmit presentations to remote audiences. E-learning offers our customers cost- and time-efficient knowledge sharing.

  •
  E-hospital. This service was developed for hospitals and healthcare institutions. We provide various telecommunications services, turn-key security systems for buildings, other operational electronic systems (e.g., nurse call system, video surveillance system) as well as Information Technology ("IT") (software and hardware) support.

  •
  Security service. Our security service helps lower the risk of crime and other casualty losses. We offer automatic fire alarm, electronic burglar and intruder alarm, video camera surveillance systems, door access and working time registration systems. This plan also includes data security, from protection of local systems to an entire network.

  •
  E-government. This service, developed for public institutions, provides physical infrastructure, WAN/LAN set-up, and customized applications for the front and back office activities.

Our presence in the service areas of other LTOs

        The liberalization of the Hungarian telecommunications market enabled us to enter into geographical areas formerly served by LTOs, such as Invitel, Hungarotel, HTCC and Monortel. To provide competitive service offerings, we increased our presence in areas originally serviced by other LTOs with special focus on voice services.

        Since the liberalization, customers can freely choose their telecommunications service provider. There are two types of carrier selection: pre-selection and call-by-call. In Hungary, carrier pre-selection is widely used by the corporate segment.

        In addition to Szeged, where we started our operation based on our own network in October 2003, we reached several other new locations in 2004 offering voice, data and value added services with fixed line or wireless access. Since September 15, 2004, Magyar Telekom, in line with the deregulation, has offered local and long-distance call services in service areas of Invitel, HTCC and Monortel. The enhancement of our network infrastructure is based on the customer demand, future business opportunities and thorough financial analyses.

Focus on SME segment

        As the telecommunications and IT needs of our corporate customers increasingly call for standardized management and service, we now offer integrated telecommunications solutions, which fully meet their variable needs. For successful sales of these solutions, we must be aware of corporate processes and business characteristics of our SME customers. To provide high quality service to these customers, we place a strong emphasis on the segmentation of the SME customer base by industries. In line with this, we aim to develop an organizational structure that ensures effective information gathering on customers as well as the fulfillment of their individual, integrated telecommunications requirements. In the sales department, the sector-based, rather than region-based, distribution has been given a more prominent role and, as a result, customer service is now carried out in teams. For the fulfillment of individual needs, we combine our existing product portfolio with products of our partner companies to best meet both the telecommunications and IT needs of the SME customers.

Distribution

        Our T-LoB has seven retail sales channels to ensure total market coverage for our over two million residential and business customers.

        The nationwide sales network with approximately 160 agents and 100 value added resellers serves as a basis for proactive sales of the product and service portfolio of Magyar Telekom Rt. and our ISP subsidiary, T-Online Hungary, in the residential and SME markets. Our dealer network also provides tailor-made services and can offer complete telecommunications solutions (e.g., voice, data, PBX, router) to business customers. In 2004, the indirect sales channels achieved remarkable results in data communications products and services (DSL, Flex-com, IP) sales.

        The T-Pont retail network reaches all Magyar Telekom areas in Hungary. We also operate customer contact points in the LTO areas as well. In this key retail network, all of our services are available, including various types of T-Online Hungary Internet access, TMH mobile prepaid products and cable TV services of T-Kábel Hungary.

        Magyar Telekom Rt. served about 1.2 million customers in 2004 through its retail stores. We also have 57 T- Pont Franchise Network stores that help in retail distribution. TeleSales activity increased in 2004 and has played a key role in the sales of several price plans. The Internet store of Magyar Telekom, ePont, showed remarkable results as the number of visitors doubled in 2004.

Macedonian Fixed Line Operations

        Although the Macedonian telecommunications market was not fully liberalized until January 1, 2005, our fixed line telecommunications business already faced strong competition in 2004, driven mainly by mobile substitution, Internet competition and illegal Voice over Internet Protocol ("VoIP") and wireless data transmission providers. We expect competition to intensify in 2005.

        Fixed line voice services face competition mainly from mobile prepaid services that allow very strict cost control for subscribers in the Macedonian market, where the majority of the customers have very limited disposable income.

        The competition among mobile operators is driving down prices of the mobile services and is also reducing the difference between the values of fixed and mobile services for the average consumer. Intensive marketing activities of mobile competitors decrease the consumer perception of this difference, and thereby enhance the perceived value of mobile communications. This trend led to a moderate decrease in the active customer base of Maktel in 2004, mainly due to the increased number of non-paying customers.

        During the second half of 2004, Maktel turned more intensively towards broadband services, such as ADSL, to enhance the value of fixed lines. The number of ADSL lines exceeded 2,400 by the end of 2004 and is expected to grow at an accelerated rate in 2005. Other data services (e.g., leased lines and IP-VPNs), which also increased in 2004, are expected to grow further as well.

        Maktel's marketing strategy in the first year of market liberalization is based on the following key objectives:

  •
  Preserving the number of fixed lines;

  •
  Promoting broadband services to enhance the value of fixed lines;

  •
  Developing a new image of fixed line telephony by offering customized solutions for each segment and identifying business development alternatives.

Hungarian Mobile Operations

        In 2004, the Hungarian mobile market reached a 86.4 percent penetration level, which is comparable to the average level in Western European countries. The mobile market development slightly slowed down as compared to previous years. The Hungarian mobile market is highly competitive and dominated by three carriers: TMH, Pannon and Vodafone Magyarország Rt. ("Vodafone"). Due to the very high penetration level, our focus has moved from acquisition to retention.

        2004 was a very successful year for TMH in all of our strategic areas:

  •
  Maintain the market leader position;

  •
  Customer Relationship Management;

  •
  Increase non-voice usage; and

  •
  Manage the rebranding successfully.

Maintain the market leader position

        TMH now has over four million subscribers and closed the year with 46.2 percent market share (in terms of the number of subscribers). We have the leading position both in the consumer and the business segment.

        To maintain our leading position, several price plans were launched both in the consumer and the business segment. In the case of postpaid users, "Relax" flat rate price plan was launched. This plan generated migration from the prepaid segment to the postpaid segment, and it had retention effect within the postpaid customer base. To maintain the leading position in the business segment, especially in SOHO, new competitive price plans — "Profi" and "Komplett" — were launched to better meet the needs of our customers.

Customer Relationship Management

        2004 was a very successful year in terms of churn level. Due to our retention programs and active campaigns, the year end churn level was significantly lower than planned.

        TMH launched its revamped loyalty program, Kapcsolat Gold Card Program, for its postpaid users as well as many of our prepaid users. The program offers attractive benefits such as:

  •
  mobile handset upgrade;

  •
  special tariff and non-voice offers; and

  •
  collection of points which can be redeemed for products and services.

        The sales structure showed positive changes and reflects our strategic focus. Ratio of postpaid sales had increased and the migration from prepaid to postpaid nearly doubled.

        We also introduced a new customer data system company-wide, which allows all of our employees dealing with our customers to access the same customer database. This allows TMH to offer targeted and tailored solutions to different customer segments.

Increase non-voice usage

        The non-voice products were very successful in 2004. In the consumer segment, the SMS, MMS and GPRS-WAP usage significantly increased. Several tailor-made segment-specific non-voice products and services were launched both in consumer and business segment.

Manage the rebranding successfully

        TMH successfully managed its brandname change from Westel to TMH. During the rebranding period, all the distribution network and electronic channels were rebranded. By the end of 2004, the new brand has achieved high awareness and a positive image.

Distribution

        TMH has a strong direct distribution network consisting of 28 Building Value stores and 9 Economy stores. Building Value stores provide full-scale sales, customer service and repair service to customers while Economy stores focus primarily on sales. 11 stores are located in Budapest and the other 26 are in regional centers. All of these stores were refurbished during the TMH rebranding period in 2004. There is also a department dedicated to major accounts. This department consists of 79 sales representatives and serves major accounts on a segment basis. Our customers can also purchase TMH products on our on-line shop.

        In addition to the direct sales channels, TMH also distributes its products and services through indirect sales partners. In 2004, TMH had 222 full-scale indirect outlets nationwide. In addition, TMH has 26 MultiMedia ("MM") partners. The role of these MM partners is to give special info-communication support for our customers and concentrate on the sales of value added and complex IT-mobile solutions. TMH also sells its prepaid products (e.g., prepaid SIM, plastic top-up card, on-line top-up) through major Hungarian retail channels. TMH has a strong relationship with retailers (e.g., Tesco, Cora, MediaMarkt, Metro, Shell, Mol and OMW) which sell prepaid Subscriber Identity Module ("SIM") cards at 89 outlets and provide prepaid top-up opportunities at 6,395 outlets. On-line top-up opportunities are available at 3,469 outlets nationwide.

Macedonian Mobile Operations

        To maintain the trust and confidence of over 750,000 customers and to better meet their communication needs, Mobimak has introduced three postpaid price plans for residential customers, three postpaid price plans for business customers and three prepaid price plans adapted to the needs of these various groups of customers.

        Marketing based on customer data is widely used to build strong customer relationships. Loyalty schemes are also increasingly used to improve customer satisfaction and customer churn rate.

        Mobimak distribution network consists of direct and indirect sales outlets bearing our corporate image. Mobimak has a network of 22 directly owned shops and also possesses a network of over 2,200 indirect Points of Sales ("PoS") managed by authorized dealers throughout the country. Mobimak distribution network offers high quality services and a broad spectrum of handset and accessory products.

COMPETITION

Hungarian Fixed Line Operations

        In 2004, despite the increased competition from other carriers, we managed to retain our leading position in the voice services market. The largest competitors, Invitel and Tele2, lack the ability to cover the entire telecommunications value chain or to benefit from cross-segment synergies. We are the only integrated service provider in the market with full telecommunication product offerings.

Domestic and International Fixed Line Telecommunications Services

        Until the end of 2002, our fixed line operations were mainly subject to indirect competition from mobile telecommunications providers. In addition, following the full liberalization of fixed line voice telephony, a variety of market entrants providing public fixed voice telephony service, either by interconnecting with our network or through their own infrastructure, could begin to compete. Existing and potential service providers include other LTOs, operators of existing alternative networks, such as public utilities, railways and mobile telecommunications providers and global alliances of international telecommunications providers.

        In 2004, the mobile carriers remained our key competitors for domestic calls. Mobile penetration reached 86.4 percent by the end of 2004, which not only led to intense competition in the mobile telecommunications market, but also affected the fixed line telephony market. Due to high penetration, mobile carriers target the residential and business customers with more and more competitive packages and lower prices in an effort to win fixed line customers.

        Tele2, the most aggressive competitor, entered the Hungarian market in 2004. Tele2 mainly focuses on the residential market. It competes on the basis of a simple and low pricing structure as well as aggressive marketing. However, as Tele2 failed to win the 3G mobile frequency tender, it will not be able to provide mobile telecommunications services in the near future.

        In the first years of liberalization, LTOs and alternative service providers concentrated their efforts on business customers in the areas of long distance and international calls. In 2004, they started to target residential customers as well. Alternatives are present in the residential market, such as prepaid calling cards for international long distance calls.

        Despite increased competition, we successfully kept our leading position in domestic telephony and had an approximately 80 percent market share in terms of access lines in Hungary as of December 31, 2004.

        In our geographic service areas, a number of carriers (Tele2, GTS Datanet, eTel, Invitel, PanTel, British Telecom and Monortel) offered pre-selection and call-by-call services in 2004 and were able to attract some of our customers. We also offer similar price plans and are successful in attracting new customers from LTO areas.

        The introduction of number portability did not result in the expected increase in competition in 2004.

        In 2004, cable TV providers also entered the voice market. Their "triple-play" offer contains voice, Internet and cable TV services from the same provider, which is likely to have an impact on competition in 2005.

        In the Internet market, we were able to achieve our goals along with the intense increase of ADSL subscriptions. Our Open Internet service had a market-enhancing effect on the declining dial-up Internet market.

Leased Lines and Data Transmission Services

        In the continuously expanding Hungarian leased line and data transmission market, we retained our leading position in 2004 in terms of market share. Our key competitors are alternative telecommunications carriers (GTS-Datanet, PanTel), that offer products and services primarily based on fixed line and microwave leased line technologies. The data transmission market also featured other cheaper technologies, such as IP.

        The Internet market in Hungary is dominated by a few large ISPs, although several dozen Internet providers are registered. In 2004, the main trend in the Internet market was the rapid growth of broadband services. The number of broadband Internet access increased by about 100 percent as compared to 2003. Nearly 60 percent of Internet access provided by T-Online Hungary is through broadband (ADSL, cable television or W-LAN). T-Online Hungary, our fully owned subsidiary, is the market leader with an estimated 42 percent market share based on the number of dial-up subscribers. Its key competitors are the Internet affiliates of the alternative telecommunications service providers and UPC, a company offering broadband access through cables used for cable television.

Macedonian Fixed Line Operations

        Under the Concession Contract with the government of the Republic of Macedonia, Maktel had the exclusive rights to provide fixed voice telephony services until December 31, 2004.

Domestic and International Fixed Line Telecommunications Services

        In 2004, Maktel's fixed line business faced indirect competition from mobile operators in domestic traffic and, to a limited extent, in international traffic from unlawful VoIP providers (such VoIP services are currently prohibited in Macedonia).

        The liberalization of fixed line voice telephony, which started on January 1, 2005, may bring a number of new entrants providing public fixed voice telephony services, which may lead to competition in both international and long distance voice services.

Leased Lines and Data Transmission Services

        With respect to the Macedonian leased line and data transmission market, Maktel had the exclusive rights to provide these services until the end of 2004. The only exception was the internet market, which has been liberalized since 1998. In addition to Maktel, there are three major ISPs: Onnet, MOL and UNet. Maktel is the market leader with an approximately 75 percent market share based on the number of Internet dial-up minutes and is the sole provider of ADSL.

Hungarian Mobile Operations

        In 2004, the Hungarian mobile telecommunications market was characterized by intense competition, driven by new services, lower prices and aggressive marketing. Competition was stronger than ever in the mobile segment and the focus on acquisition was replaced by focus on retention. As the market began to saturate, new services and lower tariffs were offered and aggressive marketing campaigns were conducted. The mobile penetration rate further increased in 2004, reaching 86.4 percent by the end of the year. Despite the intense competition, TMH retained its market leading position with a 46.2 percent market share based on the number of subscribers.

        The competitors of TMH are Pannon GSM and Vodafone. Vodafone continued its intensive and aggressive marketing campaigns and reached a 19.9 percent market share in terms of the number of subscribers by the end of 2004. Vodafone was able to leverage its global brand and added a large number of customers. Pannon GSM on the other hand was not able to halt its declining market share. As a result, it had the smallest net customer additions, lost approximately 2 percent of subscriber market share and ended the year with a 33.9 percent subscriber market share.

        Non-voice and content services are playing an increasingly important role in mobile offerings. All providers strengthened their non-voice services in 2004.

Macedonian Mobile Operations

        Competition in mobile communications is generally intense and conducted on the basis of price, subscription options, subsidized handsets, coverage, range of services offered, innovation and quality of service. The second largest mobile provider in the country, Cosmofon, began commercial operation in June 2003. Its marketing and advertising efforts are aggressive with low and competitive handset prices, attractive price plans, broad array of advertising and indirect channels of sales with three main dealers.

        According to Mobimak's estimates, Cosmofon had approximately 85,000 customers at the end of 2003 and reached approximately 243,000 customers by the end of 2004, representing a 24 percent market share. Cosmofon's subscriber base is mainly prepaid. Cosmofon has been increasingly targeting Mobimak's residential and business contract customers.

        In this intensive competitive environment, Mobimak plans to maintain and expand its market share through improved productivity, efficiency measures and maintenance of existing customer relations to avoid the escalation of competition on prices.

REGULATION AND PRICING

Development of the Telecommunications Regulatory Regime in Hungary

        The regulatory regime governing telecommunications services in Hungary has been substantially revised since 1990, when the former state postal, telephone and telegraph authority, Magyar Posta, was divided into three distinct operations. Act LXXII of 1992 on Telecommunications, as amended (the "Telecommunications Act"), established the general regulatory framework for the Hungarian telecommunications sector. The Telecommunications Act provided for the promulgation of additional decrees by the Hungarian government and the Ministry. The telecommunications market has been also governed by other legislation that is not specific to telecommunications, including, among others, Act XVI of 1991 on Concessions, as amended (the "Concessions Act"), the Pricing Act and Act LVII of 1996 on the Prohibition of Unfair and Restrictive Market Practice (the "Competition Act").

        In 1993, the Minister divided Hungary into 54 local primary geographic areas ("Local Primary Areas") for local public fixed line voice telephony service. In August 1993, the Minister issued an international tender for the right to provide international and domestic long distance telephone services throughout Hungary and to provide local public fixed line voice telephony services in 29 of the 54 Local Primary Areas, including Budapest. The Minister selected MagyarCom, our parent holding company, as the winning bidder in the tender.

        MagyarCom then assigned certain of its rights to Magyar Telekom. On December 22, 1993, we entered into the Concession Contract with the Minister. The Concession Contract gave us the exclusive right to provide domestic long distance and international public fixed line voice telephony services throughout Hungary and local public fixed line voice telephony services in 29 Local Primary Areas for a term of eight years ending on December 22, 2001.

        In September 1993, the Minister issued a second competitive tender for the exclusive right to provide local public fixed line voice telephony services in the remaining 25 of the 54 Local Primary Areas. We obtained the right to provide services directly in seven of those areas by successfully bidding on five areas and by virtue of being the default provider in two areas where there was no successful bidder. We also obtained the right to provide services indirectly in additional three areas through a joint venture. With respect to the five areas where we were the successful bidder, our rights were governed by separate concession contracts. Rights to service the remaining 15 areas were distributed among 12 local telephone operators.

        In 2000, the government broke up the Ministry of Transport, Telecommunications and Water to establish the Ministry of Transport and Water Management and the Telecommunications Government Commissioner's Office, which was a part of the Prime Minister's Office and bore the sole responsibility for all matters related to telecommunications. The rights of the Prime Minister's Office were transferred as of May 27, 2002 to the Ministry of Informatics and Communications.

        The regulation of the Hungarian telecommunications market was fundamentally changed on December 23, 2001, when the Act on Communications came into force. The Act on Communications superseded the Telecommunications Act on December 23, 2001. The Act on Communications provided the main legal framework for the liberalized market until the end of 2003, and it provided for the promulgation of additional (governmental and ministerial) decrees.

        On January 28, 2002, the Minister and Magyar Telekom concluded the Contract on Universal Service Provision. According to this contract, the national concession was terminated on January 31, 2002, while in the five local areas (Debrecen, Nyíregyháza, Szentendre, Székesfehérvár and Szolnok) the local concessions were terminated on May 24, 2002.

        Limited amount of competition that resulted from the Act on Communications and harmonization of the Hungarian law to EU standards required by the accession of Hungary to EU led the modification of the regulatory regime governing the telecommunications sector. Act C of 2003 on Electronic Communications, the latest regulations on the telecommunications sector, came into effect on January 1, 2004 and Act on Communications was superseded at that time. In line with the authorization of Act C of 2003 on Electronic Communications, several executive decrees were issued as well.

        On June 30, 2004, the Minister and Magyar Telekom concluded a modified Contract on Universal Service Provision, which is in line with the new regulation.

The Act on Electronic Communications and the Contract on Universal Service Provision

        The Act on Electronic Communications was approved by the Parliament on November 24, 2003 and came into effect on January 1, 2004. The primary goals of the new act are:

•
to further improve the electronic communications infrastructure;

•
to provide consumers with reliable and safe electronic communications services of high quality at the lowest possible prices;

•
to promote efficient competition in the electronic communications market regardless of the technology applied; and

•
to comply with the legislation of the European Community.

        The Act on Electronic Communications has fundamentally changed the authority structure of the liberalized telecommunications market. The National Communications Authority was established as the supreme supervisory body. The NCA operates in a close cooperation with the Competition Office and the General Inspectorate for Consumer Protection. One member of the NCA represents the interest of consumers in the telecommunications sector. In addition to the NCA, Permanent Court of Arbitration for Communications ("CAC") was also established.

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

        According to Article 5 of Government Decree 345/2004 (XII. 22.), the service provider is obliged to certify and attest that it meets the quality requirements set out in the obligatory standards described in various laws, authority licenses and contractual conditions of the company. Magyar Telekom Rt. was granted the certificate first on August 27, 2001 for its concession telephony services. During the fall of 2002, Magyar Telekom Rt. had Mátrix Kft. to certify its universal and publicly available telecommunications services as well. The certifying organization issued the certificate on our compliance on December 16, 2002. This certificate is valid until November 10, 2005 subject to ongoing reviews every six months.

        Ministerial Decree 8/2004 (IV.20.) IHM regulates detailed conditions and technical requirements of the universal services. Universal service providers are entitled to compensation for their net avoidable costs, except for the costs incurred from discount price plans offered to residential subscribers. Ministerial Decree 7/2004 (IV.20.) IHM establishes detailed rules used to calculate the net avoidable costs. The compensation is available for universal service providers from the Universal Electronic Communications Support Fund.

        We became a universal service provider as a result of the universal service contract between Magyar Telekom and the Minister signed on January 28, 2002. Our Fixed Lines Concession Contracts were superseded by the Contract on Universal Service Provision and the national concession (which included the international and domestic long distance as well as the local concessions) in 31 primary areas was terminated on January 31, 2002, while the local concessions in the remaining five concession areas were terminated on May 24, 2002. In the Contract on Universal Service Provision, the Minister acknowledged that Magyar Telekom Rt. fully complied with all of its obligations during the concession period.

        We duly paid the concession fee relating to the first month of 2002 for the nationwide concession and relating to the period up to May 24, 2002 for the five primary areas. The Minister has no outstanding claims against us. Upon the termination of its concession contract in its three primary areas on November 1, 2002, our subsidiary, Emitel also concluded the contract on universal service provision with the Minister.

        Based on the new regulation under the Act on Electronic Communications, the Minister of Communications can appoint the most efficient bidder(s) as universal service provider(s). On June 30, 2004, the Minister appointed us as the universal service provider in our former concession area and the Minister and Magyar Telekom concluded a modified Contract on Universal Service Provision. The former contract was modified since the Act on Electronic Communications has changed the rules on universal service and required the modification of existing contracts. The new contract is valid until December 31, 2008 and can be extended for additional four years.

        Subscriber Contracts.    The service providers must establish general terms and conditions as well as subscriber contracts to be entered into with subscribers. The Act on Electronic Communications contains the general rules of agreements between subscribers and telecommunications service providers for telecommunications services. The ministerial Decree 16/2003 (XII.27.) on "Telecommunications Subscriber Contract" contains other important rules relating to subscriber contracts. In subscriber contracts, parties can modify the provisions of the Act on Electronic Communications only if they are more favorable to the subscribers. The service providers already operating in the market were obliged to amend their existing terms and conditions as well as subscribers contracts in accordance with the Act on Electronic Communications and Ministerial Decree 16/2003 (XII.27.)

        The general terms and conditions of subscriber contracts must contain, among other things, the process of concluding and amending subscriber contracts, the quality of the telecommunications service, conditions for restriction of the service, the fault-repair service and the method for handling subscriber complaints. The individual subscriber contract must contain personal data of the subscriber.

        Significant Market Power Regulation.    According to the Act on Electronic Communications, all service providers that were designated as an SMP in 2003 would remain SMPs in the interim period until the first market analysis and SMP designation under the EU standards, which were required to take place by September 1, 2004. These service providers are required to comply with regulations prescribed for the interim period by the Act on Electronic Communications and the related executive decrees. Until the end of the interim period, the NCA will determine the markets, analyze these markets, designate SMPs on each market and impose certain obligations on each SMP. Obligations of SMP operators may include transparency, equal treatment, accounting separation, publishing reference offers for interconnection, access and bundling services (which must be offered on cost-based prices).

        We have been designated as an SMP on the telephony and leased lines market by the regulator at the end of 2003. In the first quarter of 2004, the NCA requested service providers to provide extensive operating data for market assessment and identification of operators with SMP. Although we are submitting the requested information in several phases, we consider that this request had no legal basis and initiated a court procedure to challenge this request.

        At the end of 2004, analysis of 16 out of 18 markets has been initiated by the NCA. Analysis on 8 of these markets have been completed so far — on markets 1 to 6 (fixed line retail markets) and 15 to 16 (mobile wholesale origination and termination). The results of analysis on fixed line retail markets have identified us as an SMP and imposed a price cap on our services in the retail access markets for residential/non-residential customers and required us to allow our fixed line residential/non-residential customers to select other services providers for local and/or national and international calls. The rest of the resolutions is being finalized and is expected to be published in the first half of 2005.

        Retail Prices.    According to the Act on Electronic Communications, the Minister acting in agreement with the Minister of Finance is responsible for establishing the maximum tariffs for universal services. Tariff regulation in Hungary is currently based on the price cap method. There is a price cap for universal service packages and the draft SMP resolution on residential and business access markets has proposed a new price cap for all subscription fees.

        Our regulated access prices currently include an access deficit, i.e., our subscription fees do not cover the costs of access. According to the Pricing Act and the relating ministerial decrees (3/2002 (I.21.) MeHVM and 4/2002 (I.26.) MeHVM), the access deficit should be eliminated. Decree 3/2002 (I.21.) MeHVM deals with the access deficit problem by allowing an annual increase in subscription fees of universal price plans above the annual inflation rate.

        Local Loop and Bit-stream Unbundling.    According to the Act on Electronic Communications and Government Decree 277/2003. (XII.24) on "The detailed rules of procedures related to the reference offers and networking contracts", designated SMP operators providing unbundled access or broadband access are obliged to unbundle local loops and prepare reference offers for unbundled local loops (whether fully or partially unbundled) and bit-stream access and to provide these services when there is a request for them by other telecommunications service providers.

        The SMPs may refuse the request for unbundling if:

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

        According to the Government Decree 277/2003 (XII. 24), the SMPs are obliged to enter into agreements for access to their networks when requested by another service provider. If the provider is obliged to prepare a reference interconnection offer, this offer must be in line with the reference offer. The NCA has authority to arbitrate in disputed cases and may establish provisional arrangements. The reference offer of the SMPs must be approved by the NCA.

        Carrier Selection.    According to the Act on Electronic Communications, voice telephony customers have the right to select different service providers for each call directions. The implementing regulation was released in Government Decree 73/2004 (IV.15) in April 2004.

        Number Portability.    Fixed line telecommunications service providers are required to provide number portability on their networks starting January 1, 2004, and to allow subscribers to change service providers without changing their telephone numbers in the same geographic location. In addition, starting May 1, 2004, non-geographic and mobile number portability have been implemented.

        Telecommunications Service Licensing Requirements.    According to the Act on Electronic Communications, the provision of communications services shall be notified to the Communications Regional Office for registration no later than 30 days prior to the commencement of service.

        All service providers that have obtained the right to provide communications services before the Act on Electronic Communications became effective may continue to provide such services.

        Licensing and Allocation of Frequencies.    With the exception of a program receiver device, radio equipment, radio stations and radio communication networks may be operated with a radio license. A radio license may be issued exclusively on the basis of a valid frequency assignment license, with the exception of cases specified by law. Radio equipment, radio stations, radio networks and radio communications systems may be installed with a frequency assignment license, with the exception of cases specified by law. Payment of fees is required for the reservation and authorized use of the frequencies assigned for civil purposes, reservation of identifiers and use of the assigned identifiers.

        Magyar Telekom Rt. pays a frequency license fee on the basis of Decree 6/1997 (IV.22) KHVM on "Frequency Reservation and Usage Fee" and Government Decree 120/1998 (VI.17.) on "Rules of Payment of Frequency Reservation and Usage Fee". Additional rules related to frequency usage include Government Decree 284/2002 (XII.21.) on "Specification of the National Frequency Allocation Table" and Government Decree 11/2003 (I.30.) on "Rules of the Auction and Tender to Obtain the Frequency Usage License".

        Magyar Telekom Rt. pays a number usage fee for call numbers used by the Company, according to Decree 19/2001 (X.31.) MeHVM on "Fees of Engaging the Number and Address Fields Necessary for the Provision of Public Telephony Services".

        Frequency assignments must conform to the National Frequency Range Distribution Chart, which lays out the entire spectrum and the purpose and availability of frequency bands. Our frequencies are generally valid for periods of one to five years. The frequency assignment for the Radio Local Loop system ("RLL") was valid through November 2003. According to the contract concluded with the Ministry on November 4, 2003, we have already finished the replacement of RLLs.

        Rights of Way.    According to the Act on Electronic Communications, communications service providers are entitled upon prior notification to the owner to install telecommunications equipment on private property and to enter private property where communications facilities (equipment, cables, antennas) are located for maintenance and fault elimination purposes. The public telecommunications service provider must enter into a contract with the property owner setting forth conditions for the common use of the property. The property owners are also obliged to remove obstructions to public telecommunications networks. The property owners have the right to claim compensation for nuisance suffered as a result of entry into their property.

        Upon request, the competent inspectorate may establish easements in favor of a public telecommunications service provider on real property for the purposes of placing communications facilities. We are seeking easements over a substantial number of real properties on which we or our predecessors installed such facilities. If the placement of telecommunications equipment prevents or materially hinders the use of real property, the owner may request purchase or expropriation of the property after seeking an opinion from the Inspectorate. The party that orders construction (installation) of communications structures shall restore the initial conditions of the environment after the completion of construction works. If the communications structure installed by the service provider provides for the customer residing or staying in the direct proximity of the structure better than average service or additional services, the service provider may not demand compensation for it.

Mobile Concession Contracts

        Hungary was the first country in Central and Eastern Europe to introduce public mobile telecommunications services. Westel 0660 began providing analog mobile radiotelephone service in October 1990 with an exclusive license and entered into an exclusive concession contract with the Minister in 1994. In 1993, the Minister awarded two concessions to provide nationwide cellular telephone services using the digital GSM 900 standard: one to TMH and the other to Pannon.

        Under the Concession Contract, dated November 4, 1993, as amended (the "900 Concession Contract"), between the Minister and TMH, TMH has the right for 15 years to provide public GSM mobile telephony services. TMH is authorized to provide GSM service in the 906 to 914 and 951 to 959 MHz frequency bands in Hungary.

        The parties may agree to extend the TMH concession for an additional period of seven and half years.

        On February 25, 1999, the Ministry issued an invitation to tender for concessions for the DCS 1800 services in Hungary, a mobile telecommunications system operating in the 1800 MHz frequency band. The tender was closed on May 7, 1999. On October 7, 1999, an amended 900 Concession Contract was signed, allowing TMH and its GSM 900 competitor, Pannon, to start commercial service in the 1800 MHz band for 15 years beginning November 26, 2000. At that time, the Minister also signed a concession contract with V.R.A.M. Rt., the new entrant on the Hungarian digital cellular market, which uses the Vodafone brand name.

        TMH, simultaneously with Pannon, started commercial operation in the 1800 MHz band on November 16, 2000. Upon request by Vodafone, the national roaming agreement between TMH and Vodafone was terminated effective November 30, 2000, whereby TMH was released from the obligation to provide Vodafone with domestic roaming services on a nationwide basis. Effective December 6, 2002 Pannon terminated its national roaming agreement with Vodafone. As Vodafone had no remedy available for such unilateral decision, it was forced to speed up its network roll out campaign to close the coverage gap vis-á-vis its competitors.

        By virtue of the amendment to the Concession Contract in 1999, by the end of 2003, the three digital mobile telecommunications service providers had the same spectrum resources allocated to them both on the 900 and the 1800 MHz bands.

        TMH was required to pay a HUF 11 billion concession fee, adjusted for changes in the HUF/USD exchange rate. The first installment of the concession fee, HUF 2,750 million was paid eight days after the modification of the 900 Concession Contract (November 1999). The second installment of HUF 2,750 million, adjusted for changes in the HUF/USD exchange rate, was paid eight days after the commencement of 1800 MHz service (November 16, 2000). The third installment of HUF 1,830 million, adjusted for the changes in the HUF/USD exchange rate, was paid on November 30, 2002. The last installment of the concession fee, HUF 3,670 million, adjusted for the changes in the HUF/USD exchange rate, was paid on December 31, 2003. TMH also pays an annual concession fee of USD 1 million since the commencement of the 1800 MHz service.

        Frequency Fees.    In accordance with the 900 Concession Contract, the frequency fee payable to the Ministry consists of two parts: a frequency reservation fee and a frequency usage fee. TMH paid the Hungarian government a frequency reservation fee of HUF 256 million per year for the nationwide reservation of one 8 MHz duplex frequency band (40 GSM duplex radio channel) in respect of the 900 MHz frequency band. This fee decreased in proportion to the percentage of the nationwide coverage of the service. TMH must also pay a frequency usage fee of HUF 200,000 per year for each GSM duplex channel and base station with a radio license. Pursuant to a regulatory decree passed in December 2002, the former payment obligation, in respect of the frequency reservation fee, has been revoked. TMH also had frequency fee payment obligations for channels allocated in the 1800 MHz band.

        In 2003, based on a fairly complex calculation methodology set out in the Concession Contract, TMH paid HUF 90 million for the right to use the 9 MHz frequency band, plus HUF 130 million for the actual use of channels within that band. Both amounts were adjusted for the changes in the HUF/USD exchange rate. In 2004, TMH paid HUF 150 million for the right to use the 15 MHz frequency band, plus HUF 117.5 million for the actual use of channels within that band as well as HUF 3,080 million for frequency usage in the 900 MHz band, adjusted for the changes in the HUF/USD exchange rate. In addition, TMH paid HUF 542 million in 2003 and HUF 543 million in 2004 for the right to use microwave frequencies.

        Tariffs.    Commencing January 1, 1998, TMH's subscriber charges ceased to be regulated under the Pricing Act or ministerial decree and consequently ceased to be subject to the previously applicable price cap regime.

        Roaming Agreements.    TMH may sign roaming agreements with other public mobile telecommunications service operators outside of Hungary in accordance with the rules of the GSM Association, an association of GSM operators and associated members.

        Market assessment, SMP designation process, and interconnection.    See "Item 4 — Pricing"

        Termination.    The NCA has notified TMH that for the years 2002 and 2003 it had met its concession obligations. TMH also met its concession obligations for 2004, for which notification from the NCA is expected in October 2005. If an event of default occurs under the 900 Concession Contract, the NCA may issue a cure notice to TMH. T-Mobile Hungary would then have 90 days to agree with the NCA on a plan of action for curing the default. If TMH does not reach an agreement with the NCA or if TMH does not cure any such default within an agreed period of between three to six months, the NCA may issue a notice terminating the 900 Concession Contract. Upon termination of the 900 Concession Contract, TMH would be dissolved under the Concessions Act.

        UMTS.    On December 7, 2004, the NCA awarded T-Mobile Hungary the exclusive right to use the frequency blocks of 1920-1935 / 2110-2125 MHz Frequency Division Duplex ("FDD") and 1915-1920 MHZ Time Division Duplex ("TDD") for the deployment and operation of an International Mobile Telecommunications ("IMT")2000/UMTS mobile telecommunications system (3G system). The duration of the frequency usage right is 15 years (until 2019) with an option to extend it for another 7.5 years.

        The right was awarded after a tender process that started on September 1, 2004 and concluded on December 7, 2004. TMH applied for all three frequency blocks ("A", "B" and"C") separately and won the usage right of frequency block "A". The right to use the frequencies vested upon payment of the first installment of the license fee on December 27, 2004.

        T-Mobile Hungary is obliged by the term of the license decree to start commercial 3G service within 12 months after the entry into force of the license within the inner city of Budapest. It is also obliged to reach 30 percent of the Hungarian population within 36 months after the entry into force of the license.

        The license fee for UMTS was set at HUF 17,000 million plus reclaimable Value-Added Tax ("VAT") payable in three installments starting in 2004 through to the end of 2005. In addition to the purchase price of the license, T-Mobile Hungary capitalized expenses incurred in connection with the acquisition process of the license. Accordingly, the total capitalized amount is HUF 17,073 million.

        The UMTS license right will be amortized on a straight-line basis over 15 years from the time of the commencement of the commercial service.

Competition Law Restrictions

        The Act on Electronic Communications and the Contract on Universal Service Provision in line with the Competition Act prohibit us from abusing of our dominant position in the market for public voice telephone services.

        Under the Competition Act, a market participant is considered to be in a dominant position if, among other things, it is able to pursue economic activities substantially independent of other market participants, i.e., without the need to consider the market behavior of its competitors, suppliers, customers and other business partners.

        Under the Act on Electronic Communications and the Competition Act, the service provider with an SMP status shall provide services to other telecommunications service providers on the same commercial terms, and these terms may not be less favorable than those offered to other service providers controlled by it or controlling it.

        According to the Contract on Universal Service Provision, we are obliged to treat similar subscribers in a reasonably similar manner and to refrain from effecting discrimination and/or unjustified advantage with respect to conditions and fees of universal service provision.

Hungary and the European Union

        Hungary joined the European Union on May 1, 2004 and became a member state without transitional provisions.

        In the field of telecommunications, the regulatory environment in Hungary was required to be harmonized with relevant EU Directives in 2004. The legal harmonization could be achieved by transposition of the EU New Regulatory Framework ("NRF").

        The NRF was approved by the Commission in 2002, with the requirement that all member states adopt the legislative matters under their national legislation. According to the NRF, when implementing its measures, the national governments must take its unique national situation into consideration.

        The NRF consists of a general framework directive and specific directives concerning:

•
access to and interconnection of electronic communications networks;

•
mandatory minimum service standards for all users ("universal service") and users' rights;

•
authorization and licensing regimes;

•
data protection and privacy; and

•
decision on a regulatory framework for radio spectrum policy in the EU.

        The new regulatory framework, in particular:

•
Sets out the rights, responsibilities, decision-making powers and procedures of the National Regulatory Authorities ("NRAs") and the EU Commission. This includes the NRAs' obligation to submit to the Commission and the NRAs of other EU member states the draft regulatory measures that they intend to implement with respect to market definition and significant market power and the EU Commission's power to require NRAs to withdraw such drafts, if the EU Commission considers that such measures may create a barrier to the single European market or is incompatible with EU law.

•
Identifies specific policy objectives that NRAs must achieve in carrying out their responsibilities (namely, to promote an open and competitive European market for communications services, to promote the interests of European citizens and to consolidate the EU's internal market in a converging technological environment).

•
Provides that operators with significant market power in relevant communications markets will be subject to obligations set out in the directives on universal service and access.

        The European Commission issued a recommendation on relevant product and services markets in February 2003. The recommendation identifies markets with certain characteristics that may justify imposition of regulatory obligations.

        The EU Commission Recommendation relates, among others, to:

•
the retail markets for access to the public telephone network at fixed location and publicly available local and/or national telephone services (both separately for residential and non-residential customers);

•
the wholesale markets for call origination as well as call termination and transit in the fixed public telephone network;

•
unbundled access to the local loop; and

•
wholesale broadband access.

        In the area of mobile communications, the framework directive deals with:

•
the wholesale market for access and call origination on public mobile telephone networks;

•
markets for call termination on individual public mobile telephone networks; and

•
the national wholesale market for international roaming services on public mobile telephone networks.

        The EU Commission will regularly carry out a review of the recommendation on relevant markets.

        Implementation of NRF in the member states is overseen by the European Regulators Group ("ERG"), which issues analyses and recommendations. The ERG is a newly established body composed of representatives of NRAs, which will play an important role in assisting the Commission in harmonizing the application of the new EU regulatory framework.

        Due to the market development, the Commission initiated a revision of the Universal Service Directive, which will begin in 2005 under the supervision of EU Information Society ("EU INFSO"). It will initially focus on the revision of the scope of universal service and then on the revision of the definition of relevant markets. The Committee will address the revision of the NRF from 2006.

        Hungary accomplished the implementation of the NRF and achieved legal harmonization of its legislation with the EU in the field of communications with the enactment of the Act C of 2003 on Electronic Communications and the adoption of certain implementation decrees in 2004.

        According to the NRF, the NRAs are to assess the markets annually to follow and forecast the level of competition in the market. In Hungary, the market analysis procedure, the specification of relevant markets and the designation of SMP service providers in the relevant markets were initiated in the spring of 2004 on the basis of the NRF principles in the Act and is expected to be completed in the first half of 2005.

        We have been an active member of the European Telecommunications Network Operators' Association ("ETNO"). We have also opened a representation office in Brussels on March 1, 2004. This office represents us on EU regulatory matters affecting Hungary at various forums, public hearings and official reconciliations and aims to establish active liaisons with other EU member states.

Broadcasting and Transmission

        Broadcasting and transmission are governed by Act I of 1996 on Radio and Television Broadcasting ("Media Act"), Act LXII of 1993 on Frequency Management ("the Frequency Act"), Act on Electronic Communications and the Concessions Act. Under the Media Act, the National Radio and Television Board (the "NRTB") has the primary authority for issuing tenders for broadcasting contracts and registering broadcasters and transmitters.

        National and regional television and radio broadcasting or broadcast "distribution" to local operators generally required concessions under the Telecommunications Act and could be carried out on the basis of a program distribution contract in accordance with the Media Act between the NRTB and the distributor. The Act on Electronic Communications does not change the existing regulation. Frequencies are assigned under the terms of the Frequency Act. Entities registered as program distributors are permitted to transmit broadcasts of third parties to subscribers through a cable transmission network.

        The restriction under the Media Act on our further expansion in the program distribution sector was lifted on January 1, 2004. Accordingly, we are now free to increase our ownership interest in any program distributor, including cable television companies, despite our existing controlling interest in one cable television company. The Media Act defines a "controlling interest" in any entity to include a more than 25 percent economic or voting interest or contractual or other arrangements giving the holder a controlling influence over the entity.

Development of the Telecommunications Regulatory Regime in Macedonia, the Fixed Line and Mobile Services Concession Contracts

        The Telecommunications Act was enacted in 1996 by the Parliament of the Republic of Macedonia. This act was amended in 1998 within the privatization process, and subsequently in 2000, 2002 and 2004. The Telecommunications Act has been superseded by the Law on Electronic Communications ("ECL") enacted on March 5, 2005. Under the ECL, National Regulatory Agency (the "Agency"), a regulatory authority responsible for implementation of the ECL and the liberalization and competition within the telecommunications industry, was established.

        Under the Telecommunications Act, the Minister of Transport and Communications, on December 22, 2000, issued a concession to Maktel ("Maktel Concession Contract"), under which Maktel was granted the exclusive right until December 31, 2004 to provide fixed line voice telephony services and to construct, lease, own, develop, maintain and operate fixed line public telecommunications networks.

        In addition, the Minister of Transport and Communications issued a concession to Mobimak ("Concession Agreement") on June 5, 2001, which granted Mobimak the right:

•
to provide the following Mobile Public Telephony Services throughout the entire territory of the Republic of Macedonia and between places within the Republic of Macedonia and places outside of the Republic of Macedonia:

•
Analog Mobile Telephony Services

•
DCS-1800 Mobile Telephony Services

•
GSM Mobile Telephony Services

•
to construct, lease, own, develop, maintain and operate Mobile Public Telecommunications Networks.

        The Concession Agreement is valid until December 31, 2018, and can be renewed for an additional 20 years without a tender.

        Under the ECL, Maktel has been designated as an SMP in the market for fixed line voice telephone networks and services, including the market for access to the networks for data transmission and leased lines.

        Universal Service.    Under the ECL, the universal services include:

•
connection to the public telephone network and access to publicly available telephone services at a fixed location at a reasonable request of the user, enabling users to make and receive local, national and international calls, facsimile communications and transfer of data at the minimum rate of 2,400 bit/s;

•
providing access to directory enquiry services to all telephone subscribers in the Republic of Macedonia;

•
access to public payphones;

•
providing end users with special needs equivalent access to and use of publicly available telephone services.

        Maktel's obligation to provide the universal services is subject to and contingent on the Agency's formulation and implementation of related rules, which must take place no later than 2 years after the enactment of the ECL.

        Retail Prices.    Prices of mobile services may be freely set by operators and providers. Prices for services provided by a monopoly (i.e., fixed line voice telephony services prior to December 31, 2004) must be based on costs.

        Thirteen services provided by Maktel are regulated by the Maktel Concession Contract. Tariff regulation and maximum allowed tariff changes of these regulated services are based on the price cap method. Maktel is undergoing a rebalancing process of the regulated tariffs, which is planned to continue in the near future.

        The Agency, based on market analysis, may impose price regulation on SMPs in a retail market.

        Local Loop and Bit-stream Unbundling.    As an SMP, Maktel is obliged to unbundle its local loops and to provide reference offers for unbundled access to the local loops within six months from the day of the ECL's enactment. Maktel has no obligation to provide bit-stream unbundling.

        Interconnection.    With the liberalization of the market and the ECL, Maktel is obliged to prepare reference interconnection offer within 30 days of the commencement of operations of the Agency, which is expected to take place within 60 days of the enactment of the ECL. All operators are obliged to respond to requests for interconnection to its public communications network to the networks of other operators. Currently Maktel has interconnection agreements with two mobile operators in the voice services market, Mobimak and Cosmofon. Mobimak has interconnection agreement with Cosmofon as well.

        Carrier Selection.    Maktel has the obligation to enable its subscribers to access publicly available telephone services of any interconnected operator.

        Number Portability.    Maktel and Mobimak, as operators of publicly available telephone services, must enable their subscribers to retain their non-geographic or geographic numbers when changing telecommunications operators. The number portability is scheduled to be fully implemented no later than two years after the enactment of the ECL.

        Telecommunications Service Licensing Requirements.    Based on the ECL, operators and service providers are obliged to notify the Agency in writing prior to the commencement of construction and/or use of public electronic communications networks and/or provision of publicly available electronic communications services, alteration or cessation of the provision of public communications networks or services.

        Licensing and Allocation of Frequencies.    The current licenses for radio frequencies were granted under the Maktel Concession Contract and the assignment of new radiofrequencies now must be approved by the Agency.

        Under the Concession Agreement, Mobimak has the exclusive license to use bandwidth of 25MHz in GSM 900 band and is entitled to operate all radio stations it reasonably requires to provide Mobile Public

Telephony Services. Mobimak's use of these frequencies is subject to terms and conditions set forth in the Concession Agreement and to payment of fees associated therewith. No additional authority, application, tender or auction is required for Mobimak to use the assigned GSM 900 frequencies. No other operators (whether licensed or otherwise) may be assigned or may make use of the radio frequencies spectrum assigned to Mobimak's exclusive use.

        Under the ECL, there is possibility of reassignment of already assigned frequency bands, if there is public interest that can not be satisfied in any other way, or, if necessary, for efficient spectrum use.

        Frequency Fee.    The frequency fee is payable to the Telecommunications Directorate. The current annual fee for bandwidth of 1 MHz in GSM 900 and GSM 1800 band is 90,000 EUR and 60,000 EUR, respectively.

        Rights of Way.    The public telecommunications operators have the rights of way over public and private property necessary for establishment of public telecommunications networks. The public telecommunications operators are obliged to take measures necessary to avoid unnecessary damage to the property used. The related regulations prescribed in the ELC shall be adopted within six months from the day of its enactment.

        Interconnection.    Mobimak is obliged to provide roaming services for its subscribers with other GSM networks compatible for roaming in and outside the country. The roaming service is provided through roaming agreements with other providers of GSM mobile telephone services or public mobile telecommunications service operators.

Macedonia and the European Union

        The Republic of Macedonia signed the Stabilization and Association Agreement with the European Union and its Member States on April 9, 2001. The Macedonian Parliament ratified the Agreement on April 12, 2001, reaffirming the strategic interest and the political commitment for integration with the European Union. The Stabilization and Association Agreement has been ratified and in force since April 1, 2004.

        The Stabilization and Association Agreement requires harmonization of Macedonian telecommunications laws with that of the EU and its member states.

PRICING

Hungarian Fixed Line Operations

Connection Fees

        Connection fees are determined based on costs of installation and development of our network. Decree 3/2002 (I.21.) MeHVM on "Charges for Voice Telephony Services Provided by Companies with Significant Market Power and Tariff Packages Related to Universal Services" ("the 2002 Fixed Line Tariff Decree") gives service providers the right to collect an additional fee of up to 50 percent of the costs incurred for providing connections in rural areas, if the connection fee does not cover the direct costs of the service provider. Connection fees and subscription charges, but not usage charges, are different for our business and residential customers. We may apply discounts to the published charges but are not allowed to exceed any published charge.

Subscription Fees and Usage Charges

        Under the Pricing Act, as modified by the Act on Electronic Communications, the Minister, together with the Minister of Finance, is responsible for establishing the maximum tariffs for universal services. Tariff regulation in Hungary is currently based on the price cap method in case of universal services. According to the draft SMP decrees concerning residential and business access markets, a different type of price cap will apply to subscription fees of various price plans.

        Since February 1, 2002, fixed line tariffs and connection fees have been regulated by the 2002 Fixed Line Tariff Decree. This decree has been modified to limit the scope of the price regulation to the maximum tariffs of universal services.

        The 2002 Fixed Line Tariff Decree established rules relating to the price regulation for the 3 year period ending in December 2004. The Decree established the price cap formula, under which our annual price cap was calculated by reducing the forward-looking Consumer Price Index ("CPI") by the three percent productivity factor. The draft SMP resolution concerning residential and business access markets extends the applicability of price cap to all subscription fees. The draft resolution provides that the maximum aggregate price increase of the subscription fees cannot be higher than the forward-looking CPI.

        On January 1, 2004, we set new prices for our services. To better reflect the market conditions, we maintained our residential subscription fees, while analog and ISDN business subscription fees were moderately increased, thus resulting in an average subscription fee increase of one percent. Both peak and off-peak local minute fees were increased by 5.7 percent each. However, as the call set-up charge was not changed, the increase in the average price index for local usage was five percent, below the ceiling of six percent established by the price cap rules. No other usage fees were changed. In 2005, we increased the subscription fee of some of our residential price plans by 5.6 percent, while including additional value added services (e.g., call waiting) and discounts free of charge for those price plans.

Tariffs for PSTN access to the Internet

        Since January 1, 2004, retail tariffs for PSTN access to the Internet are no longer regulated. Since 2002, however, a part of the charge billed to the customer — 30 percent in peak time and 10 percent in off-peak time — must be transferred to ISPs. In case of flat rate Internet access, 13 percent of the fee must be transferred to ISPs. This type of revenue sharing remains in operation under the Act on Electronic Communications. Since January 1, 2004, Internet call origination and Flat Rate Internet Access Call Origination ("FRIACO") services are part of the Reference Interconnection Offer ("RIO") and the prices of these services are also regulated within the scope of the reference interconnection offer (tariffs approved by the NCA).

        On July 1, 2004, we introduced wholesale "bulk minute" packages. These packages allow ISPs to buy 10,000-minute units of wholesale Internet traffic for prices as low as HUF 2.45 per minute for peak and HUF 1.37 per minute for off-peak.

Leased Line Fees

        After our concession ended in the area of leased lines required for interconnection, the leased lines market became unregulated in 2002. On the leased line market, however, we have been declared as an SMP both in 2002 and 2003. As a result, we filed a RIO containing leased line interconnection services first in October 2002, then in August 2003 and in January 2004. The NCA accepted the first RIO containing a minimum set of leased line interconnection services in June 2003.

        Leased line interconnection services in the RIO currently include leased lines with 2 Mbit/s bandwidth differentiated by their length: local (0-25 km), regional (26-50 km) and national (51-100 km). The prices of these services are also based on the LRIC methodology.

        The NCA has published an SMP draft resolution on the wholesale leased line market. In case of the leased line transit market, we were not identified as an SMP (no operator has been identified as such). However, we have been identified as the only SMP operator in the wholesale leased line termination market in the entire country, not just in our service area. The NCA established a retail-minus type tariff regulation for us in this market. However, the exact procedure and method of this future regulation is not yet known. In the retail-minus type tariff regulation, the wholesale prices are determined based on the retail prices.

Regulated Wholesale Prices

        Since December 23, 2001, the interconnection tariffs are no longer regulated on an itemized basis but as part of the reference interconnection offer. Since January 1, 2004, local bitstream access — as a new service — must be offered as part of the Reference Offer for the Unbundling of the Local Loop ("RUO") and its prices are regulated within its scope. According to the Act on Electronic Communications, in the interim period, until the first market analysis procedure is carried out toward setting the new solutions, the SMP operators are obliged to use the LRIC methodology for calculating the cost-based prices of the RIO services (interconnection tariffs) and the Fully Distributed Costs ("FDC") methodology for calculating prices of RUO services. The LRIC and the FDC methodologies are regulated by the Ministerial Decree 18/2003 (XII.27.) IHM on cost calculation of electronic telecommunications services. The cost-based unbundling and interconnection tariffs must be approved by the NCA. The reference offers must contain approved tariffs.

        The NCA has published its draft SMP resolution on the wholesale broadband market, and identified Magyar Telekom Rt., as well as all other LTOs, as SMPs. As is the case with the wholesale leased line termination market, retail-minus type regulation has been established for the wholesale broadband market. According to the draft resolution, the NCA intends to transform the local bitstream access service currently provided by us into a nationwide bitstream access service and base its tariff regulation on retail-minus type tariffs. The local bitstream access service currently exists in the RUO on a cost-based price.

        We are obliged to include, in addition to other services that are already part of the RIO and RUO, Internet call origination and FRIACO in our RIO and local bitstream access in our RUO.

        The RIO and RUO complying with these regulations have been submitted to the regulator on January 15, 2004. The NCA approved both the RIO and the RUO on June 14, 2004 and on July 29, 2004, respectively. New interconnection fees approved by the NCA are set out in the table below. According to the resolution, new fees have been applied since June 15, 2004.

Interconnection services *	peak HUF/min	off-peak HUF/min
Local origination	2.42	1.27
Regional origination	3.48	1.82
National origination	4.87	2.56
Local termination	2.07	1.09
Regional termination	3.09	1.63
National termination	4.42	2.32

Internet Interconnection services *	peak HUF/min	off-peak HUF/min
Local origination	2.18	1.14
Regional origination	3.13	1.64
FRIACO	260,258 HUF/month/2 Mbit/s

*
exclusive of VAT

        All former network interconnection contracts with LTOs and mobile operators have been modified to RIO based network contracts in 2003. These agreements will be modified bilaterally when the NCA approves a new RIO.

Other wholesale prices

        The Act on Electronic Communications provides that network access fees be set in a controlled way under objective criteria, based on the principals of transparency and non-discrimination. Starting January 1, 2004, the cost of wholesale access services must be calculated based on LRIC and the prices of these services must be submitted to the NCA for approval, even if the service provider is not obliged to make a reference offer for the service.

Network access and interconnection agreements between Magyar Telekom and ISPs

        We sign network access contracts with ISPs to secure access to services provided by ISPs for our subscribers. In addition to the network access contracts, ISPs may sign interconnection contracts with us. If ISPs choose an operator other than us, such operator must sign an interconnection agreement with us to ensure access to the services of these ISPs for our subscribers. The conditions applied in the access contracts must be in line with legal requirements and terms and conditions of the existing subscriber contracts.

Reverse charging agreements between Magyar Telekom and ISPs

        In November 2001, we started to enter into reverse charging agreements with a number of ISPs. Under these agreements, customers remit payment for Internet services to the ISPs instead of directly to us. This scheme allows ISPs to offer various price plans based on their customers' needs.

"Price squeeze" (predatory pricing) issues

        According to the Act on Electronic Communications, SMP service providers must avoid price squeeze when establishing prices of network services. When service providers reduce their end user prices, they are also obliged to appropriately reduce their prices specified in their reference offers. This provision only apply if the price reduction may affect more than 10 percent of subscribers of the service subject to the price reduction, or the impact of the price reduction exceeds five percent of net sales of the service subject to the price reduction.

        If the regulatory authority identifies price squeeze, the NCA examines whether the price of the network service is in line with the incurred costs. If the network prices are cost-based, the NCA refers the case to the Competition Authority. If the network prices are not cost-based, the NCA determines the minimum mandatory margin between the price of the network service and the end user service and/or orders the service provider to modify the reference offer.

Hungarian Mobile Operations

Market assessment, SMP designation process and interconnection

        Upon request for interconnection (to provide either network access or network interconnection) from another telecommunications operator, TMH is required under the Act on Electronic Communications and Government Decree 277/2003 (XII.24.) to provide such services, if such request is justified on both technical and economic grounds and provision of such services is not impossible due to the limitation of resources.

        See "Item 8 — Legal proceedings" for developments on TMH's SMP designation process and interconnection tariffs.

Macedonian Fixed Line and Mobile Operations

        The Agency may impose obligations for cost-based pricing and price control on SMPs in a relevant market. The price of services designated as universal services must be equal throughout the country.

        The regulatory framework for the tariff regulation is provided in the Concession Contract. Change in the price of the basket of regulated services is determined annually by the price cap method.

        Tariffs for PSTN access to the Internet.    The tariffs for PSTN access to the Internet are currently not regulated. Wholesale Internet dial-up offers have been submitted to the ISPs in Macedonia.

        Leased Line Fees.    Leased lines pricing is part of the aggregate price cap regulation.

        Regulated wholesale prices.    Under the ECL, the Agency may order an SMP to set prices for specific types of interconnection and/or access to local loops on the basis of costs and features and capabilities included in cost accounting systems. The current interconnection fees between Maktel and the two mobile operators, and between two mobile operators themselves, are determined based on interconnection agreements.

        "Price squeeze" (predatory pricing) issues.    Prohibition of predatory pricing is provided in the Law on Protection of Competition, according to which a market participant must not abuse its dominant position by imposing, directly or indirectly, unfair purchase or selling prices or other unfair trading conditions.

ORGANIZATIONAL STRUCTURE

        MagyarCom, which is fully owned by Deutsche Telekom, owns 59.21 percent of the Magyar Telekom ordinary shares.

        As of December 31, 2004, the principal operating associates, joint ventures and subsidiaries of the Company were as follows:

Operating partners / Joint ventures	Group interest in capital	Activity
Hunsat Rt.	50.00%	Satellite telecommunications
Magyar RTL Televízió Rt.	25.00%	Television broadcast company
T-Systems Hungary Kft. (TSH).	49.00%	Systems integration for business customers
Subsidiaries	Group interest in capital	Activity
Incorporated in Hungary:
T-Online Magyarország Rt.	100.00%	Internet service and content provider
BCN Rendszerház Kft.	100.00%	Solutions for business customers
Emitel Rt.	100.00%	Local telecommunications operator
InvesTel Rt.	100.00%	Cable TV holding
T-Kábel Magyarország Kft.	100.00%	Cable TV operator
T-Mobile Magyarország Távközlési Rt.	100.00%	Mobile telecommunications service provider
Incorporated in Macedonia:
Makedonski Telekommunikacii AD (Maktel)	51.00%	Fixed line telecommunications services
Mobimak AD	51.00%	Mobile telecommunications service provider
Telemacedonia AD	100.00%	Management consulting
Stonebridge AD	100.00%	Holding company

PROPERTY, PLANTS AND EQUIPMENT

Hungarian Fixed Line Operations

        We have one of the largest real estate holdings in Hungary. We use substantially all of these properties for telecommunications installations, computer installations, research centers, service outlets and offices.

        Due to the consolidation of various operations, the conversion to digital switches and ongoing staff reductions, we anticipate that a substantial portion of our owned and leased properties will not be necessary for our core business in the future. We intend to sell or rent our surplus properties.

        In the fourth quarter of 1999, the operations of Magyar Telekom Rt.'s real estate holdings were outsourced to Trammell Crow-Wallis, a real estate management and consulting company. On January 1, 2003, our real estate development, investment and area management operations were outsourced to Trammell Crow-Wallis as well.

        We intend to rely fully on outside providers of facility and real estate management services in the medium-term. We are accordingly developing a new service-based contract structure and intend to terminate all our remaining in-house real estate management functions. Our aim is to secure reliable facility and real estate services at the needed quality level and at prices that allow flexible management of our changing real estate portfolio and reduction of real estate management expenses.

        To implement these objectives, we founded Telit Rt., a fully owned real estate management subsidiary in the second half of 2004. On February 1, 2005, we sold Telit Rt. to DeTe Immobilien (a fully-owned Deutsche Telekom subsidiary) for EUR 2.1 million. Telit Rt. will provide real estate services to Magyar Telekom Rt. based on a long-term service contract effective February 1, 2005. This new contract will allow us to further strengthen the relationship with the DT Group and at the same time reduce our costs. A small strategic real estate management unit will remain in Magyar Telekom.

        Our equipment and machinery primarily consists of switches, communication towers, and other telecommunications equipment.

Hungarian Mobile Operations

        Significant part of TMH's property, plants and equipment ("PPE") consists of assets necessary for the GSM network operation, such as transmission equipment, switches and radio units on the base stations.

        In the following years, we expect that the proportion of the UMTS related assets will increase in TMH's PPE, in line with the obligation of the license decree.

        Other significant part of the non-current assets of TMH consists of intangible assets, which include the GSM and UMTS concession fee.

Macedonian Fixed Line and Mobile Operations

        Maktel's and Mobimak's properties are used for telecommunications equipment installations, call center, IT installations, outlets services, administrative offices and warehouses. Maktel also has several operating lease contracts as a leasee for stores and a small number of offices.

        Maktel plans to outsource its real estate management operations to a third party starting in the first half of 2005.

        Maktel's and Mobimak's equipment mainly consists of switches, base stations, communication towers and other telecommunication equipment.

INFRASTRUCTURE AND TECHNOLOGY

Hungarian Fixed Line Operations

        Expansion of Access Networks.    At the end of 2000, we began to offer our broadband Internet access services, based on the ADSL and Asynchronous Transfer Mode ("ATM") technologies. We selected Ethernet based Digital Subscriber Line Access Multiplexers ("DSLAMs") in 2004 to provide a more cost effective ADSL solution together with the ATM technology already in use. The ADSL transmission system provides high-speed digital access to any data network over existing copper wires without interruption of Plain Old Telephone System ("POTS") and ISDN2 services with the data speed of 384 and 512 Kbit/s and 1, 1.5 and 3 Mbit/s. In 2004, we continued the national roll out of the ADSL technology. At the end of 2004, over 200,000 customers were using ADSL lines for connection to the Internet. By the end of 2004, our infrastructure allowed up to 1.9 million of our analog and ISDN2 subscribers to have access to the ADSL service. This represents coverage of 383 towns and 78 percent of the population in our service area.

        Wireless solutions.    In 2003, we introduced the WLAN technology in the access network for hot spot applications. By the end of 2004, 158 hot spot sites were in operation. With this technology, we can provide Internet access service in public areas to customers requiring temporary Internet access (e.g., conference centers, exhibitions, airports, hotels). Since the end of 2004, T-Mobile Hungary's WLAN users and Magyar Telekom Rt.'s WLAN users can use hot spot sites operated by either entity. In 2005, we plan to increase the number of domestic roaming partners to allow our users to use other wireless service providers' network infrastructure.

        We use fiber optic cables for our fixed line local loop networks for approximately 160,000 customers as of the end of 2004. We installed a substantial amount of the local network fiber optic cable in Budapest, where segments of the old cable were in poor condition and where we believe the demand for high capacity and high quality transmission will be the greatest (e.g., shopping malls, industrial parks). We plan to extend our local fiber optic network both inside and outside Budapest to cover new demands in existing areas. We provide broadband services in areas of optical access as well.

        We have been selectively applying radio technology in our local loops since 1996. The system was initially analog, but since 1999, we have been replacing it with fixed GSM. We use the fixed GSM technology primarily for customers in rural areas without fixed line network access and, on an interim basis, to meet demands that cannot be satisfied immediately with the existing fixed line infrastructure. At the end of 2004, approximately 93,470 subscriber lines were based on the radio technology.

        CityNet.    CityNet is an overlay network for large cities that connects our nodes and key business customers with optical cables. It provides customers with access to our business communications services. This network typically provides ISDN30, Managed Leased Line Network ("MLLN") and HSLL services. HSLL customer end points are provided with transmission speed of 2 Mbit/s to 2.5 Gbit/s.

        Backbone Network.    We have a digital fiber optic national long-distance network that connects local primary area networks. We have implemented DWDM technology and SDH systems in both the national long distance and Budapest networks. The countrywide DWDM backbone network, installed in 2001, provides high capacity (maximum 24 times 10 Gbit/s) in the most important nodes of Hungary, as well as in international directions. In addition to cost advantages, Synchronous Digital Hierarchy ("SDH") systems provide a flexible transmission infrastructure with automatic transmission paths. We introduced a new generation of the SDH system that, besides increasing network availability and transmission capacity, enables new services, such as data (e.g., Ethernet) transmission. In 2004, the increase in the capacity of the backbone network served the growing demand of IP core network and HSLL. The HSLL is mainly provided for mobile operators. Since we have a robust optical backbone network, we do not intend to expand it to a significant extent. As of December 31, 2004, we had approximately 4,500 kilometer of backbone optical cable network.

        Internet Core Network.    Since 2000, we have been providing Internet access and IP-VPN services on the same IP/MPLS platform. The network was initially based on MPLS over ATM technology. Since 2002, a major capacity upgrade has been in progress to support the expansion of broadband access, mainly ADSL. This included a migration from the ATM-based to the pure router-based Multi Protocol Label Switching ("MPLS") technology by the end of 2003, deploying Gigabit Switch Routers that utilize the transport capacities of the WDM platform. The network has several access options (dial-up, leased line, broadband DSL, CATV) with PoPs in each primary area in Hungary. Available services include IP-VPN (scalable interconnection for corporate sites with Integrated Voice and Data option), IPSec and xDSL to VPNs, Virtual Private Dial-up Network and wholesale Internet services for ISPs. In 2004, we continued to upgrade the transport capacity of the smaller IP nodes using Gigabit Ethernet technology, to scale broadband aggregation capacities further in the future. IPv6 protocol support and backbone Quality of Service ("QoS") capabilities are also considered in the medium-term. In 2004, we undertook significant geographical extension of the IP network, and this development will continue in 2005 as well.

        Asynchronous Transfer Mode.    We introduced in 1999 the first public network based on the ATM technology in Hungary, with which we provide high speed LAN-Flex, Cell-Flex and WAN-Flex services. LAN-Flex offers LAN interconnection service, while Cell-Flex offers a high-speed data transmission service. Both services provide flexible bandwidth delivery. In addition, WAN-Flex service provides 2 Mbit/s Time Division Multiplexing ("TDM") link to connect PBXs of subscribers. ATM is also the connectivity network that concentrates xDSL traffic towards the IP backbone. Since 2003, we have been using cost effective ATM concentrators and subscriber units.

        Managed Leased Line Network.    We established our n*64 Kbit/s speed digital managed telecommunications network in 1996. This continuously growing network provides a platform for the managed leased line services (Flex-Com), frame relay services (Frame-Flex) and leased line access for the IP-VPN services as well as the X.25 (Datex-P) service. MLLN is a homogeneous, very reliable network managed by a central management system. The MLLN platform provides practically full coverage for business customers in our areas. In 2005, we plan to introduce cost efficient MLLN access offerings.

        Intelligent Network.    We launched the first set of IN services in 1998, including shared cost and toll free numbers, televoting and virtual card calling. In 2000, we introduced prepaid card calling services. In 2001, new features were added to the prepaid application and a new price plan was introduced for residential customers. Recharging of fixed line prepaid cards can be done at automated bank machines. The popularity of intelligent network services required a roll out of service switching functions to most of our digital exchanges. In 2002, we introduced new services such as Audiofix to support increasingly popular media games. We upgraded the existing Freephone Number services by user-specific routing trees. In 2004, we further improved existing services to better meet customers' demands. To develop new IN-based services and to enhance and expand the existing services in line with customer needs, we started preparing for the platform modernization.

        Modernization of Switches and Exchanges.    We have rationalized our switching architecture to increase the operational efficiency of our network. Due to the migration towards more complex services, the ratio of old type exchanges has been diminishing. The preparations for the liberalized telecommunications market included major upgrading of our PSTN/ISDN platform. As a result of this development, our subscribers can now use the telecommunications network of other operators to make local, national and international calls, and our network can be also accessed by subscribers of other operators for similar calls. To fulfill regulatory requirements, we modified our network to support Service Provider Number Portability for fixed numbers. Preparation for Location Portability is also underway.

        We continue to digitalize our local networks. At December 31, 2004, 92.9 percent of our exchange capacity was digital, compared to 85.4 percent at December 31, 2001. Each of our service areas is served by a digital primary exchange. Digitalization permits us to provide a broader range of services and generates operational cost savings. Digitalization is also a prerequisite for providing ISDN services. The number of local exchanges capable of providing ISDN services has increased and the number of ISDN channels grew from 448,396 at December 31, 2001 to 525,346 at December 31, 2004. On the basis of the ISDN infrastructure, our network supports circuit switched high-quality Internet access and packet switched data transmission for ISDN subscribers. Under our current network development plan, we plan to replace all analog switches with digital ones by the end of 2005.

        Fixed SMS.    In 2002, we introduced the SMS for our fixed line customers. During 2003, new features were added to this service, and the SMS links with major mobile providers were established. The public payphones have been upgraded with the SMS capability. In 2004, we started preparing for the introduction of MMS for our fixed line customers.

        Prepaid card based applications.    We developed proprietary public Internet terminals (with features such as VoIP, SMS, e-mail, printing capability, camera, etc.), which also provide telephony functions.

        Network Quality.    Investment in the network, particularly in its modernization, has led to significant improvements in the network quality. Modernization, particularly the digitalization and rationalization of our switching architecture, has also contributed to an increase in the productivity of our employees.

        Information Technology.    We have dedicated a significant amount of resources to improve our information technology systems. We believe that the continuing development of these systems is essential to improving customer service and the efficiency and productivity of our employees.

        Our nationwide operational support system integrates the following elements:

  •
  billing;

  •
  automated call collection;

  •
  network traffic management;

  •
  workforce and workflow management;

  •
  element, network and service management (configuration, alarm management, SLA management); and

  •
  process controlled technical inventories.

        This operational support system permits us to offer itemized billing, to bundle products and services in price plans and to generate a single bill for customers with multiple locations. Automated call collection maintains customer billing information and improves tracking of traffic. Network traffic management facilitates reduction of traffic (and revenue) losses caused by unexpected traffic surges or technical outages by maintaining the optimal service level.

        We have embarked on a number of other information technology initiatives designed to monitor and improve the efficiency of our network and the employee productivity. A switched network operation and management system facilitates the centralized management of services, switches, network and signaling.

        We implemented a Work and Force Management System ("WFMS"), a new testing system for our access network and for POTS, ISDN, Managed Leased Line, High Speed Leased Line, IP based and ADSL services, and a new Automatic Call Distributor ("ACD") to field customers' calls efficiently to call centers. The nationwide roll out of the WFMS was completed in 2000. The workflow supporting the provision and fault clearance of the Managed Leased Line, High Speed Leased Line and IP based services has been successfully implemented in 2003. Our WFMS system has been awarded a Silver Award (2nd prize) by Workflow Management Coalition ("WfMC"), Giga Information Group and WARIA in the "Global Awards for Excellence in Workflow Europe" category in 2003.

        We introduced a new integrated technical inventory platform (Xng) to support activities of network resources and capacity management, off-line and on-line (Internet based) SLA report services for managed leased line and the IP based services. We completed the upgrade of our IT systems to facilitate the number portability required by the Act on Electronic Communications.

Macedonian Fixed Line Operations

        Maktel endeavors to maintain its network at a high technological level to offer and provide a wide range of products and services that will satisfy customers' demands.

        Modernization of Switches and Exchanges.    The PSTN/ISDN network in the Republic of Macedonia has been fully digitalized since the end of 2003. To consolidate the network and increase operational efficiency, Maktel is restructuring its switching architecture and decreasing the number of hosts. The liberalization of the telecommunications market required Maktel to perform a substantial upgrade of the PSTN/ISDN platform. With the upgrade, switching systems are now able to support carrier selection and pre-selection functions and certain preconditions for the implementation of number portability have been also established.

        Voice-mail Platform.    As a result of the introduction of voice-mail services in July 2004, Maktel expects a decrease in the number of uncompleted calls, which will lead to additional revenues.

        Signaling Monitoring System.    Monitoring of the signaling network is a key for achieving significant improvement of the service quality and decreasing operational costs.

        Intelligent Network Platform.    During 2004, to enrich its service portfolio, Maktel implemented the IN platform in the network. The following services have been introduced so far: toll-free number, split charging, televoting, prepaid cards and prepaid telephony.

        Access Network.    The existing copper-wire network is a good basis for introduction of broadband services based on the DSL technologies. At the end of 2003, Maktel introduced broadband Internet access services based on the ADSL technology. Optical cables in the access network are used for connection of key business customers. The implementation of Metro Ethernet has already started with deployment of customized Metro Ethernet solution in Skopje.

        Very Small Aperture Terminals ("VSAT").    VSAT technology was introduced in 2002 to provide telephone connections in rural areas without GSM coverage.

        Managed Leased Line Network.    Maktel uses a central management system to coordinate its homogenous and reliable MLLN. It is built on three levels, each one connected to the existing transport SDH/Plesiochronous Digital Hierarchy ("PDH") network. The platform offers a wide range of services to business customers, such as leased line access for IP-VPN services, Frame Relay services and X.25.

        Backbone Network.    Maktel's primary area networks are connected to the fiber optic national long distance network. The SDH technology has been implemented in the backbone network, in the transmission networks in Skopje and other cities in the country. The total length of the backbone optical cable network was about 1,200 kilometer at the end of 2004.

        IP Network.    The core of the IP Backbone network is built on the Gigabit Switch Routers ("GSR") platform. The core is connected to the global Internet network through two main Internet Gateways. Available services include IP VPN, ADSL, Dial-up Internet access and wholesale Internet services for ISPs.

        Data packet switched network.    The data packet switched network, called MAKPAK, has nodes in the largest cities in Macedonia. MAKPAK offers four basic services: Dial-up X.28 access over PSTN, Direct X.28 asynchronous access, Direct X.25 access and Frame Relay access.

        Information Technology.    In the past few years, Maktel has modernized its information technology systems. Maktel considers continuous development and introduction of new integrated IT systems essential for implementation and improvement of customer services and employee productivity.

Hungarian Mobile Operations

        GSM network.    TMH operates a nationwide GSM public digital mobile network in the 900 MHz band with 8 MHz duplex spectrum since 1994 and in the 1800 MHz band with 6 MHz duplex spectrum since 1999 and in the 1800 MHz band with a total of 15 MHz duplex spectrum since January 2004. To guarantee the best possible service quality for our customers, we are dedicated to the continuing network roll out to meet traffic and coverage demands.

        Coverage.    In 2002, our focus was on improvement of indoor signal reception, which resulted in 10 percent improvement, and on completing the full radio coverage of the subway system in Budapest. In 2003, coverage of villages with population between 1,000 and 10,000 was increased substantially from 80 percent at the end of 2002 to 91.6 percent at the end of 2003. By December 31, 2004, this level was further raised to 97 percent. The deep indoor coverage was raised up to 97 percent in Budapest and 96 percent in cities over 100,000 inhabitants in 2004.

        Modernization programs.    Hardware modernization and software upgrade programs are regularly carried out. Major projects we undertook recently were replacement of the central processor unit in mobile switching centers in 2003, upgrading of the base station controller hardware in 2004, and a three-year microwave transmission swap program we started in 2003.

        Business continuity planning.    TMH pays particular attention to developing disaster tolerant solutions to ensure service and business continuity. We introduced in 2004 a new feature called Home Location Register ("HLR") redundancy in the core network to safeguard our subscriber database and keep it functional in the event of a disaster. In case of a complete outage of a mobile switching center or a base station controller, a special proprietary software helps the Network Operation Center rapidly reorganize network resources to minimize service loss.

        Packet switched data services:    GPRS and EDGE. General Packet Radio Service was introduced by TMH in March 2001, for the first time in Hungary. GPRS provides a continuous seamless connection and higher data rates. At the end of 2003, commercial EDGE service was launched in approximately 23 percent of Budapest area. Data rates of EDGE could be three times higher than that of GPRS. In 2004, the EDGE development project was continued, resulting in 91 percent area coverage of Budapest by the end of the year. TMH and Ericsson successfully demonstrated the high-speed mobile data rate of the EDGE technology in June 2004. TMH's commercial network configuration currently supports peak data rates of around 100 Kbit/s.

        Universal Mobile Telecommunications System:    In October 2003, TMH became the first operator in Hungary to support video calls on its own UMTS test network in cooperation with Siemens Mobile, Ericsson and Nortel Networks. The 3G network enables — besides rapid data transmission and video telephony — more comprehensive and interesting contents than before, including, in addition to image and text, the faster transmission of high quality multimedia materials. The pilot network providing UMTS coverage at four different points in Budapest was tested by engineers by the end of 2003.

        In December 2004, TMH was awarded a 3G service license and was granted the use of 15 MHz duplex and 5 MHz unpaired 3G spectrum until 2019. In the vendor selection procedure, TMH chose Ericsson Hungary to deliver its UMTS radio access network.

        Information Technology.    TMH's operations are supported extensively by IT solutions. A great number of closely integrated application systems are used in sales, customer service, collection, service provisioning, call data processing (mediation) and charging, fraud management, billing, handset logistics, interconnect billing, general ledger reporting and electronic document archiving.

        A postpaid customer care and billing system ("JAZZ") was put into operation in 1998, after a two-year-long in-house code development. JAZZ is a three-tier client-server architecture system, integrated with Oracle Financials Enterprise Resource Planning ("ERP") system, with self care systems, like Integrated Voice Response ("IVR"), Internet, Web commerce and SMS. In 2004, JAZZ was integrated with Amdocs Clarify Customer Relationship Management system based on Tibco Enterprise Application Integration platform.

        TMH's prepaid service relies on our proprietary application system called Domino. In Domino operations environment, telecommunications network nodes, like Mobile services Switching Centers ("MSC") or IN node, are interworking with IT server clusters, IVRs and protocol converters.

        TMH operates proprietary Data Warehouse ("DWH"), which provides management and endorsers with business reports and marketing and finance analysts with detailed subscriber, traffic and business information for on-line interactive analysis. DWH is playing a major role in customer segmentation and customer life-cycle value calculation.

Macedonian Mobile Operations

        Network development.    During its eight years of operation, Mobimak has built a high quality and high capacity network that meets the requirements and needs of its growing subscriber base. The Radio Access Network consists of 483 base stations installed on 337 sites, 2,624 transceiver units, 123 mini-link transmission hops, and 90 repeaters. The Core Network and Supporting Systems consist of 4 Base Station Controllers ("BSC") and 3 Mobile Services Switching centers installed on 3 different sites. In addition, stand-alone HLR, Prepaid node, SMS/Voice Mailbox Service ("VMS")/MMS nodes and Compact GPRS Support Node ("CGSN") are fully operational. The entire network is centrally controlled and monitored by Operation and Support System ("OSS") located in Skopje.

        Information Technology.    Our rating and billing platforms provide enhanced services for the entire prepaid and postpaid customer base. Having implemented systems from market leaders in this area, we are capable of providing fast, accurate and flexible rating and billing features for our customers. In addition, comprehensive solutions for promotions, discounts and incentives provide extensive flexibility for tailored offerings and customer satisfaction.

        Mobimak uses DWH for reporting and analysis of marketing and financial results.

        We have implemented a variety of value added service platforms (e.g., SMS, MMS, WAP) that satisfy different needs of our customers.

        M-payment and e-payment services are becoming increasingly popular. We are embarking on a new field of mobile-phone-based financial services to our customers in cooperation with banks and financial institutions.

ENVIRONMENT PROTECTION

        Due to the nature of our business, our operations do not adversely affect the environment to any significant degree, however, we are paying close attention to environmental protection.

        Our commitment for environmental protection first led to our signing of the Environmental Charter of the ETNO in 1998, which was replaced by a more extensive commitment, Sustainability Charter, in 2004. As a member of ETNO Sustainability Working Group, we hosted the first European Conference on Telecommunications and Sustainability in Budapest.

        To mitigate or minimize adverse effects to the environment and to improve the environmental performance on a continual basis in areas of operations with the greatest risk, ISO 14001 environmental management systems were implemented in the following areas: mobile, network management, network services, telecommunications development, real estate management, procurement and transportation.

        To inform interested parties, we have been publishing Annual Environmental Reports since 2000. We have annually presented our performance in this area at the group-level starting in 2002. In 2004, we published our first Annual Sustainability Report including economic, social and environmental procedures and results. The report was prepared using the 2002 Global Reporting Initiative ("GRI") sustainability reporting guidelines, and has been verified by an independent body. These reports can be accessed on our website.

        In 2004, our sustainability report won the second prize in the Central European Environmental Reporting Award. The jury included a representative of the Environmental Department of the European Bank for Reconstruction and Development ("EBRD"), an external expert of the World Business Council for Sustainability Development, a lecturer from the Central European University, a representative of the Central European Centre for Environment Protection and an environmental journalist for HVG.

        Since 1998, we have annually organized Environmental Round Table Discussions to present our environmental achievements, as well as to learn about challenges facing other participating parties and to answer their questions. Among the parties participating in these forums are the Communications Authority, the Ministry of Environment and Water Management, the Environmental Protection and Nature Conservation Authority, Directorates of National Parks, non-governmental organizations for environmental protection and nature conservation, various research institutes as well as Magyar Telekom Rt. and its subsidiaries. In 2004, DT also joined this event and gave a presentation on environmental, nature conservation and sustainability issues.

        One of the main adverse environmental effects of our operations is our electricity consumption primarily for the operation of telecommunications equipment, and to a lesser extent, for the operation of buildings. To reduce consumption, we launched pilot programs modeling the best practices of other European telecommunications companies. We have also launched a pilot program aimed to use more renewable resources.

        We have also taken considerable steps to reduce fuel consumption of vehicles, for example, by making employees aware of alternative communication methods (such as audio and video conferences) to reduce the number of business trips for internal purposes.

        In addition to our commitment to reduce paper consumption, we started to use recycled paper in our offices in 2004.

        Underground fuel tanks for diesel generators, which ensure the continuity of our services, pose a potential risk to the soil and the underground waters. To mitigate this risk, we have set up a program to double-wall those tanks to ensure compliance with applicable laws and to prevent possible pollution.

        Magyar Telekom, like other telecommunications service providers, collects and administers wastes in compliance with relevant regulations. We then transfer them to licensed companies for further handling and destruction, while making an effort to reutilize (recycle) as much of these wastes as possible. The aim is to process and recycle valuable metal, plastic and electronic wastes from outdated devices, which are large in quantity due to the ever shortening life-cycle of telecommunications technologies. In 2004, we developed a software to meet the requirement of a new regulation, which requires daily monitoring of wastes at more than 80 sites of the Company.

        TMH considers important the effect of electromagnetic radiation on the environment. The growth of the number of mobile telephone subscribers requires expansion of the network and the base stations. For example, a new base station must be installed for every 1,000-1,500 new subscribers. When planning its new facilities, TMH complies with the MSZ 16260-86 standard that specifies the maximum emission permissible in the vicinity of the base stations. We assign special importance to the location of antennas as regulated by the MSZ/T-17200-9 standard. Before installing a base station or an antenna tower, we consult with affected parties (residents, local municipalities, independent organisations) and, whenever possible, we take their demands into consideration.

ITEM 5 — OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion should be read together with the consolidated financial statements, including the accompanying notes, included in this annual report. The consolidated financial statements, the accompanying notes as well as the discussion of results presented below have been prepared in accordance with IFRS. IFRS differs in certain respects from U.S. GAAP. For a discussion of the principal differences between IFRS and U.S. GAAP as they relate to us, see Note 36 to the consolidated financial statements. Revenues and operating expenses discussed under "— Results of Operations — By Segment" do not reflect intrasegment and intersegment eliminations. Our results of operations and medium-term prospects should be considered in light of a number of rapid and fundamental changes occurring in both the company and the environment in which we operate:

•
Market Liberalization. Our exclusive rights to provide fixed line domestic and international long distance service throughout Hungary ended in December 2001. Our exclusive rights to provide fixed line local service in 31 local concession areas ended in December 2001 and in five local concession areas ended in May 2002. Emitel, our fully owned subsidiary, had exclusive rights in an additional three concession areas through November 2002.

•
Interconnection Fees. From December 23, 2001, the fixed line interconnection tariffs are no longer regulated by the itemized price regulation but according to the cost calculation methodology. The cost-based unbundling and interconnection tariffs must be approved by the CAC. In November 2002, the CAC designated TMH as an SMP in the national interconnection market and TMH also had to file its cost calculation methodology and relevant cost/tariff data based on the mandatory LRIC model. See "Item 4 — Regulation and Pricing".

•
Taxation. We had benefited from reduced corporate income tax. Until the end of 1998, Magyar Telekom Rt. and TMH qualified for a 100 percent allowance. From January 1, 1999 to the end of 2003, Magyar Telekom Rt. was able to benefit from a reduced allowance of 60 percent (resulting in an effective tax rate of 7.2 percent). As a result of our acquisition of the remaining 49 percent of TMH, foreign ownership fell below 30 percent and TMH lost its 60 percent allowance as of December 21, 2001. All other Hungarian subsidiaries were subject to income tax of 18 percent, while the Macedonian companies are subject to income tax of 15 percent. In December 2003, the Hungarian Parliament enacted a new tax law under which the corporate tax rate was reduced from 18 percent to 16 percent effective January 2004.

  As a result of a tax credit relating to broadband asset investments, Magyar Telekom Rt. is entitled to a total corporate tax reduction of HUF 6,849 million (HUF 3,879 million from 2004 and HUF 2,970 million from 2003), which can be used by Magyar Telekom Rt. in the years 2003-2008, of which we used HUF 33 million in 2003. As the recoverability of these tax credits was uncertain in 2003, no deferred tax asset was recognized in 2003. Due to the change of the assessment of the recoverability, we recognized a deferred tax asset of HUF 6,849 million in 2004. As these investment tax credits are governmental grants in essence, we recognized the deferred tax asset against the cost of the related investment.

•
Inflation. Annual inflation in Hungary, as measured by changes in the consumer price index, was 5.3 percent in 2002, 4.7 percent in 2003 and 6.8 percent in 2004. The nominal increase in our revenues in 2003 compared to 2002 is partly due to the effects of inflation and corresponding adjustments in tariffs, although many of our tariffs have fallen in real terms and are beginning to decline in nominal terms as well. Inflation is also a contributing factor to the increase in nominal terms of many of our costs.

•
Effect of Foreign Currency Fluctuations. We are subject to risks resulting from fluctuations in exchange rates, which can adversely affect costs associated with our foreign currency denominated debt obligations and certain other payments. Our exposure to risks from exchange rate fluctuations on the one hand have increased as a result of the National Bank of Hungary's policy change (extended intervention band), while on the other hand decreased because of the continuous hedging of the foreign denominated elements of the debt portfolio.

        By the beginning of 2004, however, we significantly reduced our foreign exchange risk as a result of the elimination of the foreign exchange denominated loans from the portfolio. See "Item 11 — Quantitative and Qualitative Disclosures about Market Risk". In addition, depreciation of the Macedonian denar and strengthening of the Hungarian forint may exert a negative influence on Maktel's results that are converted into HUF, thereby lowering our results. This is mainly a reporting risk, but through the dividend payments, it has direct financial (cashflow) effects as well.

OPERATING RESULTS

Results of Operations — Total

Basis of presentation

        We determine segments primarily based on products and services that are subject to risks and returns different from those of other businesses. We have changed our segment disclosure as a result of the change in our management and reporting structure. The segment disclosures for previous years have been amended to facilitate comparability with the disclosure for 2004. The primary segments are now based on the business lines (fixed line and mobile operations), which include both Hungarian and Macedonian activities. Reported segments are consistent with information used by management for internal reporting and monitoring purposes. In addition, our secondary format for reporting segment information is geographical segments.

Total Revenues

        Our total revenues grew by 2.8 percent from HUF 590,585 million in 2002 to HUF 607,252 million in 2003. Increases in revenues were mainly due to higher revenues from mobile telecommunications services, which grew by 11.8 percent from 2002 to 2003 driven by a rapid increase in the mobile subscriber base. The higher leased lines and data transmission revenues also contributed to the growth, which was partly offset by lower revenues from the fixed line telecommunications services. Our total revenues decreased by one percent to HUF 601,438 million in 2004 compared to 2003. This decrease primarily resulted from lower revenues from the fixed line telecommunications services due to lower tariffs and decline in the interconnection traffic in 2004.

Total Operating Expenses

        Our total operating expenses increased by 6.4 percent from 2003 to 2004. Operating expenses amounted to HUF 485,188 million in 2003 and HUF 516,174 million in 2004. Our total operating expenses as a percentage of total revenues increased from 79.9 percent in 2003 to 85.8 percent in 2004.

        Depreciation and amortization and employee-related expenses are our most significant operating expenses.

        Depreciation and amortization increased by 4.6 percent in 2003 and 7.3 percent in 2004 as a result of our ongoing investment in our networks. On January 1, 2003, May 31, 2003, and January 1, 2004, we revised the useful lives of certain tangible fixed assets, which resulted in an increase to the depreciation charge of HUF 5,099 million for 2003 and HUF 177 million for 2004. These assets included buildings, network items, exchanges, assets of operation and service supporting systems, vehicles and computers in 2003, and included servers, software licenses, billing systems, transmission technical equipment and public phones in 2004. The useful lives of these assets were revised as part of a regular practice in line with the requirements of IFRS, and have been changed to reflect technological changes since the initial estimate of useful lives. The increase is also a result of the increase in impairment losses charged to tangible and intangible fixed assets in 2004, as compared to 2003. The HUF 1,344 million impairment losses charged in 2003 mostly related to real estate held for disposal, certain IT equipment and customer relationship management software.

        The HUF 5,355 million impairment losses charged to tangible assets in 2004 mainly relate to MLLN node equipment and operational system, Data Termination Unit ("DTU"), Fibre Optic Multiplexer ("FMUX"), High Speed Subscriber's Facilities.

        On March 22, 2004, our Board of Directors decided to rebrand the Hungarian mobile subsidiary from Westel to T-Mobile Hungary. As a result of the decision, the carrying value of the capitalized Westel brand name was impaired and then de-recognized as the rebranding was completed by June 5, 2004. This resulted in a HUF 4,426 million additional impairment loss for the year.

        Employee-related expenses decreased by 1.5 percent from 2002 to 2003 primarily reflecting the lower amount of net provision for severance. The total payment made in relation to employee termination in 2003 amounted to HUF 9,200 million, of which HUF 8,099 million was charged against the provision for liabilities and charges as at December 31, 2002, while the rest was recognized as employee-related expense in 2003. The 24.5 percent increase of employee-related expenses in 2004 compared to 2003 reflects the higher severance expenses. Employee-related expenses in 2004 include HUF 20.7 billion restructuring charges and additional employee benefits relating to future terminations. The total payment made in relation to employee termination in 2004 amounted to HUF 7,549 million, of which HUF 1,570 million was charged against the provision for liabilities and charges as at December 31, 2003, while the rest was recognized as employee-related expense in 2004. The provision for severance as at December 31, 2004 relates to the employee termination in 2005 and 2006 in accordance with the agreement reached between us and the Trade Union in September 2004. The number of employees affected by the headcount reduction in 2005 and 2006 is approximately 1,900 and includes mostly network and back office personnel. In addition, employee-related expenses increased throughout the period as a result of increases in the average wage in nominal terms.

        Other operating expenses include materials, maintenance, marketing, service fees, outsourcing expenses, energy and consultancy. Other operating expenses increased by 6.0 percent in 2003 compared to 2002 mainly as a result of higher agency commissions and fees paid for subcontracted services at Magyar Telekom Rt., TMH and cable television companies. Other operating expenses decreased by 2.2 percent in 2004 compared to 2003. In 2004, our contribution to the Universal Electronic Communications Support Fund ended and this largely decreased our operating expenses. This decrease was partly offset by higher marketing expenses mainly at Magyar Telekom Rt. relating to intensive advertising of new products and price plans as well as higher consulting fees. In 2004, other operating expenses include the costs incurred in relation to the change of Westel's brand name into TMH as well as HUF 5,920 million other income, which is the compensation received from DT for the loss of value incurred in the discontinuation of the Westel brand name.

Total Operating Profit

        Our total operating profit decreased by 0.1 percent from HUF 122,240 million in 2002 to HUF 122,064 million in 2003, as the increase in total revenues was lower than the increase in operating expenses. Our total operating profit decreased by 30.1 percent from HUF 122,064 million in 2003 to HUF 85,264 million in 2004 due to the lower revenues and increased operating expenses.

Outlook

        In line with our strategy for 2005, we intend to focus on improvement of organic performance, exploiting integration and group synergies and capturing acquisition-driven growth opportunities. In 2005, we plan to produce solid results for our shareholders based on operational improvements in every division. We intend to accomplish our financial and operating objectives by, among other things, increasing consolidated net revenues and operating efficiencies. Accordingly, we intend to invest in areas of our business that we believe offer the best potential for sustainable and profitable growth.

        The following discussion provides a brief explanation of our outlook for 2005:

Revenues

        Based on our current outlook and current market and regulatory conditions, we expect low single-digit revenue growth in 2005 and 2006. However, each segment is affected by its unique business environment, and we are subject to circumstances and events that are yet unforeseen or beyond our control. The following reflects our current expectations with respect to our segmental plans and initiatives for 2005:

  Fixed line segment

        Key operational goals of the fixed line segment are the stabilization of fixed line customer base and the continuation of radical boost in ADSL penetration. We expect continued gradual decline in fixed line voice revenues due to continued usage decrease and fixed line unit price erosion driven by mobile substitution and the increased competition in the fixed line market, including competition from PSTN resellers and VoIP or Voice over CATV ("VoCATV") providers. To offset the decreasing revenue stream from fixed line voice services, we intend to increase net revenues through our broadband and innovation initiatives. These are intended to stimulate additional growth potential by taking advantage of higher demand for broadband access as well as to encourage the development of attractive and innovative new services. Additionally, we intend to improve the quality of our products and services to enhance customer retention. Our goal is to support the migration of customers to higher-priced access lines and price plans and to achieve stable net revenues.

  Mobile segment

        We expect continuing growth in net revenues at T-Mobile Hungary and Mobimak as well. Market penetration in Hungary is now close to the saturation level and we expect weaker growth rates due to a smaller number of potential new subscribers. This trend is partly offset by the migration of prepaid customers to postpaid packages, future growth potential of voice and data services usage and migration to higher-value services, which is supported by the expected launch of UMTS services. In the Macedonian market, we expect that the subscriber growth will continue in 2005 and will drive the net revenue growth.

Expenses

        In line with our strategy, we expect continuing improvements in internal efficiency in all segments thanks to our aggressive internal cost reduction program, which has been underway for several years.

        We expect that our personnel expenses will be considerably lower in 2005 as compared to 2004, due to significant headcount reduction expenses recorded in the fourth quarter of 2004. We intend to achieve significant improvement in workforce efficiency and reach the fixed line-to-employee ratio above 500 by the end of 2006 at Magyar Telekom Rt.

        In 2005, depreciation and amortization expenses are expected to be significantly lower than in 2004, because of the elimination of goodwill amortization due to a change in IFRS accounting principles (IFRS 3).

Gross additions to tangible and intangible assets

        Over the past three years, we have sought to rapidly build out and modernize our network to enable ourselves to offer a broad portfolio of technologically advanced products and services. We aim to reduce the gross additions to tangible and intangible assets to sales ratio to below 15 percent from 2005 excluding potential acquisitions and UMTS spending. We expect an increasing proportion of gross additions to relate to high-growth areas in the fixed line segment, such as Internet and data transmissions, while our mobile segment will focus on a dynamic roll-out of the UMTS infrastructure.

Other factors

        We expect that in 2005, our core business units will be able to continue to generate strong free cash flow. However, there are some significant elements that can have negative effects on the free cash flow in 2005. As a result of the headcount reduction program, significant part of the severance payments will occur in 2005. Payment of the second and the third tranche of the UMTS license fee and the higher capital expenditure utilization of UMTS network deployment in the mobile segment will also influence the free cash flow negatively. Despite these effects we expect to generate solid positive free cash flow in 2005.

        In line with our focus on value-accretive acquisitions, Magyar Telekom acquired a 51.12 percent stake in the Montenegrin Telecommunications Company ("Telekom Montenegro" or "TCG") from the government of Montenegro in March 2005. At the same time, we acquired an additional 21.92 percent of TCG's shares from minority shareholders.

Revenue and EBITDA margin targets

        We expect to achieve low single-digit revenue growth and an EBITDA margin above 40 percent (excluding restructuring charges and possible acquisitions) in 2005.

Results of Operations — By Segment

        The following table sets forth revenues, operating expenses and operating profit by segment:

	Year ended December 31,
	2002	2003	2004
	(in HUF millions)
Revenues
Hungarian Fixed line	336,306	324,552	301,743
International Fixed line	47,793	49,689	45,184

Total	384,099	374,241	346,927
Less: intra-segment revenues	(1,122)	(1,552)	(907)

Total revenue of Fixed line segment	382,977	372,689	346,020
Less: inter-segment revenues(1)	(14,756)	(14,034)	(11,846)

Fixed line revenue from external customers	368,221	358,655	334,174

Hungarian Mobile	232,612	254,141	263,023
International Mobile	29,482	31,575	33,734

Total	262,094	285,716	296,757
Less: Intra-segment revenues	(19)	(20)	(58)

Total revenue of Mobile segment	262,075	285,696	296,699
Less: inter-segment revenues(1)	(39,711)	(37,099)	(29,435)

Mobile revenue from external customers	222,364	248,597	267,264

Total revenue of the Group	590,585	607,252	601,438

Operating expenses
Hungarian Fixed line	292,640	280,462	288,682
International Fixed Line	32,657	37,924	38,156

Total	325,297	318,386	326,838
Less: intra-segment expenses	(1,122)	(1,552)	(907)

Total operating expenses of Fixed line segment	324,175	316,834	325,931

Hungarian Mobile	180,222	199,111	206,895
International Mobile	18,434	20,396	24,687

Total	198,656	219,507	231,582
Less: intra-segment expenses	(19)	(20)	(58)

Total operating expenses of Mobile segment	198,637	219,487	231,524
Less: inter-segment expenses(1)	(54,467)	(51,133)	(41,281)

Total operating expenses of the Group	468,345	485,188	516,174

	Year ended December 31,
	2002	2003	2004
	(in HUF millions)
Operating profit
Hungarian Fixed line	43,666	44,090	13,061
International Fixed line	15,136	11,765	7,028

Fixed line segment	58,802	55,855	20,089
Hungarian Mobile	52,390	55,030	56,128
International Mobile	11,048	11,179	9,047

Mobile segment	63,438	66,209	65,175

Total operating profit of the Group	122,240	122,064	85,264

(1)
Intersegment eliminations include primarily interconnection fees between the fixed line and mobile networks.

Fixed Line Telecommunications Segment

        The fixed line segment includes Magyar Telekom Rt. and its consolidated subsidiaries, other than Mobimak, TMH and Westel 0660.

        Our fixed line telecommunications segment includes local, domestic and international long distance telephone services as well as value added digifon services such as call waiting, itemized billing and telephone and private branch exchange equipment rental. This segment also consists of revenues from related services, such as leased lines, data transmission, Internet, equipment sales and cable television.

Hungarian Fixed Line Operations

        Hungarian fixed line operations include Magyar Telekom Rt. and its consolidated subsidiaries, other than Maktel, Stonebridge, Telemacedonia, Mobimak, TMH and Westel 0660.

        The following table sets forth information regarding Hungarian fixed line revenues:

	Year ended December 31,			Year ended December 31,
	2002	2003	2004	2003/2002	2004/2003
	(in HUF millions)			(% change)
Subscriptions, connections and other charges	98,797	98,250	96,452	(0.6)	(1.8)
Outgoing domestic traffic revenues	118,839	112,227	95,160	(5.6)	(15.2)
Outgoing international traffic revenues	12,018	9,473	8,491	(21.2)	(10.4)

Total outgoing traffic revenues	130,857	121,700	103,651	(7.0)	(14.8)
Incoming domestic traffic revenues	20,885	15,365	8,192	(26.4)	(46.7)
Incoming international traffic revenues	15,256	13,040	9,679	(14.5)	(25.8)

Total incoming traffic revenues	36,141	28,405	17,871	(21.4)	(37.1)
Leased lines and data transmission	37,974	43,836	52,995	15.4	20.9
Equipment sales	3,671	2,949	3,328	(19.7)	12.9
Other revenues	28,866	29,412	27,446	1.9	(6.7)

Total	336,306	324,552	301,743	(3.5)	(7.0)

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

        Revenues from subscriptions, connections and other charges slightly decreased in 2003 as compared to 2002 due to decreased usage of televoting, which was taken over by a new product, drop-charge, the revenue of which is included in other revenues. Revenues from analog connection fees also declined despite the significantly higher amount of analog gross additions due to price discounts for new subscribers in 2003. Revenues from ISDN connection fees decreased as well, which resulted from the lower number of ISDN gross additions.

        These decreases were partly offset by analog subscription fee increases from September 1, 2002 and from February 1, 2003. Monthly subscription fees for analog lines increased in nominal terms by 3.0 percent on September 1, 2002 and by an additional 4.2 percent on February 1, 2003. The ISDN subscription fee revenue also increased in 2003 as compared to 2002 due to the higher number of average ISDN connections.

        In addition, revenues from subscription fees for optional price plans like Ritmus, Sokatmondó and Csevegö increased as well.

        Revenues from subscriptions, connections and other charges decreased in 2004 as compared to 2003 principally as a result of lower revenue from Internet price plans as Magyar Telekom Rt. terminated the sale of 15-, 40-, 100-hour and other wholesale Internet plans on June 30, 2004. In accordance with the Act C of 2003 on Electronic Communications effective from January 1, 2004 Magyar Telekom Rt. cannot charge for itemized billing, which resulted in lower revenue from digifon services. Revenues from connection fees also declined mainly due to promotions given to new customers and the 50 percent decrease in business analog connection fee from June 1, 2004. The 35 percent decrease in ISDN 2 connection fee effective from January 1, 2004 and lower ISDN gross additions also contributed to the decrease. As a result of successful campaigns, gross additions of analog lines increased significantly in 2004 as compared to 2003. Lower value added services and PBX revenues at BCN Rendszerház Kft. also had negative influence on revenues from other charges.

        These decreases were partly offset by business analog subscription fee increases from January 1, 2004.

        The table below sets forth information regarding average access lines in our service areas:

	Year ended December 31,			Year ended December 31,
	2002	2003	2004	2003/2002	2004/2003
				(% change)
Average access lines in Magyar Telekom Rt.'s areas
Residential	2,102,305	2,029,245	2,013,116	(3.5)	(0.8)
Business	291,154	266,641	257,128	(8.4)	(3.6)
Public payphones	36,908	31,716	28,153	(14.1)	(11.2)

Total	2,430,367	2,327,602	2,298,397	(4.2)	(1.3)
ISDN channels	488,455	520,474	525,919	6.6	1.0

Total	2,918,822	2,848,076	2,824,316	(2.4)	(0.8)

Average access lines in Emitel's areas	80,212	78,667	78,219	(1.9)	(0.6)

        The number of analog lines decreased in 2003 and 2004, partly as a result of migration of customers to mobile services and due to increased competition in the fixed line market. The increase in the number of ISDN channels was relatively low both in 2003 and 2004 due to the popularity of other types of telecommunications connections, mainly ADSL.

        Outgoing domestic traffic revenues.    Outgoing domestic traffic revenues consist of traffic charges for local and domestic long distance calls placed by our subscribers. Outgoing domestic traffic revenues are a function of tariffs, the total number of telephone calls, the distribution of call duration, the time of day and the mix between more costly domestic long distance calls and less expensive local calls.

        The following table sets forth the total minutes of domestic telephony traffic that our Hungarian fixed line subscribers generated, including calls from the fixed line network to mobile subscribers:

	Year ended December 31,			December 31,
	2002	2003	2004	2003/2002	2004/2003
				(% change)
Domestic traffic at Magyar Telekom Rt.	8,820,201	7,958,292	7,670,611	(9.8)	(3.6)
Domestic traffic at Emitel	179,670	152,614	139,846	(15.1)	(8.4)

        Outgoing domestic traffic revenues decreased in 2003 as compared to 2002 mainly as a result of decreased fixed line usage due to higher mobile penetration as well as decreased tariffs from fixed-to-mobile calls. Magyar Telekom Rt. decreased its tariff on fixed-to-mobile calls on September 1, 2003 in regards to calls to TMH's network and on October 1, 2003 in regards to calls to Pannon's network. These decreases were partly offset by tariff increases for local and agglomeration area calls. On February 1, 2003, Magyar Telekom Rt. increased its local tariffs by 4.6 percent, while agglomeration area tariffs increased by 19.6 percent in peak time.

        Outgoing domestic traffic revenues decreased in 2004 as compared to 2003 mainly as a result of lower average per minute fees. While Magyar Telekom Rt. increased its tariffs on January 1, 2004, it offered several discounts to customers choosing certain price plans. At the end of December 2004, over 58 percent of Magyar Telekom Rt.'s customers chose customized price plans, the most popular of which was the Felezö plan. The introduction of the XL and XXL supplementary price plans in December 2003 and in September 2004, respectively, also contributed to the decrease in outgoing domestic traffic revenues. Within domestic traffic revenues, fixed-to-mobile revenues decreased the most, mainly as we reduced our tariffs in this direction in September and October 2003.

        Outgoing international traffic revenues.    Outgoing international traffic revenues are a function of tariffs and the number, duration and mix of calls to destinations outside Hungary placed by our fixed line subscribers.

        The following table sets forth information concerning outgoing international traffic:

	Year ended December 31,			Year ended December 31,
	2002	2003	2004	2003/2002	2004/2003
	(in thousands of minutes)			(% change)
Outgoing international traffic at Magyar Telekom Rt.(1)	150,999	138,485	131,516	(8.3)	(5.0)
Outgoing international traffic at Emitel	2,545	2,253	2,257	(11.5)	0.2

(1)
Excludes minutes from calls placed by subscribers of other local telephone operators and mobile service providers. Our revenues relating to these calls are included in revenues from incoming domestic traffic.

        In 2003 and 2004, outgoing international traffic revenues decreased primarily as a result of tariff decreases due to various discounts provided to subscribers of optional price plans. The decrease also resulted from lower usage due to the relatively high number of international calls placed by mobile subscribers and the rapid growth of private leased lines.

        Incoming domestic traffic revenues.    Incoming domestic traffic revenues include amounts related to domestic and international long distance services that we provide to other LTO or mobile customers. Incoming domestic traffic revenues decreased significantly both in 2003 and 2004 due to decreases in rates we receive from other local telephone operators and mobile service providers. The interconnection traffic through our network significantly decreased because of interconnection contracts between other local telephone operators and mobile service providers. In 2004, the decrease is also attributable to lower rates and, to a lesser extent, to a change in mix of calls in LTO direction, where the loss of traffic was the greatest in the LTO-to-mobile call direction, which has the highest per minute interconnection rate.

        Incoming international traffic revenues.    Incoming international traffic revenues consist of amounts paid by foreign carriers for the use of our network to carry calls placed by their customers.

        The following table sets forth information concerning incoming international traffic:

	Year ended December 31,			Year ended December 31,
	2002	2003	2004	2003/2002	2004/2003
	(in thousands of minutes)			(% change)
Incoming international traffic(1)	369,054	334,657	288,564	(9.3)	(13.8)

(1)
Includes minutes from calls transited by Magyar Telekom Rt. and terminating with subscribers of Magyar Telekom, other local telephone operators and mobile service providers. Does not include transit traffic and other international services via Hungary.

        Incoming international traffic revenues decreased in 2003 and 2004, principally as a result of the decrease in international incoming traffic minutes. The decrease in incoming international traffic was more significant for mobile and LTO terminated traffic, while calls terminated in Magyar Telekom Rt. service areas declined to a lesser extent. Mobile and LTO service providers established their own international telecommunications connections and reduced their traffic transited through Magyar Telekom Rt. The decrease in the international incoming traffic was also due to the establishment of independent international links in the second half of 2003 by TMH that allowed TMH to independently handle international call origination and termination traffic. TMH's international traffic data is not included in the table above, but in the revenues and traffic figures of the mobile segment. Incoming international traffic revenues were also negatively affected by the appreciation of the Hungarian forint against the SDR in which international settlement payments between telecommunications providers are generally denominated. HUF/SDR average exchange rates decreased by 5.4 percent in 2003 and by 4.9 percent in 2004.

        Leased line and data transmission.    Revenues from leased lines and data transmission services increased in both 2003 and 2004 as a result of significant growth in the number of Internet subscribers and ADSL customers. The number of Internet subscribers increased by 40.5 percent from December 31, 2002 to December 31, 2003 and by 26.3 percent from December 31, 2003 to December 31, 2004. The proportion of higher revenue generating leased line and broadband Internet customers significantly grew within the customer base, which also contributed to the revenue growth. The share of leased line and broadband customers within the Internet customer base increased from 14.6 percent at the end of 2002 to 37.4 percent by the end of 2003 and to 58 percent to December 31, 2004. The number of ADSL customers has also grown considerably, reaching 203,654 by the end of 2004.

        Equipment sales.    Revenues from telecommunications equipment sales decreased in 2003 as a result of lower equipment sales activity of BCN Rendszerház Kft. The increase in telecommunications equipment sales revenue in 2004 is due to higher amount of equipment sold at Magyar Telekom Rt. during marketing campaigns.

        Other revenues.    Other revenues include construction, maintenance, cable television, audiotex, telex, telegraph and miscellaneous revenues. Other revenues slightly increased in 2003 as a result of increased cable television revenues due to increased number of cable customers and tariff increases. This increase was partly offset by lower advertising revenues relating to phonebook publishing at Magyar Telekom Rt.

        Included in other revenues in 2003 is HUF 6.0 billion in subsidies from the Universal Telecommunication Support Fund to compensate for the maintenance of low usage discount price plans provided by the Hungarian fixed line telecommunications service providers of the Magyar Telekom group. No such compensation was recognized in 2004. This decrease was partly offset by the growth in cable television revenues due to increase in the number of cable television customers as well as higher prices. Through network development and acquisitions, the number of cable customers grew, reaching 383,904 subscribers by the end of 2004 compared to 338,625 at December 31, 2002. Drop Charge revenue also increased at Magyar Telekom Rt.

Macedonian Fixed Line Operations

        The results of the Macedonian fixed line operations include Stonebridge, Maktel and Telemacedonia and the related goodwill arising on consolidation.

        The following table sets forth information regarding Macedonian fixed line revenues:

	Year ended December 31,			Year ended December 31,
	2002	2003	2004	2003/2002	2004/2003
	(in HUF millions)			(% change)
Subscriptions, connections and other charges	10,034	11,535	10,578	15.0	(8.3)
Outgoing domestic traffic revenues	16,750	19,508	17,266	16.5	(11.5)
Outgoing international traffic revenues	5,339	3,631	3,769	(32.0)	3.8

Total outgoing traffic revenues	22,089	23,139	21,035	4.8	(9.1)
Incoming domestic traffic revenues	2,139	1,617	1,696	(24.4)	4.9
Incoming international traffic revenues	7,915	7,370	6,437	(6.9)	(12.7)

Total incoming traffic revenues	10,054	8,987	8,133	(10.6)	(9.5)
Leased lines and data transmission	3,453	3,644	3,691	5.5	1.3
Equipment sales	318	331	372	4.1	12.4
Other revenues	1,845	2,054	1,375	11.3	(33.1)

Total	47,793	49,690	45,184	4.0	(9.1)

        Subscriptions, connections and other charges.    Revenues from subscriptions, connections and other charges increased in 2003 primarily due to an increase in subscription fees as a result of tariff rebalancing in May 2003 as well as the higher average number of fixed line subscribers. In addition, revenues from other charges grew as well due to increased usage of value added services. In 2004, revenues from subscription fees decreased due to the lower average number of revenue generating analog line subscribers, partly offset by the higher average number of ISDN subscribers. Connection fee revenues also decreased due to lower connection fees and lower analog and ISDN gross additions.

        Outgoing domestic traffic revenues.    Outgoing domestic traffic revenue increased in 2003 mainly due to higher tariffs. In 2004, outgoing domestic traffic revenue decreased primarily as a result of usage decrease, partly offset by general price increases as tariff rebalancing occurred in May 2003 and in July 2004.

        Outgoing international traffic revenues.    Outgoing international traffic revenue decreased in 2003 resulting from decreased usage as well as from lower prices. Outgoing international traffic revenue increased in 2004 due to higher tariffs resulting from the rebalancing.

        Incoming international traffic revenues.    Incoming international traffic revenue decreased in 2003 mainly due to the appreciation of the Macedonian denar against the SDR. In 2004, incoming international traffic revenue decreased primarily due to the lower average settlement rates with international telecommunications service providers.

        Leased line and data transmission.    Leased line and data transmission revenues grew both in 2003 and in 2004. The increase in data transmission revenues was due to the higher number of Internet customers, which reached 64,944 by the end of 2004 from 49,040 at the end of 2003. The newly introduced IP-VPN and ADSL services also contributed to the data transmission revenue growth. Leased lines revenues increased both in 2003 and 2004 also due to new leased line agreements and interconnection revenues from the second mobile telecommunications operator, Cosmofon, from June 2003. These increases in 2004 were partly offset by decreased international leased line revenues due to the lower USD exchange rates compared to 2003 as well as the lower number of international leased line contracts in 2004.

Operating Expenses

Hungarian Fixed Line Operations

        The following table sets forth information regarding operating expenses of Hungarian fixed line segment:

	Year ended December 31,			Year ended December 31,
	2002	2003	2004	2003/2002	2004/2003
	(in HUF millions)			(% change)
Operating expenses:
Employee-related expenses	64,117	60,905	78,727	(5.0)	29.3
Depreciation and amortization	76,668	71,861	72,566	(6.3)	1.0
Payments to other network operators	71,899	64,484	50,348	(10.3)	(21.9)
Cost of telecomm. equipment sales	3,706	3,685	3,723	(0.6)	1.0
Other operating expenses	76,250	79,527	83,318	4.3	4.8

Total	292,640	280,462	288,682	(4.2)	2.9

        Employee-related expenses.    Employee-related expenses consist of wages and salaries, social security and other expenses. Employee-related expenses decreased in 2003 as a result of lower net provision for severance at Magyar Telekom Rt. as well as decreases in average headcount. In 2002, we recorded a HUF 8.2 billion severance provision, while in 2003, we recorded an approximately HUF 1 billion provision for severance payments. This decrease was partly offset by a 7.0 percent average wage increase for Magyar Telekom Rt.'s employees in April 2003.

        In 2004, employee-related expenses increased mainly due to HUF 16.7 billion restructuring charges in connection with headcount reductions and organizational changes in 2005 and 2006. In addition, employee-related expenses increased in 2004 due to a 6.0 percent average wage increase at Magyar Telekom Rt. in April 2004, partly offset by a reduction in headcount.

        The average number of employees in the Hungarian fixed line telecommunications segment decreased by 1,118 or 10.2 percent in 2003 and by 355 or 3.6 percent in 2004 as a result of a streamlining of the organizational structure, natural attrition and improved efficiency.

        Depreciation and amortization.    Depreciation and amortization expenses decreased in 2003 primarily as a result of HUF 4.3 billion impairment losses recorded in the fourth quarter of 2002. Impairment losses mainly related to the change in market conditions relating to public payphone assets and certain assets using 3.5 GHz technology. As a consequence of the impairment losses recorded in 2002 and lower fixed asset base in the Hungarian fixed line operations, depreciation and amortization expenses showed a decrease in 2003 as compared to 2002. Depreciation and amortization remained stable in 2004 as compared to 2003. In 2004, we incurred HUF 5,355 million impairment loss on our tangible fixed assets, which was offset by the lower depreciation expenses resulting from the decreased fixed asset base.

        Payments to other network operators.    Payments to other network operators include amounts paid to mobile operators, other local fixed line telephone operators and to foreign telephone operators for calls terminated on their network. In 2003 and 2004, payments to both domestic and international network operators decreased. In 2003, the decrease in international traffic, international settlement rates and HUF/SDR exchange rates similarly contributed to the lower payments to foreign network operators. Payments to foreign network operators decreased in 2004 mainly due to lower international settlement rates as well as lower HUF/SDR exchange rates, and, to a lesser extent, to decreased international traffic. Domestic outpayments decreased both in 2003 and 2004 because of lower traffic transited through Magyar Telekom Rt. and lower interconnection rates resulting from new interconnection contracts.

        Other operating expenses.    In 2003, other operating expenses increased as a result of higher agent commissions paid by Magyar Telekom Rt. and cable television companies, higher marketing expenses due to intensive advertising of some products (ADSL, Open Internet, Turbo Internet) and new price plans at Magyar Telekom Rt. These increases were partly offset by a decrease in consultancy fees and telephone book publishing costs. In 2004, the growth in other operating expenses is due to higher agent commissions paid at Magyar Telekom Rt. and cable television companies, higher marketing expenses as well as higher consulting fees.

        Subcontractor's fees also increased as a result of increased outpayments related to Drop Charge (dial-in information services) at Magyar Telekom Rt. These increases were partly offset by the discontinuation of contribution obligations to the Universal Telecommunications Support Fund.

Operating Profit

        The following table sets forth information concerning operating profit and operating margin for the Hungarian fixed line operations:

	Year ended December 31,			Year ended December 31,
	2002	2003	2004	2003/2002	2004/2003
				(% change)
Operating profit (in HUF millions)	43,666	44,090	13,061	1.0	(70.4)
Operating margin (%)(1)	13.0	13.6	4.3	n.a.	n.a.

(1)
Operating margin is the ratio of operating profit to revenue, expressed as a percentage.

        In 2003, operating profit slightly increased by 1.0 percent mainly as a result of decreased provision for severance, lower payments to other network operators and lower amount of depreciation and amortization. These decreases were partly offset by an increase in other operating expenses. In 2004, operating profit decreased significantly, by 70.4 percent, mainly as a result of the HUF 16.7 billion restructuring charges recorded in 2004 for the severance payments expected to be incurred in 2005 and 2006, impairment losses incurred in 2004 and lower revenues from fixed line telecommunications services.

Macedonian Fixed Line Operations

        The following table sets forth information regarding operating expenses of Macedonian fixed line operations:

	Year ended December 31,			Year ended December 31,
	2002	2003	2004	2003/2002	2004/2003
	(in HUF millions)			(% change)
Operating expenses:
Employee-related expenses	6,508	7,468	10,495	14.8	40.5
Depreciation and amortization	6,166	9,744	9,095	58.0	(6.7)
Payments to other network operators	8,682	10,661	10,353	22.8	(2.9)
Cost of telecomm. equipment sales	267	302	344	13.1	13.9
Other operating expenses	11,034	9,749	7,869	(11.6)	(19.3)

Total	32,657	37,924	38,156	16.1	0.6

        Employee-related expenses.    Employee-related expenses increased both in 2003 and in 2004. In 2003, the increase was a result of higher wages, while in 2004, higher employee-related expenses resulted mainly from increased termination payments. As part of the headcount rationalization, HUF 3.3 billion severance expense was recorded in 2004 at Maktel. The number of employees in the Macedonian fixed line telecommunications segment decreased by 737 or 23.6 percent in 2004.

        Depreciation and amortization.    In 2003, Maktel reviewed the useful life of its property, plant and equipment. The review resulted in generally shorter useful lives than applied earlier mainly for telecommunications equipment and, as a consequence, the annual depreciation charge increased by approximately HUF 3 billion from May 1, 2003. Depreciation and amortization also increased due to gross additions to telephone exchanges and software. Depreciation and amortization expense decreased in 2004 due to the lower fixed asset base of Maktel.

        Payments to other network operators.    Payments to other network operators increased in 2003 due to the increased payments to Mobimak and the second mobile telecommunications service provider, Cosmofon, as a result of increased mobile subscriber base. Payments to other network operators decreased in 2004 as a result of lower international outpayments due to decreased outgoing minutes, lower international average settlement rates as well as the lower MKD/SDR exchange rate.

        Other operating expenses.    Other operating expenses showed a decrease over the period reflecting the successful cost cutting efforts. In 2003, the lower taxes due to cancellation of "war tax" (tax on financial transactions) in January 2003 and lower maintenance expenses also contributed to the decrease.

Operating Profit

        The following table sets forth information concerning operating profit and operating margin for the Macedonian fixed line operations:

	Year ended December 31,			Year ended December 31,
	2002	2003	2004	2003/2002	2004/2003
				(% change)
Operating profit (in HUF millions)	15,136	11,765	7,028	(22.3)	(40.3)
Operating margin (%)(1)	32.5	23.7	15.6	n.a.	n.a.

(1)
Operating margin is the ratio of operating profit to revenue, expressed as a percentage.

        Operating profit decreased by 22.3 percent in 2003 mainly due to higher depreciation charges. Operating profit decreased by 40.3 percent in 2004 mainly due to the significant increase in employee-related expenses and decrease in revenues.

Mobile Telecommunications Segment

        Mobile telecommunications segment includes TMH, Westel 0660 and Mobimak.

Revenues

        Revenues from the mobile telecommunications segment consist of one-time connection fees, monthly subscription fees (only payable by postpaid customers), traffic charges, including fees for enhanced services, and equipment sales.

Hungarian Mobile Operations

        The results of the Hungarian mobile operations include TMH and Westel 0660 and the related goodwill arising on consolidation.

        The following table sets forth information regarding revenues from Hungarian mobile operations:

	Year ended December 31,			Year ended December 31,
	2002	2003	2004	2003/2002	2004/2003
	(in HUF millions)			(% change)
Network usage and access	192,333	203,251	208,918	5.7	2.8
Enhanced services	17,715	25,262	28,684	42.6	13.5
Equipment sales	17,811	21,742	22,965	22.1	5.6
Activation fees	1,260	832	676	(34.0)	(18.8)
Other revenues	3,493	3,054	1,780	(12.6)	(41.7)

Total	232,612	254,141	263,023	9.3	3.5

        The following table provides information concerning subscribers of mobile telecommunications services and monthly usage of the network at TMH:

	Year ended December 31,			Year ended December 31,
	2002	2003	2004	2003/2002	2004/2003
				(% change)
Average number of subscribers
TMH	2,928,075	3,517,592	3,906,319	20.1	11.1
Westel 0660	33,827	8,948	0	(73.5)	(100.0)
Churn rate
TMH subscriber (%)	14.7	19.8	15.9	n.a.	n.a.
Average monthly usage per TMH subscriber (minutes)	118	114	115	(3.4)	0.9
Average Revenue per User ("ARPU") in HUF
TMH subscriber	5,732	5,261	4,945	(8.2)	(6.0)
Postpaid TMH subscriber	n.a.	12,806	11,828	n.a.	(7.6)
Prepaid TMH subscriber	n.a.	2,684	2,380	n.a.	(11.3)

        Network usage and access.    Revenues from network usage and access increased in 2003 and 2004 principally as a result of rapid growth in the number of subscribers. The average number of TMH subscribers grew by 20.1 percent in 2003 and 11.1 percent in 2004. Prepaid customers accounted for 73.0 percent of gross additions in the year ended December 31, 2004 and represented 71.1 percent of total TMH customers at December 31, 2004. TMH continuously monitors its churn rates and proactively offers tailor-made discounts to retain valuable customers.

        Average acquisition cost per customer fell by 16.8 percent to HUF 10,275 in 2004 from HUF 12,353 a year earlier at TMH. When calculating subscriber acquisition cost, TMH includes the connection margin (activation fee less the SIM card cost), the sales related equipment subsidy and agent fee.

        TMH's average usage per customer per month measured in Minutes of Use ("MOU") slightly increased by 0.9 percent from 114 minutes in 2003 to 115 minutes in 2004. The ARPU decreased from HUF 5,261 in 2003 to HUF 4,945 in 2004 as the proportion of calls within the TMH network with lower per minute fees increased.

        The increase in revenue was also partly offset by the decrease in fixed-to-mobile termination fees. Pursuant to the relevant provisions of Decree 9/2003 and Decree 10/2003, issued by the Ministry at the end of June 2003 and also in accordance with the decision of the Telecommunications Arbitration Council published on July 8, 2003 with regards to the regulation of interconnect charges applicable by TMH for fixed-to-mobile calls terminating on its network, the relevant interconnect charges were required to be reduced by 10 percent from September 1, 2003. In May 2004, the NCA ordered TMH to further reduce its interconnection fees by an average of 8.8 percent.

        Enhanced services.    Within the mobile telecommunications segment, enhanced services show the highest increase, with more than 40 percent growth in 2003 and over 10 percent growth in 2004. Enhanced services represented approximately 11 percent of revenues from mobile telecommunications services in 2004. This revenue is primarily from fees charged for short message services and multimedia messaging services.

        Equipment sales.    Equipment sales increased both in 2003 and in 2004 in the mobile segment due to higher upgrade revenues and higher average sales price of phonesets, partly offset by the lower number of gross additions. Upgrade revenues and average sales prices of phonesets increased both in 2003 and 2004, as customers were purchasing mobile phones equipped with more functions. These increases were partly offset by the lower gross additions to the number of subscribers in 2003 and 2004.

Macedonian Mobile Operations

        The results of the Macedonian mobile operations include Mobimak, Maktel's fully owned subsidiary and the related goodwill arising on consolidation.

        The following table sets forth information regarding Macedonian mobile revenues:

	Year ended December 31,			Year ended December 31,
	2002	2003	2004	2003/2002	2004/2003
	(in HUF millions)			(% change)
Network usage and access	24,680	26,231	27,417	6.3	4.5
Enhanced services	2,081	2,803	3,309	34.7	18.1
Equipment sales	1,489	1,408	2,062	(5.4)	46.4
Activation fees	982	774	201	(21.2)	(74.0)
Other revenues	250	359	745	43.6	107.5

Total	29,482	31,575	33,734	7.1	6.8

        The following table provides information concerning subscribers of mobile telecommunications services and monthly usage of the network at Mobimak:

	Year ended December 31,			Year ended December 31,
	2002	2003	2004	2003/2002	2004/2003
				(% change)
Average number of subscribers	293,842	445,006	638,063	51.4	43.4
Average monthly usage per Mobimak subscriber (minutes)	118	84	66	(28.8)	(21.4)
Average Revenue per User ("ARPU") in HUF	6,855	5,264	3,804	(23.2)	(27.7)

        Network usage and access.    Revenues of the Macedonian mobile operations increased both in 2003 and 2004 mainly as a result of significant growth in the number of subscribers. Within the mobile subscriber base, the number of prepaid subscribers shows more significant growth, which represented approximately 84 percent of total mobile customers by December 31, 2004 compared to 81 percent at the end of 2003.

        The revenue effect of the increase in the number of mobile subscribers was partly offset by lower MOU and lower tariffs. Mobimak's MOU decreased by 21.4 percent from 84 minutes in 2003 to 66 minutes in 2004. The ARPU also decreased from HUF 5,264 in 2003 to HUF 3,804 in 2004.

        Enhanced services.    Enhanced services increased over the period due to the increased usage of value added services.

        Equipment sales.    Equipment sales revenue in the mobile segment decreased in 2003 due to the lower average price of mobile handsets, partly offset by higher gross additions. Equipment sales revenue increased in 2004 primarily as a result of higher gross additions and higher average price of mobile handsets.

Operating Expenses

Hungarian Mobile Operations

        The following table sets forth information regarding operating expenses for the Hungarian mobile operations:

	Year ended December 31,			Year ended December 31,
	2002	2003	2004	2003/2002	2004/2003
	(in HUF millions)			(% change)
Operating expenses:
Employee-related expenses	17,457	18,552	18,708	6.3	0.8
Depreciation and amortization	35,423	39,895	47,571	12.6	19.2
Payments to other network operators	43,929	50,555	57,361	15.1	13.5
Cost of telecomm. equipment sales	33,494	34,613	34,172	3.3	(1.3)
Other operating expenses	49,919	55,496	49,083	11.2	(11.6)

Total	180,222	199,111	206,895	10.5	3.9

        Employee-related expenses.    Employee-related expenses increased in 2003 and 2004, principally as a result of higher workforce levels and nominal increases in wages. The average number of TMH employees grew by 21 or 1.2 percent in 2003 and by 18 or 1.0 percent in 2004, principally as a result of increased sales and service personnel to accommodate the larger subscriber base.

        Depreciation and amortization.    Depreciation and amortization expenses increased in 2003 as a result of the higher number of base stations at TMH. Following the decision to rebrand Westel to T-Mobile Hungary, the total net book value of Westel brand name was impaired during 2004 resulting in a HUF 4.4 billion additional amortization charge. In 2004, the increase is also due to higher software gross book value and the resulting higher software amortization expense at TMH.

        Payments to other network operators.    Payments to other network operators include amounts paid by TMH and Westel 0660 to other mobile telephone operators and to the fixed line telephone operators as well as to the foreign mobile telephone operators for terminating their calls. Payments to other network operators increased in both 2003 and 2004 as a result of the higher subscriber base of TMH.

        Cost of telecommunications equipment sales.    Cost of telecommunications equipment sales increased in 2003 mainly resulting from the significantly higher level of upgrade costs and increased average cost of mobile phones, partly offset by lower gross additions to subscribers at TMH. In 2004, cost of telecommunications equipment sales decreased owing to lower gross additions at TMH, partly offset by the higher amount of upgrade cost and the higher average cost of phonesets.

        Other operating expenses.    Other operating expenses increased in 2003 principally due to marketing expenses, SIM costs, maintenance of base stations, upgrading software and hardware support to accommodate the needs of the increased subscriber base and higher provisions, local taxes and frequency fees. In 2003, other operating expenses also included contributions payable to the Universal Telecommunications Support Fund.

        Other operating expenses increased in 2003 partly due to a provision that TMH made for a potential tax penalty in connection with the allocation of local taxes. See "Item 8 — Other Financial Information — Legal Proceedings". In addition, agency fees include HUF 1.5 billion that TMH paid to Fotex in the last quarter of 2003. According to a contract signed on December 10, 2003, TMH took over from Fotex its dealer network contract relationships consisting of 81 outlets. The agreement came into effect on December 31, 2003.

        In 2004, other operating expenses showed a decrease mainly due to the fact that agency fees are no longer payable to Fotex as mentioned above and due to the impact of the provision for local tax penalty in 2003. Further decrease resulted from the discontinuation of contribution obligations to the Universal Telecommunications Support Fund.

        In 2004, other operating expenses included the costs incurred in relation to the change of Westel's brand name into TMH as well as HUF 5,920 million other income, which is the compensation received from DT for the loss of value incurred in the discontinuation of the Westel brand name.

Operating Profit

        The following table sets forth information concerning operating profit and operating margin for the Hungarian mobile telecommunications segment:

	Year ended December 31,			Year ended December 31,
	2002	2003	2004	2003/2002	2004/2003
				(% change)
Operating profit (in HUF millions)	52,390	55,030	56,128	5.0	2.0
Operating margin (%)(1)	22.5	21.7	21.3	n.a.	n.a.

(1)
Operating margin is the ratio of operating profit to revenue, expressed as a percentage.

        Operating profit increased by 5.0 percent in 2003 and by 2.0 percent in 2004 mainly as a result of growth in the number of mobile customers.

Macedonian Mobile Operations

        The following table sets forth information regarding operating expenses for the Macedonian mobile operations:

	Year ended December 31,			Year ended December 31,
	2002	2003	2004	2003/2002	2004/2003
	(in HUF millions)			(% change)
Operating expenses:
Employee-related expenses.	1,317	1,461	1,657	10.9	13.4
Depreciation and amortization	4,484	6,834	8,434	52.4	23.4
Payments to other network operators	3,280	2,910	3,403	(11.3)	16.9
Cost of telecomm. equipment sales	2,813	2,484	3,227	(11.7)	29.9
Other operating expenses	6,540	6,707	7,966	2.6	18.8

Total	18,434	20,396	24,687	10.6	21.0

        Employee-related expenses.    Employee-related expenses increased in 2003 and 2004, principally as a result of the higher number of employees and nominal increases in wages. The number of Mobimak employees grew by 4.5 percent from 399 at the end of 2003 to 417 by December 31, 2004.

        Depreciation and amortization.    Depreciation and amortization expenses increased significantly both in 2003 and in 2004 mainly as a result of the acceleration of depreciation of certain fixed assets following the revision of useful lives in May 2003.

        Payments to other network operators.    Payments to other network operators decreased in 2003 due to decreased international outpayments resulting from lower international traffic as well as the appreciation of the Macedonian denar against the SDR. In 2004, the increase was owing to the growth in domestic outpayments due to the entry of the second mobile operator, Cosmofon in June 2003, partly offset by lower international outpayments resulting from decreased outgoing minutes, lower international average settlement rates as well as the lower MKD/SDR exchange rate.

        Cost of telecommunications equipment sales.    Cost of telecommunications equipment sales decreased in 2003 mainly resulting from the lower average cost of mobile phones, partly offset by increased gross additions to subscribers at Mobimak. In 2004, cost of telecommunications equipment sales increased owing to higher gross additions at Mobimak, partly offset by the lower average cost of phonesets.

        Other operating expenses.    Other operating expenses increased both in 2003 and in 2004, principally due to increased agency fees in line with higher gross additions at Mobimak. In 2004, higher concession fee relating to annual radio frequency fees also contributed to the increase.

Operating Profit

        The following table sets forth information concerning operating profit and operating margin for the Macedonian mobile telecommunications segment:

	Year ended December 31,			Year ended December 31,
	2002	2003	2004	2003/2002	2004/2003
				(% change)
Operating profit (in HUF millions)	11,048	11,179	9,047	1.2	(19.1)
Operating margin (%)(1)	37.5	35.4	26.8	n.a.	n.a.

(1)
Operating margin is the ratio of operating profit to revenue, expressed as a percentage.

        Operating profit increased by 1.2 percent in 2003 mainly as a result of the growth in mobile revenues in line with the higher number of mobile customers. Operating profit decreased by 19.1 percent in 2004 primarily due to higher depreciation and amortization expenses and the increase in other operating expenses.

Net Interest and Other Charges — Total

        The following table sets forth information concerning net interest and other charges:

	Year ended December 31,			Year ended December 31,
	2002	2003	2004	2003/2002	2004/2003
	(in HUF millions)			(% change)
Interest expense:
Hungarian forint	14,173	21,315	34,611	50.4	62.4
Foreign currency	12,459	4,469	120	(64.1)	(97.3)
(Gains)/losses on derivatives	9,435	972	(647)	(89.7)	n.m.
Net foreign exchange losses/(gains)	(10,948)	8,799	523	n.m.	(94.1)
Bank charges and other financial expenses	3,686	5,364	3,183	45.5	(40.7)

Total interest expense and other charges	28,805	40,919	37,790	42.1	(7.6)
Interest capitalized	(226)	(41)	-	(81.9)	(100.0)
Interest and other financial income	(660)	(876)	(1,644)	32.7	87.7

	27,919	40,002	36,146	43.3	(9.6)

        Net interest and other charges increased in 2003 primarily as a result of an increase in net foreign exchange loss. Net foreign exchange loss including gains and losses on derivatives increased in 2003 due to the significant depreciation of the Hungarian forint throughout the year and also due to the devaluation of the Hungarian forint in September 2003 by the NBH. The increase was partially offset by a decrease in interest expenses due to the lower level of loans. Gains and losses on derivatives decreased significantly in 2003, since all open swap positions were terminated as a result of the refinancing of foreign currency denominated loans with Hungarian forint denominated loans. The gains and losses on these terminations were included in net foreign exchange losses and offset the gains and losses on the underlying loans. In line with our financing strategy, we prepaid our foreign currency denominated European Investment Bank ("EIB") loans in the fourth quarter of 2003 and refinanced them with Hungarian forint denominated loans. The prepayment was subject to prepayment penalty of EUR 3.65 million and USD 3.13 million. These amounts are included in Bank charges and other financial expenses in 2003. The transaction resulted in the elimination of substantially all foreign currency exposure from the debt portfolio, and the foreign currency denominated interest expense significantly decreased, while Hungarian forint denominated interest expense increased.

        Net interest and other charges decreased in 2004 mainly as a result of a decrease in net foreign exchange loss. This change in net foreign exchange loss resulted primarily from a significant decrease of the average foreign exchange loan balance and the appreciation of the Hungarian forint throughout the year. Bank charges and other financial expenses also showed a decrease reflecting the above mentioned one-time prepayment penalty relating to the EIB loan in 2003. These decreases were partly offset by higher interest expenses resulting from the higher proportion of Hungarian forint denominated loans in our debt portfolio, which led to a higher average interest rate. See Item 11 for certain quantitative and qualitative information about financial instruments.

Income Tax — Total

        The following table sets forth information concerning our income tax expense:

	Year ended December 31,			Year ended December 31,
	2002	2003	2004	2003/2002	2004/2003
	(in HUF millions)			(% change)
Income tax expense	13,245	13,685	8,088	3.3	(40.9)

        Magyar Telekom Rt. and TMH qualified for a reduction in income tax payable under the Hungarian tax regulations. The reduction was subject to the following conditions: (1) one half of the company's annual revenues originate from public telecommunications services; (2) the company's initial share capital exceeds HUF 50 million; and (3) at least 30 percent of the company's initial share capital is held by non-Hungarians.

        The reduction consists of a 100 percent allowance for five years from the date of qualification and a 60 percent allowance for additional five years. Through 1998, Magyar Telekom Rt. and TMH qualified for the 100 percent allowance. From January 1, 1999 until the end of 2003, Magyar Telekom Rt. was able to benefit from the reduced allowance of 60 percent (resulting in an effective tax rate of 7.2 percent). From January 1, 1996 through December 31, 1999, Westel 0660 utilized the reduced allowance of 60 percent.

        In December 2003, the Hungarian Parliament passed the new tax law in which the corporate tax rate was reduced from 18 percent to 16 percent effective January 2004. Deferred tax balances of the group were amended accordingly at the end of 2003.

        Differences in timing between tax accounting and financial reporting generate deferred tax assets and liabilities in the consolidated financial statements. We record these temporary differences according to the liability method in the current period.

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

        To increase broadband Internet penetration in Hungary, the Hungarian government declared that companies investing over HUF 100 million in Internet broadband assets (e.g. ADSL lines) in 2003 and in 2004 can apply for a corporate tax reduction. The potential reduction of the corporate tax charge is defined as a percentage of the companies' capital investment in broadband Internet assets, which was HUF 6.6 billion for 2003 and HUF 8.9 billion for 2004 in our case. As a result of this new tax incentive, Magyar Telekom Rt. is entitled to a total corporate tax reduction of HUF 6,849 million (HUF 3,879 million from 2004 and HUF 2,970 million from 2003), which can be used by Magyar Telekom Rt. in the years 2003-2008, of which we used HUF 33 million in 2003. As the recoverability of these tax credits was uncertain in 2003, no deferred tax asset was recognized in 2003. Due to the change in the assessment of recoverability, we recognized a deferred tax asset of HUF 6,849 million in 2004. As these investment tax credits are governmental grants in essence, we recognized the deferred tax asset against the cost of the related investment.

        Income tax expense increased in 2003 due to the recognition of significant deferred tax assets in 2002, arising from several years' tax losses at Westel 0660, T-Online Hungary and T-Kábel Hungary resulting from the change of the assessment of their recoverability. This increase was partly offset by lower taxable profits of Magyar Telekom Rt., TMH and Maktel.

        Income tax expense decreased in 2004 as compared to 2003, mainly because of the lower pre-tax profit. In addition, the change in the income tax rate from 18 percent to 16 percent in 2004 also contributed to the decrease in the income tax expense.

CRITICAL ACCOUNTING POLICIES

        The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with IFRS. Reported financial conditions and results of our operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. We base our estimates on historical experience and on various other assumptions, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

        The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing our financial statements. We believe that the following critical accounting policies involve the most significant judgments and estimates used in the preparation of our consolidated financial statements.

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

        We believe that the accounting estimate related to the determination of the useful lives of assets is a critical accounting estimate since it involves assumptions about technological development in an innovative industry. Further, due to the significant weight of long-lived assets in our total assets, the impact of any changes in these assumptions could be material to our financial position, and results of operations.

        On January 1, 2003, May 31, 2003, and January 1, 2004 we revised the useful lives of certain tangible fixed assets, which resulted in an increase to the depreciation charge of HUF 5,099 million for 2003 and HUF 177 million for 2004. These assets included buildings, network items (e.g., multiplexers, interfaces, regenerators, subscriber telephones), ATM and VSAT assets, assets of operation and service supporting systems, vehicles and computers in 2003 and included servers, software licenses, billing systems, transmission technical equipment and public phones in 2004. The useful lives of these assets were revised as part of a regular annual review and have been changed to reflect technological changes since their placement into operation.

Impairment of property, plant and equipment and intangibles

        We assess the impairment of identifiable property, plant, equipment and intangibles whenever there is a reason to believe that the carrying value may materially exceed the fair value and where impairment in value is anticipated. When an impairment in the value of assets occurs, impairment losses are recognized. Impairment is based on a broad measure of factors. Among others, we typically consider future revenues and expenses, technological obsolescence, discontinuance of services and other changes in circumstances that may indicate an impairment.

        We believe that the accounting estimate related to asset impairment is a critical accounting estimate, based on the need for the above assumptions and the fact that recognizing an impairment could have a material impact on our financial position and operating results.

        Impairment losses charged in 2004 mainly relate to MLLN node equipment and operational system, DTU, FMUX and High Speed Subscriber's Facilities. As a result of the rebranding of Westel to T-Mobile Hungary, the carrying value of the capitalized Westel brand name was impaired and then de-recognized as the rebranding was completed by June 5, 2004.

Allocation of purchase price

        Accounting for property, plant, equipment and intangible assets involves the use of estimates for determining fair value at the acquisition date and the useful lives of the assets over which the costs of acquiring these assets are charged to the income statement.

        The allocation of the purchase price requires extensive use of estimates and fair value assumptions. Further, the depreciation or amortization and impairment of the purchase price allocated to long-lived assets can have a significant impact on our financial position and operating results. Based on this, we believe that the accounting estimate related to the purchase price allocation is a critical accounting estimate.

Valuation of goodwill

        Under IFRS, goodwill resulting from business combinations was amortized on a straight-line basis over its useful life related to acquisitions before March 31, 2004. Goodwill arising on acquisitions after this date is not amortized, but tested for impairment annually or more frequently when circumstances indicate the risk of impairment, in accordance with IFRS 3. The major impact of adopting IFRS 3 in our financial statements was the discontinuation of the goodwill amortization from January 1, 2005. For acquisitions after March 31, 2004 we already applied the provisions of IFRS 3, as required by the standard. Further change was that IFRS 3 allows the recognition of certain intangible assets on acquisitions that were not separate from goodwill in the past when applying the provisions of IAS 22 — Business Combinations.

        For U.S. GAAP purposes, on January 1, 2002, we adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets". On adoption of SFAS 142, we stopped amortizing goodwill. According to SFAS 142 goodwill must be tested at least annually for impairment. After initial adoption of the statement, any future impairment is recorded in amortization expense.

        We initially completed the impairment tests in the first half of 2002 for January 1, 2002, then in November 2002, 2003 and 2004. As a result of these tests, no impairment was necessary to be recorded under U.S. GAAP.

        We believe that the accounting policies related to goodwill are critical accounting policies. Under U.S. GAAP, the determination of the value of goodwill involves assumptions about fair values, and the impact of recognizing an impairment could be material to the financial statements and operating results. In case of IFRS financial statements, the useful lives of goodwill were determined based on assumptions made on the expected economic life of the entities they relate to. The impact of changes in these assumptions could have been significant to the result of operations.

        As none of our subsidiaries are listed companies, the fair values of the business units and reportable segments are calculated based on the discounted projected cashflows of these units.

Revenue recognition

        Revenues from fees we charge when we connect subscribers for the first time to the fixed or the mobile networks are recognized upon service activation. Fixed line connection fees received before October 1997 were deferred and are recognized as revenue over a period of 10 years.

        Monthly subscription fees represent a fixed monthly fee charged to subscribers for access to our network. Such fees are recognized in the month during which the customer is permitted access to the network.

        Outgoing traffic represents customer and third party use of our telecommunications network. Customers and third parties are charged for outgoing traffic based on their actual use of the network multiplied by a contractually agreed rate. The revenue from usage is recognized in the period in which service is provided to the customers or third parties.

        Revenues from the sale of public phone cards, prepaid mobile cards and prepaid Internet cards are recognized as used by the customers or when the cards expire with unused units.

        Incoming traffic revenue is recognized in the period of related usage. A proportion of the revenue received is often paid to other operators (including roaming) for the use of their networks, where appropriate. The revenues and costs of these transit calls are stated gross in these consolidated financial statements and recognized in the period of related usage.

        Leased line services are provided to customers on a monthly rental basis, while data transmission is charged on a unit basis. These revenues are recognized in the period of usage or availability of the service to the customer.

        Revenues and costs from sale of telephone sets and other telecommunications equipment are recognized upon delivery.

        In the U.S. GAAP accounts, fixed line connection fees and mobile activation fees until December 31, 2003 were deferred and recognized as revenue over the expected customer relationship period. Directly related expenses of the connections and activations were also deferred up to the amount of the revenues.

        As of January 1, 2004 Magyar Telekom adopted Emerging Issues Task Force ("EITF") 00-21 and Staff Accounting Bulletin ("SAB") 104 in its US GAAP accounts, according to which connections and activations are no longer considered separate earnings events, but one element of a package comprising multiple deliverables. Revenues from multiple deliverable packages are recognized in proportion to the relative fair values of the individual elements. Accordingly, amounts collected for connections and activations are allocated to the other elements of the packages and recognized according to revenue recognition policies applied to those services (such as equipment sales, prepaid airtime, etc.).

Deferred taxes

        We are required to estimate our actual current tax exposure and to assess the temporary differences resulting from differing treatment of items for tax and financial reporting purposes. The principal temporary differences arise from depreciation on property, plant and equipment, impairment of receivables, provisions for liabilities and charges, government loans, tax losses and investment tax credits carried forward. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. In the course of our tax planning procedures, we must assess the recoverability of these deferred tax assets.

        We believe that the accounting estimate used to establish deferred tax asset balances is a critical accounting estimate since it involves assumptions about the probability of future taxable income to determine the benefit of tax losses and investments tax credits carried forward.

Impairment loss for doubtful accounts

        We calculate impairment for doubtful accounts based on estimated losses resulting from the inability of our customers to make required payments. We base our estimate on the aging of our account receivables balance and our historical write-off experience, customer credit-worthiness and changes in our customer payment terms when evaluating the adequacy of the impairment loss for doubtful accounts.

        We believe that the accounting estimate related to impairment of doubtful receivables is a critical accounting estimate since it involves assumptions about future customer behavior and the resulting future cash collections. If the financial condition of our customers were to deteriorate, actual write-offs of currently existing receivables may be higher than expected and may exceed the level of the impairment losses recognized so far.

Compensation received for renaming of Westel to TMH

        Our mobile subsidiary, Westel was renamed as T-Mobile Hungary during 2004. The loss of value caused by discontinuing the Westel brand and the expenditure incurred in connection with the launch and promotion of the new brand was compensated in value by Deutsche Telekom AG, the parent company of Magyar Telekom.

        The compensation received for the loss of value is shown as other income, while the write-off of the old brand and the costs of launching and promoting the new brand are shown gross as amortization and other expenses, respectively, in the IFRS income statement.

        Under U.S. GAAP, we recognized the same expenses, but the compensation received is accounted for as a concurrent contribution of capital by the majority shareholder in accordance with APB 25 and SAB Topic 5-T.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow analysis

        The following table sets forth information concerning our cashflows:

	Year ended December 31,
	2002	2003	2004
	(in HUF millions)
Net cashflows:
From operating activities	199,043	198,116	189,751
From investing activities	(119,941)	(94,701)	(100,787)
From financing activities	(80,054)	(92,035)	(72,095)
Effect of foreign exchange rate changes on cash and cash equivalents	(314)	1,901	(2,122)
Change in cash and cash equivalents	(1,266)	13,281	14,747
Cash and cash equivalents, beginning of period	10,117	8,851	22,132
Cash and cash equivalents, end of period	8,851	22,132	36,879

        Net Cashflows from Operating Activities.    Our primary source of liquidity is cashflows from operating activities.

        Net cashflows from operating activities decreased by HUF 927 million in 2003 as compared to 2002. The HUF 2,804 million increase in interest paid was party offset by a HUF 961 million increase in cash generated from operations and a HUF 916 million decrease in income tax paid.

        Net cashflows from operating activities decreased by HUF 8,365 million in 2004 as compared to 2003. The HUF 5,816 million decrease in cash generated from operations and the HUF 3,967 million increase in interest paid was partly offset by a HUF 1,418 million decrease in income tax paid.

        Net Cashflows from Investing Activities.    Net cashflows from investing activities are primarily driven by capital expenditures and acquisitions of businesses. In 2003, cash spent on purchase of subsidiaries decreased significantly as compared to 2002 as HUF 11.5 billion was paid to DT in 2003 in connection with the TMH acquisition made in 2002. In 2004, the HUF 13,726 million increase in capital expenditures represents mainly TMH's payment of the first installment of the UMTS license fee. HUF 17,273 million spent on purchase of subsidiaries and business units represents our acquisition of an additional 3.05 percent stake in Stonebridge in July 2004 and further 7.44 percent stake in October 2004 as well as the acquisition of a 49 percent stake in T-Systems Hungary. Purchase of tangible and intangible assets were HUF 109,988 million in 2002, HUF 90,788 million in 2003 and HUF 91,748 million in 2004.

        Net Cashflows from Financing Activities.    Net cashflows from financing activities primarily relate to our borrowing activities and dividend payment.

        We had a net repayment of loans of HUF 69,358 million in 2002 and HUF 68,526 million in 2003 and received net proceeds from loans of HUF 6,199 million in 2004 to finance the payment of higher dividends. In 2004, we paid dividends to shareholders in an amount of HUF 78,294 million compared to HUF 23,507 million in 2003. This significant growth is primarily due to the increase in dividend per share from HUF 18 for the year 2002 to HUF 70 for the year 2003.

        We carry indebtedness at a level we consider appropriate based on a number of factors, including cash flow expectations (i.e., cash requirements for ongoing operation, investment plans), expectations of investors, analysts, rating agencies and the overall cost of capital. We announced a definite dividend policy in 2003, according to which the net debt ratio is to be kept between 30 to 40 percent. Under the new dividend policy, we paid an increased amount of HUF 70 dividend per share in 2004 for the year 2003 to maintain the net debt ratio in the target range. Our net debt ratio was 32.9 percent at December 31, 2004. Future dividend payment will be determined by the new dividend policy and will depend on our cashflow generation and potential acquisition opportunities. If attractive acquisition opportunities do not emerge, we plan to keep or increase the rate of dividends, as stated in the dividend policy.

        At December 31, 2004, we had undrawn committed credit facilities of HUF 40,664 million. These credit facilities are subject to an interest rate of London Interbank Offered Rate ("LIBOR"), Budapest Interbank Offered Rate ("BUBOR") or commercial floating bank prime rates plus an applicable margin. Receivables totaling HUF 440 million have been pledged under the credit facilities.

Indebtedness

        Our total indebtedness analyzed by currency is as follows:

	At December 31,
	2003	2004
	(in HUF millions)
Hungarian forint	313,784	320,144
Euro	496	464

Total	314,280	320,608

        HUF 94,538 million is scheduled for repayment in 2005, HUF 103,538 million in 2006 and HUF 25,673 million in 2007. We expect scheduled repayments of indebtedness to be financed through refinancing with DT, refinancing through the Hungarian financial market, from cashflows from operating activities and from undrawn committed credit facilities. The major source of refinancing will be Deutsche Telekom, which has agreed to meet our financial needs through June 2006.

        In 2004, short-term loans were partly refinanced with medium and long-term loans to decrease refinancing risk. As a result, the average maturity of the loan portfolio increased to 2.4 years at the end of 2004 compared to 1.3 years at the end of 2003.

        HUF 12.5 billion loan taken from EIB in 1999 was fully repaid in June 2004 at the final maturity.

        HUF 126.6 billion inter-company loan was refinanced in two steps. In May 2004, HUF 50 billion part of the loan was refinanced by HUF 10 billion cash and a HUF 40 billion new inter-company loan bearing fixed interest rate of 10.95 percent and maturing in May 2005. In August 2004, HUF 76.6 billion loan was mainly repaid from several smaller inter-company loans totalling of HUF 64 billion. All loans are HUF denominated and bear a fixed interest rate between 9.61 percent and 11.16 percent, and their terms vary from five months to five years.

        In addition, a HUF 60 billion inter-company loan was drawn to finance the dividend payment. The loan is denominated in HUF and has two tranches: HUF 40 billion tranche will mature in 2012 and HUF 20 billion tranche in 2008. Their interest is subject to a 81.4 basis-points spread a 55.1 basis-points spread over three month BUBOR respectively.

        In 2004, the primary source of financing was Deutsche Telekom. See "Item 7 — Related Party Transactions" for more details on DT loans.

        Our operating revenues and expenses are denominated almost entirely in Hungarian forints. Amounts payable to and receivable from other international carriers, which are denominated in a basket of currencies known as SDRs, are netted against one another and settled primarily in U.S. dollars and Euros. Capital expenditures are denominated partly in foreign currencies, principally U.S. dollars and euros.

        We hedge against foreign exchange and interest rate risk associated with our loan portfolio. At December 31, 2004, the loans were 100 percent denominated in HUF, thus the foreign exchange risk of the loan portfolio is naturally hedged by the HUF-denominated revenues. In 2004, high HUF interest rates made HUF financing more expensive from an interest rate perspective as compared to other currencies with lower interest rates. The volatility and thus the risk of the Hungarian currency are high, and we expect them to remain high in the future due to unfavourable macroeconomic conditions, elections in 2006, and other factors until the entry into the European Monetary Union. Therefore, we follow a conservative strategy of total hedging against the currency risks even though it involves taking potentially higher interest costs.

        At December 31, 2004, 55.8 percent of the loan portfolio bore fixed interest rates — these are mainly the medium and long-term elements of the portfolio — while 44.2 percent of the loan portfolio was subject to variable interest rates. Short-term loans are partially taken to manage liquidity peaks and their variable rates are based on BUBOR plus a margin. Taking into consideration the increased — and expectedly remaining high — HUF interest rate volatility, we follow the approach of balancing the fixed and variable interest rate elements in our portfolio or even overweigh the fixed elements to some extent.

        Financial covenants.    Certain loan agreements contain covenant restrictions that require maintenance of pre-defined financial ratios. Breach of such covenants would make HUF 15,500 million due and payable in 30 days if not remedied. At December 31, 2004 we were in compliance with these covenants. One of the covenants requires us to maintain a debt to EBITDA ratio below 3.0. The other covenant requires us to maintain an EBITDA to interest expense ratio above 2.0.

        We do not have any legal or economic restrictions on the ability of our subsidiaries to transfer funds to the Company in forms of cash dividends, loans or advances.

        For additional information about market risk sensitive instruments see "Item 11 — Quantitative and Qualitative Disclosures about Market Risk".

Liquidity

        The primary source of managing our liquidity of is our free cashflow. Liquidity peaks are financed from current account overdrafts and bilateral shelf facilities. Total amount of committed shelf facilities from the Hungarian bank market amount to HUF 42,959 million, out of which HUF 18,750 million was undrawn at the end of 2004. We also have a EUR 50 million shelf facility with Deutsche Telekom, which functions as a safety net for potential liquidity peaks and has not been drawn since its signing on April 16, 2004.

        We have non-committed lines at Hungarian banks in the amount of around HUF 15 billion, which can be drawn for a maximum period of 90 days. Since these are non-committed lines, we do not rely on them when managing liquidity, however they are used when the liquidity need is only short-term. At the end of 2004, no amount was drawn from these facilities.

	Amount of the facility	Drawn at the end of 2004	Available at the end of 2004
	(in HUF millions)
Current account overdrafts	10,990	1,372	9,618
Bilateral loans	42,959	24,209	18,750
DT shelf facility	12,297	-	12,297

Total credit lines	66,246	25,581	40,665
Total uncommitted lines	15,150	-	15,150

Total lines for liquidity purposes	81,396	25,581	55,815

        The current amount and structure of shelf facilities is satisfactory, and considering only the liquidity management, we believe that there is no need to establish new facilities.

	Maturity structure
	2005	2006	2007
	(in HUF millions)
Current account overdrafts	10,990	-	-
Bilateral loans	18,409	6,500	18,050
DT shelf facility	-	-	12,297

Total credit lines	29,399	6,500	30,347

        For major financing needs (such as refinancing or financing acquisitions), Deutsche Telekom helps us finance through the international capital markets and passes the conditions of the loans on arms length's basis to us. Should this financing source cease to become available in the future, we would be able to raise funds from the Hungarian syndicated loan market and the Hungarian capital market. Our financial position is quite strong in the Hungarian markets and therefore we expect to be able to obtain financing at favorable terms from these markets. The Hungarian corporate bond market is well developed, therefore our medium-term note issuance could be attractively priced and sold to investors. In addition, we have access to the international bank and capital markets.

        Our shares are listed on the Budapest Stock Exchange ("BSE") and the New York Stock Exchange ("NYSE"). We have 4,900,000 treasury shares. These shares are maintained to hedge and finance exercises of share options under the management share option plan launched in 2002. No issuance is likely in the foreseeable future.

        For additional information about market risk sensitive instruments see "Item 11 — Quantitative and Qualitative Disclosures about Market Risk".

Credit rating

        In 2000, we requested both Moody's Investors Services ("Moody's") and Standard & Poor's Ratings Services ("S&P") to initiate rating coverage.

        Our initial credit rating assigned by Moody's for the long-term senior unsecured foreign and domestic currency ratings, announced on November 14, 2000, was Baa1, with a stable outlook.

        On December 7, 2000, S&P announced a local currency credit rating of A- with a negative outlook, and a foreign currency corporate credit rating of BBB+ with a positive outlook. The local currency rating took into account the DT influence, whereas for the foreign currency rating, the positive outlook of the Hungarian sovereign was factored in. On January 3, 2001, S&P raised our long-term foreign currency corporate rating to A- in line with the Hungarian sovereign, and revised from the positive outlook to negative. The rating actions reflected the upgrade of the long-term foreign currency issuer credit rating of Hungary.

        On February 25, 2002, both Moody's and S&P put DT on a negative watch and stated a possible one-notch downgrade of DT due to its need to reduce debt and doubts over its asset sales. Following this step, S&P placed us on a negative watch as well, quoting the correlation with DT as the sole justification for a possible downgrade, while emphasizing our satisfactory performance.

        Our credit rating was lowered to BBB+ by S&P in April 2002, because of the downgrade of DT. S&P sees us as a strategic investment of DT; therefore, it is very likely that our S&P rating will move in parallel with that of DT's in the future as well. Moody's, however, maintained our credit rating, while lowering DT's rating in January 2003.

        Both agencies downgraded DT's credit ratings because it had substantially increased its outstanding debt to finance acquisitions and investments. DT is committed to an ongoing debt reduction, and during 2003, it made substantial efforts to reduce its net debt level and, as a result, its financial position has been significantly improved. Its rating was affirmed by S&P in July 2003 with a stable outlook, while Moody's upgraded DT's credit rating from Baa2 to Baa1 in 2004.

        In 2003 and 2004, no action relating to our rating took place and both S&P and Moody's affirmed our previous credit rating. In 2003, our rating by Moody's was Baa1, which was one notch better than that of DT's. In 2004, Moody's upgraded DT's credit rating, therefore at the end of 2004, our ratings became same as that of DT's: Baa1 (Moody's) and BBB+ (S&P).

        In March 2005, S&P upgraded our rating from BBB+ to A- with a stable outlook following a similar upgrade of DT.

Off-balance sheet arrangements

        We do not have any off-balance sheet arrangements (including contingent liabilities, guarantees, etc.) that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. We do not participate in, nor secure, financings for any unconsolidated, limited purpose entities.

Tabular disclosure of contractual obligations

        Our contractual obligations, including commitments for future payments under non-cancelable lease arrangements and short- and long-term debt arrangements, are summarized below and are disclosed in more details in Notes 18 and 31 to our Consolidated Financial Statements. Amounts disclosed as purchase obligations represent long-term commitments under outsourcing contracts, commitments towards international telecommunications carriers and audit fees payable to PwC. Commitments under outsourced activities include a long-term contract with EDS, where payment obligations depend on a number of factors, such as number of PCs, exchange rates and annual inflation rates, therefore the related amounts included in the table below are estimates.

        This table excludes other obligations we may have, such as payroll and related human resource services. Payments under these contracts are based on the level of service required and are excluded from this table due to the uncertainty of the amounts to be paid, if any, as well as the timing of such amounts.

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in HUF millions)
Loans and borrowings including finance lease commitments	320,608	94,538	129,211	56,116	40,743
Operating leases	25,180	5,283	9,515	7,398	2,984
Contractual commitments for capital expenditures	6,135	6,135	-	-	-
Purchase obligations	12,703	4,997	6,626	617	463
Trade and other payables	109,973	109,973	-	-	-

Total contractual cash obligations	474,599	220,926	145,352	64,131	44,190

CAPITAL EXPENDITURES

        Our capital expenditures on tangible and intangible assets totaled HUF 109,988 million in 2002, HUF 90,788 million in 2003 and HUF 91,748 million in 2004, including in each year changes in the balance of capital expenditure trade creditors. Capital expenditures include expenditures for (1) the fixed line network, including network operations systems, (2) mobile telecommunications and (3) new products, corporate infrastructure and other assets.

        Capital expenditures for the fixed line segment accounted for 57 percent of total capital expenditures in 2002, 53 percent in 2003 and 49 percent in 2004. Capital expenditures for the mobile segment totaled 43 percent of total capital expenditures in 2002, 47 percent in 2003 and 51 percent in 2004.

        We expect gross additions to tangible and intangible assets to be approximately HUF 105 billion in 2005, including HUF 15 billion UMTS-related additions, but excluding potential acquisitions and effect of the investment tax credit. We expect to be able to finance capital expenditures over the next several years from net cashflows from operations and from borrowings. Our actual future capital expenditures will depend on a variety of factors, such as development of our business and of the Hungarian economy and whether we enter into any new line of business. As a result, our actual future capital expenditures may be significantly different.

RECONCILIATION TO U.S. GAAP

        The following table shows net income and shareholders' equity under IFRS to U.S. GAAP for the periods indicated:

	Year ended December 31,
	2002	2003	2004
	(in HUF millions)
Net income:
IFRS	68,128	57,475	34,641
U.S. GAAP	78,153	66,104	39,331
Shareholders' equity:
IFRS	516,144	560,110	516,567
U.S. GAAP	511,036	563,631	530,698

        Reconciling adjustments relate principally to the different treatment under U.S. GAAP of deferred revenue, including the adoption of SAB 101, management incentive plan bonds and recognition and amortization of intangible assets and goodwill. See Note 36 to the Consolidated Financial Statements.

Recent Accounting Pronouncements

  IFRS 2 — Share Based Payments

        The objective of this IFRS is to specify the financial reporting by an entity when it undertakes a share-based payment transaction. In particular, it requires an entity to reflect in its profit or loss and financial position the effects of share-based payment transactions, including expenses associated with transactions in which share options are granted to employees. An entity shall recognize the goods or services received or acquired in a share-based payment transaction when it obtains the goods or as the services are received. The entity shall recognize a corresponding increase in equity if the goods or services were received in an equity-settled share-based payment transaction, or a liability if the goods or services were acquired in a cash-settled share-based payment transaction. When the goods or services received or acquired in a share-based payment transaction do not qualify for recognition as assets, they shall be recognized as expenses.

        We adopted IFRS 2 for our new incentive plan, the MITP (Note 30 to the Consolidated Financial Statements), which did not result in a material impact on our financial statements.

  IFRS 3 — Business Combinations

        The objective of this IFRS is to specify the financial reporting by an entity when it undertakes a business combination. In particular, it specifies that all business combinations should be accounted for by applying the purchase method. Therefore, the acquirer recognizes the acquiree's identifiable assets, liabilities and contingent liabilities at their fair values at the acquisition date, and also recognizes goodwill, which is subsequently tested for impairment rather than amortized.

        The major impact of adopting IFRS 3 in our financial statements was the discontinuation of the goodwill amortization from January 1, 2005. For acquisitions after March 31, 2004 we already applied the provisions of IFRS 3, as required by the standard. Further change was that IFRS 3 allows the recognition of certain intangible assets on acquisitions that were not separate from goodwill in the past when applying the provisions of IAS 22 — Business Combinations.

  IFRS 5 — Non-current Assets Held for Sale and Discontinued Operations

        The objective of this IFRS is to specify the accounting for assets held for sale, and the presentation and disclosure of discontinued operations. In particular, the IFRS requires: (a) assets that meet the criteria to be classified as held for sale to be measured at the lower of carrying amount and fair value less costs to sell, and depreciation on such assets to cease; and (b) assets that meet the criteria to be classified as held for sale to be presented separately on the face of the balance sheet and the results of discontinued operations to be presented separately in the income statement.

        The application of IFRS 5 in our financial statements will not have a material impact as we have not discontinued significant operations and do not plan to do so in the future. In addition, we have always classified our assets held for disposal separately, and these assets have been measured at the lower of carrying amount and fair value less cost to sell.

  Revision of existing IASs

        The IASB revised a number of existing standards, none of which will have a material impact on our financial statements as the currently applied recognition and measurement principles are not or not significantly different from those required under the revised standards.

  U.S. GAAP

        In December 2004, the FASB issued Statement 153 ("SFAS 153"), "Exchanges of Non-monetary Assets — an amendment of APB Opinion No. 29". The guidance in Accounting Principles Board Opinion No. 29 ("APBO 29"), "Accounting for Non-monetary Transactions" is based on the general principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in APBO 29 included certain exceptions to that principle. SFAS 153 amends APBO 29 by eliminating the narrow exception for non-monetary exchanges of similar productive assets and replaces it with a broader exception for exchanges of non-monetary assets that do not have commercial substance (that is, transactions where future cash flows are not expected to significantly change as a result of the exchange). We will adopt the provisions of SFAS 153 for non-monetary asset exchange transactions after December 31, 2005. We do not expect the adoption of SFAS 153 to have a material impact on our consolidated financial position or results of operations.

        In December 2004, the FASB issued Statement No. 123 (revised 2004) ("SFAS 123(R)"), "Share-Based Payment". Statement 123(R) replaces FASB Statement No. 123, "Accounting for Stock-Based Compensation", supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" and amends FASB Statement No. 95, "Statement of Cash Flows". SFAS 123(R) requires all share-based awards to employees, including grants of employee stock options, to be recognized in the financial statements based on their grant-date fair values. The related compensation costs are to be recognized over the period during which an employee is required to provide service in exchange for the award. Excess tax benefits are to be recognized as an addition to paid-in capital and reflected as financing cash inflows in the statement of cash flows. We will adopt the prospective provisions of SFAS 123(R) to new and existing plans as of January 1, 2006. The grant-date fair values of unvested awards that are outstanding on the date of adoption will be charged to expense over their remaining vesting periods. We are assessing the impact that the implementation of SFAS 123(R) will have on our consolidated financial position or results of operations.

RESEARCH AND DEVELOPMENT

Hungarian Fixed Line Operations

        Magyar Telekom Rt. has a separate organization called PKI Telecommunications Development Institute for performance of research and development ("R&D") projects to meet the demands of the rapidly changing market, such as development of our telecommunications networks and service platforms. The institute works in close cooperation with educational institutions (such as Budapest University of Technical and Economic Sciences, Technical College of Budapest, etc.), strategic investors and suppliers and domestic and international development organizations. According to the Act XC of 2003 on Research and Technological Innovation Fund, simultaneously with our accession to the European Union, several funds aimed to encourage research and development activities became available for us as well; this encouraged us to intensify our participation in national and international consortiums engaged in R&D.

        Our R&D effort is facing new challenges due to the convergence of telecommunications, media and information technology.

        Significant resources are devoted to the upgrading of our digital backbone network. The DWDM technology was introduced to satisfy the backbone network demands that arose in connection with broadband services, such as fast Internet access and broadband IP-VPN. In the last three years we rolled out a wide range of broadband access technologies (e.g., ADSL, cable television, optical access network and managed leased line technologies) to satisfy the increased bandwidth demand. To widen the choice of broadband services, we examined the possibilities of implementing triple-play solutions. The close cooperation with Emitel and Budapest University of Technical and Economic Sciences led to a successful R&D pilot test, in which we gained the technical knowledge and experience necessary for developing real triple-play products, including native and IP based voice transmission, Video on Demand service and Internet access possibilities.

        We are continuously developing our data communications and IP network and services to meet broadband demands. We developed our first concept of a national, high-speed IP network built on DWDM and Gigabit Ethernet. Under this program the components of our IPv6 protocol pilot network were identified. We made preparations to introduce Layer 2 VPN service in our network.

        In 2005, we intend to study closely the usability of World Interoperability for Microwave Access ("WiMAX") technology. WiMAX can provide wireless broadband access with effective radius of up to several kilometers with up to 75 Mbit/s radio throughput. WiMAX is in a standardization phase, so commercialized WiMAX devices will only be available in 2006. We also plan to implement the new generation xDSL technologies (ADSL2, ADSL2+) in the access network to extend the ADSL coverage and provide higher bit-rate.

        PKI developed a public Internet terminal which can process payment made by chip cards. In addition to its traditional telephony and Internet browser function, the terminal is capable of supporting data transfer of almost all existing multimedia forms, such as Internet telephony, video telephony and downloading of data even to mobile phones. The public payphone system has been upgraded to support the new Eurochip III type phone-cards, which offer more advanced security features.

        The usage of the existing PSTN/ISDN network can be significantly increased by introducing new services. We started to develop the MMS for fixed line customers, a fixed-mobile convergence application, and a special tool to support disabled users. A Micropayment service prototype was established to test the feasibility of a payment system through which customers can purchase low-value consumer goods (e.g., cinema tickets, flowers) and be later invoiced with a telephone bill.

        We are making preparations for interconnection and convergence of voice and data networks, which are currently separate. The Next Generation Network ("NGN") concept has been espoused as a long-term project. We do not plan to develop our traditional (such as PSTN/ISDN) network further except for maintenance and legal compliance purposes. The key focus instead will be on development of technologies and networks compatible with or forming a part of NGN, such as VoIP. To investigate effects of the implementation, we started several R&D initiatives: an Electronic Numbering Telephone Number Mapping ("ENUM") pilot has been established; several IP telephony service prototypes have been implemented; and a Session Initiation Protocol/H.323 ("SIP/H323") gateway prototype has been established. In addition, we launched a study on the potential interconnection of the Next Generation fixed and mobile networks.

        As a part of the NGN Project, PKI co-operated with T-Kábel Hungary and T-Online Hungary to introduce a high-quality voice service on the cable television network. After analyzing a number of alternative technologies, a successful pilot test has been performed, which will be the basis of a new service planned to be launched in 2005.

Close cooperation between Magyar Telekom and T-Systems International

        T-Systems is Europe's second-largest information systems provider with offices in over 20 countries offering a complete range of services, including support for complex system implementation projects and operation of information systems. T-Systems International operates in Hungary through its subsidiary, T-Systems Magyarország Kft. as well as its affiliated companies, such as T-Systems Unisoftware Kft., T-Systems Dataware Kft. and T-Systems RIC Kft.

        On February 15, 2002, T-Systems and Magyar Telekom Rt. founded T-Systems RIC in Budapest. Its goal is to establish a research and development center for innovative convergent solutions involving information telecommunications technologies and to promote regional economic development. T-Systems RIC serves as the primary center for the development of Application Service Provision ("ASP") solutions and plays an important role in the development of convergence solutions for the Telecommunications, Information Technology, Multimedia, Entertainment and Security Services ("T.I.M.E.S.") markets. In addition to its purely R&D function, the center also serves as an incubator for technological development to strengthen the region's overall competitive position and attractiveness for investors.

        We entered into an agreement with T-Systems to cooperate in the Hungarian system integration market as well. The two organizations work together in sales and project implementations to leverage synergies and provide better market coverage.

Macedonian Fixed Line Operations

        In the last three years, significant efforts have been made to upgrade the network to extend the range of the services offered and improve their quality. This, together with the rationalization of network switching architecture, resulted in improvement in the operational efficiency and network consolidation. New telephone services were introduced through the IN and Voice-mail Platforms and provision of broadband services became available with the implementation of ADSL technology.

        In the next development period, the main focus will be on extension of ADSL capacities nationwide and expansion of offered service types. To expand broadband offerings, Maktel will start to examine video services in terms of its technical feasibility, impact on the IP and transport network and possibility of introduction.

        Maktel will continue to dedicate necessary resources for implementation of new technologies to develop the capacity to offer broadband services that will satisfy customers' demands. For the business customers, implementation of Metro Ethernet service is being considered.

        Maktel is making preparations for interconnection and convergence of separate voice and data networks. The NGN concept has been seen as a long-term project. Maktel does not plan significant development of traditional PSTN/ISDN network except for purposes of maintenance and compliance with the regulatory requirements. The key focus will be on development of technologies and networks compatible with or forming part of NGN.

Hungarian Mobile Operations

        T-Mobile Hungary works in close cooperation on R&D projects with educational institutions (such as the Budapest University of Technology and Economics), strategic investors and suppliers to meet the demand of the rapidly changing market.

        T-Mobile Hungary and its R&D partners are working to create novel, natural speech based human-machine communication technology for information systems (call centers, voice portals, etc.). The novelty of this technology lies in its adaptation to the human communication behavior, enabling more natural and easier interaction as compared to existing systems. The research encompasses speech based query and browser systems, dialogue based question refinement systems and speech response systems. The knowledge and technologies needed to solve such tasks are considered cutting-edge even at the international level. The development of similar user friendly systems for telephony based services have been largely limited to English and such technologies are not readily applicable to Hungarian and other agglutinating languages. We therefore believe that intensive basic research in these fields is necessary.

        Today's information society requires the integration of telecommunication and information systems, because different contents (voice, pictures, video, etc.) can be often accessed only through different networks, which implies higher costs. The main objective of the project is development of the media (audio and video) streaming service architecture for the next generation wireless communication systems that will enable us to implement quality streaming media applications and services to our subscribers, in a scalable way, and with flexible adaptation to the user demand and network environment.

        The downloaded mobile applications run with different efficiencies in different run-time environments. The aim of the research is, on the one hand, analysis of the Java Virtual Machine Specification ("JVM") profiles, the Microsoft Common Language Runtime ("MS/CLR") and the optimum platform selection, and on the other hand, the choice of the appropriate run-time environment for a more efficient development of services.

        The embedded systems for 3G mobile networks are chosen based on the required functionality. Because of the limitation of the hardware and embedded software, the integrated VoIP function should be highly optimized. All solutions must be compatible with various platforms. Another objective of the research is to develop algorithms and applications capable of adapting to differing bandwidth.

        The mobile phone manufacturers tend to incorporate their applications into mobile devices after a short and limited testing cycle. The service provider is forced to do its own extra testing to avoid an unmanageable increase in service calls and associated costs. We are developing a new testing software that could significantly speed up the analysis, functional checking and full operational testing for multiple platforms.

        TMH's web application development is centered on loosely connected component based solutions (Service Oriented Architecture, "SOA") based on the state-of-the-art technology, Extensible Markup Language ("XML") based web services to ensure flexible application scalability. Selection of the right service provider might necessitate a long searching process in a registry database due to the large number of web services. The research aims to improve the efficiency of service selection by introducing semantic metadata as well as the development of different design patterns.

Macedonian Mobile Operations

        Research and development projects at Mobimak are performed in close cooperation with suppliers and state educational institutions. The aim of these projects is to prepare Mobimak to meet the needs of the rapidly developing market and to optimize the maintenance of current activities.

        The software developed for Optimization, Measurement, Analyses and Presentation with visualization ("OMAP") represents a modular and flexible solution based on existing informatics infrastructure at Mobimak, in accordance with international software engineering standards. The software provides traffic analyses based on information from switches in real time and monitoring of congestion of each traffic route.

        The Base Station Alarm Monitoring Performance ("BAMP") is a modular software application, which provides alarm monitoring of the Mobimak's radio network and inventory management of base stations. The application identifies and reports causes for malfunction of base stations and facilitates prompt corrective actions.

        Mobimak is also developing an application for text-to-speech translation in the Macedonian language, which will be used, for example, in SMS2Fix services and Interactive Voice Response ("IVR") services (Red Hot voice portal). The novelty and advantage of this technology lies in its adaptation to the human communication behavior, enabling more natural and easier interaction compared to existing systems. The research encompasses speech enabled query and browser systems, dialogue based question refinement systems and speech response systems.

        The Cell Broadcast application offers commercial utilization of the Cell Broadcast service, which can enable customers to create and broadcast content themselves and provide dedicated channels for advertisements.

        Mobimak is working together with Ericsson to commercialize Unstructured Supplementary Service Data ("USSD") Call Back roaming for postpaid customers. This will minimize call costs for Mobimak and reduce tariffs for customers.

        In cooperation with TIS.KIS Croatia, Mobimak is developing a platform capable of managing different types of content (e.g., monophonic ringtones, logos, polyphonic melodies, pictures, wallpapers, java games) from a single site and facilitate several means of ordering and access (e.g., SMS, WEB, WAP, IVR).

RISK MANAGEMENT POLICIES

        It is our policy that all disclosures made by us to our security holders and the investment community be accurate and complete, and fairly present our financial condition and results of operations in all material respects. Such disclosures should be made on a timely basis as required by applicable laws, rules and regulations, including by-laws of the Budapest Stock Exchange and rules adopted by the U.S. Securities and Exchange Commission ("SEC"). To achieve these objectives, we formed a Disclosure Committee and developed and have continuously enhanced our risk management policies.

Risk Management Policies

        Our risk management includes identification, assessment and evaluation of risks, development of necessary action plans, as well as monitoring of performance and results. For risk management to be effective, we must ensure that management take business decisions with full understanding of all relevant risks.

        Since risk taking is an essential element of all business decisions, risk management does not mean total elimination or minimization of risks. It means that decisions are made based on both expected benefits and foreseeable risks.

        In 1999, we established a formal risk management system. In 2000, we established a department to co-ordinate all risk management tasks. This system was integrated into the risk management system of Deutsche Telekom in 2002.

        All risks related to material internal and external operations, financial and legal compliance and certain other risks are evaluated and managed by a well-defined internal mechanism. A risk management handbook and a Chief Executive Officer ("CEO") directive on risk management were published. A risk management course was developed for employees responsible for risk management in all organizational areas. Risk items affecting our operations are reviewed quarterly throughout the group. All of our departments and subsidiaries are obliged to identify and report their operational risks on a quarterly basis. After evaluation of these risks, results are reported to our management and to Deutsche Telekom.

        Following the enactment of the Sarbanes-Oxley Act, we decided to enhance our risk management procedures. As this new law requires prompt disclosure of all risk items influencing investors' decisions, we complemented our quarterly risk reporting system with a continuous reporting procedure which requires all of our departments and subsidiaries to report on a real-time basis any new material fact, information or risk that comes to their knowledge. Information thus submitted is monitored daily by the risk management department and CFO is notified when a new material risk or information is identified.

        A CEO directive has been issued to define responsibilities of each employee in risk monitoring and management. In addition, an e-learning course was created to train our employees on requirements of the Sarbanes-Oxley Act, our enhanced reporting and corporate governance obligations and the enhanced risk reporting procedures. Completion of this course has been made compulsory for all of our employees.

Disclosure Committee

        We established a Disclosure Committee on July 31, 2003. The Disclosure Committee acts both in plenary meetings and through its members acting individually. It supports CEO and CFO in fulfilling their responsibility to oversee processes designed to ensure accuracy and timeliness of our disclosures.

        The Disclosure Committee consists of individuals knowledgeable in significant and diverse aspects of our business, finances and risks. The members of the Disclosure Committee are:

  •
  Director of Group Accounting (Chairman);

  •
  Director of Group Legal Branch;

  •
  Director of Group Human Resources Management and Training Branch;

  •
  Head of Secretariat of the Chairman-CEO;

  •
  Head of External Reporting Department;

  •
  Head of Group Investor Relations Department; and

  •
  Head of Group Risk Management and Business Continuity Department.

        Head of Internal Audit is a permanent invitee.

        Principal responsibilities of the Disclosure Committee are as follows:

  •
  preparation of all SEC and Budapest Stock Exchange filings of the Company (e.g. Form 20-F and Registration Statements) and local annual/interim reports that are subsequently submitted on Form 6-K;

  •
  monitoring and recommendation of all disclosure controls and procedures;

  •
  determination of the content of general rules and instructions issued to preparers of all SEC filings of the Company; and

  •
  recommendations as to materiality of information and procedures relating to the CEO and CFO certifications required by the Sarbanes-Oxley Act.

ITEM 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Board of Directors

        Under Hungarian law, the Board of Directors is responsible for the Company's management and decides on matters other than those that must be determined by shareholders. The Board of Directors is required to report annually to the shareholders at the general meeting of the shareholders and quarterly to the Supervisory Board on our business administration, state of assets and business policy.

        Pursuant to our amended Articles of Association, the Board of Directors consists of a minimum of six and a maximum of eleven members elected at the annual general meeting of the shareholders for a term of three years. One of the current directors was nominated by the holder of the Series "B" Share pursuant to the Articles of Association; six of the current directors were nominated by MagyarCom and two of the current directors were elected upon proposal by other shareholders of the Company.

        Meetings of the Board of Directors are held at least four times a year. Meetings of the Board of Directors require presence of six members for a quorum. Each member has one vote. The Board of Directors passes resolutions by a simple majority vote.

        On December 31, 2004, members of the Board of Directors, their principal occupations and the years of their original election were as follows:

Name	Age	Principal Occupation	Member since
Elek Straub	60	Chairman and Chief Executive Officer of Magyar Telekom	1995
Achim Berg	41	Member of the Management Board of T-Com	2004
Dr. István Földesi(1)	55	International business advisor	2003
Michael Günther	60	Member of the Management Board of T-Mobile International responsible for Joint Venture Management	2002
Dr. Klaus Hartmann	43	Chief Financial Officer of Magyar Telekom	2000
Horst Hermann	50	Senior Executive Vice President of T-Com	2003
Dr. Mihály Patai	51	Chairman and Chief Executive Officer of Allianz Hungária Biztosító	1998
Dr. Ralph Rentschler	44	Member of the Management Board of T-Com	2003
Dr. György Surányi	51	Chairman of CIB Bank	2004

(1)
Representative of the holder of the Series "B" Share

Other Principal Directorships of Members of the Board of Directors

Name	Position held	Company
Elek Straub	Chairman of the Board of Directors	T-Mobile Hungary Rt.
Achim Berg	Chairman of the Supervisory Board Member of the Supervisory Board Member of the Supervisory Board Member of the Supervisory Board	DeTe Medien T-Mobile Deutschland GmbH, Germany T-Punkt Vertriebsgesellschaft DeTe Net Projects and Services GmbH
Dr. István Földesi	Member of the Board of Directors	EMMIS Int. Broadcasting

Michael Günther
Vice-Chairman of the Supervisory Board
Member of the Supervisory Board
Member of the Board of Management
Chairman of the Board of Directors
Vice-Chairman of the Board of Directors
Vice-Chairman of the Supervisory Board
Vice-Chairman of the Board of Directors
Member of the Supervisory Board
Vice-Chairman of the Supervisory Board
Zeta GmbH, Germany
T-Mobile Deutschland GmbH, Germany
T-Mobile Worldwide Holding GmbH
EuroTel Bratislava, a.s., Slovakia
T-Mobile Hungary Rt.
Polska Telefonia Cyfrowa Sp. Z. o.o., Poland
Mobile Telecommunications Systems (MTS), Russia
T-Hrvatski Telekom, Croatia
T-Mobile Croatia
Dr. Klaus Hartmann	Member of the Board of Directors	T-Mobile Hungary Rt.
Horst Hermann	Member of the Supervisory Board Chairman of the Board of Directors	T-Hrvatski Telekom, Croatia Slovak Telecom
Dr. Mihály Patai	Member of the Supervisory Board	Siemens Hungary Rt.
Dr. Ralph Rentschler	Member of the Board of Directors Member of the Supervisory Board Member of the Supervisory Board Member of the Supervisory Board Member of the Supervisory Board	Slovak Telecom T-Hrvatski Telekom, Croatia Network Projects DeTe Fleet Services GmbH CAP Customer Advantage Program GmbH
Dr. György Surányi	Member of the Board of Directors	KITE, Nádudvar

Biographies of Members of the Board of Directors

        Elek Straub.    Mr. Straub graduated from Budapest Technical University with a degree in electrical engineering and business administration. He has served as Chairman of the Board of Directors since January 1996. Prior to joining Magyar Telekom, he worked as Head of IT Department of the Ministry of Labor from 1970 to 1980. From 1980 to 1990, he was first Head and later Vice President of the IT Division of the Central Statistical Office of Hungary. From 1990 to 1995, he worked as General Manager of IBM Hungary. In 1995, he joined Magyar Telekom. Mr. Straub became a member of the Operating Committee in 1995, Chairman of the Executive Committee in 1996 and Chairman of the Management Committee in 2000.

        Achim Berg.    After studying management information systems, Mr. Berg started his professional career at the French computer manufacturer and systems integrator, Bull AG. Since then, he served as Sales Director for the PC systems manufacturer, DELL Computer GmbH, Managing Director of Fujitsu Siemens Computers GmbH in Germany and became Chairman of the Board of the software company, guideguide. In 2002, he was appointed to the Board of Management of T-Com and since then has been in charge of Marketing and Sales in Deutsche Telekom's fixed network division.

        Dr. István Földesi.    Dr. Földesi received a degree in economics in 1972 and graduated with a Ph.D. in 1974. He spent twenty years as a diplomat in London, Madrid and Washington D.C. At the end of the 1980's, he served as an advisor to the Prime Minister and participated in round table negotiations resulting in political and economic changes. In 1991, he became an advisor to OECD. He has been working as an international business advisor since 1992. From 1994 to 1999, Mr. Földesi was a member of the Board of Directors of Magyar Telekom and until 1996 he acted as Chairman of the Board. In 2003, he was reappointed as a member of the Board of Directors of Magyar Telekom.

        Michael Günther.    Mr. Günther has been Chief Officer in charge of Joint Venture Management for T-Mobile International AG since June 2001. From February 2000 to 2004, he was Chief Financial Officer, and now serves there as a member of the Board. Mr. Günther received a degree in business administration from the University of Berlin and the University of Hamburg. In 1971, he started his carrier at

Philips-Konzern where he was a commercial executive. From 1987 to 1993, Mr. Günther was a member of the Board of Directors of Philips Kommunikations Industrie AG in Nuremberg and was responsible for controlling, finance and accounting, as well as information processing. In 1994, he joined DeTeSystems, a DT subsidiary, as Commercial Director. In 1996, Mr. Günther joined DT as Head of Financial and Controlling Division. From September 1997 to August 2000, Mr. Günther served as Financial and Controlling Director at T-Mobile International AG.

        Dr. Klaus Hartmann.    Dr. Hartmann received a Ph.D. in Economics from the Institute for Company Management in Germany in 1987. He also holds an MBA from the University of Birmingham. Prior to his employment with DT, he worked for Arthur Andersen in Germany and as a treasurer and operational controller for a subsidiary of the BICC Group. He joined DT in 1995 as Manager of International Capital Markets and became Corporate Treasurer of Global One, a joint venture of DT, France Telekom and Sprint in 1997. He returned to DT's Bonn headquarters as Senior Advisor to CFO in April 2000. He was appointed as CFO of Magyar Telekom and Vice-Chairman of our Management Committee in November 2000.

        Horst Hermann.    After graduating with an engineering degree, Mr. Hermann joined DT as an operations manager in the Telecommunications Office in Bonn in 1978. In 1990, he began to work for Corporate Strategy and Regulatory Policy at the DT headquarters. From 1994 until 1996, he was Assistant Managing Director in Business Development and Finance at DT's regional headquarters in Singapore covering branch offices in Hongkong and New Delhi. From 1996 until 1998, Mr. Hermann returned to DT headquarters for a strategic planning position. In April 1998, he joined Magyar Telekom to head Strategy, Business Development and M&A. On January 1, 2002, he became Chief Strategy and International Officer and was also put in charge of our Business Portfolio, Maktel and our group policy for Media. In June 2003, Mr. Hermann became responsible for Affiliate Management for DT's Central and Eastern European telecommunications operations, such as Magyar Telekom, T-Hrvatski Telekom, Croatia and Slovak Telecom.

        Dr. Mihály Patai.    Dr. Patai started working at the National Bank of Hungary in 1976 and joined the Financial Research Institute in 1978. Between 1982 and 1988, he served at the Ministry of Finance, Department of International Finances. He became Chairman of the Board at General Banking and Trust Company Ltd. In 1988, he joined the World Bank, as Bank and IFC alternate Executive Director. He became Managing Director of Kereskedelmi Bank Rt. in charge of International and Foreign Exchange Operations in 1993. Since 1996, he has been Chairman of the Board and CEO of Allianz Hungária Biztosító.

        Dr. Ralph Rentschler.    Mr. Rentschler has been CFO of T-Com since 2001. After receiving a doctorate degree in economics, he worked for four years for Robert Bosch GmbH as an expert advisor on business principles and methods. His areas of responsibility included investment analysis and cost accounting. Later he became Commercial Manager of Brand Optics Division at Carl Zeiss, where he managed Accounting, Controlling, Data Processing and Purchasing. Mr. Rentschler was Head of Group Controlling and Planning and Reporting Departments at Carl Zeiss from 1992 to 1997. His areas of responsibility included production and investment controlling, controlling of affiliated companies, M&A as well as strategic planning.

        Dr. György Surányi.    Dr. Surányi graduated from Budapest University of Economics in 1977, and obtained a Ph.D. degree in 1986. From 1977 to 1986, he was a staff employee, then a department head at the Financial Research Institute, and served as a consultant to the World Bank (Washington D.C.). From 1988 to 1989, he worked as an advisor to the First Deputy of the Prime Minister and an alternate governor representing Hungary in the World Bank Board of Governors. From 1989 to 1990, he was Vice-President of the National Planning Office. Until 1991, Dr. Surányi served as President of the National Bank of Hungary and a governor representing Hungary in the Board of Governors of the International Monetary Fund. Between 1992 and 1995, he acted as Chief Executive Officer of CIB Bank. In 1995, he returned to the National Bank of Hungary as its President until 2001. From May 2001, Dr. Surányi was appointed Head of Central and East European Region of the Banca Intesa Group and Chairman of the Board of Directors of CIB Bank. He also acts as Professor at Corvinus University of Budapest (former Budapest University of Economics) and Central European University.

Management Committee

        Pursuant to our amended Articles of Association and the amended Rules of Procedure of the Board of Directors, the Board of Directors established a Management Committee in 2000, which is empowered to carry out the day-to-day operations in accordance with the annual business plan. During 2004, the Management Committee consisted of seven chief officers of Magyar Telekom. The members are as follows:

Name	Age	Position	Member since
Elek Straub	60	Chairman and Chief Executive Officer	2000
László Bodnár	56	Chief Services and Logistics Officer	2000
Dr. Klaus Hartmann	43	Vice-Chairman and Chief Financial Officer	2000
Peter Janeck(1)	55	Chief Technical Officer, Head of Network Systems LoB	2004
Christopher Mattheisen	43	Chief Officer, Head of Residential Services LoB	2002
Dr. Tamás Pásztory	53	Chief Human Resources and Legal Officer	2000
Zoltán Tankó	47	Chief Officer, Head of Business Services LoB	2000

(1)
Since July 2004

        On December 15, 2004, our Board of Directors decided to rationalize the group's structure as part of our headcount rationalization program. The changes, aimed to simplify the organizational structure and thereby increase operational efficiency, took effect on January 1, 2005. Chief Executive Officer (Mr. Elek Straub), Chief Financial Officer (Dr. Klaus Hartmann), Chief Human Resources and Legal Officer (Dr. Tamás Pásztory), Head of Mobile LoB (Mr. András Sugár) and Head of Business Services LoB (Mr. Zoltán Tankó) continue in their current roles with no major changes to their scope of responsibility and activity. A new organizational unit, called Wireline Services LoB, headed by Mr. Christopher Mattheisen, was established to replace Residential Services LoB, Network Systems LoB and Internet LoB. At the same time, the position of Chief Services and Logistics Officer was eliminated as its activities were transformed and assigned to other areas. Under the new management structure, our Management Committee consists of the six officers mentioned above from January 1, 2005.

Other Principal Directorships of Members of Management Committee

Name	Position held	Company
Elek Straub	Chairman of the Board of Directors	T-Mobile Hungary Rt.
László Bodnár	Director	SPA Tourist Kft.
Dr. Klaus Hartmann	Member of the Board of Directors	T-Mobile Hungary Rt.
Peter Janeck	None
Christopher Mattheisen	Member of the Board of Directors	T-Mobile Hungary Rt.
Dr. Tamás Pásztory	Chairman of the Supervisory Board Member of the Board of Directors Member of the Board of Directors	Investel Rt. T-Online Hungary Rt. T-Mobile Hungary Rt.
Zoltán Tankó	Chairman of the Supervisory Board	Linum Foundation

  Biographies of Chief Officers

        Elek Straub.    See "Biographies of Members of the Board of Directors" above.

        László Bodnár.    Mr. Bodnár is in charge of coordination of our Information Technology activities. He joined Miskolc Post Directorate in 1971 and served in various capacities. He was Director of the Sopron Post Directorate from 1989 to 1990 and Head of the Sopron Telecommunications Directorate from 1990 to 1999. In 1998 and 1999, he supervised the modernization of our organization. Since January 1, 1999, he has served as Director of the West Hungary Technical Directorate.

        Dr. Klaus Hartmann.    See "Biographies of Members of the Board of Directors" above.

        Peter Janeck.    Mr. Janeck obtained engineering degrees in Düsseldorf (FHS Düsseldorf) and from Berlin Technical University's communication and economics department. He worked as Chief Officer in charge of the fixed line network for T-Hrvatski Telekom for two years. From March 2002 to June 2003, he was Head of Innovation and Special Projects Department in DT's headquarters. In June 2003, he became responsible for the technical infrastructure branch of T-Com and the fixed line business branch of DT. Mr. Janeck became our Chief Technical Officer and Head of the Network Systems LoB in July 2004.

        Christopher Mattheisen.    Mr. Mattheisen studied economics and finance at Indiana University of Bloomington and at Columbia University. He first came to Hungary in 1990 to start a strategic planning and business consulting company. In 1993, in his capacity as a marketing manager of US West International, Mr. Mattheisen helped launch Hungarian, Polish and Czech mobile service operators. He worked as a marketing and sales director of TMH between 1993 and 1996. In 1997, he ran sales and marketing activities of MediaOne in London and later worked in Britain as a business, sales and marketing director of BT's Cellnet. In September 2002, Mr. Mattheisen became Chief Officer of our Residential Services LoB.

        Dr. Tamás Pásztory.    Dr. Pásztory graduated with degrees in law and organization engineering. He was appointed Deputy Chief Officer of Magyar Telekom in July 1995 and Chief Human Resources and Legal Officer in February 1996. He joined our predecessor in 1969 and has been in various positions in the human resources area since 1980. His professional expertise includes top-level corporate governance, change management, transformation of companies and corporate groups, as well as business operations.

        Zoltán Tankó.    Mr. Tankó graduated from Budapest Technical University with a degree in electrical engineering. He started as an IT development engineer for Budapest Radio Technology Enterprise in 1980 and for Kõbánya Pharmaceuticals in 1982. He had several positions at Mûszertechnika (Instrument technology) starting in 1984, including Chief Telecommunications Officer starting in 1990. He became Director of our Business Services LoB in February 1996.

Supervisory Board

        The Supervisory Board is responsible for supervising our administration and control and for assuring our compliance with Hungarian legal requirements and provisions set out in our governing instruments. The Supervisory Board reviews every significant report delivered to the general meeting of the shareholders, proposals by the Board of Directors, financial statements and proposals regarding profit distribution. The Supervisory Board also prepares a report on these subjects for the annual general meeting of shareholders.

        Pursuant to the Articles of Association, the Supervisory Board consists of a minimum of three and a maximum of fifteen members elected by the shareholders for a term of three years. The Works Council nominates one third of the Supervisory Board members. The holder of the Series "B" Share has the right to nominate one member of the Supervisory Board. Meetings of the Supervisory Board require a quorum of six members.

        On December 31, 2004, the members of the Supervisory Board, their principal occupation and the years of their original election were as follows:

Name	Age	Principal Occupation	Member since
Géza Böhm	52	Chairman of Hungarian Telecommunications Trade Union	2002
Attila Csizmadia(1)	55	Ministry of Finance, Chief Counsellor	2003
Arne Freund	36	Senior Executive Vice-President — Controlling, T-Com	2003
Wolfgang Hauptmann	42	Senior Executive Vice-President, T-Com	2003
Gellért Kadlót	56	Chairman of the Workers' Council of Domestic Carriers Division, Member of the Central Workers' Council	2002
Dr. Klaus Nitschke	44	Senior Executive Vice-President, T-Com	2002
Dr. László Pap	61	Budapest University of Technology, Professor and Head of Telecommunication Department	1998
Péter Vermes	58	Chairman of Magyar Telekom's Central Workers' Council	1995

(1)
Representative of the holder of the Series "B" Share

Other Principal Directorships of Members of the Supervisory Board

Name	Position held	Company
Géza Böhm	None
Attila Csizmadia	Member of the Supervisory Board Member of the Supervisory Board	Postaautó Tisza Rt. Puskás Tivadar Közalapítvány
Arne Freund	Member of the Financial Committee	Toll Collect
Wolfgang Hauptmann	Member of the Board of Directors Member of the Board of Directors Member of the Supervisory Board Member of the Board of Directors Member of the Managing Board	T-Mobile Hungary Rt. Maktel T-Systems RIC Kft. T-Systems Switzerland MagyarCom Holding GmbH, Bonn
Gellért Kadlót	None
Dr. Klaus Nitschke	None
Dr. László Pap	None
Péter Vermes	None

Biographies of Members of the Supervisory Board

        Géza Böhm.    Mr. Böhm has been working with Magyar Telekom and its predecessor since 1970. He has worked as a foreman, an administrator in charge of transmission investment and an SDH project leader. He has been an officer of the Workers' Council since 1993. Since March 2002, he has been Chairman of Hungarian Telecommunications Trade Union.

        Attila Csizmadia.    Mr. Csizmadia holds an engineering degree in telecommunications. From 1968 to 1983, he worked at the Budapest Telephone Directorate as an engineer, then held various management positions. In 1983, he became a senior staff member at the General Directorate of Hungarian Post. From 1986 to 1990, he was a senior staff member and Head of Telecommunications Department at the National

Planning Office. From 1990, he worked as Head of Department and chief counsellor in the Ministry of Finance. He also took part in work of various inter-departmental committees and consulting bodies dealing with IT and communications issues.

        Arne Freund.    After graduating with a degree in industrial economics from the Technical University of Berlin, Mr. Freund joined DT in 1995 and worked for 5 years with Group Controlling in various capacities. From July 2000 to July 2002, he was in charge of Board Support for Chief Financial Officer of DT. Since July 2002, Mr. Freund has been in charge of T-Com Controlling as Senior Executive Vice President.

        Wolfgang Hauptmann.    Mr. Hauptmann has a degree in electrical engineering. He joined DT in 1992 and became Head of Department, Branch Office Mannheim in the same year. From 1994 to 2000, he worked as Project Manager of International Division, DT, then he became Head of Region, Western Europe. Since July 2002, Mr. Hauptmann has been serving as Head of Alliance Management, T-Com, International Business.

        Gellért Kadlót.    Mr. Kadlót has been working with Magyar Telekom since 1970, initially in operations, and later in development. Currently, he coordinates cooperation between local telecommunications operators and Magyar Telekom within the Domestic Carriers Division. Since 1996, he has been Chairman of the Workers' Council of the Domestic Carriers Division.

        Dr. Klaus Nitschke.    Mr. Nitschke studied genetic engineering. After receiving a Ph.D. from Max-Planck-Institute in Cologne in 1992, he started his career with Dicke & Associates Management Consultants. He gained professional experience at various consulting companies in the fields of value-based company management, strategic development as well as mergers and acquisitions. Between September 2000 and March 2002, he was Chief Operating Officer at Bertelsmann eCommerce Group. Today, as Senior Executive Vice President, Dr. Nitschke is leading Strategy Development at T-Com.

        Dr. László Pap.    Dr. Pap graduated from the Budapest Technical University with a degree in telecommunications. He received a Ph.D. in 1980 and Doctor of Sciences (the highest degree awarded by the Hungarian Academy of Sciences) in 1992. He has been a professor in the Electrical Engineering Department and Head of the Department of Telecommunications at Budapest Technical University since 1967. He has obtained numerous patents for his inventions. He is Vice President of the Scientific Society of Telecommunications, a member of the editorial board of the periodical, World of Nature, a member of the Hungarian Society of Inventors, and an expert of the Hungarian Space Research Governmental Committee.

        Péter Vermes.    Mr. Vermes became a qualified engineer in 1972, graduated with a degree in telecommunications in 1975 and became a teacher of technical sciences in 1978. Between 1972 and 1986, he worked for the Budapest Regional Directorate and between 1986 and 1997 for the Long-Distance Telecommunicaitons Directorate. He currently works for the Operations and Maintenance Directorate. He has been Chairman of our Central Workers' Council since 1993. He was elected as the employees' representative on the Supervisory Board in 1995 for the first time.

Indemnification of the Board of Directors and the Supervisory Board

        Pursuant to our amended Articles of Association, to the extent permitted by law, we are required to indemnify each current and former member of the Board of Directors and the Supervisory Board under certain circumstances. Generally, if such individual is liable for certain costs or damages in connection with his or her board position and has acted in good faith, we must indemnify him or her. We may maintain insurance on behalf of any member of the Board of Directors or the Supervisory Board against any liability asserted against him or her and incurred by him or her in any such capacity, whether or not we have the obligation to indemnify him or her against such liability.

Statement of the Board of Directors

        "The role of the Board of Directors is to act on behalf of the shareholders in ensuring that Magyar Telekom operates in a manner that safeguards the interests of shareholders all over the world. Our conduct as Magyar Telekom's governing body will be continuously consistent with performing our fiduciary responsibility and the following values:

•
accountability to our shareholders;

•
openness to scrutiny;

•
transparency of all decisions taken; and

•
deliberation that will be fair and open but also efficient, timely and orderly.

        By accepting to serve on Magyar Telekom's Board, we have committed ourselves not to spare neither time nor effort to earn the trust of those who have invested in the future of this Company."

Compensation of Directors and Officers

        For the year ended December 31, 2004, the aggregate compensation of the Board of Directors was HUF 9.1 million.

        For the year ended December 31, 2004, the aggregate compensation of the members of the Supervisory Board was HUF 9.7 million.

        For the year ended December 31, 2004, the aggregate compensation of the members of the Management Committee was HUF 606 million.

Board Practices

        Members of the Board of Directors and the Supervisory Board are elected for a term of three years. Members of the Management Committee are elected for an indefinite period.

        Employment contracts with our management employees contain special provisions providing for entitlements after termination of employment; therefore, the amount of severance is higher than the amount required by the applicable provisions of the Labor Code.

        Audit Committee members are appointed from the Supervisory Board, and Remuneration Committee members are appointed from the Board of Directors.

        The Audit Committee, as a permanent committee of the Supervisory Board, assists in appointment of independent auditors to be elected by the annual general meeting and reviews the scope of external audit services. It advises the Supervisory Board with respect to approval of all audit and non-audit services to be performed by the external auditor. The Audit Committee also reviews our annual financial statements, taking into account results of audits and reviews performed by the independent auditors. The Audit Committee also reviews financial reports submitted to the stock exchanges, banks and regulatory bodies as well as reports prepared by our internal auditors. Members of the Audit Committee are Wolfgang Hauptmann, Arne Freund and Dr. László Pap. The Audit Committee meets at least twice a year.

        The Remuneration Committee makes proposals to the Board of Directors with respect to appointment and dismissal, as well as remuneration of chief officers, including establishment and assessment of bonus targets. Members of the Remuneration Committee are Horst Hermann, Dr. Ralph Rentschler and Dr. Mihály Patai. The Remuneration Committee meets at least twice a year.

Employees

        We had 13,724 employees as of December 31, 2004. The following table provides information concerning the number of full-time employees, including full-time equivalents, of Magyar Telekom Rt. and its consolidated subsidiaries:

	2002	2003	2004
Magyar Telekom Rt.:
Average number of employees	9,242	8,389	7,997
Number of employees at period end	9,153	8,071	7,740
Magyar Telekom Rt. and its consolidated subsidiaries:
Average number of employees	16,385	15,231	14,642
Number of employees at period end	16,114	14,710	13,724

        The following table provides information on the breakdown of Magyar Telekom Rt.'s employees by activity:

	Number of employees
Branches
	2002	2003	2004
Operation and maintenance	4,607	4,008	3,920
Business services	558	507	379
Residential services	1,615	1,479	1,435
Logistics	897	672	650
Finance	586	597	572
Research and development	183	156	162
Human resource and legal	542	488	464
Other support	165	164	158

Total	9,153	8,071	7,740

        Workforce Reduction and Redeployment.    Centralization, technological improvements and attrition have allowed us to reduce the size of our workforce. While overall personnel levels are falling, the number of highly skilled employees is increasing. We plan to further reduce the number of our employees. In our Hungarian fixed line operations (Magyar Telekom Rt. and Emitel) access lines per fixed-line employee increased from 314 at December 31, 2001 to 362 at December 31, 2004.

        In 2004, we carried out a restructuring program, which included a 6.7 percent headcount reduction. The objective of the restructuring program was to redefine the focus of our operation and consumption patterns. We reallocated substantial human and financial resources to the mobile, data and Internet operations.

        In September 2004, Magyar Telekom Rt. reached an agreement with the Trade Union on the headcount reduction and wages and social benefits for 2005. Under this agreement, from April 1, 2005, the new pay scale will result in a 5.6 percent average wage increase within Magyar Telekom Rt. As a result of the agreement, Magyar Telekom Rt.'s headcount is expected to be reduced by 2,598 by the end of 2006, to around 5,500 full-time equivalent employees. In line with our strategic announcement made on August 12, 2004, the fixed lines per employee ratio will exceed 500 by the end of 2006 at Magyar Telekom Rt. Out of those subject to the headcount reduction, 805 people will be employed by companies to which we will outsource some of our operating activities currently handled in-house. The headcount reduction will be implemented in several waves.

        The headcount rationalization at Magyar Telekom Rt. and the 17.3 percent headcount reduction at our subsidiaries announced on August 12, 2004 will affect a total of around 3,750 employees.

        The headcount reduction and the costs of the rationalization are in line with our mid-term strategic plan.

        Employee Representation and Labor Relations.    Magyar Telekom Rt. has entered into a collective bargaining agreement with the Hungarian telecommunications trade unions (Távközlési Szakszervezet, "TÁVSZAK" and Magyar Távközlési Ágazati Szakszevezet, "MATÁSZ"). The agreement, which can be terminated by either party with three months' notice, applies to all Magyar Telekom Rt. employees except for Chief Executive Officer, regardless of their union membership status. Wage terms in the agreement must be renegotiated annually. Under the agreement, employees are generally entitled to a prior notice before termination. Furthermore, employees are entitled to a specific amount of severance pay, which depends on the tenure of the employee. Employees are also entitled to welfare benefits as discussed below.

        In addition to the collective bargaining agreement, employees of our Hungarian operations are generally covered by the Hungarian Labor Code, Law XXII of 1992, as amended, which imposes various restrictions on the involuntary termination of employment. The Hungarian Labor Code protects employee interests through two different labor organizations: the Trade Union and the Works Council.

        The Trade Union, as the official representative of employee interests in negotiations relating the terms of employment, has the right to be informed of all corporate measures that may significantly affect the interests of employees and to commence legal action against us for employment-related conduct that infringes an employment rule. In addition, the Works Council directly represents employee interests in dealings with management and decides jointly with management on matters involving employee welfare funds and institutions. The Works Council must be informed semi-annually on issues affecting our economic performance and changes in wages, employment conditions and working hours. The Works Council must also be consulted on corporate measures affecting employees.

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

        We believe that our relations with our employees are good. We have not experienced any labor strikes or disruptions since our formation.

        Pensions and Benefit Programs.    We provide employees with discounted telephone services, subsidized meals, interest-free loans to purchase real estate, discount holiday facilities and other fringe benefits. In addition to our statutory contributions to governmental health, retirement and unemployment schemes, we contribute to the employees' voluntary pension fund and supplementary benefits fund, which provide private pension and health insurance benefits supplementing government pension and health benefits. We do not, however, guarantee payment by the benefits fund to its members. In 2004, approximately 94 percent of all employees participated in the pension plan and self-help plans. We established a health fund in 1998 in which 7,217 employees participated as of the end of 2004.

Share Ownership of Management

        The following table sets out information relating to holdings of ordinary shares by our directors and executive officers at December 31, 2004:

Name	Title	No. of Options Owned	No. of Shares Owned
Elek Straub	Chairman-CEO, Board Member	2,919,503	76,338
Dr. Klaus Hartmann	CFO, Board Member	103,600	8,000
Dr. Mihály Patai	Board Member, Remuneration Committee Member	-	58,190
Horst Hermann	Board Member, Remuneration Committee Member	-	400
Attila Csizmadia	Supervisory Board Member	-	6,272
Gellért Kadlót	Supervisory Board Member	-	700
Péter Vermes	Supervisory Board Member	3,600	8,800
Dr. Tamás Pásztory	Chief Human Resources and Legal Officer	70,000	-
László Bodnár	Chief Services and Logistics Officer	70,000	881
Zoltán Tankó	Business Services LoB Chief Officer	88,200	1,100
Christopher Mattheisen	Residential Services LoB Chief Officer	102,200	-

Total		3,357,103	160,681

        For information about share option, see "Item 10 — Option to Purchase Securities from Registrant or Subsidiaries".

ITEM 7 — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

        The share capital of Magyar Telekom Rt. is HUF 104,281,170,000, consisting of 1,042,811,600 Series "A" ordinary shares and one Series "B" voting preference share. All Series "A" ordinary shares have a nominal value of HUF 100 and the Series "B" Share has a nominal value of HUF 10,000. The holder of the Series "B" Share enjoys certain preferential voting and other rights. See "Item 10 — Additional Information — Voting Rights and Voting — Series "B" Share" and "Transfer of Shares".

        Ordinary shares outstanding as of December 31, 1999 amounted to 1,037,281,600 shares. In June 2000, 630,000 ordinary shares of the Company were registered, which increased Magyar Telekom Rt.'s number of registered ordinary shares to 1,037,911,600. Of the newly issued shares, 77,270 ordinary shares were traded outside Magyar Telekom. Consequently, the number of shares outstanding increased to 1,037,358,870 shares.

        In 2002, the remaining 552,730 shares from the June 2000 transaction issue were traded outside Magyar Telekom. In addition, as a result of the new management stock ownership program launched in 2002, we issued 4,900,000 shares of common stock, which were repurchased immediately. As a result, the number of registered shares increased to 1,042,811,600.

        Information concerning our ownership structure as of December 31, 2004 is set out in the following table:

Shareholder	Number of shares	Percentage of share capital
MagyarCom	617,478,081	59.21
Publicly traded(1)	420,433,519	40.32
Treasury shares	4,900,000	0.47

	1,042,811,600	100.00
Holder of Series "B" Shares(2)	1

(1)
Of our publicly traded shares, JP Morgan Chase Bank had 23,409,863 ADRs, evidencing 117,049,315 shares on its accounts as of December 31, 2004, for registered holders, such amount representing 11.2 percent of the total shares outstanding. We do not know whether this percentage may be indicative of the percentage of our ordinary shares held by U.S. persons. Also, the members of the Board of Directors, Supervisory Board and the management own a total of 160,681 shares.

(2)
Par value of Series "B" Share is HUF 10,000.

        One of the current directors was nominated by the holder of the Series "B" Share pursuant to the Articles of Association, six of the current directors were nominated by MagyarCom and two of the current directors were elected upon proposal of other shareholders of the Company. MagyarCom therefore controls Magyar Telekom.

        SBC and DT managed and operated MagyarCom jointly until SBC's 50 percent ownership in MagyarCom was transferred to DT in June 2000. DT now controls Magyar Telekom indirectly.

        The Government of Hungary.    The Hungarian government has significant influence over our activities as the holder of the Series "B" Share, as the regulator of the Hungarian telecommunications sector and as our largest customer. Ownership of the Series "B" Share gives the Hungarian government, through the Minister, certain special rights in the election of one member of each of the Board of Directors and the Supervisory Board and the right to require the Ministry's consent for certain other decisions taken at the general shareholders' meeting. The Hungarian government, acting through the Ministry and various regulatory bodies under its supervision, also exercises regulatory control over our telecommunications activities.

Related party transactions

MagyarCom GmbH

        Deutsche Telekom is our majority owner. DT Group has a number of fixed line and mobile telecom service provider subsidiaries worldwide, with whom we have regular transactions.

        We are majority owned by MagyarCom GmbH (59.21 percent), which is fully owned by Deutsche Telekom. We pay dividends annually to our owners including MagyarCom GmbH. These payments are made throughout the year resulting in no outstanding payable at the year end.

MagyarCom Services Kft.

        MagyarCom Services Kft., a Hungarian company owned by Deutsche Telekom, provides us with management and consulting services.

Deutsche Telekom Group

        For the acquisition of the remaining 49 percent interest in TMH and Westel 0660, the purchase of Maktel and the acquisition of a 49 percent interest in T-Systems Hungary as well as the strategic cooperation with T-Systems International, see "Item 10 — Material Contracts".

        In connection with the acquisition of the remaining 49 percent of TMH and Maktel in 2001, we received loans from Deutsche Telekom International Finance B.V. ("DTIF"). In 2002, we entered into several swap agreements with Deutsche Telekom AG to exchange cashflows of EUR loans payable to HUF cashflows.

        The table below summarizes the above related party transactions with DT Group.

	2002	2003	2004
	(in HUF millions)
Revenues from telecommunications services provided to DT Group	7,589	8,682	6,921
Costs of telecommunications services provided by DT Group	(4,852)	(4,955)	(6,289)
Consulting expenses to MagyarCom Services Kft.	(2,028)	(1,287)	(1,488)
Other income from DT AG for renaming of Westel to T-Mobile Hungary	-	-	5,920
Interest expense to DTIF	(13,654)	(15,009)	(23,271)
Derivative interest paid to DTAG	(5,040)	(3,219)	-
Dividends paid to MagyarCom GmbH	(6,792)	(11,114)	(43,246)
Accounts receivable from DT Group	1,731	2,692	1,200
Accounts payable to MagyarCom Services Kft	(573)	(456)	(410)
Accounts payable to other DT Group companies	(833)	(1,105)	(1,911)
Accrued interests payable to DTIF	(4,298)	(4,674)	(5,491)
Loans payable to DTIF	(236,446)	(200,319)	(237,675)

        Deutsche Telekom has pledged its support for our financing needs through June 30, 2006.

        All the related party loans are taken from DTIF and are denominated in HUF. The table below shows the details of loans outstanding as at December 31, 2004.

	Amount (HUF millions)	Interest rate (%)	Fixed / variable	Repayable
	40,000	10.53	variable	May 2012
	20,000	10.35	variable	May 2008
	73,675	9.36	fixed	Jan 2006
	40,000	10.95	fixed	May 2005
	25,000	9.61	fixed	Oct 2009
	20,000	11.16	fixed	Jan 2005
	14,000	10.20	fixed	May 2007
	5,000	9.68	fixed	Sep 2009

Total	237,675

Governments

        We provide services to government departments and state-owned enterprises both in Hungary and Macedonia on an arm's length basis. Individually, none of these customers represents a significant source of revenue.

Associates

        Hunsat is an enterprise founded by the Magyar Telekom Rt. (50 percent) and Antenna Hungária Rt. (50 percent). The revenues of Hunsat include commissions received from Hungarian telecommunications companies for the use of services of international satellite agencies. Costs relating to these services incurred and paid by us to Hunsat amounted to HUF 94 million in 2004 (HUF 114 million in 2003 and HUF 160 million in 2002). In 2004, we received in advance dividend payment from Hunsat, which is accounted for as a payable to Hunsat until the general meeting of shareholders of Hunsat approves the dividend. This advance dividend is shown as a payable to associates in an amount of HUF 1,090 million as at December 31, 2004. Revenues from Hunsat, receivables and other payables are insignificant for all the three reported periods.

        M-RTL is a Hungarian television broadcast company, in which we have a 25 percent effective share of ownership. M-RTL sells airtime through media agencies to us, and we provide telecommunications services to M-RTL through an interactive service provider, therefore the direct operating transactions between M-RTL and Magyar Telekom are insignificant. However at December 31, 2004, we had a HUF 500 million dividend receivable from M-RTL.

        T-Systems Hungary is an associated company of Magyar Telekom, in which we acquired a 49 percent share of ownership in September 30, 2004. The acquisition took place through a share purchase from T-Systems International, a Deutsche Telekom Group company, and a capital increase in TSH. The inter-company transactions and balances with TSH are not significant in the period when TSH was an associate of Magyar Telekom. All inter-company transactions and balances with TSH are included in the table under "— Related Party Transactions — Deutsche Telekom Group".

ITEM 8 — FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS

        See "Item 17 — Financial Statements".

OTHER FINANCIAL INFORMATION

Legal proceedings

Legal proceedings pending before the competent courts, affecting Magyar Telekom in excess of HUF 60 Million

        In January, 2002, the Prime Minister's Office entered into a contract (effective February 1, 2002) with Magyar Telekom Rt. to revise and terminate the Nationwide Concession Contract and Local Concession Contracts signed in 1994, and to establish terms of universal telecommunications services to be provided by Magyar Telekom. According to the contract, the Universal Telecommunications Fund, established by the Act on Communications, was obliged to pay certain fees to universal service providers, as specified in the relevant laws. The Universal Telecommunications Fund failed to make this payment when due. Magyar Telekom Rt. unsuccessfully tried to compel payment in an out of court procedure. In June 2004, Magyar Telekom Rt. requested a municipal court to compel the legal successor of the Universal Telecommunications Fund (the Universal Electronic Telecommunications Fund) to pay HUF 194 million in interest for the late payment plus legal costs. In July 2004, Magyar Telekom Rt. increased its claim by HUF 3,294 million, the unpaid sum for 2003, i.e. our total claim is now HUF 3,488 million. The municipal court set a hearing date for March 2005. It is expected that Magyar Telekom will reduce its claim to approximately HUF 2 billion.

        In November 2002, the CAC designated TMH as an SMP in the national interconnection market. TMH, under statutory obligations, filed its cost calculation methodology and relevant cost/tariff data based on the mandatory LRIC model. Pannon was also designated by the CAC as an SMP in the same relevant market, but it chose to appeal the decision and refused to submit its cost data and LRIC model. To avoid competitive disadvantage and to seek non-discriminatory treatment, TMH filed an official request with the CAC for a temporary staying order for the execution of the decision regarding the implementation of its SMP obligations until the final settlement of the judicial review initiated by Pannon.

        The court of first instance issued a staying order on the execution of the SMP decision with respect to Pannon but this order was appealed successfully by the CAC. Pannon appealed that decision and the Supreme Court required the court of first instance to start a new proceeding, which is currently in progress. TMH intervened in the case in support of the NCA.

        TMH withdrew the LRIC model, which it originally filed in December 2002, because the legal situation was unclear and no valid regulation providing a guideline for the LRIC model existed. Lack of such guideline meant that equal treatment of market participants could not be ensured. Chairman of CAC informed TMH that the CAC accepted the withdrawal, but it had to continue the procedure and ordered TMH to decrease its fixed-to-mobile termination fees by about 10 percent, effective September 1, 2003. This resulted in inconsistency with respect to call termination charges as Pannon was not under the same legal obligation, due to the staying order issued by the court of first instance on the execution of the SMP decision. However, Pannon later chose to follow TMH on its own initiative and lowered its mobile termination charges by five percent, effective October 1, 2003. TMH challenged the CAC's decision in court on procedural grounds as the CAC had no legal right to continue to consider the procedure binding.

        The court of first instance in its decision on March 3, 2005 found that the CAC's decision was unlawful and ordered it to carry out a new procedure. The NCA did not appeal this decision while TMH appealed the choice of legal regulation ordered to be used in the new proceeding. The judgement on the merits of the case is now final and binding. Since in the new proceeding the court will be bound by the judgement regarding the merits of the case, the new proceeding cannot be initiated as long as TMH's appeal is not judged, during which time the original decision of the CAC remains annulled.

        In November 2003, the Supreme Court upheld the decision of the CAC in the Pannon case and ordered the telecommunications authority to re-launch the entire market analysis and SMP-designation procedure. As a result of these new proceedings finalized in November 2003, both TMH and Pannon were again designated as SMPs in the national interconnection market, but Pannon challenged that decision and failed to submit cost data. The Supreme Court then ruled that Pannon's SMP designation in 2002 was lawful. The case relating to Pannon's 2003 SMP designation is still pending.

        In May 2004, the NCA ordered TMH to apply 37 HUF/peak minute and 20.50 HUF/off-peak minute fixed-to-mobile termination tariffs (approximately 8.7 percent decrease), effective June 15, 2004. TMH challenged the decision in court and requested the court to suspend the execution of the resolution until the case is resolved. The court of first instance decided in favour of TMH, but did not suspend the resolution of the NCA. The NCA filed its appeal against the decision and TMH also appealed against certain parts of the reasoning, requesting again that the court suspend the execution of the resolution. The case is ongoing and the next hearing is scheduled for June 8, 2005.

        Pursuant to the Act on Electronic Communications, the NCA launched in March 2004 a new market assessment and analysis procedure to identify SMPs in certain relevant markets. The NCA completed the analysis on January 17, 2005 and found all three GSM mobile operators in Hungary as SMPs in their respective national voice call termination markets subject to regulatory obligations. The NCA's decision maintains the asymmetry in the mobile operators' termination fees, as it allows a 20 percent difference between the lowest and the highest termination fee. Because of this asymmetry, TMH filed a suit to challenge this decision in court. The first hearing is scheduled for June 8, 2005.

        The NCA passed a resolution in December 2004 which ordered TMH to pay HUF 1,131 million to the Universal Electronic Telecommunications Fund. The resolution was based on a law that was annulled on October 1, 2004. TMH therefore believes that the resolution has no legal grounds. TMH appealed the resolution to Chairman of the NCA Council. The appeal was rejected and TMH filed a suit to challenge this decision in court and requested suspension of the decision. The court suspended execution of the decision until the final resolution of the case. The first hearing is scheduled for September 15, 2005. TMH believes that it has good chance of prevailing in this case.

        There are numerous lawsuits in progress in which plaintiffs are claiming damages for alleged disturbance caused by base stations operated by TMH. The sum of all such claims amounts to HUF 607 million. TMH believes that these claims are ill founded since base stations do not disturb owners of the neighbouring houses and fields in the use of their properties. Under this rationale, some of the Courts of Appeals have annulled unfavourable decisions rendered by the courts of first instance and ordered initiation of new proceedings. The majority of the lawsuits are before the courts of first instance. Risk from a judicial point of view is high, since the courts tend to rule in favour of the plaintiff in similar cases. TMH made a provision in its financial statement for the full amount of these claims. TMH expects to face unfavourable outcome for the majority of these cases.

        Magyar Telekom's subsidiary, EPT Rt. has a telephone bill dispute with Dentel Kft. with respect to services rendered from February to June 2004. EPT claims USD 828,531 plus 0.5 percent default payment penalty from the defendant. The case is in the harmonization phase prior to litigation. The case represents considerable risk since the counterparty seems reluctant to seek an amicable resolution of the dispute.

        A group of private individuals has alleged that their personal rights were violated as a result of unauthorized tapping and recording of their telephone conversations in the service area of Maktel and is seeking EUR 3,328,410 for damages. In January 2001, the leader of the opposition party (the current Prime Minister) published a report on widespread unauthorized tapping of telephone lines in Macedonia, which included as evidence several hand-written transcripts of tapped telephone conversations. This is the first case of its kind, without any precedent. As a result, Maktel is not able to assess the likely outcome of the case.

        Newsphone DOO Skopje in Macedonia initiated proceedings against Mobimak alleging that Mobimak unilaterally terminated a contract for collection of subscribers' debts and claimed damages for lost profit and compensation for delivered services (unpaid invoices). The claimed damage in a form of lost profit is MKD 978,660,988 (approximately EUR 15,976,000) plus interest from April 18, 2002. The compensation claimed for unpaid services is MKD 4,422,325 (approximately EUR 72,000) plus interest from May 15, 2002. Newsphone alleges that Mobimak terminated the contract unilaterally against its termination provisions. Newsphone also claims that Mobimak did not pay for services delivered while the contract was in force. It is Mobimak's view that during the trial period, Newsphone breached several of its contractual obligations and, in addition, Newsphone had a conflict of interest. Mobimak is of a view that the trial period was set up to evaluate the whole project and make necessary changes, and if such changes could not be agreed, each party had the right to terminate the contract. The case is in its initial (hearings) phase. Mobimak expects that this procedure will be long lasting and complex due to the large amount of the damages sought and therefore the outcome of the case cannot be predicted.

Proceedings before the Competition Office affecting Magyar Telekom in excess of HUF 60 million

        The Competition Office claimed that Magyar Telekom obstructed its competitors from entering the market by forcing upon them disadvantageous conditions in interconnection and access contracts in 2003 and requested revision of the on-net/off-net (i.e. within/outside Magyar Telekom's network) differentiation. The Competition Office, subsequent to terminating its procedure on the price squeeze of residential price plans, extended the scope of the investigation to all aspects of fee diversions. The Competition Office held hearings and made a resolution on October 14, 2004 to extend the duration of the procedure by 180 days. The case is in the fact-finding phase. We are waiting for results of the fact finding by the Competition Office. Currently, neither the outcome nor the financial effect of the case can be predicted.

        The Competition Office initiated another case claiming that the margin between Magyar Telekom's wholesale price and T-Online Hungary's retail price in the field of ADSL services is too low (suspected price squeeze). A preparatory work is under way to collect relevant data. Magyar Telekom and T-Online Hungary submitted the requested data and the case is ongoing. The value of the case can not be estimated in the current preliminary phase of the procedure, however, if the Competition Office imposes a fine, it might be above HUF 60 million. We are waiting for results of the fact-finding by the Competition Office. Neither the outcome nor the financial effect of the case can be predicted.

        Competition Office initiated a procedure against Magyar Telekom Rt., TMH, Westel 0660, Pannon and V.R.A.M Rt. (Vodafone) for concerted market practices regarding fixed-to-mobile and mobile-to-mobile call termination on February 7, 2002. The Competition Office claimed that certain provisions of the interconnection contracts of TMH and Pannon could distort competition and sought a penalty of HUF 210 million from TMH. TMH submitted an appeal to a competent court to challenge the decision, however, it posted a provision for the full amount in 2003. The court may modify the resolution of the Competition Office. Although the court procedure has no delaying force, the payment of the penalty was suspended since the affected companies requested the immediate suspension of the penalty payment obligation. In addition, the Competition Office made a second resolution which amended the reasoning of the original resolution. TMH challenged this resolution in court as well. In the first hearing the court accepted the request of TMH to separate the two resolutions and to annul the second one (which is an amendment of the first resolution). The procedure on the original resolution was suspended until a final decision on this request is made. The Competition Office objected to the decision of the court to annul the amended resolution. The case is ongoing.

Proceedings before the tax authority affecting Magyar Telekom in excess of HUF 60 million

        TMH is involved in a legal dispute relating to VAT refund made to Austrian roaming partners. TMH entered into a contract with Cash Back Hungary Kft. in 1995 to administer the VAT refund in connection with invoices submitted by the roaming partners. According to the claim of TMH, the sum in question is ATS 15,113,109 (approximately EUR 1.1 million) for 1998 to 2000. On January 21, 2002, Cash Back Hungary Kft. informed TMH that the Austrian Tax Authority refused to refund the VAT and stated that TMH would have to pay taxes in Austria to claim the VAT refund since the tax of the roaming traffic of TMH customers using the service in Austria must be paid in Austria. The Austrian Tax Authority claims that the VAT refund to foreign taxpayer is unlawful. TMH finds it necessary to initiate a harmonization process between the two countries and request the revision of EU principles due to this double taxation.

        According to TMH's Austrian and Hungarian legal counsel, two viable options were to:

•
appeal the decision to the Austrian High Court to bring the case to the European Court of Justice; or

•
approach the Austrian Ministry for Finance to achieve a unilateral waiver on the assessment of taxes based on reciprocity.

        The current sum of TMH's claim is EUR 500,000. The case is currently pending and lengthy procedures can be expected.

        Revenues (after certain deductible expenses) are subject to local tax imposed by numerous localities with the maximum rate of two percent. Such revenues are taxed by localities from which they are derived in Hungary. The Budapest Municipality initiated an audit of local taxes for the years 1996-2001 in 2002. The Budapest Municipality in its report challenged the allocation method of TMH for local taxes. Management has initiated discussions with the Budapest Municipality and the Ministry of Finance to resolve this issue.

        The opinion of the Budapest Municipality and the Ministry of Finance was unfavourable to TMH. The latest decision of the Budapest Municipality claimed HUF 1,197 million in tax deficiency, HUF 419 million in tax penalty and HUF 533 million in interest. The amount of tax deficiency, tax penalty and late payment interest were debited directly from the bank account of TMH in December 2003 in the amount of HUF 2,149 million. TMH initiated court proceedings challenging this action. The situation is very complex, because many of over 800 municipalities affected may try to claim further taxes. TMH has set up a provision of HUF 1,467 million for any additional liabilities relating to 1998-2003. TMH also estimated amounts recoverable from other municipalities, if the court case would end unfavourably, and set up a receivable of HUF 1,955 million on the basis that such receivable would be legally enforceable and recoverable.

        As a result of an audit by the Hungarian Tax Authority, Balatel Rt., our affiliate, was ordered to pay HUF 65 million in additional tax, HUF 51 million for late payment and HUF 32 million in penalty. This order was confirmed in a final and binding court order on January 26, 2004. As a result of this decision, Balatel Rt. became insolvent. The Somogy County Court ordered liquidation of Balatel Rt. on April 5, 2003. As Balatel Rt. failed to make any payment required under the order, the tax liability relating to this order is continuously increasing, due to additional interest and penalty. The current total liability is about HUF 264 million. The Hungarian Tax Authority has commenced a procedure to collect the tax liability of Balatel Rt. from us. As the Hungarian Tax Authority's claim is based on complex and unusual legal reasoning, we cannot estimate the likely outcome of this dispute. We nonetheless took a provision in our financial statement for the entire amount of the court order, HUF 148 million in 2003.

Dividend Policy

        Shareholders have approved payment of cash dividends of HUF 72,654 million, equal to HUF 70 per share. The record date for payment of the dividends is May 25, 2005.

        Under Hungarian law, the Company is permitted to pay annual dividends out of profits and profit reserves, determined on the basis of the annual unconsolidated accounts prepared in accordance with Hungarian Accounting Regulations, following a declaration by the annual general meeting of shareholders. Prior to the approval of the annual unconsolidated accounts, the Company's shareholders at a general meeting may also declare a dividend advance on the basis of an interim set of financial statements. The general meeting of shareholders may decide to declare a higher or lower dividend than that recommended by the Board of Directors, provided that the Company's shareholders' equity under Hungarian Accounting Rules would still meet the statutory requirements following the dividend payment.

        The general meeting of shareholders may also decide not to declare dividends, even if the Board of Directors recommends such declaration. The Company distributes dividends to holders of shares duly registered in the shareholders' register as the legal owners of shares on the date determined by the general meeting to be the dividend record date.

        The determination of whether to pay dividends and of the amount of dividends paid, depends upon, among other things, the Company's earnings, financial condition and cash requirements, applicable restrictions on the payment of dividends under Hungarian law and any other factors the Board of Directors may consider relevant. As of December 31, 2004, the profit reserves available for distribution were approximately HUF 283,000 million.

        The Company will declare any cash dividends in Hungarian forints. In the case of shares represented by ADSs, cash dividends are paid to the depository and converted into and paid in U.S. dollars at the prevailing rate of exchange, net of conversion expenses of the depository and applicable Hungarian withholding tax. Fluctuations in exchange rates will affect the amount of dividends that ADS holders receive. Dividends paid to non-Hungarian holders, including U.S. holders, of shares or ADSs may be converted into foreign currency and repatriated, subject to Hungarian withholding tax.

        In the medium-term, our strategic priority is to continue our search for and execution of value-accretive acquisitions. According to our current estimate, these potential future transactions require balance sheet flexibility with a net debt ratio (net debt to net debt plus equity plus minority interest) in the range of 30-40 percent. We aim to further increase the amount of dividends in Hungarian forint terms, while remaining in this net debt ratio range.

Significant changes

        In line with our strategy of value-accretive acquisitions, Magyar Telekom acquired a 51.12 percent stake in TCG from the government of Montenegro in March 2005. At the same time, we acquired additional 21.92 percent of TCG's shares from minority shareholders.

        For the details on this acquisition, see "Item 10 — Material Contracts".

ITEM 9 — THE OFFER AND LISTING

        In November 1997, shareholders of Magyar Telekom completed a Hungarian and international initial public offering of shares. Magyar Telekom shares were listed in the "A" category of the Budapest Stock Exchange, and Magyar Telekom ADSs, each representing five ordinary shares, were listed on the New York Stock Exchange. The total number of shares sold in the initial public offering was 272,861,367, or 26.31 percent of the total outstanding shares, for an aggregate offering price of over U.S.$1 billion. The offer price was HUF 730 per share and U.S.$18.65 per ADS.

        In June 1999, ÁPV sold its remaining 5.75 percent stake in Magyar Telekom through a secondary offering. The total number of shares sold was 60,096,515, out of which MagyarCom sold 581,319 shares under a greenshoe option. The offer price was HUF 1,273 per share and U.S.$26.50 per ADS. The ADSs are eligible for quotation and trading on Stock Exchange Automated Quotation System ("SEAQ") International.

Trading on the New York Stock Exchange

        The table below sets forth the high and low closing sales prices for the ADSs on the New York Stock Exchange for the periods indicated:

	Price per ADS
	High	Low
	(U.S.$)
2000	49.00	15.94
2001	23.75	11.32
2002	19.83	13.89
2003	21.67	15.89
First Quarter	19.55	15.89
Second Quarter	21.67	17.03
Third Quarter	20.05	16.01
Fourth Quarter	19.89	15.99
2004
First Quarter	22.90	18.70
Second Quarter	23.33	18.87
Third Quarter	21.35	19.58
Fourth Quarter	24.79	20.25
November	21.50	20.50
December	24.79	21.39
2005
January	23.84	22.44
February	25.51	23.45
March	26.64	22.93
April	23.68	20.82

Source: Bloomberg

Trading on the Budapest Stock Exchange

        The table below sets forth the high and low closing sales prices for the shares on the Budapest Stock Exchange for the periods indicated:

	Price per Share
	High	Low
	(HUF)
2000	2,655	958
2001	1,318	571
2002	1,056	685
2003	915	711
First Quarter	868	711
Second Quarter	915	785
Third Quarter	913	772
Fourth Quarter	848	720
2004
First Quarter	936	799
Second Quarter	960	769
Third Quarter	865	790
Fourth Quarter	868	775
November	812	775
December	868	785
2005
January	899	854
February	950	884
March	980	865
April	900	823

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

        Ordinary shares outstanding as of December 31, 1999 amounted to 1,037,281,600 shares. In June 2000, 630,000 new ordinary shares of the Company were registered for potential issuance of shares in connection with convertible bonds granted under a management incentive bond program launched in 1998 and terminated in 2002. These new shares increased the number of registered ordinary shares to 1,037,911,600. Of the newly issued shares, 77,270 ordinary shares were issued outside Magyar Telekom; therefore, the number of shares outstanding increased to 1,037,358,870 shares. This amount included 96,097 treasury shares held by Magyar Telekom as of December 31, 2001.

        In 2002, the remaining 552,730 shares from the June 2000 transaction were issued outside Magyar Telekom. In addition, as a result of the new management stock ownership program launched in 2002, the Company issued 4,900,000 shares of common stock, which were repurchased immediately. As a result, the number of registered shares increased to 1,042,811,600. This amount included 4,900,000 treasury shares held by us both as of December 31, 2003 and December 31, 2004.

        Shareholders are entitled to receive dividends in proportion to the aggregate nominal value of shares held by such shareholders out of the distributable reserves assigned for distribution by the general meeting. The dividend entitlement lapses after five years of the first payment date.

Option to Purchase Securities from Registrant or Subsidiaries

        On April 26, 2002, the annual general meeting of shareholders approved the introduction of a new management share option plan ("Stock Option Plan 2002") and authorized the Board of Directors to issue and repurchase 17 million Series "A" registered ordinary shares as treasury shares.

        The following are main terms of the program:

•
320 senior and middle-level managers are eligible to participate in the program. Eligibility and the number of options granted are determined on the employees' position within the organization. To obtain the total amount of options a manager must have at least one year's employment in the appropriate position, otherwise he or she receives a pro-rated amount. The size of grants is determined as a percentage of the annual gross salary and bonus, as follows:

Chief Executive Officer and Chief Officers	45 percent
Directors and Deputy directors	22 percent
Heads of Department	11 percent
•
Options are granted in three annual installments (Series). For the entire duration of the program, the total number of shares potentially attainable through the exercise of options was 17 million. The breakdown for the three years is as follows: 4.9 million in Series 2002, 5.6 million in Series 2003 and 6.5 million in Series 2004.

•
Options that remain unexercised for five years from the date of grant will expire.

•
Options are subject to a graded vesting provision under which the employee may not exercise any options until the first anniversary of the grant, at which time one third of the options will vest (the first Tranche). The remaining options will vest over the next two years in equal amounts (the second and the third Tranches) such that all options will be exercisable as of the third anniversary of the grant date.

•
The option exercise price is the lower of the closing market price on the date of the grant or the weighted average stock exchange price of the month preceding the grant, plus a 10 percent premium and a certain percentage point to eliminate the inflation effect. The exercise price in either instance will equal or exceed the fair market value on the grant date.

•
Magyar Telekom funds exercises of options by transferring shares from the Treasury to the employee. Magyar Telekom will not take any action to facilitate the sale of such shares by the employee.

        On July 1, 2002, the Company granted 3,964,600 options (Series 2002) with an exercise price of HUF 933 for the first Tranche (exercisable from 2003) and HUF 950 for the second and third Tranches (exercisable from 2004 and 2005). The Company's share price as quoted on the Budapest Stock Exchange on the grant date was HUF 833 per share.

        As of the end of 2004, 758,000 options had been forfeited. The number of outstanding options at the end of 2004 was 3,206,600.

        In addition to the above plan, CEO of Magyar Telekom Rt. has received share options every year since 2000. The exercise price of the options is determined in US dollars and the options had no intrinsic values on the grant dates in 2000, 2001, 2002 and 2003. The options granted in 2004 had an intrinsic value of HUF 63 million. One third of the options granted vest after one year, another one third vests two years after the grant date, while the last third vest after three years. The options are exercisable for ten years after the grant date.

        As of the end of 2004, none of the options was exercised, as the share price remained under the exercise price.

        The fair value of the options described above has not been recognized in our financial statements as compensation costs.

        The following describes the financing structure of the Stock Option Plan 2002 program:

        To start the program, the annual general meeting of shareholders authorized the Board of Directors to issue and repurchase 17 million Series "A" registered ordinary shares and empowered the Board of Directors to do so in several transactions as needed for the plan's operations.

        In 2002, the Board of Directors issued and repurchased 4.9 million shares. The calculated Earnings per Share ("EPS") dilution in 2002 was 0.47 percent.

        In April 2003, the annual general meeting of shareholders decided to cancel Series 2003 of the Stock Option Plan and therefore not to issue any new shares for the program. The general meeting of shareholders left the rest of the program unchanged.

        In April 2004, the annual general meeting of shareholders decided to cancel Series 2004 of the Stock Option Plan.

        According to this decision:

•
options already granted are exercisable under the original terms;

•
no further options will be granted under the Stock Option Plan 2002 approved by the general meeting of shareholders in April 2002;

•
there is no compensation payable in exchange for the termination of the Stock Option Plan 2002.

        The authorization of the Board of Directors to repurchase the outstanding 5,600,000 shares associated with the Stock Option Plan 2003 and 6,500,000 shares associated with the Stock Option Plan 2004, with the total of 12,100,000 shares has been withdrawn. The authorization of the Board of Directors to increase the Company's capital stock by HUF 1,210 million has been cancelled as well.

        In 2004, Magyar Telekom launched a Mid Term Incentive Program ("MTIP") for its top management, whereby the targets to be achieved are based on the performance of the Matáv share. The MTIP is a cash settled long-term incentive instrument which is planned to cover five years, with a new package being launched in each year, and with each tranche lasting for three years.

        The first tranche of the program spans the period between January 1, 2004 and December 31, 2006. Participants in the first tranche are employees of Magyar Telekom who are incumbents of certain top and senior managerial positions.

        At the beginning of the plan each participant has an offered bonus. This value will be paid out at the end of the plan, depending on the achievement of the two fixed targets, an absolute Magyar Telekom-share specific and a relative index target.

        The absolute performance target is achieved when the Magyar Telekom share price, adjusted for dividends paid during the tenure, is more than 35 percent higher at the end of the lock-up period than at the beginning of the plan. The basis of the calculation is the un-weighted average closing price of the Magyar Telekom share at the Budapest Stock Exchange during the last 20 trading days before the beginning and at the end of the plan. The share price calculated according to the above, at grant date was HUF 755.

        The relative performance target is linked to the total return of the Magyar Telekom share compared to the performance of the Dow Jones Euro STOXX Total Return Index during the vesting period, each at the last 20 trading days. Measurement is the un-weighted average Magyar Telekom share price plus dividend payments.

        The plan participants shall receive the grant amount in full, if both performance targets are achieved and only one half of the sum shall be paid if only one performance target is achieved. If neither of the performance targets is achieved, no payment shall be paid.

        Payments granted on the basis of the first program tranche shall take place after December 31, 2006, i.e. the official evaluation of the achievement of the targets.

        The compensation costs accrued in 2004 for the MTIP is HUF 70 million included in employee related expenses.

Memorandum and Articles of Association

        Magyar Telekom is a limited liability stock corporation, organized under the Act CXLIV of 1997 on Business Associations and registered with the Court of Registration in Budapest under the entry number 01-10-041928. The purpose of the Company is identified in paragraph 1.6 of the Articles of Association as follows: The Company is authorized to provide public telephony services within the entire territory of the Republic of Hungary, along with certain closely related auxiliary services.

Corporate Governance

        Hungarian stock corporations are governed by three separate bodies: the general meeting of shareholders, the Supervisory Board and the Board of Directors. Their roles are defined by law and by the Company's memorandum and Articles of Association and may be described generally as follows:

General Meeting of the Shareholders

        The supreme decision making body of the Company is the general meeting of shareholders. If required, extraordinary general meetings may be held at any time. A general meeting is convened as frequently as set forth in the Articles of Association, but no less than once a year.

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

        The Board of Directors must call a general meeting within eight days to take necessary measures when:

•
due to losses, the equity of the company has decreased to less than two-thirds of the share capital;

•
the equity of the Company has decreased to less than HUF 20 million;

•
the Company has stopped servicing its debts and its assets are not sufficient to repay its debts;

•
the number of members of the Board of Directors falls below six;

•
the number of members of the Supervisory Board falls below six; or

•
upon the request of holder of the Series "B" Share.

        Typically, the Board of Directors calls general meetings. To call a general meeting, the Board of Directors must publish a notice of the meeting and an agenda at least 30 days before the scheduled date of the meeting in the official journal of the Budapest Stock Exchange. The Company must notify each director, the Supervisory Board and the auditor that a general meeting has been called within eight days following publication of such notice.

        A general meeting meets a quorum if shareholders representing more than half of the voting shares are present in person or by proxy. If an agenda item requires an affirmative vote of a holder of the Series "B" Share, for a quorum, the holder of the Series "B" Share must also be present at the meeting in person or by proxy.

        If the general meeting does not have a quorum, it will be reconvened within 15 days. A reconvened general meeting will have a quorum for those matters on the original agenda, regardless of the number of shareholders present, except for matters requiring the holder of the Series "B" Share to be present.

        The general meeting of the shareholders has the sole right to:

  1.
  approve and amend the Articles of Association unless otherwise provided by law;

  2.
  increase (except for the cases falling into the scope of authority of the Board of Directors) or decrease the Company's registered capital unless otherwise provided by law;

  3.
  amend the rights attached to a series of shares or change their class;

  4.
  merge, consolidate, separate, terminate, dissolve, liquidate or transform the Company into another form of association;

  5.
  convert shares from bearer form to registered form or vice-versa;

  6.
  decide on issuing convertible or subscription right bonds unless otherwise provided by law;

  7.
  elect members of the Supervisory Board, the Board of Directors and the Company's auditor;

  8.
  remove and fix remuneration of members of the Supervisory Board, the Board of Directors and the Company's auditor;

  9.
  approve the financial statements and the amount of dividends to be distributed if the Company is distributing dividends;

  10.
  approve changes in the Company's registered scope of activities;

  11.
  designate persons entitled to subscribe for new shares in a closed subscription;

  12.
  alter the number or nominal value of the Series "B" Share and the rights attached to the Series "B" Share;

  13.
  approve listing of the Company's shares on a stock exchange;

  14.
  approve delisting of the Company's shares from a stock exchange subject to any group of shareholders agreeing to make a public tender to purchase the shares of those shareholders who do not vote in favor of delisting;

  15.
  approve dematerialization of securities the Company has previously issued in printed form;

  16.
  approve an issue that is within its competence pursuant to law or the Company's Articles of Association;

  17.
  transfer or encumber a valuable right held by the Company that enables it to continue a specific activity of the Company;

  18.
  transfer all or substantial part of the Company's assets;

  19.
  generally approve acquisition of shares which would result in a person or persons acting in concert holding ten percent or more of the outstanding voting shares of the Company;

  20.
  approve payment of a dividend advance determined on the basis of interim accounting unless otherwise provided by law;

  21.
  change the corporate form from a public to a private company; and

  22.
  approve repurchase of shares and accept a public tender offer in respect of treasury shares.

The Supervisory Board

        The Supervisory Board oversees management of the Company. It may request information from executive officers or managerial employees of the Company and may inspect books and documents of the Company. Supervisory Board members shall bear unlimited, joint and several liability for damages caused to the Company due to violation of their supervisory obligations.

        The Supervisory Board comprises a minimum of three and a maximum of 15 members. At present the Supervisory Board consists of 8 members. Its members shall be elected by the general meeting of shareholders for a period of three years. It may assign certain supervisory tasks to any of its members or may delegate supervisory tasks among its members on a permanent basis. The members must act in person, not through a representative. No members of the Supervisory Board may receive any instruction from his or her employer or our shareholders as to fulfillment of their duty and obligations as Supervisory Board members. The Supervisory Board carries out its activities in accordance with rules of procedure established by the Supervisory Board, which are approved by the general meeting of shareholders.

The Board of Directors

        The Board of Directors is the executive body of the Company and represents the Company in dealings with third parties, courts of law and other authorities. The Board of Directors exercises its rights and performs its duties as an independent body.

        The Board of Directors comprises a minimum of six and a maximum of eleven members. The members of the Board of Directors are elected for a term of three years from the date of the annual general meeting until May 31 of the third year subsequent to the date of the said general meeting, with the exception that if the general meeting in the third year is held prior to May 31 than their assignment lasts until the date of such general meeting. Members of the Board of Directors may be removed or re-elected by the general meeting at any time. The Board of Directors carries out its activity in accordance with rules of procedure established by the Board of Directors and subject to the provisions of applicable law and the Articles of Association.

        The member of the Board of Directors must act with the degree of care that can be generally expected from persons in such a position and shall be held liable, in accordance with provisions of general rules of civil law, for damages to the Company caused by their failure to carry out their tasks in the appropriate manner. The members of the Board of Directors shall bear unlimited, joint and several liability for all and any damage resulting from untruthfulness of any data, right or fact entered into the share register or any damage resulting from a late or non-existing entry.

Capital Increases and Preemptive Rights

        Any increase in the registered capital of the Company is implemented in accordance with a resolution of the general meeting of shareholders or a resolution of the Board of Directors by means of issuance of new shares, either in a public offering or a private placement of shares, by converting the Company's reserves in excess of the registered share capital into authorized share capital or by converting convertible bonds into shares. If the general meeting authorizes issuance of new shares, the shareholders of the Company by a three-quarter majority vote may pass a resolution at a general meeting granting existing shareholders preemptive rights in proportion to their shareholdings.

        Unless the general meeting or the Board of Directors otherwise determines by a three-quarter majority vote, if the Company converts all or a portion of its reserves in excess of its registered capital into registered capital, it must offer the newly issued shares free of charge to existing shareholders in proportion to their shareholding. If the general meeting decides otherwise by a three-quarter majority vote, the decision will be valid only if it also includes the price or price-setting principles for the issuance of shares.

Voting Rights and Voting

        Each ordinary share entitles the holder to one vote. Only shareholders or their proxies registered in the shareholders' register six business days prior to a general meeting may cast a vote. The Series "B" Share has special voting rights as described below. The matters listed in clauses 1. to 6. and 11. to 14. above, any decision overriding a resolution of the Board of Directors and preemptive shareholder rights in the event of a capital increase, all require a three-quarter majority of votes cast by the shareholders present or represented at the general meeting. All other matters submitted to a general meeting require only a simple majority vote.

        There is no limitation on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the ordinary shares.

Series "B" Share

        The Hungarian government owns the Series "B" Share. Only the Minister or his legal successor may exercise rights attached to the Series "B" Share. Except as described below, the Series "B" Share has the same rights as the ordinary shares. The holder of the Series "B" Share is entitled:

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
  conversion of a type of shares;

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

Transfer of Shares

        The holder of the Series "B" Share and other shareholders holding at least a simple majority of the shares must generally approve a transfer of shares that would result in a person or group of persons gaining ten percent or more of the outstanding voting stock of the Company. The consent of the holder of the Series "B" Share is also required to transfer shares if the transferee would acquire more than 49.9 percent of the outstanding voting stock of the Company.

        When registering a transfer of shares, the registrar may request evidence that the shares were transferred in accordance with the Articles of Association. If the Company establishes that the transfer occurred in violation of the Articles of Association or if the transferee refuses to produce the necessary evidence, the Company may refuse to register the transfer. The Board of Directors may invalidate registrations based on untrue, false or misleading statements. Only shareholders registered in the Company's register may exercise shareholder rights vis-a-vis the Company or transfer shares. A registered shareholder must notify the Company within eight days of any transfers of its shares or it will be liable for liquidated damages.

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

        We believe the following to be the significant differences between Hungarian corporate governance practices, as implemented by us and those applicable to U.S. companies under the NYSE listing standards.

The Recommendations do not set forth mandatory provisions of law.

        The Recommendations, as expressed by the title, make suggestions regarding recommended, applicable corporate governance practices for listed companies on the Budapest Stock Exchange. Alignment and compliance with the Recommendations are not mandatory.

        The publication of a so-called "Declaration", whereby the issuers provide information on their corporate governance practices in comparison with the contents of the Recommendations on a "comply or explain" basis, will be mandatory for us after the transitional period ends in the year 2005. However, the Budapest Stock Exchange welcomes voluntary declarations from issuers in 2004.

        In February 2004, we made a voluntary declaration stating that we endeavor to comply with the Recommendations. In June 2004, also on a voluntary basis, we disclosed the detailed declaration of compliance (http://ir.matav.hu/english/kozl/2004_02/20040629.htm).

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

        The Supervisory Board of a large company like ours is subject to the principle of employee participation in the decision making process concerning the company's fundamental business direction. Under the Companies Act, our Supervisory Board includes representatives of the shareholders and representatives of the employees, and our employees have the right under the Companies Act to elect one-third of the Supervisory Board members.

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

        Our Supervisory Board has established the audit committee of the Company (the "Audit Committee") to comply with the relevant U.S. laws and SEC regulations applicable for NYSE listed companies. As a foreign private issuer, however, we have an extended compliance period for most of the rules applicable for audit committees, and we are subject to full compliance after July 31, 2005.

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

Material contracts

Purchase of the Remaining 49 Percent Interest in TMH and Westel 0660

        On October 21, 1999, we entered into an agreement with DT under which we acquired an option to purchase DT's 49 percent interest in TMH and Westel 0660 for U.S. $885 million.

        On December 21, 2001, we paid DT EUR 920 million (HUF 227 billion) and agreed to pay an additional amount equal to 49 percent of the dividend to be declared by TMH for 2001 in exchange for the remaining 49 percent interest in TMH and Westel 0660. Based on the amount of dividends declared by TMH, we paid an additional HUF 11.5 billion in 2002. No dividends were declared by Westel 0660. The purchase price was financed by way of a medium-term EUR loan provided by DT at an interest rate of Euro Interbank Offered Rate ("EURIBOR") plus 50 basis points.

Acquisition of Maktel

        In December 2000, we, on behalf of a consortium, reached agreement with the government of Macedonia to purchase 51 percent of Maktel on its privatization. The closing of the transaction took place on January 15, 2001, whereby we paid EUR 343.3 million on behalf of the consortium in accordance with the relevant agreement. The 51 percent ownership acquired by us was contributed on January 16, 2001 to a newly established Macedonian acquisition vehicle, Stonebridge.

        Under an agreement among Magyar Telekom, SEEF Holdings Ltd. ("SEEF") and CosmoTelco Added Value Services S.A ("CosmoTelco"), the latter two acquired 6.1 percent and 7.4 percent ownership respectively in Stonebridge reducing our investment in Stonebridge to EUR 301.5 million. We retained an 86.5 percent interest in Stonebridge, which represented a 44 percent interest in Maktel.

        The agreement among Stonebridge investors provided for a put option which entitled SEEF Holdings, one of the co-owners, to sell its shares to Magyar Telekom on May 15 2003, 2004 or 2005 or upon occurrence of certain events at a price which is determined based on the purchase price paid by the consortium for the shares, the current EBITDA and the net debt of Maktel.

        Pursuant to the terms of the agreement, SEEF exercised its put option (in relation to 3.05 percent holding in Stonebridge) on June 20, 2003 and we paid EUR 21 million (HUF 5,545 million) to SEEF on July 27, 2003. In 2004, SEEF exercised its put option for the remaining 3.05 percent share of ownership in Stonebridge. We paid USD 27.4 million (HUF 5,554 million) for these shares, thereby increasing our share of ownership to 92.6 percent in Stonebridge.

        CosmoTelco, the other co-owner, and we entered into a call option agreement whereby CosmoTelco had the right to acquire additional shares in Stonebridge from us such that CosmoTelco's holding could have been increased its original 7.44 percent stake in Stonebridge to 29 percent of the issued share capital of Stonebridge. The price was defined as our acquisition cost plus holding costs. Before the expiration of CosmoTelco's call option on February 8, 2002 Magyar Telekom and CosmoTelco amended the option agreement as a result of which CosmoTelco had until February 2003 to exercise its option for a 10 percent share in Stonebridge. We paid a fee of EUR 7 million (HUF 1,715 million) in return for CosmoTelco letting the option for the remaining 11.55 percent share expire unexercised on February 8, 2002. In 2003 the parties agreed that CosmoTelco allowed its option to lapse, and we paid EUR 2.5 million (HUF 658 million) to CosmoTelco.

        On October 26, 2004 we acquired Cosmo Telco's 7.44 percent share of ownership in Stonebridge and we became the sole owner the company. As a result of this acquisition, our effective ownership in Maktel increased to 51 percent. Total acquisition cost of the transaction was HUF 9,003 million.

Acquisition of 49 percent interest in T-Systems Hungary and strategic cooperation with T-Systems International

        On September 30, 2004 we acquired a 49 percent interest in T-Systems Hungary from T-Systems International. The consideration paid was HUF 3,430 million.

        In addition to establishing the joint venture, Magyar Telekom and T-Systems International also agreed that we will act as a partner of T-Systems International's carrier division, Carrier Sales & Solutions. Under the agreement, points of presence will be established in Bulgaria, Romania, Greece, Moldavia, Serbia, Montenegro and Ukraine in the coming years.

        Magyar Telekom and T-Systems Hungary also agreed to cooperate as strategic partners and together offer integrated solutions to the 200 largest Hungarian corporations. T-Systems Hungary will act as a system integration and outsourcing partner to Magyar Telekom, while we will act as T-Systems Hungary's partner in the field of telecommunications and network services.

        Magyar Telekom and T-Systems Hungary will provide integrated IT and telecommunication business solutions to our common customers. Thanks to the cooperation, T-Systems Hungary will be able to combine the sales capabilities of Magyar Telekom and T-Systems and capitalize on the know-how it already has in managing large IT projects. The cooperation also holds several advantages for Magyar Telekom, including improving competitiveness and customer retention, exploitation of new business opportunities and strong market presence through T-Systems Hungary.

        As part of the agreement, we expect that T-Systems Hungary will achieve considerable cost saving and offer even better quality of services to Magyar Telekom by gradually taking over our IT activities. We have already started to outsource our SAP applications to T-Systems Hungary.

Acquisition of Telekom Montenegro

        On January 14, 2005, the Montenegrin Privatization Agency declared Magyar Telekom the winner of a tender for a 51.2 percent interest in TCG. On March 16, 2005, we announced that we had signed a Share Purchase Agreement to acquire 51.12 percent of the shares of TCG from the government of Montenegro for EUR 114 million. The transaction was consummated at the end of March 2005. At the same time, we acquired an additional 21.92 percent interest in TCG from minority shareholders for EUR 22.9 million.

        TCG's balance sheet was consolidated in our accounts as at March 31, 2005, while the results of TCG will be included in our consolidated income statement from the second quarter of 2005. The transaction had an impact on our first quarter 2005 cash flow.

        On March 21, 2005, we entered into a loan agreement with Deutsche Telekom for a medium term Hungarian forint-denominated loan in the amount of HUF 28 billion. The loan was used to finance the acquisition of the 51.12 percent of interest of Telekom Montenegro from the government of Montenegro. The purchase of additional minority shares has been financed with cashflow from operations. The new facility will expire in October 2009 and bears a floating rate of interest with a 34 basis point margin over the 6-month BUBOR. Other conditions of the loan are similar to those stipulated in the previous agreements with Deutsche Telekom.

Strategic cooperation agreement with T-Com and T-Mobile International

        On October 6, 2004 Magyar Telekom's Board of Directors authorized the Company to sign a strategic cooperation agreement with T-Com and T-Mobile International, both a member of the Deutsche Telekom Group.

        The agreement with T-Com creates a framework for the support to the operation of Magyar Telekom's fixed line, as well as other non-mobile activities. The main purpose of the agreement is to maximize our shareholder value by permitting the efficient exploitation of synergies and for T-Com to support our fixed line lines of business. T-Com will allow us to gain further international expertise in the fields of fixed line services, by providing advice and guidelines in development of its domestic and international strategy as well as on marketing and sales, product development, innovations and distribution strategy. This agreement does not impact our ownership structure and will not affect either our Articles of Association, or the rules of procedure of our Board and Supervisory Board.

        The agreement with T-Mobile International creates a framework for the support to the operation of TMH. The main purpose of the agreement is to permit the efficient exploitation of synergies and for T-Mobile International to support TMH in all mobile-specific issues. T-Mobile International will assist TMH to gain further international expertise in the fields of mobile services, by giving guidance on products, pricing and branding issues as well as on distribution channels and sales promotion, and by providing professional training for TMH's staff. It will not impact the ownership rights of Magyar Telekom in the governance of TMH and will not affect either the Articles of Association of TMH, or the rules of procedure of its Board and Supervisory Board.

        The cooperation agreements came into effect on January 1, 2005.

Exchange Control

        Investment by foreigners in Hungarian securities is regulated by Act XXIV of 1988 on Foreign Investments, as amended (the "Foreign Investment Act"), Act XCIII of 2001 on Elimination of Foreign Exchange Restrictions, as amended (the "Liberalization Act") and Act CXX of 2001 on the Capital Market, as amended (the "Capital Market Act") and implementing decrees. The Foreign Investment Act and the Capital Market Act regulate foreign investment in Hungarian equities. In addition, the Capital Market Act and the Liberalization Act regulates foreign investment in Hungarian debt instruments and flows of cash. The regulations under these acts do not restrict foreigners from investing in registered shares issued by Hungarian companies, nor do they limit the number of shares foreigners may own. In addition, foreigners may establish wholly owned subsidiaries in Hungary to acquire all the shares of a Hungarian company.

        Shares held by foreign investors may be generally sold without restrictions to other foreigners or Hungarian persons. Foreign investors may deposit proceeds from sales to Hungarian persons in a convertible Hungarian forint account, the balance of which may be converted into foreign currency and repatriated without restriction, subject to withholding tax rules, or may be paid into a foreign currency account of the foreigner in Hungary or abroad. Similarly, foreign investors may convert dividends paid by Hungarian companies into foreign currency and repatriate the proceeds, subject to withholding tax rules. If a foreign shareholder does not wish to repatriate sale proceeds or dividend payments, it may elect to receive and deposit such payments in Hungarian forints into a convertible HUF denominated account established with any commercial bank in Hungary. Such accounts will accrue interest in Hungarian forints. The balance remains freely convertible into foreign currency and may subsequently be repatriated or reinvested in Hungary.

        As of June 16, 2001 essentially all of the previous restrictions were eliminated regarding the conversion of Hungarian forint into foreign currencies and transactions between foreigners and Hungarian persons. Consequently foreign investors may:

•
freely convert HUF funds;

•
freely sell securities and instruments not qualifying as securities to domestic persons in HUF and in foreign currency; and

•
freely invest in short-term instruments and securities in Hungary (except for receivables deriving from compensation coupons regulated by the Compensation Act).

        Notwithstanding the general rules above, according to the Liberalization Act, payment obligations regarding tax, contributions and other fees to the state must be fulfilled in HUF. Additionally, other laws continue to contain specific requirements affecting foreign exchange transactions (e.g., regulations on money laundering).

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

        With regard to Hungarian taxation:

•
Dividends that you receive on the shares will generally be subject to Hungarian withholding tax at a rate of 20 percent in the case of non-individuals and 20 percent in the case of individuals (35 percent in the case of any portion paid to an individual that exceeds an amount equal to 30 percent of the proportion of the company's equity represented by such individual's ownership interest in the company). If the dividends approved for year 2004 are paid to the individual after December 31, 2005, the dividends will be subject to tax at 25 percent. However, you will be entitled to claim a refund from the Hungarian tax authorities to the extent the amount withheld exceeds the 15 percent rate provided under the Treaty.

•
In the case of individuals, to obtain the refund of Hungarian withholding tax described above, you must file a claim with the Hungarian tax authorities which must include official certification from the US Internal Revenue Service that you are entitled to Treaty benefits, a statement from the payer showing that the tax has been withheld, and a declaration that you are the beneficial owner of the income and that the amount received will be treated as income for US tax purposes. A claim form may be obtained from APEH Észak-budapesti Igazgatósága, 1139 Budapest, Petneházy u. 6-8, PO Box 45, Hungary. You should consult your own tax advisers for additional details with respect to the procedure for claiming such refunds.

•
In the case of holders other than individuals, the Company is entitled to withhold tax from dividends at the Treaty rate of 15 percent provided, that the holder entitled to such dividends submits its residence certificate and beneficial ownership declaration to the Company before the dividend payment.

•
Under the Treaty, capital gains that you realize on a sale or other disposition of the shares will not be subject to any Hungarian tax provided that you can show entitlement to Treaty benefits by presenting a certificate of tax residence from the U.S. Internal Revenue Service.

•
No Hungarian transfer taxes or stamp duties will apply to a purchase, sale, or other disposition of the shares that you make.

        With regard to US federal income taxation:

•
If you hold shares in ADS form, you will be treated as holding the underlying ordinary shares for US federal income tax purposes, and deposits and withdrawals of ordinary shares in exchange for ADSs will not be taxable events.

•
You must include the gross amount of cash dividends paid on the shares, without reduction for Hungarian withholding tax, in ordinary income on the date that you or the ADS depositary receive them, translating dividends paid in Hungarian forints into US dollars using the exchange rate in effect on the date of receipt.

•
Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual before January 1, 2009, with respect to the shares will be subject to taxation at a maximum rate of 15 percent if the dividends are "qualified dividends." Dividends paid on the shares will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules, and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, (a) a passive foreign investment company ("PFIC") or (b) for dividends paid prior to the 2005 tax year, a foreign personal holding company ("FPHC") or foreign investment company ("FIC"). The income tax treaty between Hungary and Unites States has been approved for the purposes of the qualified dividend rules. Based on the Company's audited financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC, FPHC, or FIC for U.S. federal income tax purposes with respect to its 2003 or 2004 taxable year. In addition, based on the Company's audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2005 taxable year.

        The U.S. Department of the Treasury has announced its intention to promulgate rules pursuant to which holders of shares and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether the Company will be able to comply with them. Holders of shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

•
Dispositions of shares that you make will generally give rise to capital gain or loss, which will be long-term capital gain or loss, subject to taxation at reduced rates for non-corporate taxpayers, if the shares were held for more than one year.

•
Hungarian tax withheld from dividends will be treated, up to the 15 percent rate provided under the Treaty, as a foreign income tax that, subject to generally applicable limitations under US tax law, is eligible for credit against your US federal income tax liability or, if you have elected to deduct such taxes, may be deducted in computing taxable income.

•
Fluctuations in the dollar-forint exchange rate between the date that you receive a dividend and the date that you receive a related refund of Hungarian withholding tax may give rise to foreign currency gain or loss, which is generally treated as ordinary income or loss for US tax purposes.

Documents on Display

        We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended. In addition, we are required to file annual reports and other information we make public in Hungary or with the Budapest Stock Exchange with the U.S. Securities and Exchange Commission under the Exchange Act. We file our annual reports on or before June 30 each year. We file other information at the time we make it public in Hungary or file it with the Budapest Stock Exchange.

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

ITEM 11 — QUANTITATIVE AND QUALITATIVE DISCLOSURES
ABOUT MARKET RISK

Market Risk Sensitive Instruments

        Financial instruments carried on the balance sheet include cash and bank balances, investments, receivables, trade payables, leases and borrowings. We are also a party to financial instruments that reduce exposure to fluctuations in foreign currency exchange.

        We are exposed to interest rate risk associated with our debt and anticipated transactions. In line with our financing strategy, we prepaid our foreign currency denominated debt in 2003 and refinanced it with Hungarian forint denominated loans. Therefore, we are not exposed to a significant amount of foreign exchange risk in connection with our financing activities. We have no significant concentration of credit risk. As the vast majority of the revenues and expenses of our Hungarian entities are denominated in Hungarian forints, our reporting currency is HUF. Therefore, our objective is to minimize the level of our financial risk in HUF terms.

        We are exposed to financial market risk relating to interest rate fluctuations. This is due to the fact that changing EUR and HUF interest rates affect the fair value of fixed rate debts and also affect the cash outflow associated with the variable rate debts. To control interest rate risk, a combination of fixed and floating rate debt securities is used within the debt portfolio.

        In 2002, 2003 and 2004 we occasionally entered into derivative contracts for risk management purposes. These foreign currency forward contracts and swap arrangements were used to reduce the exchange rate risk related to the debt portfolio and/or the foreign exchange denominated payment obligations.

        In connection with the acquisition of the remaining 49 percent of TMH and Maktel in 2001, we received loans from DTIF. In 2002, we entered into several swap agreements with Deutsche Telekom AG to exchange the cashflows of the EUR loans payable to HUF cashflows. These loans were accounted for in EUR, while the related swap agreements were accounted for as derivative financial instruments. All swap agreements were terminated in 2003 together with the refinancing of the underlying loans.

        Derivative contracts entered into in 2003 and 2004 were limited to foreign currency forward contracts. In addition, however, we have derivative financial instruments embedded in some contracts. These instruments are measured and disclosed according to IAS 39.

        The net carrying amounts of current financial assets including cash and cash equivalents, other financial assets held for trading, and trade and other receivables reflect reasonable estimates of their fair values due to the short period to maturity of the instruments.

        Non-current loans receivable are accounted for at amortized cost, which approximates their fair values.

        The fair value of liabilities other than loans and other borrowings approximate their carrying values due to their relatively short maturity.

        Derivative financial liabilities as at December 31, 2003 included the fair value of the embedded derivative financial instruments. At December 31, 2004 the fair value of derivatives was positive, therefore, is included in the assets (Notes 7 and 15 to our Consolidated Financial Statements). Embedded derivatives mainly included foreign exchange denominated service and rental contracts where the contract currency is not the functional currency of either of the contracting parties.

        The following table is a summary of our market sensitive debt instruments. It shows the weighted average rates of bank loans as of December 31, 2004.

	Maturities
	2005	2006	2007	2008	2009	Total
	(in HUF millions, except percentages)
Bank loans (HUF denominated)
Variable rate	34,161	29,141	12,125	3,000	3,000	81,427
Average interest rate (%)	10.06	10.37	10.37	11.16	9.77	10.25

        The following table is a summary of our market sensitive debt instruments, including fair value calculated using the discounted cashflow method.

	At December 31,
	2003		2004
	(in HUF millions)
	Book value	Fair value	Book value	Fair value
Bank loans
Fixed rate	14,500	15,202	-	-
Variable rate	97,810	97,810	81,427	81,427

Total bank loans	112,310	113,012	81,427	81,427

Related party loans
Fixed rate	150,318	147,683	177,675	178,997
Variable rate	50,000	50,000	60,000	60,000

Total related party loans	200,318	197,683	237,675	238,997

        Variable interest rate loans are subject to interests calculated based on mostly BUBOR plus a margin interest formula. BUBOR is the Budapest Inter-Bank Offered Rate.

ITEM 12 — DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13 — DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14 — MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
AND USE OF PROCEEDS

        None.

ITEM 15 — CONTROLS AND PROCEDURES

        We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2004. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2004 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required. There has been no change in our internal control over financial reporting during 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A — AUDIT COMMITTEE FINANCIAL EXPERT

        The Supervisory Board has determined that Mr. Arne Freund is an "audit committee financial expert" as defined by Item 401 (h) of Regulation S-K of the Securities Exchange Act of 1934, as amended.

        After graduating with a degree in industrial economics from the Technical University of Berlin, Mr. Freund joined DT in 1995 and worked for 5 years with Group Controlling in several capacities. From July 2000 to July 2002, he was in charge of Board Support for Chief Financial Officer of DT. Since July 2002, Mr. Freund has been in charge of T-Com Controlling as Senior Executive Vice President.

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

ITEM 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES

  Audit and Non-Audit Fees

        The following table sets forth the fees of our independent auditors, PwC, related to 2003 and 2004:

	At December 31,
	2003	2004
	(in HUF thousands)
Audit Fees	298,877	330,373
Audit-Related Fees	8,457	23,300
Tax Fees	24,753	26,011
All Other Fees	5,417	10,054

	337,504	389,738

        Audit fees in the above table are the aggregate fees of PwC in connection with the audit of our annual financial statements, reviews of quarterly reports and services performed in relation to legal obligations and submissions required by regulatory provisions.

        Audit-related fees in the above table are the aggregate fees of PwC for services which are normally performed by the external auditor in connection with the auditing of the annual financial statements, e.g. advice on issues of accounting and reporting which were not classified as audit services and support with the interpretation of new accounting and reporting standards.

        Tax fees in the above table are fees of PwC for services relating to issues of domestic and international taxation (adherence to tax law, tax planning and tax consulting). Furthermore, services were commissioned for the assistance with tax audits and appeals, evaluations for taxation purposes, as well as assistance to tax law.

        Other fees in the above table are fees of PwC primarily related to services like participation by Magyar Telekom employees in conferences and training sessions organized by PwC.

  Audit Committee Pre-Approval Policies and Procedures

        The "Rules of Procedure and Pre-approval Policy" of the Audit Committee of our Supervisory Board was first approved on December 11, 2003 and amended on December 8, 2004. This requires all services, which are to be performed by our external auditors to be pre-approved. This may be in the form of general pre-approval or as pre-approval on a case-by-case basis. The audit committee is permitted to approve certain fees for audit-related services, tax service and other services before the completion of the engagement pursuant to a de minimis exception to the applicable SEC rules. In 2004, 0.08 percent of the total fees was approved as other services pursuant to the de minimis exception. The Audit Committee has been regularly informed of the services and the fees to be paid.

        See Exhibit 14.2. for "Rules of Procedure and Pre-approval Policy".

ITEM 16D — EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E — PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17 — FINANCIAL STATEMENTS

See pages F-1 through F-65 incorporated herein by reference.

ITEM 18 — FINANCIAL STATEMENTS

Not applicable.

ITEM 19 — EXHIBITS

1.1.	Articles of Association of Matáv (incorporated herein by reference to Exhibit 1.1. of Magyar Telekom's 2001 Form 20-F dated May 9, 2002).
3.1.
Form of Deposit Agreement, dated as of October 8, 1997, among Matáv, Morgan Guaranty Trust Company of New York, as Depository, and holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt (incorporated herein by reference to Exhibit 4.1. of Magyar Telekom's Form F-1 dated November 13, 1997).
4.1.
Agreement to furnish to the Securities and Exchange Commission copy of the HUF 45 billion Medium Term Note Program upon request (incorporated herein by reference to Exhibit 2.2. of Magyar Telekom's 2001 Form 20-F dated May 9, 2002).
4.2.	Concession Agreement, dated December 19, 1993, between the Minister and MagyarCom (incorporated herein by reference to Exhibit 10.1. of Magyar Telekom's Form F-1 dated November 13, 1997).
4.3.
Assignment and Assumption, dated December 22, 1993, by and among MagyarCom, Matáv and the Minister (incorporated herein by reference to Exhibit 10.2. of Magyar Telekom's Form F-1 dated November 13, 1997).
4.4.	Concession Contract, as amended, dated December 22, 1993, between the Minister and Matáv (incorporated herein by reference to Exhibit 4.3.1. of Magyar Telekom's 2001 Form 20-F dated May 9, 2002).
4.5.
Contract for the revision and termination of the Nationwide Concession Contract concluded on December 22, 1993 and the Concession Contract concluded on May 25, 1994 and for the provision of universal telecommunications services, dated January 28, 2002, by and among the Minister and Matáv (incorporated herein by reference to Exhibit 4.3.2. of Magyar Telekom's 2001 Form 20-F dated May 9, 2002).
4.6.
Shareholders' Agreement, dated September 26, 1997, by and among Matáv, MagyarCom and the Minister (incorporated herein by reference to Exhibit 10.5. of Magyar Telekom's Form F-1 dated November 13, 1997).
4.7.
Amended and Restated Framework Services Agreement, dated January 1, 2000, by and among Matáv, Deutsche Telekom AG, Ameritech International Inc. and MagyarCom Services Kft. (incorporated herein by reference to Exhibit 4.5. of Magyar Telekom's 2001 Form 20-F dated May 9, 2002).
4.8.
Share Purchase Agreement between the Republic of Macedonia and Matáv relating to the sale of 50 percent of the issued share capital of Makedonski Telekomunikacii dated December 22, 2000 (incorporated herein by reference to Exhibit 4.6.1. of Magyar Telekom's 2001 Form 20-F dated May 9, 2002).

4.9.
Subscription and Shareholders' Deed between Matáv, CosmoTelco Added Value Services S.A., SEEF Holdings Limited and Telemacedonija Ad Skopje, dated December 14, 2000 (incorporated herein by reference to Exhibit 4.6.2. of Magyar Telekom's 2001 Form 20-F dated May 9, 2002).
4.10.
First Supplemental Deed to the Subscription and Shareholders' Deed between Matáv, CosmoTelco Added Value Services S.A., SEEF Holdings Limited and Telemacedonija Ad Skopje, dated December 14, 2000 (incorporated herein by reference to Exhibit 4.6.3. of Magyar Telekom's 2001 Form 20-F dated May 9, 2002).
4.11.
Second Supplemental Deed to the Subscription and Shareholders' Deed between Matáv, CosmoTelco Added Value Services S.A., SEEF Holdings Limited and Telemacedonija Ad Skopje, dated December 14, 2000 (incorporated herein by reference to Exhibit 4.6.4. of Magyar Telekom's 2001 Form 20-F dated May 9, 2002).
4.12.
Shareholders Agreement between the Republic of Macedonia and Matáv in relation to Makedonski Telekomunikacii, dated January 15, 2001 (incorporated herein by reference to Exhibit 4.6.5. of Magyar Telekom's 2001 Form 20-F dated May 9, 2002).
4.13.
Modification of the Subscription and Shareholders' Deed between Matáv and CosmoTelco Added Value Services S.A. with respect to the option, dated February 7, 2002 (incorporated herein by reference to Exhibit 4.6.6. of Magyar Telekom's 2001 Form 20-F dated May 9, 2002).
4.14.
Agreement for Call Option Extension between Matáv and CosmoTelco Added Value Services S.A. with respect to the option, dated February 7, 2003 (incorporated herein by reference to Exhibit 4.6.7. of Magyar Telekom's 2002 Form 20-F dated May 9, 2003).
4.15.	Election of Exercise the Put Option of SEEF Holdings Limited dated March 7, 2003. (incorporated herein by reference to Exhibit 4.6.8. of Magyar Telekom's 2002 Form 20-F dated May 9, 2003).
4.16.
Share Purchase Agreement between Matáv and SEEF Holdings Limited on the Sale of 2,077,311 Ordinary Shares in Stonebridge AD, dated June 20, 2003 (incorporated herein by reference to Exhibit 4.16. of Magyar Telekom's 2003 Form 20-F dated May 11, 2004).
4.17.
Call Option Waiver Agreement between Matáv and CosmoTelco Added Value Services S.A. with respect to the option, dated December 10, 2003 (incorporated herein by reference to Exhibit 4.17. of Magyar Telekom's 2003 Form 20-F dated May 11, 2004).
4.18.	Share Purchase Agreement between Matáv and SEEF Holdings Limited on the Sale of 2,077,312 Ordinary Shares in Stonebridge AD, dated July 13, 2004
4.19.	Share Purchase Agreement between Matáv and CosmoTelco Added Value Services S.A. on the Sale of 5,078,557 Ordinary Shares in Stonebridge AD, dated October 22, 2004.
4.20.	Call Option Agreement between Deutsche Telekom AG and Matáv, dated October 20, 1999 (incorporated herein by reference to Exhibit 4.7.1. of Magyar Telekom's 2001 Form 20-F dated May 9, 2002).
4.21.	Westel Proxy between Deutsche Telekom AG and Matáv, dated October 20, 1999 (incorporated herein by reference to Exhibit 4.7.2. of Magyar Telekom's 2001 Form 20-F dated May 9, 2002).
4.22.
Business Share Sale and Purchase Agreement, dated December 21, 2001 between Deutsche Telekom AG and Matáv (incorporated herein by reference to Exhibit 4.7.3. of Magyar Telekom's 2001 Form 20-F dated May 9, 2002).
4.23.
Share Sale and Purchase Agreement, dated December 21, 2001 between Deutsche Telekom AG and Matáv (incorporated herein by reference to Exhibit 4.7.4. of Magyar Telekom's 2001 Form 20-F dated May 9, 2002).

4.24.
Determination of the foreign exchange rate for the exercise of the Westel Call Option and e-denomination of purchase price to euro, letter dated October 31, 2001 from Deutsche Telekom AG to Matáv (incorporated herein by reference to Exhibit 4.7.5. of Magyar Telekom's 2001 Form 20-F dated May 9, 2002).
4.25.
Loan Agreement between Deutsche Telekom International Finance B.V. and Matáv to finance the acquisition of a 49 percent stake both in Westel and Westel 0660, dated December 20, 2001 (incorporated herein by reference to Exhibit 4.7.6. of Magyar Telekom's 2001 Form 20-F dated May 9, 2002).
4.26.
Loan Agreement, dated July 4, 2003, between Deutsche Telekom International Finance B.V. and Matáv to refinance the loan taken on December 20, 2001 (incorporated herein by reference to Exhibit 4.24. of Magyar Telekom's 2003 Form 20-F dated May 11, 2004).
4.27.
Amendment to the Loan Agreement, dated August 13, 2004, between Deutsche Telekom International Finance B.V. and Matáv with respect to the Loan Agreement, dated July 4, 2003 (incorporated herein by reference to Exhibit 4.25. of Magyar Telekom's 2003 Form 20-F dated May 11, 2004).
4.28.
Loan Agreement for the purpose of Financing the Acquisition of Maktel, dated January 11, 2001 between Matáv and Deutsche Telekom AG (incorporated herein by reference to Exhibit 4.8. of Magyar Telekom's 2001 Form 20-F dated May 9, 2002).
4.29.	Quota Purchase Agreeement by and between T-Systems International GmbH and Matáv relating to the quotas in T-Systems Hungary Kft, dated July 14, 2004.
4.30.	Strategic Cooperation Agreement between Deutsche Telekom AG and Matáv, dated December 15, 2004
4.31.	Strategic Cooperation Agreement between T-Mobile International AG and Matáv, dated December 15, 2004
4.32.	Share Sale-Purchase Agreement in respect of Certain Shares of Telekom Crne Gore AD between the Government of Republic of Montenegro, the Employment Bureau of Montenegro and Matáv, dated March 15, 2005
4.33.	Loan Agreement for the purpose of Financing the Acquisition of Telekom Montenegro, dated March 18, 2005 between Deutsche Telekom International Finance B.V. and Matáv
8.1.
See "Significant Subsidiaries" in "Item 4 — Information on the Company" for significant subsidiaries as of December 31, 2004. All subsidiaries were incorporated in Hungary, except for Maktel and Stonebridge A.D., which were incorporated in Macedonia.
11.1.	Code of Ethics (incorporated herein by reference to Exhibit 11.1. of Magyar Telekom's 2003 Form 20-F dated May 11, 2004).
12.1.	Certification of the CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2.	Certification of the CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1.	Certification of the CEO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2.	Certification of the CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1.	Consent of Independent Registered Public Accounting Firm.
14.2.	Audit Committee's Pre-approval Policies and Procedures

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 11, 2005

Magyar Telekom Távközlbesi Rt.
By:	/s/ ELEK STRAUB
Name: Elek Straub Title: Chairman and Chief Executive Officer
By:	/s/ DR. KLAUS HARTMANN
Name: Dr. Klaus Hartmann Title: Chief Financial Officer

MAGYAR TÁVKÖZLÉSI RT.

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF MAGYAR TÁVKÖZLÉSI RT.

We have audited the accompanying consolidated balance sheets of Magyar Távközlési Rt. ("Matáv") as of December 31, 2003 and 2004, and the related consolidated statements of income, cashflows and changes in shareholders' equity for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of Matáv's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Matáv as of December 31, 2003 and 2004, and the consolidated results of its operations and its cashflows for each of the three years in the period ended December 31, 2004 in accordance with International Financial Reporting Standards.

Accounting principles generally accepted under IFRS vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 36, as restated, to the consolidated financial statements.

PricewaterhouseCoopers
Budapest, Hungary
February 21, 2005

MAGYAR TÁVKÖZLÉSI RT.

CONSOLIDATED BALANCE SHEETS

		At December 31,
		HUF		USD
	Notes	2003	2004	2004
		(in HUF millions)		(million USD) (unaudited)
ASSETS				(note 2)
Current assets
Cash and cash equivalents	6	22,132	36,879	205
Other financial assets held for trading	7	494	576	3
Trade and other receivables	8	94,909	86,989	482
Inventories	9	9,997	7,669	43
Assets held for disposal	10	3,612	3,063	17

Total current assets		131,144	135,176	750
Non current assets
Property, plant and equipment – net	11	620,990	570,390	3,164
Intangible assets – net	12	289,234	299,051	1,659
Associates	14	4,827	5,750	32
Deferred taxes	28	4,584	12,527	69
Other non current assets	15	8,058	6,664	37

Total non current assets		927,693	894,382	4,961
Total assets		1,058,837	1,029,558	5,711

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Loans from related parties	18	126,644	60,000	333
Loans and other borrowings – third party	18	66,292	34,538	192
Derivative financial liabilities	17	87	-	-
Trade and other payables	19	101,373	109,973	610
Deferred revenue	20	1,971	1,502	8
Provision for liabilities and charges	21	5,299	15,537	86

Total current liabilities		301,666	221,550	1,229
Non current liabilities
Loans from related parties	18	73,675	177,675	985
Loans and other borrowings – third party	18	47,669	48,395	268
Deferred revenue	20	2,475	1,186	7
Deferred taxes	28	1,768	1,280	7
Provision for liabilities and charges	21	1,200	2,761	15
Other non current liabilities		-	47	0

Total non current liabilities		126,787	231,344	1,283
Total liabilities		428,453	452,894	2,512
Minority interests	22	70,274	60,097	333
Shareholders' equity
Common stock		104,281	104,281	578
Additional paid in capital		27,382	27,382	152
Treasury stock		(3,842)	(3,842)	(21)
Cumulative translation adjustment		825	(3,026)	(17)
Retained earnings		431,464	391,772	2,173

Total shareholders' equity		560,110	516,567	2,865

Total liabilities and shareholders' equity		1,058,837	1,029,558	5,711

These consolidated financial statements were accepted for the Board of Directors on February 21, 2005 and signed on their behalf by:

Elek Straub Chairman and Chief Executive Officer	Dr. Klaus Hartmann Chief Financial Officer

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TÁVKÖZLÉSI RT.

CONSOLIDATED INCOME STATEMENTS

		For the year ended December 31,
		HUF			USD
	Notes	2002	2003	2004	2004
		(in HUF millions, except per share amounts)			(million USD) (unaudited) (note 2)
Fixed line services	23	368,221	358,655	334,174	1,854
Mobile services	24	222,364	248,597	267,264	1,482

Total revenues		590,585	607,252	601,438	3,336
Employee related expenses	25	(89,264)	(87,920)	(109,497)	(607)
Depreciation and amortization		(122,741)	(128,334)	(137,666)	(764)
Payments to other network operators		(81,078)	(84,449)	(87,580)	(486)
Cost of telecommunications equipment sales		(39,744)	(40,811)	(40,971)	(227)
Other operating expenses – net	26	(135,518)	(143,674)	(140,460)	(779)

Total operating expenses		(468,345)	(485,188)	(516,174)	(2,863)
Operating profit		122,240	122,064	85,264	473
Net financial expenses	27	(27,919)	(40,002)	(36,146)	(200)
Share of associates' results before income tax	14	691	963	2,297	13

Profit before income tax		95,012	83,025	51,415	285
Income tax	28	(13,245)	(13,685)	(8,088)	(45)

Profit after income tax		81,767	69,340	43,327	240
Minority interests	22	(13,639)	(11,865)	(8,686)	(48)

Net income		68,128	57,475	34,641	192

Basic earnings per share
Weighted average number of common stock outstanding (thousands)		1,037,587	1,037,912	1,037,912	1,037,912
Net income		68,128	57,475	34,641	192

Basic earnings per share (HUF and USD)		65.66	55.38	33.38	0.19

Diluted earnings per share
Weighted average number of common stock outstanding for diluted earnings per share (thousands)		1,037,587	1,037,912	1,037,912	1,037,912
Net income		68,128	57,475	34,641	192

Diluted earnings per share (HUF and USD)		65.66	55.38	33.38	0.19

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TÁVKÖZLÉSI RT.

CONSOLIDATED CASHFLOW STATEMENTS

		For the year ended December 31,
		HUF			USD
	Notes	2002	2003	2004	2004
		(in HUF millions)			(million USD) (unaudited) (note 2)
Cashflows from operating activities
Cash generated from operations	29	239,536	240,497	234,681	1,302
Interest paid		(27,259)	(30,063)	(34,030)	(189)
Income tax paid		(13,234)	(12,318)	(10,900)	(60)

Net cashflows from operating activities		199,043	198,116	189,751	1,052
Cashflows from investing activities
Purchase of tangible and intangible assets	13	(109,988)	(90,788)	(91,748)	(509)
Purchase of subsidiaries and business units	5	(13,459)	(7,992)	(17,273)	(96)
Cash acquired through business combinations		-	61	16	0
Interest received		660	908	1,452	8
Dividend received		1,437	575	2,633	15
Proceeds from sale of trading investments – net		(120)	266	43	0
Proceeds from disposal of non current assets		1,529	2,269	4,090	23

Net cashflows from investing activities		(119,941)	(94,701)	(100,787)	(559)
Cashflows from financing activities
Dividends paid to shareholders and minority interest		(11,437)	(23,507)	(78,294)	(434)
Proceeds from loans and other borrowings		217,429	192,057	338,680	1,879
Repayment of loans and other borrowings		(286,787)	(260,583)	(332,481)	(1,844)
Proceeds from issue of common stock		4,973	-	-	-
Purchase of treasury stock		(4,488)	(3,842)	-	-
Proceeds from sale of treasury stock		85	3,842	-	-
Other		171	(2)	-	-

Net cashflows from financing activities		(80,054)	(92,035)	(72,095)	(400)
Effect of foreign exchange rate changes on cash and cash equivalents		(314)	1,901	(2,122)	(12)

Change in cash and cash equivalents		(1,266)	13,281	14,747	82
Cash and cash equivalents, beginning of year		10,117	8,851	22,132	123

Cash and cash equivalents, end of year	6	8,851	22,132	36,879	205

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TÁVKÖZLÉSI RT.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Shares of common stock(a)	Common stock	Additional paid in capital	Treasury stock	Cumulative translation adjustment	Retained earnings(g)	Total Shareholders' equity
				(in HUF millions)
Balance at December 31, 2001	1,037,358,870	103,736	22,955	(163)	(2,420)	336,192	460,300
Price correction of acquisition of T-Mobile Hungary(b)						485	485
Dividend						(11,410)	(11,410)
Sale of treasury stock(c)				163		(78)	85
Stock issuance(d)	552,730	55	429				484
Stock issuance(e)	4,900,000	490	3,998				4,488
Purchase of treasury stock(e)				(4,488)			(4,488)
Cumulative Translation Adjustment					(1,928)		(1,928)
Net income						68,128	68,128

Balance at December 31, 2002	1,042,811,600	104,281	27,382	(4,488)	(4,348)	393,317	516,144

Dividend(h)						(18,682)	(18,682)
Sale of treasury stock(c)				4,488		(646)	3,842
Purchase of treasury stock(c)				(3,842)			(3,842)
Cumulative Translation Adjustment					5,173		5,173
Net income						57,475	57,475

Balance at December 31, 2003	1,042,811,600	104,281	27,382	(3,842)	825	431,464	560,110

Dividend(h)						(72,654)	(72,654)
Purchase of investment in T-Systems Hungary(f)						(1,679)	(1,679)
Cumulative Translation Adjustment					(3,851)		(3,851)
Net income						34,641	34,641

Balance at December 31, 2004	1,042,811,600	104,281	27,382	(3,842)	(3,026)	391,772	516,567

Of which treasury stock	(4,900,000)

Shares of common stock outstanding at December 31, 2004	1,037,911,600

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TÁVKÖZLÉSI RT.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (notes)

(a)
In addition to the 1,042,811,600 issued shares of common stock (nominal value of HUF 100), total shareholders' equity includes one Series "B" preference share at the nominal value of HUF 10,000 at December 31, 2004. This Series "B" share is held by the Prime Minister's Office and bestows certain rights on its owner, including access to information, and the appointment of a Director. This share may only be held by the Government or its nominee. The number of authorized shares on December 31, 2004 is 1,054,911,600.

(b)
After the acquisition of the 49% of ownership in T-Mobile Hungary from Deutsche Telekom in 2001, the final purchase price was reduced by HUF 485 million in 2002 from the estimated amount due to the lower amount of dividend declared by T-Mobile Hungary for the year 2001. The difference in the purchase price was accounted against retained earnings as the transaction took place between entities under common control.

(c)
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

(e)
As a result of the new employee stock ownership program launched in 2002, the Company issued 4,900,000 shares of common stock, which were repurchased immediately. See note 30 for more details.

(f)
In September 2004 Matáv acquired a 49% share of ownership in T-Systems Hungary (TSH), since which time TSH is an equity consolidated associate company of Matáv Group. As both Matáv and TSH belong to the Deutsche Telekom group, the transaction concerned between entities under common control. As a result, the difference between the carrying value of the shares in T-Systems International's books (HUF 1,751 million) and the purchase price (HUF 3,430 million) was accounted for against the retained earnings of the Group.

(g)
The distributable reserves of the Company under Hungarian law at December 31, 2004 amounted to approximately HUF 283,000 million (HUF 317,000 million at December 31, 2003).

(h)
In 2004 Matáv declared and paid HUF 70 dividend per share (HUF 18 per share in 2003).

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TÁVKÖZLÉSI RT.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1 General information

        Magyar Távközlési Rt. (the "Company" or "Matáv Rt.") with its subsidiaries form the Matáv Group ("Matáv" or "the Group"). Matáv is the principal supplier of telecommunications services in Hungary and Macedonia. Matáv is a full-service telecommunications provider.

        The Company was incorporated in Hungary on December 31, 1991 and commenced business on January 1, 1992. The Company's registered address is Krisztina körút 55, 1013 Budapest, Hungary.

        Matáv is Hungary's and Macedonia's largest fixed line and mobile telecommunications provider. In addition, Matáv provides leased lines, data transmission, corporate networks, cable television, internet services and sells and leases telecommunications equipment in Hungary and in Macedonia.

        The regulatory environment under which the Group operates are summarized as follows.

  Hungarian Fixed line

        The regulation of the Hungarian telecommunications market was fundamentally changed on December 23, 2001 when the Act on Communications came into force. The Act on Communications provided the main legal framework for the Hungarian liberalized telecommunications market until the end of 2003.

        On January 28, 2002, the Minister of Transport, Water and Communications (the Minister) and Matáv concluded the Contract on Universal Service Provision. According to this contract, the national concession was terminated on January 31, 2002, while in the five local areas the local concessions terminated on May 24, 2002. Act C of 2003 on Electronic Communications, the latest regulation on the telecommunications sector, came into effect on January 1, 2004 and the Act on Communications was superseded at that time. The Act on Electronic Communications has fundamentally changed the authority structure of the liberalized telecommunications market. The National Communications Authority ("NCA") is the supreme supervisory body. The NCA has a close cooperation with the Competition Office and the General Inspectorate for Consumer Protection On June 30, 2004, the Minister appointed Matáv as the universal service provider in Matáv's former concession area and the Minister and Matáv concluded a modified Contract on Universal Service Provision. The new contract is valid until December 31, 2008 and can be extended for an additional 4 years. Upon the termination of its concession contract in its three primary areas on November 1, 2002, Matáv's subsidiary, Emitel also concluded the Contract on Universal Service Provision with the Minister.

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

        Universal service providers are entitled to compensation for their net avoidable costs, except for the costs incurred from discount pricing plans offered to residential subscribers. A separate Ministerial Decree determines the detailed rules applicable to calculate the net avoidable costs. The compensation was available for universal service providers from the Universal Electronic Communications Support Fund in 2002 and 2003.

        Matáv was designated as an SMP (company with significant market power) on the telephony and leased lines market by the regulator at the end of 2003. In the first quarter of 2004, the NCA requested the service providers to provide extensive operating data for market assessment and identification of operators to be given an SMP status.

        According to the Act on Electronic Communications, the Minister acting in agreement with the Minister of Finance is responsible for regulating maximum tariffs for universal services. Tariff regulation in Hungary is currently based on the price-cap method. There is a price cap for universal service packages and the draft SMP resolution on residential and business access markets has introduced a new price cap for all subscription fees.

        Matáv's regulated access prices currently include an access deficit, i.e., Matáv's subscription fees do not cover the costs of access. According to the Pricing Act and the relating ministerial decrees, the access deficit should be eliminated. Decree 3/2002 (I.21.) MeHVM deals with the access deficit problem by allowing an annual increase in subscription fees of universal pricing plans above annual inflation rate.

        According to the Act on Electronic Communications, designated SMP operators in the relevant market of the unbundled access or broadband access are obliged to unbundle local loops and prepare reference offers for unbundled local loops (whether fully or partially unbundled) and bit-stream access and to provide these services when there is a request for them by other telecommunications service providers.

        The SMPs may refuse the offer for unbundling if there are technical barriers and providing access to the local loop or bit-stream access would endanger the unity of the SMPs' network.

        The cost base for the price of these services has to be calculated using Fully Distributed Costs (FDC) as determined by Ministerial Decree 18/2003 (XII.27.). In 2003 the Long Run Incremental Costs (LRIC) was applicable, while in 2002 the Fully Allocated Costs (FAC) methodology was used.

        The SMPs must prepare reference offer for the unbundling of the local loops and bit-stream unbundling. The reference offer forms the basis of the agreements to be concluded with other service providers. The reference offer of each SMP must be approved by the NCA, which keeps a public, open register. SMPs are also obliged to prepare reference offers for interconnection and to provide these services upon the reference offer when there is a request for them by other telecommunications service providers. SMPs are also obliged to enter into agreements for access to their networks on the basis of an offer put forward by another service provider. If the provider is obliged to prepare a reference interconnection offer, such as Matáv, this offer must be in line with the reference offer. The NCA has the competence to arbitrate in dispute cases and may establish provisional arrangements between the parties. The reference offer of the SMPs must be approved by the NCA.

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

        Fixed line telecommunications service providers are obliged under the law to provide number portability on their networks starting January 1, 2004, and to allow subscribers to change service providers without changing their telephone numbers in the same geographic location. In addition, starting May 1, 2004, non-geographic number portability have been implemented.

  Macedonian Fixed line

        The Group is also present in the Macedonian fixed line telecommunications market through its subsidiary, Maktel. Maktel is the sole fixed line service provider in Macedonia. Maktel has a concession contract to provide services until December 31, 2018. Further, Maktel had exclusive rights in (a) Fixed Voice Telephony Services, Leased Line Services and (b) to construct, lease, own, develop, maintain and operate Fixed Public Telecommunication Networks until December 31, 2004. These exclusive rights include local, national and international long distance public fixed voice services independently of the technology used, including voice over Internet Protocol services.

        The regulation of the Macedonian telecommunication market is expected to be fundamentally modified during 2005 when a new law on electronic communication is planned to enter into force. Macedonian regulatory authorities tend to follow the regulatory framework of the European Community for liberalization of the telecommunication market.

        In accordance with the Telecommunication Act, as of December 31, 2004 Maktel started to provide universal services on the entire territory of the Republic of Macedonia. Universal service is a package of basic telecommunications services that should be available to all users of public telecommunication services at reasonable and non-discriminatory prices. In accordance with the provisions of the Telecommunication Act the Minister of Transport and Communications has adopted, and the Telecommunication Directorate has implemented, regulations governing the provision of universal services and the compensation procedures to be used for payment of such services. The regulations concerning the provision of universal services govern:

  •
  an identification and description of the universal services to be provided;

  •
  procedures that will be used to select universal services providers (by public tender procedure or otherwise);

  •
  a requirement that universal services be made available to handicapped persons;

  •
  methods for establishing the maximum prices for universal services;

  •
  a mechanism for compensating for performing universal service by the providers of telecommunication services (including contributions by other public telecommunication service providers and public telecommunication operators);

  •
  a description of the information that must be provided by public telecommunication operators and public telecommunication service providers for the purpose of calculating the cost of providing universal services; and

  •
  other conditions relating to the provision of universal services.

        The Telecommunication Directorate is authorized to implement tariff regulation for the provider designated with Significant Market Power ("SMP") status or when the market for a certain service is not competitive. Thirteen services provided by Maktel are regulated with the concession contract. Tariff regulation and maximum allowed tariff changes of the regulated services are based on the price-cap method. Maktel is undergoing a tariff rebalancing process of the regulated tariffs, which is planned to continue in the forthcoming period. Rebalancing means the elimination of cross financing between the telecommunications services in order to better reflect the cost of the services in the pricing.

  Hungarian Mobile

        On October 7, 1999 an amended concession contract was signed between the Ministry of Transport, Communications and Water Management and T-Mobile Hungary (T-Mobile), Matáv's subsidiary, extending T-Mobile's rights and obligations to also provide service in the 1800 MHz band in Hungary. The duration of the DCS concession is fifteen years. T-Mobile started commercial operation in the 1800 MHz band on November 16, 2000.

        In accordance with T-Mobile's Deed of Association, the initial duration of the concession regarding the (a) GSM 900 public mobile radio telephone service is a period of 15 years calculated from the execution of the concession agreement (November 4, 1993 to November 4, 2008). Regarding the (b) DCS 1800 public mobile radio telephone service shall be 15 years from the execution of the new concession agreement (October 7, 1999 to October 7, 2014).

        The Minister is entitled to extend the concession period for both the GSM 900 and the DCS 1800 public mobile radio telephone services upon their expiry. Regarding the GSM 900 public mobile radio telephone service, after November 4, 2008, regarding the DCS 1800 public mobile radio telephone service, after October 7, 2014, for another 7.5 years without issuing a tender invitation.

        In November 2002, the National Communications Authority (NCA) pronounced T-Mobile as a significant market power in the interconnections market.

        On December 7, 2004 the NCA awarded T-Mobile the exclusive right of use of certain frequency blocks for the deployment and operation of an IMT2000/UMTS mobile telecommunications system (3G system). The duration of the frequency usage right is 15 years (until 2019) with an option to extend it for another 7.5 years.

        T-Mobile is obliged by the term of the license decree to start commercial 3G service within 12 months after the acquisition of the license within the inner city of Budapest. It is also obliged to reach a population-wide coverage of 30% within 36 months of license acquisition.

  Macedonian Mobile

        Mobimak, Matáv's subsidiary, is the leading mobile service provider in Macedonia, which has a concession contract to provide mobile telecommunications services until December 31, 2018, which can be renewed for an additional 20 years without a tender. The concession agreement was amended in 2002 after the entry of the second mobile operator in order to equalize the terms of the concession contracts of both operators.

        According to the concession agreement concluded between the Ministry of Transport and Communications and Mobimak, Mobimak has the authorization: to provide public cellular mobile telephony services and to construct, lease, own, develop, maintain and operate mobile public telecommunications networks throughout the entire territory of the Republic of Macedonia and between places within the Republic of Macedonia and places outside of the Republic of Macedonia.

        According to the concession agreement, Mobimak may set and modify its tariffs for Mobile Public Telephony Services at its own discretion.

2 Accounting policies

(a) Basis of presentation

        The consolidated financial statements have been prepared under the historical cost convention, except as disclosed in the accounting policies below, and in compliance with International Financial Reporting Standards ("IFRS").

        The consolidated financial statements are shown in millions of Hungarian Forints ("HUF"). For the convenience of the reader, the consolidated balance sheet, income statement and cashflow statement for the year 2004 are also presented in millions of U.S. dollars ("USD") translated at a rate of HUF 180.29 to USD 1 (the official rate of the National Bank of Hungary at December 31, 2004). These translations are supplementary information and are unaudited.

        The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes thereto. Actual results could differ from those estimates.

(b) Consolidation

        (1)   Subsidiaries

        Subsidiaries (including Special Purpose Entities) in which the Group has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies, are consolidated.

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

        Business combinations before April 1, 2004 are accounted for according to the purchase method of accounting prescribed by IAS 22 – Business combinations. For acquisitions after March 31, 2004, Matáv is applying the provisions of IFRS 3 – Business combinations. Although IFRS 3 continues to require purchase price allocation for new acquisitions, in case of additional shares acquired in subsidiaries already controlled, no purchase price allocation is made. Consequently, the difference between the consideration paid and the share of net assets acquired is accounted for as goodwill.

        (2)   Associates and joint ventures

        Investments in associates and joint ventures are accounted for applying the equity method of accounting. Under this method the company's share of the post-acquisition profits or losses of associates and joint ventures is recognized in the income statement, under the caption "Share of associates' results before income tax". Related taxes are included in income tax expense. The cumulative post-acquisition movements are adjusted against the cost of investment. Associates are entities over which the Group generally has between 20% and 50% of the voting rights, or over which the Group has significant influence, but which it does not control. Joint ventures are entities in which Matáv holds a 50% share of ownership with a third party owner of the other 50%. Matáv has no significant joint ventures.

        At December 31, 2004 and 2003 the principal operating subsidiaries and associates of the Group, which are incorporated in Hungary and Macedonia, were as follows:

	Group interest in capital as at December 31,
Subsidiaries
	2003	2004	Activity
Incorporated in Hungary:
Axelero	100%	100%	Internet service and content provider
BCN Rendszerház	100%	100%	Solutions for business customers
Emitel	100%	100%	Local telecommunications operator
InvesTel	100%	100%	Cable TV holding
MatávkábelTV	100%	100%	Cable TV operator
T-Mobile Hungary	100%	100%	Cellular telecom. service provider
Incorporated in Macedonia:
Makedonski Telekommunikacii (Maktel)	45.65%	51%	Fixed line telecom. services
MobiMak	45.65%	51%	Cellular telecom. service provider
Telemacedonia	88.03%	100%	Management consulting
Stonebridge	89.51%	100%	Holding company

	Group interest in capital as at December 31,
Associates
	2003	2004	Activity
Incorporated in Hungary:
Hunsat	50%	50%	Satellite telecommunications
Magyar RTL (M-RTL)	25%	25%	Television broadcast company
T-Systems Hungary (TSH)	-	49%	Systems integration for business customers
G4 - Matávor	50%	-	Security monitoring

        The Group's interest in the capital of the above subsidiaries and associates equals the voting rights therein.

(c) Foreign currency translation

        Monetary assets and liabilities denominated in foreign currencies are translated into the measurement currency of the reporting entities at the exchange rates at the balance sheet date and any unrealized exchange gains and losses are recognized immediately. Gains and losses that arise on foreign currency transactions and financing activities are included under net financial expenses.

        For the initial consolidation of foreign subsidiaries acquired, their assets and liabilities at the acquisition date are incorporated into the consolidated financial statements after translating the balances into HUF using the exchange rate prevailing at that date. The fair value adjustments resulting from the purchase price allocation and goodwill are accounted for in HUF for acquisitions before March 31, 2004, after which date these adjustments arising on consolidation are accounted for in the measurement currency of the subsidiary as required by the new IFRS standard, IFRS 3 – Business Combinations.

        As the majority of the revenues and expenses of the Macedonian subsidiaries arise in MKD, the measurement currency of these entities is MKD. At year-end the assets and liabilities of the foreign subsidiaries are translated into HUF using the exchange rates prevailing on the balance sheet date. The income statements of the foreign subsidiaries are translated into HUF using the average rate of exchange during the year. The translation difference arising on consolidation is accounted against the cumulative translation adjustment in shareholders' equity.

(d) Cash and cash equivalents

        Cash and cash equivalents include cash on hand and in banks and all highly liquid deposits and securities with maturities of three months or less and exclude all overdrafts.

(e) Financial assets

        At January 1, 2001 the Group adopted IAS 39 – Financial Instruments – Recognition and Measurement, and classified its financial assets into the following categories: trading, held-to-maturity, available-for-sale and loans receivable.

        Financial assets that are highly liquid and are acquired principally for the purpose of generating profit from short-term fluctuations in price are classified as other financial instruments held for trading or cash and cash equivalents depending on their maturities.

        Investments with fixed maturity that the management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in other non current assets.

        Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale. These are included in other non current assets unless management has the express intention of holding the investment for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, at which time they are transferred to current assets.

        Loans and receivables are created by providing money, goods, or services directly to a debtor, other than those that are originated with the intent to be sold immediately or in the short term.

        Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis.

        Trading and available-for-sale financial assets are carried at fair value, while held-to-maturity investments and loans receivable are carried at amortized cost. Any changes in the carrying values are accounted for in the income statement under the caption "Net financial expenses".

        Trading investments include securities issued by the government, the maturities of which are between three months and one year.

        Regular way purchases and sale of financial assets are recognized and derecognized, as applicable, using settlement date accounting.

        During the period Matáv did not hold any available-for-sale or held-to-maturity type of investments.

        Trade and other receivables are stated at their recoverable amount, after accounting for any impairment losses included in other operating expenses. Recoverable amounts are estimated taking into account potential delays and defaults on payments.

        Amounts due to, and receivable from, other network operators are shown net where a right of set-off exists and the amounts are settled on a net basis.

(f) Inventories

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

(g) Assets held for disposal

        Assets held for disposal include real estates that are no longer needed for the future operations of the Company, and have been identified for sale, which is expected to take place within 12 months. These assets are accounted for at the lower of carrying value or recoverable amount. Recoverable amount is defined as the expected selling price less transaction costs. These assets continue to be depreciated until the sale, in accordance with IAS 16 – Property, Plant and Equipment.

(h) Property, plant and equipment

        Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment losses. Cost in the case of the outside plant comprises of all expenditures including the cabling within customers' premises and interest on related loans.

        When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts and any related gain or loss is recognized in the income statement.

        Maintenance and repairs are charged to expense when incurred.

        Depreciation is calculated on a straight-line basis from the time the assets are deployed over their economic useful lives. Matáv regularly reviews the useful lives for consistency with current development plans and advances in technology.

        The useful lives assigned are as follows:

Buildings	10 - 50 years
Duct, cable and other outside plant	25 - 38 years
Telecommunications exchanges	7 - 15 years
Other fixed assets	3 - 12 years

(i) Intangible assets

        Intangible assets are stated at historical cost less accumulated amortization and impairment losses.

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

        Costs associated with the acquisition of long term licenses are capitalized including any related borrowing costs. The useful lives of concessions and licenses are determined based on the underlying agreements and are amortized on a straight line basis over the period from the beginning of commercial use of the frequency until the end of the initial concession or license term. No renewal periods are considered in the determination of useful life.

        Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary at the date of acquisition. Goodwill on acquisitions is reported in the balance sheet as an intangible asset and is amortized using the straight-line method over its estimated useful life related to acquisitions before March 31, 2004. Goodwill arising on acquisitions after this date is not amortized, but tested for impairment annually or more frequently when circumstances indicate the risk of impairment, in accordance with IFRS 3.

        Intangible assets other than goodwill arising on acquisitions after March 31, 2004 are amortized over their respective economic useful lives.

Years
Concessions and licenses	8 - 25
Software	3 - 5
Leasehold interests	6
Brand-name	10
Goodwill on purchase of subsidiaries	10 - 20

(j) Impairment of non current assets

        Matáv regularly reviews its non current assets, including property, plant and equipment, intangible assets and other long-term investments for impairment. Impairment losses are recognized as an expense for assets whose carrying value exceeds their recoverable amount, which is the higher of value in use or expected net selling price. Impairment losses of tangible and intangible assets are included in the depreciation and amortization line of the income statement, while impairment losses of other non current financial assets are included in net financial expenses.

        The value in use of non current assets is determined at the cash generating unit level, using discounted cashflow analysis.

(k) Leases

  Lessor

        Assets leased to customers under operating leases are included in property, plant and equipment in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with similar fixed assets. Rental income is recognized on a straight-line basis over the lease term.

  Lessee

        Leases of property, plant and equipment where Matáv assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalized at the fair value of the asset or if lower, at the estimated present value of the future minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding lease obligations, net of finance charges, are included in loans and other borrowings. The interest element of the lease payments is charged to the net financial expense of the income statement over the lease period. Property, plant and equipment acquired under finance lease contracts are depreciated over the shorter of the lease term or the useful life of the asset.

        Costs in respect of operating leases are charged to the income statement on a straight-line basis over the lease term, included in other operating expenses.

  Sale and leaseback transactions

        Sale and leaseback transactions involve the sale of an asset by Matáv and the leasing of the same asset or part of it back to Matáv. When sale and leaseback transactions qualify as finance leases any gain on the sale is deferred and recognized in the income statement over the lease term.

(l) Deferred taxes

        Deferred tax is recognized, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred income tax.

        The principal temporary differences arise from depreciation on property, plant and equipment, impairment of receivables, provisions for liabilities and charges and tax losses and investment tax credits carried forward.

(m) Loans and other borrowings

        Borrowings are recognized initially at the proceeds received, net of transaction costs. In subsequent periods, they are stated at amortized costs. Any difference between the proceeds and the redemption value is recognized in the income statement over the period of the borrowings.

        Borrowing costs are recognized as an expense as incurred, net of amounts capitalized. Interest on general borrowings was capitalized as part of the cost of the relevant fixed asset, up to the date of commissioning and is then amortized over the period the asset is depreciated. The rate used to determine the amount of borrowing costs eligible for capitalization was defined as the ratio of equity to debt financing, where debt excludes short term borrowings and loans related to financing of acquisitions. As all loans taken for capital expenditure on tangible and intangible assets were repaid by the end of 2003, no interest was capitalized during 2004.

        Effective borrowing cost (note 18) is calculated using the average amount of loans and other borrowings during the year and the total interest and other financial charges. The weighted average interest rate on borrowings is calculated using the average amount of loans and other borrowings during the year and the interest expense charged.

        Fair value information on loans and other borrowings is also presented in the financial statements (note 18). Fair value of loans and other borrowings is calculated using the discounted cashflow method.

(n) Deferred revenue

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

(o) Employee benefits

        (1)   Pensions

        Payments to defined contribution pension and other welfare plans are recognized as an expense in the period in which they are earned by the employees.

        Matáv does not have defined benefit pension schemes.

        (2)   Equity and equity based compensation benefits

        The Company does not recognize any compensation expense related to equity compensation plans (note 30).

        Bonuses tied to the long term performance of the Matáv share are recognized in the income statement at their time-proportioned fair value (note 30).

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

(p) Provisions

        Provisions are recognized when Matáv has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

        Costs related to the ongoing activities of the Group are not provided in advance.

(q) Treasury stock

        When the Company or its subsidiaries purchases the Company's equity share capital, the consideration paid including any attributable incremental external costs are deducted from total shareholders' equity as treasury stock until they are cancelled. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders' equity.

(r) Revenues

        Revenue is primarily derived from services provided to Matáv's customer subscribers and other third parties using Matáv's telecommunications network, and equipment sales. Revenues for all services and equipment sales (note 23 and 24) are shown net of VAT, discounts and after eliminating sales within the Group, and are recognized when there is persuasive evidence of an arrangement that services have been delivered or equipment has been delivered, the price is fixed or determinable and collection is reasonably assured.

        Customer subscriber arrangements typically include an activation fee, equipment sale, subscription fee and monthly charge for the actual airtime used. The Company considers the various elements of these arrangements to be separate earnings processes for IFRS purposes and recognizes the revenue for each of the deliverables at their invoiced amounts.

        Customers may also purchase public phone cards, prepaid mobile and internet cards which allow those customers to use Matáv's telecommunication network for a selected amount of time. Customers must pay for such services at the date when the card is purchased.

        Third parties using Matáv's telecommunications network include roaming customers of other service providers and other telecommunications providers which terminate calls on Matáv's network.

        Matáv's IFRS revenue recognition policies for the different groups of services are as follows.

        1.     Fixed line connection and mobile activation fees

        Revenues earned from connecting subscribers to the fixed or the mobile network are recognized upon service activation. Fixed line connection fees received before October 1997 were deferred and are amortized to revenue over a period of 10 years. See also accounting policy note for deferred revenue.

        2.     Subscription fees (fixed line and mobile)

        Monthly subscription fees represent a fixed monthly fee charged to customer subscribers for access to Matáv's network. Such fees are recognized in the month during which the customer is permitted access to the network.

        3.     Outgoing traffic revenue

        Outgoing traffic represents customer and third party use of Matáv's telecommunications network. Customers and third parties are charged for outgoing traffic based on their actual use of the network multiplied by a contractually agreed rate. The revenue from usage is recognized in the period in which service is provided to the customers or third parties.

        Revenues from the sale of public phone cards, prepaid mobile cards and prepaid internet cards are recognized when used by the customers or when the cards expired with unused units.

        4.     Incoming traffic revenue

        Incoming traffic revenue is recognized in the period of related usage. A proportion of the revenue received is often paid to other operators (including roaming) for the use of their networks, where appropriate. The revenues and costs of these transit calls are stated gross in these consolidated financial statements and recognized in the period of related usage.

        5.     Leased lines and data transmission revenues

        Leased line services are provided to customers on a monthly rental basis, while data transmission is charged on a unit basis. These revenues are recognized in the period of usage or availability of the service to the customer.

        6.     Equipment sales

        Revenues and costs from sale of telephone sets are recognized upon delivery.

(s) R&D and Marketing expenses

        Research and development as well as marketing costs are expensed as incurred.

(t) Earnings per share

        Basic earnings per share is calculated by dividing income for the period by the weighted average number of common stocks outstanding, while diluted earnings per share is calculated considering the weighted average number of diluting share options in addition to the number of common stocks outstanding.

(u) Dividends

        Dividends are recorded in the Group's financial statements in the period in which they are approved by the Group's shareholders.

(v) Segment reporting

        Matáv determines segments primarily based on products and services that are subject to risks and returns that are different from those of other businesses. Matáv has changed its previously applied segment disclosure as a result of the change in the management and reporting structure of the Group. Prior years' segment disclosures have been amended to facilitate comparability with the disclosure of 2004.

        The primary segments are based on the business lines (fixed line and mobile operations), which include both Hungarian and Macedonian activities. Reported segments are consistent with information used by management for internal reporting and monitoring purposes. In addition, the Company's secondary format for reporting segment information is geographical segments.

(w) Comparative information

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

        (1)   Foreign exchange risk

        The National Bank of Hungary lifted the devaluation of the Hungarian Forint against the Euro in October 2001 after widening the intervention band from +/-2.25% to +/-15% as of May 4, 2001. The introduction of this new foreign exchange regulation increased the foreign exchange risk of the Group significantly. In order to mitigate this increased risk, Matáv minimized its foreign currency borrowings in

2002 and 2003. The remaining foreign exchange exposure of Matáv is related to holding foreign currency cash balances, and operating activities through revenues from and payments to international telecommunications carriers as well as capital expenditure contracted with vendors in foreign currency. These revenues and payments, however, are almost in full balance, therefore Matáv very rarely has to buy or sell foreign currency on the market.

        Matáv occasionally enters into derivative contracts for risk reduction purposes. These foreign currency forward contracts and swap arrangements are taken to reduce the exchange rate risk related to the foreign exchange denominated payment obligations.

        (2)   Interest rate risk

        Matáv is exposed to financial market risk primarily through interest rate fluctuations. This is due to the fact that changing HUF interest rates affect the fair value of fixed rate debts and also affect the cash outflow through the variable rate debts. To control interest rate risk, a combination of fixed and floating rate debt is used within the HUF portfolio. By the end of 2003 Matáv managed to convert almost all of its remaining foreign exchange debt portfolio to HUF, thereby limiting its exposure to interest rate fluctuations in the HUF environment.

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

        (4)   Liquidity risk

        Prudent liquidity risk management implies maintaining sufficient cash and marketable securities as well as available funding through adequate amount of committed credit. The Group Treasury's management aims at maintaining flexibility in funding by keeping committed credit lines available.

(b) Accounting for derivative financial instruments and hedging activities

        Matáv does not apply hedge accounting for its financial instruments, all gains and losses are recognized in the income statement. The fair value of derivative financial instruments is included in financial instruments held for trading or other non current assets and derivative financial liabilities depending on the maturity of the agreements.

(c) Fair value estimation

        The fair value of publicly traded derivative financial instruments and trading and available-for-sale securities is based on quoted market prices at the balance sheet date. The fair value of interest rate swaps is calculated as the present value of the estimated future cashflows. The fair value of forward foreign exchange contracts is determined based on forward exchange market rates at the balance sheet date.

        In assessing the fair value of non-traded derivative financial and other instruments, the Group makes assumptions that are based on market conditions existing at each balance sheet date and estimated discounted value of future cashflows are used to determine fair value for the remaining financial instruments.

4 Segment information

        Matáv has two primary segments, fixed line and mobile telecommunications, which include both Hungarian and international activities.

        The Fixed line segment provides local telephony, domestic and international long distance telecommunications services in Hungary and Macedonia. The Hungarian operations include the activities of insignificant points of presence extended to Romania and Bulgaria. Entities in the segment also provide services such as leased lines, data transmission, PBX, corporate network, cable TV services and internet.

        The Mobile segment provides digital services in the 900 and 1,800 MHz frequency bandwidths in Hungary and Macedonia.

        Inter-segment pricing is on an arms' length basis.

        Until January 1, 2004 Matáv had three operating segments, fixed line telecommunications, mobile telecommunications and international activities. Fixed line telecommunications segment included the Hungarian fixed line entities, while the Mobile segment included T-Mobile Hungary (formerly Westel and Westel 0660), the Hungarian mobile company. The international segment included the Macedonian subsidiaries of the Group (both fixed line and mobile providers).

        From January 1, 2004 Matáv reorganized its segment disclosure to reflect the change in the management and reporting structure of the Group. In the current disclosure the old International segment was split into fixed line operations and mobile operations, which were added to the Hungarian fixed line operations and the Hungarian mobile operations respectively.

        Primary reporting format:    The following tables present a summary of operating results of the Group by business segment for the years ended December 31, 2002, 2003 and 2004. The segments presented below are substantially consistent with the format used by the Company's Management Committee.

	For the year ended December 31,
	2002	2003	2004
	(in HUF millions)
Revenues
Hungarian Fixed line	336,306	324,552	301,743
International Fixed line	47,793	49,689	45,184

Total	384,099	374,241	346,927
Less: intra-segment revenues	(1,122)	(1,552)	(907)

Total revenue of Fixed line segment	382,977	372,689	346,020
Less: inter-segment revenues	(14,756)	(14,034)	(11,846)

Fixed line revenue from external customers	368,221	358,655	334,174
Hungarian Mobile	232,612	254,141	263,023
International Mobile	29,482	31,575	33,734

Total	262,094	285,716	296,757
Intra-segment revenues	(19)	(20)	(58)

Total revenue of Mobile segment	262,075	285,696	296,699
Less: inter-segment revenues	(39,711)	(37,099)	(29,435)

Mobile revenue from external customers	222,364	248,597	267,264

Total revenue of the Group	590,585	607,252	601,438

Depreciation and amortization
Hungarian Fixed line – amortization of goodwill	2,343	1,599	1,601
Hungarian Fixed line – other depreciation and amortization	74,325	70,262	70,965

Hungarian Fixed line	76,668	71,861	72,566
International Fixed line – amortization of goodwill	642	663	684
International Fixed line – other depreciation and amortization	5,524	9,081	8,411

International Fixed line	6,166	9,744	9,095

Fixed line segment(b)	82,834	81,605	81,661
Hungarian Mobile – amortization of goodwill	9,540	9,540	9,540
Hungarian Mobile – other depreciation and amortization	25,883	30,355	38,031

Hungarian Mobile	35,423	39,895	47,571
International Mobile – amortization of goodwill	1,926	1,989	2,051
International Mobile – other depreciation and amortization	2,558	4,845	6,383

International Mobile	4,484	6,834	8,434

Mobile segment(b)	39,907	46,729	56,005

Total depreciation and amortization of the Group	122,741	128,334	137,666

Segment results (Operating profit)
Hungarian Fixed line	43,666	44,090	13,061
International Fixed line	15,136	11,765	7,028

Fixed line segment	58,802	55,855	20,089
Hungarian Mobile	52,390	55,030	56,128
International Mobile	11,048	11,179	9,047

Mobile segment	63,438	66,209	65,175

Total operating profit of the Group	122,240	122,064	85,264

Share of associates' results before income tax
Fixed line (Hungary)	691	963	2,297

Total	691	963	2,297

	At December 31,
	2002	2003	2004
	(in HUF millions)
Assets
Assets of Hungarian fixed line	557,139	517,286	468,219
Associates of Hungarian fixed line	4,607	4,827	5,750

Hungarian fixed line	561,746	522,113	473,969
International fixed line	94,221	109,320	108,844
Intra-segment elimination	(360)	(879)	(369)

Fixed line segment	655,607	630,553	582,445
Hungarian mobile	358,582	357,634	362,406
International mobile	64,558	71,637	77,077
Intra-segment elimination	(1)	(1)	(42)

Mobile segment	423,139	429,270	439,441
Inter-segment elimination	(10,379)	(8,025)	(8,404)

Total segment assets	1,068,367	1,051,798	1,013,482
Unallocated assets(a)	9,084	7,039	16,076

Total assets of the Group	1,077,451	1,058,837	1,029,558

Liabilities
Hungarian fixed line	85,056	69,138	84,801
International fixed line	9,070	5,918	4,039
Intra-segment elimination	(360)	(879)	(369)

Fixed line segment	93,766	74,177	88,472
Hungarian mobile	38,242	43,222	47,535
International mobile	3,015	2,526	3,393
Intra-segment elimination	(1)	(1)	(42)

Mobile segment	41,256	45,747	50,886
Inter-segment elimination	(10,379)	(8,025)	(8,404)

Total segment liabilities	124,643	111,899	130,954
Unallocated liabilities	377,228	316,554	321,940

Total liabilities of the Group	501,871	428,453	452,894

	For the year ended December 31,
	2002	2003	2004
	(in HUF millions)
Capital expenditures on tangible and intangible assets
Hungarian fixed line	49,245	39,662	39,494
International fixed line	13,047	8,227	5,270

Fixed line segment	62,292	47,889	44,764

Hungarian mobile	41,532	37,131	41,440
International mobile	6,164	5,768	5,543

Mobile segment	47,696	42,899	46,983

Total capital expenditure of the Group	109,988	90,788	91,748

(a)
Unallocated assets include income tax assets, while unallocated liabilities include loans and other borrowings and income tax liabilities.

(b)
Depreciation and amortization of the segments include impairment losses charged on the tangible and intangible assets of the segments. Impairment losses charged in the reported years are disclosed in notes 11 and 12.

        Secondary reporting format: Matáv's fixed line and mobile segments operate in Hungary and Macedonia. The geographical segment reporting information is included in the tables below.

	For the year ended December 31,
	2002	2003	2004
	(in HUF millions)
Revenues
Revenues generated in Hungary	524,164	538,810	534,051
Less: inter-segment revenues	(909)	(1,322)	(682)

Revenues from external customers – Hungary	523,255	537,488	533,369
Revenues generated in Macedonia	67,562	70,014	68,352
Less: inter-segment revenues	(232)	(250)	(283)

Revenues from external customers – Macedonia	67,330	69,764	68,069

Total revenue of the Group	590,585	607,252	601,438

Purchase of tangible and intangible assets
Hungary	90,777	76,793	80,934
Macedonia	19,211	13,995	10,813

Purchase of tangible and intangible assets of the Group	109,988	90,788	91,748

Assets
Hungary	910,992	873,126	829,016
Macedonia assets	157,736	179,553	184,876

Total	1,068,728	1,052,678	1,013,893

Inter-segment elimination	(361)	(880)	(411)

Total segment assets	1,068,367	1,051798	1,013,482
Unallocated assets	9,084	7,039	16,076

Total assets of the Group	1,077,451	1,058,837	1,029,558

5 Acquisitions

Acquisition of additional shares in Stonebridge (holding company owning 51% of Maktel)

        The subscription and shareholders' deed (Deed) agreed between the original owners of Stonebridge provided for a put option which entitled SEEF Holdings, one of the co-owners, to sell its shares to Matáv at a price formula also set out in the Deed on May 15 of each of 2003, 2004 or 2005 or upon the occurrence of certain events. The formula took into account the purchase price paid by the consortium for the shares, the current earnings before interest, tax, depreciation and amortization (EBITDA) and the net debt of Maktel.

        Pursuant to the terms of the Deed, SEEF exercised its put option (in relation to 3.05% holding in Stonebridge) on June 20, 2003 and Matáv paid EUR 21 million (HUF 5,545 million) to SEEF on July 27, 2003. In 2004, SEEF exercised its put option for the remaining 3.05% share of ownership in Stonebridge. Matáv paid USD 27.4 million (HUF 5,554 million) for these shares, thereby increasing its share of ownership to 92.6% in Stonebridge. The acquisition in 2003 was accounted for based on the provisions of IAS 22 – Business combinations, while the 2004 acquisition was accounted for based on the new IFRS 3 – Business combinations.

        CosmoTelco, the other co-owner, and the Company entered into a call option agreement whereby CosmoTelco had the right to acquire additional shares in Stonebridge from Matáv such that CosmoTelco's holding could have been increased its original 7.44 percent stake in Stonebridge to 29 percent of the issued share capital of Stonebridge. The price was defined as Matáv's acquisition cost plus holding costs. Before the expiration of CosmoTelco's call option on February 8, 2002, Matáv and CosmoTelco amended the option agreement as a result of which CosmoTelco had until February 2003 to exercise its option for a 10% share in Stonebridge. Matáv paid a fee of EUR 7 million (HUF 1,715 million) in return for CosmoTelco letting the option for the remaining 11.55% share expire unexercised on February 8, 2002. In 2003, the parties agreed that CosmoTelco allowed its option to lapse, and Matáv paid EUR 2.5 million (HUF 658 million) to CosmoTelco.

        As of October 26, 2004 Matáv acquired CosmoTelco's 7.44% share of ownership in Stonebridge, whereby Matáv became the sole owner of the company. As a result of this acquisition, the company's effective ownership in Maktel increased to 51%. Total acquisition cost of the transaction amounted to HUF 9,003 million.

Acquisition of 49% share of ownership in T-Systems Hungary

        As of September 30, 2004, Matáv acquired a 49% share of ownership in T-Systems Hungary (TSH) from T-Systems International (TSI). The consideration paid amounted to HUF 3,430 million. As the transaction took place between companies of the Deutsche Telekom Group, Matáv applied predecessor accounting. This means that Matáv took over the carrying value of the investment and the related goodwill from the accounts of TSI and the difference between the consideration paid and the carrying values was accounted in the shareholders' equity. The goodwill taken over from TSI's accounts is included in the value of the associate.

Purchase of subsidiaries and business units in the cashflow statement

	For the year ended December 31,
	2002	2003	2004
	(in HUF millions)
T-Mobile Hungary	11,515	-	-
Stonebridge	-	5,545	13,355
Amounts paid to CosmoTelco for unexercised call option	1,715	658	-
T-Systems Hungary	-	-	3,430
Other	229	1,789	488

Total purchase of subsidiaries and business units	13,459	7,992	17,273

        Other items include the consideration paid for shares of non-principal subsidiaries and business units.

6 Cash and cash equivalents

	At December 31,
	2003	2004
	(in HUF millions)		Average interest rate
HUF	1,097	1,552	7,15%
MKD	14,669	22,110	4,81%
EUR	4,572	7,815	1,45%
Other	1,795	5,402	1,82%

	22,132	36,879	3,75%

	At December 31,
	2003	2004
	(in HUF millions)
Cash on hand	200	93
Cash in banks	9,430	36,773
Financial assets held for trading with maturities of less than 3 months	12,502	13

	22,132	36,879

7 Other financial assets held for trading

        Other financial assets held for trading include financial instruments with maturities between three to twelve months, including embedded derivatives related to foreign exchange denominated service and rental contracts where the contract currency is not the functional currency of either of the contracting parties.

8 Trade and other receivables

	At December 31,
	2003	2004
	(in HUF millions)
Domestic trade receivables	71,584	71,498
Foreign trade receivables	21,611	19,723
Receivables from associates	746	555
Receivables from Deutsche Telekom Group companies	2,692	1,200
Advances paid for current assets	715	796
Income tax receivable	2,455	3,549
Other taxes receivable	2,530	4,259
Prepayments and accrued income	4,700	2,128
Other receivables	8,836	7,557

	115,869	111,265
Allowance for impairment loss	(20,960)	(24,276)

	94,909	86,989

        The allowance for impairment loss and changes therein for 2003 and 2004 are as follows:

	At December 31,
	2003	2004
	(in HUF millions)
Impairment loss, beginning of period	(20,499)	(20,960)
Charged to expense (included in other operating expenses)	(4,450)	(6,082)
Utilized	3,989	2,766

Impairment loss, end of period	(20,960)	(24,276)

9 Inventories

	At December 31,
	2003	2004
	(in HUF millions)
Cables, wires and other materials	4,430	3,933
Inventory for resale	7,052	4,724

Subtotal	11,482	8,657
Less allowances for obsolete inventory	(1,485)	(988)

	9,997	7,669

10 Assets held for disposal

        Assets held for disposal include primarily land and buildings identified for sale, which is expected within 12 months, as a result of the continuing improvement of utilization of properties and headcount reductions.

11 Property, plant and equipment – net

	Land	Buildings	Duct, cable and other outside plant	Telecom. exchanges	Other	Capital work in progress	Total
	(in HUF millions)
Cost
January 1, 2004	4,413	116,366	274,922	565,806	123,094	17,140	1,101,741
Change in the Composition of the Group	-	1	-	-	275	126	402
Additions	20	3,744	9,040	38,200	10,621	(792)	60,833
Disposals	(433)	(2,766)	(1,702)	(20,161)	(8,703)	-	(33,765)
Translation adjustment	(2)	(1,014)	(2,282)	(3,863)	(1,087)	(191)	(8,439)
Reclassifications	-	-	-	-	(1,207)	-	(1,207)

December 31, 2004	3,998	116,331	279,978	579,982	122,993	16,283	1,119,565

Depreciation
January 1, 2004	-	23,695	81,556	287,174	84,714	-	477,139
Change in the Composition of the Group	-	-	-	-	86	-	86
Charge for the year	-	3,394	11,419	66,170	17,442	-	98,425
Impairment losses	-	77	5,278	-	5,355
Disposals	-	(1,528)	(1,651)	(19,621)	(8,404)	-	(31,204)
Translation adjustment	-	(254)	(899)	(1,547)	(662)	-	(3,362)
Reclassifications	-	-	-	-	(327)	-	(327)

December 31, 2004	-	25,384	90,425	337,454	92,849	-	546,112

Net book value

December 31, 2004	3,998	90,947	189,553	242,528	30,144	16,283	573,453

Of which assets held for disposal							(3,063)

Net book value as at December 31, 2004							570,390

Net book value

December 31, 2003	4,413	92,671	193,366	278,632	38,380	17,140	624,602

Of which assets held for disposal							(3,612)

Net book value as at December 31, 2003							620,990

        Change in the composition of the Group includes the assets of the companies that were acquired by Matáv in 2004.

        Additions to capital work in progress are shown net of transfers to assets in service.

        Additions to property, plant and equipment are shown net of the investment tax credit related to broadband investments of HUF 6,849 million. For more details, see note 28.

        Included in buildings are assets sold and leased back under finance lease conditions. At December 31, 2004 the gross book value of the leased back assets is HUF 567 million and the net book value is HUF 516 million.

        Included in telecommunication exchanges at December 31, 2004 are assets leased under operating lease contracts to customers with a gross book value of HUF 5,436 million (2003: HUF 7,406 million) and net book value of HUF 2,730 million (2003: HUF 3,445 million). Depreciation for the year of these assets amounted to HUF 463 million (2003: HUF 1,150 million).

        Impairment losses charged in 2004 mainly relate to MLLN node equipment and operational system, DTU, FMUX, High Speed Subscriber's Facilities. The recoverable amount for the above mentioned equipment was defined based on the value in use, determined using discounted cashflow analysis. The discount rate used in the discounted cashflow calculations was 9.74% in 2004. The impairment loss charged in 2004 is related to the fixed line segment.

        As of January 1, 2004 the Company revised the useful lives of certain fixed assets, which resulted in a net increase to the depreciation charge of HUF 177 million for 2004. These assets include servers, software licenses, billing systems, transmission technical equipment, public phones, etc. The useful lives of these assets were revised as part of a regular practice in line with the requirements of IFRS, and have been changed to reflect technological changes since their setting into operation.

12 Intangible assets – net

	Concession costs and licenses	Software	Leasehold interest	Brand name	Goodwill	Total
	(in HUF million)
Cost
January 1, 2004	20,399	77,183	7,017	7,706	289,183	401,488
Change in the composition of the Group	-	182	-	365	8,675	9,222
Additions	17,072	17,076	169	-	-	34,317
Disposals	-	(3,988)	(423)	(7,546)	-	(11,957)
Translation adjustment	(41)	(945)	-	-	-	(986)
Reclassification	-	1,207	-	-	-	1,207

December 31, 2004	37,430	90,715	6,763	525	297,858	433,291

Amortization
January 1, 2004	6,869	41,453	4,031	2,839	57,062	112,254
Change in the composition of the Group	-	31	-	-	-	31
Charge for the year	1,638	13,073	527	346	13,876	29,460
Impairment losses	-	-	-	4,426	-	4,426
Disposals	-	(3,986)	(404)	(7,546)	-	(11,936)
Translation adjustment	(28)	(294)	-	-	-	(322)
Reclassification	-	327	-	-	-	327

December 31, 2004	8,479	50,604	4,154	65	70,938	134,240

Net book value

December 31, 2004	28,951	40,111	2,609	460	226,920	299,051

Net book value

December 31, 2003	13,530	35,730	2,986	4,867	232,121	289,234

        Change in the composition of the Group includes the assets of the companies that were acquired by Matáv in 2004 and the goodwill arising on acquisitions.

        The amortization expense as well as the impairment losses of intangible assets including goodwill is accounted for in the depreciation and amortization line of the income statement.

        On March 22, 2004, the Board of Matáv decided to rename the Hungarian mobile subsidiary from Westel to T-Mobile Hungary. As a result of the decision, the carrying value of the capitalized Westel brand name had to be impaired and then de-recognized as the renaming was completed by June 5, 2004.

13 Purchase of tangible and intangible assets

	For the year ended December 31,
	2002	2003	2004
	(in HUF millions)
Additions to property, plant and equipment	84,906	70,767	60,833
Additions to intangible assets	13,033	17,506	34,317

Total additions to tangible and intangible assets	97,939	88,273	95,150
Recognition of investment tax credit (note 28)	-	-	6,849
Change in payables relating to capital expenditures	12,049	2,515	(10,251)

	109,988	90,788	91,748

14 Associates

	For the year ended December 31,
	2003	2004
	(in HUF millions)
Opening balance of associates	4,607	4,827
Additions to associates	-	1,761
Share of associates' profit before tax	963	2,297
Share of associates' corporate tax	(168)	(401)
Disposal of associates	-	(101)
Dividend payments	(575)	(2,633)

Closing balance of associates	4,827	5,750

15 Other non current assets

	At December 31,
	2003	2004
	(in HUF millions)
Employee loans	3,158	3,515
Other loans receivable	3,489	326
Derivative instruments	-	435
Other	1,411	2,388

	8,058	6,664

16 Financial Instruments

        Financial instruments carried on the balance sheet include cash and bank balances, investments, receivables, trade payables, leases and borrowings. Matáv is also a party to financial instruments that reduce exposure to fluctuations in foreign currency exchange.

        In connection with the acquisition of the remaining 49% of T-Mobile Hungary and Maktel Group in 2001, Matáv received loans from Deutsche Telekom International Finance B.V. (DTIF). In 2002, Matáv entered into several swap agreements with Deutsche Telekom AG in order to exchange the cashflows of the EUR loans payable to HUF cashflows.

        These loans were accounted for in the originally denominated currency (EUR), while the related swap agreements were accounted for as derivative financial instruments.

        All swap agreements were terminated in 2003 parallel with the refinancing of the underlying loans.

        Derivative contracts entered into in 2003 and 2004 were limited to foreign currency forward contracts. In addition, Matáv has derivative financial instruments embedded in host contracts. These instruments are measured and disclosed according to IAS 39.

        The net carrying amounts of current financial assets including cash and cash equivalents, other financial assets held for trading, and trade and other receivables reflect reasonable estimates of their fair values due to the short period to maturity of the instruments.

        Non current loans receivable are accounted for at amortized cost, which approximates their fair values.

        The fair value of liabilities other than loans and other borrowings approximate their carrying values due to their relatively short maturity. For the fair value of loans and other borrowing see note 18.

17 Derivative financial liabilities

        Derivative financial liabilities as at December 31, 2003 included the fair value of the embedded derivative financial instruments. At December 31, 2004 the fair value of derivatives was positive, therefore, is included in the assets (notes 7 and 15). Embedded derivatives mainly included foreign exchange denominated service and rental contracts where the contract currency is not the functional currency of either of the contracting parties.

18 Loans and other borrowings

		At December 31,
	Notes	2003	2004
		(in HUF millions)
Current loans from related parties		126,644	60,000
Non current loans from related parties		73,675	177,675

Total loans from related parties	(a)	200,319	237,675
Current bank loans		65,685	34,161
Non current bank loans		46,625	47,266

Total bank loans	(b)	112,310	81,427
Current other borrowings		607	377
Non current other borrowings		1,044	1,129

Total other borrowings		1,651	1,506

Total third party loans and other borrowings		113,961	82,933
Total loans and other borrowings		314,280	320,608

        At December 31, 2004, principal repayments fall due in:

	Maturity At December 31,
	2003	2004
	(in HUF millions)
Year
2004	192,936	-
2005	15,660	94,538
2006	97,007	103,538
2007	5,163	25,673
2008	3,042	23,053
2009	-	33,063
Thereafter	472	40,743

Total loans and other borrowings	314,280	320,608

        The effective borrowing cost (total interest payable and other charges) for Matáv's loans and borrowings was 11.9% in 2004 (11.9% in 2003, 7.0% in 2002). The weighted average interest rate on borrowings was 10.9% in 2004 (7.5% in 2003, 6.4% in 2002).

  (a) Loans from related parties

        All the related party loans are taken from DTIF, and are denominated in HUF. The table below shows the details of the loans outstanding as at December 31, 2004.

	Amount (HUF millions)	Interest rate (%)	Fixed / variable	Repayable
	40,000	10.53	variable	May 2012
	20,000	10.35	variable	May 2008
	73,675	9.36	fixed	Jan 2006
	40,000	10.95	fixed	May 2005
	25,000	9.61	fixed	Oct 2009
	20,000	11.16	fixed	Jan 2005
	14,000	10.20	fixed	May 2007
	5,000	9.68	fixed	Sep 2009

Total	237,675

  (b) Bank loans

        All loans are denominated in HUF at December 31, 2003 and 2004.

        Loans totaling HUF 25,581 million at December 31, 2004 are revolving loans (HUF 38,913 million in 2003) which can be prepaid at any time and may be drawn down in one to six month rolling periods.

        Certain loan agreements contain covenant restrictions that require the maintenance of pre-defined financial ratios. Breach of those covenants would result in HUF 15,500 million (HUF 40,550 million in 2003) being due and payable in 30 days if not remedied. At December 31, 2004 the Company was in compliance with these covenants. One of the covenants allows a debt to EBITDA (earnings before interest, tax, depreciation and amortization) ratio of maximum 3.0. The other covenant requires the maintenance of an EBITDA to interest expense ratio of minimum 2.0.

        The following table shows the weighted average rates of bank loans as at December 31, 2004.

	Maturities
	2005	2006	2007	2008	2009	Total
	(in HUF millions, except percentages)
Bank loans (HUF Denominated)
Variable rate	34,161	29,141	12,125	3,000	3,000	81,427
Average interest rate	10.06%	10.37%	10.37%	11.16%	9.77%	10.25%

  (c) Fair values

        The following table is a summary of Matáv's market sensitive debt instruments, including fair value calculated using the discounted cashflow method.

	At December 31,
	2003		2004
	(in HUF millions)
	Book value	Fair value	Book value	Fair value
Bank loans
Fixed rate	14,500	15,202	-	-
Variable rate	97,810	97,810	81,427	81,427

Total bank loans	112,310	113,012	81,427	81,427

Related party loans
Fixed rate	150,318	147,683	177,675	178,997
Variable rate	50,000	50,000	60,000	60,000

Total related party loans	200,318	197,683	237,675	238,997

        Variable interest rate loans are subject to interests calculated based on mostly BUBOR plus a margin interest formula. BUBOR is the Budapest Inter-Bank Offered Rate.

  (d) Credit facilities and pledges

        At December 31, 2004, Matáv had un-drawn committed credit facilities of HUF 40,664 million. These credit facilities, should they be drawn down, are subject to an interest rate of LIBOR, BUBOR and commercial floating bank prime rates plus a margin depending on the currency and institution providing the facilities. There are pledges on receivables for loans totaling HUF 440 million.

19 Trade and other payables

	At December 31,
	2003	2004
	(in HUF millions)
Domestic trade payables	46,744	46,066
Foreign trade payables	6,155	6,183
UMTS license fee payable	-	11,500
Salaries and wages	9,670	10,175
Other taxes and social security	9,351	8,305
Amounts received in advance	8,314	6,380
Accrued expenses and prepayments	4,132	5,457
Accrued interest to DTIF	4,674	5,491
Accrued interest to third parties	1,022	906
Amounts owed to DT Group companies	1,561	2,321
Payables to associates	143	1,621
Income tax payable	506	52
Dividends payable	50	61
Other payables	9,051	5,455

	101,373	109,973

20 Deferred revenue

	At December 31,
	2003	2004
	(in HUF millions)
Beginning of period	7,178	4,446
Amortization	(2,732)	(1,758)

End of period	4,446	2,688

Amount to be recognized within one year	1,971	1,502

21 Provision for liabilities and charges

	Severance	Customer loyalty programs	Other	Total
	(in HUF millions)
January 1, 2004	1,570	1,453	3,476	6,499
Amounts utilized / retired	(1,570)	(1,453)	(1,699)	(4,722)
Additions	13,022	1,785	1,714	16,521

December 31, 2004	13,022	1,785	3,491	18,298

Less: non current portion	(1,491)	(1,215)	(55)	(2,761)

Current provision	11,531	570	3,436	15,537

        The provision for severance as at December 31, 2004 relates to the employee termination in 2005 and 2006 in accordance with the agreement made with employee representatives in 2004.

        The number of employees impacted by the headcount reduction in 2005 and 2006 is approximately 1,900 and includes mostly network and back office personnel.

        The total payment made in relation to employee termination in 2004 amounted to HUF 7,549 million, of which HUF 1,570 million was charged against the provision for liabilities and charges as at December 31, 2003, while the rest was recognized as employee related expense in 2004.

        The total payment made in relation to employee termination in 2003 amounted to HUF 9,200 million, of which HUF 8,099 million was charged against the provision for liabilities and charges as at December 31, 2002, while the rest was recognized as an expense in 2003.

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

	For the year ended December 31,
	2002	2003	2004
	(in HUF millions)
Beginning of period	48,169	59,436	70,274
Acquisition of additional Stonebridge shares (note 5)	-	(1,871)	(6,914)
Other new acquisitions and minority bought out	1,254	105	(2,195)
Share of results for the year	13,639	11,865	8,686
Dividends paid / payable to minority shareholders	(56)	(4,796)	(5,651)
CosmoTelco option	(1,126)	(658)	-
Cumulative translation adjustment	(2,444)	6,193	(4,103)

End of period	59,436	70,274	60,097

23 Revenues – fixed line services

	For the year ended December 31,
	2002	2003	2004
	(in HUF millions)
Subscriptions, connections and other charges	108,073	109,063	106,224
Outgoing domestic traffic revenues	135,562	131,659	112,381
Outgoing international traffic revenues	17,285	13,096	12,255

Total outgoing traffic revenues	152,847	144,755	124,636

Incoming domestic traffic revenues	15,024	10,797	5,883
Incoming international traffic revenues	22,764	20,024	15,781

Total incoming traffic revenues	37,788	30,821	21,664

Leased lines and data transmission	36,117	41,502	50,976
Equipment sales	3,648	3,249	3,678
Other revenues	29,748	29,265	26,996

Total fixed line revenues	368,221	358,655	334,174

        Included in other revenues in 2003 is HUF 6,032 million (HUF 6,061 million in 2002) of subsidies from the Universal Telecommunication Support Fund to compensate for the maintenance of low usage discount packages provided by the Hungarian fixed line telecommunications service providers of the Group. No such compensation was recognized in 2004.

24 Revenues – mobile services

	For the year ended December 31,
	2002	2003	2004
	(in HUF millions)
Network usage and access	178,917	193,322	208,193
Enhanced services	19,769	28,037	31,945
Equipment sales	18,679	23,109	24,549
Activation fees	2,097	1,534	820
Other revenues	2,902	2,596	1,757

Total mobile revenues	222,364	248,597	267,264

        Enhanced services include mainly non-voice value added services like SMS, MMS, WAP, GPRS, etc.

25 Employee related expenses

        Matáv had 13,724 full time equivalent employees at December 31, 2004, while at the end of 2003 the number of employees was 14,710.

        Employee related expenses include salaries, bonuses, contributions to defined contribution pension and other welfare funds, social security and other employee related taxes as well as termination benefits payable to employees. For more details on termination benefits, see note 21.

        Payments to defined contribution pension plans are included in employee related expenses and amounted to HUF 2,712 million in 2004 (HUF 2,537 million in 2003 and HUF 2,218 million in 2002).

26 Other operating expenses – net

	For the year ended December 31,
	2002	2003	2004
	(in HUF millions)
Materials, maintenance and service fees	57,538	57,992	58,104
Subcontractors and agent commissions	18,098	21,792	22,491
Fees and levies	24,014	23,833	20,268
Marketing	13,514	16,902	22,189
Consulting	7,483	6,102	7,082
Rental fees	6,348	6,338	6,716
Impairment losses on receivables	4,972	4,450	6,082
Other expenses	3,551	6,265	3,448

Total expenses	135,518	143,674	146,380
Other income	-	-	(5,920)

	135,518	143,674	140,460

        Other income includes compensation received from Deutsche Telekom AG for the loss of value incurred in discontinuation of the Westel brand name.

        Contributions payable to the Universal Telecommunication Support Fund were accrued as part of Fees and levies in 2002 (HUF 5,064 million) and in 2003 (HUF 5,098 million). According to the decision of the National Regulatory Authority on the actual amounts payable, HUF 1,353 million of the accruals was reversed in 2004 on the same line as the expenses. As the Fund was not operational with respect to 2004, no additional amounts payable were accrued in 2004.

        The remuneration of the members of the Company's Board of Directors amounted to HUF 9 million in 2004 (HUF 9 million in 2003, HUF 7 million in 2002). The remuneration of the members of the Company's Supervisory Board amounted to HUF 10 million in 2004 (HUF 9 million in 2003, HUF 7 million in 2002).

27 Net financial expenses

	For the year ended December 31,
	2002	2003	2004
	(in HUF millions)
Interest expense:
HUF	14,173	21,315	34,611
Foreign currency	12,459	4,469	120
(Gains) / losses on derivative financial instruments	9,435	972	(647)
Net foreign exchange losses / (gains)	(10,948)	8,799	523
Other financial expenses	3,686	5,364	3,183

Total financial expenses	28,805	40,919	37,790

Interest capitalized	(226)	(41)	-
Interest and other financial income	(660)	(876)	(1,644)

	27,919	40,002	36,146

28 Income tax

	For the year ended December 31,
	2002	2003	2004
	(in HUF millions)
Income tax charge on the profit for the year	(15,113)	(12,259)	(9,352)
Deferred income taxes	2,004	(1,258)	1,665
Income tax on the Group's share of the results of associates	(136)	(168)	(401)

Income tax expense	(13,245)	(13,685)	(8,088)

        The Company and T-Mobile Hungary qualified for a reduction in income tax payable on meeting certain conditions. The reduction in the tax payable amounted to a 100% allowance for five years from the date of qualification, and a 60% allowance for a further five years. Through 1998, Matáv Rt. and T-Mobile qualified for the 100% allowance. From January 1, 1999, Matáv Rt. utilized the reduced allowance of 60% (effective tax rate of 7.2%), 2003 being the last year of tax reduction.

        In order to increase broadband internet penetration in Hungary, the Hungarian Government decided that companies investing over HUF 100 million in internet broadband assets (e.g. ADSL lines) in 2003 and in 2004 can apply for a corporate tax reduction. The potential reduction of the corporate tax charge is defined as a percentage of the companies' capital investment in broadband internet assets. In 2004 Matáv invested HUF 8.9 billion (HUF 6.6 billion in 2003) in broadband assets. As a result of this new tax incentive, Matáv Rt. is entitled to a total corporate tax reduction of HUF 6,849 million (HUF 3,879 million from 2004 and HUF 2,970 million from 2003), which can be used by Matáv Rt. in the years 2003-2008, of which Matáv used HUF 33 million in 2003. As the recoverability of these tax credits was uncertain in 2003, no deferred tax asset was recognized in 2003. Due to the change of the assessment of the recoverability,

Matáv recognized a deferred tax asset of HUF 6,849 million in 2004. As these investment tax credits are of a governmental grant nature, Matáv recognized the deferred tax asset against the cost of the related investment (notes 11 and 13).

        In December 2003 the Hungarian Parliament passed the new tax law in which the corporate tax rate was reduced from 18% to 16% from January 2004. Deferred tax balances of the group were amended accordingly at the end of 2003.

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

        Matáv's deferred tax balances are as follows.

	Balance at December 31, 2003	Income statement effect	Other movements	Balance at December 31, 2004
Deferred tax assets and (liabilities)
Net operating loss carry-forward	2,377	1,344	-	3,721
Investment tax credits	-	-	6,849	6,849
Investments in subsidiaries	(500)	(832)	(2)	(1,334)
Impairment of receivables, inventory and financial investments	3,142	381	(59)	3,464
Property, plant and equipment and intangible assets	(3,725)	(1,050)	(20)	(4,795)
Financial assets held for trading	(36)	(104)	-	(140)
Trade and other payables	(61)	144	(2)	81
Loans and other borrowings	221	(16)	-	205
Deferred revenue	616	(236)	-	380
Provisions for liabilities and charges	782	2,034	-	2,816

Total net deferred tax assets	2,816	1,665	6,766	11,247
Add back: deferred tax liability	1,768			1,280

Deferred tax assets	4,584			12,527

        Deferred tax assets and liabilities are determined by the legal entities of the Group and disclosed as assets and liabilities accordingly in the balance sheet.

        Included in other movements HUF 6,849 million is due to the recognition of the investment tax credit against the cost of the related assets constructed. The remaining amount includes currency translation adjustments of HUF -24 million and HUF -59 million deferred tax arising on the consolidation of subsidiaries acquired in 2004.

        The reconciliation between the reported income tax expense and the theoretical amount arising by applying the statutory income tax rates is as follows:

	For the year ended December 31,
	2002	2003	2004
	(in HUF millions)
IFRS profit before income tax	95,012	83,025	51,415
Tax at 18%	(17,102)	(14,945)	-
Tax at 16%	-	-	(8,226)
Effect of reduced tax rates	2,686	567	191
Impact of tax rate change from 18% to 16% enacted for 2004	-	(296)	-
Impact of tax incentives	1,015	901	584
Tax on items not subject to tax	1,012	1,745	1,953
Tax effect of recognition / (non-recognition) of tax losses	1,925	-	-
Tax on non deductible expenses	(2,837)	(2,586)	(2,189)
Temporary differences reversing at different rates	192	1,097	-

Income tax expense (before associates' tax)	(13,109)	(13,517)	(7,687)
Share of associates tax expense	(136)	(168)	(401)

Income tax expense	(13,245)	(13,685)	(8,088)

        Items not subject to income tax consist primarily of amortization of connection fees deferred before July 1995 to revenue as well as the share of associates' profit before income tax as the results of the associates are not included in the reconciliation.

29 Cash generated from operations

	For the year ended December 31,
	2002	2003	2004
	(in HUF millions)
Net income	68,128	57,475	34,641
Minority interest	13,639	11,865	8,686
Income tax expense	13,245	13,685	8,088
Share of associates' results before income tax	(691)	(963)	(2,297)
Net financial expenses	27,919	40,002	36,146
Depreciation and amortization	122,741	128,334	137,666
Change in payables	(4,454)	2,885	(3,474)
Change in inventory	552	4,117	2,825
Change in receivables	(1,092)	(2,168)	4,500
Amortization of deferred revenue	(3,353)	(2,732)	(1,758)
Bank and other finance charges paid	(3,296)	(5,364)	(3,183)
Other cashflows from operations	6,198	(6,639)	12,841

Cash generated from operations	239,536	240,497	234,681

30 Share-based compensation

Share option plans

        On April 26, 2002, the annual Shareholders' Meeting approved the introduction of a new management share option plan and authorized the Company's Board of Directors to purchase 17 million "A" series registered ordinary shares, each having a nominal value of HUF 100 as treasury shares. Consequently, the Company issued 4,900,000 shares on July 1, 2002, which were repurchased immediately as treasury shares.

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

        The option with respect to the maximum of one-third of the shares that can be purchased under the relevant option (first tranche) could be exercised from July 1, 2003 until the end of the term. No options were exercised in 2003 and 2004 as they were out of the money through the period.

        The option with respect to the maximum of a further one-third of the shares that can be purchased under the option (second tranche) may be exercised from July 1, 2004 until the end of the term.

        The option with respect to the rest of the shares that can be purchased under the option (the third tranche) may be exercised from July 1, 2005 until the end of the term.

        In addition to the above plan, the CEO of Matáv has been granted share options every year starting 2000. The exercise price of the options is determined in US dollars and the options had no intrinsic values on the grant dates in 2000, 2001, 2002 and 2003. The options granted in 2004 had an intrinsic value of HUF 63 million. One third of the options granted vest after one year, another one third vests two years after the grant date, while the last third vest after three years. The options are exercisable for ten years after the grant date.

        No compensation expense has been recognized in these financial statements for the fair value of the options granted.

Mid-term incentive plan (MTIP)

        In 2004 Matáv launched a Mid Term Incentive Program (MTIP) for its top management, whereby the targets to be achieved are based on the performance of the Matáv share. The MTIP is a cash settled long term incentive instrument which is planned to cover five years, with a new package being launched in each year, and with each tranche lasting for three years.

        The first tranche of the program spans the period between January 1, 2004 and December 31, 2006. Participants in the first tranche are employees of Matáv Group who are incumbents of certain top and senior managerial positions.

        At the beginning of the plan each participant has an offered bonus. This value will be paid out at the end of the plan, depending on the achievement of the two fixed targets, an absolute Matáv – share specific and a relative Index target.

        The absolute performance target is achieved when the Matáv share price, adjusted for dividends paid during the tenure, is more than 35 percent higher at the end of the lock-up period than at the beginning of the plan. The basis of the calculation is the un-weighted average closing price of the Matav share at the Budapest Stock Exchange during the last 20 trading days before the beginning and at the end of the plan. The share price calculated according to the above, at grant date was HUF 755.

        The relative performance target is linked to the Total Return of the Matáv share compared to the performance of the Dow Jones Euro STOXX Total Return Index during the vesting period, each at the last 20 trading days. Measurement is the un-weighted average Matáv share price plus dividend payments.

        The plan participants shall receive the grant amount in full, if both performance targets are achieved and only one half of the sum shall be paid if only one performance target is achieved. If neither of the performance targets is achieved, no payment shall be paid.

        Payments granted on the basis of the first program tranche shall take place after December 31, 2006, i.e. the official evaluation of the achievement of the targets.

        The compensation costs accrued in 2004 for the MTIP is HUF 70 million included in employee related expenses.

31 Commitments

(a) Lease commitments

        Finance leases in 2004 relate to the sale and lease back of spaces in buildings accommodating switches. Future minimum lease payments under finance and operating leases at December 31, 2003 and 2004 are as follows:

	Finance Leases At December 31,
	2003	2004
	(in HUF millions)
Year
2004	347	-
2005	104	150
2006	104	137
2007	104	137
2008	104	137
2009	520	137
Thereafter	-	554

Total minimum lease payments	1,283	1,252
Less: amounts representing interest	(558)	(604)

Present value of net minimum lease payments	725	648
Less: finance lease obligations included in short-term debt	250	45

Long-term finance lease obligations	475	603

        Operating lease commitments were mainly in respect of the lease of buildings, network and other telecommunications facilities including cell sites.

	Operating Leases At December 31,
	2003	2004
	(in HUF millions)
Year
2004	4,825	-
2005	3,606	5,283
2006	3,436	4,932
2007	3,108	4,583
2008	2,807	4,157
2009	4,005	3,241
Thereafter	-	2,984

Total minimum lease payments	21,787	25,180

(b) Purchase commitments

        As of December 31, 2004, Matáv had contractual commitments for capital expenditures of HUF 6.1 billion (HUF 3.4 billion in 2003, HUF 7.5 billion in 2002) falling due within 1 year.

32 Future lease revenues

        The following table sets forth the future minimum lease payments receivable by the Company for the operating leases of PBX equipment where Matáv is the lessor.

Lease revenues
(in HUF millions)
Year
2005	4,222
2006 – 2008	5,569
2009 and thereafter	341

Total minimum lease payments receivable	10,132

33 Related party transactions

        All transactions with related parties are on an arm's length basis.

  Deutsche Telekom Group

        Deutsche Telekom (DT) is the majority owner of Matáv. DT Group has a number of fixed line and mobile telecom service provider subsidiaries worldwide, with whom Matáv Group has regular transactions.

        The Company is majority owned by MagyarCom GmbH (59.21%), which is owned by Deutsche Telekom AG. Matáv pays dividends annually to its owners including Magyarcom GmbH. These payments are made throughout the year resulting in no outstanding payable at the end of the years.

        MagyarCom Services Kft., a Hungarian company owned by Deutsche Telekom, provides Matáv with management and consulting services.

        Deutsche Telekom International Finance (DTIF) is the treasury vehicle of DT Group, which provides loan financing across the DT Group including Matáv.

        Deutsche Telekom AG (DTAG) entered into cross-currency swap agreements with Matáv in 2002, the fair values of which were included in the 2002 balance sheet. In 2004, DTAG compensated Matáv for the loss in value incurred in relation to the renaming of Westel to T-Mobile Hungary. The compensation received was recognized as other operating income in the "Other operating expenses – net" caption of the income statement (note 26).

        The table below summarizes the above related party transactions with DT group.

	2002	2003	2004
	(in HUF millions)
Revenues from telecommunication services provided to DT Group	7,589	8,682	6,921
Costs of telecommunication services provided by DT Group	(4,852)	(4,955)	(6,289)
Consulting expenses to Magyarcom Services Kft.	(2,028)	(1,287)	(1,488)
Other income from DT AG for renaming of Westel to T-Mobile Hungary	-	-	5,920
Interest expense to DTIF	(13,654)	(15,009)	(23,271)
Derivative interest paid to DT AG	(5,040)	(3,219)	-
Dividends paid to Magyarcom GmbH	(6,792)	(11,114)	(43,246)
Accounts receivable from DT Group	1,731	2,692	1,200
Accounts payable to Magyarcom Services Kft	(573)	(456)	(410)
Accounts payable to other DT Group companies	(833)	(1,105)	(1,911)
Accrued interests payable to DTIF	(4,298)	(4,674)	(5,491)
Loans payable to DTIF	(236,446)	(200,319)	(237,675)

        Deutsche Telekom has pledged its support for Matáv's financing needs through to June 30, 2006.

  Governments

        Matáv provides services to Government departments and businesses in Hungary and Macedonia on an arm's length basis, however, individually none of these customers represent a significant source of revenue.

  Associates

        Hunsat is an enterprise founded by the Company (50%) and Antenna Hungária Rt. (50%). The revenues of Hunsat include commissions received from Hungarian telecommunications companies for the use of services of international satellite agencies. Costs incurred by Matáv related to these services and paid to Hunsat amounted to HUF 94 million in 2004 (HUF 114 million in 2003 and HUF 160 million in 2002). In 2004 Matáv received advance dividend from Hunsat, which is accounted for as a payable to Hunsat until the General Assembly of Hunsat approves the dividend. This advance dividend is shown as a payable to associates in an amount of HUF 1,090 million as at December 31, 2004. Revenues from Hunsat, receivables and other payables are insignificant for all the three reported periods.

        M-RTL is a Hungarian television broadcast company, in which Matáv has a 25% effective share of ownership. M-RTL sells airtime through media agencies to Matáv, and Matáv provides telecom services to M-RTL through an interactive service provider, therefore the direct operating transactions between M-RTL and the Group are insignificant. However at December 31, 2004 Matáv has HUF 500 million dividend receivable from M-RTL.

        T-Systems Hungary (TSH) is an associated company of Matáv, in which the Company acquired a 49% share of ownership in September 30, 2004. The acquisition took place through share purchase from T-Systems International, a Deutsche Telekom Group company, and a capital increase in TSH. The inter-company transactions and balances with TSH are not significant in the period when TSH was an associate of Matáv. All inter-company transactions and balances with TSH are included in the amounts shown in the table earlier in this note for the Deutsche Telekom Group relations.

34 Subsequent event

        On January 14, 2005 the Montenegrin Privatization Agency announced Matáv to be the winner of the tender issued for the sale of a 51.2% stake in the Montenegrin Telecommunications Company (TCG). Matáv in its binding bid offered EUR 114 million for the 51.2% stake put up for the tender. Matáv also offered to buy 100% of the TCG shares for a total amount of EUR 165 million. This allowed Matáv to enter into exclusive negotiations with the Government for the privatization of TCG. TCG is the incumbent fixed line service provider of Montenegro with a 100% owned mobile telecom service provider subsidiary, Monet. TCG is also the 100% owner of Internet Crne Gore, the leading Montenegrin internet service provider company. The share purchase agreement is expected to be concluded before June 2005, from which date these companies would become the consolidated members of Matáv Group.

35 Recent Accounting Pronouncements

        IFRS 2 – Share Based Payments

        The objective of this IFRS is to specify the financial reporting by an entity when it undertakes a share-based payment transaction. In particular, it requires an entity to reflect in its profit or loss and financial position the effects of share-based payment transactions, including expenses associated with transactions in which share options are granted to employees. An entity shall recognize the goods or services received or acquired in a share-based payment transaction when it obtains the goods or as the services are received. The entity shall recognize a corresponding increase in equity if the goods or services were received in an equity-settled share-based payment transaction, or a liability if the goods or services were acquired in a cash-settled share-based payment transaction. When the goods or services received or acquired in a share-based payment transaction do not qualify for recognition as assets, they shall be recognized as expenses.

        Matáv adopted IFRS 2 for its new incentive plan, the MITP (note 30), which did not result in a material impact on its financial statements.

        IFRS 3 – Business Combinations

        The objective of this IFRS is to specify the financial reporting by an entity when it undertakes a business combination. In particular, it specifies that all business combinations should be accounted for by applying the purchase method. Therefore, the acquirer recognizes the acquiree's identifiable assets, liabilities and contingent liabilities at their fair values at the acquisition date, and also recognizes goodwill, which is subsequently tested for impairment rather than amortized.

        The major impact of adopting IFRS 3 in Matáv's financial statements will be the discontinuation of the goodwill amortization from January 1, 2005. For acquisitions after March 31, 2004 Matáv already applied the provisions of IFRS 3, as required by the standard. Further change will be that IFRS 3 allows the recognition of certain intangible assets on acquisitions that were not separate from goodwill in the past when applying the provisions of IAS 22 – Business Combinations.

        IFRS 5 – Non-current Assets Held for Sale and Discontinued Operations

        The objective of this IFRS is to specify the accounting for assets held for sale, and the presentation and disclosure of discontinued operations. In particular, the IFRS requires: (a) assets that meet the criteria to be classified as held for sale to be measured at the lower of carrying amount and fair value less costs to sell, and depreciation on such assets to cease; and (b) assets that meet the criteria to be classified as held for sale to be presented separately on the face of the balance sheet and the results of discontinued operations to be presented separately in the income statement.

        The application of IFRS 5 in Matáv's financial statements will not have a material impact as Matáv has not discontinued significant operations and does not plan to do so in the future either. In addition, Matáv has always classified its assets held for disposal separately, and these assets have been measured at the lower of carrying amount and fair value less cost to sell.

        Revision of existing IASs

        The IASB revised a number of existing standards, none of which will have a material impact on Matáv's financial statements as the currently applied recognition and measurement principles are not, or not significantly different from those required in the revised standards.

36 Reconciliation to U.S. GAAP

        Matáv's consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS), which differ in certain respects from U.S. GAAP. The principal differences between IFRS and U.S. GAAP are presented below, together with explanations of the adjustments that affect consolidated net income for each of the three years for the period ended December 31, 2004 and total shareholders' equity as of December 31, 2003 and 2004.

		For the year ended December 31,
	Notes	2002 restated	2003 restated	2004
		(in HUF millions, except per share amounts)
Net income under IFRS		68,128	57,475	34,641
Adjustments for U.S. GAAP:
Revenue recognition	(a)	2,456	3,712	4,749
Compensation benefits	(b)	-	-	950
Amortization of intangible assets	(c)	(6,455)	(6,720)	(6,976)
Amortization of goodwill	(c)	14,344	13,795	13,876
Interest capitalization	(d)	542	359	420
Asset retirement obligation	(e)	-	(136)	(871)
Options	(f)	(155)	(1,012)	1,167
Compensation received for renaming of Westel to TMH	(g)	-	-	(5,920)
Deferred income tax on U.S. GAAP adjustments		(703)	(711)	(1,503)
Minority interest impact of U.S. GAAP adjustments		462	(358)	(848)

Net income under U.S. GAAP		78,619	66,404	39,685

Other comprehensive income	(h)	(1,928)	5,173	(3,851)

Total comprehensive income		76,691	71,577	35,834

Basic earnings per share under U.S. GAAP		75.77	63.98	38.24
Diluted earnings per share under U.S. GAAP		75.77	63.98	38.22
		At December 31,
	Notes	2003 restated	2004
		(in HUF millions)
Shareholders' equity under IFRS		560,110	516,567
Adjustments for U.S. GAAP:
Revenue recognition	(a)	(10,286)	(5,537)
Compensation benefits	(b)	-	950
Amortization of intangible assets	(c)	(16,588)	(23,564)
Amortization of goodwill	(c)	31,540	45,416
Interest capitalization	(d)	4,575	4,995
Asset retirement obligation	(e)	(136)	(1,007)
Options	(f)	(1,167)	-
Deferred income tax on U.S. GAAP adjustments		(974)	(2,443)
Minority interest		378	(470)

Shareholders' equity under U.S. GAAP		567,452	534,907

(a) Revenue recognition

        In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," (SAB 101) which provides additional guidance in applying generally accepted accounting principles. In certain cases, SAB 101 required up-front fees to be deferred and recognized over the expected period of customer relationship.

        Under U.S. GAAP Matáv applied the guidance of SAB 101 as follows:

        For fixed line customers a relationship period of 10 years was assessed and up-front connection fees were deferred over that term until December 31, 2003. Incremental direct costs were also deferred to the extent of the revenues. For mobile subscribers activation fees were deferred over a 4-year customer relationship period together with incremental direct costs up to the amount of revenue deferred.

        As of Jan 1, 2004 Matáv adopted EITF 00-21 and SAB 104 in its US GAAP accounts, according to which connections and activations are no longer considered separate earnings events, but one element of a package comprising multiple deliverables. Revenues from multiple deliverable packages are recognized in proportion of the relative fair values of the individual elements. Accordingly, amounts collected for connections and activations are allocated to the other elements of the packages and recognized according to revenue recognition policies applied to those services (such as equipment sales, prepaid airtime, etc.).

        In its IFRS financial statements, Matáv does not defer mobile activation fees. Matáv does not defer fixed line connection fees since October 1997, when the customers' right to refunds was lifted by the new telecom regulations. See Note 2 (o) and Note 20 for more details.

        The table below shows the deferred connection and activation revenue and related deferred expense balances in IFRS and in U.S. GAAP:

	At December 31,
	2003	2004
	(in HUF millions)
IFRS deferred connection and activation revenue	4,446	2,688
U.S. GAAP adjustment	23,573	17,347

U.S. GAAP deferred connection and activation revenue	28,019	20,035
IFRS deferred expenses	0	0
U.S. GAAP adjustment	5,060	3,648

U.S. GAAP deferred expenses	5,060	3,648

        The table below shows the development of the deferred connection and activation revenue balance according to US GAAP in 2003 and 2004.

	2003	2004
	(in HUF millions)
Opening balance of deferred connection and activation revenue	34,445	28,019
New deferrals	2,654	-
Amortization to revenue	(9,080)	(7,984)

Closing balance of deferred connection and activation revenue	28,019	20,035

        The table below includes the balances of amounts received in advance for services including pre-paid mobile and fixed line cards. The U.S. GAAP adjustment reflects the impact of the prospective application of the provisions of EITF 00-21 from January 1, 2004.

	At December 31,
	2003	2004
	(in HUF millions)
IFRS advances received	8,314	6,380
U.S. GAAP adjustment	-	(65)

U.S. GAAP advances received	8,314	6,315

(b) Compensation benefits

        Certain severance related expenses recognized as a provision in the IFRS financial statements related to redundancies in 2005 and 2006 do not meet the criteria to be recognized as a liability in U.S. GAAP (SFAS 146) in an amount of HUF 960 million. These expenses will be recognized in 2005 in the U.S. GAAP accounts.

        In addition, HUF 10 million was recognized as compensation expense related to the share options granted to the CEO. For more details, see note (h) of this U.S. GAAP note.

(c) Intangible assets and goodwill

        Due to the different revenue and intangible asset recognition rules of IFRS and U.S. GAAP at the time of the 2001 acquisitions, the fair value of the intangible assets of the acquired companies was different.

        While SFAS 141 allows the recognition of customer bases as an intangible asset in U.S. GAAP, IAS 38 only allowed the recognition if the customers were contractually tied to the service provider. As in 2001 the customers of the acquired subsidiaries were not contractually bound for a period over one year, no such intangible asset was recognized in the IFRS accounts. In contrast to IFRS, in its U.S. GAAP accounts Matáv recognized the customer bases of the acquired subsidiaries on consolidation. This also resulted in a different amount of goodwill arising on these acquisitions.

        In addition to intangible assets, while according to Matáv's IFRS accounting policy connection and activation fees are not deferred, SAB 101 required the deferral of these fees. This resulted in a zero fair value of deferred revenue in the IFRS balance sheet of the acquired companies, while the fair value of the acquired companies' liabilities included deferred revenue in U.S. GAAP. Related to these deferred revenues, there were also related deferred expenses in the U.S. GAAP balance sheets of the acquired companies. This difference also resulted in a different amount of goodwill arising on the acquisition of these subsidiaries.

        The table below shows the development of the balances of goodwill and customer base according to U.S. GAAP.

	Goodwill	Customer base
	(in HUF millions)
Carrying amount at January 1, 2003	233,362	24,823
Increase due to acquisitions	2,275	1,948
Deferred tax expense credited to the carrying value of goodwill	(89)	-
Amortization charge	-	(6,720)

Carrying amount at December 31, 2003	235,548	20,051
Increase due to acquisitions	7,479	1,203
Deferred tax expense credited to the carrying value of goodwill	(212)	-
Amortization charge	-	(6,976)

Carrying amount at December 31, 2004	242,815	14,278

        After the adoption of SFAS 141 and 142 at January 1, 2002, goodwill is no longer amortized, therefore all goodwill related amortization expense recognized according to IFRS is reversed in the U.S. GAAP accounts. Goodwill was tested for impairment by reporting segment as of January 1, 2002 and in the last quarter of every year since then. As the fair value of the net assets of the reporting segments was always higher than the book values, no impairment charge was necessary to be recognized in any of the reported periods.

        Of the total goodwill in the U.S. GAAP accounts HUF 34,045 million is allocated to the Fixed line segment, while HUF 208,770 million is allocated to the Mobile segment.

        The following table shows the expected amortization expense of all intangible assets recorded under U.S. GAAP in the following years:

Year	Amortization
(in HUF millions)
2005	21,139
2006	19,406
2007	14,182
2008	7,502
2009	4,451

(d) Interest capitalization – restatement

        In previously issued 20-F filings, Matáv did not adjust for differences between IFRS and U.S. GAAP with respect to the capitalization of interest for construction in process projects. In accordance with U.S. GAAP, Matáv capitalizes interest on construction in progress when an asset is under construction for use by Matáv in future periods. In the years 1999 through 2003, Matáv should have capitalized an additional aggregate of HUF 7,615 million of interest expenses as part of the cost of property, plant and equipment and recorded depreciation of HUF 3,040 million and recognized a corresponding deferred tax liability of HUF 754 million. Shareholders' equity under U.S. GAAP has been restated at December 31, 2003 to increase the amount previously reported by HUF 3,821 million for these items. U.S. GAAP net income for the years ended 2002 and 2003 has been restated to increase the amount that was previously reported by HUF 466 million and HUF 300 million in 2002 and 2003. These amounts represent an increase for capitalized interest of HUF 542 million and HUF 359 million in 2002 and 2003, respectively, net of related depreciation expense. The corresponding increase in the deferred tax provision was HUF 76 million and HUF 59 million 2002 and 2003, respectively.

        During the year ended December 31, 2004 Matáv capitalized additional interest amounting HUF 1,624 million and recorded depreciation of HUF 1,204 million on amounts capitalized, resulting in a net increase in income of HUF 420 million.

(e) Asset retirement obligation

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

        Although there is a legal obligation to remove all unused cabling of the fixed network from public and third parties' properties, Matáv believes that the probability of an event of having to remove such cables in the future is zero. As a result, no provision was recognized for this unlikely legal obligation. As Matáv is a universal service provider and was designated by the regulator as having significant market power (SMP), it is obliged to provide fixed line services in its geographical areas of service. In addition, Matáv also has to make its lines available to the alternative service providers on a contractual basis. As a result, Matáv can not be forced to remove its cables from private and public properties as Matáv, has indefinite right of use on these properties free of recurring charge.

        The method applied for mobile equipment constructed on leased property assumes two prolongations after the expiry of the original rental term. The expected cash outflows occurring at the end of the third rental period are discounted to the time of the construction and capitalized as part of the cost of the asset, and recognized as an expense through depreciation over the useful life of the asset. The present value of the future obligation is also recognized as a provision. The provision is then compounded using the discount rate that was applied when the obligation was determined. This accretion expense is recognized in the income statement. In subsequent periods Matáv may reassess the expected cash outflows to settle the asset retirement obligation, in which case the liability is increased against the carrying amount of the asset.

        The carrying amount of the obligation capitalized as part of the carrying value of the related asset and the fair value of the obligation were assumed equal as at January 1, 2003. As a result, the cumulative effect of adopting the standard did not result in an income statement impact. The asset retirement obligation adjustments in the reconciliation tables reflect the income statement impact of the annual movements of the carrying amount of the assets and of the liability.

(f) Options

        The Company had several call options for the remaining shares of certain consolidated subsidiaries. Co-owners of subsidiaries also had call and put options for shares held by Matáv in consolidated subsidiaries. The accounting treatment of these options differs in certain cases under IFRS and U.S. GAAP. These valuation differences were recognized as adjusting items in the U.S. GAAP reconciliation.

(g) Compensation received for renaming of Westel to TMH

        The Company's mobile subsidiary, Westel was renamed as T-Mobile Hungary during 2004. The loss of value caused by discontinuing the Westel brand and the expenditure incurred in connection with the launch and promotion of the new brand was compensated in value by Deutsche Telekom AG, the parent company of Matáv.

        The compensation received for the loss of value is shown as other income, while the write off of the old brand and the costs of launching and promoting the new brand are shown gross as amortization and other expenses respectively in the IFRS income statement.

        Under U.S. GAAP, the Company recognized the same expenses, but the compensation received is accounted for as a concurrent contribution of capital by the majority shareholder in accordance with APB 25 and SAB Topic 5-T.

(h) Other comprehensive income

        Items recognized in other comprehensive income include the cumulative translation adjustment arising on consolidation. This item is not subject to tax.

(i) Share based payments

        As until the release of IFRS 2 – "Share Based Payments" in March 2004 there was no guidance in IFRS for the accounting for share based payments, Matáv has not recognized compensation expenses in its IFRS accounts related to share based compensations before 2004. In its U.S. GAAP accounts, Matáv applies the provisions of APB 25, whereby the intrinsic value of the share options granted are recognized evenly over the vesting period of the instruments.

  Share options of the CEO

        The CEO of Matáv has been granted share options every year starting 2000. The exercise price of the options is determined in U.S. dollars and the options had no intrinsic values on the grant dates in 2000, 2001, 2002 and 2003. The options granted in 2004 had an intrinsic value of HUF 63 million. The time-proportioned amount of the intrinsic value related to the 2004 grant in an amount of HUF 10 million was recognized in the U.S. GAAP financial statements.

        The table below shows the movements in the number of stock options in thousands.

	2002	2003	2004	Average exercise price in USD 2004
Opening number of share options	353	656	1,275	3.76
New grants of share options	303	619	1,462	3.87

Closing number of share options	656	1,275	2,737	3.82
Number of exercisable options at end of year	152	371	762	3.86

        The table below shows the remaining contractual life of the CEO's share options.

Year of grant	Number of options granted and outstanding (thousands)	Remaining contractual life of options at December 31, 2004 (years)	Number of exercisable options at December 31, 2004 (thousands)	Remaining contractual life of options at December 31, 2004 (years)
2000	103	5.5	103	5.5
2001	250	6.5	250	6.5
2002	303	7.5	202	7.5
2003	619	8.5	207	8.5
2004	1,462	9.5	-	-

Total / average	2,737	8.6	762	7.2

  Management share option plan (note 30)

        On July 1, 2002, the Company granted 3,964,600 options to participants of the management share option plan plan at an exercise price of HUF 933 for the first tranche (exercisable in 2003) and HUF 950 for the second and third tranches (exercisable in 2004 and 2005). As the Company's share price as quoted on the BÉT (Budapest Stock Exchange) on the grant date was HUF 833 per share, there was no intrinsic value to the options, thus no compensation expense is recognized in the IFRS or the U.S. GAAP accounts. The options have a life of five years from the grant date, meaning that the options are forfeited without replacement or compensation on June 30, 2007.

        The table below shows the movements in the number of stock options in thousands.

	2002	2003	2004	Average exercise price (HUF)
Opening number of share options	-	3,964	3,655	944
New grants of share options	3,964	-	-	944
Forfeited share options	-	(309)	(448)	944

Closing number of share options	3,964	3,655	3,206	944
Number of exercisable options at end of year	-	1,218	2,137	942

        The remaining contractual life of the options outstanding and exercisable as at December 31, 2004 is 2.5 years.

  Mid Term Incentive Plan (MTIP)

        The MTIP (note 30) is a cash settled long term incentive program lasting for three years whereby the targets to be achieved are based on the performance of the Matáv share. Matáv recognized HUF 70 million of compensation expense in its IFRS and U.S. GAAP accounts, which represents the time-proportioned amount of the expected payable also considering the probability of meeting the targets.

  Pro-forma disclosure

        In December, 2004 the FASB issued Statement 123 (revised 2004) ("SFAS 123(R)"), "Share-Based Payment." Statement 123(R) replaces FASB Statement No. 123, "Accounting for Stock-Based Compensation", supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". SFAS 123(R) requires all share-based awards to employees, including grants of employee stock options, to be recognized in the financial statements based on their grant-date fair values. The related compensation costs are to be recognized over the period during which an employee is required to provide service in exchange for the award. Matáv will adopt the prospective provisions of SFAS 123(R) to new and existing plans as of January 1, 2006. The grant-date fair values of unvested awards that are outstanding on the date of adoption will be charged to expense over their remaining vesting periods. We are assessing the impact that the implementation of SFAS 123(R) will have on Matáv's consolidated financial position or results of operations.

        A reconciliation of the Company's net income to pro forma net income, and the related pro forma earnings per share amounts, for the years ended December 31, 2004, 2003 and 2002, is provided below. For purposes of pro forma disclosure, the estimated fair value of the options at the date of grant has been amortized to expense over the vesting period.

        Under the fair value method of SFAS 123, the Company's net income (in HUF millions) and earnings per share (in HUF) would have been as follows:

	2002	2003	2004
Net income as reported	78,619	66,404	39,685
Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effects	-	-	80
Deduct: Stock-based employee compensation expense determined under fair value based accounting method, net of related tax effects	(369)	(493)	(325)

Pro forma net income	78,250	65,911	39,440
Earnings per share (HUF)
Basic earning per share as reported	75.77	63.98	38.24
Basic earning per share pro forma	75.41	63.50	38.00
Diluted earning per share as reported	75.77	63.98	38.22
Diluted earning per share pro forma	75.41	63.50	37.99

        At the grant dates, the underlying assumptions and the resulting fair values per option of the respective grants were as follows:

	CEO's share options 2000	CEO's share options 2001	CEO's share options 2002	CEO's share options 2003	CEO's share options 2004	Management share option plan 2002
Risk free interest rate (%)	7.4-7.6	7.3-7.5	7.9-8.2	6.9-7.2	8.9-9.4	8.31
Expected dividend yield (%)	0.45	1.21	1.29	2.16	8.41	1.51
Expected lives (years)	7-9	7-9	7-9	7-9	7-9	5
Expected stock volatility (%)	9.39	10.16	9.58	9.23	8.82	40
Fair value per option granted during the year (HUF)	1,420	166	189	122	350	284

(j) Recent accounting pronouncement

        In December 2004, the FASB issued Statement 153 ("SFAS 153"), "Exchanges of Non-monetary Assets – an amendment of APB Opinion No. 29." The guidance in Accounting Principles Board Opinion 29 ("APBO 29"), "Accounting for Non-monetary Transactions," is based on the general principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in APBO 29 included certain exceptions to that principle. SFAS 153 amends APBO 29 to eliminate the narrow exception for non-monetary exchanges of similar productive assets and replaces it with a broader exception for exchanges of non-monetary assets that do not have commercial substance (that is, transactions where future cash flows are not expected to significantly change as a result of the exchange). Matáv will adopt the provisions of SFAS 153 for non-monetary asset exchange transactions after December 31, 2005. We do not expect the adoption of SFAS 153 to have a material impact on our consolidated financial position or results of operations.

        In December, 2004 the FASB issued Statement 123 (revised 2004) ("SFAS 123(R)"), "Share-Based Payment." Statement 123(R) replaces FASB Statement No. 123, "Accounting for Stock-Based Compensation", supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" and amends FASB Statement No. 95, "Statement of Cash Flows." SFAS 123(R) requires all share-based awards to employees, including grants of employee stock options, to be recognized in the financial statements based on their grant-date fair values. The related compensation costs are to be recognized over the period during which an employee is required to provide service in exchange for the award. Excess tax benefits are to be recognized as an addition to paid-in capital and reflected as financing cash inflows in the statement of cash flows. We will adopt the prospective provisions of SFAS 123(R) to new and existing plans as of January 1, 2006. The grant-date fair values of unvested awards that are outstanding on the date of adoption will be charged to expense over their remaining vesting periods. We are assessing the impact that the implementation of SFAS 123(R) will have on our consolidated financial position or results of operations.

Exhibit Index

4.18	—	Share Purchase Agreement between Matáv and SEEF Holdings Limited on the Sale of 2,077,312 Ordinary Shares in Stonebridge AD, dated July 13, 2004
4.19	—	Share Purchase Agreement between Matáv and CosmoTelco Added Value Services S.A. on the Sale of 5,078,557 Ordinary Shares in Stonebridge AD, dated October 22, 2004.
4.29	—	Quota Purchase Agreeement by and between T-Systems International GmbH and Matáv relating to the quotas in T-Systems Hungary Kft, dated July 14, 2004.
4.30	—	Strategic Cooperation Agreement between Deutsche Telekom AG and Matáv, dated December 15, 2004
4.31	—	Strategic Cooperation Agreement between T-Mobile International AG and Matáv, dated December 15, 2004
4.32	—	Share Sale-Purchase Agreement in respect of Certain Shares of Telekom Crne Gore AD between the Government of Republic of Montenegro, the Employment Bureau of Montenegro and Matáv, dated March 15, 2005
4.33	—	Loan Agreement for the purpose of Financing the Acquisition of Telekom Montenegro, dated March 18, 2005 between Deutsche Telekom International Finance B.V. and Matáv
12.1	—	Certification of the CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	—	Certification of the CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	—	Certification of the CEO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	—	Certification of the CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1	—	Consent of Independent Registered Public Accounting Firm.
14.2	—	Audit Committee's Pre-approval Policies and Procedures

QuickLinks

TABLE OF CONTENTS
Certain Defined Terms and Conventions
Forward-looking Statements May Not Be Accurate
PART I
ITEM 1 — IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
ITEM 2 — OFFER STATISTICS AND EXPECTED TIMETABLE
ITEM 3 — KEY INFORMATION
SELECTED FINANCIAL DATA
EXCHANGE RATE INFORMATION
RISK FACTORS
ITEM 4 — INFORMATION ON THE COMPANY
ORGANIZATION
HISTORY AND DEVELOPMENT
DESCRIPTION OF BUSINESS AND ITS SEGMENTS
STRATEGY
OVERVIEW OF MAGYAR TELEKOM'S REVENUES AND PRINCIPAL ACTIVITIES
MARKETING AND DISTRIBUTION
COMPETITION
REGULATION AND PRICING
PRICING
ORGANIZATIONAL STRUCTURE
PROPERTY, PLANTS AND EQUIPMENT
INFRASTRUCTURE AND TECHNOLOGY
ENVIRONMENT PROTECTION
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
ITEM 18 — FINANCIAL STATEMENTS
ITEM 19 — EXHIBITS
SIGNATURES
MAGYAR TÁVKÖZLÉSI RT. INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF MAGYAR TÁVKÖZLÉSI RT.
MAGYAR TÁVKÖZLÉSI RT. CONSOLIDATED BALANCE SHEETS
MAGYAR TÁVKÖZLÉSI RT. CONSOLIDATED INCOME STATEMENTS
MAGYAR TÁVKÖZLÉSI RT. CONSOLIDATED CASHFLOW STATEMENTS
MAGYAR TÁVKÖZLÉSI RT. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
MAGYAR TÁVKÖZLÉSI RT. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (notes)
MAGYAR TÁVKÖZLÉSI RT. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Exhibit Index