Form 20-F
period 2005-12-31
Magyar Telekom Plc.
filed 2007-02-22
CIK 1047564

As filed with the Securities and Exchange Commission on February 22, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

Commission file number 1-14720

MAGYAR TELEKOM NYILVÁNOSAN MŰKÖDŐ RÉSZVÉNYTÁRSASÁG

(Exact Name of Registrant as Specified in Its Charter)

MAGYAR TELEKOM TELECOMMUNICATIONS PUBLIC LIMITED COMPANY

(Translation of Registrant’s Name Into English)

Hungary

(Jurisdiction of Incorporation or Organization)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing five Ordinary Shares	New York Stock Exchange
Ordinary Shares	New York Stock Exchange* Budapest Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: N/A

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares……1,042,811,600
nominal value HUF 100 per share

(as of December 31, 2005)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

YES ☒	NO ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

YES ☐	NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES ☒	NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☒	Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES ☐	NO ☒

*                     Not for trading, but only in connection with the registration of American Depositary Shares.

i

Explanatory Note

In the course of conducting their audit of our 2005 financial statements, PricewaterhouseCoopers Könyvvizsgáló és Gazdasági Tanácsadó Kft. (“PwC”) identified certain contracts the nature and business purposes of which were not readily apparent. PwC notified the Audit Committee of the Supervisory Board (the “Audit Committee”) and advised them to retain independent counsel to conduct an investigation into these contracts. Our Audit Committee retained the law firm of White & Case LLP (“White & Case”), as its independent legal counsel, to conduct the investigation. Based on the documentation and other evidence obtained by it, the White & Case investigation has preliminarily concluded that it was unable to determine a proper business purpose for four consulting contracts entered into in 2005, and further found that certain employees had destroyed evidence that was relevant to the investigation. We have taken and are taking remedial measures to address weaknesses in our control environment that were revealed by the investigation. The investigation and consequent delay in completing the audit of our 2005 financial statements has led to a delay in filing this annual report. See “Item 3—Risk Factors” and “Item 15—Controls and Procedures.”

Certain Defined Terms and Conventions

In this annual report the terms “Magyar Telekom”, the “Group”, the “Company”, “we”, “us” and “our” refer to Magyar Telekom Plc. and, if applicable, its direct and indirect subsidiaries as a group; the term “Magyar Telekom Plc.” refers to Magyar Telekom Plc. without its subsidiaries; the term “TMH” refers to T-Mobile Magyarország Távközlési Rt. (formerly known as Westel Mobil Távközlési Rt., “Westel”); the term “DT” refers to Deutsche Telekom AG.

On May 6, 2005, Magyar Távközlési Rt. (“Matáv”) changed its name to Magyar Telekom Távközlési Rt. (Magyar Telekom Telecommunications Co. Ltd.) and its abbreviated name became Magyar Telekom Rt.

On March 1, 2006, Magyar Telekom changed its name to Magyar Telekom Távközlési Nyilvánosan Működő Rt. (Magyar Telekom Telecommunications Public Limited Company) and its abbreviated name became Magyar Telekom Nyrt. (Magyar Telekom Plc.).

In this annual report, the term “Minister” refers to the Minister heading the Ministry of Informatics and Communications (Informatikai és Hírközlési Minisztérium, “IHM”), a ministry of the Hungarian government in charge of regulating the telecommunications industry. On June 1, 2006 the Ministry of Informatics and Communications merged into the Ministry of Economy and Transport.

Totals in tables may be affected by rounding. Segment revenue and operating expense figures included in this annual report do not give effect to intersegment eliminations.

Forward-looking Statements

The Company may from time to time make written or oral forward-looking statements. Written forward-looking statements appear in documents the Company files with the Securities and Exchange Commission, including this annual report, reports to shareholders and other communications. The U.S. Private Securities Litigation Reform Act of 1995 contains a safe harbor for forward-looking statements. Actual results may differ materially from a forward-looking statement made by Magyar Telekom or on its behalf. Readers should also consider the information contained in Item 3, “Key Information—Risk Factors” and Item 5, “Operating and Financial Review and Prospects”, as well as the information contained in the Company’s periodic filings with the Securities and Exchange Commission for further discussion of the risks and uncertainties that may cause such differences to occur. The Company’s forward-looking statements speak only as of the date they are made, and the Company does not have an obligation to update or revise them, whether as a result of new information, future events or otherwise.

PART I

ITEM 1—IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2—OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3—KEY INFORMATION

SELECTED FINANCIAL DATA

This selected consolidated financial and statistical information should be read together with the consolidated financial statements, including the accompanying notes, included in this annual report. We derived these financial data from our consolidated financial statements as of and for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 and the accompanying notes, which have been audited by PricewaterhouseCoopers Könyvvizsgáló és Gazdasági Tanácsadó Kft. (“PwC”). These consolidated financial data are qualified by reference to our consolidated financial statements and accompanying notes, which we have prepared in accordance with International Financial Reporting Standards (“IFRS”). IFRS differs from U.S. Generally Accepted Accounting Principles (“GAAP”). For a discussion of the principal differences between IFRS and U.S. GAAP as they relate to us, see Note 34 to the consolidated financial statements.

	Year ended December 31,
	2001(3)	2002	2003	2004	2005	2005
	HUF	HUF	HUF	HUF	HUF	U.S.$(1)
	(in millions, except per share amounts)
Consolidated Income Statement Data:
Amounts in accordance with IFRS
Revenues	547,735	590,585	607,252	601,438	620,697	2,906
Operating profit	119,400	122,240	122,064	85,264	133,388	624
Net income	82,560	68,128	57,475	34,641	78,564	368
Operating profit per share	115.14	117.76	117.60	82.14	128.41	0.60
Basic earnings per share(2)	79.59	65.66	55.38	33.38	75.63	0.35
Diluted earnings per share(2)	79.59	65.66	55.37	33.37	75.60	0.35
Amounts in accordance with U.S. GAAP
Revenues	550,900	592,294	610,946	607,599	625,851	2,930
Operating profit	120,144	132,585	132,715	91,839	122,652	574
Net income	82,403	78,619	66,404	39,684	69,260	324
Operating profit per share	115.86	127.73	127.86	88.48	118.07	0.55
Basic earnings per share(2)	79.47	75.77	63.98	38.23	66.67	0.31
Diluted earnings per share(2)	79.47	75.77	63.97	38.22	66.65	0.31
Consolidated Balance Sheet Data:
Amounts in accordance with IFRS
Total assets	1,104,196	1,077,451	1,058,837	1,029,558	1,082,948	5,070
Net assets as reported	508,469	575,580	630,384	576,664	597,694	2,797
Capital stock	103,736	104,281	104,281	104,281	104,281	488
Total shareholders’ equity as reported	460,300	516,144	560,110	516,567	527,567	2,469
Amounts in accordance with U.S. GAAP
Total assets	1,118,015	1,099,634	1,090,308	1,070,591	1,115,991	5,225
Net assets	493,357	570,541	633,783	592,872	610,035	2,856
Total shareholders’ equity	448,440	514,664	567,452	534,907	542,098	2,538

	Year ended December 31,
	2001	2002	2003	2004	2005
	(in millions)
Other data:
Weighted average number of shares
Basic	1,037	1,038	1,038	1,038	1,039
Diluted	1,037	1,038	1,038	1,038	1,039

(1)           Translated into U.S. dollars at the official exchange rate of the National Bank of Hungary on December 31, 2005 of U.S. dollar 1.00 = HUF 213.58. These translations are unaudited and presented for convenience purposes only.

(2)           Basic earnings per share under IFRS and basic earnings per share under U.S. GAAP are calculated by dividing net income by the weighted average number of shares outstanding during each period.

(3)           In December 2001, Magyar Telekom Plc. acquired a 49 percent interest in TMH and Westel Rádiótelefon Kft. (“Westel 0660”) from Deutsche Telekom AG. As Magyar Telekom Plc. is controlled by Deutsche Telekom AG this was a transaction between parties under common control. The financial statements have been restated as if TMH and Westel 0660 were wholly owned subsidiaries of Magyar Telekom since March 23, 2000, the date on which Deutsche Telekom AG acquired a 49 percent interest in TMH and Westel 0660.

Dividends

The following table sets forth the dividend per Magyar Telekom ordinary share for the years 2001, 2002, 2003, 2004 and 2005. The table shows the dividend amounts in Hungarian forints, together with U.S. dollar equivalents, for each of the years indicated.

	Dividend Paid Per Ordinary Share
	HUF	U.S.$(1)
Year
2001	11	0.0394
2002	18	0.0799
2003	70	0.3367
2004	70	0.3883
2005	73	0.3418

(1)          Translated into U.S. dollars at the official exchange rate of the National Bank of Hungary on December 31, 2005 of U.S. dollar 1.00 = HUF 213.58; December 31, 2004 of U.S. dollar 1.00 = HUF 180.29; December 31, 2003 of U.S. dollar 1.00 = HUF 207.92; December 31, 2002 of U.S. dollar 1.00 = HUF 225.16 and on December 31, 2001 of U.S. dollar 1.00 = HUF 279.03.

EXCHANGE RATE INFORMATION

As used in this document, “Hungarian forint” or “HUF” mean the lawful currency of Hungary. “EUR”, “euro” or “€” mean the single unified currency of the European Union. “U.S. dollar,” “USD” or “$” mean the lawful currency of the United States.

The National Bank of Hungary (“NBH”) quotes and publishes official exchange rates of the Hungarian forint for all major currencies based on prevailing market rates. Unless otherwise stated, conversion of Hungarian forint into U.S. dollars have been made at the rate of USD 1.00 to HUF 213.58, which was the official rate quoted and published on December 31, 2005.

The NBH has a policy to intervene in the foreign exchange market to stabilize the exchange rate of the Hungarian forint for the euro. On any given day, the market exchange rate of the Hungarian forint against euro may vary from the official rate of the NBH. Prior to May 4, 2001, the NBH had a policy of intervening in the foreign exchange market, if the market rate deviated more than 2.25 percent above or below the official rate. On May 4, 2001, the NBH announced that it had widened this intervention band to 15 percent above and below the official rate. This decision was taken as a step toward convergence with the European Union exchange rate regime and as a measure against inflation.

The following tables set forth, for the periods and dates indicated, the period-end, average, high and low official rates quoted and published by the NBH for Hungarian forint per U.S.$1.00 and EUR1.00.

	Exchange Rates
	Period-End	Average(1)	High	Low
	(amounts in HUF/U.S.$)
Year
2001	279.03	286.54	304.06	271.35
2002	225.16	258.00	283.98	225.16
2003	207.92	224.44	237.63	206.61
2004	180.29	202.63	217.24	180.19
2005	213.58	199.66	217.54	180.58
2006	191.62	210.51	225.01	191.02
2006
August	213.89	213.99	217.56	209.44
September	215.74	215.71	217.11	214.68
October	206.42	211.83	217.83	205.85
November	193.89	200.82	204.57	193.89
December	191.62	192.26	194.21	191.02
2007
January	199.52	195.22	199.52	189.25

(1)          The average of the exchange rates on each business day during the relevant period.

	Exchange Rates
	Period-End	Average(1)	High	Low
	(amounts in HUF/EUR)
Year
2001	246.33	256.68	267.29	241.45
2002	235.90	242.97	252.38	235.17
2003	262.23	253.51	272.03	234.69
2004	245.93	251.68	270.00	243.42
2005	252.73	248.05	255.93	241.42
2006	252.30	264.27	282.69	249.55
2006
August	274.76	274.25	279.96	269.45
September	273.49	274.74	277.42	272.22
October	261.97	267.29	276.43	261.44
November	255.98	258.88	261.34	255.98
December	252.30	254.08	256.90	252.30
2007
January	258.04	253.83	258.46	251.15

(1)          The average of the exchange rates on each business day during the relevant period.

We will pay any cash dividends in Hungarian forints, and if you are a holder of American Depository Shares (“ADSs”) exchange rate fluctuations will affect the U.S. dollar amounts you will receive upon conversion of cash dividends on the shares represented by ADSs. Fluctuations in the exchange rate between the Hungarian forint and the U.S. dollar will also affect the prices of shares and ADSs.

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

The Electronic Communications Act of 2003 (“Electronic Communications Act”), which came into force in January 2004, was enacted by the Parliament to achieve harmonization of the telecommunications regulatory regime in Hungary with the New Regulatory Framework (“NRF”) of the European Union (“EU”) for electronic communications adopted in 2002, and to encourage further competition in the market. The NRF is currently under review in the EU; the amended regulation will not, however, affect business activities earlier than 2010.

Under the Electronic Communications Act, the National Communications Authority (“NCA”) was established to regulate the telecommunications industry. The primary responsibility of the NCA is performance of market analysis procedures, under which it defines “relevant markets,” or markets subject to the regulatory framework, analyzes such markets for the level of competition and, if the NCA finds a lack of sufficient competition in such markets, identifies service providers with significant market power (“SMP”), and imposes appropriate regulatory obligations on such providers to encourage competition.

The NCA initiated the market analysis procedure on 17 out of 18 relevant markets identified in an applicable decree in 2004 and has reached its final findings on 16 of these markets by February 2006. Under these findings, Magyar Telekom was found to have SMP on 12 of the 16 markets (i.e., markets 1-9 and 11-13) and TMH was found to have SMP on one market (i.e., market 16). As a result, the NCA imposed various obligations on Magyar Telekom and TMH with respect to these markets. See “Item 4—Regulation and Pricing”.

The Recommendation of the European Commission on relevant product and service markets within the electronic communications sector susceptible to ex ante regulation in accordance with Directive 2002/21/EC of the European Parliament and of the Council on a common regulatory framework for electronic communication networks and services (2003/311/EC) (“Recommendation”), the regulation on which the market analysis procedure of the NCA is based, is also under review. The new recommendation is expected to enter into force in 2007.

In addition, our businesses in Macedonia and Montenegro are also subject to various regulatory developments.

We cannot fully anticipate the combined impact of these regulatory developments on our business and results of operations. Our business and results of operations may be adversely affected by these changes.

We are subject to more intense competition due to the liberalization of the telecommunications sector.

The Electronic Communications Act was enacted to facilitate further competition and encourage new entrants to the market. Although identities of such entrants are already known to some degrees, the scope of competition and any adverse effect on our results will depend on a variety of factors that we currently cannot assess with precision and are for the most part not within our control. Among such factors are business strategies and capabilities of new competitors, prevailing market conditions, as well as the effectiveness of our efforts to prepare for new market conditions.

In the mobile communications business, we already face intense competition. As all telecommunications markets have become increasingly saturated, the focus of competition is starting to shift from customer acquisition to retention. Significant customer defections could have an adverse effect on results of operations, and customer acquisition and retention expenses are substantial. Due to the increased level of competition, prices for mobile telephone services have been declining over the past several years and may continue to decline. We expect the competition in the mobile sector to intensify in the near future, if Mobile Virtual Network Operators (“MVNOs”) win a regulatory approval to provide mobile telecommunications services in Hungary. MVNOs are mobile operators that do not own their own spectrum or often network infrastructure, buy the use of the spectrum and network infrastructure from traditional mobile operators and provide mobile telecommunications services to consumers based on such purchased capacity. MVNOs will likely target the lower segment of the market and such development will likely increase price-based competition.

We also face intense competition in the market for Internet services, as well as in the data communications markets from other fixed line, mobile and cable television service providers.

In Macedonia, the exclusive rights of Makedonski Telekommunikacii AD (“Maktel”) to provide fixed line telecommunications services expired at the end of 2004 as a result of the market liberalization. Competition posed by new entrants may result in a downward pressure on Maktel’s pricing, sales volume and profitability, which would have an adverse effect on our financial condition and results of operations. In addition, depending on the liberalization process in Macedonia, a new third mobile operator might enter the market as well.

In Montenegro the de facto exclusivity of Crnogorski Telekom in international voice traffic has come to an end as Promonte, the Montenegrin market leader in mobile telephony has acquired a license for international voice traffic valid from January 1, 2007. There are several public tenders ongoing in Montenegro that will have a significant long term effect on the telecommunication market. The Montenegrin Telecommunication Agency has announced a public tender for cable television services, and new cable television service providers may enter traditional telecommunications markets in 2007.

The Montenegrin Telecommunication Agency has also announced a public tender for providing Third Generation (“3G”) mobile services and a combined new license to provide 2G/3G mobile telephony services in Montenegro. The combined license is likely to be acquired by a new, third operator which would further increase competition in the Montenegrin mobile market.

The Montenegrin Telecommunication Agency has also announced a public tender for providing telecommunication services using World Interoperability for Microwave Access (“WiMAX”) technology. The outcome of this tender might further increase competition in Montenegro.

Competition posed by potential new entrants may result in a downward pressure on Crnogorski Telekom’s and T-Mobile Montenegro’s pricing, sales volume and profitability, which would have an adverse effect on our financial condition and results of operations.

Our ability to sustain revenue growth will depend in part on our ability to increase traffic and offer value added and data services to our customers.

We expect the number of fixed access lines and rates for fixed and mobile telephone services to decrease as competition increases. Our ability to sustain revenue growth will therefore depend on our ability to increase the amount of traffic over existing fixed lines and to increase revenues from value added and data services. We also plan to grow our mobile subscriber base and our related lines of business, such as Internet and cable television, and expand our coverage area. We may not be able to sustain revenue growth, if we are not able to offer attractive and affordable value added services in the future or if our customers do not purchase our services.

We may be unable to adapt to technological changes in the telecommunications market.

The telecommunications industry is characterized by rapidly changing technology with related changes in customer demands for new products and services at competitive prices. Technological developments are also shortening product life cycles and facilitating convergence of various segments of the increasingly global industry. Our future success will largely depend on our ability to anticipate, invest in and implement new technologies with the levels of service and prices that customers demand. Technological advances may also affect our level of earnings and financial condition by shortening the useful life of some of our assets.

The operation of our businesses depends in part upon the successful deployment of continually evolving mobile communications technologies, which requires significant capital expenditures. There can be no assurance that such technologies will be developed according to anticipated schedules, that they will perform according to expectations, or that they will achieve commercial acceptance. We may be required to make more capital expenditures than we currently expect if suppliers fail to meet anticipated schedules, performance of such technologies fall short of expectations, or commercial success is not achieved.

The effects of technological changes on our businesses cannot be predicted. In addition, it is impossible to predict with any certainty whether the technology selected by us will be the most economic, efficient or capable of attracting customer usage. There can be no assurance that we will be able to develop new products and services that will enable us to compete effectively.

TMH launched 3G-based services in Hungary in 2005 before any of its competitors. TMH is currently upgrading the network infrastructure to better provide the new generation of services. However, new alternative technologies and standards, e.g., Wireless Fidelity (“WiFi”), WiMAX, or Voice over Internet Protocol (“VoIP”), may keep consumers from choosing 3G-based services. We are not able to predict at the moment which of these competing technologies will be the most widely accepted platform, however we think that High Speed Downlink Packet Access (“HSDPA”) and High Speed Uplink Packet Access (“HSUPA”) enabled 3G network is the most likely candidate.

Developments in the technology and telecommunications sectors have resulted and may result in impairments in the carrying value of certain of our assets.

Developments in the technology and telecommunications sectors, including significant declines in stock prices, market capitalization and credit ratings of market participants may result in impairments of our tangible, intangible and financial assets. Future changes in these areas could lead to further impairments at any time. Recognition of impairment of tangible, intangible and financial assets could adversely affect our financial condition and results of operations and might lead to a drop in the trading price of our shares. We review on a regular basis the value of each of our subsidiaries and their assets. The value of goodwill is reviewed annually. In addition to our regular valuations, whenever we identify any indication (due to changes in the economic, regulatory, business or political environments) that goodwill, intangible assets or fixed assets may have been impaired, we consider the necessity of performing certain valuation tests which may result in an impairment charge.

We depend on a limited number of suppliers for equipment and maintenance services.

In each of our operating divisions, there are a limited number of suppliers for necessary equipment and maintenance services. The failure of these suppliers to meet our equipment and maintenance needs in a timely manner could have a significant effect on our revenues and market position. The construction and operation of our networks and the provision of our services and network infrastructure, especially mobile telecommunications services, are dependent on our ability to obtain adequate supplies of a number of key items on a timely and cost-efficient basis. These include handsets and transmission, switching and other network equipment. Significant delays in obtaining such equipment and maintenance services could have a material adverse effect on our business and results of operations.

Our business may be adversely affected by actual or perceived health risks associated with mobile communications technologies.

Media reports have suggested that radio frequency emissions from mobile telephones are linked to medical conditions such as cancer. In addition, a number of consumer interest groups has requested investigations into claims that digital transmissions from handsets used in connection with digital mobile technologies pose health risks and cause interference with hearing aids and other medical devices. There can be no assurance that the findings of such studies will not have a material effect on our mobile business or will not lead to additional government regulations. Our ability to install new mobile telecommunications base stations and other infrastructure may also be adversely affected, and related costs may increase, due to regulations or consumer action in response to concerns over health risks and adverse effect on the value of properties adjacent to such facilities. The actual or perceived health risks of mobile communications devices could adversely affect mobile communications service providers, including us, through increased barriers to network development, reduced subscriber growth, reduced network usage per subscriber, threat of product liability lawsuits or reduced availability of external financing to the mobile communications industry.

System failures could result in reduced user traffic and revenue and could harm our reputation.

Our technology infrastructure (including our network infrastructure for fixed network services and mobile telecommunications services) is vulnerable to damage and interruption from information technology failures, power loss, floods, windstorms, fires, intentional wrongdoing and similar events. Unanticipated problems at our facilities, system failures, hardware or software failures or computer viruses could affect the quality of our services and cause service interruptions. Any of these occurrences could result in reduced user traffic and revenue and could harm our reputation.

Loss of key personnel could weaken our business.

Our operations are managed by a small number of directors and key executive officers. The loss of directors or key executive officers could significantly impede our financial, marketing and other plans. We believe that the growth and future success of our business will depend in large part on our continuing ability to attract and retain highly skilled and qualified personnel at all levels; however, the competition for qualified personnel in the telecommunications industry is intense. We can give no assurances that we will be able to hire or retain necessary personnel.

Our independent registered public accounting firm identified two contracts for which it was unable to identify a proper business purpose. A subsequent independent investigation into these and other contracts revealed weaknesses in our internal controls, and we may not be able to remedy these weaknesses or prevent future weaknesses.

In connection with their audit of our consolidated financial statements for the year ended December 31, 2005, PwC, our independent auditor, identified two consulting contracts entered into by two of our subsidiaries for which it was unable to identify a proper business purpose. A subsequent independent investigation, carried out by the law firm of White & Case under the supervision of our Audit Committee, and which is still ongoing, concluded that four consulting contracts were entered into by us and our subsidiaries without there being adequate documentation of a proper business purpose for them.

The investigation was also impeded by the destruction by certain employees of documents relevant to these four contracts.

The independent investigation revealed certain weaknesses in our internal controls and procedures, including a lack of consistent group-wide approval procedures for procurement and third-party contracts and a lack of a comprehensive group-wide compliance-training program.

The investigation delayed the finalization of our 2005 financial statements, and as a result we and some of our subsidiaries have failed and may fail to meet certain deadlines prescribed by applicable laws and regulations for preparing and filing audited annual results and holding annual general meetings. We have to date been fined HUF 13 million as a consequence of these delays and additional fines could be imposed in the future. For further discussion of the independent legal investigation, its conclusions and the steps that we are taking to remedy our control deficiencies, see “Item 15—Controls and Procedures.”

Notwithstanding the steps we are taking to address these issues, we may not be successful in remedying these weaknesses or preventing future weaknesses. If we are unable to remedy these weaknesses, there is a risk that we may not be able to prevent or detect improper third-party contracts that could cause a material misstatement of our annual or interim consolidated financial statements. In addition any failure to implement new or improved internal controls, or resolve difficulties encountered with their implementation, could harm our operating results or cause us to fail to meet our reporting obligations and consequently subject us to regulatory fines. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our shares and ADSs.

Our share price may be volatile, and your ability to sell our shares may be adversely affected due to the relatively illiquid market for our shares and ADSs.

The Hungarian equity market is relatively small and illiquid compared to major global markets. As a result of the limitations of the Hungarian equity market and the volatility of the telecommunications sector in general, the price of our shares and ADSs may be relatively volatile and you may have difficulty selling your shares in the event of unfavorable market conditions.

We have a substantial business interest based in Macedonia, where ethnic hostilities and economic pressures could reduce the value of our investment in that region.

We own a 100 percent interest in Stonebridge Communications AD (“Stonebridge”), which owns a 51 percent interest in Maktel, a formerly state-owned public telecommunications services provider in Macedonia. Maktel became a consolidated subsidiary of Magyar Telekom on January 15, 2001.

Ethnic hostilities, while getting better, continue to pose a significant risk to the economy of Macedonia. The negative pressure on the economy could lead to devaluation of the currency. In case of devaluation of the Macedonian denar, the value of our interest in Maktel would be reduced and our financial condition and results of operations could be adversely affected.

The value of our investments, results of operations and financial condition could be adversely affected by economic developments in Hungary and other countries.

Our business depends on general economic conditions in Hungary and abroad. There are many factors, which are outside of our control that influence global and regional economies. A cautious or negative business outlook may cause our customers to delay or cancel investment in information technology and telecommunications systems and services, which would adversely affect our revenues directly and, in turn, slow the development of new services and applications that could become future revenue sources.

Due to the substantial state budget deficit, the Hungarian government passed a stabilization package in June 2006. The stabilization program provides for significant tax hikes for both corporations and individuals, including the introduction of an additional income tax on high-income individuals, increases in corporate taxes and VAT, and a new tax on healthcare contributions and other benefits. The stabilization program also introduces material energy price increases. We expect this stabilization program could have the effect of increasing the CPI and decreasing GDP in 2007 and 2008 from the levels that might otherwise be attained without it. As an effect of any relative CPI increase and/or GDP decrease, disposable income may decrease accordingly in both the corporate and the residential segments. Any such decrease in disposable income could negatively affect spending on telecommunications, which could result in decreased revenues for Magyar Telekom.

Fluctuations in the currency exchange rate could have an adverse effect on our results of operations.

We are subject to currency translation risks, mainly relating to the results of our Macedonian and Montenegrin operations. Devaluation of the Macedonian denar or appreciation of the Hungarian forint may exert a negative influence on Maktel’s results that are converted into HUF. The conversion of Crnogorski Telekom’s results into HUF depends on the value of the HUF against the EUR. This is mainly a reporting risk, but through the dividend payments it has direct financial (cashflow) effects on us as well.

We are subject to risks resulting from fluctuations in interest rates.

We are subject to risks resulting from fluctuations in interest rates, which can affect costs associated with our interest bearing obligations and certain other payments. Our debt portfolio consists of approximately 25 percent floating rate and 75 percent fixed rate obligations. The floating rate loans decrease the predictability of our financing costs since interest is always paid according to the current market interest rates. Fixed rate loans also bear risks of fluctuating interest rates, as we may have to pay interest at a higher rate on fixed rate loans than the prevailing market interest rate, and we may not be able to refinance at a lower interest rate.

In 2002 and 2003, we refinanced our indebtedness denominated in euro and replaced it with indebtedness in Hungarian forint. As the interest rate volatility associated with the Hungarian forint is much higher than that associated with the euro, we may be exposed to higher interest rate volatility. To mitigate such volatility, our debt portfolio was modified to include a greater amount of fixed rate indebtedness. However, we cannot guarantee that such a strategy will sufficiently decrease our exposure to interest rate volatility. Such volatility may lead to an unexpected increase in interest payment obligations, which would adversely affect our financial positions and results of operations.

ITEM 4—INFORMATION ON THE COMPANY

ORGANIZATION

Until May 6, 2005, the legal name of the Company was Magyar Távközlési Rt. and it operated under its commercial name, “Matáv”. On May 6, 2005, Magyar Távközlési Rt. was rebranded as Magyar Telekom Távközlési Rt. (Magyar Telekom Telecommunications Co. Ltd.) and its commercial name became Magyar Telekom Ltd. On March 1, 2006, Magyar Telekom changed its name to Magyar Telekom Nyilvánosan Működő Rt. (Magyar Telekom Telecommunications Plc.).

Magyar Telekom is a limited liability stock corporation incorporated and operating under the laws of Hungary. Our shares are listed on the Budapest Stock Exchange, and our ADSs are listed on the New York Stock Exchange. Our headquarters are located at 55 Krisztina krt., 1013 Budapest, Hungary. Our telephone numbers are +36-1-458-0000 and +36-1-458-7000. Our agent for service of process in the United States is CT Corporation, 111 Eighth Avenue, New York, New York 10011, USA.

HISTORY AND DEVELOPMENT

Prior to 1990, the Hungarian national postal, telephone and telegraph authority, Magyar Posta, provided all public telephone services in Hungary. On January 1, 1990, the Hungarian government split Magyar Posta into three distinct entities based on the nature of their operations: postal services, telecommunications and broadcasting. The Hungarian government made Magyar Távközlési Vállalat, the predecessor to Matáv, responsible for telecommunications operations. This entity was transformed on December 31, 1991 into a stock corporation, Magyar Távközlési Rt., or Matáv, then wholly owned by the predecessor of Állami Privatizációs és Vagyonkezelő Rt. (“State Privatization and Holding Company” or “ÁPV”).

MagyarCom GmbH (“MagyarCom”), a holding company in which Deutsche Telekom and Ameritech Corporation (“Ameritech”) each held a 50 percent interest, was selected by the Minister in an international tender and subsequently purchased a 30.1 percent stake in Matáv for approximately U.S.$ 875 million on December 22, 1993. ÁPV contributed U.S.$ 400 million of the purchase price paid by MagyarCom to Matáv to provide it with capital to expand the telephone network.

MagyarCom entered into a concession agreement with the Hungarian government on December 19, 1993. MagyarCom then assigned certain of its rights under the concession agreement to Matáv. On December 22, 1993, Matáv entered into a concession contract (the “Concession Contract”) with the Hungarian government, which gave us the exclusive right to provide domestic long distance and international public telephone services throughout Hungary and local public fixed line voice telephone services in 31 of 54 Local Primary Areas for a term of eight years ending on December 22, 2001. On May 24, 1994, we obtained the right to provide telephone services in an additional five Local Primary Areas for a term of eight years ending in May 2002.

On December 22, 1995, MagyarCom acquired from ÁPV an additional 37.2 percent interest for approximately U.S.$ 852 million, raising its stake to 67.3 percent.

In connection with the Company’s initial public offering in November 1997, both MagyarCom and ÁPV collectively sold 272,861,367 shares or 26.31 percent of then outstanding shares. In June 1999, ÁPV sold its remaining 5.75 percent stake in Matáv in a secondary offering.

On October 8, 1999, SBC Communications Inc. (“SBC”) completed its acquisition of Ameritech and thus gained control over Ameritech’s 50 percent interest in MagyarCom.

On July 3, 2000, SBC sold its 50 percent ownership in MagyarCom to Deutsche Telekom, making Deutsche Telekom a 100 percent owner of MagyarCom.

As of December 31, 2005, 59.21 percent of Magyar Telekom’s ordinary shares was held by MagyarCom, 40.55 percent publicly traded and 0.24 percent held as treasury shares. The Hungarian government owns one Series “B” voting preference share to which special rights attach.

On January 20, 2005, Magyar Telekom announced that the Board of Directors had made a decision to rename Matáv to Magyar Telekom. According to the resolution, the official name of the Company changed to Magyar Telekom Távközlési Rt. (Magyar Telekom Telecommunications Co. Ltd.) and its abbreviated name became Magyar Telekom Rt. (Magyar Telekom Ltd.). The Board of Directors’ decision was approved by the shareholders in the Extraordinary General Meeting on February 22, 2005.

On May 6, 2005, the change of the Company’s name was registered with the Court of Registry. At the same time, we changed and registered the name of two of our subsidiaries. Axelero, our Internet subsidiary, is now named T-Online Hungary Internet Service Provider Co. Ltd. (“T-Online Hungary”). MatávkábelTV, our cable television subsidiary is now named T-Kábel Hungary CableTV Servicing Limited Liability Company (“T-Kábel Hungary”).

On December 20, 2005, Magyar Telekom’s Extraordinary General Meeting approved the decision on the merger of Magyar Telekom Plc. and TMH. The court registration of the merger took place on February 28, 2006. From March 1, 2006, Magyar Telekom is the legal successor of TMH. TMH continues its operations within Magyar Telekom under an independent brand and as an independent line of business.

On March 1, 2006, Magyar Telekom changed its name to Magyar Telekom Nyilvánosan Működő Rt. (Magyar Telekom Telecommunications Public Limited Company) and its abbreviated name became Magyar Telekom Plc.

For the details on our principal acquisitions during the last three years, see “Item 10—Material contracts”.

DESCRIPTION OF BUSINESS AND ITS SEGMENTS

We are the principal provider of fixed line telecommunications services in Hungary, with approximately 2.8 million fixed access lines as of December 31, 2005. We are also Hungary’s largest mobile telecommunications services provider, with almost 4.2 million mobile subscribers (including users of prepaid cards) as of December 31, 2005. We hold a 100 percent interest in Stonebridge Communications AD, which controls Maktel, the sole fixed line telecommunications services provider and, through its subsidiary T-Mobile Macedonia, the leading mobile telecommunications operator in Macedonia. We also hold a 76.53 percent ownership in Crnogorski Telekom, the principal fixed line telecommunications services provider and, through its subsidiary T-Mobile Crna Gora, the second largest mobile telecommunications operator in Montenegro.

Our consolidated revenues were HUF 620,697 million (U.S.$ 2,906 million), and our consolidated net income was HUF 78,564 million (U.S.$ 368 million) in 2005.

We are a full-service telecommunications provider operating in two business segments:

Fixed Line Telecommunications Services.   Our fixed line telecommunications services consist of local, long distance and international telephone as well as other telecommunications services, including data transmission, cable television and Internet services. Magyar Telekom Plc. had exclusive rights through December 2001 to provide domestic long distance and international public telephone services throughout Hungary and to provide local public fixed line telephone services in 31 of the 54 local primary areas in Hungary. Magyar Telekom Plc. had exclusive rights in five of the 54 local primary areas until May 2002, while its subsidiary, Emitel, had exclusive rights in an additional three concession areas through November 2002. Our 36 former local concession areas cover approximately 70 percent of Hungary’s geographic area and include Budapest as well as nearly all other major cities in Hungary. As there is limited competition for public telephone services even after the liberalization of the telecommunications market, we are still the dominant telephone service provider in these 36 areas. We also provide leased lines, data transmission services and corporate network services, sell telecommunications equipment and offer network construction and maintenance services. We are the market leader for most of these services in Hungary.

The fixed line telecommunications service segment also includes three Macedonian companies. Stonebridge is a holding company through which Magyar Telekom controls Maktel. Telemacedonia is a management company through which Magyar Telekom provides management and consulting services to Maktel, T-Mobile Macedonia and Stonebridge. Maktel is Macedonia’s leading fixed line telecommunications company. Its exclusive rights in fixed line telecommunications services expired in December 2004. These exclusive rights included local, national and international long distance public voice services, Voice-over Internet Protocol (“IP”) services, leased lines services and the construction and operation of public voice network services.

In addition, the fixed line telecommunications service segment also includes our Montenegrin subsidiary, Crnogorski Telekom. Crnogorski Telekom is the principal fixed line telecommunications service provider in Montenegro.

On November 29, 2005 Magyar Telekom concluded an agreement to acquire a 100 percent stake in Orbitel for EUR 8 million. Orbitel is an alternative Bulgarian telecommunications and internet service provider offering countrywide voice and data services to the business community utilizing IP technology. In 2005, the company generated revenues of EUR 11.5 million. The financial closing of the deal took place on February 3, 2006.

On December 12, 2005 Magyar Telekom agreed to acquire a 100 percent stake in Dataplex Kft. for HUF 5.1 billion, based on the net debt position of the company at the time of the agreement. Dataplex is an operator in the Hungarian Information Technology (“IT”) outsourcing market. The financial closing of the transaction took place following the approval by the Hungarian Competition Authority, on April 5, 2006.

In April 2006 Magyar Telekom acquired the 100 percent ownership of iWiW Kft., the leading Hungarian online social network, for a purchase price of HUF 1.1 billion. iWiW (‘who is who’) operates the leading online social network for existing friendships and relationships with more than a million registered members, making it the fourth most visited web page in Hungary. In 2005 iWiW generated revenues of HUF 5 million.

In May 2006 Magyar Telekom acquired the 100 percent ownership of Adnetwork Kft, the leading Hungarian online advertisement network for a purchase price of HUF 0.2 billion. Adnetwork was established in 2005 and generated revenues of HUF 28 million in 2005.

In June 2006 Magyar Telekom signed a share purchase agreement to acquire the 100 percent ownership of KFKI-LNX, one of the leading Hungarian IT companies for a purchase price of HUF 8.2 billion plus an optional earn-out payment of HUF 1.5 billion dependent on the 2006 financial performance. The acquisition was closed on September 15, 2006, from which date KFKI Group became consolidated in Magyar Telekom. In 2005, KFKI Group’s revenues amounted to approximately HUF 17 billion. KFKI-LNX has two 100 percent owned subsidiaries, ICON and IQSYS.

On December 13, 2006, Magyar Telekom agreed to acquire a 100 percent stake in MobilPress and a 75.05 percent stake in MFactory for a combined purchase price of HUF 1 billion. In addition, the company also has an option to increase its stake in MFactory to 100 percent from 2009. MobilPress is one of the major Hungarian mobile content providers and manages, among others, the t-zones portal. MFactory is one of the leading Hungarian mobile content producers and aggregators. This transaction will enable Magyar Telekom to enhance its presence in the mobile content business and develop a multi-channel multimedia service centre to capture opportunities in this growing segment. The transaction closed in January 2007.

On January 1, 2007, Magyar Telekom acquired an additional 2 percent of T-Systems Hungary for HUF 60 million, increasing its stake to 51 percent. Our intention is to further increase Magyar Telekom’s share in T-Systems Hungary to 100 percent by the end of the second quarter of 2007.

Mobile Telecommunications Services.   Our mobile telecommunications subsidiary, TMH, is a leading provider of mobile telecommunications services in Hungary. TMH is one of three digital mobile services providers in Hungary. Since December 7, 2004, TMH also has rights to operate 3G, or Universal Mobile Telecommunications System (“UMTS”), mobile telecommunications services. Mobile telecommunications services have contributed significantly to our revenues. The number of TMH’s subscribers increased from 3.4 million at the end of 2002 to 4.2 million at the end of 2005.

The mobile telecommunications service segment also includes T-Mobile Macedonia, a leading mobile telecommunications services provider in Macedonia. T-Mobile Macedonia is a fully owned subsidiary of Maktel. The number of T-Mobile Macedonia’s subscribers increased from 366,348 at the end of 2002 to 877,142 at the end of 2005. In addition, the segment also includes T-Mobile Crna Gora, the second largest mobile telecommunications services provider in Montenegro, a fully owned subsidiary of Crnogorski Telekom.

STRATEGY

Since becoming a listed company in 1997, we have maintained our leading positions in the domestic fixed line, mobile, Internet and data businesses. We have successfully expanded into international operations through selective acquisitions, and continuously produced solid results.

The telecommunications industry is undergoing a major change globally. We have observed several long-term trends which are changing the structure of the Hungarian telecommunications market. Key drivers of the long-term trends include changes in technology (i.e., IP-based broadband products and solutions, emerging wireless broadband technologies), customer requirements (i.e., mobility and ease of use, triple-play solutions), competition and regulation (i.e., low entry barriers, new business models).

To adapt to these changes in the market, we are now moving from the traditional traffic-based revenue structure to an access-based revenue structure, which will allow us to substitute declining traffic revenues with content, entertainment and bundled access revenues. In addition we are seeking new revenue sources by entering into new non-traditional converged telecommunications markets.

Accordingly, we have redefined the focus areas of our corporate strategies to better exploit our position as the only integrated telecommunications operator with a full range of services in Hungary and the region, as well as to ensure our long-term competitiveness. Our strategies are designed to enable us to exploit and develop our extended customer base, significantly improve efficiency and capture growth opportunities.

To ensure our continuing success, we have been operating under our Value Creation Program since mid-2004. We believe that the successful implementation of this Program is critical to capturing new growth opportunities as the telecommunications market rapidly develops in new directions.

In order to continue our transformation to become a cost-efficient integrated service company in an extended market of telecommunications and converged industries we have set our strategic priorities as follows:

1.                Excellence

•        Service excellence—Provide best-in-class customer care, service delivery and provisioning to our customers in order to maintain our leadership on the market

•        Broadband push—Aggressively expand broadband relations, exploit multi-access cost-efficient broadband rollout and content service

2.                Efficiency

•        Operational efficiency—Exploit efficiency improvement potential in current operations and processes to improve our competitiveness

•        Integrated operations—Capture maximum revenue and cost potential in integrated operations and leverage economies of scale and synergies in a converging market

3.                Expansion & Acquisition

•        Content and media—Move towards content and media businesses to support traditional access services and build new revenue streams/exploit new revenue sources

•        System integration—Focus on complex service offering via managed services, system integration and outsourcing through consultancy-based sales to corporate customers

•        New services expansion—Capture potential growth opportunities on new converged market areas by extending our service portfolio

•        International acquisitions—Seek value-creating core acquisition targets in the South-East European region with appropriate scale and leverage our regional presence

We have developed a comprehensive market-oriented program designed to improve operational performance on Group level and in every division. Our primary focus is on the following areas of business operations:

1.                Excellence

•        Service Excellence—As a service company operating on a competitive market, one of our major strategic focuses has been to maximize customer satisfaction in all areas of operation. In order to achieve further improvement in customer service, we are now developing a Group-level customer value-based Customer Relationships Management (“CRM”) system. Throughout the past years of servicing our mobile division, TMH has used a state-of-the-art customer value management system to track and monitor the value of each customer. We are now in the process of extending this system to Group level. This will enable us to retain and target customer segments and sub-segments even more accurately. In addition, we aim to radically improve service delivery/provisioning capabilities as it is a vital component in increasing our competitiveness.

•        Broadband Push—In 2004, we nearly doubled Hungary’s Asymmetrical Digital Subscriber Line (“ADSL”) access base to 200,000. In 2005 and 2006, we extended our ADSL customer base further to over 500,000. As the leading broadband provider in Hungary, we are committed to accelerating growth in country-wide broadband penetration. Ongoing promotions, a new differentiated product range and innovative broadband-specific content services are being developed to generate a strong increase in demand, while strategic pricing should allow optimal subscriber and profit growth. In November 2006 we launched IPTV services; in early 2007 we plan to double bandwidths on our network by utilizing ADSL2 technology and to further boost market development by introducing naked DSL services. Also, we believe different wireless broadband technologies will play an increasingly important role in the coming years. Applying the so-called “multi-access” (i.e., optimal combination of different wired and wireless broadband access technologies) approach provides the most cost-efficient means to expand broadband access base countrywide. Accordingly, leveraging first mover advantage on our newly built HSDPA capacities is one of TMH’s primary strategic focuses on the fast growing wireless broadband market.

2.                Efficiency

•        Operational Efficiency—We plan to improve our internal efficiency by prolonging the aggressive internal cost reduction program, which has been underway for several years. A set of specific operational efficiency targets has been set in place. Our initial 2006 goal to improve the efficiency of our workforce by increasing the fixed lines (B-channel equivalent) per employee ratio to over 500 (a ratio that corresponds to the best practice in Western Europe) was already reached by the end of February 2006. We are committed to further simplification and improvement of processes and connected systems, accelerating decision making and therefore speeding up time-to-market. In addition to organizational measures and process improvement, we seek cost savings by leveraging our group-wide synergies in procurement.

•        Integrated Operations—Fixed-mobile convergence is fast developing in the telecommunications industry, particularly with respect to technology, customer needs, products/services and organizational structures. Telecommunications companies are heading towards further integration of fixed and mobile businesses driven primarily by the technological developments and the increasing customer demand for integrated services. We are expecting significant value generation through the gradual implementation of the integration by seizing additional revenues and optimizing operating and capital expenses. To ensure our competitiveness and our ability to create shareholder value in the long run, we decided to merge our mobile and fixed divisions effective from March 2006.

The integration of our fixed and mobile businesses will particularly enhance our competitiveness in the following areas:

•       Customer care and customer service (e.g., common chain of retail stores, one-stop shopping for corporate customers and marketing); unified T-Shop retail network was successfully set up in 2006;

•       Back-office and supporting systems (e.g., common use of functional services, procurement synergies, unified supporting systems);

•       Network infrastructure (e.g., unified IP-based backbone network, joint platform planning and development); and

•       Products and value propositions (e.g., fixed-mobile bundled products, value-added services based on broadband access and content).

Customers directly experience and benefit from the expansion of the service portfolio, easier access to products, and more competitive value propositions. Exploitation of the operational synergies, streamlined organizational structures and simplified processes will improve our corporate efficiency.

3.                Expansion & Acquisition

Traditional telecommunications markets of our core operations imply limited top line growth potential, whereas surrounding convergent market areas—such as mass media, transactional services, commerce and info-communications (“ICT”) services—imply stable growth over long term. Leveraging our relationship advantage, extended distribution network and strong brand awareness, we are in a strong position to enter these new markets and increase our market share in the extended marketplace. We also see significant growth potential in expanding our core operations further in the South-East European region, where we have gained hands-on experience with a good track record.

•        Content and media—content and innovative broadband-based services play a crucial role in further enhancing broadband market development. We aim to further advance and extend our presence in this market segment. Accordingly, in April 2006, we gained control of iWiW Kft., the leading Hungarian online social network currently registering more than a million users. In May 2006, we acquired Adnetwork Kft., the leading domestic online advertisement network, to leverage the online advertisement potential of T-Online and partner web pages.

•        Systems integration—the growth potential of traditional telecommunications services in the Hungarian corporate market is limited. IT services such as systems integration, managed network services, custom application development, IT outsourcing and consultancy services are becoming the new growth drivers in the corporate market. In line with changing customer demands we believe IT services will become the new “gateway” to sell integrated telecommunications services, and the winning telecommunications firms in the future Hungarian corporate market will be those that establish their credentials as trusted IT/telecommunications service partners. Therefore, to maintain sustainable competitiveness in the corporate sector, we have committed to further developing our IT competencies. Acquisitions are an important part of this program, as they offer the fastest means to build our position and improve our competency mix in the corporate IT/telecommunications market. As a major provider of System Integration (“SI”)/IT services in Hungary, the acquisition of KFKI Group in June 2006 was a major step towards this initiative. In April 2006, we acquired Dataplex, a major provider of info-communications infrastructure outsourcing. Also, by acquiring additional 2 percent of T-Systems Hungary in January 2007, we are now the majority stakeholders of the company.

•        New services expansion—to further leverage our core assets we are continuously exploring emerging business possibilities on new converging markets through expanding our service portfolio. We are considering entering new market segments such as transactional services and commerce to generate new revenue streams in case a potential business opportunity is arising.

•        International acquisitions—We acquired a 51.12 percent stake in the Crnogorski Telekom from the government of Montenegro in March 2005. At the same time, we acquired an additional 21.92 percent of Crnogorski Telekom’s shares from minority shareholders. As a result of a public offer, we acquired an additional 3.49 percent stake in Crnogorski Telekom, increasing our stake to 76.53 percent by May 24, 2005. In February 2006, we acquired a 100 percent stake in a Bulgarian alternative fixed line telecommunications and Internet services provider, Orbitel. Leveraging our hands-on experience and good track record in the region, we are committed to further strengthen and leverage our presence in the South-East European region. Therefore, we are continuously seeking for further value-creating acquisition and investment targets with even larger scale.

OVERVIEW OF MAGYAR TELEKOM’S REVENUES AND PRINCIPAL ACTIVITIES

For the years ended December 31, 2003, 2004 and 2005, our total revenues by business segments were as follows:

	Year ended December 31,			Year ended December 31,
	2003	2004	2005	2005/2004
	(in HUF millions)			(% change)
Revenues
Hungarian Fixed	324,552	301,743	288,050	(4.5)
International Fixed line	49,690	45,184	55,850	23.6
Total	374,242	346,927	343,900	(0.9)
Less: intra-segment revenues	(1,553)	(907)	(1,006)	10.9
Total revenue of Fixed line segment	372,689	346,020	342,894	(0.9)
Less: inter-segment revenues	(14,034)	(11,846)	(11,832)	(0.1)
Fixed line revenue from external customers	358,655	334,174	331,062	(0.9)
Hungarian Mobile	254,141	263,023	270,362	2.8
International Mobile	31,575	33,734	42,693	26.6
Total	285,716	296,757	313,055	5.5
Less: intra-segment revenues	(20)	(58)	(27)	(53.4)
Total revenue of Mobile segment	285,696	296,699	313,028	5.5
Less: inter-segment revenues	(37,099)	(29,435)	(23,393)	(20.5)
Mobile revenue from external customers	248,597	267,264	289,635	8.4
Total revenue of the Group	607,252	601,438	620,697	3.2

Most of our revenues in 2003, 2004 and 2005 were derived from services provided within Hungary, except for the international fixed line and international mobile revenues, which were mainly derived from services provided in Macedonia in 2003 and 2004, and in Macedonia and Montenegro in 2005.

Our business is not materially affected by seasonal variations.

FIXED LINE TELECOMMUNICATIONS SERVICES SEGMENT

In 2005, our fixed line telecommunications services generated revenues of HUF 342,894 million before inter-segment eliminations. Fixed line telecommunications services consist of domestic and international services, leased lines, data transmission, cable television and Internet services, telecommunications equipment sales, construction, maintenance and other services.

The Hungarian fixed line operations include activities of Magyar Telekom in Hungary and South-Eastern Europe. Magyar Telekom provides international network and carrier services in South-Eastern Europe through PoPs. Magyar Telekom entered the Romanian market in July 2004, the Bulgarian market in September 2004, and the Ukrainian market in August 2005 to offer various wholesale services. Capitalizing on our experience in these markets, we have entered into the retail market segment in Romania with a full service portfolio and intend to do so in Bulgaria and Ukraine as soon as the regulatory environment becomes favorable.

Hungarian Fixed Line Operations

Domestic Services

Revenues from domestic fixed line telephone services consist of:

•       subscriptions, connections and other charges;

•       outgoing domestic traffic revenues; and

•       incoming domestic traffic revenues.

Products and Services

Local and Long Distance Telephone Services.   We provide local, domestic and international long distance telephone services to our fixed line subscribers and to fixed line subscribers in other Local Telecommunications Operator (“LTO”) areas.

Public Switched Telephone Network (“PSTN”).   Due to the fierce competition and mobile substitution, the number of our PSTN lines decreased from 2,372,115 as of December 31, 2004 to 2,252,943 as of December 31, 2005.

Integrated Services Digital Network (“ISDN”).   ISDN allows a single access line to be used simultaneously for a number of purposes, including voice, data, facsimile and video transmission. ISDN also provides higher quality and faster transmission of signals while increasing the bandwidth capacity of the network. ISDN is available in our entire network. We offer both basic ISDN access lines with two channels and multiplex ISDN access lines with 30 channels. As of December 31, 2005, we had installed 176,863 ISDN access lines with two channels and 4,899 ISDN access lines with 30 channels, for a total of 500,696 ISDN channels. We intend to extend the life cycle of the ISDN product by offering various discounts to our customers.

Digifon Services.   At the end of 2005, our network was 100 percent digitalized, which enable us to provide value added services in our entire service area. We provide a number of value added services, such as call forwarding, call waiting and call conference, to a significant number of our fixed line subscribers. These services help increase fixed line usage as they make busy signals and unanswered calls less common. We also offer bundled packages of digifon services. The most popular of these packages is the Összhang, which contains five services at a discount price. Összhang package was introduced in May 2001 and had approximately 278,000 customers by the end of 2005.

Shared Cost/Toll Free Numbers.   To enable business customers to better meet the needs of their clients, we have introduced “blue” numbers, which are shared cost numbers, and “green” numbers, which are toll free access numbers.

Voice-mail.   We offer a voice-mail service including call return and call capture. We also offer voice-mail Short Message Service (“SMS”), which provides an SMS alert to the mobile handset of the customer each time he or she receives a voice-mail message. These services allow better usage of the network, provide convenience to our customers and decrease the ratio of uncompleted calls.

Fixed SMS.   In September 2002, we launched a new messaging service called Fixed SMS. From a fixed line terminal, short text messages can be sent with an SMS-capable telephone and SMS termination is available for every subscriber. If the addressee does not have an SMS-capable telephone, the text message is converted and sent as a voice message. The service has other useful functions as well: SMS to fixed fax machines, SMS redirection and multi-SMS transmission. In 2005, we launched a new Internet-based SMS sender application, iSMS.

Private Branch Exchange (“PBX”) Services.   We offer PBX services through one of our subsidiaries, BCN Rendszerház Kft. (“BCN Kft.”, formerly Matávcom Kft.). The vast majority of the leased equipment is digital and meets the demands of developing technologies such as ISDN and digitally enhanced cordless telecommunications.

Directory Assistance.   We offer directory inquiry services. The domestic directory assistance database includes all fixed line and postpaid mobile subscribers’ data in Hungary. We offer a call completion option to subscribers, whereby calls may be connected automatically. We also offer increasingly popular Directory Assistance-Plus (“DA-Plus”) service. DA-Plus offers a wide range of information including Yellow Pages, residential classified advertisements, encyclopedia- and dictionary-based information, recipes, poems, as well as telephone numbers, postal, e-mail and website addresses without any quantity restrictions. The requested information may be provided verbally, by e-mail or by fax. The fees for the service are based on per minute usage. In 2005, we received the Best European Directory Assistance Service award.

Subscribers

The following table sets forth information regarding total fixed access lines and penetration rates in the service areas of Magyar Telekom Plc. and Emitel:

	At December 31,
	2003	2004	2005
Number of fixed lines
Residential lines	2,078,088	2,080,408	1,981,876
Business lines	269,638	263,889	248,955
Public payphones	29,653	27,818	22,112
Total	2,377,379	2,372,115	2,252,943
ISDN channels	532,100	530,250	500,696
Total	2,909,479	2,902,365	2,753,639
Lines installed per 100 residents in the service areas of Magyar Telekom Plc.	37.5	37.5	35.6
Digital exchange capacity as% of Magyar Telekom Plc.’s total exchange capacity	89.9	92.9	100

Our domestic fixed line subscribers can be classified into two categories: residential customers and business customers, which include our customers in the public sector. As of December 31, 2005, 75 percent of our access lines was utilized by our residential customers and 24 percent by our business customers. The remaining one percent of access lines was used for public payphones.

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

Fees and Charges

We charge fixed line subscribers a one-time connection fee, monthly subscription charges and call charges based on usage. A call charge contains two elements: a call set-up charge and a traffic charge measured in seconds based on the call’s duration. In accordance with the Act LXXXVII of 1990 on Pricing (the “Pricing Act”), as modified by the Electronic Communications Act, the Minister, together with the

Minister of Finance, is responsible for establishing the maximum rates for universal services. We may, however, offer services at prices lower than those established by the Minister.

Our one-time connection fee and monthly subscription charges are different for residential and business customers. We do not, however, charge our business and residential customers different traffic charges if they use the same price plan.

In 2005, we increased the number of price plans to allow customers in different market segments to choose plans that best suit their calling patterns. These price plans also serve as a tool to maintain our customer base in the fully liberalized market as those customers who select us as the operator for every traffic direction (local, long distance and international) receive the highest discounts. In 2005, we introduced flat rate price plans that offer free unlimited calls to customers during a certain period of the day for an additional monthly fee. At the end of December 2005, approximately 70 percent of Magyar Telekom Plc.’s customers chose customized price plans, the most popular of which are the Felező (Halving) price plan with over 530,000 subscribers and the flat rate Favorit plan with over 320,000 customers.

Public Telephones

As of December 31, 2005, Magyar Telekom operated 22,112 public payphones. The call charges for calls from public payphones are at a premium to those charged to fixed line subscribers.

International Telephone Services

International telephone services consist of outgoing and incoming international calls, including voice and switched transit traffic through Hungary.

Products and Services

We provide international calling access to our fixed line subscribers and to subscribers of other local telephone operators and mobile service providers. Our Hungary Direct and Country Direct services permit customers to charge calls made from 50 foreign countries to their home phone numbers in Hungary.

International toll free service was launched in 1998. This service enables the caller to make international calls free of charge to and from 38 countries, while the subscriber of the toll free number is billed for these calls. Universal international toll free service was launched in 2003. This service enables the subscriber to be called free of charge from 22 foreign countries with the same telephone number.

In June 2000, we introduced the international prepaid calling card, “Barangoló”, which allows customers to make phone calls, including IP-based calls, in approximately 40 countries. This service enables customers to make international calls from touch-tone payphones in Hungary and abroad.

Fees and Charges

The call charge for an international call consists of two elements: a call set-up charge and a traffic charge measured in seconds based on the call’s duration. Although the published prices of our international rates did not change in 2005, the average per minute rates decreased as a result of discounts given in various optional price plans.

Settlement Arrangements.   Under bilateral settlement arrangements, we pay other carriers for the use of their networks for outgoing international calls and receive payments from other carriers for the use of our network for incoming international calls. In Europe, such settlement arrangements fall under the general auspices of the International Telecommunications Union. Settlement payments are generally denominated in Special Drawing Rights (“SDR”), based on a currency basket in which U.S. dollars have the greatest weight. Due to the large exchange rate fluctuations of the SDR caused by the recent volatility of the U.S. dollar, we started to shift our accounting rate agreements to euro-based arrangements. Most new international carrier partners prefer to use the euro as a settlement currency.

International Telecommunications Hub

We believe that Hungary is geographically well positioned to serve as a telecommunications gateway between Eastern and Western Europe. We have two state-of-the-art international gateways as well as fiber optic cable connections serving 12 border crossings. These fiber optic cable connections use synchronous digital hierarchy transmission facilities. We have X.25 links, which are used for packet switched data transmission with 83 international networks. We also have ISDN connections with more than 50 international networks. To increase the utilization of our transmission network, we offer attractive price schedules for dedicated transit services through Hungary. We have launched our own Dense Wavelength-Division Multiplexing (“DWDM”) backbone network and are DT’s partner in Delivery of Advanced Network Technology to Europe (“DANTE”), which provides 10 Gbit/s transmission path interconnecting Budapest and Vienna and connection to the European research and educational network, GEANT.

To seize the opportunities presented by the liberalization of the telecommunications market in Romania, we established interconnection arrangements with major Romanian alternative service operators and network service providers to offer transit services to Western Europe. In addition, we use our own point of presence in Austria, which enables us to engage in telephone and Internet business with alternative telecommunications carriers located in Vienna. We are present at the Vienna Internet Exchange (with a dedicated circuit for Internet data exchange) and have peering arrangements with approximately 60 Internet Service Providers (“ISPs”) there. We have direct Internet peering connections with Serbia and Slovakia and provide high-capacity international Internet transit service to ISPs in Ukraine, Bosnia-Herzegovina and Macedonia.

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

Flex-Com.   Since 1996, we have offered Flex-Com, domestic and international digital leased lines with managed back-up systems that are dedicated to data transmission. The number of Flex-Com connections decreased from 10,939 as of December 31, 2004 to 10,289 lines as of December 31, 2005. However, during the same period the aggregate sum of the bandwidths of the connections has increased by 14.6 percent from 3.02 Gbit/s to 3.46 Gbit/s, which led to higher revenues.

Frame-Flex.   We also use our managed leased line network to offer Frame-Flex, a public frame relay service that is particularly suited to customers who transmit data in bursts, such as connections between local area networks. In 2000, we introduced LANConnect, a frame relay-based managed router service. LANConnect is primarily targeted at small- and medium-size enterprises allowing them to seamlessly interconnect their Local Area Networks (“LANs”). As of December 31, 2005, we had 344 Frame-Flex connections.

High Speed Leased Line (“HSLL”).   The HSLL service provides permanent, digital, transparent, point-to-point leased line service between service access points (“SAPs”). The connections are established by a service provider according to the needs of its customers. Transmission rates provided by the HSLL service are 2, 34, 45, 140 and 155 Mbit/s. We increased our HSLL connections from 930 at December 31, 2004 to 1,355 by December 31, 2005.

As an addition to the High Speed Leased Line portfolio, we introduced a Wavelength Division Multiplexing (“WDM”) technology-based premium service, Gigalink, which provides leased line service at a higher speed (622 Mbit/s) to business customers and to other service providers. In 2004, we expanded the speed of Gigalink from 2.5 Gbit/s to 10 Gbit/s for the Campus backbone network (a link between universities and academic institutions).

Our leased line customers pay a one-time connection fee based on the type of line leased. Monthly subscription charges vary with the type and length of lines leased and, in some cases, with the term of the lease. With the exception of leased lines required for connection with other networks, leased line charges are not subject to regulation. As part of the overall rebalancing of our rates, we have reduced our leased line charges in real terms over the last few years in response to competition, which partly offset the revenue increase generated by volume and bandwidth increases of the leased line services.

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

Internet.   T-Online Hungary, our fully-owned ISP subsidiary, offers Internet services based on dial-up, ADSL technology as well as access through cable television, wireless LAN (“WLAN”) and leased lines to provide residential and business customers with narrowband or broadband Internet services at affordable prices.

In 2005, T-Online Hungary increased its subscriber base by 23.5 percent to 328,535. T-Online Hungary is the largest Internet service provider in Hungary with an estimated 42 percent market share based on the number of dial-up subscribers. The number of T-Online Hungary’s broadband (ADSL, cable television, WLAN and leased line) customers reached 247,597 as of December 31, 2005 compared to 154,382 a year earlier.

In 2005, the number of Internet users increased significantly. Internet penetration rate among the population aged 14 and above reached 33 percent in 2005 compared to 26 percent in 2004. By the end of 2005, 19 percent of Hungarian households were connected to the Internet compared to 15 percent at the end of 2004. T-Online Hungary is committed to accelerating Internet penetration growth and has invested a significant amount of resources to develop attractive and innovative content and value added services, such as [origo] Téka video-on-demand, Zeneáruház (music download), T-Online Internet Security and Klip, our Voice-over Internet (“VoIN”) service.

In October 2005, T-Online and Magyar Telekom Plc. introduced a co-branded VoIP service, Klip. Within the first month of operation, approximately 10,000 users registered for this service.

T-Online began developing an innovative Internet Protocol-based TV (“IPTV”) over Digital Subscriber Line (“DSL”) product in 2005. This new product line will have a great impact on Hungarian viewers’ habits, with pushing passive TV-watching towards interactive content. We believe that the new services will help us better compete against Cable Television (“CATV”) operators, which are able to offer “triple-play” packages of broadband Internet access, cable television and fixed line telephone services, based on a single access platform.

T-Online’s portal, [origo] held its leading position. The daily average number of visitors reached 666,000 in December 2005, representing a 42 percent increase from December 2004.

Datex-P.   We offer Datex-P, a packet-switched data transmission service based on the X.25 protocol. The service provides low to medium speed domestic switched data communications services with international connectivity to business customers. As a result of the proliferation of new technologies, growth in the number of subscribers has stopped. Between 2003 and 2005, our major objectives were to extend the lifecycle of the product, maintain profitability, optimize the network and reduce costs. In 2005, we assessed and commenced migration of customers to other data transmission services. Full service withdrawal is planned for 2008-2009.

rEDInet.   This service allows editing of business documents electronically, quickly, accurately, remotely and with full security. The technology behind the Electronic Data Interchange (“EDI”) service is used worldwide. We also provide professional training and consultation services to the users of our rEDInet service. The rEDInet covers more than 80 percent of the traditional EDI market in the Fast Moving Consumer Goods (“FMCG”) sector. In recent years the growth of the traditional EDI market has slowed in terms of new participants, but the number and type of transferred messages are growing. Further growth opportunities may appear with introduction of e-invoice solutions and Internet-based services with lower costs. The Internet-based solution allows customers of the Small Office/Home Office (“SOHO”) and Small and Medium size Enterprises (“SME”) segment without IT background to become a member of the electronic trading community. For our large customers and other service providers we introduced Virtual Private Network (“VPN”) access via Internet.

Magyar Telekom ADSL.   ADSL is a continuous, high-speed Internet access service based on the Asymmetric DSL technology. The service offers cost efficient broadband Internet access together with telephone service over existing copper wires. We sell these services mainly on a wholesale basis to ISPs, which in turn resell the services to residential and small business customers. The service has been available in certain parts of Budapest since September 1, 2000. In 2005, this service saw a significant growth with the number of ADSL connections reaching 329,314 by December 31, 2005 from 205,886 at December 31, 2004.

In 2005, we implemented a major infrastructure expansion project to accomplish our Internet market goals. A large amount of investment was used for the roll-out of broadband Internet. As a result of these steps, over 450 additional settlements were connected to the service in 2005.

To better satisfy customer demand, we increased the maximum download speed of our ADSL connections at no extra charge in May 2005. As a result, the maximum download bit-rate was increased by one third for the least expensive price plan and doubled for all other price plans at the same prices, terms and conditions. The higher bandwidth contributes to the faster roll-out of ADSL and also encourages customers to download enriched broadband content. We also introduced a new low-end bandwidth to provide entry-level ADSL with a favorable monthly subscription fee.

Volume-dependent ADSL.   On February 1, 2005, we introduced a new wholesale ADSL billing concept, the volume-based billing. Our ISP partners can now choose between flat rate billing and volume-based billing. In case of volume-based billing the monthly fee of the wholesale ADSL consists of access fee and traffic charges, based on the volume of the ADSL user traffic. This new pricing structure enable the ISP partners to offer a much wider choice of services better suited to the end users’ requirements.

Do-it-yourself ADSL.   On August 20, 2005, we introduced a new wholesale ADSL product, the Do-it-yourself ADSL (ADSL without end-user devices). The Do-it-yourself ADSL does not contain modem and on- site installation and these parts are supplied separately. With Do-it-yourself ADSL, we reduce installation time, costs and also lower the ADSL price level.

Magyar Telekom HotSpot.   Magyar Telekom HotSpot is a wireless broadband Internet solution, based on the WiFi technology for public sites (i.e., hotels, conference centers and restaurants). The HotSpot payment methods include T-Com HotSpot cards, which are available in four levels of access time (0.5-hour, 1-hour, 5-hour and 24-hour). The T-Com HotSpot service is also available for T-Online Internet access subscribers, for whom the usage fee is paid through T-Online’s Internet access monthly bill. Customers with a valid T-Mobile HotSpot access identification may also use the T-Com HotSpot service. The HotSpot service is also available online by bank card payment. At the end of 2005, there were 207 public HotSpot sites in operation (68 hotels, 17 T-Ponts and 122 others).

Magyar Telekom DataLink.   In 2004, we launched a new data transmission product that offers technology independent data transmission between business customers’ locations. The customer only needs to define three main parameters, bandwidth, Service Level Agreement (“SLA”) and interface. This service provides data connection below 2 Mbit/s, with X.21 or Ethernet interfaces. With the introduction of this service, we can better utilize our spare data transmission capacity. In 2005, we significantly increased the number of endpoints as a result of two campaigns.

IP Connect.   IP Connect service, a complete solution for ISPs providing transport and access facilities to IP traffic, includes the provision of ports in the service area, required for the subscribers of ISPs to dial-in from analog or ISDN lines. The service also enables leased line access, and ensures that traffic will be forwarded to both domestic and international switches as well as to the domestic switch of a particular ISP. The domestic switch of the ISP is connected to our IP network via a leased line. To maintain our market share and competitive position, a new product offering, called Symmetrical Internet was introduced in 2003, which includes access and IP/Internet service. After the introduction of this new service, many of our customers switched from IP Connect to Symmetrical Internet.

IP Complex Plus.   IP Complex Plus is an IP-based Virtual Private Network (“IP-VPN”) service. IP Complex Plus service is offered to retail and wholesale customers having multiple remote sites. This service enables them to establish secure data traffic between sites without the need of setting up “point-to-point” connections between two sites. The development of supplementary services, such as ISDN back-up, integrated voice/data, ADSL/Single-Pair High-Speed Digital Subscriber Line (“SHDSL”) access and dial-up access to IP-VPNs make this product more attractive to a growing number of business customers. In 2004, monthly and online report services were introduced to allow users to check the service quality. In October 2005, we launched new option to our integrated voice/data product. In addition to the current function, we provide value-added Integrated voice/data service. Using this service, customers can transmit the voice and data traffic between their premises through the same connection, independently from the public telephone networks and they can establish calls to the Public Services Telephone Network as well.

MultiLAN.   Our system integration services are designed primarily for business customers with separately located branch offices. They include the installation of LANs at customer premises and the provision of Wide Area Network (“WAN”) services. We provide integrated network management, fault clearance and customer support for the LAN and WAN segments.

Magyar Telekom Háttértár.   Magyar Telekom Háttértár, launched in October 2004, allows users to automatically back-up files on their personal computers (“PCs”) on our background server. If customer’s PC crashes and the content of the hard disk cannot be recovered, the back-up files on our server can be accessed.

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

Fixed Line Telecommunications Equipment Sales

We distribute an extensive range of telecommunications equipment, from individual telephone sets to facsimile terminals, PBXs and complete network systems, through a network of customer service centers. In addition to stand-alone telephone-set sales, we offer various packages combining telephone sets with telephone lines and price plans.

We do not manufacture telecommunications equipment but resell and lease equipment manufactured by other companies.

The telecommunications equipment sector is highly competitive and characterized by rapid technological innovation. We believe that the supply and service of telecommunications equipment are integral element of full service telecommunications provider and are necessary for the expansion of our customer base. In addition, these activities allow to ensure that technologically advanced equipment required for new services is available in Hungary.

Other Revenues

Other revenues include cable television, construction and maintenance services and other miscellaneous revenues.

Our CATV group consists of two entities providing various cable television services in Hungary. The larger entity is T-Kábel Hungary, which began providing cable television services on January 1, 1999.

Through network development and acquisitions, our CATV group significantly increased its number of cable television customers during the past five years. The CATV group had approximately 404,000 subscribers as of December 31, 2005 compared to 384,000 a year earlier. Our CATV group is the second largest cable television provider in Hungary.

T-Kábel Hungary offers 44 television and radio channels in three program packages in its network. During 2005, T-Kábel Hungary launched a new VoIP service (Kábeltel) in a limited service area and had approximately 13,000 subscribers as of December 31, 2005. At the end of 2005, T-Kábel Hungary also launched digital CATV packages in Budapest. Where the networks allow, our CATV firms—in cooperation with ISPs—offer broadband Internet services. In most cases, CATV firms provide a network service for ISPs. The number of Internet subscribers through our cable television network was approximately 29,000 on December 31, 2005. T-Kábel Hungary’s cable television activities benefit from our long-term relationship with the customers, our thorough market knowledge as well as our strong brand name. Our main goals in this area are to increase market share through further acquisitions, connect new customers in the existing service areas, improve the quality of network and increase Average Revenue per User (“ARPU”).

In 2002, we introduced the Audiofix (Drop Charge) product, which is an Intelligent Network (“IN”) premium rate service enabling content providers to offer content services for fixed call rates. The product is mainly used in the media’s call-in programs. The product has been very successful due to the introduction of reality shows and other interactive programs on Hungarian television channels.

We construct fixed line telecommunications networks and offer network maintenance services to other telecommunications operators in Hungary. These construction and maintenance services are ancillary to the construction and maintenance of our networks.

Magyar RTL Televízió ZRt. (“M-RTL”) is a Hungarian television broadcast company, in which Magyar Telekom has a 25 percent interest. M-RTL is entitled to provide commercial television programs but not to engage in broadcast diffusion or distribution activities. M-RTL has a concession for a period of ten years with an option for a five-year extension. The Program Provision Agreement was signed on July 9, 1997, being the starting date of the license. On July 20, 2005, M-RTL has extended the license for an additional five years which will be effective from July 10, 2007. M-RTL operates a channel under a brand name, RTL KLUB.

Since its launch in 1997, RTL KLUB has rapidly established a strong position in Hungary’s television market, being the market leader for the last five years. Market share among the targeted age 18-49 audience remained stable, 31 percent in 2005 compared to 32 percent in 2004 for the whole day and 37 percent in both years for the prime-time (between 7 and 11 p.m.). M-RTL has successfully converted its leading audience result into television advertising market share.

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

International Fixed Line Operations

Macedonian Fixed Line Operations

We fully own a Macedonian holding company, Stonebridge, which owns a 51 percent interest in Maktel. Magyar Telekom has commenced a liquidation procedure of Stonebridge in accordance with the relevant Macedonian laws. Once the process is complete, Magyar Telekom will directly own its shares in Maktel, thus simplifying the ownership structure.

Maktel is the primary fixed line service provider in Macedonia. Its exclusive rights in fixed line telecommunications services expired in December 2004. These exclusive rights included local, national and international long distance public telephone services, VoIP services, leased line services and building and operating public telephone network services.

Subscribers

The following table sets forth information regarding the total fixed access lines and penetration rates of Maktel:

	At December 31,
	2003	2004	2005
Number of fixed lines
Residential lines	524,632	524,722	467,559
Business lines	57,353	56,329	48,252
Public payphones	2,729	2,725	2,063
Total	584,714	583,776	517,874
ISDN channels	34,522	42,082	41,262
Total	619,236	625,858	559,136
Lines installed per 100 residents in the service areas of Maktel	29.0	29.0	26.0
Digital exchange capacity as% of Maktel’s total exchange capacity	100	100	100

Maktel has an 81 percent market share in the Macedonian Internet market. The number of Internet subscribers and the time they spend on the Internet are gradually increasing. Maktel provides Internet access via the public switched telephone network, leased lines and ADSL. By the end of 2005, Maktel had 91,865 Internet customers, including 7,798 ADSL connections.

Historically, Maktel, like government-owned operators in other countries, maintained relatively low domestic charges and high rates for international calls. Since November 1999, however, Maktel has been gradually rebalancing its rates. International rates are expected to decrease further, bringing them in line with the EU standards. Local rates and basic access charges are expected to increase.

Montenegrin Fixed Line Operations

Following a successful privatization tender, between March and May 2005, Magyar Telekom obtained a 76.53 percent interest in Crnogorski Telekom.

For details on the Crnogorski Telekom acquisition, see “Item 10—Material contracts”.

Crnogorski Telekom is the principal fixed line service provider in Montenegro. Its exclusive rights in fixed line telecommunications services expired in December 2003. Crnogorski Telekom provides local, national and international services, in addition to a wide range of telecommunications services involving leased line circuits, data networks, telex and telegraph services.

For the past three years, Crnogorski Telekom’s major operational goals were to digitalize the fixed line network and to increase the number of subscribers. The digitalization rate reached nearly 100 percent by the end of 2005.

On June 26, 2006 the Shareholders Assembly of Telekom Montenegro approved the proposal of the Board of Directors to adopt the “T” brand. On September 26, 2006, the fixed line operations became T-Com Crna Gora (“T-Com CG”) and the mobile business changed its name to T-Mobile Crna Gora (“T-Mobile CG”), while the fixed line parent company and the group was renamed to Crnogorski Telekom.

Subscribers

The following table summarizes key operational information of Crnogorski Telekom:

	At December 31,
	2003	2004	2005
Number of fixed lines
Analog lines	n.a.	n.a.	175,122
ISDN channels	n.a.	n.a.	18,750
Total	n.a.	n.a.	193,872
Lines installed per 100 residents in the service areas of Crnogorski Telekom	n.a.	n.a.	31.2
Digital exchange capacity as% of Crnogorski Telekom’s total exchange capacity	n.a.	n.a.	99.9

Through its wholly-owned subsidiary, Internet Crna Gora, Crnogorski Telekom has a 96 percent market share in the Montenegrin Internet market. Internet Crna Gora, in cooperation with Crnogorski Telekom, is the sole provider of ADSL in Montenegro. The time spent on Internet shows a dynamic increase, while the number of active customers shows a more gradual, but steady growth. Internet access is provided via the public switched telephone network, leased lines and ADSL. Crnogorski Telekom group had 26,796 active Internet customers by the end of 2005.

Similarly to other fixed line service providers before privatization, Crnogorski Telekom maintained relatively low domestic charges and high charges for international calls. In December 2004, Crnogorski Telekom made the first rebalancing step according to the rebalancing roadmap adopted by the Montenegrin Agency of Telecommunications. International charges are expected to decrease further while local charges and basic access charges are expected to increase.

In order to improve efficiency, in June 2005, Crnogorski Telekom offered severance packages for employees leaving voluntarily with the goal of reducing Crnogorski Telekom work force by approximately 250. This program was successfully completed by the year end significantly reducing Crnogorski Telekom’s labor costs.

MOBILE TELECOMMUNICATIONS SERVICES SEGMENT

Our mobile telecommunications services generated revenues of HUF 313,028 million in 2005 before inter-segment eliminations.

Hungarian Mobile Operations

We provided mobile telecommunications services in Hungary through our wholly-owned subsidiary, TMH (previously: Westel Mobil Távközlési Rt., “Westel”) prior to the merger of Magyar Telekom and TMH, which is described below.

As of December 31, 2005, TMH accounted for estimated 45.0 percent of the total Hungarian mobile market in terms of subscribers. The penetration rate of mobile telephone services in Hungary increased from 78.5 percent at December 31, 2003 to 92.4 percent at December 31, 2005.

On October 6, 2005, in line with the Magyar Telekom’s medium-term strategy announced in 2004, Magyar Telekom’s Board of Directors made a proposal for the merger of Magyar Telekom and TMH. On December 20, 2005, Magyar Telekom’s Extraordinary General Meeting approved the decision on the merger of the two companies.

The merger will encourage long-term sustainable value creation for Magyar Telekom, especially in areas such as maintaining and improving the customer base, optimizing efficiency and cost levels and using the advantages offered by new innovative technologies. The merger will enable Magyar Telekom to achieve improvements in efficiency, profitability and cash-flow in the coming years. Magyar Telekom will have wider scope to offer its customers joint services and new value added offers, to further integrate sales activities and better utilize the joint “T”-brand in marketing and communication. Cost efficiency will be further improved through common back office solutions and the consolidation of parallel activities. Following the full implementation of the integration and synergy process, the combined annual financial benefit is expected to reach up to several tens of billions forints within a few years.

The court registration of the merger took place on February 28, 2006. From March 1, 2006, Magyar Telekom is the legal successor of TMH. TMH continues its operations within Magyar Telekom under an independent brand and as an independent business segment.

TMH offers basic Global System for Mobile communications (“GSM”) voice telephone services and a number of value added services for retail and corporate customers. TMH launched General Packet Radio Service (“GPRS”) in 2001, Multimedia Message Service (“MMS”), Video Streaming, Mobilbank and mobile purchase in 2002, Enhanced Data Rates for GSM Evolution (“EDGE”), WhoCalled, WLAN in 2003 and several new value added services, such as Koktél Multimedia Service Packages and Melody in 2004. In 2005, TMH was the first mobile operator in Hungary to launch 3G and provide high-speed data access and video-telephone services to its subscribers. TMH also launched Mobile TV, Mobile JukeBox, Domino SMS Call back request, Push to Talk, Bulk MMS, Mobile Terminated SMS and Premium Voice services in 2005.

In October 2005, the Hungarian government selected the consortium of Magyar Telekom Plc. and TMH to build and operate the nation-wide EDR (Hungarian abbreviation for Unified Digital Radio Network) system in Hungary. For this purpose, Magyar Telekom established a new subsidiary, Professzionális Mobilrádió Zrt. (“Pro-M Zrt.”) in December 2005.

EDR is a 380-400 MHz band nation-wide Professional Mobile Radio (“PMR”) network used by public safety and security agencies in Hungary. The main users of EDR are police and fire departments and ambulance agencies. The high-quality EDR network replaces the analog radios currently used by these agencies.

The consortium was able to offer favorable terms mainly due to its existing radio and fixed line infrastructure, on which the EDR network is based. The EDR service utilizes the Terrestrial Trunked Radio (“TETRA”) technology, which is a global standard for Public Safety and Security mobile radio communication, defined and approved by the European Telecommunications Standards Institute (“ETSI”) as the official European Standard for digital Professional Mobile Radio.

The roll-out of EDR has started in 2006. Under the terms of the agreement the government will pay us annual payments of HUF 9.3 billion starting 2007 for nine years.

In 2005, TMH continued to enhance its non-voice service portfolio, introduced several new products, increased the penetration and usage of the existing products and extended the access of some of its domestic products abroad:

•       International roaming service was available for TMH subscribers on 358 networks in 158 countries as of December 31, 2005, of which 109 networks in 54 countries were available for prepaid customers and 114 GPRS networks in 55 countries for postpaid customers.

•       In line with the increase in the number of MMS-capable handsets in the market, TMH experienced a strong boost in MMS penetration and traffic. The number of mobile-originated MMSs in 2005 was two times the amount in 2004. In 2005, TMH’s customer could send and receive MMSs to and from numerous European countries.

•       In 2005, TMH restructured its data service portfolio, the scale of which now spans from Wireless Application Protocol (“WAP”) Start (users pay only traffic fee) through service packages with daily or monthly fee with bundled traffic to NET1000 (1,000 Mbyte WAP or Net traffic included in monthly fee). TMH has reached 14.4 percent of its postpaid customer base with data service and expects further increase in data penetration and traffic.

•       In 2005, TMH entered the broadband Internet market. In addition to launching the first 3G service in Hungary, it significantly increased the number of WLAN HotSpots. By the end of 2005, the international WLAN roaming service in several European countries became available for TMH’s subscribers.

•       TMH widened its digital contents on t-zones WAP and web portal and introduced a new 3G portal. TMH’s t-zones WAP portal offers news, chat and other downloadable content (e.g., logos, ring-tones, Java games). The popularity of this portal grew continuously during 2005 and the daily average number of visitors reached 45,000 to 50,000. THM’s special t-zones portal for 3G customers contains mainly multimedia contents, such as on-line streaming, music and traffic monitors.

•       Premium-rate SMS and the newly introduced premium voice traffic were substantial in 2005. TMH is able to provide premium rate services—voice and SMS—on the same number, which is a competitive advantage in this field.

•       In December 2005, TMH improved the “Melody” service with several new features including special occasions, random playlists and advanced time-based Fun Dial.

•       In 2005, TMH significantly widened the range of products that can be purchased by WAP or SMS. Using mobile purchase service, customers can buy various products and services offered by TMH and third-party vendors. We expect to see strong growth in sales of products such as cinema tickets, parking tickets, lottery and travel insurance. Mobile purchase has a great potential for further growth.

•       In 2005, TMH introduced its own branded credit card in cooperation with Budapest Bank.

•       For corporate customers TMH offers a full range of telecommunication solutions. The most important new services launched in 2005 for corporate clients were Push to Talk, Blackberry Enterprise, Blackberry Instant Email and Connect and Bulk MMS.

•       Electronic top-up services are available at many Automatic Teller Machines (“ATMs”), petrol stations, Internet-banks, Telebanks and Mobilbank. In 2005, the number of electronic top-up outlets increased significantly. The share of electronic top-up significantly increased, reaching 50 percent by the end of 2005.

Subscribers.   The number of TMH subscribers has been growing over the past three years. The table below sets forth information concerning the number of TMH subscribers at the dates indicated:

	At December 31,
	2003	2004	2005
Number of subscribers
Postpaid subscribers	982,460	1,163,483	1,323,814
Prepaid subscribers	2,783,814	2,868,562	2,870,041
Total subscribers	3,766,274	4,032,045	4,193,855
Average monthly Minutes of Use (“MOU”) per subscriber	114	115	127
Churn ratio (%)
Postpaid subscribers	12.0	11.9	10.4
Prepaid subscribers	22.5	17.4	22.0
Total subscribers	19.8	15.9	18.5
Average monthly Revenue per User in HUF
Postpaid subscribers	12,806	11,828	11,007
Prepaid subscribers	2,684	2,380	2,287
Total subscribers	5,261	4,945	4,917
Mobile penetration in Hungary (%)	78.5	86.4	92.4
TMH’s market share (%)	47.4	46.2	45.0

The increase in the number of TMH subscribers since December 31, 2003 is attributable to a number of factors, including reduction in traffic rates. In 2005, the growth rates are lower than previous years, as the market is slowly reaching a saturation level.

According to NCA, as of December 31, 2005, TMH had a 45.0 percent market share of the mobile services market in Hungary in terms of subscriber base.

Traffic.   TMH’s average traffic per subscriber is comparable to other European countries and was at a blended level of 127 minutes in 2005. Average traffic per subscriber has increased over 2004 partly as a result of the overall reduction in rates and the introduction of the new price plans for both postpaid and prepaid subscribers. In 2005, TMH’s customers sent 640 million SMSs compared to 637 million in 2004.

Rates.   Since January 1998, mobile subscriber rates have been deregulated, and carriers have had the freedom to set the level of fee components (i.e., connection fee, subscription charge and traffic charges).

TMH charges subscribers a one-time connection fee, monthly subscription charges, event charges and time-based traffic charges. Customers using prepaid cards do not pay monthly subscription charges (except for Domino Aktív customers). TMH does not charge subscribers for incoming calls, other than calls received while roaming. TMH receives payments from other telecommunications service providers for terminating calls on its network. During 2005, mobile service providers developed a number of price plans. TMH maintained the widest range of price plans and successfully introduced additional plans in 2005 to acquire new subscribers and develop loyalty.

TMH faced growing price-based competition in 2005, as a result of the increasing saturation of the mobile market. Competitors waged various campaigns, including introduction of new price plans and products, to win over TMH’s subscribers. TMH responded to the competitors with its own new initiatives across all of the subscriber segments.

International Mobile Operations

Macedonian Mobile Operations

Our Macedonian mobile services provider, T-Mobile Macedonia, experienced significant growth in 2005.

T-Mobile Macedonia is the leading mobile operator in Macedonia, dedicated to providing up-to-date technologies and advanced service offerings, commensurate to the highest technological and service standard of the T-Mobile group.

By the end of 2005, T-Mobile Macedonia expanded its customer base from 752,462 at the end of 2004 to 877,142, despite the competitive market environment. The principal activities of T-Mobile Macedonia’s operations are digital mobile telephone services based on the GSM technology and non-voice services such as SMS, MMS and GPRS. T-Mobile Macedonia also provides GSM phase2+ data and facsimile transmission services, mobile Internet and a number of other content services. The Macedonian market is very price sensitive. We offer various promotions and incentives to encourage use of our services.

The number of T-Mobile Macedonia customers has grown significantly over the past three years. The table below sets forth information concerning the number of T-Mobile Macedonia subscribers at the dates indicated:

	At December 31,
	2003	2004	2005
Number of subscribers
Postpaid subscribers	98,923	118,862	139,367
Prepaid subscribers	424,741	633,600	737,775
Total subscribers	523,664	752,462	877,142
Average monthly Minutes of Use per subscriber	84	66	63
Average monthly Revenue per User in HUF	5,264	3,804	3,065
Mobile penetration in Macedonia (%)	29.4	48.1	61.3
T-Mobile Macedonia’s market share (%)	86.1	76.3	69.2

The increase in the number of T-Mobile Macedonia subscribers in the last three years is attributable to a number of factors, including reductions in handset prices and call charges in real terms, successful marketing campaigns and the introduction of installment purchase plans.

As of December 31, 2005, T-Mobile Macedonia had a 69.2 percent market share in the Macedonian mobile telecommunications market in terms of subscribers. The mobile penetration rate grew significantly, from 48 percent at the end of 2004 to 61 percent at the end of 2005.

T-Mobile Macedonia’s business is affected by seasonal factors, with a general increase in roaming revenues during the third calendar quarter of each year due to the summer holidays and increased sales of products and services during the fourth quarter due to Christmas purchases.

On February 28, 2006 the Shareholders Assembly of Mobimak approved the rebranding of Mobimak to T-Mobile Macedonia AD Skopje. The rebranding was completed in September 2006.

Montenegrin Mobile Operations

Our Montenegrin mobile services provider, T-Mobile Crna Gora, experienced significant growth in 2005.

T-Mobile Crna Gora is the second largest mobile operator in Montenegro in terms of number of subscribers. Since its inception in 2000, it has dedicated itself to offering innovative and advanced services to the Montenegrin market and has been experiencing dynamic growth.

The main activities of T-Mobile Crna Gora’s operations are digital mobile telephone services based on the GSM technology and non-voice services such SMS, MMS and GPRS. T-Mobile Crna Gora actively employs various promotions and incentives to encourage use of its services. In 2005, T-Mobile Crna Gora made significant investments in its network and core systems to ensure sufficient capacity as well as to extend its service portfolio. In addition to a variety of service packages, T-Mobile Crna Gora offers WAP, MMS, content SMS and premium-rate SMS services. After the commercial introduction of GPRS in 2004, T-Mobile Crna Gora continued the expansion of its services by launching EDGE in 2005.

The table below summarizes the key operational statistical figures of T-Mobile Crna Gora:

	At December 31,
	2003	2004	2005
Number of subscribers
Postpaid subscribers	n.a.	n.a.	31,212
Prepaid subscribers	n.a.	n.a.	176,882
Total subscribers	n.a.	n.a.	208,094
Average monthly Minutes of Use per subscriber	n.a.	n.a.	127
Average monthly Revenue per User in HUF	n.a.	n.a.	3,745
Mobile penetration in Montenegro (%)	n.a.	n.a.	78.6
T-Mobile Crna Gora’s market share (%)	n.a.	n.a.	42.7

T-Mobile Crna Gora’s operations, customer base and revenues are significantly affected by seasonal factors. In summer there is a significant subscriber and revenue growth attributable to tourists who visit the Montenegrin seaside. In 2005, the penetration level in the summer season reached almost 100 percent, as many tourists purchased prepaid cards. However, these seasonal subscribers churn out in the fourth quarter.

On September 26, 2006, Monet changed its name to T-Mobile Crna Gora (“T-Mobile CG”).

MARKETING AND DISTRIBUTION

Hungarian Fixed Line Operations

In 2005, the rebranding of Matáv to Magyar Telekom was the most important marketing event. Our residential fixed line business now operates under the name “T-Com”. During the rebranding process, many services were renamed, and new products and new price plans were introduced.

Our fixed line marketing strategy is based on four key objectives:

•       Strengthening the role of the fixed line service;

•       Reducing churn;

•       Boosting broadband penetration; and

•       Developing a new image of fixed line service by offering customized solutions for each segment and identifying business development alternatives.

Strengthening the role of the fixed line service

In 2005, competition from our fixed line competitors became more intense due to regulatory changes, the increased usage of call-by-call and pre-selection services, the launch of triple-play services as well as the decrease in interconnection fees. Customers have access to services of other service providers either by signing a separate service contract with them for a predefined call-direction (pre-selection) or by dialing an access number before each call (call-by-call). With the launch of several optional price plans, we are paying increasing attention to market-based product enhancement that requires less capital investment and leads to more customer satisfaction than technology-focused product innovation. Based on our analytical marketing tools, we have redesigned our price plans to match the calling patterns of various customer segments to reinforce the concept that the mobile telephone is not a substitute, but a complement to the fixed line. In 2005, we introduced flat rate price plans to increase usage. Our flat rate price plans, Favorit and Favorit Plus, became our most popular plans with over 320,000 subscribers as of December 31, 2005. In addition to increasing usage, our new Favorit customers also helped us to reduce churn.

For our large business customers, we take a case by case approach, matching specific needs of major clients with tailor-made price plans. In 2005, we introduced a flat rate plan offering unlimited calls within the fixed line network of Magyar Telekom and limited usage towards other networks. With the help of targeted offers, we aim to retain or even increase business customers’ traffic in our fixed line network.

Reducing churn

PSTN churn is generated by a) customers’ requests, b) lines terminated due to non-payment and c) ISDN service orders. As broadband access services (e.g., ADSL) have become increasingly prevalent in recent years and customers become more aware of its availability, migration to ISDN slowed down from the level observed in 2000. The number of service terminations in 2005 increased due to the more intense competition.

We introduced various marketing tools to keep our existing customers. We launched the Sleeping Line status for customers considering churn. When customers notify us about their intention to give back their PSTN lines, we try to persuade them to keep those lines in an inactive status. During a three-month period, customers can receive incoming calls and can initiate emergency calls. After this period, many of our customers request re-activation of their lines. Another tool to keep our existing customers is the free top-up on mobile prepaid cards. Customers who sign on a 12-month loyalty contract for their fixed line with Magyar Telekom can receive a top-up of HUF 2,000 each quarter for any TMH prepaid card they designate.

In October 2005, our fixed line and Internet businesses launched a joint loyalty program, PoP. T-Com and T-Online customers who register for this program can collect points which can be redeemed for discounts and various products, including music and film downloads.

We also conduct surveys on customer satisfaction. In addition, our CRM system that was put into operation in 2004 helps us improve our customer service.

Boosting broadband penetration

We consider the promotion of Internet usage in Hungary one of our priorities now and in the near future. Our main objectives are to establish and spread a more developed Internet culture, to foster communication, to propagate rich offerings of the Internet and to reach and support customer segments with a lower level of disposable income.

Magyar Telekom Open Internet is our free dial-up Internet service, which gives additional value to the fixed line and has successfully stimulated fixed line usage.

Magyar Telekom Plc. and T-Online Hungary are organizing a free Internet Training Program as part of the “Mindentudás Egyeteme” (Omniscience University), which is sponsored by us and is the most popular scientific forum in Hungary.

The broadband access market is growing dynamically in Hungary. We are the largest service provider in this market. Within our service area, the dominant technology is currently ADSL. We sell ADSL products mainly on a wholesale basis. In the broadband markets other types of broadband access are not very significant at the moment, although cable modem service offered by cable television service providers is becoming increasingly competitive.

We had approximately 330,000 ADSL lines at the end of 2005 as compared to approximately 206,000 lines at the end of 2004.

Developing a new image of fixed line telephone by offering customized solutions for each segment and identifying business development alternatives

Segmentation of our residential fixed line business (“T-Com”).   In addition to the residential segment, T-Com also serves small business customer segments. For these segments, targeted, cost effective product developments and communication methods have been implemented. In 2005, several segment specific programs were launched or continued from 2004:

•       We pre-installed telephone lines in selected new residential developments;

•       We introduced services for customers having access to other telephone operators. Pre-selection services “Teleperc Partner” and “V8 Partner” were introduced for residential and business customers, respectively. In addition, “Teleperc” call-by-call service was introduced for residential customers.

•       Favorit and Favorit Plusz price plans were main drivers of usage in 2005; and

•       For business customers, “T-DSL Profi V8” and “Ritmus” price plans were introduced.

Segmentation of our corporate fixed line business (“T-Systems”).   The corporate customer base served by T-Systems comprises large and medium size corporate customers.

In 2005, the corporate telephone market served by T-Systems experienced significant challenges due to the stronger competition from mobile telecommunications service providers and the accelerated development of the IP technology. Corporate customers are seeking ways to minimize their telecommunications spending. Intensified demand for integrated offers has developed and we plan to leverage our position as the sole integrated provider to benefit from this trend.

T-Systems also intends to exploit LAN business opportunities that can preserve both voice and data traffic revenues. We believe that providing a high quality solution with knowledgeable sales people, who can communicate the value of our products and services to our customers, is critical to attracting and retaining customers. Therefore, in addition to simplifying its sales channels, T-Systems has re-segmented them based on annual revenue and public sector criteria.

T-Systems sells its products and resells certain third-party products directly to customers through dedicated account managers. We also invested in various programs to enhance the marketing skills of account managers.

By strengthening the customer service department, T-Systems has also significantly and effectively expanded its points of sales.

With simplified and extended sales channels, T-Systems can more effectively exploit new business opportunities and retain its customer base.

Our presence in the service areas of other LTOs

Since the liberalization of the Hungarian telecommunications market, customers can freely choose their telecommunications services provider. There are two types of carrier selection: pre-selection and call-by-call. In Hungary, carrier pre-selection is widely used by the corporate segment.

To provide competitive service offerings, we increased our presence in areas originally serviced by other LTOs such as Invitel, Hungarotel, HTCC and Monortel. We offer voice, data and value added services with fixed line or wireless access in former LTO areas.

In addition to building our own network, we lease other carriers’ network capacities in the form of unbundled local loops.

Distribution

T-Com has seven retail sales channels to ensure total market coverage for our over two million residential and business customers.

The nationwide sales network with approximately 350 agents and over 80 value added resellers serves as a basis for proactive sales of the product and service portfolio of Magyar Telekom Plc. and our ISP subsidiary, T-Online Hungary, in the residential and Small and Medium Enterprises (“SME”) markets. Our dealer network also provides tailor-made services and can offer complete telecommunications solutions (e.g., voice, data, PBX, router) to business customers. In 2005, the indirect sales channels achieved remarkable results in data communications products and services (DSL, Flex-com, IP) sales.

The T-Pont retail network reaches all Magyar Telekom areas in Hungary. During the rebranding project, the entire T-Pont retail network was successfully rebranded according to the DT’s T-Punkt model.

We also operate customer contact points in the LTO areas. In this key retail network, all of our services are available, including various types of T-Online Hungary Internet access, TMH mobile prepaid products and cable TV services of T-Kábel Hungary.

Magyar Telekom Plc. served about one million customers in 2005 through its retail stores. We also have 80 T-Pont Franchise Network stores that facilitate retail distribution. TeleSales activity increased in 2005 and has played a key role in the sales of several price plans. Through TeleSales activity we could reach more than 1.6 million clients. The Internet store of Magyar Telekom, ePont, showed remarkable results as the number of visitors doubled in 2005.

In 2005, T-Systems placed its focus on large corporate customers that can be handled effectively only by personal account management. To focus our effort on these customers, in March 2005, T-Systems transferred about 2,000 of its customers to T-Com’s accounts. The remaining 3,200 customers are segmented into three major groups: Strategic Partners, Key Account Partners (sub-segmented by industries), Government and Public Partners. Account managers are located throughout the service area of Magyar Telekom, including sales force in LTO areas.

International Fixed Line Operations

Macedonian Fixed Line Operations

Although the Macedonian telecommunications market was not fully liberalized until January 1, 2005, our fixed line telecommunications business already faced strong competition in 2004, driven mainly by mobile substitution, Internet competition, illegal VoIP operators and wireless data transmission providers.

Competition intensified mostly in Internet business in 2005 and in international voice termination and data services in the second half of the year.

Fixed line voice services face competition mainly from mobile prepaid services that allow strict cost control for subscribers in Macedonia, where the majority of the customers have limited disposable income.

The competition among mobile operators is driving down prices of the mobile services and is also reducing the difference between the values of fixed and mobile services for the average consumer. Intensive marketing activities of mobile competitors decrease the consumer perception of this difference, and thereby enhance the perceived value of mobile communications. This trend led to a moderate decrease in the active customer base of Maktel in 2005, mainly due to the increased number of defaulting customers. In 2005, Maktel offered prepaid fixed lines to its defaulting customers to allow them to have an active line while they pay off their debts.

During 2005, Maktel conducted a marketing campaign to develop a sustainable ADSL customer base and enhance the value of fixed line services. In addition, Maktel introduced new traffic metered options for its ADSL services in October 2005. Both of these efforts have led to a significant growth in sales of ADSL services.

In 2005, Maktel started to develop business solutions for the corporate market including services for audio and video broadcasting, video surveillance solutions, software for PBX call analysis and bundled offers.

Montenegrin Fixed Line Operations

To stabilize fixed line voice revenue and stimulate fixed voice traffic, Crnogorski Telekom has introduced optional price plans based on prepaid discounted minutes for long distance and international calls. In 2005, Crnogorski Telekom launched the “MoClub” loyalty program for fixed line, mobile and Internet customers to retain customers and reward high-usage customers.

Hungarian Mobile Operations

In 2005, the Hungarian mobile market reached a 92.4 percent penetration rate, which is comparable to the average level in Western European countries, and the growth in mobile market slightly slowed down as compared to previous years. The Hungarian mobile market is highly competitive and dominated by three mobile network operators: TMH, Pannon and Vodafone. Due to the very high penetration level, our focus has moved from acquisition to retention.

2005 was a very successful year for TMH in all of our strategic areas:

•       Maximize the value of our customer base;

•       Increase penetration and usage of data services;

•       Manage effective pricing and market share; and

•       Strengthen and differentiate the T-Mobile brand.

Maximize the value of our customer base

The active customer portfolio management facilitated the increase in value of our customer base. Our main targets were the following:

•       Develop propositions based on value and needs of customers;

•       Differentiate service level based on the value of customers; and

•       Enhance effectiveness of communication via CRM and campaign management tools.

Increase penetration and usage of data services

The data products were very successful in 2005. Several tailor-made segment-specific products and services were launched both in the consumer and business segments. In 2005, we concentrated heavily on data services in our advertisements, and even the bonus system was re-designed to push the sales of these services.

TMH was the first mobile operator in Hungary to launch 3G and provide high-speed data access and video-telephone opportunity to its subscribers. Mobile TV, Mobile JukeBox, Domino SMS Call back request, Push to talk, Bulk MMS, Mobile Terminated SMS and Premium Voice services were also launched.

Manage effective pricing and market share

At the end of 2005, TMH had a 45.0 percent market share in terms of the number of subscribers and had the leading position both in the consumer and the business segment. To maintain our leading position, several price plans, based on “value for money” and simplicity, were launched in both of these segments.

Strengthen and differentiate the T-Mobile brand

We work continuously to strengthen our brand and build our brand values - reliability, simplicity, inspiration and “value for money”. Our efforts have maintained the aided brand awareness at nearly 100 percent.

Distribution

TMH has a strong direct distribution network consisting of 36 stores. Over three-quarters of these stores provide full-scale sales, customer service and repair service to customers while the rest focuses primarily on sales. 11 stores are located in Budapest and the other 25 are in regional centers. In 2005, we decided to integrate the T-Mobile and T-Com distribution networks.

TMH also has a department dedicated to major accounts. This department consists of 86 sales representatives and serves major accounts on the segment basis. Our customers can also purchase TMH products on our on-line shop.

TMH also distributes its products and services through indirect sales partners. In 2005, TMH had 217 full-scale indirect outlets nationwide that provide the full product portfolio to customers. 85 of these outlets also provided customer care, aided with access to the central customer database and CRM systems. TMH also sells its prepaid products (e.g., prepaid Subscriber Identity Module (“SIM”), plastic top-up card, on-line top-up) through major Hungarian retail channels. Prepaid SIM cards are sold at 108 outlets and top-up may be made at 10,533 outlets nationwide (including 4,665 outlets where on-line top-up is available).

International Mobile Operations

Macedonian Mobile Operations

To meet the needs of its nearly 880,000 customers, T-Mobile Macedonia has developed a wide range of services and price plans for the prepaid, postpaid and business customers segments. In 2005, T-Mobile Macedonia introduced new price plans for all segments and carried out innovative promotions.

Marketing based on customer data is widely used to build strong customer relationships. Loyalty schemes and handset upgrade programs are also increasingly used to improve customer satisfaction and customer churn rate.

Montenegrin Mobile Operations

In Montenegro, T-Mobile Crna Gora is generally perceived as a customer oriented company, with a strong sense of customers’ communications needs. To retain postpaid customers and to increase their satisfaction, T-Mobile Crna Gora, jointly with Crnogorski Telekom and Internet Crna Gora, introduced a new loyalty program. Reduction in prices of standard prepaid price plans has also attracted new prepaid customers.

T-Mobile Crna Gora manages a distribution network of two directly owned shops and over 1,500 indirect Points of Sales (“PoS”) managed by 28 authorized dealers throughout the country. T-Mobile Crna Gora also uses part of its distribution network to sell handsets.

COMPETITION

Hungarian Fixed Line Operations

Domestic and International Fixed Line Telecommunications Services

In 2005, the mobile carriers remained our key competitors. In addition, a variety of market entrants now provide public fixed line telephone service, either by interconnecting with our network or through their own infrastructure. Competitors include mobile telecommunications service providers, other LTOs, alternative service providers (e.g., Tele2, PanTel) and cable television service providers. Immediately following the liberalization, LTOs and alternative service providers concentrated their efforts on business customers in the areas of long distance and international calls. For the last few years, they have been targeting residential customers as well.

Despite increased competition, we successfully kept our leading position in domestic telephone services and had an approximately 82 percent market share in terms of access lines in Hungary as of December 31, 2005.

Mobile penetration reached 92.4 percent by the end of 2005, which not only led to intense competition in the mobile telecommunications market, but also affected the fixed line telephone market. This near-saturation level has led mobile carriers to offer residential and business customers more and more competitive packages and lower prices in an effort to win fixed line customers.

Tele2, an aggressive competitor, entered the Hungarian market in 2004. In 2005, Tele2 expanded its service area as well as its product portfolio (such as the introduction of flat rate price plans and dial-up Internet access). Tele2 mainly focuses on the residential market. It competes on the basis of a simple and low pricing structure, aggressive marketing and innovative sales channels. However, we responded to the challenge posed by Tele2 with attractive price plans, and we believe that we have successfully limited Tele2’s expansion.

In 2004, cable television providers also entered the voice market with “triple-play” offers, consisting of voice telephone services, Internet access and cable television. The main advantages of the “triple-play” offers are free calls within the network, low monthly fee and one-stop shopping. Our largest cable television competitor is UPC.

In our service areas, a number of carriers (Tele2, GTS Datanet, eTel, Invitel, PanTel, British Telecom and Monortel) offer pre-selection and call-by-call services and were able to attract some of our customers. We also offer similar price plans and are successful in attracting new customers from LTO areas.

Leased Lines and Data Transmission Services

In the continuously expanding Hungarian leased line and data transmission market, we retained our leading position in 2005 in terms of market share. The key competitors in this market included Invitel, Pantel, GTS-Datanet and Antenna Hungária, all of which offer products and services primarily based on fixed line and microwave leased line technologies. Intense competition led to a significant decrease in market prices, as pricing is the only competitive strategy of the alternative service providers. We compensated falling prices with increasing bandwidth due to proactive sales campaigns and our leased line revenues increased. We also started to migrate our leased line customers and a part of our voice traffic into IP-VPNs. We were a market leader in 2005 in IP-VPN services.

In the broadband access market, our key competitor is UPC, which offers broadband access through cables used for cable television. In addition, several alternative service providers (GTS, Datanet, PanTel, TVNet) offer unbundled ADSL services. In our service area, we successfully kept our leading position in the retail ADSL market with an estimated 68 percent market share in terms of the number of subscribers as of December 31, 2005. The remaining 32 percent is shared by 18 ISPs of which the largest providers had a five percent market share as of December 31, 2005.

In 2005, two alternative service providers (PanTel and TVNet) introduced services based on a new technology, ADSL2, which enables larger bandwidth than ADSL. The introduction of higher bandwidth DSL technology indicated the increasing competition on the broadband market and allowed competitors to introduce new services, like IPTV.

The Internet market in Hungary is dominated by a few large ISPs, although there are several dozen other Internet providers. T-Online Hungary, our fully owned subsidiary, is the market leader with an estimated 42 percent market share based on the number of dial-up subscribers. In 2005, the main trend in the Internet market was the rapid growth of broadband services. About 75 percent of Internet access provided by T-Online Hungary is through broadband (ADSL, cable television, W-LAN and leased line). Its key competitors are Invitel and UPC. In content services, T-Online’s portal, [origo] held its leading position. The daily average number of visitors reached 666,000 in December 2005, which represented a 42 percent increase from December 2004. T-Online’s key competitors in content services are Sanoma and Index.

International Fixed Line Operations

Macedonian Fixed Line Operations

On January 1, 2005, Maktel’s exclusive rights to provide fixed line telephone services expired, but as a result of the delay in implementation of the new regulatory framework, Maktel’s fixed line business has not faced significant competition from any fixed line service providers. Maktel, however, faced indirect competition from mobile service providers and, to a limited extent, from VoIP providers.

Starting from the second quarter of 2006, Maktel opened its network for alternative VoIP service providers of international outgoing calls. By the end of 2006, Maktel has concluded 26 ISDN based commercial Network Access Agreements with alternative VoIP service providers.

On November 15, 2006, Maktel signed its first RIO-based Interconnection Agreement with OnNet, an alternative fixed line network operator. The second Interconnection Agreement was concluded with Akton in December 2006. As a result, Maktel will face direct competition in its fixed line business from the first quarter of 2007.

OnNet has already requested Local Loop Unbundling services from Maktel based on the approved unbundling reference offer (“MATERUO”). OnNet has requested only fully unbundled access to the local loop.

Maktel is the leading provider of leased line services and data transmission services. CATV and other wireless operators have built their own networks and are also capable to offer data transmission services, transmission capacity and various broadband services.

In the internet market, there are three major ISPs in addition to Maktel: OnNet, MOL and UNet. Maktel is the market leader based on the number of Internet dial-up minutes. OnNet and UNet have concluded wholesale agreements for dial up service with Maktel. On the broadband market, Maktel has approximately 50 percent market share and it faces competition mainly from OnNet’s wireless broadband and CATV operators’ cable broadband internet, offered to the cable TV customers through their own networks.

Montenegrin Fixed Line Operations

Crnogorski Telekom is the sole provider of fixed line telecommunications in Montenegro. However, it faces fixed-mobile service substitution, which is expected to become increasingly significant. The high mobile penetration and the introduction of a third mobile operator in 2007 will intensify this trend. Crnogorski Telekom, however, owns a 100 percent interest in T-Mobile Crna Gora, the second largest mobile service provider in Montenegro.

Hungarian Mobile Operations

In 2005, the Hungarian mobile telecommunications market was characterized by intense competition, driven by new services, lower prices and aggressive marketing. The mobile penetration rate further increased to 92.4 percent by the end of 2005, slowly reaching saturation. At TMH, the focus on acquisition was clearly replaced by the focus on retention. Despite the intense competition, TMH retained its market leading position with a 45.0 percent market share based on the number of subscribers.

The direct competitors of TMH are Pannon and Vodafone. Vodafone, the smallest mobile service provider in terms of the number of subscribers in Hungary, continued its intensive and aggressive marketing campaigns and captured a 21.8 percent market share by the end of 2005. Vodafone was able to leverage its global brand and added approximately the same number of new customers in 2005 as TMH and Pannon together did. Pannon on the other hand experienced significantly lower net additions in the second half of 2005 and even net reduction in the number of customers in the last two months of the year. As a result, it had the smallest net customer additions and ended the year with a 33.2 percent market share.

Non-voice and content services are playing an increasingly important role in the mobile market. All providers strengthened their non-voice services in 2005. TMH was the first mobile operator in Hungary to launch 3G services and provide high-speed data access and video-telephone services to its subscribers.

To draw attention and boost the number of active users, free video calls were offered until the end of 2005 and 3G handsets and data cards were given as a promotion.

International Mobile Operations

Macedonian Mobile Operations

There are two mobile operators operating in the Macedonian mobile market. The competition is generally intense and conducted on the basis of price, subscription options, subsidized handsets, range of services offered, innovation and quality of service. The second largest mobile telecommunications services provider in the country, Cosmofon, began commercial operation in June 2003. Its marketing and advertising efforts are aggressive with low and competitive handset pricing, attractive price plans, broad array of advertising and indirect channels of sales. In June 2005, Cosmofon launched 2.5G services (MMS, GPRS). During the first quarter of 2007, the Government of the Republic of Macedonia will issue a license for a third mobile operator.

According to T-Mobile Macedonia’s estimates, Cosmofon had an approximately 31 percent market share at the end of 2005. Cosmofon’s subscriber base is mainly prepaid. Cosmofon has been increasingly targeting T-Mobile Macedonia’s residential and business postpaid (contract) customers.

In this intensive competitive environment, T-Mobile Macedonia plans to maintain its market share through improved productivity, efficiency measures and maintenance of existing customer relations to avoid the escalation of price-based competition.

Montenegrin Mobile Operations

T-Mobile Crna Gora started its commercial operation as a second mobile telecommunications services provider in Montenegro in 2000, four years after the first mobile provider, Promonte, started its operations. According to T-Mobile Crna Gora’s estimate, T-Mobile Crna Gora had a 42.7 percent market share in terms of number of subscribers at the end of 2005.

As in other countries, competition in mobile services is intense and driven by pricing, subscription options, subsidized handsets, coverage, as well as quality and portfolio of services offered. Our competitor’s marketing and advertising activities are aggressive.

T-Mobile Crna Gora’s goal is to increase its market share by introducing segment oriented price plans, continuously offering new attractive handsets, exploiting synergies of the DT group, and maintaining existing customer relations and community involvement as a sponsor of important social, cultural, sports and educational events.

DEPENDENCE ON PATENTS, LICENSES, CUSTOMERS, INDUSTRIAL, COMMERCIAL AND FINANCIAL CONTRACTS

We do not believe that we are dependent on any patent or other intellectual property right, on any individual third party customer or on any industrial, commercial or financial contract. Similar to other fixed line and mobile operators, we require telecommunications licenses from the governments of Hungary, Macedonia, Montenegro, Romania and Bulgaria, the countries in which we provide telecommunications services.

REGULATION

Development of the Telecommunications Regulatory Regime in Hungary

Prior to 2001, Act LXXII of 1992 on Telecommunications, as amended (the “Telecommunications Act”), provided the general regulatory framework for the telecommunications industry in Hungary. The telecommunications industry has been also governed by other general legislation, including, among others, Act XVI of 1991 on Concessions, as amended (the “Concessions Act”), the Pricing Act and Act LVII of 1996 on the Prohibition of Unfair and Restrictive Market Practice (the “Competition Act”).

The regulatory framework of the telecommunications industry was fundamentally altered in December 2001, when the Communications Act came into effect. The Communications Act provided the main regulatory framework for the liberalized market until the end of 2003.

The limited level of competition that resulted from the Communications Act and harmonization of the Hungarian law to EU standards required by the accession of Hungary to EU led to the further modification of the regulatory regime. Act C of 2003 on Electronic Communications came into effect on January 1, 2004 and the Communications Act was superseded at that time.

The Electronic Communications Act and the Contract on Universal Service Provision

The Electronic Communications Act was approved by the Parliament on November 24, 2003 and came into effect on January 1, 2004. Under the Act, the National Communications Authority (“NCA”), the supreme supervisory body, and Permanent Court of Arbitration for Communications (“CAC”) were established.

Set forth below is a brief summary of certain provisions of the Electronic Communications Act.

Universal Service.   The Electronic Communications Act provides that universal services are basic communications services that should be available to all at an affordable price. Universal services include access to fixed line voice telephone services of certain quality enabling access to Internet services, a regulated density of public payphones, a public directory of telephone users, national domestic inquiry service as well as free call-blocks and emergency calls. Access to voice services at an affordable price is effected by designation of universal service providers (the Minister shall appoint the most efficient service provider) and state subsidies to disabled or low-income users.

We were designated a universal service provider and entered into a universal service contract with the Minister. The current contract is valid until December 31, 2008 and can be extended for an additional four years.

Subscriber Contracts.   Service providers must establish general terms and conditions of subscriber contracts. The Electronic Communications Act provides general rules of agreements between subscribers and telecommunications services providers for telecommunications services. The ministerial Decree 16/2003 (XII.27.) on “Telecommunications Subscriber Contract” contains other important rules relating to subscriber contracts. In subscriber contracts, parties can modify the provisions of the Electronic Communications Act only if they are more favorable to the subscribers.

The general terms and conditions of subscriber contracts must contain, among other things, the procedure for terminating and amending subscriber contracts, the quality of the telecommunications service, conditions for restriction of the service, the fault-repair service and the method for handling subscriber complaints. The individual subscriber contract must contain personal data of the subscriber.

Significant Market Power Regulation.   On February 11, 2003, the European Commission identified in its recommendation (2003/311/EC) the following 18 relevant product and service markets within the electronic communications sector susceptible to ex ante regulation in accordance with Directive 2002/21/EC on a common regulatory framework for electronic communication networks and services:

Retail level:

1.                Access to the public telephone network at a fixed location for residential customers.

2.                Access to the public telephone network at a fixed location for non-residential customers.

3.                Publicly available local and/or national telephone services provided at a fixed location for residential customers.

4.                Publicly available international telephone services provided at a fixed location for residential customers.

5.                Publicly available local and/or national telephone services provided at a fixed location for non-residential customers.

6.                Publicly available international telephone services provided at a fixed location for non-residential customers.

7.                The minimum set of leased lines.

Wholesale level:

8.                Call origination on the public telephone network provided at a fixed location.

9.                Call termination on individual public telephone networks provided at a fixed location.

10.         Transit services in the fixed public telephone network.

11.         Wholesale unbundled access (including shared access) to metallic loops and sub-loops for the purpose of providing broadband and voice services.

12.         Wholesale broadband access.

13.         Wholesale terminating segments of leased lines.

14.         Wholesale trunk segments of leased lines.

15.         Access and call origination on public mobile telephone networks.

16.         Voice call termination on individual mobile networks.

17.         The wholesale national market for international roaming on public mobile networks.

18.         Broadcasting transmission services, to deliver broadcast content to end users.

In 2004, analysis of 17 out of 18 markets was initiated by the NCA. Analysis on 16 of these markets has been completed so far. The results of the analysis on fixed line retail markets have identified Magyar Telekom as having SMP and imposed a price cap on retail access market services (market 1 and 2) for residential and non-residential customers. In addition, it required Magyar Telekom to allow fixed line residential and non-residential customers to select other service providers for local and/or national and international calls (markets 3-6) and obliged Magyar Telekom to provide the minimum set of leased lines (market 7). On the wholesale markets, the NCA imposed the obligations of transparency (markets 8-9, 11-13), accounting separation (markets 8-9, 11-13), access and interconnection obligations (markets 8-9, 11-13), various obligations regarding cost-based prices and price control (markets 8-9, 11-13) and non-discrimination (markets 12-13). The market analysis procedure also identified TMH as having SMP in the mobile termination market and imposed the obligations of transparency, accounting separation, access/interconnection and cost-based prices and price control.

The aforementioned list of relevant markets taken into account in the market analysis of the NCA is currently under review in the EU. The amended Recommendation of the EU that contains the relevant markets is expected to enter into force in 2007. As a result, retail call markets and the minimum set of leased lines are expected to be deregulated. Consultation papers of the review raised the possibility that SMS termination could become part of market 16, which would mean the extension of regulation to SMS termination in addition to mobile voice call termination.

The new round of analysis of the 18 relevant product and service markets started in the second half of 2006. The new resolution on market 16 was published on October 2, 2006. The rest of the resolutions are expected to be published in 2007.

Local Loop and Bit-stream Unbundling.   According to the Electronic Communications Act and Government Decree 277/2003, (XII.24.) on “The detailed rules of procedures related to the reference offers and networking contracts”, operators with SMP providing unbundled access or broadband access are obliged to unbundle local loops and prepare reference offers for unbundled local loops (whether fully or partially unbundled) and bit-stream access and to provide these services when there is a request for them by other telecommunications service providers.

Providers with SMP may refuse the request for unbundling only if:

•       there are technical barriers; and

•       providing access to the local loop or bit-stream access would endanger the unity of the provider’s network.

Interconnection.   According to the Electronic Communications Act and Government Decree 277/2003 (XII. 24.), providers with SMP are obliged to prepare reference offers for interconnection and to provide these services upon the reference offer when there is a request for them by other telecommunications service providers.

According to the Government Decree 277/2003 (XII. 24.), providers with SMP are obliged to enter into agreements for access to their networks when requested by another service provider. If the provider is obliged to prepare a reference interconnection offer, this offer must be in line with the legal regulations about the reference offer. The NCA has authority to arbitrate in disputed cases and may establish provisional arrangements. The reference offer of the providers with SMP must be approved by the NCA.

Carrier Selection.   According to the Electronic Communications Act, voice telephone customers have the right to select different service providers for each call directions. The implementing regulation was released in Government Decree 73/2004 (IV.15.) in April 2004.

Number Portability.   Fixed line telecommunications service providers are required to provide number portability on their networks, and to allow subscribers to change service providers without changing their telephone numbers in the same geographic location. In May 2004, non-geographic and mobile number portability were also implemented.

Licensing and Allocation of Frequencies.   With the exception of a program receiver device, radio equipment, radio stations and radio communication networks may be operated with a radio license. A radio license may be issued exclusively on the basis of a valid frequency assignment license, with certain exceptions. Radio equipment, radio stations, radio networks and radio communications systems may be installed with a frequency assignment license, with certain exceptions. Payment of fees is required for reservation and authorized use of frequencies assigned for civil purposes, reservation of identifiers and use of the assigned identifiers.

Magyar Telekom Plc. pays a frequency license fee on the basis of Decree 6/1997 (IV.22.) KHVM on “Frequency Reservation and Usage Fee” and Government Decree 120/1998 (VI.17.) on “Rules of

Payment of Frequency Reservation and Usage Fee”. Additional rules related to frequency usage include Government Decree 346/2004 (XII. 22.) on “Specification of the National Frequency Allocation Table” and Government Decree 78/2006 (IV. 4.) on “Rules of the Auction and Tender to Obtain the Frequency Usage Right”.

Magyar Telekom Plc. pays a number usage fee for call numbers used by the Company, according to Decree 11/2005 (IX. 28.) IHM on “Fees of Engaging the Identification Numbers Necessary for the Provision of Public Telephone Services”.

Frequency assignments must conform to the National Frequency Range Distribution Chart, which lays out the entire spectrum and the purpose and availability of frequency bands. Our frequencies are generally valid for periods of one to five years.

Rights of Way.   According to the Electronic Communications Act, communications service providers are entitled with prior notice to enter private property where communications facilities (equipment, cables, antennas) are located for maintenance and repair. The public telecommunications service provider must enter into a contract with the property owner setting forth conditions for the common use of the property. The property owners are also obliged to remove obstructions to public telecommunications networks.

Mobile Concession Contracts

Hungary was the first country in Central and Eastern Europe to introduce public mobile telecommunications services. Westel 0660 began providing analog mobile radiotelephone service in October 1990 with an exclusive license. In 1993, the Minister awarded two concessions to provide nationwide mobile telephone services using the digital GSM 900 standard: one to TMH and the other to Pannon.

Under the Concession Contract, dated November 4, 1993, as amended (the “900 Concession Contract”), between the Minister and TMH, TMH was granted the right to provide public GSM mobile telephone services for 15 years. The parties may agree to extend the TMH concession for an additional period of seven and half years for an additional fee.

On February 25, 1999, the Ministry issued an invitation to tender for concessions for the DCS 1800 services in Hungary, a mobile telecommunications service in the 1800 MHz frequency band. The tender was closed on May 7, 1999. On October 7, 1999, an amended 900 Concession Contract was signed, allowing TMH and its competitor, Pannon, to start commercial service in the 1800 MHz band for 15 years beginning November 26, 2000. At that time, the Minister also signed a concession contract with V.R.A.M. Rt., which operates the Vodafone brand name.

TMH, simultaneously with Pannon, started commercial operation of the 1800 MHz band on November 16, 2000. Upon the request of Vodafone, the national roaming agreement between TMH and Vodafone was terminated effective November 30, 2000, whereby TMH was released from the obligation to provide Vodafone with domestic roaming services on a nationwide basis. Effective December 6, 2002 Pannon terminated its national roaming agreement with Vodafone. As Vodafone had no remedy available for such a unilateral decision, it was forced to speed up its network roll-out to close the coverage gap vis-à-vis its competitors.

By virtue of the amendment to the Concession Contract in 1999, by the end of 2003, the three digital mobile telecommunications service providers had the same spectrum resources allocated to them both on the 900 and the 1800 MHz bands.

TMH was required to pay a HUF 11 billion concession fee, adjusted for changes in the HUF/USD exchange rate. The first installment of the concession fee, HUF 2,750 million was paid eight days after the modification of the 900 Concession Contract in November 1999. The second installment of

HUF 2,750 million, adjusted for changes in the HUF/USD exchange rate, was paid eight days after the commencement of 1800 MHz service in November 2000. The third installment of HUF 1,830 million, adjusted for changes in the HUF/USD exchange rate, was paid in November 2002. The last installment of HUF 3,670 million, adjusted for changes in the HUF/USD exchange rate, was paid on December 2003. TMH also pays an annual concession fee of USD 1 million.

Frequency Fees.   TMH had frequency fee payment obligations for channels allocated in the 1800 MHz band. In 2005, TMH paid HUF 3,301 million for frequency usage in the 900 MHz band, HUF 150 million for the right to use the 15 MHz frequency band, and HUF 114 million for the actual use of channels within 1800 MHz band. In 2006, TMH paid HUF 3,530 million for frequency usage in the 900 MHz band, and paid HUF 150 million for the right to use the 15 MHz frequency band, and HUF 271 million for the actual use of channels within 1800 MHz band.

TMH also paid frequency fees for the IMT-2000/UMTS band. In 2005, TMH paid HUF 88 million for the right to use the 2x15 MHz frequency band and HUF 107 million for the actual use of channels within the band. In 2006, TMH paid HUF 151 million for the right to use the 2x15 MHz frequency band and HUF 487 million for the actual use of channels within the band. In addition, TMH paid HUF 543 million in 2004, HUF 733 million in 2005 and HUF 871 million in 2006 for the right to use microwave frequencies.

Fees and Charges.   TMH’s subscriber charges are not subject to regulation under the Pricing Act or any ministerial decree.

Roaming Agreements.   TMH may sign roaming agreements with other public mobile telecommunications service operators outside of Hungary in accordance with the rules of the GSM Association, an association of GSM operators and associated members.

Market assessment, SMP designation process, and interconnection.   See “Item 4—Pricing”.

Termination.   TMH met all of its concession obligations in 2005 and in 2006. If an event of default occurs under the 900 Concession Contract, the NCA may issue a cure notice to TMH. TMH would then have 90 days to agree with the NCA on a plan of action for curing the default. If TMH does not reach an agreement with the NCA or if TMH does not cure any such default within an agreed period of between three to six months, the NCA may issue a notice terminating the 900 Concession Contract. Upon termination of the 900 Concession Contract, TMH would be dissolved under the Concessions Act.

UMTS.   On December 7, 2004, the NCA awarded TMH the exclusive right to use the frequency blocks of 1920-1935 / 2110-2125 MHz Frequency Division Duplex (“FDD”) and 1915-1920 MHz Time Division Duplex (“TDD”) for deployment and operation of International Mobile Telecommunications (“IMT”) 2000/UMTS mobile telecommunications system (3G system). The duration of the frequency usage right is 15 years (until 2019) with an option to extend for another seven and a half years.

The right was awarded after a tender process that started on September 1, 2004 and concluded on December 7, 2004. TMH applied for all three frequency blocks (“A”, “B” and “C”) separately and won the usage right of frequency block “A”. The right to use the frequencies vested upon payment of the first installment of the license fee on December 27, 2004.

TMH is obliged by the term of the license decree to start commercial IMT-2000/UMTS service in the inner city of Budapest within 12 months of the grant of the license. This obligation was met. It is also obliged to expand the coverage to 30 percent of the Hungarian population within 36 months of the license.

The license fee for IMT-2000/UMTS was HUF 17,000 million plus reclaimable Value-Added Tax (“VAT”), payable by the end of 2005. In addition to the license fee, TMH capitalized expenses incurred in connection with the acquisition process of the license. The total amount capitalized is HUF 17,073 million. The IMT-2000/UMTS license right will be amortized on a straight-line basis over 15 years from the time of the commencement of the commercial service on August 26, 2005 to the end of the initial license period.

Mobile radiotelephone license’s terms are extendable; however, they expire in the following years:

•       GSM 900:                 2008

•       DCS 1800:                2014

•       IMT-2000/UMTS:   2019

Competition Law Restrictions

The Electronic Communications Act and the Contract on Universal Service Provision in line with the Competition Act prohibit us from the abuse of our dominant position in the public voice telephone services market.

Under the Competition Act, a market participant is considered to be in a dominant position if, among other things, it is able to pursue economic activities substantially independent of other market participants, i.e., without the need to consider the market behavior of its competitors, suppliers, customers and other business partners.

Under the Electronic Communications Act and the Competition Act, service providers with SMP are required to provide services to other telecommunications service providers on the same commercial terms, and these terms may not be less favorable than those offered to other service providers controlled by it or controlling it.

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

In connection with the accession, Hungarian regulations relating to electronic communications were harmonized with the EU New Regulatory Framework (“NRF”), which required all member states of the European Union to adopt it through national legislation. The NRF consists of various directives relating to the following:

•       access to and interconnection of electronic communications networks;

•       mandatory minimum service standards for all users (“universal service”) and users’ rights;

•       authorization and licensing regimes;

•       data protection and privacy; and

•       decision on a regulatory framework for radio spectrum policy in the EU.

The NRF, in particular:

•       sets out the rights, responsibilities, decision-making powers and procedures of the National Regulatory Authorities (“NRAs”) and the European Commission. This includes the NRAs’ obligation to submit to the Commission and the NRAs of other EU member states the draft regulatory measures that they intend to implement with respect to market definition and SMP and the European Commission’s power to require NRAs to withdraw such drafts, if the European Commission considers that such measures may create a barrier to the single European market or are incompatible with EU law;

•       identifies specific policy objectives that NRAs must achieve in carrying out their responsibilities (namely, to promote an open and competitive European market for communications services, to promote the interests of European citizens and to consolidate the EU’s internal market in a converging technological environment); and

•       provides that operators with SMP in relevant communications markets will be subject to obligations set out in the directives on universal service and access.

The European Commission started to carry out a review of the NRF in November 2005 and the review is currently ongoing (consultations, publication of Commission communications, etc.). Proposals for the European Parliament and the Council directives modifying the NRF can be expected in the first half of 2007, which will be followed by the community legislation procedure. The amended regulation is expected to be implemented in 2010.

The European Commission issued a Recommendation on relevant product and services markets in February 2003. The Recommendation identifies markets with certain characteristics that may justify imposition of ex ante regulatory obligations. See “Regulation - Significant Market Power Regulation”.

The European Commission will regularly carry out a review of the Recommendation on relevant markets. The first review of this Recommendation started in line with the NRF review in November 2005 and the amended new recommendation is expected to enter into force in 2007.

The European Commission started to work on an EU regulation on international roaming charges in 2006. The proposal for a Regulation of the European Parliament and of the Council is dealing with the roaming on public mobile networks within the EU. The objective of this proposal is to amend the existing regulatory framework for electronic communications to provide the necessary legal basis for effective and timely action to bring about substantial reductions in the level of mobile roaming charges across the EU in a harmonized manner. This is to be achieved by applying the approach that prices paid by users of public mobile networks for roaming services when traveling within the EU should not be unjustifiably higher than the charges payable when calling within their home country (the “European Home Market Approach”). Expected adoption date of this regulation is mid-2007.

Implementation of NRF in the member states is overseen by the European Commission and the European Regulators Group (“ERG”), which issues reports and common statements. The ERG is a body composed of representatives of NRAs and the European Commission, which plays an important role in assisting the Commission in harmonizing the application of the EU regulatory framework.

Hungary fully implemented the NRF with the enactment of the Electronic Communications Act and fully implemented decrees in 2004.

Broadcasting and Transmission

Broadcasting and transmission in Hungary are governed by Act I of 1996 on Radio and Television Broadcasting (“Media Act”), Act LXII of 1993 on Frequency Management (“Frequency Act”), the Electronic Communications Act and the Concessions Act. Under the Media Act, the National Radio and Television Board (“NRTB”) has the primary authority for issuing tenders for broadcasting contracts and registering broadcasters and transmitters.

National and regional television and radio broadcasting or broadcast “distribution” to local operators generally require concessions under the Electronic Communications Act and may be carried out on the basis of a program distribution contract in accordance with the Media Act between the NRTB and the distributor. Frequencies are assigned under the terms of the Frequency Act. Entities registered as program distributors are permitted to transmit broadcasts of third parties to subscribers through a cable transmission network.

The restriction under the Media Act on our further expansion in the program distribution sector was lifted on January 1, 2004. Accordingly, we are now free to increase our ownership interest in any program distributor, including cable television companies, despite our existing controlling interest in one cable television company.

Development of the Telecommunications Regulatory Regime in Macedonia

A new Macedonian law concerning electronic communications (“Law on Electronic Communication, “ECL”), which was enacted on March 5, 2005, brings the country’s telecommunications regulations closer to the EU regulatory framework, with some transitional provisions. It also provides a number of strict obligations for the existing operators.

Since the parliamentary elections in July 2006, the Government of the Republic of Macedonia has enacted a number of bylaws and rulebooks regulating different communication areas.

As a result of the intensified implementation, there is a possibility that certain ECL provisions and bylaws will be soon amended.

Regulation of Fixed Line Business

On December 31, 2004, Maktel’s monopoly rights in the Macedonian telecommunications market expired, thus making it possible for other network and service providers to enter the Macedonian telecommunications markets, upon the submission of notification to the Macedonian telecommunications regulator (and the registration thereof). By December 2006, the Macedonian telecommunications regulator had registered 45 network operators and 55 providers of public fixed telephony services. Maktel published Network Access Agreement for the VoIP service providers for international calls. In February 2007, the Government of the Republic of Macedonia determined that the concession contracts of three telecommunications operators (Maktel, T-Mobile Macedonia and Cosmofon) are no longer valid according to the ECL, and that these companies should therefore continue their operations according to the provisions of the ECL.

In July 2005, the Macedonian telecommunications regulator issued regulations governing the conditions of interconnection. Rules for access to, and the use of, specific network facilities were issued in August 2005, and regulations governing the opening of the local loop to competitors, and carrier selection, were adopted in December 2005.

On August 8, 2005, Maktel submitted its first reference interconnection offer to the Macedonian telecommunications regulator. The interconnection prices contained in this offer were approved on January 23, 2006. In November 2006, the first interconnection contract was signed according to the conditions determined in the reference interconnection offer. Maktel’s first reference unbundling offer was submitted to the Macedonian telecommunications regulator on September 5, 2005 and approved on July 19, 2006.

To prepare for competition in its fixed line business, Maktel carried out several changes to its retail pricing structure. For example, Maktel continued to align the prices it charged for network access products and calling services with the underlying costs, and changed its pulse-based charging system to a more customer-oriented time-based charging system with shorter time units. In addition, on the basis of the Law on Electronic Communication, the Macedonian telecommunications regulator imposed obligation for cost based prices for wholesale services of Maktel. Because Maktel’s monthly fees for network access and the prices it charges for local calls amount to approximately half of the respective EU averages and are below Maktel’s approved cost based wholesale prices, further cost-based realignment of retail prices might become necessary. To the extent that any of its subscriber line prices do not yet fully reflect the cost of service, a negative impact on Maktel’s competitiveness in the wholesale and retail markets can be expected.

According to the obligations imposed by the ECL, a new number portability bylaw has been published by the Agency for Electronic Communications on December 27, 2006. Maktel and T-Mobile Macedonia, as operators of publicly available telephony services, must enable their subscribers to retain their geographic and non-geographic numbers when changing telecommunications operators. The number portability is scheduled to be fully implemented by July 1, 2007. Due to the short notice, the implementation of number portability will be technically hardly feasible within the given timeframe, therefore Maktel will use the appropriate legal steps to respond to this.

Since the end of 2004, when Maktel’s obligation for providing universal services according to its concession contract expired, there has been no operator dedicated as universal service provider. In May 2006, the Government of Republic of Macedonia enacted a decision for implementation of temporary strategy for universal services, which set the basic strategic decisions. The relevant bylaws regulating the technical parameters, quality requirements and pricing of providing universal services in Macedonia were enacted in the second half of 2006.

The Agency for Electronic Communications announced its willingness to implement a public tender procedure for granting authorizations for radio frequency utilization in the 3.4-3.6 GHz band for realization of a fixed wireless access, WiMAX. The tender will be implemented due to efficient and effective utilization of the scarce radio frequency resources.

Regulation of Mobile Business

The services provided by the mobile network operators in Macedonia are currently not subject to price regulation. However, the Macedonian telecommunications regulator is collecting market data on the fixed-to-mobile market. It is expected that this market analysis will be completed by the end of the first quarter of 2007 and a probable outcome is that T-Mobile Macedonia will be designated with SMP status. Depending on the outcome and findings of this market analysis, regulatory obligations, including those relating to wholesale pricing, carrier selection and pre-selection and national roaming cannot be excluded.

A public tender for a third mobile operator license was published on October 30, 2006. The tender envisages granting of an authorization for radio frequencies utilization to a third mobile operator on the entire territory of the Republic of Macedonia in the GSM 900 and DCS 1800 radio frequency bands. The authorization will be granted for an initial period of 10 years, with a possibility of subsequent extension of another 10 years. The public opening of the bid was held on January 31, 2007. The Commission granted the license to the only bidder, Austrian Mobilkom.

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

On December 17, 2005, the EU decided to grant Macedonia EU candidate status. Following candidate status, the EU must set a date to begin the negotiations about full access encompassing all aspects of EU membership, including trade, environment, competition and health. Macedonia, as candidate country, should harmonize its legislation with the EU.

Development of the Telecommunications Regulatory Regime in Montenegro

Following the privatization of Crnogorski Telekom, the gradual liberalization of the telecommunications markets in Montenegro can be expected in the coming years. The 2000 Montenegrin telecommunications law (the “2000 Law”) conferred broad authority upon the Montenegrin telecommunications regulator. The 2000 Law established a licensing regime whereby all telecommunications activity must be licensed by the Montenegrin telecommunications regulator. In addition, a new competition law came into force on January 1, 2006. However, no Montenegrin competition agency has yet been set up, and to date there is no consumer protection law or agency in Montenegro.

We expect that the 2000 Law will be significantly amended in the second quarter of 2007, with implementation starting in the second half of 2007. The major goal of these amendments will be to bring the legislation closer to EU directives, to stimulate competition, to stimulate Internet usage and to encourage investment in the telecommunications sector. We also expect that the current licensing-based regulatory regime will be replaced with an authorization-based regime. Furthermore, the introduction of cost-based pricing and accounting separation obligations, and of the provision of binding reference interconnection offers by operators with significant market power, can also be expected.

All of these obligations would significantly lower the market entry barriers for new providers in the telecommunications markets, thus leading to market share losses for Crnogorski Telekom in the medium and long term.

Furthermore, the Montenegrin telecommunications regulator has issued a tender for two 3G licenses as well as a tender for a mixed 2G-3G license for a third mobile operator. The tender procedure was closed on February 15, 2007 and T-Mobile Crna Gora submitted a bid. According to the local press, for each license tendered there was one offer: T-Mobile Crna Gora and Pro-Monte bid for the two 3G licenses and Telekom Serbia for the combined 2G-3G license. Should the tender be concluded successfully and a new license or new licenses awarded to competitors, the mobile operation of Crnogorski Telekom could face a potentially significant decrease in its market share over the medium term.

Local governments in Montenegro have the authority to levy municipal taxes on telecommunications equipment placed on municipal land and under roads, resulting in a high degree of uncertainty for Crnogorski Telekom with respect to the overall tax liabilities. The parliament adopted legislation that established a cap on taxes that can be charged by local governments for objects above the ground and abolishes this tax from January 1, 2008. The local governments still have the freedom to levy any tax on cables placed under the ground.

Montenegro and the European Union

Montenegro became an independent state in 2006 and is in the process of conducting negotiations about a Stabilization and Association Agreement with the European Union.

PRICING

Hungarian Fixed Line Operations

Connection Fees

Decree 3/2002 (I.21.) MeHVM on “Charges for Voice Telephone Services Provided by Companies with Significant Market Power and Price Plans Related to Universal Services” (“the 2002 Fixed Line Tariff Decree”) gives service providers the right to collect an additional fee of up to 50 percent of the costs incurred for providing connections in rural areas, if the connection fee does not cover the direct costs of the service provider. Connection fees and subscription charges, but not usage charges, are different for our business and residential customers. We may apply discounts to the published charges but are not allowed to exceed any published charge.

Subscription Fees and Usage Charges

Under the Pricing Act, as modified by the Electronic Communications Act, the Minister is responsible for establishing the maximum rates for universal services. Tariff regulation in Hungary is currently based on a price cap method for universal services. Since February 1, 2002, fixed line rates and connection fees have been regulated by the 2002 Fixed Line Tariff Decree. This decree has been modified to limit its scope of price regulation to universal services. The 2002 Fixed Line Tariff Decree established the price cap formula, under which our annual price increase cap was set as the forward-looking Consumer Price Index (“CPI”) less a three percent productivity factor.

According to the SMP resolutions concerning residential and business access markets, a price cap should apply to subscription fees of various price plans. These SMP resolutions were only effective for 2005, although a resolution with similar price cap regulation is expected for 2007 as well. The SMP resolutions concerning residential and business access markets extend the applicability of price caps to all subscription fees. The resolutions provide that the maximum aggregate price increase of the subscription fees—business and residential separately—cannot be higher than the actual CPI for the current year.

This implies that a price check can only be carried out after the year the price cap relates to has ended.

On January 1, 2005, we set new prices for our services. We increased most of our residential subscription fees, resulting in an average subscription fee increase of approximately 3.5 percent for residential PSTN lines. Subscription fees for business PSTN lines changed to a very small extent. In 2005, our traffic charges did not change significantly.

In 2006, we increased the subscription fee of our residential PSTN lines by 2.7 percent, while the prices of the business PSTN lines were raised by slightly more than 1 percent. Traffic fees were only changed in case of the popular “Felező” package: these were reduced by an average of 7.7 percent. There were no SMP resolutions for 2006.

On January 1, 2007 we carried out a subscription fee increase on the residential market. As a result, the PSTN residential subscription fees have risen by 2.8 percent on average. Business subscription fees are expected to be raised from March 1, 2007. On average this will amount to a 2.2 percent increase of business PSTN subscription fees on an annual basis. Traffic fees are not expected to be changed in 2007.

In 2006, the NCA initiated a controlling process on price cap compliance in all three areas (universal services, residential and business access). We submitted the data required by the enquiry. We were not certain about the calculation method used by the NCA. As a result, there was a briefing on our request on December 15, 2006, at which the NCA informed us about the method to be used. Based on the information received from the NCA during the briefing, we will breach the price cap on the residential market by about 2 percentage points. However, we dispute the correctness of the method set forth by the NCA. The sanctions can include a fine (approximately HUF 250 million) and/or the obligation to reduce our residential subscription fees (a 2 percent reduction would mean a revenue loss of about HUF 1 billion).

Rates for PSTN Access to the Internet

Since January 1, 2004, retail rates for PSTN access to the Internet are no longer regulated. Since 2002, however, a part of the charge billed to the customer—30 percent in peak time and 10 percent in off-peak time—must be transferred to ISPs. In the case of flat rate Internet access, 13 percent of the fee must be shared with ISPs. This type of revenue sharing remains in operation under the Electronic Communications Act. Since January 1, 2004, Internet call origination and Flat Rate Internet Access Call Origination (“FRIACO”) services are part of the Reference Interconnection Offer (“RIO”) and the prices of these services are also regulated within the scope of the RIO (rates approved by the NCA).

Leased Line Fees

After our concession ended in the area of leased lines required for interconnection, the leased lines market became unregulated in 2002. In 2005, we were identified as an operator with SMP on the retail market of a minimum set of leased lines and on the wholesale market of terminating segments of leased lines. In both cases we have been identified as the only operator with SMP in Hungary.

For the leased line termination market, the SMP resolution has adopted the “retail minus” pricing rule, requiring us to provide all wholesale leased line access services at prices approximately 33 percent lower than the listed retail prices. We are also required to provide all services identified in the resolution nationwide. On October 11, 2006, the court abolished this resolution of the NCA, and obliged it to carry out a new process for determining SMP obligations for us on the wholesale leased line market. The court’s decision is not binding.

Regulated Wholesale Prices

Since December 23, 2001, the interconnection rates are no longer regulated on an itemized basis but as part of the RIO. Since January 1, 2004, local bit-stream access must be offered as part of the Reference Offer for the Unbundling of the Local Loop (“RUO”), which also regulates pricing for the local bit-stream access. The cost methodologies used in the reference offers are provided in the Ministerial Decree 18/2003 (XII.27.) IHM on cost calculation of electronic telecommunications services. The cost-based unbundling and interconnection rates must be approved by the NCA. The reference offers must contain approved rates.

The NCA has published its SMP resolution on the wholesale broadband market, and identified Magyar Telekom Plc., as well as all other LTOs, as operators with SMP. The SMP resolution adopted a “retail-minus” pricing rule for the wholesale broadband market. According to the resolution, the NCA intends to transform the local bit-stream access service currently provided by us into a nationwide bit-stream access service. Pricing for the local bit-stream access service is currently regulated on a cost-based rule under the RUO.

We have been identified as an operator with SMP in the voice termination and origination market and the wholesale market on unbundling of copper loops, along with all LTOs. These SMP resolutions included obligations to submit RIO and RUO. They also adopted cost-based pricing rules, based on Long Run Incremental Costs (“LRIC”) for the RIO and Fully Distributed Costs (“FDC”) for the RUO. We submitted our first draft RIO in June 2005 and first draft RUO in October 2005. After several rejections and repeated submissions the NCA accepted our RIO on May 3, 2006 and our RUO on September 11, 2006. The RIO took effect from September 15, 2005 retrospectively and the RUO from January 20, 2006 also retrospectively. On December 12, 2006 the court abolished the NCA’s decision that the RIO fees would take effect retrospectively from September 15, 2005. The court’s decision is not binding.

Other wholesale prices

The Electronic Communications Act provides that network access fees be set based on a number of objective criteria, with transparency and without discrimination. The cost of wholesale access services are now required to be calculated based on LRIC and the pricing for these services must be approved by the NCA, even if the service provider is not obliged to make a reference offer for these services.

Network access and interconnection agreements between Magyar Telekom and ISPs

We enter into network access agreements with ISPs to secure access to services provided by ISPs for our subscribers. In addition to the network access agreements, we may enter into interconnection agreements with ISPs. The terms and conditions for the network access agreements must be in line with the terms and conditions of the existing subscriber contracts.

Reverse charging agreements between Magyar Telekom and ISPs

We have entered into reverse charging agreements with a number of ISPs. Under these agreements, customers remit payment for Internet services to the ISPs rather than directly to us. This scheme allows ISPs to offer various price plans based on their customers’ needs.

“Price squeeze” (predatory pricing) issues

Under the Electronic Communications Act, service providers with SMP are prohibited from pricing retail network services below their wholesale prices. When service providers reduce their end user prices and it causes a “price squeeze”, they are obliged to proportionally reduce their prices in their reference offers. This provision only applies if the price reduction affects more than 10 percent of subscribers for the service, or the impact of the price reduction exceeds five percent of net sales of the service.

If the regulatory authority identifies a price squeeze, the NCA examines whether the price of the network service is in line with the incurred costs. If the network prices are cost-based, the NCA refers the case to the Competition Authority. If the network prices are not cost-based, the NCA determines the minimum mandatory margin between the price of the network service and the end user service and/or orders the service provider to modify the reference offer.

Hungarian Mobile Operations

Market assessment, SMP designation process and interconnection

Upon request for interconnection (to provide either network access or network interconnection) from another telecommunications operator, TMH is required under the Electronic Communications Act and a related decree to provide such services, if such request is reasonable on both technical and economic grounds and provision of such services is not impossible due to the limitation of resources.

See “Item 8—Legal proceedings” for developments on TMH’s SMP designation process and interconnection rates.

Macedonian Fixed Line and Mobile Operations

Pricing for most of the retail services provided by Maktel is regulated by Maktel’s Concession Contract. Pricing and maximum change in prices for these services are based on the price cap method.

In addition, according to the ECL, based on market analysis the Agency for Electronic Communications may impose retail price regulations and price controls on operators with SMP in a relevant market. The SMP operator is obliged to keep separate accounting records for its wholesale and retail activities.

Pricing for dial-up and ADSL access to the Internet, however, is currently unregulated.

Regulated wholesale prices.   During 2006, the Agency for Electronic Communications approved Maktel’s interconnection and unbundling fees (“MATERIO and MATERUO”) based on the fully distributed cost accounting method. However, the current interconnection fees between Maktel and two mobile operators, and between the two mobile operators themselves, are still established based on former interconnection agreements and not yet harmonized with MATERIO. According to the relevant bylaw, Maktel is obliged to implement long run incremental costing methodology for interconnection and unbundling prices by July 2007.

On December 21, 2006, the Agency for Electronic Communications decided to change the interconnection fees. The level of the new fees was determined according to benchmarks and was mainly based on Maktel’s retail fees without taking into account the costing model prepared by Maktel as prescribed by the relevant law.

The level of wholesale regulated prices directly depends on the finalization of the price adjustment of Maktel’s retail regulated prices.

Pricing for mobile telecommunications services is currently unregulated. Under the Law on Electronic Communications, however, the National Regulatory Agency is empowered to regulate the pricing of the retail mobile services, in case concern over competition arises.

ORGANIZATIONAL STRUCTURE

MagyarCom, which is fully owned by Deutsche Telekom, owns 59.21 percent of outstanding ordinary shares of Magyar Telekom.

For a list of principal operating subsidiaries and associates of the Company as of December 31, 2005, see Note 2 (b) (2) to the consolidated financial statements.

PROPERTY, PLANTS AND EQUIPMENT

We have one of the largest real estate holdings in Hungary. We use substantially all of these properties for telecommunications installations, computer installations, research centers, service outlets and offices. Our equipment and machinery primarily consist of switches, communication towers and other telecommunications equipment.

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

Since February 2005, Magyar Telekom Plc.’s real estate development, investment, operations and management activities have been outsourced to DeTe Immobilien-Hungary Zrt. The Company’s real estate department, however, continues to handle strategic management and control of its real estate holdings.

Maktel outsourced its real estate management operations to a third party starting from April 1, 2006.

The number of sites used by Magyar Telekom is approximately 6,500, out of which approximately 2,500 sites are owned by the Company and approximately 4,000 sites are leased. The total area of properties used by Magyar Telekom as of December 31, 2005, was approximately 1,200,000 m2.

The majority of sites used in our operations are smaller than 100 m2. Approximately 60 percent of the total area is used to house telecommunications equipment and other technical devices. The largest site is our headquarters building located at Krisztina krt. 55 in Budapest, with floor space of 34,000 m2.

INFRASTRUCTURE AND TECHNOLOGY

Hungarian Fixed Line Operations

The following table provides information on the length of the copper and fiber optic cables contained in Magyar Telekom Plc.’s access, backbone and rural area networks in Hungary at December 31, 2005, and each of the two prior years:

	At December 31,
	2003	2004	2005
Copper cable	161,663	159,504	158,112
Fiber optic cable	12,988	13,580	14,376

Expansion of Access Networks.   At the end of 2000, we began to offer broadband Internet access services, based on the ADSL and Asynchronous Transfer Mode (“ATM”) technologies. We selected Ethernet-based Digital Subscriber Line Access Multiplexers (“DSLAMs”) to provide a more cost effective ADSL solution together with the ATM technology already in use. The ADSL transmission system provides high-speed digital access to any data network over existing copper wires without interruption of Plain Old Telephone Service (“POTS”) and ISDN2 services with the data speed of 512 Kbit/s and 1, 2, 3 and 4 Mbit/s. In 2005, we continued the roll-out of the ADSL technology nationwide. At the end of 2005, approximately 330,000 customers were using ADSL lines for connection to the Internet. By the end of 2005, our infrastructure allowed up to 2.1 million of our analog and ISDN2 subscribers to have access to the ADSL service. This represents coverage of over 840 towns and cities and 86 percent of the population in our service area. In 2006, we introduced the ADSL2+ technology to provide high-speed data access with data speed of 6 and 12 Mb/s.

We used fiber optic cables for our fixed line local loop networks for approximately 130,000 customers at the end of 2005. We installed a substantial amount of local network fiber optic cable in Budapest, where segments of the old cable network were in poor condition and where we believe the demand for high capacity and high quality transmission will be the greatest (e.g., shopping malls, industrial parks). We extended our local fiber optic network both inside and outside Budapest to cover new business demands.

Wireless solutions.   In 2003, we introduced the WLAN technology in the access network for hot spot applications. By the end of 2005, 207 hot spot sites were in operation. With this technology, we can provide Internet access service in public areas to customers requiring temporary Internet access (e.g., conference centers, exhibitions, airports, hotels). Since the end of 2004, WLAN users of TMH and Magyar Telekom Plc. can use hot spot sites operated by either entity.

We have been selectively applying radio technology in our local loops since 1996. At the end of 2005, approximately 79,800 subscriber lines were based on the radio technology.

In 2005, we have introduced new SHDSL access in the network. The speed of the leased line connections has been increasing in the recent years.

Backbone Network.   We have a digital fiber optic national long-distance network that connects local primary area networks. We have implemented the DWDM technology and Synchronous Digital Hierarchy (“SDH”) systems in both the national long distance and Budapest networks. The countrywide DWDM backbone network, installed in 2001, provides high capacity (maximum 24 times 10 Gbit/s) in the most important nodes of Hungary, as well as in international directions. In 2005, we carried on an extension of the DWDM network. By the end of the year the network reached all county towns. In addition to cost advantages, SDH systems provide a flexible transmission infrastructure with automatic transmission paths. We introduced a new generation of the SDH system that, besides increasing network availability and transmission capacity, enables new services, such as data transmission (e.g., Ethernet). In 2005, the increase in the capacity of the backbone network served the growing demand of IP core network and

HSLL. The HSLL is mainly provided for mobile operators. Since we currently have a robust optical backbone network, we have no immediate plan for expansion. As of December 31, 2005, we had approximately 4,500 kilometer of backbone optical cable network.

IP/MultiProtocol Label Switching (“MPLS”).   Since 2000, we have provided Internet access and IP-VPN services on the same IP/MPLS platform. The network is built of STM-16, Gigabit Ethernet and 10GE connections. The network has several access options (dial-up, leased line, broadband DSL, CATV) with PoPs in each primary area in Hungary. Available services include IP-VPN (scalable interconnection for corporate sites with Integrated Voice and Data option), IPSec and xDSL to Virtual Private Networks, Virtual Private Dial-up Network and wholesale Internet services for ISPs. The connectivity network that concentrates xDSL traffic towards the IP backbone is based on ATM and Ethernet technology. In 2006, we implemented significant capacity, quality and functional upgrades, including a countrywide 10 Gbit/s backbone, QoS and high-availability features in order to prepare our IP network to become the transport platform for Next Generation Network (“NGN”) and triple-play services.

We are making preparations for interconnection and convergence of voice and data networks, which are currently separate. The NGN concept has been espoused as a long-term project. We do not plan to develop our traditional (such as PSTN/ISDN) network further except for maintenance and legal compliance purposes. The key focus instead will be on development of technologies and networks compatible with or forming a part of NGN, such as VoIP. In 2005, Voice-over CATV, Integrated Voice and Data service (IP Complex Plus) and Voice-over Internet (KLIP) have been introduced. In 2006, we continued to deploy a carrier-grade multi-service NGN. In addition, an IP Multimedia Subsystem has been introduced as a core component of the new platform jointly with TMH.

Information Technology.   We have dedicated a significant amount of resources to improve our information technology systems. We believe that the continuing development of these systems is essential to improving customer service and the efficiency and productivity of our employees.

Our nationwide operational support system integrates the following elements:

•       CRM;

•       billing;

•       automated call collection;

•       network traffic management;

•       workforce and workflow management;

•       element, network and service management (configuration, alarm management, SLA management); and

•       process controlled technical inventories.

This operational support system environment permits us to focus our customers’ needs, to offer more personalized services, to bundle products and services in price plans and to generate a single bill for customers with multiple locations. In 2005, we also implemented an e-billing solution to replace printed bills for our customers.

Hungarian Mobile Operations

GSM network.   TMH operates a nationwide GSM public digital mobile network in the 900 MHz band with 8 MHz duplex spectrum since 1994, in the 1800 MHz band with 6 MHz duplex spectrum since 1999 and in the 1800 MHz band with a total of 15 MHz duplex spectrum since January 2004. To guarantee the best possible service quality for our customers, we are dedicated to the continuing network roll-out to meet traffic and coverage demands.

Coverage.   The coverage of village with populations between 1,000 and 10,000 was 97 percent as of December 31, 2005. The deep indoor coverage in cities over 100,000 inhabitants, including Budapest, was 97 percent as of December 31, 2005.

Packet switched data services. GPRS and EDGE.   General Packet Radio Service was introduced by TMH in March 2001, for the first time in Hungary. GPRS provides a continuous seamless connection and higher data rates. At the end of 2003, commercial EDGE service was launched in approximately 23 percent of the Budapest area. By the end of 2004, EDGE coverage reached 91 percent of Budapest. In 2005, the EDGE development project was continued, resulting in 59 percent residential coverage of Hungary by the end of the year. The peak data rate was increased to around 200 Kbit/s in 2005.

Universal Mobile Telecommunications System.   In October 2003, TMH became the first operator in Hungary to support video calls on its own UMTS test network. The 3G network enables—besides rapid data transmission and video-telephone—more comprehensive and interesting content than before, including, in addition to image and text, fast transmission of high quality multimedia materials. In December 2004, TMH was awarded a 3G service license and was granted the use of 15 MHz duplex and 5 MHz unpaired 3G spectrums until 2019. In August 2005, TMH launched commercial UMTS service, the first in Hungary. By the end of 2005, UMTS coverage increased to 43.6 percent of Budapest. At the end of 2005, TMH started to test High Speed Data Package Access (“HSDPA”) in its own UMTS test network. The current available data speed per cell with HSDPA can be up to 1.45 Mbit/s.

Information Technology.   TMH’s operations are supported extensively by IT solutions. A great number of closely integrated application systems are used in sales, customer service, collection, service provisioning, call data processing (mediation) and charging, fraud management, billing, handset logistics, interconnect billing, general ledger reporting and electronic document archiving.

TMH operates proprietary Data Warehouse (“DWH”), which provides management and endorsers with business reports and marketing and finance analysts with detailed subscriber, traffic and business information for on-line interactive analysis. DWH is playing a major role in customer segmentation and customer life-cycle value calculation.

Macedonian Fixed Line Operations

Maktel endeavors to maintain its network at a high technological level to offer and provide a wide range of products and services that will satisfy customers’ demands.

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

During 2005, VocalTec-based international VoIP platform was installed in the network for the purposes of terminating and originating international VoIP calls.

The existing copper-wire network is a good basis for introduction of broadband services based on the DSL technologies. At the end of 2003, Maktel introduced broadband Internet access services based on the ADSL technology. Optical cables in the access network are used for connection of key business customers.

Maktel’s primary area networks are connected to the fiber optic national long distance network. The SDH technology has been implemented in the backbone network, in the transmission networks in Skopje and other cities in the country.

Macedonian Mobile Operations

T-Mobile Macedonia has built a high quality and high capacity network that meets the requirements and needs of its growing subscriber base. Our rating and billing platforms provide enhanced services for the entire prepaid and postpaid customer base as well as for the interconnection partners. Our comprehensive solutions for promotions, discounts and incentives provide extensive flexibility for tailored offerings and customer satisfaction.

ENVIRONMENT PROTECTION

The management committee of Magyar Telekom adopted the Sustainability Strategy of the Company in January 2005 to strengthen our commitment to sustainable development.

As a part of our commitment to sustainability, we developed a sustainability section for Magyar Telekom’s website. This section includes our reports and news relating to sustainability and discusses our philosophy and approach to sustainability.

ITEM 4A—UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5—OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read together with the consolidated financial statements, including the accompanying notes, included in this annual report. The consolidated financial statements, the accompanying notes as well as the discussion of results presented below have been prepared in accordance with IFRS. IFRS differs in certain respects from U.S. GAAP. For a discussion of the principal differences between IFRS and U.S. GAAP as they relate to us, see Note 34 to the consolidated financial statements. Revenues and operating expenses discussed under “—Results of Operations—By Segment” do not reflect intrasegment and intersegment eliminations.

OPERATING RESULTS

Results of Operations—Total

Basis of presentation

We determine segments primarily based on products and services that are subject to risks and returns different from those of other businesses. In 2004, we changed our segment disclosure as a result of the change in our management and reporting structure. The segment disclosures for 2003 have been amended to facilitate comparability with the disclosure for 2004 and 2005. The primary segments are based on the business lines (fixed line and mobile operations), which include both Hungarian and international activities. Reported segments are consistent with information used by management for internal reporting and monitoring purposes. In addition, our secondary format for reporting segment information is geographical segments.

In 2005, Magyar Telekom acquired a 76.53 percent interest in Crnogorski Telekom. Crnogorski Telekom’s balance sheet was consolidated in our accounts as of March 31, 2005, and the results of Crnogorski Telekom are included in our consolidated income statement from the second quarter of 2005.

Total Revenues

Our total revenues grew by 3.2 percent from HUF 601,438 million in 2004 to HUF 620,697 million in 2005. Increase in revenues was mainly due to higher revenues from mobile telecommunications services, which grew by 8.4 percent from 2004 to 2005, driven by an increase in the mobile subscriber base as well as higher enhanced services revenues. The higher leased lines and data transmission revenues also contributed to the growth, which was partly offset by lower revenues from outgoing domestic and international traffic in the fixed line telecommunications services. The consolidation of Crnogorski Telekom also contributed to the revenue growth.

Total Operating Expenses

Our total operating expenses decreased by 5.6 percent from 2004 to 2005. Operating expenses amounted to HUF 516,174 million in 2004 and HUF 487,309 million in 2005. Our total operating expenses as a percentage of total revenues decreased from 85.8 percent in 2004 to 78.5 percent in 2005.

Depreciation and amortization and employee-related expenses are our most significant operating expenses.

Depreciation and amortization decreased by 16.7 percent from HUF 137,666 million in 2004 to HUF 114,686 million in 2005 mainly as a result of the discontinuation of goodwill amortization from January 1, 2005. In accordance with the IFRS 3 standard, goodwill relating to acquisitions after March 31, 2004 was not amortized and the amortization of the existing goodwill was discontinued from January 1, 2005 which caused significant decrease in 2005. The impairment of the Westel brand name in 2004 also contributed to the decrease. As a result of the continuous revision of the useful life of our assets, the lives of certain assets were changed as of January 1, 2005. These assets mainly included ISDN and ADSL equipment, other equipment and vehicles and the change in useful life resulted in HUF 1,771 million higher depreciation expense in 2005, which partly offset the other decreases.

Employee-related expenses decreased by 15.3 percent in 2005 compared to 2004 resulting from the lower amount of severance provision and expenses as well as decreased average headcount. The total payment made in relation to employee termination in 2005 amounted to HUF 14,535 million, of which HUF 10,721 million was charged against the provision for liabilities and charges as at December 31, 2004, while the rest was recognized as employee-related expense in 2005.

Other operating expenses—net include materials, maintenance, marketing, service fees, outsourcing expenses, energy and consultancy. Other net operating expenses increased by 9.3 percent in 2005 compared to 2004 primarily due to the inclusion of Crnogorski Telekom’s expenses. Subcontractor’s fees also increased as a result of increased commissions related to price plans sold both in LTOs’ and Magyar Telekom Plc.’s service areas. Although individual elements of other operating expenses increased also due to the rebranding of the fixed line operations, these expenses are compensated by DT, therefore on net terms they do not result in increased other net operating expenses.

In the course of conducting their audit of our 2005 financial statements, PwC identified certain contracts the nature and business purposes of which were not readily apparent. PwC notified the Audit Committee and advised them to retain independent counsel to conduct an investigation into these contracts. Our Audit Committee retained White & Case, as its independent legal counsel, to conduct the investigation. See “Item 3—Risk Factors” and “Item 15—Controls and Procedures.”

In 2005, other expenses include HUF 2,059 million paid under four consulting contracts entered into by Magyar Telekom Plc. and two of its subsidiaries as to which it has not been able to obtain sufficient evidence that it or its subsidiaries received adequate value. This amount also includes the tax implications of the payments as well.

In 2006, Magyar Telekom incurred HUF 4.1 billion expenses relating to the investigation, which are included in other operating expenses—net in the Hungarian fixed line operations. This amount includes HUF 3.3 billion legal fees, HUF 0.3 billion audit fees and HUF 0.5 billion fees paid for legal counsel representing our current and former employees.

Total Operating Profit

Our total operating profit increased by 56.4 percent from HUF 85,264 million in 2004 to HUF 133,388 million in 2005 due to the increase in total revenues and the decrease in operating expenses.

Outlook

The telecommunications industry is undergoing a major change globally. We have observed several long-term trends which are changing the structure of the Hungarian telecommunications market. Key drivers of the long-term trends include changes in technology (i.e., IP-based broadband products and solutions, emerging wireless broadband technologies), customer requirements (i.e., mobility and ease of use, triple-play solutions), competition and regulation (i.e., low entry barriers, new business models).

To adapt to these changes in the market, we are now moving from the traditional traffic-based revenue structure to an access-based revenue structure, which will allow us to substitute declining traffic revenues with content, entertainment and bundled access revenues. In addition, we are seeking new revenue sources by entering into new non-traditional converged telecommunications markets.

We should emphasize that each segment is affected by its unique business environment, and we are subject to circumstances and events that are yet unforeseen or beyond our control. We have identified several risk factors which may affect our business in the future including changes in the regulatory environment, changes in competition, the unforeseeable effects of the announced stabilization package of the Hungarian government and changes in the foreign exchange rates just to mention the most important ones. See the detailed description of these and other risk factors in “Item 3—Risk Factors”.

Magyar Telekom’s current plans and outlook are based on our current best knowledge and expected circumstances. Nevertheless the behavior of our competitors can hardly be completely predicted. Therefore a stronger than assumed impact of alternative operators, new market entrants and new solutions in any country where Magyar Telekom is present could influence our business performance negatively.

We expect that our core business units will be able to continue to generate strong free cash flow. However, there are some significant elements that can have negative effects on the free cash flow, for example, the roll-out of EDR infrastructure and potential acquisitions. Despite these effects we expect to generate solid positive free cash flow in 2007 as well.

Revenues

During 2006, the revenue recognition for value-added services has been revisited. It has been determined that for IFRS and US GAAP purposes the company acts more as an agent than a principal in the majority of such arrangements, which necessitates a net presentation of such revenues. For this reason the related outpayments have been reclassified from expenses to revenue offsetting items, which affects the reported revenue figures in the mobile and the fixed line segment as well.

The following reflects our current expectations with respect to our segmental plans and initiatives:

Fixed line segment

In the fixed line segment, we expect continued gradual decline in fixed line voice revenues due to continued line erosion and fixed line unit price erosion driven by mobile substitution and the increased competition in the fixed line market, including competition from PSTN resellers and VoIP or VoCATV providers. As indicated in our strategy, to mitigate the decrease in fixed line voice revenues we are now moving from the traditional traffic-based revenue structure to an access-based revenue structure, which will allow us to substitute declining traffic revenues with content, entertainment and bundled access revenues.

As the leading broadband provider in Hungary, we are committed to accelerating growth in country-wide broadband penetration by applying a multi-access cost-efficient approach. In November 2006, we launched IPTV services; in early 2007 we plan to double bandwidths on our network by utilizing ADSL2 technology and to further boost market development by introducing naked DSL services.

We aim to move towards content and media businesses to support traditional access services and build new revenue streams/ exploit new revenue sources. Accordingly, in April 2006, we gained control of iWiW Kft., the leading Hungarian online social network currently registering more than a million users. In May 2006, we acquired Adnetwork, the leading domestic online advertisement networks to leverage the online advertisement potential of T-Online and partner web pages.

To maintain sustainable competitiveness in the corporate sector, we have committed to further developing our IT competencies by focusing on complex service offering via managed services, system integration and outsourcing through consultancy-based selling to corporate customers. This strategic initiation is promoted by the acquisition of KFKI Group in June 2006 and Dataplex in April 2006. Expanding our business operation to these new areas with lower EBITDA margins results in a dilutive effect in the EBITDA margin both on fixed segment and Magyar Telekom Group level.

In addition, we are seeking new revenue sources by entering new non-traditional telecommunication markets such as transactional services and commerce to generate new revenue streams in case a potential business opportunity arises to capture potential growth opportunities on new converged market areas.

We also had higher contributions from Crnogorski Telekom in 2006 since the consolidation commenced in April 2005. International PoP and alternative operations are expected to contribute increased revenues as well. Especially in the case of our Bulgarian subsidiary (Orbitel) are we expecting a changing trend because since its EU membership commenced in January 2007, Bulgaria has to apply the EU regulation in the telecommunication sector as well.

In Montenegro, the de facto exclusivity of Crnogorski Telekom in international voice traffic has come to an end as Promonte, the Montenegrin market leader in mobile telephony has acquired a license for international voice traffic valid from January 1, 2007. There are several public tenders ongoing in Montenegro having a significant long term effect on the telecommunication market. The Montenegrin Telecommunication Agency has announced a public tender for cable television services, in which 10 companies got licenses. As a result, new cable television service providers may enter traditional telecommunications markets in 2007. The Montenegrin Telecommunication Agency has also announced public tenders for providing telecommunication services using WiMAX technology. These tenders will influence the level of competition in Montenegro.

Mobile segment

In the mobile segment we expect continuing growth in net revenues at TMH, T-Mobile Macedonia and T-Mobile Crna Gora as well. Market penetration in Hungary is now almost saturated, and we expect lower growth rates due to a smaller number of potential new subscribers. This trend is partly offset by the migration of prepaid customers to postpaid packages and the future growth potential of higher-value services, which is supported by the launch of UMTS and HSDPA services. Accordingly, leveraging first mover advantage on our newly built HSDPA capacities is one of T-Mobile Hungary’s primary strategic priorities on the fast growing wireless broadband market.

We won the EDR tender of the Hungarian government and will provide TETRA services for 10 years. Significant revenue contribution was realized from this project already in 2006. The EDR system implementation resulted in significant increase in revenues and also in the cost of equipment sale in 2006. Looking forward to 2007, this significant one-off revenue and cost of equipment sale will be eliminated resulting in lower revenues and accordingly also lower cost of equipment sale on this field of operation.

In the Macedonian and Montenegrin market, subscriber growth continued in 2006 and drove the net revenue growth. For 2007, we expect a slowdown of subscriber growth in both countries.

The government of Macedonia has approved Austrian Mobilkom’s bid to become the country’s third mobile operator at the beginning of 2007. The Austrian firm was the sole company to submit a bid on the tender for the third license. Under the license rules, the new operator must launch services within six months of being granted the license. Therefore the successful bidder is expected to launch its operation by July 2007.

The Montenegrin Telecommunication Agency has announced public tenders for providing 3rd Generation mobile services and a combined new license to provide 2G/3G mobile telephony services in Montenegro. The outcome of this tender will definitely influence the market development in Montenegro.

Expenses

In line with our strategy, we plan to improve our internal operational efficiency in all segments. Our initial 2006 goal to improve the efficiency of our workforce by increasing the fixed lines (B-channel equivalent) per employee ratio to over 500 (a ratio that corresponds to the best practice in Western Europe) was already reached by the end of February 2006. We are targeting further headcount reductions in our foreign fixed line service providers. We are determined to bring their performance in line with industry best practice and our management is committed to further simplification and improvement of processes and connected systems. In addition to organizational measures and process improvement, we seek cost savings by leveraging our group-wide synergies in procurement.

The merger of Magyar Telekom Plc. and TMH enables us to further improve efficiency. We are expecting significant value generation through the gradual implementation of the integration by seizing additional revenues and optimizing operating and capital expenses. In 2006, the first impacts from the fixed-mobile integration in terms of sales and customer retention began to be seen. These were, however, offset by related costs. The next three years we expect to see a significant positive impact, with net present value of these benefits currently estimated to be around HUF 60 billion in the period of 2007-2009. The integration of our fixed and mobile businesses will particularly enhance our competitiveness in the areas of customer care and customer service, products and value propositions, back-office and supporting systems and joint network infrastructure management.

Gross additions to tangible and intangible assets

We aimed to reduce the gross additions to tangible and intangible assets to sales ratio to below 15 percent in 2006 and succeeded in meeting this target. We are targeting this ratio to fall below 14 percent in 2007 excluding potential acquisitions. We expect an increasing proportion of gross additions to relate to high-growth areas in the fixed line segment, such as Internet, broadband and data transmissions, while our mobile segment will continue the roll-out of the UMTS and HSDPA infrastructure.

According to our strategic directions we are committed to further strengthening and leveraging our presence in the South-East European region. Therefore, we are continuously seeking for further value-creating acquisition and investment targets with even larger scale.

Revenue and EBITDA targets

Based on our former outlook and market and regulatory conditions, we expected to achieve compounded average revenue growth rate of at least three percent for the period of 2006-2007. In terms of EBITDA, we targeted to maintain the 2005 reported EBITDA level in 2006. At the end of 2006, we were fully on track to meet both of these targets. Looking forward to 2007, we are targeting stable revenue and EBITDA in forint terms over 2006 reported figures.

Results of Operations—By Segment

The following table sets forth revenues, operating expenses and operating profit by segment:

	Year ended December 31,
	2003	2004	2005
	(in HUF millions)
Revenues
Hungarian Fixed line	324,552	301,743	288,050
International Fixed line	49,690	45,184	55,850
Total	374,242	346,927	343,900
Less: intra-segment revenues	(1,553)	(907)	(1,006)
Total revenue of Fixed line segment	372,689	346,020	342,894
Less: inter-segment revenues(1)	(14,034)	(11,846)	(11,832)
Fixed line revenue from external customers	358,655	334,174	331,062
Hungarian Mobile	254,141	263,023	270,362
International Mobile	31,575	33,734	42,693
Total	285,716	296,757	313,055
Less: Intra-segment revenues	(20)	(58)	(27)
Total revenue of Mobile segment	285,696	296,699	313,028
Less: inter-segment revenues(1)	(37,099)	(29,435)	(23,393)
Mobile revenue from external customers	248,597	267,264	289,635
Total revenue of the Group	607,252	601,438	620,697
Operating expenses
Hungarian Fixed line	280,462	288,682	247,751
International Fixed Line	37,924	38,156	46,783
Total	318,386	326,838	294,534
Less: intra-segment expenses	(1,552)	(907)	(1,006)
Total operating expenses of Fixed line segment	316,834	325,931	293,528
Hungarian Mobile	199,111	206,895	198,645
International Mobile	20,396	24,687	30,388
Total	219,507	231,582	229,033
Less: intra-segment expenses	(20)	(58)	(27)
Total operating expenses of Mobile segment	219,487	231,524	229,006
Less: inter-segment expenses(1)	(51,133)	(41,281)	(35,225)
Total operating expenses of the Group	485,188	516,174	487,309

	Year ended December 31,
	2003	2004	2005
	(in HUF millions)
Operating profit
Hungarian Fixed line	44,090	13,061	40,299
International Fixed line	11,765	7,028	9,067
Fixed line segment	55,855	20,089	49,366
Hungarian Mobile	55,030	56,128	71,717
International Mobile	11,179	9,047	12,305
Mobile segment	66,209	65,175	84,022
Total operating profit of the Group	122,064	85,264	133,388

(1)          Inter-segment eliminations include primarily interconnection fees between the fixed line and mobile networks.

Fixed Line Telecommunications Segment

The fixed line segment includes Magyar Telekom Plc. and its consolidated subsidiaries, other than T-Mobile Macedonia, T-Mobile Crna Gora, TMH and Westel 0660.

Revenues

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

Hungarian Fixed Line Operations

Hungarian fixed line operations include Magyar Telekom Plc. and its consolidated subsidiaries, other than TMH, Westel 0660 and our foreign subsidiaries.

The following table sets forth information regarding Hungarian fixed line revenues:

	Year ended December 31,			Year ended December 31,
	2003	2004	2005	2004/2003	2005/2004
	(in HUF millions)			(% change)
Subscriptions, connections and other charges	98,250	96,452	95,044	(1.8)	(1.5)
Outgoing domestic traffic revenues	112,227	95,160	69,996	(15.2)	(26.4)
Outgoing international traffic revenues	9,473	8,491	6,824	(10.4)	(19.6)
Total outgoing traffic revenues	121,700	103,651	76,820	(14.8)	(25.9)
Incoming domestic traffic revenues	15,365	8,192	9,712	(46.7)	18.6
Incoming international traffic revenues	13,040	9,679	8,637	(25.8)	(10.8)
Total incoming traffic revenues	28,405	17,871	18,349	(37.1)	2.7
Leased lines and data transmission	43,836	52,995	63,866	20.9	20.5
Equipment sales	2,949	3,328	3,700	12.9	11.2
Other revenues	29,412	27,446	30,271	(6.7)	10.3
Total	324,552	301,743	288,050	(7.0)	(4.5)

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

Revenues from subscriptions, connections and other charges decreased in 2004 as compared to 2003 principally as a result of lower revenue from Internet price plans as Magyar Telekom Plc. terminated the sale of 15-, 40-, 100-hour and other wholesale Internet plans on June 30, 2004. In accordance with the Electronic Communications Act, which went into effect on January 1, 2004, Magyar Telekom Plc. could no longer charge for itemized billing in 2004, which resulted in lower revenue from digifon services. Revenues from connection fees also declined mainly due to promotions given to new customers and the 50 percent decrease in business analog connection fee from June 1, 2004. The 35 percent decrease in ISDN2 connection fee effective from January 1, 2004 and lower ISDN gross additions also contributed to the decrease. As a result of successful campaigns, gross additions of analog lines increased significantly in 2004 as compared to 2003. Lower value-added services and PBX revenues at BCN Rendszerház Kft. also had negative influence on revenues from other charges.

These decreases were partly offset by business analog subscription fee increases from January 1, 2004.

Revenues from subscriptions, connections and other charges slightly decreased in 2005 as compared to 2004 due to decreased ISDN subscription fee revenues at Magyar Telekom Plc. as a result of the lower number of average ISDN connections. Amortization of deferred revenues also decreased as amortization of connection fees collected ten years ago started to run out. Lower value-added services relating to Sulinet together with decreased PBX revenues at BCN Rendszerház Kft. also reduced revenues from other charges.

These decreases were partly offset by increased other charges at Magyar Telekom Plc. attributable to higher revenues collected from subscription fees for supplementary price plans like XL and XXL.

The table below sets forth information regarding average access lines in our service areas:

	Year ended December 31,			Year ended December 31,
	2003	2004	2005	2004/2003	2005/2004
				(% change)
Average access lines in the service areas of Magyar Telekom Plc. and Emitel
Residential	2,094,971	2,078,089	2,033,397	(0.8)	(2.2)
Business	274,777	264,858	255,207	(3.6)	(3.6)
Public payphones	32,593	28,966	23,822	(11.1)	(17.8)
Total	2,402,341	2,371,913	2,312,426	(1.3)	(2.5)
ISDN channels	524,401	530,622	515,900	1.2	(2.8)
Total	2,926,742	2,902,535	2,828,326	(0.8)	(2.6)

The number of analog lines decreased in 2004 and 2005, partly as a result of migration of customers to mobile services and due to increased competition in the fixed line market. The decrease in the number of ISDN channels in 2005 was due to the popularity of other types of telecommunications connections, mainly ADSL.

Outgoing domestic traffic revenues.   Outgoing domestic traffic revenues consist of traffic charges for local and domestic long distance calls placed by our subscribers. Outgoing domestic traffic revenues are a function of rates, the total number of telephone calls, the distribution of call duration, the time of day and the mix between more costly domestic long distance calls and less expensive local calls.

The following table sets forth the total minutes of domestic telephone traffic that our Hungarian fixed line subscribers generated, including calls from the fixed line network to mobile subscribers:

	Year ended December 31,			December 31,
	2003	2004	2005	2004/2003	2005/2004
	(in thousands of minutes)			(% change)
Domestic voice traffic at Magyar Telekom Plc. and Emitel	6,078,326	5,859,967	5,126,455	(3.6)	(12.5)

Outgoing domestic traffic revenues decreased in 2004 as compared to 2003 mainly as a result of lower average per minute fees. While Magyar Telekom Plc. increased its rates on January 1, 2004, it offered several discounts to customers choosing certain price plans. At the end of December 2004, over 58 percent of Magyar Telekom Plc.’s customers chose customized price plans, the most popular of which was the Felező plans. The introduction of the XL and XXL supplementary price plans in December 2003 and in September 2004, respectively, also contributed to the decrease in outgoing domestic traffic revenues. Within domestic traffic revenues, fixed-to-mobile revenues decreased the most, mainly as we reduced our rates in this direction in September and October 2003.

Outgoing domestic traffic revenues decreased in 2005 as compared to 2004 mainly as a result of decreased fixed line usage due to mobile substitution as well as intensive competition from other fixed line operators. The proportion of calls changed unfavorably as well, as the higher priced long distance and fixed-to-mobile traffic decreased to a greater extent than local traffic. The decrease in revenue is higher than the decrease in traffic, due to lower average per minute fees. In line with the decision of the National Regulatory Authority to reduce fixed-to-mobile termination rates, we recorded a reduction in the fixed-to-mobile revenues. The price discounts included in different price plans also contributed to lower outgoing domestic traffic revenues. At the end of December 2005, approximately 66 percent of Magyar Telekom Plc.’s customers had chosen customized price plans, the most popular of which were the Felező plan with over 530,000 subscribers and the Favorit plan with approximately 325,000 customers.

Outgoing international traffic revenues.   Outgoing international traffic revenues are a function of rates and the number, duration and mix of calls to destinations outside Hungary placed by our fixed line subscribers.

The following table sets forth information concerning outgoing international traffic:

	Year ended December 31,			Year ended December 31,
	2003	2004	2005	2004/2003	2005/2004
	(in thousands of minutes)			(% change)
Outgoing international traffic at Magyar Telekom Plc. and Emitel(1)	140,738	133,773	113,315	(4.9)	(15.3)

(1)          Excludes minutes from calls placed by subscribers of other local telephone operators and mobile service providers. Our revenues relating to these calls are included in revenues from incoming domestic traffic.

In 2004 and 2005, outgoing international traffic revenues decreased primarily as a result of rate decreases due to various discounts provided to subscribers of optional price plans. The decrease also resulted from lower usage due to the relatively high number of international calls placed by mobile subscribers and the rapid growth of private leased lines.

Incoming domestic traffic revenues.   Incoming domestic traffic revenues include amounts related to domestic and international long distance services that we provide to other LTO or mobile customers. Incoming domestic traffic revenues decreased significantly in 2004 due to decreases in rates we receive from other local telephone operators and mobile service providers. The interconnection traffic through our network significantly decreased because of interconnection contracts between other local telephone operators and mobile service providers. The decrease is also attributable to the change in mix of calls in LTO direction, where the loss of traffic was the greatest in the LTO-to-mobile call direction, which has the highest per minute interconnection rate.

Incoming domestic traffic revenues increased in 2005 as compared to 2004 primarily as a result of higher LTO call origination and call termination traffic in line with the increased customer base of other fixed line service providers, partly offset by lower LRIC-based interconnection rates introduced on June 15, 2004. These increases were partly offset by decreased incoming domestic traffic revenues from mobile operators at Magyar Telekom Plc. resulting from lower traffic as well as lower interconnection rates mainly in mobile to international calls.

Incoming international traffic revenues.   Incoming international traffic revenues consist of amounts paid by foreign carriers for the use of our network to carry calls placed by their customers.

The following table sets forth information concerning incoming international traffic:

	Year ended December 31,			Year ended December 31,
	2003	2004	2005	2004/2003	2005/2004
	(in thousands of minutes)			(% change)
Incoming international traffic(1)	334,657	288,564	295,405	(13.8)	2.4

(1)          Includes minutes from calls transited by Magyar Telekom Plc. and terminating with subscribers of Magyar Telekom Plc, other local telephone operators and mobile service providers. Does not include transit traffic and other international services via Hungary.

Incoming international traffic revenues decreased in both 2004 and 2005. In 2004, the decrease is principally the result of the lower amount of international incoming traffic minutes. The decrease in incoming international traffic was more significant for mobile terminated traffic, while calls terminated in the service areas of Magyar Telekom Plc. declined to a lesser extent. Mobile service providers established their own international telecommunications connections and reduced their traffic transited through Magyar Telekom Plc. The decrease in the international incoming traffic was also due to the establishment of independent international links in the second half of 2003 by TMH that allowed TMH to independently handle international call origination and termination traffic. TMH’s international traffic data is not included in the table above, but in the revenues and traffic figures of the mobile segment. In 2005, the volume of incoming international traffic increased as the higher traffic terminated in Magyar Telekom Plc. and LTO areas was only partly offset by lower mobile terminated international traffic transited by Magyar Telekom Plc. Both in 2004 and 2005, incoming international traffic revenues were negatively affected by the appreciation of the Hungarian forint against the SDR in which international settlement payments between telecommunications providers are generally denominated. HUF/SDR average exchange rates decreased by 4.9 percent in 2004 and by 1.1 percent in 2005.

Leased line and data transmission.   Revenues from leased lines and data transmission services increased in both 2004 and 2005 as a result of significant growth in the number of Internet subscribers and ADSL customers. The proportion of higher revenue generating leased line and broadband Internet customers significantly grew within the customer base, which also contributed to the revenue growth.

	Year ended December 31,			Year ended December 31,
	2003	2004	2005	2004/2003	2005/2004
				(% change)
ADSL lines	104,240	205,886	329,314	97.5	59.9
Number of Internet subscribers
Dial-up	131,970	111,638	80,938	(15.4)	(27.5)
Leased line	950	907	751	(4.5)	(17.2)
DSL	67,886	137,910	218,954	103.1	58.8
W-LAN	621	1,153	1,467	85.7	27.2
CATV	9,253	14,412	26,425	55.8	83.4
Total	210,680	266,020	328,535	26.3	23.5

Equipment sales.   Revenues from telecommunications equipment sales increased in both 2004 and 2005 due to the higher amount of equipment sold at Magyar Telekom Plc. during marketing campaigns. In 2005, higher equipment sales revenues resulted also from increased sales of BCN Rendszerház Kft.

Other revenues.   Other revenues include construction, maintenance, cable television and miscellaneous revenues.

	Year ended December 31,			Year ended December 31,
	2003	2004	2005	2004/2003	2005/2004
				(% change)
Cable television customers	362,366	383,904	403,631	5.9	5.1

Included in other revenues in 2003 is HUF 6.0 billion in subsidies from the Universal Telecommunications Support Fund to compensate for the maintenance of low usage discount price plans provided by Magyar Telekom Plc. and Emitel, the Hungarian fixed line telecommunications service providers of the Magyar Telekom group. No such compensation was recognized in 2004 or 2005. This decrease was partly offset by the growth in cable television revenues due to an increase in the number of cable television customers as well as higher prices.

Other revenues increased in 2005 as compared to 2004 mainly as a result of growth in the number of cable television customers.

International Fixed Line Operations

The results of the international fixed line operations include Maktel, Stonebridge, Telemacedonia and the goodwill allocated to them. In 2005, these figures also include the second, third and fourth quarter results of the fixed line and the Internet operations of T-Com Crna Gora.

The following table sets forth information regarding international fixed line revenues:

	Year ended December 31,			Year ended December 31,
	2003	2004	2005	2004/2003	2005/2004
	(in HUF millions)			(% change)
Subscriptions, connections and other charges	11,535	10,578	11,513	(8.3)	8.8
Outgoing domestic traffic revenues	19,508	17,266	20,951	(11.5)	21.3
Outgoing international traffic revenues	3,631	3,769	4,317	3.8	14.5
Total outgoing traffic revenues	23,139	21,035	25,268	(9.1)	20.1
Incoming domestic traffic revenues	1,617	1,696	4,108	4.9	142.2
Incoming international traffic revenues	7,370	6,437	7,696	(12.7)	19.6
Total incoming traffic revenues	8,987	8,133	11,804	(9.5)	45.1
Leased lines and data transmission	3,644	3,691	5,453	1.3	47.7
Equipment sales	331	372	353	12.4	(5.1)
Other revenues	2,054	1,375	1,459	(33.1)	6.1
Total	49,690	45,184	55,850	(9.1)	23.6

HUF/MKD exchange rates decreased by 1.0 percent in 2004 in our Macedonian operations contributing to the revenue decrease. In 2005, total revenues from international fixed line operations decreased by 7.1 percent without the consolidation of T-Com Crna Gora, including 1.0 percent decrease due to foreign exchange movements.

Subscriptions, connections and other charges.   Revenues from subscriptions, connections and other charges decreased in 2004 primarily due to the lower average number of revenue generating analog line subscribers, partly offset by the higher average number of ISDN subscribers at Maktel. Connection fee revenues also decreased due to lower connection fees and lower analog and ISDN gross additions. Higher subscriptions, connection and other charges revenues in 2005 resulted from the additional revenues due to the consolidation of T-Com Crna Gora from the second quarter of 2005. This increase was partly offset by lower PSTN subscription fees at Maktel, reflecting the lower average number of customers and higher number of disconnected lines.

Outgoing domestic traffic revenues.   Outgoing domestic traffic revenue decreased in 2004 primarily as a result of usage decrease, partly offset by general price increases as rates rebalancing occurred in May 2003 and in July 2004 at Maktel. In 2005, outgoing domestic traffic revenues increased due to the consolidation of T-Com Crna Gora’s revenues. The increase was partly offset by lower revenues at Maktel as a result of decreased usage, partly compensated by price increases in August 2005.

Outgoing international traffic revenues.   Outgoing international traffic revenue increased at Maktel in 2004 due to higher rates resulting from the rebalancing. Higher outgoing international traffic revenue in 2005 was attributable to the inclusion of T-Com Crna Gora’s revenues, partly offset by lower revenues at Maktel, reflecting decreased volume of traffic.

Incoming domestic traffic revenues.   Incoming domestic traffic revenue increased significantly in 2005 mainly due to the consolidation of T-Com Crna Gora’s revenues. This increase was partly compensated by decreased incoming domestic traffic revenue at Maktel as a result of lower traffic from T-Mobile Macedonia and lower interconnection fees.

Incoming international traffic revenues.   Incoming international traffic revenue decreased at Maktel in 2004 mainly due to the lower average settlement rates with international telecommunications service providers. In 2005, higher revenues reflected the consolidation of T-Com Crna Gora’s revenues. This increase was mitigated by decreased incoming international revenues at Maktel as a result of lower average settlement rates and stronger MKD against the SDR.

Leased line and data transmission.   Leased line and data transmission revenues grew both in 2004 and in 2005. The increase in data transmission revenues at Maktel was due to the higher number of Internet customers, which reached 91,865 by the end of 2005 from 67,391 at the end of 2004. IP-VPN and ADSL services also contributed to the data transmission revenue growth. Leased lines revenues increased in 2004 due to leased line agreements and interconnection revenues from the second Macedonian mobile telecommunications operator, Cosmofon, from June 2003. These increases in 2004 were partly offset by decreased international leased line revenues due to the lower USD exchange rates compared to 2003 as well as the lower number of international leased line contracts in 2004. In 2005, the increase primarily resulted from the consolidation of T-Com Crna Gora’s revenues.

Equipment sales.   Revenues from telecommunications equipment sales increased in 2004 due to the higher amount of equipment sold at Maktel during marketing campaigns. In 2005, lower equipment sales revenues resulted from fewer phonesets sold and the lower average price of phonesets.

Operating Expenses

Hungarian Fixed Line Operations

The following table sets forth information regarding operating expenses of Hungarian fixed line operations:

	Year ended December 31,			Year ended December 31,
	2003	2004	2005	2004/2003	2005/2004
	(in HUF millions)			(% change)
Operating expenses:
Employee-related expenses	60,905	78,727	58,105	29.3	(26.2)
Depreciation and amortization	71,861	72,566	61,389	1.0	(15.4)
Payments to other network operators	64,484	50,348	38,884	(21.9)	(22.8)
Cost of telecomm. equipment sales	3,685	3,723	3,990	1.0	7.2
Other operating expenses—net	79,527	83,318	85,383	4.8	2.5
Total.	280,462	288,682	247,751	2.9	(14.2)

Employee-related expenses.   Employee-related expenses consist of wages and salaries, social security and other expenses. Employee-related expenses increased in 2004 mainly due to HUF 16.7 billion restructuring charges in connection with headcount reductions and organizational changes in 2005 and 2006. In addition, employee-related expenses increased in 2004 due to a 6.0 percent average wage increase at Magyar Telekom Plc. in April 2004, partly offset by a reduction in headcount.

In 2005, employee-related expenses decreased as a result of significantly lower severance provisions and expenses at Magyar Telekom Plc. as well as a decrease in average headcount. This decrease was partly offset by a 5.6 percent average wage increase for employees of Magyar Telekom Plc. in April 2005.

The average number of employees in the Hungarian fixed line operations decreased by 386 or 3.9 percent in 2004 and by 1,683 or 17.9 percent in 2005 as a result of a streamlining of the organizational structure, natural attrition and improved efficiency.

As a result of decreased headcount, the number of lines per fixed line employee at Magyar Telekom Plc. increased to 489 at the end of December 2005 compared to 365 a year earlier. By the end of February 2006, we reached our target of 500 lines per fixed line employee.

Depreciation and amortization.   Depreciation and amortization remained stable in 2004 as compared to 2003. In 2004, we incurred a HUF 5,355 million impairment loss on our tangible fixed assets, which was offset by the lower depreciation expenses resulting from the decreased fixed asset base. As a consequence of the impairment losses recorded in 2004 and scrapping of certain fixed assets in the Hungarian fixed line operations, depreciation and amortization expenses showed a decrease in 2005 as compared to 2004.

Payments to other network operators.   Payments to other network operators include amounts paid to mobile operators, other local fixed line telephone operators and to foreign telephone operators for calls terminated on their network. In 2004 and 2005, payments to both domestic and international network operators decreased. Domestic mobile outpayments decreased because of lower traffic transited through Magyar Telekom Plc. and lower fixed-to-mobile termination rates. In 2005, interconnection traffic between Magyar Telekom Plc. and the LTOs increased significantly, but the traffic increase was offset by lower LRIC-based rates. Payments to foreign network operators decreased in 2004 mainly due to lower international settlement rates as well as lower HUF/SDR exchange rates, and, to a lesser extent, to decreased international traffic. Payments to foreign network operators decreased in 2005 mainly due to lower international traffic.

Cost of telecommunications equipment sales.   Cost of telecommunications equipment sales increased both in 2004 and 2005. In 2004, the growth mainly resulted from increased sales of BCN Rendszerház Kft., while in 2005, increased cost of equipment sales at Magyar Telekom Plc. resulted from more phonesets sold as part of the Favorit campaigns.

Other operating expenses—net.   In 2004, the growth in other net operating expenses was due to higher agent commissions paid at Magyar Telekom Plc. and cable television companies, higher marketing expenses as well as higher consulting fees. Subcontractor’s fees also increased as a result of increased outpayments related to Drop Charge (dial-in information services) at Magyar Telekom Plc. These increases were partly offset by the discontinuation of contribution obligations to the Universal Telecommunications Support Fund. In 2005, other net operating expenses increased due to higher subcontractor’s fees at Magyar Telekom Plc. as a result of increased commissions related to price plans sold both in LTOs’ and Magyar Telekom Plc.’s service areas.

In 2005, other expenses include HUF 1,344 million paid under two consulting contracts entered into by Magyar Telekom Plc., as to which it has not been able to obtain sufficient evidence that it or its subsidiaries received adequate value. This amount also includes the tax implications of the payments as well. See “Item 15—Controls and Procedures”.

International Fixed Line Operations

The following table sets forth information regarding operating expenses of international fixed line operations:

	Year ended December 31,			Year ended December 31,
	2003	2004	2005	2004/2003	2005/2004
	(in HUF millions)			(% change)
Operating expenses:
Employee-related expenses	7,468	10,495	11,609	40.5	10.6
Depreciation and amortization	9,744	9,095	10,505	(6.7)	15.5
Payments to other network operators	10,661	10,353	12,051	(2.9)	16.4
Cost of telecomm. equipment sales	302	344	377	13.9	9.6
Other operating expenses—net	9,749	7,869	12,241	(19.3)	55.6
Total	37,924	38,156	46,783	0.6	22.6

In 2004, HUF/MKD exchange rates decreased by 1.0 percent in our Macedonian operations, partly offsetting the increase in operating expenses. In 2005, total operating expenses from international fixed line operations decreased by 12.3 percent without the consolidation of T-Com Crna Gora, including 1.0 percent decrease due to foreign exchange movements.

Employee-related expenses.   Employee-related expenses increased both in 2004 and in 2005. In 2004, higher employee-related expenses resulted mainly from increased termination payments at Maktel. As part of the headcount rationalization, HUF 3.3 billion severance expense was recorded in 2004. In 2005, higher employee-related expenses show the consolidation of T-Com Crna Gora’s expenses, which were partly offset by decreased severance provisions and expenses at Maktel.

The number of employees in the international fixed line operations decreased by 618 or 16.9 percent in 2004. In 2005, the headcount in the international fixed line operations increased by 124 or 4.1 percent due to the inclusion of T-Com Crna Gora.

Depreciation and amortization.   Depreciation and amortization expense decreased in 2004 due to the lower fixed asset base of Maktel. In 2005, higher depreciation and amortization expenses reflect the consolidation of T-Com Crna Gora’s expenses. This increase was partly compensated by lower expenses at Maktel because of the cessation of goodwill amortization from January 1, 2005.

Payments to other network operators.   Payments to other network operators at Maktel decreased in 2004 as a result of lower international outpayments due to decreased outgoing minutes, lower international average settlement rates as well as the lower MKD/SDR exchange rate. Payments to other network operators increased in 2005 due to the inclusion of T-Com Crna Gora’s expenses. This increase was partly offset by decreased payments at Maktel to T-Mobile Macedonia due to lower volume of traffic, which was partly compensated by increased outpayments to the second mobile telecommunications service provider, Cosmofon, as a result of its increased mobile subscriber base. Lower international outpayments at Maktel were due to decreased traffic and the stronger MKD against the SDR.

Other operating expenses—net.   Other operating expenses showed a decrease in 2004 reflecting the successful cost cutting efforts at Maktel. In 2005, the significant increase is mainly due to the consolidation of T-Com Crna Gora’s expenses. In 2005, other expenses include HUF 144 million paid under a consulting contract entered into by T-Com Crna Gora, as to which the Company has not been able to obtain sufficient evidence that it or its subsidiaries received adequate value. This amount also includes the tax implications of the payments as well. See “Item 15—Controls and Procedures”.

Operating Profit

Hungarian Fixed Line Operations

The following table sets forth information concerning operating profit and operating margin for the Hungarian fixed line operations:

	Year ended December 31,			Year ended December 31,
	2003	2004	2005	2004/2003	2005/2004
				(% change)
Operating profit (in HUF millions)	44,090	13,061	40,299	(70.4)	208.5
Operating margin (%)(1)	13.6	4.3	14.0	n.a.	n.a.

(1)          Operating margin is the ratio of operating profit to revenue, expressed as a percentage.

In 2004, operating profit decreased significantly, by 70.4 percent, mainly as a result of the HUF 16.7 billion restructuring charges recorded in 2004 for the severance payments expected to be made in 2005 and 2006, impairment losses incurred in 2004 and lower revenues from fixed line telecommunications services. In 2005, operating profit significantly increased by 208.5 percent mainly as a result of decreased severance provisions and expenses, lower payments to other network operators and lower amount of depreciation and amortization. These favorable movements were partly offset by lower traffic revenues and increased other operating expenses.

International Fixed Line Operations

The following table sets forth information concerning operating profit and operating margin for the International fixed line operations:

	Year ended December 31,			Year ended December 31,
	2003	2004	2005	2004/2003	2005/2004
				(% change)
Operating profit (in HUF millions)	11,765	7,028	9,067	(40.3)	29.0
Operating margin (%)(1)	23.7	15.6	16.2	n.a.	n.a.

(1)          Operating margin is the ratio of operating profit to revenue, expressed as a percentage.

Operating profit decreased by 40.3 percent in 2004 mainly due to the significant increase in employee-related expenses and decrease in revenues. Operating profit increased by 29 percent in 2005 as the increase in total revenues was higher than the increase in total operating expenses due to the consolidation of T-Com Crna Gora.

Mobile Telecommunications Segment

Mobile telecommunications segment includes TMH, Westel 0660, T-Mobile Macedonia and T-Mobile Crna Gora.

Revenues

Revenues from the mobile telecommunications segment consist of one-time connection fees, monthly subscription fees (only payable by postpaid customers), traffic charges, including fees for enhanced services, and equipment sales.

Hungarian Mobile Operations

The results of the Hungarian mobile operations include Westel 0660 (until June 30, 2003), TMH and the goodwill allocated to these operations.

The following table sets forth information regarding revenues from Hungarian mobile operations:

	Year ended December 31,			Year ended December 31,
	2003	2004	2005	2004/2003	2005/2004
	(in HUF millions)			(% change)
Network usage and access	203,251	208,918	211,993	2.8	1.5
Enhanced services	25,262	28,684	34,656	13.5	20.8
Equipment sales	21,742	22,965	21,021	5.6	(8.5)
Activation fees	832	676	697	(18.8)	3.1
Other revenues	3,054	1,780	1,995	(41.7)	12.1
Total	254,141	263,023	270,362	3.5	2.8

The following table provides information concerning subscribers of mobile telecommunications services and monthly usage of the network at TMH:

	Year ended December 31,			Year ended December 31,
	2003	2004	2005	2004/2003	2005/2004
				(% change)
Average number of subscribers
TMH	3,517,592	3,906,319	4,077,521	11.1	4.4
Westel 0660	8,948	n.a.	n.a.	n.a.	n.a.
Average monthly usage per
TMH subscriber (minutes)	114	115	127	0.9	10.4
ARPU in HUF
TMH subscriber	5,261	4,945	4,917	(6.0)	(0.6)
Postpaid TMH subscriber	12,806	11,828	11,007	(7.6)	(6.9)
Prepaid TMH subscriber	2,684	2,380	2,287	(11.3)	(3.9)
Enhanced services within ARPU in HUF	585	612	706	4.6	15.4
Average subscriber acquisition cost (“SAC”) per customer in HUF	12,353	10,275	7,062	(16.8)	(31.3)

Network usage and access.   Revenues from network usage and access increased in 2004 principally as a result of the growth in the number of subscribers. Revenues from network usage and access increased in 2005 as well principally as a result of the growth in the average monthly usage per subscriber, and, to a lesser extent, due to the higher number of subscribers. The average number of TMH subscribers grew by 11.1 percent in 2004 and 4.4 percent in 2005. TMH continuously monitors its churn rates and proactively offers tailor-made discounts to retain valuable customers. While the penetration growth of mobile customers has slowed down in Hungary, TMH maintained its leading position with a 45 percent market share at December 31, 2005.

Prepaid customers represented 68.4 percent of total TMH customers at December 31, 2005 as compared to 71.1 percent at the end of 2004. The proportion of prepaid customers decreased as many of them migrated to more favorable, for example flat rate, postpaid price plans.

TMH’s average usage per customer per month measured in MOU increased by 10.4 percent from 115 minutes in 2004 to 127 minutes in 2005. The ARPU slightly decreased from HUF 4,945 in 2004 to HUF 4,917 in 2005 as the proportion of calls within the TMH network with lower per minute fees increased.

The increase in revenue was partly offset by the decrease in fixed-to-mobile termination fees. Pursuant to the relevant provisions of Decree 9/2003 and Decree 10/2003, issued by the Ministry of Informatics and Communications at the end of June 2003 and also in accordance with the decision of the Telecommunications Arbitration Council published on July 8, 2003 with regards to the regulation of interconnect charges applicable by TMH for fixed-to-mobile calls terminating on its network, the relevant interconnect charges were required to be reduced by 10 percent from September 1, 2003. In May 2004, the NCA ordered TMH to further reduce its interconnection fees by an average of 8.8 percent from June 15, 2004. In August 2005, a further NCA decree was released, which resulted in additional decrease in fixed-to-mobile termination rates with a retroactive effect from May 25, 2005.

Enhanced services.   Within the mobile telecommunications services, enhanced services show the highest increase, with 13.5 percent growth in 2004 and 20.8 percent growth in 2005 at TMH. Enhanced services represented approximately 13 percent of TMH’s total revenues in 2005. This revenue is primarily from fees charged for short message services and multimedia messaging services. The strong revenue growth in 2005 is due to the increasing proportion of content messages with higher rates, and also due to higher access (data, Internet, GPRS, etc.) revenues.

Equipment sales.   Equipment sales increased in 2004 in the Hungarian mobile operation due to higher upgrade revenues and higher average sales price of phonesets, partly offset by the lower number of gross additions. Upgrade revenues and average sales prices of phonesets increased in 2004, as customers were purchasing mobile phones equipped with more functions. In 2005, the decrease in equipment sales revenue reflects the lower average price of phonesets, which was partly compensated by higher gross additions to customers as well as a higher number of phoneset upgrades.

Average acquisition cost per customer fell by 31.3 percent to HUF 7,062 in 2005 from HUF 10,275 a year earlier at TMH. When calculating subscriber acquisition cost, TMH includes the connection margin (activation fee less the SIM card cost), the sales related equipment subsidy and agent fee.

International Mobile Operations

The results of the international mobile operations include T-Mobile Macedonia and the goodwill and the related amortization allocated to it. In 2005, these figures also include the second, third and fourth quarter results of T-Mobile Crna Gora, the mobile subsidiary of Crnogorski Telekom.

The following table sets forth information regarding international mobile revenues:

	Year ended December 31,			Year ended December 31,
	2003	2004	2005	2004/2003	2005/2004
	(in HUF millions)			(% change)
Network usage and access	26,231	27,417	36,088	4.5	31.6
Enhanced services	2,803	3,309	4,196	18.1	26.8
Equipment sales	1,408	2,062	1,843	46.4	(10.6)
Activation fees	774	201	149	(74.0)	(25.9)
Other revenues	359	745	417	107.5	(44.0)
Total	31,575	33,734	42,693	6.8	26.6

The following table provides information concerning subscribers of mobile telecommunications services and monthly usage of the network at T-Mobile Macedonia:

	Year ended December 31,			Year ended December 31,
	2003	2004	2005	2004/2003	2005/2004
				(% change)
Average number of subscribers	423,618	629,844	809,691	48.7	28.6
Average monthly usage per T-Mobile Macedonia subscriber (minutes)	84	66	63	(21.4)	(4.5)
ARPU in HUF	5,264	3,804	3,065	(27.7)	(19.4)

In 2004, MKD/HUF exchange rates decreased by 1.0 percent in our Macedonian operations, partly offsetting the revenue increase. In 2005, total revenues from international mobile operations increased by 1.6 percent without the consolidation of T-Mobile Crna Gora, partly offset by a 1.0 percent decrease due to foreign exchange movements.

Network usage and access.   Revenues of the Macedonian mobile operations increased both in 2004 and 2005 mainly as a result of the higher number of subscribers. Within the mobile subscriber base, prepaid subscribers represented approximately 84 percent of total mobile customers at the end of 2005.

The revenue effect of the increase in the number of mobile subscribers was partly offset by lower MOU and lower rates. T-Mobile Macedonia’s MOU decreased by 4.5 percent from 66 minutes in 2004 to 63 minutes in 2005. The ARPU decreased from HUF 3,804 in 2004 to HUF 3,065 in 2005 as a result of lower traffic fees. In 2005, the revenue increase was also negatively affected by the strengthening of HUF against the MKD.

Enhanced services.   Enhanced services increased over the period due to the increased usage of value added services.

Equipment sales.   Equipment sales revenue of the Macedonian mobile operations increased in 2004 primarily as a result of higher gross additions and higher average price of mobile handsets. Equipment sales revenue decreased in 2005 due to the lower average price of mobile handsets, partly offset by higher gross additions.

In 2005, the acquisition of T-Mobile Crna Gora had positive impact on the results of the international mobile operations with total stand-alone nine months revenues of HUF 8.8 billion and an operating profit of HUF 1.4 billion. T-Mobile Crna Gora had 208,094 subscribers and a 42.7 percent market share in the Montenegrin mobile market at the end of December 2005.

Operating Expenses

Hungarian Mobile Operations

The following table sets forth information regarding operating expenses for the Hungarian mobile operations:

	Year ended December 31,			Year ended December 31,
	2003	2004	2005	2004/2003	2005/2004
	(in HUF millions)			(% change)
Operating expenses:
Employee-related expenses	18,552	18,708	20,540	0.8	9.8
Depreciation and amortization	39,895	47,571	33,897	19.2	(28.7)
Payments to other network operators	50,555	57,361	60,667	13.5	5.8
Cost of telecomm. equipment sales	34,613	34,172	29,548	(1.3)	(13.5)
Other operating expenses—net	55,496	49,083	53,993	(11.6)	10.0
Total	199,111	206,895	198,645	3.9	(4.0)

Employee-related expenses.   Employee-related expenses slightly increased in 2004 principally as a result of nominal increase in wages. In 2005, higher employee-related expenses were primarily attributable to increased wages and welfare expenses.

Depreciation and amortization.   Depreciation and amortization expenses increased in 2004 mainly due to the impairment of the Westel brand name. Following the decision to rebrand Westel to TMH, the total net book value of Westel brand name was impaired during 2004 resulting in a HUF 4,426 million additional amortization charge. The increase was also due to higher software gross book value and the resulting higher software amortization expense at TMH.

In accordance with the IFRS 3 standard, goodwill relating to acquisitions after March 31, 2004 was not amortized and the amortization of the existing goodwill was discontinued from January 1, 2005 which caused a HUF 9,540 million decrease in 2005. In 2005, the decrease was also due to the impairment on the Westel brand name booked in 2004.

Payments to other network operators.   Payments to other network operators include amounts paid by TMH to other mobile telephone operators and to the fixed line telephone operators as well as to the foreign mobile telephone operators for terminating their calls. Payments to other network operators increased in both 2004 and 2005 as a result of the higher mobile penetration and increased traffic. The increase in 2005 was partly offset by lower international roaming outpayments as a result of favorable agreements concluded with other mobile operators, mainly with other T-Mobile companies.

Cost of telecommunications equipment sales.   Cost of telecommunications equipment sales decreased both in 2004 and 2005. In 2004, cost of telecommunications equipment sales decreased due to lower gross additions at TMH, partly offset by the higher amount of upgrade cost and the higher average cost of phonesets. Lower cost in 2005 mainly resulted from lower average cost of phonesets at TMH, as a result of the development of a central procurement process within the DT Group.

Other operating expenses—net.   Other net operating expenses decreased in 2004 due to lower agency fees and due to the impact of the provision made for a potential tax penalty in connection with the allocation of local taxes in 2003. Further decrease resulted from the discontinuation of contribution obligations to the Universal Telecommunications Support Fund.

In 2005, other net operating expenses showed an increase mainly resulting from higher agency fees due to higher commissions paid for new subscribers in line with higher gross additions to subscribers.

International Mobile Operations

The following table sets forth information regarding operating expenses for the international mobile operations:

	Year ended December 31,			Year ended December 31,
	2003	2004	2005	2004/2003	2005/2004
	(in HUF millions)			(% change)
Operating expenses:
Employee-related expenses.	1,461	1,657	2,582	13.4	55.8
Depreciation and amortization	6,834	8,434	8,894	23.4	5.5
Payments to other network operators	2,910	3,403	5,029	16.9	47.8
Cost of telecomm. equipment sales	2,484	3,227	3,522	29.9	9.1
Other operating expenses—net	6,707	7,966	10,361	18.8	30.1
Total	20,396	24,687	30,388	21.0	23.1

In 2004, HUF/MKD exchange rates decreased by 1.0 percent in our Macedonian operations, partly offsetting the increase in operating expenses. In 2005, total operating expenses from international mobile operations decreased by 7.5 percent without the consolidation of T-Mobile Crna Gora, including 1.0 percent decrease due to foreign exchange movements.

Employee-related expenses.   Employee-related expenses increased in 2004 principally as a result of the higher number of employees and nominal increase in wages at T-Mobile Macedonia. The strong increase in 2005 shows the impact of the inclusion of T-Mobile Crna Gora’s expenses.

Depreciation and amortization.   Depreciation and amortization expenses increased significantly in 2004 mainly as a result of the acceleration of depreciation of certain fixed assets following the revision of useful lives in May 2003 at T-Mobile Macedonia. In 2005, the consolidation effect of T-Mobile Crna Gora’s expenses was largely compensated by lower depreciation and amortization expenses at T-Mobile Macedonia reflecting the cessation of goodwill amortization from January 1, 2005.

Payments to other network operators.   Payments to other network operators increased both in 2004 and 2005. In 2004, the increase in T-Mobile Macedonia’s domestic outpayments was due to the entry of the second Macedonian mobile operator, Cosmofon in June 2003, partly offset by lower international outpayments resulting from decreased outgoing minutes, lower international average settlement rates as well as the lower MKD/SDR exchange rate. Higher outpayments in 2005 primarily resulted from the consolidation of T-Mobile Crna Gora’s expenses. The increase was also due to T-Mobile Macedonia’s higher outpayments to Cosmofon in line with its increased subscriber base.

Cost of telecommunications equipment sales.   Cost of telecommunications equipment sales increased in 2004 owing to higher gross additions at T-Mobile Macedonia, partly offset by the lower average cost of phonesets. In 2005, cost of telecommunications equipment sales increased as a result of the inclusion of T-Mobile Crna Gora’s expenses, partly offset by lower average cost of phonesets at T-Mobile Macedonia.

Other operating expense—net.   Other net operating expenses increased in 2004 principally due to increased agency fees in line with higher gross additions at T-Mobile Macedonia as well as higher concession fees relating to annual radio frequency fees. Higher other expenses in 2005 mainly resulted from the consolidation of T-Mobile Crna Gora’s expenses. In 2005, other expenses include HUF 571 million paid under a consulting contract entered into by T-Mobile Crna Gora, as to which the Company has not been able to obtain sufficient evidence that it or its subsidiaries received adequate value. This amount also includes the tax implications of the payments as well. See “Item 15—Controls and Procedures”.

Operating Profit

Hungarian Mobile Operations

The following table sets forth information concerning operating profit and operating margin for the Hungarian mobile operations:

	Year ended December 31,			Year ended December 31,
	2003	2004	2005	2004/2003	2005/2004
				(% change)
Operating profit (in HUF millions)	55,030	56,128	71,717	2.0	27.8
Operating margin (%)(1)	21.7	21.3	26.5	n.a.	n.a.

(1)          Operating margin is the ratio of operating profit to revenue, expressed as a percentage.

Operating profit increased by 2.0 percent in 2004 as the increase in total revenues exceeded the increase in total operating expenses. Operating profit increased by 27.8 percent in 2005 mainly due to the significant decrease in depreciation charges resulting from the discontinuation of the goodwill amortization (HUF 9,540 million) and the impairment on the Westel brand name (HUF 4,426 million) in 2004. Cost of equipment sales also decreased in 2005 due to the central procurement process within Deutsche Telekom Group. In addition, revenues from Hungarian mobile operations increased by HUF 7,339 million in 2005.

International Mobile Operations

The following table sets forth information concerning operating profit and operating margin for the international mobile operations:

	Year ended December 31,			Year ended December 31,
	2003	2004	2005	2004/2003	2005/2004
				(% change)
Operating profit (in HUF millions)	11,179	9,047	12,305	(19.1)	36.0
Operating margin (%)(1)	35.4	26.8	28.8	n.a.	n.a.

(1)          Operating margin is the ratio of operating profit to revenue, expressed as a percentage.

Operating profit decreased by 19.1 percent in 2004 primarily due to higher depreciation and amortization expenses and the increase in other net operating expenses. Operating profit increased by 36 percent in 2005 because total revenues increased at a higher rate than total operating expenses. The consolidation of Crnogorski Telekom also contributed to the increase in operating profit in 2005.

Net Financial Expenses—Total

The following table sets forth information concerning net financial expenses:

	Year ended December 31,			Year ended December 31,
	2003	2004	2005	2004/2003	2005/2004
	(in HUF millions)			(% change)
Interest expense:
Hungarian forint	21,315	34,611	31,218	62.4	(9.8)
Foreign currency	4,469	120	122	(97.3)	1.7
(Gains)/losses on derivatives	972	(647)	—	n.m.	n.a.
Net foreign exchange losses/(gains)	8,799	523	(1,014)	(94.1)	n.m.
Other financial expenses	5,364	3,183	3,157	(40.7)	(0.8)
Total financial expenses	40,919	37,790	33,483	(7.6)	(11.4)
Interest capitalized	(41)	—	—	n.a.	n.a.
Interest and other financial income	(876)	(1,644)	(2,195)	87.7	33.5
	40,002	36,146	31,288	(9.6)	(13.4)

Net financial expenses decreased in 2004 mainly as a result of a decrease in net foreign exchange loss. This change in net foreign exchange loss resulted primarily from a significant decrease of the average foreign exchange loan balance and the appreciation of the Hungarian forint throughout the year. Other financial expenses also showed a decrease reflecting a one-time prepayment penalty relating to the European Investment Bank (“EIB”) loan in 2003. We prepaid our foreign currency denominated EIB loans in the fourth quarter of 2003 and refinanced them with Hungarian forint denominated loans. The prepayment was subject to prepayment penalty of EUR 3.65 million and USD 3.13 million. These decreases were partly offset by higher interest expenses resulting from the higher proportion of Hungarian forint denominated loans in our debt portfolio, which led to a higher average interest rate.

Net financial expenses decreased in 2005 primarily as a result of a significant decrease in HUF interest expenses due to lower average HUF interest rates. In addition, the lower expenses were driven by the higher foreign exchange gain at Maktel as a result of the weakening of MKD against the USD, in which the majority of its foreign currency cash and receivables are denominated. Interest income increased at Maktel as it held higher amounts of cash and deposits in banks at longer maturities.

See Notes 3, 16 and 17 to the consolidated financial statements for certain quantitative and qualitative information about financial instruments.

Income Tax—Total

The following table sets forth information concerning our income tax expense:

	Year ended December 31,			Year ended December 31,
	2003	2004	2005	2004/2003	2005/2004
	(in HUF millions)			(% change)
Income tax expense(1)	13,517	7,687	13,511	(43.1)	75.8

(1)          Due to a change in IFRS rules, we report income tax without the taxation charge on the share of associate’s results (the 2003 and 2004 comparative figures were revised accordingly).

Magyar Telekom Plc. qualified for a reduction in corporate income tax for a period of ten years ending in 2003. In 2003, the Company’s corporate tax payable was reduced by 60 percent to 7.2 percent, subject to the Company meeting certain conditions.

In December 2003, the Hungarian Parliament passed a new tax law in which the general corporate tax rate was reduced from 18 percent to 16 percent from January 2004. Deferred tax balances of the Hungarian members of the Group were amended accordingly at the end of 2003.

Deferred taxes have been recognized for temporary differences arising on the valuation of investments (mainly currency differences) in subsidiaries and associates in the parent companies’ books as required by IAS 12.

Deferred tax assets are recognized for tax loss carry forwards only to the extent that realization of the related tax benefit is probable. Recognized tax losses of HUF 2,718 million will expire in 2006, HUF 2,435 million in 2007 and HUF 1,517 million in 2008. The remaining balance of the recognized tax losses of HUF 31,755 million is not subject to statutory limitations.

In order to increase broadband Internet penetration in Hungary, the Hungarian Government decided that companies investing over HUF 100 million in broadband assets (e.g. DSL lines) from 2003 can apply for a corporate tax reduction. The potential reduction of the corporate tax charge is defined as a percentage of the companies’ capital investment in broadband assets.

As the recoverability of these investment tax credits was uncertain in 2003, no deferred tax asset was recognized in 2003. Due to the change of the assessment of the recoverability, we recognized a deferred tax asset of HUF 6,849 million in 2004 (HUF 3,879 million related to 2004 and HUF 2,970 million related to 2003). As these investment tax credits are essentially governmental grants, we recognized the deferred tax asset against the cost of the related investment. If the tax credits are not utilized in the year when earned, the amount of tax credits carried forward can be utilized at a higher amount as the Government allows the outstanding amounts to be accreted. This accretion is recognized as an increase in the deferred tax asset against a reduction in the income tax expense.

For more details on the tax credits, see Note 26 to the consolidated financial statements.

Income tax expense decreased in 2004 as compared to 2003, mainly because of the lower pre-tax profit. In addition, the change in the income tax rate from 18 percent to 16 percent in 2004 also contributed to the decrease in the income tax expense.

Income tax expense increased in 2005 as a result of the significantly higher profit before tax at almost all members of the Group. The lower effective tax rate in 2005 (13.2 percent compared to 15.1 percent in 2004) was mostly due to the compounding of the tax credit carried forward related to the Hungarian broadband investments, which resulted in tax credits with no impact on profit before tax. In addition, the higher amount of other income related to the rebranding, which is not taxable, also contributed to the lower effective tax rate.

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

For a list of our critical accounting policies and assumptions, see Note 2 (x) to the consolidated financial statements. For a discussion about the differences between our IFRS and U.S. GAAP accounting policies, see Note 34 to the consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow analysis

The following table sets forth information concerning our cashflows:

	Year ended December 31,
	2003	2004	2005
	(in HUF millions)
Net cashflows:
From operating activities	198,116	189,751	201,336
From investing activities	(94,701)	(100,787)	(131,566)
From financing activities	(92,035)	(72,095)	(61,848)
Effect of foreign exchange rate changes on cash and cash equivalents	1,901	(2,122)	1,259
Change in cash and cash equivalents	13,281	14,747	9,181
Cash and cash equivalents, beginning of year	8,851	22,132	36,879
Cash and cash equivalents, end of year	22,132	36,879	46,060

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

Net cashflows from operating activities increased by HUF 11,585 million in 2005 as compared to 2004. Income tax paid decreased by HUF 6,377 million, cash generated from operations increased by HUF 2,256 million and the amount of interest paid decreased by HUF 2,952 million.

Net Cashflows from Investing Activities.   Net cashflows from investing activities are primarily driven by capital expenditures and acquisitions of businesses. In 2004, the HUF 13,726 million increase in capital expenditures represents mainly TMH’s payment of the first installment of the UMTS license fee. HUF 17,273 million spent on purchase of subsidiaries and business units represents our acquisition of an additional 3.05 percent stake in Stonebridge in July 2004 and a further 7.44 percent stake in October 2004 as well as the acquisition of a 49 percent stake in T-Systems Hungary. In 2005, cash spent on purchase of subsidiaries increased significantly as compared to 2004 due to the acquisition a total share of 76.53 percent in Crnogorski Telekom. Purchase of tangible and intangible assets were HUF 90,788 million in 2003 and HUF 91,748 million in 2004 and HUF 103,587 million in 2005.

Net Cashflows from Financing Activities.   Net cashflows from financing activities primarily relate to our borrowing activities and dividend payment.

We had a net repayment of loans of HUF 68,526 million in 2003 and received net proceeds from loans of HUF 6,199 million in 2004 to finance the payment of higher dividends. In 2004, we paid dividends to shareholders in an amount of HUF 78,294 million compared to HUF 23,507 million in 2003. This significant growth is primarily due to the increase in dividend per share from HUF 18 for the year 2002 to

HUF 70 for the year 2003. In 2005, we received net proceeds from loans in an amount of HUF 20,734 million. The increase in borrowings is mainly due to financing the acquisition of Crnogorski Telekom. In 2005, we paid dividends to shareholders in an amount of HUF 84,551 million. The increase in dividends paid as compared to 2004 is primarily due to the higher amount of dividends paid to minority shareholders of Maktel in 2005.

We carry indebtedness at a level we consider appropriate based on a number of factors, including cash flow expectations (i.e., cash requirements for ongoing operation, investment plans), expectations of investors, analysts, rating agencies and the overall cost of capital. We announced a definite dividend policy in 2003, according to which the net debt ratio is to be kept between 30 to 40 percent. Under the new dividend policy, we paid an amount of HUF 70 dividend per share in 2005 and 2004 (based on the results of financial years 2004 and 2003 respectively) to maintain the net debt ratio in the target range. Our net debt ratio was 33.2 percent at December 31, 2005. Future dividend payment will be determined by the new dividend policy and will depend on our cashflow generation and potential acquisition opportunities.

For a discussion of our financial instruments, loans and other borrowings, see Notes 3, 16 and 17 to our consolidated financial statements.

In our Hungarian fixed line and mobile operations, our operating revenues and expenses are denominated almost entirely in Hungarian forints. Amounts payable to and receivable from other international carriers, which are denominated in a basket of currencies known as SDRs, are netted against one another and settled primarily in U.S. dollars and euros. Capital expenditures are denominated partly in foreign currencies, principally U.S. dollars and euros.

We hedge against foreign exchange and interest rate risk associated with our loan portfolio. At December 31, 2005, the loans were almost 100 percent denominated in HUF, thus the foreign exchange risk of the loan portfolio is naturally hedged by the HUF-denominated revenues. In 2005, the HUF interest rates started to decline gradually from a very high basis. The volatility and the risk of the Hungarian currency are still relatively high, and we expect them to become higher in the near future due to unfavourable macroeconomic conditions.

At December 31, 2005, 75.4 percent of the loan portfolio bore fixed interest rates - these are mainly the medium and long-term elements of the portfolio - while 24.6 percent of the loan portfolio was subject to variable interest rates. Short-term loans are partially taken to manage liquidity peaks and their variable rates are based on Budapest Interbank Offered Rate (“BUBOR”). Taking into consideration HUF interest rate volatility, we follow the approach of balancing the fixed and variable interest rate elements in our loan portfolio (at the end of January 2006, a variable interest rate EIB project financing loan through DeTe Finance was drawn down, which pushed down the fixed rate element of the portfolio close to 50 percent).

We do not have any legal or economic restrictions on the ability of our subsidiaries to transfer funds to the Company in forms of cash dividends, loans or advances.

Our liquidity needs are primarily covered by our free cash flows. Liquidity peaks are financed from current account overdrafts and bilateral shelf facilities. The total available current account overdrafts at the end of 2005 amounted HUF 7,918 million. The total committed shelf facilities from the Hungarian market amount to HUF 100,525 million, out of which HUF 45,559 million was available at the end of 2005. We also have a EUR 50 million shelf facility with Deutsche Telekom, which functions as a safety net for potential liquidity peaks and has not been drawn since its signing on April 16, 2004.

We have uncommitted lines at Hungarian banks in the amount of around HUF 15 billion, which can be drawn for a maximum period of 90 days. Since these are non-committed lines, we do not rely on them when managing liquidity, however they are used when the liquidity need is only short-term. At the end of 2005, no amount was drawn from these facilities.

	Amount of the facility	Drawn at the end of 2005	Available at the end of 2005
	(in HUF millions)
Current account overdrafts	7,990	72	7,918
Bilateral loans	100,525	54,966	45,559
DT shelf facility	12,636	—	12,636
Total credit lines	121,151	55,038	66,113
Total uncommitted lines	15,150	—	15,150
Total lines for liquidity purposes	136,301	55,038	81,263

The current amount and structure of the shelf facilities described above is sufficient, and for the purposes of liquidity management, we believe that there is no need to establish new facilities.

	Maturity structure
	2006	2007	2008	2009	2010
	(in HUF millions)
Current account overdrafts	7,990	—	—	—	—
Bilateral loans	66,725	21,800	5,000	3,000	4,000
DT shelf facility	—	12,636	—	—	—
Total credit lines	74,715	34,436	5,000	3,000	4,000

Deutsche Telekom is ready to finance our major financing needs (such as refinancing or financing acquisitions) through the international capital markets and it passes the conditions of the loans on an arms length basis to Magyar Telekom. Should this financing source cease to become available in the future, we plan to raise funds from the Hungarian syndicated loan market and from the Hungarian capital markets. Our financial position is quite strong in the Hungarian markets therefore we expect to be able to obtain financing at favourable terms from these markets. In addition, we have access to the international bank and capital markets.

Our ordinary shares are listed on the Budapest Stock Exchange (“BSE”) and the American Depositary Shares, each representing five of our ordinary shares, are listed on the New York Stock Exchange (“NYSE”). We had 2,456,659 treasury shares at December 31, 2005. These shares are maintained to hedge and finance exercises of share options under the management share option plan launched in 2002. No issuance is likely in the foreseeable future.

For additional information about market risk sensitive instruments, see Notes 3, 16 and 17 to the consolidated financial statements.

Credit rating

In 2000, we requested both Moody’s Investors Services (“Moody’s”) and Standard & Poor’s Ratings Services (“S&P”) to initiate rating coverage.

Our initial credit rating assigned by Moody’s for the long-term senior unsecured foreign and domestic currency obligations, announced on November 14, 2000, was Baa1, with a stable outlook.

On December 7, 2000, S&P announced a local currency credit rating of A- with a negative outlook, and a foreign currency corporate credit rating of BBB+ with a positive outlook. The local currency rating took into account the DT influence, whereas for the foreign currency rating, the positive outlook of the Hungarian sovereign. On January 3, 2001, S&P raised our long-term foreign currency corporate rating to A- in line with the Hungarian sovereign, and revised from the positive outlook to negative. The rating actions reflected the upgrade of the long-term foreign currency issuer credit rating of Hungary.

On February 25, 2002, both Moody’s and S&P put DT on a negative watch and stated a possible one-notch downgrade of DT due to its need to reduce debt and doubts over its asset sales. Following this step, S&P placed us on a negative watch as well, quoting the correlation with DT as the sole rationale for a possible downgrade, while emphasizing our satisfactory performance.

Our credit rating was lowered to BBB+ by S&P in April 2002, because of the downgrade of DT. S&P sees us as a strategic investment of DT; therefore, it is very likely that our S&P rating will move in parallel with that of DT’s in the future as well. Moody’s, however, maintained our credit rating, while lowering DT’s rating in January 2003.

Both agencies downgraded DT’s credit ratings because it had substantially increased its outstanding debt to finance acquisitions and investments. DT was committed to an ongoing debt reduction, and during 2003 it made substantial efforts to reduce its net debt level and, as a result, its financial position has been significantly improved. Its rating was affirmed by S&P in July 2003 with a stable outlook, while Moody’s upgraded DT’s credit rating from Baa2 to Baa1 in 2004.

In 2003 and 2004, no action relating to our rating took place, and both S&P and Moody’s affirmed our previous credit rating. In 2003, our rating by Moody’s was Baa1, which was one notch better than that of DT. In 2004, Moody’s upgraded DT’s credit rating, therefore at the end of 2004, our ratings became same as that of DT: Baa1 (Moody’s) and BBB+ (S&P).

In March 2005, S&P upgraded our rating from BBB+ to A- with a stable outlook following a similar upgrade of DT and in June 2005, Moody’s upgraded DT’s credit rating by one notch to A3, while confirming our Baa1 credit rating.

On September 11, 2006 S&P revised our outlook from stable to negative, while affirming the A- rating. The move followed the outlook revision of DT.

Off-balance sheet arrangements

We do not have any off-balance sheet arrangements (including contingent liabilities, guarantees, etc.) that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. We do not participate in, nor secure, financings for any unconsolidated, limited purpose entities.

Tabular disclosure of contractual obligations

Our contractual obligations, including commitments for future payments under non-cancelable lease arrangements and short- and long-term debt arrangements, are summarized below and are disclosed in more details in Notes 17 and 29 to our consolidated financial statements. Amounts disclosed as purchase obligations represent long-term commitments under outsourcing contracts, commitments towards international telecommunications carriers and other purchase commitments. Commitments under outsourced activities include a long-term contract with EDS, where payment obligations depend on a number of factors, such as the number of PCs, exchange rates and annual inflation rates, therefore the related amounts included in the table below are estimates.

This table excludes other obligations we may have, such as payroll and related human resource services (including bonuses and payments under our mid-term incentive plan). Payments under these contracts are based on the level of service required and are excluded from this table due to the uncertainty of the amounts to be paid, if any, as well as the timing of such amounts.

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in HUF millions)
Loans and borrowings including finance lease commitments	344,465	118,250	100,417	85,200	40,598
Interest on loans and borrowings	67,000	21,612	27,639	12,764	4,985
Operating leases.	29,807	5,410	8,284	5,619	10,494
Contractual commitments for capital expenditures	3,154	3,154
Purchase obligations	55,232	25,943	17,523	9,078	2,688
Trade and other payables	119,464	119,464
Total contractual cash obligations	619,122	293,833	153,863	112,661	58,765

In addition to the above, in October 2005, we won the government tender and signed a contract with the Prime Minister’s Office to build and operate the nationwide EDR system in Hungary. The rollout of EDR has begun in 2006 and the contract lasts until the end of 2015. Magyar Telekom invested HUF 18.0 billion in 2006 in the assets required to build out the EDR service and expect to invest HUF 2.9 billion in 2007.

On November 29, 2005, we entered into an agreement to acquire a 100 percent stake in Orbitel for a consideration consisting of EUR 7.35 million at the closing of the transaction, an additional EUR 500 thousand to be paid in 2008 depending on whether the two top managers stay at the company until the end of 2007, an additional EUR 500 thousand to be paid in 2008 if certain financial targets are met between 2005 and 2007 and an additional EUR 500 thousand to be paid in 2008 if other set of financial targets are achieved between 2005 and 2007. The closing of the transaction took place in February 2006.

On December 12, 2005, we entered into an agreement to acquire a 100 percent interest in Dataplex Kft., for HUF 5.1 billion and assumption of asset lease liability with a present value of HUF 230 million. The completion of the transaction took place in April 2006.

In 2006, we purchased a number of companies (iWiW Kft., Adnetwork Kft., KFKI-LNX, MobilPress, MFactory). For details of these transactions and the purchase price paid for these acquisitions see “Item 4—Description of business and its segments”.

On January 1, 2007, we acquired an additional 2 percent of T-Systems Hungary for HUF 60 million.

In addition to the above, Magyar Telekom assumes the legal expenses of its current and former employees involved in the internal investigation (see “Item 3—Risk Factors” and “Item 15—Controls and Procedures.”); in connection with this we incurred HUF 458 million expenses in 2006. We are not able to estimate the expenses we will incur in 2007 and future years for legal counsel advising these individuals.

CAPITAL EXPENDITURES

Our capital expenditures on tangible and intangible assets totaled HUF 90,788 million in 2003, HUF 91,748 million in 2004 and HUF 103,587 million in 2005, including in each year changes in the balance of capital expenditure trade creditors. Capital expenditures include expenditures for (1) the fixed line network, including network operations systems, (2) mobile telecommunications and (3) new products, corporate infrastructure and other assets.

Capital expenditures for the fixed line segment accounted for 53 percent in 2003, 49 percent in 2004 and 47 percent in 2005. Capital expenditures for the mobile segment totaled 47 percent of total capital expenditures in 2003, 51 percent in 2004 and 53 percent in 2005.

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

RECONCILIATION TO U.S. GAAP

The following table shows net income and shareholders’ equity under IFRS and U.S. GAAP for the periods indicated:

	Year ended December 31,
	2003	2004	2005
	(in HUF millions)
Profit attributable to the equity holders of the Company (Net income):
IFRS	57,475	34,641	78,564
U.S. GAAP	66,404	39,684	69,260
Shareholders’ equity:
IFRS as reported	560,110	516,567	527,567
U.S. GAAP	567,452	534,907	542,098

Reconciliation adjustments relate principally to the different treatment under U.S. GAAP of deferred revenue, including the adoption of SAB 101, management incentive plan bonds and recognition and amortization of intangible assets and goodwill. See Note 34 to the consolidated financial statements.

In earlier years the difference between the IFRS and the US GAAP net income of Magyar Telekom fluctuated significantly. In 2003 and 2004, net income according to US GAAP was higher than the IFRS net income. The main reason is that goodwill was no longer amortized under US GAAP in 2003 and 2004, while we continued to amortizing goodwill under IFRS. In 2004, this difference was partly counterbalanced by the compensation for the rebranding of the Hungarian mobile operator, which was recognized as income under IFRS, but recognized directly in equity under US GAAP. In 2005, goodwill was no longer amortized under IFRS either, but the rebranding continued with our fixed line operations, which was again recognized as income under IFRS, unlike under US GAAP. The combination of the above events and changes resulted in our US GAAP net income being lower than that under IFRS.

Recent Accounting Pronouncements

We have reviewed the new standards, amendments and interpretations to existing standards that have been published that are mandatory for our accounting periods after January 1, 2006. For a list of recent IFRSs accounting pronouncements, see Note 33 to the consolidated financial statements. For a list of recent U.S. GAAP accounting pronouncements, see Note 34 to the consolidated financial statements.

RESEARCH AND DEVELOPMENT

Hungarian Fixed Line Operations

Magyar Telekom Plc. has a department dedicated to performance of research and development (“R&D”) projects to meet the demands of the rapidly changing market, such as development of our telecommunications networks and service platforms. The R&D department works in close cooperation with educational institutions (including the Budapest University of Technical and Economic Sciences and the Technical College of Budapest), strategic investors, suppliers and domestic and international development organizations. According to Act XC of 2003 on Research and Technological Innovation Fund, simultaneously with Hungary’s accession to the European Union, several funds aimed at encouraging research and development activities became available to us as well; this encouraged us to deepen our involvement in national and international consortiums engaged in R&D.

The harmonization projects among DT Group members (Maktel, Slovak Telekom, Croatian Telekom and T-Systems International) play an important role. The joint development themes enable us to utilize group-level synergies, pursue efficient financial and human resource management and use the same third party contractors for our R&D projects.

In 2005, to maintain or expand the competitive positions of Magyar Telekom we developed the technical platform through the R&D activities for the introduction of new VoIP and multimedia-based services, based on the next generation IP/Ethernet-based core and broadband fixed (ADSL, xDSL) and wireless (WLAN, WiFi) accesses.

Significant resources are devoted to the upgrading of our digital backbone network. The DWDM technology was introduced to satisfy the additional demands on the backbone network that arose in connection with broadband services, such as fast Internet access and broadband IP-VPN.

We are continuously developing our data communications and IP network and services to meet demands for broadband services. We developed the concept of a national, high-speed IP network built on DWDM and Gigabit Ethernet. Under this program, the components of our IPv6 protocol pilot network were identified.

In the last few years, we rolled out a wide range of broadband access technologies (e.g., ADSL, cable television, optical access network and managed leased line technologies) to satisfy demands for higher bandwidth. To widen the choice of broadband services, we considered the possibilities of implementing triple-play solutions. In 2005, multimedia services, including Digital Rights Management (“DRM”) system, were tested in the Ethernet and DSLAM environment.

In 2005, we studied the usability of World Interoperability for WiMAX technology. WiMAX can provide wireless broadband access with effective radius of up to several kilometers with up to 75 Mbit/s radio throughput. WiMAX is in a standardization phase.

The Global Resource Information Database (“GRID”) mass-computing platform prototype has been further developed providing quota management to enhance its security and to ensure resilience against data flooding attacks.

In 2005, we laid down the basis for product developments toward the convergence of fixed and mobile networks (“FMC”). A Bluetooth-based intelligent solution has been tested in our laboratory. Our next step in this field will be a study on the FMC possibilities in IP Multimedia Subsystem (“IMS”) environment, and WiFi/UMTS handsets. A study has been launched on the potential interconnection of the Next Generation fixed and mobile networks, based on the ETSI Telecoms and Internet converged Services and Protocols for Advanced Networks (“TISPAN”) IMS architecture.

Macedonian Fixed Line Operations

In the last three years, significant efforts have been made to upgrade the network to extend the range of services offered and improve their quality. This, together with the rationalization of network switching architecture, resulted in improvement in the operational efficiency and network consolidation. New telephone services were introduced through the IN and Voice-mail Platforms and provision of broadband services became available with the implementation of ADSL technology.

In the next phase, the main focus will be on extension of ADSL capacities nationwide and development of new services. To expand broadband offerings, Maktel will evaluate video services in terms of its technical feasibility, impact on the IP and transport network and possibility of introduction.

Maktel will continue to dedicate necessary resources for implementation of new technologies to develop the capacity to offer broadband services that will satisfy customers’ demands. For the business customers, implementation of Metro Ethernet service is being considered.

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

Hungarian Mobile Operations

TMH works in close cooperation on R&D projects with educational institutions (such as the Budapest University of Technical and Economic Sciences), strategic investors and suppliers to meet the demand of the rapidly changing market.

TMH has worked successfully on various R&D projects with universities since 1997 in five different areas: Mobile Telecommunications Laboratory deployment, Inter-University Centre for Telecommunications and Informatics, Mobile Innovation Centre, research and development activities as well as joint mobile services development for TMH. Through these areas TMH continuously monitors the forthcoming new generation technologies, hardware-software solutions and mobile services. One of the largest challenges of the new mobile and wireless systems is the integration and interoperability of different technologies. TMH is committed to analyzing and adopting new solutions on a continual basis. University departments actively participate in R&D projects initiated by TMH.

TMH and its R&D partners are working to create novel, natural speech-based human-to-machine communication technology for information systems (call centers, voice portals, etc.). The novelty of this technology lies in its adaptation to the human communication behavior, enabling more natural and easier interaction as compared to existing systems. The research encompasses speech-based query and browser systems, dialog-based question refinement systems and speech response systems. The knowledge and technologies needed to solve such tasks are considered cutting-edge even at the international level. The development of similar systems has been largely limited to English and such technologies are not readily adoptable to Hungarian and other agglutinating languages. We therefore believe that further research in these fields is necessary.

Today’s information society requires the integration of telecommunications and information systems, because different modes of content (voice, pictures, video, etc.) can be often accessed only through different networks, which implies higher costs. The main objective of the project is development of the media (audio and video) streaming service architecture for the next generation wireless communication systems that will enable us to implement quality streaming media applications and services to our subscribers, in a scalable way, and with flexible adaptation to the user demand and network environment.

The downloaded mobile applications run with different efficiencies in different run-time environments. The aim of the research is, on the one hand, analysis of the Java Virtual Machine Specification profiles, the Microsoft Common Language Run-time and the optimum platform selection, and on the other hand, the choice of the appropriate run-time environment for more efficient development of services.

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

TMH’s web application development is centered on loosely connected component-based solutions (Service Oriented Architecture (“OSA”) based on the state-of-the-art technology, Extensible Markup Language-based web services) to ensure flexible application scalability. Selection of the right service provider might necessitate a long searching process in a registry database due to the large number of web services. The research aims to improve the efficiency of service selection by introducing semantic metadata as well as the development of different design patterns.

The OSA/Parlay opens new possibilities in the telecommunications sector. Prior to the OSA, we used only one enabler (mainly voice) to serve the customer, but with the help of OSA, we are able to develop easily integrated services using multiple enablers. In addition, it increases the service abstraction level to involve a large number of developers from the IT market. OSA-based services require regular IT developers (with standard programming knowledge) while classic telecommunications services required complex telecommunication and protocol knowledge. As a result of this new abstraction level, the time to market is speeded up and development costs are decreased.

Macedonian Mobile Operations

Research and development projects at T-Mobile Macedonia are performed in close cooperation with suppliers and state educational institutions. The aim of these projects is to prepare T-Mobile Macedonia to meet the needs of the rapidly developing market and to optimize the maintenance of current activities.

The software developed for Optimization, Measurement, Analyses and Presentation with visualization (“OMAP”) represents a modular and flexible solution based on existing informatics infrastructure at T-Mobile Macedonia, in accordance with international software engineering standards. The software provides traffic analyses based on information from switches in real time and monitoring of congestion of each traffic route.

The Base Station Alarm Monitoring Performance (“BAMP”) is a modular software application, which provides alarm monitoring of T-Mobile Macedonia’s radio network and inventory management of base stations.

The application identifies and reports causes for malfunction of base stations and facilitates prompt corrective actions.

T-Mobile Macedonia is also developing an application for text-to-speech translation in Macedonian, which will be used, for example, in SMS2Fix services and Interactive Voice Response (“IVR”) services (Red Hot voice portal). The novelty and advantage of this technology lies in its adaptation to human communication behavior, enabling more natural and easier interaction compared to existing systems. The research encompasses speech-enabled query and browser systems, dialog-based question refinement systems and speech response systems.

The Cell Broadcast application offers commercial utilization of the Cell Broadcast service, which can enable customers to create and broadcast content themselves and provide dedicated channels for advertisements.

T-Mobile Macedonia is working together with Ericsson to commercialize Unstructured Supplementary Service Data (“USSD”) Call Back roaming for postpaid customers. This will minimize call costs for T-Mobile Macedonia and reduce rates for customers.

In cooperation with TIS.KIS Croatia, T-Mobile Macedonia is developing a platform capable of managing different types of content (e.g., monophonic ringtones, logos, polyphonic melodies, pictures, wallpapers, java games) from a single site and facilitate several means of ordering and access (e.g., SMS, WEB, WAP, IVR).

RISK MANAGEMENT POLICIES

It is our policy that all disclosures made by us to our security holders and the investment community be accurate and complete, and fairly present our financial condition and results of operations in all material respects. Such disclosures should be made on a timely basis as required by applicable laws, rules and regulations, including by-laws of the Budapest Stock Exchange and rules adopted by the U.S. Securities and Exchange Commission (“SEC”). To achieve these objectives, we formed the Disclosure Committee and developed and have continuously enhanced our risk management policies.

Risk Management Policies

Our risk management includes identification, assessment and evaluation of risks, development of necessary action plans, and monitoring of performance and results. For risk management to be effective, we must ensure that management take business decisions with full understanding of all relevant risks.

In 1999, we established a formal risk management system. In 2000, we established a department to co-ordinate all risk management tasks. This system was integrated into the risk management system of DT in 2002.

All risks related to material internal and external operations, financial and legal compliance and certain other risks are evaluated and managed by a well-defined internal mechanism. A risk management handbook and a Chief Executive Officer (“CEO”) directive on risk management were published in 2003. A risk management course was developed for employees responsible for risk management in all organizational areas. Risk items affecting our operations are reviewed quarterly throughout the Group. All of our departments and subsidiaries are obliged to identify and report their operational risks on a quarterly basis. After evaluation of these risks, results are reported to our management and to DT.

Following the enactment of the Sarbanes-Oxley Act, we decided to enhance our risk management procedures. As this new law requires prompt disclosure of all risk items influencing investors’ decisions, we complemented our quarterly risk reporting system with a continuous reporting procedure which requires all of our departments and subsidiaries to report on a real-time basis any new material fact, information or risk that comes to their knowledge. Information thus submitted is monitored daily by the risk management department, and the Chief Financial Officer (“CFO”) is notified when a new material risk or information is identified.

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

For further discussion of the steps that we are taking to remedy our control deficiencies, see “Item 15—Controls and Procedures.”

Disclosure Committee

We established the Disclosure Committee on July 31, 2003. The Disclosure Committee acts both in plenary meetings and through its members acting individually. It supports CEO and CFO in fulfilling their responsibility to oversee processes designed to ensure accuracy and timeliness of our disclosures.

The Disclosure Committee consists of individuals knowledgeable in significant and diverse aspects of our business, finances and risks. The members of the Disclosure Committee are:

•       Director of Group Accounting (Chairman);

•       Director of Group Legal Branch;

•       Director of Group Human Resources Management Branch;

•       Head of Secretariat of the Chairman-CEO;

•       Head of External Reporting Department;

•       Head of the Business Development and Acquisitions Branch;

•       Head of Group Investor Relations Department; and

•       Head of Group Risk Management Department.

Head of Internal Audit is a permanent invitee.

Principal responsibilities of the Disclosure Committee are as follows:

•       preparation of all SEC and Budapest Stock Exchange filings of the Company (e.g., Form 20-F and Registration Statements) and local annual/interim reports that are subsequently submitted on Form 6-K;

•       monitoring and recommendation of all disclosure controls and procedures;

•       determination of the content of general rules and instructions issued to preparers of all SEC filings of the Company; and

•       recommendations as to materiality of information and procedures relating to the CEO and CFO certifications required by the Sarbanes-Oxley Act.

ITEM 6—DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Board of Directors

Under Hungarian laws, the Board of Directors is responsible for the Company’s management and decides on matters other than those that must be determined by shareholders. The Board of Directors is required to report annually to the shareholders at the general meeting of the shareholders and quarterly to the Supervisory Board on our business administration, state of assets and business policy.

Pursuant to our amended Articles of Association, the Board of Directors consists of a minimum of six and a maximum of eleven members elected at the annual general meeting of the shareholders for a term of three years. One of the current directors was nominated by the holder of the Series “B” Share pursuant to the Articles of Association, seven of the current directors were nominated by MagyarCom and two of the current directors are independent; MagyarCom therefore controls Magyar Telekom.

Meetings of the Board of Directors are held at least four times a year. Meetings of the Board of Directors require the presence of six members for a quorum. Each member has one vote. The Board of Directors passes resolutions by a simple majority vote.

On December 31, 2005, members of the Board of Directors, their principal occupations and the years of their original election were as follows:

Name	Age	Principal Occupation	Member since
Elek Straub(1)	62	Chairman and Chief Executive Officer of Magyar Telekom	1995
Dr. István Földesi(2)	57	International business advisor	2003
Michael Günther	62	Member of the Management Board of T-Mobile International responsible for Joint Venture Management	2002
Dr. Klaus Hartmann(3)	45	Chief Financial Officer of Magyar Telekom	2000
Horst Hermann	51	Senior Executive Vice President of DT, responsible for Affiliate Management in Central and Eastern Europe	2003
Gerhard Mischke	48	Senior Executive Vice President, Treasury and International Investment, DT	2005
Dr. Mihály Patai(4)	53	Chairman and Chief Executive Officer of Allianz Hungária Biztosító	1998
Dr. Ralph Rentschler	46	Member of the Management Board of T-Com	2003
Dr. György Surányi(5)	53	Head of Central and East European Region of the Banca Intesa Group	2004

(1)          Resigned from his position on December 5, 2006. Christopher Mattheisen was elected Board member and Chairman on December 21, 2006.

(2)          Representative of the holder of the Series “B” Share

(3)          Since September 15, 2006, CEO of Polska Telefonia Cyfrowa

(4)          Since April 2006, CEO of HVB Bank Hungary Zrt. On May 23, 2006, Mr. Patai resigned from his position.

(5)          Resigned from his position effective October 9, 2006.

On November 6, 2006, Magyar Telekom’s Extraordinary General Meeting (“EGM”) increased the number of directors to ten and elected three new Board members: Thilo Kusch, Dr. Mihály Gálik and Frank Odzuck (two former Board members—Dr. Mihály Patai and Dr. György Surányi—had resigned their posts earlier). The  new directors’ mandate—similarly to that of the other Board members—lasts until the day of the Annual General Meeting that closes fiscal year 2006, but no later than May 31, 2007.

Other Principal Directorships of Members of the Board of Directors

Name	Position held	Company
Elek Straub	Chairman of the Board of Directors	T-Mobile Hungary Rt.(1)
Dr. István Földesi	Chairman and Chief Executive Officer	Inter-Access Kft.
	Member of the Board of Directors	Sláger Rádió
	Managing Director	Hungarian Technology Center

Michael Günther	Chairman of the Board of Directors	T-Mobile Slovensko a.s., Slovakia
	Member of the Board of Management	T-Mobile Worldwide Holding GmbH
	Chairman of the Supervisory Board	T-Mobile Macedonia
	Vice-Chairman of the Board of Directors	T-Mobile Hungary Rt.(1)
	Chairman of the Supervisory Board	Polska Telefonia Cyfrowa Sp. Z. o.o., Poland
	Member of the Supervisory Board	T-Hrvatski Telekom, Croatia
	Vice-Chairman of the Supervisory Board	T-Mobile Hrvatski d.o.o., Croatia
Dr. Klaus Hartmann	Member of the Board of Directors	T-Mobile Hungary Rt.(1)
	Chairman of the Management Board	Polska Telefonia Cyfrowa
Horst Hermann	Member of the Supervisory Board	T-Hrvatski Telekom, Croatia
	Member of the Board of Directors	Slovak Telecom
Gerhard Mischke	Member of the Supervisory Board	Deutsche Telekom, Inc., New York
	Member of the Supervisory Board	DeTe Asia Holding GmbH
	Chairman of the Supervisory Board	T-Hrvatski Telekom, Croatia
	Member of the Supervisory Board	T-Systems International GmbH
Dr. Mihály Patai	Member of the Supervisory Board	Siemens Hungary Rt.
Dr. Ralph Rentschler	Member of the Board of Directors	Slovak Telecom
	Member of the Supervisory Board	T-Hrvatski Telekom, Croatia
	Member of the Supervisory Board	CAP Customer Advantage Program GmbH
	Member of the Supervisory Board	DeTe Fleet Services GmbH
Dr. György Surányi	Member of the Board of Directors	KITE, Nádudvar
	Chairman of the Supervisory Board	Privredna Banka Zagreb
	Chairman of the Supervisory Board	VUB, Bratislava
	Member of the Board of Directors	KMB Bank (ZAO), Moscow
	Member of the Board of Directors	Brussels European and Global Economic Laboratory (BRUEGEL)

(1)          Until February 28, 2006, when TMH merged with Magyar Telekom Plc.

Biographies of Members of the Board of Directors

Elek Straub.   Mr. Straub graduated from Budapest Technical University with a degree in electrical engineering and business administration. Prior to joining Magyar Telekom, he worked as Head of IT Department of the Ministry of Labor from 1970 to 1980. From 1980 to 1990, he was first Head and later

Vice President of the IT Division of the Central Statistical Office of Hungary. From 1990 to 1995, he worked as General Manager of IBM Hungary. In 1995, he joined Magyar Telekom. He has served as Chairman of the Board of Directors since January 1996. Mr. Straub became a member of the Operating Committee in 1995, Chairman of the Executive Committee in 1996 and Chairman of the Management Committee in 2000. Mr. Straub resigned from his position on December 5, 2006.

Dr. István Földesi.   Dr. Földesi received a degree in economics in 1972 and graduated with a Ph.D. in 1974. He spent twenty years as a diplomat in London, Madrid and Washington D.C. At the end of the 1980’s, he served as an advisor to the Prime Minister and participated in round table negotiations resulting in political and economic changes. In 1991, he became an advisor to the OECD. He has been working as an international business advisor since 1992. From 1994 to 1999, Mr. Földesi was a member of the Board of Directors of Magyar Telekom and until 1996 he acted as Chairman of the Board. In 2003, he was reappointed as a member of the Board of Directors of Magyar Telekom.

Michael Günther.   Mr. Günther studied business administration at universities in Berlin and Hamburg. In 1971, he started his career at Philips-Konzern where he was a financial executive. From 1987 to 1993, Mr. Günther was a member of the Board of Directors of Philips Kommunikations Industrie AG in Nuremberg and was responsible for controlling, finance and accounting, as well as information technology. In 1994, he joined DeTeSystems, a DT subsidiary, as Financial Director. In 1996, Mr. Günther joined DT as Head of Financial and Controlling Division. From September 1997 to August 2000, Mr. Günther served as Financial and Controlling Director at T-Mobile International AG. In February 2000, Mr. Günther became Chief Financial Officer, then since June 2001, he has served as Chief Executive Officer of the Joint Venture Management for T-Mobile International AG.

Dr. Klaus Hartmann.   Dr. Hartmann received a Ph.D. in economics from the Institute for Company Management in Germany in 1987. He also holds an MBA from the University of Birmingham. Prior to his employment with DT, he worked for Arthur Andersen in Germany and as a treasurer and operational controller for a subsidiary of the BICC Group. He joined DT in 1995 as Manager of International Capital Markets and became Corporate Treasurer of Global One, a joint venture of DT, France Telekom and Sprint in 1997. He returned to DT’s Bonn headquarters as Senior Advisor to CFO in April 2000. He was appointed as CFO of Magyar Telekom and Vice-Chairman of our Management Committee in November 2000. On September 15, 2006, he became CEO of Polska Telefonia Cyfrowa.

Horst Hermann.   After graduating with an engineering degree, Mr. Hermann joined DT as an operations manager in the Telecommunications Office in Bonn in 1978. In 1990, he began to work for Corporate Strategy and Regulatory Policy at the DT headquarters. From 1994 until 1996, he was Assistant Managing Director in Business Development and Finance at DT’s regional headquarters in Singapore covering branch offices in Hongkong and New Delhi. From 1996 until 1998, Mr. Hermann returned to DT headquarters for a strategic planning position. In April 1998, he joined Magyar Telekom to head Strategy, Business Development and M&A. On January 1, 2002, he became Chief Strategy and International Officer and was also put in charge of our Business Portfolio, Maktel and our group policy for Media. In June 2003, Mr. Hermann became responsible for Affiliate Management for DT’s Central and Eastern European telecommunications operations, such as Magyar Telekom, T-Hrvatski Telekom, Croatia and Slovak Telecom.

Gerhard Mischke.   Mr. Mischke received a degree in business management at Justus-Liebig University in Gießen in 1984. Between 1985 and 1990, he worked at the Finance Department of Franz Haniel & Cie GmbH in Duisburg. From 1990 until 1991, he worked at the Finance Department of Scrivner Inc., Oklahoma City and concurrently studied as a correspondence student at Cornell University. From 1991 until 1998 he acted as Head of Finance and M&A at GEHE AG, Stuttgart, then he worked as Group Finance Director of GEHE UK, Coventry until 2000. In September 2000, he was appointed Senior

Executive Vice President Finance and Treasurer of Deutsche Telekom AG. Since October 2004, he has served as Senior Executive Vice President, Treasury and International Investment.

Dr. Mihály Patai.   Dr. Patai started working at the National Bank of Hungary in 1976 and joined the Financial Research Institute in 1978. Between 1982 and 1988, he served at the Ministry of Finance, Department of International Finances. He became Chairman of the Board at General Banking and Trust Company Ltd. In 1988, he joined the World Bank, as Bank and IFC alternate Executive Director. He became Managing Director of Kereskedelmi Bank Rt. in charge of International and Foreign Exchange Operations in 1993. Between 1996 and April 2006, he was Chairman of the Board and CEO of Allianz Hungária Biztosító. In April 2006, he was named CEO of HVB Bank Hungary Zrt.

Dr. Ralph Rentschler.   Dr. Rentschler has been CFO of T-Com since 2001. After receiving a doctorate degree in economics, he worked for four years for Robert Bosch GmbH as an expert advisor on business principles and methods. His areas of responsibility included investment analysis and cost accounting. Later he became Commercial Manager of Brand Optics Division at Carl Zeiss, where he managed Accounting, Controlling, Data Processing and Purchasing. Mr. Rentschler was Head of Group Controlling and Planning and Reporting Departments at Carl Zeiss from 1992 to 1997. His areas of responsibility included production and investment controlling, controlling of affiliated companies, M&A and strategic planning.

Dr. György Surányi.   Dr. Surányi graduated from Budapest University of Economics in 1977, and obtained a Ph.D. in 1986. From 1977 to 1986, he was a staff employee, then a department head at the Financial Research Institute, and served as a consultant to the World Bank (Washington D.C.). From 1988 to 1989, he worked as an advisor to the First Deputy of the Prime Minister and an alternate governor representing Hungary in the World Bank Board of Governors. From 1989 to 1990, he was Vice-President of the National Planning Office. Until 1991, Dr. Surányi served as President of the National Bank of Hungary and a governor representing Hungary in the Board of Governors of the International Monetary Fund. Between 1992 and 1995, he acted as Chief Executive Officer of CIB Bank. In 1995, he returned to the National Bank of Hungary as its President until 2001. From May 2001, Dr. Surányi was appointed Head of Central and East European Region of the Banca Intesa Group. He also acts as Professor at Corvinus University of Budapest (former Budapest University of Economics) and Central European University.

Management Committee

Pursuant to our amended Articles of Association and the amended Rules of Procedure of the Board of Directors, the Board of Directors established a Management Committee in 2000, which is empowered to carry out the day-to-day operations in accordance with the annual business plan. During 2005, the Management Committee consisted of six chief officers of Magyar Telekom. The members were as follows:

Name	Age	Position	Member since
Elek Straub(1)	62	Chairman and Chief Executive Officer	2000
Dr. Klaus Hartmann(2)	45	Vice-Chairman and Chief Financial Officer	2000
Christopher Mattheisen(3)	45	Chief Operating Officer, Wireline Services Lines of Business (“LoB”)	2002
Dr. Tamás Pásztory(4)	55	Chief Human Resources and Legal Officer	2000
András Sugár(5)	61	Chief Executive Officer of T-Mobile Hungary Rt.	2005
Zoltán Tankó.	49	Chief Operating Officer, Business Services LoB	2000

(1)          Resigned from his position as of December 5, 2006. Christopher Mattheisen was appointed his successor by the Board of Directors from December 6, 2006.

(2)          Resigned from his position as of September 15, 2006. Thilo Kusch took over his position from September 20, 2006

(3)          Resigned from his position as of June 15, 2006. György Simó, Deputy Chief Officer of the Wireline Services LoB, CEO of T-Online Hungary Zrt. took over this position from September 20, 2006.

(4)          Resigned from his position as of March 30, 2007.

(5)          Resigned from his position as of September 5, 2005. János Winkler took over this position from January 20, 2006.

Other Principal Directorships of Members of Management Committee

Name	Position held	Company
Elek Straub	See above
Dr. Klaus Hartmann	See above
Christopher Mattheisen	Member of the Board of Directors	T-Mobile Hungary Rt.(1)
Dr. Tamás Pásztory	Member of the Supervisory Board	Investel Zrt.
	Member of the Board of Directors	T-Online Hungary Zrt.
	Member of the Board of Directors	T-Mobile Hungary Rt.(1)
Zoltán Tankó	Chairman of the Supervisory Board	Linum Foundation

(1)          Until February 28, 2006, when TMH merged with Magyar Telekom Plc.

Biographies of Chief Officers

Elek Straub.   See “Biographies of Members of the Board of Directors” above.

Dr. Klaus Hartmann.   See “Biographies of Members of the Board of Directors” above.

Christopher Mattheisen.   Mr. Mattheisen studied economics and finance at Indiana University of Bloomington and at Columbia University. He first came to Hungary in 1990 to start a strategic planning and business consulting company. In 1993, in his capacity as a marketing manager of U.S. West International, Mr. Mattheisen helped launch various Hungarian, Polish and Czech mobile service operators. He worked as a marketing and sales director of TMH between 1993 and 1996. Between 1997 and 1999, he ran sales and marketing activities of MediaOne in London and later worked in Britain as a business, sales and marketing director of BT’s Cellnet. In September 2002, Mr. Mattheisen became Chief Officer of Residential Services and in January 2005 Chief Officer of the Wireline Lines of Business (“T-Com”, including Residential Services, Internet and Network divisions). From December 6, 2006, Mr. Mattheisen is the Chief Executive Officer of Magyar Telekom, from December 21, 2006 he is the Chairman of the Company’s Board of Directors.

Dr. Tamás Pásztory.   Dr. Pásztory graduated with degrees in law and organization engineering. He was appointed Deputy Chief Officer of Magyar Telekom in July 1995 and Chief Human Resources and Legal Officer in February 1996. He joined our predecessor in 1969 and has been in various positions in the human resources area since 1980. His professional expertise includes top-level corporate governance, change management, transformation of companies and corporate groups, as well as business operations. He resigned from his position as of March 30, 2007.

Zoltán Tankó.   Mr. Tankó graduated from Budapest Technical University with a degree in electrical engineering. He started as an IT development engineer for Budapest Radio Technology Enterprise in 1980 and for Kőbánya Pharmaceuticals in 1982. He had several positions at Műszertechnika (Instrument technology) starting in 1984, including Chief Telecommunications Officer starting in 1990. He became

Director of our Business Communications Branch in February 1996, Chief Sales Officer in January 2000 and Chief Operating Officer of Business Services Lines of Business (T-Systems) in January 2002.

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

Pursuant to the Articles of Association, the Supervisory Board consists of a minimum of three and a maximum of fifteen members elected by the shareholders for a term of three years. The Works Council nominates one third of the Supervisory Board members. The holder of the Series “B” Share has the right to nominate one member of the Supervisory Board. Meetings of the Supervisory Board require a quorum of eight members.

On December 31, 2005, the members of the Supervisory Board, their principal occupation and the years of their original election were as follows:

Name	Age	Principal Occupation	Member since
Géza Böhm	54	Chairman of Hungarian Telecommunications Trade Union	2002
Attila Csizmadia(1)	56	Ministry of Finance, Chief Counsellor	2003
Dr. Ádám Farkas	38	CEO of Allianz Bank Zrt.(2)	2005
Arne Freund(3)	38	Senior Executive Vice President—Controlling, T-Com	2003
Wolfgang Hauptmann(3)	44	Senior Executive Vice President, T-Com	2003
Gellért Kadlót	57	Member of the Workers’ Council of the sales field	2002
Wolfgang Kniese(3)	39	Executive Vice President, Accounting and Corporate Finance at T-Mobile International	2005
Dr. Thomas Knoll	40	Senior Executive Vice President, Corporate Audit	2005
Dr. Klaus Nitschke(3)	46	Managing Director, T-Com’s Innovation Company	2002
Dr. László Pap	63	Budapest University of Technology, Professor and Head of Telecommunications Department	1998
György Varju	60	Chairman of the Workers’ Council at Technical Services Member of the Central Workers’ Council	2005
Péter Vermes	59	Chairman of Magyar Telekom’s Central Workers’ Council	1995

(1)          Representative of the holder of the Series “B” Share

(2)          Since March 9, 2006

(3)          Resigned from their positions on November 6, 2006

According to the new Company Act the majority of Supervisory Board members have to be independent persons. Therefore, on November 6, 2006, Arne Freund, Wolfgang Hauptmann, Wolfgang Kniese and Dr. Klaus Nitschke resigned their Supervisory Board membership. The EGM held on the same day elected Dr. György Szapáry, Dr. János Illéssy, Dr. Sándor Kerekes and Konrad Kreuzer as new members of the Supervisory Board of Magyar Telekom. The mandate of the new members—similarly to that of the other Supervisory Board members—lasts until the day of the Annual General Meeting that closes fiscal year 2006, but no later than May 31, 2007. The mandate of Dr. György Szapáry—due to his current positions and occupations—begins as of March 1, 2007.

Other Principal Directorships of Members of the Supervisory Board

Name	Position held	Company
Géza Böhm	Member of the Supervisory Board	DIMENZIÓ Biztosító és Önsegélyező Egyesület
Attila Csizmadia	Member of the Supervisory Board	Postaautó Tisza Zrt.
	Member of the Supervisory Board	Puskás Tivadar Közalapítvány
	Member of the Supervisory Board	Neumann János Digitális Könyvtár és Multimédiás Központ Kht.
Dr. Ádám Farkas	Member of the Board of Directors	Allianz Bank Zrt.
	Vice-Chairman and Member of the Board of Directors	Budapest Airport Ltd.
	Member of the Supervisory Board	Central European Broker Training Foundation
Arne Freund	None
Wolfgang Hauptmann	Member of the Board of Directors	Maktel
	Member of the Supervisory Board	T-Systems RIC Kft.
	Member of the Managing Board	MagyarCom Holding GmbH, Bonn
	Member of the Board of Directors	T-Mobile Hungary Rt.(1)
Gellért Kadlót	None
Wolfgang Knise	Managing Director	T-Mobile Global Holding GmbH
	Managing Director	T-Mobile Worldwide Holding GmbH
	Managing Director	T-Mobile Poland Holding B.V.
Dr. Thomas Knoll	None
Dr. Klaus Nitschke	None
Dr. László Pap	None
György Varju	None
Péter Vermes	None

(1)          Until February 28, 2006, when TMH merged with Magyar Telekom Plc.

Biographies of Members of the Supervisory Board

Géza Böhm.   Mr. Böhm has been working with Magyar Telekom and its predecessor since 1970. He has worked as a foreman, an administrator in charge of transmission investment and an SDH project leader. He has been an officer of the Workers’ Council since 1993. Since March 2002, he has been Chairman of the Hungarian Telecommunications Trade Union.

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

Dr. Ádám Farkas.   Dr. Farkas graduated from the Budapest University of Economics in 1990 and he obtained a Ph.D. from the same institution in 1995. He studied and worked on various research projects at several universities outside Hungary. He started his career as a full-time lecturer at the university and as a finance advisor to EBRD (London). At present, he is a lecturer at the Budapest University of Economics as well as at International Training Centre for Bankers. Between 1997 and 2001 he was Managing Director of the National Bank of Hungary and member of its Board of Directors. From 1999 until 2001, he acted as

Deputy Chairman of Keler Rt.’s Board of Directors and was a member of the Stock Exchange Council. From 2001, he was Managing Director of CIB Central European International Bank, and then he was Chief Executive Officer between 2002 and 2005. He is a member of executive committees of several Hungarian professional associations as well as of the Supervisory Board of the Central European Training Foundation for Brokers. In March 2006, he became CEO of Allianz Bank Zrt.

Arne Freund.   After graduating with a degree in industrial economics from the Technical University of Berlin, Mr. Freund joined DT in 1995 and worked for five years with Group Controlling in various capacities. From July 2000 to July 2002, he was in charge of Board Support for Chief Financial Officer of DT. Since July 2002, Mr. Freund has been in charge of T-Com Controlling as Senior Executive Vice President.

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

Gellért Kadlót.   Mr. Kadlót has been working with Magyar Telekom since 1970, initially in operations, and later in development. Currently, he coordinates cooperation between local telecommunications operators and Magyar Telekom within the Domestic Carriers Division. From 1996 to 2005, he was Chairman of the Workers’ Council of the Domestic Carriers Division. Since 2005, he has been serving as Member of the Workers’ Council of the sales field.

Wolfgang Kniese.   Mr. Kniese studied business and engineering at the University of Karlsruhe where he obtained his degree in 1995. Between 1996 and 2000 he worked as Deputy Head of Investor Relations at the Investor Relations Directorate of Deutsche Telekom AG, and then as Director of Investor Relations at T-Online International AG, Darmstadt. From November 2000 until September 2002, he worked as Senior Vice President, Investor Relations at Fraport AG, Frankfurt. Since October 2002, he has served as Executive Vice President Accounting and Corporate Finance at T-Mobile International AG, as well as Managing Director of T-Mobile Worldwide Holding GmbH, T-Mobile Global Holding GmbH and T-Mobile Poland Holding B.V.

Dr. Thomas Knoll.   Dr. Knoll received a degree in economics in 1992 and a Ph.D. in 1999. During his studies, he acquired job experience at Hypo-Bank and Lufthansa Informationstechnik und Software GmbH where he started his career in 1992. Since December 1992, he has been working at Deutsche Telekom AG in various executive positions. From 1998 until 2000 he acted as Head of the Finance and Controlling Department of Deutsche Telekom AG, Branch of the Network Division, Cologne. In 2000 he became Head of the Board of Management Office and Chief of Staff at the Headquarters in Bonn. At present, he is Senior Executive Vice President, Corporate Audit.

Dr. Klaus Nitschke.   Dr. Nitschke received a degree in genetic engineering. After receiving a Ph.D. from Max-Planck-Institute in Cologne in 1992, he started his career with Dicke & Associates Management Consultants. He gained professional experience at various consulting companies in the fields of value-based company management, strategic development as well as mergers and acquisitions. Between September 2000 and March 2002, he was Chief Operating Officer at Bertelsmann eCommerce Group. Between April 2002 and January 2003, he was Senior Executive Vice President of International Operational Performance Management at DT. Between February 2003 and August 2005, he was Senior Executive Vice President of Strategy Development at T-Com. Currently he is Managing Director of T-Com Innovation Company in Berlin.

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

György Varju.   Mr. Varju has been working with Magyar Telekom and its legal predecessor since 1977. Until 1998, he acted as an on-site construction manager. In 1993, he was elected to the Workers’ Council, and he is now Chairman of the Workers’ Council at Technical Services and a member of the Central Workers’ Council. Between 1999 and 2002, he was a member of Magyar Telekom’s Supervisory Board as a representative of the employees.

Péter Vermes.   Mr. Vermes became a qualified engineer in 1972, graduated with a degree in telecommunications in 1975 and became a teacher of technical sciences in 1978. Between 1972 and 1986, he worked for the Budapest Regional Directorate and between 1986 and 1997 for the Long-Distance Telecommunications Directorate. He currently works for the Operations and Maintenance Directorate. He has been Chairman of our Central Workers’ Council since 1993. He was elected as the employees’ representative on the Supervisory Board in 1995 for the first time.

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

Statement of the Board of Directors

“The role of the Board of Directors is to act on behalf of the shareholders to ensure that Magyar Telekom operates in a manner that serves the interests of shareholders all over the world. As members of Magyar Telekom’s governing body we will always act in accordance with our fiduciary responsibilities and the following values:

•       accountability to our shareholders;

•       openness to scrutiny;

•       transparency of all decisions taken; and

•       deliberation that will be fair and open but also efficient, timely and orderly.

By accepting to serve on Magyar Telekom’s Board, we have committed ourselves not to spare neither time nor effort to earn the trust of those who have invested in the future of this Company.”

Compensation of Directors and Officers

For the year ended December 31, 2005, the aggregate compensation of the members of the Board of Directors was HUF 9.8 million.

For the year ended December 31, 2005, the aggregate compensation of the members of the Supervisory Board was HUF 14.3 million.

For the year ended December 31, 2005, the aggregate compensation of the members of the Management Committee (“MC”) was HUF 507.6 million.

Two-thirds of the MC members have an employment contract for a fixed duration. Pursuant to Hungarian legislation, if an employment contract is terminated before the end of its term, the average compensation received by the employee prior to such termination is payable for the remaining period up to 12 months. In the case of an employment contract for a fixed duration the notice period is normally six months, and severance is between 16 and 21 months.

In addition to the above, the affected persons are bound by the non-compete clause, under which the employee is barred from entering into employment with any Hungarian or international competitor of Magyar Telekom Group and is required to refrain from provision of direct or indirect services or activities of any kind to such companies for a definite period (not longer than one year) upon termination of his/her employment. Furthermore, such employee is barred from any action aimed to recruit employees of Magyar Telekom Group for any other company. This limitation entails certain compensation which is proportional with the above obligation. If the employee is in breach of the agreement, he/she will reimburse the net amount of compensation to the employer. In addition, the employee will be liable for a payment of compensation to the employer.

The MC members from foreign countries may be entitled to housing subsidies.

In line with the Company’s allowance scheme, the company contributes to the personal pension scheme and the personal insurance scheme on behalf of the MC members. In addition, the MC members are entitled to the use of company cars.

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

Until November 6, 2006, Audit Committee members were appointed from the independent members and non-executive employee members of the Supervisory Board. Remuneration Committee members are appointed from the Board of Directors.

The Audit Committee, as a permanent committee of the Supervisory Board, assists in appointment of independent auditors to be elected by the annual general meeting and reviews the scope of external audit services. It advises the Supervisory Board with respect to approval of all audit and non-audit services to be performed by the external auditor. The Audit Committee also reviews our annual financial statements, taking into account results of audits and reviews performed by the independent auditors. The Audit Committee also reviews financial reports submitted to the stock exchanges, banks and regulatory bodies as well as reports prepared by our internal auditors. Until November 6, 2006 members of the Audit Committee were Dr. Ádám Farkas (Chairman), Dr. László Pap and Péter Vermes (non-executive employee member). The Audit Committee meets at least four times a year.

In compliance with the relevant provisions of the new Company Act and the amendments to the Company’s Articles of Association approved on October 9, 2006, the EGM held on November 6, 2006 elected an Audit Committee from the independent members of the Supervisory Board. Since November 6, 2006, the members of the Audit Committee of Magyar Telekom are Dr. Ádám Farkas, Dr. László Pap, Dr. János Illéssy, Dr. György Szapáry and Dr. Sándor Kerekes. The mandate of the new members—similarly to that of the other Supervisory Board members—lasts until the day of the Annual General Meeting that closes fiscal year 2006, but no later than May 31, 2007. The mandate of Dr. György Szapáry—due to his current positions and occupations—begins as of March 1, 2007.

The Remuneration Committee makes proposals to the Board of Directors with respect to appointment and dismissal, as well as remuneration of chief officers, including establishment and assessment of bonus targets. Members of the Remuneration Committee were Horst Hermann, Dr. Ralph Rentschler and Dr. Mihály Patai (until his resignation from the Board). On November 8, 2006 the Board elected Frank Odzuck as third member of the Remuneration Committee. On February 13, 2007, Horst Hermann resigned as member of the Remuneration Committee and was replaced by Michael Günther. The Remuneration Committee meets at least three times a year.

Employees

We had 11,919 employees as of December 31, 2005. The following table provides information concerning the number of full-time employees, including full-time equivalents, of Magyar Telekom Plc. and its consolidated subsidiaries:

	2003	2004	2005
Magyar Telekom Plc	8,071	7,740	5,478
Magyar Telekom Plc. and its consolidated subsidiaries:	14,710	13,724	11,919

The following table provides information on the breakdown of Magyar Telekom Plc.’s employees by activity:

	Number of employees
Branches	2003	2004	2005
Operation and maintenance	4,008	3,920	3,097
Business services	507	379	333
Residential services	1,479	1,435	796
Logistics	672	650	238
Finance	597	572	266
Research and development	156	162	167
Human resource and legal	488	464	357
Other support	164	158	224
Total	8,071	7,740	5,478

The following table provides information on the breakdown of Magyar Telekom’s employees by operations:

	Number of employees
	2003	2004	2005
Hungarian fixed line operations	9,406	9,145	6,861
International fixed line operations	3,119	2,382	2,751
Hungarian mobile operations	1,786	1,780	1,708
International mobile operations	399	417	599
Total	14,710	13,724	11,919

Workforce Reduction and Redeployment.   Centralization, technological improvements and attrition have allowed us to reduce the size of our workforce. While overall personnel levels are falling, the number of highly skilled employees is increasing. We plan to further reduce the number of our employees.

In 2005, we carried out a restructuring program, which included a significant headcount reduction. The objective of the restructuring program was to redefine the focus of our operation and consumption patterns. We reallocated substantial human and financial resources to the mobile, data and Internet operations.

As a result of the headcount reduction, in our Hungarian fixed line operations (Magyar Telekom Plc. and Emitel), access lines per fixed line employee increased from 362 at December 31, 2004 to 484 at December 31, 2005. The number of lines per fixed line employee at Magyar Telekom Plc. increased to 501 by the end of February 2006 and thereby reached the year-end target of 500.

Employee Representation and Labor Relations.   Magyar Telekom Plc. has entered into a collective bargaining agreement with the Hungarian telecommunications trade unions (Távközlési Szakszervezet, “TÁVSZAK” and Magyar Távközlési Ágazati Szakszevezet, “MATÁSZ”). The agreement, which can be terminated by either party with three months’ notice, applies to all Magyar Telekom Plc. employees except the Chief Executive Officer, regardless of their union membership status. Wage terms in the agreement must be renegotiated annually. Under the agreement, employees are generally entitled to prior notice before termination. Furthermore, employees are entitled to a specific amount of severance pay, which depends on the tenure of the employee. Employees are also entitled to welfare benefits as discussed below.

In addition to the collective bargaining agreement, employees of our Hungarian operations are generally covered by the Hungarian Labor Code, Law XXII of 1992, as amended, which imposes various restrictions on the involuntary termination of employment. The Hungarian Labor Code protects employee interests through two different labor organizations: the Trade Union and the Workers Council.

The Trade Union, as the official representative of employee interests in negotiations relating the terms of employment, has the right to be informed of all corporate measures that may significantly affect the interests of employees and to commence legal action against us for employment-related conduct that infringes an employment rule. In addition, the Workers Council directly represents employee interests in dealings with management and decides jointly with management on matters involving employee welfare funds and institutions. The Workers Council must be informed semi-annually on issues affecting our economic performance and changes in wages, employment conditions and working hours. The Workers Council must also be consulted on corporate measures affecting employees.

Under the Hungarian Companies Act, employee representatives on the Supervisory Board are nominated by the Workers Council in cooperation with the Trade Union. The composition of the Supervisory Board is approved by the annual general meeting. At least one third of the members of the Supervisory Board must be employee representatives. Currently, four members of the Supervisory Board are employee representatives. These members are Géza Böhm, Gellért Kadlót, György Varju and Péter Vermes.

We believe that our relations with our employees are good. We have not experienced any labor strikes or disruptions since our formation.

Pensions and Benefit Programs.   We provide employees with discounted telephone services, subsidized meals, interest-free loans to purchase real estate, discount holiday facilities and other fringe benefits. In addition to our statutory contributions to governmental health, retirement and unemployment schemes, we contribute to the employees’ voluntary pension fund and supplementary benefits fund, which provide private pension and health insurance benefits supplementing government pension and health benefits. We do not, however, guarantee payment by the benefits fund to its members. In 2005, approximately 96 percent of all employees participated in the pension plan, 94 percent in the self-help plans and 90 percent in the health fund.

Share Ownership of Management

The following table sets out information relating to holdings of ordinary shares by our directors and executive officers at December 31, 2005:

Name	Position	No. of Options Owned	No. of Shares Owned
Elek Straub	Chairman-CEO, Board Member	1,466,708	76,338
Dr. Klaus Hartmann	CFO, Board Member	103,600	8,000
Horst Hermann	Board Member, Remuneration Committee Member	—	400
Attila Csizmadia	Supervisory Board Member	—	6,272
György Varju	Supervisory Board Member	—	37
Péter Vermes	Supervisory Board Member	3,600	8,800
Dr. Tamás Pásztory	Chief Human Resources and Legal Officer	70,000	—
Zoltán Tankó	Chief Operating Officer, Business Services LoB	88,200	1,100
Christopher Mattheisen	Chief Operating Officer, Wireline Services LoB	102,200	—
Total		1,834,308	100,947

The following table sets out information relating to holdings of ordinary shares by our directors and executive officers at December 31, 2006:

Name	Position	No. of Options Owned	No. of Shares Owned
Christopher Mattheisen	Chairman-CEO, Board Member		—
Dr. Klaus Hartmann	Board Member	103,600	8,000
Dr. Mihály Gálik	Board Member		1,000
Horst Hermann	Board Member, Remuneration Committee Member	—	400
Attila Csizmadia	Supervisory Board Member	—	6,272
György Varju	Supervisory Board Member	—	417
Péter Vermes	Supervisory Board Member	3,600	8,800
Dr. Tamás Pásztory	Chief Human Resources and Legal Officer	70,000	—
Zoltán Tankó	Chief Operating Officer, Business Services LoB		1,100
Total		177,200	25,989

For information about share options, see Note 28 to the consolidated financial statements.

ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As of April 3, 2006, the share capital of Magyar Telekom Plc. is HUF 104,276,831,500, consisting of 1,042,768,215 Series “A” ordinary shares and one Series “B” voting preference share. All Series “A” ordinary shares have a nominal value of HUF 100 each and the Series “B” Share has a nominal value of HUF 10,000. The holder of the Series “B” Share enjoys certain preferential voting and other rights. See “Item 10—Additional Information—Voting Rights and Voting—Series “B” Share” and “Transfer of Shares”.

Ordinary shares outstanding as of December 31, 1999 amounted to 1,037,281,600 shares. In June 2000, 630,000 ordinary shares of the Company were registered, which increased Magyar Telekom Plc.’s number of registered ordinary shares to 1,037,911,600. Of the newly issued shares, 77,270 ordinary shares were traded outside Magyar Telekom. Consequently, the number of shares outstanding increased to 1,037,358,870 shares.

In 2002, the remaining 552,730 shares from the June 2000 transaction issue were traded outside Magyar Telekom. In addition, as a result of the new management stock ownership program launched in 2002, we issued 4,900,000 shares of common stock, which were repurchased immediately. As a result, the number of registered shares increased to 1,042,811,600.

At the end of February 2006, TMH was merged into Magyar Telekom Plc. According to the Hungarian Act on Business Associations it is not mandatory for the shareholders to remain shareholders of the merged company and the company’s share capital should be reduced by the nominal value of the shares held by departing shareholders. When departing shareholders stated to leave the merged Company, MagyarCom, as controlling stakeholder, also had to divest some of the interest in Magyar Telekom to avoid a public offering procedure. As 43,385 shares were divested by departing shareholders, the number of ordinary shares outstanding decreased to 1,042,768,215 as of February 28, 2006, when the Court of Registry registered the merger.

Information concerning our ownership structure as of December 31, 2005 is set out in the following table:

		Percentage of
Shareholder	Number of shares	share capital
MagyarCom	617,452,081	59.21
Publicly traded(1)	422,902,860	40.55
Treasury shares	2,456,659	0.24
	1,042,811,600	100.00
Holder of Series “B” Shares(2)	1

(1)          Of our publicly traded shares, JP Morgan Chase Bank had 17,925,549 ADRs, evidencing 89,627,745 shares on its accounts as of December 31, 2005, for registered holders, such amount representing 8.6 percent of the total shares outstanding. We do not know whether this percentage may be indicative of the percentage of our ordinary shares held by U.S. persons. Also, the members of the Board of Directors, Supervisory Board and the management own a total of 100,947 shares.

(2)          Par value of Series “B” Share is HUF 10,000.

Information concerning our ownership structure as of April 3, 2006 (after the merger has been registered by the Court of Registry) is set out in the following table:

		Percentage of
Shareholder	Number of shares	share capital
MagyarCom	617,452,081	59.21
Publicly traded(1)	422,859,475	40.55
Treasury shares	2,456,659	0.24
	1,042,768,215	100.00
Holder of Series “B” Shares(2)	1

(1)          Of our publicly traded shares, JP Morgan Chase Bank had 16,697,034 ADRs, evidencing 83,485,170 shares on its accounts as of April 3, 2006, for registered holders, such amount representing 8.0 percent of the total shares outstanding. We do not know whether this percentage may be indicative of the percentage of our ordinary shares held by U.S. persons. Also, the members of the Board of Directors, Supervisory Board and the management own a total of 100,947 shares.

(2)          Par value of Series “B” Share is HUF 10,000.

Information concerning our ownership structure as of December 31, 2006 is set out in the following table:

		Percentage of
Shareholder	Number of shares	share capital
MagyarCom	617,452,081	59.21
Publicly traded(1)	422,859,475	40.55
Treasury shares	2,456,659	0.24
	1,042,768,215	100.00
Holder of Series “B” Shares(2)	1

(1)          Of our publicly traded shares, JP Morgan Chase Bank had 12,229,840 ADRs, evidencing 61,149,200 shares on its accounts as of December 31, 2006, for registered holders, such amount representing 5.9 percent of the total shares outstanding. We do not know whether this percentage may be indicative of the percentage of our ordinary shares held by U.S. persons. Also, the members of the Board of Directors, Supervisory Board and the management own a total of 25,989 shares.

(2)          Par value of Series “B” Share is HUF 10,000.

The number of treasury shares held by Magyar Telekom declined from 2,456,659 to 1,917,824, due to options exercised as part of the company’s management incentive program on December 29, 2006. The decreased share number was reflected in the company’s share register from January 2, 2007, as the settlement date of the transactions was on the first working day following the trade date.

One of the current directors was nominated by the holder of the Series “B” Share pursuant to the Articles of Association, seven of the current directors were nominated by MagyarCom and two of the current directors are independent; MagyarCom therefore controls Magyar Telekom.

SBC and DT jointly managed and operated MagyarCom until SBC’s 50 percent ownership in MagyarCom was transferred to DT in June 2000. DT now controls Magyar Telekom indirectly.

The Government of Hungary.   The Hungarian government has significant influence over our activities as the holder of the Series “B” Share and as the regulator of the Hungarian telecommunications sector. Ownership of the Series “B” Share gives the Hungarian government, through the Minister, certain special rights in the election of one member of each of the Board of Directors and the Supervisory Board and the right to require the Ministry’s consent for certain other decisions taken at the general shareholders’ meeting. A new bill has been submitted to Parliament which, if approved, will transform the “B” share into an ordinary share and thus abolish these special rights. The Hungarian government, acting through the Ministry and various regulatory bodies under its supervision, also exercises regulatory control over our telecommunications activities.

Related party transactions

For a discussion of related party transactions, see Notes 17 (a) and 31 to the consolidated financial statements.

ITEM 8—FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS

See “Item 17—Financial Statements”.

OTHER FINANCIAL INFORMATION

Legal proceedings

Legal proceedings pending before the competent courts, affecting Magyar Telekom in excess of HUF 500 million

Universal Telecommunications Support Fund

In January, 2002, the Prime Minister’s Office entered into an agreement with Magyar Telekom Plc. to revise and terminate the Nationwide Concession Contract and Local Concession Contracts signed in 1994 and to establish terms of universal telecommunications services to be provided by Magyar Telekom. According to the agreement, the Universal Telecommunications Fund, established by the Communications Act, was obliged to pay certain fees to universal service providers, as specified in the relevant laws. The Universal Telecommunications Fund failed to make this payment when due. Magyar Telekom Plc. unsuccessfully tried to compel payment in an out-of-court procedure. In June 2004, Magyar Telekom Plc. requested a municipal court to compel the legal successor of the Universal Telecommunications Fund (the Universal Electronic Telecommunications Fund) to pay HUF 194 million in interest for the late payment plus legal costs. In July 2004, Magyar Telekom Plc. increased its claim by HUF 3,294 million, the unpaid sum for 2003. Accordingly, our total claim is now HUF 3,488 million. Currently there is also a public administration procedure under way in relation to the case the subject matter of which is the making of a resolution defining the necessary contributions for 2004. Following the suspension of both procedures Magyar Telekom Plc. requested their continuation.

In the public administration procedure the Budapest Metropolitan Court in its ruling in November 2006 upheld Magyar Telekom Plc’s claim and regarded the second instance decision of the Chairman of the Council of National Communications Authority (“NCA”)—in which he confirmed the first instance decision of the NCA on the amounts due to Magyar Telekom in respect of 2004—as unlawful, annulled the decision and ordered the NCA to initiate new proceedings.

Furthermore, in January 2007 the Budapest Metropolitan Court upheld Magyar Telekom Plc’s claim and obliged the Fund to pay to Magyar Telekom Plc. the late payment interest it is entitled to after the amount due to Magyar Telekom Plc. for 2002 in the amount of HUF 194 million. The ruling is not final.

At the same time, the Budapest Metropolitan Court—applying the 2004 regulation with retroactive effect—ruled that the amount due to Magyar Telekom regarding 2003 can only be determined in a decision of the NCA. In the court appeal phase of this NCA procedure the Court also found Magyar Telekom Plc’s claim founded and obliged the NCA to initiate new proceedings. The sum defined in the decision concluding this procedure will be Magyar Telekom’s entitlement for 2003.

In its decision of December 1, 2004 the NCA ordered TMH to pay HUF 1,131 million to the Universal Electronic Telecommunications Fund. This decision was based on a regulation that was no longer applicable after October 1, 2004 and thus after this date the decision lacked legal grounds. TMH appealed the decision to the president of the Universal Electronic Telecommunications Fund who rejected the appeal. TMH then initiated a proceeding at the relevant court and requested the court to issue a stay, which was granted. The relevant court in its decision of September 15, 2005 annulled both decisions of the Universal Electronic Telecommunications Fund in favor of TMH and awarded TMH HUF 1 million in legal expenses. The Universal Electronic Telecommunications Fund submitted a plea for judicial review by the Supreme Court. On April 25, 2006 the Supreme Court ruled that the original resolution of the NCA should stay in place and hence Magyar Telekom (as the legal successor of TMH) will have to pay the above sum 15 days after the judgment is received in writing.

Since Magyar Telekom Plc. was entitled to receive—based on its statutory right as universal service provider—HUF 1,468 million from the Universal Electronic Telecommunications Fund (out of which HUF 619 million was transferred to Magyar Telekom Plc. earlier) and due to the fact that TMH merged into Magyar Telekom Plc., according to Magyar Telekom Plc’s interpretation of the relevant regulation, there was a legal possibility to net the claim of Magyar Telekom Plc. against that of the Fund and consequently TMH executed payment to the Universal Electronic Telecommunications Fund in the amount of HUF 282 million.

The Fund requested the Hungarian Tax Authority to execute prompt collection in the amount of HUF 849 million (HUF 1,131 million minus HUF 282 million) against Magyar Telekom. Magyar Telekom Plc. initiated proceedings against the Fund, asking the court to declare that the company has no outstanding debt towards the Fund.

Despite Magyar Telekom Plc.’s request delivered to the Tax Authority to stop or suspend its procedure, and not to start the execution—the Fund’s claim being unfounded in Magyar Telekom Plc.’s view—the Tax Authority executed the collection of the amount with interest.

Interconnection fees

In November 2002, the CAC designated TMH as a provider with SMP in the national interconnection market. TMH, under statutory obligations, filed its cost calculation methodology and relevant cost/rates data based on the mandatory LRIC model.

TMH withdrew the LRIC model, which it originally filed in December 2002, because the legal situation was unclear and no valid regulation providing a guideline for the LRIC model existed. The lack of such a guideline meant that equal treatment of market participants could not be ensured. The Chairman of CAC informed TMH that the CAC accepted the withdrawal, but it had to continue the procedure and ordered TMH to decrease its fixed-to-mobile termination fees by about 10 percent, effective September 1, 2003. This resulted in inconsistency with respect to call termination charges as Pannon was not under the same legal obligation, due to the staying order issued by the court of first instance on the execution of the SMP decision. However, Pannon later chose to follow TMH on its own initiative and lowered its mobile termination charges by five percent, effective October 1, 2003. TMH challenged the CAC’s decision in court on procedural grounds as the CAC had no legal right to continue to consider the procedure binding.

The court of first instance in its decision on March 3, 2005 found that the CAC’s decision was unlawful and ordered it to carry out a new procedure. The NCA did not appeal this decision, while TMH appealed the choice of regulations ordered to be used in the new proceeding. The judgment on the merits of the case is now final and binding. The second instance court accepted TMH’s arguments and ordered the NCA to apply the Electronic Communications Act in the new procedure. The NCA carried out a repeated procedure and in its decision set the same fees (40.50 HUF/minute peak, 22.50 HUF/minute off-peak) and noted that these fees should be applied to the period from August 11, 2003 to June 15, 2004. TMH filed suit against the decision at court.

In May 2004, the NCA ordered TMH to apply 37 HUF/peak minute and 20.50 HUF/off-peak minute fixed-to-mobile termination rates (approximately an 8.7 percent decrease), effective June 15, 2004. TMH challenged the decision in court and requested the court to suspend the execution of the resolution until the case is resolved. The court of first instance decided in favor of TMH but did not suspend the resolution of the NCA. The NCA filed its appeal against the decision and TMH also appealed against certain parts of the reasoning, requesting again that the court suspend the execution of the resolution. The second instance court decided that the NCA’s decision was of a temporary nature and thus TMH did not have the right of appeal and repealed the first instance court’s decision. The Supreme Court upheld that the NCA’s decision was of a temporary nature and thus TMH did not have a right of appeal. TMH is currently challenging this NCA decision in the court procedure relating to the NCA’s first market analysis decision of 2005 which could be considered the “final decision” in this respect.

Pursuant to the Electronic Communications Act, the NCA launched in March 2004 a new market assessment and analysis procedure to identify providers with SMP in certain relevant markets. The NCA completed the analysis on January 17, 2005 and found all three GSM mobile operators in Hungary as providers with SMP in their respective national voice call termination markets subject to regulatory obligations. The NCA’s decision perpetuated the asymmetry in the mobile operators’ termination fees, as it allows a 20 percent difference between the lowest and the highest termination fee. Because of this asymmetry, TMH filed a suit to challenge this decision in court. The first instance court repealed the 20 percent rule and certain other provisions of the NCA’s decision. The first instance court’s decision is not final or binding.

The NCA rejected the LRIC models and the proposed call termination fees of all three mobile operators and applied benchmarking to determine the termination fees. The NCA in its temporary decision of July 20, 2005 set TMH’s average termination fee at HUF 27.17, Pannon’s at HUF 29.44 and Vodafone’s at HUF 32.61. According to these decisions, these average termination fees were to be applied as of May 25, 2005. The decisions, among other things, do not define how to calculate the average, or which service’s termination the decisions apply to, or the unit to which the set HUF values apply, or how to apply the set fees with retroactive effect. The decisions are interpreted and applied in three different ways by the three mobile operators.

All three mobile operators filed suits against their respective decisions and requested the suspension of their application. The court has rejected all requests for suspension, including TMH’s suit, as the decision was temporary in nature. The NCA in its decision on September 13, 2005 made all three temporary decisions final, without making any changes to them. All three mobile operators filed suits against their respective decisions and requested the suspension of their application. The court rejected all parties’ requests to suspend the decisions. The case is still ongoing.

On September 14, 2005 the NCA published an Information Memorandum, which provided that the average termination fee set out in the 2005 termination fee decision is to be calculated based on weighted average, without specifying formulae to be used for the calculation. In its decision on November 22, 2005, the NCA found that TMH had charged termination fees at the level higher than specified by the termination fee decision, and ordered TMH to apply termination fees in compliance with the average termination fee prospectively and retrospectively. In addition, NCA imposed a fine of HUF 150 million. TMH challenged the decision in court and requested that the decision be repealed. The court of first instance in its decision of June 2006 annulled the decision of the NCA and obliged it to repeat its procedure. The NCA appealed against the decision.

In its decision of October 2, 2006 on the 2006 market analysis of the mobile termination market, the NCA identified all three mobile service providers as SMPs and prescribed obligations regarding access and interconnection, transparency, equal treatment, accounting separation and pricing, and also prescribed similar obligations in the modified 2005 decision.

On December 20, 2006 the NCA delivered its decisions on the mobile termination fees applicable from February 2, 2007. The rates are identical to those forecasted in the 2006 market analysis decision: 23.17 HUF/min for TMH, 26.16 HUF/min for Vodafone and 24.44 HUF/min for Pannon from February 2, 2007; 19.75 HUF/min for TMH, 20.99 HUF/min for Vodafone and 20.29 HUF/min for Pannon from January 1, 2008 and HUF/min 16.84 for all three operators from January 1, 2009. TMH filed suit against all three decisions and the other mobile operators filed suits against their respective decisions.

Base station disturbance

TMH is currently a defendant in numerous lawsuits in which various parties are seeking damages for alleged disturbance caused by base stations operated by TMH. The aggregate amount of such claims is HUF 546 million. TMH believes that these claims are ill founded, as base stations do not disturb owners of the neighbouring houses and fields in the use of their properties. Under this reasoning, some of the Courts of Appeals have remanded a number of unfavourable decisions rendered by the courts of first instance. The majority of the lawsuits are pending before the courts of first instance. We consider risks of the suits high, since the courts tend to rule in favour of the plaintiff in similar cases. TMH made a provision in its financial statements for the full amount of these claims.

Alleged trade mark violation of T-Online

OrigoApro.hu Kft. (“Origoapro.hu”) filed a lawsuit in May 2006 against T-Online Hungary for damages, its claims potentially amounting to HUF 19 billion. Origoapro.hu was established in 2004 and its claim is based on its trademarks “origoingatlan”, “origoapro” and “origoauto” which it requested to be registered in 2004 and eventually got registered in 2006.

Origoapro.hu requested the court:

•       to issue a preliminary injunction against the use of the trademark “origo” by T-Online Hungary’s portal;

•       declare a trademark violation;

•       order T-Online Hungary to stop the violation and to restrain from similar conduct in the future;

•       prove the exact amount of damages, i.e. revenues achieved by T-Online Hungary by using the trademark—the plaintiff claimed this was an amount up to HUF 19 billion.

Within the legal deadline, T-Online Hungary submitted a complaint, in which it asked the court to deny the request for an injunction and the plaintiff’s claim, stating that:

•       its trademarks had been registered before the current lawsuit (in 2000, 2001 and 2002) and provide sufficient protection in all product categories;

•       T-Online Hungary has been using these trademarks well before the establishment of the plaintiff (according to the relevant regulation on intellectual property, trademarks not registered but well-known in a country deserve protection);

•       the plaintiff’s conduct is not bona fide;

•       T-Online Hungary asked the court to declare that the plea for a preliminary injunction is unfounded and as potential negative financial effect the figure of HUF 15 billion was submitted.

Earlier in 2006, T-Online Hungary already initiated the deletion from the trademark registry Origoapro.hu’s trademarks in question.

T-Online Hungary requested the court suspend the proceeding while the deletion procedure is under way.

No exact amount for damages was defined by the plaintiff yet. Its claim is based on its own calculations of estimated revenues of Origo deriving from advertising activities.

Arbitration procedure initiated by fellow owner for non-approval of sale of shareholding

The shares of M-RTL are owned by CLT-UFA S.A. (49 percent), IKO-Telekom (31 percent) and Pearson (20 percent). Pearson intended to sell its shares to KOS Beteiligungs Verwaltungsgesellschaft

mbH („KOS”) which deal was not approved by the Extraordinary General Meeting of M-RTL. Pearson claims that this disapproval was unlawful and initiated proceedings at ICC, Paris and is seeking the annulment of the resolution, registration of KOS as a shareholder of M-RTL and possible damages.

The arbitration procedure shall be carried out under German procedural law and Hungarian substantive law. The value of the claim for damages is not known yet.

Unauthorized tapping and recording telephone conversations

A group of private individuals in Macedonia has claimed that their personal rights were violated as a result of unauthorized tapping and recording of their telephone conversations in the service area of Maktel and is seeking EUR 3.3 million for damages. In January 2001, the leader of the opposition party (the current President of the Republic of Macedonia) published a report on widespread unauthorized tapping of telephone lines in Macedonia. This is the first case of its kind in Macedonia. As a result, Maktel is not able to assess the likely outcome of the case.

Terminated agreement for collection services for overdue accounts

Newsphone DOO Skopje in Macedonia initiated proceedings against T-Mobile Macedonia, alleging that T-Mobile Macedonia unilaterally terminated an agreement for collection services for overdue accounts of T-Mobile Macedonia’s subscribers, to seek damages for the future profit and the compensation for services already rendered. Newsphone is seeking MKD 978.7 million (approximately EUR 16.0 million) plus interest from April 18, 2002, for the lost profit, and MKD 4.4 million (approximately EUR 0.1 million) plus interest from May 15, 2002, for services already rendered. T-Mobile Macedonia believes that Newsphone breached several of its contractual obligations in the “trial period,” during which T-Mobile Macedonia may evaluate the services of Newsphone, and if not satisfactory, terminate the agreement. The case is in its initial phase. T-Mobile Macedonia expects the resolution of this lawsuit to take a long time, due to complexities of the case and the large amount of damages sought. T-Mobile Macedonia is unable to assess the likely outcome of the case.

Abuse of dominant position by Maktel on wholesale ADSL market

Macedonia On-Line (“MOL”) filed a lawsuit against Maktel based on the Competition Authority’s (“CA”) 2003 decision, according to which Maktel abused its dominant position because it did not offer wholesale ADSL to the other ISP in Macedonia while launching its own ADSL service and because it refused to offer third party billing to the other ISP with the same conditions as it offered to its own Internet business.

MOL requests damages on the same grounds in the amount of EUR 3.5 million. MOL also requested the court to order Maktel—as an interim measure - to stop ADSL and dial-up sales until the final court decision. This was refused by the court but appealed by MOL.

At the preliminary hearing held on September 4, 2006, MOL withdrew its request for an interim measure enjoining future sales of Maktel retail ASDL. The court accepted the withdrawal.

Administrative fee—abuse of dominant position by Maktel

On February 27, 2006, the Macedonian Commission for Protection of Competition (“CPC”) started a procedure against Maktel with a complaint that in its invoices for telecommunication services from March 2005 onwards Maktel charges subscribers an administrative fee of two percent on the traffic, which - according to the CPC - raises serious suspicion that Maktel abuses its dominant market position. Maktel in its answer stated that its administrative fee does not amount to the abuse of its dominant market position.

The CPC enacted a first instance decision that Maktel should stop charging the two percent. Maktel submitted an appeal. The Commission affirmed the first instance decision from the CPC. The CPC decision was final from June 19, 2006, executable from July 5, 2006. Maktel challenged this second instance decision to the Supreme Court. This will not delay the execution of the decision. Maktel is still waiting for a decision from Supreme Court.

Starting from June 2006, Maktel stopped charging the two percent administrative fee and decided to impose a fixed charge for covering the costs for preparation of the bill, based on the rationale that the CPC’s decision prohibited only charging the two percent fee and not an administrative fee as such.

Currently it seems that the Commission does not consider the fixed charge legal, either. The CPC filed a misdemeanor suit against Maktel for not respecting the CPC decision and still charging a fee.

The potential risk is calculated based on revenue loss from the fixed charge of administrative fee in case CPC decides that fixed charge is not in accordance with their decision. The maximum amount of fine that might be imposed on Maktel is up to 10 percent of the aggregate annual turnover of the company, realized in the business year preceding the year when the misdemeanor has been committed. In addition, a fine amounting from 100,000 to 600,000 MKD might be imposed on the person responsible in the legal entity for committing the misdemeanor. Enforcement of the resolution of the CPC is postponed by Maktel’s appeal, however experience shows that the resolutions of the regulatory bodies are confirmed in the second instance decisions with almost 100 percent certainty.

Subscribers may also ask reimbursement on administrative fee charged by Maktel in a separate civil procedure and the possibility to win the cases is 70 percent in favor of the subscribers (for both two percent case and fixed amount case). Regarding the misdemeanor procedure against Maktel for abusing its dominant position with charging the two percent fee, we estimate the possibility that Maktel will to win the case to be 50 percent. The amount of the possible fine, imposed to Maktel, cannot be predicted.

Proceedings before the tax authority affecting Magyar Telekom in excess of HUF 500 million

Magyar Telekom Plc. filed with the Municipal Court a claim against the Municipal Administration Office of Budapest to challenge local tax charges levied since May 1, 2004, in the aggregate amount of HUF 5.5 billion, as we believe that these local taxes were assessed in breach of relevant EU laws. The following subsidiaries also filed similar claims: TMH (HUF 2.9 billion), T-Kábel Hungary (HUF 239.1 million), T-Online Hungary (HUF 464.1 million) and BCN (HUF 159.6 million). We are unable to assess the likely outcome due to the novel nature of these cases.

Revenues (after certain deductible expenses) are subject to local tax imposed by numerous localities with the maximum rate of two percent. Such revenues are taxed by localities from which they are derived in Hungary. The Budapest Municipality initiated an audit of local taxes for the years 1996-2001 in 2002. The Budapest Municipality in its report challenged the allocation method of TMH for local taxes. TMH has initiated discussions with the Budapest Municipality and the Ministry of Finance to resolve this issue. Since the beginning of 1998, TMH has paid local taxes in respect of base stations to local governments. According to the City of Budapest, TMH should have paid the local tax not to the local governments but to the City of Budapest. In its first and second instance decisions, the Budapest tax authority found that TMH had unpaid tax liabilities of HUF 2.1 billion and collected this amount. TMH challenged the decisions of the Budapest tax authority in court. The court in its final decision ruled against TMH. TMH appealed this decision to the Supreme Court. On April 13, 2006, the Supreme Court requested the court of first instance to start new proceedings regarding the allocation of revenues between the different territories by TMH. However, this decision shall not impact the obligations of TMH. TMH made a payment of HUF 519 million, the expected tax liabilities, to the Budapest Municipality in respect of tax years 2002-2003.

M-RTL initiated a lawsuit to challenge its local tax liabilities in the amount of HUF 653.6 million. The Municipal Court suspended the case until final decision is reached by the European Court of Justice in a similar case submitted by the Komárom-Esztergom County Court.

Investigation into certain consultancy contracts

In the course of conducting their audit of our 2005 financial statements, PwC identified certain contracts the nature and business purposes of which were not readily apparent. PwC notified the Audit Committee and advised them to retain independent counsel to conduct an investigation into these contracts. Our Audit Committee retained White & Case, as its independent legal counsel, to conduct the investigation. Based on the documentation and other evidence obtained by it, the White & Case investigation has preliminarily concluded that it was unable to determine a proper business purpose for four consulting contracts entered into in 2005, and further found that certain employees had destroyed evidence that was relevant to the investigation. We have taken and are taking remedial measures to address weaknesses in our control environment that were revealed by the investigation. The investigation and consequent delay in completing the audit of our 2005 financial statements has led to a delay in filing this annual report. See “Item 3—Risk Factors” and “Item 15—Controls and Procedures.”

Dividend Policy

Shareholders have approved payment of cash dividends of HUF 76,122 million, equal to HUF 73 per share. The record date for payment of the dividends is January 5, 2007.

Under Hungarian law, the Company is permitted to pay annual dividends out of profits and profit reserves, determined on the basis of the annual unconsolidated accounts prepared in accordance with Hungarian Accounting Rules, following a declaration by the annual general meeting of shareholders. Prior to the approval of the annual unconsolidated accounts, the Company’s shareholders at a general meeting may also declare a dividend advance on the basis of an interim set of financial statements. The general meeting of shareholders may decide to declare a higher or lower dividend than that recommended by the Board of Directors, provided that the Company’s shareholders’ equity under Hungarian Accounting Rules would still meet the statutory requirements following the dividend payment.

The general meeting of shareholders may also decide not to declare dividends, even if the Board of Directors recommends such a declaration. The Company distributes dividends to holders of shares duly registered in the shareholders’ register as the legal owners of shares on the date determined by the general meeting to be the dividend record date.

The determination of whether to pay dividends and of the amount of dividends paid depends upon, among other things, the Company’s earnings, financial condition and cash requirements, applicable restrictions on the payment of dividends under Hungarian law and any other factors the Board of Directors may consider relevant. As of December 31, 2005, the profit reserves available for distribution were approximately HUF 282,000 million.

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

In the medium-term, our strategic priority is to continue our search for and execution of value-accretive acquisitions. According to our current estimate, these potential future transactions require balance sheet flexibility with a net debt ratio (net debt to net debt plus total equity) in the range of 30-40 percent.

Significant changes

For a discussion of subsequent events, see Note 32 to the consolidated financial statements.

ITEM 9—THE OFFER AND LISTING

In November 1997, shareholders of Magyar Telekom Plc. completed a Hungarian and international initial public offering of shares. Magyar Telekom Plc. shares were listed in the “A” category of the Budapest Stock Exchange, and Magyar Telekom Plc. ADSs, each representing five ordinary shares, were listed on the New York Stock Exchange. The total number of shares sold in the initial public offering was 272,861,367, or 26.31 percent of the total outstanding shares, for an aggregate offering price of over U.S.$ 1 billion. The offer price was HUF 730 per share and U.S.$ 18.65 per ADS.

In June 1999, ÁPV sold its remaining 5.75 percent stake in Magyar Telekom Plc. through a secondary offering. The total number of shares sold was 60,096,515, out of which MagyarCom sold 581,319 shares under a greenshoe option. The offer price was HUF 1,273 per share and U.S.$ 26.50 per ADS. The ADSs are eligible for quotation and trading on Stock Exchange Automated Quotation System (“SEAQ”) International.

Trading on the New York Stock Exchange

The table below sets forth the high and low closing sales prices for the ADSs on the New York Stock Exchange for the periods indicated:

	Price per ADS
	High	Low
	(U.S.$)
2001	23.75	11.32
2002	19.83	13.89
2003	21.67	15.89
2004	24.79	18.70
2005	26.64	19.27
First Quarter	26.64	22.44
Second Quarter	23.68	19.27
Third Quarter	26.15	21.12
Fourth Quarter	26.20	21.48
2006	28.03	17.26
First Quarter	24.80	21.48
Second Quarter	24.69	17.26
Third Quarter	21.29	18.77
Fourth Quarter	28.03	19.89
2006
August	21.29	19.05
September	21.10	19.78
October	23.27	19.89
November	25.00	22.81
December	28.03	24.00
2007
January	26.62	24.32

Source: Bloomberg

Trading on the Budapest Stock Exchange

The table below sets forth the high and low closing sales prices for the shares on the Budapest Stock Exchange for the periods indicated:

	Price per Share
	High	Low
	(HUF)
2001	1,318	571
2002	1,056	685
2003	915	711
2004	960	769
2005	1,092	800
First Quarter	980	854
Second Quarter	900	800
Third Quarter	1,092	855
Fourth Quarter	1,085	916
2006	1,072	759
First Quarter	1,030	940
Second Quarter	985	759
Third Quarter	915	821
Fourth Quarter	1,072	863
2006
August	910	821
September	915	865
October	963	863
November	1,014	935
December	1,072	923
2007
January	1,060	968

Source: Bloomberg

ITEM 10—ADDITIONAL INFORMATION

Share Capital

As of December 31, 2005, the share capital of the Company was HUF 104,281,170,000, consisting of 1,042,811,600 Series “A” ordinary shares and one Series “B” voting preference share.

At the end of February 2006, TMH was merged into Magyar Telekom Plc. According to the Hungarian Act on Business Associations it is not mandatory for the shareholders to remain shareholders of the merged company and the company’s share capital should be reduced by the nominal value of the shares held by departing shareholders. When departing shareholders stated to leave the merged Company, MagyarCom, as controlling stakeholder, also had to divest some of the interest in Magyar Telekom Plc. to avoid a public offering procedure. As 43,385 shares were divested by departing shareholders, the number of shares outstanding decreased to 1,042,768,215 as of February 28, 2006, when the Court of Registry registered the merger.

As of April 3, 2006, the share capital of Magyar Telekom Plc. was HUF 104,276,831,500, consisting of 1,042,768,215 Series “A” ordinary shares and one Series “B” voting preference share.

All Series “A” ordinary shares have a nominal value of HUF 100 and the Series “B” Share has a nominal value of HUF 10,000. The holder of the Series “B” Share enjoys certain preferential voting and other rights described below.

Shareholders are entitled to receive dividends in proportion to the aggregate nominal value of shares held by such shareholders out of the distributable reserves assigned for distribution by the general meeting. The dividend entitlement lapses after five years from the first payment date.

Option to Purchase Securities from Registrant or Subsidiaries

For a discussion of share-based compensation, see Note 28 to the consolidated financial statements.

Memorandum and Articles of Association

Magyar Telekom Plc. is a limited liability stock corporation, organized under the Act IV of 2006 on Business Associations and registered with the Court of Registration in Budapest under the entry number 01-10-041928. The purpose of the Company is identified in paragraph 1.6 of the Articles of Association as follows: The Company is authorized to provide public telephone services within the entire territory of the Republic of Hungary, along with certain closely related auxiliary services.

Corporate Governance

Hungarian stock corporations are governed by four separate bodies: the general meeting of shareholders, the Supervisory Board, the Audit Committee and the Board of Directors. Their roles are defined by law and by the Company’s memorandum and Articles of Association and may be described generally as follows:

General Meeting of the Shareholders

The supreme decision making body of the Company is the general meeting of shareholders. If required, extraordinary general meetings may be held at any time. A general meeting is convened as frequently as set forth in the Articles of Association, but no less than once a year.

The Board of Directors must call an annual general meeting to approve the audited statutory financial statements for the prior year. Shareholders holding at least five percent of the outstanding shares may require the Board of Directors to hold an extraordinary general meeting. The Board of Directors and the Supervisory Board also have the right to call an extraordinary general meeting. The Court of Registration may call a general meeting if, following the request of shareholders holding at least one-tenth of the outstanding shares, the Board of Directors fails to take any action within 30 days, or if the Board of Directors fails to call a general meeting within the periods prescribed by law or the Articles of Association.

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

•       the number of members of the Audit Committee falls below three;

•       the auditor and the Board of Directors fail to conclude the assignment contract regarding the auditing activities within 90 days upon the date of the general meeting that elects the auditor; or

•       upon the request of holder of the Series “B” Share.

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

A general meeting meets a quorum if shareholders representing more than half of the voting shares are present in person or by proxy. If an agenda item requires an affirmative vote of a holder of the Series “B” Share, for a quorum, the holder of the Series “B” Share must also be present at the meeting in person or by proxy.

If the general meeting does not have a quorum, it will be reconvened on the same day. A reconvened general meeting will have a quorum for those matters on the original agenda, regardless of the number of shareholders present, except for matters requiring the holder of the Series “B” Share to be present.

The general meeting of the shareholders has the sole right to:

1.                approve and amend the Articles of Association unless otherwise provided by law;

2.                increase (except for the cases falling into the scope of authority of the Board of Directors) or decrease the Company’s registered capital unless otherwise provided by law;

3.                amend the rights attached to a series of shares or change their class;

4.                merge, consolidate, separate, terminate, dissolve, liquidate or transform the Company into another form of association;

5.                decide on the approval of a public offer on own shares;

6.                decide on issuing convertible or subscription right bonds unless otherwise provided by law;

7.                to elect, remove and determine the remuneration of the members of the Supervisory Board, the Audit Committee and the Board of Directors;

8.                elect, remove and determine the remuneration of the Auditor of the Company and to define the contents of the essential elements of the contract to be concluded with the auditor;

9.                approve the financial statements, the management report and to decide on the utilization of after tax earnings;

10.         approve changes in the Company’s registered scope of activities;

11.         designate persons entitled to subscribe for new shares in a closed subscription;

12.         alter the number or nominal value of the Series “B” Share and the rights attached to the Series “B” Share;

13.         approve listing of the Company’s shares on a stock exchange;

14.         approve delisting of the Company’s shares from a stock exchange subject to any group of shareholders agreeing to make a public tender to purchase the shares of those shareholders who do not vote in favor of delisting;

15.         decision on the acquisition of the Company’s own shares;

16.         approve an issue that is within its competence pursuant to law or the Company’s Articles of Association;

17.         transfer or encumber a valuable right held by the Company that enables it to continue a specific activity of the Company;

18.         transfer all or substantial part of the Company’s assets;

19.         generally approve acquisition of shares which would result in a person or persons acting in concert holding ten percent or more of the outstanding voting shares of the Company;

20.         approve payment of a dividend advance determined on the basis of interim accounting unless otherwise provided by law;

21.         decision on the exclusion of subscription preference right; and

22.         evaluate the work of the members of the Board of Directors in the previous business year and decide on granting relief to the members.

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

The Audit Committee

The general meeting elects a 3-5 member Audit Committee from the independent members of the Supervisory Board for the same duration as the membership of the relevant members in the Supervisory Board according to Section 8.2.1. The Audit Committee shall act within its scope of authorities provided for the Supervisory Board in the Act on Business Associations and these Articles as well as the rules of the Budapest Stock Exchange and the New York Stock Exchange and the regulations of the SEC. The Audit Committee oversees the work of the Company’s independent auditor, evaluates the operation of the financial reporting system and the efficiency of the internal audit function.

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

The member of the Board of Directors must act with the due care that can be generally expected from persons in such a position and shall be held liable, in accordance with provisions of general rules of civil law, for damages to the Company caused by their failure to carry out their tasks in the best interest of the Company. If the damage was caused by the resolution of the management as a body, those members are exempted from such liabilities who did not participate in the voting or voted against the resolution in question. The members of the Board of Directors shall bear unlimited, joint and several liability for all and any damage resulting from untruthfulness of any data, right or fact entered into the share register or any damage resulting from a late or non-existing entry.

Capital Increases and Preemptive Rights

Any increase in the registered capital of the Company is implemented in accordance with a resolution of the general meeting of shareholders or a resolution of the Board of Directors by means of issuance of new shares, either in a public offering or a private placement of shares, by converting the Company’s reserves in excess of the registered share capital into authorized share capital or by converting convertible bonds into shares. If the general meeting authorizes issuance of new shares, the shareholders of the Company by a three-quarter majority vote and with the approval of the ‘B’ series shareholder may pass a resolution at a general meeting granting existing shareholders preemptive rights in proportion to their shareholdings.

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

Voting Rights and Voting

Each ordinary share entitles the holder to one vote. Only shareholders or their proxies registered in the shareholders’ register six business days prior to a general meeting may cast a vote. The Series “B” Share has special voting rights as described below. The matters listed in clauses 1. to 6. and 11. to 14. above, any decision overriding a resolution of the Board of Directors and preemptive shareholder rights in the event of a capital increase, all require a three-quarter majority of votes cast by the shareholders present or represented at the general meeting. All other matters submitted to a general meeting require only a simple majority vote.

There is no limitation on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the ordinary shares.

Series “B” Share

The Hungarian government owns the Series “B” Share. Only the Minister or his legal successor may exercise rights attached to the Series “B” Share. Except as described below, the Series “B” Share has the same rights as the ordinary shares. The holder of the Series “B” Share is entitled:

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

Significant Differences in Corporate Governance Practices for Purposes of Section 303A.11 of the New York Stock Exchange Listed Company Manual (“NYSE Manual”)

Corporate governance principles for Hungarian stock corporations are set forth in the Hungarian Act CXLIV of 1997 on Business Associations (the “Companies Act”). The Companies Act, along with other related laws and regulations, describes and summarizes the basic mandatory statutory corporate governance principles applicable for stock corporations in Hungary.

In 2004, the Budapest Stock Exchange issued its Corporate Governance Recommendations (the “Recommendations”) containing suggestions related to corporate governance for companies listed in the Hungarian stock exchange, taking account of the most commonly used international principles, of experiences gathered in Hungary, and of the characteristics of the Hungarian market.

We believe the following to be the significant differences between Hungarian corporate governance practices, as implemented by us and those applicable to U.S. companies under the NYSE listing standards.

The Recommendations do not set forth mandatory provisions of law

The Recommendations, as expressed by the title, make suggestions regarding recommended, applicable corporate governance practices for listed companies on the Budapest Stock Exchange. Alignment and compliance with the Recommendations are not mandatory.

The publication of a so-called “Declaration”, whereby the issuers provide information on their corporate governance practices in comparison with the contents of the Recommendations on a “comply or explain” basis, is mandatory for us.

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

Magyar Telekom has a two-tier board system

A Hungarian public stock corporation’s shareholders have the power to decide under the new Companies Act whether they want to have both a Supervisory Board and a management board named

Board of Directors or the unitary board structure. Under the Companies Act, the two boards are separate and no individual may be a member of both boards. Close relatives of a member of the Board of Directors may not be elected as a member of the Supervisory Board or vice versa at the same stock corporation. The members of both boards are appointed and removed by the general meeting and owe a duty of loyalty and care to the stock corporation.

The Board of Directors is responsible for managing the company and representing the company in its dealings with third parties. The Board of Directors is also required to ensure appropriate risk management within the corporation and to establish an internal monitoring system.

Our Board of Directors, however, is not a management body. In other words, it does not conduct the daily operations of the Company. It has the authority to deal with all matters not reserved for the general meeting. Amongst other things, it approves the Company’s strategy and business plan, organizational restructuring actions of major impact, as well as the conclusion of major transactions, employs and dismisses the CEO and other Chief Officers, defines their remuneration, sets the targets for top management and evaluates their performance.

The Board of Directors has set up the Management Committee composed of the CEO and all Chief Officers to conduct the day-to-day operations of the Company.

The Supervisory Board of a stock corporation supervises the activities of the management for the general meeting. It acts as an independent body, elects a chairman from among its members, and passes its resolutions by simple majority. The Audit Committee helps the work of the Supervisory Board.

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

The Supervisory Board of a large company like ours is subject to the principle of employee participation in the decision making process concerning the company’s fundamental business direction. Under the Companies Act, our Supervisory Board includes representatives of the shareholders and representatives of the employees, and our employees have the right under the Companies Act to elect one-third of the Supervisory Board members.

The committees required by the NYSE Manual are not fully required under the Companies Act.

Hungarian corporate law allows, but does not require committees to be established in business associations. The only exception is that public limited companies have to set up an Audit Committee consisting of at least three members. The Articles of Association of the Company may, under the Hungarian regulations, assign certain supervisory tasks to the Audit Committee.

The Companies Act gives the exclusive right to the general meeting to establish the audit committee of the Company (the “Audit Committee”). The new law fully complies with the relevant U.S. laws and SEC regulations applicable for NYSE listed companies.

The Audit Committee is a permanent committee beside the Supervisory Board; its members are selected from independent Supervisory Board members.

We are required to disclose information concerning any “audit committee financial expert” (as defined in the relevant SEC rules) serving on our audit committee, the fees we pay to the auditors for various services and the policies we have for approving engagements of the auditors in advance.

Aiming to further enhance accuracy and completeness of the information disclosed to security holders and investors, the Management Committee of the Company has resolved to establish a disclosure committee (the “Disclosure Committee”). This committee ensures that our disclosures are made in a timely manner and in line with the requirements of the applicable laws and the NYSE, the Budapest Stock Exchange or the Securities and Exchange Commission regulations.

The Disclosure Committee, made up of individuals together knowledgeable in the significant and diverse aspects of the Company’s business, finance and risks, assists the CEO and the CFO in fulfilling their responsibility for oversight of the processes that assure the accuracy and timeliness of the disclosures made by the Company.

The Board of Directors has established a remuneration committee (the “Remuneration Committee”) which performs the functions of both compensation and nomination committees. All its members are elected by the Board of Directors from among its own members. The Remuneration Committee makes proposals to the Board of Directors regarding the nomination of CEO and Chief Officers, their compensation, bonus targets and monitors their performance. The Remuneration Committee is also responsible for the development of nomination standards and initiates the self-evaluation of the members of the Board of Directors.

Hungarian corporate law generally requires shareholder approval for a wider range of transactions and activities than the NYSE Manual

The NYSE Manual requires U.S. companies to seek shareholder approval for certain equity compensation plans and issuances of common stock. Under the Companies Act on the other hand, shareholder approval is required for amendments to the Articles of Association, certain corporate measures, such as the issuance of new shares and convertible bonds or bonds with subscription rights, the authorization to purchase the corporation’s own shares and other key corporate events.

Shareholder approval in a Hungarian stock corporation is obtained in an Annual General Meeting, which must be held at least once a year. At the Annual General Meeting the shareholders also elect their representatives to the Supervisory Board, the Audit Committee and the Board of Directors, resolve the appropriation of distributable balance sheet profit, and approve the rules of procedure of Supervisory Board. In addition, the corporation’s external auditor is appointed by a shareholders’ resolution based on a proposal by the Board of Directors.

Material contracts

Acquisition of Maktel

In December 2000, we, on behalf of a consortium, reached agreement with the government of Macedonia to acquire a 51 percent interest in Maktel on its privatization. The acquired interest was then transferred on January 16, 2001 to a newly established Macedonian acquisition vehicle, Stonebridge.

Under an agreement among Magyar Telekom Plc., SEEF Holdings Ltd. (“SEEF”) and CosmoTelco Added Value Services S.A (“CosmoTelco”), the latter two acquired a 6.1 percent and a 7.4 percent interest respectively in Stonebridge, reducing our investment in Stonebridge to EUR 301.5 million. We retained an 86.5 percent interest in Stonebridge, which represented a 44 percent interest in Maktel. Since then, Magyar Telekom Plc. has increased its ownership to 100 percent in Stonebridge, representing a 51 percent interest in Maktel.

On November 24, 2005, Magyar Telekom Plc. announced that it is simplifying the ownership structure of its interest in Maktel through the liquidation of Stonebridge. Following the liquidation, Magyar Telekom Plc. will directly own its shares in Maktel.

The Macedonian government has announced that it plans to sell its 45 percent stake in Maktel. On May 30, 2006, the General Meeting of Maktel authorized the management of the company to buy a maximum of 10 percent of the shares of Maktel from the government. The Macedonian government’s auction to sell shares in Maktel was held between June 5 and June 9, 2006. During the auction, Maktel bought a total of 10 percent of the company’s shares (9.9 percent for EUR 60.3 million plus 0.1 percent for EUR 0.6 million), while 0.3 percent was sold to other investors. Following the share purchase, Magyar Telekom’s voting rights in Maktel, through its subsidiary Stonebridge, reached 56.7 percent. In terms of share ownership, Magyar Telekom (through Stonebridge) has 51 percent, the government 36.81 percent, IFC 1.88 percent and minority shareholders 0.31 percent of Maktel’s shares, while 10 percent is held by Maktel as treasury shares.

Acquisition of Crnogorski Telekom

On January 14, 2005, the Montenegrin Privatization Agency declared Magyar Telekom Plc. the winner of a tender for a 51.2 percent interest in Crnogorski Telekom. On March 16, 2005, we announced that we had signed a Share Purchase Agreement to acquire 51.12 percent of all outstanding shares of Crnogorski Telekom from the government of Montenegro for EUR 114 million. The transaction was consummated at the end of March 2005. At the same time, we acquired an additional 21.92 percent interest in Crnogorski Telekom from minority shareholders for EUR 22.87 million.

As a result of the public offer, Magyar Telekom has acquired an additional 3.49 percent stake in Crnogorski Telekom for EUR 3.64 million, increasing its stake to 76.53 percent by May 24, 2005. Hence, the purchase price of Crnogorski Telekom totaled EUR 140.51 million.

Crnogorski Telekom’s balance sheet was consolidated in our accounts as at March 31, 2005, while the results of Crnogorski Telekom were included in our consolidated income statement from the second quarter of 2005.

Exchange Control

Investment by foreigners in Hungarian securities is regulated by Act XXIV of 1988 on Foreign Investments, as amended (the “Foreign Investment Act”), Act XCIII of 2001 on Elimination of Foreign Exchange Restrictions, as amended (the “Liberalization Act”) and Act CXX of 2001 on the Capital Market, as amended (the “Capital Market Act”) and implementing decrees. The Foreign Investment Act and the Capital Market Act regulate foreign investment in Hungarian equities. In addition, the Capital Market Act and the Liberalization Act regulates foreign investment in Hungarian debt instruments and flows of cash. The regulations under these acts do not restrict foreigners from investing in registered shares issued by Hungarian companies, nor do they limit the number of shares foreigners may own. In addition, foreigners may establish wholly owned subsidiaries in Hungary to acquire all the shares of a Hungarian company.

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

•       freely sell securities and instruments not qualifying as securities to domestic persons in HUF and in foreign currency; and

•       freely invest in short-term instruments and securities in Hungary (except for receivables deriving from compensation coupons regulated by Act XXV of 1991on the Partial Compensation of Damages to Citizens with a View to Settling Property Relations, i.e., the “Compensation Act”).

Notwithstanding the general rules above, according to the Liberalization Act, payment obligations regarding tax, contributions and other fees to the state must be fulfilled in HUF. Additionally, other laws continue to contain specific requirements affecting foreign exchange transactions (e.g., regulations on money laundering).

Taxation

The following is a summary, under current law, of the principal Hungarian and U.S. federal income tax considerations relevant to an investment by a U.S. taxpayer in our ordinary shares or ADSs (which we refer to collectively in this summary as the “shares”). This summary applies to you if you are eligible for benefits as a U.S. resident under the current income tax convention between the United States and Hungary (the “Treaty”) in respect of your investments in shares.

In general, you will be eligible for benefits under the Treaty in respect of such investment if:

•       you are an individual U.S. citizen or resident, a U.S. corporation or a partnership, estate, or trust to the extent the shareholders’ income is subject to taxation in the United States as the income of a resident, either in the hands of the shareholders or in the hands of the shareholder’s partner of beneficiaries;

•       you are not also a resident of Hungary for Hungarian tax purposes;

•       you are the beneficial owner of the shares (and the dividends paid with respect thereto);

•       you hold the shares as a capital asset for tax purposes; and

•       you do not hold the shares in connection with the conduct of business through the performance of personal services through a fixed base, in Hungary.

Under Hungarian domestic law no Hungarian withholding tax will apply to dividends paid by the Company to non-individuals after December 31, 2005. Therefore, non-individual U.S. taxpayers generally will not need to rely on the Treaty in respect of such dividends.

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

In general, the Hungarian and U.S. federal income tax considerations relevant to an investment in the shares will be similar to the considerations relevant to investments in equity securities issued by other Hungarian corporations.

With regard to Hungarian taxation:

1.                Dividend

In the case of individuals, in the absence of any benefits under the Treaty, dividends that you receive on the shares will generally be subject to Hungarian withholding tax at a rate of 25 percent (35 percent in the case of any portion paid to an individual that exceeds an amount equal to 30 percent of the proportion of the company’s equity represented by such individual’s ownership interest in the company).

•       In the case of dividends paid by the Company to individuals who are entitled to benefits under the Treaty in respect of those dividends, the Company is entitled to withhold tax from such dividends at the reduced Treaty rate of 15 percent, provided that the holder entitled to such dividends submits its residence certificate and beneficial ownership declaration to the Company before the dividend payment.

•       If the Company withheld the tax at a rate of 25 or 35 percent you will be entitled to claim a refund from the Hungarian tax authorities to the extent the amount withheld exceeds the 15 percent rate provided under the Treaty. In order to obtain the refund of Hungarian withholding tax described above, you must file a claim with the Hungarian tax authorities which must include official certification from the U.S. Internal Revenue Service that you are entitled to Treaty benefits, a statement from the payer showing that the tax has been withheld, and a declaration that you are the beneficial owner of the income and that the amount received will be treated as income for U.S. tax purposes. A claim form may be obtained from APEH Közép-magyarországi Regionális Igazgatóság, 1139 Budapest, Petneházy u. 6-8, PO Box 45, Hungary. You should consult your own tax advisers for additional details with respect to the procedure for claiming such refunds.

Please note that in the case of Hungarian domestic private individuals and citizens of EU and EEC countries with residency permit in Hungary, a four percent health care contribution will be deducted from the 2005 dividend payments if social security paid by them is less than HUF 400,000.

The Company informs its non-individual shareholders domiciled in the European Union that the European Court of Justice (“ECJ”) in a recent case established that the dividend withholding tax legislation of a member state cannot differentiate between domestic and EU shareholders of the same type. A law which provides that tax is withheld from dividend payments made to EU shareholders whilst no tax is applicable to dividends paid to domestic shareholders violates the basic freedoms of the EU. The Company is analyzing the potential impact of this ECJ decision on the Hungarian withholding tax legislation effective from Hungary’s accession to the EU until December 31, 2005, from which date the withholding tax on non-individual foreign persons has been abolished. During this time period, no tax has to be withheld from dividends paid to Hungarian non-individual shareholders but 20 percent tax was withheld from dividends paid to EU non-individual shareholders. If it is proved that the Hungarian withholding tax regime violated the EU basic freedoms, the Company aims to inform the market on the potential reclaim opportunity in applicable form.

2.                Capital gains

Capital gains that you realize on a sale or other disposition of the shares will not be subject to any Hungarian tax provided that you are not a Hungarian resident.

3.                Transfer tax

No Hungarian transfer taxes or stamp duties will apply to a purchase, sale, or other disposition of the shares that you make.

With regard to U.S. federal income taxation:

•       If you hold shares in ADS form, you will be treated as holding the underlying ordinary shares for U.S. federal income tax purposes, and deposits and withdrawals of ordinary shares in exchange for ADSs will not be taxable events.

•       You must include the gross amount of cash dividends paid on the shares, without reduction for Hungarian withholding tax, in ordinary income on the date that you or the ADS depositary receive them, translating dividends paid in Hungarian forints into U.S. dollars using the exchange rate in effect on date.

•       Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual before January 1, 2009, with respect to the shares will be subject to taxation at a maximum rate of 15 percent if the dividends are “qualified dividends.” Dividends paid on the shares will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules, and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The income tax treaty between Hungary and the Unites States has been approved for the purposes of the qualified dividend rules. Based on the Company’s audited financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2004 or 2005 taxable year. In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2006 taxable year.

•       Dispositions of shares that you make will generally give rise to capital gain or loss, which will be long-term capital gain or loss, subject to taxation at reduced rates for non-corporate taxpayers, if the shares were held for more than one year.

•       Hungarian tax withheld from dividends will be treated, up to the 15 percent rate provided under the Treaty, as a foreign income tax that, subject to generally applicable limitations under U.S. tax law, is eligible for credit against your U.S. federal income tax liability or, if you have elected to deduct such taxes, may be deducted in computing taxable income.

•       Fluctuations in the dollar-forint exchange rate between the date that you receive a dividend and the date that you receive a related refund of Hungarian withholding tax may give rise to foreign currency gain or loss, which is generally treated as ordinary income or loss for U.S. tax purposes.

Documents on Display

We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (“the Exchange Act”). In addition, we are required to file annual reports and other information we make public in Hungary or with the Budapest Stock Exchange with the U.S. Securities and Exchange

Commission under the Exchange Act. We file our annual reports on or before June 30 each year. We file other information at the time we make it public in Hungary or file it with the Budapest Stock Exchange.

You may read and copy the registration statement, including the attached exhibits, the reports, statements or other information that we file at the Commission’s public reference room in Washington D.C., which is located at 100 F Street, N.E., Washington, D.C., 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. In addition, you may also obtain the reports and other information we file at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York, 10005.

ITEM 11—QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

For a discussion of market risks, see Note 3, 16 and 17 to the consolidated financial statements.

ITEM 12—DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13—DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14—MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15—CONTROLS AND PROCEDURES

In the course of conducting their audit of our 2005 financial statements, PwC identified certain contracts the nature and business purposes of which were not readily apparent. PwC notified the Audit Committee and advised them to retain independent counsel to conduct an investigation into these contracts. In February 2006, our Audit Committee retained White & Case, as its independent legal counsel, to conduct the investigation, with the additional assistance of a financial advisory firm and a digital forensics firm. In December 2006, the investigators delivered an Initial Report of Investigation. We cannot predict when the investigation will be concluded or what the final findings will be.

PwC initially raised concerns regarding two consultancy contracts entered into in 2005 by our Montenegrin subsidiaries Crnogorski Telekom and T-Mobile Crna Gora. The initial scope of the independent investigation was a complete review of these two contracts, including a review of all related documents and interviews with our, and Crnogorski Telekom and T-Mobile Crna Gora, employees and third parties with knowledge of the contracts. The financial advisory firm assisting the investigation also reviewed a sampling of our and our Montenegrin subsidiaries’ account and transactional data, equaling 72 percent of the value of all transactions and 90 percent of the value of all contracts with third party vendors. For each of these test items, all available supporting documentation was reviewed. Early in the investigation, two additional consultancy contracts, which we entered into in 2005, were also called into question by the investigators, and our Audit Committee expanded the scope of the investigation to cover these contracts. The total value of these four contracts under investigation is approximately HUF 2 billion.

During the course of the investigation, it became evident that certain of Magyar Telekom, Crnogorski Telekom and T-Mobile Crna Gora employees had obstructed the investigation by destroying or tampering with electronic documents. Specifically, the digital forensics firm assisting the investigation found that ten computers assigned to seven employees showed evidence that documents had been deleted from the hard drives and “wiping” software used to make those documents permanently unrecoverable. Investigators determined that the deleted electronic documents included a number of documents related to the contracts under investigation. This deletion and wiping activity took place after our management had issued document retention memos requiring that all documents related to these contracts be retained. As a result of this deliberate destruction of documents, the investigators have been unable to review drafts of the contracts, emails and other documents that would have been relevant to the investigation.

To date, the independent investigators have been unable to find sufficient evidence to show that any of the four contracts under investigation resulted in the provision of services to us or to our subsidiaries under those contracts of a value commensurate with the payments we made under those contracts. It is unclear who the true counterparties are to the contracts, and certain of the contracts are vague as to the actual services that are to be provided. The independent investigators have been unable to determine definitively the purpose of the contracts, and it is possible that the purpose may have been improper. On the basis of the findings to date, the concerns of our auditors were well founded.

In our 2005 preliminary results announcement, we had capitalized the HUF 1.12 billion payment related to two of these contracts. As a result of the interim findings of the investigation, we have now expensed the total amount of the HUF 2 billion paid under these four contracts and disclosed these expenses under the caption “Other operating expenses—net.” This has resulted in a commensurate effect on, among other items, taxes, minority interest and net income when compared to the corresponding items reported in our 2005 preliminary results announcement.

As a consequence of the investigation, we have suspended a number of employees who have since resigned. The suspended employees included senior members of our Strategy Group and a senior executive of Crnogorski Telekom. The Crnogorski Telekom Board of Directors has also been replaced.

The independent investigators’ Initial Report of Investigation further identified several contracts at another subsidiary that could warrant further review. In February 2007, our Board of Directors determined that those contracts should be reviewed and expanded the scope of the independent investigation to cover these additional contracts and related transactions.

The investigation has revealed certain weaknesses in the design and operation of our internal controls and procedures. Accordingly, we have approved and are currently implementing certain remedial measures designed to enhance our internal controls to ensure compliance with Hungarian and U.S. legal requirements and NYSE listing requirements. First, the position of Magyar Telekom Group Compliance Director has been created, reporting directly to the Company Chief Financial Officer, the Supervisory Board and the Audit Committee. In conjunction with this new position, we are reviewing, with the assistance of U.S. counsel, our compliance and corporate governance policies and are establishing a comprehensive compliance-training program, with a focus on our code of ethics, insider trading policy, document retention policy, regulatory matters, and compliance with U.S. securities laws and the U.S. Foreign Corrupt Practices Act. Our Board has already approved and implemented a Magyar Telekom Group Financial Code of Ethics for Treasury and Financial Managers (see Exhibit 11.2 to this Form 20-F) and a Group Insider Trading Policy. Second, we are revising our internal controls relating to procurement, including centralized access to all SAP systems of subsidiaries and a requirement that all contract approvals pass through uniform rules and procedures. Third, we have revised our mergers and acquisitions process, including dividing accountability for M&A between the Strategy Group, which will remain responsible for business development, and the area of the Chief Financial Officer, which will be responsible for execution of M&A transactions. All M&A activity will require Board approval and will be reported to the Audit Committee on a semi-annual basis. Finally, our Board may make further decisions or recommendations in connection with the involvement of any senior management in the four contracts under investigation.

As previously reported, the investigation has delayed the finalization of our 2005 financial statements, and as a result we and some of our subsidiaries have failed and may fail to meet certain deadlines prescribed by U.S., Hungarian and other applicable laws and regulations for preparing and filing audited annual results and holding annual general meetings. We have to date been fined HUF 13 million as a consequence of these delays. We have notified the Hungarian Financial Supervisory Authority, the U.S. Securities and Exchange Commission and the U.S. Department of Justice of the investigation, are in contact with these authorities regarding the investigation and are responding to inquiries raised by these authorities.

ITEM 16A—AUDIT COMMITTEE FINANCIAL EXPERT

The Supervisory Board has determined that Dr. Ádám Farkas is an “audit committee financial expert” as defined by Item 401 (h) of Regulation S-K of the Securities Exchange Act of 1934, as amended, and also “independent,” as that term is defined in Rule 10A-3 under the Exchange Act.

For the biography of Mr. Farkas, see “Item 6—Directors, Senior Management and Employees”.

ITEM 16B—CODE OF ETHICS

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies to our Chief Executive Officer, Chief Financial Officer, principal accounting officer and persons performing similar functions, as well as to our directors and other officers and employees. Our code of ethics is filed as Exhibit 11.1. to this Form 20-F. If we amend the provisions of our code of ethics that apply to our Chief Executive Officer, Chief Financial Officer, principal accounting officer and persons performing similar functions or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at http://www.magyartelekom.hu.

On January 8, 2007, we have adopted a financial code of ethics for financial officers, which is filed as Exhibit 11.2 to this Form 20-F.

Other Corporate Governance Practices Required by the Sarbanes-Oxley Act

As required by the Sarbanes-Oxley Act, we adopted procedures for the treatment of complaints relating to auditing and accounting matters. We have posted a description of our procedures on our investor relations page on our website at http://www.magyartelekom.hu.

ITEM 16C—PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees of our independent auditors, PwC, related to 2004 and 2005:

	At December 31,
	2004	2005
	(in HUF thousands)
Audit Fees	330,373	602,258
Audit-Related Fees	23,300	27,381
Tax Fees	26,011	25,696
All Other Fees	10,054	691
	389,738	656,026

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

Audit Committee Pre-Approval Policies and Procedures

The “Rules of procedure” of Magyar Telekom Plc.’s Audit Committee were approved on December 5, 2006 and the “Pre-approval policy” of Magyar Telekom Plc.’s Audit Committee was approved on December 11, 2006. The “Pre-approval policy” requires all services which are to be performed by our external auditor to be pre-approved. This may be in the form of general pre-approval or pre-approval on a case-by-case basis. The Audit Committee has been regularly informed of the external auditor’s services and the relevant fees.

See Exhibit 14.2. for “Rules of Procedure of Magyar Telekom Plc.’s Audit Committee” and Exhibit 14.3. for “Pre-approval Policy of Magyar Telekom Plc.’s Audit Committee”.

ITEM 16D—EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E—PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17—FINANCIAL STATEMENTS

See pages F-1 through F-79 incorporated herein by reference.

ITEM 18—FINANCIAL STATEMENTS

Not applicable.

ITEM 19—EXHIBITS

1.1.	Articles of Association of Magyar Telekom.
3.1.

Form of Deposit Agreement, dated as of October 8, 1997, among Matáv, Morgan Guaranty Trust Company of New York, as Depository, and holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt (incorporated herein by reference to Exhibit 4.1. of Magyar Telekom’s Form F-1 dated November 13, 1997).

4.1.

Agreement to furnish to the Securities and Exchange Commission copy of the HUF 45 billion Medium Term Note Program upon request (incorporated herein by reference to Exhibit 2.2. of Magyar Telekom’s 2001 Form 20-F dated May 9, 2002).

4.2.	Concession Agreement, dated December 19, 1993, between the Minister and MagyarCom (incorporated herein by reference to Exhibit 10.1. of Magyar Telekom’s Form F-1 dated November 13, 1997).
4.3.

Assignment and Assumption, dated December 22, 1993, by and among MagyarCom, Matáv and the Minister (incorporated herein by reference to Exhibit 10.2. of Magyar Telekom’s Form F-1 dated November 13, 1997).

4.4.	Concession Contract, as amended, dated December 22, 1993, between the Minister and Matáv (incorporated herein by reference to Exhibit 4.3.1. of Magyar Telekom’s 2001 Form 20-F dated May 9, 2002).

4.5.

Contract for the revision and termination of the Nationwide Concession Contract concluded on December 22, 1993 and the Concession Contract concluded on May 25, 1994 and for the provision of universal telecommunications services, dated January 28, 2002, by and among the Minister and Matáv (incorporated herein by reference to Exhibit 4.3.2. of Magyar Telekom’s 2001 Form 20-F dated May 9, 2002).

4.6.

Shareholders’ Agreement, dated September 26, 1997, by and among Matáv, MagyarCom and the Minister (incorporated herein by reference to Exhibit 10.5. of Magyar Telekom’s Form F-1 dated November 13, 1997).

4.7.

Amended and Restated Framework Services Agreement, dated January 1, 2000, by and among Matáv, Deutsche Telekom AG, Ameritech International Inc. and MagyarCom Services Kft. (incorporated herein by reference to Exhibit 4.5. of Magyar Telekom’s 2001 Form 20-F dated May 9, 2002).

4.8.

Share Purchase Agreement between the Republic of Macedonia and Matáv relating to the sale of 50 percent of the issued share capital of Makedonski Telekomunikacii dated December 22, 2000 (incorporated herein by reference to Exhibit 4.6.1. of Magyar Telekom’s 2001 Form 20-F dated May 9, 2002).

4.9.

Subscription and Shareholders’ Deed between Matáv, CosmoTelco Added Value Services S.A., SEEF Holdings Limited and Telemacedonija Ad Skopje, dated December 14, 2000 (incorporated herein by reference to Exhibit 4.6.2. of Magyar Telekom’s 2001 Form 20-F dated May 9, 2002).

4.10.

First Supplemental Deed to the Subscription and Shareholders’ Deed between Matáv, CosmoTelco Added Value Services S.A., SEEF Holdings Limited and Telemacedonija Ad Skopje, dated December 14, 2000 (incorporated herein by reference to Exhibit 4.6.3. of Magyar Telekom’s 2001 Form 20-F dated May 9, 2002).

4.11.

Second Supplemental Deed to the Subscription and Shareholders’ Deed between Matáv, CosmoTelco Added Value Services S.A., SEEF Holdings Limited and Telemacedonija Ad Skopje, dated December 14, 2000 (incorporated herein by reference to Exhibit 4.6.4. of Magyar Telekom’s 2001 Form 20-F dated May 9, 2002).

4.12.

Shareholders Agreement between the Republic of Macedonia and Matáv in relation to Makedonski Telekomunikacii, dated January 15, 2001 (incorporated herein by reference to Exhibit 4.6.5. of Magyar Telekom’s 2001 Form 20-F dated May 9, 2002).

4.13.

Modification of the Subscription and Shareholders’ Deed between Matáv and CosmoTelco Added Value Services S.A. with respect to the option, dated February 7, 2002 (incorporated herein by reference to Exhibit 4.6.6. of Magyar Telekom’s 2001 Form 20-F dated May 9, 2002).

4.14.

Agreement for Call Option Extension between Matáv and CosmoTelco Added Value Services S.A. with respect to the option, dated February 7, 2003 (incorporated herein by reference to Exhibit 4.6.7. of Magyar Telekom’s 2002 Form 20-F dated May 9, 2003).

4.15.	Election of Exercise the Put Option of SEEF Holdings Limited dated March 7, 2003. (incorporated herein by reference to Exhibit 4.6.8. of Magyar Telekom’s 2002 Form 20-F dated May 9, 2003).
4.16.

Share Purchase Agreement between Matáv and SEEF Holdings Limited on the Sale of 2,077,311 Ordinary Shares in Stonebridge AD, dated June 20, 2003 (incorporated herein by reference to Exhibit 4.16. of Magyar Telekom’s 2003 Form 20-F dated May 11, 2004).

4.17.

Call Option Waiver Agreement between Matáv and CosmoTelco Added Value Services S.A. with respect to the option, dated December 10, 2003 (incorporated herein by reference to Exhibit 4.17. of Magyar Telekom’s 2003 Form 20-F dated May 11, 2004).

4.18.

Share Purchase Agreement between Matáv and SEEF Holdings Limited on the Sale of 2,077,312 Ordinary Shares in Stonebridge AD, dated July 13, 2004 (incorporated herein by reference to Exhibit 4.18. of Magyar Telekom’s 2004 Form 20-F dated May 11, 2005).

4.19.

Share Purchase Agreement between Matáv and CosmoTelco Added Value Services S.A. on the Sale of 5,078,557 Ordinary Shares in Stonebridge AD, dated October 22, 2004 (incorporated herein by reference to Exhibit 4.19. of Magyar Telekom’s 2004 Form 20-F dated May 11, 2005).

4.20.	Call Option Agreement between Deutsche Telekom AG and Matáv, dated October 20, 1999 (incorporated herein by reference to Exhibit 4.7.1. of Magyar Telekom’s 2001 Form 20-F dated May 9, 2002).
4.21.	Westel Proxy between Deutsche Telekom AG and Matáv, dated October 20, 1999 (incorporated herein by reference to Exhibit 4.7.2. of Magyar Telekom’s 2001 Form 20-F dated May 9, 2002).
4.22.

Business Share Sale and Purchase Agreement, dated December 21, 2001 between Deutsche Telekom AG and Matáv (incorporated herein by reference to Exhibit 4.7.3. of Magyar Telekom’s 2001 Form 20-F dated May 9, 2002).

4.23.

Share Sale and Purchase Agreement, dated December 21, 2001 between Deutsche Telekom AG and Matáv (incorporated herein by reference to Exhibit 4.7.4. of Magyar Telekom’s 2001 Form 20-F dated May 9, 2002).

4.24.

Determination of the foreign exchange rate for the exercise of the Westel Call Option and e-denomination of purchase price to euro, letter dated October 31, 2001 from Deutsche Telekom AG to Matáv (incorporated herein by reference to Exhibit 4.7.5. of Magyar Telekom’s 2001 Form 20-F dated May 9, 2002).

4.25.

Loan Agreement between Deutsche Telekom International Finance B.V. and Matáv to finance the acquisition of a 49 percent stake both in Westel and Westel 0660, dated December 20, 2001 (incorporated herein by reference to Exhibit 4.7.6. of Magyar Telekom’s 2001 Form 20-F dated May 9, 2002).

4.26.

Loan Agreement, dated July 4, 2003, between Deutsche Telekom International Finance B.V. and Matáv to refinance the loan taken on December 20, 2001 (incorporated herein by reference to Exhibit 4.24. of Magyar Telekom’s 2003 Form 20-F dated May 11, 2004).

4.27.

Amendment to the Loan Agreement, dated August 13, 2004, between Deutsche Telekom International Finance B.V. and Matáv with respect to the Loan Agreement, dated July 4, 2003 (incorporated herein by reference to Exhibit 4.25. of Magyar Telekom’s 2003 Form 20-F dated May 11, 2004).

4.28.

Loan Agreement for the purpose of Financing the Acquisition of Maktel, dated January 11, 2001 between Matáv and Deutsche Telekom AG (incorporated herein by reference to Exhibit 4.8. of Magyar Telekom’s 2001 Form 20-F dated May 9, 2002).

4.29.

Quota Purchase Agreement by and between T-Systems International GmbH and Matáv relating to the quotas in T-Systems Hungary Kft, dated July 14, 2004 (incorporated herein by reference to Exhibit 4.29. of Magyar Telekom’s 2004 Form 20-F dated May 11, 2005).

4.30.

Strategic Cooperation Agreement between Deutsche Telekom AG and Matáv, dated December 15, 2004 (incorporated herein by reference to Exhibit 4.30. of Magyar Telekom’s 2004 Form 20-F dated May 11, 2005).

4.31.

Strategic Cooperation Agreement between T-Mobile International AG and Matáv, dated December 15, 2004 (incorporated herein by reference to Exhibit 4.31. of Magyar Telekom’s 2004 Form 20-F dated May 11, 2005).

4.32.

Share Sale-Purchase Agreement in respect of Certain Shares of Telekom Crne Gore AD between the Government of the Republic of Montenegro, the Employment Bureau of Montenegro and Matáv, dated March 15, 2005 (incorporated herein by reference to Exhibit 4.32. of Magyar Telekom’s 2004 Form 20-F dated May 11, 2005).

4.33.

Loan Agreement for the purpose of Financing the Acquisition of Telekom Montenegro, dated March 18, 2005 between Deutsche Telekom International Finance B.V. and Matáv (incorporated herein by reference to Exhibit 4.33. of Magyar Telekom’s 2004 Form 20-F dated May 11, 2005).

8.1.	See “Significant Subsidiaries” in “Item 4—Information on the Company” for significant subsidiaries as of December 31, 2005.
11.1.	Code of Ethics (incorporated herein by reference to Exhibit 11.1. of Magyar Telekom’s 2003 Form 20-F dated May 11, 2004).
11.2.	Financial Code of Ethics.
12.1.	Certification of the CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2.	Certification of the CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1.	Certification of the CEO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2.	Certification of the CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1.	Consent of Independent Registered Public Accounting Firm.
14.2.	Rules of Procedure of Magyar Telekom Plc.’s Audit Committee.
14.3.	Pre-approval Policy of Magyar Telekom Plc.’s Audit Committee.

MAGYAR TELEKOM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF MAGYAR TELEKOM PLC.

We have audited the accompanying consolidated balance sheets of Magyar Telekom Nyrt. (“MT”) as of December 31, 2004 and 2005, and the related consolidated statements of income, cashflows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of MT’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of MT as of December 31, 2004 and 2005, and the consolidated results of its operations and its cashflows for each of the three years in the period ended December 31, 2005 in accordance with International Financial Reporting Standards as adopted for use in the European Union.

As discussed in the accounting policies section to the financial statements, in notes 2(a) and 2(e) MT has adopted IFRS 3 (issued 2004)—Business Combinations  and IAS 39 (revised 2004)—Financial Instruments: Recognition and Measurement in accordance with IFRS as adopted by the EU.

Accounting principles generally accepted under IFRS as adopted for use in the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 34 to the consolidated financial statements.

PricewaterhouseCoopers Könyvvizsgáló és Gazdasági Tanácsadó Kft.

Budapest, Hungary
December 20, 2006

MAGYAR TELEKOM
CONSOLIDATED BALANCE SHEETS

		At December 31,
		HUF		USD
	Notes	2004	2005	2005
		(in HUF millions)		(million USD)
				(unaudited)
				(note 2)
ASSETS
Current assets
Cash and cash equivalents	6	36,879	46,060	216
Other financial assets	7	576	1,817	9
Trade and other receivables	8	83,440	97,183	455
Current income tax receivable		3,549	452	2
Inventories	9	7,669	8,414	39
Assets held for disposal	10	3,063	2,302	11
Total current assets		135,176	156,228	732
Non current assets
Property, plant and equipment—net	11	571,090	580,736	2,719
Intangible assets—net	12	298,351	319,797	1,497
Associates	14	5,750	5,020	23
Deferred taxes	26	12,527	14,966	70
Other non current assets	15	6,664	6,201	29
Total non current assets		894,382	926,720	4,338
Total assets		1,029,558	1,082,948	5,070
LIABILITIES
Current liabilities
Loans from related parties	17	60,000	74,648	350
Loans and other borrowings—third party	17	34,538	43,602	204
Trade and other payables	18	109,921	119,464	559
Current income tax payable		52	1,472	7
Deferred revenue	19	1,502	918	4
Provision for liabilities and charges	20	15,537	6,817	32
Total current liabilities		221,550	246,921	1,156
Non current liabilities
Loans from related parties	17	177,675	212,000	993
Loans and other borrowings—third party	17	48,395	14,215	67
Deferred revenue	19	1,186	267	1
Deferred taxes	26	1,280	3,189	15
Provision for liabilities and charges	20	2,761	3,141	15
Other non current liabilities	18	47	5,521	26
Total non current liabilities		231,344	238,333	1,117
Total liabilities		452,894	485,254	2,273
EQUITY
Shareholders’ equity
Common stock		104,281	104,281	488
Additional paid in capital		27,382	27,382	128
Treasury stock		(3,842)	(1,926)	(9)
Cumulative translation adjustment		(3,026)	(420)	(2)
Retained earnings		391,772	398,250	1,864
Total shareholders’ equity		516,567	527,567	2,469
Minority interests		60,097	70,127	328
Total equity		576,664	597,694	2,797
Total liabilities and equity		1,029,558	1,082,948	5,070

These consolidated financial statements were authorized for issue by the Board of Directors on December 5, 2006 and signed on their behalf by:

Horst Hermann	Dr. Klaus Hartmann	Thilo Kusch
Deputy Chairman of Board of Directors	Chief Financial Officer until September 15, 2006, Board member	Chief Financial Officer, Board member

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TELEKOM
CONSOLIDATED INCOME STATEMENTS

		For the year ended December 31,
			HUF		USD
	Notes	2003	2004	2005	2005
		(in HUF millions, except per share amounts)			(million USD) (unaudited)
					(note 2)
Fixed line services	21	358,655	334,174	331,062	1,550
Mobile services	22	248,597	267,264	289,635	1,356
Total revenues		607,252	601,438	620,697	2,906
Employee related expenses	23	(87,920)	(109,497)	(92,783)	(434)
Depreciation and amortization		(128,334)	(137,666)	(114,686)	(537)
Payments to other network operators		(84,449)	(87,580)	(89,097)	(417)
Cost of telecommunications equipment sales		(40,811)	(40,971)	(37,221)	(174)
Other operating expenses—net	24	(143,674)	(140,460)	(153,522)	(720)
Total operating expenses		(485,188)	(516,174)	(487,309)	(2,282)
Operating profit		122,064	85,264	133,388	624
Net financial expenses	25	(40,002)	(36,146)	(31,288)	(146)
Share of associates’ profits/losses after tax	14	795	1,896	330	1
Profit before income tax		82,857	51,014	102,430	479
Income tax	26	(13,517)	(7,687)	(13,511)	(63)
Profit for the year		69,340	43,327	88,919	416
Attributable to:
Equity holders of the Company (Net income)		57,475	34,641	78,564	368
Minority interests		11,865	8,686	10,355	48
		69,340	43,327	88,919	416
Earnings per share (EPS) information:
Profit attributable to the equity holders of the Company		57,475	34,641	78,564	368
Weighted average number of common stock outstanding (thousands) used for basic EPS		1,037,912	1,037,912	1,038,803
Average number of dilutive share options (thousands)		122	318	417
Weighted average number of common stock outstanding (thousands) used for diluted EPS		1,038,034	1,038,230	1,039,220
Basic earnings per share (HUF and USD)		55.38	33.38	75.63	0.35
Diluted earnings per share (HUF and USD)		55.37	33.37	75.60	0.35

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TELEKOM
CONSOLIDATED CASHFLOW STATEMENTS

		For the year ended December 31,
		HUF			USD
	Notes	2003	2004	2005	2005
		(in HUF millions)			(million USD)
					(unaudited)
					(note 2)
Cashflows from operating activities
Cash generated from operations	27	240,497	234,681	236,937	1,110
Interest paid		(30,063)	(34,030)	(31,078)	(146)
Income tax paid		(12,318)	(10,900)	(4,523)	(21)
Net cashflows from operating activities		198,116	189,751	201,336	943
Cashflows from investing activities
Purchase of tangible and intangible assets	13	(90,788)	(91,748)	(103,587)	(485)
Purchase of subsidiaries and business units	5	(7,992)	(17,273)	(35,927)	(168)
Cash acquired through business combinations	5	61	16	1,866	9
Interest received		908	1,452	2,195	10
Dividend received		575	2,633	1,729	8
Proceeds from / (payments for) other financial assets—net		266	43	(371)	(2)
Proceeds from disposal of non current assets		2,269	4,090	2,529	12
Net cashflows from investing activities		(94,701)	(100,787)	(131,566)	(616)
Cashflows from financing activities
Dividends paid to shareholders and minority interest		(23,507)	(78,294)	(84,551)	(396)
Proceeds from loans and other borrowings		192,057	338,680	263,329	1,233
Repayment of loans and other borrowings		(260,583)	(332,481)	(242,595)	(1,136)
Purchase of treasury stock		(3,842)	—	—	—
Proceeds from sale of treasury stock		3,842	—	1,969	9
Other		(2)	—	—	—
Net cashflows from financing activities		(92,035)	(72,095)	(61,848)	(290)
Effect of foreign exchange rate changes on cash and cash equivalents		1,901	(2,122)	1,259	6
Change in cash and cash equivalents		13,281	14,747	9,181	43
Cash and cash equivalents, beginning of year		8,851	22,132	36,879	173
Cash and cash equivalents, end of year	6	22,132	36,879	46,060	216

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TELEKOM
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to the equity holders of the Company						Minority interest	Total equity
	Shares of common stock (a)	Common stock	Additional paid in capital	Treasury stock	Cumulative translation adjustment	Retained earnings (i)
Balance at December 31, 2002	1,042,811,600	104,281	27,382	(4,488)	(4,348)	393,317	59,436	575,580
Dividend(g)						(18,682)		(18,682)
Dividend declared to minority interest(h)							(4,796)	(4,796)
Business combinations(b)							(2,424)	(2,424)
Sale of treasury stock(c)				4,488		(646)		3,842
Purchase of treasury stock(c)				(3,842)				(3,842)
Cumulative Translation Adjustment					5,173		6,193	11,366
Profit for the year						57,475	11,865	69,340
Balance at December 31, 2003	1,042,811,600	104,281	27,382	(3,842)	825	431,464	70,274	630,384
Dividend(g)						(72,654)		(72,654)
Dividend declared to minority interest(h)							(5,651)	(5,651)
Business combinations(b)							(9,109)	(9,109)
Purchase of investment in T-Systems Hungary(d)						(1,679)		(1,679)
Cumulative Translation Adjustment					(3,851)		(4,103)	(7,954)
Profit for the year						34,641	8,686	43,327
Balance at December 31, 2004 as reported	1,042,811,600	104,281	27,382	(3,842)	(3,026)	391,772	60,097	576,664
Effect of adoption of changes in IAS 39—net of tax (note 2(e))						(733)		(733)
Balance at December 31, 2004 as restated	1,042,811,600	104,281	27,382	(3,842)	(3,026)	391,039	60,097	575,931
Dividend(g)						(72,654)		(72,654)
Dividend declared to minority interest(h)							(11,913)	(11,913)
Business combinations(b)							9,447	9,447
Sale of Telit to DeTe Immobilien(d)						495		495
TSI’s capital injection in TSH(d)						669		669
Sale of treasury stock(e)				1,916		53		1,969
Effect of fair value of share based payments(f)						84		84
Cumulative Translation Adjustment					2,606		2,141	4,747
Profit for the year						78,564	10,355	88,919
Balance at December 31, 2005	1,042,811,600	104,281	27,382	(1,926)	(420)	398,250	70,127	597,694
Of which treasury stock	(2,456,659)
Shares of common stock outstanding at December 31, 2005	1,040,354,941

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TELEKOM
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (notes)

(a)           In addition to the 1,042,811,600 issued shares of common stock (nominal value of HUF 100), total shareholders’ equity includes one Series “B” preference share at the nominal value of HUF 10,000 at December 31, 2005. This Series “B” share is held by the Ministry of Informatics and Communications, and bestows certain rights on its owner, including access to information, and the appointment of a Director. This share may only be held by the Government or its nominee. The number of authorized shares on December 31, 2005 is 1,054,911,600.

(b)          Business combinations include the change in minority interests due to acquisitions. In case of new acquisitions where Magyar Telekom acquires a less than 100 percent stake, minority interests increase. Minority interests decrease where Magyar Telekom acquires further share of ownership in subsidiaries already consolidated.

(c)           Due to statutory requirements the Company sold and repurchased its 4,900,000 shares of common stock in 2003 for HUF 3,842 million, which resulted in a loss of HUF 646 million recognized in retained earnings.

(d)          Related party transactions

In 2004 Magyar Telekom acquired a 49% share of ownership in T-Systems Hungary (TSH), since which time TSH is an associate of Magyar Telekom Group. As both Magyar Telekom and TSH belong to the Deutsche Telekom group, the ultimate parent of Magyar Telekom, the transaction is considered as being between entities under common control. As a result, the difference between the carrying value of this investment in T-Systems International’s books (HUF 1,751 million) and the purchase price (HUF 3,430 million) was accounted for directly against the retained earnings of the Group.

In 2005 Magyar Telekom sold its investment in Telit Rt., the real estate outsourcing company of Magyar Telekom to DeTe Immobilien, a Deutsche Telekom group member. As the transaction took place between entities under common control, the gain on the sale of the investment was recognized directly in retained earnings.

In 2005 T-Systems International (TSI) forgave a loan given to T-Systems Hungary (TSH) in an amount of HUF 1,366 million of which HUF 669 appears as an increase in Magyar Telekom’s share of TSH’s net assets on equity consolidation as TSH is an associated company of the Group. As all three parties are part of the Deutsche Telekom group and the transaction took place between entities under common control, the increase in Magyar Telekom’s investment in TSH was recognized directly in retained earnings.

(e)           In 2005 Magyar Telekom’s CEO and other managers exercised some of their share options, and the Company used its treasury shares reserved for the option programs. As a result of these transactions, the Company sold 2,443,341 of its treasury shares to the CEO and other managers at the fixed option prices. On the sale of the treasury shares the Company recognized a gain of HUF 53 million, which was recognized in retained earnings. For more details on the programs see note 28.

(f)             In 2005 Magyar Telekom adopted IFRS 2—Share-based payment, which requires the Company to recognize the cost of the equity-settled share-based payments against retained earnings. In 2005 the Company accounted for HUF 84 million of such expenses. For more details see note 28.

The accompanying notes form an integral part of these consolidated financial statements.

(g)           In 2005 Magyar Telekom Plc. declared and paid HUF 70 dividend per share (HUF 70 in 2004, HUF 18 in 2003).

(h)          The dividend declared to minority interest almost entirely reflects the dividend declared by Maktel, Magyar Telekom’s Macedonian subsidiary to its minority shareholders.

(i)             The distributable reserves of the Company under Hungarian law at December 31, 2005 amounted to approximately HUF 282,000 million (HUF 283,000 million at December 31, 2004).

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1                    General Information

Magyar Telekom Plc., (the “Company” or “Magyar Telekom Plc.”) with its subsidiaries form Magyar Telekom Group (“Magyar Telekom” or “the Group”). Magyar Telekom is the principal supplier of telecommunications services in Hungary, Macedonia and Montenegro. Magyar Telekom is a full-service telecommunications provider.

The Company was incorporated in Hungary on December 31, 1991 and commenced business on January 1, 1992. The Company’s registered address is Krisztina körút 55, 1013 Budapest, Hungary.

Magyar Telekom Plc. is listed on the Budapest and New York stock exchanges, its shares are traded on the Budapest Stock Exchange, while Magyar Telekom’s American Depository Shares (ADSs) each representing five ordinary shares are traded on the New York Stock Exchange.

Investigation into certain consultancy contracts

On February 13, 2006, the Company announced that it was investigating certain contracts to determine whether they were entered into in violation of Company policy or applicable law or regulation. The investigation, which is being conducted by an independent law firm and supervised by the Audit Committee, is still ongoing. Concerns regarding two consultancy contracts entered into by one of the Company’s subsidiaries were initially raised by the Company’s auditors. As a result of the investigation, two additional consultancy contracts, which were entered into by the Company, have been called into question. The total amount of the four contracts under investigation is around HUF 2 billion. The investigators have concluded that certain employees impeded the investigation by destroying relevant electronic documents. As a consequence of the investigation, the Company has suspended a number of employees who have since resigned.

Although the investigation has not been finalized, to date the independent investigators have been unable to establish that the Company or its subsidiaries received benefits from these contracts of a value commensurate with the amounts paid on the contracts. Moreover, these contracts were entered into without full compliance with internal company procedures regarding the entry of such contracts. In its 2005 preliminary results announcement, the Company had capitalized the HUF 1.12 billion payment made related to two of these contracts. As a result of the findings of the investigation, the Company has expensed the total amount of the HUF 2 billion paid under these four contracts, and discloses these expenses under the caption “Other operating expenses—net.”  See Note 24. This has resulted in a commensurate effect on, among other items, taxes, minority interest and net income when compared to the corresponding items in the Company’s 2005 preliminary results announcement.

The Company has already implemented certain remedial measures designed to enhance its control procedures with respect to the entry into consultancy contracts, including the introduction of a new governance model, replacement of the Board of Directors at Crnogorski Telekom and termination of work contracts with employees initiating data deletions interfering with the investigation.

The Company’s Board of Directors also approved on November 8, 2006 a more extensive program of remedial actions, which it expects to implement in the near future. These decisions include structural and procedural changes in relation to mergers and acquisitions and procurement, as well as a new internal control regime. The Company’s Board of Directors also decided on December 5, 2006 on certain additional enhancements of internal controls and the implementation thereof.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As a result of the delays in finalizing its 2005 financial statements as a result of the investigation, the Company and some of its subsidiaries have failed and may fail to meet certain deadlines prescribed by the Hungarian and other applicable laws and regulations for preparing and filing audited annual results and holding annual general meetings. The Company has already been fined HUF 12 million as a consequence of such delays. The Company has notified the Hungarian Financial Supervisory Authority, the U.S. Securities and Exchange Commission and the U.S. Department of Justice of the investigation and is in contact with these authorities regarding the investigation and has responded to a number of inquiries these authorities have raised.

Magyar Telekom is Hungary’s, Macedonia’s and Montenegro’s largest telecommunications service provider. In addition, Magyar Telekom provides leased lines, data transmission, corporate networks, cable television, internet services and sells and leases telecommunications equipment in Hungary, Macedonia and Montenegro.

On February 22, 2005, the General Meeting approved the renaming of Magyar Távközlési Rt. (Matáv) to Magyar Telekom Plc. and rebranding its products, which was completed by December 2005. As agreed, Deutsche Telekom, the controlling shareholder of the Group, supported the renaming and the product rebranding. The impact of renaming and product rebranding on the consolidated financial statements as of December 31, 2005 included HUF 7,281 million of expenditures accounted for in the operating expenses and a compensation by Deutsche Telekom of HUF 7,281 million disclosed separately in note 24.

On December 20, 2005 Magyar Telekom’s Extraordinary General Meeting approved the merger of Magyar Telekom Rt. and T-Mobile Magyarország Rt. (T-Mobile Hungary), a 100% subsidiary of Magyar Telekom Rt. As the merger occur between the parent company and its 100% owned subsidiary, the transaction will not have any impact on the consolidated financial position of the Group or its operating segments. The merger was registered by the Hungarian Court of Registration on February 28, 2006, from which date the two companies continue as one legal entity, Magyar Telekom Plc.

The regulatory environment under which the Group operates is summarized as follows:

Hungarian Fixed line

Magyar Telekom Plc. is the market leading fixed line telecom service provider in Hungary. Act C of 2003 on Electronic Communications, the latest act on the telecommunications sector, came into effect on January 1, 2004. The National Communications Authority (NCA) is the supreme supervisory body. Magyar Telekom Plc. and its subsidiary, Emitel are designated as universal service providers in their former concession areas.

According to the Act on Electronic Communications, universal services are basic communications services that should be available to all customers at an affordable price. Universal service providers are entitled to compensation for their net avoidable costs, except for the costs incurred from discount pricing plans offered to residential subscribers.

The NCA assigned 18 relevant markets in the area of electronic communications in 2004. In 2004 and 2005 Magyar Telekom was designated as an SMP (an operator with significant market power) in 12 markets. These included all retail and wholesale voice markets, the market of wholesale leased line and termination, the market of minimum set of leased lines and the wholesale broadband market.

Currently in Hungary, beside the universal services, the retail voice tariff regulation is only concerned with the access market for both business and residential customers. This regulation is based on the price-

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

cap method. There is a price-cap for universal service packages and the SMP designation on residential and business access markets has introduced a new price cap for all subscription fees.

Magyar Telekom Plc.’s regulated access prices currently include an access deficit, which should be eliminated according to the Pricing Act and the relating ministerial decrees.

According to the Act on Electronic Communications, designated SMP operators like Magyar Telekom are obliged to prepare reference offers for unbundled local loops (RUO) and bit-stream access and to provide these services when there is a request for them by other telecommunications service providers. The reference offer of each SMP must be approved by the NCA. The price of these services has to be cost based and calculated using Fully Distributed Costs based on a 2003 Ministerial Decree.

The SMPs may refuse the offer for unbundling if there are technical barriers and providing access to the local loop or bit-stream access would endanger the unity of the SMPs’ network. SMPs are also obliged to prepare reference offers for interconnection (RIO) and to provide these services in accordance with the reference offer when there is a request for them by other telecommunications service providers. The reference offers of the SMPs must be approved by the NCA, and prices have to be based on Long Run Incremental Costs (LRIC).

According to the Act on Electronic Communications, voice telephony customers have the right to select different service providers for each call directions including Internet calls by dialing a pre-selected number or by using a call-by-call pre-fixed number. The requirements for carrier selection are set out in the interconnection agreements between the affected service providers.

Fixed line telecommunications service providers are obliged under the law to provide number portability on their networks starting January 1, 2004. This means that service providers must enable subscribers to change service provider without changing their telephone numbers within the same numbering area.

Macedonian Fixed line

The Group is also present in the Macedonian fixed line telecommunications market through its subsidiary, MakTel. MakTel is the largest fixed line service provider in Macedonia. The Macedonian telecommunications sector is regulated by the newly implemented Electronic Communications Law (ECL) enacted in March 2005. MakTel has a concession contract (under the old Telecommunications Act) to provide services until December 31, 2018. Further, MakTel had been granted the exclusive rights in (a) fixed voice telephony services, leased line services and (b) to construct, lease, own, develop, maintain and operate fixed public telecommunications networks until December 31, 2004. These exclusive rights included local, national and international long distance public fixed voice services independently of the technology used, including voice over Internet Protocol services.

During the exclusivity period MakTel was obliged to provide universal services. It is expected that the Agency for Electronic Communications (Agency) will initiate a public tender proceeding for the purpose of electing one or more universal service providers (USP) in the first half of 2007, after enacting the relevant by-laws.

The regulatory framework for the tariff regulation for MakTel is provided in the currently valid Concession Contract. With the enactment of the ECL, the Agency may regulate retail prices of fixed telephony services. Regulated wholesale services are cost based using fully distributed costs (FDC). Long run incremental costs (LRIC) methodology is to be implemented from March 2007.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The concession contracts will be made compliant with the provisions of the ECL. Under the ECL, MakTel has been designated as an SMP in the market for fixed line voice telephone networks and services, including the market for access to the networks for data transmission and leased lines.

MakTel has neither the obligation nor the technical possibility to provide bit-stream unbundling. MakTel as an SMP operator has the obligationtoenableits subscriberstoaccesspubliclyavailabletelephoneservicesofany interconnectedoperator with officially signed interconnection contract. Thenumberportability is scheduled to be fully implemented not later thantwoyearsaftertheenactment of the ECL, i.e. by March 5, 2007.

Montenegrin Fixed line

The Group’s Montenegrin subsidiary, Crnogorski Telekom (CGT) is the holder of the only license issued for fixed line telecommunications services in Montenegro although the period of exclusivity provided by Telecommunications Law published in 2000 (the “2000 Law”) expired at the end of 2003. The license allows CGT to provide domestic and international voice and data services as well as VOIP, leased line, public payphone, value added, etc. services.

The telecommunications sector in Montenegro is regulated by the 2000 Law. The 2000 Law established the Telecommunications Agency with broad authority and instituted a licensing regime whereby all telecommunications activity must be licensed by the Telecommunications Agency. Although a new Competition Law has come into force in 2006, a competition agency has not yet been instituted. To date, there is no consumer protection law or agency in Montenegro.

Prices of CGT must be approved by the Telecommunications Agency. CGT’s tariff structure is currently highly unbalanced, monthly access fees and local calls are inexpensive, whereas long-distance and international calls are very expensive, and businesses are charged approximately twice as much as individuals. During the privatization process, a schedule for the cost-based re-alignment of prices for access lines and traffic, rebalancing tied to the timing of market liberalization was agreed with the Montenegrin government.

Although the 2000 Law defines universal service, no legislation covering universal service has been enacted to date.

CGT has an obligation to enter into interconnect agreements in a transparent and non-discriminatory way with operators requesting access to CGT’s network. The 2000 Law requires CGT to publish a reference interconnection offer (“RIO”) however CGT has the freedom to agree with operators on terms different from those set in the RIO.

There is no obligation for number portability, local loop unbundling, bit stream access or accounting separation in Montenegro.

The State Union of Serbia and Montenegro had been negotiating a Stabilization and Association Agreement with the EU. It was expected that the agreement would be very similar to the agreements signed with Croatia and Macedonia requiring the harmonization of the telecommunications regulations with the regulatory framework of the EU. In the case of Montenegro the expected amendment of the 2000 Law will achieve most of that goal. As Montenegro has become an independent state in 2006, the country will have to restart negotiations about a Stabilization and Association Agreement of its own, however, this will expectedly have no impact on the telecommunications section of the document.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Hungarian Mobile

The Group is the market leader in the Hungarian mobile market through its Mobile operations, T-Mobile Hungary. (T-Mobile H).

The initial duration of the concession regarding the GSM 900 public mobile radio telephone service is a period of 15 years calculated from the execution of the concession agreement (November 4, 1993 to November 4, 2008). On October 7, 1999 an amended concession contract was signed between the Ministry of Transport, Communications and Water Management and T-Mobile H extending T-Mobile H’s rights and obligations to also provide service in the 1800 MHz band in Hungary. The DCS 1800 public mobile radio telephone service shall be 15 years from the execution of the new concession agreement (October 7, 1999 to October 7, 2014).

The Minister is entitled to extend the concession period for both the GSM 900 and the DCS 1800 public mobile radio telephone services upon their expiration, which with regard to the GSM 900 public mobile radio telephone service is on November 4, 2008, and with regard to the DCS 1800 public mobile radio telephone service is on October 7, 2014. The extension can be for another 7.5 years without the issuance of a tender invitation.

In November 2002, the NCA designated T-Mobile H as having significant market power in the interconnections market.

On December 7, 2004 the NCA awarded T-Mobile H the exclusive right of use of certain frequency blocks for the deployment and operation of an IMT2000/UMTS mobile telecommunications system (3G system). The duration of the frequency usage right is 15 years (until 2019) with an option to extend it for another 7.5 years.

T-Mobile H is obliged by the term of the license decree to start commercial 3G service within 12 months after the acquisition of the license within the inner city of Budapest. It is also obliged to reach a population-wide coverage of 30% within 36 months of license acquisition. As of August 26, 2005 T-Mobile H had started to provide 3G service in compliance with the license conditions.

T-Mobile Hungary is subject to number portability regulation since May 2004.

Macedonian Mobile

T-Mobile Macedonia (T-Mobile MK), Magyar Telekom’s subsidiary, is the leading mobile service provider in Macedonia, which has a concession contract (under the old Telecommunications Act) to provide mobile telecommunications services until December 31, 2018, which can be renewed for an additional 20 years without a tender. According to the concession agreement, T-Mobile MK has the authorization to provide public cellular mobile telephony services and to construct, lease, own, develop, maintain and operate mobile public telecommunications networks throughout the entire territory of the Republic of Macedonia and between locations within Macedonia and places outside of Macedonia. T-Mobile MK is also registered to provide a public network for data transmission and radio transmission, with the corresponding data transmission and radio communications services, according to the ECL.

Prices of mobile services may be freely set by operators and providers. However, as a measure against a dominant position, the ECL provides the possibility to the Agency to impose regulated retail tariffs on the mobile market.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

If the Agency determines that any of the existing mobile operators has significant market power, it will request the interconnection prices to be transparent and cost-oriented.

Carrier selection may be imposed on T-Mobile MK after the SMP announcement. Number portability is also applicable to the Mobile segment.

Under the Concession Agreement, T-Mobile MK has the exclusive license to use bandwidth 3 in the GSM 900 band and is entitled to operate all radio stations it reasonably requires to provide mobile public telephony services. T-Mobile MK’s use of these frequencies is subject to terms and conditions set forth in the Concession Agreement.

Montenegrin Mobile

T-Mobile Crna Gora (T-Mobile CG), Magyar Telekom’s subsidiary, is the holder of one of the two GSM licenses issued in Montenegro. T-Mobile CG was launched on July 1, 2000. It arrived as the second mobile telecommunications operator in Montenegro—four years after the first one.

The telecommunications sector in Montenegro is regulated by the Telecommunications Law, however, it has no specific prescriptions for mobile operators.

T-Mobile CG has to inform the Telecommunications Agency about planned changes in its tariffs, however, the Agency has no right to interfere with the pricing policy of the company.

No obligation for number portability is in force.

A tender for 3G mobile frequencies is currently being contemplated by the Montenegrin telecommunications regulator. The government plans to issue three 3G licenses, two to the incumbent mobile operators and one to a new entrant. In our view the size of the Montenegrin market would not justify the entry of a third operator to the already saturated mobile telecommunications market. We do not expect, however, that the tender would be issued before 2007.

2                    Accounting policies

(a) Basis of presentation

The consolidated financial statements have been prepared under the historical cost convention, except as disclosed in the accounting policies below, and in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union. In Magyar Telekom’s case these are identical to the IFRS as issued by the IASB and effective for 2005.

According to Hungarian regulation, the Annual General Meeting has the power to approve the consolidated financial statements of the Group.

The consolidated financial statements are shown in millions of Hungarian Forints (“HUF”). For the convenience of the reader, the consolidated balance sheet, income statement and cashflow statement for the year 2005 are also presented in millions of U.S. dollars (“USD”) translated at a rate of HUF 213.58 to USD 1 (the official rate of the National Bank of Hungary at December 31, 2005). These translations are supplementary information and are unaudited.

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes thereto. Actual results could differ from those estimates.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In 2005, the Group adopted the IFRSs below, which are relevant to its operations.

•       IAS 1 (revised 2003) Presentation of Financial Statements

•       IAS 2 (revised 2003) Inventories

•       IAS 8 (revised 2003) Accounting Policies, Changes in Accounting Estimates and Errors

•       IAS 10 (revised 2003) Events after the Balance Sheet Date

•       IAS 16 (revised 2003) Property, Plant and Equipment

•       IAS 17 (revised 2003) Leases

•       IAS 21 (revised 2003) The Effects of Changes in Foreign Exchange Rates

•       IAS 24 (revised 2003) Related Party Disclosures

•       IAS 27 (revised 2003) Consolidated and Separate Financial Statements

•       IAS 28 (revised 2003) Investments in Associates

•       IAS 32 (revised 2003) Financial Instruments: Disclosure and Presentation

•       IAS 33 (revised 2003) Earnings per Share

•       IAS 39 (revised 2003) Financial Instruments: Recognition and Measurement

•       IFRS 2 (issued 2004) Share-based Payments

•       IFRS 3 (issued 2004) Business Combinations

•       IAS 36 (revised 2004) Impairment of Assets

•       IAS 38 (revised 2004) Intangible Assets

The adoption of IAS 1, 2, 8, 10, 16, 17, 21, 24, 27, 28, 32 and 33 (all revised 2003) did not result in substantial changes to the Group’s accounting policies. In summary:

•       IAS 1 (revised 2003) has affected the presentation of minority interest and other disclosures.

•       IAS 2, 8, 10, 16, 17, 27, 28, 32 and 33 had no material effect on the Group’s policies.

•       IAS 21 (revised 2003) had no material effect on the Group’s policy. The functional currency of each of the consolidated entities has been re-evaluated based on the guidance of the revised standard. All the Group entities have the same functional currency as their measurement currency.

•       IAS 24 (revised 2003) has affected the identification of related parties and some other related-party disclosures.

The adoption of IAS 39 (revised 2004) has resulted in a change in the accounting policy relating to the classification of financial assets at fair value through profit or loss. Further, the change in accounting policy resulted in the de-recognition of certain embedded derivatives (note 2(e)), which was implemented as required by IAS 8—Accounting Policies.

The adoption of IFRS 2 has resulted in a change in the accounting policy for share-based payments. Until December 31, 2004, the provision of share options to employees did not result in a charge in the

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

income statement. Subsequent to that date, the Group charges the cost of share options to the income statement (note 23).

The adoption of IFRS 3, IAS 36 (revised 2004) and IAS 38 (revised 2004) resulted in a change in the accounting policy for goodwill. Until December 31, 2004, goodwill was amortized on a straight line basis over a period ranging from 10 to 20 years, and assessed for an indication of impairment at each balance sheet date. In accordance with the provisions of IFRS 3:

•       The Group ceased amortization of goodwill from January 1, 2005

•       Accumulated amortization as at January 1, 2005 has been eliminated with a corresponding decrease in the cost of goodwill

•       From the year ended December 31, 2004 onwards, goodwill is tested annually for impairment, as well as when there are indications of impairment.

The Group has reassessed the useful lives of its intangible assets in accordance with the provisions of IAS 38. No adjustment resulted from this reassessment.

All changes in the accounting policies have been made in accordance with the transitional provisions in the respective standards. All standards adopted by the Group require retrospective application other than:

•       IAS 16—the exchange of property, plant and equipment is accounted at fair value prospectively

•       IAS 21—prospective accounting for goodwill and fair value adjustments as part of foreign operations

•       IAS 39—does not require the classification of financial assets as at ‘fair value through profit or loss’ of previously recognized financial assets

•       IFRS 2—retrospective application for all equity instruments granted after November 7, 2002 and not vested at January 1, 2005

•       IFRS 3—prospectively after March 31, 2004

•       IAS 39 requires simultaneous adoption with IAS 32

•       IFRS 3 requires simultaneous adoption with IAS 36 and IAS 38

The adoption of IFRS 2 would have resulted in the following changes to the previously reported years and resulted in the following impact during 2005.

	For the year ended December 31,
	2003	2004	2005
	(in HUF millions)
Increase in Employee related expenses (share based payments)	30	82	84
Increase to Retained earnings	30	82	84

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(b) Consolidation

(1)   Subsidiaries

Subsidiaries (including Special Purpose Entities) in which the Group has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies, are consolidated.

The existence and effect of potential voting rights that are presently exercisable or presently convertible are also considered when assessing whether the Group controls another entity.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets and contingent liabilities of the subsidiary acquired is recorded as goodwill.

In case of business combinations where the transaction takes place between companies under common control, the transaction is recorded at cost and any gains or losses on the transaction are directly recognized in retained earnings.

Inter-company transactions, balances and unrealized gains on transactions between the Magyar Telekom group companies are eliminated. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

Business combinations before April 1, 2004 are accounted for according to the purchase method of accounting prescribed by IAS 22—Business Combinations. For acquisitions after March 31, 2004, Magyar Telekom has been applying the provisions of IFRS 3—Business Combinations. Although IFRS 3 continues to require purchase price allocation for new acquisitions, in case of additional shares acquired in subsidiaries already controlled (step acquisition), no purchase price allocation is made. Consequently, the difference between the consideration paid and the share of net assets acquired is accounted for as goodwill.

(2)   Associates and joint ventures

Investments in associates and joint ventures are accounted for applying the equity method of accounting. Under this method the company’s share of the post-acquisition profits or losses of associates and joint ventures is recognized in the income statement, under the caption “Share of associates’ profits/losses after tax”. The cumulative post-acquisition movements are adjusted against the cost of the investment.

Associates are entities in which the Group generally has between 20% and 50% of the voting rights, or over which the Group has significant influence, but which it does not control. Joint ventures are entities in which Magyar Telekom holds a 50% share of ownership with a third party owner of the other 50% with identical voting rights.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

At December 31, 2005 and 2004 the principal operating subsidiaries and associates of the Group, which are incorporated in Hungary, Macedonia and Montenegro, were as follows:

	Group interest in capital as at December 31,
Subsidiaries	2004	2005	Activity
Incorporated in Hungary:
T-Mobile Hungary	100%	100%	Cellular telecom service provider
T-Online	100%	100%	Internet service and content provider
T-Kábel	100%	100%	Cable TV operator
BCN Rendszerház	100%	100%	Solutions for business customers
Emitel	100%	100%	Local telecom operator
InvesTel	100%	100%	Cable TV holding
Incorporated in Macedonia:
Makedonski Telekommunikacii (MakTel)	51%	51%	Fixed line telecom service provider
T-Mobile Macedonia (T-Mobile MK)	51%	51%	Cellular telecom service provider
Telemacedonia	100%	100%	Management consulting
Stonebridge	100%	100%	Holding company
Incorporated in Montenegro:
Crnogorski Telekom (CGT)	—	76.53%	Fixed line telecom service provider
T-Mobile Crna Gora (T-Mobile CG)	—	76.53%	Cellular telecom service provider
Internet Crna Gora (ICG)	—	76.53%	Internet service and content provider

	Group interest in capital as at December 31,
Associates	2004	2005	Activity
Incorporated in Hungary:
Hunsat	50%	50%	Satellite telecommunications
T-Systems Hungary (TSH)	49%	49%	Systems integration for business customers
Magyar RTL (M-RTL)	25%	25%	Television broadcast company

The Group’s interest in the capital of the above subsidiaries and associates equals the voting rights therein.

(c) Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency of the reporting entities using the exchange rates at the balance sheet date, and any unrealized exchange gains and losses are recognized immediately. Gains and losses that arise on foreign currency transactions and financing activities are included under Net financial expenses.

For the initial consolidation of foreign subsidiaries acquired, their assets and liabilities at the acquisition date are incorporated into the consolidated financial statements after translating the balances

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

into HUF using the exchange rate prevailing at that date. The fair value adjustments resulting from the purchase price allocation and goodwill are accounted for in HUF for acquisitions before March 31, 2004, after which date these adjustments arising on consolidation are accounted for in the functional currency of the subsidiary as required by IFRS 3—Business Combinations.

As the majority of the revenues and expenses of the Macedonian subsidiaries arise in MKD, the functional currency of these entities is MKD, while the majority of the revenues and expenses of the Montenegrin subsidiaries arise in EUR, the functional currency of these entities is EUR. At year-end the assets and liabilities of the foreign subsidiaries are translated into HUF using the exchange rates prevailing on the balance sheet date. The income statements of the foreign subsidiaries are translated into HUF using the average rate of exchange during the year. The translation difference arising on consolidation is accounted against the Cumulative translation adjustment in equity.

(d) Cash and cash equivalents

Cash and cash equivalents include cash on hand and in banks and all highly liquid deposits and securities with maturities of three months or less, and exclude all overdrafts.

(e) Financial assets

The Group classifies its financial assets into the following categories: at fair value through profit or loss, loans and receivables, and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date.

(1)   Financial assets at fair value through profit or loss

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorized as financial assets held for trading as Magyar Telekom does not apply hedge accounting. Assets in this category are classified as current assets if they are either held for trading or are expected to be realized within 12 months of the balance sheet date.

(2)   Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non current assets. Loans and receivables due within 12 months are classified as Trade and other receivables in the balance sheet, while those with a maturity over 12 months are included in Other non current assets.

(3)   Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in Other non current assets unless management intends to dispose of the investment within 12 months of the balance sheet date. Magyar Telekom has no financial assets that would be classified in this category.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Regular purchases and sales of investments are recognized on trade-date, the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the income statement. Investments are derecognized when the rights to receive cash flows from the investments have expired or have been transferred, and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value.

Loans and receivables are carried at amortized cost using the effective interest method. Gains or losses arising from changes in the fair value of the financial assets at fair value through profit or loss category, including interest and dividend income, are presented in the income statement within Net financial expenses, in the period in which they arise.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. If impairment is established, the loss on financial assets through profit or loss is recognized in Other financial expenses, while impairment loss of Trade and other receivables is charged in the Other operating expenses as Bad debt expense. Recoverable amounts of Trade and other receivables, used as a basis for determining whether impairment has become necessary, are estimated taking into account potential delays and defaults on payments.

Amounts due to, and receivable from, other network operators are shown net where a right of set-off exists and the amounts are settled on a net basis.

The revised interpretation of IAS 39—Financial Instruments—Recognition and Measurement does not consider contracts denominated in a currency that is not the functional currency of either of the contracting parties as a separable host contract and an embedded derivative if the contract currency is widely used in that market. As a result of the change in the interpretation, Magyar Telekom has restated its opening retained earnings to eliminate the carrying amounts of these embedded derivatives previously recognized (HUF 873 million) and the related deferred tax liability (HUF 140 million) in the balance sheet as at December 31, 2004.

(f) Inventories

Inventories are stated at the lower of cost or net realizable value using the historical cost method of accounting, and are valued on a weighted average or individual basis.

Phone sets are often sold for less than cost in connection with promotions to obtain new subscribers with minimum commitment periods. Such loss on the sale of equipment is only recorded when the sale occurs as the normal resale value of the phone sets exceeds cost.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(g) Assets held for disposal

Assets held for disposal include real estate that is no longer needed for the future operations of the Group, and have been identified for sale, which is expected to take place within 12 months. These assets are accounted for at the lower of carrying value or fair value less cost to sell. These assets continued to be depreciated until the sale, in accordance with IAS 16—Property, Plant and Equipment until December 31, 2004. From January 2005 Magyar Telekom applies the regulations of IFRS 5—Non Current Assets held for Sale and Discontinued Operations, whereby the depreciation is discontinued from the date of designation to the held for sale status.

(h) Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment losses.

The cost of an item of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. The initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located is also included in the costs if the obligation incurred can be recognized as a provision according to IAS 37—Provisions, Contingent Liabilities and Contingent Assets.

Government grants relating to the purchase of property, plant and equipment are deducted from the original cost of the items and are recognized in the income statement through the reduced amount of depreciation of the related assets over their useful lives. Investment tax credits relating to qualifying investment projects are also recognized in this manner (note 26).

Cost in the case of the outside plant comprises of all expenditures including the cabling within customers’ premises and interest on related loans.

When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts and any related gain or loss is recognized in the income statement in Other operating expenses.

Maintenance and repairs are charged to expense when incurred.

Depreciation is calculated on a straight-line basis from the time the assets are deployed and charged over their economic useful lives. Magyar Telekom regularly reviews the useful lives for consistency with current development plans and advances in technology.

The useful lives assigned are as follows:

Years
Buildings	10 - 50
Duct, cable and other outside plant	25 - 38
Other telecommunications equipment	7 - 15
Other fixed assets	3 - 12

(i) Intangible assets

Intangible assets are stated at historical cost less accumulated amortization and impairment losses.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives. Costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. Costs that are directly associated with the production of identifiable and unique software products controlled by the Group, and that will probably generate economic benefits exceeding costs beyond one year, are recognized as intangible assets. Direct costs include the software development employee costs and an appropriate portion of relevant overheads. Computer software development costs recognized as assets are amortized over their estimated useful lives.

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

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net assets and contingent liabilities of the acquired subsidiary at the date of acquisition. Goodwill on acquisitions completed before March 31, 2004 is reported in the balance sheet as an intangible asset and was amortized using the straight-line method over its estimated useful life. Goodwill arising on acquisitions after this date was not amortized in 2004. Following the change in the IFRS regulations, amortization of goodwill arising on acquisition before March 31, 2004 was discontinued from January 1, 2005, and impairment testing is now carried out on an annual basis for all goodwill recognized in the IFRS accounts.

Intangible assets other than goodwill are amortized over their respective economic useful lives.

Years
Software	3 - 5
Concessions and licenses	8 - 25
Brand-name	5 - 10
Other intangible assets	3 - 10

Other than goodwill, the Group has no intangible assets with indefinite life.

(j) Impairment of Property, plant and equipment and Intangible assets

Assets that have an indefinite useful life are not subject to amortization and are tested for impairment annually or more frequently if circumstances indicate that impairment may have occurred. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

Goodwill impairment is tested at the cash generating unit level, which is defined one level below the primary reporting segments, i.e. the national activities of the Fixed line and the Mobile segments (see note 4). The corporate headquarters’ assets are allocated to the Hungarian operations of the Fixed line segment.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(k) Leases

(1)   Lessor

Assets leased to customers under operating leases are included in Property, plant and equipment in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with similar fixed assets. Rental income is recognized on a straight-line basis over the lease term.

(2)   Lessee

Leases of property, plant and equipment where Magyar Telekom assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalized at the fair value of the asset or if lower, at the estimated present value of the future minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding lease obligations, net of finance charges, are included in Loans and other borrowings. The interest element of the lease payments is charged to the Net financial expense line of the income statement over the lease period. Property, plant and equipment acquired under finance lease contracts are depreciated over the shorter of the lease term or the useful life of the asset.

Costs in respect of operating leases are charged to the income statement on a straight-line basis over the lease term, included in Other operating expenses.

(3)   Sale and leaseback transactions

Sale and leaseback transactions involve the sale of an asset by Magyar Telekom and the leasing of the same asset or part of it back to Magyar Telekom. When sale and leaseback transactions qualify as finance leases any gain on the sale is deferred and recognized in the income statement over the lease term through lower depreciation expense.

(l) Deferred taxes

Deferred tax is recognized, using the liability method, for tax losses and tax credits and all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred income tax.

(m) Loans and other borrowings

Borrowings are recognized initially at fair value less transaction costs. In subsequent periods, they are stated at amortized costs. The effective interest is recognized in the income statement over the period of the borrowings.

Borrowing costs are recognized as an expense as incurred, net of amounts capitalized. Interest on general borrowings was capitalized as part of the cost of the relevant fixed asset, up to the date of commissioning and is then amortized over the period the asset is depreciated. The rate used to determine the amount of borrowing costs eligible for capitalization was defined as the ratio of equity to debt financing, where debt excludes short term borrowings and loans related to the financing of acquisitions. As all loans taken for capital expenditure on tangible and intangible assets were repaid by the end of 2003, no interest was capitalized in 2004 and 2005.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Effective borrowing cost (note 17) is calculated using the average amount of loans and other borrowings during the year and the total interest and other financial charges. The weighted average interest rate on borrowings is calculated using the average amount of loans and other borrowings during the year and the interest expense charged.

Fair value information on loans and other borrowings is also presented in the financial statements (note 17). Fair value of loans and other borrowings is calculated using the discounted cashflow method.

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

(o) Employee benefits

(1)   Short term employee benefits

Short term employee benefits are recognized as a current expense in the period when employees render their services. These include wages, social security contributions, bonuses, paid holidays, discounted telephone bills, meal and holiday contributions and other fringe benefits and the tax charges thereon.

(2)   Pensions

Payments to defined contribution pension and other welfare plans are recognized as an expense in the period in which they are earned by the employees.

Magyar Telekom does not have defined benefit pension schemes.

(3)   Share based compensation

Magyar Telekom adopted IFRS 2—Share-based Payment as of January 1, 2005. The standard requires the Group to reflect in its profit or loss and financial position the effects of share-based payment transactions, including expenses associated with transactions in which share options are granted to employees. Accordingly, Magyar Telekom recognizes the costs of services received from its employees in a share-based payment transaction when services are received. Magyar Telekom recognizes a corresponding increase in retained earnings if the services are received in an equity-settled share-based payment transaction, or a liability if the services are received in a cash-settled share-based payment transaction.

Fair values are determined using option pricing models (such as Black-Scholes) and other relevant techniques. As Magyar Telekom Plc. is listed and actively traded on the Budapest and New York Stock Exchanges, the share price and its history is readily available as a basis for fair value calculations.

Bonuses tied to the long term performance of the Magyar Telekom share are recognized in the income statement at their time-proportioned fair value (note 28) against an accumulating liability in Trade and other payables.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(4)   Termination benefits

Termination benefits are payable whenever an employee’s employment is terminated before the nominal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably committed to either terminate the employment of current employees according to a detailed formal plan without possibility of withdrawal or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

(p) Provisions

Provisions as required by IAS 37 are recognized when Magyar Telekom has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

(q) Treasury stock

When the Company or its subsidiaries purchase the Company’s equity share capital, the consideration paid including any attributable incremental external costs are deducted from the Shareholders’ equity as treasury stock until they are cancelled. Where such shares are subsequently sold or reissued, the treasury share balance decreases by the original cost of the particular shares, thereby increasing the equity, while any gains or losses are recognized in retained earnings.

(r) Revenues

Revenue is primarily derived from services provided to Magyar Telekom’s customer subscribers and other third parties using Magyar Telekom’s telecommunications network, and equipment sales. Revenues for all services and equipment sales (notes 21, 22) are shown net of VAT, discounts and after eliminating sales within the Group, and are recognized when there is persuasive evidence of an arrangement that services have been provided or equipment has been delivered, the price is fixed or determinable and collection is reasonably assured.

Customer subscriber arrangements typically include an activation fee, equipment sale, subscription fee and monthly charge for the actual airtime used. The Company considers the various elements of these arrangements to be separate earnings processes for IFRS purposes and classifies the revenue for each of the deliverables at their invoiced amounts into the categories as disclosed in notes 21 and 22.

Customers may also purchase public phone cards, prepaid mobile and internet cards which allow those customers to use Magyar Telekom’s telecommunications network for a selected amount of time. Customers must pay for such services at the date when the card is purchased.

Third parties using Magyar Telekom’s telecommunications network include roaming customers of other service providers and other telecommunications providers which terminate or transit calls on Magyar Telekom’s network.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Magyar Telekom’s IFRS revenue recognition policies for the different groups of services are as follows:

(1)   Fixed line connection and mobile activation fees

Revenues earned from connecting subscribers to the fixed or the mobile network are recognized upon service activation. Fixed line connection fees received before October 1997 were deferred and are amortized to revenue over a period of 10 years. See also accounting policy note for deferred revenue.

(2)   Subscription fees (fixed line and mobile access)

Monthly subscription fees represent a fixed monthly fee charged to customer subscribers for access to Magyar Telekom’s network. Such fees are recognized in the month during which the customer is permitted access to the network. In case of subscriptions when certain amount of free airtime usage is included in the subscription, the total amount due for the month is recognized as subscription fee revenue.

(3)   Outgoing traffic revenue (fixed line and mobile network usage)

Outgoing traffic represents customer use of Magyar Telekom’s telecommunications network. Customers are charged for outgoing traffic based on their actual use of the network multiplied by a contractually agreed rate. The revenue from usage is recognized in the period in which service is provided to the customers or third parties. A proportion of the revenue received is often paid to other operators (including roaming and interconnect) for the use of their networks, where appropriate. The revenues and costs of these calls are stated gross in these consolidated financial statements.

Revenues from the sale of public phone cards, prepaid mobile cards and prepaid internet cards are recognized when used by the customers or when the cards expired with unused units.

(4)   Incoming traffic revenue (fixed line and mobile network usage)

Incoming traffic revenue is recognized in the period of related usage. A proportion of the revenue received is often paid to other operators (interconnect) for the use of their networks, where appropriate. The revenues and costs of these transit calls are stated gross in these consolidated financial statements and recognized in the period of related usage.

(5)   Leased lines and data transmission revenues

Leased line services are provided to customers on a monthly rental basis, while data transmission is charged on a unit basis. These revenues are recognized in the period of usage or availability of the service to the customer.

(6)   Equipment sales

Revenues and costs from sale of telephone sets are recognized upon delivery.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(7)   Value added services (other fixed line charges and enhanced mobile services)

Value added services mostly include SMS, MMS, WAP as well as directory assistance and similar services. To a lesser extent revenues from premium rate services are also included in this category, which are in most cases recognized on a gross basis, when the delivery of the service over Magyar Telekom’s network is the responsibility of the Group and the Group also bears substantial risks of these services.

(s) R&D and Marketing expenses

Research and development costs that do not qualify for recognition as an intangible asset as well as marketing costs are expensed as incurred.

(t) Earnings per share

Basic earnings per share is calculated by dividing profit attributable to the equity holders of the company for the period by the weighted average number of common stocks outstanding, while diluted earnings per share is calculated considering the weighted average number of diluting share options in addition to the number of common stocks outstanding.

(u) Dividends

Dividends payable to the Company’s shareholders and to minority shareholders of the subsidiaries are recorded as a liability and debited against equity in the Group’s financial statements in the period in which they are approved by the shareholders.

(v) Segment reporting

Magyar Telekom determines segments primarily based on products and services that are subject to risks and returns that are different from those of other businesses. The primary segments are based on the business lines (Fixed line and Mobile operations), both of which include Hungarian, Macedonian and Montenegrin activities. Reported segments are consistent with information used by management for internal reporting and monitoring purposes. The Company’s secondary format for reporting segment information is the geographical segments.

(w) Comparative information

In order to maintain consistency with the current year presentation, certain items have been reclassified for comparative purposes.

(x) Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The most critical estimates and assumptions are discussed below.

(1)   Useful lives of assets

The determination of the useful lives of assets is based on historical experience with similar assets as well as any anticipated technological development and changes in broad economic or industry factors. The

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

appropriateness of the estimated useful lives is reviewed annually, or whenever there is an indication of significant changes in the underlying assumptions. We believe that the accounting estimate related to the determination of the useful lives of assets is a critical accounting estimate since it involves assumptions about technological development in an innovative industry. Further, due to the significant weight of long-lived assets in our total assets, the impact of any changes in these assumptions could be material to our financial position, and results of operations. As an example, if Magyar Telekom was to shorten the average useful life by 10%, this would result in additional annual depreciation and amortization expense of approximately HUF 11.5 billion.

(2)   Impairment testing of goodwill

Under IFRS, goodwill is no longer amortized, but tested for impairment annually or more frequently. As all of our subsidiaries are either not listed on stock exchanges or there is no active market for their shares, the fair values of the business units and reportable segments are calculated based on the discounted projected cashflows of these units. This is highly judgmental, which carries the inherent risk of arriving at materially different fair values if estimates used in the calculations would prove to be inappropriate. If Magyar Telekom had used a WACC of 11.2% and a 0 percent perpetual growth rate after the ten year projected period, it would have resulted in an impairment charge. Any further increase in the WACC or a negative growth rate applied would have resulted in further amounts of impairment, initially related to goodwill allocated to the international operations of the Fixed line segment.

(3)   Potential impairment of property, plant and equipment and intangibles

We assess the impairment of identifiable property, plant, equipment and intangibles whenever there is a reason to believe that the carrying value may materially exceed the recoverable amount and where impairment in value is anticipated. The recoverable amounts are determined by value in use calculations, which use a broad range of estimates and factors affecting those. Among others, we typically consider future revenues and expenses, technological obsolescence, discontinuance of services and other changes in circumstances that may indicate an impairment. As this exercise is highly judgmental, the amount of potential impairment may be significantly different from that of the result of these calculations.

(4)   Impairment of trade and other receivables

We calculate impairment for doubtful accounts based on estimated losses resulting from the inability of our customers to make required payments. We base our estimate on the aging of our account receivables balance and our historical write-off experience, customer credit-worthiness and changes in our customer payment terms when evaluating the adequacy of the impairment loss for doubtful accounts. These involve assumptions about future customer behavior and the resulting future cash collections. If the financial condition of our customers were to deteriorate, actual write-offs of currently existing receivables may be higher than expected and may exceed the level of the impairment losses recognized so far.

(5)   Provisions

Provisions in general are highly judgmental, especially in the cases of legal disputes. The Group assesses the probability of an adverse event as a result of a past event to happen and if the probability is evaluated to be more than fifty percent, the Group fully provides for the total amount of the liability. The Group is rather prudent in these assessments, but due to the high level of uncertainty, in some cases the evaluation may not prove to be in line with the eventual outcome of the case.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(6)   Subscriber acquisition costs

Subscriber acquisition costs primarily include the loss on the equipment sales (revenues and costs disclosed separately) and fees paid to subcontractors that act as agents to acquire new customers. The up-front fees collected from customers for activation or connection are marginal compared to the costs. These revenues, costs and losses are recognized when the customer is connected to the Group’s fixed or mobile networks. No such costs or revenues are deferred.

3                    Financial risk management

(a) Financial risk factors

Magyar Telekom is exposed to interest and foreign exchange rate risk associated with its debt and anticipated transactions. As the vast majority of the revenues and expenses of the Hungarian entities arise in HUF, the functional currency of Magyar Telekom is HUF, and as a result, Magyar Telekom’s objective is to minimize the level of its financial risk in HUF terms.

(1)   Foreign exchange risk

The most significant foreign exchange exposure of the Group is related to its foreign direct investments in the Southern and Eastern European region. The Group through its subsidiaries is present in Macedonia, Montenegro, and to a lesser extent in Bulgaria, Romania and Ukraine. Most of these countries are candidates to accession to the European Union, which over time mitigates the currency risk of these countries. The high amount of foreign currency (EUR and USD) denominated cash portfolio of subsidiaries in these countries mitigates the currency risk on Group level.

The National Bank of Hungary lifted the devaluation of the Hungarian Forint against the Euro in October 2001 after widening the intervention band from +/-2.25% to +/-15% as of May 4, 2001. The introduction of this new foreign exchange regulation increased the foreign exchange risk of the Group significantly. In order to mitigate this increased risk, Magyar Telekom minimized its foreign currency borrowings in 2002 and 2003. In 2004 and 2005 Magyar Telekom had insignificant amount of foreign currency denominated debts.

A further foreign exchange exposure of Magyar Telekom is related to holding foreign currency cash balances, and operating activities through revenues from and payments to international telecommunications carriers as well as capital expenditure contracted with vendors in foreign currency. These revenues and payments, however, are almost in full balance, therefore Magyar Telekom very rarely has to buy or sell foreign currency on the market.

Magyar Telekom occasionally enters into derivative contracts for risk reduction purposes. These foreign currency forward contracts are taken to reduce the exchange rate risk related to the foreign exchange denominated payment obligations.

(2)   Interest rate risk

Magyar Telekom is exposed to financial market risk primarily through interest rate fluctuations. This is due to the fact that changing HUF interest rates affect the fair value of fixed rate debts and also affect the cash outflow through the variable rate debts. To control interest rate risk, a combination of fixed and floating rate debt is used within the HUF portfolio. By the end of 2003 Magyar Telekom managed to

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

convert almost all of its remaining foreign exchange debt portfolio to HUF, thereby limiting its exposure to interest rate fluctuations in the HUF environment.

(3)   Credit risk

The Group has no significant concentrations of credit risk. Cash and cash equivalents held by the Hungarian members of the Group are primarily denominated in Hungarian Forint and concentrations of credit risk are limited as Magyar Telekom places its cash with substantial credit institutions. Cash and cash equivalents held by the Macedonian subsidiaries are denominated in Macedonian Denars, EUR and in U.S. dollars, while the Montenegrin subsidiaries possess cash and cash equivalents primarily denominated in EUR.

Concentrations of credit risk relating to trade receivables are limited due to the large number of customers comprising Magyar Telekom’s customer base and their dispersion across many different industries and geographic areas.

(4)   Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities as well as available funding through adequate amount of committed credit. The Group Treasury’s management aims at maintaining flexibility in funding by keeping committed credit lines available.

(b) Accounting for derivative financial instruments and hedging activities

Magyar Telekom does not apply hedge accounting for its financial instruments, all gains and losses are recognized in the income statement. The fair value of derivative financial instruments is included in Other financial assets or Other non current assets or other current or non current liabilities depending on the maturity of the agreements.

(c) Fair value estimation

The fair value of publicly traded derivative financial instruments and other financial assets is based on quoted market prices at the balance sheet date. The fair value of forward foreign exchange contracts is determined based on forward exchange market rates at the balance sheet date.

In assessing the fair value of non-traded derivative financial and other instruments, the Group makes assumptions that are based on market conditions existing at each balance sheet date and estimated discounted future cashflows are used to determine fair value for the remaining financial instruments.

4                    Segment information

Magyar Telekom has two primary segments, Fixed line and Mobile services, which include both Hungarian and international activities.

The Fixed line segment provides local telephony, domestic and international long distance telecommunications services in Hungary, Macedonia and Montenegro. The Hungarian operations include the activities of the points of presence extended to Romania, Bulgaria and Ukraine. Entities in the segment also provide services such as leased lines, data transmission, PBX, corporate network, internet and cable TV services.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Mobile segment provides digital services in various frequency bandwidths in Hungary, Macedonia and Montenegro.

Inter-segment pricing is on an arms’ length basis.

(a) Primary reporting format

The following tables present a summary of operating results of the Group by business segment for the years ended December 31, 2003, 2004 and 2005. The segments presented below are substantially consistent with the format used by the Company’s Management Committee.

	For the year ended December 31,
	2003	2004	2005
	(in HUF millions)
Revenues
Hungarian Fixed line	324,552	301,743	288,050
International Fixed line	49,690	45,184	55,850
Total	374,242	346,927	343,900
Less: intra-segment revenue	(1,553)	(907)	(1,006)
Total revenue of Fixed line segment	372,689	346,020	342,894
Less: inter-segment revenue	(14,034)	(11,846)	(11,832)
Fixed line revenue from external customers	358,655	334,174	331,062
Hungarian Mobile	254,141	263,023	270,362
International Mobile	31,575	33,734	42,693
Total	285,716	296,757	313,055
Intra-segment revenue	(20)	(58)	(27)
Total revenue of Mobile segment	285,696	296,699	313,028
Less: inter-segment revenue	(37,099)	(29,435)	(23,393)
Mobile revenue from external customers	248,597	267,264	289,635
Total revenue of the Group	607,252	601,438	620,697

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	For the year ended December 31,
	2003	2004	2005
	(in HUF millions)
Depreciation and amortization
Hungarian Fixed line—amortization of goodwill	1,599	1,601	—
Hungarian Fixed line—impairment of tangible and intangible assets	1,344	5,355	316
Hungarian Fixed line—other depreciation and amortization	68,918	65,610	61,074
Hungarian Fixed line	71,861	72,566	61,390
International Fixed line—amortization of goodwill	663	684	—
International Fixed line—other depreciation and amortization	9,081	8,411	10,505
International Fixed line	9,744	9,095	10,505
Fixed line segment	81,605	81,661	71,895
Hungarian Mobile—amortization of goodwill	9,540	9,540	—
Hungarian Mobile—impairment of tangible and intangible assets	—	4,426	—
Hungarian Mobile—other depreciation and amortization	30,355	33,605	33,897
Hungarian Mobile	39,895	47,571	33,897
International Mobile—amortization of goodwill	1,989	2,051	—
International Mobile—impairment of tangible and intangible assets	—	—	75
International Mobile—other depreciation and amortization	4,845	6,383	8,819
International Mobile	6,834	8,434	8,894
Mobile segment	46,729	56,005	42,791
Total depreciation and amortization of the Group	128,334	137,666	114,686
Segment results (Operating profit)
Hungarian Fixed line	44,090	13,061	40,299
International Fixed line	11,765	7,028	9,067
Fixed line segment	55,855	20,089	49,366
Hungarian Mobile	55,030	56,128	71,717
International Mobile	11,179	9,047	12,305
Mobile segment	66,209	65,175	84,022
Total operating profit of the Group	122,064	85,264	133,388
Share of associates’ profits/losses after tax
Hungarian Fixed line	795	1,896	330

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	At December 31,
	2003	2004	2005
	(in HUF millions)
Assets
Assets of Hungarian Fixed line	503,091	454,564	444,328
Goodwill allocated to Hungarian Fixed line	14,194	13,655	13,655
Associates of Hungarian Fixed line	4,827	5,750	5,020
Hungarian Fixed line	522,112	473,969	463,003
Assets of International Fixed line	97,569	95,872	135,397
Goodwill allocated to International Fixed line	11,751	12,972	12,972
International Fixed line	109,320	108,844	148,369
Intra-segment elimination	(879)	(369)	(761)
Fixed line segment	630,553	582,444	610,611
Assets of Hungarian Mobile	186,720	201,032	206,996
Goodwill allocated to Hungarian Mobile	170,914	161,374	161,374
Hungarian Mobile	357,634	362,406	368,370
Assets of International Mobile	36,384	38,159	53,103
Goodwill allocated to International Mobile	35,253	38,918	44,156
International Mobile	71,637	77,077	97,259
Intra-segment elimination	(1)	(41)	—
Mobile segment	429,270	439,442	465,629
Inter-segment elimination	(8,025)	(8,404)	(8,710)
Total segment assets	1,051,798	1,013,482	1,067,530
Unallocated assets(a)	7,039	16,076	15,418
Total assets of the Group	1,058,837	1,029,558	1,082,948
Liabilities
Hungarian Fixed line	69,138	84,801	80,988
International Fixed line	5,918	4,039	10,306
Intra-segment elimination	(879)	(369)	(761)
Fixed line segment	74,177	88,471	90,533
Hungarian Mobile	43,222	47,535	48,464
International Mobile	2,526	3,393	5,841
Intra-segment elimination	(1)	(41)	—
Mobile segment	45,747	50,887	54,305
Inter-segment elimination	(8,025)	(8,404)	(8,710)
Total segment liabilities	111,899	130,954	136,128
Unallocated liabilities(a)	316,554	321,940	349,126
Total liabilities of the Group	428,453	452,894	485,254

(a)           Unallocated assets include income tax assets (current and deferred), while unallocated liabilities include loans and other borrowings and income tax liabilities (current and deferred).

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	For the year ended December 31,
	2003	2004	2005
	(in HUF millions)
Purchase of tangible and intangible assets
Hungarian Fixed line	39,662	39,495	42,875
International Fixed line	8,227	5,270	5,997
Fixed line segment	47,889	44,765	48,872
Hungarian Mobile	37,131	41,440	47,401
International Mobile	5,768	5,543	7,314
Mobile segment	42,899	46,983	54,715
Total Group	90,788	91,748	103,587

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(b) Secondary reporting format

Magyar Telekom’s Fixed line and Mobile segments operate in Hungary, Macedonia and Montenegro. The Hungarian Fixed line segment also has points of presence in Romania, Bulgaria and Ukraine, which are shown in one amount in the table below. The geographical segment reporting information is included in the tables below.

	For the year ended December 31,
	2003	2004	2005
	(in HUF millions)
Revenues
Revenue generated in Hungary	538,702	533,706	532,557
Less: inter-segment revenue	(1,322)	(682)	(1,020)
Revenue from external customers—Hungary	537,380	533,024	531,537
Revenue generated in Macedonia	70,014	68,352	67,549
Less: inter-segment revenue	(250)	(283)	(311)
Revenue from external customers—Macedonia	69,764	68,069	67,238
Revenue generated in Montenegro	—	—	20,522
Less: inter-segment revenue	—	—	(62)
Revenue from external customers—Montenegro	—	—	20,460
Revenue generated in other countries	128	509	2,133
Less: inter-segment revenues	(20)	(164)	(671)
Revenue from external customers—other countries	108	345	1,462
Total revenue of the Group	607,252	601,438	620,697
Purchase of tangible and intangible assets
Hungary	76,793	80,390	88,996
Macedonia	13,995	10,813	9,623
Montenegro	—	—	3,688
Other countries	—	545	1,280
Total Group	90,788	91,748	103,587

	At December 31,
	2003	2004	2005
	(in HUF millions)
Assets
Hungary	872,955	828,414	821,833
Macedonia	179,553	184,876	187,433
Montenegro	—	—	56,523
Other countries	201	1,187	3,265
Total	1,052,709	1,014,477	1,069,054
Inter-segment elimination	(911)	(995)	(1,524)
Total segment assets	1,051,798	1,013,482	1,067,530
Unallocated assets	7,039	16,076	15,418
Total assets of the Group	1,058,837	1,029,558	1,082,948

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5                    Acquisitions

(a) Acquisition of a 76.53% share of ownership in Crnogorski Telekom (CGT) in 2005

In 2005, the Company acquired a 76.53% stake in CGT in the course of the privatization tender. The purchase price of the stake was EUR 140.5 million. From this purchase price, Magyar Telekom paid EUR 114.0 million for a stake of 51.12% to the government of Montenegro and EUR 22.9 million for a stake of 21.92% to minority shareholders. For the remaining 3.49% Magyar Telekom paid EUR 3.6 million through a public offering. CGT owns 100% of the share capital of T-Mobile CG, the Montenegrin mobile company, 100% of the share capital of Internet Crna Gora, and 51% of the share capital of Montenegrocard. The total cost of the acquisition was HUF 35,927 million including directly related expenses.

CGT and its subsidiaries have been consolidated since March 31, 2005.

The fair value of the net assets acquired and the consideration paid for the acquisition is disclosed in the table below.

In HUF millions	Total	Net assets included in the Fixed line segment on first consolidation	Net assets included in the Mobile segment on first consolidation
Total cost of acquisition	35,927
Less: Cash acquired	(1,866)	1,742	124
Consideration paid	34,061
Fair value of net assets acquired	28,939
Goodwill	5,122	—	5,122
Fair value of net assets acquired:
Receivables	7,678	6,442	1,236
Income tax receivable	339	—	—
Inventory	609	426	183
Property, plant and equipment	28,687	22,495	6,192
Intangible assets	9,958	3,700	6,258
Other non current assets	1,080	1,080	—
Trade and other payables	(3,917)	(3,148)	(769)
Loans and other borrowings	(3,290)	—	—
Provisions	(1,951)	(1,914)	(37)
Net deferred tax liability	(807)	—	—
	38,386	29,081	13,063
Minority interest	(9,447)
Total	28,939

The Group’s total revenue in 2005 amounted to HUF 620,697 million and profit for the year attributable to the equity holders of the Company amounted to HUF 78,564 million with CGT group consolidated from March 31, 2005. If the acquisition had taken place on January 1, 2005, the Group’s total revenue would be HUF 626,019 million and profit for the year attributable to the equity holders of the Company would be HUF 78,198 million.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The acquisition of CGT group resulted in an additional profit for the year attributable to the equity holders of the Company of HUF 1,482 million for Magyar Telekom Group in 2005.

(b) Acquisition of 49% share of ownership in T-Systems Hungary in 2004

As of September 30, 2004, Magyar Telekom acquired a 49% share of ownership in T-Systems Hungary (TSH) from T-Systems International (TSI). The consideration paid amounted to HUF 3,430 million. As the transaction took place between companies of Deutsche Telekom Group, Magyar Telekom applied predecessor accounting. This means that Magyar Telekom took over the carrying value of the investment and the related goodwill from the accounts of TSI and the difference between the consideration paid and the carrying values was recorded in shareholders’ equity (note d on F-7). The goodwill taken over from TSI’s accounts (HUF 149 million) is included in the value of the associate.

(c) Acquisition of additional shares in Stonebridge (holding company owning 51% of MakTel)

The subscription and shareholders’ deed (Deed) agreed between the original owners of Stonebridge provided for a put option which entitled SEEF Holdings, one of the co-owners, to sell its shares to Magyar Telekom at a price formula also set out in the Deed on May 15 of each of 2003, 2004 or 2005 or upon the occurrence of certain events. The formula took into account the purchase price paid by the consortium for the shares, the current earnings before interest, tax, depreciation and amortization (EBITDA) and the net debt of MakTel.

Pursuant to the terms of the Deed, SEEF exercised its put option (in relation to 3.05% holding in Stonebridge) in 2003 and Magyar Telekom paid EUR 21 million (HUF 5,545 million). In 2004, SEEF exercised its put option for the remaining 3.05% share of ownership in Stonebridge. Magyar Telekom paid USD 27.4 million (HUF 5,554 million) for these shares, thereby increasing its share of ownership to 92.6% in Stonebridge. The acquisition in 2003 was accounted for according to IAS 22—Business combinations, while the 2004 acquisition was accounted for according to IFRS 3—Business combinations.

CosmoTelco, the other co-owner in Stonebridge, and Magyar Telekom entered into a call option agreement whereby CosmoTelco had the right to acquire additional shares in Stonebridge from Magyar Telekom such that CosmoTelco’s holding could have increased its original 7.44 percent stake in Stonebridge to 29 percent. The price was defined as Magyar Telekom’s acquisition cost plus holding costs. Before the expiration of CosmoTelco’s call option in 2002, Magyar Telekom and CosmoTelco amended the option agreement as a result of which CosmoTelco had until 2003 to exercise its option for a 10% share in Stonebridge. Magyar Telekom paid a fee of EUR 7 million (HUF 1,715 million) in return for CosmoTelco letting the option for the remaining 11.55% share expire unexercised in 2002. In 2003, the parties agreed that CosmoTelco allowed its option to lapse, and Magyar Telekom paid EUR 2.5 million (HUF 658 million) to CosmoTelco.

As of October 26, 2004 Magyar Telekom acquired CosmoTelco’s 7.44% share of ownership in Stonebridge, whereby Magyar Telekom became the sole owner of Stonebridge. As a result of this acquisition, Magyar Telekom’s effective ownership in MakTel increased to 51%. Total acquisition cost of the transaction amounted to HUF 9,003 million.

Since Magyar Telekom has a 100% ownership in Stonebridge, the holding company structure is no longer necessary. In November 2005 Magyar Telekom commenced the winding-up of Stonebridge in accordance with the relevant Macedonian laws. Once the process is complete, Magyar Telekom will directly own its shares in MakTel, thus simplifying the ownership structure.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(d) Purchase of subsidiaries and business units in the cashflow statement

	For the year ended December 31,
	2003	2004	2005
	(in HUF millions)
CGT	—	—	35,927
T-Systems Hungary	—	3,430	—
Stonebridge	5,545	13,355	—
Amounts paid to CosmoTelco for unexercised call option	658	—	—
Other	1,789	488	—
Total purchase of subsidiaries and business units	7,992	17,273	35,927

Other items include the consideration paid for shares of non-principal subsidiaries and business units.

6                    Cash and cash equivalents

	At December 31,
	2004	2005
	(in HUF millions)		Average interest rate
HUF	1,552	1,794	3.22%
MKD	22,110	21,916	6.38%
EUR	7,815	13,527	2.12%
Other	5,402	8,823	3.44%
	36,879	46,060	4.44%

	At December 31,
	2004	2005
	(in HUF millions)
Cash on hand	93	166
Cash in banks and cash equivalents	36,786	45,894
	36,879	46,060

7                    Other financial assets

Other financial assets include financial assets held for trading including financial instruments with maturities between three to twelve months and other instruments at fair value through profit or loss. The balance as at December 31, 2004 also included the fair value of certain embedded derivatives (HUF 438 million) that were derecognized against retained earnings as a result of the change in accounting policy for the recognition of embedded derivatives (note 2 (e)).

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8                    Trade and other receivables

	At December 31,
	2004	2005
	(in HUF millions)
Domestic trade receivables	87,290	100,206
Foreign trade receivables	4,624	7,080
Receivables from associates	555	1,008
Receivables from Deutsche Telekom Group companies	1,200	1,943
Advances paid for current assets	796	2,577
Other taxes receivable	4,259	2,742
Prepayments and accrued income	2,128	3,686
Other receivables	6,864	7,932
	107,716	127,174
Allowance for impairment loss	(24,276)	(29,991)
	83,440	97,183

The allowance for impairment loss and changes therein for 2004 and 2005 are as follows:

	At December 31,
	2004	2005
	(in HUF millions)
Impairment loss, beginning of period	(20,960)	(24,276)
Charged to expense (included in other operating expenses)	(6,082)	(6,266)
Impairment losses of acquired companies on acquisition	—	(3,674)
Utilized and translation differences	2,766	4,225
Impairment loss, end of period	(24,276)	(29,991)

9                    Inventories

	At December 31,
	2004	2005
	(in HUF millions)
Cables, wires and other materials	3,933	3,493
Inventory for resale	4,724	6,215
Subtotal	8,657	9,708
Less allowances for obsolete inventory	(988)	(1,294)
	7,669	8,414

10             Assets held for disposal

Assets held for disposal include land and buildings identified for sale, which is expected within 12 months, as a result of the continuing improvement of utilization of properties and headcount reductions. All of these assets are included in the Fixed line segment.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11             Property, plant and equipment—net

	Land and equivalent rights	Buildings	Telecom. equipment	Other equipment	Total
	in HUF millions
At January 1, 2004
Cost	5,963	110,638	852,404	135,049	1,104,054
Accumulated depreciation	(1,430)	(19,040)	(369,552)	(88,528)	(478,550)
Carrying amount	4,533	91,598	482,852	46,521	625,504
Carrying amount—January 1, 2004	4,533	91,598	482,852	46,521	625,504
Exchange differences	(2)	(779)	(3,914)	(384)	(5,079)
Reclassifications	—	—	(858)	—	(858)
Acquisitions	—	1	170	145	316
Additions	145	5,066	43,387	12,375	60,973
Disposals	(398)	(1,141)	(642)	(379)	(2,560)
Impairment charge	—	—	(5,355)	—	(5,355)
Depreciation charge	(364)	(3,173)	(75,788)	(19,463)	(98,788)
Carrying amount—December 31, 2004	3,914	91,572	439,852	38,815	574,153
At December 31, 2004
Cost	5,543	112,328	868,615	135,396	1,121,882
Accumulated depreciation	(1,629)	(20,756)	(428,763)	(96,581)	(547,729)
Carrying amount	3,914	91,572	439,852	38,815	574,153
Of which held for disposal					(3,063)
					571,090
Carrying amount—January 1, 2005	3,914	91,572	439,852	38,815	574,153
Exchange differences	27	500	2,106	149	2,782
Acquisitions	1,226	6,502	19,116	1,843	28,687
Additions	185	6,625	54,194	14,701	75,705
Disposals	(203)	(818)	(201)	(313)	(1,535)
Impairment charge	—	(75)	(199)	(117)	(391)
Depreciation charge	(214)	(3,137)	(76,916)	(16,096)	(96,363)
Carrying amount—December 31, 2005	4,935	101,169	437,952	38,982	583,038
At December 31, 2005
Cost	6,743	124,636	931,111	143,832	1,206,322
Accumulated depreciation	(1,808)	(23,467)	(493,159)	(104,850)	(623,284)
Carrying amount	4,935	101,169	437,952	38,982	583,038
Of which held for disposal					(2,302)
					580,736

The closing balance of Property, plant and equipment includes assets in the course of construction in an amount of HUF 28,069 million as at December 31, 2005 (2004: HUF 16,283 million). This was reported as a separate category until 2004, while in the table above the assets in course of construction are shown in the categories where the capitalization is expected. We have also changed the categorization of the

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

property plant and equipment, and prior year balances and movements are now shown in line with the new disclosure.

Acquisitions include the fair value of the assets of the companies that were acquired by Magyar Telekom in the reported years.

Additions to property, plant and equipment are shown net of the investment tax credit related to broadband investments of HUF 5,373 million in 2005 (HUF 6,849 million in 2004). For more details, see note 26.

Impairment losses charged in 2005 relate to various assets, the recoverable amounts of which were defined based on the respective assets’ fair value less cost to sell as these were found higher than their value in use.

Impairment losses charged in 2004 mainly related to MLLN node equipment and operational system, DTU, FMUX, High Speed Subscriber’s Facilities. The recoverable amount for the above mentioned equipment was defined based on the value in use, determined using discounted cashflow analysis. The discount rate used in the discounted cashflow calculations was 9.74% in 2004. All impairment losses charged are included in the Fixed line segment.

Included in buildings are assets sold and leased back under finance lease conditions. At December 31, 2005 the gross book value of the leased back assets is HUF 752 million and the net book value is HUF 645 million.

Included in telecommunications equipment at December 31, 2005 are assets leased under operating lease contracts to customers with a gross book value of HUF 5,657 million (2004: HUF 5,436 million) and net book value of HUF 2,217 million (2004: HUF 2,730 million). Depreciation for the year of these assets amounted to HUF 934 million (2004: HUF 463 million).

As a result of the continuous revision of the useful life of the Group’s assets, the lives of certain assets were changed as of January 1, 2005. These assets mainly included ISDN and ADSL equipment, other equipment and vehicles and the change in life resulted in HUF 1,771 million higher depreciation expense in 2005.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12             Intangible assets—net

	Goodwill	Software	Concessions and licenses	Brand name	Other	Total
	in HUF millions
At January 1, 2004
Cost	289,183	75,747	19,770	7,706	6,769	399,175
Accumulated amortization	(57,062)	(40,401)	(6,251)	(2,839)	(4,290)	(110,843)
Carrying amount	232,121	35,346	13,519	4,867	2,479	288,332
Carrying amount—January 1, 2004	232,121	35,346	13,519	4,867	2,479	288,332
Exchange differences	—	(227)	(2)	—	(433)	(662)
Reclassifications	—	858	—	—	—	858
Acquisitions	8,675	—	—	365	151	9,191
Additions	—	16,898	17,073	—	206	34,177
Disposals	—	(2)	—	—	(20)	(22)
Impairment	—	—	—	(4,426)	—	(4,426)
Amortization charge	(13,876)	(12,791)	(1,638)	(346)	(446)	(29,097)
Carrying amount—December 31, 2004	226,920	40,082	28,952	460	1,937	298,351
At December 31, 2004
Cost	297,858	90,101	36,829	525	5,661	430,974
Accumulated amortization	(70,938)	(50,019)	(7,877)	(65)	(3,724)	(132,623)
Carrying amount	226,920	40,082	28,952	460	1,937	298,351
Carrying amount—January 1, 2005	226,920	40,082	28,952	460	1,937	298,351
Exchange differences	115	336	61	35	81	628
Acquisitions	5,122	1,698	2,820	1,740	3,700	15,080
Additions	—	16,705	—	—	6,964	23,669
Amortization charge	—	(14,676)	(2,055)	(319)	(881)	(17,931)
Carrying amount—December 31, 2005	232,157	44,145	29,778	1,916	11,801	319,797
At December 31, 2005
Cost	232,157	110,038	40,139	2,305	16,197	400,836
Accumulated amortization	—	(65,893)	(10,361)	(389)	(4,396)	(81,039)
Carrying amount	232,157	44,145	29,778	1,916	11,801	319,797

We have changed the categorization of intangible assets, prior year balances and movements are now shown in line with the new disclosure.

Acquisitions include the assets of the companies that were acquired by Magyar Telekom in the reported years and the goodwill arising on acquisitions.

The amortization expense as well as the impairment losses of intangible assets including goodwill is accounted for in the depreciation and amortization line of the income statement.

The Group carried out an impairment test on goodwill in the last quarter of 2004 and 2005 and established that the carrying amount goodwill allocated to the cash generating units did not suffer impairment as the recoverable amounts of the segments based on value in use determined using discounted projected cashflows proved to be higher than the carrying values. Consequently, no goodwill

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

impairment was charged in any of the reported years. The cashflows attributable to the national operations of the segments were projected for the coming ten years with terminal values determined.

The most significant amounts of goodwill are allocated to the Hungarian and the International operations of the Mobile segment. Beyond the 10 year planning period, the perpetual growth rates of these Mobile operations were determined at 2.5%. The weighted average cost of capital was determined at 7.43% for the Hungarian Mobile operations, and 9.34% for the International Mobile operations.

In 2004, the Hungarian mobile subsidiary, Westel, was renamed to T-Mobile Hungary. As a result of the change of the brand name, the carrying value of the capitalized Westel brand name was impaired and then derecognized after the completion of the rebranding.

The most significant individual intangible assets as of December 31, 2005 are listed in the table below.

Description	Carrying amount in HUF millions	Remaining useful life
		(years)
Goodwill allocated to Hungarian Mobile	161,374	—
Goodwill allocated to International Mobile	44,156	—
Goodwill allocated to Hungarian Fixed line	13,655	—
Goodwill allocated to International Fixed line	12,972	—
T-Mobile H UMTS licence	16,654	14
T-Mobile H DCS 1,800 licence	8,368	9
Other intangible assets	62,618	3-10
	319,797

13             Purchase of tangible and intangible assets

	For the year ended December 31,
	2003	2004	2005
	(in HUF millions)
Additions to property, plant and equipment	70,767	60,973	75,705
Additions to intangible assets	17,506	34,177	23,669
Total additions to tangible and intangible assets	88,273	95,150	99,374
Recognition of investment tax credit (note 26)	—	6,849	5,373
Change in payables relating to capital expenditures	2,515	(10,251)	(1,160)
	90,788	91,748	103,587

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14             Associates

	For the year ended December 31,
	2004	2005
	(in HUF millions)
Opening balance of associates	4,827	5,750
Acquisition of TSH.	1,602	—
Goodwill arising on TSH’s acquisition	149	—
TSI’s capital injection to TSH	—	669
Other additions	10	—
Share of associates’ profits/losses after tax	1,896	330
Disposal of associates	(101)	—
Dividends	(2,633)	(1,729)
Closing balance of associates	5,750	5,020

The following table shows the total assets and liabilities as at December 31, 2005, and revenues and profit for the year ended December 31, 2005 of the major associates of the Group.

	Hunsat	T-Systems Hungary	Magyar RTL
	(in HUF millions)
Total assets	1,327	9,420	30,486
Total liabilities	911	6,264	19,537
Revenues	3,324	9,323	30,797
Profit for the year	316	315	2,988

The profit of T-Systems Hungary includes the income from the loan forgiven by its majority owner, T-Systems International in an amount of HUF 1,366 million. See more details in note d on page F-7.

15             Other non current assets

	At December 31,
	2004 as reported	2005
	(in HUF millions)
Employee loans	3,515	4,089
Other loans receivable	326	98
Derivative instruments	435	—
Other	2,388	2,014
	6,664	6,201

Derivative instruments as at December 31, 2004 included the fair value of certain embedded derivatives that were derecognized against retained earning as a result of the change in accounting policy for the recognition of embedded derivatives (note 2 (e)).

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16             Financial Instruments

Financial instruments carried on the balance sheet include cash and bank balances, financial investments, trade and other receivables, trade and other payables, loans and other borrowings. Magyar Telekom is occasionally also a party to derivative financial instruments that reduce exposure to fluctuations in foreign currency exchange.

For the acquisition of the remaining 49% of T-Mobile Hungary and 44% of MakTel Group in 2001, Magyar Telekom received loans from Deutsche Telekom International Finance B.V. (DTIF), the treasury vehicle of Deutsche Telekom. In 2002, Magyar Telekom entered into several swap agreements with Deutsche Telekom AG in order to exchange the cashflows of the EUR loans payable to HUF cashflows. These loans were accounted for in the originally denominated currency (EUR), while the related swap agreements were accounted for as derivative financial instruments. All swap agreements were terminated in 2003 parallel with the refinancing of the underlying loans.

Derivative contracts entered into in 2003, 2004 and 2005 were limited to foreign currency forward contracts.

The net carrying amounts of current financial assets reflect reasonable estimates of their fair values due to the short period to maturity of the instruments.

Non current loans receivable are accounted for at amortized cost.

The fair value of short term liabilities other than loans and other borrowings approximates their carrying values due to their relatively short maturities. For the fair value of loans and other borrowing see note 17. The fair values of other non current liabilities are reflected in their carrying amount as they are discounted to fair value.

17             Loans and other borrowings

		At December 31,
	Notes	2004	2005
		(in HUF millions)
Current loans from related parties		60,000	74,648
Non current loans from related parties		177,675	212,000
Total loans from related parties	(a)	237,675	286,648
Current bank loans		34,161	43,196
Non current bank loans		47,266	13,278
Total bank loans	(b)	81,427	56,474
Current other borrowings		377	406
Non current other borrowings		1,129	937
Total other borrowings		1,506	1,343
Total third party loans and other borrowings		82,933	57,817
Total loans and other borrowings		320,608	344,465

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

At December 31, 2005, principal repayments fall due in:

	Maturity At December 31,
	2004	2005
Year	(in HUF millions)
2005	94,538	—
2006	103,538	118,250
2007	25,673	77,342
2008	23,053	23,075
2009	33,063	81,090
2010	—	4,110
Thereafter	40,743	40,598
Total loans and other borrowings	320,608	344,465

The effective borrowing cost (total interest payable and other charges) for Magyar Telekom’s loans and borrowings was 10.1% in 2005 (11.9% in both in 2004 and 2003). The weighted average interest rate on borrowings was 9.4% in 2005 (10.9% in 2004, 7.5% in 2003).

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(a) Loans from related parties

Primarily all the related party loans are taken from Deutsche Telekom International Finance (DTIF), the treasury vehicle of Deutsche Telekom Group, and are denominated in HUF. One loan as at December 31, 2005, however, was taken from Deutsche Telekom AG (DTAG). DTAG provided this loan to Magyar Telekom for the financing of the rebranding, the final settlement of which was due in February 2006.

The table below shows the details of the loans outstanding as at December 31, 2005.

Lender	Amount	Interest rate (%)	Fixed / variable	Repayable
	(HUF millions)
DTIF	73,675	9.36	fixed	Jan 2006
DTAG	973	6.19	variable	Feb 2006
Total current	74,648
DTIF	20,000	7.55	fixed	Jan 2007
DTIF	20,000	7.61	fixed	May 2007
DTIF	14,000	10.20	fixed	May 2007
DTIF	20,000	7.45	fixed	Dec 2007
DTIF	20,000	8.21	fixed	May 2008
DTIF	5,000	9.68	fixed	Sep 2009
DTIF	20,000	7.53	fixed	Oct 2009
DTIF	25,000	9.61	fixed	Oct 2009
DTIF	28,000	6.40	variable	Oct 2009
DTIF	40,000	8.73	fixed	May 2012
Total non current	212,000
	286,648

(b) Bank loans

Bank loans are denominated in HUF and EUR at December 31, 2005, while in 2004 all bank loans were denominated in HUF.

Loans totaling HUF 3,825 million at December 31, 2005 are revolving loans (HUF 25,581 million in 2004) which can be prepaid at any time and may be drawn down in one to six month rolling periods.

Certain loan agreements contain covenant restrictions that require the maintenance of pre-defined financial ratios. Breach of those covenants would result in HUF 2,000 million (HUF 15,500 million in 2004) being due and payable in 30 days if not remedied. At December 31, 2005 the Company was in compliance with these covenants. One of the covenants allows a debt to EBITDA (earnings before interest, tax, depreciation and amortization) ratio of maximum 3.0. The other covenant requires the maintenance of an EBITDA to interest expense ratio of minimum 2.0.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table shows the weighted average interest rates of bank loans as at December 31, 2005.

	Maturities
	2006	2007	2008	2009	2010	Thereafter	Total
	(in HUF millions, except percentages)
Bank loans (HUF Denominated)
Variable rate	41,917	3,125	3,000	3,000	4,000	—	55,042
Average interest rate	6.43%	6.64%	6.43%	6.67%	6.62%	—	6.47%
Bank loans (EUR Denominated)
Variable rate	458	126	—	—	—	—	584
Average interest rate	6.31%	5.29%					6.09%
Fixed rate	821	27	—	—	—	—	848
Average interest rate	6.05%	5.90%					6.05%
Total	1,279	153	—	—	—	—	1,432
Total bank loans	43,196	3,278	3,000	3,000	4,000	—	56,474

(c) Fair values

The following table is a summary of Magyar Telekom’s market sensitive debt instruments, including fair value calculated using the discounted cashflow method.

	At December 31,
	2004		2005
	Book value	Fair value	Book value	Fair value
	(in HUF millions)
Bank loans
Fixed rate	—	—	848	848
Variable rate	81,427	81,427	55,626	55,626
Total bank loans	81,427	81,427	56,474	56,474
Related party loans
Fixed rate	177,675	178,997	257,675	268,599
Variable rate	60,000	60,000	28,973	28,973
Total related party loans	237,675	238,997	286,648	297,572

Variable interest rate loans are subject to interests calculated based on mostly BUBOR (Budapest Inter-Bank Offered Rate) plus a margin interest formula.

The majority of the Group’s loans and borrowings are subject to fixed interest rates that are exposed to fair value risk as it is stated in the table above. Any decrease of market interest rates will result in an increase of the fair value of the liabilities. The rest of the Group’s loans and borrowings are subject to variable interests, which are exposed to cashflow risks if interest rates are rising, resulting in higher cash outflows through interest payments.

(d) Credit facilities and pledges

At December 31, 2005, Magyar Telekom had un-drawn committed credit facilities of HUF 71,374 million. These credit facilities, should they be drawn down, are subject to an interest rate of LIBOR,

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

BUBOR and commercial floating bank prime rates plus a margin depending on the currency and institution providing the facilities. There are pledges on receivables for loans totaling HUF 181 million.

18             Trade and other payables

	At December 31,
	2004	2005
	(in HUF millions)
Domestic trade payables	47,529	58,292
Foreign trade payables	3,885	7,658
UMTS license fee payable	11,500	—
Salaries and wages	10,175	8,794
Other taxes and social security	8,305	12,191
Amounts received in advance	6,380	6,861
Accrued expenses and prepayments	5,457	6,587
Accrued interest to DTIF	5,491	6,198
Accrued interest to third parties	906	461
Amounts owed to DT Group companies	2,321	1,828
Payable to associates	1,621	694
Dividends payable	61	77
Other payables	6,290	9,823
	109,921	119,464

Included in other payables as at December 31, 2005 is an amount of HUF 2,950 million (HUF 1,544 million as at December 31, 2004) potentially repayable to universal customers related to the reduced fixed to mobile termination charges (note 30), which was accounted for as a reduction of revenues.

Included in other payables is also HUF 739 million that relates to the acquisition of a service contract in 2005 for the operation of a governmental backbone network. This represents the short term portion of a total amount of HUF 6,095 million payable, while the rest is included in Other non current liabilities, which caused the increase of that line of the balance sheet as at December 31, 2005.

19             Deferred revenue

	At December 31,
	2004	2005
	(in HUF millions)
Beginning of period	4,446	2,688
Amortization	(1,758)	(1,503)
End of period	2,688	1,185
Amount to be recognized within one year	1,502	918

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20             Provision for liabilities and charges

	Severance	Customer loyalty programs	Legal cases	Other	Total
	(in HUF millions)
January 1, 2004	1,570	1,453	3,061	415	6,499
Amounts utilized / retired	(1,570)	(1,453)	(1,369)	(330)	(4,722)
Additions	13,022	1,785	1,468	246	16,521
December 31, 2004	13,022	1,785	3,160	331	18,298
January 1, 2005	13,022	1,785	3,160	331	18,298
Acquired through business combinations	—	—	173	1,778	1,951
Amounts utilized / retired	(10,721)	(1,701)	(2,945)	(509)	(15,876)
Additions	1,328	1,823	2,257	177	5,585
December 31, 2005	3,629	1,907	2,645	1,777	9,958
Less: non current portion	(1,074)	(1,307)	(103)	(657)	(3,141)
Current provision	2,555	600	2,542	1,120	6,817

The provision for severance as at December 31, 2005 mostly relates to the employee termination in 2006 and in later years in accordance with the agreement made with employee representatives of Magyar Telekom Plc. in 2004. The number of employees impacted by the headcount reduction covered in the agreement is approximately 1,900 and includes mostly network and back office personnel. Of this number, approximately 1,600 lay-offs were completed in 2005, while the remaining 300 are expected in the coming years. In 2005 an additional headcount of 300 was identified for redundancy in 2006 in various entities of the Group, for which an additional provision was recognized.

The total payments made in relation to employee termination in 2005 amounted to HUF 14,535 million (HUF 7,549 million in 2004), of which HUF 10,721 million (HUF 1,570 million in 2004) was charged against the provision for liabilities and charges as at December 31, 2004, while the rest was recognized as employee related expense in 2005.

Provision for customer loyalty programs includes the fair value of discount credits earned by customers that have not been utilized.

Provisions for legal cases mainly include amounts expectedly payable to tax and regulatory authorities and amounts expected to be paid as compensation for loss of value of real estates of inhabitants allegedly caused by cellular base stations installed on neighboring sites.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21             Revenues—Fixed line services

	For the year ended December 31,
	2003	2004	2005
	(in HUF millions)
Subscriptions, connections and other charges	109,063	106,224	105,665
Outgoing domestic traffic revenues	131,659	112,381	90,933
Outgoing international traffic revenues	13,096	12,255	11,141
Total outgoing traffic revenues	144,755	124,636	102,074
Incoming domestic traffic revenues	10,797	5,883	9,618
Incoming international traffic revenues	20,024	15,781	16,007
Total incoming traffic revenues	30,821	21,664	25,625
Leased lines and data transmission	41,502	50,976	63,743
Equipment sales	3,249	3,678	4,046
Other revenues	29,265	26,996	29,909
Total Fixed line revenues	358,655	334,174	331,062

Included in other revenues in 2003 is HUF 6,032 million of subsidies from the Universal Telecommunications Support Fund to compensate for the maintenance of low usage discount packages provided by the Hungarian fixed line telecommunications service providers of the Group. No such compensation was recognized in 2004 or 2005.

22             Revenues—Mobile services

	For the year ended December 31,
	2003	2004	2005
	(in HUF millions)
Network usage and access	193,322	208,193	226,176
Enhanced services	28,037	31,945	38,421
Equipment sales	23,109	24,549	22,653
Activation fees	1,534	820	819
Other revenues	2,595	1,757	1,566
Total Mobile revenues	248,597	267,264	289,635

Enhanced services include mainly non-voice value added services like SMS, MMS, WAP, GPRS, etc.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23             Employee related expenses

	For the year ended December 31,
	2003	2004	2005
	(in HUF millions)
Short term benefits	91,056	92,733	90,605
Share based payments	—	70	270
Termination benefits	1,101	20,180	5,142
Total before capitalization	92,157	112,983	96,017
Expenses capitalized	(4,237)	(3,486)	(3,234)
	87,920	109,497	92,783
Total amount paid to defined contribution plans (including social security)	21,546	25,876	21,797

24             Other operating expenses—net

	For the year ended December 31,
	2003	2004	2005
	(in HUF millions)
Materials, maintenance and service fees	57,992	58,104	60,696
Subcontractors and agent commissions	21,792	22,491	25,994
Marketing	16,902	22,189	24,888
Fees and levies	23,833	20,268	21,821
Consulting	6,102	7,082	7,571
Rental and operating lease	6,338	6,716	7,246
Bad debt expense	4,450	6,082	6,266
Other expenses	6,265	3,448	6,321
Total other operating expenses	143,674	146,380	160,803
Other income	—	(5,920)	(7,281)
	143,674	140,460	153,522

Other expenses include HUF 2,059 million paid under four consulting contracts entered into by the Group, as to which the Company has not been able to obtain sufficient evidence that it or its subsidiaries received adequate value. This amount also includes the operating tax implications of the payments as well. See Note 1—Investigation into certain consultancy contracts.

Other income includes compensation received from Deutsche Telekom AG related to the renaming and rebranding of the Group (note 31).

Contributions payable to the Universal Telecommunications Support Fund were accrued as part of Fees and levies in 2003 (HUF 5,098 million). According to the decision of the National Regulatory Authority on the actual amounts payable, HUF 1,353 million of the accruals was reversed in 2004 on the same line where the expenses were originally accrued. As the Fund did not accept the claims of the fixed line telecom operators with respect to 2004 and the same is expected for 2005, no additional amounts payable were accrued in 2004 or 2005.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25             Net financial expenses

	For the year ended December 31,
	2003	2004	2005
	(in HUF millions)
Interest expense:
HUF	21,315	34,611	31,218
Foreign currency	4,469	120	122
(Gains) / losses on the valuation of derivative financial instruments	972	(647)	—
Net foreign exchange losses / (gains)	8,799	523	(1,014)
Other financial expenses	5,364	3,183	3,157
Total financial expenses	40,919	37,790	33,483
Interest capitalized	(41)	—	—
Interest and other financial income	(876)	(1,644)	(2,195)
	40,002	36,146	31,288

26             Income tax

	For the year ended December 31,
	2003	2004	2005
	(in HUF millions)
Corporate income tax	12,259	9,352	11,686
Deferred income taxes	1,258	(1,665)	1,825
	13,517	7,687	13,511

The Company qualified for a reduction in corporate income tax payable for ten years on meeting certain conditions. The last year of tax reduction was in 2003, when the Company’s corporate tax payable could be reduced by 60% to 7.2%.

In December 2003 the Hungarian Parliament passed the new tax law in which the corporate tax rate was reduced from 18% to 16% from January 2004. Deferred tax balances of the Hungarian members of the Group were amended accordingly at the end of 2003.

Deferred taxes have been recognized for temporary differences arising on the valuation of investments (mainly currency differences) in subsidiaries and associates in the parent companies’ books as required by IAS 12.

Deferred tax assets are recognized for tax loss carry forwards only to the extent that realization of the related tax benefit is probable. Recognized tax losses of HUF 2,718 million will expire in 2006, HUF 2,435 million in 2007 and HUF 1,517 million in 2008. The remaining balance of the recognized tax losses of HUF 31,755 million is not subject to statutory limitations.

In order to increase broadband internet penetration in Hungary, the Hungarian Government decided that companies investing over HUF 100 million in broadband assets (e.g. DSL lines) from 2003 can apply for a corporate tax reduction. The potential reduction of the corporate tax charge is defined as a percentage of the companies’ capital investment in broadband assets.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As the recoverability of these investment tax credits was uncertain in 2003, no deferred tax asset was recognized in 2003. Due to the change of the assessment of the recoverability, Magyar Telekom recognized a deferred tax asset of HUF 6,849 million in 2004 (HUF 3,879 million related to 2004 and HUF 2,970 million related to 2003). As these investment tax credits are of a governmental grant nature, Magyar Telekom recognized the deferred tax asset against the cost of the related investment (see also notes 11, 13). If the tax credits are not utilized in the year when earned, the amount of tax credits carried forward can be utilized at a higher amount as the Government allows the outstanding amounts to be accreted. This accretion is recognized as an increase in the deferred tax asset against a reduction in the income tax expense.

The following table shows the details of the tax credits in HUF millions:

Earned in year	Amount of broadband investment	Amount of tax credit earned	Tax credit utilized	Accretion recognized in tax expense to date	Tax credit carried forward at December 31, 2005
2003	6,638	2,872	(146)	464	3,190
2004	7,230	3,214	—	277	3,491
2005	15,285	6,136	(2,161)	—	3,975
Total	29,153	12,222	(2,307)	741	10,656
			Expires in	2007	3,190
				2014	7,145
				2015	187
				2016	134
					10,656

Magyar Telekom’s deferred tax balances are as follows:

Deferred tax assets and (liabilities)	Balance at Dec. 31, 2003	Income statement effect	Other movements	Balance at Dec. 31, 2004	Income statement effect	Other movements	Balance at Dec. 31, 2005
Investment tax credits	—	—	6,849	6,849	741	3,066	10,656
Net operating loss carry-forward	2,377	1,344	—	3,721	2,354	1	6,076
Investments in subsidiaries	(500)	(832)	(2)	(1,334)	434	—	(900)
Other financial assets	(36)	(104)	—	(140)	24	140	24
Impairment of receivables, inventory and financial investments	3,142	381	(59)	3,464	264	—	3,728
Property, plant and equipment and intangible assets	(3,725)	(1,050)	(20)	(4,795)	(1,918)	(852)	(7,565)
Goodwill	—	—	—	—	(1,864)	—	(1,864)
Trade and other payables	(61)	144	(2)	81	23	—	104
Loans and other borrowings	221	(16)	—	205	(49)	—	156
Deferred revenue	616	(236)	—	380	(223)	—	157
Provisions for liabilities and charges	782	2,034	—	2,816	(1,611)	—	1,205
Total net deferred tax assets	2,816	1,665	6,766	11,247	(1,825)	2,355	11,777
Add back: deferred tax liability	1,768			1,280			3,189
Deferred tax assets	4,584			12,527			14,966

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Deferred tax assets and liabilities are determined by the legal entities of the Group and disclosed as assets or liabilities accordingly in the balance sheet.

The amounts of other movements in tax credits were booked against the cost of the related investment.

The amount of other movement in deferred taxes on other financial assets represent the deferred tax on embedded derivatives derecognized against the opening retained earnings as a result of the change in accounting policy for the measurement of certain embedded derivatives (note 2 (e)).

Included in other movements are HUF -44 million (2004: HUF -24 million) of currency translation adjustments and HUF -807 million (2004: HUF -59 million) deferred tax arising on business combinations.

The reconciliation between the reported income tax expense and the theoretical amount arising by applying the statutory income tax rates is as follows:

	For the year ended December 31,
	2003	2004	2005
	(in HUF millions)
IFRS profit before income tax	82,857	51,014	102,430
Tax at 18%	(14,914)	—	—
Tax at 16%	—	(8,162)	(16,389)
Effect of reduced tax rates in foreign countries	567	191	451
Impact of tax rate change from 18% to 16% enacted for 2004	(296)	—	—
Impact of tax incentives	901	584	897
Tax on items not subject to tax	1,714	1,889	2,623
Tax on non deductible expenses	(2,586)	(2,189)	(1,093)
Temporary differences reversing at different rates	1,097	—	—
Income tax expense	(13,517)	(7,687)	(13,511)

Items not subject to income tax consist primarily of the other income from DTAG (note 31), which is not taxable, as well as the share of associates’ profit after income tax as it is included net of tax in the IFRS profit before income tax.

The tax authorities may at any time inspect the books and records within five years from the end of the year when tax declarations were submitted and may impose additional tax assessments with penalties and penalty interest. Management is not aware of any circumstances which may give rise to a potential material liability in this respect.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27             Cash generated from operations

	For the year ended December 31,
	2003	2004	2005
	(in HUF millions)
Profit for the year	69,340	43,327	88,919
Income tax expense	13,517	7,687	13,511
Share of associates’ profits/losses after tax	(795)	(1,896)	(330)
Net financial expenses	40,002	36,146	31,288
Depreciation and amortization	128,334	137,666	114,686
Change in payables	2,885	(3,474)	9,662
Change in inventory	4,117	2,825	(303)
Change in receivables	(2,168)	4,500	(8,034)
Amortization of deferred revenue	(2,732)	(1,758)	(1,503)
Other financial expenses paid	(5,364)	(3,183)	(3,157)
Other cashflows from operations	(6,639)	12,841	(7,802)
Cash generated from operations	240,497	234,681	236,937

28             Share-based compensation

(a) Management share option plan

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

On July 1, 2002, the Company granted 3,964,600 options to participants of the stock option plan at an exercise price of HUF 933 for the first tranche (exercisable in 2003) and HUF 950 for the second and third tranches (exercisable in 2004 and 2005). As the Company’s share price as quoted on the BÉT (Budapest Stock Exchange) on the grant date was HUF 833 per share, there was no intrinsic value to the options. The options have a life of five years from the grant date, meaning that the options are forfeited without replacement or compensation on June 30, 2007.

The option with respect to a maximum of one-third of the shares that can be purchased under the first tranche may be exercised from July 1, 2003 until the end of the term. The option with respect to a maximum of a further one-third of the shares that can be purchased under the second tranche may be exercised from July 1, 2004 until the end of the term. The option with respect to the rest of the shares that can be purchased under the third tranche may be exercised from July 1, 2005 until the end of the term.

As the management share option plan does not fall into the scope of IFRS 2—Share based Payments, the Group did not recognize compensation expense in any of the periods.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The table below shows the movements in the number of management stock options in thousands.

	2003	2004	2005	Average exercise price (HUF)
Opening number of share options	3,964	3,655	3,207	944
Number of share options exercised	—	—	(991)	944
Forfeited share options	(309)	(448)	(287)	944
Closing number of share options	3,655	3,207	1,929	944
Number of exercisable options at end of year	1,218	2,138	1,929	944

(b) The CEO’s share option plan

The CEO of Magyar Telekom was granted share options in 2000, 2001, 2002, 2003 and 2004. The exercise price of the options is determined in US dollars and the options had no intrinsic values on the grant dates in 2000, 2001, 2002 and 2003, while those granted in 2004 had an intrinsic value of HUF 63 million. One third of the options granted vests after one year, another one third vests two years after the grant date, while the last third vests after three years. The options are exercisable for ten years after the grant date. In 2005 the Group recognized compensation expense in an amount of HUF 84 million among employee related expenses against retained earnings.

The table below shows the details of the CEO’s share options.

	Options granted in year
	2000	2001	2002	2003	2004	Total
Number of options granted (thousand)	103	250	303	619	1,462	2,737
Exercised (thousand)—all in 2005	—	(250)	(303)	(413)	(487)	(1,453)
Outstanding (thousand) at December 31, 2005	103	—	—	206	975	1,284
Exercisable (thousand) at December 31, 2005	103	—	—	—	—	103
Exercise price in USD	7.36	2.93	3.48	3.62	3.87
Remaining contractual life at December 31, 2005 (years)	4.5	—	—	7.5	8.5

(c) Mid-term incentive plan (MTIP)

In 2004 Magyar Telekom launched a Mid Term Incentive Plan (MTIP) for its top management, whereby the targets to be achieved are based on the performance of the Magyar Telekom share. The MTIP is a cash settled long term incentive instrument which is planned to cover five years, with a new package being launched in each year, and with each tranche lasting for three years.

The first tranche of the program spans the period between January 1, 2004 and December 31, 2006. The second tranche of the program spans the period between January 1, 2005 and December 31, 2007. Participants are employees of Magyar Telekom who are incumbents of certain top and senior managerial positions.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

At the beginning of the plan each participant has an offered bonus. This value will be paid out at the end of the plan, depending on the achievement of the two fixed targets, an absolute Magyar Telekom share specific and a relative Index target.

The absolute performance target is achieved when the Magyar Telekom share price, adjusted for dividends paid during the tenure, is more than 35 percent higher at the end of the lock-up period than at the beginning of the plan. The basis of the calculation is the unweighted average closing price of the Magyar Telekom share at the Budapest Stock Exchange during the last 20 trading days before the beginning and the end of the plan. The share price calculated according to the above was HUF 755 at the grant date of the first tranche, and HUF 843 at the grant date of the second tranche.

The relative performance target is linked to the Total Return of the Magyar Telekom share compared to the performance of the Dow Jones Euro STOXX Total Return Index during the vesting period, each at the last 20 trading days. Measurement is the unweighted average Magyar Telekom share price plus dividend payments.

Total compensation expense accrued for the first two tranches of the program as at December 31, 2005 is HUF 256 million (HUF 186 million expensed in 2005 and HUF 70 million in 2004). The expenses are included in employee related expenses recognized against payables to employees.

29             Commitments

(a) Lease commitments

Finance leases in 2005 relate to the sale and lease back of spaces in buildings accommodating telephone exchanges. Operating lease commitments are mainly in respect of the rental of cell sites, with other leases related to buildings, network and other telecommunications facilities.

Future minimum lease payments under finance and operating leases at December 31, 2004 and 2005 are as follows:

	Finance Leases At December 31,
Year	2004	2005
	(in HUF millions)
2005	150	—
2006	137	211
2007	137	213
2008	137	214
2009	137	213
2010	137	215
Thereafter	417	739
Total minimum lease payments	1,252	1,805
Less: amounts representing interest	(604)	(944)
Present value of net minimum lease payments	648	861
Less: finance lease obligations included in current other borrowings	(45)	(51)
Long-term finance lease obligations included in non current other borrowings	603	810

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Operating Leases At December 31,
Year	2004	2005
	(in HUF millions)
2005	5,283	—
2006	4,932	5,410
2007	4,583	4,548
2008	4,157	3,736
2009	3,241	3,031
2010		2,588
Thereafter	2,984	10,494
Total minimum lease payments	25,180	29,807

The lease commitments represent a high amount of smaller lease agreements, the terms of which vary on a wide range. These lease agreements range from 3 to 20 years with renewal options in most cases.

(b) Purchase commitments for tangible assets

As of December 31, 2004, Magyar Telekom had contractual commitments for capital expenditures of HUF 3.2 billion (HUF 6.1 billion in 2004, HUF 3.4 billion in 2003) falling due within 1 year.

In addition to the above, in October 2005 Magyar Telekom won the government tender and signed a contract with the Prime Minister’s Office to build and operate the nationwide Unified Digital Radio Network (EDR) system in Hungary. EDR is a 380-400MHz band nation-wide Professional Mobile Radio (PMR) network used by public safety and security services in Hungary. The main users of EDR will be the Police, Fire Departments and Ambulance Services. The rollout of EDR is planned for 2006 and the contract lasts until end of 2015. Magyar Telekom expects to invest HUF 20-22 billion in 2006 in the assets required to build out the EDR service. In line with its contractual obligations Magyar Telekom Group established a fully owned subsidiary, Pro-M to deliver the EDR services. The company is included in the Hungarian operations of the Group’s Mobile segment.

(c) Future lease revenues

The following table sets forth the future minimum lease payments receivable by the Group for the operating leases of PBX equipment where Magyar Telekom is the lessor.

Year	Lease revenues
(in HUF millions)
2006	2,426
2007 – 2009	2,438
2010 and thereafter	164
Total minimum lease payments receivable	5,028

30             Contingencies

Magyar Telekom’s most significant contingency is related to the fixed to mobile termination charges in Hungary.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Hungarian National Communications Authority (NHH) published several decisions in 2004 and 2005 as to how the termination charges of the fixed to mobile calls should be reduced in the interconnect contracts of the fixed line and mobile telecom operators. All mobile telecom operators appealed against the decisions at court and in most cases did not change their contracts with the fixed line telecom operators.

As the interconnect contracts were not amended to reflect the appealed decisions of the NHH, the fixed line operators did not change their charges to their customers for the fixed to mobile calls. There is a high level of uncertainty as to whether any of these NHH decisions will be found properly established by the Hungarian Court. If so, it is also uncertain as of when these new interconnect rates should be applied and whether retrospectively or prospectively and whether the fixed line telecom operators can be forced to repay the difference to their customers for these calls.

These consolidated financial statements reflect the Group’s estimate of the most probable outcome. Thereby the fixed line operators can be forced to repay the difference only to their customers with universal packages, while the interconnect charges between the fixed line and mobile companies are accrued based on the fees required by the NHH decisions, regardless of the actual amounts invoiced, the difference being treated as payables or receivables.

31             Related party transactions

All transactions with related parties are on an arm’s length basis.

(a) Deutsche Telekom Group

Deutsche Telekom AG is the ultimate majority owner of Magyar Telekom Plc. holding 59.21% of the issued shares. Deutsche Telekom (DT) Group has a number of fixed line and mobile telecom service provider subsidiaries worldwide, with whom Magyar Telekom Group has regular transactions.

The Company is directly owned by MagyarCom GmbH, which is a holding company of DTAG. Magyar Telekom pays dividends annually to its owners including MagyarCom GmbH. These payments are made during the year resulting in no outstanding payable at the end of the years.

MagyarCom Services Kft., a Hungarian company owned by Deutsche Telekom, provides Magyar Telekom with management and consulting services.

Deutsche Telekom International Finance (DTIF) is the treasury vehicle of DT Group, which provides loan financing across the DT Group including Magyar Telekom.

DTAG entered into cross-currency swap agreements with Magyar Telekom in 2002, which were closed in 2003. The related derivative interest expenses incurred in 2003 were included in the 2003 income statement.

The Company’s Mobile subsidiary, Westel was renamed as T-Mobile Hungary during 2004, while other companies were renamed in 2005. The expenditure incurred in connection with the launch and promotion of the new brands and the loss of value caused by discontinuing the old brands were compensated in value by Deutsche Telekom AG. The compensation received was recognized as other operating income in the “Other operating expenses—net” line of the income statement (note 24).

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The table below summarizes the above related party transactions with DT group.

	2003	2004	2005
	(in HUF millions)
Revenues from telecom services provided to DT Group	8,682	6,921	5,155
Costs of telecommunications services provided by DT Group	(4,955)	(6,289)	(6,158)
Consulting expenses to MagyarCom Services Kft.	(1,287)	(1,488)	(1,140)
Other income from DTAG	—	5,920	7,281
Interest expense to DTIF	(15,009)	(23,271)	(24,518)
Derivative interest paid to DTAG	(3,219)	—	—
Dividends paid to MagyarCom GmbH	(11,114)	(43,222)	(43,222)
Accounts receivable from DT Group	2,692	1,200	1,943
Accounts payable to MagyarCom Services Kft	(456)	(410)	(313)
Accounts payable to other DT Group companies	(1,105)	(1,911)	(1,515)
Accrued interests payable to DTIF	(4,674)	(5,491)	(6,198)
Loans payable to DTIF and DTAG	(200,319)	(237,675)	(286,648)

Deutsche Telekom has pledged its support for Magyar Telekom’s financing needs through to June 30, 2008.

(b) Governments

Magyar Telekom provides services to Government departments and businesses in Hungary, Macedonia and Montenegro, but individually none of these customers represent a significant source of revenue.

(c) Associates

Hunsat is an enterprise founded by the Company (50%) and Antenna Hungária Rt. (50%). The revenues of Hunsat include commissions received from Hungarian telecommunications companies for the use of services of international satellite agencies. The operational transactions and balances with Hunsat are insignificant. Dividends received from Hunsat amounted to HUF 1,376 million in 2005 (HUF 2,133 million in 2004 and HUF 75 million in 2003).

M-RTL is a Hungarian television broadcast company, in which Magyar Telekom has a 25% effective share of ownership through a holding company, IKO-Telekom Média Holding Rt. M-RTL sells airtime through media agencies to Magyar Telekom, and Magyar Telekom provides telecom services to M-RTL mainly through an interactive service provider. Consequently, the direct operating transactions between M-RTL and the Group are insignificant. M-RTL declared dividends to Magyar Telekom directly and indirectly in an amount of HUF 550 million in 2005 (HUF 500 million in 2004 and HUF 500 million in 2003).

T-Systems Hungary (TSH) is an associated company of Magyar Telekom, in which the Company acquired a 49% share of ownership in September 2004. The acquisition took place through share purchase from T-Systems International, a Deutsche Telekom Group company, and a capital increase in TSH. The inter-company transactions and balances with TSH are not significant. All inter-company transactions and

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

balances with TSH are included in the amounts shown in the table earlier in this note for the Deutsche Telekom Group relations.

(d) Board and supervisory board members

The remuneration of the members of the Company’s Board of Directors amounted to HUF 10 million in 2005 (HUF 9 million in 2004 and in 2003). The remuneration of the members of the Company’s Supervisory Board amounted to HUF 14 million in 2005 (HUF 10 million in 2004, HUF 9 million in 2003).

(e) Key management

Key management has been identified as the members of the Group’s Management Committee, which is the main operational decision making body of Magyar Telekom.

The table below shows in total the compensation expenses incurred (including social security and payroll related taxes as well) by the Group in relation to the key management.

	At December 31,
	2003	2004	2005
	(in HUF millions)
Salaries and other short-term employee benefits	801	800	670
Contractual termination expense	—	—	350
Share based compensation (note 28)	30	101	130
	831	901	1,150

The Group does not provide loans to its key management.

32             Subsequent events

On January 12, 2006 Magyar Telekom signed a project financing loan agreement in an amount of HUF 47.4 billion. The loan was granted by the European Investment Bank through Deutsche Telekom International Finance BV to finance the broadband investments of Magyar Telekom. The loan matures in January 2013, and will be repaid in five equal installments with two years grace period. The loan bears a variable interest rate based on the 3-month BUBOR.

In June, 2006 MakTel acquired 10% of its own shares at a public auction held by the Macedonian Government, the minority owner for EUR 60.9 million. Following the share purchase transaction, Magyar Telekom’s voting rights in MakTel increased from 51% to 56.7%, while the Macedonian Government’s share of ownership fell to 36.81%, with the rest of the shares owned by smaller minority shareholders.

In June 2006 Magyar Telekom and Deutsche Telekom decided to change the Group’s Macedonian mobile operator, MobiMak’s name to T-Mobile Macedonia (T-Mobile MK), and to introduce the “T” brands in Montenegro as well for both the Fixed line and the Mobile operations.

At the end of 2004, the Group had receivables amounting to HUF 1,468 million and liabilities in the amount of HUF 1,131 million related to the Universal Telecommunication Support Fund. During 2005, HUF 619 million of the receivables was recovered. Due to a Court decision as of September 15, 2005, which annulled the Group’s liability toward the above Fund, the remaining receivable and the outstanding liability were written off. With its review decision of April 25, 2006 the Supreme Court upheld the resolution that the Group was still liable with the previously recognized amount of HUF 1,131 million,

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

which indicated that the Group would be able to partly recover the previously written-off receivable. This event has been identified as an adjusting post-balance sheet event and accounted for as such, consequently both a receivable and a liability in relation to the above Fund have been reinstated in the financial statements of 2005.

Purchase of subsidiaries and business units after the balance sheet date

On November 29, 2005 Magyar Telekom concluded an agreement to acquire a 100% stake in Orbitel for EUR 8 million. Orbitel is an alternative Bulgarian telecommunications and internet service provider offering countrywide voice and data services to the business community utilizing IP technology. In 2005, the company generated revenues of EUR 11.5 million. The financial closing of the deal took place on February 3, 2006.

On December 12, 2005 Magyar Telekom agreed to acquire a 100% stake in Dataplex Kft. for HUF 5.1 billion, based on the net debt position of the company at the time of the agreement. Dataplex is an operator in the Hungarian IT outsourcing market with revenues of around HUF 1.3 billion in 2005 (unaudited). The financial closing of the transaction took place following the approval by the Hungarian Competition Authority, on April 5, 2006.

In April 2006 Magyar Telekom acquired the 100% ownership of iWiW Kft., the leading Hungarian online social network, for a purchase price of HUF 1.1 billion. iWiW (‘who is who’) operates the so far only online social network for existing friendships and relationships with more than half a million registered members, making it the fourth most visited web page in Hungary. In 2005 iWiW generated revenues of HUF 5 million.

In May 2006 Magyar Telekom acquired the 100% ownership of Adnetwork Kft, the leading Hungarian online advertisement network for a purchase price of HUF 0.2 billion. Adnetwork was established in 2005 and generated revenues of HUF 28 million in 2005.

In June 2006 Magyar Telekom signed a share purchase agreement to acquire the 100% ownership of KFKI-LNX, one of the leading Hungarian IT companies for a purchase price HUF 8.2 billion plus an optional earn-out payment of HUF 1.5 billion dependent on the 2006 financial performance. The acquisition was closed on September 15, 2006, from which date KFKI Group will become consolidated in the Group. In 2005, KFKI Group’s revenues amounted to approximately HUF 17 billion. KFKI-LNX has two 100% owned subsidiaries, ICON and IQSYS.

All of the above business combinations effected in 2006 will be included in the Fixed line segment of the Group.

By the time of the approval of the financial statements the Company has only finalized the purchase price allocation for the Orbitel acquisition. The result of the remaining purchase price allocations will be available by the closing of 2006 and therefore will be included in 2006 financial statements of the Group.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The carrying values and the fair values of Orbitel’s net assets at acquisition as well as the consideration paid are disclosed in the table below.

	Fair values	Carrying values
	In HUF millions
Purchase price of ownership acquired	2,014
Additional costs directly attributable to the business combination	38
Consideration paid	2,052
Net assets acquired	1,015
Goodwill	1,037
Net assets acquired:
Cash	22	22
Other financial assets	6	6
Receivables	378	378
Income tax receivable	8	8
Inventory	12	12
Property, plant and equipment	512	370
Intangible assets	802	211
Other non current assets	4	4
Trade and other payables	(396)	(396)
Loans and other borrowings	(199)	(199)
Net deferred tax liability	(134)	(24)
Total	1,015	392

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The carrying values of the net assets of the companies (KFKI group, iWiW and Adnetwork) acquired in individually immaterial business combinations are disclosed in their aggregate amounts in the table below.

Carrying values
In HUF millions
Purchase price of ownership acquired	10,968
Additional costs directly attributable to the business combination	161
Consideration paid	11,129
Net assets acquired	1,339
Goodwill	9,790
Net assets acquired:
Cash	350
Receivables	2,886
Income tax receivable	32
Inventory	656
Property, plant and equipment	633
Intangible assets	238
Net deferred tax asset	23
Trade and other payables	(2,737)
Loans and other borrowings	(588)
Provisions	(154)
Total	1,339

Dataplex did not have IFRS accounts at the date of the acquisition, which makes the book value disclosure on Dataplex’s balance sheet as at the acquisition date impracticable.

33             Recent Accounting Pronouncements

The Group has reviewed the new standards, amendments and interpretations to existing standards that have been published that are mandatory for the Group’s accounting periods after January 1, 2006 and found the following changes relevant.

IFRIC 4—Determining whether an Arrangement contains a Lease requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (a) fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset. As Magyar Telekom often provides complex services to its business clients that require the deployment of certain technological assets as well, revenues that have so far been reported as service revenues may have to be split and some reported as lease revenues. In case lease components are identified and the lease qualifies as a finance lease according to IAS 17, the applicable part of the service revenues that would have been recognized evenly over the service period will be recognized upfront as revenue from sale of assets. Consequently, the depreciation that would have arisen over the useful life of the applicable assets will be recognized as cost of equipment sold at the deployment of the asset. In the relevant cases, finance income will also accrue on the finance lease receivables. This will result in changes in the relevant income statement and balance sheet lines, but the expected change to the net income or the equity of the Group is not expected to be significant. One of the examples that is impacted by the adoption of this interpretation is the Tetra services commenced in 2006. See more details on the Tetra services in note 29 (b).

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

IAS 39 (Amendment), The Fair Value Option (effective from January 1, 2006). This amendment changes the definition of financial instruments classified at fair value through profit or loss and restricts the ability to designate financial instruments as part of this category. The Group believes that this amendment should not have a significant impact on the classification of financial instruments, as the Group should be able to comply with the amended criteria for the designation of financial instruments at fair value through profit and loss. The Group will apply this amendment from annual periods beginning January 1, 2006.

IFRS 7—Financial Instruments: Disclosures, and a complementary amendment to IAS 1, Presentation of Financial Statements—Capital Disclosures (effective from January 1, 2007). IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. The Group will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning January 1, 2007.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

34             Reconciliation to U.S. GAAP

Magyar Telekom’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards, which in certain respects differ from U.S. GAAP, the generally accepted accounting principles in the USA. The principal differences between IFRS and U.S. GAAP are presented below, together with explanations of the adjustments that affect consolidated profit for each of the three years in the period ended December 31, 2005 and total shareholders’ equity as of December 31, 2004 and 2005.

		For the year ended December 31,
	Notes	2003	2004	2005
		(in HUF millions, except per share amounts)
Profit attributable to the equity holders of the Company (Net income) under IFRS		57,475	34,641	78,564
Profit attributable to minority interests under IFRS		11,865	8,686	10,355
Profit for the year under IFRS		69,340	43,327	88,919
Adjustments for U.S. GAAP:
Revenue recognition	(a)	3,712	4,749	4,237
Asset retirement obligation	(b)	(136)	(871)	(402)
Employee expenses	(c)	—	950	(1,110)
Interest capitalized	(d)	359	420	472
Derivatives	(e)	—	—	(227)
Other income (rebranding)	(f)	—	(5,920)	(7,281)
Purchase price allocation (business combinations)	(g)	(6,720)	(6,977)	(4,775)
Goodwill	(h)	13,795	13,876	—
Profit before tax		11,010	6,227	(9,086)
Tax	(i)	(711)	(1,503)	610
Profit after tax		10,299	4,724	(8,476)
Minority interest	(j)	(1,370)	319	(828)
Total U.S. GAAP adjustments on Net income		8,929	5,043	(9,304)
Profit attributable to the equity holders of the Company (Net income) under U.S. GAAP		66,404	39,684	69,260
Profit attributable to minority interests under U.S. GAAP		13,235	8,367	11,183
		79,639	48,051	80,443
Basic earnings per share under U.S. GAAP (HUF)		63.98	38.23	66.67
Diluted earnings per share under U.S. GAAP (HUF)		63.97	38.22	66.65
Net income under U.S. GAAP		66,404	39,684	69,260
Other comprehensive income	(k)	5,173	(3,851)	163
Total comprehensive income		71,577	35,833	69,423

The amounts in the table above show by topic how much more or less income or expense was recognized in the U.S. GAAP accounts in comparison to the IFRS accounts.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

		At December 31,
	Notes	2004	2005
		(in HUF millions)
Total Shareholders’ equity under IFRS—as reported		516,567	527,567
Restatement for IAS 39		(733)	—
Total Shareholders’ equity under IFRS—as restated		515,834	527,567
Minority interests under IFRS		60,097	70,127
Total equity under IFRS—as restated		575,931	597,694
Adjustments for U.S. GAAP:
Revenue recognition	(a)	(13,705)	(9,468)
Asset retirement obligation	(b)	(1,007)	(1,409)
Employee expenses	(c)	960	(213)
Interest capitalized	(d)	4,993	5,465
Derivatives	(e)	873	646
Purchase price allocation (business combinations)	(g)	13,881	8,132
Goodwill	(h)	16,693	14,237
Tax	(i)	(5,747)	(5,049)
Minority interest	(j)	2,132	2,190
Total U.S. GAAP adjustments on Shareholders’ equity		19,073	14,531
U.S. GAAP adjustment on Minority interest	(j)	(2,132)	(2,190)
Total U.S. GAAP adjustments on Equity		16,941	12,341
Total Shareholders’ equity under U.S. GAAP		534,907	542,098
Minority interests under U.S. GAAP		57,965	67,937
		592,872	610,035

In previous years the Group’s equity reconciliation was presented on the basis of the cumulative income statement impact of the reconciling adjustments between U.S. GAAP and IFRS. The amounts included in the table above show the cumulative adjustments on the net assets by reconciling item. The format of the disclosure has been changed on the basis the revised format is more informative.

(a) Revenue recognition

In Magyar Telekom’s IFRS accounts fixed line connection fees collected after October 1997 are recognized immediately together with the directly related expenses. Mobile activation fees are also recognized when customers’ subscriptions are activated. In the U.S. GAAP accounts, however, fixed line connection fees and mobile activation fees until December 31, 2003 were deferred and recognized as revenue over the expected customer relationship period as regulated by SAB 101. Directly related expenses of the connections and activations were also deferred up to the amount of the revenues.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In the U.S. GAAP accounts there is a higher amount of deferred revenues and there are deferred expenses as well related to the direct costs of the activations and connections. The table below shows the deferred connection and activation revenue and related deferred expense balances in IFRS and in U.S. GAAP.

	At December 31,
	2004	2005
	(in HUF millions)
IFRS deferred connection and activation revenue	2,688	1,185
U.S. GAAP adjustment	17,353	12,200
U.S. GAAP deferred connection and activation revenue	20,041	13,385
IFRS deferred expenses	—	—
U.S. GAAP adjustment	3,648	2,732
U.S. GAAP deferred expenses	3,648	2,732
U.S. GAAP adjustment on Shareholders’ equity	13,705	9,468

Further, as of January 1, 2004 Magyar Telekom adopted EITF 00-21 and SAB 104 in its U.S. GAAP accounts, according to which bundled customer packages are analyzed by the elements of the bundle. Revenues from the individual elements are recognized in proportion of the relative fair values of the elements. Connections in all cases are bundled with other deliverables such as equipment and/or prepaid usage. As connections and activations are no longer considered separate earnings events, the fair value of this element is considered zero. Accordingly, amounts collected for connections and activations are allocated to the other elements of the packages, and recognized according to revenue the recognition policies applied to those services (such as equipment sales, prepaid airtime, etc.).

The application of EITF 00-21 and SAB 104 results in insignificant differences between IFRS and U.S. GAAP as the bundled packages in most cases include subsidized equipment that takes up the marginal amounts collected for the connection or activation, while any traffic is used in a short period of time.

(b) Asset retirement obligation

On January 1, 2003 Magyar Telekom adopted Statement of Financial Accounting Standards (SFAS) No. 143—Accounting for Asset Retirement Obligations in its U.S. GAAP accounts. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred (i.e. when the asset is constructed) if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.

Assets considered for retirement obligation primarily include antenna towers and switching and transmission equipment constructed on rented properties of the mobile segment. In addition, the cost of the public payphones constructed in public and private areas and assets constructed in rented shops are also adjusted for the potential retirement obligation.

Although there is a legal obligation to remove all unused cabling of the fixed network from public and third parties’ properties, the Group believes that the probability of an event of having to remove such cables in the future is zero. As a result, no provision was recognized for this unlikely legal obligation. As the fixed line service providers of Magyar Telekom are universal service providers and have significant market power, these entities are obliged to provide fixed line services in its geographical areas of service.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In addition, the Group also has to make their lines available to other service providers on a contractual basis. As a result, Magyar Telekom can not be forced to remove its cables from private and public properties as the Group has indefinite right of use on these properties free of recurring charge.

The method applied for mobile equipment constructed on leased property assumes two prolongations after the expiry of the original rental term. The expected cash outflows occurring at the end of the third rental period are discounted to the time of the construction and capitalized as part of the cost of the asset, and recognized as an expense through depreciation over the useful life of the asset. The present value of the future obligation is also recognized as a provision. The provision is then accreted using the discount rate that was applied when the obligation was determined. This accretion expense is recognized in the income statement. In subsequent periods the Group may reassess the expected cash outflows to settle the asset retirement obligation, in which case the liability is increased against the carrying amount of the asset.

The carrying amount of the obligation capitalized as part of the carrying value of the related asset and the fair value of the obligation were assumed equal as at January 1, 2003. As a result, the cumulative effect of adopting the standard did not result in an income statement impact. The asset retirement obligation adjustment in the income statement reconciliation table reflects the annual changes in the carrying amount of the assets and those of the provision. In the equity reconciliation table the adjustment reflects the difference between the carrying amount of the capitalized asset retirement obligation and that of the provision.

The table below shows the U.S. GAAP adjustments to the carrying amount of asset retirement obligations (ARO) capitalized as part of the cost of the related assets and the adjustment on the provisions.

	At December 31,
	2004	2005
	(in HUF millions)
IFRS—Carrying amount of capitalized ARO	—	—
U.S. GAAP adjustment	2,221	2,359
U.S. GAAP—Carrying amount of capitalized ARO	2,221	2,359
IFRS—Carrying amount of provision for ARO	—	—
U.S. GAAP adjustment	3,228	3,768
U.S. GAAP—Carrying amount of provision for ARO	3,228	3,768
U.S. GAAP adjustment on Shareholders’ equity	(1,007)	(1,409)

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(c) Employee expenses

Certain severance related expenses recognized as a provision in 2004 in the IFRS accounts related to redundancies in 2005 did not meet the criteria to be recognized as a liability in U.S. GAAP (SFAS 88 and 146). These expenses were recognized in the U.S. GAAP accounts in 2005. The table below shows the amount of severance related expenses recognized in the IFRS accounts (IAS 37) and in the U.S. GAAP accounts (SFAS 88 and 146) in the reported years.

	For the year ended December 31,
	2003	2004	2005
	(in HUF millions)
Termination expense in IFRS	(1,101)	(20,180)	(5,142)
U.S. GAAP adjustment	—	960	(960)
Termination expense in U.S. GAAP	(1,101)	(19,220)	(6,102)

In addition, more expense was recognized in the IFRS accounts for share based payments according to IFRS 2 than in the U.S. GAAP accounts according to APB 25. Until the release of IFRS 2—Share Based Payments in March 2004 there was no guidance in IFRS for the accounting for share based payments, and the Group had not recognized compensation expenses in its IFRS accounts related to share based compensations before 2004. In its U.S. GAAP accounts, the Group applies the provisions of APB 25, whereby the intrinsic value of the share options granted are recognized evenly over the vesting period of the instruments.

Differences between the accounting for the share based compensation programs are described below.

(1) Share options of the CEO (note 28)

The CEO of Magyar Telekom was granted share options in 2000, 2001, 2002, 2003 and 2004. The options had no intrinsic values on the grant dates in 2000, 2001, 2002 and 2003, while the options granted in 2004 had an intrinsic value of HUF 63 million. The table below shows the amount of expenses recognized in the IFRS accounts (IFRS 2) and in the U.S. GAAP accounts (APB 25) in the reported years.

	For the year ended December 31,
	2003	2004	2005
	(in HUF millions)
Compensation expense in IFRS	—	—	(84)
U.S. GAAP adjustment	—	(10)	63
Compensation expense in U.S. GAAP	—	(10)	(21)

(2) Management share option plan (note 28)

On July 1, 2002, the Company granted 3,964,600 options to participants of the management share option plan. As the Company’s share price as quoted on the Budapest Stock Exchange on the grant date was HUF 833 per share, there was no intrinsic value to the options, thus no compensation expense is recognized in the IFRS or the U.S. GAAP accounts.

(3) Mid Term Incentive Plan (MTIP—note 28)

The MTIP is a cash settled long term incentive program lasting for three years whereby the targets to be achieved are based on the performance of the Magyar Telekom share.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The table below shows the amount of expenses recognized in the IFRS accounts (IFRS 2) and in the U.S. GAAP accounts (APB 25) in the reported years.

	For the year ended December 31,
	2003	2004	2005
	(in HUF millions)
Compensation expense in IFRS	—	(70)	(186)
U.S. GAAP adjustment	—	—	(213)
Compensation expense in U.S. GAAP	—	(70)	(399)

Pro-forma disclosure

In December, 2004 the FASB issued Statement 123 (revised 2004) (SFAS 123(R))—Share-Based Payment. SFAS 123(R) replaces FASB Statement No. 123—Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25—Accounting for Stock Issued to Employees. SFAS 123(R) requires all share-based awards to employees, including grants of employee stock options, to be recognized in the financial statements based on their grant-date fair values. The related compensation costs are to be recognized over the period during which an employee is required to provide service in exchange for the award. Magyar Telekom will adopt the prospective provisions of SFAS 123(R) to new and existing plans as of January 1, 2006. The grant-date fair values of unvested awards that are outstanding on the date of adoption will be charged to expense over their remaining vesting periods.

A reconciliation of the Group’s net income to pro forma net income, and the related pro forma earnings per share amounts, for the years ended December 31, 2005, 2004 and 2003, is provided below. For purposes of pro forma disclosure, the estimated fair value of the options at the date of grant is amortized to expense over the vesting period.

Under the fair value method of SFAS 123, the Group’s net income (in HUF millions) and earnings per share (in HUF) would have been as follows:

	For the year ended December 31,
	2003	2004	2005
	(in HUF millions, except per share amounts)
Net income as reported	66,404	39,684	69,260
Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effects	—	80	420
Deduct: Stock-based employee compensation expense determined under fair value based accounting method, net of related tax effects	(493)	(325)	(319)
Pro forma net income	65,911	39,440	69,361
Earnings per share (HUF)
Basic earning per share as reported	63.98	38.23	66.67
Basic earning per share pro forma	63.50	38.00	66.77
Diluted earning per share as reported	63.97	38.22	66.65
Diluted earning per share pro forma	63.50	37.99	66.74

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

At the grant dates, the underlying assumptions and the resulting fair values per option were as follows:

	CEO’s share options 2000	CEO’s share options 2001	CEO’s share options 2002	CEO’s share options 2003	CEO’s share options 2004	Management share option plan
Risk free interest rate (%)	7.4-7.6	7.3-7.5	7.9-8.2	6.9-7.2	8.9-9.4	8.31
Expected dividend yield (%)	0.45	1.21	1.29	2.16	8.41	1.51
Expected lives (years)	7-9	7-9	7-9	7-9	7-9	5
Expected stock volatility (%)	9.39	10.16	9.58	9.23	8.82	40
Fair value per option granted during the year (HUF)	1,420	166	189	122	350	284

(d) Interest capitalized

In the IFRS accounts Magyar Telekom capitalized a gradually decreasing amount of interest in prior years, and did not capitalize any interest in 2004 and 2005. This was the case as all loans taken for capital investment projects in prior years had been gradually repaid by the end of 2003.

In accordance with U.S. GAAP, Magyar Telekom does not differentiate the loans based on the purpose for which they were taken, all are considered for interest capitalization. As a result, a higher amount of interest is capitalized in the U.S. GAAP accounts, which results in a higher balance of property, plant and equipment and consequently a higher amount of depreciation.

The table below is the summary of the U.S. GAAP adjustments related to interest capitalization.

	For the year ended December 31,
	2003	2004	2005
	(in HUF millions)
IFRS interest capitalized	41	—	—
U.S. GAAP adjustment	1,350	1,624	2,093
U.S. GAAP interest capitalized	1,391	1,624	2,093
IFRS depreciation of Property, plant and equipment	98,425	98,788	96,363
U.S. GAAP adjustment	991	1,204	1,621
U.S. GAAP depreciation of Property, plant and equipment	99,416	99,992	97,984
Carrying amount of U.S. GAAP adjustment on interest capitalized—end of year	4,573	4,993	5,465

(e) Derivatives

The revised interpretation of IAS 39—Financial Instruments—Recognition and Measurement does not consider contracts denominated in a currency that is not the functional currency of either of the contracting parties as a separable host contract and an embedded derivative if the contract currency is widely used in that market. As a result of the change in the interpretation, Magyar Telekom has restated its opening IFRS retained earnings to eliminate the carrying amounts of these embedded derivatives (HUF 873 million) and the related deferred tax liability (HUF 140 million) as at December 31, 2004.

The change in the IFRS interpretation does not have an impact on the U.S. GAAP accounts, in which these embedded derivatives remain to be recognized and re-measured to fair value.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The table below shows the U.S. GAAP adjustment on the fair value of derivatives.

	At December 31,
	2004	2005
	(in HUF millions)
IFRS fair value of derivatives—as reported	873	—
IFRS restatement	(873)	—
IFRS fair value of derivatives—as restated	—	—
U.S. GAAP adjustment	873	646
U.S. GAAP fair value of derivatives	873	646

(f) Other income (rebranding)

The Company’s mobile subsidiary, Westel was renamed as T-Mobile Hungary during 2004, while other companies of the Group were renamed in 2005. The compensation received from DTAG is shown as other income and the write off of the Westel brand and the costs of launching and promoting the new brands are shown gross as expenses respectively in the IFRS income statement.

Under U.S. GAAP, Magyar Telekom recognizes the brand name write off and the additional costs mentioned above in the income statement, while the compensation received is recognized as a contribution of capital by the majority shareholder in accordance with APB 25 and SAB Topic 5-T. This results in a lower net income in the U.S. GAAP accounts, but the Shareholders’ equity is no different in this respect.

(g) Purchase price allocation (business combinations)

Due to the different intangible asset recognition rules of IFRS and U.S. GAAP in earlier years, the fair values of the net assets of T-Mobile, Maktel and Emitel on the acquisitions in 2001 were different. In the U.S. GAAP accounts, in general, a higher amount of intangible assets was recognized on acquisition. Consequently, the amortization expense of these intangibles is higher than in the IFRS accounts.

In addition, from March 31, 2004 in the IFRS accounts the total amount of fair value adjustments on the net assets of the acquired companies are recognized on consolidation, while in the U.S. GAAP accounts the fair value adjustments are only recognized in proportion to the share of ownership acquired, as was the policy in the IFRS accounts before the above mentioned date. This results in a lower amount of fair value adjustments in the U.S. GAAP accounts for intangible and tangible assets arising on business combinations since March 31, 2004.

The following table shows the carrying amounts of the U.S. GAAP adjustments on the balance sheet lines that have arisen on the acquisition of subsidiaries.

	At December 31,
	2004	2005
	(in HUF millions)
Property, plant and equipment	—	358
Intangible assets	13,881	7,754
Other liabilities	—	20
U.S. GAAP adjustment on Shareholders’ equity	13,881	8,132

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table shows the expected amortization expense of all intangible assets recorded under U.S. GAAP in the following years.

Year	Amortization
(in HUF millions)
2006	27,130
2007	21,721
2008	14,448
2009	8,382
2010	4,543
thereafter	19,170

(h) Goodwill

Due to the different asset recognition rules of IFRS and U.S. GAAP in earlier years, the fair value of the net assets of T-Mobile, Maktel and Emitel on the acquisitions in 2001 was different. In the U.S. GAAP accounts, in general, a higher amount of intangible assets was recognized in those years on business combinations. Consequently, the goodwill recognized in the U.S. GAAP accounts was lower than in the IFRS accounts.

In addition, while according to Magyar Telekom’s IFRS accounting policy, connection and activation fees are not deferred, SAB 101 required the deferral of these fees. This resulted in a zero fair value of deferred revenue in the IFRS balance sheet of the companies acquired in 2001, while the fair value of the acquired companies’ liabilities included deferred revenue in U.S. GAAP. Related to these deferred revenues, there were also deferred expenses in the U.S. GAAP balance sheets of the acquired companies. This difference also resulted in a different amount of goodwill arising on the acquisition of these subsidiaries.

Further, according to SFAS 141 and 142, goodwill is not amortized under U.S. GAAP in the 3-year period presented, which resulted in significant differences between the IFRS and U.S. GAAP accounts in 2003 and 2004. From January 1, 2005 no goodwill is amortized in IFRS either, consequently no further differences arise in this respect.

Further, goodwill is recorded in the currency of the acquired company under U.S. GAAP, while in earlier years goodwill was recognized in HUF under IFRS. This results in currency translation adjustments in the Shareholders’ equity when compared to IFRS, the impact of which is included in the Goodwill line of the reconciliation table.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The table below shows the development of the carrying amount of goodwill comparing IFRS and U.S. GAAP.

	IFRS	U.S. GAAP adjustment	U.S. GAAP
Carrying amount—January 1, 2004	232,121	3,725	235,846
Increase due to acquisitions	8,675	(1,099)	7,576
Deferred tax expense credited to the carrying amount of goodwill	—	(212)	(212)
Amortization charge	(13,876)	13,876	—
Carrying amount—December 31, 2004	226,920	16,290	243,210
Exchange differences	115	(2,443)	(2,328)
Increase due to acquisitions	5,122	—	5,122
Deferred tax expense credited to the carrying amount of goodwill	—	(118)	(118)
Amortization charge	—	—	—
Carrying amount—December 31, 2005	232,157	13,729	245,886
Add back cumulative deferred tax expense credited to the carrying amount of goodwill		508
U.S. GAAP adjustment on Shareholders’ equity		14,237

Goodwill was tested for impairment by reporting segment as of January 1, 2002 and in the last quarter of every year since then. As the fair value of the net assets of the reporting segments was always higher than the book values, no impairment charge was necessary to be recognized in any of the reported periods.

(i) Tax

Most of the above described U.S. GAAP adjustments result in temporary differences for which deferred tax is recognized.

(j) Minority interest

Some of the above described adjustments are related to subsidiaries in which Magyar Telekom’s share of ownership is less than 100 percent. In these cases the minority interests take their share of the adjustments.

Further, the Company had several call options for the remaining shares of certain consolidated subsidiaries. Co-owners of subsidiaries also had call and put options for shares held by Magyar Telekom in certain consolidated subsidiaries. The recognition and measurement of these options differed in certain cases under IFRS and U.S. GAAP. The differences between the recognition and measurement of these options resulted in U.S. GAAP adjustments in 2003 and 2004, which were accounted for in the minority interest line of the reconciliation tables.

(k) Other comprehensive income

Other comprehensive income includes the cumulative translation adjustments arising on consolidation. These items are not subject to tax.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(l) Recent accounting pronouncements

In 2004, the FASB issued Statement 123 (revised 2004) (SFAS 123(R))—Share-Based Payment. SFAS 123(R) requires all share-based awards to employees, including grants of employee stock options, to be recognized in the financial statements based on their grant-date fair values. The related compensation costs are to be recognized over the period during which an employee is required to provide service in exchange for the award. Magyar Telekom adopted the prospective provisions of SFAS 123(R) to new and existing plans as of January 1, 2006. The grant-date fair values of unvested awards that are outstanding on the date of adoption are charged to expense over their remaining vesting periods starting from 2006. The adoption of SFAS 123(R) does not have a material impact on the 2006 financial statements of the Group.

In 2005, the FASB issued FSP FAS 123(R)-3—Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards, which provides an elective shortcut approach when a company transitions to SFAS 123(R). The guidance in the FSP is effective on November 10, 2005. The FSP allowed up to one year from Magyar Telekom’s initial adoption of SFAS 123(R) on January 1, 2006 to evaluate the available transition alternatives. The adoption of FSP FAS 123(R) also does not have a material impact on the Group’s 2006 financial statements.

In 2005, the FASB issued FSP FAS 123(R)-2—Practical Accommodation to the Application of Grant Date as Defined in FASB Statement No. 123(R). The FSP provides an exception to the application of the concept of “mutual understanding” in the determination of whether a grant date has occurred. The exception permits companies to measure compensation cost for equity awards to employees on the Board approval date if certain conditions are met, provided that the communication to the employee occurs within a “relatively short period of time” from the approval date. Magyar Telekom adopted the provisions of this FSP to new plans as of January 1, 2006. The FSP does not have any impact on the Group’s financial statements as no such equity rewards were granted in 2006.

In 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107—Share Based Payment. SAB 107 summarizes the views of the SEC staff regarding the interaction between SFAS 123R and certain SEC rules and regulations, and provides the staff’s views regarding the valuation of share-based payment arrangements for public companies. Magyar Telekom adopted SAB 107 concurrently with the adoption of SFAS 123(R) with effect from January 1, 2006. The adoption of SAB 107 does not have a material impact on the Group’s 2006 financial statements as share based payments granted by the Group are fairly limited.

In 2004, the FASB issued Statement 153 (SFAS 153)—Exchanges of Non-monetary Assets—an amendment of APB Opinion No. 29. The guidance in APB 29 is based on the general principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB 29 included certain exceptions to that principle. SFAS 153 amends APB 29 to eliminate the narrow exception for non-monetary exchanges of similar productive assets and replaces it with a broader exception for exchanges of non-monetary assets that do not have commercial substance (that is, transactions where future cash flows are not expected to significantly change as a result of the exchange). Magyar Telekom adopted the provisions of SFAS 153 for non-monetary asset exchange transactions entered into after December 31, 2005. The adoption of SFAS 153 does not have any impact on the Group’s 2006 financial statements as no such transactions have been entered into since the adoption date.

In 2005, the FASB issued FSP FIN46R-5—Implicit Variable Interests under FASB Interpretation No. 46 (FIN 46R—revised December 2003). FSP FIN46R-5 requires a reporting enterprise to consider

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

whether it holds an implicit variable interest in a variable interest entity (VIE) or potential VIE. Magyar Telekom adopted the provisions of FSP FIN46R-5 in the reporting period beginning on January 1, 2006. The adoption of FSP FIN46R-5 has no impact on the Group’s financial statements as we have concluded to have no such VIEs.

In 2005, the FASB issued Statement of Financial Accounting Standards No. 154 (SFAS 154)—Accounting Changes and Error Corrections. SFAS 154 replaces APB 20—Accounting Changes, and SFAS 3—Reporting Accounting Changes in Interim Financial Statements. SFAS 154 applies to all voluntary changes in accounting principle and changes the accounting for, and reporting of, a change in accounting principle, and requires the retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 will only have an effect when the Group implements changes in accounting principle that are addressed by the standard or corrects accounting errors in future periods.

In 2005, the FASB issued FSP APB 18-1—Accounting by an Investor for its Proportionate Share of Other Comprehensive Income of an Investee Accounted for under the Equity Method in Accordance with APB Opinion No. 18 upon a Loss of Significant Influence. The FSP requires that if an investor loses significant influence over an investee, the investor’s proportionate share of the investee’s equity adjustments for Other Comprehensive Income should be offset against the carrying value of the investment at the time significant influence is lost by the investor. Magyar Telekom adopted the provisions of FSP APB 18-1 in the reporting period beginning on January 1, 2006. The adoption of FSP APB 18-1 has no impact on the Group’s 2006 financial statements as no such event took place in 2006.

In 2005, the FASB issued FSP FAS 13-1—Accounting for Rental Costs Incurred during a Construction Period. The FSP concludes that rental costs associated with ground or building operating leases that are incurred during a construction period should be recognized as rental expense. Magyar Telekom applied the guidance in this FSP to the reporting period beginning January 1, 2006. The adoption of this FSP has no significant impact on the Group’s 2006 financial statements as the Group primarily operates in its own facilities, therefore no rental costs would normally qualify for capitalization.

In 2005, the FASB issued FSP Nos. FAS 115-1 and FAS 124-1—The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, which effectively nullify the requirements of EITF 03-1. This FSP provides guidance on determining when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. Additionally, the FSP provides accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. Magyar Telekom adopted the provisions of this FSP in the reporting period beginning January 1, 2006. The adoption of this FSP has no impact on the Group’s 2006 financial statements as no impairment on investments was necessary to charge.

In June 2006, the FASB issued FASB Interpretation (FIN) 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FAS 109, Accounting for Taxes, to create a single model to address accounting for uncertainty in tax positions taken or expected to be taken in a tax return. Under FIN 48, the tax benefit from an uncertain tax position may be recognized only if it is more likely than not that the tax position will be sustained, based solely on its technical merits. The Group plans to adopt FIN 48 beginning January 1, 2008. The cumulative effect of adopting FIN 48, if any, will be recorded in retained earnings. The Group is

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

currently evaluating the potential impact that the adoption of FIN 48 may have on the Group’s financial statements.

In September 2006, the FASB issued SFAS 157, Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS 157 does not require any new fair value measurements. The Group plans to adopt this standard as of January 1, 2008. The Group is currently evaluating the potential impact that the adoption of SFAS 157 may have on the carrying values of assets and liabilities determined by fair valuation.

In September 2006, the FASB issued SFAS 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, which amends SFAS 87, SFAS 88, SFAS 106 and SFAS 132. As the Group currently provides no such benefits, the issuance of SFAS 158 will not have any impact on the Group’s financial statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: February 22, 2007

MAGYAR TELEKOM PLC.
By:	/s/ CHRISTOPHER MATTHEISEN
Name:	Christopher Mattheisen
Title:	Chairman and Chief Executive Officer
By:	/s/ THILO KUSCH
Name:	Thilo Kusch
Title:	Chief Financial Officer