Form 20-F
period 2006-12-31
Magyar Telekom Plc.
filed 2007-06-27
CIK 1047564

As filed with the Securities and Exchange Commission on June 27, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

Commission file number 1-14720

MAGYAR TELEKOM TÁVKÖZLÉSI NYILVÁNOSAN MŰKÖDŐ RÉSZVÉNYTÁRSASÁG

(Exact Name of Registrant as Specified in Its Charter)

MAGYAR TELEKOM TELECOMMUNICATIONS PUBLIC LIMITED COMPANY

(Translation of Registrant’s Name Into English)

Hungary

(Jurisdiction of Incorporation or Organization)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Name of each exchange on which registered
American Depositary Shares,	New York Stock Exchange
each representing five Ordinary Shares
Ordinary Shares	New York Stock Exchange*
Budapest Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: N/A

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares……1,042,768,215
nominal value HUF 100 per share

(as of December 31, 2006)

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

i

Certain Defined Terms and Conventions

In this annual report the terms “Magyar Telekom”, the “Group”, the “Company”, “we”, “us” and “our” refer to Magyar Telekom Plc. and, if applicable, its direct and indirect subsidiaries as a group; the term “Magyar Telekom Plc.” refers to Magyar Telekom Plc. without its subsidiaries; the term “DT” refers to Deutsche Telekom AG. The term “TMH” refers to the mobile line of business of Magyar Telekom. T-Mobile Magyarország Távközlési Rt., our fully owned subsidiary, merged with Magyar Telekom Plc. on February 28, 2006. From March 1, 2006, Magyar Telekom is the legal successor of TMH.

In this annual report, the term “Minister” refers to the Minister heading the Ministry of Economy and Transport.

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

ITEM 2—OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3—KEY INFORMATION

SELECTED FINANCIAL DATA

This selected consolidated financial and statistical information should be read together with the consolidated financial statements, including the accompanying notes, included in this annual report. We derived these financial data from our consolidated financial statements as of and for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 and the accompanying notes, which have been audited by PricewaterhouseCoopers Könyvvizsgáló és Gazdasági Tanácsadó Kft. (“PwC”). These consolidated financial data are qualified by reference to our consolidated financial statements and accompanying notes, which we have prepared in accordance with International Financial Reporting Standards (“IFRS”). IFRS differs from U.S. Generally Accepted Accounting Principles (“GAAP”). For a discussion of the principal differences between IFRS and U.S. GAAP as they relate to us, see Note 37 to the consolidated financial statements.

	Year ended December 31,
	2002	2003	2004	2005	2006	2006
	HUF	HUF	HUF	HUF	HUF	U.S.$(1)
	(in millions, except per share amounts)
Consolidated Income Statement Data:
Amounts in accordance with IFRS
Revenues(2)	590,585	607,252	596,792	615,054	671,196	3,503
Operating profit(3)	122,240	122,064	93,719	141,754	136,391	712
Net income	68,128	57,475	34,641	78,415	75,453	394
Operating profit per share(3)	117.76	117.60	90.30	136.46	131.10	0.68
Basic earnings per share(4)	65.66	55.38	33.38	75.49	72.53	0.38
Diluted earnings per share(4)	65.66	55.37	33.37	75.46	72.51	0.38
Amounts in accordance with U.S. GAAP
Revenues(2)	592,294	610,946	602,953	620,208	675,564	3,526
Operating profit(3)	132,585	132,715	100,294	131,018	132,431	691
Net income	78,619	66,404	39,684	69,260	71,481	373
Operating profit per share(3)	127.73	127.86	96.63	126.12	127.30	0.66
Basic earnings per share(4)	75.77	63.98	38.23	66.67	68.71	0.36
Diluted earnings per share(4)	75.77	63.97	38.22	66.65	68.69	0.36
Consolidated Balance Sheet Data:
Amounts in accordance with IFRS
Total assets	1,077,451	1,058,837	1,029,568	1,082,948	1,131,595	5,905
Net assets as reported	575,580	630,384	576,664	597,694	593,167	3,095
Common stock	104,281	104,281	104,281	104,281	104,277	544
Total shareholders’ equity as reported	516,144	560,110	516,567	527,567	526,039	2,745
Amounts in accordance with U.S. GAAP
Total assets	1,099,634	1,090,308	1,070,601	1,115,991	1,160,629	6,057
Net assets	570,541	633,783	592,872	610,035	604,400	3,154
Total shareholders’ equity	514,664	567,452	534,907	542,098	538,190	2,809

	Year ended December 31,
	2002	2003	2004	2005	2006
	(in millions)
Other data:
Weighted average number of shares
Basic	1,038	1,038	1,038	1,039	1,040
Diluted	1,038	1,038	1,038	1,039	1,041

(1)                 Translated into U.S. dollars at the official exchange rate of the National Bank of Hungary on December 31, 2006 of U.S. dollar 1.00 = HUF 191.62. These translations are unaudited and presented for convenience purposes only.

(2)                 In 2006, we reassessed our status in the provision of a number of value added services, where so far we accounted for revenue on a gross basis implying a principal status rather than an agent status in the provision of the service. A gross basis means that revenues included the full amount of fees collected from customers, and outpayments to related service providers were included in operating expenses. After analyzing the relationships with our subcontractors one by one, we have changed our judgment of the situation in some cases, and now we assess that in these cases we are more the selling agent of these products than the principal provider of the service, from an IFRS accounting point of view. This had a decreasing impact on the fixed line “Value added, cable voice and other services” revenues and the mobile “Enhanced services” revenues as well as on subcontractor payments in “Other operating expenses - net”. The change only meant netting between revenues and expenses; it had no impact on either operating profit or net income. We also restated 2004 and 2005 figures accordingly.

(3)                 In 2006, we changed our accounting policy to disclose Hungarian local business tax and innovation fee as income taxes since we have determined that these taxes have the characteristics of income taxes rather than operating expenses. In previous years, these taxes were included among operating expenses. This change in the disclosure of these taxes decreased our operating expenses and resulted in an equivalent increase in income taxes. The change had no impact on net income or equity. We also restated 2004 and 2005 figures accordingly.

(4)                 Basic earnings per share under IFRS and basic earnings per share under U.S. GAAP are calculated by dividing net income by the weighted average number of shares outstanding during each period.

Dividends

The following table sets forth the dividend per Magyar Telekom ordinary share for the years 2002, 2003, 2004, 2005 and 2006. The table shows the dividend amounts in Hungarian forints, together with U.S. dollar equivalents, for each of the years indicated.

	Dividend Paid Per Ordinary Share
	HUF	U.S.$(1)
Year
2002	18	0.0799
2003	70	0.3367
2004	70	0.3883
2005	73	0.3418
2006	70	0.3653

(1)                 Translated into U.S. dollars at the official exchange rate of the National Bank of Hungary on December 31, 2006 of U.S. dollar 1.00 = 191.62; December 31, 2005 of U.S. dollar 1.00 = HUF 213.58; December 31, 2004 of U.S. dollar 1.00 = HUF 180.29; December 31, 2003 of U.S. dollar 1.00 = HUF 207.92 and on December 31, 2002 of U.S. dollar 1.00 = HUF 225.16.

EXCHANGE RATE INFORMATION

As used in this document, “Hungarian forint” or “HUF” mean the lawful currency of Hungary. “EUR”, “euro” or “€” mean the single unified currency of the European Union. “U.S. dollar,” “USD” or “$” mean the lawful currency of the United States.

The National Bank of Hungary (“NBH”) quotes and publishes official exchange rates of the Hungarian forint for all major currencies based on prevailing market rates. Unless otherwise stated, conversion of Hungarian forint into U.S. dollars have been made at the rate of USD 1.00 to HUF 191.62, which was the official rate quoted and published on December 31, 2006.

The NBH as a policy intervenes in the foreign exchange market to stabilize the exchange rate of the Hungarian forint for the euro. On any given day, the market exchange rate of the Hungarian forint against euro may vary from the official rate of the NBH. Prior to May 4, 2001, the NBH had a policy of intervening in the foreign exchange market, if the market rate deviated more than 2.25 percent above or below the official rate. On May 4, 2001, the NBH announced that it had widened this intervention band to 15 percent above and below the official rate. The central parity is set at 282.36 HUF/EUR rate. This decision was taken as a step toward convergence with the European Union exchange rate regime and as a measure against inflation.

The following tables set forth, for the periods and dates indicated, the period-end, average, high and low official rates quoted and published by the NBH for Hungarian forint per U.S.$1.00 and EUR1.00.

	Exchange Rates
	Period-End	Average(1)	High	Low
	(amounts in HUF/U.S.$)
Year
2002	225.16	258.00	283.98	225.16
2003	207.92	224.44	237.63	206.61
2004	180.29	202.63	217.24	180.19
2005	213.58	199.66	217.54	180.58
2006	191.62	210.51	225.01	191.02
2006
December	191.62	192.26	194.21	191.02
2007
January	199.52	195.22	199.52	189.25
February	193.21	193.87	196.88	191.34
March	186.13	188.74	194.91	184.08
April	181.03	182.13	185.02	180.10
May	186.23	183.84	186.79	181.04

(1)                 The average of the exchange rates on each business day during the relevant period.

	Exchange Rates
	Period-End	Average(1)	High	Low
	(amounts in HUF/EUR)
Year
2002	235.90	242.97	252.38	235.17
2003	262.23	253.51	272.03	234.69
2004	245.93	251.68	270.00	243.42
2005	252.73	248.05	255.93	241.42
2006	252.30	264.27	282.69	249.55
2006
December	252.30	254.08	256.90	252.30
2007
January	258.04	253.83	258.46	251.15
February	254.79	253.40	255.70	251.65
March	247.83	249.81	256.05	245.67
April	246.42	245.96	247.35	244.96
May	250.35	248.47	251.05	245.78

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

The Electronic Communications Act of 2003 (“Electronic Communications Act”), which came into force in January 2004, was enacted by the Parliament to achieve harmonization of the telecommunications regulatory regime in Hungary with the New Regulatory Framework (“NRF”) of the European Union (“EU”) for electronic communications adopted in 2002, and to encourage further competition in the market. The NRF is currently under review in the EU; however, according to our expectations, the amended regulation will not affect business activities earlier than 2010.

Under the Electronic Communications Act, the National Communications Authority (“NCA”) was established to regulate the telecommunications industry. The primary responsibility of the NCA is to perform market analysis procedures, under which it defines “relevant markets,” or markets subject to the regulatory framework. The NCA analyzes such markets for the level of competition and, if it finds a lack of sufficient competition in such markets, identifies service providers with significant market power (“SMP”), and imposes appropriate regulatory obligations on such providers to encourage competition.

The NCA initiated the market analysis procedure on 17 out of 18 relevant markets identified in an applicable decree in 2004 and has reached its final findings on 16 of these markets. Under these findings, Magyar Telekom was found to have SMP on 12 of the 16 markets (i.e., markets 1-9 and 11-13) and TMH was found to have SMP on one market (i.e., market 16). As a result, the NCA imposed various obligations on Magyar Telekom and TMH with respect to these markets. See “Item 4—Regulation and Pricing”.

The Recommendation of the European Commission on relevant product and service markets within the electronic communications sector susceptible to ex ante regulation in accordance with Directive 2002/21/EC of the European Parliament and of the Council on a common regulatory framework for electronic communication networks and services (2003/311/EC) (“Recommendation”), the regulation on which the market analysis procedure of the NCA is based, is also under review by the EU. The new recommendation is expected to enter into force in 2007.

The new Communications Act which is affecting our Bulgarian subsidiary’s, Orbitel’s core business is on the agenda of the Bulgarian Parliament. The majority of changes proposed by Orbitel have been accepted by the relevant committee of the Parliament, but the changes are still to be approved by the Parliament. Any further changes proposed in the Communications Act by the members of the Parliament and any delay in the bylaws may negatively influence the business results of Orbitel.

In addition, our businesses in Macedonia and Montenegro are also subject to various regulatory developments.

We cannot fully anticipate the combined impact of these regulatory developments on our business and results of operations. Our business and results of operations may be adversely affected by these changes.

Recent EU initiative on roaming charges in the mobile telecommunications sector could adversely affect our results of operation.

On July 12, 2006 the European Commission proposed an EU regulation to reduce international roaming charges within the EU. The proposal for a regulation of the European Parliament and of the Council is dealing with the roaming on public mobile networks within the EU. The objective of this proposal is to amend the existing regulatory framework for electronic communications to provide the necessary legal basis for effective and timely action to bring about substantial reductions in the level of mobile roaming charges across the EU in a harmonized manner. The EU roaming regulation, as approved on May 23, 2007 by the European Parliament, will set a limit on the international wholesale mobile roaming charges among mobile operators and on international mobile roaming retail charges (Eurotariff). The maximum inter-operator tariff shall not exceed EUR 0.30 per minute, which will be further reduced in 2008 and 2009 to EUR 0.28 and EUR 0.26. The maximum retail charges of the Eurotariff, which a home provider may levy from its roaming customers, for calls made abroad shall not exceed EUR 0.49 per minute (to be further reduced to EUR 0.46 and EUR 0.43 in 2008 and 2009) and for calls received abroad shall not exceed EUR 0.24 per minute (to be further reduced to EUR 0.22 and EUR 0.19 in 2008 and 2009). The Council of the EU telecommunications ministers endorsed the EU roaming regulation on June 7, 2007. The EU roaming regulation will then become directly applicable in EU member states (and therefore not require further transposition into national law) following its publication, expected in June 2007. The EU roaming regulation will have significant consequences for TMH’s revenues.

We are subject to more intense competition due to the liberalization of the telecommunications sector.

The Electronic Communications Act was enacted to facilitate further competition and encourage new entrants to the market. Although identities of such entrants are already known to some degrees, the scope of competition and any adverse effect on our results will depend on a variety of factors that we currently cannot assess with precision and are for the most part not within our control. Among such factors are business strategies and capabilities of new competitors, prevailing market conditions, as well as the effectiveness of our efforts to prepare for new market conditions. Specific risks include loss of customers as a result of unbundled access to the local loop, loss of fixed line customers as a result of introducing “naked” ADSL and migration to lower priced Internet price plans as a result of speed upgrades.

In the mobile communications business, we already face intense competition. As all telecommunications markets have become increasingly saturated, the focus of competition is starting to shift from customer acquisition to retention. Significant customer defections could have an adverse effect on results of operations, and customer acquisition and retention expenses are substantial. Due to the increased level of competition, prices for mobile telephone services have been declining over the past several years and may continue to decline. An eventual entry of Mobile Virtual Network Operators (“MVNOs”) into the mobile telecommunications market would intensify the competition in Hungary. MVNOs are mobile operators that do not own their own spectrum or often network infrastructure, buy the use of the spectrum and network infrastructure from traditional mobile operators and provide mobile telecommunications services to consumers based on such purchased capacity. MVNOs will likely target the lower segment of the market and such development will likely increase price-based competition.

We also face intense competition in the market for Internet services, as well as in the data communications markets from other fixed line, mobile and cable television service providers.

In Macedonia, the exclusive rights of Makedonski Telekommunikacii AD (“Maktel”) to provide fixed line telecommunications services expired at the end of 2004 as a result of the market liberalization. Competition posed by new entrants may result in a downward pressure on Maktel’s pricing, sales volume and profitability, which would have an adverse effect on our financial condition and results of operations. The Macedonian telecommunications regulator issued a third mobile license to Austrian Mobilkom in the first quarter of 2007, which is expected to intensify the competition in the Macedonian mobile market.

In Montenegro, the de facto exclusivity of Crnogorski Telekom in international voice traffic has come to an end as Promonte, the Montenegrin market leader in mobile telephony has acquired a license for international voice traffic valid from January 1, 2007. There are several public tenders ongoing in Montenegro that will have a significant long term effect on the telecommunications market. The Montenegrin Telecommunications Agency has announced a public tender for cable television services, and new cable television service providers may enter traditional telecommunications markets in 2007. The Montenegrin Telecommunications Agency has also announced a public tender for providing telecommunications services using World Interoperability for Microwave Access (“WiMAX”) technology. The outcome of this tender might further increase competition in Montenegro. Furthermore, in November 2006, the Montenegrin telecommunications regulator has issued a tender for two Third Generation (“3G”) licenses as well as a tender for a mixed 2G-3G license for a third mobile operator. In the first quarter of 2007, T-Mobile Crna Gora and Promonte were awarded with one 3G licenses each and Telekom Serbia won the combined 2G-3G license. It is most likely, that the mobile operation of Crnogorski Telekom could face a significant decrease in its market share over the medium term.

Competition posed by potential new entrants may result in a downward pressure on Crnogorski Telekom’s and T-Mobile Crna Gora’s pricing, sales volume and profitability, which would have an adverse effect on our financial condition and results of operations.

Our ability to sustain revenue growth will depend in part on our ability to increase traffic and offer value added and data services to our customers.

We expect the number of our fixed access lines and rates for fixed and mobile telephone services to decrease as competition increases. Our ability to sustain revenue growth will therefore depend on our ability to increase the amount of traffic over existing fixed lines and to increase revenues from value added and data services. We also plan to grow our mobile subscriber base and our related lines of business, such as Internet and cable television, and expand our coverage area. We may not be able to sustain revenue growth, if we are not able to offer attractive and affordable value added services in the future or if our customers do not purchase our services.

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

The independent investigators’ Initial Report of Investigation further identified several contracts at our Macedonian subsidiary that could warrant further review. In February 2007, our Board of Directors determined that those contracts should be reviewed and expanded the scope of the independent investigation to cover these additional contracts and related transactions.

The independent investigation revealed certain weaknesses in our internal controls and procedures. Management has failed to sufficiently communicate the importance of integrity and ethical values. There were deficiencies in controls related to the validity and authorization of transactions in the mergers and acquisitions process and deficiencies in the design and effectiveness of controls related to the validity and authorization of expenditures in procurement process. Specifically, senior level managers entered into expenditures by circumventing existing controls and the independent investigation has been unable to determine definitely the purpose of the contracts, and it is possible that they may have been improper.

The investigation delayed the finalization of our 2005 financial statements and Maktel has still not filed its 2005 annual report. We have to date been fined HUF 13 million as a consequence of these delays and additional fines could be imposed in the future. At this juncture, the Company is unable to estimate either the amount of such additional fines or the costs, in general, it could incur in relation to the investigation. For further discussion of the independent legal investigation, its conclusions and the steps that we are taking to remedy our control deficiencies, see “Item 15—Controls and Procedures.”

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

Due to the substantial state budget deficit, the Hungarian government passed a stabilization package in June 2006. The stabilization program provides for significant tax hikes for both corporations and individuals, including the introduction of an additional income tax on high-income individuals, increases in corporate taxes and Value-Added Tax (“VAT”), and a new tax on healthcare contributions and other benefits. The stabilization program also introduces material energy price increases. We expect this stabilization program could have the effect of increasing the Consumer Price Index (“CPI”) and decreasing GDP in 2007 and 2008 from the levels that might otherwise be attained without it. As an effect of any relative CPI increase and/or GDP decrease, disposable income may decrease accordingly in both the corporate and the residential segments. Any such decrease in disposable income could negatively affect spending on telecommunications, which could result in decreased revenues for Magyar Telekom. In addition, the measures introduced and to be introduced by the government negatively affect our employees’ remuneration and may cause difficulties in the negotiations conducted with the trade unions. In order to meet our efficiency improvement targets, we will not be in the position to fully compensate the negative effects of the government measures suffered by our employees.

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

In line with the Group’s strategy of increasing its focus on service quality and operational efficiency, and taking into account the positive results from the merger of Magyar Telekom Plc. and T-Mobile Hungary, the Board of Directors proposed further integration steps within the Hungarian operations of the T-Com segment on May 25, 2007.

Emitel is a fully owned subsidiary of Magyar Telekom, offering telecommunication services in three regional service areas of South-Hungary. The company operated 72,000 lines at the end of March 2007. The increasing competition generates the need for further efficiency improvements which can be ensured through integrating the legal entity into Magyar Telekom. Following the integration, we aim to achieve increased efficiency through joint marketing, communication activities and customer relationship management, as well as simplifying the operating structure through eliminating overlaps in activities.

The activities of T-Online Hungary, also a fully owned subsidiary of Magyar Telekom, will be divided between the access business area and the content and portal area. The access business area includes internet access products such as ADSL, dial-up, cable Internet, as well as IPTV and VoIP services. Driven by the need to increase the focus on broadband services and the spread of integrated services, the Board of Directors proposed to integrate the Internet access area into the T-Com segment. The merger will allow service quality to be improved and facilitate broadband development thanks to the integrated customer service and customer relationship management, as well as ensuring increased organizational efficiency. The remaining business entity of T-Online will focus on media, content and other new business areas.

The Board proposal is subject to approval by the Extraordinary General Meeting of Magyar Telekom to be held on June 29, 2007, and the consent of the supreme bodies of the two subsidiaries. The merger process will be completed with registration by the Court of Registry. Following that, Magyar Telekom will be the legal successor of Emitel and the merged area of T-Online. As both companies are fully owned subsidiaries of Magyar Telekom, the planned steps do not require approval from the Hungarian Competition Authority.

Following the expansion of the T-Systems segment’s service portfolio, particularly through the recent acquisitions of KFKI Group and T-Systems Hungary, the Company has reviewed the organizational structure of the segment. Since January 1, 2007 the T-Systems segment has consisted of three divisions—Infocom, IT Infrastructure and IT Applications. The latter two encompass the activities of the current six subsidiaries, divided according to their profiles and competencies. In order to increase the segment’s transparency and improve sales efficiency, the number of subsidiaries will be reduced via legal integration into the two respective divisions, thus forming two individual legal entities. The legal procedures are expected to be completed by January 1, 2008. This move will enable us to focus more efficiently on strengthening our market leadership in the info-communications service market as well as repositioning our corporate market approach as a true IT/TC provider. Operational efficiency will also be improved through the elimination of overlapping activities.

DESCRIPTION OF BUSINESS AND ITS SEGMENTS

We are the principal provider of fixed line telecommunications services in Hungary, with approximately 2.6 million fixed access lines as of December 31, 2006. We are also Hungary’s largest mobile telecommunications services provider, with more than 4.4 million mobile subscribers (including users of prepaid cards) as of December 31, 2006. We hold a 100 percent interest in Stonebridge Communications AD, which controls Maktel, the sole fixed line telecommunications services provider and, through its subsidiary T-Mobile Macedonia, the leading mobile telecommunications operator in Macedonia. We also hold a 76.53 percent ownership in Crnogorski Telekom, the principal fixed line telecommunications services provider and, through its subsidiary T-Mobile Crna Gora, the second largest mobile telecommunications operator in Montenegro.

Our consolidated revenues were HUF 671,196 million (U.S.$ 3,503 million), and our consolidated net income was HUF 75,453 million (U.S.$ 394 million) in 2006.

We are a full-service telecommunications provider operating in two business segments:

Fixed Line Telecommunications Services.   Our fixed line telecommunications services consist of local, long distance and international telephone as well as other telecommunications services, including leased line, data transmission, cable television and Internet services. We also provide corporate network services, system integration (“SI”) and information technology (“IT”) services, sell telecommunications equipment and offer network construction and maintenance services. We are the market leader for most of these services in Hungary.

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

Mobile Telecommunications Services.   Our mobile telecommunications business, TMH, is a leading provider of mobile telecommunications services in Hungary. TMH is one of three digital mobile services providers in Hungary. Since December 7, 2004, TMH also has rights to operate 3G, or Universal Mobile Telecommunications System (“UMTS”), mobile telecommunications services. Mobile telecommunications services have contributed significantly to our revenues.

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

To adapt to these changes in the market, we are now moving from the traditional traffic-based revenue structure to an access-based revenue structure, which will allow us to substitute declining traffic revenues with content, entertainment and bundled access revenues. In addition, we are seeking new revenue sources by entering into non-traditional converged telecommunications markets.

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

•        International acquisitions—Seek value-creating core acquisition targets in the South-East European region with appropriate scale and leverage our regional presence

We have developed a comprehensive market-oriented program designed to improve operational performance on Group-level and in every division. Our primary focus is on the following areas of business operations:

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

•        Broadband Push—In 2004, we nearly doubled Hungary’s Asymmetrical Digital Subscriber Line (“ADSL”) access base to 200,000. In 2005 and 2006, we extended our ADSL customer base further to over 500,000. As the leading broadband provider in Hungary, we are committed to accelerating growth in country-wide broadband penetration. Ongoing promotions, a new differentiated product range and innovative broadband-specific content services are being developed to generate a strong increase in demand, while strategic pricing should allow optimal subscriber and profit growth. In November 2006, we launched Internet Protocol-based TV (“IPTV”) services; in early 2007, we doubled bandwidths on our network by utilizing ADSL2 technology and to further boost market development by introducing naked DSL services. Also, we believe different wireless broadband technologies will play an increasingly important role in the coming years. Applying the so-called “multi-access” (i.e., optimal combination of different wired and wireless broadband access technologies) approach provides the most cost-efficient means to expand broadband access base countrywide. Accordingly, leveraging first mover advantage on our newly built HSDPA capacities is one of TMH’s primary strategic focuses on the fast growing wireless broadband market.

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

•        Integrated Operations—Fixed-mobile convergence is fast developing in the telecommunications industry, particularly with respect to technology, customer needs, products/services and organizational structures. Telecommunications companies are heading towards further integration of fixed and mobile businesses driven primarily by the technological developments and the increasing customer demand for integrated services. We are expecting significant value generation through the gradual implementation of the integration by seizing additional revenues and optimizing operating and capital expenses. To ensure our competitiveness and our ability to create shareholder value in the long run, we decided to merge our mobile and fixed divisions effective March 2006.

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

•       Network infrastructure (e.g., unified IP-based backbone network, joint platform planning and development); and

•       Products and value propositions (e.g., fixed-mobile bundled products, value added services based on broadband access and content).

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

•        Content and Media—content and innovative broadband-based services play a crucial role in further enhancing broadband market development. We aim to further advance and extend our presence in this market segment. Accordingly, in April 2006, we gained control of iWiW Kft., the leading Hungarian online social network currently registering over 2.1 million users. In May 2006, we acquired Adnetwork Kft., the leading domestic online advertisement network, to leverage the online advertisement potential of T-Online and partner web pages.

•        Systems Integration—the growth potential of traditional telecommunications services in the Hungarian corporate market is limited. IT services such as systems integration, managed network services, custom application development, IT outsourcing and consultancy services are becoming the new growth drivers in the corporate market. In line with changing customer demands we believe IT services will become the new “gateway” to sell integrated telecommunications services, and the winning telecommunications firms in the future Hungarian corporate market will be those that establish their credentials as trusted IT/telecommunications service partners. Therefore, to maintain sustainable competitiveness in the corporate sector, we have committed to further developing our IT competencies. Acquisitions are an important part of this program, as they offer the fastest means to build our position and improve our competency mix in the corporate IT/telecommunications market. As a major provider of SI/IT services in Hungary, the acquisition of KFKI Group in June 2006 was a major step towards this initiative. In April 2006, we acquired Dataplex, a major provider of ICT infrastructure outsourcing. Also, by acquiring additional two percent of T-Systems Hungary in January 2007, we are now the majority stakeholders of the company.

•        New Services Expansion—to further leverage our core assets we are continuously exploring emerging business possibilities on new converging markets through expanding our service portfolio. We are considering entering new market segments such as transactional services and commerce to generate new revenue streams in case a potential business opportunity is arising.

•        International Acquisitions—We acquired a 51.12 percent stake in Crnogorski Telekom from the government of Montenegro in March 2005. At the same time, we acquired an additional 21.92 percent of Crnogorski Telekom’s shares from minority shareholders. As a result of a public offer, we acquired an additional 3.49 percent stake in Crnogorski Telekom, increasing our stake to 76.53 percent by May 24, 2005. In February 2006, we acquired a 100 percent stake in a Bulgarian alternative fixed line telecommunications and Internet services provider, Orbitel. Leveraging our hands-on experience and good track record in the region, we are committed to further strengthen and leverage our presence in the South-East European region. Accordingly, we are continuously seeking further value-creating acquisition and investment targets with even larger scale.

OVERVIEW OF MAGYAR TELEKOM’S REVENUES AND PRINCIPAL ACTIVITIES

For the years ended December 31, 2004, 2005 and 2006, our total revenues by business segments were as follows:

	Year ended December 31,			Year ended December 31,
	2004	2005	2006	2006/2005
	(in HUF millions)			(% change)
Revenues
Fixed line—Hungary	298,707	284,985	292,193	2.5
Fixed line—Foreign operations	45,693	57,983	68,953	18.9
Total	344,400	342,968	361,146	5.3
Less: intra-segment revenue	(1,271)	(2,284)	(3,569)	56.3
Total revenue of Fixed line segment	343,129	340,684	357,577	5.0
Less: revenue from Mobile segment	(11,146)	(11,478)	(13,711)	19.5
Fixed line revenue from external customers	331,983	329,206	343,866	4.5
Mobile—Hungary	260,568	266,217	297,209	11.6
Mobile—Foreign operations	33,734	42,693	52,399	22.7
Total	294,302	308,910	349,608	13.2
Less: intra-segment revenue	(58)	(27)	(42)	55.6
Total revenue of Mobile segment	294,244	308,883	349,566	13.2
Less: revenue from Fixed line segment	(29,435)	(23,035)	(22,236)	(3.5)
Mobile revenue from external customers	264,809	285,848	327,330	14.5
Total revenue of the Group	596,792	615,054	671,196	9.1

Most of our revenues in 2004, 2005 and 2006 were derived from services provided within Hungary, except for the international fixed line and international mobile revenues, which were mainly derived from services provided in Macedonia in 2004, and in Macedonia and Montenegro in 2005 and 2006.

Our business is not materially affected by seasonal variations.

FIXED LINE TELECOMMUNICATIONS SERVICES SEGMENT

In 2006, our fixed line telecommunications services generated revenues of HUF 357,577 million before inter-segment eliminations. Fixed line telecommunications services consist of domestic and international services, Internet services, data transmission, SI/IT services, cable television, multimedia and telecommunications equipment sales, as well as construction, maintenance and other services.

The Hungarian fixed line operations include activities of Magyar Telekom in Hungary and South-Eastern Europe. Magyar Telekom provides international network and carrier services in South-Eastern Europe through Points of Presence (“PoPs”). Magyar Telekom entered the Romanian market in July 2004, the Bulgarian market in September 2004, and the Ukrainian market in August 2005 to offer various wholesale services. Capitalizing on our experience in these markets, we have entered into the retail market segment in Romania with a full service portfolio and intend to do so in Bulgaria and Ukraine as soon as the regulatory environment becomes favorable.

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

Public Switched Telephone Network (“PSTN”).   Due to the fierce competition and mobile substitution, the number of our PSTN lines decreased from 2,252,943 as of December 31, 2005 to 2,158,547 as of December 31, 2006.

Integrated Services Digital Network (“ISDN”).   ISDN allows a single access line to be used simultaneously for a number of purposes, including voice, data, facsimile and video transmission. We offer both basic ISDN access lines with two channels and multiplex ISDN access lines with 30 channels. As of December 31, 2006, we had installed 171,995 ISDN access lines with two channels and 4,710 ISDN access lines with 30 channels, for a total of 485,290 ISDN channels. We intend to extend the life cycle of the ISDN product in the business segment by offering various discounts to our customers.

Digifon Services.   At the end of 2005, our network was 100 percent digitalized, which enable us to provide value added services in our entire service area. We provide a number of value added services, such as call forwarding, call waiting, call conference and caller number identity to a significant number of our fixed line subscribers. These services help increase fixed line usage as they make busy signals and unanswered calls less common. We also offer bundled packages of digifon services, including Digifon Home, Digifon Business, Összhang and Visszhang. The most popular of these packages is the Összhang, which contains five services at a discount price. Összhang package had approximately 265,000 customers by the end of 2006.

Shared Cost/Toll Free Numbers.   The reverse charged numbers (“blue” and “green”) are primarily used by business customers leveraging the service benefits in the course of their business operations. The customer base and the usage volume of this service are stable. In line with international regulations, we ensure the international availability of reverse charged numbers both from fixed line and mobile networks.

Voice-mail.   We offer a voice-mail service including call return and call capture. We also offer voice-mail Short Message Service (“SMS”), which provides an SMS alert to the mobile handset of the customer each time he or she receives a voice-mail message. These services allow better usage of the network, provide convenience to our customers and decrease the ratio of uncompleted calls.

Fixed SMS.   From a fixed line terminal, short text messages can be sent with an SMS-capable telephone and SMS termination is available for every subscriber. If the addressee does not have an SMS-capable telephone, the text message is converted and sent as a voice message. In December 2005, we launched a new platform for the fixed SMS service, resulting in higher service quality. From 2006, our clients are able to send fixed SMS to all domestic fixed and mobile operators’ network. In addition, the increasing number of SMS-capable telephone sets also contributed to our revenue growth in 2006.

Private Branch Exchange (“PBX”) Services.   We offer PBX services through one of our subsidiaries, BCN Rendszerház Kft. (“BCN Kft.”). The vast majority of the leased equipment is digital and meets the demands of developing technologies such as ISDN and digitally enhanced cordless telecommunications.

Directory Assistance.   We offer directory inquiry services. The domestic directory assistance database includes all fixed line and postpaid mobile subscribers’ data in Hungary. We offer a call completion option to subscribers, whereby calls may be connected automatically. We also offer increasingly popular Directory Assistance-Plus (“DA-Plus”) service. DA-Plus offers a wide range of information including Yellow Pages, residential classified advertisements, encyclopedia- and dictionary-based information, recipes, poems, as well as telephone numbers, postal, e-mail and website addresses without any quantity restrictions. The requested information may be provided verbally, by SMS, by e-mail or by fax. The fees for the service are based on per minute usage. We also offer a call completion option to the subscribers of DA-Plus.

Subscribers

The following table sets forth information regarding total fixed access lines and penetration rates in the service areas of Magyar Telekom Plc. and Emitel:

	At December 31,
	2004	2005	2006
Number of fixed lines
Residential lines	2,080,408	1,981,876	1,902,011
Business lines	263,889	248,955	236,019
Public payphones	27,818	22,112	20,517
Total	2,372,115	2,252,943	2,158,547
ISDN channels	530,250	500,696	485,290
Total	2,902,365	2,753,639	2,643,837
Lines installed per 100 residents in the service areas of Magyar Telekom Plc.	37.5	35.6	34.2
Digital exchange capacity as% of Magyar Telekom Plc.’s total exchange capacity	92.9	100	100

Our domestic fixed line subscribers can be classified into two categories: residential customers and business customers, which include our customers in the public sector. As of December 31, 2006, 74 percent of our access lines was utilized by our residential customers and 25 percent by our business customers. The remaining one percent of access lines was used for public payphones.

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

In 2006, we increased the number of price plans to allow customers in different market segments to choose plans that best suit their calling patterns. These price plans also serve as a tool to maintain our customer base in the fully liberalized market as those customers who select us as the operator for every traffic direction (local, long distance and international) receive the highest discounts. In 2005, we introduced flat rate price plans that offer free unlimited calls to customers during a certain period of the day for an additional monthly fee.

As a result of the VAT reduction in January 2006, the consumer prices decreased. At the same time, we decreased the minute fees of the Felező price plan, thus we managed to create an even more attractive product. In May 2006, within the framework of our flat rate program, we introduced offers containing no time limitation on usage. During 2006, the fixed-mobile bundled offers proved to be successful customer retention tools. In November 2006, we developed a price plan with a monthly fee that can be fully offset by call charges. This product (Total price plan) proved to be very successful and generated more than 80,000 subscribers by December 31, 2006. By the end of 2006, Favorit and Felező price plans attracted the highest customer base, with 550,000 and 539,000 subscribers, respectively.

We target business customers attacked by the mobile substitution (especially “fleet” offers) with our business flat rate price plans, which are transparent and easy to budget. It is designed to retain fixed line traffic, to stop the increasing erosion, and to provide an opportunity for the reacquisition of traffic that we lost due to pre-selection. Customers of flat rate price plans can use our network for local, domestic, and long distance calls for a fixed monthly fee. We also offer flat rate price plans with options for mobile, international or LTO calls.

We introduced two products in our new business flat rate portfolio (Grátisz 100, Grátisz 500) as well as optional supplementary price plans for mobile and international flat rate calls. These plans proved to be successful tools for traffic retention in the business segment. At the end of 2006, we had 25,000 subscribers for the Grátisz 500 and 12,000 subscribers for the Grátisz 100 price plans.

Public Telephones

As of December 31, 2006, Magyar Telekom operated 20,517 public payphones. The call charges for calls from public payphones are at a premium to those charged to fixed line subscribers.

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

In June 2000, we introduced the international prepaid calling card, “Barangoló”, which allows customers to make phone calls, including IP-based calls, in 40 countries. This service enables customers to make international calls from touch-tone payphones in Hungary and abroad.

Fees and Charges

The call charge for an international call consists of two elements: a call set-up charge and a traffic charge measured in seconds based on the call’s duration. Although the published prices of our international rates did not change in 2006, the average per minute rates decreased as a result of discounts given in various optional price plans.

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

International Telecommunications Hub

We believe that Hungary is geographically well positioned to serve as a telecommunications gateway between Eastern and Western Europe. We have two state-of-the-art international gateways as well as fiber optic cable connections serving 25 border crossings. These fiber optic cable connections use synchronous digital hierarchy transmission facilities and we have launched our own Dense Wavelength-Division Multiplexing (“DWDM”) backbone network. To increase the utilization of our transmission network, we offer attractive price schedules for dedicated transit services through Hungary. We are DT’s partner in Delivery of Advanced Network Technology to Europe (“DANTE”), which provides transmission paths interconnecting Bucharest (2x622 Mbit/s) and Sofia (2x155 Mbit/s) to the European research and educational network, GEANT through their Budapest node.

We have X.25 links, which are used for packet switched data transmission with 83 international networks. We also have ISDN connections with 50 international networks.

To seize the opportunities presented by the liberalization of the telecommunications market in Romania, we established interconnection arrangements with major Romanian alternative service operators and network service providers to offer transit services to Western Europe. In addition, we use our own point of presence in Austria, which enables us to engage in telephone and Internet business with alternative telecommunications carriers located in Vienna. We provide Internet transit service to several Romanian and Bulgarian ISPs on our two IP PoPs in Romania and high-capacity international Internet transit service on our IP PoPs in Hungary to ISPs in Ukraine and Macedonia.

Internet Services

T-Online Hungary, our fully-owned ISP subsidiary, offers Internet services based on dial-up, ADSL technology as well as access through cable television, Wireless Local Area Network (“WLAN”) and leased lines to provide residential and business customers with narrowband or broadband Internet services at affordable prices.

In 2006, T-Online Hungary increased its subscriber base by 30 percent to 427,000. T-Online Hungary is the largest Internet service provider in Hungary with an estimated 39 percent market share based on the number of dial-up subscribers. The number of T-Online Hungary’s broadband (ADSL, cable television,

WLAN and leased line) customers reached 395,599 as of December 31, 2006 compared to 247,597 a year earlier.

In 2006, the number of Internet users increased significantly. By the end of 2006, approximately 23 percent of Hungarian households were connected to the Internet compared to 19 percent at the end of 2005. T-Online Hungary is committed to accelerating Internet penetration growth and has invested a significant amount of resources to develop attractive and innovative content, such as T-Home TV.

In 2006, T-Online Hungary and Magyar Telekom Plc. introduced an IPTV service. IPTV allows broadcasts to be seen on a television set with a set-top-box over ADSL connection. The new product line offers various interactive contents, such as time-shift function, program-magazine on screen, recording onto the hard disc built in the set-top-box, video library and picture in picture. T-Home TV is available in six large cities in Hungary.

The joint product of T-Com (the residential Line of Business of Magyar Telekom) and T-Online Hungary, Klip offers VoIP services via broadband access. Users of Klip can initiate and receive calls for free via the Internet, to both fixed line and mobile networks. Klip users can also be called from T-Com’s fixed network. The product, launched at the end of 2005, already had more than 58,000 registered users at the end of 2006.

Magyar Telekom ADSL.   ADSL is a continuous, high-speed Internet access service based on the Asymmetric DSL technology. The service offers cost-efficient broadband Internet access together with telephone service over existing copper wires. We sell these services mainly on a wholesale basis to ISPs, which in turn resell the services to residential and small business customers. At the end of 2006, we had contractual relationships with 22 ISPs. In 2006, this service saw a significant growth with the number of ADSL connections reaching 512,810 by December 31, 2006 from 329,314 at December 31, 2005.

In 2006, we implemented an infrastructure expansion project. A large amount of investment was used for the roll-out of broadband Internet. As a result of these steps, over 150 additional settlements were connected to the service in 2006, exceeding 1,000 connected settlements by December 31, 2006.

T-Com ADSL (“T-DSL”).   We offer voice and Internet bundles (T-DSL) for both residential and business costumers. Residential T-DSL price plans contain telephone line with flat voice and a flat Internet access. Our objective is to expand the broadband Internet market aggressively. To support this goal, we launched a free service trial period (Try&Buy ADSL campaign) in 2006. After the free trial period, 49 percent of the customers subscribed for commercial ADSL.

ADSL2+.   On June 1, 2006, we introduced a number of new commercial products based on ADSL2+ technology, providing two broadband packages to the ISP partners with a maximum download bit rate of 12 Mbit/s and 18 Mbit/s, a bit rate much higher than before. ADSL2+ packages were available in 791 settlements by December 31, 2006.

T-Com HotSpot.   T-Com HotSpot is a wireless broadband Internet solution, based on the WiFi technology for public sites (i.e., hotels, conference centers and restaurants). The HotSpot payment methods include T-Com HotSpot prepaid card and subscription packages (HotSpot 180). The T-Com HotSpot service is also available for T-Online Hungary’s Internet access subscribers, for whom the usage fee is paid through T-Online Hungary’s Internet access monthly bill. Customers with a valid T-Mobile HotSpot access identification may also use the T-Com HotSpot service. The HotSpot service is also available online by bank card payment. At the end of 2006, there were 354 public HotSpot sites in operation (113 hotels, 17 T-Ponts and 224 others).

T-Com Open Internet.   T-Com Open Internet is our dial-up Internet service. To use the service, customers do not need to sign a contract or register and no monthly fees need to be paid. The minute fee of the usage is paid on the telephone bill. The low fees, the ease of use and setup make this service an optimal choice for inexperienced Internet users. This dial-up service also provides for us a potential base for broadband migration. At the end of 2006, there were more than 60,000 customers using Open Internet.

Data Transmission and Related Services

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

Flex-Com.   We offer Flex-Com, domestic and international digital leased lines with managed back-up systems that are dedicated to data transmission. The number of Flex-Com connections decreased from 10,289 as of December 31, 2005 to 9,165 lines as of December 31, 2006. However, during the same period the aggregate sum of the bandwidths of the connections has increased by 11.3 percent from 3.46 Gbit/s to 3.85 Gbit/s, which led to higher revenues.

High Speed Leased Line (“HSLL”).   The HSLL service provides permanent, digital, transparent, point-to-point leased line service between service access points (“SAPs”). The connections are established by a service provider according to the needs of its customers. Transmission rates provided by the HSLL service are 2, 34, 45, 140 and 155 Mbit/s. We increased our HSLL connections from 1,355 at December 31, 2005 to 2,493 by December 31, 2006.

As an addition to the HSLL portfolio, we offer a WDM technology-based premium service, Gigalink, which provides leased line service at a higher speed (622 Mbit/s) to business customers and to other service providers. For the Campus backbone network (a link between universities and academic institutions) we offer Gigalink service up to 10 Gbit/s speed.

Datex-P.   We offer Datex-P, a packet-switched data transmission service based on the X.25 protocol. The service provides low to medium speed domestic switched data communications services with international connectivity to business customers. As a result of the proliferation of new technologies, growth in the number of subscribers has stopped. Between 2003 and 2005, our major objectives were to extend the lifecycle of the product, maintain profitability, optimize the network and reduce costs. In 2005, we assessed and commenced migration of customers to other data transmission services. In 2006, we introduced a flat rate price plan and widened the access option by Ethernet interface.

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

IP Complex Plus.   IP Complex Plus is an IP-based Virtual Private Network (“IP-VPN”) service. IP Complex Plus service is offered to retail and wholesale customers having multiple remote sites. This service enables them to establish secure data traffic between sites without the need of setting up “point-to-point” connections between two sites. The development of supplementary services, such as ISDN back-up, integrated voice/data, ADSL/Single-Pair High-Speed Digital Subscriber Line (“SHDSL”) access and dial-up access to IP-VPNs make this product more attractive to a growing number of business customers. In addition to the current function of integrated voice/data service, we provide number portability for our IP Complex Plus customers. Using this new service, customers can use their existing phone numbers within their private network as well. In 2007, we intend to extend our portfolio with new access technologies, which enable our customers to connect to the IP network with a speed up to 1 Gbit/s.

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

System Integration and Information Technology

In June 2006, we acquired one of the leading Hungarian IT companies, KFKI Group with the aim of becoming the leading system integrator in Hungary and we increased our share in T-Systems Hungary to 51 percent on January 1, 2007. As a result of these acquisitions, IT equipment and IT services revenues will represent a significant part of our revenues in the coming years.

We were able to achieve significant increase in the sales of complex ICT solutions, outsourcing and managed services. In cooperation with business partners, we also sell the products and services of our subsidiaries (e.g., BCN, Integris, KFKI) and external market partners (e.g., Cisco) to our customers.

The most successful product was our Outsourcing Business Model. In 2006, we concluded several contracts to provide outsourcing services to our strategic customers (e.g., Budapest Bank, Inter-Európa Bank, Allianz, E.ON). In addition, we experienced high customer demand in the sales of IP telephony, complex solutions, flat rate price plans and bandwidth expansion. The set-up of low current systems and the sales of IT solutions also showed a significant increase. The most important project in this field related to the Electronic Government Backbone Network (“EKG”).

E-Learning.   We provide e-learning solutions for employees or private individuals via Internet and private networks (LAN, Intranet, etc.). This service proved to be a cost efficient solution for both the training organization and the user.

E-Municipality.   Our aim is to establish electronic governments that support information access, provide Internet-based public administration, create an open and transparent public sphere and support competitiveness through efficient village marketing. This solution includes both IT hardware and software elements as well as ICT applications combined with project management.

“Távszámla” (Electronic Bill Presentment and Payment).   This service replaces the use of paper-based invoices, as it connects the invoice issuer and the invoice payer via Internet. The system includes the presentment and the payment solution for invoices. For all these functions, the users need only a PC with Internet access. After a successful registration, the invoices can be viewed and paid immediately. In addition to telephone, Internet, mobile and cable TV invoices issued by Magyar Telekom, “Távszámla” became available for E.ON customers in 2006.

Public Administration e-Signature.   The Public Administration Procedure Act, which came into effect on November 1, 2005, provides the facility to use e-Signature (tax return submission, passport requests, etc.) and stipulates extra demand for the authentication services. In 2006, we improved our certified e-Signature service and introduced it to the government authority. NHH audited and assessed us as a certified authentication service provider from March 20, 2007.

rEDInet.   This service allows editing of business documents electronically, quickly, accurately, remotely and with full security. The technology behind the Electronic Data Interchange (“EDI”) service is used worldwide. We also provide professional training and consultation services to the users of our rEDInet service. The rEDInet offers EDI service for the Hungarian Fast Moving Consumer Goods (“FMCG”) sector and for suppliers of European car factories. In recent years, the growth of the traditional EDI market has slowed down in terms of new participants, but the number and type of transferred messages are growing. Further growth will be realized with the introduction of e-invoice solutions and Internet-based services with lower costs. E-invoicing is supported by the approved regulation of EDI-based invoices. The Internet-based solution allows customers of the Small Office/Home Office (“SOHO”) and Small and Medium size Enterprises (“SME”) segment without IT background to become a member of the electronic trading community. For our customers and other service providers we introduced Virtual Private Network (“VPN”) access via Internet.

Managed Services.   In 2006, we introduced the Managed Services portfolio with three pillars. Depending on the success of the current portfolio, we intend to develop the Managed Desktop as the fourth pillar.

•       Managed Voice.   The Managed Voice service provides a solution for turn-key VPN development and operation as well as voice traffic based on the data infrastructure of our partners. The service is based on the operation of a full infrastructure specifically created for this purpose, including integrated data and voice transmission via MultiProtocol Label Switching (“MPLS”) network to forward IP-packet information and connections with public networks. In addition to using the Managed LAN service, this solution enables the comprehensive management of all network elements.

•       Managed LAN.   The Managed LAN service is a provisioning and support solution that manages data lines and the connected local networks. Within the framework of the solution we also provide local network infrastructure development and operation as well as continuous supervision with national coverage and proactive fault repair in order to help our customers in their network management related tasks.

•       Managed Security.   The Managed Security service includes the development and operation of the protection of IT infrastructure through local or centralized supervision. This service covers the Internet access and the related local networks’ comprehensive protection systems. It is able to guarantee continuous and undisturbed data communication, uninterrupted and authorized access and the enforcement of the corporate security policy and rules of operation.

Multimedia

Our cable television (“CATV”) group consists of two entities providing various cable television services in Hungary. The larger entity is T-Kábel Hungary, which began providing cable television services on January 1, 1999.

Through network development and acquisitions, our CATV group significantly increased its number of cable television customers during the past years. We are the second largest cable television provider in Hungary with a market share of about 19 percent. The growth of subscribers has slowed down in the past two years. The CATV group had approximately 414,000 subscribers as of December 31, 2006 compared to approximately 404,000 a year earlier.

T-Kábel Hungary offers 45 analog television channels in three program packages and 17 radio stations in most of its networks. Premium digital television services are available in the product portfolio since December 2005. As of December 31, 2006 more than 13,000 packages were subscribed to from the 31 digital channels offered in 11 mini program packages. At the end of 2006, T-Kábel Hungary also launched digital simulcast of television channels of two of its three analog program packages in Budapest and in its vicinity.

Our CATV firms—in cooperation with ISPs—offer broadband Internet services. Partly due to the enlargement of the area with bidirectional data transmission network capability, the number of broadband Internet subscribers through our cable television networks substantially increased to approximately 63,000 on December 31, 2006 compared to 29,000 a year earlier. During 2006, T-Kábel Hungary more than doubled the number of its VoIP service (Kábeltel) customers to over 28,000 subscribers as of December 31, 2006.

T-Kábel Hungary’s cable television activities benefit from our long-term relationship with the customers, our thorough market knowledge as well as our strong brand name, and further synergies have been mutually utilized. Our main goals in this area are to increase market share through acquisitions, to connect new customers in the existing service areas, to broaden the product portfolio, to improve the quality of and further extend the enhanced technical capabilities of the networks, to enlarge the coverage of triple-play offering capabilities and to increase Average Revenue per User (“ARPU”).

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

The telecommunications equipment sector is highly competitive and characterized by rapid technological innovation. We believe that the supply and service of telecommunications equipment are integral element of a full service telecommunications provider and are necessary for the expansion of our customer base. In addition, these activities allow to ensure that technologically advanced equipment required for new services is available in Hungary.

Other Revenues

Other revenues include construction, maintenance, rental, wholesale infrastructure services and other miscellaneous revenues.

We construct fixed line telecommunications networks and offer network maintenance services to other telecommunications operators in Hungary. These construction and maintenance services are ancillary to the construction and maintenance of our networks.

Magyar RTL Televízió ZRt. (“M-RTL”) is a Hungarian television broadcast company, in which Magyar Telekom has a 25 percent effective share through a holding company, IKO-Telekom Média Holding ZRt. M-RTL is entitled to provide commercial television programs but not to engage in broadcast diffusion or distribution activities. M-RTL has a concession for a period of ten years with an option for a five-year extension. The Program Provision Agreement was signed on July 9, 1997, being the starting date of the license. On July 20, 2005, M-RTL has extended the license for an additional five years which will be effective from July 10, 2007. M-RTL operates a channel under a brand name, RTL KLUB.

Since its launch in 1997, RTL KLUB has rapidly established a strong position in Hungary’s television market, being the market leader for the last six years. Market share among the targeted age 18-49 audience remained stable, 29 percent in 2006 compared to 31 percent in 2005 for the whole day and 34 percent in 2006 compared to 37 percent in 2005 for the prime-time (between 7 and 11 p.m.). M-RTL has successfully converted its leading audience result into television advertising market share.

RTL KLUB seeks to maintain and increase audience share through investing in local productions, as well as successful internationally licensed programs, and through its continued long-term relationships with major film distributors, including Warner Brothers, Fox, Buena Vista and Columbia. M-RTL is strategically concentrating on sport events, such as Formula One races, Paris-Dakar rally and boxing.

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

Subscribers

The following table sets forth information regarding the total fixed access lines and penetration rates of Maktel:

	At December 31,
	2004	2005	2006
Number of fixed lines
Residential lines	524,722	467,559	430,082
Business lines	56,329	48,252	42,780
Public payphones	2,725	2,063	2,087
Total	583,776	517,874	474,979
ISDN channels	42,082	41,262	42,200
Total	625,858	559,136	517,149
Lines installed per 100 residents in the service areas of Maktel	29.0	26.0	23.9
Digital exchange capacity as% of Maktel’s total exchange capacity	100	100	100

Maktel has a 94 percent market share in the Macedonian Internet market. The number of Internet subscribers is gradually increasing. Maktel provides Internet access via the public switched telephone network, leased lines and ADSL. By the end of 2006, Maktel had 125,699 Internet customers, including 16,462 ADSL connections compared to 91,865 Internet customers, including 7,798 ADSL connections at the end of 2005.

Historically Maktel, like government-owned operators in other countries, maintained relatively low domestic charges and high rates for international calls. Since November 1999, however, Maktel has been gradually rebalancing its rates. International rates are expected to decrease further, bringing them in line with the EU standards. Local rates and basic access charges are expected to increase.

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

For the past three years, Crnogorski Telekom’s major operational goals were to digitalize the fixed line network and to increase the number of subscribers and access to broadband services. The digitalization rate reached nearly 100 percent by the end of 2006.

On June 26, 2006 the Shareholders Assembly of Telekom Montenegro approved the proposal of the Board of Directors to adopt the “T” brand in the Montenegrin market. On September 26, 2006, the fixed line operations became T-Com Crna Gora (“T-Com CG”) and the mobile business changed its name to T-Mobile Crna Gora (“T-Mobile CG”), while the fixed line parent company and the group was renamed to Crnogorski Telekom.

Subscribers

The following table summarizes key operational information of Crnogorski Telekom:

	At December 31,
	2004	2005	2006
Number of fixed lines
Analog lines	n.a.	175,122	173,248
ISDN channels	n.a.	18,750	21,288
Total	n.a.	193,872	194,536
Lines installed per 100 residents in the service areas of Crnogorski Telekom	n.a.	31.2	31.4
Digital exchange capacity as% of Crnogorski Telekom’s total exchange capacity	n.a.	99.9	99.9

Through its wholly-owned subsidiary, Internet Crna Gora, Crnogorski Telekom has a 98 percent market share in the Montenegrin Internet market. Internet Crna Gora, in cooperation with Crnogorski Telekom, is the sole provider of ADSL in Montenegro. The time spent on dial-up Internet shows erosion, due to ADSL substitution and increase in dial-up tariffs in January 2006, while the number of active customers is stable. Internet access is provided via the public switched telephone network, leased lines and ADSL. Crnogorski Telekom group had 25,669 active dial-up Internet customers by the end of 2006. Crnogorski Telekom increased the number of ADSL customers from 1,085 at the end of 2005 to 6,639 at the end of 2006.

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

In order to improve efficiency, in June 2005, Crnogorski Telekom offered severance packages for employees leaving voluntarily with the goal of reducing Crnogorski Telekom work force by approximately 250. This program was successfully completed by the year-end significantly reducing Crnogorski Telekom’s labor costs. By the end of 2006, Crnogorski Telekom set up a “technological surplus” program which identified approximately further 270 employees to be made redundant in 2007. The program was agreed upon with the trade unions of Crnogorski Telekom.

MOBILE TELECOMMUNICATIONS SERVICES SEGMENT

Our mobile telecommunications services generated revenues of HUF 349,566 million in 2006 before inter-segment eliminations.

Hungarian Mobile Operations

We provided mobile telecommunications services in Hungary through our wholly-owned subsidiary, TMH (previously: Westel Mobil Távközlési Rt., “Westel”) prior to the merger of Magyar Telekom and TMH, which is described below.

As of December 31, 2006, TMH accounted for an estimated 44.5 percent of the total Hungarian mobile market in terms of subscribers based on the number of active Subscriber Identity Module (“SIM”) cards. The penetration rate of mobile telephone services in Hungary increased from 86.4 percent at December 31, 2004 to 99.0 percent at December 31, 2006.

On October 6, 2005, in line with Magyar Telekom’s medium-term strategy announced in 2004, Magyar Telekom’s Board of Directors made a proposal for the merger of Magyar Telekom and TMH. On December 20, 2005, Magyar Telekom’s Extraordinary General Meeting approved the decision on the merger of the two companies.

The court registration of the merger took place on February 28, 2006. From March 1, 2006, Magyar Telekom is the legal successor of TMH. TMH continues its operations within Magyar Telekom under an independent brand and as an independent business segment.

In 2006, TMH was the first mobile operator in Hungary to launch HSDPA service. TMH also launched new data products, like web’n’walk and mobile Internet-based on HSDPA. TMH reached 30.3 percent HSDPA coverage based on population, which is a quite significant achievement in this short period.

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

The roll-out of EDR has started in 2006. Under the terms of the agreement the government will pay us annual payments of HUF 9.3 billion starting in 2007 for nine years.

In 2006, TMH continued to enhance its non-voice service portfolio, introduced several new products, increased the penetration and usage of the existing products and extended the access of some of its domestic products abroad:

•       International roaming service was available for TMH subscribers on 373 networks in 173 countries as of December 31, 2006, of which 164 networks in 89 countries were available for prepaid customers. At the end of 2006, customers could use 161 General Packet Radio Service (“GPRS”) networks in 86 countries.

•       In line with the increase in the number of MMS-capable handsets in the market, TMH experienced a boost in MMS penetration and traffic. The number of mobile-originated MMSs in 2006 was 20.2 percent higher than in 2005.

•       TMH started to sell laptops with data cards in the second half of 2006, which boosted data revenue and traffic. TMH reached 20.8 percent of its postpaid customer base with data service and expects further increase in data penetration and traffic. Packet switched traffic was four times larger than in 2005.

•       In 2006, TMH launched WLAN service (Internet Fix) in 120 small settlements where there’s no or not sufficient broadband coverage. The international WLAN roaming service became available in seven European countries and additionally in T-Mobile US’ mobile network for TMH’s subscribers in 2006.

•       TMH widened its digital contents on t-zones WAP, web and 3G portal. TMH’s t-zones WAP portal offers news, chat and downloadable content (e.g., logos, ring-tones, Java games). The popularity of this portal grew continuously during 2006 and the daily average number of visitors reached 45,000 to 50,000. TMH’s special t-zones portal for 3G customers contains mainly multimedia contents, such as on-line streaming, music and traffic monitors. News, sports, weather and other contents are available via InfoSMS and InfoMMS as well.

•       Premium-rate SMS and premium voice traffic were substantial in 2006. TMH is able to provide premium-rate services—voice and SMS—on the same number, which is a competitive advantage in this field.

•       The web’n’walk service ensures the access to the Internet on mobile phones for TMH postpaid customers from June 1, 2006. In addition to Internet browsing, customers have the opportunity to download wide range of contents, such as Java games, ring tones, videos and to enjoy Mobile TV service.

•       In 2006, TMH significantly widened the range of products that can be purchased by WAP or SMS. Using mobile purchase service, customers can buy various products and services offered by TMH and third-party vendors. We experienced a strong growth in sales of products such as parking tickets, lottery and highway fees. We believe that mobile purchasing has a great potential for further growth.

•       For corporate customers TMH offers a full range of telecommunications solutions. In 2006, the total corporate non-voice revenue was 25 percent higher than in 2005. The most successful services are Corporate LAN Access and Bulk SMS in the corporate segment.

•       Electronic top-up services are available at many Automatic Teller Machines (“ATMs”), petrol stations, Internet-banks, Telebanks and Mobilbank. In 2006, the number of electronic top-up outlets increased significantly. The share of electronic top-up increased, reaching 60 percent by the end of 2006.

Subscribers.   The number of TMH subscribers has been growing over the past three years. The table below sets forth information concerning the number of TMH subscribers at the dates indicated:

	At December 31,
	2004	2005	2006
Number of subscribers
Postpaid subscribers	1,163,483	1,323,814	1,545,115
Prepaid subscribers	2,868,562	2,870,041	2,886,021
Total subscribers	4,032,045	4,193,855	4,431,136
Average monthly Minutes of Use (“MOU”) per subscriber	115	127	142
Churn ratio (%)
Postpaid subscribers	11.9	10.4	9.9
Prepaid subscribers	17.4	22.0	21.9
Total subscribers	15.9	18.5	17.9
Average monthly Revenue per User in HUF
Postpaid subscribers	11,712	10,838	9,849
Prepaid subscribers	2,352	2,239	2,300
Total subscribers	4,892	4,832	4,800
Mobile penetration in Hungary (%)	86.4	92.4	99.0
TMH’s market share (%)	46.2	45.0	44.5

The increase in the number of TMH subscribers since December 31, 2004 is attributable to a number of factors, including the expansion of mobile broadband services. Though the market is slowly reaching a saturation level, in 2006 total growth rate exceeded previous year’s results due to significant growth in the postpaid segment.

According to NCA, as of December 31, 2006, TMH had a 44.5 percent market share of the mobile services market in Hungary in terms of subscriber base.

Traffic.   TMH’s average traffic per subscriber is comparable to other European countries and was at a blended level of 142 minutes in 2006. Average traffic per subscriber has increased over 2005 as a result of successful tariff plans targeting both postpaid and prepaid segment.

Rates.   Since January 1998, mobile subscriber rates have been deregulated, and carriers have had the freedom to set the level of fee components (i.e., connection fee, subscription charge and traffic charges).

TMH charges subscribers a one-time connection fee, monthly subscription charges, event charges and time-based traffic charges. Customers using prepaid cards do not pay monthly subscription charges (but in case of some price plans monthly recurring fees do exist). TMH does not charge subscribers for incoming calls, other than calls received while roaming. TMH receives payments from other telecommunications service providers for terminating calls on its network. TMH maintained the widest range of price plans and successfully introduced additional plans in 2006 to acquire new subscribers and develop loyalty.

TMH faced intense price-based competition in 2006. Competitors waged various campaigns, including introduction of new price plans and products, to win over TMH’s subscribers. TMH responded to the competitors with its own new tariff initiatives across all of the subscriber segments.

International Mobile Operations

Macedonian Mobile Operations

On February 28, 2006 the Shareholders Assembly of Mobimak approved the rebranding of Mobimak to T-Mobile Macedonia AD Skopje. The rebranding was completed in September 2006.

Our Macedonian mobile services provider, T-Mobile Macedonia, experienced significant growth in 2006.

T-Mobile Macedonia is the leading mobile operator in Macedonia, dedicated to providing up-to-date technologies and advanced service offerings, commensurate to the highest technological and service standard of the T-Mobile group.

By the end of 2006, T-Mobile Macedonia had expanded its customer base from 877,142 at the end of 2005 to 944,530, despite the competitive market environment. The principal activities of T-Mobile Macedonia’s operations are digital mobile telephone services based on the GSM technology and non-voice services such as SMS, MMS and GPRS. T-Mobile Macedonia also provides GSM phase2+ data and facsimile transmission services, mobile Internet and a number of other content services. The Macedonian market is very price sensitive. We offer various promotions and incentives to encourage use of our services.

The number of T-Mobile Macedonia customers has grown significantly over the past three years. The table below sets forth information concerning the number of T-Mobile Macedonia subscribers at the dates indicated:

	At December 31,
	2004	2005	2006
Number of subscribers
Postpaid subscribers	118,862	139,367	177,311
Prepaid subscribers	633,600	737,775	767,219
Total subscribers	752,462	877,142	944,530
Average monthly Minutes of Use per subscriber	66	63	72
Average monthly Revenue per User in HUF	3,804	3,065	3,206
Mobile penetration in Macedonia (%)	48.1	61.3	68.2
T-Mobile Macedonia’s market share (%)	76.3	69.2	66.7

The increase in the number of T-Mobile Macedonia subscribers in the last three years is attributable to a number of factors, including reductions in handset prices and call charges in real terms, successful marketing campaigns and the introduction of installment purchase plans.

As of December 31, 2006, T-Mobile Macedonia had a 66.7 percent market share in the Macedonian mobile telecommunications market in terms of subscribers. The mobile penetration rate is still growing, though at a smaller extent than in 2005.

T-Mobile Macedonia’s business is affected by seasonal factors, with a general increase in roaming revenues during the third calendar quarter of each year due to the summer holidays and increased sales of products and services during the fourth quarter due to Christmas purchases.

Montenegrin Mobile Operations

Following the shareholders’ decision on introducing the “T-brands” in Montenegro, on September 26, 2006, Monet changed its name to T-Mobile Crna Gora and markets its services under the brand “T-Mobile”.

Our Montenegrin mobile services provider, T-Mobile Crna Gora, experienced significant growth in 2006.

T-Mobile Crna Gora is the second largest mobile operator in Montenegro in terms of number of subscribers. Since its inception in 2000, it has dedicated itself to offering innovative and advanced services to the Montenegrin market and has been experiencing dynamic growth.

The main activities of T-Mobile Crna Gora’s operations are digital mobile telephone services based on the GSM technology and non-voice services, such as SMS, MMS and GPRS. T-Mobile Crna Gora actively employs various promotions and incentives to encourage use of its services. In 2006, T-Mobile Crna Gora made significant investments in its network and core systems to ensure sufficient capacity, maintain competitive service level, as well as to extend its service portfolio. In addition to a variety of service packages, T-Mobile Crna Gora offers WAP, MMS, content SMS and premium-rate SMS services. After the commercial introduction of GPRS in 2004, T-Mobile Crna Gora continued the expansion of its services by launching EDGE in 2005.

The table below summarizes the key operational statistical figures of T-Mobile Crna Gora:

	At December 31,
	2004	2005	2006
Number of subscribers
Postpaid subscribers	n.a.	31,212	48,252
Prepaid subscribers	n.a.	176,882	283,364
Total subscribers	n.a.	208,094	331,616
Average monthly Minutes of Use per subscriber	n.a.	127	127
Average monthly Revenue per User in HUF	n.a.	3,745	3,858
Mobile penetration in Montenegro (%)	n.a.	78.6	129.8
T-Mobile Crna Gora’s market share (%)	n.a.	42.7	41.2

T-Mobile Crna Gora’s operations, customer base and revenues are significantly affected by seasonal factors. In summer, there is a significant subscriber and revenue growth attributable to tourists who visit the Montenegrin seaside. In 2006, the penetration level in the summer season reached almost 110 percent, as many tourists purchased prepaid cards, and these seasonal subscribers churned out in the fourth quarter. In 2006, this drop in customer base in the last quarter was mitigated by the change of prepaid offer by T-Mobile Crna Gora in October 2006. In order to meet the competitor’s offer, prepaid voucher lifecycles (i.e. access to the service) were extended from the earlier three months to 11 months.

In November 2006, the Agency of Telecommunications launched a 3G tender for the Montenegrin mobile market for service licenses to be distributed in the first quarter of 2007. T-Mobile Crna Gora won one of the licenses.

MARKETING AND DISTRIBUTION

Hungarian Fixed Line Operations

One year after the rebranding, our main strategic objectives focused on the development of customer relationship, the enhancement of the customer experience, the revenue maximization, the expansion of the number of broadband accesses as well as the start of mobile integration.

In the Hungarian fixed line segment competition became fiercer and the range of services became significantly wider in 2006. The CATV providers expanded their operations, for example by introducing triple-play services. In addition, fixed line competitors offered local loop unbundling and number porting services. Due to these factors and mobile substitution, the number of Magyar Telekom’s fixed access lines decreased by 4.0 percent by December 31, 2006, compared to a year earlier.

We consider the retention of the fixed line user base and the decrease of the customer churn to be one of our key objectives. We intend to prevent line churn with active and preventive measures, including favorable offers and targeted customer contact. In addition, we further intensify our access line sales activities. In 2006, we significantly increased our broadband customer base.

In 2006, the MOU of our residential customers increased by 15.6 percent, driven primarily by our price plans offering unlimited calls for a fixed monthly fee. The number of our flat rate customers grew significantly in 2006 and reached 630,000 by the end of the year.

In 2006, we continued to expand the selection of price plans available with pre-selection on the service areas of other fixed line service providers. In line with our strategic objectives, the portfolio of our pre-selection price plans was broadened and customers were gradually migrated from the call-by-call price plans to pre-selection schemes. As a result of the new offers and our intensive sales activity, almost 134,000 users on the service area of our competitors registered to use our services by the end of 2006.

In 2006, we continuously worked on integrating our services with TMH products to make them available from one place, in one package and at the lowest possible rates.

In 2006, our retail stores were gradually converted into integrated T-Ponts, where both fixed line and mobile services are available. The development of a unified T-Pont shop network started in January 2006 and was finished at the end of 2006.

TOP 3600 key accounts are served by qualified personal account managers. In 2006, we implemented joint account management with TMH and from 2007 we plan to assign single contact customer relationship managers with KFKI and T-Systems Hungary as well.

In the area of improving customer satisfaction one of the key programs of 2006 was the “Quality for our customers!” initiative. This is a comprehensive, service quality assurance program that aims at the improvement of the customer relations, the continuous development of our services and the maintenance of our competitiveness. As part of the program, public commitments and customer service standards were formulated by the subsidiaries of Magyar Telekom. As a result of these efforts, customer satisfaction significantly improved in 2006.

International Fixed Line Operations

Macedonian Fixed Line Operations

After the market liberalization in 2006, the new fixed line service providers (26 in total) started their operation by offering international outgoing calls via prepaid cards. Maktel responded with fee adjustments for international calls, special price plans (“Partner Country”, “Favorite Country”) and launched co-branded prepaid cards. As a result, Maktel lost only a small market share in the international outgoing voice traffic.

Several sales campaigns launched in 2006 increased the number of ADSL connections. Maktel also launched several new ADSL products to cover different customer segments and to compete with low priced CATV offers. In addition, in the last quarter of 2006, the “PC+ADSL” campaign was launched to extend PC penetration and broadband Internet usage in Macedonia.

Aggressive marketing and sales approach combined with wide territory coverage, fast provisioning time and high service reliability, supported by strong image campaign, allowed Maktel to retain the dominant position on the Internet market and strengthen the position of ADSL as premium quality service for broadband access to Internet. In 2006, Maktel doubled the number of broadband ADSL users compared to the end of 2005.

In 2006, Maktel continued to develop business solutions for the corporate market including video surveillance and bundled equipment and services offers.

Montenegrin Fixed Line Operations

In 2006, the main focus of our marketing activities in our Montenegrin fixed line operations was to increase ADSL sales. In order to profit from the market dominance of Crnogorski Telekom and to stimulate growth of non-voice revenues, several promotions have been implemented. The ADSL subscriber base has grown more than sixfold. Substantial growth could be still achieved in the dial-up Internet segment by adapting the tariff portfolio and introducing postpaid dial-up Internet access.

On September 26, 2006 the old brand “Telekom Crna Gora” has been replaced by “T-Com”. This gives a new appeal to the fixed line operations of being more modern, international, quality-focused and customer-oriented. The first product introductions under the new brand have been a new ADSL entry-level price plan and a voice weekend price plan, the latter with the goal of improving price perception and stimulating fixed voice usage. To prevent erosion of fixed line connections, the weekend price plan offers segment specific conditions for second home owners.

Montenegrin fixed voice tariffs are still “unbalanced” by international standards, i.e. access and local call fees are relatively low, whereas international call rates are rather high, opening the door for alternative providers like international VoIP carriers. For historical reasons, business customers are paying higher fees than residential customers. There is a general rebalancing roadmap agreed upon with the regulatory agency.

Hungarian Mobile Operations

In 2006, the Hungarian mobile market reached a 99.0 percent penetration rate, which is comparable to the average level in Western European countries. The growth in mobile market increased as compared to previous years. The Hungarian mobile market is highly competitive and dominated by three mobile network operators: TMH, Pannon and Vodafone. Due to the very high penetration level, our focus has moved from acquisition to retention. In case of our new service, EDR, we are already working on introducing new services for the EDR users (e.g. Automatic Vehicle Location).

At T-Mobile International Group, focus areas and corresponding key performance indicators have been defined for the key pillars of our strategy:

•       Customer centricity;

•       Superior network experience; and

•       Operational excellence.

This provides the strategic framework for the local organizations. Each local company has translated these focus areas into concrete “BIG X” programs which outline the direction and define the strategic goals for 2006, taking local priorities into account.

At TMH the “Big7” program consisted of the following items:

•       Build T-Mobile brand and be an advocate for it;

•       Launch fixed-mobile products and stabilize mobile market share;

•       “Best-in-class” service culture;

•       Grow service revenue focusing on high value customers;

•       Exploit mobile data/Internet;

•       Network leadership; and

•       Number one in HSDPA going commercial.

2006 was a very successful year for TMH in all of our strategic areas:

Build T-Mobile brand and be an advocate for it

We work continuously to strengthen our brand and build our brand values—reliability, simplicity, inspiration; adding “value for money” in Hungary. Our efforts have maintained the aided brand awareness at nearly 100 percent, whereas the spontaneous brand awareness was higher than 80 percent during the whole year.

Launch fixed-mobile products and stabilize mobile market share

After the announcement of the merger, TMH has developed fixed-mobile bundled offers as one of the first tangible benefits of the integration. The first offer, Vica-Versa price plan was re-launched at the end of 2006 offering free calls between maximum four mobile and a fixed number for a monthly fee of HUF 890 per subscription. In addition to this offer, other trial bundled products were also offered. These and the mobile-only services and price plans helped TMH to stabilize its market share. Domino Aktív, Kameleon and the Relax price plans were especially successful.

“Best-in-class” service culture

According to measurement developed by T-Mobile International Group, TMH has succeeded in reaching a higher than market average promoter score.

Grow service revenue focusing on high value customers

The active customer portfolio management facilitated the increase in value of our customer base. Our main targets were the followings:

•       Develop services based on value and needs of customers;

•       Differentiate service levels based on the value of customers; and

•       Enhance effectiveness of communication via CRM and campaign management tools.

Exploit mobile data/Internet

Non-voice and content services are playing an increasingly important role in the mobile market. All providers strengthened their non-voice services in 2006. TMH is the first mobile operator in Hungary to launch HSDPA. By the end of 2006, TMH subscribers equipped with the latest net-card could already use the Internet with a download speed of 3.6 Mbit/s in 23 cities. In 2007, this speed is expected to increase up to 7.2 Mbit/s in Budapest.

Network leadership

Not only the objective Key Performance Indicators showed excellence in regards to the network, but our customers judged TMH’s network to be of very high quality during the whole year.

Number one in HSDPA going commercial

In 2006, TMH launched its fast commercial mobile Internet service, HSDPA, in the internal districts of Budapest. The network allows 3.6 Mbit/s downlink speed, however most of the currently available mobile phonesets support only 1.8 Mbit/s. HSDPA may contribute to the fast diffusion of broadband mobile Internet access.

Distribution

As a consequence of the merger of Magyar Telekom and TMH, the direct shop networks of T-Mobile and T-Com have been integrated during 2006. As a result of the functional and organizational integration, by September 2006, Magyar Telekom had a shop network offering the entire product and service portfolio (T-Com, T-Mobile, T-Online and T-Kábel products and services). The main objective of the integrated T-Pont network is to leverage group level potentials for cross-selling, retention, and customer satisfaction.

Before the integration, TMH’s strong direct distribution network consisted of 36 stores, whereas T-Com had 18 direct shops (T-Ponts). The integration process resulted in an optimized direct shop network consisting of 47 integrated T-Pont shops by the end of 2006. All 47 shops provide full-scale sales and customer service in case of all related lines of business. Full-scale mobile handset repair service is provided in 27 shops. 12 T-Ponts are located in Budapest and the other 35 in regional centers. During 2006, 20 shops have been fully and 13 have been partially refurbished according to the T-Pont design. The full refurbishments of the remaining shops continue in 2007.

TMH also has a department dedicated to major accounts. This department consists of 86 sales representatives and serves major accounts on the segment basis. Our customers can also purchase TMH products on our on-line shop.

TMH also distributes its products and services through indirect sales partners. At the end of 2006, TMH had 211 full-scale T-Mobile indirect shops nationwide that provide the full product portfolio for the customers. From January 1, 2006 all T-Mobile Partners (211 full-scale shops) have access to the CRM system. 91 of the T-Mobile shops also provide customer care with access to the central customer database.

From April 1, 2006 within the frames of the shop integration project, TMH took over the management control of the T-Com partner shop network as well. At the end of 2006, this network consisted of 77 T-Com partners, of which 49 are T-Mobile partners, too. There are three contracted partners selling mobile data products. TMH also sells its prepaid products (e.g., prepaid SIM packages, plastic top-up cards, on-line top-up) through major Hungarian retail channels. Prepaid products are available in 10,542 sales points nationwide (including 7,967 shops where on-line top-up is available).

International Mobile Operations

Macedonian Mobile Operations

In September 2006, Mobimak changed its name to T-Mobile Macedonia and became a member of the T-Mobile family. To sustain its primary position in the country, T-Mobile Macedonia has developed a wide range of services and price plans for prepaid, postpaid and business customers. With the rebranding, T-Mobile Macedonia introduced new tariff models for all segments, launched a prepaid loyalty program and carried out a number of innovative promotions.

Marketing based on customer data is widely used to build strong customer relationships. Loyalty schemes and handset upgrade programs are also used to improve customer satisfaction and reduce customer churn rate.

Montenegrin Mobile Operations

In Montenegro, the brands of Monet and later T-Mobile Crna Gora are generally perceived as customer-oriented, with strong sense of customers’ communications needs. Under the new T-Mobile brand, the brand values include higher international competence and higher quality standards.

In order to have a successful brand introduction and to increase market share, new offers have been quickly introduced to the market. At first, a whole portfolio of new postpaid price plans (“Smart”) targeted at the residential segment has been introduced in October 2006, accompanied by a strong handset campaign. Minimum contract durations and handset subsidies differentiated by contract value have been introduced. Secondly, a strong promotion followed in November 2006 for the prepaid segment.

In line with the introduction of the new brand, nine shops (“T-Centars”) have been opened in major towns, setting a new benchmark in shop design for Montenegro. These are accompanied by a network of 16 exclusive Partner Shops which use a similar design to the own shops. Both types of outlets provide a permanent portfolio of handsets and the full range of services for new and existing customers. In addition, there are 1,600 contracted Points of Sale for prepaid vouchers and SIM cards.

COMPETITION

Hungarian Fixed Line Operations

In 2006, despite the increased competition, we managed to retain our leading position in the voice services market with 80 percent market share at the end of the year. Similarly to the prior years, mobile carriers still remain our largest competitors. In addition to the fierce competition triggered by mobile carriers, new market entrants provide public fixed voice telephony services by unbundling local loops. Competitors include mobile telecommunications providers, other LTOs, alternative service providers (e.g., Tele2, PanTel) and cable television service providers.

Mobile penetration reached 99.0 percent by the end of 2006, which not only led to intense competition on the mobile telecommunications market, but also affected the fixed line telephone market. This near-saturation level has led mobile carriers to offer residential and business customers more and more competitive packages and lower prices in an effort to win fixed line customers. In 2006, the main reason for fixed line churn was mobile substitution.

New alternative service providers were able to enter the voice and broadband services market in 2006 due to the unbundling of local loops. As the obstacles imposed by technology disappeared, every major competitor (alternative service provider, ISP, CATV) is able to become a triple-play provider. This trend is expected to largely influence the telecommunications trends and competition on the Hungarian market in the following years.

In our service areas, a number of carriers (Tele2, GTS Datanet, eTel, Invitel, PanTel, British Telecom and Monortel) offer pre-selection and call-by-call services and were able to attract some of our customers. Our competitors’ voice minute tariffs are decreasing, and they also provide significant discounts from the monthly fee of their services. We also offer similar price plans and are successful in attracting new customers from LTO areas. In the government and public administration sector, we could successfully attack our competitors’ low prices with the discounts we provide due to the high volume of the EKG frame contracts.

In 2006, Tele2 expanded its service portfolio (flat rate price plans and dial-up Internet access), and introduced various promotions. Tele2 mainly focuses on the residential market. It competes on the basis of simple and low pricing structure, aggressive marketing and innovative sales channels. However, we responded to the challenge posed by Tele2 with attractive price plans, and we believe that we have successfully limited Tele2’s expansion.

In 2004, cable television providers also entered the voice market with triple-play offers, consisting of voice telephone services, Internet access and cable television. The main advantages of the triple-play offers are free calls within the network, low monthly fee and one-stop shopping. Our largest cable television competitor is UPC. In 2006, triple-play offers had significant impact on the fixed line telephone competition.

On the Internet market, we could keep our leading position with the continuous, intense increase of the number of ADSL lines.

We have several competitors in the IT market as well, including Siemens, Synergon and Humansoft. Smaller, but very efficient and flexible service providers also proved to be strong competitors in system and network integration market. In 2007, together with KFKI Group and T-Systems Hungary, we expect to be able to react more efficiently to the challenge posed by our competitors.

International Fixed Line Operations

Macedonian Fixed Line Operations

On January 1, 2005, Maktel’s exclusive rights to provide fixed line telephone services expired, but as a result of the delay in implementation of the new regulatory framework, competition from other fixed line service providers started only in February 2007. Maktel, however, faced indirect competition earlier from mobile service providers and, to a limited extent, from VoIP providers.

Starting from the second quarter of 2006, Maktel opened its network for alternative VoIP service providers of international outgoing calls. By the end of 2006, Maktel has concluded 26 ISDN-based commercial Network Access Agreements with alternative VoIP service providers.

On November 15, 2006, Maktel signed its first Reference Interconnection Offer (“RIO”)-based interconnection agreement with OnNet, an alternative fixed line network operator. OnNet launched its long distance, fix to mobile and international services in February 2007. The second interconnection agreement was concluded with Akton in December 2006. In March 2007, Akton started to provide international termination services. As a result, Maktel will face direct competition in its fixed line business from the first quarter of 2007. OnNet has already requested Local Loop Unbundling services from Maktel based on the approved unbundling reference offer (“MATERUO”). OnNet has requested only fully unbundled access to the local loop.

Maktel is the leading provider of leased line services and data transmission services. CATV and other wireless operators have built their own networks and are also capable to offer data transmission services, transmission capacity and various broadband services.

In the Internet market, there are three major ISPs in addition to Maktel: OnNet, MOL and UNet. Maktel is the market leader based on the number of Internet dial-up minutes. On the broadband market, Maktel has approximately 50 percent market share and it faces competition mainly from OnNet’s wireless broadband and CATV operators’ cable broadband Internet, offered to the CATV customers through their own networks.

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

Several Multichannel Multipoint Distribution Service (“MMDS”) and CATV licenses were awarded at the beginning of 2007. Some of the cable operators have declared their intention to provide Internet and telephony services, too. Three fixed wireless access licenses have also been awarded, to Telekom Serbia (the third mobile operator), to Broadband Montenegro (an MMDS operator with nationwide coverage) and to T-Mobile Crna Gora.

Hungarian Mobile Operations

In 2006, the Hungarian mobile telecommunications market was characterized by intense competition, driven by new services, lower prices and aggressive marketing. The mobile penetration rate further increased to 99.0 percent by the end of 2006. At TMH, the focus on acquisition was clearly replaced by the focus on retention. Despite the intense competition, TMH retained its market leading position with a 44.5 percent market share based on the number of active SIM cards.

The direct competitors of TMH are Pannon and Vodafone. Vodafone, the smallest mobile service provider in terms of the number of subscribers in Hungary, continued its intensive and aggressive marketing campaigns and captured a 21.4 percent market share by the end of 2006. Pannon has refreshed its brand, started to build a new image in line with the global renewal of the Telenor companies. Pannon has reached a market share of 34.1 percent by the end of 2006.

Non-voice and content services are playing an increasingly important role in the mobile market. All providers strengthened their non-voice services in 2006. TMH was the first mobile operator in Hungary to launch HSDPA and provide high-speed mobile Internet services and new data services, like web’n’walk.

To draw attention and boost the number of active users, notebooks with HSPDA enabled data cards are sold in the T-Pont network and at selected dealers from September 2006. Several 3G handsets and data cards were offered as a promotion.

International Mobile Operations

Macedonian Mobile Operations

There are at present two mobile operators operating in the Macedonian mobile market. Competition is generally intense and conducted on the basis of price, subscription options, subsidized handsets, range of services offered, innovation and quality of service. The second largest mobile telecommunications services provider in the country, Cosmofon, began commercial operation in June 2003. Its marketing and advertising efforts are aggressive with low and competitive handset pricing, attractive price plans, broad array of advertising and indirect channels of sales. In June 2005, Cosmofon launched 2.5G services (MMS, GPRS). The Macedonian telecommunications regulator issued a third mobile license to Austrian Mobilkom in the first quarter of 2007, which is expected to intensify the competition in the Macedonian mobile market.

In 2006, the competition between the two mobile operators has become stronger especially during the large rebranding campaign launched by T-Mobile Macedonia. Both T-Mobile Macedonia and Cosmofon launched several price plans during this period. Special price plans (closed user groups, special business offers) combined with additional services (SMS, MMS, GPRS) and large advertising campaigns were introduced to capture various parts of the telecommunications market and to provide higher value compared to fixed line offerings.

According to T-Mobile Macedonia’s estimates, Cosmofon had approximately 33.3 percent market share at the end of 2006. Cosmofon’s subscriber base is mainly prepaid. Cosmofon has been increasingly targeting T-Mobile Macedonia’s residential and business postpaid (contract) customers.

In this intensive competitive environment, T-Mobile Macedonia plans to maintain its market share through improved productivity, efficiency measures and maintenance of existing customer relations to avoid the escalation of price-based competition.

Montenegrin Mobile Operations

T-Mobile Crna Gora started its commercial operation as a second mobile telecommunications services provider in Montenegro in 2000, four years after the first mobile provider, Promonte, started its operations. According to T-Mobile Crna Gora’s estimate, T-Mobile Crna Gora had 41.2 percent market share in terms of number of subscribers at the end of 2006.

As in other countries, competition in mobile services is intense and driven by pricing, subscription options, subsidized handsets, coverage, as well as quality and portfolio of services offered. Our competitor’s marketing and advertising activities are aggressive.

T-Mobile Crna Gora’s goal is to increase its market share by introducing segment-oriented price plans, continuously offering new attractive handsets, exploiting synergies of the DT group, and maintaining existing customer relations and community involvement as a sponsor of important social, cultural, sports and educational events.

In November 2006, the Montenegrin telecommunications regulator has issued a tender for two 3G licenses as well as a tender for a mixed 2G-3G license for a third mobile operator. In the first quarter of 2007, T-Mobile Crna Gora and Promonte were awarded with one 3G licenses each and Telekom Serbia won the combined 2G-3G license. It is most likely, that the mobile operation of Crnogorski Telekom could face a significant decrease in its market share over the medium term.

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

The Electronic Communications Act and the Contract on Universal Service Provision

The Electronic Communications Act was approved by the Parliament on November 24, 2003 and came into effect on January 1, 2004. Under the Act, the NCA, the supreme supervisory body, and Permanent Court of Arbitration for Communications (“CAC”) were established.

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

In 2004, analysis of 17 out of 18 markets was initiated by the NCA. Analysis on 16 of these markets has been completed so far. The results of the analysis on fixed line retail markets have identified Magyar Telekom as having SMP and imposed a price cap on retail access market services (market 1 and 2) for residential and non-residential customers. In addition, it required Magyar Telekom to allow fixed line residential and non-residential customers to select other service providers for local and/or national and international calls (markets 3-6) and obliged Magyar Telekom to provide the minimum set of leased lines (market 7). On the wholesale markets, the NCA imposed the obligations of transparency (markets 8-9, 11-13), accounting separation (markets 8-9, 11-13), access and interconnection obligations (markets 8-9, 11-13), various obligations regarding cost-based prices and price control (markets 8-9, 11-13) and non-discrimination (markets 12-13). The market analysis procedure also identified TMH as having SMP in the mobile termination market (market 16) and imposed the obligations of transparency, accounting separation, access/interconnection and cost-based prices and price control.

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

Under the Concession Contract, dated November 4, 1993, as amended (the “900 Concession Contract”), between the Minister and TMH, TMH was granted the right to provide public GSM mobile telephone services for 15 years. The parties may agree to extend the TMH concession for an additional period of seven and half years for an additional fee. In May 2007, the government indicated that it would require a HUF 10 billion concession fee to extend the 900 Concession Contract.

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

TMH also paid frequency fees for the IMT-2000/UMTS band. In 2006, TMH paid HUF 151 million for the right to use the 2x15 MHz frequency band and HUF 487 million for the actual use of channels within the band. In addition, TMH paid HUF 871 million in 2006 for the right to use microwave frequencies.

Fees and Charges.   TMH’s subscriber charges are not subject to regulation under the Pricing Act or any ministerial decree.

Roaming Agreements.   TMH may sign roaming agreements with other public mobile telecommunications service operators outside of Hungary in accordance with the rules of the GSM Association, an association of GSM operators and associated members.

Market Assessment, SMP Designation Process and Interconnection.   See “Item 4—Pricing”.

Termination.   TMH met all of its concession obligations in 2006. If an event of default occurs under the 900 Concession Contract, the NCA may issue a cure notice to TMH. TMH would then have 90 days to agree with the NCA on a plan of action for curing the default. If TMH does not reach an agreement with the NCA or if TMH does not cure any such default within an agreed period of between three to six months, the NCA may issue a notice terminating the 900 Concession Contract. Upon termination of the 900 Concession Contract, TMH would be dissolved under the Concessions Act.

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

TMH was obliged by the term of the license decree to start commercial IMT-2000/UMTS service in the inner city of Budapest within 12 months of the grant of the license. This obligation was met. It is also obliged to expand the coverage to 30 percent of the Hungarian population within 36 months of the license.

The license fee for IMT-2000/UMTS was HUF 17,000 million plus reclaimable VAT, payable by the end of 2005. In addition to the license fee, TMH capitalized expenses incurred in connection with the acquisition process of the license. The total amount capitalized was HUF 17,073 million. The IMT-2000/UMTS license right is amortized on a straight-line basis over 15 years from the time of the commencement of the commercial service on August 26, 2005 to the end of the initial license period.

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

In connection with the accession, Hungarian regulations relating to electronic communications were harmonized with the EU NRF, which required all member states of the European Union to adopt it through national legislation. The NRF consists of various directives relating to the following:

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

The European Commission issued a Recommendation on relevant product and services markets in February 2003. The Recommendation identifies markets with certain characteristics that may justify imposition of ex ante regulatory obligations. See “Regulation—Significant Market Power Regulation”.

The European Commission will regularly carry out a review of the Recommendation on relevant markets. The first review of this Recommendation started in line with the NRF review in November 2005 and the amended new recommendation is expected to enter into force in 2007.

On July 12, 2006 the European Commission proposed an EU regulation to reduce international roaming charges within the EU. The proposal for a regulation of the European Parliament and of the Council is dealing with the roaming on public mobile networks within the EU. The objective of this proposal is to amend the existing regulatory framework for electronic communications to provide the necessary legal basis for effective and timely action to bring about substantial reductions in the level of mobile roaming charges across the EU in a harmonized manner. The EU roaming regulation, as approved on May 23, 2007 by the European Parliament, will set a limit on the international wholesale mobile roaming charges among mobile operators and on international mobile roaming retail charges (Eurotariff). The maximum inter-operator tariff shall not exceed EUR 0.30 per minute, which will be further reduced in 2008 and 2009 to EUR 0.28 and EUR 0.26. The maximum retail charges of the Eurotariff, which a home provider may levy from its roaming customers, for calls made abroad shall not exceed EUR 0.49 per minute (to be further reduced to EUR 0.46 and EUR 0.43 in 2008 and 2009) and for calls received abroad shall not exceed EUR 0.24 per minute (to be further reduced to EUR 0.22 and EUR 0.19 in 2008 and 2009). The Council of the EU telecommunications ministers endorsed the EU roaming regulation on June 7, 2007. The EU roaming regulation will then become directly applicable in EU member states (and therefore not require further transposition into national law) following its publication, expected in June 2007. The EU roaming regulation will have significant consequences for TMH’s revenues.

Implementation of NRF in the member states is overseen by the European Commission and the European Regulators Group (“ERG”), which issues reports and common statements. The ERG is a body composed of representatives of NRAs and the European Commission, which plays an important role in advising and assisting the Commission in consolidating the internal market for electronic communication networks and services.

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

Development of the Telecommunications Regulatory Regime in Macedonia

A new Macedonian law concerning electronic communications (“Law on Electronic Communications, “ECL”), which was enacted on March 5, 2005, brings the country’s telecommunications regulations closer to the EU regulatory framework, with some transitional provisions. It also provides a number of strict obligations for the existing operators.

Since the parliamentary elections in July 2006, the Government of the Republic of Macedonia has enacted a number of bylaws and rulebooks regulating different communication areas. As a result of the intensified implementation, there is a possibility that certain ECL provisions and bylaws will be soon amended.

Regulation of Fixed Line Business

On December 31, 2004, Maktel’s monopoly rights in the Macedonian telecommunications market expired, thus making it possible for other network and service providers to enter the Macedonian telecommunications markets, upon the submission of notification to the Macedonian telecommunications regulator (and the registration thereof). By December 2006, the Macedonian telecommunications regulator had registered 45 network operators and 55 providers of public fixed telephony services. Maktel published Network Access Agreement for the VoIP service providers for international calls. In February 2007, the Government of the Republic of Macedonia determined that the concession contracts of three telecommunications operators (Maktel, T-Mobile Macedonia and Cosmofon) do not exist any more according to the ECL, and that these companies should therefore continue their operations according to the provisions of the ECL. After several meetings held between the representatives of the telecommunications operators with valid concession contracts and the Macedonian government, the parties agreed that the current concession contracts should be harmonized with the provisions of the ECL.

In July 2005, the Macedonian telecommunications regulator issued regulations governing the conditions of interconnection. Rules for access to, and the use of, specific network facilities were issued in August 2005, and regulations governing the opening of the local loop to competitors, and carrier selection, were adopted in December 2005.

On August 8, 2005, Maktel submitted its first RIO to the Macedonian telecommunications regulator. The interconnection prices contained in this offer were approved on January 23, 2006. In November 2006, the first interconnection contract was signed according to the conditions determined in the RIO. Maktel’s first Reference Offer for the Unbundling of the Local Loop (“RUO”) was submitted to the Macedonian telecommunications regulator on September 5, 2005 and approved on July 19, 2006.

To prepare for competition in its fixed line business, Maktel carried out several changes to its retail pricing structure. For example, Maktel continued to align the prices it charged for network access products and calling services with the underlying costs, and changed its pulse-based charging system to a more customer-oriented time-based charging system with shorter time units. In addition, on the basis of the ECL, the Macedonian telecommunications regulator imposed obligation for cost-based prices for wholesale services of Maktel. Because Maktel’s monthly fees for network access and the prices it charges for local calls amount to approximately half of the respective EU averages and are below Maktel’s approved cost-based wholesale prices, further cost-based realignment of retail prices might become necessary. To the extent that any of its subscriber line prices do not yet fully reflect the cost of service, a negative impact on Maktel’s competitiveness in the wholesale and retail markets can be expected.

According to the obligations imposed by the ECL, a new number portability bylaw has been published by the Agency for Electronic Communications on December 27, 2006. Maktel and T-Mobile Macedonia, as operators of publicly available telephone services, must enable their subscribers to retain their geographic and non-geographic numbers when changing telecommunications operators. The number portability is scheduled to be fully implemented by July 1, 2007. Due to the short notice, the implementation of number portability will be technically hardly feasible within the given timeframe, therefore Maktel will use the appropriate legal steps to respond to this.

Since the end of 2004, when Maktel’s obligation for providing universal services according to its concession contract expired, there has been no operator dedicated as universal service provider. In May 2006, the Government of the Republic of Macedonia enacted a decision for implementation of temporary strategy for universal services, which set the basic strategic decisions. The relevant bylaws regulating the technical parameters, quality requirements and pricing of providing universal services in Macedonia were enacted in the second half of 2006.

The Agency for Electronic Communications announced its willingness to implement a public tender procedure for granting authorizations for radio frequency utilization in the 3.4-3.6 GHz band for realization of a fixed wireless access, WiMAX. The tender will be implemented due to efficient and effective utilization of the scarce radio frequency resources.

Regulation of Mobile Business

The services provided by the mobile network operators in Macedonia are currently not subject to price regulation. However, the Macedonian telecommunications regulator is collecting market data on the fixed-to-mobile market. It is expected that this market analysis will be completed by the end of the first half of 2007 and a probable outcome is that T-Mobile Macedonia will be designated with SMP status. Depending on the outcome and findings of this market analysis, regulatory obligations, including those relating to wholesale pricing, carrier selection and pre-selection and national roaming cannot be excluded.

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

The Agency for Electronic Communications announced a call for expressions of interest for a fourth mobile operator on April 2, 2007.

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

We expect that the 2000 Law will be significantly amended in the third quarter of 2007. The major goal of these amendments will be to bring the legislation closer to EU directives, to stimulate competition, to stimulate Internet usage and to encourage investment in the telecommunications sector. We also expect that the current licensing-based regulatory regime will be replaced with an authorization-based regime. Furthermore, the introduction of cost-based pricing and accounting separation obligations, and of the provision of binding reference interconnection offers by operators with significant market power, can also be expected. All of these obligations would significantly lower the market entry barriers for new providers in the telecommunications markets, thus leading to market share losses for Crnogorski Telekom in the medium and long term.

Furthermore, in November 2006, the Montenegrin telecommunications regulator has issued a tender for two 3G licenses as well as a tender for a mixed 2G-3G license for a third mobile operator. In the first quarter of 2007, T-Mobile Crna Gora and Promonte were awarded with one 3G licenses each and Telekom Serbia won the combined 2G-3G license. It is most likely, that the mobile operation of Crnogorski Telekom could face a significant decrease in its market share over the medium term.

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

Subscription Fees and Usage Charges

Under the Pricing Act, as modified by the Electronic Communications Act, the Minister is responsible for establishing the maximum rates for universal services. Tariff regulation in Hungary is currently based on a price cap method for universal services. Since February 1, 2002, fixed line rates and connection fees have been regulated by the 2002 Fixed Line Tariff Decree. This decree has been modified to limit its scope of price regulation to universal services. The 2002 Fixed Line Tariff Decree established the price cap formula, under which our annual price increase cap was set as the forward-looking CPI less a three percent productivity factor.

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

In 2006, we increased the subscription fee of our residential PSTN lines by 2.7 percent, while the prices of the business PSTN lines were raised by slightly more than one percent. Traffic fees were only changed in case of the popular “Felező” price plan: these were reduced by an average of 7.7 percent. There were no SMP resolutions for 2006.

On January 1, 2007 we increased our subscription fees for the residential market. As a result, the PSTN residential subscription fees rose by 2.8 percent on average. Business subscription fees for analog lines were raised from March 1, 2007 by 2.8 percent. Traffic fees are not expected to be changed in 2007.

In 2006, the NCA initiated a controlling process on price cap compliance in all three areas (universal services, residential and business access). We submitted the data required by the enquiry. We were not certain about the calculation method used by the NCA. As a result, there was a briefing on our request on December 15, 2006, at which the NCA informed us about the method to be used. According to the calculation of the NCA, we have breached the price cap by 5.9 percentage points, however, we have not received an official resolution yet. We dispute the correctness of the method set forth by the NCA. There was another consultation on February 15, 2007, at which the representatives of the NCA seemed to accept two of our propositions, but these were not yet officially accepted by the NCA’s committee. The sanctions can include a fine (approximately HUF 250 million) and/or the obligation to reduce our residential subscription fees (a two percent reduction would mean a revenue loss of about HUF 1 billion).

Rates for PSTN Access to the Internet

Since January 1, 2004, retail rates for PSTN access to the Internet are no longer regulated. Since 2002, however, a part of the charge billed to the customer—30 percent in peak time and 10 percent in off-peak time—must be transferred to ISPs. In the case of flat rate Internet access, 13 percent of the fee must be shared with ISPs. This type of revenue sharing remains in operation under the Electronic Communications Act. Since January 1, 2004, Internet call origination and Flat Rate Internet Access Call Origination (“FRIACO”) services are part of the RIO and the prices of these services are also regulated within the scope of the RIO (rates approved by the NCA).

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

Regulated Wholesale Prices

Since December 23, 2001, the interconnection rates are no longer regulated on an itemized basis but as part of the RIO. Since January 1, 2004, local bit-stream access must be offered as part of the RUO, which also regulates pricing for the local bit-stream access. The cost methodologies used in the reference offers are provided in the Ministerial Decree 18/2003 (XII.27.) IHM on cost calculation of electronic telecommunications services. The cost-based unbundling and interconnection rates must be approved by the NCA. The reference offers must contain approved rates.

The NCA has published its SMP resolution with respect to the wholesale broadband market, and identified Magyar Telekom Plc., as well as all other LTOs, as operators with SMP. The SMP resolution adopted a “retail-minus” pricing rule for the wholesale broadband market. According to the resolution, the NCA intends to transform the local bit-stream access service currently provided by us into a nationwide bit-stream access service. Pricing for the local bit-stream access service is currently regulated on a cost-based rule under the RUO.

We have been identified as an operator with SMP in the voice termination and origination market and the wholesale market on unbundling of copper loops, along with all other LTOs. These SMP resolutions included obligations to submit RIO and RUO to the NCA. The NCA also adopted cost-based pricing rules, based on Long Run Incremental Costs (“LRIC”) for the RIO and Fully Distributed Costs (“FDC”) for the RUO. We submitted our first draft RIO in June 2005 and first draft RUO in October 2005. After several rejections and repeated submissions the NCA accepted our RIO on May 3, 2006 and our RUO on September 11, 2006. The RIO took effect from September 15, 2005 retrospectively and the RUO from January 20, 2006 also retrospectively. On December 12, 2006 the court abolished the NCA’s decision that the RIO fees would take effect retrospectively from September 15, 2005. The court’s decision is not binding.

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

On December 21, 2006, the Agency for Electronic Communications decided to change the interconnection fees. The level of the new fees was determined according to benchmarks and was mainly based on Maktel’s retail fees without taking into account the costing model prepared by Maktel as prescribed by the relevant law. On February 14, 2007, the Agency for Electronic Communications decided to change the unbundling fees based on benchmarks.

The level of wholesale regulated prices directly depends on the finalization of the price adjustment of Maktel’s retail regulated prices. In case Maktel does not increase its retail prices, that can lead to significant decrease of wholesale regulated prices.

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

For a list of principal operating subsidiaries and associates of the Company as of December 31, 2006, see Note 2.2 (b) to the consolidated financial statements.

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

The number of sites used by Magyar Telekom is approximately 7,800, out of which approximately 2,800 sites are owned by the Company and approximately 5,000 sites are leased. The total area of properties used by Magyar Telekom as of December 31, 2006 was approximately 1,200,000 m2.

The majority of sites used in our operations are smaller than 100 m2. Approximately 55 percent of the total area is used to house telecommunications equipment and other technical devices. The largest site is our headquarters building located at Krisztina krt. 55 in Budapest, with floor space of 35,000 m2.

INFRASTRUCTURE AND TECHNOLOGY

Hungarian Fixed Line Operations

The following table provides information on the length of the copper and fiber optic cables contained in Magyar Telekom Plc.’s access, backbone and rural area networks in Hungary at December 31, 2006, and each of the two prior years in kilometers:

	At December 31,
	2004	2005	2006
	(in kilometers)
Copper cable	159,504	158,112	159,951
Fiber optic cable	13,580	14,376	15,026

Expansion of Access Networks.   At the end of 2000, we began to offer broadband Internet access services, based on the ADSL and Asynchronous Transfer Mode (“ATM”) technologies. We selected Ethernet-based Digital Subscriber Line Access Multiplexers (“DSLAMs”) to provide a more cost effective ADSL solution together with the ATM technology already in use. The ADSL transmission system provides high-speed digital access to any data network over existing copper wires without interruption of Plain Old Telephone Service (“POTS”) and ISDN2 services with the data speed of 512 Kbit/s and 1, 2, 3 and 6 Mbit/s. In 2006, we continued the roll-out of the ADSL technology nationwide. At the end of 2006, approximately 500,000 customers were using ADSL lines for connection to the Internet. By the end of 2006, our infrastructure allowed up to 2.1 million of our analog and ISDN2 subscribers to have access to the ADSL service. This represents coverage of over 1,000 towns and cities and approximately 87 percent of the population in our service area. In 2007, we plan to introduce the VDSL2 technology to provide high-speed data access with data speed of 25 and 50 Mbit/s.

We used fiber optic cables for our fixed line local loop networks for approximately 120,000 customers at the end of 2006. We installed a substantial amount of local network fiber optic cable in Budapest, where segments of the old cable network were in poor condition and where we believe the demand for high capacity and high quality transmission will be the greatest (e.g., shopping malls, industrial parks). We plan to extend our local fiber optic network both inside and outside Budapest to cover new business demands in existing areas, mainly to provide broadband services through optical access as well.

Wireless Solutions.   In 2003, we introduced the WLAN technology in the access network for hot spot applications. By the end of 2006, 440 hot spot sites were in operation. With this technology, we can provide Internet access service in public areas to customers requiring temporary Internet access (e.g., conference centers, exhibitions, airports, hotels). Since the end of 2004, WLAN users of TMH and Magyar Telekom Plc. can use hot spot sites operated by either entity.

We have been selectively applying radio technology in our local loops since 1996. At the end of 2006, approximately 71,444 subscriber lines were based on the radio technology.

Backbone Network.   We have a digital fiber optic national long distance network that connects local primary area networks. We have implemented the DWDM technology and Synchronous Digital Hierarchy (“SDH”) systems in both the national long distance and Budapest networks. The countrywide DWDM backbone network, installed in 2006, provides high capacity (maximum 64 times 10 Gbit/s) in the most important nodes of Hungary, as well as in international directions. In 2006, we carried on an extension of the DWDM network. In addition to cost advantages, SDH systems provide a flexible transmission infrastructure with automatic transmission paths. We introduced a new generation of the SDH system that, besides increasing network availability and transmission capacity, enables new services, such as data transmission (e.g., Ethernet). In 2006, the increase in the capacity of the backbone network served the growing demand of IP core network and HSLL. The HSLL is mainly provided for mobile operators. Since we currently have a robust optical backbone network, we have no immediate plan for expansion.

IP/MPLS.   Since 2000, we have provided Internet access and IP-VPN services on the same IP/MPLS platform. The network is built-up of STM-16, Gigabit Ethernet and 10GE connections. The network has several access options (dial-up, leased line, broadband DSL, CATV) with PoPs in each primary area in Hungary. Available services include IP-VPN (scalable interconnection for corporate sites with Integrated Voice and Data option), IPSec and xDSL to Virtual Private Networks, Virtual Private Dial-up Network and wholesale Internet services for ISPs. The connectivity network that concentrates xDSL traffic towards the IP core is based on ATM and Ethernet technology. In 2006, we started to develop carrier-grade IP core network to be able to ensure high availability, demanded quality of service, scalability and security for triple-play, VoIP and broadband data communication services, and also for the common T-Com and T-Mobile IP platform. In 2006, significant capacity, quality and functional upgrades have been performed, including the development of the countrywide 10 Gbit/s core network, installation of new Gigabit Ethernet

(“GE”) and 10 GE connections, duplications of devices to increase redundancies, change of old devices etc. Further Quality of Service (“QoS”) and high-availability features are planned in the next three years in order to increase network capacity according to traffic demand, to install new network functions and to develop connectivity and integrity with different communication networks to become an appropriate transport platform for Next Generation Network (“NGN”) and triple-play services.

We are making preparations for interconnection and convergence of voice and data networks, which are currently separate. The NGN concept has been espoused as a long-term project. We do not plan to develop our traditional (such as PSTN/ISDN) network further except for maintenance and legal compliance purposes. The key focus instead will be on development of technologies and networks compatible with or forming a part of NGN, such as VoIP. In 2005, Voice-over CATV, Integrated Voice and Data service (IP Complex Plus) and Voice-over Internet (KLIP) have been introduced. In 2006, we continued to deploy a carrier-grade multi-service NGN. We also launched the commercial IPTV service at the end of 2006 together with T-Online. An IP Multimedia Subsystem was installed in 2006, which is considered to be the base for feature-rich, IP-based, Publicly Available Telephone Service (“PATS”). In 2007, we continue to deploy a carrier-grade multi-service NGN and launch new services, such as IP Centrex.

Information Technology.   We have dedicated a significant amount of resources to improve our information technology systems. We believe that the continuing development of these systems is essential to improving customer service and the efficiency and productivity of our employees.

Our nationwide operational support system integrates the following elements:

•       CRM;

•       Billing, e-billing;

•       automated call collection;

•       network traffic management;

•       workforce and workflow management;

•       element, network and service management (configuration, alarm management, SLA management); and

•       process controlled technical inventories.

This operational support system environment permits us to focus on our customers’ needs, to offer more personalized services, itemized billing, to bundle products and services in price plans and to generate a single bill for customers with multiple locations. In 2006, a project has been established to develop and implement the Next Generation Support System (“NGOSS”) concept to support the new triple-play and NGN platform based services.

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

Coverage.   By the end of 2004, coverage of villages with population between 1,000 and 10,000 was 97 percent. This level was further increased up to 99 percent by December 31, 2006. The deep indoor coverage was 97 percent in Budapest and 96 percent in cities over 100,000 inhabitants by the end of 2004.

The deep indoor coverage in cities over 100,000 inhabitants, including Budapest, was increased up to 97 percent as of December 31, 2006.

EDGE Packet Switched Data Service.   At the end of 2003, commercial EDGE service was launched in approximately 23 percent of Budapest area. By the end of 2004, EDGE coverage reached 91 percent of Budapest. In 2005 and 2006, the EDGE development project was continued, resulting in 59 and 74 percent population coverage by the end of the year, respectively. The peak data rate was increased to around 200 Kbit/s in 2005.

Universal Mobile Telecommunications System.   The 3G network enables—besides rapid data transmission and video-telephone—more comprehensive and interesting contents than before, including, in addition to image and text, fast transmission of high quality multimedia materials. In December 2004, TMH was awarded a 3G service license and was granted the use of 15 MHz duplex and 5 MHz unpaired 3G spectrums until 2019. In August 2005, TMH launched commercial UMTS service, first in Hungary. By the end of 2005, UMTS coverage increased to 43.6 percent of Budapest. On May 17, 2006, TMH launched commercial HSDPA service in the internal districts of Budapest, first in Hungary. From the last quarter of 2006, each 3G cell is capable of HSDPA, therefore the UMTS/HSDPA population coverage reached 30.3 percent by the end of 2006. The network allows 3.6 Mbit/s downlink speed, however most of the currently available mobile phonesets support only 1.8 Mbit/s.

WLAN project.   In the frame of the WLAN program “Small settlements”, 110 access points have been rolled out during 2006 making “Internet Fix” service available in 120 settlements.

Special Project TETRA.   TMH took part in the exclusive mobile tender of the Hungarian Government. A new entity, Pro-M, was established for providing TETRA services for governmental organizations. The network uses the 380-400 MHz spectrum, applying TETRA technology. By December 2006, TMH completed the development of 225 sites and four switches according to the roll-out program.

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

The PSTN/ISDN network in the Republic of Macedonia has been fully digitalized since the end of 2003. The liberalization of the telecommunications market required Maktel to perform a substantial upgrade of the PSTN/ISDN platform. With the upgrade, switching systems are now able to support carrier selection and pre-selection functions.

Maktel’s primary area networks are connected to the fiber optic national long distance network. The SDH technology has been implemented in the backbone network, in the transmission networks in Skopje and other cities in the country. For connection of Remote Subscriber Units, Plesiochronous Digital Hierarchy (“PDH”) equipment is used as well.

The existing copper-wire network is a good basis for introduction of broadband services based on the DSL technologies. At the end of 2003, Maktel introduced broadband Internet access services based on the ADSL technology. Optical cables in the access network are used for connection of key business customers.

The core of the IP backbone network is built on the Gigabit Switch Routers (“GSR”) platform. The core is connected to the global Internet network through two main internet gateways. Available services include IP-VPN, ADSL, dial-up Internet access, wholesale Internet services for ISPs, web services, content oriented services and video streaming. In 2006, Maktel has installed Intrusion Detection and Prevention System in order to protect its users from Denial of Service (“DOS”).

In 2006, Airspan-based VoIP platform was installed in the network for the purposes of terminating and originating international VoIP calls as well as for providing business VoIP services.

In 2006, Maktel installed a Service Selection Gateway platform. It is based on Cisco Systems solution and provides bandwidth on demand, walled garden, anti-virus and anti-spam services to its Internet subscribers. The migration from frame relay to IP-VPN solutions was also finalized in 2006.

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

ITEM 5—OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read together with the consolidated financial statements, including the accompanying notes, included in this annual report. The consolidated financial statements, the accompanying notes as well as the discussion of results presented below have been prepared in accordance with IFRS. IFRS differs in certain respects from U.S. GAAP. For a discussion of the principal differences between IFRS and U.S. GAAP as they relate to us, see Note 37 to the consolidated financial statements. Revenues and operating expenses discussed under “—Results of Operations—By Segment” do not reflect intrasegment and intersegment eliminations.

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

Magyar Telekom has reassessed its status in the provision of a number of value added services, where revenue was accounted for on a gross basis implying a principal status rather than an agent status in the provision of the service. A gross basis means that revenues included the full amount of fees collected from customers, and payments to related service providers were included in operating expenses. After analyzing the relationships with our subcontractors one by one, we have changed our judgment of the situation in some cases and determined that in these cases the Group is more the selling agent of these products than the principal provider of the service.

This change had a decreasing impact on the Fixed line Voice—retail revenues and the Mobile Non voice revenues, with equivalent corresponding effects in operating expenses. The change resulted in netting revenues with expenses, and has no impact on operating profit, net income or equity. Prior year’s reported numbers have been restated accordingly. See Note 2.1.7 to the consolidated financial statements.

The Group has changed its accounting policy to disclose the Hungarian local business tax and innovation fee as income taxes as we have established that these taxes have the characteristics of income taxes rather than operating expenses. In previous years, these taxes were disclosed among operating expenses.

This change in the disclosure of these taxes had a decreasing impact on operating expenses and an equivalent increase in income taxes. The change resulted in no impact on net income or equity. Prior year’s reported numbers have been restated accordingly. See Note 2.1.7 to the consolidated financial statements.

Total Revenues

Our total revenues grew by 9.1 percent from HUF 615,054 million in 2005 to HUF 671,196 million in 2006. The increase in revenues was mainly due to higher revenues from mobile telecommunications services, which grew by 14.5 percent from 2005 to 2006, driven mainly by Pro-M’s EDR activities in the Hungarian mobile operations. The higher system integration and IT revenues as well as higher broadband

Internet revenues also contributed to the growth, and were only partly offset by lower revenues from outgoing domestic and international traffic in the fixed line telecommunications services. The longer consolidation period (12 months in 2006 compared to nine months in 2005) of Crnogorski Telekom also contributed to the revenue growth.

Total Operating Expenses

Our total operating expenses increased by 11.9 percent from 2005 to 2006. Operating expenses amounted to HUF 481,309 million in 2005 and HUF 538,380 million in 2006. Our total operating expenses as a percentage of total revenues increased from 78.3 percent in 2005 to 80.2 percent in 2006.

Depreciation and amortization and employee-related expenses are our most significant operating expenses.

Depreciation and amortization increased by 6.6 percent from HUF 114,686 million in 2005 to HUF 122,249 million in 2006 mainly as a result of the consolidation of Crnogorski Telekom and the impairment of the Monet, TCG and Internet CG brandnames in connection with the rebranding in Montenegro in September 2006. In addition, depreciation increased at TMH due to the capitalized UMTS concession and also due to their higher gross asset base of telecommunications and IT equipment. As a result of the continuous revision of the useful life of our assets, the lives of certain assets were changed as of January 1, 2006. These assets mainly included IT equipments and software, and the change in life resulted in HUF 58 million higher depreciation expense in 2006.

Employee-related expenses increased by 2.7 percent in 2006 as compared to 2005 because of the inclusion of new subsidiaries (such as Pro-M, Dataplex and KFKI). Higher expenses resulted also from the severance provision recognized in connection with the headcount reduction program at Crnogorski Telekom and from higher severance expenses of Magyar Telekom Plc. in 2006. The total payment made in relation to employee termination in 2006 amounted to HUF 6,099 million, of which HUF 2,639 million was charged against the provision for liabilities and charges as at December 31, 2005, while the rest was recognized as employee-related expense in 2006.

Other operating expenses include materials, maintenance, marketing, service fees, fees and levies, outsourcing expenses, energy and consultancy. Other operating expenses increased by 13.5 percent in 2006 compared to 2005 primarily due to higher fees for outsourcing services (e.g., real estate management, transportation, customer service and informatics) as well as higher expenses in connection with various projects. The significant increase in materials and maintenance fees was driven by the consolidation of new subsidiaries such as Dataplex and KFKI. In 2006, higher concession fees were due to the UMTS fee paid by TMH and to increased frequency fees at T-Mobile Macedonia. Non-rebranding related marketing expenses increased significantly as well at Magyar Telekom Plc., due to more intensive advertising activity in 2006.

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

In 2006, Magyar Telekom incurred HUF 4.1 billion expenses relating to the investigation, which are included in other operating expenses in the Hungarian fixed line operations. This amount includes HUF 3.3 billion legal fees, HUF 0.3 billion audit-related fees and HUF 0.5 billion fees paid for legal counsel representing our current and former employees.

In 2005, other expenses include HUF 2,059 million paid under four consulting contracts entered into by Magyar Telekom Plc. and two of its subsidiaries as to which it has not been able to obtain sufficient evidence that it or its subsidiaries received adequate value. This amount also includes the tax implications of the payments as well.

Total Operating Profit

Our total operating profit decreased by 3.8 percent from HUF 141,754 million in 2005 to HUF 136,391 million in 2006 due to the fact that the increase in expenses was higher than the growth in revenues.

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

Revenues

The following reflects our current expectations with respect to our segmental plans and initiatives:

Fixed line segment

In the fixed line segment, we expect continued gradual decline in fixed line voice revenues due to continued line reduction and fixed line unit price erosion driven by mobile substitution and the increased competition in the fixed line market, including competition from PSTN resellers and VoIP or VoCATV providers. As indicated in our strategy, to mitigate the decrease in fixed line voice revenues we are now moving from the traditional traffic-based revenue structure to an access-based revenue structure, which will allow us to substitute declining traffic revenues with content, entertainment and bundled access revenues.

As the leading broadband provider in Hungary, we are committed to accelerating growth in country-wide broadband penetration by applying a multi-access cost-efficient approach. In November 2006, we launched IPTV services; in early 2007 we doubled bandwidths on our network by utilizing ADSL2 technology and sought to further boost market development by introducing naked DSL services.

We aim to move towards content and media businesses to support traditional access services and build new revenue streams and exploit new revenue sources. Accordingly, in April 2006, we gained control of iWiW Kft., the leading Hungarian online social network, which has currently more than two million users registered. In May 2006, we acquired Adnetwork, the leading domestic online advertisement networks to leverage the online advertisement potential of T-Online and partner web pages.

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

We won the EDR tender of the Hungarian government and will provide TETRA services for 10 years. Significant revenue contribution was realized from this project already in 2006. The EDR system implementation resulted in significant increase in revenues and also in the cost of equipment sale in 2006. Looking forward to 2007, this significant one-off revenue and cost of telecommunications equipment sale will be eliminated resulting in lower revenues and accordingly also lower cost of equipment sale on this field of operation.

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

Expenses

In line with our strategy, we plan to improve our internal operational efficiency in all segments. Our initial 2006 goal to improve the efficiency of our workforce by increasing the fixed lines (B-channel equivalent) per employee ratio to over 500 (a ratio that corresponds to the best practice in Western Europe) was already reached by the end of February 2006. We are targeting further headcount reductions in our Macedonian and Montenegrin fixed line service providers. We are determined to bring their performance in line with industry best practice and our management is committed to further simplification and improvement of processes and connected systems. In addition to organizational measures and process improvement, we seek cost savings by leveraging our group-wide synergies in procurement.

The merger of Magyar Telekom Plc. and TMH enables us to further improve efficiency. We are expecting significant value generation through the gradual implementation of the integration by seizing additional revenues and optimizing operating and capital expenses. In 2006, the first impacts from the fixed-mobile integration in terms of sales and customer retention began to be seen. These were, however, offset by related costs. In the next three years we expect to see a significant positive impact, with net present value of these benefits currently estimated to be around HUF 60 billion in the period of 2007-2009. The integration of our fixed and mobile businesses will particularly enhance our competitiveness in the areas of customer care and customer service, products and value propositions, back-office and supporting systems and joint network infrastructure management.

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

Results of Operations—By Segment

The following table sets forth revenues, operating expenses and operating profit by segment:

	Year ended December 31,
	2004	2005	2006
	(in HUF millions)
Revenues
Hungarian Fixed line	298,707	284,985	292,193
International Fixed line	45,693	57,983	68,953
Total	344,400	342,968	361,146
Less: intra-segment revenues	(1,271)	(2,284)	(3,569)
Total revenue of Fixed line segment	343,129	340,684	357,577
Less: inter-segment revenues(1)	(11,146)	(11,478)	(13,711)
Fixed line revenue from external customers	331,983	329,206	343,866
Hungarian Mobile	260,568	266,217	297,209
International Mobile	33,734	42,693	52,399
Total	294,302	308,910	349,608
Less: Intra-segment revenues	(58)	(27)	(42)
Total revenue of Mobile segment	294,244	308,883	349,566
Less: inter-segment revenues(1)	(29,435)	(23,035)	(22,236)
Mobile revenue from external customers	264,809	285,848	327,330
Total revenue of the Group	596,792	615,054	671,196
Operating expenses—net
Hungarian Fixed line	280,766	239,716	260,065
International Fixed Line	38,669	49,022	57,461
Total	319,435	288,738	317,526
Less: intra-segment expenses	(1,271)	(2,284)	(3,569)
Total operating expenses—net of Fixed line segment	318,164	286,454	313,957
Hungarian Mobile	200,861	190,998	221,532
International Mobile	24,687	30,388	35,304
Total	225,548	221,386	256,836
Less: intra-segment expenses	(58)	(27)	(42)
Total operating expenses—net of Mobile segment	225,490	221,359	256,794
Less: inter-segment expenses(1)	(40,581)	(34,513)	(35,946)
Total operating expenses—net of the Group	503,073	473,300	534,805

(1)                 Inter-segment eliminations include primarily interconnection fees between the fixed line and mobile networks.

	Year ended December 31,
	2004	2005	2006
	(in HUF millions)
Segment results (Operating profit)
Fixed line—Hungary	17,941	45,269	32,128
Share of associates’ profits—(Hungary)	1,896	330	703
Fixed line—Foreign operations	7,024	8,961	11,492
Fixed line segment	26,861	54,560	44,323
Mobile—Hungary	59,707	75,219	75,677
Mobile—Foreign operations	9,047	12,305	17,095
Mobile segment	68,754	87,524	92,772
Less: Share of associates’ profits	(1,896)	(330)	(703)
Total operating profit of the Group	93,719	141,754	136,391

(1)                 Inter-segment eliminations include primarily interconnection fees between the fixed line and mobile networks.

Fixed Line Telecommunications Segment

The fixed line segment includes Magyar Telekom Plc. and its consolidated subsidiaries, other than T-Mobile Macedonia, T-Mobile Crna Gora, TMH and Pro-M.

Revenues

Our fixed line telecommunications segment includes local, domestic and international long distance telephone services as well as value added digifon services such as call waiting, itemized billing and telephone and private branch exchange equipment rental. This segment also consists of revenues from related services, such as leased lines, data transmission, Internet, SI/IT, equipment sales and cable television.

Hungarian Fixed Line Operations

Hungarian fixed line operations include Magyar Telekom Plc. and its consolidated subsidiaries, other than TMH, Pro-M and our foreign subsidiaries.

The following table sets forth information regarding Hungarian fixed line revenues:

	Year ended December 31,			Year ended December 31,
	2004	2005	2006	2005/2004	2006/2005
	(in HUF millions)			(% change)
Subscriptions	79,577	80,261	81,897	0.9	2.0
Domestic outgoing traffic revenues	91,452	67,717	49,034	(26.0)	(27.6)
International outgoing traffic revenues	8,528	6,835	5,524	(19.9)	(19.2)
Value added, cable voice and other services	8,780	7,342	6,895	(16.4)	(6.1)
Voice-retail revenues	188,337	162,155	143,350	(13.9)	(11.6)
Domestic incoming traffic revenues	8,120	9,429	8,256	16.1	(12.4)
International incoming traffic revenues	9,969	9,050	9,905	(9.2)	9.4
Voice-wholesale revenues	18,089	18,479	18,161	2.2	(1.7)
Voice revenues total	206,426	180,634	161,511	(12.5)	(10.6)
Internet broadband	17,441	28,295	39,548	62.2	39.8
Internet narrowband, content and other	11,192	8,939	6,253	(20.1)	(30.0)
Internet revenues total	28,633	37,234	45,801	30.0	23.0
Data	27,642	27,508	27,087	(0.5)	(1.5)
System integration/Information technology	9,154	8,790	24,359	(4.0)	177.1
Multimedia	13,364	15,017	17,481	12.4	16.4
Equipment sales	5,104	5,530	4,444	8.3	(19.6)
Other revenues	8,384	10,272	11,510	22.5	12.1
Total fixed segment revenues	298,707	284,985	292,193	(4.6)	2.5

Subscriptions.   Revenues from subscriptions consist of revenues from monthly subscription fees for price plans. Revenues from subscriptions are principally a function of the number and mix of residential, business and ISDN access lines and corresponding charges.

Revenues from subscription fees slightly increased both in 2005 and 2006 due to higher revenues from customized and supplementary price plans at Magyar Telekom Plc. resulting from increased number of customers choosing these plans. This increase was partly offset by decreased ISDN subscription fee revenues at Magyar Telekom Plc. as a result of the lower number of average ISDN connections and lower tariffs.

The table below sets forth information regarding average access lines in our service areas:

	Year ended December 31,			Year ended December 31,
	2004	2005	2006	2005/2004	2006/2005
				(% change)
Average access lines in the service areas of Magyar Telekom Plc. and Emitel
Residential	2,078,089	2,033,397	1,942,260	(2.2)	(4.5)
Business	264,858	255,207	242,192	(3.6)	(5.1)
Public payphones	28,966	23,822	21,706	(17.8)	(8.9)
Total	2,371,913	2,312,426	2,206,158	(2.5)	(4.6)
ISDN channels	530,622	515,900	493,766	(2.8)	(4.3)
Total	2,902,535	2,828,326	2,699,924	(2.6)	(4.5)

The number of lines decreased both in 2005 and 2006, as a result of migration of customers to mobile services and due to increased competition in the fixed line market.

Domestic outgoing traffic revenues.   Domestic outgoing traffic revenues consist of traffic charges for local and domestic long distance calls placed by our subscribers. Domestic outgoing traffic revenues are a function of rates, the total number of telephone calls, the distribution of call duration, the time of day and the mix between more costly domestic long distance calls and less expensive local calls.

The following table sets forth the total minutes of domestic telephone traffic that our Hungarian fixed line subscribers generated, including calls from the fixed line network to mobile subscribers:

	Year ended December 31,			December 31,
	2004	2005	2006	2005/2004	2006/2005
	(in thousands of minutes)			(% change)
Domestic voice traffic at Magyar Telekom Plc. and Emitel	5,859,967	5,126,455	5,037,235	(12.5)	(1.7)

Domestic outgoing traffic revenues decreased in 2005 as compared to 2004 mainly as a result of decreased fixed line usage due to mobile substitution as well as intensive competition from other fixed line operators. The proportion of calls changed unfavorably as well, as the higher priced long distance and fixed-to-mobile traffic decreased to a greater extent than local traffic. The decrease in revenue is higher than the decrease in traffic, due to lower average per minute fees. In line with the decision of the National Regulatory Authority to reduce fixed-to-mobile termination rates, we recorded a reduction in the fixed-to-mobile revenues. The price discounts included in different price plans also contributed to lower outgoing domestic traffic revenues. At the end of December 2005, approximately 66 percent of Magyar Telekom Plc.’s customers had chosen customized price plans, the most popular of which were the Felező plan with over 530,000 subscribers and the Favorit plan with approximately 325,000 customers.

Domestic outgoing traffic revenues decreased in 2006 as compared to 2005 mainly as a result of lower average per minute fees and loss of fixed line customers mainly owing to competition from other fixed line service providers and mobile substitution. Both Magyar Telekom Plc. and Emitel offered several price discounts to customers choosing different price plans. Customized price plans represented 83.4% of the lines at Magyar Telekom Plc. at December 31, 2006. The most popular of these plans were the Favorit plans with almost 550,000 subscribers, but our Felező plan also gained approximately 539,000 subscribers by the end of 2006.

International outgoing traffic revenues.   International outgoing traffic revenues are a function of rates and the number, duration and mix of calls to destinations outside Hungary placed by our fixed line subscribers.

The following table sets forth information concerning outgoing international traffic:

	Year ended December 31,			Year ended December 31,
	2004	2005	2006	2005/2004	2006/2005
	(in thousands of minutes)			(% change)
International outgoing traffic at Magyar Telekom Plc. and Emitel(1)	133,773	113,315	98,723	(15.3)	(12.9)

(1)                 Excludes minutes from calls placed by subscribers of other local telephone operators and mobile service providers. Our revenues relating to these calls are included in revenues from domestic incoming traffic.

In 2005 and 2006, international outgoing traffic revenues decreased primarily as a result of lower usage due to the relatively high number of international calls placed by mobile subscribers and the rapid growth of private leased lines. The decrease also resulted from rate decreases due to various discounts provided to subscribers of optional price plans.

Value added, cable voice and other services.   Revenues from value added, cable voice and other services consist of revenues from connection fees, fees for digifon services, rental charges for telephones and private branch exchanges as well as cable TV voice subscription fees.

Value added, cable voice and other services revenues showed a decrease both in 2005 and 2006 principally due to lower amortization of deferred revenues as amortization of connection fees collected ten years ago started to run out. In 2005, lower value-added services relating to Sulinet together with decreased PBX revenues at BCN Rendszerház Kft. also reduced revenues from other services.

These decreases were partly compensated by higher revenues from cable TV voice subscription fees reflecting strong increase in the number of VoCATV subscribers in 2006 as compared to 2005.

Domestic incoming traffic revenues.   Domestic incoming traffic revenues include amounts related to domestic and international long distance services that we provide to other LTO or mobile customers. Incoming domestic traffic revenues increased in 2005 as compared to 2004 primarily as a result of higher LTO call origination and call termination traffic in line with the increased customer base of other fixed line service providers, partly offset by lower LRIC-based interconnection rates introduced on June 15, 2004. These increases were partly offset by decreased incoming domestic traffic revenues from mobile operators at Magyar Telekom Plc. resulting from lower traffic as well as lower interconnection rates mainly in mobile to international calls.

Domestic incoming traffic revenues decreased in 2006 as compared to 2005 due to lower traffic revenues from LTOs at Magyar Telekom Plc. due to the application of the new RIO prices based on NCA decision from June 2006 and applied retrospectively since September 2005. Revenues from call origination and call termination also declined as a result of lower RIO fees, partly offset by higher volume of traffic.

International incoming traffic revenues.   International incoming traffic revenues consist of amounts paid by foreign carriers for the use of our network to carry calls placed by their customers.

The following table sets forth information concerning international incoming traffic:

	Year ended December 31,			Year ended December 31,
	2004	2005	2006	2005/2004	2006/2005
	(in thousands of minutes)			(% change)
International incoming traffic(1)	288,564	295,405	316,183	2.4	7.0

(1)                 Includes minutes from calls transited by Magyar Telekom Plc. and terminating with subscribers of Magyar Telekom Plc, other local telephone operators and mobile service providers. Does not include transit traffic and other international services via Hungary.

International incoming traffic revenues decreased in 2005 as compared to 2004 principally driven by the lower HUF/SDR average exchange rates. The volume of incoming international traffic somewhat increased as higher traffic terminated in Magyar Telekom Plc. and LTO areas was only partly offset by lower mobile terminated international traffic transited by Magyar Telekom Plc. (due to the migration of international calls to mobile networks).

International incoming traffic revenues increased in 2006 as compared to 2005 due to higher revenues at Magyar Telekom Plc. resulting from the increased volume of international incoming traffic and higher HUF/EUR average exchange rate, partly offset by lower average EUR settlement rates.

Internet broadband.   Revenues from Internet broadband services increased in both 2005 and 2006 as a result of significant growth in the number of Internet subscribers, ADSL and cable TV customers. The proportion of higher revenue generating broadband Internet customers significantly grew within the customer base, which also contributed to the revenue growth. By the end of 2006, the total number of our broadband connections exceeded 572,000 in the Hungarian fixed line operations.

Internet narrowband.   Revenues from Internet narrowband services decreased in both 2005 and 2006 reflecting the decrease in the volume of Internet dial-up traffic and lower number of Internet dial-up subscribers.

	Year ended December 31,			Year ended December 31,
	2004	2005	2006	2005/2004	2006/2005
				(% change)
ADSL connections	205,886	329,314	512,810	59.9	55.7
Number of Internet subscribers
Dial-up	111,638	80,938	31,401	(27.5)	(61.2)
Leased line	907	751	656	(17.2)	(12.6)
DSL	137,910	218,954	336,181	58.8	53.5
W-LAN	1,153	1,467	1,175	27.2	(19.9)
CATV	14,412	26,425	57,587	83.4	117.9
Total	266,020	328,535	427,000	23.5	30.0

Data.   Revenues from data transmission services slightly decreased both in 2005 and 2006 mainly driven by lower narrowband retail revenues, partly offset by higher broadband data retail revenues (mainly HSLL) and higher broadband IP revenue at Magyar Telekom Plc.

System integration/Information technology.   System integration (“SI”) and Information technology (“IT”) revenues decreased in 2005 as compared to 2004 primarily driven by lower revenues at X-Byte. In 2006, the strong increase in SI and IT revenues resulted mainly from the consolidation of KFKI and Dataplex revenues since their acquisitions in 2006. The increased number of SI/IT service projects at Magyar Telekom Plc. and BCN also had positive effects on revenues. The most significant projects were the outsourcing services provided to E.ON and Erste Bank, set-up of low current systems as well as SI and IT solutions provided to the Hungarian government (E-Közmű).

Multimedia.   Multimedia revenues increased both in 2005 and 2006 mainly due to the growth in cable TV revenues resulting from the increase in the average number of cable TV subscribers and price increases.

	Year ended December 31,			Year ended December 31,
	2004	2005	2006	2005/2004	2006/2005
				(% change)
Cable television customers	383,904	403,631	414,286	5.1	2.6

Equipment sales.   Revenues from telecommunications equipment sales increased in 2005 as compared to 2004 due to the higher amount of equipment sold at Magyar Telekom Plc. during marketing campaigns and also due to increased sales of BCN Rendszerház Kft. In 2006, equipment sales revenue showed a decrease due to lower rental fees of telecommunications equipment and decreased PBX charges at Magyar Telekom Plc.

Other revenues.   Other revenues include construction, maintenance, rental, wholesale infrastructure service and miscellaneous revenues.

Other revenues increased in both 2005 and 2006 mainly as a result higher amount of fees paid for real estate rental and IT services by DeTeImmobilien to Magyar Telekom Plc.

International Fixed Line Operations

The results of the international fixed line operations include our foreign subsidiaries, other than T-Mobile Macedonia and T-Mobile Crna Gora.

The following table sets forth information regarding international fixed line revenues:

	Year ended December 31,			Year ended December 31,
	2004	2005	2006	2005/2004	2006/2005
				(% change)
Subscriptions	9,359	10,317	11,611	10.2	12.5
Domestic outgoing traffic revenues	16,076	19,794	20,696	23.1	4.6
International outgoing traffic revenues	3,768	4,322	4,744	14.7	9.8
Value added, cable voice and other services	1,464	1,489	1,782	1.7	19.7
Voice-retail revenues	30,667	35,922	38,833	17.1	8.1
Domestic incoming traffic revenues	2,042	4,414	5,749	116.2	30.2
International incoming traffic revenues	6,437	7,885	11,335	22.5	43.8
Voice-wholesale revenues	8,479	12,299	17,084	45.1	38.9
Voice revenues total	39,146	48,221	55,917	23.2	16.0
Internet broadband	730	1,536	2,529	110.4	64.6
Internet narrowband, content and other	1,001	1,167	1,516	16.6	29.9
Internet revenues total	1,731	2,703	4,045	56.2	49.6
Data	3,046	5,224	6,633	71.5	27.0
System integration/Information technology	296	257	385	(13.2)	49.8
Multimedia	0	20	52	n.a.	160.0
Equipment sales	181	178	349	(1.7)	96.1
Other revenues	1,293	1,380	1,572	6.7	13.9
Total fixed segment revenues	45,693	57,983	68,953	26.9	18.9

Total revenues of the international fixed line operations were strongly affected by the inclusion of T-Com Crna Gora’s revenues from the second quarter of 2005. In 2005, total revenues from international fixed line operations decreased by 2.6 percent without the consolidation of T-Com Crna Gora. In 2006, the depreciation of HUF against MKD and EUR had significant effect on the revenue increase of Maktel and T-Com Crna Gora.

Subscriptions.   Revenues from subscriptions increased both in 2005 and 2006, mainly as a result of the additional revenues due to the consolidation of T-Com Crna Gora. In 2005, this increase was partly offset by lower PSTN subscription fees at Maktel, reflecting the lower average number of customers and higher number of disconnected lines. In 2006, higher subscription revenues at Maktel resulted from increased tariffs as rates rebalancing occurred in August 2005, partly compensated by lower average number of customers.

Domestic outgoing traffic revenues.   Domestic outgoing traffic revenues showed an increase both in 2005 and 2006 due to the consolidation of T-Com Crna Gora’s revenues. The increase was partly offset by lower revenues at Maktel as a result of decreased usage, partly compensated by price increases in August 2005.

International outgoing traffic revenues.   International outgoing traffic revenue increased in 2005 and 2006 due to the inclusion of T-Com Crna Gora’s revenues, partly offset by lower revenues at Maktel, reflecting decreased volume of traffic and lower prices.

Value added, cable voice and other services.   Value added, cable voice and other services revenues showed an increase both in 2005 and 2006. In 2006, the strong increase was due to higher premium rate revenues relating to TV quiz shows at T-Com Crna Gora.

Domestic incoming traffic revenues.   Domestic incoming traffic revenue increased significantly both in 2005 and 2006 mainly due to the consolidation of T-Com Crna Gora’s revenues. In 2005, this increase was partly compensated by decreased domestic incoming traffic revenue at Maktel as a result of lower traffic from T-Mobile Macedonia and lower interconnection fees. In 2006, lower domestic incoming revenue at Maktel was principally due to lower interconnection fees of international calls, partly compensated by increased traffic from Cosmofon in line with its increased subscriber base.

International incoming traffic revenues.   International incoming traffic revenue increased in 2005 as compared to 2004 reflecting the consolidation of T-Com Crna Gora’s revenues. This increase was mitigated by decreased incoming international revenues at Maktel as a result of lower average settlement rates and stronger MKD against the SDR. Higher international incoming traffic revenue in 2006 was primarily attributable to increased amount of international incoming minutes resulting from the restricted illegal VoIP traffic at Maktel. The revenue increase was also due to the inclusion of T-Com Crna Gora’s full year revenues.

Internet.   Revenues from Internet services increased in both 2005 and 2006 because of significantly higher number of ADSL subscribers as well as increased average number of Internet customers at Maktel. In 2006, the increase in Internet revenues was also helped by the strong increase in the number of ADSL subscribers at T-Com Crna Gora.

	Year ended December 31,			Year ended December 31,
	2004	2005	2006	2005/2004	2006/2005
				(% change)
ADSL connections
Maktel	2,447	7,798	16,462	218.7	111.1
T-Com Crna Gora	n.a.	1,085	6,639	n.a.	511.9
Number of Internet subscribers
Maktel	67,391	91,865	125,699	36.3	36.8
T-Com Crna Gora	n.a.	26,796	32,429	n.a.	21.0

Data.   Data transmission revenues grew both in 2005 and in 2006 primarily resulting from the consolidation of T-Com Crna Gora’s revenues.

Equipment sales.   Revenues from telecommunications equipment sales decreased in 2005 due to fewer phonesets sold and the lower average price of phonesets at Maktel. In 2006, higher equipment sales revenues resulted from the higher amount of equipment sold at Maktel during marketing campaigns.

Other revenues.   Other revenues increased in both 2005 and 2006 mainly as a result of the inclusion of T-Com Crna Gora’s revenues.

Operating Expenses

Hungarian Fixed Line Operations

The following table sets forth information regarding operating expenses of Hungarian fixed line operations:

	Year ended December 31,			Year ended December 31,
	2004	2005	2006	2005/2004	2006/2005
	(in HUF millions)			(% change)
Operating expenses:
Employee-related expenses	78,744	58,108	59,801	(26.2)	2.9
Depreciation and amortization	72,547	61,290	62,397	(15.5)	1.8
Payments to other network operators	50,375	38,185	32,276	(24.2)	(15.5)
Cost of telecomm. equipment	3,723	3,990	6,332	7.2	58.7
Other operating expenses—net	75,377	78,143	99,259	3.7	27.0
Total	280,766	239,716	260,065	(14.6)	8.5

Employee-related expenses.   Employee-related expenses consist of wages and salaries, social security and other expenses. Employee-related expenses decreased in 2005 as a result of significantly lower severance provisions and expenses at Magyar Telekom Plc. as well as a decrease in average headcount. This decrease was partly offset by a 5.6 percent average wage increase for employees of Magyar Telekom Plc. in April 2005.

In 2006, employee-related expenses increased mainly due to the inclusion of new subsidiaries (e.g., Dataplex, KFKI). Higher severance expenses of Magyar Telekom Plc. also contributed to the increase.

Depreciation and amortization.   Depreciation and amortization decreased in 2005 as compared to 2004 due to the HUF 5,355 million impairment losses recorded on our tangible fixed assets and scrapping of certain fixed assets in the Hungarian fixed line operations. In 2006, the small increase in depreciation and amortization expenses was driven by the inclusion of newly acquired subsidiaries (e.g., Dataplex, KFKI) and higher depreciation of intangible assets due to the capitalization of service rights relating to the Electronic Governmental Backbone Network at Magyar Telekom Plc.

Payments to other network operators.   Payments to other network operators include amounts paid to mobile operators, other local fixed line telephone operators and to foreign telephone operators for calls terminated on their network. In 2005 and 2006, payments to domestic network operators decreased because of lower traffic transited through Magyar Telekom Plc. and lower fixed-to-mobile termination rates. In 2005, interconnection traffic between Magyar Telekom Plc. and the LTOs increased significantly, but the traffic increase was offset by lower LRIC-based rates. In 2006, Magyar Telekom Plc.’s outpayments to LTOs decreased driven by lower RIO fees based on NCA decision from June 2006 and applied retrospectively since September 2005, partly compensated by higher interconnection traffic. Payments to foreign network operators decreased in 2005 mainly due to lower international traffic. Payments to foreign network operators increased in 2006 primarily due to higher HUF/EUR exchange rates, partly offset by lower international settlement rates and decreased international traffic.

Cost of telecommunications equipment.   Cost of telecommunications equipment increased both in 2005 and 2006. In 2005, the growth mainly resulted from the increased sales of phonesets as part of the Favorit campaigns at Magyar Telekom Plc. In 2006, the significantly higher cost of equipment resulted from various network construction and system integration tenders at Magyar Telekom Plc. Higher sales at BCN Rendszerház Kft. as well as the inclusion of KFKI also contributed to the increase.

Other operating expenses—net.   In 2005, other net operating expenses increased due to higher subcontractor’s fees at Magyar Telekom Plc. as a result of increased commissions related to price plans sold both in LTOs’ and Magyar Telekom Plc.’s service areas. In 2005, other expenses included HUF 1,344 million paid under two consulting contracts entered into by Magyar Telekom Plc., as to which it had not been able to obtain sufficient evidence that it or its subsidiaries received adequate value. This amount also included the tax implications of the payments as well. See “Item 15—Controls and Procedures”.

In 2006, the significant growth in other net operating expenses was due to higher fees for outsourcing services (e.g., real estate management, transportation, customer service and informatics) as well as higher expenses in connection with various projects. The increase in materials and maintenance fees was driven by the consolidation of new subsidiaries such as Dataplex and KFKI. Non-rebranding related marketing expenses increased significantly as well at Magyar Telekom Plc., due to more intensive advertising activity in 2006. Other operating expenses—net included a HUF 4.1 billion one-off item, which included the expenses Magyar Telekom incurred relating to the ongoing investigation.

International Fixed Line Operations

The following table sets forth information regarding operating expenses of international fixed line operations:

	Year ended December 31,			Year ended December 31,
	2004	2005	2006	2005/2004	2006/2005
	(in HUF millions)			(% change)
Operating expenses:
Employee-related expenses	10,502	11,657	13,239	11.0	13.6
Depreciation and amortization	9,114	10,604	12,677	16.3	19.5
Payments to other network operators	10,628	13,932	17,943	31.1	28.8
Cost of telecomm. equipment	344	377	621	9.6	64.7
Other operating expenses—net	8,081	12,452	12,981	54.1	4.2
Total	38,669	49,022	57,461	26.8	17.2

In 2005, total operating expenses from international fixed line operations decreased by 6.9 percent without the consolidation of T-Com Crna Gora. In 2006, the weaker HUF against MKD and EUR had significant effect on the expenses of Maktel and T-Com Crna Gora.

Employee-related expenses.   Employee-related expenses increased both in 2005 and in 2006, mainly as a result of the consolidation of T-Com Crna Gora’s expenses. The increase was partly offset by decreased severance provisions and expenses at Maktel relating to the headcount rationalization. In 2006, higher employee-related expenses at T-Com Crna Gora resulted primarily from the severance provision recognized in connection with the headcount reduction program.

Depreciation and amortization.   Depreciation and amortization expense increased both in 2005 and 2006 reflecting the consolidation of T-Com Crna Gora’s expenses. In 2005, this increase was partly compensated by lower expenses at Maktel because of the cessation of goodwill amortization from January 1, 2005. In 2006, the impairment of TCG and Internet CG brandnames in connection with the rebranding in Montenegro in September 2006 also contributed to higher expenses, partly offset by the decrease at Maktel in line with lower gross additions to tangible and intangible assets and higher number of fully amortized assets.

Payments to other network operators.   Payments to other network operators increased in 2005 as compared to 2004 due to the inclusion of T-Com Crna Gora’s expenses. This increase was partly offset by decreased payments at Maktel to T-Mobile Macedonia due to lower volume of traffic, which was partly compensated by increased outpayments to the second mobile telecommunications service provider, Cosmofon, as a result of its increased mobile subscriber base. Lower international outpayments at Maktel were due to decreased traffic and the stronger MKD against the SDR.

Payments to other network operators increased in 2006 as compared to 2005 primarily due to the inclusion of Orbitel’s expenses and higher outpayments by Combridge. The longer consolidation period of T-Com Crna Gora (12 months in 2006 as opposed to nine months in 2005) also increased the outpayments. The increase was also attributable to Maktel’s increased mobile outpayments to Cosmofon, partly offset by lower international outpayments due to decreased outgoing minutes, lower international average settlement rates as well as the lower MKD/SDR exchange rate.

Cost of telecommunications equipment.   Cost of telecommunications equipment increased both in 2005 and 2006. In 2005, the growth mainly resulted from the consolidation of T-Com Crna Gora, while in 2006, the significantly higher cost of equipment was due to the inclusion of Orbitel.

Other operating expenses—net.   Other operating expenses showed a considerable increase in 2005 due to the consolidation of T-Com Crna Gora’s expenses. In 2005, other expenses include HUF 144 million paid under a consulting contract entered into by T-Com Crna Gora, as to which the Company has not been able to obtain sufficient evidence that it or its subsidiaries received adequate value. This amount also includes the tax implications of the payments as well. See “Item 15—Controls and Procedures”.

In 2006, higher other net operating expenses resulted from increased expenses at Combridge and Novatel as well as the inclusion of Orbitel.

Operating Profit

Hungarian Fixed Line Operations

The following table sets forth information concerning operating profit and operating margin for the Hungarian fixed line operations:

	Year ended December 31,			Year ended December 31,
	2004	2005	2006	2005/2004	2006/2005
				(% change)
Operating profit (in HUF millions)	17,941	45,269	32,128	152.3	(29.0)
Operating margin (%)(1)	6.0	15.9	11.0	n.a.	n.a.

(1)                 Operating margin is the ratio of operating profit to revenue, expressed as a percentage.

In 2005, operating profit significantly increased by 152.3 percent mainly as a result of decreased severance provisions and expenses, lower payments to other network operators, lower amount of depreciation and amortization and higher Internet revenues. These favorable movements were partly offset by lower traffic revenues and increased other net operating expenses. In 2006, operating profit declined by 29.0 percent, mainly as a result of significantly higher other net operating expenses, higher cost of equipment and decrease in traffic revenues. These negative effects on operating profit were partly compensated by the strong increase in SI and IT revenues as well as higher Internet revenues.

International Fixed Line Operations

The following table sets forth information concerning operating profit and operating margin for the International fixed line operations:

	Year ended December 31,			Year ended December 31,
	2004	2005	2006	2005/2004	2006/2005
				(% change)
Operating profit (in HUF millions)	7,024	8,961	11,492	27.6	28.2
Operating margin (%)(1)	15.4	15.5	16.7	n.a.	n.a.

(1)                 Operating margin is the ratio of operating profit to revenue, expressed as a percentage.

Operating profit increased by 27.6 percent in 2005 as the increase in total revenues was higher than the increase in total operating expenses. Total revenues mainly increased due to higher domestic incoming revenues and higher Internet and data revenues. Operating profit increased by 28.2 percent in 2006 due to higher increase in revenues compared to the increase in total operating expenses. Total revenues mainly increased due to higher international incoming traffic revenues and higher internet and data revenues.

Mobile Telecommunications Segment

Mobile telecommunications segment includes TMH, Pro-M, T-Mobile Macedonia and T-Mobile Crna Gora.

Revenues

Revenues from the mobile telecommunications segment consist of one-time connection fees, monthly subscription fees (only payable by postpaid customers), traffic charges, including fees for enhanced services, and equipment sales.

Hungarian Mobile Operations

The results of the Hungarian mobile operations include TMH and Pro-M.

The following table sets forth information regarding revenues from Hungarian mobile operations:

	Year ended December 31,			Year ended December 31,
	2004	2005	2006	2005/2004	2006/2005
	(in HUF millions)			(% change)
Network usage and access	208,361	211,360	216,658	1.4	2.5
Enhanced services	26,779	31,876	35,110	19.0	10.1
Equipment sales	22,965	21,021	22,286	(8.5)	6.0
Activation fees	676	697	741	3.1	6.3
Other revenues	1,787	1,263	22,414	(29.3)	1,674.7
Total	260,568	266,217	297,209	2.2	11.6

The following table provides information concerning subscribers of mobile telecommunications services and monthly usage of the network at TMH:

	Year ended December 31,			Year ended December 31,
	2004	2005	2006	2005/2004	2006/2005
				(% change)
Average number of subscribers
TMH	3,906,319	4,077,521	4,270,324	4.4	4.7
Average monthly usage per
TMH subscriber (minutes).	115	127	142	10.4	11.8
ARPU in HUF
TMH subscriber	4,892	4,832	4,800	(1.2)	(0.7)
Postpaid TMH subscriber	11,712	10,838	9,849	(7.5)	(9.1)
Prepaid TMH subscriber	2,352	2,239	2,300	(4.8)	2.7
Enhanced services within ARPU in HUF	559	621	667	11.1	7.4
Average subscriber acquisition cost (“SAC”) per customer in HUF	10,275	7,062	6,234	(31.3)	(11.7)

Network usage and access.   Revenues from network usage and access increased both in 2005 and 2006 principally as a result of the growth in the average monthly usage per subscriber, and, to a lesser extent, due to the higher number of subscribers. The average number of TMH subscribers grew by 4.4 percent in 2005 and 4.7 percent in 2006. TMH continuously monitors its churn rates and proactively offers tailor-made discounts to retain valuable customers. While the penetration growth of mobile customers has slowed down in Hungary, TMH maintained its leading position with a 44.5 percent market share at December 31, 2006.

Prepaid customers represented 65.1 percent of total TMH customers at December 31, 2006 as compared to 68.4 percent at the end of 2005. The proportion of prepaid customers decreased as many of them migrated to more favorable, for example flat rate, postpaid price plans.

TMH’s average usage per customer per month measured in MOU increased by 11.8 percent from 127 minutes in 2005 to 142 minutes in 2006. The ARPU slightly decreased from HUF 4,832 in 2005 to HUF 4,800 in 2006 as the proportion of calls within the TMH network with lower per minute fees increased.

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

Enhanced services.   Within the mobile telecommunications services, enhanced services show 19 percent growth in 2005 and 10.1 percent growth in 2006 at TMH. Enhanced services represented approximately 12 percent of TMH’s total revenues in 2006. This revenue is primarily from fees charged for short message services and multimedia messaging services. The strong revenue growth in 2005 is due to the increasing proportion of content messages with higher rates, and also due to higher access (data, Internet, GPRS, etc.) revenues. In 2006, higher enhanced services revenue resulted partly from the increased number of SMS and MMS and partly from higher access revenues.

Equipment sales.   Equipment sales decreased in 2005 in the Hungarian mobile operations due to lower average price of phonesets, which was partly compensated by higher gross additions to customers as well as a higher number of phoneset upgrades. In 2006, the increase in equipment sales revenue reflects higher average handset prices and higher gross additions.

Average acquisition cost per customer fell by 11.7 percent to HUF 6,234 in 2006 from HUF 7,062 a year earlier at TMH. When calculating subscriber acquisition cost, TMH includes the connection margin (activation fee less the SIM card cost), the sales related equipment subsidy and agent fee.

Other revenues.   In 2006, the significant increase in other revenues reflects Pro-M’s operations. Pro-M’s EDR activities contributed HUF 18.0 billion to total Hungarian mobile revenues and a similar amount to cost of equipment sales.

International Mobile Operations

The results of the international mobile operations include T-Mobile Macedonia and T-Mobile Crna Gora.

The following table sets forth information regarding international mobile revenues:

	Year ended December 31,			Year ended December 31,
	2004	2005	2006	2005/2004	2006/2005
	(in HUF millions)			(% change)
Network usage and access	27,421	35,548	43,871	29.6	23.4
Enhanced services	3,309	4,736	5,882	43.1	24.2
Equipment sales	2,062	1,843	2,131	(10.6)	15.6
Activation fees	200	149	63	(25.5)	(57.7)
Other revenues	742	417	452	(43.8)	8.4
Total	33,734	42,693	52,399	26.6	22.7

The following table provides information concerning subscribers of mobile telecommunications services and monthly usage of the network at T-Mobile Macedonia:

	Year ended December 31,			Year ended December 31,
	2004	2005	2006	2005/2004	2006/2005
				(% change)
Average number of subscribers	629,844	809,691	901,485	28.6	11.3
Average monthly usage per T-Mobile Macedonia subscriber (minutes).	66	63	72	(4.5)	14.3
ARPU in HUF	3,804	3,065	3,206	(19.4)	4.6

In 2005, total revenues from international mobile operations increased by 1.6 percent without the consolidation of T-Mobile Crna Gora, partly offset by a 1.0 percent decrease due to the HUF/MKD foreign exchange movements. In 2006, the depreciation of HUF against MKD and EUR strongly contributed to the revenue increase both in the Macedonian and Montenegrin mobile operations.

Network usage and access.   Revenues of the international mobile operations increased both in 2005 and 2006. In 2005, the increase was mainly as a result of the inclusion of T-Mobile Crna Gora’s revenue. In 2006, the strong increase at T-Mobile Macedonia was owing to the higher average number of subscribers and higher MOU, partly offset by lower per minute rates.

Within T-Mobile Macedonia’s subscriber base, prepaid subscribers represented 81.2 percent of total mobile customers at the end of 2006. T-Mobile Macedonia’s MOU increased by 14.3 percent from 63 minutes in 2005 to 72 minutes in 2006. The ARPU also increased from HUF 3,065 in 2005 to HUF 3,206 in 2006 as a result of the weakening of HUF against MKD.

T-Mobile Crna Gora had 331,616 subscribers and a 41.2 percent market share in the Montenegrin mobile market at the end of December 2006.

Enhanced services.   Enhanced services increased over the period mainly due to the consolidation of T-Mobile Crna Gora and in 2006, also as a result of increased number of SMSs at T-Mobile Macedonia.

Equipment sales.   Equipment sales revenue decreased in 2005 due to the lower average price of mobile handsets, partly offset by higher gross additions in the Macedonian mobile operations. In 2006, higher equipment sales revenue was owing to the longer consolidation period and increased sales during campaigns at T-Mobile Crna Gora.

Operating Expenses

Hungarian Mobile Operations

The following table sets forth information regarding operating expenses for the Hungarian mobile operations:

	Year ended December 31,			Year ended December 31,
	2004	2005	2006	2005/2004	2006/2005
	(in HUF millions)			(% change)
Operating expenses:
Employee-related expenses	18,708	20,540	19,185	9.8	(6.6)
Depreciation and amortization	47,571	33,897	36,359	(28.7)	7.3
Payments to other network operators	56,564	59,799	64,734	5.7	8.3
Cost of telecomm. equipment	34,172	29,548	48,822	(13.5)	65.2
Other operating expenses—net	43,846	47,214	52,432	7.7	11.1
Total	200,861	190,998	221,532	(4.9)	16.0

Employee-related expenses.   Employee-related expenses increased in 2005 principally as a result of increased wages and welfare expenses. In 2006, lower employee-related expenses were primarily attributable to higher personnel expenses capitalized.

Depreciation and amortization.   Depreciation and amortization expenses decreased in 2005 as in accordance with the IFRS 3 standard, goodwill relating to acquisitions after March 31, 2004 was not amortized and the amortization of the existing goodwill was discontinued from January 1, 2005 which caused a HUF 9,540 million decrease in 2005. The decrease was also due to the impairment on the Westel brand name booked in 2004.

Depreciation and amortization expenses increased in 2006 at TMH mainly due to the capitalized UMTS concession and also due to their higher gross asset base of telecommunications and IT equipments.

Payments to other network operators.   Payments to other network operators include amounts paid by TMH to other mobile telephone operators and to the fixed line telephone operators as well as to the foreign mobile telephone operators for terminating their calls. Payments to other network operators increased in both 2005 and 2006 as a result of the higher mobile penetration and increased traffic. The increase in 2005 was partly offset by lower international roaming outpayments as a result of favorable agreements concluded with other mobile operators, mainly with other T-Mobile companies.

Cost of telecommunications equipment.   Cost of telecommunications equipment decreased in 2005 as a result of lower average cost of phonesets at TMH, reflecting the development of a central procurement process within the DT Group. The significant growth in the cost of equipment in 2006 was due to the EDR activities of Pro-M. Higher cost at TMH was driven by higher gross additions and higher average cost of phonesets, partly compensated by lower equipment sales ratio.

Other operating expenses—net.   Other net operating expenses increased both in 2005 and 2006. In 2005, the increase mainly resulted from higher agency fees due to higher commissions paid for new subscribers in line with higher gross additions to subscribers. In 2006, higher other net operating expenses were mainly driven by increased concession fees due to the UMTS fee paid by TMH.

International Mobile Operations

The following table sets forth information regarding operating expenses for the international mobile operations:

	Year ended December 31,			Year ended December 31,
	2004	2005	2006	2005/2004	2006/2005
	(in HUF millions)			(% change)
Operating expenses:
Employee-related expenses.	1,657	2,582	3,138	55.8	21.5
Depreciation and amortization	8,434	8,894	10,816	5.5	21.6
Payments to other network operators	3,403	5,029	7,852	47.8	56.1
Cost of telecomm. equipment	3,227	3,522	3,985	9.1	13.1
Other operating expenses—net	7,966	10,361	9,513	30.1	(8.2)
Total	24,687	30,388	35,304	23.1	16.2

In 2005, total operating expenses from international mobile operations decreased by 6.5 percent without the consolidation of T-Mobile Crna Gora, including 1.0 percent decrease due to foreign exchange movements. In 2006, the weaker HUF against MKD and EUR had significant effect on the increase in the expenses of T-Mobile Macedonia and T-Mobile Crna Gora.

Employee-related expenses.   Employee-related expenses increased both in 2005 and 2006 reflecting the impact of the inclusion of T-Mobile Crna Gora’s expenses.

Depreciation and amortization.   Depreciation and amortization expenses increased significantly both in 2005 and 2006 mainly as a result of the consolidation effect of T-Mobile Crna Gora’s expenses. In 2005, this growth was largely compensated by lower depreciation and amortization expenses at T-Mobile Macedonia due to the cessation of goodwill amortization from January 1, 2005. Higher expenses in 2006 also resulted from the impairment of the Monet brandname in connection with the rebranding in Montenegro in September 2006.

Payments to other network operators.   Payments to other network operators increased considerably both in 2005 and 2006. Higher outpayments over the period primarily resulted from the consolidation of T-Mobile Crna Gora’s expenses. The increase was also due to T-Mobile Macedonia’s higher outpayments to Cosmofon in line with its larger subscriber base.

Cost of telecommunications equipment.   In 2005 and in 2006, cost of telecommunications equipment increased as a result of the inclusion of T-Mobile Crna Gora’s expenses. In 2005, this increase was partly offset by lower average cost of phonesets at T-Mobile Macedonia, while in 2006, the growth was partly compensated by the lower equipment sales ratio at T-Mobile Macedonia despite higher gross additions and higher average cost of phonesets.

Other operating expense—net.   Other net operating expenses increased in 2005 principally due to the consolidation of T-Mobile Crna Gora’s expenses. In 2005, other expenses include HUF 571 million paid under a consulting contract entered into by T-Mobile Crna Gora, as to which the Company has not been able to obtain sufficient evidence that it or its subsidiaries received adequate value. This amount also includes the tax implications of the payments as well. See “Item 15—Controls and Procedures”.

Other net operating expenses showed a decrease in 2006 as compared to 2005 resulting from the general cost cutting at T-Mobile Macedonia.

Operating Profit

Hungarian Mobile Operations

The following table sets forth information concerning operating profit and operating margin for the Hungarian mobile operations:

	Year ended December 31,			Year ended December 31,
	2004	2005	2006	2005/2004	2006/2005
				(% change)
Operating profit (in HUF millions)	59,707	75,219	75,677	26.0	0.6
Operating margin (%)(1)	22.9	28.3	25.5	n.a.	n.a

(1)                 Operating margin is the ratio of operating profit to revenue, expressed as a percentage.

Operating profit increased by 26.0 percent in 2005 mainly due to the significant decrease in depreciation charges resulting from the discontinuation of the goodwill amortization (HUF 9,540 million) and the impairment on the Westel brand name (HUF 4,426 million) in 2004. Cost of equipment also decreased in 2005 due to the central procurement process within Deutsche Telekom Group. In addition, revenues from Hungarian mobile operations increased by HUF 5,649 million in 2005. Operating profit remained broadly stable in 2006 as compared to 2005 as total revenues increased by HUF 30,992 million, while operating expenses increased by HUF 30,534 million year over year. Operating expenses increased due to the combined effect of significantly higher cost of equipment (primarily due to Pro-M’s EDR services), increased payments to other mobile operators, higher depreciation (resulting from higher gross asset base of telecommunications and informatics equipment as well as capitalized UMTS concession), increased other operating expenses—net and lower employee-related expenses.

International Mobile Operations

The following table sets forth information concerning operating profit and operating margin for the international mobile operations:

	Year ended December 31,			Year ended December 31,
	2004	2005	2006	2005/2004	2006/2005
				(% change)
Operating profit (in HUF millions)	9,047	12,305	17,095	36.0	38.9
Operating margin (%)(1)	26.8	28.8	32.6	n.a.	n.a.

(1)                 Operating margin is the ratio of operating profit to revenue, expressed as a percentage.

Operating profit increased by 36 percent in 2005 and by 38.9 percent in 2006 because total revenues increased at a higher rate than total operating expenses. The main driver in the increase of total revenues was the higher network usage and enhanced revenues. The consolidation of T-Mobile Crna Gora also contributed to the increase in operating profit over the period.

Finance Expenses

The following table sets forth information concerning finance expenses:

	Year ended December 31,			Year ended December 31,
	2004	2005	2006	2005/2004	2006/2005
	(in HUF millions)			(% change)
Interest expense	34,731	31,340	27,325	(9.8)	(12.8)
Other finance expenses	3,183	3,157	2,831	(0.8)	(10.3)
Less: Interest capitalized	—	—	(54)	n.a.	n.a.
	37,914	34,497	30,102	(9.0)	(12.7)

Finance expenses decreased both in 2005 and 2006 primarily as a result of the decrease in HUF interest expenses due to lower average HUF interest rates. In 2006, Magyar Telekom did not have to take loans for dividends, as no dividends were paid due to the delayed acceptance of the 2005 financial statements. The proportion of loan portfolio with variable interest rates was higher than in 2005.

Finance Income

The following table sets forth information concerning finance income:

	Year ended December 31,			Year ended December 31,
	2004	2005	2006	2005/2004	2006/2005
	(in HUF millions)			(% change)
Gain on sale of financial instruments	—	—	1,190	n.a.	n.a.
Gain on sale of subsidiary	191	—	121	n.a.	n.a.
Gains / (losses) on the valuation of derivative financial instruments)	647	—	377	n.a.	n.a.
Net foreign exchange gains /(losses)	(523)	1,014	(659)	n.m.	n.m.
Finance lease interest income	—	—	480	n.a.	n.a.
Interest and other financial income	1,453	1,982	3,183	36.4	60.6
	1,768	2,996	4,692	69.5	56.6

Finance income showed a significant increase both in 2005 and 2006. In 2005, higher income was driven by the higher foreign exchange gain at Maktel as a result of the weakening of the MKD against the USD, in which the majority of its foreign currency cash and receivables are denominated. Interest income increased at Maktel as it held higher amounts of cash and deposits in banks at longer maturities.

In 2006, increase in finance income was attributable primarily to Crnogorski Telekom as a result of the sale of CKB’s shares in December 2006. The increase in Magyar Telekom Plc.’s foreign exchange gains was due to the strengthening of the HUF in 2006. These increases were somewhat offset by higher foreign exchange losses at Maktel resulting from the unfavorable movements of the MKD against the USD.

See Notes 3, 16 and 17 to the consolidated financial statements for certain quantitative and qualitative information about financial instruments.

Income Tax—Total

The following table sets forth information concerning our income tax expense:

	Year ended December 31,			Year ended December 31,
	2004	2005	2006	2005/2004	2006/2005
	(in HUF millions)			(% change)
Income tax expense(1)	16,142	21,858	24,220	35.4	10.8

(1)                 Due to a change in IFRS rules, we report income tax without the taxation charge on the share of associate’s results from 2005 (the 2004 comparative figure was revised accordingly).

Deferred taxes have been recognized for temporary differences arising on the valuation of investments (mainly currency differences) in subsidiaries and associates in the parent companies’ books as required by IAS 12. For more details on the tax credits, see Note 9 to the consolidated financial statements.

Income tax expense increased in 2005 as a result of the significantly higher profit before tax at almost all members of the Group. The lower effective tax rate in 2005 (19.8 percent compared to 27.1 percent in 2004) was mostly due to the compounding of the tax credit carried forward related to the Hungarian broadband investments, which resulted in tax credits with no impact on profit before tax. In addition, the higher amount of other income related to the rebranding, which is not taxable, also contributed to the lower effective tax rate.

Income tax expense increased in 2006 as compared to 2005, mainly because of the deferred tax recognized in relation to withholding tax on future dividends based on the undistributed reserves of Maktel and Crnogorski Telekom. In addition, the higher profit before tax at our Macedonian and Montenegrin subsidiaries also increased income tax expenses. These increases were partly offset by lower income tax at Magyar Telekom Plc. in line with its lower pre-tax profit.

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

For a list of our critical accounting policies and assumptions, see Note 4 to the consolidated financial statements. For a discussion about the differences between our IFRS and U.S. GAAP accounting policies, see Note 37 to the consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow analysis

The following table sets forth information concerning our cashflows:

	Year ended December 31,
	2004	2005	2006
	(in HUF millions)
Net cashflows:
From operating activities	189,751	201,336	187,624
From investing activities	(100,787)	(131,566)	(122,259)
From financing activities	(72,095)	(61,848)	(35,154)
Effect of foreign exchange rate changes on cash and cash equivalents	(2,122)	1,259	1,569
Change in cash and cash equivalents	14,747	9,181	31,780
Cash and cash equivalents, beginning of year	22,132	36,879	46,060
Cash and cash equivalents, end of year	36,879	46,060	77,840

Net Cashflows from Operating Activities.   Our primary source of liquidity is cashflows from operating activities.

Net cashflows from operating activities increased by HUF 11,585 million in 2005 as compared to 2004. Income tax paid decreased by HUF 10,513 million, the amount of interest paid decreased by HUF 2,952 million and cash generated from operations decreased by HUF 1,880 million.

Net cashflows from operating activities decreased by HUF 13,712 million in 2006 as compared to 2005. The HUF 7,909 million increase in income tax paid and the HUF 7,005 million decrease in cash generated from operations was partly offset by HUF 1,202 million decrease in interest paid.

Net Cashflows from Investing Activities.   Net cashflows from investing activities are primarily driven by capital expenditures and acquisitions of businesses. In 2005, cash spent on purchase of subsidiaries increased significantly as compared to 2004 due to the acquisition of a 76.53 percent stake in Crnogorski Telekom. In 2006, the HUF 9,307 million decrease in cash outflow is predominantly due to the combined effect of the lower cash outflow for capital expenditures, the higher amounts of proceeds from disposal of real estate and from the sale of financial assets, partly offset by lower amount of dividends received. Purchase of tangible and intangible assets were HUF 91,748 million in 2004, HUF 103,587 million in 2005 and HUF 96,790 million in 2006.

Net Cashflows from Financing Activities.   Net cashflows from financing activities primarily relate to our borrowing activities and dividend payment.

In 2005, we received net proceeds from loans in an amount of HUF 20,734 million. The increase in borrowings is mainly due to financing the acquisition of Crnogorski Telekom. In 2005, we paid dividends to shareholders in an amount of HUF 84,551 million. The increase in dividends paid as compared to 2004 is primarily due to the higher amount of dividends paid to minority shareholders of Maktel in 2005. In 2006, we had a net repayment of loans of HUF 35,568 million as Magyar Telekom Plc. and Maktel did not pay dividends in 2006. Maktel used part of its cash-flow to buy back shares from the minority shareholders in 2006.

We carry indebtedness at a level we consider appropriate based on a number of factors, including cash flow expectations (i.e., cash requirements for ongoing operation, investment plans), expectations of investors, analysts, rating agencies and the overall cost of capital. We announced a definite dividend policy in 2003, according to which the net debt ratio is to be kept between 30 to 40 percent. Under the new dividend policy, based on the results of 2004, we paid an amount of HUF 70 dividend per share in 2005 and based on the results of 2005, we paid HUF 73 dividend per share in 2007, by which we maintained the net debt ratio in the target range. Our net debt ratio was 27.9 percent at December 31, 2006. Future dividend payment will be determined by the new dividend policy and will depend on our cashflow generation and potential acquisition opportunities.

For a discussion of our financial instruments, loans and other borrowings, see Notes 3, 16 and 17 to our consolidated financial statements.

By the end of May 2007, long term indebtedness increased by HUF 115 billion at Magyar Telekom Plc. from December 31, 2006, mainly due to long term loans taken to finance the dividend payments for 2005 and 2006 and to refinance some expiring short term loans.

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

In 2005, the HUF interest rates started to decline gradually from a very high basis, but from the second half of 2006 they increased again to approximately eight percent. At December 31, 2006, the loans were almost 100 percent denominated in HUF, thus the foreign exchange risk of the loan portfolio is naturally hedged by the HUF-denominated revenues.

At December 31, 2006, 61.1 percent of the loan portfolio bore fixed interest rates - these are mainly the medium and long-term elements of the portfolio - while 38.9 percent of the loan portfolio was subject to variable interest rates. Short-term loans are partially taken to manage liquidity peaks and their variable rates are based on Budapest Interbank Offered Rate (“BUBOR”). Taking into consideration HUF interest rate volatility, we follow the approach of balancing the fixed and variable interest rate elements in our loan portfolio.

We do not have any legal or economic restrictions on the ability of our subsidiaries to transfer funds to the Company in forms of cash dividends, loans or advances.

Our liquidity needs are primarily covered by our free cash flows. Liquidity peaks are financed from current account overdrafts and bilateral shelf facilities. The total available current account overdrafts at the end of 2006 amounted HUF 10,549 million. The total committed shelf facilities from the Hungarian market amount to HUF 82,349 million, out of which HUF 68,700 million was available at the end of 2006. We also have a EUR 50 million shelf facility with Deutsche Telekom, which functions as a safety net for potential liquidity peaks and has not been drawn since its signing on April 16, 2004.

We have uncommitted lines at Hungarian banks in the amount of around HUF 15 billion, which can be drawn for a maximum period of 90 days. Since these are non-committed lines, we do not rely on them when managing liquidity, however they are used when the liquidity need is only short-term. At the end of 2006, HUF 2 billion was drawn from these facilities.

	Amount of the facility	Drawn at the end of 2006	Available at the end of 2006
	(in HUF millions)
Current account overdrafts	14,608	4,059	10,549
Bilateral loans	82,349	13,649	68,700
DT shelf facility	12,615	—	12,615
Total credit lines	109,572	17,708	91,864
Total uncommitted lines	15,150	2,000	13,150
Total lines for liquidity purposes	124,722	19,708	105,014

The current amount and structure of the shelf facilities described above is sufficient, and for the purposes of liquidity management, we believe that there is no need to establish new facilities.

	Maturity structure
	2007	2008	2009
	(in HUF millions)
Current account overdrafts	14,608	—	—
Bilateral loans	59,349	2,000	21,000
DT shelf facility	12,615	—	—
Total credit lines	86,572	2,000	21,000

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

Our ordinary shares are listed on the Budapest Stock Exchange (“BSE”) and the American Depositary Shares, each representing five of our ordinary shares, are listed on the New York Stock Exchange (“NYSE”). We had 2,456,659 treasury shares at December 31, 2006. These shares are maintained to hedge and finance exercises of share options under the management share option plan launched in 2002. No issuance is likely in the foreseeable future.

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

On September 11, 2006 S&P revised our outlook from stable to negative, while affirming the A- rating. The move followed the outlook revision of DT. On August 31, 2006 Moody’s placed the Baa1 issuer rating in both local and foreign currencies of Magyar Telekom on review for possible downgrade, prompted by prolonged delay of the publication of our 2005 audited financial statements. After the publication of these figures, Moody’s confirmed the Baa1 issuer rating on January 31, 2007.

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

Tabular disclosure of contractual obligations

Our contractual obligations, including commitments for future payments under non-cancelable lease arrangements and short- and long-term debt arrangements, are summarized below and are disclosed in more details in Notes 16, 17 and 33 to our consolidated financial statements. Amounts disclosed as purchase obligations represent long-term commitments under outsourcing contracts, commitments towards international telecommunications carriers and other purchase commitments. Commitments under outsourced activities include a long-term contract for IT services, where payment obligations depend on a number of factors, such as the number of PCs, exchange rates and annual inflation rates, therefore the related amounts included in the table below are estimates.

This table excludes other obligations we may have, such as payroll and related human resource services (including bonuses and payments under our mid-term incentive plan). Payments under these contracts are based on the level of service required and are excluded from this table due to the uncertainty of the amounts to be paid, if any, as well as the timing of such amounts.

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in HUF millions)
Loans and borrowings including finance lease commitments	309,734	103,605	122,873	23,575	59,681
Interest on loans and borrowings	62,774	22,789	26,473	11,564	1,948
Operating leases.	43,349	6,869	10,943	7,870	17,667
Contractual commitments for capital expenditures	6,022	3,878	2,144	—	—
Purchase obligations	70,172	22,580	31,522	13,278	2,792
Trade and other payables	200,589	200,589	—	—	—
Total contractual cash obligations	692,640	360,310	193,955	56,287	82,088

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

On November 29, 2005, we entered into an agreement to acquire a 100 percent stake in Orbitel for a consideration consisting of EUR 7.35 million at the closing of the transaction, an additional EUR 500 thousand to be paid in 2008 depending on whether the two top managers stay at the company until the end of 2007, an additional EUR one million to be paid in 2008 if certain financial targets are met between 2005 and 2007. The closing of the transaction took place in February 2006.

In December 2006, Magyar Telekom agreed to acquire a 100 percent stake in MobilPress. The transaction was closed on January 25, 2007. See Note 5.1.6 to the consolidated financial statements for more details.

As agreed in December 2006, the Company signed a sale-purchase agreement to acquire an additional two percent ownership in TSH effective from January 1, 2007 for a purchase price of HUF 60 million. TSH has been an associate of the Group since September 2004.

According to the Share Purchase Agreement signed on June 16, 2006, the previous owners of KFKI were entitled to an earn-out payment of HUF 1.5 billion depending on the 2006 financial performance. As reported in the company’s full year 2006 consolidated financial statements, KFKI delivered HUF 19.8 billion revenues and HUF 2.0 billion EBITDA, reaching the predefined thresholds. As a result, on May 14, 2007, Magyar Telekom has paid the HUF 1.5 billion earn-out payment to the previous owners of KFKI.

On March 28, 2007, the Agency of Telecommunications and Postal Services of the Republic of Montenegro awarded a 3G license to T-Mobile Crna Gora. In April 2007, T-Mobile Crna Gora paid EUR 2.4 million for the license.

In addition to the above, Magyar Telekom assumes the legal expenses of its current and former employees involved in the internal investigation (see “Item 3—Risk Factors” and “Item 15—Controls and Procedures”); in connection with this we incurred HUF 458 million expenses in 2006. We are not able to estimate the expenses we will incur in 2007 and future years for legal counsel advising these individuals.

CAPITAL EXPENDITURES

Our capital expenditures on tangible and intangible assets totaled HUF 91,748 million in 2004, HUF 103,587 million in 2005 and HUF 96,790 million in 2006, including in each year changes in the balance of capital expenditure trade creditors and the recognition of investment tax credit. Capital expenditures include expenditures for (1) the fixed line network, including network operations systems, (2) mobile telecommunications and (3) new products, corporate infrastructure and other assets.

Purchases of tangible and intangible assets for the fixed line segment accounted for 40 percent in 2004, 53 percent in 2005 and 55 percent in 2006. Purchases of tangible and intangible assets for the mobile segment totaled 60 percent in 2004, 47 percent in 2005 and 45 percent in 2006.

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

RECONCILIATION TO U.S. GAAP

The following table shows net income and shareholders’ equity under IFRS and U.S. GAAP for the periods indicated:

	Year ended December 31,
	2004	2005	2006
	(in HUF millions)
Profit attributable to the equity holders of the Company (Net income):
IFRS	34,641	78,415	75,453
U.S. GAAP	39,684	69,260	71,481
Shareholders’ equity:
IFRS as reported	516,567	527,567	526,039
U.S. GAAP	534,907	542,098	538,190

The U.S. GAAP reconciliation adjustments (See Note 37 to the consolidated financial statements) can be grouped in two major categories as below:

1. Adjustments arising from differences that existed in the past and still amortizing or remaining in equity

These include revenue recognition differences originating from SAB 101, before the adoption of EITF 00-21 related to connection and activation fees; recognition of intangible assets acquired through business combinations and the corresponding impact on goodwill and the earlier discontinuation of goodwill amortization in U.S. GAAP than in IFRS.

2. New adjustments arising

These include the significantly higher amount of interest capitalization and the consequent impacts on tangible asset depreciation; recognition and consequent amortization and accretion of asset retirement obligations; compensation received from the parent company for the re-branding of the Group’s entities and products that is recognized as income in IFRS, while it is recognized as capital contribution in U.S. GAAP; and the recognition of derivatives embedded in contracts denominated in other currencies than the functional currency of the contracting Group company.

Related to the above adjustments, we also have income tax and minority adjustments where applicable.

The net impact of the recurring U.S. GAAP adjustments on the IFRS Net income is rather stable and insignificant. The apparent fluctuation is caused by the non-recurring adjustments including the re-branding compensation in 2004, 2005 and 2006, and the last year of goodwill amortization in IFRS in 2004.

Recent Accounting Pronouncements

We have reviewed the new standards, amendments and interpretations to existing standards that have been published that are mandatory for our accounting periods after January 1, 2007. For a list of recent IFRSs accounting pronouncements, see Note 2.1.3 to the consolidated financial statements. For a list of recent U.S. GAAP accounting pronouncements, see Note 37 to the consolidated financial statements.

RESEARCH AND DEVELOPMENT

Hungarian Fixed Line Operations

Magyar Telekom Plc. has a department dedicated to performance of research and development (“R&D”) projects to meet the demands of the rapidly changing market, such as development of our telecommunications networks and service platforms. The R&D department works in close cooperation with educational institutions (including the Budapest University of Technical and Economic Sciences and the Technical College of Budapest), strategic investors, suppliers and domestic and international development organizations. Following our accession to the European Union, several funds aimed encouraging research and development activities became available to us as well; this encouraged us to deepen our involvement in national and international consortiums engaged in R&D.

The harmonization projects among DT Group members (Maktel, Slovak Telekom, Croatian Telekom and T-Systems International) play an important role. The joint development themes enable us to utilize group-level synergies, pursue efficient financial and human resource management and use the same third party contractors for our R&D projects.

In the last few years, to maintain or expand the competitive positions of Magyar Telekom we developed the technical platform through the R&D activities for the introduction of new VoIP and multimedia-based services, based on the next generation (“NGN”) IP/Ethernet-based core and broadband fixed (ADSL, xDSL) and wireless (WLAN, WiFi) accesses.

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

In the last few years, we rolled out a wide range of broadband access technologies (e.g., ADSL, cable television, optical access network and managed leased line technologies) to satisfy demands for higher bandwidth. To widen the choice of broadband services, we considered the possibilities of implementing triple-play solutions. In 2006, multimedia services, including IPTV development, were tested in the Ethernet and DSLAM environment. Based upon this work, by the end of 2006, we introduced IPTV services. The possibility of introduction and application of IP High Definition TV (“HDTV”) and Three Dimension (“3D”) TV technologies are being investigated.

In 2006, we studied the usability of World Interoperability for Microwave Access (“WiMAX”) technology. WiMAX can provide wireless broadband access with effective radius of up to several kilometers with up to 70 Mbit/s radio throughput. WiMAX is in a standardization phase. We also plan to implement the new generation of xDSL technologies (VDSL2, Gigabit capable Passive Optic Network) in the access network to extend the broadband access coverage and provide higher bit rate.

The Global Resource Information Database (“GRID”) mass-computing platform prototype has been further developed providing quota management to enhance its security and to ensure resilience against data flooding attacks.

In the last two years, we laid down the basis for product developments toward the convergence of fixed and mobile networks (“FMC”) together with TMH. A Bluetooth and WiFi-based intelligent solution has been tested in our laboratory. Our next step in this field will be a study on the FMC possibilities in IP Multimedia Subsystem (“IMS”) environment, and WiFi/UMTS handsets. A study has been launched on the potential interconnection of the Next Generation fixed and mobile networks, based on the ETSI Telecoms and Internet converged Services and Protocols for Advanced Networks (“TISPAN”) IMS architecture.

When we aim to provide voice service over IP networks, Name Addressing and Routing (“NAR”) issues essentially differ from those that we experienced in the PSTN network. Electronic Telephone Number Mapping (“ENUM”) is one of the most promising technologies to provide information for IP based call routing including information for number portability, freephone and other number or address translation capabilities, SMS and MMS. This routing is available both internally and for interconnection of networks (peering). In 2006, we set up an experimental network and interconnected it with the ENUM trial system of Deutsche Telekom to examine the possibilities of the ENUM infrastructure. In 2007, we aim to build an ENUM network that will be used for dynamic call routing based on Bluetooth sensors.

We have developed a test system for hearing-impaired users, which transforms the speech signals into moving images, so users can recognize the speech by lip-reading.

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

In the next phase, the main focus will be on extension of ADSL capacities nationwide and development of new services. To expand broadband offerings, Maktel will evaluate video services in terms of its technical feasibility, impact on access and transport network.

Maktel will continue to dedicate necessary resources for implementation of new technologies to develop the capacity to offer broadband services that will satisfy customers’ demands. For connection of business customers Metro Ethernet equipment will be used.

Maktel is making preparations for interconnection and convergence of separate voice and data networks. The NGN concept has been seen as a long-term project. Maktel does not plan significant development of traditional PSTN/ISDN network except for purposes of maintenance and compliance with the regulatory requirements. The key focus will be on provisioning of broadband access, upgrade of transport network and network migration towards NGN.

Hungarian Mobile Operations

TMH works in close cooperation on R&D projects with educational institutions such as the Budapest University of Technical and Economic Sciences, strategic investors and suppliers to meet the demand of the rapidly changing market.

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

“Digital Home” is a new field in home automation. These systems aim to make life at home easier. An already common tool in home automation is the remote controlling of lighting, heating, security, garage doors and entertainment devices as TV, Hi-Fi, video, etc. The research focuses on the evolution and the present of digital home systems. Current systems are aimed at integration, the possibility to control multiple household and entertainment devices with non-dedicated controllers, such as a cellular phone or multi-purpose displays scattered around the flat.

The Mobile Communications and Computing Laboratory (“MCL”) supported by TMH is located at the Department of Telecommunications of BME. Currently there are six staff members, 17 PhD students and approximately 80 undergraduates working on various projects. MCL has strong and successful cooperation since its foundation with TMH. In 2006, the projects focused on 3G radio access planning, application of mobile technology in interactive TV broadcasting and mobile security.

ENUM is an Internet Engineering Task Force (“IETF”) standard. ENUM allows telephone operators to map telephone numbers to various Internet services. ENUM uses the standard domain name system (“DNS”) to store the mapping information about different types of services and its mappings. ENUM facilitates the convergence of telecommunications technologies. There were two studies prepared for TMH which describe the technology, the relevant standards and the recent developments in the standardization. Both studies concentrate on the implementation and the use of ENUM by TMH to introduce new services in the Hungarian market.

One of the new technologies in mobile communications is the Radio Frequency Identification (“RFID”). RFID offers a means of identification, where reader devices are capable of sensing—and reading data from—RFID tags in their active radius without physical contact. The goal of the current project is to provide TMH with up-to-date information, educational material, expert consultations, testing environment and experimental pilot projects in the area of RFID technology. As a result of this project, TMH will be better prepared for developing and using commercial RFID applications once RFID enabled mobile phones become widely available.

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

Our R&D teams have developed an e-recharge gateway function that is offered and used by T-Mobile Macedonia dealers for sales of electronic recharges of prepaid vouchers. The system is experiencing intense capacity growth as more and more dealers are utilizing this cost effective process for voucher sales.

Mass market SMS, Interactive Voice Response (“IVR”), SMS2TV based games and quizzes are also developed to support our market presence and leadership.

In cooperation with other T-Mobile International companies, we are in an early stage of developing a system for Automated Device Management that should enable easier VAS service adoption on the local market.

T-Mobile Macedonia started an IT infrastructure consolidation project aimed at transforming it to a better operating and more efficient system. Together with our suppliers, we are building a component based, service oriented architecture that should enable leaner operation and faster time-to-market service development.

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

All risks related to material internal and external operations, financial and legal compliance and certain other risks are evaluated and managed by a well-defined internal mechanism. A risk management handbook and a Chief Executive Officer (“CEO”) directive on risk management were published in 2003. A risk management course was developed for employees responsible for risk management in all organizational areas. Risk items affecting our operations are reviewed quarterly throughout the Group. All of our subsidiaries, business units, divisions and entities are obliged to identify and report their operational risks on a quarterly basis. After evaluation of these risks, results are reported to our management, to the Audit Committee and to DT.

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

The Disclosure Committee consists of individuals knowledgeable in significant and diverse aspects of our business, finances and risks. The members of the Disclosure Committee are:

•       Group Compliance Director;

•       Director of Group Accounting Branch;

•       Director of Group Legal Services Branch;

•       Director of Group Human Resources Branch;

•       Head of Secretariat of the Chairman-CEO;

•       Head of External Reporting Department;

•       Head of the Business Development and Acquisitions Branch;

•       Head of Group Investor Relations Department; and

•       Head of Group Risk Management Department.

Director of Internal Audit Branch is a permanent invitee.

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

Pursuant to our Articles of Association, the Board of Directors consists of a minimum of six and a maximum of eleven members elected at the annual general meeting of the shareholders for a term of three years. One of the current directors was nominated by the holder of the Series “B” Share pursuant to the Articles of Association, seven of the current directors were nominated by MagyarCom and two of the current directors are independent; MagyarCom therefore controls Magyar Telekom.

Meetings of the Board of Directors are held at least four times a year. Meetings of the Board of Directors require the presence of six members for a quorum. Each member has one vote. The Board of Directors passes resolutions by a simple majority vote.

On December 31, 2006, members of the Board of Directors, their principal occupations and the years of their original election were as follows:

Name	Age	Principal Occupation	Member since
Christopher Mattheisen	45	Chairman and Chief Executive Officer of Magyar Telekom Plc.	2006
Dr. István Földesi(1)	58	International business advisor	2003
Dr. Mihály Gálik	60	Director of the Marketing and Media Institute of the Corvinus University	2006
Michael Günther	62	Member of the Management Board of T-Mobile International	2002
Dr. Klaus Hartmann(2)	46	Chairman and Chief Executive Officer of Polska Telefonia Cyfrowa Sp. Z o.o	2000
Horst Hermann	52	Senior Executive Vice President of DT, responsible for Affiliate Management in Central and Eastern Europe	2003
Thilo Kusch	42	Chief Financial Officer of Magyar Telekom Plc.	2006
Gerhard Mischke	48	Senior Executive Vice President, Treasury and International Investment, DT	2005
Frank Odzuck	47	Chief Executive Officer of Zwack Unicum Plc.	2006
Dr. Ralph Rentschler	46	Member of the Management Board of T-Com	2003

(1)                 Representative of the holder of the Series “B” Share

(2)                 Resigned from his position on June 19, 2007.

Other Principal Directorships of Members of the Board of Directors

Name	Position held	Company
Christopher Mattheisen	None
Dr. István Földesi	President	Inter-Access, Inc. (US)
	Member of the Board of Directors	Sláger Rádió
	Managing Director	Hungarian Technology Center
Dr. Mihály Gálik	None
Michael Günther	Chairman of the Board of Directors	T-Mobile Slovensko a.s., Slovakia
	Member of the Board of Management	T-Mobile Worldwide Holding GmbH
	Chairman of the Supervisory Board	T-Mobile Macedonia
	Chairman of the Supervisory Board	Polska Telefonia Cyfrowa Sp. Z. o.o., Poland
	Member of the Supervisory Board	T-Hrvatski Telekom, Croatia
	Vice-Chairman of the Supervisory Board	T-Mobile Hrvatski d.o.o., Croatia
Dr. Klaus Hartmann	Chairman of the Management Board	Polska Telefonia Cyfrowa
Horst Hermann	Member of the Supervisory Board	T-Hrvatski Telekom, Croatia
	Member of the Board of Directors	Slovak Telecom
Thilo Kusch	None
Gerhard Mischke	Member of the Supervisory Board	Deutsche Telekom, Inc., New York
	Member of the Supervisory Board	DeTe Asia Holding GmbH
	Chairman of the Supervisory Board	T-Hrvatski Telekom, Croatia
	Member of the Supervisory Board	T-Systems International GmbH
Frank Odzuck	Member of the Board of Directors	Zwack Unicum Plc.
Dr. Ralph Rentschler	Member of the Board of Directors	Slovak Telecom
	Member of the Supervisory Board	T-Hrvatski Telekom, Croatia
	Member of the Supervisory Board	CAP Customer Advantage Program GmbH
	Member of the Supervisory Board	DeTe Fleet Services GmbH

Biographies of Members of the Board of Directors

Christopher Mattheisen.   Mr. Mattheisen studied economics and finance at Indiana University of Bloomington and at Columbia University. He first came to Hungary in 1990 to start a strategic planning and business consulting company. In 1993, in his capacity as a marketing manager of U.S. West International, Mr. Mattheisen helped launch various Hungarian, Polish and Czech mobile service operators. He worked as a marketing and sales director of TMH between 1993 and 1996. Between 1997 and 1999, he ran sales and marketing activities of MediaOne in London and later worked in Britain as a business, sales and marketing director of BT’s Cellnet. In September 2002, Mr. Mattheisen became Chief Officer of Residential Services of Magyar Telekom and in January 2005 Chief Officer of the Wireline Lines of Business (“T-Com”, including Residential Services, Internet and Network divisions). From December 6, 2006, Mr. Mattheisen is the Chief Executive Officer of Magyar Telekom, from December 21, 2006 he is the Chairman of the Company’s Board of Directors.

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

Dr. Mihály Gálik.   Dr. Gálik is a senior university lecturer with a Ph.D in economics. He spent nearly two decades in the media, working for Hungarian Radio, where he held several positions involving high responsibility, including that of Managing Director. Afterwards, his professional career has been linked to the Budapest University of Economics (currently called Corvinus University), one of the most prestigious institutions in Hungarian academic education. For three years, he was a senior lecturer, while in the last seven years he headed several departments at the university. He is a key figure of the university’s cultural life, author of some 70 scientific publications including four textbooks. He is also a recipient of the Széchenyi Professor Scholarship. He is the Director of the Marketing and Media Institute of the Corvinus University and the Head of the Media, Marketing Communications and Telecommunications Department.

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

Thilo Kusch.   Mr. Kusch studied communication engineering and business administration at Technische Universität Berlin. From 1989 to 1992 he successfully established his own company selling PCs and PC network to residential and small business customers. From 1992 to 1998 he worked in a leading position in Arthur D. Little’s Telecoms, IT, media and entertainment practice as a management consultant and from 1998 to 2001 he was telecommunications equity analyst with Dresdner Kleinwort Wasserstein. He joined Deutsche Telekom Group in 2001 as Senior Director in charge of IPO preparations and investor relations for T-Mobile International. Since April 2002 he was a Senior Executive Vice president of Deutsche Telekom, in charge of investor relations. He was appointed Chief Financial Officer of Magyar Telekom in September 2006.

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

Frank Odzuck.   Mr. Odzuck obtained an economist degree in 1983 in Budapest. He has been working in Hungary for over 15 years. He was the managing director of the Hungarian operations of Eduscho and Eduscho-Tchibo for 8 years and later the managing director of Nestlé-Schöller Hungary Ltd. Since 2003, he has been the CEO of Zwack Unicum Rt, listed on the Budapest Stock Exchange. The company, producing and marketing a genuine “Hungaricum”, is one of the best-known international companies in Hungary (Underberg, Diageo).

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

Management Committee

Pursuant to our amended Articles of Association and the amended Rules of Procedure of the Board of Directors, the Board of Directors established a Management Committee in 2000, which is empowered to carry out the day-to-day operations in accordance with the annual business plan. On December 31, 2006, the Management Committee consisted of six chief officers of Magyar Telekom. The members were as follows:

Name	Age	Position	Member since
Christopher Mattheisen	45	Chairman and Chief Executive Officer	2006
Thilo Kusch	42	Chief Financial Officer	2006
Dr. Tamás Pásztory(1)	55	Chief Human Resources and Legal Officer	2000
György Simó	40	Chief Operating Officer, Wireline Services LoB and Chief Executive Officer of T-Online	2006
Zoltán Tankó.	49	Chief Operating Officer, Business Services LoB	2000
János Winkler	52	Chief Operating Officer, Mobile Services LoB	2006

(1)                 Resigned from his position as of March 30, 2007. Effective April 1, 2007, Éva Somorjai was appointed as Chief Human Resources Officer. At the same time, a Chief Information Officer position was established and István Maradi was appointed to fill this position. Both new officers are members of the Management Committee.

Other Principal Directorships of Members of Management Committee

Name	Position held	Company
Christopher Mattheisen	See above
Thilo Kusch	See above
Dr. Tamás Pásztory	Member of the Board of Directors	Investel Zrt.
	Member of the Board of Directors	T-Online Hungary Zrt.
György Simó	Member of the Board of Directors	T-Online Hungary Zrt.
	Member of the Board of Directors	Maktel
	Trustee	Magyar Mozgókép Közalapítvány
	Member of the Advisory Board	Dataplex Kft.
Zoltán Tankó	Chairman of the Supervisory Board	Linum Foundation
János Winkler	None

Biographies of Chief Officers

Christopher Mattheisen.   See “Biographies of Members of the Board of Directors” above.

Thilo Kusch.   See “Biographies of Members of the Board of Directors” above.

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

György Simó.   Mr. Simó graduated in 1997 at ELTE Sociology Department. During his studies received a scholarship to the Sociology Department of the New School for Social Research (New York). In 1991 he founded Tilos Radio, where he acted as host, later as Chairman of the Board of Trustees. From 1996 to 1998 Vice-Chairman of AMARC-EUROPE, the European Association of Community Radio Broadcasters. From 1999 he was Program Director at MATÁVnet, then in 2000 one of the leaders of the project elaborating Magyar Telekom’s Internet strategy. From April 1, 2000 Chief Officer and Executive Director of MATÁVnet Kft., from September 1, 2000 Senior Chief Officer of the company (renamed on May 2, 2001 to Axelero Internet Rt.) responsible for media, strategy and communication, from July 2002 member of Axelero Internet Rt.’s Board of Directors. From November 1, 2003 CEO of Axelero Internet, from May 6, 2005 CEO of T-Online, Deputy to Head of T-Com and Head of T-Com’s Internet Services Division. As of September 20, 2006, György Simó was appointed Chief Operating Officer of the Wireline LoB of Magyar Telekom. He also retains his position as CEO of T-Online Hungary.

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

János Winkler.   Mr. Winkler earned an economics degree at the Budapest University of Economic Sciences, and in 2000 an MBA degree at Purdue University (USA). He started his career as trade manager with Nikex Foreign Trade Company, then from 1986 to 1991 he served in Beijing at the Commercial Section of the Republic of Hungary, first as commercial secretary, later deputy counselor. From 1992 he was National Sales Manager, later Deputy Director of Marketing at TMH and in 1994 he was appointed Deputy CEO. From February 1996 he has been Chief Marketing and Sales Officer of TMH. As of January 20, 2006, he was appointed TMH’s CEO and became member of the Management Committee of Magyar Telekom. From March 1, 2006 he has been Chief Operating Officer of Magyar Telekom’s Mobile Services LoB.

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

On December 31, 2006, the members of the Supervisory Board, their principal occupation and the years of their original election were as follows:

Name	Age	Principal Occupation	Member since
Géza Böhm	54	Chairman of Hungarian Telecommunications Trade Union	2002
Attila Csizmadia(1)	57	Ministry of Finance, Chief Counsellor	2003
Dr. Ádám Farkas	39	CEO of Allianz Bank Zrt.	2005
Dr. János Illéssy	44	Chief Financial Officer of Borsodchem	2006
Gellért Kadlót	58	Member of the Workers’ Council of the sales field	2002
Dr. Sándor Kerekes	58	Director of Institute of Environmental Sciences Corvinus University Budapest	2006
Dr. Thomas Knoll	40	Senior Executive Vice President, Corporate Audit	2005
Konrad Kreuzer	58	Chairman of the Board of Directors of E.ON Hungária Zrt.	2006
Dr. László Pap	63	Budapest University of Technology, Professor and Head of Telecommunication Department	1998
György Varju	60	Chairman of the Workers’ Council at Technical Services	2005
Péter Vermes	60	Chairman of Magyar Telekom’s Central Workers’ Council	1995

(1)                 Representative of the holder of the Series “B” Share

On March 1, 2007, Dr. György Szapáry joined the Supervisory Board.

Other Principal Directorships of Members of the Supervisory Board

Name	Position held	Company
Géza Böhm	Member of the Supervisory Board	DIMENZIÓ Biztosító és Önsegélyező Egyesület
Attila Csizmadia	Member of the Supervisory Board	Postaautó Tisza ZRt.
	Member of the Supervisory Board	Puskás Tivadar Közalapítvány
	Member of the Supervisory Board	Neumann János Digitális Könyvtár és Multimédiás Központ Kht.
	Member of the Board of Directors	MÁV Cargo ZRt.
Dr. Ádám Farkas	Member of the Board of Directors	Thomson Financial Services Ltd., Hungary
	Member of the Board of Directors	Allianz Bank Zrt.
	Member of the Board of Directors	Budapest Airport Ltd.
	Member of the Supervisory Board	Central European Broker Training Foundation
Dr. János Illéssy	Member of the Supervisory Board	Béres Gyógyszergyár Zrt.
	Member of the Board of Directors	Borsodchem Plc.
Gellért Kadlót	None
Dr. Sándor Kerekes	Member of the Supervisory Board	Tomori Pál Főiskola
	Chairman of the Advisory Board	Zöld Iránytő Alapítvány
	Chairman of the Advisory Board	Partners Hungary Alapítvány
Dr. Thomas Knoll	None
Konrad Kreuzer	Chairman of the Board of Directors	ZSE
	Chairman of the Supervisory Board	E.ON Tiszántúli Zrt.
	Chairman of the Supervisory Board	E.ON Észak-Dunántúli Zrt.
	Chairman of the Supervisory Board	E.ON Dél-Dunántúli Zrt.
	Chairman of the Supervisory Board	KÖGÁZ Zrt.
	Chairman of the Supervisory Board	DDGÁZ Zrt.
Dr. László Pap	None
György Varju	None
Péter Vermes	None

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

Dr. János Illéssy.   Dr. Illéssy is an electrical engineer graduated from the Budapest Technical University and acquired MBA and PhD degrees at the Pittsburgh University. For over one and a half decades he worked for Pannonplast, a plastics manufacturer company listed at the Budapest Stock Exchange, in various positions of advisor, controller, Chief Financial Officer and Chief Executive Officer. From 2001 to 2003 he has been the managing director of the Hungarian branch bank office of BNP Paribas. Since 2004 he has been the Chief Financial Officer and member of the Board of Directors of BorsodChem.

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

Dr. Sándor Kerekes.   Professor Kerekes has a PhD in Chemistry and a Degree in Economics as well as an advanced Management Program in Harvard Business School. He served as Chairman in various Boards of mid sized companies in Hungary for 15 years. The last 8 years he served as the Head of Business Administration Faculty of the Corvinus University of Budapest. He is the Director of the Institute of Environmental Sciences of Corvinus University.

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

Konrad Kreuzer.   Mr. Kreuzer is a lawyer with a degree in Business Administration. After serving in various positions at the Universities of Munich and Konstanz and in the Ministry of Domestic Affairs of the State of Bavaria, he joint Bayernwerke utilities as a Head of the Law and Property Department. Since 1997, he has been serving EON in Hungary as the Chairman of the Board of Directors. His current responsibilities are Legal Affairs, Gas Business and International Affairs. He is also a Chairman of the Board of Directors of Západoslovenska energetika, Slovakia.

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

The mandate of the members of the Board, Supervisory Board and Audit Committee expired on April 26, 2007, on the date of the annual general meeting closing business year 2006. On the same day, the annual general meeting elected the following people to these bodies:

Board of Directors: Dr. István Földesi, Dr. Mihály Gálik, Michael Günther, Dr. Klaus Hartmann, Horst Hermann, Rudolf Kemler, Thilo Kusch, Christopher Mattheisen, Frank Odzuck and Dr. Ralph Rentschler.

Supervisory Board: Jutta Burke, Attila Csizmadia, Dr. Ádám Farkas, Dr. János Illéssy, Gellért Kadlót, Dr. Sándor Kerekes, István Koszorú, Konrad Kreuzer, Dr. László Pap, Dr. György Szapáry, Péter Vermes and György Varju.

Audit Committee: Dr. Ádám Farkas, Dr. János Illéssy, Dr. Sándor Kerekes, Dr. László Pap and Dr. György Szapáry.

The mandate of the members of the Board, Supervisory Board and Audit Committee lasts until the day of the Annual General Meeting that closes fiscal year 2009, but no later than May 31, 2010.

Indemnification of the Board of Directors and the Supervisory Board

Pursuant to our Articles of Association, to the extent permitted by law, we are required to indemnify each current and former member of the Board of Directors and the Supervisory Board under certain circumstances. Generally, if such individual is liable for certain costs or damages in connection with his or her board position and has acted in good faith, we must indemnify him or her. We may maintain insurance on behalf of any member of the Board of Directors or the Supervisory Board against any liability asserted against him or her and incurred by him or her in any such capacity, whether or not we have the obligation to indemnify him or her against such liability.

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

Compensation of Directors and Officers

For the year ended December 31, 2006, the aggregate compensation of the members of the Board of Directors was HUF 8.5 million.

For the year ended December 31, 2006, the aggregate compensation of the members of the Supervisory Board was HUF 17.5 million.

For the year ended December 31, 2006, the aggregate compensation of the members of the Management Committee (“MC”) was HUF 817.3 million.

Half of the MC members have an employment contract for a fixed duration. Pursuant to Hungarian legislation, if an employment contract is terminated before the end of its term, the average compensation received by the employee prior to such termination is payable for the remaining period up to 12 months. In the case of an employment contract for a fixed duration the notice period is normally six months, and severance is between 16 and 21 months.

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

Board Practices

Members of the Board of Directors and the Supervisory Board are elected for a term of three years. Members of the Management Committee are elected for the duration of their employment in the respective chief officer position.

Employment contracts with our management employees contain special provisions providing for entitlements after termination of employment; therefore, the amount of severance is higher than the amount required by the applicable provisions of the Labor Code.

In compliance with the relevant provisions of the new Company Act and the amendments to the Company’s Articles of Association approved on October 9, 2006 the EGM held on November 6, 2006 elected an Audit Committee from the independent members of the Supervisory Board. Since November 6, 2006, the members of the Audit Committee of Magyar Telekom are Dr. Ádám Farkas (Chairman), Dr. László Pap, Dr. János Illéssy, Dr. György Szapáry and Dr. Sándor Kerekes. The mandate of Dr. György Szapáry has begun as of March 1, 2007.

The Audit Committee assists in appointment of independent auditors to be elected by the annual general meeting and reviews the scope of external audit services. It advises the Supervisory Board with respect to approval of all audit and non-audit services to be performed by the external auditor. The Audit Committee also reviews our annual financial statements, taking into account results of audits and reviews performed by the independent auditors. The Audit Committee also reviews financial reports submitted to the stock exchanges, banks and regulatory bodies as well as reports prepared by our internal auditors. The Audit Committee meets at least four times a year.

The Remuneration Committee makes proposals to the Board of Directors with respect to appointment and dismissal, as well as remuneration of chief officers, including establishment and assessment of bonus targets. Members of the Remuneration Committee are Michael Günther, Frank Odzuck and Dr. Ralph Rentschler. The Remuneration Committee meets at least three times a year.

Employees

We had 12,341 employees as of December 31, 2006. The following table provides information concerning the number of full-time employees, including full-time equivalents, of Magyar Telekom Plc. and its consolidated subsidiaries:

	2004	2005	2006
Magyar Telekom Plc.	7,740	5,478	6,980
Magyar Telekom Plc. and its consolidated subsidiaries:	13,724	11,919	12,341

The following table provides information on the breakdown of Magyar Telekom’s employees by operations:

	Number of employees
	2004	2005	2006
Hungarian fixed line operations	9,141	6,852	6,963
International fixed line operations	2,386	2,760	2,901
Hungarian mobile operations	1,780	1,708	1,880
International mobile operations	417	599	597
Total	13,724	11,919	12,341

Workforce Reduction and Redeployment.   Centralization, technological improvements and attrition have allowed us to reduce the size of our workforce. While overall personnel levels are falling, the number of highly skilled employees is increasing. We plan to further reduce the number of our employees.

In 2005 and 2006, we carried out a restructuring program, which included a significant headcount reduction. The objective of the restructuring program was to redefine the focus of our operation and consumption patterns. We reallocated substantial human and financial resources to the mobile, data and Internet operations.

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

Pensions and Benefit Programs.   We provide employees with discounted telephone services, subsidized meals, interest-free loans to purchase real estate, discount holiday facilities and other fringe benefits. In addition to our statutory contributions to governmental health, retirement and unemployment schemes, we contribute to the employees’ voluntary pension fund and supplementary benefits fund, which provide private pension and health insurance benefits supplementing government pension and health benefits. We do not, however, guarantee payment by the benefits fund to its members. At the end of 2006, approximately 85 percent of all employees participated in the pension plan, 78 percent in the self-help plans and 71 percent in the health fund.

Share Ownership of Management

The following table sets out information relating to holdings of ordinary shares by our directors and executive officers at December 31, 2006:

Name	Position	No. of Options Owned	No. of Shares Owned
Christopher Mattheisen	Chairman-CEO, Board Member	—	—
Dr. Klaus Hartmann	Board Member	103,600	8,000
Dr. Mihály Gálik	Board Member	—	1,000
Horst Hermann	Board Member, Remuneration Committee Member	—	400
Attila Csizmadia	Supervisory Board Member	—	6,272
György Varju	Supervisory Board Member	—	417
Péter Vermes	Supervisory Board Member	3,600	8,800
Dr. Tamás Pásztory	Chief Human Resources and Legal Officer	70,000	—
Zoltán Tankó	Chief Operating Officer, Business Services LoB	—	1,100
Total		177,200	25,989

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

On May 15, 2007, the number of treasury shares further declined to 1,789,575 due to options exercised as part of the company’s management incentive program.

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

The Government of Hungary.   The Hungarian government has significant influence over our activities as the holder of the Series “B” Share and as the regulator of the Hungarian telecommunications sector. Ownership of the Series “B” Share gives the Hungarian government, through the Minister, certain special rights in the election of one member of each of the Board of Directors and the Supervisory Board and the right to require the Ministry’s consent for certain other decisions taken at the general shareholders’ meeting. On April 16, 2007, the Hungarian Parliament approved a bill transforming the “B” share into ordinary share and abolishing the special rights attached to it. Within 90 days after the new law comes into effect companies will have to modify their internal regulations accordingly. The Hungarian government, acting through the Ministry and various regulatory bodies under its supervision, will continue to exercise regulatory control over our telecommunications activities.

Related party transactions

For a discussion of related party transactions, see Notes 16 and 35 to the consolidated financial statements.

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

Furthermore, in January 2007 the Budapest Metropolitan Court upheld Magyar Telekom Plc’s claim and obliged the Fund to pay to Magyar Telekom Plc. the late payment interest it is entitled to after the amount due to Magyar Telekom Plc. for 2002 in the amount of HUF 194 million. Following the Fund’s appeal against this decision, the appellate court in its decision in June 2007 amended the ruling of the Metropolitan Court and refused Magyar Telekom Plc.’s claim for the HUF 194 million late payment interests. The ruling is final and binding. It is yet undecided whether Magyar Telekom Plc. wishes to initiate judicial review of the decision with the Supreme Court.

At the same time, the Budapest Metropolitan Court—applying the 2004 regulation with retroactive effect—ruled that the amount due to Magyar Telekom regarding 2003 can only be determined in a decision of the NCA. In the court appeal phase of this NCA procedure the Court also found Magyar Telekom Plc’s claim founded and obliged the NCA to initiate new proceedings. The sum defined in the decision concluding this procedure will be Magyar Telekom’s entitlement for 2003. The NCA in its repeated procedure determined that the amount due is HUF 1,468 million, same as determined in its first procedure.

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

The Fund requested the Hungarian Tax Authority to execute prompt collection in the amount of HUF 849 million (HUF 1,131 million minus HUF 282 million) against Magyar Telekom. Magyar Telekom Plc. initiated proceedings against the Fund, asking the court to declare that the company has no outstanding debt towards the Fund and to oblige the Fund to refund the HUF 891 million (with interest due since November 21, 2006) collected from Magyar Telekom Plc.

Despite Magyar Telekom Plc.’s request delivered to the Tax Authority to stop or suspend its procedure, and not to start the execution—the Fund’s claim being unfounded in Magyar Telekom Plc.’s view—the Tax Authority executed the collection of the amount with interest.

As the appropriate amount of receivables and payables were recognized in the consolidated financial statements, no provision was considered necessary.

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

Pursuant to the Electronic Communications Act, the NCA launched in March 2004 a new market assessment and analysis procedure to identify providers with SMP in certain relevant markets. The NCA completed the analysis on January 17, 2005 and found all three GSM mobile operators in Hungary as providers with SMP in their respective national voice call termination markets subject to regulatory obligations. The NCA’s decision perpetuated the asymmetry in the mobile operators’ termination fees, as it allows a 20 percent difference between the lowest and the highest termination fee. Because of this asymmetry, TMH filed a suit to challenge this decision in court. The first instance court repealed the 20 percent rule and certain other provisions of the NCA’s decision. The second instance court in its binding decision on March 23, 2007 partly amended the first instance decision and refused the claim of the plaintiffs in its entirety. TMH has appealed the decision to the Supreme Court.

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

The appellate court in its decision of May 2007 annulled the first instance decision and ordered the Metropolitan Court to initiate new proceedings.

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

As the relevant amounts of receivables and payables were recognized in the consolidated financial statements, no provision was considered necessary.

Base station disturbance

TMH is currently a defendant in numerous lawsuits in which various parties are seeking damages for alleged disturbance caused by base stations operated by TMH. The aggregate amount of such claims is approximately HUF 500 million. TMH believes that these claims are ill founded, as base stations do not disturb owners of the neighbouring houses and fields in the use of their properties. Under this reasoning, some of the Courts of Appeals have remanded a number of unfavourable decisions rendered by the courts of first instance. The majority of the lawsuits are pending before the courts of first instance.

We consider risks of the suits high, since the courts tend to rule in favour of the plaintiff in similar cases. We made a provision in our financial statements for the full amount of these claims.

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

The plaintiff’s request for injunction was denied against which the plaintiff has appealed.

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

The court rejected the claim of OrigoApro.hu Kft. at first instance.

We believe the possibility of any outflow in settlement to be remote, therefore no provision was recorded for this purpose.

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

We believe the possibility of any outflow in settlement to be remote, therefore no provision was recorded for this purpose.

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

On June 15, 2007, the court obliged Maktel and the Montenegrin Ministry of Internal Affairs jointly to pay 18 plaintiffs 350,000 MKD each (approximately 26 million HUF in total). After receiving the written decision, the defendants intend to appeal.

We believe the possibility of any outflow in settlement to be remote, therefore no provision was recorded for this purpose.

Terminated agreement for collection services for overdue accounts

Newsphone DOO Skopje in Macedonia initiated proceedings against T-Mobile Macedonia, alleging that T-Mobile Macedonia unilaterally terminated an agreement for collection services for overdue accounts of T-Mobile Macedonia’s subscribers, to seek damages for the future profit and the compensation for services already rendered. Newsphone is seeking MKD 978.7 million (approximately EUR 16.0 million) plus interest from April 18, 2002, for the lost profit, and MKD 4.4 million (approximately EUR 0.1 million) plus interest from May 15, 2002, for services already rendered. T-Mobile Macedonia believes that Newsphone breached several of its contractual obligations in the “trial period,” during which T-Mobile Macedonia may evaluate the services of Newsphone, and if not satisfactory, terminate the agreement. The case is in its initial phase. T-Mobile Macedonia expects the resolution of this lawsuit to take a long time, due to complexities of the case and the large amount of damages sought. The expert analysis ordered by the court concluded mostly in favor of T-Mobile Macedonia. The plaintiff submitted an objection against the expert used. In general, the analysis was accepted by the court, however, the expert was requested to provide additional clarifications and information, which was received (positive for T-Mobile Macedonia). The plaintiff has requested exclusion of the expert.

We believe the possibility of any outflow in settlement to be remote, therefore no provision was recorded for this purpose.

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

At the preliminary hearing held on September 4, 2006, MOL withdrew its request for an interim measure enjoining future sales of Maktel retail ASDL. The court accepted the withdrawal. Following a long delay in the procedure due to the illness of the original judge the procedure continued with a repeated preliminary hearing under the presidium of a new judge, where additional provisions and evidence were proposed by MOL. Maktel at the same time stated that MOL does not have sufficient evidence and that the Court should reject its claim as ungrounded.

On April 5, 2007, Maktel received the decision of the Supreme Court regarding the lawsuit submitted by Maktel against the decision of the Minister of Economy of the Republic of Macedonia acting as to appellate body to the decision of CA (MOL had based its claim upon these decisions). The Supreme Court accepted Maktel’s reasoning and annulled the decision of the Minister of Economy since it did not consider all facts and evidence, it based its findings on the wrong legal provisions and did not consider the provisions of Maktel’s Concession Contract. This decision shall be useful for the MOL case and it is expected that will MOL withdraw its claim or that this would be done by the court.

Despite the above-mentioned decision of the Supreme Court, a misdemeanor procedure was initiated ex officio against Maktel on account of the failure to act upon the decision of the CA (later confirmed by the Minister of Economy) which failure, in CA’s view, constitutes a misdemeanor under the Law on the Protection of Competition.

For the purposes of establishing the value of its annual revenue (so that the CA could set the amount of the penalty) Maktel is obliged to submit to the CA (i) its income statement for the year 2003 and (ii) revenues generated by means of concluding ADSL service contracts with end-users in the course of the period from June 14, 2004 until the day of the receipt of the Conclusion.

According to Maktel, the decision of the CA was executed and Maktel received the positive ruling from the Supreme Court, consequently there is no legal basis for conducting of such procedure.

We believe the possibility of any outflow in settlement to be remote, therefore no provision was recorded for this purpose.

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

Following the introduction of the fixed charge, CPC started a new procedure against Maktel for cancellation of charging the fixed amount administrative fee. Maktel had unsuccessful appeals against both the first and the second instance decisions of the CPC. In its decisions the CPC established that Maktel has dominant position on the market of public fixed voice telephone networks and services and that Maktel abuses its dominant position by charging the fixed amount fee. Maktel is prohibited to charge the fixed amount or any additional amount to cover the expenses of the preparation of the bills, from the day of enforcement of the resolution, upon a threat of imposing a misdemeanour penalty for Maktel. The decision is enforceable from March 3, 2007. Maktel appealed the decision at the Supreme Court but at the same time complied with the decision and stopped charging the fixed amount starting from the March 2007 bills (and will do so in the future unless the decision of the Supreme Court is favourable for Maktel). Currently the parties are waiting for the decision of the Supreme Court in both cases.

Subscribers may also ask reimbursement on administrative fee charged by Maktel in a separate civil procedure and the possibility to win the cases is 70 percent in favor of the subscribers (for both two percent case and fixed amount case). The amount of the related loss cannot be predicted.

Provision in the amount of HUF 0.9 billion was created for this purpose.

Even though Maktel complied with the decision of the CA, a misdemeanor procedure has been initiated ex officio on account of the abuse of dominant market position for charging the administrative fee.

For the purposes of establishing the value of its annual revenue Maktel is obliged to submit to the CA (i) its income statement for the year 2006 and (ii) revenues generated from administrative fee charged in a fixed amount from July 2006 to February 2007.

The maximum amount of fine that might be imposed on Maktel is up to 10 percent of the aggregate annual turnover of the company, realized in the business year preceding the year when the misdemeanor has been committed. However the amount of the penalty that could be imposed can not be assessed reliably, therefore no provision was recorded for this purpose.

CA procedure against Maktel for abusing dominant position on the market for access to the network for data transmission and leased lines

A procedure has been initiated by the CA upon a complaint from UNET (Macedonian ISP) stating that it is not possible to make a competitive offer of Digital Leased Line (“DLL”) service since Maktel has no wholesale offer. Maktel presented evidence before the CA arguing that the lack of a wholesale offer was due to the absence of an official request from any operator or service provider up to that point and there had been no relevant statutory obligation. Maktel proposed that UNET’s request should be refused because there is no legal ground for such a case.

Maktel provided the data requested by the CA. If the CA will not accept the proposal of Maktel on UNET’s request to be refused, the worst case penalty is up to 10 percent of Maktel’s annual revenue. It is possible, that Maktel will loose the case, however, the probability of CA’s imposing the highest possible amount is low. There is no precedence regarding the imposing of fines.

Procedure for failing to submit the 2005 financial report to the Macedonian Court of Registry against Maktel and T-Mobile Macedonia

An official procedure was initiated against Maktel, T-Mobile Macedonia and the responsible senior officers due to the failure to submit on time the 2005 financial report as required by the Macedonian Court of Registry. The first hearing was on March 22, 2007 and the next is scheduled for April 24, 2007. According to the Macedonian regulations, the possible penalties amount to MKD 50,000-150,000 for the company and MKD 10,000-50,000 for the responsible employees. In addition, the operation of the company may be suspended for a period between three months and one year.

Complaint of Cosmofon AD (“Cosmofon”) regarding Maktel’s fixed to mobile interconnection retail prices

On August 1, 2005 Maktel changed the retail prices for the traffic from fixed to mobile networks. According to the interconnection agreements with mobile operators, the change in retail prices automatically decreased the interconnection fees for termination in mobile network. Mobile operators were notified for the change in due time. Cosmofon complained about this change with arguing that according to the interconnection agreement, the change in these prices should be first agreed with interconnection partners. Cosmofon continued to send invoices for the interconnection traffic according to the old fees.

On February 28, 2006, Cosmofon submitted to the Macedonian regulatory agency a request for dispute resolution with reference to the interconnection prices for traffic from fixed to mobile network and fulfillment of the obligations of the parties under its interconnection contract.

The director of the Macedonian regulatory agency adopted a first instance decision rejecting as ungrounded the requests of Cosmofon. Following Cosmofon’s appeal against the decision, the Commission of the Agency, as the second instance body, brought a decision in which they rejected the appeal, because it was submitted on an ungrounded basis.

Cosmofon appealed the decision in front of the Supreme Court of Republic of Macedonia (as the final instance in the administrative procedure) and it has legal right to start the civil procedure in front of Primary Court in Skopje.

The financial risk is calculated as increased costs to Cosmofon for mobile termination for the period between August 2005 and end of 2006 and it amounts to EUR 1.6 million.

We believe the possibility of any outflow in settlement to be remote, therefore no provision was recorded for this purpose.

Voluntary leave program in Montenegro

236 former Crnogorski Telekom employees participating in the voluntary leave program in 2005 have lodged claims that the company willfully misled them regarding potential increases in the offered amount of compensation. After one and a half years the company offered a larger amount of compensation to those who voluntarily left the company at that later time. These employees are claiming compensation equal to the difference between the amount paid at the voluntary leave and the new amount offered by Crnogorski Telekom within the frame of its new social program.

Crnogorski Telekom formally (by way of an Operative Committee decision) refused the proposal of the claimants for an out-of-court settlement. The company received a claim in March 2007 and the relevant provision was booked in March 2007. There have been no hearings to date. The total amount of the claim is EUR 3.6 million (HUF 0.9 billion).

Depending on the outcome of the clarification with the Montenegrin Ministry of Finance and tax authorities, any additional payment to these former employees may trigger the payment of taxes and contributions as well in the maximum total amount of HUF 0.7 billion.

Proceedings before the tax authority affecting Magyar Telekom in excess of HUF 500 million

Magyar Telekom filed with the Municipal Court a claim against the Municipal Administration Office of Budapest to challenge local tax charges levied since May 1, 2004, in the aggregate amount of HUF 9.6 billion, as we believe that these local taxes were assessed in breach of relevant EU laws.

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

Investigation into certain consultancy contracts

In the course of conducting their audit of our 2005 financial statements, PwC identified certain contracts the nature and business purposes of which were not readily apparent. PwC notified the Audit Committee and advised them to retain independent counsel to conduct an investigation into these contracts. Our Audit Committee retained White & Case, as its independent legal counsel, to conduct the investigation. Based on the documentation and other evidence obtained by it, the White & Case investigation has preliminarily concluded that it was unable to determine a proper business purpose for four consulting contracts entered into in 2005, and further found that certain employees had destroyed evidence that was relevant to the investigation. We have taken and are taking remedial measures to address weaknesses in our control environment that were revealed by the investigation. The investigation and consequent delay in completing the audit of our 2005 financial statements has led to a delay in filing the 2005 annual report. See “Item 3—Risk Factors” and “Item 15—Controls and Procedures.”

Dividend Policy

Shareholders approved payment of cash dividends of HUF 72,994 million, equal to HUF 70 per share for 2006. The record date for payment of the dividends is May 17, 2007.

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

The determination of whether to pay dividends and of the amount of dividends paid depends upon, among other things, the Company’s earnings, financial condition and cash requirements, applicable restrictions on the payment of dividends under Hungarian law and any other factors the Board of Directors may consider relevant. As of December 31, 2006, the profit reserves available for distribution were approximately HUF 294,000 million.

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

Significant changes

For a discussion of subsequent events, see Note 36 to the consolidated financial statements.

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

Trading on the New York Stock Exchange

The table below sets forth the high and low closing sales prices for the ADSs on the New York Stock Exchange for the periods indicated:

	Price per ADS
	High	Low
	(U.S.$)
2002	19.83	13.89
2003	21.67	15.89
2004	24.79	18.70
2005	26.64	19.27
First Quarter	26.64	22.44
Second Quarter	23.68	19.27
Third Quarter	26.15	21.12
Fourth Quarter	26.20	21.48
2006	28.03	17.26
First Quarter	24.80	21.48
Second Quarter	24.69	17.26
Third Quarter	21.29	18.77
Fourth Quarter	28.03	19.89
November	25.00	22.81
December	28.03	24.00
2007
January	26.62	24.32
February	26.25	24.02
March	26.20	23.62
April	22.70	21.61
May	24.69	20.38

Source: Bloomberg

Trading on the Budapest Stock Exchange

The table below sets forth the high and low closing sales prices for the shares on the Budapest Stock Exchange for the periods indicated:

	Price per Share
	High	Low
	(HUF)
2002	1,056	685
2003	915	711
2004	960	769
2005	1,092	800
First Quarter	980	854
Second Quarter	900	800
Third Quarter	1,092	855
Fourth Quarter	1,085	916
2006	1,072	759
First Quarter	1,030	940
Second Quarter	985	759
Third Quarter	915	821
Fourth Quarter	1,072	863
November	1,014	935
December	1,072	923
2007
January	1,060	968
February	1,030	943
March	965	922
April	967	941
May	985	841

Source: Bloomberg

ITEM 10—ADDITIONAL INFORMATION

Share Capital

As of December 31, 2006, the share capital of Magyar Telekom Plc. was HUF 104,276,831,500, consisting of 1,042,768,215 Series “A” ordinary shares and one Series “B” voting preference share.

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

Option to Purchase Securities from Registrant or Subsidiaries

For a discussion of share-based compensation, see Note 24 to the consolidated financial statements.

Memorandum and Articles of Association

Magyar Telekom Plc. is a limited liability stock corporation, organized under the Act IV of 2006 on Business Associations and registered with the Court of Registration in Budapest under the entry number 01-10-041928.

Corporate Governance

Magyar Telekom Plc. is governed by four separate bodies: the general meeting of shareholders, the Supervisory Board, the Audit Committee and the Board of Directors. Their roles are defined by law and by the Company’s memorandum and Articles of Association and may be described generally as follows:

General Meeting of the Shareholders

The supreme decision making body of the Company is the general meeting of shareholders. If required, extraordinary general meetings may be held at any time. A general meeting is convened as frequently as set forth in the Articles of Association, but no less than once a year.

The Board of Directors must call an annual general meeting to approve the audited statutory financial statements for the prior year. Shareholders holding at least five percent of the outstanding shares may require the Board of Directors to hold an extraordinary general meeting. The Board of Directors and the Supervisory Board also have the right to call an extraordinary general meeting. The Court of Registration may call a general meeting if, following the request of shareholders holding at least five percent of the outstanding shares, the Board of Directors fails to take any action within 30 days, or if the Board of Directors fails to call a general meeting within the periods prescribed by law or the Articles of Association.

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

Typically, the Board of Directors calls general meetings. To call a general meeting, the Board of Directors must publish a notice of the meeting and an agenda at least 30 days before the scheduled date of the meeting in the official journal of the Budapest Stock Exchange and on the website of the BSE and of the Company. The Company must notify each director, the Supervisory Board and the auditor that a general meeting has been called within eight days following publication of such notice.

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

The Audit Committee

The general meeting elects a 3-5 member Audit Committee from the independent members of the Supervisory Board for the same duration as the membership of the relevant members in the Supervisory Board. The Audit Committee shall act within its scope of authorities provided for in the Act on Business Associations and the Articles as well as the rules of the Budapest Stock Exchange and the New York Stock Exchange and the regulations of the SEC. The Audit Committee oversees the work of the Company’s independent auditor, evaluates the operation of the financial reporting system and the efficiency of the internal audit function.

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

4.                transfer, creation of encumbrance of a valuable right that enables the Company to operate according to the Universal Telecommunications Service Contract;

5.                election or removal of the Series “B” director or Supervisory Board member;

6.                transfer of all or a substantial part of the assets of the Company that would render the Company incapable of performing its obligations under the Universal Telecommunications Service Contract;

7.                amendment to the Articles of Association which would impair the rights of the holder of the Series “B” Share, including authorizing the Board of Directors to increase the Company’s registered capital;

8.                issuance of convertible bonds or bonds conferring preemptive rights; and

9.                decisions on significant transfers of shares.

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

When registering a transfer of shares, the registrar may request evidence that the shares were transferred in accordance with the Articles of Association. If the Company establishes that the transfer occurred in violation of the Articles of Association or if the transferee refuses to produce the necessary evidence, the Company may refuse to register the transfer. The Board of Directors may invalidate registrations based on untrue, false or misleading statements. Only shareholders registered in the Company’s register may exercise shareholder rights vis-a-vis the Company or transfer shares. If the ownership of the shareholder ceased to exist with the transfer of shares the custodian shall notify the registrar on this fact within two working days upon such event.

Significant Differences in Corporate Governance Practices for Purposes of Section 303A.11 of the New York Stock Exchange Listed Company Manual (“NYSE Manual”)

Corporate governance principles for Hungarian stock corporations are set forth in the Hungarian Act IV of 2006 on Business Associations (the “Companies Act”). The Companies Act, along with other related laws and regulations, describes and summarizes the basic mandatory statutory corporate governance principles applicable for stock corporations in Hungary.

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

The Recommendations set forth mandatory provisions of law

The Companies Act of 2006 enacts for companies listed on the stock exchange to prepare a Management Report that describes the actual corporate governance system of the company and contains the Declaration based on the Recommendations. The Recommendations, as expressed by the title, make suggestions regarding recommended, applicable corporate governance practices for listed companies on the Budapest Stock Exchange. Alignment and compliance with the Recommendations are mandatory since 2007.

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

In general, the Recommendations reiterate the responsibilities of the Board of Directors, Supervisory Board and executive management and encourage listed companies to go beyond the Hungarian legal requirements in the areas of corporate governance and disclosure. While the Recommendations touch upon many of the requirements under the NYSE Corporate Governance Rules, there are some differences. For example, while the Recommendations encourage listed companies to establish audit, nomination and remuneration committees, the Recommendations suggest that those committees be comprised of a majority of independent directors, rather than exclusively with independent directors. No provision addresses the corporate governance committee, shareholder votes on equity compensation or periodic meetings of non-management directors. The Recommendations however suggest the Board of Directors be responsible for and establish guidelines on a wide range of corporate governance issues, such as executive compensation, internal control, succession of departing directors and corporate officers, risk management, insider trading and corporate disclosure.

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

The Supervisory Board of Magyar Telekom Plc. is subject to the principle of employee participation in the decision making process concerning the company’s fundamental business direction. Under the Companies Act, the Supervisory Board includes representatives of the shareholders and representatives of the employees. The employees have the right under the Companies Act to elect one-third of the Supervisory Board members.

The committees required by the NYSE Manual are not fully required under the Companies Act.

Hungarian corporate law allows, but does not require committees to be established in business associations. The only exception is that public limited companies have to set up an Audit Committee consisting of at least three members. The Articles of Association of the Company may assign certain tasks in connection with the work of the Company’s auditor and internal financial control system to the Audit Committee under the Hungarian regulations.

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

Shareholder approval in a Hungarian stock corporation is obtained in an Annual General Meeting, which must be held at least once a year. At the Annual General Meeting the shareholders also elect their representatives to the Supervisory Board, the Audit Committee and the Board of Directors, approve the management report and the financial reports of the previous business year, resolve the appropriation of distributable balance sheet profit, may give relief from liability to the members of the Board of Directors and approve the rules of procedure of Supervisory Board. In addition, the corporation’s external auditor is appointed by a shareholders’ resolution based on a proposal by the Board of Directors.

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

With regard to Hungarian taxation:

1.                Dividend

Since the Company’s shares are listed in a regulated stock exchange in the EU, in the case of individuals and in the absence of any benefits under the Treaty, dividends from 2006 profits that you receive on the shares will generally be subject to Hungarian withholding tax at a rate of 10 percent. This tax rate is lower than the reduced Treaty rate of 15 percent; therefore, individual U.S. taxpayers generally will not need to rely on the Treaty in respect of such dividends.

Please note that compared to 2005, in the case of Hungarian domestic private individuals and citizens of EU and EEC countries with residency permit in Hungary, a four percent health care contribution no longer will be deducted from the 2006 dividend payments.

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

PART II

ITEM 13—DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14—MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15—CONTROLS AND PROCEDURES

(a) Investigation

In the course of conducting their audit of our 2005 financial statements, PwC identified two contracts the nature and business purposes of which were not readily apparent. PwC notified the Audit Committee and advised them to retain independent counsel to conduct an investigation into these contracts. In February 2006, our Audit Committee retained White & Case, as its independent legal counsel, to conduct the investigation, with the additional assistance of a financial advisory firm and a digital forensics firm. In December 2006, the investigators delivered an Initial Report of Investigation. We cannot predict when the investigation will be concluded or what the final findings will be.

PwC initially raised concerns regarding two consultancy contracts entered into in 2005 by our Montenegrin subsidiaries Crnogorski Telekom and T-Mobile Crna Gora. The initial scope of the independent investigation was a complete review of these two contracts, including a review of all related documents and interviews with our, and Crnogorski Telekom and T-Mobile Crna Gora, employees and third parties with knowledge of the contracts. The financial advisory firm assisting the investigation also reviewed a sampling of our and our Montenegrin subsidiaries’ account and transactional data, equaling 72 percent of the value of all transactions and 90 percent of the value of all contracts with third party vendors. For each of these test items, all available supporting documentation was reviewed. Early in the investigation, two additional consultancy contracts entered into by Magyar Telekom Plc. in 2005, were also called into question by the investigators, and our Audit Committee expanded the scope of the investigation to cover these contracts. The total value of these four contracts under investigation is approximately HUF 2 billion.

During the course of the investigation, it became evident that certain of Magyar Telekom, Crnogorski Telekom and T-Mobile Crna Gora employees had obstructed the investigation by destroying or tampering with electronic documents. Specifically, the digital forensics firm assisting the investigation found that ten computers assigned to seven employees showed evidence that documents had been deleted from the hard drives and “wiping” software had been used to make those documents permanently unrecoverable. Investigators determined that the deleted electronic documents included a number of documents related to the contracts under investigation. This deletion and wiping activity took place after our management had issued document retention memos requiring that all documents related to these contracts be retained. As a result of this deliberate destruction of documents, the investigators have been unable to review certain documents that could have been relevant to the investigation.

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

In our 2005 preliminary results announcement, we had capitalized the HUF 1.12 billion payment related to two of these contracts. As a result of the interim findings of the investigation, we have expensed the total amount of the HUF 2 billion paid under these four contracts and disclosed these expenses under the caption “Other operating expenses—net” in our 2005 Form 20-F report. This has resulted in a commensurate effect on, among other items, taxes, minority interest and net income when compared to the corresponding items reported in our 2005 preliminary results announcement.

As a consequence of the investigation, we have suspended a number of employees who have since resigned. The suspended employees included senior members of our Strategy Group and a senior executive of Crnogorski Telekom. The Crnogorski Telekom Board of Directors has also been replaced.

The independent investigators’ Initial Report of Investigation further identified several contracts at our Macedonian subsidiary that could warrant further review. In February 2007, our Board of Directors determined that those contracts should be reviewed and expanded the scope of the independent investigation to cover these additional contracts and related transactions.

The investigation has revealed certain weaknesses in the design and operation of our internal controls and procedures. Accordingly, we have approved and are currently implementing certain remedial measures designed to enhance our internal controls and to ensure compliance with Hungarian and U.S. legal requirements and NYSE listing requirements. First, the position of Magyar Telekom Group Compliance Director has been created, reporting directly to the Audit Committee and with direct access to the Supervisory Board, Board of Directors, the Company Chief Executive Officer, the Company Chief Financial Officer, and other members of senior management. We note that, as required by Hungarian labor law, the employer’s rights via-à-vis the Group Compliance Director are exercised by a representative of the Company (the CFO). The most significant of the employer’s rights, including any substantial amendment to the Compliance Director’s employment contract, shall be exercised in consultation with the Audit Committee. In conjunction with this new position, we are reviewing, with the assistance of U.S. counsel, our compliance and corporate governance policies and are establishing a comprehensive compliance-training program, with a focus on our code of ethics, insider trading policy, document retention policy, regulatory matters, and compliance with U.S. securities laws and the U.S. Foreign Corrupt Practices Act. Our Board has already approved and implemented a Magyar Telekom Group Corporate Compliance Program Manual, a Group Financial Code of Ethics to Treasury and Financial Managers applicable as a Code of Ethics for Senior Financial Officers (see Exhibit 11.2 to this Form 20-F), a Group Code of Business Conduct and Ethics, a Group Anti Fraud Policy, a Group Document Management Directive, a Group Directive on Compliance with Anti-Corruption Laws and the U.S. Foreign Corrupt Practices Act, a Group Insider Trading Directive, a Group Procurement Directive, a Group Directive on Compliance with U.S. Sanctions and Export Control Laws, a Group M&A Policy, and a new Disclosure Committee Charter. Second, we are revising our internal controls relating to procurement, including centralized access to all SAP systems of subsidiaries and a requirement that all contract approvals pass through uniform rules and procedures. Third, we have revised our mergers and acquisitions process, including dividing accountability for M&A between the Strategy Group, which remains responsible for business development, and the area of the Chief Financial Officer, which is responsible for execution of M&A transactions. All M&A activity requires Board approval and will be reported to the Audit Committee on a semi-annual basis. Fourth, we are reviewing, and modifying where necessary, all other significant procurement, compliance, governance, M&A, and disclosure-related Group directives. Fifth, we are undertaking a significant compliance and governance assessment of our Hungarian and non-Hungarian subsidiaries. This assessment includes a review of all significant governance and compliance-related policies and the implementation of the new and revised Group-level policies and directives. Sixth, we are developing a comprehensive compliance training program, which will cover all aspects of our compliance regime and will be effected through a combination of in person, Web-based and other forms of training depending on the category of employee and the compliance topic. Training will extend to all employees throughout the Magyar Telekom Group. Finally, our Board may make further decisions or recommendations in connection with the involvement of any senior management in the four contracts under investigation.

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

(b) Disclosure Controls and Procedures

As of December 31, 2006 (the “Evaluation Date”), our CEO and CFO carried out an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13(a)-15(e) and 15(d)-15(e) under the Exchange Act). Based on that evaluation, these officers have concluded that as of the Evaluation Date, our disclosure controls and procedures were effective and designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Although management has determined that there were weaknesses in internal controls over financial reporting at the end of 2006, because of the level of implementation of remedial measures, the CEO and CFO have determined that taken in their totality sufficient progress on the implementation had been made for them to reach the conclusions above.

(c) Management’s Annual Report on Internal Control over Financial Reporting

As required by section 404 of the Sarbanes-Oxley Act of 2002, our management is responsible for establishing and maintaining adequate “internal control over financial reporting” (as defined in Rule 13(a)-15(f) under the Exchange Act). Our system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”), as well as a reconciliation of profit after income taxes and shareholders’ equity as reported in the consolidated financial statements under IFRS to profit after income taxes and shareholders’ equity in accordance with generally accepted accounting principles in the United States.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our Board of Directors, including our CEO and CFO assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. The Board of Directors’ assessment was based on the framework and criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment under these criteria, our Board of Directors, including our CEO and CFO has concluded that, as of December 31, 2006, the Company’s internal control over financial reporting was not effective, thus we have a material weakness in internal controls over financial reporting: management has failed to sufficiently communicate the importance of integrity and ethical values (as described above in Item 15(a) we have initiated a number of remedial actions including senior management changes to address the weaknesses identified). There were deficiencies in controls related to the validity and authorization of transactions in the mergers and acquisitions process and deficiencies in the design and effectiveness of controls related to the validity and authorization of expenditures in procurement process.

Specifically, senior level managers entered into expenditures by circumventing existing controls and the independent investigation has been unable to determine definitely the purpose of the contracts, and it is possible that they may have been improper. These deficiencies are indications that the importance of integrity and ethical values was not sufficiently communicated and enforced during the course of the year. Although we initiated remedial actions (as described in Item 15 (a)), these were not effective for sufficient period of time before year-end 2006 to eliminate the control deficiencies which resulted in the ineffectiveness of our internal control over financial reporting.

As described in “Management’s Overall Assessment of Magyar Telekom Group’s internal controls over financial reporting 2006 (in compliance with SOX 404)”, management has excluded KFKI from its assessment of internal control over financial reporting as of December 31, 2006 because it was acquired by the Company during 2006. KFKI is a wholly-owned subsidiary whose total assets and total revenues represent 1.6 percent and 1.2 percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2006.

The Board of Directors’ assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers Könyvvizsgáló és Gazdasági Tanácsadó Kft., an independent registered public accounting firm as stated in their report which appears herein.

(d) Changes in Internal Control Over Financial Reporting

Except as described above in (a), there were no changes in our internal control over financial reporting during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A—AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee has determined that Dr. Ádám Farkas is an “audit committee financial expert” as defined by Item 401 (h) of Regulation S-K of the Securities Exchange Act of 1934, as amended. Dr. Farkas is also “independent,” as that term is defined in Rule 10A-3 under the Exchange Act.

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

On January 8, 2007, we adopted a financial code of ethics for financial officers, which is filed as Exhibit 11.2 to this Form 20-F.

Other Corporate Governance Practices Required by the Sarbanes-Oxley Act

As required by the Sarbanes-Oxley Act, we adopted procedures for the treatment of complaints relating to auditing and accounting matters. We have posted a description of our procedures on our investor relations page on our website at http://www.magyartelekom.hu.

ITEM 16C—PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees (including expenses) of our independent auditors, PwC, related to 2005 and 2006:

	At December 31,
	2005	2006
	(in HUF thousands)
Audit Fees	602,258	712,819
Audit-Related Fees	27,381	315,694
Tax Fees	25,696	11,300
All Other Fees	691	41,785
	656,026	1,081,598

Audit fees in the above table are the aggregate fees of PwC in connection with the audit of our annual financial statements, reviews of quarterly reports and services performed in relation to legal obligations and submissions required by regulatory provisions.

Audit-related fees in the above table are the aggregate fees of PwC for services which are normally performed by the external auditor in connection with the auditing of the annual financial statements, e.g. advice on issues of accounting and reporting which were not classified as audit services and support with the interpretation of new accounting and reporting standards. Audit-related fees in 2006 also include HUF 259 million incurred relating to the ongoing investigation.

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

ITEM 16E—PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED

PURCHASERS

Not applicable.

PART III

ITEM 17—FINANCIAL STATEMENTS

See pages F-1 through F-92 incorporated herein by reference.

ITEM 18—FINANCIAL STATEMENTS

Not applicable.

ITEM 19—EXHIBITS

1.1.	Articles of Association of Magyar Telekom (incorporated herein by reference to Exhibit 1.1. of Magyar Telekom’s 2005 Form 20-F dated February 22, 2007).
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

8.1.	See “Significant Subsidiaries” in “Item 4—Information on the Company” for significant subsidiaries as of December 31, 2005.
11.1.	Code of Ethics (incorporated herein by reference to Exhibit 11.1. of Magyar Telekom’s 2003 Form 20-F dated May 11, 2004).
11.2.	Financial Code of Ethics (incorporated herein by reference to Exhibit 11.2. of Magyar Telekom’s 2005 Form 20-F dated February 22, 2007).
12.1.	Certification of the CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2.	Certification of the CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1.	Certification of the CEO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2.	Certification of the CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1.	Consent of Independent Registered Public Accounting Firm.
14.2.	Rules of Procedure of Magyar Telekom Plc.’s Audit Committee (incorporated herein by reference to Exhibit 14.2. of Magyar Telekom’s 2005 Form 20-F dated February 22, 2007).
14.3.	Pre-approval Policy of Magyar Telekom Plc.’s Audit Committee (incorporated herein by reference to Exhibit 14.3. of Magyar Telekom’s 2005 Form 20-F dated February 22, 2007).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 27, 2007
MAGYAR TELEKOM PLC.
	By:	/s/ CHRISTOPHER MATTHEISEN
	Name:	Christopher Mattheisen
	Title:	Chairman and Chief Executive Officer
	By:	/s/ THILO KUSCH
	Name:	Thilo Kusch
	Title:	Chief Financial Officer

MAGYAR TELEKOM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF MAGYAR TELEKOM PLC.

We have completed an integrated audit of Magyar Telekom’s (“the Company”) December 31, 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and audits of its December 31, 2005 and December 31, 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Magyar Telekom and its subsidiaries at December 31, 2006 and December 31,  2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with International Financial Reporting Standards as adopted for use in the European Union. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted under IFRS as adopted for use in the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 37 to the consolidated financial statements.

Internal control over financial reporting

Also, we have audited management’s assessment, appearing in Item 15 of the Form 20-F Annual report in Management’s Annual Report on Internal Control over Financial Reporting that Magyar Telekom did not maintain effective internal control over financial reporting as of December 31, 2006, because of management has failed to sufficiently communicate the importance of integrity and ethical values, as evidenced by control deficiencies identified in the procurement and merger and acquisitions processes, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weakness has been identified and included in management’s assessment:  management has failed to sufficiently communicate the importance of integrity and ethical values. There were deficiencies in controls related to the validity and authorization of transactions in the mergers and acquisitions process and deficiencies in the design and effectiveness of controls related to the validity and authorization of expenditures in procurement process. Specifically, senior level management entered into expenditures by circumventing existing controls and an independent investigation has determined that there is evidence to suggest that it is possible that the purpose of the expenditures may have been improper. These deficiencies are indications that the importance of integrity and ethical values was not sufficiently communicated and enforced during the course of the year.  The identified material weakness did not have a material impact on the consolidated financial statements.

This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the December 31, 2006 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

As described in Management’s Annual Report on Internal Control over Financial Reporting, management has excluded the KFKI subsidiaries from its assessment of internal control over financial reporting as of December 31, 2006 because it was acquired by the Company in a purchase business combination during 2006. The KFKI subsidiaries are wholly-owned subsidiaries whose total assets and total revenues represent 1.6% and 1.2%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2006.

In our opinion, management’s assessment that Magyar Telekom did not maintain effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the COSO. Also, in our opinion, because of the effects of the material weakness described above on the achievement of the objectives of the control criteria, Magyar Telekom has not maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the COSO.

We do not express an opinion or any other form of assurance on management’s statements referring to the remedial measures taken to enhance internal controls.

PricewaterhouseCoopers Könyvvizsgáló és Gazdasági Tanácsadó Kft.

Budapest, Hungary
June 27, 2007

MAGYAR TELEKOM
CONSOLIDATED BALANCE SHEETS

		At December 31,
		HUF		USD
	Notes	2005	2006	2006
		as restated (Note 2.1)		(unaudited – Note 2.1)
		(in HUF millions)		(million USD)
ASSETS
Current assets
Cash and cash equivalents	6	46,060	77,840	406
Other financial assets	7	1,817	2,692	14
Trade and other receivables	8	95,956	104,016	543
Current income tax receivable	9	1,679	6,735	35
Inventories	10	8,414	10,460	54
Assets held for disposal	11	2,302	6,825	36
Total current assets		156,228	208,568	1,088
Non current assets
Property, plant and equipment—net	12	580,736	550,900	2,875
Intangible assets—net	13	319,797	331,740	1,731
Investments in associates	14	5,020	5,771	30
Deferred tax assets	9	14,966	9,575	50
Other non current assets	15	6,201	25,041	131
Total non current assets		926,720	923,027	4,817
Total assets		1,082,948	1,131,595	5,905
LIABILITIES
Current liabilities
Loans from related parties	16	74,648	74,000	386
Loans and other borrowings—third party	17	43,602	29,605	155
Trade and other payables	18	119,464	200,589	1,047
Current income tax payable	9	1,472	1,736	9
Deferred revenue	19	918	234	1
Provision for liabilities and charges	20	6,817	8,414	44
Total current liabilities		246,921	314,578	1,642
Non current liabilities
Loans from related parties	16	212,000	185,432	968
Loans and other borrowings—third party	17	14,215	20,697	108
Deferred revenue	19	267	170	1
Deferred tax liabilities	9	3,189	5,647	29
Provision for liabilities and charges	20	3,141	3,344	17
Other non current liabilities	18	5,521	8,560	45
Total non current liabilities		238,333	223,850	1,168
Total liabilities		485,254	538,428	2,810
EQUITY
Shareholders’ equity
Common stock		104,281	104,277	544
Additional paid in capital		27,382	27,380	143
Treasury stock		(1,926)	(1,504)	(8)
Cumulative translation adjustment		(420)	(1,474)	(8)
Revaluation reserve for available for sale financial assets—net of tax		149	—	—
Reserve for equity settled share based transactions		119	49	—
Retained earnings		397,982	397,311	2,074
Total shareholders’ equity		527,567	526,039	2,745
Minority interests		70,127	67,128	350
Total equity		597,694	593,167	3,095
Total liabilities and equity		1,082,948	1,131,595	5,905

These consolidated financial statements were authorized for issue by the Board of Directors on March 22, 2007 and signed on their behalf by:

Christopher Mattheisen	Thilo Kusch
Chairman and Chief Executive Officer	Chief Financial Officer

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TELEKOM
CONSOLIDATED INCOME STATEMENTS

		For the year ended December 31,
		HUF			USD
	Notes	2004	2005	2006	2006
		as restated (Note 2.1)	as restated (Note 2.1)		(unaudited – Note 2.1)
	(in HUF millions, except per share amounts)				(million USD)
Fixed line services	21	331,983	329,206	343,866	1,795
Mobile services	22	264,809	285,848	327,330	1,708
Revenue		596,792	615,054	671,196	3,503
Employee related expenses	23	(109,497)	(92,783)	(95,253)	(497)
Depreciation and amortization		(137,666)	(114,686)	(122,249)	(638)
Payments to other network operators		(87,483)	(88,587)	(93,154)	(486)
Material cost of telecommunications equipment		(40,971)	(37,221)	(59,714)	(312)
Other operating expenses	25	(134,577)	(148,032)	(168,010)	(877)
Operating expenses		(510,194)	(481,309)	(538,380)	(2,810)
Other operating income	26	7,121	8,009	3,575	19
Operating profit		93,719	141,754	136,391	712
Finance expenses	27	(37,914)	(34,497)	(30,102)	(157)
Finance income	28	1,768	2,996	4,692	24
Share of associates’ profits	14	1,896	330	703	4
Profit before income tax		59,469	110,583	111,684	583
Income tax expense	9	(16,142)	(21,858)	(24,220)	(126)
Profit for the year		43,327	88,725	87,464	457
Attributable to:
Equity holders of the Company (Net income)		34,641	78,415	75,453	394
Minority interests		8,686	10,310	12,011	63
		43,327	88,725	87,464	457
Earnings per share (EPS) information:
Profit attributable to the equity holders of the Company		34,641	78,415	75,453	394
Weighted average number of common stock outstanding (thousands) used for basic EPS		1,037,912	1,038,803	1,040,321
Average number of dilutive share options (thousands)		318	417	290
Weighted average number of common stock outstanding (thousands) used for diluted EPS		1,038,230	1,039,220	1,040,611
Basic earnings per share (HUF and USD)		33.38	75.49	72.53	0.38
Diluted earnings per share (HUF and USD)		33.37	75.46	72.51	0.38

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TELEKOM
CONSOLIDATED CASHFLOW STATEMENTS

		For the year ended December 31,
		HUF			USD
	Notes	2004	2005	2006	2006
		as restated (Note 2.1)	as restated (Note 2.1)		(unaudited – Note 2.1)
		(in HUF millions)			(million USD)
Cashflows from operating activities
Cash generated from operations	29	245,773	243,893	236,888	1,236
Interest paid		(34,030)	(31,078)	(29,876)	(156)
Income tax paid		(21,992)	(11,479)	(19,388)	(101)
Net cash generated from operating activities		189,751	201,336	187,624	979
Cashflows from investing activities
Purchase of property plant and equipment (PPE) and intangible assets	30	(91,748)	(103,587)	(96,790)	(505)
Purchase of subsidiaries and business units	31	(17,273)	(35,927)	(35,327)	(184)
Cash acquired through business combinations	5	16	1,866	379	2
Interest received		1,452	2,195	2,002	10
Dividend received		2,633	1,729	157	1
Proceeds from / (payments for) other financial assets—net		43	(371)	407	2
Proceeds from disposal of subsidiaries	5	—	—	115	1
Proceeds from disposal of PPE and intangible assets		4,090	2,529	6,798	35
Net cash used in investing activities		(100,787)	(131,566)	(122,259)	(638)
Cashflows from financing activities
Dividends paid to shareholders and minority interest		(78,294)	(84,551)	(77)	—
Proceeds from loans and other borrowings		338,680	263,329	183,051	955
Repayment of loans and other borrowings		(332,481)	(242,595)	(218,619)	(1,141)
Proceeds from sale of treasury stock		—	1,969	491	3
Net cash used in financing activities		(72,095)	(61,848)	(35,154)	(183)
Exchange gains / (losses) on cash and cash equivalents		(2,122)	1,259	1,569	8
Change in cash and cash equivalents		14,747	9,181	31,780	166
Cash and cash equivalents, beginning of year		22,132	36,879	46,060	240
Cash and cash equivalents, end of year	6	36,879	46,060	77,840	406

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TELEKOM
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Shares of common stock(a)	Common stock(a)	Additional paid in capital(b)	Treasury stock(c)	Cumulative translation adjustment(d)	Revaluation reserve for AFS financial assets —net of tax(e)	Reserve for equity settled share based transactions(f)	Retained earnings(g)	Share- holders’ equity	Minority interests(h)	Equity
Balance at January 1, 2004	1,042,811,600	104,281	27,382	(3,842)	825	—	—	431,464	560,110	70,274	630,384
Dividend(i)								(72,654)	(72,654)		(72,654)
Dividend declared to minority interests(j)									—	(5,651)	(5,651)
Business combinations(k)									—	(9,109)	(9,109)
Purchase of investment in T-Systems Hungary								(1,679)	(1,679)		(1,679)
Cumulative Translation Adjustment					(3,851)				(3,851)	(4,103)	(7,954)
Profit for the year								34,641	34,641	8,686	43,327
Balance at December 31, 2004 as previously reported	1,042,811,600	104,281	27,382	(3,842)	(3,026)	—	—	391,772	516,567	60,097	576,664
Adoption of changes in IAS 39—net of tax (Note 2.6)								(733)	(733)		(733)
Adoption of IFRS 2 (Note 2.18 c)							178	(178)	—		—
Balance at December 31, 2004 as restated	1,042,811,600	104,281	27,382	(3,842)	(3,026)	—	178	390,861	515,834	60,097	575,931
Dividend(i)								(72,654)	(72,654)		(72,654)
Dividend declared to minority interests(j)									—	(11,913)	(11,913)
Business combinations(k)									—	9,447	9,447
Sale of Telit								495	495		495
Capital injection in TSH								669	669		669
Share options exercised by managers(m)				1,916				196	2,112		2,112
Share options exercised by CEO(m)							(143)		(143)		(143)
Share based payments (Note 24)							84		84		84
Cumulative Translation Adjustment					2,606				2,606	2,141	4,747
Profit for the year—as previously reported								78,564	78,564	10,355	88,919
Effect of changes in IAS 39—net of tax (Note 2.1.1)								(149)	(149)	(45)	(194)
Profit for the year as restated								78,415	78,415	10,310	88,725
Change in reserve for AFS financial assets (Note 7)						149			149	45	194
Balance at December 31, 2005 as restated	1,042,811,600	104,281	27,382	(1,926)	(420)	149	119	397,982	527,567	70,127	597,694
Balance at January 1, 2006	1,042,811,600	104,281	27,382	(1,926)	(420)	149	119	397,982	527,567	70,127	597,694
Reduction in capital as a result of merger with T-Mobile H(n)	(43,385)	(4)	(2)					(12)	(18)		(18)
Dividend(i)								(76,122)	(76,122)		(76,122)
Dividend declared to minority interests(j)									—	(43)	(43)
Sale of Cardnet(o)									—	(71)	(71)
MakTel’s purchase of its own shares(p)									—	(14,856)	(14,856)
Result of TSH’s sale of a business unit(l)								205	205		205
Share based payments (Note 24)							36		36		36
Share options exercised by CEO(q)							(106)	(282)	(388)		(388)
Share options exercised by managers(m)				422				87	509		509
Change in reserve for AFS financial assets (Note 7)						(149)			(149)	(45)	(194)
Cumulative Translation Adjustment					(1,054)				(1,054)	5	(1,049)
Profit for the year								75,453	75,453	12,011	87,464
Balance at December 31, 2006	1,042,768,215	104,277	27,380	(1,504)	(1,474)	—	49	397,311	526,039	67,128	593,167
Of which treasury stock	(1,917,824)
Shares of common outstanding at December 31, 2006	1,040,850,391

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TELEKOM
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (notes)

(a)                  The total amount of issued shares of common stock of 1,042,768,215 (each with a nominal value of HUF 100) is fully paid as at December 31, 2006. In addition to these shares, total shareholders’ equity includes one Series “B” preference share at the nominal value of HUF 10,000 at December 31, 2006. This Series “B” share is held by the Ministry of Economics and Transport, and bestows certain rights on its owner, including access to information, and the appointment of a Director. This share may only be held by the Government or its nominee. A bill has been submitted to the Hungarian Parliament which, if approved, will transform the “B” share into an ordinary share and thus abolish these special rights. The number of authorized ordinary shares on December 31, 2006 is 1,042,768,215.

(b)                 Additional paid in capital represents the amount above the nominal value of the shares that was received by the Company during capital increases.

(c)                  Treasury stock represents the cost of the Company’s own shares repurchased.

(d)                 Cumulative translation adjustment represents the foreign exchange differences arising on the consolidation of foreign subsidiaries

(e)                  Revaluation reserve for available for sale financial assets includes the unrealized gains and losses net of tax on available for sale financial assets. Any realized gains or losses are taken out of this reserve and recognized in the income statement (Note 7).

(f)                   Reserve for equity settled share based transactions includes the compensation expenses accrued in equity related to share settled compensation programs. When equity instruments are issued or treasury shares are utilized as part of the program, the accumulated balance is taken out of the reserve (Note 24).

(g)                  Retained earnings include the accumulated and undistributed net income of the Group. The distributable reserves of the Company under Hungarian law at December 31, 2006 amounted to approximately HUF 294,000 million (HUF 282,000 million at December 31, 2005).

(h)                 Minority interests represent the minority shareholders’ share of the net assets of subsidiaries, in which the Group has less than 100% ownership.

(i)                   In 2006 Magyar Telekom Plc. declared HUF 73 dividend per share (HUF 70 in 2005, HUF 70 in 2004).

(j)                   The dividend declared to minority interests in 2004 and 2005 almost entirely reflects the dividend declared by MakTel, Magyar Telekom’s Macedonian subsidiary, to its minority shareholders. In 2006 MakTel did not declare dividends. The amount of dividend declared in 2006 to minorities includes the amount declared to the minority owners of smaller subsidiaries.

(k)                 Business combinations in 2004 include the reduction of minority interest as a result of the purchase of additional shares in Stonebridge and other already consolidated subsidiaries. The increase in 2005 is the result of the acquisition of Crnogorski Telekom (CGT), in which the Group acquired a 76.53% share of ownership (Note 5).

(l)                   In 2006 TSH sold one of its business units to another member of Deutsche Telekom group. TSH’s gain on the transaction (HUF 418 million) resulted in an increase of TSH’s net assets, the Group’s share of which (HUF 205 million) was recognized directly in retained earnings.

(m)               In 2005 Magyar Telekom’s CEO and other managers exercised a portion of their share options, and the Company used its treasury shares reserved for the option programs. As a result of these transactions, the Company sold 2,443,341 of its treasury shares to the CEO and other managers at the fixed option prices. On the sale of the treasury shares the Company recognized a gain of HUF 53 million (HUF -143 million recognized against the Reserve for equity settled share based payments and HUF 196 million recognized in Retained earnings). In 2006 managers exercised further options, for which the Company used its treasury shares. As a result of these transactions, the Company sold 538,835 of its treasury shares to the managers at the fixed option prices. On the sale of the treasury shares the Company recognized a gain of HUF 87 million, which was recognized in retained earnings. For more details on the programs see Note 24.

(n)                 In 2006 Magyar Telekom Plc. merged with T-Mobile Hungary, its 100% subsidiary. During the merger, the owners of 43,385 shares expressed their intention not to participate as owners in the merged Company. Consequently, the Company withdrew these shares and paid off these owners with a corresponding decrease in share capital, additional paid in capital and retained earnings, and the merged Company was registered with 43,385 less shares.

(o)                 In 2006 the Company sold the total of its 72% ownership in Cardnet, which resulted in the reduction of Minority interests (Note 5.4).

MAGYAR TELEKOM
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (notes) (Continued)

(p)                 In 2006 MakTel repurchased 10% of its shares from the Government of Macedonia during a public tender issued for the sale of the Government shares. As a result of this transaction, Magyar Telekom’s share of ownership increased from 51% to 56.67% resulting in a decrease in the minority interest in MakTel and T-Mobile MK (Note 5.1.5).

(q)                 On December 5, 2006, Elek Straub, the former CEO and Chairman of the Company resigned. As part of the resignation agreement, Mr. Straub exercised 1,181,178 of his share options, of which 487,465 would only have vested on July 1, 2007, which was accelerated. The full transaction was settled in cash instead of shares as intended by the original agreement. By December 31, 2006 the Company has accumulated HUF 155 million (including HUF 7 million for pre-mature vesting) in a Reserve for equity settled share based transactions, of which HUF 106 million was released. The closing balance of this reserve of HUF 49 million represents the amount reserved for the 103,530 options (granted in 2000) Mr. Straub still has open (Note 24).

Together with the approval of these financial statements for issue, the Board of the Company proposes a HUF 70 per share dividend distribution to be approved by the Annual General Meeting of the Company in April 2007.

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1                    General Information

1.1 About the Company

Magyar Telekom Plc., (the “Company” or “Magyar Telekom Plc.”) with its subsidiaries form Magyar Telekom Group (“Magyar Telekom” or “the Group”). Magyar Telekom is the principal supplier of telecommunications services in Hungary, Macedonia and Montenegro and alternative service provider in Bulgaria, Romania and in the Ukraine. These services are subject to various telecommunications regulations depending on the countries of operations (Note 1.3).

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

The immediate controlling shareholder of the Company is MagyarCom GmbH owning 59.21% of the issued shares, while the ultimate controlling parent of Magyar Telekom is Deutsche Telekom AG (DT or DTAG).

The consolidated financial statements are prepared and presented in millions of Hungarian Forints (HUF), unless stated otherwise, and in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union.

These financial statements of the Company were approved for issue by the Company’s Board of Directors (the Board), however, the Annual General Meeting (AGM) of the owners, authorized to accept these financials, have the right to require amendments before acceptance. As the owners are represented in the Board of the Company that approved these financial statements for issuance, the probability of any potential change required by the AGM is extremely remote, and has never happened in the past.

On February 22, 2005, the Extraordinary General Meeting approved the renaming of Magyar Távközlési Rt. (Matáv) to Magyar Telekom Rt. and rebranding its products, which was completed by December 2005. As agreed, DTAG supported the renaming and the product rebranding. The impact of renaming and product rebranding on the consolidated financial statements as of December 31, 2005 included HUF 7,281 million of expenditures accounted for in the operating expenses and a compensation by DTAG of HUF 7,281 million disclosed separately in Note 35.

On December 20, 2005, Magyar Telekom’s Extraordinary General Meeting approved the merger of Magyar Telekom Rt. and T-Mobile Magyarország Rt. (T-Mobile Hungary), a 100% subsidiary of Magyar Telekom Rt. As the merger occurred between the parent company and its 100% owned subsidiary, the transaction did not have any impact on the consolidated financial position of the Group or its operating segments. The merger was registered by the Hungarian Court of Registration on February 28, 2006, from which date the two companies continue as one legal entity, Magyar Telekom Plc.

1.2 Investigation into certain consultancy contracts

On February 13, 2006, the Company announced that it was investigating certain contracts to determine whether they were entered into in violation of Company policy or applicable law or regulation. Concerns regarding two consultancy contracts entered into by one of the Company’s subsidiaries were initially raised by the Company’s auditors. As a result of the investigation, two additional consultancy

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

contracts, which were entered into by the Company, have been called into question. The total amount of the four contracts under investigation is around HUF 2 billion. Concerns have also arisen regarding destruction by certain employees of electronic documents obstructing the investigation. As a consequence of the investigation, the Company had suspended a number of employees who have since resigned. The investigation, which is being conducted by an independent law firm and supervised by the Audit Committee, is still ongoing.

Although the investigation has not been finalized, based on the independent investigators’ findings and conclusions to date, these contracts were entered into without full compliance with internal company procedures regarding the entry into such contracts. Moreover, sufficient evidence could not be obtained that adequate value was received under these contracts. In its 2005 preliminary results announcement the Company had capitalized the HUF 1.12 billion payment made related to two of these contracts. As a result of the findings of the investigation, the Group has expensed the total amount of the HUF 2 billion paid under these four contracts, and discloses these expenses under Other operating expenses (Note 25).

The Company has already implemented certain remedial measures designed to enhance its control procedures with respect to the entry into consultancy contracts, including the introduction of a new governance model and replacement of the Board of Directors at Crnogorski Telekom and termination of work contracts with employees initiating data deletions interfering with the investigation.

The Company’s Board of Directors also approved on November 8, 2006 a more extensive program of remedial actions, which it expects to implement in the near future. These decisions include structural and procedural changes in relation to mergers and acquisitions and procurement as well as a new internal control regime. The Company’s Board of Directors also decided on December 5, 2006 on certain additional enhancements of internal controls and the implementation thereof.

As a result of the delays in finalizing its 2005 financial statements due to the investigation, the Company and some of its subsidiaries have failed and may fail to meet certain deadlines prescribed by the Hungarian and other applicable laws and regulations for preparing and filing audited annual results and holding annual general meetings. The Company has been fined HUF 13 million to date as a consequence of such delays. The Company has notified the Hungarian Financial Supervisory Authority, the U.S. Securities and Exchange Commission and the U.S. Department of Justice of the investigation and is in contact with these authorities regarding the investigation and has responded to a number of inquiries these authorities have raised.

1.3 Public service concession and license arrangements

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

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The NCA assigned 18 relevant markets in the area of electronic communications in 2004. In 2004 and 2005 Magyar Telekom was designated as an SMP (an operator with significant market power) in 12 markets. These included all retail and wholesale voice markets, the market of wholesale leased line and termination, the market of minimum set of leased lines and the wholesale broadband market. At the end of 2006 the analysis of the 18 relevant markets was started again by the NCA. Most likely, Magyar Telekom will be designated as an SMP on the same 12 markets as before.

Currently in Hungary, beside the universal services, the retail voice tariff regulation is only concerned with the access market for both business and residential customers. This regulation is based on the price-cap method. There is a price-cap for universal service packages and the SMP designation on residential and business access markets has introduced a new price cap for all subscription fees.

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

Macedonian Fixed line

The Group is also present in the Macedonian fixed line telecommunications market through its subsidiary, MakTel. MakTel is the largest fixed line service provider in Macedonia. The Macedonian telecommunications sector is regulated by the Electronic Communications Law (ECL), enacted in March 2005. MakTel has a concession contract (under the old Telecommunications Act) to provide services until December 31, 2018. Further, MakTel had been granted the exclusive rights in (a) fixed voice telephony services, leased line services and (b) to construct, lease, own, develop, maintain and operate fixed public telecommunications networks until December 31, 2004. These exclusive rights included local, national and international long distance public fixed voice services independently of the technology used, including voice over Internet Protocol services.

During the exclusivity period MakTel was obliged to provide universal services. It is expected that the Agency for Electronic Communications (Agency) will initiate a public tender proceeding for the purpose

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

of electing one or more universal service providers (USP) in 2007, according to the conditions determined in the relevant by-laws enacted in December 2006.

The regulatory framework for the tariff regulation for MakTel is provided in the currently valid Concession Contract. With the enactment of the ECL, the Agency may regulate retail prices of fixed telephony services. Regulated wholesale services are cost based using fully distributed costs (FDC). Long run incremental costs (LRIC) methodology is to be implemented from July 2007.

The concession contracts should be harmonized with the provisions of the ECL. Under the ECL, MakTel has been designated as an SMP in the market for fixed line voice telephone networks and services, including the market for access to the networks for data transmission and leased lines.

MakTel as an SMP operator has the obligation to enable its subscribers to access publicly available telephone services of any interconnected operator with officially signed interconnection contract. On November 15, 2006, MakTel signed the first RIO based Interconnection Agreement with an alternative fixed network operator. The launch of the competitors’ offers for long-distance, fixed to mobile and international calls is expected before the end of the first quarter of 2007. Number portability is scheduled to be fully implemented by July 1, 2007. Due to the short notice, the implementation of number portability will not be technically feasible within the given timeframe, and MakTel will take the appropriate legal steps to respond to this.

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

The telecommunications sector in Montenegro is regulated by the 2000 Law. The 2000 Law established the Telecommunications Agency with broad authority and instituted a licensing regime whereby all telecommunications activity must be licensed by the Telecommunications Agency. Although a new Competition Law came into force in 2006, a competition agency has not yet been instituted. To date, there is no consumer protection law or agency in Montenegro.

Prices of CGT must be approved by the Telecommunications Agency. CGT’s tariff structure is currently highly unbalanced, monthly access fees and local calls are inexpensive, whereas long-distance and international calls are very expensive, and businesses are charged approximately twice as much as individuals. During the privatization process, a schedule for the cost-based re-alignment of prices for access lines and traffic, rebalancing tied to the timing of market liberalization was agreed with the Montenegrin government. The first rebalancing due in the fourth quarter of 2006 was postponed to the second quarter of 2007 in order to avoid overlap with the re-branding of the company.

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

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

There is no obligation for number portability, local loop unbundling, bit stream access or accounting separation in Montenegro.

A cable television tender was launched in the fourth quarter of 2006 as well as a fixed wireless access tender in the first quarter of 2007 enabling potential fixed line competitors to enter the market in 2007 using alternative technologies.

The State Union of Serbia and Montenegro had been negotiating a Stabilization and Association Agreement with the EU. It was expected that the agreement would be very similar to the agreements signed with Croatia and Macedonia requiring the harmonization of the telecommunications regulations with the regulatory framework of the EU. In the case of Montenegro the expected amendment of the 2000 Law will achieve most of that goal. As Montenegro became an independent state in 2006, the country will have to restart negotiations about a Stabilization and Association Agreement of its own, however, this will expectedly have no impact on the telecommunications section of the document.

Hungarian Mobile

The Group is the market leader in the Hungarian mobile market through its Mobile operations, T-Mobile Hungary (T-Mobile H).

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

The Minister is entitled to extend the concession period for both the GSM 900 and the DCS 1800 public mobile radio telephone services upon their expiration. The extension can be for another 7.5 years without the issuance of a tender invitation.

In November 2002, the NCA designated T-Mobile H as having significant market power in the interconnections market.

On December 7, 2004, T-Mobile H obtained the exclusive right of use of certain frequency blocks for the deployment and operation of an IMT2000/UMTS mobile telecommunications system (3G system). The duration of the frequency usage right is 15 years (until December 7, 2019) with an option to extend it for another 7.5 years. T-Mobile H was obliged by the term of the license decree to start commercial 3G service within 12 months after the acquisition of the license within the inner city of Budapest, which was met. It is also obliged to reach a population-wide coverage of 30% within 36 months of license acquisition. As of August 26, 2005 T-Mobile H had started to provide 3G service and has been operating it in compliance with the license conditions.

T-Mobile H is subject to number portability regulation since May 2004.

In January 2005 and October 2006 the NCA designated T-Mobile H as having significant market power in the mobile voice call termination market, and it is currently subject to regulatory obligations regarding the termination charge of calls into its network.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

Carrier selection may be imposed on T-Mobile MK after the SMP announcement. Number portability is also applicable to the Mobile market.

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

A tender for 3G mobile frequencies was launched in December 2006. The government plans to issue two 3G licenses and a combined 2G/3G license for a third operator. The Group intends to participate in the tender.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2                    Summary of significant accounting policies

2.1 Basis of preparation

The consolidated financial statements have been prepared under the historical cost convention, except as disclosed in the accounting policies below, and in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. In Magyar Telekom’s case these are identical to the IFRS as issued by the IASB and effective for 2006.

The consolidated financial statements are shown in millions of HUF. For the convenience of the reader, the consolidated balance sheet, income statement and cashflow statement for the year 2006 are also presented in millions of U.S. dollars (USD) translated at a rate of HUF 191.62 to USD 1 (the official rate of the National Bank of Hungary at December 31, 2006). These translations are supplementary information, and are unaudited.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 4.

2.1.1 Amendments to published standards effective and adopted by the Group in 2006

•       IAS 39 (Amendment), The Fair Value Option

The Group adopted the changes in its accounting policies required by IAS 39 (Amendment), The Fair Value Option. The amendment to the existing standard has been applied by the Group, and resulted in changes, as follows.

The Group had investments classified as financial asset at fair value through profit and loss in 2005. In 2006 these investments were no longer in accordance with the amended criteria of IAS 39 for the designation of financial instruments at fair value through profit and loss, therefore were reclassified to the available-for-sale financial asset category.

In 2005 the gain or loss arising from a change in the fair value of the financials asset was recognized through the income statement, but as it is reclassified to available-for-sale financial asset, the gain shall have been recognized directly in equity. As the amendment is applied retrospectively, the opening balance of retained earnings for 2006 and the comparative amounts for the prior year have been restated accordingly (Note 7).

•       IFRIC 4, Determining whether an Arrangement contains a Lease

The Group adopted IFRIC Interpretation 4, Determining whether an Arrangement contains a Lease, which gives further guidance on the topics of how to determine whether an arrangement is, or contains a lease, when the assessment of the above should be made as well as how the payments for a lease arrangements should be separated from payments for any other elements in the arrangement. The PMR services (Note 33 c) commenced in 2006 were accounted for according to IFRIC 4.

•       IFRIC 6, Liabilities arising from Participating in a Specific Market—Waste Electrical and Electronic Equipment

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Interpretation provides guidance on the recognition, in the financial statements of producers, of liabilities for waste management under the EU Directive on WE&EE in respect of sales of historical household equipment. The Interpretation has no material impact on the Group’s accounts.

•       IAS 21 (Amendment), The Effects of Changes in Foreign Exchange Rates;

The Amendment has no material impact on the Group’s accounts.

2.1.2 Standards, amendments and interpretations effective in 2006 but not relevant for the Group

The following standards, amendments and interpretations are mandatory for accounting periods beginning on January 1, 2006, but are not relevant to the Group’s operations:

•       IAS 19 (Amendment), Employee Benefits

•       IAS 39 (Amendment), Cash Flow Hedge Accounting of Forecast Intragroup Transactions;

•       IAS 39 and IFRS 4 (Amendment), Financial Guarantee Contracts;

•       IFRS 1 (Amendment), First-time Adoption of International Financial Reporting Standards and IFRS 6 (Amendment), Exploration for and Evaluation of Mineral Resources;

•       IFRS 6, Exploration for and Evaluation of Mineral Resources;

•       IFRIC 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds.

2.1.3 Interpretations to existing standards and new standards that are not yet effective and have not been early adopted by the Group

The following interpretations to existing standards have been published that will have to be applied by Magyar Telekom from January 1, 2007, and which the Group has not early adopted.

•       IFRS 7         Financial Instruments: Disclosures, and the complementary Amendment to IAS 1, Presentation of Financial Statements—Capital Disclosures. IFRS 7 introduces new disclosures relating to financial instruments. This standard will not have any impact on the recognition or measurement of the Group’s financial instruments.

•       IFRIC 8       Scope of IFRS 2. IFRIC 8 requires consideration of transactions involving the issuance of equity instruments—where the identifiable consideration received is less than the fair value of the equity instruments issued—to establish whether or not they fall within the scope of IFRS 2. We do not expect IFRIC 8 to have material impact on the Group’s accounts.

•       IFRIC 9       Reassessment of Embedded Derivatives. IFRIC 9 requires an entity to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cashflows that otherwise would be required under the contract, in which case reassessment is required. We do not expect IFRIC 9 to have material impact on the Group’s accounts.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

•       IFRIC 10    Interim Financial Reporting and Impairment. IFRIC 10 prohibits the impairment losses recognized in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date. We do not expect IFRIC 10 to have any impact on the Group’s accounts as Magyar Telekom has always carried out the impairment tests on these assets in the last quarter of the year unless a triggering event required an impairment in an interim period, which would not be reversed in the same financial  year.

•       IFRIC 11    Interpretation to IFRS 2—Group and Treasury shares transactions. Under IFRS 2 it was not defined exactly how it should be calculated where the employees of a subsidiary received the shares of a parent. IFRIC 11 clarifies that certain types of transactions are accounted for as equity-settled or cash-settled transactions under IFRS 2. It also addresses the accounting for share-based payment transactions involving two or more entities within one group. We do not expect IFRIC 11 to have material impact on the Group’s accounts.

•       IFRIC 12    Service Concession Agreements. This interpretation applies to companies that participate in service concession arrangements and provides guidance on the accounting by operators in public-to-private service concession arrangements. The Group is currently analyzing the potential changes IFRIC 12 may cause in the Group’s accounting treatments.

•       IFRS 8         Operating Segments. Under IFRS 8, segments are components of an entity regularly reviewed by an entity’s chief operating decision-maker. Items are reported based on the internal reporting. IFRS 8 also sets out requirements for related disclosures about products and services, geographical areas and major customers. The Group has been planning to change its operating segments from 2007, regardless of the issuance of IFRS 8, and we will comply with the requirements of IFRS 8.

•       IAS 23         Borrowing Costs (Revised March 2007). Under the revised IAS 23 an entity shall capitalize borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. The Group does not expect IAS 23 (revised) to have material impact on Group’s accounting policies.

2.1.4 Interpretations to existing standards that are not yet effective and not relevant for the Group’s operations

The following interpretation to existing standards has been published that is mandatory for the Group from January 1, 2007, but is not relevant for the Group’s operations.

•       IFRIC 7       Applying the Restatement Approach under IAS 29, Financial Reporting in Hyperinflationary Economies (effective from March 1, 2006). IFRIC 7 provides guidance on how to apply the requirements of IAS 29 in a reporting period in which an entity identifies the existence of hyperinflation in the economy of its functional currency, when the economy was not hyperinflationary in the prior period. As none of the group entities operate in a hyperinflationary economy, IFRIC 7 is not relevant to the Group’s operations.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.1.5 Revenue recognition

Magyar Telekom has reassessed its status in the provision of a number of value added services, where revenue was accounted for on a gross basis implying a principal status rather than an agent status in the provision of the service. A gross basis means that revenues included the full amount of fees collected from customers, and payments to related service providers were included in operating expenses. After analyzing the relationships with our subcontractors one by one, we have changed our judgment of the situation in some cases and determined that in these cases the Group is more the selling agent of these products than the principal provider of the service.

This change had a decreasing impact on the Fixed line Voice—retail revenues and the Mobile Non voice revenues, with equivalent corresponding effects in operating expenses. The change resulted in netting revenues with expenses, and has no impact on operating profit, net income or equity. Prior year’s reported numbers have been restated accordingly (Note 2.1.7).

2.1.6 Taxes

The Group has changed its accounting policy to disclose the Hungarian local business tax and innovation fee as income taxes as we have established that these taxes have the characteristics of income taxes rather than operating expenses. In previous years, these taxes were disclosed among operating expenses.

This change in the disclosure of these taxes had a decreasing impact on operating expenses and an equivalent increase in income taxes. The change resulted in no impact on net income or equity. Prior year’s reported numbers have been restated accordingly (Note 2.1.7).

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.1.7 Summary of impacts on the income statement

The table below shows the impact on the income statement of the above changes.

	2004	2005
	(in HUF millions)
Revenue
As reported	601,438	620,697
Change in revenue recognition—netting (Note 2.1.5)	(4,646)	(5,643)
As restated	596,792	615,054
Operating expenses
As reported	(516,174)	(487,309)
Change in revenue recognition—netting (Note 2.1.5)	4,646	5,643
Change in accounting policy for taxes (Note 2.1.6)	8,455	8,366
As restated	(503,073)	(473,300)
Finance income
As reported	1,768	3,209
Change in accounting policy for financial assets (Note 2.1.1)	—	(213)
As restated	1,768	2,996
Income tax expense
As reported	(7,687)	(13,511)
Change in accounting policy for taxes (Note 2.1.6)	(8,455)	(8,366)
Change in accounting policy for financial assets (Note 2.1.1)	—	19
As restated	(16,142)	(21,858)

2.2 Consolidation

(a) Subsidiaries

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

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date control ceases. The purchase method of accounting is used to account for business combinations. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets and contingent liabilities of the subsidiary acquired is recorded as goodwill.

In case of acquisitions where the transaction takes place between companies under common control (i.e. with other Deutsche Telekom group companies), the transaction is recorded at cost and any gains, losses or differences between the book value and the sale-purchase price are recognized in retained earnings.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Inter-company transactions, balances and unrealized gains on transactions between the Magyar Telekom group companies are eliminated. Accounting policies of subsidiaries have been adjusted to ensure consistency with the policies adopted by the Group.

Transactions with minority interests are treated as third party transactions. Gains or losses arising on disposals to minority interests are recorded in the income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

Since March 31, 2004, Magyar Telekom has been applying the provisions of IFRS 3—Business Combinations. Although IFRS 3 continues to require purchase price allocation for new acquisitions, in case of additional shares acquired in subsidiaries already controlled (step acquisition), no purchase price allocation is made. Consequently, the difference between the consideration paid and the share of the carrying value of net assets acquired is accounted for as goodwill.

(b) Associates and joint ventures

Associates are all entities over which the Group has significant influence but not control, generally embodying in a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. The Group’s investment in associates includes goodwill identified on acquisition, net of any accumulated impairment loss.

The Group’s share of its associates’ post-acquisition profits or losses is recognized in the income statement (Share of associates’ profits). The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Accounting policies of associates have been adjusted where necessary to ensure consistency with the policies adopted by the Group.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

At December 31, 2006 and 2005 the principal operating subsidiaries and associates of the Group were as follows:

	Group interest in capital as at December 31,
Subsidiaries	2005	2006	Activity
Incorporated in Hungary:
T-Online	100.00%	100.00%	Internet service and content provider
T-Kábel	100.00%	100.00%	Cable TV operator
Emitel	100.00%	100.00%	Local fixed line telecom service provider
Dataplex	—	100.00%	IT hardware co-location service provider
BCN Rendszerház (BCNR)	100.00%	100.00%	System integration and IT services
KFKI-LNX (KFKI)	—	100.00%	System integration and IT services
T-Mobile Hungary (T-Mobile H)	100.00%	n/a (a)	Cellular telecom service provider
Pro-M	100.00%	100.00%	Professional Mobile Radio (PMR) network operator (Note 33 c)
Incorporated in Macedonia:
Makedonski Telekommunikacii (MakTel)	51.00%	56.67%	Fixed line telecom service provider
T-Mobile Macedonia (T-Mobile MK)	51.00%	56.67%	Cellular telecom service provider
Stonebridge	100.00%	100.00%	Holding company
Incorporated in Montenegro:
Crnogorski Telekom (CGT)	76.53%	76.53%	Fixed line telecom service provider
T-Mobile Crna Gora (T-Mobile CG)	76.53%	76.53%	Cellular telecom service provider
Internet Crna Gora (ICG)	76.53%	76.53%	Internet service and content provider
Incorporated in Romania:
Combridge	100.00%	100.00%	Alternative telecommunications service provider
Incorporated in Bulgaria:
Orbitel	—	100.00%	Alternative telecommunications and internet service provider

(a)                  T-Mobile Hungary merged into Magyar Telekom Plc. during 2006 (Note 1.1)

	Group interest in capital as at December 31,
Associates / Joint ventures	2005	2006	Activity
Incorporated in Hungary:
Hunsat	50.00%	50.00%	Satellite telecommunications
T-Systems Hungary (TSH)	49.00%	49.00%	System integration and IT services
Magyar RTL (M-RTL)	25.00%	25.00%	Television broadcast company

The Group’s interest in the capital of the above subsidiaries and associates equals the voting rights therein.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.3 Foreign currency translation

2.3.1 Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’).

The consolidated financial statements are presented in millions of HUF, which is the Company’s functional and presentation currency.

2.3.2 Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement (Finance income).

2.3.3 Group companies

The results and financial position of all of the Group’s entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•       For the initial consolidation of foreign subsidiaries acquired, their assets and liabilities at the acquisition date are incorporated into the consolidated financial statements after translating the balances into HUF using the exchange rate prevailing at that date. The fair value adjustments resulting from the purchase price allocation and goodwill are accounted for in HUF for acquisitions before March 31, 2004, after which date these adjustments arising on consolidation are accounted for in the functional currency of the subsidiary as required by IAS 21—The Effects of Changes in Foreign Exchange Rates.

•       Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet.

•       Income statements are translated at average exchange rates.

•       All resulting exchange differences are recognized directly in the consolidated equity (Cumulative translation adjustment). When a foreign operation is fully or partially disposed of, exchange differences that were recorded in equity are recognized in the income statement as part of the gain or loss on sale (Finance income).

2.4 Cash and cash equivalents

Cash and cash equivalents include cash on hand and in banks, and all highly liquid deposits and securities with original maturities of three months or less, and exclude all overdrafts.

2.5 Financial assets

The Group classifies its financial assets in the following categories:

•       at fair value through profit or loss,

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

•       loans and receivables, and

•       available for sale (AFS).

The classification depends on the purpose for which the financial asset was acquired. Management determines the classification of financial assets at their initial recognition.

(a) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are classified as held for trading. Assets in this category are classified as current assets (Other financial assets).

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets (Trade and other receivables), except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets (Other non current assets).

(c) Available-for-sale financial assets (AFS)

AFS financial assets are non derivative financial assets that are either designated in this category or not classified in any of the other categories. They are included in Other non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date. In this latter case they are included in current assets (Other financial assets).

(d) Recognition, measurement and disclosure

Gains or losses on the re-measurement or sale of financial assets or the directly related transaction costs are recognized in either the income statement (Finance income), or in the equity (Revaluation reserve for AFS financial assets—net of tax), as described below.

Regular purchases and sales of financial assets are recognized on the trade-date, the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the income statement.

AFS financial assets and ‘financial assets at fair value through profit or loss’ are subsequently carried at fair value. Loans and receivables are carried at amortized cost using the effective interest method. Gains or losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are recognized in the income statement (Finance income) in the period in which they arise. Dividend income from ‘financial assets at fair value through profit or loss’ is recognized in the same way when the Group’s right to receive payments is established.

Changes in the fair value of monetary and non-monetary securities classified as available-for-sale financial assets are recognized in equity (Revaluation reserve for AFS financial assets—net of tax).

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Financial assets are derecognized when the rights to receive cashflows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognized in equity are included in the income statement.

Interest on available-for-sale securities calculated using the effective interest method is recognized in the income statement (Finance income).

Dividends on available-for-sale equity instruments are recognized in the income statement (Finance income) when the Group’s right to receive payments is established.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cashflow analyses and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for AFS financial assets, the cumulative loss—measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the income statement—is removed from equity and recognized in the income statement. Impairment losses recognized in the income statement on equity instruments are not reversed through the income statement. Impairment testing of trade receivables is described in Note 2.7.

Amounts due to, and receivable from, other network operators are shown net where a right of set-off exists and the amounts are settled on a net basis.

2.6 Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. Magyar Telekom does not apply hedge accounting for its financial instruments, therefore all gains and losses are recognized in the income statement (Finance income).

The fair value of derivative financial instruments is included in current Other financial assets or other current liabilities.

The revised interpretation of IAS 39—Financial Instruments—Recognition and Measurement does not consider contracts denominated in a currency that is not the functional currency of either of the contracting parties as a separable host contract and an embedded derivative if the contract currency is widely used in that market.

The Group determined that USD and EUR are currencies commonly used in local business transactions and external trade in areas where the Group operates. For business transactions, it is in this region common to set prices in EUR or USD, without reference to the currency of either contracting

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

party. In many cases, there is practically no option to avoid contracting in the above currencies. On this basis, the Group derecognized derivates embedded in contracts denominated in either USD or EUR.

As of Dec 31, 2004, all contracts where embedded derivatives had been identified where either EUR or USD denominated contracts, accordingly, all previously recognized derivates were derecognized in the 2005 Financial Statements. The underlying contracts are contracts for complex IT services, billing services, equipment purchases and system maintenance contracts.

As a result of the change in the interpretation, Magyar Telekom restated its opening retained earnings as at January 1, 2005, and eliminated the carrying amounts of these embedded derivatives previously recognized (HUF 873 million) and the related deferred tax liability (HUF 140 million) in the balance sheet against Retained earnings as at December 31, 2004.

2.7 Trade and other receivables

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments (more than 30 days overdue) are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cashflows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the income statement (Other operating expenses—Bad debt expense). When a trade receivable is established to be uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against the period’s bad debt expense.

2.8 Inventories

Inventories are stated at the lower of cost or net realizable value using the historical cost method of accounting, and are valued on a weighted average or FIFO basis.

Phone sets are often sold for less than cost in connection with promotions to obtain new subscribers with minimum commitment periods (Note 4 g). Such loss on the sale of equipment is only recorded when the sale occurs if the normal resale value of the phone sets exceeds cost.

2.9 Assets held for disposal

Assets held for disposal include real estate that is no longer needed for the future operations of the Group, and has been identified for sale, which is expected to take place within 12 months. These assets are accounted for at the lower of carrying value or fair value less cost to sell. These assets continued to be depreciated until the sale, in accordance with IAS 16—Property, Plant and Equipment until December 31, 2004. From January 2005 Magyar Telekom applies the regulations of IFRS 5—Non Current Assets held for Sale and Discontinued Operations, whereby the depreciation is discontinued from the date of designation to the held for sale status. When an asset is designated for sale, and the fair value is determined to be lower than the carrying amount, the difference is recognized in the income statement (Depreciation and amortization) as an impairment loss.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.10 Property, plant and equipment (PPE)

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

Government grants relating to the purchase of property, plant and equipment are deducted from the original cost of the items and are recognized in the income statement through the reduced amount of depreciation of the related assets over their useful lives. Investment tax credits relating to qualifying investment projects (Note 9) are also recognized in this manner.

Cost in the case of telecommunications equipment comprises of all expenditures including the cabling within customers’ premises and interest on related loans.

When assets are scrapped, the cost and accumulated depreciation are removed from the accounts and the loss is recognized in the income statement as depreciation expense.

When assets are sold, the cost and accumulated depreciation are removed from the accounts and any related gain or loss is recognized in the income statement (Other operating income).

Maintenance and repairs are charged to expense when incurred.

Depreciation is calculated on a straight-line basis from the time the assets are deployed and charged over their economic useful lives. On an annual basis, Magyar Telekom reviews the useful lives and residual values for consistency with current development plans and advances in technology.

The useful lives assigned are as follows:

Years
Buildings	10 - 50
Duct, cable and other outside plant	25 - 38
Other telecommunications equipment	7 - 15
Other fixed assets	3 - 12

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.11 Intangible assets

Intangible assets are stated at historical cost less accumulated amortization and impairment losses.

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use. These costs are amortized over the estimated useful life of the software. Costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. Costs directly associated with the production of identifiable and unique software products controlled by the Group, and that will probably generate economic benefits exceeding costs beyond one year, are recognized as intangible assets. Direct costs include the software development employee related costs and an appropriate portion of relevant overheads. Computer software development costs recognized as assets are amortized over their estimated useful lives. As these assets represent an immaterial portion of all software, these are not disclosed separately.

Costs associated with the acquisition of long term frequency licenses are capitalized including any related borrowing costs. The useful lives of concessions and licenses are determined based on the underlying agreements and are amortized on a straight line basis over the period from the beginning of commercial use of the frequency until the end of the initial concession or license term. No renewal periods are considered in the determination of useful life.

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net assets and contingent liabilities of the acquired subsidiary at the date of acquisition. Goodwill on acquisitions completed before March 31, 2004 was amortized using the straight-line method over its estimated useful life. Goodwill arising on acquisitions after this date is not amortized. Following the change in the IFRS regulations, amortization of goodwill arising on acquisition before March 31, 2004 was discontinued from January 1, 2005, and the accumulated amortization was eliminated against the gross book value of the goodwill. From 2004 impairment testing is carried out on an annual basis for all goodwill in the last quarter of the year based on the carrying values as at September 30 of the year.

Goodwill is carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Intangible assets other than goodwill are amortized over their respective economic useful lives.

	Years
Software	3	-	5
Concessions and licenses	8	-	25
Brand-name	5	-	10
Other intangible assets	3	-	10

Other than goodwill, the Group has no intangible assets with indefinite life.

2.12 Impairment of PPE and intangible assets

Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an assets’ fair value less costs to sell and value in use. For the purposes

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cashflows (cash-generating units—CGUs).

Goodwill is allocated to cash generating units. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose. Magyar Telekom allocates goodwill to the Hungarian and Foreign operations of its business segments (Fixed line and Mobile), and conducts the impairment testing at this level, which is the lowest level at which management monitors goodwill. Goodwill is tested for impairment annually or more frequently if circumstances indicate that impairment may have occurred.

The fair values of investments in subsidiaries listed on active stock exchanges are based on current bid prices. If the market for the shares of subsidiaries is not active or the subsidiaries are not listed and for 100% owned subsidiaries the Group establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cashflow analyses and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs. The fair values determined as described above are used as a basis when establishing the need for an impairment on the goodwill allocated to the cash generating units of the segments.

See also Note 4.

2.13 Loans and other borrowings

Borrowings are recognized initially at fair value less transaction costs, and subsequently measured at amortized costs using the effective interest rate method. The effective interest is recognized in the income statement (Finance expense) over the period of the borrowings.

Fair values of loans and other borrowings calculated using the discounted cashflow method is also presented in the financial statements (Notes 16 and 17).

2.14 Trade and other payables

Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. The carrying values of trade and other payables approximate their fair values due to their short maturity.

2.15 Provisions

Provisions are recognized when Magyar Telekom has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

Provisions are measured and recorded as the best estimate of the expenditure required to settle the present obligation at the balance sheet date.

Provisions for obligations expected to fall due after 12 months are recognized at their present value and are accreted until utilization or reversal against Finance expense.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.16 Treasury stock

When the Company or its subsidiaries purchase the Company’s equity shares, the consideration paid including any attributable incremental external costs are deducted from the Shareholders’ equity as Treasury stock until they are re-sold or cancelled. When such shares are subsequently sold, the treasury share balance decreases by the original cost of the shares, thereby increasing the equity, while any gains or losses are also recognized in equity (Retained earnings). Treasury stock transactions are recorded on the transaction date.

2.17 Revenues

Revenue is primarily derived from services provided to Magyar Telekom’s customer subscribers and other third parties using Magyar Telekom’s telecommunications network, and equipment sales. Revenues for all services and equipment sales (Notes 21 and 22) are shown net of VAT, discounts and after eliminating sales within the Group, and are recognized when the amount of the revenue can be reliably measured, it is probable that future economic benefits will flow to the Group and specific criteria are met for the provision of each of the Group’s services described below.

Customer subscriber arrangements typically include an activation fee, equipment sale, subscription fee and monthly charge for the actual airtime used. The Company considers the various elements of these arrangements to be separate earnings processes for IFRS purposes and classifies the revenue for each of the deliverables into the categories as disclosed in Notes 21 and 22 using the residual method. These units are identified and separated, since they have value on a standalone basis and are sold not only in a bundle but separately as well. Therefore the Group recognizes revenues for all of these elements using the residual method that is the amount of consideration allocated to the delivered elements of the arrangements equals the total consideration less the fair value of the undelivered elements.

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

Wholesale (incoming) traffic revenue is recognized in the period of related usage. A proportion of the revenue received is often paid to other operators (interconnect) for the use of their networks, where appropriate. The revenues and costs of these transit calls are stated gross in these consolidated financial statements as the Group is the principal supplier of these services using its own network freely defining the pricing of the services, and recognized in the period of related usage.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.17.1 Fixed line service revenues

The Fixed line segment comprises the activities of the residential and business units of the Group.

(a) Residential service revenues

The Group provides customers with narrow and broadband access to its fixed network. It also sells, leases, and services telecommunications equipment for its customers and provides additional telecommunications services. Service revenues are recognized when the services are provided in accordance with contractual terms and conditions.

Revenue and expenses associated with the sale of telecommunications equipment and accessories are recognized when the products are delivered, provided there are no unfulfilled company obligations that affect the customer’s final acceptance of the arrangement.

Revenues from rentals and operating leases are recognized monthly as the fees accrue.

Internet revenues consist primarily of revenues from subscriber fees and charges for advertising and e-commerce. Subscriber fees—consisting primarily of basic monthly charges for Internet services and Internet access as well as use-related fees—are recognized as revenue in the period the service is provided.

Advertising revenues are recognized in the period that the advertisements are exhibited.

Transaction revenues are recognized upon notification from the customer that qualifying transactions have occurred and collection of the resulting receivable by the Group is reasonably assured.

(b) Business service revenues

Contracts for network services, which consist of the installation and operation of communication networks for customers, have an average duration of 2-3 years. Revenues for voice and data services are recognized under such contracts when used by the customer.

Revenue from outsourcing contracts reflects the extent of actual services delivered in the period in accordance with the terms of the contract. The contracts are analyzed based on the requirements of IFRIC 4, and if they include embedded lease elements, the revenues attributable to these are recognized according to IAS 17, Leases as disclosed in Note 2.22.

Revenue from service contracts billed on the basis of time and material used is recognized as the services are provided.

Revenue from systems integration contracts requiring the delivery of customized products and/or services is generally covered by one of the following types of contracts: fixed-price or time and material-based. For fixed-price contracts, revenue is generally recognized based on proportional performance. In the case of contracts billed on the basis of time and material, revenue is recognized as the services are rendered.

Revenue from maintenance services is recognized over the contractual period or as the services are provided.

Revenue from hardware sales or sales-type leases is recognized when the product is shipped to the customer, provided there are no unfulfilled company obligations that affect the customer’s final acceptance

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

of the arrangement. Any costs of these obligations are recognized when the corresponding revenue is recognized.

Revenue from rentals and leases is recognized monthly as the fees accrue.

Revenues from construction contracts are accounted for using the percentage-of-completion method. The stage of completion is determined on the basis of the costs incurred to date as a proportion of the estimated total costs. Receivables from construction contracts are classified in the balance sheet item as Trade and other receivables. If the total actual and estimated expenses exceed revenues for a particular contract, the loss is recognized immediately.

2.17.2 Mobile service revenues

Mobile Communications revenues primarily include revenues from the provision of voice and non-voice mobile services and sales of mobile handsets and accessories.

Mobile services revenues include monthly service charges, charges for special features, call charges, and roaming charges billed to T-Mobile customers, as well as other mobile operators. Mobile services revenue is recognized based upon minutes of use and contracted fees less credits and adjustments for discounts.

Revenues from roaming customers of the Group and other service providers are recognized and presented on a gross basis.

The revenue and related expenses associated with the sale of mobile phones, wireless data devices, and accessories are recognized when the products are delivered and accepted by the customer.

Value added services mostly include SMS, MMS, WAP as well as directory assistance and similar services. Value added services, where the Group does not act as a principal in the transaction, are included in this category on a net basis. Revenues from premium rate services are also included in this category, recognized on a gross basis when the delivery of the service over Magyar Telekom’s network is the responsibility of the Group and the Group also bears substantial risks of these services, otherwise presented on a net basis.

2.18 Employee benefits

(a) Short term employee benefits

Short term employee benefits are recognized as a current expense in the period when employees render their services. These include wages, social security contributions, bonuses, paid holidays, discounted telephone bills, meal and holiday contributions and other fringe benefits and the tax charges thereon.

(b) Pensions

Payments to defined contribution pension and other welfare plans are recognized as an expense in the period in which they are earned by the employees.

Magyar Telekom does not have significant defined post-employment benefit schemes.

(c) Share based compensation

Magyar Telekom adopted IFRS 2—Share-based Payment as of January 1, 2005. The standard requires the Group to reflect in its income statement and balance sheet the effects of share based payment

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

transactions, including expenses associated with transactions in which share options are granted to employees. Accordingly, Magyar Telekom recognizes the costs of services received from its employees in a share based payment transaction when services are received. Magyar Telekom recognizes a corresponding increase in its equity reserves (Reserve for equity settled share based transactions) if the services are received in an equity-settled share based payment transaction. Before the adoption of IFRS 2, the Group did not recognize employee expenses in relation to share based compensations.

As at December 31, 2004 the Group set up this reserve and transferred the amount from its Retained earnings that would have been recognized to that date in this reserve. Compensation expense for share settled share based transactions is recognized against this reserve in 2005 and 2006.

If the services are received in a cash-settled share based payment transaction, the Group recognizes the expense against a liability, re-measured at each balance sheet date.

Fair values are determined using option pricing models (such as Black-Scholes) and other relevant techniques. As Magyar Telekom Plc. is listed and actively traded on the Budapest and New York Stock Exchanges, the share price and its history is readily available as a basis for fair value calculations.

Bonuses tied to the long term performance of the Magyar Telekom share are recognized in the income statement at their time-proportioned fair value (Note 24) against an accumulating liability in Trade and other payables.

(d) Termination benefits

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

2.19 Research and Marketing expenses

Research as well as marketing costs are expensed as incurred.

2.20 Borrowing costs

Borrowing costs are recognized as an expense as incurred, net of amounts capitalized. Interest on borrowings (that were all taken for construction purposes) was capitalized as part of the cost of the relevant fixed asset, up to the date of commissioning and is then amortized over the period the asset is depreciated. The rate used to determine the amount of borrowing costs eligible for capitalization was defined as the ratio of equity to debt financing, where debt excludes short term borrowings and loans related to the financing of acquisitions. As all loans taken for capital expenditure on tangible and intangible assets were repaid by the end of 2003, no interest was capitalized in 2004 and 2005. In 2006 the Group took a dedicated loan for the expansion of the broadband technology in Hungary, therefore interest is capitalized as part of the cost of the assets constructed from this source of finance.

The weighted average interest rate on borrowings is calculated using the average amount of loans and other borrowings during the year and the interest expense charged. As the Group does not incur significant

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

amounts of additional borrowing costs, the weighted average interest rate equals the effective borrowing costs.

2.21 Income taxes

(a) Corporate income taxes

Corporate income taxes are payable to the central tax authorities of the countries in which the Group’s consolidated entities operate. The basis of the tax is the taxable entities’ accounting profit adjusted for non-deductible and non-taxable items. The tax rates and the determination of the tax base vary among the countries in which the Group operates.

(b) Other income taxes

Other income taxes include certain local and central taxes levied in Hungary on the companies’ net margins, determined at a substantially higher level than the corporate tax base. These other income taxes are deductible from the corporate tax base.

(c) Deferred taxes

Deferred tax is recognized applying the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit. Deferred tax is determined using income tax rates that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred tax is also provided on taxable temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

2.22 Leases

(a) Operating lease—Group as lessor

Assets leased to customers under operating leases are included in Property, plant and equipment in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with similar fixed assets. Rental income is recognized on a straight-line basis over the lease term.

(b) Finance lease—Group as lessor

Leases of assets where Magyar Telekom transfers substantially all the benefits and risks of ownership are recognized and disclosed as sales revenue against a finance lease receivable. The revenue equals the estimated present value of the future minimum lease payments receivable and any un-guaranteed residual value (net investment in the lease). Thereby, any gains are deferred and recognized over the period of the lease, while any losses are recognized immediately. Each lease receipt is then allocated between the

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

receivable and finance income so as to achieve a constant rate of return on the finance balance outstanding. The interest element of the lease receipt is recognized as Finance income.

(c) Finance lease—Group as lessee

Leases of property, plant and equipment where Magyar Telekom assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalized at the fair value of the asset or if lower, at the estimated present value of the future minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate of interest on the finance balance outstanding. The corresponding lease obligations, net of finance charges, are included in the balance sheet (Third party loans and other borrowings). The interest element of the lease payments is charged to the income statement (Finance expense) over the lease period. Property, plant and equipment acquired under finance lease contracts are depreciated over the shorter of the lease term or the useful life of the asset.

(d) Operating lease—Group as lessee

Costs in respect of operating leases are charged to the income statement (Other operating expenses) on a straight-line basis over the lease term.

(e) Sale and leaseback transactions

Sale and leaseback transactions involve the sale of an asset by Magyar Telekom and the leasing of the same asset or part of it back to Magyar Telekom. When sale and leaseback transactions qualify as finance leases any gain on the sale is deferred and recognized in the income statement over the lease term through lower depreciation expense. If the leaseback qualifies as an operating lease, any gains or losses on the sale are recognized in the income statement (Other operating income), while the lease payments are also recognized in the income statement (Other operating expenses) on a straight line basis over the period of the lease.

2.23 Earnings per share

Basic earnings per share is calculated by dividing profit attributable to the equity holders of the Company for the period by the weighted average number of common stocks outstanding. Diluted earnings per share is calculated considering the weighted average number of diluting share options in addition to the number of common stocks outstanding.

2.24 Dividends

Dividends payable to the Company’s shareholders and to minority shareholders of the subsidiaries are recorded as a liability and debited against equity (Retained earnings or Minority interests) in the Group’s financial statements in the period in which they are approved by the shareholders.

2.25 Segment reporting

Magyar Telekom determines segments primarily based on products and services that are subject to risks and returns that are different from those of other businesses. The primary segments are based on the business lines (Fixed line and Mobile operations) both including Hungarian and Foreign operations. The Company’s secondary format for reporting segment information is geographical.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.26 Comparative information

In order to maintain consistency with the current year presentation, certain items have been reclassified for comparative purposes.

3                    Financial risk management

3.1 Financial risk factors

The Group’s activities expose us to a variety of financial risks: market risk (including currency risk, fair value interest rate risk and cashflow interest rate risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group occasionally uses derivative financial instruments to hedge certain risk exposures.

Risk management is carried out by a central treasury department (Group Treasury) in line with the main guidelines approved by the Board of Directors. Group Treasury identifies, evaluates and hedges financial risks in close co-operation with the Group’s operating units.

3.1.1 Market risk

(a) Foreign exchange risk

Magyar Telekom is exposed to interest and foreign exchange rate risk associated with its cash and debt portfolio and anticipated transactions. Magyar Telekom is exposed to foreign exchange risk related to holding foreign currency cash balances, and operating activities through revenues from and payments to international telecommunications carriers as well as capital expenditure contracted with vendors in foreign currency. As the vast majority of the revenues and expenses of the Hungarian entities arise in HUF, the functional currency of Magyar Telekom is HUF, and as a result, Magyar Telekom’s objective is to minimize the level of its financial risk in HUF terms. During 2006 and 2005, the Group’s borrowings were denominated primarily in HUF. The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the EUR and USD. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities.

The Group has subsidiaries in the Southern and Eastern European region, whose net assets are exposed to foreign currency translation risk. The Group is present in Macedonia, Montenegro, and to a lesser extent in Bulgaria, Romania and Ukraine. Romania and Bulgaria joined the European Union on January 1, 2007, which over time mitigates the currency risk of these countries. The high amount of foreign currency (EUR and USD) denominated cash portfolio accumulated by the Macedonian subsidiaries creates additional foreign exchange risk exposure on local and Group level.

Magyar Telekom occasionally enters into derivative contracts for risk reduction purposes. These foreign currency forward contracts are taken to reduce the exchange rate risk related to the foreign exchange denominated payment obligations and expected cash inflows.

(b) Cashflow and fair value interest rate risk

The Group’s interest rate risk primarily arises from long-term borrowings. Borrowings taken at variable rates expose the Group to cashflow interest rate risk. Borrowings taken at fixed rates expose the Group to fair value interest rate risk. It is the Group’s policy to maintain more than 50% of its borrowings

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

in fixed rate instruments. As the Group also has increasing amount of interest-bearing assets in Macedonia and Montenegro, managing the interest rate feature of the portfolio in these countries is also in focus.

3.1.2 Credit risk

Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions, as well as credit exposures to wholesale and retail customers, including outstanding receivables and committed transactions.

The Group’s cash balances in Hungary are deposited in banks and financial institutions with a minimum rating of ‘A’. This risk is very low, since the policy is to use the excess cash for debt repayment purposes instead of accumulating cash. As to the international subsidiaries, the credit risk, if any, is mitigated by keeping the cash in a number of local banks.

For wholesale customers, risk control assesses the credit quality of the customer, taking into account its financial position, past experience and other factors. Individual risk limits are set based on internal or external ratings in accordance with limits set by the Board. The utilization of credit limits is regularly monitored.

The risk related to retail customers is limited due to the large number of customers comprising Magyar Telekom’s customer base and their dispersion across many different industries and geographic areas.

3.1.3 Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash and marketable securities, the availability of funding from an adequate amount of committed credit facilities including facilities with local (Hungarian) banks and with Deutsche Telekom.

Management monitors rolling forecasts of the Group’s liquidity reserve on the basis of expected cashflows.

3.2 Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by equity (including minority interest) and net debt. Net debt is calculated as total borrowings less cash and cash equivalents.

During 2006, the Group’s strategy, which was unchanged from 2005, was to maintain a gearing ratio within 30% to 40% and a BBB (investment grade) credit rating. The gearing ratio at December 31, 2006 was 27.9% (2005: 33.2%). The decrease in the gearing ratio during 2006 resulted from delayed declaration of dividends as a result of the on-going investigation (Note 1.2).

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.3 Fair value estimation

The fair value of financial instruments traded in active markets (such as trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Other techniques, such as estimated discounted cashflows, are used to determine fair value for the remaining financial instruments. The fair value of forward foreign exchange contracts is determined using quoted spot exchange rates and appropriate interest rates at the balance sheet date.

The carrying value less impairment provision of trade and other receivables and trade and other payables are assumed to approximate their fair values due to their short-term nature. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cashflows at the current market interest rate that is available to the Group for similar financial instruments.

4                    Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, rarely equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are outlined below.

(a) Useful lives of assets

The determination of the useful lives of assets is based on historical experience with similar assets as well as any anticipated technological development and changes in broad economic or industry factors. The appropriateness of the estimated useful lives is reviewed annually, or whenever there is an indication of significant changes in the underlying assumptions. We believe that the accounting estimate related to the determination of the useful lives of assets is a critical accounting estimate since it involves assumptions about technological development in an innovative industry. Further, due to the significant weight of depreciable assets in our total assets, the impact of any changes in these assumptions could be material to our financial position, and results of operations. As an example, if Magyar Telekom was to shorten the average useful life of its assets by 10%, this would result in additional annual depreciation and amortization expense of approximately HUF 12 billion.

(b) Estimated impairment of goodwill

Goodwill is no longer amortized, but tested for impairment annually or more frequently. As all of our subsidiaries are either not listed on stock exchanges or there is no active market for their shares, the recoverable amounts of the business units and reportable segments are calculated based on fair value determined by the discounted projected cashflows of these units over the next ten years and a terminal value. This is highly judgmental, which carries the inherent risk of arriving at materially different fair values if estimates used in the calculations would prove to be inappropriate. The Group has an

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

implemented policy to make the impairment test based on a 10-year cashflow projection on a reasonable and supportable assumption that presents the management’s best estimate. In the calculations, Magyar Telekom used a weighted average cost of capital (WACC) of 7.95% to 10.35% depending on the country of operations and the sub-sector of telecommunications. Perpetual growth rate estimates range between -6.76% and +3% also depending on the country of operations and the sub-sector of telecommunications. The WACC was determined based on CAPM model using the average betas of the peer group, 10 year zero coupon yields and the group average debt ratio of 35%, which is in line with the usual indebtedness of listed peer telecommunications companies, while the perpetual growth rates used are in line with the long-term average growth rate for the telecommunications sector.

For the Hungarian sub-units of the Fixed line CGU, we used a WACC of 10.35% and perpetual growth rates ranging between -6.76% and +3%. If we had used a growth rate of 0% for all these units of the CGU, it would have resulted in an impairment charge of approximately HUF 9,498 million. If Magyar Telekom had used a WACC of 10.85% (an increase of 0.50%) and an unchanged perpetual growth rate compared to the current calculations after the ten year projected period in the same CGU, it would have resulted in an impairment charge of approximately HUF 6,287 million. Any further increase in the WACC or a negative growth rate applied would have resulted in further amounts of impairment, initially related to goodwill allocated to the Hungarian CGU of the Fixed line segment.

(c) Estimated impairment of property, plant and equipment, and intangibles

We assess the impairment of identifiable property, plant, equipment and intangibles whenever there is a reason to believe that the carrying value may materially exceed the recoverable amount and where impairment in value is anticipated. The recoverable amounts are determined by value in use calculations, which use a broad range of estimates and factors affecting those. Among others, we typically consider future revenues and expenses, technological obsolescence, discontinuance of services and other changes in circumstances that may indicate an impairment. If an impairment is identified using the value in use calculations, we also determine the fair value less cost to sell (if determinable), to calculate the exact amount of impairment to be charged. As this exercise is highly judgmental, the amount of potential impairment may be significantly different from that of the result of these calculations.

(d) Estimated impairment of trade and other receivables

We calculate impairment for doubtful accounts based on estimated losses resulting from the inability of our customers to make required payments. For large customers, impairment is calculated on an individual basis, while for other customers it is estimated on a portfolio basis, for which we base our estimate on the aging of our account receivables balance and our historical write-off experience, customer credit-worthiness and changes in our customer payment terms. These factors are reviewed periodically, and changes are made to the calculations when necessary. In addition, we consider also the nature of the business (fixed line, mobile, internet, cable TV, etc.) and the environment in which the Group’s entities operate on the various markets. The estimates also involve assumptions about future customer behavior and the resulting future cash collections. If the financial condition of our customers were to deteriorate, actual write-offs of currently existing receivables may be higher than expected and may exceed the level of the impairment losses recognized so far.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(e) Provisions

Provisions in general are highly judgmental, especially in the cases of legal disputes. The Group assesses the probability of an adverse event as a result of a past event and if the probability is evaluated to be more than fifty percent, the Group fully provides for the total amount of the liability.

(f) Asset retirement obligations

The Group is exposed to legal asset retirement obligations mainly related to its fixed network. The amounts and timing of such future expenses are difficult to predict. Provisions have been calculated based on past history of costs related to dismantling and removing network assets and restoring the site on which they were located. Estimates of future cashflows have been discounted using credit adjusted risk free rates ranging from 7.35 % to 8.30%. Due to the high level of uncertainty, future expenses may be different from those provided for.

(g) Subscriber acquisition costs

Subscriber acquisition costs primarily include the loss on the equipment sales (revenues and costs disclosed separately) and fees paid to subcontractors that act as agents to acquire new customers. The Group’s agents spend a portion of their agent fees for marketing the Group’s products. A part of the Group’s marketing costs could also be considered as subscriber acquisition cost. The up-front fees collected from customers for activation or connection are marginal compared to the costs. These revenues, costs and losses are recognized when the customer is connected to the Group’s fixed or mobile networks. No such costs or revenues are deferred. These acquisition costs (losses) are recognized immediately as they are not accurately separable from other marketing costs and there is no guarantee of recovering these subsidies from the future revenue generated from the customers. Among these costs, net equipment losses of the Group amounted to HUF 11,088 million, while agent fees amounted to HUF 11,012 million in 2006.

5                    Business combinations

5.1 Acquisitions in 2006

5.1.1 Orbitel

On November 29, 2005 Magyar Telekom concluded an agreement to acquire a 100% stake in Orbitel for EUR 7.85 million (HUF 1,944 million). Orbitel is a Bulgarian alternative telecommunications and internet service provider offering countrywide voice and data services to the business community utilizing IP technology. In 2005, the company generated revenues of EUR 11.5 million. Orbitel has been consolidated from the date of the financial closing, February 3, 2006.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The carrying values and the fair values of Orbitel’s net assets at acquisition as well as the consideration paid are disclosed in the table below.

	Fair values	Carrying values
	(in HUF millions)
Purchase price of ownership acquired	1,944
Additional costs directly attributable to the business combination	38
Consideration paid	1,982
Net assets acquired	1,013
Goodwill	969
Net assets acquired:
Cash	22	22
Other financial assets	6	6
Receivables	335	335
Income tax receivable	7	7
Inventory	12	12
Property, plant and equipment	524	381
Intangible assets	812	221
Other non current assets	3	3
Trade and other payables	(384)	(384)
Loans and other borrowings	(190)	(190)
Net deferred tax liability	(134)	(24)
	1,013	389

The goodwill arising on this acquisition partly represents the assembled workforce that can not be recognized as a separable asset. Further, the customer value recognized only represents the customers and services rendered to them existing on the acquisition date, while the majority of the goodwill represents the value of, and the future revenues from, customers to be acquired from the acquisition date or the planned extension of services.

5.1.2 Dataplex

On December 12, 2005 Magyar Telekom agreed to acquire a 100% stake in Dataplex Kft. for HUF 5.1 billion, based on the net debt position of the company at the time of the agreement. Dataplex is major player in the Hungarian IT hardware co-location market with revenues of around HUF 1.3 billion in 2005. The financial closing of the transaction took place following the approval by the Hungarian Competition Authority, on April 5, 2006. Dataplex is consolidated in the Fixed line segment of the Group since that date.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The carrying values and the fair values of Dataplex’s net assets at acquisition as well as the consideration paid are disclosed in the table below.

	Fair values	Carrying values
	(in HUF millions)
Purchase price of ownership acquired	5,113
Additional costs directly attributable to the business combination	35
Consideration paid	5,148
Net assets acquired	1,100
Goodwill	4,048
Net assets acquired:
Cash	1	1
Receivables	148	148
Inventory	6	12
Property, plant and equipment	811	801
Intangible assets	933	1
Trade and other payables	(556)	(556)
Loans and other borrowings	(56)	(56)
Net deferred tax liability	(187)	—
	1,100	351

The goodwill arising on this acquisition partly represents the assembled workforce that can not be recognized as a separable asset. Further, the customer value recognized only represents the customers existing on the acquisition date, while the majority of the goodwill represents the value of, and future revenues from, customers to be acquired from the acquisition date.

5.1.3 KFKI Group

In June 2006 Magyar Telekom signed a share purchase agreement to acquire the 100% ownership of KFKI-LNX Zrt., one of the leading Hungarian IT companies for a purchase price of HUF 8.2 billion plus an optional earn-out payment of HUF 1.5 billion dependent on the 2006 financial performance. The acquisition was closed on September 15, 2006, from which date KFKI Group has been consolidated in the Fixed line segment of the Group. In 2005, KFKI Group’s revenues amounted to approximately HUF 17 billion. KFKI-LNX has two 100% owned subsidiaries, ICON and IQSYS.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The carrying values and the fair values of KFKI Group’s net assets at acquisition as well as the consideration paid are disclosed in the table below.

	Fair values	Carrying values
	(in HUF millions)
Purchase price of ownership acquired	8,170
Additional purchase price contingent upon results	1,500
Additional costs directly attributable to the business combination	170
Consideration paid	9,840
Net assets acquired	5,372
Goodwill	4,468
Net assets acquired:
Cash	344	344
Receivables	2,629	2,629
Income tax receivable	33	33
Inventory	656	656
Property, plant and equipment	663	632
Intangible assets	5,514	233
Trade and other payables	(2,687)	(2,687)
Loans and other borrowings	(587)	(587)
Provisions	(154)	(154)
Net deferred tax liability	(1,039)	23
	5,372	1,122

The goodwill arising on this acquisition partly represents the assembled workforce that can not be recognized as a separable asset. Further, the customer value recognized only represents the customers existing on the acquisition date, while the majority of the goodwill represents the value of, and future revenues from, customers to be acquired from the acquisition date.

5.1.4 IWIW, Adnetwork, MFactory

In April 2006 Magyar Telekom acquired the 100% ownership of iWiW Kft., the leading Hungarian online social network, for a purchase price of HUF 1.1 billion. iWiW (‘who is who’) operates the only online social network for existing friendships and relationships with more than half a million registered members at the time of the acquisition, which made it the fourth most visited web page in Hungary. In 2005 iWiW generated revenues of HUF 5 million.

In May 2006 Magyar Telekom acquired the 100% ownership of Adnetwork Kft, the leading Hungarian online advertisement network for an initial purchase price of HUF 168 million and additional price of HUF 10 million. Adnetwork was established in 2005 and generated revenues of HUF 28 million in 2005.

In December 2006 Magyar Telekom acquired a 75.05% stake in MFactory, one of the leading Hungarian mobile content producers and aggregators for HUF 469 million. In addition, the Company also has an option to increase its stake in MFactory to 100% from 2009, while MFactory’s minority owners have a put option for their shares. The Group considers this combination of the options to be of a liability

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

nature (in an amount of HUF 166 million), therefore MFactory is consolidated as a 100% subsidiary in the Fixed line segment of the Group in 2006, while the initial goodwill arising on the business combination is allocated to the Mobile segment. MFactory’s revenue amounted to HUF 190 million in 2006.

The carrying values of the net assets of the above companies (iWiW, Adnetwork and MFactory) acquired in individually immaterial business combinations are disclosed in their aggregate amounts in the table below.

The fair values of the net assets of iWiW equal their carrying values. Due its immaterial size, no fair valuation was done for Adnetwork’s net assets, while due to the late acquisition of MFactory, the purchase price allocation has not been finalized until the approval of these financial statements.

Carrying values
(in HUF millions)
Purchase price of ownership acquired	1,767
Further purchase price payable for the remaining shares in MFactory	166
Additional purchase price and costs directly attributable to the business combination	11
Consideration paid	1,944
Net assets acquired	83
Goodwill	1,861
Net assets acquired:
Cash	12
Receivables	73
Intangible assets	53
Income tax payable	(5)
Trade and other payables	(50)
83

5.1.5 MakTel—own shares

In June, 2006 MakTel acquired 10% of its own shares at a public auction held by the Macedonian Government (the minority owner) for EUR 60.9 million (HUF 16,579 million including additional costs). Following the share repurchase transaction, Magyar Telekom’s voting rights in MakTel increased from 51.0% to 56.7%, while the Macedonian Government’s share of ownership fell to 36.8%, with the rest of the shares owned by smaller minority shareholders. The difference between the purchase price of the shares and the decrease in the minority interests was recognized as goodwill in an amount of HUF 1,724 million, all allocated to the Mobile segment.

5.1.6 MobilPress

In December 2006 Magyar Telekom agreed to acquire a 100% stake in MobilPress for HUF 600 million plus the dividend to be declared for 2006 (max. HUF 50 million). The transaction was subject to the approval of the Hungarian Competition Authority. The transaction was closed on January 25, 2007, and MobilPress has been consolidated since that date, included in the Fixed line segment. MobilPress is

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

one of the major Hungarian mobile content providers and manages, among others, the t-zones portal, with revenues around HUF 1.5 billion in 2006.

The carrying values of MobilPress’s net assets at acquisition as well as the consideration paid are disclosed in the table below. The Group has not finalized the purchase price allocation for this recent acquisition, therefore the fair values are not available at the date of these financial statements.

Carrying values
(in HUF millions)
Purchase price of ownership acquired	600
Additional expected purchase price	50
Consideration paid	650
Net assets acquired	93
Goodwill	557
Net assets acquired:
Cash	64
Receivables	266
Non current assets	56
Trade and other payables	(285)
Short term borrowings	(2)
Non current liabilities	(6)
93

5.2 Acquisitions in 2005

5.2.1 Crnogorski Telekom (CGT)

In 2005, the Company acquired a 76.53% stake in CGT in the course of the privatization tender. The purchase price of the stake was EUR 140.5 million. From this purchase price, Magyar Telekom paid EUR 114.0 million for a stake of 51.12% to the Government of Montenegro and EUR 22.9 million for a stake of 21.92% to minority shareholders. For the remaining 3.49% Magyar Telekom paid EUR 3.6 million through a public offering. CGT owns 100% of the share capital of T-Mobile CG, the second Montenegrin mobile company, 100% of the share capital of Internet Crna Gora, and 51% of the share capital of Montenegrocard. The total cost of the acquisition was HUF 35,927 million including directly related expenses.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

CGT and its subsidiaries have been consolidated since March 31, 2005.

The fair value of the net assets acquired and the consideration paid for the acquisition is disclosed in the table below.

In HUF millions	Total	Net assets included in the Fixed line segment on first consolidation	Net assets included in the Mobile segment on first consolidation
Purchase price of ownership acquired	34,954
Additional costs directly attributable to the business combination	973
Consideration paid	35,927
Fair value of net assets acquired	30,805
Goodwill	5,122	—	5,122
Fair value of net assets acquired:
Cash	1,866	—	—
Receivables	7,678	6,442	1,236
Income tax receivable	339	—	—
Inventory	609	426	183
Property, plant and equipment	28,687	22,495	6,192
Intangible assets	9,958	3,700	6,258
Other non current assets	1,080	1,080	—
Trade and other payables	(3,917)	(3,148)	(769)
Loans and other borrowings	(3,290)	—	—
Provisions	(1,951)	(1,914)	(37)
Net deferred tax liability	(807)	—	—
	40,252	29,081	13,063
Minority interests	(9,447)
Total	30,805

The goodwill arising on this acquisition partly represents the assembled workforce that can not be recognized as a separable asset. Further, the customer values recognized only represent the customers existing on the acquisition date, while the majority of the goodwill represents the value of customers to be acquired from the acquisition date.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.3 Pro forma information on business combinations

The following pro forma information shows the most important financial data of the Group, including the subsidiaries acquired as if they had been consolidated at the beginning of the financial year in which the acquisition was made, and also how much the business combinations contributed to the reported figures since the acquisition date.

	2004	2005	2006
	(in HUF millions)
Revenues
Reported	596,792	615,054	671,196
Pro forma—if consolidated from beginning of year	596,792	620,376	684,099
Contribution since date of business combination	—	20,521	12,465
Net income
Reported	34,641	78,415	75,453
Pro forma—if consolidated from beginning of year	34,641	78,049	76,267
Contribution since date of business combination	—	1,364	191

5.4 Disposal of Cardnet in 2006

During 2006 the Company sold the total of its 72% ownership in Cardnet. The table below shows the amount of assets and liabilities disposed of, the sale consideration received and the gain on the sale. The gain was recognized in the income statement (Finance income).

HUF millions
Fair value of consideration received	305
Carrying amounts of net assets disposed of	(255)
Reduction of Minority interest	71
Gain on the sale	121
Net assets disposed of:
Cash	190
Receivables and inventory	74
PPE and Intangible assets	43
Trade and other payables	(52)
255

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6                    Cash and cash equivalents

	At December 31,
	2005	2006
	(in HUF millions)		Average interest rate
HUF	1,794	1,873	4.37%
MKD	21,916	32,717	3.35%
EUR	13,527	34,029	3.38%
Other	8,823	9,221	4.21%
	46,060	77,840	3.49%

	At December 31,
	2005	2006
	(in HUF millions)
Cash on hand	166	1,556
Cash in banks and other cash equivalents	45,894	76,284
	46,060	77,840

7                    Other financial assets

	At December 31,
	2005	2006
	(in HUF millions)
Finance lease receivable (Note 33 c)	—	1,856
Derivative financial instruments	—	378
Available for sale financial assets	1,817	458
	1,817	2,692

The carrying value of the other financial assets included in the table above approximates or equals their fair value depending on the measurement policy applied to them.

The Finance lease receivable represents the short term portion of the finance lease receivable from the PMR services (Note 33 c).

Derivative financial instruments as at December 31, 2006 include the fair value of open currency forwards.

Available for sale financial assets as at December 31, 2005 included the fair value of the Group’s investment in CKB, a Montenegrin Bank. The Group had the intention to sell this investment acquired through the business combination with Crnogorski Telekom in 2005, but there was no active market for these shares. In 2005, the Group received additional shares in the form of a dividend and also participated in the share capital increase of CKB to maintain its relatively significant share of ownership (11.8%) to benefit from the planned sale. As these additional shares were acquired at a discount compared to the estimated fair value, the Group recognized a revaluation gain (as restated—Note 2.1.1) against an equity reserve (Revaluation of AFS financial assets—net of tax) in 2005. In 2006 the Group sold its CKB shares with a gain and released the revaluation reserve to the income statement (Finance income).

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The table below shows the revaluation related to the CKB shares.

	At December 31,
	2005	2006
	(in HUF millions)
Revaluation gain	213	—
Less tax	(19)	—
Revaluation—net	194	—
Less minority interest	(45)	—
Included in Revaluation reserve for AFS financial assets—net of tax	149	—

8                    Trade and other receivables

	At December 31,
	2005	2006
	(in HUF millions)
Domestic trade receivables	100,206	102,009
Foreign trade receivables	5,252	2,827
Receivables from associates	1,008	771
Receivables from Deutsche Telekom Group companies	3,771	7,991
Advances paid for current assets	2,577	1,680
Other taxes receivable	1,515	3,318
Prepayments and accrued income	3,686	7,598
Other receivables	7,932	6,603
	125,947	132,797
Allowance for impairment loss	(29,991)	(28,781)
	95,956	104,016

The allowance for impairment loss and changes therein for 2005 and 2006 are as follows:

	At December 31,
	2005	2006
	(in HUF millions)
Impairment loss, beginning of period	(24,276)	(29,991)
Charged to expense (included in other operating expenses)	(6,266)	(5,066)
Impairment losses of acquired companies on acquisition	(3,674)	(116)
Utilized and translation differences	4,225	6,392
Impairment loss, end of period	(29,991)	(28,781)

9                    Income tax

	For the year ended December 31,
	2004	2005	2006
	(in HUF millions)
Corporate income tax	9,352	11,686	6,423
Other income taxes	8,455	8,366	8,529
Deferred income taxes	(1,665)	1,806	9,268
Total income tax expense	16,142	21,858	24,220

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Current income tax receivable and payable in the balance sheet represent the amount of corporate and other income taxes receivable from, and payable to, the tax authorities of the countries in which the Group operates.

9.1 Tax rate reconciliation

The reconciliation between the reported income tax expense and the theoretical amount arising by applying the statutory income tax rates is as follows:

	For the year ended December 31,
	Note	2004	2005	2006
	(in HUF millions)
IFRS profit before income tax		59,469	110,583	111,684
Tax at 16%		(9,515)	(17,693)	(17,869)
Impact of different tax rates	(a)	491	435	(323)
Tax on items not subject to tax	(b)	2,091	1,394	2,405
Tax on non deductible expenses	(c)	(3,204)	(1,093)	(1,955)
Impact of tax incentives	(d)	584	897	778
Other income taxes	(e)	(8,455)	(8,366)	(8,529)
Impact of tax deductibility of other income taxes	(f)	1,691	2,008	2,701
Withholding tax	(g)	—	—	(2,034)
De-recognized deferred tax on tax losses	(h)	—	—	(255)
Broadband tax credit accretion	(i)	175	560	861
Income tax expense		(16,142)	(21,858)	(24,220)

(a) Impact of different tax rates

The corporate tax rate in Hungary was 16% in 2004, 2005 and in the first 8 months of 2006. As of September 1, 2006 a so called Solidarity tax was introduced in Hungary, which is an extra 4% tax on a base very similar to the corporate tax base, with fewer adjusting items from accounting profit before tax to arrive at the tax base. Therefore, the tax rate in the last 4 months of 2006 can be considered 20%. The tax rate reconciliation for 2006 also includes 16%, while the difference arising due to the introduction of the Solidarity tax is included in this line of the reconciliation.

The Group is also present in foreign countries where the tax rate is generally lower than in Hungary. The tax rate in Macedonia was 15% in 2004, 2005 and 2006, while the enacted tax rate for 2007 is 12%, while from 2008 this will be reduced further, to 10%. Deferred tax balances have been recalculated accordingly.

The corporate tax rate is 9% in Montenegro, 16% in Romania, 15% in Bulgaria, and 25% in the Ukraine.

This line of the reconciliation also includes the tax impacts of the different tax rates of the foreign countries where the Group is also present through its subsidiaries.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(b) Tax on items not subject to tax

Items not subject to income tax consist primarily of the other income from DTAG (Note 35), which is not taxable, as well as the share of associates’ profit as it is included net of tax in the Profit before income tax. This line of the reconciliation includes the tax impact of the above items.

(c) Tax on non deductible expenses

This line of the reconciliation shows the tax impact of the non deductible expenses, including premature receivable write-downs, certain impairment losses and entertainment expenses.

(d) Tax incentives

Tax incentives include the tax impact of qualifying investments in property, plant and equipment in Macedonia, which can be utilized as a reducing item in the calculation of the corporate tax base.

(e) Other income taxes

Other income taxes include certain local and central taxes levied in Hungary on the companies’ net margins, determined at a substantially higher level than the corporate tax base. As the first line of the reconciliation calculates theoretical tax expense calculated using the corporate tax rate, the Hungarian local business tax and the innovation fee impose additional tax expenses for the Hungarian entities of the Group.

(f) Deductibility of other income taxes from the corporate tax base

These Hungarian other income taxes are deductible expenses for corporate tax purposes. In addition, a certain percentage of the local business tax paid is deductible further from the corporate tax base (25% in 2004, 50% in 2005 and 100% in 2006).

(g) Withholding tax

The Group is present through its subsidiaries in Macedonia, which introduced withholding tax of 5% on dividend distribution to Hungary as of January 1, 2006. Montenegro also levies a 5% withholding tax on dividend distribution to Hungary. The reconciliation includes the amount of deferred tax calculated and recognized on the undistributed profits of these subsidiaries that are expected to be subject to withholding tax in case of dividend distributions.

(h) De-recognized deferred tax on tax losses

Deferred tax asset is created on tax losses only to the extent that the realization of the related tax benefit is probable. Deferred tax assets on tax losses that will probably not be recovered are de-recognized.

(i) Broadband investment tax credit accretion

Broadband investment tax credit accretion shows the increase of net present value of the investment tax credit deriving from the utilization of the tax credits in year(s) following the year of recognition.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.2 Deferred taxes

Magyar Telekom’s deferred tax balances are as follows:

	Balance at Dec. 31, 2004	Income statement effect	Other movements	Balance at Dec. 31, 2005	Income statement effect	Other movements	Balance at Dec. 31, 2006
Deferred tax assets and (liabilities)
Investment tax credits	6,849	741	3,066	10,656	856	2,788	14,300
Net operating loss carry-forward	3,721	2,354	1	6,076	(4,859)	—	1,217
Investments in subsidiaries	(1,334)	434	—	(900)	(300)	—	(1,200)
Withholding tax	—	—	—	—	(2,034)	—	(2,034)
Other financial assets	(140)	43	121	24	(350)	19	(307)
Impairment of receivables, inventory	3,464	264	—	3,728	(678)	—	3,050
Property, plant and equipment and intangible assets	(4,795)	(1,918)	(852)	(7,565)	(88)	(1,388)	(9,041)
Goodwill	—	(1,864)	—	(1,864)	(2,262)	—	(4,126)
Trade and other payables	81	23	—	104	259	—	363
Loans and other borrowings	205	(49)	—	156	123	—	279
Deferred revenue	380	(223)	—	157	(157)	—	—
Provisions for liabilities and charges	2,816	(1,611)	—	1,205	222	—	1,427
Total net deferred tax assets	11,247	(1,806)	2,336	11,777	(9,268)	1,419	3,928
Add back: deferred tax liability	1,280			3,189			5,647
Deferred tax assets	12,527			14,966			9,575
Items included in other movements
Investment tax credit recognized against cost of PPE			5,373			3,109
Utilization of investment tax credit			(2,307)			(321)
Change in accounting policy— embedded derivatives			140			—
AFS financial assets—valuation differences recognized directly in equity			(19)			19
Currency translation adjustment arising on consolidation			(44)			(29)
Arising on business combinations			(807)			(1,359)
			2,336			1,419

Deferred tax assets and liabilities are determined by the legal entities of the Group and disclosed as assets or liabilities accordingly in the balance sheet.

Deferred tax arising on investment tax credits are recognized against the cost of the related investment.

Deferred tax on certain embedded derivatives (HUF 140 million) was derecognized against the opening retained earnings as at December 31, 2004 as a result of the change in accounting policy in 2005 for the recognition of embedded derivatives.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Deferred tax arising on the revaluation of available-for-sale financial assets recognized directly in equity is also recognized directly in equity.

Temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognized amounts to HUF 4,602 million at December 31, 2006 (2005: HUF 7,452 million).

If the Group’s Macedonian subsidiaries distributed all their distributable reserves in the form of a dividend, the Group would have to pay HUF 1,275 million withholding tax in addition to the amount for which a deferred tax liability is recognized as at December 31, 2006 (HUF 1,640 million). If the Group’s Montenegrin subsidiaries distributed all their distributable reserves in the form of a dividend, the Group would have to pay HUF 1,081 million withholding tax in addition to the amount for which a deferred tax liability is recognized as at December 31, 2006 (HUF 394 million). As the Group can control the timing and the form of the dividends, deferred tax liabilities have only been recognized to the extent of the planned dividend distributions of the subsidiaries’ retained earnings (results of 2005 and 2006) in the foreseeable future.

Deferred tax assets are recognized for tax loss carry forwards only to the extent that realization of the related tax benefit is probable. Tax losses amounting to HUF 1,572 million will expire in 2007 and HUF 1,674 million in 2008. The remaining balance of tax losses of 4,361 million is not subject to statutory limitations.

In order to increase broadband internet penetration in Hungary, companies investing over HUF 100 million in a year in broadband assets (e.g. DSL lines, UMTS assets) from 2003 can apply for a corporate tax reduction. The potential reduction of the corporate tax charge is defined as a percentage of the companies’ capital investment in broadband assets.

As the recoverability of these investment tax credits was uncertain in 2003, no deferred tax asset was recognized in 2003. Due to the change of the assessment of the recoverability, Magyar Telekom recognized a deferred tax asset of HUF 6,849 million in 2004 (HUF 3,879 million related to 2004 and HUF 2,970 million related to 2003). As these investment tax credits are of a governmental grant nature, Magyar Telekom recognized the deferred tax asset against the cost of the related investment. If the tax credits are not utilized in the year when earned, the amount of tax credits carried forward can be utilized at a higher amount as outstanding amounts can be accreted. This accretion is recognized as an increase in the deferred tax asset against a reduction in the income tax expense.

The following table shows the details of the tax credits in HUF millions:

Earned in year	Amount of broadband investment	Amount of tax credit earned	Tax credit utilized	Accretion recognized in tax expense to date	Tax credit carried forward at December 31, 2006
2003	6,356	2,765	(171)	745	3,339
2004	7,115	3,174	(90)	569	3,653
2005	13,959	5,563	(2,204)	282	3,641
2006	12,347	3,844	(177)	—	3,667
Total	39,777	15,346	(2,642)	1,596	14,300
			Expires in	2007	3,339
				2014	7,242
				2015	1,124
				2016	2,595
					14,300

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In order to utilize the tax credits and certain tax deductibility opportunities earned by the Group’s entities, they have to comply with strict requirements as set out in the relevant tax regulations. Management believes that the Group has complied with the requirements to recognize these as deferred tax assets.

The tax authorities may at any time inspect the books and records within five years from the end of the year when tax declarations were submitted and may impose additional tax assessments with penalties and penalty interest. Management is not aware of any circumstances which may give rise to a potential material liability in this respect.

10             Inventories

	At December 31,
	2005	2006
	(in HUF millions)
Cables, wires and other materials	3,493	4,143
Inventory for resale	6,215	7,473
Subtotal	9,708	11,616
Less allowances for obsolete inventory	(1,294)	(1,156)
	8,414	10,460

11             Assets held for disposal

Assets held for disposal include land and buildings identified for sale, which is expected within 12 months, as a result of the continuing improvement of utilization of properties and headcount reductions.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12             Property, plant and equipment—net

	Land and related rights	Buildings	Telecom. equipment	Other equipment	Total
	(in HUF millions)
At January 1, 2005
Cost	5,543	112,328	868,615	135,396	1,121,882
Accumulated depreciation	(1,629)	(20,756)	(428,763)	(96,581)	(547,729)
Carrying amount	3,914	91,572	439,852	38,815	574,153
Of which held for disposal					(3,063)
					571,090
Carrying amount—January 1, 2005	3,914	91,572	439,852	38,815	574,153
Exchange differences	27	500	2,106	149	2,782
Acquisitions	1,226	6,502	19,116	1,843	28,687
Additions	185	6,625	54,194	14,701	75,705
Disposals	(203)	(818)	(201)	(313)	(1,535)
Impairment charge	—	(75)	(199)	(117)	(391)
Depreciation charge	(214)	(3,137)	(76,916)	(16,096)	(96,363)
Carrying amount—December 31, 2005	4,935	101,169	437,952	38,982	583,038
At December 31, 2005
Cost	6,743	124,636	931,111	143,832	1,206,322
Accumulated depreciation	(1,808)	(23,467)	(493,159)	(104,850)	(623,284)
Carrying amount	4,935	101,169	437,952	38,982	583,038
Of which held for disposal					(2,302)
					580,736
Carrying amount—January 1, 2006	4,935	101,169	437,952	38,982	583,038
Exchange differences	2	(14)	194	37	219
Acquisitions	—	134	518	1,321	1,973
Additions	123	4 217	57,070	13,005	74,415
Disposals	(187)	(3,254)	(701)	(394)	(4,536)
Impairment charge	(85)	(174)	(1,404)	(64)	(1,727)
Depreciation charge	(172)	(3,400)	(78,151)	(13,934)	(95,657)
Carrying amount—December 31, 2006	4,616	98,678	415,478	38,953	557,725
At December 31, 2006
Cost	6,654	124,145	972,654	154,113	1,257,566
Accumulated depreciation	(2,038)	(25,467)	(557,176)	(115,160)	(699,841)
Carrying amount	4,616	98,678	415,478	38,953	557,725
Of which held for disposal					(6,825)
					550,900

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The closing balance of Property, plant and equipment includes assets in the course of construction in an amount of HUF 19,232 million as at December 31, 2006 (2005: HUF 28,069 million). In the table above the assets in course of construction are shown in the categories where the capitalization is expected.

Acquisitions include the fair value of the assets of the companies that were acquired by Magyar Telekom in the reported years.

Additions to property, plant and equipment are shown net of the investment tax credit related to broadband investments of HUF 3,109 million in 2006 (2005: HUF 5,373 million). For more details, see Note 9.

Impairment losses charged in 2005 related to various assets, the recoverable amounts of which were defined based on the respective assets’ fair value less cost to sell as these were found higher than their value in use.

Impairment losses charged in 2006 relate to various assets, the recoverable amounts of which were defined based on the respective assets’ values in use as these were found higher than their fair value less cost to sell. Value in use was determined using discounted cashflow analyses. The discount rates used were in the range of 11.49-11.86% in 2006.

Included in buildings are assets sold and leased back under finance lease conditions. At December 31, 2006 the gross book value of the leased back assets is HUF 1,134 million (2005: HUF 752 million) and the net book value is HUF 903 million (2005: HUF 645 million).

Included mainly in other equipment are assets leased under finance lease conditions. At December 31, 2006 the gross book value of the leased assets is HUF 1,142 million and the net book value is HUF 1,057 million. The Group had no such assets as at December 31, 2005.

Included in telecommunications equipment at December 31, 2006 are assets leased under operating lease contracts to customers with a gross book value of HUF 7,744 million (2005: HUF 5,657 million) and net book value of HUF 2,125 million (2005: HUF 2,217 million). Depreciation for the year of these assets amounted to HUF 876 million (2005: HUF 934 million). The future minimum lease payments receivable under these contracts are disclosed in Note 33 (d).

As a result of the annual review of the useful life of the Group’s assets, the lives of certain assets were changed as of January 1, 2006 due to technical obsolescence. These assets mainly included IT equipment and software, and the change in life resulted in HUF 58 million higher depreciation expense in 2006.

HUF 2,369 million of PPE has restricted titles as at December 31, 2006 (2005: HUF 1,094 million), which serve as pledges for loans or other borrowings.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13             Intangible assets—net

	Goodwill	Software	Concessions and licenses	Brand name	Other	Total
	(in HUF millions)
At January 1, 2005
Cost	297,858	90,101	36,829	160	6,026	430,974
Accumulated amortization	(70,938)	(50,019)	(7,877)	(24)	(3,765)	(132,623)
Carrying amount	226,920	40,082	28,952	136	2,261	298,351
Carrying amount—January 1, 2005	226,920	40,082	28,952	136	2,261	298,351
Exchange differences	115	336	61	35	81	628
Acquisitions	5,122	1,698	2,820	1,740	3,700	15,080
Additions	—	16,705	—	—	6,964	23,669
Amortization charge	—	(14,676)	(2,055)	(278)	(922)	(17,931)
Carrying amount—December 31, 2005	232,157	44,145	29,778	1,633	12,084	319,797
At December 31, 2005
Cost	232,157	110,038	40,139	1 940	16,562	400,836
Accumulated amortization	—	(65,893)	(10,361)	(307)	(4,478)	(81,039)
Carrying amount	232,157	44,145	29,778	1,633	12 084	319,797
Carrying amount—January 1, 2006	232,157	44,145	29,778	1,633	12,084	319,797
Exchange differences	(78)	84	4	71	27	108
Acquisitions	13,070	391	177	1,418	5,308	20,364
Additions	—	16,379	7	—	72	16,458
Disposals	—	(122)	—	—	—	(122)
Impairment	—	—	—	(1,302)	(44)	(1,346)
Amortization charge	—	(17,659)	(2,741)	(400)	(2,719)	(23,519)
Carrying amount—December 31, 2006	245,149	43,218	27,225	1,420	14,728	331,740
At December 31, 2006
Cost	245,149	121,675	40,705	1,578	20,339	429,446
Accumulated amortization	—	(78,457)	(13,480)	(158)	(5,611)	(97,706)
Carrying amount	245,149	43,218	27,225	1,420	14,728	331,740

Acquisitions include the assets of the companies that were acquired by Magyar Telekom in the reported years and the goodwill arising on these acquisitions.

The amortization expense as well as the impairment losses of intangible assets including goodwill is accounted for in the depreciation and amortization line of the income statement.

The Group regularly carries out an impairment test on goodwill in the last quarter of the financial years. We established in all cases that the carrying amount of goodwill allocated to the cash generating units did not suffer impairment as the recoverable amounts of the CGUs based on fair values determined using discounted projected cashflows proved to be higher than the carrying values. Consequently, no goodwill impairment was charged in any of the reported years. The cashflows attributable to the national CGUs were projected for the coming ten years with terminal values determined.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The most significant amounts of goodwill are allocated to the Hungarian and the Foreign operations of the Mobile segment. Beyond the 10-year planning period, the perpetual growth rates of these Mobile operations were determined from 0% to 2% depending on the country of operations. The weighted average cost of capital was determined at 10.54% for the Hungarian Mobile operations, and in the range of 9.5% to 10.14% for the Foreign Mobile operations depending on the country of operations.

The most significant individual intangible assets as of December 31, 2006 are listed in the table below.

Description	Carrying amount in HUF millions	Remaining useful life
		(years)
Goodwill allocated to Hungarian Mobile	161,935	—
Goodwill allocated to Foreign Mobile	45,803	—
Goodwill allocated to Hungarian Fixed line	23,472	—
Goodwill allocated to Foreign Fixed line	13,939	—
T-Mobile H UMTS licence	15,463	13
T-Mobile H DCS 1800 licence	7,413	8
Other intangible assets	63,715	8
	331,740

14             Investments in associates

	For the year ended December 31,
	2005	2006
	(in HUF millions)
Opening balance of associates	5,750	5,020
Capital injection to TSH	669	205
Share of associates’ profits	330	703
Dividends	(1,729)	(157)
Closing balance of associates	5,020	5,771

The following table shows the total assets and liabilities as at December 31, 2006, and revenues and profit for the year ended December 31, 2006 of the major associates of the Group.

	Hunsat	T-Systems Hungary	Magyar RTL
	(in HUF millions)
Total assets	1,173	11,051	30,190
Total liabilities	1,073	7,909	18,213
Revenues	3,494	14,004	31,814
Profit for the year	145	21	3,340

The profit of T-Systems Hungary in 2006 includes the profit on the sale of a business unit to a subsidiary of its majority owner, T-Systems International in an amount of HUF 418 million, the Group’s share of which was recognized directly in the Retained earning of the Group. See more details in the Equity notes.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15             Other non current assets

	At December 31,
	2005	2006
	(in HUF millions)
Finance lease receivable	—	16,163
Employee loans	4,089	4,305
Prepaid employee benefits	—	1,183
Other	2,014	3,390
	6,103	25,041

Other non current assets are either carried at fair value or at amortized cost, in which case it usually approximates fair value.

The Finance lease receivable represents the long term portion of the finance lease receivable from the PMR services (Note 33 c).

16             Loans from related parties

Related party loans are taken from Deutsche Telekom International Finance (DTIF), the treasury vehicle of Deutsche Telekom Group, and are denominated in HUF.

The table below shows the details of the loans outstanding as at December 31, 2006.

	Carrying amount	Interest rate (%)	Fixed / variable	Repayable
	(HUF millions)
	20,000	7.55	fixed	Jan 2007
	14,000	10.20	fixed	May 2007
	20,000	7.61	fixed	May 2007
	20,000	7.45	fixed	Dec 2007
Due within 1 year	74,000
	5,000	9.68	fixed	Sep 2009
	25,000	9.61	fixed	Oct 2009
	20,000	7.53	fixed	Oct 2009
	28,000	8.91	variable	Oct 2009
	60,000	8.56	fixed	May 2012
	47,432	8.35	variable	Jan 2013
Due after 1 year	185,432
	259,432

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The table below shows the carrying amounts and fair values of the related party loans

	At December 31,
	2005		2006
	(in HUF millions)
	Book value	Fair value	Book value	Fair value
Fixed rate	257,675	268,599	184,000	188,914
Variable rate	28,973	28,973	75,432	75,432
Total related party loans	286,648	297,572	259,432	264,346

The weighted average interest rate on related party loans was 8.45% in 2006 (8.45% in 2005, 10.14% in 2004).

The majority of the Group’s related party loans is subject to fixed interest rates that are exposed to fair value risk as it is stated in the table above. Any decrease of market interest rates will result in an increase of the fair value of the liabilities.

17             Loans and other borrowings—third party

		At December 31,
		2005	2006
		(in HUF millions)
Current bank loans		43,196	28,846
Non current bank loans		13,278	18,250
Total bank loans	(a)	56,474	47,096
Current other borrowings		406	759
Non current other borrowings		937	2,447
Total other borrowings	(b)	1,343	3,206
		57,817	50,302
Total falling due within one year		43,602	29,605
Total falling due after one year		14,215	20,697
		57,817	50,302

(a) Bank loans

At December 31, 2006, principal repayments of bank loans fall due in:

	Maturity As at December 31,
	2005	2006
Year	(in HUF millions)
Within 1 year	43,196	28,846
1-5 years	13,278	18,250
After 5 years	—	—
	56,474	47,096

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All bank loans are denominated in HUF. The weighted average interest rate on bank loans was 7.86% in 2006 (6.53% in 2005, 10.25% in 2004).

Loans totaling HUF 17,708 million at December 31, 2006 are revolving loans (2005: HUF 3,825 million) which can be prepaid at any time and may be drawn down in one to six month rolling periods.

The following table shows the weighted average interest rates of bank loans as at December 31, 2006.

	Maturities
	2007	2008	2009	2010	2011	Thereafter	Total
	(in HUF millions, except percentages)
Variable rate	25,474	5,500	8,750	4,000	—	—	43,724
Average interest rate	7.4%	8.47%	8.41%	8.52%	—	—	7.84%
Fixed rate	3,372	—	—	—	—	—	3,372
Average interest rate	8.14%	—	—	—	—	—	8.14%
Total	28,846	5,500	8,750	4,000	—	—	47,096

The following table compares the carrying values and the fair values of the Group’s bank loans.

	At December 31,
	2005		2006
	Book value	Fair value	Book value	Fair value
	(in HUF millions)
Fixed rate	848	848	3,372	3,372
Variable rate	55,626	55,626	43,724	43,724
Total bank loans	56,474	56,474	47,096	47,096

Variable interest rate loans are subject to interests calculated based on mostly BUBOR (Budapest Inter-Bank Offered Rate) plus a margin interest formula.

The majority of the Group’s third party loans and borrowings are subject to variable interest rates, which are exposed to cashflow risks. If interest rates are rising, it results in higher cash outflows through interest payments.

(b) Other borrowings

The majority of other borrowings is finance lease payables. See Note 33 (a) for more detail.

(c) Credit facilities and pledges

At December 31, 2006, Magyar Telekom had un-drawn committed credit facilities of HUF 91,864 million. These credit facilities, should they be drawn down, are subject to an interest rate of LIBOR, BUBOR and commercial floating bank prime rates plus a margin depending on the currency and institution providing the facilities.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18             Trade and other payables

(a) Current liabilities

	At December 31,
	2005	2006
	(in HUF millions)
Domestic trade payables	58,292	59,526
Foreign trade payables	5,919	7,486
Salaries and wages	8,794	7,222
Other taxes and social security	12,190	13,162
Amounts received in advance	6,861	6,603
Accrued expenses and prepayments received	6,587	9,965
Accrued interest to DTIF	6,198	3,756
Accrued interest to third parties	461	298
Amounts owed to DT Group companies	3,567	6,207
Payable to associates	694	1,287
Dividend payable to MagyarCom GmbH	—	45,074
Dividends payable to others	77	31,091
Other payables	9,824	8,912
	119,464	200,589

Dividends payable increased significantly as the General Meeting of Magyar Telekom approved the 2005 financial statements in December 2006, and the dividends approved were only paid in January 2007. In all prior years these dividends were approved in April and almost entirely paid before the end of the financial year. The delay in 2006 was due to the investigation (Note 1.2).

Included in other payables as at December 31, 2006 is an amount of HUF 4,590 million (2005: HUF 2,950 million) potentially repayable to universal customers related to the reduced fixed to mobile termination charges (Note 34), which was accounted for as a reduction of revenues.

(b) Non current liabilities

The majority of Other non current liabilities is the long term portion of payables in relation to the acquisition of a service contract in 2005 for the operation of a Hungarian governmental backbone network. The total amount of these payables amount to HUF 6,192 million as at December 31, 2006 (2005: HUF 6,098 million), the short term portion of which (HUF 1,075 million) is included in Trade and other payables (Other payables).

19             Deferred revenue

Deferred revenue includes amounts collected for services to be delivered in future periods.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20             Provision for liabilities and charges

	Severance	Customer loyalty programs	Legal cases	Other	Total
	(in HUF millions)
January 1, 2005	13,022	1,785	3,160	331	18,298
Acquired through business combinations	—	—	173	1,778	1,951
Amounts utilized / retired	(10,721)	(1,701)	(2,945)	(509)	(15,876)
Additions	1,328	1,823	2,257	177	5,585
December 31, 2005	3,629	1,907	2,645	1,777	9,958
January 1, 2006	3,629	1,907	2,645	1,777	9,958
Acquired through business combinations	—	—	—	154	154
Amounts utilized / retired	(2,639)	(1,837)	(2,455)	(1,145)	(8,076)
Additions	3,063	1,965	2,462	2,232	9,722
December 31, 2006	4,053	2,035	2,652	3,018	11,758
Less: non current portion	(220)	(1,401)	(411)	(1,312)	(3,344)
Current provision	3,833	634	2,241	1,706	8,414

(a) Severance

The provision for severance as at December 31, 2006 mostly relates to the employee terminations in 2007 in Macedonia and Montenegro. The long term portion relates to severances payable in 2008, in accordance with the agreement made with employee representatives of Magyar Telekom Plc. in 2004.

771 employees were dismissed in 2006 (2005: 1600), related to which severance payments were made. The balance of provision as at December 31, 2006 relates to 1,032 employees (2005: 600) primarily working in network and back office areas.

The total payments made in relation to employee termination in 2006 amounted to HUF 6,099 million (2005: HUF 14,535 million), of which HUF 2,639 million (2005: HUF 10,721 million) was charged against the provision for liabilities and charges as at December 31, 2005, while the rest was recognized as employee related expense in 2006.

(b) Customer loyalty

Provision for customer loyalty programs includes the fair value of discount credits earned by customers that have not been utilized.

(c) Legal cases

Provisions for legal cases mainly include amounts expected to be paid to tax, regulatory and competition authorities as well as to ex-employees as a result of legal disputes. The balance also includes amounts expected to be paid as compensation for loss of value of real estates of inhabitants allegedly caused by cellular base stations installed on neighboring sites. There are numerous legal cases for which provisions were recognized, but none of these cases are individually material.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(d) Other provisions

Other provisions as at December 31, 2006 include asset retirement and guarantee obligations and further other individually small items.

21             Revenues—Fixed line services

	For the year ended December 31,
	2004	2005	2006
	(in HUF millions)
Voice retail	218,526	197 679	182,280
Voice wholesale	22,179	25,579	28,691
Internet	30 138	39 783	49 733
Data	24,931	26,792	27,121
System integration—IT	9,422	9,023	24,679
Multimedia	13 364	15 037	17 506
Equipment	4,834	5,205	4,249
Other revenues	8,589	10,108	9,607
Total Fixed line revenues	331,983	329,206	343,866

22             Revenues—Mobile services

	For the year ended December 31,
	2004	2005	2006
	(in HUF millions)
Voice	207,636	225,003	240,285
Non voice	30,047	36,539	40,258
Equipment and activation	25,369	23,472	25,280
Other revenues	1,757	834	21,507
Total Mobile revenues	264,809	285,848	327,330

Other revenues in 2006 include the revenue from the sale of network assets (Note 33 c) constructed for the PMR services commenced in 2006 and the services rendered on this network. The related costs of the sale of these network assets are included in Material cost of equipment.

23             Employee related expenses

	For the year ended December 31,
	2004	2005	2006
	(in HUF millions)
Short term benefits	92,733	90,605	92,638
Share based payments (Note 24)	70	270	281
Termination benefits	20,180	5,142	6,523
Total before capitalization	112,983	96,017	99,442
Expenses capitalized	(3,486)	(3,234)	(4,189)
	109,497	92,783	95,253
Total amount paid to defined contribution plans (including social security)	25,876	21,797	21,737

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24             Share-based compensation

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

The table below shows the movements in the number of management stock options in thousands.

	2004	2005	2006	Average exercise price (HUF)
Opening number of share options	3,655	3,207	1,929	944
Number of share options exercised	—	(991)	(539)	944
Forfeited share options	(448)	(287)	(83)	944
Closing number of share options	3,207	1,929	1,307	944
Number of exercisable options at end of year	2,138	1,929	1,307	944

The average share price on the exercise dates in 2006 was HUF 1,060.

(b) The former CEO’s share option plan

The former CEO of Magyar Telekom was granted share options in 2000, 2001, 2002, 2003 and 2004. The exercise price of the options was determined in US dollars and the options had no intrinsic values on the grant dates in 2000, 2001, 2002 and 2003, while those granted in 2004 had an intrinsic value of HUF 63 million. One third of the options granted vested after one year, another one third vested two years after the grant date, while the last third vested after three years. The options are exercisable for ten years after the grant date. The Group recognized compensation expense in an amount of HUF 36 million in 2006 (2005: HUF 84 million) among employee related expenses against equity (Reserve for equity settled share based transactions).

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The table below shows the details of the CEO’s share options.

	Options granted in year
	2000	2001	2002	2003	2004	Total
Number of options granted (thousand)	103	250	303	619	1,462	2,737
Exercised (thousand)—in 2005	—	(250)	(303)	(413)	(487)	(1,453)
Exercised (thousand)—in 2006	—	—	—	(206)	(975)	(1,181)
Outstanding (thousand) at December 31, 2006	103	—	—	—	—	103
Exercisable (thousand) at December 31, 2006	103	—	—	—	—	103
Exercise price in USD	7.36	2.93	3.48	3.62	3.87
Remaining contractual life at December 31, 2006 (years)	3.5	—	—	—	—

In 2006, the former CEO resigned and exercised his remaining options from 2003 and 2004. Although the last third of the 2004 grant would not have been exercisable, the resignation agreement concluded between the Company and the CEO allowed the early exercising of these 487 thousand options. Further, the settlement was concluded in cash even though the plan was originally intended as equity settled. The options granted in 2000 remain exercisable with the original conditions. The closing share price on the exercise date was HUF 1,060.

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

The first tranche of the program spans the period between January 1, 2004 and December 31, 2006. The second tranche of the program spans the period between January 1, 2005 and December 31, 2007, while the third tranche of the program spans the period between January 1, 2006 and December 31, 2008. Participants include top and senior managers of the Group.

At the beginning of the plan each participant has an offered bonus. This value will be paid out at the end of the plan, depending on the achievement of the two fixed targets, an absolute Magyar Telekom share specific and a relative Index target.

The absolute performance target is achieved when the Magyar Telekom share price, adjusted for dividends paid during the tenure, is more than 35 percent higher at the end of the lock–up period than at the beginning of the plan. The basis of the calculation is the unweighted average closing price of the Magyar Telekom share at the Budapest Stock Exchange during the last 20 trading days before the beginning and the end of the plan. The share price calculated according to the above was HUF 755 at the grant date of the first tranche, HUF 843 at the grant date of the second tranche and HUF 949 at the grant date of the third tranche.

The relative performance target is linked to the Total Return of the Magyar Telekom share compared to the performance of the Dow Jones Euro STOXX Total Return Index during the vesting period, each at the last 20 trading days. Measurement is the unweighted average Magyar Telekom share price plus dividend payments.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

These target figures are weighted with the probabilities of achieving these targets. The probability figures are calculated using the Monte Carlo technique. The target figures are multiplied by the relevant probabilities and these amounts are then accrued for the given tranche period. This technique aims to determine the fair values of the share options granted and present it in accordance with the accruals concept.

The 2004 program ended on December 31, 2006. The absolute performance target was met, while the relative target was not.

Total compensation expense accrued for the three tranches of the program as at December 31, 2006 is HUF 501 million (HUF 245 million expensed in 2006, HUF 186 million in 2005 and HUF 70 million in 2004). The expenses are included in employee related expenses recognized against payables to employees.

25             Other operating expenses

	For the year ended December 31,
	2004	2005	2006
	(in HUF millions)
Materials, maintenance and service fees	58,104	60,696	79,043
Subcontractors and agent commissions	17,942	21,593	24,960
Marketing	22,189	24,888	21,868
Fees and levies	11,813	13,455	14,919
Consulting	7,082	7,571	11,621
Rental and operating lease	6,716	7,246	7,925
Bad debt expense	6,114	6,266	5,066
Other expenses	4,617	6,317	2,608
	134,577	148,032	168,010

Other expenses in 2005 include HUF 2,059 million paid under four consulting contracts entered into by the Group, as to which the Company has not been able to obtain sufficient evidence that it or its subsidiaries received adequate value. This amount also includes the operating tax implications of the payments as well. See Note 1.2 for more details.

26             Other operating income

	For the year ended December 31,
	2004	2005	2006
	(in HUF millions)
Compensation for rebranding (Note 35)	5,920	7,281	1,435
Gain on sale of PP&E, Intangible assets and assets held for disposal	1,201	728	2,140
	7,121	8,009	3,575

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27             Finance expenses

	For the year ended December 31,
	2004	2005	2006
	(in HUF millions)
Interest expense	34,731	31,340	27,325
Other finance expenses	3,183	3,157	2,831
Less: Interest capitalized	—	—	(54)
	37,914	34,497	30,102

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization is 3 month BUBOR + 0.17525%.

28             Finance income

	For the year ended December 31,
	2004	2005	2006
	(in HUF millions)
Gain on sale of financial instruments	—	—	1,190
Gain on sale of subsidiary	191	—	121
Gains / (losses) on the valuation of derivative financial instruments	647	—	377
Net foreign exchange gains / (losses)	(523)	1,014	(659)
Finance lease interest income	—	—	480
Interest and other financial income	1,453	1,982	3,183
	1,768	2,996	4,692

29             Cash generated from operations

	For the year ended December 31,
	2004	2005	2006
	(in HUF millions)
Profit for the year	43,327	88,725	87,464
Income tax expense	16,142	21,858	24,220
Finance expenses	37,914	34,497	30,102
Finance income	(1,768)	(2,996)	(4,692)
Share of associates’ profits	(1,896)	(330)	(703)
Depreciation and amortization	137,666	114,686	122,249
Change in payables	(3,517)	9,715	9,694
Change in inventory	2,825	(303)	(732)
Change in receivables	7,180	(9,497)	(19,532)
Amortization of deferred revenue	(1,758)	(1,503)	(781)
Other financial expenses paid	(3,183)	(3,157)	(3,604)
Other cashflows from operations	12,841	(7,802)	(6,797)
Cash generated from operations	245,773	243,893	236,888

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

30             Purchase of  property plant and equipment and intangible assets

	For the year ended December 31,
	2004	2005	2006
	(in HUF millions)
Additions to property, plant and equipment	60,973	75,705	74,415
Additions to intangible assets	34,177	23,669	16,458
Total additions to tangible and intangible assets	95,150	99,374	90,873
Recognition of investment tax credit (Note 9.2)	6,849	5,373	3,109
Change in payables relating to capital expenditures	(10,251)	(1,160)	2,808
	91,748	103,587	96,790

31             Purchase of subsidiaries and business units

	For the year ended December 31,
	2004	2005	2006
	(in HUF millions)
KFKI	—	—	9,840
Dataplex	—	—	5,148
Orbitel	—	—	1,982
CGT	—	35,927	—
T-Systems Hungary	3,430	—	—
Stonebridge / MakTel	13,355	—	16,579
Other	488	—	1,778
Total purchase of subsidiaries and business units	17,273	35,927	35,327

Other items include the consideration paid for smaller business combinations and for additional shares of ownership in subsidiaries already consolidated.

32             Segment information

Magyar Telekom has two primary segments, Fixed line and Mobile services, both of which include Hungarian and Foreign operations. Certain disclosures below are extended to show further details on Fixed line and Mobile segments accordingly.

The Fixed line segment is the primary telecommunications service provider in Hungary, Macedonia and Montenegro. To a lesser extent, Magyar Telekom is also present through its subsidiaries in Romania, Bulgaria and Ukraine, providing alternative telecommunications services.

The Mobile segment provides digital services in various frequency bandwidths in Hungary, Macedonia and Montenegro.

Inter-segment pricing is on an arms’ length basis.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(a) Primary reporting format

The following tables present a summary of operating results of the Group by business segment. The segments presented below are substantially consistent with the format used by the Company’s Management Committee.

	For the year ended December 31,
	2004	2005	2006
	(in HUF millions)
Revenues
Fixed line—Hungary	298,707	284,985	292,193
Fixed line—Foreign operations	45,693	57,983	68,953
	344,400	342,968	361,146
Less: intra-segment revenue	(1,271)	(2,284)	(3,569)
Total revenue of Fixed line segment	343,129	340,684	357,577
Less: revenue from Mobile segment	(11,146)	(11,478)	(13,711)
Fixed line revenue from external customers	331,983	329,206	343,866
Mobile—Hungary	260,568	266,217	297,209
Mobile—Foreign operations	33,734	42,693	52,399
	294,302	308,910	349,608
Intra-segment revenue	(58)	(27)	(42)
Total revenue of Mobile segment	294,244	308,883	349,566
Less: revenue from Fixed line segment	(29,435)	(23,035)	(22,236)
Mobile revenue from external customers	264,809	285,848	327,330
Total revenue of the Group	596,792	615,054	671,196

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	For the year ended December 31,
	2004	2005	2006
	(in HUF millions)
Depreciation and amortization
Amortization of goodwill—Hungary	1,601	—	—
Amortization of goodwill—Foreign operations	684	—	—
Impairment of tangible and intangible assets	5,355	316	2,457
Other depreciation and amortization	74,021	71,579	72,617
Fixed line segment	81,661	71,895	75,074
Amortization of goodwill—Hungary	9,540	—	—
Amortization of goodwill—Foreign operations	2,051	—	—
Impairment of tangible and intangible assets	4,426	75	616
Other depreciation and amortization	39,988	42,716	46,559
Mobile segment	56,005	42,791	47,175
Total depreciation and amortization of the Group	137,666	114,686	122,249
Segment results (Operating profit)
Fixed line—Hungary	17,941	45,269	32,128
Share of associates’ profits—(Hungary)	1,896	330	703
Fixed line—Foreign operations	7,024	8,961	11,492
Fixed line segment	26,861	54,560	44,323
Mobile—Hungary	59,707	75,219	75,677
Mobile—Foreign operations	9,047	12,305	17,095
Mobile segment	68,754	87,524	92,772
Less: Share of associates’ profits	(1,896)	(330)	(703)
Total operating profit of the Group	93,719	141,754	136,391

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

		At December 31,
		2004	2005	2006
		(in HUF millions)
Assets
Goodwill—Hungary		13,655	13,655	23,472
Goodwill—Foreign operations		12,972	12,972	13,939
Associates		5,750	5,020	5,771
Assets held for disposal		3,063	2,302	5,937
Other assets		519,841	541,239	513,703
Fixed line segment		555,281	575,188	562,822
Goodwill—Hungary		161,374	161,374	161,935
Goodwill—Foreign operations		38,918	44,156	45,803
Associates		—	—	—
Assets held for disposal		—	—	888
Other assets		226,754	247,872	269,119
Mobile segment		427,046	453,402	477,745
Inter-segment elimination		(8,404)	(8,347)	(3,122)
Total segment assets		973,923	1,020,243	1,037,445
Unallocated assets	(a)	55,645	62,705	94,150
Total assets of the Group		1,029,568	1,082,948	1,131,595
Liabilities
Fixed line segment		88,711	90,170	172,389
Mobile segment		50,604	54,305	52,044
Inter-segment elimination		(8,404)	(8,347)	(3,122)
Total segment liabilities		130,911	136,128	221,311
Unallocated liabilities	(b)	321,993	349,126	317,117
Total liabilities of the Group		452,904	485,254	538,428

(a)           Unallocated assets include cash and cash equivalents and current and deferred income tax assets

(b)          Unallocated liabilities include loans and other borrowings and current and deferred income tax liabilities

	For the year ended December 31,
	2004	2005	2006
	(in HUF millions)
Capital expenditure on PPE and Intangible assets
Additions to Goodwill	2,958	—	11,777
Other additions due to business combinations	832	26,195	9,267
Purchases of tangible and intangible assets	38,351	53,052	49,645
Fixed line segment	42,141	79,247	70,689
Additions to Goodwill	5,717	5,122	1,293
Other additions due to business combinations	—	12,450	—
Purchases of tangible and intangible assets	56,799	46,322	41,228
Mobile segment	62,516	63,894	42,521
Total Group	104,657	143,141	113,210

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(b) Secondary reporting format

Magyar Telekom’s Fixed line and Mobile segments operate in Hungary, Macedonia and Montenegro. The Group also has Fixed line points of presence in Romania, Bulgaria and Ukraine, which are shown in one amount in the table below. The geographical segment reporting information is included in the tables below.

	For the year ended December 31,
	2004	2005	2006
	(in HUF millions)
Revenues
Revenue generated in Hungary	529,059	526,947	565,770
Less: inter-segment revenue	(682)	(1,020)	(2,254)
Revenue from external customers—Hungary	528,377	525,927	563,516
Revenue generated in Macedonia	68,352	67,547	74,056
Less: inter-segment revenue	(283)	(311)	(760)
Revenue from external customers—Macedonia	68,069	67,236	73,296
Revenue generated in Montenegro	—	20,521	30,683
Less: inter-segment revenue	—	(62)	(229)
Revenue from external customers—Montenegro	—	20,459	30,454
Revenue generated in other countries	509	2,133	4,784
Less: inter-segment revenues	(163)	(701)	(854)
Revenue from external customers—other countries	346	1,432	3,930
Total revenue of the Group	596,792	615,054	671,196

	For the year ended December 31,
	2004	2005	2006
	(in HUF millions)
Capital expenditure on PPE and Intangible assets
Additions to Goodwill	1,001	—	10,377
Other additions due to business combinations	832	—	9,138
Purchases of tangible and intangible assets	84,191	84,764	77,875
Hungary	86,024	84,764	97,390
Additions to Goodwill	7,624	—	1,724
Other additions due to business combinations	—	—	—
Purchases of tangible and intangible assets	10,756	9,052	7,340
Macedonia	18,380	9,052	9,064
Additions to Goodwill	—	5,122	—
Other additions due to business combinations	—	38,645	—
Purchases of tangible and intangible assets	—	4,278	3,541
Montenegro	—	48,045	3,541
Additions to Goodwill	50	—	969
Other additions due to business combinations	—	—	129
Purchases of tangible and intangible assets	203	1,280	2,117
Other countries	253	1,280	3,215
Total Group	104,657	143,141	113,210

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

		At December 31,
		2004	2005	2006
		(in HUF millions)
Assets
Hungary		822,742	817,984	846,969
Macedonia		151,215	146,867	139,835
Montenegro		—	54,541	49,331
Other countries		961	2,758	7,671
Total		974,918	1,022,150	1,043,806
Inter-segment elimination		(995)	(1,907)	(6,361)
Total segment assets		973,923	1,020,243	1,037,445
Unallocated assets	(a)	55,645	62,705	94,150
Total assets of the Group		1,029,568	1,082,948	1,131,595

(a)           Unallocated assets include cash and cash equivalents and current and deferred income tax assets

33             Commitments

(a) Finance lease—Group as lessee

Finance leases in 2005 and 2006 relate to the sale and lease back of spaces in buildings accommodating telephone exchanges. The average contract term of these leases is 10 years, and the contracts include renewal options but no purchase options.

Future lease payments under finance leases related to sale and lease back transactions at December 31, 2005 and 2006 are as follows:

	2005			2006
Amounts in HUF millions	Present value	Interest component	Minimum lease payment	Present value	Interest component	Minimum lease payment
Within 1 year	51	160	211	124	274	398
1-5 years	336	519	855	668	794	1,462
After 5 years	474	265	739	585	280	865
Total	861	944	1,805	1,377	1,348	2,725

Finance leases other than sale and lease back in 2006 mainly relate to vehicles and IT equipment. The average contract term of the leases is 3-5 years. No such finance leases existed at December 31, 2005.

Future lease payments under finance leases other than sale and lease back transactions at December 31, 2006 are as follows:

	At December 31, 2005			At December 31, 2006
Amounts in HUF millions	Present value	Interest component	Minimum lease payment	Present value	Interest component	Minimum lease payment
Within 1 year	—	—	—	288	99	387
1-5 years	—	—	—	1,071	129	1,200
After 5 years	—	—	—	—	—	—
Total	—	—	—	1,359	228	1,587

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(b) Operating lease—Group as lessee

Operating lease commitments are mainly in respect of the rental of cell sites, and to a lesser extent, related to buildings, network and other telecommunications facilities.

	At December 31,
Amounts in HUF millions	2005	2006
Within 1 year	5,410	6,869
1-5 years	13,903	18,813
After 5 years	10,494	17,667
Total	29,807	43,349

The lease commitments represent a high amount of individually immaterial lease agreements, the terms of which vary on a wide range, spanning from 3 to 20 years with renewal options in most cases.

(c) Finance lease—Group as lessor

The Group won a governmental tender in Hungary in 2005 to build and operate a Professional Mobile Network (PMR) for the emergency services of the country. As the service is provided to one buyer, the Hungarian Government, and required the construction of a customer specific asset, the Group analyzed the revenue to be generated over the coming 9 years to account for the sale type lease of the network separately from the continuous telecommunications services to be provided.

The table below shows the lease receivables during the term of the agreement.

	At December 31, 2005			At December 31, 2006
Amounts in HUF millions	Present value	Interest component	Minimum lease receipt	Present value	Interest component	Minimum lease receipt
Within 1 year	—	—	—	1,856	1,330	3,186
1-5 years	—	—	—	8,907	4,690	13,597
After 5 years	—	—	—	7,256	902	8,158
Total	—	—	—	18,019	6,922	24,941

The interest component represents the unearned finance income. The present value due within one year is included in Current assets (Other financial assets), while the present value after one year is included in Other non current assets. The finance income accruing to the Group over the lease term is recognized in the income statement (Finance income).

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(d) Operating lease—Group as lessor

The following table sets forth the future minimum lease payments receivable by the Group for the operating leases of PBX equipment where Magyar Telekom is the lessor.

At December 31, 2006
Amounts in HUF millions	Minimum lease receipt
Within 1 year	1,508
1-5 years	1,664
After 5 years	38
Total	3,210

(e) Purchase commitments for tangible assets

As of December 31, 2006, Magyar Telekom had contractual commitments for capital expenditures of HUF 6.3 billion (HUF 3.2 billion in 2005, HUF 6.1 billion in 2004) falling due within 1 year.

(f) Purchase commitments for investments

In December 2006, Magyar Telekom agreed to acquire a 100% stake in MobilPress. The transaction was closed on January 25, 2007. See Note 5.1.6 for more details.

As agreed in December 2006, the Company signed a sale-purchase agreement to acquire an additional 2% ownership in TSH effective from January 1, 2007 for a purchase price of HUF 60 million. TSH has been an associate of the Group since September 2004.

34             Contingencies

Mobile termination charges in Hungary

Magyar Telekom’s most significant contingency is related to the fixed to mobile termination charges in Hungary.

The Hungarian National Communications Authority (NHH) published several decisions in 2004 and 2005 as to how the termination charges of the fixed to mobile calls should be reduced in the interconnect contracts of the fixed line and mobile telecom operators. Both SMP mobile telecom operators appealed against the decisions at court and in most cases did not change their contracts with the fixed line telecom operators.

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

These consolidated financial statements reflect the Group’s estimate of the most probable outcome. Thereby the fixed line operators can be forced to repay the difference only to their customers with universal packages, while the interconnect charges between the fixed line and mobile companies are

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

accrued based on the fees required by the NHH decisions, regardless of the actual amounts invoiced, the difference being treated as payables.

CA procedure against Maktel for abusing dominant position on the market for access to the network for data transmission and leased lines

A procedure has been initiated by the Competition Authority’s (“CA”) upon a complaint from UNET (Macedonian ISP) stating that it is not possible to make a competitive offer of Digital Leased Line (“DLL”) service since Maktel has no wholesale offer. Maktel presented evidence before the CA arguing that the lack of a wholesale offer was due to the absence of an official request from any operator or service provider up to that point and there had been no relevant statutory obligation. Maktel proposed that UNET’s request should be refused because there is no legal ground for such a case.

Maktel provided the data requested by the CA. If the CA will not accept the proposal of Maktel on UNET’s request to be refused, the worst case penalty is up to 10 percent of Maktel’s annual revenue. It is possible, that Maktel will lose the case, however, the probability of CA’s imposing the highest possible amount is low. There is no precedence regarding the imposing of fines.

Administrative fee—abuse of dominant position by Maktel

On February 27, 2006, the Macedonian Commission for Protection of Competition (“CPC”) started a procedure against Maktel with a complaint that in its invoices for telecommunication services from March 2005 onwards Maktel charges subscribers an administrative fee of two percent on the traffic, which—according to the CPC—raises serious suspicion that Maktel abuses its dominant market position. Maktel in its answer stated that its administrative fee does not amount to the abuse of its dominant market position. The CPC enacted a first instance decision that Maktel should stop charging the two percent, which was upon appeal.  Maktel has challenged to the Supreme Court.

Starting from June 2006, Maktel stopped charging the two percent administrative fee and decided to impose a fixed charge for covering the costs for preparation of the bill, based on the rationale that the CPC’s decision prohibited only charging the two percent fee and not an administrative fee as such. Following the introduction of the fixed charge, CPC started a new procedure against Maktel relating to fixed amount administrative fee. Maktel had unsuccessful appeals against both the first and the second instance decisions of the CPC. Currently the parties are waiting for the decision of the Supreme Court in this case as well.

Maktel is also subject to a misdemeanor procedure has been initiated ex officio on account of the abuse of dominant market position for charging the administrative fee. The maximum amount of fine that might be imposed on Maktel is up to 10 percent of the aggregate annual turnover of the company, realized in the business year preceding the year when the misdemeanor has been committed. However the amount of the penalty that could be imposed can not be assessed reliably, therefore no provision was recorded for this purpose.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

35             Related party transactions

All transactions with related parties are on an arm’s length basis.

(a) Deutsche Telekom Group

Deutsche Telekom AG is the ultimate controlling owner of Magyar Telekom Plc. holding 59.21% of the issued shares. Deutsche Telekom (DT) Group has a number of fixed line and mobile telecom service provider subsidiaries worldwide, with whom Magyar Telekom Group has regular transactions.

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

The Company’s Hungarian mobile subsidiary, Westel was renamed as T-Mobile Hungary during 2004, while other Hungarian companies were renamed in 2005. The renaming continued in 2006 in Macedonia and Montenegro. The expenditures incurred in connection with the launch and promotion of the new brands and the loss of value caused by discontinuing the old brands were compensated in value by Deutsche Telekom AG. The compensation received was recognized in the income statement (Other operating income).

The table below summarizes the above related party transactions with DT group.

	2004	2005	2006
	(in HUF millions)
Revenues from telecom services provided to DT Group	9,548	8,056	7,127
Costs of telecommunications services provided by DT Group	(9,560)	(11,303)	(13,016)
Consulting expenses to MagyarCom Services Kft.	(1,488)	(1,140)	(918)
Other income from DTAG	5,920	7,281	1,435
Interest expense to DTIF	(23,271)	(24,518)	(21,389)
Dividends paid to MagyarCom GmbH	(43,222)	(43,222)	—
Dividend payable to MagyarCom GmbH	—	—	(45,074)
Accounts receivable from DT Group	1,396	3,711	7,991
Accounts payable to MagyarCom Services Kft	(410)	(313)	(163)
Accounts payable to other DT Group companies	(2,358)	(3,254)	(6,044)
Accrued interests payable to DTIF	(5,491)	(6,198)	(3,756)
Loans payable to DTIF and DTAG	(237,675)	(286,648)	(259,432)

Deutsche Telekom has pledged its support for Magyar Telekom’s financing needs through to June 30, 2008.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(b) Governments

Magyar Telekom provides services to Government departments and businesses in Hungary, Macedonia and Montenegro, but individually none of these customers represent a significant source of revenue.

(c) Associates

Hunsat is an enterprise founded by the Company (50%) and Antenna Hungária Rt. (50%). The revenues of Hunsat include commissions received from Hungarian telecommunications companies for the use of services of international satellite agencies. The operational transactions and balances with Hunsat are insignificant. Dividends received from Hunsat amounted to HUF 157 million in 2006 (2005: HUF 1,376 million, 2004: HUF 2,133 million).

M-RTL is a Hungarian television broadcast company, in which Magyar Telekom has a 25% effective share of ownership through a holding company, IKO-Telekom Média Holding Rt. M-RTL sells airtime through media agencies to Magyar Telekom, and Magyar Telekom provides telecom services to M-RTL mainly through an interactive service provider. Consequently, the direct operating transactions between M-RTL and the Group are insignificant. M-RTL declared dividends to Magyar Telekom directly and indirectly in an amount of HUF 605 million in 2006 (2005: HUF 550 million, 2004: HUF 500 million).

T-Systems Hungary (TSH) is an associated company of Magyar Telekom, in which the Company acquired a 49% share of ownership in September 2004. The acquisition took place through share purchase from T-Systems International, a Deutsche Telekom Group company, and a capital increase in TSH. The All inter-company transactions and balances with TSH are included in the Deutsche Telekom Group relations table, earlier in this note.

(d) Board and supervisory board members

The remuneration of the members of the Company’s Board of Directors amounted to HUF 8 million in 2006 (2005: HUF 10 million, 2004: HUF 9 million). The remuneration of the members of the Company’s Supervisory Board amounted to HUF 17 million in 2006 (2005: HUF 14 million, 2004: HUF 10 million).

(e) Key management

Key management has been identified as the members of the Group’s Management Committee, which is the main operational decision making body of Magyar Telekom.

The table below shows in total the compensation expenses (including social security and payroll related taxes as well) incurred by the Group in relation to the key management.

	At December 31,
	2004	2005	2006
	(in HUF millions)
Salaries and other short-term employee benefits	800	670	647
Contractual termination expense	—	350	432
Share based compensation (Note 24)	101	130	112
	901	1,150	1,191

The Group does not provide loans to its key management.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

36             Events after the balance sheet date

Employee termination disputes in Montenegro

In 2005 CGT offered a voluntary lay-off program with beneficial terms for employees accepting the offer. In 2006 CGT announced another voluntary redundancy which had even more beneficial terms. After the announcement of the 2006 program, employees laid off in 2005 believe that they had been misled about the conditions of the lay-off. These former employees have announced that unless CGT indemnifies them for the difference in the terms, they would sue for being mislead in 2005.

Although the Group may have to pay indemnity to the former employees, currently the Group cannot estimate the outcome of the future legal action, and the amount of the indemnity payments that could be ruled. The Group has no legal or constructive obligation as at December 31, 2006, and has not raised a valid expectation on part of the former employees that they will be indemnified.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

37             Reconciliation to U.S. GAAP

Magyar Telekom’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards, which in certain respects differ from U.S. GAAP, the generally accepted accounting principles in the USA. The principal differences between IFRS and U.S. GAAP are presented below, together with explanations of the adjustments that affect consolidated profit for each of the three years in the period ended December 31, 2006 and total shareholders’ equity as of December 31, 2005 and 2006.

		For the year ended December 31,
	Notes	2004	2005	2006
		(in HUF millions)
Net income under IFRS—as reported		34,641	78,564	75,453
Restatement for changes in IAS 39	(e)	—	(149)	—
Net income under IFRS—as restated		34,641	78,415	75,453
Minority interests under IFRS		8,686	10,355	12,011
Restatement for changes in IAS 39	(e)	—	(45)	—
Minority interest under IFRS—as restated		8,686	10,310	12,011
Adjustments of Net income for U.S. GAAP:
Revenue recognition	(a)	4,749	4,237	3,608
Asset retirement obligation	(b)	(871)	(402)	(320)
Employee expenses	(c)	950	(1,110)	(108)
Interest capitalized	(d)	420	472	140
Derivatives	(e)	—	(227)	676
Other income (rebranding)	(f)	(5,920)	(7,281)	(1,435)
Purchase price allocation (business combinations)	(g)	(6,977)	(4,775)	(4,513)
Goodwill	(h)	13,876	—	—
Tax	(i)	(1,503)	591	(748)
Profit after tax		4,724	(8,282)	(2,700)
Minority interest	(j)	319	(873)	(1,272)
Total U.S. GAAP adjustments on Net income		5,043	(9,155)	(3,972)
Net income under U.S. GAAP		39,684	69,260	71,481
Minority interests under U.S. GAAP	(j)	8,367	11,183	13,283
Basic earnings per share under U.S. GAAP (HUF)		38.23	66.67	68.71
Diluted earnings per share under U.S. GAAP (HUF)		38.22	66.65	68.69
Net income under U.S. GAAP		39,684	69,260	71,481
Other comprehensive income	(k)	(3,851)	312	(1,384)
Total comprehensive income		35,833	69,572	70,097

The amounts in the table above show by topic how much more or less income or expense was recognized in the U.S. GAAP accounts in comparison to the IFRS accounts.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

		At December 31,
	Notes	2005	2006
		(in HUF millions)
Total Shareholders’ equity under IFRS		527,567	526,039
Minority interests under IFRS		70,127	67,128
Total equity under IFRS		597,694	593,167
Adjustments for U.S. GAAP:
Revenue recognition	(a)	(9,468)	(5,860)
Asset retirement obligation	(b)	(1,409)	(1,729)
Employee expenses	(c)	(213)	—
Interest capitalized	(d)	5,465	5,605
Derivatives	(e)	646	1,322
Purchase price allocation (business combinations)	(g)	8,132	5,594
Goodwill	(h)	14,237	12,403
Tax	(i)	(5,049)	(6,102)
Minority interest	(j)	2,190	918
Total U.S. GAAP adjustments on Shareholders’ equity		14,531	12,151
U.S. GAAP adjustment on Minority interest	(j)	(2,190)	(918)
Total U.S. GAAP adjustments on Equity		12,341	11,233
Total Shareholders’ equity under U.S. GAAP		542,098	538,190
Minority interests under U.S. GAAP		67,937	66,210
		610,035	604,400

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

	At December 31,
	2005	2006
	(in HUF millions)
IFRS deferred connection and activation revenue	1,185	404
U.S. GAAP adjustment	12,200	7,831
U.S. GAAP deferred connection and activation revenue	13,385	8,235
IFRS deferred expenses	—	—
U.S. GAAP adjustment	2,732	1,971
U.S. GAAP deferred expenses	2,732	1,971
U.S. GAAP adjustment on Shareholders’ equity	9,468	5,860

Further, as of January 1, 2004 Magyar Telekom adopted EITF 00-21 and SAB 104 in its U.S. GAAP accounts, according to which bundled customer packages are analyzed by the elements of the bundle. Revenues from the individual elements are recognized in proportion of the relative fair values of the elements. Connections in all cases are bundled with other deliverables such as equipment and/or prepaid usage. As connections and activations are no longer considered separate earning events, the fair value of these elements is considered zero. Accordingly, amounts collected for connections and activations are allocated to the other elements of the packages, and recognized according to revenue the recognition policies applied to those services (such as equipment sales, prepaid airtime, etc.).

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

Assets considered for retirement obligation primarily include antenna towers and switching and transmission equipment constructed on rented properties of the mobile segment. In addition, the cost of the public payphones and other assets constructed in public and private areas and assets constructed in rented shops are also adjusted for the potential retirement obligation.

Although there is a legal obligation to remove all unused cabling of the fixed network from public and third parties’ properties, the Group believes that the probability of an event of having to remove such cables in the future is very low. As a result, provision is only recognized for the removal of a limited amount of these assets estimated based on the expenditures incurred in the past. As the fixed line service

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

providers of Magyar Telekom are universal service providers and have significant market power, these entities are obliged to provide fixed line services in its geographical areas of service. In addition, the Group also has to make their lines available to other service providers on a contractual basis. As a result, Magyar Telekom can not be forced to remove its cables from private and public properties as the Group has indefinite right of use on these properties free of recurring charge. Any removals are only initiated by the Company once it decides to abandon a given section of its network.

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

The asset retirement obligation adjustment in the income statement reconciliation table reflects the net impact of the annual changes in the carrying amount of the assets and that of the provision. In the equity reconciliation table the adjustment reflects the difference between the carrying amount of the capitalized asset retirement obligation and that of the provision.

The table below shows the U.S. GAAP adjustments to the carrying amount of asset retirement obligations (ARO) capitalized as part of the cost of the related assets and the adjustment on the provisions.

	At December 31,
	2005	2006
	(in HUF millions)
IFRS—Carrying amount of capitalized ARO	—	354
U.S. GAAP adjustment	2,359	2,781
U.S. GAAP—Carrying amount of capitalized ARO	2,359	3,135
IFRS—Carrying amount of provision for ARO	—	1,168
U.S. GAAP adjustment	3,768	4,510
U.S. GAAP—Carrying amount of provision for ARO	3,768	5,678
U.S. GAAP adjustment on Shareholders’ equity	(1,409)	(1,729)

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(c) Employee expenses

(1) Severance payments

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

	For the year ended December 31,
	2004	2005	2006
	(in HUF millions)
Termination expense in IFRS	(20,180)	(5,142)	(6,523)
U.S. GAAP adjustment	960	(960)	—
Termination expense in U.S. GAAP	(19,220)	(6,102)	(6,523)

In addition, more expense was recognized in the IFRS accounts for share based payments according to IFRS 2 than in the U.S. GAAP accounts according to APB 25 in 2004 and 2005. Until the release of IFRS 2—Share Based Payments in March 2004 there was no guidance in IFRS for the accounting for share based payments, and the Group had not recognized compensation expenses in its IFRS accounts related to share based compensations before 2004. In its U.S. GAAP accounts, the Group applied the provisions of APB 25 in 2004 and 2005, whereby the intrinsic value of the share options granted were recognized evenly over the vesting period of the instruments.

As of January 1, 2006 the Group adopted SFAS 123(R)—Share-Based Payment. SFAS 123(R) requires all share-based awards to employees, including grants of employee stock options, to be recognized in the financial statements based on their grant-date fair values. The related compensation costs are to be recognized over the period during which an employee is required to provide service in exchange for the award. Magyar Telekom adopted the modified prospective provisions of SFAS 123(R) to new and existing plans as of January 1, 2006. The grant-date fair values of unvested awards that were outstanding on the date of adoption are charged to expense over their remaining vesting periods starting from 2006. The adoption of SFAS 123(R) did not have a material impact on the 2006 financial statements of the Group.

Differences between the accounting for the share based compensation programs are described below.

(2) Share options of the CEO (Note 24)

The CEO of Magyar Telekom was granted share options in 2000, 2001, 2002, 2003 and 2004. The options had no intrinsic values on the grant dates in 2000, 2001, 2002 and 2003, while the options granted in 2004 had an intrinsic value of HUF 63 million. The table below shows the amount of expenses recognized in the IFRS accounts and in the U.S. GAAP accounts in the reported years.

	For the year ended December 31,
	2004	2005	2006
	(in HUF millions)
Compensation expense in IFRS	—	(84)	(36)
U.S. GAAP adjustment	(10)	63	(321)
Compensation expense in U.S. GAAP (APB 25)	(10)	(21)	—
Compensation expense in U.S. GAAP (FAS 123(R))	—	—	(357)

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(3) Management share option plan (Note 24)

On July 1, 2002, the Company granted 3,964,600 options to participants of the management share option plan. As the Company’s share price as quoted on the Budapest Stock Exchange on the grant date was HUF 833 per share, there was no intrinsic value to the options, thus no compensation expense was recognized in the IFRS or the U.S. GAAP accounts (APB 25), and the options had vested before the adoption of FAS 123(R).

(4) Mid Term Incentive Plan—MTIP (Note 24)

The MTIP is a cash settled long term incentive program lasting for three years whereby the targets to be achieved are based on the performance of the Magyar Telekom share.

The table below shows the amount of expenses recognized in the IFRS accounts and in the U.S. GAAP accounts in the reported years.

	For the year ended December 31,
	2004	2005	2006
	(in HUF millions)
Compensation expense in IFRS	(70)	(186)	(557)
U.S. GAAP adjustment	—	(213)	213
Compensation expense in U.S. GAAP (APB 25)	(70)	(399)	—
Compensation expense in U.S. GAAP (FAS 123(R))	—	—	(344)

The difference between IFRS and U.S. GAAP accruals disappeared in 2006 with the adoption of FAS 123(R) through the income statement.

(5) Assumptions used in the fair value calculations

At the grant dates, the underlying assumptions and the resulting fair values per option were as follows:

	CEO’s share options 2000	CEO’s share options 2001	CEO’s share options 2002	CEO’s share options 2003	CEO’s share options 2004	Management share option plan
Risk free interest rate (%)	7.4-7.6	7.3-7.5	7.9-8.2	6.9-7.2	8.9-9.4	8.31
Expected dividend yield (%)	0.45	1.21	1.29	2.16	8.41	1.51
Expected lives (years)	7-9	7-9	7-9	7-9	7-9	5
Expected stock volatility (%)	9.39	10.16	9.58	9.23	8.82	40
Fair value per option granted during the year (HUF)	1,420	166	189	122	350	284

(d) Interest capitalized

In the IFRS accounts Magyar Telekom capitalized a gradually decreasing amount of interest in prior years, and did not capitalize any interest in 2004 and 2005. This was the case as all loans taken for capital investment projects in prior years had been gradually repaid by the end of 2003. In 2006 the Company took a loan dedicated to finance the capital expenditure on the broadband network expansion, therefore, interest expenses were capitalized again in 2006 (Note 2.20).

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with U.S. GAAP, Magyar Telekom does not differentiate the loans based on the purpose for which they were taken, all are considered for interest capitalization. In contrast, under IFRS, we capitalized the appropriate part of only that interest that arose in connection with either loans taken out for the construction of qualifying assets, or those loans that are taken out for general purpose. As a result, a higher amount of interest is capitalized in the U.S. GAAP accounts, which results in a higher balance of property, plant and equipment, and consequently a higher amount of depreciation.

The table below is the summary of the U.S. GAAP adjustments related to interest capitalization.

	For the year ended December 31,
	2004	2005	2006
	(in HUF millions)
IFRS interest capitalized	—	—	54
U.S. GAAP adjustment	1,624	2,093	1,736
U.S. GAAP interest capitalized	1,624	2,093	1,790
IFRS depreciation of Property, plant and equipment	98,788	96,363	95,657
U.S. GAAP adjustment	1,204	1,621	1,596
U.S. GAAP depreciation of Property, plant and equipment	99,992	97,984	97,253
Carrying amount of U.S. GAAP adjustment on interest capitalized—end of year	4,993	5,465	5,605

(e) Derivatives

The revised interpretation of IAS 39—Financial Instruments—Recognition and Measurement does not consider contracts denominated in a currency that is not the functional currency of either of the contracting parties as a separable host contract and an embedded derivative if the contract currency is widely used in that market. As a result of the change in the interpretation, Magyar Telekom restated its IFRS retained earnings to eliminate the carrying amounts of these embedded derivatives (HUF 873 million) and the related deferred tax liability (HUF 140 million) as at December 31, 2004.

The change in the IFRS interpretation does not have an impact on the U.S. GAAP accounts, in which these embedded derivatives remain to be recognized and re-measured to fair value.

The table below shows the U.S. GAAP adjustment on the fair value of derivatives.

	At December 31,
	2005	2006
	(in HUF millions)
IFRS fair value of derivatives (forwards)	—	378
U.S. GAAP adjustment (embedded derivatives)	646	1,322
U.S. GAAP fair value of derivatives	646	1,700

(f) Other income (rebranding)

The Company’s mobile subsidiary, Westel was renamed as T-Mobile Hungary during 2004, while other companies of the Group were renamed in 2005 and 2006. In the IFRS accounts, the compensation received from DTAG is shown as other income and the write off of the impacted brand names and the costs of launching and promoting the new brands are shown gross as expenses respectively.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

(g) Purchase price allocation (business combinations)

Due to the different intangible asset recognition rules of IFRS and U.S. GAAP in earlier years, the fair values of the net assets of T-Mobile, Maktel and Emitel on the acquisitions in 2001 were different. While SFAS 141 allows the recognition of customer bases as an intangible asset in U.S. GAAP, IAS 38 only allowed the recognition if the customers were contractually tied to the service provider. As in earlier years (e.g. in 2001) when the Company acquired new subsidiaries, pre-paid customers of the acquired subsidiaries were not contractually bound for a period over one year, therefore, based on the non-contractual relationship no intangible asset was recognized in the IFRS accounts. In contrast to IFRS, in its U.S. GAAP accounts the Company recognized the customer bases of the acquired subsidiaries on acquisition.

In the U.S. GAAP accounts, this resulted in a higher amount of intangible assets recognized on acquisition. Consequently, the amortization expense of these intangibles is higher than in the IFRS accounts.

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

Further, since the adoption of IFRS 3, in case of acquisition of additional shares in already consolidated subsidiaries, no purchase price allocation is conducted, i.e. the whole surplus over the carrying amount of additional net assets acquired (reduction in minority interest) is recognized as goodwill in the IFRS accounts. In the U.S. GAAP accounts, however, purchase price allocation is made for these acquisitions as well. This generally results in a higher amount of assets recognized (other than goodwill) with corresponding deferred tax liabilities, and a subsequently higher amount of depreciation and amortization.

The following table shows the carrying amounts of the U.S. GAAP adjustments on the balance sheet lines that have arisen on the acquisition of subsidiaries.

	At December 31,
	2005	2006
	(in HUF millions)
Property, plant and equipment	358	439
Intangible assets	7,754	5,155
Other liabilities	20	—
U.S. GAAP adjustment on Shareholders’ equity	8,132	5,594

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table shows the expected amortization expense of all intangible assets recorded under U.S. GAAP in the following years.

Amortization
Year	(in HUF millions)
2007	25,122
2008	21,448
2009	12,503
2010	7,461
2011	5,416
thereafter	91,746

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

Further, according to SFAS 141 and 142, goodwill is not amortized under U.S. GAAP in the 3-year period presented, which resulted in significant differences between the IFRS and U.S. GAAP accounts in 2004. From January 1, 2005 no goodwill is amortized in IFRS either, consequently no further differences arise in this respect.

Further, goodwill is recorded in the currency of the acquired company under U.S. GAAP, while in earlier years goodwill was recognized in HUF under IFRS. This results in currency translation adjustments in the Shareholders’ equity when compared to IFRS, the impact of which is included in the Goodwill line of the reconciliation table.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The table below shows the development of the carrying amount of goodwill comparing IFRS and U.S. GAAP.

	IFRS	U.S. GAAP adjustment	U.S. GAAP
Carrying amount—January 1, 2005	226,920	16,290	243,210
Exchange differences	115	(2,443)	(2,328)
Increase due to acquisitions	5,122	—	5,122
Deferred tax expense credited to the carrying amount of goodwill	—	(118)	(118)
Carrying amount—December 31, 2005	232,157	13,729	245,886
Exchange differences	(78)	(103)	(181)
Increase due to acquisitions	13,070	(1,731)	11,339
Deferred tax expense credited to the carrying amount of goodwill	—	(134)	(134)
Carrying amount—December 31, 2006	245,149	11,761	256,910
Add back cumulative deferred tax expense credited to the carrying amount of goodwill		642
U.S. GAAP adjustment on Shareholders’ equity		12,403

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

(j) Minority interest

Some of the above described adjustments are related to subsidiaries in which Magyar Telekom’s share of ownership is less than 100%. In these cases the minority interests take their share of the adjustments.

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

(k) Other comprehensive income

Other comprehensive income includes the cumulative translation adjustments arising on consolidation, which is not subject to tax, and the revaluation differences from AFS financial instruments (Note 7).

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(l) Recent accounting pronouncements

In February 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS 155”). SFAS 155 allows any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” to be carried at fair value in its entirety, with changes in fair value recognized in earnings. In addition, SFAS 155 requires that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or contain an embedded derivative. SFAS 155 also eliminates a prior restriction on the types of passive derivatives that a qualifying special purpose entity is permitted to hold. SFAS 155 is applicable to new or modified financial instruments in fiscal years beginning after September 15, 2006, though the provisions related to fair value accounting for hybrid financial instruments can also be applied to existing instruments. The Group does not expect the adoption of SFAS 155 to have a material impact on the consolidated financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets” (“SFAS 156”). SFAS 156 addresses the accounting for recognized servicing assets and servicing liabilities related to certain transfers of the servicer’s financial assets and for acquisitions or assumptions of obligations to service financial assets that do not relate to the financial assets of the servicer and its related parties. SFAS 156 requires that all recognized servicing assets and servicing liabilities are initially measured at fair value, and subsequently measured at either fair value or by applying an amortization method for each class of recognized servicing assets and servicing liabilities. SFAS 156 is effective in fiscal years beginning after September 15, 2006. The Group does not expect the adoption of SFAS 156 to have a material impact on the consolidated financial position or results of operations.

In April 2006, the FASB issued FASB Staff Position (“FSP”) FSP FIN 46(R)-6, “Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)” (“FSP FIN 46(R)-6”). FSP FIN 46(R)-6 addresses whether certain arrangements associated with variable interest entities should be treated as variable interests or considered as creators of variability, and indicates that the variability to be considered shall be based on an analysis of the design of the entity. FSP FIN 46(R)-6 is required to be applied prospectively to all entities with which the Group first becomes involved and to all entities previously required to be analyzed under FIN 46(R) upon the occurrence of certain events, beginning the first day of the first reporting period after June 15, 2006. The Company does not expect the adoption of FSP FIN 46(R)-6 to have a material impact on the consolidated financial position or results of operations.

In June 2006, the FASB ratified the consensus on Emerging Issues Task Force (EITF) Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement” (“EITF 06-3”). The scope of EITF 06-3 includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added, and certain excise taxes. EITF 06-3 states that presentation of taxes within the scope of this EITF on either a gross basis or a net basis is an accounting policy decision which should be disclosed pursuant to APB No. 22, Disclosure of Accounting Policies. If such taxes are significant, and are presented on a gross basis, the amounts of those taxes should be disclosed. The consensus on EITF 06-3 will be effective for interim and annual reporting periods beginning after December 15, 2006. Magyar Telekom previously disclosed that the Group records revenues net of value-added taxes and other taxes collected from customers that are remitted to governmental authorities.

MAGYAR TELEKOM
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109,” (FIN 48). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that it has taken or expects to take on a tax return. FIN 48 is effective for Magyar Telekom as of January 1, 2007. The Group is currently evaluating the potential impact, if any, that the adoption of FIN 48 will have on the consolidated financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. SFAS 157 becomes effective for Magyar Telekom on January 1, 2008. Upon adoption, the provisions of SFAS 157 are to be applied prospectively with F-141 limited exceptions. The Group is currently evaluating the potential impact, if any, that the adoption of SFAS 157 will have on the consolidated financial position or results of operations.

In September 2006, the FASB ratified Emerging Issues Task Force Issue No. 06-1, “Accounting for Consideration Given by a Service Provider to Manufacturers or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider”(“EITF 06-1”). This guidance requires the application of EITF 01-9, “Accounting for Consideration Given by a Vendor to a Customer” (“EITF 01-9”), when consideration is given to a reseller or manufacturer for benefit to the service provider’s end customer. EITF 01-9 requires the consideration given be recorded as a liability at the time of the sale of the equipment and, also, provides guidance for the classification of the expense. EITF 06-1 is effective for the first annual reporting period beginning after June 15, 2007. The Group is currently evaluating the potential impact, if any, that the adoption of EITF 06-1 will have on the consolidated financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115 (SFAS No. 159), which permits entities to choose to measure many financial instruments and certain other items at fair value. The provisions of SFAS No.159 are effective as of the beginning of our 2008 fiscal year. The Group’s adoption of SFAS No. 159 is not expected to have a material impact on the Company’s consolidated financial statements.

In September 2006 SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatement when Quantifying Misstatements in Current Year Financial Statements” (“SAB No. 108”). SAB No. 108 requires the use of both the rollover and iron curtain approaches in accumulating and quantifying the amounts of misstatements in a company’s financial statements. The rollover approach looks at the amount by which the current-year income statement is misstated. The iron curtain approach looks at the cumulative amount by which the balance sheet is misstated to determine materiality. The Group’s adoption of SAB No. 108 did not have a material impact on the Company’s consolidated financial statements.