Form 20-F
period 2007-12-31
Magyar Telekom Plc.
filed 2008-06-17
CIK 1047564

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on June 17, 2008

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

Commission file number 1-14720

MAGYAR TELEKOM TÁVKÖZLÉSI NYILVÁNOSAN MÜKÖDÖ RÉSZVÉNYTÁRSASÁG
(Exact name of Registrant as specified in Its Charter)

MAGYAR TELEKOM TELECOMMUNICATIONS PUBLIC LIMITED COMPANY
(Exact name of Registrant's Name Into English)

Hungary

(Jurisdiction of Incorporation or Organization)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of Principal Executive Offices)

Thomas Stumpf
Chief Accounting Officer
Magyar Telekom
Budapest, 1013, Krisztina krt 55, Hungary
+36-1-457-4211
tom.stumpf@telekom.hu
(Name, Telephone, Email and/or Facsimile number and Address of the Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

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

Ordinary Shares......1,042,745,615 nominal value HUF 100 per share (as of December 31, 2007)

         Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

         If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

         Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

         If "Other" has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item 17 ☐    Item 18 ☐

         If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes ☐    No ☒

*
Not for trading, but only in connection with the registration of American Depositary Shares.

i

Item 7	Major Shareholders and Related Party Transactions	114
	Major Shareholders	114
	Related Party Transactions	115
Item 8	Financial Information	115
	Consolidated Financial Statements	115
	Other Financial Information	116
	Legal proceedings	116
	Dividend Policy	126
	Significant Changes	127
Item 9	The Offer and Listing	127
Item 10	Additional Information	129
	Share Capital	129
	Option to Purchase Securities from Registrant or Subsidiaries	129
	Memorandum and Articles of Association	129
	Deposit Agreement	130
	Corporate Governance	130
	Significant Differences in Corporate Governance Practices for Purposes of Section 303A.11 of the New York Stock Exchange Listed Company Manual	133
	Material Contracts	136
	Exchange Control	137
	Taxation	137
	Documents on Display	139
Item 11	Quantitative and Qualitative Disclosures About Market Risk	140
Item 12	Description of Securities Other than Equity Securities	140
PART II
Item 13	Defaults, Dividend Arrearages and Delinquencies	141
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	141
Item 15	Controls and Procedures	141
Item 16A	Audit Committee Financial Expert	145
Item 16B	Code of Ethics	145
Item 16C	Principal Accountant Fees and Services	145
Item 16D	Exemptions from the Listing Standards for Audit Committees	146
Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	146
PART III
Item 17	Financial Statements	147
Item 18	Financial Statements	147
Item 19	Exhibits	147

ii

Certain Defined Terms and Conventions

        In this annual report the terms "Magyar Telekom", the "Group", the "Company", "we", "us" and "our" refer to Magyar Telekom Plc. and, if applicable, its direct and indirect subsidiaries as a group; the term "Magyar Telekom Plc." refers to Magyar Telekom Plc. without its subsidiaries; the term "DT" refers to Deutsche Telekom AG. The term "TMH" refers to the mobile line of business of Magyar Telekom. T-Mobile Magyarország Távközlési Rt., our fully owned subsidiary, merged with Magyar Telekom Plc. on February 28, 2006. From March 1, 2006, Magyar Telekom is the legal successor of TMH.

        In this annual report, the term "Minister" refers to the Minister heading the Ministry of Economy and Transport.

        Totals in tables may be affected by rounding. Segment revenue and operating expense figures included in this annual report do not give effect to intersegment eliminations.

Forward-looking Statements

        The Company may from time to time make written or oral forward-looking statements. Written forward-looking statements appear in documents the Company files with the Securities and Exchange Commission, including this annual report, reports to shareholders and other communications. The U.S. Private Securities Litigation Reform Act of 1995 contains a safe harbor for forward-looking statements. Actual results may differ materially from a forward-looking statement made by Magyar Telekom or on its behalf. Readers should also consider the information contained in Item 3, "Key Information—Risk Factors" and Item 5, "Operating and Financial Review and Prospects", as well as the information contained in the Company's periodic filings with the Securities and Exchange Commission for further discussion of the risks and uncertainties that may cause such differences to occur. The Company's forward-looking statements speak only as of the date they are made, and the Company does not have an obligation to update or revise them, whether as a result of new information, future events or otherwise.

iii

PART I

ITEM 1—IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2—OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3—KEY INFORMATION

SELECTED FINANCIAL DATA

        This selected consolidated financial and statistical information should be read together with the consolidated financial statements, including the accompanying notes, included in this annual report. We derived these financial data from our consolidated financial statements as of and for the years ended December 31, 2003, 2004, 2005, 2006 and 2007 and the accompanying notes, which have been audited by PricewaterhouseCoopers Könyvvizsgáló és Gazdasági Tanácsadó Kft. ("PwC"). These consolidated financial data are qualified by reference to our consolidated financial statements and accompanying notes, which we have prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

	Year ended December 31,
	2003	2004	2005	2006	2007	2007
	HUF	HUF	HUF	HUF	HUF	U.S.$(1)
	(in millions, except per share amounts)
Consolidated Income Statement Data:
Amounts in accordance with IFRS
Revenues	607,252	596,792	615,054	671,196	676,661	3,920
Operating profit	122,064	93,719	141,754	136,391	128,312	743
Net income	57,475	34,641	78,415	75,453	60,155	349
Operating profit per share	117.60	90.30	136.46	131.10	123.25	0.71
Basic earnings per share	55.38	33.38	75.49	72.53	57.78	0.33
Diluted earnings per share	55.37	33.37	75.46	72.51	57.78	0.33
Consolidated Balance Sheet Data:
Amounts in accordance with IFRS
Total assets	1,058,837	1,029,568	1,082,948	1,131,595	1,135,578	6,579
Net assets as reported	630,384	576,664	597,694	593,167	581,693	3,370
Common stock	104,281	104,281	104,281	104,277	104,275	604
Total shareholders' equity as reported	560,110	516,567	527,567	526,039	514,998	2,984

	Year ended December 31,
	2003	2004	2005	2006	2007
	(in millions)
Other data:
Weighted average number of shares
Basic	1,038	1,038	1,039	1,040	1,041
Diluted	1,038	1,038	1,039	1,041	1,041

(1)
Translated into U.S. dollars at the official exchange rate of the National Bank of Hungary on December 31, 2007 of U.S. dollar 1.00 = HUF 172.61. These translations are unaudited and presented for convenience purposes only.

Dividends

        The following table sets forth the dividend per Magyar Telekom ordinary share for the years 2003, 2004, 2005, 2006 and 2007. The table shows the dividend amounts in Hungarian forints, together with U.S. dollar equivalents, for each of the years indicated.

	Dividend Paid Per Ordinary Share
	HUF	U.S.$(1)
Year
2003	70	0.3367
2004	70	0.3883
2005	73	0.3418
2006	70	0.3653
2007	74	0.4287

(1)
Translated into U.S. dollars at the official exchange rate of the National Bank of Hungary on December 31, 2007 of U.S. dollar 1.00 = HUF 172.61, December 31, 2006 of U.S. dollar 1.00 = 191.62; December 31, 2005 of U.S. dollar 1.00 = HUF 213.58; December 31, 2004 of U.S. dollar 1.00 = HUF 180.29 and on December 31, 2003 of U.S. dollar 1.00 = HUF 207.92.

EXCHANGE RATE INFORMATION

        As used in this document, "Hungarian forint" or "HUF" mean the lawful currency of Hungary. "EUR", "euro" or "€" mean the single unified currency of the European Union. "U.S. dollar," "USD" or "$" mean the lawful currency of the United States.

        The National Bank of Hungary ("NBH") quotes and publishes official exchange rates of the Hungarian forint for all major currencies based on prevailing market rates. Unless otherwise stated, conversion of Hungarian forint into U.S. dollars have been made at the rate of USD 1.00 to HUF 172.61, which was the official rate quoted and published on December 28, 2007 (last working day in Hungary in 2007).

        On any given day, the market exchange rate of the Hungarian forint against the euro may vary from the official rate of the NBH. Prior to May 4, 2001, the NBH had a policy of intervening in the foreign exchange market, if the market exchange rate of the Hungarian forint against the euro deviated more than 2.25 percent above or below the official rate. On May 4, 2001, the NBH announced that it had widened this intervention band to 15 percent above and below the official rate. The central parity was set at 282.36 HUF/EUR rate. As of February 26, 2008, the NBH terminated the intervention band. The floating exchange rate allows the NBH to focus more effectively on the inflation targets and therefore, it is an important step towards the introduction of the euro in Hungary.

        The following tables set forth, for the periods and dates indicated, the period-end, average, high and low official rates quoted and published by the NBH for Hungarian forint per U.S.$1.00 and EUR 1.00.

	Exchange Rates (amounts in HUF/U.S.$)
	Period-End	Average(1)	High	Low
Year
2003	207.92	224.44	237.63	206.61
2004	180.29	202.63	217.24	180.19
2005	213.58	199.66	217.54	180.58
2006	191.62	210.51	225.01	191.02
2007	172.61	183.83	199.52	171.13
2007
December	172.61	173.86	177.60	171.13
2008
January	174.84	174.11	179.65	170.28
February	172.49	177.69	183.23	170.95
March	163.90	167.56	174.22	162.29
April	163.13	161.03	165.46	157.13
May	155.51	158.88	165.09	154.61

(1)
The average of the exchange rates on each business day during the relevant period.

	Exchange Rates (amounts in HUF/EUR)
	Period-End	Average(1)	High	Low
Year
2003	262.23	253.51	272.03	234.69
2004	245.93	251.68	270.00	243.42
2005	252.73	248.05	255.93	241.42
2006	252.30	264.27	282.69	249.55
2007	253.35	251.31	261.17	244.96
2007
December	253.35	253.15	254.82	251.68
2008
January	259.52	255.98	259.95	252.95
February	262.17	262.02	265.92	256.60
March	259.36	260.09	266.01	256.05
April	253.43	253.79	259.41	250.94
May	240.80	247.41	253.17	240.80

(1)
The average of the exchange rates on each business day during the relevant period.

        We will pay any cash dividends in Hungarian forints, and if you are a holder of American Depository Shares ("ADSs") exchange rate fluctuations will affect the U.S. dollar amounts you will receive upon conversion of cash dividends on the shares represented by ADSs. Fluctuations in the exchange rate between the Hungarian forint and the U.S. dollar will also affect the prices of shares and ADSs.

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

        The following discussion contains a number of forward-looking statements. Please refer to the "Forward-Looking Statements" discussion at the front of this Annual Report for cautionary information.

Our operations are subject to substantial government regulation, which can result in adverse consequences for our business and results of operations.

        The Electronic Communications Act of 2003 ("Electronic Communications Act"), which came into force in January 2004, was enacted by the Parliament to achieve harmonization of the telecommunications regulatory regime in Hungary with the New Regulatory Framework ("NRF") of the EU for electronic communications adopted in 2002, and to encourage further competition in the market. The NRF is currently under review in the EU; however, according to our expectations, the amended regulation will not affect business activities earlier than 2010.

        Under the Electronic Communications Act, the National Communications Authority ("NCA") was established to regulate the telecommunications industry. The primary responsibility of the NCA is to perform market analysis procedures, under which it defines "relevant markets," or markets subject to the regulatory framework. The NCA analyzes such markets for the level of competition and, if it finds a lack of sufficient competition in such markets, identifies service providers with significant market power ("SMP"), and imposes appropriate regulatory obligations on such providers to encourage competition.

        The NCA carried out a market analysis procedure and has reached its final findings on 17 out of 18 relevant markets identified in an applicable decree in 2004. Under these findings, Magyar Telekom was found to have SMP on 12 of the 16 markets (i.e., markets 1-9 and 11-13) and TMH was found to have SMP on one market (i.e., market 16). By the end of March 2008, the NCA had published SMP resolutions concerning 17 markets out of the 18 in the second round of market analyses. Out of these 17 markets, Magyar Telekom was identified as an operator with SMP in all but four markets (these four markets include market 15, which is related to the mobile market). As a result, the NCA imposed various obligations on Magyar Telekom and TMH with respect to these markets. See "Item 4—Regulation and Pricing".

        The Recommendation of the European Commission on relevant product and service markets within the electronic communications sector susceptible to ex ante regulation in accordance with Directive 2002/21/EC of the European Parliament and of the Council on a common regulatory framework for electronic communication networks and services (2003/311/EC) ("Recommendation"), the regulation on which the market analysis procedure of the NCA is based, was also reviewed by the EU during 2006 and 2007. This new Recommendation entered into force on December 17, 2007. As a result of the EU review, the number of relevant markets decreased from 18 to 7. Magyar Telekom is currently identified as having SMP in all of the 7 remaining markets as well as in all retail markets cancelled from the list of relevant markets. The new Recommendation is expected to become effective in the next round of market analyses by the NCA, which are expected to be completed in 2009. Consequently, the new Recommendation will not affect Magyar Telecom's business activities in the short term. In the long term, we do not expect to be identified as an operator with SMP in market 7 (minimal set of leased lines) and we expect our obligation to provide such services to be abolished. Due to the cancellation of market 15 (mobile origination market), it would be more difficult to introduce Mobile Virtual Network Operators ("MVNOs") obligation for TMH (however currently the NCA is investigating the opportunities for a fourth mobile service provider in Hungary). The extension of the definition of market 11 (unbundling of the local loops) from copper to optical networks makes the extension of the unbundling obligation to Magyar Telekom's new technology (optical) networks easier for the NCA. This is expected to have an adverse impact on our business results.

        The new Communications Act, which affects our Bulgarian subsidiary's, Orbitel's, core business, entered into force on May 25, 2007. The new Act transposes into Bulgarian legislation the five directives of the EU 2003 regulatory framework—the Access, Authorization, Framework, Universal Service and Privacy Directives. (In accordance with its EU accession commitments, Bulgaria had to complete the transposition of the EU 2003 electronic communications regulatory framework before the date of its accession to the EU on January 1, 2007, but the legislative process was delayed.) The implementation of the new regulation may have a negative impact on the businesses results of Orbitel.

        In addition, our businesses in Macedonia and Montenegro are also subject to various regulatory developments.

        We cannot fully anticipate the combined impact of these and other regulatory developments on our business and results of operations. Our business and results of operations may be adversely affected by these changes.

Review of the EU Regulation (of the European Parliament and of the Council No. 717/2007/EC) on roaming charges in the mobile telecommunications sector could adversely affect our results of operation.

        The EU roaming regulation effective from June 30, 2007 sets a limit on international wholesale mobile roaming voice charges (Eurotariff). See "Item 4—Regulation and Pricing". Text messaging and data communications are not covered at present, but are subject to regulatory monitoring. This regulation will negatively influence the roaming revenues of our mobile operations.

Harmonization of mobile termination rates at EU level

        Similarly to the regulation of roaming charges, the European Commission plans to introduce a harmonized regulation of mobile termination rates. As a result, it is possible that TMH termination rates will be reduced to a lower level than intended by the NRA. However, the harmonization of termination rates will have a positive effect on our company.

We are subject to more intense competition due to the liberalization of the telecommunications sector.

        The Electronic Communications Act was enacted to facilitate further competition and encourage new entrants to the market. Although identities of such entrants are already known to some degree, the scope of competition and any adverse effect on our results will depend on a variety of factors that we currently cannot assess with precision and are for the most part not within our control. Among such factors are business strategies and capabilities of new competitors, prevailing market conditions, as well as the effectiveness of our efforts to prepare for new market conditions. Specific risks include continuous downward pressure on tariff levels, loss of customers as a result of unbundled access to the local loop, loss of fixed line customers as a result of introducing "naked" Asymmetrical Digital Subscriber Line ("ADSL"), competition from alternative operators using new technologies (such as voice over Internet Protocol technology, "VoIP" or cable television) and migration to lower priced Internet price plans as a result of speed upgrades.

        In the mobile communications business, we already face intense competition. As all telecommunications markets have become increasingly saturated, the focus of competition has shifted from customer acquisition to retention. Significant customer defections could have an adverse effect on results of operations, and customer acquisition and retention expenses are substantial. Due to the increased level of competition, prices for mobile telephone services have been declining over the past several years and may continue to decline. An eventual entry of MVNOs into the mobile telecommunications market would intensify the competition in Hungary. MVNOs are mobile operators that do not own their own spectrum or often network infrastructure, buy the use of the spectrum and network infrastructure from traditional mobile operators and provide mobile telecommunications services to consumers based on such purchased capacity. MVNOs will likely target the lower segment of the market and such development will likely increase price-based competition.

        Our subsidiary, Professzionális Mobilrádió Zrt. ("Pro-M") has an exclusive right to provide Terrestrial Trunked Radio ("TETRA") services for public safety and security agencies in Hungary. However, the EDR (the Hungarian Unified Digital Radio Network) contract restricts the company from providing services to any other entity. Providing any services outside the above mentioned range of users requires the Hungarian government's consent.

        We also face intense competition in the market for Internet services, as well as in the data communications markets from other fixed line, mobile and cable television service providers. As the Hungarian fixed broadband Internet market gets closer to its saturation, the share of Magyar Telekom DSL net additions has declined against competitors' cable internet offerings. This could adversely affect our further broadband growth prospects.

        In Macedonia, the exclusive rights of Makedonski Telekommunikacii AD ("Maktel") to provide fixed line telecommunications services expired at the end of 2004 as a result of market liberalization in Macedonia. Competition posed by new entrants may result in a downward pressure on Maktel's pricing, sales volume and profitability, which would have an adverse effect on our financial condition and results of operations. The Macedonian telecommunications regulator issued a third mobile license to Austrian Mobilkom in the first quarter of 2007. The operator entered into the Macedonian market in September 2007 under the name VIP with 2.5G services. In addition, the Agency for Electronic Communications ("AEC") announced a call for expressions of interest for a fourth mobile operator on April 2, 2007. In November 2007, the AEC published a public tender for granting one license for Third Generation ("3G") radio frequencies utilization. Cosmofon won the tender and shall start the 3G commercial operations until August 12, 2008. The entrance of these new operators into the market intensify the competition in the Macedonian mobile market.

        In Montenegro, the de facto exclusivity of Crnogorski Telekom in international voice traffic has come to an end as Promonte, the Montenegrin market leader in mobile telephony has acquired a license for international voice traffic valid from January 1, 2007. A third mobile operator, Mtel, a subsidiary of Telekom Serbia, has also entered the market. In 2007, several cable operators received licenses, and VoIP and World Interoperability for Microwave Access ("WiMax") licenses were also issued. Mtel started to offer fixed line and broadband services, eliminating the de facto monopoly on fixed line telephony of Crnogorski Telekom as well. Furthermore, in November 2006, the Montenegrin telecommunications regulator has issued a tender for two 3G licenses as well as a tender for a mixed 2G-3G license for a third mobile operator. In the first quarter of 2007, T-Mobile Crna Gora and Promonte were awarded with one 3G licenses each and Telekom Serbia won the combined 2G-3G license. The mobile operation of Crnogorski Telekom faces a significant decrease in its market share as a result of these new competitors entering the market.

        Competition posed by potential new entrants may result in further downward pressure on Crnogorski Telekom's and T-Mobile Crna Gora's pricing, sales volume and profitability, which would have an adverse effect on our financial condition and results of operations.

Our ability to sustain revenue growth will depend in part on our ability to increase traffic and offer value added and data services to our customers and our ability to acquire telecommunications companies.

        We expect the number of our fixed access lines and rates for fixed and mobile telephone services to decrease as competition increases. In addition, the growth rate of the Hungarian broadband market is expected to slow down. Our ability to sustain revenue growth will therefore depend on our ability to increase the amount of traffic over existing fixed lines and to increase revenues from value added, data and

System Integration ("SI") as well as Information Technology ("IT") services. We also plan to grow our mobile subscriber base and our related lines of business, such as Internet and cable television, and expand our coverage area. We may not be able to sustain revenue growth, if we are not able to offer attractive and affordable value added services in the future or if our customers do not purchase our services.

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

        Next Generation Network ("NGN") is the main stream of technical development that gives the general framework for reaching most of our business strategic goals and for transforming the company. Our NGN strategy focuses on overlay NGN. This approach means that the new technology is built in parallel to the existing network, not in substitution or replacement of existing technology, and we build and use the new technology for introducing new services. In addition, we use the NGN for network transformation by migrating our legacy networks to NGN to change the technology and platform to further provide legacy services and features at a lower operational cost level. We have planned migration to NGN on the basis of recent trends in the telecommunications industry: as vendors allocate resources to develop NGN, they significantly increase legacy system support fees and development costs, we face increasing risk of failures due to aging technology, which may result in revenue loss and stimulate higher churn. The risk of failing to overlay NGN development is that we miss gaining new revenues from broadband-based services and applications as well as integrated, convergent service provision (3play, 4play), while we lose traditional business.

        The operation of our mobile businesses depends in part upon the successful deployment of continually evolving mobile communications technologies, which requires significant capital expenditures. There can be no assurance that such technologies will be developed according to anticipated schedules, that they will perform according to expectations, or that they will achieve commercial acceptance. We may be required to make more capital expenditures than we currently expect if suppliers fail to meet anticipated schedules, performance of such technologies fall short of expectations, or commercial success is not achieved.

        The effects of technological changes on our businesses cannot be predicted. In addition, it is impossible to predict with any certainty whether the technology selected by us will be the most economic, efficient or capable of attracting customer usage. There can be no assurance that we will be able to develop new products and services that will enable us to compete effectively.

        TMH launched 3G-based services in Hungary in 2005 before any of its competitors. TMH is currently upgrading the network infrastructure to better provide the new generation of services. However, new alternative technologies and standards, e.g., Wireless Fidelity ("WiFi"), WiMAX, or VoIP, may keep consumers from choosing 3G-based services. We are not able to predict at the moment which of these competing technologies will be the most widely accepted platform, however we think that High Speed Downlink Packet Access ("HSDPA") and High Speed Uplink Packet Access ("HSUPA") enabled 3G network is the most likely candidate.

        Our subsidiary, Pro-M, also faces risks resulting from technological changes, since the TETRA technology is evolving according to customer demands. To neutralize this risk, Pro-M needs to keep pace with new developments and apply these to its network, while considering capital expenditure requirements.

The future of our current operational model is subject to currently unforeseeable changes in the future business environment.

        The telecommunications industry is undergoing a major change globally with an effect on the Hungarian market as well. We have considered these market trends including changes in technology, customer requirements, competition and regulation, and accordingly, we have planned our operational restructuring to be in line with these market trends. Our new operational model effective from January 1, 2008 is based on customer segments and also provides a solid basis to capture long term growth. We have designed our new operational model according to our best current knowledge of market trends and our business needs; however, the future business environment might evolve into currently not foreseen directions that will require us to adjust the operational model to date.

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

Ongoing internal and government investigations into contracts and activities in Montenegro and Macedonia may result in fines, sanctions and changes to our business practices and compliance programs. In connection with the internal investigation, management and the Board of Directors identified a material weakness of our internal controls over financial reporting that existed as of December 31, 2007, and we may not be able to prevent future weaknesses.

        As previously disclosed, in connection with their audit of our consolidated financial statements for the year ended December 31, 2005, PwC, our independent auditor, identified two consulting contracts entered into by two of our subsidiaries for which it was unable to identify a proper business purpose. An independent internal investigation, is being carried out by the law firm of White & Case (the "independent investigators") under the supervision of our Audit Committee. In December 2006, the independent investigators issued an Initial Report of Investigation. The Initial Report concluded that there was reason to believe that four consulting contracts were entered into by us and our subsidiaries to serve improper objectives. The Initial Report also concluded that the destruction by certain employees of documents relevant to these four contracts impeded the internal investigation.

        The Initial Report further identified several contracts at our Macedonian subsidiary that could warrant further review. In February 2007, our Board of Directors determined that those contracts should be reviewed and expanded the scope of the internal investigation to cover these additional contracts and any related or similarly questionable contracts or payments.

        In May 2008, the independent investigators provided us with a "Status Report on the Macedonian Phase of the Independent Investigation." In the Status Report, White & Case stated, among other things, that "there is affirmative evidence of illegitimacy in the formation and/or performance" of six contracts for advisory, marketing, acquisition due-diligence and/or lobbying services in Macedonia, entered into between 2004 and 2006 between us and/or various of our affiliates on the one hand, and a Cyprus-based consulting company and/or its affiliates on the other hand, under which we and/or our affiliates paid a total of over EUR 6.7 million.

        United States and Hungarian authorities have commenced their own investigations concerning the transactions which are the subject of our internal investigation, to determine whether there have been violations of U.S. and Hungarian law. The Ministry of Interior of the Republic of Macedonia has also issued a request to one of our Macedonian subsidiaries, requesting information and documents concerning certain of our and our subsidiary's procurement and dividend payment activities in that country (together with U.S. and Hungarian investigations, the "Government investigations"). During 2007, the U.S.

authorities expanded the scope of their investigations to include an inquiry into our actions taken in connection with the internal investigation and our public disclosures regarding the internal investigation.

        We cannot predict when the internal investigation or the ongoing Government investigations will be concluded, what the final outcome of those investigations may be, or the impact, if any, they may have on our financial statements or results of operations. Government authorities could seek criminal or civil sanctions, including monetary penalties, against us or our affiliates, as well as additional changes to our business practices and compliance programs. For further discussion of the internal and Government investigations, see "Item 8—Legal Proceedings" and "Item 15—Controls and Procedures."

        The internal investigation revealed certain weaknesses in our internal controls and procedures. Our Board of Directors, including our CEO and CFO, has concluded that, as of December 31, 2007, the Company did not maintain, in all material respects, effective internal controls over financial reporting, thus we had a material weakness in internal controls over financial reporting: management failed to consistently maintain an effective control environment. We believe that certain failures to communicate by certain senior managers did not demonstrate the appropriate level of control consciousness and, therefore, did not demonstrate a positive tone at the top of the organization. For further discussion of the material weakness and the steps that we haven taken and are taking in light of the internal investigation, see "Item 15—Controls and Procedures."

        Notwithstanding the steps we have taken and continue to take to address these issues, we may not be successful in preventing future weaknesses. If we are unable to prevent future weaknesses, there is a risk that we may not be able to prevent or detect improper third-party contracts that could cause a material misstatement of our annual or interim consolidated financial statements. In addition any failure to implement new or improved internal controls, or resolve difficulties encountered with their implementation, could harm our operating results or cause us to fail to meet our reporting obligations and consequently subject us to regulatory fines. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our shares and ADSs.

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

        Due to the substantial state budget deficit, the Hungarian government passed a stabilization package in June 2006. The stabilization program provided for significant tax hikes for both corporations and individuals, including the introduction of an additional income tax on high-income individuals, increases in corporate taxes and Value-Added Tax ("VAT"), and a new tax on healthcare contributions and other benefits. The stabilization program also introduced material energy price increases. This stabilization program had the effect of increasing the Consumer Price Index ("CPI") and decreasing Gross Domestic

Product ("GDP") in 2007 from the levels that might otherwise be attained without it. In 2008, we expect lower CPI and higher GDP growth rate compared to 2007, however there is a risk of stable or even increasing level of CPI and stable or even decreasing GDP growth rate in Hungary in the following years. As an effect of any relative CPI increase and/or GDP decrease, disposable income may decrease accordingly in both the corporate and the residential segments. Any such decrease in disposable income could negatively affect spending on telecommunications, which could result in decreased revenues for Magyar Telekom. In addition, the measures introduced and to be introduced by the government negatively affect our employees' remuneration and may cause difficulties in the negotiations conducted with the trade unions. In order to meet our efficiency improvement targets, we will not be in the position to fully compensate the negative effects of the government measures suffered by our employees.

        We are closely monitoring the impact of the recent volatility in the global credit and equity markets and its effects on the financial position and performance of the Company. At this stage it is quite uncertain for how long this volatility will last and what its overall effects will be on our results of operations and financial conditions.

Fluctuations in the currency exchange rate could have an adverse effect on our results of operations.

        We are subject to currency translation risks, mainly relating to the results of our Macedonian and Montenegrin operations. Devaluation of the Macedonian denar or appreciation of the Hungarian forint may have a negative impact on Maktel's results when converted into HUF. The conversion of Crnogorski Telekom's results into HUF depends on the value of the HUF against the EUR. This is mainly a reporting risk, but through the dividend payments it has direct financial (cashflow) effects on us as well.

We are continuously involved in disputes and litigation with regulators, competitors and other parties. The ultimate outcome of such legal proceedings is generally uncertain. The results of those procedures may have a material adverse effect on our results of operations and financial condition.

        We are subject to numerous risks relating to legal and regulatory proceedings, in which we are currently a party, or which could develop in the future. Litigation and regulatory proceedings are inherently unpredictable. Legal or regulatory proceedings in which we are or could be involved (or settlements thereof), may have a material adverse effect on our results of operations or financial condition. For information concerning material litigation in which we currently are involved, see "Item 8. Financial Information—Legal Proceedings." For information concerning our regulatory environment, see "Item 4. Information on the Company—Regulation."

ITEM 4—INFORMATION ON THE COMPANY

ORGANIZATION

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

HISTORY AND DEVELOPMENT

        Prior to 1990, the Hungarian national postal, telephone and telegraph authority, Magyar Posta, provided all public telephone services in Hungary. On January 1, 1990, the Hungarian government split Magyar Posta into three distinct entities based on the nature of their operations: postal services, telecommunications and broadcasting. The Hungarian government made Magyar Távközlési Vállalat, the predecessor to Matáv, responsible for telecommunications operations. This entity was transformed on December 31, 1991 into a stock corporation, Magyar Távközlési Rt., or Matáv, then wholly owned by the predecessor of Állami Privatizációs és Vagyonkezelö Rt. ("State Privatization and Holding Company" or " ÁPV").

        MagyarCom GmbH ("MagyarCom"), a holding company in which Deutsche Telekom and Ameritech Corporation ("Ameritech") each held a 50 percent interest, was selected by the Minister in an international tender and subsequently purchased a 30.1 percent stake in Matáv for approximately U.S.$875 million on December 22, 1993. ÁPV contributed U.S.$400 million of the purchase price paid by MagyarCom to Matáv to provide it with capital to expand the telephone network.

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

        On December 22, 1995, MagyarCom acquired from ÁPV an additional 37.2 percent interest for approximately U.S.$852 million, raising its stake to 67.3 percent.

        In connection with the Company's initial public offering in November 1997, both MagyarCom and ÁPV collectively sold 272,861,367 shares or 26.31 percent of then outstanding shares. In June 1999, ÁPV sold its remaining 5.75 percent stake in Matáv in a secondary offering.

        On October 8, 1999, SBC Communications Inc. ("SBC") completed its acquisition of Ameritech and thus gained control over Ameritech's 50 percent interest in MagyarCom.

        On July 3, 2000, SBC sold its 50 percent ownership in MagyarCom to Deutsche Telekom, making Deutsche Telekom a 100 percent owner of MagyarCom.

        On December 20, 2005, Magyar Telekom's Extraordinary General Meeting approved the decision on the merger of Magyar Telekom Plc. and TMH. The court registration of the merger took place on February 28, 2006. From March 1, 2006, Magyar Telekom is the legal successor of TMH. TMH continues its operations within Magyar Telekom under an independent brand and as an independent line of business.

        In 2007, Magyar Telekom changed its management structure to comprise four business segments instead of two (formerly, the Fixed Line and Mobile segments). The Fixed Line segment comprised three segments (T-Com, T-Systems and Group Headquarters and Shared Services). The Mobile segment included the T-Mobile business segment. The results for our business segments in 2007 are presented on this basis and the segment results for 2006 and 2005 have been restated for comparative purposes.

        The T-Com segment is the primary fixed line telecommunications service provider in Hungary, Macedonia and Montenegro. To a lesser extent, T-Com is also present in Romania, Bulgaria and Ukraine, providing alternative telecommunications services in these countries.

        The T-Mobile segment provides digital services in various frequency bandwidths in Hungary, Macedonia and Montenegro and also includes the professional mobile services provided by Pro-M in Hungary.

        The T-Systems segment provides fixed line telecommunications services in Hungary to the largest 3,200 customers of Magyar Telekom Plc. Further, T-Systems also provides system integration and information technology-related services and products to business clients in Hungary.

        The Group Headquarters and Shared Services ("GHS") segment includes the activities of the Magyar Telekom headquarters, including Procurement, Treasury, Real Estate, Accounting, Tax, Legal, Internal Audit and similar shared services and other central functions of the Group's management. GHS is disclosed voluntarily as a segment regardless of its size and activities.

        On June 29, 2007, Magyar Telekom's Extraordinary General Meeting approved the merger of Magyar Telekom Plc., Emitel (a former fully owned subsidiary) and the access business area of T-Online Hungary Internet Service Provider Co. Ltd. ("T-Online"). The access business area includes Internet access products such as ADSL, dial-up, cable Internet, as well as Internet Protocol-based TV ("IPTV") and VoIP services.

        Following the expansion of the T-Systems segment's service portfolio, particularly through the acquisitions of KFKI Group and T-Systems Hungary Kft., the Company has reviewed the organizational structure of the segment. Since January 1, 2007, the T-Systems segment has consisted of three divisions—Infocom, IT Infrastructure and IT Applications. The latter two divisions encompassed the activities of six subsidiaries, divided according to their profiles and competencies. In order to increase the segment's transparency and improve sales efficiency, the number of subsidiaries was reduced via legal integration into the two respective divisions, thus forming two individual legal entities (KFKI System Integration Co. Ltd. and IQSYS IT and Consulting Co. Ltd). The legal procedures were completed by January 1, 2008.

        On September 25, 2007, our Board of Directors decided to re-shape the Company's management and organizational structure in order to enhance service quality and improve cost efficiency, as well as exploit new, innovative service and business opportunities. The decision reflects the significant structural changes that are underway in the telecommunications industry, driven by long-term industry trends. Ongoing technological developments and innovation, changes in customer demand, as well as the changing market dynamics and convergence experienced throughout the industry, have resulted in a shift of focus away from a technology-based customer orientation towards the demands of individual customer segments. As a consequence, Magyar Telekom's operational structure in telecommunications services has been re-aligned with this development, to allow the Company to continue to cope successfully with intensifying market competition.

        Accordingly, Magyar Telekom's executive management has devised a new management structure, based on a Group operational model structured around customer segments. The new structure, which supports the Group's strategic goals to focus increasingly on customer demand, was introduced on January 1, 2008, as approved by the Board of Directors. Both the organizational framework and scope of activity of individual business units, and the responsibility spheres of senior management were affected. The new structure is as follows:

  •
  The Consumer Services Business Unit ("CBU") comprises comprehensive marketing, sales and customer relations activities of both mobile and fixed consumer products and brands (T-Mobile, T-Com, T-Online, T-Kábel).

  •
  The Business Services Business Unit ("BBU") provides mobile and fixed telecommunications, infocommunications and system integration services (including marketing, sales and customer relations activities) under the T-Systems and T-Mobile brands to key business partners (large corporate customers) as well as small and medium businesses.

  •
  An Alternative Businesses and Corporate Development Business Unit ("ABCD") has been established comprising content, media and other non-access services; it is also responsible for new business development and the coordination of innovative activities. Accordingly, media and content service activities, which have been separated from T-Online Hungary from October 2007, are now incorporated into this business unit.

  •
  The mobile and fixed network management and development activities were transferred to the current IT Management area, which took responsibility for Technology and IT Management.

        Strategic and cross-divisional management functions, as well as the management of our international subsidiaries in Macedonia and Montenegro, are performed by GHS.

        For the details on our principal acquisitions during the last three years, see "Item 10—Material contracts".

DESCRIPTION OF BUSINESS AND ITS SEGMENTS

        We are the principal provider of fixed line telecommunications services in Hungary, with approximately 2.5 million fixed access lines as of December 31, 2007. We are also Hungary's largest mobile telecommunications services provider, with nearly 4.9 million mobile subscribers (including users of prepaid cards) as of December 31, 2007. We hold a 100 percent interest in Stonebridge Communications AD, which controls Maktel, the leading fixed line telecommunications services provider and, through its subsidiary T-Mobile Macedonia, the leading mobile telecommunications operator in Macedonia. We also hold a 76.53 percent ownership in Crnogorski Telekom, the principal fixed line telecommunications services provider and, through its subsidiary T-Mobile Crna Gora, the second largest mobile telecommunications operator in Montenegro.

        In 2007, our consolidated revenues were HUF 676,661 million and our consolidated net income was HUF 60,155 million.

        We are a full-service telecommunications provider operating in four business segments:

        T-Com and T-Systems.    Our T-Com and T-Systems segments are both engaged in providing fixed line telecommunications services, including local, long distance and international telephone as well as other telecommunications services, including leased line, data transmission, cable television and Internet services. We also provide corporate network services, SI and IT services, sell telecommunications equipment and offer network construction and maintenance services. Our T-Com segment provides these services for residential and small business customers. The T-Systems segment provides fixed line telecommunications services in Hungary to the largest 3,200 customers of Magyar Telekom Plc. Since most of our services are provided by both the T-Com and T-Systems segments, we present the description of services below combined for these two segments.

        The T-Com segment also includes three Macedonian companies. Stonebridge is a holding company through which Magyar Telekom controls Maktel. Telemacedonia is a management company through which

Magyar Telekom provides management and consulting services to Maktel, T-Mobile Macedonia and Stonebridge. Maktel is Macedonia's leading fixed line telecommunications company. In addition, the T-Com segment also includes our Montenegrin subsidiary, Crnogorski Telekom. Crnogorski Telekom is the principal fixed line telecommunications service provider in Montenegro based on number of subscribers.

        T-Com is also present in Romania, Bulgaria and Ukraine, providing alternative telecommunications services in these countries.

        T-Mobile.    Our mobile telecommunications business, TMH, is the leading provider of mobile telecommunications services in Hungary. TMH is one of three digital mobile services providers in Hungary. Since December 7, 2004, TMH also has rights to operate 3G, or Universal Mobile Telecommunications System ("UMTS"), mobile telecommunications services. Mobile telecommunications services have contributed significantly to our revenues.

        The mobile telecommunications services segment also includes T-Mobile Macedonia, a leading mobile telecommunications services provider in Macedonia. T-Mobile Macedonia is a fully owned subsidiary of Maktel. The segment also includes T-Mobile Crna Gora, the second largest mobile telecommunications services provider in Montenegro, a fully owned subsidiary of Crnogorski Telekom. In addition, the T-Mobile segment also includes the professional mobile services provided by Pro-M in Hungary.

        Group Headquarters and Shared Services.    The GHS segment performs strategic and cross-divisional management functions for Magyar Telekom Group, as well as real estate, marketing, security, procurement, human resources and accounting services, mainly internally within the Group. The external revenues of the GHS segment represent only 0.4 percent of the group revenues; therefore we do not describe this segment separately in the following sections below.

STRATEGY

        Since becoming a listed company in 1997, we have maintained our leading positions in the domestic fixed line, mobile, Internet and data businesses. We have successfully expanded into international operations through selective acquisitions, and continuously produced solid results.

        The telecommunications industry is undergoing a major change globally. We have observed several long-term trends which are changing the structure of the Hungarian telecommunications market. Key drivers of the long-term trends include changes in technology (i.e., IP-based broadband products and solutions, emerging wireless broadband technologies), customer requirements (i.e., increase in mobile usability of content services and terminal devices, quadruple-play solutions, growing need for customized content), competition and regulation (i.e., low entry barriers, new business models).

        These worldwide trends are driving towards the concept of an integrated Telecommunications, Information, Media and Entertainment market, where market segments are overlapping and market barriers are dissolving.

        There is a significant trend evolving also in connection with customer requirements. Customers tend to seek complex services rather than distinct products. Users are more interested in content delivered at the right time and in the right place, with access as a tool to fulfill this need. Largely individualized content, interoperability of devices, services and formats are driving industry players to exclusively possess customer contacts. Direct customer relationships are becoming key assets in competition for customers.

        To adapt to these changes in the market, we have moved from a traditional usage-based revenue structure to an access-based revenue structure, which allows us to substitute declining usage revenues with content, entertainment and bundled access revenues. In addition, we are seeking new revenue sources by entering into non-traditional converged telecommunications markets. The recent changes in customer needs are driving us to further change our approach from access-based sales to a customer-need based complete service focus.

        Accordingly, we have redefined the focus areas of our corporate strategies to better exploit our position as an integrated telecommunications operator with a full range of services, as well as to ensure our long-term competitiveness. Our strategies are designed to enable us to exploit and develop our extended customer base, significantly improve efficiency and capture growth opportunities.

        In order to continue our transformation to become a cost-efficient integrated service company in an extended market of telecommunications and converged industries, we have set our strategic priorities as follows:

1.     Revitalize core business—short/mid-term focus

Operational efficiency

        We intend to exploit potential improvements in efficiencies in current operations and processes to improve our competitiveness. We plan to improve our internal efficiency by prolonging our internal cost reduction program, which has been underway for several years. Analysis of best practices along key processes has resulted in the identification of further improvement opportunities which we plan to exploit by aligning business processes to international best practices and gaining recurring cost advantages.

        We also plan to maximize revenue and cost potential in integrated operations and leverage economies of scale and synergies in a converging market. A set of specific operational efficiency targets has been set in place to leverage the synergies supported by the new organizational structure. We are committed to further simplification and improvement of processes and connected systems, accelerating decision making and therefore speeding up time-to-market. In addition to organizational measures and process improvement, we seek cost savings by leveraging our group-wide synergies in procurement.

Service excellence

        We intend to provide best-in-class customer care, service delivery and provisioning to our customers in order to maintain our leadership on the market. We also plan to utilize cross/upsell opportunities through clear, dedicated customer segment focus.

        Consumer Services Business Unit.    The segment strategy is based on three pillars: attract new customers with mobile, TV and broadband services; retain existing customers more efficiently based on enhanced customer management capabilities; up-sell and cross-sell CBU services to the existing customer base. CBU provides broadband access for entertainment, information and communities at home and on the move. We are committed to accelerating broadband growth by expanding our mobile broadband user basis with flat and bundled mobile broadband offerings and by further pushing fixed broadband services. We also plan to extend our triple play ("3Play") products and launch integrated/bundled fixed-mobile propositions. We plan to restructure our brands by introducing and repositioning the T-Home brand for consumer services at home and further strengthen the T-Mobile brand. We intend to provide personalized offerings and differentiated services to our customers based on our state of the art Customer Relationships Management ("CRM") system. Also, we aim to radically improve service delivery/provisioning capabilities increasing customer satisfaction as it is a vital component in strengthening our competitiveness.

        Business Services Business Unit.    Our main strategic goal is to maintain steady revenue-based market share in corporate segment, increase market share in the Small and Medium size Enterprise ("SME") segment, enhance quality and customer satisfaction, and to build clear brand structure and maximize brand value. In order to achieve this, we aim to handle SI/IT as a core business and offer integrated IT, fixed-mobile convergent business solutions for corporate customers. We also plan to strengthen our focus on the SME segment by introducing a one-stop-shop sales system with a single sales representative model offering all products. This will be complemented by the gradual introduction of convergent SME products. In the near future we would like to leverage the synergies of the integrated operations and further expand in the next years.

2.     Capture sustainable growth—long-term focus

        Traditional telecommunications markets of our core operations imply limited top line growth potential, whereas surrounding convergent market areas—such as mass media, transactional services, commerce and info-communications services—imply attractive growth in the longer term. Leveraging our relationship advantage, extended distribution network and strong brand awareness, we are in a strong position to enter these new markets and increase our market share in the extended marketplace.

Service expansion

        As a service company operating in a competitive market, one of our major strategic goals has been to maximize customer focus in all areas of operation. We intend to focus on innovation, new business and diversification. We also plan to support business of providing access through attractive content and applications. We intend to expand into financially attractive business segments that also fit well with our existing businesses. To capture sustainable growth in the long-term, we have to expand beyond our core business through 'natural fit' diversification. The ABCD unit has been established to focus on these goals.

        The main strategic goal of this business unit is to nurture growing, currently non-core businesses so that the CBU and BBU can focus on our core business. The ABCD unit will manage our alternative service portfolio and focus on developing new, alternative businesses. Content and innovative broadband-based services play a crucial role in further enhancing broadband market development. We aim to further advance and extend our presence in this market segment by leveraging our strong positions at web and community portals (further extension of iWiW Kft., the leading Hungarian online social network with currently 2.5 million registered users; [origo], the leading Hungarian news portal; Dataplex, a major provider of info-communications infrastructure hosting; M-Factory, a content developing company).

        The other strategic goal of the ABCD business unit is to obtain new competencies and better investment practices and to grow faster with increased and dedicated management focus on group-wide innovation and new business areas. We are considering entering the following new market segments: Media & Advertising; Content Development and Management; Financial and Transactional Services; e-Health; e-Commerce; Public Markets. This unit will be the main driver for innovation in the Group by providing well-structured and best-in-class innovation management, process and systems for emerging new ideas.

International acquisitions

        Leveraging our hands-on experience and good track record in the region, we are committed to further strengthen and leverage our presence in the South-East European region. Accordingly, we are continuously seeking further value-creating acquisition and investment targets with even larger scale.

OVERVIEW OF MAGYAR TELEKOM'S REVENUES AND PRINCIPAL ACTIVITIES

        For the years ended December 31, 2005, 2006 and 2007, our total revenues by business segments were as follows:

	Year ended December 31,			Year ended December 31,
	2005	2006	2007	2007/2006
	(in HUF millions)
Revenues
T-Com revenues from external customers	275,016	272,822	273,275	0.2
T-Com revenues from other segments	30,340	42,421	34,426	(18.8)

Total revenues of T-Com	305,356	315,243	307,701	(2.4)
T-Mobile revenues from external customers	285,848	327,330	325,724	(0.5)
T-Mobile revenues from other segments	23,035	22,236	21,146	(4.9)

Total revenues of T-Mobile	308,883	349,566	346,870	(0.8)
T-Systems revenues from external customers	50,803	63,423	75,034	18.3
T-Systems revenues from other segments	6,198	1,946	3,898	100.3

Total revenues of T-Systems	57,001	65,369	78,932	20.7
GHS revenues from external customers	3,387	7,621	2,628	(65.5)
GHS revenues from other segments	18,628	18,776	21,109	12.4

Total revenues of GHS	22,015	26,397	23,737	(10.1)
Less: inter-segment revenues	(78,201)	(85,379)	(80,579)	(5.6)

Total revenue of the Group	615,054	671,196	676,661	0.8

        Most of our revenues in 2005, 2006 and 2007 were derived from services provided within Hungary, except for the international fixed line and international mobile revenues, which were mainly derived from services provided in Macedonia and Montenegro.

        Our business is not materially affected by seasonal variations.

T-COM AND T-SYSTEMS

        In 2007, our T-Com segment generated revenues of HUF 307,701 million and our T-Systems segment generated revenues of HUF 78,932 million before inter-segment eliminations. The operations of T-Com and T-Systems consist of domestic and international services, Internet services, data transmission, SI/IT services, cable television, telecommunications equipment sales, as well as construction, maintenance and other services.

        The T-Com segment also includes the activities of Magyar Telekom in Macedonia, Montenegro and other countries in South-Eastern Europe. Magyar Telekom provides international network and carrier services in South-Eastern Europe through Points of Presence ("PoPs"). Magyar Telekom entered the Romanian market in July 2004, the Bulgarian market in September 2004, and the Ukrainian market in August 2005 to offer various wholesale services. Capitalizing on our experience in these markets, we have entered into the retail market segment in Romania with a full service portfolio and intend to do so in Bulgaria and Ukraine as soon as the regulatory environment becomes favorable.

T-Com and T-Systems operations in Hungary

Domestic Services

        Revenues from domestic fixed line telephone services consist of:

  •
  subscriptions;

  •
  outgoing domestic traffic revenues;

  •
  incoming domestic traffic revenues; and

  •
  value added and other services.

        Products and Services

        Local and Long Distance Telephone Services.    We provide local, domestic and international long distance telephone services to our fixed line subscribers and to fixed line subscribers in other Local Telecommunications Operator ("LTO") areas.

        Public Switched Telephone Network ("PSTN").    Due to fierce competition and mobile substitution, the number of our PSTN lines decreased from 2,158,547 as of December 31, 2006 to 2,020,956 as of December 31, 2007.

        Integrated Services Digital Network ("ISDN"). ISDN allows a single access line to be used simultaneously for a number of purposes, including voice, data, facsimile and video transmission. We offer both basic ISDN access lines with two channels and multiplex ISDN access lines with 30 channels. As of December 31, 2007, we had installed 166,058 ISDN access lines with two channels and 4,621 ISDN access lines with 30 channels, for a total of 470,746 ISDN channels. We intend to extend the life cycle of the ISDN product in the business segment by offering various discounts to our customers.

        Digifon Services.    Our network is 100 percent digitalized, which enables us to provide value added services in our entire service area. We provide a number of value added services, such as call forwarding, call waiting, call conference and caller number identity to a significant number of our fixed line subscribers. These services help increase fixed line usage as they make busy signals and unanswered calls less common. We also offer bundled price plans of digifon services, as well as bundled services in our ADSL package. The most popular of these price plans is the Összhang, which contains five services at a discount price. The Összhang price plan had approximately 230,000 customers by the end of 2007.

        Shared Cost/Toll Free Numbers.    The reverse charged numbers ("blue" and "green") are primarily used by business customers leveraging the service benefits in the course of their business operations. The customer base and the usage volume of this service are stable. In line with international regulations, we ensure the international availability of reverse charged numbers both from fixed line and mobile networks.

        Voice-mail.    We offer a voice-mail service including call return and call capture. We also offer voice-mail Short Message Service ("SMS"), which provides an SMS alert to the mobile handset of the customer each time he or she receives a voice-mail message. These services allow better usage of the network, provide convenience to our customers and decrease the ratio of uncompleted calls.

        Fixed SMS.    From a fixed line terminal, short text messages can be sent with an SMS-capable telephone and SMS termination is available for every subscriber. If the addressee does not have an SMS-capable telephone, the text message is converted and sent as a voice message. The increasing number of SMS-capable telephone sets also helped to retain our customer base.

        Private Branch Exchange ("PBX") Services. We offer PBX services. The vast majority of the leased equipment is digital and meets the demands of developing technologies such as IP, ISDN and digitally enhanced cordless telecommunications.

        Directory Assistance.    We offer directory inquiry services. The domestic directory assistance database includes all fixed line and postpaid mobile subscribers' data in Hungary. We offer a call completion option to subscribers, whereby calls may be connected automatically. We also offer the increasingly popular Directory Assistance-Plus ("DA-Plus") service. DA-Plus offers a wide range of information including Yellow Pages, residential classified advertisements, encyclopedia- and dictionary-based information, recipes, poems, as well as telephone numbers, postal, e-mail and website addresses without any quantity restrictions. The requested information may be provided verbally, by SMS, by e-mail or by fax. The fees for the service are based on per minute usage. We also offer a call completion option to the subscribers of DA-Plus.

        Subscribers    The following table sets forth information regarding total fixed access lines of Magyar Telekom Plc. (including Emitel):

	At December 31,
	2005	2006	2007
Number of fixed lines
Residential lines	1,981,876	1,902,011	1,779,039
Business lines	248,955	236,019	222,451
Public payphones	22,112	20,517	19,466

Total	2,252,943	2,158,547	2,020,956
ISDN channels	500,696	485,290	470,746

Total	2,753,639	2,643,837	2,491,702

        Our domestic fixed line subscribers can be classified into two categories: residential customers and business customers, which include our customers in the public sector. As of December 31, 2007, 74 percent of our access lines were utilized by our residential customers and 25 percent by our business customers. The remaining one percent of access lines was used for public payphones.

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

        Fees and Charges    We charge fixed line subscribers a one-time connection fee, monthly subscription charges and call charges based on usage. A call charge contains two elements: a call set-up charge and a traffic charge measured in seconds based on the call's duration. In accordance with the Act LXXXVII of 1990 on Pricing (the "Pricing Act"), as modified by the Electronic Communications Act, the Minister, together with the Minister of Finance, is responsible for establishing the maximum rates for universal services. We may, however, offer services at prices lower than those established by the Minister.

        Our one-time connection fee and monthly subscription charges are different for residential and business customers. We do not, however, charge our business and residential customers different traffic charges if they use the same price plan.

        In 2005, we introduced flat rate price plans (Favorit "family") that offer free unlimited calls to customers during a certain period of the day for an additional monthly fee. In 2006 and 2007, we introduced various price plans with a monthly fee that can be fully offset by call charges. By the end of 2007, our flat rate offers attracted the highest customer base.

        In 2007, we increased the number of price plans to allow customers in different market segments to choose plans that best suit their calling patterns. These price plans also serve as a tool to maintain our customer base in the fully liberalized market as those customers who select us as the operator for every traffic direction (local, long distance, fixed to mobile and international) receive the highest discounts.

        We target business customers with our flat rate price plans, which are transparent and easy to budget. These are designed to retain fixed line traffic, to stop the increasing erosion of our fixed line business, and to provide an opportunity for the reacquisition of traffic that we have lost due to pre-selection. Customers of flat rate price plans can use our network for local, domestic, and long distance calls for a fixed monthly fee. We also offer flat rate price plans with options for mobile, international or LTO calls.

        Business price plans    In 2007, we extended the existing business flat rate portfolio as well as optional supplementary price plans for domestic, mobile and international flat rate calls. These plans proved to be successful tools for traffic retention in the business segment.

        Public Telephones    As of December 31, 2007, Magyar Telekom operated 19,466 public payphones. The call charges for calls from public payphones are at a premium to those charged to fixed line subscribers. The Act on Electronic Communications requires us to provide one public telephone stations per 1,000 inhabitants.

International Telephone Services

        International telephone services consist of outgoing and incoming international calls, including voice and switched transit traffic through Hungary. Until December 31, 2007, Magyar Telekom had individual arrangements with international telecommunications operators. Since January 1, 2008, Magyar Telekom sends and receives all its international voice and switched transit traffic to and from Deutsche Telekom. The agreement with Deutsche Telekom guarantees international telephone services revenues and profits for Magyar Telekom and allows cost reductions due to this synergy with the parent company.

        Products and Services    We provide international calling access to our fixed line subscribers and to subscribers of other local telephone operators and mobile service providers. Our Hungary Direct and Country Direct services permit customers to charge calls made from 50 foreign countries to their home phone numbers in Hungary.

        Our international toll free service was launched in 1998. This service enables the caller to make international calls free of charge to and from 39 countries, while the subscriber of the toll free number is billed for these calls. Universal international toll free service was launched in 2003. This service enables the subscriber to be called free of charge from 25 foreign countries with the same telephone number.

        Our international prepaid calling card, "Barangoló", allows customers to make phone calls, including IP-based calls, in 50 countries. This service enables customers to make international calls from touch-tone payphones in Hungary and abroad.

        Fees and Charges    The call charge for an international call consists of two elements: a call set-up charge and a traffic charge measured in seconds based on the call's duration. Although the published prices of our international rates did not change in 2007, the average per minute rates decreased as a result of discounts given in various optional price plans.

        Settlement Arrangements.    Under bilateral settlement arrangements, we pay other carriers for the use of their networks for outgoing international calls and receive payments from other carriers for the use of our network for incoming international calls. In Europe, such settlement arrangements fall under the general auspices of the International Telecommunications Union. Settlement payments are generally denominated in Special Drawing Rights ("SDR"), based on a currency basket in which U.S. dollars have the greatest weight. Due to the large exchange rate fluctuations of the SDR caused by the recent volatility of the U.S. dollars, we started to shift our accounting rate agreements to euro-based arrangements. Most new international carrier partners prefer to use the euro as a settlement currency.

        International Telecommunications Hub    We believe that Hungary is geographically well positioned to serve as a telecommunications gateway between Eastern and Western Europe. We have fiber optic cable connections serving 25 border crossings. These fiber optic cable connections use synchronous digital hierarchy transmission facilities and we have launched our own Dense Wavelength-Division Multiplexing ("DWDM") backbone network. To increase the utilization of our transmission network, we offer attractive price schedules for dedicated transit services through Hungary. We are Deutsche Telekom's partner in Delivery of Advanced Network Technology to Europe ("DANTE"), which provides transmission paths interconnecting Bucharest (2x622 Mbit/s) and Sofia (2x155 Mbit/s) to the European research and educational network, GEANT through their Budapest node.

        We have X.25 links, which are used for packet switched data transmission with 83 international networks.

        To seize the opportunities presented by the liberalization of the telecommunications market in Romania, we established interconnection arrangements with major Romanian network service providers to offer transit services to Western Europe. We provide Internet transit service to several Romanian and Bulgarian Internet Service Providers ("ISPs") on our three IP PoPs in Romania and high-capacity international Internet transit service on our IP PoPs in Hungary to ISPs of Macedonia.

Internet Services

        We offer Internet services based on dial-up and ADSL technology as well as access through cable television, Wireless Local Area Network ("WLAN") and leased lines to provide residential and business customers with narrowband or broadband Internet services at affordable prices.

        We increased our subscriber base in Hungary to 505,725 by December 31, 2007 from 427,000 a year earlier, including dial up and broadband customers. Our broadband (ADSL, cable television, WLAN and leased line) customers reached 489,368 as of December 31, 2007 compared to 395,599 a year earlier. We are the largest Internet service provider in Hungary with an estimated 62.2 percent market share based on the number of DSL broadband subscribers and 17.1 percent market share based on the number of cable net subscribers.

        In 2007, the number of Internet users increased significantly. By the end of 2007, approximately 27 percent of Hungarian households were connected to the Internet compared to 23 percent at the end of 2006. We are committed to accelerating Internet penetration growth and have invested a significant amount of resources to develop attractive and innovative content, such as T-Home TV.

        In 2006, we introduced an IPTV service. IPTV allows broadcasts to be seen on a television set with a set-top-box over ADSL connection. The new product line offers various interactive contents, such as time-shift function, electronic program guide ("EPG") on screen, recording onto the hard disc built in the set-top-box, web EPG service, video on demand service and picture-in-picture. T-Home TV is available now in more than 140 settlements in Hungary. The total customer base of IPTV reached 9,224 as of December 31, 2007.

        Klip offers VoIP services via broadband access. Users of Klip can initiate and receive calls for free via the Internet, to both fixed line and mobile networks. Klip users can also be called from T-Com's fixed network. The product was launched at the end of 2005 and had more than 48,000 registered users at the end of 2007.

        Magyar Telekom ADSL.    ADSL is a continuous, high-speed Internet access service based on the Asymmetric DSL technology. The service offers cost-efficient broadband Internet access over existing copper wires. We provide these services on a wholesale basis to ISPs, which in turn resell the services to residential and small business customers. At the end of 2007, we had contractual relationships with 25 ISPs. In 2007, this service saw a significant growth with the number of ADSL connections reaching 613,051 by December 31, 2007 from 512,810 at December 31, 2006.

        To better satisfy customer demand, we increased the maximum download speed of our ADSL accesses at no extra charge in March 2007. As a result, the maximum download bit-rate was doubled, tripled or quadrupled at the same prices, terms and conditions. The higher bandwidth created a competitive advantage to our product and encouraged customers to download enriched broadband content.

        Naked ADSL.    On March 30, 2007, we introduced wholesale Naked ADSL, a continuous, high-speed ADSL access service over existing copper wires without a telephony service. We sell these services mainly on a wholesale basis to ISPs, which resell the services to residential and small business customers. Naked ADSL access is a basis for 2Play retail services as well.

        ADSL roll-out.    In 2007, we invested a significant amount in the roll-out of broadband Internet. As a result of these investments, the number of ADSL capable settlements reached nearly 1,200 by December 31, 2007.

        T-Com ADSL ("T-DSL").    We offer voice and Internet bundles (T-DSL) for both residential and business customers. Residential T-DSL price plans contain telephone line with flat voice and a flat Internet access. Our objective is to expand the broadband Internet market aggressively.

        T-Com HotSpot.    T-Com HotSpot is a wireless broadband Internet solution, based on the WiFi technology for public sites (i.e., hotels, conference centers and restaurants). The HotSpot payment methods include T-Com HotSpot prepaid card and subscription packages (HotSpot 180). Customers with a valid T-Mobile HotSpot access identification may also use the T-Com HotSpot service. The HotSpot service is also available online by bank card payment. At the end of 2007, there were 308 public HotSpot sites in operation (107 hotels, 1 T-Ponts and 200 others).

        T-Com Open Internet.    T-Com Open Internet is our dial-up Internet service. To use the service, customers do not need to sign a contract or register and no monthly fees need to be paid. The minute fee of the usage is paid on the telephone bill. This dial-up service also provides a potential base for broadband migration. At the end of 2007, there were about 25,000 customers using Open Internet.

        PC-Net.    In 2007, we introduced a new product, PC and Internet in one package. At the end of 2007, we had approximately 1,400 PC-Net subscribers.

        2Play (based on naked ADSL).    In April 2007, we introduced the 2Play service. This package offers VOIP and naked ADSL services together and had 9,619 subscribers at December 31, 2007.

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

        Flex-Com.    We offer Flex-Com, domestic and international digital leased lines with managed back-up systems that are dedicated to data transmission. The number of Flex-Com connections decreased from 9,165 as of December 31, 2006 to 7,710 lines as of December 31, 2007.

        High Speed Leased Line ("HSLL").    The HSLL service provides permanent, digital, transparent, point-to-point leased line service between service access points ("SAPs"). The connections are established by a service provider according to the needs of its customers. Transmission rates provided by the HSLL service are 2, 34, 45, 140 and 155 Mbit/s. The number of HSLL connections decreased from 2,493 at December 31, 2006 to 1,246 by December 31, 2007. The major portion of churn from both Flex-Com and HSLL migrates to our most recent data communication services (e.g., IP Complex, MultiFlex).

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

        Our revenues from data transmission have slightly grown as a result of both the development of the Hungarian economy and our increasingly sophisticated services. We expect the market for these services to grow with the proliferation of personal computers and increasing consumer demand. We believe that the ability to offer new data products and services will be critical to competing effectively in the future, particularly with respect to business customers.

        Magyar Telekom DataLink.    In 2004, we launched a new data transmission product that offers technology-independent data transmission between business customers' locations. The customer only needs to define three main parameters, bandwidth, Service Level Agreement ("SLA") and interface. This service provides data connection below 2 Mbit/s, with X.21 or Ethernet interfaces. With the introduction of this service, we can better utilize our spare data transmission capacity.

        Symmetrical Internet.    Symmetrical Internet is a wholesale service for ISPs, providing transport and access facilities to IP traffic. The product includes domestic and international peering and leased line access, by which the domestic end-point of the ISP is connected to our IP network. Symmetrical Internet was introduced in 2003, to maintain our competitive position on the Internet leased line market. After the introduction of this product, the majority of our wholesale customers migrated from IP Connect to Symmetrical Internet. IP Connect has similar facilities than Symmetrical Internet, but does not include leased line access.

        IP Complex Plus.    IP Complex Plus is an IP-based Virtual Private Network ("IP-VPN") service. IP Complex Plus service is offered to retail and wholesale customers having multiple remote sites. This service enables them to establish secure data traffic between sites without the need of setting up "point-to-point" connections between two sites. The development of supplementary services, such as ISDN back-up, integrated voice/data, ADSL/Single-Pair High-Speed Digital Subscriber Line ("SHDSL") access and dial-up access to IP-VPNs make this product more attractive to a growing number of business customers. In addition to the current function of integrated voice/data service, we provide number portability for our IP Complex Plus customers. Using this new service, customers can use their existing phone numbers within their private network as well. In 2007, we extended our portfolio with new access technologies, which enable our customers to connect to the IP network with a speed up to 1 Gbit/s.

        International data products.    We provide signaling links for mobile operators to facilitate international roaming. We also sell international leased lines, including international managed leased lines, international ISDN, X.400 and X.25 services. The sales of international leased lines are steadily growing, partly due to the introduction of one-stop-shopping agreements, whereby customers can order from and pay for the service at one end-point of the connection, which eliminate the need to deal with multiple service providers. International Internet connectivity has been enhanced to provide services for Internet service providers. By the end of 2007, the capacity of international Internet connections reached 17.5 Gbit/s.

        MultiFlex.    In 2007, Magyar Telekom launched a new MultiFlex service. It is an Ethernet-level virtual private network service on the Magyar Telekom Ethernet-aggregation and Multi Protocol Label Switching ("MPLS")-backbone network, where access may be provided through multiplicating copper pairs, optical fiber, or, based on unique demand, micro. Magyar Telekom provides proactive fault repair and Service Level Agreement report, and our partners can access the report via our VIP portal website.

System Integration and Information Technology

        Following the expansion of the T-Systems segment's service portfolio, particularly through the acquisitions of KFKI Group and T-Systems Hungary Kft, the Company has reviewed the organizational structure of the segment. Since January 1, 2007, the T-Systems segment has consisted of three divisions—Infocom, IT Infrastructure and IT Applications. The latter two encompassed the activities of the six subsidiaries, divided according to their profiles and competencies. In order to increase the segment's transparency and improve sales efficiency, the number of subsidiaries was reduced via legal integration into the two respective divisions, thus forming two individual legal entities (KFKI System Integration Co. Ltd. and IQSYS IT and Consulting Co. Ltd). The legal merger procedures were completed by January 1, 2008. This move will enable the Company to focus more efficiently on strengthening our market leadership in the Information and Communications Technology ("ICT") service market as well as repositioning our corporate market approach as a true IT and telecommunications service provider. Operational efficiency will also be improved through the elimination of overlapping activities.

        We achieved significant increases in the sales of complex ICT solutions, outsourcing and managed services. In cooperation with business partners, we also sell the products and services of our subsidiaries and external market partners (e.g., Cisco) to our customers.

        In 2007, we had several Strategic ICT outsourcing projects, which helped us stabilize our position in the ICT outsourcing market. In 2007, within the framework of the Allianz strategic ICT outsourcing program, we launched the regional Outsourcing Service Portal for seven participating countries. The current values of the service parameters, the content of fault tickets, and the level of processing faults can be monitored on the web platform of the portal, which allows us to carry out electronic customer satisfaction surveys. With this solution we established regional level outsourcing competence, which we can also utilize with other customers.

        Based on our outsourcing project experiences gained among strategic accounts, we started providing Managed Services ("Custom MenX") for medium size enterprises, and concluded long term contracts in this segment. We also extended the range of Managed Services. In addition to Managed Voice, Managed

LAN and Managed Security in 2006, we also added Managed Desktop and Managed Print to the portfolio in 2007.

        Managed Desktop.    Full scope desktop management service, which includes work stations and connected equipment, local printers and other peripherals, as well as their comprehensive management and related consulting services.

        Managed Print.    Managed Print Service uses and manages multifunctional printers to ensure printing, faxing, scanning and copying tasks. The service includes the planning of the entire printer park as per customer demand, its execution, operation, and the accessories and materials necessary for the operation, their replacement and continuous remote monitoring.

        In addition, we experienced high customer demand in the sales of IP telephony, complex solutions, flat rate price plans and bandwidth expansion. The project sales of security systems and the sales of IT solutions also showed a significant increase. The most important project in this field related to the Electronic Government Backbone Network ("EKG").

Multimedia

        Our cable television ("CATV") group consists of two entities providing various cable television services in Hungary. The larger entity is T-Kábel Hungary, which began providing cable television services on January 1, 1999.

        Through network development and acquisitions, our CATV group significantly increased its number of cable television customers during the past years. We are the second largest cable television provider in Hungary. The growth of subscribers has slowed down in the past two years, because of the growing competition and the saturation of the market. The CATV group had approximately 419,000 CATV subscribers as of December 31, 2007 compared to approximately 414,000 a year earlier.

        T-Kábel Hungary offers 45 analog television channels in three program packages and 18 radio stations in most of its networks. Premium digital television services are available in the product portfolio since December 2005. As of December 31, 2007, our customers subscribed to over 42,000 digital mini program packages compared to approximately 13,000 subscriptions a year earlier. In 2007, we offered 45 digital channels in 14 mini program packages. In 2007, T-Kábel Hungary rolled out the digital simulcast of television channels in South-East Hungary.

        Our CATV firms—in cooperation with ISPs—offer broadband Internet services. In 2007, the number of broadband Internet subscribers through our cable television networks increased to approximately 99,000 on December 31, 2007 compared to 63,000 a year earlier. During 2007, the number of VoIP service (Kábeltel) customers increased to approximately 38,000 compared to 28,000 a year earlier.

        T-Kábel Hungary's cable television activities benefit from the long-term relationship with the customers, our thorough market knowledge as well as our strong brand name. Our main goals in this area are to increase market share through acquisitions, to connect new customers in the existing service areas, to keep our existing subscribers through active churn management and to enlarge the coverage of triple-play offering capabilities. T-Kábel Hungary is the first High Definition TV ("HDTV") service provider in the cable industry in Hungary.

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

        The telecommunications equipment sector is highly competitive and characterized by rapid technological innovation. We believe that the supply and service of telecommunications equipment are integral elements of a full service telecommunications provider and are necessary for the expansion of our customer base. In addition, these activities allow us to ensure that technologically advanced equipment required for new services is available in Hungary.

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

        IKO-Telekom Média Holding Zrt. ("ITMH") is a joint venture holding company of Magyar Telekom and IKO Production Kft., with each owning 50 percent of ITMH. ITMH has 100 percent ownership of IKO New Media Kft. and IKO Content & Rights Kft. companies and a 31 percent stake in Magyar RTL Televízió Zrt. ("M-RTL"), the leading Hungarian commercial TV station, and a member of the RTL Group.

        M-RTL is entitled to provide commercial television programs, but not to engage in broadcast diffusion or distribution activities. M-RTL has a concession for a period of ten years with an option for a five-year extension. The Program Provision Agreement was signed on July 9, 1997, which was the starting date of the license. On July 20, 2005, M-RTL extended the license for an additional five years which is effective from July 10, 2007. M-RTL operates a channel under the brand name, "RTL KLUB".

        Since its launch in 1997, RTL KLUB has rapidly established a strong position in Hungary's television market, being the market leader for the last six years. Market share among the targeted age 18-49 audience remained stable, at 28 percent in 2007 compared to 29 percent in 2006 for the whole day and 35 percent in 2007 compared to 34 percent in 2006 for prime-time (between 7 and 11 p.m.). RTL KLUB has successfully converted its high viewership ratings into television advertising market share.

        RTL KLUB seeks to maintain and increase audience share through investing in local productions, as well as successful internationally licensed programs and through its continued long-term relationships with major film distributors, including Warner Brothers, Fox and Buena Vista. RTL KLUB is also strategically focused on sporting events, such as Formula One races, the Paris-Dakar rally and boxing.

        According to the co-operation agreement signed in April 2008, the properties of ITMH will be split between the owners by way of a demerger. As a result, Magyar Telekom will have 100 percent ownership of IKO New Media Kft. and IKO Content & Rights Kft., and will be entitled to a HUF 2 billion compensation, while ITMH, including its 31 percent stake in M-RTL, will remain with IKO Production.

        Since its establishment in 2003, IKO New Media Kft. has become one of the leading companies in the Hungarian interactive service market, and is the service provider of telecommunications applications for M-RTL. Through its own license, the company produces TV shows and is one of the largest aggregators of premium rate telecommunications services in Hungary with its own independent entertainment content selling division. IKO Content & Rights Kft. is an aggregator in the content outsourcing market.

        The co-operation agreement enables Magyar Telekom to further increase its business focus on content-related and interactive service opportunities. At the same time, by strengthening its position in the content service market, Magyar Telekom will become the leading interactive service provider in Hungary.

        The transaction is still pending, subject to the approval of the M-RTL shareholders and the Competition Authority. The Court of Registry is expected to register the legal separation in the fourth quarter of 2008.

T-Com operations in Macedonia

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

        On April 17, 2008, Maktel announced that it will change its name to Makedonski Telekom AD and introduce the T-Home brand. The rebranding has been completed in May 2008.

        The following table sets forth information regarding the total fixed access lines of Maktel:

	At December 31,
	2005	2006	2007
Number of fixed lines
Residential lines	467,559	430,082	404,925
Business lines	48,252	42,780	40,954
Public payphones	2,063	2,087	2,015

Total	517,874	474,949	447,894
ISDN channels	41,262	42,200	44,482

Total	559,136	517,149	492,376

        Maktel has a 93 percent market share in the Macedonian narrowband Internet market based on dial-up Internet traffic. The number of Internet subscribers and the time they spend on the Internet are gradually increasing. Maktel provides Internet access via the public switched telephone network, leased lines and ADSL. By the end of 2007, Maktel had 66,822 Internet customers, including 48,214 ADSL connections compared to 47,669 Internet customers, including 16,462 ADSL connections at the end of 2006.

        Historically Maktel, like government-owned operators in other countries, maintained relatively low domestic charges and high rates for international calls. Since November 1999, however, Maktel has been gradually rebalancing its rates. International rates are expected to decrease further, bringing them in line with the EU standards. In order to complete the rebalancing, local rates and basic access charges should increase.

T-Com operations in Montenegro

        Following a successful privatization tender, between March and May 2005 Magyar Telekom obtained a 76.53 percent interest in Crnogorski Telekom.

        For details on the Crnogorski Telekom acquisition, see "Item 10—Material contracts".

        Crnogorski Telekom is the principal fixed line service provider in Montenegro. Its exclusive rights in fixed line telecommunications services expired in December 2003. Crnogorski Telekom provides local, national and international services, in addition to a wide range of telecommunications services involving leased line circuits, data networks, telex and telegraph services.

        For the past three years, Crnogorski Telekom's major operational goals were to digitalize the fixed line network and to increase the number of subscribers and access to broadband services. The digitalization rate reached 100 percent by the end of 2006.

        On June 26, 2006, the Shareholders Assembly of Telekom Montenegro approved the proposal of the Board of Directors to adopt the "T" brand in the Montenegrin market. On September 26, 2006, the fixed line operations became T-Com Crna Gora ("T-Com CG") and the mobile business changed its name to T-Mobile Crna Gora ("T-Mobile CG"), while the fixed line parent company and the group was renamed to Crnogorski Telekom.

        The following table summarizes key operational information of T-Com CG:

	At December 31,
	2005	2006	2007
Number of fixed lines
PSTN lines	175,122	173,248	168,062
ISDN channels	18,750	21,288	21,906

Total	193,872	194,536	189,968

        Through its wholly-owned subsidiary, Internet Crna Gora, Crnogorski Telekom has a 98 percent market share in the Montenegrin Internet market. Internet Crna Gora, in cooperation with Crnogorski Telekom, is the sole provider of ADSL in Montenegro. The time spent on dial-up Internet has eroded, due to ADSL substitution and increase in dial-up tariffs in September 2007. Internet access is provided via the public switched telephone network, leased lines and ADSL. Crnogorski Telekom Group had 28,401 active dial-up Internet customers at the end of 2007. Crnogorski Telekom increased the number of ADSL customers from 6,639 at the end of 2006 to 14,428 at the end of 2007.

        Similarly to other fixed line service providers before privatization, Crnogorski Telekom maintained relatively low domestic charges and high charges for international calls. In September 2007, Crnogorski Telekom rebalanced the fix voice tariffs adopted by the Montenegrin Agency of Telecommunications. International charges have decreased both in residential and in business segment, while local charges and subscription fees have increased in residential segment.

T-MOBILE

        Our mobile telecommunications services generated revenues of HUF 346,870 million in 2007 before inter-segment eliminations.

T-Mobile operations in Hungary

        We provided mobile telecommunications services in Hungary through our wholly-owned subsidiary, TMH (previously: Westel Mobil Távközlési Rt., "Westel") prior to the merger of Magyar Telekom and TMH, which is described below.

        On October 6, 2005, in line with Magyar Telekom's medium-term strategy announced in 2004, Magyar Telekom's Board of Directors made a proposal for the merger of Magyar Telekom Plc. and TMH. On December 20, 2005, Magyar Telekom's Extraordinary General Meeting approved the decision on the merger of the two companies.

        The court registration of the merger took place on February 28, 2006. From March 1, 2006, Magyar Telekom is the legal successor of TMH. TMH continues its operations within Magyar Telekom under an independent brand and as an independent business segment.

        As of December 31, 2007, TMH accounted for an estimated 45.2 percent of the total Hungarian mobile market in terms of subscribers based on the number of active Subscriber Identity Module ("SIM") cards and 44.0 percent in terms of total subscriber numbers. The penetration rate of mobile telephone services in Hungary increased from 99.0 percent at December 31, 2006 to 109.7 percent at December 31, 2007.

        TMH was the first mobile operator to launch HSDPA service in Hungary. Since 2006, the company has increased its HSDPA coverage based on population from 30 to 53 percent. In 2007, TMH made HSDPA with download speed up to 7.2 Mbit/s available in its network and at the same time launched HSUPA service in Hungary. In 2007, not only downloads but also uploads became faster in TMH's network, offering the customers a highly stable, reliable service with the best quality all over Hungary.

        In October 2005, the Hungarian government selected the consortium of Magyar Telekom Plc. and TMH to build and operate the nation-wide EDR system in Hungary. For this purpose, Magyar Telekom established a new subsidiary, Pro-M in December 2005.

        EDR is a 380-400 MHz band nation-wide Professional Mobile Radio ("PMR") network used by public safety and security agencies in Hungary. The main users of EDR are police and fire departments and ambulance agencies. The high-quality EDR network replaces the analog radios currently used by these agencies.

        The consortium was able to offer favorable terms mainly due to its existing radio and fixed line infrastructure, on which the EDR network is based. The EDR service utilizes the TETRA technology, which is a global standard for Public Safety and Security mobile radio communication, defined and approved by the European Telecommunications Standards Institute ("ETSI") as the official European Standard for digital Professional Mobile Radio.

        The roll-out of EDR was finished in 2006 and TETRA system continuously operates since that time. Under the terms of the agreement the government will pay us annual payments of HUF 9.3 billion starting in 2007 for nine years.

        In 2007, TMH continued to enhance its non-voice service portfolio, introduced several new products, increased the penetration and usage of the existing products and extended the access of some of its domestic products abroad:

  •
  International roaming service was available for TMH subscribers on 394 networks in 182 countries as of December 31, 2007, of which 208 networks in 115 countries were available for prepaid customers. At the end of 2007, customers could use 174 General Packet Radio Service ("GPRS") networks in 92 countries. Since January 1, 2008, Magyar Telekom sends and receives all its international voice traffic to and from Deutsche Telekom when Deutsche Telekom offers more favorable price and better quality than other international carrier service providers.

  •
  In line with the increase in the number of MMS-capable handsets in the market, TMH experienced a boost in MMS penetration and traffic. Due to the growth in the number of Multimedia Message Service ("MMS") Interworking partners, the international MMS traffic volumes are 2.5 times higher in case of both outbound and inbound directions, compared with the previous year. By the end of 2007, TMH subscribers can send/receive MMS to/from 41 mobile networks of 36 countries.

  •
  TMH has renewed its t-zones portal with new structure and design in November 2007 by widening its digital contents' portfolio. TMH's t-zones Wireless Application Protocol ("WAP") portal offers news, chat, multimedia contents such as online streaming, music and traffic monitors and downloadable content (e.g., logos, ring-tones, Java games). The popularity of this portal grew continuously during 2007 and the daily average number of page downloads reached 1,670,000 by the end of 2007. News, sports, weather and other contents are available via InfoSMS and InfoMMS as well.

  •
  In December 2007, TMH launched its Mobil TV streaming service with 12 TV channels and high quality streaming option. The service can be used on both t-zones and web'n'walk portals.

  •
  Premium-rate SMS and premium voice traffic were substantial in 2007 with two new services, MMS and videophone. TMH is able to provide premium-rate services (e.g., voice and SMS, videophone and MMS) on the same number, which is a competitive advantage in this field.

  •
  The web'n'walk service (a service that allows mobile phone users to surf the Internet on their mobile phones) ensures access to the Internet on mobile phones for TMH postpaid customers from June 1, 2006. In addition to Internet browsing, customers have the opportunity to download a wide range of content, such as Java games, ring tones, videos and to enjoy Mobile TV service. In May 2007, TMH changed its web'n'walk search engine to Google. Owing to the strategic co-operation between Google and TMH, the usage of web'n'walk became easier, thus considerably increasing the number of searches made in web'n'walk.

  •
  In 2007, TMH significantly widened the range of products that can be purchased by WAP or SMS. Using mobile purchase service, customers can buy various products and services offered by TMH and third-party vendors. We experienced a strong growth in sales of products such as parking tickets, lottery and highway fees. We believe that mobile purchasing has a great potential for further growth.

  •
  Electronic top-up services are available at many Automatic Teller Machines ("ATMs"), petrol stations, Internet-banks, Telebanks and Mobilbank. In 2007, the number of electronic top-up outlets increased significantly. The share of electronic top-up increased, reaching 80 percent by the end of 2007.

  •
  For corporate customers TMH offers a full range of telecommunications solutions. In 2007, the total corporate non-voice revenue was 23 percent higher than in 2006. The most successful services are Bulk SMS, Corporate LAN Access and Fleet Management in the corporate segment. The revenues from the usage of Blackberries and corporate e-mail services also doubled in 2007. TMH has a department dedicated to major accounts. Our customers can also purchase TMH products in our online shop.

  •
  The increase in the usage of Packet Switched Data services played an important role in 2007. The number of GPRS subscribers rose by 80 percent by the end of 2007 compared to December 31, 2006.

        Subscribers.    The number of TMH subscribers has been growing over the past three years. The table below sets forth information concerning the number of TMH subscribers at the dates indicated:

	At December 31,
	2005	2006	2007
Number of subscribers
Postpaid subscribers	1,323,814	1,545,115	1,793,620
Prepaid subscribers	2,870,041	2,886,021	3,059,872

Total subscribers	4,193,855	4,431,136	4,853,492

Average monthly Minutes of Use ("MOU") per subscriber	127	142	149
Churn ratio (%)
Postpaid subscribers	10.4	9.9	10.0
Prepaid subscribers	22.0	21.9	21.1
Total subscribers	18.5	17.9	17.1
Average monthly Revenue per User in HUF
Postpaid subscribers	10,838	9,849	8,635
Prepaid subscribers	2,239	2,300	2,205
Total subscribers	4,832	4,800	4,542
Mobile penetration in Hungary (%)	92.4	99.0	109.7
TMH's market share (%)	45.0	44.5	44.0

        The Hungarian mobile market is reaching a saturation level with a penetration rate of nearly 110 percent by end of 2007. Total growth rate in 2007 exceeded previous year's average due to the significant increase of inactive subscribers (i.e., subscribers who did not generate traffic in the last three months) at Pannon included in their subscriber base. The increase in the number of TMH subscribers since December 31, 2006 is attributable to a number of factors, including the expansion of mobile broadband services and the success of community offers.

        According to the NCA, as of December 31, 2007, TMH had a 44.0 percent market share of the mobile services market in Hungary in terms of subscriber base.

        Traffic.    TMH's average traffic per subscriber is comparable to other European countries and was at a level of 149 minutes in 2007. Average traffic per subscriber has increased over 2006 as a result of successful price plans targeting both postpaid and prepaid segment.

        Rates.    Since January 1998, mobile subscriber rates have been deregulated, and carriers have had the freedom to set the level of fee components (i.e., connection fee, subscription fee and traffic charges).

        TMH charges subscribers a one-time connection fee, monthly subscription charges, event charges and time-based traffic charges. Customers using prepaid cards do not pay monthly subscription charges (but in case of some price plans monthly recurring fees do exist). TMH does not charge subscribers for incoming calls, other than calls received while roaming. TMH receives payments from other telecommunications service providers for terminating calls on its network. TMH maintained the widest range of price plans and successfully introduced additional plans in 2007 to acquire new subscribers and develop loyalty.

        TMH faced intense price-based competition in 2007. Competitors waged various campaigns, including introduction of new price plans with minute, money bundle (purchasing a certain amount of minutes or a predefined monetary amount that can be applied toward usage) and community offers and products (such as family plan), to win over TMH's subscribers. TMH responded to the competitors with its own new tariff initiatives across all of the subscriber segments. In 2007, mobile Internet was one of the key developments, in a market where all operators introduced several offers. TMH is leading in both coverage and in the introduction of high speed technology (3G/HSDPA 7.2 Mbit/s, HSUPA).

T-Mobile operations in Macedonia

        Our Macedonian mobile services provider, T-Mobile Macedonia, experienced significant growth in 2007.

        T-Mobile Macedonia is the leading mobile operator in Macedonia, dedicated to providing up-to-date technologies and advanced service offerings, commensurate to the highest technological and service standard of the T-Mobile Group. The principal activities of T-Mobile Macedonia's operations are digital mobile telephone services based on the GSM technology and non-voice services such as SMS, MMS and GPRS.

        By the end of 2007, T-Mobile Macedonia had expanded its customer base from 944,530 at the end of 2006 to 1,212,539, despite the competitive market environment.

        The number of T-Mobile Macedonia customers has grown significantly over the past three years. The table below sets forth information concerning the number of T-Mobile Macedonia subscribers at the dates indicated:

	At December 31,
	2005	2006	2007
Number of subscribers
Postpaid subscribers	139,367	177,311	280,707
Prepaid subscribers	737,775	767,219	931,832

Total subscribers	877,142	944,530	1,212,539

Average MOU per subscriber	63	72	90
Average monthly Revenue per User in HUF	3,065	3,206	3,054
Mobile penetration in Macedonia (%)	61.3	68.3	93.3
T-Mobile Macedonia's market share (%)	69.2	66.5	62.3

        The increase in the number of T-Mobile Macedonia subscribers in the last three years is attributable to a number of factors, including reductions in handset prices and call charges in real terms, successful marketing campaigns and the introduction of installment purchase plans.

        The Macedonian market is very price sensitive. Due to increased competitiveness, in order to prevent churn and encourage usage, T-Mobile Macedonia introduced several new services.

        As of December 31, 2007, T-Mobile Macedonia had a 62.3 percent market share in the Macedonian mobile telecommunications market in terms of subscribers. The mobile penetration rate increased significantly reaching 93.3 percent by the end of 2007.

T-Mobile operations in Montenegro

        T-Mobile Crna Gora is the second largest mobile operator in Montenegro with 33.8 percent mobile market share. Since its inception in 2000, it offers innovative and advanced services to the Montenegrin market and has been experiencing dynamic growth.

        The main activities of T-Mobile Crna Gora's operations are digital mobile telephone services and non-voice services, such as SMS, MMS based on the Global System for Mobile communications ("GSM"), UMTS, GPRS and Enhanced Data rates for GSM Evolution ("EDGE") technologies. T-Mobile Crna Gora actively employs various promotions and incentives to encourage use of its services. In addition to a variety of service packages, T-Mobile Crna Gora offers WAP, MMS, content SMS and premium-rate SMS services. In 2007, T-Mobile Crna Gora built a new 3G network in order to extend its service portfolio and meet the growing needs of mobile customers in an increasingly competitive Montenegrin mobile market.

        The table below summarizes the key operational statistical figures of T-Mobile Crna Gora:

	At December 31,
	2005	2006	2007
Number of subscribers
Postpaid subscribers	31,212	48,252	73,675
Prepaid subscribers(1)	176,882	283,364	335,266

Total subscribers	208,094	331,616	408,941

Average MOU per subscriber	127	127	120
Average monthly Revenue per User in HUF	3,745	3,858	3,252
Mobile penetration in Montenegro (%)(2)	87.6	103.8	168.7
T-Mobile Crna Gora's market share (%)(2)	42.0	42.3	33.8

    (1)
    In October 2006, the prepaid voucher lifecycle was extended from 3 to 11 months in Montenegro, resulting in an increase in the number of prepaid subscribers.

    (2)
    Data published by the Montenegrin Agency of Telecommunications based on the total number of active subscribers in the previous three months.

        T-Mobile Crna Gora's operations, customer base and revenues are significantly affected by seasonal factors. In 2007, the entrance of a third mobile operator, Mtel, significantly increased the competition in the Montenegrin mobile market.

        In the summer of 2007, T-Mobile Crna Gora experienced the largest roaming revenue growth since the beginning of its operation, attributable to the high number of tourists visiting the Montenegrin seaside, the higher roaming charges and preferred network agreements. In 2007, the penetration level in the summer season reached over 160 percent, as a large number of tourists purchased prepaid cards, and the new entrant started its operation with attractive offers.

MARKETING AND DISTRIBUTION

T-Com operations in Hungary

        In 2007, our main strategic objectives focused on the development of customer relationship, the enhancement of the customer experience, the revenue maximization, and the expansion of the number of broadband accesses and IPTV customers, as well as the start of mobile integration.

        As of October 1, 2007 the Internet access business unit of T-Online Hungary and Emitel merged with Magyar Telekom Plc. This integration offered several immediate benefits to our customers, the first being a simpler, and more comfortable integrated customer service. The merger enabled us to offer even more favorable offers to our customers from 2008, which fully meet their telecommunications needs.

        We consider the retention of the fixed line user base and the decrease of customer churn rates to be one of our key objectives. We intend to prevent line churn with active and preventive measures, including favorable offers for value added and non-voice services and demand-based, segmented targeted customer contacts. In 2007, we significantly increased our broadband customer base, from 572,228 at the end of 2006 to 716,714 by December 31, 2007.

        In 2007, the MOU of our residential customers decreased only by 0.3 percent. Driven primarily by our price plans offering unlimited calls for a fixed monthly fee, we could fight against the decreasing MOU of our customers. The number of our flat rate customers grew significantly in 2007, and reached approximately 580,000 in the residential market by the end of 2007.

        In 2007, we continuously migrated our call-by-call customers into pre-selection services, thereby gaining all revenues from calls made by these customers in areas of other local telecommunications operators. In December 2007, the proportion of pre-selection by the active users was approximately 93 percent.

        In 2007, T-Com and T-Online launched the 2Play and 3Play services. By the end of 2007, the number of 2Play and 3Play subscribers reached 12,150.

        In 2007, Total SHOP BPR project was started in the T-Ponts with the aim of unifying and increasing effectiveness among T-Online, T-Com and T-Mobile customer service processes. We started to work on a new integrated web-shop, where we would like to provide almost the whole range of T-Com and T-Online products together with easy-to-use web-self-care.

        In the area of improving customer satisfaction one of the key programs of 2006 was the "Quality for our customers!" initiative. This is a comprehensive, service quality assurance program that aims at the improvement of the customer relations, the continuous development of our services and the maintenance of our competitiveness. As part of the program, public commitments and customer service standards were formulated by the subsidiaries of Magyar Telekom. As a result of these efforts, customer satisfaction significantly improved further in 2007. Our areas of focus are minimizing average provisioning time and improving and insuring T-Com and T-Online customer service. Defined weekly key performance indicators relating to provisioning, customer service and fault repair can help to evaluate and control our operations on a daily basis in these areas. After evaluating weekly results of our new research of customer satisfaction, International Customer Contact Analysis, we are also able to effectively amend the operational processes on the spot.

        Following the development of the integrated shop network in 2006, another step towards creating a unified customer service network for the Group was to make a unified telephone customer service available. Through new developments of our e-Customer program through the T-Com website, the online ordering of our services and products is also becoming faster and simpler.

T-Com operations in Macedonia

        After the market liberalization in 2006, the new fixed line service providers started their operations by offering international outgoing VoIP-based calls. By adjusting the prices of international calls and by offering special price plans ("Partner Country", "Favorite Country"), Maktel managed to stabilize its fixed line market share based on number of subscribers. VoIP-based service providers have about ten percent market share in the Macedonian fixed line market. International outgoing calls provided via carrier selection services started in March 2007, and experienced small, but continuous growth in 2007, reaching about three percent of international outgoing traffic by the end of 2007. Market share loss in the domestic long distance traffic is below one percent. Maktel experienced the most significant market share loss in the international incoming calls (both fixed and mobile termination).

        In 2007, Maktel made major structural changes in its ADSL portfolio and started to offer highly competitive broadband Internet services. After an intensive ADSL campaign, the number of broadband ADSL customers increased significantly. In addition to the new ADSL products, Maktel continues to offer "PC+ADSL" products that help in extending PC penetration and broadband Internet usage in Macedonia.

        In 2007, Maktel continued to develop business solutions for the corporate market including video surveillance and bundled equipment and services offers.

T-Com operations in Montenegro

        In 2007, the main focus of our marketing activities in our Montenegrin fixed line operations was to increase ADSL sales. In order to profit from the market dominance of Crnogorski Telekom and to stimulate growth of non-voice revenues, several promotions have been implemented and ADSL offers have been restructured. As a result of intensive promotions and the restructuring of ADSL offers, ADSL subscriber base increased significantly.

        In 2007, Montenegrin fixed voice tariffs were successfully rebalanced, and tariffs for residential and business users were equalized in voice services. International charges have decreased for both of the residential and business segments, while local charges and subscription fees have increased for the residential segment. Rebalancing also included new price plans for the residential segment.

        In 2007, Crnogorski Telekom upgraded its network and launched IPTV service.

T-Systems

        In 2007, T-Systems focused on maintaining market share in the voice and non-voice market, launching a joint corporate sales model with T-Mobile and T-Online, and improving cooperation and efficiency with its IT subsidiaries, mainly in the area of complex business offers.

        In 2007, key accounts were served by qualified personal account managers and a dedicated customer service assistant. With the corporate sales model, T-Systems started a joint T-System, TMH and T-Online sales activity, with joint segmentation, strategy and products such as cross selling, full flat and fix-to-mobile offers. T-Systems worked together with the IT Infrastructure and Application subsidiaries as well to harmonize IT and telecommunications capabilities.

        In 2007, T-Systems finished its CRM system development, which allows targeted marketing and sales activities, and the system is also able to report sales results.

        We carried out customer satisfaction research both in 2006 and 2007. Our results in 2007 showed significant improvement in the satisfaction of our customers. Service level, service delivery and invoicing system results were far above average; however, areas for improvement include prices, communication and customer focus. In 2007, T-Systems prepared an action plan based on these results and has developed VIP Point on the web as a tool for giving confirmation and status reports on customer complaints and a source for "one stop shopping" to improve the focus on customers. T-Systems has also developed fixed-mobile convergent products to meet customers' price level needs.

T-Mobile operations in Hungary

        At the end of 2007, the Hungarian mobile market reached a 109.7 percent penetration rate, which is comparable to the average level in Western European countries. Yearly penetration growth increased considerably compared to previous years due to the increase of inactive SIM cards included in the total subscriber base mainly at Pannon. The Hungarian mobile market is highly competitive and dominated by three mobile network operators: TMH, Pannon and Vodafone. Due to the very high penetration level, we have been keeping a clear focus on customer retention.

        At T-Mobile International Group, focus areas and corresponding key performance indicators have been defined for the key pillars of our strategy, which remained unchanged in 2007:

  •
  Customer centricity;

  •
  Superior network experience; and

  •
  Operational excellence and brand recognition.

        This provides the strategic framework for the local organizations. Each local company has translated these focus areas into concrete "BIG X" programs which outline the direction and define the strategic goals for 2007, taking local priorities into account.

        At TMH the "Big7" program consisted of the following items:

  •
  Maintain market leadership;

  •
  Utilize advantages of integration through common customer touch-points;

  •
  Boost mobile Internet and data usage;

  •
  Design customer centric propositions and processes, build loyalty;

  •
  Sustain network leadership in quality and innovativeness;

  •
  Balance quality and efficiency in operation; and

  •
  Live the brand and be an advocate for it.

        2007 was a very successful year for TMH in all of our strategic areas:

  Maintain market leadership

        TMH retained its market leader position with a 44.0 percent total market share based on the number of subscribers, and a 45.2 percent share based on the number of active SIM cards. Concerning the revenue-based market share, our position is similar.

  Utilize advantages of integration through common customer touch-points

        In 2007, both Sales (T-Ponts) and the Call Center have been operating in an integrated way, i.e., serving not only the mobile customers of T-Mobile, but also T-Com and T-Online customers. Key Performance Indicators ("KPIs"), formerly measuring only mobile-related activities, have been extended to measure the service level in fixed and Internet areas as well.

  Boost mobile Internet and data usage

        Non-voice and content services are playing an increasingly important role in the mobile market. All providers strengthened their non-voice services during 2007. Since 2006, when TMH was the first mobile operator to launch HSDPA service in Hungary, the company increased its HSDPA coverage based on population from 30 to 53 percent. In 2007, TMH offered HSDPA with a download speed up to 7.2 Mbit/s in its network and at the same time launched HSUPA service in Hungary, also as the first among local mobile service providers.

  Design customer centric propositions and processes, build loyalty

        The active customer portfolio management facilitated the increase of our customer base in value. Our main targets were the following:

  •
  Develop services based on value and needs of customers;

  •
  Differentiate service levels based on the value of customers; and

  •
  Enhance effectiveness of communication via CRM and campaign management tools.

  Sustain network leadership in quality and innovativeness

        Not only the objective KPIs showed excellence with regards to the network, but our customers considered TMH's network to be of very high quality. The crucial 3G success rate showed better than planned results all year round.

  Balance quality and efficiency in operation

        Quality as well as efficiency form the basis of our operations. They are prerequisite and fundamental to our success in the market.

  Live the brand and be an advocate for it

        We work continuously to strengthen our brand and build our brand values—reliability, simplicity, inspiration; adding the "value for money" attribute in Hungary. Our efforts have maintained the aided brand awareness at nearly 100 percent, whereas the spontaneous brand awareness was around 90 percent in 2007.

        According to surveys made by the T-Mobile International Group, the ratio of customers promoting the brand (i.e., recommending it to a friend or colleague) is significantly higher at T-Mobile than in the case of our principal competitors, Pannon or Vodafone.

  Distribution

        The integration process of the direct shop network of T-Mobile and T-Com was completed in 2006. The main objective of the integrated T-Pont network (direct shop network) in 2007 was to further leverage Group-level potentials for cross-selling, retention and customer satisfaction but also to increase operational efficiency in the shops.

        The optimized direct shop network consisted of 47 integrated T-Pont shops at the end of 2007. All 47 shops provide full-scale sales and customer service in case of all related lines of business (T-Mobile, T-Com, T-Online). Full-scale mobile handset repair service is also provided in 29 shops. Fourteen T-Ponts are located in Budapest and the other 33 in regional centers, county capitals. During 2007, the refurbishing project has been finished resulting the "T-Pont design" in all 47 T-Pont shops.

        TMH also has a department dedicated to major accounts. This department consists of 86 sales representatives and serves around 10,000 major accounts on the segment basis. Our customers can also purchase TMH products on our online shop.

        TMH also distributes its products and services through indirect sales partners. At the end of 2007, TMH had 235 full-scale T-Mobile franchise dealer shops nationwide providing T-Mobile product portfolio for the customers. 66 of them are integrated shops, providing both mobile and fixed line products and services, whereas 100 of them are able to provide customer care services with access to the central customer database. From January 1, 2007 all T-Mobile franchise shops have access to the CRM system.

        TMH also sells its prepaid products (e.g., prepaid SIM packages, plastic top-up cards, online top-up) through major Hungarian retail channels. Prepaid products are available in 12,493 sales points nationwide (including 10,844 shops where online top-up is available).

T-Mobile operations in Macedonia

        In order to sustain its primary position on the mobile market in Macedonia, T-Mobile Macedonia has developed a wide range of services and price plans for prepaid, postpaid and business customers.

        Marketing based on customer data is used to build strong customer relationships. Loyalty schemes and handset upgrade programs are also used to improve customer satisfaction and reduce customer churn rate.

        During 2007, T-Mobile Macedonia introduced price plans combined with additional services, community services and tariff models and strong advertising campaigns in order to capture various parts of the telecommunications market. There is an ongoing CRM project that will enable segmented and targeted contact with the customers, thus increasing value offered and consequently customer satisfaction.

        In 2007, Mobilkom Austria entered the Macedonian mobile market as the third mobile operator under the brand name VIP.

T-Mobile operations in Montenegro

        After a successful brand introduction in September 2006, T-Mobile CG continues to strengthen its market position, as well as brand awareness. Under the T-Mobile brand, the brand values include high international competence and high quality standards. Since the entrance of the third mobile operator in 2007, T-Mobile CG is now challenged by stronger competition and high market saturation.

        The company's key goals include meeting customers' needs through its services, keeping up with the development of technology, simplifying tariff structures, and building a strong brand by clear communication.

        In 2007, the number of T-Centers reached 13. These are accompanied by a network of 15 exclusive Partner Shops which use a similar design to the own shops. Both types of outlets provide a permanent portfolio of handsets and the full range of services for new and existing customers. In addition, there are 1,800 contracted Points of Sale for prepaid vouchers and SIM cards.

COMPETITION

T-Com operations in Hungary

        We face strong competition in all areas of our fixed line operations including voice, Internet, cable television and IT services. Competitors include other LTOs, mobile telecommunications providers, Internet service providers, alternative service providers and cable television service providers.

        In 2007, HTCC acquired Invitel and the Hungarian business of Tele2, which enhanced the competitiveness of the HTCC group in the fixed line telecommunications market. HTCC now owns two former local telephone operators (Hungarotel, Invitel), the major alternative telephone operators (Pantel, Tele2) and other companies (Euroweb, Pantel Technocom). After the consolidation of its subsidiaries, HTCC will offer its products and services under a single unified brand name: Invitel.

        In recent years, mobile carriers are our largest competitors on the voice market. Mobile penetration has increased from 99.0 percent at December 31, 2006 to 109.7 percent by the end of 2007, which not only led to intense competition on the mobile telecommunications market, but also affected the fixed line telephone market. In 2007, the main reason for fixed line churn was mobile substitution.

        In addition to the fierce competition triggered by mobile carriers, alternative service providers (based on unbundled local loops) and cable television providers emphasized their voice services in 2007.

        In our service areas, a number of carriers (HTCC, GTS Datanet, eTel, British Telecom and Monortel) offer pre-selection and call-by-call services and were able to attract some of our customers. However, we respond to this challenge with attractive price plans, and successfully limit their expansion. We also offer similar price plans and are successful in attracting new customers from LTO areas. In the government and public administration sector, we could successfully attack our competitors' low prices with the discounts we provide due to the high volume of the EKG frame contracts.

        On the Internet access market, we could keep our leading position with the continuous, intense increase of the number of ADSL lines and subscriptions using cable modem. Our competitors include cable operators (UPC, Fibernet, Digikabel, etc.), alternative service providers based on Unbundled Local Loop ("ULL") (GTS-Datanet, Pantel, Actel, etc.), mobile service providers and other ISPs.

        Naked ADSL services played an important role in 2007. The Competition Authority ("CA") ordered that fixed network operators must offer ADSL access without voice services by August 2007. Alternative service providers already offered naked ADSL at the beginning of 2007. These market players are expected to concentrate on their packages based on ULL in the future.

        In 2007, mobile service providers reduced the prices of mobile Internet access significantly. Mobile and fixed line broadband services are now at the same price level. The three mobile service providers have been developing their networks rapidly. Mobile Internet is expected to play an increasingly important role in the Internet market.

        We face strong competition in the cable television market. In 2006, the launch of low price digital television packages affected the price levels of cable television services. This trend continued in 2007, although digital TV services also compete on the basis of quality. Fibernet introduced its digital cable TV service at the end of 2007, and UPC launched its digital offer in April 2008. In addition, Digi Kft. also competes with both cable and satellite broadcasting on the cable television market.

        Alternative service providers were able to enter into the voice and broadband services market in 2006 due to the unbundling of local loops.

        In 2004, cable television providers also entered the voice market with triple-play offers, consisting of voice telephone services, Internet access and cable television. As the obstacles imposed by technology disappeared, every major competitor is able to become a triple-play provider. Alternative and cable service providers laid an emphasis on these offers. In 2007, this trend largely influenced the competition on the Hungarian market.

T-Com operations in Macedonia

        On January 1, 2005, Maktel's exclusive rights to provide fixed line telephone services expired, but as a result of the delay in implementation of the new regulatory framework, competition from other fixed line service providers started only in February 2007. Maktel, however, faced indirect competition earlier from mobile service providers and, to a limited extent, from VoIP providers. In 2007, the main competition in the fixed line voice services was posed by mobile service providers and in the segment of international incoming call termination by other fixed line service providers.

        Starting from the second quarter of 2006, Maktel opened its network for alternative VoIP service providers of international outgoing calls. By the end of May 2008, Maktel concluded 28 ISDN-based commercial Network Access Agreements with alternative VoIP service providers.

        In March 2007, OnNet started to commercially offer carrier selection services for long distance, fixed to mobile and international outgoing calls. In November 2007, NexCom also started to offer carrier selection services (long distance, fixed to mobile and international outgoing calls). OnNet and Akton started to terminate international calls in the fixed network in March 2007, NexCom and Neotel in September 2007 and VIP in February 2008. OnNet and Akton also terminated international calls towards mobile networks, since May 2007, through MakTel's transit. In January 2008, OnNet started to terminate international calls directly in T-Mobile Macedonia's network.

        Until beginning of June 2008, Maktel concluded interconnection contracts with three mobile operators and seven fixed line operators. There are five pending requests from alternative operators to conclude interconnection agreements. OnNet has already entered into an ULL Agreement with Maktel based on Maktel's Unbundling Reference Offer ("MATERUO") and based on that, OnNet offers its services from May 2008.

        The companies that received WiMAX licenses were obliged to launch their commercial products at the beginning of 2008. The commercial start of WiMax operators is delayed.

        Maktel is the leading provider of leased line and data transmission services. CATV and other wireless operators have built their own networks and are also capable to offer data transmission services, transmission capacity and various broadband services.

        In the Internet broadband market, there are three major service providers in addition to Maktel: OnNet, Cabletel and Telekabel. Maktel has approximately 49 percent market share based on the number of retail subscribers at the end of May 2008 and it faces competition mainly from OnNet's wireless broadband and CATV operators' cable broadband Internet, offered to the CATV customers through their own networks.

T-Com operations in Montenegro

        In 2007, a new mobile and fixed line operator entered into the Montenegrin telecommunications market. Mtel, the third mobile operator and licensed operator for development and exploitation of WiMAX-based network, launched its WiMAX fixed network. According to Crnogorski Telekom's estimates, Mtel had around 1,000 subscribers or 0.5 percent of fixed line customers in Montenegro at December 31, 2007.

        In November 2007, five licenses for VoIP operators were issued as well, but none of these operators have started their operations yet.

        Fixed-mobile service substitution is expected to become increasingly significant. The high mobile penetration and the introduction of a third mobile operator in 2007 have intensified this trend.

        Several Multichannel Multipoint Distribution Service ("MMDS") and CATV licenses were awarded at the beginning of 2007. Some of the cable operators have declared their intention to provide Internet and telephony services. Negotiations about terms and conditions for joint usage of our underground infrastructure are ongoing with these operators.

T-Systems

        In 2007, our main competitors in the fixed line market were Invitel and GTS. In response to market consolidation and competitors' alliances, T-Systems focused on providing integrated network services and systems integration. These activities include managed and outsourcing services, sales based on providing consulting survey for complex customers' needs and focusing on large projects. With these product offerings, T-Systems positioned itself as an Information Technology / Technology Consulting ("IT/TC") solution provider for the corporate segment.

        We divide the IT market into two segments according to the type of services. Our main competitors in the IT Infrastructure services segment are HP, Synergon, S&T, IBM, Albacomp and Getronics. Our main competitors in the IT Application Development services segment are HP, Synergon, IBM, Albacomp, Accenture, FMC and Unisys. Our goal in this highly competitive market is to keep our leading position in the IT services market by achieving a larger growth rate than the average; to win significant projects and to use a new business model in the small and medium business sector: standardized products via economies of scale.

T-Mobile operations in Hungary

        In 2007, the Hungarian mobile telecommunications market was characterized by intense competition, driven by new broadband services, lower prices and aggressive marketing. The mobile penetration rate further increased to 109.7 percent by the end of 2007. At TMH, the focus remained on customer retention and the development of mobile broadband services. Despite the intense competition, TMH retained its market leading position with a 44.0 percent total market share (including inactive SIM cards), and a 45.2 percent share based on the number of active SIM cards.

        The direct competitors of TMH are Pannon and Vodafone. Vodafone, the smallest mobile network operator in terms of the number of subscribers in Hungary, continued to focus on acquisitions supported by aggressive tariff offers and marketing campaigns. Despite all its efforts, Vodafone's market share decreased during 2007 to a 20.9 percent market share by the end of the year, though its market share measured on the basis of active subscribers has increased. Pannon kept a strong mobile broadband focus, and maintained its stable second position in the market. By the end of 2007, it had a market share of 35.1 percent driven by the considerable increase of its inactive subscriber base.

T-Mobile operations in Macedonia

        There are at present three mobile operators operating in the Macedonian mobile market. Competition is generally intense and conducted on the basis of prices, subscription options, subsidized handsets, range of services offered, innovation and quality of service. The second largest mobile telecommunications service provider in the country based on the number of subscribers, Cosmofon AD ("Cosmofon"), began commercial operation in June 2003. Its marketing and advertising efforts are aggressive with low and competitive handset pricing, attractive price plans, a broad array of advertising and indirect channels of sales. In October 2007, Cosmofon launched a new prepaid brand named Frog. It is marketed as a new virtual prepaid operator. Cosmofon has obtained a 3G license and is expected to start its 3G commercial operations by August 12, 2008 at the latest.

        In February 2007, the Macedonian telecommunications regulator awarded a third mobile license to Mobilkom Austria. The operator entered into the Macedonian market in September 2007 under the name VIP with 2.5G services. VIP started intensive campaigns even before its official start of operations. VIP entered into a national roaming agreement with T-Mobile Macedonia, but is also building its own GSM network.

        The entrance of VIP led to significant changes in the Macedonian mobile market. All three operators, T-Mobile Macedonia, Cosmofon and VIP, launched several price plans during this period. T-Mobile Macedonia and Cosmofon introduced changes to their existing product portfolios as well.

        According to T-Mobile Macedonia's estimates, T-Mobile Macedonia had 62.3 percent, Cosmofon had 30.5 percent and VIP had 7.2 percent market share at the end of 2007 based on the number of subscribers.

        In this intensely competitive environment, T-Mobile Macedonia plans to maintain its market leadership through improved productivity, efficiency measures and maintenance of existing customer relations.

T-Mobile operations in Montenegro

        T-Mobile Crna Gora started its commercial operations as the second mobile telecommunications service provider in Montenegro in 2000, four years after the first mobile provider, Promonte, started its operations. In 2007, a third mobile operator, Mtel, entered the Montenegrin mobile market.

        At the end of 2007, T-Mobile Crna Gora had 33.8 percent, Promonte had 41.3 percent, while Mtel had 24.9 percent of market share in terms of number of active subscribers. T-Mobile is the market leader in the postpaid segment with 46.1 percent market share.

        In November 2006, the Montenegrin telecommunications regulator issued a tender for two 3G licenses as well as a tender for a mixed 2G-3G license for a third mobile operator. In the first quarter of 2007, T-Mobile Crna Gora and Promonte were awarded with one 3G licenses each and Telekom Serbia won the combined 2G-3G license. T-Mobile Crna Gora launched 3G services in June 2007. Promonte and Mtel offer 3G services as well.

        As in other countries, competition in mobile services is intense and driven by pricing, subscription options, subsidized handsets, coverage, as well as quality and portfolio of services offered. Our competitor's marketing and advertising activities are aggressive.

        T-Mobile Crna Gora's goal is to increase its market share by introducing segment-oriented price plans, continuously offering new attractive handsets, exploiting synergies of Deutsche Telekom, and maintaining existing customer relations and community involvement as a sponsor of important social, cultural, sports and educational events.

DEPENDENCE ON PATENTS, LICENSES, CUSTOMERS, INDUSTRIAL, COMMERCIAL AND FINANCIAL CONTRACTS

        We do not believe that we are dependent on any patent or other intellectual property right, on any individual third party customer or on any industrial, commercial or financial contract. Similar to other fixed line and mobile operators, we require telecommunications licenses from the governments of Hungary, Macedonia, Montenegro, Romania, Bulgaria and the Ukraine, the countries in which we provide telecommunications services.

REGULATION

Overview

        Our operations, as well as those of our subsidiaries and affiliates, are subject to sector-specific telecommunications regulations and general competition law, as well as a variety of other regulations. The extent to which telecommunications regulations apply to us depends largely on the nature of our activities in a particular country, with the conduct of traditional fixed-line telephony services usually being subject to the most extensive regulation. Regulations can have a very direct and material effect on our overall business, particularly in jurisdictions that favor regulatory intervention.

The EU Regulatory Framework

        In 2002, the European Union adopted several legislative measures, which included a general framework directive and four specific directives regarding the following topics (collectively constituting the "EU Framework"):

  •
  access to and interconnection of electronic communications networks;

  •
  mandatory minimum service standards for all users ("universal service") and users' rights;

  •
  authorization and licensing regimes;

  •
  data protection and privacy;

  •
  data retention, and

  •
  decision on a regulatory framework for radio spectrum policy in the EU.

        The NRF, in particular:

  •
  sets out the rights, responsibilities, decision-making powers and procedures of the National Regulatory Authorities ("NRAs") and the European Commission;

  •
  identifies specific policy objectives that NRAs must achieve in carrying out their responsibilities; and

  •
  provides that operators with SMP in relevant communications markets can be subject to obligations set out in the directives on universal service and access.

        Since Hungary joined the European Union on May 1, 2004, our operations have been subject to the EU Framework on telecommunications regulation. EU Member States are required to enact EU legislation in their domestic law and to take EU legislation into account when applying domestic law. Hungary fully implemented the NRF with the enactment of the Electronic Communications Act and fully implemented decrees in 2004.

        In each EU Member State, a NRA is responsible for enforcing the national telecommunications laws that are based on the EU Framework. NRAs generally have significant powers under their relevant telecommunications acts, including the authority to impose network access and interconnection obligations, and to approve or review the charges and general business terms and conditions of providers with SMP. In general, a company can be considered to have SMP if its share of a particular market exceeds 40 percent. Market share is determined based on revenue, number of subscribers, usage volume figures or a combination of these depending on the particular market. NRAs also have the authority to assign wireless spectrum and supervise frequencies and to impose universal service obligations.

        The European Commission supervises the NRAs and formally and informally influences their decisions in order to ensure the harmonized application of the EU Framework throughout the European Union. Companies can challenge decisions of the relevant NRA before national courts. Such legal proceedings can lead to a decision by the European Court of Justice, which is the ultimate authority on the correct application of EU legislation.

Special Requirements Applicable to Providers with SMP

        The most significant impact on our business stems from the EU Framework's special requirements applicable to providers with SMP. Obligations in relation to network access, price setting, separate accounting for interconnection services, publication, and non-discrimination, can be imposed on those operators that are designated by the relevant NRA as having SMP in an electronic communications market. Such determinations are based on EU guidelines and EU competition case law.

        In particular, the NRA may subject providers with SMP, and their affiliates, to the following rules and obligations:

  •
  The prior approval or retroactive review of charges, insofar as such charges and conditions relate to a market in which the provider holds SMP.

  •
  The obligation to offer other companies unbundled special network access (including interconnection) as well as access to certain services and facilities on a non-discriminatory basis.

        In addition, providers with SMP can be obliged to maintain segregated accounting systems with regard to access services. This obligation is intended to allow for transparency with respect to various telecommunications services in order to prevent, among other things, the cross-subsidization of services. In this regard, the NRA may specify the structure of a provider's internal accounting for particular telecommunications services, which can increase costs of compliance.

        Under the EU Framework, the European Commission periodically issues a market recommendation, which is a list of telecommunications markets that it considers susceptible to sector-specific regulation. NRAs must take this list of markets into account when defining the markets that are to be analyzed for the existence of competitive restraints. If a NRA finds that a market is not competitive, it establishes which providers have SMP in this market and may impose certain measures prescribed by statute.

        In February 2003, the European Commission issued its first recommendation, which related to the retail markets for fixed-line public telephone service and leased lines, as well as the wholesale markets for the ULL, fixed network interconnection, leased lines, broadband access, mobile voice call termination, mobile access and call origination, international roaming, and broadcasting transmission services. We have been designated as an operator with SMP in almost all of these markets in Hungary. Future market analyses by NRAs have to consider a new recommendation of the European Commission issued in November 2007 as described in "—Legislative Developments" below.

        NRAs may analyze additional markets not included in the EU recommendation if justified by special national circumstances. NRAs are required to conduct market analyses on all communications markets included in the European Commission's recommendation, as well as those that the NRAs have decided to include within the scope of sector-specific regulation in agreement with the European Commission. All NRA market analyses are subject to the supervision of the European Commission and can be challenged if the European Commission does not agree with the NRA's findings.

        In addition to the European Commission's recommendation, there is a separate EU regulation on unbundled access to the local loop, which became effective in January 2001. It contains the obligations to provide full unbundled access to copper-paired wire lines, as well as unbundled access to the high-frequency spectrum of those lines (line-sharing). Since each member state has specifically addressed local loop unbundling by individual regulatory measures under the framework, the new EU proposals to amend the regulatory framework as described below provide for the termination of the separate EU regulation on local loop unbundling. Unbundling has led to a considerable loss of our market share.

Legislative Developments

        Under the EU Framework, the European Commission must regularly review its market recommendation. In November 2007, the European Commission issued the second version of its market recommendation, which now has to be considered by NRAs when analyzing telecommunications markets. The new version of the market recommendation reduced the number of markets to be reviewed from 18 to 7. In particular, most retail markets have been removed from the list of markets that are susceptible to telecommunications regulation. However, the most important retail market relating to retail access to the fixed telephone network remains subject to such regulation. Further, some wholesale markets are now described in a broader manner. For example, the market for local loop unbundling is no longer restricted to metallic loops. Whether these broader definitions lead to an expansion or a reduction of regulation is difficult to predict at this time. The new market recommendation primarily relates to the retail market for access to the public telephone network at a fixed location, wholesale markets for call origination of fixed telephone networks, call termination of individual fixed networks, network infrastructure access (including shared or fully unbundled access) at a fixed location, broadband access, terminating segments of leased lines, and voice call termination on individual mobile networks.

        In addition, the entire EU Framework is subject to a review currently in progress. The European Commission has issued proposals to amend the current framework, which must be accepted by the European Parliament and the Council of Ministers before becoming legislation. These proposals do not include any deregulation efforts. Instead, the European Commission has proposed establishing a regulatory agency at the EU level, and to extend veto rights of the European Commission with respect to an NRA decision. Furthermore, the European Commission proposes to provide NRAs the power to separate the network operations of providers with SMP from the service business of such providers in certain circumstances. In 2008, the European Parliament will debate these proposals. Any changes to the framework would become effective following their transposition into national law. Whether the regulatory framework will increase or decrease the regulatory burden on us will depend on the changes being adopted by the European Union, the manner in which revised directives are subsequently implemented in the EU Member States, and how the revised regulatory framework will be applied by the respective NRA.

Competition Law

        The European Union's competition rules have the force of law in all EU Member States. The main principles of the EU competition rules are set forth in Articles 81 and 82 of the European Community Treaty ("E.C. Treaty") and in the EU Merger Regulation (the "Merger Regulation"). In general, the E.C. Treaty prohibits "concerted practices" and all agreements that may affect trade between Member States and which restrict, or are intended to restrict, competition within the European Union, and prohibits any abuse of a dominant position within the common market of the European Union, or any substantial part of it, that may affect trade between Member States. The European Commission enforces these rules in cooperation with the national competition authorities, which may also directly enforce the competition rules of the E.C. Treaty. In addition, the national courts have jurisdiction over alleged violations of EU competition law.

        The Merger Regulation requires that all mergers, acquisitions and joint ventures involving participants meeting certain turnover thresholds are to be submitted to the European Commission for review, rather than to the national competition authorities. Under the amended Merger Regulation, concentrations will be prohibited if they significantly impede effective competition in the common European market, or a substantial part of it, in particular as a result of the creation or strengthening of a dominant position.

        In addition, all EU Member States (and other jurisdictions in which we operate) have legislation in place, which is substantially similar to the EU competition rules. Thus, in markets where we are dominant, our ability to practice business freely and to establish our own prices can be restricted. Moreover, our opportunities to cooperate with other companies, or to enhance our business by fully or partially acquiring other businesses, can also be limited.

The EU Regulation of the Mobile Market

        The recommendation on relevant markets, which has to be analyzed by NRAs, has been updated in November 2007, and requires NRAs to analyze one mobile communication market in order to determine whether regulatory remedies must be imposed: call termination in mobile networks.

        The markets for access and call origination and international roaming have been deleted from the list of recommended markets to be analyzed. However, it will be possible for NRAs to analyze and regulate further markets, if (a) high and non-transitory entry barriers are present in this market, (b) a market structure does not tend towards effective competition within the relevant time horizon taking into account the state of competition behind the barriers of entry, or (c) competition law alone is insufficient to adequately address the market failures concerned.

        On February 20, 2006, the European Commission announced that, in light of the inability of NRAs to impose regulatory remedies, it had begun to work on an EU regulation on international roaming charges. On June 30, 2007, an EU regulation entered into force which regulates international roaming tariffs for wholesale and retail customers on the basis of a capped pricing system. As a consequence, our mobile operations in the European Union had to lower their wholesale and retail roaming tariffs, which negatively affected our revenues. On the basis of a price schedule mandated by this EU regulation, further reductions of wholesale and retail roaming prices will have to be made in mid-2008 and mid-2009. Furthermore, the EU regulation mandates the introduction of additional transparency measures requiring us to make additional investments.

        The European Commission has announced that it will review the development of prices for data roaming, possibly resulting in proposals to regulate those prices. For that reason, the European Regulators Group ("ERG") has coordinated market analysis procedures to be conducted by NRAs with the purpose of monitoring the development of data roaming prices. On February 11, 2008, EU Commissioner Reding announced that the European Commission would propose new price regulations unless SMS and data roaming prices are reduced significantly by July 2008.

        In addition, the European Commission plans to introduce a harmonized regulation of mobile termination rates. As a result, it is possible that TMH termination rates will be reduced to a lower level than intended by the NRA. However, the harmonization of termination rates will have a positive effect on our company.

The Telecommunications Regulatory Regime in Hungary

  The telecommunications industry has been governed by:

  •
  Act C of 2003 on Electronic Communications (the "Electronic Communications Act");

  •
  Act XVI of 1991 on Concessions, as amended (the "Concessions Act");

  •
  Act LXXXVII of 1990 on Pricing (the "Pricing Act"); and

  •
  Act LVII of 1996 on the Prohibition of Unfair and Restrictive Market Practice (the "Competition Act").

The Electronic Communications Act and the Contract on Universal Service Provision

        The Electronic Communications Act came into effect on January 1, 2004. Under the Act, the NCA, the supreme supervisory body, and the Permanent Court of Arbitration for Communications ("CAC") were established.

        Set forth below is a brief summary of certain provisions of the Electronic Communications Act.

        Universal Service.    The Electronic Communications Act provides that universal services are basic communications services that should be available to all at an affordable price. Universal services include access to fixed line voice telephone services of certain quality enabling access to Internet services, a regulated density of public payphones, a public directory of telephone users, national domestic inquiry service as well as free call-blocks and emergency calls. Access to voice services at an affordable price is effected by designation of universal service providers (the Minister shall appoint the most efficient service provider).

        We were designated as a universal service provider and entered into a universal service contract with the Minister. The current contract is valid until December 31, 2008 and can be extended for an additional four years.

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

        SMP Regulation.    On February 11, 2003, the European Commission identified in its recommendation (2003/311/EC) the following 18 relevant product and service markets within the electronic communications sector susceptible to ex ante regulation in accordance with Directive 2002/21/EC on a common regulatory framework for electronic communication networks and services:

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

        The new round of analysis of the 18 relevant product and service markets started in the second half of 2006 and analysis of all of these markets has been completed. Market 17 concerning the wholesale national market for international roaming on public mobile networks has not and will not be analyzed because Regulation No. 717/2007/EC of the European Commission and the Council on price caps applied to wholesale and retail international roaming voice charges and on transparency requirements for the provision of roaming tariffs to end users came into force on June 30, 2007. Magyar Telekom's SMP status has been unchanged compared to the previous round of market analysis and our obligations have been changed only slightly by having more detailed rules apply to our provision of services.

        The aforementioned list of relevant markets taken into account in the market analysis of the NCA was reviewed in the EU in 2006 and 2007. The amended recommendation of the EU that contains the relevant markets entered into force on December 17, 2007. As a result, retail call markets (market 3-6) and the minimum set of leased lines became deregulated as well as wholesale markets for transit services in the fixed telephone network, wholesale trunk segments of leased lines, access and call origination on public mobile telephone networks and broadcasting transmission services to deliver broadcast content to end users. The new recommendation is expected to be applied by the NCA in the next round of market analyses due in 2009.

        Local Loop and Bit-stream Unbundling.    According to the Electronic Communications Act and Government Decree 277/2003, (XII.24.) on "The detailed rules of procedures related to the reference offers and networking contracts", operators with SMP providing unbundled access or broadband access are obliged to unbundle local loops and prepare reference offers for unbundled local loops (whether fully or partially unbundled) and bit-stream access and to provide these services when there is a request for them by other telecommunications service providers.

        Providers with SMP may refuse the request for unbundling only if:

  •
  there are technical barriers or the unbundling would put an unfair burden on the obliged service provider; and

  •
  providing access to the local loop or bit-stream access would endanger the unity of the provider's network.

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

        Magyar Telekom Plc. pays a frequency license fee on the basis of Decree 6/1997 (IV.22.) KHVM on "Frequency Reservation and Usage Fee" and Government Decree 120/1998 (VI.17.) on "Rules of Payment of Frequency Reservation and Usage Fee". Additional rules related to frequency usage include Government Decree 346/2004 (XII. 22.) on "Specification of the National Frequency Allocation Table" and Government Decree 78/2006 (IV. 4.) on "Rules of the Auction and Tender to Obtain the Frequency Usage Right".

        Magyar Telekom Plc. pays a number usage fee for call numbers used by the Company, according to Decree 11/2005 (IX. 28.) IHM on "Fees of Engaging the Identification Numbers Necessary for the Provision of Public Telephone Services".

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

        The Hungarian Parliament approved the Act CLXXIV of 2007 on the amendment of Act C of 2003 on Electronic Communications on December 17, 2007 which came into effect in March 2008.

        The Act includes the implementing provisions for Regulation No. 717/2007/EC of the European Parliament and of the Council of June 27, 2007 on roaming on public mobile telephone networks within the Community and amending Directive 2002/21/EC.

        The Act serves to transpose the following legislation of the European Communities:

  a)
  Directive 2002/21/EC of the European Parliament and of the Council of March 7, 2002 on a common regulatory framework for electronic communications networks and services;

  b)
  Directive 2002/22/EC of the European Parliament and of the Council of March 7, 2002 on universal service and users' rights relating to electronic communications networks and services;

  c)
  Directive 2006/24/EC of the European Parliament and of the Council of March 15, 2006 on the retention of data generated or processed in connection with the provision of publicly available electronic communications services or of public communications networks and amending Directive 2002/58/EC.

        The Act contains a new paragraph introducing a new task for the NCA; it shall—in as much as permitted by law—take account of the recommendations issued by the Commission pursuant to Article 19 (1) of Directive 2002/21/EC of the European Parliament and of the Council of March 7, 2002 on a common regulatory framework for electronic communications networks and services. Where the regulatory authority chooses not to follow the relevant recommendation, it shall inform the European Commission giving the reasoning for its position.

        The main rules of the Act are in connection with the Data Retention Directive. Additionally, this Act obliges the telecommunications service providers to retain data for the purposes of prosecution of criminal offences, national security and national defense.

Mobile Concession Contracts

        Under the Concession Contract, dated November 4, 1993, as amended (the "900 Concession Contract"), between the Minister and TMH, TMH was granted the right to provide public GSM mobile telephone services for 15 years. In November 2007, TMH signed the renewed Concession Contract along with the Cooperation Agreement with the Minister. The new Concession Contract prolonged the duration of the 900 MHz frequency usage right until May 2016. TMH paid HUF 10 billion for the 900 MHz license prolongation and committed to a HUF 20 billion mobile broadband investment obligation in underdeveloped regions of the country.

        On October 7, 1999, an amended 900 Concession Contract was signed, allowing TMH to start commercial service in the 1800 MHz band for 15 years beginning November 26, 2000. By virtue of the amendment to the Concession Contract in 1999, by the end of 2003, the three digital mobile telecommunications service providers had the same spectrum resources allocated to them both on the 900 and the 1800 MHz bands. The DCS 1800 license of TMH will expire in 2014, but extendable without tender for a 7.5 year period. TMH pays an annual concession fee of USD 1 million.

        Frequency Fees.    TMH had frequency usage fee payment obligations for channels allocated by the NCA in the 900 MHz and in the 1800 MHz band. In 2007, TMH paid HUF 3,738 million frequency usage fee for the right to use radio channels in the 2x8 MHz wide Primary 900 MHz band and HUF 275 million for the right to use the radio channels in the 2x15 MHz wide DCS 1800 MHz band.

        TMH also paid frequency fees for the IMT-2000/UMTS band. In 2007, TMH paid HUF 1,058 million frequency fee for the right to use radio channels in the 2x15 MHz wide IMT-2000/UMTS frequency band. In addition, TMH paid HUF 1,101 million in 2007 for the right to use microwave frequencies.

        Fees and Charges.    TMH's subscriber charges are not subject to regulation under the Pricing Act or any ministerial decree.

        Roaming Agreements and Tariffs.    TMH may sign roaming agreements with other public mobile telecommunications service operators outside of Hungary in accordance with the rules of the GSM Association, an association of GSM operators and associated members. A new Regulation (of the European Parliament and of the Council No. 717/2007/EC) applies specific caps on wholesale and retail international roaming voice charges and sets transparency requirements for the provision of roaming tariffs to end users. Text messaging and data communications are not covered immediately but subject to regulatory monitoring. The regulation came into effect on June 30, 2007 but new retail charges (Eurotariff) are applicable from September 30, 2007.

        Market Assessment, SMP Designation Process and Interconnection.    See "—Pricing".

        Termination.    TMH met all of its concession obligations in 2007. If an event of default occurs under the 900 Concession Contract, the NCA may issue a cure notice to TMH. TMH would then have 90 days to agree with the NCA on a plan of action for curing the default. If TMH does not reach an agreement with the NCA or if TMH does not cure any such default within an agreed period of between three to six months, the NCA may issue a notice terminating the 900 Concession Contract. Upon termination of the 900 Concession Contract, TMH would be dissolved under the Concessions Act.

        UMTS.    On December 7, 2004, the NCA awarded TMH the exclusive right to use the frequency blocks of 1920-1935 / 2110-2125 MHz Frequency Division Duplex ("FDD") and 1915-1920 MHz Time Division Duplex ("TDD") for deployment and operation of International Mobile Telecommunications ("IMT") 2000/UMTS mobile telecommunications system (3G system). The duration of the frequency usage right is 15 years (until 2019) with an option to extend for another seven and a half years.

        The right was awarded after a tender process that started on September 1, 2004 and concluded on December 7, 2004. TMH applied for all three frequency blocks ("A", "B" and "C") separately and won the usage right of frequency block "A". The right to use the frequencies vested upon payment of the first installment of the license fee on December 27, 2004.

        TMH was obliged by the term of the license decree to start commercial IMT-2000/UMTS service in the inner city of Budapest within 12 months of the grant of the license. This obligation was met. It was also obliged to expand the coverage to 30 percent of the Hungarian population within 36 months of the license. In December 2006, Magyar Telekom fulfilled the population coverage target of the IMT-2000/UMTS license.

        The license fee for IMT-2000/UMTS was HUF 17,000 million plus reclaimable VAT, payable by the end of 2005. In addition to the license fee, TMH capitalized expenses incurred in connection with the acquisition process of the license. The total amount capitalized was HUF 17,073 million. The IMT-2000/UMTS license right is amortized on a straight-line basis over 15 years from the time of the commencement of the commercial service on August 26, 2005 to the end of the initial license period. The IMT-2000/UMTS license will expire in 2019, but extendable without tender for a 7.5 year period.

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

Broadcasting and Transmission

        Broadcasting and transmission in Hungary are governed by Act I of 1996 on Radio and Television Broadcasting ("Media Act"), Act LXXIV of 2007 on Program Distribution and Digital Switchover ("Program Distribution Act") and the Electronic Communications Act. Under the Media Act and the Program Distribution Act, the National Radio and Television Board ("NRTB") has the primary authority for issuing tenders for broadcasting contracts and registering broadcasters and transmitters and the NCA has the primary authority for issuing tenders in relation to the Digital Switchover.

        National and regional television and radio broadcasting or broadcast "distribution" to local operators generally require registration at the NCA and may be carried out on the basis of a program distribution contract in accordance with the Media Act between the NRTB and the distributor. Frequencies will be assigned under the terms of the Electronic Communications Act and the Program Distribution Act. Entities registered as program distributors are permitted to transmit broadcasts of third parties to subscribers through a cable transmission network or via any other means (satellite, IPTV).

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

Development of the Telecommunications Regulatory Regime in Macedonia

        A new Macedonian law concerning electronic communications (Law on Electronic Communications, "ECL"), which was enacted on March 5, 2005, brings the country's telecommunications regulations closer to the EU regulatory framework, with some transitional provisions. It also provides a number of strict obligations for the existing operators.

        In the second half of 2006, the Government of the Republic of Macedonia enacted a number of bylaws and rulebooks regulating different communication areas. As a result of the intensified implementation, there is a possibility that certain ECL provisions and bylaws will be soon amended. On May 4, 2007, the ECL was amended and criminal responsibility was introduced for the responsible person within the legal entity for not publishing the reference interconnection offer and the offer for unbundled access to the local loop.

  Regulation of Fixed Line Business

        On December 31, 2004, Maktel's monopoly rights in the Macedonian telecommunications market expired, thus making it possible for other network and service providers to enter the Macedonian telecommunications markets, upon the submission of notification to the AEC and the registration thereof. By December 2007, the AEC had registered 43 network operators and 52 providers of public fixed telephony services. Maktel published Network Access Agreement for the VoIP service providers for international calls. In February 2007, the Government of the Republic of Macedonia determined that the concession contracts of three telecommunications operators (Maktel, T-Mobile Macedonia and Cosmofon) do not exist any more according to the ECL, and that these companies should therefore continue their operations according to the provisions of the ECL. After several meetings held between the representatives of the telecommunications operators with valid concession contracts and the Macedonian government, the parties agreed that the current concession contracts should be harmonized with the provisions of the ECL. A draft version of the Contract for harmonization of the provisions of the existing concession contracts with the provisions of ECL was prepared and agreed between the operators and the Ministry of Transport and Communications. The above mentioned Contract is waiting approval from the representatives of European Commission in order to be signed.

        In July 2005, the AEC issued regulations governing the conditions of interconnection. Rules for access to, and the use of, specific network facilities were issued in August 2005, and regulations governing the opening of the local loop to competitors, and carrier selection, were adopted in December 2005.

        On August 8, 2005, Maktel submitted its first Referent Interconnection Offer ("MATERIO") to AEC. The interconnection prices contained in this offer were approved on January 23, 2006. In November 2006, the first interconnection contract was signed according to the conditions determined in the Referent Interconnection Offer ("RIO"). Maktel's first MATERUO was submitted to the AEC on September 5, 2005 and approved on July 19, 2006. The AEC approved the amended MATERIO on December 17, 2007. Changes made by Maktel mainly related to various fees, asymmetrical approach and technical corrections. MATERUO was also amended in 2007 twice by voluntary decreases of the shared access prices and by commercial technical provisions.

        To prepare for competition in its fixed line business, Maktel carried out several changes to its retail pricing structure. For example, Maktel continued to align the prices it charged for network access products and calling services with the underlying costs, and changed its pulse-based charging system to a more customer-oriented time-based charging system with shorter time units. In addition, on the basis of the ECL, the AEC imposed obligation for cost-based prices for wholesale services of Maktel. Because Maktel's monthly fees for network access and the prices it charges for local calls amount to approximately half of the respective EU averages and are below Maktel's approved cost-based wholesale prices, further cost-based realignment of retail prices might become necessary. To the extent that any of its subscriber line prices do not yet fully reflect the cost of service, a negative impact on Maktel's competitiveness in the wholesale and retail markets can be expected. In July 2007, the wholesale ADSL Agreement with competitor OnNet was signed.

        According to the obligations imposed by the ECL, a new number portability bylaw has been published by the AEC on December 27, 2006. Maktel and T-Mobile Macedonia, as operators of publicly available telephone services, must enable their subscribers to retain their geographic and non-geographic numbers when changing telecommunications operators. The number portability was scheduled to be fully implemented by July 1, 2007. The technical description of interfaces and Central Database ("CDB") were issued in March 2007. The AEC announced public tender on April 30, 2007 for the provision of the CDB. The winner of the tender is Seavus to build and manage CDB. Maktel's estimation is that number portability will be implemented in the company network in the third quarter of 2008.

        At the end of January 2008, Maktel submitted amendments to the MATERIO to the AEC, which included provisions for the manner and time of provisioning number portability services in our network.

AEC refused Maktel's voluntary submission with the explanation that number portability is strictly a commercial service and cannot be included as a part of MATERIO. Maktel appealed to the Commission.

        Since the end of 2004, when Maktel's obligation for providing universal services according to its concession contract expired, there has been no operator dedicated as universal service provider. In May 2006, the Government of the Republic of Macedonia enacted a decision for implementation of temporary strategy for universal services, which set the basic strategic decisions. The relevant bylaws regulating the technical parameters, quality requirements and pricing of providing universal services in Macedonia were enacted in the second half of 2006.

        On December 27, 2007, the Commission of AEC decided to publish the public tender to provide universal electronic communications services in Macedonia. On February 22, 2008, Maktel and Cosmofon were selected as candidates to be universal service providers in the prequalification process. Written invitations (without public announcement) by AEC will be sent to selected candidates soliciting their offers to provide universal electronic communications services.

        In 2007, the AEC granted six regional and two national authorizations for radio frequency utilization in the 3.4-3.6 GHz band for realization of a fixed wireless access, WiMAX. According to the tender rules, operators with national licenses are obliged to provide services from January 23, 2008 and operators with regional licenses are obliged to provide services from March 23, 2008. The commercial start of WiMax operators is delayed.

  Regulation of Mobile Business

        The retail services provided by the mobile network operators in Macedonia are currently not subject to price regulation. On June 29, 2007, the AEC has published the draft analysis conducted on call termination services in public mobile communication networks (market 16). Based on the analysis, on November 26, 2007, T-Mobile Macedonia and Cosmofon were designated with SMP status and several obligations were imposed on them, such as interconnection and access, transparency and non-discrimination in interconnection and access, accounting separation, price control and cost accounting. T-Mobile Macedonia appealed this decision. The appeal was rejected by the Commission of the AEC on January 18, 2008.

        As designated SMP on the mobile voice termination market, T-Mobile Macedonia submitted RIO to the AEC on February 29, 2008. On March 28, 2008, the AEC decided to significantly decrease the mobile termination rates. T-Mobile Macedonia submitted an appeal against the decision of the AEC, but on June 12, 2008 the Commission of the AEC, as review board of second instance of the AEC, confirmed the decision of the AEC. As a result, the new termination rates of T-Mobile Macedonia will be applied from August 1, 2008. T-Mobile Macedonia can initiate a procedure before the Administrative Court to dispute the decision of the Commission of AEC.

        In addition, T-Mobile Macedonia might be designated with SMP status on the relevant market for access to public mobile communication networks and services for the purpose of call origination in public mobile communication networks (market 15).

        The third mobile operator, VIP, granted an authorization for radio frequencies utilization in the GSM 900 and DCS 1800 radio frequency bands on the entire territory of the Republic of Macedonia on January 31, 2007 and had its commercial start with its prepaid and postpaid offers.

        The AEC announced a call for expressions of interest for a fourth mobile operator on April 2, 2007.

        In November 2007, the AEC published a public tender for granting one license for 3G radio frequencies utilization. Cosmofon won the tender and is required to start the 3G commercial operations until August 12, 2008.

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

Development of the Telecommunications Regulatory Regime in Montenegro

        Following the privatization of Crnogorski Telekom, the gradual liberalization of the telecommunications markets in Montenegro has started and this process is expected to become more pronounced in the coming years. The 2000 Montenegrin telecommunications law (the "2000 Law") conferred broad authority upon the Montenegrin telecommunications regulator. The 2000 Law established a licensing regime whereby all telecommunications activity must be licensed by the Montenegrin telecommunications regulator. A new competition law came into force on January 1, 2006. A consumer protection law was adopted in May 2007.

        We expect that a new law on Electronic Communications will be adopted in Montenegro by the Parliament in the second or third quarter of 2008. The purpose of the new law will be to make conforming changes in the law to EU legislation, to stimulate competition, to stimulate Internet usage and to encourage investment in the telecommunications sector. We also expect that the current licensing-based regulatory regime will be replaced with an authorization-based regime. Furthermore, the introduction of cost-based pricing and accounting separation obligations, and of the provision of binding reference interconnection offers by operators with SMP, can also be expected. All of these obligations would significantly lower the market entry barriers for new providers in the telecommunications markets, thus leading to market share losses for Crnogorski Telekom in the medium and long term.

        Crnogorski Telekom successfully rebalanced its tariffs on September 1, 2007, eliminating price differences between legal and physical entities and decreasing long distance and international prices. The increase in subscription fees for physical entities was alleviated by the termination of the collection of monthly radio and television subscription fee on behalf the Broadcasting Agency. The collection of radio and television subscription fee by another company or as a tax might decrease the disposable income of households and thus decrease telecommunications expenditures in the future.

        The Agency for Telecommunications and Postal Activities issued secondary legislation obliging Crnogorski Telekom to introduce carrier selection and pre-selection by January 1, 2008. Crnogorski Telekom did not intend to implement carrier selection as it questions the legal basis of the relevant secondary legislation, however, it was obliged to introduce carrier selection from June 1, 2008. The introduction of carrier pre-selection is still under negotiation. VoIP operators licensed by the relevant agency during 2007, plan to use carrier selection to offer cheap long distance and international calls.

        In the first quarter of 2007, T-Mobile Crna Gora and Promonte were awarded with one 3G license each and Telekom Serbia won the combined 2G-3G license. Mtel, the mobile company of Telekom Serbia started operations in July 2007 and begun offering WiMax-based fixed line and broadband services at the end of 2007. Licenses for cable and wireless program distribution systems were also awarded in 2007 and some of the licensees commenced operations offering for the time being media services only. The development plans of the cable operators are based to a great extent on using the underground infrastructure of Crnogorski Telekom.

        Local governments in Montenegro have the authority to levy municipal taxes on telecommunications equipment placed under roads, resulting in a high degree of uncertainty for Crnogorski Telekom with respect to the overall tax liabilities.

Montenegro and the European Union

        Montenegro became an independent state in 2006 and signed a Stabilization and Association Agreement with the European Union at the end of 2007. The Interim Stabilization and Association Agreement came into force on January 1, 2008.

PRICING

Hungarian Fixed Line Operations

  Connection Fees

        Decree 3/2002 (I.21.) MeHVM on "Charges for Voice Telephone Services Provided by Companies with SMP and Price Plans Related to Universal Services" ("the 2002 Fixed Line Tariff Decree") gives service providers the right to collect an additional fee of up to 50 percent of the costs incurred for providing connections in rural areas, if the connection fee does not cover the direct costs of the service provider. Connection fees and subscription charges, but not usage charges, are different for our business and residential customers. We may apply discounts to the published charges but are not allowed to exceed any published charge.

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

        According to the SMP resolutions concerning residential and business access markets, a price cap should apply to subscription fees of various price plans. These SMP resolutions were effective for 2005. A resolution with the same price cap regulation was published in 2007 effective from the end of 2007 until a new resolution is published. The SMP resolutions concerning residential and business access markets extend the applicability of price caps to all subscription fees. The resolutions provide that the maximum aggregate price increase of the subscription fees—business and residential separately—cannot be higher than the actual CPI for the current year.

        This implies that a price check can only be carried out after the year the price cap relates to has ended.

        In 2006, the NCA initiated a controlling process on price cap compliance in all three areas (universal services, residential and business access). We submitted the data required by the enquiry. We were not certain about the calculation method used by the NCA. As a result, there was a briefing on our request on December 15, 2006, at which the NCA informed us of the method to be used. According to the calculation of the NCA, we have breached the price cap by 5.9 percentage points on the residential access market. We disputed the correctness of the method set forth by the NCA. The NCA has not accepted any of our concerns with regards to the method it used to determine our price increase. As a result, the regulator ruled that we are permitted to increase our residential subscription fees until 2010 only in a way, so that the residential subscribers are compensated for the loss they suffered as a result of the price cap breach. The 2007 SMP resolution contains an appendix about the methodology of how the aggregate price increase should be calculated for each year. We did not agree with that methodology, and appealed against the resolution on court. We lost this court case and did not file a subsequent appeal against the court's ruling.

        We slightly increased our subscription fees for the residential market on January 1, 2007 and for the corporate market on March 1, 2007. Traffic fees have not changed significantly in 2007. No significant subscription or traffic fee increase is expected in 2008, either in the residential or in the corporate market.

  Rates for PSTN Access to the Internet

        Since January 1, 2004, retail rates for PSTN access to the Internet are no longer regulated. Since 2002, however, a part of the charge billed to the customer—30 percent in peak time and 10 percent in off-peak time—must be transferred to ISPs. In the case of flat rate Internet access, 13 percent of the fee must be shared with ISPs. This type of revenue sharing remains in operation under the Electronic Communications Act. Since January 1, 2004, Internet call origination and Flat Rate Internet Access Call Origination ("FRIACO") services are part of the RIO and the prices of these services are also regulated within the scope of the RIO (rates approved by the NCA).

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

        For the leased line termination market, the SMP resolution has adopted the "retail minus" pricing rule, requiring us to provide all wholesale leased line access services at prices approximately 33 percent lower than the listed retail prices. We are also required to provide all services identified in the resolution on a national basis. We have complied with this new regulation by reducing our wholesale leased line access prices by the set amount. This regulation only refers to Flex-Com prices.

        A new resolution published in 2008 has identified us as an operator with SMP both in the markets of wholesale leased line access and in minimum sets of leased lines. The only change in the resolutions compared to the prior resolutions is that the resolution on wholesale leased line access now regulates leased lines with the bandwidth of 2 Mbit/s, as opposed to only those below 2 Mbit/s. However, the "retail minus" pricing rule set at 33 percent in the prior resolution may now be changed. The "retail minus" pricing rule is not set in the SMP resolution, but will be determined after the NCA examines the data submitted by us as a result of the obligation in the SMP resolution.

  Regulated Wholesale Prices

        Since December 23, 2001, the interconnection rates are no longer regulated on an itemized basis but as part of the RIO. Since January 1, 2004, local bit-stream access must be offered as part of the Reference Offer for the Unbundling of the Local Loop ("RUO"), which also regulates pricing for the local bit-stream access. The cost methodologies used in the reference offers are provided in the Ministerial Decree 18/2003 (XII.27.) IHM on cost calculation of electronic telecommunications services. The cost-based unbundling and interconnection rates must be approved by the NCA. The reference offers must contain approved rates.

        The NCA published its SMP resolution with respect to the wholesale broadband market, and identified Magyar Telekom Plc., as well as all other LTOs, as operators with SMP. The SMP resolution adopted a "retail-minus" pricing rule for the wholesale broadband market of nationwide bit-stream access service. Pricing for the local bit-stream access service is currently regulated on a cost-based rule under the RUO. A new SMP resolution dealing with the broadband market was published in January 2008. It introduced a new obligation according to which SMP operators have to offer wholesale naked ADSL at regulated prices.

        In the first round of market analysis, we have been identified as an operator with SMP in the voice termination and origination market and the wholesale market on unbundling of copper loops, along with all other LTOs. These SMP resolutions included obligations to submit RIO and RUO to the NCA. The NCA also adopted cost-based pricing rules, based on Long Run Incremental Costs ("LRIC") for the RIO and Fully Distributed Costs ("FDC") for the RUO. We submitted our first draft RIO in June 2005 and first draft RUO in October 2005. After several rejections and repeated submissions the NCA accepted our RIO on May 3, 2006 and our RUO on September 11, 2006. The RIO took effect from September 15, 2005 retrospectively and the RUO from January 20, 2006 also retrospectively. New SMP resolutions for the voice termination and origination markets, as well as the wholesale market of unbundling of copper loops were published at the end of 2007. The resolution about the wholesale market of unbundling of copper loops rules that the tariffs for RUO should be determined by LRIC method as opposed to the FDC method used before. As ordered by the new SMP resolutions, new RIO and RUO were submitted in February 2008. They are expected to be approved in June 2008. By June 30, 2008, we must submit joint RIO and RUO with Emitel, which was a condition of the merger of Emitel and Magyar Telekom Plc. in October 2007.

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

  "Price Squeeze" (Predatory Pricing) Issues

        Under the Electronic Communications Act, service providers with SMP are prohibited from pricing retail network services below their wholesale prices. When service providers reduce their end user prices and it causes a "price squeeze", they are obliged to proportionally reduce their wholesale prices in their reference offers. This provision only applies if the price reduction affects more than 10 percent of subscribers for the service, or the impact of the price reduction exceeds five percent of net sales of the service.

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

        See "Item 8—Legal proceedings" for developments on TMH's SMP designation process and interconnection rates.

Macedonian Fixed Line and Mobile Operations

        Pricing for most of the retail services provided by Maktel is regulated by Maktel's Concession Contract. Pricing and maximum change in prices for these services are based on the price cap method.

        In addition, according to the ECL, based on market analysis the AEC may impose retail price regulations and price controls on operators with SMP in a relevant market. The SMP operator is obliged to keep separate accounting records for its wholesale and retail activities.

        Pricing for dial-up and ADSL access to the Internet, however, is currently unregulated.

        Regulated Wholesale Prices.    During 2006, the AEC approved Maktel's interconnection and unbundling fees (MATERIO and MATERUO) based on the FDC accounting method. However, the current interconnection fees between Maktel and T-Mobile Macedonia are still established based on former interconnection agreement and not yet harmonized with MATERIO. New MATERIO-based interconnection agreement has been signed with Cosmofon for both fixed and mobile network of Cosmofon. The third mobile operator, VIP, has a MATERIO-based interconnection agreement as well. Cosmofon and T-Mobile Macedonia are designated as SMP in the mobile telephony market and currently they are in the final stage of signing the MATERIO-based agreement between themselves and with other interconnection partners. According to the relevant bylaw, Maktel submitted LRIC methodology for interconnection fees in July 2007 and for unbundling fees in December 2007.

        On December 21, 2006, the AEC decided to change the interconnection fees. The level of the fees was determined according to benchmarks and was mainly based on Maktel's retail fees without taking into account the costing model prepared by Maktel as prescribed by the relevant law. On February 14, 2007, the AEC decided to change the unbundling fees based on benchmarks. In May 2008, AEC imposed decision to decrease the interconnection and local loop unbundling fees by about 18 percent based on LRIC costing methodology submitted by Maktel. There fees are applicable from June 1, 2008.

        The level of wholesale regulated prices directly depends on the finalization of the price adjustment of Maktel's retail regulated prices. In case Maktel does not increase its retail prices that can lead to significant decrease of wholesale regulated prices and/or the competitors may initiate procedures against Maktel for abusing dominant position on the market.

        Based on the decision of the Commission for Protection of Competition, Maktel introduced a wholesale digital leased line product in November 2007. The wholesale products are offered at prices which are 30 percent lower than retail prices.

ORGANIZATIONAL STRUCTURE

        MagyarCom, which is fully owned by Deutsche Telekom, owns 59.21 percent of the outstanding ordinary shares of Magyar Telekom.

        For a list of principal operating subsidiaries and associates of the Company as of December 31, 2007, see Note 2.2 to the consolidated financial statements.

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

        Since February 2005, Magyar Telekom Plc.'s real estate development, investment, operations and management activities have been outsourced to DeTe Immobilien-Hungary Zrt. The Company's real estate department, however, continues to handle strategic management and control of its real estate holdings.

        In 2007, we evaluated the results of our real estate outsourcing activities, the merging of tasks within the Company as well as the possible extension of the real estate management within the group. Based on the results of this review, a new real estate organization has been set up from April 1, 2008. Its strategies, areas of operation and directions of development will be determined during 2008.

        Maktel outsourced its real estate management operations to a third party starting from April 1, 2006.

        The number of sites used by Magyar Telekom is approximately 7,800, out of which approximately 2,800 sites are owned by the Company and approximately 5,000 sites are leased. The total area of properties used by Magyar Telekom as of December 31, 2007 was approximately 1,200,000 m2.

        The majority of sites used in our operations are smaller than 100 m2. Approximately 55 percent of the total area is used to house telecommunications equipment and other technical devices. The largest site is our headquarters building located at Krisztina krt. 55 in Budapest, with floor space of 35,000 m2.

INFRASTRUCTURE AND TECHNOLOGY

T-Com and T-Systems operations in Hungary

        The following table provides information on the length of the copper and fiber optic cables contained in Magyar Telekom Plc.'s access, backbone and rural area networks in Hungary at December 31, 2007, and each of the two prior years in kilometers:

	At December 31,
	2005	2006	2007
	(in kilometers)
Copper cable	158,112	159,951	161,457
Fiber optic cable	14,376	15,026	15,454

        Expansion of Access Networks.    At the end of 2000, we began to offer broadband Internet access services, based on ADSL with Asynchronous Transfer Mode ("ATM") technologies. In 2004, we selected Ethernet-based Digital Subscriber Line Access Multiplexers ("DSLAMs") to provide a more cost effective ADSL solution together with the ATM technology already in use. The ADSL transmission system provides high-speed digital access to any data network over existing copper wires without interruption of Plain Old

Telephone Service ("POTS") and ISDN2 services with the data speed of 1, 4, 8 and 18 Mbit/s. In 2007, we continued the roll-out of the ADSL technology nationwide. At the end of 2007, more than 600,000 customers were using ADSL lines for connection to the Internet. By the end of 2007, our infrastructure allowed up to two million of our analog and ISDN2 subscribers to have access to the ADSL service. This represents coverage of over 1,200 towns and cities and approximately 86 percent of the population in our service area. In 2008, we plan to introduce the VDSL2 technology to provide high-speed data access with data speed of 25 and 50 Mbit/s.

        We used fiber optic cables for our fixed line local loop networks for approximately 130,000 customers at the end of 2007. We installed a substantial amount of local network fiber optic cable in Budapest, where segments of the old cable network were in poor condition and where we believe the demand for high capacity and high quality transmission will be the greatest (e.g., shopping malls, industrial parks). We plan to extend our local fiber optic network both inside and outside Budapest to cover new business demands in existing areas, mainly to provide broadband services through optical access as well.

        Backbone Network.    We have a digital fiber optic national long distance network that connects local primary area networks. We have implemented the DWDM technology and Synchronous Digital Hierarchy ("SDH") systems in both the national long distance and Budapest networks. The countrywide DWDM backbone network, installed in 2006, provides high capacity (maximum 64 times 10 Gbit/s) in the most important areas of Hungary, as well as in international directions. In 2007, we carried out capacity and geographical extensions of the DWDM network. Optical cables were installed in TMH's main transmission networks to serve 3G and the core network. In addition to cost advantages, SDH systems provide a flexible transmission infrastructure with automatic transmission paths. We use a new generation of the SDH system that, besides increasing network availability and transmission capacity, enables new services, such as data transmission (e.g., Ethernet). Since we currently have a robust optical backbone network, we have no immediate plans for expansion.

        IP/MPLS.    Since 2000, we have provided Internet access and IP-VPN services on the same IP/MPLS platform. The network is built-up of Gigabit Ethernet ("GE") and 10GE connections. The network has several access options (dial-up, leased line, broadband DSL, CATV, Ethernet) with PoPs in each primary area in Hungary. Available services include L2 (Layer 2) VPN, IP-VPN (scalable interconnection for corporate sites with Integrated Voice and Data option), IPSec and xDSL to Virtual Private Networks, Virtual Private Dial-up Network and wholesale Internet services for ISPs. The connectivity network that concentrates xDSL traffic towards the IP core is based on ATM and Ethernet technology. In 2007, we developed a carrier-grade IP core network to be able to ensure high availability, demanded quality of service, scalability and security for triple-play, VoIP and broadband data communication services, and also for the common T-Com and T-Mobile IP platform. In 2007, significant capacity, quality and functional upgrades have been performed, including the development of the countrywide 10 Gbit/s core network, installation of new GE and 10 GE connections, duplications of devices to increase redundancies, and changes of old devices. Further Quality of Service ("QoS") and high-availability features are planned in 2008 in order to increase network capacity according to traffic demand, to install new network functions and to develop connectivity and integrity with different communication networks to become an appropriate transport platform for NGN and triple-play services.

        The IP core and access network was developed to provide broadband digital video transmission to utilize multicast technology alongside QoS as a wholesale product.

        Development of our traditional (such as PSTN/ISDN) networks has been limited to maintenance and legal compliance purposes. The key focus has instead been on development of technologies and networks compatible with or forming a part of NGN, such as VoIP. In 2005, Voice-over CATV, Integrated Voice and Data service ("IP Complex Plus") and Voice-over Internet ("KLIP") have been introduced. In 2006, we continued to deploy a carrier-grade multi-service overlay NGN. We also launched the commercial IPTV service at the end of 2006 together with T-Online. An IP Multimedia Subsystem was installed in 2006, which is considered to be the base for future multimedia services to be provided on broadband. In 2007, we launched IP-based Publicly Available Telephone Service ("PATS"). In 2008, we continue to deploy a carrier-grade multi-service NGN and launch new services, such as IP Centrex, video-telephony, Click-to-dial.

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

        This operational support system environment permits us to focus on our customers' needs, to offer more personalized services, itemized billing, to bundle products and services in price plans and to generate a single bill for customers with multiple locations. In 2007, we created the basics of the centralized alarm supervision and the support systems for IPTV, VOIP and Xplay services have been developed and initiated using the legacy systems. We also introduced an automatic trouble shooting support system along the Next Generation Operation Support System conception. In addition, a tender for an automatic establishment support system of NGN services will be launched.

T-Mobile operations in Hungary

        GSM Network.    TMH operates a nationwide GSM public digital mobile network in the 900 MHz band with 8 MHz duplex spectrum since 1994, in the 1800 MHz band with 6 MHz duplex spectrum since 1999 and in the 1800 MHz band with a total of 15 MHz duplex spectrum since January 2004. To guarantee the best possible service quality for our customers, we are dedicated to the continuing network roll-out to meet traffic and coverage demands. The deep indoor coverage for GSM in cities over 100,000 inhabitants, including Budapest, was increased up to 97 percent as of December 31, 2006. Indoor coverage was not increased in 2007.

        EDGE Packet Switched Data Service.    Commercial EDGE service was launched at the end of 2003. EDGE covered 59 and 74 percent of the population by the end of 2005 and 2006, respectively. The peak data rate was increased to around 200 Kbit/s in 2005. By the end of 2007, the EDGE population coverage reached 77 percent.

        Universal Mobile Telecommunications System ("UMTS") and High Speed Downlink/Uplink Packet Access ("HSDPA").    The 3G network enables—besides rapid data transmission and video-telephone—more comprehensive and interesting content than before, including, in addition to image and text, fast transmission of high quality multimedia materials. In December 2004, TMH was awarded a 3G service license and was granted the use of 15 MHz duplex and 5 MHz unpaired 3G spectrums until 2019. In August 2005, TMH launched commercial UMTS service, first in Hungary. On May 17, 2006, commercial HSDPA service was launched in the internal districts of Budapest, also as a first operator in Hungary. For the time being, each 3G cell is capable of HSDPA, therefore the UMTS/HSDPA population coverage reached 53 percent by the end of 2007, serving 118 towns in Hungary. The network allows 7.2 Mbit/s nominal downlink speed in Budapest and 3.6 Mbit/s in other areas. HSUPA is provided with 1.4 Mbit/s in Budapest as well.

        WLAN project.    In the frame of the WLAN program "Small settlements", 110 access points have been rolled out during 2006 making "Internet Fix" service available in 120 towns. In 2007, the capacity was upgraded, based on traffic demand. By the end of 2007, our subscribers were able to roam abroad in the hot spots of nine international mobile operators offering Public Wireless Local Access Network ("PWLAN") service.

        Special Project TETRA.    In 2005, TMH took part in the exclusive mobile tender of the Hungarian Government. We established a new entity, Pro-M, for providing TETRA services for governmental organizations. The network uses the 380-400 MHz spectrum, applying TETRA technology. By December 2006, TMH completed the roll out of the contracted system. The TETRA network operated with 237 sites and four switches with a further ten sites and two repeaters added in 2007.

T-Com operations in Macedonia

        Maktel endeavors to maintain its network at a high technological level to offer and provide a wide range of products and services that will satisfy customers' demands. In 2007, we made significant efforts to upgrade the network to extend its capacities in order to support strong growth of broadband services.

        The PSTN/ISDN network in the Republic of Macedonia has been fully digitalized since the end of 2003. The liberalization of the telecommunications market required Maktel to perform a substantial upgrade of the PSTN/ISDN platform. With the upgrade, switching systems are able to support carrier selection and pre-selection functions. In 2006, Airspan-based VoIP platform was installed in the network for the purposes of terminating and originating international VoIP calls as well as for providing business VoIP services. In 2008, we expect to finalize the implementation of number portability.

        Maktel's primary area networks are connected to the fiber optic national long distance network. The SDH technology has been implemented in the backbone network, in the transmission networks in Skopje and other cities in the country. For connection of Remote Subscriber Units, Plesiochronous Digital Hierarchy ("PDH") equipment is used as well. In 2007, Maktel completed the first phase of the implementation of its DWDM network and metropolitan DWDM network in Skopje.

        The existing copper-wire network is a good basis for introduction of broadband services based on the DSL technologies. At the end of 2003, Maktel introduced broadband Internet access services based on the ADSL technology. For connection of business customers Metro Ethernet equipment is used. Key business customers are connected to the network with optical cables.

        In 2006, Maktel installed the Intrusion Detection and Prevention System in order to protect its users from Denial of Service ("DOS"). In 2007, Maktel started to redesign its IP/MPLS backbone network. The redesigned IP network will provide IP transmission capacities both for HS Internet and new IPTV services. The dual-star IP/MPLS network is connected to the global Internet network through two main Internet gateways. Available services include IP-VPN, ADSL High Speed Internet Access, ADSL-based VPN service, dial-up Internet access, Video Surveillance, Internet Symmetrical Access, wholesale Internet services for ISPs, web services, content-oriented services and video streaming. All existing Frame Relay/X.25 services have been migrated to IP-based VPN service.

T-Mobile operations in Macedonia

        T-Mobile Macedonia has built a high quality and high capacity network that meets the requirements and needs of its growing subscriber base.

        The Radio Access Network consists of 574 base stations installed on 425 sites, 3,879 transceiver units, 168 microwave transmission hops and 113 repeaters. The Core Network and Supporting systems consist of two Home Location Registers, three Mobile services Switching Centers and five Base Station Controllers installed on four different sites. Additionally, Prepaid node, GPRS Support node, SMS/VMS/MMS are operating via T-Mobile network. All network elements are centrally controlled and monitored via Operation and Support System located in Skopje.

        Rating and billing platforms provide enhanced and seamless services for the entire prepaid and postpaid customer base as well as for the interconnection partners. Our comprehensive solutions for promotions, discounts and incentives provide extensive flexibility for tailored offerings and customer satisfaction. Back-end systems enable content aggregation from various content-delivery partners, simultaneously availing sophisticated m-payment, m-charging, messaging and remote configuration methods for the plethora of services.

        T-Mobile Macedonia has also built functionalities to host the third mobile entrant on the local market, while simultaneously enforcing our capabilities for even more business processes automation, as well as data security and availability.

ENVIRONMENT PROTECTION

        The management committee of Magyar Telekom adopted the Sustainability Strategy of the Company in January 2005 to strengthen our commitment to sustainable development.

        As a part of our commitment to sustainability, we developed a sustainability section for Magyar Telekom's website (http://www.magyartelekom.hu/english/aboutmagyartelekom/sustainability/ma in.vm). This section includes our reports and news relating to sustainability and discusses our philosophy and approach to sustainability.

ITEM 4A—UNRESOLVED STAFF COMMENTS

        Not applicable.

ITEM 5—OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion should be read together with the consolidated financial statements, including the accompanying notes, included in this annual report. The consolidated financial statements, the accompanying notes as well as the discussion of results presented below have been prepared in accordance with IFRS. Revenues and operating expenses discussed under "—Results of Operations—By Segment" do not reflect intersegment eliminations.

        The strategies and expectations referred to in the following discussions are considered forward-looking statements and may be strongly influenced or changed by shifts in market conditions, new initiatives we implement and other factors. We cannot provide assurance that the strategies and expectations referred to in these discussions will come to fruition. Forward-looking statements are based on current plans, estimates and projections, and therefore, you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statements in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. Please refer to "Forward-Looking Statements" and "Item 3. Key Information—Risk Factors" for descriptions of some of the factors relevant to these discussions and other forward-looking statements in this Annual Report.

MANAGEMENT OVERVIEW

General

        Management of our company provides the following discussion and analysis to present an overview of our financial condition, operating performance and prospects from management's perspective.

        Magyar Telekom continued to deliver strong financial performance in 2007 amidst a difficult competitive and macroeconomic environment. Our ability to not just fulfill, but exceed some of our targets for this year illustrates the success of our strategy aimed at maintaining our leadership position in our key core markets. Group revenues increased by one percent in 2007 compared to the previous year. In addition, the total additions to tangible and intangible assets to sales ratio—excluding the GSM license extension fee—was below 14 percent, in line with our target.

        Whilst mobile substitution and competition from cable and alternative service providers continued to drive the revenue decline in the Hungarian T-Com segment, the increase in Internet and multimedia revenues partly offset the decline in the fixed line voice market. Our broadband customer base increased by 25 percent to just under 717,000 during 2007. After a slow start, IPTV customer growth gained momentum in the second half of the year, reaching over 9,000 customers by year-end. Our online social network, iWiW also saw strong growth and now counts one in three Hungarians and around 85 percent of Internet users as its members, a cumulative five-fold increase since its acquisition by Magyar Telekom in 2006.

        Our international fixed line businesses in Macedonia and Montenegro also experienced strong competition in 2007. While revenues in Macedonia were down by 7 percent mainly due to strong mobile substitution, in Montenegro the decline in voice retail revenues was offset by increasing wholesale and Internet revenues. In addition, Montenegrin tariff rebalancing positively affected financial performance with revenue growth of 12 percent in 2007. In both countries our focus remains on cost cutting and broadband expansion. In 2007, the number of ADSL lines in Macedonia nearly tripled and also more than doubled in Montenegro. In addition, in November 2007, we introduced IPTV service in Montenegro with great success, attracting more than 10,000 customers by year-end.

        Within the T-Systems segment, system integration and IT revenues increased by 76 percent due to the consolidation of the newly acquired subsidiaries. Together with KFKI and T-Systems Hungary, we became the leading service provider in the IT and system integration market in Hungary. This is a great achievement considering that three years ago Magyar Telekom had no presence in this market. Our full-scale service offering has allowed us to introduce bundled IT-telecommunications products to the market and capitalize on cross-sale opportunities. As a result, revenues from these services were able to compensate for the eroding voice traffic in 2007.

        Despite the difficult regulatory and competitive environment, T-Mobile Hungary can look back on a successful year. Our customer base increased by nearly 10 percent and we maintained our clear leadership position with a market share—based on active SIM cards—of above 45 percent, while penetration increased to 110 percent by the end of the year. Despite the added pressure on our mobile revenues as a result of the cut in mobile termination fees and the EU-level roaming regulation, T-Mobile achieved an increase in revenues. In mobile broadband, an important source of growth for Magyar Telekom, the number of customers exceeded 152,000 by the end of the year. We believe that focus on mobile broadband and value-added services is essential to maintaining our leadership in service quality and innovation.

        Both Macedonia and Montenegro saw an increase in mobile competition due to the entry of third operators in both markets in the second half of 2007. In Macedonia, strong customer growth and higher usage counterbalanced the negative impacts of increased competition. As a result, mobile revenues were up by 9 percent in 2007. In Montenegro, successful customer acquisition and an improvement in the customer mix allowed T-Mobile Crna Gora to become the market leader in the postpaid segment. Furthermore, the company was the first in the country to launch mobile broadband services in June 2007.

Net revenues and net profit

        Our total revenues grew by 9.1 percent from HUF 615,054 million in 2005 to HUF 671,196 million in 2006. The increase in revenues was mainly due to higher revenues from mobile telecommunications services, which grew by 14.5 percent from 2005 to 2006, driven mainly by Pro-M's TETRA activities in the Hungarian mobile operations. Since the main part of the TETRA network was completed in 2006, we had a significant one-off revenue increase that year. The higher system integration and IT revenues as well as higher broadband Internet revenues also contributed to the growth, and were only partly offset by lower voice retail revenues from outgoing domestic and international traffic in the fixed line telecommunications services. The longer consolidation period (12 months in 2006 compared to nine months in 2005) of Crnogorski Telekom also contributed to the revenue growth.

        Total revenues showed a slight increase of 0.8 percent from HUF 671,196 million in 2006 to HUF 676,661 million in 2007. Higher system integration and IT revenues, higher mobile revenues (excluding TETRA-related revenues) as well as the growth in broadband Internet revenues was mostly offset by the drop in voice retail revenues in our fixed line telecommunications services and lower TETRA-related revenues.

        In 2007, net income declined year-on-year by 20.3 percent to HUF 60,155 million driven by the expenses of the headcount reduction program (HUF 27.5 billion in 2007 including headcount reduction-related expenses, a portion of which was attributable to contractual termination expenses for key managers), higher investigation-related expenses (HUF 5.7 billion in 2007, compared to HUF 4.1 billion in 2006 (due to the extension of the investigation to review of several contracts of our Macedonian subsidiary), the higher financial expenses and the introduction of the solidarity tax as of September 2006.

Dividend

        Our Management Board and Supervisory Board proposed a dividend of HUF 74 for each Magyar Telekom share carrying dividend rights. This proposal was approved by our shareholders at the 2007 annual general shareholders' meeting scheduled on April 25, 2008.

Organizational Structure and Business Activities

        The headcount reduction is part of our overall aim to simplify the group structure and increase efficiency. The new organizational structure, focusing on customer segments, has been in force since January 1, 2008. We have also made significant improvements in reducing the number of subsidiaries: we have merged Emitel and the access business of T-Online into the parent company and have also decreased the number of subsidiaries at the T-Systems unit from six to two.

Basis of presentation

        The consolidated financial statements of Magyar Telekom have been prepared in accordance with IFRS as issued by the IASB.

        Magyar Telekom reports results for its business segments primarily based on products and services that are subject to risks and returns that are different from those of other businesses. The primary reporting segments are based on the business lines of the Group. Before 2007, Magyar Telekom had two business segments, Fixed Line and Mobile. From January 1, 2007, Magyar Telekom split up its Fixed Line segment into T-Com, T-Systems and GHS. Comparative segmental information for 2005 and 2006 has been restated on the basis of these new segments. The Mobile segment remained substantially unchanged.

        The Group will adopt IFRS 8 in 2009, which will result in a significant restructuring of the Group's segment disclosure. The Group restructured the way chief operating decision makers will decide on allocation of resources as of January 1, 2008, which is significantly different from the reportable segments of the Group in 2007. From 2008, the Group's segments are measured at different earnings level, which is not accepted by IAS 14, the current standard on segment reporting. As no comparatives will be available next to 2008, the Group can not early adopt IFRS 8 in 2008.

        In 2005, Magyar Telekom acquired a 76.53 percent interest in Crnogorski Telekom. Crnogorski Telekom's balance sheet was consolidated in our accounts as of March 31, 2005, and the results of Crnogorski Telekom are included in our consolidated income statement from the second quarter of 2005. The changes in our revenue and expense lines are partly explained by the full year inclusion of Crnogorski Telekom in 2006 compared to the nine-month consolidation in 2005. In 2006, the depreciation of HUF against the Macedonian Denar ("MKD") and EUR had a significant effect on the revenues and expenses of our Macedonian and Montenegrin operations. In 2007, the HUF strengthened against the MKD and EUR on average, affecting all revenue and expense lines at our Macedonian and Montenegrin subsidiaries.

        In the 2007 financial statements of Magyar Telekom, bank balances with original maturities over 3 months have been reclassified and now are shown as financial investments as opposed to the presentation in prior years, when these were disclosed as cash and cash equivalents, which was not in line with the policies of the Group. Prior year disclosures have been restated accordingly. The reclassification had no impact on equity, net income or EPS.

        From 2007, the Group changed the classification of certain items in the Cashflow statement. The classification in the 2005 and 2006 Cashflow statements have been amended to provide comparable information with the 2007 disclosure.

Critical Accounting Estimates

        The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with IFRS. Reported financial conditions and results of our operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements.

        Critical accounting estimates are defined as accounting estimates and assumptions where:

  •
  the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and

  •
  the impact of the estimates and assumptions on financial condition or operating performance is material.

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

Recent Accounting Pronouncements

        We have reviewed the new standards, amendments and interpretations to existing standards that have been published but which are not yet effective and have not been adopted by the Group prior to their effectiveness. For a list of recent IFRS accounting pronouncements, see Note 2.1.3 to the consolidated financial statements.

Outlook

        The telecommunications industry is undergoing a major change globally. We have observed several long-term trends which are changing the structure of the Hungarian telecommunications market. Key drivers of the long-term trends include changes in technology (i.e., IP-based broadband products and solutions, emerging wireless broadband technologies), customer requirements (i.e., mobility and ease of use, triple-play solutions), competition and regulation (i.e., low barriers to entry, new business models).

        To adapt to these changes in the market, Magyar Telekom introduced a new management and organizational structure on January 1, 2008 in order to enhance service quality and improve cost efficiency, as well as exploit new, innovative service and business opportunities. The ongoing technological development and innovation, changes in customer demand, as well as the changing market dynamics and convergence experienced throughout the industry, have resulted in a shift of focus away from technology and towards the demands of individual customer segments. As a consequence, Magyar Telekom's operational structure in telecommunications services must be aligned with this development to allow the company to continue to cope successfully with intensifying market competition.

        Magyar Telekom's current plans and outlook are based on our best knowledge and expected circumstances. Nevertheless the behavior of our competitors can hardly be predicted completely. Therefore a stronger than assumed impact of alternative operators, new market entrants and new solutions in any country where Magyar Telekom is present could result in a negative impact on our business performance.

        We should emphasize that each of our business segments is affected by its unique business environment, and we are subject to circumstances and events that are yet unforeseen or beyond our control. We have identified several risk factors which may affect our business in the future including changes in the regulatory environment, changes in competition, the unforeseeable effects of the announced stabilization package of the Hungarian government and changes in the foreign exchange rates. See the detailed description of these and other risk factors in "Item 3—Risk Factors".

        We expect that our core business units will be able to continue to generate strong cash flows. However, there are some significant elements that can have negative effects our cash flows, for example, the roll-out of EDR infrastructure and potential acquisitions. Despite these effects, we expect to generate positive cash flows in 2008.

Revenues

        The following reflects our current expectations with respect to our plans and initiatives:

        In fixed line operations, we expect continued decline in fixed line voice revenues due to continued line reduction and fixed line unit price erosion driven by mobile substitution and the increased competition in the fixed line market, including competition from VoIP or Voice over cable television ("VoCATV") providers. As indicated in our strategy, to mitigate the decrease in fixed line voice revenues we are now moving from the traditional traffic-based revenue structure to an access-based revenue structure, which will allow us to substitute declining traffic revenues with content, entertainment and bundled access revenues. Fixed line inter-connection tariffs are expected to be reduced gradually further in 2008 and in the years after, having additional negative impact on our fixed line revenue streams.

        As the leading broadband provider in Hungary, we are committed to accelerating growth in country-wide broadband penetration by applying a multi-access cost-efficient approach.

        We aim to move towards content and media businesses to support traditional access services and build new revenue streams and exploit new revenue sources. We are seeking new revenue sources by entering new non-traditional telecommunication markets such as transactional services and commerce to generate new revenue streams in case a potential business opportunity arises to capture potential growth opportunities on new converged market areas. Recent acquisitions, together with the T-Online capabilities, have enabled us to achieve success in that segment. On the other hand, we experienced a slow-down of the growth-rate of the broadband market in the second half of 2007. If the weak demand continues in 2008, it could negatively impact the growth of the segment.

        In Macedonia, increasing competition has already begun in the fixed line segment, with the competition in international incoming and outgoing fixed-to-mobile and long distance calls. Further competition is expected from the entry into the market of the third Macedonian mobile operator VIP in September 2007 and from Macedonian CaTV operators, which are expected to provide Internet and fixed voice on the same platform.

        Crnogorski Telekom's improvement was significant in 2007 despite increasing competition (international termination, CATV launch). Promonte, the Montenegrin market leader in mobile telephony has acquired a license for international voice traffic which is valid from January 1, 2007; however Promonte continued to use Crnogorski Telekom's network during 2007. This is expected to change in 2008. The Montenegrin Telecommunication Agency awarded licenses of cable television services to 10 companies. These new providers are expected to enter traditional telecommunications markets in 2008, and will increase competition. The launch of the third mobile operator also imposes pressure on the fixed line market.

        To maintain sustainable competitiveness in the corporate sector, we have committed to further developing our IT competencies by focusing on complex service offerings through managed services, system integration and outsourcing through consultant services to corporate customers. Expanding our business operation to these new areas with lower profitability results in a dilutive effect on the profitability both on fixed segment and Magyar Telekom Group level.

        In the mobile operations, market penetration in Hungary is now almost saturated, and we expect lower growth rates due to a smaller number of potential new subscribers. This trend is partly offset by the migration of prepaid customers to postpaid packages and the future growth potential of value added and data services, which is supported by the continuing roll-out of UMTS and HSDPA services. Accordingly, leveraging on our newly built HSDPA capacities and market leadership in 3G coverage and quality is one of T-Mobile Hungary's primary strategic priorities on the fast growing wireless broadband market.

        The expected growth driven by customer base and mobile data is off-set by regulatory measures. Adoption of EU regulations on roaming coupled with the continuation of gradual cuts in mobile termination fees are expected to decrease revenues significantly. As a combined result of these factors, we expect stable net revenue generation in the Hungarian mobile segment in 2008.

        Magyar Telekom renewed its mobile concession contract for use of the 900 MHz frequency that expires on November 4, 2008 for an additional term of seven and half years according to an agreement with the Ministry of Economy and Transport. In addition to payment of the HUF 10 billion concession fee, Magyar Telekom has undertaken to spend at least HUF 20 billion in the next two years to further increase mobile broadband coverage in Hungary.

        The government of Macedonia approved Austrian Mobilkom's bid to become the country's third mobile operator at the beginning of 2007. In line with the license rules, the new operator "VIP" launched services in September 2007. The entry of VIP into the market resulted in increased competition on Macedonian mobile market. As a result of intensified competition, we do not expect growth in mobile revenues in Macedonia.

        In the Montenegrin market, subscriber growth continued in 2007 and was a key driver in net revenue growth. In 2008, we expect a slowdown of subscriber growth as the markets became increasingly saturated. The new entrant—Telekom Serbia ("MTS")—started a rush expansion, and we expect the very sharp competition to continue in 2008. The Telecommunication Agency has also awarded three licenses for providing 3G mobile services. Despite intensifying competition we expect further growth in mobile revenues in Montenegro.

Expenses

        In line with our strategy, we plan to improve our internal operational efficiency in all business segments. We announced a headcount reduction plan in October 2007. The measures are expected to decrease the Group-level headcount by 15 percent by the end of 2008 compared to end of June 2007. The majority of the headcount reduction was implemented at the end of 2007; the remainder will be implemented gradually in 2008. The headcount reduction includes our Macedonian and Montenegrin fixed line service providers as well. We are determined to bring their performance in line with industry best practices and our management is committed to the further simplification and improvement of processes and connected systems. In addition to organizational measures and process improvements, we seek cost savings by leveraging our group-wide synergies in procurement and by gradual integration of support systems.

        Though adopted EU roaming regulations and decreasing termination fees result in lower interconnection revenues, this effect is partially offset by decreasing outpayment costs.

        In line with world market developments and the liberalization of the Hungarian energy market, we have experienced rapid growth in energy prices, high above the inflation level. We expect this trend will continue in 2008, impacting us negatively. We also expect growing expenses in mobile site rental costs as a result of the increasing coverage of 3G services and higher IT costs driven by value added products.

        We plan to reshuffle our brand portfolio in 2008, similarly to our parent company Deutsche Telekom. We intend to introduce a new brand, "T-Home", and current fixed line brands (T-Com, T-Online and T-Kábel) will be pulled from the market. This move will simplify the company's market presence from a customer point of view, but may cause marketing costs to increase in 2008.

Total additions to tangible and intangible assets

        We aimed to reduce the total additions to tangible and intangible assets to sales ratio to below 14 percent in 2007 and succeeded in meeting this target (without the fees for mobile license). Excluding potential acquisitions, we expect this ratio to increase in 2008 to around 15 percent, mostly because of our mobile license contract that includes HUF 20 billion investment obligations for the next two years to increase mobile coverage. We expect an increasing proportion of total additions to relate to high-growth areas in the fixed line segment, such as Internet, broadband and data transmissions, while our mobile segment will continue the roll-out of the UMTS and HSDPA infrastructure.

        According to our strategic directions we are committed to further strengthening and leveraging our presence in the South-East European region. Therefore, we are continuously seeking for further value-creating acquisition and investment targets with even larger scale.

Revenue and EBITDA targets

        The increasing revenue contribution of new services, such as IT and systems integration, will help to maintain revenue levels. However, as these are lower margin services, we expect a slight decline in underlying EBITDA (earnings before net financial expenses, taxes, depreciation and amortization; "underlying EBITDA" excludes investigation-related costs as well as severance payments and accruals) in 2008 compared to the 2007 level.

OPERATIONS REVIEW—GROUP

Revenues

        The following table sets forth information regarding our revenues:

	Year ended December 31,			Year ended December 31,
	2005	2006	2007	2006/2005	2007/2006
	(in HUF millions)			(% change)
Fixed line revenues	320,183	319,187	309,333	(0.3)	(3.1)
Mobile revenues	285,848	327,330	325,767	14.5	(0.5)
SI/IT revenues	9,023	24,679	41,561	173.5	68.4

Total revenues	615,054	671,196	676,661	9.1	0.8

Fixed Line Revenues

        The following table sets forth information regarding our fixed line revenues:

	Year ended December 31,			Year ended December 31,
	2005	2006	2007	2006/2005	2007/2006
	(in HUF millions)			(% change)
Subscriptions	90,550	93,387	90,789	3.1	(2.8)
Domestic outgoing traffic	87,497	69,724	51,423	(20.3)	(26.2)
International outgoing traffic	11,155	10,267	10,107	(8.0)	(1.6)
Value added and other services	8,477	8,902	7,453	5.0	(16.3)

Voice-retail revenues	197,679	182,280	159,772	(7.8)	(12.3)
Domestic incoming traffic revenues	9,530	9,125	10,459	(4.2)	14.6
International incoming traffic revenues	16,049	19,566	19,860	21.9	1.5

Voice-wholesale revenues	25,579	28,691	30,319	12.2	5.7
Internet	39,783	49,733	57,796	25.0	16.2
Data	26,792	27,121	27,440	1.2	1.2
Multimedia	15,037	17,506	18,102	16.4	3.4
Equipment	5,205	4,249	5,395	(18.4)	27.0
Other fixed line revenues	10,108	9,607	10,509	(5.0)	9.4

Total fixed line revenues	320,183	319,187	309,333	(0.3)	(3.1)

        The table below sets forth information regarding average access lines in Hungary, Macedonia and Montenegro:

	Year ended December 31,			Year ended December 31,
	2005	2006	2007	2006/2005	2007/2006
				(% change)
Average access lines in the service areas of Magyar Telekom Plc. (including Emitel):
Residential	2,033,397	1,942,260	1,848,374	(4.5)	(4.8)
Business	255,207	242,192	228,727	(5.1)	(5.6)
Public payphones	23,822	21,706	20,217	(8.9)	(6.9)

Total	2,312,426	2,206,158	2,097,318	(4.6)	(4.9)
ISDN channels	515,900	493,766	476,485	(4.3)	(3.5)

Total	2,828,326	2,699,924	2,573,803	(4.5)	(4.7)

Average access lines at Maktel
Residential	502,712	449,813	418,876	(10.5)	(6.9)
Business	51,767	45,772	42,612	(11.6)	(6.9)
Public payphones	2,633	2,226	2,047	(15.5)	(8.0)

Total	557,112	497,811	463,535	(10.6)	(6.9)
ISDN channels	42,799	41,519	43,600	(3.0)	5.0

Total	599,911	539,330	507,135	(10.1)	(6.0)

Average access lines at T-Com Crna Gora
PSTN lines	177,484	174,739	168,951	(1.5)	(3.3)
ISDN channels	16,860	20,366	21,509	20.8	5.6

Total	194,344	195,105	190,460	0.4	(2.4)

        Voice-retail revenues.    Voice-retail revenues consist of revenues from subscriptions, domestic and international traffic revenues as well as value-added and other services revenues.

        Fixed line voice-retail revenues decreased by 19.2 percent in 2007 compared to 2005, mainly driven by lower domestic outgoing traffic revenues at Magyar Telekom Plc. due to wider use of flat-rate price plans, lower usage and decreased customer base resulting mainly from competition and mobile substitution.

        Subscriptions.    Revenues from subscriptions consist of revenues from monthly subscription fees for price plans. Revenues from subscriptions are principally a function of the number and mix of residential, business and ISDN access lines and corresponding charges.

        Subscription fees showed an increase in 2006 compared to 2005 supported by higher revenues from customized and supplementary price plans at Magyar Telekom Plc. as a higher proportion of our customers chose such plans. The increase was helped by the contribution from Maktel due to favorable foreign exchange movement and higher tariffs as tariff rebalancing occurred in August 2005. The positive effect of the consolidation of T-Com Crna Gora's full year revenues in 2006 also contributed to this increase. These increases were partly offset by decreased ISDN subscription revenues resulting from a lower average number of customers and lower prices in Hungary.

        The decrease in subscription revenues in 2007 compared to 2006 was due to lower revenues in the Hungarian fixed line operations driven by decreased average number of both PSTN and ISDN subscribers. Lower subscription revenues at Maktel were mainly driven by decreased average PSTN customer base. These decreases were somewhat offset by higher subscription revenues at T-Com Crna Gora resulting from tariff rebalancing in September 2007 when subscription fees for residential customers doubled.

        Domestic outgoing traffic revenues.    Domestic outgoing traffic revenues consist of traffic charges for local, domestic long distance and fixed line to mobile calls placed by our subscribers. Domestic outgoing traffic revenues are a function of rates, the total number of telephone calls, the distribution of call duration, the time of day and the mix between more costly domestic long distance or fixed line to mobile calls and less expensive local calls.

        The following table sets forth the total minutes of domestic telephone traffic that our fixed line subscribers generated, including calls from the fixed line network to mobile subscribers:

	Year ended December 31,			December 31,
	2005	2006	2007	2006/2005	2007/2006
	(in thousands of minutes)			(% change)
Magyar Telekom Plc. (including Emitel)	5,126,455	5,037,235	4,518,428	(1.7)	(10.3)
Maktel	1,709,195	1,496,758	1,377,659	(12.4)	(8.0)
T-Com Crna Gora	470,157	479,620	379,341	2.0	(20.9)

        Domestic outgoing fixed line traffic revenues in 2007 amounted to HUF 51,423 million compared to HUF 87,497 million in 2005. Domestic outgoing traffic revenues decreased over the period due to lower average per minute fees, lower usage and loss of fixed line customers mainly due to competition from other fixed line service providers and mobile substitution. We offered several price discounts to customers choosing different price plans. Customized price plans represented 84.9 percent of the lines at Magyar Telekom Plc. at December 31, 2007. The most popular of these plans are the Felezö (Halving) and the Favorit plans. Domestic outgoing traffic revenues decreased also at Maktel primarily due to lower usage and price discounts as a consequence of increasing mobile substitution. The consolidation of T-Com Crna Gora's full year revenues partly offset these decreases in 2006. In 2007, lower domestic outgoing traffic revenues at T-Com Crna Gora reflected mainly the reclassification of calls to Serbia to international traffic from the beginning of 2007 and also the effect of mobile substitution.

        International outgoing traffic revenues.    International outgoing traffic revenues are a function of rates and the number, duration and mix of calls to destinations outside Hungary in case of Magyar Telekom Plc. and Emitel, outside Macedonia in case of Maktel and outside Montenegro in case of T-Com Crna Gora, placed by our fixed line subscribers.

        The following table sets forth information concerning outgoing international traffic(1):

	Year ended December 31,			Year ended December 31,
	2005	2006	2007	2006/2005	2007/2006
	(in thousands of minutes)			(% change)
Magyar Telekom Plc. (including Emitel)	113,315	98,723	85,270	(12.9)	(13.6)
Maktel	31,557	27,455	24,726	(13.0)	(9.9)
T-Com Crna Gora	12,662	13,138	66,759	3.8	408.1

(1)
Excludes minutes from calls placed by subscribers of other local telephone operators and mobile service providers. Our revenues relating to these calls are included in revenues from domestic incoming traffic.

        International outgoing fixed line traffic revenues decreased both in 2006 and 2007. The decrease was mainly due to lower outgoing international traffic revenues at Magyar Telekom Plc. and also at Maktel resulting from lower volume of minutes and decreased prices. The consolidation of T-Com Crna Gora's full year revenues in 2006 partly offset these decreases. In 2007, the decrease was mitigated by a higher amount of outgoing international minutes at T-Com Crna Gora, as after the referendum on independence in May 2006 in Montenegro, calls to Serbia were classified as international traffic.

        Value added and other services.    Revenues from value added and other services consist of revenues from connection fees, fees for digifon services and directory assistance as well as cable TV voice subscription fees.

        Value-added and other services revenues showed a 5.0 percent increase in 2006 as compared to 2005. The increase was owing to higher cable voice subscription fee revenues in line with higher customer number at T-Kábel Hungary and higher premium rate revenues at T-Com Crna Gora. These increases were somewhat compensated by lower amortization of deferred connection fee revenues at Magyar Telekom Plc. T-Com.

        Value-added and other services revenues declined by 16.3 percent in 2007 as compared to 2006 primarily driven by further decreases in deferred connection fee revenues. Lower other services revenues at Magyar Telekom Plc. T-Systems, Magyar Telekom Plc. T-Com, Maktel and T-Com Crna Gora also contributed to the decrease, which was partly offset by a significant increase in cable voice subscription fee revenues resulting from higher customer number at T-Kábel Hungary.

        Voice-wholesale revenues.    Voice-wholesale revenues consist of domestic and international incoming traffic revenues.

        Fixed line voice-wholesale revenues increased by 12.2 percent in 2006 compared to 2005 driven by higher international incoming traffic revenues and increased by 5.7 percent in 2007 compared to 2006 due to higher domestic and international incoming traffic revenues.

        Domestic incoming traffic revenues.    Domestic incoming traffic revenues include amounts related to domestic and international long distance services that we provide to other LTO or mobile customers.

        Domestic incoming fixed line traffic revenues in 2006 decreased by 4.2 percent compared to the same period in 2005. Traffic revenues from LTOs decreased at Magyar Telekom Plc. due to the application of the new RIO prices based on NHH's decision from June 2006 and applied retrospectively for the period September 2005-June 2006. Revenues from call origination and call termination also declined owing to lower RIO fees, partly offset by higher volume of traffic. Incoming revenues from mobile operators decreased at Maktel resulting from lower interconnection prices of international calls. These decreases were somewhat offset by the additional revenue resulting from the full year consolidation of T-Com Crna Gora.

        Domestic incoming fixed line traffic revenues increased by 14.6 percent in 2007 compared to 2006. The growth in this revenue mainly resulted from the previously mentioned retrospective application of new RIO prices in 2006. Higher revenues from local loop unbundling also contributed to the increase at Magyar Telekom Plc. At Maktel, the increase in incoming domestic traffic revenue was driven by new network access contracts with other operators. The increase in T-Com Crna Gora's incoming revenues from mobile operators resulted from higher traffic and higher prices effective from May 2007. These increases were offset somewhat by lower incoming revenues from other fixed line operators at T-Com Crna Gora reflecting the effect of the referendum on independence from Serbia in May 2006.

        International incoming traffic revenues.    International incoming traffic revenues consist of amounts paid by foreign carriers for the use of our network to carry calls placed by their customers.

        The following table sets forth information concerning international incoming traffic of Magyar Telekom Plc:

	Year ended December 31,			Year ended December 31,
	2005	2006	2007	2006/2005	2007/2006
	(in thousands of minutes)			(% change)
International incoming traffic(1)	295,405	316,183	380,006	7.0	20.2

(1)
Includes minutes from calls transited by Magyar Telekom Plc. and terminating with subscribers of Magyar Telekom Plc, other local telephone operators and mobile service providers. Does not include transit traffic and other international services via Hungary.

        International incoming fixed line traffic revenues increased to HUF 19,566 million in 2006 compared to HUF 16,049 million for the same period in 2005. International incoming revenues increased mainly at Maktel due to the 28.6 percent higher international incoming minutes resulting from restricted illegal VoIP traffic and, to a lesser extent, favorable foreign exchange movements. The higher international incoming revenue was also due to the inclusion of T-Com Crna Gora's full year revenues. International incoming traffic revenues were also higher at Magyar Telekom Plc. due to the increased volume of international incoming traffic and higher HUF/EUR exchange rate, partly offset by lower average settlement rates. Higher traffic terminated in Magyar Telekom Plc. and LTO areas was only partly offset by lower mobile terminated international traffic transited by Magyar Telekom Plc. due to migrations of international calls to mobile networks.

        International incoming fixed line traffic revenues increased slightly by 1.5 percent to HUF 19,860 million in 2007 as compared to 2006. International incoming revenues increased mainly at T-Com Crna Gora as interconnection with Telekom Serbia is presented as international in 2007. Higher amount of fixed and mobile incoming traffic and higher interconnection fees with Telekom Serbia also contributed to the increase in T-Com Crna Gora's revenues. This increase was partly offset by lower international incoming revenues at Maktel resulting from decrease in traffic, lower MKD/SDR exchange rate, lower average settlement rates and termination rates. At Magyar Telekom Plc., lower international incoming revenues were primarily attributable to decreased circuit lease fees and less circuit lease contracts as international telecommunications operators have been establishing their own points of presence.

        Internet revenues of the fixed line operations grew both in 2006 and 2007. The growth was due to the strong increase in the number of ADSL, Internet and Cablenet subscribers in the Hungarian fixed line operations. The number of ADSL subscribers grew to 613,051 by December 31, 2007 in Hungary and the number of T-Online Internet connections grew to 505,725. The proportion of higher revenue generating broadband Internet customers has been continuously increasing within the customer base, which also contributed to the revenue growth. By the end of December 2007, the total number of broadband connections reached almost 717,000 in our Hungarian fixed line operations. The number of ADSL and Internet subscribers also increased significantly at our foreign subsidiaries. In 2007, higher content and advertisement revenues in Hungary also positively affected Internet revenues.

	Year ended December 31,			Year ended December 31,
	2005	2006	2007	2006/2005	2007/2006
				(% change)
ADSL connections in Hungary	329,314	512,810	613,051	55.7	19.5
Number of Internet subscribers in Hungary
Dial-up	80,938	31,401	16,357	(61.2)	(47.9)
Leased line	751	656	652	(12.6)	(0.6)
DSL	218,954	336,181	398,265	53.5	18.5
W-LAN	1,467	1,175	598	(19.9)	(49.1)
CATV	26,425	57,587	89,853	117.9	56.0

Total	328,535	427,000	505,725	30.0	18.4

ADSL connections
Maktel	7,798	16,462	48,214	111.1	192.9
T-Com Crna Gora	1,085	6,639	14,428	511.9	117.3
Number of Internet subscribers
Maktel	46,433	47,669	66,822	2.7	40.2
T-Com Crna Gora	26,796	32,429	42,975	21.0	32.5

        Data revenues increased by 1.2 percent both in 2006 and 2007. The continuous migration of narrowband to broadband data products resulted in lower narrowband revenues and higher broadband retail revenues mainly at Magyar Telekom Plc. T-Systems. In 2006, the inclusion of T-Com Crna Gora and Orbitel revenues also contributed to the increase.

        Multimedia revenues showed an increase both in 2006 and 2007 mainly due to the growth in cable TV revenues resulting from the increase in average number of cable TV subscribers and price increases in Hungary.

	Year ended December 31,			Year ended December 31,
	2005	2006	2007	2006/2005	2007/2006
				(% change)
Cable television customers at T-Kábel Hungary	403,631	414,286	418,517	2.6	1.0

        Revenues from fixed line equipment decreased to HUF 4,249 million in 2006 compared to HUF 5,205 million in 2005. Equipment revenue decreased due to lower rental fees of telecommunications equipment and lower PBX charges at Magyar Telekom Plc.

        Revenues from fixed line equipment increased by 27.0 percent to HUF 5,395 million in 2007 as compared to 2006. The increase was mainly driven by higher revenues at Maktel due to more phones, ADSL modems and personal computers sold in 2007. Higher EKG-related rental revenues and higher rental revenues at Magyar Telekom Plc. as well as sale of network in the second half of 2007 at Combridge also increased equipment revenues. These increases were somewhat offset by the decrease at Magyar Telekom Plc. in line with less phones and ADSL modems sold.

        Other fixed line revenues.    Other fixed line revenues include construction, maintenance, rental, wholesale infrastructure service and miscellaneous revenues.

        Other fixed line revenues decreased by 5.0 percent and amounted to HUF 9,607 million in 2006 as compared to 2005 and increased by 9.4 percent to HUF 10,509 million in 2007 as compared to 2006. In 2007, the increase in this revenue line was the result of higher revenues from services provided by Real Estate Management area for Magyar Posta and other companies and higher human resources revenues from educational and holiday services at Magyar Telekom Plc. HQ.

Mobile Revenues

        The following table sets forth information regarding our mobile revenues:

	Year ended December 31,			Year ended December 31,
	2005	2006	2007	2006/2005	2007/2006
	(in HUF millions)			(% change)
Voice-retail	177,770	189,418	195,718	6.6	3.3
Voice-wholesale	37,714	45,859	46,244	21.6	0.8
Visitor	9,519	5,008	6,632	(47.4)	32.4

Voice	225,003	240,285	248,594	6.8	3.5
Non-voice	36,539	40,258	45,068	10.2	11.9
Equipment and activation	23,472	25,280	23,121	7.7	(8.5)
Other mobile revenues	834	21,507	8,984	2478.8	(58.2)

Total mobile revenues	285,848	327,330	325,767	14.5	(0.5)

        The following table provides information concerning TMH, T-Mobile Macedonia and T-Mobile Crna Gora:

	Year ended December 31,			Year ended December 31,
	2005	2006	2007	2006/2005	2007/2006
				(% change)
TMH
Average number of subscribers	4,077,521	4,270,324	4,551,953	4.7	6.6
Average monthly usage per subscriber (minutes)	127	142	149	11.8	4.9
ARPU in HUF
Total subscriber	4,832	4,800	4,542	(0.7)	(5.4)
Postpaid subscriber	10,838	9,849	8,635	(9.1)	(12.3)
Prepaid subscriber	2,239	2,300	2,205	2.7	(4.1)
Enhanced services within ARPU in HUF	621	667	679	7.4	1.8
Average subscriber acquisition cost ("SAC") per customer in HUF	7,062	6,234	6,554	(11.7)	5.1
T-Mobile Macedonia
Average number of subscribers	809,691	901,485	1,022,741	11.3	13.5
Average monthly usage per subscriber (minutes).	63	72	90	14.3	25.0
ARPU in HUF	3,065	3,206	3,054	4.6	(4.7)
T-Mobile Crna Gora
Average number of subscribers	210,193	247,865	363,508	17.9	46.7
Average monthly usage per subscriber (minutes).	127	127	120	0.0	(5.5)
ARPU in HUF	3,745	3,858	3,252	3.0	(15.7)

        Revenues from mobile telecommunications services amounted to HUF 327,330 million for the year ended December 31, 2006 compared to HUF 285,848 million for the same period in 2005. The increase in mobile revenues was mainly due to Pro-M's operations. Pro-M's TETRA activities contributed HUF 18,019 million to total mobile revenues and a similar amount to cost of equipment sales in 2006.

From the second quarter of 2005, the consolidated revenues of T-Mobile Crna Gora, our Montenegrin mobile operator positively affected the revenues from mobile operations.

        Revenues from mobile telecommunications services slightly decreased and amounted to HUF 325,767 million in 2007 compared to 2006. The decrease in mobile revenues resulted from the significant decline in other revenues primarily due to Pro-M's lower TETRA-related revenue in 2007, which was almost offset by higher voice revenue primarily at our foreign mobile operators and higher non-voice revenues at each mobile operator.

        Voice-retail revenues.    Voice-retail revenues consist of revenues from subscriptions and voice-retail traffic revenues.

        Within mobile telecommunications services, voice traffic revenues represent the largest portion of revenues. In 2006, the growth was mainly driven by the inclusion of T-Mobile Crna Gora as well as the higher voice traffic revenues of T-Mobile Macedonia (primarily due to the weaker HUF against the MKD). The traffic revenue generated by TMH's customers increased mainly due to the higher MOU, somewhat compensated by lower average per minute fees.

        In 2007, the increase in voice-retail revenues for T-Mobile Macedonia was due to higher MOU and average customer base, while revenues for T-Mobile Crna Gora resulted from increased customer base, partly offset by lower MOU and lower per minute rates. Higher voice retail revenues in 2007 at TMH resulted from increased average customer base and higher MOU, partly offset by lower ARPU driven by lower average per minute fees and termination rates.

        Mobile penetration reached 109.7 percent in Hungary and TMH accounted for 44.0 percent market share on the basis of total subscribers in the highly competitive mobile market at December 31, 2007. TMH's customer base increased by 15.7 percent from 4,193,855 at December 31, 2005 to 4,853,492 at December 31, 2007. The proportion of postpaid customers increased to 37.0 percent at December 31, 2007 from 31.6 percent at the end of 2005. TMH's average usage per customer per month measured in MOU increased by 17.3 percent from 127 minutes in 2005 to 149 minutes in 2007. TMH's monthly average revenue per user expressed in ARPU decreased by 6.0 percent from HUF 4,832 in 2005 to HUF 4,542 in 2007.

        Higher voice revenues for T-Mobile Macedonia were driven by higher MOU and higher average number of mobile customers, partly offset by lower per minute rates both in 2006 and 2007. The number of T-Mobile Macedonia customers increased by 38.2 percent from 877,142 at December 31, 2005 to 1,212,539 at December 31, 2007. T-Mobile Macedonia's average usage per customer per month measured in MOU increased by 42.9 percent from 63 minutes in 2005 to 90 minutes in 2007. ARPU decreased from HUF 3,065 in 2005 to HUF 3,054 in 2007.

        T-Mobile Crna Gora generated HUF 8,772 million revenues in 2005 (from April 1 to December 31), HUF 13,404 million revenues in 2006 and HUF 17,199 million revenues in 2007 before inter-company eliminations. As of December 31, 2007, T-Mobile Crna Gora had 408,941 customers compared to 208,094 at the end of 2005. The strong increase in the customer base in 2007 compared to 2006 was mainly influenced by the extended repaid voucher lifecycle from three to 11 months effective from October 2006. In 2007, the increase in the customer base was partly compensated by lower MOU and lower per minute fees.

        Voice-wholesale revenues.    Voice-wholesale revenues consist of domestic and international incoming traffic revenues.

        Voice-wholesale traffic revenues increased both in 2006 and 2007. In 2006, the growth at TMH was primarily due to higher interconnection fee revenues received from other mobile service providers due to higher mobile penetration and traffic.

        In 2007, the small increase was partly due to increased incoming international traffic and higher interconnection prices at T-Mobile Macedonia as well as higher interconnection traffic with Cosmofon and VIP. At T-Mobile Crna Gora, the growth resulted from increased interconnection fees with Promonte from May 2007. These increases were almost offset by lower interconnection revenues at TMH in line with decrease in termination rates effective from February 2007.

        Visitor revenues.    Visitor revenues showed a decrease in 2006 as compared to 2005 driven by lower revenues at TMH in line with higher discounts, partly offset by much higher visitor revenues at T-Mobile Crna Gora primarily due to the full year consolidation, and, to some extent also due to increasing tourism.

        In 2007, the growth in visitor revenues reflected a strong increase at T-Mobile Crna Gora driven by higher amount of visitor minutes due to more intense tourism in Montenegro.

        Non-voice revenues.    Within the mobile telecommunications services, non-voice revenues grew by 10.2 percent in 2006 and 11.9 percent in 2007. Non-voice revenues consist of Internet, content and data revenues and represented 13.8 percent of our mobile revenues in 2007. Higher non-voice revenues both in 2006 and 2007 reflect the increase primarily at TMH. In 2006, higher revenues resulted from increased number of SMS and MMS and higher access revenues. In 2007, the strong increase at TMH was due to higher access revenues (data, WAP, Internet, GPRS) and corporate services revenues. The increase at T-Mobile Macedonia resulted from larger customer base and higher number of SMSs.

        Equipment and activation.    Mobile equipment revenues increased in 2006 compared to 2005 due to the increase in TMH's revenues from higher gross additions and higher average handset prices.

        Mobile equipment revenues declined in 2007 compared to 2006 because of the decrease in TMH's revenues as a result of lower average handset prices and lower equipment sales ratio, partially offset by more gross additions to customers. This decrease was somewhat offset by higher equipment revenues at T-Mobile Macedonia and at T-Mobile Crna Gora mainly as a result of higher number of gross additions.

        Average acquisition cost per customer grew by 5.1 percent to HUF 6,554 in 2007 from HUF 6,234 a year earlier at TMH primarily as a result of higher subsidies in the postpaid segment. When calculating subscriber acquisition cost, TMH includes the connection margin (activation fee less the SIM card cost), the sales related equipment subsidy and agent fee.

        Other mobile revenues.    Higher other mobile revenues were due to TETRA-related revenues at Pro-M in 2006 compared to 2005. Since the main part of EDR network was completed in 2006, the decrease in other mobile revenues reflected Pro-M's lower revenues in 2007 as compared to 2006.

SI/IT Revenues

        The following table sets forth information regarding our SI/IT revenues:

	Year ended December 31,			Year ended December 31,
	2005	2006	2007	2006/2005	2007/2006
	(in HUF millions)			(% change)
System integration	7,354	11,494	19,715	56.3	71.5
IT	1,669	13,185	21,846	690.0	65.7

Total SI/IT revenues	9,023	24,679	41,561	173.5	68.4

        System integration and IT revenues reached HUF 41,561 million in 2007 compared to HUF 9,023 million in 2005 mainly due to the consolidation of Dataplex and KFKI revenues since their acquisitions (in the second and the third quarter of 2006, respectively) and the consolidation of T-Systems Hungary from January 2007. The increased number of SI/IT service projects at Magyar Telekom Plc. and

BCN also had positive effects on revenues. The most significant projects are the outsourcing services provided to E.ON, Budapest Bank and Erste Bank, set-up of low current systems as well as SI and IT solutions provided to the Hungarian government (E-Közmü).

Operating Expenses

        Our total operating expenses increased by 14.8 percent from 2005 to 2007. Operating expenses amounted to HUF 481,309 million in 2005, HUF 538,380 million in 2006 and HUF 552,350 million in 2007. Our total operating expenses as a percentage of total revenues increased from 78.3 percent in 2005 to 81.6 percent in 2007.

        The following table sets forth information regarding our operating expenses:

	Year ended December 31,			Year ended December 31,
	2005	2006	2007	2006/2005	2007/2006
	(in HUF millions)			(% change)
Voice, data and Internet related payments	86,794	91,102	86,244	5.0	(5.3)
Material cost of telecommunications equipment sold	37,221	59,714	41,957	60.4	(29.7)
Payments to other subcontractors and agents	21,593	32,737	52,984	51.6	61.8

Expenses directly related to revenues	145,608	183,553	181,185	26.0	(1.3)
Employee related expenses	92,783	95,253	120,176	2.7	26.2
Depreciation and amortization	114,686	122,249	115,595	6.6	(5.4)
Other operating expenses	128,232	137,325	135,394	7.1	(1.4)

Total operating expenses	481,309	538,380	552,350	11.9	2.6

        Voice-, data- and Internet-related payments increased to HUF 91,102 million in 2006 compared to HUF 86,794 million in 2005. The growth was mainly related to TMH's higher domestic mobile outpayments due to higher mobile penetration and increased traffic. With the introduction of flat rate plans the proportion of calls to other mobile service providers increased, resulting in higher outpayments at TMH. The inclusion of Crnogorski Telekom and Orbitel expenses also contributed to the increase. International outpayments also increased at the fixed line LoBs of Magyar Telekom Plc. driven by the weaker average HUF against the EUR, partly compensated by lower average settlement rates and decrease in traffic. These increases were partly offset by significantly lower mobile outpayments at Magyar Telekom Plc., due to lower traffic and lower fixed to mobile termination rates. Magyar Telekom Plc.'s outpayments to LTOs decreased as well due to lower RIO fees applied retrospectively.

        Voice-, data- and Internet-related payments decreased by 5.3 percent to HUF 86,244 million in 2007 compared to 2006. Lower mobile outpayments at the fixed line LoBs of Magyar Telekom Plc. were due to lower traffic and lower fixed to mobile termination rates effective from February 2, 2007. Lower outpayments at TMH were driven by the decreases in termination fees, partly offset by increased traffic. These decreases were somewhat offset by the increase in mobile outpayments at T-Mobile Crna Gora due to increased interconnection fees with Promonte from May 2007. Higher voice-related payments at T-Com Crna Gora resulted from increased mobile traffic transited and higher interconnection fees from May 2007.

        The material cost of telecommunications equipment sold in 2006 was HUF 59,714 million compared to HUF 37,221 million in 2005. The strong increase is mainly due to Pro-M. Higher material cost of telecommunications equipment sold at Magyar Telekom Plc. resulted from various network construction and system integration tenders. The increase in TMH's material cost of telecommunications equipment sold was driven by higher gross additions and higher average cost of phonesets, partly compensated by lower equipment sales ratio. Higher costs at BCN as well as the inclusion of Orbitel and KFKI also contributed to the increase.

        In 2007, the material cost of telecommunications equipment sold reached HUF 41,957 million decreasing by 29.7 percent compared to 2006. The decrease is mainly due to the significantly lower material cost of telecommunications equipment sold at Pro-M as the main part of EDR network was completed in 2006. At T-Mobile Macedonia, material cost of telecommunications equipment sold increased driven by higher gross addition of customers and higher average cost of phonesets.

        Payments to other subcontractors and agents showed an increase both in 2006 and 2007. The strong increase mainly related to higher SI/IT-related payments due to the inclusion of KFKI Group's and T-Systems Hungary's expenses from September 15, 2006 and from January 1, 2007, respectively.

        Employee-related expenses increased both in 2006 and 2007 mainly driven by higher severance provisions and expenses in connection with headcount reduction. Employee-related expenses include headcount reduction related expenses of HUF 6,523 million in 2006 and HUF 27,505 million in 2007. Employee-related expenses increased also because of the inclusion of new subsidiaries (such as Pro-M, Dataplex and KFKI in 2006 and T-Systems Hungary, M Factory in 2007). Despite these acquisitions, the group headcount number decreased from 11,919 on December 31, 2005 to 11,723 on December 31, 2007.

        Depreciation and amortization increased by 6.6 percent from HUF 114,686 million in 2005 to HUF 122,249 million in 2006 mainly as a result of the full year consolidation of Crnogorski Telekom and the impairment of the Monet, TCG and Internet CG brandnames in connection with the rebranding in Montenegro in September 2006. In addition, depreciation increased at TMH due to the capitalized UMTS concession and also due to their higher gross asset base of telecommunications and IT equipment.

        Depreciation and amortization decreased by 5.4 percent to HUF 115,595 million in 2007 as compared to 2006. Lower amount of depreciation is mainly driven by the lower asset base at Magyar Telekom Plc., T-Mobile Macedonia, T-Com Crna Gora and Maktel. Higher depreciation at TMH owing to shorter depreciation period of UMTS-related assets and the inclusion of new subsidiaries partly offset this decrease. As a result of the annual review of the useful life of our assets, the lives of certain assets were changed as of January 1, 2007 due to technical obsolescence. These assets mainly included software, and the change in life resulted in HUF 132 million higher depreciation expense in 2007.

        Other operating expenses include materials, maintenance, marketing, service fees, fees and levies, outsourcing expenses, provisions, energy and consultancy. Other operating expenses increased by 7.1 percent in 2006 compared to 2005 primarily due to higher fees for outsourcing services (e.g., real estate management, transportation, customer service and informatics). In 2006, higher concession fees were due to the UMTS fee paid by TMH and to increased frequency fees at T-Mobile Macedonia. Non-rebranding related marketing expenses increased significantly as well at Magyar Telekom Plc., due to more intensive advertising activity in 2006.

        Other operating expenses decreased by 1.4 percent in 2007 as compared to 2006. The small decrease in other operating expenses was driven by lower marketing expenses mainly at Magyar Telekom Plc. and T-Mobile Macedonia due to less intensive advertising activity in 2007. This decrease was mostly offset by increase in consultancy fees and also due to the consolidation of new subsidiaries such as KFKI and T-Systems Hungary.

        Other operating expenses in 2007 also included a HUF 1.5 billion bad debt expense reflecting the likely loss to be incurred as a result of the early termination of a long-term IT outsourcing contract by a large T-Systems customer which was entered into with a subsidiary which the Company acquired control of in 2007.

        In the course of conducting their audit of our 2005 financial statements, PwC identified certain contracts the nature and business purposes of which were not readily apparent. PwC notified the Audit

Committee and advised them to retain independent counsel to conduct an investigation into these contracts. Our Audit Committee retained White & Case, as its independent legal counsel, to conduct the investigation. See "Item 3—Risk Factors" and "Item 15—Controls and Procedures."

        Magyar Telekom incurred HUF 4.1 billion in expenses relating to the investigation in 2006 and HUF 5.7 billion in 2007, which are included in other operating expenses in the GHS segment.

Other Operating Income

        The following table sets forth information concerning other operating income:

	Year ended December 31,			Year ended December 31,
	2005	2006	2007	2006/2005	2007/2006
	(in HUF millions)			(% change)
Compensation for rebranding	7,281	1,435	229	(80.3)	(84.0)
Gain on sale of PP&E, Intangible assets and assets held for sale	728	2,140	3,203	194.0	49.7
Other operating income	—	—	569	n.a.	n.a.

Total other operating income	8,009	3,575	4,001	(55.4)	11.9

        Other operating income declined by 55.4 percent in 2006 as compared to 2005 mainly resulting from lower rebranding revenues due to rebranding in the Hungarian fixed line operations in the second quarter of 2005. In 2007, higher other operating income derived from higher gain on sale of tangible assets, partly offset by lower compensation for rebranding in connection with rebranding in Montenegro and Macedonia in September 2006.

Operating Profit

        Our total operating profit decreased by 9.5 percent from HUF 141,754 million in 2005 to HUF 128,312 million in 2007 due to the fact that the increase in expenses was higher than the growth in revenues.

Finance Expenses

        The following table sets forth information concerning finance expenses:

	Year ended December 31,			Year ended December 31,
	2005	2006	2007	2006/2005	2007/2006
	(in HUF millions)			(% change)
Interest expense	31,340	27,325	31,147	(12.8)	14.0
Other finance expenses	3,157	2,831	4,039	(10.3)	42.7
Less: Interest capitalized	—	(54)	—	n.a.	(100.0)

Total finance expenses	34,497	30,102	35,186	(12.7)	16.9

        Finance expenses decreased in 2006 primarily as a result of the decrease in HUF interest expenses due to lower average HUF interest rates. In addition, in 2006, Magyar Telekom did not have to take loans for dividends, as no dividends were paid due to the delayed acceptance of the 2005 financial statements. The proportion of the loan portfolio with variable interest rates was higher than in 2005.

        Finance expenses increased by 16.9 percent in 2007 mainly due to higher interest paid at Magyar Telekom Plc. resulting mainly from an increased level of indebtedness. The increase in the total loan portfolio resulted from the dividend related to 2005 and 2006 paid in January 2007 and May 2007, respectively and from the financing of KFKI and Dataplex acquisitions.

Finance Income

        The following table sets forth information concerning finance income:

	Year ended December 31,			Year ended December 31,
	2005	2006	2007	2006/2005	2007/2006
	(in HUF millions)			(% change)
Gain on sale of financial instruments	—	1,190	828	n.a.	(30.4)
Gains/(losses) on the valuation of derivative financial instruments	—	377	(139)	n.a.	n.m.
Net foreign exchange gains/(losses)	1,014	(659)	(1,481)	n.m.	124.7
Finance lease interest income	—	480	1,675	n.a.	249.0
Interest and other finance income	1,982	3,304	4,334	66.7	31.2

Total finance income	2,996	4,692	5,217	56.6	11.2

        Finance income increased both in 2006 and 2007. In 2006, the significant increase was attributable primarily to Crnogorski Telekom as a result of the sale of CKB's shares in December 2006. The increase in Magyar Telekom Plc.'s foreign exchange gains was due to the strengthening of the HUF in 2006. These increases were somewhat offset by higher foreign exchange losses at Maktel resulting from the unfavorable movements of the MKD against the USD. In 2007, the increase in finance income was partly due to Maktel as a consequence of favorable fluctuation of the MKD against the USD and higher amount of bank deposits in USD and partly due to Pro-M in line with higher interest income from finance leases related to TETRA.

        See Notes 3, 16 and 17 to the consolidated financial statements for certain quantitative and qualitative information about financial instruments.

Income Tax—Total

        The following table sets forth information concerning our income tax expense:

	Year ended December 31,			Year ended December 31,
	2005	2006	2007	2006/2005	2007/2006
	(in HUF millions)			(% change)
Income tax expense	21,858	24,220	26,221	10.8	8.3

        For more details on tax rates, tax credits and deferred taxes see Note 9 to the consolidated financial statements.

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

        Income tax expense increased in 2007 mainly as a result of the full year solidarity tax liability compared to the prior year four-month liability after the introduction of solidarity tax in September 2006 and increase in local business tax as a result of higher revenues. Higher innovation fees due to decreased research and development costs also contributed to the increase.

OPERATIONS REVIEW—BY SEGMENT

        In 2007, Magyar Telekom changed its management structure such that the Group has been managed along four segments. The Fixed Line segment comprised of three segments (T-Com, T-Systems and GHS). Comparative segmental information for 2005 and 2006 has been restated according to these segments. The Mobile segment's new name was T-Mobile. For the description of these segments, see "Item 4—History and Development" and "Item 4—Description of Business and its Segments".

        The segments' revenues include revenues from external clients as well as the internal revenues generated from other segments for telecommunications as well as support services.

        The segments' results are monitored to Operating profit. The financial results, the share of associates' and joint ventures' profits and tax expenses as well as the minority interests are not allocated to the segments, as these items are managed at Group level.

        The following table sets forth revenues, operating expenses and operating profit by segment:

	Year ended December 31,
	2005	2006	2007
	(in HUF millions)
Revenues
T-Com revenues from external customers	275,016	272,822	273,275
T-Com revenues from other segments	30,340	42,421	34,426

Total revenues of T-Com	305,356	315,243	307,701
T-Mobile revenues from external customers	285,848	327,330	325,724
T-Mobile revenues from other segments	23,035	22,236	21,146

Total revenues of T-Mobile	308,883	349,566	346,870
T-Systems revenues from external customers	50,803	63,423	75,034
T-Systems revenues from other segments	6,198	1,946	3,898

Total revenues of T-Systems	57,001	65,369	78,932
GHS revenues from external customers	3,387	7,621	2,628
GHS revenues from other segments	18,628	18,776	21,109

Total revenues of GHS	22,015	26,397	23,737
Less: inter-segment revenues	(78,201)	(85,379)	(80,579)

Total revenue of the Group	615,054	671,196	676,661

Operating expenses—net
T-Com	239,194	258,943	253,605
T-Mobile	221,359	256,794	245,015
T-Systems	36,178	53,235	72,966
GHS	54,770	51,212	57,342
Less: inter-segment expenses	(78,201)	(85,379)	(80,579)

Total operating expenses—net of the Group	473,300	534,805	548,349

Segment results (Operating profit)
T-Com	66,162	56,300	54,096
T-Mobile	87,524	92,772	101,855
T-Systems	20,823	12,134	5,966
GHS	(32,755)	(24,815)	(33,605)

Total operating profit of the Group	141,754	136,391	128,312

T-Com Segment

        The T-Com segment includes the results of our fixed line operations other than Magyar Telekom Plc. T-Systems, Magyar Telekom Plc. HQ, T-Systems Hungary, Integris, BCN Group, KFKI Group and EurAccount.

        The following table sets forth information regarding the T-Com segment:

	Year ended December 31,			Year ended December 31,
	2005	2006	2007	2006/2005	2007/2006
	(in HUF millions)			(% change)
Voice-retail revenues	169,536	159,757	141,914	(5.8)	(11.2)
Voice-wholesale revenues	45,177	45,550	45,217	0.8	(0.7)
Internet	35,534	47,968	57,385	35.0	19.6
Other revenues	55,109	61,968	63,185	12.4	2.0

Total revenues	305,356	315,243	307,701	3.2	(2.4)

Operating profit	66,162	56,300	54,096	(14.9)	(3.9)

        The following table sets forth information regarding total revenues of T-Com Hungary, Maktel and T-Com Crna Gora:

	Year ended December 31,			Year ended December 31,
	2005	2006	2007	2006/2005	2007/2006
				(% change)
T-Com Hungary	248,608	251,468	244,782	1.2	(2.7)
Maktel	42,224	44,184	41,206	4.6	(6.7)
T-Com Crna Gora	13,539	19,906	22,201	47.0	11.5

Revenues

        Our T-Com segment includes revenues from local, domestic and international long distance telephone services as well as value added digifon services such as call waiting, itemized billing and telephone equipment rental. This segment also consists of revenues from related services, such as leased lines, data transmission, Internet, SI/IT, equipment sales and cable television.

        Voice retail revenues experienced a decline both in 2006 and 2007 mainly due to price discounts included in different price plans, lower usage and loss of lines reflecting the effect of strong competition and mobile substitution. In 2006, these decreases were somewhat compensated by the full year consolidation of T-Com Crna Gora's revenues.

        Voice wholesale revenues slightly increased in 2006 due to higher international incoming traffic revenues. In 2006, higher revenues at Maktel reflected increased amount of international incoming minutes resulting from restricted illegal VoIP traffic. Higher revenues at Magyar Telekom Plc. were attributable to increased international incoming traffic and a higher HUF/EUR average exchange rate, partly offset by lower average EUR settlement rates. The revenue increase was also due to the inclusion of T-Com Crna Gora's full year revenues in 2006. These increases were largely offset by lower domestic incoming traffic revenues in 2006 as compared to 2005 due to lower traffic revenues from LTOs at Magyar Telekom Plc. due to the application of the new RIO prices based on NCA decision from June 2006 and applied retrospectively since September 2005. Revenues from call origination and call termination also declined as a result of lower RIO fees, partly offset by higher volume of traffic. Lower domestic incoming revenue at Maktel was principally due to lower interconnection fees of international calls, partly compensated by increased traffic from Cosmofon in line with its increased subscriber base.

        Voice wholesale revenues decreased to a small extent in 2007 due lower incoming traffic revenues from mobile operators and lower revenue from international circuit lease due to cancellation of contracts at Magyar Telekom Plc. In addition, international wholesale revenues decreased at Maktel as well due to lower volume of traffic, lower termination rates, lower average settlement rate and MKD/SDR exchange rate. This decrease was partly compensated by higher domestic wholesale revenues at Maktel due to new network access contracts with domestic fixed line operators. At T-Com Crna Gora, wholesale revenues increased due to higher revenues from mobile operators in line with increased transit traffic and higher interconnection fees with Telekom Serbia effective from May 2007.

        Revenues from Internet services increased in both 2006 and 2007 as a result of higher broadband revenues because of strong volume increases in the number of ADSL and Internet subscribers both in Hungary and at our foreign subsidiaries as well as higher Cablenet customer base at T-Kábel Hungary. In 2007, higher content revenues at M Factory (formerly Mobilpress) and increased advertisement revenues at T-Online Hungary also had favorable effects on Internet revenues. These increases were somewhat offset by lower revenues from Internet narrowband services reflecting the continuous decrease in the volume of Internet dial-up traffic.

        Other revenues showed an increase in 2006 as compared to 2005 driven mainly by higher broadband data retail revenues (mainly HSLL) and higher broadband IP revenue at Magyar Telekom Plc. The inclusion of Orbitel data revenues also contributed to the increase. These increases were partly offset by lower narrowband retail revenues at Magyar Telekom Plc. Multimedia revenues also increased due to the growth in cable TV revenues resulting from the increase in the average number of cable TV subscribers and price increases. The increase in SI/IT revenues resulted mainly from the consolidation of Dataplex revenues since the second quarter of 2006. In 2006, the consolidation of T-Com Crna Gora's full year revenues positively hit other revenues.

        In 2007, other revenues increased mainly as a result of higher multimedia revenues in line with larger customer base and higher prices at T-Kábel Hungary. Higher equipment revenues reflected primarily the growth at Maktel driven by sales of more phones, ADSL modems and personal computers and at Combridge due to network sales in the second half of 2007.

Expenses

        Higher operating expenses in 2006 resulted mainly from significant increases in payments to other network operators and also in depreciation and amortization. Higher employee-related expenses due to headcount reduction related costs and higher other net operating expenses also increased total operating expenses. These negative effects were partly offset by lower payments to mobile operators.

        In 2007, lower depreciation and amortization and expenses directly related to revenues were partly offset by increased employee-related expenses.

Operating Profit

        In 2006, operating profit of the T-Com segment declined by 14.9 percent, as total revenues increased only by 3.2 percent, while total net operating expenses increased by 8.3 percent.

        In 2007, operating profit of the T-Com segment decreased by 3.9 percent. While total revenues decreased by 2.4 percent, total net operating expenses declined only by 2.1 percent.

T-Mobile Segment

        The T-Mobile segment includes the results of T-Mobile Hungary, Pro-M, T-Mobile Macedonia and T-Mobile Crna Gora.

        The following table sets forth information regarding the T-Mobile segment:

	Year ended December 31,			Year ended December 31,
	2005	2006	2007	2006/2005	2007/2006
	(in HUF millions)			(% change)
Voice-retail	177,937	189,529	197,028	6.5	4.0
Voice-wholesale	59,425	62,656	60,508	5.4	(3.4)
Visitor	9,519	8,303	9,652	(12.8)	16.2
Non-voice	36,612	40,991	44,932	12.0	9.6
Equipment and activation	23,710	25,221	23,155	6.4	(8.2)
Other mobile revenues	1,680	22,866	11,595	1,261.1	(49.3)

Total revenues	308,883	349,566	346,870	13.2	(0.8)

Operating profit	87,524	92,772	101,855	6.0	9.8

        The following table sets forth information regarding TMH:

	Year ended December 31,			Year ended December 31,
	2005	2006	2007	2006/2005	2007/2006
	(in HUF millions)			(% change)
Voice-retail	152,871	157,861	163,025	3.3	3.3
Voice-wholesale	51,560	53,451	48,930	3.7	(8.5)
Visitor	6,929	5,351	6,031	(22.8)	12.7
Non-voice	31,876	35,111	37,782	10.1	7.6
Equipment and activation	21,718	23,028	20,472	6.0	(11.1)
Other mobile revenues	1,257	2,704	5,260	115.1	94.5

Total revenues	266,211	277,506	281,500	4.2	1.4

Operating profit	75,222	75,956	80,683	1.0	6.2

        The following table sets forth information regarding total revenues of Pro-M, T-Mobile Macedonia and T-Mobile Crna Gora:

	Year ended December 31,			Year ended December 31,
	2005	2006	2007	2006/2005	2007/2006
				(% change)
Pro-M	—	20,212	7,316	n.a.	(63.8)
T-Mobile Macedonia	33,945	39,023	42,517	15.0	9.0
T-Mobile Crna Gora	8,772	13,404	17,199	52.8	28.3

Revenues

        Revenues of the T-Mobile segment consist of one-time connection fees, monthly subscription fees (only payable by postpaid customers), traffic charges, including fees for enhanced services, and equipment revenues.

        Voice-retail revenues increased both in 2006 and 2007 principally as a result of higher revenues at our Macedonian and Montenegrin mobile subsidiaries, and, to lesser extent, higher revenues generated by TMH's customers.

        The voice-retail traffic revenue at TMH increased mainly due to the growth in the MOU and due to higher average number of subscribers. The average number of TMH subscribers grew by 4.7 percent in

2006 and 6.6 percent in 2007. TMH continuously monitors its churn rates and proactively offers tailor-made discounts to retain valuable customers. Despite intense competition in the Hungarian mobile market, TMH maintained its leading position with a 44.0 percent market share based on total subscribers at December 31, 2007.

        The strong increase at T-Mobile Macedonia was due to higher MOU and the higher average number of subscribers, partly offset by lower per minute rates both in 2006 and 2007. At T-Mobile Crna Gora, the increase in voice-retail revenues resulted from inclusion of full year revenues in 2006. Higher revenues in 2007 as compared to 2006 were mainly driven by the significantly higher number of customers influenced by the extended repaid voucher lifecycle from three to 11 months effective from October 2006, partly offset by lower MOU and lower per minute fees.

        The increase in voice-wholesale revenues in 2006 as compared to 2005 is partly explained by higher interconnection fee revenues at TMH due to higher mobile penetration and traffic, somewhat offset by lower interconnection revenues from Magyar Telekom Plc. T-Com in line with lower per minute termination fees. At T-Mobile Macedonia, the increase on the one hand related to increased incoming international traffic and higher related interconnection prices in 2006, and on the other hand, to increased traffic volume from Cosmofon due to its enlarged subscriber base. The consolidation of T-Com Crna Gora also contributed to the increase in revenues.

        The 3.4 percent decline in wholesale revenues in 2007 compared to 2006 was mainly driven by lower interconnection revenues at TMH in line with decrease in termination rates effective from February 2007. This decrease was slightly offset by higher revenues at T-Mobile Macedonia reflecting increased incoming international traffic and higher interconnection prices as well as higher interconnection traffic with Cosmofon and VIP. At T-Mobile Crna Gora, the growth resulted from increased interconnection fees with Promonte from May 2007.

        Visitor revenues showed a decrease in 2006 as compared to 2005 driven by lower revenues at TMH in line with higher discounts, partly offset by higher visitor revenues at T-Mobile Crna Gora primarily due to its full year consolidation, and, to some extent also due to increasing tourism. In 2007, the growth in visitor revenues reflected a strong increase at T-Mobile Crna Gora driven by higher amount of visitor minutes due to more intense tourism in Montenegro.

        In 2006, higher non-voice revenue resulted partly from the increased number of SMS and MMS and partly from higher access revenues at TMH. The growth was also due to the full year consolidation of T-Mobile Crna Gora. In 2007, non-voice revenues were positively influenced by higher data access and corporate services revenues at TMH. At T-Mobile Macedonia, the increase over the period resulted from higher number of SMSs.

        Equipment and activation revenues increased in 2006 in the T-Mobile segment principally due to higher average handset prices and higher gross additions at TMH. Higher equipment revenue was supported also by the longer consolidation period and increased sales during campaigns at T-Mobile Crna Gora. The decrease in equipment and activation revenues in 2007 as compared to 2006 resulted mainly from lower handset prices and lower equipment sales ratio, partly compensated by more gross additions to customers at TMH. This decrease was somewhat offset by higher equipment revenues at T-Mobile Macedonia and at T-Mobile Crna Gora because of higher number of gross additions.

        In 2006, the significant increase in other mobile revenues reflects Pro-M's EDR activities. Pro-M's TETRA-related revenues contributed HUF 18.0 billion to total mobile revenues and a similar amount to cost of equipment sales. In 2007, the drop in other mobile revenues shows falling TETRA-related revenues as the main part of EDR network was completed in 2006.

Expenses

        In 2006, total operating expenses for the T-Mobile segment increased due to the combined effect of significantly higher material cost of telecommunications equipment sold (primarily due to Pro-M's EDR services), increased payments to other mobile operators, higher depreciation and amortization, increased other net operating expenses and lower employee-related expenses.

        In 2007, total operating expenses of T-Mobile segment decreased as a result of lower material cost of telecommunications equipment sold, decreased payments to other mobile operators, partly compensated by increased other operating expenses and employee-related expenses.

Operating Profit

        Operating profit increased by 6.0 percent in 2006 as total revenues increased by 13.2 percent, while operating expenses increased by 16.0 percent year over year.

        Operating profit grew by 9.8 percent in 2007 as compared to 2006 as total revenues decreased only by 0.8 percent, while total operating expenses declined by 4.6 percent.

T-Systems segment

        The T-Systems segment includes the results of Magyar Telekom Plc. T-Systems, T-Systems Hungary, Integris, BCN Group and KFKI Group.

        The following table sets forth information regarding the T-Systems segment:

	Year ended December 31,			Year ended December 31,
	2005	2006	2007	2006/2005	2007/2006
	(in HUF millions)			(% change)
Voice revenues	28,429	22,481	17,351	(20.9)	(22.8)
SI/IT revenues	10,701	23,555	41,434	120.1	75.9
Other revenues	17,871	19,333	20,147	8.2	4.2

Total revenues	57,001	65,369	78,932	14.7	20.7

Operating profit	20,823	12,134	5,966	(41.7)	(50.8)

Revenues

        Voice revenues for the T-System segment decreased both in 2006 and 2007 in line with the continuous decline in domestic and international outgoing traffic due to loss of fixed lines and lower average per minute fees.

        SI/IT revenues represent the largest portion of revenues for the T-Systems segment with 36.0 percent in 2006 and 52.5 percent in 2007. The strong increase over the period in SI/IT revenues primarily resulted from the consolidation of KFKI Group and T-Systems Hungary from September 15, 2006 and January 1, 2007, respectively. The contribution of KFKI Group and T-Systems Hungary to total revenues of the segment was HUF 27,609 million in 2007. The increase was supported also by higher revenues at BCN in 2006 and growing project-related revenues at Magyar Telekom Plc. T-Systems. The most significant projects are the outsourcing services provided to E.ON, Budapest Bank and Erste Bank, set-up of low current systems as well as SI and IT solutions provided to the Hungarian government (E-Közmü).

        Other revenues for T-Systems segment include Internet, data, multimedia, equipment sales, and miscellaneous other revenues. Other revenues increased both in 2006 and 2007 mainly influenced by higher retail Internet revenues.

Expenses

        Both in 2006 and 2007, operating expenses for the T-Systems segment increased due to higher subcontractor expenses, employee-related expenses, depreciation and amortization and other net operating expenses. Operating costs of the segment in 2007 include a HUF 1.5 billion bad debt expense reflecting the likely loss to be incurred as a result of the early termination of a long term IT outsourcing contract by a large corporate customer.

Operating Profit

        Despite the considerable revenue growth, operating profit decreased by 41.7 percent in 2006 and by 50.8 percent in 2007 due to higher growth in operating expenses.

Group Headquarters and Shared Services segment

        The GHS segment includes the results of Magyar Telekom Plc. HQ and EurAccount.

        The following table sets forth information regarding the GHS segment:

	Year ended December 31,			Year ended December 31,
	2005	2006	2007	2006/2005	2007/2006
	(in HUF millions)			(% change)
Total revenues	22,015	26,397	23,737	19.9	(10.1)
Operating profit	(32,755)	(24,815)	(33,605)	(24.2)	35.4

        The GHS segment performs strategic and cross-divisional management functions for Magyar Telekom Group, as well as real estate, marketing, security, procurement, human resources and accounting services, mainly internally within the Group. Revenues of the segment increased in 2006 compared to 2005 as a result of higher revenues from internal services, while it decreased in 2007 due to less marketing services provided within the Group. Operating expenses of the GHS segment significantly exceeded its revenues and this led to negative operating profit in each period. Higher negative operating results were mainly due to increase in employee-related expenses driven by higher severance expenses and higher costs related to our investigation in 2007.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow analysis

        The following table sets forth information concerning our cashflows:

	Year ended December 31,
	2005	2006	2007
	(in HUF millions)
Net cashflows:
From operating activities	205,260	207,802	231,340
Used in investing activities	(157,240)	(138,320)	(134,881)
Used in financing activities	(61,848)	(35,154)	(109,221)
Exchange gains/(losses) on cash and cash equivalents	1,259	1,569	221
Change in cash and cash equivalents	(12,569)	35,897	(12,541)
Cash and cash equivalents, beginning of year	36,879	24,310	60,207
Cash and cash equivalents, end of year	24,310	60,207	47,666

        Net Cashflows from Operating Activities.    Our primary source of liquidity is cashflows from operating activities.

        Net cashflows from operating activities increased by HUF 2,542 million in 2006 as compared to 2005. Higher EBITDA and decreasing working capital requirements were partly offset by higher income tax paid.

        Net cashflows from operating activities significantly increased by HUF 23,538 million in 2007 as compared to 2006 due to the combined effect of strong decrease in working capital requirements, lower EBITDA and lower income tax paid.

        Net Cashflows from Investing Activities.    Net cashflows from investing activities are primarily driven by capital expenditures and acquisitions of businesses. In 2006, the HUF 18,920 million decrease in cash outflow predominantly resulted from the change in other financial assets, lower cash outflows for capital expenditures and higher amounts of proceeds from the disposal of real estate. In 2007, the HUF 3,439 million decrease in cash outflow was mainly due to lower purchase prices for new subsidiaries acquired, mostly offset by the significant change in other financial assets primarily due to higher amount of bank deposits with maturities over three months at the Macedonian and Montenegrin subsidiaries and higher additions to tangible and intangible assets. Purchases of property plant and equipment and intangible assets totaled HUF 103,587 million in 2005, HUF 96,790 million in 2006 and HUF 103,097 million in 2007.

        Net Cashflows from Financing Activities.    Net cashflows from financing activities primarily relate to our borrowing activities and dividend payment.

        In 2006, we had a net repayment of loans of HUF 35,568 million as Magyar Telekom Plc. and Maktel did not pay dividends in 2006. Maktel used part of its cash-flow to buy back shares from the minority shareholders in 2006. In 2007, we received net proceeds from loans in an amount of HUF 52,946 million. Dividends paid to shareholders increased by HUF 162,481 million reflecting dividend payment after the 2005 and 2006 results in 2007 at Magyar Telekom Plc.

        We carry indebtedness at a level we consider appropriate based on a number of factors, including cash flow expectations (i.e., cash requirements for ongoing operation, investment plans), expectations of investors, analysts, rating agencies and the overall cost of capital. We announced a definite dividend policy in 2003, according to which the net debt ratio is to be kept between 30 to 40 percent. Under the new dividend policy, based on the results of 2005, we paid dividends in the amount of HUF 73 per share in January 2007 and based on the results of 2006, we paid dividends in the amount of HUF 70 per share in May 2007, by which we maintained our net debt ratio in the target range of 30 to 40 percent. Our net debt ratio was 31.0 percent at December 31, 2007. Future dividend payment will be determined by the new dividend policy and will depend on our cashflow generation and potential acquisition opportunities.

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

        During 2007, the NBH lowered its base rate from 8 percent to 7.5 percent in two steps and the rate has been unchanged since September 2007 until April 2008, when it was increased to 8 percent. At December 31, 2007, our loans were almost 100 percent denominated in HUF, thus the foreign exchange risk of the loan portfolio is naturally hedged by the HUF-denominated revenues.

        At December 31, 2007, 59.2 percent of the loan portfolio bore fixed interest rates—these are mainly the medium and long-term loans included in the portfolio—while 40.8 percent of the loan portfolio was subject to variable interest rates. Short-term loans are partially taken to manage our short term cash obligations and their variable rates are based on Budapest Interbank Offered Rate ("BUBOR"). Taking into consideration HUF interest rate volatility, we follow the approach of balancing the fixed and variable interest rate elements in our loan portfolio.

        We do not have any legal or economic restrictions on the ability of our subsidiaries to transfer funds to the Company in forms of cash dividends, loans or advances.

        Our liquidity needs are primarily covered by our free cash flows. Liquidity peaks are financed from current account overdrafts and bilateral shelf facilities. The total available current account overdrafts at the end of 2007 amounted HUF 12,120 million. The total committed shelf facilities from the Hungarian market including current account overdrafts amounting to HUF 71,500 million, out of which HUF 35,684 million was available at the end of 2007. We also have a EUR 50 million shelf facility with Deutsche Telekom, which functions as a reserve for potential liquidity peaks and has not been drawn since its signing on April 16, 2004.

        We have uncommitted lines at Hungarian banks in the amount of HUF 14.4 billion, which can be drawn for a maximum period of 90 days. Since these are non-committed lines, we do not rely on them when managing liquidity, however they are used when the liquidity need is only short-term. At the end of 2007, no amount was drawn from these facilities.

	Amount of the facility	Drawn at the end of 2007	Available at the end of 2007
	(in HUF millions)
Current account overdrafts	17,800	5,680	12,120
Bilateral loans	53,700	30,136	23,564
DT shelf facility	12,668	—	12,668

Total credit lines	84,168	35,816	48,352
Total uncommitted lines	14,400	—	14,400

Total lines for liquidity purposes	98,568	35,816	62,752

        The current amount and structure of the shelf facilities described above is sufficient, and for the purposes of liquidity management, we believe that there is no need to establish new facilities.

	Maturity structure
	2008	2009	2010
	(in HUF millions)
Current account overdrafts	17,800	—	—
Bilateral loans	32,660	18,000	3,040
DT shelf facility	—	—	12,668

Total credit lines	50,460	18,000	15,708

        Our parent Deutsche Telekom provides us with funding to meet our major financing needs (such as refinancing or financing acquisitions) through the international capital markets and it passes the conditions of the loans on an arm's length basis to Magyar Telekom. Should this financing source cease to become available in the future, we plan to raise funds from the Hungarian syndicated loan market and from the Hungarian capital markets. Our financial position is quite strong in the Hungarian markets therefore we expect to be able to obtain financing at favorable terms from these markets. In addition, we have access to the international bank and capital markets.

        Our ordinary shares are listed on the Budapest Stock Exchange ("BSE") and our American Depositary Shares, each representing five of our ordinary shares, are listed on the New York Stock Exchange ("NYSE"). We had 1,503,541 treasury shares at December 31, 2007. These shares are maintained to hedge and finance exercises of share options under the management share option plan launched in 2002. We do not intend to issue further shares for the foreseeable future.

        For additional information about market risk sensitive instruments, see Notes 3, 16 and 17 to the consolidated financial statements.

Credit rating

        In 2000, we requested both Moody's Investors Services ("Moody's") and Standard & Poor's Ratings Services ("S&P") to initiate rating coverage.

        In 2004, Moody's upgraded Deutsche Telekom's credit rating, therefore at the end of 2004, our ratings became same as that of Deutsche Telekom: Baa1 (Moody's) and BBB+ (S&P).

        In March 2005, S&P upgraded our rating from BBB+ to A- with a stable outlook following a similar upgrade of Deutsche Telekom and in June 2005, Moody's upgraded Deutsche Telekom's credit rating by one notch to A3, while confirming our Baa1 credit rating.

        On September 11, 2006 S&P revised our outlook from stable to negative, while affirming the A- rating. The move followed the outlook revision of Deutsche Telekom. On August 31, 2006 Moody's placed the Baa1 issuer rating in both local and foreign currencies of Magyar Telekom on review for possible downgrade, prompted by prolonged delay of the publication of our 2005 audited financial statements. After the publication of these figures, Moody's confirmed the Baa1 issuer rating on January 31, 2007.

        On November 15, 2007, we initiated the withdrawal of our current credit ratings from both Standard & Poor's and Moody's. The Company has no outstanding debt in the public market or any running Medium-Term Note Program, and does not plan to access the public debt markets for funding in the foreseeable future.

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

Tabular disclosure of contractual obligations

        Our contractual obligations, including commitments for future payments under non-cancelable lease arrangements and short- and long-term debt arrangements, are summarized below and are disclosed in more detail in Notes 16, 17 and 32 to our consolidated financial statements. Amounts disclosed as purchase obligations represent long-term commitments under outsourcing contracts, commitments to insurance companies, our external auditor and consultants, commitments for IT and telecommunications systems support and other purchase commitments. Payment obligations for certain purchase contracts depend on a number of factors, such as the quantitative and qualitative conditions of service, exchange rates and annual inflation rates, therefore the amounts included in the table below are estimates.

        This table excludes other obligations we may have, such as payroll and related human resource services (including bonuses and payments under our mid-term incentive plan). Payments under these contracts are based on the level of service required and are excluded from this table due to the uncertainty of the amounts to be paid, if any, as well as the timing of such amounts.

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in HUF millions)
Financial liabilities to related parties	279,642	25,210	126,973	92,973	34,486
Other financial liabilities	99,704	44,666	42,012	12,099	927
Trade payables	87,989	87,989	—	—	—
Current income tax payable	2,365	2,365	—	—	—
Other current liabilities	41,977	41,977	—	—	—
Other non current liabilities	5,797	—	3,618	62	2,117

Total financial liabilities	517,474	202,207	172,603	105,134	37,530
Interest on loans and borrowings	79,544	25,511	36,371	15,660	2,002
Finance leases	5,269	1,146	2,117	1,032	974
Operating leases	42,829	7,360	11,141	8,660	15,668
Contractual commitments for capital expenditures	12,617	11,378	1,225	14	—
Purchase obligations	137,503	46,039	52,768	20,454	18,242

Total financial obligations	277,762	91,434	103,622	45,820	36,886

Total contractual obligations	795,236	293,641	276,225	150,954	74,416

        The Company renewed its mobile concession contract for use of the 900 MHz frequency band that expires on November 4, 2008 for an additional term of seven and a half years, as agreed with the Hungarian Government. At the same time, the Company agreed to carry out large-scale investment projects to further increase mobile broadband coverage. In addition to the payment of the HUF 10 billion concession fee in 2007, Magyar Telekom agreed with the Government to spend at least HUF 20 billion in the following two years (2008 and 2009) on further increasing mobile broadband coverage in Hungary.

        In addition to the above, Magyar Telekom assumes the legal expenses of its current and former employees involved in the internal investigation (see "Item 3—Risk Factors" and "Item 15—Controls and Procedures"); in connection with this we incurred HUF 467 million expenses in 2007. We are not able to estimate the expenses we will incur in 2008 and future years for legal counsel advising these individuals.

Capital expenditures

        Our capital expenditures on property, plant and equipment and intangible assets totaled HUF 103,587 million in 2005, HUF 96,790 million in 2006 and HUF 103,097 million in 2007, including in each year changes in the balance of capital expenditure trade creditors and the recognition of investment tax credit. Capital expenditures include expenditures for (1) the fixed line network, including network operations systems, (2) mobile telecommunications and (3) new products, corporate infrastructure and other assets.

        For information about total additions to property, plant and equipment and intangible assets by business segment, see Note 31.1 to the consolidated financial statements.

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

RESEARCH AND DEVELOPMENT

T-Com and T-Systems operations in Hungary

        Magyar Telekom Plc. has a department dedicated to research and development ("R&D") projects to meet the demands of the rapidly changing market, such as development of our telecommunications networks and service platforms. The R&D department works in close cooperation with educational institutions (including the Budapest University of Technology and Economics and the Technical College of Budapest), strategic investors, suppliers and domestic and international development organizations. Following our accession to the European Union, several sources of funding dedicated to encouraging research and development activities became available to us as well; this encouraged us to deepen our involvement in national and international consortiums engaged in R&D.

        The harmonization projects among DT Group members (Maktel, Slovak Telekom, Croatian Telekom and T-Systems International) play an important role. The joint development themes enable us to utilize group-level synergies, pursue efficient financial and human resource management and use the same third party contractors for our R&D projects.

        In the last few years, to maintain or expand our competitive positions, we developed the technical platform through our R&D activities for the introduction of new VoIP and multimedia-based services, based on the NGN IP/Ethernet-based core and broadband fixed—xDSL, CATV-Docsis 3, Optical access such as Gigabit Capable Passive Optical Network ("GPON") and switched optical solution—and wireless—WLAN, WiFi—accesses.

        Significant resources are devoted to the upgrading of our digital backbone network. The DWDM technology was introduced to satisfy the additional demands on the backbone network that arose in connection with broadband services, such as fast Internet access and broadband IP-VPN.

        We are continuously developing our data communications and IP network and services to meet demands for broadband services. We developed the concept of a national, high-speed IP network built on DWDM and Gigabit Ethernet. Under this program, an IPv6 pilot network has been established.

        In the last few years, we rolled out a wide range of broadband access technologies (e.g., ADSL, cable television, optical access network as pilot and managed leased line technologies) to satisfy demands for higher bandwidth. After introducing triple-play solutions, we started a field trial to provide IP based HDTV. We intend to offer HDTV as a commercial service from 2008. We also deployed a complex measurement system to measure the streamed quality of IPTV and to monitor the overall service quality in an "end-to-end" manner. Home Media Sharing is under investigation in order to provide value added features. The transmission was supported by a VDSL2 pilot system. A new generation of xDSL technologies (VDSL2) was implemented in the access network as a pilot in order to back up the HDTV field trial. Gigabit capable Passive Optical Network technology will be piloted in 2008.

        We are considering investing in and developing EuroDocsis 3.0 technology. This technology has the potential to be a bearer layer of IPTV services over CATV and to offer value added services and higher bandwidth data transmission. Technical background of Digital Video Broadcasting Cable ("DVB-C") based HDTV broadcasting service was prepared and tested prior to the commercial launch of this product in 2008.

        In 2007, we focused on the potential Next Generation, IP Multimedia Subsystem ("IMS")-based applications. We conducted an internal test to evaluate the usability of the IP Centrex features. Based on IMS, we developed the Click-to-dial application, which is considered to be the basis for the forthcoming service improvements. In 2008, we intend to continue this project towards more complex services.

        We developed a pilot system for the automated measure of the acoustic and electronic parameters of the analogue CPEs. This project is planned to be continued towards a completely automatic CPE testing framework.

        Intelligent Home Care solution was examined to provide on-site telemedicine services. The prototype enables data acquisitions of different medical parameters with periodic central database update and optional on-demand video consultancy with specialists.

        Peer-to-peer communication services (p2p file sharing, p2p voice and video transmission, etc.) are intensively utilizing our IP infrastructure. To estimate and measure this traffic a pilot measuring system was elaborated.

        We have developed a test system for hearing-impaired users, which transforms the speech signals into moving images, so users can recognize the speech by lip-reading. As an application, TV programs were used to measure the understanding factor by a test group of disabled people. Based on the results, a product development can be started for commercial launch.

T-Com operations in Macedonia

        Maktel continuously strives for a high technological level in offering and providing a wide range of products and services that will satisfy customers' demands. This, together with the rationalization of network switching architecture, resulted in improvement in the operational efficiency and network consolidation. New telephone services were introduced through the IN and Voice-mail Platforms and new broadband services became available with the implementation of ADSL technology. In the next phase, the main focus will be on extension of broadband access as the main precondition for supporting broadband Internet and video services.

        With the implementation of DWDM network as well as redesign of IP/MPLS backbone network, we are able to provide proper transport capacities needed for our increased number of subscribers and increased bandwidth.

        Maktel is making preparations for interconnection and convergence of separate voice and data networks. The NGN migration concept is seen as a long-term project. Maktel does not plan significant development of traditional PSTN/ISDN network except for purposes of maintenance and compliance with the regulatory requirements. The key focus will be on provisioning of broadband access, IPTV services, VoIP for broadband users and network migration towards NGN.

T-Mobile operations in Hungary

        TMH works in close cooperation on R&D projects with educational institutions such as the Budapest University of Technology and Economics, Corvinus University of Budapest and strategic investors and suppliers to meet the demand of the rapidly changing market.

        Results of Mobile Innovation Centre's second project year:    The Mobile Innovation Centre launched its activity in September 2006 and integrates fixed line, mobile and IP-based networks. It supplies special infrastructure and broad scale of services (Network Services, Inquiry Management System Services, Services for Personal Digital Assistants, 3G Network Services, Radio Frequency Identification Services) for the researchers and companies interested in high quality results. This new infrastructure has encouraged several new research projects in the following areas: development of Extensible Markup Language-based demo application and Open Call Media Platform test, session management between IMS from different vendors, transmission test of messages supporting Inter-IMS services.

        Activities in the Mobile Communications and Computing Laboratory ("MCL"):    MCL, supported by TMH, is located at the Department of Telecommunications of University of Technology and Economics. Currently six staff members, 17 PhD students and approximately 80 undergraduates are working on various projects focused on 3G radio access planning, application of mobile technology in interactive TV broadcasting and mobile security.

        The architecture of a front-end framework based on code generation from markup languages:    These products, targeting common users, make communication more efficient and provide an easy way of sharing opinion through interactive, rich user interfaces. The R&D report prepared in cooperation with the Budapest University of Technology and Economics is focused on the rapid development of scalable Web 2.0 applications.

        Location-based applications:    Innovative location-based applications are a focus of market interest. The aim of our research project in this area is to offer a tool for the developers that can enable them to write general location-based applications effectively, quickly and cost-efficiently, while still allowing the flexible integration of new individual ideas.

        Voice over IP technologies:    Our research conducted in cooperation with the Corvinus University of Budapest in this area provides an overview of the mobile VoIP developments on the international market (networks, phones, software, business models), summarizing the different strategies of the incumbent operators in some European countries. The regulatory aspects of these corporate strategies are also analyzed.

        Multitasking—Simultaneous media use of young people:    Our research focused on the media and Internet usage of young people (ages of 14-18 and 19-23). The aim of our research was to describe the main characteristics of simultaneous communication consumption and identify the communication situations when this behavior is typical.

        Our subsidiary, Pro-M Zrt. completed an R&D project in cooperation with the Mobile Innovation Centre of Budapest University of Technology and Economics to enhance EDR system operation (call data processing, Network Operations Center development).

T-Mobile operations in Macedonia

        Research and development projects at T-Mobile Macedonia are performed in close cooperation with suppliers and state educational institutions. The aim of these projects is to prepare T-Mobile Macedonia to meet the needs of the rapidly developing market and to optimize the maintenance of current activities.

        In cooperation with the local partners, T-Mobile Macedonia has built an E-mail Push solution to target the SME market.

        In cooperation with other T-Mobile International companies, T-Mobile Macedonia has built and deployed a system for Automated Device Management that enables remote device configuration for easier VAS service adoption on the local market.

        T-Mobile Macedonia developed a software called CellInfo that shows the performances and all the relevant cell parameters of the base stations in the network. This software is used on a daily basis by the Radio Network Optimization teams to better optimize the radio network.

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

Risk Management Policies

        Our risk management policies include identification, assessment and evaluation of risks, development of necessary action plans, and monitoring of performance and results. For risk management to be effective, we must ensure that management make business decisions with a full understanding of all relevant risks.

        In 1999, we established a formal risk management system. This system was integrated into the risk management system of DT in 2002.

        All risks related to material internal and external operations, financial and legal compliance and certain other risks are evaluated and managed by a well-defined internal mechanism. A risk management handbook and a Chief Executive Officer ("CEO") directive on risk management were published in 2003. A risk management course was developed for employees responsible for risk management in all organizational areas. Risk items affecting our operations are reviewed quarterly throughout the Group. All of our subsidiaries, business units, divisions and entities are obliged to identify and report their operational risks on a quarterly basis. After evaluation of these risks, results are reported to our management, to the Audit Committee and to DT.

        Following the enactment of the Sarbanes-Oxley Act in the United States in 2002, we decided to enhance our risk management procedures. As this law requires prompt disclosure of all risk items influencing investors' decisions, we complemented our quarterly risk reporting system with a continuous reporting procedure which requires all of our departments and subsidiaries to report on a real-time basis any new material fact, information or risk that comes to their knowledge. Information thus submitted is monitored by the risk management area, and the Chief Financial Officer ("CFO") is notified when a new material risk or information is identified.

        A CEO directive has been issued to define responsibilities of each employee in risk monitoring and management. In addition, an e-learning course was introduced to train our employees on requirements of the Sarbanes-Oxley Act, our enhanced reporting and corporate governance obligations and the enhanced risk reporting procedures. Completion of this course has been made compulsory for all of our employees.

        For further discussion of the steps that we are taking to remedy our control deficiencies, see "Item 15—Controls and Procedures."

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
  Director of Group Legal Branch;

  •
  Director of Group HR Management Branch;

  •
  Head of Secretariat of the Chairman-CEO;

  •
  Head of External Reporting Department;

  •
  Head of the Business Development Branch;

  •
  Head of Group Investor Relations Department; and

  •
  Representative of Group Risk Management Area.

Director of Internal Audit Branch is a permanent invitee.

Principal responsibilities of the Disclosure Committee are as follows:

1.
Develop, review and recommend controls and other procedures, which include procedures currently used by the Company ("Disclosure Controls"), that are designed to ensure that information required by the Company to be disclosed to the BSE, NYSE, SEC and HFSA, such as Annual and Quarterly Reports and 20-F Filings is recorded, processed, summarized, and reported accurately and on a timely basis.

2.
Monitor and recommend appropriate processes and procedures for the review of the Company's

i.
periodic and current reports, registration statements and any other information filed with the BSE, NYSE, SEC and HFSA,

ii.
ad hoc releases and press releases containing financial information, earnings guidance, forward-looking statements, information about material acquisitions or dispositions, or other information material to the Company's security holders,

iii.
correspondence containing financial information to be broadly disseminated to the Company's security holders,

iv.
financial and other disclosure-related information displayed on the Company's corporate/investor relations websites.

3.
Read and review (i) all periodic reports prior to their submission to the applicable financial supervisory authorities, including quarterly stock exchange reports and the Company's Annual Report on Form 20-F, and (ii) all quarterly fraud reports.

ITEM 6—DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Board of Directors

        Under Hungarian laws, the Board of Directors is responsible for the Company's management and decides on matters other than those that must be determined by shareholders. The Board of Directors is required to report annually to the shareholders at the general meeting of the shareholders and quarterly to the Supervisory Board on our business administration, state of assets and business policy.

        Pursuant to our amended Articles of Association, the Board of Directors consists of a minimum of six and a maximum of eleven members elected at the annual general meeting of the shareholders for a term of three years. On December 31, 2007, there were nine members of the Board of Directors. One of the directors was nominated by the former holder of the Series "B" Share, six of the directors were nominated by MagyarCom and two of the directors were elected upon proposal by other shareholders of the Company.

        Meetings of the Board of Directors are held at least four times a year. Meetings of the Board of Directors require the presence of six members for a quorum. Each member has one vote. The Board of Directors passes resolutions by a simple majority vote.

        On December 31, 2007, members of the Board of Directors, their principal occupations and the years of their original election were as follows:

Name	Age	Principal Occupation	Member since
Christopher Mattheisen	46	Chairman and Chief Executive Officer of Magyar Telekom Plc.	2006
Dr. István Földesi	59	International business advisor	2003
Dr. Mihály Gálik	61	Professor and Head of the Marketing and Media Department of the Corvinus University	2006
Michael Günther	63	Member of the Management Board of T-Mobile International, responsible for Joint Venture Management	2002
Horst Hermann	53	Senior Executive Vice President of Deutsche Telekom, responsible for Affiliate Management in Central and Eastern Europe	2003
Thilo Kusch	43	Chief Financial Officer of Magyar Telekom Plc.	2006
Rudolf Kemler(1)	52	Managing Director of HP Austria	2007
Frank Odzuck	48	Chief Executive Officer of Zwack Unicum Plc.	2006
Dr. Ralph Rentschler	47	Member of the Board of Management, T-Com/T-Home (Division of Deutsche Telekom AG)	2003

(1)
Resigned from his position on January 31, 2008.

        On April 25, 2008, Magyar Telekom's Annual General Meeting elected two new Board members: Gregor Stücheli and Lothar Alexander Harings. The new directors' mandate—similarly to that of the other Board members—lasts until May 31, 2010.

Other Principal Directorships of Members of the Board of Directors

Name	Position held	Company
Christopher Mattheisen	None
Dr. István Földesi	President	Inter-Access, Inc., USA
	Member of the Board of Directors	Sláger Rádió
Dr. Mihály Gálik	None
Michael Günther	Chairman of the Board of Directors	T-Mobile Slovensko a.s., Slovakia
	Chairman of the Board of Directors	Deutsche Telekom Inc., USA
	Chairman of the Board of Directors	T-Mobile Czech Republic as.s.
	Chairman of the Supervisory Board	T-Mobile Macedonia
	Chairman of the Supervisory Board	Polska Telefonia Cyfrowa Sp. Z. o.o., Poland
	Chairman of the Supervisory Board	T-Hrvatski Telekom, Croatia
	Vice-Chairman of the Supervisory Board	T-Mobile Hrvatska d.o.o., Croatia
	Member of the Supervisory Board	T-Mobile Deutschland GmbH, Germany
	Member of the Board of Directors	Deutsche Telekom K.K., Japan
	Member of the Board of Management	T-Mobile Worldwide Holding GmbH
	Member of the Board of Management	T-Mobile International AG, Germany
Horst Hermann	Member of the Supervisory Board	T-Hrvatski Telekom, Croatia
	Member of the Board of Directors	Slovak Telecom
	Member of the Board of Directors	Maktel
Thilo Kusch	None
Rudolf Kemler	Member of the Board of Directors	RWE Energy AG
Frank Odzuck	Member of the Board of Directors	Zwack Unicum Plc.
Dr. Ralph Rentschler	Member of the Board of Directors	Slovak Telecom
	Member of the Supervisory Board	T-Hrvatski Telekom, Croatia
	Member of the Supervisory Board	CAP Customer Advantage Program GmbH
	Member of the Supervisory Board	DeTe Fleet Services GmbH
	Member of the Supervisory Board	Deutsche Telekom Netzproduktion GmbH
	Member of the Supervisory Board	Deutsche Telekom Technischer Service GmbH
	Member of the Supervisory Board	Deutsche Telekom Kundenservice GmbH

Biographies of Members of the Board of Directors

        Christopher Mattheisen.    Mr. Mattheisen studied economics and finance at Indiana University of Bloomington and at Columbia University. He first came to Hungary in 1990 to start a strategic planning and business consulting company. In 1993, in his capacity as a marketing manager of U.S. West International, Mr. Mattheisen helped launch various Hungarian, Polish and Czech mobile service operators. He worked as a marketing and sales director of TMH between 1993 and 1996. Between 1997 and 1999, he ran sales and marketing activities of MediaOne in London and later worked in Britain as a business, sales and marketing director of BT's Cellnet. In September 2002, Mr. Mattheisen became Chief Officer of Residential Services of Magyar Telekom and in January 2005 Chief Officer of the Wireline Lines of Business ("T-Com", including Residential Services, Internet and Network divisions). From December 6, 2006, Mr. Mattheisen has been the Chief Executive Officer of Magyar Telekom, from December 21, 2006 he has been the Chairman of the Company's Board of Directors.

        Dr. István Földesi.    Dr. Földesi received a degree in economics in 1972 and graduated with a Ph.D. in 1974. He spent twenty years as a diplomat in London, Madrid and Washington D.C. At the end of the 1980s, he served as an advisor to the Prime Minister and participated in round table negotiations resulting in political and economic changes. In 1991, he became an advisor to the Organisation for Economic Co-operation and Development ("OECD"). He has been working as an international business advisor since 1992. From 1994 to 1999, Mr. Földesi was a member of the Board of Directors of Magyar Telekom and until 1996 he acted as Chairman of the Board. In 2003, he was reappointed as a member of the Board of Directors of Magyar Telekom.

        Dr. Mihály Gálik.    Dr. Gálik is a senior university lecturer with a Ph.D in economics. He spent nearly two decades in the media, working for Hungarian Radio, where he held several positions involving high responsibility, including that of Managing Director. Afterwards, his professional career has been linked to the Budapest University of Economics (currently called Corvinus University), one of the most prestigious institutions in Hungarian academic education. For three years, he was a senior lecturer, while in the last seven years he headed several departments at the university. He is a key figure of the university's cultural life, author of some 70 scientific publications including four textbooks. He is also a recipient of the Széchenyi Professor Scholarship. He is the Director of the Marketing and Media Institute of the Corvinus University and the Head of the Media, Marketing Communications and Telecommunications Department. Since January 1, 2008, he is a Professor and Head of the Media and Marketing Department of the Corvinus University.

        Michael Günther.    Mr. Günther studied business administration at universities in Berlin and Hamburg. In 1971, he started his career at Philips-Konzern where he was a financial executive. From 1987 to 1993, Mr. Günther was a member of the Board of Directors of Philips Kommunikations Industrie AG in Nuremberg and was responsible for controlling, finance and accounting, as well as information technology. In 1994, he joined DeTeSystems, a Deutsche Telekom subsidiary, as Financial Director. In 1996, he joined Deutsche Telekom as Head of Financial and Controlling Division. From September 1997 to August 2000, he served as Financial and Controlling Director at T-Mobile International AG. In February 2000, he became Chief Financial Officer, then since June 2001, he has served as Chief Executive Officer of the Joint Venture Management for T-Mobile International AG.

        Horst Hermann.    After graduating with an engineering degree, Mr. Hermann joined Deutsche Telekom as an operations manager in the Telecommunications Office in Bonn in 1978. In 1990, he began to work for Corporate Strategy and Regulatory Policy at the Deutsche Telekom headquarters. From 1994 until 1996, he was Assistant Managing Director in Business Development and Finance at Deutsche Telekom's regional headquarters in Singapore covering branch offices in Hongkong and New Delhi. From 1996 until 1998, Mr. Hermann returned to Deutsche Telekom headquarters for a strategic planning position. In April 1998, he joined Magyar Telekom to head Strategy, Business Development and M&A. On January 1, 2002, he became Chief Strategy and International Officer and was also put in charge of our Business Portfolio, Maktel and our group policy for Media. In June 2003, Mr. Hermann became responsible for Affiliate Management for Deutsche Telekom's Central and Eastern European telecommunications operations, such as Magyar Telekom, T-Hrvatski Telekom, Croatia and Slovak Telecom.

        Thilo Kusch.    Mr. Kusch studied communication engineering and business administration at Technische Universität Berlin. From 1989 to 1992, he successfully established and ran his own company selling PCs and PC network to residential and small business customers. From 1992 to 1998, he worked in a leading position in Arthur D. Little's Telecoms, IT, media and entertainment practice as a management consultant and from 1998 to 2001 he was telecommunications equity analyst with Dresdner Kleinwort Wasserstein. He joined Deutsche Telekom Group in 2001 as Senior Director in charge of IPO preparations and investor relations for T-Mobile International. Since April 2002 he was a Senior Executive Vice president of Deutsche Telekom, in charge of investor relations. He was appointed Chief Financial Officer of Magyar Telekom in September 2006.

        Rudolf Kemler.    Mr. Kemler has a degree in engineering specializing in Information Technology and Management. After various positions in Austrian banks and as general manager of the consulting company WBG Betriebswirtschafts Beratungsgesellschaft m.b.H, Vienna, in 1989 he became Member of the Executive Board of Nixdorf Computer Austria where he led the merger of Siemens-Data and Nixdorf and became Director of Siemens Nixdorf Informationssysteme Austria. In 1992, he became Executive Vice President of the Corporate Headquarters in Munich, with worldwide responsibility for the Banking Systems division. In 1995, he returned to Austria as the Division Head for Computer Systems of Siemens Nixdorf for the Austria and South East Europe region. In 1998, he became Senior Vice President and CIO of GE Capital Corporation in Stanford, Connecticut, USA during a phase of several worldwide acquisitions of the GE Group. In 2000, he took over the role of the CEO of Stage1.cc Technology Business Incubator AG in Vienna. In 2002, he joined the Deutsche Telekom Group and was appointed as CEO of T-Systems Austria & CEE. From February 1, 2008, he has been Managing Director of HP Austria.

        Frank Odzuck.    Mr. Odzuck obtained an economist degree in 1983 in Budapest. He has been working in Hungary for over 15 years. He was the managing director of the Hungarian operations of Eduscho and Eduscho-Tchibo for 8 years and later the managing director of Nestlé-Schöller Hungary Ltd. Since 2003, he has been the CEO of Zwack Unicum Plc., listed on the Budapest Stock Exchange. The company, producing and marketing a genuine "Hungaricum", is one of the best-known international companies in Hungary (Underberg, Diageo).

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

Management Committee

        Pursuant to our amended Articles of Association and the amended Rules of Procedure of the Board of Directors, the Board of Directors established a Management Committee in 2000, which is empowered to carry out the day-to-day operations in accordance with the annual business plan. On December 31, 2007, the Management Committee consisted of seven chief officers of Magyar Telekom. The members were as follows:

Name	Age	Current position	Member since
Christopher Mattheisen	46	Chairman and Chief Executive Officer	2006
Thilo Kusch	43	Chief Financial Officer	2006
Éva Somorjai	41	Chief Human Resources Officer	2007
György Simó	41	Chief Operating Officer, Alternative Businesses and Corporate Development BU	2006
István Papp	36	Chief Operating Officer, Business Services BU	2007
János Winkler	53	Chief Operating Officer, Consumer Services BU	2006
István Maradi	43	Chief Technology and IT Officer	2007

Other Principal Directorships of Members of Management Committee

Name	Position held	Company
Christopher Mattheisen	See above
Thilo Kusch	See above
Éva Somorjai	None
György Simó	Chairman of the Board of Directors	[origo] Zrt.
	Chairman of the Board of Directors	M-Factory Zrt.
István Papp	None
János Winkler	None
István Maradi	Non-Executive Director, Owner	Centro-plane Kft.

Biographies of Chief Officers

        Christopher Mattheisen.    See "Biographies of Members of the Board of Directors" above.

        Thilo Kusch.    See "Biographies of Members of the Board of Directors" above.

        Éva Somorjai.    Ms. Somorjai completed her studies at the College for Commerce and Catering. From 1989, she worked at the international directorate of Magyar Hitelbank. From 1991 through 1994, she was the administrative and financial manager of a real estate investment company in Melbourne, Australia. Between 1996 and 2001, she worked in various management positions in the human resources area of Pepsi Cola's Central European division. In 1999, she was appointed human resources director of the international organization and personnel development area, from 2000 she filled the position of human resources director of the Hungarian company. She has been working for Magyar Telekom since October 2001. Since 2002, she had been Director of the Group HR Branch. From April 1, 2007, she has been Chief Human Resources Officer of Magyar Telekom.

        György Simó.    Mr. Simó graduated in 1997 from ELTE with a degree in Sociology. During his studies, he received a scholarship to the Sociology Department of the New School for Social Research (New York). In 1991, he founded Tilos Radio, where he acted as host, later as Chairman of the Board of Trustees. From 1996 to 1998 Vice-Chairman of AMARC-EUROPE, the European Association of Community Radio Broadcasters. From 1999 he was Program Director at MATÁVnet, then, he was in 2000 one of the leaders of the project elaborating Magyar Telekom's Internet strategy. From April 1, 2000, he served as Chief Officer and Executive Director of MATÁVnet Kft. From September 1, 2000, he served as Senior Chief Officer of the company (renamed on May 2, 2001 to Axelero Internet Rt.) responsible for media, strategy and communication. From July 2002, he was a member of Axelero Internet Rt.'s Board of Directors. From November 1, 2003 , he was CEO of Axelero Internet, from May 6, 2005 CEO of T-Online, Deputy to Head of T-Com and Head of T-Com's Internet Services Division. As of September 20, 2006, György Simó was appointed Chief Operating Officer of the Wireline LoB of Magyar Telekom. From March 19, 2007, he has been Chairman of Mobilpress Zrt.'s Board of Directors and since June 28, 2007, he has acted as Chairman of M-Factory Zrt.'s Board of Directors. Since October 1, 2007, he has been a member of the Board of Directors of T-Online's legal successor, [origo] Media and Communications Ltd. Co. From January 1, 2008, he has been Chief Operating Officer of Alternative Businesses and Corporate Development Business Unit.

        István Papp.    Mr. Papp holds a degree in economics and an MBA diploma from Warnborough University in Ireland. He started his professional career at Integra Kft. From 1996, he worked at Anixter Distribution Hungary, first as commerce director and then regional head of sales. In 1999, he joined Cisco Systems Hungary Kft. During the past eight years he served in several executive positions at the company and directed its large enterprise, service provider, government, small and medium enterprise, as well as partner relations lines of business. In August 2005, he was appointed head of the region comprising eight countries (Albania, Bosnia-Herzegovina, Croatia, Macedonia, Montenegro, Serbia, Slovenia and Hungary), and was Cisco Systems Director responsible for the Adriatic region and Hungary. From

October 16, 2007, he has been Chief Operating Officer of Magyar Telekom, Head of Business Services LoB and from January 1, 2008 Chief Operating Officer of Business Services Business Unit.

        János Winkler.    Mr. Winkler earned an economics degree at the Budapest University of Economic Sciences, and in 2000 an MBA degree at Purdue University (USA). He started his career as trade manager with Nikex Foreign Trade Company, then from 1986 to 1991 he served in Beijing at the Commercial Section of the Republic of Hungary, first as commercial secretary, later deputy counselor. From 1992, he was National Sales Manager, later Deputy Director of Marketing at TMH and in 1994, he was appointed Deputy CEO. From February 1996, he had been Chief Marketing and Sales Officer of TMH. As of January 20, 2006, he was appointed TMH's CEO and became member of the Management Committee of Magyar Telekom. From March 1, 2006 he has been Chief Operating Officer of Magyar Telekom's Mobile Services LoB. From January 1, 2008, he has been Chief Operating Officer of Consumer Services Business Unit.

        István Maradi.    Mr. Maradi graduated in 1989 from the Technical University of Budapest with a degree in communications engineering, specializing in GSM and mobile communication, then in 2000 obtained an MBA degree at the Open University of London. He started his carrier in Matáv PKI Research Institute as mobile telecommunications researcher. Then he participated in the start-up of Westel Rádiótelefon Kft. with responsibility for network design. In the initial period of the company's operations he worked as design engineer, then as radio engineer, from 1992 as director for network operations. From 1995, he was director of operations at Westel 900 Rt., then at TMH, from 2001 to 2006 Chief Officer and Service Development Director of TMH. From April 1, 2007 he has been Chief Information Officer of Magyar Telekom and from January 1, 2008 Chief Technology and IT Officer.

Supervisory Board

        The Supervisory Board has to examine every important report on the business policy and every submission made on matters falling into the exclusive competence of the General Meeting. The General Meeting may pass resolution on the annual report prepared in accordance with the Act on Accounting and the use of the profit after income tax only upon receipt of the written report of the Supervisory Board, whereas the proposal of the Board of Directors on the payment of dividend and the company governance and management report can only be submitted to the General Meeting with the prior approval of the Supervisory Board.

        Pursuant to the Articles of Association, the Supervisory Board consists of a minimum of three and a maximum of fifteen members elected by the shareholders for a term of three years. The Works Council nominates one third of the Supervisory Board members. Meetings of the Supervisory Board require a quorum if two-thirds of the elected members are present.

        On December 31, 2007, the members of the Supervisory Board, their principal occupation and the years of their original election were as follows:

Name	Age	Principal Occupation	Member since
István Koszorú	57	Chairman of the Workers' Council at Network Management Directorate	2007
Attila Csizmadia	58	Ministry of Finance, Chief Counsellor	2003
Dr. Ádám Farkas	40	CEO of Allianz Bank Zrt.	2005
Dr. János Illéssy	45	None	2006
Gellért Kadlót(1)	59	Member of the Workers' Council of the sales field	2002
Dr. Sándor Kerekes	59	Director of Institute of Environmental Sciences Corvinus University Budapest	2006
Jutta Burke	43	Corporate Country Manager at Deutsche Telekom, responsible for Hungary, Macedonia and Montenegro	2007
Konrad Kreuzer	59	Chairman of the Board of Directors of E.ON Hungary Zrt.	2006
Dr. László Pap	64	Budapest University of Technology, Professor and Head of Telecommunications Department	1997
György Varju	61	Chairman of the Workers' Council at Technical Services	2005
Péter Vermes	61	Chairman of Magyar Telekom's Central Workers' Council	1995

(1)
Resigned from his position on April 15, 2008 as a result of the termination of his employment with the Company.

        On April 25, 2008, Magyar Telekom's Annual General Meeting elected one new member of the Supervisory Board as one of the Supervisory Board members nominated by the Works Council resigned. The newly elected member is Zsoltné Varga who was nominated by the Works Council. The new member's mandate—similarly to that of the other Supervisory Board members—lasts until May 31, 2010.

Other Principal Directorships of Members of the Supervisory Board

Name	Position held	Company
István Koszorú	Member of the Board of Directors	DIMENZIÓ Egészségpénztár
Attila Csizmadia	Member of the Supervisory Board	Postaautó Tisza Zrt.
	Member of the Supervisory Board	Puskás Tivadar Közalapítvány
	Member of the Supervisory Board	Neumann János Digitális Könyvtár és Multimédiás Központ Kht.
	Member of the Supervisory Board	Távközlési Oktatási Alapítvány
	Member of the Board of Directors	MÁV Cargo Zrt.
Dr. Ádám Farkas	Member of the Board of Directors	Allianz Hungária Biztosító Zrt.
	Member of the Board of Directors	Allianz Bank Zrt.
	Vice-Chairman of the Board of Directors	Budapest Airport Ltd.
Dr. János Illéssy	None
Gellért Kadlót	None
Dr. Sándor Kerekes	Chairman of the Advisory Board	Zöld Iránytü Alapítvány
	Chairman of the Advisory Board	Partners Hungary Alapítvány
	Member of the Advisory Board	Vezetöképzésért Alapítvány
Jutta Burke	None
Konrad Kreuzer	Chairman of the Board of Directors	ZSE, Slovakia
	Chairman of the Board of Directors	EHV Zrt., Hungary
	Member of the Supervisory Board	EDE Zrt.
	Member of the Supervisory Board	EED Zrt.
	Member of the Supervisory Board	ETI Zrt.
	Member of the Supervisory Board	EKO Zrt.
	Member of the Supervisory Board	EDD Zrt.
Dr. László Pap	None
György Varju	None
Péter Vermes	None

Biographies of Members of the Supervisory Board

        István Koszorú.    Mr. Koszorú has been working for Magyar Telekom and its legal predecessor in positions of transmission technician, general technician, technical designer and plant manager since 1971. He has also been an elected official of the Workers Council since 1993. Presently, he is Chairman of the Network Management Directorate's Works Council.

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

        Dr. Ádám Farkas.    Dr. Farkas graduated from the Budapest University of Economics in 1990 and he obtained a PhD from the same institution in 1995. He studied and worked on various research projects at several universities outside Hungary. He started his career as a full-time lecturer at the university and as a finance advisor to EBRD (London). At present, he is a lecturer at the Budapest University of Economics as well as at International Training Centre for Bankers. From 1997 to 2001, he was Managing Director of the National Bank of Hungary and member of its Board of Directors. From 1999 until 2001, he acted as Deputy Chairman of Keler Rt.'s Board of Directors and was a member of the Stock Exchange Council.

From 2001, he was Managing Director of CIB Central European International Bank, and then he was Chief Executive Officer between 2002 and 2005. He is a member of executive committees of several Hungarian professional associations. In March 2006, he became CEO of Allianz Bank Zrt.

        Dr. János Illéssy.    Dr. Illéssy is an electrical engineer graduated from the Budapest Technical University and acquired MBA and PhD degrees from the University of Pittsburgh. For over one and a half decades, he worked for Pannonplast, a plastics manufacturer company listed on the Budapest Stock Exchange, in various positions as advisor, controller, CFO and CEO. From 2001 to 2003 he has been the managing director of the Hungarian branch bank office of BNP Paribas. From 2004 until 2007 he was the Chief Financial Officer and member of the Board of Directors of BorsodChem.

        Gellért Kadlót.    Mr. Kadlót has been working with Magyar Telekom since 1970, initially in operations, and later in development. Currently, he coordinates cooperation between local telecommunications operators and Magyar Telekom within the Domestic Carriers Division. From 1996 to 2005, he was Chairman of the Workers' Council of the Domestic Carriers Division. Since 2005, he has been serving as Member of the Workers' Council of the sales field.

        Dr. Sándor Kerekes.    Professor Kerekes has a PhD in Chemistry and a degree in Economics as well as a degree from the advanced Management Program of Harvard Business School. He served as chairman in various boards of directors of mid-sized companies in Hungary for 15 years. The last 8 years he served as the Head of Business Administration Faculty of the Corvinus University of Budapest. He is the Director of the Institute of Environmental Sciences of Corvinus University.

        Jutta Burke.    Ms. Burke holds an M.A. from Bochum University, Germany. From 1993 to 1997, she worked in the Controlling Department of the European Headquarters of Johnson Controls, Controls Division. Between 1997 and 1999, she worked for GE Fanuc at their European Headquarters in Luxembourg. In 1999, she joined Techem AG, Frankfurt, as Manager Statutory Reporting. She joined Deutsche Telekom AG in 2004 as Senior Expert U.S. GAAP and SEC Compliance, and is currently Corporate Country Manager responsible for Hungary, Macedonia and Montenegro.

        Konrad Kreuzer.    Mr. Kreuzer is a lawyer with a degree in Business Administration. After serving in various positions at the Universities of Munich and Konstanz and in the Ministry of Domestic Affairs of the State of Bavaria, he joint Bayernwerke utilities as a Head of the Law and Property Department. Since 1997, he has been serving E.ON in Hungary as the Chairman of the Board of Directors. His current responsibilities are Legal Affairs, Gas Business and International Affairs.

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

        György Varju.    Mr. Varju has been working with Magyar Telekom and its legal predecessor since 1977. Until 1998, he acted as an on-site construction manager. In 1993, he was elected to the Workers' Council, and he is now Chairman of the Workers' Council at Technical Services and a member of the Central Workers' Council. Between 1999 and 2002, he was a member of Magyar Telekom's Supervisory Board as a representative of the employees.

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

Indemnification of the Board of Directors and the Supervisory Board

        Pursuant to our Articles of Association, to the extent permitted by law, we are required to indemnify each current and former member of the Board of Directors and the Supervisory Board, provided on the one hand that he or she was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal or administrative, by reason of the fact of his or her current or former position at the Company and on the other hand that he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. We may maintain insurance on behalf of any member of the Board of Directors or the Supervisory Board against any liability asserted against him or her and incurred by him or her in any such capacity, whether or not we have the obligation to indemnify him or her against such liability.

Statement of the Board of Directors

        "The role of the Board of Directors is to act on behalf of the shareholders to ensure that Magyar Telekom operates in a manner that serves the interests of shareholders all over the world. As members of Magyar Telekom's governing body we will always act in accordance with our fiduciary responsibilities and the following values:

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

Compensation of Directors and Officers

        For the year ended December 31, 2007, the aggregate compensation of the members of the Board of Directors in their capacity as Board members was HUF 10.9 million.

        For the year ended December 31, 2007, the aggregate compensation of the members of the Supervisory Board in their capacity as Supervisory Board members was HUF 42.2 million.

        For the year ended December 31, 2007, the aggregate compensation of the members of the Management Committee ("MC") was HUF 740.5 million.

        Half of the MC members have an employment contract for a fixed duration. Pursuant to Hungarian legislation, if an employment contract is terminated before the end of its term, the average compensation received by the employee prior to such termination is payable for the remaining period up to 12 months. In case an employment contract for an undetermined duration is terminated, the notice period is normally six months, and severance is between 10 and 16 months.

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

        In line with the Company's allowance scheme, the company contributes to the personal pension scheme and the personal insurance scheme on behalf of the MC members. In addition, the MC members are entitled to the use of company cars.

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

        In compliance with the relevant provisions of the new Company Act and the Company's Articles of Association, the Annual General Meeting ("AGM") held on April 26, 2007 elected an Audit Committee from the independent members of the Supervisory Board. The members of the Audit Committee of Magyar Telekom are Dr. Ádám Farkas (Chairman), Dr. László Pap, Dr. János Illéssy and Dr. Sándor Kerekes. Dr. György Szapáry resigned from his position from December 10, 2007. The mandate of the Audit Committee members—similarly to that of the Board of Directors members and the other Supervisory Board members—lasts until May 31, 2010.

        The Audit Committee acts independently within its scope of authority provided in Act IV of 2006 on Business Associations, in Act CXX of 2001 on the Capital Market, in our Articles of Association, and in compliance with the rules and regulations of the BSE, the NYSE and the SEC, as well as the provisions and rules of the US Securities Exchange Act of 1934, as amended (the "Exchange Act").

        The purpose of the Audit Committee is, among others, to oversee:

  •
  the integrity of the Company's financial statements;

  •
  the Company's compliance with legal and regulatory requirements falling within the scope of authorities and responsibilities of the Audit Committee;

  •
  the qualifications and independence of the Company's independent external auditor; and

  •
  the performance of the Company's internal audit function and independent auditors.

        The Audit Committee recommends the appointment of independent auditors to be elected at the AGM and approves the scope of external audit services. The Audit Committee pre-approves all audit and non-audit services to be performed by the external auditor. The Audit Committee also reviews and evaluates our annual financial statements, taking into account results of audits and reviews performed by the independent auditors. The Audit Committee meets at least four times a year.

        The Remuneration Committee makes proposals to the Board of Directors with respect to appointment and dismissal, as well as remuneration of chief officers, including establishment and assessment of bonus targets. Members of the Remuneration Committee are Michael Günther, Frank Odzuck and Dr. Ralph Rentschler. The Remuneration Committee meets at least twice a year.

Employees

        We had 11,723 employees as of December 31, 2007. The following table provides information concerning the number of full-time employees, including full-time equivalents, of Magyar Telekom Plc. and its consolidated subsidiaries:

	2005	2006	2007
Magyar Telekom Plc.	5,478	6,980	7,008
Magyar Telekom Plc. and its consolidated subsidiaries:	11,919	12,341	11,723

        The following table provides information on the breakdown of Magyar Telekom's employees by operations. The Hungarian fixed line operations cover the Hungarian operations of our T-Com segment as well as the T-Systems and GHS segments, while the International fixed line operations are fully included in the T-Com segment.

	Number of employees
	2005	2006	2007
Hungarian fixed line operations	6,852	6,963	6,773
International fixed line operations	2,760	2,901	2,538
Hungarian mobile operations	1,708	1,880	1,830
International mobile operations	599	597	582

Total	11,919	12,341	11,723

        Workforce Reduction and Redeployment.    Centralization, technological improvements and attrition have allowed us to reduce the size of our workforce. While overall personnel levels are falling, the number of highly skilled employees is increasing. We plan to further reduce the number of our employees.

        In order to simplify and streamline its organization, Magyar Telekom has already implemented several integration steps. The merger with T-Mobile Hungary in March 2006 and the integration of Emitel and the access business of T-Online into the parent company from October 2007 enabled the management to eliminate overlaps and simplify the processes and the operational structure of the Group. The decision on the change in the organizational model was a further step to ensure a more customer-focused approach and a lean management structure. With the aim to further improve efficiency and reduce headcount, management started negotiations with the trade unions and reached an agreement with the unions in October 2007.

        The consequent decision regarding Group-level headcount reduction resulted in a HUF 19 billion severance-related expense in the last quarter of 2007. The already implemented headcount reductions and these headcount reduction-related agreements are expected to result in annual cost-savings of HUF 13 billion in Group-level employee related expenses. The trade union agreement also defined the wage increase for the remaining employees at the parent company for 2008, which was 5.5 percent from March 2008. The majority of the headcount reduction was implemented on the last working day of 2007 reducing the closing headcount of the Group in the first quarter of 2008. The headcount reduction measures are expected to decrease the Group-level headcount by 15 percent by the end of 2008 compared to the end of June 2007 level.

        These efficiency improvement measures are necessary steps to mitigate the negative trends in the telecommunications industry being faced by Magyar Telekom. Increasing competition in all segments and a tougher regulatory (roaming regulation and reducing termination fees) and macroeconomic environment will put pressure on our performance in coming years. While the integration and the new organizational structure will result in some additional costs in 2008, these are essential to offset the declining performance of our core traditional voice business and as a result maintain profitability in these areas.

        Employee Representation and Labor Relations.    Magyar Telekom Plc. has entered into a collective bargaining agreement with the Hungarian telecommunications trade unions (Távközlési Szakszervezet, "TÁVSZAK" and Magyar Távközlési Ágazati Szakszevezet, "MATÁSZ"). The agreement, which can be terminated by either party with three months' notice, applies to all Magyar Telekom Plc. employees except the Chief Executive Officer, regardless of their union membership status. Wage terms in the agreement must be renegotiated annually. Under the agreement, employees are generally entitled to prior notice before termination. Furthermore, employees are entitled to a specific amount of severance pay, which depends on the tenure of the employee. Employees are also entitled to welfare benefits as discussed below.

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

        Under the Hungarian Companies Act, employee representatives on the Supervisory Board are nominated by the Workers Council in cooperation with the Trade Union. The composition of the Supervisory Board is approved by the AGM. At least one third of the members of the Supervisory Board must be employee representatives. Currently, four members of the Supervisory Board are employee representatives. These members are István Koszorú, Zsoltné Varga, György Varju and Péter Vermes.

        We believe that our relations with our employees are good. We have not experienced any labor strikes or disruptions since our formation.

        Pensions and Benefit Programs.    We provide employees with discounted telephone services, subsidized meals, interest-free loans to purchase real estate, discount holiday facilities and other fringe benefits. In addition to our statutory contributions to governmental health, retirement and unemployment schemes, we contribute to the employees' voluntary pension fund and supplementary benefits fund, which provide private pension and health insurance benefits supplementing government pension and health benefits. We do not, however, guarantee payment by the benefits fund to its members. At the end of 2007, approximately 85 percent of all employees participated in the pension plan, 83 percent in the self-help plans and 73 percent in the health fund.

Share Ownership of Management

        The following table sets out information relating to holdings of ordinary shares by our directors and executive officers at December 31, 2007:

Name	Position	No. of Options Owned	No. of Shares Owned
Dr. Mihály Gálik	Board Member	—	1,000
Horst Hermann	Board Member	—	400
Jutta Burke	Supervisory Board Member	—	20
Attila Csizmadia	Supervisory Board Member	—	6,272
Gellért Kadlót	Supervisory Board Member	—	176
György Varju	Supervisory Board Member	—	320
Péter Vermes	Supervisory Board Member	—	22,533

Total		—	30,721

        For information about share options, see Note 24.1 to the consolidated financial statements. For information about Deutsche Telekom stock appreciation rights, Mid-term Incentive Plan ("MTIP") programs and stock option plans, see Note 33.5 to the consolidated financial statements.

ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

        The share capital of Magyar Telekom Plc. is HUF 104,274,561,500, consisting of 1,042,745,615 Series "A" ordinary shares with a nominal value of HUF 100 each at December 31, 2007.

        Ordinary shares outstanding as of December 31, 1999 amounted to 1,037,281,600 shares. In June 2000, 630,000 ordinary shares of the Company were registered, which increased Magyar Telekom Plc.'s number of registered ordinary shares to 1,037,911,600. Of the newly issued shares, 77,270 ordinary shares were traded outside Magyar Telekom. Consequently, the number of shares outstanding increased to 1,037,358,870 shares.

        In 2002, the remaining 552,730 shares from the June 2000 transaction issue were traded outside Magyar Telekom. In addition, as a result of the new management stock ownership program launched in 2002, we issued 4,900,000 shares of common stock, which were repurchased immediately. As a result, the number of registered shares increased to 1,042,811,600.

        At the end of February 2006, TMH was merged into Magyar Telekom Plc. According to the Hungarian Act on Business Associations it is not mandatory for the shareholders to remain shareholders of the merged company and the company's share capital should be reduced by the nominal value of the shares held by those shareholders who did not participate in the merger. When these shareholders elected not to participate in the merger, MagyarCom, as controlling stakeholder, also had to divest some of its interest in Magyar Telekom to avoid a public offering procedure. As 43,385 shares were divested by the departing shareholders, the number of ordinary shares outstanding decreased to 1,042,768,215 as of February 28, 2006, when the Court of Registry registered the merger.

        With the effective day of September 30, 2007, Emitel and the access business line of T-Online Hungary merged into Magyar Telekom Plc. Due to the reasons explained in the previous paragraph, MagyarCom, as controlling stakeholder, also had to divest some of the interest in Magyar Telekom to avoid a public offering procedure. As 22,700 shares were divested by the departing shareholders, the number of ordinary shares outstanding decreased to 1,042,745,615 as of September 30, 2007, when the Court of Registry registered the merger.

        The Parliament of the Republic of Hungary approved an Act that abolishes the priority voting share of the state (golden share, Series "B" share). As a result, Magyar Telekom Plc. amended its Articles of Associations on June 29, 2007, to delete the provisions concerning the "B" shares and converted the one registered priority Series "B" voting share (golden share) with a face value of HUF 10,000 to 100 dematerialized ordinary Series "A" shares with a face value of HUF 100 each and terminated the priority rights associated with the golden share.

        Information concerning our ownership structure as of December 31, 2007 is set out in the following table:

Shareholder	Number of shares	Percentage of share capital
MagyarCom	617,438,581	59.21
Publicly traded(1)	423,803,493	40.65
Treasury stock	1,503,541	0.14

	1,042,745,615	100.00

(1)
Of our publicly traded shares, JP Morgan Chase Bank, N.A., as Depositary, had 9,505,784 ADRs, evidencing 47,528,920 shares on its accounts as of December 31, 2007, for registered holders, such amount representing 4.6 percent of the total shares outstanding. We do not know whether this percentage may be indicative of the percentage of our ordinary shares held by U.S. persons. Also, members of the Board of Directors, Supervisory Board and the management own a total of 30,721 shares.

        One of the current directors was nominated by the former holder of the Series "B" Share pursuant to the Articles of Association in effect at the day of his election. After deleting the special rights attaching to golden share, this director has remained a member of the Board and is now an independent director. In addition, two of the current directors are independent while seven of the current directors were nominated by MagyarCom. MagyarCom therefore controls Magyar Telekom.

        SBC Communications Inc. and Deutsche Telekom jointly managed and operated MagyarCom until SBC's 50 percent ownership in MagyarCom was transferred to Deutsche Telekom in June 2000. Deutsche Telekom now controls Magyar Telekom indirectly.

        The Government of Hungary.    The Series "B" shares were transformed into ordinary shares and the special rights of the Hungarian Government attached to it were abolished. The Hungarian Government, acting through the Ministry and various regulatory bodies under its supervision, will continue to exercise regulatory control over our telecommunications activities.

Related party transactions

        For a discussion of related party transactions, see Notes 16 and 33 to the consolidated financial statements.

ITEM 8—FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS

        See "Item 17—Financial Statements".

OTHER FINANCIAL INFORMATION

Legal proceedings

Legal proceedings pending before the competent courts, affecting Magyar Telekom in excess of HUF 500 million

  Universal Telecommunications Support Fund

        In 2002, the Prime Minister's Office entered into an agreement with Magyar Telekom Plc. to revise and terminate the Nationwide Concession Contract and Local Concession Contracts signed in 1994 and to establish terms of universal telecommunications services to be provided by Magyar Telekom. According to the agreement, the Universal Telecommunications Fund (later its name has changed to Universal Electronic Telecommunication Fund), established by the Communications Act and funded by the telecommunications service providers, was obliged to pay certain fees to universal service providers, as specified in the relevant laws. The Universal Telecommunications Fund has failed to make the payments in due course; therefore Magyar Telekom Plc. had several court and administrative procedures between 2004 and 2007 for the unpaid receivables. As all court proceedings regarding the universal service obligation of Magyar Telekom were closed in 2007, no additional compensation or outpayments are expected in the future. (Magyar Telekom is still entitled for HUF 150 million from the Fund for 2003 but as the Fund does not have adequate resources to meet its payment obligations, the payment of this amount is uncertain).

        Currently there is one outstanding procedure left, as T-Mobile Hungary as a separate legal entity was a contributor to the Fund, and Magyar Telekom Plc. was entitled to receive—based on its statutory right as universal service provider—HUF 1,468 million from the Universal Electronic Telecommunications Fund (out of which HUF 619 million was transferred to Magyar Telekom Plc. earlier). Due to the fact that TMH merged into Magyar Telekom Plc., according to Magyar Telekom Plc.'s interpretation of the relevant regulation, there was a legal possibility to net the claim of Magyar Telekom Plc. against that of the Fund and consequently TMH executed payment to the Universal Electronic Telecommunications Fund in the amount of HUF 282 million.

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

        Despite Magyar Telekom Plc.'s request delivered to the Tax Authority to stop or suspend its procedure, and not to start the execution—the Fund's claim being unfounded in Magyar Telekom Plc.'s view—the Tax Authority executed the collection of the amount with interest. The Tax Authority rejected the major part of our claim regarding the execution. Since the amount was collected by the Tax Authority, we did not appeal.

        We initiated a lawsuit against the Fund and requested the court to oblige the Fund to repay the HUF 891 million and interest calculated from November 21, 2006. On November 7, 2007, the court of first instance rejected our claim and thereon obliged us to pay HUF 4.5 million in legal expenses. We appealed this decision.

        As the amount claimed by the Fund was fully paid by the Company, no provision was considered necessary.

  Interconnection fees—dispute between the NCA and TMH

        In November 2002, the CAC designated TMH as a provider with SMP in the national interconnection market. TMH, under statutory obligations, filed its cost calculation methodology and relevant cost/rates data based on the mandatory LRIC model.

        TMH withdrew the LRIC model, which it originally filed in December 2002, as the legal situation was unclear and no valid regulation providing a guideline for the LRIC model existed. The lack of such a guideline meant that equal treatment of market participants could not be ensured. The Chairman of CAC informed TMH that the CAC accepted the withdrawal, but it had to continue the procedure and ordered TMH to decrease its fixed-to-mobile termination fees by about 10 percent, effective September 1, 2003. This resulted in inconsistency with respect to call termination charges as Pannon was not under the same legal obligation, due to the staying order issued by the court of first instance on the execution of the SMP decision. However, Pannon later chose to follow TMH on its own initiative and lowered its mobile termination charges by five percent, effective October 1, 2003. TMH challenged the CAC's decision in court on procedural grounds as the CAC had no legal right to continue to consider the procedure binding.

        The court of first instance in its decision on March 3, 2005 found that the CAC's decision was unlawful and ordered it to carry out a new procedure. The NCA did not appeal this decision, while TMH appealed the choice of regulations ordered to be used in the new proceeding. The judgment on the merits of the case is now final and binding. The second instance court accepted TMH's arguments and ordered the NCA to apply the Electronic Communications Act in the new procedure. The NCA carried out a repeated procedure and in its decision set the same fees (40.50 HUF/minute peak, 22.50 HUF/minute off-peak) and noted that these fees should be applied to the period from August 11, 2003 to June 15, 2004. TMH filed suit against the decision at court and the case is pending.

        In May 2004, the NCA ordered TMH to apply 37 HUF/peak minute and 20.50 HUF/off-peak minute fixed-to-mobile termination rates (approximately an 8.7 percent decrease), effective June 15, 2004. TMH challenged the decision in court and requested the court to suspend the execution of the resolution until the case is resolved. The court of first instance decided in favor of TMH but did not suspend the resolution of the NCA. The NCA filed its appeal against the decision and TMH also appealed against certain parts of the reasoning, requesting again that the court suspend the execution of the resolution. The second instance court decided that the NCA's decision was of a temporary nature and thus TMH did not have the right of appeal and repealed the first instance court's decision. The Supreme Court upheld that the NCA's decision was of a temporary nature and thus TMH did not have a separate right of appeal.

        Pursuant to the Electronic Communications Act, the NCA launched in March 2004 a new market assessment and analysis procedure to identify providers with SMP in certain relevant markets. The NCA completed the analysis on January 17, 2005 and found all three GSM mobile operators in Hungary as providers with SMP in their respective national voice call termination markets subject to regulatory obligations. The NCA's decision perpetuated the asymmetry in the mobile operators' termination fees, as it allows a 20 percent difference between the lowest and the highest termination fee. Because of this asymmetry, TMH filed a suit to challenge this decision in court. The first instance court repealed the 20 percent rule and certain other provisions of the NCA's decision. The second instance court in its binding decision on March 23, 2007 partly amended the first instance decision and refused the claim of the plaintiffs in its entirety. TMH initiated a judicial review procedure at the Supreme Court. On April 30, 2008, the Supreme Court confirmed the decision of the appellate court.

        The NCA rejected the LRIC models and the proposed call termination fees of all three mobile operators and applied benchmarking to determine the termination fees. The NCA in its temporary decision of July 20, 2005 set TMH's average termination fee at HUF 27.17, Pannon's at HUF 29.44 and Vodafone's at HUF 32.61. According to these decisions, these average termination fees were to be applied as of May 25, 2005. The decisions, among other things, do not define how to calculate the average, or which service's termination the decisions apply to, or the unit to which the set HUF values apply, or how to apply the set fees with retroactive effect. The decisions are interpreted and applied in three different ways by the three mobile operators.

        All three mobile operators filed suits against their respective decisions and requested the suspension of their application. The court has rejected all requests for suspension, including TMH's suit, as the decision was temporary in nature. The NCA in its decision on September 13, 2005 made all three temporary decisions final, without making any changes to them. All three mobile operators filed suits against their respective decisions and requested the suspension of their application. The court rejected all parties' requests to suspend the decisions. The case is suspended until the final judgment in the pending Supreme Court case on the 2004 SMP decision on the wholesale mobile termination market is rendered.

        On September 14, 2005 the NCA published an Information Memorandum, which provided that the average termination fee set out in the 2005 termination fee decision is to be calculated based on weighted average, without specifying formulae to be used for the calculation. In its decision on November 22, 2005, the NCA found that TMH had charged termination fees at the level higher than specified by the termination fee decision, and ordered TMH to apply termination fees in compliance with the average termination fee prospectively and retrospectively. In addition, NCA imposed a fine of HUF 150 million. TMH challenged the decision in court and requested that the decision be repealed. The court of first instance in its decision of June 2006 annulled the decision of the NCA and obliged it to repeat its procedure. The NCA appealed against the decision. The appellate court in its decision of May 9, 2007 annulled the first instance decision and ordered the Metropolitan Court to initiate new proceedings. The case is suspended until the final judgment in the pending case of the 2005 termination rates matter is rendered.

        In its decision of October 2, 2006 on the 2006 market analysis of the mobile termination market, the NCA identified all three mobile service providers as SMPs and prescribed obligations regarding access and interconnection, transparency, equal treatment, accounting separation and pricing, and also prescribed similar obligations in the modified 2005 decision. All three mobile operators filed lawsuit against the October 2, 2006 decision. In its decision of April 17, 2008, the first instance court rejected the claims of all three mobile operators.

        On December 20, 2006 the NCA delivered its decisions on the mobile termination fees applicable from February 2, 2007. The rates are identical to those forecasted in the 2006 market analysis decision: 23.17 HUF/min for TMH, 26.16 HUF/min for Vodafone and 24.44 HUF/min for Pannon from February 2, 2007; 19.75 HUF/min for TMH, 20.99 HUF/min for Vodafone and 20.29 HUF/min for Pannon from January 1, 2008 and 16.84 HUF/min for all three operators from January 1, 2009. TMH filed suit against all three decisions and the other mobile operators filed suits against their respective decisions. The case is suspended until the judgment in the 2006 SMP decision is rendered.

        As TMH already applies the mobile termination fees as ordered by the NCA, we do not expect any possible loss.

  Interconnection fees—dispute between the NCA and Magyar Telekom Plc.

        Magyar Telekom Plc. set up a provision for amounts collected from Magyar Telekom Plc.'s customers, which will probably be repayable to universal customers related to the reduced fixed to mobile termination charges, which has been accounted for as a reduction of revenues. The Company has reassessed the classification of the liability as compared to December 31, 2006 considering the uncertainty about the exact timing and amount of the liability, and as a result, the liability in 2007 is disclosed as a provision as opposed to December 31, 2006, when it was disclosed as a Trade and other payables in the financial statements.

        Pursuant to Section 18(2) of Decree 3/2002 (I.21) MeHVM, Magyar Telekom Plc. has the obligation to decrease the fixed to mobile ("F2M") tariffs for universal services subscribers by the amount of the decrease in the F2M termination rates. The Company has not fulfilled this obligation so far because the mobile operators—referring to their lawsuits against the NCA resolutions—did not, from a legal point of view, decrease the F2M termination rates, in their interconnection agreements with the Magyar Telekom Plc. It is difficult to predict the final decision of the Court with regard to these cases. Nevertheless, even if the lawsuits are decided in favor of the mobile operators, we believe that the NCA will be required to perform a new procedure to determine the mobile termination prices, which is expected to result in the same or very similar, reduced F2M termination fees.

        Even though the lawsuits initiated by the mobile operators have not been concluded, the NCA called upon the Company to repay the difference to its universal customers. There are ongoing negotiations with NCA to determine the form of settlement of the difference with the Company's universal customers, the conclusion of which can have a significant impact on the final amount and timing of the liability. Magyar Telekom has set up a provision in the amount of HUF 6,984 million based on management's best estimate, considering the early stage of such negotiations.

  Base station disturbance

        TMH is currently a defendant in numerous lawsuits in which various parties are seeking damages for alleged disturbance caused by base stations operated by TMH. The aggregate amount of such claims is approximately HUF 500 million. TMH believes that these claims are ill-founded, as base stations do not disturb owners of the neighboring houses and fields in the use of their properties. Under this reasoning, some of the Courts of Appeals have remanded a number of unfavorable decisions rendered by the courts of first instance. The majority of the lawsuits are pending before the courts of first instance.

        We consider risks of the suits high, since the courts tend to rule in favor of the plaintiff in similar cases. We made a provision in our financial statements for the full amount of these claims.

  Termination of three service level agreements (SLAs) regarding customer care

        In June 2005, Magyar Telekom entered into a service contract with Polinet 2000 Szolgáltató és Kereskedelmi Kft., Actual-Budapest Kereskedelmi és Szolgáltató Kft. and HungaroWork Vállalkozási Kft. to provide managed operator services. The term of the contract was for an indefinite period; however, June 30, 2010 was established as the date until which the contract may not be terminated by way of ordinary notice. Even in the case of extraordinary notice to be applied if the contract is breached, a notice period has been defined to be six months.

        On December 31, 2007, Magyar Telekom unilaterally terminated the service contract as of February 29, 2008 with the three service companies and concluded secondment agreements with two service companies. After having received the termination, the former service providers filed a claim at the Metropolitan Court against the hiring companies and Magyar Telekom and asked the court to (i) declare the new secondment contracts void, (ii) declare unfair business practices (iii) order the service companies to immediately stop unlawful recruitment of the operators and (iv) pay damages to the plaintiffs in the amount of approximately HUF 4.6 billion.

        We have made a provision of HUF 375 million for this case in 2007.

  Alleged trade mark violation of T-Online

        OrigoApro.hu Kft. ("Origoapro.hu") filed a lawsuit in May 2006 against T-Online Hungary for damages, its claims potentially amounting to HUF 19 billion. Origoapro.hu was established in 2004 and its claim is based on its trademarks "origoingatlan", "origoapro" and "origoauto" which it requested to be registered in 2004 and eventually got registered in 2006.

        Origoapro.hu requested the court:

  •
  to issue a preliminary injunction against the use of the trademark "origo" by T-Online Hungary's portal;

  •
  declare a trademark violation;

  •
  order T-Online Hungary to stop the violation and to restrain from similar conduct in the future;

  •
  prove the exact amount of damages, i.e. revenues achieved by T-Online Hungary by using the trademark—the plaintiff claimed this was an amount up to HUF 19 billion.

        Within the legal deadline, T-Online Hungary submitted a complaint, in which it asked the court to deny the request for an injunction and the plaintiff's claim, stating that:

  •
  its trademarks had been registered before the current lawsuit (in 2000, 2001 and 2002) and provide sufficient protection in all product categories;

  •
  T-Online Hungary had been using these trademarks well before the establishment of the plaintiff (according to the relevant regulation on intellectual property, trademarks not registered but well-known in a country deserve protection);

  •
  the plaintiff's conduct is not bona fide;

  •
  T-Online Hungary asked the court to declare that the plea for a preliminary injunction is unfounded and as potential negative financial effect the figure of HUF 15 billion was submitted.

        The plaintiff's request for injunction was denied against which the plaintiff has appealed.

        Earlier in 2006, T-Online Hungary already initiated the deletion from the trademark registry Origoapro.hu's trademarks in question. T-Online Hungary requested the court suspend the proceeding while the deletion procedure is under way.

        The court rejected the claim of Origoapro.hu at first instance. On October 25, 2007 the appellate court, in its final resolution, rejected the claim of Origoapro.hu for HUF 19 billion damage compensation.

        We believe the possibility of any outflow in settlement to be remote, therefore no provision was recorded or contingent liability disclosed for this purpose.

  Arbitration procedure initiated by fellow owner for non-approval of sale of shareholding

        The shares of M-RTL are owned by CLT-UFA S.A. (49 percent), IKO-Telekom (31 percent) and Pearson (20 percent). Pearson intended to sell its shares to KOS Beteiligungs Verwaltungsgesellschaft mbH ("KOS") which deal was not approved by the Extraordinary General Meeting of M-RTL. Pearson initiated a lawsuit against M-RTL and IKO-Telekom claiming that this disapproval was unlawful and initiated proceedings at International Chamber of Commerce, Paris and is seeking the annulment of the resolution, registration of KOS as a shareholder of M-RTL and possible damages.

        The arbitration procedure shall be carried out under German procedural law and Hungarian substantive law. If the sale of shares will be completed, Pearson claims the interest arising from the delay in the payment. If the sale of shares will not be completed, Pearson will claim full compensation, the amount of which is not yet specified.

        Management estimates that the maximum exposure is HUF 1,000 million, the outflow of which is unlikely, therefore no provision was recorded.

  Unauthorized tapping and recording telephone conversations

        A group of private individuals in Macedonia has claimed that their personal rights were violated as a result of unauthorized tapping and recording of their telephone conversations in the service area of Maktel and is seeking approximately HUF 858 million for damages. In January 2001, the leader of the opposition party (the current President of the Republic of Macedonia) published a report on widespread unauthorized tapping of telephone lines in Macedonia. This is the first case of its kind in Macedonia.

        On June 15, 2007, the court obliged Maktel and the Macedonian Ministry of Internal Affairs jointly to pay 18 plaintiffs approximately HUF 26 million in total. After receiving the written decision, Maktel intends to appeal.

        We believe that there is a high probability that we will lose this case, therefore we recorded a HUF 60 million provision in our financial statements for these claims in 2007.

  Terminated agreement for collection services for overdue accounts

        Newsphone DOO Skopje in Macedonia initiated proceedings against T-Mobile Macedonia in April 2003 alleging that T-Mobile Macedonia unilaterally terminated an agreement for collection services for overdue accounts of T-Mobile Macedonia's subscribers, to seek damages for the future profit and the compensation for services already rendered. Newsphone is seeking approximately HUF 4,052 million plus interest and court expenses. T-Mobile Macedonia believes that Newsphone breached several of its contractual obligations in the "trial period," during which T-Mobile Macedonia evaluated the services of Newsphone as not satisfactory and terminated the agreement. The second hearing was held on October 26, 2007. T-Mobile Macedonia expects the resolution of this lawsuit to take a long time, due to complexities of the case and the large amount of damages sought. The expert analysis ordered by the court concluded mostly in favor of T-Mobile Macedonia. The plaintiff submitted an objection against the expert used. In general, the analysis was accepted by the court, however, the expert was requested to provide additional clarifications and information, which was received (positive for T-Mobile Macedonia). The case is still ongoing.

        We believe the possibility of any outflow in settlement to be unlikely; therefore no provision was recorded for this purpose. Management estimates that the potential loss from the claim is approximately HUF 1,200 million, included in our contingent liabilities.

  Abuse of dominant position by Maktel on wholesale ADSL market and damage compensation claim from MOL

        On June 21, 2006, MOL filed a lawsuit against Maktel based on the Macedonian Commission for Protection of Competition ("CPC") 2004 decision, according to which Maktel abused its dominant position because it did not offer wholesale ADSL to the other ISPs (namely MOL and On.net) in Macedonia while launching its own ADSL service and because it refused to offer third party billing to the other ISP with the same conditions as it offered to its own Internet business.

        MOL requests damages on the same grounds and requested the court to order Maktel—as an interim measure—to stop ADSL and dial-up sales until the final court decision. This was refused by the court but appealed by MOL.

        At the preliminary hearing held on September 4, 2006, MOL withdrew its request for an interim measure restraining future sales of Maktel retail ASDL. The court accepted the withdrawal. Following a long delay a repeated preliminary hearing was held with a new judge, where additional provisions and evidence were proposed by MOL. Maktel stated that MOL does not have sufficient evidence and asked the Court to reject its claim as ungrounded.

        On March 16, 2007, another large Macedonian ISP, UNET, initiated a lawsuit against Maktel based on the 2004 CPC decision.

        On April 5, 2007, Maktel received the decision of the Supreme Court regarding the lawsuit submitted by Maktel against the decision of the Minister of Economy of the Republic of Macedonia acting as appellate body to the decision of the CPC (MOL had based its claim upon these decisions from 2004). The Supreme Court accepted Maktel's reasoning and annulled the decision of the Minister of Economy since it did not consider all facts and evidence, it based its findings on the wrong legal provisions and did not consider the provisions of Maktel's Concession Contract.

        The CPC issued new decision in September 2007, similar to its 2004 decision. Maktel filed a lawsuit at the Administrative Court to annul the decision of the CPC. It is likely that the final decision to be delivered by the Administrative Court will have an impact on the other ongoing proceedings. On January 18, 2008, the presiding judge issued a ruling to stop the proceeding in this court case before the Primary Court until the issuance of the official decision from the Administrative Court, on the basis that the decision of the Administrative Court prejudges the central question in this case.

        We believe the possibility of any outflow in settlement to be unlikely; therefore no provision was recorded for this purpose.

        The potential loss from the claim of MOL, UNET and On.net is approximately HUF 1,100 million. The first instance decisions will be made by a primary court of Macedonia, the timing of which is uncertain.

        The potential loss from the claim relating to the misdemeanor procedure by the CPC is approximately HUF 600 million. The final decision will be made by the Administrative Court, the timing of which is uncertain

  Administrative fee—abuse of dominant position by Maktel

        On February 27, 2006, the CPC started a procedure against Maktel with a complaint that in its invoices for telecommunication services from March 2005 onwards, Maktel charged subscribers an administrative fee of two percent on the traffic, which—according to the CPC—raises serious suspicion that Maktel abused its dominant market position. Maktel in its answer stated that its administrative fee does not amount to the abuse of its dominant market position.

        The CPC held in its first instance decision that Maktel should stop charging the two percent fee. Maktel submitted an appeal. The second instance court affirmed the first instance decision from the CPC. The CPC decision was final from June 19, 2006, effective from July 5, 2006. Maktel challenged this second instance decision at the Supreme Court. Maktel is still waiting for a decision from Supreme Court.

        On October 9, 2006, the CPC filed a misdemeanor suit against Maktel for abuse of dominant position. Maktel submitted a written defense in this procedure. On January 15, 2008, Maktel received the decision from the court releasing Maktel and the CEO from all charges and costs. The CPC may submit an appeal against this first instance decision. We have no information as to whether CPC has filed an appeal.

        Starting from June 2006, Maktel stopped charging the two percent administrative fee and decided to impose a fixed charge for covering the costs for preparation of the bill, based on the rationale that the CPC's decision prohibited only charging the two percent fee and not an administrative fee as such.

        Following the introduction of the fixed charge, CPC started a new procedure against Maktel for cancellation of charging the fixed amount administrative fee. Maktel had unsuccessful appeals against both the first and the second instance decisions of the CPC. In its decisions the CPC established that Maktel had dominant position on the market of public fixed voice telephone networks and services and that Maktel abused its dominant position by charging the fixed amount fee. Maktel is prohibited from charging the fixed amount or any additional amount to cover the expenses of the preparation of the bills, from the day of enforcement of the resolution, upon a threat of imposing a misdemeanour penalty for Maktel. The decision is enforceable from March 3, 2007. Maktel appealed the decision at the Administrative (Supreme) Court but at the same time complied with the decision and stopped charging the fixed amount starting from the March 2007.

        On March 31, 2008, Maktel received the decision of the Administrative Court, dismissing the lawsuit filed by Maktel against the decision of the CPC as without merit. The verdict is final and enforceable.

        A misdemeanor procedure has been initiated ex officio on account of the abuse of dominant market position for charging the administrative fee. On June 27, 2007 Maktel received the decision of the CPC by which Maktel is sanctioned for the misdemeanor with a fine of approximately HUF 600 million. Maktel appealed this decision. On May 5, 2008, Maktel received the judgment of the Administrative Court, which annulled the decision of the CPC. The judgment is final and enforceable. The Administrative Court stated in its decision that the misdemeanor procedure in this case could not have been conducted by the misdemeanour body established by the CPC due to the fact that the CPC did not have a legal authority to proceed and to decide upon the matter as a misdemeanour body, in accordance with the Law on the Protection of Competition. The Administrative Court also stated that the body competent for resolving the misdemeanor procedure would be the court of first instance in Skopje due to the fact that the disputed decision on a misdemeanor is in contravention of the Law on the Protection of Competition and the Law on Misdemeanors.

  CPC procedure against Maktel for abusing dominant position on the market for access to the network for data transmission and leased lines and damage compensation claim from UNET

        A procedure has been initiated by the CPC upon a complaint from UNET (Macedonian ISP) stating that it is not possible to make a competitive offer of Digital Leased Line ("DLL") service since Maktel has no wholesale offer. Maktel presented evidence before the CPC arguing that the lack of a wholesale offer was due to the absence of an official request from any operator or service provider up to that point and there had been no relevant statutory obligation. Maktel proposed that UNET's request should be refused because there is no legal ground for such a case.

        Maktel provided the data requested by the CPC, namely the wholesale and retail offers for leasing DLLs for the period from January 1, 2006 until January 31, 2007 and a detailed explanation about what is included in these offers. Following the public hearing in May 2007, the CPC, in its decision as of September 10, 2007, determined that Maktel has abused its dominant position on the leased lined market. Maktel was obliged to prepare wholesale offers for all speeds of leased lines and to publish its wholesale and retail prices for all speeds of leased lines (the retail price has to be 30 percent higher than the wholesale prices). The description of the wholesale offer was submitted to the CPC on October 26, 2007. On November 30, 2007, Maktel sent the wholesale DLL offer to UNET.

        On March 25, 2008, the CPC initiated misdemeanor procedures. We recognized a provision of HUF 418 million in 2007 on the basis of penalties for a misdemeanor under the Law for protection of competition.

  Procedure for failing to submit the 2005 financial report to the Macedonian Court of Registry against Maktel and T-Mobile Macedonia

        An official procedure was initiated against Maktel, T-Mobile Macedonia and the responsible senior officers due to the failure to submit on time the 2005 financial report as required by the Macedonian Court of Registry. As a result of this procedure, Maktel paid approximately HUF 600,000 as a fee for court proceedings and approximately HUF 200,000 as a fine for the CEO. The administrative procedure against T-Mobile Macedonia for not submitting the 2005 financial statements in due time was also finalized, with the result that T-Mobile Macedonia was penalized with a fine in the amount of approximately HUF 600,000 for T-Mobile Macedonia and approximately HUF 200,000 for the responsible person of the Company (CEO). No prohibition on conducting business activities was issued by the court.

        In addition, an official procedure was initiated against Maktel and the responsible senior officers due to the failure to submit the 2006 financial report on time as required by the Macedonian Court of Registry. Based on an opinion of counsel, the management believes that the outcome of the proceedings will be negative for Maktel. The estimated possible fine is HUF 2 million, and we recorded provision in this amount in 2007.

  Complaint of Cosmofon regarding Maktel's fixed to mobile interconnection retail prices

        On August 1, 2005, Maktel changed the retail prices for the traffic from fixed to mobile networks. According to the interconnection agreements with mobile operators, the change in retail prices automatically decreased the interconnection fees for termination in mobile network. Mobile operators were notified of the change in due time. Cosmofon complained about this change, arguing that according to the interconnection agreement, the change in these prices should be first agreed with interconnection partners. Cosmofon continued to send invoices for the interconnection traffic according to the old (higher) fees.

        On February 28, 2006, Cosmofon submitted to the Macedonian regulatory agency a request for dispute resolution with reference to the interconnection prices for traffic from fixed to mobile network and fulfillment of the obligations of the parties under the interconnection contract.

        On June 27, 2006, the director of the Macedonian regulatory agency adopted a first instance decision rejecting the claims of Cosmofon as without merit. Following Cosmofon's appeal against the decision, the Commission of the Agency, as the court of second instance, on October 5, 2006, rejected the appeal because it was submitted without merit.

        Cosmofon appealed the decision in front of the Supreme Court of Republic of Macedonia (as the court of final instance in the administrative procedure) and it has a legal right to commence a civil procedure before the Primary Court in Skopje.

        The potential loss from the claim is approximately HUF 370 million, but we have not recorded a provision for this loss as we believe any loss as a result of these procedures to be unlikely.

  Voice-mail service ("Mejli")—misdemeanor procedure initiated against T-Mobile Macedonia

        The CPC stated that T-Mobile Macedonia abused its dominant market position in the way it offers and charges for its voice-mail service ("Mejli"). According to T-Mobile Macedonia, there is no abuse intended or existing with regards to the voice-mail service: the service is intended for the called party and the way of charging the service is in line with the practice by most T-Mobile operators.

        The decision of the CPC was received on February 25, 2008 by T-Mobile Macedonia. The penalty is 3.15 percent of the annual gross revenue for 2004, amounting to approximately HUF 1 billion. T-Mobile Macedonia initiated a lawsuit in front of the Administrative Court following the CPC decision requesting a hearing.

        We believed that the probability for payment of certain regulatory penalties is rather high and recognized a provision in an amount of HUF 752 million in 2007.

  Dispute around Maktel's Reference Interconnection Offer (MATERIO)

        In December 2006, the Macedonian Commission of Agency for Electronic Communications (the "Agency") ordered Maktel change its MATERIO fees. Maktel appealed this decision, which was rejected by the Agency. Subsequent to the rejection, Maktel submitted its adjusted MATERIO fees (calculated in accordance with the existing regulation for interconnections fees determination) to the Agency for final approval, which the Agency refused. The Agency initiated a misdemeanor procedure before a Macedonian primary court accusing Maktel of committing a misdemeanor by not adjusting its MATERIO prices as per its request. Management believes that Maktel's action cannot be prescribed as misdemeanor at the time, and no misdemeanor sanction can be applied according to the general legal doctrine that one cannot be convicted of a misdemeanor if its action is not prescribed as a misdemeanor by the law, and consequently there is no sanction prescribed for the action by law. The potential loss from the claim is approximately HUF 4.4 billion, as a theoretical maximum of 10 percent of Maktel's annual revenue. No provision for this potential loss has been recorded because we believe any loss as a result of these procedures to be unlikely.

        In March 2008, Maktel received the decision of the Primary Court, which released Maktel from responsibility in this case. There is a possibility the Agency will appeal this decision.

  Claim filed against Maktel by FOKUSNET for reimbursement of damages

        A Macedonian ISP, FOKUSNET, initiated a procedure against Maktel before the CPC for abuse of dominant position in the market for access to data transfer networks between January 15, 2002 and August 1, 2006. FOKUSNET requested damages in the amount of HUF 500 million. In its decision dated on May 4, 2007, the CPC stated that Maktel abused its dominant position in the market for data transmission network access because it did not allow FOKUSNET to access the data transmission network and disabled FOKUSNET from providing internet services to end users in four cities. Maktel appealed the CPC decision before the Administrative Court on June 8, 2007. The procedure is still pending.

        We believe the possibility of any outflow in settlement to be remote, therefore no provision was recorded or contingent liability disclosed for this purpose.

  Voluntary leave program in Montenegro

        236 former Crnogorski Telekom employees participating in the voluntary leave program in 2005 have lodged claims that the Company willfully misled them regarding potential increases in the offered amount of compensation. After one and a half years, the Company offered a larger amount of compensation to those who voluntarily left the company at that later time. These employees are claiming compensation equal to the difference between the amount paid upon voluntary leave and the new amount offered by Crnogorski Telekom within the framework of its new social program.

        Crnogorski Telekom formally (by way of an Operative Committee decision) denied the proposal of the claimants for an out-of-court settlement. The Company received a claim in an amount of HUF 0.9 billion and the relevant provision was booked in March 2007.

Proceedings before the tax authority affecting Magyar Telekom in excess of HUF 500 million

        Magyar Telekom filed with the Municipal Court a claim against the Municipal Administration Office of Budapest to challenge local tax charges levied since May 1, 2004, in the aggregate amount of HUF 5.1 billion, as we believe that these local taxes were assessed in breach of relevant EU laws. The Municipal Court suspended the case until the decision of the European Court of Justice. Following the decision of the European Court of Justice in a similar matter submitted from Hungary for a preliminary ruling, Magyar Telekom and the affected subsidiaries have withdrawn from the lawsuit.

        Revenues (after certain deductible expenses) are subject to local tax as imposed by numerous municipalities in Hungary with the maximum rate of two percent. The Budapest Municipality initiated an audit of local taxes for the years 1996-2001 in 2002. The Budapest Municipality in its report challenged the allocation method of TMH for local taxes. TMH has initiated discussions with the Budapest Municipality and the Ministry of Finance to resolve this issue. Since the beginning of 1998, TMH has paid local taxes in respect of base stations to local governments. According to the City of Budapest, TMH should have paid the local tax not to the municipalities but to the City of Budapest. In its first and second instance decisions, the Budapest tax authority found that TMH had unpaid tax liabilities of HUF 2.1 billion and collected this amount. TMH challenged the decisions of the Budapest tax authority in court. The court in its final decision ruled against TMH. TMH appealed this decision to the Supreme Court. On April 13, 2006, the Supreme Court requested the court of first instance to start new proceedings regarding the allocation of revenues among the different municipalities by TMH. The court ruled against TMH in the rehearing. However, this decision will not impact the obligations of TMH. TMH made a payment of HUF 519 million, the expected amount of tax liability, to the Budapest Municipality in respect of tax years 2002-2003. This amount represents a not probable contingent asset.

Investigation into certain consultancy contracts

        As previously disclosed, in the course of conducting their audit of Magyar Telekom's 2005 financial statements, PricewaterhouseCoopers Könyvvizsgáló és Gazdasági Tanácsadó Kft. ("PWC") identified two contracts the nature and business purposes of which were not readily apparent to them. In February 2006, the Company's Audit Committee retained White & Case (the "independent investigators"), as its independent legal counsel, to conduct an internal investigation into whether the Company had made payments under those, or other contracts, potentially prohibited by U.S. laws or regulations, including the Foreign Corrupt Practices Act ("FCPA"), or internal Company policy. The Company's Audit Committee also informed the U.S. Department of Justice ("DOJ") and the U.S. Securities and Exchange Commission ("SEC"), and the Hungarian Supervisory Financial Authority of the internal investigation.

        Based on the documentation and other evidence obtained by it, White & Case has preliminarily concluded that there was reason to believe four consulting contracts entered into in 2005 were entered into to serve improper objectives, and further found that certain employees had destroyed evidence that was relevant to the investigation. In addition, White & Case has stated that "there is affirmative evidence of illegitimacy in the formation and/or performance" of six contracts for advisory, marketing, acquisition due-diligence and/or lobbying services in Macedonia, entered into during the period from 2004 to 2006 by us and/or various of our affiliates on the one hand, and a Cyprus-based consulting company and/or its affiliates on the other hand, under which we and/or our affiliates paid a total of over EUR 6.7 million. We have taken and are taking remedial measures to address weaknesses in our control environment that were revealed by the investigation. The investigation and consequent delay in completing the audit of our 2005 financial statements led to a delay in filing the 2005 annual report.

        United States and Hungarian authorities have commenced their own investigations concerning the transactions which are the subject of our internal investigation, to determine whether there have been violations of U.S. and Hungarian law. The Ministry of Interior of the Republic of Macedonia has also issued a request to one of our Macedonian subsidiaries, requesting information and documents concerning certain of our and our subsidiary's procurement and dividend payment activities in that country (together with U.S. and Hungarian investigations, the "Government investigations"). During 2007, the U.S. authorities expanded the scope of their investigations to include an inquiry into our actions taken in connection with the internal investigation and our public disclosures regarding the internal investigation.

        We cannot predict when the internal investigation or the Government investigations will be concluded, what the final outcome of those investigations may be, or the impact, if any, they may have on our financial statements or results of operations. Government authorities could seek criminal or civil sanctions, including monetary penalties, against us or our affiliates, as well as additional changes to our business practices and compliance programs.

        See "Item 3—Risk Factors" and "Item 15—Controls and Procedures."

  Lawsuit by minority shareholders

        On May 23, 2008, two of our minority shareholders filed suit against Magyar Telekom, requesting that the resolutions passed by our AGM on April 25, 2008, including the resolution on the payment of dividends to our shareholders, be annulled. We intend to defend against this claim and have paid dividends to our shareholders as approved by our shareholders on April 25, 2008.

  NBI Investigation of the Company

        In May 2007, we were informed by the National Bureau of Investigation of Hungary ("NBI") that they had launched a formal investigation concerning allegations of embezzlement at our subsidiary in Montenegro. On June 2, 2008, we were informed by the NBI that they closed their investigation on May 20, 2008 without identifying any criminal activity.

Dividend Policy

        Shareholders approved payment of cash dividends of HUF 77,052 million, equal to HUF 74 per share for 2007. The record date for payment of the dividends is May 20, 2008.

        Under Hungarian law, the Company is permitted to pay annual dividends out of profits and profit reserves, determined on the basis of the annual unconsolidated accounts prepared in accordance with Hungarian Accounting Rules, following a declaration by the annual general meeting of shareholders. Prior to the approval of the annual unconsolidated accounts, the Company's shareholders at a general meeting may also declare a dividend advance on the basis of an interim set of financial statements. The general meeting of shareholders may decide to declare a higher or lower dividend than that recommended by the Board of Directors, provided that shareholders' equity under Hungarian Accounting Rules would still meet the statutory requirements following the dividend payment.

        Our shareholders may also decide not to declare dividends, even if the Board of Directors recommends such a declaration. The Company distributes dividends to holders of shares duly registered in the shareholders' register as the legal owners of shares on the date determined by our shareholders at the AGM to be the dividend record date.

        The determination of whether to pay dividends and the amount of dividends paid depends upon, among other things, the Company's earnings, financial condition and cash requirements, applicable restrictions on the payment of dividends under Hungarian law and any other factors the Board of Directors may consider relevant. As of December 31, 2007, the profit reserves available for distribution were approximately HUF 248,000 million.

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

        In the medium-term, our strategic priority is to continue our search for and execution of value-accretive acquisitions. According to our current estimate, these potential future transactions require balance sheet flexibility with a net debt ratio (net debt to net debt plus total equity) in the range of 30-40 percent. Future dividend payments are dependent on the extent of cash outflows required to fund these acquisitions.

Significant changes

        For a discussion of subsequent events, see Note 36 to the consolidated financial statements.

ITEM 9—THE OFFER AND LISTING

        In November 1997, shareholders of Magyar Telekom Plc. completed a Hungarian and international initial public offering of shares. Magyar Telekom Plc. shares were listed in the "A" category of the Budapest Stock Exchange, and Magyar Telekom Plc. ADSs, each representing five ordinary shares, were listed on the New York Stock Exchange. The total number of shares sold in the initial public offering was 272,861,367, or 26.31 percent of the total outstanding shares, for an aggregate offering price of over U.S.$1 billion. The offer price was HUF 730 per share and U.S.$18.65 per ADS.

        In June 1999, ÁPV sold its remaining 5.75 percent stake in Magyar Telekom Plc. through a secondary offering. The total number of shares sold was 60,096,515, out of which MagyarCom sold 581,319 additional shares pursuant to a greenshoe option. The offer price was HUF 1,273 per share and U.S.$26.50 per ADS. The ADSs are eligible for quotation and trading on Stock Exchange Automated Quotation System ("SEAQ") International.

Trading on the New York Stock Exchange

        The table below sets forth the high and low closing sales prices for the ADSs on the New York Stock Exchange for the periods indicated:

	Price per ADS
	High	Low
	(U.S.$)
2003	21.67	15.89
2004	24.79	18.70
2005	26.64	19.27
2006	28.03	17.26
First Quarter	24.80	21.48
Second Quarter	24.69	17.26
Third Quarter	21.29	18.77
Fourth Quarter	28.03	19.89
2007	29.38	23.59
First Quarter	26.62	23.62
Second Quarter	29.38	24.62
Third Quarter	27.99	23.59
Fourth Quarter	28.78	24.68
December	27.70	24.93
2008
January	27.52	23.55
February	25.70	23.17
March	25.33	22.35
April	26.80	24.60
May	28.00	24.70

    Source: Bloomberg

Trading on the Budapest Stock Exchange

        The table below sets forth the high and low closing sales prices for the shares on the Budapest Stock Exchange for the periods indicated:

	Price per Share
	High	Low
	(HUF)
2003	915	711
2004	960	769
2005	1,092	800
2006	1,072	759
First Quarter	1,030	940
Second Quarter	985	759
Third Quarter	915	821
Fourth Quarter	1,072	863
2007	1,069	852
First Quarter	1,060	922
Second Quarter	1,069	919
Third Quarter	993	892
Fourth Quarter	992	852
December	937	894
2008
January	928	800
February	876	834
March	837	797
April	863	815
May	880	762

    Source: Bloomberg

ITEM 10—ADDITIONAL INFORMATION

Share Capital

        As of December 31, 2007, the share capital of Magyar Telekom Plc. was HUF 104,274,561,500, consisting of 1,042,745,615 Series "A" ordinary shares with a nominal value of HUF 100 each.

        Shareholders are entitled to receive dividends in proportion to the aggregate nominal value of shares held by such shareholders out of the distributable reserves assigned for distribution by the general meeting. The dividend entitlement lapses after five years from the first payment date.

Option to Purchase Securities from Registrant or Subsidiaries

        For information about share options, see Note 24.1 to the consolidated financial statements. For information about Deutsche Telekom stock appreciation rights, MTIP programs and stock option plans, see Note 33.5 to the consolidated financial statements.

Memorandum and Articles of Association

        Magyar Telekom Plc. is a limited liability stock corporation, organized under the Act IV of 2006 on Business Associations (the "Companies Act") and registered with the Court of Registration in Budapest under the entry number 01-10-041928.

Deposit Agreement

        We amended our Deposit Agreement, dated as of November 13, 1997, as amended and restated pursuant to the Amended and Restated Deposit Agreement dated as of June 2, 1999, in relation to our ADRs to allow the Depositary to charge certain fees in connection with the surrender of ADRs by holders for the withdrawal of deposited securities. The amendment, dated as of December 18, 2007, was filed with the SEC on January 24, 2008 as an exhibit to Post-Effective Amendment No. 1 to our Registration Statement on Form F-6.

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

        The Board of Directors must call an annual general meeting to approve the audited statutory financial statements for the prior year. Shareholders holding at least five percent of the outstanding shares may require the Board of Directors to hold an extraordinary general meeting. The Board of Directors and the Supervisory Board also have the right to call an extraordinary general meeting. The Court of Registration may call a general meeting if, following the request of shareholders holding at least five percent of the outstanding shares, the Board of Directors fails to call a general meeting within the periods prescribed by law or the Articles of Association.

        The Board of Directors must call a general meeting within eight days to take necessary measures when:

  •
  due to losses, the equity of the company has decreased to less than two-thirds of the share capital;

  •
  the equity of the Company has decreased to less than HUF 20 million;

  •
  the Company is on the brink of insolvency or has stopped making payments and its assets do not cover its debts;

  •
  the number of members of the Board of Directors falls below six;

  •
  the number of members of the Supervisory Board falls below six;

  •
  the number of members of the Audit Committee falls below three; or

  •
  the auditor and the Board of Directors fail to conclude the assignment contract regarding the auditing activities within 90 days upon the date of the general meeting that elects the auditor.

        Typically, the Board of Directors calls general meetings. To call a general meeting, the Board of Directors must publish a notice of the meeting and an agenda at least 30 days before the scheduled date of the meeting on the website of the Budapest Stock Exchange and is also published on the website of the Company. The Company must notify each director, the Supervisory Board and the auditor that a general meeting has been called within eight days following publication of such notice.

        A general meeting meets a quorum if shareholders representing more than half of the voting shares are present in person or by proxy.

        If the general meeting does not have a quorum, it will be reconvened on the same day. A reconvened general meeting will have a quorum for those matters on the original agenda, regardless of the number of shareholders present.

        The general meeting of the shareholders has the sole right to:

  1.
  approve and amend the Articles of Association unless otherwise provided by law;

  2.
  increase (except for the cases falling within the scope of authority of the Board of Directors) or decrease the Company's registered capital unless otherwise provided by law;

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

  12.
  decide on measures that are capable of disturbing the relevant process in case of obtaining information on a public offer;

  13.
  approve listing of the Company's shares on a stock exchange;

  14.
  approve delisting of the Company's shares from a stock exchange subject to any group of shareholders agreeing to make a public tender to purchase the shares in relation to delisting;

  15.
  decide on the acquisition of the Company's own shares unless otherwise provided by law;

  16.
  approve an issue that is within its competence pursuant to law or the Company's Articles of Association;

  17.
  transfer or encumber a valuable right held by the Company that enables it to continue a specific activity of the Company;

  18.
  transfer all or substantial part of the Company's assets;

  19.
  generally approve acquisitions of shares which would result in a person or persons acting in concert holding ten percent or more of the outstanding voting shares of the Company;

  20.
  approve payment of a dividend advance determined on the basis of interim accounting unless otherwise provided by law;

  21.
  decide on the exclusion of subscription preference right; and

  22.
  evaluate the work of the members of the Board of Directors in the previous business year and decide on granting relief to the members.

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

  The Audit Committee

        The general meeting elects a three to five member Audit Committee from the independent members of the Supervisory Board for the same duration as the membership of the relevant members in the Supervisory Board. The Audit Committee shall act independently within its scope of authorities provided for in the Act on Business Associations, Act CXX of 2001 on the Capital Market and the Articles as well as the rules of the Budapest Stock Exchange and the New York Stock Exchange and the regulations of the SEC. The Audit Committee oversees the work of the Company's independent auditor, evaluates the operation of the financial reporting system and the efficiency of the internal audit function.

  The Board of Directors

        The Board of Directors is the executive body of the Company and represents the Company in dealings with third parties, courts of law and other authorities. The Board of Directors exercises its rights and performs its duties as an independent body.

        The Board of Directors comprises a minimum of six and a maximum of eleven members. The members of the Board of Directors are elected for a term of three years from the date of the annual general meeting until May 31 of the third year subsequent to the date of the said general meeting, with the exception that if the general meeting in the third year is held prior to May 31 then their assignment lasts until the date of such general meeting. Members of the Board of Directors may be removed or re-elected by the general meeting at any time. The Board of Directors carries out its activities in accordance with rules of procedure established by the Board of Directors and subject to the provisions of applicable law and the Articles of Association.

        A member of the Board of Directors must act with the due care that can be generally expected from persons in such a position and shall be held liable, in accordance with provisions of general rules of civil law, for damages to the Company caused by their failure to carry out their tasks in the best interest of the Company. If the damage was caused by the resolution of the management as a body, those members are exempted from such liabilities who did not participate in the voting or voted against the resolution in question. The members of the Board of Directors shall bear unlimited, joint and several liability for all and any damage resulting from untruthfulness of any data, right or fact entered into the share register or any damage resulting from a late or non-existing entry.

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

Voting Rights and Voting

        Each ordinary share entitles the holder to one vote. Only shareholders or nominees registered in the shareholders' register six business days prior to a general meeting may cast a vote. Decisions on the matters listed in clauses 1. to 6. and 11. to 15. above and any decision overriding a resolution of the Board of Directors require a three-quarter majority of votes cast by the shareholders present or represented at the general meeting. All other matters submitted to a general meeting require only a simple majority vote.

        There is no limitation on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the ordinary shares.

Transfer of Shares

        The shareholders holding at least a simple majority of the shares must generally approve a transfer of shares that would result in a person or group of persons gaining directly or indirectly ten percent or more of the outstanding voting stock of the Company.

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

Significant Differences in Corporate Governance Practices for Purposes of Section 303A.11 of the New York Stock Exchange Listed Company Manual ("NYSE Manual")

        Corporate governance principles for Hungarian stock corporations are set forth in the Companies Act. The Companies Act, along with other related laws and regulations, describes and summarizes the basic mandatory statutory corporate governance principles applicable for stock corporations in Hungary.

        In 2004, the Budapest Stock Exchange issued its Corporate Governance Recommendations (the "Recommendations") containing suggestions related to corporate governance for companies listed in the Hungarian stock exchange, taking account of the most commonly used international principles, of experiences gathered in Hungary, and of the characteristics of the Hungarian market. The Recommendations were updated in 2007.

        We believe the following to be the significant differences between Hungarian corporate governance practices, as implemented by us and those applicable to U.S. companies under the NYSE listing standards.

The Recommendations set forth mandatory provisions of law

        The Companies Act of 2006 requires companies listed on the stock exchange to prepare a Corporate Governance and Management Report that describes the actual corporate governance system of the company and contains the Declaration based on the Recommendations. The Recommendations, as expressed by the title, make suggestions regarding recommended applicable corporate governance practices for listed companies on the Budapest Stock Exchange. Issuance of the management report referred to above regarding the alignment and compliance with the Recommendations is mandatory beginning in 2007.

        The publication of a so-called "Declaration", whereby the issuers provide information on their corporate governance practices in comparison with the contents of the Recommendations on a "comply or explain" basis, is mandatory for us.

        The Recommendations address four core areas of corporate governance. These are (i) shareholders rights and treatment of shareholders; (ii) the responsibilities of the Board of Directors and the Supervisory Board; (iii) rules of committees; and (iv) transparency and disclosure.

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

Magyar Telekom has a two-tier board system

        A Hungarian public stock corporation's shareholders have the power to decide under the new Companies Act whether they want to have both a Supervisory Board and a management board named Board of Directors or a unitary board structure. Under the Companies Act, the two boards are separate and no individual may be a member of both boards. Close relatives of a member of the Board of Directors may not be elected as a member of the Supervisory Board or vice versa at the same stock corporation. The members of both boards are appointed and removed by the general meeting and owe a duty of loyalty and care to the stock corporation.

        The Board of Directors is responsible for managing the company and representing the company in its dealings with third parties. The Board of Directors is also required to ensure appropriate risk management within the corporation and to establish an internal monitoring system.

        Our Board of Directors, however, is not a management body. It does not conduct the daily operations of the Company. It has the authority to deal with all matters not reserved for the general meeting. Among other things, it approves the Company's strategy and business plan, organizational restructuring actions of major impact, as well as the conclusion of major transactions, employs and dismisses the CEO and other Chief Officers, defines their remuneration, sets the targets for top management and evaluates their performance.

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

        The Supervisory Board of Magyar Telekom Plc. is subject to the principle of employee participation in the decision making process concerning the Company's fundamental business direction. Under the Companies Act, the employees have the right to nominate one-third of the Supervisory Board members.

The committees required by the NYSE Manual are not fully required under the Companies Act

        Hungarian corporate law allows, but does not require committees to be established in business associations. The only exception is that public limited companies have to set up an Audit Committee consisting of at least three members. The Articles of Association of the Company may assign certain tasks in connection with the work of the Company's auditor and internal financial control system to the Audit Committee under the Hungarian regulations.

        The Companies Act gives the exclusive right to the general meeting to establish the audit committee of the Company (the "Audit Committee"). The new law fully complies with the relevant U.S. laws and SEC regulations applicable for NYSE listed companies.

        The Audit Committee is a permanent committee beside the Supervisory Board; its members are elected by the shareholders from independent Supervisory Board members.

        We are required to disclose information concerning any "audit committee financial expert" (as defined in the relevant SEC rules) serving on our audit committee, the fees we pay to the auditors for various services and the policies we have for approving engagements of the auditors in advance.

        Aiming to further enhance accuracy and completeness of the information disclosed to security holders and investors, a disclosure committee has been established (the "Disclosure Committee"). This committee ensures that our disclosures are made in a timely manner and in line with the requirements of the applicable laws and the NYSE, the Budapest Stock Exchange or the Securities and Exchange Commission regulations.

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

        Shareholder approval in a Hungarian stock corporation is obtained in the General Meeting, which must be held at least once a year. At the General Meeting the shareholders elect their representatives to the Supervisory Board, the Audit Committee and the Board of Directors, approve the corporate governance and management report and the financial reports of the previous business year, resolve the appropriation of distributable balance sheet profit, may give relief from liability to the members of the Board of Directors and approve the rules of procedure of Supervisory Board. In addition, the corporation's external auditor is appointed by a shareholders' resolution based on a proposal by the Audit Committee pursuant to our amended Articles of Association approved by the AGM on April 25, 2008.

Material contracts

Acquisition of Maktel

        On November 24, 2005, Magyar Telekom Plc. announced that it is simplifying the ownership structure of its interest in Maktel through the liquidation of Stonebridge. Following the liquidation, Magyar Telekom Plc. will directly own its shares in Maktel.

        The Macedonian government has announced that it plans to sell its 45 percent stake in Maktel. On May 30, 2006, the general meeting of Maktel authorized the management of the company to buy a maximum of 10 percent of the shares of Maktel from the government. The Macedonian government's auction to sell shares in Maktel was held between June 5 and June 9, 2006. During the auction, Maktel bought a total of 10 percent of the company's shares (9.9 percent for EUR 60.3 million plus 0.1 percent for EUR 0.6 million), while 0.3 percent was sold to other investors. Following the share purchase, Magyar Telekom's voting rights in Maktel, through its subsidiary Stonebridge, reached 56.7 percent. In terms of share ownership, Magyar Telekom (through Stonebridge) has 51 percent, the government 36.81 percent, IFC 1.88 percent and minority shareholders 0.31 percent of Maktel's shares, while 10 percent is held by Maktel as treasury shares.

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

        Crnogorski Telekom's balance sheet was consolidated in our accounts as at March 31, 2005, while the results of Crnogorski Telekom were included in our consolidated income statement from the second quarter of 2005.

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

        As of June 16, 2001 essentially all of the previous restrictions were eliminated regarding the conversion of Hungarian forint into foreign currencies and transactions between foreigners and Hungarian persons. Consequently foreign investors may:

  •
  freely convert HUF funds;

  •
  freely sell securities and instruments not qualifying as securities to domestic persons in HUF and in foreign currency; and

  •
  freely invest in short-term instruments and securities in Hungary (except for receivables deriving from compensation coupons regulated by Act XXV of 1991 on the Partial Compensation of Damages to Citizens with a View to Settling Property Relations, i.e., the "Compensation Act").

        Notwithstanding the general rules above, according to the Liberalization Act, payment obligations regarding tax, contributions and other fees to the state must be fulfilled in HUF. Additionally, other laws continue to contain specific requirements affecting foreign exchange transactions (e.g., regulations on money laundering).

Taxation

        The following is a summary, under current law, of the principal Hungarian and U.S. federal income tax considerations relevant to an investment by a U.S. taxpayer in our ordinary shares or ADSs (which we refer to collectively in this summary as the "shares"). This summary applies to you if you are eligible for benefits as a U.S. resident under the current income tax convention between the United States and Hungary (the "Treaty") in respect of your investments in shares.

        In general, you will be eligible for benefits under the Treaty in respect of such investment if:

  •
  you are an individual U.S. citizen or resident, a U.S. corporation or a partnership, estate, or trust to the extent the income derived by such partnership, estate, or trust is subject to taxation in the

    United States as the income of a resident, either in the hands of the shareholders or in the hands of the shareholder's partner or beneficiaries;

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

        With regard to Hungarian taxation:

1.     Dividend

        Since the Company's shares are listed on a regulated stock exchange in the EU, in the case of individuals and in the absence of any benefits under the Treaty, dividends from 2007 profits that you receive on the shares will generally be subject to Hungarian withholding tax at a rate of 10 percent. This tax rate is lower than the Treaty rate of 15 percent; therefore, individual U.S. taxpayers generally will not need to rely on the Treaty in respect of such dividends.

        The Company informs its non-individual shareholders domiciled in the European Union that the European Court of Justice ("ECJ") established that the dividend withholding tax legislation of a member state cannot differentiate between domestic and EU shareholders of the same type. A law which provides that tax is withheld from dividend payments made to EU shareholders whilst no tax is applicable to dividends paid to domestic shareholders violates the basic freedoms of the EU. The ECJ decision may have an impact on the Hungarian withholding tax legislation effective from Hungary's accession to the EU until December 31, 2005, from which date the withholding tax on non-individual foreign persons has been abolished. During this time period, no tax has to be withheld from dividends paid to Hungarian non-individual shareholders but 20 percent tax was withheld from dividends paid to EU non-individual shareholders. If it is proved that the Hungarian withholding tax regime violated the EU basic freedoms, the Company aims to inform the market on the potential reclaim opportunity in applicable form.

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

  •
  You must include the gross amount of cash dividends paid on the shares, without reduction for Hungarian withholding tax, in ordinary income on the date that you or the ADS depositary receive them, translating dividends paid in Hungarian forints into U.S. dollars using the exchange rate in effect on such date.

  •
  Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual before January 1, 2011, with respect to the shares will be subject to taxation at a maximum rate of 15 percent if the dividends are "qualified dividends." Dividends paid on the shares will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service ("IRS") has approved for the purposes of the qualified dividend rules, and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company ("PFIC"). The income tax treaty between Hungary and the Unites States has been approved for the purposes of the qualified dividend rules. Based on the Company's audited financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2007 taxable year. In addition, based on the Company's audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2008 taxable year.

  •
  Dispositions of shares that you make will generally give rise to capital gain or loss, which will be long-term capital gain or loss, subject to taxation at reduced rates for non-corporate taxpayers, if the shares were held for more than one year.

  •
  Dividends that you receive generally will constitute "passive category income" (or, in the case of certain shareholders, "general category income") for US foreign credit purposes. Hungarian tax withheld from dividends will be treated, up to the 15 percent rate provided under the Treaty, as a foreign income tax that, subject to generally applicable limitations under U.S. tax law, is eligible for credit against your U.S. federal income tax liability or, if you have elected to deduct such taxes, may be deducted in computing taxable income.

  •
  Fluctuations in the dollar-forint exchange rate between the date that you receive a dividend and the date that you receive a related refund of Hungarian withholding tax may give rise to foreign currency gain or loss, which is generally treated as ordinary income or loss for U.S. tax purposes.

Documents on Display

        We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, we are required to file annual reports and other information we make public in Hungary or with the Budapest Stock Exchange with the U.S. Securities and Exchange Commission under the Exchange Act. We file our annual reports on or before June 30 each year. We file other information at the time we make it public in Hungary or file it with the Budapest Stock Exchange.

        You may read and copy the registration statement, including the attached exhibits, the reports, statements or other information that we file at the Commission's public reference room in Washington D.C., which is located at 100 F Street, N.E., Washington, D.C., 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. In addition, you may also obtain the reports and other information we file at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York, 10005.

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

PART II

ITEM 13—DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14—MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
USE OF PROCEEDS

        None.

ITEM 15—CONTROLS AND PROCEDURES

  (a)   Investigation

        As previously disclosed, in the course of conducting their audit of Magyar Telekom's 2005 financial statements, PWC identified two contracts the nature and business purposes of which were not readily apparent to them. In February 2006, the Company's Audit Committee retained White & Case (the "independent investigators"), as its independent legal counsel, to conduct an internal investigation into whether the Company had made payments under those, or other contracts, potentially prohibited by U.S. laws or regulations, including the FCPA, or internal Company policy. The Company's Audit Committee also informed the DOJ and the SEC, and the Hungarian Supervisory Financial Authority of the internal investigation.

        PwC initially raised concerns regarding two consultancy contracts entered into in 2005 by our Montenegrin subsidiaries, Crnogorski Telekom and T-Mobile Crna Gora. The initial scope of the internal investigation involved review of these two contracts. Early in the investigation, two additional consultancy contracts entered into by Magyar Telekom in 2005, were also called into question by the investigating law firm. As a result, our Audit Committee expanded the scope of the internal investigation to cover these contracts and related activities.

        In December 2006, the independent investigators delivered an Initial Report of Investigation to the Audit Committee and the Board of Directors. As of the date of the Initial Report, the independent investigators were unable to find sufficient evidence to show that any of the four contracts subject of the internal investigation of the our Montenegrin operations resulted in the provision of services to us or to our subsidiaries under those contracts of a value commensurate with the payments we made under those contracts. As of the date of the Initial Report, the independent investigators concluded that there was reason to believe that the contracts were entered into to serve improper objectives. The Audit Committee, through its counsel, has informed the DOJ and the SEC of these initial findings. In 2007 the Supreme State Prosecutor of the Republic of Montenegro informed the Board of Directors of Crnogorski Telekom, our Montenegrin subsidiary, of her conclusion that the contracts subject to the internal investigation in Montenegro included no elements of any type of criminal act for which prosecution would be initiated in Montenegro.

        The independent investigators also identified several additional contracts entered into by our Macedonian subsidiary that warranted further review. In February 2007, the Company's Board of Directors and Audit Committee determined that those contracts and any related or similarly questionable contracts or payments, should be reviewed, and the Board and Audit Committee expanded the scope of the internal investigation to cover those matters. In May 2008, the independent investigators provided us with a "Status Report on the Macedonian Phase of the Independent Investigation". In the Status Report, the independent investigators stated, among other things, that "there is affirmative evidence of illegitimacy in the formation and/or performance" of six contracts for advisory, marketing, acquisition due-diligence and/or lobbying services in Macedonia, entered into between 2004 and 2006 between us and/or various of our affiliates on the one hand, and a Cyprus-based consulting company and/or its affiliates on the other hand, under which the we and/or our affiliates paid a total of over EUR 6.7 million. The internal investigation is continuing.

        We and the independent investigators are in regular contact with the Hungarian Financial Supervisory Authority, the Hungarian National Bureau of Investigation, the DOJ and the SEC, regarding the internal investigation. These U.S. and Hungarian authorities have commenced their own investigations concerning at least the transactions which are the subject of our internal investigation, to determine whether there have been violations of U.S. and Hungarian law. Makedonski Telekom AD, our Macedonian subsidiary, has also received a request for information and documents from the Ministry of Interior of the Republic of Macedonia concerning certain of our and our subsidiary's procurement and dividend payment activities in that country (together with U.S. and Hungarian investigations, the "Government investigations"). During 2007, the DOJ and the SEC expanded the scope of their investigations to include inquiry into our actions in connection with the internal investigation and our public disclosures regarding the internal investigation. We are committed to cooperating with these investigations by responding to requests for documents and information from these authorities to the fullest extent allowed under applicable law.

        We cannot predict when the internal investigation or the Government investigations will be concluded, what the final outcome of those investigations may be, or the impact, if any, they may have on our financial statements or results of operations. The government authorities could seek criminal or civil sanctions, including monetary penalties, against us or our affiliates, as well as additional changes to our business practices and compliance programs.

        As a consequence of the internal investigation, we have suspended a number of employees, including senior officers of the Company and of certain subsidiaries, respectively, whose employment has since been terminated. The Crnogorski Telekom Board of Directors has also been replaced as a result of the internal investigation.

        The internal investigation revealed certain weaknesses in the design and operation of our internal controls and procedures as of December 31, 2006. Accordingly, we have approved and have implemented certain remedial measures designed to remedy those weaknesses and to ensure compliance with Hungarian and U.S. legal requirements and NYSE listing requirements, as described below. Some of these measures were initially taken or only fully implemented during the period covered by this report.

        First, the position of Magyar Telekom Group Compliance Director has been created, reporting directly to the Audit Committee and with direct access to the Supervisory Board, Board of Directors, the Company Chief Executive Officer, the Company Chief Financial Officer, and other members of senior management. We note that, as required by Hungarian labor law, the employer's rights vis-à-vis the Group Compliance Director are exercised by a representative of the Company (the CFO). The most significant of the employer's rights, including any substantial amendment to the Compliance Director's employment contract, shall be exercised in consultation with the Audit Committee. In conjunction with this new position, we have reviewed, with the assistance of U.S. counsel, our compliance and corporate governance policies and have established a comprehensive compliance-training program, with a focus on our code of ethics, insider trading policy, document retention policy, regulatory matters, and compliance with U.S. securities laws and the U.S. Foreign Corrupt Practices Act. Our Board has already approved and implemented a Magyar Telekom Group Corporate Compliance Program Manual, a Group Financial Code of Ethics to Treasury and Financial Managers applicable as a Code of Ethics for Senior Financial Officers (see Exhibit 11.2 to this Form 20-F), a Group Code of Business Conduct and Ethics, a Group Anti Fraud Policy, a Group Document Management Directive, a Group Directive on Compliance with Anti-Corruption Laws and the U.S. Foreign Corrupt Practices Act, a Group Insider Trading Directive, a Group Procurement Directive, a Group Directive on Compliance with U.S. Sanctions and Export Control Laws, a Group M&A Policy, and a new Disclosure Committee Charter. These policies are being further improved based on the experience from the implementation and comments from our Audit Committee and its independent legal counsel. Second, we have revised our internal controls relating to procurement, including centralized access to data from all SAP systems of subsidiaries and a requirement that all contract approvals pass through uniform rules and procedures. Third, we have revised our mergers and acquisitions process, including dividing accountability for M&A between the Strategy Group, which remains responsible for business development, and the area of the Chief Financial Officer, which is responsible for execution of M&A transactions. All M&A activity requires Board approval and will be reported to the Audit Committee on a semi-annual basis. Fourth, we are reviewing, and modifying where necessary, all other significant procurement, compliance, governance, M&A, and disclosure-related Group directives. Fifth, we have undertaken a significant compliance and governance assessment of our Hungarian and non-Hungarian subsidiaries. This assessment included a review of all significant governance and compliance-related policies and the implementation of the new and revised Group-level policies and directives. Sixth, we have developed a comprehensive compliance training program, which covers all aspects of our compliance regime and will be effected through a combination of in-person, Web-based and other forms of training depending on the category of employee and the compliance topic. In-person training has been carried out for the members of our top management, including Hungarian and international subsidiaries, as well as members of our Board of Directors, Supervisory Board and Audit Committee. Training will extend to all employees throughout the Magyar Telekom Group. Finally, our Board may make further decisions or recommendations in connection with the involvement of any senior management in the four contracts under investigation.

  (b)   Disclosure Controls and Procedures

        As of December 31, 2007 (the "Evaluation Date"), our Board of Directors, including our CEO and CFO, carried out an evaluation of the effectiveness of our "disclosure controls and procedures" (as defined in Rules 13(a)-15(e) and 15(d)-15(e) under the Exchange Act). Based on that evaluation, these officers have concluded that as of the Evaluation Date, our disclosure controls and procedures were effective and designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

  (c)   Management's Annual Report on Internal Control over Financial Reporting

        As required by section 404 of the Sarbanes-Oxley Act of 2002, our management is responsible for establishing and maintaining adequate "internal control over financial reporting" (as defined in Rule 13(a)-15(f) under the Exchange Act). Our system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with International Financial Reporting Standards as adopted by the European Union ("IFRS").

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        Our Board of Directors, including our CEO and CFO assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. The Board of Directors' assessment was based on the framework and criteria established in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment under these criteria, our Board of Directors, including our CEO and CFO, has concluded that, as of December 31, 2007, the Company did not maintain, in all material respects, effective internal control over financial reporting, thus we had a material weakness in internal controls over financial reporting as of December 31, 2007: management failed to consistently maintain an effective control environment. The control environment, as part of the internal control framework, sets the tone of an organization, influencing the control consciousness of its people and providing discipline and structure. We believe that certain failures to communicate by certain senior managers did not demonstrate the appropriate level of control consciousness and, therefore, did not demonstrate a positive tone at the top of the organization.

        In order to demonstrate an effective control environment, it is important that management demonstrates the existence of certain factors or elements (policies, procedures, characteristics, attributes, etc.) that support a commitment by management to high ethical standards. The Company received a letter from the US Department of Justice dated March 13, 2008, which addressed the co-operation of certain members of the current management team with an ongoing investigation into potentially improper contracts, referring to the communication failures referenced above. Based on the information included in the letter from the US Department of Justice and the ongoing investigation into potentially improper contracts, we have concluded that in this regard, management failed to consistently demonstrate the appropriate tone at the top of the organization, which contributes to the overall conclusion that the Company's control environment was not effective as of December 31, 2007.

  Remediation Actions

        During the year 2007 and since January 2008, senior management has taken various steps to specifically improve the tone at the top of the organization. These steps have included:

  •
  Video and electronic messages to all employees:

  •
  Electronic message from the CEO on the importance of the revised Code of Business Conduct and Ethics (March 22, 2007),

  •
  Electronic message published on the Intranet from the CEO and the CFO on the initiation and importance of the corporate compliance program (June 8, 2007),

  •
  As introduction to the Compliance Awareness training, video message from the CEO on the importance of the compliance program (October 2007).

  •
  Meetings with the participation of all members of senior management (beyond the mandatory compliance trainings), where detailed discussions about tone at the top, with special regard to its relationship with internal controls and external reporting, took place. One such meeting, on April 10, 2008, was specifically dedicated to rectify any possible lack of awareness that may have been behind the concerns raised by the above-mentioned letter from the US Department of Justice.

  •
  Memorandum about the "Retention of documents related to investigations within and regarding Magyar Telekom" emphasizing the co-operation with the investigations, was sent by the CEO and CFO to all employees of the Company on January 24, 2008.

  •
  A "Reminder of Affirmative Obligations Under Magyar Telekom Group Code of Business Conduct and Ethics, and Encouraging Affirmative Cooperation with Internal Investigations" was sent by the CEO to all employees of the Company on March 31, 2008.

        The Board of Directors' assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers Könyvvizsgáló és Gazdasági Tanácsadó Kft., an independent registered public accounting firm as stated in their report which appears herein.

  (d)   Changes in Internal Control Over Financial Reporting

        Except as described above in (a), there were no changes in our internal control over financial reporting during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A—AUDIT COMMITTEE FINANCIAL EXPERT

        The Audit Committee has determined that Dr. Ádám Farkas is an "audit committee financial expert" as defined by Item 401 (h) of Regulation S-K of the Securities Exchange Act of 1934, as amended. Dr. Farkas is also "independent," as that term is defined in Rule 10A-3 under the Exchange Act.

        For the biography of Mr. Farkas, see "Item 6—Directors, Senior Management and Employees".

ITEM 16B—CODE OF ETHICS

        We have adopted a code of business conduct and ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of business conduct and ethics applies to each and every employee, officer, directors and others acting on behalf of the Company. Our code of business conduct and ethics is filed as Exhibit 11.1. to this Form 20-F. If we amend the provisions of our code of business conduct and ethics that apply to each and every employee, officer, directors and others acting on behalf of the Company or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at http://www.magyartelekom.hu.

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

ITEM 16C—PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

        The following table sets forth the fees (including expenses) of our independent auditors, PwC, related to 2006 and 2007:

	At December 31,
	2006	2007
	(in HUF thousands)
Audit Fees	712,819	765,090
Audit-Related Fees	315,694	175,366
Tax Fees	11,300	11,222
All Other Fees	41,785	0

Total	1,081,598	952,852

        Audit fees in the above table are the aggregate fees of PwC in connection with the audit of our annual financial statements, reviews of quarterly reports and services performed in relation to legal obligations and submissions required by regulatory provisions.

        Audit-related fees in the above table are the aggregate fees of PwC for services which are normally performed by the external auditor in connection with the auditing of the annual financial statements, e.g. advice on issues of accounting and reporting which were not classified as audit services and support with the interpretation of new accounting and reporting standards. Audit-related fees in 2007 also included HUF 125 million incurred relating to the ongoing investigation.

        Tax fees in the above table are fees of PwC for services relating to issues of domestic and international taxation (adherence to tax law, tax planning and tax consulting). Furthermore, services were commissioned for the assistance with tax audits and appeals, evaluations for taxation purposes, as well as assistance to tax law.

        Other fees in the above table are fees of PwC primarily related to services like participation by Magyar Telekom employees in conferences and training sessions organized by PwC. There were no such fees incurred in 2007.

Audit Committee Pre-Approval Policies and Procedures

        The "Rules of procedure" of Magyar Telekom Plc.'s Audit Committee were approved on February 15, 2008 and the "Pre-approval policy" of Magyar Telekom Plc.'s Audit Committee was approved on December 10, 2007. The "Pre-approval policy" requires all services which are to be performed by our external auditor to be pre-approved by the Audit Committee. This may be in the form of general pre-approval or pre-approval on a case-by-case basis. In the case of certain services, specific pre-approval of the Audit Committee is required. The Audit Committee has been regularly informed of the external auditor's services and the relevant fees.

        See Exhibit 14.2. for "Rules of Procedure of Magyar Telekom Plc.'s Audit Committee" and Exhibit 14.3. for "Pre-approval Policy of Magyar Telekom Plc.'s Audit Committee".

ITEM 16D—EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E—PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        Not applicable.

PART III

ITEM 17—FINANCIAL STATEMENTS

        See pages F-1 through F-104 incorporated herein by reference.

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

4.15.
Election of Exercise the Put Option of SEEF Holdings Limited dated March 7, 2003 (incorporated herein by reference to Exhibit 4.6.8. of Magyar Telekom's 2002 Form 20-F dated May 9, 2003).

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

4.18.
Share Purchase Agreement between Matáv and SEEF Holdings Limited on the Sale of 2,077,312 Ordinary Shares in Stonebridge AD, dated July 13, 2004 (incorporated herein by reference to Exhibit 4.18. of Magyar Telekom's 2004 Form 20-F dated May 11, 2005).

4.19.
Share Purchase Agreement between Matáv and CosmoTelco Added Value Services S.A. on the Sale of 5,078,557 Ordinary Shares in Stonebridge AD, dated October 22, 2004 (incorporated herein by reference to Exhibit 4.19. of Magyar Telekom's 2004 Form 20-F dated May 11, 2005).

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

4.29.
Quota Purchase Agreement by and between T-Systems International GmbH and Matáv relating to the quotas in T-Systems Hungary Kft, dated July 14, 2004 (incorporated herein by reference to Exhibit 4.29. of Magyar Telekom's 2004 Form 20-F dated May 11, 2005).

4.30.
Strategic Cooperation Agreement between Deutsche Telekom AG and Matáv, dated December 15, 2004 (incorporated herein by reference to Exhibit 4.30. of Magyar Telekom's 2004 Form 20-F dated May 11, 2005).

4.31.
Strategic Cooperation Agreement between T-Mobile International AG and Matáv, dated December 15, 2004 (incorporated herein by reference to Exhibit 4.31. of Magyar Telekom's 2004 Form 20-F dated May 11, 2005).

4.32.
Share Sale-Purchase Agreement in respect of Certain Shares of Telekom Crne Gore AD between the Government of the Republic of Montenegro, the Employment Bureau of Montenegro and Matáv, dated March 15, 2005 (incorporated herein by reference to Exhibit 4.32. of Magyar Telekom's 2004 Form 20-F dated May 11, 2005).

4.33.
Loan Agreement for the purpose of Financing the Acquisition of Telekom Montenegro, dated March 18, 2005 between Deutsche Telekom International Finance B.V. and Matáv (incorporated herein by reference to Exhibit 4.33. of Magyar Telekom's 2004 Form 20-F dated May 11, 2005).

8.1.
See "Significant Subsidiaries" in "Item 4—Information on the Company" for significant subsidiaries as of December 31, 2007.

11.1.
Code of Business Conduct and Ethics.

11.2.
Financial Code of Ethics (incorporated herein by reference to Exhibit 11.2. of Magyar Telekom's 2005 Form 20-F dated February 22, 2007).

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

14.1.
Consent of Independent Registered Public Accounting Firm.

14.2.
Rules of Procedure of Magyar Telekom Plc.'s Audit Committee.

14.3.
Pre-approval Policy of Magyar Telekom Plc.'s Audit Committee.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 17, 2008

MAGYAR TELEKOM PLC.
By:	/s/ CHRISTOPHER MATTHEISEN
Name: Title:	Christopher Mattheisen Chairman and Chief Executive Officer
By:	/s/ THILO KUSCH
Name: Title:	Thilo Kusch Chief Financial Officer

MAGYAR TELEKOM

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF MAGYAR TELEKOM PLC.

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Magyar Telekom and its subsidiaries at December 31, 2007 and December 31, 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) because a material weakness in internal control over financial reporting related to management's failure to maintain an effective control environment, existed as of that date. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management's Report on Internal Control over Financial Reporting appearing in Item 15b of the 2007 Annual Report on Form 20-F. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the December 31, 2007 consolidated financial statements, and our opinion regarding the effectiveness of the Company's internal control over financial reporting does not affect our opinion on those consolidated financial statements. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in management's report referred to above. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits (which were integrated audits in 2007 and 2006). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. We do not express an opinion or any other form of assurance on management's statement referring to its remediation plan related to management's failure to maintain an effective control environment.

PricewaterhouseCoopers Könyvvizsgáló és Gazdasági Tanácsadó Kft.
Budapest, Hungary
June 17, 2008

MAGYAR TELEKOM

CONSOLIDATED BALANCE SHEETS

		At December 31,
		HUF		USD
	Notes	2006 as restated (Note 2.1.5)	2007	2007 (unaudited— Note 2.1)
		(in HUF millions)		(million USD)
ASSETS
Current assets
Cash and cash equivalents	6	60,207	47,666	276
Trade and other receivables	7	102,390	103,576	600
Other current financial assets	8.1	21,064	63,443	368
Current income tax receivable	9.2	6,735	1,857	11
Inventories	10	10,460	10,652	62
Non current assets held for sale	11	6,825	4,393	25

Total current assets		207,681	231,587	1,342
Non current assets
Property, plant and equipment—net	12	550,900	534,731	3,097
Intangible assets—net	13	331,740	337,227	1,954
Investments in associates and joint ventures	14	5,771	4,936	29
Deferred tax assets	9.4	9,575	1,286	7
Other non current financial assets	8.2	23,786	24,965	145
Other non current assets	15	2,142	846	5

Total non current assets		923,914	903,991	5,237
Total assets		1,131,595	1,135,578	6,579

LIABILITIES
Current liabilities
Financial liabilities to related parties	16	77,756	25,210	146
Other financial liabilities	17	29,903	44,666	259
Trade payables	18	81,392	87,989	509
Current income tax payable	9.2	1,736	2,365	14
Provisions	19	13,004	20,811	121
Other current liabilities	20	110,598	41,977	243

Total current liabilities		314,389	223,018	1,292
Non current liabilities
Financial liabilities to related parties	16	185,432	254,432	1,473
Other financial liabilities	17	20,697	55,038	319
Deferred tax liabilities	9.4	5,647	2,714	16
Provisions	19	3,533	12,886	75
Other non current liabilities	21	8,730	5,797	34

Total non current liabilities		224,039	330,867	1,917
Total liabilities		538,428	553,885	3,209
EQUITY
Shareholders' equity
Common stock		104,277	104,275	604
Additional paid in capital		27,380	27,379	159
Treasury stock		(1,504)	(1,179)	(7)
Cumulative translation adjustment		(1,474)	(688)	(4)
Revaluation reserve for available for sale financial assets—net of tax		—	118	1
Reserve for equity settled share based transactions		49	49	—
Retained earnings		397,311	385,044	2,231

Total shareholders' equity		526,039	514,998	2,984
Minority interests		67,128	66,695	386

Total equity		593,167	581,693	3,370
Total liabilities and equity		1,131,595	1,135,578	6,579

These consolidated financial statements were approved and signed by the CEO and CFO of the Company on June 17, 2008.

Christopher Mattheisen	Thilo Kusch
Chairman and Chief Executive Officer	Chief Financial Officer

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TELEKOM

CONSOLIDATED INCOME STATEMENTS

		For the year ended December 31,
		HUF			USD
	Notes	2005	2006	2007	2007 (unaudited— Note 2.1)
		(in HUF millions, except per share amounts)			(million USD)
Revenue	22	615,054	671,196	676,661	3,920
Expenses directly related to revenues	23	(145,608)	(183,553)	(181,185)	(1,050)
Employee related expenses	24	(92,783)	(95,253)	(120,176)	(696)
Depreciation and amortization		(114,686)	(122,249)	(115,595)	(670)
Other operating expenses	25	(128,232)	(137,325)	(135,394)	(784)

Operating expenses		(481,309)	(538,380)	(552,350)	(3,200)
Other operating income	26	8,009	3,575	4,001	23

Operating profit		141,754	136,391	128,312	743
Finance expenses	27	(34,497)	(30,102)	(35,186)	(203)
Finance income	28	2,996	4,692	5,217	30
Share of associates' and joint ventures' profits	14	330	703	934	5

Profit before income tax		110,583	111,684	99,277	575
Income tax expense	9.1	(21,858)	(24,220)	(26,221)	(152)

Profit for the year		88,725	87,464	73,056	423

Attributable to:
Equity holders of the Company (Net income)		78,415	75,453	60,155	348
Minority interests		10,310	12,011	12,901	75

		88,725	87,464	73,056	423

Earnings per share (EPS) information:
Profit attributable to the equity holders of the Company		78,415	75,453	60,155	348
Weighted average number of common stock outstanding (thousands) used for basic EPS		1,038,803	1,040,321	1,041,070	1,041,070
Average number of dilutive share options (thousands)		417	290	—	—

Weighted average number of common stock outstanding (thousands) used for diluted EPS		1,039,220	1,040,611	1,041,070	1,041,070
Basic earnings per share (HUF and USD)		75.49	72.53	57.78	0.33
Diluted earnings per share (HUF and USD)		75.46	72.51	57.78	0.33

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TELEKOM

CONSOLIDATED CASHFLOW STATEMENTS

		For the year ended December 31,
		HUF			USD
	Notes	2005 as restated (Note 2.1.5)	2006 as restated (Note 2.1.5)	2007	2007 (unaudited— Note 2.1)
		(in HUF millions)			(million USD)
Cashflows from operating activities
Profit for the year		88,725	87,464	73,056	423
Depreciation and amortization		114,686	122,249	115,595	670
Income tax expense		21,858	24,220	26,221	152
Finance expenses		34,497	30,102	35,186	204
Finance income		(2,996)	(4,692)	(5,217)	(30)
Share of associates' and joint ventures' profits		(330)	(703)	(934)	(5)
Change in assets carried as working capital		(9,800)	(2,245)	6,897	40
Change in liabilities carried as working capital		8,212	8,913	25,592	148
Income tax paid		(11,479)	(19,388)	(12,343)	(72)
Dividend received		1,729	157	72	—
Interest and other financial charges paid		(34,235)	(33,480)	(32,528)	(188)
Interest received		2,195	2,002	5,742	33
Other cashflows from operations		(7,802)	(6,797)	(5,999)	(35)

Net cash generated from operating activities		205,260	207,802	231,340	1,340
Cashflows from investing activities
Purchase of property plant and equipment (PPE) and intangible assets	29	(103,587)	(96,790)	(103,097)	(597)
Purchase of subsidiaries and business units	30	(35,927)	(35,327)	(710)	(4)
Cash acquired through business combinations	5	1,866	379	485	3
Cash spun-off through demerger	2.2.2	—	—	(1,173)	(7)
Proceeds from/(payments for) other financial assets—net		(22,121)	(13,495)	(39,491)	(229)
Proceeds from disposal of subsidiaries	5.5	—	115	—	—
Proceeds from disposal of PPE and intangible assets		2,529	6,798	9,105	53

Net cash used in investing activities		(157,240)	(138,320)	(134,881)	(781)
Cashflows from financing activities
Dividends paid to shareholders and minority interest		(84,551)	(77)	(162,558)	(942)
Proceeds from loans and other borrowings		263,329	183,051	283,184	1,641
Repayment of loans and other borrowings		(242,595)	(218,619)	(230,238)	(1,334)
Proceeds from sale of treasury stock		1,969	491	391	2

Net cash used in financing activities		(61,848)	(35,154)	(109,221)	(633)
Exchange gains/(losses) on cash and cash equivalents		1,259	1,569	221	1
Change in cash and cash equivalents		(12,569)	35,897	(12,541)	(73)
Cash and cash equivalents, beginning of year		36,879	24,310	60,207	349

Cash and cash equivalents, end of year	6	24,310	60,207	47,666	276

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TELEKOM
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Shares of common stock (a)	Common stock (a)	Additional paid in capital (b)	Treasury stock (c)	Cumulative translation adjustment (d)	Revaluation reserve for AFS financial assets —net of tax (e)	Reserve for equity settled share based transactions (f)	Retained earnings (g)	Share- holders' equity	Minority interests (h)	Equity
Balance at December 31, 2004	1,042,811,600	104,281	27,382	(3,842)	(3,026)	—	178	390,861	515,834	60,097	575,931

Dividend(i)								(72,654)	(72,654)		(72,654)
Dividend declared to minority interests(j)									—	(11,913)	(11,913)
Business combinations(k)									—	9,447	9,447
Sale of Telit								495	495		495
Capital injection in TSH								669	669		669
Share options exercised by managers(m)				1,916				196	2,112		2,112
Share options exercised by CEO(m)							(143)		(143)		(143)
Share based payments (Note 24)							84		84		84
Change in reserve for AFS financial assets(e)						149			149	45	194
Cumulative Translation Adjustment					2,606				2,606	2,141	4,747
Profit for the year								78,415	78,415	10,310	88,725

Balance at December 31, 2005	1,042,811,600	104,281	27,382	(1,926)	(420)	149	119	397,982	527,567	70,127	597,694

Reduction in capital as a result of merger with T-Mobile H(n)	(43,385)	(4)	(2)					(12)	(18)		(18)
Dividend(i)								(76,122)	(76,122)		(76,122)
Dividend declared to minority interests(j)									—	(43)	(43)
Sale of Cardnet(o)									—	(71)	(71)
MakTel's purchase of its own shares(p)									—	(14,856)	(14,856)
Result of TSH's sale of a business unit(l)								205	205		205
Share based payments (Note 24)							36		36		36
Share options exercised by CEO(q)							(106)	(282)	(388)		(388)
Share options exercised by managers(m)				422				87	509		509
Change in reserve for AFS financial assets(e)						(149)			(149)	(45)	(194)
Cumulative Translation Adjustment					(1,054)				(1,054)	5	(1,049)
Profit for the year								75,453	75,453	12,011	87,464

Balance at December 31, 2006	1,042,768,215	104,277	27,380	(1,504)	(1,474)	—	49	397,311	526,039	67,128	593,167

Balance at January 1, 2007	1,042,768,215	104,277	27,380	(1,504)	(1,474)	—	49	397,311	526,039	67,128	593,167

Dividend(i)								(72,729)	(72,729)		(72,729)
Dividend declared to minority interests(j)										(13,729)	(13,729)
Elimination of the "B" share(a)	100
Share options exercised by managers(m)				325				66	391		391
Excess related to the acquisition of TSH(r)								3	3	1,540	1,543
TSH demerger(r)								243	243	(1,312)	(1,069)
Reduction in capital as a result of merger with T-Online and Emitel(t)	(22,700)	(2)	(1)					(5)	(8)		(8)
Change in reserve for AFS financial assets(e)						118			118	92	210
Cumulative Translation Adjustment					786				786	75	861
Profit for the year								60,155	60,155	12,901	73,056

Balance at December 31, 2007	1,042,745,615	104,275	27,379	(1,179)	(688)	118	49	385,044	514,998	66,695	581,693

Of which treasury stock	(1,503,541)

Shares of common stock outstanding at December 31, 2007	1,041,242,074

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TELEKOM

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (notes)

(a)
The total amount of issued shares of common stock of 1,042,745,615 (each with a nominal value of HUF 100) is fully paid as at December 31, 2007. In addition to these shares, total shareholders' equity included one Series "B" preference share at the nominal value of HUF 10,000 until September 30, 2007. This Series "B" share was held by the Ministry of Economics and Transport, and bestowed certain rights on its owner, including access to information, and the appointment of a Director. This share could only be held by the Government or its nominee. In order to comply with EU regulations, a new Hungarian regulation in 2007 required the Company to eliminate the "B" share and the special rights attached to it, consequently, the "B" share was transformed into 100 ordinary shares. The number of authorized ordinary shares on December 31, 2007 is 1,042,745,615.

(b)
Additional paid in capital represents the amount above the nominal value of the shares that was received by the Company during capital increases.

(c)
Treasury stock represents the cost of the Company's own shares repurchased.

(d)
Cumulative translation adjustment represents the foreign exchange differences arising on the consolidation of foreign subsidiaries.

(e)
Revaluation reserve for available for sale financial assets includes the unrealized gains and losses net of tax on available for sale financial assets. Any realized gains or losses are taken out of this reserve and recognized in the income statement.

(f)
Reserve for equity settled share based transactions includes the compensation expenses accrued in equity related to share settled compensation programs. When equity instruments are issued or treasury shares are utilized as part of the program, the accumulated balance related to the particular program and employees is utilized, and is taken out of the reserve (Note 24).

(g)
Retained earnings include the accumulated and undistributed net income of the Group. The distributable reserves of the Company under Hungarian law at December 31, 2007 amounted to approximately HUF 248,000 million (HUF 294,000 million at December 31, 2006).

(h)
Minority interests represent the minority shareholders' share of the net assets of subsidiaries, in which the Group has less than 100% ownership.

(i)
In 2007 Magyar Telekom Plc. declared HUF 70 dividend per share (HUF 73 in 2006, HUF 70 in 2005).

(j)
The dividend declared to minority interests in 2005 almost entirely reflects the dividend declared by MakTel, Magyar Telekom's Macedonian subsidiary, to its minority shareholders. In 2006 MakTel did not declare dividends. The amount of dividend declared in 2006 to minorities includes the amount declared to the minority owners of smaller subsidiaries. The amount of dividend declared in 2007 to minorities includes predominantly the amount declared to the minority owners of Maktel and Crnogorski Telekom (CT).

(k)
The increase in minority interests due to the business combinations in 2005 is the result of the acquisition of CT, in which the Group acquired a 76.53% share of ownership (Note 5.3.1).

(l)
In 2006 TSH sold one of its business units to another member of Deutsche Telekom group. TSH's gain on the transaction (HUF 418 million) resulted in an increase of TSH's net assets, the Group's share of which (HUF 205 million) was recognized directly in retained earnings.

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TELEKOM

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (notes) (Continued)

(m)
In 2005 Magyar Telekom's CEO and other managers exercised a portion of their share options, and the Company used its treasury shares reserved for the option programs. As a result of these transactions, the Company sold 2,443,341 of its treasury shares to the CEO and other managers at the fixed option prices. On the sale of the treasury shares the Company recognized a gain of HUF 53 million (HUF -143 million recognized against the Reserve for equity settled share based payments and HUF 196 million recognized in Retained earnings). In 2006 managers exercised further options, for which the Company used its treasury shares. As a result of these transactions, the Company sold 538,835 of its treasury shares to the managers at the fixed option prices. On the sale of the treasury shares the Company recognized a gain of HUF 87 million, which was recognized in Retained earnings. In 2007, managers exercised further options, for which the Company used its treasury shares. As a result of these transactions, the Company sold 414,283 of its treasury shares to the managers at the fixed option prices. On the sale of the treasury shares the Company recognized a gain of HUF 66 million, which was recognized in Retained earnings. For more details on the programs see Note 24.

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

(o)
In 2006 the Company sold the total of its 72% ownership in Cardnet, which resulted in the reduction of Minority interests (Note 5.5).

(p)
In 2006 MakTel bought 10% of its own shares from the Government of Macedonia during a public tender issued for the sale of the Government shares. As a result of this transaction, Magyar Telekom's share of ownership increased from 51% to 56.67% resulting in a decrease in the minority interest in MakTel (Note 5.2.5).

(q)
On December 5, 2006, Mr. Elek Straub, the former CEO and Chairman of the Company resigned. As part of the resignation agreement, Mr. Straub exercised 1,181,178 of his share options, of which 487,465 would only have vested on July 1, 2007, which was accelerated. The whole transaction was settled in cash instead of shares as intended by the original agreement. By December 31, 2006 the Company had accumulated HUF 155 million (including HUF 7 million for pre-mature vesting) in a Reserve for equity settled share based transactions, of which HUF 106 million was released. The closing balance of this reserve of HUF 49 million at the end of 2006 and 2007 represents the amount reserved for the 103,530 options (granted in 2000) Mr. Straub still has open (Note 24).

(r)
As of January 1, 2007 Magyar Telekom acquired an additional 2% ownership in T-Systems Hungary (TSH) for a cost of HUF 60 million. The acquisition was accounted for at cost as the transaction took place between entities under common control, and resulted in an excess of HUF 3 million recognized in equity (Note 5.1.2).

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TELEKOM

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (notes) (Continued)

(s)
As of August 31, 2007 TSH had a legal split (spin-off), as a result of which the net assets and the equity of TSH were divided between the owners, after which Magyar Telekom became a 100% owner of the net assets and equity retained in TSH (Note 5.1.2). As the transaction took place between entities under common control, the spin-off was accounted for at cost, and resulted in an excess of HUF 243 million recognized in equity.

(t)
In 2007 Magyar Telekom Plc. merged with T-Online Hungary's access business line and Emitel, its 100% subsidiaries. During the merger, the owners of 22,700 shares expressed their intention not to participate as owners in the merged Company. Consequently, the Company withdrew these shares and paid off these owners with a corresponding decrease in Share capital, Additional paid in capital and Retained earnings, and the merged Company was registered with 22,700 less shares.

        The Annual General Meeting of the Company in April 2008 approved a dividend distribution of HUF 74 per share.

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1    GENERAL INFORMATION

1.1   About the Company

        Magyar Telekom Plc., (the "Company" or "Magyar Telekom Plc.") with its subsidiaries form Magyar Telekom Group ("Magyar Telekom" or "the Group"). Magyar Telekom is the principal supplier of telecommunications services in Hungary, Macedonia and Montenegro and alternative service provider in Bulgaria, Romania and in the Ukraine. These services are subject to various telecommunications regulations depending on the countries of operations (Note 1.3).

        The Company was incorporated in Hungary on December 31, 1991 and commenced business on January 1, 1992. The Company's registered address is Krisztina körút 55, 1013 Budapest, Hungary.

        Magyar Telekom Plc. is listed on the Budapest and New York stock exchanges, its shares are traded on the Budapest Stock Exchange, while Magyar Telekom's American Depository Shares (ADSs) each representing five ordinary shares are traded on the New York Stock Exchange.

        The immediate controlling shareholder of the Company is MagyarCom GmbH owning 59.21% of the issued shares, while the ultimate controlling parent of Magyar Telekom is Deutsche Telekom AG (DT or DTAG).

        The consolidated financial statements are prepared and presented in millions of Hungarian Forints (HUF), unless stated otherwise.

        The consolidated financial statements of the Company, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), have been approved and signed by the CEO and the CFO of the Company as on June 17, 2008.

        On February 22, 2005, the Extraordinary General Meeting approved the renaming of Magyar Távközlési Rt. (Matáv) to Magyar Telekom Rt. and the rebranding of its products, which was completed by December 2005. As agreed, DTAG supported the renaming and the product rebranding. The impact of renaming and product rebranding on the consolidated financial statements as of December 31, 2005 included HUF 7,281 million of expenditures accounted for in the operating expenses and a compensation by DTAG of HUF 7,281 million disclosed separately in Note 33.

        On December 20, 2005, Magyar Telekom's Extraordinary General Meeting approved the merger of Magyar Telekom Rt. and T-Mobile Magyarország Rt. (T-Mobile Hungary), a 100% subsidiary of Magyar Telekom Rt. As the merger occurred between the parent company and its 100% owned subsidiary, the transaction did not have any impact on the consolidated financial position of the Group or its operating segments, other than as disclosed in the notes to the Consolidated statements of changes in equity. The merger was registered by the Hungarian Court of Registration on February 28, 2006, from which date the two companies continued as one legal entity, Magyar Telekom Plc.

        On June 29, 2007, Magyar Telekom's Extraordinary General Meeting approved the merger of Magyar Telekom Plc., Emitel Zrt. and the internet access business line of T-Online Magyarország Zrt. (T-Online), both of which were 100% subsidiaries of Magyar Telekom Plc. The remaining business lines of T-Online continued as a separate legal entity under the company name "[origo] Zrt.". As the merger occurred between the parent company and its 100% owned subsidiaries, the transaction did not have any impact on the consolidated financial position of the Group or its operating segments other than as disclosed in the notes to the Consolidated statements of changes in equity. The merger was registered by the Hungarian Court of Registration as of September 30, 2007.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1    GENERAL INFORMATION (Continued)

1.2   Investigation into certain consultancy contracts

        As previously disclosed, in the course of conducting their audit of Magyar Telekom's 2005 financial statements, PricewaterhouseCoopers Könyvvizsgáló és Gazdasági Tanácsadó Kft. ("PWC") identified two contracts the nature and business purposes of which were not readily apparent to them. In February 2006, the Company's Audit Committee retained White & Case (the "independent investigators"), as its independent legal counsel, to conduct an internal investigation into whether the Company had made payments under those, or other contracts, potentially prohibited by U.S. laws or regulations, including the Foreign Corrupt Practices Act ("FCPA"), or internal Company policy. The Company's Audit Committee also informed the U.S. Department of Justice ("DOJ") and the U.S. Securities and Exchange Commission ("SEC"), and the Hungarian Supervisory Financial Authority of the internal investigation.

        Based on the documentation and other evidence obtained by it, White & Case has preliminarily concluded that there was reason to believe four consulting contracts entered into in 2005 were entered into to serve improper objectives, and further found that certain employees had destroyed evidence that was relevant to the investigation. In addition, White & Case has stated that "there is affirmative evidence of illegitimacy in the formation and/or performance" of six contracts for advisory, marketing, acquisition due-diligence and/or lobbying services in Macedonia, entered into during the period from 2004 to 2006 by us and/or various of our affiliates on the one hand, and a Cyprus-based consulting company and/or its affiliates on the other hand, under which we and/or our affiliates paid a total of over EUR 6.7 million. We have taken and are taking remedial measures to address weaknesses in our control environment that were revealed by the investigation. The investigation and consequent delay in completing the audit of our 2005 financial statements led to a delay in filing the 2005 annual report.

        United States and Hungarian authorities have commenced their own investigations concerning the transactions which are the subject of our internal investigation, to determine whether there have been violations of U.S. and Hungarian law. The Ministry of Interior of the Republic of Macedonia has also issued a request to one of our Macedonian subsidiaries, requesting information and documents concerning certain of our and our subsidiary's procurement and dividend payment activities in that country (together with U.S. and Hungarian investigations, the "Government investigations"). During 2007, the U.S. authorities expanded the scope of their investigations to include an inquiry into our actions taken in connection with the internal investigation and our public disclosures regarding the internal investigation.

        We cannot predict when the internal investigation or the Government investigations will be concluded, what the final outcome of those investigations may be, or the impact, if any, they may have on our financial statements or results of operations. Government authorities could seek criminal or civil sanctions, including monetary penalties, against us or our affiliates, as well as additional changes to our business practices and compliance programs.

1.3   Public service concession and license arrangements

1.3.1  Hungarian Fixed line

        Magyar Telekom Plc. is the market leading fixed line telecom service provider in Hungary. Act C of 2003 on Electronic Communications, the latest act on the telecommunications sector, came into effect on January 1, 2004. The National Communications Authority (NCA) is the supreme supervisory body. Magyar Telekom Plc. and its former subsidiary, Emitel have been designated as universal service providers in their

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1    GENERAL INFORMATION (Continued)

former concession areas. (Since Emitel merged legally into Magyar Telekom Plc., Magyar Telekom Plc.—as the legal successor—became the universal service provider in Emitel's former concession areas as well.)

        According to the Act on Electronic Communications, universal services are basic communications services that should be available to all customers at an affordable price. Universal service providers are entitled to compensation for their net avoidable costs, except for the costs incurred from discount pricing plans offered to residential subscribers. In practice, Magyar Telekom Plc. has not received compensation since 2004.

        The NCA assigned 18 relevant markets in the area of electronic communications in 2004. In 2004 and 2005 Magyar Telekom was designated as an SMP (an operator with significant market power) in 12 markets. These included all retail and wholesale voice markets, the market of wholesale leased line and termination, the market of minimum set of leased lines and the wholesale broadband market. At the end of 2006 the analysis of the 18 relevant markets was started again by the NCA. So far the analysis of 13 of these markets has been completed and 4 more are expected to be finalized in the near future. Magyar Telekom's SMP status has been confirmed on each analyzed markets and the same obligations have been imposed with minor modifications resulting in more detailed rules applying to service provision.

        Currently in Hungary, retail voice tariffs are regulated in two ways. Price cap methodology is applicable for universal services and—based on SMP resolutions on residential and business access markets—there is another formula used for subscription fees. In addition according to the law, retail prices should be set in accordance with wholesale tariffs providing an acceptable level of retail margins.

        According to the Act on Electronic Communications, designated SMP operators like Magyar Telekom are obliged to prepare reference offers for unbundled local loops and bit-stream access (RUO) and to provide these services when there is a request for them by other telecommunications service providers. The reference offer of each SMP must be approved by the NCA. The price of these services has to be cost based and calculated—according to the NCA resolution about the market of wholesale unbundled access to metallic loops published at the end of 2007—by Long Run Incremental Costs ("LRIC") method as opposed to using Fully Distributed Costs based on a 2003 Ministerial Decree.

        The SMPs may refuse the offer for unbundling if there are technical barriers and providing access to the local loop or bit-stream access would endanger the integrity of the SMPs' network. SMPs are also obliged to prepare reference offers for interconnection (RIO) and to provide these services in accordance with the reference offer when there is a request for them by other telecommunications service providers. The reference offers of the SMPs must be approved by the NCA, and prices have to be based on Long Run Incremental Costs (LRIC).

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

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1    GENERAL INFORMATION (Continued)

1.3.2  Macedonian Fixed line

        The Group is also present in the Macedonian fixed line telecommunications market through its subsidiary, MakTel. MakTel is the largest fixed line service provider in Macedonia. The Macedonian telecommunications sector is regulated by the Electronic Communications Law ("ECL"), enacted in March 2005. MakTel has a concession contract (under the old Telecommunications Act) to provide services until December 31, 2018. Further, MakTel had been granted the exclusive rights in (a) fixed voice telephony services, leased line services and (b) to construct, lease, own, develop, maintain and operate fixed public telecommunications networks until December 31, 2004. These exclusive rights included local, national and international long distance public fixed voice services independently of the technology used, including voice over Internet Protocol services.

        During the exclusivity period MakTel was obliged to provide universal services. On December 27, 2007 the Commission of Agency for Electronic Communications ("Agency") brought decision to publish public tender for the universal provider of electronic communications services in the Republic of Macedonia.

        The regulatory framework for the tariff regulation for MakTel is provided in the currently valid Concession Contract. With the enactment of the ECL, the Agency may regulate retail prices of fixed telephony services. MakTel has cost based price obligation for the Regulated wholesale services, fully distributed costs (FDC) methodology until July 2007 and Long Run Incremental Costs methodology ("LRIC") subsequently. Proposal for interconnection fees with LRIC were submitted by the Company in July 2007, Agency approval is expected in the forthcoming period.

        Harmonization of the Concession Contracts with the provisions of the ECL is ongoing. Draft version of the Contract for harmonization of the provisions of the existing Concession Contracts with the provisions of ECL was prepared and agreed between the operators (MakTel, T-Mobile Macedonia and Cosmofon) and the Ministry of Transport and Communications. The above mentioned Contract is waiting approval from the representatives of European Commission in order to be signed.

        Under the ECL, MakTel has been designated as an SMP in the market for fixed line voice telephone networks and services, including the market for access to the networks for data transmission and leased lines. MakTel as an SMP operator has the obligation to enable its subscribers to access publicly available telephone services of any interconnected operator with officially signed interconnection contract. On November 15, 2006, MakTel signed the first RIO based Interconnection Agreement with an alternative fixed network operator. The launch of the competitors' offers for long-distance, fixed to mobile and international calls started at the end of first quarter of 2007. Number portability was scheduled to be fully implemented by July 1, 2007, however, the implementation of number portability was technically infeasible within the given timeframe. The technical description of interfaces and Central Database (CDB) were issued in March 2007. The agency announced a public tender on April 30, 2007 for the provider of the CDB. The tender was cancelled until further notice. MakTel's estimation is that number portability will be implemented in the company network in the third quarter of 2008.

1.3.3  Montenegrin Fixed line

        The Group's Montenegrin subsidiary, Crnogorski Telekom (CT) is the holder of one of the licenses issued for fixed line telecommunications services in Montenegro. The license allows CT to provide domestic voice and data services as well as VOIP, leased line, public payphone, and cable television, value added, etc. services. A separate license allows CT to provide international telecommunication services. In

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1    GENERAL INFORMATION (Continued)

order not to endanger the launch of its IPTV services, CT applied for and received in 2007 a license to distribute television programs via its network from the Broadcasting Agency, although CT's fixed license from the Telecommunication Agency already allows this activity to be performed.

        The telecommunications sector in Montenegro is regulated by the 2000 Law. The 2000 Law established the Telecommunications Agency with broad authority and instituted a licensing regime whereby all telecommunications activity must be licensed by the Telecommunications Agency. Although a Competition Law came into force in 2006, a competition agency has not yet been instituted. A Customer Protection Law adopted in 2007 is in implementation phase as well.

        Prices of CT must be approved by the Telecommunications Agency. The rebalancing of prices was successfully implemented on September 1, 2007.

        Although the 2000 Law defines universal service, no legislation covering universal service has been enacted to date.

        CT has an obligation to enter into interconnection agreements in a transparent and non-discriminatory way with operators requesting access to CT's network. The 2000 Law requires CT to publish a reference interconnection offer ("RIO") however CT has the freedom to agree with operators on terms different from those set in the RIO.

        There is no obligation for number portability, local loop unbundling, bit stream access or accounting separation in Montenegro yet. Carrier selection has not been implemented by CT as the imposing legislation was issued by the Agency without legal authority to do so.

        In 2007 cable television and WiMax based fixed wireless access operations commenced in Montenegro based on licenses distributed during the year. CT successfully launched its "Extra TV" IPTV service.

        Montenegro signed a Stabilization and Association Agreement with the EU and a transitory Agreement is in force since 1 January, 2008. The agreement is very similar to the agreements signed with Croatia and Macedonia requiring the harmonization of the telecommunications regulations with the regulatory framework of the EU. In the case of Montenegro, the expected amendment of the 2000 Law will achieve most of that goal.

1.3.4  Hungarian Mobile

        The Company is also the market leader in the Hungarian mobile market through the brand T-Mobile (T-Mobile HU).

        The initial duration of the concession regarding the GSM 900 public mobile radio telephone service is a period of 15 years starting from the execution of the concession agreement (November 4, 1993 to November 4, 2008). On October 7, 1999 an amended concession contract was signed between the Ministry of Transport, Communications and Water Management and T-Mobile HU extending T-Mobile HU's rights and obligations to also provide service in the 1800 MHz band in Hungary to October 7, 2014. As included in the concession contracts, the Minister is entitled to extend the concession period for both services upon their expiration for another 7.5 years without the issuance of a tender invitation. On November 8, 2007, the Company signed the renewed Concession Contract along with the Cooperation Agreement with the Minister that will be effective from November 2008. The new Concession Contract prolonged the duration of the 900 MHz frequency usage right till May 4, 2016.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1    GENERAL INFORMATION (Continued)

        On December 7, 2004, T-Mobile HU obtained the exclusive right of use of certain frequency blocks for the deployment and operation of an IMT2000/UMTS mobile telecommunications system (3G system). The duration of the frequency usage right is 15 years (until December 7, 2019) with an option to extend it for another 7.5 years. T-Mobile HU was obliged by the term of the license decree to start commercial 3G service within 12 months after the acquisition of the license within the inner city of Budapest, which was completed. We were also obliged to reach a population-wide coverage of 30% within 36 months of license acquisition which was also completed in December 2006. On August 26, 2005 T-Mobile HU started to provide 3G service and has been operating it in compliance with the license conditions.

        T-Mobile HU is subject to number portability regulation since May 2004.

        In January 2005 and October 2006 the NCA designated T-Mobile HU as having significant market power in the mobile voice call termination market, and it is currently subject to regulatory obligations regarding the termination charge of calls into its network.

1.3.5  Macedonian Mobile

        T-Mobile Macedonia (T-Mobile MK), Magyar Telekom's subsidiary, is the leading mobile service provider in Macedonia, which has a concession contract (concluded under the old Telecommunications Act) to provide public mobile telephony services and public mobile telecommunication networks until December 31, 2018, which can be renewed for additional 20 years without a tender. According to the concession agreement, T-Mobile MK has the authorization to provide public mobile telephony services and to construct, lease, own, develop, maintain and operate mobile public telecommunications networks throughout the entire territory of the Republic of Macedonia and between locations within Macedonia and places outside of Macedonia. T-Mobile MK is also registered to provide a public network for data transmission and radio transmission, with the corresponding data transmission and radio communications services, according to the ECL.

        After the analysis of the market "Call termination services in public mobile communication networks" the Agency on November 26, 2007 brought a decision by which T-Mobile MK and Cosmofon were designated with SMP status and several obligations were imposed (interconnection and access, transparency in interconnection and access, non-discrimination in interconnection and access, accounting separation and price control and cost accounting).

        Under the Concession Agreement, T-Mobile MK has the exclusive license to use bandwidth of 25 MHz in the GSM 900 band. T-Mobile MK's use of these frequencies is subject to terms and conditions set forth in the Concession Agreement.

1.3.6  Montenegrin Mobile

        T-Mobile Crna Gora (T-Mobile CG), Magyar Telekom's subsidiary, is the holder of one of three GSM/UMTS licenses issued in Montenegro. T-Mobile CG was launched on July 1, 2000. It arrived as the second mobile telecommunications operator in Montenegro—four years after the first one. The third mobile operator entered the market in 2007. T-Mobile started 3G operations in 2007.

        The telecommunications sector in Montenegro is regulated by the Telecommunications Law that, however, has no specific prescriptions for mobile operators.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1    GENERAL INFORMATION (Continued)

        T-Mobile CG has to inform the Telecommunications Agency about planned changes in its tariffs, however, the Agency has no right to interfere with the pricing policy of the company.

        No obligation for number portability is in force.

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1   Basis of preparation

        These consolidated financial statements of Magyar Telekom have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

        The consolidated financial statements are shown in millions of HUF. For the convenience of the reader, the consolidated balance sheet, income statement and cashflow statement for the year 2007 are also presented in millions of U.S. dollars (USD) translated at a rate of HUF 172.61 to USD 1 (the official rate of the National Bank of Hungary at December 31, 2007). These translations are un-audited supplementary information, and are not in compliance with IFRS.

        The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 4.

2.1.1  Standards, amendments and interpretations effective and adopted by the Group in 2007

-IFRS 7	Financial Instruments: Disclosures, and the complementary Amendment to IAS 1—Presentation of Financial Statements—Capital Disclosures. IFRS 7 introduced new disclosures relating to financial instruments. The Group included the additional disclosures required by IFRS 7 in the financial statements.
-IFRIC 8
Scope of IFRS 2. IFRIC 8 requires consideration of transactions involving the issuance of equity instruments—where the identifiable consideration received is less than the fair value of the equity instruments issued—to establish whether or not they fall within the scope of IFRS 2. IFRIC 8 had no impact on the Group's financial statements.
-IFRIC 9
Reassessment of Embedded Derivatives. IFRIC 9 requires an entity to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cashflows that otherwise would be required under the contract, in which case reassessment is required. IFRIC 9 had no impact on the Group's financial statements as the Group has an insignificant amount of contracts, which may have separable embedded derivatives in them.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

-IFRIC 10
Interim Financial Reporting and Impairment. IFRIC 10 prohibits the impairment losses recognized in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date. IFRIC 10 has no effect on annual financial statements, therefore, it had no impact on the Group's present financial statements.
2.1.2 Standards, amendments and interpretations effective in 2007 but not relevant for the Group
-IFRIC 7
Applying the Restatement Approach under IAS 29—Financial Reporting in Hyperinflationary Economies. IFRIC 7 provides guidance on how to apply the requirements of IAS 29 in a reporting period in which an entity identifies the existence of hyperinflation in the economy of its functional currency, when the economy was not hyperinflationary in the prior period.
2.1.3 Standards, amendments and interpretations that are not yet effective and have not been early adopted by the Group
-IFRS 8
Operating Segments. Under IFRS 8, segments are components of an entity regularly reviewed by an entity's chief operating decision-maker. Items are reported based on the internal reporting. IFRS 8 also sets out requirements for related disclosures about products and services, geographical areas and major customers. The Group will adopt IFRS 8 in 2009, which will result in a significant restructuring of the Group's segment disclosure. The Group restructured the way chief operating decision makers will decide on allocation of resources as of January 1, 2008, which is significantly different from the reportable segments of the Group. From 2008, the Group's segments are measured at different earnings level, which is not accepted by IAS 14, the current standard on segment reporting. As no comparatives will be available next to 2008, the Group will not early adopt IFRS 8 in 2008.
-IFRS 2
(amended). In January 2008 the IASB published the amended Standard IFRS 2—Share-based Payment. Main changes and clarifications include references to vesting conditions and cancellations. The changes to IFRS 2 must be applied in periods beginning on or after January 1, 2009. The Group has no significant share based compensations, therefore, we do not expect the amended standard to have a significant effect on the Group when applied.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

-IFRS 3, IAS 27
(amended). In January 2008 the IASB published the amended Standards IFRS 3—Business Combinations and IAS 27—Consolidated and Separate Financial Statements. The major changes compared to the current version of the standards are summarized below:
•
With respect to accounting for non-controlling interest (new term for 'minority interest') an option is added to IFRS 3 to permit an entity to recognize 100% of the goodwill of the acquired entity, not just the acquiring entity's portion of the goodwill ('full goodwill' option) or to measure non-controlling interest at its fair value. This option may be elected on a transaction-by-transaction basis.
•
In a step acquisition, the fair values of the acquired entity's assets and liabilities, including goodwill, are measured on the date when control is obtained. Accordingly, goodwill will be measured as the difference at the acquisition date between the fair value of any investment the business held before the acquisition, the consideration transferred and the net asset acquired.
	•	A partial disposal of an investment in a subsidiary while control is retained is accounted for as an equity transaction with owners, and gain or loss is not recognized.
•
A partial disposal of an investment in a subsidiary that results in loss of control triggers re-measurement of the residual interest to fair value. Any difference between fair value and carrying amount is a gain or loss on the disposal, recognized in profit or loss.
•
Acquisition related costs will be accounted for separately from the business combination, and therefore, recognized as expenses rather than included in goodwill. An acquirer will have to recognize at the acquisition date a liability for any contingent purchase consideration. If the amount of contingent consideration accounted for as a liability changes as a result of a post-acquisition event (such as meeting an earnings target), it will be recognized in accordance with other applicable IFRSs, as appropriate rather than as an adjustment of goodwill.
	•	The revised standards require an entity to attribute their share of losses to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.
•
Effects resulting from an effective settlement of pre-existing relationships (relationships between acquirer and acquiree before the business combination) must not be included in the determination of the consideration.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

•
In contrast to current IFRS 3, the amended version of this standard provides rules for rights that have been granted to the acquiree (e.g. to use its intellectual property) before the business combination and are re-acquired with the business combination.
	•	The revised IFRS 3 brings into scope business combinations involving only mutual entities and business combinations achieved by contracts alone.
•
The revised IAS 27 will require an entity to attribute total comprehensive income to the owners of the parent and to the non-controlling interests (previously "minority interests") even if this results in the non-controlling interests having a deficit balance (the current standard requires the excess losses to be allocated to the owners of the parent in most cases). The revised standard specifies that changes in a parent's ownership interest in a subsidiary that do not result in the loss of control must be accounted for as equity transactions. It also specifies how an entity should measure any gain or loss arising on the loss of control of a subsidiary. At the date when control is lost, any investment retained in the former subsidiary will have to be measured at its fair value.

The amended version of IFRS 3 has to be applied for Business Combinations with effective dates in annual periods beginning on or after July 1, 2009. Early application is allowed but restricted on annual periods beginning on or after June 30, 2007. The changes to IAS 27 must be applied in periods beginning on or after July 1, 2009. Early application is allowed. Early application of any of the two standards requires early application of the other standard, respectively. The Group is currently analyzing the impact the revised standards will have on the financial statements of the Group.
-IAS 23
Borrowing Costs (Revised March 2007). Under the revised IAS 23 an entity shall capitalize borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. The Group will adopt IAS 23 in 2008, but does not expect IAS 23 (revised) to have material impact on Group's accounting policies as it is already the Group's accounting policy to capitalize eligible borrowing costs on qualifying assets.
-IFRIC 11
Interpretation to IFRS 2—Group and Treasury shares transactions. Under IFRS 2 it was not defined exactly how it should be calculated where the employees of a subsidiary received the shares of a parent. IFRIC 11 clarifies that certain types of transactions are accounted for as equity-settled or cash-settled transactions under IFRS 2. It also addresses the accounting for share-based payment transactions involving two or more entities within one group. The Group will apply this Interpretation from January 1, 2008. We do not expect IFRIC 11 to have material impact on the Group's accounts.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

-IFRIC 12
Service Concession Agreements. This interpretation applies to companies that participate in service concession arrangements and provides guidance on the accounting by operators in public-to-private service concession arrangements. The Group will apply this Interpretation from January 1, 2008. We do not expect IFRIC 12 to have material impact on the Group's accounts.
-IFRIC 13
Customer Loyalty programs. This Interpretation addresses accounting by entities that grant loyalty award credits to customers who buy other goods or services. Specifically, it explains how such entities should account for their obligations to provide free or discounted goods or services to customers who redeem award credits. The Group will apply this Interpretation from January 1, 2009. We do not expect that IFRIC 13 may cause material changes in the Group's accounting treatments (see Note 19.2).
-IAS 1
(revised)—Presentation of Financial statements. Revised IAS 1 introduces overall requirements for the presentation of financial statements, guideline for their structure and minimum requirements for their contents. The Group will apply this Interpretation from January 1, 2009. The Group is currently analyzing the potential changes revised IAS 1 may cause in the presentation of the Group's financial statements.
2.1.4 Standards, amendments and interpretations that are not yet effective and not relevant for the Group's operations
-IAS 32
(amended). In February 2008, the IASB amended IAS 32 with respect to the balance sheet classification of puttable financial instruments and obligations arising only on liquidation. As a result of the amendments, some financial instruments that currently meet the definition of a financial liability will be classified as equity. The amendments have detailed criteria for identifying such instruments. The amendments of IAS 32 are applicable for annual periods beginning on or after January 1, 2009. As the Group currently does not have such instruments that would be affected by the amendments, the amendments to the standard are not expected to have any impact on the Group's financial statements.
-IFRIC 14
Interpretation on IAS 19—The Limit on Defined Benefit Assets, Minimum Funding Requirements and their Interaction. IFRIC 14 provides general guidance on how to assess the limit in IAS 19 Employee Benefits on the amount of the surplus that can be recognized as an asset. It also explains how the pensions asset or liability may be affected when there is a statutory or contractual minimum funding requirement. This Interpretation is not applicable to the Group as the Group has no funded defined post-retirement benefit schemes.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.1.5  Changes in disclosures

(a)   Cash and cash equivalents

        In the 2007 financial statements of Magyar Telekom, the bank balances with original maturities over 3 months have been reclassified and now are shown as financial investments as opposed to the disclosure in prior years, when these were disclosed as cash and cash equivalents, which was not in line with the disclosed policies of the Group. Prior year disclosures have been restated accordingly. The reclassification had no impact on equity, net income or EPS.

        The table below shows the impact of the above change in disclosure.

	2005	2006
	(in HUF millions)
Cash
As reported	46,060	77,840
Change	(21,750)	(17,633)

As restated	24,310	60,207
Other financial assets—current
As reported	1,817	2,692
Change	21,750	17,633

As restated	23,567	20,325
Investing cashflows
As reported	(131,566)	(122,259)
Change	(21,750)	4,117

As restated	(153,316)	(118,142)

(b)   Reclassifications in the Cashflow statement

        From 2007, the Group has changed the classification of certain items in the Cashflow statement. The classification in the 2005 and 2006 Cashflow statements have been amended to provide comparable information with the 2007 disclosure. The changes affected the following lines:

  •
  Dividend received: Previously included in investing cashflow, included in operating cashflow from 2007

  •
  Interest received: Previously included in investing cashflow, included in operating cashflow from 2007

  •
  Change in finance lease receivable: Previously included in operating cashflow (change in receivables), included in investing cashflow from 2007 (Proceeds from/(payments for) other financial assets—net)

        IAS 7—Cash Flow Statements allows the disclosure of these items in both the operating and the investing section. The Group decided to change its past practice as we believe that proceeds from interest and dividend are closely related to the income generated by the Group, which the operating cashflow mostly reflects. We believe that it also helps the users of the financial statements to determine the ability of the Group to pay dividends out of operating cashflows. On the other hand, investments in finance leases

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

closely related to the telecommunications operations of the Group, are more similar to regular investments in PPE that are disclosed in the investing section of Cashflow statement than regular receivables that are part of working capital.

        The table below shows the amounts that were reclassified between the operating and the investing cashflows in prior years.

	2005	2006
	(in HUF millions)
Dividend received	1,729	157
Interest received	2,195	2,002
Change in investment in finance leases	—	(18,019)

(c)   Reclassifications between liabilities and provisions

        See Note 19.5 for the details.

2.2   Consolidation

2.2.1  Subsidiaries

        Subsidiaries in which the Group has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies as to obtain benefit from its activities, are consolidated.

        The existence and effect of potential voting rights that are presently exercisable or presently convertible are also considered when assessing whether the Group controls another entity.

        Subsidiaries are consolidated from the date on which control is transferred to the Group, and are no longer consolidated from the date control ceases. The purchase method of accounting is used to account for business combinations. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets and contingent liabilities of the subsidiary acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement (Other income).

        In case of acquisitions where the transaction takes place between companies under common control (i.e. with other Deutsche Telekom group companies), the transaction is recorded at the carrying amounts as recorded in the predecessor's accounts, and any gains, losses or differences between the carrying amount and the sale-purchase price are recognized in retained earnings.

        Inter-company transactions, balances and unrealized gains on transactions between the Magyar Telekom Group companies are eliminated. Accounting policies of subsidiaries have been adjusted to ensure consistency with the policies adopted by the Group.

        Transactions with minority interests are treated as third party transactions. Gains or losses arising on disposals to minority interests are recorded in the income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of the net assets of the subsidiary.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2.2  Associates and joint ventures

        Associates are all entities over which the Group has significant influence but not control, generally embodying in a shareholding of between 20% and 50% of the voting rights. Joint ventures are entities in which the Group has an ownership of 50% with and equivalent external partner holding the other 50% of the voting rights. Investments in associates and joint ventures are accounted for using the equity method of accounting and are initially recognized at cost. The Group's investment in associates and joint ventures includes goodwill identified on acquisition, net of any accumulated impairment loss.

        The Group's share of its associates' and joint ventures' post-acquisition profits or losses is recognized in the income statement (Share of associates' and joint ventures' profits). The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate or joint venture equals or exceeds its interest in the entity, the Group does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

        Unrealized gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group's interest in the entity. Accounting policies of associates and joint ventures have been adjusted where necessary to ensure consistency with the policies adopted by the Group.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        At December 31, 2007 and 2006 the principal operating subsidiaries and associates and joint ventures of the Group were as follows:

	Group interest in capital as at December 31,
Subsidiaries				Activity
	2006	2007
Incorporated in Hungary:
T-Kábel	100.00%	100.00%		Cable TV operator
Dataplex	100.00%	100.00%		IT hardware co-location service provider
T-Online/[origo]	100.00%	100.00	%(a)	Internet service and content provider
Emitel	100.00%	n/a	(a)	Local fixed line telecom service provider
BCN Rendszerház (BCNR)	100.00%	100.00%		System integration and IT services
KFKI-LNX (KFKI)	100.00%	100.00%		System integration and IT services
T-Systems Hungary (TSH)	49.00%	100.00	%(b)	System integration and IT services
Pro-M	100.00%	100.00%		Professional Mobile Radio (PMR) network operator (Note 22 (a))
Incorporated in Macedonia:
Makedonski Telekommunikacii (MakTel)	56.67%	56.67%		Fixed line telecom service provider
T-Mobile Macedonia (T-Mobile MK)	56.67%	56.67%		Cellular telecom service provider
Stonebridge	100.00%	100.00%		Holding company
Incorporated in Montenegro:
Crnogorski Telekom (CT)	76.53%	76.53%		Fixed line telecom service provider
T-Mobile Crna Gora (T-Mobile CG)	76.53%	76.53%		Cellular telecom service provider
Internet Crna Gora (ICG)	76.53%	76.53%		Internet service and content provider
Incorporated in Romania:
Combridge	100.00%	100.00%		Alternative telecommunications service provider
Incorporated in Bulgaria:
Orbitel	100.00%	100.00%		Alternative telecommunications and internet service provider

(a)
In 2007, Magyar Telekom's Extraordinary General Meeting approved the merger of Magyar Telekom Plc., Emitel Zrt. and the internet access business line of T-Online Magyarország Zrt. (T-Online), both of which were 100% subsidiaries of Magyar Telekom Plc. The remaining business lines of T-Online continued as a separate legal entity under the company name "[origo] Zrt.".

(b)
T-Systems Hungary was an associate of the Group until January 2007, when Magyar Telekom acquired an additional 2% share in TSH. In August 2007, TSH had a legal split (spin-off), as a result of which

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  the net assets and the equity of TSH were divided between the owners, after which Magyar Telekom became a 100% owner of the net assets and equity retained in TSH (Note 5.1.2).

	Group interest in capital as at December 31,
Associates/Joint ventures			Activity
	2006	2007
Incorporated in Hungary:
Magyar RTL (M-RTL)	25%	25%	Television broadcast company
IKO-Telekom Media Holding (ITMH)	50%	50%	Media holding company
Hunsat	50%	50%	Satellite telecommunications
T-Systems Hungary (TSH)	49%	n/a (a)	System integration and IT services

(a)
T-Systems Hungary (TSH) became a consolidated subsidiary of the Group in January 2007, when Magyar Telekom acquired an additional 2% share in TSH (Note 5.1.2).

        The Group's interest in the capital of the above subsidiaries, associates and joint ventures equals the voting rights therein.

2.3   Foreign currency translation

2.3.1  Functional and presentation currency

        Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency').

        The consolidated financial statements are presented in millions of HUF, which is the Company's functional and presentation currency.

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

2.3.3  Group companies

        The results and financial position of all of the Group's entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

  •
  For the initial consolidation of foreign subsidiaries acquired, their assets and liabilities at the acquisition date are incorporated into the consolidated financial statements after translating the balances into HUF using the exchange rate prevailing at the date of acquisition. The fair value adjustments resulting from the purchase price allocation and goodwill are accounted for in HUF for acquisitions before March 31, 2004, after which date these adjustments arising on consolidation are accounted for in the functional currency of the subsidiary as required by IAS 21—The Effects of Changes in Foreign Exchange Rates.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  •
  Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet.

  •
  Income statements are translated at average exchange rates.

  •
  All resulting exchange differences are recognized directly in the consolidated equity (Cumulative translation adjustment). When a foreign operation is fully or partially disposed of, exchange differences that were recorded in equity are recognized in the income statement as part of the gain or loss on sale.

2.4   Financial instruments

        Financial assets include, in particular, cash and cash equivalents, trade receivables and other originated loans and receivables, derivatives and other non-derivative financial assets.

        Financial liabilities generally substantiate claims for repayment in cash or another financial asset. In particular, this includes bonds and other securitized liabilities, trade payables, liabilities to banks and related parties, finance lease payables and derivative financial liabilities.

2.4.1  Financial assets

        The Group classifies its financial assets in the following categories:

  (a)
  at fair value through profit or loss

  (b)
  loans and receivables

  (c)
  available-for-sale (AFS)

  (d)
  held-to-maturity

        Finance lease receivables and liabilities meet the criteria of a financial instrument, but these are recognized and measured according to IAS 17—Leases.

        The classification depends on the purpose for which the financial asset was acquired. Management determines the classification of financial assets at their initial recognition.

        Regular way purchases and sales of financial assets are recognized on the trade-date, the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the income statement.

        Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(a)   Financial assets at fair value through profit or loss

        The "financial assets at fair value through profit or loss" measurement category includes the following financial assets:

  •
  Financial assets that are designated as "at fair value through profit or loss" using the fair value option as per IAS 39.

  •
  Financial assets incurred for the purpose of selling immediately or in the near term and thus classified as "held for trading".

  •
  Derivative financial assets are classified as "held for trading." For details please refer to Note 2.4.2./b

        Assets in this category are classified as current assets (Other financial assets).

        'Financial assets at fair value through profit or loss' are subsequently carried at fair value. Gains or losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are recognized in the income statement (Other financial income) in the period in which they arise.

(b)   Loans and receivables

        Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Receivables are included in current assets, except those with maturities over 12 months after the balance sheet date. These are classified as non-current assets.

        The following items are assigned to the "loans and receivables" measurement category.

  •
  cash and cash equivalents

  •
  receivables and loans to third parties

  •
  trade receivables

  •
  employee loans

  •
  other receivables (e.g. interest receivables)

        Loans and receivables are initially recognized at fair value and subsequently carried at amortized cost using the effective interest method.

  Cash and cash equivalents

        Cash and cash equivalents include cash on hand and in banks, and all highly liquid deposits and securities with original maturities of three months or less, and exclude all overdrafts.

  Trade and other receivables

        Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the underlying arrangement. Significant financial

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments as well as historical collections are considered indicators that the trade receivable is impaired.

        If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the income statement (Other operating expenses—Bad debt expense).

        The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and collectively for financial assets that are not individually significant. If no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, Magyar Telekom includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is recognized are not included in a collective assessment of impairment.

        The Group's benchmark policy for collective assessment of impairment is based on the aging of the receivables due to the large number of relatively similar type of customers.

        Individual valuation is carried out for customers under litigation; bankruptcy proceedings and for the total receivables of customers with overdue receivables. Itemized valuation should also be performed in special circumstances, if there is an overdue receivable from any designated customer with different credit risk attributes.

        Receivables from associates and joint ventures and other related parties are not to be impaired.

        When a trade receivable is established to be uncollectible, it is written off against the income statement (Bad debt expense). Subsequent recoveries of amounts previously written off are credited against the same line of the income statement.

        If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor's credit rating), the previously recognized impairment loss shall be reversed by adjusting an allowance account. The reversal shall not result in a carrying amount of the financial asset that exceeds what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed. The amount of the reversal shall be recognized in the income statement.

        Amounts due to, and receivable from, other network operators are shown net where a right of set-off exists and the amounts are settled on a net basis (such as interconnection receivables and payables).

  Employee loans

        Employee loans are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Difference between the nominal value of the loan granted and the initial fair value of the employee loan is recognized as prepaid employee benefits. Interest income on the loan granted calculated by using the effective interest method is recognized as finance income, while the prepaid employee benefits are amortized to Employee related expenses evenly over the term of the loan.

(c)   Available-for-sale financial assets (AFS)

        AFS financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are included in other non current financial assets unless management intends to dispose of the investment within 12 months of the balance sheet date. In this latter case they are included in current assets (Other financial assets).

        The "available-for-sale financial assets" measurement category includes:

  •
  listed equity instruments that are neither fully consolidated nor included using the equity method in the consolidated financial statements

  •
  unlisted equity instruments that are neither fully consolidated nor included using the equity method in the consolidated financial statements

  •
  debt instruments

        AFS financial assets are initially recognized at fair value and also subsequently carried at fair value. The unrealized changes in the fair value of monetary and non-monetary securities classified as available-for-sale financial assets are recognized in equity (Revaluation reserve for AFS financial assets).

        When securities classified as available-for-sale are sold, the fair value adjustments accumulated in equity are recognized in the income statement.

        Interest on available-for-sale securities calculated using the effective interest method is recognized in the income statement (Finance income).

        The Group assesses at each balance sheet date whether there is objective evidence that a financial asset is impaired. There is objective evidence of impairment if as a result of loss events that occurred after the initial recognition of the asset have an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

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

(d)   Held-to-maturity investments

        Held-to-maturity measurement category includes non-derivative financial assets with fixed or determinable payments and fixed maturity that the Group has the positive intention and ability to hold to maturity.

        A typical example of a held-to-maturity investment is a fixed-income security that the Group has acquired with the positive intent and ability to hold to maturity.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.4.2  Financial liabilities

        There are two measurement categories for financial liabilities used by the Group:

  (a)
  Financial liabilities carried at amortized cost

  (b)
  Financial liabilities at fair value through profit or loss

(a)   Financial liabilities carried at amortized cost

        The measurement category for "financial liabilities measured at amortized cost" includes all financial liabilities not classified as "at fair value through profit or loss".

  Loans and other borrowings

        Borrowings are recognized initially at fair value less transaction costs, and subsequently measured at amortized costs using the effective interest rate method. The effective interest is recognized in the income statement (Finance expenses) over the period of the borrowings.

  Trade and other payables

        Trade and other payables (including accruals) are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. The carrying values of trade and other payables approximate their fair values due to their short maturity.

(b)   Financial liabilities at fair value through profit or loss

        Since the Group currently has no intention of measuring non-derivative financial liabilities at fair value, generally derivative financial instruments are assigned to this category.

        The Group does not designate any financial derivatives as hedging instruments. Therefore all financial derivatives are classified as "held for trading".

        Derivatives are initially recognized at fair value on the date a derivative contract is entered into and their fair values are re-measured at subsequent balance sheet dates. Magyar Telekom does not apply hedge accounting for its financial instruments, therefore all gains and losses are recognized in the income statement (Finance income).

        The fair value of derivative financial instruments is included in financial assets or financial liabilities (current or non current).

        According to IAS 39 the Group considers only those contracts as a separable host contract and an embedded derivative, which are denominated neither in the functional currency of either of the contracting parties nor in a currency that is commonly used in contracts to purchase or sell non-financial items in the economic environment in which the transaction takes place (e.g. a relatively stable and liquid currency that is commonly used in local business transactions or external trade). The Group has identified EUR and USD (except Montenegro) as currencies widely used in the Group's operating area.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.5   Inventories

        Inventories are stated at the lower of cost or net realizable value using the historical cost method of accounting, and are valued on a weighted average or FIFO basis.

        Phone sets are often sold for less than cost in connection with promotions to obtain new subscribers with minimum commitment periods (Note 4.6). Such loss on the sale of equipment is only recorded when the sale occurs if the cost of the phone sets is lower than the normal resale value.

2.6   Non current assets held for sale

        Assets held for sale include real estate that is no longer needed for the future operations of the Group, and has been identified for sale, which is expected to take place within 12 months. These assets are accounted for at the lower of carrying value or fair value less cost to sell. Depreciation is discontinued from the date of designation to the held for sale status. When an asset is designated for sale, and the fair value is determined to be lower than the carrying amount, the difference is recognized in the income statement (Depreciation and amortization) as an impairment loss.

2.7   Property, plant and equipment (PPE)

        Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment losses.

        The cost of an item of PPE comprises its purchase price, including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. The initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located is also included in the costs if the obligation incurred can be recognized as a provision according to IAS 37—Provisions, Contingent Liabilities and Contingent Assets.

        Government grants relating to the purchase of PPE are deducted from the original cost of the items and are recognized in the income statement through the reduced amount of depreciation of the related assets over their useful lives. Investment tax credits relating to qualifying investment projects (Note 9.5) are also recognized in this manner.

        Cost in the case of telecommunications equipment comprises of all expenditures including the cabling within customers' premises and interest on related loans.

        Subsequent expenditure on an asset that extends the asset's useful life or functionality is capitalized, while maintenance and repairs are charged to expense when incurred.

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

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The useful lives assigned are as follows:

Years
Buildings	10 - 50
Duct, cable and other outside plant	25 - 38
Other telecommunications equipment	6 - 15
Other equipment	3 - 12

2.8   Intangible assets

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

        Costs associated with the acquisition of long term frequency licenses are capitalized including any related borrowing costs. The useful lives of concessions and licenses are determined based on the underlying agreements and are amortized on a straight line basis over the period from availability of the frequency for commercial use until the end of the initial concession or license term. No renewal periods are considered in the determination of useful life.

        Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets and contingent liabilities of the acquired subsidiary at the date of acquisition. Goodwill is carried at cost less accumulated impairment losses. Impairment testing is carried out on an annual basis for all goodwill in the last quarter of the year based on the carrying values as at September 30 of the year. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

        Other than goodwill, the Group has no intangible assets with indefinite useful life. Intangible assets other than goodwill are amortized over their respective economic useful lives, as indicated below.

Years
Software	3 - 5
Concessions and licenses	8 - 25
Other intangible assets	3 - 10

        In determining whether an asset that incorporates both intangible and tangible elements should be treated under IAS 16—Property, Plant and Equipment or as an intangible asset under IAS 38—Intangible Assets, management uses judgment to assess which element is more significant and recognizes the assets accordingly.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.9   Impairment of PPE and intangible assets

        Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the assets' fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cashflows (cash-generating units—CGUs).

        Goodwill is allocated to cash generating units. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose. Magyar Telekom allocates goodwill to its primary business segments, and conducts the impairment testing at this level, which is the lowest level at which management monitors goodwill. Goodwill is tested for impairment annually or more frequently if circumstances indicate that impairment may have occurred.

        The fair values of investments in subsidiaries listed on active stock exchanges are based on current bid prices. If the market for the shares of subsidiaries is not active or the subsidiaries are not listed and for 100% owned subsidiaries the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cashflow analyses and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs. The fair values determined as described above are used as a basis when establishing the need for an impairment on the goodwill allocated to the cash generating units of the segments. See also Note 4.

        Corporate assets which have the distinctive characteristics of not generating cash inflows independently of other assets or groups of assets are allocated to CGUs based on the ratio of carrying amounts of CGUs.

2.10  Provisions and contingent liabilities

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

        No provision is recognized for contingent liabilities. A contingent liability is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity; or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.11  Treasury stock

        When the Company or its subsidiaries purchase the Company's equity shares, the consideration paid including any attributable incremental external costs are deducted from the Shareholders' equity as Treasury stock until they are re-sold or cancelled. When such shares are subsequently sold, the treasury share balance decreases by the original cost of the shares, thereby increasing the equity, while any gains or losses are also recognized in equity (Retained earnings). Treasury stock transactions are recorded on the transaction date.

2.12  Revenues

2.12.1  Fixed line and mobile telecommunications revenues

        Revenue is primarily derived from services provided to Magyar Telekom's customer subscribers and other third parties using Magyar Telekom's telecommunications network, and equipment sales. Revenues for all services and equipment sales (Note 22) are shown net of VAT, discounts and excluding sales within the Group. Revenue is recognized when the amount of the revenue can be reliably measured, and when it is probable that future economic benefits will flow to the Group and all other specific recognition criteria of IAS18 on the sale of goods and rendering of services are met for the provision of each of the Group's services and sale of goods described below.

        Customer subscriber arrangements typically include an activation fee, equipment sale, subscription fee and monthly charge for the actual airtime used. The Company considers the various elements of these arrangements to be separate earnings processes and classifies the revenue for each of the deliverables into the categories as disclosed in Note 22 using the residual method. These units are identified and separated, since they have value on a standalone basis and are sold not only in a bundle, but separately as well. Therefore the Group recognizes revenues for all of these elements using the residual method that is the amount of consideration allocated to the delivered elements of the arrangements equals the total consideration less the fair value of the undelivered elements.

        Revenues from construction contracts are accounted for using the percentage-of-completion method. The stage of completion is determined on the basis of the costs incurred to date as a proportion of the estimated total costs. Receivables from construction contracts are classified in the balance sheet item as Trade receivables. If the total actual and estimated expenses exceed revenues for a particular contract, the loss is recognized immediately.

        The Group provides customers with narrow and broadband access to its fixed and mobile network. Service revenues are recognized when the services are provided in accordance with contractual terms and conditions. Airtime revenue is recognized based upon minutes of use and contracted fees less credits and adjustments for discounts, while subscription and flat rate revenues are recognized in the period it relates to.

        Revenue and expenses associated with the sale of telecommunications equipment and accessories are recognized when the products are delivered, provided there are no unfulfilled company obligations that affect the customer's final acceptance of the arrangement.

        Advertising revenues are recognized in the period that the advertisements are exhibited.

        Revenues from operating leases are recognized on a straight line basis over the period the services are provided.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Revenues from mobile roaming customers of the Group and other service providers are recognized at the time of the usage, and presented on a gross basis.

        Value added services mostly include SMS, MMS, WAP as well as directory assistance and similar services. Value added services, where the Group does not act as a principal in the transaction, are included in this category on a net basis. Revenues from premium rate services are also included in this category, recognized on a gross basis when the delivery of the service over Magyar Telekom's network is the responsibility of the Group and the Group also bears substantial risks of these services, otherwise presented on a net basis.

        Customers may also purchase public phone cards, prepaid mobile and internet cards which allow those customers to use Magyar Telekom's telecommunications network for a selected amount of time. Customers must pay for such services at the date when the card is purchased. Revenues from the sale of public phone cards, prepaid mobile cards and prepaid internet cards are recognized when used by the customers or when the cards expired with unused traffic.

        Third parties using Magyar Telekom's telecommunications network include roaming customers of other service providers and other telecommunications providers which terminate or transit calls on Magyar Telekom's network. These wholesale (incoming) traffic revenues are recognized in the period of related usage. A proportion of the revenue received is often paid to other operators (interconnect) for the use of their networks, where appropriate. The revenues and costs of these transit calls are stated gross in these consolidated financial statements as the Group is the principal supplier of these services using its own network freely defining the pricing of the services, and recognized in the period of related usage.

2.12.2  System integration and IT revenues

        Contracts for network services, which consist of the installation and operation of communication networks for customers, have an average duration of 2-3 years. Revenues for voice and data services are recognized under such contracts when used by the customer.

        Revenue from outsourcing contracts reflects the extent of actual services delivered in the period in accordance with the terms of the contract. The contracts are analyzed based on the requirements of IFRIC 4—Determining whether an Arrangement contains a Lease, and if they include embedded lease elements, the revenues attributable to these are recognized according to IAS 17—Leases as disclosed in Note 2.17.

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

        Revenue from maintenance services (generally fixed fee per month) is recognized over the contractual period or as the services are provided. Revenue from repairs, which are not part of the maintenance contract, billed on the basis of time and material used is recognized as the services are provided.

        Revenue from hardware sales or sales-type leases is recognized when the risk of ownership is substantially transferred to the customer, provided there are no unfulfilled company obligations that affect

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

the customer's final acceptance of the arrangement. Any costs of these obligations are recognized when the corresponding revenue is recognized.

2.13  Employee benefits

2.13.1  Short term employee benefits

        Short term employee benefits are recognized as a current expense in the period when employees render their services. These include wages, social security contributions, bonuses, paid holidays, discounted telephone bills, meal and holiday contributions and other fringe benefits and the tax charges thereon.

2.13.2  Pensions

        Payments to defined contribution pension and other welfare plans are recognized as an expense in the period in which they are earned by the employees.

        Magyar Telekom does not have significant post-employment defined benefit schemes.

2.13.3  Share based compensation

        Magyar Telekom adopted IFRS 2—Share-based Payment as of January 1, 2005 with retrospective application for those share options that were granted on or after November 7, 2002. The standard requires the Group to reflect in its income statement and balance sheet the effects of share based payment transactions, including expenses associated with transactions in which share options are granted to employees. Accordingly, Magyar Telekom recognizes the costs of services received from its employees in a share based payment transaction when services are received. Magyar Telekom recognizes a corresponding increase in its equity reserves (Reserve for equity settled share based transactions) if the services are received in an equity-settled share based payment transaction. Before the adoption of IFRS 2, the Group did not recognize employee expenses in relation to share based compensations.

        If the services are received in a cash-settled share based payment transaction, the Group recognizes the expense against a liability, re-measured at each balance sheet date.

        Fair values are determined using option pricing models (such as Black-Scholes and Monte Carlo simulation) and other relevant techniques. As Magyar Telekom Plc. is listed and actively traded on the Budapest and New York Stock Exchanges, the share price and its history is readily available as a basis for fair value calculations.

        Bonuses tied to the long term performance of the Magyar Telekom share are recognized in the income statement at their time-proportioned fair value (Note 24) against an accumulating balance in Provisions.

2.13.4  Termination benefits

        Termination benefits are payable whenever an employee's employment is terminated before the nominal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably committed to either terminate the employment of current employees according to a detailed formal plan without the possibility of withdrawal or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.14  Research and Marketing expenses

        Research as well as marketing costs are expensed as incurred.

2.15  Borrowing costs

        To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization is determined by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs capitalized during a period shall not exceed the amount of borrowing costs incurred during that period.

2.16  Income taxes

2.16.1  Corporate income taxes

        Corporate income taxes are payable to the central tax authorities of the countries in which the Group's consolidated entities operate. The basis of the tax is the taxable entities' accounting profit adjusted for non-deductible and non-taxable items. The nominal tax rates and the determination of the tax base vary among the countries in which the Group operates.

2.16.2  Other income taxes

        Other income taxes include certain local and central taxes levied in Hungary on the companies' net margins, determined at a substantially higher level than the corporate tax base, but applying a significantly lower tax rate. These other income taxes are deductible from the corporate tax base.

2.16.3  Deferred taxes

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

        Deferred tax assets are recognized to the extent that it is probable that future taxable profit (or reversing deferred tax liabilities) will be available against which the temporary differences can be utilized.

        Deferred tax is also provided on taxable temporary differences arising on investments in subsidiaries and associates and joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.17  Leases

2.17.1  Operating lease—Group as lessor

        Assets leased to customers under operating leases are included in Property, plant and equipment in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with similar fixed assets. Rental income is recognized on a straight-line basis over the lease term.

2.17.2  Finance lease—Group as lessor

        Leases of assets where Magyar Telekom transfers substantially all the benefits and risks of ownership are recognized and disclosed as revenue against a finance lease receivable. The revenue equals the estimated present value of the future minimum lease payments receivable and any un-guaranteed residual value (net investment in the lease). The cost of the asset sold in a finance lease transaction is recognized at the inception of the lease. If the Group retains continuing involvement in the asset transferred, any gains are deferred and recognized over the period of the lease, while losses are recognized immediately. Each lease receipt is then allocated between the receivable and finance income so as to achieve a constant rate of return on the finance receivable balance outstanding. The interest element of the lease receipt is recognized as Finance income.

2.17.3  Operating lease—Group as lessee

        Costs in respect of operating leases are charged to the income statement on a straight-line basis over the lease term.

2.17.4  Finance lease—Group as lessee

        Leases of property, plant and equipment where Magyar Telekom assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalized at the fair value of the asset or if lower, at the estimated present value of the future minimum lease payments. Each lease payment is allocated between the finance liability and finance charges so as to achieve a constant rate of interest on the outstanding finance balance payable. The finance lease obligations, net of finance charges, are included in the balance sheet (Other financial liabilities). The interest element of the lease payments is charged to the income statement (Finance expense) over the lease period. Property, plant and equipment acquired under finance lease contracts are depreciated over the shorter of the lease term or the useful life of the asset.

2.17.5  Sale and leaseback transactions

        Sale and leaseback transactions involve the sale of an asset by Magyar Telekom and the leasing of the same asset or part of it back to Magyar Telekom. When sale and leaseback transactions qualify as finance leases any gain on the sale is deferred and recognized in the income statement over the lease term through lower depreciation expense. If the leaseback qualifies as an operating lease, any gains or losses on the sale are recognized in the income statement at the time of the sale (Other operating income), while the lease payments are recognized in the income statement (Other operating expenses) on a straight line basis over the period of the lease.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.18  Earnings per share

        Basic earnings per share is calculated by dividing profit attributable to the equity holders of the Company for the period by the weighted average number of common stocks outstanding. Diluted earnings per share is calculated considering the weighted average number of diluting share options in addition to the number of common stocks outstanding.

2.19  Dividends

        Dividends payable to the Company's shareholders and to minority shareholders of the subsidiaries are recorded as a liability and debited against equity (Retained earnings or Minority interests) in the Group's financial statements in the period in which the dividends are approved by the shareholders.

2.20  Segment reporting

        Magyar Telekom determines segments primarily based on products and services that are subject to risks and returns that are different from those of other businesses. The primary segments are based on the business lines of the Group. Before 2007, Magyar Telekom had two business segments, Fixed line and Mobile. From January 1, 2007, Magyar Telekom split up its fixed line segment to T-Com, T-Systems and Group Headquarters and Shared services. Prior period comparative information was restated accordingly. The Mobile segment remained substantially unchanged.

        The Company's secondary format for reporting segment information is geographical.

2.21  Comparative information

        In order to maintain consistency with the current year presentation, certain items have been reclassified for comparative purposes, including the structure of the financial statements.

3    FINANCIAL RISK MANAGEMENT

3.1   Financial risk factors

        Magyar Telekom is exposed in particular to risks from movements in exchange rates, interest rates, and market prices that affect its assets and liabilities. Financial risk management aims to limit these risks through ongoing operational and finance activities. Selected derivative and non-derivative hedging instruments are used for this purpose, depending on the risk assessment. However, Magyar Telekom only hedges the risks that affect the Group's cash flow. Derivatives are exclusively used as hedging instruments, i.e., not for trading or other speculative purposes. To reduce the counterparty risk, hedging transactions are generally only concluded with leading Hungarian financial institutions. Nevertheless, hedge accounting is not applied to such transactions, considering that the criteria in IAS 39 are not met.

        The fundamentals of Magyar Telekom's financing strategy are established each year by the Board of Directors. The Group's policy is to borrow centrally using a balanced combination of medium term and short term loans, and fixed and floating interest rates on those loans. The Board of Directors has approved two debt protection ratio limits, and monitors their fulfilment annually. At the end of 2006 and 2007 Magyar Telekom fulfilled both criteria, with Total Debt to EBITDA ratio of 1.21 in 2006, 1.56 in 2007 (max 2.5) and EBITDA to Interest Expense ratio of 10.18 in 2006, 8.14 in 2007 (min 3.0). The Board of Directors approves further limits in order to decrease risk exposures, these limits are monitored by the

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3    FINANCIAL RISK MANAGEMENT (Continued)

Chief Financial Officer monthly. The Group Treasury is responsible for implementing the finance policy and for ongoing risk management. The details of FX, liquidity and counterparty risk management guidelines are determined and monitored by the Group Treasurer continuously.

3.1.1  Market risk

        Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: currency risk, interest rate risk and other price risk.

        Magyar Telekom is exposed to interest and foreign exchange rate risk associated with its debt and anticipated transactions. As the vast majority of the revenues and expenses of the Hungarian entities arise in HUF, the functional currency of Magyar Telekom is HUF, and as a result, Magyar Telekom's objective is to minimize the level of its financial risk in HUF terms.

        For the presentation of market risks, IFRS 7 requires sensitivity analyses that show the effects of hypothetical changes of relevant risk variables on profit or loss and shareholders' equity. The periodic effects are determined by relating the hypothetical changes in the risk variables to the balance of financial instruments at the balance sheet date. The balance at the balance sheet date is representative for the year as a whole.

(a)   Foreign currency risk

        The National Bank of Hungary lifted the devaluation of the Hungarian Forint against the Euro in October 2001, after widening the intervention band from +/-2.25% to +/-15% as of May 4, 2001. The introduction of this foreign exchange regulation increased the foreign exchange risk of the Group significantly. In order to mitigate this increased risk, Magyar Telekom minimized its foreign currency borrowings in 2002 and 2003. From 2004, Magyar Telekom is having insignificant amount of foreign currency denominated debts.

        Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Currency risks arise on account of financial instruments being denominated in a currency that is not the functional currency; differences resulting from the translation of financial statements into the Group's presentation currency are not taken into consideration. Relevant risk variables are generally all non-functional currencies in which Magyar Telekom has financial instruments.

        The foreign exchange exposure of Magyar Telekom is mostly related to (i) holding foreign currency cash balances in its subsidiaries in the Southern and Eastern Europe region, and (ii) operating activities through revenues from and payments to international telecommunications carriers as well as capital expenditure contracted with vendors in foreign currency.

        The currency sensitivity analysis is based on the following assumptions (at spot rate):

        At the Company, major non-derivative monetary financial instruments (liquid assets, receivables, debt instruments held, interest-bearing liabilities, finance lease liabilities, non-interest-bearing liabilities) are either directly denominated in the functional currency or in line with currency hedging policy the effects of exchange rate moves offset each other. Exchange rate fluctuations therefore have no significant effects on profit or loss, or shareholders' equity.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3    FINANCIAL RISK MANAGEMENT (Continued)

        In line with currency hedging policy, Magyar Telekom holds significant amounts of EUR and USD on its bank accounts. The necessary amount is determined by the balance of trade payables and trade receivables in order to hedge the currency risk arising in connection with those liabilities. Exchange rate fluctuations therefore have no significant effect on profit or loss, or equity.

        The Group's Macedonian subsidiaries' accumulated cash is partially deposited in EUR and USD linked deposits. The amount of accumulated cash in MKD, EUR and USD in the Macedonian subsidiaries is higher than the trade payables in MKD, EUR and USD of these companies. Compared to the spot FX rate as of December 31, 2006, a 1% weakening of HUF against MKD, EUR and USD would have caused (ceteris paribus) approx. HUF 261 million gain in this net balance. This gain would have amounted to HUF 501 million in 2007. In both years the same respective amount of loss would have been caused in case of a 1% HUF strengthening against MKD, EUR and USD.

        Magyar Telekom occasionally enters into derivative contracts for risk reduction purposes. These foreign currency forward contracts are taken to reduce the exchange rate risk related to the foreign exchange denominated payment obligations or receivables.

        The fair value of the open short term forward positions was HUF 378 million as of December 31, 2006, while HUF -106 million as of December 31, 2007. These positions were opened to hedge the FX risks of the dividend to be received from Macedonia.

        Compared to the FX rate as of December 31, 2006, a 1% weakening of HUF against EUR would have caused (ceteris paribus) approx. HUF 121 million loss in fair value of the open short forward position. Such a loss would have amounted to HUF 174 million in 2007. In both years same respective amount of gain would have been caused in case of a 1% HUF strengthening against EUR.

        As a result of the recently (in 2008) introduced free-float of the HUF, more than one percent fluctuation of the HUF against the EUR, and due also to the volatile fluctuation of the EUR against the USD, more than one percent even a 5% fluctuation is possible according to management's estimations.

(b)   Interest rate risk

        Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

        Magyar Telekom is exposed to financial market risk primarily through interest rate fluctuations. This is due to the fact that changing HUF interest rates affect the fair value of fixed rate debts and also affect the cash outflow through the variable rate debts. By the end of 2003, Magyar Telekom managed to convert almost its entire remaining foreign exchange debt portfolio to HUF, thereby the debt portfolio is only exposed to HUF interest rate fluctuations. To control interest rate risk, a combination of fixed and floating rate debt is used within the HUF portfolio. The fixed rate HUF debt to total HUF debt ratio was 60.52% as of December 31, 2006 and 58.88% as of December 31, 2007.

        Changes in the market interest rates of non-derivative financial instruments with fixed interest rates only affect income if these are measured at their fair value. As such, all financial instruments with fixed interest rates that are carried at amortized cost are not subject to cash flow interest rate risk.

        Changes in the market interest rate of interest rate derivatives (interest rate swaps, cross-currency swaps) that are not part of a hedging relationship as set out in IAS 39 affect financial income or expense

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3    FINANCIAL RISK MANAGEMENT (Continued)

(net gain/loss from re-measurement of the financial assets to fair value) and are therefore taken into consideration in the income-related sensitivity calculations.

        Changes in market interest rates affect the interest income or expense of non-derivative variable-interest financial instruments, the interest payments of which are not designated as hedged items of cash flow hedges against interest rate risks. Given, that Magyar Telekom had HUF 121 billion floating rate debt as of December 31, 2006, a one percentage point rise in market interest rate would have caused (ceteris paribus) the interest payment to increase by approx. HUF 1.2 billion annually, while a similar decrease would cause the same decrease in interest payments. As the floating rate debt as of December 31, 2007 amounted to HUF 150 billion, in 2007, the interest payment increase would be HUF 1.5 billion annually.

        Macedonian subsidiaries of Magyar Telekom had a HUF 57.1 billion deposit as of December 31, 2006, a one percentage point rise in market interest rate would have caused (ceteris paribus) the interest received to increase by approx. HUF 571 million annually, while similar decrease would have caused the same decrease in interest received. The amount of deposits is HUF 75.8 billion as of December 31, 2007, therefore a one percentage point rise in market interest rate would have caused (ceteris paribus) the interest received to increase by approx. HUF 758 million annually.

        Montenegrin subsidiaries of Magyar Telekom had HUF 14 billion deposit as of December 31, 2006, a one percentage point rise in market interest rate would have caused (ceteris paribus) the interest received to increase by approx. HUF 140 million annually, while similar decrease would have caused the same decrease in interest received. The amount of deposits is HUF 19 billion as of December 31, 2007, therefore a one percentage point rise in market interest rate would have caused (ceteris paribus) the interest received to increase by approx. HUF 190 million annually.

        The Group has insignificant amounts of HUF deposits, therefore, the change in interest rates would have a very minimum impact on the Group's financial statements.

        As a result of the volatile international capital and securities markets, a higher fluctuation of the interest rates is also possible according to management's estimations, the exposure to which is mitigated by the balanced portfolio of fixed and variable interest rate borrowings (see above).

(c)   Other price risk

        As of December 31, 2006 and 2007, Magyar Telekom did not hold any material investments, which could be affected by risk variables such as stock exchange prices or other indices.

3.1.2  Credit risk

        Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

        The maximum exposure to credit risk is partly represented by the carrying amounts of the financial assets that are carried in the balance sheet. No significant agreements reducing the maximum exposure to credit risk had been concluded as of the reporting date.

        Cash and cash equivalents held by the Hungarian members of the Group are primarily denominated in HUF and concentrations of credit risk are limited as Magyar Telekom places its cash with substantial credit institutions. Further, excess HUF cash is used for repayment of the HUF denominated loans and borrowings, therefore, the credit risk related to HUF cash is very limited.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3    FINANCIAL RISK MANAGEMENT (Continued)

        Cash and cash equivalents held by the Macedonian subsidiaries are denominated in MKD, EUR and in USD, while the Montenegrin subsidiaries possess cash, cash equivalents and term deposits primarily denominated in EUR. Cash and cash equivalents deposited in these countries runs higher counterparty risk, due to the small amount of internationally substantial financial institutions in those countries. However part of the investments in Montenegro (EUR 7.5 million as at December 31, 2007) is covered with bank guarantees issued by international financial institutions. Significant further guarantees were obtained in 2008 (in an amount of EUR 52.2 million). Credit risk related to bank deposits is limited by the diversification of the cash balances among several independent credit institutions determinant on the local market.

        Concentrations of credit risk relating to trade receivables are limited due to the large number of customers comprising Magyar Telekom's customer base and their dispersion across many different industries and geographic areas.

        The following table represents Magyar Telekom's exposure to credit risk in 2006 and 2007.

	At December 31,
	2006	2007
	(in HUF millions)
Bank deposits	77,840	105,719
Trade receivables	89,149	95,478
Trade receivables over one year	586	619
Employee loans	5,014	4,610
Derivative financial instruments	378	57
Loans to third parties	—	1,334
Financial assets available for sale	458	690
Other current financial assets	482	636
Other non-current financial asset	2,280	841

	176,187	209,984

        The following table contains the amount of trade receivables broken down by segments.

Trade receivables

	At December 31,
	2006	2007
	(in HUF millions)
T-Com	35,145	33,399
T-Mobile	41,999	49,172
T-Systems	11,965	12,194
Headquarters	40	713

	89,149	95,478

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3    FINANCIAL RISK MANAGEMENT (Continued)

        T-Systems has primarily large business customers, while T-Com and T-Mobile have a combination of business and residential customers. There's no significant difference between the recoverability of the segments' receivables.

        There are varying credibility check/rating practices applied across the members of the Group. The majority of the customers are located in Hungary and served by the Company. For these customers the Company follows the following practice. Credibility check/rating for T-Com and T-Systems customers at the time of the service request is carried out by the Debt Management Office based on the internal database of risky installation locations regulated by an internal directive. Dunning procedures are run automatically by the billing systems including reminder letters, telephone calls, pseudo disconnections, termination letters and disconnections. We apply varying reminder procedures to the different customer groups in which varying deadlines and minimum overdue amounts are applied. After the termination of the contract internal tools, legal proceedings and external partners are involved in the collection procedure. For T-Mobile customers, at service request an internal rating is conducted by the sales representative involving a customer check in the common database of debtors of the Hungarian mobile operators. Reminder procedures run automatically by the billing system including reminder letters, SMSs, telephone calls and disconnections. After disconnection, legal proceedings and external partners are involved in the collection procedure regulated by an internal directive.

        In addition, Magyar Telekom is exposed to an additional risk that arises from the possible drawdown of guarantees in a nominal amount of HUF 16.4 billion (2006: HUF 15.7 billion). These guarantees were issued by Hungarian banks on behalf of Magyar Telekom as collaterals to secure the fulfillment of the Group's certain contractual obligations.

3.1.3  Liquidity risk

        Liquidity risk is the risk that an entity may encounter difficulty in meeting obligations associated with financial liabilities.

        Prudent liquidity risk management implies maintaining sufficient cash, cash equivalents and term deposits as well as available funding through adequate amount of committed credit lines. The Group Treasury's management aims at maintaining flexibility in funding by keeping committed credit lines available. The available free credit line amounted to HUF 90.4 billion (in 2006) and HUF 48.4 billion (in 2007), and the Company also had in 2006 HUF 13.2 billion and in 2007 HUF 14.4 billion uncommitted credit lines from several Hungarian Banks. In addition to the above, Deutsche Telekom confirmed its readiness to finance Magyar Telekom Group's budgeted financing needs until the end of June 2009. Despite the fact that this has not been formulized in a contract, it can be considered as a "quasi shelf facility".

        The average maturity of Magyar Telekom's debt portfolio was 2.45 years in 2006, while 2.58 years in 2007, both of which are in line with the predefined liquidity management limit range of keeping the average maturity of the debt portfolio between 2 and 3 years.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3    FINANCIAL RISK MANAGEMENT (Continued)

        The following two tables summarize the maturity structure of Magyar Telekom's financial liabilities as of December 31, 2006 and 2007.

December 31, 2006	Total	within 1 year	1 to 5 years	after 5 years
	(in HUF millions)
Trade	81,392	81,392	—	—
Dividend payable	76,165	76,165	—	—
Financial liabilities to related parties	306,714	92,128	153,915	60,671
Bank loans	54,567	31,986	22,581	—
Finance lease liabilities	4,312	785	2,662	865
Nonconvertible bonds and debentures	194	71	—	123
Other current financial liabilities	1,776	1,776	—	—
Other non current financial liabilities	6,405	—	6,405	—

Other financial liabilities	67,254	34,618	31,648	988

Financial liabilities	531,525	284,303	185,563	61,659

Open forward positions' gross cash flows
Gross cash outflow in HUF million	12,514	12,514	—	—
Gross cash inflow in EUR million	48	48	—	—

December 31, 2007	Total	within 1 year	1 to 5 years	after 5 years
	(in HUF millions)
Trade payables	87,989	87,989	—	—
Dividend payable	151	151	—	—
Financial liabilities to related parties	343,997	41,290	266,219	36,488
Bank loans	101,253	43,292	57,865	96
Finance lease liabilities	5,269	1,146	3,149	974
Nonconvertible bonds and debentures	194	71	—	123
Other current financial liabilities	1,532	1,532	—	—
Other non current financial liabilities	3,827	—	3,827	—

Other financial liabilities	112,075	46,041	64,841	1,193

Financial liabilities	544,212	175,471	331,060	37,681

Open forward positions' gross cash flows
Gross cash outflow in HUF million	17,500	17,500	—	—
Gross cash inflow in EUR million	69	69	—	—

        The variable interest payments arising from the financial instruments were calculated using the last interest rates fixed before finalization of this disclosure (February 26, 2008).

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3    FINANCIAL RISK MANAGEMENT (Continued)

3.2   Capital risk management

        The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

        In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by Equity (including Minority interest) and net debt. Net debt is calculated as:

  •
  Current and non current financial liabilities to related parties (without accrued interest)—Note 16

  •
  plus Other current and non current financial liabilities (without accrued interest)—Note 17

  •
  less Cash and cash equivalents—Note 6

  •
  less Other current financial assets—Note 8.1.

        During 2007, the Group's strategy, which was unchanged from 2006, was to maintain a gearing ratio within 30% to 40%. The gearing ratio at December 31, 2007 was 31.0% (2006: 27.8%). The increase in the gearing ratio during 2007 resulted from the delay of dividend payments after 2005 financials (paid only in 2007 instead of 2006) as a result of the delay of the approval of the 2005 financial statements due to the on-going investigation (Note 1.2).

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

4.1   Useful lives of assets

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

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4    CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Continued)

4.2   Estimated impairment of goodwill

        Goodwill is no longer amortized, but tested for impairment annually or more frequently. As all of our subsidiaries are either not listed on stock exchanges or there is no active market for their shares, the recoverable amounts of the business units and reportable segments are calculated based on fair value determined by the discounted projected cashflows of these units over the next ten years with a terminal value. This is highly judgmental, which carries the inherent risk of arriving at materially different fair values if estimates used in the calculations would prove to be inappropriate. The Group has an implemented policy to make the impairment test based on a 10-year cashflow projection on reasonable and supportable assumptions that present the management's best estimate on market participants' assumptions and expectations considering recent similar transactions and industry benchmarks. In the 2007 calculations, Magyar Telekom used a weighted average cost of capital before tax (WACC before tax) of 10.41% to 13.41% depending on the country of operations and the sub-sector of telecommunications. Perpetual growth rate estimates range between -1% and +2% also depending on the country of operations and the sub-sector of telecommunications. The WACC was determined based on CAPM (capital asset pricing model) using the average betas of the peer group, 10 year zero coupon yields and the debt ratio between 24.56% and 35.78%, which is in line with the usual indebtedness of listed peer telecommunications companies, while the perpetual growth rates used are in line with the long-term average growth rate for the telecommunications sector.

        For the T-Com segment CGU (including T-Com Hungary, MakTel Company and Crnogorski Telekom, etc.), we used a WACC before tax of 11.50% and perpetual growth rate of 0.8%. For the T-Systems CGU (including the T-Systems business line of the Company, KFKI group, BCN group, etc.) , WACC before tax of 13.41% and perpetual growth rate of 1.0% were applied. For the T-Mobile segment (including T-Mobile Hungary, Pro-M, T-Mobile Macedonia, T-Mobile Crna Gora), we used a WACC before tax of 12.44% and perpetual growth rate of 1.9%.

        If Magyar Telekom had used a WACC of 16% (an increase of 4.5%) and an unchanged perpetual growth rate compared to the current calculations after the ten year projected period in the same CGU, it would have resulted in an impairment charge of approximately HUF 4,594 million. Any further increase in the WACC or a negative growth rate applied would have resulted in further amounts of impairment, initially related to goodwill allocated to the T-COM segment.

4.3   Estimated impairment of property, plant and equipment, and intangibles

        We assess the impairment of identifiable property, plant, equipment and intangibles whenever there is a reason to believe that the carrying value may materially exceed the recoverable amount and where impairment in value is anticipated. The calculations of recoverable amounts are primarily determined by value in use calculations, which use a broad range of estimates and factors affecting those. Among others, we typically consider future revenues and expenses, technological obsolescence, discontinuance of services and other changes in circumstances that may indicate impairment. If impairment is identified using the value in use calculations, we also determine the fair value less cost to sell (if determinable), to calculate the exact amount of impairment to be charged. As this exercise is highly judgmental, the amount of potential impairment may be significantly different from that of the result of these calculations.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4    CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Continued)

4.4   Estimated impairment of trade and other receivables

        We calculate impairment for doubtful accounts based on estimated losses resulting from the inability of our customers to make required payments. For the largest customers and other telecommunications service providers, impairment is calculated on an individual basis, while for other customers it is estimated on a portfolio basis, for which we base our estimate on the aging of our account receivables balance and our historical write-off experience, customer credit-worthiness and changes in our customer payment terms. These factors are reviewed periodically, and changes are made to the calculations when necessary. In addition, we consider also the nature of the business (residential, business, fixed line, mobile, internet, cable TV, etc.) and the environment in which the Group's entities operate in the various markets. The estimates also involve assumptions about future customer behavior and the resulting future cash collections. If the financial condition of our customers were to deteriorate, actual write-offs of currently existing receivables may be higher than expected and may exceed the level of the impairment losses recognized so far.

4.5   Provisions

        Provisions in general are highly judgmental, especially in the cases of legal disputes. The Group assesses the probability of an adverse event as a result of a past event and if the probability is evaluated to be more than fifty percent, the Group fully provides for the total amount of the estimated liability. The assessment of the probability is highly judgmental, as—for example—in Hungary there are very few cases where the appealed NCA decisions have been finally concluded by the Supreme Court. Further, in Macedonia, there is also a lack of sufficient history for CPC decisions appealed against at the Administrative Court.

4.6   Subscriber acquisition costs

        Subscriber acquisition costs primarily include the loss on the equipment sales (revenues and costs disclosed separately) and fees paid to subcontractors that act as agents to acquire new customers. The Group's agents spend a portion of their agent fees for marketing the Group's products. A part of the Group's marketing costs could also be considered as subscriber acquisition cost. The up-front fees collected from customers for activation or connection are marginal compared to the costs. These revenues, costs and losses are recognized when the customer is connected to the Group's fixed or mobile networks. No such costs or revenues are deferred. These acquisition costs (losses) are recognized immediately as they are not accurately separable from other marketing costs and there is no guarantee of recovering these subsidies from the future revenue generated from the customers. Among these costs, net equipment losses of the Group amounted to HUF 15,932 million, while agent fees amounted to HUF 8,399 million in 2007.

5    BUSINESS COMBINATIONS

5.1   Acquisitions in 2007

5.1.1  MobilPress

        In December 2006, Magyar Telekom agreed to acquire a 100% stake in MobilPress for HUF 600 million plus the dividend to be declared for 2006 (max. HUF 50 million). The transaction was subject to the approval of the Hungarian Competition Authority. The transaction was closed on January 25, 2007, and MobilPress has been consolidated since that date, included in the T-Com segment,

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5    BUSINESS COMBINATIONS (Continued)

while the goodwill is disclosed in the T-Mobile segment. MobilPress is one of the major Hungarian mobile content providers and manages, among others, the t-zones portal, with revenues of approx. HUF 1.5 billion in 2006.

        The carrying values of MobilPress's net assets at acquisition as well as the consideration paid are disclosed in the table below. The Group has estimated the fair values of the net assets acquired to equal their carrying values.

Carrying values
(in HUF millions)
Purchase price of ownership acquired	600
Additional purchase price	50

Consideration paid	650
Net assets acquired	93

Goodwill	557
Net assets acquired:
Cash	64
Receivables	266
Non current assets	56
Trade and other payables	(285)
Short term borrowings	(2)
Non current liabilities	(6)

93

        The total purchase price was paid in 2007.

5.1.2  T-Systems Hungary (TSH)

        In December 2006, the Company signed a sale-purchase agreement to acquire an additional 2% ownership in TSH effective from January 1, 2007 for a purchase price of HUF 60 million. TSH had been an associate of the Group since September 2004, with the majority owner being another Deutsche Telekom Group member. As the transaction took place between entities under common control, the acquisition was accounted for at cost. The carrying values of TSH's net assets at acquisition as well as the consideration

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5    BUSINESS COMBINATIONS (Continued)

paid are disclosed in the table below. TSH has been a consolidated subsidiary of the Group since January 1, 2007 included in the T-Systems segment.

Carrying values
(in HUF millions)
Purchase price of ownership acquired	60
Carrying value of TSH as an associate	1,540
Associate goodwill	149

Consideration paid	1,749
Net assets acquired	1,752

Excess (recognized in equity)	3
Net assets acquired:
Cash	421
Trade receivables	5,888
Inventory	146
Other assets	468
Property, plant and equipment	925
Intangible assets	3,202
Trade payables	(3,471)
Other financial liabilities	(4,258)
Provisions	(179)

Total net assets	3,142
Less: Minority interest	(1,539)
Associate goodwill transferred to goodwill	149

1,752

5.2   Acquisitions in 2006

5.2.1  Orbitel

        On November 29, 2005 Magyar Telekom concluded an agreement to acquire a 100% stake in Orbitel for EUR 7.85 million (HUF 1,944 million). Orbitel is a Bulgarian alternative telecommunications and internet service provider offering countrywide voice and data services to the business community utilizing IP technology. In 2005, the company generated revenues of EUR 11.5 million. Orbitel has been consolidated from the date of the financial closing, February 3, 2006, and is included in the T-Com segment.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5    BUSINESS COMBINATIONS (Continued)

        The carrying values and the fair values of Orbitel's net assets at acquisition as well as the consideration paid are disclosed in the table below.

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

5.2.2  Dataplex

        On December 12, 2005 Magyar Telekom agreed to acquire a 100% stake in Dataplex Kft. for HUF 5.1 billion. Dataplex is a major player in the Hungarian IT hardware co-location market with revenues of around HUF 1.3 billion in 2005. The financial closing of the transaction took place following the approval by the Hungarian Competition Authority, on April 5, 2006, from which date Dataplex has been consolidated in the T-Com segment of the Group.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5    BUSINESS COMBINATIONS (Continued)

        The carrying values and the fair values of Dataplex's net assets at acquisition as well as the consideration paid are disclosed in the table below.

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

5.2.3  KFKI Group

        In June 2006 Magyar Telekom signed a share purchase agreement to acquire the 100% ownership of KFKI-LNX Zrt., one of the leading Hungarian IT companies for a purchase price of HUF 8.2 billion plus an optional earn-out payment of HUF 1.5 billion dependent on the 2006 financial performance. The acquisition was closed on September 15, 2006, from which date KFKI Group has been consolidated in the T-Systems segment of the Group. In 2005, KFKI Group's revenues amounted to approximately HUF 17 billion. KFKI-LNX has two 100% owned subsidiaries, ICON and IQSYS.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5    BUSINESS COMBINATIONS (Continued)

        The carrying values and the fair values of KFKI Group's net assets at acquisition as well as the consideration paid are disclosed in the table below.

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

        The HUF 1,500 million additional purchase price conditional upon the 2006 results was deposited in 2006 and paid in 2007.

5.2.4  iWiW, Adnetwork, MFactory

        In April 2006, Magyar Telekom acquired the 100% ownership of iWiW Kft, the leading Hungarian online social network, for a purchase price of HUF 1.1 billion. iWiW ('who is who') operates the only online social network for existing friendships and relationships with more than half a million registered members at the time of the acquisition, which made it the fourth most visited web page in Hungary. In 2005 iWiW generated revenues of HUF 5 million.

        In May 2006, Magyar Telekom acquired the 100% ownership of Adnetwork Kft, the leading Hungarian online advertisement network for an initial purchase price of HUF 168 million and additional price of HUF 10 million. Adnetwork was established in 2005 and generated revenues of HUF 28 million in 2005.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5    BUSINESS COMBINATIONS (Continued)

        The above companies have been consolidated in the T-Com segment of the Group from the dates control was taken over by the Group.

        In December 2006, Magyar Telekom acquired a 75.05% stake in MFactory, one of the leading Hungarian mobile content producers and aggregators for HUF 469 million. In addition, the Company also has an option to increase its stake in MFactory to 100% from 2009, while MFactory's minority owners have a put option for their shares. The Group considers this combination of the options to be of a liability nature (in an amount of HUF 166 million), therefore MFactory is consolidated as a 100% subsidiary in the T-Com segment of the Group, while the initial goodwill arising on the business combination is allocated to the T-Mobile segment. MFactory's revenues amounted to HUF 190 million in 2006.

        The fair values of the net assets of iWiW equal their carrying values. Due their immaterial size, the fair values of Adnetwork's and MFactory's net assets were estimated to equal their fair values. The carrying values of the net assets of the above companies acquired in individually immaterial business combinations are disclosed in their aggregate amounts in the table below.

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

83

5.2.5  MakTel—own shares

        In June 2006, MakTel acquired 10% of its own shares at a public auction held by the Macedonian Government (the minority owner) for EUR 60.9 million (HUF 16,579 million including additional costs). Following the share repurchase transaction, Magyar Telekom's voting rights in MakTel increased from 51.0% to 56.7%, while the Macedonian Government's share of ownership fell to 36.8%, with the rest of the shares owned by smaller minority shareholders. The difference between the purchase price of the shares and the decrease in the minority interests was recognized as goodwill in an amount of HUF 1,724 million, all allocated to the T-Mobile segment.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5    BUSINESS COMBINATIONS (Continued)

5.3   Acquisitions in 2005

5.3.1  Crnogorski Telekom (CT)

        In 2005, the Company acquired a 76.53% stake in CT in the course of the privatization tender. The purchase price of the stake was EUR 140.5 million. From this purchase price, Magyar Telekom paid EUR 114.0 million for a stake of 51.12% to the Government of Montenegro and EUR 22.9 million for a stake of 21.92% to minority shareholders. For the remaining 3.49% Magyar Telekom paid EUR 3.6 million through a public offering. CT owns 100% of the share capital of T-Mobile CG, the second Montenegrin mobile company, 100% of the share capital of Internet Crna Gora, and 51% of the share capital of Montenegrocard. The total cost of the acquisition was HUF 35,927 million including directly related expenses.

        CT and its subsidiaries have been consolidated since March 31, 2005.

        The fair value of the net assets acquired and the consideration paid for the acquisition is disclosed in the table below.

	Total	Net assets included in the T-Com segment on first consolidation	Net assets included in the T-Mobile segment on first consolidation
	(in HUF millions)
Purchase price of ownership acquired	34,954
Additional costs directly attributable to the business combination	973

Consideration paid	35,927
Fair value of net assets acquired	30,805

Goodwill	5,122	—	5,122
Fair value of net assets acquired:
Cash	1,866	—	—
Receivables	7,678	6,442	1,236
Income tax receivable	339	—	—
Inventory	609	426	183
Property, plant and equipment	28,687	22,495	6,192
Intangible assets	9,958	3,700	6,258
Other non current assets	1,080	1,080	—
Trade and other payables	(3,917)	(3,148)	(769)
Loans and other borrowings	(3,290)	—	—
Provisions	(1,951)	(1,914)	(37)
Net deferred tax liability	(807)	—	—

	40,252	29,081	13,063
Minority interests	(9,447)

Total	30,805

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5    BUSINESS COMBINATIONS (Continued)

        The goodwill arising on this acquisition partly represents the assembled workforce that can not be recognized as a separable asset. Further, the customer values recognized only represent the customers existing on the acquisition date, while the majority of the goodwill represents the value of customers to be acquired from the acquisition date.

5.4   Pro forma information on business combinations

        The following pro forma information shows the most important financial data of the Group, including the subsidiaries acquired as if they had been consolidated at the beginning of the financial year in which the acquisition was made, and also how much the business combinations contributed to the reported figures since the acquisition date.

	2005	2006	2007
	(in HUF millions)
Revenues
Reported	615,054	671,196	676,661
Pro forma—if consolidated from beginning of year	620,376	684,099	676,661
Current year contribution since date of business combination in the year of acquisition	20,521	12,465	4,969
Net income
Reported	78,415	75,453	60,155
Pro forma—if consolidated from beginning of year	78,049	76,267	60,155
Current year contribution since date of business combination in the year of acquisition	1,364	191	(1,812)

5.5   Disposals of subsidiaries

        In 2007 the Group sold the total of its 51% ownership in Montenegrocard. In 2006 the Company sold the total of its 72% ownership in Cardnet.

6    CASH AND CASH EQUIVALENTS

	At December 31,
	2006	2007
	(in HUF millions)
Cash on hand	1,556	1,487
Cash in banks and other cash equivalents	58,651	46,179

	60,207	47,666

        See also note 2.1.5.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7    TRADE AND OTHER RECEIVABLES

	At December 31,
	2006	2007
	(in HUF millions)
Trade receivables from third parties	80,387	88,588
Receivables from Deutsche Telekom Group companies	7,991	6,878
Receivables from associates and joint ventures	771	12

Trade receivables	89,149	95,478
Prepayments and advance payments	4,329	4,674
Other taxes receivable	3,318	1,204
Other	5,594	2,220

Other receivables	13,241	8,098

	102,390	103,576

        The table below shows the impairment loss and changes therein related to Trade and other receivables for 2006 and 2007. No impairment had to be recognized for receivables from related parties. The closing balance as at December 31, 2007 also includes the impairment charged for finance lease receivables (disclosed in Note 8) in an amount of HUF 1,500 million (Note 36.2):

	At December 31,
	2006	2007
	(in HUF millions)
Impairment loss, beginning of period	29,991	28,781
Charged to expense (included in Other operating expenses)	5,066	5,775
Impairment losses of acquired companies on acquisition	116	—
Utilized and translation differences	(6,392)	(4,293)

Impairment loss, end of period	28,781	30,263

        Analysis of the age of trade receivables that are past due as at the reporting date but not impaired:

		of which: neither impaired nor past due on the reporting date	of which: not impaired on the reporting date and past due in the following periods
	Carrying amount as of Dec. 31, 2006
Trade receivables			less than 30 days	30 - 60 days	61 - 90 days	91 - 180 days	181 - 360 days	over 360 days
	(in HUF millions)
Trade receivables	89,149	67,453	12,941	2,373	1,655	2,093	1,759	875
	Carrying amount as of Dec. 31, 2007
Trade receivables	95,478	73,977	14,066	2,762	1,425	2,026	853	369

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7    TRADE AND OTHER RECEIVABLES (Continued)

        The tables below show trade receivables by segments with analysis of the age of trade receivables that are past due as at the reporting date but not impaired:

			Of which: not impaired on the reporting date and past due in the following periods
		of which: neither impaired nor past due on the reporting date
	Carrying amount as of Dec 31, 2006
Trade receivables			less than 30 days	30 - 60 days	61 - 90 days	91 - 180 days	181 - 360 days	over 360 days
	(in HUF millions)
T-Com	35,145	24,835	6,345	964	915	1,008	642	436
T-Systems	11,965	9,973	1,190	266	170	153	58	155
T-Mobile	41,999	32,612	5,406	1,143	563	932	1,059	284
Headquarters	40	33	—	—	7	—	—	—

Total	89,149	67,453	12,941	2,373	1,655	2,093	1,759	875

			Of which: not impaired on the reporting date and past due in the following periods
		of which: neither impaired nor past due on the reporting date
	Carrying amount as of Dec 31, 2007
Trade receivables			less than 30 days	30 - 60 days	61 - 90 days	91 - 180 days	181 - 360 days	Over 360 days
	(in HUF millions)
T-Com	33,399	24,035	5,498	1,304	794	1,165	360	243
T-Systems	12,194	9,940	1,715	237	111	129	35	27
T-Mobile	49,172	39,373	6,818	1,202	501	726	453	99
Headquarters	713	629	35	19	19	6	5	—

Total	95,478	73,977	14,066	2,762	1,425	2,026	853	369

8    OTHER FINANCIAL ASSETS

8.1   Other current financial assets

		At December 31,
		2006	2007
		(in HUF millions)
Bank deposits with original maturities over 3 months		17,633	58,053
Finance lease receivable	(a)	1,856	4,011
Loans and receivables from employees	(b)	1,040	861
RDC receivable	(c)	151	152
Derivative financial instruments	(d)	378	57
Other		6	309

		21,064	63,443

        See also note 2.1.5.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8    OTHER FINANCIAL ASSETS (Continued)

8.2   Other non current financial assets

		At December 31,
		2006	2007
		(in HUF millions)
Finance lease receivable	(a)	16,163	17,558
Loans and receivables from employees	(b)	4,305	4,233
RDC receivable	(c)	992	841
Trade receivables over one year	(e)	586	619
Financial assets available-for-sale	(f)	452	678
Other		1,288	1,036

		23,786	24,965

(a)
See Note 32.3 for more information on Finance lease receivable. Other than the impairment charged on one of the receivables (Note 7), the rest of the receivables is considered fully recoverable.

(b)
Loans and receivables from employees primarily represent the housing loans provided to the employees of the Group. There are no past due employee receivables, and the loans are pledged with mortgage.

(c)
RDC receivable represents Crnogorski Telekom's receivable from the Government of Montenegro originating from the Share Transfer Agreement on the sale of ownership in the Radio Difuzni Centar D.O.O., Podgorica (RDC) entered into on December 10, 2004.

(d)
Derivative financial instruments as at December 31, 2006 include the fair value of open currency forwards, while the December 31, 2007 balance also includes the fair value of cross-currency interest rate swaps.

(e)
Trade receivables over one year mainly includes receivables from customers paying over 1-2 years in installments for telecommunications equipment sold.

(f)
Financial assets available for sale include insignificant investments in equity securities.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9    INCOME TAX

9.1   Income tax expense

        The table below shows the tax expenses charged in the 3-year period presented in the income statement.

	For the year ended December 31,
	2005	2006	2007
	(in HUF millions)
Corporate income tax	11,686	6,423	6,088
Other income taxes	8,366	8,529	11,028
Deferred income taxes	1,806	9,268	9,105

Total income tax expense	21,858	24,220	26,221

9.2   Current income tax receivable and payable

        Current income tax receivable and payable in the balance sheet represent the amount of corporate and other income taxes receivable from, and payable to, the tax authorities of the countries in which the Group operates.

9.3   Tax rate reconciliation

        The reconciliation between the reported income tax expense and the theoretical amount arising by applying the statutory income tax rates is as follows:

		For the year ended December 31,
	Note	2005	2006	2007
		(in HUF millions)
IFRS profit before income tax		110,583	111,684	99,277

Tax at 16%		(17,693)	(17,869)	(15,884)
Impact of different tax rates	(a)	435	(323)	(2,381)
Tax on items not subject to tax	(b)	1,394	2,405	1,651
Tax on non deductible items	(c)	(1,093)	(1,955)	(1,107)
Impact of tax incentives	(d)	897	778	—
Other income taxes	(e)	(8,366)	(8,529)	(11,028)
Impact of tax deductibility of other income taxes	(f)	2,008	2,701	2,873
Withholding tax	(g)	—	(2,034)	(1,684)
Un/Derecognized deferred tax on tax losses	(h)	—	(255)	73
Broadband tax credit accretion	(i)	560	861	1,267

Income tax expense		(21,858)	(24,220)	(26,221)

(a)   Impact of different tax rates

        The corporate tax rate in Hungary was 16% in 2005 and in the first 8 months of 2006. As of September 1, 2006 a so called Solidarity tax was introduced in Hungary, which is an extra 4% tax on a base very similar to the corporate tax base, with fewer adjusting items from accounting profit before tax to

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9    INCOME TAX (Continued)

arrive at the tax base. The tax rate reconciliation for 2007 also includes 16%, while the difference arising due to the introduction of the Solidarity tax is included in this line of the reconciliation.

        The Group is also present in foreign countries where the tax rate is generally lower than in Hungary. The tax rate in Macedonia was 15% in 2005 and 2006, while the enacted tax rate for 2007 is 12%, while from 2008 this is reduced further, to 10%. Deferred tax balances have been recalculated accordingly.

        The corporate tax rate is 9% in Montenegro, 16% in Romania, 15% in Bulgaria, and 25% in the Ukraine.

        This line of the reconciliation also includes the tax impacts of the different tax rates of the foreign countries where the Group is also present through its subsidiaries.

(b)   Tax on items not subject to tax

        Items not subject to income tax consist primarily of donation for non-profit organizations and R&D cost deductible from corporate income tax base, as well as the share of associates' and joint ventures' profit as it is included net of tax in the Profit before income tax. This line of the reconciliation includes the tax impact of the above items.

(c)   Tax on non deductible items

        This line of the reconciliation shows the tax impact of the non deductible expenses, including premature receivable write-downs, certain impairment losses and entertainment expenses.

(d)   Tax incentives

        Tax incentives included the tax impact of qualifying investments in property, plant and equipment in Macedonia, which can be utilized as a reducing item in the calculation of the corporate tax base.

(e)   Other income taxes

        Other income taxes include certain local and central taxes levied in Hungary on the companies' net margins, determined at a substantially higher level than the corporate tax base. As the first line of the reconciliation calculates theoretical tax expense calculated using the corporate tax rate, the Hungarian local business tax and the innovation fee impose additional tax expenses for the Hungarian entities of the Group.

(f)    Deductibility of other income taxes from the corporate tax base

        These Hungarian other income taxes are deductible expenses for corporate tax purposes. In addition, a certain percentage of the local business tax paid is deductible further from the corporate tax base (50% in 2005 and 100% in 2006 and 2007).

(g)   Withholding tax

        The Group is present through its subsidiaries in Macedonia, which introduced withholding tax of 5% on dividend distribution to Hungary as of January 1, 2006. Montenegro also levies a 5% withholding tax on dividend distribution to Hungary. The reconciliation includes the amount of deferred tax calculated and

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9    INCOME TAX (Continued)

recognized on the undistributed profits of these subsidiaries that are expected to be subject to withholding tax in case of dividend distributions.

(h)   Un/Derecognized deferred tax on tax losses

        Deferred tax asset is created on tax losses only to the extent that the realization of the related tax benefit is probable. Deferred tax assets on tax losses that will probably not be recovered are un/derecognized.

(i)    Broadband investment tax credit accretion

        Broadband investment tax credit accretion shows the increase of net present value of the investment tax credit deriving from the utilization of the tax credits in year(s) following the year of recognition.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9    INCOME TAX (Continued)

9.4   Deferred taxes

        Magyar Telekom's deferred tax balances are as follows:

	Balance at Dec. 31, 2005	Income statement effect	Other movements	Balance at Dec. 31, 2006	Income statement effect	Other movements	Balance at Dec. 31, 2007
	(in HUF millions)
Deferred tax assets and (liabilities)
Investment tax credits	10,656	856	2,788	14,300	(4,273)	3,561	13,588
Net operating loss carry forward	6,076	(4,859)	—	1,217	(676)	—	541
Investments in subsidiaries	(900)	(300)	—	(1,200)	(213)	—	(1,413)
Withholding tax	—	(2,034)	—	(2,034)	(1,606)	—	(3,640)
Other financial assets	24	(350)	19	(307)	322	(23)	(8)
Impairment of receivables, inventory	3,728	(678)	—	3,050	(488)	—	2,562
Property, plant and equipment and intangible assets	(7,565)	(88)	(1,388)	(9,041)	(641)	211	(9,471)
Goodwill	(1,864)	(2,262)	—	(4,126)	(2,965)	—	(7,091)
Trade and other payables	104	259	—	363	(781)	—	(418)
Loans and other borrowings	156	123	—	279	(156)	—	123
Deferred revenue	157	(157)	—	—	293	—	293
Provisions for liabilities and charges	1,205	222	—	1,427	2,079	—	3,506

Total net deferred tax asset/(liability)	11,777	(9,268)	1,419	3,928	(9,105)	3,749	(1,428)
Of which deferred tax liability after netting	(3,189)			(5,647)			(2,714)
Of which deferred tax asset after netting	14,966			9,575			1,286
Items included in other movements
Investment tax credit recognized against cost of PPE			3,109			3,561
Utilization of investment tax credit			(321)			—
AFS financial assets—valuation differences recognized in equity			19			(23)
Currency translation adjustment arising on consolidation			(29)			211
Arising on business combinations			(1,359)			—

			1,419			3,749

        Deferred tax assets and liabilities are determined by the legal entities of the Group and disclosed as assets or liabilities accordingly in the balance sheet.

        The Group's net deferred tax liability balance is HUF 1,428 million which includes a high amount of individual deferred tax asset and liability items (see in the above table). Of these items, approximately

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9    INCOME TAX (Continued)

HUF 13,738 million deferred tax asset is expected to reverse in 2008, while a deferred tax liability of approximately HUF 4,607 million is expected to reverse in 2008. The above items exclude deferred tax items expected to arise in 2008.

        Deferred tax arising on investment tax credits are recognized against the cost of the related investment.

        Deferred tax arising on the revaluation of available-for-sale financial assets recognized directly in equity is also recognized directly in equity.

        Temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognized amounts to HUF 13,295 million at December 31, 2007 (2006: HUF 4,602 million).

        If the Group's Macedonian subsidiaries distributed all their distributable reserves in the form of a dividend, the Group would have to pay HUF 3,045 million withholding tax, and deferred tax liability with the same amount is recognized as at December 31, 2007. If the Group's Montenegrin subsidiaries distributed all their distributable reserves in the form of a dividend, the Group would have to pay HUF 1,219 million withholding tax in addition to the amount for which a deferred tax liability is recognized as at December 31, 2007 (HUF 595 million). As the Group can control the timing and the form of the dividends, deferred tax liabilities have only been recognized to the extent of the planned dividend distributions of the subsidiaries' retained earnings (undistributed results of 2005, 2006 and 2007) in the foreseeable future.

        Deferred tax assets are recognized for tax loss carry forwards only to the extent that realization of the related tax benefit is probable. Tax losses for which a deferred tax asset has been recognized amounting to HUF 496 million will expire in 2008, while the remaining balance of tax losses of 2,889 million is not subject to statutory limitations. For tax losses in an amount of HUF 4,883 million no deferred tax asset was recognized as at December 31, 2007. Most of these can be utilized without time limitation.

9.5   Investment tax credits

        In order to increase broadband internet penetration in Hungary, companies investing over HUF 100 million in a year in broadband assets (e.g. DSL lines, UMTS assets) from 2003 can apply for a corporate tax reduction. The potential reduction of the corporate tax charge is defined as a percentage of the companies' capital investment in broadband assets. As these investment tax credits are of a governmental grant nature, Magyar Telekom recognized the deferred tax asset against the cost of the related investment. If the tax credits are not utilized in the year when earned, the amount of tax credits carried forward can be utilized at a higher amount as outstanding amounts can be accreted. This accretion is recognized as an increase in the deferred tax asset against a reduction in the deferred tax expense.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9    INCOME TAX (Continued)

        The following table shows the details of the tax credits in HUF millions:

Earned in year	Amount of broadband investment	Amount of tax credit earned	Tax credit utilized	Accretion recognized in tax expense to date	Tax credit carried forward at December 31, 2007
2003	6,208	2,633	(3,763)	1,130	—
2004	6,913	3,067	(1,759)	823	2,131
2005	14,606	5,739	(2,161)	748	4,327
2006	15,564	4,272	(154)	353	4,471
2007	12,362	3,014	(355)	—	2,659

Total	55,653	18,725	(8,192)	3,054	13,588

			Expires in	2015	6,458
				2016	4,471
				2017	2,659

					13,588

        In order to utilize the tax credits and certain tax deductibility opportunities earned by the Group's entities, they have to comply with strict requirements as set out in the relevant tax regulations. Management believes that the Group has complied and will be able to comply with the requirements to recognize these as deferred tax assets.

9.6   Tax reviews

        The tax authorities may at any time inspect the books and records within five years from the end of the year when tax declarations were submitted and may impose additional tax assessments with penalties and penalty interest. Management is not aware of any circumstances which may give rise to a potential material liability in this respect.

10    INVENTORIES

	At December 31,
	2006	2007
	(in HUF millions)
Cables, wires and other materials, work-in-progress and advances	3,745	3,125
Inventory for resale	7,904	8,454

Subtotal	11,649	11,579
Less allowances for obsolete inventory	(1,189)	(927)

	10,460	10,652

11    NON CURRENT ASSETS HELD FOR SALE

        Non current assets held for sale include land and buildings identified for sale, which is expected within 12 months, as a result of the continuing improvement of utilization of properties and headcount reductions.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12    PROPERTY, PLANT AND EQUIPMENT—NET

	Land and related rights	Buildings	Telecom. equipment	Other equipment	Total
	(in HUF millions)
At January 1, 2006
Cost	6,743	124,636	931,111	143,832	1,206,322
Accumulated depreciation	(1,808)	(23,467)	(493,159)	(104,850)	(623,284)

Carrying amount	4,935	101,169	437,952	38,982	583,038
Of which held for sale					(2,302)

					580,736

Carrying amount—January 1, 2006	4,935	101,169	437,952	38,982	583,038
Exchange differences	2	(14)	194	37	219
Acquisitions	—	134	518	1,321	1,973
Additions	123	4,217	57,070	13,005	74,415
Disposals	(187)	(3,254)	(701)	(394)	(4,536)
Impairment charge	(85)	(174)	(1,404)	(64)	(1,727)
Depreciation charge	(172)	(3,400)	(78,151)	(13,934)	(95,657)

Carrying amount—December 31, 2006	4,616	98,678	415,478	38,953	557,725
At December 31, 2006
Cost	6,654	124,145	972,654	154,113	1,257,566
Accumulated depreciation	(2,038)	(25,467)	(557,176)	(115,160)	(699,841)

Carrying amount	4,616	98,678	415,478	38,953	557,725
Of which held for sale					(6,825)

					550,900

Carrying amount—January 1, 2007	4,616	98,678	415,478	38,953	557,725
Exchange differences	4	74	180	750	1,008
Acquisitions	—	2	366	123	491
Additions	24	13,560	51,380	10,944	75,908
Disposals	—	(3,229)	(454)	(1,705)	(5,388)
Impairment charge	—	(94)	(32)	—	(126)
Depreciation charge	(143)	(2,286)	(79,147)	(8,918)	(90,494)
Reclassifications	267	(7,680)	25,741	(18,328)	—

Carrying amount—December 31, 2007	4,768	99,025	413,512	21,819	539,124
At December 31, 2007
Cost	6,687	127,522	1,057,554	98,645	1,290,408
Accumulated depreciation	(1,919)	(28,497)	(644,042)	(76,826)	(751,284)

Carrying amount	4,768	99,025	413,512	21,819	539,124
Of which held for sale					(4,393)

					534,731

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12    PROPERTY, PLANT AND EQUIPMENT—NET (Continued)

        The closing balance of Property, plant and equipment includes assets in the course of construction in an amount of HUF 27,633 million as at December 31, 2007 (2006: HUF 19,232 million). In the table above the assets in course of construction are shown in the categories where the capitalization is expected.

        Acquisitions include the fair value of the assets of the companies that were acquired by Magyar Telekom in the reported years.

        Additions to property, plant and equipment are shown net of the investment tax credit related to broadband investments of HUF 3,561 million in 2007 (2006: HUF 3,109 million). For more details, see Note 9.5.

        Impairment losses charged in 2007 relate to the WLAN assets deployed in rural areas of Hungary. It was established that the recoverable amount of these assets based on the value in use calculations was lower than the carrying amount. Value in use was determined using discounted cashflow analyses. The discount rates used were 11.6% to 12.0%.

        Impairment losses charged in 2006 relate to various assets, the recoverable amounts of which were defined based on the respective assets' values in use as these were found higher than their fair value less cost to sell. Value in use was determined using discounted cashflow analyses. The discount rates used were in the range of 11.49-11.86% in 2006.

        Reclassifications between PPE categories are the result of the unification of disclosure of PPE of the fixed line and mobile business from January 1, 2007, after the merger of the Company and T-Mobile HU. A large number of various assets were reclassified to ensure consistent disclosures between the business units.

        Included in buildings are assets sold and leased back under finance lease conditions. At December 31, 2007 the gross book value of the leased back assets is HUF 2,460 million (2006: HUF 1,134 million) and the net book value is HUF 1,407 million (2006: HUF 903 million).

        Included mainly in buildings and telecom equipment are assets leased under finance lease conditions (other than sale and lease back). At December 31, 2007 the gross book value of the leased assets is HUF 2,593 million (2006: HUF 1,142 million) and the net book value is HUF 1,828 million (2006: HUF 1,057 million).

        Included in telecommunications equipment at December 31, 2007 are assets leased under operating lease contracts to customers with a gross book value of HUF 7,029 million (2006: HUF 7,744 million) and net book value of HUF 2,514 million (2006: HUF 2,125 million). Depreciation for the year of these assets amounted to HUF 808 million (2006: HUF 876 million). The future minimum lease payments receivable under these contracts are disclosed in Note 32.4.

        HUF 1,859 million of PPE has restricted titles as at December 31, 2007 (2006: HUF 2,369 million), which serve as pledges for loans or other borrowings (mainly finance leases).

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13    INTANGIBLE ASSETS—NET

	Goodwill	Software	Concessions and licenses	Other	Total
	(in HUF millions)
At January 1, 2006
Cost	232,157	110,038	40,139	18,502	400,836
Accumulated amortization	—	(65,893)	(10,361)	(4,785)	(81,039)

Carrying amount	232,157	44,145	29,778	13,717	319,797
Carrying amount—January 1, 2006	232,157	44,145	29,778	13,717	319,797
Exchange differences	(78)	84	4	98	108
Acquisitions	13,070	391	177	6,726	20,364
Additions	—	16,379	7	72	16,458
Disposals	—	(122)	—	—	(122)
Impairment	—	—	—	(1,346)	(1,346)
Amortization charge	—	(17,659)	(2,741)	(3,119)	(23,519)

Carrying amount—December 31, 2006	245,149	43,218	27,225	16,148	331,740
At December 31, 2006
Cost	245,149	121,675	40,705	21,917	429,446
Accumulated amortization	—	(78,457)	(13,480)	(5,769)	(97,706)

Carrying amount	245,149	43,218	27,225	16,148	331,740

Carrying amount—January 1, 2007	245,149	43,218	27,225	16,148	331,740
Exchange differences	185	51	1,629	(1)	1,864
Acquisitions	520	384	1,214	21	2,139
Additions	—	15,441	11,564	1,005	28,010
Disposals	—	(216)	(1,606)	(46)	(1,437)
Impairment	—	—	—	—	—
Amortization charge	—	(18,583)	(3,020)	(3,372)	(24,975)
Reclassifications	458	2,931	(1)	(3,502)	(115)

Carrying amount—December 31, 2007	246,312	43,657	37,005	10,253	337,227
At December 31, 2007
Cost	246,312	139,415	54,262	19,818	459,807
Accumulated amortization	—	(95,758)	(17,257)	(9,565)	(122,580)

Carrying amount	246,312	43,657	37,005	10,253	337,227

        Acquisitions include the assets of the companies that were acquired by Magyar Telekom in the reported years and the goodwill arising on these acquisitions.

        The amortization expense as well as the impairment losses of intangible assets including goodwill is accounted for in the depreciation and amortization line of the income statement.

        As a result of the annual review of the useful life of the Group's assets, the lives of certain assets were changed as of January 1, 2007 due to technical obsolescence. These assets mainly included software, and the change in life resulted in HUF 132 million higher depreciation expense in 2007.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13    INTANGIBLE ASSETS—NET (Continued)

        Reclassifications between intangible asset categories are mainly the result of the unification of disclosure of Intangible assets of the fixed line and mobile business from January 1, 2007, after the merger of the Company and T-Mobile HU. A large number of various assets were reclassified to ensure consistent disclosures between the business units.

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

        The most significant amounts of goodwill are allocated to the T-Mobile segment. Beyond the 10-year planning period, the perpetual growth rates applied in the T-Mobile segment calculations were determined from 0.5% to 2.0% depending on the country of operations. The weighted average cost of capital was determined at 12.66% for T-Mobile HU, 11.61% for T-Mobile MK and 11.33% for T-Mobile CG.

        The most significant individual intangible assets as of December 31, 2007 are listed in the table below.

Description	Carrying amount in HUF millions	Remaining useful life (years)
Goodwill—T-Mobile segment	208,275	—
Goodwill—T-Com segment	33,174	—
Goodwill—T-Systems segment	4,863	—
T-Mobile HU UMTS licence	14,272	12
T-Mobile HU GSM licence (Note 1.3.4)	10,358	9
T-Mobile HU DCS 1800 licence	6,468	7
Other intangible assets	59,817	7

	337,227

14    INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	For the year ended December 31,
	2006	2007
	(in HUF millions)
Opening balance	5,020	5,771
TSH becomes a subsidiary	—	(1,689)
Capital injection to TSH	205	—
Share of associates' and joint ventures' profits	703	934
Dividends	(157)	(72)
Sale of T-Systems RIC	—	(11)
Additions	—	3

Closing balance	5,771	4,936

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14    INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Continued)

        The following table shows the total assets and liabilities as at December 31, 2007, and revenues and profit for the year ended December 31, 2007 of the major associates and joint ventures of the Group.

	Hunsat	IKO Telekom Média Holding	Magyar RTL
	(in HUF millions)
Total assets	1,247	6,267	30,198
Total liabilities	1,333	1	17,361
Revenues	3,289	—	33,086
Profit for the year	177	1,497	3,888

15    OTHER NON CURRENT ASSETS

        Other non current assets mainly include long-term prepaid employee benefits.

16    FINANCIAL LIABILITIES TO RELATED PARTIES

        Related party loans are taken from Deutsche Telekom International Finance (DTIF), the treasury vehicle of Deutsche Telekom Group, and are denominated in HUF.

        The table below shows the details of the loans outstanding as at December 31, 2007 and the related accrued interest.

	Carrying amount (in HUF millions)	Interest rate (%)	Fixed/ variable	Repayable
Due within 1 year	20,000	8.21	fixed	May 2008
Accrued interest	5,210

	25,210
	9,487	7.56	variable	Jan 2009
	5,000	9.68	fixed	Sep 2009
	25,000	9.61	fixed	Oct 2009
	28,000	7.69	variable	Oct 2009
	20,000	7.53	fixed	Oct 2009
	9,487	7.56	variable	Jan 2010
	30,000	7.66	fixed	Jul 2010
	9,486	7.56	variable	Jan 2011
	34,000	7.21	fixed	Jul 2011
	9,486	7.56	variable	Jan 2012
	40,000	8.71	fixed	May 2012
	9,486	7.56	variable	Jan 2013
	25,000	7.26	fixed	Oct 2013

Due after 1 year	254,432

	279,642

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16    FINANCIAL LIABILITIES TO RELATED PARTIES (Continued)

        The table below shows the carrying amounts and fair values of the related party loans.

	At December 31,
	2006		2007
	Book value	Fair value	Book value	Fair value
	(in HUF millions)
At fixed rate	184,000	188,914	199,000	206,958
At variable rate	75,432	75,432	75,432	75,432

Total related party loans	259,432	264,346	274,432	282,390

        The weighted average interest rate on related party loans was 7.95% in 2007 (8.45% in 2006, 8.45% in 2005).

        The majority of the Group's related party loans is subject to fixed interest rates that are exposed to fair value risk as it is stated in the table above. Any decrease of market interest rates will result in an increase of the fair value of the liabilities.

17    OTHER FINANCIAL LIABILITIES

		At December 31,
		2006	2007
		(in HUF millions)
Bank loans	(a)	28,846	40,506
Finance lease payable (Note 32.1)		412	659
Accrued interest		298	1,474
Other		347	2,027

Total other financial liabilities—current		29,903	44,666
Bank loans	(a)	18,250	52,204
Finance lease payable (Note 32.1)		2,324	2,711
Other		123	123

Total other financial liabilities—non current		20,697	55,038

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17    OTHER FINANCIAL LIABILITIES (Continued)

(a)   Bank loans

		As at December 31,
		2006	2007
		(in HUF millions)
Current bank loans		28,846	40,506
Non current bank loans		18,250	52,204

Total bank loans	(a)	47,096	92,710

Bank loans analyzed by currency are as follows:
HUF		47,096	81,130
EUR		—	11,484
Other		—	96

		47,096	92,710

        Principal repayments of bank loans fall due:

	Maturity as at December 31,
	2006	2007
Year	(in HUF millions)
Within 1 year	28,846	40,506
1-5 years	18,250	52,108
After 5 years	—	96

	47,096	92,710

        Loans totaling HUF 30,136 million at December 31, 2007 are revolving loans (2006: HUF 17,708 million) which can be prepaid at any time and may be drawn down in one to six month rolling periods.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17    OTHER FINANCIAL LIABILITIES (Continued)

        The following table shows the weighted average interest rates of bank loans as at December 31, 2007.

	Maturities
	2008	2009	2010	2011	2012	There- after	Total
	(in HUF millions, except percentages)
Bank loans (HUF denominated)
At variable rate	37,128	28,014	4,565	423	—	—	70,130
Average interest rate	7.70	7.79	7.88	8.23	—	—	7.75
At fixed rate	—	—	—	11,000	—	—	11,000
Average interest rate	—	—	—	7.83	—	—	7.83

Total	37,128	28,014	4,565	11,423	—	—	81,130
Bank loans (EUR denominated)
At variable rate	—	—	3,040	—	—	—	3,040
Average interest rate	—	—	4.94	—	—	—	4.94
At fixed rate	3,378	3,378	1,688	—	—	—	8,444
Average interest rate	4.95	4.95	4.95	—	—	—	4.95

Total	3,378	3,378	4,728	—	—	—	11,484
Bank loans (other currencies—BGN)
At variable rate	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—
At fixed rate	—	—	—	—	—	96	96
Average interest rate	—	—	—	—	—	5.52	5.52

Total	—	—	—	—	—	96	96

Total bank loans	40,506	31,392	9,293	11,423	—	96	92,710

        The weighted average interest rate on bank loans was 7.41% in 2007 (7.86% in 2006, 6.53% in 2005).

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17    OTHER FINANCIAL LIABILITIES (Continued)

        The following table compares the carrying values and the fair values of the Group's bank loans.

	At December 31,
	2006		2007
	Book value	Fair value	Book value	Fair value
	(in HUF millions)
HUF denominated bank loans
At fixed rate	3,372	3,372	11,000	12,067
At variable rate	43,724	43,724	70,130	70,130

	47,096	47,096	81,130	82,197
EUR denominated bank loans
At fixed rate	—	—	8,444	8,617
At variable rate	—	—	3,040	3,040

	—	—	11,484	11,657
Bank loans denominated in other currencies (BGN)
At fixed rate	—	—	—	—
At variable rate	—	—	96	96

	—	—	96	96

Total bank loans	47,096	47,096	92,710	93,950

        Variable interest rate loans are subject to interests calculated based on mostly BUBOR (Budapest Inter-Bank Offered Rate) and EURIBOR (Euro Inter-Bank Offered Rate) plus a margin interest formula.

        The majority of the Group's third party loans and borrowings are subject to variable interest rates, which are exposed to cashflow risks. If interest rates are rising, it results in higher cash outflows through interest payments.

(b)   Credit facilities

        At December 31, 2007, Magyar Telekom had un-drawn committed credit facilities of HUF 48,352 million. These credit facilities, should they be drawn down, are subject to an interest rate of LIBOR, BUBOR and commercial floating bank prime rates plus a margin depending on the currency and institution providing the facilities.

18    TRADE PAYABLES

	At December 31,
	2006	2007
	(in HUF millions)
Payable to DT Group companies	6,207	7,524
Payable to associates and joint ventures	1,287	9
Other trade payables	73,898	80,456

	81,392	87,989

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19    PROVISION

	Severance	Customer loyalty programs	Legal cases	MTIP	Fixed to mobile IC fees	Other	Total
	(in HUF millions)
January 1, 2006	3,629	1,907	2,645	256	2,950	1,777	13,164
Acquired through business combinations	—	—	—	—	—	154	154
Amounts utilized/retired	(2,639)	(1,837)	(2,455)	(199)	—	(1,145)	(8,275)
Additions	3,063	1,965	2,462	132	1,640	2,232	11,494

December 31, 2006	4,053	2,035	2,652	189	4,590	3,018	16,537

Acquired through business combinations	—	—	—	—	—	179	179
Amounts utilized/retired	(3,589)	(645)	(542)	(158)	—	(2,328)	(7,262)
Additions	14,258	1,064	3,542	40	2,394	2,945	24,243

December 31, 2007	14,722	2,454	5,652	71	6,984	3,814	33,697

Of which current	13,703	751	4,422	13	—	1,922	20,811
Of which non current	1,019	1,703	1,230	58	6,984	1,892	12,886

        Magyar Telekom does not expect any reimbursement with regards the provisions recognized, therefore, no related assets have been recognized in the financial statements.

19.1  Severance

        The provision for severance as at December 31, 2007 mostly relates to the major restructuring of Magyar Telekom Plc's operations from January 1, 2008, and impact all functions of the Company. The provision for severance as at December 31, 2006 mostly related to the employee terminations in 2007 in Macedonia and Montenegro.

        1,704 employees were dismissed in 2007 (2006: 771), related to which severance payments were made. The balance of provision as at December 31, 2007 relates to 813 employees (2006: 499) working in all functions of the Group.

        The total payments made in relation to employee termination in 2007 amounted to HUF 14,652 million (2006: HUF 6,099 million), of which HUF 3,589 million was charged against the provision as at December 31, 2006, while the rest was recognized as employee related expense in 2007. The total payments made in relation to employee termination in 2006 amounted to HUF 6,099 million, of which HUF 2,639 million was charged against the provision as at December 31, 2005, while the rest was recognized as employee related expense in 2006.

19.2  Customer loyalty

        Provision for customer loyalty programs includes the fair value of discount credits earned by customers that have not been utilized. The provision is recognized against revenues.

19.3  Legal cases

        Provisions for legal cases mainly include amounts expected to be paid to tax, regulatory and competition authorities as well as to ex-employees and trading partners as a result of legal disputes. There are numerous legal cases for which provisions were recognized, of which the significant ones are described below.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19    PROVISION (Continued)

19.3.1  Alleged abuse of dominant market position in Macedonia

        In February 2007, a procedure was initiated against MakTel, by the Commission for protection of competition (CPC), upon request from UNET, a local Internet Service Provider, for abusing dominant position on the market for access to digital leased lines (DLL). In September 2007, the CPC brought a decision determining that MakTel had a dominant position on the leased lines market and that it abuses its dominant position. Executing the decision, MakTel submitted description of the wholesale DLL offer to the CPC, which is still under CPC's scrutiny. No misdemeanor procedure has so far been initiated by the CPC. Given the provisions of the Law for protection of the competition regarding the penalty in case of misdemeanor procedure a provision of HUF 418 million was recognized in 2007.

        T-Mobile MK is alleged to have been misusing its dominant market position by the CPC regarding its service Maily (which is the trade name for the voice mail service ("VMS")) and based on its findings, the same authority started a misdemeanor procedure against T-Mobile MK. Management believes that the probability for payment of certain regulatory penalties is rather high and the amount of the penalty is estimated up to the revenue earned from the Maily service for the period of the alleged misdemeanor duration (as of the start of the service until the procedure has been initiated), in an amount of HUF 752 million, which was provided for in 2007.

19.3.2  Employee termination disputes in Montenegro

        In 2005, CT offered a voluntary lay-off program with beneficial terms for employees accepting the offer. In 2006, CT announced another voluntary redundancy which had even more beneficial terms. After the announcement of the 2006 program, employees laid off in 2005 believe that they had been misled about the conditions of the lay-off. These former employees have announced that unless CT indemnifies them for the difference in the terms between the 2006 and 2005 programs, they would sue for being mislead in 2005. In 2007, 236 former employees of CT started misdemeanor procedures against CT in an amount of EUR 3.5 million arguing that CT had misled them while they accepted the voluntary termination program in 2005. Even though management is questioning the amount of the claims, it is more likely than not, that the claimants' approach will be accepted than that it will be rejected. Accordingly, a provision of HUF 887 million was recognized in 2007.

19.3.3  Base station disturbance

        TM HU is currently a defendant in numerous lawsuits in which various parties are seeking damages for alleged disturbance caused by base stations operated by TM HU. The aggregate amount of such claims is approximately HUF 500 million, which was fully provided for. The Company believes that these claims are ill-founded, as base stations do not disturb owners of the neighboring houses and fields in the use of their properties. Under this reasoning, some of the Courts of Appeals have remanded a number of unfavorable decisions rendered by the courts of first instance. The majority of the lawsuits are pending before the courts of first instance.

19.3.4  Termination of three service level agreements (SLAs) regarding customer care

        In June 2005, Magyar Telekom entered into a service contract with Polinet 2000 Szolgáltató és Kereskedelmi Kft., Actual-Budapest Kereskedelmi és Szolgáltató Kft. and HungaroWork Vállalkozási Kft. to provide managed operator services. The term of the contract was for an indefinite period, however, June 30, 2010 was established as the date until which the contract may not be terminated by way of

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19    PROVISION (Continued)

ordinary notice. Even in the case of extraordinary notice to be applied if the contract is breached, a notice period has been defined to be six months.

        On December 31, 2007, Magyar Telekom unilaterally terminated the service contract as of February 29, 2008 with the three service companies and concluded secondment agreements with two hiring companies. After having received the termination, the former service providers filed a claim at the Metropolitan Court against the hiring companies and Magyar Telekom and asked the court to (i) declare the new secondment contracts void, (ii) declare unfair business practices and (iii) order the hiring companies to immediately stop unlawful recruitment of the operators. We have recognized a provision of HUF 375 million for this case in 2007.

19.4  MTIP

        For more details on the Mid-term Incentive Plan see Note 24.1.3.

19.5  Fixed to mobile IC fees

        The amount provided for in this category includes amounts collected from Magyar Telekom Plc's customers, which will probably be repayable to universal customers related to the reduced fixed to mobile termination charges, which has been accounted for as a reduction of revenues. The Company has reassessed the classification of the liability as compared to December 31, 2006 considering the uncertainty about the exact timing and amount of the liability, and as a result, the liability in 2007 is disclosed as a provision as opposed to December 31, 2006, when it was disclosed as a Trade and other payables in the financial statements. Comparative amounts have been amended accordingly. The reclassification had no impact on equity, net income or EPS.

        Pursuant to a decree, the Company has the obligation to decrease the F2M tariffs of the universal services subscribers by the amount of the decrease in the F2M termination rates. The Company has not fulfilled this obligation so far because the mobile operators—referring to their lawsuits against the NHH resolutions—did not, from a legal point of view, decrease the F2M termination rates, in their interconnection agreements with the Company. It is difficult to predict the final decision of the Court with regard to these cases. Nevertheless, even if the lawsuits are decided in favor of the mobile operators, we believe that the NHH will be required to perform a new procedure to determine the mobile termination prices, which is expected to result in the same or very similar, reduced F2M termination fees.

        Even though the lawsuits initiated by the mobile operators have not been concluded, the NHH called upon the Company to repay the difference to its universal customers. There are ongoing negotiations with NHH to determine the form of settlement of the difference with the Company's universal customers, the conclusion of which can have a significant impact on the final amount and timing of the liability. Magyar Telekom has set up a provision based on management's best estimate, considering the early stage of such negotiations.

19.6  Other provisions

        Other provisions as at December 31, 2007 include asset retirement and guarantee obligations and further other individually small items.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20    OTHER CURRENT LIABILITIES

	At December 31,
	2006	2007
	(in HUF millions)
Deferred revenue and advances received	11,779	13,939
Other taxes and social security	13,162	13,327
Salaries and wages	7,033	9,500
Dividend payable to MagyarCom GmbH	45,074	—
Dividend payable to others	31,091	151
Other liabilities	2,459	5,060

	110,598	41,977

        Dividend payable decreased significantly as the General Meeting of Magyar Telekom Plc. approved the 2005 financial statements only in December 2006, therefore, the dividend was paid in January 2007. The delay in 2006 was a result of the investigation (Note 1.2).

21    OTHER NON CURRENT LIABILITIES

			At December 31,
			2006	2007
			(in HUF millions)
EKG payable	(a	)	5,117	3,293
Other			3,613	2,504

			8,730	5,797

(a)
During 2005 the Company concluded an agreement with the Hungarian government for taking over the operation of the existing Electronic Governmental Backbone Network (EKG) for a period of 50 months. During the term of the agreement the Company committed to significant upgrades of the network and transferring these back to the government at the end of the term free of charge. During the term of the agreement, the Company has exclusivity in providing telecommunication services to the government institutions connected to the network. As the substance of the agreement is of a nature similar to a concession, the Company recognized an intangible asset (right) and a corresponding liability.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22    REVENUE

			For the year ended December 31,
			2005	2006	2007
			(in HUF millions)
Fixed line revenues
Voice retail			197,679	182,280	159,772
Voice wholesale			25,579	28,691	30,319
Internet			39,783	49,733	57,796
Data			26,792	27,121	27,440
Multimedia			15,037	17,506	18,102
Equipment			5,205	4,249	5,395
Other fixed line revenues			10,108	9,607	10,509

Total Fixed line revenue			320,183	319,187	309,333
Mobile revenues
Voice			225,003	240,285	248,594
Non voice			36,539	40,258	45,068
Equipment and activation			23,472	25,280	23,121
Other mobile revenues	(a	)	834	21,507	8,984

Total Mobile revenue			285,848	327,330	325,767
System integration and IT
System integration			7,354	11,494	19,715
IT			1,669	13,185	21,846

Total System integration and IT revenue			9,023	24,679	41,561

Total revenue			615,054	671,196	676,661

(a)
Other mobile revenues mainly include the revenues of Pro-M. In November 2005 the Company concluded an agreement to build a wireless network (using TETRA technology) for the exclusive use of certain organizations (e.g. police, ambulance, etc.). The agreement has a 10 year term and the Company committed to build the network by January 31, 2007 and provide operation and maintenance services throughout the term for a fixed annual fee. The Company founded a subsidiary (Pro-M), which will be responsible for providing the services. During 2006 the Group evaluated the impact of this agreement considering also the requirements of IFRIC 4 and concluded that the agreement included a lease element which was determined to be of a finance lease nature. The service is provided to one buyer, the Hungarian Government, and required the construction of a customer specific asset, the Group accounts separately for the sale type lease (mainly in 2006) and the continuous telecommunications services provided on the network.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23    EXPENSES DIRECTLY RELATED TO REVENUES

	For the year ended December 31,
	2005	2006	2007
	(in HUF millions)
Voice, data and internet related payments	86,794	91,102	86,244
Material cost of telecommunications equipment sold	37,221	59,714	41,957
Payments to other subcontractors and agents	21,593	32,737	52,984

	145,608	183,553	181,185

24    EMPLOYEE RELATED EXPENSES

		For the year ended December 31,
	Note	2005	2006	2007
		(in HUF millions)
Short term benefits		90,605	92,638	99,459
Share based payments	24.1	270	281	(134)
Termination benefits		5,142	6,523	25,332

Total before capitalization		96,017	99,442	124,657
Expenses capitalized		(3,234)	(4,189)	(4,481)

		92,783	95,253	120,176

Total costs expensed in relation to defined contribution plans (including social security)		21,797	21,737	28,791
Closing number of employees		11,919	12,341	11,723

24.1  Share-based compensation

24.1.1  Management share option plan

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

        On July 1, 2002, the Company granted 3,964,600 options to participants of the stock option plan at an exercise price of HUF 933 for the first tranche (exercisable in 2003) and HUF 950 for the second and third tranches (exercisable in 2004 and 2005). As the Company's share price as quoted on the Budapest Stock Exchange on the grant date was HUF 833 per share, there was no intrinsic value to the options. The options had a life of five years from the grant date, meaning that the options are forfeited without replacement or compensation on June 30, 2007.

        The option with respect to a maximum of one-third of the shares that could be purchased under the first tranche was exercisable from July 1, 2003 until the end of the term. The option with respect to a maximum of a further one-third of the shares that could be purchased under the second tranche was exercisable from July 1, 2004 until the end of the term. The option with respect to the rest of the shares

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24    EMPLOYEE RELATED EXPENSES (Continued)

that could be purchased under the third tranche was exercisable from July 1, 2005 until the end of the term.

        As the management share option plan did not fall into the scope of IFRS 2—Share based Payments, the Group did not recognize compensation expense in any of the periods.

        The table below shows the movements in the number of management stock options in thousands.

	2005	2006	2007	Average exercise price (HUF)
Opening number of share options	3,207	1,929	1,307	944
Number of share options exercised	(991)	(539)	(414)	944
Forfeited share options	(287)	(83)	(893)	944

Closing number of share options	1,929	1,307	—	—
Number of exercisable options at end of year	1,929	1,307	—	—

        The average share price on the exercise dates in 2007 was HUF 985 (HUF 1,060 in 2006).

24.1.2  The former CEO's share option plan

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

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24    EMPLOYEE RELATED EXPENSES (Continued)

        The table below shows the details of the CEO's share options.

	Options granted in year
	2000	2001	2002	2003	2004	Total
Number of options granted (thousand)	103	250	303	619	1,462	2,737
Exercised (thousand)—in 2005	—	(250)	(303)	(413)	(487)	(1,453)
Exercised (thousand)—in 2006	—	—	—	(206)	(975)	(1,181)

Outstanding (thousand) at December 31, 2007	103	—	—	—	—	103
Exercisable (thousand) at December 31, 2007	103	—	—	—	—	103
Exercise price in USD	7.36	2.93	3.48	3.62	3.87
Remaining contractual life at December 31, 2007 (years)	2.5	—	—	—	—

24.1.3  Mid-term incentive plan (MTIP)

        In 2004 Magyar Telekom launched a Mid Term Incentive Plan (MTIP) for its top management, whereby the targets to be achieved are based on the performance of the Magyar Telekom share. The MTIP is a cash settled long term incentive instrument which is planned to cover five years, with a new package being launched in each year, and with each tranche lasting for three years.

        The first tranche of the program spanned the period between January 1, 2004 and December 31, 2006. The second tranche of the program spanned the period between January 1, 2005 and December 31, 2007, the third tranche of the program spans the period between January 1, 2006 and December 31, 2008, while the fourth tranche of the program spans the period between January 1, 2007 and December 31, 2009. Participants include top and senior managers of the Group.

        At the beginning of the plan each participant has an offered bonus. This bonus will be paid out at the end of the plan, depending on the achievement of the two fixed targets, an absolute Magyar Telekom share specific and a relative Index target.

        The absolute performance target is achieved when the Magyar Telekom share price, adjusted for dividends paid during the tenure, is more than 35 percent higher at the end of the lock—up period than at the beginning of the plan. The basis of the calculation is the un-weighted average closing price of the Magyar Telekom share at the Budapest Stock Exchange during the last 20 trading days before the beginning and the end of the plan. The share price calculated according to the above was HUF 755 at the grant date of the first tranche, HUF 843 at the grant date of the second tranche, HUF 949 at the grant date of the third tranche and HUF 1,012 at the grant date of the fourth tranche.

        The relative performance target is linked to the Total Return of the Magyar Telekom share compared to the performance of the Dow Jones Euro STOXX Total Return Index during the vesting period, each at the last 20 trading days. Measurement is the un-weighted average Magyar Telekom share price plus dividend payments.

        These target figures are weighted with the fair value factors of achieving these targets. The fair value factors are calculated using the Monte Carlo technique. The target figures are multiplied by the relevant fair value factors and these amounts are then accrued for the given tranche period. This technique aims to determine the fair values of the share options granted and present it in accordance with the accruals concept.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24    EMPLOYEE RELATED EXPENSES (Continued)

        The 2004 program ended on December 31, 2006. The absolute performance target was met, while the relative target was not. The 2005 program ended on December 31, 2007. Neither of the targets was met.

        The provision for the payments in relation to the MTIP program and the movements thereof are disclosed in Note 19.4.

25    OTHER OPERATING EXPENSES

	For the year ended December 31,
	2005	2006	2007
	(in HUF millions)
Materials, maintenance and service fees	60,696	71,586	69,034
Marketing	24,888	21,868	20,152
Fees and levies	13,455	14,919	15,640
Consulting	7,571	11,301	12,818
Rental and operating lease	9,039	9,977	9,304
Bad debt expense	6,266	5,066	5,136
Other expenses	6,317	2,608	3,310

	128,232	137,325	135,394

        Other expenses in 2005 include HUF 2,059 million paid under four consulting contracts entered into by the Group, as to which the Company has not been able to obtain sufficient evidence that Company or its subsidiaries received adequate value. See Note 1.2 for more details.

26    OTHER OPERATING INCOME

	For the year ended December 31,
	2005	2006	2007
	(in HUF millions)
Compensation for rebranding (Note 33.1)	7,281	1,435	229
Gain on sale of PP&E, Intangible assets and assets held for sale	728	2,140	3,203
Other operating income	—	—	569

	8,009	3,575	4,001

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27    FINANCE EXPENSES

	For the year ended December 31,
	2005	2006	2007
	(in HUF millions)
Interest expense	31,340	27,325	31,147
Other finance expenses	3,157	2,831	4,039
Less: Interest capitalized	—	(54)	—

	34,497	30,102	35,186

        Other finance expenses mainly include bank charges.

        The capitalization rate used in 2006 to determine the amount of borrowing costs eligible for capitalization is 3 month BUBOR + 0.17525%.

28    FINANCE INCOME

	For the year ended December 31,
	2005	2006	2007
	(in HUF millions)
Gain on sale of financial instruments	—	1,190	828
Gains/(losses) on the valuation of derivative financial instruments	—	377	(139)
Net foreign exchange gains/(losses)	1,014	(659)	(1,481)
Finance lease interest income	—	480	1,675
Interest and other finance income	1,982	3,304	4,334

	2,996	4,692	5,217

29    PURCHASE OF PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

	For the year ended December 31,
	2005	2006	2007
	(in HUF millions)
Additions to property, plant and equipment	75,705	74,415	75,908
Additions to intangible assets	23,669	16,458	28,010

Total additions to tangible and intangible assets	99,374	90,873	103,918
Recognition of investment tax credit (Note 9.4)	5,373	3,109	3,561
Change in payables relating to capital expenditures	(1,160)	2,808	(4,382)

	103,587	96,790	103,097

        The Group had no significant non cash transactions in any of the reported years.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

30    PURCHASE OF SUBSIDIARIES AND BUSINESS UNITS

	For the year ended December 31,
	2005	2006	2007
	(in HUF millions)
KFKI	—	9,840	—
Dataplex	—	5,148	—
Orbitel	—	1,982	—
CT	35,927	—	—
T-Systems Hungary	—	—	60
Stonebridge/MakTel	—	16,579	—
Other	—	1,778	650

Total purchase of subsidiaries and business units	35,927	35,327	710

        Other items include the consideration paid for smaller business combinations and for additional shares of ownership in subsidiaries already consolidated.

31    SEGMENT INFORMATION

        In 2007, Magyar Telekom has changed its management structure, whereby instead of the past two operating segments (Fixed line and Mobile) the Group is now managed along four segments. This practically means the further split of the old Fixed line segment into three segments (T-Com, T-Systems and Group headquarters and Shared services). The comparative information has been restated accordingly. The mobile segment's new name is T-Mobile.

        The T-Com segment is the primary fixed line telecommunications service provider in Hungary, Macedonia and Montenegro. To a lesser extent, T-Com is also present in Romania, Bulgaria and Ukraine, providing alternative telecommunications services.

        The T-Mobile segment provides digital services in various frequency bandwidths in Hungary, Macedonia and Montenegro and also includes the professional mobile services provided by Pro-M in Hungary.

        The T-Systems segment provides fixed line telecommunications services in Hungary to the largest 3,200 customers of Magyar Telekom Plc. Further, T-Systems also provides system integration and information technology related services and products to business clients in Hungary.

        The Group headquarters and Shared services (GHS) segment includes the activities of the Magyar Telekom headquarters, including the Procurement, Treasury, Real estate, Accounting, Tax, Legal, Internal audit and similar shared services and other central functions of the Group's management. GHS is disclosed voluntarily as a segment regardless of its size and activities.

        The segments' revenues include revenues from external clients as well as the internal revenues generated from other segments for telecommunications as well as support services.

        The segments' depreciation, amortization and impairment expenses include the aforementioned expenses related to the intangible assets and PPE allocated to the segments.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

31    SEGMENT INFORMATION (Continued)

        The segments' results are monitored to Operating profit. The financial results, the share of associates' and joint ventures' profits and tax expenses as well as the minority interests are not allocated to the segments, as these items are managed at Group level.

        Assets allocated to the segments exclude Cash and cash equivalents, Other current financial assets and Non current financial assets and Current and Deferred tax assets, which are managed at Group level. All other assets are allocated to the segments.

        Liabilities allocated to the segments exclude Financial liabilities and Current and Deferred tax liabilities, which are managed at Group level. All other liabilities are allocated to the segments.

31.1  Primary reporting format

        The following tables present a summary of operating results of the Group by business segment. The segments presented below are substantially consistent with the format used by the Company's Management Committee.

	For the year ended December 31,
	2005	2006	2007
	(in HUF millions)
Revenues
T-Com revenues from external customers	275,016	272,822	273,275
T-Com revenues from other segments	30,340	42,421	34,426

Total revenues of T-Com	305,356	315,243	307,701
T-Mobile revenues from external customers	285,848	327,330	325,724
T-Mobile revenues from other segments	23,035	22,236	21,146

Total revenues of T-Mobile	308,883	349,566	346,870
T-Systems revenues from external customers	50,803	63,423	75,034
T-Systems revenues from other segments	6,198	1,946	3,898

Total revenues of T-Systems	57,001	65,369	78,932
GHS revenues from external customers	3,387	7,621	2,628
GHS revenues from other segments	18,628	18,776	21,109

Total revenues of GHS	22,015	26,397	23,737
Less: Inter-segment revenue	(78,201)	(85,379)	(80,579)

Total revenue of the Group	615,054	671,196	676,661

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

31    SEGMENT INFORMATION (Continued)

	For the year ended December 31,
	2005	2006	2007
	(in HUF millions)
Depreciation and amortization
Impairment of tangible and intangible assets	316	2,457	—
Other depreciation and amortization	58,684	65,004	57,473

T-Com	59,000	67,461	57,473
Impairment of tangible and intangible assets	75	616	126
Other depreciation and amortization	42,716	46,559	47,323

T-Mobile	42,791	47,175	47,449
Impairment of tangible and intangible assets	—	—	—
Other depreciation and amortization	1,962	3,611	5,867

T-Systems	1,962	3,611	5,867
Impairment of tangible and intangible assets	—	—	—
Other depreciation and amortization	10,933	4,002	4,806

GHS	10,933	4,002	4,806

Total depreciation and amortization of the Group	114,686	122,249	115,595

Segment results (Operating profit)
T-Com	66,162	56,300	54,096
T-Mobile	87,524	92,772	101,855
T-Systems	20,823	12,134	5,966
GHS	(32,755)	(24,815)	(33,605)

Total operating profit of the Group	141,754	136,391	128,312

Additions to PPE and Intangible assets
Additions to Goodwill	—	6,317	—
Other additions due to business combinations	26,195	3,090	50
Purchases of tangible and intangible assets	43,158	38,574	39,433

T-Com	69,353	47,981	39,483
Additions to Goodwill	5,122	2,285	507
Other additions due to business combinations	12,450	—	—
Purchases of tangible and intangible assets	46,322	40,236	55,903

T-Mobile	63,894	42,521	56,410
Additions to Goodwill	—	4,468	13
Other additions due to business combinations	—	6,177	2,060
Purchases of tangible and intangible assets	5,078	5,853	3,316

T-Systems	5,078	16,498	5,389
Purchases of tangible and intangible assets	4,816	6,210	5,266

GHS	4,816	6,210	5,266

Total Group	143,141	113,210	106,548

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

31    SEGMENT INFORMATION (Continued)

	As at December 31,
	2006	2007
	(in HUF millions)
Assets
Goodwill	32,710	33,174
Associates and joint ventures	4,071	4,933
Assets held for sale	1,878	636
Other assets	413,041	390,481

T-Com	451,700	429,224
Goodwill	207,738	208,275
Assets held for sale	888	—
Other assets	248,328	260,796

T-Mobile	456,954	469,071
Goodwill	4,701	4,863
Associates and joint ventures	1,700	—
Assets held for sale	739	739
Other assets	31,512	32,550

T-Systems	38,652	38,152
Assets held for sale	3,320	3,018
Other assets	62,487	62,418

GHS	65,807	65,436
Inter-segment elimination	(17,911)	(5,987)

Total segment assets	995,202	995,896
Unallocated assets	136,393	139,682

Total assets of the Group	1,131,595	1,135,578

Liabilities
T-Com	54,595	65,274
T-Mobile	49,153	58,348
T-Systems	9,307	20,127
GHS	104,437	34,829
Inter-segment elimination	(17,911)	(5,987)

Total segment liabilities	199,581	172,591
Unallocated liabilities	338,847	381,294

Total liabilities of the Group	538,428	553,885

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

31    SEGMENT INFORMATION (Continued)

31.2  Secondary reporting format

        Magyar Telekom's segments primarily operate in Hungary, Macedonia and Montenegro. The Group also has Fixed line operations in Romania, Bulgaria and Ukraine, which are shown in one amount in the table below. The geographical segment reporting information is included in the tables below.

	For the year ended December 31,
	2005	2006	2007
	(in HUF millions)
Revenues
Revenue generated in Hungary	526,947	565,770	565,750
Less: inter-segment revenue	(1,020)	(2,254)	(3,474)

Revenue from external customers—Hungary	525,927	563,516	562,276
Revenue generated in Macedonia	67,547	74,056	74,332
Less: inter-segment revenue	(311)	(760)	(525)

Revenue from external customers—Macedonia	67,236	73,296	73,807
Revenue generated in Montenegro	20,521	30,683	35,747
Less: inter-segment revenue	(62)	(229)	(491)

Revenue from external customers—Montenegro	20,459	30,454	35,256
Revenue generated in other countries	2,133	4,784	6,489
Less: inter-segment revenues	(701)	(854)	(1,167)

Revenue from external customers—other countries	1,432	3,930	5,322

Total revenue of the Group	615,054	671,196	676,661

Additions to PPE and Intangible assets
Additions to Goodwill	—	10,377	520
Other additions due to business combinations	—	9,138	2,110
Purchases of tangible and intangible assets	84,764	77,875	83,538

Hungary	84,764	97,390	86,168
Additions to Goodwill	—	1,724	—
Other additions due to business combinations	—	—	—
Purchases of tangible and intangible assets	9,052	7,340	9,880

Macedonia	9,052	9,064	9,880
Additions to Goodwill	5,122	—	—
Other additions due to business combinations	38,645	—	—
Purchases of tangible and intangible assets	4,278	3,541	6,974

Montenegro	48,045	3,541	6,974
Additions to Goodwill	—	969	—
Other additions due to business combinations	—	129	—
Purchases of tangible and intangible assets	1,280	2,117	3,526

Other countries	1,280	3,215	3,526
Total Group	143,141	113,210	106,548

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

31    SEGMENT INFORMATION (Continued)

	As at December 31,
	2006	2007
	(in HUF millions)
Assets
Hungary	803,422	812,311
Macedonia	138,879	135,623
Montenegro	47,558	49,909
Other countries	6,690	8,352

Total	996,549	1,006,195
Inter-segment elimination	(1,347)	(10,299)

Total segment assets	995,202	995,896
Unallocated assets	136,393	139,682

Total assets of the Group	1,131,595	1,135,578

32    COMMITMENTS

32.1  Finance lease—Group as lessee

        Finance leases in 2006 and 2007 relate to the sale and lease back of spaces in buildings accommodating telephone exchanges. The average contract term of these leases is 10 years, and the contracts include renewal options but no purchase options.

        Future lease payments under finance leases related to sale and lease back transactions at December 31, 2006 and 2007 are as follows:

	2006			2007
	Present value	Interest component	Minimum lease payment	Present value	Interest component	Minimum lease payment
	Amounts in HUF millions
Within 1 year	124	274	398	222	324	546
1-5 years	668	794	1,462	872	866	1,738
After 5 years	585	280	865	561	247	808

Total	1,377	1,348	2,725	1,655	1,437	3,092

        Finance leases other than sale and lease back in 2007 mainly relate to vehicles and IT equipment. The average contract term of the leases is 3-5 years.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

32    COMMITMENTS (Continued)

        Future lease payments under finance leases other than sale and lease back transactions at December 31, 2006 and 2007 are as follows:

	At December 31, 2006			At December 31, 2007
	Present value	Interest component	Minimum lease payment	Present value	Interest component	Minimum lease payment
	Amounts in HUF millions
Within 1 year	288	99	387	437	163	600
1-5 years	1,071	129	1,200	1,131	280	1,411
After 5 years	—	—	—	147	19	166

Total	1,359	228	1,587	1,715	462	2,177

32.2  Operating lease—Group as lessee

        Operating lease commitments are mainly in respect of the rental of cell sites, and to a lesser extent, related to buildings, network and other telecommunications facilities.

	At December 31,
	2006	2007
	Amounts in HUF millions
Within 1 year	6,869	7,360
1-5 years	18,813	19,801
After 5 years	17,667	15,668

Total	43,349	42,829

        The lease commitments represent a high amount of individually immaterial lease agreements, the terms of which vary on a wide range, spanning from 3 to 20 years with renewal options in most cases.

32.3  Finance lease—Group as lessor

        Future lease receivables under finance leases at December 31, 2006 and 2007 are as follows:

	At December 31, 2006			At December 31, 2007
	Present value	Interest component	Minimum lease receipt	Present value	Interest component	Minimum lease receipt
	Amounts in HUF millions
Within 1 year	1,856	1,330	3,186	4,011	1,617	5,628
1-5 years	8,907	4,690	13,597	9,742	3,928	13,668
After 5 years	7,256	902	8,158	7,816	5,971	8,787

Total	18,019	6,922	24,941	21,569	6,514	28,083

        The interest component represents the unearned finance income. The present value due within one year is included in Other current financial assets, while the present value after one year is included in Other non current financial assets. The finance income accruing to the Group over the lease term is recognized in the income statement (Finance income).

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

32    COMMITMENTS (Continued)

32.4  Operating lease—Group as lessor

        The following table sets forth the future minimum lease payments receivable by the Group for the operating leases of PBX equipment where Magyar Telekom is the lessor.

At December 31, 2007
Minimum lease receipt
Amounts in HUF millions
Within 1 year	2,738
1-5 years	2,446
After 5 years	12

Total	5,196

32.5  Purchase commitments for tangible assets

        As of December 31, 2007, Magyar Telekom had contractual commitments for capital expenditures of HUF 12.6 billion (HUF 6.3 billion in 2006, HUF 3.2 billion in 2005) with the majority falling due within one year.

32.6  Commitments related to the extended GSM license of T-Mobile HU

        The Company renewed its mobile concession contract for use of the 900 MHz frequency band that expires on November 4, 2008 for an additional term of seven and a half years, as agreed with the Hungarian Government. At the same time, the Company agreed to carry out large-scale investment projects to further increase mobile broadband coverage. In addition to the payment of the HUF 10 billion concession fee, Magyar Telekom agreed with the Government to spend at least HUF 20 billion in the following two years (2008 and 2009) on further increasing mobile broadband coverage in Hungary.

33    RELATED PARTY TRANSACTIONS

33.1  Deutsche Telekom Group

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

        The Company's Hungarian mobile subsidiary, Westel was renamed as T-Mobile Hungary during 2004, while other Hungarian companies were renamed in 2005. The renaming continued in 2006 in Macedonia and Montenegro. The expenditures incurred in connection with the launch and promotion of the new

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

33    RELATED PARTY TRANSACTIONS (Continued)

brands and the loss of value caused by discontinuing the old brands were compensated in value by Deutsche Telekom AG. The compensation received was recognized in the income statement (Other operating income).

        The table below summarizes the above related party transactions with DT group.

	2005	2006	2007
	(in HUF millions)
Revenues from telecom services provided to DT Group	8,056	7,127	6,729
Costs of services provided by DT Group	(11,303)	(13,016)	(11,881)
Other income from DTAG	7,281	1,435	229
Interest expense to DTIF	(24,518)	(21,389)	(23,301)
Dividend paid to MagyarCom GmbH	(43,222)	—	(88,296)
Dividend payable to MagyarCom GmbH	—	(45,074)	—
Accounts receivable from DT Group	3,711	7,991	6,878
Accounts payable to MagyarCom Services Kft	(313)	(163)	(268)
Accounts payable to other DT Group companies	(3,254)	(6,044)	(7,256)
Accrued interests payable to DTIF	(6,198)	(3,756)	(5,210)
Loans payable to DTIF	(286,648)	(259,432)	(274,432)

        Deutsche Telekom has pledged its support for Magyar Telekom's financing needs through to June 30, 2009.

33.2  Governments

        Magyar Telekom provides services to Government departments and businesses in Hungary, Macedonia and Montenegro, but individually none of these customers represent a significant source of revenue.

33.3  Associates and joint ventures

        Hunsat is a joint venture founded by the Company (50%) and Antenna Hungária Rt. (50%). The revenues of Hunsat include commissions received from Hungarian telecommunications companies for the use of services of international satellite agencies. The operational transactions and balances with Hunsat are insignificant. Dividends received from Hunsat amounted to HUF 72 million in 2007 (2006: HUF 157 million, 2005: HUF 1,376 million).

        IKO-Telekom Média Holding (ITMH) is a joint venture holding company of Magyar Telekom and IKO Production Kft., with a 50-50% ownership. The transactions between the Group and ITMH are insignificant.

        M-RTL is an associate of Magyar Telekom. M-RTL is a television broadcast company that sells airtime through media agencies to Magyar Telekom, and Magyar Telekom provides telecom services to M-RTL mainly through an interactive service provider. Consequently, the direct operating transactions between M-RTL and the Group were insignificant. M-RTL declared dividends to Magyar Telekom directly and indirectly in an amount of HUF 750 million in 2007 (2006: HUF 605 million, 2005: HUF 550 million).

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

33    RELATED PARTY TRANSACTIONS (Continued)

33.4  Board and supervisory board members

        The remuneration of the members of the Company's Board of Directors amounted to HUF 11 million in 2007 (2006: HUF 8 million, 2005: HUF 10 million). The remuneration of the members of the Company's Supervisory Board amounted to HUF 42 million in 2007 (2006: HUF 17 million, 2005: HUF 14 million).

33.5  Key management

        Key management has been identified as the members of the Group's Management Committee, which is the main operational decision making body of Magyar Telekom.

        The table below shows in total the compensation expenses (including social security and other payroll related taxes) incurred by the Group in relation to the key management.

	At December 31,
	2005	2006	2007
	(in HUF millions)
Salaries and other short-term employee benefits	670	647	978
Contractual termination expense	350	432	1,129
Share based compensation (Note 24.1)	130	112	(123)

	1,150	1,191	1,984

        The Group does not provide loans to its key management.

        In 2001, DT's shareholders approved the introduction of the 2001 Stock Option Plan, resulting in the granting of stock options in 2001 and 2002. 50 percent of the options granted to each beneficiary may only be exercised following the end of a vesting period of two years. The remaining 50 percent of the options granted to each beneficiary may be exercised at the end of a vesting period of three years. All options are vested as December 31, 2007. The exercise price of the 2001 option is EUR 30.00, the term of the options runs until August 12, 2011. The exercise price of the 2002 option is EUR 12.36, the term of the options runs until July 14, 2012. At the time they were granted, the options of the 2001 and 2002 tranches had no intrinsic value, but a fair value of EUR 4.87 and EUR 3.79 respectively. The Company's Chief Financial Officer (CFO), who was a senior manager of DT at the time of the stock option, is a participant of the 2002 tranche, having 6,510 share options. Magyar Telekom does not have any potential obligation deriving from the CFO's share options.

        Further, the Company's CFO is also a participant of the 2004, 2005 and 2006 MTIP programs of DT, which are very similar to those of Magyar Telekom as described in Note 24.1.3, the difference being that the targets of the programs are tied to the performance of the DT shares. Magyar Telekom does not have any potential obligation deriving from the CFO's participation in DT's MTIP program.

        In 2001 and 2002, Deutsche Telekom granted stock appreciation rights (SARs) to employees in countries where it was not legally possible to issue stock options. Magyar Telekom employees only participated in the 2001 program. Each individual SAR entitles the plan participant to receive an amount in cash subject to these terms and conditions. Magyar Telekom does not have any potential obligation deriving from that contract, since Deutsche Telekom will pay the compensation, if any, to the participants, and further, the fair value of the SARs as at December 31, 2007 is estimated to be zero. No member of the

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

33    RELATED PARTY TRANSACTIONS (Continued)

current key management is a participant of the SAR program, but former members of the key management were participants of the 2001 SAR program.

34    DISCLOSURES ON FINANCIAL INSTRUMENTS

34.1  Categories of financial assets and liabilities

34.1.1  Financial assets

        The table below shows the categorization of financial assets as at December 31, 2006.

	Financial assets
Assets	Loans and receivables	Held-to- maturity	Available- for-sale	Held for trading	Carrying amount 2006	Fair value 2006
	(in HUF millions)
Cash and cash equivalents	60,207	—	—	—	60,207	60,207
Bank deposits with original maturities over 3 months	17,633	—	—	—	17,633	17,633
Trade receivables	89,149	—	—	—	89,149	89,149
Trade receivables over one year	586	—	—	—	586	567
Employee loans	5,014	—	—		5,014	4,940
Derivative financial instruments	—	—	—	378	378	378
Other current financial assets	482	—		—	482	482
Financial assets available for sale	—	—	458	—	458	458
Other non current financial asset	2,280	—	—	—	2,280	2,269

Total	175,351	—	458	378	176,187	176,083

        The table below shows the categorization of financial assets as at December 31, 2007.

	Financial assets
Assets	Loans and receivables	Held-to- maturity	Available- for-sale	Held for trading	Carrying amount 2007	Fair value 2007
	(in HUF millions)
Cash and cash equivalents	47,666	—	—	—	47,666	47,666
Bank deposits with original maturities over 3 months	58,053	—	—	—	58,053	58,053
Trade receivables	95,478	—	—	—	95,478	95,478
Trade receivables over one year	619	—	—	—	619	595
Employee loans	4,610	—	—	—	4,610	4,879
Derivative financial instruments	—	—	—	57	57	57
Loans to third parties	1,334	—	—	—	1,334	1,334
Other current financial assets	636	—	—	—	636	636
Financial assets available for sale	—	—	690	—	690	690
Other non current financial asset	841	—	—	—	841	897

Total	209,237	—	690	57	209,984	210,285

        All financial instruments are recognized initially at fair value. More details are provided on subsequent measurement of financial instruments in Note 2.4.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

34    DISCLOSURES ON FINANCIAL INSTRUMENTS (Continued)

        Cash and cash equivalents, trade receivables, other current financial assets and loans to third parties mainly have short times to maturity. For this reason, their carrying amounts at the reporting date approximate the fair values.

        The fair value of employee loans, trade receivables over one year and other non-current financial assets are determined by using discounted cash-flow valuation technique. The quarterly cash inflows from the employees are discounted by market based interest rates interpolated from the official Budapest and EUR Interest Rate Swap.

        The fair value of financial instruments that are not traded in an active market (derivative financial instruments) is determined by using discounted cash-flow valuation technique. The fair value of forward foreign exchange contracts is determined using quoted spot exchange rates and appropriate interest rates at the balance sheet date.

        Financial assets available for sale include investment in equity instruments that are measured at fair value.

        Finance lease receivables (2007: HUF 21,568 million, 2006: HUF 18,019 million) meet the criteria of a financial instrument, but these are recognized and measured according to IAS 17—Leases.

34.1.2  Financial liabilities

        The table below shows the categorization of financial liabilities as at December 31, 2006.

	Financial liabilities
Liabilities	Measured at amortized cost	Held for trading	Carrying amount 2006	Fair value 2006
	(in HUF millions)
Financial liabilities to related parties	263,188	—	263,188	268,102
Bank loans	47,394	—	47,394	47,394
Trade payables	81,392	—	81,392	81,392
Dividend payable	76,165	—	76,165	76,165
Nonconvertible bonds and debentures	194	—	194	142
Other current financial liabilities	1,776	—	1,776	1,776
Other non current financial liabilities	6,405	—	6,405	5,978

Total	476,514	—	476,514	480,949

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

34    DISCLOSURES ON FINANCIAL INSTRUMENTS (Continued)

        The table below shows the categorization of financial liabilities as at December 31, 2007.

	Financial liabilities
Liabilities	Measured at amortized cost	Held for trading	Carrying amount 2007	Fair value 2007
	(in HUF millions)
Financial liabilities to related parties	279,642	—	279,642	287,600
Bank loans	94,184	—	94,184	95,424
Trade payables	87,989	—	87,989	87,989
Dividend payable	151	—	151	151
Nonconvertible bonds and debentures	194	—	194	146
Other current financial liabilities	1,532	—	1,532	1,532
Other non current financial liabilities	3,827	—	3,827	3,566

Total	467,519	—	467,519	476,408

        The fair value of long term fixed-rate financial liabilities of a monetary nature (Financial liabilities to related parties, Bank loans and Nonconvertible bonds and debentures) is determined by using discounted cash-flow valuation technique. The cash flows of the liabilities are discounted by interest rates, which is reasonable to the Group for similar financial instruments. The carrying amount of floating-rate financial liabilities of monetary nature or expiring within one year, approximate the fair values at the reporting date, therefore these are not revalued.

        Fair value information on the financial liabilities is provided Notes 16 and 17.

        Trade payables and other current financial liabilities generally have short times to maturity, therefore the values reported approximate the fair values. As dividend payable is also a short-term liability, the carrying amount is a reasonable approximation of fair value.

        There is an item in other non current financial liabilities, the carrying amount of which is a reasonable approximation of fair value at December 31, 2006, as the liability was recognized in September 2006 and there were no significant changes in market interest rates in Q3 2006. The fair value of other items in other non current liabilities is determined by using discounted cash-flow valuation technique.

        Finance lease liabilities (2007: HUF 3,370 million, 2006: HUF 2,736 million) meet the criteria of a financial instrument, but these are recognized and measured according to IAS 17—Leases.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

34    DISCLOSURES ON FINANCIAL INSTRUMENTS (Continued)

34.2  Net gain/loss by financial instrument category

        The table below shows the net gains and losses by financial instruments in 2006.

		From subsequent measurement
	From interest	At fair value	Currency translation	Impairment loss	From derecognition	From fee expense	Net gain/loss 2006
	(in HUF millions)
Loans and receivables	3,304	—	(2,457)	(5,066)	—	(2,726)	(6,945)
Held-to-maturity investments	—	—	—	—	—	—	0
Available-for-sale financial assets	—	—	—	—	1,190	—	1,190
Financial instruments held for trading	—	377	—	—	—	—	377
Financial liabilities measured at amortized cost	(26,979)	—	1,798	—	—	(105)	(25,286)

Net gain/loss of financial instruments under the scope of IAS 39	(23,675)	377	(659)	(5,066)	1,190	(2,831)	(30,664)
Finance lease net interest income (out of scope of IAS 39)	188	—	—	—	—	—	188

        The table below shows the net gains and losses by financial instruments in 2007.

		From subsequent measurement
	From interest	At fair value	Currency translation	Impairment loss	From derecognition	From fee expense	Net gain/loss 2007
	(in HUF millions)
Loans and receivables	4,334	—	(799)	(3,193)	—	(3,120)	(2,804)
Held-to-maturity investments	—	—	—	—	—	—	—
Available-for-sale financial assets	—	233	—	—	—	—	233
Financial instruments held for trading	—	(321)	—	—	828	—	507
Financial liabilities measured at amortized cost	(31,147)	—	(457)	—		(427)	(32,005)

Net gain/loss of financial instruments under the scope of IAS 39	(26,813)	(88)	(1,256)	(3,193)	828	(3,514)	(34,069)
Finance lease net interest income (out of scope of IAS 39)	1,183	—	—	—	—	—	1,183

        There were no financial assets or liabilities, which were reclassified into another financial instrument category.

        No financial assets were transferred in such a way that part or all of the financial assets did not qualify for de-recognition.

        The Group has pledged no financial assets as collateral for liabilities or contingent liabilities.

        The carrying amount of financial assets that would otherwise be past due or impaired whose terms have been renegotiated is not material therefore no separate disclosure is provided on those.

        The amount of receivables that are individually determined to be impaired is not material, therefore, these are not disclosed separately.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

34    DISCLOSURES ON FINANCIAL INSTRUMENTS (Continued)

        The Group does not have compound financial instruments with multiple embedded derivatives.

        There were no defaults and breaches in connection with loans payable.

35    CONTINGENT LIABILITIES

        The most significant contingent liabilities of Group are described below. No provisions have been recognized for any of these cases as the management estimates that it is unlikely that these would result in economic outflows from the Group.

35.1  Compensation for unjustified termination of a contract by T-Mobile MK

        In January 2002, T-Mobile MK and Newsphone signed an agreement, including a 3-month trial period, for the collection of T-Mobile MK's overdue receivables. After the expiration of the 3-months trial period, T-Mobile MK terminated this contract in April 2002 due to breaches of the contractual obligations by Newsphone. Newsphone initiated a lawsuit in April 2003 requesting damage compensation for foregone profit and compensation for services already rendered. Expertise ordered by the court to review the figures and results of the cooperation between the parties during the trial period concluded on their review mostly in favor of T-Mobile MK. Management estimates it unlikely that Newsphone would win the court case against T-Mobile MK. The potential loss from the claim is approximately HUF 1,200 million. The first instance decision will be made by a primary court of Macedonia, the timing of which is uncertain.

35.2  Alleged abuse of dominant position by Maktel on wholesale ADSL market

        In September 2007, the CPC stated that Maktel had been abusing its dominant position as it did not offer wholesale ADSL service for its competitors, while it started its own ADSL service and it also did not make 3rd party billing possible for other providers. Management estimates it unlikely that the CPC would win the court case against Maktel. The potential loss from the claim is approximately HUF 600 million. The final decision will be made by the Administrative Court of Macedonia, the timing of which is uncertain.

        Maktel's competitors have sued Maktel for damage compensation based on the above decision of the CPC. Management estimates it unlikely that the competitors would win the court cases against Maktel. The potential loss from the claim is approximately HUF 1,100 million. The first instance decisions will be made by a primary court of Macedonia, the timing of which is uncertain.

35.3  Alleged abuse of dominant position by Maktel by charging administrative fee

        In February 2006, the CPC initiated procedure against MakTel for abusing dominant position by charging an administrative fee to the customers in an amount of 2% of the subscribers' bill. Starting from June, 2006 MakTel stopped charging 2% administrative fee and implemented a fixed charge for covering the costs for preparation of the bill in fixed amount. In January 2007, the CPC established that MakTel abused its dominant position by charging the fixed fee and officially prohibited MakTel from charging the fixed amount or any additional amount for covering of the expenses for preparation of the bills. MakTel stopped charging the administrative fee from March 2007 showing the intention to comply with the CPC decisions. In June 2007, the CPC imposed a fine of approximately HUF 600 million for the misdemeanor Maktel had committed before discontinuing charging these fees. MakTel appealed against the above CPC resolutions.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

35    CONTINGENT LIABILITIES (Continued)

        On May 5, 2008, Maktel received the judgment of the Administrative Court, which annulled the decision of the CPC. The judgment is final and enforceable. The Administrative Court stated in its decision that the misdemeanor procedure in this case could not have been conducted by the misdemeanor body established by the CPC due to the fact that the CPC did not have a legal authority to proceed and to decide upon the matter as a misdemeanor body, in accordance with the Law on the Protection of Competition. The Administrative Court also stated that the body competent for resolving the misdemeanor procedure would be the first instance court in Skopje due to the fact that the disputed decision on a misdemeanor is in contravention of the Law on the Protection of Competition and the Law on Misdemeanors.

35.4  Dispute around MakTel's Reference Interconnection Offer (MATERIO)

        In December 2006 the Macedonian Commission of Agency for Electronic Communications (the Agency) brought a decision requesting MakTel to change its MATERIO fees. MakTel appealed against the decision, which was rejected by the Agency. Subsequent to the rejection, MakTel submitted its adjusted MATERIO fees (calculated in accordance with the existing regulation for interconnections fees determination) to the Agency for final approval, which the Agency refused. The Agency initiated a misdemeanor procedure at a Macedonian primary court accusing MakTel of committing misdemeanor by not adjusting its MATERIO prices as per their request. Management believes that MakTel's action can not be prescribed as misdemeanor at the time, and no misdemeanor sanction can be applied according to the general legal clauses that one cannot be convicted of misdemeanor if its action is not prescribed as misdemeanor by the law, and consequently there is no sanction prescribed for the action by law. Therefore, management estimates it unlikely that the Agency would win the court case against Maktel. The potential loss from the claim is approximately HUF 4.4 billion, as a theoretical maximum of 10% of MakTel's annual revenue. In March 2008, Maktel received the decision of the Primary Court, which released Maktel from responsibility in this case. There is a possibility the Agency will appeal this decision.

35.5  Maktel's dispute on fixed-to-mobile termination fees

        In 2005, MakTel changed the retail prices for the traffic from fixed to mobile network. According to the interconnection agreements with mobile operators the change in retail prices automatically decreased interconnection fees for termination in the mobile networks. In February 2006, one of the Macedonian mobile operators, Cosmofon, submitted to the Commission of Agency for Electronic Communications (Agency) a request for dispute resolution with reference to the termination prices. The Agency rejected the requests of Cosmofon as "ungrounded". This decision of the Agency was appealed by Cosmofon by filing a law suit at the Administrative Court of Macedonia. The potential loss from the claim is approximately HUF 370 million, but the management estimates it unlikely that this would result in any loss. The final decision will be made by the Administrative Court of Macedonia, the timing of which is uncertain.

35.6  Potential personal income tax implications of the employee termination in Montenegro

        In 2005 and 2006 CT offered a voluntary lay-off program with beneficial terms for employees accepting the offer. There are legal disputes between CT and its former employees (see Note 19.3.2). Depending on the outcome of the clarification with the Montenegrin Ministry of Finance and tax authorities, any additional payment to these former employees may trigger the payment of taxes and contributions in addition in the maximum total amount of approximately HUF 700 million, for which no

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

35    CONTINGENT LIABILITIES (Continued)

provision has been recognized due to the uncertainties around the outcome and the timing of this potential liability. Magyar Telekom believes that the additional severance payment has a damage compensation nature which does not trigger payment of taxes and contributions.

35.7  Arbitration procedure initiated by fellow owner for non-approval of sale of shareholding

        The shares of M-RTL are owned by CLT-UFA S.A. (49 percent), IKO-Telekom (31 percent) and Pearson (20 percent). Pearson intended to sell its shares to KOS Beteiligungs Verwaltungsgesellschaft mbH ("KOS") which deal was not approved by the Extraordinary General Meeting of M-RTL. Pearson initiated a lawsuit against M-RTL and IKO-Telekom claiming that this disapproval was unlawful and initiated proceedings at the International Chamber of Commerce, Paris and is seeking the annulment of the resolution, registration of KOS as a shareholder of M-RTL and possible damages. The arbitration procedure shall be carried out under German procedural law and Hungarian substantive law. If the sale of shares will be completed, Pearson claims the interest arising from the delay in the payment. If the sale of shares will not be completed, Pearson will claim full compensation, the amount of which is not yet specified. Management estimates that the maximum exposure is HUF 1,000 million, the outflow of which is unlikely, therefore no provision was recorded.

35.8  Claim filed against Maktel by FOKUSNET for reimbursement of damages

        A Macedonian ISP, FOKUSNET, initiated a procedure against Maktel before the CPC for abuse of dominant position in the market for access to data transfer networks between January 15, 2002 and August 1, 2006. FOKUSNET requested damages in the amount of HUF 500 million. In its decision dated on May 4, 2007, the CPC stated that Maktel abused its dominant position in the market for data transmission network access, however, the CPC had no legal ground to impose a fine on Maktel. Further, management believes that FOKUSNET will not be able to prove its position at the relevant court and therefore the Group will not be subject to any damage compensation.

36    EVENTS AFTER THE BALANCE SHEET DATE

36.1  Privatization tender for Telekom Slovenia

        Following the completion of due diligence Magyar Telekom filed a binding bid in the public tender of the Republic of Slovenia for the sale of an equity participation in Telekom Slovenije d.d. on January 4, 2008. Later in January it was announced that the Company had not been selected to proceed to the next stage in the public tender process.

36.2  Termination of a significant T-Systems contract

        Pursuant to the decree of the Metropolitan Court in October 2007, a liquidation procedure was ordered to start against T-Systems Hungary (TSH) due to its debts (HUF 19 million) towards a creditor. The date of the publication in the Companies Gazette and the starting date of the insolvency/liquidation process was January 3, 2008.

        TSH merged into IQSYS, which had been registered by the Court of Registry on December 31, 2007. At the same time TSH was deleted from the Companies Registry on December 31, 2007. The debt was paid to the creditor by the legal successor company (IQSYS). Consequently, the Metropolitan Court dated January 15, 2008 withdrew its decree which stated the insolvency of and ordered the insolvency/liquidation

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

36    EVENTS AFTER THE BALANCE SHEET DATE (Continued)

proceeding against TSH, and terminated the insolvency/liquidation proceeding. According to this decree, as of the starting date of the insolvency/liquidation proceeding (i.e. on January 3, 2008), T-Systems Hungary Kft. did not exist, because it had been deleted from the Companies Registry by the Metropolitan Court acting as Court of Registry dated December 31, 2007.

        On January 18, 2008, a large T-Systems customer sent a termination letter with immediate effect regarding the long term contract entered into in September 2001, as the customer considered that the Court ordered the liquidation in 2007 was a cause for termination with immediate effect under a provision of the said contract. The customer also found injurious that TSH did not duly fulfill its obligation to provide information on the liquidation process. On January 21, 2008 IQSYS indicated in its response that it does not accept the termination with immediate effect, taking into consideration that the company is not insolvent, and the Metropolitan Court has terminated the insolvency/liquidation proceeding and has withdrawn its decree on ordering the insolvency/liquidation proceeding.

        The agreement guaranteed the right for the customer to terminate the contract with immediate effect, because the underlying cause had occurred. However, the starting date of the insolvency/liquidation proceeding is January 3, 2008, and on this date TSH did not exist. On the date of the termination letter with immediate effect (January 18, 2008) the service provider (IQSYS, the legal successor of TSH) was not insolvent. The value of the dispute is not more than HUF 2.5 billion. We have recognized an impairment loss of HUF 1,500 million of the finance lease receivable from the customer as at December 31, 2007 based on the management's estimate.

        The parties have reached an agreement by which the immediate termination has been withdrawn, and instead, an amendment of the contract has been signed effective from April 30, 2008 with various possible end dates, but not earlier than December 31, 2008. The parties are still in negotiation regarding the exact scope of assets, services and employees to be handed over at the currently undefined end of the contract period and the consideration payable for those. The agreement, however, is considered a non-adjusting post balance sheet event.

        The investigations initiated by Magyar Telekom as to the cause of the liquidation process by TSH have been closed, criminal charges have been filed at the police and remedial measures have been initiated.

36.3  Sale of a subsidiary

        MakTel signed an agreement in February 2008 to sell its subsidiary, Montmak for a consideration of EUR 5 million. Montmak owns and operates a beach hotel facility on Montenegro's Adriatic coast. The Group will realize a gain of approximately HUF 1.2 billion on the sale, which will be recognized in 2008.

36.4  T-Mobile MK designated as SMP in 2008

        TM MK has been designated as a Significant Market Player on mobile voice termination market in Macedonia. Accordingly, a Reference Interconnection Offer has been submitted to the AEC. On March 28, 2008 the AEC decided to significantly decrease the mobile termination rates. However, this initial decision of the AEC is not executable, as on April 16, 2008, TM MK submitted its appeal against the decision to the Commission of the AEC.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

36    EVENTS AFTER THE BALANCE SHEET DATE (Continued)

36.5  Software license claims

        Magyar Telekom has been using an out-of-the-box software with a number of customized functions and extensions since 2003. The vendor conducted a software license audit at Magyar Telekom in March 2008 based on its contractual rights. As a result of the audit, the vendor claims that Magyar Telekom has been using more deployments of the software and for a wider purpose than what the license is for. Magyar Telekom refuses these claims as we debate and reject the vendor's such interpretation of the license contract. As the vendor has not quantified its claims yet, we can not reliably estimate the potential exposure.

36.6  Other events

        Certain events that took place in 2008 had an impact on the provisions and contingent liabilities of the Group. These events have been disclosed in Notes 19.3.4, 35.3 and 35.4.

QuickLinks

TABLE OF CONTENTS
Certain Defined Terms and Conventions
Forward-looking Statements
PART I
ITEM 1—IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
ITEM 2—OFFER STATISTICS AND EXPECTED TIMETABLE
ITEM 3—KEY INFORMATION SELECTED FINANCIAL DATA
EXCHANGE RATE INFORMATION
RISK FACTORS
ITEM 4—INFORMATION ON THE COMPANY ORGANIZATION
HISTORY AND DEVELOPMENT
DESCRIPTION OF BUSINESS AND ITS SEGMENTS
STRATEGY
OVERVIEW OF MAGYAR TELEKOM'S REVENUES AND PRINCIPAL ACTIVITIES
T-COM AND T-SYSTEMS
T-MOBILE
MARKETING AND DISTRIBUTION
COMPETITION
DEPENDENCE ON PATENTS, LICENSES, CUSTOMERS, INDUSTRIAL, COMMERCIAL AND FINANCIAL CONTRACTS
REGULATION
PRICING
ORGANIZATIONAL STRUCTURE
PROPERTY, PLANTS AND EQUIPMENT
INFRASTRUCTURE AND TECHNOLOGY
ENVIRONMENT PROTECTION
ITEM 4A—UNRESOLVED STAFF COMMENTS
ITEM 5—OPERATING AND FINANCIAL REVIEW AND PROSPECTS
MANAGEMENT OVERVIEW
OPERATIONS REVIEW—GROUP
OPERATIONS REVIEW—BY SEGMENT
LIQUIDITY AND CAPITAL RESOURCES
RESEARCH AND DEVELOPMENT
RISK MANAGEMENT POLICIES
ITEM 6—DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
ITEM 8—FINANCIAL INFORMATION
CONSOLIDATED FINANCIAL STATEMENTS
OTHER FINANCIAL INFORMATION
ITEM 9—THE OFFER AND LISTING
ITEM 10—ADDITIONAL INFORMATION
ITEM 11—QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
ITEM 12—DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
ITEM 13—DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
ITEM 14—MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
ITEM 15—CONTROLS AND PROCEDURES
ITEM 16A—AUDIT COMMITTEE FINANCIAL EXPERT
ITEM 16B—CODE OF ETHICS
ITEM 16C—PRINCIPAL ACCOUNTANT FEES AND SERVICES
ITEM 16D—EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
ITEM 16E—PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
PART III
ITEM 17—FINANCIAL STATEMENTS
ITEM 18—FINANCIAL STATEMENTS
ITEM 19—EXHIBITS
SIGNATURES
MAGYAR TELEKOM INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF MAGYAR TELEKOM PLC.
MAGYAR TELEKOM CONSOLIDATED BALANCE SHEETS
MAGYAR TELEKOM CONSOLIDATED INCOME STATEMENTS
MAGYAR TELEKOM CONSOLIDATED CASHFLOW STATEMENTS
MAGYAR TELEKOM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (notes)
MAGYAR TELEKOM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS