Form 20-F
period 2008-12-31
Magyar Telekom Plc.
filed 2009-05-21
CIK 1047564

Use these links to rapidly review the document

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on May 21, 2009

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

Ordinary Shares......1,042,745,615 nominal value HUF 100 per share (as of December 31, 2008)

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

         Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

        In this annual report, the term "Minister" refers to the Minister heading the Ministry of Transport, Telecommunications and Energy.

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

ITEM 2—OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3—KEY INFORMATION

SELECTED FINANCIAL DATA

        This selected consolidated financial and statistical information should be read together with the consolidated financial statements, including the accompanying notes, included in this annual report. We derived these financial data from our consolidated financial statements as of and for the years ended December 31, 2004, 2005, 2006, 2007 and 2008 and the accompanying notes, which have been audited by PricewaterhouseCoopers Könyvvizsgáló és Gazdasági Tanácsadó Kft. ("PwC"). These consolidated financial data are qualified by reference to our consolidated financial statements and accompanying notes, which we have prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

	Year ended December 31,
	2004	2005	2006	2007	2008	2008
	HUF	HUF	HUF	HUF	HUF	U.S.$(1)
	(in millions, except per share amounts)
Consolidated Income Statement Data:
Amounts in accordance with IFRS
Revenues	596,792	615,054	671,196	676,661	673,056	3,582
Operating profit	93,719	141,754	136,391	128,312	162,258	863
Net income	34,641	78,415	75,453	60,155	93,008	495
Operating profit per share	90.30	136.46	131.10	123.25	155.83	0.83
Basic earnings per share	33.38	75.49	72.53	57.78	89.32	0.48
Diluted earnings per share	33.37	75.46	72.51	57.78	89.32	0.48
Consolidated Balance Sheet Data:
Amounts in accordance with IFRS
Total assets	1,029,568	1,082,948	1,131,595	1,135,578	1,168,856	6,220
Net assets	576,664	597,694	593,167	581,693	600,342	3,195
Common stock	104,281	104,281	104,277	104,275	104,275	555
Total shareholders' equity	516,567	527,567	526,039	514,998	537,263	2,859

	Year ended December 31,
	2004	2005	2006	2007	2008
	(in millions)
Other data:
Weighted average number of shares
Basic	1,038	1,039	1,040	1,041	1,041
Diluted	1,038	1,039	1,041	1,041	1,041

(1)
Translated into U.S. dollars at the official exchange rate of the National Bank of Hungary on December 31, 2008 of U.S. dollar 1.00 = HUF 187.91. These translations are unaudited and presented for convenience purposes only.

Dividends

        The following table sets forth the dividend per Magyar Telekom ordinary share for the years 2004, 2005, 2006, 2007 and 2008. The table shows the dividend amounts in Hungarian forints, together with U.S. dollar equivalents, for each of the years indicated.

	Dividend Paid Per Ordinary Share
	HUF	U.S.$(1)
Year
2004	70	0.3883
2005	73	0.3418
2006	70	0.3653
2007	74	0.4287
2008	74	0.3938

(1)
Translated into U.S. dollars at the official exchange rate of the National Bank of Hungary on December 31, 2008 of U.S. dollar 1.00 = HUF 187.91, December 31, 2007 of U.S. dollar 1.00 = HUF 172.61, December 31, 2006 of U.S. dollar 1.00 = 191.62; December 31, 2005 of U.S. dollar 1.00 = HUF 213.58 and on December 31, 2004 of U.S. dollar 1.00 = HUF 180.29.

EXCHANGE RATE INFORMATION

        As used in this document, "Hungarian forint" or "HUF" mean the lawful currency of Hungary. "EUR", "euro" or "€" mean the single unified currency of the European Union ("EU"). "U.S. dollar," "USD" or "$" mean the lawful currency of the United States.

        The National Bank of Hungary ("NBH") quotes and publishes official exchange rates of the Hungarian forint for all major currencies based on prevailing market rates. Unless otherwise stated, conversion of Hungarian forint into U.S. dollars have been made at the rate of USD 1.00 to HUF 187.91, which was the official rate quoted and published on December 31, 2008 (last working day in Hungary in 2008).

        On any given day, the market exchange rate of the Hungarian forint against the euro may vary from the official rate of the NBH. Prior to May 4, 2001, the NBH had a policy of intervening in the foreign exchange market, if the market exchange rate of the Hungarian forint against the euro deviated more than 2.25 percent above or below the official rate. On May 4, 2001, the NBH announced that it had widened this intervention band to 15 percent above and below the official rate. The central parity was set at 282.36 HUF/EUR rate. As of February 26, 2008, the NBH terminated the intervention band. The floating exchange rate allows the NBH to focus more effectively on the inflation targets.

        The following tables set forth, for the periods and dates indicated, the period-end, average, high and low official rates quoted and published by the NBH for Hungarian forint per U.S. $1.00 and EUR 1.00.

	Exchange Rates (amounts in HUF/U.S.$)
	Period-End	Average(1)	High	Low
Year
2004	180.29	202.63	217.24	180.19
2005	213.58	199.66	217.54	180.58
2006	191.62	210.51	225.01	191.02
2007	172.61	183.83	199.52	171.13
2008	187.91	171.80	218.76	144.11
2008
November	201.76	208.22	217.42	200.35
December	187.91	196.78	207.17	182.64
2009
January	229.70	211.69	229.70	194.37
February	234.09	233.34	244.73	224.77
March	233.00	233.54	249.29	221.46
April	215.55	223.70	232.71	215.55

(1)
The average of the exchange rates on each business day during the relevant period.

	Exchange Rates (amounts in HUF/EUR)
	Period-End	Average(1)	High	Low
Year
2004	245.93	251.68	270.00	243.42
2005	252.73	248.05	255.93	241.42
2006	252.30	264.27	282.69	249.55
2007	253.35	251.31	261.17	244.96
2008	264.78	251.25	275.79	229.11
2008
November	259.59	265.16	272.03	257.13
December	264.78	264.15	268.57	260.76
2009
January	294.93	279.84	294.93	264.86
February	296.54	298.53	307.75	289.78
March	309.22	304.36	316.00	295.00
April	287.52	295.13	307.13	287.52

(1)
The average of the exchange rates on each business day during the relevant period.

        As of May 20, 2009, the official rate for Hungarian forint per U.S.$ 1.00 and EUR 1.00 was 202.75 and 276.85, respectively.

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

        The Electronic Communications Act of 2003 ("Electronic Communications Act"), which came into force in January 2004, was enacted by the Parliament to achieve harmonization of the telecommunications regulatory regime in Hungary with the New Regulatory Framework ("NRF") of the EU for electronic communications adopted in 2002, and to encourage further competition in the market. The NRF is currently under review in the EU; however, according to our expectations, the amended regulation will not affect business activities earlier than November 2010.

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

        The NCA carried out a market analysis procedure and has reached its final findings on 17 out of 18 relevant markets identified in an applicable decree in 2004. Under these findings, Magyar Telekom was found to have SMP on 13 of the 16 markets (i.e., markets 1-9, 11-13 and 16). By the end of March 2008, the NCA had published new SMP resolutions concerning 17 markets out of the 18 in the second round of market analyses. Out of these 17 markets, Magyar Telekom was identified as an operator with SMP in all but four markets. As a result, the NCA imposed various obligations on Magyar Telekom with respect to these markets. See "Item 4—Regulation and Pricing".

        The Recommendation of the European Commission on relevant product and service markets within the electronic communications sector susceptible to ex ante regulation in accordance with Directive 2002/21/EC of the European Parliament and of the Council on a common regulatory framework for electronic communication networks and services (2003/311/EC) ("Recommendation"), the regulation on which the market analysis procedure of the NCA is based, was also reviewed by the EU during 2006 and 2007. This new Recommendation entered into force on December 17, 2007. As a result of the EU review, the number of relevant markets decreased from 18 to 7. Magyar Telekom is currently identified as having SMP in all of the 7 remaining markets as well as in all retail markets cancelled from the list of relevant markets. The new Recommendation is expected to become effective in the current round of market analyses by the NCA, which are expected to be completed in 2009. Consequently, the new Recommendation will not affect Magyar Telekom's business activities in the short term. In the long term, we do not expect to be identified as an operator with SMP in market 7 (minimal set of leased lines) and we expect our obligation to provide such services to be abolished. Due to the cancellation of market 15 (mobile origination market), it would be more difficult for the NCA to mandate an access obligation on the mobile operations of Magyar Telekom Plc. (T-Mobile Hungary, "TMH") to introduce Mobile Virtual Network Operators ("MVNOs"). The extension of the definition of market 11 (unbundling of the local loops) from copper to optical networks makes the extension of the unbundling obligation to Magyar

Telekom's new technology (optical) networks easier for the NCA. This is expected to have an adverse impact on our business results.

        In 2008, Magyar Telekom launched a widespread optical network deployment program, under which approximately 780,000 households will be connected via optical solution by the end of 2013. Currently there is no specific regulation imposed on optical networks on the Hungarian telecommunications market, but there is ongoing consultation on this issue. In the event the NCA decides to impose regulations on optical networks, it would affect both the wholesale and the retail market. This decision is expected in 2009.

        On October 22, 2008, the NCA published comparative biddings for the spectrum usage rights of 450 MHz/GSM/UMTS/26 GHz spectrum blocks. Magyar Telekom and the two other mobile incumbents were excluded from the auctions for the 450 MHz and the 4th GSM/UMTS spectrum blocks. Winners of the auctions were expected to be announced at the latest by end of January 2009, however the NCA postponed the decisions on the results of the bids. On March 16, 2009, the NCA cancelled the auction for the 4th GSM/UMTS spectrum package referring to the economic recession, which made the bids questionable from a financing and profitability point of view. On April 24, 2009, the Council of the NCA dismissed the appeals of three bidders, who may go to the Municipal Court asking for the review of the decision of second instance. On April 30, 2009, the NCA declared the auction for the 450 MHz spectrum block unsuccessful in a decision of first instance, while the auctions for the two 26 GHz spectrum blocks successful. Magyar Telekom won the 26 GHz spectrum block it had bid for, while the other block was won by Antenna Hungária Zrt. GTS Datanet, the unsuccessful bidder of the 26 GHz band ?E" block—won by Antenna Hungária Zrt—appealed against the decision of the NCA on the basis of alleged procedural mistakes. The appeal does not have any effect on Magyar Telekom's successful bid for the 26 GHz band ?D" block. Unsatisfied bidders for the 450 MHz spectrum block may also appeal against the decision of the NCA.

        As a result of the dismissal of their appeals, bidders are expected to litigate. Currently we do not know whether bidders for the 450 MHz band will also appeal the annulment of the tender. There is a low probability of successful appeals against the NCA decisions. However, should the court order a new tender procedure that might be successful in the future, the market entry of new mobile service providers would involve business risks for Magyar Telekom. Using the 450 MHz spectrum block frequency and the CDMA2000 technology the new operator would be able to provide both voice and wireless broadband services mainly on rural areas (smaller cities, villages) from the second half of 2009 at the earliest. These offers would primarily impact our fixed line broadband market on rural areas. Using the fourth license, the new operator would be able to provide full-scale mobile communications services impacting our mobile business significantly.

        National Digital Public Utility.    The government published a proposal entitled "National Digital Public Utility" at the end of 2008. This is a homogeneous and integrated optical backbone and regional transmission network created by the government to secure access to all Hungarian towns. Its financing is planned through the reallocation of EU resources. This network would satisfy the government's telecommunications infrastructure needs. It would operate in a self-sustaining, non-profit way based on the principle of open access, generating revenues from the provision of wholesale services. The full or partial implementation of the concept may have direct impact on Magyar Telekom's network solutions and could indirectly affect the Company's operation.

        In addition, our businesses in Macedonia, Montenegro and Bulgaria are also subject to various regulatory developments. One of the potential consequences of the new law on Electronic Communications in Montenegro is the compulsory introduction of second based billing in 2009 impacting both mobile and fixed revenues.

        In Macedonia, in particular, the current and possible future SMP status of T-Mobile Macedonia on various markets may lead to lower mobile termination rates and additional obligations.

        The European Commission plans to introduce a recommendation on termination rates by prescribing detailed cost accounting methodology to be applied over a set timeframe by the national regulatory authorities ("NRAs"). As a result, it is possible that TMH's termination rates will be reduced to a lower level than intended by the NCA by 2012. The regulation of termination rates at the EU level can lead to interventions by the Macedonian and Montenegrin regulator as well.

        We cannot fully anticipate the combined impact of these and other regulatory developments on our business and results of operations. Our business and results of operations may be adversely affected by these changes.

We are subject to more intense competition due to the liberalization of the telecommunications sector.

        The scope of competition and any adverse effect on our results depend on a variety of factors that we cannot assess with precision and are for the most part not within our control. Among such factors are business strategies and capabilities of new competitors, prevailing market conditions, as well as the effectiveness of our efforts to prepare for new market conditions. Specific risks include continuous downward pressure on tariff levels, loss of customers as a result of unbundled access to the local loop, loss of fixed line customers as a result of introducing "naked" Asymmetrical Digital Subscriber Line ("ADSL"), competition from alternative operators using new technologies (such as voice over Internet Protocol technology, "VoIP", or cable television, "VoCATV") and migration to lower priced Internet price plans as a result of speed upgrades. In addition, the declining prices of mobile telecommunications services also lead to the migration of fixed line customers.

        The most significant trend in the fixed line market is the increasing share of double-play ("2Play") or triple-play ("3Play") offers which may result in discounts on purchased services for customers. In Hungary, cable penetration is above the European average. From a competition point of view, the non-regulated cable television operators may be able to give more flexible price structure than the regulated market players, such as Magyar Telekom. In case of increasing price competition, this may narrow our ability to give adequate market responses against the competitors' actions.

        In the mobile communications business, we already face intense competition. As all telecommunications markets have become increasingly saturated, the focus of competition has shifted from customer acquisition to retention. Significant customer defections could have an adverse effect on results of operations, and customer acquisition and retention expenses are substantial. Due to the increased level of competition and new price plans, prices for mobile telephone services have been declining over the past several years and may continue to decline.

        New market models using Internet-based messaging and communication services may adversely affect both of our fixed line and mobile voice and messaging services.

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

        Competition posed by new entrants in Macedonia and Montenegro may result in a downward pressure on pricing, sales volume and profitability, which would have an adverse effect on our financial condition and results of operations.

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

        Next Generation Network ("NGN") is the main stream of technical development that gives the general framework for reaching most of our business strategic goals and for transforming the company. Our NGN strategy focuses on overlay NGN. This approach means that the new technology is built in parallel to the existing network, not in substitution or replacement of existing technology, and we build and use the new technology for introducing new services. In addition, we use the NGN for network transformation by migrating our legacy networks to NGN (IP Multimedia Subsystem based) to change the technology and platform to further provide legacy services and features at a lower operational cost level. Our Next Generation Fixed Access strategy is to widely deploy FTTx (optical network) and EuroDocsis3.0 technology for upgrading cable network.

        We have planned migration to NGN on the basis of recent trends in the telecommunications industry: as vendors allocate resources to develop NGN, they significantly increase legacy system support fees and development costs, we face increasing risk of failures due to aging technology, which may result in revenue loss and stimulate higher churn. The risk of failing to overlay NGN development is that we miss gaining new revenues from broadband-based services and applications as well as integrated, convergent service provision (3Play, quadruple-play, ("4Play")), while we lose traditional business.

        Many of our competitors have started to invest in deploying Next Generation Access network, which might be a threat to the value of our existing network.

        After merging the mobile and fixed line technology areas of the Company, in order to improve the efficiency of the customer service function, we intend to unify the IT and Customer Relationship Management systems that support daily business, the sale of new products and the management of customers. If these development processes are drawn out over time and if the various systems continue to operate concurrently for a longer period, this could contribute to more significant churn and a faster decline in our revenues.

        Due to the accelerated network development of our competitors in the last few years, our services face competition from broadband products of other service providers. The development of this parallel infrastructure affects the price level and the available penetration of our services as well as the return of our investments.

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

        TMH launched Third Generation ("3G") based services in Hungary in 2005 before any of its competitors. TMH is currently upgrading the network infrastructure to better provide the new generation of services. However, new alternative technologies and standards, e.g., Wireless Fidelity ("WiFi"), World Interoperability for Microwave Access ("WiMAX"), or VoIP, may keep consumers from choosing 3G-based services. These new technologies, especially VoIP, also endanger our fixed line voice business. We are not able to predict at the moment which of these competing technologies will be the most widely accepted platform, however we think that High Speed Downlink Packet Access ("HSDPA") and High Speed Uplink Packet Access ("HSUPA") enabled 3G network, and later the Long Term Evolution ("LTE", 4G) standard are the most likely candidates. There is a frequency spectrum allocation risk for LTE, because currently there is no frequency spectrum available, on which the LTE service could be launched without making compromise.

        Our subsidiary, Pro-M Professzionális Mobilrádió Zrt. ("Pro-M"), also faces risks resulting from technological changes, since the Terrestrial Trunked Radio ("TETRA") technology is evolving according to customer demands. To neutralize this risk, Pro-M needs to keep pace with new developments and apply these to its network, while considering capital expenditure requirements.

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

        The telecommunications industry is undergoing a major change globally with an effect on the Hungarian market as well. We have considered these market trends including changes in technology, customer requirements, competition and regulation, and accordingly, we have planned our operational restructuring to be in line with these market trends. Our new operational model effective from 2008 is based on customer segments and also provides a solid basis to capture long-term growth. We have designed our new operational model according to our best current knowledge of market trends and our business needs; however, the future business environment might evolve into currently not foreseen directions that will require us to adjust the operational model to date.

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

        As previously disclosed, in the course of conducting their audit of Magyar Telekom's 2005 financial statements, PwC identified two contracts the nature and business purposes of which were not readily apparent to them. In February 2006, the Company's Audit Committee retained White & Case (the "independent investigators"), as its independent legal counsel, to conduct an internal investigation into whether the Company had made payments under those, or other contracts, potentially prohibited by U.S. laws or regulations, including the Foreign Corrupt Practices Act ("FCPA"), or internal Company policy. The Company's Audit Committee also informed the U.S. Department of Justice ("DOJ") and the U.S. Securities and Exchange Commission ("SEC"), and the Hungarian Supervisory Financial Authority ("HSFA") of the internal investigation.

        Based on the documentation and other evidence obtained by it, White & Case preliminarily concluded that there was reason to believe four consulting contracts entered into in 2005 were entered into to serve improper objectives, and further found that during 2006 certain employees had destroyed evidence that was relevant to the investigation. White & Case also identified several contracts at our Macedonian subsidiary that could warrant further review. In February 2007, our Board of Directors determined that those contracts should be reviewed and expanded the scope of the internal investigation to cover these additional contracts and any related or similarly questionable contracts or payments. In May 2008, the independent investigators provided us with a "Status Report on the Macedonian Phase of the Independent Investigation." In the Status Report, White & Case stated, among other things, that "there is affirmative evidence of illegitimacy in the formation and/or performance" of six contracts for advisory, marketing, acquisition due-diligence and/or lobbying services in Macedonia, entered into between 2004 and 2006 between us and/or various of our affiliates on the one hand, and a Cyprus-based consulting company and/or its affiliates on the other hand, under which we and/or our affiliates paid a total of over EUR 6.7 million. The internal investigation is continuing into these and other contracts and certain related issues identified by the independent investigators.

        In 2007, the Supreme State Prosecutor of the Republic of Montenegro informed the Board of Directors of Crnogorski Telekom, our Montenegrin subsidiary, of her conclusion that the contracts subject to the internal investigation in Montenegro included no elements of any type of criminal act for which prosecution would be initiated in Montenegro.

        Hungarian authorities also commenced their own investigations into the Company's activities in Montenegro. The Hungarian National Bureau of Investigation ("NBI") has informed us that it closed its investigation of the Montenegrin contracts as of May 20, 2008 without identifying any criminal activity.

        On March 28, 2009, the NBI informed the Company that, based on a report received by it, it had begun a criminal investigation into alleged misappropriation of funds relating to payments made in connection with the Company's ongoing internal investigation into certain contracts entered into by members of the Magyar Telekom group and related matters. The NBI has requested from the Company materials and information relating to such payments. The Company is cooperating with the ongoing NBI investigation.

        United States authorities commenced their own investigations concerning the transactions which are the subject of our internal investigation, to determine whether there have been violations of U.S. law. The Ministry of Interior of the Republic of Macedonia has also issued requests to our Macedonian subsidiaries, requesting information and documents concerning certain of our subsidiaries' procurement and dividend payment activities in that country (together with U.S. investigations, and the ongoing NBI investigation, "Government investigations"). During 2007, the U.S. authorities expanded the scope of their investigations to include an inquiry into our actions taken in connection with the internal investigation and our public disclosures regarding the internal investigation.

        By letter dated February 27, 2009 addressed to counsel to the Audit Committee, the DOJ requested that the Audit Committee pursue all reasonable avenues of investigation prior to completing and issuing a final report of the internal investigation, including investigation into matters recently identified to counsel for the Audit Committee by the DOJ. The DOJ recognized that a delay in the completion of the report may result from investigation into these matters. The DOJ also requested that the Audit Committee refrain from disseminating any such final report until further notice from the DOJ because of the DOJ's concern that such dissemination could interfere with the DOJ's investigation. The Company, its Board of Directors, and its Audit Committee continue to support the internal investigation and the continuing cooperation with and assistance to the Governmental investigations, as being in the best interests of the Company and its shareholders. In its letter, the DOJ stated that the internal investigation had been of assistance to the DOJ and that such assistance will be taken into account in determining the appropriate disposition of this matter by the DOJ, if any.

        According to an extract of a press conference published on the official web site of the Macedonian Ministry of Interior on December 10, 2008, the Organized Crime Department of the Ministry submitted files to the Basic Public Prosecution Office of Organized Crime and Corruption in Macedonia, with a proposal to bring criminal charges against four individuals, including three former Magyar Telekom Group employees. According to that public information, these individuals are alleged to have committed an act of "abuse of office and authorizations" in their position in Makedonski Telekom by concluding five consultancy contracts with Chaptex Holdings Ltd in the period 2005-2006 for which there was allegedly no intention nor need for any services in return.

        We cannot predict when our internal investigation or the ongoing Government investigations will be concluded, what the final outcome of those investigations may be, or the impact, if any, they may have on our financial statements or results of operations. We cannot predict what impact, if any, these investigations will have on each other. Government authorities could seek criminal or civil sanctions, including monetary penalties, against us or our affiliates, as well as additional changes to our business practices and compliance programs. For further discussion of the internal and Government investigations, see "Item 8—Legal Proceedings" and "Item 15—Controls and Procedures."

        The internal investigation revealed certain weaknesses in our internal controls and procedures. Our management concluded that, as of December 31, 2007, we had a material weakness in internal controls over financial reporting: management failed to consistently maintain an effective control environment. We believe that certain failures to communicate by certain senior managers did not demonstrate the appropriate level of control consciousness and, therefore, did not demonstrate a positive tone at the top of the organization as of December 31, 2007. We have taken and are taking steps in light of issues raised by the internal and Government investigations. See "Item 15—Controls and Procedures." Based on the Company's remediation efforts, management has concluded that, as of December 31, 2008, the Company's internal control over financial reporting was effective, and that previous material weaknesses have been remedied.

        Notwithstanding the steps we have taken and continue to take to address issues raised by the internal and Government investigations, there is a risk that we may not be able to prevent or detect improper third-party contracts that could cause a material misstatement of our annual or interim consolidated financial statements. In addition, inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our shares and ADSs.

The affirmation of an adverse initial court ruling regarding the Company's April 25, 2008 Annual General Meeting may annul certain resolutions passed at that meeting and may necessitate corrective action.

        On May 23, 2008, two of our minority shareholders filed suit against Magyar Telekom Plc., requesting that the resolutions passed by our AGM on April 25, 2008, including the resolution on the payment of dividends to our shareholders, be annulled. We believe the suit to be without merit and have been vigorously defending against it. We have paid dividends to our shareholders as approved by our shareholders on April 25, 2008. The Metropolitan Court acting as Court of Registry entered the changes resolved by the AGM into the company register. On May 13, 2009, the first instance Court ruled to annul the resolutions (except for one procedural resolution) passed by the AGM on April 25, 2008. The ruling by the first instance Court is neither final nor, by its terms, immediately enforceable, and we believe it to be unfounded. The Company will appeal against this initial ruling and intends to pursue its appeal vigorously. Nevertheless, an affirmation of the first instance Court's ruling may result in the invalidation of resolutions passed by the AGM on April 25, 2008, which may necessitate the Company taking time-consuming and/or expensive corrective action. Also, we cannot exclude that such an affirmation would have other unforeseen detrimental effects on the Company.

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

        We are closely monitoring the impact of the recent volatility in the global credit and equity markets and its effects on our financial position and performance. The fiscal policy restrictions aimed at reducing Hungary's reliance on external financing have substantially increased the risk of an outright recession; in line with this, analysts have significantly scaled back their Gross Domestic Product ("GDP") growth expectations for 2009. We therefore expect further pressure on the demand for telecommunications services both in fixed and mobile segment through lower household disposable income as well as fewer orders from business customers and the public sector. An increase in the price level generated by the planned increase of VAT (by 5 percentage points from July 1, 2009) could lead to a further decrease of demand. A long term weakness of the Hungarian currency can also negatively affect our customers' disposable income because of the high rate of indebtedness denominated in foreign currencies.

        As a consequence of the declining demand we assume a higher churn rate in voice and broadband services than expected. A drop in average revenue per user and minutes of usage can also be expected in fixed and mobile voice services, while revenues from SMS services can also be affected negatively. In the current and evolving macro-economic conditions, wholesale partners of Magyar Telekom (i.e., Internet Service Providers, ("ISPs")) selling xDSL face increasing risks of insolvency and even bankruptcy. Besides pressure on consumer demand, this may further accelerate the churn of wholesale DSL. Furthermore, we predict an increase in bad debt ratio both in the residential and the corporate customer segments. Due to fiscal policy restrictions, we expect cost cuttings in the government segment, which could influence our revenues through (i) postponing government developments/projects and (ii) decreasing telecommunications spending. Recent difficulties in the tourism sector might have a negative impact on roaming revenues of our mobile operation. We also estimate a drop in advertisement revenues of our online business.

        In addition, our businesses in Macedonia and Montenegro are also affected by similar factors.

        A significant amount of cash of the Group's Macedonian and Montenegrin subsidiaries is held in local banks and in connection with these deposits the counterparty risk may increase considerably due to the global financial crisis. Moreover, cash deposited in these countries runs higher counterparty risk, due to the small number of internationally substantial financial institutions in these countries. These amounts are deposited primarily on fixed interest rate terms in order to minimize exposure to market changes that would potentially adversely change the cashflows from these instruments.

        We may also experience higher financing costs in the future as higher fluctuations of interest rates seems to be more likely due to the volatile international capital and money markets.

        At this stage it is quite uncertain for how long this volatility will last and what its overall effects will be on our results of operations and financial conditions. For additional information about our financial risk management, see Note 3 to the consolidated financial statements.

Fluctuations in the currency exchange rate could have an adverse effect on our results of operations.

        We are subject to currency translation risks, mainly relating to the results of our Macedonian and Montenegrin operations. Devaluation of the Macedonian denar or appreciation of the Hungarian forint may have a negative impact on Makedonski Telekom's results when converted into HUF. The conversion of Crnogorski Telekom's results into HUF depends on the value of the HUF against the EUR. This is mainly a reporting risk, but through the dividend payments it has direct financial (cashflow) effects on us as well. The recent financial crisis increased the volatility of exchange rate fluctuations, which affect our purchasing costs of goods and services. While the vast majority of our revenues are denominated in the functional currency of the pertinent Group company, part of our operating expenses and capital expenditures are denominated in EUR and USD. The recent significant devaluation of HUF against EUR and USD puts pressure on our operational expenses and capital expenditure due to increased purchasing costs of goods and services.

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

ITEM 4—INFORMATION ON THE COMPANY

ORGANIZATION

        Magyar Telekom Távközlési Nyilvánosan Müködö Részvénytársaság (in English, Magyar Telekom Telecommunications Public Limited Company) is a limited liability stock corporation incorporated and operating under the laws of Hungary. We operate under a commercial name, Magyar Telekom Nyrt. or Magyar Telekom Plc. Our shares are listed on the Budapest Stock Exchange, and our ADSs are listed on the New York Stock Exchange. Our headquarters are located at 55 Krisztina krt., 1013 Budapest, Hungary. Our telephone numbers are +36-1-458-0000 and +36-1-458-7000. Our agent for service of process in the United States is CT Corporation, 111 Eighth Avenue, New York, New York 10011, USA.

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

        On July 3, 2000, SBC sold its 50 percent ownership in MagyarCom to Deutsche Telekom, making Deutsche Telekom a 100 percent owner of MagyarCom.

        On December 20, 2005, Magyar Telekom's Extraordinary General Meeting approved the decision on the merger of Magyar Telekom Plc. and T-Mobile Magyarország Távközlési Rt., our fully owned subsidiary. The court registration of the merger took place on February 28, 2006. From March 1, 2006, Magyar Telekom is the legal successor of TMH. TMH continues its operations within Magyar Telekom under an independent brand.

        In 2007, Magyar Telekom changed its management structure to comprise four business segments instead of two (formerly, the Fixed Line and Mobile segments). The Fixed Line segment comprised three segments (T-Home, T-Systems and Group Headquarters and Shared Services ("GHS")). The Mobile segment included the T-Mobile business segment. The results for our business segments in 2007 and 2008 are presented on this basis and the segment results for 2006 have been restated for comparative purposes.

        The T-Home (formerly, T-Com) segment is the primary fixed line telecommunications service provider in Hungary, Macedonia and Montenegro. To a lesser extent, T-Home is also present in Romania, Bulgaria and Ukraine, providing alternative telecommunications services in these countries.

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

        The GHS segment includes the activities of the Magyar Telekom headquarters, including Procurement, Treasury, Real Estate, Accounting, Tax, Legal, Internal Audit and similar shared services and other central functions of the Group's management. GHS is disclosed voluntarily as a segment regardless of its size and activities.

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

        Accordingly, Magyar Telekom's executive management has devised a new management structure, based on a Group operational model structured around customer segments. The new structure, which supports the Group's strategic goals to focus increasingly on customer demand, was introduced in 2008, as approved by the Board of Directors. Both the organizational framework and scope of activity of individual business units, and the responsibility spheres of senior management were affected. The new structure is as follows:

  •
  The Consumer Services Business Unit ("CBU") comprises comprehensive marketing, sales and customer relations activities of both mobile and fixed consumer products and brands (T-Mobile and T-Home).

  •
  The Business Services Business Unit ("BBU") provides mobile and fixed telecommunications, infocommunications and system integration services (including marketing, sales and customer relations activities) under the T-Systems and T-Mobile brands to key business partners (large corporate customers) as well as small and medium enterprises.

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

        On June 26, 2008, we announced that our Management Committee decided to introduce the T-Home brand as a replacement for the T-Com, T-Online and T-Kábel brands in the autumn of 2008.

        The objective of this decision was to introduce for Magyar Telekom a simpler brand structure that helps customers clearly identify the company and its services, thereby strengthening its market leading position. With the transformation of the brand structure, implemented at Deutsche Telekom in May 2007, a renewed Magyar Telekom is better able to leverage its competitive advantage of having a uniquely broad range of services in Hungary's telecommunications market.

        As a result of rebranding, our customers are able to use, under a single T-Home brand, all home-based fixed-line communication and entertainment services, which were earlier branded T-Com, T-Online and T-Kábel. As part of the repositioning, simultaneously with the introduction of T-Home, the corporate "T" brand and the T-Mobile brand covering residential and business mobile services have also been refreshed, while the full scope of business communications solutions are continued to be offered to corporate customers under the T-Systems brand.

DESCRIPTION OF BUSINESS AND ITS SEGMENTS

        We are the principal provider of fixed line telecommunications services in Hungary, with approximately 2.3 million fixed access lines as of December 31, 2008. We are also Hungary's largest mobile telecommunications services provider, with nearly 5.4 million mobile subscribers (including users of prepaid cards) as of December 31, 2008. We hold a 100 percent interest in Stonebridge Communications AD, which controls Makedonski Telekom, the leading fixed line telecommunications services provider and, through its subsidiary T-Mobile Macedonia, the leading mobile telecommunications operator in Macedonia. We also hold a 76.53 percent ownership in Crnogorski Telekom, the principal fixed line telecommunications services provider and, through its subsidiary T-Mobile Crna Gora, the second largest mobile telecommunications operator in Montenegro.

        In 2008, our consolidated revenues were HUF 673,056 million and our consolidated net income was HUF 93,008 million.

        We are a full-service telecommunications provider operating in four business segments:

        T-Home and T-Systems.    Our T-Home and T-Systems segments are both engaged in providing fixed line telecommunications services, including local, long distance and international telephone as well as other telecommunications services, including leased line, data transmission, cable television and Internet services. We also provide corporate network services, SI and IT services, sell telecommunications equipment and offer network construction and maintenance services. Our T-Home segment provides these services for residential and small business customers. The T-Systems segment provides fixed line telecommunications services in Hungary to the largest 3,200 customers of Magyar Telekom Plc. Since most of our services are provided by both the T-Home and T-Systems segments, we present the description of services below combined for these two segments.

        The T-Home segment also includes three Macedonian companies. Stonebridge is a holding company through which Magyar Telekom controls Makedonski Telekom. Telemacedonia is a management company through which Magyar Telekom provides management and consulting services to Makedonski Telekom, T-Mobile Macedonia and Stonebridge. Makedonski Telekom is Macedonia's leading fixed line telecommunications company. In addition, the T-Home segment also includes our Montenegrin subsidiary, Crnogorski Telekom. Crnogorski Telekom is the principal fixed line telecommunications service provider in Montenegro based on number of subscribers.

        T-Home is also present in Romania, Bulgaria and Ukraine, providing alternative telecommunications services in these countries.

        T-Mobile.    We are the leading provider of digital mobile services providers in Hungary. Since December 7, 2004, we also have the rights to operate 3G, or Universal Mobile Telecommunications System ("UMTS"), mobile telecommunications services. Mobile telecommunications services have contributed significantly to our revenues.

        The mobile telecommunications services segment also includes T-Mobile Macedonia, the leading mobile telecommunications services provider in Macedonia. T-Mobile Macedonia is a fully owned subsidiary of Makedonski Telekom. The segment also includes T-Mobile Crna Gora, the second largest mobile telecommunications services provider in Montenegro, a fully owned subsidiary of Crnogorski Telekom. On May 1, T-Mobile Crna Gora merged into Crnogorski Telekom and ceased to exist as a separate legal entity. In addition, the T-Mobile segment also includes the professional mobile services provided by Pro-M in Hungary.

        Group Headquarters and Shared Services.    The GHS segment performs strategic and cross-divisional management functions for Magyar Telekom Group, as well as real estate, marketing, security, procurement, human resources and accounting services, mainly internally within the Group. The external revenues of the GHS segment represent below five percent of the group revenues; therefore we do not describe this segment separately in the sections below.

STRATEGY

        Since becoming a listed company in 1997, we have maintained our leading positions in the domestic fixed line, mobile, Internet and data businesses. We have successfully expanded into international operations through selective acquisitions, and continuously produced solid results.

        The telecommunications industry is undergoing a major change globally. We have observed several long-term trends which are changing the structure of the Hungarian telecommunications market. Key drivers of the long-term trends include changes in technology (i.e., IP-based broadband products and solutions, emerging wireless broadband technologies), customer requirements (i.e., increase in mobile usability of content services and terminal devices, 4Play solutions, growing need for customized content), competition and regulation (i.e., low entry barriers, new business models, telecommunications and media broadcast industry convergence).

        These worldwide trends are driving towards the concept of an integrated telecommunications, information, media and entertainment market, where market segments are overlapping and market barriers are dissolving.

        Traditional telecommunications market will not deliver sizeable revenue growth and all players will feel pressure on revenue and profitability. Overall the fixed voice market, as major revenue and profit source, is declining; growing segments (especially TV and mobile broadband) are not any more able to fully over-compensate fixed-line decline. We, like other operators, are experiencing strong price pressure with fierce technology platform-based competition, and also changing dynamics of broadband market growth and structure (DSL vs. cable/fixed vs. mobile). The fixed line market is characterized by 3Play bundles with TV becoming driver and core element of service offerings, while in the mobile market broadband is the clear driver. Services beyond core connectivity are needed to improve access base and usage. Continuous cost control is strongly required to manage profitability.

        Several factors drive the competitive landscape locally, while real innovations are coming from global industry players. Factors shaping competitive environment include customer demand for bundling with discount; simple administration; regulatory environment opening up market entry opportunities through Next Generation Access ("NGA"—interactive, IP based, high-speed access); technology platform based competition; economies of scale through regional business models; market consolidation and unforeseen impacts of credit/economic crises. Also, we see many other changes locally with aggressive own access infrastructure build-out and upgrade, and strong consolidation in the ISP and cable markets. The government published a proposal entitled "National Digital Public Utility" at the end of 2008, a homogeneous and integrated optical backbone and regional transmission network created by the state to secure access to all Hungarian towns that may further enhance infrastructure-based competition in certain segments.

        On a global scale, we see a strong pressure on access providers from the device manufacturers (Apple, Nokia, Sony Ericsson) and content service providers (Google, Yahoo, MSN). They attract customers with new services over a commoditized access.

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

Magyar Telekom's strategic value proposition

        We need to follow clear strategic guidelines according to our corporate level value proposition (i.e., value for money) with full attention to excellence in customer service, while bringing innovations first to the market with efficient operation and processes behind. Accordingly, we need to have a consciously managed focus on both core and non-core (mainly IT and media) business and products, however with consideration of the differing financial characteristics and business models to effectively manage the transition.

        The strategic objective on the short-/mid-term is to fix critical factors within the core business (simplification of core processes, implement access strategy, simplify IT landscape, optimize resource allocation and cost structure, improve customer experience) and to further strengthen our positions on core connectivity segments (mobile, broadband, TV) that will enable us to shift resources and priorities towards further diversification through service/product innovation and expansion.

        In order to continue our transformation to becoming a cost efficient integrated service company in an extended market of telecommunications and converged industries, we have set our strategic priorities as follows:

1.     "Three Screen Company" approach

  •
  Three screen company strategy with full service portfolio and improved customer experience in consumer;

  •
  State-of-the-art network and IT capabilities.

2.     Information and Communications Technology ("ICT") leader

  •
  Deliver integrated customer approach, real ICT portfolio;

  •
  Solutions for the Small and Medium Size Enterprises ("SME") segment.

3.     Service Innovation

  •
  Develop and launch new access supporting services;

  •
  Identify significant sources of currently non-core revenues, increase share-of-wallet.

4.     Regional Presence

  •
  Continue to deliver and extend our regional presence, increase economies of scale, discover opportunities through alternative business models;

  •
  Further leverage our merger and acquisition capabilities.

5.     Enabling Corporate Fundamentals

  •
  Build corporate culture in line with the One Company approach.

        Our corporate strategy in place—fixing the core business and capturing sustainable growth—is still valid. Emphases need to be adjusted in line with market development and foreseen opportunities, and execution will be strengthened through focused corporate initiatives and accordingly, with clear strategic implications and roadmaps on business unit level.

OVERVIEW OF MAGYAR TELEKOM'S REVENUES AND PRINCIPAL ACTIVITIES

        For the years ended December 31, 2006, 2007 and 2008, our total revenues by business segments were as follows:

	Year ended December 31,			Year ended December 31,
	2006	2007	2008	2008/2007
	(in HUF millions)
Revenues
T-Home revenues from external customers	272,822	273,275	260,649	(4.6)
T-Home revenues from other segments	42,421	34,426	29,875	(13.2)

Total revenues of T-Home	315,243	307,701	290,524	(5.6)
T-Mobile revenues from external customers	327,330	325,724	331,765	1.9
T-Mobile revenues from other segments	22,236	21,146	17,675	(16.4)

Total revenues of T-Mobile	349,566	346,870	349,440	0.7
T-Systems revenues from external customers	63,423	75,034	77,761	3.6
T-Systems revenues from other segments	1,946	3,898	7,464	91.5

Total revenues of T-Systems	65,369	78,932	85,225	8.0
GHS revenues from external customers	7,621	2,628	2,881	9.6
GHS revenues from other segments	18,776	21,109	19,264	(8.7)

Total revenues of GHS	26,397	23,737	22,145	(6.7)
Less: inter-segment revenues	(85,379)	(80,579)	(74,278)	(7.8)

Total revenues of the Group	671,196	676,661	673,056	(0.5)

        Most of our revenues in 2006, 2007 and 2008 were derived from services provided within Hungary, except for the international fixed line and international mobile revenues, which were mainly derived from services provided in Macedonia and Montenegro.

        Our business is not materially affected by seasonal variations.

        In the following sections, we describe our products and services in line with our income statement structure presented in Note 22 to the consolidated financial statements.

T-HOME AND T-SYSTEMS

        In 2008, our T-Home segment generated revenues of HUF 290,524 million and our T-Systems segment generated revenues of HUF 85,225 million before inter-segment eliminations. The operations of T-Home and T-Systems consist of voice retail and wholesale services, Internet services, data transmission, SI/IT services, multimedia, telecommunications equipment sales, as well as other services.

        The T-Home segment also includes the activities of Magyar Telekom in Macedonia, Montenegro and other countries in South-Eastern Europe. Magyar Telekom provides international network and carrier services in South-Eastern Europe through Points of Presence ("PoPs"). Magyar Telekom entered the Romanian market in July 2004, the Bulgarian market in September 2004, and the Ukrainian market in August 2005 to offer various wholesale services. Capitalizing on our experience in these markets, we have entered into the retail market segment in Romania with a full service portfolio and intend to do so in Bulgaria and Ukraine as soon as the regulatory environment becomes favorable.

T-Home and T-Systems operations in Hungary

Voice Retail Services

        Revenues from voice retail services consist of:

  •
  subscriptions;

  •
  outgoing domestic and international traffic;

  •
  value added and other services.

Subscribers

        The following table sets forth information regarding total fixed access lines of Magyar Telekom Plc. (including Emitel):

	At December 31,
	2006	2007	2008
Number of fixed lines
Residential lines	1,901,398	1,778,444	1,594,974
Business lines	236,634	223,054	210,556
Public payphones	20,515	19,458	16,279

Total	2,158,547	2,020,956	1,821,809
ISDN channels	485,290	470,746	454,218

Total	2,643,837	2,491,702	2,276,027

        Due to fierce competition and mobile substitution, the number of our lines decreased from 2,491,702 as of December 31, 2007 to 2,276,027 as of December 31, 2008.

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

        We also offer voice telephony services through VoIP and VoCATV. At the end of 2008, we had 49,540 VoIP and 50,608 VoCATV customers.

Fees and Charges

        We charge fixed line subscribers a one-time connection fee, monthly subscription charges and call charges based on usage. A call charge contains two elements: a call set-up charge and a traffic charge. Traffic charge is either measured in seconds based on the call's duration, or in minutes, depending on call plans.

        Our one-time connection fee and monthly subscription charges are different for residential and business customers. There are different price plans for residential and business customers as well.

Residential price plans

        Our new T-Home brand (introduced in September 2008) offers fixed line voice, Internet and television services independently of underlying technology. 3Play is in the focus of the portfolio and of the communication, but the elements can also be purchased one by one or in any combination with certain limitations. The more services are subscribed, the more T-Home discount is granted to customers. If two or three basic services are used, the customer is granted the "T-Home Double Discount" or the "T-Home Triple Discount," respectively.

        Regarding the T-Home voice portfolio, a new Base price plan was launched, that features a low monthly fee. Base price plan on VoIP made 2Play and 3Play products more competitive compared to the offers of alternative service providers, aiming to prevent customer churn. We also continue to offer flat rate price plans for heavy users.

Business price plans

        We target business customers with flat rate price plans, which are transparent and easy to budget. These are designed to reduce the erosion of our fixed line business, and to provide an opportunity for the reacquisition of traffic that we have lost due to pre-selection. Customers of flat rate price plans can use our network for local and domestic long distance calls for a fixed monthly fee. We also offer flat rate price plans with options for mobile and international calls.

        In September 2008, along with the rebranding campaign, we introduced the new T-Home product portfolio and discount structure also for the small office, home office ("SOHO") customers and small businesses. This is aimed to stimulate customers to subscribe for more services (telephone and Internet) from the same provider. The T-Home SOHO discount includes flat rate voice price plans, aiming to further increase our penetration.

        For SMEs we extended the existing business flat rate portfolio and launched a fixed-mobile closed user group ("CUG") bundled product to retain fixed line traffic in the business segment.

Public Telephones

        As of December 31, 2008, Magyar Telekom operated 16,279 public payphones. The call charges for calls from public payphones are at a premium to those charged to fixed line subscribers. The Act on Electronic Communications requires universal service providers to provide one public payphone per 1,000 inhabitants and at least one public payphone per settlement with less than 1,000 inhabitants.

Products and Services

        Local, Domestic and International Long Distance Telephone Services.    We provide local, domestic and international long distance telephone services to our fixed line subscribers and to fixed line subscribers in other Local Telecommunications Operator ("LTO") areas. Until December 31, 2007, Magyar Telekom had individual arrangements with international telecommunications operators. Since January 1, 2008, Magyar Telekom sends and receives all its international voice and switched transit traffic to and from Deutsche Telekom. The agreement with Deutsche Telekom guarantees international telephone services revenues and profits for Magyar Telekom and allows cost reductions due to this synergy with the parent company.

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

        Private Branch Exchange ("PBX") Services.    We offer virtual PBX services via VoIP providing internal voice and data integrated business networks for the small and medium business segment.

        Directory Assistance.    We offer directory inquiry services. The domestic directory assistance database includes all fixed line and postpaid mobile subscribers' data in Hungary. We offer a call completion option to subscribers, whereby calls may be connected automatically.

Wholesale voice services

        Through its wholesale services business Magyar Telekom provides products and services to other domestic and international carriers and service providers.

        Domestic services.    Domestic wholesale services consist of regulated and commercial products. Regulated domestic services primarily consist of call origination and termination services for switched voice traffic. In addition to these traffic type services, Magyar Telekom offers carrier pre-selection service to other domestic service providers. The terms of these regulated services are based on Reference Interconnection Offer, accepted by NCA. Magyar Telekom had 22 bilateral interconnection agreements to provide regulated wholesale services at December 31, 2008. The NCA mandated price reductions on interconnection prices from April 26, 2008. Since May 2005, Magyar Telekom has not been designated as an operator with SMP in the transit market. In order to provide domestic transit services, Magyar Telekom concludes commercial contracts with other service providers.

        International services.    We have two state-of-the-art international gateways as well as fiber optic cable connections serving 26 border crossings. These fiber optic cable connections use synchronous digital hierarchy transmission facilities and we have launched our own Dense Wavelength-Division Multiplexing ("DWDM") backbone network.

        To seize the opportunities presented by the liberalization of the telecommunications market in Romania, we established interconnection arrangements with major Romanian network service providers to offer transit services to Western Europe.

        Due to an agreement with Deutsche Telekom, Magyar Telekom stopped buying and selling international voice services from and to other foreign carriers as of January 1, 2008. From that time Deutsche Telekom became Magyar Telekom's sole international voice partner (with limited exceptions). The agreement guarantees the earlier planned relevant revenues and profits for Magyar Telekom and allows cost reductions due to this synergy with the mother company.

Internet Services

        We offer Internet services based on dial-up, ADSL, VDSL and Gigabit Passive Optical Network ("GPON") technology as well as access through cable television, Wireless Local Area Network ("WLAN") and leased lines to provide residential and business customers with narrowband or broadband Internet services at affordable prices.

        We increased our subscriber base in Hungary to 548,738 by December 31, 2008 from 505,725 a year earlier, including dial up and broadband customers. Our broadband (ADSL, cable television, WLAN and leased line) customers reached 539,027 as of December 31, 2008 compared to 489,368 a year earlier. We are the largest Internet service provider in Hungary with an estimated 79.1 percent market share based on the number of DSL broadband subscribers.

  Magyar Telekom ADSL

        ADSL is a continuous, high-speed Internet access service based on the Asymmetric DSL technology. The service offers cost-efficient broadband Internet access over existing copper wires. We provide these services on a retail basis to our customers and on a wholesale basis to ISPs. In addition, we offer Naked ADSL, an ADSL service over existing copper wires without a telephony service. To enhance the competitiveness of our ADSL portfolio and to improve the sales of new ADSL connections, we introduced a new entry level ADSL product to the market in September 2008 with 2 Mbit/s maximum download bandwidth. The number of ADSL connections increased from 613,051 at December 31, 2007 to 633,459 at December 31, 2008.

  Wholesale ADSL

        Magyar Telekom offers wholesale ADSL service to ISPs. This service enables ISPs to offer an integrated ADSL service combining access and IP services to their retail customers under their own brands. At the end of 2008, we had contractual relationships with 22 ISPs providing ADSL services. Wholesale ADSL service had a slight growth in 2008 with the number of ADSL connections reaching 196,776 by December 31, 2008 (this number is included in total number of Magyar Telekom ADSL).

        ADSL roll-out.    In 2008, we finished the roll-out of ADSL services to the larger settlements (over 3,000 inhabitants) on Magyar Telekom service area. Further ADSL developments were also carried out on smaller settlements.

        VDSL.    In October 2008, we introduced our first services on Very High Bitrate DSL ("VDSL") technology. In addition to the retail high speed 25 Mbit/s DSL product, we provide this service on a wholesale basis to ISPs, which in turn resell these services to residential and small business customers.

  Retail ADSL

        T-Home portfolio.    In September 2008, we introduced our new T-Home brand, including Internet services. T-Home provides Internet services through ADSL service on Public Switched Telephone Network ("PSTN") lines (DSL Classic) or on naked ADSL (DSL Solo) as well as on cable television.

        VDSL.    In October 2008, we introduced retail VDSL service in four districts of Budapest and in six other cities. We offer two new services for residential customers on this technology: 25 Mbit/s Internet access and High Definition ("HD") channels on IPTV.

        TV.    From September 2008, T-Home offers TV services on two different TV platforms: on cable (T-Home analogue and digital Cable TV) and on IP (IPTV). The price of the TV service depends on the number of channels (package type) and the number of T-Home services subscribed by the customer (Double or Triple discount).

        IPTV.    IPTV service was introduced in 2006. IPTV allows broadcasts to be seen on a television set with a set-top-box over ADSL connection. The product line offers various interactive contents, such as time-shift function, electronic program guide ("EPG") on screen, recording onto the hard disc built in the set-top-box, web EPG service, video on demand service and picture-in-picture. In 2008, we continued to increase the coverage of this service. T-Home IPTV is available in more than 200 settlements in Hungary. The total customer base of IPTV reached 28,496 as of December 31, 2008.

        T-Home/T-Mobile integrated broadband offer.    On October 1, 2008, we introduced an integrated broadband offer to provide unlimited fixed-line and mobile Internet together at a discounted price. The purpose of the promotion is to retain ADSL and cable customers with a competitive offer and to sell mobile Internet as a complementary service.

        PC-Net, Laptop-Net.    In 2007, we introduced a new product, PC and Internet in one package. At the end of 2008, we had approximately 5,500 PC-Net subscribers. To better satisfy customer demand, we introduced a new product from July 2008, Laptop and Internet in one package. At the end of 2008, we had approximately 2,000 Laptop-Net subscribers.

        Bundled ADSL ("T-DSL").    We also offer voice and Internet bundles (T-DSL) targeting primarily small and medium business customers. In 2008, we have re-bundled the T-DSL offer with more value added services: T-DSL price plans contain telephone line with flat voice and a flat Internet access and value added services such as virus protection, domain.

        T-HotSpot.    HotSpot is a wireless broadband Internet solution, based on the WiFi technology for public sites (i.e., hotels, conference centers and restaurants). By November 2008, former T-Com and T-Mobile HotSpots have been consolidated, i.e., the whole T-HotSpot network can be used under the same terms and conditions. At the end of 2008, there were 304 T-HotSpot sites in operation.

        Managed Leased Line Network Internet access ("MLLNI").    We offer MLLN Internet access mainly to our business customers. MLLNI provides transport and access facilities for IP traffic. The product includes domestic and international peering and leased line access, by which the domestic end-point of the customer is connected to our IP network with symmetrical upload and download link. With the growing penetration of xDSL based broadband access technology and its aggressive pricing in the consumer segment, we expect the penetration of the MLLNI to decrease.

        Cable Internet.    In addition to the ADSL and Naked ADSL services, we also provide high-speed cable Internet by using cable television infrastructure. Our main cable television service provider partners are T-Kábel and Vidanet. The total customer base of our cable Internet service reached 127,683 by December 31, 2008.

Data Transmission and Related Services

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

        Flex-Com.    We offer Flex-Com, domestic and international digital leased lines with managed back-up systems that are dedicated to data transmission. The number of Flex-Com connections decreased from 7,710 as of December 31, 2007 to 6,037 lines as of December 31, 2008.

        High Speed Leased Line ("HSLL").    The HSLL service provides permanent, digital, transparent, point-to-point leased line service between service access points ("SAPs"). The connections are established by a service provider according to the needs of its customers. Transmission rates provided by the HSLL service are 2, 34, 45, 140, 155, 622 Mbit/s and 2.5 Gbit/s. The major portion of churn from both Flex-Com and HSLL migrates to our most recent data communication services (e.g., IP Complex, MultiFlex).

        As an addition to the HSLL portfolio, we offer a WDM technology-based premium service, Gigalink, which provides leased line service at a higher speed (622 Mbit/s) to business customers and to other service providers. For the Campus backbone network (a link between universities and academic institutions) we offer Gigalink service with up to 10 Gbit/s speed.

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

        Magyar Telekom DataLink.    In 2004, we launched a new data transmission product that offers technology-independent data transmission between business customers' locations. The customer only needs to define three main parameters: bandwidth, Service Level Agreement ("SLA") and interface. This service provides data connection below 2 Mbit/s, with X.21 or Ethernet interfaces. With the introduction of this service, we can better utilize our spare data transmission capacity.

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

        International data products.    We provide signaling links for mobile operators to facilitate international roaming. To increase the utilization of our transmission network, we offer attractive price plans for dedicated transit services through Hungary. We also sell international leased lines, including international managed leased lines, international ISDN, X.400 and X.25 services. Our X.25 links are used for packet switched data transmission with 83 international networks. The sales of international leased lines are steadily growing, partly due to the introduction of one-stop-shopping agreements, whereby customers can order from and pay for the service at one end-point of the connection, which eliminate the need to deal with multiple service providers. International Internet connectivity has been enhanced to provide services for Internet service providers. By the end of 2008, the capacity of international Internet connections reached 30 Gbit/s. We provide Internet transit services to several Romanian and Bulgarian ISPs on our two

IP PoPs in Romania and high-capacity international Internet transit service on our IP PoPs in Hungary to ISPs in Bosnia and Herzegovina, Ukraine and Macedonia.

        MultiFlex.    In 2007, Magyar Telekom launched a new MultiFlex service. It is an Ethernet-level virtual private network service on the Magyar Telekom Ethernet-aggregation and Multi Protocol Label Switching ("MPLS")-backbone network, where access may be provided through multiplicating copper pairs, optical fiber, or, micro, which enables connections to our customers with a speed up to 1 Gbit/s. Magyar Telekom provides proactive fault repair and SLA report, and our partners can access the report via our VIP portal website. In 2008, Magyar Telekom launched a few new service options, such as Internet access and Premium options. By the end of 2008, Magyar Telekom had 136 contracted customers.

Multimedia

        Our cable television ("CATV") group consists of two entities providing various cable television services in Hungary. The larger entity is T-Kábel Hungary, which began providing cable television services on January 1, 1999.

        Through network development and acquisitions, our CATV group increased its number of cable television customers during the past years. We are the second largest cable television provider in Hungary. The growth of subscribers has slowed down in the past two years, because of the growing competition faced from satellite operators, direct competition with other CATV operators and the saturation of the market. The CATV group had approximately 423,000 CATV subscribers as of December 31, 2008 compared to approximately 419,000 a year earlier.

        T-Kábel Hungary offers 45 analog television channels in three program packages and 18 radio stations in most of its networks. Premium digital television services are available in the product portfolio since December 2005. In 2008, we offered 108 digital TV channels in two program packages and 21 mini program packages and 3 radio stations. In 2007, T-Kábel Hungary rolled out the digital simulcast of television channels in South-East Hungary.

        T-Kábel Hungary is the first High Definition TV ("HDTV") service provider in the cable industry in Hungary. The HDTV service of T-Kábel was launched in March 2008. We offer 2 HD mini packages with 8 HD channels to the digital service subscribers. By the end of 2008, T-Kábel customers subscribed to 719 HD packages.

        Our CATV firms—in cooperation with ISPs—offer broadband Internet services. The number of broadband Internet subscribers through our cable television networks increased to approximately 127,000 by December 31, 2008 compared to 102,000 a year earlier.

        T-Kábel Hungary—in cooperation with Magyar Telekom Plc.—installed the Digital Video Broadcasting-Satellite (DVB-S) platform including head-end, uplink station and conditional access system for satellite TV service in 2008. As a part of Magyar Telekom's rebranding campaign, Magyar Telekom launched the service on November 24, 2008 under the brand T-Home Sat TV. DVB-S service offers favorably priced packages and discounts, a variety of channels grouped into thematic packages, and premium picture and voice quality, as well as electronic program listings. Currently two T-Home Sat TV packages are available: the Basic package, which includes 14 channels and the Family package, which has 49 channels. When subscribing for the Family package, optional thematic packages and two HD mini packages can also be chosen.

        At the end of December 2008, the number of active DVB-S customers amounted to 5,338.

        With the introduction of the DVB-S service, Magyar Telekom is able to provide 3Play services (TV, Internet, voice) almost everywhere in the country. The main objective is to become the number one 3Play service provider in Hungary under the T-Home brand, which strengthens and broadens our customer base (less churn sensitivity). We also target to increase our market share through acquisitions.

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

System Integration and Information Technology

        Following the expansion of the T-Systems segment's service portfolio, particularly through the acquisitions of KFKI Group and T-Systems Hungary Kft, the Company has reviewed the organizational structure of the segment. Since January 1, 2007, the T-Systems segment has consisted of three divisions—Infocom, IT Infrastructure and IT Applications. The latter two encompassed the activities of the six subsidiaries, divided according to their profiles and competencies. In order to increase the segment's transparency and improve sales efficiency, the number of subsidiaries was reduced via legal integration into the two respective divisions, thus forming two individual legal entities (KFKI System Integration Co. Ltd. and IQSYS IT and Consulting Co. Ltd). The legal merger procedures were completed by January 1, 2008. This move enabled us to focus more efficiently on strengthening our market leadership in the ICT service market as well as repositioning our corporate market approach as a true IT and telecommunications service provider.

        We achieved significant increases in the sales of complex ICT solutions, outsourcing and managed services. In cooperation with business partners, we also sell the products and services of our subsidiaries and external market partners (e.g., Cisco) to our customers.

        In 2007, we had several Strategic ICT outsourcing projects, which helped us stabilize our position in the ICT outsourcing market. In 2007, within the framework of the Allianz strategic ICT outsourcing program, we launched the regional Outsourcing Service Portal for seven participating countries. The current values of the service parameters, the content of fault tickets, and the level of processing faults can be monitored on the web platform of the portal, which allows us to carry out electronic customer satisfaction surveys. With this solution we established regional level outsourcing competence, which we can also utilize with other customers. In case of strategic ICT outsourcing projects, with up-selling and contract prolongations, we retained our market share of 2007 also in 2008.

        Based on our outsourcing project experiences gained among strategic accounts, we started providing Managed Services ("Custom MenX") for medium size enterprises, and concluded long term contracts in this segment. We also extended the range of Managed Services. In addition to Managed Voice, Managed LAN and Managed Security in 2006, we also added Managed Desktop and Managed Print to the portfolio in 2007. In line with our strategic goals set in 2007, we significantly increased the number of managed service contracts in 2008. We concluded the first contracts for Managed Desktop and Server Hosting services in that year.

        In 2008, we started the development of managed services for SME customers. We created a standard integrated managed service package called Compleo, which includes symmetric Internet with VoIP channels, Managed LAN, Managed IP PBX and IP phones as well as Security (Fire Wall).

        In addition, we experienced high customer demand in the sales of IP telephony, complex solutions, flat rate price plans and bandwidth expansion. The project sales of security systems and the sales of IT solutions also showed a significant increase. The most important project in this field related to the Electronic Government Backbone Network ("EKG").

Other Revenues

        Other revenues include construction, maintenance, rental, customer care services, telephone book publishing and other miscellaneous revenues.

Share of associates' profits

        Share of associates' profits primarily include our share of profit from Magyar RTL Televízió ZRt. ("M-RTL"), a Hungarian television broadcasting company.

        M-RTL is entitled to provide commercial television programs, but not to engage in broadcast diffusion or distribution activities. The Program Provision Agreement was signed on July 9, 1997, which was the starting date of the license for an initial period of ten years. On July 20, 2005, M-RTL extended the license for an additional five years which is effective from July 10, 2007 until July 9, 2012. M-RTL operates a channel under the brand name, "RTL KLUB".

        Since its launch in 1997, RTL KLUB has rapidly established a strong position in Hungary's television market, being the market leader for the last ten years. Market share among the targeted age 18-49 audience has slightly decreased to 26 percent in 2008 compared to 28 percent in 2007 for the whole day and 33 percent in 2008 compared to 35 percent in 2007 for prime-time (between 7 and 11 p.m.). The decrease of market share is due to the increased number of Hungarian speaking channels on the market. RTL KLUB has successfully converted its leading audience results into television advertising market share.

        RTL KLUB seeks to maintain and increase audience share through investing in local productions, as well as successful internationally licensed programs (e.g., I'm a celebrity, get me out of here!—reality show, Take it or leave it, Poker face—game shows) and through its continued long-term relationships with major film distributors, including Warner Brothers, 20th Century Fox and Buena Vista. M-RTL is strategically focused on sporting events, such as Formula One races and boxing.

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

        According to the co-operation agreement signed in April 2008, the properties of IKO-Telekom Média Holding Zrt. ("ITMH") will be split between the owners by way of a demerger. As a result, Magyar Telekom will have 100 percent ownership of IKO New Media Kft. and IKO Content & Rights Kft., and will be entitled to a HUF 2 billion compensation, while ITMH, including its 31 percent stake in M-RTL, will remain with IKO Production.

        The co-operation agreement enables Magyar Telekom to further increase its business focus on content-related and interactive service opportunities. At the same time, by strengthening its position in the content service market, Magyar Telekom will become the leading interactive service provider in Hungary.

        The transaction is still pending, subject to the approval of the M-RTL shareholders. The Court of Registry is expected to register the legal separation in the second quarter of 2009.

T-Home operations in Macedonia

        We fully own a Macedonian holding company, Stonebridge, which owns a 51 percent interest in Makedonski Telekom. Magyar Telekom has commenced a liquidation procedure of Stonebridge in accordance with the relevant Macedonian laws. Once the process is complete, Magyar Telekom will directly own its shares in Makedonski Telekom, thus simplifying the ownership structure.

        Makedonski Telekom is the primary fixed line service provider in Macedonia. Makedonski Telekom provides local, national and international long distance public telephone services, VoIP services, leased line services and Internet services.

        In May 2008, Makedonski Telekom introduced the T-Home brand.

        The following table sets forth information regarding the total fixed access lines of Makedonski Telekom:

	At December 31,
	2006	2007	2008
Number of fixed lines
Residential lines	430,082	404,925	371,285
Business lines	42,780	40,954	40,344
Public payphones	2,087	2,015	1,692

Total	474,949	447,894	413,321
ISDN channels	42,200	44,482	44,694

Total	517,149	492,376	458,015

ADSL connections	16,462	48,214	98,866
Number of Internet subscribers
Dial-up	31,066	18,459	5,910
Broadband (ADSL, leased line)	16,603	48,363	98,995

Total	47,669	66,822	104,905

Market share in the DSL broadband market (retail and wholesale, estimated) (%)	45	58	59
Market share in the dial-up market (estimated) (%)	94	93	96

        Starting from June 2008, Makedonski Telekom also offers VoIP based services (Call Comfort, Office Comfort and Office Comfort+ packages). VoIP product portfolio was extended in September 2008 when Call & Surf packages were launched on the market for the residential segment.

        Makedonski Telekom launched IPTV in November 2008. Makedonski Telekom offers TV sets as well in its sales network.

        Makedonski Telekom offers end-to-end solutions for its business customers, including a complete portfolio of fixed line products and services, as well as SI solutions.

T-Home operations in Montenegro

        We have a 76.53 percent interest in Crnogorski Telekom. Crnogorski Telekom is the principal fixed line service provider in Montenegro. Its exclusive rights in fixed line telecommunications services expired in December 2003. Crnogorski Telekom provides a wide range of retail and wholesale telecommunications services at domestic and international level (e.g., voice services, broadband access, IPTV services, leased line circuits, data transmission).

        The following table summarizes key operational information of T-Com Crna Gora ("T-Com CG"), the fixed line operations of Crnogorski Telekom:

	At December 31,
	2006	2007	2008
Number of fixed lines
PSTN lines	173,248	168,062	164,394
ISDN channels	21,288	21,906	22,416

Total	194,536	189,968	186,810

ADSL connections	6,639	16,106	38,956
IPTV customers	n.a.	2,397	17,531
Number of Internet subscribers
Dial-up	25,669	28,401	17,455
Broadband (ADSL, leased line)	6,760	16,252	39,144

Total	32,429	44,653	56,599

Market share in the dial-up market (estimated) (%)	98	98	98

        Crnogorski Telekom is the sole provider of ADSL in Montenegro, although competitors started to offer broadband access through WiMAX access. Internet access is provided via the public switched telephone network, leased lines and ADSL. We experienced strong dial-up to ADSL substitution during the last two years.

        Similarly to other fixed line service providers before privatization, Crnogorski Telekom maintained relatively low domestic charges and high charges for international calls. In September 2007, Crnogorski Telekom rebalanced the fixed line voice tariffs adopted by the Montenegrin Agency of Electronic Communications. International charges have decreased both in residential and in business segment, while local charges and subscription fees have increased in residential segment.

        Crnogorski Telekom introduced its IPTV service, called Extra TV on November 30, 2007. In 2008, the IPTV system was upgraded to support an increased number of customers and to improve service quality.

T-MOBILE

        Our mobile telecommunications services generated revenues of HUF 349,440 million in 2008 before inter-segment eliminations.

T-Mobile operations in Hungary

        As of December 31, 2008, we accounted for an estimated 43.9 percent of the total Hungarian mobile market in terms of subscribers based on the number of active Subscriber Identity Module ("SIM") cards and 44.2 percent in terms of total number of active SIM cards generated traffic in the previous three months. The penetration rate of mobile telephone services in Hungary increased from 109.7 percent at December 31, 2007 to 121.8 percent at December 31, 2008.

        We were the first mobile operator to launch HSDPA service in Hungary in 2006. The outdoor mobile broadband coverage based on population reached about 67.4 percent by the end of 2008. In 2008, the penetration of this service grew significantly and all three Hungarian mobile operators extended their data tariff portfolios, with prices falling. We managed to keep our market leader position in the consumer mobile Internet market, holding market share of 53.4 percent, compared to 24.7 percent of Pannon' and 21.9 percent of Vodafone' share.

        In October 2005, the Hungarian government selected us to build and operate the nation-wide Egységes Digitális Rádiótávközlö Rendszer ("EDR") system (the Hungarian Unified Digital Radio Network) in Hungary. For this purpose, Magyar Telekom established a subsidiary, Pro-M in December 2005.

        EDR is a 380-400 MHz band nation-wide Professional Mobile Radio ("PMR") network. The main users of EDR are various public safety (emergency) and law enforcement bodies (e.g. police and fire departments, National Ambulance Service). The high-quality EDR network replaces the analog radios currently used by these agencies.

        We were able to offer favorable terms mainly due to our existing radio and fixed line infrastructure, on which the EDR network is based. The EDR service utilizes the TETRA technology, which is a global standard for Public Safety and Security mobile radio communication, defined and approved by the European Telecommunications Standards Institute ("ETSI") as the official European Standard for digital Professional Mobile Radio.

        The roll-out of EDR was finished in 2006 and TETRA system continuously operates since that time. Under the terms of the agreement the government has been paying us annual payments of HUF 9.3 billion from 2007 until 2015.

Subscribers

        The table below sets forth information concerning the number of our subscribers at the dates indicated:

	At December 31,
	2006	2007	2008
Number of subscribers
Postpaid subscribers	1,545,115	1,793,620	2,066,495
Prepaid subscribers	2,886,021	3,059,872	3,295,297

Total subscribers	4,431,136	4,853,492	5,361,792

Average monthly Minutes of Use ("MOU") per subscriber	142	149	152
Churn ratio (%)
Postpaid subscribers	9.9	10.0	9.9
Prepaid subscribers	21.9	21.1	18.8
Total subscribers	17.9	17.1	15.4
Average monthly Revenue per User in HUF
Postpaid subscribers	9,849	8,635	7,720
Prepaid subscribers	2,300	2,205	1,890
Total subscribers	4,800	4,542	4,087
Mobile penetration in Hungary (%)	99.0	109.7	121.8
TMH's market share (%)	44.5	44.0	43.9

        The Hungarian mobile market reached a penetration rate of 121.8 percent by end of 2008. The increase in the number of TMH subscribers since December 31, 2006 is attributable to a number of factors, including the expansion of mobile broadband services and the success of community offers. Total growth rate both in 2007 and 2008 exceeded previous year's average due to the significant increase of inactive subscribers (i.e., subscribers who did not generate traffic in the last three months) included in the subscriber base mainly at Pannon, one of our competitors.

        Churn policy.    Generally, a contract customer of TMH is churned either after the voluntary termination upon the lapse of his contracted loyalty period or after forced contract termination due to the customer's failure to fulfill payment obligations. In the absence of re-charging, a prepaid customer is churned after a period of 12 to 16 months depending on the amount charged on the prepaid card.

        Traffic.    TMH's average traffic per subscriber is comparable to other European countries and was 152 minutes in 2008. Average traffic per subscriber has increased each year since 2004 as a result of successful price plans and significant price erosion targeting both postpaid and prepaid segment.

Products and services

Voice services

        In July 2008, we introduced a new tariff plan which mixes the advantages of prepaid and postpaid packages in a new postpaid package (i.e., favorable rates, comfortable postpaid invoicing with controllable expenses). Subscribers of this package must recharge the balance once the monthly subscription fee has been used toward usage.

        In October 2008, we launched new prepaid and postpaid tariff packages for iWiW members offering favorable tariffs within the user-group.

        International roaming service was available for our mobile subscribers on 410 networks in 187 countries as of December 31, 2008, of which 214 networks in 119 countries were available for prepaid customers. On December 31, 2008, customers could use 219 General Packet Radio Service ("GPRS") networks in 109 countries. Since January 1, 2008, Magyar Telekom sends and receives all its international voice traffic to and from Deutsche Telekom when Deutsche Telekom offers more favorable price and better quality than other international carrier service providers.

Non-voice services

        In 2008, we continued to enhance our non-voice service portfolio, introduced several new products, increased the penetration and usage of the existing products and extended the access of some of our domestic products abroad:

  •
  We provide premium-rate Short Message Service ("SMS"), premium voice traffic, Multimedia Message Service ("MMS") and videophone. Due to the growth in the number of MMS Interworking partners, the international MMS traffic volumes are more than 1.5 times higher in case of both outbound and inbound directions, compared to the previous year. By the end of 2008, our subscribers can send/receive MMS to/from about 60 international mobile networks.

  •
  We launched location-based messaging service via MMS with cooperation of various partners in July 2008 (the first third party owned location-based service is picture sending via MMS). As a further development, we launched location-based service platform via web and Wireless Application Protocol ("WAP") channels for third party's content service (advertisements and partner finder) in October 2008. These services give the opportunity for our partners to provide their TMH's customers with value-added content services based on location after the customer's approval of the transaction. We believe that wide range of content services will offer to our customers the comfort ensured by location-based services.

  •
  We renewed our t-zones portal with new structure and design in July 2008 by widening our digital contents' portfolio. Our t-zones WAP portal offers news, chat, multimedia contents such as online streaming, music and downloadable content (e.g., pictures, ring-tones, Java games). iWiW has been optimized for mobile use, and it is now available through t-zones. iWiW Message-board SMS has been launched in September 2008. iWiW members can now use their mobile phones to send messages to the message-board of their friends and relatives. From the end of 2008, customers can access the mobile optimized Freemail service, which enables users to read and manage their e-mails easily through their mobile handsets. News, sports, weather and other contents are available via InfoSMS and InfoMMS as well.

  •
  In December 2007, we launched our Mobil TV streaming service with 12 TV channels and high quality streaming option. The service can be accessed on both t-zones and web'n'walk portals. To improve user experience, Mobile TV client has been downloadable (with fast channel switching and embedded EPG) for dedicated devices from August 2008. By the end of 2008, the number of channels was increased to 14 basic (one of them is the Hungarian market-leader commercial TV channel) and 6 optional ones.

  •
  The web'n'walk service (a service that allows mobile phone users to surf the Internet on their mobile phones) ensures access to the Internet on mobile phones for our postpaid customers from June 1, 2006. In addition to Internet browsing, customers have the opportunity to download a wide range of content, such as Java games, ring tones, videos and to enjoy Mobile TV service. In March 2008, we changed our web'n'walk search engine to Yahoo. Owing to the strategic co-operation between Yahoo and TMH, the usage of web'n'walk became easier, thus considerably increasing the number of searches made in web'n'walk. Web'n'walk 3.0 introduced in 2008 ensures easier browsing for the users and enables them to have a 'One click access' to the personalized contents display on the homepage of web'n'walk.

  •
  In 2007, we significantly widened the range of products that can be purchased by WAP or SMS. Using mobile purchase service, customers can buy various products and services offered by us and third-party vendors. We have rearranged the Dynamic SIM toolkit menu that simplifies the access of mobile purchase services. We experienced a strong growth in sales of products such as parking tickets, lottery and highway fees. We believe that mobile purchasing has a great potential for further growth in 2009.

  •
  We launched a Mobile Payment service in cooperation with Pannon and FHB Bank in October 2008. After registration, the service enables customers to buy several products and services charging the customer's FHB bank account. Registered customers are also able to pay for their telecommunications accounts and other goods in T-Pont shops through their FHB bank accounts.

  •
  Electronic top-up services are available at many Automatic Teller Machines ("ATMs"), petrol stations, Internet banks, Telebanks, Mobilbanks, on public Internet sites, in post offices, newsagent network, T-Mobile franchise and wholesale partners. In 2008, the number of electronic top-up outlets increased significantly. The share of electronic top-up increased, reaching about 86 percent by the end of 2008.

  •
  For corporate customers we offer a full range of telecommunications solutions. The most successful services are Bulk SMS, Corporate LAN Access and Fleet Management in the corporate segment. The revenues from the usage of Blackberries and corporate e-mail services increased by over 80 percent in 2008.

  •
  In 2008, TMH reduced the tariffs of mobile Internet used abroad by 50 percent, and in 42 roaming networks to one sixth within the EU as well as in further three countries.

  •
  The increase in the usage of Packet Switched Data services played an important role in 2008. The number of GPRS postpaid users rose by 70 percent by the end of 2008 compared to a year earlier.

  •
  Magyar Telekom continues to leverage the opportunity of Fixed Mobile Convergence ("FMC"), e.g., we have launched integrated broadband offers (bundling ADSL and mobile Internet).

Equipment and activation

        We distribute an extensive range of mobile device portfolio, such as terminals, accessories, notebooks, netbooks, data products, SIM cards and vouchers.

        We focus on both acquisition and retention, offering several favorable packages to our customers, like the interest-free installment option for almost all mobile handsets and notebooks, or in case of our existing customers, the popular loyalty offers with more favorable prices and conditions.

        We offer combined mobile service and device offers to our customers, finely-tuning the eventualities of existing mobile services, together with supportive devices.

        The best example of this is the successful introduction of iPhone 3G in the Hungarian market exclusively by TMH. iPhone 3Gs can be also bought bundled with iPhone specific tariff plans (ikon 400 and ikon 600), which help fully exploit iPhone 3G's multimedia capabilities.

        TMH sells and leases equipments manufactured by other companies.

        The telecommunications device sector is highly competitive and characterized by rapid technological innovation, mainly in the mobile business. We believe that supply and service of telecommunications devices are integral elements of a full service telecommunications provider, and are necessary for the expansion of our customer base. In addition, these activities allow us to ensure that technologically advanced equipments required for new services are available on the Hungarian market.

Other mobile services

        Pro-M realizes service revenues from providing EDR telecommunications services for various public safety (emergency) and law enforcement bodies based on the EDR contract. The agreement provides continuous payments until 2015.

Fees and charges

        Since January 1998, mobile subscriber rates have been deregulated, and carriers have had the freedom to set the level of fee components (i.e., connection fee, subscription fee and traffic charges).

        We charge subscribers a one-time connection fee, monthly subscription charges, event charges and time-based traffic charges. Customers using prepaid cards do not pay monthly subscription charges (but in case of some price plans monthly recurring fees do exist). We do not charge subscribers for incoming calls, other than calls received while roaming. We receive payments from other telecommunications service providers for terminating calls on our network. We maintained the widest range of price plans and successfully introduced additional plans in 2008 to acquire new subscribers and develop loyalty.

T-Mobile operations in Macedonia

        T-Mobile Macedonia is the leading mobile operator in Macedonia, continuously providing the highest technological and advanced services in order to meet the growing needs of mobile customers in the highly competitive market. The principal activities of T-Mobile Macedonia's operations are digital mobile telephone services based on GSM technology and non-voice services such as SMS, MMS and GPRS.

        T-Mobile Macedonia had expanded its customer base from 1,212,539 at the end of 2007 to 1,379,191 by the end of 2008. T-Mobile Macedonia had 59.4 percent market share in terms of subscribers based on the number of active SIM cards in the Macedonia mobile market. The mobile market penetration in Macedonia is over 110 percent.

        The table below sets forth information concerning the number of T-Mobile Macedonia subscribers at the dates indicated:

	At December 31,
	2006	2007	2008
Number of subscribers
Postpaid subscribers	177,311	280,707	360,706
Prepaid subscribers	767,219	931,832	1,018,485

Total subscribers	944,530	1,212,539	1,379,191

Average MOU per subscriber	72	90	96
Average monthly Revenue per User in HUF	3,206	3,054	2,586
Mobile penetration in Macedonia (%)	68.3	93.3	110.5
T-Mobile Macedonia's market share (%)	66.5	62.3	59.4

        The increase in the number of T-Mobile Macedonia subscribers in the last three years is attributable to a number of factors, including the reductions of call charges in real terms, success of community offers and campaigns with attractive handset prices. The churn rates of customers are quite high in Macedonia.

        T-Mobile Macedonia faced intense price-based competition in 2008, mainly driven by VIP that entered the market in September 2007. Competitors launched various campaigns and price plans at very low prices both for postpaid and prepaid customers.

        With clear focus on retention and growth of the valuable customers base and in order to meet Macedonian mobile subscribers' needs for lower prices, T-Mobile Macedonia adjusted the prices for some of the existing price plans and introduced several services with attractive prices as extensions of the existing price plans, mainly based on the community offers.

        T-Mobile Macedonia was awarded a 3G license on December 17, 2008.

T-Mobile operations in Montenegro

        T-Mobile Crna Gora is the second largest mobile operator in Montenegro with 36.1 percent mobile market share. Since its inception in 2000, it offers innovative and advanced services to the Montenegrin market and has been experiencing dynamic growth.

        The main activities of T-Mobile Crna Gora's operations are digital mobile telephone services and non-voice services, such as SMS, MMS based on the GSM, UMTS, GPRS, Enhanced Data rates for GSM Evolution ("EDGE") and HSDPA technologies. T-Mobile Crna Gora actively employs various promotions and incentives to encourage use of its services. In addition to a variety of service packages, T-Mobile Crna Gora offers WAP, MMS, content SMS and premium-rate SMS services. In 2007, T-Mobile Crna Gora started the development of a new 3G network, and extended its service portfolio with web'n'walk and Mobile Internet, in order to meet the growing needs of mobile customers in an increasingly demanding and competitive Montenegrin mobile market.

        The table below summarizes the key operational statistical figures of T-Mobile Crna Gora:

	At December 31,
	2006	2007	2008
Number of subscribers
Postpaid subscribers	48,252	73,675	89,070
Prepaid subscribers(1)	283,364	335,266	417,449

Total subscribers	331,616	408,941	506,519

Average MOU per subscriber	127	120	105
Average monthly Revenue per User in HUF	3,858	3,252	2,886
Mobile penetration in Montenegro (%)(2)	103.8	168.7	185.6
T-Mobile Crna Gora's market share (%)(2)	42.3	33.8	36.1

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

        In the summer of 2007, T-Mobile Crna Gora experienced the largest roaming revenue growth since the beginning of its operation, attributable to the high number of tourists visiting the Montenegrin seaside, the higher roaming charges and preferred network agreements. In 2007, the penetration level in the summer season exceeded 160 percent, as a large number of tourists purchased prepaid cards, and the new entrant started its operation with attractive offers. In 2008, strong competition induced tariff declines and lower mobile usage could not be offset by higher customer base, which resulted in lower retail traffic voice revenues. Due to the weaker summer season, visitor revenues also dropped in 2008 compared to 2007. These factors resulted in lower ARPU in 2008 as compared to 2007.

DISTRIBUTION AND SALES

T-Home operations in Hungary

        In September 2008, Magyar Telekom introduced the T-Home brand. In parallel with the T-Home brand introduction, all 48 shops have been transformed to comply with the new T-Home brand requirements. The T-Home design has been visualized and displayed in all direct shops.

        Besides customer acquisition, cross-selling, up-selling and customer retention type of activities, shops are heavily loaded with customer service related tasks. In 2009, the direct shop network has to face two major challenges: to decrease the average customer waiting time by simplifying and improving IT processes and to put more emphasis on cross-selling and up-selling activities by focusing on the new T-Home portfolio (2Play and 3Play offers) in order to increase customer value.

        115 indirect shops also provide T-Home related products and services and this number will be further increased in 2009. In 2009, in the recently integrated shops, the major task will be to improve T-Home sales performance. T-Home services are also sold via an extensive Telesales channel as well as a door to door agent network which is currently being reformed to meet quality as well as efficiency requirements.

T-Home operations in Macedonia

        Makedonski Telekom has developed different sales channels in order to serve customers from different segments. Makedonski Telekom uses direct sales channel, such as its own retail network, direct agents and key account managers; indirect sales channel based on indirect master dealers with their network of own shops, partner shops and free lancers; on-line sales channel and call centre which performs telesales.

        The main sales channel is the Makedonski Telekom shop network. There are seven T-Home standalone shops and 21 joint shops with T-Mobile Macedonia, which offer the complete T-Mobile and T-Home product portfolio. A new joint shop introducing a new concept (café and shop) was opened on January 23, 2009. A part of the Makedonski Telekom product portfolio (e.g., telephone sets, photo equipment, computers, printers, network equipment) is available to the customers using installments payment through their telephone bill.

        Direct agents serving the SME segment put strong emphasis on sale of PBX-based solutions and IT network solutions in 2008.

T-Home operations in Montenegro

        In 2008, the main focus of our sales activities in the Montenegrin fixed line operations was to increase ADSL sales. In order to profit from the market dominance of Crnogorski Telekom and to stimulate growth of non-voice revenues, several promotions have been implemented and ADSL offers have been restructured. As a result of intensive promotions and the restructuring of ADSL offers, ADSL subscriber base increased significantly.

        Crnogorski Telekom has developed different sales channels in order to provide best services to residential and business customers. Crnogorski Telekom's direct sales channels consist of own shop network (14 joint T-Mobile and T-Com shops), key account managers and SME coordinators. Crnogorski Telekom's indirect sales channels include the partner shop's network, dealers, web sales, "door to door" sales and Call Center.

T-Systems

Enterprise

        We deliver high service level to our Enterprise customers with full dedication to not only client management, but also technical support and service desk level. 81 key account managers handled approximately 2,800 large enterprises as of December 31, 2008 in governmental accounts, industrial accounts, commercial accounts, utility and media accounts and financial accounts split. The largest multinational companies are being served on Deutsche Telekom group level by a separate team in order to assure utmost attention to their trans-border needs.

        In 2008, we have launched the "Top30" project, in the framework of which we handle top customers of T-Systems and our subsidiaries KFKI and IQSYS in an integrated way. As T-Systems offers traditional telecommunications (fixed and mobile data and voice) services as well as IT services to its customers, a special team is dedicated to handle companywide info-communications, managed services and outsourcing projects both in the sales and implementation phases.

SME

        In 2008, we accomplished dedicated customer service within SME segment, i.e., all of the approximately 45,000 SME customers are managed by dedicated T-Systems sales managers. Our SME account managers are responsible for 40 percent of our customer base in terms of account and sales targets, while the other part is being managed through our indirect partners. Our own account managers and our indirect partners offer the whole T-Systems and T-Mobile portfolio, which includes IT, voice, data and complex services as well. In our sales activity, both our own account managers and our indirect network play an important role, where the indirect network has exclusivity with Magyar Telekom. In 2008, we started a project to brand our indirect sales channel "T-Partner".

        In 2008, the main focus has been on integrated offers, selling at least two different types of services to customers at the same time. In 2009, our goal is to grow further in IT and application services within our SME customer base.

T-Mobile operations in Hungary

        Magyar Telekom had 48 direct shops at the end of 2008. All shops provide full scale of sales and customer care related services in the entire consumer product portfolio. Handset repair service is also available in all shops. In parallel with the T-Mobile brand facelift, all shops have been transformed to comply with the new, refreshed T-Mobile brand requirements.

        In Magyar Telekom's distribution the exclusive indirect partner network plays important role with its 223 shops. The design and the outlook of the network have been significantly improved by transforming more than half of the shops into the new refreshed T-Mobile design. In 2008, 115 shops have become quasi-integrated, i.e., they sell T-Mobile and T-Home product portfolio as well. The cooperation with Internet and IT equipment retailers has been further developed by increasing the number of partners from 9 to 15 with several points of sales. In four main retail outlets (MediaMarkt shops), we introduced a "shop in shop" concept resulting in small "T-Points" with strong focus on customer acquisition. The exclusive indirect partner network has to face the same challenges in 2009 as the direct shop network, i.e., improve customer waiting service level and better exploit cross-selling and up-selling opportunities.

        We also sells our prepaid products (e.g., prepaid SIM packages, plastic top-up cards, on-line top-up) through major Hungarian retail channels. Prepaid products are available at 14,124 sales points nationwide (including 9,800 shops where on-line top-up is available, e.g., post offices).

T-Mobile operations in Macedonia

        T-Mobile Macedonia distributes its services in its own retail shops and through indirect partners (dealers). At the end of 2008, the retail shop network consisted of 34 shops, of which 13 are solely operated by T-Mobile Macedonia, while the other 21 are joint shops with Makedonski Telekom. All shops carry the full portfolio of products and services of T-Mobile Macedonia. In 2009, additional four joint shops are planned to be open.

        Another channel of the distribution network is the dealers' cooperation. Currently the network consists of 13 master dealers (including 2 direct contractors) with 140 shops. All the shops offer the full portfolio of sales activities, except for collection. By the end of 2008, all the dealers' shops have been redesigned with outdoor illuminated signs according to "T-Partner" image. Prepaid packages (with or without handsets) are available in all dealers shops and in additional 7,000 kiosks, which sell prepaid vouchers.

T-Mobile operations in Montenegro

        After a successful brand introduction in September 2006, T-Mobile Crna Gora continues to strengthen its market position, as well as brand awareness. Under the T-Mobile brand, the brand values include high international competence and high quality standards. Since the entrance of the third mobile operator in 2007, T-Mobile Crna Gora is now challenged by stronger competition and high market saturation.

        In 2008, the number of T-Centers reached 14. These are accompanied by a network of 15 exclusive Partner Shops which use a similar design to the own shops. Both types of outlets provide a permanent portfolio of handsets and the full range of services for new and existing customers. In addition, there were approximately 1,200 contracted points of sale for prepaid vouchers and SIM cards at the end of 2008.

        Business customers are served by key account managers taking care of the top 300 clients and SME coordinators who are in charge of SME and SOHO companies. Top clients are divided by industries (e.g., banks, hotels, large manufacturers, government) and small companies are divided by regions.

        In 2008, T-Mobile Crna Gora continued to be the market leader in the postpaid segment of mobile customers. The numerous promotions and the wide sales network resulted in increase in the number of both prepaid and postpaid customers in the business and residential segment as well.

COMPETITION

T-Home operations in Hungary

        We face strong competition in all areas of our fixed line operations including voice, Internet, cable television and IT services. Competitors include other LTOs, mobile telecommunications providers, Internet service providers, alternative service providers and cable television service providers.

        The concentration of the telecommunications market continued in 2008. Externet bought up Vivanet, which enhanced its position in the Internet market. By acquiring eTel, Interware has become able to provide voice services. Monortel merged into UPC and offers its services under the UPC Telekom brand. With the purchase of Actel, EnterNet obtained an own infrastructure.

Voice

        In recent years, mobile carriers are our largest competitors on the voice market. Mobile penetration has increased from 109.7 percent at December 31, 2007 to 121.8 percent by the end of 2008, which not only led to intense competition on the mobile telecommunications market, but also affected the fixed line telephone market. In 2008, the main reason for fixed line churn was mobile substitution.

        In our service areas, a number of carriers (Invitel, GTS Datanet, Interware and UPC Telekom) offer pre-selection and call-by-call services and were able to attract some of our customers. However, we respond to this challenge with attractive price plans, and successfully limit their expansion. We also offer similar price plans in order to attract new customers from LTO areas, however with only moderate success so far.

Internet

        Cable operators (e.g., UPC Telekom, Fibernet, Digikábel), alternative service providers based on Unbundled Local Loop ("ULL") (e.g., GTS Datanet, EnterNet), mobile service providers and other ISPs are our competitors on the Internet market. In 2008, we kept our leading position with the continuous increase of the number of ADSL lines, however, our market share declined mainly because of the spread of cable Internet.

        Compared to the previous years, the growth of fixed line Internet penetration was slower in 2008. A technology shift from ADSL to cable Internet can be experienced in the broadband market because in case of cable Internet, higher bandwidth is available at lower prices. Mobile Internet plays an increasingly important role, it represents approximately 25 percent of total Internet subscriptions, however the majority uses mobile Internet as a complimentary service beside fixed line technologies.

        ULL services have only marginal shares in the broadband market, therefore the NCA ordered the decrease of ULL access fees. We expect a slight growth of ULL services, which could lead to more intensive competition.

TV

        In 2008, the trend of digitalization continued in the television market. NCA issued a tender for digital terrestrial broadcasting which was won by Antenna Hungária Zrt. The digital terrestrial broadcasting television service is available from December 2008, with network coverage of almost 60 percent and the programs dominantly are available without a subscription fee.

        Invitel launched IPTV offers on its own service area and therefore became a 3Play service provider. Parallel to the launch of digital television services, UPC Telekom introduced a new offer structure and harmonized its voice, Internet and television packages.

        In October 2008, the NCA announced calls for a tender that allows new mobile carriers to enter the market. As a result of the tender, competition could become even more intensive in the Hungarian voice and broadband market.

T-Home operations in Macedonia

        On January 1, 2005, Makedonski Telekom's exclusive rights to provide fixed line telephone services expired, but as a result of the delay in implementation of the new regulatory framework, competition from other fixed line service providers started only in February 2007. Makedonski Telekom, however, faced indirect competition earlier from other mobile service providers and, to a limited extent, from other VoIP providers. In 2008, the main competition in the fixed line voice services was posed by mobile service providers. New fixed line service providers also started their operations by offering outgoing calls to Makedonski Telekom subscribers, either over VoIP or through carrier selection services. In addition, there is intense competition in the area of terminating international incoming calls on the fixed and mobile networks in Macedonia. By end of 2008, there were eight operators that terminated international traffic.

        The nature of fixed line competition has shifted from offering cheap outgoing calls (through carrier selection and VoIP) towards offering complete fixed line services.

        In April 2007, OnNet entered into an ULL Agreement with Makedonski Telekom based on Makedonski Telekom's Unbundling Reference Offer ("MATERUO"). Based on this agreement, OnNet offers its commercial services to the customers from May 2008. Commercial wholesale line rental agreement with OnNet, based on OnNet's request, has been signed as well.

        Cosmofon launched fixed line voice services in June 2008 over its GSM network, and in August 2008 it started to offer services based on 3G technology.

        Both major CATV operators, CableTel and Telekabel, as well as several smaller CATV operators started to offer fixed line services in the last quarter of 2008.

        Number portability has become available since September 1, 2008. Since fixed line customers are mostly Makedonski Telekom customers, we expect negative effects of number portability.

        To respond these challenges, Makedonski Telekom launched attractive bundled offers including flat components, VoIP, ADSL and IPTV.

        Until the end of 2008, Makedonski Telekom concluded interconnection contracts with three mobile operators and ten fixed line operators.

        Makedonski Telekom is the leading provider of leased line and data transmission services. CATV and wireless operators have built their own networks and are also capable to offer data transmission services, transmission capacity and various broadband services. Based on Makedonski Telekom's new wholesale leased line offer with decreased prices, we expect to sign several wholesale agreements with alternative operators.

        We expect more opportunities for alternative operators as Makedonski Telekom had to introduce new wholesale products based on regulatory obligations from the first quarter of 2009.

        In the Internet broadband market, there are three major service providers in addition to Makedonski Telekom: OnNet, CableTel and Telekabel. Makedonski Telekom has approximately 49 percent market share based on the number of retail subscribers at the end of 2008. It faces competition mainly from CATV operators' cable broadband Internet, offered to the CATV customers through their own networks and from broadband services through Makedonski Telekom's wholesale ADSL offer. Mobile operator Cosmofon also started to offer mobile broadband Internet access, through its 3G network, from September 2008.

        In November 2008, Makedonski Telekom entered the TV market by offering 3Play services: TV, Internet and voice bundles. Competitors also announced similar services, and CableTel already launched its first offer in October 2008. On April 25, 2009, the AEC granted radiofrequencies for digital TV services through digital video broadcasting- terrestrial ("DVB-T") to Telekom Slovenije.

T-Home operations in Montenegro

        In 2007, a new mobile and fixed line operator entered the Montenegrin telecommunications market: Mtel, the third mobile operator and licensed operator for development and exploitation of WiMAX-based network, launched its WiMAX fixed network.

        In the third quarter of 2007 and the first quarter of 2008, eight licenses for VoIP operators were issued as well. Two of them have signed agreements on interconnection and access with us in July 2008. They are able to offer outgoing call services to our customers through carrier selection and freephone service. The transit of incoming international calls via VoIP providers to our network is still not a regulated service and it is subject to a commercial agreement between parties.

        Fixed-mobile service substitution is expected to become increasingly significant. The high mobile penetration and the introduction of a third mobile operator in 2007 have intensified this trend.

        Nine Multichannel Multipoint Distribution Service ("MMDS") and CATV licenses were awarded at the beginning of 2007. Some of the cable operators have declared their intention to provide Internet and telephony services. Terms and conditions for joint usage of our underground infrastructure were published in 2008, but currently only three of these cable operators are using this possibility at five municipalities in Montenegro (in total length of less than 20 km). MMDS and satellite operators, who were able to start first with service provisioning and who are not dependant on our infrastructure, are currently market leaders in CATV segment.

        Strong competition is developing in the wholesale segment as well. It is expected that significant players like Telekom Serbia, National Broadcasting Company and Electricity Company will enter the Internet and data wholesale business after significant investments in their communications infrastructure have been realized during 2008.

T-Systems

        In 2008, our main competitors in the fixed line market were Invitel and GTS Datanet. In response to market consolidation and competitors' alliances, T-Systems focused on providing integrated network services and systems integration. These activities include managed and outsourcing services, sales based on providing consulting survey for complex customers' needs and focusing on large projects. With these product offerings, T-Systems positioned itself as an Information Technology/Technology Consulting ("IT/TC") solution provider for the corporate segment.

        We divide the IT market into two segments according to the type of services. Our main competitors in the IT Infrastructure services segment are HP, Synergon, S&T, IBM, Albacomp and Getronics. Our main competitors in the IT Application Development services segment are HP, Synergon, IBM, Albacomp, Accenture, FMC and Unisys. Our goal in this highly competitive market is to keep our leading position in the IT services market by achieving a larger growth rate than the average, to win significant projects and to use a new business model in the small and medium business sector: standardized products via economies of scale.

T-Mobile operations in Hungary

        In 2008, the Hungarian mobile telecommunications market was characterized by intense competition, driven by new broadband services, lower prices and aggressive marketing. The mobile penetration rate further increased to 121.8 percent by the end of 2008. We continued to focus on customer retention and the development of mobile broadband services. Despite the intense competition, as of December 31, 2008, we accounted for an estimated 43.9 percent of the total Hungarian mobile market in terms of subscribers based on the number of active Subscriber Identity Module ("SIM") cards and 44.2 percent in terms of total number of active SIM cards generating traffic in the previous three months.

        The direct competitors of TMH are Pannon and Vodafone. Vodafone, the smallest mobile network operator in terms of the number of subscribers in Hungary, continued to focus on acquisitions (especially in the field of mobile broadband) supported by aggressive flat tariff offers and marketing campaigns. Vodafone's market share slightly increased to 21.0 percent by the end of 2008. Pannon kept a strong mobile market share and community focus, and maintained its stable second position in the market. By the end of 2008, it had a market share of 35.1 percent driven by the considerable increase of its inactive subscriber base.

T-Mobile operations in Macedonia

        There are at present three mobile operators operating in the Macedonian mobile market. The mobile market penetration measured in terms of subscribers is over 110 percent, which is mainly due to strong and intense competition conducted on the basis of prices, subscription options, subsidized handsets, range of services offered, innovation and quality of service. The second largest mobile telecommunications service provider in the country based on the number of subscribers, Cosmofon began commercial operation in June 2003. Its marketing and advertising efforts are aggressive with low and competitive handset pricing, attractive price plans, a broad array of advertising and indirect channels of sales. Cosmofon broadened its operations in the field of fixed line telecommunications services in June 2008 and started its 3G commercial operations in the prepaid, postpaid and Internet segment in August 2008.

        In February 2007, the Macedonian telecommunications regulator awarded a third mobile license to Mobilkom Austria. The operator entered into the Macedonian market with 2.5G Services in September 2007 under the name VIP. VIP started intensive campaigns even before its official start of operations. VIP entered into a national roaming agreement and site sharing agreement with T-Mobile Macedonia, but is also building its own GSM network. The partnership with Vodafone helped VIP to introduce Blackberry together with introduction of Virtual Private Network ("VPN") capabilities.

        While greater competition was brought to the mobile market with the entry of a third market player, the investment of Deutsche Telekom in OTE/Cosmote significantly increased Deutsche Telekom's position in Macedonia. The Macedonian Commission for Protection of Competition ("CPC") decided that Deutsche Telekom should sell Cosmofon as corrective measure on the market. In March 2009, Telekom Slovenije purchased 100 percent shares of Cosmofon and currently owns the two major competitors, Cosmofon and OnNet.

        T-Mobile Macedonia was awarded a 3G license on December 17, 2008. The tender obligations impose a commercial launch of the service within six months from the date of granting the license (June 17, 2009) and 50 percent population coverage within a year from the date of granting the license (i.e., by December 17, 2009), additional 30 percent (or 80 percent total) population coverage within 3 years as from the date of granting the license (i.e., by December 17, 2011).

        In March 2009, T-Mobile Macedonia introduced 3G iPhone on the Macedonian market.

        On May 7, 2009, the Agency has published on its web site the decision of the Commission no. 11-20/3 from May 5, 2009, as its second instance body, for choosing T-Mobile Macedonia as best bidder on the tender for granting 2 radiofrequency licenses in the 1800 MHz band. T-Mobile Macedonia will be able to enhance the performance of its network with this additional band. T-Mobile Macedonia needs to pay the one off fee of EUR 2 million by June 5, 2009.

        On January 9, 2009 the Government of Republic of Macedonia decided on initial fee of EUR 5 million per license for a tender for granting two new 3G licenses.

        On December 31, 2008, T-Mobile Macedonia had 59.4 percent, Cosmofon had 29.1 percent and VIP had 11.5 percent market share based on the number of subscribers.

T-Mobile operations in Montenegro

        T-Mobile Crna Gora started its commercial operations as the second mobile telecommunications service provider in Montenegro in 2000, four years after the first mobile provider, Promonte, started its operations. In 2007, a third mobile operator, Mtel, entered the Montenegrin mobile market.

        At the end of 2008, T-Mobile Crna Gora had 36.1 percent, Promonte had 38.2 percent, while Mtel had 25.7 percent market share in terms of number of active subscribers. T-Mobile Crna Gora is the market leader in the postpaid segment with 42.9 percent market share.

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

        As in other countries, competition in mobile services is intense and driven by pricing, subscription options, subsidized handsets, coverage, as well as quality and portfolio of services offered. Our competitors' marketing and advertising activities are aggressive.

        T-Mobile Crna Gora's goal is to increase its market share by introducing segment-oriented price plans, continuously offering new attractive handsets, exploiting synergies with Deutsche Telekom, and maintaining existing customer relations and community involvement as a sponsor of important social, cultural, sports and educational events.

DEPENDENCE ON PATENTS, LICENSES, CUSTOMERS, INDUSTRIAL, COMMERCIAL AND FINANCIAL CONTRACTS

        We do not believe that we are dependent on any patent or other intellectual property right, on any individual third party customer or on any industrial, commercial or financial contract. Similar to other fixed line and mobile operators, we require telecommunications licenses from, and/or register our services at the governments of Hungary, Macedonia, Montenegro, Romania, Bulgaria and the Ukraine, the countries in which we provide telecommunications services.

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

        The NRF, in particular:

  •
  sets out the rights, responsibilities, decision-making powers and procedures of the NRAs and the European Commission;

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

        In each EU Member State, an NRA is responsible for enforcing the national telecommunications laws that are based on the EU Framework. NRAs generally have significant powers under their relevant telecommunications acts, including the authority to impose network access and interconnection obligations, and to approve or review the charges and general business terms and conditions of providers with SMP. In general, a company can be considered to have SMP if its share of a particular market exceeds 40 percent. Market share is determined based on revenue, number of subscribers, usage volume figures or a combination of these depending on the particular market. NRAs also have the authority to assign wireless spectrum and supervise frequencies.

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

        Under the EU Framework, the European Commission periodically issues a market recommendation, which is a list of telecommunications markets that it considers susceptible to sector-specific regulation. NRAs must take this list of markets into account when defining the markets that are to be analyzed for the existence of competitive restraints. If an NRA finds that a market is not competitive, it establishes which providers have SMP in this market and may impose certain measures prescribed by statute.

        In February 2003, the European Commission issued its first recommendation, which related to the retail markets for fixed-line public telephone service and leased lines, as well as the wholesale markets for the ULL, fixed network interconnection, leased lines, broadband access, mobile voice call termination, mobile access and call origination, international roaming, and broadcasting transmission services. We have been designated as an operator with SMP in almost all of these markets in Hungary. Future market analyses by NRAs have to consider a new recommendation of the European Commission effective as of December 17, 2007 as described in "—Legislative Developments" below.

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

        In addition to the European Commission's recommendation, there is a separate EU regulation on unbundled access to the local loop, which became effective in January 2001. It contains the obligations to provide full unbundled access to copper-paired wire lines, as well as unbundled access to the high-frequency spectrum of those lines (line-sharing). Since each member state has specifically addressed local loop unbundling by individual regulatory measures under the framework, the new EU proposals to amend the regulatory framework as described below provide for the termination of the separate EU regulation on local loop unbundling. Unbundling has led to a moderate loss of our market share.

Legislative Developments

        Under the EU Framework, the European Commission must regularly review its market recommendation. On December 17, 2007, the European Commission issued the second version of its market recommendation, which now has to be considered by NRAs when analyzing telecommunications markets. The new version of the market recommendation reduced the number of markets to be reviewed from 18 to 7. In particular, most retail markets have been removed from the list of markets that are susceptible to telecommunications regulation. However, the most important retail market relating to retail access to the fixed telephone network remains subject to such regulation. Further, some wholesale markets are now described in a broader manner. For example, the market for local loop unbundling is no longer restricted to metallic loops. Whether these broader definitions lead to an expansion or a reduction of regulation is difficult to predict at this time. The new market recommendation primarily relates to the retail market for access to the public telephone network at a fixed location, wholesale markets for call origination of fixed telephone networks, call termination of individual fixed networks, network infrastructure access (including shared or fully unbundled access) at a fixed location, broadband access, terminating segments of leased lines, and voice call termination on individual mobile networks.

        In addition, the entire EU Framework is subject to a review, which is currently in progress. The European Commission has issued proposals to amend the current framework, which must be accepted by the European Parliament and the Council of Ministers before becoming legislation. These proposals do not include any deregulation efforts. Instead, the European Commission has proposed establishing a regulatory agency at the EU level, and to extend veto rights of the European Commission with respect to an NRA decision. Furthermore, the European Commission proposes to provide NRAs the power to separate the network operations of providers with SMP from the service business of such providers in certain circumstances. On September 24, 2008, the European Parliament approved significant changes to these proposals in its first reading. The main amendment to the proposals recommends the development of the European Regulators Group organization instead of the creation of a full regulatory agency at the EU level, rejects the extension of Commission veto rights, subjects the separation remedy to the fulfillment of strict conditions and intends to introduce a series of measures for enhancing investments in NGNs. The Telecommunications Council decided on its own amendment proposal on November 27, 2008. The European Commission, the Parliament and the Council will have to agree on a compromise amendment proposal to be approved in second reading in the second quarter of 2009 according to plans. Any changes to the framework would become effective following their transposition into national law, expected by November 2010. Whether the regulatory framework will increase or decrease the regulatory burden on us will depend on the changes being adopted by the European Union, the manner in which revised directives are subsequently implemented in the EU Member States, and how the revised regulatory framework will be applied by the respective NRA.

Competition Law

        The European Union's competition rules have the force of law in all EU Member States. The main principles of the EU competition rules are set forth in Articles 81 and 82 of the European Community Treaty ("E.C. Treaty") and in the EU Merger Regulation (the "Merger Regulation"). In general, the E.C. Treaty prohibits "concerted practices" and all agreements that may affect trade between Member States and which restrict, or are intended to restrict, competition within the EU, and prohibits any abuse of a dominant position within the common market of the EU, or any substantial part of it, that may affect trade between Member States. The European Commission enforces these rules in cooperation with the national competition authorities, which may also directly enforce the competition rules of the E.C. Treaty. In addition, the national courts have jurisdiction over alleged violations of EU competition law.

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

The EU Regulation of the Mobile Market

        The recommendation on relevant markets, which has to be analyzed by NRAs, has been updated on December 17, 2007, and requires NRAs to analyze one mobile communication market in order to determine whether regulatory remedies must be imposed: call termination in mobile networks.

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

        On February 20, 2006, the European Commission announced that, in light of the inability of NRAs to impose regulatory remedies, it had begun to work on an EU regulation on international voice roaming charges. On June 30, 2007, an EU regulation entered into force which regulates international roaming tariffs for wholesale and retail customers on the basis of a capped pricing system. As a consequence, our mobile operations in the European Union had to lower their wholesale and retail roaming tariffs, which negatively affected our revenues. On the basis of a price schedule mandated by this EU regulation, further reductions of wholesale and retail roaming prices took place in mid-2008 and will have to be made in mid-2009. Furthermore, the EU regulation mandates the introduction of additional transparency measures requiring us to make additional investments.

        The European Commission has reviewed the development of prices for data roaming, resulting in proposals to regulate those prices. On September 23, 2008, the European Commission presented a legislative proposal to the European Parliament and Council to revise the EU Roaming Regulation. The proposal asks for extension of voice telephony roaming price caps for a further three years beyond the current expiry at end June 2010, mandating per second billing, regulating SMS wholesale and retail prices as well as wholesale data roaming prices and introducing further transparency rules starting from July 2009. The revised Regulation would apply until end of June 2013. The Telecommunications Council supported the Commission proposals on November 27, 2008. The European Parliament, however, has not yet decided on the proposed amendment.

        In addition, the European Commission plans to introduce a recommendation on mobile termination rates by prescribing detailed cost accounting methodology to be applied over a set timeframe by the NRAs. As a result, it is possible that TMH termination rates will be reduced to a lower level than intended by the NRA by 2012. However, the harmonization of termination rates—introduced on January 1, 2009 according to the NCA's decision—will have a positive effect on our company.

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

        We were designated as a universal service provider and entered into a universal service contract with the Minister. The contract was valid until December 31, 2008 and could be extended for an additional four years. The negotiations started with the Minister on the future terms of the contract have not led to an agreement. Therefore the Minister issued a decree on December 31, 2008 imposing an obligation on Magyar Telekom (and the other two operators) to provide universal services in 2009 without being designated as a universal service provider and without having concluded a universal services contract. Our interpretation of the legal status is that the Act on Electronic Communication provides that (i) the obligation to provide universal services may only be imposed on operators designated as universal service providers and (ii) the terms of such obligations need to be agreed in a contract between the designated operator and the Minister. In the absence of such a designation and without having concluded such a contract, we have no obligation to provide universal services from January 1, 2009.

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

        The new round of analysis of the 18 relevant product and service markets started in the second half of 2006 and analysis of all of these markets has been completed. Market 17 concerning the wholesale national market for international roaming on public mobile networks has not and will not be analyzed because Regulation No. 717/2007/EC of the European Commission and the Council on price caps applied to wholesale and retail international roaming voice charges and on transparency requirements for the provision of roaming tariffs to end users came into force on June 30, 2007. Magyar Telekom's SMP status has been unchanged compared to the previous round of market analysis and in most cases our obligations have been changed only slightly by having more detailed rules apply to our provision of services. A more significant change has been the introduction of an obligation to offer wholesale naked ADSL at regulated prices.

        The aforementioned list of relevant markets taken into account in the market analysis of the NCA was reviewed in the EU in 2006 and 2007. The amended recommendation of the EU that contains the relevant markets entered into force on December 17, 2007. As a result, retail call markets (market 3-6) and the minimum set of leased lines became deregulated as well as wholesale markets for transit services in the fixed telephone network, wholesale trunk segments of leased lines, access and call origination on public mobile telephone networks and broadcasting transmission services to deliver broadcast content to end users. The new recommendation is expected to become effective in the current round of market analyses by the NCA, which are expected to be completed in 2009.

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

        Interconnection.    According to the Electronic Communications Act and Government Decree 277/2003 (XII.24.), providers with SMP are obliged to prepare reference offers for interconnection and to provide these services upon the reference offer when there is a request for them by other telecommunications service providers.

        According to the Government Decree 277/2003 (XII.24.), providers with SMP are obliged to enter into agreements for access to their networks when requested by another service provider. If the provider is obliged to prepare a reference interconnection offer, this offer must be in line with the legal regulations about the reference offer. The NCA has authority to arbitrate in disputed cases and may establish provisional arrangements. The reference offer of the providers with SMP must be approved by the NCA.

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

        Licensing and Allocation of Frequencies.    With the exception of radio receiver device, radio equipment, radio stations and radio communication networks may be operated on the basis of a general or exclusive radio license. A radio license may be issued exclusively on the basis of a valid frequency assignment license, with certain exceptions. Radio equipment, radio stations, radio networks and radio communications systems may be installed with a frequency assignment license, with certain exceptions. Payment of fees is required for reservation and usage of frequencies assigned for civil purposes, reservation of identifiers and use of the assigned identifiers. In the case of terrestrial public mobile communications there is no frequency reservation fee, only frequency usage fee.

        Magyar Telekom Plc. pays a frequency license fee on the basis of Decree 6/1997 (IV.22.) KHVM on "Frequency Reservation and Usage Fee" and Government Decree 120/1998 (VI.17.) on "Rules of Payment of Frequency Reservation and Usage Fee". 18/2008. (VIII.8.) KHEM decree modified the 6/1997. (IV.22.) KHVM decree and introduced new allowances for mobile broadband systems resulting in a 34 percent saving in the 3G/UMTS base station spectrum usage fee since July 1, 2008. Additional rules related to frequency usage include Government Decree 346/2004 (XII.22.) on "Specification of the National Table of Frequency Allocation" and Government Decree 78/2006 (IV.4.) on "Rules of the Auction and Tender to Obtain the Frequency Usage Right". These decrees were modified on October 19, 2008 laying down the legal framework for the licensing of 450 MHz fourth spectrum block and 26 GHz spectrum blocks.

        Magyar Telekom Plc. pays a number usage fee for call numbers used by the Company, according to Decree 11/2005 (IX.28.) IHM on "Fees of Engaging the Identification Numbers Necessary for the Provision of Public Telephone Services".

        Frequency assignments must conform to the National Table of Frequency Allocations, which lays out the entire spectrum and the purpose and availability of frequency bands.

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

        The Act contains a new paragraph introducing a new task for the NCA; it shall—in as much as permitted by law—take into account the recommendations issued by the Commission pursuant to Article 19 (1) of Directive 2002/21/EC of the European Parliament and of the Council of March 7, 2002 on a common regulatory framework for electronic communications networks and services. Where the regulatory authority chooses not to follow the relevant recommendation, it shall inform the European Commission giving the reasoning for its position.

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

        Frequency Fees.    TMH had frequency usage fee payment obligations for channels allocated by the NCA in the 900 MHz and in the 1800 MHz band. In 2008, TMH paid HUF 3,900 million frequency usage fee for the right to use radio channels in the 2x8 MHz wide Primary 900 MHz band and HUF 279 million for the right to use the radio channels in the 2x15 MHz wide DCS 1800 MHz band.

        TMH also paid frequency fees for the International Mobile Telecommunications ("IMT") 2000/UMTS band. In 2008, TMH paid HUF 1,302 million frequency fee for the right to use radio channels in the 2x15 MHz wide IMT-2000/UMTS frequency band. In addition, TMH paid HUF 1,145 million in 2008 for the right to use microwave frequencies.

        Fees and Charges.    TMH's subscriber charges are not subject to regulation under the Pricing Act or any ministerial decree.

        Roaming Agreements and Tariffs.    TMH may sign roaming agreements with other public mobile telecommunications service operators outside of Hungary in accordance with the rules of the GSM Association, an association of GSM operators and associated members. A new Regulation (of the European Parliament and of the Council No. 717/2007/EC) applied specific caps on wholesale and retail international roaming voice charges and set transparency requirements for the provision of roaming tariffs to end users. Text messaging and data communications were not covered immediately but subject to regulatory monitoring. The regulation came into effect on June 30, 2007 but new retail charges (Eurotariff) were applicable from September 30, 2007. On September 23, 2008, the European Commission presented a legislative proposal to the European Parliament and Council to revise the EU Roaming Regulation. The proposal asks for extension of voice telephony roaming price caps for a further three years beyond the current expiry at end June 2010, mandating per second billing, regulating SMS wholesale and retail prices as well as wholesale data roaming prices and introducing further transparency rules starting from July 2009. The revised Regulation would apply until end June 2013. The Telecommunications Council supports the proposal but the European Parliament has not decided yet on the amendment.

        Market Assessment, SMP Designation Process and Interconnection.    See "—Pricing".

        Termination.    TMH met all of its concession obligations in 2008. If an event of default occurs under the 900 Concession Contract, the Minister may issue a cure notice to TMH. TMH would then have 90 days to agree with the Minister on a plan of action for curing the default. If TMH does not reach an agreement with the Minister or if TMH does not cure any such default within an agreed period of between three to six months, the Minister may issue a notice terminating the 900 Concession Contract.

        UMTS.    On December 7, 2004, the NCA awarded TMH the exclusive right to use the frequency blocks of 1920-1935/2110-2125 MHz Frequency Division Duplex ("FDD") and 1915-1920 MHz Time Division Duplex ("TDD") for deployment and operation of IMT 2000/UMTS mobile telecommunications system (3G system). The duration of the frequency usage right is 15 years (until 2019) with an option to extend for another seven and a half years.

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

        The license fee for IMT-2000/UMTS was HUF 17,000 million plus reclaimable Value Added Tax ("VAT"), payable by the end of 2005. In addition to the license fee, TMH capitalized expenses incurred in connection with the acquisition process of the license. The total amount capitalized was HUF 17,073 million. The IMT-2000/UMTS license right is amortized on a straight-line basis over 15 years from the time of the commencement of the commercial service on August 26, 2005 to the end of the initial license period.

        On October 22, 2008, the NCA published comparative biddings for the spectrum usage rights of 450 MHz/GSM/UMTS/26 GHz spectrum blocks. Magyar Telekom and the two other mobile incumbents were excluded from the auctions for the 450 MHz and the 4th GSM/UMTS spectrum blocks. Winners of the auctions were expected to be announced at the latest by end of January 2009, however the NCA postponed the decisions on the results of the bids. On March 16, 2009, the NCA cancelled the auction for the 4th GSM/UMTS spectrum package referring to the economic recession, which made the bids questionable from a financing and profitability point of view. On April 24, 2009, the Council of the NCA dismissed the appeals of three bidders, who may go to the Municipal Court asking for the review of the decision of second instance. On April 30, 2009, the NCA declared the auction for the 450 MHz spectrum block unsuccessful in a decision of first instance, while the auctions for the two 26 GHz spectrum blocks successful. Magyar Telekom won the 26 GHz spectrum block it had bid for, while the other block was won by Antenna Hungária Zrt. GTS Datanet, the unsuccessful bidder of the 26 GHz band "E" block—won by Antenna Hungária Zrt—appealed against the decision of the NCA on the basis of alleged procedural mistakes. The appeal does not have any effect on Magyar Telekom's successful bid for the 26 GHz band "D" block. Unsatisfied bidders for the 450 MHz spectrum block may also appeal against the decision of the NCA.

Competition Law Restrictions

        The Electronic Communications Act and the Contract on Universal Service Provision in line with the Competition Act prohibit us from the abuse of our dominant position in the markets where we are in a dominant position.

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

        The Media Act is under a full revision; the third draft was published at the end of February 2009. The passing of a new Media Act is subject to a qualified majority of the Parliament, and the new Act is proposed to enter into force on July 1, 2009.

Development of the Telecommunications Regulatory Regime in Macedonia

        A new Macedonian law concerning electronic communications (Law on Electronic Communications, "ECL"), which was enacted on March 5, 2005, brought the country's telecommunications regulations closer to the EU regulatory framework, with some transitional provisions. It also provides a number of strict obligations for the existing operators.

        In the second half of 2006, the Government of the Republic of Macedonia enacted a number of bylaws and rulebooks regulating different communication areas. On May 4, 2007, the ECL was amended and criminal responsibility was introduced for the responsible person within the legal entity for not publishing the reference interconnection offer and the offer for unbundled access to the local loop. Additional amendments of the ECL were adopted on August 4, 2008, as a result of which the Concession Contracts of Makedonski Telekom, T-Mobile Macedonia and Cosmofon concluded in accordance with the old telecommunications act with the Ministry of Transport and Communications were terminated as of

September 4, 2008. All the relevant provisions from the Concession Contracts were included in the ECL amendments. On September 5, 2008 the AEC, ex officio, has issued a notification to Makedonski Telekom and T-Mobile Macedonia for those public electronic communications networks and/or services which have been allocated thereto under the Concession Contracts. Radiofrequency licenses were issued to the operators for the bands granted with the Concession Contracts in a form prescribed by the ECL.

  Regulation of Fixed Line Business

        On December 31, 2004, Makedonski Telekom's monopoly rights in the Macedonian telecommunications market expired, thus making it possible for other network and service providers to enter the Macedonian telecommunications markets, upon the submission of notification to the AEC and the registration thereof. By December 2008, the AEC had registered 158 network operators and 36 providers of public fixed telephony services. Makedonski Telekom published Network Access Agreement for the VoIP service providers for international calls.

        Under the ECL, Makedonski Telekom has been designated as an SMP in the market for fixed line voice telephone networks and services, including the market for access to the networks for data transmission and leased lines. Makedonski Telekom as an SMP operator has the obligation to enable its subscribers to access publicly available telephone services of any interconnected operator with officially signed interconnection contract.

        In July 2005, the AEC issued regulations governing the conditions of interconnection. Rules for access to, and the use of, specific network facilities were issued in August 2005, and regulations governing the opening of the local loop to competitors, and carrier selection, were adopted in December 2005. The amended bylaws for local loop unbundling, accounting separation and rules for access to and the use of specific network facilities were enacted in September 2008. In December 2008, four additional bylaws were enacted concerning local bit stream access, wholesale line rental, retail price regulation and an amended bylaw for interconnection.

        On August 8, 2005, Makedonski Telekom submitted its first Referent Interconnection Offer ("MATERIO") to AEC. The interconnection prices contained in this offer were approved on January 23, 2006. In November 2006, the first interconnection contract was signed according to the conditions determined in the Reference Interconnection Offer ("RIO"). The AEC approved the amended MATERIO on December 17, 2007. By December 2008, Interconnection Agreements were signed with ten fixed line operators and three mobile operators. One alternative operator (OnNet) has local interconnection and two of the operators have carrier selection (OnNet and Nexcom) agreement with us.

        On May 23, 2008, the AEC issued approval for the new decreased interconnection and unbundling fees based on the audit report on Makedonski Telekom's cost-accounting system issued by independent auditor. Makedonski Telekom's first MATERUO was submitted to the AEC on September 5, 2005 and approved on July 19, 2006. MATERUO was also amended in 2007 twice by decreases of the shared access prices and by commercial technical provisions. The latest MATERUO was submitted in October 2008, which was based on the new amended bylaw for MATERUO Reference Offer. The latest changes in RUO were applied from January 2009 after AEC approval. On April 16, 2007, Makedonski Telekom signed the first RUO based unbundling agreement with an alternative fixed network operator.

        To prepare for competition in its fixed line business, Makedonski Telekom carried out several changes to its retail pricing structure. For example, Makedonski Telekom continued to align the prices it charged for network access products and calling services with the underlying costs. In addition, on the basis of the ECL, the AEC imposed obligation for cost-based prices for wholesale services. To the extent that any of its subscriber line prices do not yet fully reflect the cost of service, a negative impact on Makedonski Telekom's competitiveness in the wholesale and retail markets can be expected. In July 2007, the wholesale ADSL agreement with competitor OnNet was signed.

        According to the obligations imposed by the ECL, a new number portability bylaw was published by the AEC on December 27, 2006. Operators of publicly available telephone services must enable their subscribers to retain their numbers when changing telecommunications operators. The number portability has been implemented on Makedonski Telekom's and T-Mobile Macedonia's networks and commercial start of the service in Macedonia was on September 1, 2008. Based on latest MATERIO, number porting setting fee could be charged by inter-operator charging principle or by end customers.

        On September 4, 2008, new bylaws for wholesale leased lines and minimal set of leased lines were adopted by AEC. Makedonski Telekom prepared the offers and submitted for approval in line with the deadlines. Based on new enacted bylaws in December 2008 for wholesale line rental, local bit stream access and retail price regulation, several additional regulated wholesale products were submitted for approval to AEC. The wholesale line rental was approved by AEC on March 18, 2009.

        Since the end of 2004, when Makedonski Telekom's obligation for providing universal services according to its concession contract expired, there has been no operator dedicated as universal service provider. In May 2006, the Government of the Republic of Macedonia enacted a decision for implementation of temporary strategy for universal services, which set the basic strategic decisions. The relevant bylaws regulating the technical parameters, quality requirements and pricing of providing universal services in Macedonia were enacted in the second half of 2006.

        On December 27, 2007, the Commission of AEC decided to publish the public tender to provide universal electronic communications services in Macedonia. On February 22, 2008, Makedonski Telekom and Cosmofon were selected as candidates to be universal service providers in the prequalification process. Written invitations (without public announcement) by AEC will be sent to selected candidates soliciting their offers to provide universal electronic communications services.

        In 2007, the AEC granted six regional and two national authorizations for radio frequency utilization in the 3.4–3.6 GHz band for realization of a fixed wireless access, WiMAX. According to the tender rules, operators with national licenses were obliged to provide services from January 2008 and operators with regional licenses were obliged to provide services from March 2008. WiMAX operators started their operations with delay and until now they do not have significant impact on the electronic communications market. On August 14, 2008, AEC published tender for assignment of two regional licenses which were previously seized because the operators which gained the licenses did not fulfill the tender conditions. Licenses for both regions were granted to Cosmofon.

  Regulation of Mobile Business

        The retail services provided by the mobile network operators in Macedonia are currently not subject to industry-specific price regulation. On June 29, 2007, the AEC has published the draft analysis conducted on call termination services in public mobile communication networks (market 16). Based on the analysis, on November 26, 2007, T-Mobile Macedonia and Cosmofon were designated with SMP status and several obligations were imposed on them, such as interconnection and access, transparency and non-discrimination in interconnection and access, accounting separation, price control and cost accounting. T-Mobile Macedonia appealed this decision. The appeal was rejected by the Commission of the AEC on January 18, 2008.

        As designated SMP on the mobile voice termination market, T-Mobile Macedonia submitted RIO to the AEC on February 29, 2008. On March 28, 2008, the AEC decided to significantly decrease the domestic mobile termination rates. T-Mobile Macedonia submitted an appeal against the decision of the AEC. On June 12, 2008 the Commission of the AEC, as review board of second instance of the AEC, confirmed the decision of the AEC. As a result, the new termination rates of T-Mobile Macedonia are valid from August 1, 2008. T-Mobile Macedonia initiated a procedure before the Administrative Court to dispute the decision of the Commission of AEC, although it does not prolong the application of new RIO. The administrative procedure has still not been started. T-Mobile Macedonia has concluded interconnection contracts with most of its interconnection partners according the RIO with a validity period from August 1, 2008.

        In addition, T-Mobile Macedonia might be designated with SMP status on the relevant market for access to public mobile communication networks and services for the purpose of call origination in public mobile communication networks (market 15 from the former European Commission recommendation). A further regulation of the international call termination prices as part of the market 16 analysis is also possible on the same level as the domestic mobile termination rates.

        The third mobile operator, VIP, was granted an authorization for radio frequencies utilization in the GSM 900 and DCS 1800 radio frequency bands on the entire territory of the Republic of Macedonia on January 31, 2007 and had its commercial start with its prepaid and postpaid offers.

        The AEC announced a call for expressions of interest for a fourth mobile operator on April 2, 2007.

        In November 2007, the AEC published a public tender for granting one license for 3G radio frequencies utilization. Cosmofon won the tender and started the 3G commercial operations in August 2008.

        On September 2, 2008, the Government of Republic of Macedonia published a decision for granting additional three 3G licenses for EUR 10 million fee for each license. On September 15, 2008, the new tender for these additional three 3G licenses was published. T-Mobile Macedonia was the only operator, which applied on this tender. Based on the decision on November 21, 2008, the Commission of the AEC granted the 3G license to T-Mobile Macedonia. T-Mobile Macedonia is obliged to launch commercial start of the 3G services by June 17, 2009. T-Mobile Macedonia paid EUR 10 million as one-off fee for the 3G license.

        Due to the decreased retail tariffs and increased traffic, T-Mobile Macedonia filed a request for GSM 1800 frequencies. The AEC published a tender for granting two licenses for the 1800 MHz band for a fee of EUR 2 million for each license. T-Mobile Macedonia was the only bidder in this tender.

        On May 7, 2009, the Agency has published on its web site the decision of the Commission no. 11-20/3 from May 5, 2009, as its second instance body, for choosing T-Mobile Macedonia as best bidder on the tender for granting 2 radiofrequency licenses in the 1800 MHz band. T-Mobile Macedonia will be able to enhance the performance of its network with this additional band. T-Mobile Macedonia needs to pay the one off fee of EUR 2 million by June 5, 2009.

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

        On November 5, 2008 European Commission issued the 2008 Progress report for Macedonia. In the report under Chapter 10 (Information society and media), the European Commission concluded that significant progress can be reported in the area of electronic communications, including enforcement measures. The ECL has been aligned with EU rules. Progress was made by AEC in imposing competitive safeguards: interconnection rates were drastically reduced, number portability was introduced and a universal service provider was pre-selected. These measures, as stated in the report, have resulted in growing competition in the fixed and broadband markets and a significant decrease in prices.

Development of the Telecommunications Regulatory Regime in Montenegro

        Following the privatization of Crnogorski Telekom, the gradual liberalization of the telecommunications markets in Montenegro has started and this process has become more pronounced in recent years. The legal environment is rapidly changing. A new competition law came into force on January 1, 2006 and the consumer protection law was adopted in May 2007.

        The new law on Electronic Communications was adopted in Montenegro by the Parliament on July 29, 2008. The Government of Montenegro expects that this new EU conform law will speed up the development of electronic communications networks and services; stimulate competition; provide open and equal access to networks and electronic communications services; improve efficiency and introduce new technologies and services; provide efficient customer protection; provide easy access to information on tariffs and services; stimulate Internet usage and encourage investment in the telecommunications sector.

        The Montenegrin Agency for Electronic Communications shall conduct a market analysis and identify operators with SMP within one year from the day the law on Electronic Communications enters into force and require SMP operators to introduce remedies as defined by the relevant EU directives. Until SMP operators are identified, it shall be considered that Crnogorski Telekom is an operator with SMP in the markets of fixed voice telephony network and services, including the market of access to network for data transfer and leased lines, while all telephone network operators (including T-Mobile Crna Gora) are operators with SMP in markets of termination of calls in their respective networks. The law on Electronic Communications however does not prescribe what obligations the SMP operators have to fulfil before the first market analysis is completed.

        The aim of these obligations is to significantly lower the market entry barriers for new providers in the telecommunications markets, which may lead to potential market share losses for Crnogorski Telekom in the medium and long term.

Regulatory fees

        Under the new regulatory regime Crnogorski Telekom will have to pay a fee for market supervision (maximum 1.5 percent of total gross revenue), numeration fees and radio frequency fees. These fees must be paid according to the previous regulatory regime until December 31, 2008 and from January 1, 2009 according to the new one once the regulator adopts the related bylaws. The new fees might be higher than the ones paid under the previous law when only a one percent of gross revenue fee was paid.

Carrier selection

        New RIO of Crnogorski Telekom has been published in April 2008. Carrier selection was included in the new RIO, while the implementation of carrier pre-selection has been postponed.

        Currently, in addition to Crnogorski Telekom and T-Mobile Crna Gora, four operators have been assigned with carrier selection code, but only one of them signed interconnection agreement with Crnogorski Telekom in July 2008, with carrier selection included.

Sharing of infrastructure

        The RIO also defines terms and conditions of co-location, for the purpose of interconnection realized at Crnogorski Telekom's premises. This includes renting of space at buildings, masts and ducts as well. RIO conditions are valid only for operators looking for interconnection/access while usage of infrastructure by operators for other purposes is currently subject to commercial negotiations. Currently, three cable operators have signed agreement with Crnogorski Telekom for lease of cable infrastructure in five different municipalities.

Termination of calls

        The fixed termination fee ("FTR") has been reduced by 10 percent from July 1, 2008. The national termination fee is now EUR 0.027/min which is still relatively high, while local termination is EUR 0.0225/min. Termination of international calls in Crnogorski Telekom's network transited by domestic operators is currently not regulated allowing commercial negotiations with competitors. Additional reduction of FTR and the intention to equalize fees regardless of traffic origin have been announced by the Montenegrin Agency for Electronic Communications together with the introduction of cost-based termination in the forthcoming period. This might lead to significant decrease of revenue from call termination.

        Local governments in Montenegro have the authority to levy municipal taxes on telecommunications equipment placed under roads, resulting in a high degree of uncertainty for Crnogorski Telekom with respect to the overall tax liabilities.

Montenegro and the European Union

        Montenegro became an independent state in 2006 and signed a Stabilization and Association Agreement with the European Union at the end of 2007. The Interim Stabilization and Association Agreement came into force on January 1, 2008. Montenegro submitted its application for membership in the EU in December 2008.

PRICING

Hungarian Fixed Line Operations

Subscription Fees and Usage Charges

        Under the Pricing Act, as modified by the Electronic Communications Act, the Minister is responsible for establishing the maximum rates for universal services. Tariff regulation in Hungary is currently based on a price cap method for universal services. Since February 1, 2002, fixed line rates and connection fees have been regulated by Decree 3/2002 (I.21.) MeHVM on "Charges for Voice Telephone Services Provided by Companies with SMP and Price Plans Related to Universal Services" ("the 2002 Fixed Line Tariff Decree"). This decree has been modified to limit its scope of price regulation to universal services. The 2002 Fixed Line Tariff Decree established the price cap formula, under which our annual price increase cap was set as the forward-looking Consumer Price Index ("CPI") less a three percent productivity factor. Since our universal service contract expired on December 31, 2008 (See "—Regulation, The Electronic Communications Act and the Contract on Universal Service Provision, Universal Service) we believe that the above price regulations do not apply to us any more.

        According to the SMP resolutions concerning residential and business access markets, a price cap should apply to subscription fees of various price plans. These SMP resolutions were effective for 2005. A resolution with the same price cap regulation was published in 2007 effective from the end of 2007 until a new resolution is published. The SMP resolutions concerning residential and business access markets extend the applicability of price caps to all subscription fees. The resolutions provide that the maximum aggregate price increase of the subscription fees—business and residential separately—cannot be higher than the CPI for the current year.

        This implies that a price check can only be carried out after the year the price cap relates to has ended.

        In 2006, the NCA initiated a controlling process on price cap compliance in all three areas (universal services, residential and business access). We submitted the data required by the enquiry. We were not certain about the calculation method used by the NCA. As a result, there was a briefing on our request on December 15, 2006, at which the NCA informed us of the method to be used. According to the calculation of the NCA, we breached the price cap by 5.9 percentage points on the residential access market. We disputed the correctness of the method set forth by the NCA. The NCA did not accept any of our concerns with regards to the method it used to determine our price increase. As a result, the regulator ruled that we are permitted to increase our residential subscription fees until 2010 only in a way, so that the residential subscribers are compensated for the loss they suffered as a result of the price cap breach. The 2007 SMP resolution contains an appendix about the methodology of how the aggregate price increase should be calculated for each year. We did not agree with that methodology, and appealed against the resolution on court. We lost this court case and did not file a subsequent appeal against the court's ruling. We compensated residential subscribers for the price cap breach by the end of 2008, so in 2009 the usual price cap regulation can be applied.

        We slightly increased our subscription fees for the residential market on January 1, 2007 and for the corporate market on March 1, 2007. Traffic fees have not changed significantly in 2007. No significant subscription or traffic fee increase was made in 2008, either in the residential or in the corporate market.

Rates for PSTN Access to the Internet

        Since January 1, 2004, retail rates for PSTN access to the Internet are no longer regulated. Since 2002, however, a part of the charge billed to the customer—30 percent in peak time and 10 percent in off-peak time—must be transferred to ISPs. In the case of flat rate Internet access, 13 percent of the fee must be shared with ISPs. The obligation to transfer part of our Internet revenue has been revoked, however, we decided to continue sharing this revenue with the ISPs.

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

        A new resolution published in 2008 has identified us as an operator with SMP both in the markets of wholesale market of terminating segments of leased lines and in minimum sets of leased lines. The only change in the resolutions compared to the prior resolutions is that the resolution on wholesale leased line access now regulates leased lines up to and including the bandwidth of 2 Mbit/s, as opposed to only those below 2 Mbit/s, and the "retail minus" pricing rule set at 33 percent in the prior resolution has changed to 29 and 28 percent. The "retail minus" pricing rule is not set in the SMP resolution, but is determined after the NCA examined the data submitted by us as a result of the obligation in the SMP resolution.

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

        The NCA published its SMP resolution with respect to the wholesale broadband market, and identified Magyar Telekom Plc., as well as all other LTOs, as operators with SMP. The SMP resolution adopted a "retail-minus" pricing rule for the wholesale broadband market of nationwide bit-stream access service. Pricing for the local bit-stream access service is currently regulated on a cost-based rule under the RUO. A new SMP resolution dealing with the broadband market was published in January 2008. It introduced a new obligation according to which SMP operators have to offer wholesale naked ADSL at regulated prices. The expected retail margin is determined in a fix amount instead of a percentage commonly used internationally.

        In the first round of market analysis, we have been identified as an operator with SMP in the voice termination and origination market and the wholesale market on unbundling of copper loops, along with all other LTOs. These SMP resolutions included obligations to submit RIO and RUO to the NCA. The NCA also adopted cost-based pricing rules, based on Long Run Incremental Costs ("LRIC") for the RIO and Fully Distributed Costs ("FDC") for the RUO. We submitted our first draft RIO in June 2005 and first draft RUO in October 2005. After several rejections and repeated submissions the NCA accepted our RIO on May 3, 2006 and our RUO on September 11, 2006. The RIO took effect from September 15, 2005 retrospectively and the RUO from January 20, 2006 also retrospectively. New SMP resolutions for the voice termination and origination markets, as well as the wholesale market of unbundling of copper loops were published at the end of 2007. The resolution about the wholesale market of unbundling of copper loops rules that the tariffs for RUO should be determined by LRIC method as opposed to the FDC method used before. As ordered by the new SMP resolutions, new RIO and RUO were submitted in February 2008. They were approved in July and September 2008, respectively, with a retroactive effect from April 26, 2008. On July 2, 2008, we submitted the joint RIO and RUO with Emitel as a consequence of the merger of Emitel and Magyar Telekom Plc. in October 2007. These new reference offers were approved on March 26, 2009.

Other Wholesale Prices

        The Electronic Communications Act provides that network access fees are to be set based on a number of objective criteria, with transparency and without discrimination. The cost of wholesale access services are now required to be calculated based on LRIC and the pricing for these services must be approved by the NCA, even if the service provider is not obliged to make a reference offer for these services.

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

"Price Squeeze" (Predatory Pricing) Issues

        Under the Electronic Communications Act, service providers with SMP are prohibited from pricing retail network services below their wholesale prices. When service providers reduce their end user prices and it causes a "price squeeze", they are obliged to proportionally reduce their wholesale prices in their reference offers. This provision only applies if the price reduction affects more than ten percent of subscribers for the service, or the impact of the price reduction exceeds five percent of net sales of the service.

        If the regulatory authority identifies a price squeeze, the NCA examines whether the price of the network service is in line with the incurred costs. If the network prices are cost-based, the NCA refers the case to the Competition Authority. If the network prices are not cost-based, the NCA determines the minimum mandatory margin between the price of the network service and the end user service and/or orders the service provider to modify the reference offer. In practice, however, only the National Competition Authority has carried out price squeeze tests so far.

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

Macedonian Fixed Line and Mobile Operations

        Under the ECL, Makedonski Telekom has been designated as an SMP in the market for fixed line voice telephone networks and services, including the market for access to the networks for data transmission and leased lines. Pricing for the retail services provided by T-Mobile Macedonia is not subject to regulation, while wholesale pricing for mobile termination of national calls is regulated. The AEC issued an SMP designation to T-Mobile Macedonia and Cosmofon on November 26, 2007 on the relevant market 16 from the former European Commission recommendation—"Mobile call termination". According to the ECL, based on market analysis, the AEC may impose retail price regulations and price controls on operators with SMP in a relevant market if it determines that the wholesale regulated market does not achieve the expected results.

        The SMP operators are obliged to keep separate accounting records for their wholesale and retail activities.

Regulated retail prices

        The fixed line voice market in Macedonia became highly competitive in 2008. New fixed line operators Cosmofon and OnNet launched services with decreased prices. Other alternative operators also started to offer fixed line voice products with attractive prices.

        The regulatory framework for the retail tariff regulation for Makedonski Telekom until August 2008 was provided in the Concession Contract. With the latest changes of the ECL published on August 4, 2008, the existing Concession Contracts of Makedonski Telekom including retail price cap regulation is no longer valid as of September 4, 2008.

        According to the ECL and the by-law for retail price regulation of fixed voice telephony services, the AEC may prescribe one of the following ways of retail regulation of fixed telephony services:

  •
  Price cap;

  •
  Individual price approval;

  •
  Cost based prices; or

  •
  Benchmarks prices.

        Based on the by-law, Makedonski Telekom should inform the AEC 30 days before any price change of standard fixed voice telephony services on relevant market 1 to 6.

        The mobile market in Macedonia is becoming more challenging for retail pricing. Competition has increased since the third operator started to operate in September 2007. The entrance of VIP caused significant price changes on the Macedonian market in all segments. All three mobile operators, T-Mobile Macedonia, Cosmofon and VIP, launched several price plans and strong community offers with attractive prices during 2008.

Regulated Wholesale Prices

        Makedonski Telekom had a cost based price obligation for the regulated wholesale services (interconnection and unbundling of local loop), using FDC methodology until July 2007 and using LRIC subsequently. A proposal for interconnection fees with LRIC was submitted in July 2007 and for unbundling fees in December 2007. On May 23, 2008, the AEC issued approval for the new decreased interconnection and unbundling fees for about 18 percent, based on the audit report for the Makedonski Telekom cost accounting system issued by independent auditor. The fees are applied from June 1, 2008.

        On December 31, 2008, the AEC approved the modification of Makedonski Telekom's Reference Offer for Unbundled Access to Local Loop based on new bylaw for level of detail information that will be published in Reference Offer for Unbundled Access to Local Loop. As a result, fees for ULL decreased by approximately ten percent from January 1, 2009.

        The level of regulated wholesale prices directly depends on the finalization of the price adjustment of Makedonski Telekom's regulated retail prices.

        Based on the decision of CPC, Makedonski Telekom introduced a wholesale digital leased line product in November 2007. The wholesale products are offered at prices which are 30 percent lower than retail prices. In October 2008, Makedonski Telekom submitted offers for wholesale leased lines and minimal set of leased lines based on bylaws enacted in September 2008 by AEC. AEC approved the offer for minimal set of leased lines on December 25, 2008. On December 30, 2008, Makedonski Telekom introduced wholesale offer for provisioning terminating segments and/or trunk segments of leased lines upon approval from AEC. With wholesale leased line offer approval from AEC, Makedonski Telekom will have double regulation of the wholesale leased line service because of the overlapping of the responsibilities of the relevant regulatory bodies. The prices of wholesale leased line offer regulated by AEC are determined on basis of benchmarks.

        Based on the new enacted bylaws by AEC in December 2008 for wholesale line rental and local bit stream access, Makedonski Telekom submitted several additional offers for regulated wholesale products, such as stand-alone bit stream access and regulated wholesale line rental offers. According to the by-laws, prices are determined on "retail-minus" principle.

        SMP designation imposes obligations for transparency and non-discrimination in interconnection and access, accounting separation, price control and cost accounting obligations for T-Mobile Macedonia and Cosmofon.

        According to the above mentioned regulation, the mobile termination rate ("MTR") was reduced approximately 40 percent with a decision issued by the AEC on March 28, 2008. The same termination rate was imposed to Cosmofon, while VIP was not included in the process of regulation and was not designated with SMP status on Market 16, and currently is having preferred status with higher mobile termination rate in the same proportion. T-Mobile Macedonia appealed the decision of imposing the new MTR by the AEC, but the appeal does not postpone the execution of the decisions of the AEC. The new MTRs of T-Mobile Macedonia are applied from August 1, 2008.

        Currently, only national mobile termination is regulated, but there is also a possibility that the international termination rates may be reduced in the future to a same level as the national MTRs.

ORGANIZATIONAL STRUCTURE

        MagyarCom, which is fully owned by Deutsche Telekom, owns 59.21 percent of the outstanding ordinary shares of Magyar Telekom.

        For a list of principal operating subsidiaries and associates of the Company as of December 31, 2008, see Note 2.2. to the consolidated financial statements.

PROPERTY, PLANTS AND EQUIPMENT

        The real estate portfolio of the Company had a book value of HUF 106,967 million at December 31, 2008. Approximately 80 percent of this amount relates to properties of Magyar Telekom Plc.

        We have one of the largest real estate holdings in Hungary. We use substantially all of these properties for telecommunications installations, offices, warehouses, garages and shops. Our equipment and machinery primarily consist of switches, communication towers and other telecommunications equipment.

        The number of sites used by Magyar Telekom Plc. is approximately 2,400, out of which approximately 22 percent are owned by the Company, 42 percent jointly owned and 36 percent leased. These figures include the sites used for telecommunications towers and antennas, but do not include the number of base stations. We have approximately 3,000 base stations, of which 10 percent is owned by Magyar Telekom Plc. and 90 percent is leased from other telecommunications operators or other third parties.

        The total area of properties used by Magyar Telekom Plc. as of December 31, 2008 was approximately 675,000 m2. The majority of sites used in our operations are smaller than 100 m2. Approximately 40 percent of the total area is used to house telecommunications equipment and other technical devices. The largest site is our headquarters building located at Krisztina krt. 55 in Budapest, with floor space of over 30,000 m2.

        In order to increase the utilization of real estates and increase efficiency, we sell or rent our surplus properties. For more details on property, plant and equipment, see Note 12 to the consolidated financial statements.

INFRASTRUCTURE AND TECHNOLOGY

T-Home and T-Systems operations in Hungary

        The following table provides information on the length of the copper and fiber optic cables contained in Magyar Telekom Plc.'s access, backbone and rural area networks in Hungary at December 31, 2008, and each of the two prior years in kilometers (not including the network of T-Kábel):

	At December 31,
	2006	2007	2008
	(in kilometers)
Copper cable	159,951	161,457	162,737
Fiber optic cable	15,026	15,454	16,547

        Expansion of Access Networks.    At the end of 2000, we began to offer broadband Internet access services, based on ADSL with Asynchronous Transfer Mode ("ATM") technologies. In 2004, we selected Ethernet-based Digital Subscriber Line Access Multiplexers ("DSLAMs") to provide a more cost effective ADSL solution together with the ATM technology already in use. The ADSL transmission system provides high-speed digital access to any data network over existing copper wires without interruption of Plain Old Telephone Service ("POTS") and ISDN2 services with the data speed of 1, 4, 8 and 18 Mbit/s. In 2008, we continued the roll-out of the ADSL technology nationwide. At the end of 2008, more than 630,000 customers were using ADSL lines for connection to the Internet. By the end of 2008, our infrastructure allowed up to two million of our analog and ISDN2 subscribers to have access to the ADSL service. This represents coverage of over 1,260 towns and cities (potentially approximately 3,000,000 households) in our service area. In 2008, we introduced the VDSL2 technology to provide high-speed data access with data speed of 25 Mbit/s.

        We used fiber optic cables (HYTAS access and direct business access network) for our fixed line local loop networks for approximately 127,000 customers at the end of 2008. We installed a substantial amount of local network fiber optic cable in Budapest, where segments of the old cable network were in poor condition and where we believe the demand for high capacity and high quality transmission will be the greatest (e.g., shopping malls, industrial parks).

        We plan to extend our local fiber optic network both inside and outside Budapest to cover new business demands in existing areas, mainly to provide broadband services through optical access as well. In 2009, we plan to introduce Fiber to the Home ("FTTH") technology for covering more than 200,000 households.

        Backbone Network.    We have a digital fiber optic national long distance network that connects local primary area networks. We have implemented the DWDM technology and Synchronous Digital Hierarchy ("SDH") systems in both the national long distance and Budapest networks. The countrywide DWDM backbone network provides 24 times 10 Gbit/s capacity in the most important areas of Hungary, as well as in international directions. Between 2001 and 2007, we carried out capacity and geographical extensions of the DWDM network. In the first half of 2008, we established a nationwide Next Generation DWDM express layer network. It provides high capacity (80 times 10Gbit/s), and a very flexible usability and cost effectiveness solutions (e.g., optical switching, Optical Transport Network functions, L2 (Layer 2) Ethernet functions, 40 Gbit/s channels). Optical cables were installed in TMH's main transmission networks to serve 3G and the core network. In addition to cost advantages, SDH systems provide a flexible transmission infrastructure with automatic transmission paths. We use a new generation of the SDH system that, besides increasing network availability and transmission capacity, enables new services, such as data transmission (e.g., Ethernet). Since we currently have a robust optical backbone network, we have no immediate plans for expansion.

        IP/MPLS.    Since 2000, we have provided Internet access and IP-VPN services on the same IP/MPLS platform. The network is built-up of Gigabit Ethernet ("GE") and 10 GE connections. The network has several access options (dial-up, leased line, broadband DSL, CATV, Ethernet) with PoPs in each primary area in Hungary. Available services include L2 VPN, IP-VPN (scalable interconnection for corporate sites with integrated voice and data option), IPSec and xDSL to Virtual Private Networks, Virtual Private Dial-up Network and wholesale Internet services for ISPs. The connectivity network that concentrates xDSL traffic towards the IP core is based on ATM and Ethernet technology. In 2007, we developed a carrier-grade IP core network to be able to ensure high availability, demanded quality of service, scalability and security for 3Play, VoIP and broadband data communication services, and also for the common T-Home and T-Mobile IP platform.

        In 2008, significant capacity, quality and functional upgrades have been performed, including the development of the countrywide 10 Gbit/s core network, installation of new GE and 10 GE connections, duplications of devices to increase redundancies, and changes of old devices. In addition, Quality of Service ("QoS") was introduced into the IP network in order to efficiently serve the IPTV offerings and other high-availability features were also installed in 2008 in order to increase network capacity according to traffic demand, to install new network functions and to develop connectivity and integrity with different communication networks to become an appropriate transport platform for NGN and 3Play services.

        The IP core and access network was developed to provide broadband digital video transmission to utilize multicast technology alongside QoS as a wholesale product.

        Development of our traditional (such as PSTN/ISDN) networks has been limited to maintenance and legal compliance purposes. The key focus has instead been on development of technologies and networks compatible with or forming a part of NGN, such as VoIP. Voice-over CATV, Integrated Voice and Data service ("IP Complex Plus") and Voice-over Internet ("KLIP") have been introduced in recent years. An IP Multimedia Subsystem ("IMS") was also installed, which is considered to be the base for future multimedia services to be provided on broadband. The first service on the platform was the geographical number-based Publicly Available Telephone Service ("PATS"). In 2008, we continued to deploy a carrier-grade multi-service NGN, upgraded the IMS, and launched new services, such as IP Centrex, video-telephony, Click-to-dial. We launched the commercial IPTV service at the end of 2006 and in 2008 it represents coverage of 523 towns with approximately 28,500 customers.

        Applications.    Freephone, split charging, prepaid and postpaid services are provided on an Intelligent Network Platform. By the end of 2007, the life cycle of the platform ended, the vendor support was stopped. In order to establish a carrier-grade Service Delivery Platform, which is able to connect to the NGN networks as well as towards the legacy PSTN/ISDN, Magyar Telekom issued a tender. The new platform was deployed during 2008, and the services were migrated to it. By this platform, Magyar Telekom is able to develop new services or tailor existing ones for individual customer demands in a fast and easy way.

        Information Technology.    We have dedicated a significant amount of resources to improve our information technology systems. We believe that the continuing development of these systems is essential to improving customer service and the efficiency and productivity of our employees.

        Our nationwide operational support system integrates the following elements:

  •
  Customer Relationship Management ("CRM");

  •
  billing, e-billing;

  •
  automated call collection;

  •
  network traffic management;

  •
  workforce and workflow management;

  •
  element, network and service management (configuration, alarm management, SLA management); and

  •
  process controlled technical inventories.

        This operational support system environment permits us to focus on our customers' needs, to offer more personalized services, itemized billing, to bundle products and services in price plans and to generate a single bill for customers with multiple locations. We have created the basics of the centralized alarm supervision and the support systems for IPTV, VoIP and XPlay services have been developed and initiated using the legacy systems. We also introduced an automatic trouble shooting support system along the Next Generation Operation Support System conception. We have been operating an automatic establishment support system of NGN services.

T-Mobile operations in Hungary

        2G Network.    At December 31, 2008, our GSM network consisted of 2,447 base station sites providing 99.9 percent population coverage. Our EDGE Packet Switched Data Service population coverage reached 85 percent.

        UMTS and HSDPA/HSUPA.    The 3G network enables—besides rapid data transmission and video-telephone—more comprehensive and interesting content than before, including, in addition to image and text, fast transmission of high quality multimedia materials. In August 2005, TMH launched commercial UMTS service, first in Hungary. On May 17, 2006, we launched commercial HSDPA service in the internal districts of Budapest, also as a first operator in Hungary. For the time being, each 3G cell is capable of HSDPA, therefore the UMTS/HSDPA population outdoor coverage reached 67.4 percent by the end of 2008, serving 302 settlements in Hungary. The network allows 7.2 Mbit/s nominal downlink speed and HSUPA is provided with 1.4 Mbit/s in Budapest as well.

T-Home operations in Macedonia

        Makedonski Telekom endeavors to maintain its network at a high technological level to offer and provide a wide range of products and services that will satisfy customers' demands. In the last few years, we made significant efforts to upgrade the network to extend its capacities in order to support strong growth of broadband services.

        The PSTN/ISDN network in the Republic of Macedonia has been fully digitalized since the end of 2003. The liberalization of the telecommunications market required Makedonski Telekom to perform a substantial upgrade of the PSTN/ISDN platform. With the upgrade, switching systems are able to support carrier selection and pre-selection functions. In 2008, lawful interception, as regulatory obligations for switching systems, has been finalized. Lawful interception is a security process, in which a network operator or service provider gives law enforcement officials access to the communications of private individuals or organizations.

        In 2006, Airspan-based VoIP platform was installed in the network for the purposes of terminating and originating international VoIP calls as well as for providing business VoIP services.

        Makedonski Telekom's primary area networks are connected to the fiber optic national long distance network. The SDH technology has been implemented in the backbone network, in the transmission networks in Skopje and other cities in the country. For connection of Remote Subscriber Units, Plesiochronous Digital Hierarchy ("PDH") equipment is used as well. In 2008, implementation of new DWDM backbone and metropolitan network in Skopje was finalized. Nodes are equipped to support increased bandwidth demands from Makedonski Telekom services, domestic and foreign ISPs, T-Mobile Macedonia requirements, as well as customer demands for international leased lines. Cross-border capacities are extended appropriately.

        The existing copper-wire network is a good basis for introduction of broadband services based on the DSL technologies. At the end of 2003, Makedonski Telekom introduced broadband Internet access services based on the ADSL technology. In 2008, in order to support higher speed of Internet packages and introduction of IPTV, ADSL2+ was used. For connection of business customers, Metro Ethernet equipment is used. Key business customers are connected to the network with optical cables.

        In 2008, Makedonski Telekom finalized the redesign of its IP/MPLS backbone network. The redesigned IP network should provide IP transmission capacities both for high speed Internet and new IPTV services. The dual-star IP/MPLS network is connected to the global Internet network through two main Internet gateways. Available services include IP-VPN, ADSL high speed Internet access, ADSL-based VPN service, dial-up Internet access, Video Surveillance, Internet Symmetrical Access, wholesale Internet services for ISPs, web services, content-oriented services and video streaming. Frame Relay/X.25 services have been migrated to IP-based VPN service. Due to the increased number of ADSL subscribers, new Broadband Remote Access Servers ("BRASs") were installed on certain locations during 2008.

        In order to protect its users from Denial of Service ("DOS"), in 2006, Makedonski Telekom installed the Intrusion Detection and Prevention System which was extended during 2008.

        Makedonski Telekom launched 3Play offers in November 2008. In order to achieve this, during 2008, new equipment (e.g., Head end, IPTV platform) was installed and necessary configuration of the existing access and transport network was made.

        In order to prepare the network for prospective high bandwidth services, Makedonski Telekom started a pilot project in 2008 for implementation of FTTH solutions. Wider deployment is planned from 2009.

T-Mobile operations in Macedonia

        T-Mobile Macedonia has built a high quality and high capacity network that meets the requirements and needs of its growing subscriber base.

        At the end of 2008, the radio access network consisted of 643 base stations installed on 472 sites, 4,621 transceiver units, 186 microwave transmission hops and 111 repeaters. The core network and supporting systems consist of two home location registers, two next generation mobile switching center servers, five media gateways (two of them are active and other three are in the process of implementation), two classical mobile switching centers (will be switched off after all Media gateways are installed) and six base station controllers installed on four different sites. Additionally, Prepaid node, GPRS Support nodes, SMS/VMS/MMS are operating via T-Mobile network. In order to support next generation services with higher capacity in the transmission network, new Packet backbone network was implemented on four sites. All network elements are centrally controlled and monitored via operation and support system located in Skopje.

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

        In addition, T-Mobile Macedonia has developed infrastructure to enable number portability on the local market complying with the local regulation.

ENVIRONMENT PROTECTION

        The management committee of Magyar Telekom adopted the Sustainability Strategy of the Company in January 2005 to strengthen our commitment to sustainable development.

        As a part of our commitment to sustainability, we developed a sustainability section for Magyar Telekom's website (http://www.telekom.hu/society_and_environment/sustainability_reports). This section includes our reports and news relating to sustainability and discusses our philosophy and approach to sustainability.

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

MANAGEMENT OVERVIEW

General

        In 2008, we created a new management structure and, in parallel, redesigned our brands. These were significant steps towards becoming a truly integrated company, with a leaner organization, simplified branding and more powerful and competitive product offerings from T-Home, T-Mobile and T-Systems. The new branding structure enables us to position Magyar Telekom as an integrated 3Play service company and leverage our competitive advantage of having a uniquely broad range of services in Hungary's telecommunications market.

        Magyar Telekom's fixed line and mobile integration process enabled us to set up a new management structure in 2008, supporting an even greater focus on customer needs. As a result, we now have new, leaner and more efficient business units serving our residential and corporate clients. Within these business units we offer our full range of telecommunications services, wireline and wireless voice, data and broadcasting. In addition, leveraging our market leading position and unique competence we offer IT and SI services for corporate customers.

        Building upon the organizational transformation, we decided to rebrand our fixed line services and introduced the T-Home brand, bringing all of our residential fixed line services under one brand name. With the rebranding, we introduced very attractive double and 3Play bundled products to position Magyar Telekom as a real 3Play telecommunications company in Hungary. The introduction of our satellite TV services expanded the geographical availability of our bundled products, making us currently the only telecommunications company in Hungary capable of offering voice, data and TV service throughout the whole country. We believe that all these steps were necessary to offset the erosion of traditional fixed line traffic. In terms of financials, in 2008, T-Home Hungary's revenues decreased by five percent, however EBITDA margin increased to 42 percent showing the results of our efficiency enhancing efforts.

        T-Mobile Hungary again closed a very successful year, preserving its market leading position in 2008. Mobile broadband services were undoubtedly the growth driver of the Hungarian mobile market in 2008. Thanks to our high-quality 3G network, we achieved significant growth in the mobile broadband customer base. As a result, SIM card-based penetration increased further, and reached 122 percent at the end of 2008. The integration of our operations has enabled us to exploit our unique position in the Hungarian market and launch fixed-mobile broadband bundles. We launched the 3G-enabled Apple iPhone with great success in August 2008. T-Mobile Hungary also introduced new mobile broadband packages and special mobile voice tariffs for the members of our iWiW social Internet network. Revenues at T-Mobile Hungary were broadly stable in 2008 compared to 2007 and EBITDA margin exceeded 42 percent.

        In our corporate segment, we reduced the number of subsidiaries at the beginning of 2008 with the aim of increasing the segment's transparency and improving efficiency. The transformation to the new company structure has been successful allowing us to benefit from extending unified customer relationship management to small and medium-sized businesses. T-Systems is now Hungary's market leader in SI/IT services in a very fragmented market. Financially the segment closed a strong 2008 year with revenue growth of eight percent. Falling traditional voice revenues were offset by increasing SI/IT revenues and the segment reached a healthy EBITDA margin of 28 percent in 2008. These results justify our strategy to build strong market positions in SI/IT in order to strengthen our up-selling and cross-selling capabilities.

        Besides our extensive marketing efforts in 2008, we did not lose sight of the fact that telecommunication is an innovation and technology-driven industry. Keeping that in mind, we have also set up separate units for new business development (ABCD) and for technology. Regarding our new business developments, we further strengthened our market leading position in the Hungarian online content and advertising market as well as in the server hosting market. We operate iWiW, the largest social Internet network, and [origo], the most-visited web site in Hungary, as well as Dataplex, a large capacity data storage center.

        At our international subsidiaries, 2008 was mainly characterized by increasing market competition. In Macedonia, strict regulatory environment, alternative operators and one of the mobile operators' fixed line offers were the drivers behind increased competition in the fixed line market, while in Montenegro wholesale revenues came under pressure due to the market leading mobile operator rerouting its traffic. These factors were counterbalanced by our successful efficiency-enhancing efforts and strong focus on broadband services. The number of DSL connections more than doubled in both countries, helped also by continuous network upgrades and introduction of favorable new packages. In addition, our IPTV service was also launched in Macedonia, where we introduced the T-Home brand during the first half of 2008.

        International mobile markets showed a further increase in subscriber numbers. In Macedonia, penetration exceeded 110 percent and in Montenegro increased close to 190 percent. In both countries market environment somewhat normalized after the entrance of the third mobile operator which took place in 2007. Although, on a year-on-year comparison margins and revenues came under significant pressure in Montenegro, in Macedonia T-Mobile was able to counterbalance the negative effects of the third entrant and even increased its revenues and reached EBITDA margin well above 50 percent. In Montenegro, T-Mobile launched its 3G service by offering mobile broadband Internet, while in Macedonia our mobile operator won the 3G license at the end of 2008 and will start services before June 2009.

        Looking forward, we will focus on continued successful execution of our strategy, which focuses on operational efficiency, service excellence and regional expansion. We think that the transformation of 2008 strengthened the positions of the new Magyar Telekom in both the Hungarian and international telecommunications markets. Due to the very unfavorable external financial and macroeconomic situation, coupled with intense market competition, we expect a very demanding year for the telecommunications industry.

        On the other hand, the current economic environment also offers us new opportunities. We believe that we may benefit from increasing our role in the SI/IT outsourcing market and leading further consolidation in markets such as cable TV, SI/IT, media and content. The global economic crisis has lowered asset prices considerably in recent quarters opening even better chances for long-term strategic investors like Magyar Telekom. Therefore, we are still committed to executing value-accretive acquisitions both in Hungary and in our region. We think that our company is well positioned to face the challenges ahead and even exploit potential opportunities resulting from the current demanding market environment.

Dividend

        The Board of the Company proposed a HUF 74 per ordinary share dividend distribution which was approved by the Annual General Meeting of the Company on April 2, 2009.

Organizational Structure and Business Activities

        The headcount reduction is part of our overall aim to simplify the group structure and increase efficiency. The new organizational structure, focusing on customer segments, has been in force since 2008.

Basis of presentation

        The consolidated financial statements of Magyar Telekom have been prepared in accordance with IFRS as issued by IASB.

        The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4 to the consolidated financial statements.

        Magyar Telekom reports results for its business segments primarily based on products and services that are subject to risks and returns that are different from those of other businesses. The primary reporting segments are based on the business lines of the Group. Before 2007, Magyar Telekom had two business segments, Fixed Line and Mobile. In 2007, Magyar Telekom split up its Fixed Line segment into T-Home, T-Systems and GHS. The Mobile segment remained substantially unchanged. The results for our business segments in 2007 and 2008 are presented on this basis and the segment results for 2006 have been restated for comparative purposes.

        The Group will adopt IFRS 8 in 2009, which will result in a significant restructuring of the Group's segment disclosure. The Group restructured the way chief operating decision makers decide on allocation of resources in 2008, which is different from the reportable segments of the Group as per IAS 14. In the new structure, concluded during 2008, the primary focus is on the customer segmentation (consumer/business) rather than on the technology serving the customers (fixed line/mobile).

        The movement of HUF against the Macedonian Denar ("MKD") and EUR can significantly affect all revenue and expense lines at our Macedonian and Montenegrin subsidiaries.

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

        For a list of our critical accounting estimates and judgments, see Note 4 to the consolidated financial statements.

Recent Accounting Pronouncements

        We have reviewed the new standards, amendments and interpretations to existing standards that have been published but which are not yet effective and have not been adopted by the Group prior to their effectiveness. For a list of recent IFRS accounting pronouncements, see Note 2.1.3 to the consolidated financial statements.

Outlook

        The telecommunications industry is undergoing major changes globally. We have observed several long-term trends which are changing the structure of the Hungarian telecommunications market. Key drivers of the long-term trends include changes in technology (i.e., IP-based broadband products and solutions, emerging wireless broadband technologies), customer requirements (i.e., mobility and ease of use, 3Play solutions), competition and regulation (i.e., low barriers to entry, new business models).

        To adapt to these changes in the market, Magyar Telekom introduced a new management and organizational structure in 2008 in order to enhance service quality and improve cost efficiency, as well as exploit new, innovative service and business opportunities. We also integrated our fixed line operation in one brand—T-Home. In 2009, we will continue to exploit integration and group synergies to allow the company to continue to cope successfully with intensifying market competition.

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

        We should emphasize that each of our business segments is affected by its unique business environment, and we are subject to circumstances and events that are yet unforeseen or beyond our control. The global economic crisis that started from the United States real estate markets, and since then has swept across the world financial system, negatively affecting the Hungarian economy. The financing of the Hungarian budget deficit has been in jeopardy because loan resources are dried up. The government successfully applied for emergency help to international financial institutions, International Monetary Fund ("IMF") and European Central Bank ("ECB"). With the possible infusion of USD 25 billion by these institutions, the Hungarian economy could avoid short-term liquidity crisis in case of market-based deficit financing is not available. The government already started discussions about the prolongation of loans expiring in March 2010 because recovery is not expected in 2010.

        The government has implemented several measures and plans some to fight against the crises and secure the balance of the budget. The 5 percentage point increase of VAT, effective from July 2009 means an immediate price increase on the already pressured residential market, which could lead to a further decrease in demand. The business market has also hit by heavy spending cuts in every government sector.

        Despite the restrictive government measures and negative business environment, we expect that our core business units, with undertaking additional measures, will be able to continue to generate strong cash flows and can keep up the dividend policy.

        We have identified several risk factors which may affect our business in the future including changes in the regulatory environment, in competition, and in foreign exchange rates. See the detailed description of these and other risk factors in "Item 3—Risk Factors".

Revenues

        The following reflects our current expectations with respect to our plans and initiatives:

        In fixed line operations, we expect continued decline in fixed line voice revenues due to continued line reduction and fixed line unit price erosion driven by mobile substitution and the increased competition in the fixed line market, including competition from VoIP or VoCATV providers. The weakening demand as a result of restrictive government measures (especially the VAT increase) is expected to increase churn, because more customers currently holding both fixed and mobile subscriptions tend to give up fixed line. As indicated in our strategy, to mitigate the decrease in fixed line voice revenues we are now moving from the traditional traffic-based revenue structure to an access-based revenue structure, which will allow us to substitute declining traffic revenues with content, entertainment and bundled access revenues. Fixed line interconnection tariffs are expected to be reduced gradually further in 2009 and in the years after, having additional negative impact on our fixed line revenue streams.

        As the leading broadband provider in Hungary, we are committed to accelerating growth in country-wide broadband penetration by applying a multi-access cost-efficient approach.

        We aim to move towards content and media businesses to support traditional access services, build new revenue streams and exploit new revenue sources. We are combining our product portfolio in order to provide all services for every customer demand on every platform (three-screen approach), where all customer screens (computer, mobile, TV) are provided by Magyar Telekom.

        In Macedonia, competition has been increasing and reinforcing in the fixed line segment, especially with the entrance of Cosmofon in the Macedonian fixed line market in June 2008. Revenues will also be negatively affected by the regulation and liberalization of all telecommunications market segments. Broadband and IPTV growth can only slow the decline down.

        Crnogorski Telekom's wholesale business suffers and faces difficulties in the near future. As a consequence of the future introduction of cost-based pricing by the Montenegrin Telecommunications Agency, national fixed termination rates and international fixed and mobile termination rates are expected to be decreased.

        To maintain sustainable competitiveness in the corporate sector, we have committed to further developing our IT competencies by focusing on complex service offerings through managed services, system integration and outsourcing through consultant services to corporate customers. Expanding our business operation to these new areas with lower profitability results in a dilutive effect on the profitability both on fixed line segment and Magyar Telekom Group level.

        In the mobile operations, market penetration in Hungary is now saturated, and we expect lower growth rates due to a smaller number of potential new subscribers. This trend is partly offset by the migration of prepaid customers to postpaid packages and the future growth potential of value-added and data services, which is supported by the continuing roll-out of UMTS and HSDPA services.

        On October 22, 2008, the NCA published comparative biddings for the spectrum usage rights of 450 MHz/GSM/UMTS/26 GHz spectrum blocks. Magyar Telekom and the two other mobile incumbents were excluded from the auctions for the 450 MHz and the 4th GSM/UMTS spectrum blocks. Winners of the auctions were expected to be announced at the latest by end of January 2009, however the NCA postponed the decisions on the results of the bids. On March 16, 2009, the NCA cancelled the auction for the 4th GSM/UMTS spectrum package referring to the economic recession, which made the bids questionable from a financing and profitability point of view. On April 24, 2009, the Council of the NCA dismissed the appeals of three bidders, who may go to the Municipal Court asking for the review of the decision of second instance. On April 30, 2009, the NCA declared the auction for the 450 MHz spectrum block unsuccessful in a decision of first instance, while the auctions for the two 26 GHz spectrum blocks successful. Magyar Telekom won the 26 GHz spectrum block it had bid for, while the other block was won by Antenna Hungária Zrt. GTS Datanet, the unsuccessful bidder of the 26 GHz band "E" block—won by Antenna Hungária Zrt—appealed against the decision of the NCA on the basis of alleged procedural mistakes. The appeal does not have any effect on Magyar Telekom's successful bid for the 26 GHz band "D" block. Unsatisfied bidders for the 450 MHz spectrum block may also appeal against the decision of the NCA.

        In December 2008, the NCA enforced the regulation for mobile termination fee decrease within the networks of all three Hungarian mobile operators in three steps, starting from January 2009 until December 2010, by approximately 40 percent compared to current rates.

        The government of Macedonia approved Austrian Mobilkom's bid to become the country's third mobile operator at the beginning of 2007. In line with the license rules, the new operator "VIP" launched services in September 2007. The entry of VIP into the market resulted in increased competition on the Macedonian mobile market. As a result of intensified competition, we do not expect growth in mobile revenues in Macedonia.

        As the winner of the first 3G public tender published in November 2007, Cosmofon started offering mobile services supported by 3G technology in August 2008. In December 2008, T-Mobile Macedonia also was granted the right to use UMTS frequency blocks for 10 years. The license fee amounted to EUR 10 million and was paid in December 2008.

        In the Montenegrin market, the new entrant—Telekom Serbia ("MTS")—started a rush expansion and has already grabbed more than 25 percent market share. We expect the very sharp competition to continue in 2009. The market is saturated and the penetration increased close to 190 percent fuelled by dual usage and data cards.

Expenses

        In line with our strategy, we plan to improve our internal operational efficiency in all business segments. The new agreement with the Trade Unions permits a further headcount reduction of approximately 300 employees at Magyar Telekom Plc. by the end of 2009. In order to focus more on the total labor cost and not solely on headcount number and employee-related expenses, we introduced a Total Workforce Management system from the beginning of 2009. The system enables us to increase the flexibility and efficiency with which all human resource-related expenses are managed, including contracted or rented employees as well as outsourcing and entrepreneurial contracts.

        The permanent weakness of the Hungarian currency has a negative impact on our costs especially in cost categories where the prices are in EUR or indexed to EUR.

        Though decreasing termination fees result in lower interconnection revenues, this effect is partially offset by decreasing outpayment costs.

        In line with world market developments and the liberalization of the Hungarian energy market, we have experienced rapid growth in energy prices, high above the inflation level. We expect energy prices will remain high in 2009, impacting us negatively.

Total investments in tangible and intangible assets

        The Company renewed its mobile concession contract for use of the 900 MHz frequency band that had expired on November 4, 2008 for an additional term of seven and a half years, as agreed with the Hungarian Government. At the same time, the Company agreed to carry out large-scale investment projects to further increase mobile broadband coverage. In addition to the payment of the HUF 10 billion concession fee in 2007, Magyar Telekom agreed with the Government to spend at least HUF 20 billion in 2008 and 2009 on further increasing mobile broadband coverage in Hungary.

        We aimed at and succeeded in achieving the total investments in tangible and intangible assets to sales ratio to around 15 percent in 2008 without non-cash items and the fees paid for the 3G license in Macedonia. We aim to maintain the absolute 2008 level in 2009, despite the weakening Hungarian currency. This flat level also includes the investments in the fibre roll-out program announced earlier.

        We expect an increasing proportion of total additions will relate to the fiber network project and other high-growth areas in the fixed line segment, such as Internet, broadband and data transmissions, while our mobile segment will continue the roll-out of the UMTS and HSDPA infrastructure.

        According to our strategic directions we are committed to further strengthening and leveraging our presence in the South-East European region. Therefore, we are continuously seeking for further value-creating acquisition and investment targets with even larger scale.

Revenue and EBITDA targets

        In view of the very challenging environment that we face, not just in Hungary but in our international markets as well, and based on our current economic outlook, for 2009, with undertaking some additional measures and without considering the strong risk in volatility of local currencies and recession related country risk of operations of Magyar Telekom, we are targeting revenues to decline by one percent and EBITDA to decline by one to two percent compared to the 2008 results (excluding both special influences and the one-off item related to the fixed-to-mobile provision reversal). We are continuously monitoring the economic environment and its impact on our business and will communicate if and when our assessment of our outlook changes.

OPERATIONS REVIEW—GROUP

Revenues

        The following table sets forth information regarding our revenues:

	Year ended December 31,			Year ended December 31,
	2006	2007	2008	2007/2006	2008/2007
	(in HUF millions)			(% change)
Fixed line revenues	319,187	309,333	299,895	(3.1)	(3.1)
Mobile revenues	327,330	325,767	331,765	(0.5)	1.8
SI/IT revenues	24,679	41,561	41,396	68.4	(0.4)

Total revenues	671,196	676,661	673,056	0.8	(0.5)

Fixed Line Revenues

        The following table sets forth information regarding our fixed line revenues:

	Year ended December 31,			Year ended December 31,
	2006	2007	2008	2007/2006	2008/2007
	(in HUF millions)			(% change)
Subscriptions	93,387	90,789	85,440	(2.8)	(5.9)
Domestic outgoing traffic	69,724	51,423	51,498	(26.2)	0.1
International outgoing traffic	10,267	10,107	7,926	(1.6)	(21.6)
Value-added and other services	8,902	7,453	6,169	(16.3)	(17.2)

Voice-retail revenues	182,280	159,772	151,033	(12.3)	(5.5)
Domestic incoming traffic	9,125	10,459	6,689	14.6	(36.0)
International incoming traffic	19,566	19,860	14,805	1.5	(25.5)

Voice-wholesale revenues	28,691	30,319	21,494	5.7	(29.1)
Internet	49,733	57,796	59,823	16.2	3.5
Data	27,121	27,440	28,839	1.2	5.1
Multimedia	17,506	18,102	18,830	3.4	4.0
Equipment	4,249	5,395	7,058	27.0	30.8
Other fixed line revenues	9,607	10,509	12,818	9.4	22.0

Total fixed line revenues	319,187	309,333	299,895	(3.1)	(3.1)

        The table below sets forth information regarding total fixed access lines in Hungary, Macedonia and Montenegro:

	Year ended December 31,			Year ended December 31,
	2006	2007	2008	2007/2006	2008/2007
				(% change)
Number of fixed lines at Magyar Telekom Plc. (including Emitel)
Residential	1,901,398	1,778,444	1,594,974	(6.5)	(10.3)
Business	236,634	223,054	210,556	(5.7)	(5.6)
Public payphones	20,515	19,458	16,279	(5.2)	(16.3)

Total	2,158,547	2,020,956	1,821,809	(6.4)	(9.9)
ISDN channels	485,290	470,746	454,218	(3.0)	(3.5)

Total	2,643,837	2,491,702	2,276,027	(5.8)	(8.7)

Number of fixed lines at Makedonski Telekom
Residential	430,082	404,925	371,285	(5.8)	(8.3)
Business	42,780	40,954	40,344	(4.3)	(1.5)
Public payphones	2,087	2,015	1,692	(3.4)	(16.0)

Total	474,949	447,894	413,321	(5.7)	(7.7)
ISDN channels	42,200	44,482	44,694	5.4	0.5

Total	517,149	492,376	458,015	(4.8)	(7.0)

Number of fixed lines at T-Com Crna Gora
PSTN lines	173,248	168,062	164,394	(3.0)	(2.2)
ISDN channels	21,288	21,906	22,416	2.9	2.3

Total	194,536	189,968	186,810	(2.3)	(1.7)

        Voice-retail revenues.    Voice-retail revenues consist of revenues from subscriptions, domestic and international traffic revenues as well as value-added and other services revenues.

        Fixed line voice-retail revenues decreased both in 2007 and 2008, mainly driven by lower outgoing traffic revenues at Magyar Telekom Plc. due to wider use of flat-rate price plans, lower usage and decreased customer base resulting mainly from competition and mobile substitution.

        Subscriptions.    Revenues from subscriptions consist of revenues from monthly subscription fees for price plans. Revenues from subscriptions are principally a function of the number and mix of residential, business and ISDN access lines and corresponding charges.

        The decrease in subscription revenues in 2007 and in 2008 was due to lower revenues in the Hungarian fixed line operations driven by lower average number of both PSTN and ISDN subscribers. Lower subscription revenues at Makedonski Telekom were mainly driven by declining average PSTN customer base. These decreases were somewhat offset by higher subscription revenues at T-Com Crna Gora resulting from tariff rebalancing in September 2007 when subscription fees for residential customers doubled.

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

        The following table sets forth the total minutes of domestic telephone traffic that our fixed line subscribers generated, including calls from the fixed line network to mobile subscribers:

	Year ended December 31,			December 31,
	2006	2007	2008	2007/2006	2008/2007
	(in thousands of minutes)			(% change)
Magyar Telekom Plc. (including Emitel)	5,037,235	4,518,428	4,020,941	(10.3)	(11.0)
Makedonski Telekom	1,496,758	1,377,659	1,194,717	(8.0)	(13.3)
T-Com Crna Gora	479,620	379,341	324,603	(20.9)	(14.4)

        Domestic outgoing fixed line traffic revenues in 2008 amounted to HUF 51,498 million compared to HUF 69,724 million in 2006. Domestic outgoing traffic revenues decreased over the period due to lower average per minute fees, lower usage and loss of fixed line customers mainly due to increasing competition from cable and other fixed line service providers and mobile substitution. We offered several price discounts to customers choosing different price plans. The proportion of flat-rate price plans was 30.0 percent within the total customer base of Magyar Telekom Plc. at December 31, 2008. The most popular of these plans are the Felezö (Halving) and the Favorit plans. Domestic outgoing traffic revenues decreased also at Makedonski Telekom primarily due to lower usage and price discounts as a consequence of increasing mobile substitution. In 2007, lower domestic outgoing traffic revenues at T-Com Crna Gora reflected mainly the reclassification of calls to Serbia to international traffic from the beginning of 2007, while in 2008, the decrease was primarily due to lower traffic volume affected by mobile substitution. In 2008, the decrease in domestic outgoing fixed line traffic revenues was offset by the release of the provision related to fixed to mobile ("F2M") tariffs.

        Pursuant to a decree, we had the obligation to decrease the F2M tariffs of the universal services subscribers by the amount of the decrease in the F2M termination rates. We did not fulfill this obligation because the mobile operators—referring to their lawsuits against the NCA resolutions—did not, from a legal point of view, decrease the F2M termination rates, in their interconnection agreements with us.

        The NCA called upon us to repay the difference to our universal customers regardless of the status of the above legal cases. In August 2008, the negotiations with NCA resulted in a positive conclusion, whereby the NCA accepted our arguments that albeit in other forms of compensation, we had already passed on the required discounts to the customers. Even though the NCA conclusion was limited to the year 2005, based on the NCA's reasoning for the relief, we believe that we passed on the required discounts to our customers in the subsequent years of 2006-2008 as well. As a result of the above, we believed that the recognition of the provision was no longer necessary, and released to revenues the total amount of the HUF 8.5 billion provision recorded in prior years.

        International outgoing traffic revenues.    International outgoing traffic revenues are a function of rates and the number, duration and mix of calls to destinations outside Hungary in case of Magyar Telekom Plc., outside Macedonia in case of Makedonski Telekom and outside Montenegro in case of T-Com Crna Gora, placed by our fixed line subscribers.

        The following table sets forth information concerning outgoing international traffic(1):

	Year ended December 31,			Year ended December 31,
	2006	2007	2008	2007/2006	2008/2007
	(in thousands of minutes)			(% change)
Magyar Telekom Plc. (including Emitel)	98,723	85,270	73,746	(13.6)	(13.5)
Makedonski Telekom	27,455	24,726	22,481	(9.9)	(9.1)
T-Com Crna Gora	13,138	66,759	53,202	408.1	(20.3)

(1)
Excludes minutes from calls placed by subscribers of other local telephone operators and mobile service providers. Our revenues relating to these calls are included in revenues from domestic incoming traffic.

        International outgoing fixed line traffic revenues decreased both in 2007 and 2008. The decrease was mainly due to lower outgoing international traffic revenues at both Magyar Telekom Plc. and Makedonski Telekom resulting from lower volume of minutes and decreased prices. In 2007, the decrease was mitigated by a higher amount of outgoing international minutes at T-Com Crna Gora, as after the referendum on independence in May 2006 in Montenegro, calls to Serbia were classified as international traffic. In 2008, the decrease was attributable also to lower outgoing international traffic revenues at T-Com Crna Gora driven by significant drop in outgoing minutes to Serbia and lower prices for international calls after rebalancing in September 2007.

        Value-added and other services.    Revenues from value-added and other services consist of revenues from connection fees, fees for digifon services and directory assistance as well as cable TV voice subscription fees.

        Value-added and other services revenues declined by 16.3 percent in 2007 as compared to 2006 primarily driven by lower amortization of deferred connection fee revenues. Lower other services revenues at Magyar Telekom Plc. T-Systems, Magyar Telekom Plc. T-Home, Makedonski Telekom and T-Com Crna Gora also contributed to the decrease. In 2008, the 17.2 percent decline was mainly due to lower usage of value-added services (e.g., directory assistance, premium rate numbers) and also due to further decrease in deferred connection fee revenues at Magyar Telekom Plc. T-Home. These decreases were partly offset by higher cable voice subscription fee revenues resulting from higher customer number at T-Kábel Hungary both in 2007 and 2008.

        Voice-wholesale revenues.    Voice-wholesale revenues consist of domestic and international incoming traffic revenues.

        Fixed line voice-wholesale revenues increased by 5.7 percent in 2007 compared to 2006 due to higher domestic and international incoming traffic revenues and decreased by 29.1 percent in 2008 compared to 2007 driven by significant decreases both in domestic and international incoming traffic revenues.

        Domestic incoming traffic revenues.    Domestic incoming traffic revenues include amounts related to domestic and international long distance services that we provide to other LTO or mobile customers.

        Domestic incoming fixed line traffic revenues increased by 14.6 percent in 2007 compared to 2006. The growth in this revenue mainly resulted from higher revenues from LTOs at Magyar Telekom Plc. following the application of the new RIO prices based on NCA's decision from June 2006 and applied retrospectively for the period September 2005-June 2006. Higher revenues from local loop unbundling also contributed to the increase at Magyar Telekom Plc. At Makedonski Telekom, the increase in incoming domestic traffic revenue was driven by new network access contracts with other operators. The increase in T-Com Crna Gora's incoming revenues from mobile operators resulted from higher traffic and higher prices effective from May 2007. These increases were somewhat offset by lower incoming revenues from other fixed line operators at T-Com Crna Gora reflecting the effect of the referendum on independence from Serbia in May 2006.

        Domestic incoming fixed line traffic revenues dropped by 36.0 percent in 2008 compared to 2007. Lower incoming revenues from mobile operators at T-Com Crna Gora resulted from lower revenues from Promonte (the largest mobile service provider in the Montenegrin mobile market) in line with decreased traffic as from the end of January 2008 Promonte has its own direct network connected to Telekom Serbia. In addition, in March 2008 Promonte rerouted its outgoing international traffic over Serbia. Traffic revenues from mobile operators decreased also at Magyar Telekom Plc. mainly due to lower mobile-to-international traffic and lower termination rates. The decrease in incoming traffic revenues from other fixed line operators at Magyar Telekom Plc. resulted mainly from lower interconnection traffic revenues driven by lower average fees. Lower incoming domestic traffic revenues at Makedonski Telekom relate to cancelled network access contracts for the transit of international traffic with mobile operators.

        International incoming traffic revenues.    International incoming traffic revenues consist of amounts paid by foreign carriers for the use of our network to carry calls placed by their customers.

        The following table sets forth information concerning international incoming traffic of Magyar Telekom Plc.:

	Year ended December 31,			Year ended December 31,
	2006	2007	2008	2007/2006	2008/2007
	(in thousands of minutes)			(% change)
International incoming traffic(1)	316,183	380,006	455,197	20.2	19.8

(1)
Includes minutes from calls transited by Magyar Telekom Plc. and terminating with subscribers of Magyar Telekom Plc, other local telephone operators and mobile service providers. Does not include transit traffic and other international services via Hungary.

        International incoming fixed line traffic revenues increased slightly by 1.5 percent to HUF 19,860 million in 2007 as compared to 2006. International incoming traffic revenues increased mainly at T-Com Crna Gora as interconnection with Telekom Serbia is included in international in 2007. The higher amount of fixed and mobile incoming traffic and higher interconnection fees with Telekom Serbia also contributed to the increase in T-Com Crna Gora's revenues. This increase was partly offset by lower international incoming revenues at Makedonski Telekom resulting from decrease in traffic, lower MKD/SDR exchange rate and lower average settlement rates. At Magyar Telekom Plc., lower international incoming revenues were primarily attributable to decreased circuit lease fees and less circuit lease contracts as international telecommunications operators have been establishing their own points of presence.

        International incoming fixed line traffic revenues decreased to HUF 14,805 million in 2008 compared to HUF 19,860 million in 2007. International incoming revenues decreased primarily at Magyar Telekom Plc. driven by the change in how wholesale transit traffic is settled. From January 1, 2008 Deutsche Telekom became the sole international voice partner of Magyar Telekom and consequently, Magyar Telekom does not have international wholesale transit revenues from other foreign carriers any more. This decrease was partly offset by higher incoming international minutes. Lower international incoming traffic revenues at Makedonski Telekom resulted mainly from decreased incoming international traffic. The decrease in international incoming traffic revenues at T-Com Crna Gora was driven by the ceasing of transit traffic from Serbia as from the end of January 2008 Promonte has direct link with Telekom Serbia.

        Internet revenues of the fixed line operations grew both in 2007 and 2008. In 2007, the growth was mainly due to the strong increase in the number of ADSL and Cablenet subscribers in the Hungarian fixed line operations, while in 2008 it was driven by significantly higher broadband customers at our Macedonian and Montenegrin subsidiaries. In Hungary, the increase in ADSL connections has been slowing down, while Cablenet customer base has been increasing continuously in a market environment characterized by strong competition. The number of ADSL connections grew to 633,459 by December 31, 2008 in Hungary and the number of retail Internet subscribers increased to 548,738. Within this, the proportion of higher revenue generating broadband Internet customers reached 98.2 percent on December 31, 2008. By the end of December 2008, the total number of broadband connections was almost 762,000 in our Hungarian fixed line operations. Higher IPTV customer base in Hungary and in Montenegro also positively affected Internet revenues in 2008. These increases were offset in part by lower narrowband Internet revenues driven by decreased narrowband subscriber base and the drop in traffic affected by migration from narrowband to broadband services.

	Year ended December 31,			Year ended December 31,
	2006	2007	2008	2007/2006	2008/2007
				(% change)
ADSL connections in Hungary	512,810	613,051	633,459	19.5	3.3
Number of retail Internet subscribers in Hungary
Dial-up	31,401	16,357	9,711	(47.9)	(40.6)
Leased line	656	652	617	(0.6)	(5.4)
DSL	336,181	398,265	430,433	18.5	8.1
W-LAN	1,175	598	208	(49.1)	(65.2)
Cable broadband	57,587	89,853	107,769	56.0	19.9

Total	427,000	505,725	548,738	18.4	8.5

IPTV customers in Hungary	n.a.	9,225	28,496	n.a.	208.9
ADSL connections
Makedonski Telekom	16,462	48,214	98,866	192.9	105.1
T-Com Crna Gora	6,639	16,106	38,956	142.6	141.9
Number of Internet subscribers
Makedonski Telekom	47,669	66,822	104,905	40.2	57.0
T-Com Crna Gora	32,429	44,653	56,599	37.7	26.8
Number of IPTV customers
Makedonski Telekom	n.a.	n.a.	1,952	n.a.	n.a.
T-Com Crna Gora	n.a.	2,397	17,531	n.a.	631.4

        Data revenues increased by 1.2 percent in 2007 and by 5.1 percent in 2008. The continuous migration of narrowband to broadband data products resulted in lower narrowband revenues and higher broadband retail revenues mainly at Magyar Telekom Plc. T-Systems. The increase in 2008 at Magyar Telekom Plc. T-Systems was due to new IP-VPN contracts. The increase in Makedonski Telekom's broadband data revenues was attributable to the increased number of IP subscribers and new contracts for leased lines. Higher revenues at Combridge (Romania) also positively affected broadband data revenues in 2008.

        Multimedia revenues showed an increase both in 2007 and 2008 mainly due to the growth in cable TV revenues resulting from price increases and the increase in average number of our cable TV subscribers in Hungary.

	Year ended December 31,			Year ended December 31,
	2006	2007	2008	2007/2006	2008/2007
				(% change)
Cable television customers in Hungary	414,286	418,517	422,936	1.0	1.1

        Revenues from fixed line equipment increased by 27.0 percent to HUF 5,395 million in 2007 as compared to 2006 and by 30.8 percent to HUF 7,058 million in 2008 as compared to 2007. The increase was mainly driven by higher revenues at Makedonski Telekom due to more phones, ADSL modems, personal computers and TV sets sold. In 2007, higher EKG-related rental revenues and higher rental revenues at Magyar Telekom Plc. as well as sale of network in the second half of 2007 at Combridge also increased equipment revenues. These increases were somewhat offset by the decrease at Magyar Telekom Plc. in line with less phones and ADSL modems sold.

        Other fixed line revenues.    Other fixed line revenues include construction, maintenance, rental, wholesale infrastructure service and miscellaneous revenues.

        Other fixed line revenues increased by 9.4 percent to HUF 10,509 million in 2007 as compared to 2006 and increased by 22.0 percent and amounted to HUF 12,818 million in 2008 as compared to 2007. In 2007, the increase in this revenue line was the result of higher revenues from services provided by the Real Estate Management area for Magyar Posta and other companies and higher human resources revenues from educational and holiday services at Magyar Telekom Plc. HQ. In 2008, higher other fixed line revenues mainly resulted from increased revenues related to customer care service at Magyar Telekom Plc. T-Home and higher revenues at Combridge.

Mobile Revenues

        The following table sets forth information regarding our mobile revenues:

	Year ended December 31,			Year ended December 31,
	2006	2007	2008	2007/2006	2008/2007
	(in HUF millions)			(% change)
Voice-retail	189,418	195,718	196,983	3.3	0.6
Voice-wholesale	45,859	46,244	46,241	0.8	0.0
Visitor	5,008	6,632	5,995	32.4	(9.6)

Voice	240,285	248,594	249,219	3.5	0.3
Non-voice	40,258	45,068	50,936	11.9	13.0
Equipment and activation	25,280	23,121	21,169	(8.5)	(8.4)
Other mobile revenues	21,507	8,984	10,441	(58.2)	16.2

Total mobile revenues	327,330	325,767	331,765	(0.5)	1.8

        The following table provides information concerning TMH, T-Mobile Macedonia and T-Mobile Crna Gora:

	Year ended December 31,			Year ended December 31,
	2006	2007	2008	2007/2006	2008/2007
				(% change)
TMH
Total number of subscribers	4,431,136	4,853,492	5,361,792	9.5	10.5
Average monthly usage per subscriber (minutes)	142	149	152	4.9	2.0
ARPU in HUF
Total subscriber	4,800	4,542	4,087	(5.4)	(10.0)
Postpaid subscriber	9,849	8,635	7,720	(12.3)	(10.6)
Prepaid subscriber	2,300	2,205	1,890	(4.1)	(14.3)
Enhanced services within ARPU in HUF	667	679	702	1.8	3.4
Average subscriber acquisition cost ("SAC") per customer in HUF	6,234	6,554	7,376	5.1	12.5
T-Mobile Macedonia
Total number of subscribers	944,530	1,212,539	1,379,191	28.4	13.7
Average monthly usage per subscriber (minutes)	72	90	96	25.0	6.7
ARPU in HUF	3,206	3,054	2,586	(4.7)	(15.3)
T-Mobile Crna Gora
Total number of subscribers	331,616	408,941	506,519	23.3	23.9
Average monthly usage per subscriber (minutes)	127	120	105	(5.5)	(12.5)
ARPU in HUF	3,858	3,252	2,886	(15.7)	(11.3)

        Revenues from mobile telecommunications services slightly decreased compared to 2006 and amounted to HUF 325,767 million in 2007. The decrease in mobile revenues resulted from the significant decline in other revenues primarily due to Pro-M's lower TETRA-related revenue in 2007, which was almost offset by higher voice revenue primarily at our foreign mobile operators and higher non-voice revenues at each mobile operator.

        Revenues from mobile telecommunications services amounted to HUF 331,765 million for the year ended December 31, 2008 compared to HUF 325,767 million in 2007. The small increase in mobile revenues resulted from higher non-voice revenues mainly at TMH, higher voice revenues at our foreign mobile subsidiaries and higher TETRA-related revenues at Pro-M, largely offset by decreased voice revenues and lower equipment revenues at TMH.

        Voice-retail revenues.    Voice-retail revenues consist of revenues from subscriptions and voice-retail traffic revenues.

        Within mobile telecommunications services, voice traffic revenues represent the largest portion of revenues. In 2007, the increase in voice-retail revenues for T-Mobile Macedonia was due to higher MOU and higher average customer base, while revenues of T-Mobile Crna Gora resulted from increased customer base, partly offset by lower MOU and lower per minute rates. Higher voice-retail revenues in 2007 at TMH resulted from increased average customer base and higher MOU, partly offset by lower ARPU driven by lower average per minute fees and termination rates.

        In 2008, higher voice-retail revenues at T-Mobile Macedonia were mainly driven by the strong increase in subscription fee revenues reflecting the significant increase in the postpaid customer base, partly offset by lower subscription fees. The positive effect of higher average number of mobile customers and higher MOU was partly offset by lower per minute rates. The small increase in voice-retail revenues at T-Mobile Crna Gora was due to the higher customer base, somewhat compensated by lower MOU and lower per minute fees. At TMH, the continuously growing customer base and higher MOU could not fully compensate the decline in revenues resulting from lower per minute fees forced by strong competition.

        Mobile penetration at December 31, 2008 reached 121.8 percent in Hungary and TMH accounted for 43.9 percent market share on the basis of total subscribers. TMH's customer base increased by 21.0 percent from 4,431,136 at December 31, 2006 to 5,361,792 at December 31, 2008. The proportion of postpaid customers increased to 38.5 percent at December 31, 2008 from 34.9 percent at the end of 2006. TMH's average usage per customer per month measured in MOU increased by 7.0 percent from 142 minutes in 2006 to 152 minutes in 2008. TMH's monthly average revenue per user expressed in ARPU decreased by 14.9 percent from HUF 4,800 in 2006 to HUF 4,087 in 2008.

        Higher voice revenues for T-Mobile Macedonia were driven by higher MOU and higher average number of mobile customers, partly offset by lower per minute rates both in 2007 and 2008. The number of T-Mobile Macedonia customers increased by 46.0 percent from 944,530 at December 31, 2006 to 1,379,191 at December 31, 2008. T-Mobile Macedonia's average usage per customer per month measured in MOU increased by 33.3 percent from 72 minutes in 2006 to 96 minutes in 2008. ARPU decreased from HUF 3,206 in 2006 to HUF 2,586 in 2008.

        As of December 31, 2008, T-Mobile Crna Gora had 506,519 customers compared to 331,616 at the end of 2006. The strong increase in the customer base in 2007 compared to 2006 was mainly influenced by the extended repaid voucher lifecycle from three to 11 months effective from October 2006. Both in 2007 and 2008, the increase in the customer base was partly offset by lower MOU and lower per minute fees.

        Voice-wholesale revenues.    Voice-wholesale revenues consist of domestic and international incoming traffic revenues.

        Voice-wholesale traffic revenues slightly increased in 2007 as compared to 2006 partly due to increased incoming international traffic and higher interconnection prices at T-Mobile Macedonia as well as higher interconnection traffic with Cosmofon and VIP. At T-Mobile Crna Gora, the growth resulted from increased interconnection fees with Promonte from May 2007. These increases were almost offset by lower interconnection revenues at TMH in line with decrease in termination rates effective from February 2007.

        Voice-wholesale traffic revenues reached the same level both in 2007 and 2008. Higher interconnection revenues at T-Mobile Macedonia derived from increased incoming international traffic as well as higher interconnection traffic with Cosmofon and VIP. In addition, higher MVNO wholesale revenues from national roaming based on the agreement with VIP also contributed to the increase. These increases were partially offset by decreased interconnection prices applied from August 2008. At T-Mobile Crna Gora, the growth resulted mainly from the increased interconnection fees with Promonte. These increases were offset by lower interconnection revenues at TMH due to lower termination rates from January 2008.

        Visitor revenues.    Visitor revenues increased in 2007 as compared to 2006 driven a strong increase at T-Mobile Crna Gora in line with higher volume of visitor minutes due to more intense tourism in Montenegro. The 9.6 percent decline in visitor revenues in 2008 over 2007 resulted mainly from decreased traffic at T-Mobile Crna Gora.

        Non-voice revenues.    Within the mobile telecommunications services, non-voice revenues grew by 11.9 percent in 2007 and by 13.0 percent in 2008. Non-voice revenues consist of Internet, content and data revenues and represented 15.4 percent of our mobile revenues in 2008. Higher non-voice revenues both in 2007 and 2008 reflect the increase primarily at TMH due to higher access revenues boosted by the expansion of mobile Internet usage. The increase at T-Mobile Macedonia resulted also from larger customer base and higher number of SMSs.

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

        Mobile equipment and activation revenues decreased in 2008 compared to 2007 due to lower revenue from handset upgrades and also because the higher number of gross additions to customers could not fully offset the decrease in average handset prices at TMH. Mobile equipment revenues also declined at our foreign mobile operators.

        Average acquisition cost per customer grew by 18.3 percent to HUF 7,376 in 2008 from HUF 6,234 in 2006 at TMH primarily as a result of higher subsidies. When calculating subscriber acquisition cost, TMH includes the connection margin (activation fee less the SIM card cost), the sales related equipment subsidy and agent fee.

        Other mobile revenues.    The decrease in other mobile revenues reflected Pro-M's lower revenues in 2007 compared to 2006 as the main part of EDR network was completed in 2006. In 2008, increasing other mobile revenues was in line with higher TETRA-related revenues at Pro-M.

SI/IT Revenues

  The following table sets forth information regarding our SI/IT revenues:

	Year ended December 31,			Year ended December 31,
	2006	2007	2008	2007/2006	2008/2007
	(in HUF millions)			(% change)
SI and IT revenues	24,679	41,561	41,396	68.4	(0.4)

        SI and IT revenues reached HUF 41,561 million in 2007 compared to HUF 24,679 million in 2006 mainly due to the consolidation of Dataplex and KFKI revenues after their acquisition (in the second and the third quarter of 2006, respectively), and the consolidation of T-Systems Hungary from January 2007. The increased number of SI/IT service projects at Magyar Telekom Plc. and BCN also had positive effects on revenues. The most significant projects were the outsourcing services provided to E.ON, Budapest Bank and Erste Bank and the set-up of low current systems as well as SI and IT solutions provided to the Hungarian government (E-Közmü).

        SI and IT revenues remained stable and amounted to HUF 41,396 million in 2008 as lower performance of IQSYS was offset by the increase at Magyar Telekom Plc. T-Systems. The increase at Magyar Telekom Plc. T-Systems resulted from more projects realized compared to 2007 including also new managed service and operating projects.

Operating Expenses

        Our total operating expenses increased by 2.6 percent in 2007 and decreased by 6.8 percent in 2008. Operating expenses amounted to HUF 538,380 million in 2006, HUF 552,350 million in 2007 and HUF 515,047 million in 2008. Our total operating expenses as a percentage of total revenues decreased from 80.2 percent in 2006 to 76.5 percent in 2008.

        The following table sets forth information regarding our operating expenses:

	Year ended December 31,			Year ended December 31,
	2006	2007	2008	2007/2006	2008/2007
	(in HUF millions)			(% change)
Voice, data and Internet-elated payments	91,102	86,244	79,076	(5.3)	(8.3)
Material cost of equipment sold	59,714	41,957	45,061	(29.7)	7.4
Payments to agents and other subcontractors
	31,257	49,064	43,421	57.0	(11.5)

Expenses directly related to revenues	182,073	177,265	167,558	(2.6)	(5.5)
Employee-elated expenses	95,253	120,176	100,320	26.2	(16.5)
Depreciation and amortization	122,249	115,595	106,120	(5.4)	(8.2)
Other operating expenses	138,805	139,314	141,049	0.4	1.2

Total operating expenses	538,380	552,350	515,047	2.6	(6.8)

        Voice-, data- and Internet-related payments decreased from HUF 91,102 million in 2006 to HUF 86,244 million in 2007. Lower mobile outpayments at Magyar Telekom Plc. T-Home were due to lower traffic and lower fixed to mobile termination rates effective from February 2, 2007. Lower outpayments at TMH were driven by the decreases in termination fees, partly offset by increased traffic. These decreases were somewhat offset by the increase in mobile outpayments at T-Mobile Crna Gora due to increased interconnection fees with Promonte from May 2007. Higher voice-related payments at T-Com Crna Gora resulted from increased mobile traffic transited and higher interconnection fees from May 2007.

        Voice-, data- and Internet-related payments decreased by 8.3 percent in 2008 compared to 2007. Lower outpayments at TMH were driven by lower mobile termination fees applied from January 2008 and by lower wholesale roaming fees, only partly offset by increased traffic. Lower mobile outpayments at Magyar Telekom Plc. T-Home were due to the decreases in termination fees and lower volume of traffic. Payments to international operators decreased at Magyar Telekom Plc. T-Home resulting mainly from the previously mentioned change in the settlement of wholesale transit traffic. As from January 1, 2008 Deutsche Telekom became our sole international voice partner, and accordingly, we do not have outpayments for international wholesale transit traffic to other foreign carriers. Voice-related payments dropped also at T-Com Crna Gora as Promonte and Telekom Serbia established their own direct link. These decreases were somewhat offset by the increase in mobile outpayments at T-Mobile Crna Gora due to increased interconnection fees and higher traffic volume.

        The material cost of equipment sold in 2007 was HUF 41,957 million compared to HUF 59,714 million in 2006. The strong decrease is mainly due to the significantly lower material cost of equipment sold at Pro-M as the main part of EDR network was completed in 2006. At T-Mobile Macedonia, material cost of equipment sold increased driven by higher gross addition of customers and higher average cost of phonesets.

        In 2008, the material cost of equipment sold reached HUF 45,061 million increasing by 7.4 percent compared to 2007. The increase is partly due to higher cost at TMH resulting from higher gross addition to customers with higher equipment sales ratio, somewhat offset by lower average cost of handsets. The increase at Pro-M is in line with the significantly higher TETRA-related revenues in 2008. The material cost of equipment increased also at Makedonski Telekom due to increased sales volume of personal computers, ADSL modems, TV sets and other equipment.

        Payments to agents and other subcontractors strongly increased in 2007 compared to 2006 mainly related to higher SI/IT-related payments due to the inclusion of KFKI Group's and T-Systems Hungary's expenses from September 15, 2006 and from January 1, 2007, respectively. Payments to agents and other subcontractors decreased in 2008 compared to 2007. The decline mainly resulted from lower SI/IT-related payments at IQSYS parallel with lower SI/IT revenues in 2008.

        Employee-related expenses increased in 2007 primarily driven by higher severance provisions and payments in connection with headcount reduction. Employee-related expenses include headcount reduction-elated expenses of HUF 27,505 million in 2007. Employee-related expenses increased also because of the inclusion of new subsidiaries (such as T-Systems Hungary and M Factory) in 2007. Despite these acquisitions, the Group headcount number decreased from 12,341 on December 31, 2006 to 11,723 on December 31, 2007.

        Employee-related expenses decreased to HUF 100,320 million in 2008 from HUF 120,176 million in 2007. The decrease in employee-related expenses was mainly attributable to lower severance-related provisions and payments in relation to the headcount reduction at Magyar Telekom Plc. in 2008. Employee-related expenses include headcount reduction related expenses of HUF 8,472 million in 2008. Lower group headcount number, which further declined to 10,439 by December 31, 2008, also contributed to the decrease. These decreases were partly offset by higher severance-related provisions and payments at Makedonski Telekom, T-Com Crna Gora and KFKI in 2008.

        Depreciation and amortization decreased by 5.4 percent from HUF 122,249 million to HUF 115,595 million in 2007 as compared to 2006. Lower amount of depreciation is mainly driven by the lower asset base at Magyar Telekom Plc., T-Mobile Macedonia, T-Com Crna Gora and Makedonski Telekom. Higher depreciation at TMH owing to shorter depreciation period of UMTS-related assets and the inclusion of new subsidiaries partly offset this decrease. As a result of the annual review of the useful life of our assets, the lives of certain assets were changed as of January 1, 2007 due to technical obsolescence. These assets mainly included software, and the change in the useful life resulted in HUF 132 million higher depreciation expense in 2007.

        Depreciation and amortization decreased by 8.2 percent to HUF 106,120 million in 2008 as compared to 2007 as a result of the decrease at TMH and also at Magyar Telekom Plc. T-Home due to change in the useful life of certain group of assets. The reviews of the useful lives of intangible assets during 2008 affected the lives of a large number of assets including primarily the billing and other operation support systems of both the fixed line and mobile operations.

        Other operating expenses include materials, maintenance, marketing, service fees, fees and levies, outsourcing expenses, provisions, energy and consultancy. Other operating expenses remained broadly stable in 2007 as compared to 2006. The increase in consultancy fees and the effect of the consolidation of new subsidiaries such as KFKI and T-Systems Hungary was mostly offset by lower marketing expenses mainly at Magyar Telekom Plc. and T-Mobile Macedonia due to less intensive advertising activity in 2007.

        Other operating expenses in 2007 also included a HUF 1.5 billion bad debt expense reflecting the likely loss to be incurred as a result of the early termination of a long-term IT outsourcing contract by a large T-Systems customer which was entered into with a subsidiary which the Company acquired control of in 2007.

        Other operating expenses increased by 1.2 percent in 2008 compared to 2007. The slight increase was mainly driven by higher price of energy and higher rental fees at Magyar Telekom Plc. HQ deriving from higher rented area of major offices. Higher fees and levies show the provision made for litigations at Makedonski Telekom in 2008. The increase in marketing expenses at T-Mobile Macedonia related to intensive advertising activities responding to strong competition after the entrance of VIP in the Macedonian mobile market in September 2007. The provision made for the legal cases in relation to leaving employees in 2007 at T-Com Crna Gora and lower consultancy fees primarily at Magyar Telekom Plc. HQ mostly offset these increases.

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

        Magyar Telekom incurred HUF 4.1 billion in expenses relating to the investigation in 2006, HUF 5.7 billion in 2007 and HUF 5.4 billion in 2008, which are included in other operating expenses in the GHS segment.

Other Operating Income

        The following table sets forth information concerning other operating income:

	Year ended December 31,			Year ended December 31,
	2006	2007	2008	2007/2006	2008/2007
	(in HUF millions)			(% change)
Compensation for renaming	1,435	229	676	(84.0)	195.2
Gain on sale of PP&E, Intangible assets and assets held for sale	2,140	3,203	2,126	49.7	(33.6)
Other operating income	—	569	1,447	n.a.	154.3

Total other operating income	3,575	4,001	4,249	11.9	6.2

        Other operating income increased by 11.9 percent in 2007 as compared to 2006 resulting from higher gain on sale of tangible assets, partly offset by lower compensation for renaming in connection with rebranding in Montenegro and Macedonia in September 2006. The increase of 6.2 percent in 2008 over 2007 relates mainly to higher other operating income at Makedonski Telekom due to the sale of its fully owned subsidiary, Montmak, somewhat offset by the gain on sale of office building at T-Mobile Crna Gora in 2007.

Operating Profit

        Our total operating profit decreased by 5.9 percent from HUF 136,391 million in 2006 to HUF 128,312 million in 2007 due to the fact that the increase in operating expenses was higher than the increase in revenues. In 2008, operating profit increased significantly since revenues remained stable and operating expenses decreased.

Finance Expenses

        The following table sets forth information concerning finance expenses:

	Year ended December 31,			Year ended December 31,
	2006	2007	2008	2007/2006	2008/2007
	(in HUF millions)			(% change)
Interest expense	27,271	31,147	32,540	14.2	4.5
Other finance expenses	2,831	4,039	4,659	42.7	15.4

Total finance expenses	30,102	35,186	37,199	16.9	5.7

        Finance expenses increased by 16.9 percent in 2007 and by 5.7 percent in 2008 mainly due to higher interest paid at Magyar Telekom Plc. resulting from an increased level of indebtedness and higher average interest rates. In 2007, the increase in the total loan portfolio resulted from the dividend related to 2005 and 2006 paid in January 2007 and May 2007, respectively and from the financing of KFKI and Dataplex acquisitions.

Finance Income

        The following table sets forth information concerning finance income:

	Year ended December 31,			Year ended December 31,
	2006	2007	2008	2007/2006	2008/2007
	(in HUF millions)			(% change)
Gain/(losses) on the sale of financial instruments	1,190	828	(477)	(30.4)	n.m.
Gains/(losses) on the valuation of derivative financial instruments	377	(139)	789	n.m.	n.m.
Net foreign exchange losses	(659)	(1,481)	(648)	124.7	(56.2)
Finance lease interest income	480	1,675	1,340	249.0	(20.0)
Interest and other finance income	3,304	4,334	5,887	31.2	35.8

Total finance income	4,692	5,217	6,891	11.2	32.1

        Finance income increased both in 2007 and 2008. In 2007, the increase in finance income was partly due to Makedonski Telekom as a consequence of favorable fluctuation of the MKD against the USD and higher amount of bank deposits in USD and partly due to Pro-M in line with higher interest income from finance leases related to TETRA. In 2008, the increase in financial income was primarily due to higher interest income at our Macedonian subsidiaries on bank deposits.

        See Notes 3, 16 and 17 to the consolidated financial statements for certain quantitative and qualitative information about financial instruments.

Income Tax—Total

        The following table sets forth information concerning our income tax expense:

	Year ended December 31,			Year ended December 31,
	2006	2007	2008	2007/2006	2008/2007
	(in HUF millions)			(% change)
Income tax expense	24,220	26,221	27,698	8.3	5.6

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

        Income tax expense increased in 2008 compared to 2007 mainly due to the higher profit before income tax. The proportional increase of the tax expense, however, is lower than the increase of the profit before income tax. The main reason for this is that dividends received are not subject to income tax.

OPERATIONS REVIEW—BY SEGMENT

        The segments are based on the business lines (T-Home, T-Mobile, T-Systems and Group Headquarters and Shared services), of which T-Home and T-Mobile include Hungarian and foreign activities as well. All fixed line operations in the foreign countries are included in our T-Home segment.

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

        The following table sets forth revenues, operating expenses and operating profit by segment:

	Year ended December 31,
	2006	2007	2008
	(in HUF millions)
Revenues
T-Home revenues from external customers	272,822	273,275	260,649
T-Home revenues from other segments	42,421	34,426	29,875

Total revenues of T-Home	315,243	307,701	290,524
T-Mobile revenues from external customers	327,330	325,724	331,765
T-Mobile revenues from other segments	22,236	21,146	17,675

Total revenues of T-Mobile	349,566	346,870	349,440
T-Systems revenues from external customers	63,423	75,034	77,761
T-Systems revenues from other segments	1,946	3,898	7,464

Total revenues of T-Systems	65,369	78,932	85,225
GHS revenues from external customers	7,621	2,628	2,881
GHS revenues from other segments	18,776	21,109	19,264

Total revenues of GHS	26,397	23,737	22,145
Less: inter-segment revenues	(85,379)	(80,579)	(74,278)

Total revenue of the Group	671,196	676,661	673,056

Operating expenses—net
T-Home	258,943	253,605	225,955
T-Mobile	256,794	245,015	242,272
T-Systems	53,235	72,966	68,060
GHS	51,212	57,342	48,789
Less: inter-segment expenses	(85,379)	(80,579)	(74,278)

Total operating expenses—net of the Group	534,805	548,349	510,798

Segment results (Operating profit)
T-Home	56,300	54,096	64,569
T-Mobile	92,772	101,855	107,168
T-Systems	12,134	5,966	17,165
GHS	(24,815)	(33,605)	(26,644)

Total operating profit of the Group	136,391	128,312	162,258

T-Home Segment

        The T-Home segment includes the results of our fixed line operations other than Magyar Telekom Plc. T-Systems, Magyar Telekom Plc. HQ, KFKI, IQSYS and EurAccount.

        The following table sets forth information regarding the T-Home segment:

	Year ended December 31,			Year ended December 31,
	2006	2007	2008	2007/2006	2008/2007
	(in HUF millions)			(% change)
Voice-retail revenues	159,757	141,914	130,941	(11.2)	(7.7)
Voice-wholesale revenues	45,550	45,217	34,059	(0.7)	(24.7)
Internet	47,968	57,385	58,119	19.6	1.3
Other revenues	61,968	63,185	67,405	2.0	6.7

Total revenues	315,243	307,701	290,524	(2.4)	(5.6)

Operating profit	56,300	54,096	64,569	(3.9)	19.4

        The following table sets forth information regarding total revenues of T-Home Hungary, Makedonski Telekom and T-Com Crna Gora:

	Year ended December 31,			Year ended December 31,
	2006	2007	2008	2007/2006	2008/2007
	(in HUF millions)			(% change)
T-Home Hungary	251,468	244,782	231,984	(2.7)	(5.2)
Makedonski Telekom	44,184	41,206	39,636	(6.7)	(3.8)
T-Com Crna Gora	19,906	22,201	19,044	11.5	(14.2)

Revenues

        Our T-Home segment includes revenues from local, domestic and international long distance telephone services as well as value-added digifon services such as call waiting, itemized billing and telephone equipment rental. This segment also consists of revenues from related services, such as leased lines, data transmission, Internet, SI/IT, equipment and cable television.

        Voice-retail revenues experienced a decline both in 2007 and 2008 mainly due to price discounts included in different price plans, lower usage and loss of lines reflecting the effect of strong competition and mobile substitution. In 2008, the decrease was partly offset by the release of the F2M provision at Magyar Telekom Plc.

        Voice-wholesale revenues decreased to a small extent in 2007 due to lower incoming traffic revenues from mobile operators and lower revenue from international circuit lease due to cancellation of contracts at Magyar Telekom Plc. In addition, international wholesale revenues decreased at Makedonski Telekom as well due to lower volume of traffic, lower average settlement rate and MKD/SDR exchange rate. This decrease was partly compensated by higher domestic wholesale revenues at Makedonski Telekom due to new network access contracts with domestic fixed line operators. At T-Com Crna Gora, wholesale revenues increased due to higher revenues from mobile operators in line with increased transit traffic and higher interconnection fees with Telekom Serbia effective from May 2007.

        Voice-wholesale revenues decreased significantly in 2008 compared to 2007 due to lower incoming international traffic revenues in Hungary driven by the change in the settlement of wholesale transit traffic. Traffic revenues from domestic operators also decreased at Magyar Telekom Plc. T-Home, due to lower termination rates and decrease in traffic. At T-Com Crna Gora, voice-wholesale revenues decreased because from January 2008, Promonte has used its own direct network with Telekom Serbia. Lower domestic and international incoming revenue at Makedonski Telekom was mainly due to lower volume of incoming traffic.

        Revenues from Internet services increased both in 2007 and 2008. In 2007, higher broadband revenues derived from strong volume increases in the number of ADSL connections both in Hungary and at our foreign subsidiaries. In 2008, the increase was mainly due to much more broadband connections in Macedonia and Montenegro. These increases were somewhat offset by lower revenues from Internet narrowband services reflecting the continuous decrease in the volume of Internet dial-up traffic and narrowband subscribers.

        Other revenues increased both in 2007 and 2008. Higher equipment revenues reflected primarily the growth at Makedonski Telekom driven by increased sales of phones, ADSL modems, personal computers and TV sets over the period. Higher multimedia revenues were in line with larger customer base and higher prices at T-Kábel Hungary. Other revenues increased at Combridge, and in 2008, also at Magyar Telekom Plc. T-Home resulting from higher revenues related to customer care services.

Expenses

        Lower operating expenses in 2007 resulted mainly from lower depreciation and amortization and lower expenses directly related to revenues, partly offset by increased employee-related expenses. In 2008, operating expenses declined driven by lower employee-related expenses, voice-related payments and depreciation and amortization.

Operating Profit

        In 2007, operating profit of the T-Home segment decreased by 3.9 percent. While total revenues decreased by 2.4 percent, total net operating expenses declined only by 2.1 percent.

        In 2008, the 5.6 percent decrease in total revenues and the 10.9 percent lower total net operating expenses resulted in 19.4 percent higher operating profit.

T-Mobile Segment

        The T-Mobile segment includes the results of T-Mobile Hungary, Pro-M, T-Mobile Macedonia and T-Mobile Crna Gora.

        The following table sets forth information regarding the T-Mobile segment:

	Year ended December 31,			Year ended December 31,
	2006	2007	2008	2007/2006	2008/2007
	(in HUF millions)			(% change)
Voice-retail	189,529	197,028	198,107	4.0	0.5
Voice-wholesale	62,656	60,508	57,364	(3.4)	(5.2)
Visitor	8,303	9,652	8,719	16.2	(9.7)
Non-voice	40,991	44,932	50,416	9.6	12.2
Equipment and activation	25,221	23,155	21,245	(8.2)	(8.2)
Other mobile revenues	22,866	11,595	13,589	(49.3)	17.2

Total revenues	349,566	346,870	349,440	(0.8)	0.7

Operating profit	92,772	101,855	107,168	9.8	5.2

        The following table sets forth information regarding TMH:

	Year ended December 31,			Year ended December 31,
	2006	2007	2008	2007/2006	2008/2007
	(in HUF millions)			(% change)
Voice-retail	157,861	163,025	162,443	3.3	(0.4)
Voice-wholesale	53,451	48,930	44,236	(8.5)	(9.6)
Visitor	5,351	6,031	5,643	12.7	(6.4)
Non-voice	35,111	37,782	43,245	7.6	14.5
Equipment and activation	23,028	20,472	19,109	(11.1)	(6.7)
Other mobile revenues	2,704	5,260	5,950	94.5	13.1

Total revenues	277,506	281,500	280,626	1.4	(0.3)

Operating profit	75,956	80,683	86,001	6.2	6.6

        The following table sets forth information regarding total revenues of Pro-M, T-Mobile Macedonia and T-Mobile Crna Gora:

	Year ended December 31,			Year ended December 31,
	2006	2007	2008	2007/2006	2008/2007
	(in HUF millions)			(% change)
Pro-M	20,212	7,316	8,654	(63.8)	18.3
T-Mobile Macedonia	39,023	42,517	44,188	9.0	3.9
T-Mobile Crna Gora	13,404	17,199	18,091	28.3	5.2

Revenues

        Revenues of the T-Mobile segment consist of one-time activation fees, monthly subscription fees (only payable by postpaid customers), traffic charges, including fees for enhanced services, and equipment revenues.

        Voice-retail revenues increased in 2007 compared to 2006 principally as a result of higher revenues at our Macedonian and Montenegrin mobile subsidiaries, and, to lesser extent, higher revenues generated by TMH's customers. Voice-retail revenues reached almost the same level in 2007 and in 2008, since the increase at T-Mobile Macedonia and T-Mobile Crna Gora were compensated by lower voice-retail revenues at TMH.

        While the growth in customer base and MOU could offset the effect of lower average per minute fees in 2007, the fierce competition in the Hungarian mobile market and the roaming fee regulation in the European Union put further pressure on tariff levels resulting in slightly lower voice-retail revenues at TMH in 2008. The total number of our subscribers grew by 9.5 percent in 2007 and 10.5 percent in 2008. We continuously monitor our churn rates and proactively offer tailor-made discounts to retain valuable customers. Despite intense competition in the Hungarian mobile market, we maintained our leading position with a 43.9 percent market share based on total subscribers at December 31, 2008.

        The strong increase at T-Mobile Macedonia was due to higher MOU and higher average number of subscribers, partly offset by lower per minute rates both in 2007 and 2008. At T-Mobile Crna Gora, the increase in voice-retail revenues resulted from larger subscriber base somewhat offset by decreased MOU and lower per minute rates. In 2007, the number of customers was strongly influenced by the extended repaid voucher lifecycle from three to 11 months effective from October 2006.

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

        The decrease in voice-wholesale revenues in 2008 as compared to 2007 is mainly explained by the decline at TMH primarily due to decrease in termination fees from January 1, 2008. This decrease was partly offset by higher voice-wholesale revenues at T-Mobile Macedonia due to higher international traffic in line with higher subscriber base of the Macedonian mobile operators and increase also at T-Mobile Crna Gora driven by higher interconnection fees.

        Visitor revenues increased in 2007 as compared to 2006 reflecting the strong increase at T-Mobile Crna Gora driven by higher amount of visitor minutes due to more intense tourism in Montenegro. The decline in visitor revenues in 2008 over 2007 on the one hand resulted from decreased traffic at T-Mobile Crna Gora and on the other hand, it was affected by lower roaming fee levels within the European Union.

        Non-voice revenue strongly increased both in 2007 and 2008 driven by higher data access revenues at TMH. At T-Mobile Macedonia, the increase over the period resulted mainly from higher number of SMSs.

        Equipment and activation revenues decreased in 2007 in the T-Mobile segment principally due to lower handset prices and lower equipment sales ratio, partly compensated by more gross additions to customers at TMH. This decrease was somewhat offset by higher equipment revenues at T-Mobile Macedonia and at T-Mobile Crna Gora because of higher number of gross additions. The decrease in equipment and activation revenues in 2008 as compared to 2007 resulted mainly from lower upgrade revenues and decreasing average handset prices at TMH.

        In 2007, the drop in other mobile revenues shows falling TETRA-related revenues as the main part of EDR network was completed in 2006. In 2008, higher other mobile revenues were due to higher TETRA-related revenues at Pro-M.

Expenses

        In 2007, total operating expenses of the T-Mobile segment decreased as a result of lower material cost of equipment sold, decreased payments to other mobile operators, partly compensated by increased other operating expenses and employee-related expenses.

        In 2008, total operating expenses for the T-Mobile segment slightly decreased due to the combined effect of lower depreciation and amortization, lower payments to mobile operators, higher net other operating expenses and increase in the material cost of equipment sold.

Operating Profit

        Operating profit grew by 9.8 percent in 2007 as compared to 2006 as total revenues decreased only by 0.8 percent, while total operating expenses declined by 4.6 percent.

        Operating profit of the T-Mobile segment increased by 5.2 percent in 2008 over 2007. While total revenues remained broadly stable, operating expenses declined by 1.1 percent.

T-Systems segment

        The T-Systems segment includes the results of Magyar Telekom Plc. T-Systems, KFKI and IQSYS.

        The following table sets forth information regarding the T-Systems segment:

	Year ended December 31,			Year ended December 31,
	2006	2007	2008	2007/2006	2008/2007
	(in HUF millions)			(% change)
Voice revenues	22,481	17,351	20,655	(22.8)	19.0
SI/IT revenues	23,555	41,434	44,780	75.9	8.1
Other revenues	19,333	20,147	19,790	4.2	(1.8)

Total revenues	65,369	78,932	85,225	20.7	8.0

Operating profit	12,134	5,966	17,165	(50.8)	187.7

Revenues

        Voice revenues for the T-Systems segment decreased in 2007 compared to 2006 in line with the continuous decline in domestic and international outgoing traffic due to loss of fixed lines and lower average per minute fees. The 19.0 percent increase in 2008 refers primarily to higher F2M outgoing traffic revenues due to the reversal of the previously mentioned F2M provision, partly offset by lower local and long distance domestic outgoing as well as decreased international outgoing revenues.

        SI/IT revenues represent the largest portion of revenues for the T-Systems segment both in 2007 and 2008. The strong increase in 2007 in SI/IT revenues primarily resulted from the consolidation of KFKI Group and T-Systems Hungary from September 15, 2006 and January 1, 2007, respectively. The contribution of KFKI Group and T-Systems Hungary to total revenues of the segment was HUF 27,609 million in 2007. The increase was supported also by growing project-related revenues at Magyar Telekom Plc. T-Systems. The most significant projects are the outsourcing services provided to E.ON, Budapest Bank and Erste Bank and set-up of low current systems as well as SI and IT solutions provided to the Hungarian government (E-Közmü). In 2008, higher SI/IT revenues derived mainly from new managed service and operating projects and higher project revenues realized within Magyar Telekom Group.

        Other revenues for T-Systems segment include Internet, data, multimedia, equipment and miscellaneous other revenues. Other revenues increased in 2007 mainly influenced by higher retail Internet revenues. In 2008, the small decrease in other revenues resulted from lower equipment revenues.

Expenses

        In 2007, operating expenses for the T-Systems segment increased due to higher subcontractor expenses, employee-related expenses, depreciation and amortization and other net operating expenses. Operating costs of the segment in 2007 include a HUF 1.5 billion bad debt expense reflecting the likely loss to be incurred as a result of the early termination of a long-term IT outsourcing contract by a large corporate customer.

        In 2008, operating expenses declined by 6.7 percent due to lower expenses directly related to revenues and also due to lower net other operating expenses.

Operating Profit

        Despite the considerable revenue growth, operating profit decreased by 50.8 percent in 2007 compared to 2006 due to higher growth in operating expenses. In 2008, the significant increase in operating profit was supported by higher revenues and decreased operating expenses.

Group Headquarters and Shared Services segment

        The GHS segment includes the results of Magyar Telekom Plc. HQ and EurAccount.

        The following table sets forth information regarding the GHS segment:

	Year ended December 31,			Year ended December 31,
	2006	2007	2008	2007/2006	2008/2007
	(in HUF millions)			(% change)
Total revenues	26,397	23,737	22,145	(10.1)	(6.7)
Operating profit	(24,815)	(33,605)	(26,644)	35.4	(20.7)

        The GHS segment performs strategic and cross-divisional management functions for Magyar Telekom Group, as well as real estate, marketing, security, procurement, human resources and accounting services, mainly internally within the Group. Revenues of the segment decreased in 2007 compared to 2006 due to less marketing services provided within the Group. Operating expenses of the GHS segment significantly exceeded its revenues and this led to negative operating profit in each period. Higher negative operating results were mainly due to increase in employee-related expenses driven by higher severance expenses and higher costs related to our investigation in 2007. Improved operating results mainly resulted from lower employee-related expenses due to lower severance-related provisions and payments in 2008.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow analysis

        The following table sets forth information concerning our cashflows:

	Year ended December 31,
	2006	2007	2008
	(in HUF millions)
Net cashflows:
From operating activities	207,802	231,340	210,289
Used in investing activities	(138,320)	(134,881)	(113,449)
Used in financing activities	(35,154)	(109,221)	(79,230)
Exchange gains on cash and cash equivalents	1,569	221	1,404
Change in cash and cash equivalents	35,897	(12,541)	19,014
Cash and cash equivalents, beginning of year	24,310	60,207	47,666
Cash and cash equivalents, end of year	60,207	47,666	66,680

        Net Cashflows from Operating Activities.    Our primary source of liquidity is cashflows from operating activities.

        Net cashflows from operating activities significantly increased by HUF 23,538 million in 2007 as compared to 2006 due to the combined effect of strong decrease in working capital requirements, lower EBITDA and lower income tax paid.

        Net cashflows from operating activities decreased by HUF 21,051 million in 2008 as compared to 2007. The strong increase in working capital requirements influenced mainly by higher severance payments at Magyar Telekom Plc. was only partly mitigated by higher EBITDA.

        Net Cashflows from Investing Activities.    Net cashflows from investing activities are primarily driven by capital expenditures and acquisitions of businesses. In 2007, the HUF 3,439 million decrease in cash outflow was mainly due to lower amounts spent on acquisitions of subsidiaries, mostly offset by the significant change in other financial assets primarily due to higher amount of bank deposits with maturities over three months at the Macedonian and Montenegrin subsidiaries and increased purchase of property plant and equipment and intangible assets.

        Net cash used in investing activities decreased by HUF 21,432 million in 2008 as compared to 2007 mostly due to the change in other financial assets. Purchases of property, plant and equipment and intangible assets totaled HUF 96,790 million in 2006, HUF 103,097 million in 2007 and HUF 116,039 million in 2008.

        Net Cashflows from Financing Activities.    Net cashflows from financing activities primarily relate to our borrowing activities and dividend payment.

        In 2007, we received net proceeds from loans in an amount of HUF 52,946 million. Dividends paid to shareholders increased by HUF 162,481 million reflecting dividend payment after the 2005 and 2006 results in 2007 at Magyar Telekom Plc. Consequently, the amount of dividends paid and the net proceeds from loans significantly decreased in 2008 resulting in HUF 29,991 million lower net cash used in financing activities.

        We carry indebtedness at a level we consider appropriate based on a number of factors, including cash flow expectations (i.e., cash requirements for ongoing operation, investment plans), expectations of investors, analysts, rating agencies and the overall cost of capital. We announced a definite dividend policy in 2003, according to which the net debt ratio is to be kept between 30 to 40 percent. Under the new dividend policy, based on the results of 2006, we paid dividends in the amount of HUF 70 per share in May 2007 and based on the results of 2007, we paid dividends in the amount of HUF 74 per share in May 2008, by which we maintained our net debt ratio in the target range of 30 to 40 percent. Our net debt ratio was 29.7 percent at December 31, 2008. Future dividend payment will be determined by the new dividend policy and will depend on our cashflow generation and potential acquisition opportunities.

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

        During 2008, the NBH increased its base rate from 7.5 percent to 8.5 percent in three steps between April and May which was followed by an increase to 11.5 percent in October. The base rate was subsequently cut to 10.0 percent in three steps by the end of 2008 and it was reduced to 9.5 percent in January 2009. At December 31, 2008, our loans were almost 100 percent denominated in HUF, thus the foreign exchange risk of the loan portfolio is naturally hedged by the HUF-denominated revenues.

        At December 31, 2008, 55.3 percent of the loan portfolio bore fixed interest rates—these are mainly the medium and long-term loans included in the portfolio—while 44.7 percent of the loan portfolio was subject to variable interest rates. Short-term loans are partially taken to manage our short term cash obligations and their variable rates are based on Budapest Interbank Offered Rate ("BUBOR"). Taking into consideration HUF interest rate volatility, we follow the approach of balancing the fixed and variable interest rate elements in our loan portfolio.

        We do not have any legal or economic restrictions on the ability of our subsidiaries to transfer funds to the Company in forms of cash dividends, loans or advances.

        Our liquidity needs are primarily covered by our free cash flows. Liquidity peaks are financed from current account overdrafts and bilateral shelf facilities. The total available current account overdrafts at the end of 2008 amounted to HUF 12,300 million. The total committed shelf facilities from the Hungarian market including current account overdrafts amounting to HUF 86,897 million, out of which HUF 32,294 million was available at the end of 2008. We also have a EUR 50 million shelf facility with

Deutsche Telekom, which functions as a reserve for potential liquidity peaks and has not been drawn since its signing on April 16, 2004.

	Amount of the facility	Drawn at the end of 2008	Available at the end of 2008
	(in HUF millions)
Current account overdrafts	12,300	6,606	5,694
Bilateral loans	74,597	47,997	26,600
DT shelf facility	13,239	—	13,239

Total credit lines	100,136	54,603	45,533

        The current amount and structure of the shelf facilities described above is sufficient, and for the purposes of liquidity management, we believe that there is no need to establish new facilities. We believe that, taking into account the substantial amount of undrawn borrowing facilities available, the Group has sufficient working capital for its foreseeable requirements.

	Maturity structure
	2009	2010	2011
	(in HUF millions)
Current account overdrafts	12,300	—	—
Bilateral loans	55,057	7,535	12,005
DT shelf facility	—	13,239	—

Total credit lines	67,357	20,774	12,005

        Our parent company, Deutsche Telekom provides us with funding to meet our major financing needs (such as refinancing or financing acquisitions) through the international capital markets and it passes the conditions of the loans on an arm's length basis to Magyar Telekom. Should this financing source cease to become available in the future, we plan to raise funds from the Hungarian syndicated loan market and from the Hungarian capital markets. Our financial position is quite strong in the Hungarian markets therefore we expect to be able to obtain financing at favorable terms from these markets. In addition, we have access to the international bank and capital markets.

        Our ordinary shares are listed on the Budapest Stock Exchange ("BSE") and our American Depositary Shares, each representing five of our ordinary shares, are listed on the New York Stock Exchange ("NYSE"). We had 1,503,541 treasury shares at December 31, 2008. These shares are maintained to hedge and finance exercises of share options under the management share option plan launched in 2002. We do not intend to issue further shares for the foreseeable future.

        For additional information about market risk sensitive instruments, see Notes 3, 16 and 17 to the consolidated financial statements.

Off-balance sheet arrangements

        We do not have any off-balance sheet arrangements (including contingent liabilities, guarantees) that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. We do not participate in, nor secure, financings for any unconsolidated, limited purpose entities.

Tabular disclosure of contractual obligations

        Our contractual obligations, including commitments for future payments under non-cancelable lease arrangements and short- and long-term debt arrangements, are summarized below and are disclosed in more detail in Notes 16, 17 and 32 to our consolidated financial statements. Accrued interests related to loans are included in Financial liabilities to related parties and Other financial liabilities. Amounts disclosed as purchase obligations represent long-term commitments under outsourcing contracts, commitments to insurance companies, our external auditor and consultants, commitments for IT and telecommunications systems support and other purchase commitments. Payment obligations for certain purchase contracts depend on a number of factors, such as the quantitative and qualitative conditions of service, exchange rates and annual inflation rates, therefore the amounts included in the table below are estimates.

        This table excludes other obligations we may have, such as payroll and related human resource services (including bonuses and payments under our mid-term incentive plan). Payments under these contracts are based on the level of service required and are excluded from this table due to the uncertainty of the amounts to be paid, if any, as well as the timing of such amounts.

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in HUF millions)
Financial liabilities to related parties	339,428	96,331	108,537	83,974	50,586
Other financial liabilities	59,533	36,623	20,569	762	1,579
Trade payables	92,340	92,340
Current income tax payable	1,697	1,697
Other current liabilities	37,210	37,210
Other non current liabilities	583		583

Total financial liabilities	530,791	264,201	129,689	84,736	52,165
Interest on loans and borrowings	90,501	23,058	42,550	16,384	8,509
Finance leases	7,148	1,721	2,209	1,325	1,893
Operating leases	39,484	6,741	10,058	7,740	14,945
Contractual commitments for capital expenditures	6,476	4,922	1,089	465
Purchase obligations	125,656	55,885	58,088	7,503	4,180

Total financial obligations	269,265	92,327	113,994	33,417	29,527

Total contractual obligations	800,056	356,528	243,683	118,153	81,692

        The Company renewed its mobile concession contract for use of the 900 MHz frequency band that had expired on November 4, 2008 for an additional term of seven and a half years, as agreed with the Hungarian Government. At the same time, the Company agreed to carry out large-scale investment projects to further increase mobile broadband coverage. In addition to the payment of the HUF 10 billion concession fee in 2007, Magyar Telekom agreed with the Government to spend at least HUF 20 billion in 2008 and 2009 on further increasing mobile broadband coverage in Hungary. In 2008, Magyar Telekom spent HUF 10.1 billion on broadband investments; therefore we have an additional HUF 9.9 billion obligation in 2009.

        In addition to the above, Magyar Telekom assumes the legal expenses of its current and former employees involved in the internal investigation (see "Item 3—Risk Factors" and "Item 15—Controls and Procedures"); in connection with this we incurred HUF 621.1 million expenses in 2008. We are not able to estimate the expenses we will incur in 2009 and future years for legal counsel advising these individuals.

Capital expenditures

        Our capital expenditures on property, plant and equipment and intangible assets totaled HUF 96,790 million in 2006, HUF 103,097 million in 2007 and HUF 116,039 million in 2008, including in each year changes in the balance of capital expenditure trade creditors and the recognition of investment tax credit. Capital expenditures include expenditures for (1) the fixed line network, including network operations systems, (2) mobile telecommunications and (3) new products, corporate infrastructure and other assets.

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

RESEARCH AND DEVELOPMENT

        In order to foster innovation and to promote the development of innovative services, Magyar Telekom established the ABCD Business Unit. The tasks of this business unit concerning research and development ("R&D") include the exploration of new forms of telecommunication-based services, co-operation with organizations having a similar focus and coordination of company-wide R&D development. Research and development activities within Magyar Telekom are coordinated through the body established by ABCD, the R&D Committee (the "Committee"). This body ensures that R&D activities originated and conducted within the organizational umbrella of Magyar Telekom are performed in accordance with the goals of the Company, without undue overlapping of scopes and with appropriate funding. To this end, the Committee convenes regularly in order to discuss and decide about the approval of individual R&D proposals, initiated and executed within a project framework by the respective business units. During 2008, the Committee reviewed 107 proposals, out of which 66 have been approved, accounting for a total investment of HUF 641 million.

        We are a founder member of the Mobility & Multimedia Cluster, a group of Hungarian companies, many of them being local subsidiaries of well-known multinational companies and universities. The aim of the cluster is to integrate the fragmented R&D capabilities of Hungarian companies into a more synergistic structure ultimately aiming at enhancing the global competitiveness of the Hungarian economy.

T-Home and T-Systems operations in Hungary

        Some of the research topics are the following:

  •
  Research aimed at developing an identification and authentication solution relying upon automated recognition of voice, face and other biometric characteristics like fingerprint or thermal print;

  •
  Development of a capability able to infer consumer preferences from EPG browsing history and other data, to be used in providing personalized TV offerings;

  •
  Improvement of the fixed-mobile convergence solution based upon the IMS, aimed at providing seamless handover of communications sessions in the case of switching transport infrastructures;

  •
  Development of special error correction methods for video transfer, helping us to provide TV services e.g., HDTV over IP networks falling within a wide range of transfer capability and quality;

  •
  Investigation of the possibility of applying Dynamic Spectrum Management ("DSM") technology to the optimization of arbitration procedures over existing copper wire networks;

  •
  Development of a traffic aggregation model able to evaluate the performance of a hypothetical network topology, thereby enabling better planning of transport networks like the soon to be built optical network;

  •
  Preparation of new design methods for our IP network, allowing a more efficient planning for QoS capabilities and general failure recovery;

  •
  Extending the network design methodology in anticipation of the roll-out of our optical cable network, enabling us to properly handle urban housing structures, suburbia and small communities and find the optimal placement of network nodes;

  •
  Pilot implementation of EuroDOCSIS 3.0 technology, useable as a bearer layer for IPTV services over CATV.

T-Mobile operations in Hungary

        We have been supporting for a number of years the Mobile Communications and Computing Laboratory ("MCL"), located at the Department of Telecommunications of Budapest University of Technology and Economics. Currently six staff members, 18 PhD students and around 60 undergraduates work on a number of projects concerning IP mobility support, development environments for mobile multimedia systems, wireless ad-hoc networks, software radio and security considerations of mobile systems.

        Similarly to the previous years, we have executed a number of R&D projects in collaboration with the Mobile Innovation Center (the "Center") in 2008. The Center focuses on a wide variety of research topics related to fixed line, mobile and general IP-based communications, such as radio traffic evaluation for effective transmission in mobile systems, surveying emerging wireless technologies, algorithmic aspects of mobile systems, service and application development for mobile systems and investigation of user behavior.

        In addition, we have conducted research concerning a number of other ideas, including:

  •
  Development of general voice-over solution for mobile terminals, allowing people to use these devices without looking at them (useful for the vision-impaired or for anyone in attention-demanding situations like driving);

  •
  Elaboration of a conceptual plan for the unification of web publishing layers, allowing us to reshape our web publishing capabilities based on a robust common paradigm;

  •
  Restarting the Digital Home initiative, prompted by the changes in the business environment, technology and consumer demand. Current aims include developing an IPTV-centered digital and modular service set available on a number of different platforms;

  •
  Investigation of the feasibility of a wireless "smart metering" solution, allowing almost-real-time monitoring of utility usage over a self-organizing Zigbee network;

  •
  Development of a standard measurement device suitable for monitoring and measuring the exposure of the human body to electromagnetic radiation;

  •
  Research concerning the proper methodology of analyzing mobile Internet usage, expected to lead to a better understanding of mobile browsing and therefore a better planning and forecasting of the success of services provided over mobile Internet;

  •
  Researching the sociological impact of mobile communications, such as investigating the telecommunications habits of certain age groups, or the interaction between mobile communications and social networks.

T-Home operations in Macedonia

        Makedonski Telekom continuously strives for a high technological level in offering and providing a wide range of products and services that will satisfy customers' demands. This, together with the rationalization of network switching architecture, resulted in improvement in the operational efficiency and network consolidation. New telephone services were introduced through the Intelligent Network ("IN") and Voice-mail Platforms and new broadband services became available with the implementation of ADSL technology.

        In the next phase, the main focus will be on extension of broadband access as the main precondition for supporting broadband Internet and video services. In this direction, Makedonski Telekom will start to introduce FTTH in the urban areas, where demand for broadband services is higher and where the existing copper network could limit the provision of services.

        DWDM network will continue to be the main transport for IP/MPLS and Ethernet traffic. However, increased demand for video and data services will result in further upgrade of DWDM and IP/MPLS network.

        Makedonski Telekom is making preparations for interconnection and convergence of separate voice and data networks. The NGN migration concept is seen as a long-term project. Makedonski Telekom does not plan significant development of traditional PSTN/ISDN network except for purposes of maintenance and compliance with the regulatory requirements. The key focus will be on provisioning of broadband access, IPTV and VoIP services for broadband users and network migration towards NGN.

T-Mobile operations in Macedonia

        Research and development projects at T-Mobile Macedonia are performed in close cooperation with suppliers and state educational institutions. The aim of these projects is to prepare T-Mobile Macedonia to meet the needs of the rapidly developing market and to optimize the maintenance of current activities.

        In cooperation with the local partners, T-Mobile Macedonia has built an E-mail Push solution to target the SME market. In addition, T-Mobile Macedonia has also built a Business Process Management System (a "paperless office") that enables efficient, timely and traceable execution of linked internal processes.

        In cooperation with other T-Mobile International companies, T-Mobile Macedonia has built and deployed a system for Automated Device Management that enables remote device configuration for easier value added service adoption on the local market.

        T-Mobile Macedonia developed a software called CellInfo that shows the performances and all the relevant cell parameters of the base stations in the network. This software is used on a daily basis by the Radio Network Optimization teams to better optimize the radio network.

        T-Mobile Macedonia delivered a solution for mobile number portability and prepaid to postpaid portability that complies with the regulatory requirements and allows flexible offers on the market. Simultaneously, we deployed a new generation of a mediation service solution that enables more flexibility and faster service delivery.

        In 2008, T-Mobile Macedonia upgraded its Fraud Management platform, Revenue Assurance platform and Voice-Mail Platform with additional capacities and new functionalities. These upgrades enable more security and control in assuring the revenue streams and diminish risks of revenue leakages. In addition, they avail the provision of new services.

        In cooperation with T-Home, T-Mobile Macedonia launched a Customer Relationship Management project that will largely influence the development and layout of the IT infrastructure in the future. Through the execution of the program, T-Mobile Macedonia will change the IT landscape in a Service Oriented Architecture-based layout that will serve as a foundation for further growth, while retaining simplicity and short time-to-market. Simultaneously, T-Mobile Macedonia will deliver standardized customer and product database models that will be utilized for common service offers and customer-focused management.

RISK MANAGEMENT POLICIES

        It is our policy that all disclosures made by us to our security holders and the investment community be accurate and complete, and fairly present our financial condition and results of operations in all material respects. Such disclosures should be made on a timely basis as required by applicable laws, rules and regulations, including by-laws of the BSE and rules adopted by the SEC. To achieve these objectives, we formed the Disclosure Committee and developed and have continuously enhanced our risk management policies.

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

        All risks related to material internal and external operations, financial and legal compliance and certain other risks are evaluated and managed by a well-defined internal mechanism. A risk management handbook and internal regulation on risk management were published in 2003. A risk management course was developed for employees responsible for risk management in all organizational areas. Risk items affecting our operations are reviewed quarterly throughout the Group. All of our subsidiaries, business units, divisions and entities are obliged to identify and report their strategic, operational, financial and regulatory risks on a quarterly basis. After evaluation of these risks, results are reported to our management, to the Board of Directors, to the Audit Committee, to the Disclosure Committee and to DT.

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

        An internal directive has been issued to define responsibilities of each employee in risk monitoring and management. In addition, an e-learning course was introduced to train our employees on requirements of the Sarbanes-Oxley Act, our enhanced reporting and corporate governance obligations and the enhanced risk reporting procedures. Completion of this course has been made compulsory for all of our employees.

Disclosure Committee

        We established the Disclosure Committee on July 31, 2003. The Disclosure Committee acts both in plenary meetings and through its members acting individually. It supports the Chief Executive Officer ("CEO") and CFO in fulfilling their responsibility to oversee processes designed to ensure accuracy and timeliness of our disclosures.

        The Disclosure Committee consists of individuals knowledgeable in significant and diverse aspects of our business, finances and risks. The members of the Disclosure Committee are:

  •
  Head of the Secretariat of the Chairman-CEO;

  •
  Group Compliance Director;

  •
  Group Accounting Director;

  •
  Head of the Group Investor Relations Department;

  •
  Head of Financial Analysis and Decision Support Department;

  •
  Director of HQ and Alternative Businesses HR Partner Department;

  •
  Head of the External Reporting Department;

  •
  Group Legal Director;

  •
  Group Strategy Director;

  •
  Group Security Director;

  •
  Strategy Planning and Control Director of Consumer Services BU;

  •
  Finance Director of Business Services BU;

  •
  Finance Director of Alternative Businesses and Corporate Development BU; and

  •
  Head of Technology Budgeting & Planning Center under the Chief Technology and IT Officer.

Internal Audit Director is a permanent invitee.

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

2.
Monitor and recommend appropriate processes and procedures for the review of the Company's

i.
periodic and current reports, registration statements and any other information filed with the BSE, NYSE, SEC and HFSA;

ii.
ad hoc releases and press releases containing financial information, earnings guidance, forward-looking statements, information about material acquisitions or dispositions, or other information material to the Company's security holders;

iii.
correspondence containing financial information to be broadly disseminated to the Company's security holders;

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

ITEM 6—DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Board of Directors

        Under Hungarian laws, the Board of Directors is responsible for all matters relating to the Company's management and course of business not otherwise reserved to the General Meeting or to other corporate bodies by the Articles of Association or by the Hungarian laws. The Board of Directors is required to report annually to the shareholders at the General Meeting and quarterly to the Supervisory Board on our business administration, state of assets and business policy.

        Pursuant to our Articles of Association, the Board of Directors consists of a minimum of six and a maximum of eleven members elected by the General Meeting of the shareholders for a term of three years. On December 31, 2008, there were nine members of the Board of Directors. Six of the directors were nominated by MagyarCom and three of the directors were elected upon proposal by other shareholders of the Company.

        Meetings of the Board of Directors are held at least four times a year. Meetings of the Board of Directors require the presence of six members for a quorum. Each member has one vote. The Board of Directors passes resolutions by a simple majority vote.

        On December 31, 2008, members of the Board of Directors, their principal occupations and the years of their original election were as follows:

Name	Age	Principal Occupation	Member since
Christopher Mattheisen	47	Chairman and Chief Executive Officer of Magyar Telekom Plc.	2006
Dr. István Földesi	59	International business advisor, Director, InnoHungary Technology Center, President, Inter-Access Inc.	2003
Dr. Mihály Gálik	62	Professor and Head of the Marketing and Media Department of the Corvinus University	2006
Michael Günther(1)	64	Member of the Management Board of T-Mobile International, responsible for Joint Venture Management	2002
Gregor Stücheli(1)	46	Chief Executive Officer of T-Systems Schwitzerland, International Business Units	2008
Thilo Kusch	44	Chief Financial Officer of Magyar Telekom Plc.	2006
Lothar A. Harings(1)	48	Chief Human Resources Officer and Member of the Management Board of T-Mobile International	2008
Frank Odzuck	49	Chief Executive Officer of Zwack Unicum Plc.	2006
Dr. Ralph Rentschler	48	Member of the Board of Management, T-Com/T-Home (a division of Deutsche Telekom AG)	2003

(1)
Resigned from their position as of April 2, 2009.

        On April 2, 2009, the shareholders elected Messrs. Guido Kerkhoff, Dr. Steffen Roehn, Wolfgang Hetlinger and Ms. Mechthilde Maier members of the Board of Directors.

Other Principal Directorships of Members of the Board of Directors

Name	Position held	Company
Christopher Mattheisen	Member of the Board of Directors	American Chamber of Commerce in Hungary
	Member of the Advisory Board	CEU Business School
Dr. István Földesi	President	Inter-Access, Inc., USA
	Member of the Board of Directors	Sláger Rádió
Dr. Mihály Gálik	None
Michael Günther	Chairman of the Board of Directors	T-Mobile Slovensko a.s., Slovakia
	Chairman of the Board of Directors	T-Mobile Czech Republic a.s.
	Chairman of the Supervisory Board	T-Mobile Macedonia
	Chairman of the Supervisory Board	T-Hrvatski Telekom, Croatia
	Vice-Chairman of the Supervisory Board	T-Mobile Hrvatska d.o.o., Croatia
	Member of the Supervisory Board	T-Mobile Deutschland GmbH, Germany

Name	Position held	Company
	Member of the Board of Directors	T-Systems Japan K.K.
	Member of the Board of Management	T-Mobile Worldwide Holding GmbH
	Member of the Board of Management	T-Mobile International AG, Germany
Gregor Stücheli	Member of the Supervisory Board	T-Systems Schweiz
	Member of the Supervisory Board	T-Systems South Africa (Pty) Limited
	Member of the Supervisory Board	T-Systems Austria GesmbH
	Member of the Supervisory Board	T-Systems Czech Republic
Thilo Kusch	None
Lothar A. Harings	Member of the Board of Management	T-Mobile International AG, Germany
	Member of the Remuneration Committee/Supervisory Board/Business Review	T-Mobile Germany
	Member of the Board/Remuneration Committee/Business Review	T-Mobile UK
	Member of the Supervisory Board/Business Review	T-Mobile Netherlands
	Member of the Supervisory Board	T-Mobile Austria GmbH
Chairman of the Remuneration Committee
	Member of the Supervisory Board	T-Mobile Austria Holding GmbH
	Member of the Supervisory Board/Business Review	Polska Telefonia Cyfrowa Sp. z.o.o
	Member of the Business Review	T-Mobile Czech Republic a.s.
Frank Odzuck	None
Dr. Ralph Rentschler	Member of the Board of Directors	Slovak Telekom
	Member of the Supervisory Board	T-Hrvatski Telekom, Croatia
	Chairman of the Supervisory Board	CAP Customer Advantage Program GmbH
	Member of the Supervisory Board	DeTe Fleet Services GmbH
	Member of the Supervisory Board	Deutsche Telekom Netzproduktion GmbH
	Member of the Supervisory Board	Deutsche Telekom Technischer Service GmbH
	Member of the Supervisory Board	Deutsche Telekom Kundenservice GmbH
	Chairman of the Supervisory Board	ActiveBilling Beteiligungs-GmbH

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

        Dr. Mihály Gálik.    Dr. Gálik is a senior university lecturer with a Ph.D in economics. He spent nearly two decades in the media, working for Hungarian Radio, where he held several positions involving high responsibility, including that of Managing Director. Afterwards, his professional career has been linked to the Budapest University of Economics (currently called Corvinus University). For three years, he was a senior lecturer, while in the last seven years he headed several departments at the university. He is a key figure of the university's cultural life, author of some 70 scientific publications including four textbooks. He is also a recipient of the Széchenyi Professor Scholarship. He is the Director of the Marketing and Media Institute of the Corvinus University and the Head of the Media, Marketing Communications and Telecommunications Department. Since January 1, 2008, he has been a Professor and Head of the Media and Marketing Department of the Corvinus University.

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

        Gregor Stücheli.    Mr. Stücheli studied economics at the University of St. Gallen and completed a General Management Program at the Harvard Business School. In 1989, he began his career at IBM in Switzerland and held several managerial positions during his career there, including a three-year assignment at the IBM Headquarters in Armonk, New York. From 2000, he was member of the IBM Leadership team and responsible for the Outsourcing Sales Division. In 2002, he joined T-Systems where he served as Chief Commercial Officer and was responsible for the market strategy and the successful positioning of the newly formed T-Systems in the Swiss market. Since July 2004, he has been Member and Delegate of the Board of Management and CEO of T-Systems Switzerland. Since February 2008, he has been also responsible for the Central and Eastern European region, including Austria, Hungary, the Czech Republic, Poland and Russia. In this position he is leading the strategy and business development within those countries.

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

        Lothar A. Harings.    Mr. Harings studied law at the University of Trier. Before joining T-Mobile International, Mr. Harings held various senior management positions in Human Resources at Siemens Group. From 1991 to 1994, he was Head of Siemens Nixdorf's HR in Madrid. After his return to Germany, he became Director of Industrial Relations and Labour Law for Siemens Nixdorf Group. From 1996, he served as Vice President of International HR at Siemens Nixdorf Group, responsible for the worldwide selection and development of the international top management. In 1998, he took over the same function as Vice President of International HR for Siemens ICN. Since October 2002, Mr. Harings has been Chief Human Resources Officer and Member of the Board of Management of T-Mobile International.

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

        Dr. Ralph Rentschler.    Dr. Rentschler has been CFO of T-Home since 2001. After receiving a doctorate degree in economics, he worked for four years for Robert Bosch GmbH as an expert advisor on business principles and methods. His areas of responsibility included investment analysis and cost accounting. Later he became Commercial Manager of Brand Optics Division at Carl Zeiss, where he managed Accounting, Controlling, Data Processing and Purchasing. Mr. Rentschler was Head of Group Controlling and Planning and Reporting Departments at Carl Zeiss from 1992 to 1997. His areas of responsibility included production and investment controlling, controlling of affiliated companies, M&A and strategic planning.

Management Committee

        Pursuant to the Rules of Procedure of the Board of Directors, the Board of Directors established a Management Committee in 2000, which is empowered to carry out the day-to-day operations in accordance with the annual business plan. On December 31, 2008, the Management Committee consisted of seven chief officers of Magyar Telekom. The members were as follows:

Name	Age	Current position	Member since
Christopher Mattheisen	47	Chairman and Chief Executive Officer	2006
Thilo Kusch	44	Chief Financial Officer	2006
Éva Somorjai	42	Chief Human Resources Officer	2007
György Simó(1)	42	Chief Operating Officer, Alternative Businesses and Corporate Development BU	2006
István Papp	37	Chief Operating Officer, Business Services BU	2007
János Winkler	54	Chief Operating Officer, Consumer Services BU	2006
István Maradi	44	Chief Technology and IT Officer	2007

(1)
Resigned from his position on March 31, 2009. He was replaced by Róbert Pataki, Chief Strategist, who extended his remit to take over responsibility for the Alternative Businesses and Corporate Development Business Unit. At the same time, Róbert Pataki was appointed member of Magyar Telekom's Management Committee.

Other Principal Directorships of Members of Management Committee

Name	Position held	Company
Christopher Mattheisen	See above
Thilo Kusch	See above
Éva Somorjai	None
György Simó	Chairman of the Board of Directors	Origo Zrt.
	Chairman of the Board of Directors	M Factory Zrt.
	Member of the Supervisory Board	FHB Kereskedelmi Bank Zrt.
	Member of the Board of Directors	IKO-Telekom Média Holding Zrt.
István Papp	None
János Winkler	None
István Maradi	Non-Executive Director, Owner	Centro-plane Kft.

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

        György Simó.    Mr. Simó graduated in 1997 from ELTE with a degree in Sociology. From 1999 he was Program Director at MATÁVnet, then, he was in 2000 one of the leaders of the project elaborating Magyar Telekom's Internet strategy. From April 1, 2000, he served as Chief Officer and Executive Director of MATÁVnet Kft. From September 1, 2000, he served as Senior Chief Officer of the company (renamed on May 2, 2001 to Axelero Internet Rt.) responsible for media, strategy and communication. From November 1, 2003, he was CEO of Axelero Internet, from May 6, 2005 CEO of T-Online, Deputy to Head of T-Com and Head of T-Com's Internet Services Division. As of September 20, 2006, György Simó was appointed Chief Operating Officer of the Wireline LoB of Magyar Telekom. Since October 1, 2007, he has been a Chairman of the Board of Directors of T-Online's legal successor, Origo Media and Communications Ltd. Co. From January 1, 2008, he has been Chief Operating Officer of Alternative Businesses and Corporate Development Business Unit.

        István Papp.    Mr. Papp holds a degree in economics and an MBA diploma from Warnborough University in Ireland. He started his professional career at Integra Kft. From 1996, he worked at Anixter Distribution Hungary, first as commerce director and then regional head of sales. In 1999, he joined Cisco Systems Hungary Kft. For eight years he served in several executive positions at the company and directed its large enterprise, service provider, government, small and medium enterprise, as well as partner relations lines of business. In August 2005, he was appointed head of the region comprising eight countries (Albania, Bosnia-Herzegovina, Croatia, Macedonia, Montenegro, Serbia, Slovenia and Hungary), and was Cisco Systems Director responsible for the Adriatic region and Hungary. From October 16, 2007, he has been Chief Operating Officer of Magyar Telekom, Head of Business Services LoB and from January 1, 2008 Chief Operating Officer of Business Services Business Unit.

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

        Pursuant to the Articles of Association, the Supervisory Board consists of a minimum of three and a maximum of fifteen members elected by the General Meeting for a term of three years. The Workers' Council nominates one third of the Supervisory Board members. Meetings of the Supervisory Board have a quorum if two-thirds of the elected members are present.

        On December 31, 2008, the members of the Supervisory Board, their principal occupation and the years of their original election were as follows:

Name	Age	Principal Occupation	Member since
Jutta Burke(1)	44	Senior Expert Group Reporting at Group Accounting and Reporting, Deutsche Telekom AG	2007
Attila Csizmadia	59	Ministry of Finance, Chief Counsellor	2003
Dr. Ádám Farkas	41	Consultant, Holborn Ltd.	2005
Dr. János Illéssy	46	Adjunct Associate Professor at the Business School of Central European University	2006
Dr. Sándor Kerekes	60	Deputy Director of Institute of Environmental Sciences Corvinus University Budapest	2006
István Koszorú	58	Chairman of Magyar Telekom's Central Workers' Council	2007
Konrad Kreuzer	60	Chairman of the Board of Directors of E.ON Hungary Zrt.	2006
Dr. László Pap	65	Budapest University of Technology, Professor	1997
Zsoltné Varga	39	Business Process Manager of the Customer Care Directorate at Magyar Telekom	2008
György Varju	62	Chairman of the Magyar Telekom's Workers' Council at Technical Services, member of the Magyar Telekom's Central Workers' Council	2005
Péter Vermes(2)	62	Advisor at the Chief Human Resources Officer's field of Magyar Telekom	1995

(1)
Resigned from her position as of April 2, 2009.

(2)
Resigned from his position as of April 1, 2009.

        On April 25, 2008, Magyar Telekom's Annual General Meeting elected one new member of the Supervisory Board after Gellért Kadlót, who was nominated by the Workers' Council, resigned from his Supervisory Board membership on April 15, 2008 as a result of the termination of his employment with the Company. The newly elected member is Zsoltné Varga who was nominated by the Workers' Council.

        On April 2, 2009, the shareholders elected employee representative Ms. Éva Öz and Mr. Martin Meffert members of the Supervisory Board.

        The new member's mandate—as that of the other Supervisory Board members—lasts until May 31, 2010.

Other Principal Directorships of Members of the Supervisory Board

Name	Position held	Company
Jutta Burke	None
Attila Csizmadia	Member of the Supervisory Board	Postaautó Duna Zrt.
	Member of the Supervisory Board	Puskás Tivadar Közalapítvány
	Chairman of the Supervisory Board	MÁV FKG Felépítménykarbantartó és Gépjavító Kft.
	Member of the Supervisory Board	Távközlési Oktatási Alapítvány
Dr. Ádám Farkas	Member of the Board of Directors	Budapest Airport Ltd.
Dr. János Illéssy	None
Dr. Sándor Kerekes	Chairman of the Advisory Board	Zöld Iránytü Alapítvány
	Member of the Supervisory Board	Tomori Pál Föiskola
	Member of the Advisory Board	Vezetöképzésért Alapítvány
István Koszorú	Member of the Board of Directors	DIMENZIÓ Egészségpénztár
Konrad Kreuzer	Chairman of the Board of Directors	E.ON Slovensko
	Chairman of the Board of Directors	E.ON Hungária Zrt.
	Chairman of the Supervisory Board	E.ON Észak-dunántúli Áramszolgáltató Zrt.
	Chairman of the Supervisory Board	E.ON Dél-dunántúli Áramszolgáltató Zrt.
	Chairman of the Supervisory Board	E.ON Tiszántúli Áramszolgáltató Zrt.
	Chairman of the Supervisory Board	E.ON Közép-dunántúli Gázszolgáltató Zrt.
	Chairman of the Supervisory Board	E.ON Dél-dunántúli Gázszolgáltató Zrt.
	Chairman of the Board of Directors	Zapadoslovenska Energetika
Dr. László Pap	Member of the Supervisory Board	Viking Zrt.
Zsoltné Varga	None
György Varju	None
Péter Vermes	None

Biographies of Members of the Supervisory Board

        Jutta Burke.    Ms. Burke holds an M.A. from Bochum University, Germany. From 1993 to 1997, she worked in the Controlling Department of the European Headquarters of Johnson Controls, Controls Division. Between 1997 and 1999, she worked for GE Fanuc at their European Headquarters in Luxembourg. In 1999, she joined Techem AG, Frankfurt, as Manager Statutory Reporting. She joined Deutsche Telekom AG in 2004 as Senior Expert U.S. GAAP and SEC Compliance, later became Corporate Country Manager responsible for Hungary, Macedonia and Montenegro. Since October 1, 2008, she has been a Senior Expert Group Reporting at Deutsche Telekom's Group Accounting and Reporting.

        Attila Csizmadia.    Mr. Csizmadia holds an engineering degree in telecommunications. From 1968 to 1983, he worked at the Budapest Telephone Directorate as a technician, then held various management positions. In 1983, he became a senior staff member at the General Directorate of Hungarian Post. From 1988 to 1990, he was a senior staff member and Head of Telecommunications Department at the National Planning Office. From 1990, he worked as Head of Department and chief counsellor in the Ministry of Finance. He also took part in work of various inter-departmental committees and consulting bodies dealing with IT and communications issues. He is the Deputy Secretary General of the Scientific Society of Telecommunications.

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

        Dr. János Illéssy.    Dr. Illéssy is an electrical engineer graduated from the Budapest Technical University and acquired MBA and PhD degrees from the University of Pittsburgh. For over one and a half decades, he worked for Pannonplast, a plastics manufacturer company listed on the Budapest Stock Exchange, in various positions as advisor, controller, CFO and CEO. From 2001 to 2003 he was one of the managing directors of the BNP Paribas Hungary. From 2004 until 2007 he was the CFO and member of the Board of Directors of BorsodChem. Until December 2008, he was the Controlling Director of Divinus Investment Fund Manager Ltd. Currently, he is teaching Financial Economics at the Business School of Central European University as an Adjunct Associate Professor.

        Dr. Sándor Kerekes.    Professor Kerekes has an MSc in Chemistry and a PhD in Economics as well as a degree from the advanced Management Program of Harvard Business School. He served as chairman in various boards of directors of mid-sized companies in Hungary for 15 years. Since 1986, he served as the Head of Department and later as the director of Corvinus University and its legal predecessors. Between 1994 and 1997 and between 2002 and 2006 he served as the Dean of Business Administration Faculty of the Corvinus University. He is the Director of the Institute of Environmental Sciences and Vice Rector of Academic Affairs of Corvinus University.

        István Koszorú.    Mr. Koszorú has been working for Magyar Telekom and its legal predecessor in positions of transmission technician, general technician, technical designer and plant manager since 1971. He has also been an elected official of the Workers Council since 1993. Presently, he is Chairman of the Central Workers' Council.

        Konrad Kreuzer.    Mr. Kreuzer is a lawyer with a degree in Business Administration. After serving in various positions at the Universities of Munich and Konstanz and in the Ministry of Domestic Affairs of the State of Bavaria, he joined Bayernwerke utilities as a Head of the Law and Property Department. Since 1997, he has been serving E.ON in Hungary as the Chairman of the Board of Directors. His current responsibilities are Legal Affairs, Gas Business and International Affairs.

        Dr. László Pap.    Dr. Pap graduated from the Budapest Technical University with a degree in telecommunications. He received a Ph.D. in 1980 and Doctor of Sciences (the highest degree awarded by the Hungarian Academy of Sciences) in 1992. He has been a professor in the Electrical Engineering and Informatics Faculty at Budapest Technical University since 1992. From 1992 to 2008 he served as Head of the Telecommunications Department and from 2001 to 2004 as Strategic Vice Rector. He is a full member of the Hungarian Academy of Sciences and has obtained numerous patents for his inventions. He is the Honorary President of the Scientific Society of Telecommunications, a member of the Telecommunications Systems Committee of the Hungarian Academy of Sciences, a member of the editorial board of the periodical World of Nature and Wireless Networks, an expert of the Hungarian Space Research Governmental Committee and the president of the Scientific Committee of Space Research.

        Zsoltné Varga.    Mrs. Varga graduated from the College of Transport and Telecommunications at Györ in 1991. She has been working for Magyar Telekom (and its legal predecessor) since 1991. From 1991 to 1996, she was an engineer in the technical area and from 1997 to 2007 head of a T-Pont shop in the Sales

Directorate. Currently, she works in the Process Evaluating Group of Customer Care. She is member of the Central Workers' Council and of the Board of Deutsche Telekom's European Workers' Council.

        György Varju.    Mr. Varju has been working with Magyar Telekom and its legal predecessor since 1977. Until 1998, he acted as an on-site construction manager. In 1993, he was elected to the Workers' Council, and he is now Chairman of the Workers' Council at Residential Services and a member of the Central Workers' Council. Between 1999 and 2002, he was a member of Magyar Telekom's Supervisory Board as a representative of the employees.

        Péter Vermes.    Mr. Vermes graduated with a degree in telecommunications in 1975 and became a teacher of technical sciences in 1978. Between 1972 and 1986, he worked for the Budapest Regional Directorate and between 1986 and 1995 for the Long-Distance Telecommunications Directorate. He currently works as an advisor to the Chief Human Resources Officer of Magyar Telekom. Between 1993 and 2008, he served as Chairman of our Central Workers' Council. He was elected as the employees' representative on the Supervisory Board in 1995 for the first time.

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

Compensation of Directors and Officers

        For the year ended December 31, 2008, the aggregate compensation of the members of the Board of Directors in their capacity as Board members was HUF 13.1 million.

        For the year ended December 31, 2008, the aggregate compensation of the members of the Supervisory Board in their capacity as Supervisory Board members was HUF 45.8 million.

        For the year ended December 31, 2008, the aggregate compensation of the members of the Management Committee ("MC") was HUF 805.7 million.

        Currently two of the MC members have an employment contract for a fixed duration. Pursuant to Hungarian legislation, if an employment contract is terminated before the end of its term, the average compensation received by the employee prior to such termination is payable for the remaining period up to 12 months. In case an employment contract for an undetermined duration is terminated, the notice period is normally six months, and severance is between 10 and 16 months.

        In addition to the above, the affected persons are bound by the non-compete clause, under which the employee is barred from entering into employment with any Hungarian or international competitor of Magyar Telekom and is required to refrain from provision of direct or indirect services or activities of any kind to such companies for a definite period (not longer than one year) upon termination of his/her employment. Furthermore, such employee is barred from any action aimed to recruit employees of Magyar Telekom for any other company. This limitation entails certain compensation which is proportional with the above obligation. If the employee is in breach of the agreement, he/she will reimburse the net amount of compensation to the employer. In addition, the employee will be liable for a payment of compensation to the employer.

        The MC members from foreign countries may be entitled to housing subsidies.

        In line with the Company's allowance scheme, the company contributes to the personal pension scheme and the personal insurance scheme on behalf of the MC members. In addition, the MC members are entitled to the use of company cars.

Remuneration guidelines

        On December 16, 2008, the Board of Directors prepared the Remuneration guidelines of the Company. These guidelines were opined by the Supervisory Board on March 11, 2009 and were approved by the General Meeting on April 2, 2009.

Board of Directors

  •
  Members of the Board of Directors are compensated by fee;

  •
  The amount of the fee is determined by the General Meeting;

  •
  The amount of the fee is determined taking into account Hungarian benchmark data;

  •
  The fee may be revised upon initiative by the Remuneration Committee;

  •
  Members elected from the management of the strategic investor waive their fees, and the members elected from the Company's management donate their fees to charitable purposes;

  •
  The Board of Directors evaluates its activities along predefined measures (e.g., strategy, business performance, compliance, efficiency, dividend policy, information flow) annually. As part of this evaluation, the Board of Directors also reviews the self evaluation performed by individual Board of Directors members along predefined measures.

Supervisory Board

  •
  Members of the Supervisory Board are compensated by fee;

  •
  The amount of the fee is determined by the General Meeting;

  •
  The amount of the fee is determined taking into account Hungarian market benchmark data;

  •
  The fee may be revised upon initiative by the Remuneration Committee;

  •
  Members elected from the management of the strategic investor waive their fees;

  •
  On the basis of reviewing each tasks defined by its Rules of Procedures, the Supervisory Board evaluates the work done in order to accomplish the specific tasks in course of the given year, and determines which activities need to be improved. As part of this evaluation, the Supervisory Board evaluates the skills and experience of each Supervisory Board member, that are relevant to performing their Supervisory Board tasks.

Audit Committee

  •
  Members of the Audit Committee are compensated by fee;

  •
  The amount of the fee is determined by the General Meeting;

  •
  The amount of the fee is determined taking into account Hungarian market benchmark data;

  •
  The fee may be revised upon the initiative of the Remuneration Committee;

  •
  On the basis of reviewing each task defined by its Rules of Procedures, the Audit Committee evaluates the work done in order to accomplish the specific tasks in course of the given year, and determines which activities need to be improved.

Management Committee

  •
  The Remuneration Committee of the Board of Directors makes recommendations, taking into account Hungarian remuneration benchmark data, as to the size of specific elements in remuneration packages. The decision is made by Magyar Telekom's Board of Directors;

  •
  Remuneration packages are reviewed once a year;

  •
  Remuneration packages consist of the following elements:

  i)
  Basic salary.    Fixed amounts of compensation determined for individuals varying according to the individual's position and performance, paid in equal monthly amounts.

  ii)
  Variable pay.    The annual bonus is defined as a certain percentage of the basic salary payable pro rated to the achievement of the personalized bonus targets defined before the start of the business year, derived from Magyar Telekom Group's strategic targets. For each target, specific ranges from underachievement to overachievement are defined, along with the curve of payment on performance within the range. Annual targets and the evaluation of their achievement are to be approved by the Board of Directors on the basis of the submission by the Remuneration Committee.

  iii)
  Fringe and social benefits.    Fringe benefits (e.g., company car, mobile phone and managerial insurance) are determined taking into account Hungarian benchmark data and the principles of cost efficiency. Fringe and social benefits are granted in compliance with the relevant stipulations of Magyar Telekom's Collective Agreement and policies.

  •
  The performance and potential of individual management members are evaluated annually along predefined measures and procedures.

Board Practices

        Members of the Board of Directors and the Supervisory Board are elected for a term of three years. Current members of the Board of Directors and the Supervisory Board serve until May 31, 2010. Members of the Management Committee are elected for an indefinite period.

        Employment contracts with our management employees contain special provisions providing for entitlements after termination of employment; therefore, the amount of severance is higher than the amount required by the applicable provisions of the Labor Code.

        In compliance with the relevant provisions of the Act IV of 2006 on Business Associations and the Company's Articles of Association, the Annual General Meeting ("AGM") held on April 26, 2007 elected an Audit Committee from the independent members of the Supervisory Board. The members of the Audit Committee of Magyar Telekom are Dr. Ádám Farkas (Chairman), Dr. László Pap, Dr. János Illéssy and Dr. Sándor Kerekes. The mandate of the Audit Committee members—similarly to that of the Board of Directors members and the other Supervisory Board members—lasts until May 31, 2010.

        The Audit Committee acts independently within its scope of authority provided in Act IV of 2006 on Business Associations, Act CXX of 2001 on the Capital Market, our Articles of Association, and in compliance with the rules and regulations of the BSE, the NYSE and the SEC, as well as the provisions and rules of the US Securities Exchange Act of 1934, as amended (the "Exchange Act").

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

        The Audit Committee recommends the appointment of independent auditors to be elected at the AGM and approves the scope of external audit services. The Audit Committee pre-approves all audit and non-audit services to be performed by the external auditor and the related fees, with the exception of fees within the scope of authority of the General Meeting. The Audit Committee also reviews and evaluates our annual financial statements, taking into account results of audits and reviews performed by the independent auditors. The Audit Committee meets at least four times a year.

        The Remuneration Committee makes proposals to the Board of Directors with respect to appointment and dismissal, as well as remuneration of chief officers, including establishment and assessment of bonus targets. Members of the Remuneration Committee are Frank Odzuck and Dr. Ralph Rentschler. The Chairman of the Remuneration Committee was Lothar A. Harings until his resignation as member of the Board of Directors on April 2, 2009. A new chairman is expected to be elected by the Board of Directors on May 25, 2009. The Remuneration Committee meets at least three times a year.

Employees

        We had 10,439 employees as of December 31, 2008. The following table provides information concerning the number of full-time employees, including full-time equivalents, of Magyar Telekom Plc. and its consolidated subsidiaries:

	At December 31,
	2006	2007	2008
Magyar Telekom Plc.	6,980	7,008	6,125
Magyar Telekom Plc. and its consolidated subsidiaries	12,341	11,723	10,439

        The following table provides information on the breakdown of Magyar Telekom's employees by operations. The Hungarian fixed line operations cover the Hungarian operations of our T-Home segment as well as the T-Systems and GHS segments, while the International fixed line operations are fully included in the T-Home segment.

	At December 31,
	2006	2007	2008
Hungarian fixed line operations	6,963	6,773	5,961
International fixed line operations	2,901	2,538	2,145
Hungarian mobile operations	1,880	1,830	1,721
International mobile operations	597	582	612

Total	12,341	11,723	10,439

        Workforce Reduction and Redeployment.    Centralization, technological improvements and attrition have allowed us to reduce the size of our workforce. While overall personnel levels are falling, the number of highly skilled employees is increasing. We plan to further reduce the number of our employees.

        In order to simplify and streamline its organization, Magyar Telekom has already implemented several integration steps. The merger with T-Mobile Hungary in March 2006 and the integration of Emitel and the access business area of T-Online into the parent company from October 2007 enabled the management to eliminate overlaps and simplify the processes and the operational structure of the Group. The decision on the change in the organizational model was a further step to ensure a more customer-focused approach and a lean management structure. With the aim to further improve efficiency and reduce headcount, management started negotiations with the trade unions and reached an agreement in October 2008.

        The trade union agreement also defined the wage increase for the remaining employees at the parent company for 2009, which is 5.6 percent from April 2009. The majority of the headcount reduction was implemented on the last working day of 2008 reducing the closing headcount of the Group in the first quarter of 2009.

        These efficiency improvement measures are necessary steps to mitigate the negative trends in the telecommunications industry being faced by Magyar Telekom. Increasing competition in all segments and a tougher regulatory (roaming regulation and reducing termination fees) and macroeconomic environment will put pressure on our performance in coming years.

        Employee Representation and Labor Relations.    Magyar Telekom Plc. has entered into a collective bargaining agreement with the Hungarian telecommunications trade unions (Távközlési Szakszervezet, "TÁVSZAK" and Magyar Távközlési Ágazati Szakszevezet, "MATÁSZ"). The agreement, which can be terminated by either party with three months' notice, applies to all Magyar Telekom Plc. employees except the CEO, regardless of their union membership status. Wage terms in the agreement must be renegotiated annually. Under the agreement, employees are generally entitled to prior notice before termination. Furthermore, employees are entitled to a specific amount of severance pay, which depends on the tenure of the employee. Employees are also entitled to welfare benefits as discussed below.

        In addition to the collective bargaining agreement, employees of our Hungarian operations are generally covered by the Hungarian Labor Code, Law XXII of 1992, as amended, which imposes various restrictions on the involuntary termination of employment. The Hungarian Labor Code protects employee interests through two different labor organizations: the Trade Union and the Workers' Council.

        The Trade Union, as the official representative of employee interests in negotiations relating the terms of employment, has the right to be informed of all corporate measures that may significantly affect the interests of employees and to commence legal action against us for employment-related conduct that infringes an employment rule. In addition, the Workers' Council directly represents employee interests in dealings with management and decides jointly with management on matters involving employee welfare funds and institutions. The Workers' Council must be informed semi-annually on issues affecting our economic performance and changes in wages, employment conditions and working hours. The Workers' Council must also be consulted on corporate measures affecting employees.

        Under the Act IV of 2006 on Business Associations (the "Companies Act"), employee representatives on the Supervisory Board are nominated by the Workers' Council in cooperation with the Trade Union. The composition of the Supervisory Board is approved by the AGM. At least one third of the members of the Supervisory Board must be employee representatives. On December 31, 2008, four members of the Supervisory Board were employee representatives. These members were István Koszorú, Zsoltné Varga, György Varju and Péter Vermes.

        We believe that our relations with our employees are good. We have not experienced any labor strikes or disruptions since our formation.

        Pensions and Benefit Programs.    We provide employees with discounted telephone services, subsidized meals, interest-free loans to purchase real estate, discount holiday facilities and other fringe benefits. In addition to our statutory contributions to governmental health, retirement and unemployment schemes, we contribute to the employees' voluntary pension fund and supplementary benefits fund, which provide private pension and health insurance benefits supplementing government pension and health benefits. We do not, however, guarantee payment by the benefits fund to its members. At the end of 2008, approximately 84 percent of all employees participated in the pension plan, 82 percent in the self-help plans and 69 percent in the health fund.

Share Ownership of Management

        The following table sets out information relating to holdings of ordinary shares by our directors and executive officers at December 31, 2008:

Name	Position	No. of Shares Owned
Christopher Mattheisen	CEO, Chairman of the Board of Directors	19,041
Thilo Kusch	CFO, Member of the Board of Directors	3,500
Dr. Mihály Gálik	Member of the Board of Directors	1,000
Jutta Burke	Supervisory Board Member	20
Attila Csizmadia	Supervisory Board Member	6,272
Zsoltné Varga	Supervisory Board Member	1
György Varju	Supervisory Board Member	320
Péter Vermes	Supervisory Board Member	22,533
István Maradi	Chief Technology and IT Officer	8,470
György Simó	Chief Operating Officer, Alternative Business and Corporate Development BU	5,000
Éva Somorjai	Chief Human Resources Officer	2,300

Total		68,457

        For information about share options, see Note 24.1 to the consolidated financial statements. For information about Deutsche Telekom stock appreciation rights, Mid-term Incentive Plan ("MTIP") programs and stock option plans, see Note 33.5 to the consolidated financial statements.

ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

        The share capital of Magyar Telekom Plc. is HUF 104,274,561,500, consisting of 1,042,745,615 Series "A" ordinary shares with a nominal value of HUF 100 each at December 31, 2008.

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

        Information concerning our ownership structure as of December 31, 2008 is set out in the following table:

Shareholder	Number of shares	Percentage of share capital
MagyarCom(1)	617,438,581	59.21
Publicly traded(2)	423,803,493	40.65
Treasury stock	1,503,541	0.14

	1,042,745,615	100.00

(1)
MagyarCom is a wholly owned subsidiary of Deutsche Telekom.

(2)
Of our publicly traded shares, JP Morgan Chase Bank, N.A., as Depositary, had 6,511,890 ADRs, evidencing 32,559,450 shares on its accounts as of December 31, 2008, for registered holders, such amount representing 3.12 percent of the total shares outstanding. We do not know whether this percentage may be indicative of the percentage of our ordinary shares held by U.S. persons. Also, members of the Board of Directors, Supervisory Board and the management own a total of 68,457 shares.

        SBC Communications Inc. and Deutsche Telekom jointly managed and operated MagyarCom until SBC's 50 percent ownership in MagyarCom was transferred to Deutsche Telekom in June 2000, i.e. Deutsche Telekom now controls Magyar Telekom indirectly.

        One of the current directors was nominated by the former holder of the Series "B" Share pursuant to the Articles of Association in effect at the day of his election. After deleting the special rights attached to golden share, this director has remained a member of the Board of Directors and is now an independent director. In addition, two of the current directors are independent while seven of the current directors were nominated by MagyarCom. MagyarCom therefore controls Magyar Telekom.

        The Government of Hungary.    The Series "B" shares were transformed into ordinary shares and the special rights of the Hungarian Government attached to it were abolished. The Hungarian Government, acting through the Minister and various regulatory bodies under its supervision, will continue to exercise regulatory control over our telecommunications activities.

Related party transactions

        For a discussion of related party transactions, see Notes 16 and 33 to the consolidated financial statements.

ITEM 8—FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS

        See "Item 17—Financial Statements".

 OTHER FINANCIAL INFORMATION

Legal proceedings

Legal proceedings pending before the competent courts

        There are numerous legal cases for which provisions were recognized, none of which are individually material, therefore not disclosed. Further, the disclosure of any individual legal case could hurt the Group defending its position at various courts.

        The most significant contingent liabilities of Group are described below. No provisions have been recognized for any of these cases as the management estimates that it is unlikely that these claims originating from past events would result in any material economic outflows from the Group.

Compensation for termination of a service contract by T-Mobile Macedonia

        In January 2002, T-Mobile Macedonia signed an agreement with a subcontractor, including a 3-month trial period, for the collection of T-Mobile Macedonia's overdue receivables. After the expiration of the 3-month trial period, T-Mobile Macedonia terminated this contract in April 2002 due to breaches of the contractual obligations by the subcontractor. The subcontractor initiated a lawsuit in April 2003 requesting damage compensation for foregone profit and compensation for services already rendered. Management estimates it unlikely that the subcontractor will win the court case against T-Mobile Macedonia. The potential loss from the claim is approximately HUF 4,200 million. The first instance decision will be made by a primary court of Macedonia, the timing of which is uncertain.

T-Mobile Macedonia's dispute with the AEC on frequency fees

        T-Mobile Macedonia paid the invoices issued by the AEC for the 2004 and 2005 radio frequency fees, however, the AEC issued further invoices for the same periods in May 2007, which T-Mobile Macedonia is disputing as the management believes that there is no valid legal base for invoicing additional fees. The potential exposure is about HUF 770 million, for which no provision has been recognized. The first instance court proceedings are still ongoing.

Makedonski Telekom's dispute on fixed-to-mobile termination fees

        In 2005, Makedonski Telekom changed the retail prices for the traffic from the fixed-to-mobile networks. According to the interconnection agreements with the mobile operators, the change in retail prices automatically decreased the interconnection fees for termination on the mobile networks. In February 2006, one of the Macedonian mobile operators, Cosmofon, submitted to the AEC a request for dispute resolution with reference to the termination prices. The AEC rejected the requests of Cosmofon as "ungrounded". This decision of the AEC was appealed by Cosmofon by filing a lawsuit at the Administrative Court of Macedonia. The potential loss from the claim is approximately HUF 390 million, but the management estimates it unlikely that this will result in any material cash outflows. The final decision will be made by the Administrative Court of Macedonia, the timing of which is uncertain.

T-Mobile Macedonia's base station disputes

        T-Mobile Macedonia does not have building permissions for all of its existing base stations and administrative proceedings have been initiated against T-Mobile Macedonia for the decommissioning of 190 of its mobile towers. T-Mobile Macedonia has appealed against these proceedings. Management believes it is unlikely that T-Mobile Macedonia would have to dismantle these base stations and expects to receive the necessary permissions to retain the towers. Management also expects that T-Mobile Macedonia will not be subject to any material fines. Accordingly, no impairment or provision has been recognized related to these legal disputes.

Routing the incoming international traffic to ported numbers in Macedonia

        On May 18, 2009, Makedonski Telekom received invitation for court hearing regarding the misdemeanor procedure initiated by the AEC against Makedonski Telekom related to routing the incoming international traffic to fixed line numbers originally ported from Makedonski Telekom to a competitor. In February 2009, the AEC passed a decision in which Makedonski Telekom was ordered to forward the incoming international traffic to fixed telephone numbers ported from Makedonski Telekom's network to the competitor's network. In response to AEC's decision Makedonski Telekom immediately started to forward the aforementioned traffic. The AEC may impose a misdemeanor fine on Makedonski Telekom for not porting the aforementioned traffic for a certain period of time, but management believes that it is unlikely that a material amount of fine would be imposed on Makedonski Telekom.

Employee salary dispute in Montenegro

        405 employees initiated a legal proceeding against Crnogorski Telekom and T-Mobile Crna Gora, requesting the payment of compensation for not increasing salaries from 2005 until June 2008. The plaintiffs are referring to the regulation of this matter by the Collective Bargaining Agreement ("CBA"). Management's view is that automatic salary increase is not established in the CBA, therefore management believes that the Group will not be required to pay any compensation. The maximum exposure is approximately HUF 400 million, for which no provision has been recognized.

Investigation into certain consultancy contracts

        As previously disclosed, in the course of conducting their audit of Magyar Telekom's 2005 financial statements, PwC identified two contracts the nature and business purposes of which were not readily apparent to them. In February 2006, the Company's Audit Committee retained White & Case (the "independent investigators"), as its independent legal counsel, to conduct an internal investigation into whether the Company had made payments under those, or other contracts, potentially prohibited by U.S. laws or regulations, including FCPA or internal Company policy. The Company's Audit Committee also informed the DOJ and the SEC and the HSFA of the internal investigation.

        Based on the documentation and other evidence obtained by it, White & Case preliminarily concluded that there was reason to believe four consulting contracts entered into in 2005 were entered into to serve improper objectives, and further found that during 2006 certain employees had destroyed evidence that was relevant to the investigation. White & Case also identified several contracts at our Macedonian subsidiary that could warrant further review. In February 2007, our Board of Directors determined that those contracts should be reviewed and expanded the scope of the internal investigation to cover these additional contracts and any related or similarly questionable contracts or payments. In May 2008, the independent investigators provided us with a "Status Report on the Macedonian Phase of the Independent Investigation." In the Status Report, White & Case stated, among other things, that "there is affirmative evidence of illegitimacy in the formation and/or performance" of six contracts for advisory, marketing, acquisition due-diligence and/or lobbying services in Macedonia, entered into between 2004 and 2006 between us and/or various of our affiliates on the one hand, and a Cyprus-based consulting company and/or its affiliates on the other hand, under which we and/or our affiliates paid a total of over EUR 6.7 million. The internal investigation is continuing into these and other contracts and certain related issues identified by the independent investigators.

        In 2007, the Supreme State Prosecutor of the Republic of Montenegro informed the Board of Directors of Crnogorski Telekom, our Montenegrin subsidiary, of her conclusion that the contracts subject to the internal investigation in Montenegro included no elements of any type of criminal act for which prosecution would be initiated in Montenegro.

        Hungarian authorities also commenced their own investigations into the Company's activities in Montenegro. The Hungarian National Bureau of Investigation has informed us that it closed its investigation of the Montenegrin contracts as of May 20, 2008 without identifying any criminal activity.

        On March 28, 2009, the NBI informed the Company that, based on a report received by it, it had begun a criminal investigation into alleged misappropriation of funds relating to payments made in connection with the Company's ongoing internal investigation into certain contracts entered into by members of the Magyar Telekom group and related matters. The NBI has requested from the Company materials and information relating to such payments. The Company is cooperating with the ongoing NBI investigation.

        United States authorities commenced their own investigations concerning the transactions which are the subject of our internal investigation, to determine whether there have been violations of U.S. law. The Ministry of Interior of the Republic of Macedonia has also issued requests to our Macedonian subsidiaries, requesting information and documents concerning certain of our subsidiaries' procurement and dividend payment activities in that country (together with U.S. investigations, and the ongoing NBI investigation, the "Government investigations"). During 2007, the U.S. authorities expanded the scope of their investigations to include an inquiry into our actions taken in connection with the internal investigation and our public disclosures regarding the internal investigation.

        By letter dated February 27, 2009 addressed to counsel to the Audit Committee, the DOJ requested that the Audit Committee pursue all reasonable avenues of investigation prior to completing and issuing a final report of the internal investigation, including investigation into matters recently identified to counsel for the Audit Committee by the DOJ. The DOJ recognized that a delay in the completion of the report may result from investigation into these matters. The DOJ also requested that the Audit Committee refrain from disseminating any such final report until further notice from the DOJ because of the DOJ's concern that such dissemination could interfere with the DOJ's investigation. The Company, its Board of Directors, and its Audit Committee continue to support the internal investigation and the continuing cooperation with and assistance to the Governmental investigations, as being in the best interests of the Company and its shareholders. In its letter, the DOJ stated that the internal investigation has been of assistance to the DOJ and that such assistance will be taken into account in determining the appropriate disposition of this matter by the DOJ, if any.

        According to an extract of a press conference published on the official web site of the Macedonian Ministry of Interior on December 10, 2008, the Organized Crime Department of the Ministry submitted files to the Basic Public Prosecution Office of Organized Crime and Corruption in Macedonia, with a proposal to bring criminal charges against four individuals, including three former Magyar Telekom Group employees. According to that public information, these individuals are alleged to have committed an act of "abuse of office and authorizations" in their position in Makedonski Telekom by concluding five consultancy contracts with Chaptex Holdings Ltd in the period 2005-2006 for which there was allegedly no intention nor need for any services in return.

        We cannot predict when our internal investigation or the ongoing Government investigations will be concluded, what the final outcome of those investigations may be, or the impact, if any, they may have on our financial statements or results of operations. We cannot predict what impact, if any, these investigations will have on each other. Government authorities could seek criminal or civil sanctions, including monetary penalties, against us or our affiliates, as well as additional changes to our business practices and compliance programs.

        We have taken and are taking steps in light of issues raised by the internal and Government investigations. See "Item 15—Controls and Procedures."

Lawsuit by minority shareholders

        On May 23, 2008, two of our minority shareholders filed suit against Magyar Telekom Plc., requesting that the resolutions passed by our AGM on April 25, 2008, including the resolution on the payment of dividends to our shareholders, be annulled. We believe the suit to be without merit and have been vigorously defending against it. We have paid dividends to our shareholders as approved by our shareholders on April 25, 2008. The Metropolitan Court acting as Court of Registry entered the changes resolved by the AGM into the company register. On May 13, 2009, the first instance Court ruled to annul the resolutions (except for one procedural resolution) passed by the AGM on April 25, 2008. The ruling by the first instance Court is neither final nor, by its terms, immediately enforceable, and we believe it to be unfounded. The Company will appeal against this initial ruling and intends to pursue its appeal vigorously. Nevertheless, an affirmation of the first instance Court's ruling may result in the invalidation of resolutions passed by the AGM on April 25, 2008, which may necessitate the Company taking time-consuming and/or expensive corrective action. Also, we cannot exclude that such an affirmation would have other unforeseen detrimental effects on the Company.

Dividend Policy

        The Board of the Company proposed a HUF 74 per ordinary share dividend distribution which was approved by the Annual General Meeting of the Company on April 2, 2009. Based on the Board proposal the record date for payment of the dividends was April 29, 2009.

        Under Hungarian law, the Company is permitted to pay annual dividends out of profits and profit reserves, determined on the basis of the annual unconsolidated accounts prepared in accordance with Hungarian Accounting Rules, following a declaration by the Annual General Meeting of shareholders. Prior to the approval of the annual unconsolidated accounts, the Company's shareholders at the General Meeting may also declare a dividend advance on the basis of an interim set of financial statements. The General Meeting of shareholders may decide to declare a higher or lower dividend than that recommended by the Board of Directors, provided that shareholders' equity under Hungarian Accounting Rules would still meet the statutory requirements following the dividend payment.

        Our shareholders may also decide not to declare dividends, even if the Board of Directors recommends such a declaration. The Company distributes dividends to holders of shares duly registered in the shareholders' register as the legal owners of shares on the date determined by our shareholders at the AGM to be the dividend record date.

        The determination of whether to pay dividends and the amount of dividends paid depends upon, among other things, the Company's earnings, financial condition and cash requirements, applicable restrictions on the payment of dividends under Hungarian law and any other factors the Board of Directors may consider relevant. As of December 31, 2008, the profit reserves available for distribution were approximately HUF 270,869 million.

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

        In June 1999, ÁPV sold its remaining 5.75 percent stake in Magyar Telekom Plc. through a secondary offering. The total number of shares sold was 60,096,515, out of which MagyarCom sold 581,319 additional shares pursuant to a greenshoe option. The offer price was HUF 1,273 per share and U.S.$ 26.50 per ADS. The ADSs are admitted to trading on the London Stock Exchange's International Order Book.

Trading on the New York Stock Exchange

        The table below sets forth the high and low closing sales prices for the ADSs on the New York Stock Exchange for the periods indicated:

	Price per ADS
	High	Low
	(U.S.$)
2004	24.79	18.70
2005	26.64	19.27
2006	28.03	17.26
2007	29.38	23.59
First Quarter	26.62	23.62
Second Quarter	29.38	24.62
Third Quarter	27.99	23.59
Fourth Quarter	28.78	24.68
2008
First Quarter	27.52	22.35
Second Quarter	28.00	23.09
Third Quarter	27.76	20.71
Fourth Quarter	22.90	11.68
2008
November	16.46	11.68
December	15.03	13.73
2009
January	14.31	12.11
February	13.15	10.78
March	12.00	10.19
April	14.10	11.25

Source: Bloomberg

Trading on the Budapest Stock Exchange

        The table below sets forth the high and low closing sales prices for the shares on the Budapest Stock Exchange for the periods indicated:

	Price per Share
	High	Low
	(HUF)
2004	960	769
2005	1,092	800
2006	1,072	759
2007	1,069	852
First Quarter	1,060	922
Second Quarter	1,069	919
Third Quarter	993	892
Fourth Quarter	992	852
2008
First Quarter	928	797
Second Quarter	880	716
Third Quarter	836	710
Fourth Quarter	797	521
2008
November	664	521
December	583	535
2009
January	588	543
February	598	524
March	560	493
April	598	504

Source: Bloomberg

ITEM 10—ADDITIONAL INFORMATION

Share Capital

        As of December 31, 2008, the share capital of Magyar Telekom Plc. was HUF 104,274,561,500, consisting of 1,042,745,615 Series "A" ordinary shares with a nominal value of HUF 100 each.

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

Memorandum and Articles of Association

        Magyar Telekom Plc. is a limited liability stock corporation, organized under the Companies Act and registered with the Court of Registration in Budapest under the entry number 01-10-041928.

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

  •
  due to losses, the equity of the company has decreased to two-thirds of the share capital;

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

        Typically, the Board of Directors calls General Meetings. To call a General Meeting, the Board of Directors must publish a notice of the meeting and an agenda at least 30 days before the scheduled date of the meeting on the website of the Budapest Stock Exchange and is also published on the website of the Company. The Company must notify in writing each member of the Board of Directors and the Supervisory Board as well as the auditor of the Company that a General Meeting has been called within eight days following publication of such notice.

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

  3.
  amend the rights attached to a series of shares;

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

  9.
  approve the financial statements, the corporate governance and management report and to decide on the utilization of after tax earnings;

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

  20.
  approve payment of interim dividend determined on the basis of interim accounting unless otherwise provided by law;

  21.
  decide on the exclusion of subscription preference right; and

  22.
  evaluate the work of the members of the Board of Directors in the previous business year and decide on granting relief to the members.

The Supervisory Board

        The Supervisory Board oversees the management of the Company. It may request information from executive officers or managerial employees of the Company and may inspect books and documents of the Company. Supervisory Board members shall bear unlimited, joint and several liability for damages caused to the Company due to violation of their supervisory obligations, including any infringement of the obligation relating to the preparation and publication of the annual report prescribed by the Act C of 2000 on Accounting (the "Accounting Act") and the relating business report.

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

The Audit Committee

        The General Meeting elects a three to five member Audit Committee from the independent members of the Supervisory Board for the same duration as the membership of the relevant members in the Supervisory Board. The Audit Committee acts independently within its scope of authority provided in the Companies Act, Act CXX of 2001 on the Capital Market, our Articles of Association, and in compliance with the rules and regulations of the BSE, the NYSE and the SEC, as well as the provisions and rules of Exchange Act. The Audit Committee oversees the work of the Company's independent auditor and the Group Compliance Director, evaluates the operation of the financial reporting system and the efficiency of the internal audit function.

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

        A member of the Board of Directors must act with the due care and diligence that can be generally expected from persons in such a position and—unless otherwise provided in the applicable law—give priority to the interests of the Company. The members of the Board of Directors shall be held liable, in accordance with provisions of general rules of civil law, for damages to the Company caused by any infringement of the law, of any breach of the Articles of Association, the resolution of the General Meeting or their management obligations. If the damage was caused by the resolution of the management as a body, those members are exempted from such liabilities who did not participate in the voting or voted against the resolution in question. The members of the Board of Directors shall bear unlimited, joint and several liability towards the Company for any damage resulting from the incorrectness of the data, rights or facts notified to the court of registry, or from any delay in filing or failure to file the notification, including where the annual report prescribed by the Accounting Act and the relating business report is not drawn up or not published in compliance with the relevant provisions of the Accounting Act.

Capital Increases and Preemptive Rights

        Any increase in the registered capital of the Company is implemented in accordance with a resolution of the General Meeting of shareholders or, based on the General Meeting's authorization, a resolution of the Board of Directors by means of issuance of new shares, either in a public offering or a private placement of shares, by converting the Company's reserves in excess of the registered share capital into authorized share capital or by converting convertible bonds into shares. Where the share capital is increased by way of contribution of cash, first the holders of shares belonging to the same series of issue, and then the holders of convertible bonds and the holders of bonds with subscription rights in tandem shall be granted preferential rights—in this sequence—for the subscription of shares.

        If the Company converts all or a portion of its reserves in excess of its registered capital into registered capital, it must offer the newly issued shares free of charge to existing shareholders in proportion to their shareholdings.

Voting Rights and Voting

        Each ordinary share entitles the holder to one vote. Only shareholders or nominees registered in the shareholders' register six business days prior to a General Meeting may cast a vote. Decisions on the matters listed in clauses 1. to 6. and 11. to 15. above and any decision overriding a resolution of the Board of Directors require a three-quarter majority of votes cast by the shareholders present or represented at the General Meeting. All other matters submitted to the General Meeting require only a simple majority vote.

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

        In 2004, the Budapest Stock Exchange issued its Corporate Governance Recommendations (the "Recommendations") containing suggestions related to corporate governance for companies listed in the Budapest Stock Exchange, taking account of the most commonly used international principles, of experiences gathered in Hungary, and of the characteristics of the Hungarian market. The Recommendations were updated in 2007 and 2008.

        We believe the following to be the significant differences between Hungarian corporate governance practices, as implemented by us and those applicable to U.S. companies under the NYSE listing standards.

The Recommendations set forth mandatory provisions of law

        The Companies Act requires companies listed on the stock exchange to prepare a Corporate Governance and Management Report that describes the actual corporate governance system of the company and contains the Declaration based on the Recommendations. The Recommendations, as expressed by the title, make suggestions regarding recommended applicable corporate governance practices for listed companies on the Budapest Stock Exchange.

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

Magyar Telekom has a two-tier board system

        A Hungarian public stock corporation's shareholders have the power to decide under the Companies Act whether they want to have both a Supervisory Board and a management board named Board of Directors or a unitary board structure. Under the Companies Act, the two boards are separate and no individual may be a member of both boards. Close relatives of a member of the Board of Directors may not be elected as a member of the Supervisory Board or vice versa at the same stock corporation. The members of both boards are appointed and removed by the General Meeting and owe a duty of loyalty and care to the stock corporation.

        The Board of Directors is responsible for managing the company and representing the company in its dealings with third parties. The Board of Directors is also required to ensure appropriate risk management within the corporation and to establish an internal monitoring system.

        Our Board of Directors, however, is not a management body. It does not conduct the daily operations of the Company. It has the authority to deal with all matters not reserved for the General Meeting or other corporate bodies. Among other things, it approves the Company's strategy and business plan, organizational restructuring actions of major impact, as well as the conclusion of major transactions, employs and dismisses the CEO and other Chief Officers, defines their remuneration, sets the targets for top management and evaluates their performance.

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

        The Supervisory Board of Magyar Telekom Plc. is subject to the principle of employee participation. Under the Companies Act, the employees have the right to nominate one-third of the Supervisory Board members.

The committees required by the NYSE Manual are not fully required under the Companies Act

        The Companies Act allows, but does not require committees to be established in business associations. The only exception is that public limited companies have to set up an audit committee consisting of at least three members. The Articles of Association of the Company may assign certain tasks in connection with the work of the Company's auditor and internal financial control system to the audit committee under the Hungarian regulations.

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

        The Board of Directors has established a remuneration committee (the "Remuneration Committee") which performs compensation functions and certain functions of a nomination committee. All its members are elected by the Board of Directors from among its own members. The Remuneration Committee makes proposals to the Board of Directors regarding the nomination of CEO and Chief Officers, their compensation, bonus targets and monitors their performance. The Remuneration Committee is also responsible for the development of nomination standards and initiates the self-evaluation of the members of the Board of Directors.

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

        Shareholder approval in a Hungarian stock corporation is obtained in the General Meeting, which must be held at least once a year. At the General Meeting the shareholders elect their representatives to the Supervisory Board, the Audit Committee and the Board of Directors, approve the corporate governance and management report and the financial reports of the previous business year, resolve the appropriation of distributable balance sheet profit, may give relief from liability to the members of the Board of Directors and approve the rules of procedure of the Supervisory Board. In addition, the corporation's external auditor is appointed by a shareholders' resolution based on a proposal by the Audit Committee pursuant to our amended Articles of Association approved by the AGM on April 25, 2008.

Material contracts

        None.

Exchange Control

        Investment by foreigners in Hungarian securities is regulated by Act XXIV of 1988 on Foreign Investments, as amended (the "Foreign Investment Act"), Act XCIII of 2001 on Elimination of Foreign Exchange Restrictions, as amended (the "Liberalization Act") and Act CXX of 2001 on the Capital Market, as amended (the "Capital Market Act") and implementing decrees. The Foreign Investment Act and the Capital Market Act regulate foreign investment in Hungarian equities. In addition, the Capital Market Act and the Liberalization Act regulate foreign investment in Hungarian debt instruments and flows of cash. The regulations under these acts do not restrict foreigners from investing in registered shares issued by Hungarian companies, nor do they limit the number of shares foreigners may own. In addition, foreigners may establish wholly owned subsidiaries in Hungary to acquire all the shares of a Hungarian company.

        Shares held by foreign investors may be generally sold without restrictions to other foreigners or Hungarian persons. Foreign investors may deposit proceeds from sales to Hungarian persons in a convertible HUF denominated account, the balance of which may be converted into foreign currency and repatriated without restriction, subject to withholding tax rules, or may be paid into a foreign currency account of the foreigner in Hungary or abroad. Similarly, foreign investors may convert dividends paid by Hungarian companies into foreign currency and repatriate the proceeds, subject to withholding tax rules. If a foreign shareholder does not wish to repatriate sale proceeds or dividend payments, it may elect to receive and deposit such payments in Hungarian forints into a convertible HUF denominated account established with any commercial bank in Hungary. Such accounts will accrue interest in Hungarian forints. The balance remains freely convertible into foreign currency and may subsequently be repatriated or reinvested in Hungary.

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

        With regard to Hungarian taxation:

1.
Dividend

        Since the Company's shares are listed on a regulated stock exchange in the EU, in the case of individuals and in the absence of any benefits under the Treaty, dividends from 2008 profits that you receive on the shares will generally be subject to Hungarian withholding tax at a rate of 10 percent. This tax rate is lower than the Treaty rate of 15 percent; therefore, individual U.S. taxpayers generally will not need to rely on the Treaty in respect of such dividends.

        The Company informs its non-individual shareholders domiciled in the EU that the European Court of Justice ("ECJ") established that the dividend withholding tax legislation of a member state cannot differentiate between domestic and EU shareholders of the same type. A law which provides that tax is withheld from dividend payments made to EU shareholders whilst no tax is applicable to dividends paid to domestic shareholders violates the basic freedoms of the EU. The ECJ decision may have an impact on the Hungarian withholding tax legislation effective from Hungary's accession to the EU until December 31, 2005, from which date the withholding tax on non-individual foreign persons has been abolished. During this time period, no tax has to be withheld from dividends paid to Hungarian non-individual shareholders but 20 percent tax was withheld from dividends paid to EU non-individual shareholders. If it is proved that the Hungarian withholding tax regime violated the EU basic freedoms, the Company aims to inform the market on the potential reclaim opportunity in applicable form.

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

  •
  Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual before January 1, 2011, with respect to the shares will be subject to taxation at a maximum rate of 15 percent if the dividends are "qualified dividends." Dividends paid on the shares will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service ("IRS") has approved for the purposes of the qualified dividend rules, and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company ("PFIC"). The income tax treaty between Hungary and the Unites States has been approved for the purposes of the qualified dividend rules. Based on the Company's audited financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2008 taxable year. In addition, based on the Company's audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2009 taxable year.

  •
  Dispositions of shares that you make will generally give rise to capital gain or loss, which will be long-term capital gain or loss, subject to taxation at reduced rates for non-corporate taxpayers, if the shares were held for more than one year.

  •
  Dividends that you receive generally will constitute "passive category income" (or, in the case of certain shareholders, "general category income") for U.S. foreign credit purposes. Hungarian tax withheld from dividends will be treated, up to the 15 percent rate provided under the Treaty, as a foreign income tax that, subject to generally applicable limitations under U.S. tax law, is eligible for credit against your U.S. federal income tax liability or, if you have elected to deduct such taxes, may be deducted in computing taxable income.

  •
  Fluctuations in the U.S. dollar—HUF exchange rate between the date that you receive a dividend and the date that you receive a related refund of Hungarian withholding tax may give rise to foreign currency gain or loss, which is generally treated as ordinary income or loss for U.S. tax purposes.

Documents on Display

        We are subject to the informational requirements of the Exchange Act. In addition, we are required to file annual reports and other information we make public in Hungary or with the Budapest Stock Exchange with the U.S. Securities and Exchange Commission under the Exchange Act. We file our annual reports on or before June 30 each year. We file other information at the time we make it public in Hungary or file it with the Budapest Stock Exchange.

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

PART II

ITEM 13—DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14—MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
USE OF PROCEEDS

        None.

ITEM 15—CONTROLS AND PROCEDURES

  (a)   Investigation

        As previously disclosed, in the course of conducting their audit of Magyar Telekom's 2005 financial statements, PwC identified two contracts the nature and business purposes of which were not readily apparent to them. In February 2006, the Company's Audit Committee retained White & Case (the "independent investigators"), as its independent legal counsel, to conduct an internal investigation into whether the Company had made payments under those, or other contracts, potentially prohibited by U.S. laws or regulations, including the FCPA, or internal Company policy. The Company's Audit Committee also informed the DOJ and the SEC, and the HSFA of the internal investigation.

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

        In May 2008, the independent investigators provided us with a "Status Report on the Macedonian Phase of the Independent Investigation". In the Status Report, the independent investigators stated, among other things, that "there is affirmative evidence of illegitimacy in the formation and/or performance" of six contracts for advisory, marketing, acquisition due-diligence and/or lobbying services in Macedonia, entered into between 2004 and 2006 between us and/or various of our affiliates on the one hand, and a Cyprus-based consulting company and/or its affiliates on the other hand, under which we and/or our affiliates paid a total of over EUR 6.7 million. The internal investigation is continuing into these and other contracts and certain related issues identified by the independent investigators.

        We and the independent investigators are in regular contact with the HFSA, the Hungarian National Bureau of Investigation, the DOJ and the SEC, regarding the internal investigation.

        In 2007, the Supreme State Prosecutor of the Republic of Montenegro informed the Board of Directors of Crnogorski Telekom, our Montenegrin subsidiary, of her conclusion that the contracts subject to the internal investigation in Montenegro included no elements of any type of criminal act for which prosecution would be initiated in Montenegro.

        Hungarian authorities also commenced their own investigations into the Company's activities in Montenegro. The Hungarian National Bureau of Investigation has informed us that it closed its investigation of the Montenegrin contracts as of May 20, 2008 without identifying any criminal activity.

        On March 28, 2009, the NBI informed the Company that, based on a report received by it, it had begun a criminal investigation into alleged misappropriation of funds relating to payments made in connection with the Company's ongoing internal investigation into certain contracts entered into by members of the Magyar Telekom group and related matters. The NBI has requested from the Company materials and information relating to such payments. The Company is cooperating with the ongoing NBI investigation.

        United States authorities commenced their own investigations concerning the transactions which are the subject of our internal investigation, to determine whether there have been violations of U.S. law. The Ministry of Interior of the Republic of Macedonia has also issued requests to our Macedonian subsidiaries, requesting information and documents concerning certain of our subsidiaries' procurement and dividend payment activities in that country (together with U.S. investigations, and the ongoing NBI investigation, the "Government investigations"). During 2007, the U.S. authorities expanded the scope of their investigations to include an inquiry into our actions taken in connection with the internal investigation and our public disclosures regarding the internal investigation.

        By letter dated February 27, 2009 addressed to counsel to the Audit Committee, the DOJ requested that the Audit Committee pursue all reasonable avenues of investigation prior to completing and issuing a final report of the internal investigation, including investigation into matters recently identified to counsel for the Audit Committee by the DOJ. The DOJ recognized that a delay in the completion of the report may result from investigation into these matters. The DOJ also requested that the Audit Committee refrain from disseminating any such final report until further notice from the DOJ because of the DOJ's concern that such dissemination could interfere with the DOJ's investigation. The Company, its Board of Directors, and its Audit Committee continue to support the internal investigation and the continuing cooperation with and assistance to the Governmental investigations, as being in the best interests of the Company and its shareholders. In its letter, the DOJ stated that the internal investigation has been of assistance to the DOJ and that such assistance will be taken into account in determining the appropriate disposition of this matter by the DOJ, if any.

        According to an extract of a press conference published on the official web site of the Macedonian Ministry of Interior on December 10, 2008, the Organized Crime Department of the Ministry submitted files to the Basic Public Prosecution Office of Organized Crime and Corruption in Macedonia, with a proposal to bring criminal charges against four individuals, including three former Magyar Telekom Group employees. According to that public information, these individuals are alleged to have committed an act of "abuse of office and authorizations" in their position in Makedonski Telekom by concluding five consultancy contracts with Chaptex Holdings Ltd in the period 2005-2006 for which there was allegedly no intention nor need for any services in return.

        We are committed to cooperating with these ongoing investigations by responding to requests for documents and information from these authorities to the fullest extent allowed under applicable law.

        We cannot predict when our internal investigation or the ongoing Government investigations will be concluded, what the final outcome of those investigations may be, or the impact, if any, they may have on our financial statements or results of operations. We cannot predict what impact, if any, these investigations will have on each other. The government authorities could seek criminal or civil sanctions, including monetary penalties, against us or our affiliates, as well as additional changes to our business practices and compliance programs.

        As a consequence of the internal investigation, we have suspended a number of employees, including senior officers of the Company and of certain subsidiaries, respectively, whose employment has since been terminated. The Crnogorski Telekom Board of Directors has also been replaced as a result of the internal investigation.

Material Weakness Identified as of December 31, 2007

        As previously reported, the ongoing investigations revealed certain weaknesses in the design and operation of our internal controls and procedures as of December 31, 2007. Our management concluded that, as of December 31, 2007, we had a material weakness in internal controls over financial reporting: management failed to consistently maintain an effective control environment. We believe that certain failures to communicate by certain senior managers did not demonstrate the appropriate level of control consciousness and, therefore, did not demonstrate a positive tone at the top of the organization. The control environment, as part of the internal control framework, sets the tone of an organization, influencing the control consciousness of its people and providing discipline and structure. We believe that certain failures to communicate by certain senior managers during 2007 did not demonstrate the appropriate level of control consciousness and, therefore, did not demonstrate a positive tone at the top of the organization. In order to demonstrate an effective control environment, it is important that management demonstrates the existence of certain factors or elements (policies, procedures, characteristics, attributes, etc.) that support a commitment by management to high ethical standards. The Company received a letter from the US Department of Justice dated March 13, 2008, which addressed the co-operation of certain members of the current management team with an ongoing investigation into potentially improper contracts, referring to the communication failures referenced above. Based on the information included in the letter from the US Department of Justice and the ongoing investigation into potentially improper contracts, we concluded that as of December 31, 2007, management failed to consistently demonstrate the appropriate tone at the top of the organization.

        We have approved and have implemented certain remedial measures designed to remedy those weaknesses and to ensure compliance with Hungarian and U.S. legal requirements and NYSE listing requirements, as described below. Some of these measures were initially taken or only fully implemented prior to or during the period covered by this report. In light of the remedial steps initiated and implemented as described below, we have concluded that as of December 31, 2008, management has remedied the material weakness regarding the tone at the top (as described in section (c)).

Remediation Actions

        During the years 2007, 2008 and 2009, senior management has taken various steps to specifically enhance the Company's internal control environment, including improving the tone at the top of the organization.

        Our management is committed to high ethical standards, transparency, responsibility, financial reporting integrity and no tolerance for illegal behavior. This commitment has been, and will continue to be, actively communicated to all Magyar Telekom employees. The CEO, CFO and members of senior management have repeatedly reinforced the importance of compliance and internal controls throughout the organization, via in-person meetings, and numerous video and electronic messages concerning the Code of Business Conduct and Ethics, the importance of the compliance related in-person and web based trainings. To support the compliance awareness, intranet and internet web pages have been launched in 2008. Meetings with the participation of all members of senior management (beyond the mandatory compliance trainings) took place, about tone at the top, with special regard to its relationship with internal controls and external reporting, also emphasizing the importance of proper handling of comments and complaints.

        The position of Magyar Telekom Group Compliance Director has been created, reporting directly to the Audit Committee and with direct access to the Supervisory Board, Board of Directors, the Company Chief Executive Officer, the Company Chief Financial Officer, and other members of senior management. We note that, as required by Hungarian labor law, the employer's rights vis-à-vis the Group Compliance Director are exercised by a representative of the Company (the CFO). The most significant of the employer's rights, including any substantial amendment to the Compliance Director's employment contract, shall be exercised in consultation with the Audit Committee. In 2007 we created a Compliance department with Group-wide responsibilities, and nominated Compliance managers in subsidiaries who report to the Group Compliance Director regarding compliance related matters. The compliance manager position is a full-time responsibility in case of large subsidiaries. We have also established a Group Compliance Committee, with the role to support the Group Compliance Director to operate an effective compliance program. The Group Compliance Committee consists of senior managers from Human Resources, Security, Internal Audit and Legal areas, chaired by the Group Compliance Director.

        In conjunction with the Group Compliance Director position, we have reviewed, with the assistance of U.S. counsel, our compliance and corporate governance policies and have established a comprehensive compliance-training program, with a focus on our code of conduct and financial code of ethics for financial officers, insider trading policy, document retention policy, and compliance with U.S. securities laws and the U.S. Foreign Corrupt Practices Act. Our Board has approved and implemented a Magyar Telekom Group Corporate Compliance Program Manual, a Group Financial Code of Ethics to Treasury and Financial Managers applicable as a Code of Ethics for Senior Financial Officers (see Exhibit 11.2 to this Form 20-F), a Group Code of Business Conduct and Ethics, a Group Anti Fraud Policy, a Group Document Management Directive, a Group Directive on Compliance with Anti-Corruption Laws and the U.S. Foreign Corrupt Practices Act, a Group Insider Trading Directive, a Group Procurement Directive, a Group Directive on Compliance with U.S. Sanctions and Export Control Laws, a Group Mergers and Acquisitions ("M&A") Policy, a Group Directive on the utilization of consultancy arrangement and related fees and a new Disclosure Committee Charter. These policies have been further improved in 2008 based on the experience from the implementation and comments from our Audit Committee and its independent legal counsel.

        We have revised our internal controls relating to procurement, including centralized access to data from all SAP systems of subsidiaries and a requirement that all contract approvals pass through uniform rules and procedures.

        We have revised our M&A process, including dividing accountability for M&A between the Strategy Group, which remains responsible for business development, and the area of the Chief Financial Officer, which is responsible for execution of M&A transactions. All M&A activity requires Board approval and will be reported to the Audit Committee on a semi-annual basis.

        We are reviewing, and modifying where necessary, all other significant procurement, compliance, governance, mergers and acquisitions, and disclosure-related Group directives.

        We have completed a significant compliance and governance assessment of our Hungarian and non-Hungarian subsidiaries in 2007. This assessment included a review of all significant governance and compliance-related policies and the implementation of the new and revised Group-level policies and directives.

        We have enhanced the Ethicsline, a facility either online or by telephone, to centrally receive anonymous compliance related complaints from employees within Magyar Telekom Group or any non-Magyar Telekom individual or third party. Received complaints are managed by the Group Compliance Director, who tracks and manages the follow-up actions, including potential disciplinary actions. We have taken, and will continue to take, appropriate disciplinary actions with respect to employees in cases of misconduct, including terminations, formal and informal warnings and imposition of financial penalties in the form of compensations adjustments.

        The Compliance department also operates a Consultation Desk to support employees in case of any compliance related concerns or questions.

        Effective from 2008, we have established a process for a periodic compliance risk assessment, coordinated by the Compliance department. The results of the compliance risk assessment and necessary measures are presented periodically to the Board of Directors and the Audit Committee.

        We have developed and implemented a comprehensive compliance training program, which covers all aspects of our compliance regime and is effected through a combination of in-person, Web-based and other forms of training depending on the category of employee and the compliance topic. In-person training has been carried out for the members of our top management, including Hungarian and international subsidiaries, as well as members of our Board of Directors, Supervisory Board and Audit Committee. Training has been extended to all employees throughout the Magyar Telekom Group communicating our expectation regarding the highest standards of ethical business conduct and to a targeted group of employees addressing anti-bribery and corruption topics via our web-based learning tool launched in 2008.

        A key aspect to the Corporate Compliance Program is periodic monitoring and auditing of employee compliance with policies and procedures to assess whether elements of the Corporate Compliance Program have been satisfied. This task is carried out by the Group Compliance Director. The monitoring and auditing plan is reasonably designed to detect violations conducted by the Group's employees, directors and officers and others acting on behalf of the Magyar Telekom Group. The monitoring and auditing plan will also maintain and enhance the effectiveness of internal controls by assessing changes to laws, regulations, or business activities affecting the Group. The audit and monitoring plan consists of regular audits of the Corporate Compliance Program itself, including, where appropriate, the retention of outside counsel and independent auditors to conduct spot audits and investigations; additional auditing based on a yearly plan developed at the beginning of the year of operations in high-risk areas and business relationships, including auditing of books and records, and interviews with employees and third-parties; periodic review of third-party relationships based on the yearly completed risk assessment, including reliance on due diligence procedures to ensure that business is conducted with "reputable and qualified agents, consultants, and other representatives for purposes of business development" and the recording of such undertakings in the Group's files; certifications of Code of Conduct by defined persons and Anti-corruption Group Directive by concerned employees, directors and officers.

        In light of the remedial steps initiated and implemented as described above, we have concluded that as of December 31, 2008, management has remedied the material weakness regarding the tone at the top. Our Board may make further decisions or recommendations relating to enhancing the Company's internal control over financial reporting based on conclusions of the pending independent internal investigation and in connection with, or as a result of, the pending governmental investigations.

  (b)   Disclosure Controls and Procedures

        As of December 31, 2008 (the "Evaluation Date"), our Board of Directors, including our CEO and CFO, carried out an evaluation of the effectiveness of our "disclosure controls and procedures" (as defined in Rules 13(a)-15(e) and 15(d)-15(e) under the Exchange Act). Based on that evaluation, these officers have concluded that as of the Evaluation Date, our disclosure controls and procedures were effective and designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

  (c)   Management's Annual Report on Internal Control over Financial Reporting

        As required by section 404 of the Sarbanes-Oxley Act of 2002, our management is responsible for establishing and maintaining adequate "internal control over financial reporting" (as defined in Rule 13(a)-15(f) under the Exchange Act). Our system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with IFRS as issued by the International Standards Board (IASB).

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        Our Board of Directors, including our CEO and CFO, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. The Board of Directors' assessment was based on the framework and criteria established in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on the assessment under these criteria, our Board of Directors, including our CEO and CFO, has concluded that, as of December 31, 2008, the Company's internal control over financial reporting was effective.

        The Company's internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers Könyvvizsgáló és Gazdasági Tanácsadó Kft., an independent registered public accounting firm as stated in their report which appears herein. See page F-2, Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of Magyar Telekom Plc.

  (d)   Changes in Internal Control Over Financial Reporting

        Except as described above in (a), there were no changes in our internal control over financial reporting during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A—AUDIT COMMITTEE FINANCIAL EXPERT

        The Audit Committee has determined that Dr. Ádám Farkas is an "audit committee financial expert" as defined by Item 401 (h) of Regulation S-K of the Exchange Act, as amended. Dr. Farkas is also "independent," as that term is defined in Rule 10A-3 under the Exchange Act.

        For the biography of Mr. Farkas, see "Item 6—Directors, Senior Management and Employees".

ITEM 16B—CODE OF ETHICS

        We have adopted a code of conduct as defined in Item 16B of Form 20-F under the Exchange Act. Our code of conduct applies to each and every employee, officer, directors and others acting on behalf of the Company. Our code of conduct is filed as Exhibit 11.1. to this Form 20-F. If we amend the provisions of our code of conduct that apply to each and every employee, officer, directors and others acting on behalf of the Company or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at http://www.magyartelekom.hu.

        On January 8, 2007, we adopted a financial code of ethics for financial officers, which was revised on September 1, 2008. Our Financial Code of Ethics for Treasury and Financial Managers is filed as Exhibit 11.2. to this Form 20-F.

 Other Corporate Governance Practices

        We adopted procedures for the treatment of complaints relating to auditing and accounting matters. We have posted a description of our procedures on our investor relations page on our website at http://www.magyartelekom.hu.

ITEM 16C—PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

        The following table sets forth the fees (including expenses) of our independent auditors, PwC, related to 2007 and 2008:

	For the year ended December 31,
	2007	2008
	(in HUF millions)
Audit Fees	765	500
Audit-Related Fees	176	108
Tax Fees	12	0
All Other Fees	0	0

Total	953	608

        Audit fees in the above table are the aggregate fees of PwC in connection with the audit of our annual financial statements, review of quarterly reports and services performed in relation to legal obligations and submissions required by regulatory provisions.

        Audit-related fees in the above table are the aggregate fees of PwC for services which are normally performed by the external auditor in connection with the auditing of the annual financial statements, e.g., advice on issues of accounting and reporting which were not classified as audit services and support for the interpretation of new accounting and reporting standards. Audit-related fees in 2008 include HUF 108 million relating to the ongoing investigation.

        Tax fees in the above table are fees of PwC for services relating to issues of domestic and international taxation (adherence to tax law, tax planning and tax consulting) in 2007. Furthermore, services were commissioned for the assistance with tax audits and appeals, evaluations for taxation purposes, as well as assistance in the interpretation of tax law. There were no tax fees in 2008.

        There were no other fees incurred in 2007 and 2008.

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

        See Exhibit 15.1. for "Rules of Procedure of Magyar Telekom Plc.'s Audit Committee" and Exhibit 15.2. for "Pre-approval Policy of Magyar Telekom Plc.'s Audit Committee".

 ITEM 16D—EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E—PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND
AFFILIATED PURCHASERS

        Not applicable.

ITEM 16F—CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        Not applicable.

ITEM 16G—CORPORATE GOVERNANCE

        See "Item 10—Significant Differences in Corporate Governance Practices for Purposes of Section 303A.11 of the New York Stock Exchange Listed Company Manual ("NYSE Manual")."

PART III

ITEM 17—FINANCIAL STATEMENTS

        See pages F-1 through F-105 incorporated herein by reference.

ITEM 18—FINANCIAL STATEMENTS

        Not applicable.

ITEM 19—EXHIBITS

1.1.	Articles of Association of Magyar Telekom.
2.1.
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
4.3.
Contract for the revision and termination of the Nationwide Concession Contract concluded on December 22, 1993 and the Concession Contract concluded on May 25, 1994 and for the provision of universal telecommunications services, dated January 28, 2002, by and among the Minister and Matáv (incorporated herein by reference to Exhibit 4.3.2. of Magyar Telekom's 2001 Form 20-F dated May 9, 2002).
4.4.
Shareholders' Agreement, dated September 26, 1997, by and among Matáv, MagyarCom and the Minister (incorporated herein by reference to Exhibit 10.5. of Magyar Telekom's Form F-1 dated November 13, 1997).
4.5.
Amended and Restated Framework Services Agreement, dated January 1, 2000, by and among Matáv, Deutsche Telekom AG, Ameritech International Inc. and MagyarCom Services Kft. (incorporated herein by reference to Exhibit 4.5. of Magyar Telekom's 2000 Form 20-F dated May 9, 2001).
4.6.
Shareholders Agreement between the Republic of Macedonia and Matáv in relation to Makedonski Telekomunikacii, dated January 15, 2001 (incorporated herein by reference to Exhibit 4.6.5. of Magyar Telekom's 2000 Form 20-F dated May 9, 2001).
4.7.	Strategic Cooperation Agreement between Deutsche Telekom AG and Magyar Telekom Rt, dated December 12, 2005.
4.8.	Framework Cooperation and Service Agreement between T-Mobile International AG and Magyar Telekom Távközlési Nyilvánosan Müködö Részvénytársaság, dated May 27, 2008.
4.9.
Share Sale-Purchase Agreement in respect of Certain Shares of Telekom Crne Gore AD between the Government of the Republic of Montenegro, the Employment Bureau of Montenegro and Matáv, dated March 15, 2005 (incorporated herein by reference to Exhibit 4.32. of Magyar Telekom's 2004 Form 20-F dated May 11, 2005).

4.10.	Loan Agreement for the purpose of Financing the Acquisition of Telekom Montenegro, dated March 18, 2005 between Deutsche Telekom International Finance B.V. and Matáv (incorporated herein by reference to Exhibit 4.33. of Magyar Telekom's 2004 Form 20-F dated May 11, 2005).
8.1.	See "Significant Subsidiaries" in "Item 4—Information on the Company" for significant subsidiaries as of December 31, 2008.
11.1.	Deutsche Telekom Group and Magyar Telekom Group's Code of Conduct.
11.2.	Magyar Telekom Group's Financial Code of Ethics for Treasury and Financial Managers.
12.1.	Certification of the CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2.	Certification of the CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1.	Certification of the CEO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2.	Certification of the CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1.	Rules of Procedure of Magyar Telekom Plc.'s Audit Committee (incorporated herein by reference to Exhibit 14.2. of Magyar Telekom's 2007 Form 20-F dated June 17, 2008).
15.2.	Pre-approval Policy of Magyar Telekom Plc.'s Audit Committee (incorporated herein by reference to Exhibit 14.3. of Magyar Telekom's 2007 Form 20-F dated June 17, 2008).

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 21, 2009

MAGYAR TELEKOM PLC.
By:	/s/ CHRISTOPHER MATTHEISEN
Name:	Christopher Mattheisen
Title:	Chairman and Chief Executive Officer

By:	/s/ THILO KUSCH
Name:	Thilo Kusch
Title:	Chief Financial Officer

MAGYAR TELEKOM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF MAGYAR TELEKOM NYRT.

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Magyar Telekom and its subsidiaries at December 31, 2008 and December 31, 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management's Annual Report on Internal Control over Financial Reporting appearing in Item 15c of the 2008 Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers Könyvvizsgáló és Gazdasági Tanácsadó Kft.
Budapest, Hungary
May 21, 2009

MAGYAR TELEKOM

CONSOLIDATED BALANCE SHEETS

		At December 31,
		HUF		USD
	Notes	2007	2008	2008 (unaudited— Note 2.1)
		(in HUF millions)		(million USD)
ASSETS
Current assets
Cash and cash equivalents	6	47,666	66,680	355
Trade and other receivables	7	103,576	101,895	542
Other current financial assets	8.1	63,431	68,498	365
Current income tax receivable	9.2	1,857	2,676	14
Inventories	10	10,652	13,291	71
Non current assets held for sale	11	4,393	1,775	9

Total current assets		231,575	254,815	1,356
Non current assets
Property, plant and equipment—net	12	534,731	543,689	2,894
Intangible assets—net	13	337,227	337,692	1,797
Investments in associates and joint ventures	14	4,936	4,136	22
Deferred tax assets	9.4	1,286	1,590	8
Other non current financial assets	8.2	24,977	26,094	139
Other non current assets	15	846	840	4

Total non current assets		904,003	914,041	4,864
Total assets		1,135,578	1,168,856	6,220

LIABILITIES
Current liabilities
Financial liabilities to related parties	16	25,210	96,331	513
Other financial liabilities	17	44,666	36,623	195
Trade payables	18	86,046	92,340	490
Current income tax payable	9.2	2,365	1,697	9
Provisions	19	20,811	17,235	92
Other current liabilities	20	43,920	37,210	198

Total current liabilities		223,018	281,436	1,497
Non current liabilities
Financial liabilities to related parties	16	254,432	243,097	1,294
Other financial liabilities	17	55,038	22,910	122
Deferred tax liabilities	9.4	2,714	11,071	59
Provisions	19	12,886	9,417	50
Other non current liabilities	21	5,797	583	3

Total non current liabilities		330,867	287,078	1,528
Total liabilities		553,885	568,514	3,025
EQUITY
Shareholders' equity
Common stock		104,275	104,275	555
Additional paid in capital		27,379	27,379	146
Treasury stock		(1,179)	(1,179)	(6)
Cumulative translation adjustment		(688)	5,797	31
Revaluation reserve for available for sale financial assets—net of tax		118	(59)	—
Reserve for equity settled share based transactions		49	49	—
Retained earnings		385,044	401,001	2,133

Total shareholders' equity		514,998	537,263	2,859
Minority interests		66,695	63,079	336

Total equity		581,693	600,342	3,195
Total liabilities and equity		1,135,578	1,168,856	6,220

        These consolidated financial statements were approved and signed by the CEO and CFO of the Company on May 21, 2009.

Christopher Mattheisen	Thilo Kusch
Chairman and Chief Executive Officer	Chief Financial Officer

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TELEKOM
CONSOLIDATED INCOME STATEMENTS

		For the year ended December 31,
		HUF			USD
	Notes	2006	2007	2008	2008 (unaudited— Note 2.1)
		(in HUF millions, except per share amounts)			(million USD)
Revenue	22	671,196	676,661	673,056	3,582
Expenses directly related to revenues	23	(182,073)	(177,265)	(167,558)	(892)
Employee related expenses	24	(95,253)	(120,176)	(100,320)	(534)
Depreciation and amortization		(122,249)	(115,595)	(106,120)	(565)
Other operating expenses	25	(138,805)	(139,314)	(141,049)	(750)

Operating expenses		(538,380)	(552,350)	(515,047)	(2,741)
Other operating income	26	3,575	4,001	4,249	22

Operating profit		136,391	128,312	162,258	863
Finance expenses	27	(30,102)	(35,186)	(37,199)	(198)
Finance income	28	4,692	5,217	6,891	37
Share of associates' and joint ventures' profits	14	703	934	1,341	7

Profit before income tax		111,684	99,277	133,291	709
Income tax expense	9.1	(24,220)	(26,221)	(27,698)	(147)

Profit for the year		87,464	73,056	105,593	562

Attributable to:
Equity holders of the Company (Net income)		75,453	60,155	93,008	495
Minority interests		12,011	12,901	12,585	67

		87,464	73,056	105,593	562

Earnings per share (EPS) information:
Profit attributable to the equity holders of the Company		75,453	60,155	93,008	495
Weighted average number of common stock outstanding (thousands) used for basic EPS		1,040,321	1,041,070	1,041,242	1,041,242
Average number of dilutive share options (thousands)		290	—	—	—

Weighted average number of common stock outstanding (thousands) used for diluted EPS		1,040,611	1,041,070	1,041,242	1,041,242
Basic earnings per share (HUF and USD)		72.53	57.78	89.32	0.48
Diluted earnings per share (HUF and USD)		72.51	57.78	89.32	0.48

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TELEKOM

CONSOLIDATED CASHFLOW STATEMENTS

		For the year ended December 31,
		HUF			USD
	Notes	2006	2007	2008	2008 (unaudited— Note 2.1)
		(in HUF millions)			(million USD)
Cashflows from operating activities
Profit for the year		87,464	73,056	105,593	562
Depreciation and amortization		122,249	115,595	106,120	565
Income tax expense		24,220	26,221	27,698	147
Finance expenses		30,102	35,186	37,199	198
Finance income		(4,692)	(5,217)	(6,891)	(37)
Share of associates' and joint ventures' profits		(703)	(934)	(1,341)	(7)
Change in assets carried as working capital		(2,245)	6,897	1,481	8
Change in liabilities carried as working capital		8,913	25,592	(8,379)	(44)
Income tax paid		(19,388)	(12,343)	(20,768)	(111)
Dividend received		157	72	127	1
Interest and other financial charges paid		(33,480)	(32,528)	(34,119)	(182)
Interest received		2,002	5,742	7,923	42
Other cashflows from operations		(6,797)	(5,999)	(4,354)	(23)

Net cash generated from operating activities		207,802	231,340	210,289	1,119
Cashflows from investing activities
Purchase of property plant and equipment (PPE) and intangible assets	29	(96,790)	(103,097)	(116,039)	(618)
Purchase of subsidiaries and business units	30	(35,327)	(710)	(762)	(4)
Cash acquired through business combinations		379	485	—	—
Cash spun-off through demerger		—	(1,173)	—	—
Payments for other financial assets—net		(13,495)	(39,491)	(4,075)	(22)
Proceeds from disposal of subsidiaries	5.5	115	—	1,233	7
Proceeds from disposal of PPE and intangible assets		6,798	9,105	6,194	33

Net cash used in investing activities		(138,320)	(134,881)	(113,449)	(604)
Cashflows from financing activities
Dividends paid to shareholders and minority interest		(77)	(162,558)	(95,343)	(507)
Proceeds from loans and other borrowings		183,051	283,184	143,014	761
Repayment of loans and other borrowings		(218,619)	(230,238)	(126,901)	(675)
Proceeds from sale of treasury stock		491	391	—	—

Net cash used in financing activities		(35,154)	(109,221)	(79,230)	(421)
Exchange gains on cash and cash equivalents		1,569	221	1,404	7
Change in cash and cash equivalents		35,897	(12,541)	19,014	101
Cash and cash equivalents, beginning of year		24,310	60,207	47,666	254

Cash and cash equivalents, end of year	6	60,207	47,666	66,680	355

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TELEKOM
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Shares of common stock (a)	Common stock (a)	Additional paid in capital (b)	Treasury stock (c)	Cumulative translation adjustment (d)	Revaluation reserve for AFS financial assets —net of tax (e)	Reserve for equity settled share based transactions (f)	Retained earnings (g)	Share- holders' equity	Minority interests (h)	Equity
Balance at December 31, 2005	1,042,811,600	104,281	27,382	(1,926)	(420)	149	119	397,982	527,567	70,127	597,694

Reduction in capital as a result of merger with T-Mobile HU (m)	(43,385)	(4)	(2)					(12)	(18)		(18)
Dividend (i)								(76,122)	(76,122)		(76,122)
Dividend declared to minority interests (j)									—	(43)	(43)
Sale of Cardnet (n)									—	(71)	(71)
MKT's purchase of its own shares (o)									—	(14,856)	(14,856)
Result of TSH's sale of a business unit (k)								205	205		205
Share based payments (Note 24.1)							36		36		36
Share options exercised by CEO (p)							(106)	(282)	(388)		(388)
Share options exercised by managers (l)				422				87	509		509
Change in reserve for AFS financial assets (e)						(149)			(149)	(45)	(194)
Cumulative Translation Adjustment					(1,054)				(1,054)	5	(1,049)
Profit for the year								75,453	75,453	12,011	87,464

Balance at December 31, 2006	1,042,768,215	104,277	27,380	(1,504)	(1,474)	—	49	397,311	526,039	67,128	593,167

Dividend (i)								(72,729)	(72,729)		(72,729)
Dividend declared to minority interests (j)										(13,729)	(13,729)
Elimination of the "B" share (a)	100
Share options exercised by managers (l)				325				66	391		391
Excess related to the acquisition of TSH (q)								3	3	1,540	1,543
TSH demerger (r)								243	243	(1,312)	(1,069)
Reduction in capital as a result of merger with T-Online and Emitel (s)	(22,700)	(2)	(1)					(5)	(8)		(8)
Change in reserve for AFS financial assets (e)						118			118	92	210
Cumulative Translation Adjustment					786				786	75	861
Profit for the year								60,155	60,155	12,901	73,056

Balance at December 31, 2007	1,042,745,615	104,275	27,379	(1,179)	(688)	118	49	385,044	514,998	66,695	581,693

Balance at January 1, 2008	1,042,745,615	104,275	27,379	(1,179)	(688)	118	49	385,044	514,998	66,695	581,693

Dividend (i)								(77,051)	(77,051)		(77,051)
Dividend declared to minority interests (j)									—	(18,431)	(18,431)
Change in reserve for AFS financial assets (e)						(177)			(177)	(136)	(313)
Cumulative Translation Adjustment					6,485				6,485	2,366	8,851
Profit for the year								93,008	93,008	12,585	105,593

Balance at December 31, 2008	1,042,745,615	104,275	27,379	(1,179)	5,797	(59)	49	401,001	537,263	63,079	600,342

Of which treasury stock	(1,503,541)

Shares of common stock outstanding at December 31, 2008	1,041,242,074

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TELEKOM

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (notes)

(a)
The total amount of issued shares of common stock of 1,042,745,615 (each with a nominal value of HUF 100) is fully paid as at December 31, 2008. Total shareholders' equity included one Series "B" preference share at the nominal value of HUF 10,000 until September 30, 2007. This Series "B" share was held by the Ministry of Economics and Transport, and bestowed certain rights on its owner, including access to information, and the appointment of a Director. This share could only be held by the Government or its nominee. In order to comply with EU regulations, a new Hungarian regulation in 2007 required the Company to eliminate the "B" share and the special rights attached to it, consequently, the "B" share was transformed into 100 ordinary shares. The number of authorized ordinary shares on December 31, 2008 is 1,042,745,615.

(b)
Additional paid in capital represents the amount above the nominal value of the shares that was received by the Company during capital increases.

(c)
Treasury stock represents the cost of the Company's own shares repurchased. Of the Treasury shares as at December 31, 2008, 103,530 can be used by the ex-CEO for his share options still outstanding (Note 24.1.2).

(d)
Cumulative translation adjustment represents the foreign exchange differences arising on the consolidation of foreign subsidiaries.

(e)
Revaluation reserve for available for sale financial assets includes the unrealized gains and losses net of tax on available for sale financial assets. Any realized gains or losses are taken out of this reserve and recognized in the income statement.

(f)
Reserve for equity settled share based transactions includes the compensation expenses accrued in equity related to share settled compensation programs. When equity instruments are issued or treasury shares are utilized as part of the program, the accumulated balance related to the particular program and employees is utilized, and is taken out of the reserve (Note 24.1).

(g)
Retained earnings include the accumulated and undistributed net income of the Group. The distributable reserves of the Company under Hungarian law at December 31, 2008 amounted to approximately HUF 270,869 million (HUF 248,000 million at December 31, 2007).

(h)
Minority interests represent the minority shareholders' share of the net assets of subsidiaries, in which the Group has less than 100% ownership.

(i)
In 2008 Magyar Telekom Plc. declared HUF 74 dividend per share (HUF 70 in 2007, HUF 73 in 2006).

(j)
The amount of dividend declared in 2006 to minorities includes the amount declared to the minority owners of smaller subsidiaries. The amount of dividend declared in 2007 and 2008 to minorities includes predominantly the amount declared to the minority owners of Makedonski Telekom (MKT) and Crnogorski Telekom (CT).

(k)
In 2006 T-Systems Hungary (TSH), an associate of the Group at that time sold one of its business units to another member of Deutsche Telekom group. TSH's gain on the transaction (HUF 418 million) resulted in an increase of TSH's net assets, the Group's share of which (HUF 205 million) was recognized directly in Retained earnings.

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TELEKOM

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (notes) (Continued)

(l)
In 2006 managers exercised share options, for which the Company used its treasury shares. As a result of these transactions, the Company sold 538,835 of its treasury shares to the managers at the fixed option prices. On the sale of the treasury shares the Company recognized a gain of HUF 87 million, which was recognized in Retained earnings. In 2007, managers exercised further options, for which the Company used its treasury shares. As a result of these transactions, the Company sold 414,283 of its treasury shares to the managers at the fixed option prices. On the sale of the treasury shares the Company recognized a gain of HUF 66 million, which was recognized in Retained earnings. For more details on the programs see Note 24.1.

(m)
In 2006 Magyar Telekom Plc. merged with T-Mobile Hungary (T-Mobile HU), its 100% subsidiary. During the merger, the owners of 43,385 shares expressed their intention not to participate as owners in the merged Company. Consequently, the Company withdrew these shares and paid off these owners with a corresponding decrease in Common stock, Additional paid in capital and Retained earnings, and the merged Company was registered with 43,385 less shares.

(n)
In 2006 the Company sold the total of its 72% ownership in Cardnet, which resulted in the reduction of Minority interests (Note 5.5).

(o)
In 2006 MKT bought 10% of its own shares from the Government of Macedonia during a public tender issued for the sale of the Government shares. As a result of this transaction, Magyar Telekom's share of ownership increased from 51% to 56.67% resulting in a decrease in the minority interest in MKT (Note 5.3.5).

(p)
On December 5, 2006, Mr. Elek Straub, the former CEO and Chairman of the Company resigned. As part of the resignation agreement, Mr. Straub exercised 1,181,178 of his share options, of which 487,465 would only have vested on July 1, 2007, which was accelerated. The whole transaction was settled in cash instead of shares as intended by the original agreement. By December 2006 the Company had accumulated HUF 155 million (including HUF 7 million for pre-mature vesting) in a Reserve for equity settled share based transactions, of which HUF 106 million was released. The closing balance of this reserve of HUF 49 million at the end of 2006, 2007 and 2008 represents the amount reserved for the 103,530 options (granted in 2000) Mr. Straub still has open (Note 24.1.2).

(q)
As of January 1, 2007 Magyar Telekom acquired an additional 2% ownership in TSH for a cost of HUF 60 million. The acquisition was accounted for at cost as the transaction took place between entities under common control, and resulted in an excess of HUF 3 million recognized in Retained earnings (Note 5.2.2).

(r)
As of August 31, 2007 TSH had a legal split (spin-off), as a result of which the net assets and the equity of TSH were divided between the owners, after which Magyar Telekom became a 100% owner of the net assets and equity retained in TSH. As the transaction took place between entities under common control, the spin-off was accounted for at cost, and resulted in an excess of HUF 243 million recognized in Retained earnings.

(s)
In 2007 Magyar Telekom Plc. merged with T-Online Hungary's access business line and Emitel, its 100% subsidiaries. During the merger, the owners of 22,700 shares expressed their intention not to participate as owners in the merged Company. Consequently, the Company withdrew these shares and paid off these owners with a corresponding decrease in Common stock, Additional paid in capital and Retained earnings, and the merged Company was registered with 22,700 less shares.

        The Annual General Meeting of the Company on April 2, 2009 approved a dividend distribution of HUF 74 per share.

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

        These financial statements of the Company were approved for issue by the Company's Board of Directors (the Board), however, the Annual General Meeting (AGM) of the owners, authorized to accept these financials, have the right to require amendments before acceptance. As the controlling shareholders are represented in the Board of the Company that approved these financial statements for issuance, the probability of any potential change required by the AGM is extremely remote, and has never happened in the past.

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

        On June 29, 2007, Magyar Telekom's Extraordinary General Meeting approved the merger of Magyar Telekom Plc., Emitel Zrt. and the internet access business line of T-Online Magyarország Zrt. (T-Online), both of which were 100% subsidiaries of Magyar Telekom Plc. The remaining business lines of T-Online continued as a separate legal entity under the company name "Origo Zrt.". As the merger occurred between the parent company and its 100% owned subsidiaries, the transaction did not have any impact on the consolidated financial position of the Group or its operating segments other than as disclosed in the notes to the Consolidated statements of changes in equity. The merger was registered by the Hungarian Court of Registration as of September 30, 2007.

1.2   Investigation into certain consultancy contracts

        As previously disclosed, in the course of conducting their audit of Magyar Telekom's 2005 financial statements, PricewaterhouseCoopers Könyvvizsgáló és Gazdasági Tanácsadó Kft. ("PWC") identified two

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1    GENERAL INFORMATION (Continued)

contracts the nature and business purposes of which were not readily apparent to them. In February 2006, the Company's Audit Committee retained White & Case (the "independent investigators"), as its independent legal counsel, to conduct an internal investigation into whether the Company had made payments under those, or other contracts, potentially prohibited by U.S. laws or regulations, including the Foreign Corrupt Practices Act ("FCPA"), or internal Company policy. The Company's Audit Committee also informed the U.S. Department of Justice ("DOJ") and the U.S. Securities and Exchange Commission ("SEC"), and the Hungarian Supervisory Financial Authority ("HSFA") of the internal investigation.

        Based on the documentation and other evidence obtained by it, White & Case preliminarily concluded that there was reason to believe four consulting contracts entered into in 2005 were entered into to serve improper objectives, and further found that during 2006 certain employees had destroyed evidence that was relevant to the investigation. White & Case also identified several contracts at our Macedonian subsidiary that could warrant further review. In February 2007, our Board of Directors determined that those contracts should be reviewed and expanded the scope of the internal investigation to cover these additional contracts and any related or similarly questionable contracts or payments. In May 2008, the independent investigators provided us with a "Status Report on the Macedonian Phase of the Independent Investigation." In the Status Report, White & Case stated, among other things, that "there is affirmative evidence of illegitimacy in the formation and/or performance" of six contracts for advisory, marketing, acquisition due-diligence and/or lobbying services in Macedonia, entered into between 2004 and 2006 between us and/or various of our affiliates on the one hand, and a Cyprus-based consulting company and/or its affiliates on the other hand, under which we and/or our affiliates paid a total of over EUR 6.7 million. The internal investigation is continuing into these and other contracts and certain related issues identified by the independent investigators.

        In 2007 the Supreme State Prosecutor of the Republic of Montenegro informed the Board of Directors of Crnogorski Telekom, our Montenegrin subsidiary, of her conclusion that the contracts subject to the internal investigation in Montenegro included no elements of any type of criminal act for which prosecution would be initiated in Montenegro.

        Hungarian authorities also commenced their own investigations into the Company's activities in Montenegro. The Hungarian National Bureau of Investigation has informed us that it closed its investigation of the Montenegrin contracts as of May 20, 2008 without identifying any criminal activity.

        On March 28, 2009, the NBI informed the Company that, based on a report received by it, it had begun a criminal investigation into alleged misappropriation of funds relating to payments made in connection with the Company's ongoing internal investigation into certain contracts entered into by members of the Magyar Telekom group and related matters. The NBI has requested from the Company materials and information relating to such payments. The Company is cooperating with the ongoing NBI investigation.

        United States authorities commenced their own investigations concerning the transactions which are the subject of our internal investigation, to determine whether there have been violations of U.S. law. The Ministry of Interior of the Republic of Macedonia has also issued requests to our Macedonian subsidiaries, requesting information and documents concerning certain of our subsidiaries' procurement and dividend payment activities in that country (together with U.S. investigations, and the ongoing NBI investigation, the "Government investigations"). During 2007, the U.S. authorities expanded the scope of their investigations to include an inquiry into our actions taken in connection with the internal investigation and our public disclosures regarding the internal investigation.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1    GENERAL INFORMATION (Continued)

        By letter dated February 27, 2009 addressed to counsel to the Audit Committee, the DOJ requested that the Audit Committee pursue all reasonable avenues of investigation prior to completing and issuing a final report of the internal investigation, including investigation into matters recently identified to counsel for the Audit Committee by the DOJ. The DOJ recognized that a delay in the completion of the report may result from investigation into these matters. The DOJ also requested that the Audit Committee refrain from disseminating any such final report until further notice from the DOJ because of the DOJ's concern that such dissemination could interfere with the DOJ's investigation. The Company, its Board of Directors, and its Audit Committee continue to support the internal investigation and the continuing cooperation with and assistance to the Governmental investigations, as being in the best interests of the Company and its shareholders. In its February 27 letter, the DOJ stated that the internal investigation had been of assistance to the DOJ and that such assistance will be taken into account in determining the appropriate disposition of this matter by the DOJ, if any.

        According to an extract of a press conference published on the official web site of the Macedonian Ministry of Interior on December 10, 2008, the Organized Crime Department of the Ministry submitted files to the Basic Public Prosecution Office of Organized Crime and Corruption in Macedonia, with a proposal to bring criminal charges against four individuals, including three former MT Group employees. According to that public information, these individuals are alleged to have committed an act of "abuse of office and authorizations" in their position in Makedonski Telekom by concluding five consultancy contracts with Chaptex Holdings Ltd in the period 2005-2006 for which there was allegedly no intention nor need for any services in return.

        We cannot predict when the internal investigation or the ongoing Government investigations will be concluded, what the final outcome of those investigations may be, or the impact, if any, they may have on our financial statements or results of operations. We cannot predict what impact, if any, these investigations will have on each other. Government authorities could seek criminal or civil sanctions, including monetary penalties, against us or our affiliates, as well as additional changes to our business practices and compliance programs.

1.3   Public service concession and license arrangements

1.3.1  Hungarian Fixed line

        Magyar Telekom Plc. is the market leading fixed line telecom service provider in Hungary. Act C of 2003 on Electronic Communications, the latest act on the telecommunications sector, came into effect on January 1, 2004. The National Communications Authority of Hungary (NCAH) is the supreme supervisory body. Magyar Telekom Plc. was designated as universal service provider in its former concession areas till December 31, 2008.

        According to the Act on Electronic Communications, universal services are basic communications services that should be available to all customers at an affordable price. Universal service providers are entitled to compensation for their net avoidable costs, except for the costs incurred from voluntary discount pricing plans offered to residential subscribers. In practice, Magyar Telekom Plc. has not received compensation since 2004. Furthermore, in the first half of 2008, the competent Ministry abolished the funding system based on social eligibility granted to a part of the universal service subscribers.

        Magyar Telekom Plc. has been a Universal Service Operator (USO) since 2002. The last effective USO contract was signed in 2004 and expired at the end of 2008; no new contract has been concluded

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1    GENERAL INFORMATION (Continued)

since. The Ministry's intention is to preserve the universal service and for that reason through the amendment of a decree in December, 2008 orders the operators formerly in universal service provider status—amongst them Magyar Telekom Plc.—to continue the provisioning of universal service under unchanged terms and conditions. Currently the Company does not consider itself universal service provider in lack of an effective universal service contract. The Company's objective is the discontinuation of being universal service provider or modifying the terms and conditions thereof (e.g. effective financing, reduction of conditions). The negotiations between the Ministry and the Company will continue in 2009 which will probably result in a new universal service contract.

        In the field of electronic communications Magyar Telekom was designated as an SMP (an operator with significant market power) in 12 fixed line markets out of the 18 relevant markets stipulated by the EU in 2004 and 2005. These 12 markets include all retail and wholesale telephony services, the market of wholesale leased line termination, the market of minimum set of leased lines and the wholesale broadband market. As a result of the market analysis conducted at the end of 2006 the Company was designated as SMP on the same markets as in the first round analysis in 2004 with basically no changes in the corresponding obligations. In 2008 the NCAH commenced the third round of market analysis. To date only the mobile termination wholesale market analysis resolution was published in this round of analysis. SMP resolutions concerning all other markets subject to analysis are expected to be published in the second half of 2009.

        Currently in Hungary, retail tariffs are regulated in two ways. Price cap methodology is applicable for universal services, and—based on SMP resolutions on residential and business access markets—there is another formula used for subscription fees. In addition there is a prohibition of price squeeze in effect for SMP operators and, in accordance with the Act on Unfair and Restrictive Market Practices, retail prices should be set in accordance with wholesale tariffs providing an acceptable level of retail margins.

        Magyar Telekom is Hungary's leading fixed line broadband service provider in the retail and wholesale markets. In 2005 the NCAH designated the Company as an SMP operator on the wholesale broadband access market. In accordance with the effective resolution, all retail products shall be 'reproducible' by competitors based on the wholesale service. Consequently, the full retail portfolio shall have a wholesale equivalent compliant to the pricing regulations (retail minus methodology) set forth by the NCAH. The Company has a non-discrimination obligation, which means that the same terms and conditions shall be granted in terms of wholesale services to competitors under identical circumstances.

        According to the Act on Electronic Communications, designated SMP operators are obliged to prepare reference offers for unbundled local loops (RUO) and to provide these services when there is a request for them by other telecommunications service providers. The reference offer of each SMP operator must be approved by the NCAH. The pricing of these services has to be cost based and calculated—according to the NCAH resolution on the market of wholesale unbundled access to metallic loops published at the end of 2007—by Long Run Incremental Costs ("LRIC") method as opposed to using Fully Distributed Costs based on a 2003 Ministerial Decree. The SMP operators may refuse the offer for unbundling if there are technical or economic barriers or if the provision of access to the local loop or its broadband network access would endanger the integrity of the SMPs' network.

        SMPs are also obliged to prepare reference offers for interconnection (RIO), containing applicable fees, and to provide these services in accordance with the reference offer when there is a request for them by other telecommunications service providers. The reference offers of the SMPs must be approved by the NCAH, and prices have to be based on LRIC. Fees in the currently effective reference offers are

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1    GENERAL INFORMATION (Continued)

applicable from April 26, 2008. The NCAH approval process of the Company's reference offers (MARIO, MARUO) containing the standard terms and conditions in the Company's service area is under way, and expected to enter into force in March, 2009.

        According to the Act on Electronic Communications, designated SMP operators are obliged to enable carrier selection to their subscribers. Consequently, voice telephony customers have the right to select different service providers for each call directions including Internet calls by dialing a pre-selected number or by using a call-by-call pre-fixed number. The requirements for carrier selection are set out in the RIO based interconnection agreements between the affected service providers.

        Fixed line telecommunications service providers are obliged under the law to provide number portability on their networks starting January 1, 2004. This means that service providers must enable subscribers to change service provider without changing their fixed telephone numbers within the same geographical area.

1.3.2  Macedonian Fixed line

        The Group is also present in the Macedonian fixed line telecommunications market through its subsidiary, Makedonski Telekom (MKT). MKT is the largest fixed line service provider in Macedonia. The Macedonian telecommunications sector is regulated by the Electronic Communications Law (ECL), enacted in March 2005. With the latest changes of the ECL published on August 4, 2008, the existing Concession Contract of MKT is no longer valid as of September 4, 2008. On September 5, 2008 the Agency for Electronic Communications (The Agency), ex officio, has issued a notification to MKT for those public electronic communication networks and/or services which have been allocated thereto under the Concession Contract. Radiofrequency licenses were issued to the operators for the bands granted with the Concession Contracts in a form prescribed by the ECL.

        On December 27, 2007 the Commission of Agency for Electronic Communications ("Agency") brought a decision to publish a public tender for the universal provider of electronic communications services in the Republic of Macedonia. The opening of the qualified bids was on February 18, 2008, and on February 22, 2008 based on the decision of the Agency, MKT was selected as one of the candidates for universal service provider in the prequalification. Written invitation (without public announcement) by the Agency will be submitted to selected candidates from the first phase, to submit offer for selection of universal service provider.

        The regulatory framework for the tariff regulation for MKT until August 2008 was provided in the Concession Contract. With the enactment of the ECL in March 2005 and the published Draft bylaw for retail price regulation in September 2008, the Agency may prescribe one of the following ways of retail regulation of fixed telephony services: price cap, individual price approval, cost based prices or benchmarks. MKT had a cost based price obligation for the Regulated wholesale services, using fully distributed costs (FDC) methodology until July 2007 and using Long Run Incremental Costs methodology (LRIC) subsequently. A proposal for interconnection fees with LRIC was submitted by MKT in July 2007 and for unbundling fees in December 2007. On May 23, 2008, the Agency issued approval for the new decreased interconnection and unbundling fees, based on the audit report on MKT's costing accounting system issued by an independent auditor.

        Under the ECL, MKT has been designated as an SMP in the market for fixed line voice telephone networks and services, including the market for access to the networks for data transmission and leased

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1    GENERAL INFORMATION (Continued)

lines. Based on 4 enacted bylaws and several Draft bylaws published in September 2008 MKT will be obliged to prepare several additional regulated wholesale products. MKT as an SMP operator has the obligation to enable its subscribers to access publicly available telephone services of any interconnected operator with officially signed interconnection contract. On November 15, 2006, MKT signed the first RIO (Reference Interconnection Offer) based Interconnection Agreement with an alternative fixed network operator. On April 16, 2007, MKT signed the first RUO (Reference Unbundling Offer) based Unbundling Agreement with an alternative fixed network operator. MKT implemented the number portability starting from September 1, 2008.

1.3.3  Montenegrin Fixed line

        The Group's Montenegrin subsidiary, Crnogorski Telekom (CT) is the holder of one of the licenses issued for fixed line telecommunications services in Montenegro. The license allows CT to provide domestic voice and data services as well as VOIP, leased line, public payphone, and cable television, value added, etc. services. The telecommunications sector in Montenegro is regulated by the new Law on Electronic Communications that came into force in August 2008. The new Law is based on the 2002 regulatory framework of the EU. All regulations that are contrary to the law became automatically invalid and new ones will have to be issued.

        In Montenegro, for the time being there is no obligation to introduce number portability, local loop unbundling, bit stream access or accounting separation. CT implemented Carrier selection in 2008. It can be expected that CT will have to implement some or all of the obligations above in the coming years. The new Law defined Crnogorski Telekom as an operator with significant market power in the markets of fixed voice telephony network and services, including the market of access to network for data transfer and leased lines as well as the termination of calls within its network, however, the Law did not prescribe the remedies CT should introduce as a consequence. RIO rates are based on benchmarks as there is no approved cost accounting methodology prescribed by the regulator in Montenegro. It can be expected that within a few years cost oriented RIO prices will have to be implemented in the country.

        In 2007, cable television and WiMax based fixed wireless access licenses were distributed in Montenegro and CT has the right to provide both services. CT launched its IPTV service in 2008.

        Montenegro signed a Stabilization and Association Agreement with the EU and a transitory Agreement is in force since January 1, 2008. The agreement is requiring the harmonization of the telecommunications regulations with the regulatory framework of the EU within three years of the ratification of the Agreement.

1.3.4  Hungarian Mobile

        The Company is also the market leader in the Hungarian mobile market through the brand T-Mobile (T-Mobile HU).

        The initial duration of the concession regarding the GSM 900 public mobile radio telephone service was a period of 15 years starting from the execution of the concession agreement (November 4, 1993 to November 4, 2008). On October 7, 1999 an amended concession contract was signed between the Ministry of Transport, Communications and Water Management and T-Mobile HU extending T-Mobile HU's rights and obligations to also provide service in the 1800 MHz band in Hungary till October 7, 2014. The duration of the concession regarding the DCS 1800 public mobile radio telephone service is 15 years starting from

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1    GENERAL INFORMATION (Continued)

the execution of the new concession agreement (October 7, 1999 to October 7, 2014). As stipulated in the concession contracts, the Minister is entitled to extend the concession period for both services upon their expiration for another 7.5 years without the invitation of a tender. On November 8, 2007, the Company signed the renewed Concession Contract along with the Cooperation Agreement with the Minister that is effective from November 2008. The new Concession Contract prolonged the duration of the 900 MHz frequency usage right till May 4, 2016.

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

        T-Mobile HU is subject to number portability regulation since May 2004, applicable only in case of other mobile operators.

        In January 2005 and October 2006 the NCAH designated T-Mobile HU as having significant market power in the mobile wholesale call termination market, and it is currently subject to regulatory obligations regarding the termination charge of calls into its network. In December 2008 the NCAH designated T-Mobile HU as an SMP for the third time in a row and in its resolution reinforced the symmetric mobile termination fees applicable from January 1, 2009, and envisaged further reduction of tariffs until December 2010 based on a new 'glide path'. The Company had appealed in court against the resolution.

        Since June 30, 2007, an EU regulation has been regulating international roaming tariffs for wholesale and retail customers on the basis of a price cap system. The Regulation prescribed a glide-path that mandates further annual reductions of wholesale and retail prices in the forthcoming years. As of July 2009 the EU is planning to introduce regulated tariffs for SMS and data roaming similarly to the regulation of voice roaming.

        The National Table of Frequency Allocations and the Radio Application Table was modified in October 2008 enabling the invitation of bidders for the usage rights of 450 MHz (block "B") and 26 GHz (blocks "C-G") spectrum.

        In the tender for the fourth mobile license a combined IMT-2000/UMTS/DCS 1800/E-GSM900 spectrum package (so called 'A' block) is offered for new entrant candidates. Incumbent mobile operators are excluded from the bid. The frequency usage rights may be transferred wholly (though not to existing mobile operators), and in the case of E-GSM900 band there is a possibility of transferring maximum 16 channels to incumbent mobile operator(s). Four companies have submitted bids.

        Only one license will be issued on the 450 MHz tender, for digital cellular system having wider bandwidth. Incumbent mobile operators and 3.5 GHz FWA license holders are excluded from the bid. Two companies have submitted bids.

        Five licenses are to be issued in the 26 GHz bid; 2 licenses for 112 MHz wide blocks, 1 license for a 84 MHz wide block and 2 licenses for 56 MHz wide frequency block. Incumbent mobile operators may bid for the 84 MHz wide block only. The frequencies may be used for publicly available electronic

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1    GENERAL INFORMATION (Continued)

communication services and for the operation of electronic communications networks (mobile backhaul). T-Mobile HU submitted its bid document solely for the 26 GHz 'D' block and two companies for the 'E' block.

1.3.5  Macedonian Mobile

        T-Mobile Macedonia (T-Mobile MK), Magyar Telekom's subsidiary, is the leading mobile service provider in Macedonia. With the latest changes of the Electronic Communications Law published on August 4, 2008, the existing Concession Contract of T-Mobile MK is no longer valid as of August 5, 2008. On September 5, 2008 the Agency for Electronic Communications, ex officio, has issued a notification to T-Mobile MK for those public electronic communication networks and/or services which have been allocated thereto under the Concession Contracts. The license for radiofrequencies used by T-Mobile MK with a bandwidth of 25 MHz in the GSM 900 band, was also issued in a form regulated in the ECL with a validity period until September 5, 2018, which can be renewed up to additional 20 years. T-Mobile MK is also registered to provide a public network for data transmission and radio transmission, with the corresponding data transmission and radio communications services, according to the ECL.

        After the analysis of the market "Call termination services in public mobile communication networks" the Agency on November 26, 2007 brought a decision by which T-Mobile MK and Cosmofon (competitor of T-Mobile MK) were designated with SMP status on Market 16 (Call termination services in public mobile communication networks) and several obligations were imposed (interconnection and access, transparency in interconnection and access, non-discrimination in interconnection and access, accounting separation and price control and cost accounting).

        The Agency has published a public tender for granting one license for 3G radiofrequencies utilization in November 2007. Cosmofon won the tender and started the 3G commercial operations from August 12, 2008. On September 2, 2008 a decision for granting three 3G licenses was published for EUR 10 million one-off fee each. On September 15, 2008 a new tender for additional three 3G licenses was published and T-Mobile MK won one license which was granted to it on December 17, 2008. T-Mobile MK is obliged to launch commercial start of the 3G services by June 17, 2009. TMMK paid EUR 10 million as one-off fee for the 3G license.

        The Government has published an official decision for granting additional two 3G licenses for EUR 5 million one off fee, each. The public tender for granting these licenses is still not published.

1.3.6  Montenegrin Mobile

        T-Mobile Crna Gora (T-Mobile CG), the Group's subsidiary, is the holder of one of three GSM/UMTS licenses issued in Montenegro. T-Mobile CG, as the second mobile operator, was launched on July 1, 2000. The third mobile operator entered the market in 2007. T-Mobile CG started 3G operations in 2007.

        According to the recently adopted Law on Electronic Communications (Note 1.3.3), T-Mobile CG is an SMP in the market of termination of voice calls in its own network however no specific remedy was introduced by the Law. No obligation for number portability is in force. Interconnect rates have been approved by the Regulator based on benchmarks. It can be expected that cost oriented termination prices will be implemented in the coming years.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1   Basis of preparation

        The consolidated financial statements of Magyar Telekom have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

        The consolidated financial statements are presented in millions of HUF. For the convenience of the reader, the consolidated balance sheet, income statement and cashflow statement for the year 2008 are also presented in millions of U.S. dollars (USD) translated at a rate of HUF 187.91 to USD 1 (the official rate of the National Bank of Hungary at December 31, 2008). These translations are un-audited supplementary information, and are not in compliance with IFRS.

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

2.1.1  Standards, amendments and interpretations effective and adopted by the Group in 2008

-IAS 39	(Amended)—Financial Instruments: Recognition and Measurement. The IASB published on October 14, 2008 amendments to IAS 39 and IFRS 7—Financial Instruments: Disclosures. The amendments relate to the possibility to reclassify financial instruments measured at fair value through profit of loss. So far, reclassifications in and out of this category were not allowed. The amendment now enables under certain circumstances a reclassification. If based on the new rules a reclassification is done, the amended IFRS 7 demands additional disclosures. The amendments had no effect on Magyar Telekom's equity or Net income or implications for reporting as the Group did not make and does not intend to make such reclassifications. The amendment is effective from July 2008.
-IFRIC 11
Interpretation to IFRS 2—Group and Treasury shares transactions. Under IFRS 2 it was not defined exactly how it should be calculated where the employees of a subsidiary received the shares of a parent. IFRIC 11 clarifies that certain types of transactions are accounted for as equity-settled or cash-settled transactions under IFRS 2. It also addresses the accounting for share-based payment transactions involving two or more entities within one group. The Group applied this Interpretation from January 1, 2008, but no such transactions fell under the scope of IFRIC 11.
-IFRIC 12
Service Concession Agreements. This interpretation applies to companies that participate in service concession arrangements and provides guidance on the accounting by operators in public-to-private service concession arrangements. As the Group's interpretation of the relevant standards have been in line with the IFRIC issued by the IASB, IFRIC 12 had no impact on the Group's financials.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.1.2 Standards, amendments and interpretations effective in 2008 but not relevant for the Group
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
2.1.3 Standards, amendments and interpretations that are not yet effective and have not been early adopted by the Group
-IAS 1
(revised)—Presentation of Financial statements. Revised IAS 1 introduces overall requirements for the presentation of financial statements, guideline for their structure and minimum requirements for their contents. The Group will apply this Interpretation from January 1, 2009. The Group does not expect the revised IAS 1 to cause significant changes in the presentation of the Group's financial statements.
-IAS 23
Borrowing Costs (Revised March 2007). Under the revised IAS 23 an entity shall capitalize borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. The Group does not expect IAS 23 to have any impact on the financial statements as it is the Group's accounting policy to capitalize eligible borrowing costs on qualifying assets.
-IAS 39, IFRIC 9
—Embedded Derivatives (Amended March 2009). The changes clarify that a further assessment whether an embedded derivative is required to be separated has to be done on reclassification of a financial asset out of the fair value through profit or loss category (IFRIC 9.7). Furthermore, IAS 39.12 states that reclassifications of hybrid (combined) contracts are prohibited if the embedded derivative that would have to be separated on reclassification out of the fair value through profit or loss category cannot be measured separately. The amendments are effective for annual periods ending on or after June 30, 2009, i.e. from 2009. Management does not expect these amendments to have a material effect on the Group's financial statements.
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

The amended version of IFRS 3 has to be applied for Business Combinations with effective dates in annual periods beginning on or after July 1, 2009. Early application is allowed but restricted on annual periods beginning on or after June 30, 2007. The changes to IAS 27 must be applied in periods beginning on or after July 1, 2009. Early application is allowed. Early application of any of the two standards requires early application of the other standard, respectively. Management does not intend to early apply the amended standards. We also believe that that the amended standards will not have a significant impact on the Group's income statement or balance sheet.
-IFRS 7
Improving Disclosures about Financial Instruments—Amendment to IFRS 7, Financial Instruments: Disclosures (issued in March 2009; effective for annual periods beginning on or after January 1, 2009). The amendment requires enhanced disclosures about fair value measurements and liquidity risk. The entity will be required to disclose an analysis of financial instruments using a three-level fair value measurement hierarchy. The amendment (a) clarifies that the maturity analysis of liabilities should include issued financial guarantee contracts at the maximum amount of the guarantee in the earliest period in which the guarantee could be called; and (b) requires disclosure of remaining contractual maturities of financial derivatives if the contractual maturities are essential for an understanding of the timing of the cash flows. An entity will further have to disclose a maturity analysis of financial assets it holds for managing liquidity risk, if that information is necessary to enable users of its financial statements to evaluate the nature and extent of liquidity risk. Management is currently analyzing what impacts the amended standard may have on Magyar Telekom's disclosures.
-IFRS 8
Operating Segments. Under IFRS 8, segments are components of an entity regularly reviewed by an entity's chief operating decision-maker. Items are reported based on the internal reporting. IFRS 8 also sets out requirements for related disclosures about products and services, geographical areas and major customers. The Group will adopt IFRS 8 in 2009.

The adoption will result in a significant restructuring of the Group's segment disclosure. The Group restructured the way chief operating decision makers decide on allocation of resources in 2008, which is different from the reportable segments of the Group as per IAS 14. In the new structure concluded during 2008, the primary focus is on the customer segmentation (consumer/business) rather than on the technology serving the customers (fixed line/mobile).

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

-IFRIC 13
Customer Loyalty programs. This Interpretation addresses accounting by entities that grant loyalty award credits to customers who buy other goods or services. Specifically, it explains how such entities should account for their obligations to provide free or discounted goods or services to customers who redeem award credits. The Group will apply this Interpretation from January 1, 2009. We do not expect that IFRIC 13 may cause material changes in the Group's accounting treatments (see Note 19.2) as the loyalty programs have been accounted for in substantially the same way as included in the recently issued IFRIC 13.
-IFRIC 18
Transfers of Assets from Customers. The Interpretation clarifies the requirements of IFRSs for agreements in which an entity receives from a customer an item of property, plant and equipment (or cash to be used explicitly for the acquisition of property, plant and equipment) that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services. The Interpretation is effective for annual periods beginning on or after July 1, 2009 and applies prospectively. However, limited retrospective application is permitted. Management is currently analyzing what impacts this interpretation may have on Magyar Telekom's financial statements.
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
-IAS 39
(amended)—The IASB published an amendment in August 2008 to IAS 39 with respect to hedge accounting. The amendment "Eligible Hedged Items" allows to designate only changes in the cash flows or fair value of a hedged item above or below a specified price or other variable. The amendment of IAS 39 shall be applied retrospectively for annual periods beginning on or after July 1, 2009. The amendment will not have any impact on Magyar Telekom's accounts as the Group does not apply hedge accounting.
-IFRS 1
First-time Adoption of IFRS (revised). In November 2008 the IASB issued the revised version of IFRS1. As the Group has been reporting according to IFRS for many years, neither the original standard, nor any revision to that are relevant for the Group.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

-IFRIC 15
Agreements for the Construction of Real Estate. IFRIC 15 refers to the issue of how to account for revenue and associated expenses by entities that undertake the construction of real estate and sell these items before construction is completed. The interpretation defines criteria for the accounting in accordance with either IAS 11 or with IAS 18. IFRIC 15 shall be applied for annual periods beginning on or after January 1, 2009. As the Group is not involved in such constructions, IFRIC 15 is not relevant for Magyar Telekom.
-IFRIC 16
Hedges of a Net Investment in a Foreign Operation. IFRIC 16 refers to the application of Net Investment Hedges. Mainly, the interpretation states which risk can be defined as the hedged risk and where within the group the hedging instrument can be held. Hedge Accounting may be applied only to the foreign exchange differences arising between the functional currency of the foreign operation and the parent entity's functional currency. A derivative or a non-derivative instrument may be designated as a hedging instrument. The hedging instrument(s) may be held by any entity or entities within the group (except the foreign operation that itself is being hedged), as long as the designation, documentation and effectiveness requirements of IAS 39.88 that relate to an net investment hedge are satisfied. IFRIC 16 shall be applied for annual periods beginning on or after October 1, 2008. As Magyar Telekom does not apply such hedges and does not apply hedge accounting, IFRIC 16 will have no impact on the Group's accounts.
-IFRIC 17
Distributions of Non-cash Assets to Owners. This interpretation issued in November 2008 refers to the issue when to recognize liabilities accounted for non-cash dividends payable (e.g. property, plant, and equipment) and how to measure them. In addition, the interpretation refers to the issue how to account for any difference between the carrying amount of the assets distributed and the carrying amount of the dividend payable. The interpretation shall be applied for annual periods beginning on or after 1 July 2009. As the Group does not distribute non-cash dividends, IFRIC 17 will have no impact on the Group's financial statements.

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

        The Group's share of its associates' and joint ventures' post-acquisition profits or losses is recognized in the income statement (Share of associates' and joint ventures' profits). The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate or joint venture equals or exceeds its interest in the company, the Group does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

        Unrealized gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group's interest in the company. Accounting policies of associates and joint ventures have been adjusted where necessary to ensure consistency with the policies adopted by the Group.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        At December 31, 2008 and 2007 the principal operating subsidiaries and associates and joint ventures of the Group were as follows:

	Group interest in capital as at December 31,
Subsidiaries			Activity
	2007	2008
Incorporated in Hungary:
T-Kábel	100.00%	100.00%	Cable TV operator
Dataplex	100.00%	100.00%	IT hardware co-location service provider
Origo	100.00%	100.00%	Internet content provider
KFKI	100.00%	100.00%	System integration and IT services
IQSYS	100.00%	100.00%	System integration and IT services
BCN Rendszerház (BCNR)	100.00%	— (a)	System integration and IT services
T-Systems Hungary (TSH)	100.00%	— (a)	System integration and IT services
Pro-M	100.00%	100.00%	Professional Mobile Radio (PMR) network operator
Incorporated in Macedonia:
Makedonski Telekom (MKT)	56.67%	56.67%	Fixed line telecom service provider
T-Mobile Macedonia (T-Mobile MK)	56.67%	56.67%	Cellular telecom service provider
Stonebridge	100.00%	100.00%	Holding company
Incorporated in Montenegro:
Crnogorski Telekom (CT)	76.53%	76.53%	Fixed line telecom service provider
T-Mobile Crna Gora (T-Mobile CG)	76.53%	76.53%	Cellular telecom service provider
Internet Crna Gora (ICG)	76.53%	76.53%	Internet service and content provider
Incorporated in Romania:
Combridge	100.00%	100.00%	Alternative telecommunications service provider
Incorporated in Bulgaria:
Orbitel	100.00%	100.00%	Alternative telecommunications and internet service provider

(a)
T-Systems Hungary merged into IQSYS and BCNR merged into KFKI effective from January 1, 2008.

	Group interest in capital as at December 31,
Associates/Joint ventures			Activity
	2007	2008
Incorporated in Hungary:
Hunsat	50%	50%	Satellite telecommunications
Magyar RTL (M-RTL)	25%	25%	Television broadcast company
IKO-Telekom Media Holding	50%	50%	Media holding company

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

  •
  Income statements are translated at cumulated average exchange rates.

  •
  All resulting exchange differences are recognized directly in the consolidated equity (Cumulative translation adjustment). When a foreign operation is fully or partially disposed of, exchange differences that were recorded in equity are recognized in the income statement as part of the gain or loss on sale.

2.4   Financial instruments

        Financial assets include, in particular, cash and cash equivalents, trade receivables, derivatives and other non-derivative financial assets.

        Financial liabilities generally substantiate claims for payment in cash or another financial asset. In particular, they include bonds and other securitized liabilities, trade payables, liabilities to banks and related parties, finance lease payables and derivative financial liabilities.

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

        'Financial assets at fair value through profit or loss' are subsequently carried at fair value. Gains or losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are recognized in the income statement (Other financial income) in the period in which they arise. The Group only classifies derivative financial instruments in this category.

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

        When a trade receivable is established to be uncollectible, it is written off against Other operating expenses in the income statement (Bad debt expense) with a parallel release of cumulated impairment. Subsequent recoveries of amounts previously written off are credited against the same line of the income statement.

        If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor's credit rating), the previously recognized impairment loss shall be reversed by adjusting an allowance account. The reversal shall not result in a carrying amount of the financial asset that exceeds what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed. The amount of the reversal shall be recognized in the income statement as a reduction to Other expenses (Bad debt expense).

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

        When securities classified as available-for-sale are sold, therefore derecognized, the fair value adjustments accumulated in equity are recognized in the income statement (Finance income).

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Interest on available-for-sale debt securities calculated using the effective interest method is recognized in the income statement (Finance income). Dividends on available-for-sale equity instruments are recognized in the income statement (Finance income) when the Group's right to receive payments is established.

        The Group assesses at each balance sheet date whether there is objective evidence that a financial asset is impaired. There is objective evidence of impairment if as a result of loss events that occurred after the initial recognition of the asset have an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. If any such evidence exists for AFS financial assets, the cumulative loss—measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the income statement—is removed from equity and recognized in the income statement (Finance income). Impairment losses recognized in the income statement on equity instruments are not reversed through the income statement, while impairment losses recognized in the income statement on debt instruments are reversed through the income statement.

(d)   Held-to-maturity investments

        Held-to-maturity measurement category includes non-derivative financial assets with fixed or determinable payments and fixed maturity that the Group has the positive intention and ability to hold to maturity. The Group does not classify any of its financial instruments in this category.

2.4.2  Financial liabilities

        There are two measurement categories for financial liabilities used by the Group:

  (a)
  Financial liabilities carried at amortized cost

  (b)
  Financial liabilities at fair value through profit or loss

        No reclassification between categories have been made in the past and no reclassifications are expected in the future even though the amendment to IAS39 released in October 2008 (Note 2.1.1) would allow this.

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

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)   Financial liabilities at fair value through profit or loss

        Since the Group currently has no intention of measuring non-derivative financial liabilities at fair value, generally only derivative financial instruments are assigned to this category.

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

        According to IAS 39 the Group considers only those contracts as a separable host contract and an embedded derivative, which are denominated neither in the functional currency of either of the contracting parties nor in a currency that is commonly used in contracts to purchase or sell non-financial items in the economic environment in which the transaction takes place (e.g. a relatively stable and liquid currency that is commonly used in local business transactions or external trade). The Group has identified EUR and USD (except Montenegro) as currencies commonly used in the Group's operating area.

2.5   Inventories

        Inventories are stated at the lower of cost or net realizable value using the historical cost method of accounting, and are valued on a weighted average or FIFO basis.

        Phone sets are often sold for less than cost in connection with promotions to obtain new subscribers with minimum commitment periods (Note 4.6). Such loss on the sale of equipment is only recorded when the sale occurs if the cost of the phone sets is lower than the normal resale value. If the normal resale value is lower than costs, the difference is recognized as impairment immediately.

2.6   Non current assets held for sale

        An asset is classified as held for sale if it is no longer needed for the future operations of the Group, and has been identified for sale, which is highly probable and expected to take place within 12 months. These assets are accounted for at the lower of carrying value or fair value less cost to sell. Depreciation is discontinued from the date of designation to the held for sale status. When an asset is designated for sale, and the fair value is determined to be lower than the carrying amount, the difference is recognized in the income statement (Depreciation and amortization) as an impairment loss.

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

        Subsequent expenditure on an asset that that meets the recognition criteria to be recognized as an asset or an addition to an asset is capitalized, while maintenance and repairs are charged to expense when incurred.

        When assets are scrapped, the cost and accumulated depreciation are removed from the accounts and the loss is recognized in the income statement as depreciation expense.

        When assets are sold, the cost and accumulated depreciation are removed from the accounts and any related gain or loss is recognized in the income statement (Other operating income).

        Depreciation is calculated on a straight-line basis from the time the assets are deployed and charged over their economic useful lives. On an annual basis, Magyar Telekom reviews the useful lives and residual values for consistency with current development plans and advances in technology. For further details on the groups of assets impacted by the most recent useful life revisions refer to Note 12.

        The useful lives assigned are as follows:

Years
Buildings	10 - 50
Duct, cable and other outside plant	25 - 38
Other telecommunications equipment	6 - 15
Other equipment	3 - 12

2.8   Intangible assets

        Intangible assets are stated at historical cost less accumulated amortization and impairment losses.

        Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use. These costs are amortized over the estimated useful life of the software. Costs associated with developing or maintaining computer software programs are generally recognized as an expense as incurred. Costs directly associated with the production of identifiable and unique software products controlled by the Group, and that will probably generate economic benefits exceeding costs beyond one year, are recognized as intangible assets. Direct costs include the software development employee related costs and an appropriate portion of relevant overheads. Computer software development costs recognized as assets are amortized over their estimated useful lives. As these assets represent an immaterial portion of all software, these are not disclosed separately.

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

        Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets and contingent liabilities of the acquired subsidiary or business at the date of acquisition. Goodwill is carried at cost less accumulated impairment losses. Impairment testing is carried out on an annual basis for all goodwill in the last quarter of the year based on the carrying values as at September 30 of the year. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity or business include the carrying amount of goodwill relating to the entity or business sold.

        Other than goodwill, the Group has no significant intangible assets with indefinite useful life. Intangible assets other than goodwill are amortized over their respective economic useful lives, as indicated below.

Years
Software	3 - 8
Concessions and licenses	8 - 25
Other intangible assets	3 - 10

        Amortization is calculated on a straight-line basis from the time the assets are deployed and charged over their economic useful lives. On an annual basis, Magyar Telekom reviews the useful lives for consistency with current development and replacement plans and advances in technology. For further details on the groups of assets impacted by the most recent useful life revisions refer to Note 13.

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

        Magyar Telekom allocates goodwill to its primary business segments, which is the lowest level at which management monitors goodwill, and conducts the impairment testing at this level. Goodwill is tested for impairment annually or more frequently if circumstances indicate that impairment may have occurred.

        The fair values of investments in subsidiaries listed on active stock exchanges are based on current bid prices. If the market for the shares of subsidiaries is not active or the subsidiaries are not listed and for 100% owned subsidiaries the Group establishes the subsidiaries' recoverable amounts by determining their

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

fair value less cost to sell by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cashflow analyses and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs. The fair values determined as described above are used as a basis when establishing the need for an impairment on the goodwill allocated to the cash generating units of the segments. See also Note 4.2.

        Corporate assets which have the distinctive characteristics of not generating cash inflows independently of other assets or groups of assets are allocated to CGUs based on the ratio of carrying amounts of the CGUs.

        The fair values of the individual tangible and intangible assets of the Group in most cases can not be determined as the single assets do not generate cashflows. Instead, the Group determines CGUs to which the individual assets are allocated and the fair values can only be determined at CGU level, primarily by using discounted cashflow analyses. See also Note 4.3.

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

        Provisions for obligations expected to fall due after 12 months are generally recognized at their present value and are accreted until utilization or reversal against Finance expense.

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

2.12  Revenues

        Revenues for all services and equipment sales (Note 22) are shown net of VAT, discounts and excluding sales within the Group. Revenue is recognized when the amount of the revenue can be reliably measured, and when it is probable that future economic benefits will flow to the Group and all other

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

specific recognition criteria of IAS18 on the sale of goods and rendering of services are met for the provision of each of the Group's services and sale of goods.

        Customers of the Group are granted loyalty awards (credit points) based on their usage of the Group's services including timely payment of their invoices. Loyalty awards can be accumulated and redeemed to obtain future benefits (e.g. call credits, handset discounts, etc.) from the operators of the Group. When customers earn their credit points, the fair value of the credit points earned are deducted from the revenue invoiced to the customer, and recognized as a provision (Note 19.2). On redemption (or expiry) of the points, the provision is released to revenue as the customer collected (or waived) the undelivered element of the deemed bundle.

        Revenues from operating leases are recognized on a straight line basis over the period the services are provided. Operating lease revenues are primarily included in the System integration and IT revenues.

2.12.1  Fixed line and mobile telecommunications revenues

        Revenue is primarily derived from services provided to Magyar Telekom's customer subscribers and other third parties using Magyar Telekom's telecommunications network, and equipment sales.

        Customer subscriber arrangements typically include an equipment sale, subscription fee and monthly charge for the actual voice, internet, data or multimedia services used. The Group considers the various elements of these arrangements to be separate earnings processes and classifies the revenue for each of the deliverables into the categories as disclosed in Note 22 using the residual method for each of the elements. These units are identified and separated, since they have value on a standalone basis and are sold not only in a bundle, but separately as well. Therefore the Group recognizes revenues for all of these elements using the residual method that is the amount of consideration allocated to the delivered elements of the arrangements equals the total consideration less the fair value of the undelivered elements.

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

        Revenue and expenses associated with the sale of telecommunications equipment and accessories are recognized when the products are delivered, provided that there are no unfulfilled obligations that affect the customer's final acceptance of the arrangement.

        Advertising revenues are recognized in the period that the advertisements are exhibited.

        Value added services mostly include SMS, MMS, WAP as well as directory assistance and similar services. Value added services where the Group does not act as a principal in the transaction are included in this category on a net basis, disclosed as either Voice or Non-voice revenue, depending on the features of the services. Revenues from premium rate services are also included in this category, recognized on a gross basis when the delivery of the service over Magyar Telekom's network is the responsibility of the Group, the Group establishes the prices of these services and bears substantial risks of these services, otherwise presented on a net basis.

        Customers may also purchase prepaid mobile, public phone and internet credits ("cards") which allow those customers to use Magyar Telekom's telecommunications network for a selected amount of time.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Customers must pay for such services at the date when the card is purchased. Revenues from the sale of "cards" are recognized when used by the customers or when the credits expired with unused traffic.

        Third parties using Magyar Telekom's telecommunications network include roaming customers of other service providers and other telecommunications providers which terminate or transit calls on Magyar Telekom's network. These wholesale (incoming) traffic revenues (included in Voice and Non-voice (Data and Internet) revenues) are recognized in the period of related usage. A proportion of the revenue received is often paid to other operators (interconnect) for the use of their networks, where applicable. The revenues and costs of these transit calls are stated gross in these consolidated financial statements as the Group is the principal supplier of these services using its own network freely defining the pricing of the services, and recognized in the period of related usage.

2.12.2  System integration and IT revenues

        Contracts for network services, which consist of the installation and operation of communication networks for customers, have an average duration of 2-3 years. Revenues for voice and data services are recognized under such contracts when used by the customer.

        Revenue from outsourcing contracts reflects the extent of actual services delivered in the period in accordance with the terms of the contract. The contracts are analyzed based on the requirements of IFRIC 4—Determining whether an Arrangement contains a Lease, and if they include embedded lease elements, the revenues attributable to these are recognized according to IAS 17—Leases as described in Note 2.17.

        Revenue from system integration contracts requiring the delivery of customized products and/or services is generally covered by one of the following types of contracts: fixed-price or time and material-based. For fixed-price contracts, revenue is generally recognized based on percentage of completion taking into account the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs. In the case of contracts billed on the basis of time and material, revenue is recognized as the services are rendered.

        Revenue from maintenance services (generally fixed fee per month) is recognized over the contractual period or as the services are provided. Revenue from repairs, which are not part of the maintenance contract, billed on the basis of time and material used is recognized as the services are provided.

        Revenue from hardware sales or sales-type leases is recognized when the risk of ownership is substantially transferred to the customer, provided there are no unfulfilled obligations that affect the customer's final acceptance of the arrangement. Any costs of these obligations are recognized when the corresponding revenue is recognized.

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

2.13.2  Share based compensation

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

        Bonuses tied to the long term performance of the Magyar Telekom share are recognized in the income statement at their time-proportioned fair value (Note 24.1) against an accumulating balance in Provisions.

2.13.3  Termination benefits

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

2.14  Research and Marketing expenses

        Research as well as marketing costs are expensed as incurred. Research costs are not material, while marketing expenses are disclosed in Note 25.

2.15  Capitalization of borrowing costs

        Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset form part of the cost of that asset. Other borrowing costs are recognized as an expense.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Borrowing costs include interest and other costs that the Group incurs in connection with the borrowing of funds. The borrowing costs eligible for capitalization are capitalized applying the weighted average of the borrowing costs applicable to the general borrowings of the Group that are outstanding during the period. A qualifying asset is an asset that necessarily takes a substantial period of time, in general over 6 months, to get ready for its intended use.

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

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.17.2  Finance lease—Group as lessor

        Leases of assets where Magyar Telekom transfers substantially all the benefits and risks of ownership are recognized and disclosed as revenue against a finance lease receivable. The revenue equals the estimated present value of the future minimum lease payments receivable and any unguaranteed residual value (net investment in the lease). The cost of the asset sold in a finance lease transaction is recognized at the inception of the lease. Each lease receipt is then allocated between the receivable and finance income so as to achieve a constant rate of return on the finance receivable balance outstanding. The interest element of the lease receipt is recognized as Finance income.

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

2.17.5  Sale and leaseback transactions

        Sale and leaseback transactions involve the sale of an asset by Magyar Telekom and the leasing of the same asset or part of it back to Magyar Telekom. When sale and leaseback transactions qualify as finance leases any gain on the sale is deferred and recognized in the income statement over the lease term through lower depreciation expense. If the leaseback qualifies as an operating lease, any gains or losses on the sale are recognized in the income statement (Other operating income) at the time of the sale as the sales price always reflects the fair value of the asset, while the lease payments are recognized in the income statement (Other operating expenses) on a straight line basis over the period of the lease.

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

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.19  Dividends

        Dividends payable to the Company's shareholders and to minority shareholders of the Group's subsidiaries are recorded as a liability and debited against equity (Retained earnings or Minority interests) in the Group's financial statements in the period in which the dividends are approved by the shareholders.

2.20  Segment reporting

        Magyar Telekom determines segments primarily based on products and services that are subject to risks and returns that are different from those of other businesses. The primary segments are based on the business lines of the Group, which are T-Home, T-Mobile, T-Systems and Group Headquarters and Shared services. T-Home is the new name of the old T-Com segment and brand.

        The Company's secondary format for reporting segment information is geographical.

2.21  Comparative information

        In order to maintain consistency with the current year presentation, certain items have been reclassified for comparative purposes. Material changes in disclosures, if any, are described in detail in the related notes.

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

        The fundamentals of Magyar Telekom's financing strategy are established each year by the Board of Directors. The Group's policy is to borrow centrally using a balanced combination of medium term and short term loans, and fixed and floating interest rates on those loans. The Board of Directors has approved two debt protection ratio limits, and monitors their fulfillment annually. At the end of 2007 and 2008 Magyar Telekom fulfilled both criteria, with Total Debt to EBITDA ratio of 1.56 in 2007, 1.49 in 2008 (maximum 2.5) and EBITDA to Interest Expense ratio of 8.14 in 2007, 8.86 in 2008 (minimum 3.0). The Group treasury department is responsible for implementing the finance policy and for ongoing risk management. The details of foreign exchange, liquidity and counterparty risk management guidelines are determined and monitored by the Group Treasurer continuously.

        The detailed descriptions of risks, the management thereof as well as sensitivity analyses are provided below. Sensitivity analyses include potential changes in profit before tax. The impacts disclosed below are subject to an average income tax rate of approximately 20%, i.e. the impact on Profit for the year would be 80% of the before tax amount. The potential impacts disclosed (less tax) are also applicable to the Group's Equity.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3    FINANCIAL RISK MANAGEMENT (Continued)

3.1.1  Market risk

        Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: currency risk, interest rate risk and other price risk.

        Magyar Telekom is exposed to interest and foreign exchange rate risk associated with its interest bearing assets and liabilities and anticipated transactions. As the vast majority of the revenues and expenses of the Hungarian entities arise in HUF, the functional currency of Magyar Telekom is HUF. Consequently, Magyar Telekom's objective is to minimize the level of its financial risk in HUF terms.

        For the presentation of market risks, IFRS 7 requires sensitivity analyses that show the effects of hypothetical changes of relevant risk variables on profit or loss and shareholders' equity. The periodic effects are determined by relating the hypothetical changes in the risk variables to the balance of financial instruments at the balance sheet date. The balance at the balance sheet date is usually representative for the year as a whole, therefore the impacts are calculated using the year end balances.

(a)   Foreign currency risk

        Due to the free-float of the HUF introduced in 2008 the Group is exposed to foreign exchange (FX) risk in case of FX denominated financial instruments to a higher degree. In order to mitigate this risk, Magyar Telekom has minimized its foreign currency borrowings.

        Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in FX rates. Currency risks arise on account of financial instruments being denominated in a currency that is not the functional currency. Differences resulting from the translation of financial statements into the Group's presentation currency are not taken into consideration. Relevant risk variables are generally all non-functional currencies in which Magyar Telekom has financial instruments.

        The FX exposure of Magyar Telekom is mostly related to (i) holding foreign currency cash balances in its subsidiaries in the Southern and Eastern Europe region, and (ii) operating activities through revenues from and payments to international telecommunications carriers as well as capital expenditure contracted with vendors in foreign currency.

        At the Company, major non-derivative monetary financial instruments (liquid assets, receivables, debt instruments held, interest-bearing liabilities, finance lease liabilities, non-interest-bearing liabilities) are either directly denominated in the functional currency or in line with currency hedging policy so that the effects of FX rate movements offset each other. FX rate fluctuations therefore have no significant effects on profit or loss, or shareholders' equity.

        In line with currency hedging policy, the Company holds sufficient amounts of foreign currencies on its bank accounts, the amounts of which are determined considering the balance of FX denominated trade payables and trade receivables in order to hedge the currency risk arising in connection with those assets and liabilities. FX rate fluctuations therefore have no significant effect on profit or loss, or equity.

        The Group's foreign currency denominated assets (primarily held by the Group's foreign subsidiaries) exceed its foreign currency denominated liabilities, therefore changes of the functional currencies' exchange rates would have significant impact on the profit of the Group. Compared to the spot FX rates as of December 31, 2008, a 20% weakening of the functional currency (HUF and MKD) against the EUR

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3    FINANCIAL RISK MANAGEMENT (Continued)

would cause (ceteris paribus) approx. HUF 6.6 billion gain on this net balance (2007: HUF 10.0 billion). The same respective amounts of loss would be caused in case of a 20% strengthening against the EUR.

        Magyar Telekom occasionally enters into derivative contracts for risk reduction purposes. These foreign currency forward and swap contracts are taken to reduce the FX rate risk related to the FX denominated payment obligations or receivables.

        Magyar Telekom has cross-currency swap contracts with one of the substantial Hungarian banks (the fair value of the swap positions was HUF 1.0 billion as of December 31, 2008 and HUF 162 million as of December 31, 2007). These contracts are established to eliminate FX risk in connection with two of the Company's EUR denominated loan agreements.

        The fair value of the open short term forward positions was HUF -106 million as of December 31, 2007. These positions were opened to hedge the FX risks of the dividend to be received from Macedonia. The Group had no open forward positions as of December 31, 2008.

        Compared to the FX rate as of December 31, 2007, a 20% weakening of HUF against EUR would have caused (ceteris paribus) approx. HUF 3.5 billion loss in fair value of the open short forward. The same respective amount of gain would have been caused by a 20% strengthening of the HUF against the EUR.

        Due to the global financial crisis, even a more than 20% fluctuation of the functional currencies against the EUR is possible as extraordinary market conditions may cause extreme volatility on FX markets.

(b)   Interest rate risk

        Magyar Telekom is exposed to financial market risk primarily through interest rate fluctuations. This is due to the fact that changing HUF interest rates affect the fair value of the fixed rate instruments and also affect the cash flows through the variable rate instruments. As the vast majority of debt portfolio is denominated in HUF, the Group is exposed almost exclusively to HUF interest rate fluctuations for its financial liabilities. To control interest rate risk, a combination of fixed and floating rate debt is used within the HUF portfolio. The fixed rate HUF debt to total HUF debt ratio was 54% as of December 31, 2008 (2007: 59%).

        In addition, some of the Group's loan agreements with Deutsche Telekom also include an interest rate that in fact may change in case of downgrading of Deutsche Telekom by specific international rating agencies. Such rating downgrades from the current grade may cause additional annual interest payments of approximately HUF 590 million on top of the pre-fixed amount of interest, while such rating upgrades may cause HUF 320 million lower interest expense annually.

        Changes in the market interest rates of non-derivative financial instruments with fixed interest rates only affect income if these are measured at their fair value. On the other hand, all financial instruments with fixed interest rates (which are carried at amortized cost) are not subject to cash flow interest rate risk.

        Changes in the market interest rate of interest rate derivatives (interest rate swaps, cross-currency swaps) that are not part of a hedging relationship as set out in IAS 39 affect financial income or expense (net gain/ loss from re-measurement of the financial assets to fair value) and are therefore taken into consideration in the income-related sensitivity calculations.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3    FINANCIAL RISK MANAGEMENT (Continued)

        Changes in market interest rates affect the interest income or expense of non-derivative variable-interest financial instruments, the interest payments of which are not designated as hedged items of cash flow hedges against interest rate risks.

        The floating rate debt as of December 31, 2008 amounted to approximately HUF 173 billion (2007: HUF 150 billion). A 5 percentage point rise in market interest rate would cause (ceteris paribus) the interest payment to increase by approx. HUF 8.7 billion annually on the Group loan portfolio(1) (2007: 7.5 billion), while the same decrease of interest rates would cause the same decrease in interest payments.

(1)
Assuming parallel increase/decrease in the yield curve, and it is supposed that every deposits/loans are rolled over during calculation relating to the sensitivity analysis in this chapter.

        Excess cash of the Group's Hungarian operations is primarily used to repay loans, however, significant amount of cash of the Group's Macedonian and Montenegrin subsidiaries are held in local banks. These amounts are deposited primarily on fixed interest rate terms in order to minimize exposure to market changes that would potentially adversely change the cashflow from these instruments.

        The Group's forint denominated deposits amounted to HUF 29.5 billion at the end of 2008, reducing the impact of the above 5 percentage point change in interest rates by HUF 1.5 billion on the Group's financials.

        Macedonian subsidiaries of Magyar Telekom had bank deposits of HUF 64.1 billion as of December 31, 2008 (2007: 75.8 billion), therefore a 5 percentage point rise in market interest rate would cause (ceteris paribus) the interest received to increase by approx. HUF 3.2 billion annually (2007: 3.8 billion), while the same decrease would cause the same decrease in interest received.

        Montenegrin subsidiaries of Magyar Telekom had HUF 19.8 billion deposit as of December 31, 2008 (2007: HUF 19 billion), a 5 percentage point rise in market interest rate would cause (ceteris paribus) the interest received to increase by approx. HUF 1.0 billion annually (2007: HUF 1.0 billion), while the same decrease would cause the same decrease in interest received.

        As a result of the volatile international capital and securities markets, a higher fluctuation of the interest rates is also possible, the exposure to which is mitigated by the balanced portfolio of fixed and variable interest rate borrowings (see above). Sensitivities have been disclosed for a movement of 5 percentage points but extraordinary market conditions may cause extreme volatility on money markets, which can result in even higher than 5 percentage point change in interest rates.

(c)   Other price risk

        As of December 31, 2008 and 2007, Magyar Telekom did not hold any material investments, which could be affected by risk variables such as stock exchange prices or other indices.

3.1.2  Credit risk

        Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3    FINANCIAL RISK MANAGEMENT (Continued)

        The maximum exposure to credit risk as at the balance sheet dates are represented by the carrying amounts of the financial assets that are carried in the balance sheet. Guarantee agreements reducing the maximum exposure to credit risk as of the reporting date are described later in this section.

        The following table represents Magyar Telekom's maximum exposure to credit risk as at December 31, 2007 and 2008.

	At December 31,
	2007	2008
	(in HUF millions)
Cash and cash equivalents	47,666	66,680
Bank deposits with original maturities over 3 months	58,053	59,300
Trade receivables	95,478	93,201
Finance lease receivables	21,569	23,082
Employee loans	4,610	4,383
Dividend receivables from joint ventures	—	2,033
Trade receivables over one year	619	414
Derivative financial instruments	57	1,011
Loans to third parties	1,334	949
Financial assets available for sale	690	282
Other current financial assets	636	2,375
Other non-current financial assets	841	763

	231,553	254,473

        The vast majority of credit risks may arise in respect of Cash and cash equivalents, Bank deposits with original maturities over 3 months and Trade receivables.

        According to the Group's risk management policy Magyar Telekom Group companies deposit the excess cash only in banks rated at least BBB+ (or equivalent), or make efforts to get guarantees for the deposits from banks rated at least BBB+. Moreover, Magyar Telekom prefers to deposit in banks which grants loans for Magyar Telekom to make possible the compensation of debts and loans in case of the default of the bank.

        Cash and cash equivalents and Bank deposits with maturities over 3 months held by the Hungarian members of the Group are primarily denominated in HUF and concentrations of credit risk are limited as Magyar Telekom places its cash with substantial credit institutions. Further, excess HUF cash is used for repayment of the HUF denominated loans and borrowings, or is deposited at partner banks which grant loans for Magyar Telekom, therefore, the credit risk related to HUF cash is very limited.

        Cash and cash equivalents and Bank deposits with maturities over 3 months held by the Macedonian subsidiaries are primarily denominated in MKD and EUR, while the Montenegrin subsidiaries possess Cash and cash equivalents and Bank deposits with maturities over 3 months primarily denominated in EUR. Cash and cash equivalents and Bank deposits with maturities over 3 months deposited in these countries run higher counterparty risk, due to the small amount of internationally substantial financial institutions in those countries. However the bank deposits in Montenegro (HUF 19.8 billion as at December 31, 2008) are fully covered with bank guarantees issued by international financial institutions rated at BBB+ or above, while part of the bank deposits in Macedonia (HUF 13.2 billion out of the total

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3    FINANCIAL RISK MANAGEMENT (Continued)

HUF 64.1 billion deposits as at December 31, 2008) is also covered with bank guarantees. Credit risk related to bank deposits is further limited by the diversification of the deposits among several independent credit institutions determinant on the local market.

        Concentrations of credit risk relating to trade receivables are limited due to the large number of customers comprising the Group's customer base and their dispersion across many different industries and geographic areas.

        The following table contains the carrying amount of trade receivables broken down by segments.

Trade receivables

	At December 31,
	2007	2008
	(in HUF millions)
T-Mobile	49,172	46,299
T-Home	33,399	32,565
T-Systems	12,194	13,694
Headquarters	713	643

	95,478	93,201

        The amounts in the table above are shown net of provisions for impairment losses of approximately HUF 26 billion (see Note 7.2). Impairment losses are charged primarily based on past experience of defaults on payments. The annual impairment charge has historically been under 1% of the consolidated revenues. Changes in customer payment behavior in the future may result in higher impairment losses. Each additional 1 percentage point of uncollectible revenue would result in additional impairment charges of approximately HUF 7 billion.

        T-Systems has primarily large business customers, while T-Home and T-Mobile have a combination of business and residential customers. There's no significant difference between the recoverability of the segments' receivables.

        There are varying credit checking practices applied across the members of the Group. The majority of customers are located in Hungary. For these customers the Company follows the following practice. Credit checking for T-Home and T-Mobile customers at the time of the service request is carried out automatically by the credit checking application of the Sales Department. A variety of checks including checking the SOS list of faulty IDs, the bankruptcy list, the internal database of risky installation locations, the collection history of the past 6 months, the outstanding debt and the joint database of debtors of the Hungarian mobile operators are performed depending on the service to be used.

        In case of T-Systems, customer managers call a hotline of the Business Customer Care group to check if the customer has outstanding debts. As of January 1, 2009, the Fraud Detecting System was implemented, which is used to monitor extreme usage and fraudulent behavior of customers not only for mobile but also for fixed-line and Internet services.

        Dunning procedures for T-Home, T-Mobile and T-Systems are run automatically by the billing systems including SMS, telephone calls, reminder letters, pseudo disconnections, termination letters and disconnections. We apply varying and customized reminder procedures to the different customer groups in

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3    FINANCIAL RISK MANAGEMENT (Continued)

which varying deadlines and minimum overdue amounts are applied. After the termination of the contract and depending on the expected success of the process, we combine the different collection steps of involving external partners, selling the outstanding debt or initiating legal proceedings. All parts of the process are regulated by internal directives.

        Trade and other receivables and one finance lease receivable had to be impaired in the reported years, but no other financial assets had to be impaired as they are neither past due nor are there any signs of impairment.

3.1.3  Liquidity risk

        Liquidity risk is the risk that an entity may encounter difficulty in meeting obligations associated with financial liabilities.

        Prudent liquidity risk management implies maintaining sufficient Cash and cash equivalents and Bank deposits as well as available funding through adequate amount of committed credit lines. The Group Treasury's management aims at maintaining flexibility in funding by keeping committed credit lines available. The available free credit line amounted to 44.8 billion as at December 31, 2008 (2007: HUF 48.4 billion), and the Company also had uncommitted credit lines from several Hungarian Banks as at December 31, 2008. In addition to the above, Deutsche Telekom confirmed its readiness to finance Magyar Telekom Group's budgeted financing needs until the end of June 2010. Despite the fact that this has not been formulized in a contract, it can be considered as a "quasi shelf facility".

        The average maturity of Magyar Telekom's debt portfolio was 2.58 years as at December 31, 2008 (2007: 2.58 years), both of which are in line with the predefined liquidity management limit range of keeping the average maturity of the debt portfolio between 2 and 3 years.

        The following two tables summarize the maturity structure of Magyar Telekom's financial liabilities including the interest payable on those liabilities as of December 31, 2008 and 2007.

December 31, 2008	Total	within 1 year	1 to 5 years	after 5 years
	(in HUF millions)
Trade payables	92,340	92,340	—	—
Dividend payable	290	290	—	—
Financial liabilities to related parties	434,404	126,703	248,606	59,095
Bank loans	59,379	37,227	22,152	—
Finance lease liabilities	7,148	1,721	3,534	1,893
Nonconvertible bonds and debentures	193	71	—	122
Other financial liabilities	5,812	5,270	541	1

Total other financial liabilities	72,532	44,289	26,227	2,016

Total cashflows	599,566	263,622	274,833	61,111

Open swap positions' gross cash flows
Gross cash outflow in HUF million	11,275	6,191	5,084	—
Gross cash inflow in EUR million	43	23	20	—

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3    FINANCIAL RISK MANAGEMENT (Continued)

December 31, 2007	Total	within 1 year	1 to 5 years	after 5 years
	(in HUF millions)
Trade payables	87,989	87,989	—	—
Dividend payable	151	151	—	—
Financial liabilities to related parties	343,997	41,290	266,219	36,488
Bank loans	101,253	43,292	57,865	96
Finance lease liabilities	5,269	1,146	3,149	974
Nonconvertible bonds and debentures	194	71	—	123
Other financial liabilities	5,359	1,532	3,827	—

Total other financial liabilities	112,075	46,041	64,841	1,193

Total cashflows	544,212	175,471	331,060	37,681

Open swap positions' gross cash flows
Gross cash outflow in HUF million	9,179	3,860	5,319	—
Gross cash inflow in EUR million	36	15	21	—
Open forward positions' gross cash flows
Gross cash inflow in HUF million	17,500	17,500	—	—
Gross cash outflow in EUR million	69	69	—	—

        The variable interest payments arising from the financial instruments were calculated using the last interest rates fixed before December 31, 2008.

3.2   Capital risk management

        The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

        The Company's management proposes to the owners (through the Board) of the Company to approve dividend payments or adopt other changes in the Company's equity capital in order to optimize the capital structure of the Group. This can be effectuated by adjusting the amount of dividends paid to shareholders, returning capital to shareholders by capital reductions, selling or buying back own shares. Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as Net debt divided by Equity (including Minority interest) and Net debt. Net debt is calculated as:

  •
  Current and non current financial liabilities to related parties (without accrued interest)—Note 16

  •
  plus Other current and non current financial liabilities (without accrued interest)—Note 17

  •
  less Cash and cash equivalents—Note 6

  •
  less Other current financial assets—Note 8.1.

        During 2007 and 2008, the Group's strategy as approved by the Board was to maintain a gearing ratio within 30% to 40%. The gearing ratio at December 31, 2008 was 29.7% (2007: 31.0%).

        In addition to the above, according to the Hungarian Companies Act, Magyar Telekom Plc. has to ensure that the Company's Equity does not fall below its Common stock, i.e. the total of the reserves

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3    FINANCIAL RISK MANAGEMENT (Continued)

should not be negative. The Company is far in compliance with this regulation, and no such statutory regulation exists for consolidated equity.

        The capital, which the Group manages, amounted to HUF 600.3 billion on December 31, 2008 (2007: HUF 581.7 billion).

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

4.1   Useful lives of assets

        The determination of the useful lives of assets is based on historical experience with similar assets as well as any anticipated technological development and changes in broad economic or industry factors. The appropriateness of the estimated useful lives is reviewed annually, or whenever there is an indication of significant changes in the underlying assumptions. We believe that this is a critical accounting estimate since it involves assumptions about technological development in an innovative industry and heavily dependent on the investment plans of the Group. Further, due to the significant weight of depreciable assets in our total assets, the impact of any changes in these assumptions can be material to our financial position, and results of operations. As an example, if Magyar Telekom was to shorten the average useful life of its assets by 10%, this would result in additional annual depreciation and amortization expense of approximately HUF 11 billion (2007: HUF 12 billion). See Notes 12 and 13 for the changes made to useful lives in 2008.

        The Group constantly introduces a number of new services or platforms including, but not limited to, the UMTS based broadband services in the mobile communications and the fiber-to-the-home rollout. In case of the introduction of such new services, the Group conducts a revision of useful lives of the already existing platforms, but in the vast majority of the cases these new services are designed to co-exist with the old platforms, resulting in no change-over to the new technology. Consequently, the useful lives of the older platforms usually do not require shortening.

4.2   Estimated impairment of goodwill

        Goodwill is no longer amortized, but tested for impairment annually or more frequently. As all of our subsidiaries are either not listed on stock exchanges or there is no active market for their shares, the recoverable amounts of the business units and reportable segments are calculated based on fair value less cost to sell determined by the discounted projected cashflows of these units over the next ten years with a terminal value. This is highly judgmental, which carries the inherent risk of arriving at materially different recoverable amounts if estimates used in the calculations would prove to be inappropriate. The Group has an implemented policy to make the impairment test based on a 10-year cashflow projection on reasonable and supportable assumptions that present the management's best estimate on market participants' assumptions and expectations considering recent similar transactions and industry benchmarks.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4    CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Continued)

        Goodwill is allocated to the reportable segments (T-Home, T-Mobile and T-Systems). The T-Home and the T-Mobile segment consist of national cash generating units operating in Hungary, Macedonia and Montenegro.

        In order to determine the recoverable amounts of the segments, the Group calculates the segments' fair values less cost to sell. In the calculations, Magyar Telekom uses a range of weighted average cost of capital (WACC) before tax depending on the country of operations and the sub-sector of telecommunications. Perpetual growth rate (PGR) estimates used also depend on the country of operations and the sub-sector of telecommunications. The WACCs are determined based on CAPM (capital asset pricing model) using the average betas of the peer group, 10 year zero coupon yields and a debt ratio in line with the usual indebtedness of listed peer telecommunications companies, while the PGRs used are in line with the long-term average growth rate for the telecommunications sector.

        The table below summarizes the WACCs and PGRs used in the fair value calculations of the National operations of the Group's segments in order to determine whether the goodwill allocated to the segments have been impaired.

Cash generating unit

	WACC (%)		PGR (%)
	2007	2008	2007	2008
T-Home Hungary	11.72	12.40	1.0	1.0
T-Home Macedonia	10.64	10.80	0.0	0.0
T-Home Montenegro	10.41	10.74	-1.0	-1.0
T-Mobile Hungary	12.66	12.99	2.0	2.0
T-Mobile Macedonia	11.61	11.14	2.0	2.0
T-Mobile Montenegro	11.33	11.07	0.5	0.5
T-Systems	13.41	13.23	1.0	1.0

        The table below includes a sensitivity analysis that shows how much impairment should be recognized as at December 31, 2008 for the goodwill allocated to the segments if we had used 21% lower cashflows than used in the calculations, or a WACC of 15% or a PGR of -10% for all units, leaving the other assumptions unchanged (ceteris paribus). Any combination of these hypothetical changes would result in higher amounts of impairment. The percentages disclosed in the sensitivity analyses are the first round percentages where impairment would occur (e.g. while impairment would occur using a 15% WACC, no impairment occurs yet using a 14% WACC).

Sensitivity analysis of goodwill impairment calculations in 2008

	Cashflows (-21%)	WACC (15%)	PGR (-10%)
(in HUF millions)
T-Home	(2,608)	(3,793)	(1,617)
T-Mobile	—	—	—
T-Systems	—	—	—

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4    CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Continued)

        The above calculations and sensitivity analyses were prepared as of December 31, 2008 to reflect the most recent assumptions also including the potential impacts of the credit crunch and the resulting downturn of the real economy.

4.3   Estimated impairment of property, plant and equipment, and intangibles

        We assess the impairment of identifiable property, plant, equipment and intangibles whenever there is a reason to believe that the carrying value may materially exceed the recoverable amount and where impairment of value is anticipated. The calculations of recoverable amounts are primarily determined by value in use calculations, which use a broad range of estimates and factors affecting those. Among others, we typically consider future revenues and expenses, technological obsolescence, discontinuance of services and other changes in circumstances that may indicate impairment. If impairment is identified using the value in use calculations, we also determine the fair value less cost to sell (if determinable), to calculate the exact amount of impairment to be charged. As this exercise is highly judgmental, the amount of a potential impairment may be significantly different from that of the result of these calculations.

4.4   Estimated impairment of trade and other receivables

        We calculate impairment for doubtful accounts based on estimated losses resulting from the inability of our customers to make required payments. For the largest customers and other telecommunications service providers, impairment is calculated on an individual basis, while for other customers it is estimated on a portfolio basis, for which we base our estimate on the aging of our account receivables balance and our historical write-off experience, customer credit-worthiness and recent and expected changes in our customer payment terms. These factors are reviewed periodically, and changes are made to the calculations when necessary. In addition, we consider also the nature of the business (residential, business, fixed line, mobile, internet, cable TV, etc.) and the environment in which the Group's entities operate in the various markets. The estimates also involve assumptions about future customer behavior and the resulting future cash collections. If the financial condition of our customers were to deteriorate, actual write-offs of currently existing receivables may be higher than expected and may exceed the level of the impairment losses recognized so far. See also Note 3.1.2.

4.5   Provisions

        Provisions in general are highly judgmental, especially in case of legal disputes. The Group assesses the probability of an adverse event as a result of a past event and if the probability of an outflow of economic benefits is evaluated to be more than fifty percent, the Group fully provides for the total amount of the estimated liability (see also Note 2.10). The assessment of the probability is highly judgmental, as—for example—in Hungary there are very few cases where the appealed NCAH decisions have been finally concluded by the Supreme Court. Further, in Macedonia, there is also a lack of sufficient history for CPC decisions appealed against at the Administrative Court. In order to determine the probabilities of an adverse outcome, the Group uses internal and external legal counsels.

4.6   Subscriber acquisition costs

        Subscriber acquisition costs primarily include the loss on the equipment sales (revenues and costs disclosed separately) and fees paid to subcontractors that act as agents to acquire new customers. The Group's agents also spend a portion of their agent fees for marketing the Group's products, while a certain

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4    CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Continued)

part of the Group's marketing costs could also be considered as part of the subscriber acquisition costs. The up-front fees collected from customers for activation or connection are marginal compared to the acquisition costs. These revenues and costs are recognized when the customer is connected to the Group's fixed or mobile networks. No such costs or revenues are capitalized or deferred. These acquisition costs (losses) are recognized immediately as they are not accurately separable from other marketing costs. Among these, net losses on equipment sales of the Group amounted to HUF 19.2 billion in 2008 (2007: HUF 15.9 billion), while agent fees amounted to HUF 8.8 billion in 2008 (2007: HUF 8.4 billion). The Group's marketing costs amounted to HUF 22.1 billion in 2008 (2007: HUF 20.2 billion).

5    BUSINESS COMBINATIONS

5.1   Acquisitions in 2008

5.1.1  Cable TV networks

        In 2008 Magyar Telekom acquired a number of cable TV networks for HUF 687 million in individually insignificant transactions. All these acquisitions qualified as business combinations of the T-Home segment of the Group. The purchase price of these networks in most cases included connected customers, while in the remaining few cases the network was fully completed with immediate capability of connecting customers to them. The purchase prices paid for these networks also included goodwill representing the networks' potential of acquiring additional customers and conveying additional services.

        The carrying values of assets and liabilities acquired through these individually insignificant business combinations at the time acquisition substantially equaled their fair values, which, as well as the considerations paid, are disclosed in the table below in aggregate amounts.

Carrying values
(in HUF millions)
Purchase price of ownership acquired	687
Additional costs directly attributable to the business combination	—

Consideration paid	687
Net assets acquired	555

Goodwill	132

Net assets acquired:
Receivables	4
Property, plant and equipment	522
Intangible assets	104
Income taxes payable	(30)
Trade and other payables	(14)
Net deferred tax liability	(31)

555

        The total purchase price was paid in 2008.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5    BUSINESS COMBINATIONS (Continued)

5.2   Acquisitions in 2007

5.2.1  MobilPress

        In December 2006, Magyar Telekom agreed to acquire a 100% stake in MobilPress for HUF 600 million plus the dividend to be declared for 2006 (max. HUF 50 million). The transaction was subject to the approval of the Hungarian Competition Authority. The transaction was closed on January 25, 2007, and MobilPress has been consolidated since that date, included in the T-Home segment, while the goodwill is disclosed in the T-Mobile segment. MobilPress is one of the major Hungarian mobile content providers and manages, among others, the t-zones portal, with revenues of approx. HUF 1.5 billion in 2006.

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

5.2.2  T-Systems Hungary (TSH)

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

1,752

5.3   Acquisitions in 2006

5.3.1  Orbitel

        On November 29, 2005 Magyar Telekom concluded an agreement to acquire a 100% stake in Orbitel for EUR 7.85 million (HUF 1,944 million). Orbitel is a Bulgarian alternative telecommunications and internet service provider offering countrywide voice and data services to the business community utilizing IP technology. In 2005, the company generated revenues of EUR 11.5 million. Orbitel has been consolidated from the date of the financial closing, February 3, 2006, and is included in the T-Home segment.

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

5.3.2  Dataplex

        On December 12, 2005 Magyar Telekom agreed to acquire a 100% stake in Dataplex Kft. for HUF 5.1 billion. Dataplex is a major player in the Hungarian IT hardware co-location market with revenues of around HUF 1.3 billion in 2005. The financial closing of the transaction took place following the approval by the Hungarian Competition Authority, on April 5, 2006, from which date Dataplex has been consolidated in the T-Home segment of the Group.

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

5.3.3  KFKI Group

        In June 2006 Magyar Telekom signed a share purchase agreement to acquire the 100% ownership of KFKI-LNX Zrt., one of the leading Hungarian IT companies for a purchase price of HUF 8.2 billion plus an optional earn-out payment of HUF 1.5 billion dependent on the 2006 financial performance. The acquisition was closed on September 15, 2006, from which date KFKI Group has been consolidated in the T-Systems segment of the Group. In 2005, KFKI Group's revenues amounted to approximately HUF 17 billion. KFKI-LNX had two 100% owned subsidiaries, ICON and IQSYS.

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

5.3.4  iWiW, Adnetwork, MFactory

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

        The above companies have been consolidated in the T-Home segment of the Group from the dates control was taken over by the Group.

        In December 2006, Magyar Telekom acquired a 75.05% stake in MFactory, one of the leading Hungarian mobile content producers and aggregators for HUF 469 million. In addition, the Company also had an option to increase its stake in MFactory to 100% from 2009, while MFactory's minority owners had a put option for their shares. The Group considered this combination of the options to be of a liability nature (in an amount of HUF 166 million), therefore MFactory is consolidated as a 100% subsidiary in the T-Home segment of the Group, while the initial goodwill arising on the business combination is allocated to the T-Mobile segment. MFactory's revenues amounted to HUF 190 million in 2006.

        The fair values of the net assets of iWiW, Adnetwork and MFactory were estimated to equal their carrying values. The carrying values of the net assets of the above companies acquired in individually immaterial business combinations are disclosed in their aggregate amounts in the table below.

Carrying values
(in HUF millions)
Purchase price of ownership acquired	1,767
Further purchase price payable	176
Costs directly attributable to the business combinations	1

Consideration paid	1,944
Net assets acquired	83

Goodwill	1,861

Net assets acquired:
Cash	12
Receivables	73
Intangible assets	53
Income tax payable	(5)
Trade and other payables	(50)

83

        Magyar Telekom acquired the outstanding shares of MFactory in 2008 for additional payment of HUF 75 million. The amount of the remaining payable as at December 31, 2008 depends on the final agreement between the seller and Magyar Telekom to be concluded later in 2009.

5.3.5  MKT—own shares

        In June 2006, MKT acquired 10% of its own shares at a public auction held by the Macedonian Government (the minority owner) for EUR 60.9 million (HUF 16,579 million including additional costs). Following the share repurchase transaction, Magyar Telekom's voting rights in MKT increased from 51.0% to 56.7%, while the Macedonian Government's share of ownership fell to 36.8%, with the rest of the shares

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5    BUSINESS COMBINATIONS (Continued)

owned by smaller minority shareholders. The difference between the purchase price of the shares and the decrease in the minority interests was recognized as goodwill in an amount of HUF 1,724 million, all allocated to the T-Mobile segment.

5.4   Pro forma information on business combinations

        The following pro forma information shows the most important financial data of the Group, including the subsidiaries acquired as if they had been consolidated from the beginning of the financial year in which the acquisition was made, and also how much the business combinations contributed to the reported figures since the acquisition date.

	2006	2007	2008
	(in HUF millions)
Revenues
Reported	671,196	676,661	673,056
Pro forma—if consolidated from beginning of year	684,099	676,661	673,145
Current year contribution since date of business combination in the year of acquisition	12,465	4,969	53
Net income
Reported	75,453	60,155	93,008
Pro forma—if consolidated from beginning of year	76,267	60,155	93,019
Current year contribution since date of business combination in the year of acquisition	191	(1,812)	7

5.5   Disposals of subsidiaries

        In 2008 the Group sold its 100% investment in MontMak. In 2007 the Group sold the total of its 51% ownership in Montenegrocard. In 2006 the Company sold the total of its 72% ownership in Cardnet. The results of the above transactions have been recognized as Other operating income in the years of disposal (Note 26). These subsidiaries conducted non-core operations and were insignificant to the Group, their disposal was not so significant that they would constitute discontinued operations or disposal groups.

6    CASH AND CASH EQUIVALENTS

        Cash and cash equivalents include cash on hand and in banks, and all highly liquid deposits and securities with original maturities of three months or less, and exclude all overdrafts. These financial assets are exposed to credit risks, for which see more details in Note 3.1.2. No impairment had to be recognized for any of these balances in the reported years.

	At December 31,
	2007	2008
	(in HUF millions)
Cash on hand	1,487	1,462
Cash in banks and other cash equivalents	46,179	65,218

	47,666	66,680

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7    TRADE AND OTHER RECEIVABLES

7.1   Trade and other receivables—carrying amounts

		At December 31,
		2007	2008
		(in HUF millions)
Trade receivables from third parties		88,588	87,092
Receivables from Deutsche Telekom Group companies		6,878	5,903
Receivables from associates and joint ventures		12	206

Trade receivables	(a)	95,478	93,201
Prepayments and advance payments		4,674	6,902
Other taxes receivable		1,204	744
Other		2,220	1,048

Other receivables		8,098	8,694

		103,576	101,895

(a)   Age profile of Trade receivables

        The following tables show the age profile of the Group's receivables by segments by days outstanding (past due). The carrying amounts of past due receivables are shown net of impairment losses charged as of the balance sheet dates.

			of which past due by
	Carrying amount as of Dec 31, 2008
Trade receivables		of which not past due	less than 30 days	30 - 60 days	61 - 90 days	91 - 180 days	181 - 360 days	Over 360 days
	(in HUF millions)
T-Mobile	46,299	35,777	6,585	1,174	530	941	955	337
T-Home	32,565	22,396	6,392	1,306	844	982	490	155
T-Systems	13,694	11,918	1,032	279	145	283	32	5
Headquarters	643	459	138	29	4	4	8	1

Total	93,201	70,550	14,147	2,788	1,523	2,210	1,485	498

			of which past due by
	Carrying amount as of Dec 31, 2007
Trade receivables		of which not past due	less than 30 days	30 - 60 days	61 - 90 days	91 - 180 days	181 - 360 days	Over 360 days
	(in HUF millions)
T-Mobile	49,172	39,373	6,818	1,202	501	726	453	99
T-Home	33,399	24,035	5,498	1,304	794	1,165	360	243
T-Systems	12,194	9,940	1,715	237	111	129	35	27
Headquarters	713	629	35	19	19	6	5	—

Total	95,478	73,977	14,066	2,762	1,425	2,026	853	369

        The vast majority of past due trade receivables are partly or fully impaired depending on the period of delay of payments. Only insignificant amounts of past due trade receivables are not impaired based on past

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7    TRADE AND OTHER RECEIVABLES (Continued)

experience of payment behavior of certain business customers. As these amounts are not significant, these are not disclosed separately.

        Non past due receivables are not assessed collectively for impairment, but in case of bankruptcy of the customer non past due receivables may have to be partly or fully impaired, the amount of which is not significant, therefore, not disclosed separately.

7.2   Impairment losses

        Impairment losses are recognized for Trade and other receivables from third parties and one finance lease receivable in 2007. The tables below show the impairment loss and changes therein for 2007 and 2008.

	At December 31,
	2007	2008
	(in HUF millions)
Impairment loss, beginning of period	28,781	30,263
Charged to expense—net (included in Other operating expenses)	5,136	4,353
Utilized, and translation difference	(3,654)	(8,304)

Impairment loss, end of period	30,263	26,312

Closing balance of impairment losses by segment	2008
(in HUF millions)
T-Mobile	12,903
T-Home	12,208
T-Systems	1,175
Headquarters	26

Group	26,312

        The closing balance as at December 31, 2007 included the impairment charged for a finance lease receivable (disclosed in Note 8) in an amount of HUF 1,500 million. This impairment loss was released in 2008 as the negotiations with the customer resulted in an agreed schedule of the termination of the contract and the recovery of the finance lease receivable is ensured. The reversal has been recognized as a reduction to the Bad debt expense in 2008.

8    OTHER FINANCIAL ASSETS

        Other financial assets include receivables due within 12 months from the balance sheet date (current) and due after 12 months from the balance sheet date (non current). These financial assets are exposed to credit risks, for which see more details in Note 3.1.2. Other than a finance lease receivable (Note 7.2) none of these financial assets had to be impaired in any of the reported years.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8    OTHER FINANCIAL ASSETS (Continued)

8.1   Other current financial assets

		At December 31,
		2007	2008
		(in HUF millions)
Bank deposits with original maturities over 3 months		58,053	59,300
Finance lease receivable	(a)	4,011	3,718
Loans and receivables from employees	(b)	861	798
RDC receivable	(c)	152	189
Derivative financial instruments	(d)	57	1,011
Dividend receivable from joint ventures	(e)	—	2,033
Other		297	1,449

		63,431	68,498

8.2   Other non current financial assets

		At December 31,
		2007	2008
		(in HUF millions)
Finance lease receivable	(a)	17,558	19,364
Loans and receivables from employees	(b)	4,233	4,018
RDC receivable	(c)	841	763
Trade receivables over one year	(f)	619	414
Financial assets available-for-sale	(g)	690	282
Other		1,036	1,253

		24,977	26,094

(a)
See Note 32.3 for more information on Finance lease receivable.

(b)
Loans and receivables from employees primarily represent the housing loans provided to the employees of the Group. There are no past due employee receivables, and the loans are pledged with mortgage.

(c)
RDC receivable represents Crnogorski Telekom's receivable from the Government of Montenegro originating from the Share Transfer Agreement on the sale of ownership in the Radio Difuzni Centar (RDC) entered into in 2004.

(d)
Derivative financial instruments include the fair value of open currency forwards and cross-currency interest rate swaps.

(e)
Dividend receivable from joint ventures includes the amount of dividend due from ITMH.

(f)
Trade receivables over one year mainly includes receivables from customers paying over 1-2 years in installments for telecommunications equipment sold.

(g)
Financial assets available for sale include insignificant investments in equity securities.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9    INCOME TAX

9.1   Income tax expense

        The table below shows the tax expenses charged in the 3-year period presented in the income statement.

	For the year ended December 31,
	2006	2007	2008
	(in HUF millions)
Corporate income tax	6,423	7,795	9,941
Other income taxes	8,529	9,321	9,462
Deferred income taxes	9,268	9,105	8,295

Total income tax expense	24,220	26,221	27,698

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

9.3   Tax rate reconciliation

        The reconciliation between the reported income tax expense and the theoretical amount arising by applying the statutory income tax rates is as follows:

		For the year ended December 31,
		2006	2007	2008
		(in HUF millions)
IFRS profit before income tax		111,684	99,277	133,291

Tax at 16%		(17,869)	(15,884)	(21,327)
Impact of different tax rates	(a)	(323)	(4,088)	(1,512)
Tax on items not subject to tax	(b)	2,405	1,650	2,278
Tax on non deductible items	(c)	(1,955)	(1,107)	(2,134)
Impact of tax incentives	(d)	778	—	—
Other income taxes	(e)	(8,529)	(9,321)	(9,462)
Impact of tax deductibility of other income taxes	(f)	2,701	2,873	2,883
Withholding tax	(g)	(2,034)	(1,684)	(1,111)
(De)/recognized deferred tax on tax losses	(h)	(255)	73	1,436
Broadband tax credit accretion	(i)	861	1,267	1,251

Income tax expense		(24,220)	(26,221)	(27,698)

(a)   Impact of different tax rates

        The corporate tax rate in Hungary was 16% in the first 8 months of 2006. As of September 1, 2006 a so called Solidarity tax was introduced in Hungary, which is an extra 4% tax on a base very similar to the corporate tax base, therefore included in the corporate tax expense, with fewer adjusting items from

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9    INCOME TAX (Continued)

accounting profit before tax to arrive at the tax base. The tax rate reconciliation for all 3years includes 16%, while the difference arising due to the introduction of the Solidarity tax is included in this line of the reconciliation.

        The Group is also present in foreign countries where the tax rate is generally lower than in Hungary. The tax rate in Macedonia was 15% in 2006, which was reduced to 12% in 2007 and to 10% in 2008. Deferred tax balances have been recalculated accordingly. The corporate tax rate is 9% in Montenegro, 16% in Romania, 10% in Bulgaria, and 25% in the Ukraine.

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

(d)   Tax incentives

        Tax incentives included the tax impact of qualifying investments in property, plant and equipment in Macedonia, which could be utilized as a reducing item in the calculation of the corporate tax base until 2006. After 2006 this opportunity is no longer available.

(e)   Other income taxes

        Other income taxes include certain local and central taxes levied in Hungary on the companies' net margins, determined at a substantially higher level than the corporate tax base, but with substantially lower tax rates. As the first line of the reconciliation calculates theoretical tax expense calculated using the corporate tax rate, the Hungarian local business tax and the innovation fee impose additional tax expenses for the Hungarian entities of the Group.

(f)    Deductibility of other income taxes from the corporate tax base

        The above described Hungarian other income taxes are deductible expenses for corporate tax purposes. In addition, 100% of the local business tax paid is deductible further from the corporate tax base in the presented three years.

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

(h)   (De)/recognized deferred tax on tax losses

        Deferred tax asset is recognized on tax losses only to the extent that the realization of the related tax benefit is probable. Deferred tax assets on tax losses that will probably not be recovered are un/de-recognized. On the other hand, when the recoverability of the previously un/derecognized tax losses becomes probable, these deferred tax assets are recognized.

(i)    Broadband investment tax credit accretion

        Broadband investment tax credit accretion shows the increase of the net present value of the investment tax credit deriving from the utilization of the tax credits in year(s) following the year of recognition.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9    INCOME TAX (Continued)

9.4   Deferred taxes

        Magyar Telekom's deferred tax balances are as follows:

	Balance at Dec. 31, 2006	Income statement effect	Other movements	Balance at Dec. 31, 2007	Income statement effect	Other movements	Balance at Dec. 31, 2008
	(in HUF millions)
Deferred tax assets and (liabilities)
Investment tax credits	14,300	(4,273)	3,561	13,588	1,873	350	15,811
Net operating loss carry-forward	1,217	(676)	—	541	741	—	1,282
Investments in subsidiaries	(1,200)	(213)	—	(1,413)	(12)	—	(1,425)
Withholding tax	(2,034)	(1,606)	—	(3,640)	402	—	(3,238)
Other financial assets	(307)	322	(23)	(8)	(173)	—	(181)
Impairment of receivables, inventory	3,050	(488)	—	2,562	(1,604)	—	958
Property, plant and equipment and intangible assets	(9,041)	(641)	211	(9,471)	(9,499)	(108)	(19,078)
Goodwill	(4,126)	(2,965)	—	(7,091)	(1,198)	—	(8,289)
Trade and other payables	363	(781)	—	(418)	546	—	128
Loans and other borrowings	279	(156)	—	123	439	—	562
Deferred revenue	—	293	—	293	531	—	824
Provisions for liabilities and charges	1,427	2,079	—	3,506	(341)	—	3,165

Total net deferred tax asset/(liability)	3,928	(9,105)	3,749	(1,428)	(8,295)	242	(9,481)

Of which deferred tax liability after netting	(5,647)			(2,714)			(11,071)
Of which deferred tax asset after netting	9,575			1,286			1,590
Items included in other movements
Investment tax credit recognized against cost of PPE			3,561			350
AFS financial assets—valuation differences recognized in equity			(23)			35
Currency translation adjustment arising on consolidation			211			(112)
Arising on business combinations			—			(31)

			3,749			242

        The Group consists of a number of legal entities, most of which have deferred tax assets and liabilities. The assets and liabilities are netted by legal entity so that one legal entity has either a deferred tax asset or a liability and the consolidated balance sheet includes these items accordingly.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9    INCOME TAX (Continued)

        The Group's net deferred tax liability balance is HUF 9,481 million which includes a high amount of individual deferred tax asset and liability items (see in the above table). Of these items, approximately HUF 6,078 million net deferred tax is expected to reverse in 2009 (deferred tax asset is HUF 6,282 million and deferred tax liability is HUF 204 million). The above items exclude deferred tax items expected to arise in 2009.

        Deferred tax arising on investment tax credits are recognized against the cost of the related investment.

        Deferred tax arising on the revaluation of available-for-sale financial assets recognized directly in equity is also recognized directly in equity.

        Temporary differences associated with investments in subsidiaries for which deferred tax liabilities or assets have not been recognized amounted to a net liability of HUF 3,211 million at December 31, 2008 (2007: net asset of HUF 2,964 million).

        If the Group's Macedonian subsidiaries distributed all their distributable reserves in the form of a dividend, the Group would have to pay HUF 2,562 million withholding tax, and deferred tax liability with the same amount is recognized as at December 31, 2008. If the Group's Montenegrin subsidiaries distributed all their distributable reserves in the form of a dividend, the Group would have to pay HUF 967 million withholding tax in addition to the amount for which a deferred tax liability is recognized as at December 31, 2008 (HUF 676 million). As the Group can control the timing and the form of the dividends, deferred tax liabilities have only been recognized to the extent of the planned dividend distributions of the subsidiaries' retained earnings (undistributed results of 2005 - 2008) in the foreseeable future.

        Deferred tax assets are recognized for tax loss carry forwards only to the extent that realization of the related tax benefit is probable. There is no tax loss expiring in 2009 for which a deferred tax asset has been recognized. As of December 31, 2008, the balance of recognized tax losses is HUF 9,978 million of which HUF 8,088 million is not subject to statutory limitations. For tax losses in an amount of HUF 1,984 million no deferred tax asset was recognized as at December 31, 2008.

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

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9    INCOME TAX (Continued)

        The following table shows the details of the tax credits in HUF millions:

Earned in year	Amount of qualifying broadband investment	Amount of tax credit earned	Accretion recognized in tax expense to date	Tax credit utilized	Tax credit carried forward at December 31, 2008
2003	6,197	2,613	1,119	(3,732)	—
2004	6,735	3,111	1,122	(1,126)	3,107
2005	14,438	5,730	1,001	(2,162)	4,569
2006	15,127	4,335	723	(469)	4,589
2007	12,777	2,919	240	(92)	3,067
2008	2,291	479	—	—	479

Total	57,565	19,187	4,205	(7,581)	15,811

			Expires in	2015	7,676
				2016	4,589
				2017	3,067
				2018	479

					15,811

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

10    INVENTORIES

	At December 31,
	2007	2008
	(in HUF millions)
Cables, wires and other materials, work-in-progress and advances	3,125	2,964
Inventory for resale	8,454	10,703

Subtotal	11,579	13,667
Less allowances for obsolete inventory	(927)	(376)

	10,652	13,291

        The Inventory for resale balance as at December 31, 2008 includes hardware and software assets in an amount of HUF 1,851 million which had been sold in a finance lease contract to a major business customer from 2001, which terminated the contract for the assets and the related services as of December 31, 2008.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10    INVENTORIES (Continued)

In December 2008 the Group concluded a contract for the sale of these assets in a finance lease transaction in January 2009. The Group discloses these assets as inventory as at December 31, 2008 as the assets were neither leased to the old customer any more, nor sold to the new customer yet.

11    NON CURRENT ASSETS HELD FOR SALE

        Non current assets held for sale include land and buildings identified for sale, which is expected within 12 months, as a result of the continuing improvement of utilization of properties and headcount reductions.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12    PROPERTY, PLANT AND EQUIPMENT—NET

	Land and related rights	Buildings	Telecom. equipment	Other equipment	Total
	(in HUF millions)
At January 1, 2007
Cost	6,654	124,145	972,654	154,113	1,257,566
Accumulated depreciation	(2,038)	(25,467)	(557,176)	(115,160)	(699,841)

Carrying amount	4,616	98,678	415,478	38,953	557,725
Of which held for sale					(6,825)

					550,900

Carrying amount—January 1, 2007	4,616	98,678	415,478	38,953	557,725
Exchange differences	4	74	180	750	1,008
Additions due to business combinations	—	2	366	123	491
Additions due to asset retirement obligations	—	—	83	—	83
Investments	24	13,560	51,297	10,944	75,825
Disposals	—	(3,229)	(454)	(1,705)	(5,388)
Impairment charge	—	(94)	(32)	—	(126)
Depreciation charge	(143)	(2,286)	(79,147)	(8,918)	(90,494)
Reclassifications	267	(7,680)	25,741	(18,328)	—

Carrying amount—December 31, 2007	4,768	99,025	413,512	21,819	539,124
At December 31, 2007
Cost	6,687	127,522	1,057,554	98,645	1,290,408
Accumulated depreciation	(1,919)	(28,497)	(644,042)	(76,826)	(751,284)

Carrying amount	4,768	99,025	413,512	21,819	539,124
Of which held for sale					(4,393)

					534,731

Carrying amount—January 1, 2008	4,768	99,025	413,512	21,819	539,124
Exchange differences	49	725	2,660	320	3,754
Additions due to business combinations	—	—	522	—	522
Additions due to asset retirement obligations	—	2,303	1,111	—	3,414
Investments	257	6,880	67,337	11,015	85,489
Disposals	—	(2,683)	(867)	(416)	(3,966)
Impairment charge	—	—	—	—	—
Depreciation charge	—	(4,357)	(70,588)	(7,928)	(82,873)
Reclassifications	294	(294)	—	—	—

Carrying amount—December 31, 2008	5,368	101,599	413,687	24,810	545,464
At December 31, 2008
Cost	7,276	133,605	1,109,442	102,775	1,353,098
Accumulated depreciation	(1,908)	(32,006)	(695,755)	(77,965)	(807,634)

Carrying amount	5,368	101,599	413,687	24,810	545,464
Of which held for sale					(1,775)

					543,689

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12    PROPERTY, PLANT AND EQUIPMENT—NET (Continued)

        The closing balance of Property, plant and equipment (PPE) includes assets in the course of construction in an amount of HUF 32,601 million as at December 31, 2008 (2007: HUF 27,633 million). In the table above the assets in course of construction are shown in the categories where the capitalization is expected.

        Additions due to business combinations include the fair value of the assets acquired by Magyar Telekom through business combinations in the reported years.

        Additions due to asset retirement obligations represent the amounts recognized as part of the carrying amounts of the constructed assets against a provision for asset retirement obligation in the reported year (Note 19.6).

        Investments represent the regular investing activity in PPE assets. These additions are shown net of the investment tax credit related to broadband investments of HUF 350 million in 2008 (2007: HUF 3,561 million). For more details, see Note 9.4.

        Impairment losses charged in 2007 relate to the WLAN assets deployed in rural areas of Hungary. It was established that the recoverable amount of these assets (grouped in a CGU) based on the value in use calculations was lower than the carrying amount. Value in use was determined using discounted cashflow analyses. The discount rates used were 11.6% to 12.0%. No impairment was identified in 2008.

        Reclassifications between PPE in 2007 categories are the result of the unification of disclosure of PPE of the fixed line and mobile business from January 1, 2007, after the merger of the Company and T-Mobile HU. A large number of various assets were reclassified to ensure consistent disclosures between the business units. No major reclassifications were made in 2008. The impact of reclassifications on depreciation expense was not material.

        Included in buildings are assets sold and leased back under finance lease conditions. At December 31, 2008 the gross book value of the leased back assets is HUF 2,739 million (2007: HUF 2,460 million) and the net book value is HUF 1,450 million (2007: HUF 1,407 million).

        Included mainly in buildings and telecom equipment are assets leased under finance lease conditions (other than sale and lease back). At December 31, 2008 the gross book value of the finance leased assets is HUF 2,646 million (2007: HUF 2,593) and the net book value is HUF 1,813 million (2007: HUF 1,828 million).

        Included in telecommunications equipment at December 31, 2008 are assets leased under operating lease contracts to customers with a gross book value of HUF 1,759 million (2007: HUF 7,029 million) and net book value of HUF 1,122 million (2007: HUF 2,514 million). Depreciation for the year of these assets amounted to HUF 469 million (2007: HUF 808 million). The future minimum lease payments receivable under these contracts are disclosed in Note 32.4.

        HUF 3,263 million of PPE has restricted titles as at December 31, 2008 (2007: HUF 3,235 million), which serve as pledges for finance leases.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12    PROPERTY, PLANT AND EQUIPMENT—NET (Continued)

        The reviews of the useful lives of property, plant and equipment during 2008 affected the lives of a large number of assets including primarily the telecommunications equipment of both the fixed line and mobile operations. The revision results in the following change in the original trend of depreciation.

	2008	2009	2010	2011	After 2011
	(in HUF millions)
Increase/(decrease) in depreciation	(7,147)	(7,771)	(2,048)	1,374	15,592

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13    INTANGIBLE ASSETS—NET

	Goodwill	Software	Concessions and licenses	Other	Total
	(in HUF millions)
At January 1, 2007
Cost	245,149	118,264	40,705	25,328	429,446
Accumulated amortization	—	(77,860)	(13,480)	(6,366)	(97,706)

Carrying amount	245,149	40,404	27,225	18,962	331,740
Carrying amount—January 1, 2007	245,149	40,404	27,225	18,962	331,740
Exchange differences	185	41	1,629	9	1,864
Additions due to business combinations	520	384	1,214	21	2,139
Investments	—	15,441	11,564	1,005	28,010
Disposals	—	—	(1,505)	(46)	(1,551)
Impairment	—	—	—	—	—
Amortization charge	—	(18,243)	(3,020)	(3,712)	(24,975)
Reclassifications	458	3,142	(102)	(3,498)	—

Carrying amount—December 31, 2007	246,312	41,169	37,005	12,741	337,227
At December 31, 2007
Cost	246,312	135,990	54,262	23,243	459,807
Accumulated amortization	—	(94,821)	(17,257)	(10,502)	(122,580)

Carrying amount	246,312	41,169	37,005	12,741	337,227

Carrying amount—January 1, 2008	246,312	41,169	37,005	12,741	337,227
Exchange differences	346	357	298	250	1,251
Additions due to business combinations	132	—	—	104	236
Investments	—	19,680	2,525	255	22,460
Disposals	—	—	—	(235)	(235)
Impairment	—	—	—	—	—
Amortization charge	—	(16,263)	(3,464)	(3,520)	(23,247)
Reclassifications	—	—	—	—	—

Carrying amount—December 31, 2008	246,790	44,943	36,364	9,595	337,692
At December 31, 2008
Cost	246,790	155,513	50,096	22,663	475,062
Accumulated amortization	—	(110,570)	(13,732)	(13,068)	(137,370)

Carrying amount	246,790	44,943	36,364	9,595	337,692

        Additions due to business combinations include the fair value of assets acquired by Magyar Telekom through business combinations in the reported years and the goodwill arising on these business combinations.

        Investments represent the regular investing activity in intangible assets.

        The amortization expense as well as the impairment losses of intangible assets including goodwill is accounted for in the depreciation and amortization line of the income statement.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13    INTANGIBLE ASSETS—NET (Continued)

        The reviews of the useful lives of intangible assets during 2008 affected the lives of a large number of assets including primarily the billing and other operation support systems of both the fixed line and mobile operations. The revision of the useful lives of these assets results in the following change in the original trend of depreciation.

	2008	2009	2010	2011	After 2011
	(in HUF millions)
Increase/(decrease) in depreciation	(2,623)	(1,432)	1,125	1,150	1,780

        The Group regularly carries out an impairment test on goodwill in the last quarter of the financial years. We established in all cases that the carrying amount of goodwill allocated to the segments did not suffer impairment as the recoverable amounts of the segments based on fair values determined using discounted projected cashflows proved to be higher than the carrying values. Consequently, no goodwill impairment was charged in any of the reported years. The cashflows attributable to the national CGUs were projected for the coming ten years with terminal values determined. See also Note 4.2. Goodwill is tested for impairment at segment level. The goodwill allocated to the T-Mobile segment is added to the carrying amounts of the national CGUs of the T-Mobile segment and to the relevant portion of the allocated carrying amounts of the GHS segment. The aggregate of these is compared with the total of the recoverable amounts of the national CGUs of the T-Mobile segment. The method is the same for the T-Home segment. In T-Systems, being as one CGU, the carrying amount of the segment (including the allocated goodwill) and the allocated carrying amounts of the GHS segment are compared with the recoverable amount of the T-Systems segment.

14    INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	For the year ended December 31,
	2007	2008
	(in HUF millions)
Opening balance	5,771	4,936
TSH becomes a subsidiary (Note 5.2.2)	(1,689)	—
Share of associates' and joint ventures' profits	934	1,341
Dividends	(72)	(2,141)
Sale of T-Systems RIC	(11)	—
Additions	3	—

Closing balance	4,936	4,136

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14    INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Continued)

        The following table shows the total assets and liabilities as at December 31, 2008, and revenues and profit for the year ended December 31, 2008 of the major associates and joint ventures of the Group.

	Hunsat	IKO- Telekom Média Holding	Magyar RTL
	(in HUF millions)
Total assets	1,288	7,864	29,351
Total liabilities	1,001	4,067	14,861
Revenues	3,387	—	35,614
Profit for the year	186	74	4,920

        Magyar Telekom signed a strategic co-operation agreement with IKO Production Kft, the other 50% owner of IKO-Telekom Média Holding (ITMH) in April 2008 to split the investments of ITMH and gain full control of ITMH's two independent content service provider subsidiaries, IKO New Media (IKO NM) and IKO Content & Rights (IKO CR), both being the 100% owned subsidiaries of ITMH. According to the co-operation agreement, the properties of ITMH will be split between the owners by way of a demerger; as a result of which Magyar Telekom gains 100% ownership over IKO NM and IKO CR, while the Holding including the 31% stake in M-RTL will remain with IKO Production. IKO NM is one of the leading companies in the Hungarian interactive service market, and is the service provider of telecommunications applications for M-RTL. In addition, IKO NM produces TV shows and is one of the largest aggregators of premium rate telecommunications services in Hungary. IKO CR is an aggregator in the content outsourcing market. The transaction is subject to the approval of M-RTL's other shareholders.

15    OTHER NON CURRENT ASSETS

        Other non current assets mainly include long-term prepaid employee benefits.

16    FINANCIAL LIABILITIES TO RELATED PARTIES

        Related party loans are taken from Deutsche Telekom International Finance (DTIF), the treasury vehicle of Deutsche Telekom Group, and are denominated in HUF.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16    FINANCIAL LIABILITIES TO RELATED PARTIES (Continued)

        The table below shows the details of the loans outstanding as at December 31, 2008 and the related accrued interest.

	Carrying amount (HUF millions)	Interest rate (%)	Fixed/ variable	Repayable
	9,486	12.35	variable	Jan 2009
	5,000	9.68	fixed	Sep 2009
	25,000	9.61	fixed	Oct 2009
	28,000	9.15	variable	Oct 2009
	20,000	7.55	fixed	Oct 2009

Due within 1 year	87,486
Accrued interest	8,845

	96,331
	9,486	12.35	variable	Jan 2010
	10,060	8.17	fixed	Jul 2010
	20,121	8.18	fixed	Jul 2010
	9,486	12.35	variable	Jan 2011
	25,000	9.30	variable	Apr 2011
	34,384	7.75	fixed	Jul 2011
	9,487	12.35	variable	Jan 2012
	40,000	11.93	variable	May 2012
	9,487	12.35	variable	Jan 2013
	25,000	7.26	fixed	Oct 2013
	50,586	8.30	fixed	May 2015

Due after 1 year	243,097

	339,428

        The table below shows the carrying amounts and fair values of the related party loans.

	At December 31,
	2007		2008
	Book value	Fair value	Book value	Fair value
	(in HUF millions)
At fixed rate	199,000	206,958	190,151	194,861
At variable rate	75,432	75,432	140,432	140,432

Total related party loans	274,432	282,390	330,583	335,293

        The weighted average interest rate on related party loans was 9.39% in 2008 (7.95% in 2007, 8.45% in 2006). The majority of the Group's related party loans is subject to fixed interest rates that are exposed to fair value risk as it is stated in the table above. Any decrease of market interest rates would result in an increase of the fair value of the fixed interest liabilities.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17    OTHER FINANCIAL LIABILITIES

		At December 31,
		2007	2008
		(in HUF millions)
Bank loans	(a)	40,506	33,246
Finance lease payable (Note 32.1)		659	1,018
Accrued interest		1,474	1,246
Other		2,027	1,113

Total other financial liabilities—current		44,666	36,623

Bank loans	(a)	52,204	19,313
Finance lease payable (Note 32.1)		2,711	3,474
Other		123	123

Total other financial liabilities—non current		55,038	22,910

(a)   Bank loans

	As at December 31,
	2007	2008
	(in HUF millions)
Current bank loans	40,506	33,246
Non current bank loans	52,204	19,313

Total bank loans	92,710	52,559

Bank loans analyzed by currency are as follows:
HUF	81,130	39,515
EUR	11,484	13,044
Other	96	—

	92,710	52,559

        Principal repayments of bank loans fall due as follows:

	Maturity as at December 31,
Year	2007	2008
	(in HUF millions)
Within 1 year	40,506	33,246
1-5 years	52,108	19,313
After 5 years	96	—

	92,710	52,559

        Loans totaling HUF 2,277 million at December 31, 2008 are revolving loans (2007: HUF 30,136 million) which can be prepaid at any time and may be drawn down in one to six month rolling periods.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17    OTHER FINANCIAL LIABILITIES (Continued)

        The following table shows the weighted average interest rates of bank loans as at December 31, 2008.

Maturities of bank loans	2009	2010	2011	2012	2013	There- after	Total
	(in HUF millions, except percentages)
Bank loans (HUF denominated)
At variable rate	27,527	988	—	—	—	—	28,515
Average interest rate (%)	10.55	10.73	—	—	—	—	10.56
At fixed rate	—	—	11,000	—	—	—	11,000
Average interest rate (%)	—	—	7.83	—	—	—	7.83

Total	27,527	988	11,000	—	—	—	39,515

Bank loans (EUR denominated)
At variable rate	—	2,277	—	—	—	—	2,277
Average interest rate (%)	—	5.07	—	—	—	—	5.07
At fixed rate	5,719	3,954	1,094	—	—	—	10,767
Average interest rate (%)	4.74	4.65	4.40	—	—	—	4.67

Total	5,719	6,231	1,094	—	—	—	13,044

Total bank loans	33,246	7,219	12,094	—	—	—	52,559

        The weighted average interest rate on bank loans was 8.54% in 2008 (7.41% in 2007, 7.86% in 2006).

        The following table compares the carrying values and the fair values of the Group's bank loans.

	At December 31,
	2007		2008
	Book value	Fair value	Book value	Fair value
	(in HUF millions)
HUF denominated bank loans
At fixed rate	11,000	12,067	11,000	11,768
At variable rate	70,130	70,130	28,515	28,515

	81,130	82,197	39,515	40,283
EUR denominated bank loans
At fixed rate	8,444	8,617	10,767	11,069
At variable rate	3,040	3,040	2,277	2,277

	11,484	11,657	13,044	13,346
Bank loans denominated in other currencies (BGN)
At fixed rate	—	—	—	—
At variable rate	96	96	—	—

	96	96	—	—

Total bank loans	92,710	93,950	52,559	53,629

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

(b)   Credit facilities

        At December 31, 2008, Magyar Telekom had un-drawn committed credit facilities of HUF 44,833 million. These credit facilities, should they be drawn down, are subject to an interest rate of LIBOR, BUBOR and commercial floating bank prime rates plus a margin depending on the currency and institution providing the facilities.

18    TRADE PAYABLES

	At December 31,
	2007	2008
	(in HUF millions)
Payable to DT Group companies	7,524	5,850
Payable to associates and joint ventures	9	7
Other trade payables	78,513	86,483

	86,046	92,340

        In order to maintain consistency with the current year presentation, certain items have been reclassified of the 2007 year end balances between Trade payables and Other current liabilities in an amount of HUF 1,943 million.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19    PROVISIONS

	Severance	Customer loyalty programs	Legal cases	MTIP	Fixed to mobile IC fees	ARO	Other	Total
	(in HUF millions)
January 1, 2007	4,053	2,035	2,652	189	4,590	1,106	1,912	16,537
Acquired through business combinations	—	—	—	—	—	—	179	179
Amounts utilized	(3,589)	(645)	(443)	—	—	—	(2,258)	(6,935)
Amounts reversed	—	—	(99)	(158)	—	—	(70)	(327)
Accretion	—	—	—	—	—	55	—	55
Additions	14,258	1,064	3,542	24	2,394	83	2,823	24,188

December 31, 2007	14,722	2,454	5,652	55	6,984	1,244	2,586	33,697

Amounts utilized	(10,988)	(1,801)	(199)	(175)	—	(72)	(558)	(13,793)
Amounts reversed	(62)	—	(1,469)	—	(8,499)	—	(1,464)	(11,494)
Exchange rate difference	31	25	246	—	—	—	14	316
Accretion	—	—	—	—	—	70	—	70
Additions	6,061	1,565	2,683	356	1,515	3,414	2,262	17,856

December 31, 2008	9,764	2,243	6,913	236	—	4,656	2,840	26,652

Of which current	8,853	1,393	4,371	—	—	104	2,514	17,235
Of which non current	911	850	2,542	236	—	4,552	326	9,417

        Magyar Telekom does not expect any reimbursement with regards to the provisions recognized, therefore, no related assets have been recognized in the financial statements.

19.1 Severance

        The majority of the provision for severance as at December 31, 2008 relates to the employee terminations in 2009 in relation to the further organizational changes in Magyar Telekom Plc. The provision for severance as at December 31, 2007 mostly related to the major restructuring of Magyar Telekom Plc's operations from January 1, 2008, and impacted all functions of the Company.

        1,910 employees were dismissed in 2008 (2007: 1,704), related to which severance payments were made. The balance of provision as at December 31, 2008 relates to 738 employees (2007: 813) working in various functions of the Group.

        The total payments made in relation to employee termination in 2008 amounted to HUF 13,468 million, of which HUF 10,988 million was charged against the provision as at December 31, 2007, while the rest was recognized as employee related expense in 2008.

        The total payments made in relation to employee termination in 2007 amounted to HUF 14,663 million, of which HUF 3,589 million was charged against the provision as at December 31, 2006, while the rest was recognized as employee related expense in 2007.

19.2 Customer loyalty

        Provision for customer loyalty programs includes the fair value of discount credits earned by customers that have not been utilized. The provision is recognized against revenues.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19    PROVISIONS (Continued)

19.3 Legal cases

        Provisions for legal cases mainly include amounts expected to be paid to regulatory and competition authorities as well as to ex-employees and trading partners as a result of legal disputes. There are numerous legal cases for which provisions were recognized, none of which are individually material, therefore not disclosed. Further, the disclosure of any individual legal case could hurt the Group defending its position at various courts.

19.4 MTIP

        For more details on the Mid-term Incentive Plan see Note 24.1.3.

19.5 Fixed to mobile (F2M) interconnect fees

        The amount provided for in this category in prior years included amounts collected from Magyar Telekom Plc's customers, which were estimated as probably repayable to universal customers related to the reduced fixed to mobile termination charges, which was accounted for as a reduction of revenues.

        Pursuant to a decree, the Company had the obligation to decrease the F2M tariffs of the universal services subscribers by the amount of the decrease in the F2M termination rates. The Company did not fulfill this obligation because the mobile operators—referring to their lawsuits against the NCAH resolutions—did not, from a legal point of view, decrease the F2M termination rates, in their interconnection agreements with the Company.

        The NCAH called upon the Company to repay the difference to its universal customers regardless of the status of the above legal cases. In August 2008, the negotiations with NCAH resulted in a positive conclusion, whereby the NCAH accepted the Company's arguments that in other forms of compensation the Company had already passed on the required discounts to the customers. Even though the NCAH conclusion was limited to the year 2005, based on the NCAH's reasoning for the relief, management believes that the Company passed on the required discounts to its customers in the subsequent years of 2006-2008 as well. As a result of the above, management believed that the recognition of the provision was no longer necessary, and released to revenues the total amount of the provision accumulated in prior years.

19.6 Asset retirement obligations (ARO)

        Asset retirement obligations primarily exist in case of the telecommunications structures constructed on third parties' properties. In 2008, the Group conducted a revision of the probabilities of having to dismantle the constructed assets and having to remediate the landlords' and public premises after dismantling, and revised the projected cash outflows expected to be incurred to settle these obligations at the end of the useful life of the assets. As a result of the revision, the Group recognized an additional HUF 3,344 million provision in 2008 against an increase in the carrying amounts of the related assets.

19.7 Other provisions

        Other provisions include guarantee obligations and further other individually small items as well as provisions for onerous contracts.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20    OTHER CURRENT LIABILITIES

		At December 31,
		2007	2008
		(in HUF millions)
Deferred revenue and advances received		13,939	13,102
Other taxes and social security		13,327	9,925
Salaries and wages		9,500	8,136
EKG payable	(a)	1,943	3,476
Dividend payable to minorities		151	290
Other liabilities		5,060	2,281

		43,920	37,210

        In order to maintain consistency with the current year presentation, certain items have been reclassified of the 2007 year end balances between Trade payables and Other current liabilities in an amount of HUF 1,943 million.

21    OTHER NON CURRENT LIABILITIES

		At December 31,
		2007	2008
		(in HUF millions)
EKG payable	(a)	3,293	385
Other		2,504	198

		5,797	583

(a)
During 2005 the Company concluded an agreement with the Hungarian government for taking over the operation of the existing Electronic Governmental Backbone Network (EKG) for a period of 50 months. During the term of the agreement the Company committed to significant upgrades of the network and transferring it back to the government at the end of the term free of charge. During the term of the agreement, the Company has exclusivity in providing telecommunication services to the government institutions connected to the network. As the substance of the agreement is of a nature similar to a concession, the Company recognized an intangible asset (right) and a corresponding liability. The contract expires in 2009, with the last payments to be made in 2010.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22    REVENUE

	For the year ended December 31,
	2006	2007	2008
	(in HUF millions)
Fixed line revenues
Voice retail	182,280	159,772	151,033
Voice wholesale	28,691	30,319	21,494
Internet	49,733	57,796	59,823
Data	27,121	27,440	28,839
Multimedia	17,506	18,102	18,830
Equipment	4,249	5,395	7,058
Other fixed line revenues	9,607	10,509	12,818

Total Fixed line revenue	319,187	309,333	299,895
Mobile revenues
Voice	240,285	248,594	249,219
Non voice	40,258	45,068	50,936
Equipment	25,280	23,121	21,169
Other mobile revenues	21,507	8,984	10,441

Total Mobile revenue	327,330	325,767	331,765
System integration and IT revenue	24,679	41,561	41,396

Total revenue	671,196	676,661	673,056

23    EXPENSES DIRECTLY RELATED TO REVENUES

	For the year ended December 31,
	2006	2007	2008
	(in HUF millions)
Voice, data and internet related payments	91,102	86,244	79,076
Material cost of equipment sold	59,714	41,957	45,061
Payments to agents and other subcontractors	31,257	49,064	43,421

	182,073	177,265	167,558

        In order to maintain consistency with the current year presentation, certain items have been reclassified of the 2006 and 2007 expenses between Expenses directly related to revenues and Other operating expenses in an amount of HUF 1,480 million and HUF 3,920 million respectively.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24    EMPLOYEE RELATED EXPENSES

		For the year ended December 31,
		2006	2007	2008
		(in HUF millions)
Short term benefits		92,638	99,459	96,407
Share based payments	24.1	281	(134)	356
Termination benefits	19.1	6,523	25,332	8,510

Total before capitalization		99,442	124,657	105,273
Expenses capitalized		(4,189)	(4,481)	(4,953)

		95,253	120,176	100,320

Total costs expensed in relation to defined contribution plans (including social security)		21,737	28,791	23,376
Closing number of employees		12,341	11,723	10,438

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

        On July 1, 2002, the Company granted 3,964,600 options to participants of the stock option plan at an exercise price of HUF 933 for the first tranche (exercisable in 2003) and HUF 950 for the second and third tranches (exercisable in 2004 and 2005). As the Company's share price as quoted on the Budapest Stock Exchange on the grant date was HUF 833 per share, there was no intrinsic value to the options. The options had a life of five years from the grant date, meaning that the un-exercised options were forfeited without replacement or compensation on June 30, 2007.

        The option with respect to a maximum of one-third of the shares that could be purchased under the first tranche was exercisable from July 1, 2003 until the end of the term. The option with respect to a maximum of a further one-third of the shares that could be purchased under the second tranche was exercisable from July 1, 2004 until the end of the term. The option with respect to the rest of the shares that could be purchased under the third tranche was exercisable from July 1, 2005 until the end of the term.

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

        The average share price on the exercise dates in 2007 was HUF 985 (2006: HUF 1,060).

24.1.2    The former CEO's share option plan

        The former CEO of Magyar Telekom was granted share options in 2000, 2001, 2002, 2003 and 2004. The exercise price of the options was determined in US dollars and the options had no intrinsic values on the grant dates in 2000, 2001, 2002 and 2003, while those granted in 2004 had an intrinsic value of HUF 63 million. One third of the options granted vested after one year, another one third vested two years after the grant date, while the last third vested after three years. The options are exercisable for ten years after the grant date. The Group recognized compensation expense in an amount of HUF 36 million in 2006 among employee related expenses against equity (Reserve for equity settled share based transactions).

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

        The table below shows the details of the CEO's share options.

	Options granted in year
	2000	2001	2002	2003	2004	Total
Number of options granted (thousand)	103	250	303	619	1,462	2,737
Exercised (thousand)—in 2005	—	(250)	(303)	(413)	(487)	(1,453)
Exercised (thousand)—in 2006	—	—	—	(206)	(975)	(1,181)

Outstanding (thousand) at December 31, 2008	103	—	—	—	—	103
Exercisable (thousand) at December 31, 2008	103	—	—	—	—	103
Exercise price in USD	7.36	2.93	3.48	3.62	3.87
Remaining contractual life at December 31, 2008 (years)	1.5	—	—	—	—

24.1.3  Mid-term incentive plan (MTIP)

        In 2004 Magyar Telekom launched a Mid Term Incentive Plan (MTIP) for its top and senior management, whereby the targets to be achieved are based on the performance of the Magyar Telekom

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24    EMPLOYEE RELATED EXPENSES (Continued)

share. The MTIP is a cash settled long term incentive instrument which was planned to cover five years, with a new package being launched in each year, and with each tranche lasting for three years. At the beginning of the plan each participant has an offered bonus. This bonus will be paid out at the end of the plan, depending on the achievement of the two fixed targets, an absolute Magyar Telekom share specific and a relative Index target.

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

        The share price calculated according to the above are included in the table below. When determining the Group's liability, these target figures are weighted with the fair value factors of achieving these targets. The fair value factors are calculated using the Monte Carlo technique. The target figures are multiplied by the relevant fair value factors and these amounts are then accrued for the given tranche period. This technique aims to determine the fair values of the share options granted and present it in accordance with the accruals concept.

Tranche	Vesting period	MT Share price at the beginning of the vesting period	Fulfillment
1	January 1, 2004 - December 31, 2006	765	Only absolute target met
2	January 1, 2005 - December 31, 2007	843	Neither targets met
3	January 1, 2006 - December 31, 2008	949	Only relative target met
4	January 1, 2007 - December 31, 2009	1,013	—
5	January 1, 2008 - December 31, 2010	912	—

        The provision for the payments in relation to the MTIP program and the movements thereof are disclosed in Note 19.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25    OTHER OPERATING EXPENSES

	For the year ended December 31,
	2006	2007	2008
	(in HUF millions)
Materials, maintenance and service fees	71,586	69,034	72,858
Marketing	21,868	20,152	22,065
Fees and levies	14,919	15,640	16,000
Consulting, audit and other expert fees	11,301	12,818	10,960
Rental and operating lease	9,977	9,304	9,947
Bad debt expense	5,066	5,136	4,353
Other expenses	4,088	7,230	4,866

	138,805	139,314	141,049

        In order to maintain consistency with the current year presentation, certain items have been reclassified of the 2006 and 2007 expenses between Expenses directly related to revenues and Other operating expenses in an amount of HUF 1,480 million and HUF 3,920 million respectively.

        Consulting, audit and other expert fees among others include expenses incurred in relation to the audit of the standalone and consolidated financial statements of the Company by PricewaterhouseCoopers (PwC) as follows.

	For the year ended December 31,
	2006	2007	2008
	(in HUF millions)
Audit of the financial statements	713	765	500
Other audit related fees	316	176	108
Tax advisory fees	11	12	—
Other non audit related fees	42	—	—

Total expenses payable to PwC	1,082	953	608

        Audit of the financial statements in the above table are the aggregate fees of PwC in connection with the audit of our annual financial statements, reviews of quarterly reports and services performed in relation to legal obligations and submissions required by regulatory provisions.

        Other audit-related fees in the above table are the aggregate fees of PwC for services which are normally performed by the external auditor in connection with the auditing of the annual financial statements, e.g. advice on issues of accounting and reporting, which were not classified as audit services, and support with the interpretation of new accounting and reporting standards. Audit-related fees in 2008 also included HUF 108 million (2007: HUF 125 million) incurred relating to the ongoing investigation (Note 1.2).

        Tax advisory fees in the above table are fees of PwC for services relating to issues of domestic and international taxation (adherence to tax law, tax planning and tax consulting). Furthermore, services were commissioned for the assistance with tax audits and appeals, evaluations for taxation purposes, as well as assistance to tax law.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25    OTHER OPERATING EXPENSES (Continued)

        Other non audit related fees in the above table are fees of PwC primarily related to services like participation by Magyar Telekom employees in conferences and training sessions organized by PwC. There were no such fees incurred in 2007 and 2008.

26    OTHER OPERATING INCOME

	For the year ended December 31,
	2006	2007	2008
	(in HUF millions)
Compensation for renaming (Note 33.1)	1,435	229	676
Gain on sale of PP&E, Intangible assets and assets held for sale	2,140	3,203	2,126
Other operating income	—	569	1,447

	3,575	4,001	4,249

        Other operating income in 2008 also includes the gain realized on the sale of the Group's non-core subsidiary, MontMak (Note 5.5).

27    FINANCE EXPENSES

	For the year ended December 31,
	2006	2007	2008
	(in HUF millions)
Interest expense	27,271	31,147	32,540
Other finance expenses	2,831	4,039	4,659

	30,102	35,186	37,199

        Other finance expenses mainly include bank charges.

        Interest expense is shown net of interest capitalized in an amount of HUF 258 million in 2008 (using a rate of 8.3%). Comparative amounts were also not significant.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

28    FINANCE INCOME

	For the year ended December 31,
	2006	2007	2008
	(in HUF millions)
Gain/(losses) on the sale of financial instruments	1,190	828	(477)
Gains/(losses) on the valuation of derivative financial instruments	377	(139)	789
Net foreign exchange losses	(659)	(1,481)	(648)
Finance lease interest income	480	1,675	1,340
Interest and other finance income	3,304	4,334	5,887

	4,692	5,217	6,891

29    PURCHASE OF PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

	For the year ended December 31,
	2006	2007	2008
	(in HUF millions)
Investments in property, plant and equipment (Note 12)	73,443	75,825	85,489
Investments in intangible assets (Note 13)	16,458	28,010	22,460

Total investments in tangible and intangible assets	89,901	103,835	107,949
Recognition of investment tax credit (Note 9.4)	3,109	3,561	350
Change in payables relating to capital expenditures	3,780	(4,299)	7,740

	96,790	103,097	116,039

        The Group had no significant non cash transactions in any of the reported years.

30    PURCHASE OF SUBSIDIARIES AND BUSINESS UNITS

	For the year ended December 31,
	2006	2007	2008
	(in HUF millions)
Stonebridge/MKT	16,579	—	—
KFKI	9,840	—	—
Dataplex	5,148	—	—
Orbitel	1,982	—	—
Other	1,778	710	762

Total purchase of subsidiaries and business units	35,327	710	762

        Other items include the consideration paid for smaller business combinations and for additional shares of ownership in subsidiaries already consolidated. See also Note 5 for further details.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

31    SEGMENT INFORMATION

        The Group's primary presentation of its segments is along its lines of business.

        The T-Home segment is the primary fixed line telecommunications service provider in Hungary, Macedonia and Montenegro. To a lesser extent, T-Home is also present in Romania, Bulgaria and Ukraine, providing alternative telecommunications services.

        The T-Mobile segment provides digital mobile services in various frequency bandwidths in Hungary, Macedonia and Montenegro and also includes the professional mobile services provided by Pro-M in Hungary.

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

        Costs allocated to the segments include third party as well as inter-segment costs. Inter-segment costs between legal entities are charged on an arm's length basis, while inter-segment costs within Magyar Telekom Plc. are charged as internal services, the vast majority of which is also calculated on an arm's length basis. As a result, the costs directly incurred by, and allocated to, the segments include all the operating costs incurred for the operations of the segments.

        The segments' results are monitored to Operating profit. The financial results, the share of associates' and joint ventures' profits and tax expenses as well as the minority interests are not allocated to the segments, as these items are monitored at Group level.

        Assets allocated to the segments exclude Cash and cash equivalents, Other current financial assets and Non current financial assets and Current and Deferred tax assets, which are monitored at Group level. All other assets are allocated to the segments.

        Liabilities allocated to the segments exclude Financial liabilities and Current and Deferred tax liabilities, which are monitored at Group level. All other liabilities are allocated to the segments.

        Allocation of assets, liabilities, revenues and expenses remained consistent in the periods disclosed.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

31    SEGMENT INFORMATION (Continued)

31.1  Primary reporting format

        The following tables present a summary of operating results of the Group by business segment.

	For the year ended December 31,
	2006	2007	2008
	(in HUF millions)
Revenues
T-Home revenues from external customers	272,822	273,275	260,649
T-Home revenues from other segments	42,421	34,426	29,875

Total revenues of T-Home	315,243	307,701	290,524
T-Mobile revenues from external customers	327,330	325,724	331,765
T-Mobile revenues from other segments	22,236	21,146	17,675

Total revenues of T-Mobile	349,566	346,870	349,440
T-Systems revenues from external customers	63,423	75,034	77,761
T-Systems revenues from other segments	1,946	3,898	7,464

Total revenues of T-Systems	65,369	78,932	85,225
GHS revenues from external customers	7,621	2,628	2,881
GHS revenues from other segments	18,776	21,109	19,264

Total revenues of GHS	26,397	23,737	22,145
Less: Inter-segment revenue	(85,379)	(80,579)	(74,278)

Total revenue of the Group	671,196	676,661	673,056

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

31    SEGMENT INFORMATION (Continued)

	For the year ended December 31,
	2006	2007	2008
	(in HUF millions)
Depreciation and amortization
Impairment of tangible and intangible assets	2,457	—	—
Other depreciation and amortization	65,004	57,473	53,147

T-Home	67,461	57,473	53,147
Impairment of tangible and intangible assets	616	126	—
Other depreciation and amortization	46,559	47,323	41,243

T-Mobile	47,175	47,449	41,243
Impairment of tangible and intangible assets	—	—	—
Other depreciation and amortization	3,611	5,867	6,466

T-Systems	3,611	5,867	6,466
Impairment of tangible and intangible assets	—	—	—
Other depreciation and amortization	4,002	4,806	5,264

GHS	4,002	4,806	5,264

Total depreciation and amortization of the Group	122,249	115,595	106,120

Segment results (Operating profit)
T-Home	56,300	54,096	64,569
T-Mobile	92,772	101,855	107,168
T-Systems	12,134	5,966	17,165
GHS	(24,815)	(33,605)	(26,644)

Total operating profit of the Group	136,391	128,312	162,258

Additions to PPE and Intangible assets
Additions to Goodwill	6,317	—	132
Other additions due to business combinations	3,090	50	626
Addition due to ARO	972	83	1,111
Investments in tangible and intangible assets	37,602	39,350	52,542

T-Home	47,981	39,483	54,411
Additions to Goodwill	2,285	507	—
Addition due to ARO	—	—	2,303
Investments in tangible and intangible assets	40,236	55,903	45,706

T-Mobile	42,521	56,410	48,009
Additions to Goodwill	4,468	13	—
Other additions due to business combinations	6,177	2,060	—
Investments in tangible and intangible assets	5,853	3,316	3,337

T-Systems	16,498	5,389	3,337
Investments in tangible and intangible assets	6,210	5,266	6,364

GHS	6,210	5,266	6,364

Total Group	113,210	106,548	112,121

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

31    SEGMENT INFORMATION (Continued)

	As at December 31,
	2007	2008
	(in HUF millions)
Assets
Goodwill	33,174	33,347
Associates and joint ventures	4,933	4,133
Assets held for sale	636	488
Other assets	390,481	395,546

T-Home	429,224	433,514
Goodwill	208,275	208,580
Assets held for sale	—	1
Other assets	260,796	267,476

T-Mobile	469,071	476,057
Goodwill	4,863	4,863
Assets held for sale	739	739
Other assets	32,550	34,040

T-Systems	38,152	39,642
Associates and joint ventures	—	3
Assets held for sale	3,018	548
Other assets	62,418	62,111

GHS	65,436	62,662
Inter-segment elimination	(5,987)	(8,375)

Total segment assets	995,896	1,003,500
Unallocated assets	139,682	165,356

Total assets of the Group	1,135,578	1,168,856

Liabilities
T-Home	65,274	61,587
T-Mobile	58,348	60,452
T-Systems	20,127	17,111
GHS	34,829	21,509
Inter-segment elimination	(5,987)	(8,375)

Total segment liabilities	172,591	152,284
Unallocated liabilities	381,294	416,230

Total liabilities of the Group	553,885	568,514

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

31    SEGMENT INFORMATION (Continued)

31.2  Secondary reporting format

        Magyar Telekom's segments primarily operate in Hungary, Macedonia and Montenegro. The Group also has Fixed line operations in Romania, Bulgaria and Ukraine, which are shown in aggregated amounts in the table below. The geographical segment reporting information is included in the tables below.

	For the year ended December 31,
	2006	2007	2008
	(in HUF millions)
Revenues
Revenue generated in Hungary	565,770	565,750	556,856
Less: inter-segment revenue	(2,254)	(3,474)	(2,109)

Revenue from external customers—Hungary	563,516	562,276	554,747
Revenue generated in Macedonia	74,056	74,332	76,097
Less: inter-segment revenue	(760)	(525)	(141)

Revenue from external customers—Macedonia	73,296	73,807	75,956
Revenue generated in Montenegro	30,683	35,747	33,148
Less: inter-segment revenue	(229)	(491)	(105)

Revenue from external customers—Montenegro	30,454	35,256	33,043
Revenue generated in other countries	4,784	6,489	10,160
Less: inter-segment revenues	(854)	(1,167)	(850)

Revenue from external customers—other countries	3,930	5,322	9,310

Total revenue of the Group	671,196	676,661	673,056

Additions to PPE and Intangible assets
Additions to Goodwill	10,377	520	132
Other additions due to business combinations	9,138	2,110	626
Addition due to ARO	972	83	3,414
Investments in tangible and intangible assets	76,903	83,455	87,742

Hungary	97,390	86,168	91,914
Additions to Goodwill	1,724	—	—
Investments in tangible and intangible assets	7,340	9,880	15,710

Macedonia	9,064	9,880	15,710
Investments in tangible and intangible assets	3,541	6,974	3,750

Montenegro	3,541	6,974	3,750
Additions to Goodwill	969	—	—
Other additions due to business combinations	129	—	—
Investments in tangible and intangible assets	2,117	3,526	747

Other countries	3,215	3,526	747

Total Group	113,210	106,548	112,121

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

31    SEGMENT INFORMATION (Continued)

	As at December 31,
	2007	2008
	(in HUF millions)
Assets
Hungary	812,311	803,909
Macedonia	135,623	142,454
Montenegro	49,909	55,528
Other countries	8,352	8,064

Total	1,006,195	1,009,955
Inter-segment elimination	(10,299)	(6,455)

Total segment assets	995,896	1,003,500
Unallocated assets	139,682	165,356

Total assets of the Group	1,135,578	1,168,856

32    COMMITMENTS

32.1  Finance lease—Group as lessee

        Finance leases in 2007 and 2008 mainly relate to the sale and lease back of spaces in buildings accommodating telephone exchanges. In most cases the contract term of these leases is 5-10 years, and the contracts include renewal options but no purchase options.

        Future lease payments under finance leases related to sale and lease back transactions at December 31, 2007 and 2008 are as follows:

	At December 31, 2007			At December 31, 2008
	Present value	Interest component	Minimum lease payment	Present value	Interest component	Minimum lease payment
	(Amounts in HUF millions)
Within 1 year	222	324	546	265	438	703
1-5 years	872	866	1,738	1,154	1,211	2,365
After 5 years	561	247	808	699	331	1,030

Total	1,655	1,437	3,092	2,118	1,980	4,098

        Finance leases other than sale and lease back in 2007 and 2008 mainly relate to vehicles and IT equipment. In most cases the contract term of the leases is 3-5 years.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

32    COMMITMENTS (Continued)

        Future lease payments under finance leases other than sale and lease back transactions at December 31, 2007 and 2008 are as follows:

	At December 31, 2007			At December 31, 2008
	Present value	Interest component	Minimum lease payment	Present value	Interest component	Minimum lease payment
	(Amounts in HUF millions)
Within 1 year	437	163	600	753	265	1,018
1-5 years	1,131	280	1,411	864	305	1,169
After 5 years	147	19	166	757	106	863

Total	1,715	462	2,177	2,374	676	3,050

32.2  Operating lease—Group as lessee

        Operating lease commitments are mainly in respect of the rental of mobile cell sites, and to a lesser extent, related to buildings, network and other telecommunications facilities.

	At December 31,
	2007	2008
	(Amounts in HUF millions)
Within 1 year	7,360	6,741
1-5 years	19,801	17,798
After 5 years	15,668	14,945

Total	42,829	39,484

        The lease commitments represent a high amount of individually immaterial lease agreements, the terms of which vary on a wide range, spanning from 3 to 20 years with renewal options in most cases.

32.3  Finance lease—Group as lessor

        Finance leases primarily include the Tetra network constructed for the use of the Hungarian State, and to a lesser extent equipment provided to business customers as part of our outsourcing contracts where the Group is the service provider.

        Future lease receivables under finance leases at December 31, 2007 and 2008 are as follows:

	At December 31, 2007			At December 31, 2008
	Present value	Interest component	Minimum lease receipt	Present value	Interest component	Minimum lease receipt
	(Amounts in HUF millions)
Within 1 year	4,011	1,617	5,628	3,718	1,606	5,324
1-5 years	9,742	3,928	13,668	12,853	4,104	16,957
After 5 years	7,816	5,971	8,787	6,511	605	7,116

Total	21,569	6,514	28,083	23,082	6,315	29,397

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

32    COMMITMENTS (Continued)

        The interest component represents the unearned finance income. The present value due within one year is included in Other current financial assets, while the present value after one year is included in Other non current financial assets. The finance income accruing to the Group over the lease term is recognized in the income statement (Finance income).

        The unguaranteed residual values accruing to the benefit of the Group are insignificant.

32.4  Operating lease—Group as lessor

        The following table sets forth the future minimum lease payments receivable by the Group for the operating leases of towers and PBX (private business exchange) equipment where Magyar Telekom is the lessor.

At December 31, 2008
Minimum lease receipt
(Amounts in HUF millions)
Within 1 year	2,394
1-5 years	2,524
After 5 years	728

Total	5,646

32.5  Purchase commitments for tangible assets

        As of December 31, 2008, Magyar Telekom had contractual commitments for capital expenditures of HUF 6.5 billion (HUF 12.6 billion in 2007) with the majority falling due within one year.

32.6  Commitments related to the extended GSM license of T-Mobile HU

        The Company renewed its mobile concession contract for the use of the 900 MHz frequency band that expired on November 4, 2008 for an additional term of seven and a half years, as agreed with the Hungarian Government. At the same time, the Company agreed to carry out large-scale investment projects to further increase mobile broadband coverage. In addition to the payment of the HUF 10 billion concession fee, Magyar Telekom agreed with the Government to spend at least HUF 20 billion in 2008 and 2009 on further increasing mobile broadband coverage in Hungary. This agreement includes that 25% of the unfulfilled obligation would have to be paid as a penalty to the Government at the end of 2009 if Magyar Telekom did not increase the coverage as agreed. Management expects to fulfill the obligation by the end of 2009, and approximately HUF 9 billion had already been spent on this project by December 31, 2008.

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

        The Company's Hungarian operations were renamed in 2004 and 2005 The renaming continued in 2006 in Macedonia (T-Mobile) and in Montenegro (T-Home and T-Mobile) in 2007, and was completed in 2008 in Macedonia (T-Home). The expenditures incurred in connection with the launch and promotion of the new brands and the loss of value caused by discontinuing the old brands were compensated in value by Deutsche Telekom AG. The compensation received was recognized in the income statement (Other operating income).

        The table below summarizes the above related party transactions with DT group.

	2006	2007	2008
	(in HUF millions)
Revenues from telecom services provided to DT Group	7,127	6,729	16,035
Costs of services provided by DT Group	(13,016)	(11,881)	(20,759)
Other income from DTAG	1,435	229	676
Interest expense to DTIF	(21,389)	(23,301)	(26,986)
Dividend paid to MagyarCom GmbH	—	(88,296)	(45,690)
Dividend payable to MagyarCom GmbH	(45,074)	—	—
Accounts receivable from DT Group	7,991	6,878	5,903
Accounts payable to other DT Group companies	(6,207)	(7,524)	(5,850)
Accrued interests payable to DTIF	(3,756)	(5,210)	(8,845)
Loans payable to DTIF	(259,432)	(274,432)	(330,583)

        Deutsche Telekom has pledged its support for Magyar Telekom's financing needs through to June 30, 2010.

33.2  Governments

        Magyar Telekom provides services to Government departments and businesses in Hungary, Macedonia and Montenegro, but individually none of these customers represent a significant source of revenue.

33.3  Associates and joint ventures

        Hunsat is a joint venture founded by the Company (50%) and Antenna Hungária (50%). The revenues of Hunsat include commissions received from Hungarian telecommunications companies for the use of services of international satellite agencies. The operational transactions and balances with Hunsat are insignificant. Dividends received from Hunsat amounted to HUF 89 million in 2008 (2007: HUF 72 million, 2006: HUF 157 million).

        M-RTL is an associate of Magyar Telekom Group. M-RTL is a television broadcast company that sells airtime through media agencies to Magyar Telekom, and Magyar Telekom provides telecom services to M-RTL, but these inter-company services are not material. M-RTL declared dividends to Magyar Telekom directly and indirectly in an amount of HUF 825 million in 2008 (2007: HUF 750 million, 2006: HUF 605 million).

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

33    RELATED PARTY TRANSACTIONS (Continued)

33.4  Board and supervisory board members

        IKO-Telekom Média Holding (ITMH) is a joint venture holding company of Magyar Telekom and IKO Production Kft., with a 50-50% ownership. The transactions between the Group and ITMH are insignificant. Dividends declared by ITMH to the Company amounted to HUF 2,033 million in 2008, primarily representing the indirect dividends from M-RTL.

        The remuneration of the members of the Company's Board of Directors amounted to HUF 13 million in 2008 (2007: HUF 11 million, 2006: HUF 8 million). The remuneration of the members of the Company's Supervisory Board amounted to HUF 46 million in 2008 (2007: HUF 42 million, 2006: HUF 17 million).

33.5  Key management

        Key management has been identified as the members of the Group's Management Committee, which is the main operational decision making body of Magyar Telekom.

        The table below shows in total the compensation expenses (including social security and other payroll related taxes) incurred by the Group in relation to the key management.

	At December 31,
	2006	2007	2008
	(in HUF millions)
Salaries and other short-term employee benefits	647	978	1,063
Contractual termination expense	432	1,129	—
Share based compensation (Note 24.1)	112	(123)	80

	1,191	1,984	1,143

        The Group does not provide loans to its key management.

        In 2001, DT's shareholders approved the introduction of the 2001 Stock Option Plan, resulting in the granting of stock options in 2001 and 2002. 50 percent of the options granted to each beneficiary may only be exercised following the end of a vesting period of two years. The remaining 50 percent of the options granted to each beneficiary may be exercised after the end of a vesting period of three years. All options are vested as December 31, 2008. The exercise price of the 2001 option is EUR 30.00, the term of the options runs until August 12, 2011. The exercise price of the 2002 option is EUR 12.36, the term of the options runs until July 14, 2012. At the time they were granted, the options of the 2001 and 2002 tranches had no intrinsic value, but a fair value of EUR 4.87 and EUR 3.79 respectively. The Company's Chief Financial Officer (CFO), who was a senior manager of DT at the time of the stock option, is a participant of the 2002 tranche, having 6,510 share options. Magyar Telekom does not have any potential obligation deriving from the CFO's share options, and no expenses or liabilities have been recognized in the presented years as these options are not in the scope of IFRS 2 and IFRIC 11 according to the transitional rules.

        Further, the Company's CFO is also a participant of the 2004, 2005 and 2006 MTIP programs of DT, which are very similar to those of Magyar Telekom as described in Note 24.1.3, the difference being that the targets of the programs are tied to the performance of the DT shares. As of December 31, 2008, one

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

33    RELATED PARTY TRANSACTIONS (Continued)

performance target of the 2006 program of DT had been achieved. Consequently, the MTIP reward earned (EUR 66,000) shall be paid out by Magyar Telekom, as agreed with DT.

        Some members of the Key management are participants of the 2006, 2007 MTIP programs of Magyar Telekom; and all of them are participants in the 2008 MTIP program of Magyar Telekom. Some members of the former Key management are also participating in the 2006 MTIP program of Magyar Telekom. As of December 31, 2008, one performance target of the 2006 MTIP program of Magyar Telekom had been achieved. Consequently, 50% of the MTIP reward (HUF 55 million in total) shall be paid out by Magyar Telekom to the present and former members of Key management.

        In 2001 and 2002, Deutsche Telekom granted stock appreciation rights (SARs) to employees in countries where it was not legally possible to issue stock options. Magyar Telekom employees only participated in the 2001 program. Each individual SAR entitles the plan participant to receive an amount in cash subject to these terms and conditions. Magyar Telekom does not have any potential obligation deriving from that contract, since Deutsche Telekom will pay the compensation, if any, to the participants, and further, the fair value of the SARs as at December 31, 2008 is estimated to be zero. No member of the current key management is a participant of the SAR program, but former members of the key management were participants of the 2001 SAR program.

34.    DISCLOSURES ON FINANCIAL INSTRUMENTS

34.1  Categories of financial assets and liabilities

34.1.1  Financial assets

        The tables below shows the categorization of financial assets as at December 31, 2008 and 2007.

	Financial assets
December 31, 2008	Loans and receivables	Held-to- maturity	Available- for-sale	Held for trading	Carrying amount 2008	Fair value 2008
	(in HUF millions)
Cash and cash equivalents	66,680	—	—	—	66,680	66,680
Bank deposits with original maturities over 3 months	59,300	—	—	—	59,300	59,300
Trade receivables	93,201	—	—	—	93,201	93,201
Trade receivables over one year	414	—	—	—	414	396
Employee loans	4,383	—	—	—	4,383	4,148
Derivative financial instruments	—	—	—	1,011	1,011	1,011
Loans to third parties	949	—	—	—	949	949
Dividend rec. from joint ventures	2,033	—	—	—	2,033	2,033
Other current financial assets	2,375	—	—	—	2,375	2,375
Financial assets AFS	—	—	282	—	282	282
Other non current financial asset	763	—	—	—	763	687

Total	230,098	—	282	1,011	231,391	231,062

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

34.    DISCLOSURES ON FINANCIAL INSTRUMENTS (Continued)

	Financial assets
December 31, 2007	Loans and receivables	Held-to- maturity	Available- for-sale	Held for trading	Carrying amount 2007	Fair value 2007
	(in HUF millions)
Cash and cash equivalents	47,666	—	—	—	47,666	47,666
Bank deposits with original maturities over 3 months	58,053	—	—	—	58,053	58,053
Trade receivables	95,478	—	—	—	95,478	95,478
Trade receivables over one year	619	—	—	—	619	595
Employee loans	4,610	—	—	—	4,610	4,879
Derivative financial instruments	—	—	—	57	57	57
Loans to third parties	1,334	—	—	—	1,334	1,334
Other current financial assets	636	—	—	—	636	636
Financial assets AFS	—	—	690	—	690	690
Other non current financial asset	841	—	—	—	841	897

Total	209,237	—	690	57	209,984	210,285

        All financial instruments are recognized initially at fair value. More details on subsequent measurement of financial instruments are provided in Note 2.4.

        Cash and cash equivalents, trade receivables, dividend receivable from joint ventures, other current financial assets and loans to third parties mainly have short times to maturity. For this reason, their carrying amounts at the reporting date approximate their fair values.

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

        Finance lease receivables (2008: HUF 23,082 million, 2007: HUF 21,569 million) meet the criteria of a financial instrument, but these are recognized and measured according to IAS 17—Leases, therefore not included in the tables above, but in Note 32.3.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

34.    DISCLOSURES ON FINANCIAL INSTRUMENTS (Continued)

34.1.2  Financial liabilities

        The table below shows the categorization of financial liabilities as at December 31, 2008 and 2007.

	Financial liabilities
December 31, 2008	Measured at amortized cost	Held for trading	Carrying amount	Fair value
	(in HUF millions)
Financial liabilities to related parties (including accrued interest)	339,428	—	339,428	344,137
Bank loans (including accrued interest)	53,805	—	53,805	54,875
Trade payables	92,340	—	92,340	92,340
Dividend payable	290	—	290	290
Nonconvertible bonds and debentures	193	—	193	193
Other current financial liabilities	4,988	—	4,988	4,988
Other non current financial liabilities	386	—	386	345

Total	491,430	—	491,430	497,168

	Financial liabilities
December 31, 2007	Measured at amortized cost	Held for trading	Carrying amount	Fair value
	(in HUF millions)
Financial liabilities to related parties (including accrued interest)	279,642	—	279,642	287,600
Bank loans (including accrued interest)	94,184	—	94,184	95,424
Trade payables	87,989	—	87,989	87,989
Dividend payable	151	—	151	151
Nonconvertible bonds and debentures	194	—	194	146
Other current financial liabilities	1,532	—	1,532	1,532
Other non current financial liabilities	3,827	—	3,827	3,566

Total	467,519	—	467,519	476,408

        The fair value of long term fixed-rate financial liabilities of a monetary nature (Financial liabilities to related parties, Bank loans and Nonconvertible bonds and debentures) is determined by using discounted cash-flow valuation technique. The cash flows of the liabilities are discounted by interest rates, which is reasonable to the Group for similar financial instruments. The carrying amount of floating-rate financial liabilities of monetary nature or expiring within one year approximate the fair values at the reporting date.

        Additional fair value information on the financial liabilities is provided Notes 16 and 17.

        Trade payables and other current financial liabilities generally have short times to maturity, therefore the values reported approximate the fair values. As dividend payable is also a short-term liability, the carrying amount is a reasonable approximation of fair value.

        Finance lease liabilities (2008: HUF 4,492 million, 2007: HUF 3,370 million) meet the criteria of a financial instrument, but these are recognized and measured according to IAS 17—Leases, therefore not included in the tables above, but in Note 32.3.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

34.    DISCLOSURES ON FINANCIAL INSTRUMENTS (Continued)

34.2  Net gain/loss by financial instrument category

        The tables below shows the net gains and losses by financial instruments in 2008 and 2007.

		From subsequent measurement
2008	From interest	At fair value	Currency translation	Impairment loss	Recalculation	From derecognition	From fee expense	Net gain/loss
	(in HUF millions)
Loans and receivables	6,611	—	1,190	(5,866)	—	—	(3,554)	(1,619)
Held-to-maturity investments	—	—	—	—	—	—	—	—
Available-for-sale financial assets	—	(348)	—	—	—	—	—	(348)
Financial instruments held for trading	—	789	—	—	—	(477)	—	312
Financial liabilities measured at amortized cost	(32,728)	—	(1,838)	—	(743)	—	(96)	(35,405)

Net gain/loss of financial instruments under the scope of IAS 39	(26,117)	441	(648)	(5,866)	(743)	(477)	(3,650)	(37,060)
Net gain/loss related to finance lease (out of scope of IAS39)	692	—	—	1,500	—	—	—	2,192

		From subsequent measurement
2007	From interest	At fair value	Currency translation	Impairment loss	From derecognition	From fee expense	Net gain/loss
	(in HUF millions)
Loans and receivables	4,334	—	(799)	(3,454)	—	(3,120)	(3,039)
Held-to-maturity investments	—	—	—	—	—	—	—
Available-for-sale financial assets	—	233	—	—	—	—	233
Financial instruments held for trading	—	(321)	—	—	828	—	507
Financial liabilities measured at amortized cost	(31,147)	—	(457)	—	—	(427)	(32,031)

Net gain/loss of financial instruments under the scope of IAS 39	(26,813)	(88)	(1,256)	(3,454)	828	(3,547)	(34,330)
Net gain/loss related to finance lease (out of scope of IAS39)	1,183	—	—	(1,500)	—	—	(317)

        There were no financial assets or liabilities, which were reclassified into another financial instrument category.

        No financial assets were transferred in such a way that part or all of the financial assets did not qualify for de-recognition.

        The Group has pledged no financial assets as collateral for liabilities or contingent liabilities.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

34.    DISCLOSURES ON FINANCIAL INSTRUMENTS (Continued)

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

35.    CONTINGENT ASSETS AND LIABILITIES

35.1  Contingent assets

        A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence of uncertain future events not within the control of the Group. The Group has no such contingencies where the inflow of economic benefits would be probable and material.

35.2  Contingent liabilities

        The most significant contingent liabilities of Group are described below. No provisions have been recognized for any of these cases as the management estimates that it is unlikely that these claims originating from past events would result in any material economic outflows from the Group.

35.2.1  Macedonia

35.2.1.1  Compensation for termination of a service contract by T-Mobile MK

        In January 2002, T-Mobile MK signed an agreement with a subcontractor, including a 3-month trial period, for the collection of T-Mobile MK's overdue receivables. After the expiration of the 3-month trial period, T-Mobile MK terminated this contract in April 2002 due to breaches of the contractual obligations by the subcontractor. The subcontractor initiated a lawsuit in April 2003 requesting damage compensation for foregone profit and compensation for services already rendered. Management estimates it unlikely that the subcontractor would win the court case against T-Mobile MK. The potential loss from the claim is approximately HUF 4,200 million. The first instance decision will be made by a primary court of Macedonia, the timing of which is uncertain.

35.2.1.2  T-Mobile MK's dispute with the Agency on frequency fees

        T-Mobile MK paid the invoices issued by the Agency for the 2004 and 2005 radio frequency fees, however, the Agency issued further invoices for the same periods in May 2007, which T-Mobile MK is disputing as the management believes that there is no valid legal base for invoicing additional fees. The potential exposure is about HUF 770 million, for which no provision was recognized.

35.2.1.3  MKT's dispute on fixed-to-mobile termination fees

        In 2005, MKT changed the retail prices for the traffic from fixed to mobile network. According to the interconnection agreements with the mobile operators the change in retail prices automatically decreased the interconnection fees for termination in the mobile networks. In February 2006, one of the Macedonian mobile operators, Cosmofon, submitted to the Agency a request for dispute resolution with reference to

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

35.    CONTINGENT ASSETS AND LIABILITIES (Continued)

the termination prices. The Agency rejected the requests of Cosmofon as "ungrounded". This decision of the Agency was appealed by Cosmofon by filing a law suit at the Administrative Court of Macedonia. The potential loss from the claim is approximately HUF 390 million, but the management estimates it unlikely that this would result in any material cash outflows. The final decision will be made by the Administrative Court of Macedonia, the timing of which is uncertain.

35.2.1.4  T-Mobile MK's base station disputes

        T-Mobile MK does not have building permissions for all of its existing base stations and procedures have been initiated against T-Mobile MK for the decommissioning of 189 of its mobile towers. T-Mobile MK appealed against these procedures. Management believes it is unlikely that T-Mobile MK would have to dismantle these base stations and expects to receive the necessary permissions to retain the towers. Management also expects that T-Mobile MK will not be subject to any material fines either. For the above reasons no impairment or provision has been recognized related to these legal disputes.

35.2.1.5  Routing the incoming international traffic to ported numbers in Macedonia

        On May 18, 2009, MKT received invitation for court hearing regarding the misdemeanor procedure initiated by the Agency against MKT related to routing the incoming international traffic to fixed line numbers originally ported from MKT to a competitor. In February 2009, the Agency passed a decision in which MKT was ordered to forward the incoming international traffic to fixed telephone numbers ported from MKT's network to the competitor's network. In response to the Agency's decision MKT immediately started to forward the aforementioned traffic. The Agency may impose a misdemeanor fine on MKT for not porting the aforementioned traffic for a certain period of time, but management believes that it is unlikely that a material amount of fine would be imposed on MKT.

35.2.2  Montenegro

35.2.2.1  Employee salary dispute in Montenegro

        405 employees initiated a legal proceeding against CT and T-Mobile CG, requesting the payment of compensation for not increasing salaries from 2005 until June 2008. The plaintiffs are referring to the regulation of this matter by the Collective Bargaining Agreement (CBA). Management's view is that automatic salary increase is not established in the CBA, therefore management believes that the Group will not be subject to any compensations payable. The maximum exposure is approximately HUF 400 million, for which no provision has been recognized.

35.2.3  Hungary

35.2.3.1  Guarantees

        Magyar Telekom Plc. is exposed to risks that arise from the possible drawdown of guarantees in a nominal amount of HUF 17 billion (2007: HUF 16.4 billion). These guarantees were issued by Hungarian banks on behalf of Magyar Telekom as collaterals to secure the fulfillment of the Group's certain contractual obligations. The Group has been delivering on its contractual obligations and expects to continue doing so in the future, therefore no drawdown of the guarantees has happened so far, and is not expected to happen in the future.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

35.    CONTINGENT ASSETS AND LIABILITIES (Continued)

35.2.3.2  Investigation

        Please see Note 1.2

35.2.3.3  The affirmation of an adverse initial court ruling regarding the Company's April 25, 2008 Annual General Meeting may annul certain resolutions passed at that meeting and may necessitate corrective action.

        On May 23, 2008, two of our minority shareholders filed suit against Magyar Telekom Plc., requesting that the resolutions passed by our AGM on April 25, 2008, including the resolution on the payment of dividends to our shareholders, be annulled. We believe the suit to be without merit and have been vigorously defending against it. We have paid dividends to our shareholders as approved by our shareholders on April 25, 2008. The Metropolitan Court acting as Court of Registry entered the changes resolved by the AGM into the company register. On May 13, 2009, the first instance Court ruled to annul the resolutions (except for one procedural resolution) passed by the AGM on April 25, 2008. The ruling by the first instance Court is neither final nor, by its terms, immediately enforceable, and we believe it to be unfounded. The Company will appeal against this initial ruling and intends to pursue its appeal vigorously. Nevertheless, an affirmation of the first instance Court's ruling may result in the invalidation of resolutions passed by the AGM on April 25, 2008, which may necessitate the Company taking time-consuming and/or expensive corrective action. Also, we cannot exclude that such an affirmation would have other unforeseen detrimental effects on the Company.

36    EVENTS AFTER THE REPORTING DATE

36.1  Depreciation of the HUF after the balance sheet date

        As a further stage of the global credit crunch, the HUF weakened to unprecedented low levels (together with the peer countries in the region) and temporarily the HUF-EUR exchange rate was as high as 316.00. The HUF-EUR exchange rate at December 31, 2008 was 264.78, i.e. there was a period of time between the balance sheet date and the approval of these financials when the HUF was approximately 20% weaker than at year end. The impacts of a weaker HUF on the Group's financial assets and liabilities, and its resulting impact on profits are analyzed in Note 3.1.1.

36.2  Acquisitions after the balance sheet date

        Magyar Telekom signed a share purchase agreement to acquire 100% of KFKI Direkt Kft. on February 9, 2009. The purchase price is HUF 300 million plus an earn-out payment depending on the 2009 financial performance of up to a maximum of HUF 100 million. KFKI Direkt is a systems integration and infrastructure support company with specialist expertise in these areas. Based on the preliminary financial statements, the company achieved nearly HUF 1.5 billion revenues and exceeded HUF 200 million EBITDA in 2008. KFKI Direkt de-merged from KFKI in 1995, while the remainder of the KFKI Group was acquired by Magyar Telekom in 2006. With this acquisition Magyar Telekom aims to further strengthen its position in the IT service market. The Competition Office approved the transaction on April 29, 2009, and the closing of the transaction is expected at the end of June 2009.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

36    EVENTS AFTER THE REPORTING DATE (Continued)

36.3  Cancellation of the tender for the fourth mobile operator and the 450 MHz usage right in Hungary

        The NCA cancelled the tender for the fourth mobile license ("A" block) and declared the tender for the 450 MHz usage right ("B" block) unsuccessful on March 16 and April 30, 2009, respectively. Three bidders appealed against the decision on the "A" block but their appeal was dismissed by the Council of the NCA as second instance forum. Bidders may go to the Municipal Court asking for the review of the decision of second instance. Unsatisfied bidders for the 450 MHz spectrum block may appeal against the decision of the NCA. As a consequence of the cancellation/unsuccessful ending of the above two tenders, tenders on 26 GHz frequencies ("C", "F" and "G" blocks) offered for the winners of the "A" and "B" blocks were also unsuccessful.

        Magyar Telekom won the 26 GHz spectrum block the Company had bid for ("D" block), while the "E" block was won by Antenna Hungária Zrt. GTS Datanet, the unsuccessful bidder of the 26 GHz band "E" block appealed against the decision on the NCA on the basis of alleged procedural mistakes. The appeal does not have any effect on Magyar Telekom's successful bid for the 26 GHz band "D" block.

36.4  New 1800 MHz range granted to T-Mobile Macedonia

        On May 7, 2009, the Agency has published on its web site the decision of the Commission no. 11-20/3 from May 5, 2009, as its second instance body, for choosing T-Mobile Macedonia as best bidder on the tender for granting 2 radiofrequency licenses in the 1800 MHz band. T-Mobile Macedonia will be able to enhance the performance of its network with this additional band. T-Mobile Macedonia needs to pay the one off fee of EUR 2 million by June 5, 2009.