Form 20-F
period 2009-12-31
Magyar Telekom Plc.
filed 2010-03-24
CIK 1047564

Use these links to rapidly review the document

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on March 24, 2010

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

Thomas Stumpf
Chief Accounting Officer
Magyar Telekom
Budapest, 1013, Krisztina krt. 55, Hungary
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

Ordinary Shares......1,042,742,543 nominal value HUF 100 per share (as of December 31, 2009)

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

i

Certain Defined Terms and Conventions

        In this annual report the terms "Magyar Telekom", the "Group", the "Company", "we", "us" and "our" refer to Magyar Telekom Plc. and, if applicable, its direct and indirect subsidiaries as a group; the term "Magyar Telekom Plc." refers to Magyar Telekom Plc. without its subsidiaries; the term "DT" refers to Deutsche Telekom AG; the term "DT Group" refers to DT and its subsidiaries as a group.

        In this annual report, the term "Minister" refers to the Minister of the applicable government ministry then responsible for regulation of the activities of the Company as described below.

        Prior to June 1, 2000, the Minister of Transport, Telecommunications and Water Management was in charge of regulating the telecommunications industry. The responsibility was transferred to the Minister heading the Prime Minister Office on June 1, 2000 and to the Minister heading the Ministry of Informatics and Communications on May 27, 2002. On June 1, 2006 the Ministry of Informatics and Communications merged into the Ministry of Economy and Transport. The Ministry of Economy and Transport was divided into two ministries on May 15, 2008, and responsibility for regulating the telecommunications industry was transferred to the Ministry of Transport, Telecommunications and Energy. On December 1, 2008 the Minister heading the Prime Minister Office took over the responsibility for the telecommunications industry in Hungary.

        Totals in tables may be affected by rounding. Segment revenue figures included in this annual report do not give effect to intersegment eliminations.

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

Explanation of abbreviations used throughout the report

Abbreviation	Term
2G, 3G, 4G	Second/Third/Fourth-generation mobile technology
2Play, 3Play, 4Play	double-play, triple-play, quadruple-play
3Screen	Three Screen (TV, PC and wireless phone)
ADS	Austrian Digital System
ADSL	Asymmetrical Digital Subscriber Line
ARPA	Average monthly Revenue per Access
ARPU	Average monthly Revenue per User
ASP	Application Service Provider
ATM	Asynchronous Transfer Mode
ATMs	Automatic Teller Machines
AVL	Automatic Vehicle Location
CRM	Customer Relationship Management
CUG	Closed User Group
DOCSIS	Data Over Cable Service Interface Specification
DSLAM	Digital Subscriber Line Access Multiplexer
DVB-C	Digital Video Broadcasting Cable
DVB-S	Digital Video Broadcasting Satellite
DVB-T	Digital Video Broadcasting Terrestrial
DWDM	Dense Wavelength-Division Multiplexing
ED3	EuroDOCSIS 3.0 technology
EDGE	Enhanced Data rates for GSM Evolution
EDR	Hungarian Unified Digital Radio Network/Egységes Digitális Rádiótávközlö Rendszer
EFM	Ethernet in the First Mile
EPG	Electronic Program Guide
ERP	Enterprise Resource Planning
F2M	Fixed to Mobile
FDC	Fully Distributed Costs
FDD	Frequency Division Duplex
FL-LRIC	Forward-Looking Long Run Incremental Costs
FMC	Fixed Mobile Convergence
FTTH	Fiber to the Home

Abbreviation	Term
FTTx	Fiber to the x
GE	Gigabit Ethernet
GIA	Global Internet Access
GPON	Gigabit Passive Optical Network
GPRS	General Packet Radio Service
GPS	Global Positioning System
GSM	Global System for Mobile communications
HAG	Home Access Gateways
HD	High Definition
HFC	Hybrid Fiber Coax
HIS	High Speed Internet
HSDPA	High Speed Downlink Packet Access
HSLL	High Speed Leased Lines
HSUPA	High Speed Uplink Packet Access
HYTAS	Hybrid Telecommunications Access System
IC	Interconnection
ICT	Information and Communications Technology
ILL	Internet Leased Line
IMS	IP Multimedia Subsystem
IMSI	International Mobile Subscriber Identity
IMT	International Mobile Telecommunications—2000 (global standard for 3G)
IPSec	Internet Protocol Security
IPTV	Internet Protocol-based TV
IP-VPN	Internet Protocol-based Virtual Private Network
ISDN	Integrated Services Digital Network
ISP	Internet Service Provider
IT	Information Technology
IVR	Interactive Voice Response
LRIC	Long Run Incremental Costs
LTE	Long Term Evolution
LTO	Local Telecommunications Operator
MLLNI	Managed Leased Line Network Internet
MMDS	Multichannel Multipoint Distribution Service

v

Abbreviation	Term
MMS	Multimedia Message Service
MNO	Mobile Network Operator
MOU	Average monthly Minutes of Use per subscriber
MPLS	Multi Protocol Label Switching
MSAN	Multi Service Access Node
MVNO	Mobile Virtual Network Operator
NAS	Network Attached Storage
NGA	Next Generation Access
NGMN	Next Generation Mobile Networks
NGN	Next Generation Network
NGOSS	Next Generation Operation Support System
NT	Network Technology
PABX	Private Automated Branch Exchange
PATS	Publicly Available Telephone Service
PBX	Private Branch Exchange
PC	Personal Computer
PDH	Plesiochronous Digital Hierarchy
PoP	Point of Presence
POTS	Plain Old Telephone Service
PSTN	Public Switched Telephone Network
QoS	Quality of Service
R4 3GPP	Release 4 Third Generation Partnership Project
RIO	Reference Interconnection Offer
RUO	Reference Unbundling Offer
SaaS	Software as a Service
SAC	Subscriber Acquisition Cost
Sat TV	Satellite TV
SDH	Synchronous Digital Hierarchy
SDR	Special Drawing Rights
SHDSL	Single-Pair High-Speed Digital Subscriber Line
SI	System Integration
SIM	Subscriber Identity Module
SLA	Service Level Agreement

Abbreviation	Term
SMB	Small and Medium Businesses
SMS	Short Message Service
SOHO	Small Office/Home Office
SPA	Service Provisioning and Activation
TDD	Time Division Duplex
TDM	Time Division Multiplex
TETRA	Terrestrial Trunked Radio
ULL	Unbundled Local Loop
UMTS	Universal Mobile Telecommunications System
VDSL	Very High Bitrate DSL
VoCable	Voice over Cable television
VoIP	Voice over Internet Protocol
VPN	Virtual Private Network
WACC	Weighted Average Cost of Capital
WAP	Wireless Application Protocol
WiFi	Wireless Fidelity
WiMAX	World Interoperability for Microwave Access
WLAN	Wireless Local Area Network
WLR	Wholesale Line Rental

PART I

ITEM 1—IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2—OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3—KEY INFORMATION

SELECTED FINANCIAL DATA

        This selected consolidated financial and statistical information should be read together with the consolidated financial statements, including the accompanying notes, included in this annual report. We derived these financial data from our consolidated financial statements as of and for the years ended December 31, 2005, 2006, 2007, 2008 and 2009 and the accompanying notes, which have been audited by PricewaterhouseCoopers Könyvvizsgáló és Gazdasági Tanácsadó Kft. ("PwC"). These consolidated financial data are qualified by reference to our consolidated financial statements and accompanying notes, which we have prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

	Year ended December 31,
	2005	2006	2007	2008	2009	2009
	HUF	HUF	HUF	HUF	HUF	U.S.$(1)
	(in millions, except per share amounts)
Consolidated Comprehensive Income Data:
Amounts in accordance with IFRS
Revenues	615,054	671,196	676,661	673,056	643,989	3,424
Operating profit	140,874	135,408	128,312	162,258	147,133	782
Profit attributable to the owners of the parent	77,752	74,700	60,155	93,008	77,618	413
Operating profit per share	135.61	130.16	123.25	155.83	141.31	0.75
Basic earnings per share	74.85	71.80	57.78	89.32	74.54	0.40
Diluted earnings per share	74.82	71.78	57.78	89.32	74.54	0.40
Consolidated Financial Position Data:
Amounts in accordance with IFRS
Total assets	1,081,086	1,129,282	1,133,265	1,166,543	1,166,377	6,202
Net assets	594,881	589,372	577,898	596,547	605,420	3,220
Common stock	104,281	104,277	104,275	104,275	104,275	554
Total Equity of the owners of the parent	525,002	522,722	511,681	533,946	538,480	2,864

        As a result of the internal investigation (as described under Item 8 "Financial Information—Other Financial Information—Legal proceedings"), the Company has restated its Statements of Financial

Position for the years ended December 31, 2005, 2006, 2007 and 2008 to reflect the findings of the investigation. See also Note 1.2.2. to the Consolidated Financial Statements included in this annual report.

	Year ended December 31,
	2005	2006	2007	2008	2009
	(in millions)
Other data:
Weighted average number of shares
Basic	1,039	1,040	1,041	1,041	1,041
Diluted	1,039	1,041	1,041	1,041	1,041

(1)
Translated into U.S. dollars at the official exchange rate of the National Bank of Hungary on December 31, 2009 of U.S. dollar 1.00 = HUF 188.07. These translations are unaudited and presented for convenience purposes only.

Dividends

        The following table sets forth the dividend per Magyar Telekom ordinary share for the years 2005, 2006, 2007, 2008 and 2009. The table shows the dividend amounts in Hungarian forints, together with U.S. dollar equivalents, for each of the years indicated.

	Dividend Paid Per Ordinary Share
	HUF	U.S.$(1)
Year
2005	73	0.3418
2006	70	0.3653
2007	74	0.4287
2008	74	0.3938
2009 (proposal)	74	0.3935

(1)
Translated into U.S. dollars at the official exchange rate of the National Bank of Hungary on December 31, 2009 of U.S. dollar 1.00 = HUF 188.07; December 31, 2008 of U.S. dollar 1.00 = HUF 187.91, December 31, 2007 of U.S. dollar 1.00 = HUF 172.61, December 31, 2006 of U.S. dollar 1.00 = 191.62 and on December 31, 2005 of U.S. dollar 1.00 = HUF 213.58.

EXCHANGE RATE INFORMATION

        As used in this document, "Hungarian forint" or "HUF" mean the lawful currency of Hungary. "EUR", "euro" or "€" mean the single unified currency of the European Union ("EU"). "U.S. dollar," "USD" or "$" mean the lawful currency of the United States.

        The National Bank of Hungary ("NBH") quotes and publishes official exchange rates of the Hungarian forint for all major currencies based on prevailing market rates. Unless otherwise stated, conversion of Hungarian forint into U.S. dollars have been made at the rate of USD 1.00 to HUF 188.07, which was the official rate quoted and published on December 31, 2009.

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

	Exchange Rates (amounts in HUF/U.S.$)
	Period-End	Average(1)	High	Low
Year
2005	213.58	199.66	217.54	180.58
2006	191.62	210.51	225.01	191.02
2007	172.61	183.83	199.52	171.13
2008	187.91	171.80	218.76	144.11
2009	188.07	202.26	249.29	176.67
2009
September	184.79	186.84	194.26	183.18
October	183.71	181.41	185.91	176.67
November	181.00	181.60	190.05	177.17
December	188.07	186.76	193.72	178.00
2010
January	193.98	188.56	193.98	184.00
February	198.74	198.08	201.19	192.40
March (through March 23, 2010)	195.23	194.98	198.70	190.74

(1)
The average of the exchange rates on each business day during the relevant period.

	Exchange Rates (amounts in HUF/EUR)
	Period-End	Average(1)	High	Low
Year
2005	252.73	248.05	255.93	241.42
2006	252.30	264.27	282.69	249.55
2007	253.35	251.31	261.17	244.96
2008	264.78	251.25	275.79	229.11
2009	270.84	280.58	316.00	264.17
2009
September	270.36	272.02	276.32	269.48
October	272.50	268.65	273.83	264.17
November	272.29	270.98	279.13	265.03
December	270.84	273.08	278.35	269.08
2010
January	270.90	269.33	273.43	266.51
February	270.19	271.19	274.13	269.24
March (through March 23, 2010)	264.01	265.68	269.33	261.60

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

        The Electronic Communications Act of 2003 ("Electronic Communications Act"), which came into force in January 2004, was enacted by the Hungarian Parliament to achieve harmonization of the telecommunications regulatory regime in Hungary with the New Regulatory Framework ("NRF") of the EU for electronic communications adopted in 2002, and to encourage further competition in the market. The NRF has been subject to review by the EU since 2007. The agreed reforms to the NRF accepted in November 2009 are the result of three years of discussions with stakeholders, national regulators and users. See "Item 4—Regulation—Legislative Developments in the EU" for a description of the reforms adopted in 2009. Changes to the NRF are required to be implemented by national legislation by May 25, 2011.

        Under the Electronic Communications Act, the National Communications Authority ("NCA") was established to regulate the Hungarian telecommunications industry. The primary responsibility of the NCA is to perform market analysis procedures under which it defines "relevant markets," or markets subject to the regulatory framework. The NCA analyzes such markets for the level of competition and, if it finds a lack of sufficient competition in such markets, identifies service providers with significant market power ("SMP"), and imposes appropriate regulatory obligations on such providers to encourage competition.

        The NCA carried out a market analysis procedure and reached its final findings on 17 out of 18 relevant markets identified in an applicable decree in 2004. Under these findings, Magyar Telekom was found to have SMP in 13 of the 16 markets (i.e., markets 1-9, 11-13 and 16). By the end of March 2008, the NCA had published new SMP resolutions concerning 17 markets out of the 18 in the second round of market analyses. Out of these 17 markets, Magyar Telekom was identified as an operator with SMP in all but four markets. As a result, the NCA imposed various obligations on Magyar Telekom with respect to these markets. See "Item 4—Regulation and Pricing".

        The Recommendation of the European Commission on relevant product and service markets within the electronic communications sector susceptible to ex ante regulation in accordance with Directive 2002/21/EC of the European Parliament and of the Council on a common regulatory framework for electronic communication networks and services (2003/311/EC) ("Recommendation"), the regulation on which the market analysis procedure of the NCA is based, was also reviewed by the EU during 2006 and 2007. This new Recommendation entered into force on December 17, 2007. As a result of the EU review, the number of relevant markets decreased from 18 to 7. Magyar Telekom is currently identified as having SMP in all of the 7 remaining markets as well as in all retail markets cancelled from the list of relevant markets. The new Recommendation will become effective in the current round of market analyses by the NCA, which is expected to be completed in 2010. Until now only one resolution with respect to market 7/2007 (voice call termination on individual mobile networks), has been published. The extension of the definition of market 11 (unbundling of the local loops) from copper to optical networks by the NCA makes the extension of the unbundling obligation to Magyar Telekom's new technology (optical) networks easier for the NCA. This is expected to have an adverse impact on our business results.

        In 2008, Magyar Telekom launched a widespread optical network deployment program. In the event the NCA decides to impose regulations on optical networks, it would affect both the wholesale and the retail market. This decision is expected in the first half of 2010.

        On February 26, 2010, the Hungarian government published a resolution on the "National Digital Public Utility". This is a homogeneous and integrated optical backbone and regional transmission network to be created by the government to secure access to areas where there is no competition for high speed broadband access. Its financing is planned through the reallocation of EU resources. The network would operate in a self-sustaining, non-profit way based on the principle of open access, generating revenues from the provision of wholesale services. The full or partial implementation of the concept may have direct impact on Magyar Telekom's network solutions and could indirectly affect the Company's operation.

        In addition, our businesses in Macedonia and Montenegro are also subject to various regulatory developments. In Montenegro, the market analysis by the Agency for Electronic Communications and Postal Services ("EKIP") will likely result in certain obligations (e.g., reference interconnection offer, carrier selection, accounting separation and cost based pricing) that may have an impact on the profitability of the company. In Macedonia, in particular, the current and possible future SMP status of T-Mobile Macedonia in various markets may lead to lower mobile termination rates and additional obligations in the origination and access market, including regulated national roaming. The activities of the Agency for Electronic Communications ("Agency") related to retail price control will be enhanced. The Agency will open a public consultation on FTTH thus implementation of LRIC bottom-up and new calculation of WACC are expected.

        The European Commission has issued a recommendation on mobile termination rates by prescribing detailed cost accounting methodology to be applied over a set timeframe by the national regulatory authorities ("NRAs"). As a result, it is possible that TMH's mobile termination rates will be reduced to a lower level than intended by the NCA by 2012. The regulation of mobile termination rates at the EU level may lead to interventions by the Macedonian and Montenegrin regulator as well.

        We cannot fully anticipate the combined impact of these and other regulatory developments on our business and results of operations. Our business and results of operations may be adversely affected by these changes or similar regulatory developments or changes by our regulators.

We are subject to more intense competition due to the liberalization of the telecommunications sector.

        The scope of competition and any adverse effect on our results depend on a variety of factors that we cannot assess with precision and are for the most part not within our control. Among such factors are business strategies and capabilities of new competitors, prevailing market conditions, as well as the effectiveness of our efforts to prepare for new market conditions. Specific risks in the fixed line market include continuous downward pressure on tariff levels, loss of customers as a result of unbundled access to the local loop, loss of fixed line customers as a result of introducing "naked" ADSL, competition from alternative operators using new technologies (e.g., VoIP, VoCable) and migration to lower priced Internet price plans as a result of speed upgrades. In addition, the declining prices of mobile telecommunications services also lead to the migration of fixed line customers.

        The most significant trend in the fixed line market is the increasing share of 2Play or 3Play offers (bundling voice, Internet and television services into one package) which may result in discounts on purchased services for customers. In Hungary, cable penetration is above the European average. From a competition point of view, the unregulated cable television operators may be able to offer more flexible price structures to customers than the regulated market players, such as Magyar Telekom. In case of increasing price competition, this may narrow our ability to give adequate market responses against the competitors' actions.

        In the mobile communications business, we already face intense competition. As all telecommunications markets have become increasingly saturated, the focus of competition has shifted from customer acquisition to retention. Significant customer defections could have an adverse effect on our results of operations, and customer acquisition and retention expenses are substantial. Due to the increased level of competition and new price plans, prices for mobile telephone services have been declining over the past several years and may continue to decline.

        New market models using Internet-based messaging and communication services may adversely affect both of our fixed line and mobile voice and messaging services. Entry by MVNOs into the mobile telecommunications market may intensify the competition in Hungary. MVNOs are mobile operators that do not own their own spectrum or network infrastructure, and instead buy the use of the spectrum and network infrastructure from traditional mobile operators and provide mobile telecommunications services to consumers based on the purchased capacity. MVNOs are likely to target the lower segment of the market and such development will likely increase price-based competition. Currently there is no regulation in Hungary where incumbents would be obliged to provide regulation based access prices for MVNOs. We do not expect changes in this field.

        On November 20, 2009, Vodafone, in cooperation with Magyar Posta, launched a branded reseller mobile service, "Postafon", which is offered by Magyar Posta in several post offices. The entry pressure from other interested parties to a 3-player mobile market may increase in the future. If MVNO is hosted by one of our competitors, Magyar Telekom will lose revenue as customers are lost to the MVNO and the tariff level in the Hungarian mobile market may significantly decrease.

        The modified GSM Directive UMTS technology to be deployed in the 900 MHz bands was published in the Official Journal of the EU on October 20, 2009, along with the Decision of the European Commission on the technical implementation requirements. The modified Directive entered into force on November 9, 2009 and the Directive is required to be implemented by national legislation by May 9, 2010. There is a possibility for an E-GSM900 spectrum tender in the third quarter of 2010 at the earliest. The tender may further increase the competition in the Hungarian mobile market.

        We also face intense competition in the market for Internet services, as well as in the data communications markets from other fixed line, mobile and cable television service providers. The share of Magyar Telekom DSL net additions has declined against competitors' cable Internet offerings. This could adversely affect our further broadband growth prospects and may lead to further tariff erosion.

        Competition posed by new entrants in Macedonia and Montenegro may result in a downward pressure on pricing, sales volume and profitability, which would have an adverse effect on our financial condition and results of operations.

Our ability to meet our revenue targets will depend in part on our ability to offset the declining fixed line voice revenues with data, TV, Internet and SI/IT revenues and our ability to acquire telecommunications companies.

        We expect the number of our fixed access lines and rates for fixed telephone services to decrease. In addition, the growth rate of the Hungarian broadband market is expected to slow down. To mitigate this decrease in fixed line voice revenues, we are now moving from pure fixed line voice offers to integrated 2Play and 3Play packages, which will allow us to partially substitute declining voice traffic revenues with content, entertainment and bundled access revenues. In mobile operations in Hungary, market penetration is now saturated, and we expect flat development in the following year. We may not be able to sustain our revenue targets, if we are unsuccessful in offsetting the effect of our declining voice and messaging revenues with new services.

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

        NGN (IP Multimedia Subsystem based network) is the main stream of technical development that gives the general framework for reaching most of our business strategic goals and for transforming the company. Our NGN strategy focuses on overlay NGN. This approach means that the new technology is built in parallel to the existing network, not in substitution or replacement of existing technology, and we build and use the new technology for introducing new services. In addition, we use the NGN for network transformation by migrating our legacy networks to NGN to change the technology and platform to further provide legacy services and features at a lower operational cost level.

        We have planned migration to NGN on the basis of recent trends in the telecommunications industry: as vendors allocate resources to develop NGN, they significantly increase legacy system support fees and development costs, we face increasing risk of failures due to aging technology, which may result in revenue loss and stimulate higher churn. The risk of failing to overlay NGN development is that we miss gaining new revenues from broadband-based services and applications as well as integrated, convergent service offerings (3Play, 4Play), while we lose traditional business.

        Our Next Generation Fixed Access strategy is to widely deploy FTTH (optical network) and EuroDocsis3.0 technology for upgrading cable network. Many of our competitors have started to invest in deploying a Next Generation Access network, which might decrease our market share in High Speed Internet (above 20 Mbit/s) market as well as in other markets (voice, TV) through xPlay offers, and therefore be a threat to the value of our existing network.

        Further, the economic crisis in 2009 has affected our ability to invest in and deploy new technology. In 2009, we could not fulfill the original FTTH roll-out plan due to combined effect of lower funds available for capital expenditures and the weakening of the Hungarian currency as a result of the economic crisis. In addition, the current economic crisis also affects us from the demand side as customers may not use new products and services developed on our FTTH network to the extent anticipated, which may lead to decline in revenues and have an adverse impact on our results. Management continually assesses and reviews our plans and related capital expenditures with respect to the roll-out of new technology and accordingly, our plans may change as market conditions develop, including amending targets in relation to the FTTH roll-out plan such as the target to connect approximately 780,000 households via optical network solution by the end of 2013.

        After merging the mobile and fixed line technology areas of the Company, in order to improve the efficiency of the customer service function, we intend to unify the IT and CRM systems that support daily business, the sale of new products and the management of customers. If these development processes are drawn out over time and if the various systems continue to operate concurrently for a longer period, this could contribute to more significant churn and a faster decline in our revenues.

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

        TMH launched 3G-based services in Hungary in 2005 before any of its competitors. TMH is currently upgrading the network infrastructure to better provide the new generation of services. However, new alternative technologies and standards, e.g., WiFi, WiMAX, or VoIP, may keep consumers from choosing 3G-based services. These new technologies, especially VoIP, also endanger our voice business. We are not able to predict at the moment which of these competing technologies will be the most widely accepted platform, however we think that HSDPA and HSUPA enabled 3G network, and later the LTE (4G) standard are the most likely candidates. There is a frequency spectrum allocation risk for LTE, because currently there is no frequency spectrum available, on which the LTE service could be launched without making compromise.

        Our subsidiary, Pro-M Professzionális Mobilrádió Zrt. ("Pro-M"), also faces risks resulting from technological changes, since the TETRA technology on which its network is based is evolving according to customer demands. To neutralize this risk, Pro-M needs to keep pace with new developments and apply these to its network, while considering capital expenditure requirements.

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

        The telecommunications industry is undergoing a major change globally with an effect on the Hungarian market as well. We have considered these market trends including changes in technology, customer requirements, competition and regulation, and accordingly, we have planned our operational restructuring to be in line with these market trends. Our new operational model effective from 2008 is based on customer segments and also provides a solid basis to capture long-term growth. We have designed our new operational model according to our most current knowledge of market trends and our business needs; however, the future business environment might evolve into currently unforeseen directions that will require us to adjust our operational model.

Developments in the technology and telecommunications sectors have resulted and may result in impairments in the carrying value of certain of our assets.

        Developments in the technology and telecommunications sectors, including significant declines in stock prices, market capitalization and credit ratings of market participants may result in impairments of our tangible, intangible and financial assets. Future changes in these areas could lead to further impairments at any time. Recognition of impairment of tangible, intangible and financial assets could adversely affect our financial condition and results of operations and might lead to a drop in the trading price of our shares. We review on a regular basis the value of each of our subsidiaries and their assets. The value of goodwill is reviewed annually. In addition to our regular impairment tests, whenever we identify any indication (including changes in the economic, regulatory, business or political environments) that goodwill, intangible assets or fixed assets may have been impaired, we consider the necessity of performing certain valuation tests which may result in an impairment charge.

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

        In the course of conducting their audit of the Company's 2005 financial statements, PricewaterhouseCoopers, the Company's auditors, identified two contracts the nature and business purposes of which were not readily apparent to them. In February 2006, the Company's Audit Committee retained White & Case, as its independent legal counsel, to conduct an internal investigation into whether the Company had made payments under those, or other contracts, potentially prohibited by U.S. laws or regulations, including the U.S. Foreign Corrupt Practices Act ("FCPA") or internal Company policy. The Company's Audit Committee also informed the United States Department of Justice ("DOJ"), the United

States Securities and Exchange Commission ("SEC") and the Hungarian Financial Supervisory Authority of the internal investigation.

        Based on the documentation and other evidence obtained by it, White & Case preliminarily concluded that there was reason to believe that four consulting contracts entered into in 2005 were entered into to serve improper objectives, and further found that during 2006 certain employees had destroyed evidence that was relevant to the investigation. White & Case also identified several contracts at our Macedonian subsidiary that warranted further review. In February 2007, our Board of Directors determined that those contracts should be reviewed and expanded the scope of the internal investigation to cover these additional contracts and any related or similarly questionable contracts or payments.

        For further information about the internal and governmental investigations, please refer to the Company's quarterly reports for the first, second and third quarters of 2009 furnished under cover of Form 6-K and the Company's annual reports on Form 20-F for the year ended December 31, 2008.

        On December 2, 2009, the Audit Committee provided the Company's Board of Directors with a "Report of Investigation to the Audit Committee of Magyar Telekom Plc." dated November 30, 2009 (the "Final Report"). The Audit Committee indicated that it considers that, with the preparation of the Final Report based on currently available facts, White & Case has completed its independent internal investigation.

        The Final Report includes the following findings and conclusions, based upon the evidence available to the Audit Committee and its counsel:

  •
  The information obtained by the Audit Committee and its counsel in the course of the investigation "demonstrates intentional misconduct and a lack of commitment to compliance at the most senior levels of Magyar Telekom, TCG, and Makedonski Telekom during the period under investigation."

  •
  As previously disclosed, with respect to Montenegrin contracts, there is "insufficient evidence to establish that the approximately EUR 7 million in expenditures made pursuant to four consultancy contracts ... were made for legitimate business purposes", and there is "affirmative evidence that these expenditures served improper purposes." These contracts were not appropriately recorded in the books and records of the Company and its relevant subsidiaries. As previously disclosed, the Company has already reclassified, in the Company's financial statements, the accounting treatment relating to certain of these contracts to more accurately account for these expenditures.

  •
  As previously disclosed, there is evidence that certain former employees intentionally destroyed documents relating to activities undertaken in Macedonia by the Company and its affiliates.

  •
  Between 2000 and 2006 a small group of former senior executives at the Company and the Company's Macedonian affiliates, authorized the expenditure of approximately EUR 24 million through over twenty suspect consultancy, lobbying, and other contracts (including certain contracts between the Company and its subsidiaries on one hand, and affiliates of a Cyprus-based consulting company on the other hand). The Final Report concludes that "the available evidence does not establish that the contracts under which these expenditures were made were legitimate."

  •
  "The evidence shows that, contrary to their terms, a number of these contracts were undertaken to obtain specific regulatory and other benefits from the government of Macedonia. The Companies generally received the benefits sought and then made expenditures under one or more of the suspect contracts. There is evidence that the remaining contracts were also illegitimate and created a pool of funds available for purposes other than those stated on the face of the agreements."

  •
  In entering into these contracts and approving expenditures under them, the former senior executives knowingly caused, structured, or approved transactions that shared most or all of the following characteristics:

  •
  intentional circumvention of internal controls;

  •
  false and misleading Company documents and records;

  •
  lack of due diligence concerning, and failure to monitor performance of, contractors and agents in circumstances carrying a high risk of corruption;

  •
  lack of evidence of performance; and

  •
  expenditures that were not for the purposes stated in the contracts under which they were made, but rather were intended to obtain benefits for the Companies that could only be conferred by government action.

        The Final Report states that "the Investigation did not uncover evidence showing receipt of payments by any Macedonian government officials or political party officials." However, the Audit Committee's counsel did not have access to evidence that would allow it to identify the ultimate beneficiaries of these expenditures.

        Nothing in the Final Report implicates any current senior executive or Board member of the Company in connection with any wrongdoing.

        As previously disclosed, the Company has taken remedial measures to address issues previously identified by the independent investigation. These measures included steps designed to revise and enhance the Company's internal controls as well as the establishment of the Corporate Compliance Program.

        Due to these measures, no modifications to the Corporate Compliance Program were viewed as necessary in response to the Final Report. This conclusion has been discussed with the Audit Committee and the Audit Committee has not made recommendations either relating to the Company's compliance program or internal controls.

        The Company is continuing to assess the nature and scope of potential legal remedies available to the Company against individuals or entities that may have caused harm to the Company.

        As previously announced, the DOJ, the SEC and the Ministry of Interior of the Republic of Macedonia have commenced investigations into certain of the Company's activities that were the subject of the internal investigation. Also, as previously announced, the Hungarian National Bureau of Investigation ("NBI") has begun a criminal investigation into alleged misappropriation of funds relating to payments made in connection with the Company's ongoing internal investigation and the possible misuse of personal data of employees in the context of the internal investigation. These governmental investigations are continuing, and the Company continues to cooperate with those investigations. The Company cannot predict what the final outcome of those investigations may be or the impact, if any, they may have on its financial statements or results of operations. Furthermore, government authorities could seek criminal or civil sanctions, including monetary penalties, against the Company or its affiliates as well as additional changes to its business practices and compliance programs.

The lawsuits by our minority shareholders may require us to take other time-consuming and/or expensive corrective actions.

Annual General Meeting ("AGM"), April 2008

        As previously disclosed, on May 23, 2008, two of our minority shareholders filed suit against Magyar Telekom Plc., requesting that the resolutions passed by our AGM on April 25, 2008, including the resolution on the payment of dividends, be rendered ineffective. We paid dividends to our shareholders as approved by the AGM on April 25, 2008. The Court of Registry entered the changes required by the resolutions passed by the AGM into the company register.

        On May 13, 2009, the court of first instance rendered the resolutions (except for one procedural resolution) passed by the AGM on April 25, 2008 ineffective (the "Ruling"). We believed that the Ruling was unfounded and instructed the law firm representing Magyar Telekom to file an appeal. The law firm representing us submitted an appeal against the Ruling, but the appeal was filed after the deadline. The court of second instance refused the law firm's request for acceptance of the late filing in its order dated November 2, 2009, which was received by Magyar Telekom on December 8, 2009. This order was approved by the Supreme Court in its order dated February 16, 2010, which was received by Magyar Telekom on March 22, 2010. No further appeal is allowed in connection with the order of the Supreme Court. We will address the Ruling by proposing that confirmatory shareholders' resolutions be passed by our shareholders at the next annual general meeting, which is April 7, 2010, with respect to the resolutions rendered ineffective.

        As the Ruling rendered the shareholders' resolutions in question (including the resolution on the payment of dividends) ineffective from July 7, 2009 (the date as of which the Ruling became final and enforceable as a result of the order of the Supreme Court received by the Company on March 22, 2010), dividend payments for year 2007, which were made to shareholders by July 6, 2009 will continue to qualify as dividends. The Ruling will not result in any obligation of, nor require any action by, the shareholders.

Extraordinary General Meeting ("EGM"), June 2009

        As previously disclosed, on July 29, 2009 two minority shareholders filed a law suit against the Company, requesting that the resolutions passed by the EGM on June 29, 2009 be rendered ineffective, and the suspension, as an interlocutory measure, of the implementation of resolutions on the approval of the sum due to the shareholders who did not wish to remain shareholders following the merger of two subsidiaries into the Company decided at the EGM and the resulting opening draft balance sheet and draft merger inventory. On August 31, 2009, the Court of Registry registered the merger of T-Kábel Magyarország Kft. and Dél-Vonal Kft. into Magyar Telekom Nyrt. (with the effective date of September 30, 2009), and all the other changes required by the resolutions passed by the EGM.

        Magyar Telekom disagrees with the claim and has been vigorously defending against it. The claimants' request for the interlocutory measure was refused by the court in an order dated September 1, 2009. The lawsuit remains before the court of first instance.

        We cannot fully exclude that the Company will be required to take other corporate actions in connection with the shareholders' suits described above. Also, we cannot provide any assurance that these matters would not have other adverse effects on the Company that are not currently foreseen.

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

        Our business depends on general economic conditions in Hungary and abroad. There are many factors, which are outside of our control that influence global and regional economies. A cautious or negative business outlook may cause our customers to delay or cancel investment in information technology and telecommunications systems and services, which would adversely affect our revenues directly and, in turn, slow down the development of new services and applications that could become future revenue sources.

        We are closely monitoring the impact of the financial market crisis on our financial position and business performance. In line with analysts' forecasts we expect economic activity in Hungary to stabilize in 2010, however a weak labor market and restricted wage developments may limit spending on telecommunications, and therefore have an adverse impact on our results of operations and financial conditions.

        In 2009, the financial crisis led to declining demand, which resulted in declining prices and higher churn rates, both in our consumer and business segments. The negative trends experienced in 2009 are expected to continue in 2010 as well. We therefore expect further pressure on the demand for telecommunications services both in the fixed and mobile sectors due to lower household disposable income in Hungary as well as fewer orders from business customers and the public sector. An increase in the price level generated by the increase of Value-Added Tax ("VAT") (by 5 percentage points from July 1, 2009) has led to a further decrease in household disposable income, increasing pressure on demand for our products. A long term weakness of the Hungarian currency may also negatively affect our customers' disposable income because of the high rate of indebtedness denominated in foreign currencies. In addition, our businesses in Macedonia and Montenegro are also affected by similar factors. See "Item 5—Management Overview—General" for further explanations of effects of the financial crisis on our 2009 performance and "Item 5—Management Overview—Outlook" for our expectations for 2010.

        A significant amount of cash of the Group's Macedonian and Montenegrin subsidiaries is held in local banks and in connection with these deposits the counterparty risk may be higher, due to the small number of internationally substantial financial institutions in these countries, however, all of our deposits are covered with bank guarantees issued by banks from the European Union. These amounts are deposited primarily on fixed interest rate terms in order to minimize exposure to market changes that would potentially adversely change the cashflows from these instruments.

        Despite a decreasing trend in the HUF interest rates, we may also experience higher financing costs in the future as higher fluctuations of interest rates seems to be more likely due to the increased volatility in the international capital and money markets after the financial crisis.

        At this stage it is quite uncertain for how long the consequences of the financial crisis will last and what its overall effects will be on our results of operations and financial conditions. For additional information about our financial risk management, see Note 3 to the consolidated financial statements.

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

HISTORY AND DEVELOPMENT

        Prior to 1990, the Hungarian national postal, telephone and telegraph authority, Magyar Posta, provided all public telephone services in Hungary. On January 1, 1990, the Hungarian government split Magyar Posta into three distinct entities based on the nature of their operations: postal services, telecommunications and broadcasting. The Hungarian government made Magyar Távközlési Vállalat responsible for telecommunications operations. This entity was transformed on December 31, 1991 into a stock corporation, Magyar Távközlési Rt. ("Matáv") then wholly owned by the predecessor of Állami Privatizációs és Vagyonkezelö Rt. ("State Privatization and Holding Company" or " ÁPV").

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

        On July 3, 2000, SBC sold its 50 percent ownership in MagyarCom to Deutsche Telekom, making Deutsche Telekom a 100 percent owner of MagyarCom.

DESCRIPTION OF BUSINESS AND ITS SEGMENTS

        We are the principal provider of fixed line telecommunications services in Hungary, with approximately 2.1 million fixed access lines as of December 31, 2009. We are also Hungary's largest mobile telecommunications services provider, with more than 5.1 million mobile subscribers (including users of prepaid cards) as of December 31, 2009.

        Magyar Telekom established its current management structure in Hungary based on customer segments that require different technology and marketing strategies, and support functions. The Group's key operating segments in Hungary are: Consumer Services Business Unit, Business Services Business Unit, Group Headquarters and Technology Business Unit. In addition, the Group also has operations in Macedonia and Montenegro, which represent two additional reporting segments.

        The Consumer Services Business Unit ("CBU") operates in Hungary, providing mobile, fixed line telecommunications and TV distribution services (including marketing, sales and customer relations activities) to residential and small business telecommunications customers in Hungary, with several million customers mainly under the T-Mobile and T-Home brands.

        The Business Services Business Unit ("BBU") operates in Hungary, providing mobile and fixed line telecommunications, info-communications and system integration services (including marketing, sales and customer relations activities) mainly under the T-Systems and T-Mobile brands to key business partners (large corporate and public sector customers), as well as SMBs.

        The Group Headquarters ("Headquarters") is responsible for providing wholesale mobile and fixed line services in Hungary, and also performs strategic and cross-divisional management and support functions including Procurement, Treasury, Real estate, Accounting, Tax, Legal, Internal Audit and similar shared services and other central functions of the Group's management. Headquarters is also responsible for the Group's points of presence in Bulgaria, Romania and Ukraine, providing wholesale services to local companies and operators.

        The Technology Business Unit ("Technology") is responsible for the operations and development of the mobile, fixed line and cable TV network, as well as IT management in Hungary.

        The Group also has full-scale mobile and fixed line telecommunications operations in Macedonia and Montenegro, which represent two additional reporting segments of the Group. We hold a 100 percent interest in Stonebridge Communications AD, which controls Makedonski Telekom, the leading fixed line telecommunications services provider and, through its subsidiary T-Mobile Macedonia, the leading mobile telecommunications operator in Macedonia. We also hold a 76.53 percent ownership in Crnogorski Telekom, the principal fixed line telecommunications services provider and, through its subsidiary T-Mobile Crna Gora, the second largest mobile telecommunications operator in Montenegro.

        In addition to the operating segments described above, we have a Media Business Unit and a few other business operations for internal management purposes that do not qualify as business segments for financial reporting purposes. The results of these operations are reflected in "All other" in our Consolidated Financial Statements.

        On June 29, 2009, Magyar Telekom's EGM approved the merger of Magyar Telekom Plc., T-Kábel Magyarország Kft. and Dél-Vonal Kft., two 100 percent subsidiaries of Magyar Telekom Plc. As the merger occurred between the parent company and its 100 percent owned subsidiaries, the transaction did not have any impact on the financial results of the Group.

        We have not made any significant acquisitions between 2007 and 2009. For the investments in capital expenditures between 2007 and 2009 by our reportable segments, see Note 31.1.1 to the Consolidated Financial Statements. For the discussion of our major infrastructure developments, see "Item 4. Information on the Company—Infrastructure and Technology."

 STRATEGY

        Since becoming a listed company in 1997, we have maintained our leading positions in the domestic fixed line, mobile, Internet and data businesses. We have successfully expanded into international operations through selective acquisitions, and continuously produced solid results.

        The telecommunications industry is undergoing a major change globally. We have observed several long-term trends which are changing the structure of the Hungarian telecommunications market. Key drivers of the long-term trends include changes in technology (i.e., IP-based broadband products and solutions, emerging wireless broadband technologies), customer requirements (i.e., increase in mobile usability of content services and terminal devices, 4Play solutions, growing need for customized content), competition and regulation (i.e., low entry barriers, new business models) as well as convergence in the telecommunications and media broadcast industry.

        These worldwide trends are driving towards the concept of an integrated telecommunications, information, media and entertainment market, where market segments are overlapping and market barriers are dissolving.

        A traditional telecommunications market will not deliver sizeable revenue growth and all players will feel pressure on revenue and profitability. Overall, the fixed voice market as a major source of revenue and profits is declining; mobile and the growing segments (especially broadband) are no longer able to fully offset the decline in revenue and profits in the fixed line market. The worldwide economic crisis has further accelerated negative market trends primarily affecting fixed, mobile voice and IT services as customers tend to rationalize their telecommunications spending when household incomes are lower. We, like other operators, are experiencing strong price pressure with fierce technology platform-based competition, and also changing dynamics of broadband market growth and structure (DSL vs. Cable / Fixed vs. Mobile). The fixed market is characterized by 3Play bundles, with TV services becoming a driver and core element of service offerings, while the mobile market is driven by fierce competition in broadband. Services beyond core connectivity are needed to improve access base and usage. Continuous cost controls are required to manage profitability.

        Several factors drive the competitive landscape locally, while real innovations are coming from global industry players. Factors shaping the competitive environment include customer demand for bundling with discounts; simple administration; regulatory developments opening up market entry opportunities; technology platform based competition; economies of scale through regional business models; market consolidation and anticipated impacts of the economic crises. Also, we see many other changes locally with aggressive own access infrastructure build-out and upgrade, and strong consolidation in the ISP and cable markets.

        On a global scale, we see a strong pressure on access providers from device manufacturers (Apple, Nokia, Sony Ericsson) and content service providers (Google, Yahoo, MSN). They attract customers with new services over a commoditized access.

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

Magyar Telekom's strategic value proposition

        We need to follow clear strategic guidelines delivering the highest value to our customers (i.e., value for money) with full attention to excellence in customer service, while bringing innovations first to the market with efficient operation and processes behind. Accordingly, we need to have a consciously managed focus on both core and non-core (mainly IT, media) businesses and products, however with consideration of the differing financial characteristics and business models to effectively manage the transition.

        The strategic objective in the short-/mid-term is to fix critical factors within the core business (simplification of core processes, implement access strategy, simplify IT landscape, optimize resource allocation and cost structure, improve customer experience) and to further strengthen our positions in core connectivity segments (mobile, broadband, TV) that will enable us to shift resources and priorities towards further diversification through service/product innovation and expansion.

        In order to continue our transformation to become a cost efficient integrated service company in an extended market of telecommunications and connected industries, we have set our strategic priorities as follows:

1.     3Screen Company approach

  •
  Three screen company strategy (comprehensive strategy across three screens: television, computer, mobile phone) with full service portfolio and improved customer experience in consumer;

  •
  Utilize bundling of fixed and mobile services, leverage an integrated loyalty system based on competitive offerings; and ensure local competitiveness.

2.     ICT leader

  •
  Having established an integrated customer approach and a real ICT portfolio, focus on new innovative products (e.g., ASP products, IT outsourcing);

  •
  Realign sales segmentation and processes to improve sales performance for ICT focus.

3.     Service Innovation

  •
  Develop and launch new access supporting services focusing on areas such as smart security, energy, health and finance;

  •
  Focus on appealing 3Screen content, media and interactivity.

4.     Regional Presence

  •
  Continue to deliver and extend our regional presence, increase economies of scale;

  •
  Utilize synergies in DT Group.

5.     One Company

  •
  Continuous focus on cost efficiency, improved processes, strengthened execution capabilities.

        Our corporate strategy in place—fixing the core business and capturing sustainable growth—is still valid; execution will be further strengthened through focused corporate initiatives.

OVERVIEW OF MAGYAR TELEKOM'S REVENUES AND PRINCIPAL ACTIVITIES

        For the years ended December 31, 2007, 2008 and 2009, our total revenues by business segment were as follows:

	Year ended December 31,			Year ended December 31,
	2007	2008	2009	2009/2008
	(in HUF millions)
Revenues
Total CBU revenues	346,495	341,563	322,336	(5.6)
Less: CBU revenues from other segments	(42,219)	(38,655)	(33,849)	(12.4)

CBU revenues from external customers	304,276	302,908	288,487	(4.8)
Total BBU revenues	172,346	179,174	170,989	(4.6)
Less: BBU revenues from other segments	(14,308)	(16,833)	(18,835)	11.9

BBU revenues from external customers	158,038	162,341	152,154	(6.3)
Total Headquarters revenues	164,428	153,544	135,456	(11.8)
Less: Headquarters revenues from other segments	(75,403)	(69,384)	(59,889)	(13.7)

Headquarters revenues from external customers	89,025	84,160	75,567	(10.2)
Total Technology revenues	9,166	11,370	10,556	(7.2)
Less: Technology revenues from other segments	(7,771)	(7,877)	(7,599)	(3.5)

Technology revenues from external customers	1,395	3,493	2,957	(15.3)
Total Macedonia revenues	74,332	76,097	82,312	8.2
Less: Macedonia revenues from other segments	(111)	(285)	(214)	(24.9)

Macedonia revenues from external customers	74,221	75,812	82,098	8.3
Total Montenegro revenues	35,747	33,148	34,442	3.9
Less: Montenegro revenues from other segments	(241)	(105)	(51)	(51.4)

Montenegro revenues from external customers	35,506	33,043	34,391	4.1
All other (net)	14,200	11,216	8,351	(25.5)

Total consolidated revenue of the segments	676,661	672,973	644,005	(4.3)
Measurement differences to Group revenue	—	83	(16)	n.m.

Total revenues of the Group	676,661	673,056	643,989	(4.3)

        In addition to the segments described above, there are a few small foreign subsidiaries not belonging to any segment for financial reporting purposes and are not reported separately due to their small size. These operations (including the Media Business Unit) are included in "All other" in the reconciliation of the reportable segments' totals to the Group totals.

        Our business is not materially affected by seasonal variations.

CONSUMER SERVICES BUSINESS UNIT (CBU)

        The operations of CBU consist of fixed line and mobile voice retail services, fixed line and mobile Internet services, data transmission, pay TV, telecommunications equipment sales, as well as other services. CBU provides services for residential and SOHO customers. CBU offers home-related telecommunications services under the T-Home brand and mobile communications services under the T-Mobile brand.

        On September 30, 2009, T-Kábel Magyarország Kft. ("T-Kábel") and Dél-Vonal Kft. ("Dél-Vonal") were merged into Magyar Telekom Plc. Former T-Kábel and Dél-Vonal products became integral parts of a harmonized T-Home portfolio.

Fixed Line Services

Voice Retail Services

Subscribers

        The following table sets forth information regarding the key voice operating statistical figures of CBU:

	At December 31,
	2008	2009
Voice services
Total voice access(1)	1,921,486	1,740,619
Payphone	16,274	14,788
Total outgoing traffic (thousand minutes)(1)	3,550,076	3,135,892
Blended MOU (outgoing)	151	159
Blended ARPA (HUF)	3,650	3,630

(1)
Including PSTN, VoIP and VoCable.

Products and Services

        Local, Domestic and International Long Distance Telephone Services.    We provide local, domestic and international long distance telephone services for our fixed line subscribers. We send and receive all our international voice and switched transit traffic to and from Deutsche Telekom. The agreement with Deutsche Telekom guarantees us international telephone services revenues and profits and allows for cost reductions due to this synergy with the parent company.

        Directory Assistance.    We offer directory inquiry services. The domestic directory assistance database includes all fixed line and postpaid mobile subscribers' data in Hungary. We offer a call completion option to subscribers, whereby calls may be connected automatically.

Fees and Charges

        We charge fixed line subscribers a one-time connection fee, monthly subscription charges and call charges based on usage. A call charge contains two elements: a call set-up charge and a traffic charge. Traffic charge is either measured in seconds based on the call's duration, or in minutes, depending on price plans.

        Our one-time connection fee and monthly subscription charges are different for residential and business customers. There are different price plans for residential and business customers as well.

Residential price plans

        Our new T-Home brand (introduced in September 2008) offers fixed line voice, Internet and pay television services independently of underlying technology. 3Play (when the three services, such as fixed line voice, Internet and TV, are bundled and offered in a single package) is the focus of the portfolio and of the communication, but the elements can also be purchased separately or in any combination with certain limitations. The more services to which a customer subscribes, the more T-Home discounts are available. If two or three basic services are used, the customer is granted the "T-Home Double Discount" or the "T-Home Triple Discount," respectively.

        In April 2009, we modified our voice portfolio to offer the same plans at the same price on all platforms (PSTN, VoIP and VoCable). T-Home Double Discount or T-Home Triple Discount is offered to customers in all of our residential price plans. We continue to offer flat rate price plans. Flat rate price plans are transparent and easy to budget, and are designed to reduce the erosion of our fixed line business. Customers of flat rate price plans can use our network for local calls in off-peak periods for a fixed monthly fee. For customers with flat rate price plans, we also offer complementary packages for flat peak-time calls as well as for domestic long distance, fixed to mobile and international calls.

Small business price plans

        The T-Home discount structure, introduced in 2008, is also available for SOHO customers. The T-Home SOHO discount includes flat rate voice price plans designed for business customers, aiming to further increase our flat price plan penetration.

Internet Services

        The following table sets forth information regarding Internet products of CBU:

	At December 31,
	2008	2009
Internet products
Retail DSL market share (estimated) (%)(1)	54	58
Cable broadband market share (estimated) (%)(1)	18	19
Number of retail DSL customers	404,878	435,558
Number of cable broadband customers	127,683	152,878
Number of fiber optic connections	0	7,247

Total retail broadband customers	532,561	595,683

Blended broadband ARPU (HUF)	5,103	4,427

(1)
Data relates to Magyar Telekom Plc. The figures are our estimates and are based on the number of subscribers.

        T-Home provides broadband Internet services for residential and SOHO customers through three different technologies such as copper (ADSL, VDSL), cable (Cable Internet) and GPON (Optical Internet). The prices and bandwidths of these services are harmonized as far as possible.

        The prices of Internet services depend on the bandwidth (and traffic limit) and the number of other T-Home services (telephone and TV) subscribed (T-Home Double or Triple Discount). There are different Internet packages for residential and SOHO customers.

        ADSL.    ADSL is a continuous, high-speed Internet access service based on the Asymmetric DSL technology. The service offers cost-efficient broadband Internet access over existing copper wires. In addition, we offer Naked ADSL, an ADSL service over existing copper wires without a telephony service. To enhance the competitiveness of our ADSL portfolio and to improve the sales of new ADSL connections, in September 2009 we introduced new download bandwidths of up to 5 and 15 Mbit/s, replacing the former 2 and 8 Mbit/s bandwidth, without increasing prices.

        VDSL.    In October 2008, we introduced VDSL service by developing copper network in four districts of Budapest and in six other cities. We have enhanced the VDSL coverage in 2009 and we can reach 84,000 households with this network. We offer two special services on this technology besides normal ADSL services: up to 25 Mbit/s Internet access and HD channels on IPTV.

        Cable Internet.    We also provide cable Internet by using cable television infrastructure. After the development of our cable network, we introduced ED3 technology in April 2009. We offer a cable Internet package with 25 Mbit/s maximum download speed and since September 2009, we also offer 50 and 80 Mbit/s maximum download speeds. At the end of 2009, ED3 services were available in approximately 370,000 households. Similar to our ADSL portfolio, in September 2009 we introduced new bandwidths of up to 5 and 15 Mbit/s, replacing the former 2 and 8 Mbit/s, without any price increases.

        Optical Internet.    In April 2009, we introduced our new optical Internet portfolio on GPON network and offer optical Internet packages with 5/15/25/50 Mbit/s maximum download speeds. In September 2009, we introduced 80 Mbit/s maximum download speeds aligned with our ED3 portfolio. GPON services are available in approximately 170,000 households.

        T-Home HSI portfolio.    Through VDSL, ED3 and GPON technologies, we were able to provide HSI packages with 25/50/80 Mbit/s maximum download bandwidth in about 624,000 households by the end of 2009.

TV

        The following table sets forth information regarding the key TV operational statistical figures of CBU:

	At December 31,
	2008	2009
TV services
Number of cable TV customers	422,936	406,841
Number of satellite TV customers	5,338	156,142
Number of IPTV customers	28,496	67,430

Total TV customers	456,770	630,413

Blended TV ARPU (HUF)	3,537	3,280

        T-Home offers pay TV services on three different TV platforms: on cable (T-Home analogue and digital cable TV), on IP (IPTV) and on satellite (Sat TV). The prices of cable TV and IPTV have been harmonized, while Sat TV is available for a lower monthly fee. The prices of TV services depend on the number of channels (package type) and the number of T-Home services subscribed by the customer (T-Home Double or Triple Discount).

        IPTV.    IPTV service was introduced in 2006. Since the launch of the T-Home brand in September 2008, the sale of IPTV services has been dynamically increasing and the number of IPTV connections reached more than 67,000 by end of 2009. IPTV allows broadcasts to be seen on a television set with a set-top-box over copper or fiber network. The product line offers various interactive contents, such as time-shift function, EPG on screen, recording onto the hard disc built in the set-top-box, web EPG service, video on demand service and picture-in-picture. In 2009, we continued to increase the coverage of this service by developing a fiber network. T-Home IPTV is now available in more than 700 settlements in Hungary.

        Cable TV.    With the integration of T-Kábel, analogue and digital cable TV products have become an integral part of a harmonized T-Home TV portfolio. The growth in the number of cable TV subscribers slowed down in 2008 and the number of customers began to decrease in 2009, as a result of growing competition and also due to the saturation and development of the market.

        Sat TV.    We launched satellite TV service (T-Home Sat TV) on November 24, 2008. By entering the Sat TV market we became a nation-wide TV service provider. The sale of our Sat TV service increased rapidly. With the introduction of the DVB-S service, we are able to provide 3Play bundled services (TV, Internet, voice) in 78 percent of the country.

        Our main strategic objective is to become the number one 3Play service provider in Hungary under the T-Home brand, which strengthens and broadens our customer base (less churn sensitivity). We also target to increase our market share through acquisitions.

Fixed Line Telecommunications Equipment Sales

        We distribute an extensive range of telecommunications equipment, from individual telephone sets to modems, HAGs, set-top-boxes and complete network systems, through a network of customer service centers and CBU's technical unit. In addition to stand-alone telephone-set sales, we offer various packages combining voice, Internet and TV services together with a wide range of device portfolio supporting service packages. We also continually research new device solutions (e.g., NAS, media center) in order to offer and to build a high-level Digital Home for our customers.

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

Other Revenues

        Other fixed line revenues include construction, maintenance, rental, customer care services and other miscellaneous revenues.

Mobile Services

  Subscribers

        The table below sets forth information concerning the key mobile operating statistical figures of CBU at the dates indicated:

	At December 31,
	2008	2009
Mobile penetration (%)(1)	121.8	117.7
Mobile SIM market share (%)(2)	43.9	43.4
Number of customers	4,648,323	4,343,672
Postpaid share in the customer base (%)	29.1	35.2
MOU	127	126
ARPU (HUF)	3,397	3,164
Postpaid	7,265	6,454
Prepaid	1,862	1,670
Overall churn rate (%)	16.9	27.5
Postpaid (%)	12.1	15.1
Prepaid (%)	18.8	33.1
Ratio of non-voice revenues in ARPU (%)	15.2	16.7
Average SAC per gross add (HUF)	6,813	7,680
Number of mobile broadband subscriptions	182,687	326,384
Mobile broadband market share (%)(2)	53.4	45.9
Population-based indoor 3G coverage(2)	n.a.	65.4

(1)
Data relates to the mobile penetration in Hungary, including customers of all three service providers.

(2)
Data relates to Magyar Telekom Plc., figures published by NCA.

        As of December 31, 2009, we accounted for an estimated 43.4 percent of the total Hungarian mobile market in terms of subscribers based on the number of active SIM cards and 44.4 percent in terms of total number of active SIM cards generating traffic in the previous three months as published by NCA.

        We were the first mobile operator to launch HSDPA service in Hungary in 2006. The outdoor mobile broadband coverage based on population reached about 74.0 percent by the end of 2009. We have managed to maintain our market leader position in the mobile Internet market. At the end of 2009, we had a market share of 45.9 percent based on the number of subscriptions and 48.6 percent based on the number of subscriptions with data transfers according to information published by NCA.

        The decrease in the number of our mobile subscribers is attributable to two main factors: the impact of the economic crisis and the decline in the number of our inactive SIM cards. Despite the difficult economic circumstances in 2009, we were able to increase the number of our postpaid subscribers by 13.0 percent. The number of mobile broadband subscriptions increased and at the end of December 2009, we had 326,384 subscribers representing a 78.7 percent increase in comparison with the previous year.

        Churn policy.    Generally, a contract customer is churned either after voluntary termination upon the lapse of his contracted loyalty period or after forced contract termination due to the customer's failure to fulfill payment obligations. In the absence of re-charging, a prepay customer is churned after a period of 12 to 16 months depending on the amount charged on the prepaid card.

        Traffic.    The average monthly traffic per CBU mobile subscriber was 126 minutes in 2009. Notwithstanding the decreasing average tariff in 2009, usage decreased as a consequence of the economic crisis.

Mobile voice services

Voice postpaid services

        Since January 1998, mobile subscriber rates have been deregulated, and carriers have had the freedom to set the level of fee components (i.e., connection fee, subscription fee and traffic charges).

        We charge subscribers a one-time connection fee, monthly subscription charges, event charges and time-based traffic charges. We do not charge subscribers for incoming calls, other than calls received while roaming. We receive payments from other telecommunications service providers for terminating calls on our network. We maintained a wide range of price plans and successfully introduced additional plans in 2009 to acquire new subscribers and develop loyalty.

        In May 2009, new MediaMania postpaid price plans were launched with bundled SMS, data and mobile TV in one monthly fee. The plans offer competitive prices from mid to high volume segments. There are special smart phone offers to the MediaMania plans with tariff loyalty contracts.

        For the small enterprise segment (SOHO customers), CBU offers several price plans providing favorable calls within the user group and other specific services. Customers can manage their user groups and connecting services via web-based application called Telematrix.

        Customized employee discounts are gaining considerable market share in the Hungarian mobile market, concentrating mainly on large multinational companies and the government segment. Since the bills of these subscriptions are paid by individuals (and not their employers), this group of customers belongs to the CBU customer base.

Voice prepaid services

        Customers using prepaid cards do not pay monthly subscription charges, but certain price plans do include monthly recurring fees.

        Electronic top-up services are available at many ATMs, petrol stations, Internet banks, Telebanks, Mobilbanks, on public Internet sites, in post offices, newsagent network, T-Mobile franchise and wholesale partners. The estimated share of electronic top-up in our total top-up remained stable at 90 percent by the end of 2009.

Roaming services

        International roaming services are available both for our prepaid and postpaid subscribers. The number of networks and countries where they can make and receive voice calls, send and receive data or SMS is increasing continuously. Since 2007, EU roaming regulations have been in place for roaming voice tariffs for retail customers. The regulation was extended for further three years to retail voice and SMS tariffs as well in 2009.

Mobile non-voice services

        In 2009, we continued to enhance our non-voice services portfolio, introduced several new products, increased the penetration and usage of existing products and extended access to some of our domestic products abroad:

  •
  New data packages were launched in July 2009. The new RelaxNet structure offers customers maximum available data speeds for a fixed monthly recurring fee based on the size of the purchased package. In case the traffic limit included in the package is exceeded, we decrease the downloading speed to 128 Kbit/s, but no further fees (e.g., run-on-rate) will be charged.

  •
  The increase in the usage of our mobile Internet services played an important role in 2009. The number of subscribers for this service rose by 78.7 percent by the end of 2009 compared to a year earlier.

  •
  We provide premium-rate SMS, premium voice traffic, MMS and videophone. Due to the growth in the number of MMS Interworking partners, the international MMS traffic volumes were almost 32 percent higher in 2009 in case of both outbound and inbound directions, compared to 2008. By the end of 2009, our retail subscribers were able to send/receive MMS to/from about 85 international mobile networks.

  •
  We launched, together with handset manufacturer Sony Ericsson, the subscription based PlayNowTM plus music download service in 2009. The service allows users with appropriate handsets to download an unlimited number of tracks to their mobile phones and PCs from a catalog comprising several million tracks, including all major recording labels' offerings. In order to cater to gamers, we launched the Electronic Arts game club, which allows users to get download two Electronic Arts games for a fixed monthly fee. We launched Nokia Messaging service, which allows users to automatically download their e-mails from a wide range of websites (e.g., gmail, hotmail) to their appropriate Nokia handsets.

  •
  In December 2007, we launched our Mobil TV streaming service which can be accessed on both t-zones and web'n'walk portals. In 2009, we launched the pay-per-day version of the service, extended channel offerings and integrated the service with the MediaMania price plan, which helped to increase the number of subscribers and active users substantially.

  •
  Purchases via mobile phones continued to grow in 2009; transaction figures grew by 65 percent and revenues by 39 percent. The main driver of growth in 2009 was the inclusion of new major cities into the parking service (i.e., when parking tickets can be purchased via mobile phones). Services can be bought in a more convenient way with the use of IVR or SMS. Our other most popular products purchased by mobile phones continued to be lottery tickets and highway fees, but further smaller partners were also included in the service (e.g., movie ticket purchases). In the future, we see potential for the purchase of public and rail transportation by mobile phone.

Mobile equipment and activation

        We distribute an extensive range of mobile device products, such as terminals, accessories, notebooks, netbooks, data products, SIM cards and vouchers.

        We focus on both acquisition and retention, offering several favorable packages to our customers, such as the interest-free installment option for almost all mobile handsets and notebooks, or in case of our existing customers, the popular loyalty offers with more favorable prices and conditions.

        We offer combined mobile service (voice, Internet and TV) and device offers to our customers, finely-tuning the eventualities of existing mobile services, together with supportive devices.

        The best example of this is the successful introduction of iPhone 3G in 2008 and iPhone 3GS in 2009 for the Hungarian market exclusively by T-Mobile. iPhone can also be bought bundled with iPhone-specific price plans (ikon 200, ikon 400 and ikon 600), which help to fully exploit iPhone's multimedia capabilities.

        We sell mobile equipment manufactured by other companies.

T-Home and T-Mobile integrated offers

        Since we are the only integrated (fixed-mobile) telecommunications service provider in the Hungarian market we continue to leverage the opportunity of FMC.

  •
  T-Home/T-Mobile integrated broadband offer.  This offer provides unlimited fixed line and mobile Internet together at a discounted price. The purpose of the promotion is to retain fixed line and mobile customers with a competitive offer and to sell mobile Internet as a complementary service for them.

  •
  FamilyFriend Option.  In October 2009, we introduced a new fixed-mobile voice integrated offer called FamilyFriend. It offers flat rate voice traffic to those customers who subscribed to the FamilyFriend Option between their T-Home fixed and T-Mobile postpaid and prepaid numbers.

  •
  The Connection Program.  The joint loyalty program of T-Home and T-Mobile was launched on July 1, 2009, offering customers the opportunity to collect loyalty points for use of fixed line and mobile services, as well as several favorable discounts.

BUSINESS SERVICES BUSINESS UNIT (BBU)

        The operations of BBU consist of fixed line and mobile voice retail services, Internet services, data transmission, SI/IT services, TV, telecommunications equipment sales, as well as other services.

Fixed line services

Voice Retail Services

Subscribers

        The following table sets forth information regarding the key voice operating statistical figures of BBU:

	At December 31,
	2008	2009
Voice services
Business	110,389	100,172
Managed leased lines (Flex-Com connections)	6,037	4,745
ISDN channels	288,338	270,466

Total lines	404,764	375,383

Total outgoing traffic (thousand minutes)	798,157	656,372
MOU (outgoing)	191	178
ARPU (HUF)	5,457	5,162

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

        Beginning 2009, we also offer flat rate price plans to our largest key customers. To prevent customer churn, we intend to use these price plans as a retention tool for our fixed line and mobile voice services customers.

        For SMBs, we extended the existing business flat rate portfolio and launched a fixed-mobile CUG bundled product to retain fixed line traffic in the business segment.

Services

        Local, Domestic and International Long Distance Telephone Services.    We provide local, domestic and international long distance telephone services to our fixed line subscribers.

        IP-based Voice Services.    We provide integrated voice, Internet and corporate data packages at very attractive prices for our SMB segment within fixed line portfolio.

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

        PBX Services.    We offer virtual PBX services via VoIP providing internal voice and data integrated business networks for the small and medium business segment.

Internet Services

        The following table sets forth information regarding the Internet customers of BBU:

	At December 31,
	2008	2009
Internet services
Number of leased line Internet subscribers	617	558
Number of retail DSL customers	31,805	32,358
Retail DSL ARPU (HUF)	13,743	12,712

        We offer our business customers Internet services based on ADSL technology as well as access through cable, WLAN and leased lines. BBU provides ADSL service on PSTN lines named BDSL. Packages without traffic limits are available with four different download speeds: 5, 10, 15 and 25 Mbit/s.

        Bundled ADSL ("T-DSL").    BBU also offers voice and Internet bundles (T-DSL) targeting primarily small and medium business customers. In 2009, we have reshaped our T-DSL portfolio with new bandwidth packages (5, 10, 15 and 25 Mbit/s download speeds) and more value added services. T-DSL price plans contain telephone line services with voice and Internet access and value added services such as virus protection, and domain name.

        T-HotSpot.    HotSpot is a WiFi technology-based wireless broadband Internet solution for public site Internet services (i.e., hotels, conference centers, restaurants). By the end of 2008, former T-Com and

T-Mobile HotSpots have been consolidated; therefore the whole T-HotSpot network can be now used under the same terms and conditions.

        MLLN Internet Access.    MLLNI provides transport and access facilities to IP traffic and it is offered mainly to our largest business customers. The product includes domestic and international peering and leased line access, by which the domestic end-point of the customer is connected to our IP network with symmetrical upload and download link. With the growing penetration of xDSL based broadband access technology and the aggressive pricing in the customer segment, we will derive less revenue from our MLLNI services.

Data Transmission and Related Services

        Leased line service establishes a permanent connection for transmission of voice and data traffic between two geographically separate points (point-to-point connection) or between a point and several other points (point-to-multipoint connection). These points can be either all within Hungary or some in Hungary and others abroad.

        We offer a broad variety of standard analogue and digital lines for lease, including two-wire and four-wire analogue lines and digital lines with capacities from 64 Kbit/s to 10 Gbit/s. We also offer high capacity customized digital lines to other telecommunications providers.

        Our leased line customers pay a one-time connection fee based on the type of line leased. Monthly subscription charges vary with the type and length of lines leased and, in some cases, with the term of the lease. With the exception of leased lines required for connection with other networks, leased line charges are not subject to regulation, although the difference between the retail and wholesale prices is set by the regulators. As part of the overall rebalancing of our rates, we have reduced our leased line charges in real terms over the last few years in response to competition, which partly offset the revenue increase generated by volume and bandwidth increases of the leased line services.

        Flex-Com.    We offer Flex-Com, domestic and international digital leased lines with managed back-up systems that are dedicated to data transmission. The number of Flex-Com connections has been decreasing as customers choose leased line services based on the high speed FTTx technologies within 100 Mbit/s and 10 Gbit/s speed ranges (e.g., Gigalink) or choose network facilities with higher values from our product portfolio (e.g., IP Complex Plus, MultiFlex).

        Magyar Telekom DataLink.    In 2004, we launched a data transmission product that offers technology-independent data transmission between business customers' locations. The customer only needs to define three main parameters: bandwidth, SLA and interface. This service provides data connection below 2 Mbit/s, with X.21 or Ethernet interfaces. With the introduction of this service, we can better utilize our spare data transmission capacity and also offer other high-value network facilities to our customers (e.g., IP Complex Plus, MultiFlex).

        MultiFlex.    In 2007, Magyar Telekom launched a new MultiFlex service. It is an Ethernet-level virtual private network service on the Magyar Telekom Ethernet-aggregation and MPLS-backbone network, where access may be provided through multiplicating copper pairs, optical fiber, or, micro, which enables connections to our customers with a speed up to 1 Gbit/s. Magyar Telekom provides proactive fault repair and SLA report, and our partners can access the report via our VIP portal website. In 2009, Magyar Telekom launched a few new service options, such as Redundancy and Measurement-based SLA options. By the end of 2009, Magyar Telekom had more than 190 contracted customers.

        Datex-P.    We offer Datex-P, a packet-switched data transmission service based on the X.25 (e.g., X.1, X.28, X.32) protocol. The service provides low speed (up to 128 Kbit/s) domestic switched data communications services with international connectivity to business customers. As a result of the proliferation of new technologies, growth in the number of subscribers has stopped. Between 2003 and

2005, our major objectives were to extend the lifecycle of the product, maintain profitability, optimize the network and reduce costs. In 2005, we assessed and commenced migration of customers to other data transmission services, which is still ongoing. The churned customers can choose up-to-date and high-value network facilities from our product portfolio (e.g., IP Complex Plus, MultiFlex).

        IP Complex Plus.    IP Complex Plus is an IP-VPN service. IP Complex Plus service is offered to retail and wholesale customers having multiple remote sites. This service enables them to establish secure data traffic between sites without the need of setting up "point-to-point" connections between two sites. The development of supplementary services, such as ISDN back-up, integrated voice/data, ADSL/SHDSL access and dial-up access to IP-VPNs make this product more attractive to a growing number of business customers. In addition to the current function of integrated voice/data service, we provide number portability for our IP Complex Plus customers. Using this new service, customers can use their existing phone numbers within their private network as well. In 2007, we extended our portfolio with new access technologies based on Ethernet network, which enable our customers to connect to the IP network with a speed up to 1 Gbit/s. In 2009, Magyar Telekom launched the HSDPA mobile backup option to improve the reliability of data transmission. Furthermore, Magyar Telekom allows wired connections to the domestic customer VPN from Romania and Bulgaria.

        Telepresence.    Telepresence is an entirely new generation of video conferencing services that is offered by Magyar Telekom to its corporate customers. It creates a unique live, face-to-face communication experience over the network. Telepresence uses powerful integrations to the IP Complex Plus network of Magyar Telekom enabling highest quality (1080p, low latency, spatial audio) video and audio connections, which provide users with simplicity in call scheduling and launching, as well as reliability. It manages real time applications such as voice and video at the lowest possible bandwidth. This allows customers to keep costs down, and use their network investments to maximum advantage. We also use Telepresence for our own company purposes with several sites in Hungary, which are connected by IP-VPN with other Deutsche Telekom subsidiaries in Skopje, Podgorica and Frankfurt.

        Távszámla.    In 2005, we launched our electronic bill presentment and payment product (Távszámla). Távszámla provides certified invoices in PDF format with electronic signatures and time stamps complying with relevant legal regulations. This service is perfectly suitable for public utilities to reduce paper based bills and significantly reduce their billing costs. In addition to our own services, the bills of various public utilities (e.g., gas, electricity) are also available through Távszámla. At the end of 2009, the registered users of Távszámla exceeded 92 thousand.

System Integration and Information Technology

        BBU has a prominent competitive advantage in providing complex ICT services in the Hungarian market, since it also owns the necessary telecommunications infrastructure. As a result of our clear strategy to dominate the Hungarian ICT services market and the acquisitions completed between 2006 and 2009, our company became the market leader providing combined IT and telecommunications services. In spring 2009, we acquired ISH, an IT services vendor with a significant client base in the healthcare sector.

Outsourcing services

  ICT Outsourcing

        Our ICT Outsourcing services offer transfer of assets, customized hardware configuration, customized SLA and processes for mainly large enterprise companies and public institutions. We select the billing and settlement solutions that best suit the goals of our partners (e.g. solutions based on users, infrastructure elements, service tickets and combinations of these factors).

  Managed Services

        Our managed services represent complex IT infrastructure services including both the necessary network equipment and the related services for a monthly service charge. As a managed infrastructure service, we provide Managed LAN, Managed Voice, Managed Desktop, Managed Security, and Managed Printer services for our mid-market business customers.

        Managed LAN.    With the Managed LAN Service, we offer construction, continuous operation and management of companies' computer networks (LAN). The service includes continuous monitoring of active devices in local networks and proactive fault repair. With this service we offer our customers a one-stop service provision for a foreseeable transparent monthly service charge.

        Managed Voice.    Our Managed Voice Service offers the construction and operation of a complete integrated voice and data communication system. In addition to all functions of conventional telephone systems the Managed Voice Service includes an IP-based voice transmission (telephone) system with numerous comfort features. The system is fully based on and is integrated into the data network of the company's headquarters and its sites so there is no need for an additional internal telephone network neither at the headquarters, nor at the sites.

        Managed Desktop.    Our Managed Desktop Service is a solution for companies to outsource their IT infrastructure operations. With this service, we assume the overall management (including continuous monitoring) of client workstations (computers) and connected devices, i.e., printers and other peripherals. The service also includes professional consulting, procurement of the necessary PC and notebook configurations, installation of the necessary software environment and, when requested, its modification.

        Managed Security.    Our Managed Security Service offers protection of the IT infrastructure through local or centralized monitoring, construction and operation of an IT protection system.

        Managed Printer.    Our Managed Printer Service includes design, installation and operation of companies' entire printer pool, the devices needed for printer operations, their replacement and continuous monitoring.

  Compleo

        BBU offers to SMBs office communications infrastructure services in one package, containing modern IT and telecommunications tools. Components of the T-Systems Compleo service package include:

  •
  Telecommunications access and usage, i.e., integrated broadband, voice and Internet service for each site;

  •
  IT network (LAN) and equipment, i.e., telephone sets and PABX functionality;

  •
  Internet security;

  •
  Service Desk and monitoring service; and

  •
  Secure above-Internet (IPSec-VPN-based) data communication options between the sites.

        This service package can be tailored to the very needs of the SMBs' business.

Infrastructure-hosting & co-location services

        We provide hosting and co-location services, which offer full-scale solutions for data storage and at the same time allow clients to monitor servers during any period of the day, and take immediate action if necessary. Our hosting and co-location services include all the functions associated with servers, starting from locality- or server-based co-location through server leases to the provision of replacement computers, and provision of value added services.

ASP, SaaS services

        We provide ASP/SaaS services to local governments, middle sized companies and SMBs. These services enable us to bundle telecommunications and IT services. We developed the Virtualoso product to enter the SMB market with standardized ASP Services, while we plan to provide from 2010 customized ASP solutions for local governments and ERP/CRM applications in SaaS model for mid-market customers. We provide the following types of Virtualoso services:

  •
  Virtualoso eMail (Microsoft Exchange functions);

  •
  Virtualoso Meeting (teleconference, virtual meeting room and joint online work);

  •
  Virtualoso Server (rent of server capacity); and

  •
  Virtualoso WorkPlace (online application for storing and sharing documents).

Application Development and Operation

        Our subsidiary, IQSYS provides IT application development, management and system integration services mainly for large enterprises and public institutions. In addition to these traditional markets, IQSYS has an increasing focus on the SMB sector as well. We deliver complex, custom-tailored solutions covering the full application lifecycle. Our services range from business and IT consulting, through the implementation of application packages (ERP, CRM, other sector specific applications, business intelligence solutions), custom application development and system integration to the delivery of the required tools and the operation of the applications. Our offering is complete with application services as well as outsourced IT and business workflow services.

Infrastructure

        Our subsidiary, KFKI provides large enterprises and public institutions with various infrastructure solutions and IT operation services. Beside these large business partners, KFKI also handles customers from the SMB sector. KFKI implements, supports and operates unified communication solutions, intelligent building solutions, network integration solutions, IT security infrastructure, IT service management and system administration solutions as well as computer systems. KFKI also provides consulting services in the areas of IT security, IT operation and IT investments. We outsource not only IT equipment, but human resources ("HR") as well. Our IT operation services range from operation by our expert delegated to the client on a long-term basis to installation, repair, maintenance, planning, consulting, operation and upgrading in any part of the country.

Mobile operations

Subscribers

        The table below sets forth information concerning the key mobile operating statistical figures of BBU at the dates indicated:

	At December 31,
	2008	2009
Mobile operations
Number of customers	713,469	775,912
Overall churn rate (%)	5.8	8.0
MOU	325	336
ARPU (HUF)	7,655	6,458
Number of mobile broadband subscriptions	81,339	102,161
Ratio of non-voice revenues in ARPU (%)	20.2	23.6
Average SAC per gross add (HUF)	9,092	8,280

Mobile voice services

        We provide the same voice retail services to our corporate customers that we offer to our residential market.

Mobile non-voice services

        In addition to the services we offer to our residential customers, we developed the following products for our corporate clients:

        Telematrix.    Telematrix is a web-based tool available for our customers to manage their entire mobile fleet (cost and asset management, service activation and deactivation) on their own. We continuously develop the Telematrix platform, which we consider a major competitive advantage enabling us to maintain our market leader position in the corporate mobile market.

        Corporate Internet and Intranet Service (APNCA).    APNCA is a Virtual Private Network service with optional Internet access based on mobile network. APNCA service is offered to corporate customers having multiple mobile endpoints. This service enables them to establish secure data traffic between the mobile end point and the customer's main office.

        Bulk SMS.    Bulk SMS service enables corporate customers to contact a large number of customers, employees or business partners in a simple way. The service provides easy and fast sending, receiving and management of SMSs in bulk and is a new way to acquire or retain customers and send advertisements.

        BlackBerry Enterprise services.    Using a special mobile device, the BlackBerry™ Enterprise Service enables users to access their corporate mailing systems. The service provides comprehensive on-line access to various functions, including incoming electronic mails, calendar, corporate address book and tasks.

        Fleet management.    Fleet management is a position tracking service based on GSM/GPS systems.

        Our subsidiary, Pro-M provides TETRA services for public safety and security agencies in Hungary.

        Due to continuous network developments, the outdoor mobile radio coverage of EDR is more than 99 percent, based on a countrywide average. New EDR services have been made available for public safety and security agencies, like e-learning with 5,000 users planned in 2010, an AVL system that serves police action control, or new mobile units extending TETRA services.

        Providing EDR services for a new range of users is a new possibility for Pro-M after negotiating the related processes with the Minister.

        Pro-M realizes service revenues from providing EDR telecommunications services for various public safety (emergency) and law enforcement bodies based on the EDR contract. The agreement is valid until 2015.

HEADQUARTERS

        Headquarters is responsible for:

  (i)
  wholesale services;

  (ii)
  headquarters functions (management and support);

  (iii)
  shared services (back-office and non-core shared services within the company);

  (iv)
  our PoPs in South-Eastern Europe;

  (v)
  media unit and new business developments.

Wholesale services

        Our wholesale unit represents a separate line of business operating independently from our retail businesses. The wholesale activities focus on three strategic objectives:

  (i)
  enabling retail activities;

  (ii)
  complement retail activities; and

  (iii)
  strengthen our regional presence.

        To enable our retail businesses, we have bilateral interconnection and roaming agreements with national and international network operators. Furthermore, we purchase services from other telecommunications operators ensuring nationwide coverage for our retail services.

        In the domestic telecommunications market, we face strong competition in both the retail and wholesale levels. In most service markets, the parallel use of wholesale and retail sales channels in a complementary way can ensure reaching the optimum financial results. In addition, our wholesale business increases utilization of the existing network capacities.

        In order to offset the decreasing revenue potential of the traditional domestic wholesale markets, we are looking for opportunities to expand our regional presence especially in South-Eastern Europe. We intend to strengthen our market position in this region through our regional subsidiaries (PoPs).

Customers

Alternative domestic fixed network and service providers

        ISPs, ASPs and cable TV operators belong to this wholesale partner group, consisting of approximately 200 partners in 2009. Most ISP and cable TV service providers are expanding their traditional service portfolios with other service elements like broadband Internet, VoIP and IPTV. In response to this demand, we provide commercial based and regulated wholesale solutions to these partners enabling them to sell 2Play or 3Play packages. We offer to this segment end-user access (xDSL, unbundled local loop and leased lines), backbone capacity (low and high speed leased lines on several technologies), infrastructure-based services (duct rental), interconnection and network access services (transit) as well as complex network and service platform solutions (IPTV and VoIP). The market demands are shifting to all IP-based technologies regarding both the backbone capacity and the end-user access. Due to the increase in the infrastructure-based competition the market is undergoing significant market consolidation.

MNOs

        We have two partners belonging to this wholesale segment. Typical services sold to these partners include interconnection-based services, network access-based services (e.g., international and domestic transit, value-added services) and capacity sales (TDM and IP-based leased lines). Their demands particularly focus on interconnection services, however we make efforts to increase the portion of commercial agreements. Through acquisitions, the MNOs are entering into the market for fixed line networks and services.

International telecommunications providers

        We sell international low and high speed leased lines, transit circuits, IP/Internet connections, other managed data communication services and backbone capacity to approximately 50 international wholesale partners and purchase such services from approximately 40 international partners for our retail activities. We also terminate international incoming traffic on our network. Our international partners, which are typically simultaneous buyers and suppliers, are significant wholesalers in Europe, including Deutsche Telekom, Telekom Austria, Interoute and T-Systems International. We expect that the dynamic growth of the IP-based services will be able to offset the decline of the low-speed data communications services in the future.

Premium rate segment (Third party wholesale market)

        In the third party wholesale market, we have 76 contracted content provider partners, the largest of which also act as aggregators. Dominant partners have leading roles in media and mobile marketing market support (e.g., suppliers of commercial TV channels, mobile marketing campaign organizers). Due to the characteristics of the market we offer premium and normal rate interactive services and solutions, allowing content providers to access mobile and fixed line customers.

Roaming partners

        International roaming service was available for our subscribers on 426 networks in 187 countries as of December 31, 2009, of which 236 networks in 123 countries were available for prepaid customers. As of December 31, 2009, customers could use 242 GPRS networks in 116 countries. Since January 1, 2008, Magyar Telekom sends and receives all its international voice traffic to and from Deutsche Telekom as Deutsche Telekom offers more favorable prices and better quality than other international carrier service providers.

Wholesale product lines

Regulated services

        Regulated, domestic traffic services primarily consist of call origination and termination services. In the call origination and termination market, we are an SMP service provider and therefore obliged to submit RIO. We have 18 bilateral interconnection agreements for providing regulated services. We are also obliged to provide number portability for fixed line numbers based on RIO as well as local loop unbundling based on RUO.

Broadband services

        We sell wholesale ADSL service to ISPs, which enable them to offer integrated broadband Internet services combining access and IP transport to their retail customers under their own brands. At the end of 2009, we had contractual relationships with 24 ISPs. Due to the strong competition caused by alternative broadband technologies (mobile broadband and cablenet), the number of wholesale ADSL connections decreased to 161,270 at the end of 2009 from 196,776 at the end of 2008. We expect further decreases in the number of wholesale ADSL connections in 2010.

TV services

        As one of the first providers in Europe, we launched a wholesale IPTV product in the middle of 2009 enabling ISPs to provide own branded IPTV service to their ADSL customers. We had six wholesale IPTV partners at the end of 2009. The number of wholesale IPTV subscribers reached 296 at the end of 2009. The Hungarian TV market is highly competitive driven by different technologies such as analogue broadcasting, analogue cable TV, DVB-T, DVB-S, DVB-C.

Data and IP service

        We offer an extended data and IP service portfolio to wholesale partners. It consists of managed leased lines on different technologies (TDM, Ethernet, ATM, SDH). These connections are available on access and backbone network levels as well. BBU is responsible for product management of most of these products and our Headquarters unit sells them to wholesale partners. We are responsible for the development and life-cycle management of two services within the wholesale data and IP service portfolio.

        Our Symmetrical Internet, which combines IP transport, Internet peering and leased line access, was designed especially for ISPs. This product was introduced in 2003 to maintain our competitive position in the Internet leased line market. In 2009, we extended the domestic Symmetrical Internet portfolio to the international market involving Magyar Telekom's, Deutsche Telekom's and Telekom Austria's IP MPLS platforms. We expect steady growth in sales in this market in 2010.

        Our HSLL service also plays a significant role in wholesale sales providing high speed (from 2 Mbit/s to 2.5 Gbit/s), high reliability leased line connections between service access points.

Infrastructure service

        We share our physical infrastructure (ducts, poles, equipment housing) on a commercial basis. Our partners are mostly cable TV companies. We had 31 partners at the end of 2009. We have to face competition in this market particularly within major cities and regarding backbone relations.

Interactive mobile service

        There are two major lines of interactive services: premium and normal rate. Both service groups are available on the following service channels: voice, SMS, MMS and video. Due to the evolution of business models and technologies, the premium rate services are operated in a harmonized market among the mobile operators (except premium voice), contrary to the normal rate competitive market. Harmonization in premium rate services is necessary to ensure countrywide access required by the characteristics of the market. In case of normal rate services and premium rate voice there is a heavy competition among mobile operators for increasing market share (especially from mobile marketing revenues). Appearance of new alternative solutions (e.g., mobile payment, IPTV) and the direction of media and mobile marketing development strongly influence the opportunities in this market. We expect the demand for such services to increase in the future.

Headquarters functions

General

        Headquarters performs strategic and cross-divisional management functions for the Group. Headquarters functions include those performed by many of our central departments, such as legal, regulatory, strategy, HR, communication, investor relations, treasury, security, internal audit and compliance.

Principal Activities

        Our strategy area is responsible for determination of new lines of business, to scout new products, technologies and services, to acquire access to them on our behalf and to handle the portfolio of our international subsidiaries.

        Our treasury team is primarily responsible for cash management, investments in securities, leasing arrangements and the refinancing of indebtedness through a variety of financial arrangements, including, among other things, bank loans and other credit arrangements. Furthermore, this unit is responsible for the issuance of debt in the international capital markets, the handling of payments and clearing transactions, foreign exchange and hedging, as well as merge and acquisition ("M&A") activities.

        Our legal department represents us in legal disputes, creates and approves our contracts and regulations and performs due diligence activities with our treasury team on potential acquisition targets.

Shared services

General

        Operating functions not directly related to the core businesses of our operating segments are considered shared services functions. Shared services include, among others, the management and servicing of our real estate portfolio, fleet management, procurement, HR administration and accounting.

Principal Activities

        The real estate unit, based on revenues, is the largest shared service within Headquarters. The real estate unit is responsible for managing our real estate portfolio, renting commercial real estate and providing facility management services for the Group, primarily in Hungary. In addition, this unit is also responsible for the operation, management and servicing of our radio transmission sites, such as our radio towers and transmitter masts in Hungary (primarily used in mobile, radio and satellite communications, as well as for television broadcasting).

        Our real estate operations are conducted partly through STRABAG Property and Facility Services Zrt. and partly by our own property organization.

        Our fleet management is conducted through MKB Eurolízing Zrt., which provides fleet management and mobility services, with approximately 2,800 vehicles provided to the Group companies and affiliates within Hungary.

        Central procurement handles purchasing activities, calls for tenders, signs and controls contracts and it is responsible for all related procurement procedures.

Our Points of Presence in South-Eastern Europe

        The Headquarters segment also includes the activities of Magyar Telekom in certain countries in South-Eastern Europe. Magyar Telekom provides international network and carrier services in South-Eastern Europe through PoPs. We entered the Romanian market in July 2004, the Bulgarian market in September 2004, and the Ukrainian market in August 2005 to offer various wholesale services. Capitalizing on our experience in these markets, we have entered the retail market segment in Romania with a full service portfolio.

Media unit and new business developments

        The Headquarters segment also comprises content, media and other non-access services; it is also responsible for new business developments and the coordination of innovative activities.

        In line with our strategy of capturing new revenue sources in business areas in which we can build on our existing capabilities, we have decided to enter the retail energy market, via the resale of natural gas and electricity, leveraging off the extensive sales networks that we already have in place. It is anticipated that participation in the retail electricity and gas market will enable us to retain existing, and win new, telecommunications customers with attractive energy offers. We expect that such electricity and gas offers will help support additional sales and services provided to existing customers, as well as possible upgrades to existing services.

        The liberalization of the Hungarian electricity and gas market was completed in July 2009, enabling us to enter into agreements with a wholesale provider for the supply of sufficient electricity and gas volumes. We intend to start reselling electricity and gas to our existing customer base as a bundled product supplementing the telecommunication services offered.

        Initially, we plan to launch electricity and gas retail offers for a targeted segment of residential and business customers from among our existing customers from April 2010 to test customer perception and acceptance. After this initial phase, we will assess the potential for further penetration of the energy market in the second half of 2010.

TECHNOLOGY

        Technology is a central supporting unit for the business units of the Company. It is responsible for the development and operations of the mobile and fixed networks as well as IT.

        Technology derives its revenues mainly from:

  (i)
  internal services to other segments of the Company regarding NTs, service development and IT;

  (ii)
  network maintenance and consulting services to subsidiaries; and

  (iii)
  network construction and maintenance services to external parties.

        Technology in its current form was established on January 1, 2008 with approximately 2,200 employees. It became a central technology unit serving the Company's business units as internal clients. On the IT side, two directorates (IT Architecture and Development, and IT Operations) were established after a merger of the IT organizational units of former T-Mobile, T-Com and T-Online. On the network technology side, mobile and fixed network areas were initially kept separate because processes differed significantly.

        In 2009, two main organizational changes took place in Technology. First, the technology units of T-Kábel were merged into Technology. Second, preparation has been made to merge the mobile and fixed network technology areas. This merger, referred to as "TU 2.0", provides opportunities for exploiting synergy effects:

  •
  fully integrate fixed and mobile network technology areas;

  •
  consolidate processes, eliminate functional redundancies;

  •
  clarify functional responsibilities, between and within IT and NT; and

  •
  centralize all service development tasks and organizations.

        The first phase of the TU 2.0 project ended at January 1, 2010, when the new organizational structure was established. During the second phase in the first half 2010, we will start the harmonization and merger of fixed line and mobile processes, make minor modifications to adjust operations to the new organizational structure and develop the detailed rules of operations.

        According to the new organizational structure, in effect as of January 1, 2010, all network development-related functions are consolidated in the NT Plan and Build unit. Also, all operations related tasks, both fixed and mobile, are consolidated in the NT Operations unit. A substantial change is that all technology-related service development tasks are centralized in one Service Development unit. These three NT areas work under the leadership of the NT Chief Technical Officer.

        Besides the NT and IT directorates, a separate unit is responsible for setting strategic goals and objectives for Technology and ensuring the strategic harmonization with the rest of the Company. In addition, it also manages centrally all financial activities for Technology, covering financial planning, financial controlling, capital expenditures management and asset management tasks. This organization is also responsible for operational management of Technology as a whole, including reporting, process and risk management.

        Technology maintains direct relationships with the respective technology units of DT. DT maintains supervision of major strategic activities. DT's impact on Technology has intensified since the summer 2009 when DT established its Southern and Eastern Europe ("SEE") region and defined common regional strategic goals for both NT and IT areas. Regional collaborations focus on standardization to exploit volume effect of technology procurements and cost savings derived from maintenance. As an example, procurement and testing of new GPON releases will be coordinated among the SEE Group affiliates.

        Technology also performs extensive Research and Development ("R&D") activities. Particularly in co-operation with Hungarian universities, 37 research projects have been completed in 2009 to identify future opportunities of telecommunications services and technology innovations.

        In 2009, the most important NT developments included the following:

  •
  Started the fiber roll out according to the Company's fixed-access strategy: designed and deployed FTTH (based on GPON technology) covering 170,000 homes in 2009. In addition, Technology covered 370,000 homes with DOCSIS 3.0, enabling high-speed Internet connection on cable TV infrastructure.

  •
  Continued the roll-out of mobile broadband connectivity. By end of 2009, 74 percent of the population was covered by 3G. Data traffic on our mobile network roughly doubled in 2009, which capacity was assured by network development.

  •
  Migrated to R4 3GPP architecture. We continued designing NGMN focusing on access domain (including pilots of LTE) and core network elements.

  •
  Planned the replacement of legacy PSTN (ADS) switches that had reached the end of their life-cycle in order to reduce maintenance costs at telephone central offices. This replacement project is in the implementation phase.

  •
  Developed a long-term voice strategy (for both fixed and mobile), together with marketing areas. We identified the next steps of implementation, e.g., designing an all-IP pilot.

        As for the IT strategy, we successfully completed many substantial developments in 2009, including:

  •
  Consolidated data warehouse, mediation systems, fixed and mobile interconnect systems.

  •
  Started the strategic CRM & Billing IT landscape consolidation program to simplify processes, reduce parallel developments, reduce time-to-market, and decrease IT cost. Two rival consortia were offered the task of developing detailed design plans. The implementation will continue in 2010 and 2011.

  •
  Implemented a new SPA system and processes for Internet, high-speed Internet, IPTV and VoIP services, provided either on copper or fiber networks.

  •
  Increased the service quality and efficiency of IT operations. Unified former T-Mobile, T-Com and T-Online office environments and outsourced desktop support in a consolidated contract.

  •
  Introduced a new Service Manager system, by which unified incident handling and problem management have been implemented.

MACEDONIA

Fixed line services

        We fully own a Macedonian holding company, Stonebridge, which owns a 51 percent interest in Makedonski Telekom. Magyar Telekom has commenced a liquidation procedure of Stonebridge in accordance with the relevant Macedonian laws. Once the process is complete, Magyar Telekom will directly own its shares in Makedonski Telekom, thus simplifying the ownership structure.

        Makedonski Telekom is the primary fixed line service provider in Macedonia. Makedonski Telekom provides traditional fixed line telecommunications services and content services within the scope of the fixed line network, broadband services and integrated solutions, including IPTV. In addition, the product portfolio of Makedonski Telekom includes IP based services, data transmission, sale and lease of equipment and system integration services.

        In May 2008, Makedonski Telekom introduced the T-Home brand.

        The following table sets forth information regarding the fixed line operation of Makedonski Telekom:

	At December 31,
	2007	2008	2009
Number of revenue generating fixed lines
Residential lines	386,369	356,082	305,806
Business lines	35,143	34,864	31,443
Payphone	2,015	1,692	1,218

Total	423,527	392,638	338,467
ISDN channels	37,602	38,598	34,766

Total	461,129	431,236	373,233

Number of retail DSL customers	40,221	81,858	109,617
Number of wholesale DSL access	7,993	17,008	18,751

Total DSL access	48,214	98,866	128,368

Retail DSL market share (estimated) (%)	83	81	83
Number of dial-up customers	18,459	5,910	1,813
Number of leased line customers	149	129	228
Number of IPTV customers	0	1,952	14,150

        Beginning in June 2008, Makedonski Telekom also offers VoIP based services (Call Comfort, Office Comfort and Office Comfort+ packages). VoIP product portfolio was extended in September 2008 when Call & Surf packages were launched on the market for the residential segment.

        Makedonski Telekom launched IPTV in November 2008 and offers TV sets as well in its sales network. In March 2009, the 'Call & Surf Start' 2Play package, and in April 2009, the '3 Max Start' 3Play package were introduced in the Macedonian fixed line market.

        Makedonski Telekom offers end-to-end solutions for its business customers, including a complete portfolio of fixed line products and services, as well as SI solutions.

Mobile services

        T-Mobile Macedonia is the leading provider of mobile telecommunications services in Macedonia. The principal activities of T-Mobile Macedonia's operations are digital mobile telephone services and non-voice services such as SMS, MMS and GPRS based on GSM and UMTS technology.

        T-Mobile Macedonia expanded its customer base from 1,379,191 at the end of 2008 to 1,381,094 by the end of 2009, which represents an estimated market share of 56.4 percent in the Macedonian mobile telecommunications market as opposed to 59.4 percent at December 31, 2008 (based on the number of total SIM cards). The mobile market penetration in Macedonia is over 116 percent, which shows the trend of individuals owning multiple SIM cards. As a result of the market saturation, we especially focus on retaining customers to protect our market share. The Agency has published a new market share calculation method based on the total number of active SIM cards which were used in the previous three months.

        The table below sets forth information concerning the key operational statistical figures of T-Mobile Macedonia at the dates indicated:

	At December 31,
	2007	2008	2009
Number of subscribers
Postpaid subscribers	280,707	360,706	419,148
Prepaid subscribers	931,832	1,018,485	961,946

Total subscribers	1,212,539	1,379,191	1,381,094

MOU	90	96	104
ARPU (HUF)	3,054	2,586	2,678
Mobile penetration in Macedonia (%)	93.3	110.5	116.1
T-Mobile Macedonia's market share (estimated) (%)	62.3	59.4	56.4

        The increase in the number of T-Mobile Macedonia subscribers in 2008 and 2009 is attributable to a number of factors, including the success of community offers and campaigns with attractive handset prices. The churn rates of customers are quite high in Macedonia, but they were not significantly affected by the introduction of mobile number portability from September 1, 2008.

        The Macedonian mobile market was characterized by highly competitive and aggressive pricing in 2009. This was especially the case for the business segment, while different types of promotions were available for the consumer segment as well. Due to the increased competitiveness and in order to prevent churn and encourage usage, T-Mobile Macedonia launched various campaigns and price plans specially designed to meet subscribers' needs. A new top-up concept was introduced to increase revenue in the prepaid segment, whereby customers would receive free traffic or price discounts upon recharge. Customer segment based pricing was introduced via community offers addressing particular social groups (e.g. pensioners, students).

        T-Mobile Macedonia was awarded a 3G license on December 17, 2008 and started its 3G commercial operations in June 2009. T-Mobile Macedonia is continuously working on creating market demand for mobile Internet and stimulating mobile data usage via device/data price plans.

        T-Mobile Macedonia introduced its first bundled product, Family+, which is a joint offer containing fixed line and mobile telephony as well as high speed ADSL Internet for one monthly subscription.

MONTENEGRO

Fixed line services

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

        The following table sets forth information regarding the fixed line operation of Crnogorski Telekom:

	At December 31,
	2007	2008	2009
Number of revenue generating fixed lines
Residential lines	148,111	144,897	140,591
Business lines	19,193	18,532	18,241

Total	167,304	163,429	158,832
ISDN channels	18,896	18,806	18,058

Total	186,200	182,235	176,890

Number of retail DSL customers	16,106	38,956	54,983
Number of dial-up customers	28,401	17,455	5,184
Number of leased line customers	146	188	191
Number of IPTV customers	2,397	17,531	29,612

        Crnogorski Telekom is the sole provider of ADSL in Montenegro, although competitors started to offer broadband access through WiMAX access. Internet access is provided via the public switched telephone network, leased lines and ADSL. We experienced strong dial-up to ADSL substitution during the last three years.

        Similarly to other fixed line service providers before privatization, Crnogorski Telekom maintained relatively low domestic charges and high charges for international calls. In September 2007, Crnogorski Telekom rebalanced the fixed line voice tariffs adopted by EKIP. International charges have decreased both in residential and in business segment, while local charges and subscription fees have increased in residential segment.

        Crnogorski Telekom introduced its IPTV service, called Extra TV on November 30, 2007. In 2008, the IPTV system was upgraded to support an increased number of customers and to improve service quality.

        In 2009, the main focus of our sales activities in Montenegro was to increase Extra TV (IPTV) and ADSL sales. In May 2009, several Extra TV and ADSL promotions have been implemented and significant sales results were achieved. In September 2009, Crnogorski Telekom introduced its 3Play offer with a great success.

Mobile services

        T-Mobile Crna Gora is the second largest mobile operator in Montenegro with 36.7 percent mobile market share according to the data published by EKIP. Since its inception in 2000, it offers innovative and advanced services to the Montenegrin market and has been experiencing dynamic growth.

        The main activities of T-Mobile Crna Gora's operations are digital mobile telephone services and non-voice services, such as SMS, MMS based on the GSM, UMTS, GPRS, EDGE and HSDPA technologies. T-Mobile Crna Gora actively employs various promotions and incentives to encourage use of its services. In addition to a variety of service packages, T-Mobile Crna Gora offers WAP, MMS, content SMS and premium-rate SMS services. In 2007, T-Mobile Crna Gora started the development of a new 3G network, and extended its service portfolio with web'n'walk and mobile Internet, in order to meet the growing needs of mobile customers in an increasingly demanding and competitive Montenegrin mobile market.

        The table below summarizes the key operational statistical figures of T-Mobile Crna Gora:

	At December 31,
	2007	2008	2009
Number of subscribers
Postpaid subscribers	73,675	89,070	104,095
Prepaid subscribers(1)	335,266	417,449	427,362

Total subscribers	408,941	506,519	531,457

MOU	120	105	96
ARPU (HUF)	3,252	2,886	2,459
Mobile penetration in Montenegro (%)(2)	168.7	185.6	208.7
T-Mobile Crna Gora's market share (%)(2)	33.8	36.1	36.7

(1)
In October 2006, the prepaid voucher lifecycle was extended from 3 to 11 months in Montenegro, resulting in an increase in the number of prepaid subscribers.

(2)
Data published by EKIP based on the total number of active subscribers in the previous three months.

        T-Mobile Crna Gora's operations, customer base and revenues are significantly affected by seasonal factors. In 2007, the entrance of a third mobile operator, Mtel, significantly increased the competition in the Montenegrin mobile market.

        In May 2009, new prepaid mobile offers were introduced for the youth segment which significantly contributed to the increase in the number of prepaid customers. On the other hand, the increase was also attributable to higher prepaid and postpaid sales due to special offers during the tourist season.

DISTRIBUTION AND SALES

CBU

        Magyar Telekom had 47 direct shops (T-Points) at the end of 2009. All shops provide full scale of sales and customer care related services in the entire T-Home and T-Mobile consumer product portfolio. Besides sales activity, cross-selling, up-selling and customer retention are the main activities in focus at T-Points. In 2010, the major challenge is to further enhance the service level within our sales channel in order to better meet customer expectations and to dedicate more time to the customer.

        In Magyar Telekom's distribution, the exclusive indirect partner network plays an important role with its 205 shops. In 2009, one of the most important goals was to further increase sales efficiency, therefore nine shops were closed during the year. In 2009, 12 shops were integrated resulting in a total of 122 shops selling the T-Mobile and T-Home product portfolio.

        We have a strong focus on mobile and fixed line broadband sales thus we further developed cooperation with Internet and IT equipment retailers. With two new retail partners, the number of outlets selling our broadband services increased to 34 in 2009.

        We also sell our prepaid products (e.g., prepaid SIM packages, plastic top-up cards, on-line top-up) through major Hungarian retail channels.

        We have reorganized our door to door agent network to fully align it with our strategic goals in order to leverage the potential of high speed Internet technologies. The number of agents has been continuously increasing with focus on quality and sales capabilities. Telesales channels are also transformed to fully support both acquisition and retention objectives primarily regarding T-Home services.

BBU

Enterprise

        We deliver high service level to our Enterprise customers with full dedication to not only client management, but also technical support and service desk level. In 2009, approximately 70 key account managers handled approximately 2,800 large enterprises in governmental accounts, industrial accounts, commercial accounts, utility and media accounts and financial accounts split. The largest multinational companies are being served at the DT Group level by a separate team in order to assure utmost attention to their trans-border needs.

        In 2008, we launched the "Top30" project, in the framework of which we handle top customers of BBU and our subsidiaries KFKI and IQSYS in an integrated way. As BBU offers traditional telecommunications (fixed and mobile data and voice) services as well as IT services to its customers, a special team is dedicated to handle companywide info-communications, managed services and outsourcing projects both in the sales and implementation phases.

SMB

        In 2008, we established dedicated customer services within the SMB segment, i.e., all of the approximately 46,000 SMB customers are managed by dedicated T-Systems sales managers. Our SMB account managers are responsible for 25 percent of our customer base in terms of account and sales targets, while the other part is being managed through our indirect partners. Our own account managers and our indirect partners offer the whole T-Systems and T-Mobile portfolio, which includes IT, voice, data and complex services as well. In our sales activity, both our own account managers and our indirect network play an important role, where the indirect network has exclusivity with Magyar Telekom.

        In 2008, the main focus was on integrated offers, selling at least two different types of services to customers at the same time. In 2009, we focused to grow further in IT and application services within our SMB customer base.

Changes in the sales structure from January 1, 2010

        In line with Magyar Telekom's long term ICT strategy and based on our 18 months experience of the new operational model introduced in January 1, 2008, we decided to take further steps to change our service and sales culture and to achieve an even more simplified operation in order to further improve our customers' experience. The basis for the new sales model was the re-segmentation of our customer group. We have segmented our customers based on their joint IT and telecommunications potential and their service expectations. At the same time, we harmonized and re-consolidated our front- and back office service structure, our supporting IT and other processes. As a consequence of all these arrangements, we serve our business customers according to the following structure as of January 1, 2010.

        Enterprise.    We have established a joint ICT sales force in KFKI and will move all enterprise sales and presales tasks there. 60 account managers will serve 400 groups of customers, which include approximately 2,000 very large and large enterprises invariably in governmental accounts, industrial accounts, commercial accounts, utility and media accounts and financial accounts. There will be no change compared to previous years' practice for large multinational companies who are being served at the DT Group level by a separate team.

        Mid Market.    Approximately 3,350 medium size business entities (including public institutions and governmental sector) will be handled by approximately 50 account managers within BBU.

        SMB/Indirect channel.    Approximately 25,600 small businesses will be served by our approximately 90 contracted indirect partners countrywide.

        Furthermore we handed approximately 12,000 very small and micro businesses to CBU where SOHO companies have been handled both in terms of service and customer care.

Macedonia

        Makedonski Telekom and T-Mobile Macedonia have developed different sales channels in order to serve customers from different segments. These channels include direct sales channels, such as their own retail network, direct agents and key account managers, indirect sales channel based on indirect master dealers with their network of own shops, partner shops and free lancers, on-line sales channel and call centre which performs telesales.

        The main sales channel is the Makedonski Telekom and T-Mobile Macedonia shop network. There are seven T-Home shops, 13 T-Mobile shops and 22 joint shops. The T-Home and T-Mobile shops offer the complete product portfolio of their respective brand and a limited range of products of the other brand, while the joint shops offer the complete T-Home and T-Mobile product portfolio. A new joint shop introducing a new concept (café and shop) was opened on January 23, 2009. By the end of November 2009, one of the shops had been transformed according to the new DT shop design.

        Another channel of the distribution network of Makedonski Telekom and T-Mobile Macedonia is the dealers' cooperation. Currently the network consists of 13 master dealers (including one direct contractor) with 115 shops as T-Mobile Macedonia partners and 12 master dealers with 116 shops as Makedonski Telekom partners. The majority of the master dealers' shops are joint shops, offering the full portfolio of sales activities, except for cash collection. Prepaid packages of T-Mobile Macedonia (with or without handsets) are also available in the dealers' shops and in more than 6,500 kiosks, which sell prepaid vouchers.

        A part of the Makedonski Telekom product portfolio (e.g., telephone sets, photo equipment, computers, printers, network equipment) is available to the customers using installments payment through their telephone bill.

        Direct agents serving the SMB segment put strong emphasis on sale of customized ICT solutions and data services in 2009.

Montenegro

        Crnogorski Telekom has developed different sales channels in order to provide the best services for residential and business customers. Business customers are served by key account managers taking care of the top 400 clients and SMB coordinators who are in charge of the SMB and SOHO segments. Top clients are divided by branches (e.g., banks, hotels, large manufacturers, government) and small companies are divided by regions.

        There are 14 own T-Centers accompanied by a network of 14 exclusive partner shops which use a similar design to the own shops. Both types of outlets provide a permanent portfolio of handsets and the full range of services for new and existing customers.

        Other sales channels include web sales, 'door-to- door' sales and telesales. In Extra TV and ADSL campaigns, 'door to door' and telesales channels represented over 30 percent within total sales in 2009.

COMPETITION

CBU

Fixed line services

        We face strong competition in all areas of our fixed line operations including voice, Internet and broadcasting services. Competitors include other LTOs, mobile telecommunications providers, Internet service providers, alternative service providers and broadcasting service providers.

        There is a continuous concentration in the telecommunications market in Hungary. Externet and Enternet (two significant companies in the ISP market) signed an agreement about a merger. This merger has not been completed, but Externet is continuously seeking partnerships. Digi bought 30 percent of TvNetwork's shares (TvNetwork is also a DSL and cable TV service provider). Many small cable companies were also acquired or merged.

Voice

        In 2009, the main reasons for fixed line churn were mobile substitution and cable competition.

        In our service areas, a number of carriers (Invitel, GTS Datanet, Interware and UPC) offer pre-selection and call-by-call services and were able to attract some of our customers. However, we respond to this challenge with attractive price plans, and successfully retain our customers. We also offer similar price plans in order to attract new customers from LTO areas, however with only moderate success so far.

        The value of fixed voice service continued to decrease in the eyes of customers as cable competitors started to offer VoIP services at a very low price level. Cable operators are providing voice services as an add-on to their pay TV offers especially if they are bundled with fixed Internet and/or pay TV service. There is a clear trend of customer demand for 3Play bundles for discounted prices. Our largest competitors are UPC and Digi but we also have to face fierce local competition by mid-sized and small cable operators.

Internet

        Cable operators (e.g., UPC, Fibernet, Digi), alternative service providers based on ULL (e.g., GTS Datanet, EnterNet), mobile service providers and other ISPs are our competitors in the fixed Internet market. In 2009, we kept our leading position with the continuous increase in the number of Internet subscribers.

        Technology shift from ADSL to cable Internet and mobile broadband may be experienced in the broadband market because, in the case of cable Internet, higher bandwidth is available at lower prices. Mobile Internet plays an increasingly important role, representing approximately 35 percent of total Internet subscriptions in 2009, however the majority of customers use mobile Internet as a complimentary service along with fixed line technologies.

        ULL services have only marginal shares in the broadband market.

TV

        In 2009, the growth of pay TV penetration and the trend of digitalization continued in the television market.

        The number of DVB-S subscribers has been growing due to offerings by T-Home and Digi, but UPC plays an important role as well. Cable operators are migrating their customers from analogue to digital cable platforms (DVB-C). In addition, smaller operators also launched digital cable services. In the pay TV market, several ISPs and alternative telecommunications service providers (e.g., Invitel, EnterNet) started to offer IPTV services. DVB-T television service offered by Antenna Hungária Zrt. is available from December 2008. Its network coverage based on population exceeded 80 percent by the end of 2009. Antenna Hungária Zrt. offers a few channels for a very low subscription fee under the brand MindigTV.

Mobile Services

        In 2009, the Hungarian mobile telecommunications market was characterized by intense competition, driven by new broadband services and decreasing prices. Mobile penetration has decreased from 121.8 percent at December 31, 2008 to 117.7 percent by the end of 2009. The decrease in mobile penetration was mainly caused by the decrease in the total number of inactive SIM cards.

        We continued to focus on customer retention and the development of mobile broadband services and increased our emphasis on fixed-mobile integrated services. Despite the intense competition, as of December 31, 2009, we accounted for 43.4 percent share of the total Hungarian mobile market in terms of subscribers based on the number of active SIM cards and 44.4 percent in terms of total number of active SIM cards generating traffic in the previous three months according to data published by NCA.

        The direct competitors of TMH are Pannon and Vodafone. Vodafone, the third mobile network operator in Hungary, continued to focus on customer acquisitions (especially in the field of mobile broadband) supported by aggressive flat tariff offers and marketing campaigns. Vodafone's SIM market share slightly increased to 22.1 percent by the end of 2009 based on the data published by NCA. In November 2009, Vodafone together with Hungarian Post Office ("Magyar Posta Zrt.") launched a branded reseller mobile service, "Postafone", which is offered by Magyar Posta Zrt. in approximately 720 post offices. Pannon kept a clear retention and community focus, and maintained its second position in the market. By the end of 2009, its SIM market share slightly decreased to 34.5 percent based on the data published by NCA driven mainly by the considerable decrease of its inactive subscriber base.

        Mobile Internet penetration grew by 4.4 percentage points and reached 9.3 percent at the end of December 2009. The number of active mobile Internet users has been growing constantly. Despite intense mobile Internet competition driven mainly by unlimited offers, we are market leaders considering both total and active customer numbers with 45.9 percent and 48.6 percent market share, respectively, according to data published by NCA.

BBU

        In 2009, our main competitors in the telecommunications market were Invitel, GTS Datanet, Pannon and Vodafone. In order to minimize the effect of the economical downturn in 2009, BBU focused on cross selling activities by providing integrated, managed network services, systems integration and outsourcing services. Focusing on complex customers' needs, BBU provided consulting surveys for its large projects. With its wide range of telecommunications and IT services, BBU positioned itself as general ICT solution provider for the corporate segment.

        We divide the IT market into two segments according to the type of services: IT Infrastructure and IT Applications. Nevertheless, due to the economic crisis, IT Outsourcing services (as a new business model for the customers to improve the efficiency in their IT spending) became the most required service type both in the infrastructure and the application solutions. Hosting services became more and more popular among SMBs in 2009.

        Our main competitors in the IT Infrastructure services segment are Getronics, Synergon, HP-EDS, S&T Unitis and IBM. Our main competitors in the IT Application Development services segment are SAP, NESS, IDOM2000, Oracle and Alerant, while in the IT Application Integration services Synergon, IBM, HP-EDS and Accenture. In case of infrastructure hosting services, our main competitors are Invitel, Interware and HP-EDS; while in the application hosting, our main competitors are Hostlogic, Unisys and Nexon. Our goal in this highly competitive market is to keep our leading position in the IT services market by achieving a larger growth rate than the average, to win significant projects and to use a new business model in the small and medium business sector: standardized products via economies of scale.

Headquarters

        We face increasing competition regarding most of our non- or semi-regulated wholesale services. Our main competitors already have their own backbone telecommunications infrastructures with spare capacities, which enable them to provide services in the market of long-distance data-transmission connections at favorable prices, causing a continuous migration towards the more cost-effective IP based solutions.

        The dynamically improving alternative mobile and cable broadband networks and services challenge Magyar Telekom's fixed broadband market position (infrastructure based competition), especially our copper network based wholesale solutions (wholesale ADSL, IPTV, voice). Furthermore, our competitors are driving the roll-out of NGA networks, which provide them a technological advantage in offering 2Play and 3Play retail services against the ISPs' retail services based on Magyar Telekom's wholesale products.

        Our main competitors in the domestic wholesale markets are UPC, Digi, Invitel and Fibernet.

        There is also intense competition in the market for international wholesale services. The world-wide development of alternative, cost-efficient technologies is also characteristic in our region. As a consequence, the leased line market share of the less than 2 Mbit/s bandwidth MLLN product is continuously decreasing, while that of high-speed leased lines is increasing. The preference for integrated solutions and new technologies generate IP and Ethernet network demand.

        Those providers that possess a global network have a competitive edge in the market of international connections because they can keep the prices relatively low.

        Our main competitors in the international wholesale markets are Interroute, Invitel, Telekom Austria, GTS, TeliaSonera and British Telecom.

Macedonia

Fixed line services

Voice

        Makedonski Telekom faces competition from other fixed line and mobile service providers.

        The nature of fixed line competition has shifted from offering cheap outgoing calls (through carrier selection and VoIP) towards offering complete fixed line services.

        The major fixed line competitors of Makedonski Telekom are ONE and the cable operators.

        Cosmofon launched fixed line voice services in June 2008 over its GSM network, and in August 2008 it started to offer services based on 3G technology. In March 2009, Telekom Slovenije purchased 100 percent shares of Cosmofon and became owner of two major competitors, Cosmofon and OnNet. They launched their first joint offer in July 2009, consisting of fixed line voice and Internet broadband service. In November 2009, they were re-branded as ONE.

        Both major cable TV operators, CableTel and Telekabel, as well as several smaller cable TV operators offer fixed line voice services since the last quarter of 2008.

Internet

        In the Internet broadband market, there are three major service providers in addition to Makedonski Telekom: ONE, CableTel and Telekabel. Makedonski Telekom had an estimated 48 percent market share based on the number of retail subscribers as of December 31, 2009. It faces competition mainly from cable TV operators' cable broadband Internet, offered to the cable TV customers through their own networks and from broadband services through Makedonski Telekom's wholesale ADSL offer. Cosmofon (now ONE) also started to offer mobile broadband Internet access, through its 3G network, from September 2008.

TV

        In November 2008, Makedonski Telekom entered the TV market by offering 3Play services: TV, Internet and voice bundles. Cable providers also offer similar services. On April 25, 2009, the Agency granted radiofrequencies for digital TV services through DVB-T to Telekom Slovenije, and its commercial operations started in November 2009, under the new brand ONE.

        In December 2009, ONE has introduced a new bundled offer in the market for 3Play packages containing fixed line, fixed broadband Internet and digital TV.

Mobile Services

        The Macedonian mobile communications market currently has two GSM operators with UMTS licenses (T-Mobile Macedonia and ONE) and one only GSM operator (VIP).

        According to our estimates, as at December 31, 2009, T-Mobile Macedonia had a customer market share of approximately 56.4 percent, ONE 28.2 percent, and VIP 15.4 percent. The mobile penetration rate increased to 116.1 percent by the end of 2009 due to strong and intense competition on the basis of prices, subscription options, subsidized handsets, range of services offered, innovation and quality of service.

Montenegro

        Crnogorski Telekom faces competition mainly from mobile service providers, and, to a lesser extent, from other fixed line services providers.

        In 2007, a new mobile and fixed line operator entered the Montenegrin telecommunications market: Mtel, the third mobile operator and one of the licensed operators for development and exploitation of WiMAX-based network.

        Until end of 2009, ten licenses for VoIP operators were issued as well. They are able to offer outgoing call services to our customers through carrier selection and freephone service.

        Nine MMDS and cable TV licenses were awarded at the beginning of 2007. Some of the cable operators have declared their intention to provide Internet and telephony services. MMDS and satellite operators, who were able to start first with service provisioning and who are not dependant on our infrastructure, are currently market leaders in cable TV segment.

        Strong competition is developing in the wholesale segment as well. It is expected that significant players like Telekom Serbia, National Broadcasting Company and Electricity Company will enter the Internet and data wholesale business after significant investments in their communications infrastructure have been realized during 2008 and 2009.

        In the Montenegrin mobile market, T-Mobile Crna Gora had a market share of 36.7 percent, Promonte had a market share of 37.1 percent, while Mtel a market share of had 26.2 percent in terms of number of active subscribers at the end of 2009 according to the data published by EKIP. T-Mobile Crna Gora is the market leader in the postpaid segment.

        In November 2006, EKIP issued a tender for two 3G licenses as well as a tender for a mixed 2G-3G license for a third mobile operator. In the first quarter of 2007, T-Mobile Crna Gora and Promonte were awarded with one 3G license each and Mtel won the combined 2G-3G license. T-Mobile Crna Gora launched 3G services in June 2007. Promonte and Mtel offer 3G services as well.

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

  •
  authorization and licensing regimes;

  •
  data protection and privacy;

  •
  data retention; and

  •
  decision on a regulatory framework for radio spectrum policy in the EU.

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

        In addition, providers with SMP can be obliged to maintain separated accounting systems with regard to access services. This obligation is intended to allow for transparency with respect to various telecommunications services in order to prevent, among other things, the cross-subsidization of services. In this regard, the NRA may specify the structure of a provider's internal accounting for particular telecommunications services, which can increase costs of compliance.

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

        In February 2003, the European Commission issued its first recommendation, which related to the retail markets for fixed line public telephone service and leased lines, as well as the wholesale markets for the ULL, fixed network interconnection, leased lines, broadband access, mobile voice call termination, mobile access and call origination, international roaming, and broadcasting transmission services. Current and future market analyses by NRAs have to consider a new recommendation of the European Commission effective as of December 17, 2007. This new version reduced the number of markets to be reviewed from 18 to 7. In particular, most retail markets have been removed from the list of markets that are susceptible to telecommunications regulation. However, the most important retail market relating to the retail access of the fixed telephone network remains subject to such regulation. Further, some wholesale markets are now described in a broader manner (e.g., market for local loop unbundling is no longer restricted to metallic loops). At the moment it is difficult to predict whether these broader definitions lead to an expansion or a reduction of regulation. The new market recommendation also relates to wholesale markets for call origination of fixed telephone networks, call termination of individual fixed networks, broadband access, terminating segments of leased lines and voice call termination on individual mobile networks. However, it will be possible for NRAs to analyze and regulate further markets, if (a) high and non-transitory entry barriers are present in this market, (b) a market structure does not tend towards effective competition within the relevant time horizon taking into account the state of competition behind the barriers of entry, or (c) competition law alone is insufficient to adequately address the market failures concerned. All NRA market analyses are subject to the supervision of the European Commission and can be challenged if the European Commission does not agree with the NRA's findings.

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

        On May 7, 2009 the European Commission introduced a recommendation on fixed and mobile termination rates by prescribing detailed cost accounting methodology to be applied over a set timeframe by the NRAs. EU members are required to implement the recommendation and develop mobile and fixed termination rate cost models by December 31, 2012, as described in the recommendation in details. As a result of the costing methodology that imposes the use of a pure FL-LRIC model, the EU hopes to reduce termination rates by 70 percent within three years. The recommendation shall be reviewed after four years, i.e. in May 2013.

Roaming

        On February 20, 2006, the European Commission announced that, in light of the inability of NRAs to impose regulatory remedies, it had begun to work on a regulation on international voice roaming charges. On June 30, 2007, an EU regulation entered into force which regulates international roaming tariffs for wholesale and retail customers on the basis of a capped pricing system. After a review of roaming prices development, the European Commission published the stricter Roaming Regulation II on June 29, 2009. See "Item 4—Pricing—Roaming Agreements and Tariffs".

Legislative Developments in the EU

        New Regulatory Framework.    The entire NRF has been subject to a review since 2007 by the EU. The European Commission issued proposals to amend the current framework, which had to be accepted by the European Parliament and the Council of Ministers before becoming legislation. These proposals did not include any deregulation efforts.

        The amendments to the NRF were adopted on November 24, 2009; changes to the framework have to be implemented by national law by May 25, 2011.

        The main changes introduced by the amendments to the NRF are the following:

  •
  The main objective of the new framework is to promote investments in new infrastructure based on the following measures:

  •
  Risk sharing ('risk-diversification') to allow sharing investment risk between investor and access seeker;

  •
  Regulatory measures to allow regional segmentation of national markets;

  •
  NRAs have the authority to apply the "common and symmetrical use of passive infrastructure" obligation to all operators, who have the right to install facilities on, over or under public or private property; and

  •
  New remedy of functional separation available for national regulators only under exceptional circumstances and as last resort.

  •
  Establishment of a Body of European Regulators for Electronic Communications ("BEREC"): BEREC is supported by a small administrative office and it will replace the existing European Regulators Group ("ERG").

  •
  New procedure to harmonize remedies: NRAs have to notify a draft decision on remedial measures to the EU Commission, other NRAs and BEREC. The opinion of BEREC has also been taken into account when adopting a final decision. The new harmonization rules enable the Commission to adopt further harmonization measures in the form of recommendations or binding decisions when differences in the regulatory approaches of NRAs are found.

  •
  Consumer protection: extension of consumer protection rules, such as transparency of consumer contracts (provision of information), consumer contracts must not exceed 24 months, personal data protection, number portability deadlines.

  •
  Universal service obligation:

  •
  Universal service obligation for providing network access has been separated from the universal service obligation to provide (broadband) services, the member states can decide what constitutes a "functional Internet access";

  •
  Member states shall designate one or more company to provide "equivalent" services for disabled people;

  •
  Member states shall empower NRAs to require service providers to provide tariff information on premium rate services immediately prior to a call.

  •
  Spectrum management

  •
  Technology- and service neutrality principles;

  •
  NRAs should make secondary spectrum trading and leasing possible, but they should take action against possible market distortion;

  •
  Harmonized use of digital dividends (frequencies that became free as a result of transition to digital television) in the EU based on 2007 World Radio-communications Conference results;

  •
  More emphasis on general licenses than on individual ones.

  •
  Net neutrality

  •
  NRA can set minimum QoS levels for network transmission to promote net neutrality;

  •
  Consumers should be informed of traffic management techniques, impact on QoS and any other limitations; however no requirement imposed on ISP to monitor content;

  •
  Procedural safeguards on restriction of Internet users' access in case of copyright infringement.

        NGA Recommendation.    On June 12, 2009 the European Commission published for public consultation its revised draft recommendation on regulated access to NGA networks to achieve a common regulatory framework for NGA in order to foster timely investment in very high speed networks while ensuring that the competitive structure of the market is maintained. The approach proposed by the European Commission aims at driving infrastructure-based competition where it is possible and efficient, while ensuring a seamless migration from copper to fiber-based networks.

        The EU proposes extended regulation on NGA which means that full set of passive (e.g., facility and infrastructure sharing or access like duct sharing) and active (e.g., wholesale broadband access) remedies can be introduced at the same time to provide the possibility for alternative operators to choose and to enter at any level of the SMP's network. Possible obligations—to be imposed only on SMP operators—include bitstream access, dark fiber, duct sharing, cost-based prices and reference offers. Introduction of risk premium for unbundling and in-house wiring services is possible in case of FTTH networks. Geographic segmentation is also possible but introduction is not obligatory for NRAs.

        The recommendation focuses on FTTx technologies including cable TV's ED3, however, ED3 is not mentioned with respect to remedies (e.g., access obligations, infrastructure sharing and transparency with cost orientation in wholesale pricing). Wireless and mobile technologies are not included in the scope.

        The consultation was closed on July 24, 2009, however adoption of the final version has been postponed to spring 2010.

        Amendment of the GSM Directive.    On October 20, 2009 the Council Directive 2009/114/EC amending the Council Directive 87/372/EEC ("GSM Directive") and removing the restriction on use of the 900 MHz spectrum exclusively for GSM services; and the complementary Commission Decision setting out the technical parameters that enable the co-existence of GSM and UMTS systems in the 900 MHz and 1800 MHz bands were published in the Official Journal of the European Union. The new rules will enable the use of the 900/1800 MHz frequencies for UMTS and more advanced wireless technologies alongside today's GSM services.

        Member States are required to implement the amended GSM directive through national law by May 9, 2010. The same implementation deadline is set for opening up the 900 MHz and the 1800 MHz bands for UMTS services. Member States are also required to review the existing spectrum assignments in these bands in order to avoid competition distortions.

        Consultation on universal service principles in e-communications.    The second revision of the universal service principles is to be held in 2010, on which the Commission will run a public consultation until May 7, 2010. Current EU rules on universal service obligations for telecommunication service providers date from 2002 and guarantee that Europeans have access to public telephone networks and to services like basic Internet access. The consultation aims to review if these rules and definitions on universal services need to be updated for the digital age, and in particular if they should be extended to cover broadband access.

Competition Law

        The European Union's competition rules have the force of law in all EU Member States. The main principles of the EU competition rules are set forth in Articles 101 and 102 of the Treaty on the Functioning of the European Union ("TFEU") and in the EU Merger Regulation (the "Merger Regulation"). In general, the TFEU prohibits "concerted practices" and all agreements that may affect trade between Member States and which restrict, or are intended to restrict, competition within the EU, and prohibits any abuse of a dominant position within the common market of the EU, or any substantial part of it, that may affect trade between Member States. The European Commission enforces these rules in cooperation with the national competition authorities, which may also directly enforce the competition rules of the TFEU. In addition, the national courts have jurisdiction over alleged violations of EU competition law.

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

        Universal Service.    The Electronic Communications Act provides that universal services are basic communications services that should be available to all at an affordable price. Universal services include access to fixed line voice telephone services of certain quality enabling access to Internet services, a regulated density of public payphones, a public directory of telephone users, national domestic inquiry service as well as free call-blocks and emergency calls. Access to voice services at an affordable price is affected by designation of universal service providers (the Minister shall appoint the most efficient service provider).

        We were designated as a universal service provider and entered into a universal service contract with the Minister. The contract was valid until December 31, 2008 and could have been extended for an additional four years. However, the negotiations started with the Minister on the future terms of the contract have not led to an agreement. Therefore the Minister issued a decree on December 31, 2008 imposing an obligation on Magyar Telekom (and the other two operators) to provide universal services in 2009 without being designated as a universal service provider and without having concluded a universal services contract. Our interpretation of the legal status is that the Act on Electronic Communication provides that (i) the obligation to provide universal services may only be imposed on operators designated as universal service providers and (ii) the terms of such obligations need to be agreed in a contract between the designated operator and the Minister. In the absence of such a designation and without having concluded such a contract, we have no obligation to provide universal services from January 1, 2009. However, discussions are ongoing between the responsible Minister and the earlier universal service providers on a future possible universal service contract and on the modifications of the underlying regulation in line with the changed market situation. The necessary modifications of the telecommunications law already entered into force as of January 1, 2010 and the modification of the concerning government and ministerial decrees is ongoing as well. The new legislation is expected to provide much more favorable conditions—in line with market changes—than the earlier regime. Based on these discussions, Magyar Telekom signed a "pre-contract" with the Ministry on December 30, 2009, which includes future conditions for providing universal services and an agreement to sign a final contract with the same conditions.

        Subscriber Contracts.    Service providers must establish General Terms of Contracts for providing publicly available electronic communication services. The subscriber contract consists of the General Terms of Contracts and the individual subscriber contract. The Electronic Communications Act provides general rules of agreements between subscribers and telecommunications services providers for telecommunications services. The ministerial Decree 16/2003 (XII.27.) on "Telecommunications Subscriber Contract" contains other important rules relating to subscriber contracts. In subscriber contracts, parties can deviate from the provisions of the Electronic Communications Act and the General Terms of Contracts only if they are more favorable to the subscribers.

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

        Local Loop and Bit-stream Unbundling.    According to the Electronic Communications Act and Government Decree 277/2003, (XII.24.) on "The detailed rules of procedures related to the reference offers and networking contracts", operators with SMP providing unbundled access or broadband access are obliged to unbundle local loops and prepare reference offers for unbundled local loops (whether fully or partially unbundled) and bit-stream access and to provide these services when there is a request for them by other telecommunications service providers. Currently these rules apply only for copper pair local loops; optical fiber access networks are not included.

        Providers with SMP may refuse the request for unbundling only if:

  •
  there are technical barriers or the unbundling would put an unfair burden on the obliged service provider; and

  •
  providing access to the local loop or bit-stream access would endanger the unity of the provider's network.

        Unbundling has not become significant in the Hungarian market so far—mostly due to the already existing infrastructure-based competition. As a result, unbundling has only led to a moderate loss of our market share to date.

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

        Carrier Selection.    According to the Electronic Communications Act, our fixed voice telephone customers have the right to select different service providers for each call directions. The implementing regulation was released in Government Decree 73/2004 (IV.15.) in April 2004. Consecutive market analysis decisions have confirmed this obligation.

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

        Data Retention.    The Data Retention Directive of the European Union was implemented in Hungary by an amendment to the Electronic Communications Act that entered into force on March 15, 2008. According to the law, Magyar Telekom has to retain data on the following:

  •
  unsuccessful calls, call forwarding and call routing data location identifying on fixed phone;

  •
  call forwarding and call routing data, unsuccessful calls, mobile Internet and other data (e.g., IMSI, location identifying, cell identifier) on mobile phone;

  •
  user ID, IP-address, e-mail and Internet telephony on Internet services.

        Data retention period was reduced from three years to one year (in case of criminal data requests) and to six months (in case of unsuccessful calls).

SMP Regulation

        On April 24, 2004 the Minister issued Decree No. 16/2004 (IV.24.) on the basic principles of market definition, market analysis and identification of service providers having significant market power. The Decree implemented the recommendation of the European Commission (2003/311/EC) and accordingly listed the following 18 relevant product and service markets within the electronic telecommunications sector susceptible to ex ante regulation:

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

        The NCA has accomplished two rounds of market analysis. In the second round, obligations were only slightly modified as compared to those imposed in the first round, by having more detailed rules apply to our provision of services. The results of the analysis on fixed line retail markets identified Magyar Telekom as having SMP and imposed a price cap on retail access market services (market 1 and 2) for residential and non-residential customers. In addition, it required Magyar Telekom to allow fixed line residential and non-residential customers to select other service providers for local and/or national and international calls (markets 3-6) and obliged Magyar Telekom to provide the minimum set of leased lines (market 7). On the wholesale markets, the NCA imposed the obligations of transparency (markets 8-9, 11-13), accounting separation (markets 8-9, 11-13), access and interconnection obligations (markets 8-9, 11-13), various obligations regarding cost-based prices and price control (markets 8-9, 11-13) and non-discrimination (markets 12-13). It also imposed an obligation to offer wholesale naked ADSL at regulated prices. The market analysis procedure identified TMH as having SMP in the mobile termination market (market 16) and imposed the obligations of transparency, accounting separation, access/interconnection and cost-based prices and price control.

        The third round of analysis of the 18 relevant product and service markets started in 2008. So far, only the decision on the mobile termination market (market 7 in accordance with the new EU Recommendation on relevant markets) has been adopted. The NCA maintained the obligations of transparency, accounting separation, access/interconnection, cost-based prices and price control, as well as extended the so-called 'Glide Path' regulation (i.e., gradual decreases in termination rates) until the end of 2010.

        The aforementioned Minister Decree No. 16/2004 (IV.24.) was amended in October 2009 and implemented the revised recommendation of the EU that entered into force on December 17, 2007. As a result, retail call markets (market 3-6) and the minimum set of leased lines became deregulated as well as wholesale markets for transit services in the fixed telephone network, wholesale trunk segments of leased lines, access and call origination on public mobile telephone networks and broadcasting transmission services to deliver broadcast content to end users. The new Decree (8/2009 MeHVM) has become effective already in the current (third) round of market analysis by the NCA. Current relevant product and service markets are:

  1.
  Access to the public telephone network at a fixed location for residential and non-residential customers;

  2.
  Call origination on the public telephone network provided at a fixed location;

  3.
  Call termination on individual public telephone networks provided at a fixed location;

  4.
  Wholesale (physical) network infrastructure access (including shared or fully unbundled access) at a fixed location;

  5.
  Wholesale broadband access;

  6.
  Wholesale terminating segments of leased lines; and

  7.
  Voice call termination on individual mobile networks.

        In the course of the third round market analysis of the relevant markets, new SMP resolutions are expected in 2010.

Mobile Concession Contracts

        Under the 900 MHz Concession Contract, dated November 4, 1993, between the Minister and TMH, TMH was granted the right to provide public GSM 900 mobile telephone services for 15 years, with a possibility of 7.5 years license duration prolongation without a tender.

        On October 7, 1999, an amended and integrated GSM 900/DCS 1800 MHz Concession Contract was signed, allowing TMH to start public mobile telephone service in the 1800 MHz band for 15 years beginning November 26, 2000. By virtue of the integrated Concession Contract in 1999, by the end of 2003, the three digital mobile telecommunications service providers had the same spectrum resources assigned to them both on the 900 and the 1800 MHz bands. The DCS 1800 license of TMH will expire in 2014, but may be prolonged without a tender for a 7.5 year period. TMH pays an annual concession fee of USD 1 million.

        On November 8, 2007, TMH signed the renewed 900/1800 MHz Concession Contract along with the Cooperation Agreement with the Minister. The new Concession Contract prolonged the duration of the TMH's 900 MHz frequency usage right until May 4, 2016. TMH paid HUF 10 billion for the 900 MHz license prolongation and committed to a HUF 20 billion additional mobile broadband investment obligation in the underdeveloped regions of the country in the timeframe of 2008-2009. By the end of 2009, TMH met his investment obligation set in the Cooperation Agreement.

Licenses for exclusive frequency usage rights

        On December 7, 2004, the NCA awarded TMH the exclusive right to use the frequency blocks of 1920-1935/2110-2125 MHz FDD and 1915-1920 MHz TDD for deployment and operation of IMT 2000/UMTS mobile telecommunications system (3G system). The duration of the frequency usage right is 15 years (until 2019) with an option to extend for another seven and a half years. The right to use the frequencies vested upon payment of the first installment of the license fee on December 27, 2004.

        TMH was obliged by the term of the license decree to start commercial IMT-2000/UMTS service in the inner city of Budapest within 12 months after the license had entered into force. This obligation was met. TMH was also obliged to expand the coverage to 30 percent of the Hungarian population within 36 months after the license came into effect. In December 2006, Magyar Telekom fulfilled the population coverage target of the IMT-2000/UMTS license.

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

        On April 30, 2009, Magyar Telekom won the spectrum tender for the 26 GHz "D" spectrum block. On May 18, 2009, Magyar Telekom asked for the frequency assignment decision from the NCA, which was received on July 10, 2009.

        The Company is also subject to various regulatory requirements with respect to the fees it may charge for its services, as well as fees it is required to pay to the applicable regulators in relation to the services it provides. See "Item 5—Tabular disclosure of contractual obligations".

Legislative developments in Hungary

        Implementation of the revised NRF.    EU Member States are required to implement the new telecommunications framework within 18 months upon its publication in the Official Journal of the European Union. The new telecommunications framework was published in December 18, 2009 in the Official Journal of the EU. The Regulation establishing BEREC need not be implemented; it will enter into force throughout the EU upon its publication. Whether the regulatory framework will increase or decrease the regulatory burden on us will depend on the manner in which revised directives are implemented in the EU Member States and the way the revised regulatory framework will be applied by the respective NRA.

        Universal Service Contract.    Discussions are ongoing between the Minister and the earlier universal service providers on the future provision of universal services, including necessary modifications of the regulation due to changes in market conditions and a possible agreement on the provision of universal services. As a result, universal services are expected to be provided on much more favorable conditions, in particular in respect of access and public payphone obligations.

        Electronic Communications Act.    On December 14, 2009 the Hungarian Parliament voted for the modification of the communication law. According to the accepted modifications, the universal service includes a so-called 'last resort' access to fixed line voice telephone services of certain quality enabling access to Internet services and slighter obligation on the density of public payphones.

        Spectrum.    In conjunction with the implementation of the modified GSM Directive, a "public consultation-like" process started on November 24, 2009, organized by the Minister. Although, official decisions have not been made yet, a new competitive bidding for the E-GSM900 spectrum blocks is expected to take place in 2010.

        It is likely that in the process of implementing 2008/477/EC Decision, a comparative or competitive bidding process for the 2.6 GHz spectrum blocks will take place next year. The 2.6 GHz band is the core frequency band in Europe for LTE, which meets the NGMN.

        NGA.    The Hungarian NRA has started the analysis of market 4 (infrastructure access) and market 5 (wholesale broadband access). Draft decision is expected in the first half of 2010. The details are not known yet, but probably emphasis will be put on passive infrastructure access and wholesale broadband access to fiber.

        Implementation of EU Recommendation on termination rates.    We assume that the NCA will implement the Commission Recommendation on the Regulatory Treatment of Fixed and Mobile Termination Rates in Hungary in 2010. As Magyar Telekom's fixed and mobile IC models calculate with a much higher cost base than it is allowed in the Recommendation, the implementation would result in a strong decrease in fixed and mobile termination rates over a three-year glide path. However, since MT Group has nearly symmetric IC traffic, the effect of the Recommendation on our (fixed and mobile) net IC balance (IC outpayments and IC revenues) is expected to be near to neutral.

Competition Law Restrictions

        The Electronic Communications Act and the Competition Act prohibit us from the abuse of our dominant position in the markets where we are in a dominant position.

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

Broadcasting and Transmission

        Radio and television broadcasting in Hungary are governed by Act I of 1996 on Radio and Television Broadcasting ("Media Act"), according to which national television and radio frequencies are awarded to winners of the tenders issued by the National Radio and Television Board ("NRTB"). Other broadcasters, whose programs are distributed only by way of a program distribution system, are only required to notify NRTB at least 30 days before the commencement of their broadcasting activity, which notification is registered or refused by the NRTB. Several drafts of amendment to the Media Act were published in 2009, but none of them were submitted to the Parliament as a bill. In 2010, an amendment to the Media Act or a new Media Act is expected to be submitted to the Parliament in order to fulfill Hungary's obligation to implement the Audiovisual Media Services Directive of the EU.

        Program distribution activities are governed by the rules of Act LXXIV of 2007 on Program Distribution and Digital Switchover ("Program Distribution Act") and Electronic Communications Act. The NCA accepts and reviews the notifications received for the provision of services, including program distribution and transmission services, in compliance with legal requirements, registers the services and service providers under its supervisory authority, and determines the obligatory technical and operational conditions in order to preserve integrity of the communications network. Entities registered as program distributors are permitted to transmit broadcasts by third parties to subscribers through a cable transmission network or via any other means (e.g., satellite, IPTV).

The Telecommunications Regulatory Regime in Macedonia

        For a description of the telecommunications regulatory regime in Macedonia, see Notes 1.3.2. and 1.3.5. to the Consolidated Financial Statements.

The Telecommunications Regulatory Regime in Montenegro

        For a description of the telecommunications regulatory regime in Montenegro, see Notes 1.3.3. and 1.3.6. to the Consolidated Financial Statements.

PRICING

Fixed Line Subscription Fees and Usage Charges

        Under the Pricing Act, as modified by the Electronic Communications Act, the Minister is responsible for establishing the maximum rates for universal services. Tariff regulation in Hungary is based on a price cap method for universal services. Since February 1, 2002, fixed line rates and connection fees have been regulated by Decree 3/2002 (I.21.) MeHVM on "Charges for Voice Telephone Services Provided by Companies with SMP and Price Plans Related to Universal Services" ("the 2002 Fixed Line Tariff Decree"). This decree has been modified to limit its scope of price regulation to universal services. The 2002 Fixed Line Tariff Decree established the price cap formula, under which our annual price increase cap was set as the forward-looking Consumer Price Index ("CPI") less a three percent productivity factor. Since our universal service contract expired on December 31, 2008 (See "—Regulation, The Electronic Communications Act and the Contract on Universal Service Provision, Universal Service") we believe that the above price regulations do not apply to us from January 1, 2009. However, negotiations are ongoing between the Minister and the former universal service providers on a possible future universal service contract. As a result, less strict price regulations for universal services expected in the future.

        According to the SMP resolutions concerning residential and business access markets, a price cap should apply to subscription fees of various price plans. The SMP resolutions concerning residential and business access markets extend the applicability of price caps to all subscription fees and not just those of universal services. The resolutions provide that the maximum aggregate price increase of the subscription fees—business and residential separately—cannot be higher than the CPI for the current year. This implies that a price check can only be carried out after the year the price cap relates to has ended.

        We have not significantly increased our subscription or traffic fees in 2008 or 2009, either in the residential or in the corporate market.

Leased Line Fees

        In 2005, we were identified as the only operator with SMP in Hungary on the retail market of a minimum set of leased lines (defined as analogue lines in standard and special quality and digital lines between 64 Kbit/s and 2,048 Kbit/s) and were obliged to provide the minimum set of leased lines. The new resolution published on January 31, 2008 did not change our obligation.

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

Fixed Line Regulated Wholesale Prices

        In the first round of market analysis, we have been identified as an operator with SMP in the voice termination and origination market and the wholesale market on unbundling of copper loops, along with all other LTOs. These SMP resolutions included obligations to submit RIO and RUO to the NCA. The NCA also adopted cost-based pricing rules, based on LRIC for the RIO and FDC for the RUO. Revised SMP resolutions for the voice termination and origination markets, as well as the wholesale market of unbundling of copper loops were published at the end of 2007. The major change in the revised resolution on the wholesale market of unbundling of copper loops is that the tariffs for RUO should be determined by LRIC method as opposed to the FDC method used before. As ordered by the new SMP resolutions, new RIO and RUO were submitted in February 2008. They were approved in July and September 2008, respectively, with a retroactive effect from April 26, 2008. On July 2, 2008, we submitted the joint RIO and RUO with Emitel as a consequence of the merger of Emitel and Magyar Telekom Plc. in October 2007. These recent reference offers were approved on March 26, 2009.

        Similar to all other LTOs, in the first round of market analysis we were also identified as an operator with SMP in the wholesale broadband market. The SMP resolution adopted a "retail-minus" pricing rule for the wholesale broadband market of nationwide bit-stream access service. Pricing for the local bit-stream access service is currently regulated on a cost-based rule under the RUO. A new SMP resolution dealing with the broadband market was published in January 2008. It introduced a new obligation according to which SMP operators have to offer wholesale naked ADSL at regulated prices. The expected retail margin is determined in a fixed amount instead of a percentage commonly used internationally.

        The wholesale leased line termination market consists of (i) the wholesale leased line access market and (ii) the wholesale market of terminating segment of the leased lines. In 2005, we were identified as the only operator with SMP in Hungary in the wholesale market of terminating segments of leased lines. For the wholesale leased line termination market, the SMP resolution has adopted the "retail minus" pricing rule, requiring us to provide all wholesale leased line access services at prices approximately 33 percent lower than the listed retail prices. We are also required to provide all services identified in the resolution on a national basis. We have complied with this new regulation by reducing our wholesale leased line access prices by the set amount. A regulation published on January 31, 2008 provides for regulation of leased lines up to and including the bandwidth of 2 Mbit/s, as opposed to only those below 2 Mbit/s, and that the "retail minus" pricing rule set at 33 percent in the prior resolution is now 29 percent up to 128 Kbit/s and 28 percent thereafter. The "retail minus" pricing rule is not set in the SMP resolution, but is determined after the NCA examined the data submitted by us as a result of the obligation in the SMP resolution.

        New SMP resolutions are expected to be published in the first half of 2010 for several markets. As a result of the EU review, the number of relevant markets decreased from 18 to 7. Magyar Telekom is currently identified as having SMP in all of the 7 remaining markets.

Fixed Line Other Wholesale Prices

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

Mobile Market Assessment, SMP Designation Process and Interconnection

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

Mobile Retail fees

        Fees and Charges.    TMH's subscriber charges are not subject to regulation under the Pricing Act or any other regulation.

Mobile Wholesale fees

        Termination fees.    In the first round of market analysis, the NCA identified all three mobile operators as having SMP on the voice call termination of individual mobile networks and set asymmetrical termination rates for them. TMH, being the operator with the highest market share, was obliged to apply the lowest rate. In the second round of market analysis, the NCA set a glide-path for the following three years that envisaged gradual reductions in termination rates as a result of which asymmetrical termination rates became symmetrical on January 1, 2009. The revised resolution published in December 2008 confirmed the charging of symmetrical termination rates by the three mobile network operators and set a new glide-path envisaging further reductions until December 2010. The harmonization of termination rates—introduced on January 1, 2009 in accordance with the NCA's decision—has had and continues to have a positive effect on our company even though, as a result of the new EU recommendation of May 7, 2009 on termination rates, it is possible that TMH termination rates will be reduced to a lower level than intended by the NRA by 2012.

        Roaming Agreements and Tariffs.    TMH may sign roaming agreements with other public mobile telecommunications service operators outside Hungary in accordance with the rules of the GSM Association, an association of GSM operators and associated members. The Roaming Regulation (of the European Parliament and of the Council No. 717/2007/EC) applied specific caps on wholesale and retail international roaming voice charges and set transparency requirements for the provision of roaming tariffs to end users. Text messaging and data communications were not covered immediately but are subject to regulatory monitoring. The regulation came into effect on June 30, 2007 but new retail charges (Eurotariff) were applicable from September 30, 2007. As a consequence, our mobile operations in the European Union had to lower their wholesale and retail roaming tariffs, which negatively affected our revenues. On the basis of a price schedule mandated by this EU regulation, further reductions of wholesale and retail roaming prices took place in mid-2008 and in mid-2009. Furthermore, the EU regulation mandated the introduction of additional transparency measures requiring us to make additional investments.

        In 2008 and 2009, the European Commission reviewed the development of roaming prices. As a result, voice telephony roaming price caps have been extended for a further two years until the end of June 2012. Roaming Regulation II mandates per second billing after the first 30 seconds of a call, regulates SMS wholesale and retail prices as well as wholesale data roaming prices and has prescribed further transparency rules including a cut-off limit system to be introduced on March 1, 2010. This system requires us to limit data roaming traffic (unless further usage is explicitly allowed by the customer) in order to avoid unexpectedly high invoices. The amended Regulation was published on June 29, 2009. As a consequence, our mobile operations in the European Union had to lower their wholesale and retail roaming SMS tariffs, which have negatively affected our revenues. However, since roaming data services constitute an emerging market, revenues from this segment continue to increase despite regulation.

ORGANIZATIONAL STRUCTURE

        MagyarCom, which is fully owned by Deutsche Telekom, owns 59.21 percent of the outstanding ordinary shares of Magyar Telekom.

        For a list of principal operating subsidiaries and associates of the Company as of December 31, 2009, see Note 2.2 to the consolidated financial statements.

PROPERTY, PLANTS AND EQUIPMENT

        The real estate portfolio of the Company had a book value of HUF 105,197 million at December 31, 2009. Approximately 80 percent of this amount relates to properties of Magyar Telekom Plc.

        We have one of the largest real estate holdings in Hungary. We use substantially all of these properties for telecommunications installations, offices, warehouses, garages and shops. Our equipment and machinery primarily consist of switches, communication towers and other telecommunications equipment.

        The number of sites used by Magyar Telekom Plc. is approximately 2,500, out of which approximately 21 percent are owned by the Company, 40 percent jointly owned and 39 percent leased. These figures include the sites used for telecommunications towers and antennas, but do not include the number of base stations. We have 3,415 base stations, of which five percent is owned by Magyar Telekom Plc. and 95 percent is leased from other telecommunications operators or other third parties.

        The total area of properties used by Magyar Telekom Plc. as of December 31, 2009 was approximately 634,000 m2. The majority of sites used in our operations are smaller than 100 m2. Approximately 38 percent of the total area is used to house telecommunications equipment and other technical devices. The largest site is our headquarters building located at Krisztina krt. 55 in Budapest, with floor space of over 30,000 m2.

        In order to increase the utilization of real estates and increase efficiency, we sell or rent our surplus properties. For more details on property, plant and equipment, see Note 12 to the consolidated financial statements.

INFRASTRUCTURE AND TECHNOLOGY

Hungary

        The following table provides information on the length of the copper and fiber optic cables contained in Magyar Telekom Plc.'s access, backbone and rural area networks in Hungary at December 31, 2009, and each of the two prior years in kilometers (not including the network of T-Kábel):

	At December 31,
	2007	2008		2009
	(in kilometers)
Copper cable	161,457	162,737		166,408
Fiber optic cable	15,454	16,547	*	16,092
Fiber optic cable (broadband access)	0	0		2,095

*
Including GPON pilot (fiber optic cable for broadband access).

        The number of households with access to cable TV in the T-Kábel network increased from 619,754 at the end of 2008 to 655,294 by December 31, 2009, as a result of own development and acquisition.

        Expansion of Access Networks.    We offer broadband Internet access services, based on ADSL with ATM technologies since 2000. In 2004, we selected Ethernet-based DSLAMs to provide a more cost effective ADSL solution together with the ATM technology already in use. The ADSL transmission system provides high-speed digital access to any data network over existing copper wires without interruption of POTS and ISDN2 services with the data speed of 1, 4, 5, 8 10, 15 and 18 Mbit/s. In 2009, we continued the roll-out of the ADSL technology nationwide. At the end of 2009, more than 629,000 customers were using ADSL lines for connection to the Internet. By the end of 2009, our infrastructure allowed up to two million of our analogue and ISDN2 subscribers to have access to the ADSL service. This represents coverage of over 1,300 towns and cities (potentially approximately 2,870,000 households) in our service area. In 2008, we introduced the VDSL2 technology to provide high-speed data access with data speed of 25 Mbit/s.

        We used fiber optic cables (HYTAS access and direct business access network) for our fixed line local loop networks for approximately 125,300 customers at the end of 2009. We installed a substantial amount of local network fiber optic cable in Budapest, where segments of the old cable network were in poor condition and where we believe the demand for high capacity and high quality transmission will be the greatest (e.g., shopping malls, industrial parks).

        In accordance with our Next Generation Fix Access Strategy, in 2009 we started to implement a country-wide FTTH (GPON) optical network to cover new business demands in existing areas. As a result, we can fulfill the current and expected customer needs practically without limitation. In Budapest and the surrounding areas, we have started to carry out the DOCSIS 3.0 upgrade of our HFC networks as well.

        By the end of 2009, we reached approximately 170,000 households covered by optical network and 370,000 households covered by HFC network with the capability of high speed Internet and IPTV.

        We introduced new, attractive services, independent from the two underlying technologies (e.g., HD IPTV). These steps allow us to enter the competition in a very effective way, obtain new customers and increase the market share in the area of broadband services.

        We plan to extend our local fiber optic network both inside and outside Budapest to cover new business demands in existing areas, mainly to provide broadband services through optical access as well. In 2010, we plan to increase the coverage of our FTTH access network to more than 240,000 households. We plan to cover 1.2 million households with Next Generation Access Network by the end of 2013, more than 700,000 households of them will be covered by FTTH network.

        In 2010, we intend to increase our cable TV coverage through further acquisitions.

        In addition to fixed cable television developments, on November 24, 2008, Magyar Telekom launched its DVB-S service with a high number of channels, covering the whole country, by using the AMOS 3 satellite. On the current platform, in addition to the 80 small-definition television programs, 4 HD TV channels and 3 public radio stations are broadcasting. The T-Home Sat TV became a very popular service in 2009.

        Backbone Network.    We have a digital fiber optic national long distance network that connects local primary area networks. We have implemented the DWDM technology and SDH systems in both the national long distance and Budapest networks. The countrywide DWDM backbone network provides 24 times 10 Gbit/s capacity in the most important areas of Hungary, as well as in international directions. Between 2001 and 2007, we carried out capacity and geographical extensions of the DWDM network. In the first half of 2008, we established a nationwide Next Generation DWDM express layer network. It provides high capacity (80 times 10 Gbit/s), and a very flexible usability and cost effectiveness solutions (e.g., optical switching, Optical Transport Network functions, L2 (Layer 2) Ethernet functions, 40 Gbit/s channels). Optical cables were installed in TMH's main transmission networks to serve 3G and the core network. In addition to cost advantages, SDH systems provide a flexible transmission infrastructure with automatic transmission paths. We use a new generation of the SDH system that, besides increasing network availability and transmission capacity, enables new services, such as data transmission (e.g., Ethernet). Since we currently have a robust optical backbone network, we have no immediate plans for expansion.

        IP/MPLS.    Since 2000, we have been providing Internet access and IP-VPN services on the same IP/MPLS platform. The network is built-up of GE and 10 GE connections. The network has several access options (dial-up, leased line, broadband DSL, cable TV, Ethernet) with PoPs in each primary area in Hungary. Available services include L2 VPN, IP-VPN (scalable interconnection for corporate sites with integrated voice and data option), IPSec and xDSL to VPNs, Virtual Private Dial-up Network and wholesale Internet services for ISPs. The connectivity network that concentrates xDSL traffic towards the IP core is based mainly on Ethernet technology, and to a lesser extent, on ATM. In 2007, we developed a carrier-grade IP core network to be able to ensure high availability, demanded quality of service, scalability and security for 3Play, VoIP and broadband data communication services, and also for the common T-Home and T-Mobile IP platform.

        In 2008, significant capacity, quality and functional upgrades have been performed, including the development of the countrywide 10 Gbit/s core network, installation of new GE and 10 GE connections, duplications of devices to increase redundancies, and changes of old devices. In addition, QoS was introduced into the IP network in order to efficiently serve the IPTV offerings. Other high-availability features were also installed in order to increase network capacity according to traffic demand, to install new network functions and to develop connectivity and integrity with different communication networks to become an appropriate transport platform for NGN and 3Play services. In 2009, further network capacity upgrades have been performed including new connections and new equipments for PoP redundancy developments and for serving the increasing traffic demands. At the end of 2009, a half-year public testing of the IPv6 protocol has been started involving residential and corporate customers of Magyar Telekom.

        The IP core and access network was developed to provide broadband digital video transmission to utilize multicast technology alongside QoS as a wholesale product.

        Development of our traditional (such as PSTN/ISDN) networks has been limited to maintenance and legal compliance purposes. The key focus has instead been on development of technologies and networks compatible with or forming a part of NGN, such as VoIP. Voice-over cable TV, Integrated Voice and Data service ("IP Complex Plus") and Voice-over Internet ("KLIP") have been introduced in recent years. An IMS was also installed, which is considered to be the base for future multimedia services to be provided on broadband. The first service on the platform was the geographical number-based PATS. In 2009, we continued to deploy a carrier-grade multi-service NGN, upgraded the IMS, and implemented PSTN

Emulation on it. The ADS type PSTN switches are replaced by this IMS-based solution. We launched the commercial IPTV service at the end of 2006 and in 2009 it represented coverage of 716 towns with over 67,000 customers. The PSTN replacement with MSAN and IMS has been started in 2009.

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

        This operational support system environment permits us to focus on our customers' needs, to offer more personalized services, itemized billing, to bundle products and services in price plans and to generate a single bill for customers with multiple locations. We have created the basics of the centralized alarm supervision and the support systems for IPTV, VoIP and XPlay services have been developed and initiated using the legacy systems. We also introduced an automatic trouble shooting support system along the NGOSS conception. We have been operating an automatic establishment support system of NGN services.

        2G Network.    At December 31, 2009, our GSM network consisted of 2,470 base station sites providing 99.9 percent population coverage. Our EDGE Packet Switched Data Service population coverage reached 87 percent.

        UMTS and HS(D/U)PA.    The 3G network enables—besides rapid data transmission and video-telephone—more comprehensive and interesting content than before, including, in addition to image and text, fast transmission of high quality multimedia materials. In August 2005, TMH launched commercial UMTS service, first in Hungary. On May 17, 2006, commercial HSDPA service was launched in the internal districts of Budapest, also as a first operator in Hungary. For the time being, each 3G cell is capable of HSDPA, therefore the UMTS/HSDPA population coverage reached 74 percent by the end of 2009, serving 435 settlements in Hungary. The network allows 7.2 Mbit/s nominal downlink speed and HSUPA is provided with 1.44 Mbit/s as well.

        ARCchart prepared a study about Worldwide Mobile Broadband Performance. They found T-Mobile Hungary the best performing mobile broadband network with the highest average download throughput. The study is based on over two million individual test readings, from 268 wireless networks in 103 different countries worldwide. The measurements were performed from August 2008 until June 2009 by iPhone, Android and Blackberry user equipment. The study confirms Magyar Telekom's innovations and efforts spent to 3G/HSDPA network development.

Macedonia

        Makedonski Telekom endeavors to maintain its network at a high technological level in order to support strong growth of broadband services.

        The PSTN/ISDN network in the Republic of Macedonia has been fully digitalized since the end of 2003. The liberalization of the telecommunications market required Makedonski Telekom to perform a substantial upgrade of the PSTN/ISDN platform. With the upgrade, switching systems are able to support carrier selection and pre-selection functions. Implementation of the new IMS platform is planned for 2010.

        Makedonski Telekom's primary area networks are connected to the fiber optic national long distance network. The SDH technology has been implemented in the backbone network, in the transmission networks in Skopje and other cities in the country. For connection of Remote Subscriber Units, PDH equipment is used as well. DWDM backbone and metropolitan network in Skopje was implemented in 2008. In 2009, extension of interfaces was made in order to support increased traffic demands.

        The existing copper-wire network is used as the basis for providing broadband services based on DSL technologies. Starting from 2008, in order to support higher speed of Internet packages and introduction of IPTV, ADSL2+ technology is used. In 2009, the ADSL Central Office equipment was extended in terms of capacities and coverage according to the forecasted number of customers. In addition, capacities of aggregation links that are considered as a bottleneck in the network are upgraded.

        For connection of business customers, Metro Ethernet equipment is used. Key business customers are connected to the network with optical cables. In 2009, a new project was established to start migrating TDM-based ILLs and VPNs towards IP based solutions. The migration is done using existing copper infrastructure with implementation of EFM modems as well as using optical infrastructure via Ethernet aggregation switches and Ethernet optical demarcation devices.

        In 2008, IP/MPLS backbone network was redesigned and in 2009, it was extended.

        Makedonski Telekom launched 3Play offers in November 2008. In order to achieve this, during 2008, new equipment (e.g., Head-end, IPTV platform) was installed and necessary configuration of the existing access and transport network was made. During 2009, Head end equipment was extended for additional number of channels and new applications were developed.

        In order to prepare the network for prospective high bandwidth services, and to provide a solid basis against competition, Makedonski Telekom started the implementation of FTTH in 2009. We installed GPON equipment and built fiber optic infrastructure in few areas in Skopje.

        T-Mobile Macedonia has built a high quality and high capacity network that meets the requirements and needs of its growing subscriber base. In 2009, 3G access technology was introduced in the network.

        At the end of 2009, the 2G radio access network consisted of 710 base stations providing 99.9 percent population coverage.

        In 2009, we performed a technological and functional upgrade on our rating and billing platforms as well as on our customer service systems to provide a solid basis for implementing tailor made services and integrated fixed and mobile offers.

        T-Mobile Macedonia has the capability to host the third mobile entrant in the local market, with the national roaming arrangement, and is offering convergent fixed and mobile services through the whole process from providing services to invoicing for these services, while simultaneously enforcing its capabilities for even more business processes automation, as well as data security and availability.

        In addition, T-Mobile Macedonia has developed infrastructure to enable number portability in the local market complying with the local regulation.

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

 MANAGEMENT OVERVIEW

General

        In 2009, our business operations suffered significant adverse effects throughout the year due to the continued economic and financial crisis which led to a decline in the demand for telecommunications services. This trend was reflected in declining prices and higher churn rates, both in our consumer and business segments. In addition, competition in our core markets remained very strong. Nevertheless, due to strategic initiatives introduced in 2008 and over the course of 2009, we were able to mitigate some of these adverse effects.

        Our efforts to position Magyar Telekom as a truly integrated 3Play service provider both on the fixed line and mobile networks have allowed us maintain, and in some cases, increase our core market positions in 2009. In line with our 'One Company' approach, we have also made further significant steps to streamline our organization and increase efficiency and have implemented several cost control measures in order to preserve our profitability during the crisis. However, we remain committed to our strategic investments, such as the new generation access network and the 3G mobile network rollout, given the importance of these initiatives to ensuring long-term competitiveness of our business.

        Despite our efforts, however, we were not able to completely counterbalance the general decline in economic activity. The difficult macroeconomic environment and intense competition in our markets led to a 3.1 percent decline in our revenues in 2009 compared to 2008 (excluding the reversal of a HUF 8.5 billion provision booked on F2M termination fees in 2008 as described under "Operations Review—Group Revenues—Fixed Line Revenues—Voice-retail revenues" below), which was somewhat greater than targeted. However, due to cost control measures implemented during 2009, both Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") excluding special influences (i.e., investigation-related costs and severance expenses) and the one-off item related to the F2M provision reversal and our capital expenditure ("capex") figure were slightly better than targeted.

        In 2009, we introduced a new reporting structure to reflect the shift in our organizational structure towards customer-focused segments. Our Consumer Services Business Unit (CBU) offers both fixed line and mobile voice and data and broadcasting services to residential customers. The business unit reported a six percent revenue decline in 2009 as customers continued to rationalize their telecommunications spending. In addition, the crisis accelerated the fixed line business transformation from a standalone service providing fixed line voice to one focused on broadcasting, content and bundled offerings.

        Following the 2008 rebranding of our fixed line business to T-Home and the launch of our nationwide satellite TV service, we strengthened our focus on the bundled products, which were well received by customers. As a result, we have significantly improved our position in the TV market, becoming the number two Hungarian pay TV provider by the end of 2009. Meanwhile, we maintained our leading position in the broadband Internet market and migrated a considerable number of voice-only customers to 2Play and 3Play packages, mitigating the revenue and profit loss from traditional voice services. We will maintain this strategy going forward and are confident that Magyar Telekom is well placed to maintain its position as Hungary's leading 3Play telecommunications service provider. This strategy will also be supported by our intention to remain a strong competitor in the TV market, which we believe is achievable through continuous fiber network rollout, cable network upgrades and new content provided via our own TV channels.

        Our CBU mobile business has also faced a challenging 2009. The economic crisis caused customer churn rates to increase significantly while market penetration and usage declined. As a result, the voice business came under pressure, though dynamic growth in the mobile Internet business continued. Our high quality 3G network ensured that the number of mobile Internet subscribers increased significantly in 2009, bringing Magyar Telekom's market share at the end of the year to 46 percent. The SIM based market penetration declined to 117.7 percent. T-Mobile was able to maintain its position as market leader. 2009 also saw an increased focus on bundled services in the mobile business. We introduced several new bundled voice, SMS, mobile broadband Internet and mobile TV packages, which were well received by our customers despite the negative external environment.

        Our Business Services Business Unit provides integrated information and telecommunications services, voice, data, Internet, system integration and information technology to business customers. This business unit was also negatively affected by lower demand caused by the economic recession. As a result, revenues declined by five percent, driven by significant erosion of traditional voice service revenues, while mobile voice service revenues also came under pressure. In response to the negative economic environment, BBU continued to execute its strategy of simplifying its organizational structure in order to support the convergence process between SI/IT and traditional telecommunications services. We also introduced a new virtual service portfolio which enables customers to use IT services (such as hosted mail, voice conference, desktop sharing or remote server) on a monthly rental fee basis, without having to commit any investment. As a measure aimed at strengthening our market leading SI/IT presence, we completed two acquisitions in 2009. These acquisitions will enable us to capitalize further on up- and cross-selling opportunities and enter new markets, such as integrated healthcare IT services.

        Our organizational changes also extended to our media business in 2009. Our aim here is to focus our attention on media, content and new businesses by merging our strategy and corporate development functions. In line with our strategy to provide broadband access at home and on the move, we intend to provide attractive content to support telecommunications access services. Consequently, we launched two new thematic TV channels in 2009 and intend to build on our market leading webpage, [origo], and the largest Hungarian social network, iWiW. In addition, we are striving to improve and develop new content for mobile subscribers to enhance customer experience.

        In terms of technology, we are continuously improving our existing networks and rolling out state of the art, new networks, both in the fixed line and mobile segments. As a result of our efforts, T-Mobile Hungary now has the best global 3G mobile network, according to independent research in 2009. We are progressing with our 5-year new generation access network rollout program in the fixed line business. By the end of 2009, we had already covered 170,000 households with our fiber-to-the-home network and completed the hybrid-fiber-coax network upgrade covering close to 370,000 households.

        2009 was not an easy year for our international subsidiaries either. Not only did the macroeconomic environment deteriorate significantly, but competition remained strong and in some cases intensified. In Macedonia, fixed line market liberalization created stronger competition which directly affected our business performance. The effect of alternative operators and one of the mobile operators' fixed line offers are pronounced in Macedonia and have resulted in significant pressure on our revenues. In Montenegro, mobile substitution was the primary driver behind the decline in usage and revenue pressure in the fixed line segment. However, broadband sales registered impressive growth rates in both countries and our subsidiaries started to focus on bundling fixed line voice services with IPTV and broadband Internet to mitigate to negative economic impacts on traditional voice revenues. In response to the negative external environment, both subsidiaries launched several cost cutting initiatives to improve profitability.

        Our international mobile revenues showed some increase despite the recession; however, the rate of increase slowed down and effective per minute prices dropped significantly. Our financial performance came under pressure, especially in Montenegro, where tourism suffered due to the economic crisis. Nevertheless, in Macedonia T-Mobile preserved its market leading position, whilst in Montenegro total market share and postpaid leadership were maintained despite the very intense competition in this segment. In addition to voice services, in both countries T-Mobile now offers a 3G mobile broadband Internet service. As network rollout progresses, we expect the number of customers to grow considerably.

Dividend

        The Board of Directors proposed a HUF 74 per ordinary share dividend distribution to be approved by the Annual General Meeting of the Company on April 7, 2010.

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

        As a result of the findings of the Investigation (See Item 3—Risk Factors), we identified three consultancy contracts, the payments of which were erroneously capitalized as part of the goodwill arising on the original acquisition of Makedonski Telekom in 2001 and the goodwill arising on Makedonski Telekom's repurchase of ten percent of its shares in 2006. These amounts are now corrected and accounted for as though these payments had been expensed in 2001 and 2006 rather than capitalized as part of goodwill as originally reported.

        In addition to the above, the other contracts that were identified by the Final Report, for which the available evidence does not establish that the contracts under which these expenditures were made were legitimate, were expensed in 2001-2006, which require no restatements on their own. However, depending on further analysis, these contracts will probably qualify as non-deductible expenses for tax purposes. As the timing and the amount of the potential tax impacts and any penalties related to these taxes are uncertain, these were provided for retrospectively as at December 31, 2006, which also had an impact on the balance of Non-controlling interests.

        The Group adopted IFRS 8 in 2009, which resulted in a significant restructuring of the Group's segment disclosure. In 2008, the Group restructured the way the chief operating decision makers decide on the allocation of resources, which is different from the primary segments of the Group reported as per IAS 14 in previous years. See further descriptions of our segment policies in Notes 2.1.1, Note 2.20 and Note 31 to the Consolidated Financial Statements.

        We established our current management structure in Hungary based on customer segments that require different technology and marketing strategies, and support functions. The Group's operating segments in Hungary are: Consumer Services Business Unit, Business Services Business Unit, Media Business Unit, Group Headquarters and Technology Business Unit. In addition, the Group also has operations in Macedonia and Montenegro, which represent two additional reporting segments. Of these segments, Media Business Unit has not qualified as a reportable segment, therefore, it is included in "All other" in the reconciliations of the reportable segments' totals.

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

        To adapt to these changes in the market, we have redefined the focus areas of our corporate strategies to better exploit our position as an integrated telecommunications operator with a full range of services, as well as to ensure our long-term competitiveness. Our strategies are designed to enable us to exploit and develop our extended customer base, significantly improve efficiency and capture growth opportunities.

        Magyar Telekom's current plans and outlook are based on our best knowledge and expected circumstances. Nevertheless the behavior of our competitors cannot completely be predicted. Therefore a stronger than assumed impact of alternative operators, new market entrants and new solutions in any country where we are present could result in a negative impact on our business performance.

        We should emphasize that each of our business segments is affected by its unique business environment, and we are subject to circumstances and events that are yet unforeseen or beyond our control. The peak of the global economic crisis has passed, but the recovery is expected to be slow, particularly in Hungary. After the 7 percent GDP decline in 2009, analyst and government forecasts do not show growth for 2010. The unemployment rate remains very high, above 10 percent.

        In order to secure the balance of the budget, the government implemented several measures and planning to decrease the deficit to 3.8 percent to the GDP in 2010. The most negative effect of these measures on our business was the 5 percentage point increase of VAT, effective from July 2009. The business sector was also hit by the heavy spending cuts in every governmental sector. Regarding the generation of cash flows, despite the restrictive government measures and negative business environment, we expect that our core business units will be able to offset the EBITDA decline by savings in capex and other cash flow elements, e.g., working capital, and generate cash flows close to 2009 levels.

        We have identified several risk factors which may affect our business in the future including changes in the regulatory environment, in competition, and in foreign exchange rates. See the detailed description of these and other risk factors in "Item 3—Risk Factors".

Revenues

        The following reflects our current expectations with respect to our plans and initiatives:

        In fixed line operations, we expect continued decline in fixed line voice revenues due to continued line reduction and fixed line unit price erosion driven by mobile substitution. The weakening demand as a result of restrictive government measures (especially the VAT increase) is expected to increase churn rates, as more customers currently holding both fixed and mobile subscriptions give up their fixed lines entirely. As indicated in our strategy, to mitigate the decrease in fixed line voice revenues we are now moving from pure voice offers to integrated 2Play and 3Play plans, which will allow us to substitute declining traffic revenues with content, entertainment and bundled access revenues. Fixed line interconnection tariffs are expected to be further reduced in 2010 and in the years after, which will have an additional negative impact on our fixed line revenue stream.

        As the leading broadband provider in Hungary, we are committed to accelerating growth in country-wide broadband penetration by applying a multi-access cost-efficient approach.

        We aim to move further toward content and media services to support traditional access services, build new revenue streams and exploit new revenue sources. We are combining our product portfolio in order to provide all services for every customer demand on every platform (3Screen approach), where all customer screens (computer, mobile, TV) are provided by Magyar Telekom.

        From the above mentioned three platforms, TV remains the key driver of the fixed market. We have the technical capabilities (cable, IP, DVB-S) to reach every potential customer. In 2009, we significantly increased Revenue Producing Customers ("RPC") above the market, as a result, we gained additional market share. We are targeting further growth in 2010; however margins are under pressure due to heavy competition. To strengthen our position in the TV market, we launched two channels ("green" channel and lifestyle) in 2009, and are planning to add more channels in 2010 depending on market conditions.

        In mobile operations in Hungary, market penetration is now saturated, and we expect flat development in the following year. We expect further growth in mobile broadband and the future growth potential of value-added and data services, which is supported by the continuing roll-out of UMTS and HSDPA services.

        In December 2008, the NCA required a decrease in mobile termination fees for the networks of all three Hungarian mobile operators in three steps, starting from January 2009 until December 2010, by approximately 40 percent compared to rates applied in 2008.

        To maintain sustainable competitiveness in the corporate sector, we have committed to further developing our IT competencies by focusing on complex service offerings through managed services, system integration and outsourcing through consultant services to corporate customers. Expanding our business operation to these new areas with lower profitability has a dilutive effect on the company's profitability both on fixed line segment and Magyar Telekom Group level.

        In Macedonia, competition is increasing both in the fixed line and mobile segment. Main competitors in the fixed line segment, Telekom Slovenia and two major cable TV operators (Telekabel and CableTel), are targeting the retail voice market with 3Play offers, aggressive pricing and marketing communication.

Our fast growth in fixed broadband, the roll-out of new platforms (FTTx) and combined fixed-mobile products can only partially offset the decline in fixed voice revenues.

        We also expect more intensive regulatory measures in Macedonia in the future. Beside currently existing obligations (RIO, RUO, Naked DSL, Number portability, Cost-based pricing, Accounting separation, Access to specific network elements, WLR, Wholesale digital leased line, Minimal set of leased lines, Bitstream access), new regulations will take effect in the following areas: asymmetric termination, control of retail price. Further decline in wholesale fees (e.g., IC, leased lines, WLR) are also expected.

        In the mobile segment the competition is also very strong with three players in the Macedonian market. Mobile voice revenues are also expected to be under pressure due to this competition. Fast growth of mobile broadband is expected based on the new 3G technology. The government is still trying to increase further competition, although the tender for a third 3G license in 2009 failed due to lack of interest.

        In Crnogorski Telekom, we are also expecting difficulties due to competition and regulation in the near future. The fixed wholesale revenues have been the most impacted by regulatory actions (reducing international termination rates to national level), while mobile revenue is also expected to decline due to gradual termination fee cuts. Growth in fixed and mobile broadband cannot entirely compensate the losses in the voice market. Competitors are also putting pressure on prices with 2Play and 3Play offers.

        In the Montenegrin market, the new cost-based wholesale pricing model will be introduced in 2010. As a result, fixed, mobile and international termination fees are expected to decline.

Expenses

        We are entirely committed to improving internal operational efficiency in all business segments. To accomplish our goals despite the intensifying competitive environment, the decreasing revenue potential will be compensated with strict cost control. In 2009, a new group-wide efficiency project was launched: Save for Service ("S4S"). This multi-year project yielded substantial savings already in 2009, and will be continued in the coming years.

        We also would like to exploit the synergies coming from integrated fixed and mobile operation. In 2010, we are planning synergy projects in several areas with the main goal to further unify the activities and increase efficiency.

        We have reached an agreement with trade unions on wage development, headcount reduction and decreases in additional employee allowances at the parent company level for 2010. The key elements of the agreement are the following: reduction of headcount by 400 in addition to executive termination and retirement, no wage increase but 1.5 percent bonus budget set (significantly below inflation) and gradual reduction of surplus severance payments in the Collective Agreement. These measures will reduce our Total Workforce Management ("TWM") related costs.

        In line with world market developments and the liberalization of the Hungarian energy market, we have experienced rapid growth in energy prices, above the inflation level. We expect energy prices to remain high in 2010, impacting us negatively.

Total investments in tangible and intangible assets

        Compared to 2009, the key priorities of capex spending have not changed for 2010. Investments in new products and platforms (DVB-S, FTTx) remain our key strategic goals although the overall investment level is decreasing. We will also continue the roll-out of the UMTS and HSDPA infrastructure by building new base stations, but the total investment will decrease in that area.

        We will increase investments in the IT area to reach our goals to become ICT leader in Hungary, while expansion into new segments will also demand additional investments.

        Striving for further improvement in customer orientation, the strategic priority for 2010 and beyond is the successful implementation of new CRM system. We are targeting the complete overhaul of the current customer management of the Company. The goals of the project include not just the replacement of the outdated billing systems but to bring a new approach to the entire customer management process by integrating fixed and mobile portfolios.

        According to our strategic directions, we are committed to further strengthening and leveraging our presence in the South-East European region. Therefore, we are continuously seeking further value-creating acquisition and investment targets.

Revenue and EBITDA targets

        Our revenues, excluding the F2M provision reversal in 2008, declined by 3 percent in 2009, somewhat greater than what was originally targeted. At the same time, however, thanks to cost control measures which we implemented during 2009, both EBITDA excluding special influences and one-off items, with a decrease of 4 percent, and capex of HUF 102 billion were slightly better than targeted.

        Looking ahead to 2010, we expect continued pressure on consumer spending due to high unemployment and restricted wage growth. At the same time, unfavorable trends in the corporate segment are likely to continue this year, putting pressure on our top-line performance. In addition, a stronger forint compared to average 2009 exchange rates may have an adverse impact on our results by negatively affecting contributions from our international subsidiaries. As a consequence, we are targeting a revenue and an underlying EBITDA decline of 5-7 percent for 2010, with the latter reflecting our changing revenue structure. Whilst in 2010 we are aiming to achieve further efficiency improvements across the Group, the positive impacts on EBITDA might be offset by the accelerated decline of the high margin voice revenues and parallel increase of revenues with lower EBITDA margin content. However, the higher portion of SI/IT revenues in the overall mix should allow us to reduce our capex, with 2010 levels expected to be approximately 5 percent lower compared to 2009 spending. We are continuously monitoring the economic environment and its impact on our business and we will communicate to the market any changes to our previously announced targets if and when our assessment of our outlook changes due to developments in the economic environment.

OPERATIONS REVIEW—GROUP

Revenues

        The following table sets forth information regarding our revenues:

	Year ended December 31,			Year ended December 31,
	2007	2008	2009	2008/2007	2009/2008
	(in HUF millions)			(% change)
Fixed line revenues	309,333	299,895	274,080	(3.1)	(8.6)
Mobile revenues	325,767	331,765	325,996	1.8	(1.7)
SI/IT revenues	41,561	41,396	43,913	(0.4)	6.1

Total revenues	676,661	673,056	643,989	(0.5)	(4.3)

Fixed Line Revenues

        The following table sets forth information regarding our fixed line revenues:

	Year ended December 31,			Year ended December 31,
	2007	2008	2009	2008/2007	2009/2008
	(in HUF millions)			(% change)
Voice-retail	159,772	151,033	128,133	(5.5)	(15.2)
Voice-wholesale	30,319	21,494	21,322	(29.1)	(0.8)
Internet	57,796	59,823	55,089	3.5	(7.9)
Data	27,440	28,839	30,762	5.1	6.7
TV	18,102	18,830	23,753	4.0	26.1
Equipment	5,395	7,058	4,745	30.8	(32.8)
Other fixed line revenues	10,509	12,818	10,276	22.0	(19.8)

Total fixed line revenues	309,333	299,895	274,080	(3.1)	(8.6)

        The table below sets forth information regarding total revenue generating fixed access lines in Hungary, Macedonia and Montenegro:

	Year ended December 31,			Year ended December 31,
	2007	2008	2009	2008/2007	2009/2008
				(% change)
Number of fixed lines at Magyar Telekom Plc. (including Emitel)
Residential	1,779,039	1,595,517	1,387,609	(10.3)	(13.0)
Business	217,030	204,839	190,248	(5.6)	(7.1)
Payphone	19,466	16,284	14,801	(16.3)	(9.1)

Total	2,015,535	1,816,640	1,592,658	(9.9)	(12.3)
ISDN channels	436,442	419,754	383,952	(3.8)	(8.5)

Total	2,451,977	2,236,394	1,976,610	(8.8)	(11.6)

Number of fixed lines at Makedonski Telekom
Residential	386,369	356,082	305,806	(7.8)	(14.1)
Business	35,143	34,864	31,443	(0.8)	(9.8)
Payphone	2,015	1,692	1,218	(16.0)	(28.0)

Total	423,527	392,638	338,467	(7.3)	(13.8)
ISDN channels	37,602	38,598	34,766	2.6	(9.9)

Total	461,129	431,236	373,233	(6.5)	(13.5)

Number of fixed lines at Crnogorski Telekom
Residential	148,111	144,897	140,591	(2.2)	(3.0)
Business	19,193	18,532	18,241	(3.4)	(1.6)

Total	167,304	163,429	158,832	(2.3)	(2.8)
ISDN channels	18,896	18,806	18,058	(0.5)	(4.0)

Total	186,200	182,235	176,890	(2.1)	(2.9)

  Voice-retail revenues

        Voice-retail revenues consist of revenues from subscriptions, domestic and international outgoing traffic revenues as well as value-added and other services revenues.

        Fixed line voice-retail revenues decreased both in 2008 and 2009, mainly driven by lower subscription fees and outgoing traffic revenues at Magyar Telekom Plc. due to a decreased customer base and lower usage resulting mainly from mobile substitution and wider use of flat-rate price plans.

        Subscriptions.    Revenues from subscriptions consist of revenues from monthly subscription fees for price plans. Revenues from subscriptions are principally a function of the number and mix of residential, business and ISDN access lines and corresponding charges. The decrease in subscription revenues in 2008 and in 2009 was mainly due to lower revenues in the Hungarian fixed line operations driven by lower average number of fixed line subscribers. Lower subscription revenues at Makedonski Telekom were also driven by declining average PSTN customer base.

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

        The following table sets forth the total minutes of domestic telephone traffic that our fixed line subscribers generated, including calls from the fixed line network to mobile subscribers:

	Year ended December 31,			December 31,
	2007	2008	2009	2008/2007	2009/2008
	(in thousands of minutes)			(% change)
Magyar Telekom Plc. (including Emitel)	4,518,428	4,020,941	3,520,251	(11.0)	(12.5)
Makedonski Telekom	1,377,659	1,194,717	876,761	(13.3)	(26.6)
Crnogorski Telekom	379,341	324,603	300,902	(14.4)	(7.3)

        Domestic outgoing fixed line traffic revenues remained at the same level in 2008 as compared to 2007 since the increase in F2M outgoing traffic revenues due to the reversal of HUF 8.5 billion provision booked on F2M termination fees in June 2008 (described below) was offset by lower local and long distance outgoing traffic revenues.

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

        The NCA called upon us to repay the difference to our universal customers regardless of the status of the above legal cases. In August 2008, the negotiations with NCA resulted in a positive conclusion, whereby the NCA accepted our arguments that albeit other forms of compensation, we had already passed on the required discounts to the customers. Even though the NCA conclusion was limited to the year 2005, based on the NCA's reasoning for the relief, we believe that we passed on the required discounts to our customers in the subsequent years of 2006-2008 as well. As a result of the above, we believed that the recognition of the provision was no longer necessary, and released to revenues the total amount of the HUF 8.5 billion provision recorded in prior years.

        This increase in the F2M outgoing traffic revenues was offset by lower average per minute fees, lower usage and loss of fixed line customers mainly due to mobile substitution.

        The decrease in domestic outgoing fixed line traffic revenues in 2009 reflects primarily the previously mentioned reversal of the provision booked on F2M termination fees in June 2008. In addition, further declines in the number of revenue producing PSTN lines and decreasing traffic led to lower domestic outgoing traffic revenues in Hungary. We offered several price discounts to customers choosing different price plans. The proportion of flat-rate price plans was 27.9 percent within the total PSTN customer base of Magyar Telekom Plc. at December 31, 2009.

        Domestic outgoing traffic revenues decreased also at Makedonski Telekom and Crnogorski Telekom throughout the period primarily due to lower usage and price discounts as a consequence of increasing mobile substitution. In 2009, the significant weakening of the HUF against the MKD and the EUR on average partly mitigated these decreases.

        International outgoing traffic revenues.    International outgoing traffic revenues are a function of rates and the number, duration and mix of calls placed by our fixed line subscribers to destinations outside Hungary in the case of Magyar Telekom Plc., outside Macedonia in the case of Makedonski Telekom and outside Montenegro in the case of Crnogorski Telekom.

        The following table sets forth information concerning outgoing international traffic(1):

	Year ended December 31,			Year ended December 31,
	2007	2008	2009	2008/2007	2009/2008
	(in thousands of minutes)			(% change)
Magyar Telekom Plc. (including Emitel)	85,270	73,746	64,946	(13.5)	(11.9)
Makedonski Telekom	24,726	22,481	18,527	(9.1)	(17.6)
Crnogorski Telekom	66,759	53,202	47,386	(20.3)	(10.9)

(1)
Excludes minutes from calls placed by subscribers of other local telephone operators and mobile service providers. Our revenues relating to these calls are included in revenues from domestic incoming traffic.

        International outgoing fixed line traffic revenues decreased both in 2008 and 2009 at Magyar Telekom Plc. and also at our foreign subsidiaries resulting from lower volume of minutes and loss of lines.

        Value-added and other services.    Revenues from value-added and other services consist of fees for digifon services and directory assistance.

        Value-added and other services revenues declined both in 2008 and 2009 primarily driven by lower revenues at Magyar Telekom Plc. due to lower usage of value-added services (e.g., directory assistance, premium rate numbers).

  Voice-wholesale revenues

        Voice-wholesale revenues consist of domestic and international incoming traffic revenues.

        Fixed line voice-wholesale revenues decreased by 29.1 percent in 2008 compared to 2007 driven by significant decreases both in domestic and international incoming traffic revenues. Domestic incoming traffic revenues declined mainly at Crnogorski Telekom, due to lower revenues from Promonte (the largest mobile service provider in the Montenegrin mobile market) as from the end of January 2008 Promonte has had its own direct network connected to Telekom Serbia. Traffic revenues from mobile and fixed line operators decreased also at Magyar Telekom Plc. mainly due to lower traffic and lower tariffs. International incoming revenues decreased in 2008 compared to 2007 primarily at Magyar Telekom Plc. driven by the change in how wholesale transit traffic is settled. From January 1, 2008 Deutsche Telekom became the sole international voice partner of Magyar Telekom and consequently, Magyar Telekom does not have international wholesale transit revenues from other foreign carriers any more. Lower international incoming traffic revenues at Makedonski Telekom resulted mainly from decreased incoming international traffic. The decrease in international incoming traffic revenues at Crnogorski Telekom was driven by the ceasing of transit traffic from Serbia as from the end of January 2008 Promonte has had a direct link with Telekom Serbia.

        Fixed line voice-wholesale revenues remained almost at the same level in 2009 compared to 2008.

  Internet revenues

        Internet revenues of the fixed line operations grew in 2008 as compared to 2007 mainly due to the strong increase in the number of ADSL connections at our Macedonian and Montenegrin subsidiaries.

        In 2009, Internet revenues declined primarily in Hungary as the broadband volume increase could not fully compensate the effect of lower prices as a result of fierce competition. Since the rebranding in September 2008, as a result of increased competition, there has been a strong trend towards consolidation of services into 2Play and 3Play plans at lower price levels. Lower narrowband Internet revenues were driven by a decreased narrowband subscriber base and the decline in dial-up traffic. Lower advertisement revenues as a result of the economic crisis also contributed to the decrease in Internet revenues in 2009.

These decreases were slightly offset by an increase in the number of ADSL connections at our foreign subsidiaries.

        The following table sets forth information concerning broadband customer figures in Hungary, Macedonia and Montenegro:

	Year ended December 31,			Year ended December 31,
	2007	2008	2009	2008/2007	2009/2008
				(% change)
Hungary
Retail DSL customers	421,245	436,683	467,916	3.7	7.2
Wholesale DSL access	191,806	196,776	161,270	2.6	(18.0)

Total DSL access	613,051	633,459	629,186	3.3	(0.7)
Cable broadband customers	102,413	127,683	152,878	24.7	19.7
Fiber optic connections	0	0	7,247	n.a.	n.a.
Leased line Internet subscribers	652	617	558	(5.4)	(9.6)
Macedonia
Retail DSL customers	40,221	81,858	109,617	103.5	33.9
Wholesale DSL access	7,993	17,008	18,751	112.8	10.2

Total DSL access	48,214	98,866	128,368	105.1	29.8
Leased line Internet subscribers	149	129	228	(13.4)	76.7
Montenegro
Retail DSL customers	16,106	38,956	54,983	141.9	41.1
Leased line Internet subscribers	146	188	191	28.8	1.6

  Data revenues

        Data revenues increased both in 2008 and in 2009. The continuous migration of narrowband to broadband data products resulted in lower narrowband revenues and higher broadband retail revenues mainly at Magyar Telekom Plc.

        The increase in 2008 at Magyar Telekom Plc. was due to new IP-VPN contracts. The increase in Makedonski Telekom's broadband data revenues was attributable to the increased number of IP subscribers and new contracts for leased lines. Higher revenues at Combridge (Romania) also positively affected broadband data revenues in 2008.

        In 2009, higher data revenues were partly driven by the increase at Crnogorski Telekom due to higher number of leased line customers and increased GIA wholesale broadband revenues. This increase was largely intensified by the significant weakening of the HUF against the euro. The increase in Makedonski Telekom's broadband data revenues was primarily attributable to the favorable currency translation effect as a result of a weaker HUF and, to a lesser extent, to higher number of leased line customers. These retail volume increases were partly offset by the decline in the number of wholesale broadband leased lines with VIP (the third largest operator in the Macedonian mobile market).

  TV revenues

        TV revenues showed an increase both in 2008 and 2009. In 2008, the increase was mainly due to the growth in cable TV revenues resulting from price increases and the increase in average number of our cable TV subscribers in Hungary. In 2009, the significant increase in TV revenues resulted predominantly from the introduction of satellite TV service in Hungary in November 2008. The number of satellite TV customers has been increasing and reached 156,142 customers at December 31, 2009. The growth in IPTV revenues driven by a larger IPTV subscriber base both in Hungary and at our foreign subsidiaries also contributed to the increase in TV revenues. These increases were partly offset by lower cable TV revenues driven by decreased average revenue per user and lower subscriber base in Hungary.

        The following table sets forth information concerning TV customer figures in Hungary, Macedonia and Montenegro:

	Year ended December 31,			Year ended December 31,
	2007	2008	2009	2008/2007	2009/2008
				(% change)
Hungary
Cable TV customers	418,517	422,936	406,841	1.1	(3.8)
Satellite TV customers	0	5,338	156,142	n.a.	2,825.1
IPTV customers	9,225	28,496	67,430	208.9	136.6

Total TV customers	427,742	456,770	630,413	6.8	38.0
Number of IPTV customers
Makedonski Telekom	0	1,952	14,150	n.a.	624.9
Crnogorski Telekom	2,397	17,531	29,612	631.4	68.9

  Fixed line equipment sales

        Revenues from fixed line equipment increased by 30.8 percent in 2008 compared to 2007. The increase was mainly driven by higher revenues at Makedonski Telekom due to more ADSL modems, personal computers and TV sets sold. Higher equipment revenues in connection with sale of network in April 2008 at Combridge also positively affected fixed line equipment revenues. These increases were somewhat offset by the decrease at Magyar Telekom Plc. in line with less phones and ADSL modems sold.

        The considerable decrease in the revenues from fixed line equipment in 2009 compared to 2008 relates primarily to lower revenues at Combridge. Lower telecommunications equipment rental revenue at Magyar Telekom Plc. reflects the strong decrease in the number of rented telephone sets. At Makedonski Telekom, the decrease was due to the combined effect of lower sales volume of personal computers, ADSL modems and higher sales volume of TV sets. ADSL modem wholesale decreased also in Hungary.

  Other fixed line revenue

        Other fixed line revenues include construction, maintenance, rental and miscellaneous revenues.

        Other fixed line revenues increased by 22.0 percent in 2008 as compared to 2007 mainly resulting from increased revenues related to customer care service at Magyar Telekom Plc. and higher revenues at Combridge. Other fixed line revenues decreased by 19.8 percent in 2009 compared to 2008. The decrease partly resulted from lower other revenues at EPT due to decreased number of contact centre contracts in the financial sector. Lower revenues related to telephone book publishing at Magyar Telekom Plc. and the decline in other fixed line revenues of Combridge also contributed to the decrease.

Mobile Revenues

        The following table sets forth information regarding our mobile revenues:

	Year ended December 31,			Year ended December 31,
	2007	2008	2009	2008/2007	2009/2008
	(in HUF millions)			(% change)
Voice-retail	195,718	196,983	192,704	0.6	(2.2)
Voice-wholesale	46,244	46,241	41,563	0.0	(10.1)
Voice-visitor	6,632	5,995	4,959	(9.6)	(17.3)

Voice	248,594	249,219	239,226	0.3	(4.0)
Non-voice	45,068	50,936	56,188	13.0	10.3
Equipment	23,121	21,169	21,320	(8.4)	0.7
Other mobile revenues	8,984	10,441	9,262	16.2	(11.3)

Total mobile revenues	325,767	331,765	325,996	1.8	(1.7)

        The following table provides information concerning TMH, T-Mobile Macedonia and T-Mobile Crna Gora:

	Year ended December 31,			Year ended December 31,
	2007	2008	2009	2008/2007	2009/2008
				(% change)
T-Mobile Hungary
Total number of subscribers	4,853,492	5,361,792	5,119,584	10.5	(4.5)
MOU subscriber (minutes)	149	152	155	2.0	2.0
ARPU (HUF)
Total subscriber	4,542	4,087	3,764	(10.0)	(7.9)
Postpaid subscriber	8,635	7,720	6,736	(10.6)	(12.7)
Prepaid subscriber	2,205	1,890	1,699	(14.3)	(10.1)
Ratio of non-voice revenues in ARPU (%)	14.9	17.2	19.4	n.a.	n.a.
Average SAC per gross addition in HUF	6,554	7,376	7,851	12.5	6.4
Number of mobile broadband subscriptions	n.a.	264,026	428,545	n.a.	62.3
T-Mobile Macedonia
Total number of subscribers	1,212,539	1,379,191	1,381,094	13.7	0.1
MOU	90	96	104	6.7	8.3
ARPU (HUF)	3,054	2,586	2,678	(15.3)	3.6
T-Mobile Crna Gora
Total number of subscribers	408,941	506,519	531,457	23.9	4.9
MOU	120	105	96	(12.5)	(8.6)
ARPU (HUF)	3,252	2,886	2,459	(11.3)	(14.8)

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

        In 2009, mobile revenues slightly decreased to HUF 325,996 million driven mainly by significantly lower voice revenues in Hungary, mostly offset by higher non-voice revenues at TMH and higher voice revenues at T-Mobile Macedonia strongly affected by favorable currency translation.

  Voice-retail revenue

        Voice-retail revenues consist of revenues from subscriptions, voice-retail traffic and roaming voice revenues.

        Within mobile telecommunications services, voice traffic revenues represent the largest portion of revenues. In 2008, higher voice-retail revenues at T-Mobile Macedonia were mainly driven by the strong increase in subscription fee revenues reflecting the significant increase in the postpaid customer base, partly offset by lower subscription fees. The positive effect of higher average number of mobile customers and higher MOU was partly offset by lower per minute rates. The small increase in voice-retail revenues at T-Mobile Crna Gora was due to the higher customer base, somewhat compensated by lower MOU and lower per minute fees. At TMH, the enlarged customer base and higher MOU could not fully compensate the decline in revenues resulting from lower per minute fees forced by strong competition.

        In 2009, the small decrease in voice-retail revenues reflects further retail tariff erosion due to strong competition despite a higher average customer base at TMH. Roaming tariff decreases within EU also contributed to the decline. These decreases were partly compensated by the increase at T-Mobile Macedonia where besides favorable foreign exchange movements, the increase was also due to higher average customer base and higher MOU, partly offset by decrease in average per minute fees and lower subscription fees.

        Mobile penetration at December 31, 2009 reached 117.7 percent in Hungary and TMH preserved its market leader position with a 43.4 percent market share on the basis of total number of SIM cards as published by NCA. Within total customer base of TMH, the proportion of postpaid customers increased to 45.0 percent at December 31, 2009 from 37.0 percent at the end of 2007. This increase shows that we stimulate the acquisition of contract customers and the migration of prepaid customers to contract ones by all means, including price plans, sales commission schemes and loyalty programs.

  Voice-wholesale revenues

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

        Voice-wholesale traffic revenues declined by 10.1 percent in 2009 over 2008. In Hungary, mobile termination fee was reduced by the NCA from January 1, 2009 and this impact together with incoming MOU decrease caused significant revenue loss. This decrease was only partially compensated by the increase in TMH's average customer base. The NCA decreased the mobile termination rates by a further 16 percent from January 2010. At T-Mobile Macedonia, higher voice-wholesale revenues mainly resulted from the significant weakening of the HUF against the MKD. Besides this, higher MVNO revenues from VIP due to higher incoming traffic also positively affected wholesale revenues. Higher interconnection revenues from mobile operators reflected the enlarged subscriber base of all the three Macedonian operators. The lower interconnection fees applied from August 2008 somewhat offset these increases.

  Voice-visitor revenues

        Voice-visitor revenues declined both in 2008 and 2009, mainly due to the decreased traffic at T-Mobile Crna Gora.

  Non-voice revenues

        Within the mobile telecommunications services, non-voice revenues grew by 13.0 percent in 2008 and by 10.3 percent in 2009. Non-voice revenues consist of Internet, content and data revenues and represented 17.2 percent of our mobile revenues in 2009 as compared to 13.8 percent in 2007. Higher non-voice revenues in 2008 and in 2009 reflect the increase primarily at TMH due to higher access revenues boosted by the expansion of mobile Internet usage. By the end of December 2009, TMH had 428,545 mobile broadband customers. The increase in mobile Internet usage favorably affected non-voice revenues also at our foreign mobile operators.

  Equipment

        Mobile equipment revenues decreased in 2008 compared to 2007 due to lower revenue from handset upgrades and also because the higher number of gross additions to customers could not fully offset the decrease in average handset prices at TMH. Mobile equipment revenues declined also at our foreign mobile operators.

        Mobile equipment revenues showed a slight increase in 2009 over 2008 mainly due to the increase at T-Mobile Macedonia driven by higher number of handsets sold in retention campaigns despite lower equipment sales ratio and lower average price of handsets. Declining equipment revenues at TMH mostly offset this increase due to decreased number of handsets sold affected by both the economic crisis and high mobile penetration in Hungary. Average sales price per handset increased due to high-end offers (iPhone and multimedia plans), but it did not fully compensate the loss on transaction number.

  Other mobile revenues

        The increase in other mobile revenues in 2008 and the decrease in 2009 reflect the different level of TETRA-related revenues at Pro-M.

SI/IT Revenues

        The following table sets forth information regarding our SI/IT revenues:

	Year ended December 31,			Year ended December 31,
	2007	2008	2009	2008/2007	2009/2008
	(in HUF millions)			(% change)
SI and IT revenues	41,561	41,396	43,913	(0.4)	6.1

        SI and IT revenues remained stable and amounted to HUF 41,396 million in 2008 as lower performance of IQSYS was offset by the increase at Magyar Telekom Plc. The increase at Magyar Telekom Plc. resulted from more projects realized compared to 2007 including also new managed service and operating projects.

        SI and IT revenues increased by 6.1 percent in 2009 as a result of higher outsourcing revenues and also driven by increased application revenues, partly offset by lower infrastructure and prime contracting revenues.

Operating Expenses

        Our total operating expenses as a percentage of total revenues decreased from 81.6 percent in 2007 to 77.6 percent in 2009.

        The following table sets forth information regarding our operating expenses:

	Year ended December 31,			Year ended December 31,
	2007	2008	2009	2008/2007	2009/2008
	(in HUF millions)			(% change)
Voice-, data- and Internet-related payments	86,244	79,076	71,583	(8.3)	(9.5)
Material cost of telecommunications equipment sold	41,957	45,061	44,011	7.4	(2.3)
Payments to agents and other subcontractors	49,064	43,421	44,982	(11.5)	3.6

Expenses directly related to revenues	177,265	167,558	160,576	(5.5)	(4.2)
Employee-related expenses	120,176	100,320	101,918	(16.5)	1.6
Depreciation and amortization	115,595	106,120	101,920	(8.2)	(4.0)
Other operating expenses	139,314	141,049	135,305	1.2	(4.1)

Total operating expenses	552,350	515,047	499,719	(6.8)	(3.0)

  Voice-, data- and Internet-related payments

        Voice-, data- and Internet-related payments decreased by 8.3 percent in 2008 compared to 2007. Lower mobile outpayments at Magyar Telekom Plc. were driven by lower mobile termination fees applied from January 2008 and by lower wholesale roaming fees, only partly offset by increased traffic. Lower payments to international operators in Hungary resulted mainly from the change in how wholesale transit traffic is settled. As from January 1, 2008, Deutsche Telekom became our sole international voice partner, and accordingly, we do not have outpayments for international wholesale transit traffic to other foreign carriers. Voice-related payments dropped also at Crnogorski Telekom as Promonte and Telekom Serbia established their own direct link. These decreases were somewhat offset by the increase in mobile outpayments at T-Mobile Crna Gora due to increased interconnection fees and higher traffic volume.

        Voice-, data- and Internet-related payments decreased from HUF 79,076 million in 2008 to HUF 71,583 million in 2009. Lower voice-related payments to domestic mobile operators in Hungary were driven by lower mobile termination fees applied from January 1, 2009. Declining roaming payments were in line with the EU roaming tariff decrease as well as lower usage. At Makedonski Telekom, the payments to domestic mobile operators decreased due to lower interconnection fees and decreased traffic, while lower payments to international operators resulted from lower volume of minutes and lower average SDR settlement rate, partly compensated by higher MKD/SDR exchange rate. Lower traffic together with decreased termination fees resulted in declining international outpayments in case of Crnogorski Telekom.

  Material cost of telecommunications equipment sold

        The material cost of telecommunications equipment sold reached HUF 45,061 million in 2008 increasing by 7.4 percent compared to 2007. The increase is partly due to higher cost at TMH resulting from higher gross addition to customers with higher equipment sales ratio, somewhat offset by lower average cost of handsets. The increase at Pro-M is in line with the significantly higher TETRA-related revenues in 2008. The material cost of telecommunications equipment increased also at Makedonski Telekom due to increased sales volume of personal computers, ADSL modems, TV sets and other equipment.

        The material cost of equipment sold declined by 2.3 percent in 2009 over 2008. The small decrease is mainly due to declining cost at Pro-M in line with lower TETRA-related revenues in 2009. Lower number of handsets sold in the mobile prepaid segment at TMH, cost of sale of network at Combridge in 2008 and lower number of ADSL modems sold on wholesale basis also contributed to the decrease. These decreases were largely counterbalanced by higher material cost of equipment at T-Mobile Macedonia resulting from higher number of handsets sold in retention campaigns.

  Payments to agents and other subcontractors

        Payments to agents and other subcontractors decreased by 11.5 percent in 2008 compared to 2007 mainly as a result of lower SI/IT-related payments at IQSYS parallel with lower SI/IT revenues in 2008.

        Payments to agents and other subcontractors increased by 3.6 percent in 2009 compared to 2008. The increase mainly refers to higher SI/IT-related payments at IQSYS in line with higher outsourcing revenues as well as increased application revenues. Higher content- and TV-related payments due to broadcast and royalty fee paid by Magyar Telekom Plc. in connection with satellite TV and IPTV services also contributed to the increase in 2009.

  Employee-related expenses

        Employee-related expenses decreased to HUF 100,320 million in 2008 from HUF 120,176 million in 2007. The decrease in employee-related expenses was mainly attributable to lower severance-related provisions and payments in relation to the headcount reduction at Magyar Telekom Plc. in 2008. Employee-related expenses included headcount reduction related expenses of HUF 8.5 billion in 2008. Lower group headcount number, which further declined to 10,439 by December 31, 2008, also contributed to the decrease. These decreases were partly offset by higher severance-related provisions and payments at Makedonski Telekom, Crnogorski Telekom and KFKI in 2008.

        Employee-related expenses in 2009 amounted to HUF 101,918 million increasing by 1.6 percent compared to 2008. The slight increase in employee-related expenses was predominantly attributable to higher severance expenses at Magyar Telekom Plc. in 2009. Higher average employee number (due to the insourcing of temporary workforce) and a 5.6 percent average wage increase from April 1, 2009 also contributed to the increase. These increases were partially offset by decreased severance expenses at Makedonski Telekom and at Crnogorski Telekom, where significant amount of expenses were recorded in 2008. The group headcount number increased from 10,439 on December 31, 2008 to 10,828 on December 31, 2009.

  Depreciation and amortization

        Depreciation and amortization decreased by 8.2 percent to HUF 106,120 million in 2008 and by 4.0 percent to HUF 101,920 million in 2009 mainly as a result of the decrease at Magyar Telekom Plc. due to change in the useful life of certain group of assets both in 2008 and 2009. The reviews of the useful lives of intangible assets during the period affected the lives of a large number of assets including primarily the IT, billing and other operation support systems and software.

  Other operating expenses

        Other operating expenses include materials, maintenance, marketing, service fees, fees and levies, rental fees, outsourcing expenses, provisions, energy and consultancy.

        Other operating expenses in 2007 also included a HUF 1.5 billion bad debt expense reflecting the likely loss to be incurred as a result of the early termination of a long-term IT outsourcing contract by a large BBU customer which was entered into with a subsidiary which the Company acquired control of in 2007.

        Other operating expenses increased by 1.2 percent in 2008 compared to 2007. The slight increase was mainly driven by higher price of energy and higher rental fees at Magyar Telekom Plc. deriving from higher rented area of major offices. Higher fees and levies show the provision made for litigation at Makedonski Telekom in 2008. See "Item 15—Financial Information—Other Financial Information—Legal

proceedings" for description of litigation cases at Makedonski Telekom. The increase in marketing expenses at T-Mobile Macedonia related to intensive advertising activities responding to strong competition after the entrance of VIP in the Macedonian mobile market in September 2007. The provision made for the legal cases in relation to leaving employees in 2007 at Crnogorski Telekom and lower consultancy fees primarily at Magyar Telekom Plc. mostly offset these increases.

        Other operating expenses decreased by 4.1 percent in 2009 as compared to 2008. Lower other operating expenses reflect mainly the significant decrease in marketing expenses at Magyar Telekom Plc. driven by less intensive advertising activity in 2009 due to cost-cutting measures and the expenses related to T-Home brand campaign in 2008. In addition, Crnogorski Telekom reversed approximately HUF 1 billion provision made in 2007 for litigation in connection with the voluntary leave program in the third quarter of 2009. Higher consultancy fees accounted in relation to the ongoing investigation at Magyar Telekom Plc. partially offset these decreases in 2009.

        Magyar Telekom incurred HUF 5.7 billion in expenses relating to the internal investigation of certain contracts in 2007, HUF 5.4 billion in 2008 and HUF 6.4 billion in 2009, which are included in other operating expenses of Group Headquarters. See "Item 3—Risk Factors" and "Item 15—Controls and Procedures" for description of the investigation.

Other Operating Income

        The following table sets forth information concerning other operating income:

	Year ended December 31,			Year ended December 31,
	2007	2008	2009	2008/2007	2009/2008
	(in HUF millions)			(% change)
Compensation for renaming	229	676	—	195.2	n.a.
Gain on sale of PP&E, Intangible assets and assets held for sale	3,203	2,126	326	(33.6)	(84.7)
Gain on sale of subsidiaries and associates	—	1,233	1,371	n.a.	11.2
Other operating income	569	214	1,166	(62.4)	444.9

Total other operating income	4,001	4,249	2,863	6.2	(32.6)

        Other operating income increased by 6.2 percent in 2008 as compared to 2007 resulting mainly from higher other operating income at Makedonski Telekom due to the sale of its fully owned subsidiary, Montmak, somewhat offset by the gain on sale of office building at T-Mobile Crna Gora in 2007. The 32.6 percent decrease in 2009 over 2008 relates mainly to much lower gain on sale of buildings at Magyar Telekom Plc. in 2009 as well as higher other operating income in 2008 due to compensation received from DT in 2008 for rebranding at Makedonski Telekom.

Operating Profit

        Our total operating profit increased significantly from HUF 128,312 million in 2007 to HUF 162,258 million in 2008 since revenues remained stable and operating expenses decreased. In 2009, operating profit decreased to HUF 147,133 million since the decrease in total revenues exceeded the decline in operating expenses.

Finance Expenses

        The following table sets forth information concerning finance expenses:

	Year ended December 31,			Year ended December 31,
	2007	2008	2009	2008/2007	2009/2008
	(in HUF millions)			(% change)
Interest expense	31,147	32,798	33,479	5.3	2.1
Other finance expenses (Fee expense)	4,039	4,659	4,780	15.4	2.6
less: interest capitalized	—	(258)	(726)	n.a.	181.4

Total finance expenses	35,186	37,199	37,533	5.7	0.9

        Finance expenses increased by 5.7 percent in 2008 and by 0.9 percent in 2009 mainly due to higher interest paid at Magyar Telekom Plc. resulting from increased borrowings during these periods to finance the Group's operations as a result of lower cash from operations.

Finance Income

        The following table sets forth information concerning finance income:

	Year ended December 31,			Year ended December 31,
	2007	2008	2009	2008/2007	2009/2008
	(in HUF millions)			(% change)
Gains/(losses) on the subsequent measurement of financial instruments at fair value through profit and loss (derivatives) contracted with related parties	—	—	(2,387)	n.a.	n.a.
Gains/(losses) on the subsequent measurement of financial instruments at fair value through profit and loss (derivatives) contracted with third parties	(139)	789	(568)	n.m.	n.m.
Gains/(losses) on the derecognition of financial instruments at fair value through profit and loss contracted with related parties	—	—	(141)	n.a.	n.a.
Gains/(losses) on the derecognition of financial instruments at fair value through profit and loss contracted with third parties	828	(477)	(441)	n.m.	(7.5)
Net foreign exchange losses	(1,481)	(648)	(269)	56.2	58.5
Finance lease interest income	1,675	1,340	1,390	(20.0)	3.7
Interest and other finance income	4,334	5,887	7,136	35.8	21.2

Total finance income	5,217	6,891	4,720	32.1	(31.5)

        Finance income increased by 32.1 percent in 2008 as compared to 2007 primarily due to higher interest income at our Macedonian subsidiaries on bank deposits. In 2009, the decrease in finance income mainly reflects significant losses related to interest rate derivative transactions the Group entered into to hedge interest rate risk.

        The losses reflected differences between HUF and EUR interest rates during the period due to the weakening of HUF against EUR. This decline was partly compensated by higher interest income on bank deposits at Magyar Telekom Plc.

        See Notes 3, 16 and 17 to the consolidated financial statements for certain quantitative and qualitative information about financial instruments.

Income Tax—Total

        The following table sets forth information concerning our income tax expense:

	Year ended December 31,			Year ended December 31,
	2007	2008	2009	2008/2007	2009/2008
	(in HUF millions)			(% change)
Income tax expense	26,221	27,698	20,958	5.6	(24.3)

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

        Income tax expense decreased in 2009 over 2008 mainly as a result of lower profit before tax. In addition, further decrease is due to the significant decrease in tax expenses of our Macedonian subsidiaries for 2009 as a result of the change in tax law (corporate tax must be recorded only at time of dividend payment). These decreases were partly offset by change in the Hungarian tax regime from 2010, which necessitated the recalculation of our deferred tax balances.

OPERATIONS REVIEW—BY SEGMENT

        Magyar Telekom established its current management structure in Hungary based on customer segmentation which requires different technology and marketing strategies, and support functions. The Group's operating segments in Hungary are: Consumer Services Business Unit, Business Services Business Unit, Media Business Unit, Group Headquarters and Technology Business Unit. In addition, the Group also has operations in Macedonia and Montenegro, which represent two additional reporting segments. Of these segments, MBU has not qualified as a reportable segment, therefore, it is included in "All other" in the reconciliations of the reportable segments' totals.

        For the discussion of our segments, see "Item 4. Information on the Company—Description of business and its segments."

        The revenues and expenses of the segments include both primary and secondary results. The primary revenues are derived from external parties, while the secondary ones are allocated from the other segments. Similarly, the primary expenses are paid to external parties, while the secondary ones are charged by the other segments. All secondary revenues and expenses are eliminated in the group's financial statements.

        The segments' results are monitored to EBITDA. Depreciation, operating profit, financial results, the share of associates' and joint ventures' profits and tax expenses as well as the non-controlling interests are not allocated to the segments, as these items are managed at Group level. EBITDA is used by Magyar Telekom to measure the profitability of its business segments both for internal management reporting purposes and in external reporting to analysts and investors.

        EBITDA for each segment, in principle, could be reconciled to the segment's operating profit, the most directly comparable financial measure according to IFRS, by adding depreciation. However, depreciation is not allocated to the segments; therefore the reconciliation cannot be prepared and presented on a segment basis. As all fixed and mobile network elements of Magyar Telekom Plc. belong to our Technology Business Unit, the vast majority of depreciation would be allocated to that segment. Accordingly, we provide a reconciliation of the total segment EBITDA to consolidated operating profit of the Group.

        The following table sets forth revenues and EBITDA by segment, as monitored by the Company:

	Year ended December 31,
	2007	2008	2009
	(in HUF millions)
Revenues
Total CBU revenues	346,495	341,563	322,336
Less: CBU revenues from other segments	(42,219)	(38,655)	(33,849)

CBU revenues from external customers	304,276	302,908	288,487
Total BBU revenues	172,346	179,174	170,989
Less: BBU revenues from other segments	(14,308)	(16,833)	(18,835)

BBU revenues from external customers	158,038	162,341	152,154
Total Headquarters revenues	164,428	153,544	135,456
Less: Headquarters revenues from other segments	(75,403)	(69,384)	(59,889)

Headquarters revenues from external customers	89,025	84,160	75,567
Total Technology revenues	9,166	11,370	10,556
Less: Technology revenues from other segments	(7,771)	(7,877)	(7,599)

Technology revenues from external customers	1,395	3,493	2,957
Total Macedonia revenues	74,332	76,097	82,312
Less: Macedonia revenues from other segments	(111)	(285)	(214)

Macedonia revenues from external customers	74,221	75,812	82,098
Total Montenegro revenues	35,747	33,148	34,442
Less: Montenegro revenues from other segments	(241)	(105)	(51)

Montenegro revenues from external customers	35,506	33,043	34,391
All other (net)	14,200	11,216	8,351

Total consolidated revenue of the segments	676,661	672,973	644,005
Measurement differences to Group revenues	—	83	(16)

Total revenue of the Group	676,661	673,056	643,989

	Year ended December 31,
	2007	2008	2009
	(in HUF millions)
Segment results (EBITDA)
CBU	188,304	193,314	181,920
BBU	82,694	90,816	80,307
Headquarters	(26,507)	(15,899)	(22,209)
Technology	(56,839)	(49,059)	(47,485)
Macedonia	42,018	39,132	42,861
Montenegro	13,732	10,815	13,736
All other	505	(191)	(414)

Total EBITDA of the segments	243,907	268,928	248,716

Measurement differences to Group EBITDA	—	(550)	337

Total EBITDA of the Group	243,907	268,378	249,053
Total depreciation and amortization of the Group	(115,595)	(106,120)	(101,920)

Total operating profit of the Group	128,312	162,258	147,133

Consumer Services Business Unit

        The CBU comprises comprehensive marketing, sales and customer relations activities of both mobile and fixed consumer products and brands (T-Mobile and T-Home).

        The following table sets forth information regarding the CBU segment:

	Year ended December 31,			Year ended December 31,
	2007	2008	2009	2008/2007	2009/2008
	(in HUF millions)			(% change)
Voice revenues	95,610	89,115	77,709	(6.8)	(12.8)
Internet revenues	32,610	32,582	30,042	(0.1)	(7.8)
TV revenues	17,534	18,412	21,990	5.0	19.4
Other fixed line and SI/IT revenues	4,306	3,520	3,301	(18.3)	(6.2)

Total fixed line and SI/IT revenues	150,060	143,629	133,042	(4.3)	(7.4)

Voice revenues	154,819	152,472	142,907	(1.5)	(6.3)
Non-voice revenues	22,276	27,404	28,555	23.0	4.2
Other mobile revenues	19,340	18,058	17,832	(6.6)	(1.3)

Total mobile revenues	196,435	197,934	189,294	0.8	(4.4)

Total revenues	346,495	341,563	322,336	(1.4)	(5.6)
EBITDA	188,304	193,314	181,920	2.7	(5.9)

Revenues

        Revenues in CBU decreased over the period driven by lower fixed line and mobile voice revenues, somewhat compensated by higher TV and mobile non-voice revenues.

        Fixed line voice-retail revenues experienced a decline both in 2008 and 2009 partly due to lower subscription revenues resulting from the decrease in the average number of fixed lines. In addition, outgoing domestic and international traffic revenues also declined due to price discounts, lower usage and loss of lines reflecting the effect of mobile substitution. In 2008, these decreases were partly compensated by the reversal of the HUF 3.1 billion provision booked on F2M termination fees in June 2008. Consequently, this one-off reversal of provision contributed to the decrease in voice-retail revenues in 2009.

        While Internet revenues remained stable in 2008 compared to 2007, the 7.8 percent decline in 2009 was mainly driven by lower broadband revenues as the increase in subscriber base could only partly counterbalance the effect of lower prices forced by fierce competition mainly from cable and mobile operators.

        The decreases in fixed line voice revenues were slightly compensated by higher TV revenues which resulted in higher cable TV revenues in line with a larger customer base and higher tariffs in 2008. The successful introduction of satellite TV service in November 2008 led to higher TV revenues in 2009. In addition, higher IPTV revenues driven by the increase in the number of subscribers also contributed to the increase. The satellite TV customer base increased to 156,142 subscribers by the end of December 2009 and the number of IPTV customers increased to 67,430 by December 31, 2009. These increases were partly offset by lower cable TV revenues influenced by lower ARPU and decreased customer numbers in 2009.

        Other fixed line and SI/IT revenues dropped predominantly due to lower equipment revenues in 2008 driven by lower sales volume of telecommunications equipment.

        Other fixed line and SI/IT revenues remained stable in 2009 compared to 2008 levels.

        Mobile voice revenues decreased both in 2008 and 2009 mainly due to lower voice-wholesale revenues driven by the decrease in termination fees from January 1, 2008 and also from January 1, 2009. In 2008, this decrease was mostly offset by higher voice-retail revenues as a result of increased average customer base. In 2009, the small increase in average customer base could not compensate the decrease in outgoing tariff levels resulting in lower voice-retail revenues. Lower roaming revenues reflect decreased traffic and also the impact of roaming fee regulation in the European Union. Other mobile revenues decreased as a result of lower revenue from handset upgrades and lower average handset prices, partly offset by higher sales volumes in 2008. These decreases were slightly compensated by the increase in non-voice revenues over the period driven by higher access revenues in line with wider usage of mobile Internet.

EBITDA

        In 2008, EBITDA of the CBU segment increased mainly driven by lower employee-related expenses and voice-related payments, partly offset by higher other net operating expenses and lower total revenues.

        EBITDA of the CBU decreased by 5.6 percent in 2009 compared to 2008 due to lower total revenues, partly offset by declining voice-related payments and lower other net operating expenses.

Business Services Business Unit

        The BBU provides mobile and fixed line telecommunications, infocommunications and system integration services (including marketing, sales and customer relations activities) under the T-Systems and T-Mobile brands to key business partners (large corporate customers and public sector) as well as small and medium enterprises.

        The following table sets forth information regarding the BBU segment:

	Year ended December 31,			Year ended December 31,
	2007	2008	2009	2008/2007	2009/2008
	(in HUF millions)			(% change)
Voice revenues	30,195	32,277	23,492	6.9	(27.2)
Other fixed line revenues	26,525	26,725	25,850	0.8	(3.3)

Total fixed line revenues	56,720	59,002	49,342	4.0	(16.4)

Voice revenues	49,728	48,035	44,055	(3.4)	(8.3)
Non-voice revenues	10,412	12,463	13,608	19.7	9.2
Other mobile revenues	11,040	11,885	10,662	7.7	(10.3)

Total mobile revenues	71,180	72,383	68,325	1.7	(5.6)

SI/IT revenues	44,446	47,789	53,322	7.5	11.6
Total revenues	172,346	179,174	170,989	4.0	(4.6)
EBITDA	82,694	90,816	80,307	9.8	(11.6)

Revenues

        Total revenues of BBU increased by 4.0 percent in 2008 compared to 2007 primarily driven by higher fixed line voice, mobile non-voice and SI/IT revenues, slightly offset by lower mobile voice revenues. In 2009, total revenues showed a decrease since higher SI/IT and mobile non-voice revenues could not fully compensate declining fixed line and mobile voice revenues.

        In 2009, fixed line voice-retail revenues decreased due to the reversal of the HUF 5.4 billion F2M provision in June 2008. As a consequence, this one-off item negatively affected F2M outgoing traffic revenues in 2009. Declining outgoing domestic and international traffic revenues reflect the erosion both in the customer base and traffic over the period. Lower subscription fee revenues were in line with decreased average number of fixed lines.

        Mobile voice revenues decreased by 3.4 percent in 2008 and 8.3 percent in 2009, on the one hand, due to lower voice-retail revenues as a result of lower average per minute fee, partly compensated by higher average customer base. On the other hand, lower voice-wholesale revenues reflect mainly the regulation impact on wholesale interconnection fees effective from January 1, 2008 and 2009. These decreases were partly offset by higher non-voice revenues driven by the expansion of mobile Internet. The change in other mobile revenues over the period shows the different level of TETRA-related revenues at Pro-M.

        The increase in SI/IT revenues resulted primarily from higher outsourcing revenues both in 2008 and 2009.

EBITDA

        In 2008, EBITDA for the BBU segment increased by 9.8 percent mainly due to higher total revenues and declining voice-related payments.

        While total revenues of BBU decreased only by 4.6 percent in 2009, higher SI/IT-related payments and higher employee-related expenses led to further decrease in EBITDA which was only partly mitigated by declining voice-related payments and lower material cost of equipment sold.

Group Headquarters

        The Group Headquarters is responsible for:

  (i)
  headquarters functions (management and support);

  (ii)
  wholesale services;

  (iii)
  shared services (back-office and non-core shared services within the company);

  (iv)
  our PoPs in South-Eastern Europe; and

  (v)
  new business developments.

        The following table sets forth information regarding the Headquarters segment:

	Year ended December 31,			Year ended December 31,
	2007	2008	2009	2008/2007	2009/2008
	(in HUF millions)			(% change)
Voice-wholesale revenues	26,854	21,445	18,760	(20.1)	(12.5)
Other fixed line and SI/IT revenues	36,704	39,675	35,695	8.1	(10.0)

Total fixed line and SI/IT revenues	63,558	61,120	54,455	(3.8)	(10.9)

Voice-wholesale revenues	84,955	78,098	65,668	(8.1)	(15.9)
Other mobile revenues	15,915	14,326	15,333	(10.0)	7.0

Total mobile revenues	100,870	92,424	81,001	(8.4)	(12.4)

Total revenues	164,428	153,544	135,456	(6.6)	(11.8)
EBITDA	(26,507)	(15,899)	(22,209)	40.0	(39.7)

        Wholesale revenues (both fixed line and mobile) at Headquarters include the wholesale revenues received from other fixed line, mobile and international telecommunications service providers (primary revenues) as well as the secondary revenues charged to CBU and BBU for their interconnection expenses. Similarly, voice-, data- and Internet-related payments of the Headquarters include primary expenses (paid to external parties), as well as secondary expenses transferred to CBU and BBU related to their wholesale revenues.

Revenues

        Total revenues of Headquarters decreased both in 2008 and 2009 primarily due to lower fixed line and mobile voice-wholesale revenues as a result of lower mobile termination fees from January 1, 2008 and 2009 as well as lower interconnection fees from April 26, 2008. In 2008, the decline in fixed line incoming international traffic revenues was driven by the change in the settlement of wholesale transit traffic.

        Other fixed line revenues include mainly wholesale Internet, data and other revenues. In 2008, other fixed line revenues increased mainly at Combridge while lower other mobile revenues reflect the decrease in mobile Internet and data revenues. In 2009, wholesale Internet revenues declined due to price decreases of xDSL lines and lower average wholesale DSL customers. Other fixed line revenues declined also at Combridge in 2009. The increase in other mobile revenues in 2009 as compared to 2008 relates mainly to higher content revenues.

EBITDA

        EBITDA of the Headquarters significantly improved in 2008 over 2007 mainly driven by lower voice-related payments and decreased employee-related expenses, somewhat offset by lower total revenues.

In 2009, the considerable decline in EBITDA was mainly due to lower total revenues, higher material and maintenance expenses as well as higher investigation-related consultancy fees, partly mitigated by lower voice-related payments.

Technology Business Unit

        The Technology Business Unit performs the mobile and fixed network management and development activities as well as IT management.

        The following table sets forth information regarding the Technology segment:

	Year ended December 31,			Year ended December 31,
	2007	2008	2009	2008/2007	2009/2008
	(in HUF millions)			(% change)
Total revenues	9,166	11,370	10,556	24.0	(7.2)
EBITDA	(56,839)	(49,059)	(47,485)	13.7	3.2

        The Technology Business Unit derives its revenues mainly from

  (i)
  network operations services provided to DT;

  (ii)
  provision of internal services to other segments of the company (operation of IT and billing services, support of SAP and other applications);

  (iii)
  provision of IT support, network maintenance and consulting services to subsidiaries; and

  (iv)
  network construction and maintenance services to external parties.

        Technology is responsible for the operations and development of both the mobile and fixed network, the costs of which are not transferred to other business units leading to a significant operating loss for this segment.

        Significant operating expense for the Technology segment include employee-related expenses, maintenance costs of telecommunications equipments, IT support expenses (including license costs) and concession fees.

        Operating expenses of the Technology significantly exceeded its revenues and this led to negative EBITDA in every period. In 2008, improved EBITDA mainly resulted from lower employee-related expenses and higher total revenues. In 2009, lower material and maintenance expenses as well as lower other service fees favorably affected EBITDA level which was partly offset by higher employee-related expenses.

Macedonia

        The following table sets forth information regarding the Macedonian operations:

	Year ended December 31,			Year ended December 31,
	2007	2008	2009	2008/2007	2009/2008
	(in HUF millions)			(% change)
Total fixed line and SI/IT revenues	38,270	36,604	36,802	(4.4)	0.5
Total mobile revenues	36,062	39,493	45,510	9.5	15.2

Total revenues	74,332	76,097	82,312	2.4	8.2

EBITDA	42,018	39,132	42,861	(6.9)	9.5

        While the currency translation effect from the MKD to the HUF was insignificant on the results of our Macedonian operations in 2008, the result of our Macedonian operations in HUF terms was strongly affected by the weakening of HUF against MKD by an average of 11.7 percent in 2009.

Revenues

        Fixed line voice revenues decreased over the period mainly as a result of lower voice-retail revenues. The decline in outgoing traffic revenues reflected the loss of fixed lines and lower traffic affected by mobile substitution. In 2008, lower voice-wholesale revenues were mainly due to lower volumes of incoming traffic. These decreases were partly mitigated by higher Internet revenues boosted by a higher number of DSL connections, which were 128,368 at December 31, 2009 as compared to 48,214 at the end of December 2007. The increase in data revenues was due to higher number of domestic leased line contracts and new digital leased lines. In 2009, the considerable increase in TV revenues was due to a larger IPTV subscriber base.

        Total revenues of T-Mobile Macedonia increased over the period mainly due to higher voice revenues. Higher voice-retail revenues were driven by an increased average customer base and increased MOU, partly offset by lower per minute fees. Voice-wholesale revenues increased partly as a result of higher international traffic in line with higher subscriber base of the Macedonian mobile operators. On the other hand, higher MVNO revenues from VIP also positively affected wholesale voice revenues. Higher non-voice revenues primarily reflect the growing number of mobile Internet subscriptions.

EBITDA

        In 2008, EBITDA of the Macedonian operations decreased as the 2.4 percent increase in total revenues could not offset the increase in employee-related expenses, other net operating expenses and cost of equipment. In 2009, the 9.5 percent increase derived mainly from higher total revenues and the decrease in employee-related expenses, partly offset by higher material cost of equipment sold and higher other net operating expenses.

Montenegro

        The following table sets forth information regarding the Montenegrin operations:

	Year ended December 31,			Year ended December 31,
	2007	2008	2009	2008/2007	2009/2008
	(in HUF millions)			(% change)
Total fixed line and SI/IT revenues	20,085	16,907	18,214	(15.8)	7.7
Total mobile revenues	15,662	16,241	16,228	3.7	(0.1)

Total revenues	35,747	33,148	34,442	(7.3)	3.9

EBITDA	13,732	10,815	13,736	(21.2)	27.0

        Total results of the Montenegrin operations were positively affected by a weaker HUF against the EUR in 2009. There was no significant foreign exchange translation effect in 2008.

Revenues

        In 2008, total fixed line and SI/IT revenues decreased mainly due to lower voice-wholesale revenues related to the ceasing of transit traffic from Promonte and lower voice-retail revenues due to significantly lower outgoing traffic. The increase in fixed line subscription tariffs partially offset these decreases in 2008. Excluding the favorable currency translation effect, the loss of fixed line customers as a consequence of mobile substitution resulted in lower voice-retail revenues in 2009. Higher TV revenues (enlarged IPTV subscriber base), higher Internet revenues (increased number of DSL connections) as well as an increase in data revenues (higher number of leased line customers) had favorable effects on total fixed line and SI/IT revenues both in 2008 and 2009.

        The increase in the total revenues of T-Mobile Crna Gora in 2008 over 2007 was primarily attributable to higher voice-wholesale revenues driven by the change in interconnection fees with Promonte in the second quarter of 2007. Higher voice-retail revenues were due to higher average customer base, somewhat offset by retail tariff erosion due to strong competition and decreased MOU. These increases were mitigated by declined visitor revenues driven by lower visitor traffic and a decrease also in equipment revenues due to the lower sales of handsets and lower prices.

        In 2009, T-Mobile Crna Gora's revenues in EUR decreased, however, the previously mentioned weakening of HUF against EUR had a positive effect on the revenues when translated into HUF. Visitor revenues dropped as a consequence of significant decrease in visitor minutes. Lower voice-retail revenues were due to decreases in average per minute fees and in MOU, partially offset by higher average customer base. These decreases were mitigated by higher non-voice revenues boosted by higher mobile Internet usage.

EBITDA

        EBITDA of our Montenegrin operations dropped by 21.2 percent in 2008 as compared to 2007 deriving from lower total revenues and higher employee-related expenses. In 2009, EBITDA improved by 27.0 percent mainly due to higher total revenues, lower net other operating expenses and lower employee-related expenses.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow analysis

        The following table sets forth information concerning our cashflows:

	Year ended December 31,
	2007	2008	2009
	(in HUF millions)
Net cashflows:
From operating activities	231,340	210,289	193,795
Used in investing activities	(134,881)	(113,449)	(130,299)
Used in financing activities	(109,221)	(79,230)	(96,560)
Exchange gains on cash and cash equivalents	221	1,404	654
Change in cash and cash equivalents	(12,541)	19,014	(32,410)
Cash and cash equivalents, beginning of year	60,207	47,666	66,680
Cash and cash equivalents, end of year	47,666	66,680	34,270

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

        Net cashflows from operating activities in 2009 decreased by HUF 16,494 million in 2009 as compared to 2008 mainly due to lower EBITDA.

        Net Cashflows from Investing Activities.    Net cashflows from investing activities are primarily driven by capital expenditures and acquisitions of businesses.

        In 2008, the HUF 21,432 million decrease in cash outflow was mainly due to the change in other financial assets.

        Net cash used in investing activities amounted to HUF 130,299 million in 2009, while it was HUF 113,449 million in 2008. This considerable increase in cash outflow was mainly due to the change in other financial assets (short term deposits). Purchase of property, plant and equipment and intangible assets totaled HUF 103,097 million in 2007, HUF 116,039 million in 2008 and HUF 110,228 million in 2009.

        Net Cashflows from Financing Activities.    Net cashflows from financing activities primarily relate to our borrowing activities and dividend payments.

        In 2008, the dividends paid to shareholders decreased by HUF 67,215 million as Magyar Telekom Plc. paid dividends after the 2005 results in January 2007. Consequently, the significant decrease in the amount of loans received refers to the different financing need of dividend payments. While during 2008, we took a net HUF 16,113 million loan, in 2009, we repaid a net HUF 2,920 million loan resulting in lower net cashflows from financing activities in 2009.

        We carry indebtedness at a level we consider appropriate based on a number of factors, including cash flow expectations (i.e., cash requirements for ongoing operations, investment plans), expectations of investors, analysts, rating agencies considerations and the overall cost of capital. We announced a definite dividend policy in 2003, according to which the net debt ratio is to be kept between 30 to 40 percent. Under the dividend policy, based on the results of 2008, we paid dividends in the amount of HUF 74 per share in May 2009 and based on the results of 2009, the Board of Directors has proposed to the AGM for approval a HUF 74 per share dividend to be paid in May 2010. Our net debt ratio was 30.8 percent at December 31, 2009. Future dividend payments will be determined by the dividend policy and will depend on our profitability, cashflow generation and potential acquisition opportunities.

        For a discussion of our financial instruments, loans and other borrowings, see Notes 3, 16 and 17 to our consolidated financial statements.

        In our Hungarian fixed line and mobile operations, our operating revenues and expenses are denominated almost entirely in Hungarian forints. Amounts payable to and receivable from other international carriers are netted against one another and settled primarily in U.S. dollars and euros. Capital expenditures are denominated partly in foreign currencies, principally U.S. dollars and euros.

        The NBH increased its base rate by three percentage point to 11.5 percent in October 2008 to avoid the speculative easing of the Hungarian currency among international turbulences. After the improvement of the international financial market conditions, the NBH decreased its base rate to 5.75 percent in several steps between November 2008 and February 2010. At December 31, 2009, 76 percent of our loan portfolio was denominated in HUF while the remaining 24 percent (denominated in EUR) was almost fully swapped to HUF, thus the foreign exchange risk of the loan portfolio is naturally hedged by the HUF-denominated revenues.

        At December 31, 2009, 56 percent of the loan portfolio bore fixed interest rates (including loans swapped to fixed interest and excluding loans swapped to floating interest)—these are mainly the medium and long-term loans included in the portfolio—while 44 percent of the loan portfolio was subject to variable interest rates (including loans swapped to floating interest and excluding loans swapped from fixed to floating interest). Short-term loans are partially taken to manage our short term cash obligations and their variable rates are based on Budapest Interbank Offered Rate ("BUBOR"). Taking into consideration HUF interest rate volatility, we follow the approach of balancing the fixed and variable interest rate elements in our loan portfolio.

        We do not have any legal or economic restrictions on the ability of our subsidiaries to transfer funds to the Company in forms of cash dividends, loans or advances.

        Our liquidity needs are primarily covered by our free cash flows. Liquidity requirements are financed from current account overdrafts, short term bank deposits and bilateral shelf facilities. The total available current account overdrafts at the end of 2009 amounted to HUF 12,034 million. The total committed shelf facilities from the Hungarian market including current account overdrafts amount to HUF 92,363 million, out of which HUF 36,937 million was available at the end of 2009. We also have an EUR 50 million shelf facility with Deutsche Telekom, which functions as a reserve for potential liquidity requirements and has not been drawn since it was established on April 16, 2004.

	Amount of the facility	Drawn at the end of 2009	Available at the end of 2009
	(in HUF millions)
Current account overdrafts	14,300	2,266	12,034
Bilateral loans	78,063	53,160	24,903
DT shelf facility	13,542	—	13,542

Total credit lines	105,905	55,426	50,479

        The current amount and structure of the shelf facilities described above is sufficient, and for the purposes of liquidity management, we believe that there is no need to establish new facilities. We believe that, taking into account the substantial amount of undrawn borrowing facilities available, the Group has sufficient working capital for its foreseeable requirements.

	Maturity structure
	2010	2011	2012
	(in HUF millions)
Current account overdrafts	14,300	—	—
Bilateral loans	55,058	17,005	6,000
DT shelf facility	13,542	—	—

Total credit lines	82,900	17,005	6,000

        Our parent company, Deutsche Telekom provides us with funding to meet our major financing needs (such as refinancing or financing acquisitions) through the international capital markets and extends the proceeds through loans on arm's length terms to Magyar Telekom. Should this financing source cease to become available in the future, we plan to raise funds from the Hungarian syndicated loan market and from the Hungarian capital markets. Our financial position is quite strong in the Hungarian markets therefore we expect to be able to obtain financing at favorable terms from these markets. In addition, we have access to the international bank and capital markets.

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

Tabular disclosure of contractual obligations

        Our contractual obligations, including commitments for future payments under non-cancelable lease arrangements and short- and long-term debt arrangements, are summarized below and are disclosed in more detail in Notes 16, 17 and 32 to our consolidated financial statements. Accrued interests related to loans are included in Financial liabilities to related parties and Other financial liabilities. Amounts disclosed as purchase obligations represent long-term commitments under outsourcing contracts, commitments to purchase interconnection services, rented workforce, commitments for IT and telecommunications systems support and other purchase commitments. Payment obligations for certain purchase contracts depend on a number of factors, such as the quantitative and qualitative conditions of service, exchange rates and annual inflation rates, therefore the amounts included in the table below are estimates.

        This table excludes other obligations we may have, such as payroll and related human resource services (including bonuses and payments under our mid-term incentive plan). Payments under these contracts are based on the level of service required and are excluded from this table due to the uncertainty of the amounts to be paid, if any, as well as the timing of such amounts.

	Payments Due by Period
	Total	Less than 1 year	1–3 years	4–5 years	More than 5 years
	(in HUF millions)
Financial liabilities to related parties	337,571	70,573	118,204	55,357	93,437
Other financial liabilities	62,553	36,332	24,354	746	1,121
Trade payables	85,874	85,874
Current income tax payable	624	624
Other current liabilities	32,228	32,228
Other non current liabilities	1,100		869	101	130

Total financial liabilities	519,950	225,631	143,427	56,204	94,688
Interest on loans and borrowings	75,415	23,374	30,389	15,686	5,966
Finance leases	5,686	1,360	1,798	1,049	1,479
Operating leases	44,569	7,541	12,187	8,710	16,131
Contractual commitments for capital expenditures	6,195	4,961	1,234
Purchase obligations	73,959	25,839	29,083	15,790	3,247

Total financial obligations	205,824	63,075	74,691	41,235	26,823
Total contractual obligations	725,774	288,706	218,118	97,439	121,511

Regulatory fee payment obligations

        We are obliged to pay various regulatory fees. The exact amount of these fees for future periods cannot be determined; therefore we describe the basis of their calculation and disclose the amounts paid in 2009 for such fees as an indication of their magnitude.

1.     Supervisory fees

        Magyar Telekom Plc. pays a quarterly market surveillance fee on the basis of Decree 15/2004. (IV.24.) IHM on the "Rates of the Supervisory Fee and the Disclosure of Data and Responsibilities of the Authority in Connection with the Supervisory Fee". The rate of the market surveillance fee is annually set by the Ministry. The rate of the market surveillance fee was 0.212 percent in 2009 (the maximum rate is 0.35 percent) of net sales revenues derived from electronic telecommunications services in the previous year. Magyar Telekom Plc. paid HUF 900 million as supervisory fee in 2009.

2.     Number usage fees

        Magyar Telekom Plc. pays a number usage fee for call numbers used by the Company, according to Decree 11/2005 (IX. 28.) IHM on "Fees of Engaging the Identification Numbers Necessary for the

Provision of Public Telephone Services". We paid HUF 1,166 million in 2009 for the right to use call numbers.

3.     Frequency fees

        Magyar Telekom Plc. pays frequency usage fees on the basis of Decree 6/1997 (IV.22.) KHVM on "Frequency Reservation and Usage Fee" and Government Decree 120/1998 (VI.17.) on "Rules of Payment of Frequency Reservation and Usage Fee".

        TMH has frequency usage fee payment obligations for channels assigned by the NCA in the 900 MHz and in the 1800 MHz band. The fee consists of a fixed amount and a variable part depending on the number of channels used. The Ministry determines the amount of fees payable each quarter and issues invoices. In 2009, TMH paid HUF 3,879 million frequency usage fee for the right to use radio channels in the 2x8 MHz wide Primary 900 MHz band and HUF 279 million for the right to use the radio channels in the 2x15 MHz wide DCS 1800 MHz band.

        TMH also pays frequency fees for the International Mobile Telecommunications ("IMT") 2000/UMTS band. The fee consists of a monthly fixed element and a variable part based on the number of UMTS channels. The Ministry determines the amount of fee payable each months and issues invoices. In 2009, TMH paid HUF 1,389 million frequency fee for the right to use radio channels in the 2x15 MHz wide IMT-2000/UMTS frequency band.

        In addition, TMH paid HUF 1,130 million in 2009 for the right to use microwave frequencies.

        In addition to the above, Magyar Telekom assumes the legal expenses of its current and former employees involved in the internal investigation (see "Item 3—Risk Factors" and "Item 15—Controls and Procedures"); in connection with this we incurred HUF 930 million expenses in 2009. We are not able to estimate the expenses we will incur in 2010 and future years for legal counsel advising these individuals.

Capital expenditures

        Our capital expenditures on property, plant and equipment and intangible assets totaled HUF 103,097 million in 2007, HUF 116,039 million in 2008 and HUF 110,228 million in 2009, including in each year changes in the balance of capital expenditure trade creditors and the recognition of investment tax credit. Capital expenditures include expenditures for (1) the fixed line network, including network operations systems, (2) mobile telecommunications and (3) new products, corporate infrastructure and other assets.

        For information about total capital expenditure on property, plant and equipment and intangible assets by reportable segment, see Note 31.1.1 to the consolidated financial statements.

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

RESEARCH AND DEVELOPMENT

        For better operation of innovation processes, Magyar Telekom set up a new business unit in 2008 called Alternative Businesses and Corporate Development ("ABCD"). One of the main tasks of this business unit was to manage all R&D-related activities within the whole company. The research and development process is managed by the R&D Committee ("the Committee"), which has the possibility and the exclusive right to coordinate every innovation research project originated from the business units. Each business unit is represented on the Committee by relevant decision-makers. Furthermore, the Committee ensures that all R&D activities are performed in accordance with the strategic goals of Magyar

Telekom and avoid overlapping of scopes. After our operational reorganization from September 1, 2009, the leadership of the Committee has been transferred to the Strategic and Corporate Development ("SCD") unit.

        The Committee convenes regularly in order to discuss and decide on the approval of individual R&D proposals, initiated and executed within a project framework by the respective business units. During 2009, the Committee reviewed 98 proposals, out of which 65 have been approved, accounting for a total investment of HUF 721 million (including HUF 664 million operating expenses and HUF 57 million employee-related expenses).

        Magyar Telekom has worked on several R&D projects in collaboration with the Mobile Innovation Centre ("MIK") which started to operate from 2005 as a result of the call for proposal "The Establishment of R&D and Innovation Centre for Mobile Communication" supported by the National Office for Research and Technology. MIK was established to solve scientific and technologic questions revealed in future mobile and fixed line networks. This partnership finished its fourth year with great success and has applied for further subsidies.

        We are also a founder member of the Mobility & Multimedia Cluster which is a group of local SMBs, subsidiaries of well-known multinational companies and Hungarian universities. The aim of this cluster was to integrate the fragmented R&D capabilities of Hungarian companies into a more synergistic structure ultimately aiming at enhancing the global competitiveness of the Hungarian economy. The cluster also hosts several technology research projects.

        We have been supporting for a number of years the Mobile Communications and Computing Laboratory ("MCL"), located at the Department of Telecommunications of Budapest University of Technology and Economics. Currently six staff members, 20 PhD students and around 50 undergraduates work on a number of projects concerning IP mobility support, development environments for mobile multimedia systems, fixed line ad-hoc networks, software radio and security considerations of mobile systems.

        Some relevant research topics from business units:

Headquarters—SCD

  •
  Exploration of m-government potentials (the extension of transparent and inexpensive means of interaction between government and citizens to mobile platforms) and preparation of a feasibility study related to its introduction to the Hungarian market. This study, based on international surveys and local approaches, helps us to decide what types of technical developments are necessary to launch this service.

  •
  Investigation of e-health solutions in order to facilitate customers' every day life and prepare a prototype of e-patient diary where all medical information and history of hospital course are stored.

  •
  Research applicable sensor systems, monitor air quality and develop an information system to visualize required information and driving complex calculations.

  •
  Technology validation of a unique measurement method supporting our 3 screen (TV, online, mobile) strategy. Prerequisite of a proper, internal reporting of content consumption on 3 screens, but also external services based on Data Asset of Magyar Telekom.

Business Services Business Unit

  •
  Research the capabilities and the benefits of ZigBee wireless technology and prepare a feasibility study about its implementation possibilities in accordance with Smart Office concept solutions.

Consumer Services Business Unit

  •
  Elaboration of a complex communication system which provides traffic information, allowing subscribers to receive the latest information on public roads purchased from 'voluntary community' formed by joining together vehicles and mobile phone users.

  •
  Exploration of intelligent home approaches and available devices followed by discovering the key factors in order to use these value added solutions widely. The survey contains scenarios for market expectations in the context of pricing, supply and demand.

  •
  Analyze possibilities of new and integrated offers in fixed-mobile convergence related solutions based upon customers' habits. Explore clients' preferences and their expected amount and type of discount options which may contribute loyalty to Magyar Telekom in our changing economic environment.

Technology

  •
  Exploration of possibilities in 3D mobile applications since popular mobile platforms (JavaME, Symbian, Android) support 3D visualization. Research capabilities of wide range of mobile terminals and available Application Programming Interfaces in order to develop a prototype application. This is crucial for further developments on devices with lower resolution display and with weaker computing capability.

  •
  Development of three prototypes of bidirectional picture, video and messaging services for IPTV customers in order to transmit multimedia contents from their device to other clients. The aim of this research is to make available communications directly between users, user and content provider, user and program provider through Microsoft Mediaroom environment.

  •
  Investigation of the feasibility and a prototype preparation of a low cost home gateway device for outdoor usage and monitoring purposes.

  •
  Examination of Multiple Input Multiple Output antenna systems' performance in indoor environment. The results of investigations and simulations are utilizable at the design of indoor capacity and throughput rate in LTE networks.

Macedonia

        Makedonski Telekom continues to maintain its network at a high technological level in order to provide solid base for a wide range of products and services that will satisfy customers' demands. In the next development period, the main focus will be on network upgrade in all segments: Access, Transport and Service Platforms.

        FTTH is foreseen as the main direction for development of fixed access network. Beside Skopje, FTTH is planned to be implemented in other regions in the country with priority in the urban areas, where demand for broadband services is higher and where the existing copper network could be a limit for service provision.

        The increasing demand for video and data services requires increasing the capacity of transport network. IP/MPLS Network, as a base for transport of IP services, will continue to be developed and extended in accordance with the expected traffic growth.

        DWDM network will continue to be the main transport for IP/MPLS and Ethernet traffic. Further upgrade of the DWDM network is expected considering highly increased bandwidth demands from Makedonski Telekom, domestic and foreign ISPs, T-Mobile Macedonia as well as growing customer demands for international leased lines.

        In terms of Service Platforms, the main focus will be on development of IPTV and IMS Platform. New IMS Platform to be implemented during 2010 will be used for:

  •
  provision of VoIP product as part of 2Play and 3Play services;

  •
  provision of new services and applications in the future; and

  •
  base for PSTN network migration due to the obsolescence of the existing switching systems.

        In the next development period, the migration towards the NGN IP-based network will continue with increased broadband penetration. After the network migration, we will implement NGOSS.

        Research and development projects at T-Mobile Macedonia are performed in close cooperation with suppliers and state educational institutions.

        In cooperation with the local partners, T-Mobile Macedonia has developed solutions for mobile payment ('m-payment') of parking in Skopje, electronic recharging of vouchers on ATMs, implemented a Fleet Management Service and is in a process to implement a new web shop for purchase of products and services and also for payment of invoices.

        In cooperation with other T-Mobile operators, T-Mobile Macedonia has implemented Blackberry E-mail Push solution to target the business market segment and also has built and deployed a system for Automated Device Management that enables remote device configuration for easier value added service adoption in the local market.

        T-Mobile Macedonia is working on implementing 3G-based services for their subscribers. One of the first services that are planned to be installed in the second half of 2010 is mobile TV.

        The upgraded billing platform will be used to host the first penta-play mobile and fixed convergent product in the Deutsche Telekom group. The penta-play product comprises mobile voice and data (3G Internet), fixed line voice and data (ADSL Internet) and IPTV services on a single invoice.

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

  •
  Director of Group Headquarters Human Resources Partner Department;

  •
  Head of the External Reporting Department;

  •
  Group Legal Director;

  •
  Group Strategy Director;

  •
  Group Security Director;

  •
  SOX Compliance Manager;

  •
  Strategy Planning and Control Director of Consumer Services BU;

  •
  Finance Director of Business Services BU;

  •
  Director of Group Headquarters Controlling; and

  •
  Head of Technology Budgeting & Planning Center under the Chief Technology and IT Officer.

Internal Audit Director and Group Communications Director are permanent invitees.

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

  (i)
  periodic and current reports, registration statements and any other information filed with the BSE, NYSE, SEC and HFSA;

  (ii)
  ad hoc releases and press releases containing financial information, earnings guidance, forward-looking statements, information about material acquisitions or dispositions, or other information material to the Company's security holders;

  (iii)
  correspondence containing financial information to be broadly disseminated to the Company's security holders;

  (iv)
  financial and other disclosure-related information displayed on the Company's corporate/investor relations websites.

  3.
  Read and review all periodic reports prior to their submission to the applicable financial supervisory authorities, including quarterly stock exchange reports and the Company's Annual Report on Form 20-F.

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

        Pursuant to our Articles of Association, the Board of Directors consists of a minimum of six and a maximum of eleven members elected by the General Meeting of the shareholders for a term of three years. On December 31, 2009, there were ten members of the Board of Directors. Seven of the directors were nominated by MagyarCom and three of the directors were elected upon proposal by other shareholders of the Company.

        Meetings of the Board of Directors are held at least four times a year. Meetings of the Board of Directors require the presence of six members for a quorum. Each member has one vote. The Board of Directors passes resolutions by a simple majority vote.

        On December 31, 2009, members of the Board of Directors, their principal occupations and the years of their original election were as follows:

Name	Principal Occupation	Member since
Christopher Mattheisen	Chairman and Chief Executive Officer of Magyar Telekom Plc.	2006
Dr. István Földesi	International business consultant	2003
Dr. Mihály Gálik	Professor and Head of the Media, Marketing communication and Telecommunications Department at the Faculty of Business Administration of the Corvinus University of Budapest	2006
Wolfgang Hetlinger	T-Systems Austria GesmbH, International Operations & Services, Central Eastern Europe Ing.	2009
Guido Kerkhoff	Member of the Board of Management of Deutsche Telekom AG to manage the subsidiaries in South Eastern Europe	2009
Thilo Kusch	Chief Financial Officer of Magyar Telekom Plc.	2006
Mechthilde Maier	Senior Vice President Corporate Diversity Management at Deutsche Telekom	2009
Frank Odzuck	Chief Executive Officer of Zwack Unicum Plc.	2006
Dr. Ralph Rentschler	Member of the Board of Management, Financial Director SEE	2003
Dr. Steffen Roehn	Member of the Deutsche Telekom Group's CIO Board and responsible for the IT of the integrated German mass market approach of Deutsche Telekom	2009

        Other Principal Directorships of Members of the Board of Directors:

Name	Position held	Company
Christopher Mattheisen	Member of the Board of Directors	Makedonski Telekom
Dr. István Földesi	President	Inter-Access, Inc., USA
Dr. Mihály Gálik	None
Wolfgang Hetlinger	Member of the Management Board	T-Systems CIS
	Management Director	T-Systems d.o.o.
Guido Kerkhoff	Member of the Board of Directors	OTE, Greece
Thilo Kusch	None
Mechthilde Maier	None
Frank Odzuck	None
Dr. Ralph Rentschler	Member of the Board of Directors	Slovak Telekom
	Member of the Supervisory Board	Hrvatski Telekom, Croatia
	Member of the Supervisory Board	DeTe Fleet Services GmbH
	Member of the Supervisory Board	ActiveBilling Beteiligungs-GmbH
Dr. Steffen Roehn	Member of the Supervisory Board	Hrvatski Telekom, Croatia
	Chairman of the Supervisory Board	Deutsche Telekom Netzproduction GmbH
	Member of the Supervisory Board	T-Systems International GmbH
	Member of the Supervisory Board	T-Mobile Deutschland GmbH

Biographies of Members of the Board of Directors

        Christopher Mattheisen.    Mr. Mattheisen studied economics at Indiana University of Bloomington and at Columbia University. He first came to Hungary in 1990 to start a strategic planning and business consulting company. In 1993, in his capacity as a marketing manager of U.S. West International, Mr. Mattheisen helped launch various Hungarian, Polish and Czech mobile service operators. He worked as the marketing and sales director of TMH between 1993 and 1996. Between 1997 and 1999, he ran sales and marketing activities of MediaOne in London and later worked in Britain as a business, sales and marketing director of BT's Cellnet. In September 2002, Mr. Mattheisen became Chief Officer of Residential Services of Magyar Telekom and in January 2005 Chief Officer of the Wireline Lines of Business ("T-Com", including Residential Services, Internet and Network divisions). From December 6, 2006, Mr. Mattheisen has been the Chief Executive Officer of Magyar Telekom, from December 21, 2006 he has been the Chairman of the Company's Board of Directors.

        Dr. István Földesi.    Dr. Földesi received a degree in economics in 1972 and graduated with a Ph.D. in 1974. He spent twenty years as a diplomat in London, Madrid and Washington D.C. At the end of the 1980s, he served as an advisor to the Prime Minister and participated in round table negotiations resulting in political and economic changes. In 1991, he became an advisor to the Organization for Economic Co-operation and Development ("OECD"). He has been working as an international business advisor since 1992. From 1994 to 1999, Mr. Földesi was a member of the Board of Directors of Magyar Telekom and until 1996 he acted as Chairman of the Board. In 2003, he was reappointed as a member of the Board of Directors of Magyar Telekom.

        Dr. Mihály Gálik.    Dr. Gálik is a senior university lecturer with a Ph.D in economics. He spent nearly two decades in the media, working for Hungarian Radio, where he held several positions involving high responsibility, including that of Managing Director. Afterwards, his professional career has been linked to the Budapest University of Economics (currently called Corvinus University of Budapest). For three years, he was a senior lecturer, while in the last twelve years he headed several departments at the university. He is author of some 90 scientific publications including four textbooks. He was also a recipient of the Széchenyi Professor Scholarship. Since January 1, 2008, he has been a Professor and Head of the Media, Marketing-communication and Telecommunications Department of the Corvinus University of Budapest.

        Wolfgang Hetlinger.    Mr. Hetlinger joined T-Systems in 2003 as Executive Vice President, Worldwide Telecommunications Sales, in Germany, where he leads the International Telco Team. In 2009, he joined International Operations and Services as Vice President Central Eastern Europe, where he successfully established the regional team. He has more than 20 years of professional experience in the ICT industry and a proven record in similar functions as Managing Director at multinational companies. Before he joined T-Systems in 2003, he worked for several years in the United Kingdom and Switzerland serving in positions as Area Manager (CEE/Middle East Olivetti Communication), General Manager (3COM) and Area Manager (CEE/Middle East EMC).

        Guido Kerkhoff.    Mr. Kerkhoff holds a degree in Business Administration from Bielefeld/Saarbrücken, Germany. He started his career in 1995 as a corporate balance sheet and taxation specialist with VEW AG, Dortmund, Germany. In 1996, he moved to Bertelsmann AG, Gütersloh, heading the Group Accounting and Controlling department from 1998. In 2002, he joined Deutsche Telekom's Finance area at the Headquarters in Bonn. His positions developed over several leading positions to the head of Group Accounting and Controlling. Since March 1, 2009, he has served as a member of the Board of Management of Deutsche Telekom AG to manage the subsidiaries in South Eastern Europe.

        Thilo Kusch.    Mr. Kusch studied communication engineering and business administration at Technische Universität Berlin. From 1989 to 1992, he successfully established and ran his own company selling PCs and PC networks to residential and small business customers. From 1992 to 1998, he worked in a leading position in Arthur D. Little's Telecoms, IT, media and entertainment practice as a management consultant and from 1998 to 2001 he was telecommunications equity analyst with Dresdner Kleinwort

Wasserstein. He joined Deutsche Telekom Group in 2001 as Senior Director in charge of IPO preparations and investor relations for T-Mobile International. Since April 2002 he was a Senior Executive Vice president of Deutsche Telekom, in charge of investor relations. He was appointed Chief Financial Officer of Magyar Telekom in September 2006.

        Mechthilde Maier.    Ms. Maier holds degrees in Business Management and Administrative Management from the University for Applied Sciences, Rosenheim and from the Government University for Applied Sciences, Dieburg. She started her career as Official in charge of Labour Law, Compensation and Benefits at Deutsche Telekom, Freiburg in 1989 and she filled various positions there until 1998. Between 1999 and 2001 she became Vice Director and member of the Management Board for Regional Office Business Customers at Deutsche Telekom, München. She worked also as Managing Director and was member of the Board of Directors at T-Systems International. In 2001, she became Personnel Director at T-Systems CDS and worked as Senior Vice President of Human Resources ITO, Enterprise Services from 2004 to 2008. Since August 2008, she has been Senior Vice President Corporate Diversity Management at Deutsche Telekom, Bonn.

        Frank Odzuck.    Mr. Odzuck obtained an economics degree in 1983 in Budapest. He was the managing director of the Hungarian operations of Eduscho and Eduscho-Tchibo for 8 years and later the managing director of Nestlé-Schöller Hungary Ltd. Since 2003, he has been the CEO of Zwack Unicum Plc., listed on the Budapest Stock Exchange. The company, producing and marketing a genuine "Hungaricum", is one of the best-known international companies in Hungary (Underberg, Diageo).

        Dr. Ralph Rentschler.    After receiving a doctorate degree in economics, Dr. Rentschler worked for four years for Robert Bosch GmbH as an expert advisor on business principles and methods. His areas of responsibility included investment analysis and cost accounting. He was Head of Group Controlling and Planning and Reporting Departments at Carl Zeiss from 1992 to 1997. His areas of responsibility included production and investment controlling, controlling of affiliated companies, M&A and strategic planning. Later he became Commercial Manager of the Brand Optics Division at Carl Zeiss, where he managed Accounting, Controlling, Data Processing and Purchasing. Dr. Rentschler joined Deutsche Telekom in 2001 and became CFO of the group-wide Fixed Net division. From July 2009, Dr. Rentschler has taken over the position as the Financial Director of the Board Division Southern and Eastern Europe in addition to his position as the CFO of the Fixed Net business.

        Dr. Steffen Roehn.    Dr. Roehn graduated with a degree in Physics from the Universities of Kaiserslautern, Karlsruhe and Mainz. In 1991, he obtained a PhD degree at the European research facility CERN (Geneva) and the Imperial College (London). After his graduation, Dr. Roehn acted as consultant for Gemini Consulting, advising the telecommunications and consumer goods industry branches. Subsequently, he was employed as a quality manager by Credit Suisse. In 1996, he moved to the international Diebold Management Consulting, where he became a partner and member of the Board responsible for TIME practice. In January 2000, he was appointed CEO of the Diebold Group. Dr. Roehn joined Deutsche Telekom in 2000 as IT Director of T-Mobile Deutschland. In 2006, he was appointed Member of the Executive Committee of T-Mobile International. Since May 2009, Dr. Roehn has been the Chief Information Officer of Deutsche Telekom group.

Management Committee

        Pursuant to the Rules of Procedure of the Board of Directors, the Board of Directors established a Management Committee in 2000, which is empowered to carry out the day-to-day operations in accordance with the annual business plan. On December 31, 2009, the Management Committee consisted of seven chief officers of Magyar Telekom. The members were as follows:

Name	Current position	Member since
Christopher Mattheisen	Chairman and Chief Executive Officer	2006
Thilo Kusch	Chief Financial Officer	2006
István Maradi	Chief Technology and IT Officer	2007
István Papp	Chief Operating Officer, Business Services BU	2007
Róbert Pataki	Chief Operating Officer, Strategic and Corporate Development BU	2009
Éva Somorjai	Chief Human Resources Officer	2007
János Winkler	Chief Operating Officer, Consumer Services BU	2006

Other Principal Directorships of Members of Management Committee

Name	Position held	Company
Christopher Mattheisen	See above
Thilo Kusch	See above
István Maradi	Non-Executive Director, Owner	Centro-plane Kft.
István Papp	Member of the Board of Directors	KFKI Zrt.
Róbert Pataki	Member of the Supervisory Board	FHB Kereskedelmi Bank Zrt.
Éva Somorjai	None
János Winkler	None

Biographies of Chief Officers

        Christopher Mattheisen.    See "Biographies of Members of the Board of Directors" above.

        Thilo Kusch.    See "Biographies of Members of the Board of Directors" above.

        István Maradi.    Mr. Maradi graduated in 1989 from the Technical University of Budapest with a degree in communications engineering, specializing in GSM and mobile communication, then in 2000 obtained an MBA degree at the Open University of London. He started his carrier in Matáv PKI Research Institute as mobile telecommunications researcher. Then he participated in the start-up of Westel Rádiótelefon Kft. with responsibility for network design. In the initial period of the company's operations he worked as design engineer, then as radio engineer, and from 1992 as director for network operations. From 1995, he was director of operations at Westel 900 Rt., then at TMH, from 2001 to 2006 Chief Officer and Service Development Director of TMH. From April 1, 2007, he has been Chief Information Officer of Magyar Telekom and from January 1, 2008, Chief Technology and IT Officer.

        István Papp.    Mr. Papp holds a degree in economics and an MBA diploma from Warnborough University in Ireland. He started his professional career at Integra Kft. From 1996, he worked at Anixter Distribution Hungary, first as commerce director and then as regional head of sales. In 1999, he joined Cisco Systems Hungary Kft. For eight years he served in several executive positions at the company and directed its large enterprise, service provider, government, small and medium enterprise, as well as partner relations, lines of business. In August 2005, he was appointed head of the region comprising eight countries (Albania, Bosnia-Herzegovina, Croatia, Macedonia, Montenegro, Serbia, Slovenia and Hungary), and was Cisco Systems Director responsible for the Adriatic region and Hungary. From October 16, 2007, he has been Chief Operating Officer of Magyar Telekom, Head of Business Services LoB and from January 1, 2008, Chief Operating Officer of Business Services Business Unit.

        Róbert Pataki.    Mr. Pataki graduated as an economist from the Corvinus University in Budapest and then completed studies in International Finances and Marketing Management at the University of

Erasmus in Rotterdam. He started his career as an investment analyst at Project Finance International Ltd. in The Hague in 1995 and he worked as a financial analyst for Nutricia Netherlands BV in Rotterdam in 1996. He joined Accenture (Andersen Consulting) in 1996 and until 2001 he worked for Accenture's Strategic Services, first as a strategic consultant, later as a senior manager responsible for the telecommunications and e-commerce sectors. From 2001, he continued his professional career with A.T. Kearney as a dedicated account manager providing consultancy services to leading Hungarian telecommunications companies; later in 2003, he became senior manager of A.T. Kearney's European Telecommunications Team responsible for major European projects in the field of mobile communications and Internet services. He has been Chief Strategist of Magyar Telekom since September 2006. As of April 1, 2009, he was appointed Chief Operating Officer of Alternative Businesses and Corporate Development Business Unit by keeping his tasks as Chief Strategist of Magyar Telekom as well. Due to organizational changes within the company, he has worked as Chief Strategy and Corporate Development Officer from September 1, 2009.

        Éva Somorjai.    Ms. Somorjai completed her studies at the College for Commerce and Catering. From 1989, she worked at the international directorate of Magyar Hitelbank. From 1991 through 1994, she was the administrative and financial manager of a real estate investment company in Melbourne, Australia. Between 1996 and 2001, she worked in various management positions in the human resources area of Pepsi Cola's Central European division. In 1999, she was appointed human resources director of the international organization and personnel development area, from 2000 she filled the position of human resources director of the Hungarian company. She has been working for Magyar Telekom since October 2001. Since 2002, she served as Director of the Group HR Branch. From April 1, 2007, she has been Chief Human Resources Officer of Magyar Telekom.

        János Winkler.    Mr. Winkler earned an economics degree at the Budapest University of Economic Sciences, and in 2000 an MBA degree at Purdue University (USA). He started his career as trade manager with Nikex Foreign Trade Company, then from 1986 to 1991 he served in Beijing at the Commercial Section of the Republic of Hungary, first as commercial secretary, later deputy counselor. From 1992, he was National Sales Manager, later Deputy Director of Marketing at Westel Rádiótelefon Kft. and in 1994, he was appointed Deputy CEO. From February 1996, he had been Chief Marketing and Sales Officer of Westel 900 (TMH). As of January 20, 2006, he was appointed TMH's CEO and became member of the Management Committee of Magyar Telekom. From March 1, 2006 he has been Chief Operating Officer of Magyar Telekom's Mobile Services LoB. From January 1, 2008, he has been Chief Operating Officer of Consumer Services Business Unit.

Supervisory Board

        The Supervisory Board has to examine every important report on business policy and every submission made on matters falling into the exclusive competence of the General Meeting. The General Meeting may pass resolution on the annual report prepared in accordance with the Act on Accounting and the use of the profit after income tax only upon receipt of the written report of the Supervisory Board, whereas the proposal of the Board of Directors on the payment of dividends and the company's corporate governance report can only be submitted to the General Meeting with the prior approval of the Supervisory Board.

        Pursuant to the Articles of Association, the Supervisory Board consists of a minimum of three and a maximum of fifteen members elected by the General Meeting for a term of three years. The Workers' Council nominates one third of the Supervisory Board members. Meetings of the Supervisory Board have a quorum if two-thirds of the elected members are present.

        On December 31, 2009, the members of the Supervisory Board, their principal occupation and the years of their original election were as follows:

Name	Principal Occupation	Member since
Attila Csizmadia	Ministry of Finance, Chief Counsellor	2003
Dr. János Illéssy	Managing Director, Lebona Kft.	2006
Dr. Sándor Kerekes	Director of Institute of Environmental Sciences Corvinus University Budapest	2006
István Koszorú(1)	Member of Magyar Telekom's Central Workers' Council	2007
Konrad Kreuzer	Chairman of the Board of Directors of E.ON Hungary Zrt.	2006
Martin Meffert	Country manager for Hungary, Head office of T-Home, Deutsche Telekom AG	2009
Dr. László Pap	Budapest University of Technology, Professor	1997
Zsoltné Varga	Quality Manager, Magyar Telekom	2008
György Varju	Chairman of the Central Workers' Council	2005

(1)
Mr Koszorú passed away on March 2, 2010.

        The members mandate lasts until May 31, 2010.

Other Principal Directorships of Members of the Supervisory Board

Name	Position held	Company
Attila Csizmadia	Member of the Supervisory Board	Postaautó Duna Zrt.
	Member of the Supervisory Board	Puskás Tivadar Közalapítvány
	Chairman of the Supervisory Board	MÁV FKG Felépítménykarbantartó és Gépjavító Kft.
	Member of the Supervisory Board	Távközlési Oktatási Alapítvány
	Member of the Supervisory Board	BME-Infokom Nonprofit Kft.
Dr. János Illéssy	None
Dr. Sándor Kerekes	Chairman of the Advisory Board	Zöld Iránytü Alapítvány
	Member of the Supervisory Board	Tomori Pál Föiskola
	Member of the Advisory Board	Vezetöképzésért Alapítvány
	Member of the Advisory Board	Lélegzet Alapítvány
István Koszorú	Member of the Board of Directors	DIMENZIÓ Egészségpénztár
Konrad Kreuzer	Chairman of the Board of Directors	E.ON Slovensko
	Chairman of the Board of Directors	E.ON Hungária Zrt.
	Chairman of the Supervisory Board	E.ON Észak-dunántúli Áramszolgáltató Zrt.
	Chairman of the Supervisory Board	E.ON Dél-dunántúli Áramszolgáltató Zrt.
	Chairman of the Supervisory Board	E.ON Tiszántúli Áramszolgáltató Zrt.
	Chairman of the Supervisory Board	E.ON Közép-dunántúli Gázszolgáltató Zrt.
	Chairman of the Supervisory Board	E.ON Dél-dunántúli Gázszolgáltató Zrt.
	Chairman of the Board of Directors	Zapadoslovenska Energetika
Martin Meffert	None
Dr. László Pap	Member of the Supervisory Board	Viking Zrt.
Zsoltné Varga	None
György Varju	None

Biographies of Members of the Supervisory Board

        Attila Csizmadia.    Mr. Csizmadia holds an engineering degree in telecommunications. From 1968 to 1983, he worked at the Budapest Telephone Directorate as a technician, then held various management positions. In 1983, he became a senior staff member at the General Directorate of Hungarian Post. From 1988 to 1990, he was a senior staff member and Head of Telecommunications Department at the National Planning Office. From 1990, he worked as Head of Department and chief counselor in the Ministry of Finance. He also took part in work of various inter-departmental committees and consulting bodies dealing with IT and communications issues. He is the Deputy Secretary General of the Scientific Society of Telecommunications.

        Dr. János Illéssy.    Dr. Illéssy is an electrical engineer graduated from the Budapest Technical University and acquired MBA and PhD degrees from the University of Pittsburgh, USA. He spent over 15 years with Pannonplast, a plastics producer listed on the Budapest Stock Exchange, as consultant, controller, CFO and then Chairman-CEO. Between 2001 and 2003 he worked as CFO for the Hungarian subsidiary bank of BNP Paribas. Between 2004 and 2007 he was the CFO and member of the Board of Directors of BorsodChem. Currently, he is the managing director of Lebona Kft. and teaches Financial Economics at the Institute of International Business Relations and also at the Business School of Central European University as an Adjunct Professor.

        Dr. Sándor Kerekes.    Professor Kerekes holds an MSc in Chemistry and Economics. He acquired a Ph.D degree in Economics in 1984 and Doctor of Sciences (the highest degree awarded by the Hungarian Academy of Sciences) in 2003. In 1994, he participated in the Advanced Management Program at Harvard Business School. For 15 years, he was member or Chairman of the Board of Directors or Supervisory Boards of various Hungarian mid-size companies. Since 1986, he has served as the Head of Department and later as the director of Corvinus University and its legal predecessors. Between 1994 and 1997 and between 2002 and 2006 he served as the Dean of Business Administration Faculty of Corvinus University. He is the Director of the Institute of Environmental Sciences and Vice Rector of Academic Affairs of Corvinus University. He is member of the editorial boards of various papers (e.g., Economy and Society, Vezetéstudomány) and the author of many books and articles.

        István Koszorú.    Mr. Koszorú had been working for Magyar Telekom and its legal predecessor in positions of transmission technician, general technician, technical designer and plant manager since 1971. He had also been an elected official of the Workers Council since 1993. From 2008 until February 2010, he was the Chairman of Magyar Telekom's Central Workers' Council.

        Konrad Kreuzer.    Mr. Kreuzer is a lawyer with a degree in Business Administration. After serving in various positions at the Universities of Munich and Konstanz and in the Ministry of Domestic Affairs of the State of Bavaria, he joined Bayernwerke utilities as the Head of the Law and Property Department. Since 1997, he has served as the Chairman of the Board of Directors of E.ON in Hungary. His current responsibilities are Legal Affairs, Gas Business and International Affairs.

        Martin Meffert.    Mr. Meffert holds a degree in Telecommunications Engineering from the University of Applied Sciences and a degree in Economics from the Business and Administration Academy in Koblenz, Germany. He started his career in 1985 as a telecommunications network planner and later satellite services specialist in the regional directorate of Deutsche Bundespost in Koblenz. Between 1990 and 1998 he served in the Ministry of Telecommunications in Bonn at the departments of satellite systems and international network projects. In 1999, he joined the fixed line business of Deutsche Telekom responsible for cooperation and alliance management. Since 2003 he has been a country manager for Hungary at the Head Office of T-Home.

        Dr. László Pap.    Dr. Pap graduated from the Budapest Technical University with a degree in telecommunications. He received a Ph.D in 1980 and Doctor of Sciences (the highest degree awarded by the Hungarian Academy of Sciences) in 1992. He has been a professor in the Electrical Engineering and Informatics Faculty at Budapest Technical University since 1992. From 1992 to 2008 he served as Head of the Telecommunications Department and from 2001 to 2004 as Strategic Vice Rector. He is a full member of the Hungarian Academy of Sciences and has obtained numerous patents for his inventions. He is the Honorary President of the Scientific Society of Telecommunications, a member of the Telecommunications Systems Committee of the Hungarian Academy of Sciences, a member of the editorial board of the periodical World of Nature and Wireless Networks, an expert of the Hungarian Space Research Governmental Committee and the president of the Scientific Committee of Space Research.

        Zsoltné Varga.    Mrs. Varga graduated from the College of Transport and Telecommunications at Györ in 1991. She has been working for Magyar Telekom (and its legal predecessor) since 1991. From 1991 to 1996, she was an engineer in the technical area, later she was head of a T-Pont shop. Currently, she works as a quality manager. In 1998, she became an elected member of the Workers' Council and she is member of the Central Workers' Council. Since 2004 she has been a member and from 2009 deputy chairwoman of Deutsche Telekom's European Workers' Council.

        György Varju.    Mr. Varju has been working for Magyar Telekom and its legal predecessor since 1977. Until 1998, he acted as an on-site construction manager. In 1993, he was elected to the Workers' Council, at present he is Chairman of the Central Workers' Council.

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

Compensation of Directors and Officers

        For the year ended December 31, 2009, the aggregate compensation of the members of the Board of Directors in their capacity as Board members was HUF 13.1 million in the following breakdown:

Name	Position held	Compensation
Dr. István Földesi	Member of the Board of Directors	HUF 4.37 million
Dr. Mihály Gálik	Member of the Board of Directors	HUF 4.37 million
Frank Odzuck	Member of the Board of Directors	HUF 4.37 million

        For the year ended December 31, 2009, the aggregate compensation of the members of the Supervisory Board in their capacity as Supervisory Board members was HUF 42.2 million in the following breakdown:

Name	Position held	Compensation
Attila Csizmadia	Member of the Supervisory Board	HUF 3.53 million
Dr. Ádám Farkas	Chairman of the Audit Committee (until July 26, 2009)	HUF 2.02 million
	Member of the Supervisory Board (until July 29, 2009)	HUF 2.03 million
Dr. János Illéssy	Member of the Supervisory Board	HUF 3.53 million
	Chairman of the Audit Committee (from July 27, 2009)	HUF 1.50 million
	Member of the Audit Committee (until July 26, 2009)	HUF 1.02 million
Dr. Sándor Kerekes	Member of the Supervisory Board	HUF 3.53 million
	Member of the Audit Committee	HUF 1.76 million
Dr. László Pap	Chairman of the Supervisory Board	HUF 5.38 million
	Member of the Audit Committee	HUF 1.76 million
István Koszorú	Member of the Supervisory Board	HUF 3.53 million
Konrad Kreuzer	Member of the Supervisory Board	HUF 3.53 million
Éva Öz	Member of the Supervisory Board (between April 2, 2009 and July 29, 2009)	HUF 1.15 million
Zsoltné Varga	Member of the Supervisory Board	HUF 3.53 million
György Varju	Member of the Supervisory Board	HUF 3.53 million
Péter Vermes	Member of the Supervisory Board (until March 30, 2009)	HUF 0.88 million

        For the year ended December 31, 2009, the aggregate compensation of the members of the Management Committee ("MC") was HUF 1,043 million.

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

        In addition to the above, the affected persons are bound by the non-compete clause, under which the employee is barred from entering into employment with any Hungarian or international competitor of Magyar Telekom and is required to refrain from providing direct or indirect services or activities of any kind to such companies for a definite period (not longer than one year) upon termination of his/her employment. Furthermore, such employee is barred from any action aimed to recruit employees of Magyar Telekom for any other company. This limitation entails certain compensation which is proportional with the above obligation. If the employee is in breach of the agreement, he/she will reimburse the net amount of compensation to the employer. In addition, the employee will be liable for a payment of compensation to the employer.

        The MC members from foreign countries may be entitled to housing subsidies.

        In line with the Company's remuneration guidelines, the company provides contribution-based personal pension scheme and the personal insurance scheme on behalf of the MC members. In addition, the MC members are entitled to the use of company cars.

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

  •
  Remuneration packages consist of the following elements:

  (i)
  Basic salary. Fixed amounts of compensation determined for individuals vary according to the individual's position and performance, paid in equal monthly amounts.

  (ii)
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

  (iii)
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

        In compliance with the relevant provisions of the Act IV of 2006 on Business Associations and the Company's Articles of Association, the AGM held on April 26, 2007 elected an Audit Committee from the independent members of the Supervisory Board. The members of the Audit Committee of Magyar Telekom are Dr. János Illéssy (Chairman), Dr. László Pap and Dr. Sándor Kerekes. The mandate of the Audit Committee members—similarly to that of the Board of Directors members and the other Supervisory Board members—lasts until May 31, 2010.

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

        The Audit Committee recommends the appointment of independent auditors to be elected at the AGM and approves the scope of external audit services. The Audit Committee pre-approves all audit and non-audit services to be performed by the external auditor and the related fees, with the exception of fees within the exclusive scope of authority of the General Meeting. The Audit Committee also reviews and evaluates our annual financial statements, taking into account results of audits and reviews performed by the independent auditors. The Audit Committee meets at least four times a year.

        The Remuneration Committee makes proposals to the Board of Directors with respect to appointment and dismissal, as well as remuneration of chief officers, including establishment and assessment of bonus targets. Members of the Remuneration Committee are Frank Odzuck and Dr. Ralph Rentschler. The Chairman of the Remuneration Committee is Guido Kerkhoff who was elected as member of the Remuneration Committee by the Board of Directors on May 25, 2009. The Remuneration Committee meets at least three times a year.

Employees

        We had 10,828 employees as of December 31, 2009. The following table provides information concerning the number of full-time employees, including full-time equivalents, of Magyar Telekom Plc. and its consolidated subsidiaries:

	At December 31,
	2007	2008	2009
Magyar Telekom Plc.	7,008	6,125	6,459
Magyar Telekom Plc. and its consolidated subsidiaries	11,723	10,439	10,828

        The following table provides information on the breakdown of Magyar Telekom's employees by segment:

	At December 31,
	2008	2009
CBU	2,893	2,937
BBU	1,469	1,709
Headquarters	1,034	1,095
Technology	2,078	2,120
Macedonia	1,738	1,754
Montenegro	868	876
All other	359	337

Total	10,439	10,828

        Total Workforce Management.    From 2009, Magyar Telekom introduced a Total Workforce Management ("TWM") system. This scheme focuses on the total labor cost and not solely on headcount number and employee-related expenses. As a result, it enables us to increase the flexibility and efficiency with which all human resource-related expenses are managed, including contracted or temporary employees as well as outsourcing and entrepreneurial contracts.

        Workforce Reduction and Redeployment.    Centralization, technological improvements and attrition have allowed us to reduce the size of our workforce. While overall personnel levels are falling (disregarding the technical effects of acquisitions and Total Workforce Management), the number of highly skilled employees is increasing. We plan to further reduce the number of our employees.

        In order to simplify and streamline its organization, Magyar Telekom has already implemented several integration steps. The merger with T-Mobile Hungary in March 2006, the integration of Emitel and the access business area of T-Online into the parent company from October 2007 and the integration of T-Kábel from October 2009 enabled the management to eliminate overlaps and simplify the processes and the operational structure of the Group. The decision on the change in the organizational model was a further step to ensure a more customer-focused approach and a lean management structure. With the aim to further improve efficiency and reduce headcount, management started negotiations with the trade unions and reached an agreement in September 2009.

        We have reached an agreement with the trade unions representing our employees on wage development, headcount reduction and decreases in additional employee allowances at the parent company level for 2010. The key elements of the agreement are the following: reduction of headcount by 400 in addition to lay-offs of managers and early retirement packages; no wage increase, but a 1.5 percent bonus budget has been set (significantly below inflation); and a gradual reduction of surplus severance payments in the Collective Agreement. These measures will reduce our TWM related costs.

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

        Under the Act IV of 2006 on Business Associations (the "Companies Act"), employee representatives on the Supervisory Board are nominated by the Workers' Council in cooperation with the Trade Union. The composition of the Supervisory Board is approved by the AGM. At least one third of the members of the Supervisory Board must be employee representatives. On December 31, 2009, three members of the Supervisory Board were employee representatives. These members were István Koszorú, Zsoltné Varga and György Varju.

        We believe that our relations with our employees are good. We have not experienced any labor strikes or disruptions since our formation.

        Pensions and Benefit Programs.    We provide employees with discounted telephone services, subsidized meals, interest-free loans to purchase real estate (such loans are not offered or extended to the Company's executive officers and directors), discount holiday facilities and other fringe benefits. In addition to our statutory contributions to governmental health, retirement and unemployment schemes, we contribute to the employees' voluntary pension fund and supplementary benefits fund, which provide private pension and health insurance benefits supplementing government pension and health benefits. We do not, however, guarantee payment by the benefits fund to its members. At the end of 2009, approximately

80 percent of all employees participated in the pension plan, 60 percent in the self-help plans and 82 percent in the health fund.

Share Ownership of Management

        The following table sets out information relating to holdings of ordinary shares by our directors and executive officers at December 31, 2009:

Name	Position	No. of Shares Owned
Christopher Mattheisen	CEO, Chairman of the Board of Directors	19,041
Thilo Kusch	CFO, Member of the Board of Directors	3,500
Dr. Mihály Gálik	Member of the Board of Directors	1,000
Attila Csizmadia	Supervisory Board Member	6,272
Zsoltné Varga	Supervisory Board Member	1
György Varju	Supervisory Board Member	320
Éva Somorjai	Chief Human Resources Officer	2,300

Total		32,434

        For information about share options, see Note 24.1 to the consolidated financial statements. For information about Deutsche Telekom stock appreciation rights, Mid-term Incentive Plan ("MTIP") programs and stock option plans, see Note 33.4 to the consolidated financial statements.

ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

        The share capital of Magyar Telekom Plc. is HUF 104,274,254,300, consisting of 1,042,742,543 Series "A" ordinary shares with a nominal value of HUF 100 each at December 31, 2009.

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

        With the effective day of September 30, 2007, Emitel and the access business line of T-Online Hungary merged into Magyar Telekom Plc. Due to the reasons explained in the paragraph above, MagyarCom, as controlling stakeholder, also had to divest some of the interest in Magyar Telekom to avoid a public offering procedure. As 22,700 shares were divested by the departing shareholders, the number of ordinary shares outstanding decreased to 1,042,745,615 as of September 30, 2007, when the Court of Registry registered the merger.

        Effective as of September 30, 2009, T-Kábel Magyarország Kft. and Dél-Vonal Kft. merged into Magyar Telekom Plc. Due to the reasons explained in the previous paragraphs, MagyarCom, as controlling stakeholder, had to divest some of the interest in Magyar Telekom to avoid a public offering procedure. As 3,072 shares were divested by the departing shareholders, the number of ordinary shares outstanding decreased to 1,042,742,543 as of September 30, 2009, when the Court of Registry registered the merger.

        Information concerning our ownership structure as of December 31, 2009 is set out in the following table:

Shareholder	Number of shares	Percentage of share capital
MagyarCom(1)	617,436,759	59.21
Publicly traded(2)	423,802,243	40.65
Treasury stock	1,503,541	0.14

	1,042,742,543	100.00

(1)
MagyarCom is a wholly owned subsidiary of Deutsche Telekom.

(2)
Of our publicly traded shares, JP Morgan Chase Bank, N.A., as Depositary, had 5,429,283 ADRs, evidencing 27,146,415 shares on its accounts as of December 31, 2009, for registered holders, such amount representing 2.60 percent of the total shares outstanding. We do not know whether this percentage may be indicative of the percentage of our ordinary shares held by U.S. persons. Also, members of the Board of Directors, Supervisory Board and the management own a total of 32,434 shares.

        MagyarCom does not have different voting rights than our other shareholders and, as with our other shareholders, MagyarCom is entitled to one vote per each ordinary share that it owns.

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

        The most significant contingent liabilities of Group are described below. No provisions have been recognized for any of these cases as the management estimates that it is unlikely that these claims originating from past events would result in a material adverse effect on the Group.

Compensation for termination of a service contract by T-Mobile Macedonia

        In January 2002, T-Mobile Macedonia signed an agreement with a subcontractor, including a 3-month trial period, for the collection of T-Mobile Macedonia's overdue receivables. After the expiration of the 3-month trial period, T-Mobile Macedonia terminated this contract in April 2002 due to breaches of the contractual obligations by the subcontractor. The subcontractor initiated a lawsuit in April 2003 requesting damage compensation for foregone profit and compensation for services already rendered. Management estimates it unlikely that the subcontractor will win the court case against T-Mobile Macedonia. The potential loss from the claim is approximately HUF 4.3 billion. The first instance decision will be made by a primary court of Macedonia, the timing of which is uncertain.

T-Mobile Macedonia's dispute with the Agency on frequency fees

        T-Mobile Macedonia paid the invoices issued by the Agency for the 2004 and 2005 radio frequency fees, however, the Agency issued further invoices for the same periods in May 2007, which T-Mobile Macedonia is disputing as the management believes that there is no valid legal base for invoicing additional fees. The potential exposure is about HUF 0.8 billion.

Makedonski Telekom's dispute on fixed-to-mobile termination fees

        In 2005, Makedonski Telekom changed the retail prices for the traffic from the fixed-to-mobile networks. According to the interconnection agreements with the mobile operators, the change in retail prices automatically decreased the interconnection fees for termination on the mobile networks. In February 2006, one of the Macedonian mobile operators, Cosmofon, submitted to the Agency a request for dispute resolution with reference to the termination prices. The Agency rejected the requests of Cosmofon as "ungrounded". This decision of the Agency was appealed by Cosmofon by filing a lawsuit at the Administrative Court of Macedonia. The potential loss from the claim is approximately HUF 0.4 billion, but the management estimates it unlikely that this will result in any material cash outflows. The final decision will be made by the Administrative Court of Macedonia, the timing of which is uncertain.

Prices offered at a Government bid for fixed line telephony services in Macedonia

        Based on the Law on Electronic Communications (the "Law") and upon Cosmofon's request, the Agency made an inspection at Makedonski Telekom regarding the Government's tender for procuring fixed line telephone services on September 24, 2009. In its request Cosmofon stated that Makedonski Telekom had submitted an offer with prices that were predatory and not published in its official pricelist. In its written answer, Makedonski Telekom pointed out that the official pricelist contains only the standard prices excluding the special discounts and tariff models. We believe that Makedonski Telekom offered these prices in accordance with the conditions of the relevant bid, taking care that the prices were not predatory. The Agency has not responded yet. Should Makedonski Telekom be found in breach of the Law, the potential fine can be as high as 7 percent of the total annual revenue of Makedonski Telekom for 2008, which would be HUF 3.0 billion.

Employee salary dispute in Montenegro

        405 employees initiated a legal proceeding against Crnogorski Telekom and T-Mobile Crna Gora, requesting the payment of compensation for not increasing salaries from 2005 until June 2008. The plaintiffs are referring to the regulation of this matter by the Collective Bargaining Agreement ("CBA"). Management's view is that automatic salary increases are not established in the CBA, therefore management believes that the Group will not be required to pay any compensation. The maximum exposure is approximately HUF 0.4 billion.

Investigation into certain consultancy contracts

        In the course of conducting their audit of the Company's 2005 financial statements, PricewaterhouseCoopers, the Company's auditors, identified two contracts the nature and business purposes of which were not readily apparent to them. In February 2006, the Company's Audit Committee retained White & Case, as its independent legal counsel, to conduct an internal investigation into whether the Company had made payments under those, or other contracts, potentially prohibited by U.S. laws or regulations, including the U.S. Foreign Corrupt Practices Act ("FCPA") or internal Company policy. The Company's Audit Committee also informed the United States Department of Justice ("DOJ"), the United States Securities and Exchange Commission ("SEC") and the Hungarian Financial Supervisory Authority of the internal investigation.

        Based on the documentation and other evidence obtained by it, White & Case preliminarily concluded that there was reason to believe that four consulting contracts entered into in 2005 were entered into to serve improper objectives, and further found that during 2006 certain employees had destroyed evidence that was relevant to the investigation. White & Case also identified several contracts at our Macedonian subsidiary that warranted further review. In February 2007, our Board of Directors determined that those contracts should be reviewed and expanded the scope of the internal investigation to cover these additional contracts and any related or similarly questionable contracts or payments.

        For further information about the internal and governmental investigations, please refer to the Company's quarterly reports for the first, second and third quarters of 2009 furnished under cover of Form 6-K and the Company's annual reports on Form 20-F for the year ended December 31, 2008.

        On December 2, 2009, the Audit Committee provided the Company's Board of Directors with a "Report of Investigation to the Audit Committee of Magyar Telekom Plc." dated November 30, 2009 (the "Final Report"). The Audit Committee indicated that it considers that, with the preparation of the Final Report based on currently available facts, White & Case has completed its independent internal investigation.

        The Final Report includes the following findings and conclusions, based upon the evidence available to the Audit Committee and its counsel:

  •
  The information obtained by the Audit Committee and its counsel in the course of the investigation "demonstrates intentional misconduct and a lack of commitment to compliance at the most senior levels of Magyar Telekom, TCG, and Makedonski Telekom during the period under investigation."

  •
  As previously disclosed, with respect to Montenegrin contracts, there is "insufficient evidence to establish that the approximately EUR 7 million in expenditures made pursuant to four consultancy contracts . . . were made for legitimate business purposes", and there is "affirmative evidence that these expenditures served improper purposes." These contracts were not appropriately recorded in the books and records of the Company and its relevant subsidiaries. As previously disclosed, the Company has already reclassified, in the Company's financial statements, the accounting treatment relating to certain of these contracts to more accurately account for these expenditures.

  •
  As previously disclosed, there is evidence that certain former employees intentionally destroyed documents relating to activities undertaken in Macedonia by the Company and its affiliates.

  •
  Between 2000 and 2006 a small group of former senior executives at the Company and the Company's Macedonian affiliates, authorized the expenditure of approximately EUR 24 million through over twenty suspect consultancy, lobbying, and other contracts (including certain contracts between the Company and its subsidiaries on one hand, and affiliates of a Cyprus-based consulting company on the other hand). The Final Report concludes that "the available evidence does not establish that the contracts under which these expenditures were made were legitimate."

  •
  "The evidence shows that, contrary to their terms, a number of these contracts were undertaken to obtain specific regulatory and other benefits from the government of Macedonia. The Companies generally received the benefits sought and then made expenditures under one or more of the suspect contracts. There is evidence that the remaining contracts were also illegitimate and created a pool of funds available for purposes other than those stated on the face of the agreements."

  •
  In entering into these contracts and approving expenditures under them, the former senior executives knowingly caused, structured, or approved transactions that shared most or all of the following characteristics:

  •
  intentional circumvention of internal controls;

  •
  false and misleading Company documents and records;

  •
  lack of due diligence concerning, and failure to monitor performance of, contractors and agents in circumstances carrying a high risk of corruption;

  •
  lack of evidence of performance; and

  •
  expenditures that were not for the purposes stated in the contracts under which they were made, but rather were intended to obtain benefits for the Companies that could only be conferred by government action.

        The Final Report states that "the Investigation did not uncover evidence showing receipt of payments by any Macedonian government officials or political party officials." However, the Audit Committee's counsel did not have access to evidence that would allow it to identify the ultimate beneficiaries of these expenditures.

        Nothing in the Final Report implicates any current senior executive or Board member of the Company in connection with any wrongdoing.

        As previously disclosed, the Company has taken remedial measures to address issues previously identified by the independent investigation. These measures included steps designed to revise and enhance the Company's internal controls as well as the establishment of the Corporate Compliance Program.

        Due to these measures, no modifications to the Corporate Compliance Program were viewed as necessary in response to the Final Report. This conclusion has been discussed with the Audit Committee and the Audit Committee has not made recommendations either relating to the Company's compliance program or internal controls.

        The Company is continuing to assess the nature and scope of potential legal remedies available to the Company against individuals or entities that may have caused harm to the Company.

        As previously announced, the DOJ, the SEC and the Ministry of Interior of the Republic of Macedonia have commenced investigations into certain of the Company's activities that were the subject of the internal investigation. Also, as previously announced, the Hungarian National Bureau of Investigation ("NBI") has begun a criminal investigation into alleged misappropriation of funds relating to payments made in connection with the Company's ongoing internal investigation and the possible misuse of personal data of employees in the context of the internal investigation. These governmental investigations are continuing, and the Company continues to cooperate with those investigations. The Company cannot predict what the final outcome of those investigations may be or the impact, if any, they may have on its financial statements or results of operations. Furthermore, government authorities could seek criminal or civil sanctions, including monetary penalties, against the Company or its affiliates as well as additional changes to its business practices and compliance programs.

Lawsuit by minority shareholders

AGM, April 2008

        As previously disclosed, on May 23, 2008, two of our minority shareholders filed suit against Magyar Telekom Plc., requesting that the resolutions passed by our Annual General Meeting on April 25, 2008, including the resolution on the payment of dividends, be rendered ineffective. We paid dividends to our shareholders as approved by the AGM on April 25, 2008. The Court of Registry entered the changes required by the resolutions passed by the AGM into the company register.

        On May 13, 2009, the court of first instance rendered the resolutions (except for one procedural resolution) passed by the AGM on April 25, 2008 ineffective (the "Ruling"). We believed that the Ruling was unfounded and instructed the law firm representing Magyar Telekom to file an appeal. The law firm representing us submitted an appeal against the Ruling, but the appeal was filed after the deadline. The court of second instance refused the law firm's request for acceptance of the late filing in its order dated November 2, 2009, which was received by Magyar Telekom on December 8, 2009. This order was approved by the Supreme Court in its order dated February 16, 2010, which was received by Magyar Telekom on March 22, 2010. No further appeal is allowed in connection with the order of the Supreme Court. We will address the Ruling by proposing that confirmatory shareholders' resolutions be passed by our shareholders at the next annual general meeting, which is April 7, 2010, with respect to the resolutions rendered ineffective.

        As the Ruling rendered the shareholders' resolutions in question (including the resolution on the payment of dividends) ineffective from July 7, 2009 (the date as of which the Ruling became final and enforceable as a result of the order of the Supreme Court received by the Company on March 22, 2010), dividend payments for year 2007, which were made to shareholders by July 6, 2009 will continue to qualify as dividends. The Ruling will not result in any obligation of, nor require any action by, the shareholders.

EGM, June 2009

        As previously disclosed, on July 29, 2009 two minority shareholders filed a law suit against the Company, requesting that the resolutions passed by the Extraordinary General Meeting on June 29, 2009 (the "EGM") be rendered ineffective, and the suspension, as an interlocutory measure, of the implementation of resolutions on the approval of the sum due to the shareholders who did not wish to remain shareholders following the merger of two subsidiaries into the Company decided at the EGM and the resulting opening draft balance sheet and draft merger inventory. On August 31, 2009, the Court of Registry registered the merger of T-Kábel Magyarország Kft. and Dél-Vonal Kft. into Magyar Telekom Plc. (with the effective date of September 30, 2009), and all the other changes required by the resolutions passed by the EGM.

        Magyar Telekom disagrees with the claim and has been vigorously defending against it. The claimants' request for the interlocutory measure was refused by the court in an order dated September 1, 2009. The lawsuit remains before the court of first instance.

        We cannot fully exclude that the Company will be required to take other corporate actions in connection with the shareholders' suits described above. Also, we cannot provide any assurance that these matters would not have other adverse effects on the Company that are not currently foreseen.

Dividend Policy

        The Board of Directors the Company proposed a HUF 74 per ordinary share dividend distribution to be approved by the Annual General Meeting of the Company on April 7, 2010. Based on the Board of Directors proposal the record date for payment of the dividends is April 30, 2010.

        Under Hungarian law, the Company is permitted to pay annual dividends out of profits and profit reserves, determined on the basis of the annual unconsolidated accounts prepared in accordance with

Hungarian Accounting Rules, following a declaration by the AGM of shareholders. Prior to the approval of the annual unconsolidated accounts, the Company's shareholders at the General Meeting may also declare a dividend advance on the basis of an interim set of financial statements. The General Meeting of shareholders may decide to declare a higher or lower dividend than that recommended by the Board of Directors, provided that shareholders' equity under Hungarian Accounting Rules would still meet the statutory requirements following the dividend payment.

        Our shareholders may also decide not to declare dividends, even if the Board of Directors recommends such a declaration. The Company distributes dividends to holders of shares duly registered in the shareholders' register as the legal owners of shares on the date determined by our shareholders at the AGM to be the dividend record date.

        The determination of whether to pay dividends and the amount of dividends paid depends upon, among other things, the Company's earnings, financial condition and cash requirements, applicable restrictions on the payment of dividends under Hungarian law and any other factors the Board of Directors may consider relevant. As of December 31, 2009, the reserves available for distribution were HUF 266,149 million.

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

        In the medium-term, our strategic priority remains finding further value-creating acquisitions, which require a flexible balance sheet to be maintained by keeping the net debt ratio (net debt to total capital) in the range of 30-40 percent. The dividend payments are not only dependent on the acquisition opportunities that might arise, but also on the future profitability and financial position of the Group.

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

Trading on the New York Stock Exchange

        The table below sets forth the high and low closing sales prices for the ADSs on the New York Stock Exchange for the periods indicated:

	Price per ADS
	High	Low
	(U.S.$)
2005	26.64	19.27
2006	28.03	17.26
2007	29.38	23.59
2008	28.00	11.68
First Quarter	27.52	22.35
Second Quarter	28.00	23.09
Third Quarter	27.76	20.71
Fourth Quarter	22.90	11.68
2009
First Quarter	14.31	10.19
Second Quarter	16.10	11.25
Third Quarter	22.06	14.07
Fourth Quarter	23.80	18.50
2009
September	22.06	19.43
October	23.80	21.40
November	21.63	19.93
December	20.45	18.50
2010
January	20.56	17.62
February	18.44	16.79
March (through March 22, 2010)	19.96	18.30

Source: Bloomberg

Trading on the Budapest Stock Exchange

        The table below sets forth the high and low closing sales prices for the shares on the Budapest Stock Exchange for the periods indicated:

	Price per Share
	High	Low
	(HUF)
2005	1,092	800
2006	1,072	759
2007	1,069	852
2008	928	521
First Quarter	928	797
Second Quarter	880	716
Third Quarter	836	710
Fourth Quarter	797	521
2009
First Quarter	598	493
Second Quarter	648	504
Third Quarter	813	561
Fourth Quarter	855	708
2009
September	813	750
October	855	810
November	780	726
December	739	708
2010
January	759	706
February	727	677
March (through March 22, 2010)	755	710

Source: Bloomberg

ITEM 10—ADDITIONAL INFORMATION

Share Capital

        As of December 31, 2009, the share capital of Magyar Telekom Plc. was HUF 104,274,254,300, consisting of 1,042,742,543 Series "A" ordinary shares with a nominal value of HUF 100 each.

        Shareholders are entitled to receive dividends in proportion to the aggregate nominal value of shares held by such shareholders out of the distributable reserves assigned for distribution by the General Meeting. The dividend entitlement lapses after five years from the first payment date.

Prospective Share Repurchase Program

        On February 26, 2010, the Board of Directors resolved to propose to the General Meeting to provide authorization for the repurchase of ordinary Magyar Telekom shares. The purpose of the authorization is to have the ability to supplement Magyar Telekom's current shareholder remuneration policy to be more in line with international practices. While the authorization will allow for the repurchase of shares, the Board of Directors believes that dividend payments should remain the primary method for shareholder distributions and remuneration.

        According to the Board of Directors' proposal, the General Meeting would authorize the Board of Directors to purchase a total of up to 104,274,254 ordinary shares (with a face value of HUF 100 each) of

Magyar Telekom Plc. The authorization would be valid for 18 months starting on the approval date of the General Meeting. The shares to be purchased on the basis of this authorization may not at any time account for more than 10 percent of the share capital of Magyar Telekom Plc. In addition, the shares would be purchased through the stock exchange. The authorization may be exercised in full or in part, and the purchase can be carried out in partial tranches spread over various purchase dates within the authorization period until the maximum purchase volume is reached.

        Any such share repurchases by Magyar Telekom could be accompanied by dispositions of Magyar Telekom shares by the Company's majority shareholder necessary to maintain the majority shareholder's influence in the Company at or below its current level. Hungarian law provides that a shareholder holding more than 33 percent of the voting rights in a Hungarian public company as of December 1, 2007 (the date on which the relevant law entered into force), and which had not attained that level of ownership by means of a public tender offer, may increase its influence over the company only by conducting a compulsory tender offer for the remaining shares of the company that it does not already own.

Option to Purchase Securities from Registrant or Subsidiaries

        For information about share options, see Note 24.1 to the consolidated financial statements. For information about Deutsche Telekom stock appreciation rights, MTIP programs and stock option plans, see Note 33.4 to the consolidated financial statements.

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

        Typically, the Board of Directors calls General Meetings. To call a General Meeting, the Board of Directors must publish a notice of the meeting and an agenda at least 30 days before the scheduled date of the meeting on the website of the Budapest Stock Exchange and on the website of the Company. The Company must notify in writing each member of the Board of Directors and the Supervisory Board as well as the auditor of the Company that a General Meeting has been called within eight days following publication of such notice.

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

        The Supervisory Board comprises a minimum of three and a maximum of 15 members. Its members shall be elected by the General Meeting of shareholders for a period of three years. It may assign certain supervisory tasks to any of its members or may delegate supervisory tasks among its members on a permanent basis. The members must act in person, not through a representative. No members of the Supervisory Board may receive any instruction from his or her employer or the Company's shareholders as to fulfillment of their duty and obligations as Supervisory Board members. The Supervisory Board carries out its activities in accordance with rules of procedure established by the Supervisory Board, which are approved by the General Meeting of shareholders.

The Audit Committee

        The General Meeting elects a three to five member Audit Committee from the independent members of the Supervisory Board for the same duration as the membership of the relevant members in the Supervisory Board. The Audit Committee acts independently within its scope of authority provided in the Companies Act, Act CXX of 2001 on the Capital Market, our Articles of Association, and in compliance with the rules and regulations of the BSE, the NYSE and the SEC, as well as the provisions and rules of the Exchange Act. The Audit Committee oversees the work of the Company's independent auditor and the Group Compliance Director, evaluates the operation of the financial reporting system and the efficiency of the internal audit function.

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

Voting Rights and Voting

        Each ordinary share entitles the holder to one vote. Only shareholders or nominees registered in the shareholders' register at least six working days prior to the date of the General Meeting may participate at the General meeting with voting right. The General Meeting shall adopt its resolutions by a simple majority vote except for resolutions on issues listed in the Articles of Associations, which shall require at least a three-quarters majority of the votes cast. If the General Meeting decides to override a resolution of the Board of Directors, such shareholders resolution shall be binding only if a three-quarter majority of the votes of the shareholders that are present vote in favor of such a resolution. There is no limitation on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the ordinary shares.

Transfer of Shares

        The consent of the shareholders holding at least a simple majority of the outstanding voting stock of the Company shall be required to approve the acquisition, directly or indirectly, of the shares of the Company which, on a cumulative basis, would result in any person, or persons acting in concert, holding 10 percent or more, directly or indirectly, of the outstanding voting stock of the Company.

        In the event of transfer of shares the new shareholder shall ask for registration as a shareholder in the Shareholders' Register. The shareholder shall provide evidence to the registrar that he acquired the shares in accordance with the conditions set forth in the Articles. If the Company establishes that the transfer occurred in violation of the Articles, it shall not register such transfer of shares. The Company may refuse the request for registration into the Shareholders' Register by a person acquiring shares who omits to provide the supporting evidence or statement that such a person is obliged to submit in accordance with the Articles. The registration into the Shareholders' Register based on untrue, false or misleading statements may be deleted by a reasoned resolution of the Board of Directors. Only shareholders registered in the Company's register may exercise shareholder rights vis-a-vis the Company. If the ownership of the shareholder ceased to exist with the transfer of shares the custodian shall notify the registrar on this fact within two working days upon such event. The registrar, based on the notification, shall promptly incorporate such changes in the Shareholders' Register.

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

        In general, the Recommendations reiterate the responsibilities of the Board of Directors, Supervisory Board and executive management and encourage listed companies to go beyond the Hungarian legal requirements in the areas of corporate governance and disclosure. While the Recommendations touch upon many of the requirements under the NYSE Corporate Governance Rules, there are some differences. For example, while the Recommendations encourage listed companies to establish committees, the Recommendations suggest that the nomination and remuneration committees be comprised of a majority of independent directors, rather than exclusively with independent directors. No provision addresses the corporate governance committee, shareholder votes on equity compensation or periodic meetings of non-management directors. The Recommendations however suggest the Board of Directors be responsible for and establish guidelines on a wide range of corporate governance issues, such as executive compensation, internal control, succession of departing directors and corporate officers, risk management, insider trading and corporate disclosure.

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

        The Companies Act gives the exclusive right to the General Meeting to establish the Audit Committee of the Company (the "Audit Committee"). The new law provides that Audit Committee members should be selected from the members of the Supervisory Board who are "independent" according to the definition provided in the Companies Act. Based on the independence criteria set out in the Companies Act, a Supervisory Board member who satisfies the independence criteria for purposes of the Companies Act is also likely to satisfy the applicable criteria for purposes of SEC rules and regulations regarding independence of Audit Committee members.

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

        Aiming to further enhance accuracy and completeness of the information disclosed to security holders and investors, a disclosure committee has been established (the "Disclosure Committee"). This committee ensures that our disclosures are made in a timely manner and in line with the requirements of the applicable laws and the NYSE, the BSE or the SEC regulations.

        The Disclosure Committee, made up of individuals who are knowledgeable in the significant and diverse aspects of the Company's business, finance and risks, assists the CEO and the CFO in fulfilling their responsibility for oversight of the processes that assure the accuracy and timeliness of the disclosures made by the Company.

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

        Shareholder approval in a Hungarian stock corporation is obtained in the General Meeting, which must be held at least once a year. At the General Meeting the shareholders elect their representatives to the Supervisory Board, the Audit Committee and the Board of Directors, approve the corporate governance and management report and the financial reports of the previous business year, resolve the appropriation of distributable balance sheet profit, may give relief from liability to the members of the Board of Directors and approve the rules of procedure of the Supervisory Board. In addition, the corporation's external auditor is appointed by a shareholders' resolution based on a proposal by the Audit Committee pursuant to our Articles of Association.

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

        As of June 16, 2001 essentially all of the previous restrictions were eliminated regarding the conversion of Hungarian forints into foreign currencies and transactions between foreigners and Hungarian persons. Consequently foreign investors may:

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

Taxation

        The following is a summary, under current law, of the principal Hungarian and U.S. federal income tax considerations relevant to an investment by a U.S. taxpayer in our ordinary shares or ADSs (which we refer to collectively in this summary as the "shares"). This summary applies to you if you are eligible for benefits as a U.S. resident (a "U.S. resident") under the current income tax convention between the United States and Hungary (the "Existing Treaty") in respect of your investments in shares.

        In general, you will be eligible for benefits under the Existing Treaty in respect of such investment if:

  •
  you are an individual U.S. citizen or resident, a U.S. corporation or a partnership, estate, or trust to the extent the income derived by such partnership, estate, or trust is subject to taxation in the United States as the income of a resident, either in its hands or in the hands of its partners or beneficiaries;

  •
  you are not also a resident of Hungary for Hungarian tax purposes;

  •
  you are the beneficial owner of the shares (and the dividends paid with respect thereto);

  •
  you hold the shares as a capital asset for tax purposes; and

  •
  you do not hold the shares in connection with the conduct of business through the performance of personal services through a fixed base, in Hungary.

        Under current Hungarian domestic law no Hungarian withholding tax will apply on dividends paid by the Company to shareholders other than individuals. Therefore, non-individual U.S. taxpayers generally will not need to rely on the Existing Treaty in respect of such dividends. Additionally, no Hungarian withholding tax will apply on dividends paid by the Company to a nominee, such as the Depository or a broker holding shares held in street name, provided that such nominee provides the Central Clearing House and Depository Ltd. (KELER Zrt.) with a nominee declaration and a U.S. tax residency certificate. Without such documentation a 10 percent withholding tax will be deducted from dividends paid to such nominee with respect to individual shareholders. However such amounts can be reclaimed from the Hungarian Tax Authority based on verification by the Company.

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

        You should note that the United States and Hungary signed a new double taxation convention on February 4, 2010 (the "New Treaty") that will replace the Existing Treaty. The New Treaty will enter into force when instruments of ratification are exchanged. While the exact timing of the U.S. ratification procedures is uncertain, it is expected that the ratification will be completed by the end of 2010. The New Treaty contains a grandfathering provision allowing any person entitled to greater benefits under the Existing Treaty to elect to apply the Existing Treaty in its entirety through December 31, 2010. Subject to this grace period, the New Treaty would generally be effective, in respect of taxes withheld at source, for amounts paid or credited on or after the first day of the second month following the date the New Treaty enters into force. In respect of other taxes, the New Treaty would generally be effective for taxable periods beginning on or after January 1 of the first full calendar year after the date the New Treaty enters into force. The most significant changes introduced by the New Treaty are the inclusion of a limitation on benefits article, which is absent from the Existing Treaty, and a withholding tax exemption for dividends paid to pension funds. You should consult your own tax advisor to determine your eligibility for the benefits of the New Treaty once it enters into force.

        With regard to Hungarian taxation:

1.
Dividends

        Since the Company's shares are listed on a regulated stock exchange in the EU, for individual shareholders, dividends from 2009 profits that you receive on the shares will generally be subject to Hungarian withholding tax at a rate of 10 percent. This tax rate is lower than the 15 percent rate of the Existing Treaty (and New Treaty); therefore, individual U.S. taxpayers generally will not need to rely on the Existing Treaty (or New Treaty) in respect of such dividends.

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

  •
  Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual before January 1, 2011, with respect to the shares will be subject to taxation at a maximum rate of 15 percent if the dividends are "qualified dividends." Dividends paid on the shares will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service ("IRS") has approved for the purposes of the qualified dividend rules, and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company ("PFIC"). The Existing Treaty between Hungary and the United States has been approved for the purposes of the qualified dividend rules, and it is anticipated that the New Treaty would be approved for purposes of the qualified dividend rules. Based on the Company's audited financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2009 taxable year. In addition, based on the Company's current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2010 taxable year.

  •
  Dispositions of shares that you make will generally give rise to capital gain or loss, which will be long-term capital gain or loss, subject to taxation at reduced rates for non-corporate taxpayers, if the shares were held for more than one year.

  •
  Dividends that you receive generally will constitute "passive category income" (or, in the case of certain shareholders, "general category income") for U.S. foreign credit purposes. Hungarian tax withheld from dividends will be treated as a foreign income tax that, subject to generally applicable limitations under U.S. tax law, is eligible for credit against your U.S. federal income tax liability or, if you have elected to deduct such taxes, may be deducted in computing taxable income.

  •
  Fluctuations in the U.S. dollar—HUF exchange rate between the date that you receive a dividend and the date that you receive a related refund of Hungarian withholding tax may give rise to foreign currency gain or loss, which is generally treated as ordinary income or loss for U.S. tax purposes.

  •
  Dividend payments made to U.S. residents and proceeds paid to U.S. residents from the sale, exchange, redemption or disposal of shares or ADSs may be subject to information reporting to the Internal Revenue Service. Such payments may be subject to backup withholding taxes unless the holder (i) is a corporation or other exempt recipient or (ii) provides a taxpayer identification number on a properly completed Internal Revenue Service Form W-9 and certifies that no loss of exemption from backup withholding has occurred.

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

ITEM 12—DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEM 12.D.3

        As a general rule, a depositary collects fees for the issuance and cancellation of ADSs from the investor or the investor's intermediary against the deposit or withdrawal of ordinary shares in the custodian account. As provided in the Deposit Agreement between JP Morgan Chase Bank, as depositary (the "Depositary"), Magyar Telekom Plc. (the "Company") and Holders of American Depositary Receipts dated as of November 13, 1997, as amended as of June 2, 1999 and December 18, 2007, holders of ADSs may be charged, directly or indirectly, the following amounts in relation to the ownership of depositary receipts held in the Company's ADR Program, which amounts are payable to the Depositary.

        The following table shows the fees and charges that a holder of our ADSs may have to pay, either directly or indirectly to the Depositary:

Category		Depositary Actions	Associated Fee
(a)	depositing or substituting the underlying shares	Each person to whom ADSs are issued against deposits of shares, including deposits in respect of share distributions, rights and other distributions.	Up to USD 5.00 for each 100 ADSs (or portion thereof), evidenced by the ADRs delivered or surrendered.
(b)	receiving or distributing dividends	Distribution of dividends	USD 0.02 per ADS per calendar year
(c)	selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs, which would have been charged as a result of the deposit of such securities	USD 5.00 for each 100 ADSs (or portion thereof)
(d)	withdrawing an underlying security	Acceptance of ADRs surrendered for withdrawal of deposited securities	Up to USD 5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs surrendered
(e)	general depositary services	Administration of ADRs (to be charged only when there was no distribution of annual cash dividends)
An aggregate fee of USD 0.02 per ADS (or portion thereof) per calendar year and payable at the sole discretion of the depositary by ADR holders or by deducting such charge from one or more cash dividends or other cash distributions.
(f)	expenses of the depositary

Expenses incurred on behalf of Holders in connection with:

•       Compliance with foreign exchange control regulations or any law or regulation relating to foreign investment

•       The depositary's or its custodian's compliance with applicable law, rule or regulation

•       Stock transfer or other taxes and other governmental charges

•       Cable, telex, facsimile transmission/delivery

•       Expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency)

•       Any other charge payable by depositary or its agents

Expenses payable at the sole discretion of the depositary by ADR holders or by deducting charges from one or more cash dividends or other cash distributions.

 ITEM 12.D.4.

Direct Payments

        JP Morgan Chase Bank, as depositary, has agreed to reimburse certain reasonable expenses related to our ADR program and incurred by us in connection with such program. In 2009, the depositary reimbursed us U.S. dollar 150,818. The amounts the depositary reimbursed the Company are not necessarily related to the fees collected by the depositary from ADR holders. Under certain circumstances, including termination of the program prior to December 18, 2012, we are required to repay JP Morgan Chase Bank the amounts reimbursed in prior periods. The table below sets forth the types of expenses that JP Morgan Chase Bank has agreed to reimburse and the amounts reimbursed during 2009.

Category of Expenses	Amount Reimbursed for the Year Ended December 31, 2009
U.S. Securities and Exchange Commission filing fees in relation to Form 20-F filing	$20,120
Listing fees	$38,000
Investor Relations(1)	$92,698
Total	$150,818

(1)
Includes investor relations servicing, investor related and road show presentation expenses.

Indirect Payments

        As part of its service to Magyar Telekom, JP Morgan Chase Bank has agreed to waive fees for the standard costs associated with the administration of our ADR program, associated operating expenses and Investor Relations support estimated to total $390,000. Under certain circumstances, including termination of the program prior to December 18, 2012, Magyar Telekom is required to repay JP Morgan Chase Bank the amounts waived and/or expenses paid in prior periods. The table below sets forth the fees that JP Morgan Chase Bank has agreed to waive and/or expenses that JP Morgan Chase Bank has agreed to pay in the year ended December 31, 2009.

Category of Expenses	Amount Waived or Paid for the Year Ended December 31, 2009
Third-party expenses paid directly	$0
Fees waived	$390,000
Total	$390,000

        The Company has not received any further direct or indirect payments from JP Morgan Chase Bank between December 31, 2009 and the date of this Annual Report.

PART II

ITEM 13—DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14—MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
AND USE OF PROCEEDS

        None.

ITEM 15—CONTROLS AND PROCEDURES

(a)   Disclosure Controls and Procedures

Investigation

        In the course of conducting their audit of the Company's 2005 financial statements, PricewaterhouseCoopers, the Company's auditors, identified two contracts the nature and business purposes of which were not readily apparent to them. In February 2006, the Company's Audit Committee retained White & Case, as its independent legal counsel, to conduct an internal investigation into whether the Company had made payments under those, or other contracts, potentially prohibited by U.S. laws or regulations, including the U.S. Foreign Corrupt Practices Act ("FCPA") or internal Company policy. The Company's Audit Committee also informed the United States Department of Justice ("DOJ"), the United States Securities and Exchange Commission ("SEC") and the Hungarian Financial Supervisory Authority of the internal investigation.

        Based on the documentation and other evidence obtained by it, White & Case preliminarily concluded that there was reason to believe that four consulting contracts entered into in 2005 were entered into to serve improper objectives, and further found that during 2006 certain employees had destroyed evidence that was relevant to the investigation. White & Case also identified several contracts at our Macedonian subsidiary that warranted further review. In February 2007, our Board of Directors determined that those contracts should be reviewed and expanded the scope of the internal investigation to cover these additional contracts and any related or similarly questionable contracts or payments.

        For further information about the internal and governmental investigations, please refer to the Company's quarterly reports for the first, second and third quarters of 2009 furnished under cover of Form 6-K and the Company's annual reports on Form 20-F for the year ended December 31, 2008.

        On December 2, 2009, the Audit Committee provided the Company's Board of Directors with a "Report of Investigation to the Audit Committee of Magyar Telekom Plc." dated November 30, 2009 (the "Final Report"). The Audit Committee indicated that it considers that, with the preparation of the Final Report based on currently available facts, White & Case has completed its independent internal investigation.

        The Final Report includes the following findings and conclusions, based upon the evidence available to the Audit Committee and its counsel:

  •
  The information obtained by the Audit Committee and its counsel in the course of the investigation "demonstrates intentional misconduct and a lack of commitment to compliance at the most senior levels of Magyar Telekom, TCG, and Makedonski Telekom during the period under investigation."

  •
  As previously disclosed, with respect to Montenegrin contracts, there is "insufficient evidence to establish that the approximately EUR 7 million in expenditures made pursuant to four consultancy contracts . . . were made for legitimate business purposes", and there is "affirmative evidence that these expenditures served improper purposes." These contracts were not appropriately recorded in the books and records of the Company and its relevant subsidiaries. As previously disclosed, the

    Company has already reclassified, in the Company's financial statements, the accounting treatment relating to certain of these contracts to more accurately account for these expenditures.

  •
  As previously disclosed, there is evidence that certain former employees intentionally destroyed documents relating to activities undertaken in Macedonia by the Company and its affiliates.

  •
  Between 2000 and 2006 a small group of former senior executives at the Company and the Company's Macedonian affiliates, authorized the expenditure of approximately EUR 24 million through over twenty suspect consultancy, lobbying, and other contracts (including certain contracts between the Company and its subsidiaries on one hand, and affiliates of a Cyprus-based consulting company on the other hand). The Final Report concludes that "the available evidence does not establish that the contracts under which these expenditures were made were legitimate."

  •
  "The evidence shows that, contrary to their terms, a number of these contracts were undertaken to obtain specific regulatory and other benefits from the government of Macedonia. The Companies generally received the benefits sought and then made expenditures under one or more of the suspect contracts. There is evidence that the remaining contracts were also illegitimate and created a pool of funds available for purposes other than those stated on the face of the agreements."

  •
  In entering into these contracts and approving expenditures under them, the former senior executives knowingly caused, structured, or approved transactions that shared most or all of the following characteristics:

  •
  intentional circumvention of internal controls;

  •
  false and misleading Company documents and records;

  •
  lack of due diligence concerning, and failure to monitor performance of, contractors and agents in circumstances carrying a high risk of corruption;

  •
  lack of evidence of performance; and

  •
  expenditures that were not for the purposes stated in the contracts under which they were made, but rather were intended to obtain benefits for the Companies that could only be conferred by government action.

        The Final Report states that "the Investigation did not uncover evidence showing receipt of payments by any Macedonian government officials or political party officials." However, the Audit Committee's counsel did not have access to evidence that would allow it to identify the ultimate beneficiaries of these expenditures.

        Nothing in the Final Report implicates any current senior executive or Board member of the Company in connection with any wrongdoing.

        As previously disclosed, the Company has taken remedial measures to address issues previously identified by the independent investigation. These measures included steps designed to revise and enhance the Company's internal controls as well as the establishment of the Corporate Compliance Program.

        Key aspects of our Corporate Compliance Program include:

  •
  Creating the position of the Group Compliance Director (reporting directly to the Audit Committee) in 2007;

  •
  Establishing and disseminating compliance directives, policies and procedures, including the Corporate Compliance Program Manual, the Code of Conduct, the Financial Code of Ethics for Treasury and Financial Managers, the compliance directive with anti-corruption laws, the Anti-fraud Policy and procurement directives;

  •
  Training for employees, officers and directors of Magyar Telekom and its subsidiaries on several different compliance-related topics;

  •
  Instituting an ethics line to enable employees within Magyar Telekom Group or any third party to report anonymous compliance related information as well as operating a consultation desk to support employees in case of any compliance related concerns and questions;

  •
  Establishing committees to address issues that were the subject of the Audit Committee investigation, including a Committee to review mergers and acquisitions and a Group Compliance Committee assisting the Group Compliance Director in implementing, monitoring and enforcing the Corporate Compliance Program;

  •
  Implementing the Corporate Compliance Program at Magyar Telekom subsidiaries; and

  •
  Implementing a monitoring process which includes regular reviews of high risk areas, third party relationships, and the Corporate Compliance Program itself.

        Due to the above measures, no modifications to the Corporate Compliance Program were viewed as necessary in response to the Final Report. This conclusion has been discussed with the Audit Committee and the Audit Committee has not made recommendations either relating to the Company's compliance program or internal controls.

        The Company is continuing to assess the nature and scope of potential legal remedies available to the Company against individuals or entities that may have caused harm to the Company.

        As previously announced, the DOJ, the SEC and the Ministry of Interior of the Republic of Macedonia have commenced investigations into certain of the Company's activities that were the subject of the internal investigation. Also, as previously announced, the Hungarian National Bureau of Investigation ("NBI") has begun a criminal investigation into alleged misappropriation of funds relating to payments made in connection with the Company's ongoing internal investigation and the possible misuse of personal data of employees in the context of the internal investigation. These governmental investigations are continuing, and the Company continues to cooperate with those investigations. The Company cannot predict what the final outcome of those investigations may be or the impact, if any, they may have on its financial statements or results of operations. Furthermore, government authorities could seek criminal or civil sanctions, including monetary penalties, against the Company or its affiliates as well as additional changes to its business practices and compliance programs.

Evaluation of the Effectiveness of Disclosure Controls and Procedures

        As of December 31, 2009 (the "Evaluation Date"), our Board of Directors, including our CEO and CFO, carried out an evaluation of the effectiveness of our "disclosure controls and procedures" (as defined in Rules 13(a)-15(e) and 15(d)-15(e) under the Exchange Act). Based on that evaluation, these officers have concluded that as of the Evaluation Date, our disclosure controls and procedures were effective and designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

(b)   Management's Annual Report on Internal Control over Financial Reporting

        As required by section 404 of the Sarbanes-Oxley Act of 2002, our management is responsible for establishing and maintaining adequate "internal control over financial reporting" (as defined in Rule 13(a)-15(f) under the Exchange Act). Our system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with IFRS as issued by the International Standards Board ("IASB").

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        Our Board of Directors, including our CEO and CFO, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. The Board of Directors' assessment was based on the framework and criteria established in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on the assessment under these criteria, our Board of Directors, including our CEO and CFO, has concluded that, as of December 31, 2009, the Company's internal control over financial reporting was effective.

(c)   Attestation Report of the Registered Public Accounting Firm

        The Company's internal control over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers Könyvvizsgáló és Gazdasági Tanácsadó Kft., an independent registered public accounting firm as stated in their report which appears herein. See page F-2, Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of Magyar Telekom Plc.

(d)   Changes in Internal Control over Financial Reporting

        There were no changes in our internal control over financial reporting during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A—AUDIT COMMITTEE FINANCIAL EXPERT

        On July 27, 2009 Dr. Ádám Farkas, Chairman and Financial Expert of the Audit Committee, resigned from his positions as of that date.

        The Audit Committee has determined that Dr. János Illéssy is an "audit committee financial expert" as defined by Item 401 (h) of Regulation S-K of the Exchange Act, as amended. Dr. Illéssy is also "independent", as that term is defined in Rule 10A-3 under the Exchange Act.

        For the biography of Mr. Illéssy, see "Item 6—Directors, Senior Management and Employees".

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

 ITEM 16C—PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

        The following table sets forth the fees (including expenses) of our independent auditors, PwC, related to 2008 and 2009:

	For the year ended December 31,
	2008	2009
	(in HUF millions)
Audit Fees	500	593
Audit-Related Fees	108	205
Tax Fees	0	0
All Other Fees	0	4

Total	608	802

        Audit fees in the above table are the aggregate fees of PwC in connection with the audit of our annual financial statements, review of quarterly reports and services performed in relation to legal obligations and submissions required by regulatory provisions.

        Audit-related fees in the above table are the aggregate fees of PwC for services which are normally performed by the external auditor in connection with the auditing of the annual financial statements, e.g., advice on issues of accounting and reporting which were not classified as audit services and support for the interpretation of new accounting and reporting standards. Audit-related fees in 2009 include HUF 205 million (in 2008: HUF 108 million) relating to the ongoing investigation.

        Other fees in the above table are fees of PwC primarily related to services such as participation by Magyar Telekom employees in conferences and training sessions organized by PwC. There were no such fees incurred in 2008.

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

 PART III

ITEM 17—FINANCIAL STATEMENTS

        See pages F-1 through F-118 incorporated herein by reference.

ITEM 18—FINANCIAL STATEMENTS

        Not applicable.

ITEM 19—EXHIBITS

  1.1.Articles of Association of Magyar Telekom.

  2.1.Form of Deposit Agreement, dated as of October 8, 1997, among Matáv, Morgan Guaranty Trust Company of New York, as Depository, and holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt (incorporated herein by reference to Exhibit 4.1. of Magyar Telekom's Form F-1 dated November 13, 1997).

  2.2.Amendment to Deposit Agreement, dated December 18, 2007, among Magyar Távközlési Rt. And JP Morgan Chase Bank (incorporated herein by reference to Amendment to Magyar Telekom's Form F-6 dated January 23, 2008).

  4.1.Shareholders' Agreement, dated September 26, 1997, by and among Matáv, MagyarCom and the Minister (incorporated herein by reference to Exhibit 10.5. of Magyar Telekom's Form F-1 dated November 13, 1997).

  4.2.Framework Cooperation and Service Agreement between T-Mobile International AG and Magyar Telekom Távközlési Nyilvánosan Müködö Részvénytársaság, dated May 27, 2008 (incorporated herein by reference to Exhibit 4.8. of Magyar Telekom's Form 20-F dated May 21, 2009).

  8.1.See "Significant Subsidiaries" in "Item 4—Information on the Company" for significant subsidiaries as of December 31, 2009.

11.1.
Deutsche Telekom Group and Magyar Telekom Group's Code of Conduct (incorporated herein by reference to Exhibit 11.1. of Magyar Telekom's Form 20-F dated May 21, 2009).

11.2.
Magyar Telekom Group's Financial Code of Ethics for Treasury and Financial Managers (incorporated herein by reference to Exhibit 11.2. of Magyar Telekom's Form 20-F dated May 21, 2009).

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

Date: March 24, 2010

MAGYAR TELEKOM PLC.
By:	/s/ CHRISTOPHER MATTHEISEN
Name:	Christopher Mattheisen
Title:	Chairman and Chief Executive Officer

By:	/s/ THILO KUSCH
Name:	Thilo Kusch
Title:	Chief Financial Officer

MAGYAR TELEKOM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF MAGYAR TELEKOM PLC.

        In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Magyar Telekom and its subsidiaries at December 31, 2009 and December 31, 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management's Annual Report on Internal Control over Financial Reporting appearing in Item 15b of the 2009 Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers Könyvvizsgáló és Gazdasági Tanácsadó Kft.
Budapest, Hungary
March 24, 2010

MAGYAR TELEKOM

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As restated (Notes 1.2.2 and 2.1.5)

		At December 31,
	Note	2006	2007	2008	2009	2009 (unaudited— Note 2.1)
		(in HUF millions)				(million USD)
ASSETS
Current assets
Cash and cash equivalents	6	60,207	47,666	66,680	34,270	182
Trade and other receivables	7	102,390	103,576	101,895	110,353	587
Other current financial assets	8.1	21,064	63,431	68,498	87,611	466
Current income tax receivable	9.1	6,735	1,857	2,676	4,075	22
Inventories	10	10,460	10,652	13,291	9,788	52
Non current assets held for sale	11	6,825	4,393	1,775	3,269	17

Total current assets		207,681	231,575	254,815	249,366	1,326
Non current assets
Property, plant and equipment	12	550,900	534,731	543,689	550,745	2,928
Intangible assets	13	329,427	334,914	335,379	335,615	1,785
Investments in associates and joint ventures	14	5,771	4,936	4,136	186	1
Deferred tax assets	9.4	9,575	1,286	1,590	1,890	10
Other non current financial assets	8.2	23,786	24,977	26,094	27,682	147
Other non current assets	15	2,142	846	840	893	5

Total non current assets		921,601	901,690	911,728	917,011	4,876

Total assets		1,129,282	1,133,265	1,166,543	1,166,377	6,202

LIABILITIES
Current liabilities
Financial liabilities to related parties	16	77,756	25,210	96,331	70,573	375
Other financial liabilities	17	29,903	44,666	37,134	36,332	193
Trade payables	18	81,392	86,046	92,340	85,874	457
Current income tax payable	9.1	1,736	2,365	1,697	624	3
Provisions	19	12,370	20,060	15,842	12,692	68
Other current liabilities	20	111,232	44,671	38,092	32,228	171

Total current liabilities		314,389	223,018	281,436	238,323	1,267
Non current liabilities
Financial liabilities to related parties	16	185,432	254,432	243,097	266,998	1,420
Other financial liabilities	17	20,697	55,038	23,039	26,221	139
Deferred tax liabilities	9.4	5,647	2,714	11,071	18,594	99
Provisions	19	3,614	12,665	10,049	9,721	51
Other non current liabilities	21	10,131	7,500	1,304	1,100	6

Total non current liabilities		225,521	332,349	288,560	322,634	1,715

Total liabilities		539,910	555,367	569,996	560,957	2,982
EQUITY
Equity of the owners of the parent
Common stock		104,277	104,275	104,275	104,275	554
Additional paid in capital		27,380	27,379	27,379	27,379	146
Treasury stock		(1,504)	(1,179)	(1,179)	(1,179)	(6)
Retained earnings		393,994	381,727	397,684	398,250	2,118
Other components of equity		(1,425)	(521)	5,787	9,755	52

Total Equity of the owners of the parent		522,722	511,681	533,946	538,480	2,864
Non-controlling interests		66,650	66,217	62,601	66,940	356

Total equity		589,372	577,898	596,547	605,420	3,220

Total liabilities and equity		1,129,282	1,133,265	1,166,543	1,166,377	6,202

        These consolidated financial statements were approved and signed by the CEO and CFO of the Company on March 24, 2010.

Christopher Mattheisen	Thilo Kusch
Chairman and Chief Executive Officer	Chief Financial Officer

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TELEKOM

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the year ended December 31,
	Note	2007	2008	2009	2009 (unaudited— Note 2.1)
		(in HUF millions, except per share amounts)			(million USD)
Revenue	22	676,661	673,056	643,989	3,424
Expenses directly related to revenues	23	(177,265)	(167,558)	(160,576)	(854)
Employee related expenses	24	(120,176)	(100,320)	(101,918)	(542)
Depreciation and amortization		(115,595)	(106,120)	(101,920)	(542)
Other operating expenses	25	(139,314)	(141,049)	(135,305)	(719)

Operating expenses		(552,350)	(515,047)	(499,719)	(2,657)
Other operating income	26	4,001	4,249	2,863	15

Operating profit		128,312	162,258	147,133	782
Finance expenses	27	(35,186)	(37,199)	(37,533)	(199)
Finance income	28	5,217	6,891	4,720	25
Share of associates' and joint ventures' profits/(losses)	14	934	1,341	(109)	(1)

Profit before income tax		99,277	133,291	114,211	607
Income tax expense	9.2	(26,221)	(27,698)	(20,958)	(111)

Profit for the year		73,056	105,593	93,253	496
Exchange differences on translating foreign operations		861	8,851	6,159	33
Revaluation of available-for-sale financial assets—before tax		233	(348)	(6)	—
Revaluation of available-for-sale financial assets—tax effect		(23)	35	—	—

Other comprehensive income for the year, net of tax		1,071	8,538	6,153	33

Total comprehensive income for the year		74,127	114,131	99,406	529

Profit attributable to:
Owners of the parent		60,155	93,008	77,618	413
Non-controlling interests		12,901	12,585	15,635	83

		73,056	105,593	93,253	496

Total comprehensive income attributable to:
Owners of the parent		61,059	99,316	81,586	434
Non-controlling interests		13,068	14,815	17,820	95

		74,127	114,131	99,406	529

Earnings per share (EPS) information:
Profit attributable to the owners of the Company		60,155	93,008	77,618	413
Weighted average number of common stock outstanding (thousands) used for basic and diluted EPS		1,041,070	1,041,242	1,041,241	1,041,241
Basic and diluted earnings per share (HUF and USD)		57.78	89.32	74.54	0.40

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TELEKOM

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the year ended December 31,
	Note	2007	2008	2009	2009 (unaudited— Note 2.1)
		(in HUF millions)			(million USD)
Cashflows from operating activities
Profit for the year		73,056	105,593	93,253	493
Depreciation and amortization		115,595	106,120	101,920	542
Income tax expense		26,221	27,698	20,958	114
Finance expenses		35,186	37,199	37,533	199
Finance income		(5,217)	(6,891)	(4,720)	(25)
Share of associates' and joint ventures' profits/ (losses)		(934)	(1,341)	109	1
Change in assets carried as working capital		6,897	1,481	(1,427)	(7)
Change in provisions		16,997	(10,265)	(3,918)	(21)
Change in liabilities carried as working capital		8,595	1,886	(4,231)	(23)
Income tax paid		(12,343)	(20,768)	(16,053)	(85)
Dividend received		72	127	2,149	11
Interest and other financial charges paid		(32,528)	(34,119)	(38,627)	(205)
Interest received		5,742	7,923	8,453	45
Other cashflows from operations		(5,999)	(4,354)	(1,604)	(9)

Net cash generated from operating activities		231,340	210,289	193,795	1,030
Cashflows from investing activities
Purchase of property plant and equipment (PPE) and intangible assets	29	(103,097)	(116,039)	(110,228)	(586)
Purchase of subsidiaries and business units	30	(710)	(762)	(5,193)	(28)
Cash acquired through business combinations		485	—	460	2
Cash spun-off through demerger		(1,173)	—	—	—
Payments for other financial assets—net		(39,491)	(4,075)	(18,547)	(99)
Proceeds from disposal of subsidiaries and associates	5.5	—	1,233	2,074	11
Proceeds from disposal of PPE and intangible assets		9,105	6,194	1,135	6

Net cash used in investing activities		(134,881)	(113,449)	(130,299)	(692)
Cashflows from financing activities
Dividends paid to shareholders and Non-controlling interest		(162,558)	(95,343)	(93,640)	(498)
Proceeds from loans and other borrowings		283,184	143,014	190,617	1,014
Repayment of loans and other borrowings		(230,238)	(126,901)	(193,537)	(1,029)
Proceeds from sale of treasury stock		391	—	—	—

Net cash used in financing activities		(109,221)	(79,230)	(96,560)	(513)
Exchange gains on cash and cash equivalents		221	1,404	654	3
Change in cash and cash equivalents		(12,541)	19,014	(32,410)	(172)
Cash and cash equivalents, beginning of year		60,207	47,666	66,680	354

Cash and cash equivalents, end of year	6	47,666	66,680	34,270	182

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TELEKOM

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
As restated (Note 1.2.2)

	Shares of common stock (a)	Common stock (a)	Additional paid in capital (b)	Treasury stock (c)	Retained earnings (d)	Cumulative translation adjustment (e)	Revaluation reserve for AFS financial assets—net of tax (f)	Reserve for equity settled share based transactions (g)	Equity of the owners of the parent	Non-controlling interests (h)	Total Equity
	pieces	(In HUF millions)
Balance at December 31, 2006—as restated	1,042,768,215	104,277	27,380	(1,504)	393,994	(1,474)	—	49	522,722	66,650	589,372

Dividend (i)					(72,729)				(72,729)	—	(72,729)
Dividend declared to Non-controlling interests (j)									—	(13,729)	(13,729)
Elimination of the "B" share (a)	100								—	—	—
Share options exercised by managers (k)				325	66				391	—	391
Excess related to the acquisition of TSH (l)					3				3	1,540	1,543
TSH demerger (l)					243				243	(1,312)	(1,069)
Reduction in capital as a result of merger with T-Online and Emitel (m)	(22,700)	(2)	(1)		(5)				(8)	—	(8)
Total comprehensive income for the year					60,155	786	118		61,059	13,068	74,127

Balance at December 31, 2007—as restated	1,042,745,615	104,275	27,379	(1,179)	381,727	(688)	118	49	511,681	66,217	577,898

Dividend (i)					(77,051)				(77,051)	—	(77,051)
Dividend declared to Non-controlling interests (j)									—	(18,431)	(18,431)
Total comprehensive income for the year					93,008	6,485	(177)		99,316	14,815	114,131

Balance at December 31, 2008—as restated	1,042,745,615	104,275	27,379	(1,179)	397,684	5,797	(59)	49	533,946	62,601	596,547

Dividend (i)					(77,052)				(77,052)	—	(77,052)
Dividend declared to Non-controlling interests (j)									—	(13,481)	(13,481)
Reduction in capital as a result of merger with T-Kábel and Dél-Vonal (n)	(3,072)								—	—	—
Total comprehensive income for the year					77,618	3,971	(3)		81,586	17,820	99,406

Balance at December 31, 2009	1,042,742,543	104,275	27,379	(1,179)	398,250	9,768	(62)	49	538,480	66,940	605,420

Of which treasury stock	(1,503,541)

Shares of common stock outstanding at December 31, 2009	1,041,239,002

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(a)
The total amount of issued shares of common stock of 1,042,742,543 (each with a nominal value of HUF 100) is fully paid as at December 31, 2009. Total shareholders' equity included one Series "B" preference share at the nominal value of HUF 10,000 until September 30, 2007. This Series "B" share was held by the Ministry of Economics and Transport, and bestowed certain rights on its owner, including access to information, and the appointment of a Director. This share could only be held by the Government or its nominee. In order to comply with EU regulations, a new Hungarian regulation in 2007 required the Company to eliminate the "B" share and the special rights attached to it, consequently, the "B" share was transformed into 100 ordinary shares. The number of authorized ordinary shares on December 31, 2009 is 1,042,742,543.

(b)
Additional paid in capital represents the amount above the nominal value of the shares that was received by the Company during capital increases.

(c)
Treasury stock represents the cost of the Company's own shares repurchased. Of the Treasury shares as at December 31, 2009, 103,530 can be used by the ex-CEO for his share options still outstanding (Note 24.1.3).

(d)
Retained earnings include the accumulated and undistributed profit of the Group. The distributable reserves of the Company under Hungarian law at December 31, 2009 amounted to approximately HUF 266,149 million (HUF 270,869 million at December 31, 2008).

(e)
Cumulative translation adjustment represents the foreign exchange differences arising on the consolidation of foreign subsidiaries.

(f)
Revaluation reserve for available-for-sale (AFS) financial assets includes the unrealized gains and losses net of tax on available-for-sale financial assets.

(g)
Reserve for equity settled share based transactions includes the compensation expenses accrued in this reserve related to share settled compensation programs. The balance of this reserve of HUF 49 million in the reported periods represents the amount reserved for the 103,530 options (granted in 2000) Magyar Telekom's ex-CEO still has open (Note 24.1.3).

(h)
Non-controlling interests represent the Non-controlling shareholders' share of the net assets of subsidiaries, in which the Group has less than 100% ownership.

(i)
In 2009 Magyar Telekom Plc. declared HUF 74 dividend per share (HUF 74 in 2008, HUF 70 in 2007).

(j)
The amount of dividends declared to Non-controlling owners includes predominantly the dividends declared to the Non-controlling owners of Makedonski Telekom (MKT) and Crnogorski Telekom (CT), the Group's subsidiaries.

(k)
In 2007 managers exercised share options, for which the Company used its treasury shares. As a result of these transactions, the Company sold 414,283 of its treasury shares to the managers at the fixed option prices. On the sale of the treasury shares the Company recognized a gain of HUF 66 million, which was recognized in Retained earnings. For more details on the programs see Note 24.1.2.

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Continued)

(l)
As of January 1, 2007 Magyar Telekom acquired an additional 2% ownership in T-Systems Hungary (TSH) for a cost of HUF 60 million. The acquisition was accounted for at cost as the transaction took place between entities under common control, and resulted in an excess of HUF 3 million recognized in Retained earnings (Note 5.3.2). As of August 31, 2007 TSH had a legal split (spin-off), as a result of which the net assets and the equity of TSH were divided between the owners, after which Magyar Telekom became a 100% owner of the net assets and equity retained in TSH. As the transaction took place between entities under common control, the spin-off was accounted for at cost, and resulted in an excess of HUF 243 million recognized in Retained earnings.

(m)
In 2007 Magyar Telekom Plc. merged with T-Online Hungary's access business line and Emitel, its 100% subsidiaries. During the merger, the owners of 22,700 shares expressed their intention not to participate as owners in the merged Company. Consequently, the Company withdrew these shares and paid off these owners with a corresponding decrease in Common stock, Additional paid in capital and Retained earnings, and the merged Company was registered with 22,700 less shares as of September 30, 2007.

(n)
In 2009 Magyar Telekom Plc. merged with T-Kábel and Dél-Vonal, its 100% subsidiaries. During the merger, the owners of 3,072 shares expressed their intention not to participate as owners in the merged Company. Consequently, the Company withdrew these shares and paid off these owners with a corresponding decrease in Common stock, Additional paid in capital and Retained earnings. These amounts did not exceed HUF 1 million. The merged Company was registered with 3,072 less shares as of September 30, 2009.

        Together with the approval of these financial statements for issue, the Board of the Company proposes a HUF 74 per share dividend distribution (in total HUF 77,052 million) to be approved by the Annual General Meeting of the Company in April 2010.

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.     GENERAL INFORMATION

1.1   About the Company

        Magyar Telekom Plc. (the "Company" or "Magyar Telekom Plc."), with its subsidiaries form Magyar Telekom Group ("Magyar Telekom" or "the Group"). Magyar Telekom is the principal supplier of telecommunications services in Hungary, Macedonia and Montenegro and alternative service provider in Bulgaria, Romania and in the Ukraine. These services are subject to various telecommunications regulations depending on the countries of operations (Note 1.3).

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

        The CEO and the CFO of the Company were authorized by the Board of the Directors of the Company to approve and sign these consolidated financial statements. These consolidated financial statements are prepared according to IFRS as issued by the International Accounting Standards Board (IASB), while the statutory consolidated financial statements of the Company are prepared according to IFRS as adopted by the EU. As there are no applicable differences between the two sets of standards for the Company, the two sets of consolidated financial statements are identical except for the description of the standards based on which they are prepared. The statutory consolidated financial statements of the Company were approved for issue by the Company's Board of Directors (the Board) on March 10, 2010, and is to be approved by the annual General Meeting of the Company in April 2010.

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

        On June 29, 2009, Magyar Telekom's Extraordinary General Meeting approved the merger of Magyar Telekom Plc., T-Kábel Kft. and Dél-Vonal Kft., two 100% subsidiaries of Magyar Telekom Plc. As the merger occurred between the parent company and its 100% owned subsidiaries, the transaction did not have any impact on the Consolidated financial position of the Group or its operating segments other than as disclosed in the notes to the Consolidated statements of changes in equity. The merger was registered by the Hungarian Court of Registration as of September 30, 2009.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.     GENERAL INFORMATION (Continued)

1.2   Investigation into certain consultancy contracts

1.2.1  Summary of the Investigations

        In the course of conducting their audit of the Company's 2005 financial statements, PricewaterhouseCoopers, the Company's auditors, identified two contracts the nature and business purposes of which were not readily apparent to them. In February 2006, the Company's Audit Committee retained White & Case, as its independent legal counsel, to conduct an internal investigation into whether the Company had made payments under those, or other contracts, potentially prohibited by U.S. laws or regulations, including the U.S. Foreign Corrupt Practices Act ("FCPA") or internal Company policy. The Company's Audit Committee also informed the United States Department of Justice ("DOJ"), the United States Securities and Exchange Commission ("SEC") and the Hungarian Financial Supervisory Authority of the internal investigation.

        Based on the documentation and other evidence obtained by it, White & Case preliminarily concluded that there was reason to believe that four consulting contracts entered into in 2005 were entered into to serve improper objectives, and further found that during 2006 certain employees had destroyed evidence that was relevant to the investigation. White & Case also identified several contracts at our Macedonian subsidiary that warranted further review. In February 2007, our Board of Directors determined that those contracts should be reviewed and expanded the scope of the internal investigation to cover these additional contracts and any related or similarly questionable contracts or payments.

        For further information about the internal and governmental investigations, please refer to the Company's quarterly reports for the first, second and third quarters of 2009 and the Company's annual reports on Form 20-F for the year ended December 31, 2008 filed with the SEC.

        On December 2, 2009, the Audit Committee provided the Company's Board of Directors with a "Report of Investigation to the Audit Committee of Magyar Telekom Plc." dated November 30, 2009 (the "Final Report"). The Audit Committee indicated that it considers that, with the preparation of the Final Report based on currently available facts, White & Case has completed its independent internal investigation.

        The Final Report includes the following findings and conclusions, based upon the evidence available to the Audit Committee and its counsel:

  •
  The information obtained by the Audit Committee and its counsel in the course of the investigation "demonstrates intentional misconduct and a lack of commitment to compliance at the most senior levels of Magyar Telekom, TCG, and MakTel during the period under investigation."

  •
  As previously disclosed, with respect to Montenegrin contracts, there is "insufficient evidence to establish that the approximately EUR 7 million in expenditures made pursuant to four consultancy contracts . . . were made for legitimate business purposes", and there is "affirmative evidence that these expenditures served improper purposes." These contracts were not appropriately recorded in the books and records of the Company and its relevant subsidiaries. As previously disclosed, the Company has already reclassified, in the Company's financial statements, the accounting treatment relating to certain of these contracts to more accurately account for these expenditures.

  •
  As previously disclosed, there is evidence that certain former employees intentionally destroyed documents relating to activities undertaken in Macedonia by the Company and its affiliates.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.     GENERAL INFORMATION (Continued)

  •
  Between 2000 and 2006 a small group of former senior executives at the Company and the Company's Macedonian affiliates, authorized the expenditure of approximately EUR 24 million through over twenty suspect consultancy, lobbying, and other contracts (including certain contracts between the Company and its subsidiaries on one hand, and affiliates of a Cyprus-based consulting company on the other hand). The Final Report concludes that "the available evidence does not establish that the contracts under which these expenditures were made were legitimate."

  •
  "The evidence shows that, contrary to their terms, a number of these contracts were undertaken to obtain specific regulatory and other benefits from the government of Macedonia. The Companies generally received the benefits sought and then made expenditures under one or more of the suspect contracts. There is evidence that the remaining contracts were also illegitimate and created a pool of funds available for purposes other than those stated on the face of the agreements."

  •
  In entering into these contracts and approving expenditures under them, the former senior executives knowingly caused, structured, or approved transactions that shared most or all of the following characteristics:

  •
  intentional circumvention of internal controls;

  •
  false and misleading Company documents and records;

  •
  lack of due diligence concerning, and failure to monitor performance of, contractors and agents in circumstances carrying a high risk of corruption;

  •
  lack of evidence of performance; and

  •
  expenditures that were not for the purposes stated in the contracts under which they were made, but rather were intended to obtain benefits for the Companies that could only be conferred by government action.

        The Final Report states that "the Investigation did not uncover evidence showing receipt of payments by any Macedonian government officials or political party officials." However, the Audit Committee's counsel did not have access to evidence that would allow it to identify the ultimate beneficiaries of these expenditures.

        Nothing in the Final Report implicates any current senior executive or Board member of the Company in connection with any wrongdoing.

        As previously disclosed, the Company has taken remedial measures to address issues previously identified by the independent investigation. These measures included steps designed to revise and enhance the Company's internal controls as well as the establishment of the Corporate Compliance Program.

        Due to these measures, no modifications to the Corporate Compliance Program were viewed as necessary in response to the Final Report. This conclusion has been discussed with the Audit Committee and the Audit Committee has not made recommendations either relating to the Company's compliance program or internal controls.

        The Company is continuing to assess the nature and scope of potential legal remedies available to the Company against individuals or entities that may have caused harm to the Company.

        As previously announced, the DOJ, the SEC and the Ministry of Interior of the Republic of Macedonia have commenced investigations into certain of the Company's activities that were the subject of

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.     GENERAL INFORMATION (Continued)

the internal investigation. Also, as previously announced, the Hungarian National Bureau of Investigation ("NBI") has begun a criminal investigation into alleged misappropriation of funds relating to payments made in connection with the Company's ongoing internal investigation and the possible misuse of personal data of employees in the context of the internal investigation. These governmental investigations are continuing, and the Company continues to cooperate with those investigations. The Company cannot predict what the final outcome of those investigations may be or the impact, if any, they may have on its financial statements or results of operations. Furthermore, government authorities could seek criminal or civil sanctions, including monetary penalties, against the Company or its affiliates as well as additional changes to its business practices and compliance programs.

1.2.2  Accounting implications of the findings of the Investigation

        As a result of the findings of the Investigation (Note 1.2.1), we identified three consultancy contracts, the payments of which were erroneously capitalized as part of the goodwill arising on the original acquisition of Makedonski Telekom in 2001 and the goodwill arising on Makedonski Telekom's repurchase of 10% of its shares in 2006. These amounts are now corrected and accounted for as though these payments had been expensed in 2001 and 2006 rather than capitalized as part of goodwill as originally reported.

        In addition to the above, the other contracts that were identified by the Final Report, for which the available evidence does not establish that the contracts under which these expenditures were made were legitimate, were expensed in 2001-2006, which require no restatements on their own. However, depending on further analysis these contracts will probably qualify as non deductible expenses for various taxes. As the timing and the amount of the potential tax impacts and any penalties related to these taxes are uncertain, these were provided for retrospectively as at December 31, 2006, which also had an impact on the balance of the Non-controlling interests.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.     GENERAL INFORMATION (Continued)

        The table below shows the impacts of these restatements on the Statements of financial position.

	2006	2007	2008
	(In HUF millions)
Intangible assets
As reported	331,740	337,227	337,692
Change due to restatement	(2,313)	(2,313)	(2,313)

As restated	329,427	334,914	335,379

Provisions—non current
As reported	3,533	12,886	9,417
Change in presentation (Note 2.1.5)	(1,401)	(1,703)	(850)

After change in presentation	2,132	11,183	8,567
Change due to restatement	1,482	1,482	1,482

As restated	3,614	12,665	10,049

Retained earnings
As reported	397,311	385,044	401,001
Change	(3,317)	(3,317)	(3,317)

As restated	393,994	381,727	397,684

Non-controlling interests
As reported	67,128	66,695	63,079
Change	(478)	(478)	(478)

As restated	66,650	66,217	62,601

        The restatements had no impact on the Statements of comprehensive income or the Statements of cash flows.

1.3   Public service concession and license arrangements

        Magyar Telekom's primary activities are the fixed line and mobile operations in Hungary, Macedonia and Montenegro. These services are in most cases regulated by these countries' laws or other legislations. These services in most cases require the acquisition of a license or concession, which usually requires a one-off fee, which is capitalized and amortized over the original duration of license or concession, and also requires annual payments, which are recognized as Other operating expenses (included in Fees and levies) in the year the payment obligation refers to.

        The most important features of the regulations of these services are described below.

1.3.1  Hungarian Fixed line

        Magyar Telekom Plc. is the market leading fixed line telecom service provider in Hungary. Act C of 2003 on Electronic Communications, the latest act on the telecommunications sector, came into effect on January 1, 2004. The National Communications Authority of Hungary (NCAH) is the supreme supervisory body.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.     GENERAL INFORMATION (Continued)

        Magyar Telekom Plc. has been a Universal Service Operator (USO) since 2002. According to the Act on Electronic Communications, universal services are basic communications services that should be available to all customers at an affordable price. The last effective USO contract was signed in 2004 and expired at the end of 2008; no new contract has been concluded since. The Ministry's intention is to preserve the universal service and for that reason through the amendment of a decree in December 2008 orders the operators formerly in universal service provider status—amongst them Magyar Telekom Plc.—to continue the provisioning of universal service under unchanged terms and conditions. Currently the Company does not consider itself a universal service provider due to lack of an effective universal service contract. However, discussions are ongoing between the responsible Minister and the earlier universal service providers on a future possible universal service contract and on the modifications of the underlying regulation in line with the changed market situation. The necessary modifications of the telecommunications law already entered into force as of January 1, 2010 and the modification of the concerning government and ministerial decrees is ongoing as well. However a new universal service contract—based on these conditions—has not yet come into effect.

        In the field of electronic communications Magyar Telekom was designated as an SMP (an operator with significant market power) in 12 fixed line markets out of the 18 relevant markets stipulated by the EU in 2004 and 2005. These 12 markets include all retail and wholesale telephony services, the market of wholesale leased line termination, the market of minimum set of leased lines and the wholesale broadband market. As a result of the market analysis conducted at the end of 2006 the Company was designated as SMP on the same markets as in the first round analysis in 2004 with basically no changes in the corresponding obligations. In 2008 the NCAH commenced the third round of market analysis. To date only the mobile termination wholesale market analysis resolution was published in this round of analysis. SMP resolutions concerning all other markets subject to analysis are expected to be published in Q2, 2010.

        Currently in Hungary, retail tariffs are regulated in two ways. Price cap methodology is applicable for universal services, and—based on SMP resolutions on residential and business access markets—there is another formula used for subscription fees. In addition there is a prohibition of price squeeze in effect for SMP operators and, in accordance with the Act on Unfair and Restrictive Market Practices, retail prices should be set in accordance with wholesale tariffs providing an acceptable level of retail margins (i.e. no price squeeze).

        Magyar Telekom is Hungary's leading fixed line broadband service provider in the wholesale and one of the leading ones in the retail market. In 2005 the NCAH designated the Company as an SMP operator on the wholesale broadband access market. In accordance with the effective resolution, all retail products shall be 'reproducible' by competitors based on the wholesale service. Consequently, the full retail portfolio shall have a wholesale equivalent compliant to the pricing regulations (retail minus methodology) set forth by the NCAH. The Company has a non-discrimination obligation, which means that the same terms and conditions shall be granted in terms of wholesale services to competitors under identical circumstances.

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

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.     GENERAL INFORMATION (Continued)

using Fully Distributed Costs based on a 2003 Ministerial Decree. The SMP operators may refuse the offer for unbundling if there are technical or economic barriers or if the provision of access to the local loop or its broadband network access would endanger the integrity of the SMPs' network.

        SMPs are also obliged to prepare reference offers for interconnection (RIO), containing applicable fees, and to provide these services in accordance with the reference offer when there is a request for them by other telecommunications service providers. The reference offers of the SMPs must be approved by the NCAH, and prices have to be based on LRIC. Fees in the currently effective reference offers are applicable from April 1, 2009.

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

        On December 27, 2007 the Agency brought a decision to publish a public tender for the universal provider of electronic communications services in the Republic of Macedonia. The opening of the qualified bids was on February 18, 2008, and on February 22, 2008 based on the decision of the Agency, MKT was selected as one of the candidates for universal service provider in the prequalification. Written invitation which should have been submitted by the Agency to selected candidates from the first phase, in order to submit offer for selection of universal service provider, has not been received yet.

        The regulatory framework for the retail tariff regulation for MKT until August 2008 was provided in the Concession Contract. With the latest changes of the ECL in August 2008 and the published bylaw for retail price regulation in September 2008, the Agency may prescribe one of the following ways of retail regulation of fixed telephony services: price cap, individual price approval, cost based prices or benchmarks. On December 17, 2009, the Agency published the draft analysis for the relevant markets 1-6 related to fixed voice retail services for public debate. Based on the draft analysis, the Agency is planning to impose retail price regulation on MKT as well as to equal the fixed voice access prices for residential and business segment.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.     GENERAL INFORMATION (Continued)

        On October 28, 2009 the Agency published guideline for price squeeze, for which MKT sent comments, and currently public debate is ongoing after which the final guidelines will be enacted.

        Under the ECL, MKT has been designated as an SMP in the market for fixed line voice telephone networks and services, including the market for access to the networks for data transmission and leased lines. MKT had a cost based price obligation for the Regulated wholesale services, using fully distributed costs (FDC) methodology until July 2007 and using Long Run Incremental Costs methodology (LRIC) subsequently. A proposal for interconnection fees with LRIC was submitted by MKT in July 2007 and for unbundling fees in December 2007. On May 23, 2008, the Agency issued approval for the new decreased interconnection and unbundling fees, based on the audit report on MKT's costing accounting system issued by an independent auditor. On December 31, 2008 the Agency approved the new unbundling fees which entered in force from January 2009. The Agency engaged expert consultancy services for LRIC bottom-up model development for which the result is expected in 2010. Based on several enacted bylaws published in second half of 2008 MKT has prepared several additional regulated wholesale products, Wholesale Line Rental, Wholesale Leased Line and Local Bit stream access. MKT as an SMP operator has the obligation to enable its subscribers to access publicly available telephone services of any interconnected operator with officially signed interconnection contract. On November 15, 2006, MKT signed the first RIO (Reference Interconnection Offer) based Interconnection Agreement with an alternative fixed network operator. On April 16, 2007, MKT signed the first RUO (Reference Unbundling Offer) based Unbundling Agreement with an alternative fixed network operator. MKT implemented number portability starting from September 1, 2008.

1.3.3  Montenegrin Fixed line

        The Group's Montenegrin subsidiary, Crnogorski Telekom (CT) is registered to provide fixed line telecommunications services in Montenegro as well as to provide domestic voice and data services as well as VOIP, leased line, public payphone, and cable television, value added services, etc. The telecommunications sector in Montenegro is regulated by the Law on Electronic Communications that came into force in August 2008. The Law is based on the 2002 regulatory framework of the EU. All regulations that are contrary to the law became automatically invalid and new ones have been issued or will have to be issued.

        In Montenegro, for the time being there is no obligation to introduce local loop unbundling, bit stream access or accounting separation. CT implemented Carrier selection in 2008. It can be expected that CT will have to implement some or all of the obligations above in the coming years. Accordingly, number portability will be introduced by August 2011. The new Law defined Crnogorski Telekom as an operator with significant market power in the markets of fixed voice telephony network and services, including the market of access to network for data transfer and leased lines as well as the termination of calls within its network, however, the Law did not prescribe the remedies CT should introduce as a consequence. RIO rates are based on benchmarks as there is no approved cost accounting methodology prescribed by the regulator in Montenegro. The Agency for Electronic Communications and Postal Services has started the market analysis process and identified the relevant telecommunication markets in Montenegro identical to those in the EC recommendation 2007/879/EC. It can be expected that within a few years cost oriented RIO prices will have to be implemented in the country.

        Montenegro signed a Stabilization and Association Agreement with the EU and a transitory Agreement is in force since January 1, 2008. The agreement is requiring the harmonization of the

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.     GENERAL INFORMATION (Continued)

telecommunications regulations with the regulatory framework of the EU within three years of the ratification of the Agreement.

1.3.4  Hungarian Mobile

        The Company is also the market leader in the Hungarian mobile market through the brand T-Mobile (T-Mobile HU).

        The initial duration of the concession regarding the GSM 900 public mobile radio telephone service was a period of 15 years starting from the execution of the concession agreement (November 4, 1993 to November 4, 2008). On October 7, 1999 an amended concession contract was signed between the Ministry of Transport, Communications and Water Management and T-Mobile HU extending T-Mobile HU's rights and obligations to also provide service in the 1800 MHz band in Hungary till October 7, 2014. The duration of the concession regarding the DCS 1800 public mobile radio telephone service is 15 years starting from the execution of the new concession agreement (October 7, 1999 to October 7, 2014). As stipulated in the concession contracts, the Minister is entitled to extend the concession period for both services upon their expiration for another 7.5 years without the invitation of a tender. On November 8, 2007, the Company signed the renewed Concession Contract along with the Cooperation Agreement with the Minister that is effective from November 2008. The new Concession Contract prolonged the duration of the 900 MHz frequency usage right till May 4, 2016.

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

        In January 2005 and October 2006 the NCAH designated T-Mobile HU as having significant market power in the mobile wholesale call termination market, and it is currently subject to regulatory obligations regarding the termination charge of calls into its network. In December 2008 the NCAH designated T-Mobile HU as an SMP for the third time in a row and in its resolution reinforced the symmetric mobile termination fees applicable from January 1, 2009, and set out further reduction of tariffs until December 2010 based on a new 'glide path'. The Company had appealed in court against the resolution.

        Since June 30, 2007, an EU regulation has been regulating international roaming tariffs for wholesale and retail customers on the basis of a price cap system. The Regulation prescribed a glide-path that mandates further annual reductions of wholesale and retail prices in the forthcoming years. As of July 2009 the EU introduced regulated tariffs for SMS and data roaming similarly to the regulation of voice roaming.

        The National Table of Frequency Allocations and the Radio Application Table was modified in October 2008 enabling the invitation of bidders for the usage rights of 450 MHz (block "B") and 26 GHz (blocks "C-G") spectrum.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.     GENERAL INFORMATION (Continued)

        In the tender for the fourth mobile license a combined IMT-2000/UMTS/ DCS 1800/E-GSM900 spectrum package (so called 'A' block) was offered for new entrant candidates. Incumbent mobile operators were excluded from the bid. It was stipulated that the frequency usage rights could be transferred wholly (though not to existing mobile operators), and in the case of E-GSM900 band there was a possibility of transferring maximum 16 channels to incumbent mobile operator(s). Four companies submitted bids. On March 16, 2009, the tender for the 4th mobile license was cancelled, and on April 24, the NCAH dismissed the appeals of 3 bidders. One of the bidders, DreamCom appealed at the Municipal Court asking for the review of the second instance decision of the NCAH, but the court upheld the NCAH's decision. Now, the 4th GSM/UMTS spectrum package is available for a new tender. It is expected that the new tender will be executed in the course of the implementation of the modified GSM Directive (2009/114/EC Directive, on the frequency bands to be reserved for the coordinated introduction of public pan-European cellular digital land-based mobile communications) in 2010. Member States have 6 months to transpose the modified GSM Directive into their national legislation until May 9, 2010.

        Only one license was offered on the 450 MHz tender, for digital cellular system having wider bandwidth. Incumbent mobile operators and 3.5 GHz FWA license holders were excluded from the bid. Two companies submitted bids. The NCAH declared the tender for the 450 MHz spectrum block's usage right ("B" block) unsuccessful on April 30, 2009.

        Five licenses were offered in the 26 GHz bid; 2 licenses for 112 MHz wide blocks, 1 license for a 84 MHz wide block and 2 licenses for 56 MHz wide frequency block. Incumbent mobile operators could bid for the 84 MHz wide block only. It was stipulated that the frequencies could be used for publicly available electronic communication services and for the operation of electronic communications networks (mobile backhaul). T-Mobile HU submitted its bid document solely for the 26 GHz 'D' block and won the spectrum usage right license on April 30, 2009. Two companies submitted bids for the 'E' block, which were granted to Antenna Hungária, the leading Hungarian land and satellite broadcasting and distribution company. The tender for 2 pieces of 112 MHz and one 56 MHz block was unsuccessful.

        The National Table of Frequency Allocations and the Radio Application Table was modified on November 27, 2009 changing the status of 2.6 GHz spectrum blocks from "planned" to assignable.

1.3.5  Macedonian Mobile

        T-Mobile Macedonia (T-Mobile MK), Magyar Telekom's subsidiary, is the leading mobile service provider in Macedonia. With the changes of the Electronic Communications Law published on August 4, 2008, the existing Concession Contract of T-Mobile MK ceased to be valid as of August 5, 2008. On September 5, 2008 the Agency for Electronic Communications, ex officio, issued a notification to T-Mobile MK for those public electronic communication networks and/or services which have been allocated thereto under the Concession Contracts. The license for radiofrequencies used by T-Mobile MK with a bandwidth of 25 MHz in the GSM 900 band, was also issued in a form regulated in the ECL with a validity period until September 5, 2018, which can be renewed up to additional 20 years in accordance with the ECL. T-Mobile MK is also registered to provide a public network for data transmission and radio transmission, with the corresponding data transmission and radio communications services, according to the ECL.

        After the analysis of the market "Call termination services in public mobile communication networks" the Agency on November 26, 2007 brought a decision by which T-Mobile MK and Cosmofon (competitor of T-Mobile MK, rebranded to One in November 2009) were designated with SMP status on Market 16 (Call termination services in public mobile communication networks) and several obligations were

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.     GENERAL INFORMATION (Continued)

imposed (interconnection and access, transparency in interconnection and access, non-discrimination in interconnection and access, accounting separation and price control and cost accounting). T-Mobile MK published a RIO with regulated termination rate effective from August 1, 2008. T-Mobile MK was obliged to submit financial reports for 2008 based on accounting separation by May 31, 2009 and submitted them on June 1, 2009. Second round analysis of Market 16 is ongoing and includes the third mobile operator VIP Operator (subsidiary of Mobilkom Austria). The Agency is also conducting market analysis on relevant markets defined in the Decision on relevant market determination of August 17, 2005. The Agency has engaged expert consultancy services for calculation of WACC for SMP designated operators (fixed and mobile). In September 2009, the Agency requested data for calculation of WACC to SMP operators (T-Mobile MK, Cosmofon and Makedonski Telekom). It has also engaged expert consultancy services for LRIC bottom-up model development as means for price control of SMP operators.

        On June 30, 2009 the Agency brought a Decision for setting the maximum amount of the one-time fee for number portability service. Prior to the decision the price was established individually by the operators. T-Mobile MK initiated a procedure before the Administrative Court to dispute the decision of the Agency. The administrative procedure has not started yet.

        One won the public tender for a license for 3G radiofrequencies utilization in November 2007 and started the 3G commercial operations from August 12, 2008. On September 2, 2008 a decision for granting three 3G licenses was published. T-Mobile MK started commercial operations of the 3G services on June 11, 2009. The validity of the license is 10 years i.e. December 17, 2018 , with a possibility for extension for 20 years in accordance with the ECL.

        Since the beginning of 2009 three attempts have been made to award additional two licences for 3G radiofrequencies. On January 27, 2009 a public tender for granting two licences for 3G radiofrequencies was published. No bids were received and no license was awarded. On July 16, 2009 the tender was repeated under the same conditions and experienced the same outcome in August 2009. On December 21, 2009 the tender was published again under the same conditions. Its outcome is expected in 2010.

        On January 10, 2009 a public tender for awarding two licences for 2G radiofrequencies in the 1800 MHz band was published. T-Mobile MK was awarded one license on June 9, 2009. The validity period is 10 years, with a possibility for extension for 20 years in accordance with the ECL. Also, on January 10, 2009 a tender for one license in the 1800-1805 MHz for broadband wireless access on the whole territory of republic of Macedonia was published. On May 5, 2009 the Agency brought a Decision pronouncing Mobik Telekomunikacii the best bidder on the tender. Commercial start defined by the tender conditions is 6 months from awarding of the license.

        In July 2009, the Agency put several secondary electronic communication legislation acts on public debate. So far, only modified Rulebook of number portability was enacted presenting further stimulation of number portability service. The enactment of these regulations will improve the regulatory framework.

1.3.6  Montenegrin Mobile

        Crnogorski Telekom, the Group's Montenegrin subsidiary is also providing mobile services under the T-Mobile brand (T-Mobile CG). CT is registered as one of three GSM/UMTS providers in Montenegro. T-Mobile CG, as the second mobile operator, was launched on July 1, 2000. The third mobile operator entered the market in 2007. T-Mobile CG started 3G operations in 2007.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.     GENERAL INFORMATION (Continued)

        According to the Law on Electronic Communications (Note 1.3.3), T-Mobile CG is an SMP in the market of termination of voice calls in its own network however no specific remedy was introduced by the Law. Accordingly, number portability will be introduced by August 2011 also in the mobile the sector. Interconnect rates have been approved by the Regulator based on benchmarks. It can be expected that cost oriented termination prices will be implemented in the coming years.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1   Basis of preparation

        Theses consolidated financial statements of Magyar Telekom have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

        The consolidated financial statements are presented in millions of HUF. For the convenience of the reader, the consolidated Statement of financial position, Statement of comprehensive income and Statement of cash flows for the year 2009 are also presented in millions of U.S. dollars (USD) translated at a rate of HUF 188.07 to USD 1 (the official rate of the National Bank of Hungary at December 31, 2009). These translations are un-audited supplementary information, and are not in compliance with IFRS.

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

2.1.1    Standards, amendments and interpretations effective and adopted by the Group in 2009

-IAS 1	(revised)—Presentation of Financial statements. Revised IAS 1 introduced overall requirements for the presentation of financial statements, guideline for their structure and minimum requirements for their contents. The Group applied the requirements of the revised Standard from January 1, 2009. The most significant change in the presentation of the financial statements is the extension of the Income statement with Other comprehensive income, and that the Income statement's name changed to Statement of comprehensive income. This also had an effect on the Statement of changes in equity, whereby a number of changes during the year previously disclosed in separate lines are now included in Total comprehensive income for the year. Also, the term of Balance sheet changed to Statement of financial position, and the term Minority interest changed to Non-controlling interest. Further, as previous years' statements of financial position were restated according to note 1.2.2 and 2.5, we disclosed four Statements of financial position.
-IAS 23
(revised) Borrowing Costs. Under the revised IAS 23 an entity must capitalize borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. The Group applied IAS 23 as of January 1, 2009, which did not have any impact on the financial statements as it had already been the Group's accounting policy to capitalize eligible borrowing costs on qualifying assets.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

-IFRS 2	(amended) Share-based Payment. Main changes and clarifications include references to vesting conditions and cancellations. The changes to IFRS 2 must be applied in periods beginning on or after January 1, 2009. The Group applied IFRS 2 as of January 1, 2009, which had no impact on the accounts as the Group has no significant share based compensations.
-IFRS 7
(amended) Financial Instruments: Disclosures (Improving Disclosures about Financial Instruments). The amendments are in response to calls from constituents for enhanced disclosures about fair value measurements and liquidity risk in the wake of the recent financial crisis. The revised disclosure requirements are applicable for annual periods beginning on or after January 1, 2009. The Group applied the amended standard from January 1, 2009, which did not cause significant changes in the presentation of the Group's financial statements.
-IFRS 8
Operating Segments. Under IFRS 8, segments are components of an entity regularly reviewed by an entity's chief operating decision-maker. Items are reported based on the internal reporting. IFRS 8 also sets out requirements for related disclosures about products and services, geographical areas and major customers. The Group adopted IFRS 8 as of January 1, 2009. The adoption resulted in a significant restructuring of the Group's segment disclosure. The Group restructured the way chief operating decision makers decide on allocation of resources in 2008, which was different from the reportable segments of the Group as per IAS 14. In the new structure concluded during 2008, the primary focus is on the customer segmentation (consumer / business) rather than on the technology serving the customers (fixed line / mobile). Comparative information has been restated accordingly. See also Note 2.20 and Note 31. The Group early adopted the IFRS 8 amendment removing the requirement of segment asset disclosures if the CODM does not monitor those.
-IFRIC 13
Customer Loyalty programs. This Interpretation addresses accounting by entities that grant loyalty award credits to customers who buy other goods or services. Specifically, it explains how such entities should account for their obligations to provide free or discounted goods or services to customers who redeem award credits. The Group applied this Interpretation as of January 1, 2009. As for measurement, IFRIC 13 did not cause any change in the Group's accounts as the loyalty programs had been accounted for in substantially the same way as included in the recently issued IFRIC 13. As for presentation, however, there was a change as the previously recognized liability for the undelivered elements was included in Provisions, which was changed to Deferred revenue as a result of the application of IFRIC 13. The comparative Statements of financial position of the Group were restated accordingly. See also Note 2.1.5.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

-IFRIC 15	Agreements for the Construction of Real Estate. IFRIC 15 refers to the issue of how to account for revenue and associated expenses by entities that undertake the construction of real estate and sell these items before construction is completed. The interpretation defines criteria for the accounting in accordance with either IAS 11 or with IAS 18. IFRIC 15 shall be applied for annual periods beginning on or after January 1, 2009. The adoption of IFRIC 15 had no impact on the accounts as these are not typical transactions of the Group.

2.1.2    Standards, amendments and interpretations effective in 2009 but not relevant for the Group

-IAS 32	(amended) Financial Instruments: Presentation. The IASB amended IAS 32 with respect to the Statement of financial position classification of puttable financial instruments and obligations arising only on liquidation. As a result of the amendments, some financial instruments that currently meet the definition of a financial liability will be classified as equity. The amendments have detailed criteria for identifying such instruments. The amendments of IAS 32 are applicable for annual periods beginning on or after January 1, 2009. As the Group does not have such instruments that would be affected by the amendments, the amendments to the standard did not have any impact on the Group's financial statements.
-IFRS 1	First-time Adoption of IFRS (revised). As the Group has been reporting according to IFRS for many years, neither the original standard, nor any revisions to that are relevant for the Group.
-IFRIC 16
Hedges of a Net Investment in a Foreign Operation. IFRIC 16 refers to the application of Net Investment Hedges. Mainly, the interpretation states which risk can be defined as the hedged risk and where within the group the hedging instrument can be held. Hedge Accounting may be applied only to the foreign exchange differences arising between the functional currency of the foreign operation and the parent entity's functional currency. A derivative or a non-derivative instrument may be designated as a hedging instrument. The hedging instrument(s) may be held by any entity or entities within the group (except the foreign operation that itself is being hedged), as long as the designation, documentation and effectiveness requirements of IAS 39.88 that relate to an net investment hedge are satisfied. IFRIC 16 shall be applied for annual periods beginning on or after October 1, 2008. As Magyar Telekom does not apply such hedges and does not apply hedge accounting, IFRIC 16 has no impact on the Group's accounts.
-IFRIC 9 and IAS 39	In March 2009 the IASB published amendments to IFRIC 9 (Reassessment Embedded Derivatives) and IAS 39 (Financial Instruments: Recognition and Measurement). As a result, entities are required to:

•       assess whether an embedded derivative is required to be separated from a host contract when the entity reclassifies a hybrid (combined) financial asset out of the fair value through profit or loss category

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

•       make such an assessment on the basis of the circumstances that existed when the entity first became a party to the contract, or, if later, when there was a change in the contract that significantly modified the cash flows determine whether the fair value of the separated embedded derivative can be measured reliably; if not, the entire hybrid (combined) financial asset must remain in the fair value through profit or loss category.

When an entity performs the assessment as required by the amendments it does not apply paragraph (c) of IAS 39, which states that separation of an embedded derivative from the host contract is required only if the hybrid (combined) instrument is not measured at fair value through profit or loss. The amendments are applicable for annual periods ending on or after June 30, 2009. The Group has no hybrid financial assets, therefore, the amended standard and interpretation did not have any effect on the Group's financial statements.

2.1.3    Standards, amendments and interpretations that are not yet effective and have not been early adopted by the Group

-IAS 24	(revised). In November 2009, the IASB issued a revised version of IAS 24 Related Party Disclosures. Until now, if a government controlled, or significantly influenced, an entity, the entity was required to disclose information about all transactions with other entities controlled, or significantly influenced by the same government. The revised standard still requires disclosures that are important to users of financial statements but eliminates requirements to disclose information that is costly to gather and of less value to users. It achieves this balance by requiring disclosure about these transactions only if they are individually or collectively significant. Furthermore the IASB has simplified the definition of related party and removed inconsistencies. The revised standard shall be applied retrospectively for annual periods beginning on or after January 1, 2011. Earlier application is permitted. Governments have no ownership in Magyar Telekom Plc., therefore, the revised standard will not have a significant impact on the disclosures in the Group's financial statements.
-IAS 27 and IFRS 3
(amended). In January 2008 the IASB published the amended Standards IFRS 3—Business Combinations and IAS 27—Consolidated and Separate Financial Statements. The major changes compared to the current version of the standards are summarized below:

•       With respect to accounting for non-controlling interest an option is added to IFRS 3 to permit an entity to recognize 100% of the goodwill of the acquired entity, not just the acquiring entity's portion of the goodwill ('full goodwill' option) or to measure non-controlling interest at its fair value. This option may be elected on a transaction-by-transaction basis.

•       In a step acquisition, the fair values of the acquired entity's assets and liabilities, including goodwill, are measured on the date when control is obtained. Accordingly, goodwill will be measured as the difference at the acquisition date between the fair value of any investment the business held before the acquisition, the consideration transferred and the net asset acquired.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

The amended version of IFRS 3 has to be applied for Business Combinations with effective dates in annual periods beginning on or after July 1, 2009. Early application is allowed but restricted on annual periods beginning on or after June 30, 2007. The changes to IAS 27 must be applied in periods beginning on or after July 1, 2009. Early application is allowed. Early application of any of the two standards requires early application of the other standard, respectively. We believe that that the amended standards will not have a significant impact on the Group's Statement of comprehensive income or Statement of financial position when applied from January 1, 2010.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

-IFRS 2	(amended) Share-based Payment. The amendments related to Group Cash-settled Share-based Payment Transactions were published in June 2009. Currently effective IFRSs require attribution of group share-based payment transactions only if they are equity-settled. The amendments resolve diversity in practice regarding attribution of cash-settled share-based payment transactions and require an entity receiving goods or services in either an equity-settled or a cash-settled payment transaction to account for the transaction in its separate or individual financial statements. The Group has no significant share based compensations; therefore, we do not expect the amended standard to have a significant effect on the Group when applied from January 1, 2010. Amendments to IFRS 2 shall be applied retrospectively for annual periods beginning on or after January 1, 2010. The amendments also incorporate the guidance contained in IFRIC 8 (Scope of IFRS 2) and in IFRIC 11 (IFRS 2—Group and Treasury Share Transactions). As a result, the Board withdrew IFRIC 8 and IFRIC 11.
-IFRS 9
Financial Instruments. The standard forms the first part of a three-phase project to replace IAS 39 (Financial Instruments: Recognition and Measurement) with a new standard, to be known as IFRS 9 Financial Instruments. IFRS 9 prescribes the classification and measurement of financial assets. The remaining phases of this project, dealing with the classification and measurement of financial liabilities, impairment of financial instruments and hedge accounting, as well as a further project regarding derecognition, are in progress. The IASB expects to have completed the replacement of IAS 39 by end of 2010.

At initial recognition, IFRS 9 requires financial assets to be measured at fair value. After initial recognition, financial assets continue to be measured in accordance with their classification under IFRS 9. Where a financial asset is classified and measured at amortized cost, it is required to be tested for impairment in accordance with the impairment requirements in IAS 39. IFRS 9 defines the below rules for classification.

•       IFRS 9 requires that financial assets are classified as subsequently measured at either amortized cost or fair value. There are two conditions needed to be satisfied to classify financial assets at amortized cost: (1) The objective of an entity's business model for managing financial assets has to be to hold assets in order to collect contractual cash flows; and (2) The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Where either of these conditions is not satisfied, financial assets are classified at fair value.

•       Faire Value Option: IFRS 9 permits an entity to designate an instrument, that would otherwise have been classified in the amortized cost category, to be at fair value through profit or loss if that designation eliminates or significantly reduces a measurement or recognition inconsistency ('accounting mismatch').

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

•       Equity instruments: The default category for equity instruments is at fair value through profit or loss. However, the standard states that an entity can make an irrevocable election at initial recognition to present all fair value changes for equity investments not held for trading in other comprehensive income. These fair value gains or losses are not reported as part of a reporting entity's profit or loss, even when a gain or loss is realized. Only dividends received from these investments are reported in profit or loss.

• Embedded derivatives: The requirements in IAS 39 for embedded derivatives have been changed by no longer requiring that embedded derivatives be separated from financial asset host contracts.

•       Reclassification: IFRS 9 requires reclassification between fair value and amortized cost when, and only when there is a change in the entity's business model. The 'tainting rules' in IAS 39 have been eliminated.

An entity shall apply IFRS 9 for annual periods beginning on or after January 1, 2013. Earlier adoption is permitted. A reporting entity must apply IFRS 9 retrospectively. For entities that adopt IFRS 9 for periods before January 1, 2012 the IFRS provides transition relief from restating comparative information. The adoption of the new standard will probably result in changes in the financial statements of the Group, the exact extent of which we are currently analyzing.
-IFRIC 18
Transfers of Assets from Customers. The Interpretation clarifies the requirements of IFRSs for agreements in which an entity receives from a customer an item of property, plant and equipment (or cash to be used explicitly for the acquisition of property, plant and equipment) that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services. The Interpretation is effective for annual periods beginning on or after July 1, 2009 and applies prospectively. However, limited retrospective application is permitted. The Group's applicable transactions are not material, therefore, we do not expect the amended standard to have a significant effect on the Group when applied from January 1, 2010.

2.1.4    Standards, amendments and interpretations that are not yet effective and not relevant for the Group's operations

-IAS 32	(amended)—The IASB published an amendment to IAS 32 Financial Instruments: Presentation in October 2009. The amendment clarifies the classification of rights issues as equity or liabilities for rights issues that are denominated in a currency other than the functional currency of the issuer. These rights issues are recorded as derivative liabilities before the amendment. The amendment requires that such right issues offered pro rate to all of an entity's existing shareholders are classified as equity. The classification is independent of the currency in which the exercise price is denominated. The application of the amendment is required for annual periods beginning on or after February 1, 2010. An earlier application is permitted. The amendment will have no impact on the Group's financial statements as Magyar Telekom has no such instruments.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

-IAS 39	(amended)—The IASB published an amendment in August 2008 to IAS 39 with respect to hedge accounting. The amendment "Eligible Hedged Items" allows to designate only changes in the cash flows or fair value of a hedged item above or below a specified price or other variable. The amendment of IAS 39 shall be applied retrospectively for annual periods beginning on or after July 1, 2009. The amendment will not have any impact on Magyar Telekom's accounts as the Group does not apply hedge accounting.
-IFRS 1
Additional Exemptions for First-time Adopters. The IASB amended IFRS 1 in July 2009 and in January 2010. As the Group has been reporting according to IFRS for many years, neither the original standard, nor any revision to that is relevant for the Group.
-IFRIC 14
(amended) IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction. In November 2009, the IASB issued an amendment to IFRIC 14, which corrects an unintended consequence of IFRIC 14. Without the amendments, in some circumstances entities are not permitted to recognize some voluntary prepayments for minimum funding contributions as an asset. The amendment permits such an entity to treat the benefit of such an early payment as an asset. The amendments are effective for annual periods beginning January 1, 2011. The amendments must be applied retrospectively to the earliest comparative period presented. The amended interpretation is not applicable to Magyar Telekom as the Group has no funded defined post-retirement benefit schemes.
-IFRIC 17
Distributions of Non-cash Assets to Owners. This interpretation issued in November 2008 refers to the issue when to recognize liabilities accounted for non-cash dividends payable (e.g. property, plant, and equipment) and how to measure them. In addition, the interpretation refers to the issue how to account for any difference between the carrying amount of the assets distributed and the carrying amount of the dividend payable. The interpretation shall be applied for annual periods beginning on or after July 1, 2009. As the Group does not distribute non-cash dividends, IFRIC 17 will have no impact on the Group's financial statements.
-IFRIC 19
Extinguishing Financial Liabilities with Equity Instruments. This interpretation issued in November 2009 clarifies the requirements of IFRSs when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity's shares or other equity instruments to settle the financial liability fully or partially. The interpretation is effective for annual periods beginning on or after July 1, 2010 with earlier application permitted. The interpretation shall be applied retrospectively. The interpretation is not applicable to Magyar Telekom as the Group does not extinguish any of its financial liabilities with equity instruments.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

-IFRS for Small and Medium-sized Entities.	In July 2009 the IASB issued its IFRS for Small and Medium-sized Entities, which is not relevant for Magyar Telekom.

2.1.5  Changes in presentation

Reclassifications between liabilities and provisions

        IFRIC 13 Customer Loyalty programs addresses accounting by entities that grant loyalty award credits to customers who buy other goods or services. Specifically, it explains how such entities should account for their obligations to provide free or discounted goods or services to customers who redeem award credits. The Group applied IFRIC 13 from January 1, 2009, which resulted in no change in the measurement of such customer credits, but before the application of IFRIC 13, the Group had recognized these liabilities as provisions. As a result of the application, we have reclassified these items from provisions to liabilities (deferred revenue), and restated the Group's comparative Statements of financial position accordingly. The table below shows the impact of the above change in our presentation.

	2006	2007	2008
	(In HUF millions)
Provisions—current
As reported	13,004	20,811	17,235
Change	(634)	(751)	(1,393)

As restated	12,370	20,060	15,842

Other current liabilities
As reported	110,598	43,920	37,210
Change	634	751	1,393

As restated	111,232	44,671	38,603

Provisions—non current
As reported	3,533	12,886	9,417
Change	(1,401)	(1,703)	(850)

After change in presentation (before impact of investigation—Note 1.2)	2,132	11,183	8,567

Other non current liabilities
As reported	8,730	5,797	583
Change	1,401	1,703	850

As restated	10,131	7,500	1,433

2.2   Consolidation

2.2.1  Subsidiaries

        Subsidiaries in which the Group has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies as to obtain benefit from its activities, are consolidated.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The existence and effect of potential voting rights that are presently exercisable or presently convertible are also considered when assessing whether the Group controls another entity.

        Subsidiaries are consolidated from the date on which control is transferred to the Group, and are no longer consolidated from the date control ceases. The purchase method of accounting is used to account for business combinations. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets and contingent liabilities of the subsidiary acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the Profit for the year (Other income).

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

        Transactions with Non-controlling interests are treated as third party transactions. Gains or losses arising on disposals to Non-controlling interests are recorded in the Profit for the year. Purchases from Non-controlling interests result in goodwill (or other income), being the difference between any consideration transferred and the relevant share acquired of the carrying value of the net assets of the subsidiary.

2.2.2  Associates and joint ventures

        Associates are all entities over which the Group has significant influence but not control, generally reflecting a shareholding of between 20% and 50% of the voting rights. Joint ventures are entities in which the Group has an ownership of 50% with and equivalent external partner holding the other 50% of the voting rights. Investments in associates and joint ventures are accounted for using the equity method of accounting and are initially recognized at cost. The Group's investment in associates and joint ventures includes goodwill arising on acquisitions, and net of any accumulated impairment loss.

        The Group's share of its associates' and joint ventures' post-acquisition profits or losses is recognized in the Profit for the year (Share of associates' and joint ventures' profits). The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate or joint venture equals or exceeds its interest in the company, the Group does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

        Unrealized gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group's interest in the company. Accounting policies of associates and joint ventures have been adjusted where necessary to ensure consistency with the policies adopted by the Group.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        At December 31, 2009 and 2008 the principal operating subsidiaries and associates and joint ventures of the Group were as follows:

	Group interest in capital as at December 31,
Subsidiaries	2008	2009		Activity
Incorporated in Hungary:
T-Kábel	100.00%	—	(a)	Cable TV operator
Dataplex	100.00%	100.00%		IT hardware co-location service provider
Origo	100.00%	100.00%		Internet and TV content provider
KFKI	100.00%	100.00%		System integration and IT services
IQSYS	100.00%	100.00%		System integration and IT services
Pro-M	100.00%	100.00%		Professional Mobile Radio (PMR) network operator
ISH	—	100.00%		Integrated healthcare IT services
Telekom New Media	—	100.00%		Interactive service provider of telecommunications applications
Incorporated in Macedonia:
Makedonski Telekom (MKT)	56.67%	56.67%		Fixed line telecom service provider
T-Mobile Macedonia (T-Mobile MK)	56.67%	56.67%		Cellular telecom service provider
Stonebridge	100.00%	100.00%		Holding company
Incorporated in Montenegro:
Crnogorski Telekom (CT)	76.53%	76.53%	(b)	Telecom service provider
T-Mobile Crna Gora (T-Mobile CG)	76.53%	—	(b)	Cellular telecom service provider
Internet Crna Gora (ICG)	76.53%	—	(b)	Internet service and content provider
Incorporated in Romania:
Combridge	100.00%	100.00%		Wholesale telecommunications service provider
Incorporated in Bulgaria:
Orbitel	100.00%	100.00%		Alternative telecommunications and internet service provider
Novatel BG	100.00%	100.00%		Wholesale telecommunications service provider
Incorporated in the Ukraine:
Novatel UA	100.00%	100.00%		Alternative telecommunications and internet service provider

(a)
T-Kábel merged into Magyar Telekom Plc. as of September 30, 2009.

(b)
T-Mobile Crna Gora and Internet Crna Gora merged into Crnogorski Telekom as of May 1, 2009.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	Group interest in capital as at December 31,
Associates/Joint ventures	2008	2009		Activity
Incorporated in Hungary:
Hunsat	50%	50%		Satellite telecommunications
Magyar RTL (M-RTL)	25%	—	(a)	Television broadcast company
IKO-Telekom Media Holding	50%	—	(a)	Media holding company

The Group's interest in the capital of the above subsidiaries, associates and joint ventures equals the voting rights therein.

(a)
Magyar Telekom signed a strategic co-operation agreement with IKO Production Kft, the other 50% owner of IKO-Telekom Média Holding (ITMH) in 2008 to split the investments of ITMH and gain full control of ITMH's two 100% owned subsidiaries, IKO New Media (IKO NM) and IKO Content & Rights (IKO CR). According to the co-operation agreement, the properties of ITMH were split between the owners by way of a demerger; as a result of which Magyar Telekom gained 100% ownership over IKO NM and IKO CR as of May 31, 2009, while ITMH including the 31% stake in M-RTL remained with IKO Production.

2.3   Foreign currency translation

2.3.1  Functional and presentation currency

        Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency').

        The consolidated financial statements are presented in millions of HUF, as the Group's presentation currency is the Hungarian Forint.

2.3.2  Transactions and balances

        Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the Profit for the year (Finance income).

2.3.3  Group companies

        The results and financial position of all of the Group's entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

  •
  For the initial consolidation of foreign subsidiaries acquired, their assets and liabilities at the acquisition date are incorporated into the consolidated financial statements after translating the balances into HUF using the exchange rate prevailing at the date of acquisition. The fair value adjustments resulting from the purchase price allocation and goodwill are accounted for in HUF for acquisitions before March 31, 2004, after which date these adjustments arising on consolidation are accounted for in the functional currency of the subsidiary.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  •
  Assets and liabilities for each Statement of financial position presented are translated at the closing rate at the date of that Statement of financial position.

  •
  Statements of comprehensive income are translated at cumulated average exchange rates.

  •
  All resulting exchange differences are recognized directly in the consolidated equity (Cumulative translation adjustment). When a foreign operation is fully or partially disposed of, exchange differences that were recorded in equity are recognized in the Profit for the year as part of the gain or loss on sale.

2.4   Financial instruments

        A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

        Financial assets of the Group include cash and cash equivalents, equity instruments of another entity (available-for-sale) and contractual rights to receive cash (trade and other receivables) or another financial asset from another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially favorable to the entity (derivatives).

        Financial liabilities of the Group include liabilities that originate from contractual obligations to deliver cash or another financial asset to another entity (non-derivatives); or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the entity (derivatives).

        Financial liabilities, in particular, include liabilities to banks and related parties, finance lease payables, trade payables and derivative financial liabilities.

        Finance lease receivables and liabilities meet the criteria of a financial instrument, but these are recognized and measured according to IAS 17—Leases. See Note 2.17.

        The fair value of traded financial instruments is determined by reference to their market prices at the end of the reporting period. This typically applies to AFS financial instruments.

        The fair value of financial instruments that are not traded in an active market (e.g. derivative financial instruments) is determined by using discounted cash flow valuation technique. The fair value of forward foreign exchange contracts is determined using quoted spot exchange rates and appropriate interest rates at the end of the reporting period.

        The fair value of other financial instruments is also determined by using discounted cash flow valuation technique. The expected quarterly cash inflows or outflows are discounted by market based interest rates interpolated from the official Budapest and EUR Interest Rate Swap.

        The fair value of long term fixed-rate financial liabilities (Financial liabilities to related parties, Bank loans and Nonconvertible bonds and debentures) is also determined by using discounted cash flow valuation technique. The cash flows of the liabilities are discounted by interest rates, which are reasonable to the Group for similar financial instruments. The carrying amount of floating-rate financial liabilities or expiring within one year approximate the fair values at the end of the reporting period.

        Assumptions applied in the fair value calculations are subject to uncertainties. Changes in the assumptions applied in the calculations would have an impact on the carrying amounts, the fair values

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

and/or the cash flows originating from the financial instruments. Sensitivity analyses related to the Group's financial instruments are provided in Note 3.

2.4.1  Financial assets

        The Group classifies its financial assets in the following categories:

  •
  at fair value through profit or loss

  •
  loans and receivables

  •
  available-for-sale (AFS)

  •
  held-to-maturity

        The classification depends on the purpose for which the financial asset was acquired. Management determines the classification of financial assets at their initial recognition.

        Regular way purchases and sales of financial assets are recognized on the trade-date, the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the Profit for the year.

        The Group assesses at each financial statement date whether there is objective evidence that a financial asset is impaired. There is objective evidence of impairment if as a result of loss events that occurred after the initial recognition of the asset have an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

        Impairment losses of financial assets are recognized in the Profit for the year against allowance accounts to reduce the carrying amount until the derecognition of the financial asset, when the net carrying amount (including any allowance for impairment) is derecognized from the Statement of financial position. Any gains or losses on derecognition are calculated and recognized as the difference between the proceeds form disposal and the (net) carrying amount derecognized.

        Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

2.4.1.1  Financial assets at fair value through profit or loss

        The "financial assets at fair value through profit or loss" measurement category includes the following financial assets:

  •
  Financial assets that are designated as "at fair value through profit or loss" using the fair value option as per IAS 39

  •
  Financial assets incurred for the purpose of selling immediately or in the near term and thus classified as "held for trading"

  •
  Derivative financial assets are classified as "held for trading"

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Assets in this category are classified as current assets (Other financial assets). No reclassification between categories have been made in the past and no reclassifications are expected in the future.

        Assets in this category are initially recognized and subsequently carried at fair value. Gains or losses arising from changes in the fair value are recognized in the Profit for the year (Other financial income) in the period in which they arise. The Group only classifies derivative financial instruments in this category.

        Derivatives are initially recognized at fair value on the date a derivative contract is entered into and their fair values are re-measured at subsequent financial statement dates. Magyar Telekom does not apply hedge accounting for its financial instruments, therefore all gains and losses are recognized in the Profit for the year (Finance income).

2.4.1.2  Loans and receivables

        Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Receivables are included in current assets, except those with maturities over 12 months after the financial statement date. These are classified as non-current assets.

        The following items are assigned to the "loans and receivables" measurement category.

  •
  cash and cash equivalents

  •
  receivables and loans to third parties

  •
  trade receivables

  •
  employee loans

  •
  other receivables

        Loans and receivables are initially recognized at fair value and subsequently carried at amortized cost using the effective interest method, less any impairment.

        The carrying amount of loans and receivables, which would otherwise be past due, whose terms have been renegotiated is not impaired if the collectability of the renegotiated cash flows are considered ensured.

(a)   Cash and cash equivalents

        Cash and cash equivalents include cash on hand and in banks, and all highly liquid deposits and securities with original maturities of three months or less, and exclude all overdrafts.

(b)   Trade and other receivables

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

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the Profit for the year (Other operating expenses—Bad debt expense).

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

        Individual valuation is carried out for customers under litigation; bankruptcy proceedings and for the total receivables of customers with overdue receivables. Itemized valuation is also performed in special circumstances, if there is an overdue receivable from any designated customer with different credit risk attributes.

        When a trade receivable is established to be uncollectible, it is written off against Other operating expenses in the Profit for the year (Bad debt expense) with a parallel release of cumulated impairment. Subsequent recoveries of amounts previously written off are credited against the same line of the Statement of comprehensive income.

        If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor's credit rating), the previously recognized impairment loss shall be reversed by adjusting the allowance account. The reversal shall not result in a carrying amount of the financial asset that exceeds what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed. The amount of the reversal shall be recognized in the Profit for the year as a reduction to Other operating expenses (Bad debt expense).

        Amounts due to, and receivable from, other network operators are shown net where a right of set-off exists and the amounts are settled on a net basis (such as interconnection receivables and payables).

(c)   Employee loans

        Employee loans are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any impairment loss.

        Difference between the nominal value of the loan granted and the initial fair value of the employee loan is recognized as prepaid employee benefits. Interest income on the loan granted calculated by using the effective interest method is recognized as finance income, while the prepaid employee benefits are amortized to Employee related expenses evenly over the term of the loan.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.4.1.3  Available-for-sale financial assets (AFS)

        AFS financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are included in other non current financial assets unless management intends to dispose of the investment within 12 months of the financial statement date. In this latter case they are included in current assets (Other financial assets).

        The "available-for-sale financial assets" measurement category includes:

  •
  listed equity instruments that are neither consolidated nor included using the equity method in the consolidated financial statements

  •
  unlisted equity instruments that are neither consolidated nor included using the equity method in the consolidated financial statements

  •
  debt instruments

        AFS financial assets are initially recognized and also subsequently carried at fair value. The unrealized changes in the fair value of available-for-sale financial assets are recognized in equity (Revaluation reserve for AFS financial assets).

        Interest on available-for-sale debt securities calculated using the effective interest method is recognized in the Profit for the year (Finance income). Dividends on available-for-sale equity instruments are recognized in the Profit for the year (Finance income) when the Group's right to receive payments is established.

        The Group assesses at each financial statement date whether there is objective evidence that a financial asset is impaired. There is objective evidence of impairment if as a result of loss events that occurred after the initial recognition of the asset have an impact on the estimated future cash flows of the financial asset that can be reliably estimated. If any such evidence exists for AFS financial assets, the cumulative unrealized gain (if any) is reclassified from Other comprehensive income to Profit for the year, and any remaining difference is also recognized in the Profit for the year (Finance income). Impairment losses recognized on equity instruments are not reversed through the Profit for the year, while impairment losses recognized on debt instruments are reversed through the Profit for the year.

        When AFS financial assets are sold or redeemed, therefore derecognized, the fair value adjustments accumulated in equity are reclassified from Other comprehensive income to Profit for the year (Finance income).

2.4.1.4  Held-to-maturity investments

        This category includes non-derivative financial assets with fixed or determinable payments and fixed maturity that the Group has the positive intention and ability to hold to maturity. The Group does not classify any of its financial instruments in this category.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.4.2  Financial liabilities

        There are two measurement categories for financial liabilities used by the Group:

  •
  Financial liabilities carried at amortized cost

  •
  Financial liabilities at fair value through profit or loss

        No reclassification between categories has been made in the past and no reclassifications are expected in the future. Both types of financial liabilities are initially recognized at fair value, while subsequent measurements are different (see below). We remove a financial liability (or a part of a financial liability) from the Statement of financial position when, and only when, it is extinguished—i.e. when the obligation specified in the contract is discharged, cancelled or expired.

2.4.2.1  Financial liabilities carried at amortized cost

        The measurement category for "financial liabilities measured at amortized cost" includes all financial liabilities not classified as "at fair value through profit or loss".

(a)   Loans and other borrowings

        Borrowings are recognized initially at fair value less transaction costs, and subsequently measured at amortized costs using the effective interest rate method. The effective interest is recognized in the Profit for the year (Finance expenses) over the period of the borrowings.

(b)   Trade and other payables

        Trade and other payables (including accruals) are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. The carrying values of trade and other payables approximate their fair values due to their short maturity.

2.4.2.2  Financial liabilities at fair value through profit or loss

        Since the Group currently has no intention of measuring non-derivative financial liabilities at fair value, generally only derivative financial instruments are assigned to this category.

        The Group does not designate any derivatives as hedging instruments, therefore, all derivatives are classified as "held for trading".

        Derivatives are initially recognized at fair value on the date a derivative contract is entered into and their fair values are re-measured at subsequent financial statement dates. Magyar Telekom does not apply hedge accounting for its financial instruments, therefore all gains and losses are recognized in the Profit for the year (Finance income).

        The Group considers only those contracts as a separable host contract and an embedded derivative which are denominated neither in the functional currency of either of the contracting parties nor in a currency that is commonly used in contracts to purchase or sell non-financial items in the economic environment in which the transaction takes place (e.g. a relatively stable and liquid currency that is commonly used in local business transactions or external trade). The Group has identified EUR and USD (except Montenegro) as currencies commonly used in the Group's operating area.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.5   Inventories

        Inventories are stated at the lower of cost or net realizable value using the historical cost method of accounting, and are valued on a weighted average basis. The cost of inventories comprises all costs of purchase, cost of construction and other costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

        Phone sets are often sold for less than cost in connection with promotions to obtain new subscribers with minimum commitment periods (Note 4.6). Such loss on the sale of equipment is only recorded when the sale occurs if the normal resale value is higher than the cost of the phone set. If the normal resale value is lower than costs, the difference is recognized as impairment immediately.

2.6   Non current assets held for sale

        An asset is classified as held for sale if it is no longer needed for the future operations of the Group, and has been identified for sale, which is highly probable and expected to take place within 12 months. These assets are accounted for at the lower of carrying value or fair value less cost to sell. Depreciation is discontinued from the date of designation to the held for sale status. When an asset is designated for sale, and the fair value is determined to be lower than the carrying amount, the difference is recognized in the Profit for the year (Depreciation and amortization) as an impairment loss.

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

        Government grants relating to the purchase of PPE are deducted from the original cost of the items and are recognized in the Profit for the year through the reduced amount of depreciation of the related assets over their useful lives. Investment tax credits relating to qualifying investment projects (Note 9.5) are also recognized in this manner.

        Cost in the case of telecommunications equipment comprises of all expenditures including the cabling within customers' premises and interest on related loans.

        Subsequent expenditure on an asset that that meets the recognition criteria to be recognized as an asset or an addition to an asset is capitalized, while maintenance and repairs are charged to expense when incurred.

        When assets are scrapped, the cost and accumulated depreciation are removed from the accounts and the loss is recognized in the Profit for the year as depreciation expense.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        When assets are sold, the cost and accumulated depreciation are removed from the accounts and any related gain or loss is recognized in the Profit for the year (Other operating income).

        Depreciation is calculated on a straight-line basis from the time the assets are deployed and charged over their economic useful lives. On an annual basis, Magyar Telekom reviews the useful lives and residual values for consistency with current development plans and advances in technology. For further details on the groups of assets impacted by the most recent useful life revisions refer to Note 12. The annual revisions are conducted in the second quarter of the year and the resulting changes are applied from the third quarter of the year. In addition to the regular revisions, any investment decisions made throughout the year may also result in a change of useful life of a group of assets in any period of the year.

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

        Amortization is calculated on a straight-line basis from the time the assets are deployed and charged over their economic useful lives. On an annual basis, Magyar Telekom reviews the useful lives for consistency with current development and replacement plans and advances in technology. For further details on the groups of assets impacted by the most recent useful life revisions refer to Note 13. The annual revisions are conducted in the second quarter of the year and the resulting changes are applied from the third quarter of the year. In addition to the regular revisions, any investment decisions made throughout the year may also result in a change of useful life of a group of assets in any period of the year.

        In determining whether an asset that incorporates both intangible and tangible elements should be treated under IAS 16—Property, Plant and Equipment or as an intangible asset under IAS 38—Intangible

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Assets, management uses judgment to assess which element is more significant and recognizes the assets accordingly.

2.9   Impairment of PPE and intangible assets

        Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the assets' fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units—CGUs).

        The fair values of the individual tangible and intangible assets of the Group in most cases can not be determined as individual assets do not generate cash flows. Instead, the Group determines CGUs to which the individual assets are allocated and the fair values can only be determined at CGU level, primarily by using discounted cash flow analyses. See also Note 4.3. Corporate assets which have the distinctive characteristics of not generating cash inflows independently of other assets or groups of assets are allocated to CGUs when conducting impairment tests.

        Goodwill is tested for impairment annually or more frequently if circumstances indicate that impairment may have occurred. When conducting the impairment tests, Magyar Telekom allocates goodwill to its operating segments. Operating segments may include one clearly identifiable company or a group of companies, or components of one company and other companies as well.

        For the subsidiaries included in the operating segments the Group establishes the subsidiaries' recoverable amounts by determining their fair value less cost to sell by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analyses and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs. The fair values determined as described above are used as a basis when establishing the need for an impairment of any goodwill allocated to the operating segments. See also Note 4.2. If the calculated fair value less cost to sell is lower than the carrying amount of the operating segment, goodwill is impaired.

2.10 Provisions and contingent liabilities

        Provisions are recognized when Magyar Telekom has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

        Provisions are measured and recorded as the best estimate of the expenditure required to settle the present obligation at the financial statement date.

        Provisions for obligations expected to fall due after 12 months are generally recognized at their present value and are accreted (against Finance expense) until utilization or reversal.

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

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

2.11 Treasury stock

        When the Company or its subsidiaries purchase the Company's equity shares, the consideration transferred including any attributable incremental external costs are deducted from the Equity of the owners of the parent as Treasury stock until they are re-sold or cancelled. When such shares are subsequently sold, the treasury share balance decreases by the original cost of the shares, thereby increasing the equity, while any gains or losses are also recognized in equity (Retained earnings). Treasury stock transactions are recorded on the transaction date.

2.12 Revenues

        Revenues for all services and equipment sales (Note 22) are shown net of VAT, discounts and excluding sales within the Group. Revenue is recognized when the amount of the revenue can be reliably measured, and when it is probable that future economic benefits will flow to the Group and all other specific recognition criteria of IAS 18 on the sale of goods and rendering of services are met for the provision of each of the Group's services and sale of goods.

        Customers of the Group are granted loyalty awards (credit points) based on their usage of the Group's services including timely payment of their invoices. Loyalty awards can be accumulated and redeemed to obtain future benefits (e.g. call credits, handset discounts, etc.) from the operators of the Group. When customers earn their credit points, the fair value of the credit points earned are deducted from the revenue invoiced to the customer, and recognized as Other liabilities (deferred revenue). See also Note 2.1.5. On redemption (or expiry) of the points, the deferred revenue is released to revenue as the customer collected (or waived) the undelivered element of the deemed bundle.

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

        Customer subscriber arrangements typically include an equipment sale, subscription fee and charge for the actual voice, internet, data or multimedia services used. The Group considers the various elements of these arrangements to be separate earnings processes and classifies the revenue for each of the deliverables into the categories as disclosed in Note 22 using the residual method for each of the elements. These units are identified and separated, since they have value on a standalone basis and are sold not only in a bundle, but separately as well. Therefore the Group recognizes revenues for all of these elements using the residual method that is the amount of consideration allocated to the delivered elements of the arrangements equals the total consideration less the fair value of the undelivered elements.

        The Group provides customers with narrow and broadband access to its fixed, mobile and TV distribution networks. Service revenues are recognized when the services are provided in accordance with contractual terms and conditions. Airtime revenue is recognized based upon minutes of use and contracted

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

fees less credits and adjustments for discounts, while subscription and flat rate revenues are recognized in the period they relate to.

        Revenue and expenses associated with the sale of telecommunications equipment and accessories are recognized when the products are delivered, provided that there are no unfulfilled obligations that affect the customer's final acceptance of the arrangement.

        Advertising revenues are recognized in the period that the advertisements are exhibited.

        Revenues from premium rate services (Voice and non-voice) are recognized on a gross basis when the delivery of the service over Magyar Telekom's network is the responsibility of the Group, the Group establishes the prices of these services and bears substantial risks of these services, otherwise presented on a net basis.

        Customers may also purchase prepaid mobile, public phone and internet credits ("cards") which allow those customers to use Magyar Telekom's telecommunications network for a selected amount of time. Customers must pay for such services at the date when the card is purchased. Revenues from the sale of cards are recognized when used by the customers or when the credits expire with unused traffic.

        Third parties using Magyar Telekom's telecommunications network include roaming customers of other service providers and other telecommunications providers which terminate or transit calls on Magyar Telekom's network. These wholesale (incoming) traffic revenues included in Voice and Non-voice (Data and Internet) revenues are recognized in the period of related usage. A proportion of the revenue received is often paid to other operators (interconnect) for the use of their networks, where applicable. The revenues and costs of these transit calls are stated gross in the Financial statements as the Group is the principal supplier of these services using its own network freely defining the pricing of the services, and recognized in the period of related usage.

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

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Revenue from hardware and software sales or sales-type leases is recognized when the risk of ownership is substantially transferred to the customer, provided there are no unfulfilled obligations that affect the customer's final acceptance of the arrangement. Any costs of these obligations are recognized when the corresponding revenue is recognized.

        Revenues from construction contracts are accounted for using the percentage-of-completion method. The stage of completion is determined on the basis of the costs incurred to date as a proportion of the estimated total costs. Receivables from construction contracts are classified in the Statement of financial position as Trade receivables. If the total actual and estimated expenses exceed revenues for a particular contract, the loss is recognized immediately.

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

2.13.2  Share based compensation

        Magyar Telekom recognizes the costs of services received from its employees in a share based payment transaction when services are received. Magyar Telekom recognizes a corresponding increase in its equity reserves (Reserve for equity settled share based transactions) if the services are received in an equity-settled share based payment transaction. If the services are received in a cash-settled share based payment transaction, the Group recognizes the expense against a liability, re-measured at each financial statement date.

        Fair values are determined using option pricing models (such as Black-Scholes and Monte Carlo simulation) and other relevant techniques. As Magyar Telekom Plc. is listed and actively traded on the Budapest and New York Stock Exchanges, the share price and its history is readily available as a basis for fair value calculations.

        Bonuses tied to the long term performance of the Magyar Telekom share are recognized in the Profit for the year at their time-proportioned fair value (Note 24.1) against an accumulating balance in Provisions.

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

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

of withdrawal or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.

2.14 Research and Marketing expenses

        Research as well as marketing costs are expensed as incurred. Research costs are not material, while marketing expenses are disclosed in Note 25.

2.15 Capitalization of borrowing costs

        Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset form part of the cost of that asset. Other borrowing costs are recognized as an expense. Borrowing costs include interest and other costs that the Group incurs in connection with the borrowing of funds. The borrowing costs eligible for capitalization are capitalized applying the weighted average of the borrowing costs applicable to the general borrowings of the Group that are outstanding during the period. A qualifying asset is an asset that necessarily takes a substantial period of time, in general over 12 months, to get ready for its intended use.

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

2.16.3  Deferred taxes

        Deferred tax is recognized applying the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated financial statements. However, deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit. Deferred tax is determined using income tax rates that have been enacted or substantially enacted by the financial statement date and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

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

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

2.17 Leases

2.17.1  Operating lease—Group as lessor

        Assets leased to customers under operating leases are included in Property, plant and equipment in the Statement of financial position. They are depreciated over their expected useful lives on a basis consistent with similar assets. Rental income is recognized as revenue on a straight-line basis over the lease term.

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

2.17.3  Operating lease—Group as lessee

        Costs in respect of operating leases are charged to the Profit for the year on a straight-line basis over the lease term.

2.17.4  Finance lease—Group as lessee

        Leases of property, plant and equipment where Magyar Telekom assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalized at the fair value of the asset or if lower, at the estimated present value of the future minimum lease payments against a finance lease payable. Each lease payment is allocated between the finance liability and finance charges so as to achieve a constant rate of interest on the outstanding finance balance payable. The finance lease obligations, net of finance charges, are included in the Statement of financial position (Other financial liabilities). The interest element of the lease payments is charged to the Profit for the year (Finance expense) over the lease period. Property, plant and equipment acquired under finance lease contracts are depreciated over the shorter of the lease term or the useful life of the asset.

2.17.5  Sale and leaseback transactions

        Sale and leaseback transactions involve the sale of an asset by Magyar Telekom and the leasing of the same asset or part of it back to Magyar Telekom. When sale and leaseback transactions qualify as finance leases any gain on the sale is deferred and recognized in the Profit for the year over the lease term through lower depreciation expense. If the leaseback qualifies as an operating lease, any gains or losses on the sale are recognized in the Profit for the year (Other operating income) at the time of the sale as the sales price reflects the fair value of the asset, while the lease payments are recognized in the Profit for the year (Other operating expenses) on a straight line basis over the period of the lease.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.18 Earnings per share

        Basic earnings per share is calculated by dividing profit attributable to the owners of the Company for the period by the weighted average number of common stocks outstanding. Diluted earnings per share is calculated considering the weighted average number of diluting share options (if any) in addition to the number of common stocks outstanding.

2.19 Dividends

        Dividends payable to the Company's shareholders and to Non-controlling shareholders of the Group's subsidiaries are recorded as a liability and debited against equity (Retained earnings or Non-controlling interests) in the Group's financial statements in the period in which the dividends are approved by the shareholders.

2.20 Segments

        The Group adopted IFRS 8 in 2009, which resulted in a significant restructuring of the Group's segment disclosure. In 2008, the Group restructured the way the chief operating decision makers decide on the allocation of resources, which is different from the primary segments of the Group reported as per IAS 14 in previous years.

        In the Financial statements, the Group's segments are reported in a manner consistent with the internal reporting provided to the chief operating decision makers, the members of the Management Committee (MC) of Magyar Telekom Plc. The MC is responsible for allocating resources to, and assessing the performance of, the operating segments on a monthly basis. The accounting policies and measurement principles of the operating segments are very similar to those applied for the Group described in the previous sub-notes of the Summary of significant accounting policies. The differences primarily originate from the fact that the operating segments' annual results are determined and closed at an earlier stage, around January 10-12 each year, than these Financial statements. Any items discovered and requiring adjustment between the closing date of the segment results and the approval date of the Financial statements are reflected in the next year's segment results.

        The operating segments' revenues include revenues from external customers as well as the internal revenues generated from other segments for telecommunications and, to a lesser extent, from inter-segment support services. In order to concentrate on real performance achieved on third party transactions, the number of inter-segment cross-charges applied within the organizations of Magyar Telekom Plc. operating in different segments is fairly limited. These cross-charges are not meant to allocate all the actual costs to the operating segment which are in fact incurred for the operation of the particular segment. Consequently, regardless of the costs incurred for the operation of another segment, the supporting organizations of the operating segments do not charge revenues for the services delivered within Magyar Telekom Plc., the largest legal entity of the Group.

        The operating segments' results are monitored by the MC to EBITDA (Earnings before interest, tax, depreciation and amortization), which is defined by the Group as Operating profit without Depreciation and amortization expense.

        The MC does not monitor the assets and liabilities at segment level.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Another important KPI monitored at segment level is capital expenditure (Capex), which is determined as the gross additions to PPE and Intangible assets, excluding those due to business combinations.

2.21 Comparative information

        In order to maintain consistency with the current year presentation, certain items may have been reclassified for comparative purposes. Material changes in disclosures, if any, are described in detail in the relevant notes.

3.     FINANCIAL RISK MANAGEMENT

3.1   Financial risk factors

        Magyar Telekom is primarily exposed to credit risks related to its financial assets. In addition, the Group is also exposed to risks from movements in exchange rates, interest rates that affect the fair value and/or the cash flows arising from financial assets and liabilities.

        Financial risk management aims to limit these risks through ongoing operational and finance activities. Selected derivative and non-derivative hedging instruments are used for this purpose, depending on the risk assessment. Magyar Telekom only hedges the risks that affect the Group's cash flows, no hedges are concluded to hedge fair values. Derivatives are exclusively used as hedging instruments, i.e., not for trading or other speculative purposes. To reduce the counterparty risk, hedging transactions are generally only concluded with Deutsche Telekom or leading Hungarian financial institutions. Nevertheless, hedge accounting is not applied to such transactions, considering that not all the criteria in IAS 39 are met.

        The detailed descriptions of risks, the management thereof as well as sensitivity analyses are provided below. These sensitivity analyses calculate with reasonably possible changes in the relevant risk variables and their impact on profit before tax. The impacts disclosed below are subject to an average effective income tax rate of approximately 20% in the Group, i.e. the impact on Profit for the year would be approximately 80% of the before tax amount. The potential impacts disclosed (less tax) would be the same on the Group's Equity.

        There were no major changes in these risks compared to the previous reporting period.

3.1.1  Market risk

        Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: currency risk, interest rate risk and other price risk.

        The fundamentals of Magyar Telekom's financing strategy are established each year by the Board of Directors. The Group's policy is to borrow centrally using a balanced combination of medium term and short term loans, and fixed and floating interest rates on those loans. The Board of Directors has approved two debt protection ratio limits, and monitors their fulfillment annually. At the end of 2008 and 2009 Magyar Telekom fulfilled both criteria, Total Debt to EBITDA ratio of 1.61 in 2009 (2008: 1.49), the allowed maximum of which would be 2.5 and EBITDA to Interest Expense ratio of 7.59 in 2009, (2008: 8.86), the allowed minimum of which would be 3.0. The Group's Treasury department is responsible for implementing the finance policy and for ongoing risk management. The details of foreign exchange,

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.     FINANCIAL RISK MANAGEMENT (Continued)

liquidity and counterparty risk management guidelines are determined and monitored by the Group Treasurer continuously.

        Magyar Telekom is exposed to interest and foreign exchange (FX) rate risk associated with its interest bearing assets and liabilities and anticipated transactions. As the vast majority of the revenues and expenses of the Hungarian entities arise in HUF, the functional currency of Magyar Telekom is HUF. Consequently, Magyar Telekom's objective is to minimize the level of its financial risk in HUF terms.

        For the presentation of market risks, we also provided sensitivity analyses that show the effects of hypothetical changes of relevant risk variables on Profit before tax. These hypothetical changes were modeled to present a reasonably possible change in the relevant risk variables. The periodic effects are determined by relating the hypothetical changes in the risk variables to the balance of financial instruments at the end of the latest reporting period (2009) and the preceding reporting period (2008). The balances at the end of the reporting period are usually representative for the year as a whole, therefore the impacts are calculated using the year end balances as though the balances had been constant throughout the reporting period. As the global economic situation has not changed significantly compared to the end of the previous reporting period, the methods and assumptions used in the sensitivity calculations did not change. As a result of the still rather volatile international capital and securities markets, a higher fluctuations of the FX and interest rates are also possible.

3.1.1.1  Foreign currency risk

        Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in FX rates. Currency risks primarily arise on financial instruments being denominated in a currency that is not the functional currency of the given operating segment of the Group. Differences resulting from the translation of the foreign subsidiaries financial statements into the Group's presentation currency are not taken into consideration. Relevant risk variables are generally all non-functional currencies in which Magyar Telekom has financial instruments.

        Due to the free-float of the HUF introduced in 2008, the Group is exposed to FX risk in case of FX denominated financial instruments of the Hungarian entities to a higher degree than before. In order to mitigate this risk, Magyar Telekom minimized its foreign currency borrowings in the past years, or covered it with derivative instruments to substantially reduce FX risk.

(a)   FX risks arising on loans from DTIF and related swaps with DT AG

        In the past few years, all related party loans payable of Magyar Telekom were denominated in HUF. In agreement with Deutsche Telekom, the related party loans taken from the financing vehicle of Deutsche Telekom, Deutsche Telekom International Finance B.V. (DTIF) from June 2009 are denominated in EUR, while, at the same time, cross-currency interest rate swaps are concluded with Deutsche Telekom AG to fix the actual cash flows of Magyar Telekom in HUF for the whole nominal amount and interest payments of these loans. Even though the Group does not apply hedge accounting, the change in the HUF/EUR exchange rate has no significant (net) impact on Profit before tax related to the hedged loans and the swaps together.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.     FINANCIAL RISK MANAGEMENT (Continued)

(b)   FX risks arising on third party loans and related swaps

        Magyar Telekom also has third party loans denominated in EUR, for the majority of which we also concluded cross-currency interest rate swap agreements with one of the substantial Hungarian banks to eliminate FX risk in connection with these loans and hedge the whole foreign currency denominated cash flows of these loans. Even though the Group does not apply hedge accounting, the change in the HUF/EUR exchange rate has no significant (net) impact on Profit before tax related to the hedged loans and the swaps together.

(c)   Other FX exposure

        The remaining FX exposure of Magyar Telekom is mostly related to (i) holding foreign currency cash balances in its subsidiaries in the Southern and Eastern Europe region, and (ii) operating activities through revenues from, and payments to, international telecommunications carriers as well as capital expenditure contracted with vendors in foreign currency. In line with currency hedging policy, the Company holds sufficient amounts of foreign currencies on its bank accounts, the amounts of which are determined considering the balance of FX denominated trade and leases payables and trade receivables in order to hedge the currency risk arising in connection with those assets and liabilities. The Group's foreign currency denominated assets (primarily held by the Group's foreign subsidiaries), however, exceed the Group's foreign currency denominated liabilities (other than the above described loans), therefore changes of the functional currencies' exchange rates would have significant impact on the profit of the Group. Compared to the spot FX rates as of December 31, 2009, a 20% weaker functional currency (HUF and MKD) against the EUR and USD would have caused HUF 4.1 billion unrealized gain on this net balance (2008: HUF 6.6 billion gain). The same amount of loss would have been caused by a 20% stronger functional currency against the EUR and USD.

        In order to reduce the above exposure, Magyar Telekom occasionally enters into derivative contracts. The fair value of the open short term forward positions was HUF -502 million (liability) as of December 31, 2009, while the Group had no open forward deals at the end of 2008. These positions were opened to hedge the FX risks of future FX payments exceeding FX incomes and to cover the FX risk of a short term EUR denominated loan taken from DTAG. Compared to the spot FX rates as of December 31, 2009, a 20% weaker functional currency HUF against the EUR would have caused HUF 6.2 billion unrealized gain on this net balance. Approximately the same amount of loss would have been caused by a 20% stronger HUF against the EUR.

        Due to the global financial crisis, even a more than 20% fluctuation of the functional currencies against the EUR is possible as extraordinary market conditions may cause extreme volatility on FX markets.

3.1.1.2  Interest rate risk

        Magyar Telekom is also exposed to interest rate fluctuations. This is due to the fact that changing interest rates affect the fair value of the fixed rate instruments and also affect the cash flows through the floating rate instruments.

        Changes in the market interest rates of non-derivative financial instruments with fixed interest rates only affect income if these are measured at their fair value. On the other hand, all financial instruments with fixed interest rates (which are carried at amortized cost) are not subject to cash flow interest rate risk.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.     FINANCIAL RISK MANAGEMENT (Continued)

        Changes in the market interest rate of interest rate derivatives (interest rate swaps, cross-currency swaps) that are not part of a hedging relationship as set out in IAS 39 affect financial income or expense (net gain/ loss from re-measurement of the financial assets to fair value).

        Changes in market interest rates affect the interest income or expense of non-derivative floating-interest financial instruments for which no cash flow hedges are in place.

(a)   Financial assets

        Excess cash of the Group's Hungarian operations is primarily used to repay loans, however, significant amount of cash of the Group's Macedonian and Montenegrin subsidiaries are held in local banks. These amounts are deposited primarily on fixed interest rate terms in order to minimize exposure to market changes that would potentially adversely change the cash flows from these instruments.

        The Group's HUF denominated bank deposits amounted to HUF 6.5 billion at the end of 2009 (2008: HUF 29.5 billion). A 4 percentage point higher interest rate throughout 2009 (assuming the year-end 2009 balance throughout 2009) would have resulted in HUF 0.3 billion higher interest income in 2009 (2008: HUF 1.2 billion). The interest income would be lower by the same amount in case of 4 percentage point lower interest rate.

        The Group's MKD denominated bank deposits amounted to HUF 32.7 billion at the end of 2009 (2008: HUF 29.8 billion). A 2 percentage point higher interest rate throughout 2009 (assuming the year-end 2009 balance throughout 2009) would have resulted in HUF 0.7 billion higher interest income in 2009 (2008: HUF 0.6 billion). The interest income would be lower by the same amount in case of 2 percentage point lower interest rate.

        The Group's EUR denominated bank deposits amounted to HUF 37.0 billion at the end of 2009 (2008: HUF 52.1 billion). A 2 percentage point higher interest rate throughout 2009 (assuming the year-end 2009 balance throughout 2009) would have resulted in HUF 0.7 billion higher interest income in 2009 (2008: HUF 1.0 billion). The interest income would be lower by a smaller amount as interest rates are usually smaller than 2%.

        The Group's USD denominated bank deposits amounted to HUF 2.0 billion at the end of 2008, while the Group had no significant amount of such deposits at the end of 2009. A 1 percentage point higher interest rate throughout 2008 (assuming the year-end 2008 balance throughout 2008) would have resulted in less than HUF 0.1 billion higher interest income in 2008. The interest income would be lower by a smaller amount as interest rates are usually smaller than 1%.

        As a result of the volatile international capital and securities markets, a higher fluctuation of the interest rates is also possible, the exposure to which is mitigated by the balanced portfolio of fixed and floating interest rate borrowings (see above). Sensitivities have been disclosed for a movement of 4 percentage points for HUF, 2 percentage points for MKD and EUR, and 1 percentage point for USD, but extraordinary market conditions may cause extreme volatility on money markets, which can result in even higher percentage point change in interest rates.

(b)   Financial liabilities

        Financial liabilities exposed to interest rate risk are primarily the related party (DTIF) and third party loans and the related swap agreements in place. These loans are almost exclusively taken by the Company

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.     FINANCIAL RISK MANAGEMENT (Continued)

as the financing of the Group is managed centrally. The analysis below describes the Group's net exposure to the net interest rate risks related to the loans and the related swap agreements.

        As the vast majority of debt portfolio is denominated in HUF, or swap agreements are in place so that the loans payable are exposed to changes in HUF interest rates, the Group is mostly exposed to the HUF interest rate fluctuations for its financial liabilities. To control this interest rate risk, a combination of fixed and floating rate debt is used. Fixed interest-bearing debts (including loans swapped to fixed interest and excluding loans swapped to floating interest) made up 56% of the Group's total debt as of December 31, 2009 (2008: 53%).

        In addition, some of the Group's loan agreements with Deutsche Telekom include a fixed interest rate that in fact may change in case of downgrading the credit rating of Deutsche Telekom by specific international rating agencies below the level of credit rating BBB+. Such rating downgrades from the current grade would have caused additional annual interest payments of approximately HUF 0.2 billion (assuming the year-end 2009 balance and rating throughout 2009) on top of the pre-fixed amount of interest (2008: HUF 0.6 billion). On the other hand, such rating upgrades above the level of the credit rating A would have caused HUF 0.3 billion lower interest expense for 2009 (2008: HUF 0.3 billion).

        Floating interest-bearing debts (including loans swapped to floating interest and excluding loans swapped to fixed interest) made up 44% of the Group's total debt as of December 31, 2009 (2008: 47%). A 4 percentage point higher interest rate throughout 2009 (assuming the year-end 2009 balance throughout 2009) would have resulted in HUF 6.7 billion higher interest expense in 2009, while the same decrease of interest rates would cause the same decrease in interest payments (2008: HUF 7.3 billion).

3.1.1.3  Other price risk

        As of the end of the reporting periods, Magyar Telekom did not hold any material investments, which could be affected by risk variables such as stock exchange prices or other indices, therefore, the Group's exposure to such price changes are very limited. See also Note 8.2.

3.1.2  Credit risk

        Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

        The maximum exposure to credit risk as at the financial statement dates are represented by the carrying amounts of the financial assets in the Statement of financial position. Guarantee agreements reducing the maximum exposure to credit risk as at the end of the reporting period are described later in this section.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.     FINANCIAL RISK MANAGEMENT (Continued)

        The following table represents Magyar Telekom's maximum exposure to credit risk as at December 31, 2008 and 2009.

	At December 31,
	2008	2009
	(In HUF millions)
Cash and cash equivalents	66,680	34,270
Bank deposits with original maturities over 3 months	59,300	50,660
Trade receivables	93,201	100,524
Loans to Deutsche Telekom Group companies	—	29,587
Finance lease receivables	23,082	23,531
Employee loans	4,383	4,870
Dividend receivable from associates	2,033	—
Derivative financial instruments	1,011	1,285
Trade receivables over one year	414	1,487
Loans to third parties	779	580
Financial assets available for sale	282	276
RDC receivables	952	839
Other current	2,186	1,626
Other non-current	170	552

	254,473	250,087

        The vast majority of credit risks may arise in respect of Cash and cash equivalents, Bank deposits with original maturities over 3 months and Trade receivables, and to a lesser extent, of Finance lease receivables. Cash and cash equivalents, Bank deposits with original maturities over 3 months and Trade receivables have short term maturities, which represent the vast majority of the Group's financial assets.

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

        Cash and cash equivalents and Bank deposits with maturities over 3 months held in Hungary are primarily denominated in HUF and concentrations of credit risk are limited as Magyar Telekom places its cash in Hungary with substantial credit institutions. Further, excess HUF cash is also used for repayment of the HUF denominated loans and borrowings, or is deposited at partner banks which grant loans for Magyar Telekom, therefore, the credit risk related to cash held in HUF is very limited.

        Cash and cash equivalents and Bank deposits with maturities over 3 months held in Macedonia are primarily denominated in MKD and EUR, while the Cash and cash equivalents and Bank deposits with maturities over 3 months held in Montenegro are primarily denominated in EUR. Cash and cash equivalents and Bank deposits with maturities over 3 months deposited in these countries run higher counterparty risk, due to the small amount of internationally substantial financial institutions in those countries. The bank deposits in Montenegro of HUF 12.2 billion as at December 31, 2009 (2008: HUF 19.8 billion) and those in Macedonia of HUF 57.5 billion as at December 31, 2009 (2008: HUF 13.2)

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.     FINANCIAL RISK MANAGEMENT (Continued)

are fully covered with bank guarantees issued by international financial institutions rated at BBB+ or above, or Magyar Telekom has the right to net the deposits with loans taken from the guarantor, in case of default of the bank. Credit risk related to bank deposits is further limited by the diversification of the deposits among several independent credit institutions determinant on the local market.

        Finance lease receivables, in most cases, are legally embedded in service contracts also requiring to provide assets related to the services, which are legally in the Group's ownership. Should the partners fail to pay their bills, we are entitled to discontinue the services and take the assets back to the Group's locations. As these assets are rarely customer specific, we can utilize these assets in other ways as well, therefore, the credit risk related to finance leases is in fact rather limited.

        Concentrations of credit risk relating to trade receivables are limited due to the large number of customers comprising the Group's customer base and their dispersion across many different geographic areas and industries.

        No financial assets other than trade and other receivables had to be impaired in the reported years, as they are neither past due nor are there any signs of impairment.

        The following table contains the carrying amount of trade receivables broken down by reportable segment (note 31).

	At December 31,
	2008	2009
	(In HUF millions)
CBU	31,923	38,133
BBU	25,740	27,221
Headquarters	15,422	15,554
Macedonia	12,017	12,061
Montenegro	5,853	4,763
Technology	843	859
All other	1,403	1,933

	93,201	100,524

        The amounts in the table above are shown net of provisions for impairment losses of HUF 29.7 billion as at December 31, 2009 (2008: HUF 26.3 billion). The annual bad debt expense of the Group had historically been under 1% of the consolidated revenues, except in 2009 (1.4%). Changes in customer payment behavior in the future, however, may result in higher impairment losses. Each additional 1 percentage point of uncollectible revenue would result in additional impairment charges of HUF 6.4 billion in 2009 (2008: HUF 6.7 billion).

CBU, BBU and Headquarters (Hungary)

        Consumer Services Business Unit (CBU) provides fixed and mobile telecommunications and TV distribution services to residential customers, while the Business Services Business Unit (BBU) has primarily large corporate customers. There's no significant difference between the recoverability of the segments' receivables.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.     FINANCIAL RISK MANAGEMENT (Continued)

        There are varying credit checking practices applied across the members of the Group. The majority of customers are located in Hungary. For these customers the Company follows the practice described below.

        Credit checking for CBU customers at the time of the service request is carried out automatically by the credit checking application of the Sales Department. A variety of checks including checking the SOS list of faulty IDs, the bankruptcy list, the internal database of risky installation locations, the collection history of the past 6 months, the outstanding debt and the joint database of debtors of the Hungarian mobile operators are performed depending on the service to be used. As of January 1, 2009, the Fraud Detecting System was implemented, which is used to monitor extreme usage and fraudulent behavior of customers not only for mobile but also for fixed-line and Internet services.

        In case of BBU, customer managers call a hotline of the Business Customer Care group to check if the customer has outstanding debts.

        Dunning procedures for both CBU, BBU and Headquarters are run automatically by the billing systems including SMS, telephone calls, reminder letters, pseudo disconnections, termination letters and disconnections. Over a minimum overdue amount we apply varying and customized reminder procedures to the different customer groups in which varying deadlines are applied. After the termination of the contract and depending on the expected success of the process, we combine the different collection steps of involving external partners, selling the outstanding debt or initiating legal proceedings. All parts of the process are regulated by internal directives.

Macedonia

        The process of managing the credit risk from operating activities includes preventive measures such as credibility checking and prevention barring, corrective measures during legal relationship for example reminding and disconnection activities, collaboration with collection agencies and collection after legal relationship as litigation process, court proceedings, involvement of the executive unit and factoring. The overdue payments are monitored through a debt escalation procedure based on customer type, credit class and amount of debt. The credit risk is controlled through credibility checking—which determines that the customer is not indebted and the customers credit worthiness and through preventive barring—which determines the credit limit based on the usual level of the customer's consumption. There's no concentration of risk in Macedonia either with any single customer or group of customers with similar characteristics. The procedures in Macedonia ensure on a permanent basis that sales are made to customers with an appropriate credit history and that an acceptable level of credit exposure is not exceeded.

Montenegro

        If customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, risk control assesses the credit quality of the customer, taking into account past experience in collection and other factors. In Montenegro the Group uses a system of reminders leading to discontinuance of the service as the main tool to collect overdue receivables. Also, according to the balance and number of outstanding bills, the Group uses instruments of litigation of customers. However, customers may be affected by the lower liquidity situation due to the recent volatility in the global and Montenegrin financial markets, which could in turn impact their ability to repay the amounts owed. To the extent that information is available, management revised estimates of expected future cash flows in their impairment assessments.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.     FINANCIAL RISK MANAGEMENT (Continued)

3.1.3  Liquidity risk

        Liquidity risk is the risk that an entity may encounter difficulty in meeting obligations associated with financial liabilities.

        Prudent liquidity risk management implies maintaining sufficient Cash and cash equivalents and Bank deposits as well as available funding through adequate amount of committed credit lines. The Group Treasury's management aims at maintaining flexibility in funding by keeping committed credit lines available. The undrawn credit lines amounted to 50.5 billion as at December 31, 2009 (2008: HUF 44.8 billion), and the Company also had uncommitted credit lines from several Hungarian Banks as at December 31, 2009. In addition to the above, Deutsche Telekom confirmed its readiness to finance Magyar Telekom Group's budgeted financing needs until the end of June 2011. Despite the fact that this has not been formulized in a contract, it can be considered as a "quasi shelf facility".

        The following two tables summarize the maturity structure of Magyar Telekom's financial liabilities including the interest payable on those liabilities as of December 31, 2009 and 2008. As the majority of the financial liabilities are paid from the cash generated from the ongoing operations, the maturity analysis of the financial assets as at the end of the reporting periods (in comparison with the financial liabilities) would be meaningless, therefore, is not included in the tables below.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.     FINANCIAL RISK MANAGEMENT (Continued)

December 31, 2009	Total	within 1 year	1 to 5 years	after 5 years
	(In HUF millions)
Trade payables	85,874	85,874	—	—
Dividend payable	303	303	—	—
Financial liabilities to related parties	403,771	87,380	216,987	99,404
Bank loans	63,430	37,466	25,964	—
Finance lease liabilities	5,686	1,360	2,847	1,479
Nonconvertible bonds and debentures	191	70	121	—
Other financial liabilities	1,495	1,371	123	1

Total other financial liabilities	70,802	40,267	29,055	1,480

Total cash flows	560,750	213,824	246,042	100,884

Open swap positions' cash flows
Gross cash inflow in EUR million	308	21	119	168
Gross cash inflow in HUF million (at spot rate)	83,499	5,808	32,190	45,501
Gross cash outflow in HUF million	100,298	7,276	44,355	48,667

Net cash outflow in HUF million	16,799	1,468	12,165	3,166

Open forward positions' cash flows
Gross cash inflow in EUR million	123	123	—	—
Gross cash inflow in HUF million (at spot rate)	33,313	33,313	—	—
Gross cash outflow in HUF million	33,993	33,993	—	—

Net cash outflow in HUF million	680	680	—	—

December 31, 2008
Trade payables	92,340	92,340	—	—
Dividend payable	290	290	—	—
Financial liabilities to related parties	434,404	126,703	248,606	59,095
Bank loans	59,379	37,227	22,152	—
Finance lease liabilities	7,148	1,721	3,534	1,893
Nonconvertible bonds and debentures	193	71	—	122
Other financial liabilities	5,812	5,270	541	1

Total other financial liabilities	72,532	44,289	26,227	2,016

Total cash flows	599,566	263,622	274,833	61,111

Open swap positions' cash flows
Gross cash inflow in EUR million	(43)	(23)	(20)	—
Gross cash inflow in HUF million (at spot rate)	(11,386)	(6,090)	(5,296)	—
Gross cash outflow in HUF million	11,275	6,191	5,084	—

Net cash outflow (inflow) in HUF million	(111)	101	(212)	—

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.     FINANCIAL RISK MANAGEMENT (Continued)

        The average maturity of Magyar Telekom's debt portfolio was 2.59 years as at December 31, 2009 (2008: 2.58 years), both of which are in line with the predefined liquidity management limit range of keeping the average maturity of the debt portfolio between 2 and 3 years.

        The floating interest payments arising from the financial instruments were calculated using the last interest rates fixed before December 31, 2009 and 2008.

3.2   Capital risk management

        The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

        The Company's management proposes to the owners (through the Board) of the Company to approve dividend payments or adopt other changes in the Company's equity capital in order to optimize the capital structure of the Group. This can be effectuated primarily by adjusting the amount of dividends paid to shareholders, or alternatively, by returning capital to shareholders by capital reductions, selling or buying own shares. Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as Net debt divided by Equity (including Non-controlling interest) and Net debt. Net debt is calculated as follows:

  •
  Current and non current financial liabilities to related parties (without accrued interest)—Note 16

  •
  plus Other current and non current financial liabilities (without accrued interest)—Note 17

  •
  less Cash and cash equivalents—Note 6

  •
  less Other current financial assets—Note 8.1.

        During 2008 and 2009, the Group's strategy as approved by the Board was to maintain a gearing ratio within 30% to 40%. The gearing ratio at December 31, 2009 was 30.8% (2008: 29.9%).

        In addition to the above, according to the Hungarian Companies Act, Magyar Telekom Plc. has to ensure that the Company's Equity does not fall below its Common stock, i.e. the total of the reserves should not be negative. The Company is in compliance with this regulation, and no such statutory regulation exists for consolidated equity.

        The equity capital, which the Group manages, amounted to HUF 606 billion on December 31, 2009 (2008: HUF 598 billion).

4.    CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

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

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.    CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Continued)

4.1   Useful lives of assets

        The determination of the useful lives of assets is based on historical experience with similar assets as well as any anticipated technological development and changes in broad economic or industry factors. The appropriateness of the estimated useful lives is reviewed annually, or whenever there is an indication of significant changes in the underlying assumptions. We believe that this is a critical accounting estimate since it involves assumptions about technological development in an innovative industry and heavily dependent on the investment plans of the Group. Further, due to the significant weight of depreciable assets in our total assets, the impact of any changes in these assumptions can be material to our financial position, and results of operations. As an example, if Magyar Telekom was to shorten the average useful life of its assets by 10%, this would result in additional annual depreciation and amortization expense of approximately HUF 10 billion (2008: HUF 11 billion). See Notes 12 and 13 for the changes made to useful lives in 2009.

        The Group constantly introduces a number of new services or platforms including, but not limited to, the UMTS based broadband services in the mobile communications and the fiber-to-the-home rollout in the fixed line operations. In case of the introduction of such new services, the Group conducts a revision of useful lives of the already existing platforms, but in the vast majority of the cases these new services are designed to co-exist with the old platforms, resulting in no change-over to the new technology. Consequently, the useful lives of the older platforms usually do not require shortening.

4.2   Estimated impairment of goodwill

        Goodwill is no longer amortized, but tested for impairment annually or more frequently. The recoverable amounts of the operating segments are calculated based on fair value less cost to sell determined by the discounted projected cash flows of the operating segments over the next ten years with a terminal value. This is highly judgmental, which carries the inherent risk of arriving at materially different recoverable amounts if estimates used in the calculations would prove to be inappropriate. The Group has an implemented policy to make the impairment test based on a 10-year cash flow projection on reasonable and supportable assumptions that present the management's best estimate on market participants' assumptions and expectations.

        When conducting the goodwill impairment tests, goodwill is allocated to the cash generating operating segments of the Group, CBU, BBU, MBU, Macedonia fixed line, Macedonia mobile, Montenegro mobile. No goodwill was allocated to Montenegro fixed line.

        In order to determine the recoverable amounts of the operating segments, the Group calculates the operating segments' fair values less cost to sell. In the calculations, Magyar Telekom uses a range of weighted average cost of capital (WACC) before tax and estimated perpetual growth rate (PGR) depending on the country of operations and the characteristics of the markets the Group's segments operate in. The WACCs are determined based on CAPM (capital asset pricing model) using the average betas of the peer group, 10 year zero coupon yields and a debt ratio in line with the usual indebtedness of listed peer telecommunications companies, while the PGRs used are in line with the long-term average growth rate for the particular telecommunications sector.

        The Headquarters and Technology operating segments of the Group primarily include support functions, therefore the carrying values and the future cash flows of these operating segments are allocated to the other, cash generating operating segments based on the cash generating operating segments'

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.    CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Continued)

unlevered free cash flows (determined as EBITDA reduced by capital expenditures and change in net working capital), also considering the relative use of the central services by the cash generating operating segments.

        The table below shows the WACCs and PGRs used in the fair value calculations of the Group's operating segments for the goodwill impairment test conducted in 2009. The table below also includes sensitivity analyses that show how much impairment should have been recognized as at December 31, 2009 for the goodwill allocated to the operating segments if we had changed the WACCs used in the calculations to reasonably possible levels. The possible changes in the WACCs would be the result of the reasonably possible changes in the risk free interest rates we disclosed in Note 3.1.1.2. In case of the cash flow projections and the PGRs used in the sensitivity calculations, we disclose the first round decimal rate in case of the PGR and the first round decimal change to the cash flow projections that would result in impairment.

2009	CBU	BBU	MBU	Macedonia fixed line	Macedonia mobile	Montenegro mobile
WACC
Used in the calculation	13.76%	13.68%	14.17%	8.55%	10.71%	10.65%
if changed to	18.49%	18.39%	18.88%	10.68%	12.86%	12.77%
Potential impairment (HUF million)	—	—	180	—	—	—
PGR
Used in the calculation	2.0%	0.5%	2.0%	1.0%	1.0%	1.0%
if changed to	(5.0)%	(5.0)%	(5.0)%	(5.0)%	(5.0)%	(5.0)%
Potential impairment (HUF million)	—	—	—	630	—	—
Cash flows
if changed by	(27)%	(27)%	(27)%	(27)%	(27)%	(27)%
Potential impairment (HUF million)	—	—	—	699	—	—

        The table below shows the rates we used when we performed the goodwill impairment testing on the new segments for comparative purposes. No sensitivity analysis is provided to the comparative amounts as the original goodwill impairment testing for year-end 2008 was performed on the old segments that were compliant with IAS 14, but are not compliant with IFRS 8.

2008	CBU	BBU	MBU	Macedonia fixed line	Macedonia mobile	Montenegro mobile
WACC	13.22%	13.11%	14.40%	10.80%	11.14%	11.07%
PGR	2.0%	0.5%	2.0%	0.0%	2.0%	0.5%

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

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.    CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Continued)

value in use calculations, we also determine the fair value less cost to sell (if determinable), to calculate the exact amount of impairment to be charged. As this exercise is highly judgmental, the amount of a potential impairment may be significantly different from that of the result of these calculations.

4.4   Estimated impairment of trade and other receivables

        We calculate impairment for doubtful accounts receivable based on estimated losses resulting from the inability of our customers to make required payments. For the largest customers and other telecommunications service providers, impairment is calculated on an individual basis, while for other customers it is estimated on a portfolio basis, for which we base our estimate on the aging of our accounts receivable balance and our historical write-off experience, customer credit-worthiness and recent and expected changes in our customer payment terms. These factors are reviewed periodically, and changes are made to the calculations when necessary. In addition, we consider also the nature of the business (residential, business, fixed line, mobile, internet, cable TV, etc.) and the environment in which the Group's entities operate in the various markets. The estimates also involve assumptions about future customer behavior and the resulting future cash collections. If the financial condition of our customers were to deteriorate, actual write-offs of currently existing receivables may be higher than expected and may exceed the level of the impairment losses recognized so far. See also Note 3.1.2.

4.5   Provisions

        Provisions in general are highly judgmental, especially in case of legal disputes. The Group assesses the probability of an adverse event as a result of a past event and if the probability of an outflow of economic benefits is evaluated to be more than fifty percent, the Group fully provides for the total amount of the estimated liability (see also Note 2.10). The assessment of the probability is highly judgmental, as—for example—in Hungary there are very few cases where the appealed NCAH decisions have been finally concluded by the Supreme Court. Further, in Macedonia, there is also a lack of sufficient history for CPC or Agency decisions appealed against at the Administrative Court. In order to determine the probabilities of an adverse outcome, the Group uses internal and external legal counsels.

4.6   Subscriber acquisition costs

        Subscriber acquisition costs primarily include the loss on the equipment sales (revenues and costs disclosed separately) and fees paid to subcontractors that act as agents to acquire new customers. The Group's agents also spend a portion of their agent fees for marketing the Group's products, while a certain part of the Group's marketing costs could also be considered as part of the subscriber acquisition costs. The up-front fees collected from customers for activation or connection are marginal compared to the incremental acquisition costs. These revenues and costs are recognized when the customer is connected to the Group's fixed or mobile networks. No such costs or revenues are capitalized or deferred. These acquisition costs (losses) are recognized immediately as they are not accurately separable from other marketing costs. Among these, net losses on equipment sales of the Group amounted to HUF 17.4 billion in 2009 (2008: HUF 19.2 billion), while agent fees amounted to HUF 9.2 billion in 2009 (2008: HUF 8.8 billion). The Group's marketing costs amounted to HUF 16.2 billion in 2009 (2008: HUF 22.1 billion).

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.    BUSINESS COMBINATIONS

5.1   Acquisitions in 2009

5.1.1  IKO New Media, IKO Content & Rights and IKO-Telekom Media Holding

        Magyar Telekom signed a strategic co-operation agreement with IKO Production Kft, the other 50% owner of IKO-Telekom Média Holding (ITMH) in 2008 to split the investments of ITMH and gain full control of ITMH's two 100% owned subsidiaries, IKO New Media (IKO NM) and IKO Content & Rights (IKO CR). According to the co-operation agreement, the properties of ITMH were split between the owners by way of a demerger; as a result of which Magyar Telekom gained 100% ownership over the part demerging from the original holding company under the name Telekom Media Holding (TMH), IKO NM and IKO CR as of May 31, 2009, while the remaining part of the Holding (IKO Media Holding) including the 31% stake in M-RTL remained with IKO Production. M-RTL had been included in the consolidated financial statements as a 25% associate. As part of the above transaction, we have accounted for the sale of this investment in M-RTL and ITMH, and a business combination with TMH, IKO NM and IKO CR. The gain on the disposal of M-RTL was accounted for as "Other income" in the Profit for the year.

        IKO NM is one of the leading companies in the Hungarian interactive service market, and is the service provider of telecommunications applications for M-RTL. In addition, IKO NM produces TV shows and is one of the largest aggregators of premium rate telecommunications services in Hungary. IKO CR is an aggregator in the content outsourcing market.

        Following the business combinations, the newly acquired subsidiaries were renamed to Telekom New Media (TNM) and Telekom Content & Rights (TCR) respectively.

        The carrying values as well as the fair values of assets and liabilities acquired through these business combinations as well as the considerations transferred are disclosed in the table below in aggregate amounts.

	Fair values	Carrying values
	(in HUF millions)
Fair value of 25% share in M-RTL	4,728

Consideration transferred	4,728
Net assets acquired	3,040

Goodwill	1,688
Net assets acquired:
Cash and cash equivalents	2,074	2,074
Trade and other receivables	598	598
Income tax receivable	57	57
Property, plant and equipment	22	22
Intangible assets	1,436	111
Less: Investment in ITMH as a joint venture	(382)	(382)
Trade and other payables	(513)	(513)
Net deferred tax liability	(252)	—

	3,040	1,967

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.    BUSINESS COMBINATIONS (Continued)

        As the transaction did not require any cash outflow from the Group, the cash balances of the acquired companies are disclosed as Proceeds from disposal of subsidiaries and associates in the 2009 Statement of cash flows.

        TMH, TNM and TCR have been consolidated in the MBU operating segment of the Group since May 31, 2009.

        The goodwill arising on this acquisition partly represents the assembled workforce that can not be recognized as a separable asset. Further, the customer contract value recognized only represents the customers and services rendered to them existing on the acquisition date, while the majority of the goodwill represents the value of, and the future expected revenues from, customers to be acquired from the acquisition date and the planned extension of services.

5.1.2  ISH

        In May 2009, Magyar Telekom signed a share purchase agreement to acquire a 100% equity stake in International System House Kft (ISH). The agreed enterprise value was HUF 2.9 billion, to which the value of the net cash was added at the closing of the transaction. Depending on 2009 and 2010 financial performance, further earn-out payments could also be made. ISH specializes in developing, installing and operating integrated healthcare IT services. With market leadership in its segment, ISH achieved nearly HUF 2.9 billion of revenues in 2008 and EBITDA of HUF 1 billion. The transaction was closed on November 30, 2009, since when ISH has been a consolidated subsidiary of the Group, included in the BBU operating segment.

        As the purchase price allocation has not been completed yet, the fair values of assets and liabilities acquired at the time acquisition, are preliminary amounts, disclosed in the table below. Further, as there were no reliable IFRS compliant carrying values available at the time of acquisition, these values are not disclosed in the table below.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.    BUSINESS COMBINATIONS (Continued)

Provisional fair values
(in HUF millions)
Purchase price of ownership acquired	3,101
Additional estimated purchase price	12
Additional costs directly attributable to the business combination	45

Consideration transferred	3,158
Net assets acquired	2,831

Goodwill	327
Net assets acquired:
Cash and cash equivalents	345
Trade and other receivables	1,285
Income tax receivable	124
Inventories	67
Property, plant and equipment	31
Intangible assets	935
Other non current financial assets	929
Other financial liabilities	(198)
Trade and other payables	(468)
Net deferred tax liability	(219)

2,831

        The initial purchase price and a part of the additional costs were paid in cash in 2009, while the remaining estimated HUF 27 million is payable in 2010.

        The goodwill arising on this acquisition partly represents the assembled workforce that can not be recognized as a separable asset. Further, the customer contract value recognized as an intangible asset only represents the customers and services rendered to them existing on the acquisition date, while the majority of the goodwill represents the value of, and the future expected revenues from, customers to be acquired from the acquisition date and the planned extension of services.

5.1.3  Cable TV networks

        In 2009 Magyar Telekom acquired a number of cable TV networks for HUF 1,745 million in individually insignificant transactions. All these acquisitions qualified as business combinations of the CBU operating segment of the Group. The purchase price of these networks in most cases included connected customers, while in the remaining few cases the network was fully completed with immediate capability of connecting customers to them. The purchase prices paid for these networks also included goodwill representing the networks' potential of acquiring additional customers and conveying additional services.

        The fair values of assets acquired through these individually insignificant business combinations at the time acquisition as well as the considerations transferred, are disclosed in the table below in aggregate

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.    BUSINESS COMBINATIONS (Continued)

amounts. As there were no reliable IFRS compliant carrying values available at the time of acquisition, these values are not disclosed in the table below.

Fair values
(in HUF millions)
Purchase price of ownership acquired	1,745
Additional costs directly attributable to the business combination	—

Consideration transferred	1,745
Net assets acquired	(1,324)

Goodwill	421
Net assets acquired:
Property, plant and equipment	938
Intangible assets	386

1,324

        The total purchase price was paid in cash in 2009.

5.1.4  KFKI Direkt

        Magyar Telekom signed a share purchase agreement to acquire 100% of KFKI Direkt Kft. in February 2009. The purchase price was HUF 300 million plus an earn-out payment depending on the 2009 financial performance of up to a maximum of HUF 100 million. KFKI Direkt is a systems integration and infrastructure support company with specialist expertise in these areas. KFKI Direkt achieved approximately HUF 1.5 billion revenues and exceeded HUF 200 million EBITDA in 2008. KFKI Direkt de-merged from KFKI in 1995, while the remainder of the KFKI Group was acquired by Magyar Telekom in 2006. The transaction was closed on June 30, 2009, since when KFKI Direkt has been a consolidated subsidiary of the Group, included in the BBU operating segment.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.    BUSINESS COMBINATIONS (Continued)

        The carrying values and the fair values of assets and liabilities acquired as well as the considerations transferred are disclosed in the table below.

	Fair values	Carrying values
	(in HUF millions)
Purchase price of ownership acquired	300
Additional estimated purchase price	10
Additional costs directly attributable to the business combination	17

Consideration transferred	327
Net assets acquired	304	187

Goodwill	23
Net assets acquired:
Cash and cash equivalents	115	115
Trade and other receivables	106	106
Income tax receivable	10	10
Property, plant and equipment	17	17
Intangible assets	144	—
Trade and other payables	(61)	(61)
Net deferred tax liability	(27)	—

	304	187

        The initial purchase price and the additional costs were paid in cash in 2009, while the additional purchase price is expected to be paid in 2010.

        The goodwill arising on this acquisition partly represents the assembled workforce that can not be recognized as a separable asset. Further, the customer contract value recognized only represents the customers and services rendered to them existing on the acquisition date, while the majority of the goodwill represents the value of, and the future expected revenues from, customers to be acquired from the acquisition date and the planned extension of services.

5.2   Acquisitions in 2008

5.2.1  Cable TV networks

        In 2008 Magyar Telekom acquired a number of cable TV networks for HUF 687 million in individually insignificant transactions. All these acquisitions qualified as business combinations of the CBU operating segment of the Group. The purchase price of these networks in most cases included connected customers, while in the remaining few cases the network was fully completed with immediate capability of connecting customers to them. The purchase prices paid for these networks also included goodwill representing the networks' potential of acquiring additional customers and conveying additional services.

        The fair values of assets and liabilities acquired through these individually insignificant business combinations at the time acquisition as well as the considerations transferred, are disclosed in the table below in aggregate amounts.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.    BUSINESS COMBINATIONS (Continued)

        As there were no reliable IFRS compliant carrying values available at the time of acquisition, these values are not disclosed in the table below.

Fair values
(in HUF millions)
Purchase price of ownership acquired	687
Additional costs directly attributable to the business combination	—

Consideration transferred	687
Net assets acquired	555

Goodwill	132
Net assets acquired:
Trade and other receivables	4
Property, plant and equipment	522
Intangible assets	104
Income taxes payable	(30)
Trade and other payables	(14)
Net deferred tax liability	(31)

555

        The total purchase price was paid in cash in 2008.

5.3   Acquisitions in 2007

5.3.1  MobilPress

        In December 2006, Magyar Telekom agreed to acquire a 100% stake in MobilPress for HUF 600 million plus the dividend to be declared for 2006 (max. HUF 50 million). The transaction was subject to the approval of the Hungarian Competition Authority. The transaction was closed on January 25, 2007, and MobilPress has been consolidated since that date, included in the MBU operating segment of the Group. MobilPress is one of the major Hungarian mobile content providers and manages, among others, the t-zones portal, with revenues of approx. HUF 1.5 billion in 2006.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.     BUSINESS COMBINATIONS (Continued)

        The carrying values of MobilPress's net assets at acquisition as well as the consideration transferred are disclosed in the table below. The Group has estimated the fair values of the net assets acquired to equal their carrying values.

Carrying values/ Fair values
(in HUF millions)
Purchase price of ownership acquired	600
Additional purchase price	50

Consideration transferred	650
Net assets acquired	93

Goodwill	557
Net assets acquired:
Cash	64
Trade and other receivables	266
Non current assets	56
Trade and other payables	(285)
Other financial liabilities	(2)
Non current liabilities	(6)

93

        The total purchase price was paid in cash in 2007.

        The goodwill arising on this acquisition partly represents the assembled workforce that can not be recognized as a separable asset. The majority of the goodwill represents the value of, and the future expected revenues from, customers to be acquired from the acquisition date and the planned extension of services.

5.3.2  T-Systems Hungary (TSH)

        In December 2006, the Company signed a sale-purchase agreement to acquire an additional 2% ownership in TSH effective from January 1, 2007 for a purchase price of HUF 60 million. TSH had been an associate of the Group since September 2004, with the majority owner being another Deutsche Telekom Group member. As the transaction took place between entities under common control, the acquisition was accounted for at cost. The carrying values of TSH's net assets at acquisition as well as the consideration

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.     BUSINESS COMBINATIONS (Continued)

transferred are disclosed in the table below. TSH has been a consolidated subsidiary of the Group since January 1, 2007 included in the BBU operating segment.

Carrying values
(in HUF millions)
Purchase price of ownership acquired	60
Carrying value of TSH as an associate	1,540
Associate goodwill	149

Consideration transferred	1,749
Net assets acquired	1,752

Excess (recognized in equity)	3
Net assets acquired:
Cash	421
Trade and other receivables	6,356
Inventory	146
Property, plant and equipment	925
Intangible assets	3,202
Trade payables	(3,471)
Other financial liabilities	(4,258)
Provisions	(179)

Total net assets	3,142
Less: Non-controlling interest	(1,539)
Associate goodwill transferred to goodwill	149

1,752

        The purchase price of HUF 60 million was paid in cash in 2007.

5.4   Pro forma information on business combinations

        The following pro forma information shows the most important financial data of the Group, including the subsidiaries acquired as if they had been consolidated from the beginning of the financial year in which

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.     BUSINESS COMBINATIONS (Continued)

the acquisition was made, and also how much the business combinations contributed to the reported figures since the acquisition date in the year of acquisition.

	2007	2008	2009
	(in HUF millions)
Revenues
Reported	676,661	673,056	643,989
Pro forma—if consolidated from beginning of year	676,661	673,145	647,652
Current year contribution since date of business combination in the year of acquisition	4,969	53	1,185
Profit for the year
Reported	73,056	105,593	93,253
Pro forma—if consolidated from beginning of year	73,056	105,604	93,724
Current year contribution since date of business combination in the year of acquisition	(1,812)	7	110

5.5   Disposals of subsidiaries

        In November 2009, the Company signed a sale-purchase agreement for the total of its 100% investment in Orbitel, which was subject to the approval of the Bulgarian competition office, which was received in January 2010. Consequently, the deal was not closed in 2009, therefore Orbitel was continued to be consolidated in 2009. See also Note 36.

        In 2008 the Group sold its 100% investment in MontMak. In 2007 the Group sold the total of its 51% ownership in Montenegrocard. The results of the above transactions have been recognized as Other operating income in the years of disposal (Note 26).

        All the above subsidiaries sold conducted non-core operations and were insignificant to the Group, therefore they did not constitute discontinued operations.

6.     CASH AND CASH EQUIVALENTS

        Cash and cash equivalents include cash on hand and in banks, and all highly liquid deposits and securities with original maturities of three months or less, and exclude all overdrafts. These financial assets are exposed to credit risks, for which see more details in Note 3.1.2. No impairment had to be recognized for any of these balances in the reported years.

	At December 31,
	2008	2009
	(in HUF millions)
Cash on hand	112	175
Cash in bank (demand deposits)	11,088	7,396
Bank deposits with original maturities within 3 months	55,480	26,699

	66,680	34,270

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6.     CASH AND CASH EQUIVALENTS (Continued)

Cash and cash equivalents by country of location

	At December 31,
	2008	2009
	(in HUF millions)
Hungary	38,257	12,302
Macedonia	22,308	20,313
Montenegro	4,699	986
Other countries	1,416	669

Group	66,680	34,270

7.     TRADE AND OTHER RECEIVABLES

7.1   Trade and other receivables—carrying amounts

			At December 31,
			2008	2009
			(in HUF millions)
Trade receivables from third parties			87,092	95,032
Trade receivables from Deutsche Telekom Group companies			5,903	5,492
Trade receivables from associates and joint ventures			206	—

Total trade receivables	(b	)	93,201	100,524
Prepayments and advance payments			6,902	4,998
Advance dividend paid to Non-controlling interests	(a	)	—	3,166
Other taxes receivable			744	358
Other			1,048	1,307

Total other receivables			8,694	9,829

			101,895	110,353

(a)   Advance dividend paid to Non-controlling interests

        This item includes the advance dividend paid by Crnogorski Telekom to its minority shareholders during the year, as approved by an Extraordinary General Meeting. There are legal uncertainties around the status of an advance dividend paid in Montenegro, therefore, we disclose these amounts paid as an advance as we would have the rights to reclaim these payments should the General Meeting of Crnogorski Telekom decide on a lower final dividend to be declared or use this payment to offset the final dividend liability to be approved by the Annual General Meeting of Crnogorski Telekom closing the 2009 financial year in 2010.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.     TRADE AND OTHER RECEIVABLES (Continued)

(b)   Age profile of Trade receivables

        The following tables show the age profile of the Group's trade receivables by reportable segment by days outstanding (past due). The carrying amounts of past due receivables are shown net of impairment losses charged as of the financial statement dates.

			of which past due by
	Carrying amount as of Dec 31, 2009
		of which not past due	less than 30 days	30-60 days	61-90 days	91-180 days	181-360 days	over 360 days
	(in HUF millions)
CBU	38,133	27,952	5,393	1,221	542	950	1,071	1,004
BBU	27,221	22,753	2,428	756	315	533	375	61
Headquarters	15,554	12,432	2,858	221	2	—	—	41
Macedonia	12,061	8,699	2,073	496	124	446	162	61
Montenegro	4,763	3,263	644	224	143	255	183	51
Technology	859	816	24	2	3	12	2	—
All others	1,933	1,534	260	80	4	38	17	—

Total	100,524	77,449	13,680	3,000	1,133	2,234	1,810	1,218

			of which past due by
	Carrying amount as of Dec 31, 2008
		of which not past due	less than 30 days	30-60 days	61-90 days	91-180 days	181-360 days	over 360 days
	(in HUF millions)
CBU	31,923	22,620	5,873	947	498	859	876	250
BBU	25,740	21,134	3,107	559	308	422	153	57
Headquarters	15,422	11,845	2,262	487	374	251	179	24
Macedonia	12,017	9,402	1,397	447	177	351	188	55
Montenegro	5,853	3,813	1,243	244	156	247	75	75
Technology	843	733	105	2	1	—	2	—
All others	1,403	1,003	160	102	9	80	12	37

Total	93,201	70,550	14,147	2,788	1,523	2,210	1,485	498

        The vast majority of past due trade receivables are partly or fully impaired depending on the period of delay of payments. Only insignificant amounts of past due trade receivables are not impaired based on past experience of payment behavior of certain business customers. As these amounts are not significant, these are not disclosed separately.

        Non past due receivables are not assessed collectively for impairment, but in case of bankruptcy of the customer non past due receivables may have to be partly or fully impaired, the amount of which is not significant, therefore, not disclosed separately. The non past due trade receivables represent approximately 1.4 months of revenue. As disclosed in Note 3.1.2, the annual bad debt expense of the Group is approximately 1.4 percent of the annual revenue, therefore, we can estimate that approximately 1-2 percent of the non past due portion of trade receivables will not be collected, i.e. will have to be impaired in future periods, but are not impaired at the end of the reporting period.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.     TRADE AND OTHER RECEIVABLES (Continued)

        The Group has no collaterals related to its trade receivables.

7.2   Impairment losses of financial assets

        Impairment losses are recognized for Trade and other receivables from third parties and one finance lease receivable in 2007. The table below shows the impairment loss and changes therein for 2008 and 2009.

	At December 31,
	2008	2009
	(in HUF millions)
Impairment loss, beginning of period	30,263	26,312
Charged to expense—net (included in Other operating expenses)	4,353	9,072
Translation difference	592	404
Utilized	(8,896)	(6,123)

Impairment loss, end of period	26,312	29,665

        The closing balance as at December 31, 2007 included the impairment charged for a finance lease receivable (disclosed in Note 8) in an amount of HUF 1,500 million. This impairment loss was reversed in 2008 as the negotiations with the customer resulted in an agreed schedule of the termination of the contract and the recovery of the finance lease receivable was ensured. The reversal was recognized as a reduction to the Bad debt expense in 2008.

        The carrying amount of financial assets that would otherwise be past due or impaired whose terms have been renegotiated is not material therefore no separate disclosure is provided on those.

        The amount of receivables that are individually determined to be impaired is not material, therefore, these are not disclosed separately.

        The table below includes the impairment losses and the changes therein in 2009 for the reportable segments of the Group.

Impairment losses by segment

	At December 31, 2008	Charged to expense	Translation difference	Utilized	At December 31, 2009
	(in HUF millions)
Macedonia	8,858	910	240	(693)	9,315
CBU	8,454	5,244	—	(2,558)	11,140
Montenegro	5,188	453	161	(1,836)	3,966
BBU	2,464	1,000	—	(661)	2,803
Headquarters	1,160	1,324	2	(283)	2,203
Technology	17	69	—	—	86
All others	171	72	1	(92)	152

Group	26,312	9,072	404	(6,123)	29,665

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.     OTHER FINANCIAL ASSETS

        Other financial assets include receivables due within 12 months from the financial statement date (current) and due after 12 months from the financial statement date (non current). These financial assets are exposed to credit risks, for which see more details in Note 3.1.2. Other than a finance lease receivable (Note 7.2) none of these financial assets had to be impaired in any of the reported years.

8.1   Other current financial assets

			At December 31,
			2008	2009
			(in HUF millions)
Bank deposits with original maturities over 3 months	(a	)	59,300	50,660
Finance lease receivable	(b	)	3,718	3,797
Loans and receivables from employees	(c	)	798	419
RDC receivable	(d	)	189	193
Derivative financial instruments contracted with related parties	(e	)	—	662
Derivative financial instruments contracted with third parties	(f	)	1,011	623
Dividend receivable from joint ventures	(g	)	2,033	—
Loans to Deutsche Telekom Group companies	(h	)	—	29,587
Other			1,449	1,670

			68,498	87,611

(a)
The table below shows the Bank deposits with original maturities over 3 months by countries.

	At December 31,
	2008	2009
	(in HUF millions)
Macedonia	42,809	38,418
Montenegro	16,455	12,242
Hungary	36	—

	59,300	50,660

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.     OTHER FINANCIAL ASSETS (Continued)

8.2   Other non current financial assets

			At December 31,
			2008	2009
			(In HUF millions)
Finance lease receivable	(b	)	19,364	19,734
Loans and receivables from employees	(c	)	4,018	4,492
RDC receivable	(d	)	763	646
Trade receivables over one year	(i	)	414	1,487
Financial assets available for sale	(j	)	282	276
Other			1,253	1,047

			26,094	27,682

(b)
See Note 32.3 for more information on Finance lease receivable.

(c)
Loans and receivables from employees primarily represent the housing loans provided to the employees of the Group. There are no past due employee receivables, and the loans are pledged with mortgage.

(d)
RDC receivable represents Crnogorski Telekom's receivable from the Government of Montenegro originating from the Share Transfer Agreement on the sale of ownership in the Radio Difuzni Centar (RDC) entered into in 2004.

(e)
Derivative financial instruments contracted with related parties include the fair value of open currency forwards and cross-currency interest rate swaps.

(f)
Derivative financial instruments contracted with third parties include the fair value of open currency forwards and cross-currency interest rate swaps.

(g)
Dividend receivable from joint ventures as of December 31, 2008 included the amount of dividend due from ITMH, which was fully paid in 2009.

(h)
Loans to Deutsche Telekom Group companies represent the short-term loans given to DT AG and the related accrued interest receivables. The balance as at December 31, 2009 includes two HUF denominated deposits placed with DT AG in December 2009, both maturing in January 2010, and the accumulated interest receivable up to December 31, 2009. These deposits were made to fund the repayments of the loans payable to DT Group falling due in January 2010 (Note 16).The interest rate on the HUF 20,000 million deposit is a fixed 6.6%, while the interest rate on the HUF 9,500 million deposit is a fixed 6.4%. The remaining HUF 87 million is the accrued interest as of December 31, 2009.

(i)
Trade receivables over one year includes receivables from customers paying over 1-2 years in installments for telecommunications equipment sold, as well as installment payments on software and hardware implementation services.

(j)
Financial assets available for sale include insignificant investments in equity securities.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.     INCOME TAX

9.1   Current income tax receivable and payable

        Current income tax receivable and payable in the Statement of financial position represent the amount of corporate and other income taxes receivable from, and payable to, the tax authorities of the countries in which the Group operates.

9.2   Income tax expense

        The table below shows the tax expenses charged in the 3-year period presented in the Profit for the year.

	For the year ended December 31,
	2007	2008	2009
	(in HUF millions)
Corporate income tax	7,795	9,941	5,914
Other income taxes	9,321	9,462	7,929
Deferred income taxes	9,105	8,295	7,115

Total income tax expense	26,221	27,698	20,958

9.3   Tax rate reconciliation

        The reconciliation between the reported income tax expense and the theoretical amount arising by applying the statutory income tax rates is as follows:

			For the year ended December 31,
			2007	2008	2009
			(in HUF millions)
IFRS profit before income tax			99,277	133,291	114,211

Tax at 16%			(15,884)	(21,327)	(18,274)
Impact of different tax rates	(a	)	(4,088)	(1,512)	3,730
Tax on items not subject to tax	(b	)	1,650	2,278	1,807
Tax on non deductible items	(c	)	(1,107)	(2,134)	(1,251)
Other income taxes	(d	)	(9,321)	(9,462)	(7,929)
Impact of tax deductibility of other income taxes	(e	)	2,873	2,883	2,559
Withholding tax	(f	)	(1,684)	(1,111)	(1,128)
(De)/recognized deferred tax on tax losses	(g	)	73	1,436	—
Broadband tax credit accretion	(h	)	1,267	1,251	1,476
Changes in the Macedonian tax regime	(i	)	—	—	417
Change in tax rate	(j	)	—	—	(2,365)

Income tax expense			(26,221)	(27,698)	(20,958)

Effective tax rate			26.4%	20.8%	18.4%

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.     INCOME TAX (Continued)

(a)   Impact of different tax rates

        The corporate tax rate in Hungary was 16% in the reported periods. As of September 1, 2006 a so called Solidarity tax was introduced in Hungary, which is an extra 4% tax on a base very similar to the corporate tax base, therefore included in the corporate tax expense, with fewer adjusting items from accounting profit before tax to arrive at the tax base. The tax rate reconciliation for all 3 years includes 16%, while the difference arising due to the introduction of the Solidarity tax is included in this line of the reconciliation.

        This line of the reconciliation also includes the tax impacts of the different tax rates of the foreign countries where the Group is also present through its subsidiaries.

        The Group is also present in foreign countries where the tax rate is generally lower than in Hungary. The tax rate in Macedonia was 12% in 2007, 10% in 2008 and 0% in 2009 in respect of the undistributed profit before tax. Deferred tax balances have been recalculated before 2007 when the decrease was enacted in advance and also in 2009 when new changes regarding the year 2009 were enacted. The corporate tax rate is 9% in Montenegro, 16% in Romania, 10% in Bulgaria, and 25% in the Ukraine in all the reported years.

(b)   Tax on items not subject to tax

        Items not subject to income tax consist primarily of donation for non-profit organizations and R&D cost deductible from corporate income tax base, as well as the Share of associates' and joint ventures' profits or losses as it is included net of tax in the Profit before income tax. This line of the reconciliation includes the tax impact of the above items.

(c)   Tax on non deductible items

        This line of the reconciliation shows the tax impact of the non deductible expenses, including premature receivable write-downs, certain impairment losses and entertainment expenses.

(d)   Other income taxes

        Other income taxes include certain local and central taxes levied in Hungary on the companies' net margins, determined at a substantially higher level than the corporate tax base, but with substantially lower tax rates. As the first line of the reconciliation calculates theoretical tax expense calculated using the corporate tax rate, the Hungarian local business tax and the innovation fee impose additional income tax expenses for the Hungarian entities of the Group, included in this line of the reconciliation.

(e)   Deductibility of other income taxes from the corporate tax base

        The above described Hungarian other income taxes are deductible expenses for corporate tax purposes. In addition, 100% of the local business tax paid was deductible further from the corporate tax base in the presented three years.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.     INCOME TAX (Continued)

(f)    Withholding tax

        Macedonia and Montenegro levy a 5% withholding tax on dividend distribution to Hungary. The reconciliation includes the amount of deferred tax calculated and recognized on the undistributed profits of these subsidiaries that are expected to be subject to withholding tax in case of dividend distributions.

(g)   (De)/recognized deferred tax on tax losses

        Deferred tax asset is recognized on tax losses only to the extent that the realization of the related tax benefit is probable. Deferred tax assets on tax losses that will probably not be recovered are un/de-recognized. On the other hand, when the recoverability of the previously un/derecognized tax losses becomes probable, these deferred tax assets are recognized.

(h)   Broadband investment tax credit accretion

        Broadband investment tax credit accretion shows the increase of the net present value of the investment tax credit deriving from the utilization of the tax credits in year(s) following the year of recognition.

(i)    Changes in the Macedonian tax regime

        Due to the changes in the Macedonian corporate tax law we reversed the year-end 2008 deferred tax liability of our Macedonian subsidiaries, and further no deferred tax liability is accounted for during 2009.

(j)    Change in tax rate

        The new tax law enacted in Hungary in 2009 eliminated the solidarity tax of 4% introduced in 2006 and at the same time increased the corporate income tax rate to 19% as of January 1, 2010. Deferred tax balances have been recalculated accordingly, the impact of which is included in this line of the reconciliation.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.     INCOME TAX (Continued)

9.4   Deferred taxes

        Magyar Telekom's deferred tax balances are as follows:

	Balance at Dec. 31, 2007	Effect on profit	Other movements	Balance at Dec. 31, 2008	Effect on profit	Other movements	Balance at Dec. 31, 2009
	(in HUF millions)
Deferred tax assets and (liabilities)
Investment tax credits	13,588	1,873	350	15,811	547	428	16,786
Net operating loss carry-forward	541	741	—	1,282	507	—	1,789
Investments in subsidiaries	(1,413)	(12)	—	(1,425)	99	—	(1,326)
Withholding tax	(3,640)	402	—	(3,238)	139	—	(3,099)
Other financial assets	(8)	(208)	35	(181)	529	—	348
Impairment of receivables, inventory	2,562	(1,604)	—	958	1,105	—	2,063
Property, plant and equipment and intangible assets	(9,471)	(9,464)	(143)	(19,078)	(8,080)	(536)	(27,694)
Goodwill	(7,091)	(1,198)	—	(8,289)	(1,563)	—	(9,852)
Trade and other payables	(418)	546	—	128	(8)	—	120
Loans and other borrowings	123	439	—	562	(205)	—	357
Deferred revenue	293	531	—	824	(954)	—	(130)
Provisions for liabilities and charges	3,506	(341)	—	3,165	769	—	3,934

Total net deferred tax asset/(liability)	(1,428)	(8,295)	242	(9,481)	(7,115)	(108)	(16,704)

Of which deferred tax liability after netting	(2,714)			(11,071)			(18,594)
Of which deferred tax asset after netting	1,286			1,590			1,890

Items included in other movements
Investment tax credit recognized against cost of PPE			350			428
AFS financial assets—valuation differences recognized in equity			35			—
Currency translation adjustment arising on consolidation			(112)			(38)
Arising on business combinations			(31)			(498)

			242			(108)

        The Group consists of a number of legal entities, most of which have deferred tax assets and liabilities. The assets and liabilities are netted by legal entity so that one legal entity has either a deferred tax asset or a liability and the consolidated Statement of financial position includes these items accordingly.

        The Group's net deferred tax liability balance is HUF 16,704 million which includes a high amount of individual deferred tax asset and liability items (see in the above table). Of these items, approximately HUF 6,428 million net deferred tax is expected to reverse in 2010 (deferred tax asset of HUF 6,653 million and deferred tax liability of HUF 225 million). The above items exclude deferred tax items expected to arise in 2010.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.     INCOME TAX (Continued)

        Deferred tax arising on investment tax credits are recognized against the cost of the related investment.

        Deferred tax arising on the revaluation of available-for-sale financial assets recognized in Other comprehensive income is also recognized in Other comprehensive income.

        Temporary differences associated with investments in subsidiaries for which deferred tax liabilities or assets have not been recognized amounted to a net liability of HUF 8,716 million at December 31, 2009 (2008: net liability of HUF 3,211 million).

        If the Group's Macedonian subsidiaries distributed all their distributable reserves in the form of a dividend, the Group would have to pay HUF 2,191 million withholding tax, and deferred tax liability in the same amount is recognized as at December 31, 2009. If the Group's Montenegrin subsidiary distributed all its distributable reserves in the form of a dividend, the Group would have to pay HUF 908 million withholding tax, and deferred tax liability in the same amount is recognized as at December 31, 2009. As the Group can control the timing and the form of the dividends, deferred tax liabilities have only been recognized to the extent of the planned dividend distributions of the subsidiaries' retained earnings (undistributed results of 2007-2009) in the foreseeable future.

        Deferred tax assets are recognized for tax loss carry forwards only to the extent that realization of the related tax benefit is probable. There is no tax loss expiring in 2010 for which a deferred tax asset has been recognized. As of December 31, 2009, the balance of recognized tax losses is HUF 10,702 million of which HUF 9,475 million is not subject to statutory limitations (2008: HUF 9,978 million of which HUF 8,088 million was not subject to statutory limitations). For tax losses in an amount of HUF 1,285 million no deferred tax asset was recognized as at December 31, 2009 (2008: HUF 1,984 million).

9.5   Investment tax credits

        In order to increase broadband internet penetration in Hungary, companies investing over HUF 100 million in a year in broadband assets (e.g. DSL lines, UMTS assets) from 2003 can apply for a corporate tax reduction. The potential reduction of the corporate tax charge is defined as a percentage of the companies' capital investment in broadband assets. As these investment tax credits are of a government grant nature, Magyar Telekom recognized the deferred tax asset against the cost of the related investment. If the tax credits are not utilized in the year when earned, the amount of tax credits carried forward can be utilized at a higher amount as outstanding amounts can be accreted. This accretion is recognized as an increase in the deferred tax asset against a reduction in the deferred tax expense.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.     INCOME TAX (Continued)

        The following table shows the details of the tax credits in HUF millions:

Earned in year	Amount of qualifying broadband investment	Amount of tax credit earned	Accretion recognized in tax expense to date	Tax credit utilized	Tax credit carried forward at December 31, 2009
2003	6,194	2,592	1,132	(3,724)	—
2004	6,968	3,027	1,517	(1,693)	2,851
2005	13,991	5,765	1,296	(2,203)	4,858
2006	15,184	4,423	1,150	(473)	5,100
2007	11,343	3,036	527	(87)	3,476
2008	2,215	461	40	—	501
2009	—	—	—	—	—

Total	55,895	19,304	5,662	(8,180)	16,786

			Expires in year	2015	7,709
				2016	5,100
				2017	3,476
				2018	501

					16,786

        In order to utilize the tax credits and certain tax deductibility opportunities earned by the Group's entities, they have to comply with strict requirements as set out in the relevant tax regulations. Management believes that the Group has complied and will be able to comply with the requirements to recognize these as deferred tax assets.

9.6   Tax reviews

        The tax authorities may at any time inspect the books and records within five years from the end of the year when tax declarations were submitted and may impose additional tax assessments with penalties and penalty interest. Management is not aware of any circumstances which may give rise to a potential material liability in this respect, other than certain minor items already provided for.

9.7   Dividends paid by Magyar Telekom Plc.

        The dividends paid and payable by Magyar Telekom Plc. to its owners may be subject to withholding or income taxes of the owners, which do not have an impact on the amount of the dividend declared or on the Company's tax expense as these taxes—if any—are levied on the owners.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.   INVENTORIES

	At December 31,
	2008	2009
	(in HUF millions)
Cables, wires and other materials, work-in-progress and advances	2,964	2,492
Inventory for resale	10,703	7,619

Subtotal	13,667	10,111
Less allowances for obsolete inventory	(376)	(323)

	13,291	9,788

        The Inventory for resale balance as at December 31, 2008 included hardware and software assets in an amount of HUF 1,851 million which had been sold in a finance lease contract to a major business customer in and after 2001, which terminated the contract for the assets and the related services as of December 31, 2008. In December 2008 the Group concluded a contract for the sale of these assets in a finance lease transaction effective from January 2009. The Group disclosed these assets as inventory as at December 31, 2008 as the assets were neither leased to the old customer any more, nor sold to the new customer yet.

11.    NON CURRENT ASSETS HELD FOR SALE

        Non current assets held for sale include primarily land and buildings identified for sale, which is expected within 12 months, as a result of the continuing improvement of utilization of properties and headcount reductions. In addition, the December 31, 2009 balance also includes the non current assets of Orbitel, the Group's consolidated subsidiary, for which the Company signed a sale-purchase agreement in November 2009.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.   PROPERTY, PLANT AND EQUIPMENT

	Land and related rights	Buildings	Telecom. equipment	Other equipment	Total
	(in HUF millions)
At January 1, 2008
Cost	6,687	127,522	1,057,554	98,645	1,290,408
Accumulated depreciation	(1,919)	(28,497)	(644,042)	(76,826)	(751,284)

Carrying amount	4,768	99,025	413,512	21,819	539,124
Of which held for sale					(4,393)

					534,731

Carrying amount—January 1, 2008	4,768	99,025	413,512	21,819	539,124
Exchange differences	49	725	2,660	320	3,754
Additions due to business combinations	—	—	522	—	522
Additions due to asset retirement obligations	—	2,303	1,111	—	3,414
Investments	257	6,880	67,337	11,015	85,489
Disposals	—	(2,683)	(867)	(416)	(3,966)
Depreciation charge	—	(4,357)	(70,588)	(7,928)	(82,873)
Reclassifications	294	(294)	—	—	—

Carrying amount—December 31, 2008	5,368	101,599	413,687	24,810	545,464
At December 31, 2008
Cost	7,276	133,605	1,109,442	102,775	1,353,098
Accumulated depreciation	(1,908)	(32,006)	(695,755)	(77,965)	(807,634)

Carrying amount	5,368	101,599	413,687	24,810	545,464
Of which held for sale					(1,775)

					543,689

Carrying amount—January 1, 2009	5,368	101,599	413,687	24,810	545,464
Exchange differences	29	472	1,760	119	2,380
Additions due to business combinations	—	—	965	43	1,008
Additions due to and revisions of asset retirement obligations	—	468	(235)	—	233
Investments	—	1,533	74,165	6,088	81,786
Disposals	(9)	(152)	(66)	(421)	(648)
Depreciation charge	(109)	(4,002)	(64,661)	(7,916)	(76,688)
Reclassifications	288	(288)	—	—	—

Carrying amount—December 31, 2009	5,567	99,630	425,615	22,723	553,535
At December 31, 2009
Cost	7,333	135,732	1,171,086	102,550	1,416,701
Accumulated depreciation	(1,766)	(36,102)	(745,471)	(79,827)	(863,166)

Carrying amount	5,567	99,630	425,615	22,723	553,535
Of which held for sale					(2,790)

					550,745

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.   PROPERTY, PLANT AND EQUIPMENT (Continued)

        The closing balance of Property, plant and equipment (PPE) includes assets in the course of construction in an amount of HUF 30,664 million as at December 31, 2009 (2008: HUF 32,601 million). In the table above the assets in course of construction are shown in the categories where the capitalization is expected.

        Additions due to business combinations include the fair value of the assets acquired by Magyar Telekom through business combinations in the reported years.

        Additions due to and revisions of asset retirement obligations represent the amounts recognized as part of the carrying amounts of the constructed assets against a provision for asset retirement obligation in the reported year (Note 19.5).

        Investments represent the regular investing activity in PPE assets. These additions are shown net of the investment tax credit related to broadband investments. For more details, see Note 9.4.

        No impairment was identified in 2009 and 2008.

        The reclassifications between asset categories or their impact on depreciation expense was not material.

        Included in buildings are assets sold and leased back under finance lease conditions. At December 31, 2009 the gross book value of the leased back assets is HUF 2,706 million (2008: HUF 2,739 million) and the net book value is HUF 1,172 million (2008: HUF 1,450 million).

        Included mainly in buildings and telecom equipment are assets leased under finance lease conditions (other than sale and lease back). At December 31, 2009 the gross book value of the finance leased assets is HUF 2,150 million (2008: HUF 2,646) and the net book value is HUF 1,237 million (2008: HUF 1,813 million).

        Included in telecommunications equipment at December 31, 2009 are assets leased under operating lease contracts to customers with a gross book value of HUF 1,698 million (2008: HUF 1,759 million) and net book value of HUF 155 million (2008: HUF 1,122 million). Depreciation for the year of these assets amounted to HUF 1,543 million (2008: HUF 469 million). The future minimum lease payments receivable under these contracts are disclosed in Note 32.4.

        HUF 2,409 million of PPE has restricted titles as at December 31, 2009 (2008: HUF 3,263 million), which are included in our assets as finance leases.

        The reviews of the useful lives of property, plant and equipment during 2009 affected the lives of a large number of assets including primarily IT hardware, antennas, antenna towers and vehicles. The revisions primarily resulted in the extension of the useful lives as a result of later expected replacement of the affected assets than originally estimated. The revision results in the following change in the original trend of depreciation in the current and future years.

	2009	2010	2011	2012	After 2012
	(in HUF millions)
Increase/(decrease) in depreciation	(2,017)	(3,426)	(165)	157	5,451

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.   PROPERTY, PLANT AND EQUIPMENT (Continued)

        The useful lives assigned to different types of property, plant and equipment are as follows:

Years
Buildings	5–50
Duct, cable and other outside plant	3–38
Other telecommunications equipment	2–25
Other equipment	2–12

13.   INTANGIBLE ASSETS

	Goodwill (as restated)	Software	Concessions and licenses	Other	Total
	(in HUF millions)
At January 1, 2008
Cost	243,999	135,990	54,262	23,243	457,494
Accumulated amortization	—	(94,821)	(17,257)	(10,502)	(122,580)

Carrying amount	243,999	41,169	37,005	12,741	334,914

Carrying amount—January 1, 2008	243,999	41,169	37,005	12,741	334,914
Exchange differences	346	357	298	250	1,251
Additions due to business combinations	132	—	—	104	236
Investments	—	19,680	2,525	255	22,460
Disposals	—	—	—	(235)	(235)
Amortization charge	—	(16,263)	(3,464)	(3,520)	(23,247)

Carrying amount—December 31, 2008	244,477	44,943	36,364	9,595	335,379
At December 31, 2008
Cost	244,477	155,513	50,096	22,663	472,749
Accumulated amortization	—	(110,570)	(13,732)	(13,068)	(137,370)

Carrying amount	244,477	44,943	36,364	9,595	335,379

Carrying amount—January 1, 2009	244,477	44,943	36,364	9,595	335,379
Exchange differences	173	328	147	19	667
Additions due to business combinations	2,459	410	—	2,491	5,360
Investments	—	17,355	1,421	1,304	20,080
Disposals	—	(124)	(22)	(14)	(160)
Impairment	(969)	—	—	—	(969)
Amortization charge	—	(16,302)	(4,065)	(3,896)	(24,263)

Carrying amount—December 31, 2009	246,140	46,610	33,845	9,499	336,094
At December 31, 2009
Cost	246,140	164,668	52,134	25,906	488,848
Accumulated amortization	—	(118,058)	(18,289)	(16,407)	(152,754)

Carrying amount	246,140	46,610	33,845	9,499	336,094

Of which held for sale					(479)

					335,615

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.   INTANGIBLE ASSETS (Continued)

        As a result of the findings of the Investigation (Note 1.2), we identified three consultancy contracts, the payments of which were erroneously capitalized as part of the goodwill arising on the original acquisition of Makedonski Telekom in 2001 and the goodwill arising on Makedonski Telekom's repurchase of 10% of its shares in 2006. These amounts have been retrospectively derecognized from goodwill.

        Additions due to business combinations include the fair value of assets acquired by Magyar Telekom through business combinations in the reported years and the goodwill arising on these business combinations.

        Investments represent the regular investing activity in intangible assets.

        The amortization expense as well as the impairment losses of intangible assets including goodwill is accounted for in the depreciation and amortization line of the Statement of comprehensive income.

        Other than goodwill, the Group has no intangible assets with indefinite useful life. Intangible assets other than goodwill are amortized over their respective economic useful lives, as indicated below.

Years
Software	2–8
Concessions and licenses	3–25
Other intangible assets	3–10

        The reviews of the useful lives of intangible assets during 2009 affected the lives of a large number of assets including primarily IT and operation support systems and software. The revisions primarily resulted in the extension of the useful lives as a result of later expected replacement of the affected assets than originally estimated. The revision results in the following change in the original trend of amortization in the current and future years.

	2009	2010	2011	2012	After 2012
	(in HUF millions)
Increase/(decrease) in amortization	(722)	(1,367)	1,160	764	164

        The most significant intangible assets of the Group are the goodwill arising on business combinations. For the goodwill impairment tests, the total amount of goodwill was allocated to the operating segments of the Group as follows.

	As at December 31,
	2008	2009
	(in HUF millions)
CBU	139,326	139,743
BBU	44,871	45,220
Macedonia mobile	38,804	38,837
Macedonia fixed line	12,506	12,506
Montenegro mobile	5,487	5,612
Other segments	3,483	4,222

Total goodwill	244,477	246,140

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.   INTANGIBLE ASSETS (Continued)

        The Group regularly carries out an impairment test on goodwill in the last quarter of the financial years. We established in 2007 and 2008 that the carrying amount of goodwill did not suffer impairment. In 2009 Magyar Telekom decided to sell its 100% stake in Orbitel, as a result of which we carried out an interim impairment test on the Orbitel goodwill. The offered purchase price was known at the time of the interim impairment test, which was lower than the carrying amount of Orbitel's net assets, which resulted in a partial impairment of goodwill in an amount of HUF 969 million during 2009. During the annual impairment test conducted in the last quarter of 2009 no additional goodwill impairment was established for any goodwill of the Group.

14.   INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	For the year ended December 31,
	2008	2009
	(in HUF millions)
Opening balance	4,936	4,136
Dividends	(2,141)	(102)
Share of associates' and joint ventures' profits/(losses)	1,341	(109)
Disposal of ITMH (Note 5.1.1)	—	(382)
Disposal of M-RTL (Note 5.1.1)	—	(3,357)

Closing balance	4,136	186

        The following table shows the total assets and liabilities as at December 31, 2008 and 2009, and revenues and profit for the year ended December 31, 2008 and 2009 of Hunsat, the single remaining significant joint venture of the Group.

	Hunsat 2008	Hunsat 2009
	(in HUF millions)
Current assets	1,285	1,017
Non current assets	3	2
Current liabilities	(1,001)	(728)
Non current liabilities	—	—
Revenues	3,387	3,448
Profit for the year	186	291

        There are no material contingent liabilities of our associates and joint ventures as of December 31, 2008 or 2009. Neither does the Group have any contingent liabilities or commitments to our associates or joint ventures as at the end of the reporting periods.

15.   OTHER NON CURRENT ASSETS

        Other non current assets mainly include long-term prepaid employee benefits.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.   FINANCIAL LIABILITIES TO RELATED PARTIES

        Financial liabilities to related parties include loans taken from DTIF, predominantly denominated in HUF. For the whole nominal amount and interest payment of loans denominated in EUR granted by DTIF we have cross-currency interest rate swap agreements in place so that Magyar Telekom's exposure in fact remains in HUF. The loans and the related swap agreements are accounted for and disclosed on a gross basis. These loans are primarily taken for significant acquisitions and dividend payments. Some of these loans, when expiring, are also refinanced by DTIF, depending on the actual cash position of the Group.

        The tables below show the details of the financial liabilities towards Deutsche Telekom Group members as at December 31, 2009 and 2008.

December 31, 2009	Carrying amount	Currency	Interest rate	Fixed/ floating	Repayable
	(in HUF millions)		(%)
	20,313	EUR	1.35	floating	Jan 2010
	9,486	HUF	8.86	floating	Jan 2010
	10,016	HUF	8.17	fixed	Jul 2010
	20,033	HUF	8.18	fixed	Jul 2010

Due within 1 year	59,848
Accrued interest	7,675
Derivatives	3,050

Total current	70,573

	9,486	HUF	8.86	floating	Jan 2011
	25,000	HUF	7.73	floating	Apr 2011
	34,232	HUF	7.75	fixed	Jul 2011
	9,486	HUF	8.86	floating	Jan 2012
	40,000	HUF	7.22	floating	May 2012
	9,486	HUF	7.07	floating	Jan 2013
	25,000	HUF	7.26	fixed	Oct 2013
	20,871	EUR	4.45	fixed	Jun 2014
	42,912	EUR	4.08	fixed	Jan 2015
	50,525	HUF	8.30	fixed	May 2015

Total non-current	266,998

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.   FINANCIAL LIABILITIES TO RELATED PARTIES (Continued)

December 31, 2008	Carrying amount	Currency	Interest rate	Fixed/ floating	Repayable
	(in HUF millions)		(%)
	9,486	HUF	12.35	floating	Jan 2009
	5,000	HUF	9.68	fixed	Sep 2009
	25,000	HUF	9.61	fixed	Oct 2009
	28,000	HUF	9.15	floating	Oct 2009
	20,000	HUF	7.55	fixed	Oct 2009

Due within 1 year	87,486
Accrued interest	8,845

Total current	96,331

	9,486	HUF	12.35	floating	Jan 2010
	10,060	HUF	8.17	fixed	Jul 2010
	20,121	HUF	8.18	fixed	Jul 2010
	9,486	HUF	12.35	floating	Jan 2011
	25,000	HUF	9.30	floating	Apr 2011
	34,384	HUF	7.75	fixed	Jul 2011
	9,487	HUF	12.35	floating	Jan 2012
	40,000	HUF	11.93	floating	May 2012
	9,487	HUF	12.35	floating	Jan 2013
	25,000	HUF	7.26	fixed	Oct 2013
	50,586	HUF	8.30	fixed	May 2015

Total non-current	243,097

        The table below shows the carrying amounts and fair values of the related party loans.

	At December 31,
	2008		2009
	Book value	Fair value	Book value	Fair value
	(in HUF millions)
HUF denominated loans
At fixed rate	190,151	194,861	160,677	169,877
At floating rate	140,432	140,432	102,944	102,945

	330,583	335,293	263,621	272,822
EUR denominated loans
At fixed rate	—	—	42,912	47,157
At floating rate	—	—	20,313	20,313

	—	—	63,225	67,470
Accrued interest	8,845	8,845	7,675	7,675
Swaps	—	—	3,050	3,050

Total related party financial liabilities	339,428	344,138	337,571	351,017

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.   FINANCIAL LIABILITIES TO RELATED PARTIES (Continued)

        The weighted average interest rate on related party loans was 6.75% in 2009 (9.39% in 2008, 7.95% in 2007). The fixed interest rate loans are exposed to fair value risk as it is stated in the table above. Any decrease of market interest rates will result in an increase of the fair value of the fixed interest liabilities.

        Accrued interest include the nominal interest earned that is paid quarterly, semi-annually or annually.

        Derivatives contracted with related parties include cross-currency interest rate swaps and FX forwards concluded with DT AG to change the Group's exposure to HUF in case of the EUR denominated loans.

        There were no defaults and breaches in connection with the financial liabilities to related parties.

17.   OTHER FINANCIAL LIABILITIES

			At December 31,
			2008	2009
			(in HUF millions)
Bank loans	(a	)	33,246	32,810
Finance lease payable (Note 32.1)			1,018	763
Accrued interest			1,246	1,139
Third party derivatives	(b	)	—	179
Other			1,624	1,441

Total other financial liabilities—current			37,134	36,332

Bank loans	(a	)	19,313	23,316
Finance lease payable (Note 32.1)			3,474	2,660
Other			252	245

Total other financial liabilities—non current			23,039	26,221

(a)    Bank loans

	As at December 31,
	2008	2009
	(in HUF millions)
Current bank loans	33,246	32,810
Non current bank loans (within 1-5 years)	19,313	23,316

Total bank loans	52,559	56,126

        Loans totaling HUF 9,997 million at December 31, 2009 are revolving loans (2008: HUF 2,277 million) which can be prepaid at any time and may be drawn down in one to six month rolling periods.

        The weighted average interest rate on bank loans was 7.92% in 2009 (8.54% in 2008, 7.41% in 2007).

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17.   OTHER FINANCIAL LIABILITIES (Continued)

        The following table compares the carrying values and the fair values of the Group's bank loans.

	At December 31,
	2008		2009
	Book value	Fair value	Book value	Fair value
	(in HUF millions)
HUF denominated bank loans
At fixed rate	11,000	11,768	11,000	12,090
At floating rate	28,515	28,515	38,215	38,215

	39,515	40,283	49,215	50,305
EUR denominated bank loans
At fixed rate	10,767	11,069	5,164	5,316
At floating rate	2,277	2,277	1,747	1,747

	13,044	13,346	6,911	7,063

Total bank loans	52,559	53,629	56,126	57,368

        Floating interest rate loans are subject to interests calculated based on mostly BUBOR (Budapest Inter-Bank Offered Rate) and EURIBOR (Euro Inter-Bank Offered Rate) plus a margin interest formula.

        The majority of the Group's third party loans and borrowings are subject to floating interest rates, which are exposed to cash flow risks. If interest rates are rising, it results in higher cash outflows through interest payments.

        There were no defaults and breaches in connection with other financial liabilities.

(b)   Third party derivatives

        Third party derivatives included FX forward deals in a total fair value of HUF 179 million (unrealized loss) as of December 31, 2009. There were no such derivatives of a liability nature as at December 31, 2008.

(c)   Credit facilities

        At December 31, 2009, Magyar Telekom had un-drawn committed credit facilities of HUF 50,479 million (2008: HUF 44,833 million). These credit facilities, should they be drawn down, are subject to an interest rate of EURIBOR, BUBOR and commercial floating bank prime rates plus a margin depending on the currency and institution providing the facilities.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18.    TRADE PAYABLES

	At December 31,
	2008	2009
	(in HUF millions)
Payable to DT Group companies	5,850	5,169
Payable to associates and joint ventures	7	7
Other trade payables	86,483	80,698

	92,340	85,874

19.    PROVISIONS

	Severance	Legal cases	MTIP	Fixed to mobile IC fees	ARO	Other (as restated)	Total
	(in HUF millions)
January 1, 2008	14,722	5,652	55	6,984	1,244	4,068	32,725
Amounts utilized	(10,988)	(199)	(175)	—	(72)	(558)	(11,992)
Amounts reversed	(62)	(1,469)	—	(8,499)	—	(1,464)	(11,494)
Exchange rate difference	31	246	—	—	—	14	291
Accretion	—	—	—	—	70	—	70
Additions	6,061	2,683	356	1,515	3,414	2,262	16,291

December 31, 2008	9,764	6,913	236	—	4,656	4,322	25,891

Amounts utilized	(7,832)	(1,887)	(277)	—	(63)	(2,519)	(12,578)
Amounts reversed	(1,532)	(1,298)	—	—	(26)	—	(2,856)
Exchange rate difference	43	189	—	—	—	11	243
Accretion	—	—	—	—	184	—	184
Additions	8,304	1,733	397	—	259	836	11,529

December 31, 2009	8,747	5,650	356	—	5,010	2,650	22,413

Of which current	8,295	3,471	—	—	175	751	12,692
Of which non current	452	2,179	356	—	4,835	1,899	9,721

        Magyar Telekom does not expect any reimbursement with regards to the provisions recognized, therefore, no related assets have been recognized in the financial statements.

        Provisions recognized for customer loyalty programs in previous years have been retrospectively reclassified as other liabilities (current and non current). See more information in Note 2.1.5.

19.1 Severance

        The majority of the provision for severance as at December 31, 2009 relates to the stand-by-pool and the employee terminations in 2010 in relation to the further organizational changes in Magyar Telekom Plc. The stand-by-pool of employees include people whose legal status is an employee, however, these people do not provide services to the Company any more, but the Company provides a reduced amount of compensation and pays social security expenses for them for maximum 4 years. This is a way of severance that is not paid in one lump sum but in maximum 48 installments following the discontinuation

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19.    PROVISIONS (Continued)

of services. The provision for severance as at December 31, 2008 mostly related to the major restructuring of Magyar Telekom Plc's operations from January 1, 2009, and impacted all functions of the Company.

        961 employees were dismissed in 2009 (2008: 1,910) at Group level, related to which severance payments were made. The balance of provision as at December 31, 2009 relates to 569 employees and former employees in the stand-by-pool (2008: 738) working in various functions of the Group.

        The total payments made in relation to employee termination in 2009 amounted to HUF 8,700 million, of which HUF 7,832 million was charged against the provision as at December 31, 2008, while the rest was recognized as employee related expense in 2009. The relatively high amount of the reversal of provision in 2009 is the result of the different actual mix of employees severed compared to the originally estimated mix (length of service years, choice of immediate leave versus stand-by pool, etc.).

        The total payments made in relation to employee termination in 2008 amounted to HUF 13,468 million, of which HUF 10,988 million was charged against the provision as at December 31, 2007, while the rest was recognized as employee related expense in 2008.

19.2 Legal cases

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

19.3 MTIP

        For more details on the Mid-term Incentive Plan see Note 24.1.1.

19.4 Fixed to mobile (F2M) interconnect fees

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

        The NCAH called upon the Company to repay the difference to its universal customers regardless of the status of the above legal cases. In August 2008, the negotiations with NCAH resulted in a positive conclusion, whereby the NCAH accepted the Company's arguments that in other forms of compensation the Company had already passed on the required discounts to the customers. Even though the NCAH conclusion was limited to the year 2005, based on the NCAH's reasoning for the relief, management believes that the Company passed on the required discounts to its customers in the subsequent years of 2006-2009 as well. As a result of the above, management believed that the recognition of the provision was

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19.    PROVISIONS (Continued)

no longer necessary, and in 2008 released to revenues the total amount of the provision accumulated in prior years.

19.5 Asset retirement obligations (ARO)

        Asset retirement obligations primarily exist in case of the telecommunications structures constructed on third parties' properties.

        In 2009, the Group conducted a revision of the required provisions, primarily as a result of the increased discount rates, and recognized the difference as a change in estimate in an amount of HUF 233 million against the carrying amounts of the related assets.

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

19.6 Other provisions

        Other provisions include guarantee obligations and further other individually small items as well as provisions for onerous contracts. The December 31, 2006 balance of Other provisions has been restated to also include the provisions for the potential tax implications of the contracts identified by the Investigation (Note 1.2.2).

20.    OTHER CURRENT LIABILITIES

		At December 31,
		2008	2009
		(in HUF millions)
Deferred revenue and advances received	(a)	14,495	12,131
Other taxes and social security		9,925	8,838
Salaries and wages		8,136	8,652
EKG payable	(b)	3,476	—
Dividend payable to Non-controlling interests		290	303
Other liabilities		1,770	2,304

		38,092	32,228

(a)   Deferred revenue and advances received

        Deferred revenue and advances received include amounts already collected but not yet earned. Included in these are also the accruals recognized for customer loyalty programs in previous years that have been retrospectively reclassified from provisions and are now disclosed in this caption. See more information in Note 2.1.5.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20.    OTHER CURRENT LIABILITIES (Continued)

(b)   EKG payable

        During 2005 the Company concluded an agreement with the Hungarian government for taking over the operation of the existing Electronic Governmental Backbone Network (EKG) for a period of 50 months. During the term of the agreement the Company committed to significant upgrades of the network and transferring it back to the government at the end of the term free of charge. During the term of the agreement, the Company had exclusivity in providing telecommunication services to the government institutions connected to the network. As the substance of the agreement is of a nature similar to a concession, the Company recognized an intangible asset (right) and a corresponding liability. The contract expired in 2009, with the last payments made in 2009.

21.    OTHER NON CURRENT LIABILITIES

	At December 31,
	2008	2009
	(in HUF millions)
Deferred revenue (Note 20)	908	1,089
EKG payable (Note 20)	385	—
Other	11	11

	1,304	1,100

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22.    REVENUE

	For the year ended December 31,
	2007	2008	2009
	(in HUF millions)
Fixed line revenues
Voice retail	159,772	151,033	128,133
Voice wholesale	30,319	21,494	21,322
Internet	57,796	59,823	55,089
Data	27,440	28,839	30,762
TV	18,102	18,830	23,753
Equipment	5,395	7,058	4,745
Other fixed line revenues	10,509	12,818	10,276

Total Fixed line revenue	309,333	299,895	274,080
Mobile revenues
Voice retail	195,718	196,983	192,704
Voice wholesale	46,244	46,241	41,563
Voice visitor	6,632	5,995	4,959
Non voice	45,068	50,936	56,188
Equipment	23,121	21,169	21,320
Other mobile revenues	8,984	10,441	9,262

Total Mobile revenue	325,767	331,765	325,996
System integration and IT revenue	41,561	41,396	43,913

Total revenue	676,661	673,056	643,989

        None of the Group's customers represent a significant source of revenue. Revenues from transactions with a single external customer (or group of entities that—knowingly to us—are under common control of a third party or government) do not exceed 10 per cent of the Group's revenues.

23.    EXPENSES DIRECTLY RELATED TO REVENUES

	For the year ended December 31,
	2007	2008	2009
	(in HUF millions)
Voice, data and internet related payments	86,244	79,076	71,583
Material cost of equipment sold	41,957	45,061	44,011
Payments to agents and other subcontractors	49,064	43,421	44,982

	177,265	167,558	160,576

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.    EMPLOYEE RELATED EXPENSES

	For the year ended December 31,
	2007	2008	2009
	(in HUF millions)
Short term benefits	99,459	96,407	100,425
Share based payments (Note 24.1)	(134)	356	397
Termination benefits (Note 19.1)	25,332	8,510	7,640

Total before capitalization	124,657	105,273	108,462
Expenses capitalized	(4,481)	(4,953)	(6,544)

	120,176	100,320	101,918

Total costs expensed in relation to defined contribution plans (including social security)	28,791	23,376	23,690
Closing number of employees	11,723	10,438	10,828

24.1 Share-based compensation

24.1.1  Mid-term incentive plan (MTIP)

        In 2004 Magyar Telekom launched a Mid Term Incentive Plan (MTIP) for its top and senior management, whereby the targets to be achieved are based on the performance of the Magyar Telekom share. The MTIP is a cash settled long term incentive instrument which was planned to cover five years, with a new package being launched in each year, and with each tranche lasting for three years. In 2009, Magyar Telekom decided on prolonging the original program by one additional year, with the same concept. At the beginning of the plan each participant has an offered bonus. This bonus will be paid out at the end of the plan, depending on the achievement of the two fixed targets, an absolute Magyar Telekom share specific and a relative Index target. Depending on the achievement of the targets, 0, 50 or 100% of the bonus is paid if neither, one or both of the targets are met, respectively.

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

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.    EMPLOYEE RELATED EXPENSES (Continued)

This technique aims to determine the fair values of the share options granted and present it in accordance with the accruals concept.

Tranche	Vesting period	MT Share price at the beginning of the vesting period	Fulfillment
1	January 1, 2004–December 31, 2006	755	Only absolute target met
2	January 1, 2005–December 31, 2007	843	Neither targets met
3	January 1, 2006–December 31, 2008	949	Only relative target met
4	January 1, 2007–December 31, 2009	1,013	Only relative target met
5	January 1, 2008–December 31, 2010	912	—
6	January 1, 2009–December 31, 2011	561	—

        The provision for the payments in relation to the MTIP program and the movements thereof are disclosed in Note 19.

24.1.2  Management share option plan

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

24.    EMPLOYEE RELATED EXPENSES (Continued)

        The table below shows the movements in the number of management stock options in thousands.

	2005	2006	2007	Average exercise price
				(in HUF)
Opening number of share options	3,207	1,929	1,307	944
Number of share options exercised	(991)	(539)	(414)	944
Forfeited share options	(287)	(83)	(893)	944

Closing number of share options	1,929	1,307	—	—
Number of exercisable options at end of year	1,929	1,307	—	—

        The average share price on the exercise dates in 2007 was HUF 985 (2006: HUF 1,060).

24.1.3  The former CEO's share option plan

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

        The table below shows the details of the CEO's share options.

	Options granted in year
	2000	2001	2002	2003	2004	Total
Number of options granted (thousand)	103	250	303	619	1,462	2,737
Exercised (thousand)—in 2005	—	(250)	(303)	(413)	(487)	(1,453)
Exercised (thousand)—in 2006	—	—	—	(206)	(975)	(1,181)

Outstanding (thousand) at December 31, 2009	103	—	—	—	—	103
Exercisable (thousand) at December 31, 2009	103	—	—	—	—	103
Exercise price in USD	7.36	2.93	3.48	3.62	3.87
Remaining contractual life at December 31, 2009 (years)	0.5	—	—	—	—

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.    OTHER OPERATING EXPENSES

	For the year ended December 31,
	2007	2008	2009
	(in HUF millions)
Materials, maintenance and service fees	69,034	72,858	71,650
Marketing	20,152	22,065	16,180
Fees and levies	15,640	16,000	14,712
Consulting, audit and other expert fees	12,818	10,960	11,230
Rental and operating lease	9,304	9,947	11,153
Bad debt expense	5,136	4,353	9,072
Other expenses	7,230	4,866	1,308

	139,314	141,049	135,305

        Consulting, audit and other expert fees among others include expenses incurred in relation to the audit of the standalone and consolidated financial statements of the Company by PricewaterhouseCoopers (PwC) as follows.

	For the year ended December 31,
	2007	2008	2009
	(in HUF millions)
Audit of the financial statements	765	500	593
Other audit related fees	176	108	205
Tax advisory fees	12	—	—
Other non audit related fees	—	—	4

Total expenses payable to PwC	953	608	802

        Audit of the financial statements in the above table are the aggregate fees of PwC in connection with the audit of our annual financial statements, reviews of quarterly reports and services performed in relation to legal obligations and submissions required by regulatory provisions.

        Other audit-related fees in the above table are the aggregate fees of PwC for services which are normally performed by the external auditor in connection with the auditing of the annual financial statements, e.g. advice on issues of accounting and reporting, which were not classified as audit services, and support with the interpretation of new accounting and reporting standards. Audit-related fees in 2009 also included HUF 205 million (2008: HUF 108 million) incurred relating to the ongoing investigation (Note 1.2).

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

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26.    OTHER OPERATING INCOME

	For the year ended December 31,
	2007	2008	2009
	(in HUF millions)
Compensation for renaming (Note 33.1)	229	676	—
Gain on sale of PPE, Intangible assets and assets held for sale	3,203	2,126	326
Gain on sale of subsidiaries and associates (Notes 5.1 and 5.5)	—	1,233	1,371
Other operating income	569	214	1,166

	4,001	4,249	2,863

27.    FINANCE EXPENSES

	For the year ended December 31,
	2007	2008	2009
	(in HUF millions)
Interest expense	31,147	32,798	33,479
Other finance expenses (Fee expense)	4,039	4,659	4,780
less: interest capitalized	—	(258)	(726)

	35,186	37,199	37,533

        Other finance expenses mainly include bank charges.

        Interest expense is shown net of interest capitalized using an average borrowing rate of 8.25% (2008: 8.3%).

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

28.    FINANCE INCOME

	For the year ended December 31,
	2007	2008	2009
	(in HUF millions)
Gains/(losses) on the subsequent measurement of financial instruments at fair value through profit and loss (derivatives) contracted with related parties	—	—	(2,387)
Gains/(losses) on the subsequent measurement of financial instruments at fair value through profit and loss (derivatives) contracted with third parties	(139)	789	(568)
Gains/(losses) on the derecognition of financial instruments at fair value through profit and loss contracted with related parties	—	—	(141)
Gains/(losses) on the derecognition of financial instruments at fair value through profit and loss contracted with third parties	828	(477)	(441)
Gains/(losses) on the derecognition of AFS financial instruments (Reclassifications from Other comprehensive income)	—	—	—
Net foreign exchange losses	(1,481)	(648)	(269)
Finance lease interest income	1,675	1,340	1,390
Interest and other finance income	4,334	5,887	7,136

	5,217	6,891	4,720

29.    PURCHASE OF PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

	For the year ended December 31,
	2007	2008	2009
	(in HUF millions)
Investments in property, plant and equipment (Note 12)	75,825	85,489	81,786
Investments in intangible assets (Note 13)	28,010	22,460	20,078

Total investments in PPE and intangible assets	103,835	107,949	101,864
Recognition of investment tax credit (Note 9.4)	3,561	350	428
Change in payables relating to capital expenditures	(4,299)	7,740	7,936

	103,097	116,039	110,228

        The Group had no significant non cash transactions in any of the reported years.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

30.    PURCHASE OF SUBSIDIARIES AND BUSINESS UNITS

	For the year ended December 31,
	2007	2008	2009
	(in HUF millions)
ISH	—	—	3,131
Cable TV networks	—	687	1,745
KFKI Direkt	—	—	317
M-Factory—contingent consideration	—	75	—
Mobilpress	650	—	—
T-Systems Hungary	60	—	—

Total purchase of subsidiaries and business units	710	762	5,193

        See Note 5 for further details of business combinations.

31.    REPORTABLE SEGMENTS AND INFORMATION ABOUT GEOGRAPHICAL AREAS

31.1 Reportable segments

        Magyar Telekom established its current management structure in Hungary based on customer segments that require different technology and marketing strategies, and support functions. The Group's operating segments in Hungary are: Consumer Services Business Unit, Business Services Business Unit, Media Business Unit, Group Headquarters and Technology Business Unit. In addition, the Group also has operations in Macedonia and Montenegro, which represent two additional reporting segments. Of these segments, MBU has not qualified as a reportable segment, therefore, it is included in "All other" in the reconciliations of the reportable segments' totals.

        The Consumer Services Business Unit (CBU) operates in Hungary, providing mobile, fixed line telecommunications and TV distribution services (including marketing, sales and customer relations activities) to residential and small business telecommunications customers in Hungary, with several million customers mainly under the T-Mobile and T-Home brands.

        The Business Services Business Unit (BBU) operates in Hungary, providing mobile and fixed line telecommunications, info-communications and system integration services (including marketing, sales and customer relations activities) mainly under the T-Systems and T-Mobile brands to key business partners (large corporate and public sector customers), as well as small and medium businesses (SMB). BBU's customer portfolio includes approximately 3,000 key business partners and over 40,000 SMB customers.

        The Group Headquarters (Headquarters) is responsible for providing wholesale mobile and fixed line services in Hungary, and also performs strategic and cross-divisional management and support functions including Procurement, Treasury, Real estate, Accounting, Tax, Legal, Internal Audit and similar shared services and other central functions of the Group's management. Headquarters is also responsible for the Group's points of presence in Bulgaria, Romania and Ukraine, providing wholesale services to local companies and operators.

        The Technology Business Unit (Technology) is responsible for the operations and development of the mobile, fixed line and cable TV network, as well as IT management in Hungary.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

31.    REPORTABLE SEGMENTS AND INFORMATION ABOUT GEOGRAPHICAL AREAS (Continued)

        The Group also has full-scale mobile and fixed line telecommunications operations in Macedonia and Montenegro, which represent two additional reporting segments of the Group. From 2009, similarly to the Hungarian operations, in these countries also less emphasis is put on the segregation by technology (fixed line or mobile services), but up until the end of 2009, the Group's operations in Macedonia and Montenegro were reviewed separately for the fixed line and mobile operations, therefore, these were two separate operating segments by country.

        In addition to the operating segments described above, there are a few operations, which do not qualify as operating or reportable segments. These operations (including MBU as well) are grouped in "All other" included in the reconciliations of the reportable segments' totals to the Group totals.

        Comparative information has been provided for 2008, including minimum level of estimates as the new structure was gradually introduced in 2008. We have also provided comparative figures for 2007, which include more management estimate (except in case of Macedonia and Montenegro) as the Group operated in the old structure in 2007, which was completely different from the current structure of operations, it was not a simple regrouping of organizations. These numbers have never been reviewed or evaluated by the MC.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

31.    REPORTABLE SEGMENTS AND INFORMATION ABOUT GEOGRAPHICAL AREAS (Continued)

31.1.1  Information regularly provided to the MC

        The following tables present the segment information by reportable segment regularly provided to the Management Committee of the Group, reconciled to the corresponding Group numbers.

	For the year ended December 31,
	2007	2008	2009
	(in HUF millions)
Revenues
Total CBU revenues	346,495	341,563	322,336
Less: CBU revenues from other segments	(42,219)	(38,655)	(33,849)

CBU revenues from external customers	304,276	302,908	288,487
Total BBU revenues	172,346	179,174	170,989
Less: BBU revenues from other segments	(14,308)	(16,833)	(18,835)

BBU revenues from external customers	158,038	162,341	152,154
Total Headquarters revenues	164,428	153,544	135,456
Less: Headquarters revenues from other segments	(75,403)	(69,384)	(59,889)

Headquarters revenues from external customers	89,025	84,160	75,567
Total Technology revenues	9,166	11,370	10,556
Less: Technology revenues from other segments	(7,771)	(7,877)	(7,599)

Technology revenues from external customers	1,395	3,493	2,957
Total Macedonia revenues	74,332	76,097	82,312
Less: Macedonia revenues from other segments	(111)	(285)	(214)

Macedonia revenues from external customers	74,221	75,812	82,098
Total Montenegro revenues	35,747	33,148	34,442
Less: Montenegro revenues from other segments	(241)	(105)	(51)

Montenegro revenues from external customers	35,506	33,043	34,391
All other (net)	14,200	11,216	8,351

Total consolidated revenue of the segments	676,661	672,973	644,005
Measurement differences to Group revenue	—	83	(16)

Total revenue of the Group	676,661	673,056	643,989

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

31.    REPORTABLE SEGMENTS AND INFORMATION ABOUT GEOGRAPHICAL AREAS (Continued)

	For the year ended December 31,
	2007	2008	2009
	(in HUF millions)
Segment results (EBITDA)
CBU	188,304	193,314	181,920
BBU	82,694	90,816	80,307
Headquarters	(26,507)	(15,899)	(22,209)
Technology	(56,839)	(49,059)	(47,485)
Macedonia	42,018	39,132	42,861
Montenegro	13,732	10,815	13,736
All other	505	(191)	(414)

Total EBITDA of the segments	243,907	268,928	248,716
Measurement differences to Group EBITDA	—	(550)	337

Total EBITDA of the Group	243,907	268,378	249,053
Depreciation and amortization of the Group	(115,595)	(106,120)	(101,920)

Total Operating profit of the Group	128,312	162,258	147,133

	For the year ended December 31,
	2007	2008	2009
	(in HUF millions)
Capital expenditure (Capex) on PPE and Intangible assets
CBU	11,983	13,540	23,774
BBU	2,997	7,493	2,905
Headquarters	8,665	8,507	4,520
Technology	61,617	58,716	48,989
Macedonia	9,880	15,709	15,320
Montenegro	6,936	3,751	4,913
All other	2,603	710	1,433

Total capital expenditure of the segments	104,681	108,426	101,854
Measurement differences to capital expenditure of the Group	(846)	(477)	10

Total investments of the Group in PPE and Intangible assets	103,835	107,949	101,864

        Total investments of the Group in PPE and Intangible assets correspond to the "Investments" lines disclosed in Notes 12, 13 and 29.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

31.    REPORTABLE SEGMENTS AND INFORMATION ABOUT GEOGRAPHICAL AREAS (Continued)

31.2 Information about geographical areas

        The table below shows the revenues generated from external customers in the countries where the Group operates, using the same measurement principles as for the corresponding Group numbers.

	For the year ended December 31,
Revenues	2007	2008	2009
	(in HUF millions)
Hungary	562,276	554,747	520,584
Macedonia	73,807	75,956	82,098
Montenegro	35,256	33,043	34,391
Romania	2,729	5,244	3,636
Bulgaria	2,530	3,933	3,151
Ukraine	63	133	129

Total revenue of the Group	676,661	673,056	643,989

        None of the Group's external customers represent a significant source of revenue.

        The table below shows the Non current assets of the Group located in the countries of operations (including goodwill allocated to these countries) and the reconciliation to the total Non current assets of the Group, using the same measurement principles as for the corresponding Group numbers.

	As at December 31,
Non current assets	2008	2009
	(in HUF millions)
Hungary	707,271	709,576
Macedonia	126,062	130,046
Montenegro	43,051	42,480
Bulgaria	5,012	3,124
Romania	2,632	2,532
Ukraine	16	19

Total excluding Other non current financial assets and Deferred tax assets	884,044	887,777
Other non current financial assets (Note 8.2)	26,094	27,528
Deferred tax assets (Note 9.4)	1,590	1,890

Total Non current assets of the Group	911,728	917,195

32.    LEASES AND OTHER COMMITMENTS

32.1 Finance lease—Group as lessee

        Finance leases in 2008 and 2009 mainly relate to the sale and lease back of spaces in buildings accommodating telephone exchanges. In most cases the contracts are denominated in EUR, the term of the leases is 5–10 years, and the contracts include renewal options but no purchase options.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

32.    LEASES AND OTHER COMMITMENTS (Continued)

        Future lease payments under finance leases related to sale and lease back transactions at December 31, 2008 and 2009 are as follows:

	At December 31, 2008			At December 31, 2009
	Present value	Interest component	Minimum lease payment	Present value	Interest component	Minimum lease payment
	(in HUF millions)
Within 1 year	265	438	703	291	389	680
1–5 years	1,154	1,211	2,365	1,067	1,012	2,079
After 5 years	699	331	1,030	505	172	677

Total	2,118	1,980	4,098	1,863	1,573	3,436

        Finance leases other than sale and lease back in 2008 and 2009 mainly relate to vehicles and IT equipment. In most cases the contract term of the leases is 3–5 years with renewal and purchase options.

        Future lease payments under finance leases other than sale and lease back transactions at December 31, 2008 and 2009 are as follows:

	At December 31, 2008			At December 31, 2009
	Present value	Interest component	Minimum lease payment	Present value	Interest component	Minimum lease payment
	(in HUF millions)
Within 1 year	753	265	1,018	472	208	680
1–5 years	864	305	1,169	473	295	768
After 5 years	757	106	863	615	187	802

Total	2,374	676	3,050	1,560	690	2,250

        The Group has no contingent rents related to its finance leases. The Group does not sub-lease any of the assets leased in a finance lease contract.

32.2 Operating lease—Group as lessee

        Operating lease commitments are mainly in respect of the rental of mobile cell sites, and to a lesser extent, related to buildings, network and other telecommunications facilities.

	At December 31,
	2008	2009
	(in HUF millions)
Within 1 year	6,741	7,541
1–5 years	17,798	20,897
After 5 years	14,945	16,131

Total	39,484	44,569

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

32.    LEASES AND OTHER COMMITMENTS (Continued)

        The lease commitments represent a high amount of individually immaterial lease agreements, the terms of which vary on a wide range, spanning from 3 to 20 years with renewal options in most cases, but no purchase options.

32.3 Finance lease—Group as lessor

        Finance leases primarily include the private mobile Tetra network constructed for the exclusive use of the Hungarian State, and to a lesser extent equipment provided to business customers as part of our outsourcing contracts where the Group is the service provider.

        Future lease receivables under finance leases at December 31, 2008 and 2009 are as follows:

	At December 31, 2008			At December 31, 2009
	Present value	Interest component	Minimum lease receipt	Present value	Interest component	Minimum lease receipt
	(in HUF millions)
Within 1 year	3,718	1,606	5,324	3,797	1,641	5,438
1–5 years	12,853	4,104	16,957	15,270	3,810	19,080
After 5 years	6,511	605	7,116	4,464	286	4,750

Total	23,082	6,315	29,397	23,531	5,737	29,268

        The interest component represents the unearned finance income. The present value due within one year is included in Other current financial assets, while the present value after one year is included in Other non current financial assets. The finance income accruing to the Group over the lease term is recognized in the Profit for the year (Finance income).

        The unguaranteed residual values accruing to the benefit of the Group are insignificant.

32.4 Operating lease—Group as lessor

        The following table includes the future minimum lease payments receivable by the Group for the operating leases of towers and PBX (private business exchange) equipment where Magyar Telekom is the lessor.

	At December 31,
	2008	2009
	(in HUF millions)
Within 1 year	2,394	1,210
1-5 years	2,524	1,943
After 5 years	728	1,115

Total	5,646	4,268

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

32.    LEASES AND OTHER COMMITMENTS (Continued)

32.5 Purchase commitments for tangible and intangible assets

        The table below summarizes Magyar Telekom's contractual purchase commitments for tangible and intangible assets with the majority falling due within one year.

	At December 31,
	2008	2009
	(in HUF millions)
Property, plant and equipment	2,797	4,407
Intangible assets	2,701	1,788

Total	5,498	6,195

32.6 Commitments related to the extended GSM license of T-Mobile HU

        The Company renewed its mobile concession contract for the use of the 900 MHz frequency band that expired on November 4, 2008 for an additional term of seven and a half years, as agreed with the Hungarian Government. At the same time, the Company agreed to carry out large-scale investment projects to further increase mobile broadband coverage. In addition to the payment of the HUF 10 billion concession fee, Magyar Telekom agreed with the Government to spend at least HUF 20 billion in 2008 and 2009 on further increasing mobile broadband coverage in Hungary. This agreement includes that 25% of the unfulfilled obligation would have to be paid as a penalty to the Government at the end of 2009 if Magyar Telekom had not increased the coverage as agreed. Management believes that the Company fulfilled the obligation by the end of 2009, and therefore no fine can be expected.

33.    RELATED PARTY TRANSACTIONS

33.1 Deutsche Telekom Group

        Deutsche Telekom AG is the ultimate controlling owner of Magyar Telekom Plc. holding 59.21% of the issued shares. Deutsche Telekom (DT) Group has a number of fixed line, mobile and IT service provider subsidiaries worldwide, with whom Magyar Telekom Group has regular transactions.

        The Company is directly owned by MagyarCom GmbH, which is a holding subsidiary of DTAG. Magyar Telekom pays dividends annually to its owners including MagyarCom GmbH.

        Deutsche Telekom International Finance (DTIF) is the treasury center of DT Group, which typically provides loan financing across the DT Group including Magyar Telekom.

        The Company's Hungarian operations were renamed in 2004 and 2005. The renaming continued in 2006 in Macedonia (T-Mobile) and in Montenegro (T-Home and T-Mobile) in 2007, and was completed in 2008 in Macedonia (T-Home). The expenditures incurred in connection with the launch and promotion of the new brands and the loss of value caused by discontinuing the old brands were compensated in value by Deutsche Telekom AG. The compensation received was recognized in the Profit for the year (Other operating income).

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

33.    RELATED PARTY TRANSACTIONS (Continued)

        The table below summarizes the above related party transactions with DT group.

	2007	2008	2009
	(in HUF millions)
Revenues from telecom services provided to DT Group	6,729	16,035	22,059
Costs of services provided by DT Group	(11,881)	(20,759)	(16,819)
Other income from DTAG	229	676	—
Interest expense to DTIF	(23,301)	(26,986)	(27,530)
Dividend paid to MagyarCom GmbH	(88,296)	(45,690)	(45,690)
Accounts receivable from DT Group companies	6,878	5,903	5,492
Accounts payable to DT Group companies	(7,524)	(5,850)	(5,169)
Loans receivable from DTAG	—	—	29,587
Accrued interests payable to DT Group companies	(5,210)	(8,845)	(7,675)
Loans payable to DT Group companies	(274,432)	(330,583)	(329,896)
Fair value of swap agreements with DTAG—net	—	—	(2,388)

        Deutsche Telekom has pledged its support for Magyar Telekom's financing needs through to June 30, 2011.

33.2 Associates and joint ventures

        Hunsat is a joint venture founded by the Company (50%) and Antenna Hungária (50%). The revenues of Hunsat include commissions received from Hungarian telecommunications companies for the use of services of international satellite agencies. The operational transactions and balances with Hunsat are insignificant. Dividends received from Hunsat amounted to HUF 93 million in 2009 (2008: HUF 89 million, 2007: HUF 72 million).

        M-RTL was an associate of Magyar Telekom Group until May 2009 (Note 5.1.1). M-RTL is a television broadcast company that sells airtime through media agencies to Magyar Telekom, and Magyar Telekom provides telecom services to M-RTL, but these inter-company services are not material. M-RTL declared dividends to Magyar Telekom directly and indirectly in an amount of HUF 825 million in 2008 (2007: HUF 750 million).

        IKO-Telekom Média Holding (ITMH) was a joint venture holding company of Magyar Telekom and IKO Production Kft., with a 50-50% ownership (Note 5.1.1). The operating transactions between the Group and ITMH were insignificant. Dividends declared by ITMH to the Company amounted to HUF 2,033 million in 2008, primarily representing the indirect dividends from M-RTL.

33.3 Board and supervisory board members

        The remuneration of the members of the Company's Board of Directors amounted to HUF 13 million in 2009 (2008: HUF 13 million, 2007: HUF 11 million). The remuneration of the members of the Company's Supervisory Board amounted to HUF 42 million in 2009 (2008: HUF 46 million, 2007: HUF 42 million).

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

33.    RELATED PARTY TRANSACTIONS (Continued)

33.4 Key management

        Key management has been identified as the members of the Group's Management Committee, which is the chief operating decision making body of Magyar Telekom.

        The table below shows in total the compensation expenses (including social security and other payroll related taxes) incurred by the Group in relation to the key management.

	At December 31,
	2007	2008	2009
	(in HUF millions)
Salaries and other short-term employee benefits	978	1,063	1,377
Contractual termination expense	1,129	—	248
Share based compensation (Note 24.1)	(123)	80	131

	1,984	1,143	1,756

        The Group does not provide loans to its key management.

        In 2001, DT's shareholders approved the introduction of the 2001 Stock Option Plan, resulting in the granting of stock options in 2001 and 2002. 50 percent of the options granted to each beneficiary may only be exercised following the end of a vesting period of two years. The remaining 50 percent of the options granted to each beneficiary may be exercised after the end of a vesting period of three years. All options are vested as of December 31, 2009. The exercise price of the 2001 option is EUR 30.00, the term of the options runs until August 12, 2011. The exercise price of the 2002 option is EUR 12.36, the term of the options runs until July 14, 2012. At the time they were granted, the options of the 2001 and 2002 tranches had no intrinsic value, but a fair value of EUR 4.87 and EUR 3.79 respectively. The Company's Chief Financial Officer (CFO), who was a senior manager of DT at the time of the stock option, is a participant of the 2002 tranche, having 6,510 share options. Magyar Telekom does not have any potential obligation deriving from the CFO's share options, and no expenses or liabilities have been recognized in the presented years as these options are not in the scope of IFRS 2 and IFRIC 11 according to the transitional rules.

        Further, the Company's CFO is also a participant of the 2004, 2005 and 2006 MTIP programs of DT, which are very similar to those of Magyar Telekom as described in Note 24.1.1, the difference being that the targets of the programs are tied to the performance of the DT shares. As of December 31, 2008, one performance target of the 2006 program of DT had been achieved. Consequently, the MTIP reward earned EUR 66,000 (HUF 18 million) was paid out by Magyar Telekom, as agreed with DT.

        Some members of the Key management are participants of the 2006, 2007 MTIP programs of Magyar Telekom; and all of them are participants in the 2008 and 2009 MTIP program of Magyar Telekom. Some members of the former Key management were also participants of the 2006 MTIP program of Magyar Telekom. One performance target of the 2007 MTIP program of Magyar Telekom had been achieved. Consequently, 50% of the MTIP reward (HUF 104 million in total) will be paid out by Magyar Telekom in 2010 to the present and former members of Key management. As of December 31, 2008, one performance target of the 2006 MTIP program of Magyar Telekom had been achieved. Consequently, 50% of the MTIP reward (HUF 55 million in total) was paid out in 2009 by Magyar Telekom to the present and former members of Key management. See also note 24.1.1.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

33.    RELATED PARTY TRANSACTIONS (Continued)

        In 2001 and 2002, Deutsche Telekom granted stock appreciation rights (SARs) to employees in countries where it was not legally possible to issue stock options. Magyar Telekom employees only participated in the 2001 program. Each individual SAR entitles the plan participant to receive an amount in cash subject to these terms and conditions. Magyar Telekom does not have any potential obligation deriving from that contract, since Deutsche Telekom will pay the compensation, if any, to the participants, and further, the fair value of the SARs as at December 31, 2009 is estimated to be zero. No member of the current key management is a participant of the SAR program, but former members of the key management were participants of the 2001 SAR program.

34.    ADDITIONAL DISCLOSURES ON FINANCIAL INSTRUMENTS

34.1 Financial assets and liabilities

        The tables below include the carrying amounts and fair values of the Group's financial assets and liabilities as at December 31, 2009 and 2008.

34.1.1  Financial assets—Carrying amounts and fair values

	Carrying amount
December 31, 2009	Loans and receivables	Held-to- maturity	Available- for-sale	Held for trading	Total	Fair value
	(in HUF millions)
Cash and cash equivalents	34,270	—	—	—	34,270	34,270
Bank deposits with original maturities over 3 months	50,660	—	—	—	50,660	50,660
Trade receivables	100,524	—	—	—	100,524	100,524
Trade receivables over one year	1,487	—	—	—	1,487	1,486
Employee loans	4,870	—	—	—	4,870	4,228
Derivative financial instruments contracted with related parties	—	—	—	662	662	662
Derivative financial instruments contracted with third parties	—	—	—	623	623	623
Loans to Deutsche Telekom Group companies	29,587	—	—	—	29,587	29,587
Loans to third parties	580	—	—	—	580	580
RDC receivables	839	—	—	—	839	795
Dividend rec. from joint ventures	—	—	—	—	—	—
Financial assets AFS	—	—	276	—	276	276
Other current	1,626	—	—	—	1,626	1,626
Other non current	552	—	—	—	552	552

Total	224,995	—	276	1,285	226,556	225,869

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

34.    ADDITIONAL DISCLOSURES ON FINANCIAL INSTRUMENTS (Continued)

	Carrying amount
December 31, 2008	Loans and receivables	Held-to- maturity	Available- for-sale	Held for trading	Total	Fair value
	(in HUF millions)
Cash and cash equivalents	66,680	—	—	—	66,680	66,680
Bank deposits with original maturities over 3 months	59,300	—	—	—	59,300	59,300
Trade receivables	93,201	—	—	—	93,201	93,201
Trade receivables over one year	414	—	—	—	414	396
Employee loans	4,383	—	—	—	4,383	4,148
Derivative financial instruments contracted with third parties	—	—	—	1,011	1,011	1,011
Loans to third parties	779	—	—	—	779	779
RDC receivables	952	—	—	—	952	876
Dividend rec. from joint ventures	2,033	—	—	—	2,033	2,033
Financial assets AFS	—	—	282	—	282	282
Other current	2,186	—	—	—	2,186	2,186
Other non current	170	—	—	—	170	170

Total	230,098	—	282	1,011	231,391	231,062

        Loans and receivables are measured at amortized cost, while available-for-sale and held-for-trading assets are measured at fair value.

        Cash and cash equivalents, trade receivables, dividend receivable from joint ventures, loans to Deutsche Telekom Group companies and other current financial assets mainly have short times to maturity. For this reason, their carrying amounts at the end of the reporting period approximate their fair values.

        Financial assets available for sale include investment in equity instruments, all measured at fair value.

        Finance lease receivables (2009: HUF 23,531 million, 2008: HUF 23,082 million) meet the criteria of a financial instrument, but these are recognized and measured according to IAS 17—Leases, therefore not included in the tables above, but in Note 32.3.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

34.    ADDITIONAL DISCLOSURES ON FINANCIAL INSTRUMENTS (Continued)

34.1.2  Financial liabilities—Carrying amounts and fair values

	Carrying amount
December 31, 2009	Measured at amortized cost	Held for trading	Total	Fair value
	(in HUF millions)
Financial liabilities to related parties (including accrued interest)	334,521	3,050	337,571	351,017
Bank loans (including accrued interest)	57,265	—	57,265	58,507
Trade payables	85,874	—	85,874	85,874
Dividend payable	303	—	303	303
Nonconvertible bonds and debentures	191	—	191	160
Derivative financial instruments contracted with third parties	—	179	179	179
Other current	1,279	—	1,279	1,279

Total	479,433	3,229	482,662	497,319

	Carrying amount
December 31, 2008	Measured at amortized cost	Held for trading	Total	Fair value
	(in HUF millions)
Financial liabilities to related parties (including accrued interest)	339,428	—	339,428	344,138
Bank loans (including accrued interest)	53,805	—	53,805	54,875
Trade payables	92,340	—	92,340	92,340
Dividend payable	290	—	290	290
Nonconvertible bonds and debentures	193	—	193	193
Other current	4,988	—	4,988	4,988
Other non current	386	—	386	345

Total	491,430	—	491,430	497,169

        Derivatives are measured at fair value, while all other financial liabilities are measured at amortized cost.

        Additional fair value information on the financial liabilities is provided in Notes 16 and 17.

        Trade payables, dividend payable and other current financial liabilities generally have short times to maturity, therefore the carrying values approximate the fair values.

        Finance lease liabilities meet the criteria of a financial instrument, but these are recognized and measured according to IAS 17—Leases, therefore not included in the tables above, but in Note 32.1.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

34.    ADDITIONAL DISCLOSURES ON FINANCIAL INSTRUMENTS (Continued)

34.2 Items of income, expense, gains and losses arising on financial instruments

        The tables below include income, expense, gains and losses arising on financial instruments in 2009 and 2008.

		From subsequent measurement
2009	From interest	At fair value	Currency translation	Impairment loss	Recalculation	From derecognition	From fee expense	Net gain/loss
	(In HUF millions)
Loans and receivables	7,048	—	(82)	(9,071)	—	—	(4,056)	(6,161)
Held-to-maturity investments	—	—	—	—	—	—	—	—
Available-for-sale financial assets	—	(6)	—	—	—	—	—	(6)
Financial instruments held for trading	—	(2,955)	—	—	—	(582)	—	(3,537)
Financial liabilities measured at amortized cost	(32,569)	—	358	—	—	—	(14)	(32,225)

Net gain/loss of financial instruments under the scope of IAS 39	(25,521)	(2,961)	276	(9,071)	—	(582)	(4,070)	(41,929)
Net gain/loss related to finance lease (out of scope of IAS 39)	678	—	(66)	—	—	—	—	612

		From subsequent measurement
2008	From interest	At fair value	Currency translation	Impairment loss	Recalculation	From derecognition	From fee expense	Net gain/loss
	(In HUF millions)
Loans and receivables	6,611	—	1,190	(5,866)	—	—	(3,554)	(1,619)
Held-to-maturity investments	—	—	—	—	—	—	—	—
Available-for-sale financial assets	—	(348)	—	—	—	—	—	(348)
Financial instruments held for trading	—	789	—	—	—	(477)	—	312
Financial liabilities measured at amortized cost	(32,728)	—	(1,753)	—	(743)	—	(96)	(35,320)

Net gain/loss of financial instruments under the scope of IAS 39	(26,117)	441	(563)	(5,866)	(743)	(477)	(3,650)	(36,975)
Net gain/loss related to finance lease (out of scope of IAS 39)	692	—	(85)	1,500	—	—	—	2,107

        Impairment losses on Loans and receivables includes all expenses incurred or expected to be incurred in relation to the default of our customers. Before writing off or factoring, we impair the receivables to their recoverable amounts through the use of an impairment provision account, as a result of which the actual write-off or factoring of these receivables results in no derecognition gains or losses.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

34.    ADDITIONAL DISCLOSURES ON FINANCIAL INSTRUMENTS (Continued)

34.3 Other disclosures about financial instruments

        Magyar Telekom Plc. is also exposed to risks that arise from the possible drawdown of guarantees in a nominal amount of HUF 16.4 billion as at December 31, 2009 (2008: HUF 17.0 billion). These guarantees were issued by Hungarian banks on behalf of Magyar Telekom as collaterals to secure the fulfillment of the Group's certain contractual obligations. The Group has been delivering on its contractual obligations and expects to continue doing so in the future, therefore no drawdown of the guarantees has happened so far, and is not expected to happen in the future.

        There were no financial assets or liabilities, which were reclassified into another financial instrument category.

        No financial assets were transferred in such a way that part or all of the financial assets did not qualify for de-recognition.

        The Group does not have compound financial instruments with multiple embedded derivatives.

35.    CONTINGENT ASSETS AND LIABILITIES

35.1 Contingent assets

        A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence of uncertain future events not within the control of the Group. The Group has no such contingencies where the inflow of economic benefits would be probable and material.

35.2 Contingent liabilities

        The most significant contingent liabilities of the Group are described below. No provisions have been recognized for these cases as management estimates that it is unlikely that these claims originating from past events would result in any material economic outflows from the Group.

35.2.1  Macedonia

35.2.1.1  Compensation for termination of a service contract by T-Mobile MK

        In January 2002, T-Mobile MK signed an agreement with a subcontractor, including a 3-month trial period, for the collection of T-Mobile MK's overdue receivables. After the expiration of the 3-month trial period, T-Mobile MK terminated this contract in April 2002 due to breaches of the contractual obligations by the subcontractor. The subcontractor initiated a lawsuit in April 2003 requesting damage compensation for foregone profit and compensation for services already rendered. Management estimates it unlikely that the subcontractor would win the court case against T-Mobile MK. The potential loss from the claim is approximately HUF 4.3 billion. The first instance decision will be made by a primary court of Macedonia, the timing of which is uncertain.

35.2.1.2  T-Mobile MK's dispute with the Agency on frequency fees

        T-Mobile MK paid the invoices issued by the Agency for the 2004 and 2005 radio frequency fees, however, the Agency issued further invoices for the same periods in May 2007, which T-Mobile MK is disputing as the management believes that there is no valid legal base for invoicing additional fees. The potential exposure is about HUF 0.8 billion.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

35.    CONTINGENT ASSETS AND LIABILITIES (Continued)

35.2.1.3  MKT's dispute on fixed-to-mobile termination fees

        In 2005, MKT changed the retail prices for the traffic from fixed to mobile network. According to the interconnection agreements with the mobile operators the change in retail prices automatically decreased the interconnection fees for termination in the mobile networks. In February 2006, one of the Macedonian mobile operators, Cosmofon, submitted to the Agency a request for dispute resolution with reference to the termination prices. The Agency rejected the requests of Cosmofon as "ungrounded". This decision of the Agency was appealed by Cosmofon by filing a lawsuit at the Administrative Court of Macedonia. The potential loss from the claim is approximately HUF 0.4 billion, but the management estimates it unlikely that this would result in any material cash outflows. The final decision will be made by the Administrative Court of Macedonia, the timing of which is uncertain.

35.2.1.4  Prices offered at a Government bid for fixed line telephony services in Macedonia

        Based on the Law on Electronic Communications (the "Law") and upon Cosmofon's request, the Agency made an inspection at Makedonski Telekom regarding the Government's tender for procuring fixed line telephone services on September 24, 2009. In its request Cosmofon stated that Makedonski Telekom had submitted an offer with prices that are predatory and not published in its official pricelist. In its written answer, Makedonski Telekom pointed out that the official pricelist contains only the standard prices excluding the special discounts and tariff models. We believe that Makedonski Telekom offered these prices in accordance with the conditions of the relevant bid, taking care that those are not predatory, i.e. the allegations are groundless. The Agency has not responded yet. Should Makedonski Telekom be found in breach of the Law, the potential fine can be as high as 7% of the total annual revenue of Makedonski Telekom for 2008, i.e. the maximum amount of the fine may reach HUF 3.0 billion.

35.2.2  Montenegro

35.2.2.1  Employee salary dispute in Montenegro

        405 employees initiated a legal proceeding against CT and T-Mobile CG, requesting the payment of compensation for not increasing salaries from 2005 until June 2008. The plaintiffs are referring to the regulation of this matter by the Collective Bargaining Agreement (CBA). Management's view is that automatic salary increase is not established in the CBA, therefore management believes that the Group will not be subject to any compensations payable. The maximum exposure is approximately HUF 0.4 billion.

35.2.3  Hungary

35.2.3.1  Guarantees

        Magyar Telekom Plc. is exposed to risks that arise from the possible drawdown of guarantees for which see more details in Note 34.3.

35.2.3.2  Investigation

  Please see Note 1.2.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

36.    EVENTS AFTER THE REPORTING PERIOD

36.1 Sale of Orbitel

        In January 2010 the Company closed the sale of Orbitel (Note 5.5). The final sale price was EUR 3,628,000, received in January 2010. As the expected sales price was lower than the original carrying value of Orbitel, an impairment was charged in 2009 on the goodwill arising on the original acquisition of Orbitel, consequently, there will be no additional gains or losses to be recognized in 2010, when the sale was concluded.