Form 20-F/A
period 2009-12-31
Magyar Telekom Plc.
filed 2010-10-15
CIK 1047564

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended 31 December 2009
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report For the transition period from _______________ to _______________

Commission File Number: 1-14720

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
+36-1-457-4211
tom.stumpf@telekom.hu
(Name, Telephone, Email and/or Facsimile number and Address of the Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
American Depositary Shares, each representing five Ordinary Shares	New York Stock Exchange

Ordinary shares	New York Stock Exchange*
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

1,042,742,543 nominal value HUF 100 per share (as of December 31, 2009)

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer	Accelerated filer	Non-accelerated filer

☒	☐	☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

EXPLANATORY NOTE

This Form 20-F/A is being filed by Magyar Telekom Telecommunications Plc. (the “Company”) as Amendment No.1 to its Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the Securities and Exchange Commission (the “Commission”) on March 24, 2010 (the “2009 20-F”), for the sole purpose of:

(i)  amending the Report of the Independent Registered Public Accounting Firm, as appearing on page F-2 of the 2009 20-F under the heading “Report of Independent Registered Accounting Firm to the Board of Directors and Shareholders of Magyar Telekom Plc.”, the only amendment being the inclusion of an opinion in the Report of the Independent Registered Public Accounting Firm with respect to the financial position of the Company and its subsidiaries at December 31, 2007 and December 31, 2006; and

(ii) amending Item 17 on page 150 of the 2009 20-F to include a reference to the amended Report of the Independent Registered Public Accounting Firm included herein as Exhibit 15.3.

References to the report of our independent registered public accounting firm on page F-2 in the 2009 20-F should be construed as references to the report included herein as Exhibit 15.3.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any part of the 2009 20-F or reflect any events that have occurred after the 2009 20-F was filed on March 24, 2010. The filing of this Form 20-F/A, and the inclusion of newly executed certifications, should not be understood to mean that any other statements contained in the 2009 20-F are true and complete as of any date subsequent to March 24, 2010.

ITEM 17.          FINANCIAL STATEMENTS

•
The Report of the Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of Magyar Telekom Plc. filed herewith is included in the 2009 20-F in lieu of the Report of the Independent Auditors appearing on page F-2 of the 2009 20-F under the heading “Report of Independent Registered Accounting Firm to the Board of Directors and Shareholders of Magyar Telekom Plc.”.

•	Item 17 is hereby amended to as follows:

“See pages F-1 through F-118 (excluding page F-2) of the Form 20-F dated March 24, 2010, and Exhibit 15.3, both of which are incorporated herein by reference.”

ITEM 19.          EXHIBITS

The following exhibits are filed as part of this Form 20-F/A:

12.1           Certification of the CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2           Certification of the CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1           Certification of the CEO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2           Certification of the CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.3           Report of the Independent Registered Public Accounting Firm.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F/A on its behalf.

MAGYAR TELEKOM PLC.

By: /s/ Christopher Mattheisen

Name: Christopher Mattheisen
Title: Chairman and Chief Executive Officer

By: /s/ Thilo Kusch

Name: Thilo Kusch
Title: Chief Financial Officer

Date: October 15, 2010