Form 20-F
period 2010-12-31
Magyar Telekom Plc.
filed 2011-03-24
CIK 1047564

Use these links to rapidly review the document

MAGYAR TELEKOM INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on March 24, 2011

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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
Accounting and Taxation Director
Magyar Telekom
Budapest, 1013, Krisztina krt. 55, Hungary
+36-1-457-4211
tom.stumpf@telekom.hu
(Name, Telephone, Email and/or Facsimile number and Address of the Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Name of each exchange on which registered

American Depositary Shares, each representing five Ordinary Shares	N/A*
Ordinary Shares	Budapest Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: N/A

           Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares......1,042,742,543 nominal value HUF 100 per share (as of December 31, 2010)

           Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No    ☐

           If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

           Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

           Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

           Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

           If "Other" has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

           If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

*
On November 2, 2010, the Company filed a Form 25 with respect to the delisting of its American Depository Shares from the New York Stock Exchange. The delisting became effective on November 12, 2010.

i

Certain Defined Terms and Conventions

          In this annual report the terms "Magyar Telekom", the "Group", the "Company", "we", "us" and "our" refer to Magyar Telekom Plc. and, if applicable, its direct and indirect subsidiaries as a group; the term "Magyar Telekom Plc." refers to Magyar Telekom Plc. without its subsidiaries; the term "TMH" refers to the mobile operations of Magyar Telekom Plc.; the term "DT" refers to Deutsche Telekom AG; the term "DT Group" refers to DT and its subsidiaries as a group.

          In this annual report, the term "Minister" refers to the Minister of the applicable government ministry then responsible for regulation of the activities of the Company as described below.

          Prior to June 1, 2000, the Minister of Transport, Telecommunications and Water Management was in charge of regulating the telecommunications industry. The responsibility was transferred to the Minister heading the Prime Minister Office on June 1, 2000 and to the Minister heading the Ministry of Informatics and Communications on May 27, 2002. On June 1, 2006 the Ministry of Informatics and Communications merged into the Ministry of Economy and Transport. The Ministry of Economy and Transport was divided into two ministries on May 15, 2008, and responsibility for regulating the telecommunications industry was transferred to the Ministry of Transport, Telecommunications and Energy. On December 1, 2008 the Minister heading the Prime Minister Office took over the responsibility for the telecommunications industry in Hungary. On May 29, 2010, this responsibility was transferred to the Ministry of National Development.

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

 Explanation of abbreviations used throughout the report

Abbreviation	Term
2G, 3G, 4G	Second/Third/Fourth-generation mobile technology
2Play, 3Play, 4Play	double-play, triple-play, quadruple-play
3Screen	Three Screen (TV, PC and wireless phone)
ADS	American Depository Shares
ADSL	Asymmetrical Digital Subscriber Line
ARPA	Average monthly Revenue per Access
ARPU	Average monthly Revenue per User
ASP	Application Service Provider
ATM	Asynchronous Transfer Mode
ATMs	Automatic Teller Machines
AVL	Automatic Vehicle Location
BRAS	Broadband Remote Access Server
CPE	Consumer Premises Equipment
CRM	Customer Relationship Management
CUG	Closed User Group
DOCSIS	Data Over Cable Service Interface Specification
DSLAM	Digital Subscriber Line Access Multiplexer
DVB-C	Digital Video Broadcasting Cable
DVB-S	Digital Video Broadcasting Satellite
DVB-T	Digital Video Broadcasting Terrestrial
DWDM	Dense Wavelength-Division Multiplexing
ED3	EuroDOCSIS 3.0 technology
EDGE	Enhanced Data rates for GSM Evolution
EDR	Hungarian Unified Digital Radio Network/Egységes Digitális Rádiótávközlö Rendszer
EFM	Ethernet in the First Mile
EPG	Electronic Program Guide
ERP	Enterprise Resource Planning
F2M	Fixed to Mobile
FDC	Fully Distributed Costs
FDD	Frequency Division Duplex
FL-LRIC	Forward-Looking Long Run Incremental Costs

Abbreviation	Term
FMC	Fixed Mobile Convergence
FTTH	Fiber to the Home
FTTx	Fiber to the x
GE	Gigabit Ethernet
GIA	Global Internet Access
GPON	Gigabit Passive Optical Network
GPRS	General Packet Radio Service
GPS	Global Positioning System
GSM	Global System for Mobile communications
HAG	Home Access Gateways
HD	High Definition
HFC	Hybrid Fiber Coax
HSI	High Speed Internet
HSDPA	High Speed Downlink Packet Access
HSLL	High Speed Leased Lines
HSUPA	High Speed Uplink Packet Access
HYTAS	Hybrid Telecommunications Access System
IC	Interconnection
ICT	Information and Communications Technology
ILL	Internet Leased Line
IMS	IP Multimedia Subsystem
IMSI	International Mobile Subscriber Identity
IMT	International Mobile Telecommunications—2000 (global standard for 3G)
IP	Internet Protocol
IPSec	Internet Protocol Security
IPTV	Internet Protocol-based TV
IP-VPN	Internet Protocol-based Virtual Private Network
ISDN	Integrated Services Digital Network
ISP	Internet Service Provider
IT	Information Technology
IVR	Interactive Voice Response
LRIC	Long Run Incremental Costs
LTE	Long Term Evolution

v

Abbreviation	Term
LTO	Local Telecommunications Operator
MLLNI	Managed Leased Line Network Internet
MMDS	Multichannel Multipoint Distribution Service
MMS	Multimedia Message Service
MNO	Mobile Network Operator
MOU	Average monthly Minutes of Use per subscriber
MPLS	Multi Protocol Label Switching
MSAN	Multi Service Access Node
MVNO	Mobile Virtual Network Operator
NAS	Network Attached Storage
NAT	Network Address Translation
NAPA-WINE	Network-Aware P2P-TV Application over Wise Networks
NFC	Near Field Communication
NGA	Next Generation Access
NG EMM	Next Generation Enterprise Marketing Management
NGMN	Next Generation Mobile Networks
NGN	Next Generation Network
NGOSS	Next Generation Operation Support System
NMIA	National Media and Infocommunications Authority
NT	Network Technology
PABX	Private Automated Branch Exchange
PATS	Publicly Available Telephone Service
PBX	Private Branch Exchange
PC	Personal Computer
PDH	Plesiochronous Digital Hierarchy
PoP	Point of Presence
POTS	Plain Old Telephone Service
PSTN	Public Switched Telephone Network
QoS	Quality of Service
R4 3GPP	Release 4 Third Generation Partnership Project
RIO	Reference Interconnection Offer
RUO	Reference Unbundling Offer
SaaS	Software as a Service

Abbreviation	Term
SAC	Subscriber Acquisition Cost
Sat TV	Satellite TV
SDH	Synchronous Digital Hierarchy
SDR	Special Drawing Rights
SHDSL	Single-Pair High-Speed Digital Subscriber Line
SI	System Integration
SIM	Subscriber Identity Module
SLA	Service Level Agreement
SMB	Small and Medium Businesses
SMS	Short Message Service
SOHO	Small Office/Home Office
SPA	Service Provisioning and Activation
TDD	Time Division Duplex
TDM	Time Division Multiplex
TETRA	Terrestrial Trunked Radio
ULL	Unbundled Local Loop
UMTS	Universal Mobile Telecommunications System
VDSL	Very High Bitrate DSL
VoCable	Voice over Cable television
VoIP	Voice over Internet Protocol
VPN	Virtual Private Network
WACC	Weighted Average Cost of Capital
WAP	Wireless Application Protocol
WiFi	Wireless Fidelity
WiMAX	World Interoperability for Microwave Access
WLAN	Wireless Local Area Network
WLR	Wholesale Line Rental

PART I

ITEM 1—IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

          Not applicable.

ITEM 2—OFFER STATISTICS AND EXPECTED TIMETABLE

          Not applicable.

ITEM 3—KEY INFORMATION

SELECTED FINANCIAL DATA

          This selected consolidated financial and statistical information should be read together with the consolidated financial statements, including the accompanying notes, included in this annual report. We derived these financial data from our consolidated financial statements as of and for the years ended December 31, 2006, 2007, 2008, 2009 and 2010 and the accompanying notes, which have been audited by PricewaterhouseCoopers Könyvvizsgáló és Gazdasági Tanácsadó Kft. ("PwC"). These consolidated financial data are qualified by reference to our consolidated financial statements and accompanying notes, which we have prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

	Year ended December 31,
	2006	2007	2008	2009	2010	2010
	HUF	HUF	HUF	HUF	HUF	U.S.$(1)
	(in millions, except per share amounts)
Consolidated Comprehensive Income Data:
Amounts in accordance with IFRS
Revenues	671,196	676,661	673,056	643,989	609,579	2,922
Operating profit	135,408	128,312	162,258	147,133	112,094	537
Profit attributable to the owners of the parent	74,700	60,155	93,008	77,618	64,378	309
Operating profit per share	130.16	123.25	155.83	141.31	107.65	0.52
Basic earnings per share	71.80	57.78	89.32	74.54	61.83	0.30
Diluted earnings per share	71.78	57.78	89.32	74.54	61.83	0.30
Consolidated Financial Position Data:
Amounts in accordance with IFRS
Total assets	1,129,282	1,133,265	1,166,543	1,166,377	1,109,006	5,315
Net assets	589,372	577,898	596,547	605,420	594,712	2,850
Common stock	104,277	104,275	104,275	104,275	104,275	500
Total Equity of the owners of the parent	522,722	511,681	533,946	538,480	531,512	2,547

(1)
Translated into U.S. dollars at the official exchange rate of the National Bank of Hungary on December 31, 2010 of U.S. dollar 1.00 = HUF 208.65. These translations are unaudited and presented for convenience purposes only.

	Year ended December 31,
	2006	2007	2008	2009	2010
	(in millions)
Other data:
Weighted average number of shares
Basic	1,040	1,041	1,041	1,041	1,041
Diluted	1,041	1,041	1,041	1,041	1,041

Dividends

          The following table sets forth the dividend per Magyar Telekom ordinary share for the years 2006, 2007, 2008, 2009 and 2010. The table shows the dividend amounts in Hungarian forints, together with U.S. dollar equivalents, for each of the years indicated.

	Dividend Paid Per Ordinary Share
	HUF	U.S.$(1)
Year
2006	70	0.3653
2007	74	0.4287
2008	74	0.3938
2009	74	0.3935
2010(2)	50	0.2396

(1)
Translated into U.S. dollars at the official exchange rate of the National Bank of Hungary on December 31, 2010 of U.S. dollar 1.00 = HUF 208.65, December 31, 2009 of U.S. dollar 1.00 = HUF 188.07, December 31, 2008 of U.S. dollar 1.00 = HUF 187.91, December 31, 2007 of U.S. dollar 1.00 = HUF 172.61 and December 31, 2006 of U.S. dollar 1.00 = 191.62.

(2)
The Board of Directors of the Company has proposed a HUF 50 per ordinary share dividend distribution to be approved by the Annual General Meeting of the Company on April 12, 2011.

EXCHANGE RATE INFORMATION

          As used in this document, "Hungarian forint" or "HUF" mean the lawful currency of Hungary. "EUR", "euro" or "€" mean the single unified currency of the European Union ("EU"). "U.S. dollar," "USD" or "$" mean the lawful currency of the United States.

          The National Bank of Hungary ("NBH") quotes and publishes official exchange rates of the Hungarian forint for all major currencies based on prevailing market rates. Unless otherwise stated, conversion of Hungarian forint into U.S. dollars have been made at the rate of USD 1.00 to HUF 208.65, which was the official rate quoted and published on December 31, 2010.

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

	Exchange Rates (amounts in HUF/U.S.$)
	Period-End	Average(1)	High	Low
Year
2006	191.62	210.51	225.01	191.02
2007	172.61	183.83	199.52	171.13
2008	187.91	171.80	218.76	144.11
2009	188.07	202.26	249.29	176.67
2010	208.65	208.15	240.57	184.00
2010
September	203.43	216.22	227.80	203.13
October	197.95	197.55	201.02	193.23
November	218.76	201.88	218.76	190.78
December	208.65	209.67	214.72	205.00
2011
January	200.31	206.31	216.37	198.14
February	197.05	198.67	201.95	194.86
March (through March 23, 2011)	190.06	194.82	198.46	190.04

(1)
The average of the exchange rates on each business day during the relevant period.

	Exchange Rates (amounts in HUF/EUR)
	Period-End	Average(1)	High	Low
Year
2006	252.30	264.27	282.69	249.55
2007	253.35	251.31	261.17	244.96
2008	264.78	251.25	275.79	229.11
2009	270.84	280.58	316.00	264.17
2010	278.75	275.41	290.03	261.60
2010
September	277.33	282.25	288.78	276.12
October	273.69	274.46	276.83	270.53
November	284.54	275.70	284.54	270.78
December	278.75	277.47	280.60	273.43
2011
January	273.30	275.45	279.40	271.93
February	272.34	271.18	274.28	268.21
March (through March 23, 2011)	269.66	272.15	273.92	269.66

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

          The Electronic Communications Act of 2003 ("Electronic Communications Act"), which came into force in January 2004, was enacted by the Hungarian Parliament to achieve harmonization of the telecommunications regulatory regime in Hungary with the New Regulatory Framework ("NRF") of the EU for electronic communications adopted in 2002, and to encourage further competition in the market. The NRF has been subject to review by the EU since 2007. The agreed reforms to the NRF accepted in November 2009 are the result of three years of discussions with stakeholders, national regulators and users. See "Item 4—Regulation—New Regulatory Framework (revised)" for a description of the reforms adopted in 2009. Changes to the NRF are required to be implemented by national legislation by May 25, 2011. The NRF review implementation process was launched by the Ministry in October 2010, and Magyar Telekom is providing written input and comments to the Ministry in the course of the consultation process.

          The National Media and Infocommunications Authority of Hungary ("NMIA") was officially established on August 11, 2010 to ensure the undisturbed operation, in compliance with applicable legislation, of the media and the markets for electronic communications, postal and information technology services in Hungary in accordance with the Electronic Communications Act and Act I of 1996 on Television Broadcasting, as amended. The new, converged regulator performs the tasks of its predecessors: the National Communications Authority ("NCA") and the National Radio and Television Commission ("NRTC"). According to the official announcement, the purpose of the merger, among others, is cost efficiency, more rational allocation of resources, more cost effective work, avoidance of duplication of work and better cooperation of the supporting activities within a single organizational structure. One of the primary responsibilities of the NMIA is to perform market analysis procedures under which it defines "relevant markets," or markets subject to the regulatory framework. The NMIA analyzes such markets for the level of competition and, if it finds a lack of sufficient competition in such markets, identifies service providers with significant market power ("SMP"), and imposes appropriate regulatory obligations on such providers to encourage competition. The NCA previously carried out a market analysis procedure and reached its final findings on 17 out of 18 relevant markets identified in an applicable decree in 2004. Under these findings, Magyar Telekom was found to have SMP in 13 of the 18 markets (i.e., markets 1-9, 11-13 and 16). By the end of March 2008, the NCA had published SMP resolutions concerning 17 markets out of the 18 in the second round of market analyses. Out of these 17 markets, Magyar Telekom was identified as an operator with SMP in all but four markets. As a result, the NCA imposed various obligations on Magyar Telekom with respect to these markets. See "Item 4—Regulation and Pricing".

          The Recommendation of the European Commission on relevant product and service markets within the electronic communications sector susceptible to ex ante regulation in accordance with Directive 2002/21/EC of the European Parliament and of the Council on a common regulatory framework for electronic communication networks and services (2003/311/EC) ("Recommendation"), the regulation on which the market analysis procedure of the NCA was based, was also reviewed by the EU during 2006 and 2007. This new Recommendation entered into force on December 17, 2007. As a result of the EU review, the number of relevant markets decreased from 18 to 7. Magyar Telekom is currently identified as having SMP in all of the 7 remaining markets as well as in all retail markets cancelled from the list of relevant markets. The new Recommendation will become effective in the current round of market analyses by the NMIA, which is expected to be completed in 2011. Until now only two resolutions with respect to market 7/2007 (voice call termination on individual mobile networks) and market 1/2007 (access to public telephone network at a fixed location for residential and non-residential customers) have been published. The extension of the definition of market 11 (unbundling of the local loops) from copper to optical networks by the NMIA makes the extension of the unbundling obligation to Magyar Telekom's new technology (optical) networks easier for the NMIA. This is expected to have an adverse impact on our business results. In 2008, Magyar Telekom launched a widespread optical network deployment program. In the event the NMIA decides to impose regulations on optical networks, it would affect both the wholesale and the retail market. This decision is expected in the first half of 2011.

          The Ministry of National Development published the final version of the Infocommunications Strategy currently titled as the "Digital Renewal Action Plan" on December 23, 2010. The Strategy has four priorities (citizens, growing enterprises and employment, effective and secure operating government and infrastructure available for all) and 82 action plans related to them. Some objectives are related to the effective ICT operation of the government, including consolidation and centralization of governmental networks and applications (already implemented in a decree) and the state's role in infrastructure development. The exact details, resource allocation and exact timing of the latter are not yet included in the strategy. The full or partial achievement of these objectives may have direct impact on Magyar Telekom's network solutions and could indirectly affect the Company's operations.

          In addition, our businesses in Macedonia and Montenegro are also subject to various regulatory developments. In Montenegro, the additional relevant markets (e.g., trunk segment of leased lines, retail market of publicly available services for local, domestic and international calls, wholesale market on access and origination of calls in public mobile telephone networks) are expected to be defined by the Agency for Electronic Communications and Postal Services ("EKIP") in the first half of 2011 and consequently, the new market analysis may result in additional obligations in the fourth quarter of 2011 or the first quarter of 2012, which may have an impact on the profitability of the company depending on the nature and scope of obligations imposed.

          In Macedonia, in particular, the current and possible future SMP status of T-Mobile Macedonia in various markets may lead to additional obligations, such as lower mobile termination rates, national roaming, lower RUO and IC fees, access to ducts and specific network elements, universal service and requirements to publish general conditions and quality parameters of services. The activities of the Agency for Electronic Communications ("AEC") related to retail price control will be enhanced.

          The European Commission (the "Commission") has issued a recommendation on mobile termination rates by prescribing detailed cost accounting methodology to be applied over a set timeframe by the national regulatory authorities ("NRAs"). As a result, it is possible that TMH's mobile termination rates will be reduced to a lower level than intended by the NMIA by 2012. The regulation of mobile termination rates at the EU level may lead to interventions by the Macedonian and Montenegrin regulator as well.

          We cannot fully anticipate the combined impact of these and other regulatory developments on our business and results of operations. Our business and results of operations may be adversely affected by these changes or similar regulatory developments or changes by our regulators.

We are subject to more intense competition due to the liberalization of the telecommunications sector.

          The scope of competition and any adverse effect on our results depend on a variety of factors that we cannot assess with precision and are for the most part not within our control. Among such factors are business strategies and capabilities of new competitors, prevailing market conditions, as well as the effectiveness of our efforts to prepare for new market conditions. Specific risks in the fixed line market include continuous downward pressure on tariff levels, loss of customers as a result of unbundled access to the local loop, loss of fixed line customers as a result of introducing "naked" ADSL (i.e., without a subscription for a PSTN line), competition from alternative operators using new technologies (e.g., VoIP, VoCable) and migration to lower priced Internet price plans as a result of speed upgrades. In addition, the declining prices of mobile telecommunications services also lead to the migration of fixed line customers.

          The most significant trend in the fixed line market is the increasing share of 2Play or 3Play offers (bundling voice, Internet and television services into one package) which may result in discounts on purchased services for customers. In Hungary, cable penetration is above the European average. From a competition point of view, the unregulated cable television operators may be able to offer more flexible price structures to customers than the regulated market players, such as Magyar Telekom. In the case of increasing price competition, this may narrow our ability to give adequate market responses against the competitors' actions.

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

          For example, on November 20, 2009, Vodafone, in cooperation with Magyar Posta, launched a branded reseller mobile service, "Postafon", which is offered by Magyar Posta in several post offices. Telenor has also launched a new mobile service in cooperation with Red Bull (the producer of energy drinks) under the name "Red Bull Mobile". The entry pressure from other interested parties to a 3-player mobile market may increase in the future. If MVNO is hosted by one of our competitors, Magyar Telekom will lose revenue as customers are lost to the MVNO and the tariff level in the Hungarian mobile market may significantly decrease.

          The modified GSM Directive UMTS technology to be deployed in the 900 MHz bands was published in the Official Journal of the EU on October 20, 2009, along with the Decision of the European Commission on the technical implementation requirements. The modified Directive entered into force on November 9, 2009 and the Directive was required to be implemented by national legislation by May 9, 2010. There is a possibility for an E-GSM900 spectrum tender in the second quarter of 2011 at the earliest. The tender may further increase the competition in the Hungarian mobile market. On July 1, 2010, during the conference of the Hungarian Association of ICT companies, the Deputy Secretary of State of the Ministry of National Development indicated the possibility of conducting a 450 MHz tender in the near future and this tender is still on the agenda of the NMIA and may possibly take place in 2011. Incumbents are expected to be excluded in the same way as in the tender of 2008.

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

          We expect the number of our fixed access lines and rates for fixed telephone services to decrease. In addition, the growth rate of the Hungarian broadband market is expected to slow down. To mitigate this decrease in fixed line voice revenues, we are now moving from pure fixed line voice offers to integrated 2Play and 3Play packages, which allow us to partially substitute declining voice traffic revenues with content, entertainment and bundled access revenues. In mobile operations in Hungary, market penetration is now saturated, and we expect flat development in the following year. We may not be able to sustain our revenue targets, if we are unsuccessful in offsetting the effect of our declining voice and messaging revenues with new services.

We may be unable to adapt to technological changes in the telecommunications market.

          The telecommunications industry is characterized by rapidly changing technology with related changes in customer demands for new products and services at competitive prices. Technological developments are also shortening product life cycles and facilitating convergence of various segments of the increasingly global industry. Our future success will largely depend on our ability to anticipate, invest in and implement new technologies with the levels of service and prices that customers demand. Technological advances may also affect our level of earnings and financial condition by shortening the useful life of some of our assets or potentially requiring their impairment.

          NGN (IP Multimedia Subsystem-based network) is the main stream of technical development that gives the general framework for reaching most of our business strategic goals and for transforming the company. Our NGN strategy focuses on overlay NGN. This approach means that the new technology is built in parallel to the existing network, not in substitution or replacement of existing technology, and we build and use the new technology for introducing new services. In addition, we use the NGN for network transformation by migrating our legacy networks to NGN to change the technology and platform to further provide legacy services and features at a lower operational cost level.

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

          Our Next Generation Fixed Access strategy is to widely deploy FTTH (optical network) and to upgrade our cable networks (coax) to EuroDocsis3.0 technology. The EuroDocsis3.0 technology upgrade was performed in 2010. As described below, due to poor economic conditions in Hungary in 2009 and 2010, the FTTH roll-out did not proceed according to our original strategy in 2010, and we expect the FTTH roll-out will be further delayed in 2011. Many of our competitors have started to invest in deploying a NGA network, which might decrease our market share in High Speed Internet (above 20 Mbit/s) market as well as in other markets (voice, TV) through xPlay offers, and therefore be a threat to the value of our existing network.

          Further, the economic crisis in 2009 and 2010 in Hungary has affected our ability to invest in and deploy new technology. In 2009 and 2010, we could not fulfill the original FTTH roll-out plan due to combined effect of lower funds available for capital expenditures and the weakening of the Hungarian currency as a result of the economic crisis. See "—The value of our investments, results of operations and financial condition could be adversely affected by economic developments in Hungary and other countries". In addition, the economic crisis has also affected us from the demand side as customers may not use new products and services developed on our FTTH network to the extent anticipated, which may lead to decline in revenues and have an adverse impact on our results. Management continually assesses and reviews our plans and related capital expenditures with respect to the roll-out of new technology and accordingly, our plans may change as market conditions develop, including amending targets in relation to the FTTH roll-out plan such as the target to connect approximately 360,000 households via optical network solution by the end of 2013. Our original target was to connect 780,000 households by the end of 2013.

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

          TMH launched 3G-based services in Hungary in 2005 before any of its competitors. TMH is currently upgrading the network infrastructure to better provide the new generation of services. However, alternative technologies and standards (e.g., WiFi, WiMAX or VoIP) may keep consumers from choosing 3G-based services. These new technologies, especially VoIP, also endanger our voice business. We are not able to predict at the moment which of these competing technologies will be the most widely accepted platform, however we think that HSDPA and HSUPA enabled 3G network, and later the LTE (4G) standard are the most likely candidates. There is a frequency spectrum allocation risk for LTE, because currently there is no frequency spectrum available, on which the LTE service could be launched.

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

          The telecommunications industry is undergoing a major change globally with an effect on the Hungarian market as well. We have considered these market trends including changes in technology, customer requirements, competition and regulation, and accordingly, we have planned our operational restructuring to be in line with these market trends. Our operational model effective from 2008 is based on customer segments and also provides a solid basis to capture long-term growth. We have designed our operational model according to our most current knowledge of market trends and our business needs; however, the future business environment might evolve into currently unforeseen directions that will require us to adjust our operational model.

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

Ongoing government investigations into contracts and activities in Montenegro and Macedonia may result in fines or other sanctions.

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

          On December 2, 2009, the Audit Committee provided the Company's Board of Directors with a "Report of Investigation to the Audit Committee of Magyar Telekom Plc." dated November 30, 2009 (the "Final Report"). The Audit Committee indicated that it considers that, with the delivery of the Final Report based on currently available facts, White & Case has completed its independent internal investigation.

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

  •
  Between 2000 and 2006 a small group of former senior executives at the Company and the Company's Macedonian affiliates authorized the expenditure of approximately EUR 24 million through over twenty suspect consultancy, lobbying, and other contracts (including certain contracts between the Company and its subsidiaries on one hand, and affiliates of a Cyprus-based consulting company on the other hand). The Final Report concludes that "the available evidence does not establish that the contracts under which these expenditures were made were legitimate."

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

          As previously announced, the DOJ, the SEC and the Ministry of Interior of the Republic of Macedonia have commenced investigations into certain of the Company's activities that were the subject of the internal investigation. Further, in relation to certain activities that were the subject of the internal investigation, the Hungarian Central Investigating Chief Prosecutor's Office has commenced a criminal investigation into alleged corruption with the intention of violating obligations in international relations and other alleged criminal offenses. In addition, the Montenegrin Supreme State Prosecutor is also investigating the activities of the Company that were the subject of the internal investigation and has requested information from the Company in relation to the relevant contracts. These governmental investigations are continuing, and the Company continues to cooperate with these investigations.

          As previously disclosed, the Company, through its external legal counsel, is engaged in discussions with the DOJ and the SEC regarding the possibility of resolving their respective investigations as to the Company through negotiated settlements. The Company has not reached any agreement with either the DOJ or the SEC regarding resolution of their respective investigations, and discussions with both agencies are continuing. We may be unable to reach a negotiated settlement with either agency. Any resolution of the investigations could result in criminal or civil sanctions, including monetary penalties and/or disgorgement, against the Company or its affiliates, which could have a material effect on the Company's financial position, results of operations or cash flows, as well as require additional changes to its business practices and compliance programs. The Company cannot predict or estimate whether or when a resolution of the DOJ or SEC investigations will occur, or the terms, conditions, or other parameters of any such resolution, including the size of any monetary penalties or disgorgement, the final outcome of these investigations, or any impact such resolution may have on its financial statements or results of operations.

A lawsuit by our minority shareholders may require us to take time-consuming and/or expensive corrective actions.

          As previously disclosed in May 2010, two Hungarian minority shareholders filed a lawsuit against the Company, requesting the Metropolitan Court to render ineffective the resolutions passed by the general meeting on April 7, 2010. These two shareholders have previously brought lawsuits challenging resolutions passed by Magyar Telekom's shareholders at previous general meetings, as previously disclosed by the Company.

          On October 29, 2010, the Metropolitan Court announced its first instance judgment rejecting the minority shareholders' claim. This first instance judgment is not final and binding as the plaintiffs submitted an appeal against the judgment.

          Magyar Telekom disagrees with the lawsuit initiated by the minority shareholders and will continue to vigorously defend against the claims. We cannot fully exclude that the Company will be required to take other corporate actions in connection with the shareholders' suit described above. Also, we cannot provide any assurance that this matter would not have other adverse effects on the Company that are not currently foreseen.

Our share price may be volatile, and your ability to sell our shares may be adversely affected due to the relatively illiquid market for our shares and ADSs.

          The Hungarian equity market is relatively small and illiquid compared to major global markets. As a result of the limitations of the Hungarian equity market and the volatility of the telecommunications sector in general, the price of our shares and ADSs may be relatively volatile and you may have difficulty selling your shares in the event of unfavorable market conditions. Further, effective as of November 12, 2010, the Company's ADSs were delisted from and are no longer traded on the New York Stock Exchange ("NYSE"), which may impact the liquidity of our ADSs.

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

          In 2009, the global financial crisis led to declining demand, which resulted in declining prices and higher churn rates, both in our consumer and business segments in Hungary. The negative trends experienced in 2009 continued in 2010 as well. We experienced positive signs of recovery in the second half of 2010, but the Hungarian economy is still very fragile. We expect continued pressure on demand for telecommunications services both in the fixed and mobile sectors due to the weak labor market, lower household disposable income, as well as fewer orders from business customers and the public sector. A long term weakness of the Hungarian currency may also negatively affect our customers' disposable income because of the high rate of indebtedness denominated in foreign currencies. Due to the continuing weak economic conditions, the new government has sought to implement cost-savings measures in government spending. Based on a Government resolution, the new government intends to deliver HUF 20 billion of savings related to the 2010 budget for national asset management, which includes IT and telecommunication services. As a result of the requested price allowances in relation to government contracts, we experienced a negative impact on our 2010 revenues and expect that these price allowances will affect our results in the coming years by HUF 5-7 billion. Furthermore, the Government issued a decree which authorized a state-owned company to exclusively provide ICT services for public administration and/or state-owned organizations, institutions and companies. This company is entitled to consolidate the state-owned networks and to make the necessary infrastructure developments. These measures by the Government aiming at, amongst other purposes, cost savings will have a negative impact on our SI/IT revenues; however the actual effect cannot be determined at this time, as the exact timing of contract amendments and network development are not included in the decree. Our subsidiary, Pro-M, also faces risks emerging from government-financed, EDR-based projects that might be affected by the financial situation of Hungary. In addition, our businesses in Macedonia and Montenegro are also affected by similar factors. See "Item 5—Management Overview—General" for further explanations of effects of the financial crisis on our 2010 performance and "Item 5—Management Overview—Outlook" for our expectations for 2011.

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

          We may also experience higher financing costs in the future as higher fluctuations of interest rates seem to be more likely due to the increased volatility in the international capital and money markets after the financial crisis. For additional information about our financial risk management, see Note 3 to the consolidated financial statements.

We are subject to unpredictable changes in Hungarian tax regulations.

          In October 2010, the Hungarian government imposed special "crisis" taxes on the telecommunications, energy and retail sectors. The taxes were introduced with a retroactive effect for the fiscal year 2010. The special telecommunications tax is a progressive tax to be calculated on the revenues from electronic telecommunication services. Tax rates are: 0 percent (on revenues below HUF 500 million), 4.5 percent (on revenues between HUF 500 million and HUF 5 billion) and 6.5 percent (on revenues exceeding HUF 5 billion). The total special telecommunications tax paid by the Company in 2010 amounted to HUF 28 billion and the impact on Earnings before Interest, Tax, Depreciation and Amortization ("EBITDA") was HUF 27 billion. Pursuant to the relevant legislation, these special taxes will be in effect until the end of 2012; however, there are indications from the government that these special taxes or other similar taxes affecting the telecommunications sector may be imposed beyond 2012. We are in the process of reviewing how the special telecommunications tax will affect our plans beyond 2010.

          On March 14, 2011, the European Commission announced that it had decided to send a request for information to Hungary, in the form of a 'letter of formal notice', thereby opening an infringement procedure against Hungary in relation to the special telecommunications tax. The Commission raised concerns that this tax is incompatible with EU telecommunications rules. Hungary has two months to reply to the request. If the Commission receives no reply, or if the responses presented by the Hungarian Government do not address the Commission's concerns, the Commission may issue a formal request for Hungary to ensure that it complies with EU law on the taxation of telecommunications companies. The Commission may also eventually bring the case before the Court of Justice of the European Communities. The outcome of the infringement procedure, to which the Company and/or its affiliates are not party, is uncertain.

          On March 1, 2011 the Hungarian Government announced that as part of its long-term effort to reduce the Hungarian budget deficit it intends to amend existing law that provides for a reduction in corporate tax rates from the current 19 percent to 10 percent starting in 2013. When the law reducing future corporate tax rates was enacted in 2010, the Group recalculated its deferred tax balances, resulting in the reversal of net deferred tax liabilities of HUF 14.5 billion in the 2010 comprehensive income statement. The recent announcement of the intended cancellation of the scheduled reduction of the tax rate from 2013 is expected to cause the recognition of a substantially higher amount of net deferred tax liabilities in 2011 and result in a negative impact on deferred tax expense in 2011 equivalent in magnitude to the positive impact on net deferred tax expense in 2010.

          These uncertain and unforeseeable changes to tax legislation in Hungary has had, and in the future may continue to have, as a result of these or similar regulations introduced by the government, a material effect on our results of operations and financial condition.

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

          We are subject to numerous risks relating to legal and regulatory proceedings, in which we are currently a party, or which could develop in the future. Litigation and regulatory proceedings are inherently unpredictable. Legal or regulatory proceedings in which we are or could be involved (or settlements thereof), may have a material adverse effect on our results of operations or financial condition. For information concerning material litigation in which we currently are involved, see "Item 8—Financial Information—Legal Proceedings." For information concerning our regulatory environment, see "Item 4—Information on the Company—Regulation."

ITEM 4—INFORMATION ON THE COMPANY

ORGANIZATION

          Magyar Telekom Távközlési Nyilvánosan Müködö Részvénytársaság (in English, Magyar Telekom Telecommunications Public Limited Company) is a limited liability stock corporation incorporated and operating under the laws of Hungary. We operate under a commercial name, Magyar Telekom Nyrt. or Magyar Telekom Plc. Our shares are listed on the Budapest Stock Exchange, and our ADSs were listed on the NYSE until November 12, 2010, on which date the delisting of our ADSs from the NYSE became effective and our ADSs are no longer traded on the NYSE. Our headquarters are located at 55 Krisztina krt., 1013 Budapest, Hungary. Our telephone numbers are +36-1-458-0000 and +36-1-458-7000. Our agent for service of process in the United States is CT Corporation, 111 Eighth Avenue, New York, New York 10011, USA.

HISTORY AND DEVELOPMENT

          Prior to 1990, the Hungarian national postal, telephone and telegraph authority, Magyar Posta, provided all public telephone services in Hungary. On January 1, 1990, the Hungarian government split Magyar Posta into three distinct entities based on the nature of their operations: postal services, telecommunications and broadcasting. The Hungarian government made Magyar Távközlési Vállalat responsible for telecommunications operations. This entity was transformed on December 31, 1991 into a stock corporation, Magyar Távközlési Rt. ("Matáv") then wholly owned by the predecessor of Állami Privatizációs és Vagyonkezelö Rt. ("State Privatization and Holding Company" or "ÁPV").

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

          On July 3, 2000, SBC sold its 50 percent ownership in MagyarCom to Deutsche Telekom, making Deutsche Telekom a 100 percent owner of MagyarCom.

DESCRIPTION OF BUSINESS AND ITS SEGMENTS

          We are the principal provider of fixed line telecommunications services in Hungary, with approximately 1.9 million fixed voice access lines as of December 31, 2010. We are also Hungary's largest mobile telecommunications services provider, with more than 5.2 million mobile subscribers (including users of prepaid cards) as of December 31, 2010.

          Magyar Telekom established its current management structure in Hungary based on customer segments that require different technology and marketing strategies, and support functions. The Group's key operating segments in Hungary are: Consumer Services Business Unit, Business Services Business Unit, Group Headquarters and Technology Business Unit. The Media Business Unit, a separate operating segment in 2008 and 2009 (which was not a reportable segment for accounting purposes due to its relatively small size), was reported to the Management Committee as part of the Group Headquarters in 2010. In addition, the Group also has operations in Macedonia and Montenegro, which represent two additional reporting segments.

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

          The Group Headquarters ("Headquarters") is responsible for providing wholesale mobile and fixed line services and also includes the operations of the Media Business Unit, considered as a separate operating segment in 2008 and 2009 in Hungary. Headquarters also performs strategic and cross-divisional management and support functions including Procurement, Treasury, Real estate, Accounting, Tax, Legal, Internal Audit and similar shared services and other central functions of the Group's management. Headquarters is also responsible for the Group's points of presence in Bulgaria, Romania and Ukraine, providing wholesale services to local companies and operators.

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

          We have not made any significant acquisitions between 2008 and 2010. For the investments in capital expenditures between 2008 and 2010 by our reportable segments, see Note 32.1.1 to the Consolidated Financial Statements. For the discussion of our major infrastructure developments, see "Item 4—Information on the Company—Infrastructure and Technology."

STRATEGY

          As a result of our strategy, Magyar Telekom has maintained a leading position in its Hungarian fixed line, mobile, Internet and data businesses in 2010.

          The telecommunications industry is undergoing a major change globally. Worldwide trends are driving towards an integrated telecommunications, information, media and entertainment market. The economic crisis has also led to restructuring between market segments.

          We expect that the traditional telecommunications market will no longer deliver sizeable revenue growth in Hungary. The fixed voice market as a major revenue and profit source is declining; mobile is no longer able to compensate this decline. However, we expect that new core segments, especially mobile broadband, broadcasting and IT services will deliver sizable revenue growth in the coming years. The fixed market is characterized by 3Play bundles, with TV services becoming a driver and core element of service offerings, while the mobile market is driven by fierce competition in broadband. An increasing technology platform-based competition can be observed in the domestic market, and our competitors are extensively deploying next-generation countrywide fixed and mobile networks. The battle for customer contact has pushed prices down. This slower development in the telecommunications market is likely to lead to consolidation between market players to increase economies of scale and enable growth.

          Our Corporate Strategy was designed in order to address these global and local market challenges and better exploit our position as an integrated telecommunications operator with a full range of services. Our Corporate Strategy—FIX, TRANSFORM, INNOVATE—enables us to exploit and develop our extended customer base, significantly improve efficiency and capture growth opportunities. The strategic objective in the short/mid-term is to fix critical factors within the core business (simplified and focused lean operation, lower cost structure, end-to-end responsibilities) and to further strengthen our positions in core connectivity segments (voice, mobile broadband, TV) that will enable us to shift resources and priorities towards focused innovation and expansion.

          Our new growth areas support conscious revenue restructuring, i.e., our growth in our new core segments, such as broadband, broadcasting, IT and content services, is expected to gradually compensate for lower revenues from traditional telecommunications, while non-core areas, such as energy, e-health, finance, and insurance services, support customer retention and the maintenance of high-margin revenues.

          In order to continue our transformation to become a cost-efficient integrated services company in an extended market of telecommunications and related industries, we have set our strategic priorities as follows:

1.       Slow down voice churn

  •
  To retain customers of the highest margin segments

  •
  To secure the largest profit pool for future investments

2.       Reach competitive cost structure

  •
  To reach competitive cost base

  •
  Improve Return on Capital Employed ("ROCE"), Operating Expenses to Sales and Capital Expenditures to EBITDA ratios

3.       Secure market leader position in broadband

  •
  To secure broadband access leadership as basis for all future services

  •
  To stabilize revenue market share and increase share of high-margin revenues

4.       Achieve market leader position on the TV market

  •
  To increase TV customer volumes as means to retain high-margin voice and broadband customers

  •
  To increase number of services per customer (3/4Play)

5.       Stabilize revenues

  •
  To transform our revenues into a sustainable mix

  •
  To reverse declining revenue trends, thus easing pressure on cost side

  •
  To further monetize infrastructure with high-margin revenues

OVERVIEW OF MAGYAR TELEKOM'S REVENUES AND PRINCIPAL ACTIVITIES

          For the years ended December 31, 2008, 2009 and 2010, our total revenues by business segment were as follows:

	Year ended December 31,			Year ended December 31,
	2008	2009	2010	2010/2009
	(in HUF millions)			(% change)
Revenues
Total CBU revenues	341,563	322,336	314,773	(2.3)
Less: CBU revenues from other segments	(38,655)	(33,849)	(30,066)	11.2

CBU revenues from external customers	302,908	288,487	284,707	(1.3)
Total BBU revenues	179,174	170,989	159,271	(6.9)
Less: BBU revenues from other segments	(16,833)	(18,861)	(15,683)	16.8

BBU revenues from external customers	162,341	152,128	143,588	(5.6)
Total Headquarters revenues	163,905	143,776	123,013	(14.4)
Less: Headquarters revenues from other segments	(70,945)	(62,258)	(53,184)	14.6

Headquarters revenues from external customers	92,960	81,518	69,829	(14.3)
Total Technology revenues	11,370	10,556	8,287	(21.5)
Less: Technology revenues from other segments	(7,877)	(7,599)	(7,142)	6.0

Technology revenues from external customers	3,493	2,957	1,145	(61.3)
Total Macedonia revenues	76,097	82,312	77,598	(5.7)
Less: Macedonia revenues from other segments	(285)	(214)	(134)	37.4

Macedonia revenues from external customers	75,812	82,098	77,464	(5.6)
Total Montenegro revenues	33,148	34,442	32,874	(4.6)
Less: Montenegro revenues from other segments	(105)	(51)	(44)	13.7

Montenegro revenues from external customers	33,043	34,391	32,830	(4.5)
All other (net)	2,416	2,426	1	(100.0)

Total consolidated revenue of the segments	672,973	644,005	609,564	(5.3)
Measurement differences to Group revenue	83	(16)	15	n.a.

Total revenues of the Group	673,056	643,989	609,579	(5.3)

          In addition to the segments described above, there are a few small foreign subsidiaries not belonging to any segment for financial reporting purposes and are not reported separately due to their small size. These operations are included in "All other" in the reconciliation of the reportable segments' totals to the Group totals.

          Our business is not materially affected by seasonal variations.

CONSUMER SERVICES BUSINESS UNIT (CBU)

          The operations of CBU consist of fixed line and mobile voice retail services, fixed line and mobile Internet services, data transmission, pay TV, telecommunications equipment sales, as well as other services. The most important "other services" are: energy retail business, mobile purchase (buying opportunity based on SMS) and insurance business. These services are often provided in cooperation with other companies.

          CBU provides services for residential and SOHO customers. CBU offers home-related telecommunications services under the T-Home brand and mobile communications services under the T-Mobile brand.

Fixed Line Services

Voice Retail Services

Subscribers

          The following table sets forth information regarding the key voice operating statistical figures of CBU, including PSTN, VoIP and VoCable lines:

	At December 31,
	2008	2009	2010
Voice services
Total voice access	1,921,486	1,740,619	1,587,192
Payphone	16,274	14,788	11,897
Total outgoing traffic (thousand minutes)	3,550,076	3,135,892	2,762,690
Blended MOU (outgoing)	151	159	160
Blended ARPA (HUF)	3,650	3,630	3,427

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

          Digital Home.    Based on our Digital Home concept, we started to sell a complete portfolio of devices, including e-books, Network-attached Media Storage, Media Streamer and Xbox video game consoles to gain new broadband subscribers. Since November 2010, simultaneously with the world premier of Xbox Live, T-Home started to offer the Xbox online gaming service. As a brand new service in our Digital Home portfolio, the Otthonörzö ("Home Security") service was launched in January 2010. With the help of a wireless radio communication channel and fixed line broadband Internet technology, our clients can monitor their home through their mobile devices.

Fees and Charges

          We charge fixed line subscribers a one-time connection fee, monthly subscription charges and traffic charges based on usage. Traffic charge is measured in minutes in residential price plans while either in seconds or in minutes in business price plans, depending on the specific plan.

          Our one-time connection fee and monthly subscription charges are different for residential and business customers. There are different price plans for residential and business customers as well.

Residential price plans

          Our T-Home brand (introduced in September 2008) offers fixed line voice, Internet and pay television services independently of underlying technology. 3Play (when the three services, such as fixed line voice, Internet and TV, are bundled and offered in a single package) is the focus of the portfolio and of the communication, but the elements can also be purchased separately or in any combination with certain limitations. The more services to which a customer subscribes, the more T-Home discounts are available. If two or three basic services are subscribed to, the customer is granted the "T-Home Double Discount" or the "T-Home Triple Discount," respectively.

          Our voice portfolio offers the same plans at the same price on all platforms (PSTN, VoIP and VoCable). T-Home Double Discount or T-Home Triple Discount is offered to customers in all of our residential price plans. We continue to offer flat rate price plans. Flat rate price plans are transparent and easy to budget, and are designed to reduce the erosion of our fixed line business. Customers of flat rate price plans can use our network for domestic calls periods for a fixed monthly fee.

Small business price plans

          The T-Home discount structure, introduced in 2008, is also available for SOHO customers. The T-Home SOHO discount includes flat rate voice price plans designed for business customers, aiming to further increase our flat price plan penetration.

Internet Services

          The following table sets forth information regarding Internet products of CBU:

	At December 31,
	2008	2009	2010
Internet products
Retail DSL market share (%)(1)	54	58	63
Cable broadband market share (%)(1)	18	19	20
Number of retail DSL customers	404,878	435,558	462,566
Number of cable broadband customers	127,683	152,878	181,056
Number of fiber optic connections	0	7,247	19,109

Total retail broadband customers	532,561	595,683	662,731

Blended broadband ARPU (HUF)	5,103	4,427	3,944

(1)
Data relates to Magyar Telekom Plc. The figures are our estimates and are based on the number of subscribers in the market.

          T-Home provides broadband Internet services for residential and SOHO customers through three different technologies such as copper (ADSL, VDSL), coax network (Cable Internet) and GPON (Optical Internet). The prices and bandwidths offered on these technologies are harmonized as far as possible.

          The prices of Internet services depend on the bandwidth (and traffic limit) and the number of other T-Home services (telephone and TV) subscribed (T-Home Double or Triple Discount). There are different Internet packages for residential and SOHO customers.

          ADSL.    ADSL is a continuous, high-speed Internet access service based on the Asymmetric DSL technology. The service offers cost-efficient broadband Internet access over existing copper wires. In addition, we offer Naked ADSL, an ADSL service over existing copper wires without a telephony service. We offer 1/5/15 Mbit/s download bandwidth packages.

          VDSL.    In 2010, we offered VDSL service in more than 90 cities, reaching 145,000 households. We offer two special services on this technology in addition to the normal ADSL services: up to 25 Mbit/s Internet access and HD channels on IPTV.

          Cable Internet.    We also provide cable Internet by using cable television infrastructure. After the continuous development of our cable network, we offer ED3 technology almost on all of our cable networks. At the end of 2010, ED3 services were available in approximately 589,000 households. We offer 5 and 15 Mbit/s maximum download speeds in the whole network and we also offer 25/50/80 Mbit/s maximum download speeds in ED3 service.

          Optical Internet.    After the introduction of our optical Internet portfolio on GPON network in April 2009, we continued our FTTx network roll-out program in 2010 as well. We offer optical Internet packages with 5/15/25/50 Mbit/s maximum download speeds. GPON services are available in approximately 227,000 households.

          T-Home HSI portfolio.    Through VDSL, ED3 and GPON technologies, we were able to provide HSI packages with 25/50/80 Mbit/s maximum download bandwidth in about 961,000 households by the end of 2010.

TV

          The following table sets forth information regarding the key TV operational statistical figures of CBU:

	At December 31,
	2008	2009	2010
TV services
Number of cable TV customers	422,936	406,841	370,212
Number of satellite TV customers	5,338	156,142	254,188
Number of IPTV customers	28,496	67,430	124,374

Total TV customers	456,770	630,413	748,774

Blended TV ARPU (HUF)	3,537	3,280	2,949

          T-Home offers pay TV services on three different TV platforms: on cable (T-Home analogue and digital cable TV), on IP (IPTV) and on satellite (Sat TV). The prices of cable TV and IPTV have been harmonized, while Sat TV is available for a slightly lower monthly fee. The prices of TV services depend on the number of channels (package type) and the number of T-Home services subscribed by the customer (T-Home Double or Triple Discount).

          IPTV.    IPTV service was introduced in 2006. Since the launch of IPTV over ED3, the sale of IPTV services has been dynamically increasing and the number of IPTV connections reached more than 124,000 by end of 2010. IPTV allows broadcasts to be seen on a television set with a set-top-box over copper, ED3 or optical network. The product line offers various interactive contents, such as time-shift function, EPG on screen, recording on the hard disc built in the set-top-box, web EPG service, video on demand service and picture-in-picture. In 2010, we continued to increase the coverage of this service by developing our networks. T-Home IPTV is available in more than 1,600,000 households in Hungary.

          Cable TV.    With the integration of T-Kábel, analogue and digital cable TV products have become an integral part of the harmonized T-Home TV portfolio. The growth in the number of cable TV subscribers slowed down in 2008 and the number of customers began to decrease in 2009, as a result of growing competition and also due to the saturation and development of the market, as well as the continuous migration towards more improved platforms (e.g., IPTV). We have sought to offset our Cable TV churn with network and customer acquisitions.

          Sat TV.    We launched satellite TV service (T-Home Sat TV) in 2008. By entering the Sat TV market we became a nation-wide TV service provider. The sale of our Sat TV service increased rapidly and the number of Sat TV customers reached more than 254,000 by the end of 2010. With the introduction of the

DVB-S service, we are able to provide 3Play bundled services (TV, Internet, voice) in 78 percent of the country.

          We have reached one of our main strategic objectives by becoming the number one 3Play service provider in Hungary (based on number of customers) under the T-Home brand, which strengthens and broadens our customer base (less churn sensitivity).

Fixed Line Telecommunications Equipment Sales

          We distribute an extensive range of telecommunications equipment, from individual telephone sets to modems, HAGs, set-top-boxes, TVs and complete network systems, through a network of customer service centers and our technical unit. In addition to stand-alone telephone-set sales, we offer various price plans combining voice, Internet and TV services together with a wide range of device portfolio supporting service packages (e.g., phones, routers, TVs, etc.). We also continually research new device solutions (e.g., media streamer, gaming consoles, ePAD) in order to offer and to build a high-level Digital Home for our customers.

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

Other Revenues

          Other fixed line revenues include construction, maintenance, rental, customer care services, revenues from retail energy trade and other miscellaneous revenues.

 Mobile Services

  Subscribers

          The table below sets forth information concerning the key mobile operating statistical figures of CBU at the dates indicated:

	At December 31,
	2008	2009	2010
Mobile penetration (%)(1)	121.8	117.7	120.2
Mobile SIM market share (%)(2)	43.9	43.4	43.4
Number of customers	4,648,323	4,343,672	4,416,312
Postpaid share in the customer base (%)	29.1	35.2	39.0
MOU	127	126	138
ARPU (HUF)	3,397	3,164	3,239
Postpaid	7,265	6,454	5,956
Prepaid	1,862	1,670	1,635
Overall churn rate (%)	16.9	27.5	21.0
Postpaid (%)	12.1	15.1	15.9
Prepaid (%)	18.8	33.1	24.0
Ratio of non-voice revenues in ARPU (%)	15.2	16.7	18.6
Average SAC per gross add (HUF)	6,813	7,680	6,570
Number of mobile broadband subscriptions	182,687	326,384	488,867
Mobile broadband market share (%)(2)	53.4	45.9	47.8
Population-based indoor 3G coverage(2)	n.a.	65.4	65.4

(1)
Data relates to the mobile penetration in Hungary, including customers of all three service providers.

(2)
Data relates to Magyar Telekom Plc., figures published by NMIA.

          On December 31, 2010, we accounted for 43.4 percent of the total Hungarian mobile market in terms of subscribers based on the number of active SIM cards and 44.8 percent in terms of total number of active SIM cards generating traffic in the previous three months as published by NMIA.

          We were the first mobile operator to launch HSDPA service in Hungary in 2006. The outdoor mobile broadband coverage based on population reached about 75.2 percent by the end of 2010. We have managed to maintain our market leader position in the mobile Internet market. At the end of 2010, we had a market share of 47.8 percent based on the number of subscriptions and 43.1 percent based on the number of subscriptions with data transfers according to information published by NMIA.

          Despite the difficult economic circumstances in 2010, we were able to increase the number of our mobile subscribers with attractive price plans. The number of mobile broadband subscriptions increased and at the end of 2010, we had 488,867 subscribers representing a 49.8 percent increase in comparison with the previous year.

          Churn policy.    Generally, a contract customer is churned either after voluntary termination upon the lapse of his contracted loyalty period or after forced contract termination due to the customer's failure to fulfill payment obligations. In the absence of re-charging, a prepaid customer is considered to be churned after a period of 12 to 15 months depending on the amount charged on the prepaid card.

          Traffic.    The average monthly traffic per CBU mobile subscriber was 138 minutes in 2010. The usage increased as a result of free or discounted usage in closed user groups.

Mobile voice services

Voice postpaid services

          Since January 1998, mobile subscriber rates have been deregulated, and carriers have had the freedom to set the level of fee components (i.e., connection fee, subscription fee and traffic charges).

          We charge subscribers a one-time connection fee, monthly subscription charges, event charges and time-based traffic charges. We do not charge subscribers for incoming calls, other than calls received while roaming. We receive payments from other telecommunications service providers for terminating calls on our network. We maintained a wide range of price plans in 2010 to remain competitive and develop loyalty.

          For the small enterprise segment (SOHO customers), CBU offers several price plans providing favorable calls within the user group and other specific services. Customers can manage their user groups and connecting services via web-based application called Telematrix.

          We introduced a shareable business tariff called Etalon Team in June 2010. For a single monthly fee, this product can be used by several employees of a small business company as a shareable usage pool.

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

          Electronic top-up services are available at many ATMs, petrol stations, Internet banks, Telebanks, Mobilbanks, on public Internet sites, in post offices, newsagent network, T-Mobile franchise and wholesale partners. The estimated share of electronic top-up in our total top-up remained stable, at above 90 percent at the end of 2010.

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

Mobile non-voice services

          In 2010, we continued to enhance our non-voice services portfolio, introduced several new products, increased the penetration and usage of existing products and extended access to some of our domestic products abroad:

  •
  The increase in the usage of our mobile Internet services played an important role in 2010. The number of subscribers for this service rose by 49.8 percent in 2010.

  •
  In December 2010, Origo, our fully owned media subsidiary, launched a new mobile version of [origo], Hungary's most visited online portal with a very strong brand. Origo mobile replaced "t-zones" and "web'n'walk" as the default mobile home page for all T-Mobile subscribers and it is also available to the subscribers of other service providers. We believe this service will boost the traffic of the default T-Mobile portal significantly and generate mobile advertisement revenues.

  •
  We continued to broaden our mobile-related insurance portfolio in 2010, which is available for our postpaid mobile customers by calling our customer service center. We doubled the number of subscribers for family insurance products and in 2010, we successfully introduced two new services (handset insurance for new devices and travel insurance service for subscribers in mobile roaming situation). Revenues from insurance services grew by 87 percent in 2010.

  •
  In 2010, we extended the Mobile TV streaming service for iPhone users in order to gain more subscribers and revenue.

  •
  Purchases via mobile phones continued to grow in 2010, transaction figures grew by 57 percent and revenues by 27 percent. The main driver of growth in 2010 was the parking service (i.e., when parking tickets can be purchased via mobile phones using SMS or IVR channel). Other popular products purchased by mobile phones are lottery tickets and highway fees, but further smaller partners were also integrated (e.g., travel insurance). In the future, we see potential for the purchase of public and rail transportation tickets by mobile phone.

  •
  AkcióNekem.hu ("OffersForMe.hu") is a webpage, which was launched to build up a mobile marketing database in September 2010. We expect the usage of this database to bring new revenue streams from the advertisers and also to support CRM activities. Mobile subscribers may register for this database for free and receive regular promotional offers, third party advertisements and discount notices. Subscribers have the option to add thematic filters to their profiles and to limit the number of messages per week they are willing to receive.

  •
  We offer free navigation software for iPhone in cooperation with NAVIGON AG with the aim of increasing customer loyalty and iPhone 4 sales volumes in our highest ARPU-generating mobile customer segment. Immediately on the day of launch in August 2010, the T-Mobile branded application became the No.1 downloaded application in the AppStore accessible for Hungarian customers. The positive customer feedback and the activation rate reflect that the project holds extremely high brand-building value.

Mobile equipment and activation

          We distribute an extensive range of mobile device products, such as terminals, accessories, notebooks, netbooks, ePads, data products, SIM cards and vouchers.

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

          The best example of this is the successful introduction of iPhone 3G in 2008, iPhone 3GS in 2009 and iPhone 4 in 2010 for the Hungarian market exclusively by T-Mobile. iPhone can also be bought bundled with iPhone-specific price plans (ikon 200, ikon 400 and ikon 600), which help to fully exploit iPhone's multimedia capabilities. We also have a wide range of Android-, Windows Phone 7- and Symbian-based smartphone portfolio. The related terminals are offered with the MediaMánia price plans. Among the operating systems, Android became increasingly popular and due to the wide selection of smartphone devices with MediaMánia tariffs, T-Mobile was able to increase its smartphone penetration in 2010.

          We sell mobile equipment manufactured by other companies.

T-Home and T-Mobile integrated offers

          Since we are the only integrated (fixed-mobile) telecommunications service provider in the Hungarian market we continue to leverage the opportunity of FMC.

  •
  T-Home/T-Mobile integrated broadband offer.  This offer provides fixed line and mobile Internet together at a discounted price. The purpose of the promotion is to retain fixed line and mobile customers with a competitive offer and to sell mobile Internet as a complementary service for them.

  •
  FamilyFriend Option.  This option offers flat rate voice traffic to those customers who subscribed to the FamilyFriend Option between their T-Home fixed and T-Mobile postpaid and prepaid numbers. In 2010, we added VoIP technology to fixed lines.

  •
  The Connection Program.  The joint loyalty program of T-Home and T-Mobile offers the opportunity to collect loyalty points for use of fixed line and mobile services, as well as several favorable discounts.

  •
  Paletta.  As part of our integrated company strategy, we introduced a fixed-mobile price plan in June 2010, which was aided with a full advertising campaign in September. This price plan offers mobile and fixed voice, fixed Internet and TV services to residential customers in a single package at a discounted price. The offer is available in two price plans, targeting mid- and advanced-user segments offering a very unique service in the Hungarian market.

  •
  Kombi business discount.  As another element of our integrated company strategy, we introduced a fixed-mobile offers for small businesses in February 2010. This price plan offers mobile voice, fixed voice and fixed Internet plus an optional mobile broadband to small business customers at a discounted price.

BUSINESS SERVICES BUSINESS UNIT (BBU)

          The operations of BBU consist of fixed line and mobile voice retail services, Internet services, data transmission, SI/IT services, TV, telecommunications equipment sales, as well as other services.

Fixed line services

Voice Retail Services

Subscribers

          The following table sets forth information regarding the key voice operating statistical figures of BBU:

	At December 31,
	2008	2009	2010
Voice services
Business PSTN lines	110,389	100,172	86,439
Managed leased lines (Flex-Com connections)	6,037	4,745	3,454
ISDN channels	288,338	270,466	236,706

Total lines	404,764	375,383	326,599

Total outgoing traffic (thousand minutes)	798,157	656,372	557,319
MOU (outgoing)	191	178	176
ARPU (HUF)	5,457	5,162	4,880

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

          Due to the continuing weak economic conditions, the new government has sought to implement cost-savings measures in government spending. Based on a Government resolution, the new government intends to deliver HUF 20 billion of savings related to the 2010 budget for national asset management, which includes IT and telecommunication services. As a result of the requested price allowances in relation to government contracts, we had a negative impact on our 2010 revenues and expect that these price allowances will affect our results in the coming years by HUF 5-7 billion.

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

          Beginning in 2009, we also offer flat rate price plans to our largest key customers. To prevent customer churn, we use these price plans as a retention tool for our fixed line and mobile voice services customers.

          For SMBs, we extended the existing business flat rate portfolio and launched a fixed-mobile CUG bundled product to retain fixed line traffic in the business segment.

Services

          Local, Domestic and International Long Distance Telephone Services.    We provide local, domestic and international long distance telephone services to our fixed line subscribers.

          IP-based Voice Services.    We provide integrated voice, Internet and corporate data packages at very attractive prices for our SMB segment within the fixed line portfolio.

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

Internet Services

          The following table sets forth information regarding the Internet customers of BBU:

	At December 31,
	2008	2009	2010
Internet services
Number of leased line Internet subscribers	617	558	564
Number of retail DSL customers	31,805	32,358	30,192
Retail DSL ARPU (HUF)	13,743	12,712	10,485

          We offer our business customers Internet services based on ADSL technology as well as access through cable, WLAN and leased lines. BBU provides ADSL service on PSTN lines named BDSL. Packages without traffic limits are available with four different download speeds: 5, 10, 15 and 25 Mbit/s.

          Bundled ADSL ("T-DSL").    BBU also offers voice and Internet bundles (T-DSL) targeting primarily small and medium business customers. In 2009, we have reshaped our T-DSL portfolio with new bandwidth packages (5, 10, 15 and 25 Mbit/s download speeds) and more value added services. T-DSL price plans contain telephone line services with voice and Internet access and value added services such as virus protection and domain name.

          T-HotSpot.    HotSpot is a WiFi technology-based wireless broadband Internet solution for public site Internet services (i.e., hotels, conference centers, restaurants). By the end of 2008, former T-Com and T-Mobile HotSpots have been consolidated; therefore the whole T-HotSpot network can be now used under the same terms and conditions.

          MLLN Internet Access.    MLLNI provides transport and access facilities to IP traffic and it is offered mainly to our largest business customers. The product includes domestic and international peering and leased line access, by which the domestic end-point of the customer is connected to our IP network with symmetrical upload and download link. With the growing penetration of xDSL-based broadband access technology and the aggressive pricing in the customer segment, we will derive less revenue from our MLLNI services.

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

          MultiFlex.    In 2007, we launched a new MultiFlex service. It is an Ethernet-level virtual private network service on our Ethernet-aggregation and MPLS-backbone network, where access may be provided through multiplying copper pairs, optical fiber, or micro, which enables connections to our customers with a speed up to 1 Gbit/s. We provide proactive fault repair and SLA report, and our partners can access the report via our VIP portal website. In 2009, we launched a few new service options, such as Redundancy and Measurement-based SLA options. By the end of 2010, we had more than 200 contracted customers.

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

          IP Complex Plus.    IP Complex Plus is an IP-VPN service. IP Complex Plus service is offered to retail and wholesale customers having multiple remote sites. This service enables them to establish secure data traffic between sites without the need of setting up "point-to-point" connections between two sites. The development of supplementary services, such as ISDN back-up, integrated voice/data, ADSL/SHDSL access and dial-up access to IP-VPNs make this product more attractive to a growing number of business customers. In addition to the current function of integrated voice/data service, we provide number portability for our IP Complex Plus customers. Using this new service, customers can use their existing phone numbers within their private network as well. In 2007, we extended our portfolio with new access technologies based on Ethernet network, which enable our customers to connect to the IP network with a speed up to 1 Gbit/s. In 2009, we launched the HSDPA mobile backup option to improve the reliability of data transmission. Furthermore, we allow wired connections to the domestic customer VPN from Romania and Bulgaria.

          Telepresence.    Telepresence is an entirely new generation of video conferencing services that is offered to our corporate customers. It creates a unique live, face-to-face communication experience over the network. Telepresence uses powerful integrations to our IP Complex Plus network enabling highest quality (1080p, low latency, spatial audio) video and audio connections, which provide users with simplicity in call scheduling and launching, as well as reliability. It manages real time applications such as voice and video at the lowest possible bandwidth. This allows customers to keep costs down, and use their network investments to maximum advantage. We also use Telepresence for our own company purposes with several sites in Hungary, which are connected by IP-VPN with other Deutsche Telekom subsidiaries in Skopje, Podgorica and Frankfurt.

          Távszámla.    In 2005, we launched our electronic bill presentment and payment product (Távszámla). Távszámla provides certified invoices in PDF format with electronic signatures and time stamps complying with relevant legal regulations. This service is perfectly suitable for public utilities to reduce paper-based bills and significantly reduce their billing costs. In addition to our own services, the bills of various public utilities (e.g., gas, electricity) are also available through Távszámla. At the end of 2010, the registered users of Távszámla exceeded 97,000.

System Integration and Information Technology

          BBU has a prominent competitive advantage in providing complex ICT services in the Hungarian market, since it also owns the necessary telecommunications infrastructure. As a result of our clear strategy to dominate the Hungarian ICT services market and the acquisitions completed between 2006 and 2009, our company became the market leader providing combined IT and telecommunications services. In the spring of 2009, we acquired ISH, an IT services vendor with a significant client base in the healthcare sector. On February 28, 2011, we completed the purchase of Daten-Kontrol Kft., which develops, installs and operates IT applications from two sites in Budapest and Pécs.

Outsourcing services

  ICT Outsourcing

          Our ICT Outsourcing services offer transfer of assets, customized hardware configuration, customized SLA and processes for mainly large enterprise companies and public institutions. We select the billing and settlement solutions that best suit the goals of our partners (e.g., solutions based on users, infrastructure elements, service tickets and combinations of these factors).

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

          Managed Voice.    Our Managed Voice Service offers the construction and operation of a complete integrated voice and data communication system. In addition to all functions of conventional telephone systems, the Managed Voice Service includes an IP-based voice transmission (telephone) system with numerous comfort features. The system is fully based on and is integrated into the data network of the company's headquarters and its sites so there is no need for an additional internal telephone network at the headquarters or at the sites.

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

ASP, SaaS services

          We provide ASP/SaaS services to local governments, medium sized companies and SMBs. These services enable us to bundle telecommunications and IT services. We developed the Virtualoso product to enter the SMB market with standardized ASP Services, while we plan to provide from 2011 customized ASP solutions for local governments and ERP/CRM applications in SaaS model for mid-market customers. We provide the following types of Virtualoso services:

  •
  Virtualoso eMail (Microsoft Exchange functions);

  •
  Virtualoso Meeting (teleconference, virtual meeting room and joint online work);

  •
  Virtualoso Server (rent of server capacity);

  •
  Virtualoso WorkPlace (online application for storing and sharing documents);

  •
  Virtualoso BackUp (archiving data from own server or PC in a safe data park);

  •
  Virtualoso BlackBerry (safe e-mail communication with automatic synchronization and device management);

  •
  Virtualoso VoiceCenter (virtual PBX); and

  •
  Virtualoso SMS (user friendly web interface to manage and send large number of messages).

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

Mobile operations

Subscribers

          The table below sets forth information concerning the key mobile operating statistical figures of BBU at the dates indicated:

	At December 31,
	2008	2009	2010
Mobile operations
Number of customers	713,469	775,912	792,106
Overall churn rate (%)	5.8	8.0	8.2
MOU	325	336	340
ARPU (HUF)	7,655	6,458	5,926
Number of mobile broadband subscriptions	81,339	102,161	135,583
Ratio of non-voice revenues in ARPU (%)	20.2	23.6	26.3
Average SAC per gross add (HUF)	9,092	8,280	6,030

Mobile voice services

          We provide the same voice retail services to our corporate customers that we offer to our residential market.

Mobile non-voice services

          In addition to the services we offer to our residential customers, we developed the following products for our corporate clients:

          Telematrix.    Telematrix is a web-based tool available for our customers to manage their entire mobile fleet (cost and asset management, service activation and deactivation) on their own. We continually develop the Telematrix platform, which we consider a major competitive advantage enabling us to maintain our market leader position in the corporate mobile market.

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

          Due to continuous network developments, the outdoor mobile radio coverage of EDR is more than 99 percent, based on a countrywide average. EDR services have been available since 2006 for public safety and security agencies, such as e-learning and the AVL system that serves police action control, or new mobile units extending TETRA services.

          Providing EDR services for a new range of users is a possibility for Pro-M after having finished negotiations concerning the related processes with the responsible Minister.

          Pro-M realizes service revenues from providing EDR telecommunications services for various public safety (emergency) and law enforcement bodies based on the EDR contract. The agreement is valid until 2015. The EDR contract was modified in 2010 as EDR service fees were lowered for 2010 and 2011 due to the fact that the Central Office for Administrative and Electronic Public Services at the Prime Minister's Office was required to fulfill cost cutting requirements to comply with the saving measures introduced by the Hungarian government.

HEADQUARTERS

          Headquarters is responsible for:

  (i)
  wholesale services;

  (ii)
  headquarters functions (management and support);

  (iii)
  shared services (back-office and non-core shared services within the company);

  (iv)
  our PoPs in South-Eastern Europe;

  (v)
  media business unit and new business developments.

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

Customers

Alternative domestic fixed network and service providers

          ISPs, ASPs and cable TV operators belong to this wholesale partner group, consisting of approximately 200 partners in 2010. Most Internet service providers and cable TV service providers are further expanding their traditional service portfolios and become 2Play or 3Play (and in certain cases even 4Play) service providers through intensive up-sell strategies. In response to this demand, we provide commercial-based and regulated wholesale solutions to these partners enabling them to sell 2Play or 3Play packages. We offer to this segment end-user access (xDSL, unbundled local loop and leased lines), backbone capacity (low and high speed leased lines on several technologies), infrastructure-based services (duct rental), interconnection and network access services (transit) as well as complex network and service platform solutions (IPTV and VoIP). The market demands are gradually shifting to all IP-based technologies regarding both the backbone capacity and the end-user access. Furthermore, the domestic wholesale market is undergoing significant market consolidation, especially in the cable TV market.

MNOs

          We have two partners belonging to this wholesale segment. Typical services sold to these partners include interconnection-based services, network access-based services (e.g., international and domestic transit, value-added services) and capacity sales (TDM and IP-based leased lines). Their demands particularly focus on interconnection services, however we make efforts to increase the portion of commercial services in our sales.

International data telecommunications providers

          We sell international low and high speed leased lines, transit circuits, IP/Internet connections, other managed data communication services and backbone capacity to approximately 50 international wholesale partners and purchase such services from approximately 50 international partners for our retail activities. Our international partners, which are typically simultaneous buyers and suppliers, are significant wholesalers in Europe, including Deutsche Telekom, Telekom Austria, Interoute and T-Systems International. We expect that the dynamic growth of the IP-based services will be able to offset the decline of the low-speed data communications services in the future.

Premium rate segment (Third party wholesale market)

          In the third party wholesale market, we have 74 contracted content provider partners, the largest of which also act as aggregators. Dominant partners have leading roles in media and mobile marketing market support (e.g., suppliers of commercial TV channels, mobile marketing campaign organizers). Due to the characteristics of the market we offer premium and normal rate interactive services and solutions, allowing content providers to access mobile and fixed line customers.

Roaming and international voice partners

          International roaming service was available for our subscribers on 433 networks in 188 countries as of December 31, 2010, of which 243 networks in 125 countries were available for prepaid customers. As of December 31, 2010, customers could use 270 GPRS networks in 124 countries. Since January 1, 2008, we send and receive all our international voice and switched transit traffic to and from Deutsche Telekom. The agreement with Deutsche Telekom guarantees us international telephone services revenues and profits and allows for cost reductions due to this synergy with the parent company.

Wholesale product lines

Regulated services

          Regulated, domestic traffic services primarily consist of call origination and termination services. In the call origination and termination market, we are an SMP service provider and therefore obliged to submit RIO. We have 28 bilateral interconnection agreements for providing regulated services. We are also obliged to provide number portability for fixed line numbers based on RIO as well as local loop unbundling based on RUO.

Broadband services

          We sell wholesale ADSL service to ISPs, which enable them to offer integrated broadband Internet services combining access and IP transport to their retail customers under their own brands. At the end of 2010, we had contractual relationships with 19 ISPs. Due to the strong competition caused by alternative broadband technologies (mobile broadband and cablenet), the number of wholesale ADSL connections decreased to 130,965 at the end of December 2010, from 161,270 at the end of 2009. We expect further decreases in the number of wholesale ADSL connections in 2011.

TV services

          As one of the first providers in Europe, we launched a wholesale IPTV product in the middle of 2009 enabling ISPs to provide own branded IPTV service to their ADSL customers. We had nine wholesale IPTV partners at December 31, 2010. The number of wholesale IPTV subscribers reached 975 at December 31, 2010. The Hungarian TV market is highly competitive driven by different technologies such as analogue broadcasting, analogue cable TV, DVB-T, DVB-S, DVB-C.

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

          Our Symmetrical Internet, which combines IP transport, Internet peering and leased line access, was designed especially for ISPs. This product was introduced in 2003 to maintain our competitive position in the Internet leased line market. In 2009, we extended the domestic Symmetrical Internet portfolio to the international market involving Magyar Telekom's, Deutsche Telekom's and Telekom Austria's IP MPLS platforms. We experienced significant growth in sales in this market in 2010.

          Our HSLL service also plays a significant role in wholesale sales providing high speed (from 2 Mbit/s to 155 Mbit/s), high reliability leased line connections between service access points. Our Gigalink service provides high capacity (from 155 Mbit/s to 10 Gbit/s) connections for large volume data transmission. The market demands have been gradually moving towards Ethernet-based solutions. As a result, the HSLL users gradually started migrate to Ethernet in 2010.

Infrastructure service

          We share our physical infrastructure (ducts, poles, equipment housing) on a commercial basis. Our partners are mostly cable TV companies. We had 23 partners at December 31, 2010. We have to face competition in this market particularly within major cities and regarding backbone relations.

Interactive mobile service

          There are two major lines of interactive messaging services: premium and normal rate. Both service groups are available on the following service channels: voice, SMS, MMS. Due to the evolution of business models and technologies, the premium rate services are operated in a harmonized market among the mobile operators (except premium voice), contrary to the normal rate competitive market. Harmonization in premium rate services is necessary to ensure countrywide access required by the characteristics of the market. In case of normal rate services and premium rate voice there is a heavy competition among mobile operators for increasing market share (especially from mobile marketing revenues). Appearance of new alternative solutions (e.g., mobile payment, IPTV) and the direction of media and mobile marketing development strongly influence the opportunities in this market. We expect the demand for such services to increase in the future.

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

          Our treasury team is primarily responsible for cash management, investments in securities, leasing arrangements and the refinancing of indebtedness through a variety of financial arrangements, including, among other things, bank loans and other credit arrangements. Furthermore, this unit is responsible for the issuance of debt in international capital markets, the handling of payments and clearing transactions, foreign exchange and hedging, as well as mergers and acquisitions ("M&A") activities.

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

          Our fleet management is conducted through MKB Eurolízing Zrt., which provides fleet management and mobility services, with approximately 2,650 vehicles provided to the Group companies and affiliates within Hungary.

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

Media unit and new business developments

          The Headquarters segment is also comprised of content, media and other non-access services; it is also responsible for new business developments and the coordination of innovative activities.

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

          The liberalization of the Hungarian electricity and gas market was completed in July 2009, enabling us to enter into agreements with a wholesale provider for the supply of sufficient electricity and gas volumes. We sell electricity and gas to our existing customer base as a bundled product supplementing the telecommunication services offered.

          We launched electricity and gas retail offers for a targeted segment of residential and business customers from among our existing customers from April 2010 to test customer perception and acceptance. After this initial phase, we have provided services from May 2010 in a limited service area. Based upon our experiences in this limited service area, we will assess the possibility of becoming a nationwide energy service provider in 2012.

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

          Technology in its current form was established in 2008 and became a central technology unit serving the Company's business units as internal clients. Currently it employs approximately 1,900 professionals. On the IT side, two directorates (IT Architecture and Development, and IT Operations) were established after a merger of the IT organizational units of former T-Mobile, T-Com and T-Online. On the network technology side, mobile and fixed network areas were initially kept separate because processes differed significantly.

          In 2010, a substantial organizational change took place in Technology: the mobile and fixed network technology areas merged. This merger, referred to as "TU 2.0", provides opportunities for exploiting synergy effects by the following steps:

  •
  fully integrate fixed and mobile network technology areas;

  •
  consolidate processes, eliminate functional redundancies;

  •
  clarify functional responsibilities, between and within IT and NT; and

  •
  centralize all service development tasks and organizations.

          The first phase of the TU 2.0 project ended at January 1, 2010, when the new organizational structure was established. During the second phase in the first half 2010, we started the harmonization and merger of fixed line and mobile processes, made modifications to adjust operations to the new organizational structure and developed the detailed rules of operations. According to the new organizational structure, all network development-related functions have been consolidated in the NT Plan and Build unit. At the same time, all operations related tasks, both fixed and mobile, have been consolidated in the NT Operations unit. An important change is that all technology-related service development tasks are centralized in one Service Development unit. These three NT areas work under the leadership of the NT Chief Technical Officer.

          Besides the NT and IT directorates, a separate directorate is responsible for setting strategic goals and objectives for Technology and ensuring the strategic harmonization with the rest of the Company. This organization is also responsible for the governance of Technology as a whole, including reporting, process and risk management, quality management and business alignment (including demand management).

          Technology maintains direct relationships with the respective technology units of DT. DT maintains supervision of major strategic activities. In 2010, DT established its European region and defined common regional strategic goals for both NT and IT areas. Regional collaborations focus on standardization to exploit volume effect of technology procurements and cost savings derived from maintenance. As an example, IT application retirement, procurement and GPON testing will be coordinated among the EU Group affiliates.

          Technology also performs extensive Research and Development ("R&D") activities. Particularly in co-operation with Hungarian universities, 43 research projects have been completed in 2010 to identify future opportunities of telecommunications services and technology innovations.

          In 2010, the most important NT developments included the following:

  •
  We continued the fiber roll-out according to the Company's fixed-access strategy: designed and deployed FTTH (based on GPON technology) covering 227,000 homes by the end of 2010. In addition, Technology finalized ED3.0 upgrade on Magyar Telekom's HFC network, enabling high-speed Internet connection on cable TV infrastructure.

  •
  We continued the roll-out of mobile broadband connectivity. By end of 2010, 75 percent of the population was covered by 3G (UMTS/HSDPA) and 91 percent of the population was covered by EDGE Packet Switched Data Service. Data traffic on our mobile network has constantly increased (by 43 percent in 2010). Capacity to support these increases is assured by the continued development of our network.

  •
  We continued designing NGMN focusing on access domain (including pilots of LTE) and core network elements. The LTE pilot was successfully executed, and its results have been evaluated.

  •
  The replacement of legacy PSTN (Austrian Digital System) switches that had reached the end of their life-cycle has been completed in order to reduce maintenance costs at telephone central offices.

  •
  According to the long-term voice strategy, Technology, together with marketing areas, designed and started an all-IP pilot at Budaörs Hytas area, where GPON roll-out has been done previously. The migration is still in progress.

  •
  As one of the first operators in the world, we introduced IPTV services on EuroDOCSIS 3.0 platform, covering almost 589,000 households.

          As for the IT strategy, we successfully carried out several substantial developments in 2010, including:

  •
  We continued the strategic CRM & Billing IT landscape consolidation program to simplify processes, reduce parallel developments, reduce time-to-market, and decrease IT cost. The implementation will continue in 2011 and 2012.

  •
  We launched a thorough program to transform our IT area to increase efficiency and effectiveness. To increase business agility and time-to-market we have reengineered many IT processes (e.g., end-to-end testing and release management) and introduced several new processes, such as a business alignment office (including demand management), metrics and problem management.

  •
  To support our new energy service line, we introduced a new energy-billing system.

  •
  As an international roll-out, we implemented our SAP system (all major modules) at our subsidiary in Montenegro and provide them SAP services.

  •
  We have introduced an any-place unified business communication system for our internal workforce to make soft phone, video conferencing, chat (instant messaging) and document sharing functions available company-wide.

  •
  We increased the service quality and efficiency of IT operations and consolidated our different legacy service desks into a new unified one. We replaced the infrastructure platform for our prepaid mobile service as well.

  •
  Based on the internal success of our identity and access management (IAM) application, we have started to roll out the unified solution to our national and international subsidiaries.

MACEDONIA

Fixed line services

          Makedonski Telekom is the primary fixed line service provider in Macedonia. Makedonski Telekom provides traditional fixed line telecommunications services and content services within the scope of the fixed line network, broadband services and integrated solutions, including IPTV. In addition, the product portfolio of Makedonski Telekom includes IP-based services, data transmission, sale and lease of equipment and system integration services.

          In May 2008, Makedonski Telekom introduced the T-Home brand.

          The following table sets forth information regarding the fixed line operation of Makedonski Telekom:

	At December 31,
	2008	2009	2010
Number of revenue generating fixed lines
Residential lines	356,082	305,806	281,436
Business lines	34,864	31,443	29,255
Payphone	1,692	1,218	889

Total	392,638	338,467	311,580
ISDN channels	38,598	34,766	32,328

Total	431,236	373,233	343,908

Number of retail DSL customers	81,858	109,617	130,127
Number of wholesale DSL access	17,008	18,751	21,091

Total DSL access	98,866	128,368	151,218

Retail DSL market share (estimated) (%)	81	83	84
Number of dial-up customers	5,910	1,813	633
Number of leased line customers	129	228	301
Number of IPTV customers	1,952	14,150	30,123

          Beginning in June 2008, Makedonski Telekom also offers VoIP-based services (Call Comfort, Office Comfort and Office Comfort+ packages). VoIP product portfolio was extended in September 2008 when Call & Surf packages were launched on the market for the residential segment.

          Makedonski Telekom launched IPTV in November 2008 and offers TV sets as well in its sales network. In March 2009 and April 2009, respectively, the 'Call & Surf Start' 2Play package and the '3 Max Start' 3Play package were introduced in the Macedonian fixed line market. The '2Max' package (fixed line and TV) was introduced in November 2009.

          Makedonski Telekom introduced FTTH service in December 2009. Call & Surf Optic, Office Complete Optic and 3Play Optic packages were introduced on the Macedonian fixed line market.

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

          T-Mobile Macedonia had a customer base of 1,295,285 at the end of 2010, compared to 1,381,094 at the end of 2009. It represents an estimated market share of 51.3 percent in the Macedonian mobile telecommunications market at the end of 2010 as opposed to 56.4 percent at December 31, 2009 (based on the number of total SIM cards). The mobile market penetration in Macedonia is 122.8 percent, which shows the trend of individuals owning multiple SIM cards. As a result of the market saturation, we especially focus on retaining customers to protect our market share. The AEC uses the market share calculation method based on the total number of active SIM cards which were used in the previous three months.

          The table below sets forth information concerning the key operational statistical figures of T-Mobile Macedonia at the dates indicated:

	At December 31,
	2008	2009	2010
Number of subscribers
Postpaid subscribers	360,706	419,148	418,083
Prepaid subscribers	1,018,485	961,946	877,202

Total subscribers	1,379,191	1,381,094	1,295,285

MOU	111	121	135
ARPU (HUF)	2,586	2,678	2,690
Mobile penetration in Macedonia (%)(1)	110.5	116.1	122.8
T-Mobile Macedonia's market share (%)(1)	59.4	56.4	51.3

(1)
Data estimated by T-Mobile Macedonia based on internal analysis of competition.

          The decrease in the number of T-Mobile Macedonia subscribers in 2010 was due to aggressive pricing offers by competitors. The pricing offers were accompanied by strong marketing campaigns focusing on very low price levels.

          The Macedonian mobile market was characterized by highly competitive campaigns and offers in 2010. Due to the increased competitiveness and in order to prevent churn and encourage usage, T-Mobile Macedonia launched various campaigns, price plans and additional services specially designed to meet subscribers' needs with focus on value instead of price. These offers are targeting different customer segments.

          In 2010, T-Mobile Macedonia introduced several products that differentiate T-Mobile Macedonia in the mobile market and provide additional value for the customers.

          T-Mobile Macedonia is continuously working on creating market demand for mobile Internet and stimulating mobile data usage via device/data price plans.

          T-Mobile Macedonia introduced its first 4Play bundled product, Family Max which is a joint offer containing fixed line and mobile telephony, high speed ADSL Internet and IPTV for one monthly subscription fee.

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

          The following table sets forth information regarding the fixed line operation of Crnogorski Telekom:

	At December 31,
	2008	2009	2010
Number of revenue generating fixed lines
Residential lines	144,897	140,591	137,156
Business lines	18,532	18,241	17,476

Total	163,429	158,832	154,632
ISDN channels	18,806	18,058	17,052

Total	182,235	176,890	171,684

Number of retail DSL customers	38,956	54,983	68,540
Number of dial-up customers	17,455	5,184	1,160
Number of leased line customers	188	191	193
Number of IPTV customers	17,531	29,612	40,042

          Crnogorski Telekom is the sole provider of ADSL in Montenegro, although competitors offer broadband access through WiMAX access. Internet access is provided via the public switched telephone network, leased lines and ADSL. We experienced strong dial-up to ADSL substitution during the last three years. In 2010, the number of ADSL subscribers at Crnogorski Telekom surpassed 68,000.

          Similarly to other fixed line service providers before privatization, Crnogorski Telekom maintained relatively low domestic charges and high charges for international calls. In September 2007, Crnogorski Telekom rebalanced the fixed line voice tariffs adopted by EKIP. International charges have decreased both in residential and in business segment, while local charges and subscription fees have increased in the residential segment.

          Crnogorski Telekom introduced its IPTV service, called Extra TV on November 30, 2007. In 2008, the IPTV system was upgraded to support an increased number of customers and to improve service quality. In 2010, Crnogorski Telekom reached market leadership in the Pay TV segment with over 32 percent market share in the number of customers based on EKIP reports.

          In 2010, the main focus of our sales activities in Montenegro was to increase broadband data penetration including Extra TV (IPTV) and ADSL sales. In September 2009, Crnogorski Telekom introduced its 3Play offer with great success. In October 2010, the company introduced its first fixed-mobile integrated solution combining voice, data and Extra TV into one offer for Montenegrin families.

Mobile services

          T-Mobile Crna Gora is the second largest mobile operator in Montenegro with 37.0 percent mobile market share according to the data published by EKIP. Since its inception in 2000, it offers innovative and advanced services to the Montenegrin market and has been experiencing dynamic growth.

          The main activities of T-Mobile Crna Gora's operations are digital mobile telephone services and non-voice services, such as SMS and MMS based on the GSM, UMTS, GPRS, EDGE and HSDPA technologies. T-Mobile Crna Gora actively employs various promotions and incentives to encourage use of its services. In addition to a variety of service packages, T-Mobile Crna Gora offers WAP, MMS, content SMS and premium-rate SMS services. In 2007, T-Mobile Crna Gora started the development of a new 3G network, and extended its service portfolio with web'n'walk and mobile Internet, in order to meet the growing needs of mobile customers in an increasingly demanding and competitive Montenegrin mobile market.

          The table below summarizes the key operational statistical figures of T-Mobile Crna Gora:

	At December 31,
	2008	2009	2010
Number of subscribers
Postpaid subscribers	89,070	104,095	109,982
Prepaid subscribers(1)	417,449	427,362	354,057

Total subscribers	506,519	531,457	464,039

MOU	105	96	105
ARPU (HUF)	2,886	2,459	2,430
Mobile penetration in Montenegro (%)(1)	185.6	208.7	199.5
T-Mobile Crna Gora's market share (%)(1)	36.1	36.7	37.0

(1)
Data published by EKIP based on the total number of active subscribers in the previous three months.

          T-Mobile Crna Gora's operations, customer base and revenues are significantly affected by seasonal factors. In 2007, the entrance of a third mobile operator, Mtel, significantly increased the competition in the Montenegrin mobile market.

          In May 2009, prepaid mobile offers were introduced for the youth segment which significantly contributed to the increase in the number of prepaid customers. On the other hand, the increase was also attributable to higher prepaid and postpaid sales due to special offers during the tourist season.

DISTRIBUTION AND SALES

CBU

          Magyar Telekom had 48 direct shops (T-Points) at the end of 2010. All shops provide full scale of sales and customer care related services in the entire T-Home and T-Mobile consumer product portfolio. Besides sales activity, cross-selling, up-selling and customer retention are the main activities in focus at T-Points. In 2010, the major challenge is to further enhance the service level within our sales channel in order to better meet customer expectations and to dedicate more time to the customer.

          In Magyar Telekom's distribution, the exclusive indirect partner network plays an important role with its 206 shops. In 2010, 14 shops were integrated resulting in a total of 136 shops selling the T-Mobile and T-Home product portfolio.

          We have a strong focus on mobile and fixed line broadband sales and we have further developed cooperation with Internet and IT equipment retailers. With our retail partners, the number of outlets selling our broadband services increased to 139 in 2010.

          We also sell our prepaid products (e.g., prepaid SIM packages, plastic top-up cards, on-line top-up) through major Hungarian retail channels. Prepaid products are available at 242 sales points nationwide.

          We have reorganized our door-to-door agent network to fully align it with our strategic goals in order to leverage the potential of high speed Internet technologies. The number of agents has been continuously increasing with focus on quality and sales capabilities. Telesales channels are also transformed to fully support both acquisition and retention objectives primarily regarding T-Home services.

BBU

Enterprise

          We deliver a high service level to our Enterprise customers with full dedication to not only client management, but also technical support and service desk level support. In 2009, approximately 70 key account managers handled approximately 2,800 large enterprises in governmental accounts, industrial accounts, commercial accounts, utility and media accounts and financial accounts. The largest multinational companies are being served at the DT Group level by a separate team in order to assure utmost attention to their cross-border needs.

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

Changes in the sales structure from January 1, 2010

          In line with Magyar Telekom's long term ICT strategy and based on our 18 months experience of the new operational model introduced on January 1, 2008, we decided to take further steps to change our service and sales culture and to achieve an even more simplified operation in order to further improve our customers' experience. The basis for the new sales model was the re-segmentation of our customer group. We have segmented our customers based on their joint IT and telecommunications potential and their service expectations. At the same time, we harmonized and re-consolidated our front- and back office service structure, our supporting IT and other processes. As a consequence of all these arrangements, we serve our business customers according to the following structure as of January 1, 2010.

          Enterprise.    We have established a joint ICT sales force in KFKI and will move all enterprise sales and presales tasks there. 60 account managers serve 400 groups of customers, which include approximately 2,000 very large and large enterprises invariably in governmental accounts, industrial accounts, commercial accounts, utility and media accounts and financial accounts. There is no change compared to previous years' practice for large multinational companies who are being served at the DT Group level by a separate team.

          Mid Market.    Approximately 3,350 medium size business entities (including public institutions and governmental sector) are handled by approximately 50 account managers within BBU.

          SMB/Indirect channel.    Approximately 25,600 small businesses are served by our approximately 90 contracted indirect partners countrywide.

          Furthermore, approximately 12,000 very small and micro businesses are served by CBU, where SOHO companies have been handled both in terms of service and customer care.

 Macedonia

          Makedonski Telekom and T-Mobile Macedonia have developed different sales channels in order to serve customers from different segments. These channels include:

  •
  direct sales channels, such as own retail network, direct agents and key account managers;

  •
  indirect sales channel based on indirect master dealers with their network of own shops, partner shops and free lancers;

  •
  on-line sales channel; and

  •
  call center which performs telesales.

          The main sales channel is the Makedonski Telekom and T-Mobile Macedonia shop network. There are 46 active joint shops (43 shops and three kiosks). From October 1, 2010, all shops offer complete product portfolio of T-Home and T-Mobile under the same conditions and customer service level. A new retail DT concept was introduced in four shops in 2010. One of the shops was also redesigned as a "café and shop", in addition to the one opened on January 23, 2009.

          Another channel of the distribution network of Makedonski Telekom and T-Mobile Macedonia is the dealers' cooperation. Currently the network consists of 11 master dealers with 105 shops as T-Mobile Macedonia partners and 15 master dealers with 116 shops as Makedonski Telekom partners. The majority of the master dealers' shops are joint shops, offering the full portfolio of sales activities, except for cash collection. Postpaid and prepaid packages of T-Mobile Macedonia (with or without handsets) are available in all dealers' shops. Prepaid vouchers are also available in more than 6,500 kiosks. In addition, some of the kiosks also sell T-Mobile Macedonia prepaid packages without handsets.

          A part of the Makedonski Telekom product portfolio (e.g., telephone sets, photo equipment, computers, printers, network equipment) is available to the customers by installment payments through their telephone bill.

          In 2010, direct agents put strong emphasis on sale of FTTH products for residential and SOHO/SMB customers and sale of telecommunications and Internet services under customized ICT solutions and data services especially for the SMB segment. In addition, T-Mobile Macedonia is using subsidized handsets and high quality service as strong tools for customer retention and churn prevention both in the residential and business segments.

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

          There are 12 own T-Centers accompanied by a network of 12 exclusive partner shops which use a similar design to the own shops. Both types of outlets provide a permanent portfolio of handsets and the full range of services for new and existing customers.

          Other sales channels include web shop, door-to-door and telesales. In October 2010, a business telesales channel was introduced in order to cover SMB and SOHO segments not covered by SMB coordinators.

 COMPETITION

CBU

Fixed line services

          We face strong competition in all areas of our fixed line operations including voice, Internet and broadcasting services. Direct competitors include other LTOs, mobile telecommunications providers, Internet service providers, alternative service providers and broadcasting service providers.

          There is a continuous concentration of market players in the telecommunications market in Hungary. In November 2010, Invitel announced that they acquired Fibernet (the fourth biggest cable service provider in Hungary) and then sold one-third of its cable TV network to UPC, another cable operator. Many small cable companies were also acquired or merged.

Voice

          In 2010, the main reasons for fixed line churn continued to be mobile substitution, cable competition and the effects of the economic crisis.

          In our service areas, some service providers (the largest one of which is Invitel) offer pre-selection and call-by-call services and were able to attract some of our customers. However, we responded to this challenge with competitive flat rate voice packages to regain the traffic generated by customers.

          The value of stand-alone fixed voice service continued to decrease for our customers as cable competitors continued to offer VoIP services at very low prices. Cable operators are providing voice services as an add-on to their pay TV offers especially if they are bundled with fixed Internet and/or pay TV service. There is a clear trend of customer demand for 2/3Play bundles for discounted prices. Our largest competitors based on customer numbers are UPC and Digi but we also have to face strong competition from mid-sized and small cable operators in many regions in Hungary.

Internet

          Cable operators (e.g., UPC, Fibernet, Digi), alternative service providers based on ULL (e.g., GTS Datanet, EnterNet), mobile service providers and other ISPs are our competitors in the fixed Internet market. We kept our leading position in a continuously, but slowly growing retail Internet market.

          A technology shift from ADSL to cable Internet and mobile broadband has continued in the broadband market because in the case of cable Internet higher bandwidth is available at lower prices. Mobile Internet plays an increasingly important role, representing more than 40 percent of total Internet subscriptions in 2010. However, a large number of customers use mobile Internet as a complementary service along with fixed line technologies.

          ULL services have only marginal shares in the broadband market.

TV

          The growth of pay TV penetration and the trend of digitalization continued in the television market in 2010.

          The market growth was primarily driven by DVB-S technology and T-Home has played an important part in that growth as we acquired the largest number of new DVB-S customers. UPC, the largest service provider in the pay TV market, lost a significant number of subscribers as well as market share during 2010 as their DVB-S subscriber base has not grown and their traditional cable operation was challenged by Digi. Digi's focus shifted from DVB-S to their cable operations and they acquired some small service providers to gain more customers.

          Cable operators are slowly, but consistently, migrating their customers from analogue to digital cable platforms (DVB-C). In addition, smaller operators also launched digital cable services. In the pay TV market, several ISPs and alternative telecommunications service providers (e.g., Invitel, EnterNet) offer IPTV services. DVB-T television service offered by Antenna Hungária Zrt. is available from December 2008. Its network coverage based on population exceeded approximately 95 percent by the end of 2010. Antenna Hungária Zrt. offers a few channels for a very low subscription fee under the brand MindigTV.

Mobile Services

          In 2010, the Hungarian mobile telecommunications market was characterized by intense competition, driven by new broadband services and decreasing tariff levels. Penetration growth in 2010 was very moderate compared to the previous years indicating that the mobile SIM market reached its saturation.

          We continued to focus on customer retention and the development of mobile broadband services and increased our emphasis on fixed-mobile integrated services.

          Despite the intense competition, on December 31, 2010, we accounted for 43.4 percent share of the total Hungarian mobile market in terms of subscribers and 44.8 percent in terms of total number of active SIM cards generating traffic in the previous three months according to data published by NMIA.

          The direct competitors of T-Mobile Hungary are Telenor and Vodafone.

          Vodafone, the third mobile network operator in Hungary by SIM market share, continued to focus on customer acquisitions (especially in the field of mobile broadband) supported by attractive tariff offers and marketing campaigns. Vodafone's SIM market share slightly increased to 22.8 percent by the end of 2010 based on the data published by NMIA.

          In April 2010, Vodafone set up a partnership with Invitel in order to develop and launch a new product called Vodafone SmartOffice, designed for small businesses. They have also been engaged in a wholesale agreement with Netfone since July 2010, allowing cable service providers to sell Vodafone's mobile Internet.

          In order to follow its parent company's innovation strategy Pannon was rebranded to Telenor in May 2010. The company kept a clear retention and community focus, and maintained its second position in the voice market. At the same time, they pushed mobile broadband and advertised Telenor as the company covering the most settlements (towns and villages) in Hungary. In addition, their already existing Djuice brand was separated from Telenor and relaunched in April 2010, as the first real second brand in the mobile market. Djuice is targeting youth under 26 years with a relatively new concept and a very simple and transparent product portfolio. As part of their multibrand strategy, Telenor established an exclusive partnership with Red Bull and launched a new brand under the name of Red Bull Mobile. Its service portfolio includes competitive tariffs and complete packages with some of the latest handsets. Telenor continued their partnership with Invitel, which sells Telenor's mobile broadband subscriptions bundled with their ADSL packages under the name of Net&Go. By the end of 2010, Telenor's SIM market share slightly decreased to 32.4 percent based on the data published by NMIA.

          Mobile Internet penetration reached 13.1 percent at the end of 2010. The number of active mobile Internet users constantly grew during the year. Despite intense mobile Internet competition, we are market leaders when considering both total and active customer numbers, with 47.8 percent and 48.6 percent market share, respectively, according to data published by NMIA.

BBU

          In 2010, our main competitors in the telecommunications market were Invitel, GTS, Telenor and Vodafone. In order to minimize the effect of the economic downturn in 2010, BBU focused on cross selling activities by providing integrated, managed network services, systems integration and outsourcing services.

Focusing on complex customers' needs, BBU provided consulting surveys for its large projects. With its wide range of telecommunications and IT services, BBU positioned itself as a general ICT solution provider for the corporate segment.

          We divide the IT market into two segments according to the type of services: IT Infrastructure and IT Applications. Nevertheless, due to the economic crisis, IT Outsourcing services (as a new business model for customers to improve the efficiency in their IT spending) became the most required service type both in the infrastructure and the application solutions. Hosting services became more and more popular among SMBs in 2010.

          Our main competitors in the IT Infrastructure services are Getronics, Synergon, HP-EDS, S&T Unitis and IBM. Our main competitors in the IT Application Development services are SAP, NESS, IDOM2000, Oracle and Alerant, while in the IT Application Integration services Synergon, IBM, HP-EDS and Accenture. In case of infrastructure hosting services, our main competitors are Invitel, Interware and HP-EDS; while in the application hosting, our main competitors are Hostlogic, Unisys and Nexon. Our goal in this highly competitive market is to keep our leading position in the IT services market by achieving a larger growth rate than the average, to win significant projects and to use a new business model in the SMB sector (i.e., standardized products via economies of scale).

Headquarters—Wholesale Services

          We face increasing competition regarding most of our non- or semi-regulated wholesale services. Our main competitors already have their own backbone telecommunications infrastructures with spare capacities, which enable them to provide services in the market of long-distance data-transmission connections at favorable prices, causing a continuous migration towards the more cost-effective IP-based solutions.

          The dynamically improving alternative mobile and cable broadband networks and services challenge our fixed broadband market position (infrastructure-based competition), especially our copper network-based wholesale solutions (wholesale ADSL, IPTV, voice). Furthermore, our competitors are driving the roll-out of NGA networks, which provide them a technological advantage in offering 2Play and 3Play retail services against the ISPs' retail services based on our wholesale products.

          The Hungarian mobile broadband market is open for the entrance of MVNOs. Vodafone signed long-term strategic wholesale agreements with Btel and Netfone in July 2010 and with Externet in October 2010, regarding mobile Internet services. The agreements enable MVNOs to provide mobile broadband services under their own brand and MVNOs can contract directly with subscribers.

          Our main competitors in the domestic wholesale market are GTS Hungary, Invitel, British Telecom, MVM and Netfone.

          In the third party wholesale market we face strong competitors (Telenor and Vodafone) regarding normal rate services and premium rate voice services.

          There is also intense competition in the market for international wholesale services. The worldwide development of alternative, cost-efficient technologies is also characteristic in our region. As a consequence, the leased line market share of the less than 2 Mbit/s bandwidth MLLN product is continuously decreasing, while that of high-speed leased lines is increasing. The preference for integrated solutions and new technologies generate IP and Ethernet network demand.

          Those providers that possess a global network have a competitive edge in the market of international connections because they can keep the prices relatively low.

          Our main competitors in the international wholesale markets are Interroute, Pantel, Telekom Austria, GTS, TeliaSonera and British Telecom.

 Macedonia

Fixed line services

Voice

          Makedonski Telekom faces competition from other fixed line and mobile service providers. The major fixed line competitors of Makedonski Telekom are ONE and the cable operators.

          Cosmofon launched fixed line voice services in June 2008 over its GSM network, and in August 2008 it started to offer services based on 3G technology. In March 2009, Telekom Slovenije purchased 100 percent of the shares of Cosmofon and became owner of two major competitors, Cosmofon and OnNet. They launched their first joint offer in July 2009, consisting of fixed line voice and Internet broadband services. In November 2009, they were re-branded as ONE. While ONE is our main competitor in the retail fixed line market, they are also one of our most important partners in providing wholesale fixed line and ADSL services.

          In September 2008, number portability was introduced as a main service for opening the market for competitors. The fixed line numbers were primarily ported from Makedonski Telekom's network to competitors' networks, mainly into ONE's network.

          Both major cable TV operators, CableTel and Telekabel, as well as several smaller cable TV operators have offered fixed line voice services since the last quarter of 2008.

Internet

          In the fixed line broadband market, there are three major service providers in addition to Makedonski Telekom: ONE, CableTel and Telekabel. Makedonski Telekom continues to be the market leader both in terms of customer numbers and revenue market share based on latest available market report of the AEC (end of third quarter of 2010). It faces competition mainly from cable TV operators' cable broadband Internet, offered to cable TV customers through their own networks and from broadband services through Makedonski Telekom's wholesale ADSL offer. ONE also started to offer mobile broadband Internet access, through its 3G network, from September 2008.

TV

          In November 2008, Makedonski Telekom entered the TV market by offering 3Play services: TV, Internet and voice bundles. Cable providers also offer similar services. On April 25, 2009, the AEC granted radiofrequencies for digital TV services through DVB-T to Telekom Slovenije, and its commercial operations started in November 2009, under the new brand ONE.

          In December 2009, ONE introduced a new bundled offer in the market for 3Play packages containing fixed line, fixed broadband Internet and digital TV.

Mobile Services

          The Macedonian mobile communications market currently has two GSM operators with UMTS licenses (T-Mobile Macedonia and ONE) and only one GSM operator (VIP).

          According to our estimates, as at December 31, 2010, T-Mobile Macedonia had a customer market share of approximately 51.3 percent, ONE 29.7 percent, and VIP 19.0 percent. The mobile penetration rate increased to 122.8 percent by the end of 2010, due to strong and intense competition on the basis of prices, subscription options, subsidized handsets, range of services offered, innovation and quality of service.

          According to information from the AEC published on November 11, 2010 and analyses on the Market for services for access and call origination in the public mobile communication networks (Market

15), World Teleconnect International Macedonia d.o.o has entered the market as MVNO, with 100,000 numbers assigned to it for provision of mobile phone services.

Montenegro

          Crnogorski Telekom faces competition mainly from mobile service providers, and, to a lesser extent, from other fixed line services and cable TV providers.

          In 2007, a new mobile and fixed line operator entered the Montenegrin telecommunications market: Mtel, the third mobile operator and one of the licensed operators for development and exploitation of WiMAX-based network.

          By the end of 2009, ten licenses for VoIP operators were issued as well. They are able to offer outgoing call services to our customers through carrier selection and freephone service.

          Nine MMDS and cable TV licenses were awarded at the beginning of 2007. Some of the cable operators have declared their intention to provide Internet and telephony services. MMDS and satellite operators, who were able to start first with service provisioning and who are not dependant on our infrastructure, are currently market leaders in the cable TV segment.

          Stronger competition has been developing in the wholesale segment as well. It is expected that significant players like Telekom Serbia, National Broadcasting Company and Electricity Company will enter the Internet and data wholesale business after significant investments in their communications infrastructure have been realized by 2011.

          In 2010, Promonte, the incumbent mobile operator, was rebranded to Telenor, in line with its Norwegian parent company.

          In the Montenegrin mobile market, T-Mobile Crna Gora had a market share of 37.0 percent, Telenor had a market share of 39.6 percent, while Mtel had a market share of 23.4 percent in terms of number of active subscribers at the end of 2010 according to the data published by EKIP. T-Mobile Crna Gora is the market leader in the postpaid segment.

          In November 2006, EKIP issued a tender for two 3G licenses as well as a tender for a mixed 2G-3G license for a third mobile operator. In the first quarter of 2007, T-Mobile Crna Gora and Promonte (Telenor) were awarded with one 3G license each and Mtel won the combined 2G-3G license. T-Mobile Crna Gora launched 3G services in June 2007. Promonte (Telenor) and Mtel offer 3G services as well.

          As in other countries, competition in mobile services is intense and driven by pricing, subscription options, subsidized handsets, coverage, as well as quality and portfolio of services offered. Our competitors' marketing and advertising activities are aggressive.

DEPENDENCE ON PATENTS, LICENSES, CUSTOMERS, INDUSTRIAL, COMMERCIAL
AND FINANCIAL CONTRACTS

          We do not believe that we are dependent on any patent or other intellectual property right, on any individual third party customer or on any industrial, commercial or financial contract. Similar to other fixed line and mobile operators, we require telecommunications licenses from, and/or register our services at the governments of Hungary, Macedonia, Montenegro, Romania and the Ukraine, the countries in which we provide telecommunications services.

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

New Regulatory Framework (revised)

          The entire NRF has been subject to a review since 2007 by the EU. The European Commission issued proposals to amend the current framework, which had to be accepted by the European Parliament and the Council of Ministers before coming into force. These proposals did not include any deregulation efforts.

          The amendments to the NRF were adopted on November 24, 2009 by the European Parliament; changes to the framework have to be implemented through national law by May 25, 2011. The NRF Review implementation process was launched by the Ministry in October 2010 and we are providing written input and comments in the course of the consultation process.

          The main changes introduced by the amendments to the NRF are the following:

  •
  The prime objective of the new framework is to promote investments in new infrastructure based on the following measures:

  •
  Risk sharing ('risk-diversification') to split investment risk between investor and access seeker;

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

  •
  New procedure to harmonize remedies: NRAs have to notify a draft decision on remedial measures to the European Commission, other NRAs and the BEREC. The opinion of BEREC has also been taken into account when adopting a final decision. The new harmonization rules enable the European Commission to adopt further harmonization measures in the form of recommendations or binding decisions when differences in the regulatory approaches of NRAs are found.

  •
  Consumer protection: extension of consumer protection rules, such as transparency of consumer contracts (provision of information), consumer contracts must not exceed 24 months, personal data protection and number portability deadlines.

  •
  Universal service obligation:

  •
  Universal service obligation for providing network access has been separated from the universal service obligation to provide services and the member states can decide what constitutes a "functional Internet access";

  •
  Member states shall designate one or more company to provide "equivalent" services for disabled people;

  •
  Member states shall empower NRAs to require service providers to provide tariff information on premium rate services immediately prior to a call.

  •
  Spectrum management:

  •
  More emphasis on a member state's cooperation in the strategic planning and harmonization of spectrum usage;

  •
  The implementation of technology and service neutrality principles on new spectrum licenses;

  •
  Removing restrictions on existing spectrum licenses;

  •
  NRAs should make secondary spectrum trading and leasing possible, but they should take action against possible market distortion;

  •
  More emphasis on general licenses than on individual ones.

  •
  Net neutrality:

  •
  NRA can set minimum quality of service levels for network transmission to promote net neutrality;

  •
  Consumers should be informed of traffic management techniques, impact on quality of service and any other limitations; however no requirements are imposed on ISP to monitor content;

  •
  Procedural safeguards on restriction of Internet users' access in case of copyright infringement.

Special Requirements Applicable to Providers with SMP

          The most significant impact on our business stems from the EU Framework's special requirements are applicable to providers with SMP. Obligations in relation to network access, price setting, separate accounting for interconnection services, publication, and non-discrimination can be imposed on those operators that are designated by the relevant NRA as having SMP in an electronic communications market. Such determinations are based on EU guidelines and EU competition case law.

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

Roaming

          On February 20, 2006, the European Commission announced that, in light of the inability of NRAs to impose regulatory remedies, it had begun to work on a regulation on international voice roaming charges. On June 30, 2007, an EU regulation entered into force which regulates international roaming tariffs for wholesale and retail customers on the basis of a capped pricing system. After a review of roaming prices development, the European Commission published the stricter Roaming Regulation II on June 29, 2009. See "Item 4—Pricing—Roaming Agreements and Tariffs". The EU will reevaluate its Roaming Regulation II in 2011 and implement further regulatory remedies and requirements if the European Commission finds that necessary, but this is not expected earlier than the summer of 2012.

          In December 2010, BEREC published the "International Mobile Roaming Regulation report" from available roaming data. The amended Roaming Regulation (EC) 544/2009 expires on June 30, 2012. The Commission must complete its review and report on the effectiveness of that regulation to the European Parliament and Council by no later than June 30, 2011. For that reason, the European Commission launched a public consultation to examine retail and wholesale roaming developments, future trends and possibilities. Opinions had to be sent by February 11, 2011. Any new regulatory remedies are expected not to take effect earlier than summer of 2012.

 Legislative Developments in the EU

          NGA Recommendation.    The European Commission adopted the final version of its NGA recommendation on September 20, 2010.

          The recommendation aims to promote a consistent approach to regulated access to NGA networks imposed by NRAs on operators designated as having SMP on market 4 (wholesale network infrastructure access at a fixed location) and market 5 (wholesale broadband access). In particular, the recommendation seeks to avoid distortions of the single market and provide legal assurance to operators investing in NGA.

          The recommendation focuses on FTTx technologies including cable TV's ED3, however, ED3 is not mentioned with respect to remedies (e.g., access obligations, infrastructure sharing and transparency with cost orientation in wholesale pricing). Wireless and mobile technologies are not included in the scope of the recommendation.

          The approach proposed by the European Commission aims at driving infrastructure-based competition where it is possible and efficient, while ensuring a seamless migration from copper to fiber-based networks.

          The EU proposes extended regulation on NGA, which means that a full set of passive (e.g., facility and infrastructure sharing or access like duct sharing) and active (e.g., wholesale broadband access) remedies can be introduced at the same time to provide the possibility for alternative operators to choose and to enter at any level of the SMP's network. The emphasis is on access to civil engineering infrastructure (duct, pole, manhole, other physical asset sharing and designing newly built facilities so as to allow partners deploying their fibers), access to FTTH terminating segment (in house wiring) and fiber unbundling. Bit stream access is a possible further obligation.

          The recommendation proposes cost-based prices for all obligations. A favorable change to the previous draft recommendation is that long-term access pricing (period discounts) may be acceptable if the discounts only reflect the reduction of risk for the investor, judged over an appropriate timeframe and there is no margin squeeze. Volume discounts may be acceptable if the discounts are calculated over a relevant area (as designated by the NRA) and apply equally to all access seekers willing to buy at the same volume, only reflect the reduction of risk for the investor are judged over an appropriate timeframe and there is no margin squeeze. Further, geographic segmentation has to be considered by the NRA (only wired substitution is mentioned in this respect).

          Amendment of the GSM Directive.    On October 20, 2009 the Council Directive 2009/114/EC amending the Council Directive 87/372/EEC ("GSM Directive") and removing the restriction on use of the 900 MHz spectrum exclusively for GSM services; and the complementary Commission Decision setting out the technical parameters that enable the co-existence of GSM and UMTS systems in the 900 MHz and 1800 MHz bands were published in the Official Journal of the European Union. The new rules enable the use of the 900/1800 MHz frequencies for UMTS and more advanced wireless technologies alongside today's GSM services.

          Member States were required to implement the amended GSM directive through national law by May 9, 2010. The same implementation deadline was set for opening up the 900 MHz and the 1800 MHz bands for UMTS services. Member States were also required to review the existing spectrum assignments in these bands in order to avoid competition distortions.

          Hungary did not meet the implementation deadline of May 9, 2010. Issuing a letter of formal notice, the European Commission started an infringement procedure against Hungary on September 20, 2010, on the basis that Hungary has not taken measures to adapt the revised GSM Directive. The European Commission can initiate a case in the European Court, which can oblige Hungary to comply with the implementation or it can impose fines.

          Consultation on universal service principles in e-communications.    Public consultation on the second review of the universal service principles was held in 2010. Current EU rules on universal service obligations for telecommunications service providers date from 2002 and guarantee that all Europeans have access to public telephone networks and to basic telecommunications services. The aim of the consultation was to review if these rules and definitions on universal services need to be updated for the digital age, and in particular if they should be extended to cover broadband access. However, the public consultation was closed in May 2010 and no European Commission opinion or proposal has been published to date.

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

          Establishment of the new regulatory authority.    The National Media and Infocommunications Authority of Hungary ("NMIA") was officially established on August 11, 2010 to ensure the undisturbed operation, in compliance with pertaining legislation in force, of the media and the markets for electronic communications, postal and information technology services in Hungary in accordance with Act C of 2003 and Act I of 1996 on Television Broadcasting. The new, converged regulator performs the tasks of its predecessors: the NCA and the NRTC. The aims of the merger are: cost efficiency, more rational allocation of resources, avoidance of duplication of work and better cooperation of the supporting activities within a single organizational structure.

          Set forth below is a brief summary of certain provisions of the Electronic Communications Act.

          Universal Service.    The Electronic Communications Act provides that universal services are basic communications services that should be available to all at an affordable price. Universal services include access to fixed line voice telephone services of certain quality enabling access to Internet services, a regulated density of public payphones, a public directory of telephone users, national domestic Directory Assistance service as well as free calls to emergency services. Access to voice services at an affordable price is affected by designation of universal service providers (the Minister shall appoint the most efficient service provider).

          We were designated as a universal service provider and entered into a universal service contract with the Minister. The contract was valid until December 31, 2008. The necessary modifications of the telecommunications law and the concerning government and ministerial decrees entered into force in the first half of 2010. The new legislation provides more favorable conditions—in line with market changes—than the earlier regime. The main modification includes a 'last resort' access obligation, easing the obligation to maintain public payphones and modification of the financing scheme.

          Based on discussions between the Ministry and operators, we signed a "pre-contract" with the Ministry on December 30, 2009, which included future conditions for providing universal services and an agreement to sign a final contract with the same conditions by March 31, 2010. However, after lengthy discussions, no universal service contract was signed between the Ministry and operators due to the late submission of bylaws. Further negotiations with the Ministry of National Development have started, and if we were to enter into a new contract, it would be based on the relevant modified government and ministerial decrees which contain more favorable conditions then the previous legislation.

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

          According to the Government Decree 277/2003 (XII. 24.), providers with SMP are obliged to enter into agreements for access to their networks when requested by another service provider. If the provider is obliged to prepare a reference interconnection offer, this offer must be in line with the legal regulations about the reference offer. The NMIA has authority to arbitrate in disputed cases and may establish provisional arrangements. The reference offer of the providers with SMP must be approved by the NMIA.

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

          Licensing and Allocation of Frequencies.    With the exception of radio receiver device, radio equipment, radio stations and radio communication networks may be operated on the basis of a general or exclusive radio license. A radio license may be issued exclusively on the basis of a valid frequency assignment license, with certain exceptions. Radio equipment, radio stations, radio networks and radio communications systems may be installed with a frequency assignment license, with certain exceptions. Payment of fees is required for reservation and usage of frequencies assigned for civil purposes, reservation of identifiers and use of the assigned identifiers. In the case of terrestrial public mobile communications there is no frequency reservation fee, there is only a frequency usage fee.

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

          The NCA accomplished two rounds of market analysis. In the second round, obligations were only slightly modified as compared to those imposed in the first round, by having more detailed rules apply to our provision of services. The results of the analysis on fixed line retail markets identified Magyar Telekom as having SMP and imposed a price cap on retail access market services (market 1 and 2) for residential and non-residential customers. In addition, it required Magyar Telekom to allow fixed line residential and non-residential customers to select other service providers for local and/or national and international calls

(markets 3-6) and obliged Magyar Telekom to provide the minimum set of leased lines (market 7). On the wholesale markets, the NCA imposed the obligations of transparency (markets 8-9, 11-13), accounting separation (markets 8-9, 11-13), access and interconnection obligations (markets 8-9, 11-13), various obligations regarding cost-based prices and price control (markets 8-9, 11-13) and non-discrimination (markets 12-13). It also imposed an obligation to offer wholesale naked ADSL at regulated prices. The market analysis procedure identified TMH as having SMP in the mobile termination market (market 16) and imposed the obligations of transparency, accounting separation, access/interconnection and cost-based prices and price control.

          The third round of analysis of the 18 relevant product and service markets started in 2008. So far, only the decision on the mobile termination market and on the public telephone access market 7 and market 1 (in accordance with the new EU Recommendation on relevant markets) have been adopted. On market 7, the NMIA maintained the obligations of transparency, accounting separation, access/interconnection, cost-based prices and price control, as well as extended the so-called 'Glide Path' regulation (i.e., gradual decreases in termination rates) until the end of 2010. On market 1, the NMIA maintained the obligations of access, non discrimination, prohibition of unjustifiable excessive prices (price cap regulation), carrier selection and carrier pre-selection. Furthermore, NMIA significantly extended the scope of technologies included in its market definition, with wireless local loop, home zone services for mobile operators, wired and wireless broadband access, leased lines and FTTH included in the market definition.

          The aforementioned Minister Decree No. 16/2004 (IV.24.) was amended in October 2009 and implemented the revised recommendation of the EU that entered into force on December 17, 2007. As a result, retail call markets (market 3-6) and the minimum set of leased lines became deregulated as well as wholesale markets for transit services in the fixed telephone network, wholesale trunk segments of leased lines, access and call origination on public mobile telephone networks and broadcasting transmission services to deliver broadcast content to end users. The new Decree (8/2009 MeHVM) has become effective already in the current (third) round of market analysis by the NMIA. Current relevant product and service markets are:

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

          In the course of the third round market analysis of the relevant markets, new SMP resolutions are expected in 2011.

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

Licenses for exclusive frequency usage rights

          On December 7, 2004, the NCA awarded TMH the exclusive right to use the frequency blocks of 1920-1935/2110-2125 MHz FDD and 1915-1920 MHz TDD for deployment and operation of IMT 2000/UMTS mobile telecommunications system (3G system). The duration of the frequency usage right is 15 years (until 2019) with an option to extend for another 7.5 years. The right to use the frequencies vested upon payment of the first installment of the license fee on December 27, 2004.

          TMH was obliged by the term of the license decree to start commercial IMT-2000/UMTS service in the inner city of Budapest within 12 months after the license had entered into force. This obligation was met. TMH was also obliged to expand the coverage to 30 percent of the Hungarian population within 36 months after the license came into effect. In December 2006, we fulfilled the population coverage target of the IMT-2000/UMTS license.

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

          On April 30, 2009, we won the spectrum tender for the 26 GHz "D" spectrum block. On May 18, 2009, we asked for the frequency assignment decision from the NCA, which was received on July 10, 2009. The total amount capitalized was HUF 510 million.

          The Company is also subject to various regulatory requirements with respect to the fees it may charge for its services, as well as fees it is required to pay to the applicable regulators in relation to the services it provides. See "Item 5—Tabular disclosure of contractual obligations".

Legislative developments in Hungary

          Implementation of the revised NRF.    EU Member States are required to implement the new telecommunications framework within 18 months upon its publication in the Official Journal of the European Union. The new telecommunications framework was published on December 18, 2009 in the Official Journal of the EU. The Regulation establishing BEREC need not be implemented; it will enter into force throughout the EU upon its publication. Whether the regulatory framework will increase or decrease the regulatory burden on us will depend on the manner in which revised directives are implemented in the EU Member States and the way the revised regulatory framework will be applied by the respective NRA. Changes to the NRF are required to be implemented through national legislation by May 25, 2011. The NRF Review implementation process was launched by the Ministry in October 2010 and Magyar Telekom has provided, and will continue to provide, written input and comments in the course of the consultation process.

          Spectrum.    In conjunction with the implementation of the modified GSM Directive, a "public consultation-like" process started on November 24, 2009, organized by the Minister, which was followed by a second consultation meeting on January 21, 2010. The new Government, which came into power in June 2010 is evaluating the different implementation options.

          Although official decisions have not been made public, the 900 MHz tender-auction could be further delayed in 2011 due to the unfavorable financial conditions of the operators created by the special tax on the telecommunications sector.

          It is likely that in the process of implementing 2008/477/EC Decision, a comparative or competitive bidding process for the 2.6 GHz spectrum blocks will take place in 2011. The 2.6 GHz band is the core frequency band in Europe for LTE, which meets the NGMN.

          The ministerial decree on frequency fee has been under revision. The new band fee concept is expected to revise the current usage proportional frequency usage calculation. The timing of the new regulation is not known.

          NGA.    The Hungarian NRA published its draft resolutions on wholesale (physical) network infrastructure access market (market 4) and wholesale broadband access market (market 5) in December 2010. The draft resolutions maintain all previous obligations and impose new ones. The drafts contain all obligations listed in the EC Recommendation. Market 4 changes include: extension of the obligation to next generation networks, duct sharing, dark fiber and access to backhaul services. Cable networks are taken into account as substitutes of ADSL, however, no obligations are imposed on them. Market 5 changes include: extension of the obligation on next generation networks, duct sharing, access to backhaul services and migration rules. The cable networks are expected to be part of market 5 as well because of their high fixed broadband market share in Hungary. No detailed geographical segment analysis (concerning sub-markets) was carried out by NMIA.

          Implementation of EU Recommendation on termination rates.    We assume that the NMIA will implement the Commission Recommendation on the Regulatory Treatment of Fixed and Mobile Termination Rates in Hungary in 2011. As our fixed and mobile IC models calculate with a higher cost base than it is allowed in the Recommendation, the implementation would result in a strong decrease in fixed and mobile termination rates over a three-year glide path. However, since we have nearly symmetric IC traffic, the effect of the Recommendation on our (fixed and mobile) net IC balance (IC expenses and IC revenues) is expected to be near to neutral. On March 11, 2011, the NMIA published its draft resolution on Market 7/2007 (Voice call termination on individual mobile networks). According to the draft resolution, the earlier obligations have not changed, but the termination rates are expected to be lower. The draft resolution includes the details of the LRIC bottom-up model. We will provide comments on the draft resolution to the NMIA.

          Interconnection fees.    On February 24, 2011, the NMIA published its draft resolution on Market 2/2007 and 3/2007. The earlier obligations were not changed, but it is possible that some new obligations will be imposed, such as maximum interconnection fees of VoIP or making the interconnection fees on our cable network part of Magyar Telekom RIO. We will provide comments on the draft resolution to the NMIA.

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

The Telecommunications Regulatory Regime in Macedonia

          For a description of the telecommunications regulatory regime in Macedonia, see Notes 1.3.2 and 1.3.5 to the Consolidated Financial Statements.

The Telecommunications Regulatory Regime in Montenegro

          For a description of the telecommunications regulatory regime in Montenegro, see Notes 1.3.3 and 1.3.6 to the Consolidated Financial Statements.

Broadcasting and Transmission

          Program distribution activities are governed by the rules of Act LXXIV of 2007 on Program Distribution and Digital Switchover ("Program Distribution Act") and Electronic Communications Act. In October 2010 (as a result of the Act LXXXII of 2010), a new authority, the NMIA was established, merging the former National Radio and Television Commission (supervising broadcasting) and the former National Communications Authority (supervising electronic communications).

          The NMIA accepts and reviews the notifications received for the provision of services, including program distribution and transmission services, in compliance with legal requirements, registers the services and service providers under its supervisory authority, and determines the obligatory technical and operational conditions in order to preserve integrity of the communications network. Entities registered as program distributors are permitted to transmit broadcasts by third parties to subscribers through a cable transmission network or via any other means (e.g., satellite, IPTV).

          In December 2010, a New Media Law was adopted (Act CLXXXV of 2010 on Media Services and Mass Media), implementing the Audiovisual Media Services Directive. The law came into force on January 1, 2011, and imposes certain additional burdens and obligations to our organizations dealing with media.

PRICING

Fixed Line Subscription Fees and Usage Charges

          There used to be two types of price cap regulation, however the price cap for universal services (3 percent for CPI) is no longer in effect from April 22, 2010. On the other hand, the price cap regulation deriving from the SMP resolution on market 1 (residential and business access markets) is still in effect and applies to subscription fees of various price plans. The resolutions provide that the maximum aggregate price increase of the subscription fees—business and residential separately—cannot be higher than the CPI for the current year. This implies that a price check can only be carried out after the year the price cap relates to has ended.

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

          If the regulatory authority identifies a price squeeze, the NMIA examines whether the price of the network service is in line with the incurred costs. If the network prices are cost-based, the NMIA refers the case to the Competition Authority. If the network prices are not cost-based, the NMIA determines the minimum mandatory margin between the price of the network service and the end user service and/or orders the service provider to modify the reference offer. In practice, however, only the National Competition Authority has carried out price squeeze tests so far.

Fixed Line Regulated Wholesale Prices

          Magyar Telekom is currently identified as having SMP in all 7 regulated markets.

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

          The draft of the new SMP resolution regarding the wholesale (physical) network infrastructure access (market 4) was published in December 2010 and contains broadening remedies on passive network elements, such as ducts, in-house wiring, and NGA optical (GPON) networks.

          Magyar Telekom is designated as SMP operator in the wholesale broadband access market (market 5). The "retail-minus" pricing rule is in effect for the wholesale broadband market of nationwide bit-stream access service (including naked bit-stream access), requiring us to provide services at prices lower than retail prices according to a certain margin. The margin applied in the retail minus formula is determined by a fixed amount, instead of on the basis of a percentage (the more common standard internationally). The local bit-stream access service is currently cost-based. The draft of the new SMP resolution regarding the wholesale broadband access market, including the retail minus methodology, was published in December 2010.

          Once the drafts are finalized, we will have to submit the first versions of our new reference offers for interconnection and unbundling, most likely in the first half of 2011.

          The wholesale leased line termination market consists of i) the wholesale leased line access market and ii) the wholesale market of terminating segment of the leased lines. In 2005, we were identified as the only operator with SMP in Hungary in the wholesale market of terminating segments of leased lines. For the wholesale leased line termination market, the SMP resolution has adopted the "retail minus" pricing rule, requiring us to provide all wholesale leased line access services at prices approximately 33 percent lower than the listed retail prices. We are also required to provide all services identified in the resolution on a national basis. We have complied with this new regulation by reducing our wholesale leased line access prices by the set amount. A regulation published on January 31, 2008 provides for regulation of leased lines up to and including the bandwidth of 2 Mbit/s, as opposed to only those below 2 Mbit/s, and that the "retail minus" pricing rule set at 33 percent in the prior resolution is now 29 percent up to 128 Kbit/s and 28 percent thereafter. The "retail minus" pricing rule is not set in the SMP resolution, but is determined after the NCA examined the data submitted by us as a result of the obligation in the SMP resolution.

          Final SMP resolutions are expected to be published in 2011.

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

Mobile Market Assessment, SMP Designation Process and Interconnection

          Upon request for interconnection (to provide either network access or network interconnection) from another telecommunications operator, Magyar Telekom is required under the Electronic Communications Act and a related decree to provide such services, if such request is reasonable on both technical and economic grounds and provision of such services is not impossible due to the limitation of resources.

Mobile Retail fees

          Fees and Charges.    Magyar Telekom's subscriber charges are not subject to regulation under the Pricing Act or any other regulation.

Mobile Wholesale fees

          Termination fees.    In the first round of market analysis, the NCA identified all three mobile operators as having SMP on the voice call termination of individual mobile networks and set asymmetrical termination rates for them. TMH, being the operator with the highest market share, was obliged to apply the lowest rate. In the second round of market analysis, the NCA set a glide-path for the following three years that envisaged gradual reductions in termination rates as a result of which asymmetrical termination rates became symmetrical on January 1, 2009. The revised resolution published in December 2008 confirmed the charging of symmetrical termination rates by the three mobile network operators and set a new glide-path envisaging further reductions by December 2010. The harmonization of termination rates—introduced on January 1, 2009 in accordance with the NCA's decision—has had and continues to have a positive effect on our company even though, as a result of the new EU recommendation of May 7, 2009 on termination rates, it is possible that TMH termination rates will be reduced to a lower level than intended by the NMIA by 2012.

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

          In 2008 and 2009, the European Commission reviewed the development of roaming prices. As a result, voice telephony roaming price caps have been extended for a further two years until the end of June 2012. Roaming Regulation II mandates per second billing after the first 30 seconds of a call, regulates SMS wholesale and retail prices as well as wholesale data roaming prices and has prescribed further transparency rules including a cut-off limit system, which was introduced on March 1, 2010. This system requires us to limit data roaming traffic (unless further usage is explicitly allowed by the customer) in order to avoid unexpectedly high invoices. The amended Regulation was published on June 29, 2009. As a consequence, our mobile operations in the European Union had to lower their wholesale and retail roaming SMS tariffs, which have negatively affected our revenues. However, since roaming data services constitute an emerging market, revenues from this segment continue to increase despite regulation.

ORGANIZATIONAL STRUCTURE

          MagyarCom, which is fully owned by Deutsche Telekom, owns 59.21 percent of the outstanding ordinary shares of Magyar Telekom.

          For a list of principal operating subsidiaries and associates of the Company as of December 31, 2010, see Note 2.2 to the consolidated financial statements.

PROPERTY, PLANT AND EQUIPMENT

          The real estate portfolio of the Company had a book value of HUF 104,129 million at December 31, 2010. Approximately 77 percent of this amount relates to properties of Magyar Telekom Plc.

          We have one of the largest real estate holdings in Hungary. We use substantially all of these properties for telecommunications installations, offices, warehouses, garages and shops. Our equipment and machinery primarily consist of switches, communication towers and other telecommunications equipment.

          The number of sites used by Magyar Telekom Plc. is approximately 2,500, out of which approximately 22 percent are owned by the Company, 40 percent jointly owned and 38 percent leased. These figures include the sites used for telecommunications towers and antennas, but do not include the number of base stations. We have 3,435 base stations, of which five percent are owned by Magyar Telekom Plc. and 95 percent are leased from other telecommunications operators or other third parties.

          The total area of properties used by Magyar Telekom Plc. as of December 31, 2010 was approximately 621,000 m2. The majority of sites used in our operations are smaller than 100 m2. Approximately 39 percent of the total area is used to house telecommunications equipment and other technical devices. The largest site is our headquarters building located at Krisztina krt. 55 in Budapest, with floor space of over 30,000 m2.

          In order to increase the utilization of real estates and increase efficiency, we sell or rent our surplus properties. For more details on property, plant and equipment, see Note 12 to the consolidated financial statements.

          We have financed and continue to finance our capital expenditures from cash generated from operating activities. Any excess cash is primarily used to repay loans.

INFRASTRUCTURE AND TECHNOLOGY

Hungary

          The following table provides information on the length of the copper and fiber optic cables contained in Magyar Telekom Plc.'s access, backbone and rural area networks in Hungary at December 31, 2010, and each of the two prior years in kilometers (not including the network of T-Kábel):

	At December 31,
	2008		2009	2010
	(in kilometers)
Copper cable	162,737		166,408	168,785
Fiber optic cable	16,547	*	16,092	17,261
Fiber optic cable (broadband access)	0		2,095	2,492

*
Including GPON pilot (fiber optic cable for broadband access).

          The number of households with access to cable TV in the T-Kábel network increased from 619,754 at the end of 2008 to 683,942 by December 31, 2010, as a result of own development and acquisition.

          Expansion of Access Networks.    We offer broadband Internet access services, based on ADSL with ATM technologies since 2000. In 2004, we selected Ethernet-based DSLAMs to provide a more cost effective ADSL solution together with the ATM technology already in use. The ADSL transmission system provides high-speed digital access to any data network over existing copper wires without interruption of POTS and ISDN2 services with the data speed of 1, 4, 5, 8 10, 15 and 18 Mbit/s. In 2010, we continued the roll-out of the ADSL technology nationwide. At the end of 2010, almost 624,000 customers were using ADSL lines for connection to the Internet. By the end of 2010, our infrastructure allowed up to 1.5 million of our analogue and ISDN2 subscribers to have access to the ADSL service. This represents coverage of more than 1,350 towns and cities (potentially approximately 2,910,000 households) in our service area. More than 1,600,000 households are covered with DSL-based IPTV technology and more than 85,000 users also use the TV service on copper lines. In 2008, we introduced the VDSL2 technology to provide high-speed data access with data speed of 25 Mbit/s. Consistent with our continuous VDSL rollout plans, in 2010, approximately 145,000 households were covered by 25 Mbit/s and/or HD TV service. At the end of 2010, the number of connected VDSL customers was 15,860.

          We used fiber optic cables (HYTAS access and direct business access network) for our fixed line local loop networks for approximately 125,300 customers at the end of 2010. We installed a substantial amount of local network fiber optic cable in Budapest, where segments of the old cable network were in poor condition and where we believe the demand for high capacity and high quality transmission will be the greatest (e.g., shopping malls, industrial parks).

          In accordance with our Next Generation Fix Access Strategy, in 2009 we started to implement a country-wide FTTH (GPON) optical network to cover new business demands in existing areas. As a result, we can fulfill the current and expected customer needs practically without limitation. In Budapest and the surrounding areas, we finished the DOCSIS 3.0 upgrade of our HFC networks as well.

          By the end of 2010, we reached approximately 227,000 households covered by optical network and 589,000 households covered by ED3.0 HFC network with the capability of high speed Internet and IPTV.

          We introduced new, attractive services, independent from the two underlying technologies (e.g., HD IPTV). These steps allow us to enter the competition in a very effective way, obtain new customers and increase the market share in the area of broadband services.

          We plan to extend our local fiber optic network both inside and outside Budapest to cover new business demands in existing areas, mainly to provide broadband services through optical access as well. In 2011, we also intend to increase our cable TV coverage through further acquisitions.

          In addition to fixed cable television developments, on November 24, 2008, we launched our DVB-S service with a high number of channels, covering the whole country, by using the AMOS 3 satellite. On the current platform, in addition to the 82 standard-definition television programs, 4 HD TV channels and 3 public radio stations are broadcasting. The T-Home Sat TV continued to be a very popular service in 2010.

          Backbone Network.    We have a digital fiber optic national long distance network that connects local primary area networks. We have implemented the DWDM technology and SDH systems in both the national long distance and Budapest networks. The countrywide DWDM backbone network provides 80 times 10 Gbit/s capacity in the most important areas of Hungary, as well as in international directions. Between 2001 and 2007, we carried out capacity and geographical extensions of the DWDM network. In the first half of 2008, we established a nationwide Next Generation DWDM express layer network. It provides high capacity (80 times 10 Gbit/s), and a very flexible usability and cost effectiveness solutions (e.g., optical switching, Optical Transport Network functions, L2 (Layer 2) Ethernet functions). Optical cables were installed to the important mobile base stations to serve 3G. Since we currently have a robust optical backbone network, we have no immediate plans for expansion.

          IP/MPLS.    Since 2000, we have been providing Internet access and IP-VPN services on the same IP/MPLS platform. The network is built-up of GE and 10 GE connections. The network has several access options (dial-up, leased line, broadband DSL, GPON, cable TV, Ethernet) with PoPs in each primary area in Hungary. Available services include L2 VPN, IP-VPN (scalable interconnection for corporate sites with integrated voice and data option), IPSec and xDSL to VPNs, Virtual Private Dial-up Network, business and residential Internet access, and wholesale Internet services for ISPs. The connectivity network that concentrates xDSL traffic towards the IP core is based mainly on Ethernet technology, and to a lesser extent, on ATM. In 2007, we developed a carrier-grade IP core network to be able to ensure high availability, demanded quality of service, scalability and security for 3Play, VoIP and broadband data communication services, and also for the common T-Home and T-Mobile IP platform.

          In 2008, significant capacity, quality and functional upgrades have been performed, including the development of the countrywide 10 Gbit/s core network, installation of new GE and 10 GE connections, duplications of devices to increase redundancies, and changes of old devices. In addition, QoS was introduced into the IP network in order to efficiently serve the IPTV offerings. Other high-availability features were also installed in order to increase network capacity according to traffic demand, to install new network functions and to develop connectivity and integrity with different communication networks to become an appropriate transport platform for NGN and 3Play services. In 2009, further network capacity upgrades have been performed including new connections and new equipment for PoP redundancy developments and for serving the increasing traffic demands. In 2010, we carried out a half-year public testing of the IPv6 protocol involving our residential and corporate customers.

          The IP core and access network was developed to provide broadband digital video transmission to utilize multicast technology alongside QoS as a wholesale product.

          In 2010, a new "best-effort Internet core" segment was introduced in order to offload Internet transit traffic from the top level of the MPLS network, ensuring extra capacity and long-term expansion possibility in a cost-efficient way. In 2010, we also started the migration of old Cisco BRASs to new Redback Smart Edge devices. The main goal is to support the traffic growth forecasted over the next years. The migration also prepares the introduction of IPv6 and NAT in order to handle IPv4 address shortage. The migration will be completed in 2011 for all Ethernet-based access devices. After 2011, less than 15 percent of customers will remain on ATM technology.

          Point-to-multipoint network was launched in the 26 GHz band in 2010 as we are entitled to use the 3x28 MHz frequency block in the 26 GHz band for 15 years from July 2009. The 26 GHz band is utilized for microwave point-to-point and point-to-multipoint links as well. Point-to-multipoint applications are supported by the Nokia Siemens Network Intracom's equipment is feasible for direct access of SMB customers in areas without fiber optic coverage. The network was launched in the fourth quarter of 2010, with the installation of five base stations and 16 sectors in four cities.

          In 2009, we introduced EuroDocsis 3.0 function in Budapest for high speed Internet service. In this phase we have covered 370,000 households. After the introduction of high speed Internet service over ED3, we started to launch the IPTV over ED3 service. In 2010, we continued the introduction of ED3 services (high speed Internet and IPTV) in the South East Hungary region and in the surrounding areas of Budapest. By the end of 2010, we reached approximately 589,000 households covered by HFC network with the capability of high speed Internet and IPTV.

          Development of our traditional (such as PSTN/ISDN) networks has been limited to maintenance and for legal compliance purposes. Our key focus has instead been on development of technologies and networks compatible with or forming a part of NGN, such as VoIP. Voice-over cable TV, Integrated Voice and Data service ("IP Complex Plus") and Voice-over Internet ("KLIP") have been introduced in recent years. An IMS was also installed, which is considered to be the base for future multimedia services to be provided on broadband. The first service on the platform was the geographical number-based PATS. In 2010, we continued to deploy a carrier-grade multi-service NGN, upgraded the IMS, and implemented PSTN Emulation on it. The Austrian Digital System type PSTN switches are replaced by this IMS-based solution. We launched the commercial IPTV service at the end of 2006 and in 2010 it covered 828 towns with over 124,000 customers. The PSTN replacement with MSAN and IMS was started in 2009.

          Information Technology.    We have dedicated a significant amount of resources to improve our information technology systems. We believe that the continuing development of these systems is essential to improving customer service and the efficiency and productivity of our employees.

          Our nationwide operational support system integrates the following elements:

  •
  CRM;

  •
  billing, e-billing;

  •
  automated call collection;

  •
  network traffic management;

  •
  workforce and workflow management;

  •
  element, network and service management (configuration, alarm, performance management, SLA management); and

  •
  process controlled technical inventories.

          This operational support system environment permits us to focus on our customers' needs, to offer more personalized services, itemized billing, to bundle products and services in price plans and to generate a single bill for customers with multiple locations. We have established the framework of the centralized alarm supervision and the support systems for IPTV, VoIP and XPlay services have been developed and introduced. We also created an automatic trouble shooting support system along the NGOSS conception. We have been operating an automatic service support system for NGN services.

          2G Network. At December 31, 2010, our GSM network consisted of 2,489 base station sites providing 99.9 percent population coverage. Our EDGE Packet Switched Data Service population coverage reached 91.3 percent.

          UMTS and HS(D/U)PA.    The 3G network enables—besides rapid data transmission and video-telephone—more comprehensive and interesting content than before, including, in addition to image and text, fast transmission of high quality multimedia materials. In August 2005, TMH launched commercial UMTS service, first in Hungary. On May 17, 2006, commercial HSDPA service was launched in the internal districts of Budapest, also as a first operator in Hungary. For the time being, each 3G cell is capable of HSDPA, therefore the UMTS/HSDPA population coverage reached 75.2 percent by the end of 2010, serving 463 settlements in Hungary. The network allows 14.4 Mbit/s nominal downlink speed and HSUPA is provided with 1.44 Mbit/s as well. In September 2010, HSPA+ services were launched at 10 sites.

          ARCchart prepared a study about Worldwide Mobile Broadband Performance. They found TMH the best performing mobile broadband network with the highest average download throughput. The study is based on over two million individual test readings, from 268 wireless networks in 103 different countries worldwide. The measurements were performed from August 2008 until June 2009 by iPhone, Android and Blackberry user equipment. The study confirms Magyar Telekom's innovations and efforts spent to 3G/HSDPA network development.

Macedonia

          Makedonski Telekom endeavors to maintain its network at a high technological level to offer and provide a wide range of products and services that will satisfy customers' demands. In the last few years, Makedonski Telekom upgraded the network to extend its capacities in order to support strong growth of broadband services.

          Digital switching systems are used in the network for providing PSTN/ISDN services. In order to assure reliable voice services and to provide a base for further network migration towards NGN, we began the implementation of a new IMS platform in 2010.

          Makedonski Telekom's primary area networks are connected to the fiber optic national long distance network. The SDH technology has been implemented in the backbone network, in the transmission networks in Skopje and other cities in the country. For connection of Remote Subscriber Units, PDH equipment is used as well. DWDM backbone and metropolitan network in Skopje was implemented in 2008 and it is continuously being developed as a main transport for IP/MPLS and Ethernet traffic. During 2010, the DWDM network was extended in accordance with the increased bandwidth demands.

          The existing copper-wire network is used as the basis for providing broadband services based on DSL technologies. Beginning in 2008, in order to support higher speed of Internet packages and introduction of IPTV, ADSL2+ technology has been used. In 2010, the ADSL Central Office equipment was extended in terms of capacities and coverage according to the forecasted number of customers. In addition, capacities of aggregation links that are considered as a bottleneck in the network are upgraded.

          For connection of business customers, Metro Ethernet equipment is used. Key business customers are connected to the network with optical cables. In 2009, new project was established to start migrating TDM-based ILLs and VPNs towards IP-based solutions. The migration is done using existing copper infrastructure with implementation of EFM modems as well as using optical infrastructure via Ethernet aggregation switches and Ethernet optical demarcation devices. This migration has continued in 2010 as well.

          The IP/MPLS network, as a base for transport of IP services, has been continuously developed and extended in accordance with traffic growth. In 2010, Makedonski Telekom extended capacity of some interfaces of the IP/MPLS network.

          Makedonski Telekom launched 3Play offers in November 2008. In order to achieve this, during 2008, new equipment (e.g., Head-end, IPTV platform) was installed and necessary configuration of the existing access and transport network was made. In 2009, Head end equipment was extended for an additional number of channels and new applications were developed. During 2010, the IPTV platform was upgraded to a new software version in order to support new functionalities and a larger number of users.

          In order to prepare the network for prospective high bandwidth services, and to provide a solid basis against competition, Makedonski Telekom started the implementation of FTTH in 2009. We installed GPON equipment and built fiber optic infrastructure in a few areas in Skopje. In 2010, Makedonski Telekom continued with the implementation of FTTH.

          IT application and operation efficiency has been increased by introduction of new IT development standards and new IT technologies, supporting Makedonski Telekom and T-Mobile Macedonia processes and activities and providing a secure business environment.

          IT has developed systems and platforms to support development and sales of fixed and mobile converged services and introduction of 4Play service for T-Mobile Macedonia and Makedonski Telekom customers.

          Following DT's strategy for transformation and standardization of IT on a group-wide basis, Makedonski Telekom and T-Mobile Macedonia are participating in several Next Generation projects, such as NG CRM, NG Billing, NG Enterprise Marketing Management, Target Architecture and One.ERP.

          T-Mobile Macedonia has built a high quality and high capacity network that meets the requirements and needs of its growing subscriber base.

          At the end of 2010, the 2G radio access network consisted of 751 base stations on 551 sites providing 99.9 percent population coverage. The 3G radio access network consists of 135 Node base stations installed on 135 sites providing 62 percent population coverage allowing subscribers to use high speed Internet. In 2010, trial for data speed increase in 3G network has been conducted on two base station sites. A data speed increase to 14.4 Mb/s has been tested and deployed on 10 percent of the 3G network and the implementation of the higher speed will continue in 2011.

          In 2010, the billing system upgrade project was finished, which enabled new rating and billing functions, such as cost control, split billing and enhanced roaming ratings. T-Mobile Macedonia service platforms were complemented with functionalities that enable a unified customer experience across all servicing channels (IVR, SMS, MMS, web, handset).

          T-Mobile Macedonia is hosting the third mobile entrant in the local market for 2G services in some areas and from 2010, for 3G services on the whole network, with the national roaming arrangement, and is offering convergent fixed and mobile services through the whole process from providing services to invoicing for these services, while simultaneously enforcing its capabilities for even more business processes automation, as well as data security and availability.

          During 2010, Makedonski Telekom and T-Mobile Macedonia have started a three year project for implementation of a new consolidated CRM system that should enable 360 degree customer insight and further sharpen the customer focus of T-Mobile Macedonia.

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

ITEM 5—OPERATING AND FINANCIAL REVIEW AND PROSPECTS

          The following discussion should be read together with the consolidated financial statements, including the accompanying notes, included in this annual report. The consolidated financial statements, the accompanying notes as well as the discussion of results presented below have been prepared in accordance with IFRS as issued by the IASB. Revenues and operating expenses discussed under "—Results of Operations—By Segment" do not reflect intersegment eliminations.

          The strategies and expectations referred to in the following discussions are considered forward-looking statements and may be strongly influenced or changed by shifts in market conditions, new initiatives we implement and other factors. We cannot provide assurance that the strategies and expectations referred to in these discussions will come to fruition. Forward-looking statements are based on current plans, estimates and projections, and therefore, you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statements in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. Please refer to "Forward-Looking Statements" and "Item 3—Key Information—Risk Factors" for descriptions of some of the factors relevant to these discussions and other forward-looking statements in this annual report.

MANAGEMENT OVERVIEW

General

          2010 was an eventful year for Hungary, as well as for our company. The main driver of our 2010 performance and share price was the difficult economic and regulatory environment. Our financial results experienced a downward trend at the beginning of 2010 as our business performance continued to be affected by negative trends in prior quarters due to the wider economic downturn, declining domestic consumption, strong competition and market saturation in our core markets. However, market conditions started to improve in the second half of 2010, positively impacting our financial performance by the end of the year. These signs of recovery were partially set back by the government's decision in October to impose a special tax on a number of sectors, including telecommunications services.

          We achieved our public targets in 2010 with a revenue decline of 5.3 percent, a 5.5 percent decrease in underlying EBITDA (EBITDA excluding investigation-related costs, severance payments and accruals, and related provision reversals, as well as the special telecommunications tax) and a reduction in capital expenditures ("capex") of 10 percent, as per our previous guidance.

	Year ended December 31,
	2009	2010
	(in HUF millions)
Details of special influences, special telecommunications tax and EBITDA performance
Investigation-related costs	6,398	2,313
Severance payments and accruals, provision reversals	7,357	6,055

Total Special Influence	13,755	8,368
Special telecommunications tax	—	26,970
EBITDA	249,053	212,966
Underlying EBITDA, also excluding special telecommunications tax	262,808	248,304

          Driven by the continuing intense competition and depressed household consumption, our residential business remained under significant pressure with high fixed churn levels and lower usage. To address these trends, we continued to execute our strategy aimed at positioning Magyar Telekom as the leading 3Play operator with a focus on TV services. As a result, the ratio of multiple-play subscribers to total subscribers increased from 35 percent at the end of 2009 to 43 percent by the end of 2010. In addition, our satellite TV customer base in Hungary increased significantly from 156,142 customers at the end of 2009 to 254,188 customers at the end of 2010, and the number of IPTV customers increased from 67,430 customers at the end of 2009 to 124,374 customers at the end of 2010. Due to these favorable trends, Magyar Telekom strengthened its second position on the pay TV market in Hungary, according to a report published by NMIA, and it is our intention to become the number one player in time.

          In the residential mobile market, we witnessed positive trends in both our subscriber base and revenues. After a declining subscriber trend in 2009, the number of active customers increased again in 2010 and TMH remained the market leader in terms of market share based on the total number of active SIM cards generating traffic in the previous three months as published by NMIA. The number of TMH's Internet subscribers increased rapidly and going forward, we expect smart phones to become the principal driver of growth in the mobile data market, which we expect to support with our high quality 3G network covering more than 75 percent of the Hungarian population.

          In the BBU segment our business customers are facing increased pressure to renegotiate their contracts with us to achieve cost savings, resulting in a decline in voice revenues. Our SI/IT revenues have also decreased mainly due to the economic uncertainties and the government's strict budgetary measures, as governmental institutions, our largest customer group, stopped IT investments by the end of the year.

          Although the economies of Macedonia and Montenegro were starting to emerge from the recession by the second half of 2010, 2010 was a challenging year for our international markets. Despite our continuous efforts to increase customer retention in the fixed line market, the churn rate remained relatively high in both countries. In addition, usage declined further, also due to the unfavorable economic environment. However, due to initiatives we launched in 2010 to counter these negative factors, including the introduction of multi-play packages, we managed to increase our broadband and IPTV subscriber base further.

          In the mobile segment of our international markets, both of our subsidiaries faced intense competition. T-Mobile Macedonia's market share decreased, but the company continued to maintain its position as the market leader on the basis of the total number of SIM cards as published by AEC. Demand for mobile broadband services in Macedonia is increasing, supported by iPhone sales, and T-Mobile Macedonia continues to expand its 3G coverage. In Montenegro, competitors are still aggressive in the prepaid segment, while T-Mobile Crna Gora maintained its position as market leader in the postpaid segment based on the number of SIM cards as published by EKIP. Since the fourth quarter of 2010, T-Mobile Crna Gora has been the first and only Blackberry service provider and iPhone 4 distributor in Montenegro.

          Looking ahead, we expect that we will continue to face challenges in 2011. Although macroeconomic improvement is expected to continue in Hungary, household spending on telecommunications services is expected to remain under pressure due to increased household debt burdens and the slowly decreasing unemployment rate. At the same time we expect our business customers to continue to be conservative in terms of costs, leading to continued pressure on prices in contracts.

          In order to further enhance our efficiency and to react faster to changes in the market and the wider economy, we implemented a number of changes to our management structure. From July 1, 2010, all mass market product management, communications, market research and branding competencies are consolidated under the area of a Chief Marketing Officer. A Chief Sales Officer position was also created responsible for sales, customer service, provisioning and logistics for customer premises equipment to help ensure a seamless end-to-end service for our mass market customers. In parallel, approximately 28,000 small and medium size business customers were transferred from BBU to our mass market business, CBU. As most of these customers require products that are included in our residential portfolio, this enables us to serve them more efficiently and also enables our BBU segment to focus more on the crucial corporate, multinational and government accounts that require complex telecommunications and IT solutions, which we believe differentiates us from the rest of the market.

          We believe that the telecommunications sector will experience a significant growth in mobilization and data communication. We are committed to providing the highest level of customer experience through our high quality fixed and mobile network, and we intend to invest in the future by developing better quality and more efficient networks.

          In line with our strategy of capturing incremental revenue sources in business areas where the company can build on its existing capabilities, we entered the retail energy market in 2010, via the resale of natural gas and electricity, leveraging our extensive sales networks. We anticipate that participation in the retail electricity and gas market will enable us to retain existing, and win new, telecommunications customers with attractive energy offers, as we expect that such electricity and gas offers will help to support upsell and upgrade offers in the telecommunications business.

Dividend

          The Board of Directors proposed a HUF 50 per ordinary share dividend distribution to be approved by the Annual General Meeting of the Company on April 12, 2011.

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

          We established our current management structure in Hungary based on customer segments that require different technology and marketing strategies, and support functions. The Group's operating segments in Hungary are: Consumer Services Business Unit (CBU), Business Services Business Unit (BBU), Technology Business Unit (Technology) and Group Headquarters (Headquarters). In addition, the Group also has operations in Macedonia and Montenegro, which represent two additional reporting segments. The Media Business Unit, a separate operating segment in 2008 and 2009 (which was not a reportable segment for accounting purposes due to its relatively small size) was reported to the MC as part of the Group Headquarters in 2010, therefore we have included its numbers in the Headquarters' numbers in all three years presented.

          The movement of HUF against the Macedonian Denar ("MKD") and EUR can significantly affect all revenue and expense lines of our Macedonian and Montenegrin subsidiaries.

Critical Accounting Estimates

          The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB. Reported financial conditions and results of our operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements.

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

Outlook

          The telecommunications industry is undergoing significant changes globally. We have observed several long-term trends which are changing the structure of the Hungarian telecommunications market. These long-term trends include changes in technology (i.e., IP-based broadband products and solutions, emerging wireless broadband technologies), customer requirements (i.e., increase in mobile usability of content services and terminal devices, 4Play solutions and the growing need for customized content) and competition and regulation (i.e., low entry barriers, new business models, convergence in the telecommunications and media broadcast industry).

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

          Magyar Telekom's current plans and outlook are based on our best knowledge and expected circumstances. Nevertheless, we cannot predict the behavior of our competitors. Therefore, a stronger than assumed impact of alternative operators, new market entrants and new solutions in any country where we are present could result in a negative impact on our business performance.

          Each of our business segments is affected by its unique business environment, and we are subject to circumstances and events that are unforeseen or beyond our control. As the world economy shows signs of recovery, there have been indications of improvement in macroeconomic trends in Hungary however the recovery has been slow. After a one percent increase in GDP in 2010, analyst and government forecasts indicate GDP growth above three percent in 2011. The unemployment rate remains very high, above ten percent, and the volatility of the Hungarian currency is expected to continue. The government has sought to finance the Hungarian budget deficit through special taxes on several industries (e.g., banking, telecommunications and retail), as negotiations to renew loan resources from international financial institutions, such as the International Monetary Fund ("IMF") and the European Central Bank ("ECB") were suspended in the summer of 2010.

          In order to balance the government budget, the government implemented several measures to decrease the deficit to 3.0 percent of GDP in 2011. The most significant of these was the 6.5 percent special telecommunications tax, which had a negative impact of HUF 26,970 million on our EBITDA in 2010. Our Business Services Business Unit was also affected by heavy spending cuts by the government, our largest business customer. Despite these measures and a negative business environment, we expect that our core business units will be able to continue to generate strong cash flows from the operations, although the special telecommunications tax will impact our dividend policy. Partially mitigating these negative measures, the government lowered the income tax rates from 2011, which may lead to increased demand for telecommunications services as household disposable income increases. Tax rates for small and medium-sized companies were also lowered.

          We have identified several risk factors which may affect our business in the future including changes in the regulatory environment, in competition, and in foreign exchange rates. See the detailed description of these and other risk factors in "Item 3—Risk Factors".

Revenues

          The following reflects our current expectations with respect to our plans and initiatives:

          In fixed line operations, we expect continued decline in fixed line voice revenues due to continued line reduction and fixed line unit price erosion driven by mobile substitution and increased competition in the fixed line market, including competition from VoIP or VoCable providers. Mobile substitution is still the main driver of the churn and we expect that average mobile per minute fees will be continue to be lower than average fixed line per minute fees in 2011. As indicated in our strategy, to mitigate the decrease in fixed line voice revenues we are now moving from a traditional traffic-based revenue structure to an access-based revenue structure, which will allow us to substitute declining traffic revenues with content, entertainment and bundled access revenues. Based on draft directives of NMIA, fixed line interconnection tariffs are expected to reduce further in 2011 and in the years after, having additional negative impact on our fixed line revenues.

          We aim to move further toward content and media services to support traditional access services, build new revenue streams and exploit new revenue sources. As the market is shifting towards multiplay offers, we are combining our product portfolio in order to provide all services for every customer demand on every platform. In the second half of 2010, we presented the first 4Play offer in the Hungarian market.

          In the saturated fixed line market TV remains the key driver. Building on our large variety of platforms (cable, IP, DVB-S), we are targeting to reach those customers who currently have less than three of our services. In 2010, we increased the number of our Revenue Producing Customers ("RPC") more than our competitors, as a result, we gained additional market share. We are targeting continued growth in the RPC figures to be continued in 2011, however margins are under pressure due to significant competition. To strengthen our position in the TV market, we are building on our two existing channels (weather, lifestyle), and we are committed to add more channels to our broadcasting services depending on market conditions.

          In mobile operations in Hungary, market penetration is now saturated, and we expect flat development in 2011. We expect further growth in mobile broadband and the future growth potential of value-added and data services, which is supported by the continuing roll-out of UMTS and HSDPA services.

          Fixed line interconnection tariffs are expected to be reduced by ten percent in 2011, and by an additional ten percent in December 2012 (with the extension to VoIP and VoCable). Fixed-to-mobile and mobile-to-mobile termination tariffs as well as mobile termination fees are expected to be further reduced.

          To maintain sustainable competitiveness in the corporate sector, we have committed to further developing our IT competencies by focusing on complex service offerings through managed services, system integration and outsourcing through consultant services to corporate customers. Expanding our business operations to these new areas with lower profitability has a dilutive effect on the company's profitability both in the fixed line segment and at the Magyar Telekom Group level.

          In Macedonia, competition is increasing both in the fixed line and mobile segment. Our main competitors in the fixed line segment are ONE and two major cable TV operators (Telekabel and CableTel), targeting the retail voice market with 3Play offers (ONE is capable of offering 4Play as well), aggressive pricing and marketing communication. Fast-growing fixed broadband, the roll-out of new platforms (FTTx) and combined fixed-mobile products may only partially offset the decline in fixed voice revenues.

          We also expect more intensive regulatory measures in Macedonia in the future. In addition to currently existing obligations (RIO, RUO, Naked DSL, Number Portability, Cost-based pricing, Accounting separation, Access to specific network elements, Wholesale Line Rental, Wholesale Digital Leased Line, Minimal set of leased lines, Bitstream Access), new regulations are expected to come into effect in relation to asymmetric mobile termination and control of retail prices. A further decline in wholesale fees (e.g., IC, leased lines, WLR) is also expected.

          In the mobile segment the competition is also very strong with three players in the market but mobile voice revenues are still expected to increase on the basis of fast growth in mobile broadband based on the new 3G technology. T-Home services included in T-Mobile bundled offers were launched during 2010. Demand for mobile data services (e.g., IP-VPN, DLL, Metro Ethernet) is expected to decrease due to unfavorable market conditions.

          In Crnogorski Telekom, we are also expecting difficulties due to competition and regulation in the near future. Fixed wholesale revenues are expected to be the most impacted by regulatory actions (reducing international termination rates to rates at the national level), while mobile revenue is also expected to decline due to gradual termination fee cuts. Growth in fixed and mobile broadband cannot entirely compensate the losses in the voice market. Competitors are also putting pressure on prices with 2Play and 3Play offers.

          In the Montenegrin market, new regulatory actions are expected related to prepaid registration (i.e., the obligation to register each prepaid customer with the regulator) and SIM changes, cost-based pricing, wholesale obligation and number portability.

Expenses

          We are entirely committed to improving internal operational efficiency in all of our business segments. To accomplish our goals despite the intensifying competitive environment, we expect to offset decreasing revenue with strict cost control. We will continue our group-wide efficiency project Save for Service ("S4S"). This multi-year project yielded substantial savings in 2010, and will be continued in the coming years. The target for S4S in 2011 is to overhaul cross-functional, end-to-end processes, and to exploit all cost saving opportunities with better optimization and re-organization of processes irrespective of current organizational borders.

          We have reached an agreement with trade unions on wage development, headcount reduction and decreases in additional employee allowances at the parent company for 2011. The key elements of the agreement are the following: reduction of headcount by 300 employees in addition to executive termination and retirement and a four percent wage increase from July 2011 (two percent for higher paid employees). These measures will reduce our Total Workforce Management ("TWM") related costs.

          In line with world market developments and the liberalization of the Hungarian energy market, we have experienced rapid growth in energy prices above the inflation level. We expect energy prices to remain high in 2011, impacting us negatively.

Total investments in tangible and intangible assets

          Compared to previous years, the key priorities of capex spending have not changed. Investments in new products and platforms (e.g., FTTx, LTE) remain our key strategic goals although the overall investment level is decreasing. We will also continue the roll-out of the UMTS and HSDPA infrastructure by building new base stations but the total investment will decrease in that area.

          We will increase investments in the IT area to reach our goals to become an ICT leader in Hungary, while expansion into new segments (e.g., energy sector) will also demand additional investments.

          Striving for further improvement in customer orientation, the strategic priority for 2011 and beyond is the successful implementation of a new CRM system. We are targeting the complete overhaul of the current customer management of the Company. The goals of the project include not just the replacement of outdated billing systems but to bring a new approach to the entire customer management process by integrating fixed and mobile portfolios.

          In 2010, we succeeded in decreasing our total level of investments in tangible and intangible assets compared to 2009, despite the volatility of the Hungarian currency during the year.

          According to our strategy, we are committed to further strengthening and leveraging our presence in the South-East European region. Therefore, we are continuously seeking further value-creating acquisition and investment targets.

Revenue and EBITDA targets

          Our revenue and underlying EBITDA, also excluding the special telecommunications tax, decreased more moderately than our previous estimates of a 6-8 percent and 7-9 percent decrease in revenue and underlying EBITDA, respectively, in 2010. Revenues decreased by 5.3 percent and underlying EBITDA decreased by 5.5 percent, which resulted in an almost flat EBITDA compared to the prior year, primarily due to our strong focus on cost efficiency. In line with our target, our capex decreased by 10 percent compared to 2009. Despite a special telecommunications tax advance payment of HUF 28 billion, our free cash flow (defined as operating cash flow and investing cash flow adjusted for proceeds from / payments for other financial assets) declined by HUF 4,548 million. These results indicate the beginnings of a recovery in the Hungarian economy and we continue to see positive signs in customer spending.

          Improved trends have also been observed in the Hungarian residential market: mobile usage increased in 2010 and churn due to non-payment significantly declined in the last quarters. The number of mobile subscribers grew in 2010 after a slight decrease in 2009. Growth continued in the number of TV customers and mobile Internet subscribers. In addition, we successfully implemented further cost cutting measures, notably in employee-related and other operating expenses.

          In light of the above trends, we expect that our revenues will decline by 3-5 percent and underlying EBITDA by 4-6 percent in 2011 compared to 2010, excluding special influences and the special telecommunications tax. In addition, we are aiming to further reduce capex spending by approximately 5 percent.

OPERATIONS REVIEW—GROUP

Revenues

          The following table sets forth information regarding our revenues:

	Year ended December 31,			Year ended December 31,
	2008	2009	2010	2009/2008	2010/2009
	(in HUF millions)			(percent change)
Fixed line revenues	299,895	274,080	249,633	(8.6)	(8.9)
Mobile revenues	331,765	325,996	315,173	(1.7)	(3.3)
SI/IT revenues	41,396	43,913	44,773	6.1	2.0

Total revenues	673,056	643,989	609,579	(4.3)	(5.3)

Fixed Line Revenues

          The following table sets forth information regarding our fixed line revenues:

	Year ended December 31,			Year ended December 31,
	2008	2009	2010	2009/2008	2010/2009
	(in HUF millions)			(percent change)
Voice-retail	151,033	128,133	106,623	(15.2)	(16.8)
Voice-wholesale	21,494	21,322	21,317	(0.8)	(0.0)
Internet	59,823	55,089	53,755	(7.9)	(2.4)
Data	28,839	30,762	27,710	6.7	(9.9)
TV	18,830	23,753	28,549	26.1	20.2
Equipment	7,058	4,745	4,091	(32.8)	(13.8)
Other fixed line revenues	12,818	10,276	7,588	(19.8)	(26.2)

Total fixed line revenues	299,895	274,080	249,633	(8.6)	(8.9)

          The table below sets forth information regarding total revenue generating fixed access lines in Hungary, Macedonia and Montenegro:

	Year ended December 31,			Year ended December 31,
	2008	2009	2010	2009/2008	2010/2009
				(percent change)
Number of fixed lines at Magyar Telekom Plc. (including Emitel)
Residential	1,595,517	1,387,609	1,215,393	(13.0)	(12.4)
Business	204,839	190,248	175,822	(7.1)	(7.6)
Payphone	16,284	14,801	11,912	(9.1)	(19.5)

Total	1,816,640	1,592,658	1,403,127	(12.3)	(11.9)
ISDN channels	419,754	383,952	349,108	(8.5)	(9.1)

Total	2,236,394	1,976,610	1,752,235	(11.6)	(11.4)

Number of fixed lines at Makedonski Telekom
Residential	356,082	305,806	281,436	(14.1)	(8.0)
Business	34,864	31,443	29,255	(9.8)	(7.0)
Payphone	1,692	1,218	889	(28.0)	(27.0)

Total	392,638	338,467	311,580	(13.8)	(7.9)
ISDN channels	38,598	34,766	32,328	(9.9)	(7.0)

Total	431,236	373,233	343,908	(13.5)	(7.9)

Number of fixed lines at Crnogorski Telekom
Residential	144,897	140,591	137,156	(3.0)	(2.4)
Business	18,532	18,241	17,476	(1.6)	(4.2)

Total	163,429	158,832	154,632	(2.8)	(2.6)
ISDN channels	18,806	18,058	17,052	(4.0)	(5.6)

Total	182,235	176,890	171,684	(2.9)	(2.9)

  Voice-retail revenues

          Voice-retail revenues consist of revenues from subscriptions, domestic and international outgoing traffic revenues as well as value-added and other services revenues.

          Fixed line voice-retail revenues decreased both in 2009 and 2010, mainly driven by lower subscription fees and outgoing traffic revenues at Magyar Telekom Plc. due to a decreased customer base and lower usage resulting primarily from weak economic conditions, mobile substitution and also competition from VoCable and VoIP service providers.

          Subscriptions.    Revenues from subscriptions consist of revenues from monthly subscription fees for price plans. Revenues from subscriptions are principally a function of the number and mix of residential, business and ISDN access lines and corresponding charges. The decrease in subscription revenues in 2009 and in 2010 was mainly due to lower revenues in the Hungarian fixed line operations driven by a lower average number of fixed line subscribers. Lower subscription revenues at Makedonski Telekom were also driven by a declining average PSTN customer base.

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

          The following table sets forth the total minutes of domestic telephone traffic that our fixed line subscribers generated, including calls from the fixed line network to mobile subscribers:

	Year ended December 31,			Year ended December 31,
	2008	2009	2010	2009/2008	2010/2009
	(in thousands of minutes)			(percent change)
Magyar Telekom Plc. (including Emitel)	4,020,941	3,520,251	3,098,288	(12.5)	(12.0)
Makedonski Telekom	1,194,717	876,761	698,770	(26.6)	(20.3)
Crnogorski Telekom	324,603	300,902	301,639	(7.3)	0.2

          Domestic outgoing fixed line traffic revenues decreased in 2009 compared to 2008 mainly as a consequence of lower fixed to mobile revenues in Hungary due to the reversal of a HUF 8,525 million provision booked on F2M termination fees in June 2008, as described below.

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

          The NCA called upon us to repay the difference to our universal customers regardless of the status of the above legal cases. In August 2008, the negotiations with NCA resulted in a positive conclusion, whereby the NCA accepted our arguments that despite other forms of compensation, we had already passed on the required discounts to the customers. Even though the NCA conclusion was limited to the year 2005, based on the NCA's reasoning for the relief, we believe that we passed on the required discounts to our customers in the subsequent years of 2006-2008 as well. As a result of the above, we believed that the recognition of the provision was no longer necessary, and released to revenues the total amount of the HUF 8,525 million provision recorded in prior years.

          In 2009 and 2010, the decline in the number of PSTN lines and decreasing traffic led to lower domestic outgoing traffic revenues in Hungary. We offered several price discounts to customers choosing different flat-rate and optional price plans to decrease churn, resulting in lower average per minute fees. Traffic revenues also declined due to the increasing usage of bundled fixed line services (2Play, 3Play and 4Play price plans).

          Domestic outgoing traffic revenues decreased also at Makedonski Telekom and Crnogorski Telekom throughout the period primarily due to lower usage and price discounts as a consequence of increasing mobile substitution. In 2009, the significant weakening of the HUF against the MKD and the EUR on average partly offset these decreases.

          International outgoing traffic revenues.    International outgoing traffic revenues are a function of rates and the number, duration and mix of calls placed by our fixed line subscribers to destinations outside Hungary in the case of Magyar Telekom Plc., outside Macedonia in the case of Makedonski Telekom and outside Montenegro in the case of Crnogorski Telekom.

          The following table sets forth information concerning outgoing international traffic(1):

	Year ended December 31,			Year ended December 31,
	2008	2009	2010	2009/2008	2010/2009
	(in thousands of minutes)			(percent change)
Magyar Telekom Plc. (including Emitel)	73,746	64,946	64,919	(11.9)	(0.0)
Makedonski Telekom	22,481	18,527	16,798	(17.6)	(9.3)
Crnogorski Telekom	53,202	47,386	43,166	(10.9)	(8.9)

(1)
Excludes minutes from calls placed by subscribers of other local telephone operators and mobile service providers. Our revenues relating to these calls are included in revenues from domestic incoming traffic.

          International outgoing fixed line traffic revenues decreased both in 2009 and 2010 at Magyar Telekom Plc. and also at our foreign subsidiaries resulting from lower volumes of minutes and loss of lines.

          Value-added and other services.    Revenues from value-added and other services mainly consist of fees for digifon services and directory assistance.

          Value-added and other services revenues declined both in 2009 and 2010 primarily driven by lower revenues at Magyar Telekom Plc. and Makedonski Telekom due to lower usage of value-added services (e.g., directory assistance, premium rate numbers).

  Voice-wholesale revenues

          Voice-wholesale revenues consist of domestic and international incoming traffic revenues. Fixed line voice-wholesale revenues remained at the same level throughout the reported period. While prices and volumes fluctuated during the period in our markets of operation, overall, revenues remained stable as these underlying trends either offset each other or did not result in material increases or decreases.

  Internet revenues

          Internet revenues declined both in 2009 and 2010 primarily in Hungary, as the increase in broadband volumes did not fully offset the effect of lower prices as a result of strong competition. Since the rebranding in September 2008, as a result of increased competition, there has been a strong trend towards consolidation of services into 2Play and 3Play plans at lower price levels. Lower narrowband Internet revenues were driven by a decreased narrowband subscriber base and the decline in dial-up traffic. Lower advertisement revenues as a result of the economic crisis also contributed to the decrease in Internet revenues in 2009. These decreases were partly offset by an increase in the number of Cablenet customers in Hungary and ADSL connections at our foreign subsidiaries.

          The following table sets forth information concerning broadband customer figures in Hungary, Macedonia and Montenegro:

	Year ended December 31,			Year ended December 31,
	2008	2009	2010	2009/2008	2010/2009
				(percent change)
Hungary
Retail DSL customers	436,683	467,916	492,758	7.2	5.3
Wholesale DSL access	196,776	161,270	130,965	(18.0)	(18.8)

Total DSL access	633,459	629,186	623,723	(0.7)	(0.9)
Cable broadband customers	127,683	152,878	181,056	19.7	18.4
Fiber optic connections	0	7,247	19,109	n.a.	163.7
Leased line Internet subscribers	617	558	564	(9.6)	1.1
Macedonia
Retail DSL customers	81,858	109,617	130,127	33.9	18.7
Wholesale DSL access	17,008	18,751	21,091	10.2	12.5

Total DSL access	98,866	128,368	151,218	29.8	17.8
Leased line Internet subscribers	129	228	301	76.7	32.0
Montenegro
Retail DSL customers	38,956	54,983	68,540	41.1	24.7
Leased line Internet subscribers	188	191	193	1.6	1.0

  Data revenues

          Data revenues increased in 2009 compared to 2008 mainly driven by the increase at Crnogorski Telekom due to a higher number of leased line customers and increased GIA wholesale broadband revenues. This increase was largely intensified by the significant weakening of the HUF against the euro. The increase in Makedonski Telekom's broadband data revenues was primarily attributable to the favorable currency translation effect as a result of a weaker HUF and, to a lesser extent, to higher number of leased line customers. These retail volume increases were partly offset by the decline in the number of wholesale broadband leased lines with VIP (the third largest operator in the Macedonian mobile market).

          Data revenues decreased in 2010 compared to 2009. Lower narrowband data revenue at Headquarters was primarily due to lower Flex-Com leased line revenues driven mainly by a decrease in volumes attributable to migration to cheaper products. Lower broadband data revenue reflected the sale of Orbitel (an alternative telecommunications and Internet service provider in Bulgaria, in which we had 100 percent interest) in January of 2010, and no further revenues from Orbitel as a result. See Note 2.2.1 and Note 26 to the consolidated financial statements for details of Orbitel's sale. At Magyar Telekom Plc., lower data broadband revenue for BBU was driven by decreased revenues relating to ADSL portfolios and leased lines. Lower broadband revenues at Combridge, our subsidiary offering retail and wholesale fixed line telecommunications services in Romania, were primarily driven by the loss of retail key accounts and decreased prices due to strong competition. These decreases were partially offset by the increase in Makedonski Telekom's broadband data revenues.

  TV revenues

          TV revenues increased both in 2009 and 2010. The increase in TV revenues resulted primarily from the introduction of satellite TV service in Hungary in November 2008. The number of satellite TV customers increased significantly and reached 254,188 customers at December 31, 2010 compared to 5,338 at the end of 2008. The growth in the IPTV subscriber base both in Hungary and at our foreign subsidiaries also contributed to the increase in TV revenues. These increases were partly offset by lower cable TV revenues driven by decreased average revenue per user and lower subscriber base in Hungary.

          The following table sets forth information concerning our TV customer figures in Hungary, Macedonia and Montenegro:

	Year ended December 31,			Year ended December 31,
	2008	2009	2010	2009/2008	2010/2009
				(percent change)
Hungary
Cable TV customers	422,936	406,841	370,212	(3.8)	(9.0)
Satellite TV customers	5,338	156,142	254,188	2,825.1	62.8
IPTV customers	28,496	67,430	124,374	136.6	84.4

Total TV customers	456,770	630,413	748,774	38.0	18.8
Number of IPTV customers
Makedonski Telekom	1,952	14,150	30,123	624.9	112.9
Crnogorski Telekom	17,531	29,612	40,042	68.9	35.2

  Fixed line equipment sales

          Revenues from sales of fixed line equipment decreased both in 2009 and 2010. In 2009, the decrease was primarily due to lower revenues at Combridge. Lower telecommunications equipment rental revenue throughout the period at Magyar Telekom Plc. reflected the decrease in the number of rented telephone sets. At Makedonski Telekom, the decrease was due to lower sales volumes of personal computers and ADSL modems, partially offset by increased sales volumes of TV sets.

  Other fixed line revenue

          Other fixed line revenues include construction, maintenance, rental and miscellaneous revenues.

          Other fixed line revenues decreased by 19.8 percent in 2009 compared to 2008. The decrease partly resulted from lower other revenues due to a decreased number of contact center contracts in the financial sector. Lower revenues related to telephone book publishing at Magyar Telekom Plc. and the decline in other fixed line revenues of Combridge also contributed to the decrease.

          Other fixed line revenues decreased by 26.2 percent in 2010 compared to 2009. The decrease resulted mainly at Technology, as we no longer received revenues from DT after termination of the agreement to provide customer care service to DT from January 2010 as well as lower volumes of construction work for the government due to cuts in government spending. Lower revenues from telephone book publishing at Magyar Telekom Plc. also negatively affected other fixed line revenues. These decreases were partially offset by higher other fixed line revenues at CBU from the sale of set-top-boxes to Slovak Telekom and increased revenues from family insurance services.

Mobile Revenues

          The following table sets forth information regarding our mobile revenues:

	Year ended December 31,			Year ended December 31,
	2008	2009	2010	2009/2008	2010/2009
	(in HUF millions)			(percent change)
Voice-retail	196,983	192,704	185,967	(2.2)	(3.5)
Voice-wholesale	46,241	41,563	36,815	(10.1)	(11.4)
Voice-visitor	5,995	4,959	4,217	(17.3)	(15.0)

Voice	249,219	239,226	226,999	(4.0)	(5.1)
Non-voice	50,936	56,188	57,789	10.3	2.8
Equipment	21,169	21,320	22,691	0.7	6.4
Other mobile revenues	10,441	9,262	7,694	(11.3)	(16.9)

Total mobile revenues	331,765	325,996	315,173	(1.7)	(3.3)

          The following table provides information concerning TMH, T-Mobile Macedonia and T-Mobile Crna Gora:

	Year ended December 31,			Year ended December 31,
	2008	2009	2010	2009/2008	2010/2009
				(percent change)
T-Mobile Hungary
Total number of subscribers	5,361,792	5,119,584	5,208,418	(4.5)	1.7
MOU	152	155	168	2.0	8.4
ARPU (HUF)
Total subscriber	4,087	3,764	3,732	(7.9)	(0.9)
Postpaid subscriber	7,720	6,736	6,066	(12.7)	(9.9)
Prepaid subscriber	1,890	1,699	1,699	(10.1)	0.0
Ratio of non-voice revenues in ARPU (percent)	17.2	19.4	20.8	n.a.	n.a.
Average SAC per gross addition in HUF	7,376	7,851	6,531	6.4	(16.8)
Number of mobile broadband subscriptions	264,026	428,545	624,450	62.3	45.7
T-Mobile Macedonia
Total number of subscribers	1,379,191	1,381,094	1,295,285	0.1	(6.2)
MOU	111	121	135	9.0	11.6
ARPU (HUF)	2,586	2,678	2,690	3.6	0.4
T-Mobile Crna Gora
Total number of subscribers	506,519	531,457	464,039	4.9	(12.7)
MOU	105	96	105	(8.6)	9.4
ARPU (HUF)	2,886	2,459	2,430	(14.8)	(1.2)

          Revenues from mobile telecommunications services amounted to HUF 325,996 million for the year ended December 31, 2009 compared to HUF 331,765 million in 2008. The decrease in mobile revenues resulted primarily from significantly lower voice revenues in Hungary, which were largely offset by higher non-voice revenues at TMH and higher voice revenues at T-Mobile Macedonia, which were strongly affected by favorable currency translation.

          In 2010, mobile revenues decreased by 3.3 percent to HUF 315,173 million, primarily due to lower voice revenues at TMH and also at our foreign subsidiaries, which were partially offset by increases in non-voice revenues and equipment revenues at TMH.

  Voice-retail revenue

          Voice-retail revenues consist of revenues from subscriptions, voice-retail traffic and roaming voice revenues.

          Within mobile telecommunications services, voice traffic revenues represent the largest portion of revenues. In Hungary, the decrease in voice-retail revenues in 2009 compared to 2008 reflected primarily retail tariff erosion due to strong competition. Roaming tariff decreases within the EU also contributed to the decrease. These decreases were partially offset by the increase at T-Mobile Macedonia, primarily attributable to favorable foreign exchange movements, as well as higher MOU, which was partially offset by a decrease in average per minute fees and lower subscription fees.

          In 2010, the decline in TMH's revenues primarily resulted from lower per minute fees due to strong competition. Lower voice-retail revenues at T-Mobile Macedonia were mainly driven by decreased average prices per minute, which were partially offset by higher traffic and increased subscriber fee revenues due to a higher number of postpaid subscribers. The decrease in voice-retail revenues at T-Mobile Crna Gora was due to a decrease in prepaid revenues as a result of a lower customer base and lower prices per minute.

          Mobile penetration at December 31, 2010 reached 120.2 percent in Hungary and TMH preserved its market leader position with a 43.4 percent market share on the basis of total number of SIM cards as published by NMIA. Within total customer base of TMH, the proportion of postpaid customers increased to 48.2 percent at December 31, 2010 from 38.5 percent at the end of 2008, indicating the migration of prepaid customers to fixed contracts, which we seek to stimulate through price plans, sales commission schemes and loyalty programs.

  Voice-wholesale revenues

          Voice-wholesale revenues consist of domestic and international incoming traffic revenues.

          Voice-wholesale traffic revenues declined by 10.1 percent in 2009 compared to 2008 and by 11.4 percent in 2010 compared to 2009. In Hungary, mobile termination fees were reduced by the NCA from January 1, 2009 and this reduction together with a decrease in incoming MOU caused significant revenue losses. In 2010, the NMIA decreased the mobile termination rates by 16 percent from January 2010 and by a further 16 percent from December 2010 leading to further downward pressure on TMH's revenues despite increasing incoming MOU. In 2009, the negative effects of mobile termination fee reductions in Hungary were partially offset by higher voice-wholesale revenues at T-Mobile Macedonia mainly resulting from the significant weakening of the HUF against the MKD. In addition to the currency effect, higher MVNO revenues from VIP (the third largest mobile service operator in the Macedonian market) due to higher incoming traffic also positively affected wholesale revenues. Higher interconnection revenues from mobile operators reflected the enlarged subscriber base of all the three Macedonian mobile operators.

  Voice-visitor revenues

          Voice-visitor revenues (revenues derived from customers of foreign network operators generating traffic within the network of TMH) declined both in 2009 and 2010, primarily due to the decreased traffic at TMH and also at our foreign subsidiaries.

  Non-voice revenues

          Within the mobile telecommunications services, non-voice revenues increased by 10.3 percent in 2009 and by 2.8 percent in 2010. Non-voice revenues consist of Internet, content and data revenues and represented 18.3 percent of our mobile revenues in 2010 compared to 15.4 percent in 2008. Higher non-voice revenues in 2009 and in 2010 reflected higher access revenues supported by the expansion of mobile Internet usage primarily at TMH. In 2010, the increase was partly offset by lower messaging and content revenues due to decreased usage of television voting games through SMS. TMH maintained its market leader position in the mobile broadband market with a 47.8 percent market share at the end of 2010, based on number of mobile broadband customers (624,450 mobile broadband customers) according to the report published by NMIA.

          Mobile Internet usage increased also at our foreign mobile subsidiaries throughout the period, although this volume increase only partially offset the decrease in data revenues due to SMS promotions (price discounts for text messages) as a result of strong competition at T-Mobile Macedonia in 2010.

  Equipment

          Mobile equipment revenues increased in 2009 compared to 2008 mainly due to an increase at T-Mobile Macedonia, driven by a higher number of handsets sold in retention campaigns despite lower average prices for handsets. Declining equipment revenues at TMH mostly offset this increase due to a decreased number of handsets sold, as a result of poor economic conditions leading to reduced demand, and high mobile penetration in Hungary. The average sales price per handset increased due to high-end offers (iPhone and multimedia plans), but this increase did not fully offset the decrease in sales volumes.

          Mobile equipment and activation revenues increased in 2010 compared to 2009 mainly due to a higher number of new customers and a higher number of handset upgrades at TMH. The increase in sales volumes led to higher equipment revenues, despite a decrease in average upgrade handset prices. This increase in revenues was partially offset by lower equipment revenues at T-Mobile Macedonia, driven by lower average prices for handsets and a decreased number of handsets sold to both new and existing customers.

  Other mobile revenues

          The decrease in other mobile revenues both in 2009 and 2010 reflected a lower level of TETRA-related revenues at Pro-M resulting from decreased government spending.

SI/IT Revenues

          The following table sets forth information regarding our SI/IT revenues:

	Year ended December 31,			Year ended December 31,
	2008	2009	2010	2009/2008	2010/2009
	(in HUF millions)			(percent change)
SI and IT revenues	41,396	43,913	44,773	6.1	2.0

          SI and IT revenues increased by 6.1 percent in 2009 as a result of higher outsourcing revenues and also driven by increased application revenues, which were partially offset by lower infrastructure and prime contracting revenues.

          SI and IT revenues increased in 2010 compared to 2009, reflecting an increase in infrastructure revenues at KFKI driven by higher revenues from outside partners than from intercompany projects in 2010. The inclusion of ISH, our new subsidiary providing software for the health care sector also contributed to the increase. These increases were partially offset by a large one-off sale of assets in a finance lease transaction in 2009.

Operating Expenses

          The following table sets forth information regarding our operating expenses:

	Year ended December 31,			Year ended December 31,
	2008	2009	2010	2009/2008	2010/2009
	(in HUF millions)			(percent change)
Voice-, data- and Internet-related payments	79,076	71,583	65,247	(9.5)	(8.9)
Material cost of telecommunications equipment sold	45,061	44,011	41,037	(2.3)	(6.8)
Payments to agents and other subcontractors	43,421	44,982	51,143	3.6	13.7

Expenses directly related to revenues	167,558	160,576	157,427	(4.2)	(2.0)
Employee-related expenses	100,320	101,918	93,884	1.6	(7.9)
Depreciation and amortization	106,120	101,920	100,872	(4.0)	(1.0)
Other operating expenses	141,049	135,305	148,750	(4.1)	9.9

Total operating expenses	515,047	499,719	500,933	(3.0)	0.2

  Voice-, data- and Internet-related payments

          Voice-, data- and Internet-related payments decreased in 2009 compared to 2008. Lower voice-related payments to domestic mobile operators in Hungary were driven by lower mobile termination fees applied from January 1, 2009. Declining roaming payments were in line with the EU roaming tariff decrease as well as lower usage. At Makedonski Telekom, the payments to domestic mobile operators decreased due to lower interconnection fees and decreased traffic, while lower payments to international operators resulted from a lower volume of minutes and a lower average SDR settlement rate, partially offset by a higher MKD/SDR exchange rate. Lower traffic together with decreased termination fees resulted in declining international payments in the case of Crnogorski Telekom.

          Voice-, data- and Internet-related payments decreased by 8.9 percent in 2010 compared to 2009 predominantly resulting from lower voice-related payments to domestic mobile operators in Hungary driven by lower mobile termination fees applied from January 2010 and December 2010 as well as lower traffic. The payments to international operators also decreased at Magyar Telekom Plc. due to decreased traffic, lower average settlement fees and a lower average HUF/EUR exchange rate. The decrease in voice-related payments was also attributable to the sale of Orbitel in January 2010. These decreases were partially offset by higher payments to domestic mobile operators driven by higher volumes of international minutes with higher prices at Makedonski Telekom and increases also at T-Mobile Macedonia mainly due to the increased volume of traffic in line with the enlarged subscriber base of VIP (the third largest mobile service operator in the Macedonian market).

  Material cost of telecommunications equipment sold

          The material cost of equipment sold decreased by 2.3 percent in 2009 compared to 2008. The decrease was primarily due to decreasing costs at Pro-M in line with lower TETRA-related revenues in 2009. The decrease was also attributable to a lower number of handsets sold in the mobile prepaid segment at TMH, and a lower number of ADSL modems sold on wholesale basis. These decreases were largely counterbalanced by higher material cost of equipment at T-Mobile Macedonia resulting from a higher number of handsets sold in retention campaigns.

          The material cost of telecommunications equipment decreased by 6.8 percent in 2010 compared to 2009. The decrease at T-Mobile Macedonia was primarily due to a lower number of new customers and a decrease in the average cost of handsets, which were partially offset by a higher equipment sales ratio (the proportion of new customers purchasing a handset). A significantly lower cost of equipment at Pro-M was due to the much lower number of construction projects in 2010 due to cuts in government spending. The lower cost of equipment sold at BBU was in line with the lower sales volumes of mobile handsets. At Makedonski Telekom, decreased sales volumes of PCs in PC+ADSL offers and lower sales volumes of telecommunications equipment sold within integrated solutions also contributed to the decrease in cost of equipment.

  Payments to agents and other subcontractors

          Payments to agents and other subcontractors include payments made to our subcontractors in SI/IT projects, agents' and dealers' commissions, content and TV related payments (including broadcast and royalty fees) and other revenue related payments (such as expenses of operators in directory services, cost of the energy sold in our new retail energy trade).

          Payments to agents and other subcontractors increased by 3.6 percent in 2009 compared to 2008. The increase mainly related to higher SI/IT-related payments at IQSYS in line with higher outsourcing revenues as well as increased application revenues. The increase was also due to higher content- and TV-related payments due to broadcast and royalty fee paid by Magyar Telekom Plc. in connection with satellite TV and IPTV services.

          Payments to agents and other subcontractors increased in 2010 by 13.7 percent compared to 2009. The increase was primarily due to higher content and TV-related payments due to broadcast and royalty fees paid by CBU in connection with satellite TV and IPTV services. The increase was also due to increased SI/IT-related payments in line with higher infrastructure revenues at KFKI and the inclusion of ISH's full year payments in 2010 after its acquisition in December 2009. A further increase was due to higher other revenue-related payments at Headquarters related to energy costs appearing in line with the launch of retail energy trade in 2010. These increases were partially offset by lower SI/IT-related payments at IQSYS in line with lower SI/IT revenues.

  Employee-related expenses

          Employee-related expenses in 2009 amounted to HUF 101,918 million increasing by 1.6 percent compared to 2008. The increase in employee-related expenses was predominantly attributable to higher severance expenses at Magyar Telekom Plc. in 2009. The increase was also due to a higher average employee number (due to the insourcing of temporary workforce) and a 5.6 percent average wage increase from April 1, 2009. These increases were partially offset by decreased severance expenses at Makedonski Telekom and at Crnogorski Telekom, where a significant amount of severance expenses were recorded in 2008. The group headcount number increased from 10,439 on December 31, 2008 to 10,828 on December 31, 2009.

          Employee-related expenses decreased by 7.9 percent in 2010 compared to 2009. The decrease was mainly attributable to a lower Group headcount number, which decreased from 10,828 on December 31, 2009 to 10,258 on December 31, 2010 due to cost savings measures. The decrease was also attributable to a decrease in severance-related expenses due to a lower number of employees laid off and the reduction in benefits given to employees due to cost cutting measures primarily at Magyar Telekom Plc. These decreases were partially offset by increased severance payments at Crnogorski Telekom due to the dismissal of employees in 2010 and the inclusion of of ISH's full year expenses in 2010 after its acquisition in December 2009.

  Depreciation and amortization

          Depreciation and amortization decreased by 4.0 percent to HUF 101,920 million in 2009, mainly as a result of the decrease at Magyar Telekom Plc. due to changes in the useful lives of certain group of assets both in 2008 and 2009. The reviews of the useful lives of intangible assets during the period affected the lives of a large number of assets including primarily the IT, billing and other operation support systems and software.

          Depreciation and amortization decreased by 1.0 percent in 2010 compared to 2009, mainly due to the HUF 969 million goodwill impairment booked in June 2009 before the sale of Orbitel in January 2010.

  Other operating expenses

          Other operating expenses include mainly materials and maintenance, marketing, service fees, fees and levies, rental fees, bad debt expense, energy and consultancy.

          Other operating expenses decreased by 4.1 percent in 2009 compared to 2008. Lower other operating expenses reflected primarily the significant decrease in marketing expenses at Magyar Telekom Plc. driven by less intensive advertising activity in 2009 due to cost-cutting measures and the expenses related to T-Home brand campaign in 2008. In addition, Crnogorski Telekom reversed a provision of approximately HUF 1 billion made in 2007 for litigation in connection with the voluntary leave program in the third quarter of 2009 due to the closing of the legal case. Higher consultancy fees in relation to the ongoing investigation at Magyar Telekom Plc. partially offset these decreases in 2009.

          Other operating expenses increased from HUF 135,305 million in 2009 to HUF 148,750 million in 2010. Increased other operating expenses at Magyar Telekom Plc. related primarily to the HUF 26,970 million special telecommunications tax imposed by the Hungarian government in 2010. This increase was partially offset by the decline in material and maintenance expenses at Headquarters and Technology driven mainly by lower energy prices and lower fees paid for the maintenance of telecommunications equipment after the renewal of service contracts. Consultancy fees in relation to the ongoing investigations at Headquarters also decreased. Cost cutting measures resulted in a decrease in marketing expenses at Magyar Telekom Plc. and at our foreign subsidiaries. Decreased fees and levies at Makedonski Telekom were driven by provisions made in 2009 for various legal cases and the release of a portion of the legal provisions in 2010 for cases resolved. Other service fees also decreased as a result of a lower number of contracted employees both at BBU and Headquarters.

          Magyar Telekom incurred HUF 5,420 million in expenses relating to the internal investigation of certain contracts in 2008, HUF 6,398 million in 2009 and HUF 2,313 million in 2010, which are included in other operating expenses of Group Headquarters. See "Item 3—Risk Factors" and "Item 15—Controls and Procedures" for description of the investigation.

Other Operating Income

          The following table sets forth information concerning other operating income:

	Year ended December 31,			Year ended December 31,
	2008	2009	2010	2009/2008	2010/2009
	(in HUF millions)			(percent change)
Gain on sale of PPE, Intangible assets and assets held for sale	2,126	326	327	(84.7)	0.3
Gain on sale of subsidiaries and associates	1,233	1,371	—	11.2	n.a.
Compensation for renaming	676	—	—	n.a.	n.a.
Other operating income	214	1,166	3,121	444.9	167.7

Total other operating income	4,249	2,863	3,448	(32.6)	20.4

          Other operating income decreased by 32.6 percent in 2009 compared to 2008 resulting mainly from a lower gain on sale of buildings at Magyar Telekom Plc. in 2009 as well as higher other operating income in 2008 due to compensation received from DT in 2008 for rebranding at Makedonski Telekom. The 20.4 percent increase in 2010 compared to 2009 related primarily to an increase at Technology due to higher income from ad-hoc works performed on our networks for the orders of external parties in 2010. The gain realized on the IKO-Telekom Media Holding—M-RTL transaction in 2009 partially offset this increase (as the other operating income in 2009 included this one-off gain—see Note 5.1.1 to the consolidated financial statements of the 2009 financial year for the details of the transaction).

Operating Profit

          Our total operating profit decreased from HUF 162,258 million in 2008 to HUF 147,133 million in 2009 since the decrease in total revenues exceeded the decrease in operating expenses. In 2010, operating profit decreased to HUF 112,094 million, primarily due to the 5.3 percent decrease in total revenues and the special telecommunications tax imposed by the Hungarian government in 2010, which amounted to HUF 26,970 million.

Interest income

          The following table sets forth information concerning interest income:

	Year ended December 31,			Year ended December 31,
	2008	2009	2010	2009/2008	2010/2009
	(in HUF millions)			(percent change)
Finance lease interest income	1,340	1,390	1,334	3.7	(4.0)
Other interest income	5,887	7,136	3,604	21.2	(49.5)

Total interest income	7,227	8,526	4,938	18.0	(42.1)

          Interest income increased by 18.0 percent in 2009 compared to 2008 primarily due to higher interest income received from banks at Magyar Telekom Plc. in line with a higher amount of bank deposits. In 2010, bank interest income declined due to lower average interest rates as well as lower amounts of deposits especially at Magyar Telekom Plc. but also at our Macedonian and Montenegrin subsidiaries.

Interest expense

          The following table sets forth information concerning interest expense:

	Year ended December 31,			Year ended December 31,
	2008	2009	2010	2009/2008	2010/2009
	(in HUF millions)			(percent change)
Interest expense to DT	26,986	27,530	18,397	2.0	(33.2)
Other interest expense	5,742	5,765	4,660	0.4	(19.2)
Finance lease interest expense	648	712	529	9.9	(25.7)
Accretion interest on provisions	70	184	704	162.9	282.6
less: borrowing costs capitalized	(258)	(726)	(506)	181.4	(30.3)

Total interest expense	33,188	33,465	23,784	0.8	(28.9)

          While interest expenses remained broadly stable in 2009 compared to 2008, the 28.9 percent decrease in interest expenses in 2010 resulted mainly from lower interest paid by Magyar Telekom Plc. in line with significantly lower average interest rates and lower average amount of loans received from DT.

Other finance expense—net

          The following table sets forth information concerning other finance expense—net:

	Year ended December 31,			Year ended December 31,
	2008	2009	2010	2009/2008	2010/2009
	(in HUF millions)			(percent change)
Fee expense	4,011	4,068	4,236	1.4	4.1
Net foreign exchange losses/(gains)	648	269	2,855	(58.5)	961.3
Losses/(gains) on the subsequent measurement of financial instruments at fair value through profit and loss (derivatives) contracted with related parties	—	2,387	(1,410)	n.a.	n.m.
Losses/(gains) on the subsequent measurement of financial instruments at fair value through profit and loss (derivatives) contracted with third parties	(789)	568	998	n.m.	75.7
Losses/(gains) on the derecognition of financial instruments at fair value through profit and loss contracted with related parties	—	441	1,996	n.a.	352.6
Losses/(gains) on the derecognition of financial instruments at fair value through profit and loss contracted with third parties	477	141	592	(70.4)	319.9
Losses/(gains) on the derecognition of AFS financial instruments (Reclassifications from Other comprehensive income)	—	—	—	n.a.	n.a.

Total other finance expense—net	4,347	7,874	9,267	81.1	17.7

          In 2009, the increase in net other finance expenses mainly reflected significant losses related to interest rate derivative transactions the Group entered into to hedge interest rate risk. This increase was slightly offset by lower net foreign exchange losses reflecting the favorable movement of HUF against EUR.

          In 2010, the increase in net other finance expenses primarily reflected significant net foreign exchange losses driven by the weakening of HUF against EUR. This negative effect was partially offset by lower losses on derivatives in 2010.

          See Notes 3, 16 and 17 to the consolidated financial statements for certain quantitative and qualitative information about financial instruments.

Income Tax—Total

          The following table sets forth information concerning our income tax expense:

	Year ended December 31,			Year ended December 31,
	2008	2009	2010	2009/2008	2010/2009
	(in HUF millions)			(percent change)
Income tax expense	27,698	20,958	6,583	(24.3)	(68.6)

          For more details on tax rates, tax credits and deferred taxes see Note 9 to the consolidated financial statements.

          Income tax expense decreased in 2009 compared to 2008 mainly as a result of lower profit before tax. In addition, the decrease reflected the significant decrease in tax expenses of our Macedonian subsidiaries for 2009 as a result of the change in tax law (corporate tax is recorded only at time of dividend payment). These decreases were partially offset by changes in the Hungarian tax regime effective from 2010, which necessitated the recalculation of our deferred tax balances.

          Income tax expense decreased by 68.6 percent in 2010 compared to 2009. The decrease was mainly due to lower profit before tax and the reduction of the Hungarian corporate tax rate to ten percent effective from 2013 (enacted in 2010), which resulted in the reversal of significant amounts of deferred tax liabilities. This was partially offset by the recognition of additional deferred tax liabilities related to the undistributed profits of our Macedonian subsidiaries that became subject to additional withholding tax as a result of the change in the Macedonian tax law in July 2010.

          On March 1, 2011 the Hungarian Government announced that as part of its long-term effort to reduce the Hungarian budget deficit it intends to amend existing law that provides for a reduction in corporate tax rates from the current 19 percent to 10 percent starting in 2013. When the law reducing future corporate tax rates was enacted in 2010, the Group recalculated its deferred tax balances, resulting in the reversal of net deferred tax liabilities of HUF 14.5 billion in the 2010 comprehensive income statement. The recent announcement of the intended cancellation of the scheduled reduction of the tax rate from 2013 is expected to cause the recognition of a substantially higher amount of net deferred tax liabilities in 2011 and result in a negative impact on deferred tax expense in 2011 equivalent in magnitude to the positive impact on net deferred tax expense in 2010.

OPERATIONS REVIEW—BY SEGMENT

          We established our current management structure in Hungary based on customer segmentation which requires different technology and marketing strategies, and support functions. The Group's operating segments in Hungary are: Consumer Services Business Unit (CBU), Business Services Business Unit (BBU), Technology Business Unit (Technology) and Group Headquarters (Headquarters). In addition, the Group also has operations in Macedonia and Montenegro, which represent two additional reporting segments. The Media Business Unit, a separate operating segment in 2008 and 2009 (which was not a reportable segment for accounting purposes due to its relatively small size) was reported to the Management Committee as part of the Group Headquarters in 2010, therefore we have included its numbers in the Headquarters' numbers in all three years presented. In addition to the operating segments, there are a few operations, which do not qualify as operating or reportable segments. These operations are grouped in "All other" included in the reconciliations of the reportable segments' totals to the Group totals.

          For the discussion of our segments, see "Item 4—Information on the Company—Description of business and its segments."

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

          EBITDA for each segment, in principle, could be reconciled to the segment's operating profit, the most directly comparable financial measure according to IFRS, by adding depreciation. However, depreciation is not allocated to the segments; therefore the reconciliation cannot be prepared and presented on a segment basis. As all fixed and mobile network elements of Magyar Telekom Plc. belong to our Technology Business Unit, the vast majority of depreciation would be allocated to that segment. Accordingly, we provide a reconciliation of the total segment EBITDA to consolidated profit for the year of the Group.

          The following tables set forth revenues and EBITDA by segment, as reported to the Management Committee of the Company:

	Year ended December 31,
	2008	2009	2010
	(in HUF millions)
Revenues
Total CBU revenues	341,563	322,336	314,773
Less: CBU revenues from other segments	(38,655)	(33,849)	(30,066)

CBU revenues from external customers	302,908	288,487	284,707
Total BBU revenues	179,174	170,989	159,271
Less: BBU revenues from other segments	(16,833)	(18,861)	(15,683)

BBU revenues from external customers	162,341	152,128	143,588
Total Headquarters revenues	163,905	143,776	123,013
Less: Headquarters revenues from other segments	(70,945)	(62,258)	(53,184)

Headquarters revenues from external customers	92,960	81,518	69,829
Total Technology revenues	11,370	10,556	8,287
Less: Technology revenues from other segments	(7,877)	(7,599)	(7,142)

Technology revenues from external customers	3,493	2,957	1,145
Total Macedonia revenues	76,097	82,312	77,598
Less: Macedonia revenues from other segments	(285)	(214)	(134)

Macedonia revenues from external customers	75,812	82,098	77,464
Total Montenegro revenues	33,148	34,442	32,874
Less: Montenegro revenues from other segments	(105)	(51)	(44)

Montenegro revenues from external customers	33,043	34,391	32,830
All other (net)	2,416	2,426	1

Total consolidated revenue of the segments	672,973	644,005	609,564
Measurement differences to Group revenues	83	(16)	15

Total revenue of the Group	673,056	643,989	609,579

	Year ended December 31,
	2008	2009	2010
	(in HUF millions)
Segment results (EBITDA)
CBU	193,314	181,920	181,944
BBU	90,816	80,307	72,161
Headquarters	(15,921)	(22,888)	(50,886)
Technology	(49,059)	(47,485)	(43,565)
Macedonia	39,132	42,861	40,248
Montenegro	10,815	13,736	11,370
All other	(169)	265	11

Total EBITDA of the segments	268,928	248,716	211,283

Measurement differences to Group EBITDA	(550)	337	1,683

Total EBITDA of the Group	268,378	249,053	212,966
Depreciation and amortization of the Group	(106,120)	(101,920)	(100,872)

Total Operating profit of the Group	162,258	147,133	112,094

Net financial result	(30,308)	(32,813)	(28,113)
Share of associates' and joint ventures' profits/(losses)	1,341	(109)	(27)
Total Profit before income tax of the Group	133,291	114,211	83,954
Income tax expense	(27,698)	(20,958)	(6,583)

Total Profit for the year of the Group	105,593	93,253	77,371

Consumer Services Business Unit

          The CBU comprises comprehensive marketing, sales and customer relations activities of both mobile and fixed consumer products and brands (T-Mobile and T-Home).

          The following table sets forth information regarding the CBU segment:

	Year ended December 31,			Year ended December 31,
	2008	2009	2010	2009/2008	2010/2009
	(in HUF millions)			(percent change)
Voice revenues	89,115	77,709	67,071	(12.8)	(13.7)
Internet revenues	32,582	30,042	29,885	(7.8)	(0.5)
TV revenues	18,412	21,990	25,159	19.4	14.4
Other fixed line and SI/IT revenues	3,520	3,301	3,564	(6.2)	8.0

Total fixed line and SI/IT revenues	143,629	133,042	125,679	(7.4)	(5.5)

Voice revenues	152,472	142,907	138,002	(6.3)	(3.4)
Non-voice revenues	27,404	28,555	31,620	4.2	10.7
Other mobile revenues	18,058	17,832	19,472	(1.3)	9.2

Total mobile revenues	197,934	189,294	189,094	(4.4)	(0.1)

Total revenues	341,563	322,336	314,773	(5.6)	(2.3)
EBITDA	193,314	181,920	181,944	(5.9)	0.0

Revenues

          Revenues in CBU decreased over the period driven by lower fixed line and mobile voice revenues, which were partially offset by higher TV and mobile non-voice revenues.

          Fixed line voice-retail revenues experienced a decline both in 2009 and 2010 mainly due to lower subscription revenues resulting from the decrease in the average number of fixed lines. In addition, outgoing domestic and international traffic revenues also declined due to loss of lines, price discounts and lower usage reflecting unfavorable economic environment, mobile substitution and also competition with VoIP and VoCable operators. The reversal of a HUF 3,129 million provision booked on F2M termination fees in June 2008 also contributed to the decrease in voice-retail revenues in 2009.

          Internet revenues decreased both in 2009 and 2010 mainly driven by lower broadband revenues as the effect of lower prices forced by fierce competition mainly from cable and mobile operators was only partly offset by the increase in broadband subscriber base. The migration towards double- and triple-play plans also had negative effect on blended ARPU level.

          The decreases in fixed line voice revenues were slightly compensated by higher TV revenues. The successful introduction of satellite TV service in November 2008 led to higher TV revenues both in 2009 and 2010. In addition, higher IPTV revenues driven by the increase in the number of subscribers also contributed to the increase. The satellite TV customer base increased to 254,188 and the number of IPTV customers increased to 124,374 by December 31, 2010. These increases were partly offset by lower cable TV revenues influenced by lower ARPU and decreased customer numbers.

          Mobile voice revenues decreased in 2009 compared to 2008, while remaining mostly stable in 2010 compared to 2009. Lower voice-wholesale revenues over the period were driven by the decrease in termination fees from January 2009 continuing also in 2010 (16 percent decrease both from January and December 2010). Lower voice-retail revenues reflected mainly the decrease in outgoing tariff levels due to strong competition. Lower roaming revenues were due to decreased traffic and also due to the impact of roaming fee regulation in the European Union. Other mobile revenues decreased as a result of lower sales volumes of mobile handsets despite higher average handset prices in 2009 compared to 2008. These decreases were largely compensated by the increase in non-voice revenues over the period driven by higher access revenues in line with wider usage of mobile Internet. In 2010, higher equipment revenues due to increased retention also offset the decreases.

EBITDA

          EBITDA of the CBU decreased by 5.9 percent in 2009 compared to 2008 due to lower total revenues, partly offset by declining voice-related payments and lower other net operating expenses.

          In 2010, EBITDA of the CBU remained stable as lower total revenues and higher payments to agents and other subcontractors were offset by declining voice-related payments and employee-related expenses.

Business Services Business Unit

          The BBU provides mobile and fixed line telecommunications, infocommunications and system integration services (including marketing, sales and customer relations activities) under the T-Systems and T-Mobile brands to key business partners (large corporate customers and public sector) as well as small and medium enterprises.

          The following table sets forth information regarding the BBU segment:

	Year ended December 31,			Year ended December 31,
	2008	2009	2010	2009/2008	2010/2009
	(in HUF millions)			(percent change)
Voice revenues	32,277	23,492	19,039	(27.2)	(19.0)
Other fixed line revenues	26,725	25,850	24,245	(3.3)	(6.2)

Total fixed line revenues	59,002	49,342	43,284	(16.4)	(12.3)

Voice revenues	48,035	44,055	40,284	(8.3)	(8.6)
Non-voice revenues	12,463	13,608	14,296	9.2	5.1
Other mobile revenues	11,885	10,662	9,027	(10.3)	(15.3)

Total mobile revenues	72,383	68,325	63,607	(5.6)	(6.9)

SI/IT revenues	47,789	53,322	52,380	11.6	(1.8)
Total revenues	179,174	170,989	159,271	(4.6)	(6.9)
EBITDA	90,816	80,307	72,161	(11.6)	(10.1)

Revenues

          Total revenues of BBU decreased over the period primarily driven by lower fixed line and mobile voice revenues, which were partially offset by higher mobile non-voice revenues. In 2009, these decreases were also offset by higher SI/IT revenues.

          In 2009, fixed line voice-retail revenues decreased due to the reversal of the HUF 5,370 million F2M provision in June 2008. As a consequence, this one-off item negatively affected F2M outgoing traffic revenues in 2009. Declining outgoing domestic and international traffic revenues reflect the erosion both in the customer base and traffic over the period. Lower subscription fee revenues were in line with a decreased average number of fixed lines. Other fixed line revenues decreased as a result of lower fixed line data revenues influenced mainly by decreased prices due to strong competition and a lower number of subscribers in 2010.

          Mobile voice revenues decreased by 8.3 percent in 2009 and 8.6 percent in 2010 mainly due to lower voice-retail revenues as a result of lower average per minute fee, which were partially offset by a higher average customer base. Lower voice-wholesale revenues reflected mainly the impact on wholesale interconnection fees of regulations which took effect from January 2009 as well as from January 2010 and December 2010. These decreases were partially offset by higher non-voice revenues driven by the expansion of mobile Internet. The change in other mobile revenues over the period shows the different level of TETRA-related revenues at Pro-M.

          SI/IT revenues increased in 2009 compared to 2008 resulting primarily from higher outsourcing revenues at IQSYS due to the one-off sale of assets in a finance lease transaction in the first quarter of 2009. Consequently, the decrease in SI/IT revenues in 2010 resulted mainly from lower outsourcing revenues in 2010 compared to 2009, reflecting the sale in 2009. At BBU, the decrease in outsourcing revenues was driven mainly by lower fees in relation to certain large government projects due to government cost cutting measures. These decreases were partially offset by the addition of ISH's revenues after its consolidation within the Group from December 2009 and increased infrastructure revenues at KFKI driven by significantly higher revenues from outside partners than from intercompany projects in 2010.

EBITDA

          While total revenues of BBU decreased by 4.6 percent in 2009, higher SI/IT-related payments and higher employee-related expenses led to further decrease in EBITDA which was only partly offset by declining voice-related payments and lower material cost of equipment sold.

          The EBITDA for BBU decreased by 10.1 percent in 2010 compared to 2009. Declining total revenues and higher SI/IT-related payments led to decreases in EBITDA, which were partially offset by lower other operating expenses, decreased voice-related payments and lower material cost of equipment sold.

Group Headquarters

          The Group Headquarters is responsible for:

  (i)
  headquarters functions (management and support);

  (ii)
  wholesale services;

  (iii)
  shared services (back-office and non-core shared services within the company);

  (iv)
  our PoPs in South-Eastern Europe; and

  (v)
  the Media Business Unit and new business developments.

          The following table sets forth information regarding the Headquarters segment:

	Year ended December 31,			Year ended December 31,
	2008	2009	2010	2009/2008	2010/2009
	(in HUF millions)			(percent change)
Voice-wholesale revenues	21,445	18,760	15,557	(12.5)	(17.1)
Other fixed line and SI/IT revenues	47,070	41,003	34,373	(12.9)	(16.2)

Total fixed line and SI/IT revenues	68,515	59,763	49,930	(12.8)	(16.5)

Voice-wholesale revenues	78,098	65,668	56,692	(15.9)	(13.7)
Other mobile revenues	17,292	18,345	16,391	6.1	(10.7)

Total mobile revenues	95,390	84,013	73,083	(11.9)	(13.0)

Total revenues	163,905	143,776	123,013	(12.3)	(14.4)
EBITDA	(15,921)	(22,888)	(50,886)	43.8	122.3

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

Revenues

          Total revenues of Headquarters decreased both in 2009 and 2010 primarily due to lower fixed line and mobile voice-wholesale revenues as a result of mobile termination fee reductions from January 2009 as well as further fee reductions in January 2010 and December 2010. Lower interconnection fees applied from April 2008 also contributed to the decrease in 2009.

          Other fixed line revenues include mainly Internet, data, equipment and other revenues. Internet revenues declined due to price decreases of xDSL lines and a lower number of wholesale DSL customers over the period. In 2009, the decrease in Internet advertisement revenues at Origo reflected weak economic conditions due to the financial crisis. Other fixed line revenues declined also at Combridge and Novatel EOOD in 2009. In 2010, lower broadband data revenue was mainly the result of the sale of Orbitel in January 2010, after which we recognized no further revenues from Orbitel. The change in other mobile revenues in 2010 is due to decreased usage of television voting games through SMS.

EBITDA

          In 2009, the decrease in EBITDA was mainly due to lower total revenues, higher material and maintenance expenses as well as higher investigation-related consultancy fees, partly mitigated by lower voice-related payments.

          EBITDA for Headquarters segment decreased more than double in 2010 compared to 2009 mainly due to the HUF 26,970 million special telecommunications tax. Lower revenues and higher employee-related expenses also contributed to the decrease in EBITDA, which were partially offset by lower voice-related payments.

Technology Business Unit

          The Technology Business Unit performs the mobile and fixed network management and development activities as well as IT management.

          The following table sets forth information regarding the Technology segment:

	Year ended December 31,			Year ended December 31,
	2008	2009	2010	2009/2008	2010/2009
	(in HUF millions)			(percent change)
Total revenues	11,370	10,556	8,287	(7.2)	(21.5)
EBITDA	(49,059)	(47,485)	(43,565)	(3.2)	(8.3)

          The Technology Business Unit derives its revenues mainly from

  (i)
  provision of internal services to other segments of the company (operation of IT and billing services, support of SAP and other applications);

  (ii)
  provision of IT support, network maintenance and consulting services to subsidiaries; and

  (iii)
  network construction and maintenance services to external parties.

          Technology is responsible for the operations and development of both the mobile and fixed network, the costs of which are not transferred to other business units leading to a significant negative EBITDA for this segment.

          Significant operating expense for the Technology segment include employee-related expenses, maintenance costs of telecommunications equipments, IT support expenses (including license costs) and concession fees.

          In 2009, lower material and maintenance expenses as well as lower other service fees favorably affected EBITDA for the segment, which was partly offset by higher employee-related expenses. In 2010, improved EBITDA mainly resulted from lower employee-related expenses, lower other operating expenses as well as higher other operating income, partly offset by lower total revenues.

 Macedonia

          The following table sets forth information regarding the Macedonian operations:

	Year ended December 31,			Year ended December 31,
	2008	2009	2010	2009/2008	2010/2009
	(in HUF millions)			(percent change)
Total fixed line and SI/IT revenues	36,604	36,802	35,194	0.5	(4.4)
Total mobile revenues	39,493	45,510	42,404	15.2	(6.8)

Total revenues	76,097	82,312	77,598	8.2	(5.7)

EBITDA	39,132	42,861	40,248	9.5	(6.1)

          The results of our Macedonian operations in HUF terms were strongly affected by the weakening of HUF against MKD by an average of 11.7 percent in 2009. The currency translation on the results of our Macedonian operations due to the MKD—HUF exchange rate was relatively minimal in 2010, as the HUF strengthened by 1.5 percent on average against the Macedonian Denar in 2010.

Revenues

          Excluding the currency translation effects, fixed line voice revenues decreased over the period mainly as a result of lower voice-retail revenues reflecting the loss of fixed lines and lower traffic affected by strong competition and mobile substitution. In 2010, this decrease was partially offset by higher voice-wholesale revenues, primarily as a result of higher international incoming revenues due to a higher volume of traffic and higher termination fees. Higher Internet revenues reflected a higher number of DSL connections, which were 151,218 at December 31, 2010 compared to 98,866 at the end of December 2008. The increase in TV revenues was due to a larger IPTV subscriber base.

          Total revenues of T-Mobile Macedonia increased in 2009 compared to 2008 mainly due to higher voice-retail revenues driven by an increased average customer base and increased MOU, partly offset by lower per minute fees and lower subscription fees. Voice-wholesale revenues increased in 2009 as a result of higher international traffic in line with the higher subscriber base of the Macedonian mobile operators and due to higher MVNO revenues from VIP. Higher non-voice revenues primarily reflected the growing number of mobile Internet subscriptions.

          In 2010, mobile revenues for T-Mobile Macedonia decreased primarily due to lower voice-retail revenues reflecting lower per minute fees, which were partially offset by a higher average postpaid customer base and increased MOU. Non-voice revenues also decreased as lower data revenues due to the lower average prices of SMSs were only partially compensated by higher mobile Internet revenues resulting from increased usage. Lower equipment revenues were driven by a lower number of handsets sold, as well as a decrease in the average price of handsets. T-Mobile Macedonia had a 51.3 percent share based on the number of SIM cards in the Macedonian mobile market and mobile penetration was 122.8 percent at the end of December 2010 as published by AEC.

EBITDA

          In 2009, the 9.5 percent increase in EBITDA was primarily attributable to higher total revenues and a decrease in employee-related expenses, which were partially offset by higher material cost of equipment sold and higher other net operating expenses. EBITDA for our Macedonian operations decreased by 6.1 percent in 2010, primarily due to the decrease in total revenues, although expenses remained relatively in line with the previous year.

 Montenegro

          The following table sets forth information regarding the Montenegrin operations:

	Year ended December 31,			Year ended December 31,
	2008	2009	2010	2009/2008	2010/2009
	(in HUF millions)			(percent change)
Total fixed line and SI/IT revenues	16,907	18,214	17,666	7.7	(3.0)
Total mobile revenues	16,241	16,228	15,208	(0.1)	(6.3)

Total revenues	33,148	34,442	32,874	3.9	(4.6)

EBITDA	10,815	13,736	11,370	27.0	(17.2)

          The results of our Montenegrin operations were positively affected by a weaker HUF against the EUR in 2009, while the strengthening of the HUF against the EUR by 1.5 percent on average in 2010 decreased revenues when translated into HUF.

Revenues

          Excluding the currency translation effects, the loss of fixed line customers as a result of mobile substitution resulted in lower voice-retail revenues both in 2009 and 2010. Lower voice-wholesale revenues relating to a lower volume of terminated and transited international and mobile incoming traffic also contributed to the decrease in 2010. Higher TV revenues (enlarged IPTV subscriber base) and higher Internet revenues (increased number of DSL connections) had favorable effects on total fixed line and SI/IT revenues both in 2009 and 2010.

          In 2009, T-Mobile Crna Gora's revenues in EUR decreased, however, as mentioned above, the weakening of the HUF against the EUR had a positive effect on revenues when translated into HUF. Visitor revenues decreased as a result of a significant decrease in the volume of visitor minutes. Lower voice-retail revenues reflected decreases in average per minute fees and in MOU, which were partially offset by a higher average customer base. These decreases were partially offset by higher non-voice revenues based on higher mobile Internet usage.

          In 2010, mobile revenues in EUR for T-Mobile Crna Gora decreased primarily as a result of lower voice-retail revenues due to a decrease in prepaid revenues as a result of lower customer base and lower prices per minute. Decreasing voice-wholesale revenues reflected lower incoming traffic. Voice-visitor revenues also decreased, reflecting lower volumes of minutes and higher discounts.

EBITDA

          In 2009, EBITDA of our Montenegrin operations improved by 27.0 percent mainly due to higher total revenues, lower net other operating expenses and lower employee-related expenses. In 2010, EBITDA decreased mainly due to lower total revenues and higher employee-related expenses due to severance payments, which were partially offset by lower voice-related payments and decreased material cost of equipment sold.

 LIQUIDITY AND CAPITAL RESOURCES

Cash flow analysis

          The following table sets forth information concerning our cashflows:

	Year ended December 31,
	2008	2009	2010
	(in HUF millions)
Net cashflows:
From operating activities	210,289	193,795	164,670
Used in investing activities	(113,449)	(130,299)	(52,848)
Used in financing activities	(79,230)	(96,560)	(130,589)
Exchange gains on cash and cash equivalents	1,404	654	338
Change in cash and cash equivalents	19,014	(32,410)	(18,429)
Cash and cash equivalents, beginning of year	47,666	66,680	34,270
Cash and cash equivalents, end of year	66,680	34,270	15,841

          Net Cashflows from Operating Activities.    Our primary source of liquidity is cashflows from operating activities.

          Net cashflows from operating activities decreased by HUF 16,494 million in 2009 compared to 2008 mainly due to lower EBITDA.

          Net cashflows from operating activities decreased by HUF 29,125 million in 2010 compared to 2009. The lower EBITDA and the unfavorable changes in working capital (primarily due to higher advances, tax receivables and lower cash inventory sales) were partially offset by lower income tax and lower interest payments. Our income tax payments decreased in line with lower profit before tax and interest payments declined due to falling interest rates and lower loan balances.

          Net Cashflows from Investing Activities.    Net cashflows from investing activities are primarily driven by capital expenditures and acquisitions of businesses.

          Net cash used in investing activities amounted to HUF 130,299 million in 2009, compared to HUF 113,449 million in 2008. The increase in cash outflow was mainly due to changes in other financial assets, as we increased investments in short-term deposits in 2009.

          Net cash used in investing activities decreased by HUF 77,451 million in 2010 compared to 2009, primarily reflecting changes in other financial assets, as short-term bank deposits made in 2009 were cashed out in 2010, as well as the effect of lower investments in tangible and intangible assets.

          Purchase of property, plant and equipment and intangible assets totaled HUF 116,039 million in 2008, HUF 110,228 million in 2009 and HUF 87,300 million in 2010.

          The decrease in net cash used in investing activities also reflected favorable changes in adjustments to cash purchases. Payables to creditors in relation to capital expenditures ("capex creditors"), improved 2010 cash flow by HUF 4,462 million, while decreasing cashflow by HUF 8,362 million in 2009. The difference in trends from 2009 to 2010 reflected our capex spending volumes in December of each year. Our usual practice is to spend a quarter of our annual capex budget in December of the year; however, in 2009, capital expenditures were distributed more evenly throughout the year. This resulted in lower capex payables at the end of 2009 compared to the end of 2008, resulting in a HUF 8,362 million cash outflow relating to capex during 2009. In 2010, the year-end capex creditor balance was higher than the year-end capex creditor balance in 2009, leading to an increase in cash in 2010. Year-end capex creditors increased in 2010 partly due to our extending payment terms with our suppliers, as one of the measures taken to combat the financial crisis.

          Net Cashflows from Financing Activities.    Net cashflows from financing activities primarily relate to our borrowing activities and dividend payments.

          During 2008, we borrowed HUF 16,113 million net loan. In 2009, we repaid a net HUF 2,920 million loan, resulting in increased net cashflows used in financing activities in 2009.

          Net cash used in financing activities amounted to HUF 130,589 million in 2010 compared to HUF 96,560 million in 2009, reflecting a higher amount of loan repayments made in 2010, although the amount of dividends paid remained in line with the previous year.

          We carry indebtedness at a level we consider appropriate based on a number of factors, including cash flow expectations (e.g., cash requirements for ongoing operations, investment plans), expectations of investors, analysts, rating agencies considerations and the overall cost of capital. We announced a definite dividend policy in 2003, according to which the net debt ratio is to be kept between 30 to 40 percent. Under the dividend policy, based on the results of 2009, we paid dividends in the amount of HUF 74 per share in May 2010 and based on the results of 2010, the Board of Directors has proposed to the AGM for approval a HUF 50 per share dividend to be paid in May 2011. Our net debt ratio was 32.7 percent at December 31, 2010. Future dividend payments will be determined by the dividend policy and will depend on our profitability, cashflow generation and potential acquisition opportunities.

          For a discussion of our financial instruments, loans and other borrowings, see Notes 3, 16 and 17 to our consolidated financial statements.

          In our Hungarian fixed line and mobile operations, our operating revenues and expenses are denominated almost entirely in HUF. Amounts payable to and receivable from other international carriers are netted against one another and settled primarily in U.S. dollars and euros. Capital expenditures are denominated partly in foreign currencies, principally U.S. dollars and euros.

          The NBH increased its base rate by three percentage point to 11.5 percent in October 2008 to avoid the speculative easing of the Hungarian currency due to market volatility. After the improvement in international financial market conditions, the NBH decreased its base rate to 5.25 percent in several steps between November 2008 and April 2010 before increasing the base rate to 5.75 percent by the end of 2010. In January 2011, the NBH further increased its base rate by 0.25 percentage point to 6.0 percent. At December 31, 2010, 78 percent of our loan portfolio was denominated in HUF, while the remaining 22 percent (denominated in EUR) was almost fully swapped to HUF, thus the foreign exchange risk of the loan portfolio is naturally hedged by the HUF-denominated revenues.

          At December 31, 2010, 63 percent of the loan portfolio bore fixed interest rates (including loans swapped to fixed interest and excluding loans swapped to floating interest)—these are mainly the medium and long-term loans included in the portfolio—while 37 percent of the loan portfolio was subject to variable interest rates (including loans swapped to floating interest and excluding loans swapped from fixed to floating interest). Short-term loans are used in part to manage our short term cash obligations and their variable rates are based on the Budapest Interbank Offered Rate ("BUBOR"). Taking into consideration HUF interest rate volatility, we follow the approach of balancing the fixed and variable interest rate elements in our loan portfolio.

          We do not have any legal or economic restrictions on the ability of our subsidiaries to transfer funds to the Company in forms of cash dividends, loans or advances.

          Our liquidity needs are primarily covered by our free cash flows. Liquidity requirements are financed from current account overdrafts, short term bank deposits and bilateral shelf facilities. The total undrawn current account overdrafts at the end of 2010 amounted to HUF 7,032 million. The total committed shelf facilities from the Hungarian market including current account overdrafts amount to HUF 103,911 million, out of which HUF 54,603 million was undrawn at the end of 2010.

	Amount of the facility	Drawn at the end of 2010	Undrawn at the end of 2010
	(in HUF millions)
Current account overdrafts	14,900	7,868	7,032
Bilateral loans	89,011	41,440	47,571

Total credit lines	103,911	49,308	54,603

          The current amount and structure of the shelf facilities described above is sufficient, and for the purposes of liquidity management, we believe that there is no need to establish new facilities. We believe that, taking into account the substantial amount of undrawn borrowing facilities available, the Group has sufficient working capital for its foreseeable requirements.

	Maturity structure
	2011	2012	2013
	(in HUF millions)
Current account overdrafts	14,900	—	—
Bilateral loans	82,706	2,870	3,435

Total credit lines	97,606	2,870	3,435

          Our parent company, Deutsche Telekom, provides us with funding to meet our major financing needs (such as refinancing or financing acquisitions) through the international capital markets and extends the proceeds through loans on arm's length terms to Magyar Telekom. Should this financing source cease to become available in the future, we plan to raise funds from the Hungarian syndicated loan market and from the Hungarian capital markets. Our financial position is quite strong in the Hungarian markets therefore we expect to be able to obtain financing at favorable terms from these markets. In addition, we have access to the international bank and capital markets.

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

Tabular disclosure of contractual obligations

          Our contractual obligations, including commitments for future payments under non-cancelable lease arrangements and short- and long-term debt arrangements, are summarized below and are disclosed in more detail in Notes 16, 17 and 33 to our consolidated financial statements. Accrued interest related to loans is included in Financial liabilities to related parties and Other financial liabilities. Amounts disclosed as purchase obligations represent long-term commitments under outsourcing contracts, commitments to purchase interconnection services, rented workforce, commitments for IT and telecommunications systems support and other purchase commitments. Payment obligations for certain purchase contracts depend on a number of factors, such as the quantitative and qualitative conditions of service, exchange rates and annual inflation rates, therefore the amounts included in the table below are estimates.

          This table excludes other obligations we may have, such as payroll and related human resource services (including bonuses and payments under our mid-term incentive plan). Payments under these contracts are based on the level of service required and are excluded from this table due to the uncertainty of the amounts to be paid, if any, as well as the timing of such amounts.

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in HUF millions)
Financial liabilities to related parties	306,372	72,208	84,710	120,976	28,478
Other financial liabilities	55,475	46,647	7,326	904	598
Trade payables	88,613	88,613
Current income tax payable	661	661
Other current liabilities	30,966	30,966
Other non current liabilities	1,263		1,020	124	119

Total financial liabilities	483,350	239,095	93,056	122,004	29,195
Interest on loans and borrowings	61,424	19,926	23,322	16,446	1,730
Finance leases	4,462	1,080	1,652	1,012	718
Operating leases	42,869	7,711	12,610	8,377	14,171
Contractual commitments for capital expenditures	8,951	7,830	1,121
Purchase obligations	66,290	26,019	22,488	14,335	3,448

Total financial obligations	183,996	62,566	61,193	40,170	20,067
Total contractual obligations	667,346	301,661	154,249	162,174	49,262

Purchase commitments for investments

          Magyar Telekom signed an agreement to buy 100 percent of Daten Kontor Kft., DK Telecom Zrt. and DK Consulting Zrt. ("DK Group") on July 20, 2010. The maximum purchase price of HUF 1.4 billion payable under the agreement is dependent on the financial performance of DK Group over the next two years and was also adjusted with the value of the net debt at the closing of the transaction, which took place on February 28, 2011, when Magyar Telekom paid the initial purchase price of HUF 900 million. Due to these factors, the exact amount, and the timing of payment, of the outstanding purchase price are uncertain.

Regulatory fee payment obligations

          We are obliged to pay various regulatory fees. The exact amount of these fees for future periods cannot be determined; therefore we describe the basis of their calculation and disclose the amounts paid in 2010 for such fees as an indication of their magnitude.

1.       Supervisory fees

          Magyar Telekom Plc. pays a quarterly market surveillance fee on the basis of Decree 15/2004. (IV.24.) IHM on the "Rates of the Supervisory Fee and the Disclosure of Data and Responsibilities of the Authority in Connection with the Supervisory Fee". The rate of the market surveillance fee is annually set by the Ministry. The rate of the market surveillance fee was 0.212 percent in 2010 (the maximum rate is 0.35 percent) of net sales revenues derived from electronic telecommunications services in the previous year. Magyar Telekom Plc. paid HUF 857million as supervisory fee in 2010.

2.       Number usage fees

          Magyar Telekom Plc. pays a number's usage fee for call numbers used by the Company, according to Decree 11/2005 (IX. 28.) IHM on "Fees of Engaging the Identification Numbers Necessary for the Provision of Public Telephone Services". We paid HUF 1,196 million in 2010 for the right to use call numbers.

3.       Frequency fees

          Magyar Telekom Plc. pays frequency usage fees on the basis of Decree 6/1997 (IV.22.) KHVM on "Frequency Reservation and Usage Fee" and Government Decree 120/1998 (VI.17.) on "Rules of Payment of Frequency Reservation and Usage Fee".

          TMH has frequency usage fee payment obligations for channels assigned by the NCA in the 900 MHz and in the 1800 MHz band. The fee consists of a fixed amount and a variable part depending on the number of channels used. The Ministry determines the amount of fees payable each quarter and issues invoices. In 2010, TMH paid HUF 3,849 million frequency usage fee for the right to use radio channels in the 2x8 MHz wide Primary 900 MHz band and HUF 280 million for the right to use the radio channels in the 2x15 MHz wide DCS 1800 MHz band.

          TMH also pays frequency fees for the International Mobile Telecommunications ("IMT") 2000/UMTS band. The fee consists of a monthly fixed element and a variable part based on the number of UMTS channels. The Ministry determines the amount of fee payable each months and issues invoices. In 2010, TMH paid HUF 1,583 million frequency fee for the right to use radio channels in the 2x15 MHz wide IMT-2000/UMTS frequency band.

          In addition, TMH paid HUF 1,132 million in 2010 for the right to use microwave frequencies.

          In addition to the above, Magyar Telekom assumes the legal expenses of its current and former employees involved in the internal investigation (see "Item 3—Risk Factors" and "Item 15—Controls and Procedures"); in connection with this we incurred HUF 797 million expenses in 2010. We are not able to estimate the expenses we will incur in 2011 and future years for legal counsel advising these individuals.

Capital expenditures

          Our capital expenditures on property, plant and equipment and intangible assets totaled HUF 116,039 million in 2008, HUF 110,228 million in 2009 and HUF 87,300 million in 2010, including in each year changes in the balance of capital expenditure trade creditors and the recognition of investment tax credit. Capital expenditures include expenditures for (1) the fixed line network, including network operations systems, (2) mobile telecommunications and (3) new products, corporate infrastructure and other assets.

          For information about total capital expenditure on property, plant and equipment and intangible assets by reportable segment, see Note 32.1.1 to the consolidated financial statements.

          We expect to be able to finance capital expenditures over the next several years from net cashflows from operations and from borrowings. Our actual future capital expenditures will depend on a variety of factors, such as development of our business and of the Hungarian economy and whether we enter into any new lines of business. As a result, our actual future capital expenditures may be significantly different.

RESEARCH AND DEVELOPMENT

          In 2009, Magyar Telekom strengthened the strategic alignment of its innovation processes by combining the Corporate Business Development and Group Strategy Departments into one organization under the leadership of the Chief Strategy and Corporate Development Officer. One of the key responsibilities of this business unit was to coordinate all R&D-related activities within the whole company. The research and development process is governed by a cross-functional R&D Committee ("the Committee"), which has the mandate and the exclusive right to coordinate every innovation research project originated from the business units. Each business unit is represented on the Committee by relevant decision-makers. Furthermore, the Committee ensures that all R&D activities are performed in accordance with the strategic goals of Magyar Telekom and to avoid overlapping of scopes.

          The Committee convenes regularly in order to discuss and decide on the approval of individual R&D proposals, initiated and executed within a project framework by the respective business units. During 2010, the Committee reviewed 94 proposals, out of which 73 have been approved, accounting for a total investment of HUF 737 million (including HUF 679 million reflected as operating expenses and HUF 58 million reflected as employee-related expenses).

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

          We are also a founding member of the Mobility & Multimedia Cluster, which is a group of local SMBs, subsidiaries of well-known multinational companies and Hungarian universities. The aim of this cluster was to integrate the fragmented R&D capabilities of Hungarian companies into a more synergistic structure ultimately aiming at enhancing the global competitiveness of the Hungarian economy. The cluster also hosts several technology research projects.

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

          Magyar Telekom has also participated in international R&D projects, for example the NAPA-WINE project, which started in 2008 and lasted for three years, supported by the European Union (FP7: Seventh Framework Program) together with established universities (e.g., Politecnico di Torino, Budapest University of Technology and Economics) and other significant telecommunications companies (e.g. France Telecom, Polish Telecom).

          The following table indicates our research and development expenditures during the last three years:

	Year ended December 31,			Year ended December 31,
	2008	2009	2010	2009/2008	2010/2009
	(in HUF millions)			(percent change)
R&D Expenditures	641	721	737	12.5	2.2

          Some of our research topics from the business units are listed below:

Headquarters—Strategy and Corporate Development

  •
  Investigation of e-health solutions in order to improve customers' every day life by providing personalized health related consultation based on a regular ICT enabled monitoring.

  •
  Research the market potential of certain products and services of Magyar Telekom in specific geographical locations in Hungary based on finding statistical correlations between dispersed publicly available data sources.

  •
  Prototype different services around our 3-Screen Content DataMart, such as enhanced targeting capabilities, TV audience analysis and mobile content consumption.

Consumer Services Business Unit

  •
  Investigation of NFC with special focus on payment services.

  •
  Applying community based analysis to our customer base to better understand and forecast consumer needs, such as identifying community groups based on call frequency and duration.

  •
  Enhancement of our churn prevention algorithm by forecasting the rotational churn probabilities, such as the probability that customers will recontract with us.

Technology

  •
  Exploration of newer TV interactive content technologies and prototyping applications for these technologies (TV widgets, IPTV applications).

  •
  Investigating and prototyping Smartphone application development capabilities, identifying potential Magyar Telekom value added services (such as set-top-box recording for IPTV via Smartphones).

  •
  Analyzing the impact of IPv6 technology on our technological platforms and CPE to ensure a smooth roll-out and better customer experience.

  •
  Completing the three-year NAPA-WINE European R&D project on P2P-TV capabilities, its technical challenges and QoS controls at telecommunications providers.

Macedonia

          Makedonski Telekom continues to maintain its network at a high technological level in order to provide a solid base for a wide range of products and services that will satisfy customers' demands. In the next development period, the main focus will be on network development in all segments: Access, Transport and Service Platforms.

          FTTH is foreseen as the main direction for development of a fixed access network. In addition to Skopje, FTTH is planned to be implemented in other regions in the country.

          The increasing demand for video and data services requires increasing capacity of transport network. IP/MPLS Network, as a base for transport of IP services, will continue to be developed and extended in accordance with the expected traffic growth. Additional focus will be put on QoS, increasing network security and network availability.

          DWDM network is a main transport for IP/MPLS and Ethernet traffic. Further network development is in the direction of implementing a new Optical Transport Network.

          In terms of Service Platforms, the main focus will be on development of IPTV with new applications and IMS Platform. IMS Platform will be used:

  •
  To provide VoIP as part of 2Play and 3Play services;

  •
  To provide new services and applications in the future; and

  •
  As a base for PSTN network migration towards all an IP network.

          In the next development period, the migration towards the NGN IP-based network will continue with increased broadband penetration, followed by implementation of NGOSS.

          Research and development projects at T-Mobile Macedonia are performed in close cooperation with suppliers and state educational institutions.

          In cooperation with local partners, T-Mobile Macedonia has developed solutions for handling low balance prepaid customers, as well as developed a solution that will enable us to offer Unstructured Supplementary Service Data ("USSD") based services.

          In 2010, T-Mobile Macedonia was the first operator to offer a 4Play product offering on the Macedonian market, encompassing mobile voice and data, fixed line voice, broadband Internet and TV within one product.

          In cooperation with its partners, T-Mobile Macedonia has launched Mobile Payment services as well as successfully completed an e-commerce development enabling residential customers to pay invoices through the T-Mobile Macedonia web site. The next development phase will focus on the e-shop, allowing purchase of products from the Internet with payment cards.

          T-Mobile Macedonia is working on implementing 3G-based services for their subscribers. The first service implemented in June 2010, was mobile TV.

          T-Mobile Macedonia is implementing the VPN service in its network. The VPN is an Intelligent Network ("IN")-based service, targeting the business subscribers with advanced services.

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

          All risks related to material internal and external operations, financial and legal compliance and certain other risks are evaluated and managed by a well-defined internal mechanism. A risk management handbook and internal regulation on risk management were published in 2003 and have been revised annually. A risk management course was developed for employees responsible for risk management in all organizational areas. Risk items affecting our operations are reviewed quarterly throughout the Group. All of our subsidiaries, business units, divisions and entities are obliged to identify and report their strategic, operational, financial and regulatory risks on a quarterly basis. After evaluation of these risks, results are reported to our management, to the Board of Directors, to the Audit Committee, to the Disclosure Committee and to DT.

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

  •
  Group Compliance Director;

  •
  The Accounting and Taxation Director;

  •
  Head of the Group Investor Relations Department;

  •
  Head of Decision Support Group;

  •
  Director of Central Functions HR Department;

  •
  Head of the External Reporting Department;

  •
  Group Legal Director;

  •
  Group Strategy Director;

  •
  Group Security Director;

  •
  SOX Compliance Manager;

  •
  Deputy Director of Group Controlling Center;

  •
  Finance Director of BBU; and

  •
  Corporate PR Director.

          The Internal Audit Director is a permanent invitee.

          Principal responsibilities of the Disclosure Committee are as follows:

  1.
  Develop, review and recommend controls and other procedures, which include procedures currently used by the Company ("Disclosure Controls"), that are designed to ensure that information required by the Company to be disclosed to the BSE, SEC and HFSA, such as Annual and Quarterly Reports and 20-F filings is recorded, processed, summarized, and reported accurately and on a timely basis.

  2.
  Monitor and recommend appropriate processes and procedures for the review of the Company's

  (i)
  periodic and current reports, registration statements and any other information filed with the BSE, SEC and HFSA;

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

ITEM 6—DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Board of Directors

          Under Hungarian laws, the Board of Directors is responsible for all matters relating to the Company's management and course of business not otherwise reserved for the General Meeting or for other corporate bodies by the Articles of Association or by the Hungarian laws. The Board of Directors is required to report annually to the shareholders at the General Meeting and quarterly to the Supervisory Board on our business administration, state of assets and business policy.

          Pursuant to our Articles of Association, the Board of Directors consists of a minimum of six and a maximum of eleven members elected by the General Meeting of the shareholders for a term of three years. On December 31, 2010, there were eleven members of the Board of Directors. Eight of the directors were nominated by MagyarCom and three of the directors were elected upon proposal by other shareholders of the Company.

          Meetings of the Board of Directors are held at least four times a year. Meetings of the Board of Directors require the presence of six members for a quorum. Each member has one vote. The Board of Directors passes resolutions by a simple majority vote.

          On December 31, 2010, members of the Board of Directors, their principal occupations and the years of their original election were as follows:

Name	Born	Principal Occupation	Member since
Christopher Mattheisen	1961	Chairman and Chief Executive Officer of Magyar Telekom Plc.	2006
Dr. Ferri Abolhassan	1964	Director Production and Member of the Board of Management, T-Systems Int. GmbH, Deutsche Telekom AG	2010
Dr. István Földesi	1949	International business consultant	2003
Dietmar Frings	1959	Vice President Human Resources Compensation and Benefits and Labor Law, Deutsche Telekom AG	2010
Dr. Mihály Gálik	1946	Professor of the Media, Marketing Communication and Telecommunications Department at the Faculty of Business Administration of the Corvinus University of Budapest	2006
Guido Kerkhoff	1967	Member of the Board of Management of Deutsche Telekom AG to manage the subsidiaries in Europe	2009
Thilo Kusch	1965	Chief Financial Officer of Magyar Telekom Plc.	2006
Dr. Klaus Nitschke	1961	Senior Vice President, EU Strategy & Area Management, Magyar Telekom Group, TM-Netherlands, JV-UK, Deutsche Telekom AG	2010
Frank Odzuck	1959	Chief Executive Officer of Zwack Unicum Plc.	2006
Dr. Ralph Rentschler	1960	Finance Europe, Financial Director Europe, Deutsche Telekom AG	2003
Dr. Steffen Roehn	1964	Member of the Deutsche Telekom Group's CIO Board and responsible for the IT of the integrated German mass market approach of Deutsche Telekom	2009

 Other Principal Directorships of Members of the Board of Directors

Name	Position held	Company
Christopher Mattheisen	Member of the Board of Directors	Makedonski Telekom
	Member of the Board of Directors	T-Mobile Macedonia
Dr. Ferri Abolhassan	Member of the Board of Directors	T-Systems International GmbH
	Chairman of the Supervisory Board	T-Systems GEI GmbH
	Chairman of the Management Committee Production	T-Systems International GmbH
	Chairman of the Board of Directors	T-Systems ITC IBERIA, S.A.U.
Dr. István Földesi	President	Inter-Access, Inc., USA
Dietmar Frings	None
Dr. Mihály Gálik	None
Guido Kerkhoff	Member of the Board of Directors	OTE, Greece
	Member of the Board of Directors	Deutsche Telekom AG
	Member of the Supervisory Board	Deutsche Telekom Venture Funds GmbH
	Chairman of the Supervisory Board	HT-Hrvatske telekommunikacije d.d.
	Member of the Supervisory Board	Polska Telefonia Cyfrowa
	Chairman of the Supervisory Board	T-Mobile Austria GmbH
	Chairman of the Supervisory Board	T-Mobile Austria Holding GmbH
	Member of the Board of Directors	Everything Everywhere Ltd., UK
Thilo Kusch	None
Dr. Klaus Nitschke	Chairman of the Supervisory Board	T-Mobile Netherlands
	Member of the Board of Directors	T-Mobile Macedonia
	Member of the Board of Directors	Makedonski Telekom
Frank Odzuck	Member of the Board of Directors	Zwack Unicum
Dr. Ralph Rentschler	Member of the Board of Directors	Slovak Telekom
	Member of the Supervisory Board	Hrvatski Telekom, Croatia
	Member of the Supervisory Board	DeTe Fleet Services GmbH
	Member of the Supervisory Board	T-Mobile Netherlands Holding B.V.
Dr. Steffen Roehn	Member of the Supervisory Board	Hrvatski Telekom, Croatia
	Chairman of the Supervisory Board	Deutsche Telekom Netzproduction GmbH
	Member of the Supervisory Board	T-Systems International GmbH
	Member of the Supervisory Board	Telekom Deutschland GmbH

Biographies of Members of the Board of Directors

          Christopher Mattheisen.    Mr. Mattheisen studied economics at Indiana University of Bloomington and at Columbia University. He first came to Hungary in 1990 to start a strategic planning and business consulting company. In 1993, in his capacity as a marketing manager of U.S. West International, Mr. Mattheisen helped launch various Hungarian, Polish and Czech mobile service operators. He worked as the marketing and sales director of TMH between 1993 and 1996. Between 1997 and 1999, he ran sales and marketing activities of MediaOne in London and later worked in Britain as a business, sales and marketing director of BT's Cellnet. In September 2002, Mr. Mattheisen became Chief Officer of Residential Services of Magyar Telekom and in January 2005, Chief Officer of the Wireline Lines of Business ("T-Com", including Residential Services, Internet and Network divisions). From December 6, 2006, Mr. Mattheisen has been the Chief Executive Officer of Magyar Telekom, from December 21, 2006, he has been the Chairman of the Company's Board of Directors.

          Dr. Ferri Abolhassan.    Dr. Abolhassan joined IBM in California in 1989 and completed his doctoral work in Research & Development in massive parallel computing at Saarland University in Saarbrucken. Between 1992 and 2000, he worked at SAP Retail Solutions as a Sales Director and as a Managing Director. Between 2001 and 2004, he was Co-Chairman and Chief Executive Officer at IDS Scheer AG. He was a member of top management at SAP AG as Executive Vice President. In 2008, he joined T-Systems International GmbH and he has been a Member of the Board of Directors of T-Systems and Chief of Systems Integration. From December 1, 2010, Dr. Abolhassan has been responsible for the New Production Unit as a member of the Executive Board at T-Systems.

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

          Dietmar Frings.    Mr. Frings acquired a degree in Business Administration at Federal University for Applied Services in Mainz in 1982. Between 1982 and 1986, he worked in managing functions in the Regional Office Branches at German Railways and between 1986 and 1989 at the Federal Ministry of Transport, and then as consultant of the Parliamentary State Secretary. He joined Deutsche Telekom in 1991 as a specialist for human resources issues, responsible for human resources services, recruitment and organizational change at Deutsche Telekom Headquarters. Subsequently, he has been in several positions within human resources. Between 1998 and 2001, he was responsible for the Labor Relations Management in Germany within the Human Resources Board Member Support Unit. After that, he was the Vice President and Head of the German Employers Association for eight years, at the same time being in charge of International Labor Relations. Since April 1, 2010, he has been Vice President Human Resources Compensation & Benefits and Labor Law for DT.

          Dr. Mihály Gálik.    Dr. Gálik is a senior university lecturer with a Ph.D in economics. He spent nearly two decades in the media, working for Hungarian Radio, where he held several positions involving high responsibility, including that of Managing Director. Afterwards, his professional career has been linked to the Budapest University of Economics (currently called Corvinus University of Budapest). For three years, he was a senior lecturer, while in the last twelve years he headed several departments at the university. He is author of some 90 scientific publications including four textbooks. He was also a recipient of the Széchenyi Professor Scholarship. Since January 1, 2008, he has been a Professor of the Media, Marketing-communication and Telecommunications Department of the Corvinus University of Budapest.

          Guido Kerkhoff.    Mr. Kerkhoff holds a degree in Business Administration from Bielefeld/Saarbrücken, Germany. He started his career in 1995 as a corporate balance sheet and taxation specialist with VEW AG, Dortmund, Germany. In 1996, he moved to Bertelsmann AG, Gütersloh, heading the Group Accounting and Controlling department from 1998. In 2002, he joined Deutsche Telekom's Finance area at the Headquarters in Bonn. His positions developed over several leading positions to the head of Group Accounting and Controlling. Since July 1, 2010, he has served as a member of the Board of Management of Deutsche Telekom AG to manage the subsidiaries in Europe.

          Thilo Kusch.    Mr. Kusch studied communication engineering and business administration at Technische Universität Berlin. From 1989 to 1992, he successfully established and ran his own company selling PCs and PC networks to residential and small business customers. From 1992 to 1998, he worked in a leading position in Arthur D. Little's Telecoms, IT, media and entertainment practice as a management consultant and from 1998 to 2001, he was telecommunications equity analyst with Dresdner Kleinwort Wasserstein. He joined Deutsche Telekom Group in 2001 as Senior Director in charge of IPO preparations and investor relations for T-Mobile International. Since April 2002, he was a Senior Executive Vice president of Deutsche Telekom, in charge of investor relations. He was appointed Chief Financial Officer of Magyar Telekom in September 2006.

          Dr. Klaus Nitschke.    Dr. Nitschke has a degree from the Cologne University in Biochemistry and Molecular Biology. He acquired a Bachelor of Arts degree from the Boston University and in 1992, a PhD degree as Doctor rerum naturalium from the Max-Planck Institute in Cologne. His career started in 1992 as a Top Management Consultant for Dicke & Associates Management Consultants. He participated in 1999 in the decision to sell the company to Deloitte Consulting, where he continued to work for another year. From 2000 to 2002, he continued his career with Bertelsmann AG as Chief Operating Officer of BOL AG (e-commerce book and CD retailer) and as Vice President, responsible for building up an MVNO. In 2002, he joined Deutsche Telekom where he has been in various management positions. He was first assigned as Area Manager for the Central European subsidiaries of Deutsche Telekom: Magyar Telekom, Hrvatski Telekom and Slovak Telekom. Between 2003 and 2005, he led the Strategy department of Deutsche Telekom's fixed line business in Germany. From 2005 to 2009, he worked as a Managing Director to build up a Product & Development unit which was later reintegrated into Deutsche Telekom. Currently he is working at Deutsche Telekom's General Headquarters leading the South Eastern European Strategy and is acting as Area Manager for Magyar Telekom Group.

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

          Dr. Ralph Rentschler.    After receiving a doctorate degree in economics, Dr. Rentschler worked for four years for Robert Bosch GmbH as an expert advisor on business principles and methods. His areas of responsibility included investment analysis and cost accounting. He was Head of Group Controlling and Planning and Reporting Departments at Carl Zeiss from 1992 to 1997. His areas of responsibility included production and investment controlling, controlling of affiliated companies, M&A and strategic planning. Later he became Commercial Manager of the Brand Optics Division at Carl Zeiss, where he managed Accounting, Controlling, Data Processing and Purchasing. Dr. Rentschler joined Deutsche Telekom in 2001 and became CFO of the group-wide Fixed Net division. From July 2009, Dr. Rentschler has taken over the position as the Financial Director of the Board Division Southern and Eastern Europe in addition to his position as the CFO of the Fixed Net business. From July 2010, Dr. Rentschler took over the position of the Financial Director Europe.

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

Management Committee

          Pursuant to the Rules of Procedure of the Board of Directors, the Board of Directors established a Management Committee in 2000, which is empowered to carry out the day-to-day operations in accordance with the annual business plan. On December 31, 2010, the Management Committee consisted of nine chief officers of Magyar Telekom. The members were as follows:

Name	Born	Current position	Member since
Christopher Mattheisen	1961	Chairman and Chief Executive Officer	2006
Attila Keszég	1966	Chief Sales and Services Officer	2010
István Király	1965	Chief Marketing Officer	2010
Thilo Kusch	1965	Chief Financial Officer	2006
István Maradi	1964	Chief Technology Officer	2007
Balázs Máthé	1968	Chief Legal and Corporate Affairs Officer	2010
Róbert Pataki	1971	Chief Strategy and Corporate Development Officer	2009
Tibor Rékasi	1973	Chief Operating Officer, Business Services Business Unit on an interim basis	2010
Éva Somorjai	1966	Chief Human Resources Officer	2007

Other Principal Directorships of Members of Management Committee

Name	Position held	Company
Christopher Mattheisen	See above
Attila Keszég	None
István Király	Member of the Board of Directors	IQSYS Informatikai és Tanácsadó Zrt.
	Member of the Board of Directors	Origo Média és Kommunikációs Szolgáltató Zrt.
Thilo Kusch	See above
István Maradi	Managing Director	Centro-plane Ltd.
Balázs Máthé	None
Róbert Pataki	Member of the Supervisory Board	FHB Kereskedelmi Bank Co., Ltd.
	Member of the Board of Directors	Origo Zrt.
	Member of the Board of Directors	Telekom New Média Zrt.
	Member of the Board of Directors	Investel Zrt.
	Member of the Board of Directors	Cronogorski Telekom

Name	Position held	Company
Tibor Rékasi	Member of the Board of Directors	IQSYS Informatikai és Tanácsadó Zrt.
	Member of the Board of Directors	KFKI Zrt.
Éva Somorjai	None

Biographies of Chief Officers

          Christopher Mattheisen.    See "Biographies of Members of the Board of Directors" above.

          Attila Keszég.    Mr. Keszég graduated from the Budapest University of Technology and Economics as a qualified mechanical engineer before attending an MBA course specializing in financial and management studies. He started his career in 1992 at Hemingway Holding, then he worked for Dove Mid Europe. In 1994, he joined Pepsi Cola Hungary first as Key Accounts Director, then Project Manager, later Unit Manager Central Hungary managing field sales, delivery and warehousing. From 1999, he worked as Sales Director of Pepsi Cola Hungary and from 2001, as Sales Director for Traditional Trade Central and Eastern Europe responsible for the Hungarian, Polish, Czech and Slovak markets. From 2005, he was the General Manager of Red Bull Hungary. From September 1, 2010, he has been Chief Sales and Services Officer of Magyar Telekom.

          István Király.    Mr. Király graduated from the Institute of International Relations in Moscow with a major in international economic relations. He received a specialized economics and business English translator and interpreter qualification from the Foreign Trade College Budapest in 1992 and MBA qualification from Oxford Brookes University in 2000. He joined Magyar Telekom from Pannon in 2004 as a business development manager and he was in charge of Strategy and Marketing Director in the Business Services Business Unit from 2008. As a result of the organizational changes effective from July 1, 2010, he has been appointed Chief Marketing Officer of Magyar Telekom.

          Thilo Kusch.    See "Biographies of Members of the Board of Directors" above.

          István Maradi.    Mr. Maradi graduated in 1989 from the Technical University of Budapest with a degree in communications engineering, specializing in GSM and mobile communication, then in 2000 obtained an MBA degree at the Open University of London. He started his carrier in Matáv PKI Research Institute as mobile telecommunications researcher. Then he participated in the start-up of Westel Rádiótelefon Ltd. with responsibility for network design. In the initial period of the company's operations he worked as design engineer, then as radio engineer, and from 1992 as director for network operations. From 1995, he was director of operations and core network planning at Westel 900 Rt. From 2001 to 2006, he worked as Chief Development Officer, Chief Information Officer and Deputy General Manager of T-Mobile Hungary. From 2006 to 2007, he worked for Cisco CEE as a market analyst in charge of business development support for the local Cisco offices in 17 European countries. From April 1, 2007, he has been Chief Information Officer of Magyar Telekom and from January 1, 2008, Chief Technology and IT Officer.

          Dr. Balázs Máthé.    Dr. Máthé received his law degree from Janus Pannonius University, Pécs in 1995. His previous studies included EU Law Studies at the Università degli Studi di Trento, Italy and a few semesters at the Faculty of Arts (History and Languages) of Janus Pannonius University. Prior to joining Magyar Telekom, he worked as an attorney at various international law firms for over a decade, including five years at one of the leading global law firms, Linklaters, where he was a Partner and the Head of the Corporate Department in Budapest. As an attorney, he specialized in cross border mergers and acquisitions and corporate governance matters. He joined Magyar Telekom as Group Legal Director in 2007. He was appointed Chief Legal and Corporate Affairs Officer of Magyar Telekom as of July 1, 2010.

          Róbert Pataki.    Mr. Pataki graduated as an economist from the Corvinus University in Budapest and then completed studies in International Finances and Marketing Management at the University of Erasmus in Rotterdam. He started his career as an investment analyst at Project Finance International Ltd.

in The Hague in 1995 and he worked as a financial analyst for Nutricia Netherlands BV in Rotterdam in 1996. He joined Accenture (Andersen Consulting) in 1996 and until 2001 he worked for Accenture's Strategic Services, first as a strategic consultant, later as a senior manager responsible for the telecommunications and e-commerce sectors. From 2001, he continued his professional career with A.T. Kearney as a dedicated account manager providing consultancy services to leading Hungarian telecommunications companies; later in 2003, he became senior manager of A.T. Kearney's European Telecommunications Team responsible for major European projects in the field of mobile communications and Internet services. He has been Chief Strategist of Magyar Telekom since September 2006. As of April 1, 2009, he was appointed Chief Operating Officer of Alternative Businesses and Corporate Development Business Unit by keeping his tasks as Chief Strategist of Magyar Telekom as well. Due to organizational changes within the company, he has worked as Chief Strategy and Corporate Development Officer from September 2009.

          Tibor Rékasi.    Mr. Rékasi graduated from the Budapest Foreign Trade College. He started his career at Integra Kft, as account manager. From 1997, he worked for Unisys Hungary as a relationship manager dealing with financial business partners, and then as Director for Customer Relations. In 2000, he joined Cisco Systems Hungary, where first he worked as Key Account Manager, and then as the Director of the Large Corporations Business Unit. In February 2007, he was appointed Managing Director of Cisco Systems Hungary, and in this position he was responsible for the coordination of all sales activities in Hungary in addition to the operating management of the company. He joined the Magyar Telekom Group on September 15, 2008, as the Managing Director of IQSYS Zrt., a member company of the Services Division, where he was Sales Director in addition to directing the entire company. From December 1, 2010, he was appointed head of Magyar Telekom Plc's Business Services Division on an interim basis.

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

          On December 31, 2010, the members of the Supervisory Board, their principal occupation and the years of their original election were as follows:

Name	Born	Principal Occupation	Member since
Dr. János Bitó	1936	Chairman of the Thesis and Final Examination Board at Pázmány Péter Catholic University, Information Technology Faculty	2010
Attila Bujdosó	1967	President of the Telecommunications Trade Union	2010
Dr. János Illéssy	1962	Managing Director, Lebona Kft.	2006
Dr. Sándor Kerekes	1948	Director of Institute of Environmental Sciences Corvinus University Budapest	2006
Konrad Kreuzer	1948	Chairman of the Board of Directors of E.ON Hungary Zrt.	2006
Tamás Lichnovszky	1962	Senior expert, Magyar Telekom Plc.	2010
Martin Meffert	1960	Country manager for Hungary, Head office of T-Home, Deutsche Telekom AG	2009
Dr. László Pap	1943	Budapest University of Technology, Professor	1997
Dr. Károly Salamon	1954	Chairman—Chief Executive Officer of MKB General Insurance Zrt. and MKB Life Insurance Zrt.	2010
Zsoltné Varga	1969	Quality Manager, Magyar Telekom Plc.	2008
György Varju	1946	Chairman of the Central Workers' Council	2005

          The members' mandate lasts until May 31, 2013.

Other Principal Directorships of Members of the Supervisory Board

Name	Position held	Company
Dr. János Bitó	None
Attila Bujdosó	None
Dr. János Illéssy	None
Dr. Sándor Kerekes	Chairman of the Advisory Board	Zöld Iránytü Alapítvány
	Member of the Supervisory Board	Tomori Pál Föiskola
	Chairman of the Advisory Board	Vezetöképzésért Alapítvány
	Member of the Advisory Board	Lélegzet Alapítvány
	Member of the Supervisory Board	Budapesti Közgazdaságtudományi Egyetem Alapítvány
Konrad Kreuzer	Chairman of the Board of Directors	E.ON Slovensko
	Chairman of the Supervisory Board	E.ON Észak-dunántúli Áramszolgáltató Zrt.
	Chairman of the Supervisory Board	E.ON Dél-dunántúli Áramszolgáltató Zrt.
	Chairman of the Supervisory Board	E.ON Tiszántúli Áramszolgáltató Zrt.
	Chairman of the Supervisory Board	E.ON Közép-dunántúli Gázszolgáltató Zrt.
	Chairman of the Supervisory Board	E.ON Dél-dunántúli Gázszolgáltató Zrt.
	Chairman of the Board of Directors	Zapadoslovenska Energetika, Slovakia
	Member of the Supervisory Board	Budapest Airport Zrt.
Tamás Lichnovszky	None
Martin Meffert	None
Dr. László Pap	Member of the Supervisory Board	Viking Zrt.
Dr. Károly Salamon	Member of the Board of Directors	Hungarian Mortgage Bank
	Member of the Presidency	German–Hungarian Chamber of Commerce
Zsoltné Varga	None
György Varju	Member of the Supervisory Board	Dimenzió Insurance and Self-Aid Association

Biographies of Members of the Supervisory Board

          Dr. János Bitó.    Dr. Bitó graduated from the Faculty of Natural Sciences at József Attila University of Sciences in 1958, and received a Doctor rerum naturalium in 1960. In 1967, he received a PhD, and in 1971, a Doctor of Science in technical sciences. He has taught in many Hungarian and foreign universities. Between 1971 and 2002, he worked as a technical, research and development director, managing director or chief officer at a number of companies and institutions, and as senior advisor to a minister. Between 1965 and 2005, he accomplished considerable achievements in scientific research and development. He is a member of a number of scientific organizations, including the Committee on Information Science and the Committee on Automation and Computer Science of the Hungarian Academy of Sciences. At present he is the Chairman of the Thesis and Final Examination Board at Pázmány Péter Catholic University, Information Technology Faculty.

          Attila Bujdosó.    Mr. Bujdosó holds a degree in electrical engineering from Kandó Kálmán Technical College of Budapest, Faculty of Electrical Engineering. Since 1985, he has been working at Magyar Telekom and its legal predecessors. Until 1998, he worked as an exchange maintenance technician, then as a technical coordinator and an administrative operator. He has been a member of various trade unions since 1985: between 1985 and 1990 a member of the Postal Workers' Trade Union, between 1990 and 1993 a member of the Telecommunications Workers' Trade Union, between 1993 and 2004 a member of the Hungarian Telecommunications Branch Trade Union, from 2004 a member, and since July 1, 2008, the president of the Telecommunications Trade Union. Between 2005 and 2007, he was a member of the Workers' Council and between July 1, 2008 and December 31, 2010 he was a member of the Presidency of MSZOSZ (National Confederation of Hungarian Trade Unions).

          Dr. János Illéssy.    Dr. Illéssy is an electrical engineer with a degree from the Budapest Technical University and has received MBA and PhD degrees from the University of Pittsburgh, USA. He spent over 15 years with Pannonplast, a plastics producer listed on the Budapest Stock Exchange, as consultant, controller, CFO and then Chairman-CEO. Between 2001 and 2003 he worked as CFO for the Hungarian subsidiary bank of BNP Paribas. Between 2004 and 2007 he was the CFO and member of the Board of Directors of BorsodChem. Currently, he is the managing director of Lebona Kft. and teaches Financial Economics at the Institute of International Business Relations and also at the Business School of Central European University as an Adjunct Professor.

          Dr. Sándor Kerekes.    Professor Kerekes holds an MSc in Chemistry and Economics. He received a PhD degree in Economics in 1984 and Doctor of Sciences (the highest degree awarded by the Hungarian Academy of Sciences) in 2003. In 1994, he participated in the Advanced Management Program at Harvard Business School. For 15 years, he was member or Chairman of the Board of Directors or Supervisory Boards of various Hungarian mid-size companies. Since 1986, he has served as the Head of Department and later as the director of Corvinus University and its legal predecessors. Between 1994 and 1997 and between 2002 and 2006 he served as the Dean of Business Administration Faculty of Corvinus University. He is the Director of the Institute of Environmental Sciences and Vice Rector of Academic Affairs of Corvinus University. He is member of the editorial boards of various papers (e.g., Economy and Society, Vezetéstudomány) and the author of many books and articles.

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

          Tamás Lichnovszky.    Mr. Lichnovszky received a Bachelor's degree as licensed signal officer and telecommunications engineer in 1984 from Zalka Máté Military Technical College and as manager engineer in 2002 from the Budapest Technical College. In 2010, he received a post-graduate degree in complementary legal studies from the Pázmány Péter Catholic University. He has been working at Magyar Telekom and its legal predecessor in technical and customer service areas since 1990. He has been an elected member of the Workers' Council since 1998 and is a member of the Central Workers' Council.

          Martin Meffert.    Mr. Meffert holds a degree in Telecommunications Engineering from the University of Applied Sciences and a degree in Economics from the Business and Administration Academy in Koblenz, Germany. He started his career in 1985 as a telecommunications network planner and later satellite services specialist in the regional directorate of Deutsche Bundespost in Koblenz. Between 1990 and 1998 he served in the Ministry of Telecommunications in Bonn at the departments of satellite systems and international network projects. In 1999, he joined the fixed line business of Deutsche Telekom responsible for cooperation and alliance management. Since 2003, he has been a country manager for Hungary at the Head Office of T-Home.

          Dr. László Pap.    Dr. Pap graduated from the Budapest Technical University with a degree in telecommunications. He received a PhD in 1980 and Doctor of Sciences in 1992. He has been a professor in the Electrical Engineering and Informatics Faculty at Budapest Technical University since 1992. From

1992 to 2008 he served as Head of the Telecommunications Department and from 2001 to 2004 as Strategic Vice Rector. He is a full member of the Hungarian Academy of Sciences and has obtained numerous patents for his inventions. He is the Honorary President of the Scientific Society of Telecommunications, a member of the Telecommunications Systems Committee of the Hungarian Academy of Sciences, a member of the editorial board of the periodical World of Nature and Wireless Networks, an expert of the Hungarian Space Research Governmental Committee and the president of the Scientific Committee of Space Research.

          Dr. Károly Salamon.    Dr. Salamon graduated in 1977 from the Kandó Kálmán Technical College of Budapest with a bachelor of science of Electrical Engineering, and in 1983 from Eötvös Lóránd University of Sciences with a master of science of Mathematics. He received an MBA degree at the University of Pittsburgh in 1991 and then he received a PhD from the University of Economics in Budapest in 1993. Between 1977 and 1990, he worked as a design engineer, then as a development engineer and later as a project leader at different companies. From 1990, he worked for Ernst and Young International Audit and Consulting Company as a partner. Between 1995 and 2005, he was the Chief Financial Officer, then from 2006 to 2008 the Chairman-Chief Executive Officer of Allianz Hungária Biztosító Zrt. From 2008, he was the general director of MIS Ltd. He has been the Chairman-Chief Executive Officer of MKB General Insurance Zrt. and MKB Life Insurance Zrt. since July 1, 2010.

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

Compensation of Directors and Officers

          For the year ended December 31, 2010, the aggregate compensation of the members of the Board of Directors in their capacity as Board members was HUF 13.1 million in the following breakdown:

Name	Position held	Compensation
Dr. István Földesi	Member of the Board of Directors	HUF 4.37 million
Dr. Mihály Gálik	Member of the Board of Directors	HUF 4.37 million
Frank Odzuck	Member of the Board of Directors	HUF 4.37 million

          For the year ended December 31, 2010, the aggregate compensation of the members of the Supervisory Board in their capacity as Supervisory Board members was HUF 48.3 million in the following breakdown:

Name	Position held	Compensation
Attila Csizmadia	Member of the Supervisory Board (until April 7, 2010)	HUF 0.95 million
Dr. János Illéssy	Member of the Supervisory Board	HUF 3.53 million
	Chairman of the Audit Committee	HUF 4.71 million
Dr. Sándor Kerekes	Member of the Supervisory Board	HUF 3.53 million
	Member of the Audit Committee	HUF 2.47 million
Dr. László Pap	Chairman of the Supervisory Board	HUF 5.38 million
	Member of the Audit Committee	HUF 2.27 million
István Koszorú	Member of the Supervisory Board (until March 3, 2010)	HUF 0.61 million
Konrad Kreuzer	Member of the Supervisory Board	HUF 3.53 million
Zsoltné Varga	Member of the Supervisory Board	HUF 3.53 million
György Varju	Member of the Supervisory Board	HUF 3.53 million
Dr. János Bitó	Member of the Supervisory Board (from April 7, 2010)	HUF 2.59 million
	Member of the Audit Committee (from April 7, 2010)	HUF 1.94 million
Dr. Károly Salamon	Member of the Supervisory Board (from April 7, 2010)	HUF 2.59 million
	Member of the Audit Committee (from April 7, 2010)	HUF 1.94 million
Attila Bujdosó	Member of the Supervisory Board (from April 7, 2010)	HUF 2.59 million
Tamás Lichnovszky	Member of the Supervisory Board (from April 7, 2010)	HUF 2.59 million

          For the year ended December 31, 2010, the aggregate compensation of the members of the Management Committee ("MC") was HUF 998 million.

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

          For information about our Mid-term Incentive Plan ("MTIP"), see Note 24.1 to the consolidated financial statements. For further information about the compensation of key management and Deutsche Telekom's Stock Option Plan, see Note 34.4 to the consolidated financial statements.

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

Board Practices

          Members of the Board of Directors and the Supervisory Board are elected for a term of three years. Current members of the Board of Directors and the Supervisory Board serve until May 31, 2013. Members of the Management Committee are elected for an indefinite period.

          Employment contracts with our management employees contain special provisions providing for entitlements after termination of employment; therefore, the amount of severance is higher than the amount required by the applicable provisions of the Labor Code.

          In compliance with the relevant provisions of the Act IV of 2006 on Business Associations and the Company's Articles of Association, the AGM held on April 7, 2010 elected an Audit Committee from the independent members of the Supervisory Board. The members of the Audit Committee of Magyar Telekom are Dr. János Illéssy (Chairman), Dr. László Pap, Dr. Sándor Kerekes, Dr. Károly Salamon and Dr. János Bitó. The mandate of the Audit Committee members—similarly to that of the Board of Directors members and the other Supervisory Board members—lasts until May 31, 2013.

          The Audit Committee acts independently within its scope of authority provided in Act IV of 2006 on Business Associations, Act CXX of 2001 on the Capital Market, our Articles of Association, and in compliance with the rules and regulations of the BSE and the SEC, as well as the provisions and rules of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act").

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

          The Audit Committee recommends the appointment of independent auditors to be elected at the AGM and approves the scope of external audit services. The Audit Committee pre-approves all audit and non-audit services to be performed by the external auditor and the related fees. With respect to the fees within the exclusive scope of authority of the General Meeting, it shall provide the General Meeting with a recommendation. The Audit Committee also reviews and evaluates our annual financial statements, taking into account results of audits and reviews performed by the independent auditors. The Audit Committee meets at least four times a year.

          The Remuneration Committee makes proposals to the Board of Directors with respect to appointment and dismissal, as well as remuneration of chief officers, including establishment and assessment of bonus targets. Members of the Remuneration Committee are Frank Odzuck and Dr. Ralph Rentschler. The Chairman of the Remuneration Committee is Guido Kerkhoff who was elected as member of the Remuneration Committee by the Board of Directors on April 21, 2010. The Remuneration Committee meets at least three times a year.

Employees

          We had 10,258 employees as of December 31, 2010. The following table provides information concerning the number of full-time employees, including full-time equivalents, of Magyar Telekom Plc. and its consolidated subsidiaries:

	At December 31,
	2008	2009	2010
Magyar Telekom Plc.	6,125	6,459	6,076
Magyar Telekom Plc. and its consolidated subsidiaries	10,439	10,828	10,258

          The following table provides information on the breakdown of Magyar Telekom's employees by segment:

	At December 31,
	2008	2009	2010
CBU	2,893	2,937	2,678
BBU	1,469	1,709	1,662
Headquarters	1,034	1,095	1,513
Technology	2,078	2,120	1,893
Macedonia	1,738	1,754	1,698
Montenegro	868	876	814
All other	359	337	0

Total	10,439	10,828	10,258

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

          In order to simplify and streamline its organization, Magyar Telekom has already implemented several integration steps. The merger with T-Mobile Hungary in March 2006, the integration of Emitel and the access business area of T-Online into the parent company from October 2007 and the integration of T-Kábel from October 2009 enabled the management to eliminate overlaps and simplify the processes and the operational structure of the Group. The decision on the change in the organizational model was a further step to ensure a more customer-focused approach and a lean management structure. With the aim to further improve efficiency and reduce headcount, management started negotiations with the trade unions and reached an agreement in October 2010.

          We have reached an agreement with the trade unions representing our employees on wage development, headcount reduction and decreases in additional employee allowances at the parent company level for 2011. The key elements of the agreement are the following: reduction of headcount by 300 in addition to lay-offs of managers and early retirement packages. The agreement with the trade unions also sets the increase in remuneration for parent company employees at four percent from July 2011. However, higher paid employees (approximately 520), typically in managerial positions, will be entitled to an average wage increase of two percent. Related to the wage increase, a portion of the 2011 regular bonus payment will be dependent on the financial performance of the Company in 2011 and will only be paid if EBITDA surpasses a certain level.

          These efficiency improvement measures are necessary steps to mitigate the negative trends in the telecommunications industry being faced by Magyar Telekom. Increasing competition in all segments and a tougher regulatory (roaming regulation and reducing termination fees) and macroeconomic environment will put pressure on our performance in coming years.

          Employee Representation and Labor Relations.    Magyar Telekom Plc. has entered into a collective bargaining agreement with the Hungarian telecommunications trade unions (Távközlési Szakszervezet, "TÁVSZAK" and Magyar Távközlési Ágazati Szakszevezet, "MATÁSZ"). The agreement, which can be terminated by either party with three months' notice, and applies to all Magyar Telekom Plc. employees except the CEO, regardless of their union membership status. Wage terms in the agreement must be renegotiated annually. Under the agreement, employees are generally entitled to prior notice before termination. Furthermore, employees are entitled to a specific amount of severance pay, which depends on the tenure of the employee. Employees are also entitled to welfare benefits as discussed below.

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

          Under the Act IV of 2006 on Business Associations (the "Companies Act"), employee representatives on the Supervisory Board are nominated by the Workers' Council in cooperation with the Trade Union. The composition of the Supervisory Board is approved by the AGM. At least one third of the members of the Supervisory Board must be employee representatives. On December 31, 2010, three members of the Supervisory Board were employee representatives. These members were Tamás Lichnovszky, Zsoltné Varga and György Varju.

          We believe that our relations with our employees are good. We have not experienced any labor strikes or disruptions since our formation.

          Pensions and Benefit Programs.    We provide employees with discounted telephone services, subsidized meals, interest-free loans to purchase real estate (such loans are not offered or extended to the Company's executive officers and directors), discount holiday facilities and other fringe benefits. In addition to our statutory contributions to governmental health, retirement and unemployment schemes, we contribute to the employees' voluntary pension fund and supplementary benefits fund, which provide private pension and health insurance benefits supplementing government pension and health benefits. We do not, however, guarantee payment by the benefits fund to its members. At the end of 2010, approximately 83 percent of all employees participated in the pension plan, 58 percent in the self-help plans and 80 percent in the health fund.

Share Ownership of Management

          The following table sets out information relating to holdings of ordinary shares by our directors and executive officers at December 31, 2010:

Name	Position	No. of Shares Owned
Christopher Mattheisen	CEO, Chairman of the Board of Directors	19,041
Thilo Kusch	CFO, Member of the Board of Directors	3,500
Dr. Mihály Gálik	Member of the Board of Directors	1,000
Tamás Lichnovszky	Supervisory Board Member	7,790
Dr. Károly Salamon	Supervisory Board Member	43,200
Zsoltné Varga	Supervisory Board Member	1
György Varju	Supervisory Board Member	320
Éva Somorjai	Chief Human Resources Officer	2,300

Total		77,152

          For information about share options, see 24.3 to the consolidated financial statements. For information about Deutsche Telekom stock appreciation rights, Mid-term Incentive Plan ("MTIP") programs and stock option plans, see Note 24.1 and 34.4 to the consolidated financial statements.

          None of our directors and executive officers held Magyar Telekom options at December 31, 2010.

ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

          The share capital of Magyar Telekom Plc. is HUF 104,274,254,300, consisting of 1,042,742,543 Series "A" ordinary shares with a nominal value of HUF 100 each at December 31, 2010.

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

          Information concerning our ownership structure as of December 31, 2010 is set out in the following table:

Shareholder	Number of shares	Percentage of share capital
MagyarCom(1)	617,436,759	59.21
Publicly traded(2)	424,914,922	40.75
Treasury stock	390,862	0.04

	1,042,742,543	100.00

(1)
MagyarCom is a wholly owned subsidiary of Deutsche Telekom.

(2)
Of our publicly traded shares, JP Morgan Chase Bank, N.A., as Depositary, had 5,077,942 ADRs, evidencing 25,389,710 shares on its accounts as of December 31, 2010, for registered holders, such amount representing 2.43 percent of the total shares outstanding. We do not know whether this percentage may be indicative of the percentage of our ordinary shares held by U.S. persons. Also, members of the Board of Directors, Supervisory Board and the management own a total of 77,152 shares.

          MagyarCom does not have different voting rights than our other shareholders and, as with our other shareholders, MagyarCom is entitled to one vote per each ordinary share that it owns.

Related party transactions

          For a discussion of related party transactions and a list of loans outstanding at December 31, 2010 with related parties, see Notes 16 and 34 to the consolidated financial statements.

          The table below sets out the largest amount outstanding during 2010 for each of the Company's liabilities to Deutsche Telekom International Finance BV. We did not have loans from any other related parties during 2010.

Date of highest amount of outstanding	Carrying amount in HUF millions	Currency	Interest rate (%)	Fixed/ floating	Repayable/repaid
April 30, 2010	54,460	HUF	8.30	fixed	May 2015
July 31, 2010	46,122	EUR	4.46	fixed	January 2015
April 30, 2010	40,466	HUF	6.83	floating	May 2012
June 30, 2010	36,734	HUF	7.21	fixed	July 2011
December 31, 2010	28,478	HUF	6.23	fixed	December 2016
June 30, 2010	27,000	HUF	5.97	fixed	July 2010
September 30, 2010	26,690	HUF	7.25	fixed	October 2013
September 30, 2010	25,691	HUF	5.99	floating	April 2011
August 31, 2010	22,288	EUR	3.76	fixed	June 2014
June 30, 2010	21,636	HUF	7.68	fixed	July 2010
January 1, 2010	20,313	HUF	1.35	floating	January 2010
June 30, 2010	10,817	HUF	7.67	fixed	July 2010
March 31, 2010	9,587	HUF	6.40	floating	January 2011
March 31, 2010	9,587	HUF	6.40	floating	January 2012
March 31, 2010	9,587	HUF	6.40	floating	January 2013
January 1, 2010	9,486	HUF	7.07	floating	January 2010

ITEM 8—FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS

          See "Item 17—Financial Statements".

OTHER FINANCIAL INFORMATION

Legal proceedings

Legal proceedings pending before the competent courts

          There are numerous legal cases for which provisions were recognized, none of which are individually material, and are therefore not disclosed.

          The most significant contingent liabilities of the Company are described below. No provisions have been recognized for these cases as management estimates that it is unlikely that these claims originating from past events would result in any material economic outflows from the Company, or the amount of the obligation cannot be measured with sufficient reliability.

Compensation for termination of a service contract by T-Mobile Macedonia

          In January 2002, T-Mobile Macedonia signed an agreement with a subcontractor, including a 3-month trial period, for the collection of T-Mobile Macedonia's overdue receivables. After the expiration of the 3-month trial period, T-Mobile Macedonia terminated this contract in April 2002 due to breaches of the contractual obligations by the subcontractor. The subcontractor initiated a lawsuit in April 2003 requesting damage compensation for foregone profit and compensation for services already rendered. Management estimates that it is unlikely that the subcontractor will win the court case against T-Mobile Macedonia. The potential loss from the claim is approximately HUF 4.4 billion. The first instance decision in 2010 was in favor of T-Mobile Macedonia, but the plaintiff submitted an appeal, therefore the timing of the final resolution is uncertain.

Makedonski Telekom's dispute on fixed-to-mobile termination fees

          In 2005, Makedonski Telekom changed the retail prices for the traffic from the fixed-to-mobile networks. According to the interconnection agreements with the mobile operators, the change in retail prices automatically decreased the interconnection fees for termination on the mobile networks. In February 2006, one of the Macedonian mobile operators, Cosmofon, submitted to the AEC a request for dispute resolution with reference to the termination prices. The AEC rejected the requests of Cosmofon as "ungrounded". This decision of the AEC was appealed by Cosmofon by filing a lawsuit at the Administrative Court of Macedonia. The potential loss from the claim is approximately HUF 0.4 billion, but management estimates it unlikely that this will result in any material cash outflows. The final decision will be made by the Administrative Court of Macedonia, the timing of which is uncertain.

Employee salary disputes in Montenegro

          In July 2010, the Trade Union of Crnogorski Telekom submitted a claim to increase salaries for employees of Crnogorski Telekom by 15.3 percent for the period between September 2009 and September 2010, based on the clause on minimum wage calculation in the Collective Bargaining Agreement (CBA). Management believes that the Trade Union is not entitled to submit such claim and also disagrees with the calculation methodology. There has not been any hearing yet in this case. The potential exposure is HUF 0.8 billion.

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

          On December 2, 2009, the Audit Committee provided the Company's Board of Directors with a "Report of Investigation to the Audit Committee of Magyar Telekom Plc." dated November 30, 2009 (the "Final Report"). The Audit Committee indicated that it considers that, with the delivery of the Final Report based on currently available facts, White & Case has completed its independent internal investigation.

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

  •
  Between 2000 and 2006 a small group of former senior executives at the Company and the Company's Macedonian affiliates authorized the expenditure of approximately EUR 24 million through over twenty suspect consultancy, lobbying, and other contracts (including certain contracts between the Company and its subsidiaries on one hand, and affiliates of a Cyprus-based consulting company on the other hand). The Final Report concludes that "the available evidence does not establish that the contracts under which these expenditures were made were legitimate."

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

          As previously announced, the DOJ, the SEC and the Ministry of Interior of the Republic of Macedonia have commenced investigations into certain of the Company's activities that were the subject of the internal investigation. Further, in relation to certain activities that were the subject of the internal investigation, the Hungarian Central Investigating Chief Prosecutor's Office has commenced a criminal investigation into alleged corruption with the intention of violating obligations in international relations and other alleged criminal offenses. In addition, the Montenegrin Supreme State Prosecutor is also investigating the activities of the Company that were the subject of the internal investigation and has requested information from the Company in relation to the relevant contracts. These governmental investigations are continuing, and the Company continues to cooperate with these investigations.

          As previously disclosed, the Company, through its external legal counsel, is engaged in discussions with the DOJ and the SEC regarding the possibility of resolving their respective investigations as to the Company through negotiated settlements. The Company has not reached any agreement with either the

DOJ or the SEC regarding resolution of their respective investigations, and discussions with both agencies are continuing. We may be unable to reach a negotiated settlement with either agency. Any resolution of the investigations could result in criminal or civil sanctions, including monetary penalties and/or disgorgement, against the Company or its affiliates, which could have a material effect on the Company's financial position, results of operations or cash flows, as well as require additional changes to its business practices and compliance programs. The Company cannot predict or estimate whether or when a resolution of the DOJ or SEC investigations will occur, or the terms, conditions, or other parameters of any such resolution, including the size of any monetary penalties or disgorgement, the final outcome of these investigations, or any impact such resolution may have on its financial statements or results of operations. Consequently, the Company has not made any provisions in its financial statements as of December 31, 2010 with respect to the investigations.

Lawsuit by minority shareholders—AGM, April 2010

          As previously disclosed in May 2010, two Hungarian minority shareholders filed a lawsuit against the Company, requesting the Metropolitan Court to render ineffective the resolutions passed by the general meeting on April 7, 2010. These two shareholders have previously brought lawsuits challenging resolutions passed by Magyar Telekom's shareholders at previous general meetings, as previously disclosed by the Company.

          On October 29, 2010, the Metropolitan Court announced its first instance judgment rejecting the minority shareholders' claim. This first instance judgment is not final and binding as the plaintiffs submitted an appeal against the judgment.

          Magyar Telekom disagrees with the lawsuit initiated by the minority shareholders and will continue to vigorously defend against the claims. We cannot fully exclude that the Company will be required to take other corporate actions in connection with the shareholders' suit described above. Also, we cannot provide any assurance that this matter would not have other adverse effects on the Company that are not currently foreseen.

Dividend Policy

          The Board of Directors of the Company proposed a HUF 50 per ordinary share dividend distribution to be approved by the Annual General Meeting of the Company on April 12, 2011. Based on the Board of Directors proposal the record date for payment of the dividends is May 5, 2011.

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

          The determination of whether to pay dividends and the amount of dividends paid depends upon, among other things, the Company's earnings, financial condition and cash requirements, applicable restrictions on the payment of dividends under Hungarian law and any other factors the Board of Directors may consider relevant. As of December 31, 2010, the reserves available for distribution were HUF 253,793 million.

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

Significant changes

          For a discussion of subsequent events, see Note 37 to the consolidated financial statements.

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

          On October 20, 2010, the Company provided written notice to the New York Stock Exchange ("NYSE") of its intention to delist its ADSs from the NYSE. The Company filed the related Form 25 with the SEC on November 2, 2010. The delisting of the ADSs from the NYSE became effective on November 12, 2010, from which time the ADSs are no longer listed and traded on the NYSE.

          The Company's ordinary shares continue to be listed and traded on the Budapest Stock Exchange.

Trading on the New York Stock Exchange

          The table below sets forth the high and low closing sales prices for the ADSs on the New York Stock Exchange for the periods indicated:

	Price per ADS
	High	Low
	(U.S.$)
2006	28.03	17.26
2007	29.38	23.59
2008	28.00	11.68
2009
First Quarter	14.31	10.19
Second Quarter	16.10	11.25
Third Quarter	22.06	14.07
Fourth Quarter	23.80	18.50
2010
First Quarter	20.60	16.79
Second Quarter	21.48	13.53
Third Quarter	16.38	13.78
Fourth Quarter (through November 11, 2010)*	16.92	14.22
2010
September	16.38	14.88
October	16.92	14.22
November (through November 11, 2010)*	15.49	14.25

Source: Bloomberg

*
As described above, the delisting of the Company's ADSs became effective on November 12, 2010, from which time the ADSs are no longer traded on the NYSE.

 Trading on the Budapest Stock Exchange

          The table below sets forth the high and low closing sales prices for the shares on the Budapest Stock Exchange for the periods indicated:

	Price per Share
	High	Low
	(HUF)
2006	1,072	759
2007	1,069	852
2008	928	521
2009
First Quarter	598	493
Second Quarter	648	504
Third Quarter	813	561
Fourth Quarter	855	708
2010
First Quarter	802	677
Second Quarter	815	625
Third Quarter	708	632
Fourth Quarter	664	511
2010
September	708	666
October	664	563
November	603	539
December	550	511
2011
January	560	540
February	558	526
March (through March 23, 2011)	590	552

Source: Bloomberg

ITEM 10—ADDITIONAL INFORMATION

Share Capital

          As of December 31, 2010, the share capital of Magyar Telekom Plc. was HUF 104,274,254,300, consisting of 1,042,742,543 Series "A" ordinary shares with a nominal value of HUF 100 each.

          Shareholders are entitled to receive dividends in proportion to the aggregate nominal value of shares held by such shareholders out of the distributable reserves assigned for distribution by the General Meeting. The dividend entitlement lapses after five years from the first payment date.

Prospective Share Repurchase Program

          On February 24, 2011, the Board of Directors resolved to propose to the General Meeting to provide a new authorization for the repurchase of ordinary Magyar Telekom shares. The purpose of the authorization is to supplement Magyar Telekom's current shareholder remuneration policy in line with international practice. While the authorization will allow for the repurchase of shares, the Board of Directors believes that dividend payments should remain the primary method for shareholder distributions and remuneration.

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

Option to Purchase Securities from Registrant or Subsidiaries

          For information about share options, see 24.3 to the consolidated financial statements. For information about Deutsche Telekom stock appreciation rights, Mid-term Incentive Plan ("MTIP") programs and stock option plans, see Note 24.1 and 34.4 to the consolidated financial statements.

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

          We further amended our Deposit Agreement to change the amounts that are charged by the Depositary to ADR holders in connection with the distribution of dividends to ADR holders and transfers of ADRs. An administration fee of U.S. $0.05 per ADS per calendar year for services performed by the Depositary in administering the ADRs is also payable by ADR holders pursuant to the amended Deposit Agreement. The amendment, dated as of February 7, 2011, was filed with the SEC on February 7, 2011 as an exhibit to Post-Effective Amendment No. 2 to our Registration Statement on Form F-6. See Item 12.D.3 for a description of the fees and charges that a holder of our ADSs may have to pay, either directly or indirectly, to the Depositary pursuant to the amendments to our Deposit Agreement.

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

          If the General Meeting does not have a quorum, a second General Meeting with the same agenda shall be held after a period of at least ten days following the convocation of the second General Meeting. A reconvened General Meeting will have a quorum for those matters on the original agenda, regardless of the number of shareholders present.

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

  20.
  decide on the exclusion of subscription preference right; and

  21.
  evaluate the work of the members of the Board of Directors in the previous business year and decide on granting relief to the members.

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

          The Supervisory Board comprises a minimum of three and a maximum of 15 members. Its members shall be elected by the General Meeting for a period of three years until May 31 of the third year subsequent to the date of the said General Meeting, with the exception that if the General Meeting in the third year is held prior to May 31 then their assignment lasts until the date of such General Meeting. It may assign certain supervisory tasks to any of its members or may delegate supervisory tasks among its members on a permanent basis. The members must act in person, not through a representative. No member of the Supervisory Board may receive any instruction from his or her employer or the Company's shareholders as to fulfillment of their duty and obligations as Supervisory Board member. The Supervisory Board carries out its activities in accordance with rules of procedure established by the Supervisory Board, which are approved by the General Meeting of shareholders.

The Audit Committee

          The General Meeting elects a three to five member Audit Committee from the independent members of the Supervisory Board for the same duration as the membership of the relevant members in the Supervisory Board. The Audit Committee acts independently within its scope of authority provided in the Companies Act, Act CXX of 2001 on the Capital Market, our Articles of Association, and in compliance with the rules and regulations of the BSE and the SEC, as well as the provisions and rules of the Exchange Act. The Audit Committee oversees the work of the Company's independent auditor and the Group Compliance Director, evaluates the operation of the financial reporting system and the efficiency of the internal audit function.

The Board of Directors

          The Board of Directors is the executive body of the Company and represents the Company in dealings with third parties, courts of law and other authorities. The Board of Directors exercises its rights and performs its duties as an independent body.

          The Board of Directors comprises a minimum of six and a maximum of eleven members. The members of the Board of Directors are elected by the General Meeting for a term of three years until May 31 of the third year subsequent to the date of the said General Meeting, with the exception that if the General Meeting in the third year is held prior to May 31 then their assignment lasts until the date of such General Meeting. Members of the Board of Directors may be removed or re-elected by the General Meeting at any time. The Board of Directors carries out its activities in accordance with rules of procedure established by the Board of Directors and subject to the provisions of applicable law and the Articles of Association.

          A member of the Board of Directors must act with the due care that can be generally expected from persons in such a position and—unless otherwise provided in the applicable law—give priority to the interests of the Company. The members of the Board of Directors shall be held liable, in accordance with provisions of general rules of civil law, for damages to the Company caused by any infringement of the law, of any breach of the Articles of Association, the resolution of the General Meeting or their management obligations. If the damage was caused by the resolution of the management as a body, those members are exempted from such liabilities who did not participate in the voting or voted against the resolution in question. The members of the Board of Directors shall bear unlimited, joint and several liability towards the Company for any damage resulting from the incorrectness of the data, rights or facts notified to the court of registry, or from any delay in filing or failure to file the notification, including where the annual report prescribed by the Accounting Act and the relating business report is not drawn up or not published in compliance with the relevant provisions of the Accounting Act.

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

Transfer of Shares

          The acquisition and transfer of the dematerialized share shall only be effected through crediting or debiting the securities account. The owner of the security—unless the contrary is proved—shall be the person on whose account the security is registered. The transfer of registered or Interim Share Certificates shall be effective with respect to the Company when the name of the new owner of the shares has been entered in the Shareholders' Register. If any request regarding the registration at the registrar is justified by the appropriate documents, the Company shall, within a period of fifteen (15) days, examine such documents and decide whether the new owner acquired the shares in accordance with the provisions of these Articles. If the Company establishes that the transfer occurred in violation of the Articles, it shall not register such transfer of shares. The Company shall promptly notify the new owner of its reasoned decision and the new owner shall have the right to request, within thirty (30) days of the rendering of such decision, the competent court to review the decision. Those shareholders who wish so, shall not be registered in the Shareholders' Register in addition to those who obtained the shares in violation of laws or Articles regarding the transfer of shares. The registrar, except in the event set forth in Articles of Association section 2.4. (b) and (c), shall not refuse prompt registry and shall promptly delete such shareholder who wishes so. If the ownership of the shareholder ceased to exist with the transfer of shares the custodian shall notify the registrar on this fact within two working days upon such event. The registrar, based on the notification, shall promptly incorporate such changes in the Shareholders' Register.

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

          You should note that the United States and Hungary signed a new double taxation convention on February 4, 2010 (the "New Treaty") that will replace the Existing Treaty. The New Treaty will enter into force when instruments of ratification are exchanged. The exact timing of the U.S. ratification procedures is uncertain. The New Treaty would generally be effective, in respect of taxes withheld at source, for amounts paid or credited on or after the first day of the second month following the date the New Treaty enters into force. In respect of other taxes, the New Treaty would generally be effective for taxable periods beginning on or after January 1 of the first full calendar year after the date the New Treaty enters into force. The most significant changes introduced by the New Treaty are the inclusion of a limitation on benefits article, which is absent from the Existing Treaty, and a withholding tax exemption for dividends paid to pension funds. You should consult your own tax advisor to determine your eligibility for the benefits of the New Treaty once it enters into force.

          With regard to Hungarian taxation:

1.       Dividends

          Under current Hungarian domestic law no Hungarian withholding tax will apply on dividends paid by the Company to shareholders other than individuals. Therefore, non-individual U.S. taxpayers generally will not need to rely on the Existing Treaty in respect of such dividends.

          Generally, under the Treaty an individual shareholder will be subject to a 15 percent withholding tax rate on dividends paid by the Company to such individual, provided that such individual provides the Central Clearing House and Depository Ltd. (KELER Zrt.) with a U.S. tax residency certificate. Additionally, under current Hungarian domestic law in the case of individuals, a 15 percent treaty rate will also apply on dividends paid by the Company to a nominee, such as the Depository or a broker holding shares held in street name, provided that the Central Clearing House and Depository Ltd. (KELER Zrt.) is provided with a nominee declaration and a U.S. tax residency certificate. Without proper documentation a 16 percent withholding tax will be deducted from dividends paid to individual shareholders or nominees with respect to individual shareholders. However, an individual shareholder or a nominee can claim a refund from the Hungarian tax authorities to the extent the amount withheld exceeds the 15 percent rate provided under the Treaty.

          In the case of individuals, to obtain the refund of the Hungarian withholding tax described above, you must file a claim to the Hungarian tax authorities (Nemzeti Adó és Vámhivatal, Kiemelt Ügyek Igazgatósága, 1410 Budapest PO Box 137) which must include:

  •
  official certification from the U.S. Internal Revenue Service that you are entitled to Treaty benefits;

  •
  a statement from the payer showing that the tax has been withheld;

  •
  a declaration that you are the beneficial owner of the income and that the amount received will be treated as income for U.S. tax purposes; and

  •
  the bank account number where the payment should be made.

          The nominee can also fulfill the above procedures.

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

  •
  You must include the gross amount of cash dividends paid on the shares, without reduction for Hungarian withholding tax, in ordinary income on the date that you or the ADS depositary receive them, translating dividends paid in Hungarian forints into U.S. dollars using the exchange rate in effect on such date. Such dividends generally will be subject to U.S. federal income taxation as foreign source income, and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from U.S. corporations.

  •
  Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual before January 1, 2013, with respect to the shares will be subject to taxation at a maximum rate of 15 percent if the dividends represent "qualified dividend income." Dividends paid on the shares will be treated as qualified dividend income if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service ("IRS") has approved for the purposes of the qualified dividend rules, and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company ("PFIC"). The Existing Treaty between Hungary and the United States has been approved for the purposes of the qualified dividend rules, and it is anticipated that the New Treaty would be approved for purposes of the qualified dividend rules. Based on the Company's audited financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2010 taxable year. In addition, based on the Company's current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2011 taxable year.

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

  •
  Fluctuations in the U.S. dollar–HUF exchange rate between the date that you receive a dividend and the date that you receive a related refund of Hungarian withholding tax may give rise to foreign currency gain or loss, which is generally treated as ordinary income or loss for U.S. tax purposes.

  •
  Dividend payments made to U.S. residents and proceeds paid to U.S. residents from the sale, exchange, redemption or disposal of shares that are paid within the United States or through certain U.S. related financial intermediaries may be subject to information reporting to the Internal Revenue Service. Such payments may be subject to backup withholding taxes unless the holder (i) is a corporation or other exempt recipient or (ii) provides a taxpayer identification number on a properly completed Internal Revenue Service Form W-9 (or an acceptable substitute form) and certifies that no loss of exemption from backup withholding has occurred. Any amount of backup withholding tax withheld will be allowed as a credit against a U.S. resident's federal income tax liability and may entitle such U.S. resident to a refund, provided that the required information is furnished to the IRS.

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

ITEM 12—DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEM 12.D.3

          As a general rule, a depositary collects fees for the issuance and cancellation of ADSs from the investor or the investor's intermediary against the deposit or withdrawal of ordinary shares in the custodian account. As provided in the Deposit Agreement between JP Morgan Chase Bank, as depositary (the "Depositary"), Magyar Telekom Plc. (the "Company") and Holders of American Depositary Receipts dated as of November 13, 1997, as amended as of June 2, 1999, December 18, 2007 and February 7, 2011, holders of ADSs may be charged, directly or indirectly, the following amounts in relation to the ownership of depositary receipts held in the Company's ADR Program, which amounts are payable to the Depositary.

          The following table shows the fees and charges that a holder of our ADSs may have to pay, either directly or indirectly to the Depositary:

Category		Depositary Actions	Associated Fee
(a)	depositing or substituting the underlying shares	Each person to whom ADSs are issued, including issuances against deposits of shares and in respect of share distributions, rights and other distributions, and issuances pursuant to a stock dividend, stock split, merger, exchange of securities or other transaction or event affecting the ADSs or deposited securities	Up to USD 5.00 for each 100 ADSs (or portion thereof), evidenced by the ADRs issued or delivered
(b)	receiving or distributing dividends	Distribution of dividends and any other cash distribution	Up to USD 0.04 per ADS
(c)	transfers of ADRs	Registration of transfers of ADRs	USD 1.50 per ADR
(d)	selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs, which would have been charged as a result of the deposit of such securities	USD 5.00 for each 100 ADSs (or portion thereof)
(e)	withdrawing an underlying security	Acceptance of ADRs surrendered for withdrawal of deposited securities or cancelled or reduced for any other reason	USD 5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs surrendered, cancelled or reduced
(f)	general depositary services	Administration of ADRs
An aggregate fee of USD 0.05 per ADS (or portion thereof) per calendar year and payable at the sole discretion of the depositary by ADR holders or by deducting such charge from one or more cash dividends or other cash distributions
(g)	expenses of the depositary	Expenses incurred on behalf of Holders in connection with:	Expenses payable at the sole discretion of the depositary by ADR
		• Compliance with foreign exchange control regulations or any law or regulation relating to foreign investment	holders or by deducting charges from one or more cash dividends or other cash distributions
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

 ITEM 12.D.4.

Direct Payments

          JP Morgan Chase Bank, as depositary, has agreed to reimburse certain reasonable expenses related to our ADR program and incurred by us in connection with such program. In 2010, the depositary reimbursed us U.S. dollar 113,609. The amounts the depositary reimbursed the Company are not necessarily related to the fees collected by the depositary from ADR holders. Under certain circumstances, including termination of the program prior to January 20, 2013, we are required to repay JP Morgan Chase Bank the amounts reimbursed in prior periods. The table below sets forth the types of expenses that JP Morgan Chase Bank has agreed to reimburse and the amounts reimbursed during 2010.

Category of Expenses	Amount Reimbursed for the Year Ended December 31, 2010
U.S. Securities and Exchange Commission filing fees in relation to Form 20-F filing	$56,769
Listing fees	$38,000
Investor Relations(1)	$18,840
Total	$113,609

(1)
Includes investor relations servicing, investor related and road show presentation expenses.

Indirect Payments

          As part of its service to Magyar Telekom, JP Morgan Chase Bank has agreed to waive fees for the standard costs associated with the administration of our ADR program, associated operating expenses and Investor Relations support estimated to total $390,000. Under certain circumstances, including termination of the program prior to January 20, 2013, Magyar Telekom is required to repay JP Morgan Chase Bank the amounts waived and/or expenses paid in prior periods. The table below sets forth the fees that JP Morgan Chase Bank has agreed to waive and/or expenses that JP Morgan Chase Bank has agreed to pay in the year ended December 31, 2010.

Category of Expenses	Amount Waived or Paid for the Year Ended December 31, 2010
Third-party expenses paid directly	$0
Fees waived	$390,000
Total	$390,000

          The Company has received $49,689.39 in further direct payments from JP Morgan Chase Bank between December 31, 2010 and the date of this Annual Report.

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

          On December 2, 2009, the Audit Committee provided the Company's Board of Directors with a "Report of Investigation to the Audit Committee of Magyar Telekom Plc." dated November 30, 2009 (the "Final Report"). The Audit Committee indicated that it considers that, with the delivery of the Final Report based on currently available facts, White & Case has completed its independent internal investigation.

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

  •
  Between 2000 and 2006 a small group of former senior executives at the Company and the Company's Macedonian affiliates authorized the expenditure of approximately EUR 24 million through over twenty suspect consultancy, lobbying, and other contracts (including certain contracts between the Company and its subsidiaries on one hand, and affiliates of a Cyprus-based consulting company on the other hand). The Final Report concludes that "the available evidence does not establish that the contracts under which these expenditures were made were legitimate."

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

          As previously announced, the DOJ, the SEC and the Ministry of Interior of the Republic of Macedonia have commenced investigations into certain of the Company's activities that were the subject of the internal investigation. Further, in relation to certain activities that were the subject of the internal investigation, the Hungarian Central Investigating Chief Prosecutor's Office has commenced a criminal investigation into alleged corruption with the intention of violating obligations in international relations and other alleged criminal offenses. In addition, the Montenegrin Supreme State Prosecutor is also investigating the activities of the Company that were the subject of the internal investigation and has requested information from the Company in relation to the relevant contracts. These governmental investigations are continuing, and the Company continues to cooperate with these investigations.

          As previously disclosed, the Company, through its external legal counsel, is engaged in discussions with the DOJ and the SEC regarding the possibility of resolving their respective investigations as to the Company through negotiated settlements. The Company has not reached any agreement with either the DOJ or the SEC regarding resolution of their respective investigations, and discussions with both agencies are continuing. We may be unable to reach a negotiated settlement with either agency. Any resolution of the investigations could result in criminal or civil sanctions, including monetary penalties and/or disgorgement, against the Company or its affiliates, which could have a material effect on the Company's financial position, results of operations or cash flows, as well as require additional changes to its business practices and compliance programs. The Company cannot predict or estimate whether or when a resolution of the DOJ or SEC investigations will occur, or the terms, conditions, or other parameters of any such resolution, including the size of any monetary penalties or disgorgement, the final outcome of these investigations, or any impact such resolution may have on its financial statements or results of operations.

Evaluation of the Effectiveness of Disclosure Controls and Procedures

          As of December 31, 2010 (the "Evaluation Date"), our management, including our CEO and CFO, carried out an evaluation of the effectiveness of our "disclosure controls and procedures" (as defined in Rules 13(a)-15(e) and 15(d)-15(e) under the Exchange Act). Based on that evaluation, these officers have concluded that as of the Evaluation Date, our disclosure controls and procedures were effective and designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

(b)    Management's Annual Report on Internal Control over Financial Reporting

          As required by section 404 of the Sarbanes-Oxley Act of 2002, our management is responsible for establishing and maintaining adequate "internal control over financial reporting" (as defined in Rule 13(a)-15(f) under the Exchange Act). Our system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with IFRS as issued by the International Accounting Standards Board ("IASB").

          Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

          Our Board of Directors, including our CEO and CFO, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. The Board of Directors' assessment was based on the framework and criteria established in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on the assessment under these criteria, our Board of Directors, including our CEO and CFO, has concluded that, as of December 31, 2010, the Company's internal control over financial reporting was effective.

(c)     Attestation Report of the Registered Public Accounting Firm

          The Company's internal control over financial reporting as of December 31, 2010 has been audited by PricewaterhouseCoopers Könyvvizsgáló és Gazdasági Tanácsadó Kft. ("PwC"), an independent registered public accounting firm as stated in their report which appears herein. See page F-2, Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of Magyar Telekom Plc.

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

          For the biography of Mr. Illéssy, see "Item 6—Directors, Senior Management and Employees".

ITEM 16B—CODE OF ETHICS

          We have adopted a code of conduct as defined in Item 16B of Form 20-F under the Exchange Act. Our code of conduct applies to each and every employee, officer, directors and others acting on behalf of the Company. Our code of conduct is filed as Exhibit 11.1. to this Form 20-F. If we amend the provisions of our code of conduct that apply to each and every employee, officer, directors and others acting on behalf of the Company or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at http://www.telekom.hu.

          Our Financial Code of Ethics for Treasury and Financial Managers is filed as Exhibit 11.2. to this Form 20-F.

 Other Corporate Governance Practices

          We adopted procedures for the treatment of complaints relating to auditing and accounting matters. We have posted a description of our procedures on our investor relations page on our website at http://www.telekom.hu.

ITEM 16C—PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

          The following table sets forth the fees (including expenses) of our independent registered public accounting firm, PwC, related to 2009 and 2010:

	For the year ended December 31,
	2009	2010
	(in HUF millions)
Audit Fees	593	527
Audit-Related Fees	205	40
Tax Fees	0	0
All Other Fees	4	4

Total	802	571

          Audit fees in the above table are the aggregate fees of PwC in connection with the audit of our annual financial statements, review of quarterly reports and services performed in relation to legal obligations and submissions required by regulatory provisions.

          Audit-related fees in the above table are the aggregate fees of PwC for services which are normally performed by the external auditor in connection with the auditing of the annual financial statements, e.g., advice on issues of accounting and reporting which were not classified as audit services and support for the interpretation of new accounting and reporting standards. Audit-related fees in 2010 include HUF 40 million (in 2009: HUF 205 million) relating to the investigations.

          Other fees in the above table are fees of PwC primarily related to services such as participation by Magyar Telekom employees in conferences and training sessions organized by PwC.

Audit Committee Pre-Approval Policies and Procedures

          The "Rules of Procedure" and the "Pre-approval Policy" of Magyar Telekom Plc.'s Audit Committee were approved on February 2, 2011. The "Pre-approval Policy" requires all services which are to be performed by our external auditor to be pre-approved by the Audit Committee. This may be in the form of general pre-approval or pre-approval on a case-by-case basis. In the case of certain services, specific pre-approval of the Audit Committee is required. The Audit Committee has been regularly informed of the external auditor's services and the relevant fees.

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

ITEM 16F—CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

          Not applicable.

ITEM 16G—CORPORATE GOVERNANCE

          Not applicable. On October 20, 2010, the Company provided written notice to the NYSE of its intention to delist its ADSs from the NYSE. The Company filed the related Form 25 with the SEC on November 2, 2010. The delisting of the ADSs from the NYSE became effective on November 12, 2010, from which time the ADSs are no longer listed and traded on the NYSE.

 PART III

ITEM 17—FINANCIAL STATEMENTS

          See pages F-1 through F-103 incorporated herein by reference.

ITEM 18—FINANCIAL STATEMENTS

          Not applicable.

ITEM 19—EXHIBITS

Exhibit No.

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

2.2.
Amendment to Deposit Agreement, dated December 18, 2007, among Magyar Telekom Plc. and JP Morgan Chase Bank (incorporated herein by reference to Amendment to Magyar Telekom's Form F-6 dated January 23, 2008).

2.3.
Amendment to Deposit Agreement, dated February 7, 2011, among Magyar Telekom Plc.. and JP Morgan Chase Bank, N.A. (incorporated herein by reference to Amendment No. 2 to Form F-6 dated February 7, 2011)

4.1.
Shareholders' Agreement, dated September 26, 1997, by and among Matáv, MagyarCom and the Minister (incorporated herein by reference to Exhibit 10.5. of Magyar Telekom's Form F-1 dated November 13, 1997).

4.2.
Framework Cooperation and Service Agreement between T-Mobile International AG and Magyar Telekom Távközlési Nyilvánosan Müködö Részvénytársaság, dated May 27, 2008 (incorporated herein by reference to Exhibit 4.8. of Magyar Telekom's Form 20-F dated May 21, 2009).

8.1.
See "Organizational Structure" in "Item 4—Information on the Company" for significant subsidiaries as of December 31, 2010.

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

15.1.
Rules of Procedure of Magyar Telekom Plc.'s Audit Committee dated February 2, 2011.

15.2.
Pre-approval Policy of Magyar Telekom Plc.'s Audit Committee dated February 2, 2011.

SIGNATURES

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 24, 2011

MAGYAR TELEKOM PLC.
By:	/s/ CHRISTOPHER MATTHEISEN
Name:	Christopher Mattheisen
Title:	Chairman and Chief Executive Officer
By:	/s/ THILO KUSCH
Name:	Thilo Kusch
Title:	Chief Financial Officer

MAGYAR TELEKOM

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

MAGYAR TELEKOM PLC.

          In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Magyar Telekom and its subsidiaries at December 31, 2010 and December 31, 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management's Annual Report on Internal Control over Financial Reporting appearing in Item 15b of the 2010 Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers Könyvvizsgáló és Gazdasági Tanácsadó Kft.
Budapest, Hungary
March 24, 2011

MAGYAR TELEKOM

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		At December 31,
	Note	2009	2010	2010 (Note 2.1)
		(in HUF millions)		(million USD)
ASSETS
Current assets
Cash and cash equivalents	6	34,270	15,841	76
Trade and other receivables	7	110,353	114,625	549
Other current financial assets	8.1	87,611	56,560	271
Current income tax receivable	9.1	4,075	1,804	9
Inventories	10	9,788	9,592	46
Non current assets held for sale	11	3,269	2,152	10

Total current assets		249,366	200,574	961
Non current assets
Property, plant and equipment	12	550,745	549,752	2,635
Intangible assets	13	335,615	332,993	1,596
Investments in associates and joint ventures	14	186	77	—
Deferred tax assets	9.4	1,890	913	4
Other non current financial assets	8.2	27,682	24,033	115
Other non current assets	15	893	664	3

Total non current assets		917,011	908,432	4,354

Total assets		1,166,377	1,109,006	5,315

LIABILITIES
Current liabilities
Financial liabilities to related parties	16	70,573	72,208	346
Other financial liabilities	17	36,332	46,647	224
Trade payables	18	85,874	88,613	425
Current income tax payable	9.1	624	661	3
Provisions	19	12,692	7,722	37
Other current liabilities	20	32,228	30,966	148

Total current liabilities		238,323	246,817	1,183
Non current liabilities
Financial liabilities to related parties	16	266,998	234,164	1,122
Other financial liabilities	17	26,221	8,828	42
Deferred tax liabilities	9.4	18,594	10,924	52
Provisions	19	9,721	12,298	59
Other non current liabilities	21	1,100	1,263	6

Total non current liabilities		322,634	267,477	1,282

Total liabilities		560,957	514,294	2,465
EQUITY
Equity of the owners of the parent
Common stock		104,275	104,275	500
Additional paid in capital		27,379	27,379	131
Treasury stock		(1,179)	(307)	(1)
Retained earnings		398,250	385,283	1,847
Accumulated other comprehensive income		9,755	14,882	71

Total Equity of the owners of the parent		538,480	531,512	2,547
Non-controlling interests		66,940	63,200	303

Total equity		605,420	594,712	2,850

Total liabilities and equity		1,166,377	1,109,006	5,315

          These consolidated financial statements were approved and signed by the CEO and CFO of the Company on March 24, 2011.

Christopher Mattheisen	Thilo Kusch
Chairman and Chief Executive Officer	Chief Financial Officer

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TELEKOM

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the year ended December 31,
	Note	2008	2009	2010	2010 (Note 2.1)
		(in HUF millions, except per share amounts)			(million USD)
Revenue	22	673,056	643,989	609,579	2,922
Expenses directly related to revenues	23	(167,558)	(160,576)	(157,427)	(755)
Employee related expenses	24	(100,320)	(101,918)	(93,884)	(450)
Depreciation and amortization		(106,120)	(101,920)	(100,872)	(483)
Other operating expenses	25	(141,049)	(135,305)	(148,750)	(713)

Operating expenses		(515,047)	(499,719)	(500,933)	(2,401)
Other operating income	26	4,249	2,863	3,448	17

Operating profit		162,258	147,133	112,094	537
Interest income	27	7,227	8,526	4,938	24
Interest expense	28	(33,188)	(33,465)	(23,784)	(114)
Other finance expense—net	29	(4,347)	(7,874)	(9,267)	(44)

Net financial result		(30,308)	(32,813)	(28,113)	(135)
Share of associates' and joint ventures' profits/(losses)	14	1,341	(109)	(27)	—

Profit before income tax		133,291	114,211	83,954	402
Income tax expense	9.2	(27,698)	(20,958)	(6,583)	(32)

Profit for the year		105,593	93,253	77,371	371
Exchange differences on translating foreign operations		8,851	6,159	6,617	32
Revaluation of available-for-sale financial assets —before tax		(348)	(6)	20	—
Revaluation of available-for-sale financial assets —tax effect		35	—	—	—

Other comprehensive income for the year, net of tax		8,538	6,153	6,637	32

Total comprehensive income for the year		114,131	99,406	84,008	403

Profit attributable to:
Owners of the parent		93,008	77,618	64,378	309
Non-controlling interests		12,585	15,635	12,993	62

		105,593	93,253	77,371	371

Total comprehensive income attributable to:
Owners of the parent		99,316	81,586	69,505	333
Non-controlling interests		14,815	17,820	14,503	70

		114,131	99,406	84,008	403

Earnings per share (EPS) information:
Profit attributable to the owners of the Company		93,008	77,618	64,378	309
Weighted average number of common stock outstanding (thousands) used for basic and diluted EPS		1,041,242	1,041,241	1,041,290	1,041,290
Basic and diluted earnings per share (HUF and USD)		89.32	74.54	61.83	0.30

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TELEKOM

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the year ended December 31,
	Note	2008	2009	2010	2010 (Note 2.1)
		(in HUF millions)			(million USD)
Cashflows from operating activities
Profit for the year		105,593	93,253	77,371	371
Depreciation and amortization		106,120	101,920	100,872	483
Income tax expense		27,698	20,958	6,583	32
Net financial result		30,308	32,813	28,113	135
Share of associates' and joint ventures' profits/(losses)		(1,341)	109	27	—
Change in assets carried as working capital		1,481	(1,427)	(8,364)	(40)
Change in provisions		(10,265)	(3,918)	(4,194)	(20)
Change in liabilities carried as working capital		1,886	(4,231)	(3,009)	(14)
Income tax paid		(20,768)	(16,053)	(11,419)	(55)
Dividend received		127	2,149	95	—
Interest and other financial charges paid		(34,119)	(38,627)	(27,426)	(131)
Interest received		7,923	8,453	4,919	24
Other cashflows from operations		(4,354)	(1,604)	1,102	5

Net cash generated from operating activities		210,289	193,795	164,670	789

Cashflows from investing activities
Purchase of property plant and equipment (PPE) and intangible assets	30	(116,039)	(110,228)	(87,300)	(418)
Purchase of subsidiaries and business units	31	(762)	(5,193)	(1,534)	(7)
Cash acquired through business combinations		—	460	6	—
(Payments for)/Proceeds from other financial assets —net		(4,075)	(18,547)	34,327	165
Proceeds from disposal of subsidiaries and associates	26	1,233	2,074	780	4
Proceeds from disposal of PPE and intangible assets		6,194	1,135	873	4

Net cash used in investing activities		(113,449)	(130,299)	(52,848)	(253)

Cashflows from financing activities
Dividends paid to shareholders and Non-controlling interest		(95,343)	(93,640)	(91,819)	(440)
Proceeds from loans and other borrowings		143,014	190,617	190,797	914
Repayment of loans and other borrowings		(126,901)	(193,537)	(229,545)	(1,100)
Change in Non-Controlling interests		—	—	(22)	—

Net cash used in financing activities		(79,230)	(96,560)	(130,589)	(626)

Exchange gains on cash and cash equivalents		1,404	654	338	2
Change in cash and cash equivalents		19,014	(32,410)	(18,429)	(88)
Cash and cash equivalents, beginning of year		47,666	66,680	34,270	164

Cash and cash equivalents, end of year	6	66,680	34,270	15,841	76

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TELEKOM

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Shares of common stock (a)	Common stock (a)	Additional paid in capital (b)	Treasury stock (c)	Retained earnings (d)	Cumulative translation adjustment (e)	Revaluation reserve for AFS financial assets —net of tax (f)	Reserve for equity settled share based transactions (g)	Equity of the owners of the parent	Non- controlling interests (h)	Total Equity
	(pieces)	(in HUF millions)
Balance at December 31, 2007	1,042,745,615	104,275	27,379	(1,179)	381,727	(688)	118	49	511,681	66,217	577,898

Dividend (i)					(77,051)				(77,051)	—	(77,051)
Dividend declared to Non-controlling interests (j)									—	(18,431)	(18,431)
Total comprehensive income for the year					93,008	6,485	(177)		99,316	14,815	114,131

Balance at December 31, 2008	1,042,745,615	104,275	27,379	(1,179)	397,684	5,797	(59)	49	533,946	62,601	596,547

Dividend (i)					(77,052)				(77,052)	—	(77,052)
Dividend declared to Non-controlling interests (j)									—	(13,481)	(13,481)
Reduction in capital as a result of merger with T-Kábel and Dél-Vonal (k)	(3,072)								—	—	—
Total comprehensive income for the year					77,618	3,971	(3)		81,586	17,820	99,406

Balance at December 31, 2009	1,042,742,543	104,275	27,379	(1,179)	398,250	9,768	(62)	49	538,480	66,940	605,420

Dividend (i)					(77,053)				(77,053)	—	(77,053)
Dividend declared to Non-controlling interests (j)									—	(18,243)	(18,243)
Share based compensation program (l)				872	(292)				580	—	580
Total comprehensive income for the year					64,378	5,165	11	(49)	69,505	14,503	84,008

Balance at December 31, 2010	1,042,742,543	104,275	27,379	(307)	385,283	14,933	(51)	—	531,512	63,200	594,712

Of which treasury stock	(390,862)

Shares of common stock outstanding at December 31, 2010	1,042,351,681

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Continued)

(a)
The total amount of issued shares of common stock of 1,042,742,543 (each with a nominal value of HUF 100) is fully paid as at December 31, 2010. The number of authorized ordinary shares on December 31, 2010 is 1,042,742,543.

(b)
Additional paid in capital represents the amount above the nominal value of the shares that was received by the Company during capital increases.

(c)
Treasury stock represents the cost of the Company's own shares repurchased.

(d)
Retained earnings include the accumulated and undistributed profit of the Group. The distributable reserves of the Company under Hungarian law at December 31, 2010 amounted to approximately HUF 253,793 million (HUF 266,149 million at December 31, 2009).

(e)
Cumulative translation adjustment represents the foreign exchange differences arising on the consolidation of foreign subsidiaries.

(f)
Revaluation reserve for available-for-sale (AFS) financial assets includes the unrealized gains and losses net of tax on available-for-sale financial assets.

(g)
Reserve for equity settled share based transactions includes the compensation expenses accrued in this reserve related to share settled compensation programs. The December 31, 2009 balance of this reserve of HUF 49 million represented the amount reserved for the 103,530 options (granted in 2000) to Magyar Telekom's ex-CEO. Since these options lapsed unexercised in 2010, the balance of the reserve was released to Profit for the year in 2010 (Note 24.2).

(h)
Non-controlling interests represent the Non-controlling shareholders' share of the net assets of subsidiaries, in which the Group has less than 100% ownership.

(i)
In 2010, 2009 and 2008 Magyar Telekom Plc. declared HUF 74 dividend per share.

(j)
The amount of dividends declared to Non-controlling interests includes predominantly the dividends declared to the Non-controlling owners of Makedonski Telekom (MKT) and Crnogorski Telekom (CT), the Group's subsidiaries.

(k)
In 2009 Magyar Telekom Plc. merged with T-Kábel and Dél-Vonal, its 100% subsidiaries. During the merger, the owners of 3,072 shares expressed their intention not to participate as owners in the merged Company. Consequently, the Company withdrew these shares and settled with these owners with a corresponding decrease in Common stock, Additional paid in capital and Retained earnings. These amounts did not exceed HUF 1 million. The merged Company was registered with 3,072 less shares as of September 30, 2009.

(l)
In 2010 Magyar Telekom launched a share allocation program under which Magyar Telekom shares were awarded to the Company's selected employees. In total, 1,112,679 treasury shares were granted to employees for free in December 2010. (Note 24.3). The fair value of the treasury shares at the grant date was HUF 580 million, which was recognized as employee expense in 2010. The loss on the re-issuance of the treasury shares (measured as the difference between the original cost of re-acquisition and the grant date stock exchange price of the treasury shares) was recognized in Retained earnings in an amount of HUF 292 million.

          Together with the approval of these financial statements for issue, the Board of the Company proposes a HUF 50 per share dividend distribution (in total HUF 52,118 million) to be approved by the Annual General Meeting of the Company in April 2011.

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.       GENERAL INFORMATION

1.1     About the Company

          Magyar Telekom Telecommunications Public Limited Company (the "Company" or "Magyar Telekom Plc.") with its subsidiaries form Magyar Telekom Group ("Magyar Telekom" or "the Group"). Magyar Telekom is the principal supplier of telecommunications services in Hungary, Macedonia and Montenegro and alternative service provider in Bulgaria, Romania and in the Ukraine. These services are subject to various telecommunications regulations depending on the countries of operations (Note 1.3).

          The Company was incorporated in Hungary on December 31, 1991 and commenced business on January 1, 1992. The Company's registered address is Krisztina körút 55, 1013 Budapest, Hungary.

          Magyar Telekom Plc. is listed on the Budapest stock exchange and its shares are traded on the Budapest Stock Exchange. Magyar Telekom's American Depository Shares (ADSs) each representing five ordinary shares were also traded on the New York Stock Exchange until November 12, 2010, when the ADSs were delisted.

          The immediate controlling shareholder of the Company is MagyarCom GmbH owning 59.21% of the issued shares, while the ultimate controlling parent of Magyar Telekom is Deutsche Telekom AG (DT or DTAG).

          The consolidated financial statements are prepared and presented in millions of Hungarian Forints (HUF), unless stated otherwise.

          The CEO and the CFO of the Company were authorized by the Board of the Directors of the Company to approve and sign these consolidated financial statements. These consolidated financial statements are prepared according to IFRS as issued by the International Accounting Standards Board (IASB), while the statutory consolidated financial statements of the Company are prepared according to IFRS as adopted by the EU. As there are no applicable differences between the two sets of standards for the Company, the two sets of consolidated financial statements are identical except for the description of the standards based on which they are prepared. The statutory consolidated financial statements of the Company were approved for issue by the Company's Board of Directors (the Board) on February 24, 2011, and are to be approved by the annual General Meeting of the Company in April 2011.

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

1.2     Investigation into certain consultancy contracts

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

          On December 2, 2009, the Audit Committee provided the Company's Board of Directors with a "Report of Investigation to the Audit Committee of Magyar Telekom Plc." dated November 30, 2009 (the "Final Report"). The Audit Committee indicated that it considers that, with the delivery of the Final Report based on currently available facts, White & Case has completed its independent internal investigation.

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

          As previously announced, the DOJ, the SEC and the Ministry of Interior of the Republic of Macedonia have commenced investigations into certain of the Company's activities that were the subject of the internal investigation. Further, in relation to certain activities that were the subject of the internal investigation, the Hungarian Central Investigating Chief Prosecutor's Office has commenced a criminal investigation into alleged corruption with the intention of violating obligations in international relations and other alleged criminal offenses. In addition, the Montenegrin Supreme State Prosecutor is also investigating the activities of the Company's Montenegrin subsidiary that were the subject of the internal investigation and has requested information from the Company's Montenegrin subsidiary in relation to the relevant contracts. These governmental investigations are continuing, and the Company continues to cooperate with these investigations.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.       GENERAL INFORMATION (Continued)

          As previously disclosed, the Company, through its external legal counsel, is engaged in discussions with the DOJ and the SEC regarding the possibility of resolving their respective investigations as to the Company through negotiated settlements. The Company has not reached any agreement with either the DOJ or the SEC regarding resolution of their respective investigations, and discussions with both agencies are continuing. We may be unable to reach a negotiated settlement with either agency. Any resolution of the investigations could result in criminal or civil sanctions, including monetary penalties and/or disgorgement, against the Company or its affiliates, which could have a material effect on the Company's financial position, results of operations or cash flows, as well as require additional changes to its business practices and compliance programs. The Company cannot predict or estimate whether or when a resolution of the DOJ or SEC investigations will occur, or the terms, conditions, or other parameters of any such resolution, including the size of any monetary penalties or disgorgement, the final outcome of these investigations, or any impact such resolution may have on its financial statements or results of operations. Consequently, the Company has not made any provisions in its financial statements as of December 31, 2010 with respect to the investigations.

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

1.3.1  Hungarian Fixed line

          Magyar Telekom Plc. is the market leading fixed line telecom service provider in Hungary. Act C of 2003 on Electronic Communications (hereinafter: Communications Act), the latest act on the telecommunications sector, came into effect on January 1, 2004. The National Media and Infocommunications Authority of Hungary (NMIAH) is the supreme supervisory body.

          Universal services are basic communications services (including access to communication services at a fixed location, public payphones, directory and directory enquiry services) that should be available to all customers at an affordable price. Although Magyar Telekom Plc. was a universal service provider from 2002 to 2008, currently there is no universal service contract in effect and Magyar Telekom Plc. is not a universal service provider.

          In the electronic communications field Magyar Telekom was designated as an SMP operator (a service provider with significant market power) on certain relevant markets. The current 7 relevant markets include retail and wholesale telephony and broadband services stipulated by the EU (according to the its second recommendation on the relevant markets). In 2008 the NMIAH has started the third round of market analysis. As a result of the third round market analysis, the NMIAH made a resolution on the Access to the public telephone network at a fixed location for residential and non-residential customers (Market 1) and published two draft resolutions concerning wholesale (physical) network infrastructure access (Market 4) and wholesale broadband access (Market 5).

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.       GENERAL INFORMATION (Continued)

          Magyar Telekom Plc's retail tariffs are regulated in two ways: 1) there is price cap regulation based on SMP resolutions on retail residential and business markets which limits price increases of monthly fees and 2) price squeeze is prohibited as well (i.e. retail prices should be set in accordance with wholesale tariffs providing an acceptable level of retail margins).

          Magyar Telekom is Hungary's leading fixed line broadband service provider in the wholesale market and one of the leading ones in the retail market. In 2005 the NMIAH designated the Company as an SMP operator on the wholesale broadband access market. In accordance with the effective resolution, all retail products shall be 'reproducible' by competitors based on the wholesale service. Consequently, the full retail portfolio shall have a wholesale equivalent compliant to the pricing regulations (retail minus methodology) set forth by the NMIAH. The Company has a non-discrimination obligation, which means that the same terms and conditions shall be granted in terms of wholesale services to competitors under identical circumstances.

          According to the Act on Electronic Communications, designated SMP operators are obliged to prepare reference offers for unbundled local loops (RUO) and to provide these services when there is a request for them by other telecommunications service providers. The reference offer of each SMP operator must be approved by the NMIAH. The pricing of these services has to be cost based and calculated—according to the NMIAH resolution on the market of wholesale unbundled access to metallic loops published at the end of 2009—by Long Run Incremental Costs ("LRIC") method as opposed to using Fully Distributed Costs based on a 2003 Ministerial Decree. The SMP operators may refuse the offer for unbundling if there are technical or economic barriers or if the provision of access to the local loop or its broadband network access would endanger the integrity of the SMPs' network.

          SMPs are also obliged to prepare reference offers for interconnection (RIO), containing applicable fees, and to provide these services in accordance with the reference offer when there is a request for them by other telecommunications service providers. The reference offers of the SMPs must be approved by the NMIAH, and prices have to be based on LRIC. Fees in the currently effective reference offers are applicable from April 1, 2009.

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

1.3.2  Macedonian Fixed line

          The Group is also present in the Macedonian fixed line telecommunications market through its subsidiary, Makedonski Telekom AD Skopje (MKT). MKT is the largest fixed line service provider in Macedonia. The Macedonian telecommunications sector is regulated by the Electronic Communications Law (ECL), enacted in March 2005. In December 2010 an update of the rulebooks was proposed according to the latest changes of the ECL from June 2010. Changes in "Rulebook for content of data

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.       GENERAL INFORMATION (Continued)

which operators of public communication networks and/or providers of public communication services are obliged to publish concerning general conditions for access and usage, prices and tariffs and parameters for quality of public communication services", and changes in the RUO and RIO rulebooks were also proposed according to changes in ECL and the new BEREC's NGN recommendation (Next Generation Network recommendation of the Body of European Regulators for Electronic Communications). On October 20, 2010 a new Rulebook for Universal service was enacted. According to the new rulebook Public call for express of interest was announced on December 1, 2010. MKT sent a letter of interest for all services in the scope of Universal service.

          Based on the AEC analysis for the relevant markets 1-6 related to fixed voice retail services and the program of the Agency for Electronic Communications (Agency) for 2011, the Agency is planning to impose retail price regulation on MKT. The Agency introduced symmetrical termination rates for fixed operators and designation of Significant Market Power (SMP) for all alternative operators on market 9 for terminating calls in their networks. In the middle of 2010 the Agency introduced a Guideline for price squeeze testing. With such regulation, the Agency intends to have bigger impact on retail pricing schemes on all national operators and thus establish some basic rules regarding price squeeze issues. Regarding individual pricing offers, especially tenders, MKT is facing constant pressure from competitors and is under observation by Competition Authority and the Agency.

          MKT has a cost based price obligation for the Regulated wholesale services, using Long Run Incremental Costs methodology (LRIC). During December 2010, the Agency published results from its own developed LRIC Bottom-up costing model. If the results from the costing model are implemented at the beginning of 2011, it is possible that the monthly fee for Unbundled Local Loop (ULL) and interconnection rates (for origination, termination and transit), as well the monthly fees for interconnection links and collocation will have to be reduced.

          Changes in by-law for bit-stream access made on June 7, 2010 resulted in decreased fees for bit-stream access and introduction of technical specifications for new services (IPTV, VoIP and VoD), therefore wholesale partners are more competitive on broadband market.

          Also, new Rulebook on access and use of specific network assets was published by the Agency on December 7, 2010 according to which MKT has obligation to offer access to ducts and dark fiber.

1.3.3  Montenegrin Fixed line

          The Group's Montenegrin subsidiary, Crnogorski Telekom (CT) is registered to provide fixed line telecommunications services in Montenegro as well as to provide domestic voice and data services as well as VOIP, leased line, IPTV, value added services, etc. The telecommunications sector in Montenegro is regulated by the Law on Electronic Communications (the Law) that came into force in August 2008. The Law is based on the 2002 regulatory framework of the EU. All regulations that are contrary to the Law became automatically invalid and new ones have been issued or will have to be issued.

          In Montenegro, for the time being there is no obligation to introduce local loop unbundling, bit stream access or accounting separation. The Agency for Electronic Communications and Postal Services identified the relevant telecommunication markets in Montenegro identical to those defined by the EC recommendation 2007/879/EC and completed market analysis process in November 2010. As a result of the market analysis CT was recognized as an SMP operator at all seven markets, and local loop unbundling, bit stream access ,wholesale leased line and carrier pre-selection are going to be introduced in

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.       GENERAL INFORMATION (Continued)

Montenegro not earlier than March 2011. Carrier selection was already implemented by CT in 2008. Number portability will be introduced by the end of August 2011. RIO rates are determined by the Agency's Resolution based on benchmarks as there is no approved Cost Accounting Methodology prescribed in Montenegro.

          In December 2010 Montenegro obtained EU candidate status. In accordance with the previously signed Stabilization and Association Agreement with the EU, the harmonization of the telecommunications regulations with the regulatory framework of the EU should be completed within three years of the ratification of the Agreement that is in 2013.

1.3.4  Hungarian Mobile

          The Company is also the market leader in the Hungarian mobile market through the brand T-Mobile (T-Mobile HU).

          The initial duration of the concession regarding the GSM 900 public mobile radio telephone service was a period of 15 years starting from the execution of the concession agreement (November 4, 1993 to November 4, 2008). On October 7, 1999 an amended concession contract was signed between the Ministry of Transport, Communications and Water Management and T-Mobile HU extending T-Mobile HU's rights and obligations to also provide service in the 1800 MHz band in Hungary until October 7, 2014. The duration of the concession regarding the DCS 1800 public mobile radio telephone service is 15 years starting from the execution of the new concession agreement (October 7, 1999 to October 7, 2014). As stipulated in the concession contracts, the Minister is entitled to extend the concession period for both services upon their expiration for another 7.5 years without the invitation of a tender. On November 8, 2007, the Company signed the renewed Concession Contract along with the Cooperation Agreement with the Minister that is effective from November 2008. The new Concession Contract prolonged the duration of the 900 MHz frequency usage right until May 4, 2016.

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

          T-Mobile HU is subject to number portability regulation since 2004, applicable only in case of other mobile operators.

          In 2005 and 2006 the NMIAH designated T-Mobile HU as having significant market power in the mobile wholesale call termination market, and it is currently subject to regulatory obligations regarding the termination charge of calls into its network. In December 2008 the NMIAH designated T-Mobile HU as an SMP for the third time in a row and in its resolution reinforced the symmetric mobile termination fees applicable from January 1, 2009, and set out further reduction of tariffs until December 2010 based on a new 'glide path'. The Company had appealed in court against the resolution.

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

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.       GENERAL INFORMATION (Continued)

          It is expected that a tender will be issued for the 4th GSM/UMTS spectrum in the course of the implementation of the modified GSM Directive (2009/114/EC Directive, on the frequency bands to be reserved for the coordinated introduction of public pan-European cellular digital land-based mobile communications) in the second half of 2011. EU Member States had 6 months to transpose the modified GSM Directive into their national legislation by May 9, 2010. Due to the fact that Hungary did not implement the revised GSM Directive by the set deadline, the Commission sent a letter of formal notice on September 20, 2010 to the Hungarian Government calling for the transposition of the Directive.

          T-Mobile HU won a tender for a spectrum usage right license for a 26 GHz block on April 30, 2009.

          The negotiations with the Ministry/NMIAH on the full revision of the frequency usage fees for mobile radiotelephony frequency bands started in August 2010, and ended in September, aiming at introducing the band fee concept instead of the frequency usage proportional TRX-based frequency usage fees. The official publication of the modification of the frequency fee decree has not happened yet, but it is expected to be published soon.

1.3.5  Macedonian Mobile

          T-Mobile Macedonia (T-Mobile MK), Magyar Telekom's subsidiary, is the leading mobile service provider in Macedonia. With the changes of the Electronic Communications Law ("ECL") published on August 4, 2008, the existing Concession Contract of T-Mobile MK ceased to be valid as of August 5, 2008. On September 5, 2008 the Agency for Electronic Communications, ex officio, issued a notification to T-Mobile MK for those public electronic communication networks and/or services which have been allocated thereto under the Concession Contracts. The license for radiofrequencies used by T-Mobile MK with a bandwidth of 25 MHz in the GSM 900 band, was also issued in a form regulated in the ECL with a validity period until September 5, 2018, which can be renewed up to an additional 20 years in accordance with the ECL.

          After the analysis of the market 16 "Call termination services in public mobile communication networks" the Agency on November 26, 2007 brought a decision by which T-Mobile MK and Cosmofon (competitor of T-Mobile MK, rebranded to ONE in November 2009) were designated with SMP status on Market 16. T-Mobile MK published a RIO with regulated termination rate effective from August 1, 2008. Second round analysis of Market 16 was concluded on May 14, 2010 and the third mobile operator VIP Operator (subsidiary of Mobilkom Austria) was designated as SMP on Market 16 on May 18, 2010.

          Based on the second round analysis on Market 16 published by the Agency on May 14, 2010, on July 30, 2010 T-Mobile MK received a Decision for changing the RIO by which the mobile termination rate (MTR) has been defined with a glide path decrease in a four years' time frame (until 2013). At the same time the Agency regulated the MTR's for ONE and VIP with a respective 4 year glide path but introducing asymmetry between all three mobile operators which will lead to equal termination rates in September 2013. In August 2010 T-Mobile MK initiated a procedure before the Administrative Court to dispute the decision of the Agency arguing against the lowering of the MTR as well as against unjustified asymmetry. The administrative procedure has not started yet.

          On July 7, 2010 the Agency concluded market analysis on Market 15 (Service for access and call initiation in the public mobile communication networks) and on July 28, 2010 brought a decision by which T-Mobile MK was designated with SMP status on Market 15. As a result of the SMP designation, T-Mobile MK was obliged to prepare and publish Referent Access Offer ("RAO"). T-Mobile MK submitted the

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.       GENERAL INFORMATION (Continued)

offer to the Agency on August 28, 2010 and it was approved on November 29, 2010. On August 30, 2010 T-Mobile MK initiated a procedure before the Administrative Court challenging this decision of the Agency for designating T-Mobile MK as SMP on Market 15. The administrative procedure has not started yet.

          On September 2, 2008 a decision for granting three 3G licenses was published. T-Mobile MK started commercial operations of the 3G services on June 11, 2009. The validity of the license is 10 years i.e. December 17, 2018, with a possibility for extension for 20 years in accordance with the ECL.

          In December 2010 four bylaws, for General terms, RIO provisions, LRIC calculation for mobile operators and for specific network elements, were published for public debate. The new provisions in the bylaws are not in favor of T-Mobile MK but they will be subject to public debate and possible revision by the Agency.

          In January 2011 the Agency officially published the draft market analysis for SMS termination.

1.3.6  Montenegrin Mobile

          Crnogorski Telekom, the Group's Montenegrin subsidiary is also providing mobile services under the T-Mobile brand (T-Mobile CG). CT is registered as one of three GSM/UMTS providers in Montenegro. T-Mobile CG, as the second mobile operator, was launched in 2000. The third mobile operator entered the market in 2007. T-Mobile CG started 3G operations in 2007.

          As a result of the market analysis of the Agency (Note 1.3.3) T-Mobile CG is designated as an SMP in the market of termination of voice calls in its own network. Interconnect rates have been determined by the Regulator based on benchmarks. Number portability will be introduced by August 2011 also in the mobile the sector.

          The new Mobile Country Code 297 (assigned to Montenegro after independence) has to be introduced by October 1, 2011 and consequently current SIM cards need to be changed. Montenegrin mobile operators have to register all prepaid customers by June 1, 2011.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1     Basis of preparation

          Theses consolidated financial statements of Magyar Telekom have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

          The consolidated financial statements are presented in millions of HUF. For the convenience of the reader, the consolidated Statement of financial position, Statement of comprehensive income and Statement of cash flows for the year 2010 are also presented in millions of U.S. dollars (USD) translated at a rate of HUF 208.65 to USD 1 (the official rate of the National Bank of Hungary at December 31, 2010). These translations are supplementary information, and are not in compliance with IFRS.

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

2.1.1  Standards, amendments and interpretations effective and adopted by the Group in 2010

•
IAS 27, IFRS 3 (amended). In January 2008 the IASB published the amended Standards IFRS 3—Business Combinations and IAS 27—Consolidated and Separate Financial Statements. The major changes compared to the previous version of the standards are summarized below:

•
With respect to accounting for non-controlling interest an option is added to IFRS 3 to permit an entity to recognize 100% of the goodwill of the acquired entity, not just the acquiring entity's portion of the goodwill ('full goodwill' option) or to measure non-controlling interest at its fair value. This option may be elected on a transaction-by-transaction basis.

•
In a step acquisition, the fair values of the acquired entity's assets and liabilities, including goodwill, are measured on the date when control is obtained. Accordingly, goodwill is measured as the difference at the acquisition date between the fair value of any investment the business held before the acquisition, the consideration transferred and the fair value of the net asset acquired. Even if the total ownership does not reach 100% as a result of the acquisition, the Group can elect to recognize 100% of the goodwill of the acquired entity, not just the Group's portion of the goodwill, consequently, the balance of the non-controlling interests can be measured at fair value at the acquisition date. Alternatively, the goodwill recognized may only represent the proportionate ownership acquired, consequently, the measurement of non-controlling interests at the acquisition date can exclude their share of the goodwill.

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

•
Acquisition related costs are accounted for separately from the business combination, and therefore, recognized as expenses rather than included in goodwill. An acquirer has to recognize at the acquisition date a liability for any contingent purchase consideration. If the amount of contingent consideration accounted for as a liability changes as a result of a post-acquisition event (such as meeting an earnings target), it is recognized in accordance with other applicable IFRSs, as appropriate rather than as an adjustment of goodwill.

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

•
In contrast to the original IFRS 3, the amended version of this standard provides rules for rights that have been granted to the acquiree (e.g. to use its intellectual property) before the business combination and are re-acquired with the business combination.

MAGYAR TELEKON

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  •
  The revised IFRS 3 brings into scope business combinations involving only mutual entities and business combinations achieved by contracts alone.

  The Group adopted the amended versions of IFRS 3 and IFRS 27 as of January 1, 2010. The amended standards did not have a significant impact on the Group's Statement of comprehensive income or Statement of financial position since the Group had no major investment transactions during the year.

•
IFRS 2 (amended) Share-based Payment. The amendments related to Group Cash-settled Share-based Payment Transactions were published in June 2009. Previously effective IFRSs required attribution of group share-based payment transactions only if they were equity-settled. The amendments resolved diversity in practice regarding attribution of cash-settled share-based payment transactions and require an entity receiving goods or services in either an equity-settled or a cash-settled payment transaction to account for the transaction in its separate or individual financial statements. Amendments to IFRS 2 shall be applied retrospectively for annual periods beginning on or after January 1, 2010. The amendments also incorporate the guidance contained in IFRIC 8 (Scope of IFRS 2) and in IFRIC 11 (IFRS 2—Group and Treasury Share Transactions). As a result, the Board withdrew IFRIC 8 and IFRIC 11. As the Group has no significant share based compensations, the amended standard did not have a significant effect on the financial statements of the Group.

•
IFRIC 18 Transfers of Assets from Customers. The Interpretation clarifies the requirements of IFRSs for agreements in which an entity receives from a customer an item of property, plant and equipment (or cash to be used explicitly for the acquisition of property, plant and equipment) that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services. The Interpretation is effective for annual periods beginning on or after July 1, 2009 and applies prospectively. However, limited retrospective application is permitted. The Group applied IFRIC 18 as of January 1, 2010. Since the applicable transactions of the Group are not material, the interpretation did not have a significant effect on the Group.

2.1.2  Standards, amendments and interpretations effective in 2010 but not relevant for the Group

•
IAS 39 (amended)—The IASB published an amendment in August 2008 to IAS 39 with respect to hedge accounting. The amendment "Eligible Hedged Items" allows to designate only changes in the cash flows or fair value of a hedged item above or below a specified price or other variable. The amendment of IAS 39 shall be applied retrospectively for annual periods beginning on or after July 1, 2009. The amendment did not have any impact on Magyar Telekom's accounts as the Group does not apply hedge accounting.

•
IFRS 1 The IASB amended IFRS 1 in July 2009. As the Group has been reporting according to IFRS for many years, neither the original standard, nor any revision to that is relevant for the Group.

•
IFRIC 17 Distributions of Non-cash Assets to Owners. This interpretation issued in November 2008 refers to the issue when to recognize liabilities accounted for non-cash dividends payable (e.g. property, plant, and equipment) and how to measure them. In addition, the interpretation refers to the issue how to account for any difference between the carrying amount of the assets distributed and the carrying amount of the dividend payable. The interpretation shall be applied for annual

MAGYAR TELEKON

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  periods beginning on or after July 1, 2009. As the Group does not distribute non-cash dividends, IFRIC 17 had no impact on the Group's financial statements.

•
IFRS for Small and Medium-sized Entities. In July 2009 the IASB issued its IFRS for Small and Medium-sized Entities, which is not relevant for Magyar Telekom.

2.1.3  Standards, amendments and interpretations that are not yet effective and have not been early adopted by the Group

•
IAS 24 (revised). In November 2009, the IASB issued a revised version of IAS 24 Related Party Disclosures. Until now, if a government controlled, or significantly influenced, an entity, the entity was required to disclose information about all transactions with other entities controlled, or significantly influenced by the same government. The revised standard still requires disclosures that are important to users of financial statements but eliminates requirements to disclose information that is costly to gather and of less value to users. It achieves this balance by requiring disclosure about these transactions only if they are individually or collectively significant. Furthermore the IASB has simplified the definition of related party and removed inconsistencies. The revised standard shall be applied retrospectively for annual periods beginning on or after January 1, 2011. Earlier application is permitted. We do not expect that the revised standard would have a significant impact on the disclosures in the Group's financial statements.

•
IFRS 9 Financial Instruments. The standard forms the first part of a three-phase project to replace IAS 39 (Financial Instruments: Recognition and Measurement) with a new standard, to be known as IFRS 9 Financial Instru ments. IFRS 9 prescribes the classification and measurement of financial assets and liabilities. The remaining phases of this project, dealing with the impairment of financial instruments and hedge accounting, as well as a further project regarding derecognition, are in progress.

  Financial assets—At initial recognition, IFRS 9 requires financial assets to be measured at fair value. After initial recognition, financial assets continue to be measured in accordance with their classification under IFRS 9. Where a financial asset is classified and measured at amortized cost, it is required to be tested for impairment in accordance with the impairment requirements in IAS 39. IFRS 9 defines the below rules for classification.

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

  •
  Fair Value Option: IFRS 9 permits an entity to designate an instrument, that would otherwise have been classified in the amortized cost category, to be at fair value through profit or loss if that designation eliminates or significantly reduces a measurement or recognition inconsistency ('accounting mismatch').

  •
  Equity instruments: The default category for equity instruments is at fair value through profit or loss. However, the standard states that an entity can make an irrevocable election at initial

MAGYAR TELEKON

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

  Financial liabilities—IFRS 9 "Financial Instruments" sets the requirements on the accounting for financial liabilities and replaces the respective rules in IAS 39 "Financial Instruments: Recognition and Measurement". The new pronouncement

  •
  Carries forward the IAS 39 rules for the recognition and derecognition unchanged.

  •
  Carries forward most of the requirements in IAS 39 for classification and measurement.

  •
  Eliminates the exception from fair value measurement for derivative liabilities that are linked to and must be settled by delivery of an unquoted equity instrument.

  •
  Changes the requirements related to the fair value option for financial liabilities to address own credit risk.

  An entity shall apply IFRS 9 for annual periods beginning on or after January 1, 2013. Earlier adoption is permitted. A reporting entity must apply IFRS 9 retrospectively. For entities that adopt IFRS 9 for periods before January 1, 2012 the IFRS provides transition relief from restating comparative information. The adoption of the new standard will likely result in changes in the financial statements of the Group, the exact extent of which we are currently analyzing.

•
IFRS 7 (amended)—The IASB published an amendment to IFRS 7 Amendments to IFRS 7 Financial Instruments: Disclosures in October 2010. The amendment requires quantitative and qualitative disclosures regarding transfers of financial assets that do not result in entire derecognition, or that result in continuing involvement. This is intended to allow users of financial statements to improve their understanding of such transactions (for example, securitizations), including understanding the possible effects of any risks that may remain with the entity that transferred the assets. The amendments also require additional disclosures if a disproportionate amount of such transactions are undertaken around the end of a reporting period. The application of the amendment is required for annual periods beginning on or after July 1, 2011. An earlier application is permitted. We do not expect that the adoption of the amended standard would result in significant changes in the financial statements disclosures of the Group.

2.1.4  Standards, amendments and interpretations that are not yet effective and not relevant for the Group's operations

•
IAS 12 (amended). In December 2010, the IASB issued published the pronouncement "Deferred Tax: Recovery of Underlying Assets—Amendments to IAS 12". The new pronouncement "Deferred

MAGYAR TELEKON

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Tax: Recovery of Underlying Assets—Amendments to IAS 12" sets presumptions for the recovery (e.g. use or sale) of certain assets. This is relevant in cases where the type of recovery has different tax consequences. The pronouncement sets the rebuttable presumption that the carrying amount of investment property that is measured using the fair value model in IAS 40 will be recovered through sale. Moreover, the carrying amount of a non-depreciable asset measured using the revaluation model in IAS 16 is always deemed to be recovered through sale. The amendment supersedes SIC 21 and shall be applied for annual periods beginning on or after 1 January 2012. Earlier application is permitted. As Magyar Telekom does not have investment properties or non-depreciable asset measured using the revaluation model in IAS 16, the amended standard will not have any impact on the Group's financial statements.

•
IAS 32 (amended)—The IASB published an amendment to IAS 32 Financial Instruments: Presentation in October 2009. The amendment clarifies the classification of rights issues as equity or liabilities for rights issues that are denominated in a currency other than the functional currency of the issuer. These rights issues are recorded as derivative liabilities before the amendment. The amendment requires that such right issues offered pro rata to all of an entity's existing shareholders are classified as equity. The classification is independent of the currency in which the exercise price is denominated. The application of the amendment is required for annual periods beginning on or after February 1, 2010. An earlier application is permitted. The amendment will have no impact on the Group's financial statements as Magyar Telekom has no such instruments.

•
IFRS 1 The IASB amended IFRS 1 in January 2010 and in December 2010. As the Group has been reporting according to IFRS for many years, neither the original standard, nor any revision to that is relevant for the Group.

•
IFRIC 14 (amended) IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction. In November 2009, the IASB issued an amendment to IFRIC 14, which corrects an unintended consequence of IFRIC 14. Without the amendments, in some circumstances entities are not permitted to recognize some voluntary prepayments for minimum funding contributions as an asset. The amendment permits such an entity to treat the benefit of such an early payment as an asset. The amendments are effective for annual periods beginning January 1, 2011. The amendments must be applied retrospectively to the earliest comparative period presented. The amended interpretation is not applicable to Magyar Telekom as the Group has no funded defined post-retirement benefit schemes.

•
IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments. This interpretation issued in November 2009 clarifies the requirements of IFRSs when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity's shares or other equity instruments to settle the financial liability fully or partially. The interpretation is effective for annual periods beginning on or after July 1, 2010 with earlier application permitted. The interpretation shall be applied retrospectively. The interpretation will not have any impact on Magyar Telekom's financial statements as the Group does not extinguish any of its financial liabilities with equity instruments.

MAGYAR TELEKON

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

          Subsidiaries are consolidated from the date on which control is transferred to the Group, and are no longer consolidated from the date control ceases. The acquisition method of accounting is used to account for business combinations. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition whereby costs directly attributable to the acquisition are expensed for transactions closed after January 1, 2010. The excess of the cost of acquisition over the fair value of the net assets and contingent liabilities of the subsidiary acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the Profit for the year (Other operating income).

          If applicable, the Group recognizes at the acquisition date a liability for any contingent purchase consideration. If the amount of contingent consideration accounted for as a liability changes as a result of a post-acquisition event (such as meeting an earnings target), it is recognized in accordance with other applicable IFRSs, as appropriate rather than as an adjustment of goodwill for acquisitions concluded after January 1, 2010. For acquisitions concluded before, the difference between the contingent consideration recognized at the acquisition date and the actual contingent consideration paid was recognized as an adjustment to goodwill.

          As for the measurement of non-controlling interest, from January 1, 2010, the Group may recognize 100% of the goodwill of the acquired entity, not just the Group's portion of the goodwill. This is elected on a transaction-by-transaction basis. Before that date, the Group could only recognize its own share of the goodwill. The Group attributes their share of losses to the non-controlling interests even if this results in the non-controlling interests having a deficit balance since January 1, 2010. Before that date, the balance of the Non controlling interests could not be a negative amount and thus these losses would be allocated to the Group.

          In a step acquisition, the fair values of the acquired entity's assets and liabilities, including goodwill, are measured on the date when control is obtained. Accordingly, goodwill is measured as the difference at the acquisition date between the fair value of any investment the business held before the acquisition, the consideration transferred and the fair value of the net asset acquired and non-controlling interest is recorded at fair value when the Group elects the fair value option.

          In case of acquisitions where the transaction takes place between companies under common control (i.e. with other Deutsche Telekom group companies), the transaction is recorded at the carrying amounts as recorded in the selling owner's accounts, and any gains, losses or differences between the carrying amount and the sale-purchase price are recognized in Retained earnings.

          A partial disposal of an investment in a subsidiary while control is retained is accounted for as an equity transaction with owners, therefore gain or loss is not recognized in profit or loss for disposals

MAGYAR TELEKON

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

concluded since January 1, 2010. Before that date, the gain or loss was recognized as a current year income.

          A partial disposal of an investment in a subsidiary that results in loss of control triggers re-measurement of the residual interest to fair value. Any difference between fair value and carrying amount is a gain or loss on the disposal, recognized in profit or loss since January 1, 2010. Before that date, no such re-measurement took place.

          Inter-company transactions, balances and unrealized gains on transactions between the Magyar Telekom Group companies are eliminated. Accounting policies of subsidiaries have been adjusted to ensure consistency with the policies adopted by the Group.

          At December 31, 2010 and 2009 the principal operating subsidiaries of the Group were as follows:

	Group interest in capital as at December 31,
Subsidiaries	2009	2010		Activity
Incorporated in Hungary:
Dataplex	100.00%	100.00%		IT hardware co-location service provider
Origo	100.00%	100.00%		Internet and TV content provider
KFKI	100.00%	100.00%		System integration and IT services
IQSYS	100.00%	100.00%		System integration and IT services
Pro-M	100.00%	100.00%		Professional Mobile Radio (PMR) network operator
ISH	100.00%	100.00%		Integrated healthcare IT services
Telekom New Media	100.00%	100.00%		Interactive service provider of telecommunications applications
Incorporated in Macedonia:
Makedonski Telekom (MKT)	56.67%	56.67%		Fixed line telecom service provider
T-Mobile Macedonia (T-Mobile MK)	56.67%	56.67%		Cellular telecom service provider
Stonebridge	100.00%	100.00%		Holding company
Incorporated in Montenegro:
Crnogorski Telekom (CT)	76.53%	76.53%		Telecom service provider
Incorporated in Romania:
Combridge	100.00%	100.00%		Wholesale telecommunications service provider
Incorporated in Bulgaria:
Novatel BG	100.00%	100.00%		Wholesale telecommunications service provider
Orbitel	100.00%	—	(a)	Alternative telecommunications and internet service provider
Incorporated in the Ukraine:
Novatel UA	100.00%	100.00%		Alternative telecommunications and internet service provider

(a)
Orbitel was sold in January, 2010. See also Note 26.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          The Group's interest in the capital of the above subsidiaries equals the voting rights therein.

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

          At December 31, 2010 and 2009 the Group had no significant associates or joint ventures.

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

2.3.2  Transactions and balances

          Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the Profit for the year (Other finance expense—net).

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

          The fair value of traded financial instruments is determined by reference to their market prices at the end of the reporting period. This typically applies to available-for-sale (AFS) financial instruments.

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

          The fair value of long term fixed-rate financial liabilities (Financial liabilities to related parties, Bank loans and Nonconvertible bonds and debentures) is also determined by using discounted cash flow valuation technique. The cash flows of the liabilities are discounted by interest rates, which are reasonable

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

to the Group for similar financial instruments. The carrying amount of floating-rate financial liabilities or those expiring within one year approximate the fair values at the end of the reporting period.

          Assumptions applied in the fair value calculations are subject to uncertainties. Changes in the assumptions applied in the calculations would have an impact on the carrying amounts, the fair values and/or the cash flows originating from the financial instruments. Sensitivity analyses related to the Group's financial instruments are provided in Note 3.

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

          Standard purchases and sales of financial assets are recognized on the trade-date, the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the Profit for the year.

          The Group assesses at each financial statement date whether there is objective evidence that a financial asset is impaired. There is objective evidence of impairment if as a result of loss events that occurred after the initial recognition of the asset have an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

          Impairment losses of financial assets are recognized in the Profit for the year against allowance accounts to reduce the carrying amount until the derecognition of the financial asset, when the net carrying amount (including any allowance for impairment) is derecognized from the Statement of financial position. Any gains or losses on derecognition are calculated and recognized as the difference between the proceeds from disposal and the (net) carrying amount derecognized.

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

  •
  Financial assets incurred for the purpose of selling immediately or in the near term and thus classified as "held for trading"

  •
  Derivative financial assets are classified as "held for trading"

          Assets in this category are classified as current assets (Other financial current assets). No reclassification between categories has been made in the past and no reclassifications are expected in the future.

          Assets in this category are initially recognized and subsequently carried at fair value. Gains or losses arising from changes in the fair value and impairment losses or their reversals are recognized in the Profit for the year (Other finance expense—net) in the period in which they arise. The Group only classifies derivative financial instruments in this category.

          Derivatives are initially recognized at fair value on the date a derivative contract is entered into and their fair values are re-measured at subsequent financial statement dates. Magyar Telekom does not apply hedge accounting for its financial instruments, therefore all gains and losses are recognized in the Profit for the year (Other finance expense—net).

2.4.1.2    Loans and receivables

          Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Receivables are included in current assets, except those with maturities over 12 months after the financial statement date. These are classified as Other non-current assets.

          The following items are assigned to the "loans and receivables" measurement category.

  •
  cash and cash equivalents,

  •
  trade receivables,

  •
  other receivables,

  •
  employee loans,

  •
  loans granted to related parties and third parties.

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

          Should an impairment on cash and cash equivalents occur, it would be recognized in the Profit for the year (Other finance expense—net).

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

          When a trade or an other receivable is established to be uncollectible, it is written off against Other operating expenses in the Profit for the year (Bad debt expense) with a parallel release of cumulated impairment. Subsequent recoveries of amounts previously written off are credited against the same line of the Statement of comprehensive income.

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

          The difference between the nominal value of the loan granted and the initial fair value of the employee loan is recognized as prepaid employee benefits. Interest income on the loan granted calculated by using the effective interest method is recognized as Interest income, while the prepaid employee benefits are amortized to Employee related expenses evenly over the term of the loan.

          Impairment losses on Employee loans are recognized in the Profit for the year (Employee related expenses).

(d)    Loans granted to related parties and third parties

          Loans granted to related parties and third parties include short term loans and deposits made with DTAG or other trading partners.

          Impairment losses on Loans granted to related parties and third parties are accounted for in the Profit for the year (Other finance expense—net).

2.4.1.3    Available-for-sale (AFS) financial assets

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

          Interest on available-for-sale debt securities calculated using the effective interest method is recognized in the Profit for the year (Interest income). Dividends on available-for-sale equity instruments are recognized in the Profit for the year (Other finance expense—net) when the Group's right to receive payments is established.

          The Group assesses at each financial statement date whether there is objective evidence that a financial asset is impaired. There is objective evidence of impairment if as a result of loss events that occurred after the initial recognition of the asset have an impact on the estimated future cash flows of the financial asset that can be reliably estimated. If any such evidence exists for AFS financial assets, the cumulative unrealized gain (if any) is reclassified from Other comprehensive income to Profit for the year,

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

and any remaining difference is also recognized in the Profit for the year (Other finance expense—net). Impairment losses recognized on equity instruments are not reversed through the Profit for the year, while impairment losses recognized on debt instruments are reversed through the Profit for the year.

          When AFS financial assets are sold or redeemed, therefore derecognized, the fair value adjustments accumulated in equity are reclassified from Other comprehensive income to Profit for the year (Other finance expense—net).

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

(a)    Loans and other borrowings

          Borrowings are recognized initially at fair value less transaction costs, and subsequently measured at amortized costs using the effective interest rate method. The effective interest is recognized in the Profit for the year (Interest expense) over the period of the borrowings.

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

          Derivatives are initially recognized at fair value on the date a derivative contract is entered into and their fair values are re-measured at subsequent financial statement dates. Magyar Telekom does not apply hedge accounting for its financial instruments, therefore all gains and losses are recognized in the Profit for the year (Other finance expense—net).

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

          Impairment losses on Inventories are recognized in Other operating expenses (Materials, maintenance and service fees).

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

          Cost in the case of telecommunications equipment comprises of all expenditures including the cabling within customers' premises and borrowing costs of related loans.

          Subsequent expenditure on an asset that meets the recognition criteria to be recognized as an asset or an addition to an asset is capitalized, while maintenance and repairs are charged to expense when incurred.

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

          Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use. These costs are amortized over the estimated useful life of the software. Costs associated with developing or maintaining computer software programs are generally recognized as an expense as incurred. Costs directly associated with the production of identifiable and unique software products controlled by the Group, and that will probably generate economic benefits exceeding costs beyond one year, are recognized as intangible assets. Direct costs include the software development employee related costs and an appropriate portion of relevant overhead. Computer software development costs recognized as assets are amortized over their estimated useful lives. As these assets represent an immaterial portion of all software, these are not disclosed separately.

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

          The fair values of the individual tangible and intangible assets of the Group in most cases cannot be determined as individual assets do not generate cash flows. Instead, the Group determines CGUs to which the individual assets are allocated and the fair values can only be determined at CGU level, primarily by using discounted cash flow analyses. See also Note 4.3. Corporate assets which have the distinctive characteristics of not generating cash inflows independently of other assets or groups of assets are allocated to CGUs when conducting impairment tests.

          Goodwill is tested for impairment annually or more frequently if circumstances indicate that impairment may have occurred. When conducting the impairment tests, Magyar Telekom allocates goodwill to its cash generating units or groups of cash generating units, which, in the vast majority of the cases, are determined at the operating segment level. See also Note 4.2. Operating segments may include one clearly identifiable company or a group of companies, or components of one company and other companies as well.

          For the subsidiaries included in the operating segments the Group establishes the subsidiaries' recoverable amounts by determining their fair value less cost to sell by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analyses and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs. The fair values determined as described above are used

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

as a basis when establishing the need for an impairment of any goodwill allocated to the CGUs or group of CGUs (usually the operating segments). See also Note 4.2. If the calculated fair value less cost to sell is lower than the carrying amount of the operating segment, goodwill is impaired.

          The impairment losses of PPE and intangible assets are accounted for in the Depreciation and amortization line of the Statement of comprehensive income.

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

          Provisions for obligations expected to fall due after 12 months are generally recognized at their present value and are accreted (against Interest expense) until utilization or reversal.

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

2.11   Treasury stock

          When the Company or its subsidiaries purchase the Company's equity shares, the consideration transferred including any attributable incremental external costs are deducted from the Equity of the owners of the parent as Treasury stock until they are re-sold or cancelled. When such shares are subsequently sold, the treasury share balance decreases by the original cost of the shares, thereby increasing equity, while any gains or losses are also recognized in equity (Retained earnings). Treasury stock transactions are recorded on the transaction date.

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

          Customers of the Group are granted loyalty awards (credit points) based on their usage of the Group's services including timely payment of their invoices. Loyalty awards can be accumulated and redeemed to obtain future benefits (e.g. call credits, handset discounts, etc.) from the operators of the Group. When customers earn their credit points, the fair value of the credit points earned are deducted from the revenue invoiced to the customer, and recognized as Other liabilities (deferred revenue). On

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

redemption (or expiry) of the points, the deferred revenue is released to revenue as the customer collected (or waived) the undelivered element of the deemed bundle.

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

          Revenues from premium rate services (Voice and non-voice) are recognized on a gross basis when the delivery of the service over Magyar Telekom's network is the responsibility of the Group, the Group establishes the prices of these services and bears substantial risks of these services, otherwise these revenues are presented on a net basis.

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

          Revenues from construction contracts are accounted for using the percentage-of-completion method. The stage of completion is determined on the basis of the costs incurred to date as a proportion of the estimated total costs. Receivables from construction contracts are classified in the Statement of financial position as Trade receivables. If the total actual and estimated expenses exceed revenues for a particular contract, the loss is recognized immediately (in Expenses directly related to revenues).

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

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.13.2  Share based compensation

          Magyar Telekom recognizes the costs of services received from its employees in a share based payment transaction when services are received. Magyar Telekom recognizes a corresponding increase in its equity reserves (Reserve for equity settled share based transactions) if the services are received in an equity-settled share based payment transaction. When the share based compensation program is completed, i.e. the shares are transferred to the employees' ownership or the share options have forfeited, the respective reserve is transferred to Retained earnings. If the services are received in a cash-settled share based payment transaction, the Group recognizes the expense against a liability, re-measured at each financial statement date.

          Fair values are determined using option pricing models (such as Black-Scholes and Monte Carlo simulation) and other relevant techniques. As Magyar Telekom Plc. is listed and actively traded on the Budapest Stock Exchange, the share price and its history is readily available as a basis for fair value calculations.

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

2.15   Borrowing costs

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

2.17.2  Finance lease—Group as lessor

          Leases of assets where Magyar Telekom transfers substantially all the benefits and risks of ownership are recognized and disclosed as revenue against a finance lease receivable. The revenue equals the estimated present value of the future minimum lease payments receivable and any unguaranteed residual value (net investment in the lease). The cost of the asset sold in a finance lease transaction is recognized at the inception of the lease. Each lease receipt is then allocated between the receivable and interest income

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

so as to achieve a constant rate of return on the finance receivable balance outstanding. The interest element of the lease receipt is recognized in Interest income.

2.17.3  Operating lease—Group as lessee

          Costs in respect of operating leases are charged to the Profit for the year on a straight-line basis over the lease term.

2.17.4  Finance lease—Group as lessee

          Leases of property, plant and equipment where Magyar Telekom assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalized at the fair value of the asset or if lower, at the estimated present value of the future minimum lease payments against a finance lease payable. Each lease payment is allocated between the finance liability and interest expense so as to achieve a constant rate of interest on the outstanding finance balance payable. The finance lease obligations, net of finance charges, are included in the Statement of financial position (Other financial liabilities). The interest element of the lease payments is charged to the Profit for the year (Interest expense) over the lease period. Property, plant and equipment acquired under finance lease contracts are depreciated over the shorter of the lease term or the useful life of the asset.

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

          The operating segments' results are monitored by the MC down to EBITDA (Earnings before interest, tax, depreciation and amortization) level, which is defined by the Group as Operating profit without Depreciation and amortization expense.

          The MC does not monitor the assets and liabilities at the segment level.

          Another important KPI monitored at segment level is capital expenditure (Capex), which is determined as the gross additions to PPE and Intangible assets, excluding those due to business combinations.

2.21   Comparative information

          In order to maintain consistency with the current year presentation in the Financial statements and the Notes thereto, certain items may have been reclassified for comparative purposes. Material changes in disclosures, if any, are described in detail in the relevant Notes. In 2010 certain reclassifications impacted the disclosure of the financial results as described in Notes 27-29. As the changes in the disclosures did not impact the statements of financial position of any year, we did not extend the statements of financial position to include further comparative years.

3.       FINANCIAL RISK MANAGEMENT

3.1     Financial risk factors

          Magyar Telekom is primarily exposed to credit risks related to its financial assets. In addition, the Group is also exposed to risks from movements in exchange rates, interest rates that affect the fair value and/or the cash flows arising from financial assets and liabilities.

          Financial risk management aims to limit these risks through ongoing operational and finance activities. Selected derivative and non-derivative hedging instruments are also used for this purpose, depending on the risk assessment. Magyar Telekom only hedges the risks that affect the Group's cash

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.       FINANCIAL RISK MANAGEMENT (Continued)

flows, no hedges are concluded to hedge fair values. Derivatives are exclusively used as hedging instruments, i.e., not for trading or other speculative purposes. To reduce the counterparty risk, hedging transactions are generally only concluded with Deutsche Telekom or leading Hungarian financial institutions. Nevertheless, hedge accounting is not applied to such transactions, considering that not all the criteria in IAS 39 are met.

          The detailed descriptions of risks, the management thereof as well as sensitivity analyses are provided below. These sensitivity analyses calculate with reasonably possible changes in the relevant risk variables and their impact on profit before tax. The impacts disclosed below are subject to an average effective income tax rate of approximately 10% in the Group, i.e. the impact on Profit for the year would be approximately 90% of the pre tax amount. The potential impacts disclosed (less tax) would be the same on the Group's Equity.

          There were no major changes in these risks compared to the previous reporting period.

3.1.1  Market risk

          Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: currency risk, interest rate risk and other price risk.

          The fundamentals of Magyar Telekom's financing strategy are established each year by the Board of Directors. The Group's policy is to borrow centrally using a balanced combination of medium term and short term loans, and fixed and floating interest rates on those loans. The Board of Directors has approved two debt protection ratio limits, and monitors their fulfillment annually. At the end of 2009 and 2010 Magyar Telekom fulfilled both criteria; Total Debt to EBITDA ratio of 1.70 in 2010 (2009: 1.61), the allowed maximum of which would be 2.5 and EBITDA to Interest Expense ratio of 7.58 in 2010, (2009: 7.59), the allowed minimum of which would be 3.0. The Group's Treasury department is responsible for implementing the finance policy and for ongoing risk management. The details of foreign exchange, liquidity and counterparty risk management guidelines are determined and monitored by the Group Treasurer continuously.

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

          For the presentation of market risks, we also provided sensitivity analyses that show the effects of hypothetical changes of relevant risk variables on Profit before tax. These hypothetical changes were modeled to present a reasonably possible change in the relevant risk variables. The periodic effects are determined by relating the hypothetical changes in the risk variables to the balance of financial instruments at the end of the latest reporting period (2010) and the preceding reporting period (2009). The balances at the end of the reporting period are usually representative for the year as a whole, therefore the impacts are calculated using the year end balances as though the balances had been constant throughout the reporting period. As the global economic situation has not changed significantly compared to the end of the previous reporting period, the methods and assumptions used in the sensitivity calculations did not change significantly. As a result of the still rather volatile international capital and securities markets, a higher fluctuations of the FX and interest rates are also possible.

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

          Due to the free-float of the HUF introduced in 2008, the Group is exposed to FX risk in case of FX denominated financial instruments of the Hungarian entities to a higher degree than before. In order to mitigate this risk, Magyar Telekom minimized its foreign currency borrowings in the past years, or covered them with derivative instruments to substantially reduce FX risk.

(a)    FX risks arising on loans from DTIF and related swaps with DT AG

          In the past few years, all related party loans payable of Magyar Telekom were denominated in HUF. In agreement with Deutsche Telekom, the related party loans taken to finance general corporate needs from the financing vehicle of Deutsche Telekom, Deutsche Telekom International Finance B.V. (DTIF) from June 2009 are denominated in EUR, while, at the same time, cross-currency interest rate swaps are concluded with Deutsche Telekom AG to fix the actual cash flows of Magyar Telekom in HUF for the whole nominal amount and interest payments of these loans. Even though the Group does not apply hedge accounting, the change in the HUF/EUR exchange rate has no significant (net) impact on Profit before tax related to the hedged loans and the swaps together.

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

(c)     Other FX exposure

          The remaining FX exposure of Magyar Telekom is mostly related to (i) holding foreign currency cash balances in its subsidiaries in the Southern and Eastern Europe region, and (ii) operating activities through revenues from, and payments to, international telecommunications carriers as well as capital expenditure contracted with vendors in foreign currency. In line with currency hedging policy, the Company holds sufficient amounts of foreign currencies on its bank accounts, the amounts of which are determined considering the balance of FX denominated trade and leases payables and trade receivables in order to hedge the currency risk arising in connection with those assets and liabilities. The Group's foreign currency denominated assets (primarily held by the Group's foreign subsidiaries), however, exceed the Group's foreign currency denominated liabilities (other than the above described loans), therefore changes of the functional currencies' exchange rates would have significant impact on the profit of the Group. Compared to the spot FX rates as of December 31, 2010, a 10% weaker functional currency HUF against the EUR and USD would have caused an unrealized loss of less than HUF 0.1billion on this net balance (2009:

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.       FINANCIAL RISK MANAGEMENT (Continued)

HUF 0.1 billion loss). The same amount of gain would have been caused by a 10% stronger functional currency HUF against the EUR and USD. Compared to the spot FX rates as of December 31, 2010, a 20% weaker functional currency MKD against the EUR and USD would have caused HUF 5.2 billion unrealized gain on this net balance (2009: HUF 4.4 billion gain). The same amount of loss would have been caused by a 20% stronger functional currency MKD against the EUR and USD.

          In order to reduce the above exposure, Magyar Telekom occasionally enters into derivative contracts. The fair value of the open short term forward positions was HUF -666 million (liability) as of December 31, 2010 (2009: HUF -502 million (liability)). These positions were opened to hedge the FX risks of future FX payments exceeding FX incomes. Compared to the spot FX rates as of December 31, 2010, a 10% weaker functional currency HUF against the EUR and USD would have caused HUF 2.8 billion unrealized gain on this net balance while a 10% stronger HUF against the EUR and USD would have caused HUF 4.2 billion unrealized loss.

          As a result of the volatile international capital and securities markets, even a more than 10% fluctuation of the functional currency HUF and a more than 20% fluctuation of the functional currency MKD against the EUR and USD is possible as extraordinary market conditions may cause extreme volatility on FX markets.

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

          The Group had no significant HUF denominated bank deposits at the end of 2010 (2009: HUF 6.5 billion).

          The Group's MKD denominated bank deposits amounted to HUF 15.7 billion at the end of 2010 (2009: HUF 32.7 billion). A 5 percentage point higher interest rate throughout 2010 (assuming the year-end 2010 balance throughout 2010) would have resulted in HUF 0.8 billion higher interest income in

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.       FINANCIAL RISK MANAGEMENT (Continued)

2010 (2009: HUF 1.6 billion). The interest income would be lower by a smaller amount as interest rates are usually lower than 5%.

          The Group's EUR denominated bank deposits amounted to HUF 38.0 billion at the end of 2010 (2009: HUF 37.0 billion). A 1 percentage point higher interest rate throughout 2010 (assuming the year-end 2010 balance throughout 2010) would have resulted in HUF 0.4 billion higher interest income in 2010 (2009: HUF 0.4 billion). The interest income would be lower by a smaller amount as interest rates are usually lower than 1%.

          As a result of the volatile international capital and securities markets, a higher fluctuation of the interest rates is also possible, the exposure to which is mitigated by the balanced portfolio of fixed and floating interest rate deposits (see above). Sensitivities have been disclosed for a movement of 5 percentage points for MKD and 1 percentage point for EUR, but extraordinary market conditions may cause extreme volatility on money markets, which can result in even higher percentage point change in interest rates.

(b)    Financial liabilities

          Financial liabilities exposed to interest rate risk are primarily the related party (DTIF) and third party loans and the related swap agreements in place. These loans are almost exclusively taken by the Company as the financing of the Group is managed centrally. The analysis below describes the Group's net exposure to the net interest rate risks related to the loans and the related swap agreements.

          As the vast majority of debt portfolio is denominated in HUF, or swap agreements are in place so that the loans payable are exposed to changes in HUF interest rates, the Group is mostly exposed to the HUF interest rate fluctuations for its financial liabilities. To control this interest rate risk, a combination of fixed and floating rate debt is used. Fixed interest-bearing debts (including loans swapped to fixed interest and excluding loans swapped to floating interest) made up 63% of the Group's total debt as of December 31, 2010 (2009: 56%).

          In addition, some of the Group's loan agreements with Deutsche Telekom include a fixed interest rate that in fact may change in case of downgrading the credit rating of Deutsche Telekom by specific international rating agencies below the level of credit rating BBB+. Such rating downgrades from the current grade would have caused additional annual interest payments of approximately HUF 0.2 billion (assuming the year-end 2010 balance and rating throughout 2010) on top of the pre-fixed amount of interest (2009: HUF 0.2 billion). On the other hand, such rating upgrades above the level of the credit rating A would have caused HUF 0.2 billion lower interest expense for 2010 (2009: HUF 0.3 billion).

          Floating interest-bearing debts (including loans swapped to floating interest and excluding loans swapped to fixed interest) made up 37% of the Group's total debt as of December 31, 2010 (2009: 44%). A 1 percentage point higher interest rate throughout 2010 (assuming the year-end 2010 balance throughout 2010) would have resulted in HUF 1.3 billion higher interest expense in 2010, while the same decrease of interest rates would cause the same decrease in interest payments (2009: HUF 1.7 billion).

3.1.1.3    Other price risk

          As of the end of the reporting periods, Magyar Telekom did not hold any material investments, which could be affected by risk variables such as stock exchange prices or other indices, therefore, the Group's exposure to such price changes is very limited. See also Note 8.2.

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

          The following table represents Magyar Telekom's maximum exposure to credit risk as at December 31, 2009 and 2010.

	At December 31,
	2009	2010
	(in HUF millions)
Cash and cash equivalents	34,270	15,841
Bank deposits with original maturities over 3 months	50,660	47,798
Trade receivables	100,524	106,732
Loans to Deutsche Telekom Group companies	29,587	—
Finance lease receivables	23,531	20,385
Employee loans	4,870	4,704
Derivative financial instruments	1,285	1,305
Trade receivables over one year	1,487	1,524
Loans to third parties	580	947
Financial assets available for sale	276	296
RDC receivables	839	715
Other current	1,626	2,400
Other non-current	552	519

	250,087	203,166

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

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.       FINANCIAL RISK MANAGEMENT (Continued)

          Cash and cash equivalents and Bank deposits with maturities over 3 months held in Macedonia are primarily denominated in MKD and EUR, while the Cash and cash equivalents and Bank deposits with maturities over 3 months held in Montenegro are primarily denominated in EUR. Cash and cash equivalents and Bank deposits with maturities over 3 months deposited in these countries run higher counterparty risk, due to the small amount of internationally substantial financial institutions in those countries. The bank deposits in Montenegro of HUF 10.1 billion as at December 31, 2010 (2009: HUF 12.2 billion) and those in Macedonia of HUF 43.7 billion as at December 31, 2010 (2009: HUF 57.5 billion) are fully covered with bank guarantees issued by international financial institutions rated at BBB+ or above, or Magyar Telekom has the right to net the deposits with loans taken from the guarantor, in case of default of the bank. Credit risk related to bank deposits is further limited by the diversification of the deposits among several independent credit institutions determinant on the local market.

          Finance lease receivables, in most cases, are legally embedded in service contracts also requiring to provide assets related to the services, which are legally in the Group's ownership. Should the customers fail to pay their bills, we are entitled to discontinue the services and take the assets back to the Group's locations. As these assets are rarely customer specific, we can utilize these assets in other ways as well, therefore, the credit risk related to finance leases is in fact rather limited.

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

          The following table contains the carrying amount of trade receivables broken down by country of operation.

	At December 31,
	2009	2010
	(in HUF millions)
Hungary	82,333	88,099
Macedonia	12,061	12,852
Montenegro	4,763	4,792
Other	1,367	989

	100,524	106,732

          The amounts in the table above are shown net of provisions for impairment losses of HUF 34.5 billion as at December 31, 2010 (2009: HUF 29.7 billion). The annual bad debt expense of the Group had been under 1% of the consolidated revenues before 2009, when it started to increase (1.4% in 2009). In 2010, the ratio reached 1.6%. Further changes in customer payment behavior in the future, however, may result in higher impairment losses. Each additional 1 percentage point of uncollectible revenue would result in additional impairment charges of HUF 6.1 billion in 2010 (2009: HUF 6.4 billion).

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.       FINANCIAL RISK MANAGEMENT (Continued)

Hungary

          There are varying credit checking practices applied across the members of the Group. The majority of customers are located in Hungary. For these customers the Company follows the practice described below.

          Credit checking at the time of the service request is carried out automatically by the credit checking application of the Sales Department. A variety of checks including checking the bankruptcy list, the internal database of risky installation locations, the collection history of the past 6 months, the outstanding debt and the joint database of debtors of the Hungarian mobile operators are performed depending on the service to be used. The Fraud Detecting System monitors extreme usage and fraudulent behavior of customers for mobile, fixed-line and Internet services. In case of business customers, account managers check if the customer has outstanding debts.

          Dunning procedures are run automatically by the billing systems and include various reminder tools like SMS, telephone calls, reminder letters, restricted service, termination letters and disconnections. Over a minimum overdue amount we apply varying and customized reminder procedures with specific deadlines to the different customer groups. After the termination of the contract and depending on the expected success of the process, we combine the different collection steps of involving external partners, selling the outstanding debt or initiating legal proceedings. All parts of the process are regulated by internal directives.

Macedonia

          The process of managing the credit risk from operating activities includes preventive measures such as credibility checking and prevention barring, corrective measures during legal relationship (reminding and disconnection activities), collaboration with collection agencies and collection after legal relationship as litigation process, court proceedings and involvement of the executive unit. The overdue payments are monitored through a debt escalation procedure based on customer type, credit class and amount of debt. The credit risk is controlled through credibility checking—which determines that the customer is not indebted and the customers credit worthiness and through preventive barring—which determines the credit limit based on the usual level of the customer's consumption. There's no concentration of risk in Macedonia either with any single customer or group of customers with similar characteristics. The procedures in Macedonia ensure on a permanent basis that sales are made to customers with an appropriate credit history and that an acceptable level of credit exposure is not exceeded.

Montenegro

          In Montenegro, receivables management and credit risk control were focus points of the efficiency program in the finance area in 2010. Through organizational change, Customer Finance department has been formed, with the goal of reducing bad debt expenses. Most of the processes have been changed in 2010: reminder processes were changed and tuned to different customer segments; additional debt collection agencies have been included into the process, to increase competition, drive provision fees down and to increase their collection rates; the credit checking processes for new and existing customers have been redesigned. All of these activities resulted in sharp decline of bad debt expenses, despite the economic crisis in Montenegro.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.       FINANCIAL RISK MANAGEMENT (Continued)

3.1.3  Liquidity risk

          Liquidity risk is the risk that an entity may encounter difficulty in meeting obligations associated with financial liabilities.

          Prudent liquidity risk management implies maintaining sufficient Cash and cash equivalents and Bank deposits as well as available funding through adequate amount of committed credit lines. The Group Treasury's management aims at maintaining flexibility in funding by keeping committed credit lines available. The undrawn credit lines amounted to 54.6 billion as at December 31, 2010 (2009: HUF 50.5 billion), and the Company also had uncommitted credit lines from several Hungarian Banks as at December 31, 2010. In addition to the above, Deutsche Telekom confirmed its readiness to finance Magyar Telekom Group's budgeted financing needs until the end of June 2012.

          The following two tables summarize the maturity structure of Magyar Telekom's financial liabilities including the interest payable on those liabilities as of December 31, 2010 and 2009. As the majority of the financial liabilities are paid from the cash generated from the ongoing operations, the maturity analysis of the financial assets as at the end of the reporting periods (in comparison with the financial liabilities) would not be useful, therefore, is not included in the tables below.

	December 31, 2010
	Total	within 1 year	1 to 5 years	after 5 years
	(in HUF millions)
Trade payables	88,613	88,613	—	—
Dividend payable	319	319	—	—
Financial liabilities to related parties	363,184	87,788	245,188	30,208
Bank loans	52,813	46,348	6,465	—
Finance lease liabilities	4,462	1,080	2,664	718
Nonconvertible bonds and debentures	191	70	121	—
Other financial liabilities	1,243	1,119	123	1

Total other financial liabilities	58,709	48,617	9,373	719

Total cash flows	510,825	225,337	254,561	30,927
Open swap positions' cash flows
Gross cash inflow in EUR million	312	25	287	—
Gross cash inflow in HUF million (at spot rate)	87,089	6,861	80,228	—
Gross cash outflow in HUF million	100,849	10,037	90,812	—

Net cash outflow in HUF million	13,760	3,176	10,584	—
Open forward positions' cash flows
Gross cash inflow in EUR million	123	123	—	—
Gross cash inflow in USD million	5	5	—	—
Total gross cash inflow in HUF million (at spot rate)	35,253	35,253	—	—
Gross cash outflow in HUF million	36,395	36,395	—	—

Net cash outflow in HUF million	1,142	1,142	—	—

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

          The average maturity of Magyar Telekom's debt portfolio was 2.5 years as at December 31, 2010 (2009: 2.6 years), both of which are in line with the predefined liquidity management limit range of keeping the average maturity of the debt portfolio between 2 and 3 years.

          The floating interest payments arising from the financial instruments were calculated using the last interest rates fixed before December 31, 2010 and 2009.

3.2     Capital risk management

          The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

          The Company's management proposes to the owners (through the Board) of the Company to approve dividend payments or adopt other changes in the Company's equity capital in order to optimize the capital structure of the Group. This can be achieved primarily by adjusting the amount of dividends paid to shareholders, or alternatively, by returning capital to shareholders by capital reductions, selling or buying own shares. Consistent with others in the industry, the Group monitors capital on the basis of the

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.       FINANCIAL RISK MANAGEMENT (Continued)

gearing ratio. This ratio is calculated as Net debt divided by Equity (including Non-controlling interest) and Net debt. Net debt is calculated as follows:

  •
  Current and non current financial liabilities to related parties—Note 16

  •
  plus Other current and non current financial liabilities—Note 17

  •
  less Cash and cash equivalents—Note 6

  •
  less Other current financial assets—Note 8.1.

          During 2009 and 2010, the Group's strategy as approved by the Board was to maintain a gearing ratio within 30% to 40%. The gearing ratio at December 31, 2010 was 32.7% (2009: 31.5%).

          In addition to the above, according to the Hungarian Companies Act, Magyar Telekom Plc. has to ensure that the Company's Equity does not fall below its Common stock, i.e. the total of the reserves should not be negative. The Company is in compliance with this regulation, and no such statutory regulation exists for consolidated equity.

          The equity capital, which the Group manages, amounted to HUF 595 billion on December 31, 2010 (2009: HUF 605 billion).

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

4.1     Useful lives of assets

          The determination of the useful lives of assets is based on historical experience with similar assets as well as any anticipated technological development and changes in broad economic or industry factors. The appropriateness of the estimated useful lives is reviewed annually, or whenever there is an indication of significant changes in the underlying assumptions. We believe that this is a critical accounting estimate since it involves assumptions about technological development in an innovative industry and heavily dependent on the investment plans of the Group. Further, due to the significant weight of depreciable assets in our total assets, the impact of any changes in these assumptions can be material to our financial position, and results of operations. As an example, if Magyar Telekom was to shorten the average useful life of its assets by 10%, this would result in additional annual depreciation and amortization expense of approximately HUF 10 billion (2009: HUF 10 billion). See Notes 12 and 13 for the changes made to useful lives in 2010.

          The Group constantly introduces a number of new services or platforms including, but not limited to, the UMTS based broadband services in the mobile communications and the fiber-to-the-home rollout in the fixed line operations. In case of the introduction of such new services, the Group conducts a revision of useful lives of the already existing platforms, but in the vast majority of the cases these new services or

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.       CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Continued)

assets are designed to co-exist with the old platforms, resulting in no change-over to the new technology. Consequently, the useful lives of the older platforms usually do not require shortening.

4.2     Estimated impairment of goodwill

          Goodwill is not amortized, but tested for impairment annually or more frequently. The recoverable amounts of the operating segments (or CGUs) are calculated based on fair value less cost to sell determined by the discounted projected cash flows of the operating segments (or CGUs) over the next ten years with a terminal value. This is highly judgmental, which carries the inherent risk of arriving at materially different recoverable amounts if estimates used in the calculations would prove to be inappropriate. The Group has an implemented policy to make the impairment test based on a 10-year cash flow projection on reasonable and supportable assumptions that present the management's best estimate on market participants' assumptions and expectations. We use 10 year cash flow projections as the payback period of our investments in the telecommunications operations often exceeds 5 years.

          In order to determine the recoverable amounts of the operating segments (or CGUs), the Group calculates operating segments (or CGUs) fair values less cost to sell. In the calculations, Magyar Telekom uses a range of weighted average cost of capital (WACC) before tax and estimated perpetual growth rate (PGR) depending on the country of operations and the characteristics of the markets the Group's segments operate in. The WACCs are determined based on CAPM (capital asset pricing model) using the average betas of the peer group, 10 year zero coupon yields and a debt ratio in line with the usual indebtedness of listed peer telecommunications companies, while the PGRs used are in line with the long-term average growth rate for the particular telecommunications sector.

          When conducting the goodwill impairment tests, goodwill is allocated to the following operating segments of the Group: Consumer Business Unit (CBU), Business Services Business Unit (BBU), Macedonia, Montenegro and to the Media Business Unit (MBU) CGU of the Group included in the Headquarters operating segment.

          The Headquarters and Technology operating segments of the Group primarily include support functions, therefore the carrying values and the future cash flows of these operating segments (except the MBU CGU included in the Headquarters segment) are allocated to the other cash generating operating segments based on the cash generating operating segments' unlevered free cash flows (determined as EBITDA reduced by capital expenditures and change in net working capital), also considering the relative use of the central services by the cash generating operating segments.

          The tables below show the WACCs and PGRs used in the fair value calculations of the Group's operating segments and the MBU CGU for the goodwill impairment test conducted in 2010 and 2009. The tables below also include sensitivity analyses that show how much impairment would have been recognized as at December 31, 2010 or 2009 for the goodwill allocated to the operating segments if we had changed the WACCs used in the calculations to reasonably possible levels. The possible changes in the WACCs would be the result of the reasonably possible increase in the risk free interest rates by 2 percentage points. In case of the cash flow projections and the PGRs used in the sensitivity calculations, we disclose the first round decimal rate in case of the PGR and the first round decimal change to the cash flow projections that would result in impairment.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.       CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Continued)

2010

	CBU	BBU	MBU	Macedonia	Montenegro
WACC
Used in the calculation	12.36%	12.28%	12.56%	10.96%	10.68%
If changed to	14.77%	14.67%	14.97%	13.09%	12.80%
Potential impairment (HUF million)	—	—	—	2,069	—
PGR
Used in the calculation	1.5%	2.0%	2.0%	1.7%	1.2%
If changed to	-32.0%	-32.0%	-32.0%	-32.0%	-32.0%
Potential impairment (HUF million)	—	—	134	—	—
Cash flows
If changed by	-19%	-19%	-19%	-19%	-19%
Potential impairment (HUF million)	—	—	—	1,169	—

 2009

	CBU	BBU	MBU	Macedonia fixed line	Macedonia mobile	Montenegro mobile
WACC
Used in the calculation	13.76%	13.68%	14.17%	8.55%	10.71%	10.65%
If changed to	18.49%	18.39%	18.88%	10.68%	12.86%	12.77%
Potential impairment (HUF million)	—	—	180	—	—	—
PGR
Used in the calculation	2.0%	0.5%	2.0%	1.0%	1.0%	1.0%
If changed to	-5.0%	-5.0%	-5.0%	-5.0%	-5.0%	-5.0%
Potential impairment (HUF million)	—	—	—	630	—	—
Cash flows
If changed by	-27%	-27%	-27%	-27%	-27%	-27%
Potential impairment (HUF million)	—	—	—	699	—	—

          There has been certain changes in the operating segment structure of the Group, whereby the Media business unit (MBU) is not an operating segment any more, but part of the Headquarters operating segment. Further, the operating segments in Macedonia and Montenegro (fixed line and mobile) are considered as one operating segment by country in 2010.

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

4.5     Provisions

          Provisions in general are highly judgmental, especially in case of legal disputes. The Group assesses the probability of an adverse event as a result of a past event and if the probability of an outflow of economic benefits is evaluated to be more than fifty percent, the Group fully provides for the total amount of the estimated liability (see also Note 2.10). The assessment of the probability is highly judgmental, as—for example—in Hungary there are very few cases where the appealed NMIAH decisions have been finally concluded by the Supreme Court. Further, in Macedonia, there is also a lack of sufficient history for CPC or Agency decisions appealed against at the Administrative Court. In order to determine the probabilities of an adverse outcome, the Group uses internal and external legal counsels.

4.6     Subscriber acquisition costs

          Subscriber acquisition costs primarily include the loss on the equipment sales (revenues and costs disclosed separately) and fees paid to subcontractors that act as agents to acquire new customers. The Group's agents also spend a portion of their agent fees for marketing the Group's products, while a certain part of the Group's marketing costs could also be considered as part of the subscriber acquisition costs. The up-front fees collected from customers for activation or connection are marginal compared to the incremental acquisition costs. These revenues and costs are recognized when the customer is connected to the Group's fixed or mobile networks. No such costs or revenues are capitalized or deferred. These acquisition costs (losses) are recognized immediately as they are not accurately separable from other marketing costs. Among these, net losses on equipment sales of the Group amounted to HUF 13.9 billion in 2010 (2009: HUF 17.4 billion), while agent fees amounted to HUF 9.2 billion in 2010 (2009: HUF 9.2 billion). The Group's marketing costs amounted to HUF 13.4 billion in 2010 (2009: HUF 16.2 billion).

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.       BUSINESS COMBINATIONS

5.1     Acquisitions in 2010

Modultechnika

          Magyar Telekom signed a share purchase agreement to acquire 100% of Modultechnika Kft. in July 2010. The purchase price paid in cash in 2010 was HUF 1,421 million. A maximum additional HUF 143 million is payable in the period until 2015, depending on potential third party and certain authority claims. The fair value of this amount was recognized as a liability. Modultechnika is a cable TV service provider in Hungary with approximately 13,000 customers and annual revenues of HUF 500 million. The transaction was closed on July 22, 2010, since when Modultechnika has been a consolidated subsidiary of the Group, included in the CBU operating segment.

          The carrying values as well as the provisional fair values of assets and liabilities acquired through this business combination as well as the consideration transferred are disclosed in the table below.

	Provisional fair values	Carrying values
	(in HUF millions)
Purchase price of ownership acquired	1,421
Additional estimated purchase price	143

Consideration transferred	1,564
Net assets acquired	861

Goodwill	703
Net assets acquired:
Cash and cash equivalents	6	6
Trade receivables	26	26
Inventories	9	9
Other receivables	6	6
Income tax receivable	2	2
Property, plant and equipment	197	178
Intangible assets	799	—
Trade and other payables	(102)	(102)
Net deferred tax liability	(82)	—

	861	125

          The initial purchase price was paid in cash in 2010, while the additional purchase price is expected to be paid in the period until 2015.

          The customer contract value recognized as an intangible asset only represents the customers and services rendered to them existing on the acquisition date, while the majority of the goodwill represents the value of, and the future expected revenues from, customers to be acquired from the acquisition date and the planned extension of services.

          In Hungarian GAAP, there is also no goodwill amortization, but in case of impairment, the total amount of goodwill (HUF 1,477 million) recognized is tax deductible according to the corporate tax law prevailing in 2010.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.       BUSINESS COMBINATIONS (Continued)

5.2     Acquisitions in 2009

ISH

          The only significant acquisition in 2009 was the ISH transaction. In May 2009, Magyar Telekom signed a share purchase agreement to acquire a 100% equity stake in International System House Kft (ISH). The agreed enterprise value was HUF 2.9 billion, to which the value of the net cash was added at the closing of the transaction. Depending on 2009 and 2010 financial performance, further earn-out payments could also be made. ISH specializes in developing, installing and operating integrated healthcare IT services. With market leadership in its segment, ISH achieved nearly HUF 2.9 billion of revenues in 2008 and EBITDA of HUF 1 billion. The transaction was closed on November 30, 2009, since when ISH has been a consolidated subsidiary of the Group, included in the BBU operating segment.

          The purchase price allocation was not completed by the issuance of the 2009 financial statements, but was completed later in 2010, The table below includes the provisional and the final fair values of assets and liabilities acquired at the time acquisition.

	Provisional fair values	Final fair values
	(in HUF millions)
Initial purchase price	3,101	3,101
Additional estimated purchase price	12	185
Additional costs directly attributable to the business combination	45	45

Consideration transferred	3,158	3,331
Net assets acquired	2,831	2,454

Goodwill	327	877
Net assets acquired:
Cash and cash equivalents	345	495
Trade and other receivables	1,285	1,008
Income tax receivable	124	67
Inventories	67	58
Property, plant and equipment	31	45
Intangible assets	935	844
Other non current financial assets	929	946
Other financial liabilities	(198)	(215)
Trade and other payables	(468)	(639)
Net deferred tax liability	(219)	(155)

	2,831	2,454

          The initial purchase price and a part of the additional costs in a total amount of HUF 3,131 million was paid in cash in 2009, while HUF 74 million was paid in 2010.

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

5.3     Pro forma information on business combinations

          The following pro forma information shows the most important financial data of the Group, including the subsidiaries and businesses acquired as if they had been consolidated from the beginning of 2010, and also how much the business combinations contributed to the reported figures since the acquisition date in the year of acquisition.

	2009	2010
	(in HUF millions)
Revenues
Reported	643,989	609,579
Pro forma—if consolidated from beginning of year	647,652	609,825
Current year contribution since date of business combination in the year of acquisition	1,185	192
Profit for the year
Reported	93,253	77,371
Pro forma—if consolidated from beginning of year	93,724	77,363
Current year contribution since date of business combination in the year of acquisition	110	(42)

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

	At December 31,
	2009	2010
	(in HUF millions)
Cash on hand	175	157
Cash in bank (demand deposits)	7,396	9,490
Bank deposits with original maturities less than 3 months	26,699	6,194

	34,270	15,841

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6.       CASH AND CASH EQUIVALENTS (Continued)

Cash and cash equivalents by country of location

	At December 31,
	2009	2010
	(in HUF millions)
Hungary	12,302	7,945
Macedonia	20,313	6,598
Montenegro	986	893
Other countries	669	405

Group	34,270	15,841

7.       TRADE AND OTHER RECEIVABLES

7.1     Trade and other receivables—carrying amounts

		At December 31,
		2009	2010
		(in HUF millions)
Trade receivables from third parties		95,032	99,741
Trade receivables from Deutsche Telekom Group companies		5,492	6,991
Trade receivables from associates and joint ventures		—	—

Total trade receivables	(a)	100,524	106,732
Prepayments and advance payments		4,998	4,748
Advance dividend paid to Non-controlling interests	(b)	3,166	—
Other taxes receivable		358	2,056
Other		1,307	1,089

Total other receivables		9,829	7,893

		110,353	114,625

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.       TRADE AND OTHER RECEIVABLES (Continued)

(a)    Age profile of Trade receivables

          The following tables show the age profile of the Group's trade receivables by country of operation by days outstanding (past due). The carrying amounts of past due receivables are shown net of impairment losses charged as of the financial statement dates.

			of which past due by
	Carrying amount as of December 31, 2010	Of which not past due
			Less than 30 days	30–60 days	61–90 days	91–180 days	181–360 days	Over 360 days
	(in HUF millions)
Hungary	88,099	69,033	9,529	3,091	1,284	2,612	1,167	1,383
Macedonia	12,852	8,823	2,017	872	380	357	244	159
Montenegro	4,792	2,967	905	320	127	205	201	67
Other countries	989	613	95	54	40	26	101	60

Total	106,732	81,436	12,546	4,337	1,831	3,200	1,713	1,669

			of which past due by
	Carrying amount as of December 31, 2009	Of which not past due
			Less than 30 days	30–60 days	61–90 days	91–180 days	181–360 days	Over 360 days
	(in HUF millions)
Hungary	82,333	64,461	10,831	2,220	824	1,477	1,438	1,082
Macedonia	12,061	8,699	2,073	496	124	446	162	61
Montenegro	4,763	3,263	644	224	143	255	183	51
Other countries	1,367	1,026	132	60	42	56	27	24

Total	100,524	77,449	13,680	3,000	1,133	2,234	1,810	1,218

          The vast majority of past due trade receivables are partly or fully impaired depending on the period of delay of payments. Only insignificant amounts of past due trade receivables are not impaired based on past experience of payment behavior of certain business customers. As these amounts are not significant, these are not disclosed separately.

          Non past due receivables are not assessed collectively for impairment, but in case of bankruptcy of the customer non past due receivables may have to be partly or fully impaired, the amount of which is not significant, therefore, not disclosed separately. The non past due trade receivables represent approximately 1.6 months of revenue. As disclosed in Note 3.1.2, the annual bad debt expense of the Group is approximately 1.6 percent of the annual revenue, therefore, we can estimate that approximately 1-2 percent of the non past due portion of trade receivables will not be collected, i.e. will have to be impaired in future periods, but are not impaired at the end of the reporting period.

          The Group has no collaterals related to its trade receivables.

(b)    Advance dividend paid to Non-controlling interests

          At December 31, 2009 this item included the advance dividend paid by Crnogorski Telekom to its minority shareholders during 2009, as approved by an Extraordinary General Meeting in 2009. There are

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.       TRADE AND OTHER RECEIVABLES (Continued)

legal uncertainties around the status of an advance dividend paid in Montenegro, therefore, we disclosed these amounts paid as an advance as we would have had the rights to reclaim these payments should the General Meeting of Crnogorski Telekom in 2010 have decided on a lower final dividend or use this payment to offset the final dividend liability approved by the Annual General Meeting of Crnogorski Telekom closing the 2009 financial year in 2010. The Annual General Meeting of Crnogorski Telekom in 2010 approved a higher amount of dividend related to the financial year 2009, and also confirmed the advance dividend payments made in 2009.

7.2     Impairment losses of trade and other receivables

          Impairment losses are recognized for Trade and other receivables from third parties. The table below shows the impairment loss and changes therein for 2009 and 2010.

	At December 31,
	2009	2010
	(in HUF millions)
Impairment loss, beginning of period	26,312	29,665
Charged to expense—net (included in Other operating expenses)	9,072	9,991
Translation difference	404	326
Utilized	(6,123)	(5,496)

Impairment loss, end of period	29,665	34,486

          The carrying amount of financial assets that would otherwise be past due or impaired whose terms have been renegotiated is not material therefore no separate disclosure is provided on those.

          The amount of receivables that are individually determined to be impaired is not material, therefore, these are not disclosed separately.

          The table below includes the impairment losses and the changes therein in 2010 for the countries of operation of the Group.

	At December 31, 2009	Charged to expense	Translation difference	Utilized	At December 31, 2010
	(in HUF millions)
Hungary	16,329	8,733	—	(3,776)	21,286
Macedonia	9,315	663	205	(1,614)	8,569
Montenegro	3,966	518	119	(29)	4,574
Other countries	55	77	2	(77)	57

Group	29,665	9,991	326	(5,496)	34,486

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.       OTHER FINANCIAL ASSETS

          Other financial assets include receivables due within 12 months from the financial statement date (current) and due after 12 months from the financial statement date (non current). These financial assets are exposed to credit risks, for which see more details in Note 3.1.2.

8.1     Other current financial assets

			At December 31,
			2009	2010
			(in HUF millions)
Bank deposits with original maturities over 3 months	(a	)	50,660	47,798
Finance lease receivable	(b	)	3,797	4,298
Loans and receivables from employees	(c	)	419	542
RDC receivable	(d	)	193	199
Derivative financial instruments contracted with related parties	(e	)	662	1,004
Derivative financial instruments contracted with third parties	(f	)	623	301
Loans to Deutsche Telekom Group companies	(g	)	29,587	—
Other			1,670	2,418

			87,611	56,560

(a)
The table below shows the Bank deposits with original maturities over 3 months by country of operation.

	At December 31,
	2009	2010
	(in HUF millions)
Macedonia	38,418	37,686
Montenegro	12,242	10,091
Hungary	—	21

	50,660	47,798

8.2     Other non current financial assets

			At December 31,
			2009	2010
			(in HUF millions)
Finance lease receivable	(b	)	19,734	16,087
Loans and receivables from employees	(c	)	4,492	4,219
RDC receivable	(d	)	646	516
Trade receivables over one year	(h	)	1,487	1,524
Financial assets available for sale	(i	)	276	296
Other			1,047	1,391

			27,682	24,033

(b)
See Note 33.3 for more information on Finance lease receivable.

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

(e)
Derivative financial instruments contracted with related parties include the fair value of open currency forwards and cross-currency interest rate swaps (see more details in Note 3.1.1.1).

(f)
Derivative financial instruments contracted with third parties include the fair value of open currency forwards and cross-currency interest rate swaps (see more details in Note 3.1.1.1).

(g)
Loans to Deutsche Telekom Group companies represent the short-term loans given to DT AG and the related accrued interest receivables. The balance as at December 31, 2009 included two HUF denominated deposits placed with DT AG in December 2009, both maturing in January 2010, and the accumulated interest receivable up to December 31, 2009. These deposits were made to fund the repayments of the loans payable to DT Group falling due in January 2010 (Note 16). The interest rate on the HUF 20,000 million deposit was a fixed 6.6%, while the interest rate on the HUF 9,500 million deposit was a fixed 6.4%. The remaining HUF 87 million was the accrued interest as of December 31, 2009.

(h)
Trade receivables over one year includes receivables from customers paying over 1-2 years in installments for telecommunications equipment sold, as well as installment payments on software and hardware implementation services.

(i)
Financial assets available for sale include insignificant investments in equity securities.

9.       INCOME TAX

9.1     Current income tax receivable and payable

          Current income tax receivable and payable in the Statement of financial position represent the amount of corporate and other income taxes receivable from, and payable to, the tax authorities of the countries in which the Group operates.

9.2     Income tax expense

          The table below shows the tax expenses charged in the 3-year period presented in the Profit for the year.

	For the year ended December 31,
	2008	2009	2010
	(in HUF millions)
Corporate income tax	9,941	5,914	5,158
Other income taxes	9,462	7,929	8,237
Deferred income taxes	8,295	7,115	(6,812)

Total income tax expense	27,698	20,958	6,583

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.       INCOME TAX (Continued)

9.3     Tax rate reconciliation

          The reconciliation between the reported income tax expense and the theoretical amount arising by applying the statutory income tax rates is as follows:

			For the year ended December 31,
			2008	2009	2010
			(in HUF millions)
IFRS profit before income tax			133,291	114,211	83,954

Tax at 19%			—	—	(15,951)
Tax at 16%			(21,327)	(18,274)	—
Impact of different tax rates	(a	)	(1,512)	3,730	6,074
Tax on items not subject to tax	(b	)	2,278	1,807	1,254
Tax on non deductible items	(c	)	(2,134)	(1,251)	(745)
Other income taxes	(d	)	(9,462)	(7,929)	(8,237)
Impact of tax deductibility of other income taxes	(e	)	2,883	2,559	1,565
Withholding tax on dividends	(f	)	(1,111)	(1,128)	(2,370)
(De)/recognized deferred tax on tax losses	(g	)	1,436	—	—
Broadband tax credit accretion	(h	)	1,251	1,476	1,473
Changes in the Macedonian tax regime	(i	)	—	417	(4,172)
Change in the Hungarian corporate tax rate	(j	)	—	(2,365)	14,526

Income tax expense			(27,698)	(20,958)	(6,583)

Effective tax rate			20.8%	18.4%	7.8%

(a)    Impact of different tax rates

          The corporate tax rate in Hungary was 19% in 2010 and 16% in 2009 and 2008. As of September 1, 2006 a so called Solidarity tax was introduced in Hungary, which was an extra 4% tax on a base very similar to the corporate tax base, therefore included in the corporate tax expense, with fewer adjusting items from accounting profit before tax to arrive at the tax base. The Solidarity tax was abolished from January 1, 2010, with a parallel increase of the corporate tax rate from 16% to 19%. The tax rate reconciliation includes 16% for 2008 and 2009 while the difference arising due to the Solidarity tax is included in this line of the reconciliation. Further, in 2010, an amendment was made to the corporate tax law, introducing a lower rate of corporate tax (10%) as of July 1, 2010 for the first HUF 500 million tax base (on an annual basis) of the legal entities, above which the regular rate of 19% applies. The impact of the lower tax rate applicable to the Hungarian legal entities of the Group is also included in this line of the reconciliation.

          This line of the reconciliation also includes the tax impacts of the different tax rates of the foreign countries where the Group is also present through its subsidiaries.

          The Group is also present in foreign countries where the tax rate is generally lower than in Hungary. The tax rate in Macedonia was 10% in 2008, while the tax rate in 2009 and 2010 for undistributed profits was 0%. The corporate tax rate is 9% in Montenegro, 16% in Romania, 10% in Bulgaria, and 25% in the Ukraine in all the reported years. This line of the reconciliation includes the tax impacts of the above differences compared to the 16% (2008 and 2009) and 19% (2010) theoretical tax rates applied to the profit before tax.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.       INCOME TAX (Continued)

(b)    Tax on items not subject to tax

          Items not subject to income tax consist primarily of donation for non-profit organizations and R&D cost deductible from corporate income tax base, as well as the Share of associates' and joint ventures' profits or losses as it is included net of tax in the Profit before income tax. This line of the reconciliation includes the positive tax impact of the above items.

(c)     Tax on non deductible items

          This line of the reconciliation shows the negative tax impact of the non deductible expenses, including primarily the premature receivable write-downs, certain impairment losses and entertainment expenses.

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

(e)     Deductibility of other income taxes from the corporate tax base

          The above described Hungarian other income taxes are deductible expenses for corporate tax purposes. In addition, 100% of the local business tax paid was deductible further from the corporate tax base in 2008 and 2009.

(f)     Withholding tax

          Macedonia and Montenegro levy a 5% withholding tax on dividend distribution to Hungary. In addition, according to the Macedonian tax law changes in 2010, Macedonian companies have to pay "corporate income tax" on their annual profits if they distribute those profits as dividends to foreign companies (or Macedonian individuals) at 10%. We assess that the Macedonian corporate tax in 2010 is in fact a withholding tax that is levied at the dividend distributions from Macedonia to Hungary, which imposes additional tax expenses for the Group related to the 2010 profits of the Macedonian subsidiaries.

          The reconciliation includes the amount of withholding tax accruing on the current year's profits to be distributed from the foreign subsidiaries to the Company. Dividends received by the Hungarian parent companies (from Macedonia and Montenegro as well) are eliminated on consolidation, therefore, the Group's profit before tax excludes these dividends. As these dividends are not subject to corporate tax in Hungary, the reconciliation includes the withholding tax burden on such dividends as a separate line.

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

(i)     Changes in the Macedonian tax regime

          Due to the changes in the Macedonian corporate tax law in 2009 we reversed the year-end 2008 deferred tax assets and liabilities of our Macedonian subsidiaries, and recognized no deferred tax assets or liabilities in 2009. In addition, the further change in the tax law in 2010 resulting in the transformation of the Macedonian corporate tax (10%) to an additional withholding tax. In 2010, we recognized an additional deferred tax liability on the accumulated undistributed profits of our Macedonian subsidiaries expected to be distributed as dividends to Hungary. In the 2010 number of the reconciliation we include the impact of the change of the corporate tax to withholding tax. As the undistributed corporate tax rate in 2009 was 0%, no deferred tax was recognized for the accumulated profit of 2009, while the change in 2010 resulted in a withholding tax to be recognized at 10% (+5%) for 2009. See also subnotes (a) and (f) of this Note.

(j)     Change in tax rate

          The tax law enacted in Hungary in 2009 eliminated the solidarity tax of 4% introduced in 2006 and at the same time increased the corporate income tax rate to 19% as of January 1, 2010. Deferred tax balances were recalculated accordingly, the impact of which was included in this line of the reconciliation for 2009.

          Further, in 2010, an amendment was made to the corporate tax law, introducing a lower rate of corporate tax (10%) as of July 1, 2010 for the first HUF 500 million tax base of the legal entities (HUF 250 million in 2010), above which the regular rate of 19% applies. A further amendment was made to the Hungarian tax law in 2010, which states that the corporate tax rate from January 1, 2013 will be 10%. Deferred tax balances were recalculated accordingly, the impact of which is included in this line of the reconciliation for 2010.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.       INCOME TAX (Continued)

9.4     Deferred taxes

          Magyar Telekom's deferred tax balances are as follows:

	Balance at December 31, 2008	Effect on profit	Other movements	Balance at December 31, 2009	Effect on profit	Other movements	Balance at December 31, 2010
	(in HUF millions)
Deferred tax assets and (liabilities)
Investment tax credits	15,811	547	428	16,786	(751)	(3)	16,032
Net operating loss carry-forward	1,282	507	—	1,789	(794)	—	995
Investments in subsidiaries	(1,425)	99	—	(1,326)	392	—	(934)
Withholding tax	(3,238)	139	—	(3,099)	(3,206)	—	(6,305)
Other financial assets	(181)	529	—	348	(30)	—	318
Impairment of receivables and inventory	958	1,105	—	2,063	780	—	2,843
Property, plant and equipment and intangible assets	(19,078)	(8,080)	(536)	(27,694)	8,137	(116)	(19,673)
Goodwill	(8,289)	(1,563)	—	(9,852)	3,626	—	(6,226)
Trade and other payables	128	(8)	—	120	(62)	—	58
Loans and other borrowings	562	(205)	—	357	(236)	—	121
Deferred revenue	824	(954)	—	(130)	(220)	—	(350)
Provisions for liabilities and charges	3,165	769	—	3,934	(824)	—	3,110

Total net deferred tax asset/(liability)	(9,481)	(7,115)	(108)	(16,704)	6,812	(119)	(10,011)

Of which deferred tax liability after netting	(11,071)			(18,594)			(10,924)
Of which deferred tax asset after netting	1,590			1,890			913
Items included in other movements
Investment tax credit recognized/ (derecognized) against cost of PPE			428			(3)
Currency translation adjustment arising on consolidation			(38)			(68)
Arising on business combinations			(498)			(48)

			(108)			(119)

          The Group consists of a number of legal entities, most of which have deferred tax assets and liabilities. The assets and liabilities are netted by legal entity so that one legal entity has either a deferred tax asset or a liability and the consolidated Statement of financial position includes these items accordingly.

          The Group's net deferred tax liability balance is HUF 10,011 million which includes a high amount of individual deferred tax asset and liability items (see in the above table). Of these items, approximately

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.       INCOME TAX (Continued)

HUF 5,984 million net deferred tax is expected to reverse in 2011 (deferred tax asset of HUF 6,360 million and deferred tax liability of HUF 376 million). The above items exclude deferred tax items expected to arise in 2011.

          Deferred tax arising on investment tax credits are recognized against the cost of the related investment.

          Temporary differences associated with investments in subsidiaries for which deferred tax liabilities or assets have not been recognized amounted to a net liability of HUF 10,484 million at December 31, 2010 (2009: net liability of HUF 8,716 million).

          If the Group's Macedonian and Montenegrin subsidiaries distribute their distributable reserves in the form of a dividend, the amounts paid to Hungary are subject to withholding tax. We recognize a deferred tax liability for the total amount of reserves distributable to the Company, considering our share of ownership.

          Deferred tax assets are recognized for tax loss carry forwards only to the extent that realization of the related tax benefit is probable. There is no tax loss expiring in 2011 for which a deferred tax asset has been recognized. As of December 31, 2010, the balance of recognized tax losses is HUF 9,944 million of which no tax loss is subject to statutory limitations (2009: HUF 10,702 million of which HUF 9,475 million was not subject to statutory limitations). The Group recognized deferred tax asset for the total amount of the tax losses as at December 31, 2010. In 2009 for tax losses in an amount of HUF 1,285 million no deferred tax asset was recognized.

9.5     Investment tax credits

          In order to increase broadband internet penetration in Hungary, companies investing over HUF 100 million in a year in broadband assets (e.g. DSL lines, UMTS assets) from 2003 can apply for a corporate tax reduction. The potential reduction of the corporate tax charge is defined as a percentage of the companies' capital investment in broadband assets. As these investment tax credits are of a government grant nature, Magyar Telekom recognized the deferred tax asset against the cost of the related investment. If the tax credits are not utilized in the year when earned, the amount of tax credits carried forward can be utilized at a higher amount as outstanding amounts can be accreted. This accretion is recognized as an increase in the investment tax credit against a reduction in the deferred tax expense.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.       INCOME TAX (Continued)

          The following table shows the details of the tax credits in HUF millions:

Earned in year	Amount of qualifying broadband investment	Amount of tax credit earned	Accretion recognized in tax expense to date	Tax credit utilized	Tax credit carried forward at December 31, 2010
2003	6,194	2,592	1,132	(3,724)	—
2004	6,876	2,985	1,771	(3,792)	964
2005	13,925	5,598	1,800	(2,082)	5,316
2006	15,132	4,406	1,566	(473)	5,499
2007	11,167	2,989	811	(88)	3,712
2008	2,206	461	80	—	541

Total	55,500	19,031	7,160	(10,159)	16,032

Expires in year 2015	6,280
2016	5,499
2017	3,712
2018	541

16,032

          In order to utilize the tax credits and certain tax deductibility opportunities earned by the Group's entities, they have to comply with strict requirements as set out in the relevant tax regulations. The most important requirement is that the relevant assets have to be operated for at least 5 years. Management believes that the Group has complied and will be able to comply with the requirements to recognize these as deferred tax assets.

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

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.     INVENTORIES

	At December 31,
	2009	2010
	(in HUF millions)
Inventory for resale	7,619	6,901
Other inventory and advances	2,492	2,880

Subtotal	10,111	9,781
Less allowances for obsolete inventory	(323)	(189)

	9,788	9,592

11.     NON CURRENT ASSETS HELD FOR SALE

          Non current assets held for sale include primarily land and buildings identified for sale, which is expected within 12 months, as a result of the continuing improvement of utilization of properties and headcount reductions. In addition, the December 31, 2009 balance also included the non current assets of Orbitel, the Group's consolidated subsidiary, for which the Company signed a sale-purchase agreement in November 2009. The sale transaction was closed in January 2010.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.     PROPERTY, PLANT AND EQUIPMENT

	Land and related rights	Buildings	Telecom equipment	Other equipment	Total
	(in HUF millions)
At January 1, 2009
Cost	7,276	133,605	1,109,442	102,775	1,353,098
Accumulated depreciation	(1,908)	(32,006)	(695,755)	(77,965)	(807,634)

Carrying amount	5,368	101,599	413,687	24,810	545,464

Of which held for sale					(1,775)

					543,689

Carrying amount—January 1, 2009	5,368	101,599	413,687	24,810	545,464
Exchange differences	29	472	1,760	119	2,380
Additions due to business combinations	—	—	965	43	1,008
Additions due to and revisions of asset retirement obligations	—	468	(235)	—	233
Investments	—	1,533	74,165	6,088	81,786
Disposals	(9)	(152)	(66)	(421)	(648)
Depreciation charge	(109)	(4,002)	(64,661)	(7,916)	(76,688)
Reclassifications	288	(288)	—	—	—

Carrying amount—December 31, 2009	5,567	99,630	425,615	22,723	553,535

At December 31, 2009
Cost	7,333	135,732	1,171,086	102,550	1,416,701
Accumulated depreciation	(1,766)	(36,102)	(745,471)	(79,827)	(863,166)

Carrying amount	5,567	99,630	425,615	22,723	553,535

Of which held for sale					(2,790)

					550,745

Carrying amount—January 1, 2010	5,567	99,630	425,615	22,723	553,535
Exchange differences	35	445	1,727	184	2,391
Additions due to business combinations	—	11	188	9	208
Additions due to and revisions of asset retirement obligations	—	616	(4)	—	612
Investments	1	2,117	62,674	7,697	72,489
Disposals	(21)	(77)	(168)	(246)	(512)
Decrease due to sale of subsidiary	—	—	(487)	(59)	(546)
Depreciation charge	(115)	(4,080)	(64,344)	(7,734)	(76,273)
Reclassifications	643	(643)	—	—	—

Carrying amount—December 31, 2010	6,110	98,019	425,201	22,574	551,904

At December 31, 2010
Cost	7,979	137,403	1,204,746	102,834	1,452,962
Accumulated depreciation	(1,869)	(39,384)	(779,545)	(80,260)	(901,058)

Carrying amount	6,110	98,019	425,201	22,574	551,904

Of which held for sale					(2,152)

					549,752

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.     PROPERTY, PLANT AND EQUIPMENT (Continued)

          The closing balance of Property, plant and equipment (PPE) includes assets in the course of construction in an amount of HUF 42,670 million as at December 31, 2010 (2009: HUF 30,664 million). In the table above the assets in course of construction are shown in the categories where the capitalization is expected.

          Additions due to business combinations include the fair value of the assets acquired by Magyar Telekom through business combinations in the reported years. Differences between the preliminary and the final purchase price allocation are also included in this line.

          Additions due to and revisions of asset retirement obligations represent the amounts recognized as part of the carrying amounts of the constructed assets against a provision for asset retirement obligation in the reported year (see also Note 19.4).

          Investments represent the regular investing activity in PPE assets. These additions are shown net of the investment tax credit related to broadband investments. For more details, see Note 9.4.

          No impairment was identified in 2010 and 2009.

          The reclassifications between asset categories or their impact on depreciation expense was not material.

          Included in buildings are assets sold and leased back under finance lease conditions. At December 31, 2010 the gross book value of the leased back assets is HUF 1,706 million (2009: HUF 2,706 million) and the net book value is HUF 668 million (2009: HUF 1,172 million).

          Included mainly in buildings and telecom equipment are assets leased under finance lease conditions (other than sale and lease back). At December 31, 2010 the gross book value of the finance leased assets is HUF 1,642 million (2009: HUF 2,150) and the net book value is HUF 780 million (2009: HUF 1,237 million).

          Included in telecommunications equipment at December 31, 2010 are assets leased under operating lease contracts to customers with a gross book value of HUF 1,120 million (2009: HUF 1,698 million) and net book value of HUF 78 million (2009: HUF 155 million). The future minimum lease payments receivable under these contracts are disclosed in Note 33.4.

          HUF 1,448 million of PPE has restricted titles as at December 31, 2010 (2009: HUF 2,409 million), which are included in our assets as finance leases.

          The reviews of the useful lives of property, plant and equipment during 2010 affected the lives of a large number of assets including primarily IT hardware, antennas, antenna towers and vehicles. The revisions primarily resulted in the extension of the useful lives as a result of later expected replacement of the affected assets than originally estimated. The revision results in the following change in the original trend of depreciation in the current and future years .

	2010	2011	2012	2013	After 2013
	(in HUF millions)
(Decrease)/increase in depreciation expense	(846)	(2,277)	455	737	1,931

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.     PROPERTY, PLANT AND EQUIPMENT (Continued)

          The useful lives assigned to different types of property, plant and equipment are as follows:

Years
Buildings	5–50
Duct, cable and other outside plant	3–38
Other telecommunications equipment	2–25
Other equipment	2–12

13.     INTANGIBLE ASSETS

	Goodwill	Software	Concessions and licenses	Other	Total
	(in HUF millions)
At January 1, 2009
Cost	244,477	155,513	50,096	22,663	472,749
Accumulated amortization	—	(110,570)	(13,732)	(13,068)	(137,370)

Carrying amount	244,477	44,943	36,364	9,595	335,379

Carrying amount—January 1, 2009	244,477	44,943	36,364	9,595	335,379
Exchange differences	173	328	147	19	667
Additions due to business combinations	2,459	410	—	2,491	5,360
Investments	—	17,355	1,421	1,304	20,080
Disposals	—	(124)	(22)	(14)	(160)
Impairment	(969)	—	—	—	(969)
Amortization charge	—	(16,302)	(4,065)	(3,896)	(24,263)

Carrying amount—December 31, 2009	246,140	46,610	33,845	9,499	336,094

At December 31, 2009
Cost	247,109	164,668	52,134	25,906	489,817
Accumulated amortization	—	(118,058)	(18,289)	(16,407)	(152,754)
Accumulated goodwill impairment	(969)	—	—	—	(969)

Carrying amount	246,140	46,610	33,845	9,499	336,094

Of which held for sale					(479)

					335,615

Carrying amount—January 1, 2010	246,140	46,610	33,845	9,499	336,094
Exchange differences	200	214	154	107	675
Additions due to business combinations	1,227	—	—	763	1,990
Investments	—	18,760	117	396	19,273
Disposals	—	(23)	—	(10)	(33)
Decrease due to sale of subsidiary	(74)	—	(333)	—	(407)
Impairment	—	—	—	—	—
Amortization charge	—	(18,064)	(4,301)	(2,234)	(24,599)
Reclassifications	—	—	(838)	838	—

Carrying amount—December 31, 2010	247,493	47,497	28,644	9,359	332,993

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.     INTANGIBLE ASSETS (Continued)

	Goodwill	Software	Concessions and licenses	Other	Total
	(in HUF millions)
At December 31, 2010
Cost	247,493	182,250	50,357	27,520	507,620
Accumulated amortization	—	(134,753)	(21,713)	(18,161)	(174,627)
Accumulated goodwill impairment	—	—	—	—	—

Carrying amount	247,493	47,497	28,644	9,359	332,993

Of which held for sale					—

					332,993

          Additions due to business combinations include the fair value of assets acquired by Magyar Telekom through business combinations in the reported years and the goodwill arising on these business combinations. Differences between the preliminary and the final purchase price allocation are also included in this line.

          Investments represent the regular investing activity in intangible assets.

          The amortization expense as well as the impairment losses of intangible assets including also goodwill is accounted for in the depreciation and amortization line of the Statement of comprehensive income.

          Other than goodwill, the Group has no intangible assets with indefinite useful life. Intangible assets other than goodwill are amortized over their respective economic useful lives, as indicated below.

Years
Software	2–8
Concessions and licenses	3–25
Other intangible assets	3–10

          The reviews of the useful lives of intangible assets during 2010 did not have a material impact.

          The most significant intangible assets of the Group are the goodwill arising on business combinations. For the goodwill impairment tests, the total amount of goodwill was allocated to the operating segments (or CGUs) of the Group as follows.

	As at December 31,
	2009	2010
	(in HUF millions)
CBU	139,743	140,474
BBU	45,220	45,770
Macedonia	51,343	51,379
Montenegro	5,612	5,776
Other	4,222	4,094

Total goodwill	246,140	247,493

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.     INTANGIBLE ASSETS (Continued)

          The Group regularly carries out an impairment test on goodwill in the last quarter of the financial years. During the annual impairment test conducted in the last quarter of 2010 no goodwill impairment was established for any goodwill of the Group.

          In 2009 Magyar Telekom decided to sell its 100% stake in Orbitel, as a result of which we carried out an interim impairment test on the Orbitel goodwill (included in the "Other" line in the table above). The offered purchase price was known at the time of the interim impairment test, which was lower than the carrying amount of Orbitel's net assets, which resulted in a partial impairment of goodwill in an amount of HUF 969 million during 2009. During the annual impairment test conducted in the last quarter of 2009 no additional goodwill impairment was established for any goodwill of the Group.

          In 2008 we established that the carrying amount of goodwill did not suffer impairment.

          Besides goodwill, the most significant individual intangible assets are listed in the table below.

	As at December 31,
	2009	2010
	(in HUF millions)
Hungarian GSM license	13,028	10,747
Hungarian UMTS license	11,890	10,699
Macedonian UMTS license	2,576	2,342
Other	6,351	4,856

Total concessions and licenses	33,845	28,644

          The Group has no intangible assets with restricted title or pledged as security as at December 31, 2010 or December 31, 2009.

14.     INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	For the year ended December 31,
	2009	2010
	(in HUF millions)
Opening balance	4,136	186
Dividends	(102)	(81)
Share of associates' and joint ventures' profits/(losses)	(109)	(27)
Liquidation of Netrekész Kft.	—	(1)
Disposal of ITMH	(382)	—
Disposal of M-RTL	(3,357)	—

Closing balance	186	77

          The owners of Hunsat decided on the voluntary liquidation of the company, which discontinued its commercial operations in 2010. The following table shows the total assets and liabilities as at December 31, 2009 and 2010, and revenues and profit for the year ended December 31, 2009 and 2010 of Hunsat, the

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.     INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Continued)

single remaining joint venture of the Group, representing the majority of the balance of the Group's associates and joint ventures.

	Hunsat 2009	Hunsat 2010
	(in HUF millions)
Current assets	1,017	127
Non current assets	2	1
Current liabilities	(728)	(20)
Non current liabilities	—	—
Revenues	3,448	59
Profit for the year	190	(15)

          There are no material contingent liabilities of our associates and joint ventures as of December 31, 2009 or 2010. Neither does the Group have any contingent liabilities or commitments to our associates or joint ventures as at the end of the reporting periods.

15.     OTHER NON CURRENT ASSETS

          Other non current assets mainly include long-term prepaid employee benefits.

16.     FINANCIAL LIABILITIES TO RELATED PARTIES

          Financial liabilities to related parties include HUF and EUR denominated loans taken from DT Group. In addition, for the whole nominal amount and interest payment of loans denominated in EUR granted by DTIF we have cross-currency interest rate swap agreements in place so that Magyar Telekom's exposure in fact remains in HUF. The loans and the related swap agreements are accounted for and disclosed on a gross basis. These loans are primarily taken for significant acquisitions and dividend payments. Some of these loans, when expiring, are also refinanced by DTIF, depending on the actual cash position of the Group.

          The tables below show the details of the financial liabilities towards Deutsche Telekom Group members as at December 31, 2010 and 2009.

December 31, 2010	Carrying amount	Currency	Interest rate	Fixed/ floating	Repayable
	(in HUF millions)		(%)
	9,579	HUF	5.72	floating	Jan 2011
	25,323	HUF	6.02	floating	Apr 2011
	35,324	HUF	7.21	fixed	Jul 2011

Due within 1 year	70,226
Derivatives	1,982

Total current	72,208

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.     FINANCIAL LIABILITIES TO RELATED PARTIES (Continued)

December 31, 2010	Carrying amount	Currency	Interest rate	Fixed/ floating	Repayable
	(in HUF millions)		(%)
	9,579	HUF	5.72	floating	Jan 2012
	40,225	HUF	6.39	floating	May 2012
	9,579	HUF	5.72	floating	Jan 2013
	25,327	HUF	7.26	fixed	Oct 2013
	21,896	EUR	3.76	fixed	Jun 2014
	46,046	EUR	4.46	fixed	Jan 2015
	53,034	HUF	8.30	fixed	May 2015
	28,478	HUF	6.23	fixed	Dec 2016

Total non current	234,164

December 31, 2009	Carrying amount	Currency	Interest rate	Fixed/ floating	Repayable
	(in HUF millions)		(%)
	20,313	EUR	1.35	floating	Jan 2010
	9,486	HUF	8.86	floating	Jan 2010
	10,016	HUF	8.17	fixed	Jul 2010
	20,033	HUF	8.18	fixed	Jul 2010

Due within 1 year	59,848
Accrued interest	7,675
Derivatives	3,050

Total current	70,573

	9,486	HUF	8.86	floating	Jan 2011
	25,000	HUF	7.73	floating	Apr 2011
	34,232	HUF	7.75	fixed	Jul 2011
	9,486	HUF	8.86	floating	Jan 2012
	40,000	HUF	7.22	floating	May 2012
	9,486	HUF	7.07	floating	Jan 2013
	25,000	HUF	7.26	fixed	Oct 2013
	20,871	EUR	4.45	fixed	Jun 2014
	42,912	EUR	4.08	fixed	Jan 2015
	50,525	HUF	8.30	fixed	May 2015

Total non current	266,998

          Accrued interest as at December 31, 2009 included the nominal interest earned that is paid quarterly, semi-annually or annually, consequently, the carrying amounts of the loans did not include the accrued interest. In 2010, the accrued interest is included in the carrying amounts of the loan payable, rather than as a separate line in the table above.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.     FINANCIAL LIABILITIES TO RELATED PARTIES (Continued)

          The table below shows the carrying amounts and fair values of the related party loans.

	At December 31,
	2009		2010
	Book value	Fair value	Book value	Fair value
	(in HUF millions)
HUF denominated loans
At fixed rate	160,677	169,877	142,163	143,880
At floating rate	102,944	102,945	94,285	94,285

	263,621	272,822	236,448	238,165
EUR denominated loans
At fixed rate	42,912	47,157	67,942	72,928
At floating rate	20,313	20,313	—	—

	63,225	67,470	67,942	72,928
Accrued interest	7,675	7,675	—	—
Swaps	3,050	3,050	1,982	1,982

Total related party financial liabilities	337,571	351,017	306,372	313,075

          The weighted average interest rate on related party loans was 6.30% in 2010 (6.75% in 2009). The fixed interest rate loans are exposed to fair value risk as it can be seen in the table above. Any decrease of market interest rates will result in an increase of the fair value of the fixed interest rate liabilities.

          Derivatives contracted with related parties include cross-currency interest rate swaps and FX forwards concluded with DT AG to change the Group's exposure to HUF in case of the EUR denominated loans and to cover FX needs of expected future foreign currency outflows.

          There were no defaults and breaches in connection with the financial liabilities to related parties.

17.     OTHER FINANCIAL LIABILITIES

			At December 31,
			2009	2010
			(in HUF millions)
Bank loans	(a	)	32,810	43,924
Finance lease payable (Note 33.1)			763	605
Accrued interest			1,139	60
Third party derivatives	(b	)	179	869
Other			1,441	1,189

Total other financial liabilities—current			36,332	46,647

Bank loans	(a	)	23,316	6,199
Finance lease payable (Note 33.1)			2,660	2,254
Other			245	375

Total other financial liabilities—non current			26,221	8,828

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17.     OTHER FINANCIAL LIABILITIES (Continued)

          Accrued interest as at December 31, 2009 included the nominal interest earned that is paid quarterly, semi-annually or annually, consequently, the carrying amounts of the loans did not include the accrued interest. In 2010, the vast majority of the accrued interest is included in the carrying amounts of the loan payable, rather than as a separate line in the table above.

(a)    Bank loans

	As at December 31,
	2009	2010
	(in HUF millions)
Due within 1 year	32,810	43,924
Due in 1-2 years	17,316	2,788
Due in 2-3 years	6,000	3,411
Due after 3 years	—	—

Total bank loans	56,126	50,123

          Loans totaling HUF 15,761 million at December 31, 2010 are revolving loans (2009: HUF 9,997 million) which can be prepaid at any time and may be drawn down in one to six month rolling periods.

          The weighted average interest rate on bank loans was 5.74% in 2010 (7.92% in 2009).

          The following table compares the carrying values and the fair values of the Group's bank loans.

	At December 31,
	2009		2010
	Book value	Fair value	Book value	Fair value
	(in HUF millions)
HUF denominated bank loans
At fixed rate	11,000	12,090	11,850	12,150
At floating rate	38,215	38,215	27,135	27,135

	49,215	50,305	38,985	39,285
EUR denominated bank loans
At fixed rate	5,164	5,316	8,128	8,198
At floating rate	1,747	1,747	3,010	3,010

	6,911	7,063	11,138	11,208

Total bank loans	56,126	57,368	50,123	50,493

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

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17.     OTHER FINANCIAL LIABILITIES (Continued)

(b)    Third party derivatives

          Third party derivatives included FX forward and cross currency interest rate swaps.

(c)     Credit facilities

          At December 31, 2010, Magyar Telekom had un-drawn committed credit facilities of HUF 54,603 million (2009: HUF 50,479 million). These credit facilities, should they be drawn down, are subject to an interest rate of EURIBOR, BUBOR and commercial floating bank prime rates plus a margin depending on the currency and institution providing the facilities.

18.     TRADE PAYABLES

	At December 31,
	2009	2010
	(in HUF millions)
Payable to DT Group companies	5,169	7,103
Payable to associates and joint ventures	7	7
Other trade payables	80,698	81,503

	85,874	88,613

19.    PROVISIONS

	Severance	MTIP	Employee- related Subtotal	Legal cases	ARO	Other	Total
	(in HUF millions)
January 1, 2009	9,764	236	10,000	6,913	4,656	4,322	25,891
Amounts utilized	(7,832)	(277)	(8,109)	(1,887)	(63)	(2,519)	(12,578)
Amounts reversed	(1,532)	—	(1,532)	(1,298)	(26)	—	(2,856)
Exchange rate difference	43	—	43	189	—	11	243
Accretion	—	—	—	—	184	—	184
Additions	8,304	397	8,701	1,733	259	836	11,529

December 31, 2009	8,747	356	9,103	5,650	5,010	2,650	22,413

Of which current	8,295	—	8,295	3,471	175	751	12,692
Of which non current	452	356	808	2,179	4,835	1,899	9,721
December 31, 2009	8,747	356	9,103	5,650	5,010	2,650	22,413
Amounts utilized	(5,427)	(411)	(5,838)	(551)	(110)	(1,314)	(7,813)
Amounts reversed	(1,005)	—	(1,005)	(1,574)	(8)	(347)	(2,934)
Exchange rate difference	3	1	4	103	—	5	112
Accretion	—	—	—	477	174	53	704
Additions	3,892	127	4,019	2,196	620	703	7,538

December 31, 2010	6,210	73	6,283	6,301	5,686	1,750	20,020

Of which current	4,982	—	4,982	2,136	136	468	7,722
Of which non current	1,228	73	1,301	4,165	5,550	1,282	12,298

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19.    PROVISIONS (Continued)

          Magyar Telekom does not expect any reimbursement with regards to the provisions recognized, therefore, no related assets have been recognized in the financial statements.

19.1   Severance

          The majority of the provision for severance as at December 31, 2010 relates to the stand-by-pool and the employee terminations in 2011 in relation to the further efficiency improvement in Magyar Telekom Plc. The stand-by-pool of employees include people whose legal status is an employee, however, these people do not provide services to the Company any more, but the Company provides a reduced amount of compensation and pays social security expenses for them for maximum 4 years. This is a way of severance that is not paid in one lump sum but in maximum 48 installments following the discontinuation of services. The majority of the provision for severance as at December 31, 2009 related to the stand-by-pool and the employee terminations in 2010 in relation to the further organizational changes in Magyar Telekom Plc.

          552 employees were dismissed in 2010 (2009: 961) at Group level, related to which severance payments were made. The balance of provision as at December 31, 2010 relates to 669 employees and former employees in the stand-by-pool (2009: 569) working in various functions of the Group.

          The total payments made in relation to employee termination in 2010 amounted to HUF 8,505 million, of which HUF 5,427 million was charged against the provision as at December 31, 2009, while the rest was recognized as employee related expense in 2010.

          The total payments made in relation to employee termination in 2009 amounted to HUF 8,700 million, of which HUF 7,832 million was charged against the provision as at December 31, 2008, while the rest was recognized as employee related expense in 2009. The relatively high amounts of the reversal of provision in 2009 and 2010 are the result of the different actual mix of employees severed compared to the originally estimated mix (length of service years, choice of immediate leave versus stand-by pool, etc.).

19.2   Legal cases

          Provisions for legal cases mainly include amounts expected to be paid to regulatory and competition authorities as well as to ex-employees and trading partners as a result of legal disputes. There are numerous legal cases for which provisions were recognized, none of which are individually material, therefore not disclosed. For certain legal cases information required under IAS 37 is not disclosed, if we have concluded that the disclosure can be expected to seriously prejudice the outcome of the proceedings.

19.3   MTIP

          For more details on the Mid-term Incentive Plan see Note 24.1.

19.4   Asset retirement obligations (ARO)

          Asset retirement obligations primarily exist in case of the telecommunications structures constructed on third parties' properties. The Group carries out a revision of the necessary provisions every year.

          In 2010, the primary reasons for changes in estimates were the changes in cashflow estimates of the remediation of rented spaces for offices and shops as well as the increased real discount rates (difference

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19.    PROVISIONS (Continued)

between the expected future inflation and risk free interest rates). In 2009, the primary reason for changes in estimates was the increased real discount rates.

19.5   Other provisions

          Other provisions include guarantee obligations and further other individually small items.

20.     OTHER CURRENT LIABILITIES

	At December 31,
	2009	2010
	(in HUF millions)
Deferred revenue and advances received	12,131	11,273
Other taxes and social security	8,838	10,833
Salaries and wages	8,652	6,458
Dividend payable to Non-controlling interests	303	319
Other liabilities	2,304	2,083

	32,228	30,966

21.     OTHER NON CURRENT LIABILITIES

          Other non current liabilities primarily include deferred revenues related to long term projects and customer loyalty programs.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22.     REVENUE

	For the year ended December 31,
	2008	2009	2010
	(in HUF millions)
Fixed line revenues
Voice retail	151,033	128,133	106,623
Voice wholesale	21,494	21,322	21,317
Internet	59,823	55,089	53,755
Data	28,839	30,762	27,710
TV	18,830	23,753	28,549
Equipment	7,058	4,745	4,091
Other fixed line revenues	12,818	10,276	7,588

Total Fixed line revenue	299,895	274,080	249,633
Mobile revenues
Voice retail	196,983	192,704	185,967
Voice wholesale	46,241	41,563	36,815
Voice visitor	5,995	4,959	4,217
Non voice	50,936	56,188	57,789
Equipment	21,169	21,320	22,691
Other mobile revenues	10,441	9,262	7,694

Total Mobile revenue	331,765	325,996	315,173
System integration and IT revenue	41,396	43,913	44,773

Total revenue	673,056	643,989	609,579

          None of the Group's customers represent a significant source of revenue. Revenues from transactions with a single external customer (or group of entities that—knowingly to us—are under common control of a third party or government) do not exceed 10 per cent of the Group's revenues.

23.     EXPENSES DIRECTLY RELATED TO REVENUES

	For the year ended December 31,
	2008	2009	2010
	(in HUF millions)
Voice, data and internet related payments	79,076	71,583	65,247
Material cost of equipment sold	45,061	44,011	41,037
Payments to agents and other subcontractors	43,421	44,982	51,143

	167,558	160,576	157,427

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.    EMPLOYEE RELATED EXPENSES

	For the year ended December 31,
	2008	2009	2010
	(in HUF millions)
Short term benefits	96,407	100,425	93,992
Share based payments (MTIP—Note 24.1)	356	397	127
Share based payments (ex-CEO—Note 24.2)	—	—	(49)
Share based payments (Share bonus to employees—Note 24.3)	—	—	580
Termination benefits (Note 19.1)	8,510	7,640	5,965

Total before capitalization	105,273	108,462	100,615
Expenses capitalized	(4,953)	(6,544)	(6,731)

	100,320	101,918	93,884

Total costs expensed in relation to defined contribution plans (including social security)	23,376	23,690	20,361
Closing number of employees	10,438	10,828	10,258

24.1   Mid-term incentive plan (MTIP)

          In 2004 Magyar Telekom launched a Mid Term Incentive Plan (MTIP) for its top and senior management, whereby the targets to be achieved are based on the performance of the Magyar Telekom share. The MTIP is a cash settled long term incentive instrument which was planned to cover five years, with a new package being launched in each year, and with each tranche lasting for three years. In 2009 and 2010, Magyar Telekom decided to prolong the original program by one additional year respectively, with the same concept. At the beginning of the plan each participant has an offered bonus. This bonus will be paid out at the end of the plan, depending on the achievement of the two fixed targets, an absolute Magyar Telekom share specific and a relative Index target. Depending on the achievement of the targets, 0%, 50% or 100% of the bonus is paid if neither, one or both of the targets are met, respectively.

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

Tranche	Vesting period	MT Share price at the beginning of the vesting period	Fulfillment
1	January 1, 2004—December 31, 2006	755	Only absolute target met
2	January 1, 2005—December 31, 2007	843	Neither targets met
3	January 1, 2006—December 31, 2008	949	Only relative target met
4	January 1, 2007—December 31, 2009	1,013	Only relative target met
5	January 1, 2008—December 31, 2010	912	Only relative target met
6	January 1, 2009—December 31, 2011	561	—
7	January 1, 2010—December 31, 2012	725	—

          The provision for the payments in relation to the MTIP program and the movements thereof are disclosed in Note 19.

24.2   The former CEO's share option plan

          The former CEO of Magyar Telekom was granted share options in the past, out of which the options granted in 2000 remained unexercised until 2010, when they lapsed. The lapse of these share options resulted in the release of the total balance of the Reserve for equity settled share based transactions.

24.3   Shares allocated to employees

          The Board of Directors of Magyar Telekom approved a share allocation program under which Magyar Telekom shares were awarded to the Company's best performing employees in December 2010. In total, 1,112,679 treasury shares were granted to employees for free. The amount recognized as an expense includes the grant date fair value of the shares. The program awarded the participants based on their past performance without any further service commitments made by either the employees or the employer. Consequently, the total cost of the share based compensation program was recognized in 2010.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.     OTHER OPERATING EXPENSES

			For the year ended December 31,
			2008	2009	2010
			(in HUF millions)
Materials, maintenance and service fees			72,858	71,650	63,373
Hungarian telecommunications and other crisis taxes	(a	)	—	—	26,970
Marketing			22,065	16,180	13,437
Rental and operating lease			9,947	11,153	12,981
Fees and levies			16,000	14,712	12,276
Bad debt expense			4,353	9,072	9,991
Consulting, audit and other expert fees	(b	)	10,960	11,230	7,825
Other expenses			4,866	1,308	1,897

			141,049	135,305	148,750

(a)    Hungarian telecommunications and other crisis taxes

          On October 18, 2010 the Hungarian Parliament passed an act imposing special "crisis" taxes on telecommunications services, retail sales and energy sales as of January 1, 2010. These taxes were enacted for a defined period of 2010-2012.

          Although Magyar Telekom is also engaged in energy and retail sales, the tax burden on those are either not applicable to the Group (energy) or not material (retail). The vast majority of the amount included in the table above relates to the revenues earned from electronic telecommunications services provided by the Hungarian members of the Group in 2010. The tax is defined as a certain percentage of the revenue generated from the services defined as electronic telecommunications. The tax is progressive, i.e. the more revenue is generated a higher tax rate is applicable. Due to the high amount of revenues generated by the Group, the vast majority of the Group's Hungarian revenues are in the highest tax band subject to a tax rate of 6.5%.

          The classification of these taxes requires judgment. Management believes that these taxes are not taxes on consumption of services by end customers but rather taxes on entities operating in selected industries. This is supported by the fact that these taxes were levied retrospectively in 2010, the taxes are calculated on the combined revenues of groups using graduated tax rates and the calculation ignores whether the revenues are collected from end customers or not. Therefore management believes that there are strong indicators supporting that these taxes are not sales taxes collected on behalf of the government, but rather taxes on the operations of the companies, and consequently these taxes are classified as operating expense in the consolidated financial statements.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.     OTHER OPERATING EXPENSES (Continued)

(b)    Audit costs included in Consulting, audit and other expert fees

          Consulting, audit and other expert fees among others include expenses incurred in relation to the audit of the standalone and consolidated financial statements of the Company by PricewaterhouseCoopers (PwC) as follows.

	For the year ended December 31,
	2008	2009	2010
	(in HUF millions)
Audit of the financial statements	500	593	527
Other audit related fees	108	205	40
Other non audit related fees	—	4	4

Total expenses payable to PwC	608	802	571

          Audit of the financial statements in the above table are the aggregate fees of PwC in connection with the audit of our annual financial statements, reviews of quarterly reports and services performed in relation to legal obligations and submissions required by regulatory provisions.

          Other audit-related fees in the above table are the aggregate fees of PwC for services which are normally performed by the external auditor in connection with the auditing of the annual financial statements, e.g. advice on issues of accounting and reporting, which were not classified as audit services, and support with the interpretation of new accounting and reporting standards. Audit-related fees in 2010 included HUF 40 million (2009: HUF 205 million) incurred relating to the investigations (Note 1.2).

          Other non audit related fees in the above table are fees of PwC primarily related to services like participation by Magyar Telekom employees in conferences and training sessions organized by PwC.

26.     OTHER OPERATING INCOME

			For the year ended December 31,
			2008	2009	2010
			(in HUF millions)
Gain on sale of PPE, Intangible assets and assets held for sale			2,126	326	327
Gain on sale of subsidiaries and associates	(a	)	1,233	1,371	—
Compensation for renaming (Note 34.1)			676	—	—
Other operating income			214	1,166	3,121

			4,249	2,863	3,448

(a)    Gain on sale of subsidiaries and associates

          All the subsidiaries sold in the reported years conducted non-core operations and were insignificant to the Group, therefore they did not constitute discontinued operations. The results on the disposals of subsidiaries and associates are recognized as Other operating income in the years of disposal. All disposals impacted the total ownership in the subsidiaries and associates sold. No income or loss was incurred on the

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26.     OTHER OPERATING INCOME (Continued)

sale of Orbitel in 2010 after the impairment loss of the Orbitel goodwill recognized in 2009. The proceeds from the disposal included in the Consolidated statement of cash flows are disclosed net of the cash balances of the subsidiaries at date of disposal. These cash balances were not significant.

27.     INTEREST INCOME

	For the year ended December 31,
	2008	2009	2010
	(in HUF millions)
Finance lease interest income	1,340	1,390	1,334
Other interest income	5,887	7,136	3,604

	7,227	8,526	4,938

          The Group has changed the disclosure of its financial results compared to the previously issued financial statements. Previous year's comparative items have been reclassified to be comparable to the current year's presentation. The items included in the table above were included in the Finance income caption of the previous years' financial statements.

28.     INTEREST EXPENSE

	For the year ended December 31,
	2008	2009	2010
	(in HUF millions)
Interest expense to DT	26,986	27,530	18,397
Other interest expense	5,742	5,765	4,660
Finance lease interest expense	648	712	529
Accretion interest on provisions	70	184	704
less: borrowing costs capitalized	(258)	(726)	(506)

	33,188	33,465	23,784

          The Group has changed the disclosure of its financial results compared to the previously issued financial statements. Previous year's comparative items have been reclassified to be comparable to the current year's presentation. The items included in the table above were included in the Finance expenses caption of the previous years' financial statements.

          When calculating the borrowing costs capitalized, other financial expenses (included in Note 29) are also considered, however, for disclosure purposes, we included the borrowing costs capitalized in the table above.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

29.     OTHER FINANCE EXPENSE—NET

	For the year ended December 31,
	2008	2009	2010
	(in HUF millions)
Fee expense	4,011	4,068	4,236
Net foreign exchange losses/(gains)	648	269	2,855
Losses/(gains) on the subsequent measurement of financial instruments at fair value through profit and loss (derivatives) contracted with related parties	—	2,387	(1,410)
Losses/(gains) on the subsequent measurement of financial instruments at fair value through profit and loss (derivatives) contracted with third parties	(789)	568	998
Losses/(gains) on the derecognition of financial instruments at fair value through profit and loss contracted with related parties	—	441	1,996
Losses/(gains) on the derecognition of financial instruments at fair value through profit and loss contracted with third parties	477	141	592
Losses/(gains) on the derecognition of AFS financial instruments (Reclassifications from Other comprehensive income)	—	—	—

	4,347	7,874	9,267

          The Group has changed the disclosure of its financial results compared to the previously issued financial statements. Previous year's comparative items have been reclassified to be comparable to the current year's presentation. The majority of the items included in the table above were included in the Finance income caption of the previous years' financial statements, while Fee expense was included in Finance expense.

30.     PURCHASE OF PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

	For the year ended December 31,
	2008	2009	2010
	(in HUF millions)
Investments in property, plant and equipment (Note 12)	85,489	81,786	72,489
Investments in intangible assets (Note 13)	22,460	20,080	19,273

Total investments in PPE and intangible assets	107,949	101,866	91,762
Recognition/(Derecognition) of investment tax credit (Note 9.4)	350	428	(3)
Change in payables relating to capital expenditures	7,740	7,934	(4,459)

Cash payments for purchases of PPE and intangible assets	116,039	110,228	87,300

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

30.     PURCHASE OF PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS (Continued)

          The Group had no significant non cash transactions in any of the reported years.

31.     PURCHASE OF SUBSIDIARIES AND BUSINESS UNITS

	For the year ended December 31,
	2008	2009	2010
	(in HUF millions)
Modultechnika (Note 5.1)	—	—	1,421
ISH (Note 5.2)	—	3,131	74
Cable TV networks	687	1,745	39
KFKI Direkt	—	317	—
M-Factory—contingent consideration	75	—	—

Cash payments for purchases of subsidiaries and business units	762	5,193	1,534

32.     REPORTABLE SEGMENTS AND INFORMATION ABOUT GEOGRAPHICAL AREAS

32.1   Reportable segments

          Magyar Telekom established its current management structure in Hungary based on customer segments that require different technology and marketing strategies, and support functions. The Group's operating segments in Hungary are: Consumer Services Business Unit, Business Services Business Unit, Technology Business Unit and Group Headquarters. In addition, the Group also has operations in Macedonia and Montenegro, which represent two additional operating segments. The Media business unit, a separate operating segment in 2008 and 2009 is reported to the MC as part of the Group Headquarters in 2010, therefore we have included its numbers in the Headquarters' numbers in all 3 years presented.

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

          The Group Headquarters (Headquarters) is responsible for providing wholesale mobile and fixed line services and also includes the operations of the Media business unit, considered as a separate operating segment in 2008 and 2009 in Hungary. Headquarters also performs strategic and cross-divisional management and support functions including Procurement, Treasury, Real estate, Accounting, Tax, Legal, Internal Audit and similar shared services and other central functions of the Group's management. Headquarters is also responsible for the Group's points of presence in Bulgaria, Romania and Ukraine, providing wholesale services to local companies and operators.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

32.     REPORTABLE SEGMENTS AND INFORMATION ABOUT GEOGRAPHICAL AREAS (Continued)

          The Technology Business Unit (Technology) is responsible for the operations and development of the mobile, fixed line and cable TV network, as well as IT management in Hungary.

          The Group also has full-scale mobile and fixed line telecommunications operations in Macedonia and Montenegro, which represent two additional operating segments of the Group.

          In addition to the operating segments described above, there are a few operations, which do not qualify as operating or reportable segments. These operations are grouped in "All other" included in the reconciliations of the reportable segments' totals to the Group totals.

32.1.1    Information regularly provided to the MC

          The following tables present the segment information by reportable segment regularly provided to the Management Committee of the Group, reconciled to the corresponding Group numbers.

	For the year ended December 31,
	2008	2009	2010
	(in HUF millions)
Revenues
Total CBU revenues	341,563	322,336	314,773
Less: CBU revenues from other segments	(38,655)	(33,849)	(30,066)

CBU revenues from external customers	302,908	288,487	284,707
Total BBU revenues	179,174	170,989	159,271
Less: BBU revenues from other segments	(16,833)	(18,861)	(15,683)

BBU revenues from external customers	162,341	152,128	143,588
Total Headquarters revenues	163,905	143,776	123,013
Less: Headquarters revenues from other segments	(70,945)	(62,258)	(53,184)

Headquarters revenues from external customers	92,960	81,518	69,829
Total Technology revenues	11,370	10,556	8,287
Less: Technology revenues from other segments	(7,877)	(7,599)	(7,142)

Technology revenues from external customers	3,493	2,957	1,145
Total Macedonia revenues	76,097	82,312	77,598
Less: Macedonia revenues from other segments	(285)	(214)	(134)

Macedonia revenues from external customers	75,812	82,098	77,464
Total Montenegro revenues	33,148	34,442	32,874
Less: Montenegro revenues from other segments	(105)	(51)	(44)

Montenegro revenues from external customers	33,043	34,391	32,830
All other (net)	2,416	2,426	1

Total consolidated revenue of the segments	672,973	644,005	609,564
Measurement differences to Group revenue	83	(16)	15

Total revenue of the Group	673,056	643,989	609,579

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

32.     REPORTABLE SEGMENTS AND INFORMATION ABOUT GEOGRAPHICAL AREAS (Continued)

	For the year ended December 31,
	2008	2009	2010
	(in HUF millions)
Segment results (EBITDA)
CBU	193,314	181,920	181,944
BBU	90,816	80,307	72,161
Headquarters	(15,921)	(22,888)	(50,886)
Technology	(49,059)	(47,485)	(43,565)
Macedonia	39,132	42,861	40,248
Montenegro	10,815	13,736	11,370
All other	(169)	265	11

Total EBITDA of the segments	268,928	248,716	211,283
Measurement differences to Group EBITDA	(550)	337	1,683

Total EBITDA of the Group	268,378	249,053	212,966

Depreciation and amortization of the Group	(106,120)	(101,920)	(100,872)

Total Operating profit of the Group	162,258	147,133	112,094

Net financial result	(30,308)	(32,813)	(28,113)
Share of associates' and joint ventures' profits/(losses)	1,341	(109)	(27)

Total Profit before income tax of the Group	133,291	114,211	83,954
Income tax expense	(27,698)	(20,958)	(6,583)

Total Profit for the year of the Group	105,593	93,253	77,371

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

32.     REPORTABLE SEGMENTS AND INFORMATION ABOUT GEOGRAPHICAL AREAS (Continued)

          The significantly higher negative results of the Headquarters segment in 2010 is due to the inclusion of the Hungarian telecommunications tax introduced in 2010 (Note 25) in the Headquarters segment.

	For the year ended December 31,
	2008	2009	2010
	(in HUF millions)
Capital expenditure (Capex) on PPE and Intangible assets
CBU	13,540	23,774	18,212
BBU	7,493	2,905	3,314
Headquarters	9,112	5,888	6,379
Technology	58,716	48,989	44,049
Macedonia	15,709	15,320	15,208
Montenegro	3,751	4,913	4,639
All other	105	65	—

Total capital expenditure of the segments	108,426	101,854	91,801
Measurement differences to capital expenditure of the Group	(477)	12	(39)

Total investments of the Group in PPE and Intangible assets	107,949	101,866	91,762

          Total investments of the Group in PPE and Intangible assets correspond to the "Investments" lines disclosed in Notes 12, 13 and 30.

32.2   Information about geographical areas

          The table below shows the revenues generated from external customers in the countries where the Group operates, using the same measurement principles as for the corresponding Group numbers.

	For the year ended December 31,
	2008	2009	2010
	(in HUF millions)
Revenues
Hungary	554,747	520,584	495,385
Macedonia	75,956	82,098	77,464
Montenegro	33,043	34,391	32,830
Romania	5,244	3,636	2,958
Bulgaria	3,933	3,151	922
Ukraine	133	129	20

Total revenue of the Group	673,056	643,989	609,579

          None of the Group's external customers represent a significant source of revenue.

          The table below shows the Non current assets of the Group located in the countries of operations (including goodwill allocated to operating segments or CGUs operating in these countries) and the

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

32.     REPORTABLE SEGMENTS AND INFORMATION ABOUT GEOGRAPHICAL AREAS (Continued)

reconciliation to the total Non current assets of the Group, using the same measurement principles as for the corresponding Group numbers.

	As at December 31,
	2009	2010
	(in HUF millions)
Non current assets
Hungary	709,525	703,783
Macedonia	129,943	132,510
Montenegro	42,408	41,734
Bulgaria	3,013	3,165
Romania	2,531	2,281
Ukraine	19	13

Total excluding Other non current financial assets and Deferred tax assets	887,439	883,486
Other non current financial assets (Note 8.2)	27,682	24,033
Deferred tax assets (Note 9.4)	1,890	913

Total Non current assets of the Group	917,011	908,432

33.     LEASES AND OTHER COMMITMENTS

33.1   Finance lease—Group as lessee

          Finance leases in 2009 and 2010 mainly relate to the sale and lease back of spaces in buildings accommodating telephone exchanges. In most cases the contracts are denominated in EUR, the term of the leases is 5-10 years, and the contracts include renewal options but no purchase options.

          Future lease payments under finance leases related to sale and lease back transactions at December 31, 2009 and 2010 are as follows:

	At December 31, 2009			At December 31, 2010
	Present value	Interest component	Minimum lease payment	Present value	Interest component	Minimum lease payment
	(in HUF millions)
Within 1 year	291	389	680	277	344	621
1-5 years	1,067	1,012	2,079	1,064	812	1,876
After 5 years	505	172	677	276	62	338

Total	1,863	1,573	3,436	1,617	1,218	2,835

          Finance leases other than sale and lease back in 2009 and 2010 mainly relate to vehicles and IT equipment. In most cases the contract term of the leases is 3-5 years with renewal and purchase options.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

33.     LEASES AND OTHER COMMITMENTS (Continued)

          Future lease payments under finance leases other than sale and lease back transactions at December 31, 2009 and 2010 are as follows:

	At December 31, 2009			At December 31, 2010
	Present value	Interest component	Minimum lease payment	Present value	Interest component	Minimum lease payment
	(in HUF millions)
Within 1 year	472	208	680	328	131	459
1-5 years	473	295	768	593	195	788
After 5 years	615	187	802	321	59	380

Total	1,560	690	2,250	1,242	385	1,627

          The Group has no contingent rents related to its finance leases. The Group does not sub-lease any of the assets leased in a finance lease contract.

33.2   Operating lease—Group as lessee

          Operating lease commitments are mainly in respect of the rental of mobile cell sites, and to a lesser extent, related to buildings, network and other telecommunications facilities.

	At December 31,
	2009	2010
	(in HUF millions)
Within 1 year	7,541	7,711
1-5 years	20,897	20,987
After 5 years	16,131	14,171

Total	44,569	42,869

          The lease commitments represent a high amount of individually immaterial lease agreements, the terms of which vary on a wide range, spanning from 3 to 20 years with renewal options in most cases, but no purchase options.

33.3   Finance lease—Group as lessor

          Finance leases primarily include the private mobile Tetra network constructed for the exclusive use of the Hungarian State, and to a lesser extent equipment provided to business customers as part of our outsourcing contracts where the Group is the service provider.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

33.     LEASES AND OTHER COMMITMENTS (Continued)

          Future lease receivables under finance leases at December 31, 2009 and 2010 are as follows:

	At December 31, 2009			At December 31, 2010
	Present value	Interest component	Minimum lease receipt	Present value	Interest component	Minimum lease receipt
	(in HUF millions)
Within 1 year	3,797	1,641	5,438	4,298	1,403	5,701
1-5 years	15,270	3,810	19,080	15,809	3,102	18,911
After 5 years	4,464	286	4,750	278	74	352

Total	23,531	5,737	29,268	20,385	4,579	24,964

          The interest component represents the unearned finance income. The present value due within one year is included in Other current financial assets, while the present value after one year is included in Other non current financial assets. The finance income accruing to the Group over the lease term is recognized in the Profit for the year (Interest income).

          The unguaranteed residual values accruing to the benefit of the Group are insignificant.

33.4   Operating lease—Group as lessor

          The following table includes the future minimum lease payments receivable by the Group for the operating leases of towers and PBX (private business exchange) equipment where Magyar Telekom is the lessor.

	At December 31,
	2009	2010
	(in HUF millions)
Within 1 year	1,210	1,165
1-5 years	1,943	2,755
After 5 years	1,115	1,072

Total	4,268	4,992

33.5   Purchase commitments for tangible and intangible assets

          The table below summarizes Magyar Telekom's contractual purchase commitments for tangible and intangible assets with the majority falling due within one year.

	At December 31,
	2009	2010
	(in HUF millions)
Property, plant and equipment	4,407	5,951
Intangible assets	1,788	3,000

Total	6,195	8,951

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

33.     LEASES AND OTHER COMMITMENTS (Continued)

33.6   Purchase commitments for investments

          Magyar Telekom signed an agreement to buy 100% of Daten Kontor Kft., DK Telecom Zrt. and DK Consulting Zrt. (DK Group) on July 20, 2010. The maximum purchase price of HUF 1.4 billion is dependent on the next two years' financial performance and was also adjusted with the value of the net debt at the closing of the transaction, which took place on February 28, 2011, when Magyar Telekom paid the initial purchase price of HUF 900 million.

34.     RELATED PARTY TRANSACTIONS

34.1   Deutsche Telekom Group

          Deutsche Telekom AG (DTAG) is the ultimate controlling owner of Magyar Telekom Plc. holding 59.21% of the issued shares. Deutsche Telekom (DT) Group has a number of fixed line, mobile and IT service provider subsidiaries worldwide, with whom Magyar Telekom Group has regular transactions.

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

          The table below summarizes the above related party transactions with DT group.

	2008	2009	2010
	(in HUF millions)
Revenues from telecom services provided to DT Group	16,035	22,059	22,395
Costs of services provided by DT Group	(20,759)	(16,819)	(16,497)
Other income from DTAG	676	—	—
Interest expense to DTIF	(26,986)	(27,530)	(18,397)
Dividend paid to MagyarCom GmbH	(45,690)	(45,690)	(45,690)
Accounts receivable from DT Group companies	5,903	5,492	6,991
Accounts payable to DT Group companies	(5,850)	(5,169)	(7,103)
Loans receivable from DTAG	—	29,587	—
Accrued interests payable to DT Group companies	(8,845)	(7,675)	—
Loans payable to DT Group companies	(330,583)	(326,846)	(304,390)
Fair value of swap agreements with DTAG—asset	—	662	1,004
Fair value of swap agreements with DTAG—liability	—	(3,050)	(1,982)

          Deutsche Telekom has pledged its support for Magyar Telekom's financing needs through to June 30, 2012.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

34.     RELATED PARTY TRANSACTIONS (Continued)

34.2   Associates and joint ventures

          Hunsat is a joint venture founded by the Company (50%) and Antenna Hungária (50%). The revenues of Hunsat included commissions received from Hungarian telecommunications companies for the use of services of international satellite agencies. The operational transactions and balances with Hunsat have been insignificant. Dividends received from Hunsat amounted to HUF 73 million in 2010 (2009: HUF 93 million, 2008: HUF 89 million). The owners of Hunsat decided on the voluntary liquidation of Hunsat in 2010, which is in progress at the end of 2010.

          The Group has no other significant associates or joint ventures and the transactions with them are also insignificant.

34.3   Board and supervisory board members

          The remuneration of the members of the Company's Board of Directors amounted to HUF 13 million in 2010 (2009: HUF 13 million, 2008: HUF 13 million). The remuneration of the members of the Company's Supervisory Board amounted to HUF 48 million in 2010 (2009: HUF 42 million, 2008: HUF 46 million).

34.4   Key management

          Key management has been identified as the members of the Group's Management Committee, which is the chief operating decision making body of Magyar Telekom.

          The table below shows in total the compensation expenses (including social security and other payroll related taxes) incurred by the Group in relation to the key management.

	At December 31,
	2008	2009	2010
	(in HUF millions)
Salaries and other short-term employee benefits	1,063	1,377	1,335
Contractual termination expense	—	248	497
Share based compensation (Note 24.1)	80	131	45

	1,143	1,756	1,877

          The Group does not provide loans to its key management.

          In 2001, DT's shareholders approved the introduction of the 2001 Stock Option Plan, resulting in the granting of stock options in 2001 and 2002. 50 percent of the options granted to each beneficiary may only be exercised following the end of a vesting period of two years. The remaining 50 percent of the options granted to each beneficiary may be exercised after the end of a vesting period of three years. All options are vested as of December 31, 2010. The exercise price of the 2001 option is EUR 30.00, the term of the options runs until August 12, 2011. The exercise price of the 2002 option is EUR 12.36, the term of the options runs until July 14, 2012. At the time they were granted, the options of the 2001 and 2002 tranches had no intrinsic value, but a fair value of EUR 4.87 and EUR 3.79 respectively. The Company's Chief Financial Officer (CFO), who was a senior manager of DT at the time of the stock option, is a participant of the 2002 tranche, having 6,510 share options. Magyar Telekom does not have any potential obligation deriving from the CFO's share options, and no expenses or liabilities have been recognized in the

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

34.     RELATED PARTY TRANSACTIONS (Continued)

presented years as these options are not in the scope of IFRS 2 and IFRIC 11 according to the transitional rules.

35.     ADDITIONAL DISCLOSURES ON FINANCIAL INSTRUMENTS

35.1   Financial assets and liabilities

          The tables below include the carrying amounts and fair values of the Group's financial assets and liabilities as at December 31, 2010 and 2009.

          The Group classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

  (a)
  quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);

  (b)
  inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (Level 2); and

  (c)
  inputs for the asset or liability that are not based on observable market data (Level 3).

          The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. The significance of an input is assessed against the fair value measurement in its entirety.

          There was no transfer between Level 1 and Level 2 financial instruments. Loans and receivables and most of the financial liabilities are measured at amortized cost, but fair value information is also provided for these. The fair values of these assets and liabilities were determined using level 3 type information. There are no assets or liabilities carried at fair value where the fair value was determined using level 3 type information.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

35.     ADDITIONAL DISCLOSURES ON FINANCIAL INSTRUMENTS (Continued)

35.1.1    Financial assets—Carrying amounts and fair values

	Carrying amount
	Loans and receivables	Held-to- maturity	Available- for-sale (Level 1)	Held for trading (Level 2)	Total	Fair value
	(in HUF millions)
December 31, 2010
Cash and cash equivalents	15,841	—	—	—	15,841	15,841
Bank deposits with original maturities over 3 months	47,798	—	—	—	47,798	47,798
Trade receivables	106,732	—	—	—	106,732	106,732
Trade receivables over one year	1,524	—	—	—	1,524	1,609
Employee loans	4,704	—	—	—	4,704	4,849
Derivative financial instruments contracted with related parties	—	—	—	1,004	1,004	1,004
Derivative financial instruments contracted with third parties	—	—	—	301	301	301
Loans to third parties	947	—	—	—	947	947
RDC receivables	715	—	—	—	715	689
Financial assets AFS	—	—	296	—	296	296
Other current	2,400	—	—	—	2,400	2,400
Other non current	519	—	—	—	519	519

Total	181,180	—	296	1,305	182,781	182,985

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

35.     ADDITIONAL DISCLOSURES ON FINANCIAL INSTRUMENTS (Continued)

	Carrying amount
	Loans and receivables	Held-to- maturity	Available- for-sale (Level 1)	Held for trading (Level 2)	Total	Fair value
	(in HUF millions)
December 31, 2009
Cash and cash equivalents	34,270	—	—	—	34,270	34,270
Bank deposits with original maturities over 3 months	50,660	—	—	—	50,660	50,660
Trade receivables	100,524	—	—	—	100,524	100,524
Trade receivables over one year	1,487	—	—	—	1,487	1,486
Employee loans	4,870	—	—	—	4,870	4,228
Derivative financial instruments contracted with related parties	—	—	—	662	662	662
Derivative financial instruments contracted with third parties	—	—	—	623	623	623
Loans to Deutsche Telekom Group companies	29,587	—	—	—	29,587	29,587
Loans to third parties	580	—	—	—	580	580
RDC receivables	839	—	—	—	839	795
Financial assets AFS	—	—	276	—	276	276
Other current	1,626	—	—	—	1,626	1,626
Other non current	552	—	—	—	552	552

Total	224,995	—	276	1,285	226,556	225,869

          Loans and receivables are measured at amortized cost, while available-for-sale and held-for-trading assets are measured at fair value.

          Cash and cash equivalents, trade receivables, loans to Deutsche Telekom Group companies and other current financial assets mainly have short times to maturity. For this reason, their carrying amounts at the end of the reporting period approximate their fair values.

          Financial assets available for sale include insignificant investment in equity instruments, all measured at fair value.

          Finance lease receivables meet the criteria of a financial instrument, but these are recognized and measured according to IAS 17—Leases, therefore not included in the tables above, but in Note 33.3.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

35.     ADDITIONAL DISCLOSURES ON FINANCIAL INSTRUMENTS (Continued)

35.1.2    Financial liabilities—Carrying amounts and fair values

	Carrying amount
	Measured at amortized cost	Held for trading (Level 2)	Total	Fair value
	(in HUF millions)
December 31, 2010
Financial liabilities to related parties (including accrued interest)	304,390	1,982	306,372	313,075
Bank loans (including accrued interest)	50,183	—	50,183	50,553
Trade payables	88,613	—	88,613	88,613
Dividend payable	319	—	319	319
Nonconvertible bonds and debentures	191	—	191	168
Derivative financial instruments contracted with third parties	—	869	869	869
Other current	1,024	—	1,024	1,024
Other	210	—	210	210

Total	444,930	2,851	447,781	454,831

	Carrying amount
	Measured at amortized cost	Held for trading (Level 2)	Total	Fair value
	(in HUF millions)
December 31, 2009
Financial liabilities to related parties (including accrued interest)	334,521	3,050	337,571	351,017
Bank loans (including accrued interest)	57,265	—	57,265	58,507
Trade payables	85,874	—	85,874	85,874
Dividend payable	303	—	303	303
Nonconvertible bonds and debentures	191	—	191	160
Derivative financial instruments contracted with third parties	—	179	179	179
Other current	1,279	—	1,279	1,279

Total	479,433	3,229	482,662	497,319

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

          Finance lease liabilities meet the criteria of a financial instrument, but these are recognized and measured according to IAS 17—Leases, therefore not included in the tables above, but in Note 33.1.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

35.     ADDITIONAL DISCLOSURES ON FINANCIAL INSTRUMENTS (Continued)

35.2   Items of income, expense, gains and losses arising on financial instruments

          The tables below include income, expense, gains and losses arising on financial instruments in 2010 and 2009.

		From subsequent measurement
	From interest	At fair value	Currency translation	Impairment loss	From derecognition	From fee expense	Total net gain/(loss)
	(in HUF millions)
2010
Available-for-sale financial assets (Level 1)	—	20	—	—	—	—	20
Financial instruments held for trading (Level 2)	—	412	—	—	(2,588)	—	(2,176)
Loans and receivables	3,597	—	749	(9,991)	—	(4,076)	(9,721)
Held-to-maturity investments	—	—	—	—	—	—	—
Financial liabilities measured at amortized cost	(21,772)	—	(3,364)	—	—	(160)	(25,296)

Net gain/(loss) of financial instruments under the scope of IAS 39	(18,175)	432	(2,615)	(9,991)	(2,588)	(4,236)	(37,173)

		From subsequent measurement
	From interest	At fair value	Currency translation	Impairment loss	From derecognition	From fee expense	Total net gain/(loss)
	(in HUF millions)
2009
Available-for-sale financial assets (Level 1)	—	(6)	—	—	—	—	(6)
Financial instruments held for trading (Level 2)	—	(2,955)	—	—	(582)	—	(3,537)
Loans and receivables	7,048	—	(82)	(9,072)	—	(4,054)	(6,160)
Held-to-maturity investments	—	—	—	—	—	—	—
Financial liabilities measured at amortized cost	(32,569)	—	358	—	—	(14)	(32,225)

Net gain/(loss) of financial instruments under the scope of IAS 39	(25,521)	(2,961)	276	(9,072)	(582)	(4,068)	(41,928)

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

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

35.     ADDITIONAL DISCLOSURES ON FINANCIAL INSTRUMENTS (Continued)

35.3   Other disclosures about financial instruments

          Magyar Telekom Plc. is also exposed to risks that arise from the possible drawdown of guarantees in a nominal amount of HUF 14.1 billion as at December 31, 2010 (2009: HUF 16.4 billion). These guarantees were issued by Hungarian banks on behalf of Magyar Telekom as collateral to secure the fulfillment of the Group's certain contractual obligations. The Group has been delivering on its contractual obligations and expects to continue doing so in the future, therefore no drawdown of the guarantees has happened so far, and is not expected to happen in the future.

          There were no financial assets or liabilities, which were reclassified into another financial instrument category.

          No financial assets were transferred in such a way that part or all of the financial assets did not qualify for de-recognition.

          The Group does not have compound financial instruments with multiple embedded derivatives.

36.     CONTINGENT ASSETS AND LIABILITIES

36.1   Contingent assets

          A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence of uncertain future events not within the control of the Group. These assets are not recognized in the statement of financial position. The Group has no such contingencies where the inflow of economic benefits would be probable and material.

36.2   Contingent liabilities

          The most significant contingent liabilities of the Group are described below. No provisions have been recognized for these cases as management estimates that it is unlikely that these claims originating from past events would result in any material economic outflows from the Group, or the amount of the obligation cannot be measured with sufficient reliability. For certain cases described or referred to in this Note information required under IAS 37 is not disclosed, if we have concluded that the disclosure can be expected to seriously prejudice the outcome of the proceedings.

36.2.1    Macedonia

36.2.1.1 Compensation for termination of a service contract by T-Mobile MK

          In January 2002, T-Mobile MK signed an agreement with a subcontractor, including a 3-month trial period, for the collection of T-Mobile MK's overdue receivables. After the expiration of the 3-month trial period, T-Mobile MK terminated this contract in April 2002 due to breaches of the contractual obligations by the subcontractor. The subcontractor initiated a lawsuit in April 2003 requesting damage compensation for foregone profit and compensation for services already rendered. Management estimates it unlikely that the subcontractor would win the court case against T-Mobile MK. The potential loss from the claim is approximately HUF 4.4 billion. The first instance decision in 2010 was in favor of T-Mobile MK, but the plaintiff submitted an appeal, therefore the timing of the final resolution is uncertain.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

36.     CONTINGENT ASSETS AND LIABILITIES (Continued)

36.2.1.2    MKT's dispute on fixed-to-mobile termination fees

          In 2005, MKT changed the retail prices for the traffic from fixed to mobile network. According to the interconnection agreements with the mobile operators the change in retail prices automatically decreased the interconnection fees for termination in the mobile networks. In February 2006, one of the Macedonian mobile operators, ONE, submitted to the Agency a request for dispute resolution with reference to the termination prices. The Agency rejected the requests of ONE as "ungrounded". This decision of the Agency was appealed by ONE by filing a lawsuit at the Administrative Court of Macedonia. The potential loss from the claim is approximately HUF 0.4 billion, but the management estimates it unlikely that this would result in any material cash outflows. The final decision will be made by the Administrative Court of Macedonia, the timing of which is uncertain.

36.2.2    Montenegro

36.2.2.1    Employee salary disputes in Montenegro

          In July 2010, the Trade Union of Crnogorski Telekom submitted a claim to increase the salaries by 15.3% for the period between September 2009 and September 2010, based on the clause on minimum wage calculation in the Collective Bargaining Agreement (CBA). Management believes that the Trade Union is not entitled to submit such claim and also disagrees to the calculation methodology. There has not been any hearing yet in this case. The potential exposure is HUF 0.8 billion.

36.2.3    Hungary

36.2.3.1 Investigation

          Please see Note 1.2.

36.2.3.2    Guarantees

          Magyar Telekom Plc. is exposed to risks that arise from the possible drawdown of guarantees for which see more details in Note 35.3.

37.     EVENTS AFTER THE REPORTING PERIOD

37.1   Announcement of the Hungarian Government on intended withdrawal of tax reduction from 2013

          On March 1, 2011 the Hungarian Government announced that as part of its long-term effort to reduce the Hungarian budget deficit it intends to amend existing law that provides for a reduction in corporate tax rates from the current 19% to 10% starting in 2013. When the law reducing future corporate tax rates was enacted in 2010, the Group recalculated its deferred tax balances, resulting in the reversal of net deferred tax liabilities of HUF 14.5 billion (see Note 9.3) in the 2010 income statement of comprehensive income. The recent announcement of the intended cancellation of the scheduled reduction of the tax rate from 2013 is expected to cause the recognition of a substantially higher amount of net deferred tax liabilities in 2011 and result in a negative impact on deferred tax expense in 2011 equivalent in magnitude to the positive impact on net deferred tax expense in 2010.